Form 20-F
Star Bulk Carriers Corp.
filed 2008-06-30
CIK 1386716

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[_]           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]           ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT

For the fiscal year ended December 31, 2007

OR

[_]           TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from  _____________  to

OR

[_]           SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from  ___________ to

Commission file number:

STAR BULK CARRIERS CORP.
_______________________________________________
(Exact name of Registrant as specified in its charter)
_______________________________________________
(Translation of Registrant’s name into English)

Republic of the Marshall Islands
_______________________________________________
(Jurisdiction of incorporation or organization)

Star Bulk Carriers Corp.
40 Ag. Konstantinou Avenue
Aethrion Center, Suite B34
Maroussi 15124
Athens, Greece
Telephone: 011-30-210-638-7399
_______________________________________________
(Address of principal executive offices)

Prokopios Tsirigakis, 011 30 210 729 2341, atsirigakis@starbulk.com, c/o Star Bulk Carriers Corp., 40 Ag.
Konstantinou Avenue, Aethrion Center, Suite B34, Maroussi 15124
_______________________________________________
(Name, telephone, email and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.01 per share	NASDAQ Global Market
Warrants to purchase a share of Common Stock	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2007, there were 42,516,433 shares of common stock and 19,048,136 warrants of the registrant outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[_] Yes	[X] No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[_] Yes	[X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes	[_] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer [  ]                        Accelerated filer  [X]                                Non-accelerated filer  [  ]

Indicate by check mark which financial statement item the registrant has elected to follow.

[_] Item 17	[X] Item 18

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[X] U.S. GAAP	[_] International Financial Reporting Standards as issued by the International Accounting Standards Board	[_] Other - If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. [_] Item 17 or [_] Item 18.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[ ] Yes	[X] No

FORWARD-LOOKING STATEMENTS

Star Bulk Carriers Corp., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe,” “except,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

Please note in this annual report, “we,” “us,” “our,” “The Company,” all refer to Star Bulk Carriers Corp and its subsidiaries.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry-bulk shipping industry, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

TABLE OF CONTENTS

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

Throughout this report, the “Company,” “we,” “us” and “our” all refer to Star Bulk Carriers Corp. and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. The Company operates drybulk vessels of three sizes: Capesize, which are vessels between 110,000 and 199,000 dwt, Panamax, which are vessels between 60,000 and 85,000 dwt and Supramax, which are vessels between 45,000 and 60,000 dwt. Unless otherwise indicated, all references to “Dollars,”“USD,”“U.S.” and “$” in this report are to U.S. dollars.

Financial data presented herein, include the accounts of Star Bulk Carriers Corp. and its wholly owned subsidiaries, or Star Bulk, and of Star Maritime Acquisition Corp., or Star Maritime.

Star Maritime was organized under the laws of the State of Delaware on May 13, 2005 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or similar business combination, one or more assets or target businesses in the shipping industry. Star Maritime’s common stock and warrants started trading on the American Stock Exchange under the symbols, SEA and SEA.WS, respectively, on December 21, 2005.  We were incorporated in the Republic of the Marshall Islands on December 13, 2006 as a wholly-owned subsidiary of Star Maritime.

On November 27, 2007, Star Maritime obtained shareholder approval for the acquisition of the initial fleet of eight drybulk carriers and for effecting a redomiciliation merger whereby Star Maritime merged with and into Star Bulk with Star Bulk as the surviving entity, or the Redomiciliation Merger. The Redomiciliation Merger was completed on November 30, 2007 as a result of which each outstanding share of Star Maritime common stock was converted into the right to receive one share of Star Bulk common stock and each outstanding warrant of Star Maritime was assumed by Star Bulk with the same terms and restrictions except that each became exercisable for common stock of Star Bulk. Star Bulk’s common stock and warrants are listed on the NASDAQ Global Market under the symbols “SBLK” and “SBLKW” respectively.

We commenced operations on December 3, 2007, which is the date we took delivery of our first vessel.  During the period from Star Maritime’s inception on May 13, 2005 to December 3, 2007, we were a development stage enterprise.

A. Selected Consolidated Financial Data

The table below summarizes the Company’s recent financial information. The historical information was derived from the audited consolidated financial statements of Star Maritime and its subsidiaries for the period from May 13, 2005 (date of Star Maritime’s inception) through December 31, 2005, and for the fiscal year ended December 31, 2006.  The information of Star Bulk and its subsidiaries for the fiscal year ended December 31, 2007 includes the operations for Star Maritime from January 1, 2007 to November 30, 2007, which is the date that the Redomiciliation Merger was completed. We refer you to the notes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. The information provided below should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the consolidated financial statements, related notes and other financial information included herein.

The historical results included below and elsewhere in this document are not necessarily indicative of the future performance of Star Bulk.

3.A. (i) CONSOLIDATED INCOME STATEMENT

(In thousands of U.S. Dollars, except per share and share data)	May 13, 2005 (date of inception) to December 31,	Year Ended December 31,
	2005	2006	2007
INCOME STATEMENT
Voyage revenues	-	-	3,633

Voyage expenses			43
Vessel operating expenses			645
Depreciation		1	745
General and administrative expenses	50	1,210	7,756
Operating loss	(50)	(1,211)	(5,556)

Finance costs	-	-	(45)
Interest income	183	4,396	9,021
Net income, before taxes	133	3,185	3,420

US Source Income taxes	(23)	(207)	(9)
Net Income	110	2,978	3,411
Basic and fully diluted earnings
Earnings per share, basic	0.01	0.10	0.11
Earnings per share, diluted	0.01	0.10	0.09

Weighted average number of shares outstanding, basic	9,918,282	29,026,924	30,065,923
Weighted average number of shares outstanding, diluted	9,918,282	29,026,924	36,817,616

3.A. (ii) CONSOLIDATED BALANCE SHEET AND OTHER FINANCIAL DATA

(In thousands of U.S. Dollars, except per share and share data)	December 31,
	2005	2006	2007
Cash and cash equivalents	593	2,118	18,985
Investments in Trust Account	188,859	192,915	-
Total assets	189,580	195,186	403,742
Current liabilities	4,345	6,973	3,057
Common stock	3	3	425
Stockholders’ equity	120,555	123,533	375,378
Total liabilities and stockholders equity	189,580	195,186	403,742
Number of shares	29,026,924	29,026,924	42,516,433
OTHER FINANCIAL DATA
Net cash (used in) / provided by operating activities	(27)	1,699	370
Net cash (used in) / provided by investing activities	(188,675)	(4)	12,963
Net cash provided by / (used in) financing activities	189,295	(170)	3,534
FLEET DATA
Average number of vessels (1)	-	-	0.21
Number of vessels as of December 31, 2007	-	-	4
Total voyage days for fleet (2)	-	-	68.75
Total ownership days for fleet (3)	-	-	77.73
Fleet utilization (4)			88.44%
(In U.S. Dollars)
AVERAGE DAILY RESULTS
Time charter equivalent (5)	-	-	52,218

(1) Average number of vessels is the number of vessels that comprised our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2) Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(3) Ownership days are the total calendar days each vessel in the fleet was owned by Star Bulk for the relevant period.

(4) Fleet utilization is calculated by dividing voyage days by available days for the relevant period and takes into account the dry-docking periods.

(5) Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses) or time charter equivalent revenue or TCE revenue by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

Star Bulk included TCE revenues, a non-GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because the Company believes that it presents useful information to investors.

The following table reflects the calculation of our TCE rates and reconciliation of TCE revenue as reflected in the consolidated statement of income:

(In thousands of U.S. Dollars, expressed in Dollars and voyage days)	May 13, 2005 (date of inception) to December 31,	Year Ended December 31,
	2005	2006	2007

Voyage revenues(1)	-	-	3,633
Voyage expenses	-	-	(43)

Time charter equivalent revenues	-	-	3,590

Total voyage days for fleet	-	-	68.75

Time charter equivalent (TCE) rate (in U.S. dollars)	-	-	52,218

(1) Includes the amortization of fair value of below and above market acquired time charters in the amount of $1.4 million.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk factors

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for dividends or the trading price of our common stock.

Industry Specific Risk Factors

Charterhire rates for drybulk carriers are volatile and may decrease in the future, which would adversely affect our earnings

The drybulk shipping industry is cyclical with attendant volatility in charterhire rates and profitability. The degree of charterhire rate volatility among different types of drybulk carriers varies widely. Charterhire rates for Capesize, Panamax and Supramax drybulk carriers are at their historically high levels. If the drybulk shipping market is depressed in the future our earnings and available cash flow may decrease. Our ability to re-charter our vessels on the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the drybulk shipping market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for drybulk cargoes carried internationally at sea, including coal, iron, ore, grains and minerals.

The factors affecting the supply and demand for vessel capacity are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for vessel capacity include:

•	demand for and production of drybulk products;
•	global and regional economic and political conditions;
•	the distance drybulk cargo is to be moved by sea; and
•	changes in seaborne and other transportation patterns.

The factors that influence the supply of vessel capacity include:

•	the number of new building deliveries;
•	port and canal congestion;
•	the scrapping of older vessels;
•	vessel casualties; and
•	the number of vessels that are out of service.

We anticipate that the future demand for our drybulk carriers will be dependent upon continued economic growth in the world’s economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier fleet and the sources and supply of drybulk cargo to be transported by sea. The capacity of the global drybulk carrier fleet seems likely to increase and economic growth may not continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

The market values of our vessels may decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities and or we may incur a loss if we sell vessels following a decline in their market value

The fair market values of our vessels have generally experienced high volatility. The market prices for secondhand Capesize, Panamax and Supramax drybulk carriers are at historically high levels.

The fair market value of our vessels may increase and decrease depending on a number of factors including:

•	prevailing level of charter rates;
•	general economic and market conditions affecting the shipping industry;
•	types and sizes of vessels;
•	supply and demand for vessels;
•	other modes of transportation;
•	cost of newbuildings;
•	governmental or other regulations; and
•	technological advances.

In addition, as vessels grow older, they generally decline in value. If the fair market value of our vessels declines, we may not be in compliance with certain provisions of our term loans and we may not be able to refinance our debt or obtain additional financing. In addition, if we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values fall significantly we may have to record an impairment adjustment in our consolidated financial statements which could adversely affect our financial results.

World events could affect our results of operations and financial condition

Terrorist attacks in New York on September 11, 2001 and in London on July 7, 2005 and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Terrorist attacks on vessels, such as the October 2002 attack on the M.V. Limburg, a very large crude carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in, or pooling, an economic recession affecting the United States or the entire world. Any of these occurrences could have a material adverse impact on our revenues and costs.

An economic slowdown in the Asia Pacific region could materially reduce the amount and/or profitability of our business

A significant number of the port calls made by our vessels involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, particularly in China, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. Such growth may not be sustained and the Chinese economy may experience contraction in the future. Moreover, any slowdown in the economies of the United States of America, the European Union or certain Asian countries may adversely effect economic growth in China and elsewhere. Our business, financial position, results of operations, and cash flows as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, operating results and financial condition.

Charter rates are subject to seasonal fluctuations, which may adversely affect our financial condition and ability to pay dividends

As of June 25, 2008, our fleet consists of 11 drybulk carriers comprised of three Capesize, one Panamax and seven Supramax drybulk carriers with an average age of approximately 10 years and a combined cargo carrying capacity of approximately 1.0 million dwt. We have entered into agreements to acquire two additional drybulk vessels for expected delivery to us by July and September of 2008, respectively. We employ all of our vessels on medium-to long-term time charters, however, we may in the future employ certain of our vessels in the spot market. Demand for vessel capacity has historically exhibited seasonal variations and, as a result, in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results for vessels trading in the spot market. The drybulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. As a result, our revenues from our drybulk carriers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues from our drybulk carriers may be stronger in fiscal quarters ended December 31 and March 31. Seasonality in the sector in which we operate could materially affect our operating results and cash available for dividends in the future.

Rising fuel prices may adversely affect our profits

Fuel is a significant, if not the largest, expense in our shipping operations when vessels are not under period charter. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.

The operation of our vessels is affected by the requirements set forth in the United Nations’ International Maritime Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. If we are subject to increased liability for noncompliance or if our insurance coverage is adversely impacted as a result of noncompliance, we may have less cash available for distribution to our stockholders as dividends. If any of our vessels are denied access to, or are detained in, certain ports, this may decrease our revenues.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues and reduce the amount of cash we have available for distribution as dividends to our stockholders.

Company Specific Risk Factors

Star Bulk has a limited operating history and may not operate profitably in the future

Star Bulk was formed December 13, 2006 and in January 2007, entered into agreements to acquire eight drybulk carriers.  Star Bulk took delivery of its first vessel in December 2007.  Accordingly, the consolidated financial statements included in this report reflect the financial results of Star Bulk as an operating company for a very limited period.  These consolidated financial statements do not provide a meaningful basis for you to evaluate its operations and ability to be profitable in the future.  Star Bulk may not be profitable in the future.

We are dependent on medium- to long-term time charters in a volatile shipping industry and a decline in charterhire rates would affect our results of operations and ability to pay dividends

We charter all of our vessels pursuant to medium- to long-term time charters with remaining terms of approximately one to five years. The time charter market is highly competitive and spot market charterhire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity. Our ability to re-charter our vessels on the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the drybulk shipping market.  The drybulk carrier charter market is volatile, and in the past, time charter and spot market charter rates for drybulk carriers have declined below operating costs of vessels. If future charterhire rates are depressed, we may not be able to operate our vessels profitably or to pay you dividends.

Our earnings may be adversely affected if we are not able to take advantage of favorable charter rates

We charter our drybulk carriers to customers pursuant to medium- to long-term time charters, which generally last from one to five years. We may in the future extend the charter periods for the vessels in our fleet. Our vessels that are committed to longer-term charters may not be available for employment on short-term charters during periods of increasing short-term charterhire rates when these charters may be more profitable than long-term charters.

If we fail to manage our planned growth properly, we may not be able to successfully expand our fleet adversely affecting the our overall financial position

We intend to continue to expand our fleet. Our growth will depend on:

•	locating and acquiring suitable vessels;
•	identifying and consummating acquisitions or joint ventures;
•	integrating any acquired vessels successfully with our existing operations;
•	enhancing our customer base;
•	managing our expansion; and
•	obtaining required financing.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We may not be successful in executing our growth plans and may incur significant expenses and losses.

Our loan agreements may contain restrictive covenants that may limit our liquidity and corporate activities

Our current term loan agreements with Commerzbank AG and Piraeus Bank A.E., and any future loan agreements may impose operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;
•	create liens on our assets;
•	sell capital stock of our subsidiaries;
•	make investments;
•	engage in mergers or acquisitions;
•	pay dividends;
•	make capital expenditures;
•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and
•	sell our vessels.

Therefore, we may need to seek permission from our lenders in order to engage in some important corporate actions. The lenders’ interests may be different from ours, and we cannot guarantee that we will be able to obtain the lenders’ permission when needed. This may prevent us from taking actions that are in our best interest.

Servicing debt will limit funds available for other purposes, including capital expenditures and payment of dividends

As of June 25, 2008, we had $120.0 million outstanding under our term loan agreement with Commerzbank AG in connection with the purchase of the vessels in our initial fleet and $85.0 million outstanding under our term loan agreement with Piraeus Bank A.E. in connection with the purchase of three additional vessels in our current fleet. In the second quarter of 2008, we entered into agreements to purchase a 2005 built Supramax drybulk carrier and a 1991 built Capesize drybulk carrier for the aggregate purchase price of approximately $156.0 million for expected delivery to us by July and September of 2008, respectively. On April 14, 2008 we entered into a loan agreement of up to $170.0 million with Piraeus Bank A.E. in order to partly finance the acquisition cost of vessels the Star Omicron and the Star Sigma and also to provide us with additional liquidity.  The Star Alpha, the Star Beta, and the Star Sigma were used as collateral for this loan.  The loan bears interest at LIBOR plus a margin and is repayable in twenty-four quarterly installments through April 2014.  As of June 25, 2008, we had outstanding borrowings in the amount of $85.0 million under this loan.  We may be required to dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes, including payment of dividends. If we are unable to service our debt, it may have a material adverse effect on our financial condition and results of operations.

Default by our charterers may lead to decreased revenues and a reduction in earnings

We have entered into a time charter with each of Worldlink Shipping Limited for the Star Alpha, Industrial Carriers Inc. for the Star Beta, North China Shipping Limited Bahamas for the Star Epsilon, Essar for the Star Delta, Norden A/S for the Star Zeta, Hyundai Merchant Marine for the Star Theta, TMT Co. Ltd., or TMT, for the Star Iota and Star Gamma, Ishaar Overseas for the Star Kappa, Sun God Navigation S.A. for the Star Sigma and GMI Ltd. for the Star Omicron. Consistent with drybulk shipping industry practice, we have not independently analyzed the creditworthiness of the charterers.  Our revenues may be dependent on the performance of our charterers and, as a result, defaults by our charterers may materially adversely affect our revenues.

In the highly competitive international drybulk shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources which may adversely affect our results of operations

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than us. Competition for the transportation of drybulk cargoes can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Due in part to the highly fragmented market, competitors with greater resources could operate larger fleets through consolidations or acquisitions and may be able to offer more favorable terms.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations

Our success will depend to a significant extent upon the abilities and efforts of our management team. As of December 31, 2007, we had ten employees, including our Chief Executive Officer and Chief Financial Officer and 16 employees as of June 2008. As of December 31, 2007, eight employees were engaged in the day to day management of the vessels in our fleet. Our success will depend upon our ability to retain key members of our management team and the ability of Star Bulk Management to recruit and hire suitable employees. The loss of any members of our senior management team could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain “key-man” life insurance on any of our officers or employees of Star Bulk Management.

As we expand our fleet, we will need to implement our operations and financial systems and hire new shoreside staff and seafarers to staff our vessels; if we cannot implement these systems or recruit suitable employees, our performance may be adversely affected

Our operating and financial systems may not be adequate as we expand our fleet, and our attempts to implement those systems may be ineffective. In addition, we will have to rely on our wholly-owned subsidiary, Star Bulk Management, to recruit shoreside administrative and management personnel. Shoreside personnel will be recruited by Star Bulk Management through referrals from other shipping companies and traditional methods of securing personnel, such as placing classified advertisements in shipping industry periodicals. Star Bulk Management has sub-contracted crew management, which includes the recruitment of seafarers, to Bernhardt Schulte Shipmanagement Ltd., formerly Hanseatic Shipping Co. Ltd., or the Manager, a major international third-party technical management company, Univan Shipmanagement Ltd., or Univan and Combine Marine S.A., or Combine Star Bulk Management and its crewing agent may not be able to continue to hire suitable employees as Star Bulk expands its fleet. If we are unable to operate our financial and operations systems effectively, recruit suitable employees or if Star Bulk Management’s unaffiliated crewing agent encounters business or financial difficulties, our performance may be materially adversely affected.

Risks involved with operating ocean going vessels could affect our business and reputation, which would adversely affect our revenues

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	crew strikes and/or boycotts;
•	marine disaster;
•	piracy;
•	environmental accidents;
•	cargo and property losses or damage; and
•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues.

Our vessels may suffer damage and may face unexpected drydocking costs, which could adversely affect our cash flow and financial condition

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and reconditioned, as well as the actual cost of these repairs, would decrease our earnings.

Purchasing and operating secondhand vessels may result in increased operating costs and vessel off-hire, which could adversely affect our earnings

Our inspection of secondhand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. We will not receive the benefit of warranties on secondhand vessels.

Typically, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate its vessels profitably during the remainder of their useful lives.

We inspected the nine vessels that we acquired from TMT and the two vessels that we acquired from third parties, considered the age and condition of the vessels in budgeting for their operating, insurance and maintenance costs, and if we acquire additional second-hand vessels in the future, we may encounter higher operating and maintenance costs due to the age and condition of those additional vessels.

We may not have adequate insurance to compensate us for the loss of a vessel, which may have a material adverse effect on our financial condition and results of operation

We have procured hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance coverage and war risk insurance for our fleet. We do not maintain, for our vessels, insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. We may not be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. Moreover, insurers may default on claims they are required to pay. If our insurance is not enough to cover claims that may arise, the deficiency may have a material adverse effect on our financial condition and results of operations.

We may not be able to pay dividends

We intend to pay a regular quarterly dividend however, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our loan agreements, including future credit facilities we may enter into, may also prohibit or restrict the declaration and payment of dividends under some circumstances.

In addition, the declaration and payment of dividends will be subject at all times to the discretion of our board of directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends, or if there is no surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

We are a holding company, and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments

We are a holding company and our wholly-owned subsidiaries, conduct all of our operations and own all of our operating assets. We will have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to pay dividends.  We and our subsidiaries will be permitted to pay dividends under our credit facilities only for so long as we are in compliance with all applicable financial covenants, terms and conditions.

We depend on officers who may engage in other business activities in the international shipping industry which may create conflicts of interest

Prokopios Tsirigakis, our Chief Executive Officer and a member of our board of directors, and George Syllantavos, our Chief Financial Officer, Secretary and member of our board of directors participate in business activities not associated with the Company. As a result, Mr. Tsirigakis and Mr. Syllantavos may devote less time to the Company than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of both the Company as well as shareholders of other companies which they may be affiliated, which may create conflicts of interest in matters involving or affecting the Company and its customers. It is not certain that any of these conflicts of interest will be resolved in our favor.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, which may negatively affect the ability of public shareholders to protect their interests

We are incorporated under the laws of the Republic of the Marshall Islands, and our corporate affairs are governed by our Articles of Incorporation and Bylaws and by the Marshall Islands Business Corporations Act or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

Our directors and officers are non-U.S. residents, and although may bring an original action in the courts of the Marshall Islands or obtain a judgment against us, our directors or our management based on U.S. laws in the event you believe your rights as a shareholder have been infringed, it may be difficult to enforce judgments against us, our directors or our management

All of our assets are located outside of the United States. Our business will be operated primarily from our offices in Athens, Greece. In addition, our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors and officers. Although you may bring an original action against us, our officers and directors in the courts of the Marshall Islands based on U.S. laws, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against us, our officers or directors for a cause of action arising under Marshall Islands law, it may be impracticable for you to do so given the geographic location of the Marshall Islands.

There is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes after the merger of Star Maritime with and into Star Bulk, with Star Bulk as the surviving corporation, or Redomiciliation Merger, which would adversely affect our earnings

Section 7874(b) of the U.S. Internal Revenue Code of 1986, or the Code, provides that, unless certain requirements are satisfied, a corporation organized outside the United States which acquires substantially all of the assets (through a plan or a series of related transactions) of a corporation organized in the United States will be treated as a U.S. domestic corporation for U.S. federal income tax purposes if shareholders of the U.S. corporation whose assets are being acquired own at least 80% of the non-U.S. acquiring corporation after the acquisition. If Section 7874(b) of the Code were to apply to Star Maritime and the Redomiciliation Merger, then, among other consequences, the Company, as the surviving entity of the Redomiciliation Merger, would be subject to U.S. federal income tax as a U.S. domestic corporation on its worldwide income after the Redomiciliation Merger. Upon completion of the Redomiciliation Merger and the concurrent issuance of stock to TMT under the acquisition agreements, the stockholders of Star Maritime owned less than 80% of the Company. Therefore, the Company believes that it should not be subject to Section 7874(b) of the Code after the Redomiciliation Merger. Star Maritime obtained an opinion of its counsel, Seward & Kissel LLP, that Section 7874(b) should not apply to the Redomiciliation Merger. However, there is no authority directly addressing the application of Section 7874(b) to a transaction such as the Redomiciliation Merger where shares in a foreign corporation such as the Company are issued concurrently with (or shortly after) a merger. In particular, since there is no authority directly applying the “series of related transactions” or “plan” provisions to the post-acquisition stock ownership requirements of Section 7874(b), the United States Internal Revenue Service, or IRS, may not agree with Seward & Kissel’s opinion on this matter. Moreover, Star Maritime has not sought a ruling from the IRS on this point. Therefore, IRS may seek to assert that we are subject to U.S. federal income tax on our worldwide income for taxable years after the Redomiciliation Merger although Seward & Kissel is of the opinion that such an assertion should not be successful.

We may have to pay tax on United States source income, which would reduce our earnings

Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as the Company and its subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury regulations promulgated thereunder.

We expect that we will qualify for this statutory tax exemption and we intend to take this position for U.S. federal income tax return reporting purposes for our 2007 taxable year. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source income.

If we are not entitled to this exemption under Section 883 for any taxable year, we would be subject for those years to a 4% U.S. federal income tax on its U.S.-source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders

We will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of its assets produce or are held for the production of those types of “passive income.”  For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our method of operation, we take the position for United States federal income tax purposes we are not a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we will derive or will be deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we take the position that our income from our time chartering activities does not constitute “passive income,” and the assets that we will own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. In addition, we have not received an opinion of counsel with respect to this issue. Accordingly, the U.S. Internal Revenue Service, or the IRS, or a court of law may not accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, may constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of its operations. For example, if we were treated as earning rental income from our chartering activities rather than services income, we would be treated as a PFIC.

If the IRS were to find that we are or have been a PFIC for any taxable year, its U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares.

Our internal controls over financial reporting do not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act of 2002, Section 404. Since we failed to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, we may be unable to accurately report our consolidated financial results or prevent fraud and could be required to restate our historical financial statements, any of which could have a material adverse effect on our business and the price of our common stock.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2007. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2007, the Company’s disclosure controls and procedures were not effective because of the material weakness in internal control over financial reporting described below. Management has assessed the effectiveness of the Company’s internal control over financial reporting at December 31, 2007, based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the aforementioned assessment, the management concluded that internal control over financial reporting was not effective due to material weaknesses identified in the Company’s internal control over financial reporting.

Star Bulk took delivery of its first vessel in December 2007 and, as a result, management began the process to replace the internal controls over financial reporting which previously existed while the Company was a blank check company with those of a company that owns and operates vessels.  Although progress was made,  the Company did not have sufficient time to complete designing and implementing a comprehensive system of internal controls over financial reporting that would prevent or timely detect material adjustments and identify financial statement disclosure requirements.  Consequently, adjustments and disclosures that were material in the aggregate to the consolidated financial statements and necessary to present the consolidated financial statements for the year ended December 31, 2007 in accordance with U.S. GAAP were made by the Company after being identified by the Company’s independent registered public accounting firm.  Specifically, we did not have in place adequate internal controls over our financial close and reporting processes and we lacked sufficient accounting personnel with the necessary level of US GAAP expertise which resulted in the Company not being able to:

•
Properly evaluate and account for non-routine or complex transactions, including the determination of the purchase price of the vessels fair value of time charter agreements acquired, the application of SFAS 123(R), the classification of expenses related to the target acquisition process, and the completeness of the accrual of general and administrative expenses; and

•	Properly identify all financial statement disclosure requirements in accordance with U.S. GAAP including disclosure surrounding related party transactions.

We have determined that these adjustments were not prevented or detected due to material weaknesses in our controls due to the absence of sufficient time for management to (1) design and implement a comprehensive system of internal controls and (2) hire sufficient accounting personnel with the requisite US GAAP expertise that are required to support our operation as a shipping company. However, management has made the necessary adjustments to present the annual consolidated financial statements for the year ended December 31, 2007 in accordance with U.S. GAAP.

We will continue to evaluate the effectiveness of our disclosure controls and procedures and internal control over financial reporting on an ongoing basis, including consideration of the material weaknesses identified above, or other deficiencies we may identify. The Company has already and will further implement actions as necessary in its continuing assessment of disclosure controls and internal controls over financial reporting.

We may be unable to successfully complete the procedures and attestation requirements of Section 404 or our auditors may identify significant deficiencies, as well as material weaknesses, in internal control over financial reporting in future reporting periods. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting. Matters impacting our internal controls may cause us to be unable to report our consolidated financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of NASDAQ Global Market listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our consolidated financial statements. Confidence in the reliability of our financial statements could also suffer if our independent registered public accounting firm were to report material weaknesses in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the price of our common stock. We believe that the out-of-pocket costs, the diversion of management’s attention from running our day-to-day operations and operational changes caused by the need to comply with the requirements of Section 404 will be significant. If the time and costs associated with such compliance exceed our current expectations, our profitability could be affected.

Risks Relating to Our Common Stock

There may be no continuing public market for you to resell our common stock

Our common shares commenced trading on the NASDAQ Global Market in December 2007. We cannot assure you that an active and liquid public market for our common shares will continue. The price of our common stock may be volatile and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;
•	mergers and strategic alliances in the drybulk shipping industry;
•	market conditions in the drybulk shipping industry and the general state of the securities markets;
•	changes in government regulation;
•	shortfalls in our operating results from levels forecast by securities analysts; and
•	announcements concerning us or our competitors.

You may not be able to sell your shares of our common stock in the future at the price that you paid for them or at all.

Certain stockholders hold registration rights, which if exercised, may have an adverse effect on the market price of our common stock

Initial Stockholders of Star Maritime who purchased common stock prior to Star Maritime’s initial public offering are entitled to demand that we register the resale of their shares at any time after the shares are released from escrow which, except in limited circumstances, will not be before December 15, 2008. If such stockholders exercise their registration rights with respect to all of their shares, there will be an additional 9,026,924 shares of common stock eligible for trading in the public market. In addition, certain of Star Maritime’s officers and directors who purchased units in Star Maritime’s private placement in December 2005 are entitled to demand the registration of the securities underlying the 1,132,500 units, with each unit consisting of one share and one warrant. If all of these stockholders exercise their registration rights with respect to all of their shares of common stock and warrants, there will be an additional 1,132,500 shares of common stock and 1,132,500 warrants eligible for trading in the public market. The presence of these additional shares and warrants may have an adverse effect on the market price of our common stock and warrants.

Future sales of our common stock or warrants could cause the market price of our common stock or warrants to decline

Sales of a substantial number of shares of our common stock or warrants in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

We may issue additional shares of our common stock, warrants or other equity securities or securities convertible into our equity securities in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue 100,000,000 common shares with par value $0.01 per share of which 42,516,433 shares and 19,048,136 warrants were outstanding as of December 31, 2007 and 54,530,989 shares and 5,934,080 warrants were outstanding as of June 25, 2008.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.

These provisions include:

•	authorizing our board of directors to issue “blank check” preferred stock without stockholder approval;
•	providing for a classified board of directors with staggered, three year terms;
•	prohibiting cumulative voting in the election of directors; and
•	authorizing the board to call a special meeting at any time.

Item 4. Information on the Company

A. History and development of the Company

We were incorporated in the Marshall Islands on December 13, 2006. Our executive offices are located at 40 Ag. Konstantinou Avenue, Aethrion Center, Suite B34, Maroussi 15124 Athens, Greece and our telephone number is 011-30-210-638-7399.

Star Maritime Acquisition Corp. or Star Maritime was organized under the laws of the State of Delaware on May 13, 2005 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or similar business combination, one or more assets or target businesses in the shipping industry.  Following the formation of Star Maritime, our officers and directors were the holders of 9,026,924 shares of common stock representing all of our then issued and outstanding capital stock.  On December 21, 2005, Star Maritime consummated its initial public offering of 18,867,500 units, at a price of $10.00 per unit, each unit consisting of one share of Star Maritime common stock and one warrant to purchase one share of Star Maritime common stock at an exercise price of $8.00 per share.  In addition, Star Maritime completed during December 2005 a private placement of an aggregate of 1,132,500 units, or Private Placement, each unit consisting of one share of common stock and one warrant, to Messrs. Tsirigakis and Syllantavos, our Chief Executive Officer and Chief Financial Officer, respectively, and Messrs. Pappas and Erhardt, our Chairman of the Board and one of our directors.  The gross proceeds of the private placement of $11.3 million were used to pay all fees and expenses of the initial public offering and as a result, the entire gross proceeds of the initial public offering amounting to $188.7 million were deposited in a trust account maintained by American Stock Transfer & Trust Company, or the Trust Account.  Star Maritime’s common stock and warrants started trading on the American Stock Exchange under the symbols, SEA and SEA.WS, respectively on December 21, 2005.

On January 12, 2007, Star Maritime and Star Bulk entered into definitive agreements to acquire a fleet of eight drybulk carriers with a combined cargo-carrying capacity of approximately 692,000 dwt. from certain subsidiaries of TMT Co. Ltd., or TMT, a shipping company headquartered in Taiwan. These eight drybulk carriers are referred to as the initial fleet, or initital vessels. The aggregate purchase price specified in the Master Agreement by and among the Company, Star Maritime and TMT, or the Master Agreement for the initial fleet was $224.5 million in cash and 12,537,645 shares of common stock of Star Bulk at $9.63 per share, determined based on the average price of the Star Maritime common shares for 15 trading days prior to January 12, 2007. As additional consideration for eight vessels, 1,606,962 shares of common stock of Star Bulk will be issued to TMT in two installments as follows: (i) 803,481 additional shares of Star Bulk’s common stock, no more than 10 business days following Star Bulk’s filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2007, and (ii) 803,481 additional shares of Star Bulk’s common stock, no more than 10 business days following Star Bulk’s filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

On November 2, 2007, the SEC declared effective our joint proxy/registration statement filed on Forms F-1/F-4 and on November 27, 2007 we obtained shareholder approval for the acquisition of the initial fleet and for effecting the Redomiciliation Merger as a result of which Star Maritime merged into Star Bulk with Star Maritime merging out of existence and Star Bulk being the surviving entity.  Each share of Star Maritime common stock was exchanged for one share of Star Bulk common stock and each warrant of Star Maritime was assumed by Star Bulk with the same terms and conditions except that each became exercisable for common stock of Star Bulk.  The Redomiciliation Merger became effective after stock markets closed on Friday, November 30, 2007 and the common shares and warrants of Star Maritime ceased trading on the American Stock Exchange under the symbols SEA and SEAU, respectively.  Star Bulk shares and warrants started trading on the NASDAQ National Market on Monday, December 3, 2007 under the ticker symbols SBLK and SBLKW, respectively.  Immediately following the effective date of the Redomiciliation Merger, TMT and its affiliates owned 30.2% of Star Bulk’s outstanding common stock.

We began operations on December 3, 2007 with the delivery of our first vessel the Star Epsilon.  Of the initial fleet of eight drybulk vessels Star Bulk agreed to acquire, three of such eight vessels were delivered by the end of December 2007.  Upon delivery of the vessels, we paid TMT $25.5 million in cash and 12,537,645 shares of Star Bulk common stock.  Additionally, on December 3, 2007, we entered into an agreement to acquire an additional Supramax vessel, the Star Kappa from TMT, which was not included in the initial fleet, which was delivered to us on December 14, 2007.

Capital Expenditures

Vessel Acquisitions

On January 12, 2007, pursuant to the Master Agreement, we agreed to acquire our initial fleet of eight drybulk carriers with a combined cargo-carrying capacity of approximately 692,000 dwt. from certain subsidiaries of TMT.  The aggregate purchase price specified in the Master Agreement for the initial fleet was $224.5 million in cash and 12,537,645 shares of common stock of Star Bulk at $9.63 per share, determined based on the average price of the Star Maritime common shares for 15 trading days prior to January 12, 2007. As additional consideration for eight vessels, 1,606,962 shares of common stock of Star Bulk will be issued to TMT in two installments as follows: (i) 803,481 additional shares of Star Bulk’s common stock, no more than 10 business days following Star Bulk’s filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2007, and (ii) 803,481 additional shares of Star Bulk’s common stock, no more than 10 business days following Star Bulk’s filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

On December 3, 2007, we entered into an agreement with TMT, a company affiliated with Mr. Nobu Su, one of our directors, to acquire Star Kappa, a 2001 built Supramax drybulk carrier for the aggregate purchase price of $72.0 million with a cargo carrying capacity of approximately 52,055 dwt.  We financed the total purchase price with proceeds from Star Maritime's initial public offering, which were deposited in the Trust Account.  Following the delivery of this vessel to us in December 2007, it commenced a three year time charter at an average daily hire rate of $47,800.

On January 22, 2008, we entered into an agreement to acquire Star Sigma, a 1991 built Capesize drybulk carrier for the aggregate purchase price of $83.7 million with a cargo carrying capacity of approximately 184,403 dwt.  We financed approximately $65.0 million of the purchase price with borrowings under the Piraeus Bank A.E. term loan facility.  Following the delivery of this vessel to us in April 2008, it commenced a one year time charter at a daily hire rate of $100,000.  We entered into a three year time charter agreement at an average daily hire rate of $63,000 to employ the Star Sigma.  We expect this time charter to commence following the termination of the initial charter in April 2009.

On March 11, 2008, we entered into an agreement to acquire Star Omicron, a 2005 built Supramax drybulk carrier for the aggregate purchase price of $72.0 million with a cargo carry capacity of approximately 53,489 dwt.  We financed approximately $20.0 million of the purchase price with borrowings under Piraeus Bank A.E. term loan facility.  Following the delivery of this vessel to us in April 2008, it commenced a three year time charter at a daily hire rate of $43,000.

On May 22, 2008, we entered into an agreement to acquire Star Cosmo, a 2005 built Supramax drybulk carrier for the aggregate purchase price of $68.8 million with a cargo carry capacity of approximately 52,200 dwt.  We expect to finance the purchase price through a combination of the proceeds received from the conversion of our warrants and borrowings under our Piraeus Bank A.E. term loan facility.   We entered into a three year time charter agreement to employ this vessel at an average daily hire rate of $41,900 following its expected delivery to us by July of 2008.

On June 3, 2008, we entered into an agreement to acquire Star Ypsilon, a 1991 built Capsize drybulk carrier for the aggregate purchase price of $87.2 million with a cargo carry capacity of approximately 150,940 dwt. We expect to finance the purchase price through a combination of the proceeds received from the conversion of our warrants and borrowings under our Piraeus Bank A.E. term loan facility.  We entered into a three year time charter agreement to employ this vessel at an average daily hire rate of $93,333 following its expected delivery to us by September of 2008.

Vessel Dispositions

On April 24, 2008, we entered into an agreement to sell Star Iota for $18.4 million.  We expect to deliver the vessel to its purchasers by September 2008.

Other Significant Transactions

On January 18, 2008, our board of directors approved a plan for the repurchase of up to an aggregate of $50.0 million of our common stock and warrants, which the Company may repurchase from time to time until December 31, 2008. The plan calls for the repurchases of both common stock and warrants to be made in open market or privately negotiated transactions in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended, to the extent applicable, subject to market and business conditions, applicable legal requirements and other factors. The plan will be implemented by our management at its discretion. The plan calls for the repurchased shares and warrants to be retired as soon as practicable following the repurchase. The plan does not obligate us to purchase any particular number of shares, and may be suspended at any time in our sole discretion in accordance with Rule 10b-18. As of June 25, 2008, we repurchased 52,000 shares of common stock for an aggregate purchase price of $586,706, equal to $11.24 per share and 1,362,500 warrants for an aggregate purchases price of $5,474,363, equal to $4.02 per warrant. As of June 25, 2008, we may repurchase up to $43,938,931 of our common stock and warrants under our repurchase plan.

As of June 25, 2008, 12,703,420 warrants have been converted into shares of common stock resulting in proceeds to us of $101,562,192. As of November 30, 2007, the date of the Redomiciliation Merger, we had 41,564,569 shares of common stock and 20,000,000 warrants outstanding.

B. Business overview

Introduction

We are an international company providing worldwide transportation services in the drybulk sector through our vessel-owning subsidiaries for a broad range of vendors and customers of major and minor drybulk cargoes along worldwide shipping routes.  Our fleet carries a variety of drybulk commodities including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks.  We charter all of our vessels pursuant to medium- to long-term time charters with terms of approximately one to five years.

Our Fleet

As of June 25, 2008 we owned and operated a fleet of 11 vessels consisting of three Capesize, one Panamax, and seven Supramax drybulk carriers with an average age of 10 years and a combined cargo carrying capacity of approximately 1.0 million dwt. Following the expected delivery of the Star Cosmo and the Star Ypsilon in July and September 2008, our fleet will consist of 13 vessels, including four Capesize, one Panamax and eight Supramax drybulk carriers with an aggregate cargo carrying capacity of approximately 1.2 million dwt and an average age of 11.4 years.  See Item 4. “Information on the Company—History and Development of the Company—Capital Expenditures.”

The following table presents summary information for all of the vessels in our fleet as of June 25, 2008:

Vessel Name	Vessel Type	Size (dwt.)	Year Built	Average Daily HireRate	Type/Remaining Term	Vessel Delivery Date
Star Alpha (ex A Duckling)	Capesize	175,075	1992	$47,500	Time charter/1.5 years	January 9, 2008
Star Beta (ex B Duckling)	Capesize	174,691	1993	$106,500	Time charter/2.0 years	December 28, 2008
Star Gamma (ex C Duckling)	Supramax	53,098	2002	$28,500	Time charter/3.5 years	January 4, 2008
Star Delta (ex F Duckling)	Supramax	52,434	2000	$25,800	Time charter/1.0 year	January 2, 2008
Star Epsilon (ex G Duckling)	Supramax	52,402	2001	$25,550	Time charter/6.0 years	December 3, 2007
Star Zeta (ex I Duckling)	Supramax	52,994	2003	$42,500	Time charter/3.5 years	January 2, 2008
Star Theta (ex J Duckling)	Supramax	52,425	2003	$32,500	Time charter/1.0 year	December 6, 2008
Star Iota (ex Mommy Duckling)(1)	Panamax	78,585	1983	$18,000	Time charter/1.0 year	March 7, 2008
Star Kappa (ex E Duckling)	Supramax	52,055	2001	$47,800	Time charter/2.5 years	December 14, 2007
Star Sigma (ex Sinfonia)	Capesize	184,403	1991	$100,000	Time charter/4.0 years	April 15, 2008
Star Omicron (ex Nord Wave)	Supramax	53,489	2005	$43,000	Time charter/2.0 years	April 17, 2008

Vessels To Be Delivered
Star Cosmo (ex Victoria) (2)	Supramax	52,200	2005	$41,900	3 years from delivery	July 2008 (expected)
Star Ypsilon (ex Falcon Cape) (3)	Capesize	150,940	1991	$93,333	3 years from delivery	September 2008 (expected)

(1) On April 24, 2008, we entered into an agreement to sell Star Iota for $18.4 million.  We expect to deliver to its purchasers by September 2008.

(2) We expect the Star Cosmo to be delivered to us by July 2008.

(3) We expect the Star Ypsilon to be delivered to us by September 2008.

We actively manage the deployment of our fleet on time charters, which generally can last up to several years. Currently, all of our vessels are employed on medium to long-term time charters.  A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily rate.  Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs.  We pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, as well as for commissions.  We are also responsible for the drydocking costs relating to each vessel.

Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.

Competition

Demand for drybulk carriers fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We compete with other owners of drybulk carriers in the Capesize, Panamax and Supramax size sectors. Ownership of drybulk carriers is highly fragmented and is divided among approximately 1,500 independent drybulk carrier owners. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator.

Our subsidiary, Star Bulk Management arranges our charters (whether voyage charters, period time charters, bareboat charters or pools) through the use of a worldwide network of shipbrokers, who negotiate the terms of the charters based on market conditions.  These shipbrokers advise Star Bulk Management on a continuous basis of the availability of cargo for any particular vessel. There may be several shipbrokers involved in any one charter. The negotiation for a charter typically begins prior to the completion of the previous charter in order to avoid any idle time. The terms of the charter are based on industry standards.

Customers

During December 2007, three of the eight vessels we acquired from TMT in our initial fleet were delivered to us. We also took delivery of an additional vessel from TMT, which was not included in our initial fleet, the Star Kappa. Due to the limited time that the small number of vessels were operational during the fourth quarter of 2007, each of North China Shipping Limited, Hyndai Merchant Marine, Industrial Carriers Inc. and Ishaar Overseas which are the respective customers of the Star Epsilon, the Star Theta, the Star Beta and the Star Kappa accounted for 44%, 36%, 0% and 20% of our revenues, respectively.

As of June 25, 2008, our vessels were chartered as follows: Worldlink Shipping Limited for the Star Alpha, Industrial Carriers Inc. for the Star Beta, North China Shipping Limited Bahamas for the Star Epsilon, Essar for the Star Delta, Norden A/S for the Star Zeta, Hyundai Merchant Marine for the Star Theta, TMT Co. Ltd., or TMT, for the Star Iota and the Star Gamma, Ishaar Overseas for the Star Kappa, Sun God Navigation S.A. for the Star Sigma and GMI Ltd. for the Star Omicron.

Management of the Fleet

As of December 31, 2007, we had ten employees and as of June 25, 2008, 16 employees.  As of December 31, 2007, eight employees, through Star Bulk Management, were engaged in the day to day management of the vessels in our fleet.  Our wholly-owned subsidiary, Star Bulk Management performs operational and technical management services for the vessels in our fleet, including chartering, marketing, capital expenditures, personnel, accounting, paying vessel taxes and maintaining insurance.  Our Chief Executive Officer and our Chief Financial Officer are also the senior management of Star Bulk Management.  Star Bulk Management employs such number of additional shore-based executives and employees designed to ensure the efficient performance of its activities.

We reimburse and/or advance funds as necessary to Star Bulk Management in order for it to conduct its activities and discharge its obligations, at cost.  We also maintain working capital reserves as may be agreed between Star Bulk and Star Bulk Management from time to time.

Star Bulk Management is responsible for the management of the vessels. Star Bulk Management’s responsibilities include, inter alia, locating, purchasing, financing and selling vessels, deciding on capital expenditures for the vessels, paying vessels’ taxes, negotiating charters for the vessels, managing the mix of various types of charters, developing and managing the relationships with charterers and the operational and technical management of the vessels. Technical management includes maintenance, drydocking, repairs, insurance, regulatory and classification society compliance, arranging for and managing crews, appointing technical consultants and providing technical support.

We do not intend to pay commissions to our affiliates in connection with the chartering of vessels to or from any of our affiliates or for the purchase of vessels from or sale to its affiliates.

Star Bulk Management subcontracts the technical and crew management of our vessels to Bernhardt Schulte Shipmanagement Ltd., formerly Hanseatic Shipping Co. Ltd., or the Manager, Univan Shipmanagement Ltd., or Univan and Combine Marine S.A., or Combine.

On November 2 and December 5, 2007, we entered into agreements with Bernhardt Schulte Shipmanagement Ltd. for the technical management of the Star Alpha, the Star Beta, the Star Delta, the Star Epsilon and the Star Theta, the Star Omicron and the Star Kappa, respectively. Under these agreements, we pay the Manager an aggregate annual management fee of $90,000 per vessel. The agreements continue indefinitely unless either party terminates the agreements upon three months' written notice or a certain termination event occurs.

On July 4, 2007, we entered into an agreement with Univan for the technical management of the Star Iota. Under the agreement, we pay a monthly management fee of $8,500, which is reviewed two months before the beginning of each calendar year. The agreement continues indefinitely unless either party terminates the agreement after one year upon three months' written notice or a certain termination event occurs.

Under an agreement dated May 4, 2007, we appointed Combine, a company affiliated with Mr. Tsirigakis, our Chief Executive Officer, Mr. Pappas, the Chairman of our Board and one of our directors and Mr. Christos Anagnostou, a former officer of Star Maritime, as interim manager of the vessels in the initial fleet.  Under the agreement, Combine provides interim technical management and associated services, including legal services, to the vessels in exchange for a flat fee of $10,000 per vessel prior to delivery and at a daily fee of $450 U.S. dollars per vessel during the term of the agreement until such time as the technical management of the vessel is transferred to another technical management company.  Combine is entitled to be reimbursed at cost by us for any and all expenses incurred by them in the management of the vessels, but shall provide us the full benefit of all discounts and rebates enjoyed by them.  The term of the agreement is for one year from the date of delivery of each vessel currently.  Either party may terminate the agreement upon thirty days’ written notice.  The Star Gamma, the Star Zeta and the Star Sigma are currently managed by Combine.

Crewing

Star Bulk Management is responsible for recruiting, either directly or through a technical manager or a crew manager, the senior officers and all other crew members for the vessels in our fleet.  Star Bulk Management has the responsibility to ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that the vessels are manned by experienced and competent and trained personnel.  Star Bulk Management is also responsible for insuring that seafarers’ wages and terms of employment conform to international standards or to general collective bargaining agreements to allow unrestricted worldwide trading of the vessels.  Star Bulk Management has subcontracted the crewing of our entire fleet to the Manager, Univan and Combine.

The International Drybulk Shipping Industry

Drybulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage.  In 2007, based on Clarkson's "Dry Bulk Trade Outlook," May 2008, approximately 3,011 million tons of drybulk cargo was transported by sea, comprising more than one-third of all international seaborne trade.

The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy.  Between 2001 and 2007, trade in all drybulk commodities increased from 2,144 million tons to 3,011 million tons, an increase of 40.4%.  One of the main reasons for the resurgence in drybulk trade has been the growth in imports by China of iron ore, coal and steel products during the last eight years.  Chinese imports of iron ore alone increased from 55.3 million tons in 1999 to more than 380 million tons in 2007.  Demand for drybulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market in 2004, absorbing additional tonnage.

The global drybulk carrier fleet may be divided into four categories based on a vessel's carrying capacity. These categories consist of:

•
Capesize vessels, which have carrying capacities of more than 85,000 dwt. These vessels generally operate along long-haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

•
Panamax vessels have a carrying capacity of between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

•
Handymax vessels have a carrying capacity of between 35,000 and 60,000 dwt. The subcategory of vessels that have a carrying capacity of between 45,000 and 60,000 dwt called Supramax. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

•
Handysize vessels have a carrying capacity of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

The supply of drybulk carriers is dependent on the delivery of new vessels in accordance with Clarkson's "Dry Bulk Tarde Outlook," May 2008, and the removal of vessels from the global fleet, either through scrapping or loss.  As of end of April 2008, the global drybulk carrier orderbook amounted to 242.4 million dwt, or 61% of the existing fleet at that time, with most vessels on the orderbook expected to be delivered within 36 months. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk carriers at or over 25 years old are considered to be scrapping candidate vessels.

Charterhire Rates

Charterhire rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and between the different drybulk carrier categories. However, because demand for larger drybulk carriers is affected by the volume and pattern of trade in a relatively small number of commodities, charterhire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption. In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and redelivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit.

Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the drybulk shipping industry, the charterhire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charterhire rates under charter entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Panamax Index is the index with the longest history. The Baltic Capesize Index and Baltic Handymax Index are of more recent origin. In 2007, rates for all sizes of drybulk carriers strengthened appreciably to historically high levels, primarily due to the high level of demand for raw materials imported by China.

Vessel Prices

Vessel prices, both for new-buildings and secondhand vessels, have increased significantly during the past two years as a result of the strength of the drybulk shipping industry. Because sectors of the shipping industry (drybulk carrier, tanker and container ships) are in a period of prosperity, newbuilding prices for all vessel types have increased significantly due to a reduction in the number of berths available for the construction of new vessels in shipyards.

Environmental and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our fleet. We are subject to various international conventions and treaties, laws and regulations in force in the countries in which our vessels may operate or are registered, relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources.

A variety of government, quasi-governmental and private organizations subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard and harbor masters), classification societies, flag state administration (country of registry) and charterers. Some of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Our failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of the vessels in our fleet.

In recent periods, heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The United Nations International Maritime Organization, or IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004 and became effective in May 2005. Annex VI set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Compliance with these regulations could require the installation of expensive emission control systems and could have an adverse financial impact on the operation of our vessels. Our vessel manager has informed us that a plan to conform with the Annex VI resolutions is in place and we believe we are in substantial compliance with Annex VI.

The operation of our vessels is also affected by the requirements set forth in the IMO’s Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operations and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this prospectus, each of our vessels is ISM code-certified. However, there can be no assurance that these certifications will be maintained indefinitely.

Safety Management System Requirements

IMO also adopted SOLAS and the International Convention on Load Line, 1996, or LL Convention, which impose a variety of standards that regulate the design and operational features of ships. IMO periodically revises the SOLAS Convention and LL Convention standards. We believe that all our vessels are in substantial compliance with SOLAS Convention and LL Convention standards.

Under Chapter IX of SOLAS, our operations are also subject to environmental standards and requirements contained in the ISM Code promulgated by the IMO also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that we and our technical manager will develop for compliance with the ISM Code.

The ISM Code requires that vessel operators also obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We will obtain documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. As required, we renew these documents of compliance and safety management certificates annually.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. For example, IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to 89.77 million SDR. The exchange rate between SDRs and U.S. dollars was 0.615713 SDR per U.S. dollar on March 20, 2008. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on March 13, 2007. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

Compliance Enforcement

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at IMO meetings. Our vessels will be flagged in the Marshall Islands. Marshall Islands-flagged vessels have historically received a good assessment in the shipping industry.

Noncompliance with the ISM Code or other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in United States and European Union ports, respectively.

The United States Oil Pollution Act of 1990

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its two hundred nautical mile exclusive economic zone.

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	natural resources damage and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

Under amendments to OPA that became effective on July 11, 2006, the liability of responsible parties is limited to the greater of $950 per gross ton or $0.8 million per drybulk vessel that is over 300 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our owned vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business, financial condition and results of operation.

OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. Currently United States the Coast Guard regulations require evidence of financial responsibility in the amount of $1,250 per gross ton for non-tank vessels, which includes the OPA limitation on liability of $950 per gross ton and the United States Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

The United States Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or are required to waive insurance policy defenses.

The United States Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the United States Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the United States Coast Guard evidencing sufficient self-insurance.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

The United States Clean Water Act

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

Currently, under U.S. Environmental Protection Agency, or EPA, regulations that have been in place since 1978, vessels are exempt from the requirement to obtain CWA permits for the discharge in U.S. ports of ballast water and other substances incidental to their normal operation. However, on March 30, 2005, the United States District Court for the Northern District of California ruled in Northwest Environmental Advocate v. EPA, 2005 U.S. Dist. LEXIS 5373, that EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the blanket exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008 and directing EPA to develop a system for regulating all discharges from vessels by that date. Under the court’s ruling, owners and operators of vessels visiting U.S. ports would be required to comply with any CWA-permitting program to be developed by EPA or face penalties. Although EPA has appealed the decision to the Ninth Circuit Court of Appeals, we cannot predict the outcome of the litigation. If the District Court’s order is ultimately upheld, we will incur certain costs to obtain CWA permits for our vessels and meet any treatment requirements, although we do not expect that these costs would be material.

Additional Environmental Requirements

The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. The United States Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the United States Coast Guard. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the United States Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The United States Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water. A number of bills relating to regulation of ballast water management have been recently introduced in the U.S. Congress but it is difficult to predict which, if any, will be enacted into law.

At the international level, the IMO adopted the BWM Convention in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of May 31, 2007, the BWM Convention has been adopted by ten states, representing 3.42% of world tonnage.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-United States vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code.

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•
Annual Surveys:  For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•
Intermediate Surveys:  Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•
Class Renewal Surveys:  Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

Upon a shipowner’s request, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the shipowner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society that is a member of the International Association of Classification Societies. Each of our vessels is certified as being “in class” by one of the major Classification Societies (e.g., American Bureau of Shipping, Lloyd’s Register of Shipping, Nippon Kaiji Kiokai, RINA and Bureau Veritas. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

General

The operation of any drybulk vessel includes risks such as mechanical failure, hull damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market.

We maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, and freight, demurrage and defense cover for our fleet in amounts that we believe to be prudent to cover normal risks in our operations. However, we may not be able to achieve or maintain this level of coverage throughout a vessel’s useful life. Furthermore, while we believe that the insurance coverage that we will obtain is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which cover the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value with deductibles of $75,000 - $ 150,000 per vessel per incident. We also maintain increased value coverage for most of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under-insurance.

Protection and Indemnity Insurance

Each of our vessels is entered either with the Standard Club or with the Britannia Club, or the Clubs, for third party liability marine insurance coverage. The Clubs are mutual insurance vehicles. As a member of the Clubs, we are insured, subject to agreed deductibles, and our terms of entry, for our legal liabilities and expenses arising out of our interest in an entered ship, out of events occurring during the period of entry of the ship in the Club and in connection with the operation of the ship, against the risks specified in the rules of the Club. These risks include liabilities arising from death of crew and passengers, loss or damage to cargo, collisions, property damage, oil pollution and wreck removal.

The Standard Club and the Britannia Club benefit from membership of the International Group of P&I Clubs (the International Group) for their main reinsurance program (see below), coupled with their own complementary insurance program for additional risks.

The Club’s policy year commences on February 20th of each year. Calls levied are by way of Estimated Total Premiums (ETP), with the amount of the final installment of the ETP being varied according to the actual total premium ultimately required by the Club for a particular policy year. Members have a liability to pay supplementary calls which might be levied by the Board of the Club if the ETP is insufficient to cover the Club’s outgoings.

Insurance coverage is limited to an unspecified sum, being the amount available from reinsurance plus the maximum amount collectable from members of the International Group by way of ‘overspill’ calls. This is currently around $5.5 billion. There are, however, certain exceptions. Owners are presently covered for claims in respect of oil pollution up to a limit of $1.0 billion. Also, from 2007/2008 policy year a new limit has been introduced on insurance coverage for passenger and crew claims, with a sub-limit of $2.0 billion for passenger claims.

Under the International Group reinsurance program each P&I Club in the International Group currently bears the first $7.0 million of each and every claim. The excess of every claim over $7.0 million up to $50.0 million is shared by the Clubs under a Pooling Agreement. The excess of each claim over $50.0 million is reinsured by the International Group under the General Excess of Loss Reinsurance Contract. This policy presently provides a further $3.0 billion of insurance coverage. Claims which exceed this figure are pooled by way of ‘overspill’ calls as described above.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel’s crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of our doing business.

C. Organizational structure

As of December 31, 2007, the Company is the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under Item 18 “Financial Statements”.

D. Property, plant and equipment

We do not own any real property. Our interests in the vessels in our fleet are our only material properties. See Item 4. “Information on the Company—Our Fleet”.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following is a discussion of Star Bulk and Star Maritime following the Redomiciliation Merger discussed below and in Note 1 to the consolidated financial statements as of December 31, 2007. Also following is a discussion of Star Maritime’s financial condition and results of operations for the fiscal year ended December 31, 2006. All of these consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements including the notes to those consolidated financial statements for the years and periods mentioned above which are included in this document. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled “Risk Factors” and elsewhere in this report.

Overview

We are an international company providing worldwide transportation solutions in the drybulk sector through our vessels-owning subsidiaries for a broad range of customers of major and minor bulk cargoes including iron ore, coal, grain, cement, fertilizer, along worldwide shipping routes. We were incorporated in the Marshall Islands on December 13, 2006. Our executive offices are located at 40 Ag. Konstantinou Avenue, Aethrion Center, Suite B34, Maroussi 15124 Athens, Greece and our telephone number is 011-30-210-638-7399.

Star Maritime Acquisition Corp. or Star Maritime was organized under the laws of the State of Delaware on May 13, 2005 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or similar business combination, one or more assets or target businesses in the shipping industry.  Following the formation of Star Maritime, our officers and directors were the holders of 9,026,924 shares of common stock representing all of our then issued and outstanding capital stock. On December 21, 2005, Star Maritime consummated its initial public offering of 18,867,500 units, at a price of $10.00 per unit, each unit consisting of one share of Star Maritime common stock and one warrant to purchase one share of Star Maritime common stock at an exercise price of $8.00 per share.  In addition, Star Maritime completed during December 2005 a private placement of an aggregate of 1,132,500 units, or the Private Placement, each unit consisting of one share of common stock and one warrant, to Messrs. Tsirigakis and Syllantavos, our Chief Executive Officer and Chief Financial Officer, respectively, and Messrs. Pappas and Erhardt, our Chairman of the Board and one of our directors. The gross proceeds of the private placement of $11.3 million were used to pay all fees and expenses of the initial public offering and as a result, the entire gross proceeds of the initial public offering amounting to $188.7 million were deposited in a trust account maintained by American Stock Transfer & Trust Company, or the Trust Account. Star Maritime’s common stock and warrants started trading on the American Stock Exchange under the symbols, SEA and SEA.WS, respectively on December 21, 2005.

On January 12, 2007, Star Maritime and Star Bulk entered into definitive agreements to acquire a fleet of eight drybulk carriers with a combined cargo-carrying capacity of approximately 692,000 dwt. from certain subsidiaries of TMT Co. Ltd., or TMT, a shipping company headquartered in Taiwan.  These eight drybulk carriers are referred to as the initial fleet, or initial vessels.  The aggregate purchase price specified in the Master Agreement by and among the Company, Star Maritime and TMT, or the Master Agreement, for the initial fleet was $224.5 million in cash and 12,537,645 shares of common stock of Star Bulk at $9.63 per share, determined based on the average price of the Star Maritime common shares for 15 trading days prior to January 12, 2007.  As additional consideration for eight vessels, 1,606,962 shares of common stock of Star Bulk will be issued to TMT in two installments as follows: (i) 803,481 additional shares of Star Bulk’s common stock, no more than 10 business days following Star Bulk’s filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2007, and (ii) 803,481 additional shares of Star Bulk’s common stock, no more than 10 business days following Star Bulk’s filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

On November 2, 2007, the SEC declared effective our joint proxy/registration statement filed on Forms F-1/F-4 and on November 27, 2007 we obtained shareholder approval for the acquisition of the initial fleet and for effecting the Redomiciliation Merger as a result of which Star Maritime merged into Star Bulk with Star Maritime merging out of existence and Star Bulk being the surviving entity.  Each share of Star Maritime common stock was exchanged for one share of Star Bulk common stock and each warrant of Star Maritime was assumed by Star Bulk with the same terms and conditions except that each became exercisable for common stock of Star Bulk.  The Redomiciliation Merger became effective after stock markets closed on Friday, November 30, 2007 and the common shares and warrants of Star Maritime ceased trading on the American Stock Exchange under the symbols SEA and SEAU, respectively.  Star Bulk shares and warrants started trading on the NASDAQ Market on Monday, December 3, 2007 under the ticker symbols SBLK and SBLKW respectively.  Immediately following the effective date of the Redomiciliation Merger, TMT and its affiliates owned 30.2% of Star Bulk’s outstanding common stock.

We began operations on December 3, 2007 with the delivery of our first vessel the Star Epsilon.  Of the initial fleet of eight drybulk vessels Star Bulk agreed to acquire, three of such eight vessels were delivered by the end of December 2007.  Upon delivery of the vessels, we paid TMT $25.5 million in cash and 12,537,645 shares of Star Bulk common stock.  Additionally, on December 3, 2007, we entered into an agreement to acquire an additional Supramax vessel, the Star Kappa from TMT, which was delivered to us on December 14, 2007.

A. Operating Results

Factors Affecting Our Results of Operations

We charter all of our vessels, primarily pursuant to medium- to long-term time charters with terms of approximately one to five years. Under our time charters, the charterer typically pays us a fixed daily charterhire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to one or more unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. Although the vessels in our fleet are primarily employed on medium- to long-term time charters ranging from one to five years, we may employ these and additional vessels under bareboat charters or in drybulk carrier pools in the future.

Star Bulk believes that the important measures for analyzing trends in the results of operations consist of the following:

•
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

•	Ownership days are the total calendar days each vessel in the fleet was owned by Star Bulk for the relevant period.

•
Available days for the fleet are the total calendar days the vessels were in possession for the relevant period after subtracting for off-hire days with major repairs dry-docking or special or intermediate surveys or transfer of ownership.

•
Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

•	Fleet utilization is calculated by dividing voyage days by ownership days for the relevant period and takes into account the dry-docking periods.

•
Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses) or time charter equivalent revenue or TCE revenue by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

The following table reflects our voyage days, calendar days, fleet utilization and TCE rates for the year ended December 31, 2007. We took delivery of three of the eight vessels in our initial fleet and one additional vessel from TMT during December 2007.

Year Ended December 31, 2007
Average number of vessels	0.21
Total voyage days for fleet	68.75
Total ownership days for fleet	77.73
Fleet Utilization	88.44%
Time charter equivalent rate	$52,218

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charterhire, or time charter equivalent, that our vessels earn under period charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market and other factors affecting spot market charter rates for vessels.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we are exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Time Charter Equivalent (TCE)

A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues, a non-GAAP measure, are voyage revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by our vessels.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees and other miscellaneous expenses.  Other factors beyond Star Bulk’s control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. Technical vessel managers established an operating expense budget for each vessel and perform the day-to-day management of the vessels.  Star Bulk Management monitors the performance of each of the technical vessel managers by comparing actual vessel operating expenses with the operating expense budget for each vessel.  Star Bulk is responsible for the costs of any deviations from the budgeted amounts.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value.

Management Fees

Under an agreement dated May 4, 2007, we appointed Combine, a company affiliated with Mr. Tsirigakis, our Chief Executive Officer, Mr. Pappas, the Chairman of our Board and one of our directors and Mr. Christo Anagnostou, the former officer of Star Maritime as interim manager of the vessels in the initial fleet. Under the agreement, Combine provides interim technical management and associated services to the vessels in exchange for a flat fee of $10,000 per vessel and at a daily fee of $450 per vessel during the term of the agreement until such time as the technical management of the vessel is transferred to another technical management company.  Combine is entitled to be reimbursed at cost by us for any and all expenses incurred by them in the management of the vessels, but shall provide us the full benefit of all discounts and rebates enjoyed by them.  The term of the agreement is for one year from the date of delivery of each vessel.  Either party may terminate the agreement upon thirty days’ written notice. The Star Gamma, the Star Zeta and the Star Sigma are currently managed by Combine.

On November 2 and December 5, 2007, we entered into agreements with Bernhardt Schulte Shipmanagement Ltd. for the technical management of the Star Alpha, the Star Beta, the Star Delta, the Star Epsilon and the Star Theta, Star Omicron, and the Star Kappa, respectively.  Under these agreements, we pay the Manager an aggregate annual management fee of $90,000, per vessel.

On July 4, 2007, we entered into an agreement with Univan for the technical management of the Star Iota.  Under the agreement, we pay a monthly management fee of $8,500, which is reviewed two months before the beginning of each calendar year.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, legal and accounting expenses.

Interest and Finance Costs

We defer financing fees and expenses incurred upon entering into our credit facility and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method. We also expect to incur interest expenses and other financing fees under our new credit facilities in connection with borrowings during 2008 to partially finance new vessel acquisitions and to provide additional liquidity to the Company.

Interest income

We did not have any operations for the period from May 13, 2005 to December 3, 2007. During this period, all of our income was derived from interest income, the majority of which was earned on funds held in the Trust Account which consisted of the entire gross proceeds of the initial public offering in the amount of $188.7 million. The gross proceeds of the private placement in the amount of $11.325 million were used to pay all fees and expenses of the initial public offering.

Inflation

Inflation had not a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Special or Intermediate Survey and Drydocking Costs

We have not incurred drydocking costs in 2007. Beginning with our first fiscal quarter ended March 31, 2008, we elected to change our policy for accounting for vessel drydocking costs from the deferral method, under which we deferred and amortized our drydocking costs over the estimated period of benefit between drydockings, to the direct expense method, under which we expense all drydocking costs as incurred.

There have been no drydocking costs that the Company has incurred prior to the first quarter of 2008, therefore, there will be no impact on the Company’s prior consolidated financial statements as a result of the adoption of this change in policy. The Company believes that the new direct expensing method eliminates the significant amount of subjectivity that is needed to determine which costs and activities related to drydocking should be deferred. The first effect of this change in accounting policy, will appear in the Company’s results for the quarter ended March 31, 2008.

Lack of Historical Operating Data for Vessels Before Their Acquisition by Us

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make vessel acquisitions, nor do we believe it would be helpful to potential investors in our stock in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with, or without charter) as the acquisition of an asset rather than a business, which we believe to be in accordance with applicable US GAAP and SEC rules. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. All of the vessels in our current fleet have been acquired with time charters attached, with the exception of the Star Beta.  In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer entering into a separate direct agreement (called a “novation agreement”) with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate service agreement between the vessel owner and the charterer.

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we allocate the purchase price of acquired tangible and intangible assets based on their relative fair values.  Where we have assumed an existing charter obligation or entered into a time charter with the existing charterer in connection with the purchase of a vessel with the time charter agreement at charter rates that are less than market charter rates, we record a liability, based on the difference between the assumed charter agreement rate and the market charter rate for an equivalent charter agreement.  Conversely, where we assume an existing charter obligation or enter into a time charter with the existing charterer in connection with the purchase of a vessel with the charter agreement at charter rates that are above prevailing market charter rates, we record an asset, based on the difference between the market charter rate and the assumed contracted charter rate for an equivalent vessel. This determination is made at the time the vessel is delivered to us, and such assets and liabilities are amortized to revenue over the remaining period of the charter.

From December 3, 2007 to March 31, 2008, we took delivery of nine secondhand vessels, the Star Alpha, the Star Beta, the Star Gamma, the Star Delta, the Star Epsilon, the Star Zeta, the Star Theta, the Star Kappa and the Star Iota, all with charter party arrangements attached with the exception of the Star Beta, which we agreed to assume through arrangements with the respective charterers.

Following the consummation of the Redomiciliation Merger, Star Bulk took delivery from TMT, the vessels indicated in Note 1 of our consolidated financial statements pursuant to the Master Agreement (except from the Star Kappa which was acquired from TMT separately). The aggregate purchase price paid to TMT consisted of both cash and 12,537,645 of our common shares. The fair value of the common shares issued to TMT was based on the closing share price of Star Bulk’s shares on the delivery date of each vessel. The total consideration for the Star Epsilon, the Star Theta and the Star Beta, three vessels of initial fleet delivered to us during December 2007, was $166.8 million. In addition, on December 3, 2007, we entered into an agreement to acquire the Star Kappa from TMT for $72.0 million, an additional vessel not included in the initial fleet, which was delivered to us on December 14, 2007.

During 2007, we acquired three drybulk carriers, the Star Epsilon, the Star Theta and the Star Kappa, with attached time charter contracts, which we agreed to assume through arrangements with the respective charterers. Upon delivery of the above vessels, we evaluated the charter contract and assumed and recognized (a) an asset of approximately $2.0 million for one of the vessels with a corresponding decrease in the vessel’ purchase price and (b) a liability of approximately $26.8 million for the other two vessels with a corresponding increase in the vessels’ purchase price.

On January 22, 2008, we entered into an agreement to acquire the Star Sigma, a 1991 built Capesize drybulk carrier with a cargo carrying capacity of approximately 184,403 dwt for a purchase price of $83.74 million. This vessel was delivered to us in April 2008, following which the vessel will be employed on a year time charter at a daily hire rate of $100,000. On March 6, 2008, the Star Sigma was committed to a further three year time charter commencing in April 2009 with an average daily rate of $63,000.

On March 11, 2008, we entered into an agreement to acquire the Star Omicron, a 2005 built Supramax drybulk carrier with a cargo carrying capacity of 53,489 dwt for a purchase price of $72.0 million.  Following its delivery to us in April 2008, the Star Omicron was employed on a three year time charter at a gross daily charterhire rate of $43,000.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;
•	obtain the charterer’s consent to a new technical manager;
•	in some cases, obtain the charterer’s consent to a new flag for the vessel;
•	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;
•	replace all hired equipment on board, such as gas cylinders and communication equipment;
•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;
•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;
•	implement a new planned maintenance program for the vessel; and
•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

•	employment and operation of our drybulk vessels; and
•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our drybulk vessels.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;
•	crew selection and training;
•	vessel spares and stores supply;
•	contingency response planning;
•	onboard safety procedures auditing;
•	accounting;
•	vessel insurance arrangement;
•	vessel chartering;
•	vessel security training and security response plans (ISPS);
•	obtain ISM certification and audit for each vessel within the six months of taking over a vessel;
•	vessel hire management;
•	vessel surveying; and
•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships (i.e., administration of bank loans and bank accounts);
•	management of our accounting system and records and financial reporting;
•	administration of the legal and regulatory requirements affecting our business and assets; and
•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	rates and periods of charterhire;
•	levels of vessel operating expenses;
•	depreciation and amortization expenses;
•	financing costs; and
•	fluctuations in foreign exchange rates.

Critical Accounting Policies

We make certain estimates and judgments in connection with the preparation of our consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what it believes will be the most critical accounting policies that involve a high degree of judgment and the methods of their application.

Impairment of long-lived assets.  The Company follows SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value. In this respect, management regularly reviews the carrying amount of the vessels on vessel by vessel basis when events and circumstances indicate that the carrying amount of the vessels might not be recoverable.  No impairment losses were recorded in any of the periods presented.

Depreciation.  Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition, such as (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage).

The cost of each of the Company’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton). Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. Depreciation expense is calculated based on cost less the estimated residual scrap value. Scrap value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight ton, or lwt.

Certain vessels are purchased by assuming existing time charter agreement. Such acquired time charter agreements are recorded at fair value by separately measuring such  intangible assets acquired. Fair value of above or below market acquired time charters was determined by comparing existing charter rates in the acquired time charter agreements with the market rates for equivalent time charter agreements prevailing at the time the foregoing vessels are delivered. The present values representing the fair value of the above or below market time charters is recorded as an intangible asset or liability, respectively.

Revenue recognition. The Company generates its revenues from time charterers for the charterhire of its vessels. Vessels are chartered using time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate. All of the Company’s time charter agreements are classified as operating leases. Revenues under operating lease arrangements are recognized when a charter agreement exists, charter rate is fixed and determinable, the vessel is made available to the lessee, and collection of the related revenue is reasonably assured. Revenues are recognized ratably on a straight line basis over the period of the respective time charter agreement in accordance with SFAS No. 13 “Accounting for Leases.”

Deferred revenue includes cash received prior to the consolidated balance sheet date and is related to revenue earned after such date.

Voyage related and vessel operating costs are expensed as incurred. Under time charter, specified voyage costs, such as fuel and port charges are borne and paid by the charterer and other non-specified voyage expenses, such as commission are paid by the Company. Vessel operating costs including crews, maintenance and insurance are paid by the Company.

Recent Accounting Pronouncements:

1.
In September 2006 the FASB issued SFAS No. 157 “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements will be required to be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for consolidated financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company will adopt this pronouncement beginning in fiscal year 2008. The adoption of the standard is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.

2.
In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159), which permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157. This statement will be effective for the Company for the fiscal year beginning on January 1, 2008. The Company has not opted to fair value any of its financial assets and  liabilities.

3.
In December, 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (SFAS No. 141(R)). This Statement is a revision of SFAS No. 141, “Business Combinations,” issued in June 2001 and is designed to improve the relevance, representational fairness and comparability and information that a reporting entity provides about a business combination and its effects. The Statement establishes principles and requirements for how the acquirer recognizes assets, liabilities and non-controlling interests, how to recognize and measure goodwill and the disclosures to be made. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As the provisions of SFAS No. 141(R) are applied prospectively, the impact to the Company cannot be determined until the transactions occur.

4.
In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements” (SFAS No. 160), an amendment of ARB No. 51. SFAS No. 160 amends ARB No. 151 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Standard applies to all entities that prepare consolidated financial statements, except not-for-profit organizations. The objective of the Standard is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective as of the beginning of an entity’s fiscal year that begins on or after December 15, 2008. Earlier adoption is prohibited. This statement will be effective for the Company for the fiscal year beginning January 1, 2009. The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

5.
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Acitivities” (SFAS No. 161).  The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

RESULTS OF OPERATIONS

Star Maritime was organized under the laws of the State of Delaware on May 13, 2005 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or similar business combination, one or more assets or target businesses in the shipping industry.

On November 27, 2007, the Company obtained shareholder approval for the acquisition of the initial fleet of eight drybulk carriers and for effecting the Redomiciliation Merger whereby Star Maritime merged with and into Star Bulk with Star Bulk as the surviving entity.  The Redomiciliation Merger was completed on November 30, 2007.  Our first vessel was delivered on December 3, 2007.  Thus, we cannot present a meaningful comparison of our results of operations for the years ended December 31, 2006 with the year ended December 31, 2007 and for the period from May 13, 2005 (date of inception) to December 31, 2005 with the year ended December 31, 2006.

During the period from the Company’s inception to the date it commenced operations, the Company was a development stage enterprise in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 7 “Accounting and Reporting By Development Stage Companies.”

Year ended December 31, 2007

Voyage Revenues: Voyage revenues for 2007 were $3.6 million. All of our revenues for the year ended December 31, 2007 were earned from time charters. We expect that revenues in future fiscal years will be higher than those in 2007 due to a full operating year for our existing fleet.

Voyage Expenses: Voyage expenses, which mainly consist of commissions payable to brokers, were $42,548 for the year ended December 31, 2007.  Consistent with drybulk industry practice, we pay commissions ranging from 0% to 3.75% of the total daily charter hire rate of each charter to ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In 2007, our commissions totaled $33,298.

Vessel Operating Expenses: For 2007, our vessel operating expenses were $0.645 million.  Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, management fees, tonnage taxes and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase. In future fiscal years, vessel operating expenses will likely increase as we operate our existing fleet for the full year.

General and Administrative Expenses:  For 2007, we incurred $7.8 million of general and administrative expenses. Our general and administrative expenses include the salaries and other related costs of the executive officers and other employees, our office rents, legal and accounting costs, regulatory compliance costs and long-term compensation costs. We expect that our general and administrative expense will increase as we continue as an operating company for the full year.

Depreciation: We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost of the vessel less its estimated residual value, which is estimated at $200 per lwt, at the date of the vessel’s acquisition. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is adjusted to end at the date such regulations become effective. For 2007, we recorded $0.7 million of vessel depreciation charges.

Interest Expense: In 2007, we did not pay interest under our term-loan facility.

Interest Income: Interest income was $9.0 million during 2007.  We did not have any operations for the period from May 13, 2005 (date of inception of Star Maritime) to December 3, 2007.  During this period, all of our income was derived from interest income, unrealized and realized gains on investments, the majority of which was earned on funds held in the Trust Account which consisted of the entire gross proceeds of the initial public offering in the amount of $188.7 million. The gross proceeds of the private placement in the amount of $11.3 million were used to pay all fees and expenses of the initial public offering.

Star Maritime Year Ended December 31, 2006 and the Period from May 13, 2005 (inception) to December 31, 2005

For the fiscal year ended December 31, 2006, we incurred $1.2 million of operating expenses, compared to $50,211 during the period from May 13, 2005 (date of inception) through December 31, 2005, which were paid from the net proceeds that were not deposited into the Trust Account. Our operating expenses consisted primarily of expenses related to professional fees of $596,423 insurance costs of $112,242 due diligence fees in connection with the search for a business target of $262,877 and other expenses of $239,558. Other expenses incurred of $265,935 for the period from inception to December 31, 2006 consist of: Depreciation in the amount of $408; Financial Fees in the amount of $1,387: Freight in the amount of $2,806; Franchise Taxes in the amount of $146,050; Rent in the amount of $89,000; General and Administrative Expenses in the amount of $16,351; and Interest Expense in the amount of $9,933. The other expenses incurred of $239,558 for the fiscal year ended December 31, 2006 consist of: Depreciation in the amount of $408; Financial Fees in the amount of $1,331; Freight in the amount of $2,806; Franchise Taxes in the amount of $144,025; Rent in the amount of $89,000; and General and Administrative Expense in the amount of $1,988.

“Franchise Taxes” refer to Delaware State taxes for Star Maritime, “Rent” refers to the $7,500 per month to Schwartz & Weiss, P.C. for office space and certain other services performed in New York.

“Interest Expense” refers to interest paid on Mr. Tsirigakis’ loan to Star Maritime prior to Star Maritime’s initial public offering.

The increase in operating expenses from the period from May 13, 2005 (date of inception) through December 31, 2005, was the result of our due diligence efforts in searching for a business target after the Initial Public Offering and the fee payable of $7,500 per month for office space and certain other additional services from the law firm of Schwartz & Weiss, P.C.

For the fiscal year ended December 31, 2006, we earned net income after taxes of $2,978,086, which consisted of $5,141,143 before the deduction of $2,163,057 of net interest attributable to common stock subject to possible redemption compared to $110,331 during the period from May 13, 2005 (date of inception) through December 31, 2005. Since we did not have any operations, all of our income was derived from the interest income earned and unrealized and realized gains on funds held in the trust account.

B. Liquidity and Capital Resources

Our principal source of funds has been equity provided by our shareholders, operating cash flow and long-term borrowing. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our drybulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make interest repayments on outstanding loan facilities, and pay dividends. We expect to rely upon operating cash flow, long-term borrowing, and future equity financing to implement our growth plan and meet our liquidity requirements going forward.  We believe that we will have sufficient liquidity to meet all of our current work capital requirements.

We believe that our current cash balance, as well as operating cash flow, is sufficient to meet our current liquidity needs, assuming the charter market does not deteriorate to the low-rate environment. If we do acquire additional vessels, we may rely on new debt, proceeds from future offerings and revenue from operations to meet our liquidity needs going forward.

Our practice has been to acquire drybulk carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our drybulk carriers. Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk carriers and the selective sale of older drybulk carriers. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms.

Our short-term liquidity requirements relate to servicing our debt, payment of operating costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include our revenues earned from our charters.

Our medium and long-term liquidity requirements include funding the equity portion of investments in new or additional vessels and repayment of long-term debt balances.  Sources of funding our long-term liquidity requirements include new loans or equity issues or vessel sales.

As of December 31, 2007, we had cash and cash equivalents of $19.0 million.  As of December 31, 2006 and 2005, Star Maritime had cash and cash equivalents of $2.1 million and $0.6 million, respectively.

On May 22, 2008, we entered into an agreement to acquire the Star Cosmo, a 2005 built Supramax drybulk carrier for the aggregate purchase price of $68.8 million with a cargo carry capacity of approximately 52,200 dwt.  We expect to finance the purchase price through a combination of the proceeds received from the conversion of our warrants and borrowings under our Piraeus Bank A.E. term loan facility.

On June 3, 2008, we entered into an agreement to acquire the Star Ypsilon, a 1991 built Capsize drybulk carrier for the aggregate purchase price of $87.2 million with a cargo carry capacity of approximately 150,940 dwt.  We expect to finance the purchase price through a combination of the proceeds received from the conversion of our warrants and borrowings under our Piraeus Bank A.E. term loan facility.

As of December 31, 2007, we paid no dividends to our shareholders.  On February 14, and April 16, 2008, the Company declared dividends amounting to approximately $4.6 million ($0.10 per share, paid on February 28, 2008 to the stockholders of record on February 25, 2008) and approximately $18.8 million ($0.35 per share, paid on May 23, 2008 to the shareholders of record on May 16, 2008), respectively.

Credit Facilities

Commerzbank AG Loan Facility

On December 27, 2007, we entered into a term loan agreement with Commerzbank AG in the amount of $120.0 million to partially finance the Star Gamma, the Star Delta, the Star Epsilon, the Star Zeta, and the Star Theta, which also provide the security for this loan agreement. Upon signing the term loan facility agreement we committed to paying a management fee of 0.5% of the loan amount and a commitment fee of 0.35% per annum payable quarterly in arrears over the committed but un-drawn portion of the loan.

Under the terms of this term loan facility, the repayment of $120.0 million which is the maximum amount we are able to borrow, is over a nine year term and divided into two tranches. The first tranche incorporates up to the first $50.0 million that is borrowed and will be repayable in twenty-eight consecutive quarterly installments commencing twenty-seven months after our initial borrowings but no later than March 31, 2010: (i) the first four installments will amount to $2.25 million each, (ii) the next thirteen installments will amount to $1.0 million each and (iii) the remaining eleven installments will amount to $1.3 million each and a final balloon payment of $13.7 million payable together with the last installment. The second tranche incorporates the balance of the loan up to the full amount of $120.0 million. The balance of our borrowings will be repayable in twenty-eight consecutive quarterly installments commencing twenty-seven months after draw down but no later than March 31, 2010:  (i) the first four installments will amount to $4.0 million each and (ii) the remaining twenty-four installments will amount to $1.75 million each and a final balloon payment of $12.0 million payable together with the last installment. Should any tranche not be drawn down with the maximum amount specified above, the repayment installments will be reduced in the inverse order of maturity. Our term loan bears interest at LIBOR plus a margin at a minimum of 0.8% to a maximum of 1.25% depending on whether our aggregate drawdown ranges from 60% up to 75% of the aggregate market value of our initial fleet.

As of June 25, 2008, we had outstanding borrowings of $120.0 million, which is the maximum amount of borrowings permitted under this facility.

Piraeus Bank A.E. Loan Facility

On April 14, 2008, we entered into a term loan agreement with Piraeus Bank A.E. in the amount of $170.0 million to partially finance the acquisition of the Star Omicron and the Star Sigma and to provide additional liquidity to the Company. This loan agreement is secured by the Star Alpha, the Star Beta, and the Star Sigma. Upon signing the term loan facility agreement we committed to paying a management fee of 0.35% of the loan amount and a commitment fee of 0.25% per annum payable quarterly in arrears over the committed but un-drawn portion of the loan.

Under the terms of this term loan facility, the repayment of $170.0 million (a) begins three months after we draw down $65.0 million under this facility to partially finance the Star Sigma but no later than July 2008 and (b) is divided into 24 consecutive quarterly installments: (i) the first installment will amount to $8.0 million, (ii) the second through fourth installments will amount to $12.0 million each, (iii) the fifth to eighth installments will amount to $10.0 million each, (iv) the ninth through sixteenth installments amount to $5.0 million each, (v) the seventeenth through twentieth installments will amount to $3.0 million each, (vi) the twenty-first through twenty-fourth installments will amount to $2.5 million each of and a final balloon payment in the amount of $24.0 million provided that if this loan facility is drawdown in less than the maximum available amount thereof, each repayment installment, including the balloon installment shall be reduced pro-rata by an amount in aggregate equal to such undrawn amount. The term of this loan facility is six years. Our term loan bears interest at LIBOR plus a margin of 1.25%.

As of June 25, 2008, we borrowed $85.0 million under this loan facility.

Our term loan agreements contain financial covenants, including requirements to maintain (i) a minimum liquidity of $10.0 million or $1.0 million per vessel whichever is greater which includes undrawn funds of the credit facility; and (ii) a minimum market value adjusted equity ratio of 25%.  Our term loan also contains general covenants, including requirements that (i) Petros Pappas may not resign without the consent of the lender; and (ii) Prokopios Tsirigakis remain as our Chief Executive Officer.  As of June 25, 2008, we complied with all of these covenants.

Cash Flows

Year ended December 31, 2007

The following table presents cash flow information for the years ended December 31, 2007 and 2006 and the period from May 13, 2005 (date of inception) to December 31, 2005.  We were formed on December 13, 2006.  Star Maritime was formed on May 13, 2005.  The information was derived from the audited consolidated statements of cash flows of Star Bulk and Star Maritime and is expressed in thousands of U.S. Dollars.

Net cash provided by operating activities	$370
Net cash provided by investing activities	12,963
Net cash provided by financing activities	3,534
Increase in cash and cash equivalents	16,867
Cash and cash equivalents beginning of year	2,118
Cash and cash equivalents end of year	$18,985

Cash from operating activities is mainly composed of revenues generated under our time charters and interest income as well as unrealized and realized gains on investments in Trust Account.

Net cash provided by investing activities was $13.0 million of which $194.1 million represented amounts received from the Trust Account which consisted of the gross proceeds of the initial public offering in the amount of $188.7 million. The gross proceeds of the Private Placement in the amount of $11.3 million were used to pay fees and expenses of the initial public offering. During 2007, following the Redomiciliation Merger, the funds were released to us from the Trust Account and were used to purchase vessels from our initial fleet. This amount was partially offset by $179.0 million including the amounts we paid to acquire the vessels delivered in 2007 and advances we made for vessels to be acquired.  It also includes a $2.0 million payment for the above market acquired time charter agreement.

Net cash provided by financing activities was $3.5 million for the year ended December 31, 2007 representing $7.5 million received from warrants exercised, offset by $4.0 million of deferred underwriting fees paid based on the underwriting agreement signed prior to the initial public offering in December 2005.

Year ended December 31, 2006

Net cash provided by operating activities	$1,699
Net cash used in investing activities	(4)
Net cash used in financing activities	(170)
Increase in cash and cash equivalents	1,525
Cash and cash equivalents beginning of year	593
Cash and cash equivalents end of year	$2,118

Cash from operating activities is mainly composed of revenues generated from interest income and unrealized and realized gains on investment held in Trust account.

Year ended December 31, 2005

Net cash used in operating activities	$(27)
Net cash used in investing activities	(188,675)
Net cash provided by financing activities	189,295
Increase in cash and cash equivalents	593
Cash and cash equivalents beginning of year	-
Cash and cash equivalents end of year	$593

Net cash used in investing activities was $188.7 million. This amount represents the payment the Company made to the Trust Account.

Net cash provided by financing activities was $189.3 million for the year ended December 31, 2005 mainly representing proceeds from the initial public offering in the amount of $188.7 million and proceeds from the private placement in the amount of $11.3 million which were offset by the payment of offering costs in the amount of $10.7 million.

Vessel Deliveries

The following table shows the five vessels of our initial fleet which were delivered to us following December 31, 2007 and their respective delivery dates:

Vessel	Date of Delivery
Star Zeta (ex I Duckling)	January 2, 2008
Star Delta (ex F Duckling)	January 2, 2008
Star Gamma (ex C Duckling)	January 4, 2008
Star Alpha (ex A Duckling)	January 9, 2008
Star Iota (ex Mommy Duckling)	March 7, 2008

Vessel Acquisitions

On January 22, 2008, we entered into an agreement to acquire Star Sigma, a 1991 built Capesize drybulk carrier for the aggregate purchase price of $83.7 million with a cargo carrying capacity of approximately 184,403 dwt. We financed approximately $65.0 million of the purchase price with borrowings under our Piraeus Bank A.E. term loan facility. Following the delivery of this vessel to us in April 2008, it commenced a one year time charter at a daily hire rate of $100,000.    We entered into a three year time charter agreement at an average daily hire rate of $63,000 to employ the Star Sigma.  We expect this time charter to commence following the termination of the initial charter in April 2009.

On March 11, 2008, we entered into an agreement to acquire Star Omicron, a 2005 built Supramax drybulk carrier for the aggregate purchase price of $72.0 million with a cargo carry capacity of approximately 53,489 dwt. We financed approximately $20.0 million of the purchase price with borrowings under our Piraeus Bank A.E. term loan facility. Following the delivery of this vessel to us in April 2008, it commenced a three year time charter at a daily hire rate of $43,000.

On May 22, 2008, we entered into an agreement to acquire Star Cosmo, a 2005 built Supramax drybulk carrier for the aggregate purchase price of $68.8 million with a cargo carry capacity of approximately 52,200 dwt. We expect to finance the purchase price through a combination of the proceeds received from the conversion of our warrants and borrowings under our Piraeus Bank A.E. term loan facility. We expect this vessel will be employed on a three year time charter at an average daily hire rate of $41,900 following its expected delivery to us by July of 2008.

On June 3, 2008, we entered into an agreement to acquire Star Ypsilon, a 1991 built Capsize drybulk carrier for the aggregate purchase price of $87.2 million with a cargo carry capacity of approximately 150,940 dwt. We expect to finance the purchase price through a combination of the proceeds received from the conversion of our warrants and borrowings under our Piraeus Bank A.E. term loan facility. We expect this vessel will be employed on a three year time charter at an average daily hire rate of $93,333 following its expected delivery to us by September of 2008.

Vessel Dispositions

On April 24, 2008, we entered into an agreement to sell Star Iota for $18.4 million.  We expect to deliver the vessel to its purchasers by September 2008.

Other Significant Transactions

On January 18, 2008, our board of directors approved a plan for the repurchase of up to an aggregate of $50.0 million of our common stock and warrants, which the Company may repurchase from time to time until December 31, 2008.  The plan calls for the repurchases of both common stock and warrants to be made in open market or privately negotiated transactions in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended, subject to market and business conditions, applicable legal requirements and other factors.  The plan will be implemented by our management at its discretion.  The plan calls for the repurchased shares and warrants to be retired as soon as practicable following the repurchase.  The plan does not obligate us to purchase any particular number of shares, and may be suspended at any time in our sole discretion in accordance with Rule 10b-18.  As of June 25, 2008, we repurchased 52,000 shares of common stock for an aggregate purchase price of $586,706, equal to $11.24 per share and 1,362,500 warrants for an aggregate purchases price of $5,474,363, equal to $4.02 per warrant.  As of June 25, 2008, we may repurchase up to $43,938,931 of our common stock and warrants under the repurchase plan.

As of June 25, 2008, 12,703,420 warrants have been converted into shares of common stock resulting in proceeds to the Company of $101,562,192. As of November 30, 2007, the date of the Redomiciliation Merger, we had 41,564,569 shares of common stock and 20,000,000 warrants outstanding.

C. Research and Development, Patents and Licenses

Not Applicable.

D. Trend Information

Not Applicable.

E. Off-balance Sheet Arrangements

As of the date of this annual report, we do not have any off-balance sheet arrangements.

F. Contractual Obligations

The following table presents our contractual obligations as of December 31, 2007:

	Payments due by period
(in thousands of U.S. Dollars - unless indicated otherwise)
Obligations	Total	Less than 1 year	1-3 years (2009-2010)	3-5 years (2011-2012)	More than 5 years (After January 1, 2013)
Vessel Purchase Agreements(1)	115,590	115,590	-	-	-
Management Agreement(2)	327	327	-	-	-
Senior Secured Term loan(3)	-	-	-	-	-
Principal Payments(3)
Interest payments(3)	-	-	-	-	-
Operating lease obligation(4)	12	12

Total	115,929	115,929	-	-	-

(1)
Pursuant to separate definitive agreements, Star Bulk acquired the vessels in its initial fleet from wholly-owned subsidiaries of TMT for an aggregate purchase price consisting of $224.5 million in cash and 12,537,645 shares of common stock of Star Bulk issued at the time of the vessel delivery and an additional 1,606,962 shares of common stock of Star Bulk to be issued in two installments. The $115.59 million represents the balance of the above cash amount remaining unpaid as at December 31, 2007.

(2)
Pursuant to an agreement dated May 4, 2007, Combine will act as interim manager of the vessels in the initial fleet. Under the agreement, Combine will provide technical management and associated services to the vessels as from their delivery to Star Bulk, and further provide such services and shore personnel so as to effect the smooth delivery of the vessels to Star Bulk. Star Bulk pays $450 per day per vessel (Star Gamma and Star Zeta) under the combine management agreement.

(3)	As of December 31, 2007, we had no contractual obligations under either of our term loan facilities with Commerzbank A.G. or Piraeus Bank A.E.

a.
On December 27, 2007 the Company entered into a loan agreement with Commerzbank A.G. in the amount of $120.0 million to partially finance the acquisition of the Star Gamma, the Star Delta, the Star Epsilon, the Star Zeta, and the Star Theta. The loan bears interest at LIBOR plus a margin ranging from 0.80% to 1.25% and is repayable in twenty-eight quarterly installments through December 2016. As of December 31, 2007, we had no outstanding borrowings under this loan agreement.

b.
On, April 14, 2008 the Company entered into a loan agreement with Piraeus Bank A.E. in the amount of $170.0 million to partially finance the acquisition cost of the Star Omicron and the Star Sigma and to provide additional liquidity to the Company. The loan bears interest at LIBOR plus a margin of 1.25% and is repayable in twenty-four quarterly installments through April 2014.

As of June 25, 2008, we had outstanding borrowings of $120.0 million and $85.0 million under our Commerzbank A.G. and Piraeus Bank A.E. term loan facilities, respectively.

(4)
In May 2007, we entered into a one-year lease for our office facilities.  In May 2008, we extended the lease for our office facilities that terminates in August 2008. Rental expense for the year ended December 31, 2007, was $11,000.  Our future rental commitment is $12,000 for 2008.

Dividend Payments

On February 14, and April 16, 2008, the Company declared dividends amounting to approximately $4.6 million ($0.10 per share, paid on February 28, 2008 to the stockholders of record on February 25, 2008) and approximately $18.8 million ($0.35 per share, paid on May 23, 2008 to the shareholders of record on May 16, 2008), respectively.

G. Safe Harbor

See section “forward looking statements” at the beginning of this annual report.

Item 6. Directors and Senior Management

A. Directors, Senior Management and Employees

Set forth below are the names, ages and positions of our directors, executive officers and key employees. The board of directors is elected annually on a staggered basis, and each director elected holds office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Prokopios (Akis) Tsirigakis	51	Chief Executive Officer, President and Class C Director
George Syllantavos	44	Chief Financial Officer, Secretary and Class C Director
Petros Pappas	53	Chairman and Class A Director
Nobu Su	49	Class A Director
Peter Espig	41	Class B Director
Koert Erhardt	50	Class B Director
Tom Søfteland	46	Class B Director

Prokopios (Akis) Tsirigakis serves as our Chief Executive Officer, President and director. He has been Star Maritime’s Chairman of the Board, Chief Executive Officer and President since inception. Mr. Tsirigakis is experienced in ship management, ship ownership and overseeing new shipbuilding projects. Since November 2003, he has been the Joint Managing Director of Oceanbulk Maritime S.A., a dry cargo shipping company that has operated and managed vessels aggregating as much as 1.6 million deadweight tons of cargo capacity and which is part of the Oceanbulk Group of affiliated companies involved in the service sectors of the shipping industry. Since November 1998, Mr. Tsirigakis has been the Managing Director of Combine Marine Inc., a company which he founded that provides ship management services to third parties and which is part of the Oceanbulk Group. From 1991 to 1998, Mr. Tsirigakis was the Vice-President and Technical Director of Konkar Shipping Agencies S.A. of Athens, after having served as Konkar’s Technical Director from 1984 to 1991, which at the time managed 16 drybulk carriers, multi-purpose vessels and tanker/combination carriers. From 1982 to 1984, Mr. Tsirigakis was the Technical Manager of Konkar’s affiliate, Arkon Shipping Agencies Inc. of New York, a part of the Archirodon Construction Group. He is a member of the Technical Committee (CASTEC) of Intercargo, the International Association of Dry Cargo Shipowners, and of the Technical Committees of Classification Societies. Mr. Tsirigakis received his Masters and B.Sc. in Naval Architecture from The University of Michigan, Ann Arbor and has three years of seagoing experience. Mr. Tsirigakis formerly served on the board of directors of Dryships Inc., a company listed on the NASDAQ Global Market which provides international seaborne transportation services carrying various dry-bulk cargoes.

George Syllantavos serves as our Chief Financial Officer, Secretary and director. He has also been Star Maritime’s Chief Financial Officer, Secretary and a member of its board of directors since inception and its Secretary since December 2005. From May 1999 to December 2007, he was the President and General Manager of Vortex Ltd., an aviation consulting firm specializing in strategic and fleet planning. From January 1998 to April 1999, he served as a financial advisor to Hellenic Telecommunications Organization S.A., where, on behalf of the Chief Executive Officer, he coordinated and led the company’s listing on the New York Stock Exchange (NYSE:OTE) and where he had responsibilities for the strategic planning and implementation of multiple acquisitions of fixed-line telecommunications companies, including RomTelecom. Mr. Syllantavos served as a financial and strategic advisor to both the Greek Ministry of Industry & Energy (from June 1995 to May 1996) and the Greek Ministry of Health (from May 1996 to January 1998), where, in 1997 and 1998, he helped structure the equivalent of a US$700 million bond issuance for the payment of outstanding debts to the supplier of the Greek National Health System. From 1998 to 2004, he served as a member of the Investment Committee of Rand Brothers & Co., a small U.S. merchant banking firm, where he reviewed and analyzed more than 35 acquisition targets of small or medium sized privately-held manufacturing firms in the U.S. and internationally, of which he negotiated, structured and directed the acquisition of three such firms with transactions ranging in size from $7 million to $11 million. Mr. Syllantavos has a B.Sc. in Industrial Engineering from Roosevelt University and an MBA in Operations Management, International Finance and Transportation Management from Northwestern University (Kellogg).

Petros Pappas serves as our non-executive Chairman of the board of directors. He has been a member of Star Maritime’s board of directors since inception. Throughout his career as a principal and manager in the shipping industry, Mr. Pappas has been involved in over 120 vessel acquisitions and disposals. In 1989, he founded Oceanbulk Maritime S.A., a dry cargo shipping company that has operated managed vessels aggregating as much as 1.6 million deadweight tons of cargo capacity. He also founded the Oceanbulk Group of affiliated companies, which are involved in the service sectors of the shipping industry. The Oceanbulk Group is comprised of Oceanbulk Maritime S.A., Interchart Shipping Inc., Oceanbulk Shipping and Trading S.A., Interchart Shipping Inc., Oceanbulk Shipping and Trading S.A., Oceanbulk S & P, Combine Marine Inc., More Maritime Agencies Inc., and Sentinel Marine Services Inc. Additionally, Mr. Pappas ranked among the top 25 Greek ship owners (by number of ocean going vessels) as evaluated by the U.S. Department of Commerce’s 2004 report on the Greek shipping industry. Mr. Pappas has been a Director of the UK Defense Club, a leading insurance provider of legal defense services in the shipping industry worldwide, since January 2002, and is a member of the Union of Greek Shipowners (UGS). Mr. Pappas received his B.A. in Economics and his MBA from The University of Michigan, Ann Arbor.

Nobu Su serves as a member of our board of directors. Mr. Su served as the Co-Chairman of our board of directors from November 20, 2007 until January 24, 2008. Since 2002, Mr. Nobu Su has served as Chief Executive Officer of TMT. Under the direction of Mr. Nobu Su, TMT has expanded its fleet to include drybulk carriers, very large crude carriers, cargo carriers, liquefied natural gas carriers, automobile carriers, and cement carriers. In addition to increasing the service capabilities of TMT, Mr. Nobu Su has transformed TMT into a global leader in the international shipping industry. Under his direction, TMT has emerged as one of the most successful participants in the global freight derivatives market (FFA market). Mr. Nobu Su graduated with a BSc in economics from Keio University in Japan.

Peter Espig serves as a member of our board of directors. Mr. Espig is experienced in the analysis of investment opportunities, raising capital, deal sourcing and financial structuring. In August 2006, he founded and currently serves as CEO of Advance Capital Japan, a private equity and consulting firm focused on raising capital for mid-sized companies and pre-IPO investment and consulting. From 2005 to 2006, Mr. Espig served as Vice-President of the Principal Finance and Securitization Group and Asia Special Situations Group for Goldman Sachs Japan where he was responsible for sourcing and analyzing investment opportunities, balance sheet restructuring and IPO and exit preparations for various corporate and real estate investments. Prior to joining Goldman Sachs, Mr. Espig served from 2004 to 2005 as Vice-President of the New York private equity firm, Olympus Capital, where he participated in corporate restructurings, investment analysis and financing negotiations for both domestic and international investments. From 2003 to 2004, Mr. Espig worked as a leveraged finance, special situations banker for Shinsei bank where he participated in leverage buyouts and debt restructurings. In 1989, Mr. Espig received his B.A. from the University of British Columbia and in 2003, Mr. Espig received his MBA from Columbia Business School where he was honored as a Chazen Society International Scholar.

Koert Erhardt serves as a member of our board of directors. He has been a member of Star Maritime’s board of directors since inception. From September 2004 to December 2004, he served as the Chief Executive Officer and a member of the board of directors of CC Maritime S.A.M., an affiliate of the Coeclerici Group, an international conglomerate whose businesses include shipping and transoceanic transportation of drybulk materials. From 1998 to September 2004, he served as General Manager of Coeclerici Armatori S.p.A. and Coeclerici Logistics S.p.A., affiliates of the Coeclerici Group, where he created a shipping pool that commercially managed over 130 vessels with a carrying volume of 72 million tons and developed the use of Freight Forward Agreement trading as a hedging mechanism to the pool’s exposure and positions. From 1994 to 1998, he served as the General Manager of Bulkitalia, a prominent shipping concern which at the time owned and operated over 40 vessels. From 1990 to 1994, Mr. Erhardt served in various positions with Bulk Italia. From 1988 to 1990, he was the Managing Director and Chief Operating Officer of Nedlloyd Drybulk, the drybulk arm of the Nedlloyd Group, an international conglomerate whose interests include container ship liner services, tankers, oil drilling rigs, pipe laying vessels and ship brokering. Mr. Erhardt received his Diploma in Maritime Economics and Logistics from Hogere Havenen Vervoersschool (now Erasmus University), Rotterdam, and received his MBA International Executive Program at INSEAD, Fontainebleau, France. Mr. Erhardt has also studied at the London School of Foreign Trade.

Tom Søfteland serves as a member of our board of directors. He has been a member of Star Maritime’s the board of directors since inception. Since October 1996, he has been the Chief Executive Officer of Capital Partners A.S. of Bergen, Norway, a financial services firm that he founded and which specializes in shipping and asset finance. From 1990 to October 1996, he held various positions at Industry & Skips Banken, ASA, a bank specializing in shipping, most recently as its Deputy Chief Executive Officer. Mr. Søfteland received his B.Sc. in Economics from the Norwegian School of Business and Administration (NHH).

B. Compensation of Directors and Senior Management

For the period ended December 31, 2007, our Chief Executive Officer and President Prokopios Tsirigakis and our Chief Financial Officer and Secretary, George Syllantavos received aggregate compensation from the Company in the amount of $659,000. Non-employee directors of Star Bulk receive an annual cash retainer of $15,000, plus a fee of $1,000 for each board and committee meeting attended, including meetings attended telephonically. The chairman of the audit committee receives an additional $7,500 per year and each chairman of our other standing committees will receive an additional $5,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. We do not have a retirement plan for our officers or directors.

Equity Incentive Plan

We have adopted an equity incentive plan, which we refer to as the 2007 Equity Incentive Plan, under which officers, key employees, directors and consultants of the Company and its subsidiaries will be eligible to receive options to acquire shares of common stock, stock appreciation rights, restricted stock and other stock-based or stock-denominated awards. We have reserved a total of 2,000,000 shares of common stock for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan. The purpose of the 2007 Equity Incentive Plan is to encourage ownership of shares by, and to assist us in attracting, retaining and providing incentives to, its officers, key employees, directors and consultants whose contributions to the Company are or will be important to the success of the Company and to align the interests of such persons with the Company’s stockholders. The various types of incentive awards that may be issued under the 2007 Equity Incentive Plan will enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business.

The plan is administered by our compensation committee, or such other committee of our board of directors as may be designated by the board to administer the plan. The plan permits grants of options to purchase common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted stock.

Under the terms of the plan, stock options and stock appreciation rights granted under the plan will have an exercise price per common share equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights are exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

The plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting and forfeiture provisions and other terms and conditions as determined by the plan administrator. Upon the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of restricted stock units that then vest multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of restricted stock units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding shall become fully vested and exercisable in full.

The Board may amend or terminate the plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Stockholder approval of plan amendments may be required in certain definitive, pre-determined circumstances if required by applicable rules of a national securities exchange or the SEC. Unless terminated earlier by the board of directors, the plan will expire ten years from the date on which the plan was adopted by the board of directors.

Pursuant to the 2007 Equity Incentive Plan, the Company issued:

•	On March 31, 2008, 150,000 restricted common shares to Peter Espig, our Director, subject to applicable vesting of 75,000 common shares on each of April 1, 2008 and 2009;

•
On December 3, 2007, 90,000 restricted common shares to Prokopios (Akis) Tsirigakis, our President and Chief Executive Officer, subject to applicable vesting of 30,000 common shares on each of July 1, 2008, 2009 and 2010; and

•
On December 3, 2007, 75,000 restricted common shares to George Syllantavos, our Chief Financial Officer and Secretary, subject to applicable vesting of 25,000 common shares on each of July 1, 2008, 2009 and 2010.

C. Board Practices

Our board of directors is divided into three classes with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The initial term of our board of directors is as follows:

•	The term of the Company’s Class A directors expires in 2008;

•	The term of Class B directors expires in 2009; and

•	The term of Class C directors expires in 2010.

Corporate Governance Practices

We have certified to NASDAQ that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Marshall Islands.  As a foreign private issuer, we will be exempt from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material noncompliance with NASDAQ corporate governance practices and the establishment and composition of an audit committee and a formal written audit committee charter.  We intend to comply with Nasdaq’s corporate governance practices that are applicable to domestic corporations, except as set forth below.  The practices that we will follow in lieu of Nasdaq’s corporate governance rules are as follows:

•	Our board is comprised of seven directors, two of whom shall be independent directors.

•	Our compensation committee is comprised of three members, at least two of whom shall be independent directors who will be responsible for establishing executive officers’ compensation and benefits.

•
Consistent with Marshall Islands law requirements, in lieu of obtaining an independent review of related party transactions for conflicts of interests, our amended and restated bylaws require any director who has a potential conflict of interest to identify and declare the nature of the conflict to the board of directors at the next meeting of the board of directors. Our amended and restated bylaws additionally provide that related party transactions must be approved by independent and disinterested directors.

•	In accordance with Marshall Islands law, we will not be required to obtain shareholder approval if it chooses to issue additional securities.

•
As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Marshall Islands law.  Consistent with Marshall Islands law and as provided in our amended and restated bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting.  This notification will contain, among other things, information regarding business to be transacted at the meeting.  In addition, our amended and restated bylaws provide that shareholders must give between 150 and 180 days advance notice to properly introduce any business at a meeting of the shareholders.

Other than as noted above, we are in full compliance with all other applicable NASDAQ corporate governance standards.

Committees of the Board of Directors

We have established an audit committee comprised of two independent members of our board of directors who are responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Our audit committee is responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions are subject to the approval of the audit committee. We have established a compensation committee comprised of three independent directors which is responsible for recommending to the board of directors our senior executive officers’ compensation and benefits. We have also established a nominating and corporate governance committee comprised of two members which is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. Shareholders may also nominate directors in accordance with procedures set forth in our bylaws. The members of the audit, compensation and nominating and corporate governance committees are Mr. Tom Softeland, who also serves as the chairman of our audit committees, Mr. Koert Erhardt who also acts as the chairman of our nominating and corporate governance committee, and Mr. George Syllantavos who serves only on the compensation committee and acts as its chairman.

D. Employees

As of December 31, 2007, we had ten employees and as of June 25, 2008, 16 employees.  As of December 31, 2007, eight employees were engaged in the day to day management of the vessels in our fleet.

E. Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see Item 7 “Major Shareholders and Related Party Transactions.”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the owners of more than five percent of our common stock and the amount of common stock beneficially owned by all of our directors and executive officers as a group as of June 25, 2008:

Shares Beneficially Owned (1)
Name (2)	Number	Percentage(3)
Petros Pappas	8,405,790	15.4%
Nobu Su (4)	12,537,645	23.0%
Prokopios (Akis) Tsirigakis	1,623,499	3.0%
George Syllantavos	580,015	*
Koert Erhardt	340,269	*
Tom Søfteland	145,135	*
Peter Espig	150,000	*
Oceanwood Global Opportunities Master Fund (5)	4,240,777	7.8%
Giovine Capital Group LLC (6)	5,865,017	10.8%
Ramius Capital Group LLC (7)	7,545,960	13.8%
*less than 1%
_____________________
(1)	Includes shares of common stock issuable upon exercise of warrants that are exercisable within 60 days.

(2)	All of the Company’s major shareholders have the same voting rights.

(3)	All percentages are calculated based on the 54,530,989 outstanding common shares of Star Bulk as of June 25, 2008.

(4)
Star Bulk has agreed to issue an aggregate of 1,606,962 additional shares of Star Bulk’s common stock to TMT or its nominee in two installments.  Mr. Nobu Su, a member of our board of directors, exercises voting and investment control over the securities held of record by F5 Capital, a Cayman Islands Corporation, which is the nominee of TMT.

(5)
Derived from a filing of a Schedule 13G on January 14, 2008 by Ocean Capital Management LLP and Oceanwood Global Opportunities Master Fund. Christopher Gate exercises voting and investment control over the securities held of record by Ocean Capital Management LLP and Oceanwood Global Opportunities Master Fund.

(6)	Derived from a joint filing on Schedule 13G/A on February 5, 2008 by Giovine Capital Group LLC and Thomas A. Giovine.

(7)
Derived from a joint filing on Form 4 on April 21, 2008 by RCG Carpathia Master Fund, Ltd., RCG Crimson Partners, LP, RCG Baldwin, L.P., Ramius Advisors, LLC, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon.

B. Related Party Transactions

Under the Master Agreement dated January 12, 2007, Star Bulk and Star Maritime agreed to acquire a fleet of eight drybulk carriers with a combined cargo-carrying capacity of approximately 692,000 dwt. from certain subsidiaries of TMT, a company controlled by Nobu Su, a director of Star Bulk. The aggregate purchase price specified in the Master Agreement for the initial fleet was $224.5 million in cash and 12,537,645 shares of common stock of Star Bulk at $9.63 per share, determined based on the average price of the Star Maritime common shares for 15 trading days prior to January 12, 2007. As additional consideration for eight vessels, 1,606,962 shares of common stock of Star Bulk will be issued to TMT in two installments as follows: (i) 803,481 additional shares of Star Bulk’s common stock, no more than 10 business days following Star Bulk’s filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2007, and (ii) 803,481 additional shares of Star Bulk’s common stock, no more than 10 business days following Star Bulk’s filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

Under the Master Agreement dated January 12, 2007, Star Bulk agreed, with some limited exceptions, to include the shares of Star Bulk’s common stock comprising the stock consideration portion of the aggregate purchase price and the Additional Stock (collectively the “Registrable Securities”), in Star Bulk’s registration statement filed in connection with the Redomiciliation Merger. In addition, Star Bulk has granted TMT (on behalf of itself or its affiliates that hold Registrable Securities) the right, under certain definitive, pre-determined circumstances and subject to certain restrictions, including lock-up and market stand-off restrictions, to require Star Bulk to in the future register the Registrable Securities under the Securities Act. Under the Master Agreement, TMT also has the right to require Star Bulk to make available shelf registration statements (if Star Bulk is eligible to do so) permitting sales of shares into the market from time to time over an extended period. In addition, TMT has the ability to exercise certain piggyback registration rights, 180 days following the effective date of the Redomiciliation Merger. All expenses relating to such registration will be borne by Star Bulk. TMT and/or its affiliates own 12,537,645 shares of Star Bulk’s common stock entitled to these registration rights and Star Bulk has agreed to issue to TMT and/or its affiliates an additional 1,606,962 shares of Star Bulk’s common stock in two installments, entitled to these registration rights.

Star Gamma LLC, a wholly-owned subsidiary of Star Bulk, entered into time a charter agreement dated, February 23, 2007, with TMT for the Star Gamma. Star Iota Inc., a wholly-owned subsidiary of Star Bulk, entered into time charter agreement, dated February 26, 2007, with TMT for the Star Iota. Both time charters commenced on the date of their delivery to us, have a duration of one year and daily charterhire rates of $28,500 and $18,000 respectively. Effective as of the Redomiciliation Merger, Mr. Nobu Su and Mr. Peter Espig of TMT joined Star Bulk’s board of directors.

Star Maritime has used the services of Combine to conduct certain vessel inspection services for the vessels in the initial fleet. Under an agreement dated May 4, 2007 Star Bulk appointed Combine, a company affiliated with our Chief Executive Officer, Mr. Tsirigakis and our directors Messrs. Pappas and Anagnostou as interim manager of the vessels in the initial fleet. Given the start-up nature of Star Bulk, under the agreement, Combine would provide technical management and associated services, including legal services, to the vessels so as to affect the smooth delivery and operation of the vessels to Star Bulk. Such services would be provided at a lump-sum fee of $10,000 per vessel for services leading up to and including taking delivery of each vessel and at a daily fee of $450 per vessel from the delivery of each vessel to Star Bulk onwards during the term of the agreement. Combine is entitled to be reimbursed at cost by Star Bulk for any and all expenses incurred by them in the management of the vessels but shall provide Star Bulk the full benefit of all discounts and rebates enjoyed by them. The term of the agreement is for one year from the date of delivery of each vessel. Either party may terminate the agreement upon thirty days’ notice.

During 2007, Combine has charged $91 for legal and other services, which are included in the consolidated statement of income for the year ended December 31, 2007, $84 related to vessel pre-delivery expenses, which represents $10 per vessel from initial fleet plus $4 of other capitalized expenses that were capitalized as vessel cost as of December 31, 2007 and $0 for daily management fees since there were no vessels under its management.

Oceanbulk Maritime, S.A., a related party, has paid for certain expenses on behalf of Star Maritime. Star Bulk’s director Mr. Petros Pappas is also the Honorary Chairman of Oceanbulk, a ship management company of drybulk vessels.  Star Bulk’s Chief Executive Officer, Mr. Prokopios (Akis) Tsirigakis, as well as its officer Mr. Christos Anagnostou had been employees of Oceanbulk until November 30, 2007.  Included in the consolidated statement of income for December 31, 2007 are legal and office support expenses paid to Oceanbulk Maritime S.A. in the amount of $196.  There were no expenses incurred or charged by Oceanbulk Maritime S.A. during the years ended December 31, 2005 and 2006.  As of December 31, 2007 and 2006, Star Bulk had no outstanding balance with Oceanbulk Maritime S.A.

On December 3, 2007, we entered into an agreement with TMT, a company affiliated with Nobu Su, one of our directors, to acquire, Star Kappa, a 2001 built Supramax drybulk carrier for the aggregate purchase price of $72.0 million with a cargo carrying capacity of approximately 52,055 dwt.

On March 24, 2008, Mr. Tsirigakis, our President and Chief Executive Officer transferred in a private transaction an aggregate of 2,473,893 of his shares and 300,000 of his warrants to Mr. Petros Pappas, the Company’s Chairman.

On March 24, 2008, Mr. George Syllantavos, our Chief Financial Officer and Secretary transferred in a private transaction an aggregate of 981,524 of his shares and 102,500 of his warrants to Mr. Petros Pappas, the Company’s Chairman.

On October 6, 2008, Star Bulk entered into separate employment agreements with each of Mr. Tsirigakis and Mr. Syllantavos to employ them in their capacities as Chief Executive Officer and President, and Chief Financial Officer and Secretary, respectively.  Each of these agreements will have a term of three years unless terminated earlier in accordance with the terms of such agreements. Under the employment agreements, each of Mr. Tsirigakis and Mr. Syllantavos is expected to receive an annual salary of €80,000, or approximately $115,000 and €70,000, or approximately $100,000, respectively. Mr. Tsirigakis and Mr. Syllantavos will also receive additional incentive compensation as determined annually by the compensation committee of our board of directors.

The related expenses for 2007 were $659 and are included in general and administrative expenses in the consolidated statement of income.

Mr. Tsirigakis and Mr. Syllantavos are also be subject to non-competition and non-solicitation covenants during the term of the agreement and for a period of three months following termination for any reason.

Star Bulk entered into separate consulting agreements with companies owned and controlled by Mr. Tsirigakis and Mr. Syllantavos respectively. Each of these agreements will have a term of three years unless terminated earlier in accordance with the terms of such agreements. Under the consulting agreements, each company controlled by Mr. Tsirigakis and Mr. Syllantavos respectively, is expected to receive an annual consulting fee of €370,000, or approximately $541,000 and €250,000, or approximately $365,000. Mr. Tsirigakis and Mr. Syllantavos will also receive a discretionary bonus and additional incentive compensation as determined annually by the compensation committee of our board of directors.

Mr. Tsirigakis and Mr. Syllantavos are also entitled to receive benefits under each of their consultancy agreements with Star Bulk, amongst others: (i) each is entitled to receive an annual discretionary bonus, to be determined by Star Bulk’s board of directors in its sole discretion; (ii) was entitled received payment of a one-time sign-on bonus in the amount of € 200,000, or approximately $292,000.

All ongoing and future transactions between Star Bulk and any of its officers and directors or their respective affiliates, including loans by Star Bulk’s officers and directors, if any, will be on terms believed by Star Bulk to be no less favorable than are available from unaffiliated third parties, and such transactions or loans, including any forgiveness of loans, will require prior approval, in each instance by a majority of Star Bulk’s uninterested “independent” directors or the members of Star Bulk’s board who do not have an interest in the transaction, in either case who had access, at Star Bulk’s expense, to its attorneys or independent legal counsel.

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated statements and other financial information.

See Item 18 “Financial Statements.”

Legal Proceedings

We have not been involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend Policy

Based upon and subject to the assumptions contained in this section, we currently intend to pay quarterly dividends to the holders of our common shares, in February, May, August and November, in amounts that will allow us to retain a portion of our cash flows to fund vessel or fleet acquisitions, and for debt repayment and other corporate purposes, as determined by our management and board of directors. The payment of dividends is not guaranteed or assured and may be discontinued at the sole discretion of our board of directors and may not be paid in the anticipated amounts and frequency set forth in this annual report. Our board of directors will continually review its dividend policy and make adjustments that it believes appropriate.

The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in its credit facility, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. Our ability to pay dividends will be limited by the amount of cash it can generate from operations, primarily the charterhire, net of commissions, received by the Company under the charters for its vessels during the preceding calendar quarter, less expenses for that quarter, consisting primarily of vessel operating expenses (including management fees), general and administrative expenses, debt service, maintenance expenses and the establishment of any reserves as well as additional factors unrelated to its profitability. These reserves may cover, among other things, future dry-docking, repairs, claims, liabilities and other obligations, interest expense and debt amortization, acquisitions of additional assets and working capital.

Because we are a holding company with no material assets other than the shares of our subsidiaries which directly own the vessels in our fleet, our ability to pay dividends depends on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. We cannot assure you that, after the expiration or earlier termination of its charters, we will have any sources of income from which dividends may be paid. If there is a substantial decline in the charter market, this would negatively affect Star Bulk’s earnings and limit its ability to pay dividends. In particular, our ability to pay dividends is subject to our ability to satisfy certain financial covenants that are contained in our credit facility.

We believe that, under current law, our dividend payments from earnings and profits will constitute “qualified dividend income” and as such will generally be subject to a 15% United States federal income tax rate with respect to non-corporate individual stockholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States stockholder’s tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see Item 10 “Additional Information—Taxation” for additional information relating to the tax treatment of our dividend payments.

On February 14, and April 16, 2008, the Company declared dividends amounting to approximately $4.6 million ($0.10 per share, paid on February 28, 2008 to the stockholders of record on February 25, 2008) and $18.8 million ($0.35 per share, paid on May 23, 2008 to the shareholders of record on May 16, 2008), respectively.

B. Significant Changes

Not Applicable.

Item 9. The Offer and Listing

A. Offer and Listing Details

The Company’s common stock and warrants are traded on the NASDAQ Global Market under the symbols “SBLK” and “SBLKW,” respectively. Since the Redomiciliation Merger on November 30, 2007, the price history of our common stock and warrants was as follows:

COMMON STOCK

2008	High	Low
1st Quarter ended March 31, 2008	$12.37	$9.36
January 2008	$12.22	$9.36
February 2008	$12.37	$10.60
March 2008	$11.93	$10.78
April 2008	$12.78	$11.39
May 2008	$14.10	$12.66
June 2008*	$14.34	$11.91

2007	High	Low
December 3, 2007 to December 31, 2007	$15.40	$12.45

* Through June 27, 2008.

WARRANTS

2008	High	Low
1st Quarter ended March 31, 2008	$4.46	$1.99
January 2008	$4.11	$1.99
February 2008	$4.25	$3.20
March 2008	$4.46	$3.11
April 2008	$4.68	$3.70
May 2008	$6.10	$4.68
June 2008*	$6.40	$3.95

2007	High	Low
December 3, 2007 to December 31, 2007	$7.03	$0.72

* Through June 27, 2008.

Until November 30, 2007, Star Maritime's common stock and warrants traded on the American Stock Exchange under the symbols “SEA” and “SEA.WS,” respectively.  Since Star Maritime’s initial public offering in December 2005, the price history of its common stock and warrants was as follows:

COMMON STOCK

2007	High	Low
1st Quarter ended March 31, 2007	$10.30	$9.86
2nd Quarter ended June 30, 2007	$12.31	$10.34
Six months ended June 30, 2007	$12.39	$9.96
3rd Quarter ended September 30, 2007	$14.03	$11.30
4th Quarter ended December 31, 2007	$14.05	$13.34
Six months ended December 31, 2007	$14.05	$11.30
For the year ended December 31, 2007	$14.05	$9.86

2006	High	Low
1st Quarter ended March 31, 2006	$9.92	$9.62
2nd Quarter ended June 30, 2006	$10.16	$9.47
Six months ended June 30, 2006	$10.16	$11.70
3rd Quarter ended September 30, 2006	$9.74	$9.45
4th Quarter ended December 31, 2006	$9.90	$9.60
Six months ended December 31, 2006	$9.90	$9.45
For the year ended December 31, 2006	$10.16	$9.45

2005	High	Low
December 15, 2005 to December 31, 2005	N/A	N/A

WARRANTS

2007	High	Low
1st Quarter ended March 31, 2007	$2.15	$0.72
2nd Quarter ended June 30, 2007	$4.25	$2.18
Six months ended June 30, 2007	$4.25	$0.72
3rd Quarter ended September 30, 2007	$5.85	$3.10
4th Quarter ended December 31, 2007	$7.03	$4.36
Six months ended December 31, 2007	$7.03	$3.10
For the year ended December 31, 2007	$7.03	$0.72

2006	High	Low
1st Quarter ended March 31, 2006	$1.25	$0.87
2nd Quarter ended June 30, 2006	$1.20	$0.87
Six months ended June 30, 2006	$1.25	$0.87
3rd Quarter ended September 30, 2006	$1.06	$0.70
4th Quarter ended December 31, 2006	$0.84	$0.55
Six months ended December 31, 2006	$1.06	$0.55
For the year ended December 31, 2006	$1.25	$0.55

2005	High	Low
December 15, 2005 to December 31, 2005	N/A	N/A

Item 10. Additional Information

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Directors

Our directors are elected by a majority of the votes cast by stockholders entitled to vote in an election. Our amended and restated articles of incorporation provide that cumulative voting shall not be used to elect directors. Our board of directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66 2/3% of the entire board. Our amended and restated articles of incorporation provide for a staggered board of directors whereby directors shall be divided into three classes: Class A, Class B and Class C which shall be as nearly equal in number as possible. Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The initial term of our board of directors is as follows: (i) the term of the Company’s Class A directors expires in 2008; (ii) the term of Class B directors expires in 2009; and (iii) the term of Class C directors expires in 2010. Each director serves his respective term of office until his successor has been elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Stockholder Meetings

Under our amended and restated bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the board of directors, chairman of the board or by the president. Our board of directors may set a record date between 10 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or consolidation, sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the Company’s shares are primarily traded on a local or national securities exchange.

Stockholders’ Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Indemnification of Officers and Directors

Our amended and restated bylaws includes a provision that entitles any director or officer of the Company to be indemnified by the Company upon the same terms, under the same conditions and to the same extent as authorized by the BCA if he acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

We are also authorized to carry directors’ and officers’ insurance as a protection against any liability asserted against our directors and officers acting in their capacity as directors and officers regardless of whether the Company would have the power to indemnify such director or officer against such liability bylaw or under the provisions of our bylaws. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The indemnification provisions in our amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover Provisions of our Charter Documents

Several provisions of our amended and restated articles of incorporation and bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti -takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 25.0 million shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our amended and restated articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. The classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Election and Removal of Directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our articles of incorporation also require shareholders to give advance written notice of nominations for the election of directors. Our articles of incorporation further provide that our directors may be removed only for cause and only upon affirmative vote of the holders of at least 70% of the outstanding voting shares of the Company. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Stockholders

Our bylaws provide that if a quorum is present, and except as otherwise expressly provided by law, the affirmative vote of a majority of the shares of stock represented at the meeting shall be the act of the shareholders. Shareholders may act by way of written consent in accordance with the provisions of Section 67 of the BCA.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our amended and restated articles of incorporation provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 120 days nor more than 180 days prior to the one year anniversary of the preceding year’s annual meeting. Our articles of incorporation also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

C. Material Contracts

We have entered into a credit facility with Commerzbank A.G. and Piraeus Bank A.F. For a discussion of our term loan facilities, please see the section of this annual report entitled “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”  We have no other material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party.

D. Exchange Controls

Under Marshall Islands and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E. Taxation

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report. This discussion assumes that decisions, all as of the date of this Annual Report. This discussion assumes that we do not have an office or other fixed place of business in the United States.

Tax Classification of the Company

Star Maritime was a Delaware corporation which merged into the Company pursuant to the Redomiciliation Merger as more specifically described above.

Section 7874(b) of the Code (“Section 7874(b)”) provides that a corporation organized outside the United States, such as the Company, which acquires (pursuant to a “plan” or a “series of related transactions”) substantially all of the assets of a corporation organized in the United States, such as Star Maritime, will be treated as a U.S. domestic corporation for U.S. federal income tax purposes if shareholders of the U.S. corporation whose assets are being acquired own at least 80 percent of the non-U.S. acquiring corporation after the acquisition. If Section 7874(b) were to apply to Star Maritime and the Redomiciliation Merger, then the Company, as the surviving entity of the Redomiciliation Merger, would be subject to U.S. federal income tax as a U.S. domestic corporation on its worldwide income after the Redomiciliation Merger. In addition, as a domestic corporation, any dividends paid by the Company to a Non-U.S. Holder, as defined below, would be subject to a U.S. federal income tax withholding at the rate of 30 percent or such lower rate as provided by applicable tax treaty.

After the completion of the Redomiciliation Merger, the shareholders of Star Maritime owned less than 80 percent of the Company. Star Maritime received an opinion of its counsel, Seward & Kissel LLP, that Star Bulk should not be subject to Section 7874(b) after the Redomiciliation Merger. Based on the structure of the Redomiciliation Merger, the Company believes that it is not subject to U.S. federal income tax as a U.S. domestic corporation on its worldwide income for taxable years after the Redomiciliation Merger. However, there is no authority directly addressing the application of Section 7874(b) to a transaction such as the Redomiciliation Merger where shares in a foreign corporation such as the Company are issued concurrently with (or shortly after) a merger. In particular, since there is no authority directly applying the “series of related transactions” or “plan” provisions to the post-acquisition stock ownership requirements of Section 7874(b), there is no assurance that the IRS will agree with Seward & Kissel’s opinion on this matter. Moreover, Star Maritime has not sought a ruling from the IRS on this point. Therefore, there is no assurance that the IRS would not seek to assert that the Company is subject to U.S. federal income tax on its worldwide income after the Redomiciliation Merger, although the Company believes that such an assertion should not be successful.

The remainder of this discussion assumes that the Company will not be treated as a U.S. domestic corporation for any taxable year.

Taxation of the Company’s Shipping Income

The Company anticipates that it will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease from time or voyage charters and the performance of services directly related thereto, which the Company refers to as “shipping income.”

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. The Company is not permitted by law to engage in transportation that gives rise to 100% U.S. source income. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping Income derived from sources outside the United States will not be subject to U.S. federal income tax.

Based upon the Company’s anticipated shipping operations, the Company’s vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. taxation under Section 883 of the Code, the Company will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.

Application of Code Section 883

Under the relevant provisions of Section 883 of the Code and the final regulations interpreting Section 883, as promulgated by the U.S. Treasury Department, the Company will be exempt from U.S. taxation on its U.S. source shipping income if:

(i) It is organized in a “qualified foreign country” which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 and which the Company refers to as the “country of organization requirement”; and

(ii) It can satisfy any one of the following two (2) stock ownership requirements:

•
more than 50% of the Company’s stock, in terms of value, is beneficially owned by individuals who are residents of a qualified foreign country, which the Company refers to as the “50% Ownership Test”; or

•
the Company’s stock is “primarily and regularly” traded on an established securities market located in the United States or in a qualified foreign country, which the Company refers to as the “Publicly Traded Test”.

The U.S. Treasury Department has recognized the Marshall Islands, the country of incorporation of the Company and of nine of its ship-owning subsidiaries as qualified foreign countries. Accordingly, the Company and its subsidiaries satisfy the country of organization requirement.

Therefore, the Company’s eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements. For the 2007 taxable year, the Company believes that it satisfied the Publicly-Traded Test since, for more than half the days of the Company’s 2007 taxable year, the Company’s stock was “primarily and regularly traded” on the NASDAQ Global Market which is an “established securities market” in the United States within the meaning of the Section 883 regulations and intends to take this position on its 2007 United States income tax return.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source income, the Company’s U.S. source shipping income, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of the Company’s shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company’s shipping income would never exceed 2% under the 4% gross basis tax regime.

Based on the U.S. source Shipping Income for 2007, the Company would be subject to U.S. federal income tax of approximately $16,800 under Section 887 in the absence of an exemption under Section 883.

Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

United States Federal Income Taxation of Holders of Common Stock

The following is a discussion of the material United States federal income tax consequences applicable to a U.S. Holder and a Non-U.S. Holder, each as defined below, of our common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. Shareholders are encouraged to consult their own tax advisors concerning the overall tax consequences arising in their particular situation under United States federal, state, local or foreign law of the ownership of common stock.

United States Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the NASDAQ Global Market, on which our common stock will be listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Legislation has been recently introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

Special rules may apply to any “extraordinary dividend” generally, a dividend in an amount which is equal to or in excess of ten percent of a stockholder’s adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company for United States federal income tax purposes. In general, we will be treated as a passive foreign investment company with respect to a U.S. Holder if, for any taxable year in which such holder held our common stock, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25 percent of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a passive foreign investment company with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a passive foreign investment company, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the tankers, should not constitute passive assets for purposes of determining whether we are a passive foreign investment company. We believe there is substantial legal authority supporting our position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a passive foreign investment company with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing IRS Form 8621 with his United States federal income tax return. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, our stock is treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder’s adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders’ aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.

United States Federal Income Taxation of “Non-U.S. Holders”

A beneficial owner of common stock (other than a partnership) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•
the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on Internal Revenue Service Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell your common stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

Marshall Islands Tax Consequences

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

F. Dividends and paying agents

Not Applicable.

G. Statement by experts

Not Applicable.

H. Documents on display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

I. Subsidiary information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

The international drybulk industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings.

During 2007, we had no outstanding borrowings under our credit facility and did not make any interest payments. Under our term loan with Commerzebank AG we pay an interest rate of LIBOR plus a margin of up to 1.25%. Under our term loan with Piraeus Bank A.E.we pay an interest rate of LIBOR plus a margin of 1.25%. As of June 25, 2008, we had $120.0 million outstanding under our term loan with Commerzebank AG and $85.0 million outstanding under our term loan with Piraeus Bank A.E.

Our estimated interest expense for the year ended December 31, 2008 is $7.9 million.  Our interest expense estimate is based on the amount of our outstanding borrowings under our term loan facilities as at June 25, 2008 and the average interest rate of our term loan facilities for the the three months ended March 31, 2008, in the amount of 4.4%.

Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points will increase our income expense for the year ended December 31, 2008 by $1.4 million assuming the same debt profile throughout the year.

The following table sets forth the sensitivity of loans in millions of U.S. dollars to a 100 basis points increase in LIBOR during the next five years:

For the year ended December 31,	Estimated amount of interest expense	Estimated amount of interest expense after an increase of 100 basis points	Sensitivity
2008	7.9	9.3	1.4
2009	7.0	7.4	0.4
2010	5.1	6.3	1.2
2011	4.1	5.0	0.9
2012	3.6	4.4	0.8
	27.7	32.4	4.7

Currency and Exchange Rates

We generate all of our revenues in dollars and there were no operating expenses in currencies other than the U.S. dollar. However, 10% of our general and administrative expenses including consulting fees, salaries and traveling expenses were incurred in Euros. For accounting purposes, expenses incurred in Euros are converted into Dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect the amount of net income that we report in future periods. As of December 31, 2007, the effect of a 1% adverse movement in U.S. dollar/Euro exchange rates would have resulted in an increase of $7,756 in our general and administrative expense. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives, including interest rate swaps, would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Item 12. Description of Securities Other than Equity Securities

A. Debt securities

Not Applicable.

B. Warrants and rights

Not Applicable.

C. Other securities

Not Applicable.

D. American depository shares

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a)  Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2007. The Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Company files under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.

Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2007, the Company’s disclosure controls and procedures were not effective because of the material weaknesses in internal control over financial reporting described below.

(b)  Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, and carried out by the Company’s Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with U.S. GAAP. The Company’s internal control over financial reporting includes policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As defined in Exchange Act Rule 12b-2, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal control over financial reporting.

Star Maritime was previously a blank check company formed in Delaware on May 13, 2005 to serve as a vehicle for the acquisition, through merger, capital stock acquisition, asset acquisition or similar business combinations with one or more businesses in the shipping industry. On November 27, 2007, the shareholders approved a merger transaction between Star Bulk and Star Maritime which resulted in Star Bulk as the surviving entity.  Star Bulk commenced operations on December 3, 2007 by taking delivery of the first vessel from TMT and at December 31, 2007, the Company operated three vessels.  Prior to the merger, Star Maritime’s financial reporting processes, systems and internal controls were designed to support the existing business model. Upon the merger, Star Bulk required sufficient changes to existing financial processes, systems, and controls and undertook an initiative to design and implement internal controls over financial reporting relevant to Star Bulk’s operations as a shipping company.

Management has assessed the effectiveness of the Company’s internal control over financial reporting at December 31, 2007, based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the aforementioned assessment, management concluded that internal control over financial reporting was not effective due to material weaknesses identified in the Company’s internal control over financial reporting.

Star Bulk took delivery of its first vessel in December 2007 and as a result, Management began the process to replace the internal controls over financial reporting which previously existed while the Company was a blank check company with those of a company that owns and operates vessels.  Although progress was made,  the Company did not have sufficient time to complete designing and implementing a comprehensive system of internal controls over financial reporting that would prevent or timely detect material adjustments and identify financial statement disclosure requirements.  Consequently, adjustments and disclosures that were material in the aggregate to the consolidated financial statements and necessary to present the consolidated financial statements for the year ended December 31, 2007 in accordance with U.S. GAAP were made by the Company after being identified by the Company’s independent registered public accounting firm.  Specifically, we did not have in place adequate internal controls over our financial closing and reporting processes and we lacked sufficient accounting personnel with the necessary level of US GAAP expertise which resulted in the Company not being able to:

•
Properly evaluate and account for non-routine or complex transactions, including the determination of the purchase price of the vessels, fair value of time charter agreements acquired, the application of SFAS 123(R), the classification of expenses related to the target acquisition process, and the completeness of the accrual of general and administrative expenses

•	Properly identify all financial statement disclosure requirements in accordance with U.S. GAAP including disclosure surrounding related party transactions.

We have determined that these adjustments were not prevented or detected due to material weaknesseses in our controls due to the absence of sufficient time for management to (1) design and implement a comprehensive system of internal controls and (2) hire sufficient accounting personnel with the requisite US GAAP expertise that are required to support our operation as a shipping company. However, management has made the necessary adjustments to present the annual consolidated financial statements for the year ended December 31, 2007 in accordance with U.S. GAAP.

(c) Attestation Report of the Independent Registered Public Accounting Firm

Deloitte, Hadjipavlou Sofianos & Cambanis S.A., our independent registered public accounting firm, as auditors of the consolidated financial statements of the Company for the year ended December 31, 2007, has also audited the effectiveness of the Company’s internal control over financial reporting as stated in their audit report which is included below.

(d)  Change in Internal Control over Financial Reporting

The following changes were made to the Company’s internal control over financial reporting during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting:

Upon the effectiveness of the Redomiciliation Merger, the Company made significant changes to existing financial processes, systems, and controls and undertook an initiative to design and implement internal controls over financial reporting relevant to Star Bulk’s operations as a shipping company. The Company’s existing financial reporting processes were all replaced or enhanced. The previously outsourced accounting function was replaced with the Company’s own accounting personnel and new operational functions.

In addition, a newly-formed Board of Directors was appointed, composed of seven members (two of whom were new members representing TMT, the seller of the vessels to the Company), the committees of the Board of Directors were reconstituted, a new audit committee charter and other board committee charters were adopted and various corporate governance policies were implemented.

The Company also implemented significant business processes, which are designed to address financial reporting and closing processes.

(e)  Remediation efforts and/or plans for the remediation

We are in the process of implementing a remediation plan to address the material weaknesses described above and a number of steps have already been taken to improve our financial close and reporting and our disclosure controls and procedures.

Specifically, since the beginning of 2008, the following actions have been taken:

•
We have appointed external consultants (one of the 4 largest consulting companies) to assist us with completing our implementation of a comprehensive system of internal controls over financial closing and reporting.  In addition, the consultants will be assisting us with documenting and evaluating the adequacy and operating effectiveness of our company’s internal control environment.

•
We have hired two senior accounting staff with US GAAP expertise and significant professional experience in the shipping industry and in particular in other US listed companies, to cover the positions of company’s Financial Controller as well as the Financial Reporting Manager.

•	We are in the process of establishing a policy for the training of our accounting personnel in US GAAP.

The Audit Committee of the Board of Directors has been informed of the material weaknesses in financial reporting and closing process and over the application of U.S. GAAP. They are being updated as to the Company’s remediation progress, and we would expect this communication to continue until all control deficiency issues are addressed and remediated to their satisfaction.

Inherent Limitations Over Controls

Our management recognizes that any controls and procedures no matter how well designed or operated, can only provide reasonable assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Our disclosure controls and procedures have been designed to provide reasonable assurance of achieving their objectives.  However, because of the inherent limitations in all control systems, even after the remediation efforts described above, no evaluation of controls can provide absolute assurance that all control issues, if any, within the Company, have been detected.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Star Bulk Carriers Corp.
Marshall Islands

We have audited Star Bulk Carriers Corp. (formerly Star Maritime Acquisition Corp.)  and subsidiaries (the “Company's”) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.  The following material weaknesses have been identified and included in management's assessment:

As of December 31, 2007, the Company did not maintain effective internal control over financial closing and reporting process and lacked sufficient accounting personnel with the necessary level of US GAAP expertise which resulted in the Company not being able to:

•
Properly evaluate and account for non-routine or complex transactions, including the determination of the purchase price of the vessels, fair value of time charter agreements acquired, the application of SFAS 123(R), the classification of expenses related to the target acquisition process, and the completeness of the accrual of general and administrative expenses

•	Properly identify all financial statement disclosure requirements in accordance with U.S. GAAP including disclosure surrounding related party transactions.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2007, of the Company and this report does not affect our report on such financial statements.

In our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007, of the Company and our report dated June 27, 2008 expressed an unqualified opinion on those financial statements.

/s/ Deloitte

Hadjipavlou Sofianos & Cambanis S.A.

Athens, Greece
June 27, 2008

Item 16A. Audit Committee Financial Expert

The Board of Directors of the Company has determined that Mr. [Erhart/Softeland], whose biographical details are included in Item 6 “Directors and Senior Management,” a member of our Audit Committee qualifies as a financial expert and is considered to be independent according to the SEC rules.

Item 16B. Code of Ethics

The Company has adopted a code of ethics that applies to its directors, officers and employees. A copy of our code of ethics is posted in the “Investor Relations” section of the Star Bulk Carriers Corp. website, and may be viewed at http://www.starbulk.com. Shareholders may be direct their requests to the attention of Investor Relations, Star Bulk Carriers Corp., 40 Ag. Konstantinou Avenue, Aethrion Center, Suite B34, Maroussi 15124 Athens, Greece.

Item 16C. Principal Accountant Fees and Services

Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., Certified Auditors Accountants S.A, or Deloitte, have audited our annual consolidated financial statements acting as our Independent Registered Public Accounting Firm for the fiscal years ended December 31, 2007.

The table below sets forth the total fees for the services performed by Deloitte in 2007 and Goldstein Golub Kessler LLP in 2005, 2006 and 2007 and breaks these amounts by category of services.

(Stated in thousands of dollars)	2005	2006	2007

Audit fees	59	53	748
Audit-related fees -	-	-	-
Tax fees	-	-	-
All other fees
Total fees	59	53	748

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the Audit Committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor’s independence from the Company. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not repurchase any shares or warrants in the year ended December 31, 2007. For a description of our share and warrant repurchase program commenced in January 2008, please see Item 4. “Information on the Company—Business Overview—Other Significant Transactions.”

PART III

Item 17. Financial Statements

See Item 18 “Financial Statements.”

Item 18. Financial Statements

The following consolidated financial statements, beginning on page F-1, together with the report of Deloitte thereon, are filed as a part of this report.

Item 19. Exhibits

Number	Description of Exhibition
1.1	Amended and Restated Articles of Incorporation of Star Bulk Carriers Corp. (1)
1.2	Amended and Restated bylaws of the Company (2)
2.1	Form of Share Certificate (3)
2.2	Form of Warrant Certificate (4)
2.3	Form of 2007 Equity Incentive Plan (5)
2.4	Stock Escrow Agreement (6)
2.5	Form of Warrant Agreement between American Stock Transfer & Trust Company and the Registrant (7)
2.6	Registration Rights Agreement (8)
4.1	Management Agreement with Combine Marine Inc.(9)
4.2	Agreement and Plan of Merger (10)
4.3	Master Agreement, as amended (11)
4.4	Supplemental Agreement (12)
4.5	Loan Agreement with Commerzbank AG dated December 27, 2007
4.6	Loan Agreement with Piraeus Bank A.E. dated April 14, 2008
4.7	Addendum No. 1 to Loan Agreement with Piraeus Bank A.E. dated April 17, 2008
8.1	Subsidiaries of the Company
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
________________________
(1)	Filed as Exhibit 3.1 to the Company’s Joint Proxy/Registration Statement (File No. 333-141296) on March 14, 2007.
(2)	Filed as Exhibit 3.2 to the Company’s Joint Proxy/Registration Statement (File No. 333-141296) on March 14, 2007.
(3)	Filed as Exhibit 4.1 to the Company’s Joint Proxy/Registration Statement (File No. 333-141296) on March 14, 2007.
(4)	Filed as Exhibit 4.3 to Star Maritime’s Registration Statement (File No. 333-125662) on October 26, 2005.
(5)	Filed as Exhibit 10.2 to the Company’s Joint Proxy/Registration Statement (File No. 333-141296) on March 14, 2007.
(6)	Filed as Exhibit 10.9 to Star Maritime’s Registration Statement (File No. 333-125662) on June 9, 2005.
(7)	Filed as Exhibit 4.4 to Star Maritime’s Registration Statement (File No. 333-125662) on June 9, 2005.
(8)	Filed as Exhibit 10.13 to Star Maritime’s Registration Statement (File No. 333-125662) on June 9, 2005.
(9)	Filed as Exhibit 10.16 to the Company’s Joint Proxy/Registration Statement (File No. 333-141296) on May 24, 2007.
(10)	Filed as Exhibit 1.1 to the Company’s Joint Proxy/Registration Statement (File No. 333-141296) on March 14, 2007.
(11)	Filed as Exhibit 10.19 to the Company’s Joint Proxy/Registration Statement (File No. 333-141296) on October 12, 2007.
(12)	Filed as Exhibit 10.11 to the Company’s Joint Proxy/Registration Statement (File No. 333-141296) on March 14, 2007.

STAR BULK CARRIERS CORP.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Star Bulk Carriers Corp.	Page
Report of Independent Registered Public Accounting Firm (Goldstein Golub Kessler LLP)	F-2
Report of Independent Registered Public Accounting Firm (Deloitte, Hadjipavlou Sofianos & Cambanis S.A.)	F-3
Consolidated Balance Sheets as of December 31, 2006 and 2007	F-4
Consolidated Statements of Income for the period from May 13, 2005 (date of inception) to December 31, 2005 and for the years ended December 31, 2006 and 2007	F-5
Consolidated Statements of Stockholders’ Equity for the period from May 13, 2005 (date of inception) to December 31, 2005 and for the years ended December 31, 2006 and 2007	F-6
Consolidated Statements of Cash Flows for the period from May 13, 2005 (date of inception) to December 31, 2005 and for the years ended December 31, 2006 and 2007	F-7
Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Star Bulk Carriers Corp.

We have audited the accompanying consolidated balance sheet of Star Bulk Carriers Corp. (formerly Star Maritime Acquisition Corp.) (a corporation in the development stage) as of December 31, 2006 and the related consolidated statements of income, stockholders’ equity and cash flows for the year ended December 31, 2006 and for the period from May 13, 2005 (date of inception) to December 31, 2005. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The audits include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audits also include assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Star Bulk Carriers Corp. as of December 31, 2006 and the results of its operations and its cash flows for the year ended December 31, 2006 and for the period from May 13, 2005 (date of inception) to December 31, 2005 in conformity with United States generally accepted accounting principles.

/s/ GOLDSTEIN GOLUB KESSLER LLP

GOLDSTEIN GOLUB KESSLER LLP

New York, New York
March 10, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Star Bulk Carriers Corp.
Marshall Islands

We have audited the accompanying consolidated balance sheet of Star Bulk Carriers Corp. (formerly Star Maritime Acquisition Corp.) and subsidiaries (the “Company”) as of December 31, 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for the year then ended.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2007 consolidated financial statements present fairly, in all material respects, the financial position of Star Bulk Carriers Corp. and subsidiaries at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 27, 2008 expressed an adverse opinion on the Company’s internal control over financial reporting because of the material weaknesses.

/s/ Deloitte

Hadjipavlou Sofianos & Cambanis S.A.

Athens, Greece
June 27, 2008

STAR BULK CARRIERS CORP.
Consolidated Balance Sheets
December 31, 2006 and 2007
(Expressed in thousands of U.S. dollars except for share and per share data)

	2006	2007
ASSETS
Current Assets
Cash and cash equivalents	2,118	18,985
Investments in trust account	192,915	-
Inventories (Note 4)	-	598
Prepaid expenses and other receivables	150	299
Total Current Assets	195,183	19,882

FIXED ASSETS
Advances for vessels to be acquired (Note 5)	-	118,242
Vessels, net (Note 6)	-	262,855
Office furniture and equipment, net	3	91
Total Fixed Assets	3	381,188

OTHER NON-CURRENT ASSETS
Deferred finance charges (Note 7)	-	600
Due from managers	-	120
Fair value of above market acquired time charter agreements (Note 8)	-	1,952
TOTAL ASSETS	195,186	403,742

LIABILITIES & STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable	199	168
Due to related party (Note 3)	-	480
Accrued liabilities (Note 9)	404	1,493
Income taxes payable	207	-
Deferred revenue	-	916
Deferred interest on investments (Note 1)	2,163	-
Deferred underwriting fees	4,000	-
Total Current Liabilities	6,973	3,057

NON CURRENT LIABILITIES
Fair value of below market acquired time charter agreements (Note 8)	-	25,307

Common Stock, $.0001 par value, 6,599,999 shares subject to possible redemption, at redemption value of $9.80 per share (Note 1)	64,680	-

Commitments and contingencies (Note 15)	-	-

Stockholders’ Equity
Preferred Stock; $0.0001 par value authorized, 1,000,000 shares ; none issued or outstanding at December 31, 2006 and $0.01 par value, authorized, 25,000,000 shares ; none issued or outstanding at December 31, 2007 (Note 11)	-	-
Common Stock, $0.0001 par value, 100,000,000 shares authorized at December 31, 2006 and $0.01 par value, 100,000,000 shares authorized at December 31, 2007; 29,026,924 and 42,516,433 shares issued and outstanding at December 31, 2006 and 2007, respectively (Note 11)	3	425
Additional paid in capital (Note 11)	120,442	368,454
Retained earnings	3,088	6,499
Total Stockholders’ Equity	123,533	375,378
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	195,186	403,742

The accompanying notes are an integral part of these consolidated financial statements

STAR BULK CARRIERS CORP.
Consolidated Statements of Income
For the period from May 13, 2005 to December 31, 2005 and for the years ended December 31, 2006 and 2007
(Expressed in thousands of U.S. dollars except for share and per share data)

	May 13, 2005 (date of inception) to December 31,	Year ended December 31,	Year Ended December 31,
	2005	2006	2007
REVENUES:
Voyage revenues (Note 2)	-	-	3,633

EXPENSES:
Voyage expenses (Note 16)	-	-	43
Vessel operating expenses (Note 16)	-	-	645
Depreciation (Note 6)	-	1	745
General and administrative expenses	50	1,210	7,756
	50	1,211	9,189

Operating loss	(50)	(1,211)	(5,556)

OTHER INCOME (EXPENSES):
Finance costs	-	-	(45)
Interest income	183	4,396	9,021

Total other income, net	183	4,396	8,976

Net income, before taxes	133	3,185	3,420

US Source Income taxes (Note 14)	(23)	(207)	(9)

Net income	110	2,978	3,411

Earnings per share, basic (Note 12)	0.01	0.10	0.11
Earnings per share, diluted (Note 12)	0.01	0.10	0.09

Weighted average number of shares outstanding, basic	9,918,282	29,026,924	30,065,923
Weighted average number of shares outstanding, diluted	9,918,282	29,026,924	36,817,616

The accompanying notes are an integral part of these consolidated financial statements

STAR BULK CARRIERS CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY

For the period from May 13, 2005 to December 31, 2005 and for the years ended December 31, 2006 and 2007
(Expressed in thousands of U.S. dollars except for share and per share data)

				Earnings
				accumulated
				in the
				development
			Additional	stage and	Total
	Common Stock		Paid-in	retained	stockholders’
	# of Shares	Par Value	Capital	earnings	equity

Net income May 13, 2005 (Date of Inception) to December 2005	-	-	-	110	110
Stock Issuance on May 17, 2005 at $.003 per share	$9,026,924	$1	$24	$-	$25
Private placement issued December 15, 2005 at $10 per share	1,132,500	0	11,325	-	11,325
Common shares issued December 21, 2005 at $10 per share	18,867,500	2	188,673	-	188,675
Expenses of offerings	-	-	(14,900)	-	(14,900)
Proceeds subject to possible redemption of 6,599,999 shares	-	-	(64,680)	-	(64,680)

BALANCE, December 31, 2005	$29,026,924	$3	$120,442	$110	$120,555
Net Income	-	-	-	2,978	2,978

BALANCE, December 31, 2006	29,026,924	$3	$120,442	$3,088	$123,533
Net income	-	-	-	3,411	3,411
Redomiciliation Merger common stock par value change	-	287	(287)	-	-
Issuance of common stock to TMT	12,537,645	125	175,830	-	175,955
Warrants exercised	951,864	10	7,605	-	7,615
Reclassification of common stock subject to redemption	-	-	64,680	-	64,680
Stock-based compensation	-	-	184	-	184
BALANCE, December 31, 2007	$42,516,433	$425	$368,454	$6,499	$375,378

The accompanying notes are an integral part of these consolidated financial statements

STAR BULK CARRIERS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the period from May 13, 2005 to December 31, 2005 and for the years ended December 31, 2006 and 2007
(Expressed in thousands of U.S. dollars)
	May 13, 2005 (date of inception) to	Year ended	Year ended
	December 31,	December 31,	December 31,
	2005	2006	2007
Cash Flows from Operating Activities:
Net income	110	2,978	3,411
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation	-	1	745
Amortization of fair value of above market acquired time charter	-	-	28
Amortization of fair value of below market acquired time charter	-	-	(1,465)
Stock-based compensation	-	-	184
Deferred interest	-	-	(2,163)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Increase in fair value of trust account	(183)	(4,057)	(1,179)
Inventories	-	-	(598)
Prepaid expenses and other receivables	(119)	(31)	(68)
Due from managers	-	-	(120)
Deferred tax asset	(9)	9	-
Increase/(Decrease) in:
Accounts payable	174	93	(31)
Due to related party	-	-	480
Accrued liabilities	-	336	437
Income taxes payable	-	207	(207)
Deferred revenue	-	-	916
Deferred interest	-	2,163	-
Net Cash provided by/(used in) Operating Activities	(27)	1,699	370

Cash Flows from Investing Activities:
Cash (contribution to) / disbursements from trust account	(188,675)	-	194,094
Advances for vessels to be acquired	-	-	(83,444)
Additions to vessel cost	-	-	(95,604)
Cash paid for above market acquired time charter	-	-	(1,980)
Purchases of office equipment		(4)	(103)
Net cash provided by/(used in) Investing Activities	(188,675)	(4)	12,963

Cash Flows from Financing Activities:
Gross proceeds from public offering	188,675	-	-
Gross proceeds from private placement	11,325	-	-
Proceeds of note payable to stockholder	590	-	-
Repayment of note payable to stockholder	(590)	-	-
Proceeds from exercise of warrants	-	-	7,534
Deferred underwriting fees paid	-	-	(4,000)
Proceeds from sales of shares of common stock	25	-	-
Payment of offering costs	(10,730)	(170)	-
Net cash provided by/(used in) Financing Activities	189,295	(170)	3,534

Net increase in cash and cash equivalents	593	1,525	16,867
Cash and cash equivalents at beginning of year	-	593	2,118

Cash and cash equivalents at end of the year	593	2,118	18,985
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for
Interest	9	-	-
Income taxes	-	-	216
Non-cash items:
Issue of common stock at fair value for delivery of vessels	-	-	175,955
Receivable from exercise of warrants			81
Deferred finance charges			600
Amount owed for capital expenditures	-	-	52
Accrual of offering costs	171	-	-
Accrual of deferred underwriting fees	4,000	-	-
Fair value of below market acquired time charter			26,772

The accompanying notes are an integral part of these consolidated financial statements

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1.      Basis of Presentation and General Information:

On November 30, 2007, Star Maritime Acquisition Corp. (“Star Maritime”) incorporated in the state of Delaware, merged into its wholly-owned subsidiary at the time, Star Bulk Carriers Corp. (“Star Bulk”) a company incorporated in Marshall Islands, with Star Bulk being the surviving entity (collectively, the “Company,” “we” or “us”).  This merger is referred to as the “Redomiciliation Merger” or just the “Merger.”

The accompanying consolidated financial statements as of and for the year ended December 31, 2007 include the accounts of Star Bulk and its wholly owned subsidiaries.  The accompanying consolidated financial statements as of December 31, 2006 and for the period from May 13, 2005 (date of inception) through December 31, 2005, for the year ended December 31, 2006, and for the period from January 1, 2007 to November 30, 2007 (date of Redomiciliation Merger) include the accounts of Star Maritime.

Star Bulk was incorporated on December 13, 2006 under the laws of the Marshall Islands and is the sole owner of all of the outstanding shares of Star Bulk Management Inc. and the ship-owning subsidiaries as set forth below.

Star Maritime was organized on May 13, 2005 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or similar business combination, one or more assets or target businesses in the shipping industry.  On December 21, 2005, Star Maritime consummated its initial public offering of 18,867,500 units, at a price of $10.00 per unit, each unit consisting of one share of Star Maritime common stock and one warrant to purchase one share of Star Maritime common stock at an exercise price of $8.00 per share.  In addition, we completed during December 2005 a private placement of an aggregate of 1,132,500 units, each unit consisting of one share of common stock and one warrant.  The entire gross proceeds of the initial public offering amounting to $188,675 were deposited in a trust account.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1.      Basis of Presentation and General Information-(continued):

On January 12, 2007, Star Maritime and Star Bulk entered into definitive agreements (the “Master Agreement”) to acquire a fleet of eight drybulk carriers (the “Transaction”) from certain subsidiaries of TMT Co. Ltd. (“TMT”), a shipping company headquartered in Taiwan. These eight drybulk carriers are referred to as the initial fleet, or initial vessels.  The aggregate purchase price specified in the Master Agreement for the initial fleet was $224,500 in cash and 12,537,645 shares of common stock of Star Bulk. As additional consideration for initial vessels, 1,606,962 shares of common stock of Star Bulk will be issued to TMT in two instalments as follows: (i) 803,481 additional shares of Star Bulk’s common stock, no more than 10 business days following Star Bulk’s filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2007, and (ii) 803,481 additional shares of Star Bulk’s common stock, no more than 10 business days following Star Bulk’s filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

On November 27, 2007 the Company obtained shareholder approval for the acquisition of the initial fleet and for effecting the Redomiciliation Merger, which became effective on November 30, 2007. The shares of Star Maritime were exchanged on one-for-one basis with shares of Star Bulk and Star Bulk assumed the outstanding warrants of Star Maritime.  Subsequently, Star Maritime shares ceased trading on Amex.

Holders of Star Maritime common stock had the right to redeem their shares for cash by voting against the Redomiciliation Merger.  Accordingly, at December 31, 2005, the Company had  a liability of $64,680 due to a possible redemption of 6,599,999 shares of common stock.  Upon completion of the Redomiciliation Merger none of the redemption rights were exercised therefore, the liability for the possible redemption was reclassified as additional paid-in capital during the year ended December 31, 2007.  Deferred interest attributable to common stock subject to a possible redemption in the amount of $2,163 was recognized in the consolidated statement of income during the year ended December 31, 2007.

In addition, upon completion of the Redomiciliation Merger, all Trust Account proceeds were released to the Company to complete the Transaction as per the Master Agreement.  Star Bulk shares and warrants started trading on the NASDAQ Market on December 3, 2007 under the ticker symbols SBLK and SBLKW, respectively.  Immediately following the effective date of the Redomiciliation Merger, TMT and its affiliates owned 30.2% of Star Bulk’s outstanding common stock.

The Company began operations on December 3, 2007 with the delivery of its first vessel Star Epsilon. By the end of December 2007, Star Bulk took delivery of three out of eight initial vessels.  Additionally, on December 3, 2007, the Company contracted to acquire an additional Supramax vessel, the Star Kappa from TMT, which was delivered to the Company on December 14, 2007.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

Below is the list of the Company’s wholly owned ship-owning subsidiaries as of December 31, 2007:

Wholly Owned Subsidiaries	Vessels Acquired	dwt	Date Delivered	Year built
Star Bulk Management Inc.	-	-	-	-

Vessels in operation at December 31, 2007
Star Epsilon LLC	Star Epsilon (ex G Duckling)	52,402	December 3, 2007	2001
Star Theta LLC	Star Theta (ex J Duckling)	52,425	December 6, 2007	2003
Star Kappa LLC	Star Kappa (ex E Duckling)	52,055	December 14, 2007	2001
Star Beta LLC	Star Beta (ex B Duckling)	174,691	December 28, 2007	1993

Vessels in operation after December 31, 2007
Star Zeta LLC	Star Zeta (ex I Duckling)	52,994	January 2, 2008 (Note 17)	2003
Star Delta LLC	Star Delta (ex F Duckling)	52,434	January 2, 2008 (Note 17)	2000
Star Gamma LLC	Star Gamma (ex C Duckling)	53,098	January 4, 2008 (Note 17)	2002
Star Alpha LLC	Star Alpha (ex A Duckling)	175,075	January 9, 2008 (Note 17)	1992
Star Iota LLC	Star Iota (ex Mommy Duckling)	78,585	March 7, 2008 (Note 17)	1983

Charterers individually accounting for more than 10% of the Company’s voyage revenues during the period ended December 31, 2005 and the years ended December 31, 2006 and 2007 are as follows:

Charterer	2005	2006	2007
North China Shipping Limited	-	-	44%
Hyndai Merchant Marine	-	-	36%
Ishaar Overseas	-	-	20%

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.      Significant Accounting Policies:

a)   Principles of Consolidation: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which include the accounts of Star Maritime, prior to the Redomiciliation Merger, and of Star Bulk and  its wholly owned subsidiaries referred to in Note 1 above. All inter-company accounts and transactions have been eliminated in consolidation.

b)   Use of estimates:  The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contigent assets and liabilities at the date of the accompanying consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c)  Other Comprehensive Income: The Company follows the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income,” which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. The Company has no such transactions which affect comprehensive income and, accordingly, comprehensive income equals net income for all periods presented.

d)  Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, short-term investments, and trade accounts receivable.  The Company’s policy is to place cash and cash equivalents and short-term investments with financial institutions evaluated as being creditworthy, or in short–term market money market funds which are exposed to minimal interest rate and credit risk.  The Company also limits its credit risk with trade accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its trade accounts receivable.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.      Significant Accounting Policies – (continued):

e)   Income taxes:

e.i)  Star Bulk: is not liable for any income tax on its net income derived from shipping operations because the countries in which the subsidiaries ship-owning companies and the management company are incorporated do not levy tax on income, but rather a tonnage tax on vessels.

e.ii) Star Maritime: was incorporated in Delaware, thus, deferred income taxes were provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

f)  Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar since the Company’s vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the consolidated balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in General and administrative expenses in the accompanying consolidated statements of income.

g)   Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

h)  Cash Held in Trust:  Investments held in trust as of  December 31, 2006 were held in short-term investments.  The Company invested in various short-term tax free money market funds promulgated under the Investment Company Act of 1940.  Interest income earned on such investments and unrealized and realized gains and losses were the Company’s source of income until the consummation of the Merger.  For the period from May 13, 2005 (date of inception) to December 31, 2005 and for the years ending December 31, 2006 and 2007 the realized gain on such investments amounted to $183, $4,057 and $1,179, respectively.

i)  Inventories: Inventories consist of consumable bunkers and lubricants, which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.	Significant Accounting Policies – (continued):

j)  Vessels, Net: Vessels are stated at cost, which consists of the purchase price and any material expenses incurred upon acquisition, such as (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage).  Otherwise these amounts are charged to expense as incurred.

The aggregate purchase price paid for our eight vessels in initial fleet from certain subsidiaries of TMT consisted of cash and common shares of Star Bulk. The stock consideration was measured based on the fair market value of their shares at the time each vessel was delivered.  The total purchase price consisting of cash and stock consideration was allocated to the acquired vessels based on vessel relative fair values on their respective dates of delivery.

Certain vessels are purchased by assuming existing time charter agreements. The Company records all identified tangible and intangible assets associated with the acquisition of a vessel or liabilities at fair value.  Fair value of above or below market acquired time charters is determined by comparing existing charter rates in the acquired time charter agreements with the market rates for equivalent time charter agreements prevailing at the time the foregoing vessels are delivered. The present values representing the fair value of the above or below market acquired time charters are recorded as an intangible asset or liability, respectively.  Such intangible asset or liability is recognized ratably as an adjustment to revenues over the remaining term of the assumed time charter.

The cost of each of the Company’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton).  Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard.  When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.   Depreciation expense is calculated based on cost less the estimated residual scrap value. Scrap value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight ton (lwt).

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.           Significant Accounting Policies – (continued):

k)  Impairment of Long-Lived Assets: The Company follows SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets,” which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value.  In this respect, management regularly reviews the carrying amount of the vessels on vessel by vessel basis when events and circumstances indicate that the carrying amount of the vessels might not be recoverable. No impairment losses were recorded in any of the periods presented.

l)  Financing Costs: Fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining loans or refinancing existing ones are recorded as deferred charges.  Unamortized fees relating to loans repaid or refinanced as debt extinguishment are expensed as interest and finance costs in the period the repayment or extinguishment is made using the effective interest method.

m)  Pension and retirement benefit obligations—crew: The ship-owning subsidiaries included in the consolidated financial statements employ the crew on board under short-term contracts (usually up to eight months) and, accordingly, are not liable for any pension or post-retirement benefits.

n)  Pension and retirement benefit obligations—administrative personnel: Administrative employees are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees’ gross salary to the fund. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits without recourse to the Company.

o)  Stock incentive plan awards:  Share-based compensation represents vested and nonvested restricted shares granted to employees and to non-employee directors, for their services as directors, and is included in “General and administrative expenses” in the consolidated statements of income. These shares are measured at their fair value equal to the market value of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and a total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered nonvested shares on the grant date and a total fair value of such shares is recognized on a straight-line basis over the requisite service period.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.           Significant Accounting Policies – (continued):

p)  Accounting for Revenue and Related Expenses: The Company generates its revenues from time charters for the charterhire of its vessels. Vessels are chartered using time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate.  All of the Company’s time charters agreements are classified as operating leases. Revenues under operating lease arrangements are recognized when a charter agreement exists, charter rate is fixed and determinable, the vessel is made available to the lessee, and collection of the related revenue is reasonably assured. Revenues are recognized ratably on a straight line basis over the period of the respective time charter agreement in accordance with SFAS No. 13 “Accounting for Leases.”

Deferred revenue includes cash received prior to the consolidated balance sheet date and is related to revenue earned after such date.

Voyage related and vessel operating costs are expensed as incurred.  Under time charters, specified voyage costs, such as fuel and port charges are borne and paid by the charterer and other non-specified voyage expenses, such as brokerage commission are paid by the Company.  Vessel operating costs including crews, maintenance and insurance are paid by the Company.

q)  Earnings per Common Share:  Earnings per share is computed in accordance with SFAS No. 128, Earnings per Share.  Basic earnings per share are calculated by dividing net income available to common shareholders by the basic weighted average number of common shares outstanding during the period.  Diluted net income per share reflects the potential dilution assuming common shares were issued for the exercise of outstanding in-the-money warrants and unvested restricted shares and assuming the hypothetical proceeds, including proceeds from warrant exercise and average unrecognized stock-based compensation cost, thereof were used to purchase common shares at the average market price during the period such warrants and unvested restricted shares were outstanding (Note 12).

r)  Segment Reporting: The Company reports financial information and evaluates its operations by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet, and thus, the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.  Significant Accounting Policies – (continued):

s) Recent Accounting Pronouncements:

(i)
In September 2006 the FASB issued SFAS No. 157 “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. Under the standard, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements will be required to be separately disclosed by level within the fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company will adopt this pronouncement beginning in fiscal year 2008. The adoption of the standard is not expected to have a material effect on the Company’s financial position, results of operations or cash flows.

(ii)
In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159), which permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157.  This statement will be effective for the Company for the fiscal year beginning on January 1, 2008. The Company has not opted to fair value any of its financial assets and  liabilities.

(iii)
In December, 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (SFAS No. 141(R)).  This Statement is a revision of SFAS No. 141, “Business Combinations,” issued in June 2001 and is designed to improve the relevance, representational fairness and comparability and information that a reporting entity provides about a business combination and its effects. The Statement establishes principles and requirements for how the acquirer recognizes assets, liabilities and non-controlling interests, how to recognize and measure goodwill and the disclosures to be made. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As the provisions of SFAS No. 141(R) are applied prospectively, the impact to the Company cannot be determined until the transactions occur.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.      Significant Accounting Policies – (continued):

s)  Recent Accounting Pronouncements – (continued):

(iv)
In December 2007, the FASB issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statements” (SFAS No. 160), an amendment of ARB No. 51. SFAS No. 160 amends ARB No. 151 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Standard applies to all entities that prepare consolidated financial statements, except not-for-profit organizations. The objective of the Standard is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective as of the beginning of an entity’s fiscal year that begins on or after December 15, 2008. Earlier adoption is prohibited.  This statement will be effective for the Company for the fiscal year beginning January 1, 2009. The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

(v)
In March 2008 the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (SFAS No. 161).  The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties:

Transactions and balances with related parties are analyzed as follows:

	2006	2007

Current liabilities:
TMT Co ltd. (a)	-	480
	$-	$480

(a) TMT Co. Ltd.:  Under the Master Agreement (Note 1) the Company issued to TMT 12,537,645 shares of Star Bulk’s common stock representing the stock consideration portion of the aggregate purchase price of initial vessels and agreed to issue to TMT the additional stock consideration of 1,606,962 common shares of Star Bulk in 2008 and 2009.  Under the Master Agreement, TMT also had the right to require Star Bulk to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, TMT has the ability to exercise certain piggyback registration rights.

Under the Master Agreement, as of December 31, 2007, Star Bulk had taken delivery of three vessels from the initial fleet as indicated in Note 1.  In addition, in December 2007, Star Bulk took delivery of the M/V Star Kappa from TMT, which was not part of the initial fleet for a cash consideration of $72,000.  Vessels acquired from TMT had lubricants and bunkers on board on their respective delivery dates, the total of which amounted to $480, as such, Star Bulk is indebted to TMT for this amount as of December 31, 2007.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties-(continued):

Star Gamma LLC, a wholly-owned subsidiary of Star Bulk, entered into a time charter agreement dated, February 23, 2007, with TMT for the Star Gamma . The charter rate for the Star Gamma would be $28.5 per day for a term of one year. Star Iota LLC, a wholly-owned subsidiary of Star Bulk, entered into a time charter agreement, dated February 26, 2007, with TMT for the Star Iota .  The charter rate for the Star Iota would be $18 per day for a term of one year. Each charter agreement will commence as of the date the vessel is delivered to Star Bulk. Neither vessel was delivered to the Company as of December 31, 2007, consequently no amounts relating thereto have been included in the consolidated statement of income in 2007.

(b)  Combine Marine S.A., or Combine:  Under an agreement dated May 4, 2007, Star Bulk appointed Combine, a company affiliated with Mr. Tsirigakis, Mr. Pappas and Mr. Christos Anagnostou, as interim manager of the vessels in the initial fleet. Under the agreement, Combine provides interim technical management and associated services, including legal services, to the vessels starting with their delivery to Star Bulk, and also provides such services and shore personnel prior to and during vessel delivery to Star Bulk in exchange for a flat fee of $10 per vessel prior to delivery and at a daily fee of $450 U.S. dollars per vessel after vessel’s delivery and during the term of the agreement. Combine is entitled to be reimbursed by Star Bulk for out-of-pocket expenses incurred by Combine while managing the vessels and is obligated to provide Star Bulk with the full benefit of all discounts and rebates available to Combine. The term of the agreement is for one year from the date of delivery of each vessel. Either party may terminate the agreement upon thirty days’ notice.

During 2007, Combine has charged $91 for legal and other services, which are included in the consolidated statement of income for the year ended December 31, 2007, $84 related to vessel pre-delivery expenses, which represents $10 per vessel from initial fleet plus $4 of other capitalized expenses that were capitalized as vessel cost as of December 31, 2007 and $0 for daily management fees since there were no vessels under its management.

(c)  Oceanbulk Maritime, S.A., or Oceanbulk: Star Bulk’s director Mr. Petros Pappas is also the Honorary Chairman of Oceanbulk, a ship management company of drybulk vessels.  Star Bulk’s Chief Executive Officer, Mr. Prokopios (Akis) Tsirigakis, as well as its officer Mr. Christos Anagnostou had been employees of Oceanbulk until November 30, 2007.  Included in the consolidated statement of income for December 31, 2007 are legal and office support expenses paid to Oceanbulk Maritime S.A. in the amount of $196.  There were no expenses incurred or charged by Oceanbulk Maritime S.A. during the period from May 13, 2005 (date of inception) to December 31, 2005 and the year ended December 31, 2006.  As of December 31, 2007 and 2006, Star Bulk had no outstanding balance with Oceanbulk Maritime S.A.

(d)  Consultancy Agreements

On October 3, 2007, Star Bulk has entered into separate consulting agreements with companies owned and controlled by the Chief Executive Officer and the Chief Financial Officer, for the services provided by the Chief Executive Officer and the Chief Financial Officer, respectively.  Each of these agreements has a term of three years unless terminated earlier in accordance with the terms of such agreements.  Under the consulting agreements, each company controlled by the Chief Executive Officer and the Chief Financial Officer is expected to receive an annual consulting fee of €370 (approx. $541) and €250 (approx. $365) respectively, commencing on the Merger date on a pro-rata basis.

Additionally, the Chief Executive Officer and the Chief Financial Officer are entitled to receive benefits under each of their consultancy agreements with Star Bulk, amongst others: (i) each is entitled to receive an annual discretionary bonus, to be determined by Star Bulk’s board of directors in its sole discretion; (ii) was entitled to and received payment of a one-time sign-on bonus in the amount of € 200 (approx $292).

The related expenses for 2007 were $659 and are included in General and Administrative expenses in the consolidated statement of income.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

4.      Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2006	2007

Bunkers	$-	$280
Lubricants	-	318
	$-	$598

5.     Advances for vessels to be acquired:

Advances for vessels to be acquired of $83,444  included in the consolidated statement of cash flows for the year ended December 31, 2007 represent cash advances paid by the Company for vessels Star Zeta and Star Delta that were delivered to the Company in 2008.  Advances for vessels to be acquired of $118,242 included in the consolidated balance sheet as of December 31, 2007 represent advances for Star Zeta and Star Delta that were delivered to the Company in 2008 and the difference between the fair value of stock consideration and the portion of the total purchase price for eight initial vessels that was allocated to the three out of eight initial vessels that were delivered to the Company during the year ended December 31, 2007.

6.      Vessels, Net:

As at December 31, 2007, the Company owned four drybulk carriers. The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated depreciation	Net Book Value
Balance, December 31, 2006	$-	$-	$-
- Vessel acquisitions	263,585	-	263,585
- Depreciation	-	(730)	(730)
Balance, December 31, 2007	$263,585	$(730)	$262,855

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

6.      Vessels, Net: – (continued):

Following the consummation of the Redomiciliation Merger, Star Bulk took delivery from TMT three out of the eight initial vessels indicated in Note 1.  The purchase price for all eight vessels included stock consideration of 12,537,645 shares and cash consideration of $224,500. The purchase price of each vessel was first satisfied in a form of stock consideration and after the vessels with an aggregate value of the stock consideration had been delivered to Star Bulk, payment of the remaining portion of the purchase price is to be made in the form of cash consideration. The purchase price of the first three vessels from initial fleet delivered to Star Bulk in December, 2007 was satisfied by issuing all 12,537,645 shares to TMT and a cash payment of $25,541. The stock consideration of $175,955 was measured based on the fair market value of Star Bulk shares at the time each vessel was delivered. The total purchase price for all eight vessels from initial fleet amounting to $400,455 and consisting of cash and stock consideration was allocated to the acquired vessels based on vessel relative fair values on the date of delivery of each vessel. The total consideration for the Star Epsilon, Star Theta and Star Beta (three vessels from initial fleet delivered within 2007), amounted to $166,793.  Star Bulk also purchased from TMT, Star Kappa, an additional vessel not included in the initial vessels, for a cash consideration of $72,000, which was delivered to the Company on December 14, 2007.  Vessel acquisitions of $263,585 also includes $24,792, which represents the net fair value of above and below market acquired time charters allocated to the vessel cost (Note 8).

Star Bulk took delivery of the remaining five vessels from initial fleet as indicated in Note 1 after December 31, 2007.

7.    Deferred finance charges

Deferred charges comprise deferred financing costs, consisting of fees and commissions associated with obtaining loan facilities. On December 27, 2007, the Company executed its loan agreement for a total $120 million, resulting in the deferral of the associated loan management fees amounting to $600.  The loan facility was drawn after December 31, 2007.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated

8.   Fair value of acquired time charters:

During 2007, the Company acquired three dry bulk carrier vessels (Note 6) with existing time charter contracts which the Company agreed to assume through arrangements with the respective charterers.  Upon delivery of the above vessels, the Company evaluated the charter contract assumed  by comparing the charter rates in the acquired time charter agreements with the market rates for equivalent time charter agreements prevailing at the time the foregoing vessels were delivered and recognized (a) an asset of $1,980 for one of the vessels with a corresponding decrease in the vessel’s purchase price and (b) a liability of $26,772 for the other two vessels with a corresponding increase in the vessels’ purchase price.

This amount is amortized on a straight-line basis to revenues through the end of the charter period. During 2007 amortization of fair value of below/above market acquired time charters resulted in a net increase in revenues of $1,437.

9.	Accrued liabilities

The amounts shown in the accompanying consolidated balance sheets are analysed as follows:

	2006	2007
Taxes	$165	$-
Audit fees	45	312
Legal fees	168
Stores, spares and repairs	-	289
Other Operating & voyage expenses		126
Other general and administrative expenses	26	125
Financing fees	-	641
Totals:	$404	$1,493

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

10.    Long-term Debt:

On December 27, 2007 the Company concluded a loan agreement of up to $120,000 in order to partly finance the acquisition cost of five of the eight initial fleet vessels, Star Gamma, Star Delta, Star Epsilon, Star Zeta, and Star Theta.  The loan bears interest at Libor plus a margin and will be repaid in twenty-eight quarterly installments through December 2016.

As of December 31, 2007 the Company’s unutilized line of credit totaled to $120,000, and the Company is required to pay a quarterly commitment fee of 0.35% per annum of the unutilized portion of the loan. Furthermore, the Company is required to pay a flat Management fee of 0.50% that was paid after December 31, 2007.

The above loan is secured by a first priority mortgage over the vessels, corporate guarantee, a first assignment of all freights, earnings, insurances and requisition compensation.  The loan contains covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank’s prior consent as well as certain financial covenants relating to the Company’s financial position, operating performance and liquidity. In addition, the Company must maintain minimum cash deposits, as defined in the loan agreement an amount of at least the higher of i) $10,000 and ii) $1,000 per vessel owned by the Company.  The Company was in compliance with its debt covenants as of December 31, 2007.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

11.      Preferred, Common stock and Additional paid in capital:

As of December 31, 2006 and 2007 the Company had common stock and warrants outstanding.

Preferred Stock: Star Bulk is authorized to issue up to 25,000,000 shares of preferred stock, $0.01 par value, with such designations, as voting, and other rights and preferences, as determined by the Board of Directors.

Common Stock: Pursuant to the Agreement and Plan of Merger by and between Star Maritime and Star Bulk, or the Merger Agreement, each outstanding share of Star Maritime common stock, par value $0.0001 per share,  converted into the right to receive one share of Star Bulk common stock, par value $0.01 per share.   Star Bulk is authorized to issue 100,000,000 shares of common stock, par value $0.01.

Each outstanding share of Star Bulk common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by Star Bulk’s board of directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of Star Bulk’s securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which Star Bulk may issue in the future.

On November 30, 2007, the date of consummation of the Redomiciliation Merger, Star Bulk had outstanding 41,564,569 shares of common stock. This included the 12,537,645 shares of common stock that had been issued to TMT in connection with the Master Agreement (Note 1).  The stock consideration was measured based on the fair market value of the shares at the time the vessels were delivered (Notes 1 and 6) amounting to $175,955.

Following the consummation of the Redomiciliation Merger on November 30, 2007, warrant holders exercised their right to purchase shares of the Company’s common stock. Star Bulk received a total of $7,534 representing 951,864 warrants exercised at exercise price of $8.00 per warrant. The Company issued 951,864 shares of common stock upon the exercise of the warrants.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

11.      Preferred, Common stock and Additional paid in capital-(continued):

Warrants:  On November 30, 2007, the date of consummation of the Redomiciliation Merger, Star Bulk had 20,000,000 shares of common stock reserved for issuance upon the exercise of the warrants. Each outstanding Star Maritime warrant was assumed by Star Bulk with the same terms and restrictions except that each would be exercisable for common stock of Star Bulk.

Each warrant entitles the registered holder to purchase one share of common stock at a price of $8.00 per share, subject to adjustment as discussed below, at any time commencing on the completion of a business combination. Following the effectiveness of the Redomiciliation Merger, the warrants became exercisable. The warrants will expire on December 16, 2009.  There is no cash settlement option for the Warrants.

Star Bulk may call the warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant at any time after the warrants become exercisable;

•	upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•
if, and only if, the reported last sale price of the common stock equals or exceeds $14.25 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.

Following the exercise of 951,864 warrants in 2007, 19,048,136 warrants remained outstanding as of December 31, 2007.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

12. Earnings per Share:

The Company calculates basic and diluted earnings per share  as follows:

	May 13, 2005 (date of December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007

Income:
Net income	110	2,978	3,411

Basic earnings per share:
Weighted average common shares outstanding, basic	9,918,282	29,026,924	30,065,923
Basic earnings per share	0.01	0.10	0.11

Effect of dilutive securities:
Dilutive effect of Warrants	-	-	6,751,692
Weighted average common shares outstanding, diluted	9,918,282	29,026,924	36,817,616
Dilured earnings per share	0.01	0.10	0.09

During the year ended December 31, 2007, 951,864 (Note 11) warrants were exercised.  At December 31, 2007, a total of 19,048,136 warrants were outstanding at an exercise price of $8 per warrant.  The exercise price of warrants was below the average market price of the Company's shares during the year ended December 31, 2007.  Consequently, the Company’s warrants were dilutive and included in the computation of the diluted weighted average common shares outstanding.  The weighted average diluted common shares outstanding for the year ended December 31, 2007 excludes the effect of 165,000 (Note 13) of unvested restricted shares because their effect would be anti-dilutive.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

13. Equity Incentive Plan:

On February 8, 2007 the Company’s Board of Directors adopted a resolution approving the terms and provisions of the Company’s Equity Incentive Plan (the Plan).  The Plan is designed to provide certain key persons, whose initiative and efforts are deemed to be important to the successful conduct of the business of the Company with incentives to enter into and remain in the service of the Company, acquire a propriety interest in the success of the Company, maximize their performance and enhance the long-term performance of the Company.

Under the Plan, officers, key employees, directors and consultants of Star Bulk and its subsidiaries will be eligible to receive options to acquire shares of common stock, stock appreciation rights, restricted stock and other stock-based or stock-denominated awards. Star Bulk has reserved a total of 2,000,000 shares of common stock for issuance under the plan, subject to adjustment for changes in capitalization as provided in the Plan.

Under the terms of the Plan, stock options and stock appreciation rights granted will have an exercise price per common share equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

On December 3, 2007, the Company granted to Mr. Tsirigakis, Chief Executive Officer, and Mr. Syllantavos, Chief Financial Officer, 90,000 and 75,000 unvested restricted shares of Star Bulk common stock, respectively.  The fair value of each share was $15.34 which is equal to the market value of the Company’s common stock on the date of grant.  The shares will vest in three equal installments on July 1, 2008, July 1, 2009 and July 1, 2010, respectively.

All unvested restricted shares are conditional upon the option holder’s continued service as an employee of the Company, or as a director until the applicable vesting date.  The grantee does not have the right to vote such unvested restricted shares until they vest or exercise any right as a shareholder of these shares, however, the unvested shares will accrue dividends as declared and paid which will be retained by the Company until the share vest at which time they are payable to the grantee. As of December 31, 2007, the unvested restricted shares accrued no dividends. As unvested restricted share grants accrue dividends on awards that are expected to vest, such dividends will be charged to retained earnings.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

13. Equity Incentive Plan-(continued):

The Company estimates the forfeitures of restricted shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

SFAS No. 123(R) “Share-Based Payment” (SFAS No. 123(R)) describes two generally accepted methods of recognizing expense for restricted share awards with a graded vesting schedule for financial reporting purposes: 1) the ‘‘accelerated method’’, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award and 2) the ‘‘straight-line method’’ which treats such awards as a single award and results in recognition of the cost ratably over the entire vesting period. The Company elected to use the second method.  For the year ended December 31, 2007, stock based compensation was $184 and is included in the general and administrative expenses in the accompanying consolidated statement of income and the corresponding increase to equity has been classified as a component of paid-in capital in accordance with SFAS No. 123(R).

As of December 31, 2007, there was $2,347 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.5 years.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

14. Income Taxes:

a) Taxation on Marshall Islands registered companies

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses.

b) Taxation on US source income – shipping income

The Company believes that it and its subsidiaries are exempt from U.S. federal income tax at 4% on U.S. source shipping income, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and the Company’s stock is primarily and regularly traded on an established securities market in the United States, as defined by the Internal Revenue Code (IRS) of the United States.  Under IRS regulations, a Company’s stock will be considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

Based on the U.S. source Shipping Income for 2007, the Company would be subject to U.S. federal income tax of approximately $17 under Section 887 in the absence of an exemption under Section 883.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

14. Income Taxes–(continued):

c) Taxation on US source income – pre-Redomiciliation Merger

The provision of income taxes for Star Maritime, prior to merging into Star Bulk (Note 1), consists of the following:

	2005	2006	2007
Current-Federal	$-	$207	$9
Current-State and Local	32	-	-
Deferred-Federal	-	-	-
Deferred-State and Local	(9)	-	-
Total	$23	$207	$9

The total provision for income taxes differs from the amount which would be computed by applying the U.S. Federal income tax rate to income before provision for income taxes as follows:

	2005	2006	2007
Statutory federal income tax rate	34%	34%	-
State and local income taxes	17%	-	-
Valuation allowance	-	14%	-
Interest income not taxable for federal tax purposes	(34%)	(41%)	-
Effective tax rate	17%	7%	-

The tax effect of temporary differences that give rise to the net deferred tax asset is as follows:

	2006	2007
Expenses deferred for income taxes	$447	$-
Valuation allowance	(447)	-
Total deferred tax asset	$-	$-

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

15.    Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.  Up to $1 billion of the liabilities associated with the individual vessels’ actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club Insurance.

Pursuant to separate definitive agreements, Star Bulk acquired the vessels in its initial fleet from wholly-owned subsidiaries of TMT for an aggregate purchase price consisting of $224,500 in cash and 12,537,645 shares of common stock of Star Bulk issued at the time of the Redomiciliation Merger and an additional 1,606,962 shares of common stock of Star Bulk to be issued in two installments (Note 1).  As at December 31, 2007, the amount of $115,590 represents the unpaid balance for the vessels yet to be delivered.

In May 2007, the Company entered into a one-year cancelable operating lease for its office facilities that terminated in May 2008.  In May 2008, the Company extended the operating lease for its office facilities that terminates in August 2008. Rental expense for the year ended December 31, 2007, was $11.  Future rental commitment is $12 for 2008.

Future minimum contractual charter revenue, based on vessels committed to noncancelable, long-term time charter contracts as of December 31, 2007 will be $77,720 during 2008, $71,058 during 2009, $27,532 during 2010, $11,826 during 2011 and $11,858 during 2012. These amounts do not include any assumed off–hire.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

16.    Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2007
Voyage expenses
Port charges	-	-	7
Bunkers	-	-	3
Commissions paid – third parties	-	-	33
Total voyage expenses	-	-	43

Vessel operating expenses
Crew wages and related costs	-	-	417
Insurances	-	-	40
Maintenance, Repairs, Spares and Stores	-	-	126
Tonnage taxes	-	-	35
Management fees– third parties	-	-	23
Miscellaneous	-	-	4
Total vessel operating expenses	-	-	645

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2006 and 2007
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

17.  Subsequent Events:

(a)  Purchase of vessels – deliveries: The following table shows the vessels that were delivered to the Company, subsequent to December 31, 2007, and the  respective dates that such deliveries took place:

Vessel	Date of Delivery

Star Zeta (ex I Duckling)	January 2, 2008
Star Delta (ex F Duckling)	January 2, 2008
Star Gamma (ex C Duckling)	January 4, 2008
Star Alpha (ex A Duckling)	January 9, 2008
Star Iota (ex Mommy Duckling)	March 7, 2008

(b) Vessel acquisitions:  On January 22, 2008, the Company concluded a Memorandum of Agreement for the acquisition of the Capesize dry bulk carrier vessel Sinfonia (renamed Star Sigma), for $83,740.  The vessel was delivered on April 15, 2008.

On March 11, 2008, the Company concluded a Memorandum of Agreement for the acquisition of the Supramax dry bulk carrier vessel Star Omicron (renamed Nord Wave) for $72,000.  The vessel was delivered on April 17, 2008.

On May 22, 2008, the Company concluded a Memorandum of Agreement for the acquisition of the Supramax dry bulk carrier vessel Victoria (to be renamed Star Cosmo) for $68,800.  The vessel is scheduled to be delivered to the Company by the end of July 2008.

On June 3, 2008, the Company concluded a Memorandum of Agreement for the acquisition of the Capesize dry bulk carrier vessel Falcon Cape (to be renamed Star Ypsilon) for $87,180.  The vessel is scheduled to be delivered to the Company by the end of September 2008.

(c)  Loan Drawdown:  During January 2008, the Company borrowed $120,000 from Commerzbank AG (Note 10).

(d)  Declaration of dividends: On February 14 and April 16, 2008, the Company declared dividends amounting to $4,599 ($0.10 per share, paid on February 28, 2008 to the stockholders of record as of February 25, 2007) and $18,844 ($0.35 per share, paid on May 23, 2008 to the stockholders of record as of May 16, 2008), respectively.

(e)  Transfer of shares and warrants from Directors:  On March 24, 2008, Mr. Tsirigakis, our President and Chief Executive Officer transferred in a private transaction an aggregate of 2,473,893 of his shares and 300,000 of his warrants to Mr. Petros Pappas, the Company’s Chairman.  On March 24, 2008, Mr. George Syllantavos, our Chief Financial Officer and Secretary transferred in a private transaction an aggregate of 981,524 of his shares and 102,500 of his warrants to Mr. Petros Pappas, the Company’s Chairman.

(f)  Restricted stock grant agreement: On March 31, 2008, the Company concluded an agreement with Company's Director Mr. P. Espig.  Under this agreement Mr. Espig received 150,000 restricted shares of Star Bulk common stock, which will vest in two equal installments on April 1, 2008, and April 1, 2009, respectively.

(g)  New Loan: On, April 14, 2008 (amended on  April 17, 2008) the Company concluded a loan agreement of up to $170,000 with Piraeus Bank A.E. in order to partly finance the acquisition cost of vessels Star Omicron and Star Sigma and also to provide additional liquidity to the Company.   Vessels Star Alpha, Star Beta, and Star Sigma were collaterized to secure this loan.  The loan bears interest at Libor plus a margin and will be repaid in twenty-four quarterly installments through April 2014.  As of June 25, 2008, the Company had outstanding borrowings in amount of $85,000 under this loan.

(h)  Sale of vessel: On April 24, 2008 the Company concluded a Memorandum of Agreement for the disposal of the vessel Star Iota to unaffiliated third parties for $18,350 with expected delivery within the third quarter of 2008.  During the first quarter of 2008 the vessel was classified as an asset held for sale and recorded at the lower of its carrying amount or fair value less cost to sell.  The resulting impairment loss of $3.14 million was recorded in the quarter ended March 31, 2008.

(i)  Share and Warrant re-purchase plan: As of June 25, 2008, an amount of 52,000 shares and an amount of 1,362,500 warrants had been repurchased.  The Company paid $587 for the shares and $5,474 for the above mentioned warrants.

(j)  Warrants exercised:  As of June 25, 2008, an additional  12,703,420 warrants had been exercised, generating additional net proceeds to the Company of $101,562  and leaving 5,934,080 warrants outstanding.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

Star Bulk Carriers Corp.
(Registrant)
Dated: June 27, 2008
	By:	/s/ Prokopios Tsirigakis
	Name:	Prokopios Tsirigakis
	Title:	Chief Executive Officer and President

SK 25767 0001 853157 v8