Form 20-F
period 2008-12-31
Star Bulk Carriers Corp.
filed 2009-04-16
CIK 1386716

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to

[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ___________ to

Commission file number

STAR BULK CARRIERS CORP.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

7, Fragoklisias Street, 2nd floor, Maroussi 151 25, Athens, Greece
(Address of principal executive offices)

Prokopios Tsirigakis, 011 30 210 617 8400, atsirigakis@starbulk.com, c/o Star Bulk Carriers Corp., 7, Fragoklisias Street, 2nd floor Maroussi 151 25, Athens, Greece
(Name, telephone, email and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of exchange on which registered
Common Stock, par value $0.01 per share	NASDAQ Global Market
Warrants to purchase Common Stock	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2008, there were 58,412,402 shares of common stock and 5,916,150 warrants of the registrant outstanding.

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

[_] Yes	[_] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer [ ]	Accelerated filer [X]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[X] US GAAP	[_] International Financial Reporting Standards as issued by the International Accounting Standards Board	[_] Other - If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. [_] Item 17 or [_] Item 18.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[ ] Yes	[X] No

FORWARD-LOOKING STATEMENTS

Star Bulk Carriers Corp. and its wholly owned subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include; (i) the strength of world economies; (ii) fluctuations in currencies and interest rates; (iii) general market conditions, including fluctuations in charterhire rates and vessel values; (iv) changes in demand in the drybulk shipping industry; (v) changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; (vi) changes in governmental rules and regulations or actions taken by regulatory authorities; (vii) potential liability from pending or future litigation; (viii) general domestic and international political conditions; (ix) potential disruption of shipping routes due to accidents or political events; and (x) other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the Commission.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

Throughout this report, the "Company," "Star Bulk," "we," "us" and "our" all refer to Star Bulk Carriers Corp. and its wholly owned subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. The Company operates drybulk vessels of two sizes: Capesize, which are vessels with carrying capacities of more than 85,000 dwt, and Supramax, which are vessels with carrying capacities of between 45,000 and 60,000 dwt. Unless otherwise indicated, all references to "Dollars" and "$" in this report are to U.S. Dollars.

Financial data presented herein include the accounts of the Company and of Star Maritime Acquisition Corp., or Star Maritime.

Star Maritime was organized under the laws of the State of Delaware on May 13, 2005 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or similar business combination, one or more assets or target businesses in the shipping industry. Star Maritime's common stock and warrants started trading on the American Stock Exchange under the symbols, SEA and SEA.WS, respectively, on December 21, 2005.  Star Bulk was incorporated in the Republic of the Marshall Islands on December 13, 2006 as a wholly-owned subsidiary of Star Maritime.

On November 27, 2007, Star Maritime obtained shareholder approval for the acquisition of the initial fleet of eight drybulk carriers and for effecting a redomiciliation merger whereby Star Maritime merged with and into its wholly owned subsidiary at the time Star Bulk with Star Bulk as the surviving entity, or the Redomiciliation Merger. The Redomiciliation Merger was completed on November 30, 2007 as a result of which each outstanding share of Star Maritime common stock was converted into the right to receive one share of Star Bulk common stock and each outstanding warrant of Star Maritime was assumed by Star Bulk with the same terms and restrictions except that each became exercisable for common stock of Star Bulk. Star Bulk's common stock and warrants are listed on the Nasdaq Global Market under the symbols "SBLK" and "SBLKW," respectively.

We commenced operations on December 3, 2007, which is the date we took delivery of our first vessel.  During the period from Star Maritime's inception on May 13, 2005 to December 3, 2007, we were a development stage enterprise.

A. Selected Consolidated Financial Data

The table below summarizes the Company's recent financial information. The historical information was derived from the audited consolidated financial statements of Star Maritime and its subsidiaries for the period from May 13, 2005 (date of Star Maritime's inception) through December 31, 2005, and for the fiscal year ended December 31, 2006.  The information of Star Bulk and its wholly owned subsidiaries for the fiscal years ended December 31, 2008 and 2007 includes the results for Star Maritime from January 1, 2007 to November 30, 2007, which is the date that the Redomiciliation Merger was completed. We refer you to the notes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. The information provided below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements, related notes and other financial information included herein.

The historical results included below and elsewhere in this document are not necessarily indicative of the future performance of Star Bulk.

3.A. (i) CONSOLIDATED INCOME STATEMENT

(In thousands of Dollars, except for per share and share data)	May 13, 2005 (date of inception) to December 31,	Year Ended December 31,
	2005	2006	2007	2008

Voyage revenues	-	-	3,633	238,883

Voyage expenses	-	-	43	3,504
Vessel operating expenses	-	-	645	26,198
Management fees	-	-	-	1,367
Dry-docking expenses	-	-	-	7,881
Depreciation	-	1	745	51,050
Vessel impairment loss	-	-	-	3,646
Gain on forward freight agreements	-	-	-	(251)
Time charter agreement termination fees	-	-	-	(9,711)
General and administrative expenses	50	1,210	7,756	12,424
Operating (loss)/income	(50)	(1,211)	(5,556)	142,775

Interest and finance costs	-	-	(45)	(10,238)
Interest and other income	183	4,396	9,021	1,201
Income before income taxes	133	3,185	3,420	133,738

Income taxes	(23)	(207)	(9)	-
Net Income	110	2,978	3,411	133,738
Basic and fully diluted earnings
Earnings per share, basic	0.01	0.10	0.11	2.55
Earnings per share, diluted	0.01	0.10	0.09	2.46

Weighted average number of shares outstanding, basic	9,918,282	29,026,924	30,065,923	52,477,947
Weighted average number of shares outstanding, diluted	9,918,282	29,026,924	36,817,616	54,447,985

3.A. (ii) CONSOLIDATED BALANCE SHEET AND OTHER FINANCIAL DATA

(In thousands of Dollars,	May 13, 2005 (date of inception) to December 31,	Year Ended December 31,
except per share and fleet data)
	2005	2006	2007	2008
Cash and cash equivalents	593	2,118	18,985	29,475
Investments in Trust Account	188,859	192,915	-	-
Total assets	189,580	195,186	403,742	891,376
Current liabilities	4,345	6,973	3,057	57,287
Common stock	3	3	425	584
Stockholders' equity	120,555	123,533	375,378	560,140
Total liabilities and stockholders equity	189,580	195,186	403,742	891,376
Number of shares	29,026,924	29,026,924	42,516,433	58,412,402
OTHER FINANCIAL DATA
Dividends declared and paid ($0.98 per share)	-	-	-	52,614
Net cash (used in) / provided by operating activities	(27)	1,699	370	110,747
Net cash (used in)/ provided by investing activities	(188,675)	(4)	12,963	(423,305)
Net cash provided by /(used in) financing activities	189,295	(170)	3,534	323,048
FLEET DATA
Average number of vessels(1)	-	-	0.21	10.76
Total ownership days for fleet (2)	-	-	75	3,933
Total available days for fleet (3)	-	-	71	3,712
Total voyage days for fleet (4)	-	-	69	3,618
Fleet utilization (5)	-	-	93%	98%
AVERAGE DAILY RESULTS (in Dollars)
Time charter equivalent (6)	-	-	31,203	42,799
Vessel operating expenses	-	-	-	6,661
Management fees	-	-	-	348
General and administrative expenses	-	-	-	3,159
Total vessel operating expenses	-	-	-	10,168

(1)
Average number of vessels is the number of vessels that comprised our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period.

(3)	Available days for the fleet are the ownership days after subtracting for off-hire days with major repairs dry-docking or special or intermediate surveys or transfer of ownership.

(4)
Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(5)	Fleet utilization is calculated by dividing voyage days by available days for the relevant period and takes into account the dry-docking periods.

(6)
Represents the weighted average time charter equivalent, or TCE, of our entire fleet.  TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.  We included TCE revenues, a non-GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because we believe that it presents useful information to investors. For further information concerning our calculation of TCE rate, please see Item 5. "Operating and Financial Review and Prospects – Operating Results."

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

Industry Specific Risk Factors

Charterhire rates for drybulk carriers are volatile and may decrease in the future, which would adversely affect our earnings and ability to pay dividends

We own and operate a fleet of 12 vessels consisting of four Capesize and eight Supramax drybulk carriers with an average age of 10.0 years and a combined cargo carrying capacity of approximately 1.1 million dwt. The drybulk shipping industry is cyclical with attendant volatility in charterhire rates and profitability. The degree of charterhire rate volatility among different types of drybulk carriers varies widely. According to Drewry Shipping Consultants, Ltd., or Drewry, charterhire rates for Capesize, Panamax and Supramax drybulk carriers have decreased sharply from their historically high levels. The Baltic Dry Index, or BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering Supramax, Panamax, and Capesize drybulk carriers, declined from a high of 11,793 in May 2008 to 1,986 at the end of February 2009 after reaching a low of 663 in December 2008, which represents a decline of 94%.  The BDI fell over 70% in October 2008 alone. The decline in charter rates is due to various factors, including the economic recession in the U.S. and other parts of the world, the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. If the drybulk shipping market remains depressed in the future our earnings and available cash flow may decrease. Our ability to re-charter our vessels on the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the drybulk shipping market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for drybulk cargoes carried internationally at sea, including coal, iron, ore, grains and minerals.

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

We anticipate that the future demand for our drybulk carriers will be dependent upon continued economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier fleet and the sources and supply of drybulk cargo to be transported by sea. The capacity of the global drybulk carrier fleet seems likely to increase and economic growth may not continue. Adverse economic, political, social or other developments could also have a material adverse effect on our business and operating results.

Sharp declines in the spot drybulk charter market may affect our earnings and cash flows from the vessels we operate in the spot market

We currently do not employ any of our vessels in the spot market; however, we may in the future determine to employ some of our vessels in the spot market. During 2008, our revenues that were derived from the spot market were less than 1% of our total voyage revenues. Vessels trading in the spot market are exposed to increased risk of declining charter rates and freight rate volatility compared to vessels employed on time charters. Since mid-August 2008, the spot day rates in the drybulk charter market have declined very significantly, and drybulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China which resulted in falling iron ore prices and increased stockpiles in Chinese ports. Charter rates may remain at depressed levels for some time which will adversely affect our revenue and profitability.

The market values of our vessels have declined and may further decline, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities and/or we may incur a loss if we sell vessels following a decline in their market value

The fair market values of our vessels have generally experienced high volatility and have recently declined significantly. According to Drewry, the market prices for secondhand Capesize and Supramax drybulk carriers have decreased sharply from their historically high levels.

The fair market value of our vessels may continue to fluctuate (i.e., increase and decrease) depending on a number of factors including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	types and sizes of vessels;

•	supply and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations; and

•	technological advances.

In addition, as vessels grow older, they generally decline in value. If the fair market value of our vessels decline further, we may not be in compliance with certain provisions of our amended term loans and we may not be able to refinance our debt or obtain additional financing. In addition, if we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale may be less than the vessel's carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings. Furthermore, if vessel values continue to fall we may have to record an impairment adjustment in our consolidated financial statements which could adversely affect our financial results.

World events could affect our results of operations and financial condition

Terrorist attacks in New York on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. The continuing presence of U.S. and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Terrorist attacks on vessels, such as the October 2002 attack on the M.V. Limburg, a very large crude carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States and globally. Any of these occurrences could have a material adverse impact on our revenues and costs.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Gulf of Aden and off the Nigerian coast. Throughout 2008, the frequency of incidents of piracy has increased significantly, particularly in the Gulf of Aden, with drybulk vessels and tankers particularly vulnerable to such attacks. For example, in November 2008, the Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100.0 million. In February 2009, the Saldanha, a drybulk carrier not related to us, was seized by pirates while transporting coal through the Gulf of Aden.  If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  Crew costs, including those due to employing onboard security guards, could increase in such circumstances.  In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released.  A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline

The United States and other parts of the world are exhibiting deteriorating economic trends and have been in a recession. For example, the credit markets in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of April 9, 2009, we have total outstanding indebtedness of $284.5 million under our existing credit facilities.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the trading price of our common shares on the Nasdaq Global Market to decline precipitously and could cause the price of our common shares to continue to decline or impair our ability to make distributions to our shareholders.

A further economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. As a result, negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial position and results of operations, as well as our future prospects. In recent years, China has been one of the world's fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. Through the end of the fourth quarter of 2008, growth in China's gross domestic product was approximately 4.2% lower than it was during the same period in 2007, and it is likely that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. China has recently announced a $586.0 billion stimulus package aimed in part at increasing investment and consumer spending and maintaining export growth in response to the recent slowdown in its economic growth. Our business, financial condition, results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a "market economy" and enterprise reform.  Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, operating results and financial condition.

Charter rates are subject to seasonal fluctuations and market volatility, which may adversely affect our financial condition and ability to pay dividends

We employ all of our vessels on medium-to long-term time charters other than the Star Alpha, which is currently employed under  a contract of affreightment, or COA. For more information on COAs please see the section of this Annual Report entitled "Item 4. Information on the Company – Business Overview – Our Fleet."  We may in the future determine to employ some of our vessels in the spot market.  Demand for vessel capacity has historically exhibited seasonal variations and, as a result, fluctuations in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results for vessels trading in the spot market. The drybulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. As a result, our revenues from our drybulk carriers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues from our drybulk carriers may be stronger in fiscal quarters ended December 31 and March 31. Seasonality in the sector in which we operate could materially affect our operating results and cash available for dividends in the future.

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

The operation of our vessels is affected by the requirements set forth in the United Nations' International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. If we are subject to increased liability for noncompliance or if our insurance coverage is adversely impacted as a result of noncompliance, we may have less cash available for distribution to our stockholders as dividends. If any of our vessels are denied access to, or are detained in, certain ports, this may decrease our revenues.

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

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues and reduce the amount of cash we have available for distribution as dividends to our stockholders.

Company Specific Risk Factors

Star Bulk has a limited operating history and may not operate profitably in the future

Star Bulk was formed December 13, 2006 and in January 2007 entered into agreements to acquire eight drybulk carriers. We took delivery of our first vessel in December 2007. Accordingly, the year over year comparisons contained in our consolidated financial statements do not provide a meaningful basis for you to evaluate our operations and ability to be profitable in the future. We may not be profitable in the future.

Servicing debt will limit funds available for other purposes, including capital expenditures and payment of dividends

On December 27, 2007, we entered into a term loan agreement with Commerzbank AG, or Commerzbank, in the amount of $120.0 million to partially finance the Star Gamma, the Star Delta, the Star Epsilon, the Star Zeta, and the Star Theta, which also provide the security for this loan agreement. This loan bears interest at LIBOR plus a margin and is repayable in twenty-eight consecutive quarterly installments commencing twenty-seven months after our initial borrowings, which was on January 2, 2008. As of April 9, 2009, we had outstanding borrowings in the amount of $120.0 million under this facility. On April 14, 2008, we entered into a loan agreement, which was subsequently amended on April 17, 2008 and September 18, 2008, for up to $150.0 million with Piraeus Bank A.E., or Piraeus Bank, as agent, in order to partially finance the acquisition cost of vessels the Star Omicron, the Star Sigma and the Star Ypsilon and also to provide us with additional liquidity. The loan is secured by a first priority mortgage on the Star Omicron, the Star Beta, and the Star Sigma. The loan bears interest at LIBOR plus a margin and is repayable in twenty-four quarterly installments through September 2014. As of April 9, 2009, we had outstanding borrowings in the amount of $132.5 million under this loan. On July 1, 2008, the Company entered into a loan agreement of up to $35.0 million with Piraeus Bank, as lender, to partially finance the acquisition of the Star Cosmo which also provides the security for this loan agreement. The loan bears interest at LIBOR plus a margin and is repayable in twenty-four quarterly installments through July 2014. As of April 9, 2009, we had outstanding borrowings in the amount of $30.0 million under this loan facility.  We refer to Commerzbank and Piraeus Bank as our lenders.  Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

We were in compliance with the loan covenants as of December 31, 2008 except for the covenant related to the fair market value of mortgaged vessels to then outstanding borrowings, for which we have obtained waivers in March 2009.

As of April 9, 2009, we had total outstanding borrowings under our three loan facilities in the aggregate amount of $282.5 million.

We may be unable to comply with the covenants contained in our loan agreements, which would affect our ability to conduct our business

Our loan agreements for our borrowings, which are secured by liens on our vessels, contain various financial and other covenants. Among those covenants are requirements that relate to our financial position, operating performance and liquidity. For example, under certain provisions of our loan agreements we are required to maintain a ratio of the fair market value of our vessels to the aggregate amounts outstanding of 125% for the first three years and 135% thereafter.

The market value of drybulk vessels is sensitive, among other things, to changes in the drybulk charter market, with vessel values deteriorating in times when drybulk charter rates are falling and improving when charter rates are anticipated to rise. The current decline in charter rates in the drybulk market coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected drybulk vessel values, including the vessels in our fleet. As a result, we may not meet certain minimum asset coverage covenants in our loan agreements.

In March 2009, we entered into agreements with each of our lenders to obtain waivers for certain covenants including minimum asset coverage covenants contained in our loan agreements. The related terms are described below.

With respect to the $120.0 million facility, during the waiver period from December 31, 2008 to January 31, 2010, the required loan to value ratio, which is the ratio of outstanding indebtedness to the aggregate market value of the collateral vessels, was amended to 90% from 80% including the value of the additional security that will be provided by us pursuant to the waiver. In connection with this waiver, as further security for this facility, we agreed to provide a first preferred mortgage on the Star Alpha and a pledge account containing $6.0 million.  During the waiver period, LIBOR will be adjusted to the cost of funds.

With respect to the $150.0 million facility, during the waiver period from December 31, 2008 to February 28, 2010, the required security cover ratio, which is the ratio of the aggregate market value of the collateral vessels and the outstanding loan amount, was waived and for the year ended February 28, 2011 and the minimum security cover requirement will be reduced to 110% from 125% of the outstanding loan amount. The lenders will also waive the required 60% corporate leverage ratio, which is the ratio of our total indebtedness net of any unencumbered cash divided by the market value of our vessels, through February 28, 2010. In connection with this waiver, as further security for this facility we agreed to provide (i) first preferred mortgages on and first priority assignments of all earnings and insurances of the Star Kappa and the Star Ypsilon; (ii) corporate guarantees from each of the collateral vessel owning limited liability companies; (iii) a subordination of the technical and commercial manager's rights to payment; and (iv) a pledge account containing $9.0 million.

With respect to the $35.0 million facility, during the waiver period from December 31, 2008 to February 28, 2010, the required security cover ratio was waived and for the year ended February 28, 2011 the minimum security cover requirement will be reduced to 110% from 125% of the outstanding loan amount. The lender also waived the 60% corporate leverage ratio covenant through February 28, 2010. In connection with this waiver, as further security for this facility we agreed to provide (i) second preferred mortgages on and second priority assignments of all earnings and insurances of the Star Alpha; (ii) a corporate guarantee from Star Alpha's vessel owning limited liability company; (iii) a subordination of the technical and commercial managers rights to payment; and (iv) a pledge account containing $5.0 million.  This facility is repayable beginning on April 2, 2009, in 22 consecutive quarterly installments: (i) the first two installments in the amount of $2.0 million each; (ii) the third installment in the amount of $1.75 million; (iii) the fourth installment in the amount of $1.25 million; (iv) the fifth through tenth installment in the amount of $875,000 each; and (v) the final 12 installments in the amount of $500,000 each plus a balloon payment of $13.75 million payable with the final installment.

Under the terms of the above referenced agreements our dividend payments, share repurchases and investments are subject to the prior written consent of our lenders.  In addition, for the duration of the waiver periods the interest spread for each of the above referenced loans will be adjusted to 2% per annum and under our $150.0 million and $35.0 million loan facilities, the interest spread following the waiver period will be 1.5%.  Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

If the value of our vessels continues to deteriorate, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

If we are not in compliance with our covenants and we are not able to obtain additional covenant waivers or modifications, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or they could accelerate our indebtedness, which would impair our ability to continue to conduct our business. If our indebtedness is accelerated, we might not be able to refinance our debt or obtain additional financing and could lose our vessels if our lenders foreclose their liens. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.

We may not be able to pay dividends

As a result of deteriorating market conditions in the international shipping industry and in particular the sharp decline in charter rates and vessel values in the drybulk sector and restrictions imposed by our lenders, including the restriction on dividend payments under the terms of our waiver agreements, we may not be able to pay dividends.

We previously paid regular dividends on a quarterly basis from our operating surplus, in amounts that allowed us to retain a portion of our cash flows to fund vessel or fleet acquisitions, and for debt repayment and other corporate purposes, as determined by our management and board of directors. Under the terms of our waiver agreements with our lenders, payment of dividends and repurchases of our shares and warrants are subject to the prior written consent of our lenders. Any future dividend payments may be at reduced levels. Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

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

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow.

Interest in most loan agreements in our industry has been based on published LIBOR rates. The London market for Dollar loans between banks has recently been volatile, with the spread between published LIBOR and the lending rates actually charged to banks in the London interbank market widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

In addition, in the waiver agreements with our lenders, we have agreed to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate.  This could increase our lending costs significantly, which would have an adverse effect on our profitability, earnings and cash flow.

We are dependent on medium- to long-term time charters in a volatile shipping industry and a decline in charterhire rates would affect our results of operations and ability to pay dividends

We charter all of our vessels on medium- to long-term time charters with remaining terms of approximately one to five years other than the Star Alpha, which is currently employed under a COA.   The time charter market is highly competitive and spot market charterhire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity. Our ability to re-charter our vessels on the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the drybulk shipping market. The drybulk carrier charter market is volatile, and in the past, time charter and spot market charter rates for drybulk carriers have declined below operating costs of vessels. If future charterhire rates are depressed, we may not be able to operate our vessels profitably or to pay you dividends. Under the terms of our waiver agreements with our lenders, payment of dividends and repurchases of our shares and warrants are subject to the prior written consent of our lenders. Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

Default by our charterers may lead to decreased revenues and a reduction in earnings

Consistent with drybulk shipping industry practice, we have not independently analyzed the creditworthiness of the charterers. Our revenues may be dependent on the performance of our charterers and, as a result, defaults by our charterers may materially adversely affect our revenues.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance

We derive a significant part of our charterhire (net of commissions) from a small number of customers, with 57% of our voyage revenues, as presented in our consolidated income statement, for the fiscal year ended December 31, 2008 generated from five charterers. Currently, eleven of our vessels are  employed under fixed rate period charters to nine customers. If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

We could lose a customer or the benefits of a time charter if, among other things:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•
the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, default under the charter; or

•	the customer terminates the charter because the vessel has been subject to seizure for more than a specified number of days.

If we lose a key customer, we may be unable to obtain charters on comparable terms or may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations.  Most of our time charters on which we deploy our vessels provide for charter rates that are significantly above current market rates, particularly spot market rates that most directly reflect the current depressed levels of the drybulk charter market. If it were necessary to secure substitute employment, in the spot market or on time charters, for any of these vessels due to the loss of a customer in these market conditions, such employment would be at a significantly lower charter rate than currently generated by such vessel, or we may be unable to secure a charter at all, in either case, resulting in a significant reduction in revenues. The loss of any of our customers or time charters, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business

We enter into, among other things, charter parties with our customers, interest rate swaps and freight forward agreements. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. Consistent with drybulk shipping industry practice, we have not independently analyzed the creditworthiness of the charterers. In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates. As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Investment in derivative instruments such as freight forward agreements could result in losses

From time to time, we may take positions in derivative instruments including freight forward agreements, or FFAs. Generally, FFAs and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operation and cash flow.

In December 2008 and January 2009, we entered into a limited number of FFAs on the Capesize index. The Capesize index refers to the daily hire rate of a modern Capesize dry bulk carrier. The FFAs are intended to serve as an approximate hedge for our Capesize vessels trading in the spot market for 2009 and 2010, effectively locking-in the approximate amount of revenue that we expect to receive from such vessels for the relevant periods. Our FFAs do not qualify as cash flow hedges for accounting purposes and are recorded on our balance sheet at fair value. All of our FFAs are cleared transactions and are intended as approximate hedges to our physical exposure in the spot market. During the year ended December 31, 2008, the change in the fair market value of our FFAs resulted in a gain of $0.25 million.

Our earnings may be adversely affected if we are not able to take advantage of favorable charter rates

We charter all of our drybulk carriers to customers on medium- to long-term time charters, which generally last from one to five years other than the Star Alpha, which is currently employed under a COA.   We may in the future extend the charter periods for the vessels in our fleet. Our vessels that are committed to longer-term charters may not be available for employment on short-term charters during periods of increasing short-term charterhire rates when these charters may be more profitable than long-term charters.

We may have difficulty managing our planned growth properly.

We intend to continue to expand our fleet. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	obtaining required financing;

•	integrating any acquired vessels successfully with our existing operations;

•	enhancing our customer base; and

•	managing our expansion.

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

Our loan agreements may contain restrictive covenants that may limit our liquidity and corporate activities

Our current term loan agreement with Commerzbank and our term loan agreements with Piraeus Bank, as lender and as agent, and any future loan agreements may impose operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends;

•	make capital expenditures;

•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and

•	sell our vessels.

Currently, under the terms of our waiver agreements with our lenders, payment of dividends, repurchases of our shares and warrants and certain investments are subject to the prior written consent of our lenders.  Therefore, we need to seek permission from our lenders in order to engage in some important corporate actions. The lenders' interests may be different from ours, and we cannot guarantee that we will be able to obtain the lenders' permission when needed. This may prevent us from taking actions that are in our best interest.

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

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations

Our success depends to a significant extent upon the abilities and efforts of our management team. As of April 9, 2009, we had twenty-five employees. Twenty-three of our employees, through our wholly owned subsidiary, Star Bulk Management Inc., or Star Bulk Management, are engaged in the day to day management of the vessels in our fleet. Our success depends upon our ability to retain key members of our management team and the ability of Star Bulk Management to recruit and hire suitable employees. The loss of any members of our senior management team could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain "key-man" life insurance on any of our officers or employees of Star Bulk Management.

As we expand our fleet, we will need to expand our operations and financial systems and hire new shoreside staff and seafarers to staff our vessels; if we cannot expand these systems or recruit suitable employees, our performance may be adversely affected

Our operating and financial systems may not be adequate as we expand our fleet, and our attempts to implement those systems may be ineffective. In addition, we rely on our wholly-owned subsidiary, Star Bulk Management, to recruit shoreside administrative and management personnel. Shoreside personnel are recruited by Star Bulk Management through referrals from other shipping companies and traditional methods of securing personnel, such as placing classified advertisements in shipping industry periodicals. Star Bulk Management has sub-contracted crew management, which includes the recruitment of seafarers, to Bernhardt Schulte Shipmanagement Ltd., or Bernhardt, a major international third-party technical management company, and Union Commercial Inc., or Union. Star Bulk Management and its crewing agent may not be able to continue to hire suitable employees as Star Bulk expands its fleet. If we are unable to operate our financial and operations systems effectively, recruit suitable employees or if Star Bulk Management's unaffiliated crewing agent encounters business or financial difficulties, our performance may be materially adversely affected.

Risks involved with operating ocean going vessels could affect our business and reputation, which would adversely affect our revenues

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	crew strikes and/or boycotts;

•	marine disaster;

•	piracy;

•	environmental accidents;

•	cargo and property losses or damage; and

•	business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels.  These requirements include, but are not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, the International Maritime Organization, or IMO, International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002.  Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels.  We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents.  These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition.  A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.  Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault.  Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States.  An oil spill could result in significant liability, including fines, penalties and criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages.  We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents.  Although we have arranged insurance to cover certain environmental risks, such insurance may not be sufficient to cover all such risks or any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future.

If our vessels fail to maintain their class certification and/or fail any annual survey, intermediate survey, dry-docking or special survey, that vessel would be unable to carry cargo, thereby reducing our revenues and profitability and violating certain covenants under our credit facilities

The hull and machinery of every commercial drybulk vessel must be classed by a classification society authorized by its country of registry.  The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention, or SOLAS.  All of our vessels are certified as being "in class" by all the major Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping).

A vessel must undergo annual surveys, dry-dockings and special surveys.  In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period.  Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessel.

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our credit facilities.  Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.  That status could cause us to be in violation of certain covenants in our credit facility.

Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected drydocking costs, which may adversely affect our business and financial condition

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a drydocking facility. For example, the costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or travel to more distant drydocking facilities would decrease our earnings.

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

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We inspected the thirteen vessels that we acquired from both related and unrelated third parties, considered the age and condition of the vessels in budgeting for their operating, insurance and maintenance costs, and if we acquire additional secondhand vessels in the future, we may encounter higher operating and maintenance costs due to the age and condition of those additional vessels.

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

We are a holding company, and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments

We are a holding company, and our subsidiaries, which are all wholly owned by us, either directly or indirectly, conduct all of our operations and own all of our operating assets.   As a result, our ability to satisfy our financial obligations and to pay dividends to our shareholders depends on the ability of our subsidiaries to generate profits available for distribution to us and, to the extent that they are unable to generate profits, we may be unable to pay dividends to our shareholders.

We depend on officers who may engage in other business activities in the international shipping industry which may create conflicts of interest

Prokopios (Akis) Tsirigakis, our Chief Executive Officer and a member of our board of directors, and George Syllantavos, our Chief Financial Officer, Secretary and member of our board of directors participate in business activities not associated with the Company. As a result, Mr. Tsirigakis and Mr. Syllantavos may devote less time to the Company than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of both the Company as well as shareholders of other companies with which they may be affiliated, which may create conflicts of interest in matters involving or affecting the Company and its customers. It is not certain that any of these conflicts of interest will be resolved in our favor.

In accordance with our Code of Ethics, all ongoing and future transactions between us and any of its officers and directors or their respective affiliates, will be on terms believed by us to be no less favorable than are available from unaffiliated third parties, and such transactions will require prior approval, in each instance by a majority of our uninterested "independent" directors or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to its attorneys or independent legal counsel.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, which may negatively affect the ability of public shareholders to protect their interests

We are incorporated under the laws of the Republic of the Marshall Islands, and our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

All of our assets are located outside of the United States. Our business is operated primarily from our offices in Athens, Greece. In addition, our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors and officers. Although you may bring an original action against us, our officers and directors in the courts of the Marshall Islands based on U.S. laws, and the courts of the Marshall Islands may impose civil liability, including monetary damages, against us, our officers or directors for a cause of action arising under Marshall Islands law, it may be impracticable for you to do so given the geographic location of the Marshall Islands.

There is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes after the merger of Star Maritime with and into Star Bulk, with Star Bulk as the surviving corporation, or Redomiciliation Merger, which would adversely affect our earnings

Section 7874(b) of the U.S. Internal Revenue Code of 1986, or the Code, provides that, unless certain requirements are satisfied, a corporation organized outside the United States which acquires substantially all of the assets (through a plan or a series of related transactions) of a corporation organized in the United States will be treated as a U.S. domestic corporation for U.S. federal income tax purposes if shareholders of the U.S. corporation whose assets are being acquired own at least 80% of the non-U.S. acquiring corporation after the acquisition. If Section 7874(b) of the Code were to apply to Star Maritime and the Redomiciliation Merger, then, among other consequences, the Company, as the surviving entity of the Redomiciliation Merger, would be subject to U.S. federal income tax as a U.S. domestic corporation on its worldwide income after the Redomiciliation Merger. Upon completion of the Redomiciliation Merger and the concurrent issuance of stock to TMT Co. Ltd., or TMT, a shipping company headquartered in Taiwan, under the acquisition agreements, the stockholders of Star Maritime owned less than 80% of the Company. Therefore, the Company believes that it should not be subject to Section 7874(b) of the Code after the Redomiciliation Merger. Star Maritime obtained an opinion of its counsel, Seward & Kissel LLP, that Section 7874(b) should not apply to the Redomiciliation Merger. However, there is no authority directly addressing the application of Section 7874(b) to a transaction such as the Redomiciliation Merger where shares in a foreign corporation such as the Company are issued concurrently with (or shortly after) a merger. In particular, since there is no authority directly applying the "series of related transactions" or "plan" provisions to the post-acquisition stock ownership requirements of Section 7874(b), the United States Internal Revenue Service, or IRS, may not agree with Seward & Kissel's opinion on this matter. Moreover, Star Maritime has not sought a ruling from the IRS on this point. Therefore, IRS may seek to assert that we are subject to U.S. federal income tax on our worldwide income for taxable years after the Redomiciliation Merger, although Seward & Kissel is of the opinion that such an assertion should not be successful.

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

We expect that we will qualify for this statutory tax exemption and we have taken his position for U.S. federal income tax return reporting purposes for 2007 and we intend to take this position for 2008. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source income.

If we are not entitled to this exemption under Section 883 for any taxable year, we would be subject for those years to a 4% U.S. federal income tax on its U.S.-source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings.

The preferential tax rates applicable to qualified dividend income are temporary, and the enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate

Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to U.S. shareholders. In the absence of legislation extending the term for these preferential tax rates, all dividends received by such U.S. taxpayers in tax years beginning on January 1, 2011 or later will be taxed at graduated tax rates applicable to ordinary income.

In addition, legislation has been proposed in the U.S. Congress that would, if enacted, deny the preferential rate of U.S. federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation if the non-U.S. corporation is created or organized under the laws of a jurisdiction that does not have a comprehensive income tax system. Because the Marshall Islands imposes only limited taxes on entities organized under its laws, it is likely that if this legislation were enacted, the preferential tax rates of federal income tax may no longer be applicable to distributions received from us. As of the date hereof, it is not possible to predict with certainty whether this proposed legislation will be enacted.

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. holders

We will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of its assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our method of operation, we take the position for United States federal income tax purposes we have not been and are not currently a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we will derive or will be deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we take the position that our income from our time chartering activities does not constitute "passive income," and the assets that we will own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. In addition, we have not received an opinion of counsel with respect to this issue. Accordingly, the U.S. Internal Revenue Service, or the IRS, or a court of law may not accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, we may constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of its operations.  For example, if we were treated as earning rental income from our chartering activities rather than services income, we would be treated as a PFIC.

If the IRS were to find that we are or have been a PFIC for any taxable year, its U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares.

Risks Relating to Our Common Stock

There may be no continuing public market for you to resell our common stock and/or warrants

Our common shares and warrants commenced trading on the Nasdaq Global Market in December 2007. We cannot assure you that an active and liquid public market for our common shares and/or warrants will continue. The price of our common stock and/or warrants may be volatile and may fluctuate due to factors such as:

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

You may not be able to sell your shares of our common stock in the future at the price that you paid for them or at all. In addition, if the price of our common stock falls below $1.00, we may be involuntarily delisted from the Nasdaq Global Market.

Certain stockholders hold registration rights, which may have an adverse effect on the market price of our common stock

Initial stockholders of Star Maritime who purchased common stock and units in private transactions prior to Star Maritime's initial public offering have certain registration rights which would require us, under certain circumstances, to register the resale of their shares and warrants at any time following the release of the shares and warrants from escrow which occurred on December 15, 2008. Pursuant to those registration rights, we have included in a universal shelf registration statement (File No. 333-156843), which was declared effective by the Commission on February 17, 2009, the resale registration of 14,305,599 shares of common stock, which includes 1,132,500 common shares which may be issued upon the exercise of the warrants, and 1,132,500 warrants, all of which are currently eligible for trading in the public market. The resale of these common shares and warrants in addition to the registration of other securities included such registration statement, may have an adverse effect on the market price of our common stock and warrants.

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

As noted above, we have filed a universal shelf registration statement pursuant to which we may offer and sell different types of securities and that includes the resale registration of an aggregate of 14,305,599 common shares, which includes 1,132,500 common shares which may be issued upon the exercise of warrants, and 1,132,500 warrants.  We may issue additional shares of our common stock, warrants or other equity securities or securities convertible into our equity securities in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue 100,000,000 common shares with par value $0.01 per share. As of December 31, 2008, we had 58,412,402 shares and 5,916,150 warrants outstanding.  As of April 9, 2009, we had 60,301,279 shares and 5,916,150 warrants outstanding.

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

These provisions include:

•	authorizing our board of directors to issue "blank check" preferred stock without stockholder approval;

•	providing for a classified board of directors with staggered, three year terms;

•	prohibiting cumulative voting in the election of directors; and

•	authorizing the board to call a special meeting at any time.

The market price of our common shares and warrants has fluctuated widely and may fluctuate widely in the future

The market price of our common shares and warrants has fluctuated widely since our common shares and warrants began trading in the Nasdaq Global Market in December 2007, and may continue to do so as a result of many factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, mergers and strategic alliances in the shipping industry, market conditions in the shipping industry, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors and the general state of the securities market.

The market price of our common shares has recently dropped below $5.00 per share, and the last reported sale price on The Nasdaq Global Market on April 14, 2009 was $2.90 per share. If the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.

The shipping industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price.

Item 4. Information on the Company

A. History and development of the Company

We were incorporated in the Marshall Islands on December 13, 2006. Our executive offices are located at 7 Fragoklisias Street, 2nd floor, Maroussi 151 25, Athens, Greece and our telephone number is 011 30 210 617 8400.

Star Maritime Acquisition Corp., or Star Maritime, was organized under the laws of the State of Delaware on May 13, 2005 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or similar business combination, one or more assets or target businesses in the shipping industry. Following the formation of Star Maritime, our officers and directors were the holders of 9,026,924 shares of common stock representing all of our then issued and outstanding capital stock. On December 21, 2005, Star Maritime consummated its initial public offering of 18,867,500 units, at a price of $10.00 per unit, each unit consisting of one share of Star Maritime common stock and one warrant to purchase one share of Star Maritime common stock at an exercise price of $8.00 per share. In addition, Star Maritime completed during December 2005 a private placement of an aggregate of 1,132,500 units each unit consisting of one share of common stock and one warrant, to Messrs. Tsirigakis and Syllantavos, our Chief Executive Officer and Chief Financial Officer, respectively, and Messrs. Pappas and Erhardt, our Chairman of the Board and one of our directors. The gross proceeds of the private placement of $11.3 million were used to pay all fees and expenses of the initial public offering and as a result, the entire gross proceeds of the initial public offering amounting to $188.7 million were deposited in a trust account maintained by American Stock Transfer & Trust Company. Star Maritime's common stock and warrants started trading on the American Stock Exchange under the symbols, SEA and SEA.WS, respectively on December 21, 2005.

On January 12, 2007, Star Maritime and Star Bulk entered into definitive agreements to acquire a fleet of eight drybulk carriers with a combined cargo-carrying capacity of approximately 692,000 dwt. from certain subsidiaries of TMT. These eight drybulk carriers are referred to as the initial fleet. The aggregate purchase price specified in the Master Agreement by and among the Company, Star Maritime and TMT, or the Master Agreement for the initial fleet was $224.5 million in cash and 12,537,645 shares of our common stock, which were issued on November 30, 2007. As additional consideration for eight vessels, we agreed to issue 1,606,962 shares of our common stock to TMT in two installments as follows: (i) 803,481 additional shares of our common stock, no more than 10 business days following the filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, and (ii) 803,481 additional shares of our common stock, no more than 10 business days following the filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2008. The shares in respect of the first installment were issued to a nominee of TMT on July 17, 2008.

On November 2, 2007, the Commission declared effective our joint proxy/registration statement filed on Forms F-1/F-4 and on November 27, 2007 we obtained shareholder approval for the acquisition of the initial fleet and for effecting the Redomiciliation Merger as a result of which Star Maritime merged into Star Bulk with Star Maritime merging out of existence and Star Bulk being the surviving entity.  Each share of Star Maritime common stock was exchanged for one share of Star Bulk common stock and each warrant of Star Maritime was assumed by Star Bulk with the same terms and conditions except that each became exercisable for common stock of Star Bulk.  The Redomiciliation Merger became effective after stock markets closed on Friday, November 30, 2007 and the common shares and warrants of Star Maritime ceased trading on the American Stock Exchange under the symbols SEA and SEA.WS, respectively.  Star Bulk shares and warrants started trading on the Nasdaq Global Market on Monday, December 3, 2007 under the ticker symbols SBLK and SBLKW, respectively. Immediately following the effective date of the Redomiciliation Merger, TMT and its affiliates owned 30.2% of our outstanding common stock.  F5 Capital filed a Schedule 13D/A on July 29, 2008 reporting beneficial ownership of 7.0% of our outstanding common stock.  Mr. Nobu Su, a former member of our board of directors, exercises voting and investment control over the securities held of record by F5 Capital, a Cayman Islands corporation, which is a nominee of TMT.

We began our operations on December 3, 2007 with the delivery of our first vessel Star Epsilon. Three of the eight vessels comprising our initial fleet were delivered to us by the end of December 2007. Additionally, on December 3, 2007, we entered into an agreement to acquire an additional Supramax vessel, Star Kappa from TMT, which was not included in the initial fleet and was delivered to us on December 14, 2007. In 2008, we took delivery of the remaining five vessels that we purchased from TMT, plus an additional four vessels. In April 2008, we entered into agreement to sell Star Iota, which was delivered to its purchaser in October 2008, bringing our fleet to its current total of twelve vessels.

Vessel Acquisitions, Vessel Dispositions and Other Significant Transactions

Vessel Acquisitions

On January 12, 2007, pursuant to the Master Agreement, we agreed to acquire our initial fleet of eight drybulk carriers with a combined cargo-carrying capacity of approximately 692,000 dwt. from certain subsidiaries of TMT. The aggregate purchase price specified in the Master Agreement for the initial fleet was $224.5 million in cash and 12,537,645 shares of our common stock.  As additional consideration for the eight vessels, we agreed to issue 1,606,962 additional shares of our common stock to TMT in two installments as follows: (i) 803,481 additional shares of our common stock, no more than 10 business days following the filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, and (ii) 803,481 additional shares of our common stock, no more than 10 business days following the filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2008.  The shares in respect of the first installment were issued to a nominee of TMT on July 17, 2008.

On December 3, 2007, we entered into an agreement with TMT, a company affiliated with Mr. Nobu Su, one of our former directors, to acquire Star Kappa, a 2001 built Supramax drybulk carrier for the aggregate purchase price of $72.0 million with a cargo carrying capacity of approximately 52,055 dwt. We financed the total purchase price with proceeds from Star Maritime's initial public offering, which were deposited in a trust account. Following the delivery of this vessel to us in December 2007, it commenced a three year time charter at an average daily hire rate of $47,800.

On January 22, 2008, we entered into an agreement to acquire Star Sigma, a 1991 built Capesize drybulk carrier for the aggregate purchase price of $82.6 million, which includes a discount of $1.1 million related to the late delivery of the vessel to us by the sellers, with a cargo carrying capacity of approximately 184,403 dwt. We financed approximately $65.0 million of the purchase price with borrowings under the Piraeus Bank term loan facility dated April 14, 2008, as amended.  Star Sigma, which was on time charter to a Japanese charterer at a gross daily charter rate of $100,000 per day from April 2008 until March 2009 (earliest redelivery), was redelivered to us earlier pursuant to an agreement whereby the charterer agreed to pay the contracted rate less $8,000 per day, which is the approximate operating cost for the vessel, from the date of the actual redelivery in November 2008 through March 1, 2009. We received payment in full and the vessel was trading in the spot market at a rate of approximately $14,100 per day, resulting in revenue for the vessel that is effectively higher than it would have been under the original charter at the rate of $100,000. In March 2009, the vessel was delivered to its new charterers and commenced a three year time charter at a gross daily average charter rate of $63,000.

On March 11, 2008, we entered into an agreement to acquire Star Omicron, a 2005 built Supramax drybulk carrier for the aggregate purchase price of $72.0 million with a cargo carry capacity of approximately 53,489 dwt. We financed the purchase price through a combination of the proceeds received from the conversion of our warrants, working capital and borrowings under our Piraeus Bank term loan facility dated April 14, 2008, as amended and the balance . Following the delivery of this vessel to us in April 2008, it commenced a three year time charter at a daily hire rate of $43,000.

On May 22, 2008, we entered into an agreement to acquire Star Cosmo, a 2005 built Supramax drybulk carrier for the aggregate purchase price of $70.2 million, which includes a $1.4 million payment by us to the seller as additional compensation for the early delivery of the vessel to us, with a cargo carry capacity of approximately 52,247 dwt. We financed the purchase price through a combination of the proceeds received from the conversion of our warrants and borrowings under our Piraeus Bank term loan facility dated July 1, 2008. We entered into a three year time charter agreement to employ this vessel at an average daily hire rate of $39,868 following its delivery to us in July 2008.

On June 3, 2008, we entered into an agreement to acquire Star Ypsilon, a 1991 built Capsize drybulk carrier for the aggregate purchase price of $86.9 million, which includes a discount of $0.3 million related to the late delivery of the vessel to us by the sellers, with a cargo carry capacity of approximately 150,940 dwt. We financed the purchase price through a combination of the proceeds received from the conversion of our warrants and borrowings under our Piraeus Bank term loan facility dated April 14, 2008, as amended.  We entered into a three year time charter agreement to employ this vessel at an average daily hire rate of $91,932 following its delivery to us in September 2008.

Vessel Dispositions

On April 24, 2008, we entered into an agreement to sell Star Iota for gross proceeds of $18.4 million less $1.8 million of costs associated with the sale. We delivered this vessel to its purchasers on October 6, 2008.

Other Significant Transactions

On January 18, 2008, our board of directors approved a plan for the repurchase of up to an aggregate of $50.0 million of our common stock and warrants, which the Company may repurchase from time to time until December 31, 2008. The plan calls for the repurchases of both common stock and warrants to be made in the open market or privately negotiated transactions in compliance with Rule 10b-18 under the Securities Exchange Act of 1934, as amended, to the extent applicable, subject to market and business conditions, applicable legal requirements and other factors. The plan will be implemented by our management at its discretion. The plan calls for the repurchased shares and warrants to be retired as soon as practicable following the repurchase. The plan does not obligate us to purchase any particular number of shares, and may be suspended at any time in our sole discretion in accordance with Rule 10b-18. As of December 31, 2008, we repurchased 1,247,000 shares of common stock for an aggregate purchase price of $8.0 million, equal to $6.40 per share and 1,362,500 warrants for an aggregate purchases price of $5.5 million, equal to $4.02 per warrant.

In March 2009, we entered into agreements with our lenders to obtain waivers for certain covenants including minimum asset coverage covenants contained in our loan agreements.  Under the terms of our waiver agreements with our lenders, payment of dividends and repurchases of our shares and warrants are subject to the prior written consent of our lenders.  Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

As of December 31, 2008 and April 9, 2009, 12,721,350 warrants had been converted into shares of common stock resulting in proceeds to us of $101.8 million.

B. Business overview

Introduction

We are an international company providing worldwide transportation of drybulk commodities through our vessel-owning subsidiaries for a broad range of customers of major and minor bulk cargoes including iron ore, coal, grain, cement and fertilizer. We were incorporated in the Marshall Islands on December 13, 2006 as a wholly-owned subsidiary of Star Maritime Acquisition Corp., or Star Maritime. We merged with Star Maritime on November 30, 2007 and commenced operations on December 3, 2007, which was the date we took delivery of our first vessel.

Our Fleet

We own and operate a fleet of 12 vessels consisting of four Capesize and eight Supramax drybulk carriers with an average age of 10.0 years and a combined cargo carrying capacity of approximately 1.1 million dwt. Our fleet carries a variety of drybulk commodities including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks. We charter all of our vessels on medium- to long-term time charters with terms of approximately one to five years, other than the Star Alpha, which is currently employed under a COA.

The following table represents a list of all of the vessels in our fleet as of April 9, 2009:

Vessel Name	Vessel Type	Size (dwt.)	Year Built	Daily Gross Hire Rate		Type/ Remaining Term
Star Alpha (ex A Duckling)(1)	Capesize	175,075	1992	N/A		COA
Star Beta (ex B Duckling)(2)	Capesize	174,691	1993	$32,500		Time charter/ 0.9 years
Star Gamma (ex C Duckling)	Supramax	53,098	2002	$38,000	(6)	Time charter/ 2.7 years
Star Delta (ex F Duckling)(3)	Supramax	52,434	2000	$11,250		Time charter/ 0.7 year
Star Epsilon (ex G Duckling)	Supramax	52,402	2001	$32,400		Time charter/ 4.7 years
Star Zeta (ex I Duckling)	Supramax	52,994	2003	$42,500		Time charter/ 2.0 years
Star Theta (ex J Duckling)	Supramax	52,425	2003	$8,200		Time charter/ 0.02 year
Star Kappa (ex E Duckling)	Supramax	52,055	2001	$47,800		Time charter/ 1.4 years
Star Sigma (ex Sinfonia)(4)	Capesize	184,403	1991	$63,000	(6)	Time charter/ 2.8 years
Star Omicron (ex Nord Wave)	Supramax	53,489	2005	$43,000		Time charter/ 1.8 years
Star Cosmo (ex Victoria)	Supramax	52,247	2005	$39,868	(6)	Time charter/ 1.8 years
Star Ypsilon (ex Falcon Cape)	Capesize	150,940	1991	$91,932	(6)	Time charter/ 2.2 years
Recently Sold
Star Iota (ex Mommy Duckling)(5)	Panamax	78,585	1983	$18,000

(1)
Star Alpha recently underwent unscheduled repairs which resulted in a 25 day off-hire period. Following the completion of repairs, Star Alpha was redelivered to us by its charterers approximately one month prior to the earliest redelivery date allowed under the time charter agreement. Prior to the redelivery, arbitration proceedings had commenced pursuant to disputes that had arisen with the charterers of Star Alpha. The disputes relate to vessel performance characteristics and hire. The arbitration panel is also handling additional proceedings between third parties that sub-chartered the vessel. We notified the charterers of the vessel that we intend to seek additional damages in connection with the early redelivery of Star Alpha in the current arbitration proceedings.

On January 20, 2009, we entered into a contract of affreightment, or COA, with Companhia Vale do Rio Doce. Under the terms of the COA, we expect to transport approximately 700,000 metric tons of iron ore between Brazil and China in four separate Capesize vessel shipments with the first shipment scheduled in the first quarter of 2009. On February 5, 2009, we committed Star Alpha to the first shipment under the COA.

(2)	On February 10, 2009, we entered into a 13 to 15 month time charter agreement for Star Beta at a gross daily rate of $32,500. The vessel was delivered to the new charterer on February 14, 2009.

(3)	On January 30, 2009, we entered into a one year time charter agreement for Star Delta at a gross daily rate of $11,250. The vessel was delivered to the new charterer on February 7, 2009.

(4)
Star Sigma, which was on time charter to a Japanese charterer at a gross daily charter rate of $100,000 per day until March 1, 2009 (earliest redelivery), was redelivered to us earlier pursuant to an agreement whereby the charterer agreed to pay the contracted rate less $8,000 per day, which is the approximate operating cost for the vessel, from the date of the actual redelivery in November 2008 through March 1, 2009. We received payment in full and the vessel was traded in the spot market at a rate of approximately $14,100 per day, which resulted in revenue for the vessel that is effectively higher than it would have been under the original charter at the rate of $100,000. In March 2009, the vessel was delivered to its new charterers and commenced a three year time charter at a gross daily average charter rate of $63,000.

(5)
On April 24, 2008, we entered into an agreement to sell Star Iota for gross proceeds of $18.4 million less $1.8 million in costs associated with the sale. We delivered this vessel to its purchasers on October 6, 2008.

(6)	Calculated by taking the average daily gross hire rate over the term of the charter.

We actively manage the deployment of our fleet on time charters, which generally can last up to several years. Currently, all of our vessels are employed on medium to long-term time charters other than Star Alpha, which is currently employed under a COA. A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily rate.  Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs.  We pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, as well as for commissions.  We are also responsible for the drydocking costs relating to each vessel. COAs relate to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the vessel's operating, voyage and capital costs are borne by the ship owner. The freight rate is generally set on a per cargo ton basis.

Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.

Competition

Demand for drybulk carriers fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We compete with other owners of drybulk carriers in the Capesize, and Supramax size sectors. Ownership of drybulk carriers is highly fragmented and is divided among approximately 1,500 independent drybulk carrier owners. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator.

Our wholly owned subsidiary, Star Bulk Management arranges our charters (whether voyage charters, period time charters, bareboat charters or pools) through the use of a worldwide network of shipbrokers, who negotiate the terms of the charters based on market conditions.  These shipbrokers advise Star Bulk Management on a continuous basis of the availability of cargo for any particular vessel. There may be several shipbrokers involved in any one charter. The negotiation for a charter typically begins prior to the completion of the previous charter in order to avoid any idle time. The terms of the charter are based on industry standards.

Customers

As of December 31, 2008, our vessels were chartered as follows: Worldlink Shipping Limited for Star Alpha, Compania Vale do Rio Doce for Star Beta, TMT, for Star Gamma, ESSAR Shipping Ltd. for Star Delta, North China Shipping Limited Bahamas for Star Epsilon, Norden A/S for Star Zeta, Hyundai Merchant Marine for Star Theta, Ishaar Overseas for Star Kappa, BHP Billiton for Star Sigma, GMI Ltd. for Star Omicron, Korea Line Corp. for Star Cosmo and Vinyl Navigation Inc., or Vinyl Navigation, for Star Ypsilon.  Please see Item 7 "Major Shareholders and Related Party Transactions – Related Party Transactions."

Management of the Fleet

As of December 31, 2008, we had twenty-two employees. Twenty of our employees, through Star Bulk Management, were engaged in the day to day management of the vessels in our fleet. Star Bulk Management performs operational and technical management services for the vessels in our fleet, including chartering, marketing, capital expenditures, personnel, accounting, paying vessel taxes and maintaining insurance.  Our Chief Executive Officer and Chief Financial Officer are also the senior management of Star Bulk Management. Star Bulk Management employs such number of additional shore-based executives and employees designed to ensure the efficient performance of its activities.

We reimburse and/or advance funds as necessary to Star Bulk Management in order for it to conduct its activities and discharge its obligations, at cost.  We also maintain working capital reserves as may be agreed between us and Star Bulk Management from time to time.

Star Bulk Management is responsible for the management of the vessels. Star Bulk Management's responsibilities include, inter alia, locating, purchasing, financing and selling vessels, deciding on capital expenditures for the vessels, paying vessels' taxes, negotiating charters for the vessels, managing the mix of various types of charters, developing and managing the relationships with charterers and the operational and technical management of the vessels. Technical management includes maintenance, drydocking, repairs, insurance, regulatory and classification society compliance, arranging for and managing crews, appointing technical consultants and providing technical support.

Star Bulk Management currently subcontracts the technical and crew management of our vessels to Bernhardt Schulte Shipmanagement Ltd., or Bernhardt, and Union Commercial Inc, or Union.

We have entered into agreements with Bernhardt for the technical management of all of the vessels in our fleet other than the Star Cosmo. Under these agreements we pay Bernhardt an aggregate annual management fee ranging from $90,000 to $110,000 per vessel. Each agreement continues indefinitely unless either party terminates the agreement upon three months' written notice or a certain termination event occurs.

We have entered into an agreement with Union for the technical management of the Star Cosmo. Under the agreement, we pay a daily fee of $450, which is reviewed two months before the beginning of each calendar year. The agreement continues indefinitely unless either party terminates the agreement upon two months' written notice or a certain termination event occurs.

Under an agreement dated May 4, 2007, we appointed Combine Marine S.A., or Combine, a company affiliated with Mr. Tsirigakis, our Chief Executive Officer, Mr. Pappas, the Chairman of our Board and one of our directors and Mr. Christos Anagnostou, a former officer of Star Maritime, as interim manager of the vessels in the initial fleet.  Under the agreement, Combine provided interim technical management and associated services, including legal services, to the vessels in exchange for a flat fee of $10,000 per vessel prior to delivery and at a daily fee of $450 per vessel during the term of the agreement until such time as the technical management of the vessel is transferred to another technical management company.  Combine was entitled to be reimbursed at cost by us for any and all expenses incurred by them in the management of the vessels and was obligated to provide us the full benefit of all discounts and rebates enjoyed by them. The term of the agreement was for one year from the date of delivery of each vessel.  As of December 31, 2008, none of our vessels were managed by Combine.

Crewing

Star Bulk Management is responsible for recruiting, either directly or through a technical manager or a crew manager, the senior officers and all other crew members for the vessels in our fleet.  Star Bulk Management has the responsibility to ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that the vessels are manned by experienced and competent and trained personnel.  Star Bulk Management is also responsible for insuring that seafarers' wages and terms of employment conform to international standards or to general collective bargaining agreements to allow unrestricted worldwide trading of the vessels.  Star Bulk Management has subcontracted the crewing of our entire fleet to Bernhart and Union.

The International Drybulk Shipping Industry

Drybulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. In 2008, based on preliminary figures, Drewry estimates that approximately 3.2 billion tons of drybulk cargo was transported by sea, comprising approximately one-third of all international seaborne trade.

The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. The demand for drybulk carriers is determined by the volume and geographical distribution of seaborne dry bulk trade, which in turn is influenced by trends in the global economy. During the 1980s and 1990s seaborne dry bulk trade increased by 1-2% per annum. However, between 2000 and 2008, seaborne dry bulk trade increased at a compound annual growth rate of 4.8%. Although no final data is available for dry bulk seaborne trade in 2008 it is clear that the slowdown in the world economy has had an adverse impact on trade and the provisional growth rates for 2008 of 4.2% are well below those recorded in 2007.

The global drybulk carrier fleet may be divided into four categories based on a vessel's carrying capacity.  These categories consist of:

●
Capesize vessels, which have carrying capacities of more than 85,000 dwt. These vessels generally operate along long-haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

●
Panamax vessels have a carrying capacity of between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

●
Handymax vessels have a carrying capacity of between 35,000 and 60,000 dwt. The subcategory of vessels that have a carrying capacity of between 45,000 and 60,000 dwt are called Supramax. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

●
Handysize vessels have a carrying capacity of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  As of end of February 2009, the global drybulk carrier orderbook amounted to 294.0 million dwt, or 70% of the existing fleet at that time, with most vessels on the orderbook expected to be delivered within 48 months. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk carriers at or over 25 years old are considered to be scrapping candidate vessels.

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

According to Drewry, charterhire rates have fallen sharply from the highs recorded in 2008. The Baltic Dry Index, or BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering Supramax, Panamax, and Capesize drybulk carriers, declined from a high of 11,793 in May 2008 to 1986 at the end of February 2009 after reaching a low of 663 in December 2008, which represents a decline of 94%. The BDI fell over 70% in October 2008 alone.

Vessel Prices

Newbuilding prices are determined by a number of factors, including the underlying balance between shipyard output and capacity, raw material costs, freight markets and sometimes exchange rates. In the last few years high levels of new ordering were recorded across all sectors of shipping. As a result, most of the major shipyards in Japan, South Korea and China have full orderbooks until the end of 2010, although the downturn in freight rates and the lack of funding to the wider global financial crisis will lead to some of these orders being cancelled or delayed.

Newbuilding prices have increased significantly since 2003, due to tightness in shipyard capacity, high levels of new ordering and stronger freight rates. However, with the sudden and steep decline in freight rates, secondhand values and lack of new vessel ordering, newbuilding prices have started to decline.

In the secondhand market, the steep increase in newbuilding prices and the strength of the charter market have also affected values, to the extent that prices rose sharply in 2004/2005, before dipping in the early part of 2006, only to rise thereafter to new highs in the first half of 2008. However, the sudden and sharp downturn in freight rates since August 2008 has had a very negative impact on secondhand values.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies; flag state administrations (country of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the dry bulk shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.  In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by ships, or the IMO, has adopted the International Convention for the Prevention of Marine Pollution, 1973, as modified by the related Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention.  The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  The IMO adopted regulations that set forth pollution prevention requirements applicable to dry bulk carriers.  These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.

In September 1997, the IMO adopted Annex VI to the MARPOL Convention, Regulations for the Prevention of Pollution from Ships, to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that all our vessels are currently compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition. In October 2008, the IMO adopted amendments to Annex VI regarding nitrogen oxide and sulfur oxide emissions standards which are expected to enter into force on July 1, 2010. The amended Annex VI would reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Once these amendments become effective, we may incur costs to comply with these revised standards. Also in October 2008, the United States became a party to the MARPOL Convention by depositing an instrument of ratification with the IMO for the amended Annex VI, thereby rendering U.S. air emissions standards equivalent to IMO requirements.

Safety Management System Requirements

IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. We believe that all our vessels are in material compliance with SOLAS and LL Convention standards.

Under Chapter IX of SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, our operations are also subject to environmental standards and requirements contained in the ISM Code promulgated by the IMO. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical manager have developed for compliance with the ISM Code.  The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this filing, each of our vessels is ISM code-certified.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. Our appointed ship managers have obtained documents of compliance for their offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance, or the DOC, and ship management certificate, or the SMC, are renewed every five years but the DOC is subject to audit verification annually and the SMC at least every 2.5 years.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. For example, IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date there has not been sufficient adoption of this standard for it to take force.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses.  The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels between 5,000 and 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately $6.67 million (4.51 million SDR) plus $934 (631 SDR) for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to $132.81 million (89.77 million SDR).  As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates of 0.66177 SDR per Dollar on March 20, 2009. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner's actual fault and under the 1992 Protocol where the spill is caused by the ship owner's intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

In March 2006, the IMO amended Annex I to MARPOL, including a new regulation relating to oil fuel tank protection, which became effective August 1, 2007.  The new regulation will apply to various ships delivered on or after August 1, 2010.  It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention.  The Anti-fouling Convention prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003.  The exteriors of vessels constructed prior to January 1, 2003 that have not been in drydock must, as of September 17, 2008, either not contain the prohibited compounds or have coatings applied to the vessel exterior that act as a barrier to the leaching of the prohibited compounds.  Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced.

Compliance Enforcement

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The "Shipping Industry Guidelines on Flag State Performance" evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at IMO meetings. Our vessels are flagged in the Marshall Islands. Marshall Islands-flagged vessels have historically received a good assessment in the shipping industry.  We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators.

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified.  However, there can be no assurance that such certificate will be maintained.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its two hundred nautical mile exclusive economic zone.  The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea.  Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	natural resources damage and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

Under amendments to OPA that became effective on July 11, 2006, the liability of responsible parties is limited to the greater of $950 per gross ton or $0.8 million per non-tank (e.g. dry bulk) vessel that is over 300 gross tons (subject to periodic adjustment for inflation). CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages.  Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.  These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA and CERCLA.  On October 17, 2008, the U.S. Coast Guard regulatory requirements under OPA and CERCLA were amended to require evidence of financial responsibility in amounts that reflect the higher limits of liability imposed by the 2006 amendments to OPA, as described above. The increased amounts became effective on January 15, 2009.  In addition, on September 24, 2008, the U.S. Coast Guard proposed adjustments to the limits of liability for non-tank vessels that would further increase the limits to the greater of $1,000 per gross ton or $848,000 and establish a procedure for adjusting the limits for inflation every three years.  The Coast Guard is currently soliciting comments on the proposal.  Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

The U.S. Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or are required to waive insurance policy defenses.

The U.S. Coast Guard's financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.  We believe that we are in substantial compliance with all applicable existing state requirements. In addition, we intend to comply with all future applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The U.S. Environmental Protection Agency, or EPA, historically exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters from CWA permitting requirements. However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in the EPA's regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directed the EPA to develop a system for regulating all discharges from vessels by that date. The District Court's decision was affirmed by the Ninth Circuit Court of Appeals on July 23, 2008. The Ninth Circuit's ruling meant that owners and operators of vessels traveling in U.S. waters would soon be required to comply with the CWA permitting program to be developed by the EPA or face penalties.

In response to the invalidation and removal of the EPA's vessel exemption by the Ninth Circuit, the EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water.

For each discharge type, among other things, the VGP establishes effluent limits pertaining to the constituents found in the effluent, including best management practices, or BMPs, designed to decrease the amount of constituents entering the waste stream. Unlike land-based discharges, which are deemed acceptable by meeting certain EPA-imposed numerical effluent limits, each of the 26 VGP discharge limits is deemed to be met when a Regulated Vessel carries out the BMPs pertinent to that specific discharge stream. The VGP imposes additional requirements on certain Regulated Vessel types, that emit discharges unique to those vessels. Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements are also included for all Regulated Vessels.

On August 31, 2008, the District Court ordered that the date for implementation of the VGP be postponed from September 30, 2008 until December 19, 2008. This date was further postponed until February 6, 2009 by the District Court. Although the VGP became effective on February 6, 2009, the VGP application procedure, known as the Notice of Intent, or NOI, has yet to be finalized. Accordingly, Regulated Vessels will effectively be covered under the VGP from February 6, 2009 until June 19, 2009, at which time the "eNOI" electronic filing interface will become operational. Thereafter, owners and operators of Regulated Vessels must file their NOIs prior to September 19, 2009, or the Deadline. Any Regulated Vessel that does not file an NOI by the Deadline will, as of that date, no longer be covered by the VGP and will not be allowed to discharge into U.S. navigable waters until it has obtained a VGP. Any Regulated Vessel that was delivered on or before the Deadline will receive final VGP permit coverage on the date that the EPA receives such Regulated Vessel's complete NOI. Regulated Vessels delivered after the Deadline will not receive VGP permit coverage until 30 days after their NOI submission. Our fleet is composed entirely of Regulated Vessels, and we intend to submit NOIs for each vessel in our fleet as soon after June 19, 2009 as practicable.

In addition, pursuant to section 401 of the CWA which requires each state to certify federal discharge permits such as the VGP, certain states have enacted additional discharge standards as conditions to their certification of the VGP. These local standards bring the VGP into compliance with more stringent state requirements, such as those further restricting ballast water discharges and preventing the introduction of non-indigenous species considered to be invasive. The VGP and its state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

As referenced above, the amended Annex VI to the IMO's MARPOL Convention, which addresses air pollution from ships, was ratified by the United States on October 9, 2008 and entered into force domestically on January 8, 2009. The EPA and the state of California, however, have each proposed more stringent regulations of air emissions from ocean-going vessels. On July 24, 2008, the California Air Resources Board of the State of California, or CARB, approved clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. The new CARB regulations require such vessels to use low sulfur marine fuels rather than bunker fuel. By July 1, 2009, such vessels are required to switch either to marine gas oil with a sulfur content of no more than 1.5% or marine diesel oil with a sulfur content of no more than 0.5%. By 2012, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed. CARB unilaterally approved the new regulations in spite of legal defeats at both the district and appellate court levels, but more legal challenges are expected to follow. If CARB prevails and the new regulations go into effect as scheduled on July 1, 2009, in the event our vessels were to travel within such waters, these new regulations would require significant expenditures on low-sulfur fuel and would increase our operating costs. Finally, although the more stringent CARB regime was technically superseded when the United States ratified and implemented the amended Annex VI, the possible declaration of various U.S. coastal waters as Emissions Control Areas may in turn bring U.S. emissions standards into line with the new CARB regulations, which would cause us to incur further costs.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA's reporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act's guidelines, compliance can also be achieved through the retention of ballast water on board the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on the dry bulk shipping industry. The U.S. House of Representatives has recently passed a bill that amends NISA by prohibiting the discharge of ballast water unless it has been treated with specified methods or acceptable alternatives. Similar bills have been introduced in the U.S. Senate, but we cannot predict which bill, if any, will be enacted into law. In the absence of federal standards, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. For instance, the state of California has recently enacted legislation extending its ballast water management program to regulate the management of "hull fouling" organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. In addition, in November 2008 the Sixth Circuit affirmed a District Court's dismissal of challenges to the state of Michigan's ballast water management legislation mandating the use of various techniques for ballast water treatment. Other states may proceed with the enactment of similar requirements that could increase the costs of operating in state waters.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we may still be held liable for clean up costs under applicable laws.

European Union Regulations

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships. The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the Attorneys General from 16 states and a coalition of environmental groups in April 2008 filed a petition for a writ of mandamus, or petition, with the DC Circuit Court of Appeals, or the DC Circuit, to request an order requiring the EPA to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. Although the DC Circuit denied the petition in June 2008, any future passage of climate control legislation or other regulatory initiatives by the IMO, European Union or individual countries where we operate that restrict emissions of greenhouse gases could entail financial impacts on our operations that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid International Ship Security Certificate attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. Our managers intend to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and we intend that our fleet will comply with applicable security requirements. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Inspection by Classification Societies

Every oceangoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by Lloyd's Register of Shipping. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

General

The operation of any dry bulk vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

While we maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, increased value insurance and freight, demurrage and defense cover for our operating fleet in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. Furthermore, while we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which cover the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value with deductibles of $75,000 to $150,000 per vessel per incident. We also maintain increased value coverage for most of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under-insurance.

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

The Club's policy year commences on February 20th of each year. Calls levied are by way of Estimated Total Premiums (ETP), with the amount of the final installment of the ETP being varied according to the actual total premium ultimately required by the Club for a particular policy year. Members have a liability to pay supplementary calls which might be levied by the Board of the Club if the ETP is insufficient to cover the Club's outgoings.

Insurance coverage is limited to an unspecified sum, being the amount available from reinsurance plus the maximum amount collectable from members of the International Group by way of 'overspill' calls. This is currently around $5.5 billion. There are, however, certain exceptions. Owners are presently covered for claims in respect of oil pollution up to a limit of $1.0 billion. Also, from 2007/2008 policy year a new limit has been introduced on insurance coverage for passenger and crew claims, with a sub-limit of $2.0 billion for passenger claims.

Under the International Group reinsurance program each P&I Club in the International Group currently bears the first $7.0 million of each and every claim. The excess of every claim over $7.0 million up to $50.0 million is shared by the Clubs under a Pooling Agreement. The excess of each claim over $50.0 million is reinsured by the International Group under the General Excess of Loss Reinsurance Contract. This policy presently provides a further $3.0 billion of insurance coverage. Claims which exceed this figure are pooled by way of 'overspill' calls as described above.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of our doing business.

C. Organizational structure

As of December 31, 2008, the Company is the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under Item 18. "Financial Statements."

D. Property, plant and equipment

We do not own any real property. Our interests in the vessels in our fleet are our only material properties. See Item 4. "Information on the Company—Our Fleet".

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Overview

The following management's discussion and analysis of financial condition and results of operations should be read in conjunction with "Item 3. Key Information – Selected Financial Data", "Item 4. Information on the Company" and our historical consolidated financial statements and accompanying notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" and elsewhere in this report.

We are an international company providing worldwide transportation solutions in the drybulk sector through our vessels-owning subsidiaries for a broad range of customers of major and minor bulk cargoes including iron ore, coal, grain, cement, fertilizer, along worldwide shipping routes.

A. Operating Results

Factors Affecting Our Results of Operations

We charter all of our vessels on medium- to long-term time charters with terms of approximately one to five years other than the Star Alpha, which is currently employed, under a COA. Under our time charters, the charterer typically pays us a fixed daily charterhire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to affiliated and unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.  COAs relate to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the vessel's operating, voyage and capital costs are borne by the ship owner. The freight rate is generally set on a per cargo ton basis.  Although the vessels in our fleet are primarily employed on medium- to long-term time charters ranging from one to five years, we may employ these and additional vessels under COAs, bareboat charters, in the spot market or in drybulk carrier pools in the future.

We believe that the important measures for analyzing trends in the results of operations consist of the following:

•
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

•	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period.

•
Available days are the total calendar days the vessels were in possession for the relevant period after subtracting for off-hire days with major repairs drydocking or special or intermediate surveys or transfer of ownership.

•
Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for drydocking, major repairs, special or intermediate surveys).

•	Fleet utilization is calculated by dividing voyage days by available days for the relevant period and takes into account the dry-docking periods.

The following table reflects our voyage days, ownership days, fleet utilization and TCE rates for the periods indicated:

(In thousands of Dollars)
	Year Ended	Year Ended
	December 31, 2007	December 31, 2008
Average number of vessels	0.21	10.76
Number of vessels	4	12
Average age of operational fleet	8.0	9.7
Ownership days	75	3,933
Available days	71	3,712
Voyage days for fleet	69	3,618
Fleet Utilization	93%	98%
Time charter equivalent rate	$31,203	$42,799

Time Charter Equivalent (TCE)

Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.  We included TCE revenues, a non-GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.  TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because we believe that it presents useful information to investors.

The following table reflects the calculation of our TCE rates and reconciliation of TCE revenue as reflected in the consolidated statement of income:

(In thousands of Dollars)
	Year Ended	Year Ended
	December 31, 2007	December 31, 2008

Voyage revenues	3,633	238,883
Less:
Voyage expenses	(43)	(3,504)
Amortization of fair value of above/below market acquired time charter agreements	(1,437)	(80,533)

Time Charter equivalent revenues	2,153	154,846

Total voyage days for fleet	69	3,618

Time charter equivalent (TCE) rate (in Dollars)	31,203	42,799

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charterhire, or time charter equivalent, that our vessels earn under period charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market and other factors affecting spot market charter rates for vessels.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Vessel Voyage Expenses

Voyage expenses include port and canal charges, fuel (bunker) expenses and brokerage commissions payable to related and third parties.

Our voyage expenses primarily consist of commissions paid for the chartering of our vessels.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages, bunkers and insurance, may also cause these expenses to increase. Technical vessel managers established an operating expense budget for each vessel and perform the day-to-day management of the vessels. Star Bulk Management monitors the performance of each of the technical vessel managers by comparing actual vessel operating expenses with the operating expense budget for each vessel. We are responsible for the costs of any deviations from the budgeted amounts.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value.

Vessel Management

We actively manage the deployment of our fleet on time charters, which generally can last up to several years. Currently, all of our vessels are employed on medium- to long-term time charters other than the Star Alpha, which is currently employed under a COA. A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. We pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, as well as for commissions. We are also responsible for the drydocking costs relating to each vessel. COAs relate to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the vessel's operating, voyage and capital costs are borne by the ship owner. The freight rate is generally set on a per cargo ton basis.

Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.

As of December 31, 2008, we had twenty-two employees. Twenty of our employees, through Star Bulk Management, are engaged in the day to day management of the vessels in our fleet. Our wholly-owned subsidiary, Star Bulk Management performs operational and technical management services for the vessels in our fleet. Our Chief Executive Officer and Chief Financial Officer are also the senior management of Star Bulk Management. Star Bulk Management employs such number of additional shore-based executives and employees designed to ensure the efficient performance of its activities.

We reimburse and/or advance funds as necessary to Star Bulk Management in order for it to conduct its activities and discharge its obligations, at cost. We also maintain working capital reserves as may be agreed between us and Star Bulk Management from time to time.

Star Bulk Management is responsible for the management of the vessels. Star Bulk Management's responsibilities include, inter alia, locating, purchasing, financing and selling vessels, deciding on capital expenditures for the vessels, paying vessels' taxes, negotiating charters for the vessels, managing the mix of various types of charters, developing and managing the relationships with charterers and the operational and technical management of the vessels. Technical management includes maintenance, drydocking, repairs, insurance, regulatory and classification society compliance, arranging for and managing crews, appointing technical consultants and providing technical support.  Please see Item 4. "Information on the Company – History and development of the Company – Management of the Fleet" for a discussion of our management fees.

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

Interest income

We earn interest income on our cash deposits with our lenders.  Interest income was $1.2 million for the year ended December 31, 2008.

Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Special or Intermediate Survey and Drydocking Costs

Beginning with our first fiscal quarter ended March 31, 2008, we changed our policy for accounting for vessel drydocking costs from the deferral method, under which drydocking costs are deferred and amortized over the estimated period of benefit between drydockings, to the direct expense method, under which we expense all drydocking costs as incurred.

We did not incur any drydocking costs prior to the first quarter of 2008; therefore, there was no impact on the Company's prior consolidated financial statements as a result of the adoption of this change in policy for the year ended December 31, 2007. The Company believes that the new direct expensing method eliminates the significant amount of subjectivity that is needed to determine which costs and activities related to drydocking should be deferred.

Lack of Historical Operating Data for Vessels before Their Acquisition by Us

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make vessel acquisitions, nor do we believe it would be helpful to potential investors in our stock in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business, which we believe to be in accordance with applicable US GAAP and Commission rules. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. All of the vessels in our current fleet have been acquired with time charters attached, with the exception of the Star Beta, the Star Sigma and the Star Omicron. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer entering into a separate direct agreement (called a "novation agreement") with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate service agreement between the vessel owner and the charterer.

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

From December 3, 2007 to March 31, 2008, we took delivery of nine secondhand vessels, the Star Alpha, the Star Beta, the Star Gamma, the Star Delta, the Star Epsilon, the Star Zeta, the Star Theta, the Star Kappa and the Star Iota, all with charter party arrangements attached with the exception of the Star Beta.  However, the Star Iota which was classified as a vessel held for sale upon its delivery to us and was measured at the lower of its carrying amount or fair value less costs to sell.

Following the consummation of the Redomiciliation Merger, we took delivery from TMT, the vessels indicated in Note 1 of our consolidated financial statements pursuant to the Master Agreement other than the Star Kappa which was acquired from TMT separately. The aggregate purchase price paid to TMT consisted of both cash and 12,537,645 of our common shares. The fair value of the common shares issued to TMT was based on the closing share price of our common shares on the delivery date of each vessel.  As additional consideration for the eight vessels, we agreed to issue 1,606,962 additional shares of our common stock to TMT in two installments as follows: (i) 803,481 additional shares of our common stock, no more than 10 business days following the filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, and (ii) 803,481 additional shares of our common stock, no more than 10 business days following the filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2008.  The shares in respect of the first installment were issued to a nominee of TMT on July 17, 2008.  The total consideration for the Star Epsilon, the Star Theta and the Star Beta, three vessels of initial fleet delivered to us during December 2007, was $166.8 million. In addition, on December 3, 2007, we entered into an agreement to acquire the Star Kappa from TMT for $72.0 million, an additional vessel not included in the initial fleet, which was delivered to us on December 14, 2007.

During 2007, we acquired three drybulk carriers, the Star Epsilon, the Star Theta and the Star Kappa, with attached time charter contracts, which we agreed to assume through arrangements with the respective charterers. Upon delivery of the above vessels, we evaluated the charter contract and assumed and recognized (a) an asset of approximately $2.0 million for one of the vessels with a corresponding decrease in the vessel' purchase price and (b) a liability of approximately $26.8 million for the other two vessels with a corresponding increase in the vessels' purchase price.

On January 22, 2008, we entered into an agreement to acquire the Star Sigma, a 1991 built Capesize drybulk carrier for the aggregate purchase price of $82.6 million, which includes a discount of $1.1 million related to the late delivery of the vessel to us by the Sellers, with a cargo carrying capacity of approximately 184,403 dwt.

On March 11, 2008, we entered into an agreement to acquire Star Omicron, a 2005 built Supramax drybulk carrier for the aggregate purchase price of $72.0 million with a cargo carry capacity of approximately 53,489 dwt.

On May 22, 2008, we entered into an agreement to acquire Star Cosmo, a 2005 built Supramax drybulk carrier for the aggregate purchase price of $70.2 million, which includes a $1.4 million payment by us to the seller as additional compensation for the early delivery of the vessel to us, with a cargo carry capacity of approximately 52,247 dwt.

On June 3, 2008, we entered into an agreement to acquire Star Ypsilon, a 1991 built Capsize drybulk carrier for the aggregate purchase price of $86.9 million which includes a discount of $0.3 million related to the late delivery of the vessel to us by the seller, with a cargo carry capacity of approximately 150,940 dwt.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer's consent to us as the new owner;

•	obtain the charterer's consent to a new technical manager;

•	in some cases, obtain the charterer's consent to a new flag for the vessel;

•	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

•	employment and operation of our drybulk vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our drybulk vessels.

•	The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel security training and security response plans (ISPS);

•	obtain ISM certification and audit for each vessel within the six months of taking over a vessel;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

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

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

•	rates and periods of charterhire;

•	levels of vessel operating expenses;

•	depreciation and amortization expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

Critical Accounting Policies

We make certain estimates and judgments in connection with the preparation of our consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States, or US GAAP, that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what it believes will be the most critical accounting policies that involve a high degree of judgment and the methods of their application.

Impairment of long-lived assets.  We follow SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value. In this respect, management regularly reviews the carrying amount of the vessels on vessel by vessel basis when events and circumstances indicate that the carrying amount of the vessels might not be recoverable.  As of December 31, 2008, we performed an impairment review of our vessels due to the global economic downturn and the prevailing conditions in the shipping industry.  We compared undiscounted cash flows to the carrying values for our vessels to determine if the assets were impaired.  Our management's subjective judgment is required in making assumptions that are used in forecasting future operating results used in this method.  Such judgment is based on historical trends as well as future expectations regarding future charter rates, vessel operating expenses and fleet utilization that were applied over the remaining useful life of the vessel.  Expected expenditures for scheduled vessels' maintenance and vessels' operating expenses are based on historical data and adjusted annually for inflation.  The Company has assumed no change in the remaining useful life of the current fleet.  These estimates are consistent with the plans and forecasts used by management to conduct our business.  As a result of this analysis, no assets were considered to be impaired, and we did not recognize any impairment charge for our vessels other than one vessel which was classified as held for sale during the year ended December 31, 2008.

Vessel Acquisitions.  Vessels are stated at cost, which consists of the purchase price and any material expenses incurred upon acquisition, such as (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage). Otherwise these amounts are charged to expense as incurred.

The aggregate purchase price paid for the eight vessels in our initial fleet from certain subsidiaries of TMT consisted of cash and our common shares. The stock consideration was measured based on the fair market value of the shares at the time each vessel was delivered.  The additional stock consideration of 1,606,962 common shares was measured when TMT's performance under the Master Agreement was complete when it delivered the last of the eight vessels in our initial fleet on March 7, 2008. The aggregate purchase price, which consisted of cash and stock consideration, was allocated to the acquired vessels based on the relative fair values of the vessels on their respective dates of delivery to us.

Depreciation. The cost of each of our vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton). Management estimates the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. Depreciation expense is calculated based on cost less the estimated residual scrap value. We estimate scrap value by taking the cost of steel times the weight of the ship noted in lightweight ton, or lwt. There was no change in this estimate during the years ending December 31, 2007 and 2008 and we believe there will be no change in the near future.

Fair value of above/below market acquired time charter:   We record all identified tangible and intangible assets associated with the acquisition of a vessel or liabilities at fair value.  Fair value of above or below market acquired time charters is determined by comparing existing charter rates in the acquired time charter agreements with the market rates for equivalent time charter agreements prevailing at the time the foregoing vessels are delivered. The present values representing the fair value of the above or below market acquired time charters are recorded as an intangible asset or liability, respectively.  Such intangible asset or liability is recognized ratably as an adjustment to revenues over the remaining term of the assumed time charter.

As a result of downturn in the shipping industry during the fourth quarter of 2008, we revised our original assumptions of the latest available redelivery dates used in determining the term of its below and above market acquired time charter agreements. Under the provision of SFAS No. 154 "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3," this revision was treated as a change in accounting estimate and was accounted for prospectively beginning October 1, 2008. The unamortized balance of below market acquired time charter agreements was amortized on an accelerated basis assuming the earliest redelivery dates of vessels under existing time charter agreements. This change had a positive impact on revenue of $13.0 million for the year ended December 31, 2008.

Revenue recognition. We generate our revenues from charterers and the charterhire paid for our vessels. Vessels are chartered mainly using time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate. Under time charters, voyage costs, such as fuel and port charges are borne and paid by the charterer.  Our time charter agreements are classified as operating leases. Revenues under operating lease arrangements are recognized when a charter agreement exists, charter rate is fixed and determinable, the vessel is made available to the lessee, and collection of the related revenue is reasonably assured. Revenues are recognized ratably on a straight line basis over the period of the respective time charter agreement in accordance with SFAS No. 13 "Accounting for Leases." The charter agreements of the Star Cosmo and the Star Ypsilon have multiple time charter rates during the terms of the agreements. As of December 31, 2008, we deferred revenue of $5.1 million relating to these charter agreements which represents the difference between the charterhire payments received in advance of the charters and the charterhire revenue recognized.

Voyage charter agreements are used in the spot market and provide for the use of a vessel for a specific voyage for a specified charter rate.  Revenue from voyage charter agreements is recognized on a pro-rata basis over the duration of the voyage.  Under voyage charter agreements, all voyage costs are borne and paid by us.  Demurrage income, which is included in voyage revenues, represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized when arrangement exists, services have been performed, the amount is fixed or determinable and collection is reasonably assured.

Deferred revenue includes cash received prior to the consolidated balance sheet date and is related to revenue earned after such date.  The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the rest as long-term liability.

Equity incentive plan awards. Stock-based compensation represents vested and non-vested restricted shares granted to employees and to non-employee directors, for their services as directors, and is included in "General and administrative expenses" in the consolidated statements of income. These shares are measured at their fair value equal to the market value of our common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and a total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting conditions are considered non-vested shares on the grant date and a total fair value of such shares is recognized using the accelerated method.

We currently assume that all unvested shares will vest and do not include estimated forfeitures in determining the total stock-based compensation expense. We will, however, re-evaluate the reasonableness of our assumption at each reporting period. We pay dividends on all unvested shares regardless of whether they have has vested and there is no obligation of the employee to return the dividend when employment ceases. The retained dividends on restricted share grantee awards that are expected to vest were charged to retained earnings.

Recent Accounting Pronouncements

(i)
In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)"). The Statement is a revision of SFAS No. 141, "Business Combinations", issued in June 2001 and is designed to improve the relevance, representational fairness and comparability and information that a reporting entity provides about a business combination and its effects. The Statement establishes principles and requirements for how the acquirer recognizes assets, liabilities and non-controlling interests, how to recognize and measure goodwill and the disclosures to be made. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As the provisions of SFAS 141(R) are applied prospectively, the impact to the Company cannot be determined until the transactions occur.

(ii)
In December 2007, the FASB issued SFAS No. 160 (SFAS No. 160) "Non-controlling Interests in Consolidated Financial Statements", an amendment of ARB No. 51. SFAS No. 160 amends ARB No. 151 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Standard applies to all entities that prepare consolidated financial statements, except not-for-profit organizations. The objective of the Standard is to improve the relevance, compatibility and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective as of the beginning of an entity's fiscal year that begins on or after December 15, 2008. Earlier adoption is prohibited. This statement will be effective for the Company for the fiscal year beginning January 1, 2009. The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

(iii)
In February 2008, the FASB issued FASB Staff Position ("FSP") FASB 157-2 "Effective Date of FASB Statement No. 157" ("FSP FASB 157-2").  FSP FASB 157-2, which was effective upon issuance, delays the effective date of SFAS 157 for nonfinancial assets and liabilities, except for items recognized or disclosed at fair value at least once a year, to fiscal years beginning after November 15, 2008.  FSP FASB 157-2 also covers interim periods within the fiscal years for items within the scope of this FSP.  The adoption of this statement is not expected to have a material effect on our financial position, results of operations and cash flows.

(iv)
In March 2008 the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). The new standard is intended to improve financial reporting about derivative instruments and heding activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

(v)
In April 2008, the FASB issued FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP No. FAS 142-3"). FSP No. FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") in order to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)"), and other GAAP. FSP No. FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The adoption of FSP No. FAS 142-3 will not have a material impact on the Company's Consolidated Financial Statements.

(vi)
In May 2008, the FASB issued SFAS No. 162.  "The Hierarchy of Generally Accepted Accounting Principles" (SFAS No. 162), which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP.  SFAS No. 162 was effective December 31, 2008 following the Commission's approval of certain amendments to auditing standards proposed by the Public Company Accounting Oversight Board.  We adopted SFAS No. 162 as of December 31, 2008.  The adoption of SFAS No. 162 did not have an effect on our consolidated financial statements for the year ended December 31, 2008.

(vii)
On June 16, 2008, the FASB issued FSP EITF 03-6-1 "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities." The FASB concluded that all unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and must be included in the computation of earnings per share pursuant to the two-class method. The FSP is effective for fiscal years beginning after December 15, 2008, and quarterly periods within those fiscal years. Early adoption is prohibited.  We adopted this FSP in the first quarter of 2009 and will present earnings per share pursuant to the two-class method.

Results of Operations

Star Maritime was organized under the laws of the State of Delaware on May 13, 2005 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or similar business combination, one or more assets or target businesses in the shipping industry.

On November 27, 2007, the Company obtained shareholder approval for the acquisition of the initial fleet of eight drybulk carriers and for effecting the Redomiciliation Merger whereby Star Maritime merged with and into its wholly owned subsidiary at the time Star Bulk with Star Bulk as the surviving entity.  The Redomiciliation Merger was completed on November 30, 2007.  Our first vessel was delivered on December 3, 2007.  Thus, we cannot present a meaningful comparison of our results of operations for the years ended December 31, 2008 to any of the prior reporting periods.

During the period from the Star Maritime's inception to the date Star Bulk commenced operations, the Company was a development stage enterprise in accordance with Statement of Financial Accounting Standards ("SFAS") No. 7 "Accounting and Reporting By Development Stage Companies."

Year ended December 31, 2008 compared to the year ended December 31, 2007

Voyage Revenues: Voyage revenues for the years ended December 31, 2008 and 2007 were approximately $238.9 million and $3.6 million, respectively, which amounts include the amortization of the fair value of below/above market attached time charters in the amount of $80.5 million and $1.4 million, respectively.  The increase in voyage revenues was primarily due to the fact that an average of 10.8 vessels were owned and operated during the year ended December 31, 2008, earning an average TCE rate, a non US GAAP measure of $42,799 per day as compared to an average of 0.21 vessels owned and operated during the year ended December 31, 2007, earning an average TCE rate of $31,203 per day. For further information concerning our calculation of TCE rate, please see Item 5. "Operating and Financial Review and Prospects - Operating Results."

Voyage Expenses: For the years ended December 31, 2008 and 2007, voyage expenses, which mainly consist of commissions payable to brokers, were approximately $3.5 million and $0.04 million, respectively. Consistent with drybulk industry practice, we paid broker commissions ranging from 0% to 2.50% of the total daily charterhire rate of each charter to ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter.

Vessel Operating Expenses: For the years ended December 31, 2008 and 2007, our vessel operating expenses were approximately $26.2 million and $0.6 million, respectively. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase. The increase in operating expenses during the year ended December 31, 2008, was primarily due to the growth of our fleet.

Drydocking Expenses: For the year ended December 31, 2008, our drydocking expenses were $7.9 million. During the year ended December 31, 2008, five vessels underwent their periodic drydocking survey and one vessel underwent unscheduled repairs.  For the year ended December 31, 2007, we did not incur any drydocking expenses.

Depreciation: We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost of the vessel less its estimated residual value, which is estimated at $200 per lwt, at the date of the vessel's acquisition. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. For years ended December 31, 2008 and 2007, we recorded vessel depreciation charges of approximately $51.1 million and $0.7 million, respectively.

Vessel Impairment Loss: On April 24, 2008, we entered into an agreement to sell the Star Iota for gross proceeds of $18.4 million less $1.8 million of costs associated with the sale.  We delivered this vessel to its purchasers on October 6, 2008.  The Star Iota was classified as a vessel held for sale during the first quarter of 2008 which resulted in an impairment loss of $3.6 million as the vessel was recorded at the lower of its carrying amount or fair value less cost to sell.

Gain on forward freight agreements: During December 2008, we entered into two FFAs on the Capesize index.  During the year ended December 31, 2008, the change in fair market value of our FFAs resulted in a gain of $0.25 million.

Time charter agreement termination fees: The Star Sigma, which was on time charter to a Japanese charterer at a gross daily charter rate of $100,000 per day from April 2008 until March 2009 (earliest redelivery), was redelivered to us earlier, in mid-November 2008, pursuant to an agreement whereby the charterer agreed to pay the contracted rate less $8,000 per day, which is the approximate operating cost for the vessel, from the date of the actual redelivery in November 2008 through March 1, 2009.  This amount net of commissions was approximately $9.7 million, which was collected and recognized under operating results in the consolidated statements of income for the year ended December 31, 2008.

General and Administrative Expenses: For the years ended December 31, 2008 and 2007, we incurred general and administrative expenses of approximately $12.4 million and $7.8 million, respectively. For the year ended December 31, 2008, our general and administrative expenses include the salaries and other related costs of the executive officers and other employees ($2.9 million), our office renovation costs and rents, legal, accounting costs and consultancy fees, regulatory compliance costs ($3.8 million related to professional fees) and costs related to restricted stock grants under the equity incentive plan ($4.0 million).

Interest Expenses and Finance Costs: For the year ended December 31, 2008, our interest and finance costs under our term loan facilities totalled approximately $10.2 million. In 2007, we did not pay interest under our term loan facility, since we had not drawn down any amount as of December 31, 2007.

Interest Income: For the years ended December 31, 2008 and 2007, interest income was $1.2 million and $9.0 million, respectively. Star Maritime did not have any operations for the period from May 13, 2005 (date of inception of Star Maritime) to December 3, 2007 (date of operations of Star Bulk).  During this period, all of our income was derived from interest income, and unrealized and realized gains on investments, the majority of which was earned on the proceeds of $188.7 million from Star Maritime's initial public offering which were held in a trust account.  On November 2, 2007, the Commission declared effective our joint proxy/registration statement on Forms F-1/F-4 and on November 27, 2007 we obtained shareholder approval for the acquisition of our initial fleet and for effecting the Redomiciliation Merger.  All trust account proceeds were released to us on November 28, 2007 to complete the transaction pursuant to the terms of the Master Agreement. The Redomiciliation Merger was effective as of November 30, 2007.

Year ended December 31, 2007 compared to the year ended December 31, 2006

Voyage Revenues: Voyage revenues for 2007 were $3.6 million. All of our revenues for the year ended December 31, 2007 were earned from time charters.

Voyage Expenses: Voyage expenses, which mainly consist of commissions payable to brokers, were $42,548 for the year ended December 31, 2007.  Consistent with drybulk industry practice, we paid commissions ranging from 0% to 2.5% of the total daily charterhire rate of each charter to ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In 2007, our brokerage commissions totaled $33,298.

Vessel Operating Expenses: For 2007, our vessel operating expenses were $0.6 million.  Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase. In future fiscal years, vessel operating expenses will likely increase as we operate our existing fleet for the full year.

Depreciation: We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost of the vessel less its estimated residual value, which is estimated at $200 per lightweight ton or lwt, at the date of the vessel's acquisition. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. For 2007, we recorded $0.7 million of vessel depreciation charges.

General and Administrative Expenses:  For the years ended December 31, 2007 and 2006, we incurred general and administrative expenses of $7.8 million $1.2 million, respectively. For the year ended December 31, 2007, our general and administrative expenses include the salaries and other related costs of the executive officers and other employees, our office rents, legal and accounting costs, regulatory compliance costs and costs related to restricted stock grants under our equity incentive plan.  For the year ended December 31, 2006, our operating expenses consisted primarily of expenses related to professional fees, insurance costs, and due diligence fees in connection with the search for a business target.

Interest Income: For the years ended December 31, 2007 and 2006, interest income was $9.0 million and $4.4 million, respectively.  We did not have any operations for the period from May 13, 2005 (date of inception of Star Maritime) to December 3, 2007.  During this period, all of our income was derived from interest income, unrealized and realized gains on investments, the majority of which was earned on funds held in a trust account which consisted of the entire gross proceeds of the initial public offering in the amount of $188.7 million.

Income taxes: For the years ended December 31, 2007 and 2006, income taxes refer to Delaware State taxes for Star Maritime.

B. Liquidity and Capital Resources

Our principal source of funds has been equity provided by our shareholders, long-term borrowing, and operating cash flow.  Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our drybulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make interest and principal repayments on outstanding loan facilities, and pay dividends.

Our short-term liquidity requirements relate to servicing our debt, payment of operating costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows and paying cash dividends when permissible. Sources of short-term liquidity include our revenues earned from our charters.

We believe that our current cash balance and our operating cash flow will be sufficient to meet our 2009 liquidity needs, despite that the drybulk charter market declined sharply beginning in the third quarter of 2008. Our results of operations may be adversely affected if market conditions do not improve.

Our medium- and long-term liquidity requirements include funding the equity portion of investments in additional vessels and repayment of long-term debt balances. Sources of funding for our medium- and long-term liquidity requirements include new loans or equity issuance or vessel sales. As of December 31, 2008, we had outstanding borrowings of $296.5 million, which is the maximum amount permitted under our current credit facilities. As of April 9, 2009, we had outstanding borrowings of $282.5 million under our loan facilities.  If the current conditions in the credit market continue, we may not be able to refinance our existing credit facilities or secure new credit facilities at all or on terms agreeable to us.

We may fund possible growth through our cash balances, operating cash flow, additional long-term borrowing and the issuance of new equity.  Our practice has been to acquire drybulk carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our drybulk carriers. Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk carriers and the selective sale of older drybulk carriers. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms.

As of December 31, 2008, we had cash and cash equivalents of approximately $29.5 million net of $14.5 million of restricted cash due to minimum liquidity covenants contained in our loan agreements and margin collateral with London Clearing House, or LCH. As of April 9, 2009, we had cash and cash equivalents of $35.1 million net of $22.3 million of restricted cash due to minimum liquidity covenants contained in our loan agreements and margin collateral requirements of LCH and MF Global UK Ltd., a British clearing house.

Cash Flows

Year ended December 31, 2008 compared to year ended December 31, 2007

For the year ended December 31, 2008, cash and cash equivalents increased to $29.5 million compared to $19.0 million for the year ended December 31, 2007, which is primarily due to increased cash generated from operating and financing activities.  Our working capital is equal to current assets minus current liabilities, including the current portion of long-term debt.  Our working capital deficit was $15.0 million for the year ended December 31, 2008, compared to a working capital surplus of $16.8 million for the year ended December 31, 2007.  Our working capital deficit is primarily due to the significant increase of current liabilities for the year ended December 31, 2008, due to the current portion of loan proceeds amounting to $49.3 million.

If our working capital deficit continues to grow, lenders may be unwilling to provide future financing or will provide future financing at significantly increased interest rates, which will negatively affect our earnings, liquidity and capital position.

We have increased our restricted cash from $12.0 million as of December 31, 2008 compared to $21.5 million as of April 9, in order to meet our obligations under the terms of the waiver agreements. For further information please see Item 5. "Operating and Financial Review and Prospects – Senior Secured Credit Facilities".

We believe that our current cash balance and our operating cash flow will be sufficient to meet our current liquidity needs.

Net Cash Provided By Operating Activities

Net cash provided by operating was $110.7 million for the year ended December 31, 2008 compared to $0.4 million for the year ended December 31, 2007. This increase is primarily due to the growth of our fleet. We expect our net cash provided by operating activities to increase due to the full operation of our 12 vessel fleet during the year ended December 31, 2009.

Net Cash Provided By/Used In Investing Activities

Net cash used in investing activities was $423.3 for the year ended December 31, 2008 of which $413.5 million was paid for our initial fleet and the respective purchases of additional vessels, $14.4 million represented amounts attributable to the fair value of above market time charters and $12.0 million represented an increase in restricted cash due to loan covenants, which was offset by $16.6 million which represented amounts received from the sale of the Star Iota.

Net cash provided by investing activities for the year ended December 31, 2007 was $13.0 million of which $194.1 million represented amounts received from a trust account which consisted of the gross proceeds of the initial public offering in the amount of $188.7 million. During 2007, following the Redomiciliation Merger, the funds were released to us from a trust account and were used to purchase vessels from our initial fleet. This amount was partially offset by $179.1 million including the amounts we paid to acquire the vessels delivered in 2007 and advances we made for vessels to be acquired.  It also includes a $2.0 million payment for the above market acquired time charter agreement for the Star Kappa.

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $323.0 million for the year ended December 31, 2008 representing $120.0 million from borrowings under our Commerzbank AG loan facility, $197.5 million from borrowings under our Piraeus Bank term loan facilities and $94.2 million received from the exercise of warrants, offset mainly by $52.6 million of cash dividends paid, $21.0 million of repayments under our loan agreements and payments of $13.4 million in connection with our repurchase of our common stock and warrants.

Net cash provided by financing activities was $3.5 million for the year ended December 31, 2007 representing $7.5 million received from warrants exercised, offset by $4.0 million of deferred underwriting fees paid based on the underwriting agreement signed prior to the initial public offering in December 2005.

Senior Secured Credit Facilities

As of December 31, 2008, we had total indebtedness of $296.5 million, which is the maximum amount available under our three senior secured credit facilities.

Commerzbank AG

On December 27, 2007, we entered into a loan agreement with Commerzbank AG, Commerzbank, in the amount of up to $120.0 million to partially finance the acquisition of the secondhand vessels the Star Gamma, the Star Delta, the Star Epsilon, the Star Zeta, and the Star Theta, which also provide the security for this loan agreement.  Under the terms of this loan facility, the repayment of $120.0 million is over a nine year term and divided into two tranches. The first tranche of up to $50.0 million is repayable in twenty-eight consecutive quarterly installments commencing twenty-seven months after the initial borrowings but no later than March 31, 2010 as follows: (i) the first four installments amount to $2.25 million each, (ii) the next thirteen installments amount to $1.0 million each (iii) the remaining eleven installments amount to $1.3 million each and a final balloon payment of $13.7 million is payable together with the last installment. The second tranche of up to $70.0 million is repayable in twenty-eight consecutive quarterly installments commencing twenty-seven months after draw down but no later than March 31, 2010 as folows: (i) the first four installments amount to $4.0 million each (ii) the remaining twenty-four installments amount to $1.75 million each and a final balloon payment of $12.0 million is payable together with the last installment. The loan bears interest at LIBOR plus a margin at a minimum of 0.8% per annum to a maximum of 1.25% per annum depending on whether the aggregate drawdown ranges from 60% up to 75% of the aggregate market value of the 'initial fleet'.

This loan contains financial covenants, including requirements to maintain (i) a minimum liquidity of $10.0 million or $1.0 million per vessel, whichever is greater (ii) a market value adjusted equity ratio of not less than 25%, as defined therein and (iii) an aggregate market value of the vessels pledged as security under this loan agreement of not less than (a) 125% of the then outstanding borrowings for the first three years and (b) 135% of the then outstanding borrowings thereafter. As of December 31, 2008, our recognized restricted cash based on this covenant amounted to $12.0 million.

We were in compliance with the loan covenants as of December 31, 2008 except for the covenant related to the fair market value of mortgaged vessels to then outstanding borrowings, for which we have obtained waivers in March 2009.

On March 13, 2009, we entered into an agreement with Commerzbank to obtain waivers for certain covenants on the following terms: during the waiver period from December 31, 2008 to January 31, 2010, the required loan to value ratio, which is the ratio of outstanding indebtedness to the aggregate market value of the collateral vessels, was amended to 90% from 80% including the value of the additional security that will be provided by us pursuant to the waiver.  In connection with this waiver, as further security for this facility, we agreed to provide a first preferred mortgage on the Star Alpha and a pledge account containing $6.0 million.  During the waiver period LIBOR will be adjusted to the cost of funds, the interest spread was increased to 2%, and the payment of dividend and the repurchase of our common shares and warrants are subject to the prior written consent of the lenders.

As of April 9, 2009, the Company had outstanding borrowings of $120.0 million, which is the maximum amount of borrowings permitted under this loan facility.

Piraeus Bank A.E. Loan Facility dated April 14, 2008, as amended

On April 14, 2008, we entered into a loan agreement with Piraeus Bank A.E., or Piraeus Bank, as agent, which was subsequently amended on April 17, 2008 and September 18, 2008. Under the amended terms, the agreement provides for a term loan of $150.0 million to partially finance the acquisition of the Star Omicron, the Star Sigma and the Star Ypsilon.  This loan agreement is secured by the Star Omicron, the Star Beta, and the Star Sigma. Under the terms of this term loan facility, the repayment period is six years, beginning three months after our first draw down and is divided into twenty-four consecutive quarterly installments as follows: (i) the first installment amounts to $7.0 million, (ii) the second through fifth installments amount to $10.5 million each, (iii) the sixth to eighth installments amount to $8.8 million each, (iv) the ninth through fourteenth installments amount to $4.4 million each, (v) the fifteenth through twenty-fourth installments amount to $2.7 million each, and a final balloon payment in the amount of $21.2 million is payable together with the last installment. The loan bears interest at LIBOR plus a margin of 1.3% per annum.

This loan agreement contains financial covenants, including requirements to maintain (i) a minimum liquidity of $0.5 million per vessel, (ii) total indebtedness over the market value of all vessels owned not greater than 0.6:1, (iii) the interest coverage ratio not less than 2:1 and (iv) an aggregate market value of the vessels pledged as security under this loan agreement of not less than (a) 125% of the then outstanding borrowings for the first three years and (b) 135% of the then outstanding borrowings thereafter.

We were in compliance with the loan covenants as of December 31, 2008 except for the covenant related to the fair market value of mortgaged vessels to then outstanding borrowings, for which we have obtained waivers in March 2009.

On March 11, 2009, we entered into an agreement with Piraeus Bank to obtain waivers for certain covenants on the following terms: during the waiver period from December 31, 2008 to February 28, 2010, the required security cover ratio, which is the ratio of the aggregate market value of the collateral vessels and the outstanding loan amount, will be waived and for the year ended February 28, 2011 and the minimum security cover requirement will be reduced to 110% from 125% of the outstanding loan amount. The lenders will also waive the required 60% corporate leverage ratio, which is the ratio of our total indebtedness net of any unencumbered cash divided by the market value of our vessels, through February 28, 2010. In connection with this waiver, as further security for this facility we agreed to provide (i) first preferred mortgages on and first priority assignments of all earnings and insurances of the Star Kappa and the Star Ypsilon; (ii) corporate guarantees from each of the collateral vessel owning limited liability companies; (iii) a subordination of the technical and commercial manager's rights to payment; and (iv) a pledge account containing $9.0 million.

In addition, during the waiver period the interest spread was increased to 2% per annum and thereafter will be adjusted to 1.5% per annum until the margin review date of the facility, and the payment of dividend and the repurchase of our common shares and warrants are subject to the prior written consent of the lenders.

As of April 9, 2008, we had outstanding borrowings of $132.5 million which is the maximum amount of borrowings permitted under this loan facility.

Piraeus Bank A.E. Loan Facility dated July 1, 2008

On July 1, 2008, we entered into a loan agreement with Piraeus Bank, as lender, in the amount of $35.0 to partially finance the acquisition of the Star Cosmo, which also provides the security for this loan agreement. Under the terms of this term loan facility, the repayment of $35.0 million is over six years and begins three months following the full drawn down of the loan amount, which was July 1, 2008, and is divided into twenty-four consecutive quarterly installments as follows: (i) the first through fourth installments amount to $1.5 million each, (ii) the fifth through eighth installments amount to $1.250 million each, (iii) the ninth to twelfth installments amount to $0.875 million each, (iv) the thirteenth through twenty-fourth installments amount to $0.5 million each and a final balloon payment of $14.5 is payable together with the last installment. The loan bears interest at LIBOR plus a margin of 1.325% p.a.

The loan agreement contains financial covenants, including requirements to maintain (i) a minimum liquidity of $0.5 million per vessel, (ii) the total indebtedness of the borrower over the market value of all vessels owned shall not be greater than 0.6:1, (iii) the interest coverage ratio shall not be less than 2:1 and (iv) an aggregate market value of the vessels pledged as security under this loan agreement not less than (a) 125% of the then outstanding borrowings for the first three years and (b) 135% of the then outstanding borrowings thereafter.

We were in compliance with the loan covenants as of December 31, 2008 except for the covenant related to the fair market value of mortgaged vessels to then outstanding borrowings, for which we have obtained waivers in March 2009.

On March 11, 2009, we entered into agreements with Piraeus Bank to obtain waivers for certain covenants on the following terms: during the waiver period from December 31, 2008 to February 28, 2010, the required security cover ratio was waived and for the year ended February 28, 2011 and the minimum security cover requirement will be reduced to 110% from 125% of the outstanding loan amount. The lender will also waive the required 60% corporate leverage ratio through February 28, 2010. In connection with this waiver, as further security for this facility agreed to provide (i) second preferred mortgages on and second priority assignments of all earnings and insurances of the Star Alpha; (ii) a corporate guarantee from Star Alpha's vessel owning limited liability company; (iii) a subordination of the technical and commercial managers rights to payment; and (iv) a pledge account containing $5.0 million.  This facility is repayable beginning on April 2, 2009, in 22 consecutive quarterly installments: (i) the first two installments in the amount of $2.0 million each; (ii) the third installment in the amount of $1.75 million; (iii) the fourth installment in the amount of $1.25 million; (iv) the fifth through tenth installment in the amount of $875,000 each; and (v) the final 12 installments in the amount of $500,000 each plus a balloon payment of $13.75 million payable with the final installment.

In addition, during the waiver period the interest spread was increased to 2% per annum and thereafter will be adjusted to 1.5% per annum until the margin review date of the facility, and the payment of dividend and the repurchase of our common shares and warrants are subject to the prior written consent of the lenders.

As of April 9, 2008, we had outstanding borrowings of $30.0 million which is the maximum amount of borrowings permitted under this loan facility.

Dividend Payments

On February 14, April 16, and July 29, 2008, we declared dividends amounting to approximately $4.6 million ($0.10 per share, paid on February 28, 2008 to the shareholders of record on February 25, 2008), approximately $18.8 million ($0.35 per share, paid on May 23, 2008 to the shareholders of record on May 16, 2008), and approximately $19.4 million ($0.35 per share, paid on August 18, 2008 to the shareholders of record on August 8, 2008), respectively.  On November 17, 2008, we declared a cash and stock dividend on our common stock totaling $0.36 per common share for the quarter ended September 30, 2008. The cash portion of the dividend in the amount of $9.8 million was paid on December 5, 2008 to stockholders of record on November 28, 2008. The dividend payment consisted of a cash portion in the amount of $0.18 per share with the remaining half of the dividend paid in the form of newly issued common shares. The amount of 4,255,002 newly issued shares was based on the volume weighted average price of our shares on the Nasdaq Global Market during the five trading days before the ex-dividend date or November 25, 2008. In addition, as of January 20, 2009 management and the directors reinvested the cash portion of their dividend for the quarter ended September 30, 2008 in the amount of $1.9 million into 818,877 newly issued shares in a private placement at the same weighted average price as the stock portion of such dividend, effectively electing to receive the full amount of the dividend in the form of newly issued shares.  Under the terms of our waiver agreements with our lenders, payment of dividends and the repurchasing of our common shares is subject to the prior written consent of our lenders.  Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

C. Research and Development, Patents and Licenses

Not Applicable.

D. Trend Information

Not Applicable.

E. Off-balance Sheet Arrangements

As of the date of this annual report, we do not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The following table presents our contractual obligations as of December 31, 2008:

In thousands of Dollars	Payments due by period
Obligations	Total	Less than 1 year	1-3 years (2010-2011)	3-5 years (2012-2013)	More than 5 years (After January 1, 2014)

Principal Loan Payments(1)	296,500	49,250	91,400	49,300	106,550
Interest payments (1) (2)	51,650	14,211	18,216	11,939	7,284
Operating lease obligation(3)	4,101	278	597	658	2,568

Total	352,251	63,739	110,213	61,897	116,402

(1)	Based on our outstanding indebtedness as of December 31, 2008.

(2)
Based on an estimated interest rate of 4.39%, which is the weighted average interest rate on all our outstanding indebtedness for the year ended December 31, 2008.  Calculations also include the increased margins contained in our waiver agreements with our lenders.  Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

(3)
In April 2008, we entered into a twelve-year operating lease for our new office facilities which will expire in April 2020.  For the first year our monthly lease payments are $21,300 (14,500 Euros).  Our monthly payments are adjusted annually according to the inflation rate plus 2% and it is estimated at 5%.

G. Safe Harbor

See section "forward looking statements" at the beginning of this annual report.

Item 6. Directors, Senior Management and Employees

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

At our 2008 annual general meeting Messrs Pappas and Softeland were elected as a Class A directors.  Upon Mr. Softeland's election, he resigned as a Class B director and, pursuant to a duly authorized action of the Board, the number of directors that constitutes the entire membership of the Board was reduced from seven (7) to six (6).  The term of our Class B directors is set to expire at our 2009 annual meeting of shareholders.

Name	Age	Position
Prokopios (Akis) Tsirigakis	52	Chief Executive Officer, President and Class C Director
George Syllantavos	45	Chief Financial Officer, Secretary and Class C Director
Petros Pappas	54	Chairman and Class A Director
Peter Espig	42	Class B Director
Koert Erhardt	51	Class B Director
Tom Søfteland	47	Class A Director

On October 20, 2008, Mr. Nobu Su resigned from our board of directors.

Prokopios (Akis) Tsirigakis serves as our Chief Executive Officer, President and director. He has been Star Maritime's Chairman of the Board, Chief Executive Officer and President since inception. Mr. Tsirigakis is experienced in ship management, ship ownership and overseeing new shipbuilding projects. Since November 2003, he has been the Joint Managing Director of Oceanbulk Maritime S.A., a dry cargo shipping company that has operated and managed vessels aggregating as much as 1.6 million deadweight tons of cargo capacity and which is part of the Oceanbulk Group of affiliated companies involved in the service sectors of the shipping industry. Since November 1998, Mr. Tsirigakis has been the Managing Director of Combine Marine Inc., a company which he founded that provides ship management services to third parties and which is part of the Oceanbulk Group. From 1991 to 1998, Mr. Tsirigakis was the Vice-President and Technical Director of Konkar Shipping Agencies S.A. of Athens, after having served as Konkar's Technical Director from 1984 to 1991, which at the time managed 16 drybulk carriers, multi-purpose vessels and tanker/combination carriers. From 1982 to 1984, Mr. Tsirigakis was the Technical Manager of Konkar's affiliate, Arkon Shipping Agencies Inc. of New York, a part of the Archirodon Construction Group. He is a member of the Technical Committee (CASTEC) of Intercargo, the International Association of Dry Cargo Shipowners, and of the Technical Committees of Classification Societies. Mr. Tsirigakis received his Masters and B.Sc. in Naval Architecture from The University of Michigan, Ann Arbor and has three years of seagoing experience. Mr. Tsirigakis formerly served on the board of directors of Dryships Inc., a company listed on the Nasdaq Global Market which provides international seaborne transportation services carrying various dry-bulk cargoes.

George Syllantavos serves as our Chief Financial Officer, Secretary and director. He has also been Star Maritime's Chief Financial Officer, Secretary and a member of its board of directors since inception and it's Secretary since December 2005. From May 1999 to December 2007, he was the President and General Manager of Vortex Ltd., an aviation consulting firm specializing in strategic and fleet planning. From January 1998 to April 1999, he served as a financial advisor to Hellenic Telecommunications Organization S.A., where, on behalf of the Chief Executive Officer, he coordinated and led the company's listing on the New York Stock Exchange (NYSE:OTE) and where he had responsibilities for the strategic planning and implementation of multiple acquisitions of fixed-line telecommunications companies, including RomTelecom. Mr. Syllantavos served as a financial and strategic advisor to both the Greek Ministry of Industry & Energy (from June 1995 to May 1996) and the Greek Ministry of Health (from May 1996 to January 1998), where, in 1997 and 1998, he helped structure the equivalent of a US$700 million bond issuance for the payment of outstanding debts to the supplier of the Greek National Health System. From 1998 to 2004, he served as a member of the Investment Committee of Rand Brothers & Co., a small U.S. merchant banking firm, where he reviewed and analyzed more than 35 acquisition targets of small or medium sized privately-held manufacturing firms in the U.S. and internationally, of which he negotiated, structured and directed the acquisition of three such firms with transactions ranging in size from $7 million to $11 million. Mr. Syllantavos has a B.Sc. in Industrial Engineering from Roosevelt University and an MBA in Operations Management, International Finance and Transportation Management from Northwestern University (Kellogg).

Petros Pappas serves as our non-executive Chairman of the board of directors. He has been a member of Star Maritime's board of directors since inception. Throughout his career as a principal and manager in the shipping industry, Mr. Pappas has been involved in over 120 vessel acquisitions and disposals. In 1989, he founded Oceanbulk Maritime S.A., a dry cargo shipping company that has operated managed vessels aggregating as much as 1.6 million deadweight tons of cargo capacity. He also founded the Oceanbulk Group of affiliated companies, which are involved in the service sectors of the shipping industry. The Oceanbulk Group is comprised of Oceanbulk Maritime S.A., Interchart Shipping Inc., Oceanbulk Shipping and Trading S.A., Oceanbulk S&P, Combine Marine Inc., More Maritime Agencies Inc., and Sentinel Marine Services Inc.  Additionally, Mr. Pappas ranked among the top 25 Greek ship owners (by number of ocean going vessels) as evaluated by the U.S. Department of Commerce's 2004 report on the Greek shipping industry. Mr. Pappas has been a Director of the UK Defense Club, a leading insurance provider of legal defense services in the shipping industry worldwide, since January 2002, and is a member of the Union of Greek Shipowners (UGS). Mr. Pappas received his B.A. in Economics and his MBA from The University of Michigan, Ann Arbor.

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

Koert Erhardt serves as a member of our board of directors. He has been a member of Star Maritime's board of directors since inception. From September 2004 to December 2004, he served as the Chief Executive Officer and a member of the board of directors of CC Maritime S.A.M., an affiliate of the Coeclerici Group, an international conglomerate whose businesses include shipping and transoceanic transportation of drybulk materials. From 1998 to September 2004, he served as General Manager of Coeclerici Armatori S.p.A. and Coeclerici Logistics S.p.A., affiliates of the Coeclerici Group, where he created a shipping pool that commercially managed over 130 vessels with a carrying volume of 72 million tons and developed the use of Freight Forward Agreement trading as a hedging mechanism to the pool's exposure and positions. From 1994 to 1998, he served as the General Manager of Bulkitalia, a prominent shipping concern which at the time owned and operated over 40 vessels. From 1990 to 1994, Mr. Erhardt served in various positions with Bulk Italia. From 1988 to 1990, he was the Managing Director and Chief Operating Officer of Nedlloyd Drybulk, the drybulk arm of the Nedlloyd Group, an international conglomerate whose interests include container ship liner services, tankers, oil drilling rigs, pipe laying vessels and ship brokering. Mr. Erhardt received his Diploma in Maritime Economics and Logistics from Hogere Havenen Vervoersschool (now Erasmus University), Rotterdam, and received his MBA International Executive Program at INSEAD, Fontainebleau, France. Mr. Erhardt has also studied at the London School of Foreign Trade.

Tom Søfteland serves as a member of our board of directors. He has been a member of Star Maritime's board of directors since inception. Since October 1996, he has been the Chief Executive Officer of Capital Partners A.S. of Bergen, Norway, a financial services firm that he founded and which specializes in shipping and asset finance. From 1990 to October 1996, he held various positions at Industry & Skips Banken, ASA, a bank specializing in shipping, most recently as its Deputy Chief Executive Officer. Mr. Søfteland received his B.Sc. in Economics from the Norwegian School of Business and Administration (NHH).

B. Compensation of Directors and Senior Management

For the period ended December 31, 2008, our Chief Executive Officer and President Prokopios Tsirigakis and Chief Financial Officer and Secretary, George Syllantavos received aggregate compensation from the Company in the amount of $572,809 and $395,743, respectively. Non-employee directors of Star Bulk receive an annual cash retainer of $15,000, plus a fee of $1,000 for each board and committee meeting attended, including meetings attended telephonically. The chairman of the audit committee receives an additional $7,500 per year and each chairman of our other standing committees will receive an additional $5,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. We do not have a retirement plan for our officers or directors.

The table below summarizes the fees of the board of directors for the year ended December 31, 2008.

In Dollars
George Syllantavos	5,000
Petros Pappas	21,000
Nobu Su	18,000
Tom Softeland	41,500
Koert Erhardt	39,000
Peter Espig	24,000
148,500

Equity Incentive Plan

We have adopted an equity incentive plan, which we refer to as the 2007 Equity Incentive Plan, under which officers, key employees, directors and consultants of the Company and its subsidiaries will be eligible to receive options to acquire shares of common stock, stock appreciation rights, restricted stock and other stock-based or stock-denominated awards. We have reserved a total of 2,000,000 shares of common stock for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan. The purpose of the 2007 Equity Incentive Plan is to encourage ownership of shares by, and to assist us in attracting, retaining and providing incentives to, its officers, key employees, directors and consultants whose contributions to us are or will be important to our success and to align the interests of such persons with our stockholders. The various types of incentive awards that may be issued under the 2007 Equity Incentive Plan will enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business.

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

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a "change in control" (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding shall become fully vested and exercisable in full.

The Board may amend or terminate the plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Stockholder approval of plan amendments may be required in certain definitive, pre-determined circumstances if required by applicable rules of a national securities exchange or the Commission. Unless terminated earlier by the board of directors, the plan will expire ten years from the date on which the plan was adopted by the board of directors.

Pursuant to our equity incentive plan, we have issued the following securities:

●
On December 3, 2007, 90,000 restricted common shares to Prokopios (Akis) Tsirigakis, our President and Chief Executive Officer, subject to applicable vesting of 30,000 common shares on each of July 1, 2008, 2009 and 2010;

●
On December 3, 2007, 75,000 restricted common shares to George Syllantavos, our Chief Financial Officer and Secretary, subject to applicable vesting of 25,000 common shares on each of July 1, 2008, 2009 and 2010;

●	On March 31, 2008, 150,000 restricted common shares to Peter Espig, our Director, subject to applicable vesting of 75,000 common shares on each of April 1, 2008 and 2009; and
●
On December 5, 2008, an aggregate of 130,000 unvested restricted common shares to all of our employees and an aggregate of 940,000 unvested restricted common shares to the members of our board of directors.  All of these shares vested on January 31, 2009.

C. Board Practices

Our board of directors is divided into three classes with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The initial term of our board of directors is as follows:

●	The term of the Company's Class A directors expires in 2011;

●	The term of Class B directors expires in 2009; and

●	The term of Class C directors expires in 2010.

Committees of the Board of Directors

We have established an audit committee comprised of two independent members of our board of directors who are responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Our audit committee is responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions are subject to the approval of the audit committee. We have established a compensation committee comprised of three independent directors which is responsible for recommending to the board of directors our senior executive officers' compensation and benefits. We have also established a nominating and corporate governance committee comprised of two members which is responsible for recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. Shareholders may also nominate directors in accordance with procedures set forth in our bylaws. The members of the audit, compensation and nominating and corporate governance committees are Mr. Tom Softeland, who also serves as the chairman of our audit committees, Mr. Koert Erhardt who also acts as the chairman of our nominating and corporate governance committee, and Mr. George Syllantavos who serves only on the compensation committee and acts as its chairman.

D. Employees

As of December 31, 2008, we had twenty-two employees and as of April 9, 2009, twenty-five employees including our Chief Executive Officer and Chief Financial Officer.  As of December 31, 2008 and April 9, 2009, twenty and twenty-three employees, respectively, were engaged in the day to day management of the vessels in our fleet.

E.  Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see Item 7 "Major Shareholders and Related Party Transactions."

Item 7. Major Shareholders and Related Party Transactions

A. MAJOR SHAREHOLDERS

The following table presents certain information as of April 9, 2009 regarding the ownership of our shares of common stock with respect to each shareholder, who we know to beneficially own more than five percent of our outstanding shares of common stock, and our directors.

Beneficial Owner	Shares of common stock
	Amount (1)	Percentage (2)
Petros Pappas (3)	9,738,354	16.1%

Oceanwood Capital Management LLP (4)	3,052,341	5.1%

Giovine Capital Group LLC (5)	7,989,429	13.2%

F5 Capital (6)	3,803,481	6.3%

Prokopios Tsirigakis	2,127,345	3.5%

George Syllantavos	875,703	1.5%

Koert Erhardt	573,471	*%

Tom Softeland	297,827	*%

Peter Espig	378,879	*%

(1)	Includes all shares of our common stock underlying our warrants which are exercisable within 60 days. The warrants included herein will expire on December 16, 2009.

(2)	Percentage amounts based on 60,301,279 shares of our common stock outstanding as of April 9, 2009.

(3)	Information derived from the Schedule 13G/A of Mr. Pappas which was filed with the Commission on February 13, 2009. Mr. Pappas is the Chairman of our board of directors.

(4)	Information derived from the Schedule 13G/A of Oceanwood Capital Management LLP which was filed with the Commission on February 17, 2009.

(5)	Information derived from the Schedule 13G/A of Giovine Capital Group LLC which was filed with the Commission on January 8, 2009.

(6)
Information derived from the Schedule 13D/A of F5 Capital which was filed with the Commission on July 29, 2008.  According to such filing, Mr. Nobu Su, a former member of our board of directors, exercises voting and investment control over the securities held of record by F5 Capital, a Cayman Islands corporation, which is the nominee of TMT.

*	Less than 1%

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding shares of common stock. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Star Bulk.

B. Related Party Transactions

Under the Master Agreement Star Bulk and Star Maritime agreed to acquire a fleet of eight drybulk carriers with a combined cargo-carrying capacity of approximately 692,000 dwt. from certain subsidiaries of TMT, a company controlled by Nobu Su, a former director of Star Bulk. The aggregate purchase price specified in the Master Agreement for the initial fleet was $224.5 million in cash and 12,537,645 shares of our common stock, issued on November 30, 2007. As additional consideration for eight vessels, 1,606,962 shares of common stock of Star Bulk to be issued to TMT in two installments as follows: (i) 803,481 additional shares of our common stock, no more than 10 business days following the filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, and (ii) 803,481 additional shares of our common stock, no more than 10 business days following the filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2008. The shares in respect of the first installment were issued to a nominee of TMT on July 17, 2008.

Under the Master Agreement we agreed, with some limited exceptions, to include the shares of our common stock comprising the stock consideration portion of the aggregate purchase price and the additional stock consideration (collectively the "Registrable Securities"), in our registration statement filed in connection with the Redomiciliation Merger. In addition, we granted TMT (on behalf of itself or its affiliates that hold Registrable Securities) the right, under certain definitive, pre-determined circumstances and subject to certain restrictions, including lock-up and market stand-off restrictions, to require us to in the future register the Registrable Securities under the Securities Act. Under the Master Agreement, TMT also has the right to require us to make available shelf registration statements (if Star Bulk is eligible to do so) permitting sales of shares into the market from time to time over an extended period. In addition, TMT has the ability to exercise certain piggyback registration rights, 180 days following the effective date of the Redomiciliation Merger. All expenses relating to such registration will be borne by us. On September 2, 2008, we filed a registration statement on Form F-3 (File No. 333-153304), which was declared effective on November 3, 2008, registering for resale an aggregate of 4,606,962 shares on behalf of F5 Capital.

Star Gamma LLC, a wholly-owned subsidiary of Star Bulk, entered into time a charter agreement dated, February 23, 2007, with TMT for the Star Gamma. Star Iota Inc., a wholly-owned subsidiary of Star Bulk, entered into time charter agreement, dated February 26, 2007, with TMT for the Star Iota. Both time charters commenced on the date of their delivery to us, have a duration of one year and daily charterhire rates of $28,500 and $18,000 respectively.  Neither of the above mentioned vessels were delivered to the Company as of December 31, 2007, consequently no amounts relating thereto have been included in the consolidated statement of income in 2007.  For the year ended December 31, 2008, the Company earned $13.0 million net revenue under the time charter party agreements with TMT and included in Voyage revenues in the Consolidated Statements of Income.

Star Maritime has used the services of Combine to conduct certain vessel inspection services for the vessels in the initial fleet. Under an agreement dated May 4, 2007 we appointed Combine, a company affiliated with our Chief Executive Officer, Mr. Tsirigakis and our directors Messrs. Pappas and Anagnostou as interim manager of the vessels in the initial fleet. Given the start-up nature of Star Bulk, under the agreement, Combine provided technical management and associated services, including legal services, to the vessels so as to affect the smooth delivery and operation of the vessels to Star Bulk. Such services provided at a lump-sum fee of $10,000 per vessel for services leading up to and including taking delivery of each vessel and at a daily fee of $450 per vessel from the delivery of each vessel to Star Bulk onwards during the term of the agreement. Combine was entitled to be reimbursed at cost by Star Bulk for any and all expenses incurred by them in the management of the vessels, was obligated to provide Star Bulk the full benefit of all discounts and rebates enjoyed by them. The term of the agreement is for one year from the date of delivery of each vessel. As of December 31, 2008, none of Star Bulk's vessels were managed by Combine.

During 2007, Combine charged us approximately $91,000 for legal and other services, which are included in the consolidated statement of income for the year ended December 31, 2007, $84,000 related to vessel pre-delivery expenses, which represents $10,000 per vessel from initial fleet plus $4,000 of other capitalized expenses that were capitalized as vessel cost as of December 31, 2007 and $0 for daily management fees since there were no vessels under its management. During the year ended December 31, 2008, we incurred costs of approximately $2.1 million for operational and technical management services of Combine.  As of December 31, 2008, we had an outstanding receivable balance of $11,345.  As of December 31, 2007 and 2006, Star Bulk had no outstanding balance with Combine.

Oceanbulk Maritime, S.A., a related party, has paid for certain expenses on behalf of Star Maritime. Star Bulk's director Mr. Petros Pappas is also the Honorary Chairman of Oceanbulk, a ship management company of drybulk vessels.  Star Bulk's Chief Executive Officer, Mr. Prokopios (Akis) Tsirigakis, as well as its officer Mr. Christos Anagnostou had been employees of Oceanbulk until November 30, 2007.  There were no expenses incurred or charged by Oceanbulk Maritime S.A. during the year ended December 31, 2006.  Included in the consolidated statement of income for December 31, 2007 are legal and office support expenses paid to Oceanbulk Maritime S.A. in the amount of approximately $196,000.  For the year ended December 31, 2008, we earned $11.6 million net revenue under the time charter party agreements with Vinyl Navigation which is included in voyage revenues in the consolidated statements of income.  We also paid to Oceanbulk a brokerage commission in the amount of $183,500 regarding the sale of Star Iota.  As of December 31, 2008, we had an outstanding payable balance of $418.  As of December 31, 2007 and 2006, we had no outstanding balance with Oceanbulk.

On December 3, 2007, we entered into an agreement with TMT, a company affiliated with Nobu Su, one of our former directors, to acquire, Star Kappa, a 2001 built Supramax drybulk carrier for the aggregate purchase price of $72.0 million with a cargo carrying capacity of approximately 52,055 dwt.

On March 24, 2008, Mr. Tsirigakis, our President and Chief Executive Officer transferred in a private transaction an aggregate of 2,473,893 of his shares and 300,000 of his warrants to Mr. Petros Pappas, the Company's Chairman.

On March 24, 2008, Mr. George Syllantavos, our Chief Financial Officer and Secretary transferred in a private transaction an aggregate of 981,524 of his shares and 102,500 of his warrants to Mr. Petros Pappas, the Company's Chairman.

On June 3, 2008, we entered into an agreement with Vinyl Navigation, a company affiliated with Oceanbulk Maritime, S.A., a company founded by Star Bulk's Chairman, Mr. Petros Pappas, to acquire the Star Ypsilon, a Capesize drybulk carrier for the purchase price of $87.2 million, which was the same price that Vinyl Navigation had paid when it acquired the vessel from an unrelated third party. We ultimately paid $86.9 million due to the late delivery of the vessel to us.  The Star Ypsilon was delivered to us on September 18, 2008. No commissions were charged to us on the sale or the chartering of the Star Ypsilon.  We acquired the Star Ypsilon with an existing above market time charter at an average daily hire rate of $91,932, and we recorded the fair market value of time charter acquired at $14.4 million which is being amortized as a decrease to revenues during the remaining approximate three years period of the respective acquired time charter. Vinyl Navigation has a back-to back charter agreement with TMT, a company controlled by a former director of the Company, Mr. Nobu Su, on the same terms as Star Bulk's charter agreement with Vinyl Navigation.

Interchart Shipping Inc. or Interchart, a company affiliated to Oceanbulk acts as a chartering broker of the Star Zeta, the Star Omicron, Star Beta, Star Sigma and the Star Cosmo. During the year ended December 31, 2008 the brokerage commission of 1.25% on charter revenue paid to Interchart amounted approximately to $396,533. As of December 31, 2008, Star Bulk had an outstanding liability of approximately $6,451 to Interchart.

On July 10, 2007, we entered into separate employment agreements with each of Mr. Tsirigakis and Mr. Syllantavos to employ them in their capacities as Chief Executive Officer and President, and Chief Financial Officer and Secretary, respectively.  Each of these agreements has a term of three years unless terminated earlier in accordance with the terms of such agreements. Under the employment agreements, each of Mr. Tsirigakis and Mr. Syllantavos is expected to receive an annual salary of €80,000, or approximately $118,000 and €70,000, or approximately $103,000, respectively. Mr. Tsirigakis and Mr. Syllantavos will also receive additional incentive compensation as determined annually by the compensation committee of our board of directors.

On October 3, 2007, we also entered into separate consulting agreements with companies owned and controlled by our Chief Executive Officer and Chief Financial Officer respectively. Each of these agreements has a term of three years unless terminated earlier in accordance with the terms of such agreements. Under the consulting agreements, each company controlled by Mr. Tsirigakis and Mr. Syllantavos respectively, is expected to receive an annual consulting fee of €370,000, or approximately $544,000 and €250,000, or approximately $368,000. Mr. Tsirigakis and Mr. Syllantavos will also receive a discretionary bonus and additional incentive compensation as determined annually by the compensation committee of our board of directors.

The related expenses for 2007 and 2008 were $658,777 and $968,552, respectively, and are included in general and administrative expenses in the consolidated statement of income.

Our Chief Executive Officer and Chief Financial Officer are also subject to non-competition and non-solicitation covenants during the term of the agreement and for a period of three months following termination for any reason.

Additionally, our Chief Executive Officer and Chief Financial Officer are entitled to receive an annual discretionary bonus which is determined by our board of directors in its sole discretion.  For the year ended December 31, 2008, our Chief Executive Officer and Chief Financial Officer received 200,000 and 175,000 restricted common shares, respectively, respectively, as a discretional bonus.

On January 20, 2009, management and the directors reinvested the cash portion of their dividend for the quarter ended September 30, 2008, in the amount of $1.9 million, into 818,877 newly issued shares in a private placement effectively electing to receive the full amount of the dividend in the form of newly issued shares.  Please see Item 5, "Operating and Financial Review and Prospects – Dividend Payments."

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates, including loans by our officers and directors, if any, will be on terms believed by us to be no less favorable than are available from unaffiliated third parties, and such transactions or loans, including any forgiveness of loans, will require prior approval, in each instance by a majority of our uninterested "independent" directors or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel.

C. Interests of Experts and Counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated statements and other financial information.

See Item 18. "Financial Statements."

Legal Proceedings

In August 2008, TMT, an indirect shareholder of Star Bulk through its nominee, F5 Capital, alleged that it had suffered unspecified damages arising from an alleged breach by Star Bulk of a purported obligation under the Master Agreement to maintain a registration statement in effect so as to permit TMT to sell its 13,341,126 Star Bulk shares freely on the open market. Among other things, TMT had demanded that Star Bulk repurchase approximately 3.8 million shares from TMT at a share price of $14.04 per share, which was the closing price of Star Bulk's common shares on the Nasdaq Global Market on June 2, 2008, which demand was withdrawn by TMT in connection with discussions between Star Bulk and TMT. Star Bulk denies that it has any such obligation under the Master Agreement. On November 3, 2008, the Commission declared effective a registration statement on Form F-3 relating to the resale of shares held by F5 Capital. As of the date hereof, no claim has been filed by TMT or any affiliate thereof against Star Bulk.

Arbitration proceedings have commenced pursuant to disputes that have arisen with the charterers of the Star Alpha. The disputes relate to vessel performance characteristics and hire. We are seeking damages for repudiations of the charter due to the early redelivery of the vessel as well as unpaid hire, while the charterers are seeking contingent damages resulting from the vessel's off-hire. Submissions have been filed by the parties with the arbitration panel. The arbitration panel is also handling additional proceedings between third parties that sub-chartered the vessel. In the first quarter of 2009 the vessel underwent unscheduled repairs which resulted in a 25 day off-hire period. Following the completion of the repairs, the Star Alpha was redelivered to us by its charterers approximately one month prior to the earliest redelivery date allowed under the time charter agreement.

We commenced an arbitration proceeding as complainant against Oldendorff Gmbh & Co. KG of Germany, or Oldendorff, seeking damages resulting from Oldendorff's repudiation of a charter relating to the Star Beta. The Star Beta had been time chartered by a subsidiary of the Company to Industrial Carriers Inc. of Ukraine, or ICI.  Under that time charter, ICI was obligated to pay a gross daily charterhire rate of $106,500 until February 2010. In January 2008, ICI sub-chartered the vessel to Oldendorff for one year at a gross daily charterhire rate of $130,000 until February 2009. In October 2008, ICI assigned its rights and obligations under the sub-charter to one of our subsidiaries in exchange for ICI being released from the remaining term of the ICI charter. Oldendorff notified us that it considers the assignment of the sub-charter to be an effective repudiation of the sub-charter by ICI.  ICI subsequently filed an application for protection from its creditors in a Greek insolvency proceeding which was dismissed. ICI is appealing the dismissal. In January 2009, we made a written submission to our appointed arbitrator asserting claims against Oldendorff and alleged damages in the amount of approximately $14.8 million. In March 2009, we made a written submission to respond to claims that we overpaid under the relevant time charter agreement and submitted counterclaims in connection with the early re-delivery of the vessel. We believe that the assignment was valid and that Oldendorff has erroneously repudiated the sub-charter.

We have not been involved in any legal proceedings which we believe may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which we believe may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend Policy

Under the terms of our waiver agreements with our lenders, payment of dividends and repurchases of our shares and warrants are subject to the prior written consent of our lenders. Please see "– Senior Secured Credit Facilities."  We previously paid regular dividends on a quarterly basis from our operating surplus, in amounts that allowed us to retain a portion of our cash flows to fund vessel or fleet acquisitions, and for debt repayment and other corporate purposes, as determined by our management and board of directors. The declaration and payment of dividends will be subject at all times to the discretion of our board of directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends, or if there is no surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

We believe that, under current law, our dividend payments from earnings and profits would constitute "qualified dividend income" and as such will generally be subject to a 15% United States federal income tax rate with respect to non-corporate individual stockholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States stockholder's tax basis in its common stock on a Dollar-for-Dollar basis and thereafter as capital gain. Please see Item 10 "Additional Information—Taxation" for additional information relating to the tax treatment of our dividend payments.

On February 14, April 16, and July 29, 2008, we declared dividends amounting to approximately $4.6 million ($0.10 per share, paid on February 28, 2008 to the shareholders of record on February 25, 2008), approximately $18.8 million ($0.35 per share, paid on May 23, 2008 to the shareholders of record on May 16, 2008), and approximately $19.4 million ($0.35 per share, paid on August 18, 2008 to the shareholders of record on August 8, 2008), respectively.  On November 17, 2008, we declared a cash and stock dividend on our common stock totaling $0.36 per common share for the quarter ended September 30, 2008. This dividend was paid on December 5, 2008 to stockholders of record on November 28, 2008. The dividend payment consisted of a cash portion in the amount of $0.18 per share with the remaining half of the dividend paid in the form of newly issued common shares. The amount of 4,255,002 newly issued shares was based on the volume weighted average price of Star Bulk's shares on the Nasdaq Global Market during the five trading days before the ex-dividend date or November 25, 2008. In addition, as of January 20, 2009 management and the directors reinvested the cash portion of their dividend for the quarter ended September 30, 2008, in the amount of $1.9 million, into 818,877 newly issued shares in a private placement at the same weighted average price as the stock portion of such dividend, effectively electing to receive the full amount of the dividend in the form of newly issued shares.  Under the terms of our waiver agreements with our lenders, payment of dividends and repurchases of our shares and warrants are subject to the prior written consent of our lenders.  Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

B. Significant Changes

On January 22, 2009, we filed with the Commission a universal shelf registration statement, as amended, on Form F-3 (File No. 333-156843), which was declared effective on February 17, 2009, covering the registration of up to $250.0 million of the Company's securities, including common shares, preferred shares, debt securities, guarantees, warrants, purchase contracts and units and covering up to 14,305,599 shares of the Company's common stock and 1,132,500 warrants under the U.S. Securities Act of 1933, as amended.

In March 2009, we entered into agreements with our lenders to obtain waivers for certain covenants including minimum asset coverage covenants contained in our loan agreements.  Under the terms of our waiver agreements with our lenders, payment of dividends and repurchases of our shares and warrants are subject to the prior written consent of our lenders.  Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

Item 9. The Offer and Listing

A. Offer and Listing Details

The Company's common stock and warrants are traded on the Nasdaq Global Market under the symbols "SBLK" and "SBLKW," respectively. Since the Redomiciliation Merger on November 30, 2007, the price history of our common stock and warrants was as follows:

COMMON STOCK

2009	High	Low
January 2009	$3.34	$2.20
February 2009	$3.00	$1.45
March 2009	$2.46	$1.21
April 2009*	$2.90	$2.29

2008	High	Low
1st Quarter ended March 31, 2008	$12.37	$9.36
2nd Quarter ended June 30, 2008	$14.34	$11.39
Six months ended June 30, 2008	$14.34	$9.36
3rd Quarter ended September 30, 2008	$11.47	$6.73
4th Quarter ended December 31, 2008	$7.03	$1.80
Six months ended December 31, 2008	$11.47	$1.80
For the year ended December 31, 2008	$14.34	$1.80
September 2008	$10.18	$6.73
October 2008	$7.03	$3.30
November 2008	$4.23	$2.03
December 2008	$3.11	$1.80

2007	High	Low
December 3, 2007 to December 31, 2007	$14.05	$13.34

* Through April 14, 2009.

WARRANTS

2009	High	Low
January 2009	$0.25	$0.18
February 2009	$0.14	$0.05
March 2009	$0.08	$0.04
April 2009*	$0.06	$0.04

2008	High	Low
1st Quarter ended March 31, 2008	$4.46	$1.99
2nd Quarter ended June 30, 2008	$6.40	$3.70
Six months ended June 30, 2008	$6.40	$1.99
3rd Quarter ended September 30, 2008	$3.74	$1.52
4th Quarter ended December 31, 2008	$1.50	$0.10
Six months ended December 31, 2008	$3.74	$0.10
For the year ended December 31, 2008	$6.40	$0.10
September 2008	$2.86	$1.52
October 2008	$1.50	$0.40
November 2008	$0.85	0.10
December 2008	$0.29	0.11

2007	High	Low
December 3, 2007 to December 31, 2007	$7.03	$0.72

* Through April 14, 2009.

Until November 30, 2007, Star Maritime's common stock and warrants traded on the American Stock Exchange under the symbols "SEA" and SEA.WS," respectively, Since Star Maritime's initial public offering in December 2005, the price history of its common stock and warrants was as follows:

COMMON STOCK

2007	High	Low
1st Quarter ended March 31, 2007	$10.30	$9.86
2nd Quarter ended June 30, 2007	$12.31	$10.34
Six months ended June 30, 2007	$12.31	$9.86
3rd Quarter ended September 30, 2007	$14.03	$11.30
4th Quarter ended December 31, 2007	$14.05	$13.34
Six months ended December 31, 2007	$14.05	$11.30
For the year ended December 31, 2007	$14.05	$9.86

2006	High	Low
1st Quarter ended March 31, 2006	$9.92	$9.62
2nd Quarter ended June 30, 2006	$10.16	$9.47
Six months ended June 30, 2006	$10.16	$9.47
3rd Quarter ended September 30, 2006	$9.74	$9.45
4th Quarter ended December 31, 2006	$9.90	$9.60
Six months ended December 31, 2006	$9.90	$9.45
For the year ended December 31, 2006	$10.16	$9.45

2005	High	Low
December 15, 2005 to December 31, 2005	N/A	N/A

WARRANTS

2007	High	Low
1st Quarter ended March 31, 2007	$2.15	$0.72
2nd Quarter ended June 30, 2007	$4.25	$2.18
Six months ended June 30, 2007	$4.25	$0.72
3rd Quarter ended September 30, 2007	$5.85	$3.10
4th Quarter ended December 31, 2007	$7.03	$4.36
Six months ended December 31, 2007	$7.03	$3.10
For the year ended December 31, 2007	$7.03	$0.72

2006	High	Low
1st Quarter ended March 31, 2006	$1.25	$0.87
2nd Quarter ended June 30, 2006	$1.20	$0.87
Six months ended June 30, 2006	$1.25	$0.87
3rd Quarter ended September 30, 2006	$1.06	$0.70
4th Quarter ended December 31, 2006	$0.84	$0.55
Six months ended December 31, 2006	$1.06	$0.55
For the year ended December 31, 2006	$1.25	$0.55

2005	High	Low
December 15, 2005 to December 31, 2005	N/A	N/A

B. Plan of Distribution

Not Applicable.

C. Markets

Shares of our common stock and warrants trade on the Nasdaq Global Market under the symbols "SBLK" and "SBLKW," respectively.

D. Selling Shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expenses of the Issue

Not Applicable.

Item 10. Additional Information

A. Share Capital

Not Applicable.

B. Memorandum and Articles of Association

Directors

Our directors are elected by a majority of the votes cast by stockholders entitled to vote in an election. Our amended and restated articles of incorporation provide that cumulative voting shall not be used to elect directors. Our board of directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66 2/3% of the entire board. Our amended and restated articles of incorporation provide for a staggered board of directors whereby directors shall be divided into three classes: Class A, Class B and Class C which shall be as nearly equal in number as possible. Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The initial term of our board of directors is as follows: (i) the term of the Company's Class A directors expires in 2011; (ii) the term of Class B directors expires in 2009; and (iii) the term of Class C directors expires in 2010. Each director serves his respective term of office until his successor has been elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

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

Dissenters' Rights of Appraisal and Payment

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or consolidation, sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the Company's shares are primarily traded on a local or national securities exchange.

Stockholders' Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Indemnification of Officers and Directors

Our amended and restated bylaws includes a provision that entitles any our directors or officers to be indemnified by us upon the same terms, under the same conditions and to the same extent as authorized by the BCA if he acted in good faith and in a manner reasonably believed to be in and not opposed to our best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

We are also authorized to carry directors' and officers' insurance as a protection against any liability asserted against our directors and officers acting in their capacity as directors and officers regardless of whether we would have the power to indemnify such director or officer against such liability bylaw or under the provisions of our bylaws. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

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

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our amended and restated articles of incorporation provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 120 days nor more than 180 days prior to the one year anniversary of the preceding year's annual meeting. Our articles of incorporation also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

C. Material Contracts

We have entered into three credit facilities with Commerzbank A.G. and Piraeus Bank, as agent and as lender. For a discussion of our term loan facilities, please see the section of this annual report entitled "Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."  We have no other material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party.

D. Exchange Controls

Under Marshall Islands and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E. Taxation

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report. This discussion assumes that decisions, all as of the date of this Annual Report. This discussion assumes that we do not have an office or other fixed place of business in the United States.

Tax Classification of the Company

Star Maritime was a Delaware corporation which merged into the Company pursuant to the Redomiciliation Merger as more specifically described above.

Section 7874(b) of the Code ("Section 7874(b)") provides that a corporation organized outside the United States, such as the Company, which acquires (pursuant to a "plan" or a "series of related transactions") substantially all of the assets of a corporation organized in the United States, such as Star Maritime, will be treated as a U.S. domestic corporation for U.S. federal income tax purposes if shareholders of the U.S. corporation whose assets are being acquired own at least 80 % of the non-U.S. acquiring corporation after the acquisition. If Section 7874(b) were to apply to Star Maritime and the Redomiciliation Merger, then the Company, as the surviving entity of the Redomiciliation Merger, would be subject to U.S. federal income tax as a U.S. domestic corporation on its worldwide income after the Redomiciliation Merger. In addition, as a domestic corporation, any dividends paid by us to a Non-U.S. Holder, as defined below, would be subject to a U.S. federal income tax withholding at the rate of 30 % or such lower rate as provided by applicable tax treaty.

After the completion of the Redomiciliation Merger, the shareholders of Star Maritime owned less than 80 % of the Company. Star Maritime received an opinion of its counsel, Seward & Kissel LLP, that Star Bulk should not be subject to Section 7874(b) after the Redomiciliation Merger. Based on the structure of the Redomiciliation Merger, the Company believes that it is not subject to U.S. federal income tax as a U.S. domestic corporation on its worldwide income for taxable years after the Redomiciliation Merger. However, there is no authority directly addressing the application of Section 7874(b) to a transaction such as the Redomiciliation Merger where shares in a foreign corporation such as the Company are issued concurrently with (or shortly after) a merger. In particular, since there is no authority directly applying the "series of related transactions" or "plan" provisions to the post-acquisition stock ownership requirements of Section 7874(b), there is no assurance that the IRS will agree with Seward & Kissel's opinion on this matter. Moreover, Star Maritime has not sought a ruling from the IRS on this point. Therefore, there is no assurance that the IRS would not seek to assert that the Company is subject to U.S. federal income tax on its worldwide income after the Redomiciliation Merger, although the Company believes that such an assertion should not be successful.

The remainder of this discussion assumes that the Company will not be treated as a U.S. domestic corporation for any taxable year.

Taxation of the Company's Shipping Income

We anticipate that we will derive substantially all of our gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes (including COAs), hire or lease from time or voyage charters and the performance of services directly related thereto, which we refer to as "shipping income."

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. We are not permitted by law to engage in transportation that gives rise to 100% U.S. source income. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping Income derived from sources outside the United States will not be subject to U.S. federal income tax.

Based upon our anticipated shipping operations, our vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. taxation under Section 883 of the Code, we will be subject to U.S. federal income taxation, in the manner discussed below, to the extent our shipping income is considered derived from sources within the United States.

Application of Code Section 883

Under the relevant provisions of Section 883 of the Code and the final regulations interpreting Section 883, as promulgated by the U.S. Treasury Department, we will be exempt from U.S. taxation on our U.S. source shipping income if:

(i)       we are organized in a "qualified foreign country" which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 and which we refer to as the "country of organization requirement"; and

(ii)      we can satisfy any one of the following two (2) stock ownership requirements:

•	more than 50% of our stock, in terms of value, is beneficially owned by individuals who are residents of a qualified foreign country, which the Company refers to as the "50% Ownership Test"; or

•	our stock is "primarily and regularly" traded on an established securities market located in the United States or in a qualified foreign country, which we refer to as the "Publicly Traded Test".

The U.S. Treasury Department has recognized the Marshall Islands, our country of incorporation and the country of incorporation our ship-owning subsidiaries as qualified foreign countries. Accordingly, we satisfy the country of organization requirement.

Therefore, our eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements. For the 2008 taxable year, we believe that it satisfied the Publicly-Traded Test since, for more than half the days of our 2008 taxable year, our stock was "primarily and regularly traded" on the Nasdaq Global Market which is an "established securities market" in the United States within the meaning of the Section 883 regulations and we intend to take this position on our 2008 United States income tax return.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source income, our U.S. source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

Based on the U.S. source Shipping Income for 2008, we would be subject to U.S. federal income tax of approximately $258,212 under Section 887 in the absence of an exemption under Section 883.

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

United States Federal Income Taxation of Holders of Common Stock

The following is a discussion of the material United States federal income tax consequences applicable to a U.S. Holder and a Non-U.S. Holder, each as defined below, of our common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the Dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who hold the common stock as a capital asset. Shareholders are encouraged to consult their own tax advisors concerning the overall tax consequences arising in their particular situation under United States federal, state, local or foreign law of the ownership of common stock.

United States Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his common stock on a Dollar-for-Dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (a "U.S. Individual Holder") will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Global Market, on which our common stock is listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

Special rules may apply to any "extraordinary dividend" generally, a dividend in an amount which is equal to or in excess of ten percent of a stockholder's adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

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

For purposes of determining whether we are a passive foreign investment company, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

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

As discussed more fully below, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for United States federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that our company is a passive foreign investment company by filing IRS Form 8621 with his United States federal income tax return. If we were aware that we were to be treated as a passive foreign investment company for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a passive foreign investment company for any taxable year and, as we anticipate, our stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in his common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a passive foreign investment company for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable year before we became a passive foreign investment company would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

United States Federal Income Taxation of "Non-U.S. Holders"

A beneficial owner of common stock (other than a partnership) that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•
the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

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

F. Dividends and paying agents

Not Applicable.

G. Statement by experts

Not Applicable.

H. Documents on display

We file reports and other information with the Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549, or from the Commission's website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

I. Subsidiary information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

The international drybulk industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings.

Under our amended term loans with both Commerzebank AG and Piraeus Bank we pay an interest rate of LIBOR plus a margin of 2%. As of April 9, 2009, we had $120.0 million outstanding under our term loan with Commerzebank AG and a total of $162.5 million outstanding under our term loans with Piraeus Bank.

Our interest expense for the year ended December 31, 2008 was $10.2 million.  Our estimated interest expense for the year ended December 31, 2009 is $14.2 million.  Our interest expense estimate is based on the amount of our outstanding borrowings under our term loan facilities as of December 31, 2008 and the weighted average interest rate of our term loan facilities for the year ended December 31, 2008, in the amount of 4.39%.  Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points will increase our interest expense for the year ended December 31, 2009 by $2.8 million assuming the same debt profile throughout the year.

The following table sets forth the sensitivity of loans in millions of Dollars to a 100 basis points increase in LIBOR during the next five years:

For the year ended December 31,	Estimated amount of interest expense	Estimated amount of interest expense after an increase of 100 basis points	Sensitivity
2009	14.2	17.0	2.8
2010	10.3	12.5	2.2
2011	7.9	9.7	1.8
2012	6.5	7.9	1.4
2013	5.5	6.7	1.2
	44.4	53.8	9.4

Currency and Exchange Rates

We generate all of our revenues in Dollars and operating expenses in currencies other than the Dollar are less than 1% of total operation expenses. However, 41% of our general and administrative expenses including consulting fees, salaries and traveling expenses were incurred in Euros. For accounting purposes, expenses incurred in Euros are converted into Dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the Dollar and the Euro, which could affect the amount of net income that we report in future periods. As of December 31, 2008, the effect of a 1% adverse movement in Dollar/Euro exchange rates would have resulted in an increase of $51,526 in our general and administrative expense. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives, including interest rate swaps, would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Forward Freight Agreements

From time to time, we may take positions in derivative instruments including freight forward agreements, or FFAs. Generally, FFAs and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operation and cash flow.

During the year ended December 31, 2008, we entered into a limited number of  FFAs on the Capesize index.  The FFAs are intended to serve as an approximate hedge for our Capesize vessels trading in the spot market for 2009 and 2010, effectively locking-in the approximate amount of revenue that we expect to receive from such vessels for the relevant periods. Our FFAs do not qualify as cash flow hedges for accounting purposes and expect that such FFAs are recorded on our balance sheet at fair value. All of our FFAs are cleared transactions and are intended as approximate hedges to our physical exposure in the spot market.

During the year ended December 31, 2008, the gain from FFAs amounted to $250,620.  As of April 9, 2009, an unrealized loss of $1.9 million was incurred as a result of the adjustment in the fair value of the FFAs.

Item 12. Description of Securities Other than Equity Securities

A. Debt securities

Not Applicable.

B. Warrants and rights

Not Applicable.

C. Other securities

Not Applicable.

D. American depository shares

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a)           Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2008. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports the Company files under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow for timely decisions regarding required disclosures.

Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2008, the Company's disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Our management recognizes that any controls and procedures no matter how well designed or operated, can only provide reasonable assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Our disclosure controls and procedures have been designed to provide reasonable assurance of achieving their objectives.  However, because of the inherent limitations in all control systems, even after the remediation efforts described above, no evaluation of controls can provide absolute assurance that all control issues, if any, within the Company, have been detected..

(b)           Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934, as amended. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, and carried out by our board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with US GAAP. The Company's internal control over financial reporting includes policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with US GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and

•
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting at December 31, 2008, based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the aforementioned assessment, management concluded that internal control over financial reporting is effective as of December 31, 2008.

(c)           Attestation Report of the Registered Public Accounting Firm

Deloitte, Hadjipavlou Sofianos & Cambanis S.A., our independent registered public accounting firm, as auditors of the consolidated financial statements of the Company for the year ended December 31, 2008, has also audited the effectiveness of the Company's internal control over financial reporting as stated in their audit report which is included below.

(d)           Changes in Internal Control over Financial Reporting

During the evaluation performed as of December 31, 2007, we and our independent registered accounting firm identified material weaknesses in our internal controls. The material weaknesses related to the absence of sufficient time for management to (1) design and implement a comprehensive system of internal controls and (2) hire sufficient accounting personnel with the requisite US GAAP expertise that are required to support our operation as a shipping company. However, management believes it made the adjustments to present the annual consolidated financial statements for the year ended December 31, 2007 in accordance with US GAAP.

The following changes were made to the Company's internal control over financial reporting during the year ended December 31, 2008 to remediate the material weaknesses, as disclosed in our Annual Report on Form 20-F for the year ended December 31, 2007:

●	We have appointed external consultants (one of the 4 largest consulting companies) to assist us with completing our implementation of a comprehensive system of internal controls over financial closing and reporting. In addition, the consultants have assisted us with documenting and evaluating the adequacy and operating effectiveness of our company's internal control environment for the year ended December 31, 2008.

●
We have hired key employees with the appropriate level of US GAAP expertise and significant professional experience in the shipping industry.  These individuals together with management, effectively completed the financial and reporting process for the year ended December 31, 2008.

●	We have established a policy regarding the training of our accounting personnel in US GAAP.

●	We have evaluated the overall effectiveness of our remediation plan and concluded that we have established and maintained adequate internal control over financial reporting.

There were no other changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially effected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Star Bulk Carriers Corp.
Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Star Bulk Carriers Corp. and subsidiaries (the "Company") as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated April 15, 2009 expressed an unqualified opinion on those financial statements.

Deloitte
Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece

April 15, 2009

Item 16A. Audit Committee Financial Expert

The Board of Directors of the Company has determined that Mr. Softeland, whose biographical details are included in Item 6 "Directors and Senior Management," a member of our Audit Committee qualifies as a financial expert and is considered to be independent according to the Commission rules.

Item 16B. Code of Ethics

The Company has adopted a code of ethics that applies to its directors, officers and employees. A copy of our code of ethics is posted in the "Investor Relations" section of the Star Bulk Carriers Corp. website, and may be viewed at http://www.starbulk.com. Shareholders may be direct their requests to the attention of Investor Relations, Star Bulk Carriers Corp., 7, Fragoklisias Street, 2nd floor, Maroussi 151 25, Athens, Greece.

Item 16C. Principal Accountant Fees and Services

Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., Certified Auditors Accountants S.A, or Deloitte, have audited our annual consolidated financial statements acting as our Independent Registered Public Accounting Firm for the fiscal years ended December 31, 2007 and 2008.

The table below sets forth the total fees for the services performed by Deloitte in 2007 and 2008, and breaks these amounts by category of services.

(In thousands of Dollars)	2007	2008

Audit fees	748	1,183
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total fees	748	1,183

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the Audit Committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor's independence from the Company. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

As of December 31, 2008, we had repurchased under the share and warrant repurchase program announced on January 24, 2008, a total of 1,247,000 of our common shares at an aggregate purchase price of approximately $8.0 million (average of $6.40 per common share) and a total of 1,362,500 of our warrants at an aggregate purchase price of approximately $5.5 million (average of $4.02 per warrant).  Under the terms of the amendments to our three credit facilities, the payment of dividends and repurchases of our shares and warrants are subject to the prior written consent of our lenders. Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

Item 16F. Change in Registrants Certifying Accountant

Not Applicable.

Item 16G. Corporate Governance

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Marshall Islands.  As a foreign private issuer, we will be exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material noncompliance with Nasdaq corporate governance practices and the establishment and composition of an audit committee and a formal written audit committee charter.  A description of the significant differences between our corporate governance practices and the Nasdaq's requirements are as follows:

●	Our board is comprised of six directors.

●
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

●	In accordance with Marshall Islands law, we will not be required to obtain shareholder approval if it chooses to issue additional securities.

●
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

Other than as noted above, we are in full compliance with applicable Nasdaq corporate governance standard requirements for foreign private issuers.

PART III

Item 17. Financial Statements

See Item 18. "Financial Statements."

Item 18. Financial Statements

The following consolidated financial statements, beginning on page F-1, together with the report of Deloitte thereon, are filed as a part of this report.

Item 19. Exhibits

Number	Description of Exhibition
1.1	Amended and Restated Articles of Incorporation of Star Bulk Carriers Corp. (1)
1.2	Amended and Restated bylaws of the Company (2)
2.1	Form of Share Certificate (3)
2.2	Form of Warrant Certificate (4)
2.3	Form of 2007 Equity Incentive Plan (5)
2.4	Stock Escrow Agreement (6)
2.5	Form of Warrant Agreement between American Stock Transfer & Trust Company and the Registrant (7)
2.6	Registration Rights Agreement (8)
4.1	Management Agreement with Combine Marine Inc. (9)
4.2	Agreement and Plan of Merger (10)
4.3	Master Agreement, as amended (11)
4.4	Supplemental Agreement (12)
4.5	Loan Agreement with Commerzbank AG dated December 27, 2007 (13)
4.6	Loan Agreement with Piraeus Bank A.E. dated April 14, 2008 (14)
4.7	Amendment No. 1 to Loan Agreement with Piraeus Bank A.E. dated April 17, 2008 (15)
4.8	Amendment No. 2. to Loan Agreement with Piraeus Bank A.E. dated September 18, 2008 (16)
4.9	Loan Agreement with Piraeus Bank A.E. dated July 1, 2008 (17)
4.10	Waiver Agreement with Commerzbank AG dated March 12, 2009
4.11	Waiver Agreement with Piraeus Bank A.E., as Agent, dated March 10, 2009
4.12	Waiver Agreement with Piraeus Bank A.E. dated March 10, 2009
8.1	Subsidiaries of the Company
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm (Deloitte)
15.2	Consent of Independent Registered Public Accounting Firm (Goldstein Golub Kessler LLP)

(1)	Incorporated by reference to Exhibit 3.2 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.
(2)	Incorporated by reference to Exhibit 3.1 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.
(3)	Incorporated by reference to Exhibit 4.1 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.
(4)	Incorporated by reference to Exhibit 4.3 of Star Maritime's Registration Statement (File No. 333-125662), which was filed with the Commission on October 26, 2005.
(5)	Incorporated by reference to Exhibit 10.2 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.
(6)	Incorporated by reference to Exhibit 10.9 of Star Maritime's Registration Statement (File No. 333-125662), which was filed with the Commission on June 9, 2005.

(7)	Incorporated by reference to Exhibit 4.4 of Star Maritime's Registration Statement (File No. 333-125662), which was filed with the Commission on June 9, 2005.
(8)	Incorporated by reference to Exhibit 10.13 of Star Maritime's Registration Statement (File No. 333-125662), which was filed with the Commission on June 9, 2005.
(9)	Incorporated by reference to Exhibit 10.16 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on May 24, 2007.
(10)	Incorporated by reference to Exhibit 1.1 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.
(11)	Incorporated by reference to Exhibit 10.19 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on October 12, 2007.
(12)	Incorporated by reference to Exhibit 10.11 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.
(13)	Incorporated by reference to Exhibit 4.5 of he Company's Annual Report for the year ended December 31, 2007 (File No. 001-33869), which was filed with the Commission on June 30, 2008.
(14)	Incorporated by reference to Exhibit 4.6 of the Company's Annual Report for the year ended December 31, 2007 (File No. 001-33869), which was filed with the Commission on June 30, 2008.
(15)	Incorporated by reference to Exhibit 4.7 of the Company's Annual Report for the year ended December 31, 2007 (File No. 001-33869), which was filed with the Commission on June 30, 2008.
(16)	Incorporated by reference to Exhibit 10.24 of the Company's Registration Statement on Form F-3 (File No. 333-153304), which was filed with the Commission on October 10, 2008.
(17)	Incorporated by reference to Exhibit 10.23 of the Company's Registration Statement on Form F-3 (File No. 333-153304), which was filed with the Commission on September 2, 2008.

STAR BULK CARRIERS CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Star Bulk Carriers Corp.

We have audited the statements of income, stockholders' equity and cash flows of Star Bulk Carriers Corp. (formerly Star Maritime Acquisition Corp.) (a corporation in the development stage) for the year ended December 31, 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations of Star Bulk Carriers Corp. and its cash flows for the year ended December 31, 2006  in conformity with United States generally accepted accounting principles.

/s/ GOLDSTEIN GOLUB KESSLER LLP

GOLDSTEIN GOLUB KESSLER LLP

New York, New York
March 10, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Star Bulk Carriers Corp.

Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Star Bulk Carriers Corp. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such 2008 and 2007 consolidated financial statements present fairly, in all material respects, the financial position of Star Bulk Carriers Corp. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 15, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte.
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
April 15, 2009

STAR BULK CARRIERS CORP.
Consolidated Balance Sheets
December 31, 2007 and 2008
(In thousands of Dollars except for share and per share data)

	2007	2008
ASSETS
Current Assets
Cash and cash equivalents	$18,985	$29,475
Restricted cash (Note 2i)	-	2,486
Trade accounts receivable	-	3,379
Inventories (Note 4)	598	1,276
Due from related party (Note 3)	-	465
Due from managers	-	1,747
Forward freight agreements (Note 17)	-	251
Prepaid expenses and other receivables	299	680
Deposit on forward freight agreements	-	2,514
Total Current Assets	19,882	42,273

FIXED ASSETS
Advances for vessels to be acquired	118,242	-
Vessels and other fixed assets, net (Note 5)	262,946	821,284
Total Fixed Assets	381,188	821,284

OTHER NON-CURRENT ASSETS
Deferred finance charges (Note 6)	600	1,391
Due from managers	120	270
Fair value of above market acquired time charter (Note 7)	1,952	14,148
Restricted cash (Note 8)	-	12,010
TOTAL ASSETS	$403,742	$891,376

LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt (Note 8)	$-	$49,250
Accounts payable	168	1,031
Due to related party (Note 3)	480	156
Accrued liabilities (Note 12)	1,493	3,296
Deferred revenue (Note 2u)	916	3,554
Total Current Liabilities	3,057	57,287

NON CURRENT LIABILITIES
Long-term debt (Note 8)	-	247,250
Fair value of below market acquired time charter (Note 7)	25,307	21,574
Deferred revenue (Note 2u)	-	5,072
Other non-current liability	-	53
TOTAL LIABILITIES	28,364	331,236

Commitments & Contingencies (Note 15)	-	-

Stockholders' Equity
Preferred Stock; $0.01 par value authorized 25,000,000 shares; none issued or outstanding at December 31, 2007 and 2008 (Note 9)	-	-
Common Stock, $0.01 par value, 100,000,000 shares authorized at December 31, 2007 and 2008; 42,516,433 and 58,412,402 shares issued and outstanding at December 31, 2007 and 2008, respectively (Note 9)	425	584
Additional paid in capital (Note 9)	368,454	479,592
Retained earnings	6,499	79,964
Total Stockholders' Equity	375,378	560,140
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	403,742	891,376

The accompanying notes are an integral part of these consolidated financial statements

STAR BULK CARRIERS CORP.
Consolidated Statements of Income
For the years ended December 31, 2006, 2007 and 2008
(In thousands of Dollars except for share and per share data)
	Year ended	Year ended	Year ended
	December 31, 2006	December 31, 2007	December 31, 2008
REVENUES:
Voyage revenues	-	3,633	238,883

EXPENSES/(INCOME):
Voyage expenses (Note 16)	-	43	3,504
Vessel operating expenses (Note 16)	-	622	26,198
Management fees	-	23	975
Management fees-related party	-	-	392
Drydocking expenses	-	-	7,881
Depreciation (Note 5)	1	745	51,050
Vessel impairment loss (Note 5)	-	-	3,646
Gain on forward freight agreements (Note 17)	-	-	(251)
Time charter agreement termination fees (Note 13)	-	-	(9,711)
General and administrative expenses	1,210	7,756	12,424
	1,211	9,189	96,108

Operating (loss)/profit	(1,211)	(5,556)	142,775

OTHER INCOME/(EXPENSES):
Interest and finance costs (Note 8)	-	(45)	(10,238)
Interest and other income	4,396	9,021	1,201
Total other income/(expense), net	4,396	8,976	(9,037)

Income before income taxes	3,185	3,420	133,738

Income tax (Note 14)	(207)	(9)	-

Net income	2,978	3,411	133,738

Earnings per share, basic (Note 10)	0.10	0.11	2.55
Earnings per share, diluted (Note 10)	0.10	0.09	2.46

Weighted average number of shares outstanding, basic (Note 10)	29,026,924	30,065,923	52,477,947
Weighted average number of shares outstanding, diluted(Note 10)	29,026,924	36,817,616	54,447,985

The accompanying notes are an integral part of these consolidated financial statements

STAR BULK CARRIERS CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY
For the years ended December 31, 2006, 2007 and 2008
(In thousands of Dollars except for share and per share data)

			Additional		Total
	Common Stock		Paid-in		stockholders'
	# of Shares	Par Value	Capital	Retained earnings	Equity

BALANCE, January 1, 2006	29,026,924	3	120,442	110	120,555
Net income for the year ended December 31, 2006	-	-	-	2,978	2,978
BALANCE, December 31, 2006	29,026,924	3	120,442	3,088	123,533

Net income for the year ended December 31, 2007	-	-	-	3,411	3,411
Redomiciliation Merger common stock par value change		287	(287)	-	-
Issuance of common stock to TMT	12,537,645	125	175,830	-	175,955
Warrants exercised	951,864	10	7,605	-	7,615
Reclassification of common stock subject to redemption		-	64,680	-	64,680
Stock-based compensation		-	184	-	184
BALANCE, December 31, 2007	42,516,433	425	368,454	6,499	375,378

Net income for the year ended December 31, 2008	-	-	-	133,738	133,738
Warrants exercised	11,769,486	118	94,037	-	94,155
Warrants and common stock buyback	(1,247,000)	(12)	(13,437)	-	(13,449)
Issuance of common stock to TMT	803,481	8	18,938	-	18,946
Stock dividend	4,255,002	42	7,617	(7,659)	-
Issuance of restricted shares and amortization of stock based compensation	315,000	3	3,983	-	3,986
Dividends declared and paid ($0.98 per share)	-	-		(52,614)	(52,614)
BALANCE, December 31, 2008	58,412,402	584	479,592	79,964	560,140

The accompanying notes are an integral part of these consolidated financial statements

STAR BULK CARRIERS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2006, 2007 and 2008
(In thousands of Dollars except for share and per share data)
	Year ended	Year ended	Year ended
	December 31, 2006	December 31, 2007	December 31, 2008
Cash Flows from Operating Activities:
Net income	2,978	3,411	133,738
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1	745	51,050
Amortization of fair value of above market acquired time charter	-	28	2,221
Amortization of fair value of below market acquired time charter	-	(1,465)	(82,754)
Amortization of deferred finance charges	-	-	234
Vessel impairment loss	-	-	3,646
Stock- based compensation	-	184	3,986
Gain on forward freight agreements	-	-	(251)
Other non-cash charges	-	-	53
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Fair value of trust account	(4,057)	(1,179)	-
Restricted cash by forward freight agreements			(2,486)
Trade accounts receivable	-	-	(3,379)
Inventories	-	(598)	(678)
Prepaid expenses and other receivables	(31)	(68)	(462)
Deposit on forward freight agreements	-	-	(2,514)
Due from related party	-	-	(465)
Due from managers		(120)	(1,897)
Deferred tax asset	9	-	-
Increase/(Decrease) in:
Accounts payable	93	(31)	864
Due to related party	-	480	(324)
Accrued liabilities	336	437	2,455
Income taxes payable	207	(207)	-
Deferred revenue	-	916	7,710
Deferred interest	2,163	(2,163)	-
Net Cash provided by Operating Activities	1,699	370	110,747

Cash Flows from Investing Activities:
Cash disbursements from trust account	-	194,094	-
Advances for vessels to be acquired	-	(83,444)	-
Additions to vessel cost and other fixed assets	(4)	(95,707)	(413,457)
Cash paid for above market acquired time charter	-	(1,980)	(14,417)
Cash proceeds from vessel sale	-	-	16,579
Increase in restricted cash	-	-	(12,010)
Net cash provided by/(used in) Investing Activities	(4)	12,963	(423,305)

Cash Flows from Financing Activities:
Proceeds from bank loans	-	-	317,500
Loan repayment	-	-	(21,000)
Repurchase of shares and warrants	-	-	(13,449)
Proceeds from exercise of warrants	-	7,534	94,236
Deferred underwriting fees paid	-	(4,000)	-
Financing fees paid	-	-	(1,625)
Cash Dividend	-	-	(52,614)
Payment of offering costs	(170)	-	-
Net cash (used in)/ provided by Financing Activities	(170)	3,534	323,048

Net increase in cash and cash equivalents	1,525	16,867	10,490
Cash and cash equivalents at beginning of year	593	2,118	18,985

Cash and cash equivalents at end of the year	2,118	18,985	29,475
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest	-	-	9,378
Income taxes	-	216	-
Non-cash items: Issue of common stock at fair value for delivery of vessels	-	175,955	18,946
Deferred finance charges		600	-
Receivable from exercise of warrants	-	81	-
Amount owed for capital expenditures	-	52	-
Fair value of below market acquired time charters	-	26,772	79,021
Issuance of common stock to stockholders (non-cash stock dividend)			7,659

The accompanying notes are an integral part of these consolidated financial statements

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

1.      Basis of Presentation and General Information:

On November 30, 2007, Star Maritime Acquisition Corp. ("Star Maritime") incorporated in the state of Delaware, merged into its wholly-owned subsidiary at the time, Star Bulk Carriers Corp. ("Star Bulk") a company incorporated in Marshall Islands, with Star Bulk being the surviving entity (collectively, the "Company," "we" or "us").  This Merger is referred to as the Redomiciliation Merger or the Merger.

The accompanying consolidated financial statements as of and for the years ended December 31, 2007 and 2008 include the accounts of Star Bulk and its wholly owned subsidiaries.  The accompanying consolidated financial statements for the year ended December 31, 2006, and for the period from January 1, 2007 to November 30, 2007 (date of Redomiciliation Merger) include the accounts of Star Maritime.

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

On January 12, 2007, Star Maritime and Star Bulk entered into definitive agreements (the "Master Agreement") to acquire a fleet of eight drybulk carriers (the "Transaction") from certain subsidiaries of TMT Co. Ltd. ("TMT"), a shipping company headquartered in Taiwan. These eight drybulk carriers are referred to as the "initial fleet," or "initial vessels."  The aggregate purchase price specified in the Master Agreement for the initial fleet was $224,500 in cash and 12,537,645 shares of common stock of Star Bulk, issued on November 30, 2007.  The Company also agreed to issue to TMT an additional stock consideration of 1,606,962 common shares of Star Bulk in 2008 and 2009.  On July 17, 2008 the Company issued 803,481 shares out of additional stock consideration of 1,606,962 of common stock of Star Bulk to TMT.  The remaining 803,481 shares of Star Bulk's common stock will be issued to TMT within 10 business days following Star Bulk's filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

1.      Basis of Presentation and General Information-(continued):

On November 27, 2007 the Company obtained shareholder approval for the acquisition of the initial fleet and for effecting the Redomiciliation Merger, which became effective on November 30, 2007. The shares of Star Maritime were exchanged on one-for-one basis with shares of Star Bulk and Star Bulk assumed the outstanding warrants of Star Maritime.  Subsequently, Star Maritime shares ceased trading on the American Stock Exchange.

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

In addition, upon completion of the Redomiciliation Merger, all Trust Account proceeds were released to the Company to complete the Transaction as per the Master Agreement.  Star Bulk shares and warrants started trading on the Nasdaq Global Market on December 3, 2007 under the ticker symbols SBLK and SBLKW, respectively.  Immediately following the effective date of the Redomiciliation Merger, TMT and its affiliates owned 30.2% of Star Bulk's outstanding common stock. During the year 2008, F5 Capital (a TMT affiliate) filed a Schedule 13D/A on July 29, 2008 reporting beneficial ownership of approximately 7.0% of our outstanding common stock.

The Company began operations on December 3, 2007 with the delivery of its first vessel Star Epsilon.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

1.      Basis of Presentation and General Information-(continued):

Below is a table containing information regarding the Company's wholly owned ship-owning subsidiaries as of December 31, 2008:

Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
Star Bulk Management Inc.	-	-	-	-
Vessels in operation at December 31, 2008

Star Epsilon LLC	Star Epsilon (ex G Duckling)*	52,402	December 3, 2007	2001
Star Theta LLC	Star Theta (ex J Duckling)*	52,425	December 6, 2007	2003
Star Kappa LLC	Star Kappa (ex E Duckling)	52,055	December 14, 2007	2001
Star Beta LLC	Star Beta (ex B Duckling)*	174,691	December 28, 2007	1993
Star Zeta LLC	Star Zeta (ex I Duckling)*	52,994	January 2, 2008	2003
Star Delta LLC	Star Delta (ex F Duckling)*	52,434	January 2, 2008	2000
Star Gamma LLC	Star Gamma (ex C Duckling)*	53,098	January 4, 2008	2002
Star Alpha LLC	Star Alpha (ex A Duckling)*	175,075	January 9, 2008	1992
Lamda LLC	Star Sigma	184,403	April 15, 2008	1991
Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
Star Cosmo LLC	Star Cosmo	52,247	July 1, 2008	2005
Star Ypsilon LLC	Star Ypsilon	150,940	September 18, 2008	1991

Vessel sold
Star Iota LLC	Star Iota**	78,585	March 7, 2008	1983
* Initial fleet or initial vessels
** On April 24, 2008 the Company entered into an agreement to sell Stat Iota (which was a vessel in our initial fleet) for gross proceeds of $18.4 million less costs to sell of $1.8 million.  The vessel was delivered to its purchasers on October 6, 2008.

Charterers individually accounting for more than 10% of the Company's voyage revenues during the years ended December 31, 2006, 2007 and 2008 are as follows:

Charterer	2006	2007	2008
A	-	44%	-
B	-	36%	-
C	-	20%	-
D	-	-	19%
E	-	-	10%

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

2.      Significant Accounting Policies:

a)   Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which include the accounts of Star Maritime, prior to the Redomiciliation Merger, and of Star Bulk and its wholly owned subsidiaries referred to in Note 1 above. All inter-company accounts and transactions have been eliminated in consolidation.

b)   Use of estimates:  The preparation of the accompanying consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the accompanying consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c)  Other Comprehensive Income: The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. The Company has no such transactions which affect comprehensive income and, accordingly, comprehensive income equals net income for all periods presented.

d)  Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, short-term investments, and trade accounts receivable.  The Company's policy is to place cash and cash equivalents and short-term investments with financial institutions evaluated as being creditworthy, or in short–term market money market funds which are exposed to minimal interest rate and credit risk.  The Company, consistent with drybulk shipping industry practice, has not independently analyzed the creditworthiness of the charterers, and generally does not require collateral for its trade accounts receivable.

e)   Income taxes:

e.i)  Star Bulk: is not liable for any income tax on its income derived from shipping operations because the countries in which the subsidiaries ship-owning companies and the management company are incorporated do not levy tax on income, but rather a tonnage tax on vessels.

e.ii) Star Maritime: was incorporated in Delaware, thus, deferred income taxes were provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

2.      Significant Accounting Policies – (continued):

f)  Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar since the Company's vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the consolidated balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in General and administrative expenses in the accompanying consolidated statements of income.

g)   Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

h)  Cash Held in Trust:  Investments held in trust during the years ending December 31, 2006 and 2007, were held in short-term investments.  The Company invested in various short-term tax free money market funds promulgated under the Investment Company Act of 1940.  Interest income earned on such investments and unrealized and realized gains and losses were the Company's source of income until the consummation of the Merger.  For the years ended December 31, 2006 and 2007 the realized gain on such investments amounted to $4,057 and $1,179, respectively.

i)  Restricted Cash: Restricted cash reflects deposits that are required to be maintained with certain banks under the Company's loan agreements (Note 8). Restricted cash also consists of the restricted portion of forward freight agreements (FFA's) base and margin collaterals with London Clearing House (LCH).  As of December 31, 2008, the restricted balance with LCH amounted to $2,486 and is presented under current assets in the accompanying consolidated balance sheet.

j)  Trade accounts receivable:   The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables.  At December 31, 2008, no provision for doubtful debts was considered necessary.

k)  Inventories: Inventories consist of consumable bunkers and lubricants, which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

l)  Vessels, Net: Vessels are stated at cost, which consists of the purchase price and any material expenses incurred upon acquisition, such as (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage). Otherwise these amounts are charged to expense as incurred.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

2.      Significant Accounting Policies – (continued):

The aggregate purchase price paid for our eight vessels in the initial fleet from certain subsidiaries of TMT consisted of cash and common shares of Star Bulk. The stock consideration was measured based on the fair market value of the Company's shares at the time each vessel was delivered. The additional stock consideration of 1,606,962 common shares (Note 1) was measured when performance by TMT was complete upon delivery of the last vessel of the initial fleet on March 7, 2008. The aggregate purchase price consisting of cash and stock consideration was allocated to the acquired vessels based on relative fair values of the vessel on its respective dates of delivery to Star Bulk.

The cost of each of the Company's vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton).  Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard.  When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

m) Fair value of above/below market acquired time charter: The Company records all identified tangible and intangible assets associated with the acquisition of a vessel or liabilities at fair value.  Fair value of above or below market acquired time charters is determined by comparing existing charter rates in the acquired time charter agreements with the market rates for equivalent time charter agreements prevailing at the time the foregoing vessels are delivered. The present values representing the fair value of the above or below market acquired time charters are recorded as an intangible asset or liability, respectively.  Such intangible asset or liability is recognized ratably as an adjustment to revenues over the remaining term of the assumed time charter.

As a result of downturn in the shipping industry during the fourth quarter of 2008 the Company has revised its original assumptions of the latest available redelivery dates used in determining the term of its below and above market acquired   time charter agreements. Under the provision of SFAS No. 154 "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3," this revision was treated as a change in accounting estimate and was accounted for prospectively beginning October 1, 2008. The unamortized balance of below market acquired time charter agreements was amortized on an accelerated basis assuming the earliest redelivery dates of vessels under existing time charter agreements. This change had a positive impact on revenue of $13,018 for the year ended December 31, 2008.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

2.      Significant Accounting Policies – (continued):

n)  Impairment of Long-Lived Assets: The Company follows SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value.  In this respect, management regularly reviews the carrying amount of the vessels on vessel by vessel basis when events and circumstances indicate that the carrying amount of the vessels might not be recoverable.

At December 31, 2008, the Company performed an impairment review of the Company's vessels due to the global economic downturn and the prevailing conditions in the shipping industry. The Company compared undiscounted cash flows to the carrying values for the Company's vessels to determine if the assets were impaired. Significant management judgment is required in forecasting future operating results, used in this method. These estimates are consistent with the plans and forecasts used by management to conduct its business. As a result of this analysis, no assets were considered to be impaired and the Company has not recognized any impairment charge for its vessels other than one vessel classified as held for sale during the year ended December 31, 2008.

o) Vessels held for sale: It is the Company's policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies vessels as being held for sale when: management has committed to a plan to sell the vessels; the vessels are available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the vessels have been initiated; the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; the vessels are being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell.  These vessels are not depreciated once they meet the criteria to be classified as held for sale.

On April 24, 2008, the Company entered into an agreement to sell the Star Iota, for gross proceeds of $18.4 million less costs to sell of $1.8 million.  The Company delivered this vessel to its purchasers on October 6, 2008.  The Star Iota was classified as vessel held for sale during the first quarter of 2008 resulting in $3,646 of impairment loss to record vessel at a lower of its carrying amount or fair value less cost to sell that is included in the accompanying consolidated statements of income for the year ended December 31, 2008. (Note 5)

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

2.      Significant Accounting Policies – (continued):

p)  Financing Costs: Fees paid to lenders or required to be paid to third parties on the lender's behalf for obtaining loans or refinancing existing ones are recorded as deferred charges.  Unamortized fees relating to loans repaid or refinanced as debt extinguishment are expensed as interest and finance costs in the period the repayment or extinguishment is made using the effective interest method.

q)  Pension and retirement benefit obligations—crew: The ship-owning subsidiaries included in the consolidated financial statements employ the crew on board under short-term contracts (usually up to eight months) and, accordingly, are not liable for any pension or post-retirement benefits.

r)  Pension and retirement benefit obligations—administrative personnel: Administrative employees are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees' gross salary to the fund. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits without recourse to the Company.

s)  Equity incentive plan awards:  Stock-based compensation represents vested and nonvested restricted shares granted to employees and to non-employee directors, for their services as directors, and is included in "General and administrative expenses" in the consolidated statements of income. These shares are measured at their fair value equal to the market value of the Company's common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date. SFAS No. 123(R) describes two generally accepted methods of recognizing expense for restricted share awards with a graded vesting schedule for financial reporting purposes: 1) the "accelerated method," which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award and 2) the ''straight-line method'' which treats such awards as a single award and results in recognition of the cost ratably over the entire vesting period. The shares that contain a time-based service vesting condition are considered nonvested shares on the grant date and the total fair value of such shares is recognized using the accelerated method.

t)  Dry-docking and special survey expenses:  Dry-docking and special survey expenses are expensed when incurred.

u)  Accounting for Revenue and Related Expenses: The Company generates its revenues from charterers for the charterhire of its vessels. Vessels are chartered mainly using time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate. Under time charters, voyage costs, such as fuel and port charges are borne and paid by the charterer.  Company's time charters agreements are classified as operating leases. Revenues under operating lease arrangements are recognized when a charter agreement exists, charter rate is fixed and determinable, the vessel is made available to the lessee, and collection of the related revenue is reasonably assured. Revenues are recognized ratably on a straight line basis over the period of the respective charter agreement in accordance with SFAS No. 13 "Accounting for Leases." The Star Cosmo and the Star Ypsilon charter agreements have multiple time charter rates during the life of the agreement. As of December 31, 2008, the Company had deferred revenue of $5,072 relating to these charters which represents the difference between the charterhire payments received in advance of the charters and the charterhire revenue recognized and was classified under non-current liabilities.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

2.       Significant Accounting Policies – (continued):

Voyage charter agreements are charterhires, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate. Revenue from voyage charter agreements is recognized on a pro-rata basis over the duration of the voyage. Under voyage charter agreements, all voyage costs are borne and paid by the Company.  Demurrage income, which is included in voyage revenues, represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized when arrangement exists, services have been performed, the amount is fixed or determinable and collection is reasonably assured.

Deferred revenue includes cash received prior to the consolidated balance sheet date and is related to revenue earned after such date. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the rest as long-term liability. As of December 31, 2007 and 2008, the Company had deferred revenue of $916 and $3,554, respectively.

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees and other miscellaneous expenses.

Brokerage commissions are paid by the Company. Brokerage commissions are recognized over the related charter period and included in voyage expenses. All the other voyage expenses and vessel operating expenses are expensed as incurred.

v)  Fair value of financial instruments: On January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements", ("SFAS No. 157") for financial assets and liabilities and any other assets and liabilities carried at fair value and are measured on recurring basis. This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Company's adoption of SFAS No. 157 did not have a material effect on the Company's Consolidated Financial Statements for financial assets and liabilities and any other assets and liabilities carried at fair value. The Company has provided additional fair value disclosures in Note 17.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

2.       Significant Accounting Policies – (continued):

w) Fair Value Option:  On January 1, 2008, the Company adopted SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159").  SFAS No. 159 permits entities to choose to measure financial instruments and certain other items at fair value, with changes in fair value recognized in earnings.  The adoption of SFAS No. 159 did not have a material impact on the Company's financial statements as the Company made no election to account for its monetary assets and liabilities at fair value.

x)  Earnings per Common Share:  Earnings per share is computed in accordance with SFAS No. 128, "Earnings per Share".  Basic earnings per share are calculated by dividing net income available to common shareholders by the basic weighted average number of common shares outstanding during the period.  Diluted net income per share reflects the potential dilution assuming common shares were issued for the exercise of outstanding in-the-money warrants and unvested restricted shares and assuming the hypothetical proceeds, including proceeds from warrant exercise and average unrecognized stock-based compensation cost, thereof were used to purchase common shares at the average market price during the period such warrants and unvested restricted shares were outstanding (Note 10).

y)  Segment Reporting: The Company reports financial information and evaluates its operations by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet, and thus, the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

2.      Significant Accounting Policies – (continued):

z)  Recent Accounting Pronouncements :

(i)
In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)"). The Statement is a revision of SFAS No. 141, "Business Combinations", issued in June 2001 and is designed to improve the relevance, representational fairness and comparability and information that a reporting entity provides about a business combination and its effects. The Statement establishes principles and requirements for how the acquirer recognizes assets, liabilities and non-controlling interests, how to recognize and measure goodwill and the disclosures to be made. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As the provisions of SFAS 141(R) are applied prospectively, the impact to the Company cannot be determined until future transactions occur.

(ii)
In December 2007, the FASB issued SFAS No. 160 (SFAS No. 160) "Non-controlling Interests in Consolidated Financial Statements", an amendment of ARB No. 51. SFAS No. 160 amends ARB No. 151 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Standard applies to all entities that prepare consolidated financial statements, except not-for-profit organizations. The objective of the Standard is to improve the relevance, compatibility and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective as of the beginning of an entity's fiscal year that begins on or after December 15, 2008. Earlier adoption is prohibited. This statement will be effective for the Company for the fiscal year beginning January 1, 2009. The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

(iii)
In February 2008, the FASB issued FASB Staff Position ("FSP") FASB 157-2 "Effective Date of FASB Statement No. 157" ("FSP FASB 157-2"). FSP FASB 157-2, which was effective upon issuance, delays the effective date of SFAS 157 for nonfinancial assets and liabilities, except for items recognized or disclosed at fair value at least once a year, to fiscal years beginning after November 15, 2008. FSP FASB 157-2 also covers interim periods within the fiscal years for items within the scope of this FSP. The adoption of this statement is not expected to have a material effect on the Company's financial position, results of operations and cash flows.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

2.      Significant Accounting Policies – (continued):

(iv)
In March 2008 the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161").  The new standard is intended to improve financial reporting about derivative instruments and heding activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows.  It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.  The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

(v)
In April 2008, the FASB issued FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP No. FAS 142-3"). FSP No. FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") in order to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)"), and other GAAP. FSP No. FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The adoption of FSP No. FAS 142-3 will not have a material impact on the Company's Consolidated Financial Statements.

(vi)
In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS No.162"), which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. SFAS  No.162 was effective December 31, 2008 following the Commission's approval of certain amendments to auditing standards proposed by the Public Company Accounting Oversight Board. The Company has adopted SFAS No.162 as of December 31, 2008.  The adoption of SFAS No. 162 did not have an effect on the Company's Consolidated Financial Statements for the year ended December 31, 2008.

(vii)
On June 16, 2008, the FASB issued FSP EITF 03-6-1 "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities". The FASB concluded that all unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company will adopt this FSP in the first quarter of 2009 and will present earnings per share pursuant to the two-class method.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

3.      Transactions with Related Parties:

Transactions and balances with related parties are analyzed as follows:

	December 31, 2007	December 31, 2008
Assets
TMT Co ltd. (a)		454
Combine Marine S.A. (b)	$-	$11
Total assets	$-	$465

Liabilities
TMT Co ltd. (a)	$480	$-
Oceanbulk Maritime, S.A.(c)	-	1
Interchart Shipping Inc. (d)	-	6
Management and Directors	-	149
Total Liabilities	$480	$156

(a) TMT Co. Ltd.:  Under the Master Agreement (Note 1) the Company issued to TMT 12,537,645 shares of Star Bulk's common stock representing the stock consideration portion of the aggregate purchase price of initial vessels and agreed to issue to TMT the additional stock consideration of 1,606,962 common shares of Star Bulk in 2008 and 2009.  On July 17, 2008 The Company issued 803,481 of the additional consideration of 1,606,962 shares of common stock of Star Bulk to TMT.  During the year 2008, F5 Capital (TMT affiliate) filed a Schedule 13D/A on July 29, 2008 reporting beneficial ownership of 7.0% of the Company's outstanding common stock.  Under the Master Agreement, Star Bulk filed with the Commission a registration statement on Form F-3 (File No. 333-153304), which was declared effective on November 3, 2008, which covered the shares beneficially owned by TMT.  In addition, in certain circumstances, TMT may exercise certain piggyback registration rights.

Under the Master Agreement, as of December 31, 2007, Star Bulk took delivery of three vessels from the initial fleet as indicated in Note 1.  In addition, in December 2007, Star Bulk took delivery of the Star Kappa from TMT, which was not part of the initial fleet for a cash consideration of $72,000. During the year ended December 31, 2008, Star Bulk had taken delivery of the remaining five vessels from the initial fleet as indicated in Note 1.

Star Gamma LLC, a wholly-owned subsidiary of Star Bulk, entered into a time charter agreement dated, February 23, 2007, with TMT for the Star Gamma. The charter rate for the Star Gamma is $28.5 per day for a term of one year. Star Iota LLC, a wholly-owned subsidiary of Star Bulk, entered into a time charter agreement, dated February 26, 2007, with TMT for the Star Iota. The charter rate for the Star Iota was $18 per day for a term of one year. Neither of the above mentioned vessels were delivered to the Company as of December 31, 2007, consequently no amounts relating thereto have been included in the consolidated statement of income in 2007. For the year ended December 31, 2008, the Company earned $13,009 net revenue under the time charter party agreements with TMT and included in Voyage revenues in the Consolidated Statements of Income.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

3.      Transactions with Related Parties-(continued):

(a) TMT Co. Ltd.

On October 20, 2008, Mr. Nobu Su resigned from the board of directors of Star Bulk with immediate effect.  TMT is a company controlled by Mr. Nobu Su. Since that date TMT ceased to be a related party to Star Bulk.

As of December 31, 2007 Star Bulk has an outstanding balance of $480 (liability) representing bunker and lubricants on board payable from the company.  As of December 31, 2008, the outstanding balance of $454 with TMT mainly represented receivable for bunkers.

(b)  Combine Marine S.A. (or "Combine"):  Under an agreement dated May 4, 2007, Star Bulk appointed Combine, a company affiliated with Mr. Tsirigakis, Mr. Pappas and Mr. Christos Anagnostou, as interim manager of the vessels in the initial fleet. Under the agreement, Combine provided interim technical management and associated services, including legal services, to the vessels starting with their delivery to Star Bulk, and also provided such services and shore personnel prior to and during vessel delivery to Star Bulk in exchange for a flat fee of $10 per vessel prior to delivery and at a daily fee of $450 per vessel after vessel's delivery and during the term of the agreement. Combine was entitled to be reimbursed by Star Bulk for out-of-pocket expenses incurred by Combine while managing the vessels and was obligated to provide Star Bulk with the full benefit of all discounts and rebates available to Combine. The term of the agreement was for one year from the date of delivery of each vessel. Either party may terminate the agreement upon thirty days' notice. As of December 31, 2008, none of Star Bulk's vessels were managed by Combine.

As of December 31, 2007 and 2008 Star Bulk has an outstanding receivable balance of $0, and $11 respectively from Combine.  During the years ended December 31, 2006, 2007 and 2008 Combine Marine S.A. charged $0, $91 and $2,059 respectively for operational and technical management services.  Combine also charged $84 related to vessel pre-delivery expenses, which represents $10 per vessel from initial fleet plus $4 of other capitalized expenses that were capitalized as vessel cost as of December 31, 2007.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

3.      Transactions with Related Parties-(continued):

(c) Oceanbulk Maritime, S.A., or Oceanbulk: Oceanbulk Maritime, S.A., a related party, paid for certain expenses on behalf of Star Maritime. Mr. Petros Pappas, the Company's Chairman of the Board, is also the Honorary Chairman of Oceanbulk, a ship management company of drybulk vessels. Star Bulk's Chief Executive Officer, Mr. Prokopios (Akis) Tsirigakis, as well as its officer, Mr. Christos Anagnostou had been employees of Oceanbulk until November 30, 2007.   On June 3, 2008, we entered into an agreement with Vinyl Navigation, a company affiliated with Oceanbulk Maritime, S.A., a company founded by Star Bulk's Chairman, Mr. Petros Pappas, to acquire the Star Ypsilon, a Capesize drybulk carrier for the purchase price of $87,180, which was the same price that Vinyl Navigation had paid when it acquired the vessel from an unrelated third party. The Company eventually paid $86,940 due to the late delivery of the vessel.  The Star Ypsilon was delivered to the Company on September 18, 2008.  No commissions were charged to us on the sale or the chartering of the Star Ypsilon.  We acquired the Star Ypsilon with an existing above market time charter at an average daily hire rate of $91,932, and we recorded the fair market value of time charter acquired at $14,417 which is being amortized as a decrease to revenues during the remaining approximate three years period of the respective acquired time charter.  Vinyl Navigation has a back-to-back charter agreement with TMT, a company controlled by a former director of the Company, Mr. Nobu Su, on the same terms as Star Bulk's charter agreement with Vinyl Navigation.

There were no expenses incurred or charged by Oceanbulk Maritime S.A. during the year ended December 31, 2006.  Included in the consolidated statement of income for December 31, 2007 are legal and office support expenses paid to Oceanbulk Maritime S.A. in the amount of $196.  For the year ended December 31, 2008, the Company earned $11,611 net revenue under the time charter party agreements with Vinyl and included in Voyage revenues in the Consolidated Statements of Income.  The company also paid to Oceanbulk a brokerage commission amounting to $184 regarding the sale of the Star Iota (Note 5).  As of December 31, 2008, Star Bulk had an outstanding payable balance of $1.

(d) Interchart Shipping Inc. or Interchart: Interchart –a company affiliated to Oceanbulk- acting as a chartering broker of Star Zeta, Star Omicron, Star Beta , Star Sigma and Star Cosmo. As of December 31, 2007 and 2008 Star Bulk had an outstanding liability of $0 and $6 respectively to Interchart. During the year ended December 31, 2006, 2007 and 2008 the brokerage commission of 1.25% on charter revenue paid to Interchart amounted $0, $0 and $396, respectively and included in Voyage expenses in the Consolidated Statements of Income.

(e)  Consultancy Agreements

On October 3, 2007, Star Bulk has entered into separate consulting agreements with companies owned and controlled by the Chief Executive Officer and the Chief Financial Officer, for the services provided by the Chief Executive Officer and the Chief Financial Officer, respectively.  Each of these agreements has a term of three years unless terminated earlier in accordance with the terms of such agreements.  Under the consulting agreements, each company controlled by the Chief Executive Officer and the Chief Financial Officer is expected to receive an annual consulting fee of €370 (approx. $544) and €250 (approx. $368) respectively, commencing on the Merger date on a pro-rata basis.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

3.      Transactions with Related Parties-(continued):

Additionally, the Chief Executive Officer and the Chief Financial Officer are entitled to receive benefits under each of their consultancy agreements with Star Bulk, amongst others each is entitled to receive an annual discretionary bonus, to be determined by Star Bulk's board of directors in its sole discretion.  The related expenses for the years ended December 31, 2007 and 2008 were $659 and $969, respectively and are included under general and administrative expenses.

4.      Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2007	2008

Bunkers	$280	$412
Lubricants	318	864
	$598	$1,276

5.           Vessels and other fixed assets:

The amount shown in the accompanying consolidated balance sheets are analyzed as follows:

	As of December 31,
	2007	2008
Cost
Vessels	$263,585	$872,577
Other fixed assets	106	502
Total cost	263,691	873,079
Accumulated depreciation	(745)	(51,795)
Vessels and other fixed assets, net	$262,946	$821,284

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

5.           Vessels and other fixed assets (continued)

The impact of cash and stock consideration for vessels acquired in 2007 and 2008 and sold in 2008 to financial statements is analyzed as follows:
	Consolidated statements of cash flows		Consolidated statements of stockholders' equity	Consolidated balance sheets
	Cash paid for vessels to be acquired	Cash paid for vessels delivered and time charters acquired	Stock consideration	Additions to cost	Fair value of (below)/above market acquired time charter
Year ended December 31, 2007
Initial vessels	$83,444	$25,541	$175,955	$193,522	$(26,772)
Star Kappa	-	72,043	-	70,063	1,980
Other fixed assets	-	103	-	103	-
Total	$83,444	$97,687	$175,955	$263,688	$(24,792)

Year ended December 31, 2008
Initial vessels	$-	$115,696	$18,946	$327,974	$(75,164)
Disposal of initial vessel	-	-	-	(20,204)	-
Additional vessels	-	311,783	-	301,222	10,561
Other fixed assets		395	-	395	-
Total	$-	$427,874	$18,946	$609,387	$(64,603)

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

5.      Vessels and other fixed assets (continued)

Vessels acquisitions for the year ended December 31, 2007

Following the consummation of the Redomiciliation Merger, Star Bulk took delivery from TMT, three out of eight initial vessels indicated in Note 1. The total purchase price for all eight vessels included stock consideration of 12,537,645 shares and cash consideration of $224,500. The purchase price of the first three vessels from initial fleet delivered to Star Bulk in December, 2007 was first satisfied by issuing 12,537,645 shares to TMT and a cash payment of $25,541. In addition Star Bulk paid in advance to TMT the amount of $83,444 for vessels from initial fleet that were delivered in 2008. The stock consideration of $175,955 was measured based on the fair market value of Star Bulk's shares at the time of vessel delivery. The total purchase price for all eight vessels from initial fleet consisting of cash and stock consideration included in a table above was allocated to the acquired vessels based on vessel relative fair values on the date of delivery of each vessel in 2007 and 2008.

The total purchased price of $263,585 for vessels delivered in 2007 also includes cash consideration of $72,043 for Star Kappa and above market acquired time charter (Note 7), additional vessel acquired by Star Bulk from TMT and delivered to the Company on December 14, 2007.

Vessels acquisition for the year ended December 31, 2008

During the first quarter of 2008, Star Bulk took delivery of the remaining five vessels from initial fleet (Note 1) and paid the remaining cash consideration of $115,515 to TMT and $181 of capitalizable costs. The additional stock consideration of 1,606,962 common shares (Note 1) was determined to be $18,946 and was measured based on the Company's share price on March 7, 2008 when performance by TMT was complete upon delivery of the last initial vessel, Star Iota.

In addition to the initial vessels, during the year ended December 31, 2008 the Company acquired four additional vessels: Star Sigma, Star Omicron, Star Cosmo and Star Ypsilon (Note 3) and related time charter agreements (Note 7) for a cash purchase price of $311,783 in aggregate.

Vessel disposed during the year ended December 31, 2008

On April 24, 2008, the Company entered into an agreement to sell the Star Iota, a vessel from Initial fleet for gross proceeds of $18.4 million less costs to sell of $1.8 million.  The Company delivered this vessel to its purchasers on October 6, 2008. Star Iota was classified as vessel held for sale during the first quarter of 2008 resulting in $3,646 of impairment loss to record vessel at a lower of its carrying amount or fair value less cost to sell that is included in the accompanying consolidated statements of income for the year ended December 31, 2008.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

6.    Deferred finance charges

Deferred charges comprise deferred financing costs, consisting of fees and commissions associated with obtaining loan facilities which are amortized to interest and finance costs over the life of the related debt using the effective interest rate method.  On December 27, 2007, April 14 (amended September 18), and July 1, 2008  the Company entered into loan agreements for an amount up to $317,500 ($305,000 as amended, Note 8) in aggregate, resulting in the deferral of the associated loan management fees amounting to $1,625.  Amortization for the year ended December 31, 2008 amounted to $234 and is included under interest and finance costs.

7.   Fair value of acquired time charters:

The fair value of the time charters acquired at below/above fair market charter rates on the acquisition of the vessels is summarized below.  These amounts are amortized on a straight-line basis to the end of each charter period.

Vessel	Fair value of acquired time charter	Amortization 2007	Balance December 31, 2007	Amortization 2008	Balance as at December 31, 2008

Fair value of below market acquired time charter
Star Epsilon	$14,375	$889	13,486	$12,469	$1,017
Star Theta	12,397	576	11,821	8,745	3,076
Star Alpha	46,966		-	34,462	12,504
Star Delta	13,815		-	12,011	1,804
Star Gamma	11,649		-	11,649	0
Star Zeta	2,735		-	2,735	0
Star Cosmo	3,856			683	3,173
Total	$105,793	$1,465	25,307	$82,754	$21,574

Fair value of above market acquired time charter
Star Kappa	1,980	28	1,952	746	1,206
Star Ypsilon	$14,417		$-	$1,475	$12,942
Total	$16,397	$28	1,952	$2,221	$14,148

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

8.      Long-term Debt:

a)
On December 27, 2007 the Company entered into a loan agreement with Commerzbank AG in the amount of up to $120,000 in order to partially finance the acquisition cost of the second hand vessels, Star Gamma, Star Delta, Star Epsilon, Star Zeta, and Star Theta, which also provide the security for this loan agreement.  Under the terms of this loan facility, the repayment of $120,000 is over a nine year term and divided into two tranches. The first of up to $50,000 is repayable in twenty-eight consecutive quarterly installments commencing twenty-seven months after the initial borrowings but no later than March 31, 2010: (i) the first four installments amount to $2,250 each, (ii) the next thirteen installments amount to $1,000 each (iii) the remaining eleven installments amount to $1,300 each and a final balloon payment of $13,700 is payable together with the last installment. The second tranche of up to $70,000 is repayable in twenty-eight consecutive quarterly installments commencing twenty-seven months after draw down but no later than March 31, 2010: (i) the first four installments amount to $4,000 each (ii) the remaining twenty-four installments amount to $1,750 each and a final balloon payment of $12,000 is payable together with the last installment. The loan bears interest at LIBOR plus a margin at a minimum of 0.8% per annum to a maximum of 1.25% p.a. depending on whether the aggregate drawdown ranges from 60% up to 75% of the aggregate market value of the initial fleet.

The loan contains financial covenants, including requirements to maintain (i) a minimum liquidity of $10,000 or $1,000 per vessel, whichever is greater (ii) the market value adjusted equity ratio shall not be less than 25%, as defined therein and (iii) an aggregate market value of the vessels pledged as security under this loan agreement not less than (a) 125% of the then outstanding borrowings for the first three years and (b) 135% of the then outstanding borrowings thereafter. As of December 31, 2008, the Company's recognized restricted cash based on this covenant amounted to $12,000.

The Company was in compliance with the loan covenants as of December 31, 2008, except for the covenant related to fair market value of mortgaged vessels to then outstanding borrowings, for which the Company has obtained waivers in March 2009.

On March 13, 2009, the Company entered into agreement with Commerzbank to obtain waivers for certain covenants and the following loan and covenants amendments were agreed: during the waiver period from December 31, 2008 to January 31, 2010, the loan to value covenant shall at all times be less than 90% including the value of the additional securities provided by the waiver. As further security for this facility, the Company shall provide a first preferred mortgage on the vessel Star Alpha and shall pledge an amount of $6,000 to the lenders. Furthermore, the interest spread was increased to 2.00% per annum for the duration of the waiver period and LIBOR was replaced by cost of funds. In addition, during the waiver period, payments of dividend, share repurchases and investments are subject to the prior written consent of the lenders.

As of December 31, 2008, the Company had outstanding borrowings of $120,000, which is the maximum amount of borrowings permitted under this loan facility.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

8.      Long-term Debt (continued):

b)
On April 14, 2008, the Company entered into a loan agreement with Piraeus Bank A.E., or Piraeus Bank, or Piraeus Bank, acting as an agent, which was subsequently amended on April 17, 2008 and September 18, 2008.  Under the amended terms, the agreement provides for a term loan of $150,000 to partially finance the acquisition of the Star Omicron, the Star Sigma and Star Ypsilon.  This loan agreement is secured by the vessels Star Omicron, the Star Beta, and the Star Sigma. Under the terms of this term loan facility, the repayment of $150,000 is over six years and begins three months after the Company's first draw down amount and is divided into twenty-four consecutive quarterly installments: (i) the first installment amounts to $7,000, (ii) the second through fifth installments amount to $10,500 each, (iii) the sixth to eighth installments amount to $8,800 each, (iv) the ninth through fourteenth installments amount to $4,400 each, (v) the fifteenth through twenty-fourth installments amount to $2,700 each, and a final balloon payment in the amount of $21,200 is payable together with the last installment.  The loan bears interest at LIBOR plus a margin of 1.3% p.a.

This loan agreement with Piraeus Bank contains financial covenants, including requirements to maintain (i) a minimum liquidity of $500 million per vessel, (ii) the total indebtedness of the borrower over the market value of all vessels owned shall not be greater than 0.6:1, (iii) the interest coverage ratio shall not be less than 2:1 and (iv) an aggregate market value of the vessels pledged as security under this loan agreement should not be less than (a) 125% of the then outstanding borrowings for the first three years and (b) 135% of the then outstanding borrowings thereafter.

The Company was in compliance with the loan covenants as of December 31, 2008, except for the covenant related to fair market value of mortgaged vessels to then outstanding borrowings, for which the Company has obtained waivers in March 2009.

On March 11, 2009, the Company entered into agreements with Piraeus Bank to obtain waivers for certain covenants and the followings loan and covenants amendments were agreed: during the waiver period from December 31, 2008 to February 28, 2010, the required security cover covenant of 125% shall be waived. After the end of the waiver period, for the period from February 28, 2010 to February 28, 2011 the required security cover shall be reduced to 110% from 125% of the outstanding loan amount. The lenders shall waive the 60% corporate leverage ratio, which is the ratio of the Company's total indebtedness net of any unencumbered cash balances over the market value of all vessels owned by the Company, through February 28, 2010. As further security for this facility, the Company shall provide (i) first priority mortgages on and first priority assignments of all earnings and insurances of the vessels Star Kappa and Star Ypsilon; (ii) corporate guarantees from each of the collateral vessel owning limited liability companies; (iii) a subordination of the technical and commercial manager's rights to payment; (iv) a pledge amount of $9,000 to the lenders; and (v) the hedging obligation of the Company shall be waived until December 31, 2009. Furthermore, the interest spread was increased to 2% p.a. applicable for the period from January 1, 2009 to December 31, 2010, and thereafter shall be adjusted to 1.5% per annum until the margin review date of the facility. In addition, during the waiver period, payments of dividend are subject to the prior written consent of the lenders.

As of December 31, 2008, the Company had outstanding borrowings of $143,000, which is the maximum amount of borrowings permitted under this loan facility.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

8.      Long-term Debt (continued):

c)
On July 1, 2008, the Company entered into a loan agreement with Piraeus Bank A.E., acting as an agent, in the amount of $35,000 to partially finance the acquisition of the Star Cosmo, which also provides the security for this loan agreement. The full amount of the loan was drawn down, on the same date. Under the terms of this term loan facility, the repayment of $35,000 is over six years and begins three months after the Company draw down the full amount but no later than July 30, 2008 and is divided into twenty-four consecutive quarterly installments: (i) the first through fourth installments amounts to $1,500 each, (ii) the fifth through eighth installments amount to $1,250 each, (iii) the ninth to twelfth installments amount to $875 each, (iv) the thirteenth through twenty-fourth installments amount to $500 each and a final balloon payment of $14,500 is payable together with the last installment. The loan bears interest at LIBOR plus a margin of 1.325% p.a.

The loan agreement contains financial covenants, including requirements to maintain (i) a minimum liquidity of $500 per vessel, (ii) the total indebtedness of the borrower over the market value of all vessels owned shall not be greater than 0.6:1, (iii) the interest coverage ratio shall not be less than 2:1 and (iv) an aggregate market value of the vessels pledged as security under this loan agreement not less than (a) 125% of the then outstanding borrowings for the first three years and (b) 135% of the then outstanding borrowings thereafter.

The Company was in compliance with the loan covenants as of December 31, 2008, except for the covenant related to fair market value of mortgaged vessels to then outstanding borrowings, for which the Company has obtained waivers in March 2009.

On March 11, 2009, the Company entered into agreements with Piraeus Bank to obtain waivers for certain covenants and the followings loan and covenants amendments were agreed: during the waiver period from December 31, 2008 to February 28, 2010, the required security cover covenant of 125% shall be waived. After the end of the waiver period, for the period from February 28, 2010 to February 28, 2011 the required security cover shall be reduced to 110% from 125% of the outstanding loan amount. The lender shall waive the 60% corporate leverage ratio, which is the ratio of the Company's total indebtedness net of any unencumbered cash balances over the market value of all vessels owned by the Company, through February 28, 2010. Also, during the waiver period, no dividend payments are made without the prior written consent of the lenders.

As further security for this facility the Company will provide (i) second priority mortgage on and second priority assignment of all earnings and insurances of the Star Alpha; (ii) a corporate guarantee from Star Alpha's vessel owning limited liability company; (iii) a subordination of the technical and commercial managers rights to payment; and (iv) shall pledge an amount of $5,000 to the lenders. This facility is repayable beginning on April 2, 2009, in twenty-two consecutive quarterly installments: (i) the first two installments in the amount of $2,000 each; (ii) the third installment in the amount of $1,750; (iii) the fourth installment in the amount of $1,250; (iv) the fifth through tenth installment in the amount of $875 each; and (v) the final twelve installments in the amount of $500 each plus a balloon payment of $13,750 is payable together with the last installment.  In addition, the interest spread was adjusted to 2% p.a. applicable for the period from March 1, 2009 to February 28, 2010, and thereafter shall be adjusted to 1.5% p.a. until the final maturity date of the facility.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

8.      Long-term Debt (continued):

As of December 31, 2008, the Company had outstanding borrowings of $33,500, which is the maximum amount of borrowings permitted under this loan facility.

The weighted average interest rate (including the margin) was 3.63% as of December 31, 2008.

The principal payments required to be made after December 31, 2008, are as follows:

Years ending	Amount
2009	$49,250
2010	59,675
2011	31,725
2012	25,500
2013	23,800
2014 and thereafter	106,550
Total	$296,500

Interest expense for the year ended December 31, 2008 amounting to $9,655, amortization of deferred finance fees amounting to $234 and other finance fees amounting to $349 are included under "Interest and finance costs" in the accompanying consolidated statements of income.

9.      Preferred, Common stock and Additional paid in capital:

As of December 31, 2007 and 2008 the Company had common stock and warrants outstanding.

Preferred Stock: Star Bulk is authorized to issue up to 25,000,000 shares of preferred stock, $0.01 par value with such designations, as voting, and other rights and preferences, as  determined by the Board of Directors. As of December 31, 2007 and 2008 the Company had not issued any preferred stock.

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

Each outstanding share of Star Bulk common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by Star Bulk's board of directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of Star Bulk's securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which Star Bulk may issue in the future.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

9.      Preferred, Common stock and Additional paid in capital-(continued):

On November 30, 2007, the date of consummation of the Redomiciliation Merger, Star Bulk had outstanding 41,564,569 shares of common stock. This included the 12,537,645 shares of common stock that had been issued to TMT in connection with the Master Agreement (Note 1).  On July 17, 2008 the Company issued 803,481 shares of additional stock consideration of 1,606,962 of common stock of Star Bulk to TMT (Note 1).  The stock consideration was measured based on the fair market value of the shares at the time the vessels were delivered (Note 5) amounting to $175,955 for the initial 12,537,645 shares issued in 2007.  The additional stock consideration of 1,606,962 common shares (Note 1) was determined to be $18,946 and was measured based on the Company's share price on March 7, 2008 when performance by TMT was complete upon delivery of the last vessel of the initial fleet, the Star Iota (Note 5).

For the year ended December 31, 2008 Star Bulk have repurchased under the share and warrant repurchase program announced on January 24, 2008, a total of 1,247,000 of our common shares at an aggregate purchase price of $7,976.

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

Star Bulk may call the warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant at any time after the warrants become exercisable;

•	upon not less than 30 days' prior written notice of redemption to each warrant holder; and

•
if, and only if, the reported last sale price of the common stock equals or exceeds $14.25 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders.

Following the effectiveness of the Redomiciliation Merger, the warrants became exercisable and warrant holders exercised their right to purchase shares of the Company's common stock. Star Bulk as of December 31, 2007 and 2008 received a total of $7,534 and $94,236 respectively, representing 951,864 and 11,769,486 warrants respectively, at $8.00 per warrant exercised.  Following the exercise of 951,864 and 11,769,486 warrants in 2007 and 2008 respectively, 19,048,136 and 5,916,150 warrants remained outstanding as of December 31, 2007 and 2008, respectively.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

9.      Preferred, Common stock and Additional paid in capital-(continued):

Share and Warrant re-purchase plan:  Following the consummation of the Redomiciliation Merger, in 2008 the Company announced a repurchase plan of shares and warrants of up to an aggregate value of $50,000.  As at December 31, 2008 an amount of 1,247,000 shares and an amount of 1,362,500 warrants had been repurchased.

The Company paid $7,976 for the shares and $5,473 for the above mentioned warrants. Under the terms of the waiver agreements (Note 8) with the Company's lenders, any share and warrant repurchase are subject to their prior written consent.

Declaration of dividends: On February 14, 2008, the Company declared dividends amounting to $4,599 or $0.10 per share paid on February 28, 2008, to the stockholders of record as of February 25, 2008.

On April 16, 2008, the Company declared dividends amounting to $18,844 or $0.35 per share paid on May 23, 2008, to the stockholders of record as of May 16, 2008.

On July 29, 2008, the Company declared dividend amounting to $19,371 of $0.35 per share paid on August 18, 2008, to the stockholders of record as of August 8, 2008.

On November 17, 2008, the Company declared a cash dividend ($0.18 per share), amounting to $9,800, and stock dividend (4,255,002 shares issued) on Star Bulk's common stock totaling $0.36 equivalent per common share for the quarter ended September 30, 2008.  This cash dividend was paid and shares were issued on December 5, 2008 to stockholders of record on November 28, 2008.  The number of newly issued shares was based on the volume weighted average price of Star Bulk's shares on the Nasdaq Global Market during the five trading days before the ex-dividend date or November 25, 2008. The stock dividend issue of 4,255,002 shares was valued at $7,659, fair value based on the date shares were issued, on December 5, 2008. This equity value was deducted from the retained earnings and included in the additional paid in capital and common stock as indicated in the Consolidated Statements of Shareholders Equity. The management and the directors reinvested the cash portion of their dividend in 2009 (Note 18).

Under the terms of the waiver agreements (Note 8) with the Company's lenders, dividends payments are subject to their prior written consent.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

10. Earnings per Share:

The Company calculates basic and diluted earnings per share as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Income:
Net income	$2,978	$3,411	$133,738

Basic earnings per share:
Weighted average common shares outstanding, basic	29,026,924	30,065,923	52,477,947
Basic earnings per share	$0.10	$0.11	$2.55

Effect of dilutive securities:
Dilutive effect of Warrants and unvested restricted shares	-	6,751,693	1,970,038
Weighted average common shares outstanding, diluted	29,026,924	36,817,616	54,447,985
Diluted earnings per share	$0.10	$0.09	$2.46

During the years ended December 31, 2007 and 2008 951,864 and 11,769,486 (Note 9) warrants were exercised, respectively.  At December 31, 2007 and 2008, a total of 19,048,136 and 5,916,150 warrants were outstanding, respectively at an exercise price of $8 per warrant.  The exercise price of warrants was below the average market price of the Company's shares during the years ended December 31, 2007 and 2008.  Consequently, the Company's warrants were dilutive and included in the computation of the diluted weighted average common shares outstanding based on the treasury stock method.  The weighted average diluted common shares outstanding for the year ended December 31, 2007 excludes the effect of 165,000 (Note 11) of unvested restricted shares, because their effect would be anti-dilutive.   The weighted average diluted common shares outstanding for the year ended December 31, 2008 includes the effect of 1,255,000 (Note 11) of unvested restricted shares, because their effect would be dilutive.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

11.    Equity Incentive Plan:

On February 8, 2007 the Company's Board of Directors adopted a resolution approving the terms and provisions of the Company's Equity Incentive Plan (the Plan).  The Plan is designed to provide certain key persons, whose initiative and efforts are deemed to be important to the successful conduct of the business of the Company with incentives to enter into and remain in the service of the Company, acquire a propriety interest in the success of the Company, maximize their performance and enhance the long-term performance of the Company.

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

i) On December 3, 2007, the Company granted to Mr. Tsirigakis, the Company's Chief Executive Officer, and Mr. Syllantavos, the Company's Chief Financial Officer, 90,000 and 75,000 unvested restricted shares of Star Bulk common stock, respectively.  The fair value of each share was $15.34 which is equal to the market value of the Company's common stock on the grant date.  As of December 31, 2008 an amount of 110,000 shares are still unvested and will vest in two equal installments on  July 1, 2009 and July 1, 2010, respectively.  All 165,000 shares granted were issued during the year ended December 31, 2008.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

11. Equity Incentive Plan-(continued):

ii) On March 31, 2008, the Company concluded an agreement with Company's Director Mr. P. Espig.  Under this agreement, which is part of Company's Equity incentive plan, Mr. Espig received 150,000 restricted shares of Star Bulk common stock. The fair value of each share was $11.39 which is equal to the market value of the Company's common stock on the grant date.  As of December 31, 2008 an amount of 75,000 shares are still unvested and will vest on April 1, 2009.  All 150,000 shares granted were issued during the year ended December 31, 2008.

iii) On December 5, 2008, pursuant to the terms of the Plan the Company authorized the issuance of an aggregate of 130,000 unvested restricted common shares to all of our employees and an aggregate of 940,000 unvested restricted common shares to the members of its board of directors.  The fair value of each share was $1.80 which is equal to the market value of the Company's common stock on the grant date.  As of December 31, 2008, 1,070,000 shares were still unvested.  These shares were issued on January 20, 2009 and vested on January 31, 2009.

All unvested restricted shares are conditional upon the grantee's continued service as an employee of the Company, or as a director until the applicable vesting date.  The grantee does not have the right to vote such unvested restricted shares until they vest or exercise any right as a shareholder of these shares, however, the unvested shares will accrue dividends as declared and paid which will be retained by the Company until the share vest at which time they are payable to the grantee. For the year ended December 31, 2008, the Company paid dividends on unvested restricted shares which amounted to $206.  As unvested restricted share grantees retained dividends on awards that are expected to vest, such dividends were charged to retained earnings.

The Company estimates the forfeitures of restricted shares to be immaterial. The Company will, however, re-evaluate the reasonableness of its assumption at each reporting period.

For the years ended December 31, 2006, 2007 and 2008, stock based compensation was $0, $184 and $3,986 and is included in the general and administrative expenses in the accompanying consolidated statement of income and the deferred compensation costs from nonvested stock have been classified as a component of paid-in capital in accordance with SFAS No. 123(R).

A summary of the status of the Company's unvested shares as December 31, 2008, and movement during the year ended December 31, 2008, is presented below.

	Unvested	Weighted Average Grant Date Fair Value
Unvested at January 1, 2008	165,000	$15.34
Granted	1,220,000	2.97
Vested	(130,000)	13.06
Unvested at Decemeber 31, 2008	1,255,000	$4.91

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

11. Equity Incentive Plan-(continued):

As of December 31, 2008, there was $1,996 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 0.56 years.  The total fair value of shares vested during the year ended December 31, 2008 was $1,484.

12. Accrued liabilities

The amounts shown in the accompanying consolidated balance sheets are analysed as follows:

	2007	2008
Audit fees	$312	$644
Legal fees	-	64
Other professional fees	-	90
Stores, spares and repairs	289	1,219
Other Operating & voyage expenses	126	545
Other general and administrative expenses	125	168
Loan interest and Financing fees	641	566
Totals:	$1,493	$3,296

13. Time charter agreement termination fees

The vessel Star Sigma, which was on time charter to a charterer at a gross daily charter rate of $100,000 per day from April 2008 until March 2009, was redelivered to us earlier pursuant to an agreement whereby the charterer agreed to pay the contracted rate less $8,000 per day, which is the approximate operating cost for the vessel, from the date of the actual redelivery in November 2008 through March 1, 2009.  The total amount received (net of commissions) was $9,711.

14. Income Taxes:

a) Taxation on Marshall Islands registered companies

Under the laws of the countries of the companies' incorporation and/or vessels' registration, the companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

14. Income Taxes-(continued):

b) Taxation on US source income – shipping income

The Company believes that it and its subsidiaries are exempt from U.S. federal income tax at 4% on U.S. source shipping income, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and the Company's stock is primarily and regularly traded on an established securities market in the United States, as defined by the Internal Revenue Code (IRS) of the United States.  Under IRS regulations, a Company's stock will be considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

Based on the U.S. source Shipping Income for 2007 and 2008, the Company would be subject to U.S. federal income tax of approximately $17 and $258 under Section 887 in the absence of an exemption under Section 883.

c) Taxation on US source income – pre-Redomiciliation Merger

The provision of income taxes for Star Maritime., prior to merging into Star Bulk (Note 1) consists of the following:

	2006	2007	2008
Current-Federal	$207	$9	$-
Current-State and Local	-	-	-
Deferred-Federal	-	-	-
Deferred-State and Local	-	-	-
Total	$207	$9	$-

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

14. Income Taxes-(continued):

The total provision for income taxes differs from the amount which would be computed by applying the U.S. Federal income tax rate to income before the provision for income taxes as follows:

	2006	2007	2008
Expenses deferred for income taxes	$447	$-	$-
Valuation allowance	(447)	-	$-
Total deferred tax asset	$-	$-	-

15.           Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels.

The Company commenced an arbitration proceeding as complainant against Oldendorff Gmbh & Co. KG of Germany ("Oldendorff"), seeking damages resulting from Oldendorff's repudiation of a charter relating to the Star Beta. The Star Beta had been time chartered by a subsidiary of the Company to Industrial Carriers Inc. of Ukraine ("ICI"). Under that time charter, ICI was obligated to pay a gross daily charter hire rate of $106,500 until February 2010. In January 2008, ICI sub-chartered the vessel to Oldendorff for one year at a gross daily charter hire rate of $130,000 until February 2009. In October 2008, ICI assigned its rights and obligations under the sub-charter to one of our subsidiaries in exchange for ICI being released from the remaining term of the ICI charter. According to press reports, ICI subsequently filed for protection from its creditors in a Greek insolvency proceeding. Oldendorff notified the Company that it considers the assignment of the sub-charter to be an effective repudiation of the sub-charter by ICI. The Company believes that the assignment was valid and that Oldendorff has erroneously repudiated the subcharter.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.  Up to $1 billion of the liabilities associated with the individual vessels' actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club Insurance.

In May 2007, the Company entered into a one-year cancelable operating lease for its office facilities that terminated in May 2008.  In May 2008, the Company extended the operating lease for its office facilities until August 2008. In April 2008 the company entered into a twelve-year cancelable operating lease for its new office facilities that will be terminated in April 2020.  Monthly lease payments were $21.3 for the first year.  Obligation's calculation is adjusted annually to the inflation rate plus 2% and it is estimated 5%.

Rental expense for the year ended December 31, 2007 and 2008 was $11 and $179 respectively.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

15.           Commitments and Contingencies (continued):

Future rental commitments were payable as follows:

Years ending December 31,	Amount
2009	$278
2010	291
2011	306
2012	321
2013	337
2014 and thereafter	2,568
Total	$4,101

Future minimum contractual charter revenue, based on vessels committed to noncancelable, long-term time charter contracts as of December 31, 2008 will be:

Years ending December 31,	Amount
2009	$162,652
2010	136,600
2011	67,728
2012	15,373
2013	11,826
2014 and thereafter	1,037
Total	$395,216

These amounts do not include any assumed off–hire.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

16.           Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2008

Voyage expenses
Port charges	$-	$7	$660
Bunkers	-	3	571
Commissions paid – third parties	-	33	1,824
Commissions paid – related parties			396
Miscellaneous	-	-	53
Total voyage expenses	$-	$43	$3,504

Vessel operating expenses
Crew wages and related costs	$-	$417	$10,350
Insurances	-	40	2,225
Maintenance, Repairs, Spares and Stores	-	126	6,037
Lubricants	-	-	2,147
Tonnage taxes	-	35	120
Upgrading expenses	-	-	4,580
Miscellaneous	-	4	739
Total vessel operating expenses	$-	$622	$26,198

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

17.  Fair value disclosures:

SFAS No. 157 requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The Company trades in the FFAs market with an objective to utilize those instruments as economic hedge instruments that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. FFAs trading does not qualify for cash flow hedges for accounting purposes, therefore resulting gains or losses are recognized in the accompanying consolidated statements of income.

Dry bulk shipping FFAs generally have the following characteristics: they cover periods from several days and months to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties.  All Company's FFA's are cleared transactions.

The fair value of the Company's investments in FFA contracts entered into in 2008 are determined based on quoted prices in active markets on the last day of the reporting period and therefore are considered having Level 1 inputs of the fair value hierarchy as defined in SFAS No. 157.  The FFA contracts did not qualify for hedge accounting treatment.  Accordingly, all gains or losses have been recorded in the consolidated statement of income.

Gains recognized during the reporting period on FFA contracts still held at the reporting date amounted to $251 for the year ended December 31, 2008.

As of December 31, 2008 no fair value measurements for assets or liabilities under Level 2 and 3 were recognized in the Company's consolidated financial statements.

The carrying value of cash and cash equivalents, trade accounts receivable, accounts payable and current accrued liabilities approximates their fair value due to the short term nature of these financial instruments. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest.

18.  Subsequent Events:

a) Filing of a universal shelf registration statement:  On January 22, 2009, the Company filed with the Commission a universal shelf registration statement, as amended, on Form F-3 (File No. 333-156843), which was declared effective on February 17, 2009, covering the registration of up to $250.0 million of the Company's securities, including common shares, preferred shares, debt securities, guarantees, warrants, purchase contracts and units and covering up to 14,305,599 shares of the Company's common stock and 1,132,500 warrants under the U.S. Securities Act of 1933, as amended.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2007 and 2008

18.  Subsequent Events (continued):

b) Dispute relating to the earlier redelivery of a vessel by its Charterer: Arbitration proceedings have commenced pursuant to disputes that have arisen with the charterers of the Star Alpha. The disputes relate to vessel performance characteristics and hire. The Company is seeking damages for repudiations of the charter due to early redelivery of the vessel as well as unpaid hire, while the charterers are seeking contingent damages resulting from the vessel's off-hire.  Submissions and counterclaim submissions have been filed by parties with the arbitration panel. Arbitration proceeding, before a common panel, are also running between third parties that sub-chartered the vessel. In the first quarter of 2009 the vessel underwent unscheduled repairs which resulted in a 25 day off-hire period. Following the completion of the repairs, the Star Alpha was redelivered to the Company by its charterers approximately one month prior to the earliest redelivery date allowed under the time charter agreement.

c) Further developments on Dispute with Oldendorff:  In January 2009, the Company made a written submission to its appointed arbitrator asserting claims against Oldendorff and alleged damages in the amount of approximately $14,709. In March 2009, Star Bulk made a written submission to respond to claims that the Company overpaid under the relevant time charter agreement and submitted counterclaims in connection with the early re-delivery of the vessel. The Company believes that the assignment was valid and that Oldendorff has erroneously repudiated the sub-charter.

d) Reinvestment of the cash portion of the dividend for the quarter ended September 30, 2008: On January 20, 2009, management and the directors reinvested the cash portion of their dividend for the quarter ended September 30, 2008 (Note 9), amounting to $1,886 into 818,877 newly issued shares in a private placement at the same weighted average price as the stock portion of such dividend, effectively electing to receive the full amount of the dividend in the form of newly issued shares.

e) FFA's transactions: During 2009, we entered into a significant number of FFAs on the Capesize and Panamax indices. As of April 9, 2009, an unrealized loss of $1,904 was incurred as a result of the adjustment in the fair value of the FFAs.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Star Bulk Carriers Corp.
(Registrant)

Date: April 15, 2009	By:	/s/ Prokopios Tsirigakis
	Name:	Prokopios (Akis) Tsirigakis
	Title:	President and Chief Executive Officer