Form 20-F
period 2009-12-31
Star Bulk Carriers Corp.
filed 2010-03-23
CIK 1386716

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2009, there were 61,104,760 shares of common stock and 5,916,150 warrants of the registrant outstanding.  The warrants expired on March 15, 2010.

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

FORWARD-LOOKING STATEMENTS

Star Bulk Carriers Corp. and its wholly owned subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements.

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

A.           Selected Consolidated Financial Data

The table below summarizes the Company's recent financial information. The historical information was derived from the audited consolidated financial statements of Star Maritime and its subsidiaries for the period from May 13, 2005 (date of Star Maritime's inception) through December 31, 2005, and for the fiscal year ended December 31, 2006.  The information of Star Bulk and its wholly owned subsidiaries for the fiscal years ended December 31, 2007 includes the results for Star Maritime from January 1, 2007 to November 30, 2007, which is the date that the Redomiciliation Merger was completed. We refer you to the notes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. The information provided below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements, related notes and other financial information included herein.

The historical results included below and elsewhere in this document are not necessarily indicative of the future performance of Star Bulk.

3.A. (i) CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands of U.S. Dollars, except per share and share data)	May 13, 2005 (date of inception) to December 31,	Year Ended December 31,
	2005	2006	2007	2008	2009

Voyage revenues	-	-	3,633	238,883	142,351

Voyage expenses	-	-	43	3,504	15,374
Vessel operating expenses	-	-	622	26,198	30,168
Management fees	-	-	23	1,367	771
Drydocking expenses	-	-	-	7,881	6,122
Depreciation	-	1	745	51,050	58,298
Vessel impairment loss	-	-	-	3,646	75,208
(Gain)/loss on derivative instruments	-	-	-	(251)	2,154
(Gain) on time charter agreement termination	-	-	-	(9,711)	(16,219)
Loss on time charter agreement termination	-	-	-	-	11,040
General and administrative expenses	50	1,210	7,756	12,424	8,742
Operating (loss)/ income	(50)	(1,211)	(5,556)	142,775	(49,307)

Interest and Finance costs	-	-	(45)	(10,238)	(9,914)
Interest income	183	4,396	9,021	1,201	806
Net income/ (loss), before taxes	133	3,185	3,420	133,738	(58,415)

Income taxes	(23)	(207)	(9)	-	-
Net Income/(loss)	110	2,978	3,411	133,738	(58,415)
Earnings/(loss) per share, basic	0.01	0.10	0.11	2.55	(0.96)
Earnings/(loss) per share, diluted	0.01	0.10	0.09	2.46	(0.96)

Weighted average number of shares outstanding, basic	9,918,282	29,026,924	30,065,923	52,477,947	60,873,421
Weighted average number of shares outstanding, diluted	9,918,282	29,026,924	36,817,616	54,447,985	60,873,421

3.A. (ii) CONSOLIDATED BALANCE SHEET AND OTHER FINANCIAL DATA
(In thousands of Dollars, except per share and share data)	May 13, 2005 (date of inception) to December 31,	Year Ended December 31,
	2005	2006	2007	2008	2009
Cash and cash equivalents	593	2,118	18,985	29,475	40,142
Investments in Trust Account	188,859	192,915	-	-	-
Total assets	189,580	195,186	403,742	891,376	760,641
Current liabilities	4,345	6,973	3,057	57,287	71,092
Common stock	3	3	425	584	611
Stockholders' equity	120,555	123,533	375,378	560,140	499,257
Total liabilities and stockholders' equity	189,580	195,186	403,742	891,376	760,641
OTHER FINANCIAL DATA
Dividends declared and paid ($0.98 and $0.10 per share, respectively)	-	-	-	52,614	6,185
Net cash (used in) / provided by operating activities	(27)	1,699	370	110,747	65,878
Net cash (used in)/ provided by investing activities	(188,675)	(4)	12,963	(423,305)	(1,431)
Net cash provided by /(used in) financing activities	189,295	(170)	3,534	323,048	(53,780)
FLEET DATA
Average number of vessels (1)	-	-	0.21	10.76	11.97
Total ownership days for fleet (2)	-	-	75	3,933	4,370
Total available days for fleet (3)	-	-	71	3,712	4,240
Total voyage days for fleet (4)	-	-	69	3,618	4,117
Fleet utilization (5)	-	-	93%	98%	97%
AVERAGE DAILY RESULTS (In Dollars)
Time charter equivalent (6)	-	-	31,203	42,799	29,450
Vessel operating expenses	-	-	-	6,661	6,903
Management fees	-	-	-	348	176
General and administrative expenses	-	-	-	3,159	2,000
Total vessel operating expenses	-	-	-	10,168	9,079

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

Industry Specific Risk Factors

Charterhire rates for drybulk carriers are volatile and may decrease in the future, which would adversely affect our earnings and ability to pay dividends

We currently own and operate a fleet of 11 vessels consisting of three Capesize and eight Supramax drybulk carriers with an average age of 10.3 years and a combined cargo carrying capacity of approximately 931,178 dwt. The drybulk shipping industry is cyclical with attendant volatility in charterhire rates and profitability. The degree of charterhire rate volatility among different types of drybulk carriers varies widely. The Baltic Dry Index, or the BDI, which is published daily by the Baltic Exchange Limited, or the Baltic Exchange, a London-based membership organization that provides daily shipping market information to the global investing community, is an average of selected ship brokers' assessments of time charter rates paid by a customer to hire a drybulk vessel to transport drybulk cargoes by sea.  The BDI has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market.  The BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%.  The BDI fell over 70% during the month of October, 2008, alone.  During 2009, the BDI remained volatile, reaching a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009. The decline in time charter rates was due to various factors, including reduced shipments of bulk materials following the economic recession in the United States and other parts of the world. A lack of trade financing for purchases of commodities carried by sea resulted in a significant decline in cargo shipments during late 2008. Reduced activity in China affected the market most severely, evidenced by falling iron ore prices and increased stockpiles of ore at Chinese ports.  If the drybulk shipping market remains depressed in the future our earnings and available cash flow may decrease. Our ability to re-charter our vessels on the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the drybulk shipping market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for drybulk cargoes carried internationally at sea, including coal, iron, ore, grains and minerals.

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

An over-supply of drybulk carrier capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability

The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order is near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2008. Although many newbuildings cancellations occurred in 2009, a significant number of newbuildings continued to be delivered in 2009. As of December 31, 2009, newbuilding orders had been placed for an aggregate of about 59% of the current global drybulk fleet, with deliveries expected during the next 48 months. According to market sources about 40% of the drybulk carriers originally scheduled for delivery within 2009 were canceled or delayed. Due to lack of financing many analysts expect significant cancellations and slippage of newbuilding orders. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of drybulk carrier capacity, particularly in conjunction with the currently low level of demand, could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. If the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our drybulk carriers expire or are terminated, we may only be able to recharter those vessels at reduced rates or we may not be able to charter our vessels at all. The charters for three of our vessels expire in 2010.

Sharp declines in the spot drybulk charter market may affect our earnings and cash flows from the vessels we operate in the spot market

We currently do not employ any of our vessels in the spot market; however, we may in the future determine to employ some of our vessels in the spot market. During 2009, our revenues that were derived from the spot market were approximately 1% of our total voyage revenues. Vessels trading in the spot market are exposed to increased risk of declining charter rates and freight rate volatility compared to vessels employed on time charters. Since mid-August 2008, the spot day rates in the drybulk charter market have declined significantly, and drybulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China which resulted in falling iron ore prices and increased stockpiles in Chinese ports. Charter rates may remain at depressed levels for some time which will adversely affect our revenue and profitability.

The market values of our vessels have declined and may further decline, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities and/or we may incur a loss if we sell vessels following a decline in their market value

The fair market values of our vessels have generally experienced high volatility and have  declined significantly. The market prices for secondhand Capesize and Supramax drybulk carriers have decreased sharply from their historically high levels.

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

In addition, as vessels grow older, they generally decline in value. If the fair market value of our vessels decline further, we may not be in compliance with certain provisions of our amended term loans and we may not be able to refinance our debt or obtain additional financing. In addition, if we sell one or more of our vessels at a time when vessel prices have fallen, the vessel or the vessels must be classified as assets held for sale, resulting in a loss and a reduction in earnings.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Gulf of Aden and off the Nigerian coast. Throughout 2008 and 2009, the frequency of incidents of piracy has increased significantly, particularly in the Gulf of Aden, with drybulk vessels and tankers particularly vulnerable to such attacks. For example, in November 2008, the Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100.0 million. In February 2009, the Saldanha, a drybulk carrier not related to us, was seized by pirates while transporting coal through the Gulf of Aden.  If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  Crew costs, including those due to employing onboard security guards, could increase in such circumstances.  In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released.  A charterer may also claim that a vessel seized by pirates was not "on-hire" for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows.

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

During 2008 and 2009, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. As of March 23, 2010, we had total outstanding indebtedness of $231.0 million under our existing credit facilities.

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

Charter rates are subject to seasonal fluctuations and market volatility, which may adversely affect our financial condition and ability to pay dividends

We charter all of our vessels on medium- to long-term time charters with an average remaining term of approximately 1.3 years, other than the Star Ypsilon, which is currently employed under a contract of affreightment, or COA.  We may in the future determine to employ some of our vessels in the spot market.  Demand for vessel capacity has historically exhibited seasonal variations and, as a result, fluctuations in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results for vessels trading in the spot market. The drybulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. As a result, our revenues from our drybulk carriers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues from our drybulk carriers may be stronger in fiscal quarters ended December 31 and March 31. Seasonality in the sector in which we operate could materially affect our operating results and cash available for dividends in the future.

Rising fuel prices may adversely affect our profits

Fuel is a significant, if not the largest, expense in our shipping operations when vessels are not under period charter. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

We operate our vessels worldwide and as a result, our vessels are exposed to international risks which may reduce revenue or increase expenses

The international shipping industry is an inherently risky business involving global operations. Our vessels are at a risk of damage or loss because of events such as mechanical failure, collision, human error, war, terrorism, piracy, cargo loss and bad weather. In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions which may reduce our revenue or increase our expenses.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points.  Inspection procedures can result in the seizure of the cargo and/or our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us. It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows, financial condition and available cash and ability to pay dividends.

Political instability, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends if reinstated in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities. Terrorist attacks such as the attacks on the United States on September 11, 2001, the bombings in Spain on March 11, 2004, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to contribute to world economic instability and uncertainty in global financial markets. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

In the past, political conflicts have also resulted in attacks on vessels, such as the attack on the Limburg in October 2002, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

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

Company Specific Risk Factors

Substantial debt levels could limit our flexibility to obtain additional financing or pursue other business opportunities

As of March 23, 2010, we had outstanding indebtedness of $231.0 million and we expect to incur additional indebtedness as we continue to grow our fleet. Currently, we do not have any additional borrowing capacity under our existing loan facilities. This level of debt could have important consequences to us, including the following:

•
we may not be able to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may be unavailable on favorable terms;

•
we may need to use a substantial portion of our cash from operations to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and dividends to our shareholders;

•	our debt level could make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.  In addition, our loan agreements may impose operation restrictions on us such as changing the management of our vessels.  Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

The Company was in compliance with the financial covenants in the amended waiver agreements as of December 31, 2009.

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

In March and December 2009, we entered into agreements with each of our lenders to obtain waivers for certain covenants including minimum asset coverage covenants contained in our loan agreements. See Item 5, "Liquidity and Capital Resources - Senior Secured Credit Facilities."

Under the terms of our waiver agreements, as amended, our dividend payments, share repurchases and investments are subject to the prior written consent of our lenders.  In addition, for the duration of the waiver periods the interest spread for each of the above referenced loans will be adjusted to 2% per annum.  Followng the waiver period, the interest spread under our $150.0 million and $35.0 million loan facilities will be adjusted to 1.5% and under our $120 million loan facility the interest spread will be adjusted to that provided in the initial loan agreement.  Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

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

We may be unable to renew our waivers

In March and December 2009, we entered into agreements with our lenders to obtain waivers for certain covenants including minimum asset coverage covenants contained in our loan agreements that expire in early 2010 and 2011, respectively. Please see "Item 5.Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

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

Our lenders have imposed a restriction on our dividend payments under the terms of our waiver agreements

As a result of restrictions imposed by our lenders, including the restriction on dividend payments under the terms of our waiver agreements, we may not be able to pay dividends.

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

In June 2009, with the consent of our lenders, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ended June 30, 2009 which was paid on or about July 14, 2009 to shareholders as of record on July 7, 2009.  Our lenders consented to our declaration and payment of this quarterly dividend.  In November 2009, with the consent of our lenders, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ended September 30, 2009, which was paid on or about December 4, 2009 to shareholders of record as of November 27, 2009.  In February 2010, with the consent of our lenders, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ending December 31, 2009, which was paid on March 11, 2010 to shareholders of record as of March 8, 2010.

In addition, the payment of any future dividends will be subject at all times to the discretion of our board of directors and the consent of our lenders. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends, or if there is no surplus, dividends may be declared or paid out of net profits for the fiscal year

We are dependent on medium- to long-term time charters in a volatile shipping industry and a decline in charterhire rates would affect our results of operations and ability to pay dividends

We charter all of our vessels on medium- to long-term time charters with an average remaining term of approximately 1.3 years, other than the Star Ypsilon, which is currently employed under a COA. The time charter market is highly competitive and spot market charterhire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity. Our ability to re-charter our vessels on the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the drybulk shipping market. The drybulk carrier charter market is volatile, and in the past, time charter and spot market charter rates for drybulk carriers have declined below operating costs of vessels. If future charterhire rates are depressed, we may not be able to operate our vessels profitably or to pay you dividends. Under the terms of our waiver agreements with our lenders, payment of dividends and repurchases of our shares and warrants are subject to the prior written consent of our lenders. Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

Default by our charterers may lead to decreased revenues and a reduction in earnings

Consistent with drybulk shipping industry practice, we have not independently analyzed the creditworthiness of the charterers. Our revenues may be dependent on the performance of our charterers and, as a result, defaults by our charterers may materially adversely affect our revenues.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance

We derive a significant part of our charterhire from a small number of customers, with 65% of our voyage revenues, as presented in our statement of operations, for the fiscal year ended December 31, 2009 generated from five charterers. Currently, ten of our vessels are employed under fixed rate period charters to six customers. If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

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

If we lose a key customer, we may be unable to obtain charters on comparable terms or may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations.  Two of our time charters on which we deploy our vessels provide for charter rates that are significantly above current market rates, particularly spot market rates that most directly reflect the current depressed levels of the drybulk charter market. If it were necessary to secure substitute employment, in the spot market or on time charters, for any of these vessels due to the loss of a customer in these market conditions, such employment would be at a significantly lower charter rate than currently generated by such vessel, or we may be unable to secure a charter at all, in either case, resulting in a significant reduction in revenues. The loss of any of our customers or time charters, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

The failure of our charterers to meet their obligations under our time charter agreements, on which we depend for substantially all of our revenues, could cause us to suffer losses or otherwise adversely affect our business

As of March 23, 2010, we employed all of our vessels under time charter agreements, other than the Star Ypsilon, which is currently employed under a COA, with an average remaining duration of approximately 1.3 years. For the year ended December 31, 2009, 65% of our voyage revenues-net of commissions- were generated from five charterers. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities such as iron ore, coal, grain, and other minor bulks. In addition, in these depressed market conditions, certain charterers, including some of our charterers, are renegotiating the terms of the charters or defaulting on their obligations under the charters. The time charters for two of our vessels, Star Zeta and Star Omicron, provide for charter rates that are significantly above market rates as of March 23, 2010.  Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or through a time charter would be at lower rates because of the currently depressed drybulk carrier charter rate levels. The Star Epsilon and the Star Kappa were previously time chartered until 2014 and Star Ypsilon until 2011. We withdrew the vessels from their charterers' service because of the charterers' repudiatory breach of time charter agreements.  Arbitration proceedings have commenced against the vessels' charterers in London to pursue damages arising from such breach, which will include the loss of hire.  We have employed the vessels under new time charter agreements at rates that are lower than we would have earned under the previous charter agreements.  The Star Sigma was previously fixed for a minimum of 36 months and a maximum of 41 months and following renegotiation with the charterer, we agreed to amend the charter to provide for a minimum of 56 months and a maximum of 61 months at a lower rate.  If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business

We enter into bunker swaps and freight forward agreements. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries and the overall financial condition of the counterparty. We seek to minimize our counterparty risk by doing business only with well established financial institutions such as the London Clearinghouse (LCH).  Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Investment in derivative instruments such as freight forward agreements or other derivative instruments could result in losses

From time to time, we may take positions in derivative instruments including freight forward agreements, or FFAs and other derivative instruments. Generally, FFAs and other derivative instruments may be used to hedge a vessel owner's exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments we could suffer losses in the settling or termination of the FFA or other derivative instruments. This could adversely affect our results of operation and cash flow.

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

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow

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

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations

Our success depends to a significant extent upon the abilities and efforts of our management team. As of March 23, 2010, we had thirty-two employees.  Thirty of our employees, through our wholly owned subsidiaries, Star Bulk Management Inc., or Star Bulk Management, and Starbulk S.A, are engaged in the day to day management of the vessels in our fleet. Our success depends upon our ability to retain key members of our management team and the ability of Star Bulk Management to recruit and hire suitable employees. The loss of any members of our senior management team could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain "key-man" life insurance on any of our officers or employees of Star Bulk Management and/or Starbulk S.A.

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

In accordance with our code of ethics, which is located on our website at www.starbulk.com, all ongoing and future transactions between us and any of its officers and directors or their respective affiliates, will be on terms believed by us to be no less favorable than are available from unaffiliated third parties, and such transactions will require prior approval, in each instance by a majority of our uninterested "independent" directors or the members of our board who do not have an interest in the transaction, in either case who had access, at our expense, to its attorneys or independent legal counsel.

As we expand our fleet, we will need to expand our operations and financial systems and hire new shoreside staff and seafarers to staff our vessels; if we cannot expand these systems or recruit suitable employees, our performance may be adversely affected

Our operating and financial systems may not be adequate as we expand our fleet, and our attempts to implement those systems may be ineffective. In addition, we rely on our wholly-owned subsidiaries, Star Bulk Management and Starbulk S.A., to recruit shoreside administrative and management personnel. Shoreside personnel are recruited by Star Bulk Management and Starbulk S.A. through referrals from other shipping companies and traditional methods of securing personnel, such as placing classified advertisements in shipping industry periodicals. Star Bulk Management has sub-contracted crew management, which includes the recruitment of seafarers, to Bernhardt Schulte Shipmanagement Ltd., or Bernhardt, a major international third-party technical management company, and Union Commercial Inc., or Union. Star Bulk Management and its crewing agent may not be able to continue to hire suitable employees as Star Bulk expands its fleet. If we are unable to operate our financial and operations systems effectively, recruit suitable employees or if Star Bulk Management's unaffiliated crewing agent encounters business or financial difficulties, our performance may be materially adversely affected.

Labor interruptions could disrupt our business

Our vessels, for which Star Bulk Management and Starbulk S.A. provide the crew (the Star Gamma, Star Delta and Star Omicron), are manned by masters, officers and crews that are employed by our shipowning subsidiaries.  If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

If our vessels fail to maintain their class certification and/or fail any annual survey, intermediate survey, dry-docking or special survey, that vessel would be unable to carry cargo, thereby reducing our revenues and profitability and violating certain covenants under our credit facilities

The hull and machinery of every commercial drybulk vessel must be classed by a classification society authorized by its country of registry.  The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention, or SOLAS.  All of our vessels are certified as being "in class" by major Classification Societies (e.g., RINA and Nippon Kaiji Kyokai).

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

The operation of drybulk carriers involves certain unique operational risks

The operation of drybulk carriers has certain unique operational risks. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the drybulk carrier. Drybulk carriers damaged due to treatment during unloading procedures may be more susceptible to a breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of their holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the drybulk carrier's bulkheads leading to the loss of the drybulk carrier.

If we are unable to adequately maintain or safeguard our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends if reinstated in the future. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

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

We may be subject to calls because we obtain some of our insurance through protection and indemnity associations

We may be subject to increased premium payments, or calls, in amounts based on our claim records and the claim records of our fleet managers as well as the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Because we generate all of our revenues in dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations

We generate all of our revenues in dollars but we incur a portion of our expenses in currencies other than the dollar. This difference could lead to fluctuations in net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing our revenues. Further declines in the value of the dollar could lead to higher expenses payable by us.

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

There is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes after the merger of Star Maritime with and into Star Bulk, with Star Bulk as the surviving corporation, or the Redomiciliation Merger, which would adversely affect our earnings

Section 7874(b) of the U.S. Internal Revenue Code of 1986, as amended, or the Code, provides that, unless certain requirements are satisfied, a corporation organized outside of the United States which acquires substantially all of the assets (through a plan or a series of related transactions) of a corporation organized in the United States will be treated as a U.S. domestic corporation for U.S. federal income tax purposes if shareholders of the U.S. corporation whose assets are being acquired own at least 80% of the non-U.S. acquiring corporation after the acquisition. If Section 7874(b) of the Code were to apply to Star Maritime and the Redomiciliation Merger, then, among other consequences, the Company, as the surviving entity of the Redomiciliation Merger, would be subject to U.S. federal income tax as a U.S. domestic corporation on its worldwide income after the Redomiciliation Merger. Upon completion of the Redomiciliation Merger and the concurrent issuance of stock to TMT Co. Ltd., or TMT, a shipping company headquartered in Taiwan, under the acquisition agreements, the stockholders of Star Maritime owned less than 80% of the Company. Therefore, the Company believes that it should not be subject to Section 7874(b) of the Code after the Redomiciliation Merger. Star Maritime obtained an opinion of its counsel, Seward & Kissel LLP, that Section 7874(b) should not apply to the Redomiciliation Merger. However, there is no authority directly addressing the application of Section 7874(b) of the Code to a transaction such as the Redomiciliation Merger where shares in a foreign corporation such as the Company are issued concurrently with (or shortly after) a merger. In particular, since there is no authority directly applying the "series of related transactions" or "plan" provisions to the post-acquisition stock ownership requirements of Section 7874(b) of the code, the U.S. Internal Revenue Service, or the IRS, may not agree with Seward & Kissel's opinion on this matter. Moreover, Star Maritime has not sought a ruling from the IRS on this point. Therefore, the IRS may seek to assert that we are subject to U.S. federal income tax on our worldwide income for taxable years after the Redomiciliation Merger, although Seward & Kissel is of the opinion that such an assertion should not be successful.

We may have to pay tax on U.S.source income, which would reduce our earnings

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

We expect that we will qualify for this statutory tax exemption and we have taken this position for U.S. federal income tax return reporting purposes for 2009 and we intend to take this position for 2010. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For instance, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a 5% or greater interest in our common stock owned, in the aggregate, 50% or more of our outstanding common stock for more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances with regard to our tax-exempt status or that of any of our subsidiaries.

If we are not entitled to the exemption under Section 883 of the Code for any taxable year, we would be subject during those years to a 4% U.S. federal income tax on our U.S. source shipping income. The imposition of this tax would have a negative effect on our business and would result in decreased earnings.

The preferential tax rates applicable to "qualified dividend income" are temporary, and the enactment of proposed legislation could affect whether dividends paid by us constitute "qualified dividend income" eligible for the preferential tax rates

Certain of our distributions may be treated as "qualified dividend income" eligible for preferential rates of U.S. federal income tax to U.S. taxpayers. In the absence of legislation extending the term for these preferential tax rates, all dividends received by such U.S. taxpayers in tax years beginning on January 1, 2011 or later will be subject to U.S. federal income tax at the graduated tax rates applicable to ordinary income.

In addition, legislation has been proposed in the U.S. Congress that would, if enacted, deny the preferential rates of U.S. federal income tax currently imposed on "qualified dividend income" with respect to dividends received from a non-U.S. corporation if the non-U.S. corporation is created or organized under the laws of a jurisdiction that does not have a comprehensive income tax system. Because the Marshall Islands imposes only limited taxes on entities organized under its laws, it is likely that if this legislation were enacted, the preferential tax rates of U.S. federal income tax may no longer be applicable to distributions received from us. As of the date hereof, it is not possible to predict with certainty whether this proposed legislation will be enacted.

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. shareholders

We will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of our gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of our assets produce, or are held for the production of those types of "passive income," to which the Company refers to as "passive assets." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our method of operation, we take the position for U.S. federal income tax purposes that we have not been, and are not currently, a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we take the position that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute "passive assets."

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. In addition, we have not received an opinion of counsel with respect to this issue. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from these time charters as services income for other tax purposes. However, we note that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, there is a risk that the IRS or a court of law may not accept our position, and treat us as a PFIC. Moreover, we may constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS on a count were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders may face adverse U.S. federal income tax consequences. Under the PFIC rules, unless such U.S. shareholders make an election available under the Code (which election could itself have adverse consequences), such U.S. shareholders would be subject to U.S. federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the U.S. shareholder's holding period of our common stock.

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

Certain stockholders hold registration rights, which may have an adverse effect on the market price of our common stock

Initial stockholders of Star Maritime who purchased common stock and units in private transactions prior to Star Maritime's initial public offering have certain registration rights which require us, under certain circumstances, to register the resale of their shares at any time following the release of the shares from escrow which occurred on December 15, 2008. Pursuant to those registration rights, we have included in a universal shelf registration statement (File No. 333-156843), which was declared effective by the Commission on February 17, 2009, the resale registration of 14,305,599 shares of common stock, of which 11,981,766  are currently eligible for trading in the public market. The resale of these common shares in addition to the registration of other securities included in such registration statement, may have an adverse effect on the market price of our common stock.

Future sales of our common stock could cause the market price of our common stock or warrants to decline

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

As noted above, we have filed a universal shelf registration statement pursuant to which we may offer and sell different types of securities and that includes the resale registration of an aggregate of 11,981,766 common shares.  We may issue additional shares of our common stock, warrants or other equity securities or securities convertible into our equity securities in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue 300,000,000 common shares with par value $0.01 per share. As of December 31, 2009 and March 23, 2010, we had 61,104,760 shares outstanding.  As of December 31, 2009, we had 5,916,150 warrants outstanding, all of which expired on March 15, 2010.

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

The market price of our common shares has fluctuated widely and may fluctuate widely in the future

The market price of our common shares has fluctuated widely since our common shares and warrants began trading in the Nasdaq Global Market in December 2007, and may continue to do so as a result of many factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, mergers and strategic alliances in the shipping industry, market conditions in the shipping industry, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors and the general state of the securities market.

The market price of our common shares has dropped below $5.00 per share, and the last reported sale price on The Nasdaq Global Market on March 22, 2009 was $2.82 per share. If the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.

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

On January 12, 2007, Star Maritime and Star Bulk entered into definitive agreements to acquire a fleet of eight drybulk carriers with a combined cargo-carrying capacity of approximately 692,000 dwt. from certain subsidiaries of TMT. These eight drybulk carriers are referred to as the initial fleet. The aggregate purchase price specified in the Master Agreement by and among the Company, Star Maritime and TMT, or the Master Agreement for the initial fleet was $224.5 million in cash and 12,537,645 shares of our common stock, which were issued on November 30, 2007. As additional consideration for eight vessels, we agreed to issue 1,606,962 shares of our common stock to TMT in two installments as follows: (i) 803,481 additional shares of our common stock, no more than 10 business days following the filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, and (ii) 803,481 additional shares of our common stock, no more than 10 business days following the filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2008. The shares in respect of the first installment were issued to a nominee of TMT on July 17, 2008 and the shares in respect of the second installment were issued to a nominee of TMT on April 28, 2009.

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

We began our operations on December 3, 2007 with the delivery of our first vessel Star Epsilon. Three of the eight vessels comprising our initial fleet were delivered to us by the end of December 2007. Additionally, on December 3, 2007, we entered into an agreement to acquire an additional Supramax vessel, Star Kappa from TMT, which was not included in the initial fleet and was delivered to us on December 14, 2007. In 2008, we took delivery of the remaining five vessels that we purchased from TMT, plus an additional four vessels. In April 2008 and July 2009, we entered into agreements to sell Star Iota and Star Alpha, which were delivered to their new owners in October 2008 and December 2009, respectively, bringing our fleet to its current total of eleven vessels.

Vessel Acquisitions, Dispositions and Other Significant Transactions

Vessel Acquisitions

On January 12, 2007, pursuant to the Master Agreement, we agreed to acquire our initial fleet of eight drybulk carriers with a combined cargo-carrying capacity of approximately 692,000 dwt. from certain subsidiaries of TMT. The aggregate purchase price specified in the Master Agreement for the initial fleet was $224.5 million in cash and 12,537,645 shares of our common stock.  As additional consideration for the eight vessels, we agreed to issue 1,606,962 additional shares of our common stock to TMT in two installments as described above.

On December 3, 2007, we entered into an agreement with TMT, a company affiliated with Mr. Nobu Su, one of our former directors, to acquire Star Kappa, a 2001 built Supramax drybulk carrier for the aggregate purchase price of $72.0 million with a cargo carrying capacity of approximately 52,055 dwt. We financed the total purchase price of the initial fleet and the Star Kappa with proceeds from Star Maritime's initial public offering, which were deposited in a trust account. Following the delivery of this vessel to us in December 2007, it commenced a three year time charter at an average daily hire rate of $47,800.

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

On February 18, 2010, we entered into an agreement to acquire from an unaffiliated third party, a 2000 built, 171,000 dwt., Capesize drybulk carrier Nord-Kraft (to be renamed Star Aurora) vessel for approximately $42.5 million.  We plan to finance the purchase of this vessel with a combination of cash and bank debt.  We expect this vessel to be delivered between the third quarter of 2010 and the first quarter of 2011.  In March 2010, we entered into a time charter agreement with Rio Tinto for the Star Aurora for a period of approximately three years at a gross daily rate of $27,500.

Vessel Dispositions

On April 24, 2008, we entered into an agreement to sell Star Iota for gross proceeds of $18.4 million less $1.8 million of costs associated with the sale. We delivered this vessel to its purchasers on October 6, 2008.

On July 21, 2009, we entered into agreements to sell the Star Alpha to an unaffiliated third party for gross proceeds of approximately $19.9 million.  We classified the Star Alpha as an asset held for sale during the third quarter 2009 and as a result recorded an impairment loss of $75.2 million during the year ended December 31, 2009. We delivered the vessel to its new owners on December 21, 2009.

On January 18, 2010, we entered into agreements to sell the Star Beta to an unaffiliated third party for gross proceeds of approximately $22.0 million.  We expect to deliver the vessel to its purchasers in the second quarter of 2010 following the redelivery under its current time charter.

Other Significant Transactions

In March 2009 and December 2009, we entered into agreements with our lenders to obtain waivers for certain covenants including minimum asset coverage covenants contained in our loan agreements.  Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

On November 23, 2009 at our annual meeting of shareholders, our shareholders voted to approve an amendment to our Amended and Restated Articles of Incorporation increasing the number of common shares that we are authorized to issue from 100.0 million registered common shares, par value $0.01 per share, to 300.0 million registered common shares, par value $0.01 per share.

In addition, our shareholders voted to approve an amendment to our Amended and Restated Articles of Incorporation as set forth below that would grant the Chairman of our Board of Directors a tie- breaking vote in the event the Board vote is evenly split or deadlocked on a matter presented for vote. The BCA does not currently provide for granting the Chairman a tie-breaking vote where, as in the Company's case, there is only one class of shares outstanding. However, there is a proposed amendment to the BCA pending before the current Session of the Marshall Islands legislature which would allow the granting of such tie-breaking vote to the Chairman. This amendment mirrors and is drawn from a similar existing provision in the Delaware General Corporation Law. The Board has deferred authorizing the necessary actions to effect such amendment to our Amended and Restated Articles of Incorporation until such time as the BCA has been amended to permit such amendment.

The text of the proposed amendment to our Amended and Restated Articles of Incorporation is set forth below.

"To the fullest extent permitted by law, the Chairman of the Corporation's Board of Directors shall be entitled, in his or her sole discretion, to cast an additional vote in any situation where the votes of directors (including the first vote of the Chairman and abstentions, if any) are evenly split on a matter, including, without limitation, if such even split results from:

(a)	a vote of the entire membership of the Board of Directors;

(b)	a vote of the Directors constituting a quorum at a meeting of the Board of Directors, or

(c)	a vote of Directors actually voting at a meeting of the Board of Directors."

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

Our Fleet

We own and operate a fleet of 11 vessels consisting of three Capesize and eight Supramax drybulk carriers with an average age of 10.3 years and a combined cargo carrying capacity of approximately 931,178 dwt. Our fleet carries a variety of drybulk commodities including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks. We charter all of our vessels on medium- to long-term time charters with an average remaining term of approximately 1.3 years, other than the Star Ypsilon which is currently employed under a COA with Companhia Vale de Rio Doce, or Vale, dated July 14, 2009, or the Vale COA.  Under the terms of the Vale COA, we expect to transport approximately 1,280 to 1,360 metric tons of iron ore between Brazil and China in eight separate Capesize vessel shipments. We expect to complete the first of eight shipments under the Vale COA by the end of April 2010.  Under the terms of our previous COA with Vale, we transported approximately 700,000 metric tons of iron ore between Brazil and China in four separate Capesize vessel shipments. In November 2009, we chartered-in a Capesize vessel from a third party for a minimum of three months and a maximum of five months at a gross daily rate of $50,000 to complete the fourth shipment under the COA.

The following table presents summary information concerning our fleet as of March 23, 2010:

Vessel Name	Vessel Type	Size (dwt.)	Year Built	Daily Gross Hire Rate	Type/ Maximum Remaining Term

Star Gamma	Supramax	53,098	2002	$38,000	Time charter/ 1.8 years
Star Delta (1)	Supramax	52,434	2000	$11,250/14,000	Time charter/ 1.8 year
Star Epsilon (2)	Supramax	52,402	2001	$16,000	Time charter/ 0.6 years
Star Zeta	Supramax	52,994	2003	$42,500	Time charter/ 1.0 years
Star Theta (3)	Supramax	52,425	2003	$11,300	Time charter/ 0.2 year
Star Kappa (4)	Supramax	52,055	2001	$14,500	Time charter/ 1.6 years
Star Sigma (5)	Capesize	184,403	1991	$38,000	Time charter/ 3.8 years
Star Omicron	Supramax	53,489	2005	$43,000	Time charter/ 0.9 years
Star Cosmo	Supramax	52,247	2005	$35,615	Time charter/ 0.9 years
Star Ypsilon (6)	Capesize	150,940	1991		COA

Vessel to be sold
Star Beta (7)	Capesize	174,691	1993	$32,500	Time Charter/ 0.1 years

Vessel to be Acquired
Nord-Kraft (TBR Star Aurora)	Capesize	171,000	2000		Expected delivery date: Q3 2010 to Q1 2011

(1)
On January 30, 2009, we entered into a  time charter agreement for the Star Delta for a minimum of 11 months and a maximum of 13 months, at a gross daily rate of $11,250. The vessel was delivered to the new charterer on February 7, 2009. On October 8, 2009, we agreed with the current charterers of the Star Delta to an additional two year time charter agreement, which is scheduled to commence immediately following the current time charter, at a gross daily rate of $14,000.

(2)
On April 3, 2009, we entered into a time charter agreement for the Star Epsilon with the existing charterer, for a minimum of 63 months and a maximum of 65 months, at a gross daily rate of $25,500. The new time charter agreement was effective as of April 12, 2009 and replaced the existing charter dated April 30, 2008, which was for a minimum of 59 months and a maximum of 61 months, at a gross daily rate of $32,400. In November 2009, we withdrew the vessel from its charterer's service due to repudiatory breach of the time charter contract by the charterer. We commenced arbitration proceedings against the charterers in London to pursue damages arising from such breach, which will include loss of hire. On November 6, 2009, we entered into a new one-year time charter agreement for the Star Epsilon with a new charterer at a gross daily rate of $16,000.

(3)
On April 17, 2009, we entered into a  time charter agreement for the Star Theta, for a minimum of 11 months and a maximum of 13 months, at a gross daily rate of $11,300. The vessel was delivered to the new charterer on May 17, 2009.

(4)
On April 3, 2009, we entered into a  time charter agreement for the Star Kappa with the existing charterer, for a minimum of 63 months and a maximum of 65 months, at a gross daily rate of $25,500. The new time charter agreement was effective as of April 7, 2009 and replaced the existing charter dated September 20, 2007, which was for a minimum of 35 months and a maximum of 37 months, at a gross daily rate of $47,800. In November 2009, we withdrew the vessel from its charterer's service due to repudiatory breach of the time charter contract by the charterer. We commenced arbitration proceedings against the charterers in London to pursue damages arising from such breach, which will include loss of hire. On November 6, 2009, we entered into a new two year time charter agreement for the Star Kappa with a new charterer, at a gross daily rate of $14,500.

(5)
On May 21, 2009, we amended the existing time charter agreement for the Star Sigma with the existing charterer, to a minimum of 56 months and a maximum of 61 months, at a gross daily rate of $38,000. The new time charter agreement was effective as of May 1, 2009 and replaces the existing charter dated March 6, 2008, which was for a minimum of 36 months and a maximum of 41 months, at an average daily rate of $63,000. In addition, the amended time charter agreement includes an index-based profit sharing arrangement effective as of March 1, 2012, pursuant to which the charterer is obligated to pay us, in addition to the above daily rate, 50% of the amount by which the Baltic Capesize Index rate exceeds $49,000.

(6)	On January 22, 2010 we nominated the Star Ypsilon to serve the first shipment of the Vale COA. We expect to complete the first of eight shipments under the Vale COA by the end of April 2010.

(7)
On February 10, 2009, we entered into a time charter agreement for the Star Beta, for a minimum of 13 months and a maximum of 15 months, at a gross daily rate of $32,500. The vessel was delivered to the new charterer on February 14, 2009. On September 13, 2009, we chartered-in the vessel from its charterer to serve the third shipment under the first COA described above. The Star Beta completed the third shipment under the COA in the fourth quarter of 2009.

On January 18, 2010, we entered into agreements to sell the Star Beta to an unaffiliated third party for a contracted sale price of $22.0 million. We expect to deliver the vessel to its purchasers in the second quarter of 2010 following the redelivery from its current time charter.

We actively manage the deployment of our fleet on time charters, which generally can last up to several years. We charter all of our vessels on medium- to long-term time charters with an average remaining term of approximately 1.3 years, other than the Star Ypsilon which is currently employed under the Vale COA. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs.  We pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, as well as for commissions.  We are also responsible for the drydocking costs relating to each vessel. COAs relate to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the vessel's operating, voyage and capital costs are borne by the ship owner. The freight rate is generally set on a per cargo ton basis.

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

Customers

As of December 31, 2009, our vessels were chartered as follows: Dieulemar for Star Beta, KLC, for Star Gamma and StarCosmo, GMI for Star Delta and Star Omicron, Cargill for Star Epsilon, Star Theta and Star Kappa, Norden A/S for Star Zeta, Pacific Bulk for Star Sigma, and Noble for Star Ypsilon.  For the year ended December 31, 2009, we derived 65% of our voyage revenues from five of our customers.

Seasonality

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

Management of the Fleet

As of December 31, 2009, we had thirty-one employees. Twenty-nine of our employees, through Star Bulk Management and Starbulk S.A., were engaged in the day to day management of the vessels in our fleet. Star Bulk Management and Starbulk S.A. performs operational and technical management services for the vessels in our fleet, including chartering, marketing, capital expenditures, personnel, accounting, paying vessel taxes and maintaining insurance.  Our Chief Executive Officer and Chief Financial Officer are also the senior management of Star Bulk Management. Star Bulk Management employs such number of additional shore-based executives and employees designed to ensure the efficient performance of its activities.

We reimburse and/or advance funds as necessary to Star Bulk Management and Starbulk S.A.in order for it to conduct its activities and discharge its obligations, at cost.  We also maintain working capital reserves as may be agreed between us and Star Bulk Management from time to time.

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

Since our inception, we subcontracted the technical and crew management of all of our vessels other than Star Cosmo to Bernard Schulte Shipmanagement Ltd., or Bernhardt. Since March 14, 2009, Starbulk S.A., our wholly owned subsidiary, gradually started to provide in-house technical management to our vessels. By November 6, 2009, Starbulk S.A. provided the technical management to all of the vessels previously managed by Bernhardt (i.e., all of our vessels other than the Star Cosmo).

Star Bulk Management has entered into an agreement with Union Commercial Inc, or Union to provide the technical and crew management for the Star Cosmo.  Under that agreement, we pay a daily fee of $450, which is reviewed two months before the beginning of each calendar year. The agreement continues indefinitely unless either party terminates the agreement upon two months' written notice or a certain termination event occurs.

Crewing

Star Bulk Management is responsible for recruiting, either directly or through a technical manager or a crew manager, the senior officers and all other crew members for the vessels in our fleet.  Star Bulk Management has the responsibility to ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that the vessels are manned by experienced and competent and trained personnel. Star Bulk Management is also responsible for insuring that seafarers' wages and terms of employment conform to international standards or to general collective bargaining agreements to allow unrestricted worldwide trading of the vessels.  Star Bulk Management has subcontracted the crewing of our entire fleet to Bernhardt and Union. Since January 19, 2010, Star Bulk Management and Starbulk S.A., our wholly owned subsidiaries, gradually started to provide in-house crewing management to our vessels. As of March 23, 2010 Star Bulk Management provides the crewing management for the Star Gamma and Starbulk S.A. for the Star Delta and Star Omicron. We intend to transfer the crewing management of all of our vessels, except for Star Cosmo, to Starbulk S.A. by the end of September 2010.

The International Drybulk Shipping Industry

Drybulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. In 2009, based on preliminary figures, Clarksons estimates that approximately 5 billion tons of drybulk cargo was transported by sea.

The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. The demand for drybulk carriers is determined by the volume and geographical distribution of seaborne dry bulk trade, which in turn is influenced by trends in the global economy. During the 1980s and 1990s seaborne dry bulk trade increased by 1-2% per annum. However, between 2000 and 2009, seaborne dry bulk trade increased at a compound annual growth rate of 3.7%. Although no final data is available for dry bulk seaborne trade in 2009 it is clear that the slowdown in the world economy has had an adverse impact on trade figures for 2008 and 2009. The global drybulk carrier fleet may be divided into four categories based on a vessel's carrying capacity.  These categories consist of:

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

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  As of end of February 2010, the global drybulk carrier orderbook amounted to 277.8 million dwt, or 60% of the existing fleet at that time, with most vessels on the orderbook expected to be delivered within 48 months. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk carriers at or over 25 years old are considered to be scrapping candidate vessels.

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

Charterhire rates have fallen sharply from the highs recorded in 2008. The Baltic Dry Index, or BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering Supramax, Panamax, and Capesize drybulk carriers, declined from a high of 11,793 in May 2008 to 1,986 at the end of February 2009 after reaching a low of 663 in December 2008, which represents a decline of 94%. The BDI fell over 70% in October 2008 alone.  During 2009, the BDI was volatile, reaching a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009.

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

In the secondhand market, the steep increase in newbuilding prices and the strength of the charter market have also affected values, to the extent that prices rose sharply in 2004/2005, before dipping in the early part of 2006, only to rise thereafter to new highs in the first half of 2008. However, the sudden and sharp downturn in freight rates since August 2008 has had a very negative impact on secondhand values. Since then secondhand values have risen by more than 20%, but remain well below the highs of 2008.

Environmental and Other Regulations in the Drybulk Shipping Industry

Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard, harbor master or equivalent), classification societies; flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

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

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by ships, or the IMO, has adopted the International Convention for the Prevention of Marine Pollution, 1973, as modified by the related Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. The IMO adopted regulations that set forth pollution prevention requirements applicable to drybulk carriers. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.

In September 1997, the IMO adopted Annex VI to the MARPOL Convention, Regulations for the Prevention of Pollution from Ships, to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that all our vessels are currently compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition. In October 2008, the IMO adopted amendments to Annex VI regarding nitrogen oxide and sulfur oxide emissions standards which are expected to enter into force on July 1, 2010. The amended Annex VI would reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide emissions from ships, with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. U.S. air emissions standards are now equivalent to these amended Annex VI requirements, and once these amendments become effective, we may incur costs to comply with these revised standards.

Safety Management System Requirements

IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. We believe that all our vessels are in substantial compliance with SOLAS and LL Convention standards.

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

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by classification societies under the authority of each flag state, under the ISM Code. Both Starbulk S.A. and our appointed ship managers have obtained documents of compliance for their offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance, or the DOC, and safety management certificate, or the SMC, are renewed every five years but the DOC is subject to audit verification annually and the SMC at least every 2.5 years.

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

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels between 5,000 and 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately $7.01 million (4.51 million SDR) plus $980.44 (631 SDR) for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to $139.48 million (89.77 million SDR). As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates of 0.643590 SDR per U.S. dollar on February 3, 2010. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

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

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

Compliance Enforcement

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The "Shipping Industry Guidelines on Flag State Performance" evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at IMO meetings. All of our vessels are flagged in the Marshall Islands.  Marshall Islands flagged vessels have historically received a good assessment in the shipping industry. We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators.

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

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. Both OPA and CERCLA impact our operations.

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

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels to the greater of $1,000 per gross ton or $0.85 million per non-tank (e.g. drybulk) vessel that is over 3,000 gross tons (subject to periodic adjustment for inflation). CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

OPA and the U.S. Coast Guard also require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential liability under OPA and CERCLA. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, self-insurance or a guaranty. We plan to comply with the U.S. Coast Guard's financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

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

The U.S. Environmental Protection Agency, or the EPA, regulates the discharge of ballast water and other substances in U.S. waters under the CWA.  Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels.  The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U..S. waters, and the Coast Guard recently proposed new ballast water management standards and practices, including limits regarding ballast water releases.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

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

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

The IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax.  Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of a ship security plan;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements, which are reviewed every five years and are subject to intermediate verification every 2.5 years.

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

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. Upon a shipowner's request, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. Vessels under five years of age can waive drydocking in order to increase available days and decrease capital expenditures, provided the vessel is inspected underwater.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the shipowner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by major Classification Societies (e.g., RINA and Nippon Kaiji Kyokai). All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

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

Hull & Machinery and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value with deductibles of $100,000—$150,000 per vessel per incident. We also maintain increased value coverage for most of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure liabilities to third parties in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Our P&I coverage is subject to and in accordance with the rules of the P&I Association in which the vessel is entered. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Our coverage is limited to approximately $4.25 billion, except for pollution which is limited $1 billion and passenger and crew which is limited to $3 billion.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The fourteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.25 billion. As a member of a P&I Association which is a member of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

C.           Organizational structure

As of December 31, 2009, the Company is the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under Item 18. "Financial Statements."

D.           Property, plant and equipment

We do not own any real property. Our interests in the vessels in our fleet are our only material properties. See Item 4. "Information on the Company—Our Fleet."

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

A.           Operating Results

Factors Affecting Our Results of Operations

We charter all of our vessels on medium- to long-term time charters with terms of approximately one to four years, other than the Star Ypsilon which is currently employed under a COA.  Under our time charters, the charterer typically pays us a fixed daily charterhire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to affiliated and unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

On January 20, 2009, we entered into a COA with Vale.  Under the terms of the COA, we transported approximately 700,000 metric tons of iron ore between Brazil and China in four separate Capesize vessel shipments. In November 2009, we chartered-in a Capesize vessel from a third party for a minimum of three months and a maximum of five months at a gross daily rate of $50,000 to complete the fourth shipment under the COA.  On July 14, 2009, we entered into a second COA with Vale, or the Vale COA. Under the terms of the Vale COA, we expect to transport approximately 1,280 to 1,360 metric tons of iron ore between Brazil and China in eight separate Capesize vessel shipments. We expect to complete the first of eight shipments under the Vale COA by the end of April 2010.  COAs relate to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the vessel's operating, voyage and capital costs are borne by the ship owner. The freight rate is generally set on a per cargo ton basis.  Although the vessels in our fleet are primarily employed on medium- to long-term time charters ranging from one to five years, we may employ these and additional vessels under COAs, bareboat charters, in the spot market or in drybulk carrier pools in the future.

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

•	Fleet utilization is calculated by dividing voyage days by available days for the relevant period and takes into account the dry-docking periods.

The following table reflects our voyage days, ownership days, fleet utilization and TCE rates for the periods indicated:

(TCE rates expressed in U.S. dollars)	Year Ended	Year Ended
	December 31, 2008	December 31, 2009
Average number of vessels	10.76	11.97
Number of vessels (as of the last day of the periods reported)	12	11
Average age of operational fleet (in years)	9.7	10.0
Ownership days	3,933	4,370
Available days	3,712	4,240
Voyage days for fleet	3,618	4,117
Fleet Utilization	98%	97%
Time charter equivalent rate	$42,799	$29,450

Time Charter Equivalent (TCE)

Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.  We included TCE revenues, a non-GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.  TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because we believe that it presents useful information to investors, and our calculation of TCE may not be comparable to that reported by other companies.

The following table reflects the calculation of our TCE rates and reconciliation of TCE revenue as reflected in the consolidated statement of income:

(In thousands of Dollars)	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009
Voyage revenues	3,633	238,883	142,351
Less:
Voyage expenses	(43)	(3,504)	(15,374)
Amortization of fair value of above/below market acquired time charter agreements	(1,437)	(80,533)	(5,735)

Time Charter equivalent revenues	2,153	154,846	121,242

Total voyage days for fleet	69	3,618	4,117

Time charter equivalent (TCE) rate (in Dollars)	31,203	42,799	29,450

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

Vessel Voyage Expenses

Voyage expenses include hire paid for chartered-in vessels, port and canal charges, fuel (bunker) expenses and brokerage commissions payable to related and third parties.

Our voyage expenses primarily consist of hire paid for chartered-in vessels and commissions paid for the chartering of our vessels.

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

We utilize  the direct expense method, under which we expense all drydocking costs as incurred.

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

Impairment of long-lived assets.  We follow guidance related to Impairment or Disposal of Long-lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value. In this respect, management regularly reviews the carrying amount of the vessels on vessel by vessel basis when events and circumstances indicate that the carrying amount of the vessels might not be recoverable.  As of December 31, 2008 and 2009, we performed an impairment review of our vessels due to the global economic downturn and the prevailing conditions in the shipping industry.  We compared undiscounted cash flows to the carrying values for our vessels to determine if the assets were impaired.  Our management's subjective judgment is required in making assumptions that are used in forecasting future operating results used in this method.  Such judgment is based on historical trends as well as future expectations regarding future charter rates, vessel operating expenses and fleet utilization that were applied over the remaining useful life of the vessel.  Expected expenditures for scheduled vessels' maintenance and vessels' operating expenses are based on historical data and adjusted annually for inflation.  The Company has assumed no change in the remaining useful life of the current fleet.  These estimates are consistent with the plans and forecasts used by management to conduct our business.  As a result of this analysis, no assets were considered to be impaired, and we did not recognize any impairment charge for our vessels other than Star Iota which was classified as held for sale during the year ended December 31, 2008 and Star Alpha during the year ended December 31, 2009.

Vessel Acquisitions.  Vessels are stated at cost, which consists of the purchase price and any material expenses incurred upon acquisition, such as initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage. Otherwise these amounts are charged to expense as incurred.

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

Depreciation. The cost of each of our vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. Depreciation expense is calculated based on cost less the estimated residual scrap value. We estimate scrap value by taking the cost of steel times the weight of the ship noted in lightweight ton, or lwt. There was no change in this estimate during the years ending December 31, 2007, 2008 and 2009 and we believe there will be no change in the near future.

Fair value of above/below market acquired time charter:  We record all identified tangible and intangible assets associated with the acquisition of a vessel or liabilities at their relative fair value.  Fair value of above or below market acquired time charters is determined by comparing existing charter rates in the acquired time charter agreements with the market rates for equivalent time charter agreements prevailing at the time the foregoing vessels are delivered. The present values representing the fair value of the above or below market acquired time charters are recorded as an intangible asset or liability, respectively.  Such intangible asset or liability is recognized ratably as an adjustment to revenues over the remaining term of the assumed time charter.

As a result of downturn in the shipping industry during the fourth quarter of 2008, we revised our original assumptions of the latest available redelivery dates used in determining the term of its below and above market acquired time charter agreements. Under the guidance related to Accounting Changes and Error Corrections this revision was treated as a change in accounting estimate and was accounted for prospectively beginning October 1, 2008. The unamortized balance of below market acquired time charter agreements was amortized on an accelerated basis assuming the earliest redelivery dates of vessels under existing time charter agreements. This change had a positive impact on revenue of $13.0 million for the year ended December 31, 2008.

Due to early time charter terminations during the year ended December 31, 2009, the remaining unamortized balances of the intangible assets and liabilities associated with such below or above market acquired time charters were recognized in revenue upon respective time charter termination. Refer to note 6 of our consolidated financial statements.

Equity incentive plan awards. Stock-based compensation represents vested and non-vested restricted shares granted to employees and to non-employee directors, for their services as directors, and is included in "General and administrative expenses" in the consolidated statements of operations. These shares are measured at their fair value equal to the market value of our common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and a total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting conditions are considered non-vested shares on the grant date and a total fair value of such shares is recognized using the accelerated method.

We currently assume that all non-vested shares will vest and do not include estimated forfeitures in determining the total stock-based compensation expense. We will, however, re-evaluate the reasonableness of our assumption at each reporting period. We pay dividends on all non-vested shares regardless of whether they have has vested and there is an obligation of the employee to return the dividend when employment ceases. The retained dividends on restricted share grantee awards that are expected to vest were charged to retained earnings.

Recent Accounting Pronouncements

(i)
In March 2008, new guidance was issued with the intent to provide users of financial statements with an enhanced understanding of derivative instruments and hedging activities. The new guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This guidance was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. This guidance does not require comparative disclosures for earlier periods at initial adoption. The Company adopted this guidance in the first quarter of 2009.

(ii)
In June 2008, new guidance clarified that all outstanding non-vested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities, and the two-class method of computing basic and diluted earnings per share must be applied. The guidance was effective for fiscal years beginning after December 15, 2008. The adoption of this new guidance did not have an impact on our condensed consolidated financial statements as dividends are required to be returned to the entity if the employee forfeits the award.

(iii)
In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (the "ASC" or the "Codification"), which became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification's content carries the same level of authority, effectively superseding previous guidance. In other words, the GAAP hierarchy was modified to include only two levels of GAAP: authoritative and no authoritative. The guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the new guidance in the third quarter of 2009 and revised references to US GAAP in these condensed consolidated financial statements to reflect the guidance in the Codification.

(iv)
In June 2009, new guidance was issued with regards to the consolidation of variable interest entities ("VIE"). This guidance responds to concerns about the application of certain key provisions of the FASB Interpretation, including those regarding the transparency of the involvement with VIEs. The new guidance revises the approach to determining the primary beneficiary of a VIE to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. Specifically, the new guidance requires a qualitative approach to identifying a controlling financial interest in a VIE and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. In addition, the standard requires additional disclosures about the involvement with a VIE and any significant changes in risk exposure due to that involvement.  This new guidance is effective from January 1, 2010. The adoption of this pronouncement is not expected to have a significant impact on the Company's financial statements.

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

During the period from the Star Maritime's inception to the date Star Bulk commenced operations, the Company was a development stage enterprise in accordance with guidance related to Accounting and Reporting By Development Stage Companies.

Year ended December 31, 2009 compared to the year ended December 31, 2008

Voyage Revenues: Voyage revenues for the years ended December 31, 2009 and 2008 were approximately $142.4 million and $238.9 million, respectively. This decrease is mainly due to the decreased amortization of fair value of below/above market acquired time charters to $5.7 million for the year ended December 31, 2009 compared to $80.5 million for the year ended December 31, 2008. Although the average number of vessels was increased to 11.97 vessels for the year ended December 31, 2009 as compared to 10.76 vessels for the year ended December 31, 2008, lower charter rates earned for most of our vessels during 2009 resulted in a decrease in the average TCE rate, a non US GAAP measure, which was $29,450 per day during the year ended December 31, 2009 as compared to $42,799 per day for the year ended December 31, 2008. For further information concerning our calculation of TCE rate, please see Item 5. "Operating and Financial Review and Prospects - Operating Results."

Voyage Expenses: For the years ended December 31, 2009 and 2008, voyage expenses, which mainly consisted of commissions payable to brokers for the year 2008, were approximately $15.4 million and $3.5 million, respectively. Consistent with drybulk industry practice, we paid broker commissions ranging from 0% to 2.50% of the total daily charterhire rate of each charter to ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. Voyage expenses also consist of hire paid for chartered-in vessels, port, canal and fuel costs. There was an increase of $11.9 million in voyage expenses in 2009 as compared to 2008. The increase is mainly due to the fact that on September 13, 2009 we chartered-in the vessel Star Beta from its charterer to serve the third shipment under the COA with Vale and on November 6, 2009 we also chartered-in a third party vessel to serve the fourth shipment under the same COA.

Vessel Operating Expenses: For the years ended December 31, 2009 and 2008, our vessel operating expenses were approximately $30.2 million and $26.2 million, respectively. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. The increase in operating expenses during the year ended December 31, 2009, was primarily due to the operation of a larger fleet, higher stores and spares expenses related to the change of management of our vessels.

Drydocking Expenses: For the year ended December 31, 2009 and 2008, our drydocking expenses were $6.1 million and $7.9 million. During the years ended December 31, 2009 and 2008, four and five vessels, respectively, underwent their periodic drydocking survey. In 2008 one vessel underwent unscheduled repairs.

Depreciation: We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost of the vessel less its estimated residual value, which is estimated at $200 per lwt, at the date of the vessel's acquisition. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. For years ended December 31, 2009 and 2008, we recorded vessel depreciation charges of approximately $58.3 million and $51.1 million, respectively. The increase was primarily due to the operation of a larger fleet.

Vessel Impairment Loss: On July 21, 2009, we agreed to sell the Star Alpha, a vessel from our initial fleet, to a third party for a contracted sale price of $19.9 million.  We delivered this vessel to its purchasers on December 21, 2009.  Star Alpha was classified as asset held for sale during the third quarter of 2009 which resulted in an impairment loss of $75.2 million as the vessel was recorded at the lower of its carrying amount or fair value less cost to sell.

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

Gain/loss on derivative: Effective December 2008, we entered into several FFAs on the Capesize and Panamax index.  We also entered into bunkers swap agreements during the fourth quarter of 2009. During the years ended December 31, 2009 and 2008, both the change in fair market value and the settlements of our FFAs and bunker swaps resulted in a loss of $2.2 million and a gain of $0.25 million, respectively.

Gain on time charter agreement termination: Star Alpha, which was on time charter at a gross daily charter rate of $47,500 per day for the period from January 9, 2008 until January 16, 2009, and was redelivered to us by its charterers approximately one month prior to the earliest redelivery date per the time charter agreement. Under the accounting provisions applicable to intangible assets, we recognized a gain on a time charter agreement termination of $10.1 million, which relates to the unamortized fair value of below market acquired time charter on a vessel redelivery date.

Star Theta was also redelivered to us by its charterers on March 15, 2009, approximately twenty-nine days prior to the earliest redelivery date per the time charter agreement.  We recognized a gain on time charter agreement termination amounting to $ 0.8 million. In addition, we received $0.3 million from its charterers relating to the early termination of this charter party, which was also recorded as a gain on time charter termination.

The Star Sigma, which was on time charter to a Japanese charterer at a gross daily charter rate of $100,000 per day from April 2008 until March 2009 (earliest redelivery), was redelivered to us earlier, in mid-November 2008, pursuant to an agreement whereby the charterer agreed to pay the contracted rate less $8,000 per day, which is the approximate operating cost for the vessel, from the date of the actual redelivery in November 2008 through March 1, 2009.  This amount net of commissions was approximately $9.7 million, which was collected and recognized under operating results in the consolidated statements of operations for the year ended December 31, 2008.

Loss on time charter agreement termination: The vessel Star Kappa, which was on time charter at an average gross daily charter rate of $25,500 per day for the period from April 12, 2009 until July 12, 2014, was redelivered to us by its charterers prior to the earliest redelivery date per the time charter agreement. We have recognized the loss on time charter agreement termination of $0.9, which relates to the unamortized fair value of above-market acquired time charter on a vessel redelivery date.

The vessel Star Ypsilon, which was on time charter at an average gross daily charter rate of $91,932 per day for the period from September 18, 2008 until July 4, 2011, was redelivered to us by its charterers prior to the earliest redelivery date per the time charter agreement. We have recognized the loss on time charter agreement termination of $10.1 million, which relates to the unamortized fair value of above-market acquired time charter on a vessel redelivery date. In addition, we recognized a gain amounting to $5.0 million which represents the deferred revenue from the terminated time charter contract.

General and Administrative Expenses: For the years ended December 31, 2009 and 2008, we incurred general and administrative expenses of approximately $8.7 million and $12.4 million, respectively. For the year ended December 31, 2009, our general and administrative expenses include the salaries and other related costs of the executive officers and other employees ($3.3 million), our office renovation costs and rents, legal, accounting costs and consultancy fees, regulatory compliance costs ($3.6 million related to professional fees) and costs related to non-vested stock grants under the equity incentive plan ($1.8 million). Furthermore, for the year ended December 31, 2008, our general and administrative expenses include the salaries and other related costs of the executive officers and other employees ($2.9 million), our office renovation costs and rents, legal, accounting costs and consultancy fees, regulatory compliance costs ($3.8 million related to professional fees) and costs related to non-vested stock grants under the equity incentive plan ($4.0 million).

Interest Expenses and Finance Costs: For the year ended December 31, 2009 and 2008, our interest and finance costs under our term loan facilities totaled approximately $9.9 million and $10.2 million, respectively. Although the weighted average interest decreased in 2009 to 3.33% from 4.39% for 2008, the average loan outstanding increased in 2009 to $273.1 million as compared to $217.1 million for 2008.

Interest Income: For the years ended December 31, 2009 and 2008, interest income was $0.8 million and $1.2 million, respectively.

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

Interest Expenses and Finance Costs: For the year ended December 31, 2008, our interest and finance costs under our term loan facilities totaled approximately $10.2 million. In 2007, we did not pay interest under our term loan facility, since we had not drawn down any amount as of December 31, 2007.

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

We believe that our current cash balance and our operating cash flow will be sufficient to meet our 2010 liquidity needs despite that the drybulk charter market declined sharply beginning in the third quarter of 2008 and has remained at depressed levels throughout 2009. Our results of operations may be adversely affected if market conditions do not improve.

Our medium- and long-term liquidity requirements include funding the equity portion of investments in additional vessels and repayment of long-term debt balances. Sources of funding for our medium- and long-term liquidity requirements include new loans or equity issuance or vessel sales. As of December 31, 2009, we had outstanding borrowings of $247.3 million, which is the maximum amount permitted under our current credit facilities. As of March 23, 2010, we had outstanding borrowings of $231.0 million under our loan facilities.  If the current conditions in the credit market continue, we may not be able to refinance our existing credit facilities or secure new credit facilities at all or on terms agreeable to us.

We may fund possible growth through our cash balances, operating cash flow, additional long-term borrowing and the issuance of new equity.  Our practice has been to acquire drybulk carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our drybulk carriers. Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk carriers and the selective sale of older drybulk carriers. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms.  As of December 31, 2009, we did not have any capital commitments to acquire vessels.

As of December 31, 2009, we had cash and cash equivalents of approximately $40.1 million excluding $38.3 million of restricted cash due to minimum liquidity covenants contained in our loan agreements and margin collateral with London Clearing House, or LCH.

Cash Flows

For the year ended December 31, 2009, cash and cash equivalents increased to $40.1 million compared to $29.5 million for the year ended December 31, 2008, which is primarily due to decreased capital expenditure in 2009 compared to 2008.  Our working capital is equal to current assets minus current liabilities, including the current portion of long-term debt.  Our working capital deficit was $10.3 million for the year ended December 31, 2009, compared to a working capital deficit of $15.0 million for the year ended December 31, 2008.  Our working capital deficit primarily decreased due to the significant increase of both cash and cash equivalents and short term restricted cash by $16.5 million, offset by an increase in short term loan payable of $10.4 million

If our working capital deficit continues to exist, lenders may be unwilling to provide future financing or will provide future financing at significantly increased interest rates, which will negatively affect our earnings, liquidity and capital position.

For the year ended December 31, 2009, current and non-current restricted cash increased to $38.3 million compares to $14.5 million as of December 31, 2008, in order to meet our obligations under the terms of the waiver agreements. For further information please see Item 5. "Operating and Financial Review and Prospects – Senior Secured Credit Facilities".  Restricted cash also consists of the restricted portion of both forward freight agreements (FFAs) and bunker swaps base and margin collaterals with the London Clearing House (LCH). and Marfin Bank, respectively.

We believe that our current cash balance and our operating cash flow will be sufficient to meet our current liquidity needs.

Year ended December 31, 2009 compared to year ended December 31, 2008

Net Cash Provided By Operating Activities

Net cash provided by operating activities for the year ended December 31, 2009 and 2008, was $65.9 million and $110.7 million, respectively.  Net cash provided by operating activities for the year ended December 31, 2009 was primarily a result of recorded net loss of $58.4 million, adjusted for depreciation of $58.3 million, and an impairment loss from sale of vessel Star Alpha of $75.2 million, and offset by amortization of fair value of below/above market acquired time charter agreements of $5.7 million. Net cash provided by operating activities for the year ended December 31, 2008 was primarily a result of recorded net income of $133.7 million, adjusted for depreciation, stock based compensation and the vessel impairment loss related to the sale of the vessel Star Iota of $58.7 million offset by the amortization of the fair value of below/above market acquired time charter agreements of $80.5 million.

Net Cash Used In Investing Activities

Net cash used in investing activities for the years ended December 31, 2009 and 2008 was $1.4 million and $423.3 million, respectively.  Net cash used in investing activities for the year ended December 31, 2009 was primarily a result of the proceeds from sale of vessel Star Alpha amounting to $19.1 million offset by an increase in restricted cash of $20.5 million relating to the waivers obtained for existing loan agreements.  For the year ended December 31, 2008 the cash used in investing activities related mainly to the payment of the cash consideration of $413.5 million for our initial fleet and additional vessels, $14.4 million related to the purchase price allocated to the above-market time charters and 12.0 million related to an increase in restricted cash, which was offset by $16.6 million which represented proceeds from the sale of the Star Iota.

Net Cash Provided By/ Used In Financing Activities

Net cash used in financing activities for the year ended December 31, 2009 was $53.8 million as compared to $323.0 million of net cash provided by financing activities for the year ended December 31, 2008. For the year ended December 31, 2009, net cash used in financing activities consisted of loan installment payments amounting to $49.3 million and cash dividend payments of $6.2 million, offset by cash provided from our directors' dividend reinvestment of $1.9 million. For the year ended December 31, 2008 net cash provided by financing activities consisted of the drawdown of $317.5 million related to our loan facilities and the proceeds from exercise of warrants of $94.2 million mainly offset by $52.6 million of cash dividends paid, $21.0 million of repayments under our loan agreements and payments of $13.4 million in connection with our repurchase of common stock and warrants.

Year ended December 31, 2008 compared to year ended December 31, 2007

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

Senior Secured Credit Facilities

As of December 31, 2009, we had total indebtedness of $247.3 million, which is the maximum amount available under our three senior secured credit facilities.

Commerzbank AG

On December 27, 2007, we entered into a loan agreement with Commerzbank AG, Commerzbank, in the amount of up to $120.0 million to partially finance the acquisition of the secondhand vessels the Star Gamma, the Star Delta, the Star Epsilon, the Star Zeta, and the Star Theta, which also provide the security for this loan agreement.  Under the terms of this loan facility, the repayment of $120.0 million is over a nine year term and divided into two tranches. The first tranche of up to $50.0 million is repayable in twenty-eight consecutive quarterly installments commencing twenty-seven months after the initial borrowings but no later than March 31, 2010 as follows: (i) the first four installments amount to $2.25 million each, (ii) the next thirteen installments amount to $1.0 million each (iii) the remaining eleven installments amount to $1.3 million each and a final balloon payment of $13.7 million is payable together with the last installment. The second tranche of up to $70.0 million is repayable in twenty-eight consecutive quarterly installments commencing twenty-seven months after draw down but no later than March 31, 2010 as follows: (i) the first four installments amount to $4.0 million each (ii) the remaining twenty-four installments amount to $1.75 million each and a final balloon payment of $12.0 million is payable together with the last installment. The loan bears interest at LIBOR plus a margin at a minimum of 0.8% per annum to a maximum of 1.25% per annum depending on whether the aggregate drawdown ranges from 60% up to 75% of the aggregate market value of the 'initial fleet'.

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

The Company was in compliance with the financial covenants in the amended waiver agreements as of December 31, 2009.

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

On December 24, 2009, we entered into agreement with Commerzbank to obtain waivers for certain covenants. During the waiver period from February 1, 2010 to June 30, 2010 and from July 1, 2010 to January 31, 2011 the security cover was amended to 111% and 118%, respectively. Pursuant to the waiver agreement (i) the bank consented to the sale of the Star Alpha; (ii) we are permitted to pay dividends not exceeding $0.05 per share in each quarter; (iii) the minimum liquidity requirement was reduced from $1.0 million to $0.7 million per vessel; and (iv) the amount deposited in the pledged was increased by $1.3 million from $6.0 million to $7.3 plus a total minimum liquidity of $7.2 million. The interest spread was also maintained to 2.00% per annum for the duration of the waiver period.

As of March 23, 2010, the Company had outstanding borrowings of $113.8million, which is the maximum amount of borrowings permitted under this loan facility.

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

The Company was in compliance with the financial covenants in the amended waiver agreements as of December 31, 2009.

On March 11, 2009, we entered into an agreement with Piraeus Bank to obtain waivers for certain covenants on the following terms: during the waiver period from December 31, 2008 to February 28, 2010, the required security cover ratio, which is the ratio of the aggregate market value of the collateral vessels and the outstanding loan amount, will be waived and for the period ended February 28, 2011, the minimum security cover requirement will be reduced to 110% from 125% of the outstanding loan amount. The lenders also waived the required 60% corporate leverage ratio, which is the ratio of our total indebtedness net of any unencumbered cash divided by the market value of our vessels, through February 28, 2010. In connection with this waiver, as further security for this facility we agreed to provide (i) first preferred mortgages on and first priority assignments of all earnings and insurances of the Star Kappa and the Star Ypsilon; (ii) corporate guarantees from each of the collateral vessel owning limited liability companies; (iii) a subordination of the technical and commercial manager's rights to payment; and (iv) a pledge account containing $9.0 million.

In addition, during the waiver period the interest spread was increased to 2% per annum and thereafter will be adjusted to 1.5% per annum until the margin review date of the facility, and the payment of dividend and the repurchase of our common shares and warrants are subject to the prior written consent of the lenders.

As of March 23, 2010, we had outstanding borrowings of $92.2 million which is the maximum amount of borrowings permitted under this loan facility.

Piraeus Bank A.E. Loan Facility dated July 1, 2008

On July 1, 2008, we entered into a loan agreement with Piraeus Bank, as lender, in the amount of $35.0 to partially finance the acquisition of the Star Cosmo, which also provides the security for this loan agreement. Under the terms of this term loan facility, the repayment of $35.0 million is over six years and begins three months following the full drawn down of the loan amount, which was July 1, 2008, and is divided into twenty-four consecutive quarterly installments as follows: (i) the first through fourth installments amount to $1.5 million each, (ii) the fifth through eighth installments amount to $1.250 million each, (iii) the ninth to twelfth installments amount to $0.875 million each, (iv) the thirteenth through twenty-fourth installments amount to $0.5 million each and a final balloon payment of $14.5 is payable together with the last installment. The loan bears interest at LIBOR plus a margin of 1.325% per annum.

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

The Company was in compliance with the financial covenants in the amended waiver agreements as of December 31, 2009.

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

In addition, during the waiver period the interest spread was increased to 2% per annum and thereafter will be adjusted to 1.5% per annum until the margin review date of the facility, and the payment of dividend and the repurchase of our common shares and warrants are subject to the prior written consent of the lenders. In December 2009, Piraeus Bank released the second priority mortgage on the Star Alpha and consented to its sale.

In December 2009, Piraeus Bank released the second priority mortgage on the Star Alpha and consented to its sale.  As of March 23, 2010, we had outstanding borrowings of $25.0 million which is the maximum amount of borrowings permitted under this loan facility.

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

In June 2009, with the consent of our lenders, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ended June 30, 2009 which was paid on or about July 14, 2009 to shareholders as of record on July 7, 2009.  In November 2009, with the consent of our lenders, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ended September 30, 2009, which was paid on or about December 4, 2009 to shareholders of record as of November 27, 2009.  In February 2010, with the consent of our lenders, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ending December 31, 2009, which is was paid on March 11, 2010 to shareholders of record as of March 8, 2010.

C.           Research and Development, Patents and Licenses

Not Applicable.

D.           Trend Information

Please see Item 5.A, "Operating Results - Factors Affecting Our Results of Operations."

E.           Off-balance Sheet Arrangements

As of the date of this annual report, we do not have any off-balance sheet arrangements.

F.           Tabular Disclosure of Contractual Obligations

The following table presents our contractual obligations as of December 31, 2009:

In thousands of Dollars	Payments due by period
Obligations	Total	Less than 1 year	1-3 years (2011-2012)	3-5 years (2013-2014)	More than 5 years (After January 1, 2015)

Principal Loan Payments(1)	247,250	59,675	57,225	80,250	50,100
Interest payments (1) (2)	26,993	7,277	10,574	6,760	2,382
Operating lease obligation(3)	3,634	277	596	657	2,104
Total	277,877	67,229	68,395	87,667	54,586

(1)	Based on our outstanding indebtedness as of December 31, 2009.

(2)	Based on an estimated interest rate of 3.33% which is the weighted average interest rate on all our outstanding indebtedness for the year ended December 31, 2009.

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

In accordance with the Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, on October 1, 2009, the Board increased the number of its directors from six (6) to seven (7) and appointed Ms. Milena Pappas, the daughter of Mr. Petros Pappas, the Chairman of the Board, to fill the vacancy created by the increase in the size of the Board until her successor was duly elected and qualified at our 2009 annual general meeting.  Messrs Espig and Erhardt and Ms. Pappas were elected as Class B directors at the 2009 annual general meeting.

Name	Age	Position
Prokopios (Akis) Tsirigakis	53	Chief Executive Officer, President and Class C Director
George Syllantavos	46	Chief Financial Officer, Secretary and Class C Director
Petros Pappas	55	Chairman and Class A Director
Tom Søfteland	48	Class A Director
Peter Espig	43	Class B Director
Koert Erhardt	52	Class B Director
Milena Pappas	26	Class B Director

Prokopios (Akis) Tsirigakis serves as our Chief Executive Officer, President and director. He served as Star Maritime's Chairman of the Board, Chief Executive Officer and President since its inception. Mr. Tsirigakis is experienced in ship management, ship ownership and overseeing new shipbuilding projects. Since November 2003, he has been the Joint Managing Director of Oceanbulk Maritime S.A., a dry cargo shipping company that has operated and managed vessels aggregating as much as 1.6 million deadweight tons of cargo capacity and which is part of the Oceanbulk Group of affiliated companies involved in the service sectors of the shipping industry. Since November 1998, Mr. Tsirigakis has been the Managing Director of Combine Marine Inc., a company which he founded that provides ship management services to third parties and which is part of the Oceanbulk Group. From 1991 to 1998, Mr. Tsirigakis was the Vice-President and Technical Director of Konkar Shipping Agencies S.A. of Athens, after having served as Konkar's Technical Director from 1984 to 1991, which at the time managed 16 drybulk carriers, multi-purpose vessels and tanker/combination carriers. From 1982 to 1984, Mr. Tsirigakis was the Technical Manager of Konkar's affiliate, Arkon Shipping Agencies Inc. of New York, a part of the Archirodon Construction Group. He is a member of the Technical Committee (CASTEC) of Intercargo, the International Association of Dry Cargo Shipowners, and of the Technical Committees of Classification Societies. Mr. Tsirigakis received his Masters and B.Sc. in Naval Architecture from The University of Michigan, Ann Arbor and has three years of seagoing experience. Mr. Tsirigakis formerly served on the board of directors of Dryships Inc., a company listed on the Nasdaq Global Market which provides international seaborne transportation services carrying various dry-bulk cargoes.

George Syllantavos serves as our Chief Financial Officer, Secretary and director. He served as Star Maritime's Chief Financial Officer, Secretary and a member of its board of directors since its inception. From May 1999 to December 2007, he was the President and General Manager of Vortex Ltd.,

an aviation consulting firm specializing in strategic and fleet planning. From January 1998 to April 1999, he served as a financial advisor to Hellenic Telecommunications Organization S.A., where, on behalf of the Chief Executive Officer, he coordinated and led the company's listing on the New York Stock Exchange (NYSE:OTE) and where he had responsibilities for the strategic planning and implementation of multiple acquisitions of fixed-line telecommunications companies, including RomTelecom. Mr. Syllantavos served as a financial and strategic advisor to both the Greek Ministry of Industry & Energy (from June 1995 to May 1996) and the Greek Ministry of Health (from May 1996 to January 1998), where, in 1997 and 1998, he helped structure the equivalent of a US$700 million bond issuance for the payment of outstanding debts to the supplier of the Greek National Health System. From 1998 to 2004, he served as a member of the Investment Committee of Rand Brothers & Co., a small U.S. merchant banking firm, where he reviewed and analyzed more than 35 acquisition targets of small or medium sized privately-held manufacturing firms in the U.S. and internationally, of which he negotiated, structured and directed the acquisition of three such firms with transactions ranging in size from $7 million to $11 million. Mr. Syllantavos has a B.Sc. in Industrial Engineering from Roosevelt University and an MBA in Operations Management, International Finance and Transportation Management from Northwestern University (Kellogg).

Petros Pappas serves as our non-executive Chairman of the board of directors. He served as a member of Star Maritime's board of directors since its inception. Throughout his career as a principal and manager in the shipping industry, Mr. Pappas has been involved in over 120 vessel acquisitions and disposals. In 1989, he founded Oceanbulk Maritime S.A., a dry cargo shipping company that has operated managed vessels aggregating as much as 1.6 million deadweight tons of cargo capacity. He also founded the Oceanbulk Group of affiliated companies, which are involved in the service sectors of the shipping industry. The Oceanbulk Group is comprised of Oceanbulk Maritime S.A., Interchart Shipping Inc., Oceanbulk Shipping and Trading S.A., Oceanbulk S&P, Combine Marine Inc., More Maritime Agencies Inc., and Sentinel Marine Services Inc.  Additionally, Mr. Pappas ranked among the top 25 Greek ship owners (by number of ocean going vessels) as evaluated by the U.S. Department of Commerce's 2004 report on the Greek shipping industry. Mr. Pappas has been a Director of the UK Defense Club, a leading insurance provider of legal defense services in the shipping industry worldwide, since January 2002, and is a member of the Union of Greek Shipowners (UGS). Mr. Pappas received his B.A. in Economics and his MBA from The University of Michigan, Ann Arbor.

Tom Søfteland serves as a member of our board of directors. He served as a member of Star Maritime's board of directors since its inception. Since October 1996, he has been the Chief Executive Officer of Capital Partners A.S. of Bergen, Norway, a financial services firm that he founded and which specializes in shipping and asset finance. From 1990 to October 1996, he held various positions at Industry & Skips Banken, ASA, a bank specializing in shipping, most recently as its Deputy Chief Executive Officer. Mr. Søfteland received his B.Sc. in Economics from the Norwegian School of Business and Administration (NHH).

Peter Espig serves and has served since November 2007 as a member of our board of directors.  Mr. Espig is experienced in the analysis of investment opportunities, raising capital, deal sourcing and financial structuring. In August 2006, he founded and currently serves as CEO of Advance Capital Japan, a private equity and consulting firm focused on raising capital for mid-sized companies and pre-IPO investment and consulting. From 2005 to 2006, Mr. Espig served as Vice-President of the Principal Finance and Securitization Group and Asia Special Situations Group for Goldman Sachs Japan where he was responsible for sourcing and analyzing investment opportunities, balance sheet restructuring and IPO and exit preparations for various corporate and real estate investments. Prior to joining Goldman Sachs, Mr. Espig served from 2004 to 2005 as Vice-President of the New York private equity firm, Olympus Capital, where he participated in corporate restructurings, investment analysis and financing negotiations for both domestic and international investments. From 2003 to 2004, Mr. Espig worked as a leveraged finance, special situations banker for Shinsei bank where he participated in leverage buyouts and debt restructurings. In 1989, Mr. Espig received his B.A. from the University of British Columbia and in 2003, Mr. Espig received his MBA from Columbia Business School where he was honored as a Chazen Society International Scholar.

Koert Erhardt serves as a member of our board of directors. He served as a member of Star Maritime's board of directors since its inception. From September 2004 to December 2004, he served as the Chief Executive Officer and a member of the board of directors of CC Maritime S.A.M., an affiliate of the Coeclerici Group, an international conglomerate whose businesses include shipping and transoceanic transportation of drybulk materials. From 1998 to September 2004, he served as General Manager of Coeclerici Armatori S.p.A. and Coeclerici Logistics S.p.A., affiliates of the Coeclerici Group, where he created a shipping pool that commercially managed over 130 vessels with a carrying volume of 72 million tons and developed the use of Freight Forward Agreement trading as a hedging mechanism to the pool's exposure and positions. From 1994 to 1998, he served as the General Manager of Bulkitalia, a prominent shipping concern which at the time owned and operated over 40 vessels. From 1990 to 1994, Mr. Erhardt served in various positions with Bulk Italia. From 1988 to 1990, he was the Managing Director and Chief Operating Officer of Nedlloyd Drybulk, the drybulk arm of the Nedlloyd Group, an international conglomerate whose interests include container ship liner services, tankers, oil drilling rigs, pipe laying vessels and ship brokering. Mr. Erhardt received his Diploma in Maritime Economics and Logistics from Hogere Havenen Vervoersschool (now Erasmus University), Rotterdam, and received his MBA International Executive Program at INSEAD, Fontainebleau, France. Mr. Erhardt has also studied at the London School of Foreign Trade.

Milena Pappas has served as a member of the Board since October 1, 2009.  Milena Pappas is the daughter of the Chairman of the Board, Mr. Petros Pappas.  Since 2008, Ms. Pappas has served as a chartering broker.  Ms. Pappas also serves as a consultant in the commercial department of Interchart Shipping Inc., a company affiliated with the Oceanbulk Group, a group of companies founded by Mr. Petros Pappas.  From 2006 until the end of 2007, Ms. Pappas worked for Oceanbulk Maritime S.A., a company affiliated with the Oceanbulk Group, in its financial and analyst departments.  From 2004 to 2005, she served as a trainee with both Merrill Lynch in its private wealth department and with the CoeClerici Group in its risk management department. In 2004, while at Merrill Lynch, she assisted in the foundation of the "Women's Milestones" program.  In 2005, Ms. Pappas received a bachelor of arts degree from Cornell University, N.Y. and in 2007 she received a master of science (MSc) in Shipping, Trade and Finance from Cass University, London.

B.           Compensation of Directors and Senior Management

For the period ended December 31, 2009, our Chief Executive Officer and President Prokopios Tsirigakis and Chief Financial Officer and Secretary, George Syllantavos received aggregate compensation from the Company in the amount of $541,849 and $374,921, respectively. Non-employee directors of Star Bulk receive an annual cash retainer of $15,000, plus a fee of $1,000 for each board and committee meeting attended, including meetings attended telephonically. The chairman of the audit committee receives an additional $7,500 per year and each chairman of our other standing committees will receive an additional $5,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. We do not have a retirement plan for our officers or directors.

The table below summarizes the fees of the board of directors for the year ended December 31, 2009.

In Dollars
Prokopios Tsirigakis	-
George Syllantavos	5,000
Petros Pappas	22,000
Tom Softeland	37,500
Peter Espig	22,000
Koert Erhardt	34,000
Milena Pappas	5,781
126,281

Equity Incentive Plan

On February 23, 2010, we adopted an equity incentive plan, which we refer to as the 2010 Equity Incentive Plan, under which officers, key employees, directors and consultants of the Company and its subsidiaries will be eligible to receive options to acquire shares of common stock, stock appreciation rights, restricted stock and other stock-based or stock-denominated awards. We reserved a total of 2,000,000 shares of common stock for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan. The purpose of the 2010 Equity Incentive Plan is to encourage ownership of shares by, and to assist us in attracting, retaining and providing incentives to, its officers, key employees, directors and consultants whose contributions to us are or will be important to our success and to align the interests of such persons with our stockholders. The various types of incentive awards that may be issued under the 2010 Equity Incentive Plan will enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business. The plan is administered by our compensation committee, or such other committee of our board of directors as may be designated by the board to administer the plan. The plan permits grants of options to purchase common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted stock.

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

In 2007, the Company adopted the 2007 Equity Incentive Plan, or the 2007 Plan, and reserved for issuance 2,000,000 shares of the Company's common stock under that plan.  As of March 23, 2010, all of the shares which were reserved under the 2007 Plan have been issued and the related share grants remain in full force and effect.  The terms and conditions of the 2010 Plan are substantially similar to those of the 2007 Plan.

Pursuant to the 2010 and 2007 Plans, we have issued the following securities:

•
On December 3, 2007, 90,000 restricted non-vested common shares to Prokopios (Akis) Tsirigakis, our President and Chief Executive Officer, subject to applicable vesting of 30,000 common shares on each of July 1, 2008, 2009 and 2010;

•
On December 3, 2007, 75,000 restricted non-vested common shares to George Syllantavos, our Chief Financial Officer and Secretary, subject to applicable vesting of 25,000 common shares on each of July 1, 2008, 2009 and 2010;

•	On March 31, 2008, 150,000 restricted non-vested common shares to Peter Espig, our Director, subject to applicable vesting of 75,000 common shares on each of April 1, 2008 and 2009;

•
On December 5, 2008, an aggregate of 130,000 restricted non-vested common shares to all of our employees and an aggregate of 940,000 non-vested restricted common shares to the members of our board of directors.  All of these shares vested on January 31, 2009;

•
On February 4, 2010, an aggregate of 115,600 restricted non-vested common shares to all of our employees subject to applicable vesting of 69,360 common shares on June 30, 2010 and 46,240 common shares on June 30, 2011; and

•
On February 23, 2010, an aggregate of 980,000 restricted non-vested common shares to the members of our board of directors subject to applicable vesting of 490,000 common shares on each of June 30 and September 30, 2010.

As of March 23, 2010, 1,519,400 shares were available for issuance under the 2010 Plan.

C.           Board Practices

Our board of directors is divided into three classes with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The initial term of our board of directors is as follows:

•	The term of the Company's Class A directors expires in 2011;

•	The term of Class B directors expires in 2012; and

•	The term of Class C directors expires in 2010.

Employment and Consultancy Agreements

Star Bulk Management has entered into an employment agreements with Mr. Prokopios Tsirigakis and George Syllantavos for work performed for Star Bulk after the consummation of the Redomiciliation Merger.  Star Bulk has entered into separate consulting agreements with companies owned and controlled by Mr. Tsirigakis and Mr. Syllantavos respectively, for work performed for by them outside of Greece.  Each of these agreements will have a term of three years unless terminated earlier in accordance with the terms of such agreements.  Under their employment agreements, Mr. Tsirigakis and Mr. Syllantavos will each receive an annual base salary of €80,000 and €70,000 respectively, which is subject to increase based on annual review by the compensation committee of our board of directors. Under the consulting agreements, each company controlled by Mr. Tsirigakis and Mr. Syllantavos respectively, is expected to receive an annual consulting fee of €370,000 and €250,000. Mr. Tsirigakis and Mr. Syllantavos will also receive a discretionary bonus and additional incentive compensation as determined annually by the compensation committee of our board of directors. In addition to any grant of shares as part of the annual incentive compensation program.

Pursuant to the agreements, Mr. Tsirigakis and Mr. Syllantavos may engage in other business activities with companies in the international shipping industry provided that such companies are not publicly traded drybulk shipping companies. Mr. Tsirigakis and Mr. Syllantavos will be prohibited for a period of three months after the termination of their employment from participating in business activities with publicly traded companies in competition with Star Bulk unless they obtain Star Bulk's prior written consent.

Mr. Tsirigakis and Mr. Syllantavos are also entitled to receive benefits under each of their consultancy agreements with Star Bulk, including, receipt of an annual discretionary bonuses, to be determined by Star Bulk's board of directors in its sole discretion; stock options and other equity grants pursuant to the 2007 equity incentive plan; a monthly car allowance in the amount of €1,500.

Messrs. Tsirigakis and Syllantavos are entitled to severance payments upon the termination of their respective positions.  In the event they are terminated without cause, Messrs. Tsirigakis and Syllantavos will each receive under their respective employment and consultancy agreements all accrued and unpaid salary through the date of termination, an amount equal to two times their annual salary plus the average of their annual incentive awards for each of the three years preceding the year of the termination and a pro rata bonus for the year in which the termination occurs.

Officers of Star Bulk will be eligible to receive discretionary bonus awards and/or awards under Star Bulk's 2007 Equity Incentive Plan in such amounts, if any, as determined by the board of directors of Star Bulk, in its sole discretion. In making such determinations, Star Bulk's board of directors will consider the then prevailing operations and financial condition of Star Bulk, including any contingencies that are then known, as well as the amount of compensation paid to similarly situated officers of other companies in the seaborne transportation industry.

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

D.           Employees

As of December 31, 2009, we had 31 employees and as of March 23, 2010, we had 32 employees including our Chief Executive Officer and Chief Financial Officer.  As of December 31, 2009 and March 23, 2010, 29 and 30 employees, respectively, were engaged in the day to day management of the vessels in our fleet.

As of December 31, 2008 and 2007, we had 22 and 10 employees, respectively, including our Chief Executive Officer and Chief Financial Officer.  As of December 31, 2008 and 2007, 20 and 8 employees, respectively, were engaged in the day to day management of the vessels in our fleet.

E.           Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see Item 7 "Major Shareholders and Related Party Transactions."

Item 7.	Major Shareholders and Related Party Transactions

A.           MAJOR SHAREHOLDERS

The following table presents certain information as of March 23, 2010 regarding the ownership of our shares of common stock with respect to each shareholder, who we know to beneficially own more than five percent of our outstanding shares of common stock, and our directors.

Beneficial Owner	Shares of common stock
	Amount (1)	Percentage (1)

Petros Pappas (2)	8,122,094	13.3%
Giovine Capital Group LLC (3)	7,576,941	12.4%
F5 Capital (4)	3,803,481	6.2%
Prokopios Tsirigakis	1,987,345	3.3%
George Syllantavos	755,015	1.2%
Koert Erhardt	523,471	* %
Tom Softeland	297,827	* %
Peter Espig	378,879	* %

(1)	Percentage amounts based on 61,104,760 shares of our common stock outstanding as of March 23, 2010.

(2)	Information derived from the Schedule 13G/A of Mr. Pappas which was filed with the Commission on February 12, 2010. Mr. Pappas is the Chairman of our board of directors.

(3)	Information derived from the Schedule 13G/A of Giovine Capital Group LLC which was filed with the Commission on January 14, 2010.

(4)
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

B. Related Party Transactions

Under the Master Agreement Star Bulk and Star Maritime agreed to acquire a fleet of eight drybulk carriers with a combined cargo-carrying capacity of approximately 692,000 dwt. from certain subsidiaries of TMT, a company controlled by Nobu Su, a former director of Star Bulk. The aggregate purchase price specified in the Master Agreement for the initial fleet was $224.5 million in cash and 12,537,645 shares of our common stock, issued on November 30, 2007. As additional consideration for eight vessels, 1,606,962 shares of common stock of Star Bulk to be issued to TMT in two installments as follows: (i) 803,481 additional shares of our common stock, no more than 10 business days following the filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, and (ii) 803,481 additional shares of our common stock, no more than 10 business days following the filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2008. The shares in respect of the first installment were issued to a nominee of TMT on July 17, 2008.  The shares in respect of the second installment were issued to a nominee of TMT on April 28, 2009.

Under the Master Agreement we agreed, with some limited exceptions, to include the shares of our common stock comprising the stock consideration portion of the aggregate purchase price and the additional stock consideration (collectively the "Registrable Securities"), in our registration statement filed in connection with the Redomiciliation Merger. In addition, we granted TMT (on behalf of itself or its affiliates that hold Registrable Securities) the right, under certain definitive, pre-determined circumstances and subject to certain restrictions, including lock-up and market stand-off restrictions, to require us to in the future register the Registrable Securities under the Securities Act. Under the Master Agreement, TMT also had the right to require us to make available shelf registration statements (if Star Bulk is eligible to do so) permitting sales of shares into the market from time to time over an extended period. In addition, TMT had the ability to exercise certain piggyback registration rights, 180 days following the effective date of the Redomiciliation Merger. All expenses relating to such registration were  borne by us. On September 2, 2008, we filed a registration statement on Form F-3 (File No. 333-153304), which was declared effective on November 3, 2008, registering for resale an aggregate of 4,606,962 shares on behalf of F5 Capital, a company related to TMT.

Star Gamma LLC, a wholly-owned subsidiary of Star Bulk, entered into time a charter agreement dated, February 23, 2007, with TMT for the Star Gamma. Star Iota Inc., a wholly-owned subsidiary of

Star Bulk, entered into a time charter agreement, dated February 26, 2007, with TMT for the Star Iota. Both time charters commenced on the date of their delivery to us, had a duration of one year and daily charterhire rates of $28,500 and $18,000 respectively.  Neither of the above mentioned vessels were delivered to the Company as of December 31, 2007, consequently no amounts relating thereto have been included in the consolidated statement of operations in 2007.  For the years ended December 31,2009 and 2008, the Company earned $0.3 million and $13.0 million net revenue, respectively under the time charter party agreements with TMT and included in Voyage revenues in the Consolidated Statements of Operations

Star Maritime used the services of Combine to conduct certain vessel inspection services for the vessels in the initial fleet. Under an agreement dated May 4, 2007 we appointed Combine, a company affiliated with our Chief Executive Officer, Mr. Tsirigakis and our directors Messrs. Pappas and Anagnostou as interim manager of the vessels in the initial fleet. Given the start-up nature of Star Bulk, under the agreement, Combine provided technical management and associated services, including legal services, to the vessels so as to affect the smooth delivery and operation of the vessels to Star Bulk. Such services provided at a lump-sum fee of $10,000 per vessel for services leading up to and including taking delivery of each vessel and at a daily fee of $450 per vessel from the delivery of each vessel to Star Bulk onwards during the term of the agreement. Combine was entitled to be reimbursed at cost by Star Bulk for any and all expenses incurred by them in the management of the vessels, was obligated to provide Star Bulk the full benefit of all discounts and rebates enjoyed by them. The term of the agreement is for one year from the date of delivery of each vessel. As of December 31, 2009, none of Star Bulk's vessels were managed by Combine.

During 2007, Combine charged us approximately $91,000 for legal and other services, which are included in the consolidated statement of operations for the year ended December 31, 2007, $84,000 related to vessel pre-delivery expenses, which represents $10,000 per vessel from initial fleet plus $4,000 of other capitalized expenses that were capitalized as vessel cost as of December 31, 2007 and $0 for daily management fees since there were no vessels under its management. During the years ended December 31, 2009 and 2008, we incurred costs of approximately $0, and $2.1 million, respectively for operational and technical management services of Combine.  As of December 31, 2009 and 2008, we had an outstanding receivable balance of $0 and $11,345, respectively.

Oceanbulk Maritime, S.A., a related party, has paid for certain expenses on behalf of Star Maritime. Star Bulk's director Mr. Petros Pappas is also the Honorary Chairman of Oceanbulk, a ship management company of drybulk vessels.  Star Bulk's Chief Executive Officer, Mr. Prokopios (Akis) Tsirigakis, as well as its officer Mr. Christos Anagnostou had been employees of Oceanbulk until November 30, 2007.  Included in the consolidated statement of income for December 31, 2007 are legal and office support expenses paid to Oceanbulk Maritime S.A. in the amount of approximately $196,000.  For the years ended December 31, 2009 and 2008, we earned $16.5 million and $11.6 million net revenue, respectively under the time charter party agreements with Vinyl Navigation which is included in voyage revenues in the consolidated statements of operations.  We also paid to Oceanbulk brokerage commissions in the amount of $99,250 and $183,500, respectively regarding the sale of Star Iota in 2008 and the sale of vessel Star Alpha in 2009.  As of December 31, 2009 and 2008, we had an outstanding receivable balance of $2,507,000 and a payable balance of $418,000, respectively.

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

On June 3, 2008, we entered into an agreement with Vinyl Navigation, a company affiliated with Oceanbulk Maritime, S.A., a company founded by Star Bulk's Chairman, Mr. Petros Pappas, to acquire the Star Ypsilon, a Capesize drybulk carrier for the purchase price of $87.2 million, which was the same price that Vinyl Navigation had paid when it acquired the vessel from an unrelated third party. We ultimately paid $86.9 million due to the late delivery of the vessel to us.  The Star Ypsilon was delivered to us on September 18, 2008. No commissions were charged to us on the sale or the chartering of the Star Ypsilon.  We acquired the Star Ypsilon with an existing above market time charter at an average daily hire rate of $91,932, and we recorded the fair market value of time charter acquired at $14.4 million which was amortized as a decrease to revenues until the early termination of the time charter agreement. Vinyl Navigation had a back-to back charter agreement with TMT, a company controlled by a former director of the Company, Mr. Nobu Su, on the same terms as Star Bulk's charter agreement with Vinyl Navigation. Arbitration proceedings commenced on July 27, 2009 against TMT seeking damages resulting from TMT's repudiation of this charter relating to the Star Ypsilon.

Interchart Shipping Inc. or Interchart, a company affiliated with Oceanbulk, a company controlled by our Chairman, acts as a chartering broker for all of the Company's vessels except the Star Kappa.  As of December 31, 2009 and 2008 Star Bulk had an outstanding liability of $189,968 and $6,450, respectively to Interchart. During the years ended December 31, 2009, 2008 and 2007 the brokerage commission of 1.25% on charter revenue paid to Interchart amounted $1,471,975, $396,533 and $0, respectively and is included in Voyage expenses in the Consolidated Statements of Operations.

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

On October 3, 2007, we also entered into separate consulting agreements with companies owned and controlled by our Chief Executive Officer and Chief Financial Officer respectively. Each of these agreements has a term of three years unless terminated earlier in accordance with the terms of such agreements. Under the consulting agreements, each company controlled by Mr. Tsirigakis and Mr. Syllantavos respectively, is expected to receive an annual consulting fee of €370,000, or approximately $544,000 and €250,000, or approximately $368,000. Mr. Tsirigakis and Mr. Syllantavos will also receive a discretionary bonus and additional incentive compensation as determined annually by the compensation committee of our board of directors.  The related expenses for 2007, 2008 and 2009 were $658,777, $968,552 and 916,769, respectively, and are included in general and administrative expenses in the consolidated statement of operations.

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

On March 20, 2009, Mr. Petros Pappas, our Chairman transferred in a private transaction an aggregate of 75,000 of his shares to Mr. Peter Espig, a director of the Company.

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

In the first quarter of 2009 the Star Alpha underwent unscheduled repairs which resulted in a 25 day off-hire period. Following the completion of the repairs, the Star Alpha was redelivered to us by its charterers approximately one month prior to the earliest redelivery date allowed under the time charter agreement.  Arbitration proceedings have commenced pursuant to disputes that have arisen with the charterers of the Star Alpha.  The disputes relate to vessel performance characteristics and hire. We are seeking damages for repudiations of the charter due to the early redelivery of the vessel as well as unpaid hire, while the charterers are seeking contingent damages resulting from the vessel's off-hire.  Defense and counterclaim submissions have been filed by the parties with the arbitration panel.  The arbitration panel is also handling additional proceedings between third parties that sub-chartered the vessel.  The Company has received the charterer's Reply and Defense to Owners's Defense and Counterclaim Submissions and on December 11, 2009, the Company filed its reply submission.

We commenced an arbitration proceeding as complainant against Oldendorff Gmbh & Co. KG of Germany, or Oldendorff, seeking damages resulting from Oldendorff's repudiation of a charter relating to the Star Beta. The Star Beta had been time chartered by a subsidiary of the Company to Industrial Carriers Inc. of Ukraine, or ICI.  Under that time charter, ICI was obligated to pay a gross daily charterhire rate of $106,500 until February 2010. In January 2008, ICI sub-chartered the vessel to Oldendorff for one year at a gross daily charterhire rate of $130,000 until February 2009. In October 2008, ICI assigned its rights and obligations under the sub-charter to one of our subsidiaries in exchange for ICI being released from the remaining term of the ICI charter. Oldendorff notified us that it considers the assignment of the sub-charter to be an effective repudiation of the sub-charter by ICI.  ICI subsequently filed an application for protection from its creditors in a Greek insolvency proceeding which was dismissed. ICI is appealing the dismissal. In January 2009, we made a written submission to our appointed arbitrator asserting claims against Oldendorff and alleged damages in the amount of approximately $14.8 million. In March 2009, the Company made a written submission to respond to a counterclaim that hire was overpaid under the relevant time charter agreement.  The arbitration proceedings are scheduled to enter into "discovery" and will be followed by a hearing.  We believe that the assignment was valid and that Oldendorff has erroneously repudiated the sub-charter.

Vinyl Navigation Inc., which is acting for and on behalf of the Company, has commenced an arbitration proceeding against TMT Bulk Corp., or TMT Bulk, for repudiatory breach of the charterparty due to the nonpayment of charterhire related to the Star Ypsilon.  Vinyl Navigation Inc. is pursuing an award for such nonpayment of charterhire and an award for the loss of charterhire for the remaining period of the charterparty.

The Company has commenced an arbitration proceeding against Ishaar Overseas FZE of Dubai, or Ishaar, for repudiatory breach of the charterparty due to the nonpayment of charterhire related to the Star Epsilon.  Both the Company and Ishhar have appointed arbitrators and the Company has filed claim submissions against the charterers Ishhar.  The Company is pursuing an interim award for such nonpayment of charterhire and an award for the loss of charterhire for the remaining period of the charterpartyThe Company has commenced an arbitration proceeding against Ishhar for repudiatory breach of the charterparty due to the nonpayment of charterhire related to the Star Kappa.  Both the Company and Ishaar have appointed arbitrators and the Company has filed claim submissions against the charterers Ishaar.  The Company is pursuing an interim award for such nonpayment of charterhire and an award for the loss of charterhire for the remaining period of the charterparty.  We have not been involved in any legal proceedings which we believe may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which we believe may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

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

In June 2009, with the consent of our lenders, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ended June 30, 2009 which was paid on or about July 14, 2009 to shareholders as of record on July 7, 2009.  Our lenders have consented to our declaration and payment of this quarterly dividend.  In November 2009, with the consent of our lenders, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ended September 30, 2009, which was paid on or about December 4, 2009 to shareholders of record as of November 27, 2009.  In February 2010, with the consent of our lenders, we declared a dividend of $0.05 per share for the three months ending December 31, 2009, which was paid on March 12, 2010to shareholders of record as of March 8, 2010.

B.           Significant Changes.

On January 18, 2010 we concluded a Memorandum of Agreement for the sale of the vessel Star Beta to a third party for a sales price of $22 million and we expect to deliver the vessel to the buyers in the second quarter of 2010.

On February 18, 2010, we concluded a Memorandum of Agreement for the acquisition of the vessel Nord-Kraft (to be renamed Star Aurora) for a purchase price of $42.5 million.  The vessel is expected to be delivered between the third quarter of 2010 and the first quarter of 2011.

On February 23, 2010, we declared a dividend of $0.05 per share for the three months ending December 31, 2009, which was paid on March 12, 2010, to the stockholders of record as of March 8, 2010.

On February 23, 2010 our Board of Directors adopted and approved the terms and provisions of the Company's 2010 Plan.   Under the 2010 Plan, officers, key employees, directors and consultants of Star Bulk and its subsidiaries will be eligible to receive options to acquire shares of common stock, stock appreciation rights, restricted stock and other stock-based or stock-denominated awards. Star Bulk has reserved a total of 2,000,000 shares of common stock for issuance under the 2010 plan, subject to adjustment for changes in capitalization as provided in the 2010 Plan.

Pursuant to the 2010 and 2007 Plans, we have issued the following securities:

•
On February 4, 2010, an aggregate of 115,600 restricted non-vested common shares to all of our employees subject to applicable vesting of 69,360 common shares on June 30, 2010 and 46,240 common shares on June 30, 2011.

•
On February 24, 2010, an aggregate of 980,000 restricted non-vested common shares to the members of our board of directors subject to applicable vesting of 490,000 common shares on each of June 30 and September 30, 2010.

On March 15, 2010, our 5,916,150 outstanding warrants expired and ceased trading on the Nasdaq Global Market.

On February 23, 2010, our Board of Directors adopted a new stock repurchase plan for up to $30.0 million to be used for repurchasing the Company's common shares until December 31, 2011.  All repurchased common shares shall be cancelled and removed from the Company's share capital.  We expect the plan to be effective when our lenders remove the relevant covenant from our loan agreements.

Item 9.	The Offer and Listing

A.           Offer and Listing Details

The Company's common stock and warrants are traded on the Nasdaq Global Market under the symbols "SBLK" and "SBLKW," respectively. Since the Redomiciliation Merger on November 30, 2007, the price history of our common stock and warrants was as follows:

COMMON STOCK

2010	High	Low
January 2010	$3.20	$2.53
February 2010	$2.79	$2.63
March 2010*	$2.89	$2.71

2009	High	Low
1st Quarter ended March 31, 2009	$3.34	$1.21
2nd Quarter ended June 30, 2009	$5.37	$2.29
Six months ended June 30, 2009	$5.37	$1.21
3rd Quarter ended September 30, 2009	$3.97	$3.18
4th Quarter ended December 31, 2009	$3.65	$2.69
Six months ended December 31, 2009	$3.97	$2.69
For the year ended December 31, 2009	$5.37	$1.21
September 2009	$3.97	$3.37
October 2009	$3.65	$3.00
November 2009	$3.58	$3.05
December 2009	$3.25	$2.69

2008	High	Low
1st Quarter ended March 31, 2008	$12.37	$9.36
2nd Quarter ended June 30, 2008	$14.34	$11.39
Six months ended June 30, 2008	$14.34	$9.36
3rd Quarter ended September 30, 2008	$11.47	$6.73
4th Quarter ended December 31, 2008	$7.03	$1.80
Six months ended December 31, 2008	$11.47	$1.80
For the year ended December 31, 2008	$14.34	$1.80

2007	High	Low
December 3, 2007 to December 31, 2007	$14.05	$13.34

* Through March 22, 2010.

WARRANTS
2010	High	Low
January 2010	$0.08	$0.025
February 2010	$0.025	$0.0105
March 2010*	$0.018	$0.005

2009	High	Low
1st Quarter ended March 31, 2009	$0.25	$0.04
2nd Quarter ended June 30, 2009	$0.41	$0.04
Six months ended June 30, 2009March 2009	$0.41	$0.04
3rd Quarter ended September 30, 2009	$0.12	$0.06
4th Quarter ended December 31, 2009	$0.08	$0.04
Six months ended December 31, 2009	$0.12	$0.04
For the year ended December 31, 2009	$0.41	$0.04
September 2009	$0.10	$0.07
October 2009	$0.08	$0.04
November 2009	$0.08	$0.041
December 2009	$0.075	$0.043

2008	High	Low
1st Quarter ended March 31, 2008	$4.46	$1.99
2nd Quarter ended June 30, 2008	$6.40	$3.70
Six months ended June 30, 2008	$6.40	$1.99
3rd Quarter ended September 30, 2008	$3.74	$1.52
4th Quarter ended December 31, 2008	$1.50	$0.10
Six months ended December 31, 2008	$3.74	$0.10
For the year ended December 31, 2008	$6.40	$0.10

2007	High	Low
December 3, 2007 to December 31, 2007	$7.03	$0.72

*	Through March 15, 2010.

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

A. Share Capital

Not Applicable.

B.           Memorandum and Articles of Association

Directors

Our directors are elected by a majority of the votes cast by stockholders entitled to vote in an election. Our amended and restated articles of incorporation provide that cumulative voting shall not be used to elect directors. Our board of directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66 2/3% of the entire board. Our amended and restated articles of incorporation provide for a staggered board of directors whereby directors shall be divided into three classes: Class A, Class B and Class C which shall be as nearly equal in number as possible. Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The initial term of our board of directors is as follows: (i) the term of the Company's Class A directors expires in 2011; (ii) the term of Class B directors expires in 2012; and (iii) the term of Class C directors expires in 2010. Each director serves his respective term of office until his successor has been elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

On November 23, 2009 at our annual meeting of shareholders, our shareholders voted to approve an amendment to our Amended and Restated Articles of Incorporation as set forth below that would grant the Chairman of our Board of Directors a tie- breaking vote in the event the Board vote is evenly split or deadlocked on a matter presented for vote. The BCA does not currently provide for granting the Chairman a tie-breaking vote where, as in the Company's case, there is only one class of shares outstanding.  However, there is a proposed amendment to the BCA pending before the current Session of the Marshall Islands legislature which would allow the granting of such tie-breaking vote to the Chairman.  This amendment mirrors and is drawn from a similar existing provision in the Delaware General Corporation Law.  The Board has deferred authorizing the necessary actions to effect such amendment to our Amended and Restated Articles of Incorporation until such time as the BCA has been amended to permit such amendment.

The text of the proposed amendment to our Amended and Restated Articles of Incorporation is set forth below.

"To the fullest extent permitted by law, the Chairman of the Corporation's Board of Directors shall be entitled, in his or her sole discretion, to cast an additional vote in any situation where the votes of directors (including the first vote of the Chairman and abstentions, if any) are evenly split on a matter, including, without limitation, if such even split results from:

(a)	a vote of the entire membership of the Board of Directors;

(b)	a vote of the Directors constituting a quorum at a meeting of the Board of Directors, or

(c)	a vote of Directors actually voting at a meeting of the Board of Directors."

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

E.           Taxation

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, or the "Code", existing and proposed U.S. Treasury Department regulations, or the "Treasury Regulations," administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report. This discussion assumes that decisions, all as of the date of this Annual Report.

Tax Classification of the Company

Star Maritime was a Delaware corporation which merged into the Company pursuant to the Redomiciliation Merger as more specifically described above.

Section 7874(b) of the Code, or "Section 7874(b)," provides that a corporation organized outside the United States, such as the Company, which acquires (pursuant to a "plan" or a "series of related transactions") substantially all of the assets of a corporation organized in the United States, such as Star Maritime, will be treated as a U.S. domestic corporation for U.S. federal income tax purposes if shareholders of the U.S. corporation whose assets are being acquired own at least 80% of the non-U.S. acquiring corporation after the acquisition. If Section 7874(b) were to apply to Star Maritime and the Redomiciliation Merger, then the Company, as the surviving entity of the Redomiciliation Merger, would be subject to U.S. federal income tax as a U.S. domestic corporation on its worldwide income after the Redomiciliation Merger. In addition, as a U.S. domestic corporation, any dividends paid by us to a Non-U.S. Holder, as defined below, would be subject to a U.S. federal income tax withholding at the rate of 30% or such lower rate as provided by an applicable U.S. income tax treaty.

After the completion of the Redomiciliation Merger, the shareholders of Star Maritime owned less than 80 % of the Company. Star Maritime received an opinion of its counsel, Seward & Kissel LLP, that Star Bulk should not be subject to Section 7874(b) after the Redomiciliation Merger. Based on the structure of the Redomiciliation Merger, the Company believes that it is not subject to U.S. federal income tax as a U.S. domestic corporation on its worldwide income for taxable years after the Redomiciliation Merger. However, there is no authority directly addressing the application of Section 7874(b) to a transaction such as the Redomiciliation Merger where shares in a foreign corporation, such as the Company are issued concurrently with (or shortly after) a merger. In particular, since there is no authority directly applying the "series of related transactions" or "plan" provisions to the post-acquisition stock ownership requirements of Section 7874(b), there is no assurance that the IRS on a count will agree with Seward & Kissel's opinion on this matter. Moreover, Star Maritime has not sought a ruling from the IRS on this point. Therefore, there is no assurance that the IRS would not seek to assert that the Company is subject to U.S. federal income tax on its worldwide income after the Redomiciliation Merger, although the Company believes that such an assertion should not be successful.

The remainder of this discussion assumes that the Company will not be treated as a U.S. domestic corporation for any taxable year.

Taxation of the Company's Shipping Income

We anticipate that we will derive substantially all of our gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes (including COAs), hire or lease from time or voyage charters and the performance of services directly related thereto, which we refer to collectively as "shipping income."

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. We are not permitted by law to engage in transportation that gives rise to 100% U.S. source shipping income. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to U.S. federal income tax.

Based upon our anticipated shipping operations, our vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. federal income tax under Section 883 of the Code, we will be subject to U.S. federal income tax, in the manner discussed below, to the extent our shipping income is considered derived from sources within the United States.

Application of Section 883 of the Code

Under the relevant provisions of Section 883 of the Code and the Treasury Regulations promulgated thereunder, we will be exempt from U.S. federal income tax on our U.S. source shipping income if:

(i)
we are organized in a "qualified foreign country," which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 of the Code, and which we refer to as the "Country of Organization Requirement"; and

(ii)	we can satisfy any one of the following two (2) stock ownership requirements:

(a)	more than 50% of our stock, in terms of value, is beneficially owned by individuals who are residents of a "qualified foreign country," which the Company refers to as the "50% Ownership Test"; or

(b)	our stock is "primarily and regularly" traded on an "established securities market" located in the United States or in a "qualified foreign country," which we refer to as the "Publicly-Traded Test".

The U.S. Treasury Department has recognized the Marshall Islands, our country of incorporation and the country of incorporation of our ship-owning subsidiaries, as "qualified foreign countries." Accordingly, we satisfy the Country of Organization Requirement.

Therefore, our eligibility to qualify for exemption under Section 883 of the Code is wholly dependent upon being able to satisfy one of the stock ownership requirements.

The Treasury Regulations provide that stock of a foreign corporation will be considered to be "primarily traded" on an "established securities market" if the number of shares of each class of stock that are traded during any taxable year on all "established securities markets" in that country exceeds the number of shares in each such class that are traded during that year on "established securities markets" in any other single country. Our common stock is "primarily traded" on the Nasdaq Global Market.

Under the Treasury Regulations, our common stock will be considered to be "regularly traded" on an "established securities market" if one or more classes of our common stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the "listing requirement."  Since our common stock is listed on the Nasdaq Global Market, we will satisfy the listing requirement.

The Treasury Regulations further require that with respect to each class of common stock relied upon to meet the listing requirement: (i) such class of the common stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, which we refer to as the "trading frequency test;" and (ii) the aggregate number of shares of such class of common stock traded on such market is at least 10% of the average number of shares of such class of common stock outstanding during such year, or as appropriately adjusted in the case of a short taxable year, which we refer to as the "trading volume test." We believe that our common stock will satisfy the trading frequency and volume tests. Even if this were not the case, the Treasury Regulations provide that the trading frequency and volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common stock, such class of stock is traded on an "established securities market" in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, our common stock would not be considered to be "regularly traded" on an "established securities market" if 50% or more of the outstanding shares of our common stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of our common stock, which we refer to as the "5% Override Rule."

For purposes of determining the persons who own 5% or more of our common stock, or "5% Stockholders," the Treasury Regulations permit us to rely on Schedule 13G and Schedule 13D filings with the U.S. Securities and Exchange Commission, or the "SEC," to identify persons who have a 5% or greater beneficial interest in our common stock. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish, in accordance with specified ownership certification procedures, that within the group of 5% Stockholders there are sufficient "qualified shareholders" for purposes of Section 883 of the Code to preclude "non-qualified shareholders" in such group from owning actually or constructively 50% or more of our common stock for more than half the number of days during the taxable year.

For the 2009 taxable year, we were not subject to the 5% Override Rule and, therefore, we believe that we satisfied the Publicly-Traded Test.  Accordingly, we believe that we were exempt from U.S. federal income tax on our U.S. source shipping income for the 2009 taxable year, and we intend to take this position on our 2009 U.S. federal income tax return.  However, there is no assurance that we will continue to qualify for the benefits of Section 883 of the Code for any future taxable year.

Taxation in Absence of Exemption under Section 883 of the Code

To the extent the benefits of Section 883 of the Code are unavailable with respect to any item of U.S. source shipping income, our U.S. source shipping income, to the extend not considered to be "effectively connected" with a U.S. trade or business, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, or the "4% gross basis tax regime." Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income tax with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

United States Federal Income Taxation of Holders of Common Stock

The following is a discussion of the material U.S. federal income tax consequences applicable to a U.S. Holder and a Non-U.S. Holder, each as defined below, of the ownership and disposition of our common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, investors whose functional currency is not the U.S. Dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who own our common stock as a capital asset. Holders of our common stock are encouraged to consult their own tax advisors concerning the overall tax consequences arising in their particular situation under U.S. federal, state, local or foreign law of the ownership of our common stock.

United States Federal Income Taxation of U.S. Holders

As used herein, the term "U.S. Holder" means a beneficial owner of our common stock that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common stock, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

Distributions

Subject to the discussion of "passive foreign investment companies" below, any distributions made by us with respect to our common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income," as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in its common stock on a Dollar-for-Dollar basis and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive category income" or, in the case of certain types of U.S. Holders, "general category income" for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, which we refer to as a "U.S. Individual Holder," will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Global Market, on which our common stock is listed); (2) we are not a "passive foreign investment company" for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); and (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of its enactment. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any "extraordinary dividend," generally, a dividend in an amount which is equal to or in excess of 10% of a stockholder's adjusted basis (or fair market value in certain circumstances) in our common stock. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a "passive foreign investment company" for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such common stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period in such common stock is greater than one year at the time of the sale, exchange or other disposition. Otherwise, such capital gain or loss will be treated as short-term capital gain or loss. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Individual Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a "passive foreign investment company" for U.S. federal income tax purposes. In general, we will be treated as a passive PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held our common stock, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income, what we refer to as "passive assets."

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive, or are deemed to derive from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the tankers, should not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a "qualified electing fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder could make a "mark-to-market" election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received by the Electing Holder from us. The Electing Holder's adjusted tax basis in the common stock would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits previously taxed would result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any taxable year that our company is a PFIC by filing IRS Form 8621 with his U.S. federal income tax return. If we became aware that we were to be treated as a PFIC for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our common stock is treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such U.S. Holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in its common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period in the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holders' holding period in the common stock;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that taxable year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. If a Non-Electing Holder who is an individual dies while owning our common stock, such Non-Electing Holder's successor generally would not receive a step-up in tax basis with respect to such common stock.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common stock (other than a foreign partnership) that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on dividends received from us with respect to our common stock, unless that income is "effectively connected" with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is subject to U.S. federal income tax only if attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•
the gain is "effectively connected" with the Non-U.S. Holder's conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to that gain, that gain is subject to U.S. federal income tax only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the common stock that is "effectively connected" with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the U.S. federal income taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the "effectively connected" income, subject to certain adjustments, may be subject to an additional "branch profits" tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States will be subject to information reporting requirements. Such payments will also be subject to "backup withholding" if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and "backup withholding" by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If a stockholder sells its common stock to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. "backup withholding" and information reporting unless you certify, under penalties of perjury, that you are a non-U.S. person or you otherwise establish an exemption. If a stockholder sells its common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid outside the United States, then information reporting and "backup withholding" generally will not apply to that payment. However, U.S. information reporting requirements, but not "backup withholding", will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a stockholder sells its common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

"Backup withholding" is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under "backup withholding" rules that exceed the taxpayer's U.S. federal income tax liability by filing a refund claim with the IRS.

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

Interest Rates

The international drybulk industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt contains interest rates that fluctuate with LIBOR. During the waiver period, LIBOR is adjusted to the cost of funds. Increasing interest rates could adversely impact future earnings.

Under our amended term loans with both Commerzebank AG and Piraeus Bank we pay an interest rate of LIBOR plus a margin of 2%. As of March 23, 2010, we had $113.8 million outstanding under our term loan with Commerzebank AG and a total of $117.2 million outstanding under our term loans with Piraeus Bank.

Our interest expense for the year ended December 31, 2009 was $9.9 million.  Our estimated interest expense for the year ending December 31, 2010 is $7.3 million.  Our interest expense estimate is based on the amount of our outstanding borrowings under our term loan facilities as of December 31, 2009 and the weighted average interest rate of our term loan facilities for the year ended December 31, 2009, which amounted to 3.33%.  Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points will increase our interest expense for the year ended December 31, 2010 by $2.2 million assuming the same debt profile throughout the year.

The following table sets forth the sensitivity of loans in millions of Dollars to a 100 basis points increase in LIBOR during the next five years:

For the year ended December 31,	Estimated amount of interest expense	Estimated amount of interest expense after an increase of 100 basis points	Sensitivity

2010	7.3	9.5	2.2
2011	5.8	7.6	1.8
2012	4.8	6.2	1.4
2013	4.0	5.2	1.2
2014	2.8	3.6	0.8

Currency and Exchange Rates

We generate all of our revenues in Dollars and operating expenses in currencies other than the Dollar are approximately 17% of total operation expenses. However, 57% of our general and administrative expenses including consulting fees, salaries and traveling expenses were incurred in Euros. For accounting purposes, expenses incurred in Euros are converted into Dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the Dollar and the Euro, which could affect the amount of net income that we report in future periods. As of December 31, 2009, the effect of a 1% adverse movement in Dollar/Euro exchange rates would have resulted in an increase of $50,062 and $51,796 in our general and administrative expense and our operating expenses, respectively. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. The use of financial derivatives, including foreign exchange forward agreements, would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

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

During the years ended December 31, 2009 and 2008, we entered into a limited number of FFAs on the Capesize and Panamax indexes.  The FFAs are intended to serve as an approximate hedge for our  vessels trading in the spot market for 2009 and 2010, effectively locking-in the approximate amount of revenue that we expect to receive from such vessels for the relevant periods. Our FFAs do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in the accompanying consolidated statements of operations.  As all of our FFAs are settled on a daily basis through London Clearing House (LCH), the fair value of these instruments as of December 31, 2009 was $0.  During the years ended December 31, 2009 and 2008, the loss/gain from FFAs amounted to $2.4 million and $0.3 million, respectively.

Bunker swaps agreements

Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. During 2009, we entered into four bunker swap contracts for 18,000 metric tons of fuel oil up to December 31, 2011.  These swaps are traded as derivatives on the over-the-counter (OTC) market.

During the year ended December 31, 2009 gain from bunker swaps amounted to $0.3 million.

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

(a)           Disclosure Controls and Procedures

Management, including the Chief Executive Officer and the Chief Financial Officer have conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2009. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date to ensure that information required to be disclosed by the Company in the reports that it files or submits to the Commission under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

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

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2009 is effective.

(c)           Attestation Report of the Registered Public Accounting Firm

Deloitte, Hadjipavlou Sofianos & Cambanis S.A., our independent registered public accounting firm, as auditors of the consolidated financial statements of the Company for the year ended December 31, 2009, has also audited the effectiveness of the Company's internal control over financial reporting as stated in their audit report which is included below.

(d)           Changes in Internal Control over Financial Reporting

There were no other changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Management, including the Chief Executive Officer and the Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Star Bulk Carriers Corp.
Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Star Bulk Carriers Corp. and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated March 23, 2010 expressed an unqualified opinion on those financial statements.

/s/ Deloitte
Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece

March 23, 2010
Item 16A.	Audit Committee Financial Expert

The Board of Directors of the Company has determined that Mr. Softeland, whose biographical details are included in Item 6. "Directors and Senior Management," a member of our Audit Committee qualifies as a financial expert and is considered to be independent according to the Commission rules.

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

Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., Certified Auditors Accountants S.A, or Deloitte, have audited our annual consolidated financial statements acting as our Independent Registered Public Accounting Firm for the fiscal years ended December 31, 2007, 2008 and 2009.

The table below sets forth the total fees for the services performed by Deloitte in 2007, 2008 and 2009, and breaks these amounts by category of services.

(In thousands of Dollars)	2007	2008	2009

Audit fees	748	1,183	738
Audit-related fees	-	-	-
Tax fees	-	-	-
All other fees	-	-	-
Total fees	748	1,183	738

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

Not Applicable.

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

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Marshall Islands.  As a foreign private issuer, we will be exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material noncompliance with Nasdaq corporate governance practices and the establishment and composition of an audit committee and a formal written audit committee charter.  A description of the significant differences between our corporate governance practices and the Nasdaq's requirements are as follows:

•	Our board is comprised of seven directors.

•	Consistent with Marshall Islands law requirements, in lieu of obtaining an independent review of related party transactions for conflicts of interests, our amended and restated

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

Item 19.	Exhibits

Number	Description of Exhibition

1.1	Amended and Restated Articles of Incorporation of Star Bulk Carriers Corp. (1)
1.2	Amended and Restated bylaws of the Company (2)
2.1	Form of Share Certificate (3)
2.2	Form of Warrant Certificate (4)
2.3	Form of 2007 Equity Incentive Plan (5)
2.4	Stock Escrow Agreement (6)
2.5	Form of Warrant Agreement between American Stock Transfer & Trust Company and the Registrant (7)
2.6	Registration Rights Agreement (8)
4.1	Management Agreement with Combine Marine Inc. (9)
4.2	Agreement and Plan of Merger (10)
4.3	Master Agreement, as amended (11)
4.4	Supplemental Agreement (12)
4.5	Loan Agreement with Commerzbank AG dated December 27, 2007 (13)
4.6	Loan Agreement with Piraeus Bank A.E. dated April 14, 2008 (14)
4.7	Amendment No. 1 to Loan Agreement with Piraeus Bank A.E. dated April 17, 2008 (15)
4.8	Amendment No. 2. to Loan Agreement with Piraeus Bank A.E. dated September 18, 2008 (16)
4.9	Loan Agreement with Piraeus Bank A.E. dated July 1, 2008 (17)
4.10	Waiver Agreement with Commerzbank AG dated March 12, 2009 (18)
4.11	Waiver Agreement with Piraeus Bank A.E., as Agent, dated March 10, 2009 (19)
4.12	Waiver Agreement with Piraeus Bank A.E. dated March 10, 2009 (20)
4.13	Amendment No. 1 to the Waiver Agreement with Commerzbank AG dated December 11, 2009
8.1	Subsidiaries of the Company
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm (Deloitte)

(1)	Incorporated by reference to Exhibit 3.2 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.

(2)	Incorporated by reference to Exhibit 3.1 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.
(3)	Incorporated by reference to Exhibit 4.1 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.
(4)	Incorporated by reference to Exhibit 4.3 of Star Maritime's Registration Statement (File No. 333-125662), which was filed with the Commission on October 26, 2005.
(5)	Incorporated by reference to Exhibit 10.2 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.
(6)	Incorporated by reference to Exhibit 10.9 of Star Maritime's Registration Statement (File No. 333-125662), which was filed with the Commission on June 9, 2005.
(7)	Incorporated by reference to Exhibit 4.4 of Star Maritime's Registration Statement (File No. 333-125662), which was filed with the Commission on June 9, 2005.
(8)	Incorporated by reference to Exhibit 10.13 of Star Maritime's Registration Statement (File No. 333-125662), which was filed with the Commission on June 9, 2005.
(9)	Incorporated by reference to Exhibit 10.16 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on May 24, 2007.
(10)	Incorporated by reference to Exhibit 1.1 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.
(11)	Incorporated by reference to Exhibit 10.19 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on October 12, 2007.
(12)	Incorporated by reference to Exhibit 10.11 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.
(13)	Incorporated by reference to Exhibit 4.5 of he Company's Annual Report for the year ended December 31, 2007 (File No. 001-33869), which was filed with the Commission on June 30, 2008.
(14)	Incorporated by reference to Exhibit 4.6 of the Company's Annual Report for the year ended December 31, 2007 (File No. 001-33869), which was filed with the Commission on June 30, 2008.
(15)	Incorporated by reference to Exhibit 4.7 of the Company's Annual Report for the year ended December 31, 2007 (File No. 001-33869), which was filed with the Commission on June 30, 2008.
(16)	Incorporated by reference to Exhibit 10.24 of the Company's Registration Statement on Form F-3 (File No. 333-153304), which was filed with the Commission on October 10, 2008.
(17)	Incorporated by reference to Exhibit 10.23 of the Company's Registration Statement on Form F-3 (File No. 333-153304), which was filed with the Commission on September 2, 2008.
(18)	Incorporated by reference to Exhibit 4.10 of the Company's Annual Report for the year ended December 31, 2008 (File No. 001-33869), which was filed with the Commission on April 16, 2009.
(19)	Incorporated by reference to Exhibit 4.11 of the Company's Annual Report for the year ended December 31, 2008 (File No. 001-33869), which was filed with the Commission on April 16, 2009.
(20)	Incorporated by reference to Exhibit 4.12 of the Company's Annual Report for the year ended December 31, 2008 (File No. 001-33869), which was filed with the Commission on April 16, 2009.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Star Bulk Carriers Corp.
(Registrant)

Date: March 23, 2010	By:	/s/ Prokopios Tsirigakis
	Name:	Prokopios (Akis) Tsirigakis
	Title:	President and Chief Executive Officer

SK 25767 0001 1081340 v3

S-1

STAR BULK CARRIERS CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and stockholders of Star Bulk Carriers Corp.
Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Star Bulk Carriers Corp. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Star Bulk Carriers Corp. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three  years in the period ended  December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 23, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte.
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
March  23, 2010

STAR BULK CARRIERS CORP.
Consolidated Balance Sheets
As of December 31, 2008 and 2009
(Expressed in thousands of U.S. dollars except for share and per share data)
	2008	2009
ASSETS
Current Assets
Cash and cash equivalents	$29,475	$40,142
Restricted cash (Note 2i)	2,486	8,353
Trade accounts receivable	3,379	5,449
Inventories (Note 4)	1,276	982
Due from related parties (Note 3)	465	2,507
Due from managers	1,747	147
Derivative instruments (Note 15)	251	128
Prepaid expenses and other receivables	680	3,120
Deposit on forward freight agreements	2,514	-
Total Current Assets	42,273	60,828

FIXED ASSETS
Vessels and other fixed assets, net (Note 5)	821,284	668,698
Total Fixed Assets	821,284	668,698

OTHER NON-CURRENT ASSETS
Deferred finance charges	1,391	1,041
Due from managers	270	-
Fair value of above market acquired time charter (Note 6)	14,148	-
Derivative instruments (Note 15)	-	154
Restricted cash (Note 2i)	12,010	29,920
TOTAL ASSETS	$891,376	$760,641

LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt (Note 7)	$49,250	$59,675
Accounts payable	1,031	3,977
Due to related parties (Note 3)	156	336
Accrued liabilities (Note 11)	3,296	2,293
Deferred revenue	3,554	4,811
Total Current Liabilities	57,287	71,092

NON CURRENT LIABILITIES
Long term debt (Note 7)	247,250	187,575
Fair value of below market acquired time charter (Note 6)	21,574	1,812
Deferred revenue	5,072	847
Other non-current liability	53	58
TOTAL LIABILITIES	331,236	261,384

Commitments & Contingencies (Note 13)

Stockholders' Equity
Preferred Stock; $0.01 par value authorized 25,000,000 shares; none issued or outstanding at December 31, 2008 and 2009 (Note 8)	-	-
Common Stock, $0.01 par value, 100,000,000 and 300,000,000 shares authorized at December 31, 2008 and 2009, respectively; 58,412,402 and 61,104,760 shares issued and outstanding at December 31, 2008 and 2009, respectively (Note 8)	584	611
Additional paid in capital (Note 8)	479,592	483,282
Retained earnings	79,964	15,364
Total Stockholders' Equity	560,140	499,257
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$891,376	$760,641

The accompanying notes are an integral part of these consolidated financial statements

STAR BULK CARRIERS CORP.
Consolidated Statements of Operations
For the years ended December 31, 2007, 2008 and 2009 (Expressed in thousands of U.S. dollars except for share and per share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2008	2009
REVENUES:
Voyage revenues	$3,633	$238,883	$142,351

EXPENSES/(INCOME):
Voyage expenses (Note 14)	43	3,504	15,374
Vessel operating expenses (Note 14)	622	26,198	30,168
Management fees	23	975	771
Management fees-related party	-	392	-
Drydocking expenses	-	7,881	6,122
Depreciation (Note 5)	745	51,050	58,298
Vessel impairment loss (Note 5)	-	3,646	75,208
(Gain)/Loss on derivative instruments (Note 15)	-	(251)	2,154
Gain on time charter agreement termination (Note 6)	-	(9,711)	(16,219)
Loss on time charter agreement termination (Note 6)	-	-	11,040
General and administrative expenses	7,756	12,424	8,742
	9,189	96,108	191,658

Operating (loss)/profit	(5,556)	142,775	(49,307)

OTHER INCOME/(EXPENSES):
Interest and finance costs (Note 7)	(45)	(10,238)	(9,914)
Interest and other income	9,021	1,201	806
Total other income/(expense), net	8,976	(9,037)	(9,108)

Income /(loss) before income taxes	3,420	133,738	(58,415)

Income taxes (Note 12)	(9)	-	-

Net income /(loss)	$3,411	$133,738	$(58,415)

Earnings/(loss) per share, basic (Note 9)	$0.11	$2.55	$(0.96)
Earnings/(loss) per share, diluted (Note 9)	$0.09	$2.46	$(0.96)

Weighted average number of shares outstanding, basic (Note 9)	30,065,923	52,477,947	60,873,421
Weighted average number of shares outstanding, diluted (Note 9)	36,817,616	54,447,985	60,873,421

The accompanying notes are an integral part of these consolidated financial statements

STAR BULK CARRIERS CORP.
Consolidated Statements of Stockholders Equity
For the years ended December 31, 2007, 2008 and 2009
(Expressed in thousands of U.S. dollars except for share and per share data)

	Common Stock		Additional		Total
	# of Shares	Par Value	Paid-in Capital	Retained earnings	stockholders' Equity

BALANCE, January 1, 2007	$29,026,924	$3	$120,442	$3,088	$123,533

Net income for the year ended December 31, 2007	$-	$-	$-	$3,411	$3,411
Redomiciliation Merger common stock par value change		287	(287)	-	-
Issuance of common stock to TMT	12,537,645	125	175,830	-	175,955
Warrants exercised	951,864	10	7,605	-	7,615
Reclassification of common stock subject to redemption		-	64,680		64,680
Stock-based compensation		-	184	-	184
BALANCE, December 31, 2007	$42,516,433	$425	$368,454	$6,499	$375,378

Net income for the year ended December 31, 2008	$-	$-	$-	$133,738	$133,738
Warrants exercised	11,769,486	118	94,038	-	94,155
Warrants and common stock buyback	(1,247,000)	(12)	(13,437)	-	(13,449)
Issuance of common stock to TMT	803,481	8	18,938	-	18,946
Issuance of common stock to stockholders	4,255,002	42	7,617	(7,659)	-
Issuance of vested and non-vested shares and amortization of stock based compensation	315,000	3	3,983	-	3,986
Dividends declared and paid ($0.98 per share)	-	-		(52,614)	(52,614)
BALANCE, December 31, 2008	$58,412,402	$584	$479,592	$79,964	$560,140

Net loss for the year ended December 31, 2009	$-	$-	$-	$(58,415)	$(58,415)
Issuance of common stock to TMT	803,481	8	(8)	-	-
Issuance of common stock	818,877	8	1,877	-	1,885
Issuance of vested and non-vested shares and amortization of stock based compensation	1,070,000	11	1,821	-	1,832
Dividends declared and paid ($0.10 per share)	-	-	-	(6,185)	(6,185)
BALANCE, December 31, 2009	$61,104,760	$611	$483,282	$15,364	$499,257

The accompanying notes are an integral part of these consolidated financial statements

STAR BULK CARRIERS CORP.
Consolidated Statements of Cash Flows
For the years ended December 31, 2006, 2007 and 2008
(Expressed in thousands of U.S. dollars)
	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2008	2009
Cash Flows from Operating Activities:
Net income/(loss)	$3,411	$133,738	$(58,415)
Adjustments to reconcile net income /(loss) to net cash provided by operating activities:
Depreciation	745	51,050	58,298
Amortization of fair value of above market acquired time charter	28	2,221	3,108
Amortization of fair value of below market acquired time charter	(1,465)	(82,754)	(8,843)
Amortization of deferred finance charges	-	234	350
Loss on time charter agreement termination	-	-	121
Vessel impairment loss	-	3,646	75,208
Stock- based compensation	184	3,986	1,832
Change in fair value of derivatives	-	(251)	(31)
Other non-cash charges	-	53	5
Deferred interest	(2,163)	-	-
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Fair value of trust account	(1,179)	-	-
Restricted cash for forward freight and bunkers agreements		(2,486)	(3,267)
Trade accounts receivable	-	(3,379)	(2,070)
Inventories	(598)	(678)	294
Prepaid expenses and other receivables	(68)	(462)	(2,440)
Deposit on forward freight agreements	-	(2,514)	2,514
Due from related parties	-	(465)	(2,042)
Due from managers	(120)	(1,897)	1,870
Increase/(Decrease) in:
Accounts payable	(31)	864	2,946
Due to related parties	480	(324)	180
Accrued liabilities	437	2,455	(773)
Income taxes payable	(207)	-	-
Deferred revenue	916	7,710	(2,968)
Net Cash provided by Operating Activities	370	110,747	65,877

Cash Flows from Investing Activities:
Cash disbursements from trust account	194,094	-	-
Advances for vessels to be acquired	(83,444)	-	-
Additions to vessel cost and other fixed assets	(95,707)	(413,457)	(49)
Cash paid for above market acquired time charter	(1,980)	(14,417)	-
Cash proceeds from vessel sale	-	16,579	19,129
Increase in restricted cash	-	(12,010)	(20,510)
Net cash provided by/(used in) Investing Activities	12,963	(423,305)	(1,430)

Cash Flows from Financing Activities:
Proceeds from bank loans	-	317,500	-
Loan repayment	-	(21,000)	(49,250)
Repurchase of shares and warrants	-	(13,449)	-
Proceeds from exercise of warrants	7,534	94,236	-
Proceeds from dividend reinvestment	-	-	1,885
Deferred underwriting fees paid	(4,000)	-	-
Financing fees paid	-	(1,625)	(230)
Cash dividend	-	(52,614)	(6,185)
Net cash provided by/(used in) Financing Activities	3,534	323,048	(53,780)

Net increase in cash and cash equivalents	16,867	10,490	10,667
Cash and cash equivalents at beginning of year	2,118	18,985	29,475

Cash and cash equivalents at end of the year	$18,985	$29,475	$40,142
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest	-	9,378	9,206
Income taxes	216	-	-
Non-cash items: Issue of common stock at fair value for delivery of vessels	175,955	18,946	-
Deferred finance charges	600	-	-
Receivable from exercise of warrants	81	-	-
Amount owed for capital expentitures	52	-	-
Fair value of below market acquired time charters	26,772	79,021	-
Issuance of common stock to stockholders (non-cash stock dividend) -	-	7,659	-

The accompanying notes are an integral part of these consolidated financial statements

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

 (Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1.           Basis of Presentation and General Information:

On November 30, 2007, Star Maritime Acquisition Corp. ("Star Maritime") incorporated in the state of Delaware, merged into its wholly-owned subsidiary at the time, Star Bulk Carriers Corp. ("Star Bulk") a company incorporated in Marshall Islands, with Star Bulk being the surviving entity (collectively, the "Company," "we" or "us").  This merger is referred to as "Redomiciliation Merger" or the "Merger".

The accompanying consolidated financial statements as of and for the years ended December 31, 2007, 2008 and 2009 include the accounts of Star Bulk and its wholly owned subsidiaries.  The accompanying consolidated financial statements for the period from January 1, 2007 to November 30, 2007 (the date of Redomiciliation Merger) include the accounts of Star Maritime.

Star Bulk was incorporated on December 13, 2006 under the laws of the Marshall Islands and is the sole owner of all of the outstanding shares of Star Bulk Management Inc. and the ship-owning subsidiaries as set forth below.

Star Maritime was organized on May 13, 2005 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or similar business combination, one or more assets or target businesses in the shipping industry.  On December 21, 2005, Star Maritime consummated its initial public offering of 18,867,500 units, at a price of $10.00 per unit, each unit consisting of one share of Star Maritime common stock and one warrant to purchase one share of Star Maritime common stock at an exercise price of $8.00 per share.  In addition, during December 2005 the Company completed a private placement of an aggregate of 1,132,500 units, each unit consisting of one share of common stock and one warrant.  The entire gross proceeds of the initial public offering amounting to $188,675 were deposited in a trust account (the "Trust Account").

On January 12, 2007, Star Maritime and Star Bulk entered into definitive agreements (the "Master Agreement") to acquire a fleet of eight drybulk carriers (the "Transaction") from certain subsidiaries of TMT Co. Ltd. ("TMT"), a shipping company headquartered in Taiwan that is controlled by Mr. Nobu Su, a former director of the Company. These eight drybulk carriers are referred to as the "initial fleet", or the "initial vessels".  The aggregate purchase price specified in the Master Agreement for the initial fleet was $224,500 in cash and 12,537,645 shares of common stock of Star Bulk that were issued on November 30, 2007.  The Company also agreed to issue to TMT additional stock consideration of 1,606,962 common shares of Star Bulk in two equal installments in 2008 and 2009.  On July 17, 2008 the Company issued 803,481 shares out of additional stock consideration of 1,606,962 of common stock of Star Bulk to TMT.  On April 28, 2009 the remaining 803,481 shares of Star Bulk's common stock were issued to TMT.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

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

Holders of Star Maritime common stock had the right to redeem their shares for cash by voting against the Redomiciliation Merger.  Accordingly, at December 31, 2005, the Company had a liability of $64,680 due to a possible redemption of 6,599,999 shares of common stock.  Upon completion of the Redomiciliation Merger none of the redemption rights were exercised and the liability for the possible redemption was reclassified as additional paid-in capital during the year ended December 31, 2007.  Deferred interest attributable to common stock subject to a possible redemption in the amount of $2,163 was recognized in the consolidated statement of operations during the year ended December 31, 2007.

In addition, upon completion of the Redomiciliation Merger, all Trust Account proceeds were released to the Company to complete the Transaction as per the Master Agreement.  Star Bulk shares and warrants started trading on the NASDAQ Global Select Market on December 3, 2007 under the ticker symbols SBLK and SBLKW, respectively.  Immediately following the effective date of the Redomiciliation Merger, TMT and its affiliates owned 30.2% of Star Bulk's outstanding common stock.

The Company began operations on December 3, 2007 with the delivery of its first vessel Star Epsilon.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1.      Basis of Presentation and General Information-(continued):

Below is the list of the Company's wholly owned ship-owning subsidiaries as of December 31, 2009:

Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
Star Bulk Management Inc.	-	-	-	-
Starbulk S.A.***	-	-	-	-
Vessels in operation at December 31, 2009
Star Epsilon LLC	Star Epsilon (ex G Duckling)*	52,402	December 3, 2007	2001
Star Theta LLC	Star Theta (ex J Duckling)*	52,425	December 6, 2007	2003
Star Kappa LLC	Star Kappa (ex E Duckling)	52,055	December 14, 2007	2001
Star Beta LLC	Star Beta (ex B Duckling)*	174,691	December 28, 2007	1993
Star Zeta LLC	Star Zeta (ex I Duckling)*	52,994	January 2, 2008	2003
Star Delta LLC	Star Delta (ex F Duckling)*	52,434	January 2, 2008	2000
Star Gamma LLC	Star Gamma (ex C Duckling)*	53,098	January 4, 2008	2002
Lamda LLC	Star Sigma	184,403	April 15, 2008	1991
Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
Star Cosmo LLC	Star Cosmo	52,247	July 1, 2008	2005
Star Ypsilon LLC	Star Ypsilon	150,940	September 18, 2008	1991

Vessels sold
Star Iota LLC	Star Iota**	78,585	March 7, 2008	1983
Star Alpha LLC	Star Alpha (ex A Duckling)****	175,075	January 9, 2008	1992

*	Initial fleet or initial vessels

**
On April 24, 2008 the Company entered into an agreement to sell Star Iota (which was a vessel in the initial fleet) for gross proceeds of $18.4 million less costs to sell of $1.8 million.  The vessel was delivered to its purchasers on October 6, 2008.

***	Starbulk S.A. was incorporated on January 28, 2009 for the purpose of acting as the technical manager of the Company's vessels.

****
On July 21, 2009 the Company entered into an agreement to sell Star Alpha (which was also a vessel in the initial fleet) for gross proceeds of $19.9 million less costs to sell of $0.8 million.  The vessel was delivered to its purchasers on December 21, 2009.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1.      Basis of Presentation and General Information-(continued):

The charterers that individually accounting for more than 10% of the Company's voyage revenues during the years ended December 31, 2007, 2008 and 2009 are as follows:

Charterer	2007	2008	2009
A	44%	-	-
B	36%	-	-
C	20%	-	12%
D	-	19%	-
E	-	10%	-
F	-	-	20%
G	-	-	12%
H	-	-	11%
I	-	-	10%

2.      Significant Accounting Policies:

a)   Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which include the accounts of Star Maritime, prior to the Redomiciliation Merger, and of Star Bulk and its wholly owned subsidiaries referred to in Note 1 above. All inter-company accounts and transactions have been eliminated in consolidation.

b)   Use of estimates:  The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the accompanying consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c)  Other Comprehensive Income: The Company follows guidance related to Reporting Comprehensive Income,  which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. The Company has no such transactions which affect comprehensive income and, accordingly, comprehensive income equals net income / (loss) for all periods presented.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.      Significant Accounting Policies – (continued):

d)  Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, short-term investments, trade accounts receivable and derivative contracts (bunker swaps and forward freight agreements).  The Company's policy is to place cash and cash equivalents and short-term investments with financial institutions evaluated as being creditworthy.  The Company may be exposed to credit risk in the event of non-performance by counterparties to derivative instruments; however, the Company a) in over-the-counter transactions limits its exposure by diversifying among counter parties with high credit ratings, and b) all of the Company's forward freight agreements ("FFA's") are settled on a daily basis through London Clearing House ("LCH"). The Company, consistent with drybulk shipping industry practice, has not independently analyzed the creditworthiness of the charterers and generally does not require collateral for its trade accounts receivable.

e)   Income taxes:

e.i)  Star Bulk: is not liable for any income tax on its income derived from shipping operations because the countries in which the Company's ship-owning and management subsidiaries and management company are incorporated do not levy tax on income, but rather a tonnage tax on vessels.

e.ii) Star Maritime: was incorporated in Delaware, thus, deferred income taxes were provided for the differences between the bases of assets and liabilities for financial reporting and income tax purposes. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

f)  Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar since the Company's vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the consolidated balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in General and administrative expenses in the accompanying consolidated statements of operations.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.       Significant Accounting Policies – (continued):

g)   Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

h)  Cash Held in Trust:  Investments held in trust during the year ending December 31, 2007, were held in short-term investments.  The Company invested in various short-term tax free money market funds promulgated under the Investment Company Act of 1940.  Interest income earned on such investments and unrealized and realized gains and losses were the Company's source of income until the consummation of the Merger.  For the year ended December 31, 2007, the realized gain on such investments amounted to $1,179.

i)  Restricted Cash: Restricted cash reflects deposits that are required to be maintained with certain banks under the Company's loan agreements (Note 7). Restricted cash also consists of the restricted portion of both FFAs and bunker swaps base and margin collaterals with LCH and Marfin Bank, respectively.  As of December 31, 2008 and 2009, the restricted balance with LCH and Marfin Bank amounted to $2,486 and $5,753, respectively, and is presented under current assets in the accompanying consolidated balance sheet. Furthermore, as of December 31, 2008 and 2009, minimum liquidity required by the Company's lenders amounted to $12,000 and $11,000, respectively, pledged amounts amounted to $0 and $21,500, respectively. Effective February 1, 2010, based on the waiver dated December 24, 2009 (Note 7), minimum liquidity decreased by $3,850 and the pledged accounts increased by $1,250. The amount of $2,600 representing minimum liquidity and the pledge account requirements is presented in restricted cash under current assets in the accompanying consolidated balance sheet.  As of December 31, 2008 and 2009, letters of guarantee for statutory registration amounted to $10 and $20, respectively, and are presented in restricted cash under non-current assets in the accompanying consolidated balance sheet.

j)  Trade accounts receivable:   The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables.  At December 31, 2008 and 2009, no provision for doubtful debts was considered necessary.

k)  Inventories: Inventories consist of consumable bunkers and lubricants, which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

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

The aggregate purchase price paid to TMT for the eight vessels in the initial fleet consisted of cash and Star Bulk common shares. The stock consideration was measured based on the fair market value of the Company's common shares at the time each vessel was delivered. The additional stock consideration of 1,606,962 common shares (Note 1) was measured when TMT completed its performance under the Master Agreement when it delivered to the Company the last vessel of the initial fleet on March 7, 2008. The aggregate purchase price consisting of cash and stock consideration was allocated to the acquired vessels based on the relative fair values of the vessels on their respective dates of delivery to Star Bulk.

The cost of each of the Company's vessels is depreciated beginning when the vessel was ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (a vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton).  Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard.  When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.           Significant Accounting Policies – (continued):

n)  Impairment of Long-Lived Assets: The Company follows guidance related to Impairment or Disposal of Long-lived Assets which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value.  In this respect, management regularly reviews the carrying amount of the vessels on vessel by vessel basis when events and circumstances indicate that the carrying amount of the vessels might not be recoverable.

At December 31, 2008 and 2009, the Company performed an impairment review of the Company's vessels due to the global economic downturn and the prevailing conditions in the shipping industry. The Company compared undiscounted cash flows to the carrying values for the Company's vessels to determine if the assets were impaired. Significant management judgment is required in forecasting future operating results used in this method. These estimates are consistent with the plans and forecasts used by management to conduct its business. As a result of this analysis, no assets were considered to be impaired and the Company has not recognized any impairment charge for its vessels, for the years ended December 31, 2008 and 2009, other than vessels classified as held for sale during the years ended December 31, 2008 and 2009 (Note 5).

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.           Significant Accounting Policies – (continued):

o) Vessels held for sale: It is the Company's policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies vessels as being held for sale when: management has committed to a plan to sell the vessels; the vessels are available for immediate sale in their present condition; an active program to locate a buyer and other actions required to complete the plan to sell the vessels have been initiated; the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; the vessels are being actively marketed for sale at a price that is reasonable in relation to their current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.       Significant Accounting Policies – (continued):

r)  Pension and retirement benefit obligations—administrative personnel:   Administrative employees are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees' gross salary to the fund.  The related expense is recorded under "General and administration expenses" in the Consolidated Statements of Operations. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits without recourse to the Company.

s)  Stock incentive plan awards:  Share-based compensation represents vested and non-vested shares granted to employees and to non-employee directors, for their services as directors, and is included in "General and administrative expenses" in the consolidated statements of operations. These shares are measured at their fair value equal to the market value of the Company's common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date. Guidance related to stock compensation describes two generally accepted methods of recognizing expense for non-vested share awards with a graded vesting schedule for financial reporting purposes: 1) the "accelerated method," which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award and 2) the "straight-line method" which treats such awards as a single award and results in recognition of the cost ratably over the entire vesting period.  The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized using the accelerated method.

t)  Dry-docking and special survey expenses:  Dry-docking and special survey expenses are expensed when incurred.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.       Significant Accounting Policies – (continued):

u)  Accounting for Revenue and Related Expenses: The Company generates its revenues from charterers for the charterhire of its vessels. Vessels are chartered mainly using time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate. Under time charters, voyage costs, such as fuel and port charges are borne and paid by the charterer.  Company's time charters agreements are classified as operating leases. Revenues under operating lease arrangements are recognized when a charter agreement exists, charter rate is fixed and determinable, the vessel is made available to the lessee, and collection of the related revenue is reasonably assured. Revenues are recognized ratably on a straight line basis over the period of the respective charter agreement in accordance with guidance related to leases.

Voyage charter agreements are charterhires, where a contract is made in the spot market for the use of a vessel for a specific voyage at a specified charter rate. Revenue from voyage charter agreements is recognized on a pro-rata basis over the duration of the voyage. Under voyage charter agreements, all voyage costs are borne and paid by the Company.  Demurrage income, which is included in voyage revenues, represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized when arrangement exists, services have been performed, the amount is fixed or determinable and collection is reasonably assured.

Deferred revenue includes cash received prior to the consolidated balance sheet date and is related to revenue earned after such date. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the remaining as long term liability.

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees and other miscellaneous expenses.
Brokerage commissions are paid by the Company. Brokerage commissions are recognized over the related charter period and included in voyage expenses. Voyage expenses and vessel operating expenses are expensed as incurred.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.       Significant Accounting Policies – (continued):

v)  Fair value of financial instruments: On January 1, 2008, the Company adopted guidance related to Fair Value Measurements & Disclosures for financial assets and liabilities and any other assets and liabilities carried at fair value and are measured on recurring basis. This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Company's adoption of this guidance did not have a material effect on the Company's Consolidated Financial Statements for financial assets and liabilities and any other assets and liabilities carried at fair value. The Company has provided additional fair value disclosures in Note 15.

w) Earnings per Common Share:  Earnings per share are computed in accordance with guidance related to Earnings per Share.  Basic earnings or loss per share are calculated by dividing net income or loss available to common shareholders by the basic weighted average number of common shares outstanding during the period.  Diluted  income per share reflects the potential dilution assuming common shares were issued for the exercise of outstanding in-the-money warrants and non-vested shares and assuming the hypothetical proceeds, including proceeds from warrant exercise and average unrecognized stock-based compensation cost, thereof were used to purchase common shares at the average market price during the period such warrants and non-vested shares were outstanding (Note 9).

x)  Segment Reporting: The Company reports financial information and evaluates its operations by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet, and thus, the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.       Significant Accounting Policies – (continued):

y)  Recent Accounting Pronouncements:

(i) In March 2008, new guidance was issued to provide users of financial statements with an enhanced understanding of derivative instruments and hedging activities. The new guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on instruments, and disclosures about credit-risk-related contingent features in derivative agreements. This guidance was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. This guidance does not require comparative disclosures for earlier periods at initial adoption. The Company adopted this guidance in the first quarter of 2009 (Note 15).

(ii) In June 2008, new guidance clarified that all outstanding non-vested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities, and the two-class method of computing basic and diluted earnings per share must be applied. The guidance was effective for fiscal years beginning after December 15, 2008. The adoption of this new guidance did not have an impact on the Company's consolidated financial statements as dividends are required to be returned to the entity if the employee forfeits the award.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.       Significant Accounting Policies – (continued):

(iii)  In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (the "ASC" or the "Codification"), which became the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification's content carries the same level of authority, effectively superseding previous guidanceand includes only two levels of GAAP: authoritative and no authoritative. The guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted the new guidance in the third quarter of 2009 and revised references to US GAAP in these consolidated financial statements to reflect the guidance in the Codification.

(iv) In June 2009, new guidance was issued with regards to the consolidation of variable interest entities ("VIE"). This guidance responds to concerns about the application of certain key provisions of the FASB Interpretation, including those regarding the transparency of the involvement with VIEs. The new guidance revises the approach to determining the primary beneficiary of a VIE to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. Specifically, the new guidance requires a qualitative approach to identifying a controlling financial interest in a VIE and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. In addition, the standard requires additional disclosures about the involvement with a VIE and any significant changes in risk exposure due to that involvement. This new guidance is effective from January 1, 2010. The adoption of this pronouncement is not expected to have a significant impact on the Company's financial statements.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties

Transactions and balances with related parties are analyzed as follows:

Balance Sheet

	December 31, 2008	December 31, 2009
Assets
TMT Co Ltd. (a)	$454	$-
Combine Marine S.A. (b)	11	-
Oceanbulk Maritime, S.A.(c)	-	2,507
Total assets	$465	$2,507

Liabilities
Oceanbulk Maritime, S.A.(c)	$1	$-
Interchart Shipping Inc. (d)	6	190
Management and Directors	149	146
Total Liabilities	$156	$336

Statement of operations

	Year ended December 31,
	2007		2008	2009

Revenues-TMT (a)	$		$13,009	$309
Voyage expenses-Combine (b)		-	95	-
Operating expenses-Combine (b)		-	1,440	-
Management fees-Combine (b)		-	434	-
General and Administrative-Combine (b)		91	67	-
Revenues Vinyl (c )		-	11,611	16,508
Voyage expenses-Interchart (d)		-	396	1,472
Executive directors consultancy fees (e)		659	969	917
Non-executive directors compensation (e)		-	149	126

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties-(continued):

(a) TMT Co. Ltd.:  Under the Master Agreement (Note 1) the Company issued to TMT 12,537,645 shares of Star Bulk's common stock representing the stock consideration portion of the aggregate purchase price of initial vessels and agreed to issue to TMT additional stock consideration of 1,606,962 common shares of Star Bulk in two equal installments in 2008 and 2009.  On July 17, 2008, the Company issued 803,481 of the additional stock consideration of 1,606,962 shares of common stock of Star Bulk.  On April 28, 2009 the remaining 803,481 shares of Star Bulk's common stock were issued to TMT. Under the Master Agreement, Star Bulk filed with the Commission a universal shelf registration statement, as amended, on Form F-3 (File No. 333-153304), which was declared effective on November 3, 2008 permitting TMT sales of shares into the market from time to time over an extended period.

Under the Master Agreement, as of December 31, 2007, Star Bulk took delivery of three vessels in the initial fleet as indicated in Note 1.   In addition, in December 2007, Star Bulk took delivery of the Star Kappa from TMT, which was not part of the initial fleet for a cash consideration of $72,000. During the year ended December 31, 2008, Star Bulk took delivery of the remaining five vessels in the initial fleet as indicated in Note 1.

Star Gamma LLC, a wholly-owned subsidiary of Star Bulk, entered into a time charter agreement dated, February 23, 2007, with TMT for the Star Gamma. The charter rate for the Star Gamma was $28.5 per day for a term of one year. Star Iota LLC, a wholly-owned subsidiary of Star Bulk, entered into a time charter agreement, dated February 26, 2007, with TMT for the Star Iota. The charter rate for the Star Iota was $18 per day for a term of one year. Neither of the above mentioned vessels were delivered to the Company as of December 31, 2007, consequently no amounts relating thereto have been included in the consolidated statement of operations in 2007. For the years ended December 31, 2008 and 2009, the Company earned $13,009 and $309, respectively, net revenue under the time charter party agreements with TMT and included in Voyage revenues in the Consolidated Statements of operations.

TMT is a company controlled by Mr. Nobu Su, a former director of the Company. During the second quarter of 2008, Mr. Nobu Su's beneficial ownership decreased to 7%, and on October 20, 2008, he resigned from the board of directors of Star Bulk with immediate effect. As a result, TMT ceased to be a related party to Star Bulk.

As of December 31, 2008, the outstanding balance of $454 with TMT mainly represented receivable for bunkers.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties-(continued):

(b) Combine Marine S.A. or ("Combine"):  Under an agreement dated May 4, 2007, Star Bulk appointed Combine, a company affiliated with Mr. Tsirigakis, Mr. Pappas and Mr. Christos Anagnostou, as interim manager of the vessels in the initial fleet. Under the agreement, Combine provided interim technical management and associated services, including legal services, to the vessels starting with their delivery to Star Bulk, and also provided such services and shore personnel prior to and during vessel delivery to Star Bulk in exchange for a flat fee of $10 per vessel prior to delivery and at a daily fee of $450 U.S. dollars per vessel after vessel's delivery and during the term of the agreement. Combine was entitled to be reimbursed by Star Bulk for out-of-pocket expenses incurred by Combine while managing the vessels and was obligated to provide Star Bulk with the full benefit of all discounts and rebates available to Combine. The term of the agreement was for one year from the date of delivery of each vessel. Either party may terminate the agreement upon thirty days' notice. As of December 31, 2008 and 2009, none of Star Bulk's vessels were managed by Combine.

As of December 31, 2008 and 2009 Star Bulk has an outstanding receivable balance of $11, and $0 respectively from Combine.  During the years ended December 31, 2007, 2008 and 2009 Combine Marine S.A. charged $91, $2,059 and $0 respectively for operational and technical management services. Combine also charged $84 related to vessel pre-delivery expenses, which represents $10 per vessel from initial fleet plus $4 of other capitalized expenses that were capitalized as vessel cost as of December 31, 2007.

(c) Oceanbulk Maritime, S.A., or Oceanbulk: Oceanbulk Maritime, S.A., a related party, has paid for certain expenses on behalf of Star Maritime. Star Bulk's director Mr. Petros Pappas is also the Honorary Chairman of Oceanbulk, a ship management company of drybulk vessels.  Star Bulk's Chief Executive Officer, Mr. Prokopios (Akis) Tsirigakis, as well as its officer Mr. Christos Anagnostou had been employees of Oceanbulk until November 30, 2007.

On June 3, 2008, we entered into an agreement with Vinyl Navigation a company affiliated with Oceanbulk Maritime, S.A., a company founded by Star Bulk's Chairman, Mr. Petros Pappas, to acquire the Star Ypsilon, a Capesize drybulk carrier for the purchase price of $87,180, which was the same price that Vinyl Navigation had paid when it acquired the vessel from an unrelated third party. The Company eventually paid $86,940 due to the late delivery of the vessel.  Star Ypsilon was delivered to the Company on September 18, 2008. No commissions were charged to us on the purchase or the chartering of the Star Ypsilon.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties-(continued):

Oceanbulk Maritime, S.A., or Oceanbulk -(continued):

We acquired the Star Ypsilon with an existing above market time charter at an average daily hire rate of $91,932, and we recorded the fair market value of time charter acquired at $14,417 (Note 6) which during 2009 was amortized as a decrease to revenues until the early termination of the time charter agreement. Vinyl Navigation had a back-to back charter agreement with TMT, a company controlled by a former director of the Company, Mr. Nobu Su, on the same terms as Star Bulk's charter agreement with Vinyl Navigation.

On July 17, 2009, TMT repudiated the time charter agreement relating to Star Ypsilon.  Arbitration proceedings commenced on July 27, 2009 against TMT seeking damages resulting from TMT's repudiation of this time charter.

Included in the consolidated statement of operations for December 31, 2007 are legal and office support expenses paid to Oceanbulk Maritime S.A. in the amount of $196.  For the years ended December 31, 2008 and 2009, the Company earned $11,611 and $ 16,508, respectively for net revenue under the time charter party agreements with Vinyl and included in Voyage revenues in the Consolidated Statements of Operations.  The Company also paid to Oceanbulk a brokerage commission amounting to $99 regarding the sale of vessel Star Iota during the year ended December 31, 2008 and $184 regarding the sale of vessel Star Alpha during the year ended December 31, 2009 (Note 5). As of December 31, 2008 and 2009, Star Bulk had an outstanding payable balance of $1 and an outstanding receivable of $2,507, respectively, resulting from chartering and brokerage activities with Oceanbulk.

(d) Interchart Shipping Inc. or Interchart: Interchart, a company affiliated to Oceanbulk- acting as a chartering broker of of all Company's vessels except from Star Kappa.As of December 31, 2008 and 2009, Star Bulk had an outstanding liability of $6 and $190, respectively to Interchart. During the years ended December 31, 2007, 2008 and 2009 the brokerage commission of 1.25% on charter revenue paid to Interchart amounted $0, $396 and $1,472, respectively and included in Voyage expenses in the Consolidated Statements of Operations.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties-(continued):

(e)  Management and Directors Fees: On October 3, 2007, Star Bulk has entered into separate consulting agreements with companies owned and controlled by the Chief Executive Officer and the Chief Financial Officer, for the services provided by the Chief Executive Officer and the Chief Financial Officer, respectively.  Each of these agreements has a term of three years unless terminated earlier in accordance with the terms of such agreements.  Under the consulting agreements, each company controlled by the Chief Executive Officer and the Chief Financial Officer is expected to receive an annual consulting fee of €370 (approx. $517) and €250 (approx. $349), respectively, commencing on the Merger date on a pro-rata basis.

Additionally, the Chief Executive Officer and the Chief Financial Officer are entitled to receive benefits under each of their consultancy agreements with Star Bulk, among other things each is entitled to receive an annual discretionary bonus, to be determined by Star Bulk's board of directors in its sole discretion.  The related expenses for the years ended December 31, 2007, 2008 and 2009 were $659, $969 and $917, respectively and are included under general and administrative expenses.

Non-employee directors of Star Bulk receive an annual cash retainer of $15, plus a fee of $1 for each board and committee meeting attended, including meetings attended telephonically. The chairman of the audit committee receives an additional $7.5 per year and each chairman of each other standing committees will receive an additional $5 per year.

As of December 31, 2008 and December 31, 2009, Star Bulk had an outstanding payable balance of $149 and $146, respectively, with its management and directors, representing unpaid fees.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.      Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2008	2009

Bunkers	$412	$-
Lubricants	864	982
	$1,276	$982

5.      Vessels and other fixed assets:

The amount shown in the accompanying consolidated balance sheets are analyzed as follows:

	2008	2009
Cost
Vessels	$872,577	$760,474
Other fixed assets	502	556
Total cost	873,079	761,030
Accumulated depreciation	(51,795)	(92,332)
Vessels and other fixed assets, net	$821,284	$668,698

The impact of cash and stock consideration on the financial statements for the vessels acquired in 2007 and 2008 and sold during 2008 and 2009 is analyzed as follows:

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

5. Vessels and other fixed assets-(continued):

	Consolidated statements of cash flows		Consolidated statements of stockholders' equity	Consolidated balance sheets

	Cash paid for vessels to be acquired	Cash paid for vessels delivered and time charters acquired	Stock consideration	Additions/ Disposals	Fair value of (below)/above market acquired time charter
Year ended December 31, 2007
Initial vessels	$83,444	$25,541	$175,955	$193,522	$(26,772)
Star Kappa	-	72,043	-	70,063	1,980
Other fixed assets	-	103	-	103	-
Total	$83,444	$97,687	$175,955	$263,688	$(24,792)

Year ended December 31, 2008
Initial vessels	$-	$115,696	$18,946	$327,974	$(75,164)
Disposal of initial vessel	-	-	-	(20,204)	-
Additional vessels	-	311,783	-	301,222	10,561
Other fixed assets		395	-	395	-
Total	$-	$427,874	$18,946	$609,387	$(64,603)

Year ended December 31, 2009
Disposal of initial vessel	$-	$-	$-	$(94,338)	$-
Other fixed assets	-	-	-	50	-
Total	$-	$-	$-	$(94,288)	$-

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

5.      Vessels and other fixed assets-(continued):

Vessels acquisitions for the year ended December 31, 2007

Following the consummation of the Redomiciliation Merger, Star Bulk took delivery from TMT of three out of eight initial vessels indicated in Note 1. The total purchase price for all eight vessels included stock consideration of 12,537,645 shares and cash consideration of $224,500. The purchase price of the first three vessels of the initial fleet delivered to Star Bulk in December, 2007 was first satisfied by issuing 12,537,645 shares to TMT and a cash payment of $25,541. In addition, Star Bulk paid in advance to TMT the amount of $83,444 for vessels from initial fleets that were delivered in 2008. The stock consideration of $175,955 was measured based on the fair market value of Star Bulk's shares at the time of vessel delivery.

The total purchase price for all eight vessels from initial fleet consisting of cash and stock consideration included in the table above was allocated to the acquired vessels based on the relative fair values of the vessels on the date of delivery of each vessel in 2007 and 2008.

The total purchased price of $263,585 for vessels delivered in 2007 also includes cash consideration of $72,043 for Star Kappa and the above market acquired time charter (Note 6), which was on additional vessel acquired by Star Bulk from TMT and delivered to the Company on December 14, 2007.

Vessels acquisition for the year ended December 31, 2008

During the first quarter of 2008, Star Bulk took delivery of the remaining five vessels of the initial fleet (Note 1) and paid the remaining cash consideration of $115,515 to TMT and $181 of capitalizable costs. The additional stock consideration of 1,606,962 common shares (Note 1) was determined to be $18,946 and was measured based on the Company's share price on March 7, 2008 when performance by TMT was complete upon delivery of the last initial vessel, Star Iota.

In addition to the initial vessels, during the year ended December 31, 2008 the Company acquired four additional vessels: Star Sigma, Star Omicron, Star Cosmo and Star Ypsilon (Note 3) and the related time charter agreements (Note 6) for an aggregate cash purchase price of $311,783.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

5.      Vessels and other fixed assets-(continued):

Vessel disposed during the year ended December 31, 2008

On April 24, 2008, the Company entered into an agreement to sell the Star Iota, a vessel from initial fleet for gross proceeds of $18,350 less costs to sell of $1,771.  The Company delivered this vessel to its purchasers on October 6, 2008. Star Iota was classified as vessel held for sale during the first quarter of 2008 resulting in $3,646 of impairment loss to record vessel at a lower of its carrying amount or fair value less cost to sell that is included in the accompanying consolidated statements of operations for the year ended December 31, 2008.

Vessel disposed during the year ended December 31, 2009

On July 21, 2009, the Company entered into a Memorandum of Agreement to sell the Star Alpha, a vessel from initial fleet, to a third party for a contracted sales price of $19,850 less costs to sell of $721.  The vessel was delivered to its purchaser on December 21, 2009.  Star Alpha was classified as asset held for sale during the third quarter of 2009 and recorded at the lower of its carrying amount or fair value less costs to sell.  The resulting impairment loss of $75,208 is included in the accompanying consolidated statements of operations for the year ended December 31, 2009.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6. Fair value of acquired time charters:

The fair value of the time charters acquired at below/above fair market charter rates on the acquisition of the vessels is summarized below.  These amounts are amortized on a straight-line basis to the end of each charter period.

Vessel	Fair value of acquired time charter	Amortization 2007	Balance December 31, 2007	Amortization 2008	Balance December 31, 2008	Amortization 2009	Balance December 31, 2009

Fair value of below market acquired time charter
Star Epsilon	$14,375	$889	$13,486	$12,469	$1,017	$1,017	$-
Star Theta	12,397	576	11,821	8,745	3,076	3,076	-
Star Alpha	46,966	-	-	34,462	12,504	12,504	-
Star Delta	13,815	-	-	12,011	1,804	1,804	-
Star Gamma	11,649	-	-	11,649	-	-	-
Star Zeta	2,735	-	-	2,735	-	-	-
Star Cosmo	3,856	-	-	683	3,173	1,361	1,812
Total	$105,793	$1,465	$25,307	$82,754	$21,574	$19,762	$1,812

Fair value of above market acquired time charter
Star Kappa	1,980	28	1,952	746	1,206	1,206	-
Star Ypsilon	14,417	-	-	1,475	12,942	12,942	-
Total	$16,397	$28	$1,952	$2,221	$14,148	$14,148	$-

As a result of downturn in the shipping industry during the fourth quarter of 2008, the Company has revised its original assumptions of the latest available redelivery dates used in determining the term of its below and above market acquired time charter agreements. Under the provision of guidance related to Accounting Changes and Error Corrections this revision was treated as a change in accounting estimate and was accounted for prospectively beginning October 1, 2008.  The unamortized balance of below market acquired time charter agreements was amortized on an accelerated basis assuming the earliest redelivery dates of vessels under existing time charter agreements. This change had a positive impact on revenue of $13,018 ($0.25 and $0.24 per basic and diluted share) for the year ended December 31, 2008.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

6.       Fair value of acquired time charters-(continued):

Gain/Loss on time charter agreement termination

For the year ended December 31, 2008

The vessel Star Sigma, which was on time charter to a charterer at a gross daily charter rate of $100,000 per day from April 2008 until March 2009, was redelivered to the Company prior to the redelivery date under the time charter pursuant to an agreement whereby the charterer agreed to pay the contracted rate less $8,000 per day, which is the approximate operating cost for the vessel, from the date of the actual redelivery in November 2008 through March 1, 2009.  The total amount received (net of commissions) was $9,711.

For the year ended December 31, 2009

The vessel Star Alpha, which was on time charter at a gross daily charter rate of $47,500 per day for the period from January 9, 2008 until January 16, 2009, was redelivered to the Company by its charterers approximately one month prior to the earliest redelivery date under the time charter agreement. The Company, under the accounting provisions applicable to intangible assets, recognized a gain on a time charter agreement termination of $10,077, which relates to the write-off of the unamortized fair value of below market acquired time charter on a vessel redelivery date.

The vessel Star Theta was also redelivered to the Company by its charterers on March 15, 2009, approximately twenty-nine days prior to the earliest redelivery date under the time charter agreement.  The Company recognized a gain on time charter agreement termination amounting to $842 which relates to the write-off of the unamortized fair value of below market acquired time charter on a vessel redelivery date. In addition, the Company received $260 from its charterers relating to the early termination of this charter party, which was also recorded as a gain on time charter termination.

The vessel Star Kappa, which was on time charter at an average gross daily charter rate of $25,500 per day for the period from April 12, 2009 until July 12, 2014, was redelivered to the Company by its charterers prior to the earliest redelivery date under the time charter agreement. The Company recognized a loss on time charter agreement termination of $903, which relates to the write-off of the unamortized fair value of above-market acquired time charter on a vessel redelivery date.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

6.      Fair value of acquired time charters-(continued):

Star Ypsilon, which was on time charter at an average gross daily charter rate of $91,932 per day for the period from September 18, 2008 until July 4, 2011, was redelivered to the Company by its charterers prior to the earliest redelivery date under the time charter agreement. The Company recognized the loss on time charter agreement termination of $10,137, which relates to the unamortized fair value of above-market acquired time charter on a vessel redelivery date. In addition, the Company recognized a gain amounting to $5,040, which represents the deferred revenue from the terminated time charter contract.

All amounts presented above are included under Gain on time charter agreement termination or Loss on time charter agreement termination in the accompanying consolidated statements of operations for years ended December 31, 2008 and 2009.

Amortization expenses related to Star Cosmo for the years ended December 31, 2010 and 2011 will be $1,360 and $452, respectively.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

7.      Long-term Debt:

a)
On December 27, 2007, the Company entered into a loan agreement with Commerzbank AG in the amount of up to $120,000 in order to partially finance the acquisition cost of the second hand vessels, Star Gamma, Star Delta, Star Epsilon, Star Zeta, and Star Theta, that also provide the security for this loan agreement.  Under the terms of this loan facility, the repayment of $120,000 is over a nine year term and divided into two tranches. The first of up to $50,000 is repayable in twenty-eight consecutive quarterly installments commencing twenty-seven months after the initial borrowings but no later than March 31, 2010: (i) the first four installments amount to $2,250 each, (ii) the next thirteen installments amount to $1,000 each (iii) the remaining eleven installments amount to $1,300 each and a final balloon payment of $13,700 is payable together with the last installment. The second tranche of up to $70,000 is repayable in twenty-eight consecutive quarterly installments commencing twenty-seven months after draw down but no later than March 31, 2010: (i) the first four installments amount to $4,000 each (ii) the remaining twenty-four installments amount to $1,750 each and a final balloon payment of $12,000 is payable together with the last installment. The loan bears interest at LIBOR plus a margin at a minimum of 0.8% per annum (p.a.) to a maximum of 1.25% p.a. depending on whether the aggregate drawdown ranges from 60% up to 75% of the aggregate market value of the initial fleet.

The loan contains financial covenants, including requirements to maintain (i) a minimum liquidity of $10,000 or $1,000 per vessel, whichever is greater (ii) the market value adjusted equity ratio shall not be less than 25%, as defined therein and (iii) an aggregate market value of the vessels pledged as security under this loan agreement not less than (a) 125% of the then outstanding borrowings for the first three years and (b) 135% of the then outstanding borrowings thereafter. As of December 31, 2008 the Company's recognized restricted cash based on this covenant amounted to $12,000.

On March 13, 2009, the Company entered into agreement with Commerzbank to obtain waivers for certain covenants and the following loan and covenants amendments were agreed: during the waiver period from December 31, 2008 to January 31, 2010, the loan to value covenant shall at all times be less than 90% including the value of the additional securities provided by the waiver. As further security for this facility, the Company shall provide a first preferred mortgage on Star Alpha and shall pledge an amount of $6,000 to the lenders. Furthermore, the interest spread was increased to 2.00% p.a. for the duration of the waiver period and LIBOR was replaced by cost of funds. In addition, during the waiver period, payments of dividend, share repurchases and investments are subject to the prior written consent of the lenders.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

7.      Long-term Debt-(continued):

On December 24, 2009, the Company entered into agreement with Commerzbank to obtain waivers for certain covenants and the following loan and covenants amendments were agreed: during the waiver period from February 1, 2010 to June 30, 2010 and from July 1, 2010 to January 31, 2011 the security cover shall be at least 111% and 118%, respectively. Furthermore, the bank consented to: i) the sale of Star Alpha, ii) the payment of dividends not exceeding $0.05 per share in each quarter iii) the reduction of minimum liquidity from $1,000 to $650 per fleet vessel, iv) the increase of the pledged deposit by $1,250 from $6,000 to $7,250 plus a minimum liquidity of $7,150.  The interest spread was also maintained to 2.00% p.a. for the duration of the waiver period.

As of December 31, 2008 and 2009, the Company had outstanding borrowings of $120,000 and $120,000, respectively, which is the maximum amount of borrowings permitted under this loan facility.

b)
On April 14, 2008, the Company entered into a loan agreement with Piraeus Bank A.E., acting as an agent, which was subsequently amended on April 17, 2008 and September 18, 2008.  Under the amended terms, the agreement provides for a term loan of $150,000 to partially finance the acquisition of the Star Omicron, the Star Sigma and Star Ypsilon.  This loan agreement is secured by the vessels Star Omicron, the Star Beta, and the Star Sigma. Under the terms of this term loan facility, the repayment of $150,000 is over six years and begins three months after the Company's first draw down amount and is divided into twenty-four consecutive quarterly installments: (i) the first installment amounts to $7,000, (ii) the second through fifth installments amount to $10,500 each, (iii) the sixth to eighth installments amount to $8,800 each, (iv) the ninth through fourteenth installments amount to $4,400 each, (v) the fifteenth through twenty-fourth installments amount to $2,700 each, and a final balloon payment in the amount of $21,200 is payable together with the last installment.  The loan bears interest at LIBOR plus a margin of 1.3% p.a.

This loan agreement with Piraeus Bank A.E. contains financial covenants, including requirements to maintain (i) a minimum liquidity of $500 per vessel, (ii) the total indebtedness of the borrower over the market value of all vessels owned shall not be greater than 0.6:1, (iii) the interest coverage ratio shall not be less than 2:1 and (iv) an aggregate market value of the vessels pledged as security under this loan agreement should not be less than (a) 125% of the then outstanding borrowings for the first three years and (b) 135% of the then outstanding borrowings thereafter.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

7.      Long-term Debt-(continued):

On March 11, 2009, the Company entered into agreements with Piraeus Bank to obtain waivers for certain covenants and the followings loan and covenants amendments were agreed: during the waiver period from December 31, 2008 to February 28, 2010, the required security cover covenant of 125% shall be waived. After the end of the waiver period, for the period from February 28, 2010 to February 28, 2011 the required security cover shall be reduced to 110% from 125% of the outstanding loan amount. The lenders shall waive the 60% corporate leverage ratio, which is the ratio of the Company's total indebtedness net of any unencumbered cash balances over the market value of all vessels owned by the Company, through February 28, 2010. As further security for this facility, the Company shall provide (i) first priority mortgages on and first priority assignments of all earnings and insurances of Star Kappa and Star Ypsilon; (ii) corporate guarantees from each of the collateral vessel owning limited liability companies; (iii) a subordination of the technical and commercial manager's rights to payment; (iv) a pledge amount of $9,000 to the lenders; and (v) the hedging obligation of the Company shall be waived until December 31, 2009. Furthermore, the interest spread was increased to 2% p.a. applicable for the period from January 1, 2009 to December 31, 2010, and thereafter shall be adjusted to 1.5% per annum until the margin review date of the facility. In addition, during the waiver period, payments of dividend are subject to the prior written consent of the lenders.

As of December 31, 2008, and 2009, the Company had outstanding borrowings of $143,000 and $101,000, respectively, which is the maximum amount of borrowings permitted under this loan facility.

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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

7.       Long-term Debt-(continued):

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

As further security for this facility the Company agreed to provide: (i) second priority mortgage on and second priority assignment of all earnings and insurances of Star Alpha; (ii) a corporate guarantee from Star Alpha's vessel owning limited liability company; (iii) a subordination of the technical and commercial managers rights to payment; and (iv) shall pledge an amount of $5,000 to the lenders. This facility was repayable beginning on April 2, 2009, in twenty-two consecutive quarterly installments: (i) the first two installments in the amount of $2,000 each; (ii) the third installment in the amount of $1,750; (iii) the fourth installment in the amount of $1,250; (iv) the fifth through tenth installment in the amount of $875 each; and (v) the final twelve installments in the amount of $500 each plus a balloon payment of $13,750 is payable together with the last installment.  In addition, the interest spread was adjusted to 2% p.a. applicable for the period from March 1, 2009 to February 28, 2010, and thereafter shall be adjusted to 1.5% p.a. until the final maturity date of the facility. On December 2009, Piraeus Bank consented to the sale of vessel Star Alpha. Consequently, the second priority mortgage on Star Alpha was released.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

7.       Long-term Debt-(continued):

As of December 31, 2008 and 2009, the Company had outstanding borrowings of $33,500 and $26,250, respectively, which is the maximum amount of borrowings permitted under this loan facility.

The Company was in compliance with the financial covenants in the amended waiver agreements as of December 31, 2009.

The weighted average interest rate (including the margin) as of December 31, 2008 and 2009 was 3.63% and 2.65%, respectively.

The principal payments required to be made after December 31, 2009, are as follows:

Years ending	Amount
2010	$59,675
2011	31,725
2012	25,500
2013	23,800
2014	56,450
2015 and thereafter	50,100
Total	$247,250

Interest expense for the years ended December 31, 2008 and 2009 amounting to $9,655 and $9,217, respectively, amortization of deferred finance fees amounting to $234 and $350, respectively, and other finance fees amounting to $349 and $347, respectively, and are included under "Interest and finance costs" in the accompanying consolidated statements of operations.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

8.      Preferred, Common stock and Additional paid in capital:

As of December 31, 2008 and 2009, the Company had common stock and warrants outstanding.

Preferred Stock:  Star Bulk is authorized to issue up to 25,000,000 shares of preferred stock, $0.01 par value with such designations, as voting, and other rights and preferences, as determined by the board of directors. As of December 31, 2008 and 2009, the Company had not issued any preferred stock.

Common Stock: Star Bulk was authorized to issue 100,000,000 shares of common stock, par value $0.01. On November 23, 2009 at the Company's annual meeting of shareholders, the Company's shareholders voted to approve an amendment to our Amended and Restated Articles of Incorporation increasing the number of common shares that the Company is authorized to issue from 100,000,000 registered common shares, par value $0.01 per share, to 300,000,000 registered common shares, par value $0.01 per share.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated

8.      Preferred, Common stock and Additional paid in capital-(continued):

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

On November 30, 2007, the date of consummation of the Redomiciliation Merger, Star Bulk had outstanding 41,564,569 shares of common stock. This included the 12,537,645 shares of common stock that had been issued to TMT in connection with the Master Agreement (Note 1). On July 17, 2008 the Company issued 803,481 shares out of additional stock consideration of 1,606,962 of common stock of Star Bulk to TMT. The remaining 803,481 shares of Star Bulk's common stock were issued to TMT on April 28, 2009 (Note 1).The stock consideration was measured based on the fair market value of the shares at the time the vessels were delivered (Note 5) amounting to $175,955 for the initial 12,537,645 shares issued in 2007.  The additional stock consideration of 1,606,962 common shares (Note 1) was determined to be $18,946 and was measured based on the Company's share price on March 7, 2008 when TMT completed its performance under the Master Agreement by delivering Star Iota, the lost vessel in the initial fleet (Note 5).

For the year ended December 31, 2008, Star Bulk repurchased under the share and warrant repurchase program announced on January 24, 2008, a total of 1,247,000 of its common shares at an aggregate purchase price of $7,976.

Warrants:

Each warrant entitles the registered holder to purchase one share of common stock at a price of $8.00 per share, subject to adjustment as discussed below. The warrants were initially scheduled to expire on December 16, 2009.  In November 2009, the Company extended the expiration date of its 5,916,150 outstanding warrants to March 15, 2010.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

8.      Preferred, Common stock and Additional paid in capital-(continued):

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

During the years ended December 31, 2007 and 2008, warrant holders exercised their right to purchase shares of the Company's common stock and the Company received a total of $7,534, and $94,236 respectively, representing 951,864 and 11,769,486 warrants respectively, at $8.00 per warrant exercised.  Following the exercise of 951,864 and 11,769,486 warrants in 2007 and 2008 respectively, 19,048,136 and 5,916,150 warrants remained outstanding as of December 31, 2007 and 2008, respectively. During the year ended December 31, 2009 no warrants were exercised.

Share and Warrant re-purchase plan:  Following the consummation of the Redomiciliation Merger in 2008, the Company announced a repurchase plan of common shares and warrants of up to an aggregate value of $50,000.  As at December 31, 2008,  1,247,000 of common shares and  1,362,500 of warrants had been repurchased.  The Company paid $7,976 for the shares and $5,473 for the above mentioned warrants. Under the terms of the waiver agreements (Note 7) with the Company's lenders, any share and warrant repurchase are subject to their prior written consent. During the year ended December 31, 2009 there were no warrant or share repurchases.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

8.      Preferred, Common stock and Additional paid in capital-(continued):

Transfer of Shares and Warrants from Directors:  On March 24, 2008, Mr. Tsirigakis, our President and Chief Executive Officer transferred in a private transaction an aggregate of 2,473,893 of his Star Bulk shares and 300,000 of his Star Bulk warrants to Mr. Petros Pappas, the Company's Chairman.

On March 24, 2008, Mr. George Syllantavos, our Chief Financial Officer and Secretary transferred in a private transaction an aggregate of 981,524 of his shares and 102,500 of his Star Bulk warrants to Mr. Petros Pappas, the Company's Chairman.

Declaration of dividends: On February 14, 2008, the Company declared dividends amounting to $4,599 or $0.10 per share paid on February 28, 2008, to the stockholders of record as of February 25, 2008. On April 16, 2008, the Company declared dividends amounting to $18,844 or $0.35 per share paid on May 23, 2008, to the stockholders of record as of May 16, 2008.

On July 29, 2008, the Company declared dividend amounting to $19,371 or $0.35 per share paid on August 18, 2008, to the stockholders of record as of August 8, 2008.On November 17, 2008, the Company declared a cash dividend ($0.18 per share), amounting to $9,800, and stock dividend (4,255,002 shares issued) on Star Bulk's common stock totaling $0.36 equivalent per common share for the quarter ended September 30, 2008.  This cash dividend was paid and shares were issued on December 5, 2008 to stockholders of record on November 28, 2008.  The number of newly issued shares was based on the volume weighted average price of Star Bulk's shares on the Nasdaq Global Market during the five trading days before the ex-dividend date or November 25, 2008. The stock dividend issue of 4,255,002 shares was valued at $7,659, fair value based on the date shares were issued, on December 5, 2008. This equity value was deducted from the retained earnings and included in the additional paid in capital and common stock as indicated in the Consolidated Statements of Shareholders Equity. On January 20, 2009, management and the directors reinvested the cash portion of their dividend for the quarter ended September 30, 2008, declared on November 17, 2008, and amounting to $1,886, into 818,877 newly-issued shares in a private placement.

Under the terms of the waiver agreements dated in March 2009 (Note 7) with the Company's lenders, any dividend payments are subject to their prior written consent. On June 25 and November 16, 2009, the Company declared cash dividends on its common stock amounting $0.05 per share.  The dividends were paid on or about July 14, and December 4, 2009 to stockholders on record as of July 7 and November 27, 2009, respectively.

The Company received written consent from each of its lenders for the declaration and payment of these two dividends.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

9.      Earnings/Losses per Share:

The Company calculates basic and diluted earnings/loss per share as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2007	2008	2009

Income/Loss:
Net income / (loss)	$3,411	$133,738	$(58,415)

Basic earnings / (loss) per share:
Weighted average common shares outstanding, basic	$30,065,923	$52,477,947	$60,873,421
Basic earnings / (loss) per share	$0.11	$2.55	$(0.96)

Effect of dilutive securities:
Dilutive effect of Warrants and non-vested shares	$6,751,693	$1,970,038	$-
Weighted average common shares outstanding, diluted	36,817,616	54,447,985	60,873,421
Diluted earnings / (loss) per share	$0.09	$2.46	$(0.96)

During the years ended December 31, 2007 and 2008 951,864 and 11,769,486 (Note 8) warrants were exercised, respectively.  As of December 31, 2008 and 2009, a total of 5,916,150 warrants were outstanding, respectively for both years, at an exercise price of $8 per warrant.  The exercise price of warrants was below the average market price of the Company's shares during the year ended December 31, 2008.  Consequently, the Company's warrants were dilutive and included in the computation of the diluted weighted average common shares outstanding based on the treasury stock method.   The weighted average diluted common shares outstanding for the year ended December 31, 2008 includes the effect of 1,255,000 (Note 10) of non-vested shares, as their effect was dilutive.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

10.    Equity Incentive Plan:

On February 8, 2007 the Company's board of directors adopted a resolution approving the terms and provisions of the Company's Equity Incentive Plan (the "Plan").  The Plan is designed to provide certain key persons, whose initiative and efforts are deemed to be important to the successful conduct of the business of the Company with incentives to enter into and remain in the service of the Company, acquire a propriety interest in the success of the Company, maximize their performance and enhance the long-term performance of the Company.
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

i) On December 3, 2007, the Company granted to Mr. Tsirigakis, Chief Executive Officer, and Mr. Syllantavos, Chief Financial Officer, 90,000 and 75,000 non-vested shares of Star Bulk common stock, respectively.  The fair value of each share was $15.34, which is equal to the market value of the Company's common stock on the grant date. The shares vest in three equal installments on July 1, 2008, 2009 and 2010. All 165,000 shares granted under this Plan were issued during 2008.

ii) On March 31, 2008, the Company concluded an agreement with Company's Director Mr. P. Espig.  Under this agreement, which is part of Company's Equity incentive plan, Mr. Espig received 150,000 non-vested shares of Star Bulk common stock. The fair value of each share was $11.39 which is equal to the market value of the Company's common stock on the grant date. The shares vest in two equal installments on April 1, 2008 and 2009. All 150,000 shares granted under this Plan were issued during 2008.

iii) On December 5, 2008, pursuant to the terms of the Plan the Company authorized the issuance of an aggregate of 130,000 non-vested common shares to all of our employees and an aggregate of 940,000 restricted non-vested common shares to the members of board of directors.  The fair value of each share was $1.80 which is equal to the market value of the Company's common stock on the grant date.  These shares were issued on January 20, 2009 and were vested on January 31, 2009.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

10.    Equity Incentive Plan-(continued):

All non-vested shares are conditional upon the grantee's continued service as an employee of the Company, or as a director until the applicable vesting date.  The grantee does not have the right to vote such non-vested shares until they vest or exercise any right as a shareholder of these shares, however, the non-vested shares will accrue dividends as declared and paid which will be retained by the Company until the share vest at which time they are payable to the grantee. For the years ended December 31, 2008 and 2009, the Company paid dividends on non-vested shares which amounted to $206 and $6, respectively. As non-vested share grantees retained dividends on awards that are expected to vest, such dividends were charged to retained earnings.

The Company estimates the forfeitures of non-vested shares to be immaterial.

For the years ended December 31, 2007, 2008 and 2009, stock based compensation was $184, $3,986 and $1,832, respectively and is included in the general and administrative expenses in the accompanying consolidated statement of operations and the deferred compensation costs from non-vested stock have been classified as a component of paid-in capital in accordance with guidance related to Stock Compensation.

A summary of the status of the Company's non-vested shares as of December 31, 2009, and during the year ended December 31, 2009, is presented below.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

10.    Equity Incentive Plan-(continued):

	Number of shares	Weighted Average Grant Date Fair Value
Non-vested as at January 1, 2009	1,255,000	$3.56
Granted	-	-
Vested	(1,200,000)	3.02
Non-vested as at December 31, 2009	55,000	$15.34

As of December 31, 2009, there was $163 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 0.5 years. The total fair value of shares vested during the years ended December 31, 2008 and 2009 was $1,484 and $2,732, respectively.

11.    Accrued liabilities

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2008	2009
Audit fees	$644	$321
Legal fees	64	127
Other professional fees	90	187
Operating and voyage expenses	1,764	1,324
General and administrative expenses	168	8
Loan interest and financing fees	566	326
Totals:	$3,296	$2,293

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

12.    Income Taxes:

a) Taxation on Marshall Islands registered companies

Under the laws of the countries where (i) the Company and its subsidiaries are incorporated and (ii) the Company's vessels are registered, the Company and its subsidiaries are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes, which have been included in vessel operating expenses.

b) Taxation on US source income – shipping income

The Company believes that it and its subsidiaries are exempt from the 4% U.S. federal income tax on U.S. source shipping income, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and the Company's stock is primarily and regularly traded on an established securities market in the United States, as defined by the Internal Revenue  ("IRS") Code of the United States.  Under IRS regulations, a Company's stock will be considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

12.   Income Taxes-(continued):

c) Taxation on US source income – pre-Redomiciliation Merger

The provision of income taxes for Star Maritime, prior to merging into Star Bulk (Note 1) consists of the following:

2007
Current-Federal	$9
Current-State and Local	-
Deferred-Federal	-
Deferred-State and Local	-
Total	$9

13.     Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels.

The Company commenced an arbitration proceeding as claimant against Oldendorff Gmbh & Co. KG of Germany ("Oldendorff"), seeking damages resulting from Oldendorff's repudiation of a charter relating to Star Beta. Star Beta had been time chartered by a subsidiary of the Company to Industrial Carriers Inc. of the Marshall Islands ("ICI"). Under that time charter, ICI was obligated to pay a gross daily charter hire rate of $106,500 until February 2010. In January 2008, ICI sub-chartered the vessel to Oldendorff for one year at a gross daily charter hire rate of $130,000 until February 2009. In October 2008, ICI assigned its rights and obligations under the sub-charter to one of our subsidiaries in exchange for ICI being released from the remaining term of the ICI charter. According to press reports, ICI subsequently filed an application for protection from its creditors in a Greek insolvency proceeding which was dismissed.

In January 2009, the Company made a written submission to its appointed arbitrator asserting claims against Oldendorff and alleged damages in the amount of approximately $14,709. The Company believes that the assignment was valid and that Oldendorff has erroneously repudiated the sub-charterter.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

13.    Commitments and Contingencies-(continued):

Arbitration proceedings have commenced pursuant to disputes that have arisen with the charterers of Star Alpha.  The disputes relate to vessel performance characteristics and hire. Star Bulk is seeking damages for repudiations of the charter due to early redelivery of the vessel as well as unpaid hire of $2,096, while the charterers are seeking contingent damages resulting from the vessel's off-hire. Claim, counterclaim and defense submissions have been filed by parties with the arbitration panel. Arbitration proceedings, before a common panel, are also running between third parties that sub-chartered the vessel. In the first quarter of 2009 the vessel underwent unscheduled repairs which resulted in a 25 day off-hire period. Following the completion of the repairs, the Star Alpha was redelivered to the Company by its charterers approximately one month prior to the earliest redelivery date allowed under the time charter agreement.

Arbitration proceedings commenced against TMT seeking damages resulting from TMT's repudiation of the charter of Star Ypsilon due to the nonpayment of charterhire of $2,606 related to this vessel.  An award for such nonpayment of charterhire and an award for the loss of charterhire for the remaining period of the charterparty are being pursued. Claim submissions have been filed.

The Company has commenced arbitration proceedings against the previous charterer of Star Epsilon and Star Kappa for repudiatory breach of the charter party due to the nonpayment of charter hire related to these vessels. The Company will pursue an interim award for such nonpayment of charterhire and an award for the loss of charterhire for the remaining period of the charterparties. Claim submissions have been filed.

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

In May 2007, the Company entered into a one-year cancelable operating lease for its office facilities that terminated in May 2008.  In May 2008, the Company extended the operating lease for its office facilities until August 2008. In April 2008 the company entered into a twelve-year cancelable operating lease for its new office facilities that will be terminated in April 2020.  For the years ended December 31, 2008 and 2009, monthly lease payments were $21.3 and 21.9, respectively.  The obligation's calculation is adjusted annually to the inflation rate plus 2% and it is estimated to be 5%.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

13.    Commitments and Contingencies-(continued):

Rental expense for the year ended December 31, 2007, 2008 and 2009 was $11, $179 and $245, respectively.

Future rental commitments were payable as follows:

Years ending December 31,	Amount
2010	$277
2011	291
2012	305
2013	321
2014	337
2015 and thereafter	2,103
Total	$3,634

Future minimum contractual charter revenue, based on vessels committed to noncancelable, long-term time charter contracts as of December 31, 2009 will be:

Years ending December 31,	Amount*
2010	$84,564
2011	42,678
2012	13,908
2013	13,870
Total	$155,020

*These amounts do not include any assumed off–hire.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

14.       Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2007	2008	2009
Voyage expenses
Port charges	$7	$660	$1,940
Bunkers	3	571	3,637
Commissions paid – third parties	33	1,824	1,460
Commissions paid – related parties	-	396	1,472
Chartered-in vessel expenses	-	-	6,732
Miscellaneous	-	53	133
Total voyage expenses	$43	$3,504	$15,374

Vessel operating expenses
Crew wages and related costs	$417	$10,350	$13,342
Insurances	40	2,225	2,198
Maintenance, Repairs, Spares and Stores	126	6,037	9,671
Lubricants	-	2,147	2,456
Tonnage taxes	35	120	123
Upgrading expenses	-	4,580	1,526
Miscellaneous	4	739	852
Total vessel operating expenses	$622	$26,198	$30,168

15.    Fair value disclosures:

The guidance related to Fair Value Measurements requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3: Unobservable inputs that are not corroborated by market data.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

15.    Fair value disclosures-(continued):

The Company trades in the FFAs and bunker swap markets with an objective to utilize those instruments as economic hedge instruments that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. FFAs and bunker swap trading do not qualify for cash flow hedges for accounting purposes, therefore resulting gains or losses are recognized in the accompanying consolidated statements of operations.

Dry bulk shipping FFAs generally have the following characteristics: they cover periods from several days and months to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties.  All of the Company's FFA's are cleared transactions.

As all of the Company's FFAs are settled on a daily basis through LCH, the fair value of these instruments as of December 31, 2009 was $0. There is also a margin maintenance requirement based on marking the contract to market.

Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. The Company's swaps are traded as a derivative on the over-the-counter (OTC) market. During 2009, the Company entered into four bunker swap contracts for 18,000 metric tons of fuel oil up to December 31, 2011.

The cash margin requirement for future trades (of both FFAs and Bunkers swaps) was $5,753 and is classified as short-term restricted cash in the accompanying consolidated balance sheets as of December 31, 2009.

As of December 31, 2009, fair value of the Company's investments in bunkers swaps contracts are determined through Level 2 of the fair value hierarchy as defined in the related guidance and are derived principally from or corroborated by observable market data and other items that allow value to be determined.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

15.    Fair value disclosures-(continued):

For the year ended December 31, 2009, losses recognized on FFA and bunker swap contracts amounted to $2,154 and are included under Gain/ Loss on derivative instruments in the accompanying consolidated statements of operations.

	Amount of Gain / (Loss) Recognized on Derivatives
	Year ended December 31,
	2008	2009

FFAs	$251	$(2,436)
Bunker swaps	-	282
	$251	$(2,154)

As of December 31, 2009 no fair value measurements for assets or liabilities under Level 1 and 3 were recognized in the Company's consolidated financial statements.

			Fair Value Measurements Using
Description		Total December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Bunker swaps	Current	128	-	128	-
	Non-current	154	-	154	-

The carrying value of cash and cash equivalents, trade accounts receivable, accounts payable and current accrued liabilities approximates their fair value due to the short term nature of these financial instruments. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest rate.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2008 and 2009

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

16.  Subsequent Events:

a.
On January 18, 2010, the Company entered into a Memorandum of Agreement for the sale of Star Beta to a third party for a sales price of $22,000 and expects to deliver the vessel to the buyers in the second quarter of 2010.  Vessel's net book value as of December 31, 2009 was $55,306.

b.
On February 18, 2010, the Company entered into a Memorandum of Agreement for the acquisition of the vessel Nord-Kraft (to be re-named Star Aurora) for a sales price of $42,500.  The vessel is expected to be delivered between the third quarter of 2010 and the first quarter of 2011.

c.	On February 23, 2010, the Company declared a dividend of $0.05 per share, which is payable on March 11, 2010, to stockholders of record as of March 8, 2010.

d. e.
On February 23, 2010, the Company adopted a resolution approving the terms and provisions of the Company's new Equity Incentive Plan (the 2010 Plan).   Under the 2010 Plan, officers, employees, directors and consultants of Star Bulk and its subsidiaries will be eligible to receive options to acquire shares of common stock, stock appreciation rights, restricted stock and other stock-based or stock-denominated awards. The Company has reserved a total of 2,000,000 shares of common stock for issuance under the 2010 plan, subject to adjustment for changes in capitalization as provided in the 2010 Plan. All provisions of the 2010 Plan are similar with the 2007 Plan provisions described in Note 10.

Pursuant to Company's 2010 and 2007 Equity Incentive Plans, the Company issued the following securities:

On February 4, 2010, an aggregate of 115,600 non-vested common shares to all Company's employees subject to applicable vesting of 69,360 common shares on June 30, 2010 and 46,240 common shares on June 30, 2011.

On February 24, 2010, an aggregate of 980,000 non-vested common shares to the members of Company's Board of Directors subject to applicable vesting of 490,000 common shares on each of June 30 and September 30, 2010.

On February 23, 2010, the Company's Board of Directors adopted a new stock repurchase plan for up to $30,000 to be used for repurchasing the Company's common shares until December 31, 2011.  All repurchased common shares shall be cancelled and removed from the Company's share capital.  We expect the plan to be effective when our lenders remove the relevant covenant from our loan agreements.