Form 20-F
period 2010-12-31
Star Bulk Carriers Corp.
filed 2011-03-31
CIK 1386716

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Spyros Capralos, 011 30 210 617 8400, scapralos@starbulk.com, c/o Star Bulk Carriers Corp., 7, Fragoklisias Street, 2nd floor Maroussi 151 25, Athens, Greece
(Name, telephone, email and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of exchange on which registered
Common Stock, par value $0.01 per share	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None.

 Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2010, there were 63,410,360 shares of common stock of the registrant outstanding.

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

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include; (i) the strength of world economies; (ii) fluctuations in currencies and interest rates; (iii) general market conditions, including fluctuations in charterhire rates and vessel values; (iv) changes in demand in the drybulk shipping industry, including the market for our vessels; (v) changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; (vi) changes in governmental rules and regulations or actions taken by regulatory authorities; (vii) potential liability from pending or future litigation; (viii) general domestic and international political conditions; (ix) potential disruption of shipping routes due to accidents or political events; (x) the availability of financing and refinancing, (xi) vessel breakdowns and instances of off-hire, and (xii) other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the Commission. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

Not Applicable.

Item 3.    Key Information

Throughout this report, the "Company," "Star Bulk," "we," "us" and "our" all refer to Star Bulk Carriers Corp. and its wholly owned subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We operate drybulk vessels of two sizes: Capesize, which are vessels with carrying capacities of more than 85,000 dwt, and Supramax, which are vessels with carrying capacities of between 45,000 and 60,000 dwt. Unless otherwise indicated, all references to "Dollars" and "$" in this report are to U.S. Dollars.

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

Our common stock is listed on the Nasdaq Global Select Market under the symbol "SBLK."  All of our warrants expired worthless and ceased trading on the Nasdaq Global Select Market on March 15, 2010.

A.           Selected Consolidated Financial Data

The table below summarizes our recent financial information. The historical information was derived from the audited consolidated financial statements of Star Maritime and its subsidiaries for the fiscal year ended December 31, 2006.  The information of Star Bulk and its wholly owned subsidiaries for the fiscal years ended December 31, 2007 includes the results for Star Maritime from January 1, 2007 to November 30, 2007, which is the date that the Redomiciliation Merger was completed. We refer you to the notes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. The information provided below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements, related notes and other financial information included herein.

The historical results included below and elsewhere in this document are not necessarily indicative of the future performance of Star Bulk.

3.A.(i)   CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands of U.S. Dollars, except per share and share data)		Year Ended December 31,
	2006	2007	2008	2009	2010

Voyage revenues	-	3,633	238,883	142,351	121,042

Voyage expenses	-	43	3,504	15,374	16,839
Vessel operating expenses	-	622	26,198	30,168	22,349
Management fees	-	23	1,367	771	164
Drydocking expenses	-	-	7,881	6,122	6,576
Depreciation	1	745	51,050	58,298	46,937
Vessel impairment loss	-	-	3,646	75,208	34,947
(Gain)/loss on derivative instruments	-	-	(251)	2,154	2,083
(Gain) on time charter agreement termination	-	-	(9.711)	(16,219)	-
Other operating income	-	-	-	-	(26,648)
Loss on bad debts	-	-	-	-	2,131
Loss on time charter agreement termination	-	-	-	11,040	-
General and administrative expenses	1,210	7,756	12,424	8,742	15,404
Operating (loss)/ income	(1,211)	(5,556)	142,775	(49,307)	260

Interest and Finance costs	-	(45)	(10,238)	(9,914)	(5,916)
Interest and other income	4,396	9,021	1,201	806	525
Income/ (loss) before taxes	3,185	3,420	133,738	(58,415)	(5,131)

Income taxes	(207)	(9)	-	-	-
Net Income/(loss)	2,978	3,411	133,738	(58,415)	(5,131)
Earnings/(loss) per share, basic	0.10	0.11	2.55	(0.96)	(0.08)
Earnings/(loss) per share, diluted	0.10	0.09	2.46	(0.96)	(0.08)

Weighted average number of shares outstanding, basic	29,026,924	30,065,923	52,477,947	60,873,421	61,489,162
Weighted average number of shares outstanding, diluted	29,029,924	36,817,616	54,447,985	60,873,421	61,489,162

3.A. (ii)   CONSOLIDATED BALANCE SHEET AND OTHER FINANCIAL DATA

(In thousands of Dollars, except per share and share data)		Year Ended December 31,
	2006	2007	2008	2009	2010
Cash and cash equivalents	2,118	18,985	29,475	40,142	12,824
Investments in Trust Account	192,915	-	-	-		-
Total assets	195,186	403,742	891,376	760,641	703,250
Current liabilities	6,973	3,057	57,287	71,092	43,235
Common stock	3	425	584	611	634
Stockholders' equity	123,533	375,378	560,140	499,257	488,252
Total liabilities and stockholders' equity	195,186	403,742	891,376	760,641	703,250

OTHER FINANCIAL DATA
Dividends declared and paid ($0.98 $0.10 and $0.20 per share, respectively)	-	-	52,614	6,185	12,385
Net cash provided by operating activities	1,699	370	110,747	65,877	87,949
Net cash (used in)/ provided by investing activities	(4)	12,963	(423,305)	(1,430)	(60,151)
Net cash (used in)/ provided financing activities	(170)	3,534	323,048	(53,780)	(55,116)
FLEET DATA
Average number of vessels (1)	-	0.21	10.76	11.97	10.81
Total ownership days for fleet (2)	-	75	3,933	4,370	3,945
Total available days for fleet (3)	-	71	3,712	4,240	3,847
Total voyage days for fleet (4)	-	69	3,618	4,117	3,829
Fleet utilization (5)	-	93%	98%	97%	99%
AVERAGE DAILY RESULTS (In Dollars)
Time charter equivalent (6)	-	31,203	42,799	29,450	26,859
Vessel operating expenses	-	-	6,661	6,903	5,665
Management fees	-	-	348	176	41
General and administrative expenses	-	-	3,159	2,000	3,904
Total vessel operating expenses	-	-	10,168	9,079	9,610

(1)
Average number of vessels is the number of vessels that comprised our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period.

(3)	Available days for the fleet are the ownership days after subtracting for off-hire days as a result of major repairs dry-docking or special or intermediate surveys.

(4)
Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys or transfer of ownership).

(5)	Fleet utilization is calculated by dividing voyage days by available days for the relevant period.

(6)
Represents the weighted average time charter equivalent, or TCE, of our entire fleet.  TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.  We included under the heading "Average Daily Results" TCE revenues, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other companies. For further information concerning our calculation of TCE rate and of reconciliation of TCE rate to voyage revenue, please see Item 5. "Operating and Financial Review and Prospects – Operating Results."

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

Industry Specific Risk Factors

Any renewal of the recent worldwide economic downturn could have a material adverse effect on our revenue, profitability and financial position.

In recent years, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. At times, lower demand for drybulk cargoes as well as diminished trade credit available for the delivery of such cargoes have led to decreased demand for drybulk vessels, creating downward pressure on charter rates. Although vessel values have stabilized over the past few months, general market volatility has resulted from uncertainty about sovereign debt and fears of countries such as Greece and Portugal defaulting on their governments' financial obligations. In addition, continued hostilities in the Middle East, recent tensions in North Africa and the occurrence or threat of terrorist attacks against the United States or other countries could adversely affect the economies of the United States and those of other countries.  If the current global economic environment persists or worsens, we may be negatively affected in the following ways:

•	we may not be able to employ our vessels at charter rates as favorable to us as historical rates or operate our vessels profitably; and

•	the market value of our vessels could decrease, which may cause us to recognize losses if any of our vessels are sold or if their values are impaired.

The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Charterhire rates for drybulk carriers are volatile and may further decrease in the future, which would adversely affect our earnings and ability to pay dividends.

We currently own and operate a fleet of 13 vessels consisting of five Capesize drybulk carriers, including two Capesize newbuildings that are currently being constructed at Hanjin Heavy Industries, and eight Supramax drybulk carriers with an average age of 10.6 years and a combined cargo carrying capacity of approximately 1,287,686 dwt. The drybulk shipping industry is cyclical with attendant volatility in charterhire rates and profitability. The degree of charterhire rate volatility among different types of drybulk carriers varies widely. The Baltic Dry Index, or the BDI, which is published daily by the Baltic Exchange Limited, or the Baltic Exchange, a London-based membership organization that provides daily shipping market information to the global investing community, is an average of selected ship brokers' assessments of time charter rates paid by a customer to hire a drybulk vessel to transport drybulk cargoes by sea.  The BDI has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market.  The BDI declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%.  The BDI fell over 70% during the month of October, 2008, alone.  During 2009, the BDI remained volatile, reaching a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009. The BDI decreased to 2,571 on February 12, 2010 primarily due to uncertainty in the freight markets. The BDI staged a modest recovery based on strong demand for commodities from Asia and a recovering global market, but it has since declined primarily due to increases in vessel supply. As of March 11, 2011, the index was at 1,562. This downturn in drybulk charter rates and their volatility, which has resulted from the economic dislocation worldwide and the disruption of the credit markets, has had and may continue to have a number of adverse consequences for drybulk shipping, including, among other things:

•	an absence of financing for vessels;

•	no active second-hand market for the sale of vessels;

•	extremely low charter rates, particularly for vessels employed in the spot market;

•	widespread loan covenant defaults in the drybulk shipping industry; and

•	declaration of bankruptcy by some operators and shipowners as well as charterers.

The occurrence of one or more of these events could adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends. The drybulk charter market may not recover and the market could decline further.

If the drybulk shipping market remains depressed in the future our earnings and available cash flow may decrease. Our ability to re-charter our vessels on the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the drybulk shipping market.

An over-supply of drybulk carrier capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for drybulk cargoes carried internationally at sea, including coal, iron, ore, grains and minerals.  The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order was recently at near historic highs.  These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2010. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of drybulk carrier capacity, particularly in conjunction with the currently low level of demand, could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. If the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our drybulk carriers expire or are terminated, we may only be able to recharter those vessels at reduced rates or we may not be able to charter our vessels at all. The charters for seven of our vessels expire in 2011.

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

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

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

An economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. As a result, any negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. While the growth rate of China's gross domestic product increased to approximately 10.3% for the year ended December 31, 2010, as compared to approximately 9.1% for the year ended December 31, 2009, the Chinese GDP growth rate remains below pre-2008 levels. China has recently imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

The recent earthquake and tsunami in Japan may have an adverse affect on our business, results of operations, financial condition and ability to pay dividends.

Japan is one of the world's leading importers of oil and dry bulk commodities.  The earthquake and tsunami that occurred in Japan on March 11, 2011 have caused an estimated $180 billion of damage and has threatened to send the Japanese economy into a recession.  As of the date of this annual report, the extent to which the earthquake and tsunami will affect the international shipping industry is unclear.  With the third largest economy in the world, a prolonged recovery period with a relatively stagnant Japanese economy could decrease oil and dry bulk imports to that country.  This, in turn, could have a material adverse effect on our business and results of operations.

Sharp declines in the spot drybulk charter market may affect our earnings and cash flows from the vessels we operate in the spot market.

We currently employ two of our vessels in the spot market. During 2010, we did not have any revenues derived from the spot market. Vessels trading in the spot market are exposed to increased risk of declining charter rates and freight rate volatility compared to vessels employed on time charters. Since mid-August 2008, the spot day rates in the drybulk charter market have declined significantly, and drybulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China which resulted in falling iron ore prices and increased stockpiles in Chinese ports. Charter rates may remain at depressed levels for some time which will adversely affect our revenue and profitability.

The market values of our vessels have declined and may further decline, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities and/or we may incur a loss if we sell vessels following a decline in their market value.

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

In addition, as vessels grow older, they generally decline in value. If the fair market value of our vessels declines further, we may not be in compliance with certain provisions of our amended term loans and we may not be able to refinance our debt or obtain additional financing. In addition, if we sell one or more of our vessels at a time when vessel prices have fallen, the vessel or vessels would be classified as assets held for sale, and would result in a loss and a reduction in earnings.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Over the last several years, the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia and towards the Mozambique Canal in the North Indian Ocean. For example, in April 2010, the M/V Samho Dream, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean off the Somali coast while carrying crude oil estimated to be worth $170.0 million. The vessel was in waters not normally known to be high risk seas for pirate attacks and was only released in November 2010 reportedly following a ransom payment in an undisclosed amount.  On January 15, 2011, the M/V Samho Jewelry, a tanker vessel not affiliated with us, was captured by pirates off the coast of Oman and was released following military action on January 21, 2011. According to industry sources as of March 14, 2011 there were approximately 25 vessels and 577 hostages being held by pirates off the coast of Somalia and the average amount of time that vessels and hostages are being detained by pirates is increasing.

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

In response to piracy incidents since 2008, particularly in the Gulf of Aden off the coast of Somalia, following consultation with regulatory authorities, we may station guards on some of our vessels in some instances. While our use of guards is intended to deter and prevent the hijacking of our vessels, it may also increase our risk of liability for death or injury to persons or damage to personal property. While we believe we will generally have adequate insurance in place to cover such liability, if we do not, it could adversely impact our business, financial condition, results of operations and cash flows.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.

In 2008 and 2009 the United States and other parts of the world exhibited deteriorating economic trends and were in a recession. For example, the credit markets in the United States experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal government and state governments have implemented and are continuing to implement a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

During 2008 and 2009 and recently, a number of financial institutions experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions.  These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios.  These difficulties have been compounded by a general decline in the willingness by banks and other financial institutions to extend credit. In addition, these difficulties may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations, including our ability to take delivery of our newbuildings.  As of March 21, 2011, we had total outstanding indebtedness of $217.7 million and the ability to draw down an additional $48.6 million under our existing credit facilities.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the trading price of our common shares on the Nasdaq Global Select Market to decline precipitously and could cause the price of our common shares to continue to decline or impair our ability to make distributions to our shareholders.

Charter rates are subject to seasonal fluctuations and market volatility, which may adversely affect our financial condition and ability to pay dividends.

We charter all of our vessels on medium- to long-term time charters with an average remaining term of approximately 1.9 years, other than the Star Cosmo and Star Omicron that are currently employed in the spot market.   Demand for vessel capacity has historically exhibited seasonal variations and, as a result, fluctuations in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results for vessels trading in the spot market. The drybulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. As a result, our revenues from our drybulk carriers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues from our drybulk carriers may be stronger in fiscal quarters ended December 31 and March 31. Seasonality in the sector in which we operate could materially affect our operating results and cash available for dividends in the future.

Rising fuel prices may adversely affect our profits.

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

We operate our vessels worldwide and as a result, our vessels are exposed to international risks which may reduce revenue or increase expenses.

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

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act ("CISADA"), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, we may not be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Political instability, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends if reinstated in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in Egypt, terrorist or other attacks, war or international hostilities. Terrorist attacks such as those in New York on September 11, 2001, in London on July 7, 2005, and in Mumbai on November 26, 2008, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East and North Africa, and the presence of U.S. and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.

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

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

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

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.

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

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

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

Company Specific Risk Factors

Substantial debt levels could limit our flexibility to obtain additional financing or pursue other business opportunities.

As of March 21, 2011, we had outstanding indebtedness of $217.7 million and we expect to incur additional indebtedness as we continue to grow our fleet. Currently, we have additional borrowing capacity of $48.6 million under our Credit Agricole Corporate and Investment Bank loan facility. This level of debt could have important consequences to us, including the following:

•	we may not be able to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes or such financing may be unavailable on favorable terms;

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

Our ability to service our debt will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.  In addition, our loan agreements may impose operation restrictions on us such as changing the management of our vessels.  Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

We may be unable to comply with the covenants contained in our loan agreements, which would affect our ability to conduct our business.

Our loan agreements for our borrowings, which are secured by liens on our vessels, contain various financial and other covenants. Among those covenants are requirements that relate to our financial position, operating performance and liquidity. For example, under certain provisions of our loan agreements we are required to maintain a ratio of the fair market value of our vessels to the aggregate amounts outstanding of 120% for the first three years and 135% thereafter.

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

Under the terms of our waiver agreements, as amended, our dividend payments, share repurchases and investments are subject to the prior written consent of our lenders.  In addition, for the duration of the waiver periods the interest spread for each of the above referenced loans will be adjusted to 2% per annum.  Following the waiver period, the interest spread under our $150.0 million and $35.0 million loan facilities will be adjusted to 1.5% and under our $120 million loan facility the interest spread will be adjusted to that provided in the initial loan agreement.  Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

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

Our lenders have imposed a restriction on our dividend payments under the terms of our waiver agreements.

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

With the consent of our lenders, (i) in February 2010, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ending December 31, 2009 that was paid on March 11, 2010 to shareholders of record as of March 8, 2010, (ii) in May 2010, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ended March 31, 2010 that was paid on June 4, 2010 to shareholders of record on May 31, 2010,  (iii) in August 2010, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ending June 30, 2010 that was paid on August 30, 2010 to shareholders of record as of August 25, 2010, (iv) in November 2010, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ending September 30, 2010 that was paid on December 6, 2010 to shareholders of record as of November 30, 2010, and (v) in February 2011, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ending December 31, 2010 that was paid on March 9, 2011 to shareholders of record as of March 4, 2011.

In addition, the payment of any future dividends will be subject at all times to the discretion of our board of directors and the consent of our lenders. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends, or if there is no surplus, dividends may be declared or paid out of net profits for the fiscal year.

We are dependent on medium- to long-term time charters in a volatile shipping industry and a decline in charterhire rates would affect our results of operations and ability to pay dividends.

We charter all of our vessels on medium- to long-term time charters with an average remaining term of approximately 1.9 years, other than Star Cosmo and Star Omicron that are currently employed in the spot market. The time charter market is highly competitive and spot market charterhire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity. Our ability to re-charter our vessels on the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the drybulk shipping market. The drybulk carrier charter market is volatile, and in the past, time charter and spot market charter rates for drybulk carriers have declined below operating costs of vessels. If future charterhire rates are depressed, we may not be able to operate our vessels profitably or to pay dividends to our shareholders.

Delays or defaults by the shipyards in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows

We currently have newbuilding contracts for the construction of a total of two Capesize drybulk vessels at Hanjin Heavy Industries. These projects are subject to the risk of delay or defaults by the shipyards caused by, among other things, unforeseen quality or engineering problems, work stoppages, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, and inability to obtain the requisite permits or approvals. In accordance with industry practice, in the event the shipyards are unable or unwilling to deliver the vessels, we may not have substantial remedies. Failure to construct or deliver the ships by the shipyards or any significant delays could increase our expenses and diminish our net income and cash flows.

Default by our charterers may lead to decreased revenues and a reduction in earnings.

Consistent with drybulk shipping industry practice, we have not independently analyzed the creditworthiness of the charterers. Our revenues may be dependent on the performance of our charterers and, as a result, defaults by our charterers may materially adversely affect our revenues.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We derive a significant part of our charterhire from a small number of customers, with 87% of our voyage revenues, as presented in our statement of operations, for the fiscal year ended December 31, 2010 generated from six charterers. Currently, nine of our vessels are employed under fixed rate period charters to seven customers. If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

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

If we lose a key customer, we may be unable to obtain charters on comparable terms or may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations.  One of our time charters on which we deploy our vessels provide for charter rates that are significantly above current market rates, particularly spot market rates that most directly reflect the current depressed levels of the drybulk charter market. If it were necessary to secure substitute employment, in the spot market or on time charters, for any of these vessels due to the loss of a customer in these market conditions, such employment would be at a significantly lower charter rate than currently generated by such vessel, or we may be unable to secure a charter at all, in either case, resulting in a significant reduction in revenues. The loss of any of our customers or time charters, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

The failure of our charterers to meet their obligations under our time charter agreements, on which we depend for substantially all of our revenues, could cause us to suffer losses or otherwise adversely affect our business.

 We charter all of our vessels on medium- to long-term time charters with an average remaining term of approximately 1.9 years, other than Star Cosmo and Star Omicron that are currently employed in the spot market.  For the year ended December 31, 2010, 87% of our voyage revenues-net of commissions were generated from six charterers. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities such as iron ore, coal, grain, and other minor bulks. In addition, in these depressed market conditions, certain charterers, including some of our charterers, are renegotiating the terms of the charters or defaulting on their obligations under the charters. The time charters for one of our vessels the Star Zeta provide for charter rates that are significantly above market rates as of March 21, 2011.  Should a counterparty fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or through a time charter would be at lower rates because of the currently depressed drybulk carrier charter rate levels. The Star Epsilon and the Star Kappa were previously time chartered until 2014 Star Ypsilon until July 2011 and Star Gamma until November 2011. We withdrew the vessels from their charterers' service because of the charterers' repudiatory breach of time charter agreements.  Arbitration proceedings have commenced against the vessels' charterers in London to pursue damages arising from such breach, which will include the loss of hire. In October 2010, we settled our outstanding claims with respect to the Star Ypsilon. We have employed the vessels under new time charter agreements at rates that are lower than we would have earned under the previous charter agreements.  The Star Sigma was previously fixed for a minimum of 36 months and a maximum of 41 months and following renegotiation with the charterer, we agreed to amend the charter to provide for a minimum of 56 months and a maximum of 61 months at a lower rate.  On February 18, 2011, we received a letter from Korea Line Corporation ("KLC"), the charterer of the Star Gamma, requesting an agreement on adjustment of charter hire. Additionally, we were notified of the commencement of rehabilitation proceedings of KLC in Korea and the related schedule for making claims against KLC in those proceedings.  The charter with KLC has a term that ends in December 2011. Currently, KLC owes us approximately $1.8 million in charterhire for the vessel. We have asserted liens in respect of certain amounts due to KLC under sub-charters relating to the vessel and plan to vigorously pursue all amounts owned to us by KLC under the charter, including any damages for the breach of that charter.  If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future.  We refer you to Item 8. Financial Information – Legal Proceedings for a discussion of the outstanding claims related to our vessels.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We have entered into various contracts, including charterparties and contracts of affreightment, or COAs with our customers, newbuilding contracts with shipyards and our credit facilities. We also enter into time charters and voyage charters as a charterer. These agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses.  We seek to minimize our counterparty risk by doing business with well established customers and financial institutions. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Investment in derivative instruments such as freight forward agreements or other derivative instruments could result in losses.

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

Increases in LIBOR could affect our profitability, earnings and cash flow.

Interest in most loan agreements in our industry has been based on published LIBOR rates. The London market for Dollar loans between banks has recently been volatile, with the spread between published LIBOR and the lending rates actually charged to banks in the London interbank market widening significantly at times. For the past two years LIBOR was at historical lows.  Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, an increase in LIBOR would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

In addition, in the waiver agreements with our lenders, we have agreed to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate.  This could increase our lending costs significantly, which would have an adverse effect on our profitability, earnings and cash flow.

In the highly competitive international drybulk shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources which may adversely affect our results of operations.

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

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. As of March 21, 2011, we had thirty-one employees.  Twenty-nine of our employees, through our wholly owned subsidiaries, Star Bulk Management Inc., or Star Bulk Management, and Starbulk S.A, are engaged in the day to day management of the vessels in our fleet. Our success depends upon our ability to retain key members of our management team and the ability of Star Bulk Management to recruit and hire suitable employees. The loss of any members of our senior management team could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain "key-man" life insurance on any of our officers or employees of Star Bulk Management and/or Starbulk S.A.

We depend on officers who may engage in other business activities in the international shipping industry which may create conflicts of interest.

Spyros Capralos, our Chief Executive Officer, President and a member of our board of directors, and George Syllantavos, our Chief Financial Officer, Secretary and member of our board of directors participate in business activities not associated with the Company. As a result, Mr. Capralos and Mr. Syllantavos may devote less time to the Company than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of both the Company as well as shareholders of other companies with which they may be affiliated, which may create conflicts of interest in matters involving or affecting the Company and its customers. It is not certain that any of these conflicts of interest will be resolved in our favor.

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

We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.

Our success depends in large part on the ability of us to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If we are not able to obtain higher charter rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. If we cannot hire, train and retain a sufficient number of qualified employees, we may be unable to manage, maintain and grow our business, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Our vessels may call in ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or restrictions which could have an adverse effect on our business, financial condition, results of operations and cash flows.

As we expand our fleet, we will need to expand our operations and financial systems and hire new shoreside staff and seafarers to staff our vessels; if we cannot expand these systems or recruit suitable employees, our performance may be adversely affected.

Our operating and financial systems may not be adequate as we expand our fleet, and our attempts to implement those systems may be ineffective. In addition, we rely on our wholly-owned subsidiaries, Star Bulk Management and Starbulk S.A., to recruit shoreside administrative and management personnel and for crew management. Shoreside personnel are recruited by Star Bulk Management and Starbulk S.A. through referrals from other shipping companies and traditional methods of securing personnel, such as placing classified advertisements in shipping industry periodicals. Star Bulk Management has sub-contracted crew management for Star Cosmo, which includes the recruitment of seafarers to Union Commercial Inc., or Union. Star Bulk Management, Starbulk S.A. and its crewing agent may not be able to continue to hire suitable employees as Star Bulk expands its fleet. If we are unable to operate our financial and operations systems effectively, recruit suitable employees or if our unaffiliated crewing agent encounters business or financial difficulties, our performance may be materially adversely affected.

Labor interruptions could disrupt our business.

Star Bulk Management and Starbulk S.A. provide the crew for all of our vessels other than Star Cosmo, which are manned by masters, officers and crews that are employed by our shipowning subsidiaries.  If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

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

If our vessels fail to maintain their class certification and/or fail any annual survey, intermediate survey, dry-docking or special survey, that vessel would be unable to carry cargo, thereby reducing our revenues and profitability and violating certain covenants under our credit facilities.

The hull and machinery of every commercial drybulk vessel must be classed by a classification society authorized by its country of registry.  The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention, or SOLAS.  All of our vessels are certified as being "in class" by RINA a major classification society.

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

Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected drydocking costs, which may adversely affect our business and financial condition.

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

The operation of drybulk carriers involves certain unique operational risks.

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

Purchasing and operating secondhand vessels may result in increased operating costs and vessel off-hire, which could adversely affect our earnings.

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

We inspected all of our second hand vessels, which we acquired from both related and unrelated third parties, considered the age and condition of the vessels in budgeting for their operating, insurance and maintenance costs, and if we acquire additional secondhand vessels in the future, we may encounter higher operating and maintenance costs due to the age and condition of those additional vessels.

We may not have adequate insurance to compensate us for the loss of a vessel, which may have a material adverse effect on our financial condition and results of operation.

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

We may be subject to calls because we obtain some of our insurance through protection and indemnity associations.

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

Because we generate all of our revenues in dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

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

We are a holding company, and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

We are a holding company, and our subsidiaries, which are all directly and wholly owned by us, , conduct all of our operations and own all of our operating assets.  As a result, our ability to satisfy our financial obligations and to pay dividends to our shareholders depends on the ability of our subsidiaries to generate profits available for distribution to us and, to the extent that they are unable to generate profits, we may be unable to pay dividends to our shareholders.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law, which may negatively affect the ability of public shareholders to protect their interests.

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

There is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes after the merger of Star Maritime with and into Star Bulk, with Star Bulk as the surviving corporation, or the Redomiciliation Merger, which would adversely affect our earnings.

Section 7874(b) of the U.S. Internal Revenue Code of 1986, as amended, or the "Code", provides that, unless certain requirements are satisfied, a corporation organized outside of the United States which acquires substantially all of the assets (through a plan or a series of related transactions) of a corporation organized in the United States will be treated as a U.S. domestic corporation for U.S. federal income tax purposes if shareholders of the U.S. corporation whose assets are being acquired own at least 80% of the non-U.S. acquiring corporation after the acquisition. If Section 7874(b) of the Code were to apply to Star Maritime and the Redomiciliation Merger, then, among other consequences, the Company, as the surviving entity of the Redomiciliation Merger, would be subject to U.S. federal income tax as a U.S. domestic corporation on its worldwide income after the Redomiciliation Merger. Upon completion of the Redomiciliation Merger and the concurrent issuance of stock to TMT Co. Ltd., or "TMT", a shipping company headquartered in Taiwan, under the acquisition agreements, the shareholders of Star Maritime owned less than 80% of the Company. Therefore, the Company believes that it should not be subject to Section 7874(b) of the Code after the Redomiciliation Merger. Star Maritime obtained an opinion of its counsel, Seward & Kissel LLP, or "Seward & Kissel", that Section 7874(b) of the Code should not apply to the Redomiciliation Merger. However, there is no authority directly addressing the application of Section 7874(b) of the Code to a transaction such as the Redomiciliation Merger where shares in a foreign corporation such as the Company are issued concurrently with (or shortly after) a merger. In particular, since there is no authority directly applying the "series of related transactions" or "plan" provisions to the post-acquisition stock ownership requirements of Section 7874(b) of the Code, the U.S. Internal Revenue Service, or the "IRS", may not agree with Seward & Kissel's opinion on this matter. Moreover, Star Maritime has not sought a ruling from the IRS on this point. Therefore, the IRS may seek to assert that we are subject to U.S. federal income tax on our worldwide income for taxable years after the Redomiciliation Merger, although Seward & Kissel is of the opinion that such an assertion should not be successful.

We may have to pay tax on U.S. source income, which would reduce our earnings.

Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as the Company and its subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the regulations promulgated thereunder by the U.S. Department of the Treasury.

We expect that we will qualify for this statutory tax exemption and we have taken this position for U.S. federal income tax return reporting purposes for 2010 and we intend to take this position for 2011. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For instance, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a 5% or greater interest in our common stock owned, in the aggregate, 50% or more of our outstanding common stock for more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances with regard to our tax-exempt status or that of any of our subsidiaries.

If we are not entitled to the exemption under Section 883 of the Code for any taxable year, we would be subject during those years to a 4% U.S. federal income tax on our U.S. source shipping income. The imposition of this tax would have a negative effect on our business and would result in decreased earnings.

The preferential tax rates applicable to "qualified dividend income" are temporary, and the enactment of proposed legislation could affect whether dividends paid by us constitute "qualified dividend income" eligible for the preferential tax rates.

Certain of our distributions may be treated as "qualified dividend income" eligible for preferential rates of U.S. federal income tax to U.S. taxpayers. In the absence of legislation extending the term for these preferential tax rates, all dividends received by such U.S. taxpayers in tax years beginning on January 1, 2013 or later will be subject to U.S. federal income tax at the graduated tax rates applicable to ordinary income.

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

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. shareholders.

We will be treated as a "passive foreign investment company," or "PFIC", for U.S. federal income tax purposes if either (1) at least 75% of our gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of our assets produce, or are held for the production of, those types of "passive income," to which the Company refers to as "passive assets." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

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

If the IRS or a court were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders may face adverse U.S. federal income tax consequences. Under the PFIC rules, unless such U.S. shareholders make an election available under the Code (which election could itself have adverse consequences), such U.S. shareholders would be subject to U.S. federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common stock, as if the excess distribution or gain had been recognized ratably over the U.S. shareholder's holding period of our common stock.

Risks Relating to Our Common Stock

There may be no continuing public market for you to resell our common stock.

Our common shares commenced trading on the Nasdaq Global Select Market in December 2007. There may be no continuing active or liquid public market for our common shares. The price of our common stock may be volatile and may fluctuate due to factors such as:

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

You may not be able to sell your shares of our common stock in the future at the price that you paid for them or at all. In addition, if the price of our common stock falls below $1.00, we may be involuntarily delisted from the Nasdaq Global Select Market.

Certain stockholders hold registration rights, which may have an adverse effect on the market price of our common stock.

Initial stockholders of Star Maritime who purchased common stock and units in private transactions prior to Star Maritime's initial public offering have certain registration rights which require us, under certain circumstances, to register the resale of their shares. Pursuant to those registration rights, we have included in a universal shelf registration statement (File No. 333-156843), which was declared effective by the Commission on February 17, 2009, for the resale registration of 14,305,599 shares of common stock. The resale of these common shares in addition to the registration of other securities included in such registration statement, may have an adverse effect on the market price of our common stock.

Future sales of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

As noted above, we have filed a universal shelf registration statement pursuant to which we may offer and sell different types of securities and that includes the resale registration of an aggregate of 11,981,766 common shares.  We may issue additional shares of our common stock, warrants or other equity securities or securities convertible into our equity securities in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue 300,000,000 common shares with par value $0.01 per share. As of December 31, 2010 and March 21, 2011, we had 63,410,360 shares outstanding.  All of our warrants expired worthless and ceased trading on the Nasdaq Global Select Market on March 15, 2010.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

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

The market price of our common shares has fluctuated widely and may fluctuate widely in the future.

The market price of our common shares has fluctuated widely since our common shares began trading in the Nasdaq Global Select Market in December 2007, and may continue to do so as a result of many factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, mergers and strategic alliances in the shipping industry, market conditions in the shipping industry, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors and the general state of the securities market.

The market price of our common shares has dropped below $5.00 per share, and the last reported sale price on the Nasdaq Global Select Market on March 29, 2011 was $2.43 per share. If the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.

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

Star Maritime Acquisition Corp., or Star Maritime, was organized under the laws of the State of Delaware on May 13, 2005 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or similar business combination, one or more assets or target businesses in the shipping industry. Following the formation of Star Maritime, our officers and directors were the holders of 9,026,924 shares of common stock representing all of our then issued and outstanding capital stock. On December 21, 2005, Star Maritime consummated its initial public offering of 18,867,500 units, at a price of $10.00 per unit, each unit consisting of one share of Star Maritime common stock and one warrant to purchase one share of Star Maritime common stock at an exercise price of $8.00 per share. In addition, Star Maritime completed during December 2005 a private placement of an aggregate of 1,132,500 units each unit consisting of one share of common stock and one warrant, to Mr. Tsirigakis, our former Chief Executive Officer and one of our directors, Mr. Syllantavos, our Chief Financial Officer and one of our directors, Mr. Pappas our Chairman of the Board and Mr. Erhardt, one of our directors. The gross proceeds of the private placement of $11.3 million were used to pay all fees and expenses of the initial public offering and as a result, the entire gross proceeds of the initial public offering amounting to $188.7 million were deposited in a trust account maintained by American Stock Transfer & Trust Company. Star Maritime's common stock and warrants started trading on the American Stock Exchange under the symbols, SEA and SEA.WS, respectively on December 21, 2005.

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

On November 2, 2007, the Commission declared effective our joint proxy/registration statement filed on Forms F-1/F-4 and on November 27, 2007 we obtained shareholder approval for the acquisition of the initial fleet and for effecting the Redomiciliation Merger as a result of which Star Maritime merged into Star Bulk with Star Maritime merging out of existence and Star Bulk being the surviving entity.  Each share of Star Maritime common stock was exchanged for one share of Star Bulk common stock and each warrant of Star Maritime was assumed by Star Bulk with the same terms and conditions except that each became exercisable for common stock of Star Bulk.  The Redomiciliation Merger became effective after stock markets closed on November 30, 2007 and the common shares and warrants of Star Maritime ceased trading on the American Stock Exchange under the symbols SEA and SEA.WS, respectively.  Star Bulk shares and warrants started trading on the Nasdaq Global Select Market on December 3, 2007 under the ticker symbols SBLK and SBLKW, respectively. Immediately following the effective date of the Redomiciliation Merger, TMT and its affiliates owned 30.2% of our outstanding common stock.  Mr. Nobu Su, a former member of our board of directors, exercises voting and investment control over the securities held of record by F5 Capital, a Cayman Islands corporation, which is a nominee of TMT.  F5 Capital filed a Schedule 13D/A on July 29, 2008 reporting beneficial ownership of 7.0% of our outstanding common stock.  All of our warrants expired worthless and ceased trading on the Nasdaq Global Select Market on March 15, 2010.

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

Vessel Acquisitions, Dispositions and Other Significant Transactions

Vessel Acquisitions

On January 22, 2008, we entered into an agreement to acquire Star Sigma, a 1991 built Capesize drybulk carrier with a cargo carrying capacity of approximately 184,403 dwt for the aggregate purchase price of $82.6 million, which includes a discount of $1.1 million related to the late delivery of the vessel to us by the sellers. We financed approximately $65.0 million of the purchase price with borrowings under the Piraeus Bank term loan facility dated April 14, 2008, as amended.  Star Sigma is currently operating on a five-year time charter that commenced in March 2009 at a gross daily average charter rate of $38,000.

On March 11, 2008, we entered into an agreement to acquire Star Omicron, a 2005 built Supramax drybulk carrier with a cargo carry capacity of approximately 53,489 dwt for the aggregate purchase price of $72.0 million. We financed the purchase price through a combination of the proceeds received from the exercise of our warrants, working capital and borrowings under our Piraeus Bank term loan facility dated April 14, 2008, as amended. Following the delivery of this vessel to us in April 2008, it commenced a three-year time charter at a daily hire rate of $43,000.

On May 22, 2008, we entered into an agreement to acquire Star Cosmo, a 2005 built Supramax drybulk carrier with a cargo carry capacity of approximately 52,247 dwt for the aggregate purchase price of $70.2 million, which includes a $1.4 million payment by us to the seller as additional compensation for the early delivery of the vessel to us. We financed the purchase price through a combination of the proceeds received from the exercise of our warrants and borrowings under our Piraeus Bank term loan facility dated July 1, 2008. We currently employ this vessel in the spot market.

On June 3, 2008, we entered into an agreement to acquire Star Ypsilon, a 1991 built Capsize drybulk carrier with a cargo carry capacity of approximately 150,940 dwt for the aggregate purchase price of $86.9 million, which includes a discount of $0.3 million related to the late delivery of the vessel to us by the sellers. We financed the purchase price through a combination of the proceeds received from the exercise of our warrants and borrowings under our Piraeus Bank term loan facility dated April 14, 2008, as amended.

On February 18, 2010, we entered into an agreement to acquire from an unaffiliated third party, a 2000 built, 171,000 dwt., Capesize drybulk carrier Nord-Kraft (to be renamed Star Aurora) vessel for approximately $42.5 million.  We financed the purchase of this vessel with a combination of cash and borrowings under our Commerzbank AG term loan facility dated September 3, 2010.  In March 2010, we entered into a time charter agreement with Rio Tinto for the Star Aurora for a period of approximately three years at a gross daily rate of $27,500, which commenced upon the delivery of the Star Aurora to us in September 2010.

On March 24, 2010, we entered into an agreement with Hanjin Heavy Industries to build a 180,000 dwt Capesize vessel for $53.6 million with a scheduled delivery in September 2011.  We have also entered into a ten year time charter agreement for this vessel with STX Panocean at a gross daily hire of $24,750.

On April 6, 2010, we entered into an agreement with Hanjin Heavy Industries to build an additional 180,000 dwt Capesize vessel for $53.3 million with a scheduled delivery in November 2011. We plan to finance the construction of our two newbuilding vessels with a combination of cash and borrowings under our Credit Agricole Corporate and Investment Bank term loan facility dated January 20, 2011.

Vessel Dispositions

On April 24, 2008, we entered into an agreement to sell Star Iota for gross proceeds of $18.4 million less $1.8 million of costs associated with the sale. We delivered this vessel to its purchasers on October 6, 2008.

On July 21, 2009, we entered into an agreement to sell the Star Alpha to an unaffiliated third party for gross proceeds of approximately $19.9 million.  We classified the Star Alpha as an asset held for sale during the third quarter 2009 and as a result recorded an impairment loss of $75.2 million during the year ended December 31, 2009. We delivered the vessel to its new owners on December 21, 2009.

On January 18, 2010, we entered into an agreement to sell the Star Beta to an unaffiliated third party for gross proceeds of approximately $22.0 million.  We classified the Star Beta as an asset held for sale during the first quarter 2010 and as a result recorded an impairment loss of $34.9 million during the year ended December 31, 2010. We delivered the vessel to its new owners on July 7, 2010.

Other Significant Transactions

In March 2009 and December 2009, we entered into agreements with our lenders to obtain waivers for certain covenants including minimum asset coverage covenants contained in our loan agreements.  Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

On February 23, 2010, our board of directors adopted a new stock repurchase plan for up to $30.0 million to be used for repurchasing the Company's common shares until December 31, 2011.  All repurchased common shares shall be cancelled and removed from the Company's share capital.  We expect the plan to be effective when our lenders remove the relevant covenant from our loan agreements. On March 15, 2010, our 5,916,150 outstanding warrants expired worthless and ceased trading on the Nasdaq Global Select Market.

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

Our Fleet

We own and operate a fleet of 13 vessels consisting of five Capesize drybulk carriers, including two Capesize newbuildings that are currently being constructed at Hanjin Heavy Industries, and eight Supramax drybulk carriers with an average age of 10.6years and a combined cargo carrying capacity of approximately 1,287,686 dwt. Our fleet carries a variety of drybulk commodities including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks. We charter all of our vessels on medium- to long-term time charters with an average remaining term of approximately 1.9 years, other than Star Cosmo and Star Omicron that are currently employed in the spot market.

The following table presents summary information concerning our fleet as of March 21, 2011:

Vessel Name	Vessel Type	Size (dwt.)	Year Built	Daily Gross Hire Rate		Type/ Minimum Remaining Term

Star Gamma(1)	Supramax	53,098	2002		$17,000	Time charter/ 0.3 year
Star Delta	Supramax	52,434	2000		$14,000	Time charter/ 0.7 year
Star Epsilon	Supramax	52,402	2001		$16,100	Time charter/ 0.7 year
Star Zeta	Supramax	52,994	2003		$42,500	Time charter/ 0.1 year
Star Theta	Supramax	52,425	2003		$19,000	Time charter/ 0.6 year
Star Kappa	Supramax	52,055	2001		$14,500	Time charter/ 0.5 year
Star Sigma (2)	Capesize	184,403	1991		$38,000	Time charter/ 2.6 years
Star Omicron	Supramax	53,489	2005	$	Spot
Star Cosmo (4)	Supramax	52,247	2005	$	Spot

Star Ypsilon	Capesize	150,940	1991	$13,000	Time charter/ 0.6 years
Star Aurora	Capesize	171,199	2000	$27,500	Time charter/ 2.3 years

Newbuildings
Hull PN-063 (tbr Star Borealis) (3)	Capesize	180,000	2011	$24,750	Time charter/ 10 years commencing upon delivery which is expected in September 2011
Hull PN-064 (tbr Star Polaris) (3)	Capesize	180,000	2011		Expected delivery in November 2011

(1)
On February 18, 2011 we received a letter from KLC, the charterer of the vessel Star Gamma, requesting an agreement on adjustment of charter hire. Additionally, we were notified of the commencement of rehabilitation proceedings of KLC in Korea and the related schedule for making claims against KLC in those proceedings. The charter with KLC has a term that ends in December 2011. As of February 18, 2011, KLC owed us approximately $1.8 million in charterhire related to this vessel. We have asserted liens in respect of certain amounts due to KLC under sub-charters relating to this vessel. On March 10, 2011, we received a letter from KLC announcing the termination of the charterparty, effective immediately. Following the termination, we immediately entered into a time charter contract commencing March 10, 2011 with STX Pan Ocean for the vessel for a period of four to six months, at a gross daily rate of $17,000.

(2)
On May 21, 2009, we amended the existing time charter agreement for the Star Sigma with the existing charterer, to a minimum of 56 months and a maximum of 61 months, at a gross daily rate of $38,000. The new time charter agreement was effective as of May 1, 2009 and replaced the existing charter dated March 6, 2008, which was for a minimum of 36 months and a maximum of 41 months, at an average daily rate of $63,000. In addition, the amended time charter agreement includes an index-based profit sharing arrangement effective as of March 1, 2012, pursuant to which the charterer is obligated to pay us, in addition to the above daily rate, 50% of the amount by which the Baltic Capesize Index rate exceeds $49,000.

(3)
On March 24, 2010 and April 6, 2010, we entered into two contracts with Hanjin Heavy Industries for the construction of two Capesize vessels at an aggregate construction price of $106.9 million with scheduled deliveries in September and November 2011, respectively.

(4)
On March 24, 2011, we entered into a time charter contract with SK Shipping for the vessel Star Cosmo, for a period of eleven to thirteen months, at a gross daily rate of $16,500. The new charter party is expected to commence on April 5, 2011.

We actively manage the deployment of our fleet on time charters, which generally can last up to several years. We charter all of our vessels on medium- to long-term time charters with an average remaining term of approximately 1.9 years, other than the Star Cosmo and Star Omicron that are currently employed in the spot market. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs.  We pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, as well as for commissions.  We are also responsible for the drydocking costs relating to each vessel. Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.

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

Customers

As of December 31, 2010, our vessels were chartered as follows: Rio Tinto for Star Aurora, KLC for Star Gamma and Star Cosmo, GMI for Star Delta and Star Omicron, Cargill for Star Theta and Star Kappa, Norden A/S for Star Zeta and Star Epsilon, Pacific Bulk for Star Sigma, and Augustea for Star Ypsilon.  For the year ended December 31, 2010, we derived 87% of our voyage revenues from six of our customers. See " – Our Fleeet" above for information concerning the charter agreement with KLC for the vessel Star Gamma.

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

Management of the Fleet

As of December 31, 2010, we had thirty-one employees. Twenty-nine of our employees, through Star Bulk Management and Starbulk S.A., were engaged in the day to day management of the vessels in our fleet. Star Bulk Management and Starbulk S.A. perform operational and technical management services for the vessels in our fleet, including chartering, marketing, capital expenditures, personnel, accounting, paying vessel taxes and maintaining insurance.  Our Chief Executive Officer and Chief Financial Officer are also the senior management of Star Bulk Management. Star Bulk Management employs such number of additional shore-based executives and employees designed to ensure the efficient performance of its activities.

We reimburse and/or advance funds as necessary to Star Bulk Management and Starbulk S.A. in order for our managers to conduct their activities and discharge their obligations, at cost.  We also maintain working capital reserves as may be agreed between us and Star Bulk Management from time to time.

Star Bulk Management is responsible for the management of the vessels. Star Bulk Management's responsibilities include, inter alia, locating, purchasing, financing and selling vessels, deciding on capital expenditures for the vessels, paying vessels' taxes, negotiating charters for the vessels, managing the mix of various types of charters, developing and managing the relationships with charterers and the operational and technical managers of the vessels. Star Bulk Management subcontracts certain vessel management services to Star Bulk S.A. and Union Commercial Inc.

Starbulk S.A., our wholly owned subsidiary, provides the technical and crew management of all of our vessels other than Star Cosmo.  Technical management includes maintenance, drydocking, repairs, insurance, regulatory and classification society compliance, arranging for and managing crews, appointing technical consultants and providing technical support. Star Bulk Management has entered into an agreement with Union Commercial Inc, or Union to provide the technical and crew management for the Star Cosmo.  Under that agreement, we pay a daily fee of $450, which is reviewed two months before the beginning of each calendar year. The agreement continues indefinitely unless either party terminates the agreement upon two months' written notice or a certain termination event occurs.

Crewing

Star Bulk Management is responsible for recruiting, either directly or through a technical manager or a crew manager, the senior officers and all other crew members for the vessels in our fleet.  Star Bulk Management has the responsibility to ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that the vessels are manned by experienced and competent and trained personnel. Star Bulk Management is also responsible for insuring that seafarers' wages and terms of employment conform to international standards or to general collective bargaining agreements to allow unrestricted worldwide trading of the vessels.  Since January 19, 2010, Star Bulk Management and Starbulk S.A., our wholly owned subsidiaries, gradually started to provide in-house crewing management to our vessels. As of March 21, 2011, Star Bulk Management and Starbulk S.A. provide the crewing management for all of our vessels, other than the Star Cosmo.

The International Drybulk Shipping Industry

Drybulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. In 2010, based on preliminary figures, Clarksons estimates that approximately 5.4 billion tons of drybulk cargo was transported by sea.

The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. The demand for drybulk carriers is determined by the volume and geographical distribution of seaborne dry bulk trade, which in turn is influenced by trends in the global economy. During the 1980s and 1990s seaborne dry bulk trade increased by 1-2% per annum. However, between 2000 and 2010, seaborne dry bulk trade increased at a compound annual growth rate of 4.0%. The global drybulk carrier fleet may be divided into four categories based on a vessel's carrying capacity.  These categories consist of:

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

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  As of March 1, 2011, the global drybulk carrier orderbook amounted to 269.7 million dwt, or 49.4% of the existing fleet at that time, with most vessels on the orderbook expected to be delivered within 48 months. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk carriers at or over 25 years old are considered to be scrapping candidate vessels.

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

Charterhire rates have fallen sharply from the highs recorded in 2008. The BDI a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering Supramax, Panamax, and Capesize drybulk carriers, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%.  The BDI fell over 70% during the month of October, 2008, alone.  During 2009, the BDI remained volatile, reaching a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009. During 2010, the BDI ranged from a high of 4,209 in May 2010 to a low of 1,700 in July 2010. Following a short period of increase in the third quarter of 2010, the BDI fell to near July 2010 levels at the end of 2010. The BDI decreased further in 2011 to 1,262 as of March 1, 2011. This downturn in drybulk charter rates and their volatility, which has resulted from the economic dislocation worldwide and the disruption of the credit markets, has had and may continue to have a number of adverse consequences for drybulk shipping.

Vessel Prices

Newbuilding prices are determined by a number of factors, including the underlying balance between shipyard output and capacity, raw material costs, freight markets and sometimes exchange rates. In the last few years high levels of new ordering were recorded across all sectors of shipping. As a result, most of the major shipyards in Japan, South Korea and China had full orderbooks until the end of 2010, although the downturn in freight rates and the lack of funding to the wider global financial crisis will lead to some of these orders being cancelled or delayed.

Newbuilding prices have increased significantly since 2003, due to tightness in shipyard capacity, high levels of new ordering and stronger freight rates. However, with the sudden and steep decline in freight rates, after August 2008, secondhand values and lack of new vessel ordering, started to decline. In the secondhand market, the steep increase in newbuilding prices and the strength of the charter market have also affected values, to the extent that prices rose sharply in 2004/2005, before dipping in the early part of 2006, only to rise thereafter to new highs in the first half of 2008. However, the sudden and sharp downturn in freight rates since August 2008 has had a very negative impact on secondhand values. Since then secondhand values have risen by more than 39%.  Currently secondhand values are approximately 14% above the low reached during 2008 and remain well below the highs of 2008.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact, such as the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.

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

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. For example, IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date there has not been sufficient adoption of this standard for it to take force.  However, the IMO's Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by RINA a major classification society..  All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

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

C.           Organizational structure

As of December 31, 2010, we are the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under Item 18. "Financial Statements."

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

We are an international company providing worldwide transportation solutions in the drybulk sector through our vessels-owning subsidiaries for a broad range of customers of major and minor bulk cargoes including iron ore, coal, grain, cement, and fertilizer, along worldwide shipping routes.

A.           Operating Results

Factors Affecting Our Results of Operations

We charter all of our vessels on medium- to long-term time charters with terms of approximately one to four years, other than the Star Cosmo and Star Omicron that are currently employed in the spot market.  Under our time charters, the charterer typically pays us a fixed daily charterhire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to affiliated and unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.

On January 20, 2009, we entered into a COA with Vale or the First Vale COA.  Under the terms of the First Vale COA, we transported approximately 700,000 metric tons of iron ore between Brazil and China in four separate Capesize vessel shipments. In November 2009, we chartered-in a Capesize vessel from a third party for a minimum of three months and a maximum of five months at a gross daily rate of $50,000 to complete the fourth shipment under the First Vale COA. We completed all shipments related to the First Vale COA during 2010.  On July 14, 2009, we entered into a second COA with Vale, or the Second Vale COA. Under the terms of the Second Vale COA, we expect to transport approximately 1,280 to 1,360 metric tons of iron ore between Brazil and China in eight separate Capesize vessel shipments, four shipments of which are complete.  On April 13, 2010, we entered into an agreement with Augustea Atlantica SpA  to perform the remaining first four shipments under the Second Vale COA. COAs relate to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the vessel's operating, voyage and capital costs are borne by the ship owner. The freight rate is generally set on a per cargo ton basis.  Although the vessels in our fleet are primarily employed on medium- to long-term time charters ranging from one to five years, we may employ these and additional vessels under COAs, bareboat charters, in the spot market or in drybulk carrier pools in the future.

We believe that the important measures for analyzing trends in the results of operations consist of the following:

•
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

•	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period.

•	Available days are the total calendar days the vessels were in possession for the relevant period after subtracting for off-hire days relating to drydocking or special or intermediate surveys.

•
Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for drydocking, major repairs, special or intermediate surveys).

•	Fleet utilization is calculated by dividing voyage days by available days for the relevant period and takes into account the dry-docking periods.

The following table reflects our voyage days, ownership days, fleet utilization and TCE rates for the periods indicated:

(TCE rates expressed in U.S. dollars)	Year Ended	Year Ended
	December 31, 2009	December 31, 2010
Average number of vessels	11.97	10.81
Number of vessels in operation (as of the last day of the periods reported)	11	11
Average age of operational fleet (in years)	10.0	10.4
Ownership days	4,370	3,945
Available days	4,240	3,847
Voyage days for fleet	4,117	3,829
Fleet Utilization	97%	99%
Time charter equivalent rate	$29,450	$26,859

Time Charter Equivalent (TCE)

Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts..  We included below TCE revenues, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Investors also consider TCE rate in order to compare our Company's earnings performance with our peer group of companies. Our calculation of TCE may not be comparable to that reported by other companies.

The following table reflects the calculation of our TCE rates and reconciliation of TCE revenue to voyage revenue as reflected in the consolidated statement of operations:

(In thousands of Dollars)	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010
Voyage revenues	238,883	142,351	121,042
Less:
Voyage expenses	(3,504)	(15,374)	(16,839)
Amortization of fair value of above/below market acquired time charter agreements	(80,533)	(5,735)	(1,360)

Time Charter equivalent revenues	154,846	121,242	102,843

Total voyage days for fleet	3,618	4,117	3,829
Time charter equivalent (TCE) rate (in Dollars)	42,799	29,450	26,859

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

We reimburse and/or advance funds as necessary to Star Bulk Management and Starbulk S.A. in order for them to conduct their activities and discharge their obligations, at cost. We also maintain working capital reserves as may be agreed between us and Star Bulk Management and Starbulk S.A. from time to time.

Star Bulk Management our wholly owned subsidiary is responsible for the management of the vessels. Star Bulk Management's responsibilities include, inter alia, locating, purchasing, financing and selling vessels, deciding on capital expenditures for the vessels, paying vessels' taxes, negotiating charters for the vessels, managing the mix of various types of charters, developing and managing the relationships with charterers and the operational and technical managers of the vessels. Star Bulk Management subcontracts certain vessel management services to Star Bulk S.A. and Union Commercial Inc.

Starbulk S.A., our wholly owned subsidiary provides the technical and crew management of all of our vessels other than Star Cosmo.  Technical management includes maintenance, drydocking, repairs, insurance, regulatory and classification society compliance, arranging for and managing crews, appointing technical consultants and providing technical support.  Star Bulk Management has entered into an agreement with Union Commercial Inc, or Union to provide the technical and crew management for the Star Cosmo.  Under that agreement, we pay a daily fee of $450, which is reviewed two months before the beginning of each calendar year. The agreement continues indefinitely unless either party terminates the agreement upon two months' written notice or a certain termination event occurs.

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

Foreign Exchange Fluctuations

Please see Item 11.  "Quantitative and Qualitative Disclosures about Market Risk."

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

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business, which we believe to be in accordance with applicable US GAAP and Commission rules. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. All of the vessels in our current fleet have been acquired with time charters attached, with the exception of the Star Beta, the Star Sigma, the Star Aurora and the Star Omicron. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer entering into a separate direct agreement (called a "novation agreement") with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate service agreement between the vessel owner and the charterer.

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

Impairment of long-lived assets.  We follow guidance related to Impairment or Disposal of Long-lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value. In this respect, management regularly reviews the carrying amount of the vessels on vessel by vessel basis when events and circumstances indicate that the carrying amount of the vessels might not be recoverable.  As of December 31, 2008, 2009 and 2010, we performed an impairment review of our vessels due to the global economic downturn and the prevailing conditions in the shipping industry.  We compared undiscounted cash flows to the carrying values for our vessels to determine if the assets were impaired.  Our management's subjective judgment is required in making assumptions that are used in forecasting future operating results used in this method.  Such judgment is based on historical trends as well as future expectations regarding future charter rates, vessel operating expenses and fleet utilization that were applied over the remaining useful life of the vessel.  Expected expenditures for scheduled vessels' maintenance and vessels' operating expenses are based on historical data and adjusted annually for inflation.  The Company has assumed no change in the remaining useful life of the current fleet.  These estimates are consistent with the plans and forecasts used by management to conduct our business.  As a result of this analysis, no assets were considered to be impaired, and we did not recognize any impairment charge for our vessels other than Star Iota which was classified as held for sale during the year ended December 31, 2008 Star Alpha during the year ended December 31, 2009 and Star Beta during the year ended December 31, 2010.

Vessel Acquisitions.  Vessels are stated at cost, which consists of the purchase price and any material expenses incurred upon acquisition, such as initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage. Financing costs incurred during the construction period of the vessels are also capitalized and included in the vessels' cost. Otherwise these amounts are charged to expense as incurred.

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

Depreciation. The cost of each of our vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. Depreciation expense is calculated based on cost less the estimated residual scrap value. We estimate scrap value by taking the cost of steel times the weight of the ship noted in lightweight ton, or lwt. There was no change in this estimate during the years ending December 31, 2008, 2009 and 2010 and we believe there will be no change in the near future.

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

Due to early time charter terminations the remaining unamortized balances of the intangible assets and liabilities associated with such below or above market acquired time charters where recognized as "Gain on time charter agreement termination" or "Loss on time charter agreement termination" in the consolidated statements of operations for years ended December 31, 2008 and 2009. Refer to note 7 of our consolidated financial statements.

Equity incentive plan awards. Stock-based compensation represents vested and non-vested restricted shares granted to employees and directors, for their services as directors, and is included in "General and administrative expenses" in the consolidated statements of operations. These shares are measured at their fair value equal to the market value of our common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and a total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting conditions are considered non-vested shares on the grant date and a total fair value of such shares is recognized using the accelerated method.

We currently assume that all non-vested shares will vest. We do not include estimated forfeitures in determining the total stock-based compensation expense because we estimate the forfeitures of non-vested shares to be immaterial and we did not have forfeitures in the past. We will, however, re-evaluate the reasonableness of our assumption at each reporting period. We pay dividends on all non-vested shares regardless of whether they have has vested and there is an obligation of the employee to return the dividend when employment ceases. The retained dividends on restricted share grantee awards that are expected to vest were charged to retained earnings.

Results of Operations

Year ended December 31, 2010 compared to the year ended December 31, 2009

Voyage Revenues: Voyage revenues for the years ended December 31, 2010 and 2009, were approximately $121.0 million and $142.4 million, respectively.  This decrease is mainly due to lower average TCE rates, a non-US GAAP measure representing time charter equivalent daily cash rates earned from chartering of our vessels, during the year ended December 2010 as compared to the year ended December 31, 2009. During the year ended December 31, 2010, we earned $26,859 TCE rate per day as compared to $29,450 TCE rate per day for the year ended December 31, 2009 due to the decrease in prevailing charter rates at which a number of our vessels were chartered. Charterhire rates were volatile in 2009 and 2010 and continue to be volatile. During 2009, the BDI remained volatile, reaching a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009. The BDI decreased to 2,571 on February 12, 2010 primarily due to uncertainty in the freight markets. The BDI experienced a modest recovery again in 2010 based on strong demand for commodities from Asia and a recovering global market. During 2010, the BDI went from a high on May 26, 2010 of 4,209 and fell to a low of 1,700 on July 15, 2010.  At December 31, 2010, the index was 1,773. This decrease is primarily due to increases in vessel supply. Furthermore the average number of vessels operated decreased from 12.0 in 2009 to 10.8 in 2010. In addition, we recorded lower revenue of $4.3 million associated with the amortization of fair value of below market acquired time charters, attached to vessels acquired, over the remaining period of the time charters.

Voyage Expenses: For the years ended December 31, 2010 and 2009, voyage expenses, were approximately $16.8 million and $15.4 million, respectively. Consistent with drybulk industry practice, we paid broker commissions ranging from 0% to 2.50% of the total daily charterhire rate of each charter to ship brokers associated with the charter, depending on the number of brokers involved with arranging the charter. Voyage expenses also consist of hire paid for chartered-in vessels, port, canal and fuel costs. There was an increase of $1.4 million in voyage expenses in 2010 as compared to 2009. The increase is mainly due to higher charter-in vessels expenses during 2010 amounting to $11.2 million as compared to $6.7 million for the year 2009. All other voyage expenses such as bunkers, port expenses and commissions were lower in 2010 amounting to $5.6 million in aggregate as compared to $8.7 million in 2009.

Vessel Operating Expenses: For the years ended December 31, 2010 and 2009, our vessel operating expenses were approximately $22.3 million and $30.2 million, respectively. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. The decrease is mainly due to more cost efficient in-house management which was fully implemented during the year ended December 31, 2010 and the decrease in the number of vessels that operated during the year ended December 31, 2010, compared to the same period of 2009.

Drydocking Expenses: For the year ended December 31, 2010 and 2009, our drydocking expenses were $6.6 million and $6.1 million, respectively. Four vessels underwent their periodic drydocking survey during both years ended December 31, 2010 and 2009.

Depreciation: We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost of the vessel less its estimated residual value, which is estimated at $200 per lwt, at the date of the vessel's acquisition. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. For the years ended December 31, 2010 and 2009, we recorded vessel depreciation charges of approximately $46.9 million and $58.3 million, respectively. The decrease was primarily due to the operation of a smaller fleet.

Vessel Impairment Loss: On January 18, 2010, we agreed to sell the Star Beta, a vessel from our initial fleet, to a third party for a contracted sales price of $22.0 million.  We delivered this vessel to its purchasers on July 7, 2010.  Star Beta was classified as asset held for sale during the first quarter of 2010 which resulted in an impairment loss of $34.9 million as the vessel was recorded at the lower of its carrying amount or fair value less cost to sell.

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

Gain/loss on derivative: During the years ended December 31, 2010 and 2009, the change in fair market value and the settlements of our FFAs and bunker swaps resulted in a loss of $2.1 million and a loss of $2.2 million, respectively.

Gain on time charter agreement termination: During the year ended December 31, 2010, we did not record any gain on time charter agreement termination. However, during the year ended December 31, 2009:

i)
Star Alpha, which was on time charter at a gross daily charter rate of $47,500 per day for the period from January 9, 2008 until March 18, 2009, and was redelivered to us by its charterers approximately two months prior to the earliest redelivery date per the time charter agreement.  Under the accounting provisions applicable to intangible assets, we recognized a gain on a time charter agreement termination of $10.1 million, which relates to the unamortized fair value of below market acquired time charter on the vessel redelivery date.

ii)
Star Theta was also redelivered to us by its charterers on March 15, 2009, approximately twenty-nine days prior to the earliest redelivery date per the time charter agreement.  We recognized a gain on time charter agreement termination amounting to $0.8 million.  In addition, we received $0.3 million from its charterers relating to the early termination of this charter party, which was also recorded as a gain on time charter termination in the consolidated statements of operations for the year ended December 31, 2009.

Loss on time charter agreement termination: During the year ended December 31, 2010 we did not record any loss on time charter agreement termination. However, during the year ended December 31, 2009:

i)
The vessel Star Kappa, which was on time charter at an average gross daily charter rate of $25,500 per day for the period from April 12, 2009 until July 12, 2014, was redelivered to us by its charterers prior to the earliest redelivery date per the time charter agreement. We recognized the loss on time charter agreement termination of $0.9, which relates to the unamortized fair value of above-market acquired time charter on the vessel redelivery date.

ii)
The vessel Star Ypsilon, which was on time charter at an average gross daily charter rate of $91,932 per day for the period from September 18, 2008 until July 4, 2011, was redelivered to us by its charterers prior to the earliest redelivery date per the time charter agreement. We recognized the loss on time charter agreement termination of $10.1 million, which relates to the unamortized fair value of above-market acquired time charter on the vessel redelivery date. In addition, we recognized a gain amounting to $5.0 million which represents the deferred revenue from the terminated time charter contract.

Other Operating income: During the fourth quarter of 2010, we recognized a gain of $21.6 million from a claim settlement related to the early termination of the time charter of the vessel Star Ypsilon that occurred in July 2009 and $5 million from our sale of a 45% interest in the future proceeds related to the settlement of several commercial claims.

Loss on bad debts: The amount of $2.1 million is related to unpaid hire from a charterer of the vessel Star Alpha that was written off during the year 2010.

General and Administrative Expenses: For the years ended December 31, 2010 and 2009, we incurred general and administrative expenses of approximately $15.4 million and $8.7 million, respectively. This increase is mainly due to higher professional fees and increased stock-based compensation expenses. For the year ended December 31, 2010, our general and administrative expenses include the salaries and other related costs of the executive officers and other employees ($3.7 million), rents, legal, accounting costs and consultancy fees, regulatory compliance costs and other miscellaneous expenses ($5.2 million) and costs related to non-vested stock grants under the equity incentive plan ($6.5 million).  For the year ended December 31, 2009, our general and administrative expenses include the salaries and other related costs of the executive officers and other employees ($3.3 million), our office renovation costs and rents, legal, accounting costs and consultancy fees, regulatory compliance costs ($3.6 million)  and costs related to non-vested stock grants under the equity incentive plan ($1.8 million).

Interest Expenses and Finance Costs: For the year ended December 31, 2010 and 2009, our interest and finance costs under our term loan facilities totaled approximately $5.9 million and $9.9 million, respectively. This decrease is mainly due to lower weighted average interest rates in 2010 amounting to 2.66% as compared to 3.33% for 2009, as well as due to lower average loan balances outstanding in 2010 amounting to $220.1 million as compared to $273.1 million for 2009.

Interest Income: For the years ended December 31, 2010 and 2009, interest income was $0.5 million and $0.8 million, respectively.

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

Vessel Operating Expenses: For the years ended December 31, 2009 and 2008, our vessel operating expenses were approximately $30.2 million and $26.2 million, respectively. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. The increase in operating expenses during the year ended December 31, 2009, was primarily due to the operation of a larger fleet, higher initial storing and spares purchasing as a matter of necessity for shortages identified following the change of management of our vessels.

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

Gain on time charter agreement termination: Star Alpha, which was on time charter at a gross daily charter rate of $47,500 per day for the period from January 9, 2008 until March 18, 2009, and was redelivered to us by its charterers approximately two month prior to the earliest redelivery date per the time charter agreement.  Under the accounting provisions applicable to intangible assets, we recognized a gain on a time charter agreement termination of $10.1 million, which relates to the unamortized fair value of below market acquired time charter on the vessel redelivery date.

Star Theta was also redelivered to us by its charterers on March 15, 2009, approximately twenty-nine days prior to the earliest redelivery date per the time charter agreement.  We recognized a gain on time charter agreement termination amounting to $0.8 million.  In addition, we received $0.3 million from its charterers relating to the early termination of this charter party, which was also recorded as a gain on time charter termination in the consolidated statements of operations for the year ended December 31, 2009.

The Star Sigma, which was on time charter to a Japanese charterer at a gross daily charter rate of $100,000 per day from April 2008 until March 2009 (earliest redelivery), was redelivered to us earlier, in mid-November 2008, pursuant to an agreement whereby the charterer agreed to pay the contracted rate less $8,000 per day, which is the approximate operating cost for the vessel, from the date of the actual redelivery in November 2008 through March 1, 2009.  This amount net of commissions was approximately $9.7 million, which was collected and recorded as a gain on time charter termination in the consolidated statements of operations for the year ended December 31, 2008.

Loss on time charter agreement termination: The vessel Star Kappa, which was on time charter at an average gross daily charter rate of $25,500 per day for the period from April 12, 2009 until July 12, 2014, was redelivered to us by its charterers prior to the earliest redelivery date per the time charter agreement. We have recognized the loss on time charter agreement termination of $0.9, which relates to the unamortized fair value of above-market acquired time charter on the vessel redelivery date.

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

We believe that our current cash balance, our operating cash flows and our undrawn amounts under our Credit Agricole Corporate and Investment Bank Loan Facility dated January 20, 2010 will be sufficient to meet our 2011 liquidity needs despite that the drybulk charter market declined sharply beginning in the third quarter of 2008 and has remained at depressed levels throughout 2009, 2010 and 2011 to date. Our results of operations have been and may in the future be adversely affected if market conditions do not improve.

Our medium- and long-term liquidity requirements include funding the equity portion of any possible investments in additional vessels and repayment of long-term debt balances. Sources of funding for our medium- and long-term liquidity requirements include new loans or equity issuance or vessel sales. As of December 31, 2010, we had outstanding borrowings of $204.8 million. As of March 21, 2011, we had outstanding borrowings of $217.7 million under our loan facilities.  Under our current credit facilities, $48.6 million is still undrawn which is the maximum available amount under our current loan facilities. We expect to drawdown this amount during 2011.  If the current conditions in the credit market continue, we may not be able to refinance our existing credit facilities or secure new credit facilities at all or on terms agreeable to us.

We may fund possible growth through our cash balances, operating cash flows, additional long-term borrowing and the issuance of new equity.  Our practice has been to acquire drybulk carriers using a combination of funds from operations and bank debt secured by mortgages on our drybulk carriers. Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk carriers and the selective sale of older drybulk carriers. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms.  As of December 31, 2010, we had no capital committments to acquire vessels but had capital commitments of $64.1 million related to the construction of our two newbuildings. We intend to finance the construction of these two newbuildings with a combination of cash and borrowings under our Credit Agricole Corporate and Investment Bank term loan facility dated January 20, 2011.

As of December 31, 2010, we had cash and cash equivalents of approximately $12.8 million excluding $25.6 million of restricted cash due to minimum liquidity covenants and cash collateral requirements contained in our amended loan agreements.

Cash Flows

For the year ended December 31, 2010, cash and cash equivalents decreased to $12.8 million compared to $40.1 million for the year ended December 31, 2009, which is primarily due to increased capital expenditures in 2010 compared to 2009. Our working capital is equal to current assets minus current liabilities, including the current portion of long-term debt.  Our working capital deficit was $19.3 million for the year ended December 31, 2010, compared to a working capital deficit of $10.3 million for the year ended December 31, 2009.  Our working capital deficit primarily increased due to the significant decrease of both cash and cash equivalents and short term restricted cash by $34.1 million.  This decrease during 2010 is mainly from the payment of the equity portion related to our newbuildings which amounted to $42.8 million and the equity portion related to the acquisition of the second hand vessel Star Aurora which amounted to $18.0 million. In addition, short term loan payable also decreased from $59.7 million as at December 31, 2009 to $33.8 million as at December 31, 2010.

If our working capital deficit continues to exist, lenders may be unwilling to provide future financing or will provide future financing at significantly increased interest rates, which will negatively affect our earnings, liquidity and capital position.

For the year ended December 31, 2010, current and non-current restricted cash decreased to $25.6 million compared to $38.3 million as of December 31, 2009. For further information please see Item 5. "Operating and Financial Review and Prospects – Senior Secured Credit Facilities".  We believe that our current cash balance and our operating cash flow will be sufficient to meet our current liquidity needs.

Year ended December 31, 2010 compared to year ended December 31, 2009

 Net Cash Provided By Operating Activities

Net cash provided by operating activities for the year ended December 31, 2010 and 2009, was $87.9 million and $65.9 million, respectively. Cash flows generated by the operation of our fleet increased mainly due to $21.6 million in cash collected in connection with the settlement of the Star Ypsilon claim in 2010 and our sale of a 45% interest in the future proceeds related to the settlement of several commercial claims for $5 million. Furthermore, vessels operating expenses decreased by approximately 26% for the year ended December 31, 2010 mainly due to more efficient in-house management and the operation of a smaller fleet. This was offset by the operation of a lower average number of vessels of 10.8 for the year ended December 31, 2010 compared to 12.0 for the year ended December 31, 2009 and lower average TCE rates, (a non-US GAAP measure representing TCE daily cash rates earned from chartering our vessels) as a result of the decline in the drybulk vessel shipping industry. During the year ended December 31, 2010, we earned $26,859 TCE rate per day as compared to $29,450 TCE rate per day for the year ended December 31, 2009.

Net Cash Used In Investing Activities

Net cash used in investing activities for the year ended December 31, 2010 and 2009 was $60.2 million and $1.4 million, respectively.  Net cash used in investing activities for the year ended December 31, 2010, was primarily due to increased to vessel costs mainly related to the acquisition of the Star Aurora amounting to $44.1 million plus installments related to our two newbuildings amounting to $43.5 million in aggregate and offset by a net decrease in restricted cash amounting to $7.0 million and by the proceeds from the sale of Star Beta amounting to $20.3 million. Net cash used in investing activities for the year ended December 31, 2009, was primarily a result of the proceeds from the sale of vessel Star Alpha amounting to $19.1 million offset by an increase in restricted cash of $20.5 million relating to the waivers obtained for existing loan agreements.

Net Cash Used In Financing Activities

Net cash used in financing activities for the year ended December 31, 2010 and 2009 was $55.1 million and $53.8 million respectively. For the year ended December 31, 2010, net cash used in financing activities consisted of loan installment payments amounting to $68.4 million, cash dividend payments of $12.4 million and financing fees amounting to $0.3 million offset by proceeds from new loans related to the acquisition of Star Aurora amounting to $26.0 million. For the year ended December 31, 2009, net cash used in financing activities consisted of loan installment payments amounting to $49.3 million and cash dividend payments of $6.2 million, offset by cash provided from our directors' dividend reinvestment of $1.9 million.

Year ended December 31, 2009 compared to year ended December 31, 2008

Net Cash Provided By Operating Activities

Net cash provided by operating activities for the year ended December 31, 2009 and 2008 was $65.9 million and $110.7 million, respectively. The decrease in cash provided by operating activities was primarily due to a decrease in cash flows generated by the operation of our fleet despite an increase in the average number of vessels to 11.97 for the year ended December 31, 2009 from 10.76 for the year ended December 31, 2008 due to lower average TCE rates as a result of the decline in the drybulk vessel shipping industry. During the year ended December 31, 2009, we earned $29,450 TCE rate per day as compared to $42,799 TCE rate per day for the year ended December 31, 2008 mainly due to lower charter rates for most of our vessels as imposed by the market. In accordance with the terms of the charter parties for the vessels operating under time charters, hire is received approximately 15 days in advance, whereas freight voyages are settled during or at the end of the voyage. Collection terms have not changed compared to prior years.  Furthermore, vessel operating expenses increased by approximately 15% for the year ended December 31, 2009 mostly due to operation of a larger fleet. In addition, during the year ended December 31, 2008, we collected approximately $9.7 million in charter agreement termination fees from a charterer due to early vessel redelivery.

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

Senior Secured Credit Facilities

As of December 31, 2010, we had total indebtedness of $204.8 million.

Commerzbank AG Loan Facility dated December 27, 2007, as amended

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

On June 10, 2009, we entered into a supplemental agreement with Commerzbank. Under the terms of this agreement during the waiver period from December 31, 2008 to January 31, 2010, the required loan to value ratio, which is the ratio of outstanding indebtedness to the aggregate market value of the collateral vessels, was amended to 90% from 80% including the value of the additional security that will be provided by us pursuant to the waiver.  In connection with this waiver, as further security for this facility, we agreed to provide a first preferred mortgage on the Star Alpha and a pledge account containing $6.0 million.  During the waiver period LIBOR will be adjusted to the cost of funds, the interest spread was increased to 2%, and the payment of dividend and the repurchase of our common shares and warrants are subject to the prior written consent of the lenders.

On January 27, 2010, we entered into a second supplemental agreement with Commerzbank (we were committed to this agreement as of December 24, 2009). Under the terms of this agreement during the waiver period from February 1, 2010 to June 30, 2010 and from July 1, 2010 to January 31, 2011 the security cover was amended to 111% and 118%, respectively and 135% thereafter. Pursuant to the waiver agreement (i) the bank consented to the sale of the Star Alpha; (ii) we are permitted to pay dividends not exceeding $0.05 per share in each quarter; (iii) the minimum liquidity requirement was reduced from $1.0 million to $0.7 million per vessel (total minimum liquidity of $7.2 million); and (iv) the amount deposited in the pledged account was increased by $1.3 million from $6.0 million to $7.3 million. The interest spread was also maintained to 2.00% per annum for the duration of the waiver period. After the waiver period the minimum liquidity will increase from $0.7 million to $1.0 million for each vessel in our fleet and the pledged amount of $7.3 million will be released.

We were in compliance with the financial covenants in the supplemental agreements as of December 31, 2010.

As of March 21, 2011, the Company had outstanding borrowings of $92.3 million which is the maximum amount of borrowings permitted under this loan facility.

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

On May 7, 2009, we entered into an agreement with Piraeus Bank to obtain waivers for certain covenants on the following terms: during the waiver period from December 31, 2008 to February 28, 2010, the required security cover ratio, which is the ratio of the aggregate market value of the collateral vessels and the outstanding loan amount, will be waived and for the period ended February 28, 2011, the minimum security cover requirement will be reduced to 110% from 125% of the outstanding loan amount. The lenders also waived the required 60% corporate leverage ratio, which is the ratio of our total indebtedness net of any unencumbered cash divided by the market value of our vessels, through February 28, 2010. In connection with this waiver, as further security for this facility we agreed to provide (i) first preferred mortgages on and first priority assignments of all earnings and insurances of the Star Kappa and the Star Ypsilon; (ii) corporate guarantees from each of the collateral vessel owning limited liability companies; (iii) a subordination of the technical and commercial manager's rights to payment; and (iv) a pledge account containing $9.0 million.

In addition, during the waiver period the interest spread was increased to 2% per annum and thereafter will be adjusted to 1.5% per annum until the margin review date of the facility, and the payment of dividend and the repurchase of our common shares and warrants are subject to the prior written consent of the lenders.

In July 2010 Piraeus Bank consented to the sale of vessel Star Beta. Consequently the first priority mortgage was released and we prepaid $7.0 million in July 2010. The facility is payable beginning on September 1, 2010, in seventeen consecutive quarterly installments: (i) the first installment in the amount of $8.1 million (ii) the second to seventh installments amount to $4.0 million each and (ii) the final ten installments in the amount of $2.5 million each plus a balloon payment of $19.4 million is payable together with the last installment.

We were in compliance with the financial covenants in the amended waiver agreements as of December 31, 2010.

As of March 21, 2011, we had outstanding borrowings of $60.3 million which is the maximum amount of borrowings permitted under this loan facility.

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

On May 25, 2009, we entered into an amending and restating agreement with Piraeus Bank. Under the terms of this agreement it was agreed during the waiver period from December 31, 2008 to February 28, 2010, the required security cover ratio will be waived. After the end of the waiver period, for the period from February 28, 2010 to February 28, 2011 the minimum security cover requirement will be reduced to 110% from 125% of the outstanding loan amount. The lender will also waive the required 60% corporate leverage ratio through February 28, 2010. In connection with this waiver, as further security for this facility we agreed to provide (i) second preferred mortgages on and second priority assignments of all earnings and insurances of the Star Alpha; (ii) a corporate guarantee from Star Alpha's vessel owning limited liability company; (iii) a subordination of the technical and commercial managers rights to payment; and (iv) a pledge account containing $5.0 million.  This facility is repayable beginning on April 2, 2009, in 22 consecutive quarterly installments: (i) the first two installments in the amount of $2.0 million each; (ii) the third installment in the amount of $1.75 million; (iii) the fourth installment in the amount of $1.25 million; (iv) the fifth through tenth installment in the amount of $875,000 each; and (v) the final 12 installments in the amount of $500,000 each plus a balloon payment of $13.75 million payable with the final installment.

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

On September 29, 2010 the loan was further amended.  Under the terms of this agreement the security cover shall be at all times 125% of the outstanding loan amount. In addition, this lender released to us $5.0 million that was previously pledged, after we prepaid $2.0 million on October 1, 2010. The facility is payable beginning on October 1, 2010, in sixteen consecutive quarterly installments: (i) the first four installments in the amount of $0.8 million each; and (ii) the final twelve installments in the amount of $0.5 million each plus a balloon payment of $12.6 million is payable together with the last installment.   In addition, the interest spread was adjusted to 3% per annum applicable for the period from August 1, 2010 to December 31, 2011, and thereafter shall be adjusted to 2.5% per annum until the final maturity date of the facility.

We were in compliance with the financial covenants in the amended waiver agreements as of December 31, 2010.

As of March 21, 2011, we had outstanding borrowings of $19.7 million, which is the maximum amount of borrowings permitted under this loan facility.

Commerzbank AG Loan Facility dated September 3, 2010

On September 3, 2010 we entered into a loan agreement with Commerzbank AG in the amount of up to $26.0 million with a term of six years to partially finance the acquisition cost of the secondhand vessel, Star Aurora which was provided as security for this loan agreement.  The loan is payable in twenty-four consecutive quarterly installments of $950,000 commencing three months after the drawdown, and a final balloon payment of $3.2 million payable together with the last installment. The loan bears interest at LIBOR plus a margin of 2.6%.

The loan contains financial covenants, including requirements to maintain (i) a minimum liquidity of $10.0 million or $1.0 million per vessel, whichever is greater (ii) the market value adjusted equity ratio shall not be less than 25%, as defined therein and (iii) a minimum liquidity of $650,000 for this vessel that will increase to $1.0 million when cash pledged due to the Commerzbank waiver dated December 24, 2009 is released (iii) an aggregate market value of the vessel pledged as security under this loan agreement not less than 135% at all times.

As of March 21, 2011, we had outstanding borrowings of $24.1 million, which is the maximum amount of borrowings permitted under this loan facility.

Credit Agricole Corporate and Investment Bank Loan Facility dated January 20, 2011

On January 20, 2011, we entered into a term loan agreement with Credit Agricole Corporate and Investment Bank for up to $70.0 million to partially finance the construction costs of Hull PN-063 and Hull PN-064 which have also been provided as security for this loan agreement.  The loan will be drawn in three advances per hull, as follows: upon completion of the keel laying, the launching and the delivery of each hull. The loan is for a term of seven years and is payable beginning three months after the delivery of each vessel and is divided into twenty eight consecutive quarterly installments per vessel of $513,000 each and a final balloon payment of $20.65 million which is payable together with the last installment.  The loan bears interest at LIBOR plus a margin of 2.7% per annum.

The loan agreement contains financial covenants, including requirements to maintain (i) a minimum liquidity of $10.0 million or $500,000 per fleet vessel, whichever is greater (ii) the total indebtedness of the borrower over the market value of all vessels owned shall not be greater than 0.7:1, (iii) the minimum asset cover ratio shall not be less than (a)120% during the first two years from delivery of each vessel and (b) 125% of the then outstanding borrowings thereafter.

As of March 21, 2011, we had outstanding borrowings of $21.4 million and $48.6 million of available borrowing capacity under this facility.

Dividend Payments

Under the terms of our waiver agreements with our lenders, payment of dividends and the repurchasing of our common shares is subject to the prior written consent of our lenders.  Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

With the consent of our lenders, (i) in February 2010, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ending December 31, 2009 that was paid on March 12, 2010 to shareholders of record as of March 8, 2010, (ii) in May 2010, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ended March 31, 2010 that was paid on June 4, 2010 to shareholders of record on May 31, 2010,  (iii) in August 2010, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ending June 30, 2010 that was paid on August 30, 2010 to shareholders of record as of August 25, 2010, (iv) in November 2010, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ending September 30, 2010 that was paid on December 3, 2010 to shareholders of record as of November 30, 2010, and (v) in February 2011, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ending December 31, 2010 that was paid on March 9, 2011 to shareholders of record as of March 4, 2011.

C.           Research and Development, Patents and Licenses

Not Applicable.

D.           Trend Information

Please see Item 5.A, "Operating Results - Factors Affecting Our Results of Operations."

E.           Off-balance Sheet Arrangements

As of the date of this annual report, we do not have any off-balance sheet arrangements.

F.           Tabular Disclosure of Contractual Obligations

The following table presents our contractual obligations as of December 31, 2010:

In thousands of Dollars	Payments due by period
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years (After January 1, 2016)

Principal Loan Payments(1)	274,829	34,298	62,808	80,686	97,037
Interest payments (1) (2)	28,607	5,941	11,223	6,971	4,472
Operating lease obligation(3)	2,436	211	455	500	1,270
Newbuildings	64,128	64,128	-	-	-
Total	370,000	104,578	74,486	88,157	102,779

(1)
Based on our outstanding indebtedness as of December 31, 2010 including the term loan with Credit Agricole Corporate and Investment Bank, which we agreed to enter in December 2010. We have assumed that the maximum available amount will be drawn down under all of our credit facilities for purposes of this calculation.

(2)	Based on an estimated interest rate of 2.66% which is the weighted average interest rate on all our outstanding indebtedness for the year ended December 31, 2010.

(3)
In April 2008, we entered into a twelve-year operating lease for our new office facilities which will expire in April 2020.  For the first year our monthly lease payments are $21,300 (€14,500). In December 2010, the operating lease was amended. The new agreement provides for an approximate 12% decrease in the monthly lease. Our monthly payments are adjusted annually according to the inflation rate (which is estimated at 3%) plus 2% as provided per the lease agreement.

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

Messrs Tsirigakis and Syllantavos were re-elected as Class C directors at the 2010 annual general meeting in November 2010. In accordance with the Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, on February 1, 2011, the Board decided to increase the number of its directors from seven (7) to eight (8) and appointed Mr. Spyros Capralos, our Chief Executive Officer and President to fill the vacancy created by the increase in the size of the Board until his successor is duly elected and qualified at our 2011 annual general meeting.

Name	Age	Position
Spyros Capralos	55	Chief Executive Officer, President and Director
George Syllantavos	47	Chief Financial Officer, Secretary and Class C Director
Petros Pappas	57	Chairman and Class A Director
Prokopios (Akis) Tsirigakis	55	Class C Director
Tom Søfteland	49	Class A Director
Peter Espig	44	Class B Director
Koert Erhardt	53	Class B Director
Milena Pappas	27	Class B Director

Spyros Capralos serves and has served since February 7, 2011 as our Chief Executive Officer, President and director. From October 2004 to October 2010, Mr. Capralos served as Chairman of the Athens Exchange and Chief Executive Officer of the Hellenic Exchanges Group and was the President of the Federation of European Securities Exchanges. He was formerly Vice Chairman of the National Bank of Greece, Vice Chairman of Bulgarian Post Bank, Managing Director of the Bank of Athens and has a ten year banking experience with Bankers Trust Company (now Deutsche Bank) in Paris, New York, Athens, Milan, London. He is the current President of the Hellenic Olympic Committee and served as Secretary General of the Athens 2004 Olympics Games and Executive Director and Deputy Chief Operating Officer of the Organizing Committee for the Athens 2004 Olympic Games. He studied Economics at the University of Athens and earned his Master Degree in Business Administration from INSEAD University in France.

George Syllantavos serves and has served since our inception as our Chief Financial Officer, Secretary and director. He served as Star Maritime's Chief Financial Officer, Secretary and a member of its board of directors since its inception. From May 1999 to December 2007, he was the President and General Manager of Vortex Ltd., an aviation consulting firm specializing in strategic and fleet planning. From January 1998 to April 1999, he served as a financial advisor to Hellenic Telecommunications Organization S.A., where, on behalf of the Chief Executive Officer, he coordinated and led the company's listing on the New York Stock Exchange (NYSE:OTE) and where he had responsibilities for the strategic planning and implementation of multiple acquisitions of fixed-line telecommunications companies, including RomTelecom. Mr. Syllantavos served as a financial and strategic advisor to both the Greek Ministry of Industry & Energy (from June 1995 to May 1996) and the Greek Ministry of Health (from May 1996 to January 1998), where, in 1997 and 1998, he helped structure the equivalent of a US$700 million bond issuance for the payment of outstanding debts to the supplier of the Greek National Health System. Mr. Syllantavos has a B.Sc. in Industrial Engineering from Roosevelt University and an MBA in Operations Management, International Finance and Transportation Management from Northwestern University (Kellogg).

Petros Pappas serves and has served since our inception as our non executive Chairman of the board of directors. He served as a member of Star Maritime's board of directors since its inception. Throughout his career as a principal and manager in the shipping industry, Mr. Pappas has been involved in over 120 vessel acquisitions and disposals. In 1989, he founded Oceanbulk Maritime S.A., a dry cargo shipping company that has operated managed vessels aggregating as much as 1.6 million deadweight tons of cargo capacity. He also founded the Oceanbulk Group of affiliated companies, which are involved in the service sectors of the shipping industry. The Oceanbulk Group is comprised of Oceanbulk Maritime S.A., Interchart Shipping Inc., Oceanbulk Shipping and Trading S.A., Oceanbulk S&P, Combine Marine Inc., More Maritime Agencies Inc., and Sentinel Marine Services Inc.  Additionally, Mr. Pappas ranked among the top 25 Greek ship owners (by number of ocean going vessels) as evaluated by the U.S. Department of Commerce's 2004 report on the Greek shipping industry. Mr. Pappas has been a Director of the UK Defense Club, a leading insurance provider of legal defense services in the shipping industry worldwide, since January 2002, and is a member of the Union of Greek Shipowners (UGS). Mr. Pappas received his B.A. in Economics and his MBA from The University of Michigan, Ann Arbor.

Prokopios (Akis) Tsirigakis serves and has served since our inception as one of our directors. He served as Star Bulk's Chief Executive Officer and President from its inception to February 7, 2011.  He also served as Star Maritime's Chairman of the Board, Chief Executive Officer and President since its inception. Mr. Tsirigakis is experienced in ship management, ship ownership and overseeing new shipbuilding projects. Since November 2003, he has been the Joint Managing Director of Oceanbulk Maritime S.A., a dry cargo shipping company that has operated and managed vessels aggregating as much as 1.6 million deadweight tons of cargo capacity and which is part of the Oceanbulk Group of affiliated companies involved in the service sectors of the shipping industry. Since November 1998, Mr. Tsirigakis has been the Managing Director of Combine Marine Inc., a company which he founded that provides ship management services to third parties and which is part of the Oceanbulk Group. From 1991 to 1998, Mr. Tsirigakis was the Vice-President and Technical Director of Konkar Shipping Agencies S.A. of Athens, after having served as Konkar's Technical Director from 1984 to 1991, which at the time managed 16 drybulk carriers, multi-purpose vessels and tanker/combination carriers. From 1982 to 1984, Mr. Tsirigakis was the Technical Manager of Konkar's affiliate, Arkon Shipping Agencies Inc. of New York, a part of the Archirodon Construction Group. He is a member of the Technical Committee (CASTEC) of Intercargo, the International Association of Dry Cargo Shipowners, and of the Technical Committees of Classification Societies. Mr. Tsirigakis received his Masters and B.Sc. in Naval Architecture from The University of Michigan, Ann Arbor and has three years of seagoing experience. Mr. Tsirigakis formerly served on the board of directors of Dryships Inc., a company listed on the Nasdaq Global Select Market which provides international seaborne transportation services carrying various dry-bulk cargoes.

Tom Søfteland serves and has served since our inception as a member of our board of directors. He served as a member of Star Maritime's board of directors since its inception. Since October 1996, he has been the Chief Executive Officer of Capital Partners A.S. of Bergen, Norway, a financial services firm that he founded and which specializes in shipping and asset finance. From 1990 to October 1996, he held various positions at Industry & Skips Banken, ASA, a bank specializing in shipping, most recently as its Deputy Chief Executive Officer. Mr. Søfteland received his B.Sc. in Economics from the Norwegian School of Business and Administration (NHH).

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

Koert Erhardt serves and has served since our inception as a member of our board of directors. He served as a member of Star Maritime's board of directors since its inception. From September 2004 to December 2004, he served as the Chief Executive Officer and a member of the board of directors of CC Maritime S.A.M., an affiliate of the Coeclerici Group, an international conglomerate whose businesses include shipping and transoceanic transportation of drybulk materials. From 1998 to September 2004, he served as General Manager of Coeclerici Armatori S.p.A. and Coeclerici Logistics S.p.A., affiliates of the Coeclerici Group, where he created a shipping pool that commercially managed over 130 vessels with a carrying volume of 72 million tons and developed the use of Freight Forward Agreement trading as a hedging mechanism to the pool's exposure and positions. From 1994 to 1998, he served as the General Manager of Bulkitalia, a prominent shipping concern which at the time owned and operated over 40 vessels. From 1990 to 1994, Mr. Erhardt served in various positions with Bulk Italia. From 1988 to 1990, he was the Managing Director and Chief Operating Officer of Nedlloyd Drybulk, the drybulk arm of the Nedlloyd Group, an international conglomerate whose interests include container ship liner services, tankers, oil drilling rigs, pipe laying vessels and ship brokering. Mr. Erhardt received his Diploma in Maritime Economics and Logistics from Hogere Havenen Vervoersschool (now Erasmus University), Rotterdam, and received his MBA International Executive Program at INSEAD, Fontainebleau, France. Mr. Erhardt has also studied at the London School of Foreign Trade.

Milena Pappas has serves and has served since October 1, 2009 as a member of our board of directors.  Milena Pappas is the daughter of the Chairman of the Board, Mr. Petros Pappas.  Since 2008, Ms. Pappas has served as a chartering broker.  Ms. Pappas also serves as a consultant in the commercial department of Interchart Shipping Inc., a company affiliated with the Oceanbulk Group, a group of companies founded by Mr. Petros Pappas.  From 2006 until the end of 2007, Ms. Pappas worked for Oceanbulk Maritime S.A., a company affiliated with the Oceanbulk Group, in its financial and analyst departments.  From 2004 to 2005, she served as a trainee with both Merrill Lynch in its private wealth department and with the CoeClerici Group in its risk management department. In 2004, while at Merrill Lynch, she assisted in the foundation of the "Women's Milestones" program.  In 2005, Ms. Pappas received a bachelor of arts degree from Cornell University, N.Y. and in 2007 she received a master of science (MSc) in Shipping, Trade and Finance from Cass University, London.

B.           Compensation of Directors and Senior Management

For the year ended December 31, 2010, Prokopios Tsirigakis, our former Chief Executive Officer and President, and George Syllantavos, our Chief Financial Officer and Secretary, received aggregate compensation from the Company in the amount of $516,891 and $357,110, respectively.  Mr. Tsirigakis was succeeded as Chief Executive Officer and President by Mr. Spyros Capralos as of February 7, 2011.  Non-employee directors of Star Bulk receive an annual cash retainer of $15,000, plus a fee of $1,000 for each board and committee meeting attended, including meetings attended telephonically. The chairman of the audit committee receives an additional $7,500 per year and each chairman of our other standing committees will receive an additional $5,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. We do not have a retirement plan for our officers or directors. During the third quarter of 2010 two of our non-executive directors received an amount of $30,000 each for participating in a special committee.  The table below summarizes the fees of the board of directors for the year ended December 31, 2010.

In Dollars
Prokopios Tsirigakis	-
George Syllantavos	5,000
Petros Pappas	23,000
Tom Softeland	67,500
Peter Espig	53,000
Koert Erhardt	35,000
Milena Pappas	23,000
206,500

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

In 2007, we adopted the 2007 Equity Incentive Plan and reserved for issuance 2,000,000 shares of our common stock under that plan.  The terms and conditions of the 2007 Equity Incentive Plan are substantially similar to those of the 2010 Equity Incentive Plan.  All of the shares that were reserved for issuance under the 2007 Equity Incentive Plan were issued and those grants remain in full force and effect.

Pursuant to the 2007 and 2010 Equity Incentive Plans, we have issued the following securities:

•
On December 3, 2007, 90,000 restricted non-vested common shares to Prokopios (Akis) Tsirigakis, our former President and Chief Executive Officer, subject to applicable vesting of 30,000 common shares on each of July 1, 2008, 2009 and 2010;

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

•
.On October 20, 2010, an aggregate of 1,070,000 restricted non-vested common shares to the members of our board of directors and 140,000 restricted non-vested common shares to all of our employees.  All of these shares vested on December 31, 2010

As of March 21, 2011, 309,400 shares of our common stock were available for issuance under the 2010 Equity Incentive Plan.

C.           Board Practices

Our board of directors is divided into three classes with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The initial term of our board of directors is as follows:

•	The term of the Company's Class A directors expires in 2011;

•	The term of Class B directors expires in 2012; and

•	The term of Class C directors expires in 2013.

Employment and Consultancy Agreements

In 2007, Star Bulk Management entered into an employment agreement, as amended, with Mr. Prokopios Tsirigakis, our former President and Chief Executive Officer, for work performed for Star Bulk. In 2007, Star Bulk also entered into a separate consulting agreement with a company owned and controlled by Mr. Tsirigakis for work performed for by him outside of Greece.  Each of these agreements had a term of three years.  Under the employment agreement Mr. Tsirigakis received an annual base salary of €80,000, that was subject to increase based on annual review by the compensation committee of our board of directors. Under the consulting agreement, the company controlled by Mr. Tsirigakis received an annual consulting fee of €370,000, a discretionary bonus and additional incentive compensation as determined annually by the compensation committee of our board of directors and a monthly car allowance in the amount of €1,500, all of which were in addition to any grant of shares as part of the annual incentive compensation program.

On February 7, 2011, Mr. Tsirigakis was succeeded by Mr. Spyros Capralos as our President and Chief Executive Officer.  Pursuant to the agreements, Mr. Tsirigakis received a payment from us upon this succession and is prohibited for a period of three months after the end of his employment from participating in business activities with publicly traded companies in competition with us.

Star Bulk Management has entered into employment agreements with Mr. Spyros Capralos in February 2011 and Mr. George Syllantavos in 2007 for work performed for Star Bulk.  Star Bulk has also entered into separate consulting agreements with companies owned and controlled by Mr. Capralos in February 2011 and Mr. Syllantavos in 2007, respectively, for work performed for by them outside of Greece.  Each of these agreements has a term of three years unless terminated earlier or renewed in accordance with the terms of such agreements.  Under their employment agreements, Messrs. Capralos and Syllantavos will each receive an annual base salary which is subject to increase based on annual review by the compensation committee of our board of directors. Under the consulting agreements, each company controlled by Messrs. Capralos and Syllantavos is entitled to receive an annual consulting fee. Messrs. Capralos and Syllantavos will also receive additional incentive compensation as determined annually by the compensation committee of our board of directors, In accordance with the terms and subject to the conditions of their respective consultancy agreements. Under the terms of our consultancy agreement with a company controlled by Mr. Capralos, he is entitled to receive a minimum incentive award of 140,000 common shares, subject to the terms and conditions of the consultancy agreement.

Pursuant to the agreements, Messrs. Capralos and Syllantavos may engage in other business activities with companies in the international shipping industry provided that such companies are not publicly traded drybulk shipping companies. Messrs. Capralos and Syllantavos will be prohibited for a period of three months after the termination of their employment from participating in business activities with publicly traded companies in competition with Star Bulk unless they obtain Star Bulk's prior written consent.

Messrs. Capralos and Syllantavos are also entitled to receive benefits under each of their consultancy agreements with Star Bulk, including, receipt of annual bonuses and discretionary bonuses to be determined by our board of directors in its sole discretion, stock options and other equity grants pursuant to the our equity incentive plan and a monthly car allowance.

Messrs. Capralos and Syllantavos are entitled to severance payments upon the termination of their respective positions.  In the event they are terminated without cause, Messrs. Capralos and Syllantavos will each receive under their respective employment and consultancy agreements all accrued and unpaid salary through the date of termination, an amount equal to two times their annual salary plus the average of their annual incentive awards for each of the three years preceding the year of the termination and a pro rata bonus for the year in which the termination occurs.  Mr. Tsirigakis, our former Chief Executive Officer and President received a severance payment from us when he was succeeded by Mr. Capralos as of February 7, 2011 pursuant to the terms of his employment and consultancy agreements with the Company.

Officers of Star Bulk will be eligible to receive discretionary bonus awards and/or awards under Star Bulk's equity incentive plan in such amounts, if any, as determined by the board of directors of Star Bulk, in its sole discretion. In making such determinations, Star Bulk's board of directors will consider the then prevailing operations and financial condition of Star Bulk, including any contingencies that are then known, as well as the amount of compensation paid to similarly situated officers of other companies in the seaborne transportation industry.

Committees of the Board of Directors

Our audit committee is responsible for, among other things, (i) reviewing our accounting controls, (ii) making recommendations to the board of directors with respect to the engagement of our outside auditors and (iii) reviewing all related party transactions for potential conflicts of interest and all those related party transactions and subject to approval by our audit committee.  Our compensation committee, which is comprised of three directors, two of which are independent, is responsible for, among other things, recommending to the board of directors our senior executive officers' compensation and benefits.  Our nominating and corporate governance committee, which is comprised of two independent directors, is  responsible for, among other things, recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. Shareholders may also nominate directors in accordance with procedures set forth in our amended and restated bylaws.

The members of the audit, compensation and nominating and corporate governance committees are Mr. Tom Softeland, who also serves as the chairman of our audit committee, Mr. Koert Erhardt who also acts as the chairman of our nominating and corporate governance committee, and Mr. George Syllantavos who serves only on the compensation committee and acts as its chairman.

D.           Employees

As of December 31, 2010 and March 21, 2011, we had 31 employees, including our Chief Executive Officer and Chief Financial Officer, of which 29 employees, were engaged in the day to day management of the vessels in our fleet.

As of December 31, 2009 and 2008, we had 31 and 22 employees, respectively, including our Chief Executive Officer and Chief Financial Officer, of which 29 and 20 employees, respectively, were engaged in the day to day management of the vessels in our fleet.

E.            Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see Item 7 "Major Shareholders and Related Party Transactions."

Item 7.   Major Shareholders and Related Party Transactions

A.           MAJOR SHAREHOLDERS

The following table presents certain information as of March 29, 2011 regarding the ownership of our shares of common stock with respect to each shareholder, who we know to beneficially own more than five percent of our outstanding shares of common stock, and our directors.

Beneficial Owner	Shares of common stock
	Amount (1)	Percentage (1)

Petros Pappas	8,472,094	13.4%
Giovine Capital Group LLC (2)	7,660,227	12.1%
F5 Capital (3)	3,803,481	6.0%
Prokopios Tsirigakis	2,000,999	3.3%
George Syllantavos	972,515	1.5%
Koert Erhardt	783,471	1.2%
Tom Softeland	435,135	* %
Peter Espig	333,452	* %
Milena Pappas	170,000	* %

(1)	Percentage amounts based on 63,410,360 shares of our common stock outstanding as of March 29, 2011.

(2)	Information derived from the Schedule 13G/A of Giovine Capital Group LLC which was filed with the Commission on January 7, 2011.

(3)
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

B.           Related Party Transactions

Oceanbulk Maritime, S.A., a related party, has paid for certain expenses on behalf of Star Maritime. Star Bulk's director Mr. Petros Pappas is also the Honorary Chairman of Oceanbulk, a ship management company of drybulk vessels.  Star Bulk's former Chief Executive Officer, Mr. Prokopios (Akis) Tsirigakis, as well as its officer Mr. Christos Anagnostou had been employees of Oceanbulk until November 30, 2007.   We also paid to Oceanbulk a brokerage commission in the amount of $660,000 in connection with the sale of Star Beta in 2010.  As of December 31, 2010 we did not had an outstanding receivable balance with Oceanbulk Maritime, S.A.

Interchart Shipping Inc. or Interchart, a company affiliated with Oceanbulk, a company controlled by our Chairman, acts as a chartering broker for all of the Company's vessels except for the vessel Star Kappa.  As of December 31, 2010 Star Bulk had an outstanding liability of $454,396 to Interchart. During the year ended December 31,2010the brokerage commission of 1.25% on charter revenue paid to Interchart amounted $1,539,898 and is included in "Voyage expenses" in the consolidated statements of operations.

On July 10, 2007, we entered into separate employment agreements with each of Mr. Tsirigakis and Mr. Syllantavos to employ them as our Chief Executive Officer and President, and our Chief Financial Officer and Secretary, respectively.  Each of these agreements has a term of three years unless terminated earlier in accordance with their respective terms. Each of these agreements provides for an annual salary and additional incentive compensation as determined annually by the compensation committee of our board of directors.  The aggregate related expenses for 2010 were $199,500 and are included in general and administrative expenses in the consolidated statement of operations.

On October 3, 2007, we also entered into separate consulting agreements with companies owned and controlled by our Chief Executive Officer and Chief Financial Officer respectively. Each of these agreements has a term of three years unless terminated earlier in accordance with the terms of such agreements. Under the consulting agreements, each company controlled by Messrs. Tsirigakis and Syllantavos received an annual consulting fee  Messrs. Tsirigakis and Syllantavos received incentive compensation as determined annually by the compensation committee of our board of directors.  The aggregate related expenses for 2010 were $874,001 and are included in general and administrative expenses in the consolidated statement of operations.

On February 2, 2011, we entered into an agreement with Mr. Tsirigakis relating to his employment with the Company. On February 7, 2011, Mr. Tsirigakis was succeeded by Mr. Spyros Capralos as our Chief Executive Officer and President.  Mr. Tsirigakis received a severance payment from the Company pursuant to the terms and subject to the conditions of his employment and consultancy agreements with the Company.

On February 28, 2011, we entered into an employment agreement with Mr. Capralos to employ him as our Chief Executive Officer and President.  This agreement has a term of three years unless terminated earlier in accordance with its terms. Under the employment agreement, Mr. Capralos is entitled to receive an annual salary and additional incentive compensation as determined annually by the compensation committee of our board of directors.

On February 28, 2011, we also entered into a separate consulting agreement with a company owned and controlled by Mr. Capralos.  This agreement has a term of three years unless terminated earlier in accordance with its terms. Under the consulting agreement, the company controlled by Mr. Capralos is entitled to receive an annual consulting fee. Mr. Capralos will also receive additional incentive compensation as determined by the compensation committee of our board of directors.

Messrs. Capralos and Syllantavos are also subject to non-competition and non-solicitation covenants during the terms of their employment and consultancy agreements and for a period of three months following termination for any reason.  The expenses related to these agreements will be included in general and administrative expenses in the consolidated statement of operations.

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

See Item 18. "Financial Statements."

Legal Proceedings

In 2011, all arbitration proceedings between the charterers of the Star Alpha and us and between the charterers and third parties have been discontinued pursuant to a settlement agreement with the charterers and the sub-charterers. Each party has been released from the proceedings and claims have been waived.  An amount of $2.1 million under "Loss on bad debts" in our consolidated statements of operations is associated with a write-off of this charterer's balance.

We commenced an arbitration proceeding as complainant against Oldendorff Gmbh & Co. KG of Germany, or Oldendorff, seeking damages resulting from Oldendorff's repudiation of a charter relating to the Star Beta. The Star Beta had been time chartered by a subsidiary of the Company to Industrial Carriers Inc. of Ukraine, or ICI.  Under that time charter, ICI was obligated to pay a gross daily charterhire rate of $106,500 until February 2010. In January 2008, ICI sub-chartered the vessel to Oldendorff for one year at a gross daily charterhire rate of $130,000 until February 2009. In October 2008, ICI assigned its rights and obligations under the sub-charter to one of our subsidiaries in exchange for ICI being released from the remaining term of the ICI charter. Oldendorff notified us that it considers the assignment of the sub-charter to be an effective repudiation of the sub-charter by ICI.  ICI subsequently filed an application for protection from its creditors in a Greek insolvency proceeding which was dismissed. ICI 's appeal was also dismissed.  In August 2010, we arrested the ship Sophie Oldendorff in South Africa on an associate ship basis, as security for the above claims and security was provided. We believe that the assignment was valid and that Oldendorff has erroneously repudiated the sub-charter.  An arbitration hearing has been scheduled for April 2011.

Vinyl Navigation Inc., which is acting for and on behalf of the Company, commenced arbitration proceedings against TMT Bulk Corp., or TMT Bulk, for repudiatory breach of the charterparty due to the nonpayment of charterhire related to the Star Ypsilon. Vinyl Navigation Inc. pursued an award for such nonpayment of charterhire and an award for the loss of charterhire for the remaining period of the charterparty. During 2010, we received an aggregate of $24.30 million for full and final settlement of this claim.

During the fourth quarter of 2009 we commenced an arbitration proceeding against Ishaar Overseas FZE of Dubai, or Ishaar, for repudiatory breach of the charterparty due to the nonpayment of charterhire related to the Star Epsilon.  The Company has commenced an arbitration proceeding against Ishhar for repudiatory breach of the charterparty due to the nonpayment of charterhire related to the Star Kappa.  Both the Company and Ishaar have appointed arbitrators and the Company has filed claim submissions against the charterers Ishaar.  In the fourth quarter of 2010, we commenced additional arbitration proceedings against the parent company of Ishhar, Bhatia International Limited ("Bhatia"), on the grounds that Ishhar acted as an agent for the undisclosed principal Bhatia.  In December 2010 we arrested the vessel Harkripa in South Africa on an associate ship basis as security for the claim of Star Epsilon and the vessel remains arrested.   A hearing to set aside the arrest order filed by Fleetmar, the registered owners of the vessel Harkripa, is scheduled for March 29, 2011.

During third quarter of 2010 we commenced arbitration proceedings with Dieulemar over a dispute with the charterers of the Star Beta.  The dispute concerns (i) breach of the charterparty by Dieulemar and resulting damages incurred by us due to the late delivery of such vessel, which was delivered after the applicable redelivery date under that charterparty, and (ii) such charterers' allegations that the vessel's performance did not meet the requirements set forth in the charterparty.  The arbitration proceedings are developing and security has been provided.

On February 18, 2011, we received a letter from KLC, the charterer of the Star Gamma, notifying us of the commencement of rehabilitation proceedings of KLC in Korea and the related schedule for making claims against KLC in those proceedings. The receivers for KLC terminated the charterparty on March 9, 2011. The charter with KLC had an initial term that ends in December 2011. Currently, KLC owes us approximately $1.8 million in charterhire.  We have asserted liens against KLC in respect of certain amounts due to KLC under sub-charters relating to the Star Gamma.  Letters setting out our claims for due hire and damages have been sent to the Seoul Court handling the rehabilitation proceedings of KLC. The disposition of the claims for the due amounts will determined by the Korea Court at a future date.

On September 29, 2010 we agreed with a third party to sell a 45% interest in the future proceeds related to the settlement of certain of the commercial claims for $5 million which is included under "Other operating income" in the accompanying consolidated statements of operations. This amount was collected in October 2010.

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

Dividend Policy

Under the terms of our waiver agreements with our lenders, payment of dividends and repurchases of our shares are subject to the prior written consent of our lenders. Please see "– Senior Secured Credit Facilities."  We previously paid regular dividends on a quarterly basis from our operating surplus, in amounts that allowed us to retain a portion of our cash flows to fund vessel or fleet acquisitions, and for debt repayment and other corporate purposes, as determined by our management and board of directors. The declaration and payment of dividends will be subject at all times to the discretion of our board of directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends, or if there is no surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

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

With the consent of our lenders, (i) in February 2010, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ending December 31, 2009 that was paid on March 12, 2010 to shareholders of record as of March 8, 2010, (ii) in May 2010, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ending March 31, 2010 that was paid on June 4, 2010 to shareholders of record on May 31, 2010,  (iii) in August 2010, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ending June 30, 2010 that was paid on August 30, 2010 to shareholders of record as of August 25, 2010, (iv) in November 2010, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ending September 30, 2010 that was paid on December 3, 2010 to shareholders of record as of November 30, 2010 and (v) in February 2011, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ending December 31, 2010 that was paid on March 10, 2010 to shareholders of record as of March 4, 2011.

B.           Significant Changes.

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report.

Item 9.  The Offer and Listing

A.           Offer and Listing Details

The Company's common stock is traded on the Nasdaq Global Select Market under the symbol "SBLK."  The following table sets forth, for the five most recent fiscal years, the high and low prices for the common stock on the Nasdaq Global Select Market.

COMMON STOCK

Fiscal year ended December 31,	High	Low
2010	$3.20	$2.24
2009	$5.37	$1.21
2008	$14.34	$1.80
2007	$14.05	$9.86
2006	$10.16	$9.45

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the common stock on the Nasdaq Global Select Market.

Fiscal year ended December31, 2010	High	Low
1st Quarter ended March 31, 2010	$3.20	$2.53
2nd Quarter ended June 30, 2010	$2.99	$2.42
3rd Quarter ended September 30, 2010	$2.94	$2.24
4th Quarter ended December 31, 2010	$3.17	$2.67

Fiscal year ended December 31, 2009	High	Low
1st Quarter ended March 31, 2009	$3.34	$1.21
2nd Quarter ended June 30, 2009	$5.37	$2.29
3rd Quarter ended September 30, 2009	$3.97	$3.18
4th Quarter ended December 31, 2009	$3.65	$2.69

The following table sets forth, for the most recent six months, the high and low prices for the common stock on the Nasdaq Global Select Market.

	High	Low
March 2011*	2.59	2.36
February 2011	2.60	2.40
January 2011	2.79	2.59
December 2010	3.07	2.67
November 2010	3.17	2.80
October 2010	2.92	2.77
September 2010	2.91	2.84

*Through March 28, 2011

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

On November 23, 2009 at our annual meeting of shareholders, our shareholders voted to approve an amendment to our Amended and Restated Articles of Incorporation as set forth below that would grant the Chairman of our Board of Directors a tie- breaking vote in the event the Board vote is evenly split or deadlocked on a matter presented for vote. The BCA did not provide for granting the Chairman a tie-breaking vote where, as in the Company's case, there is only one class of shares outstanding.  The Board deferred authorizing the necessary actions to effect such amendment to our Amended and Restated Articles of Incorporation until such time as the BCA has been amended to permit such amendment. The BCA was subsequently amended to permit such amendment.  Accordingly, we intend to file Third Amended and Restated Articles of Incorporation which shall include the following provision:

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

The form of Third Amended and Restated Articles of Incorporation is field as Exhibit 1.1 to this Annual Report on Form 20-F.

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

C.           Material Contracts

We have entered into four credit facilities with Commerzbank A.G., Credit Agricole Corporate and Investment Bank and Piraeus Bank, as agent and as lender. For a discussion of our term loan facilities, please see the section of this annual report entitled "Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."  We have no other material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party.

D.           Exchange Controls

Under Marshall Islands and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E.           Taxation

The following is a discussion of the material Marshall Islands and U.S. federal income tax regimes relevant to an investment decision with respect to our common stock.

U.S. Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, or the "Code", existing and proposed regulations promulgated thereunder by the U.S. Department of the Treasury, or the "Treasury Regulations," administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report, and all of which are subject to change, possibly with retroactive effect.

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

After the completion of the Redomiciliation Merger, the shareholders of Star Maritime owned less than 80% of the Company. Star Maritime received an opinion of its counsel, Seward & Kissel LLP or "Seward & Kissel", that Star Bulk should not be subject to Section 7874(b) after the Redomiciliation Merger. Based on the structure of the Redomiciliation Merger, the Company believes that it is not subject to U.S. federal income tax as a U.S. domestic corporation on its worldwide income for taxable years after the Redomiciliation Merger. However, there is no authority directly addressing the application of Section 7874(b) to a transaction such as the Redomiciliation Merger where shares in a foreign corporation, such as the Company, are issued concurrently with (or shortly after) a merger. In particular, since there is no authority directly applying the "series of related transactions" or "plan" provisions to the post-acquisition stock ownership requirements of Section 7874(b), there is no assurance that the IRS or a court will agree with Seward & Kissel's opinion on this matter. Moreover, Star Maritime has not sought a ruling from the IRS on this point. Therefore, there is no assurance that the IRS would not seek to assert that the Company is subject to U.S. federal income tax on its worldwide income after the Redomiciliation Merger, although the Company believes that such an assertion should not be successful.

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

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. We are not permitted by law to engage in transportation that gives rise to 100% U.S. source shipping income. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived entirely from sources outside the United States will not be subject to U.S. federal income tax.

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

The IRS has recognized the Marshall Islands, our country of incorporation and the country of incorporation of our ship-owning subsidiaries, as "qualified foreign countries." Accordingly, we satisfy the Country of Organization Requirement.

Therefore, our eligibility for exemption under Section 883 of the Code is wholly dependent upon being able to satisfy one of the stock ownership requirements.

The Treasury Regulations provide that stock of a foreign corporation will be considered to be "primarily traded" on an "established securities market" if the number of shares of each class of stock that are traded during any taxable year on all "established securities markets" in that country exceeds the number of shares in each such class that are traded during that year on "established securities markets" in any other single country. Our common stock is "primarily traded" on the Nasdaq Global Select Market.

Under the Treasury Regulations, our common stock will be considered to be "regularly traded" on an "established securities market" if one or more classes of our common stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the "listing requirement."  Since our common stock is listed on the Nasdaq Global Select Market, we will satisfy the listing requirement.

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

For the 2010 taxable year, we were not subject to the 5% Override Rule and, therefore, we believe that we satisfied the Publicly-Traded Test.  Accordingly, we believe that we were exempt from U.S. federal income tax on our U.S. source shipping income for the 2010 taxable year, and we intend to take this position on our 2010 U.S. federal income tax return.  However, there is no assurance that we will continue to qualify for the benefits of Section 883 of the Code for any future taxable year.

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

U.S. Federal Income Taxation of Holders of Common Stock

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

U.S. Federal Income Taxation of U.S. Holders

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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, which we refer to as a "U.S. Individual Holder," will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates (through 2012) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market, on which our common stock is listed); (2) we are not a "passive foreign investment company" for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) certain other conditions are met. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude our dividends from qualifying for such preferential rates prospectively from the date of its enactment. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

Sale, Exchange or other Disposition of Common Stock

Assuming we do not constitute a "passive foreign investment company", or "PFIC", for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such common stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period in such common stock is greater than one year at the time of the sale, exchange or other disposition. Otherwise, such capital gain or loss will be treated as short-term capital gain or loss. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Individual Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a "passive foreign investment company" for U.S. federal income tax purposes. In general, we will be treated as a passive PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held our common stock, either:

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income, which we refer to as "passive assets."

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

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received by the Electing Holder from us. The Electing Holder's adjusted tax basis in the common stock would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits previously taxed would result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any taxable year that our company is a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If we became aware that we were to be treated as a PFIC for any taxable year, we intend to provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our common stock is treated as "marketable stock," a U.S. Holder could make a "mark-to-market" election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such U.S. Holder's adjusted tax basis in the common stock. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder's tax basis in its common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

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

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that taxable year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common stock (other than a foreign partnership) that is not a U.S. Holder is referred to herein as a "Non-U.S. Holder."

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on dividends received from us with respect to our common stock, unless that income is "effectively connected" with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to those dividends, that income is subject to U.S. federal income tax only if attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•
the gain is "effectively connected" with a trade or business conducted by the Non-U.S. Holder in the United States. If the Non-U.S. Holder is entitled to the benefits of a U.S. income tax treaty with respect to that gain, that gain is subject to U.S. federal income tax only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If a Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, income from the common stock, including dividends and gain from the sale, exchange or other disposition of the common stock, that is "effectively connected" with the conduct of that trade or business will generally be subject to U.S. federal income tax in the same manner as discussed in the previous section relating to the U.S. federal income taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the "effectively connected" income, subject to certain adjustments, may be subject to an additional "branch profits" tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

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

If a stockholder sells its common stock to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. "backup withholding" and information reporting unless you certify, under penalties of perjury, that you are a non-U.S. person or you otherwise establish an exemption. If a stockholder sells its common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid outside the United States, then information reporting and "backup withholding" generally will not apply to that payment. However, U.S. information reporting requirements, but not "backup withholding", will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a stockholder sells its common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

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

Our interest expense for the year ended December 31, 2010 was $5.6 million (including deferred finances fees).  Our estimated interest expense for the year ending December 31, 2011is expected to be $5.9 million (including deferred finance fees).  Our interest expense estimate is based on the amount of our outstanding borrowings under our term loan facilities as of December 31, 2010 and the new loan facility signed in January 2011, and the weighted average interest rate of our term loan facilities for the year ended December 31, 2010, which amounted to 2.66%.  Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points will increase our interest expense for the year ending December 31, 2011 by $2.3 million assuming the same debt profile throughout the year.

The following table sets forth the sensitivity of loans in millions of Dollars to a 100 basis points increase in LIBOR during the next five years:

For the year ending December 31,	Estimated amount of interest expense	Estimated amount of interest expense after an increase of 100 basis points	Sensitivity

2011	5.9	8.2	2.3
2012	6.0	8.3	2.3
2013	5.2	7.2	2.0
2014	4.1	5.6	1.5
2015	2.9	4.0	1.1

Currency and Exchange Rates

We generate all of our revenues in Dollars and operating expenses in currencies other than the Dollar are approximately 32% of total operation expenses. Further, 68% of our general and administrative expenses, excluding expenses of $6.5 million relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees, including consulting fees, salaries and traveling expenses were incurred in Euros. For accounting purposes, expenses incurred in Euros are converted into Dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the Dollar and the Euro, which could affect the amount of net income that we report in future periods. As of December 31, 2010, the effect of a 1% adverse movement in Dollar/Euro exchange rates would have resulted in an increase of $60,624 and $58,469 in our general and administrative expense and our operating expenses, respectively. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. The use of financial derivatives, including foreign exchange forward agreements, would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

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

During the years ended December 31, 2010 and 2009, we entered into a limited number of FFAs on the Capesize and Panamax indexes.  The FFAs are intended to serve as an approximate hedge for our vessels trading in the spot market for 2009, 2010, effectively locking-in the approximate amount of revenue that we expect to receive from such vessels for the relevant periods. Our FFAs do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in the accompanying consolidated statements of operations.  As all of our FFAs are settled on a daily basis through London Clearing House (LCH), the fair value of these instruments as of December 31, 2010 was $0.  During the years ended December 31, 2010 and 2009, the loss from FFAs amounted to $2.1 million and $2.4 million, respectively.  As of December 31, 2010, we had no open positions on FFAs.

Bunker swap agreements

Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. Our bunker swaps are traded as a derivative on the over-the-counter (OTC) market. During 2009 and 2010, we entered into several bunker swaps contracts up to December 31, 2011. As of December 31, 2010, we had no open positions on bunkers swaps.

During the year ended December 31, 2010 and 2009 loss/gain from bunker swaps amounted to $0.005 million (loss) and $0.3 million (gain).

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures

(a)           Disclosure Controls and Procedures

As of December 31, 2010, our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation pursuant to Rule 13a-15(b) and 15d-15 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the design and operation of our disclosure controls and procedures. Our management, including our chief executive and chief financial officer, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the partnership have been detected. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

However, based on this evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2010, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

(b)           Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer, and carried out by our board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with US GAAP. Our internal control over financial reporting includes policies and procedures that:

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

Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2010 is effective.

(c)           Attestation Report of the Registered Public Accounting Firm

Deloitte, Hadjipavlou Sofianos & Cambanis S.A., our independent registered public accounting firm, as auditors of the consolidated financial statements of the Company for the year ended December 31, 2010, has also audited the effectiveness of our internal control over financial reporting as stated in their audit report which is included below.

(d)           Changes in Internal Control over Financial Reporting

There were no other changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Management, including our Chief Executive Officer and the Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Star Bulk Carriers Corp.
Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Star Bulk Carriers Corp. and subsidiaries (the "Company") as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated March 29, 2011 expressed an unqualified opinion on those financial statements.

/s/ Deloitte.
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
March 29, 2011

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

Item 16C.  Principal Accountant Fees and Services

Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., Certified Auditors Accountants S.A, or Deloitte, have audited our annual consolidated financial statements acting as our Independent Registered Public Accounting Firm for the fiscal years ended December 31, 2007, 2008, 2009 and 2010.

The table below sets forth the total fees for the services performed by Deloitte in 2008, 2009 and 2010, and breaks these amounts by category of services.

(In thousands of Dollars)	2009	2010
Audit fees	738	411
Audit-related fees	-	83
Tax fees	-	-
All other fees	-	-
Total fees	738	494

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

Not Applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

Item 16F.  Change in Registrants Certifying Accountant

Not Applicable.

Item 16G.  Corporate Governance

As a foreign private issuer, we are permitted to follow home country practices in lieu of certain Nasdaq corporate governance requirements. We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands.  We are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices and the establishment and composition of an audit committee and a formal written audit committee charter. The practices we follow in lieu of Nasdaq's corporate governance requirements are as follows:

•
Our board of directors is comprised of directors a majority of whom are independent; however, we cannot assure you that in the future we will have a majority of independent directors.  Our board of directors does not hold annual meetings at which only independent directors are present.

•
Consistent with Marshall Islands law requirements, in lieu of obtaining an independent review of related party transactions for conflicts of interests, our amended and restated bylaws require any director who has a potential conflict of interest to identify and declare the nature of the conflict to the board of directors at the next meeting of the board of directors. Our code of ethics and amended and restated bylaws additionally provide that related party transactions must be approved by a majority of the independent and disinterested directors.  If the votes of such independent and disinterested directors are insufficient to constitute an act of the Board then the related party transaction may be approved by a unanimous vote of the disinterested directors.

•	In lieu of obtaining shareholder approval prior to the issuance of designated securities, we plan to obtain the approval of our board of directors for such share issuances.

•
In lieu of an audit committee comprised of a minimum of three directors all of which are independent and a compensation committee comprised solely of independent directors, our audit committee consists of two independent directors and our compensation committee consists of an executive director and two independent directors.

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

Other than as noted above, we are in full compliance with applicable Nasdaq corporate governance standard requirements for U.S. domestic issuers.

PART III

Item 17.  Financial Statements

See Item 18. "Financial Statements."

Item 18.  Financial Statements

The following consolidated financial statements, beginning on page F-1, together with the report of Deloitte thereon, are filed as a part of this report.

Item 19.	Exhibits

Number	Description of Exhibition

1.1	Form of Third Amended and Restated Articles of Incorporation of Star Bulk Carriers Corp.
1.2	Amended and Restated bylaws of the Company (1)
2.1	Form of Share Certificate (2)
2.2	Form of Warrant Certificate (3)
2.3	Form of 2007 Equity Incentive Plan (4)
2.4	2010 Equity Incentive Plan
2.5	Form of Warrant Agreement between American Stock Transfer & Trust Company and the Registrant (5)
2.6	Registration Rights Agreement (6)
4.1	Management Agreement with Combine Marine Inc. (7)
4.2	Master Agreement, as amended (8)
4.3	Supplemental Agreement (9)
4.4	Loan Agreement with Commerzbank AG dated December 27, 2007 (10)
4.5	First Supplemental Agreement with Commerzbank AG dated June 10, 2009
4.6	Second Supplemental Agreement with Commerzbank AG dated January 27, 2010
4.7	Loan Agreement with Piraeus Bank A.E. dated April 14, 2008 (11)
4.8	Amendment No. 1 to Loan Agreement with Piraeus Bank A.E. dated April 17, 2008 (12)
4.9	Amendment No. 2. to Loan Agreement with Piraeus Bank A.E. dated September 18, 2008 (13)
4.10	First Supplemental Agreement with Piraeus Bank A.E. dated May 7, 2009
4.11	Loan Agreement with Piraeus Bank A.E. dated July 1, 2008 (14)
4.12	Amending and Restating Agreement with Piraeus Bank A.E. dated May 25, 2009
4.13	First Supplemental Agreement with Piraeus Bank A.E. dated September 29, 2010
4.14	Waiver Agreement with Commerzbank AG dated March 12, 2009 (15)
4.15	Waiver Agreement with Piraeus Bank A.E., as Agent, dated March 10, 2009 (16)
4.16	Waiver Agreement with Piraeus Bank A.E. dated March 10, 2009 (17)
4.17	Amendment No. 1 to the Waiver Agreement with Commerzbank AG dated December 11, 2009 (18)
4.18	Loan Agreement with Commerzbank AG dated September 3, 2010
4.19	Loan Agreement with Credit Agricole Corporate and Investment Bank dated January 20, 2011
8.1	Subsidiaries of the Company
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm (Deloitte)
(1)	Incorporated by reference to Exhibit 3.1 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.
(2)	Incorporated by reference to Exhibit 4.1 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.
(3)	Incorporated by reference to Exhibit 4.3 of Star Maritime's Registration Statement (File No. 333-125662), which was filed with the Commission on October 26, 2005.
(4)	Incorporated by reference to Exhibit 10.2 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.
(5)	Incorporated by reference to Exhibit 4.4 of Star Maritime's Registration Statement (File No. 333-125662), which was filed with the Commission on June 9, 2005.
(6)	Incorporated by reference to Exhibit 10.13 of Star Maritime's Registration Statement (File No. 333-125662), which was filed with the Commission on June 9, 2005.
(7)	Incorporated by reference to Exhibit 10.16 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on May 24, 2007.
(8)	Incorporated by reference to Exhibit 10.19 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on October 12, 2007.
(9)	Incorporated by reference to Exhibit 10.11 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.
(10)	Incorporated by reference to Exhibit 4.5 of the Company's Annual Report for the year ended December 31, 2007 (File No. 001-33869), which was filed with the Commission on June 30, 2008.
(11)	Incorporated by reference to Exhibit 4.6 of the Company's Annual Report for the year ended December 31, 2007 (File No. 001-33869), which was filed with the Commission on June 30, 2008.
(12)	Incorporated by reference to Exhibit 4.7 of the Company's Annual Report for the year ended December 31, 2007 (File No. 001-33869), which was filed with the Commission on June 30, 2008.
(13)	Incorporated by reference to Exhibit 10.24 of the Company's Registration Statement on Form F-3 (File No. 333-153304), which was filed with the Commission on October 10, 2008.
(14)	Incorporated by reference to Exhibit 10.23 of the Company's Registration Statement on Form F-3 (File No. 333-153304), which was filed with the Commission on September 2, 2008.
(15)	Incorporated by reference to Exhibit 4.10 of the Company's Annual Report for the year ended December 31, 2008 (File No. 001-33869), which was filed with the Commission on April 16, 2009.
(16)	Incorporated by reference to Exhibit 4.11 of the Company's Annual Report for the year ended December 31, 2008 (File No. 001-33869), which was filed with the Commission on April 16, 2009.
(17)	Incorporated by reference to Exhibit 4.12 of the Company's Annual Report for the year ended December 31, 2008 (File No. 001-33869), which was filed with the Commission on April 16, 2009.
(18)	Incorporated by reference to Exhibit 4.13 of the Company's Annual Report for the year ended December 31, 2009 (File No. 001-33869), which was filed with the Commission on March 23, 2010.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Star Bulk Carriers Corp.
(Registrant)

Date March 30, 2011	By:	/s/ Spyros Capralos
	Name:	Spyros Capralos
	Title:	President and Chief Executive Officer

STAR BULK CARRIERS CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Star Bulk Carriers Corp.
Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Star Bulk Carriers Corp. and subsidiaries (the "Company") as of December 31, 2009 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Star Bulk Carriers Corp. and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 29, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte.
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
March 29, 2011

STAR BULK CARRIERS CORP.
Consolidated Balance Sheets
December 31, 2009 and 2010
(Expressed in thousands of U.S. dollars)
	2009	2010
ASSETS
Current Assets
Cash and cash equivalents	$40,142	$12,824
Restricted cash (Note 2h)	8,353	1,550
Trade accounts receivable	5,449	4,652
Inventories (Note 4)	982	1,094
Due from related parties (Note 3)	2,507	-
Due from managers	147	75
Derivative instruments (Note 16)	128	-
Accrued income	-	397
Prepaid expenses and other receivables	3,120	3,326
Total Current Assets	60,828	23,918

FIXED ASSETS
Advances for vessels under construction (Note 5)	-	43,473
Vessels and other fixed assets, net (Note 6)	668,698	610,817
Total Fixed Assets	668,698	654,290

OTHER NON-CURRENT ASSETS
Deferred finance charges	1,041	1,022
Derivative instruments (Note 16)	154	-
Restricted cash (Note 2h)	29,920	24,020
TOTAL ASSETS	$760,641	$703,250

LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt (Note 8)	$59,675	$33,785
Accounts payable	3,977	3,233
Due to related parties (Note 3)	336	603
Due to managers	-	55
Accrued liabilities (Note 12)	2,293	1,865
Deferred revenue	4,811	3,694
Total Current Liabilities	71,092	43,235

NON CURRENT LIABILITIES
Long term debt (Note 8)	187,575	171,044
Fair value of below market acquired time charter (Note 7)	1,812	452
Deferred revenue	847	203
Other non-current liability	58	64
TOTAL LIABILITIES	261,384	214,998

Commitments & Contingencies (Note 14)	-	-

Stockholders' Equity
Preferred Stock; $0.01 par value authorized 25,000,000 shares; none issued or outstanding at December 31, 2009 and 2010 (Note 9)	-	-
Common Stock, $0.01 par value, 300,000,000 and 300,000,000 shares authorized at December 31, 2009 and 2010, respectively; 61,104,760 and 63,410,360 shares issued and outstanding at December 31, 2009 and 2010, respectively (Note 9)	611	634
Additional paid in capital (Note 9)	483,282	489,770
Retained earnings/ (Accumulated deficit)	15,364	(2,152)
Total Stockholders' Equity	499,257	488,252
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$760,641	$703,250

The accompanying notes are an integral part of these consolidated financial statements

STAR BULK CARRIERS CORP Consolidated Statements of Operations For the years ended December 31, 2008, 2009 and 2010
(Expressed in thousands of U.S. dollars except for share and per share data)
	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2009	2010
REVENUES:
Voyage revenues	$238,883	$142,351	$121,042

EXPENSES/(INCOME):
Voyage expenses (Note 15)	3,504	15,374	16,839
Vessel operating expenses (Note 15)	26,198	30,168	22,349
Management fees	975	771	164
Management fees-related party	392	-	-
Drydocking expenses	7,881	6,122	6,576
Depreciation (Note 6)	51,050	58,298	46,937
Vessel impairment loss (Note 6)	3,646	75,208	34,947
(Gain)/Loss on derivative instruments (Note 16)	(251)	2,154	2,083
Gain on time charter agreement termination (Note 7)	(9,711)	(16,219)	-
Loss on time charter agreement termination (Note 7)	-	11,040	-
Other operating income (Note 14)	-	-	(26,648)
Loss on bad debts	-	-	2,131
General and administrative expenses	12,424	8,742	15,404
	96,108	191,658	120,782
Operating (loss)/profit	142,775	(49,307)	260

OTHER INCOME/(EXPENSES):
Interest and finance costs (Note 8)	(10,238)	(9,914)	(5,916)
Interest and other income	1,201	806	525
Total other income/(expense), net	(9,037)	(9,108)	(5,391)

Net income /(loss)	$133,738	$(58,415)	$(5,131)

Earnings/(loss) per share, basic (Note 10)	$2.55	$(0.96)	$(0.08)
Earnings/(loss) per share, diluted (Note 10)	$2.46	$(0.96)	$(0.08)

Weighted average number of shares outstanding, basic (Note 10)	52,477,947	60,873,421	61,489,162
Weighted average number of shares outstanding, diluted (Note 10)	54,447,985	60,873,421	61,489,162

The accompanying notes are an integral part of these consolidated financial statements

STAR BULK CARRIERS CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY
For the years ended December 31, 2008, 2009 and 2010
(Expressed in thousands of U.S. dollars except for share and per share data)
			Additional		Total
	Common Stock		Paid-in		stockholders'
	# of Shares	Par Value	Capital	Retained earnings/ (Accumulated deficit)	Equity

BALANCE, January 1, 2008	$42,516,433	$425	$368,454	$6,499	$375,378

Net income for the year ended December 31, 2008	$-	$-	$-	$133,738	$133,738
Warrants exercised	11,769,486	118	94,037	-	94,155
Warrants and common stock buyback	(1,247,000)	(12)	(13,437)	-	(13,449)
Issuance of common stock to TMT	803,481	8	18,938	-	18,946
Issuance of common stock to stockholders	4,255,002	42	7,617	(7,659)	-
Issuance of vested and non-vested shares and amortization of stock based compensation	315,000	3	3,983	-	3,986
Dividends declared and paid ($0.98 per share)	-	-	-	(52,614)	(52,614)
BALANCE, December 31, 2008	$58,412,402	$584	$479,592	$79,964	$560,140

Net loss for the year ended December 31, 2009	$-	$-	$-	$(58,415)	$(58,415)
Issuance of common stock to TMT	803,481	8	(8)	-	-
Issuance of common stock	818,877	8	1,877	-	1,885
Issuance of vested and non-vested shares and amortization of stock based compensation	1,070,000	11	1,821	-	1,832
Dividends declared and paid ($0.10 per share)	-	-	-	(6,185)	(6,185)

BALANCE, December 31, 2009	$61,104,760	$611	$483,282	$15,364	$499,257

Net loss for the year ended December 31, 2010	$-	$-	$-	$(5,131)	$(5,131)
Issuance of vested and non-vested shares and amortization of stock based compensation	2,305,600	23	6,488	-	6,511
Dividends declared and paid ($0.20 per share)	-	-	-	(12,385)	(12,385)

BALANCE, December 31, 2010	$63,410,360	$634	$489,770	$(2,152)	$488,252

The accompanying notes are an integral part of these consolidated financial statements

STAR BULK CARRIERS CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2008, 2009 and 2010
(Expressed in thousands of U.S. dollars)
	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2009	2010
Cash Flows from Operating Activities:
Net income/(loss)	$133,738	$(58,415)	$(5,131)
Adjustments to reconcile net income /(loss) to net cash provided by operating activities:
Depreciation	51,050	58,298	46,937
Amortization of fair value of above market acquired time charter	2,221	3,108	-
Amortization of fair value of below market acquired time charter	(82,754)	(8,843)	(1,360)
Amortization of deferred finance charges	234	350	329
Loss on time charter agreement termination	-	121	-
Vessel impairment loss	3,646	75,208	34,692
Stock- based compensation	3,986	1,832	6,511
Change in fair value of derivatives	(251)	(31)	282
Other non-cash charges	53	5	5
Loss on bad debts	-	-	2,131
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Restricted cash for forward freight and bunkers agreements	(2,486)	(3,267)	5,753
Trade accounts receivable	(3,379)	(2,070)	(1,334)
Inventories	(678)	294	(112)
Accrued income	-	-	(397)
Prepaid expenses and other receivables	(462)	(2,440)	(326)
Deposit on forward freight agreements	(2,514)	2,514	-
Due from related parties	(465)	(2,042)	2,507
Due from managers	(1,897)	1,870	72
Increase/(Decrease) in:
Accounts payable	864	2,946	(744)
Due to related parties	(324)	180	267
Accrued liabilities	2,455	(773)	(427)
Due to managers	-	-	55
Deferred revenue	7,710	(2,968)	(1,761)
Net Cash provided by Operating Activities	110,747	65,877	87,949

Cash Flows from Investing Activities:
Advances for newbuildings	-	-	(43,473)
Additions to vessel cost and other fixed assets	(413,457)	(49)	(44,090)
Cash paid for above market acquired time charter	(14,417)	-	-
Cash proceeds from vessel sale	16,579	19,129	20,342
Insurance proceeds	-	-	120
Decrease in restricted cash	-	-	7,600
Increase in restricted cash	(12,010)	(20,510)	(650)
Net cash used in Investing Activities	(423,305)	(1,430)	(60,151)

Cash Flows from Financing Activities:
Proceeds from bank loans	317,500	-	26,000
Loan repayment	(21,000)	(49,250)	(68,421)
Repurchase of shares and warrants	(13,449)	-	-
Proceeds from exercise of warrants	94,236	-	-
Proceeds from dividend reinvestment	-	1,885	-
Financing fees paid	(1,625)	(230)	(310)
Cash dividend	(52,614)	(6,185)	(12,385)
Net cash provided by/(used in) Financing Activities	323,048	(53,780)	(55,116)

Net increase/(decrease) in cash and cash equivalents	10,490	10,667	(27,318)
Cash and cash equivalents at beginning of year	18,985	29,475	40,142

Cash and cash equivalents at end of the year	$29,475	$40,142	$12,824
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest	9,378	9,206	5,489
Non-cash items: Issue of common stock at fair value for delivery of vessels	18,946	-	-
Fair value of below market acquired time charters	79,021	-	-
Issuance of common stock to stockholders (non-cash stock dividend)	7,659	-	-

The accompanying notes are an integral part of these consolidated financial statements

   STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
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

The accompanying consolidated financial statements as of and for the years ended December 31, 2008, 2009 and 2010 include the accounts of Star Bulk and its wholly owned subsidiaries.

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

On January 12, 2007, Star Maritime and Star Bulk entered into definitive agreements (the "Master Agreement") to acquire a fleet of eight drybulk carriers (the "Transaction") from certain subsidiaries of TMT Co. Ltd. ("TMT"), a shipping company headquartered in Taiwan. These eight drybulk carriers are referred to as the "initial fleet", or "initial vessels".  The aggregate purchase price specified in the Master Agreement for the initial fleet was $224,500 in cash and 12,537,645 shares of common stock of Star Bulk, issued on November 30, 2007.  The Company also agreed to issue to TMT an additional stock consideration of 1,606,962 common shares of Star Bulk in 2008 and 2009.  On July 17, 2008 the Company issued 803,481 shares out of additional stock consideration of 1,606,962 of common stock of StarBulk to TMT.  On April 28, 2009 the remaining 803,481 shares of Star Bulk's common stock were issued to TMT.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1.      Basis of Presentation and General Information-(continued):

On November 27, 2007 the Company obtained shareholder approval for the acquisition of the initial fleet and for effecting the Redomiciliation Merger, which became effective on November 30, 2007. The shares of Star Maritime were exchanged on one-for-one basis with shares of Star Bulk and Star Bulk assumed the outstanding warrants of Star Maritime.  Subsequently, Star Maritime shares ceased trading on American Stock Exchange (Amex).

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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1.      Basis of Presentation and General Information-(continued):

Below is the list of the Company's wholly owned ship-owning subsidiaries as of December 31, 2010:

Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
Star Bulk Management Inc.	-	-	-	-
Starbulk S.A.	-	-	-	-

Vessels in operation at December 31, 2010
Star Epsilon LLC	Star Epsilon (ex G Duckling)*	52,402	December 3, 2007	2001
Star Theta LLC	Star Theta (ex J Duckling)*	52,425	December 6, 2007	2003
Star Kappa LLC	Star Kappa (ex E Duckling)	52,055	December 14, 2007	2001
Star Zeta LLC	Star Zeta (ex I Duckling)*	52,994	January 2, 2008	2003
Star Delta LLC	Star Delta (ex F Duckling)*	52,434	January 2, 2008	2000
Star Gamma LLC	Star Gamma (ex C Duckling)*	53,098	January 4, 2008	2002
Lamda LLC	Star Sigma	184,403	April 15, 2008	1991
Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
Star Cosmo LLC	Star Cosmo	52,247	July 1, 2008	2005
Star Ypsilon LLC	Star Ypsilon	150,940	September 18, 2008	1991
Star Aurora LLC	Star Aurora	171,199	September 8, 2010	2000

	Vessels disposed**
Star Iota LLC	Star Iota*	78,585	March 7, 2008	1983
Star Alpha LLC	Star Alpha (ex A Duckling)*	175,075	January 9, 2008	1992
Star Beta LLC	Star Beta (ex B Duckling)*	174,691	December 28, 2007	1993

* Initial fleet or initial vessels
** For vessels disposed refer to Note 6

Below is the list of the Company's vessels under construction.

New-buildings	Type	DWT	Expected Delivery date
Hull PN-063 (tbr Star Borealis)	Capesize	180,000	September 2011
Hull PN-064 (tbr Star Polaris)	Capesize	180,000	November 2011

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1.      Basis of Presentation and General Information-(continued):

Charterers individually accounting for more than 10% of the Company's voyage revenues during the years ended December 31, 2008, 2009 and 2010 are as follows:

Charterer	2008	2009	2010
A	-	12%	-
B	19%	-	-
C	10%	-	-
D	-	20%	21%
E	-	12%	17%
F	-	11%	13%
G	-	10%	-
H	-	-	10%
I	-	-	14%
J	-	-	12%

2.      Significant Accounting Policies:

a)   Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which include the accounts of Star Bulk and its wholly owned subsidiaries referred to in Note 1 above. All inter-company accounts and transactions have been eliminated in consolidation.

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
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.       Significant Accounting Policies – (continued):

d)  Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade accounts receivable and derivative contracts (bunker swaps and forward freight agreements).  The Company's policy is to place cash and cash equivalents, restricted cash with financial institutions evaluated as being creditworthy and are exposed to minimal interest rate and credit risk.  The Company may be exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company a) in over-the-counter transactions limits its exposure by diversifying among counter parties with high credit ratings, and b) all of the Company's Forward Freight Agreements ("FFAs"). are settled on a daily basis through London Clearing House (LCH). The Company, consistent with drybulk shipping industry practice, has not independently analyzed the creditworthiness of the charterers and generally does not require collateral for its trade accounts receivable.

e)   Income taxes:  Star Bulk is not liable for any income tax on its income derived from shipping operations because the countries in which the subsidiaries ship-owning companies and the management company are incorporated do not levy tax on income, but rather a tonnage tax on vessels.

f)  Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar since the Company's vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the consolidated balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in Interest and other income in the accompanying consolidated statements of operations.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.       Significant Accounting Policies – (continued):

g)   Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

h)  Restricted Cash: Restricted cash represents minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Company's borrowing arrangements or in relation to bank guarantees issued on behalf of the Company. Restricted cash also consists of the restricted portion of both FFAs and bunker swaps base and margin collaterals with London Clearing House (LCH) and Marfin Bank, respectively. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets; otherwise they are classified as non-current assets.

i)  Trade accounts receivable:   The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables.  At December 31, 2009 and 2010, no provision for doubtful debts was considered necessary.

j)  Inventories: Inventories consist of consumable lubricants, which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.      Significant Accounting Policies – (continued):

k)  Vessels, Net: Vessels are stated at cost, which consists of the purchase price and any material expenses incurred upon acquisition, such as (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage).  Otherwise these amounts are charged to expense as incurred.
The aggregate purchase price paid for the eight vessels in the initial fleet from certain subsidiaries of TMT consisted of cash and common shares of Star Bulk. The stock consideration was measured based on the fair market value of the Company's shares at the time each vessel was delivered. The additional stock consideration of 1,606,962 common shares (Note 1) was measured when performance by TMT was complete upon delivery of the last vessel of the initial fleet on March 7, 2008. The aggregate purchase price consisting of cash and stock consideration was allocated to the acquired vessels based on vessel relative fair values on their respective dates of delivery to Star Bulk.

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

l) Advances for vessels under construction: Advances made to shipyards during construction periods are classified as "Advances for vessels under construction" until the date of delivery and acceptance of the vessel, at which date they are reclassified to " Vessels and other fixed assets, net ". Advances for vessels under construction also include supervision costs, amounts paid under engineering contracts, capitalized interest and other expenses directly related to the construction of the vessel. Financing costs incurred during the construction period of the vessels are also capitalized and included in the vessels' cost.

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
December 31, 2009 and 2010
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
At December 31, 2009 and 2010, the Company performed an impairment review of the Company's vessels due to the global economic downturn and the prevailing conditions in the shipping industry. The Company compared undiscounted cash flows to the carrying values for the Company's vessels to determine if the assets were impaired. Significant management judgment is required in forecasting future operating results, used in this method. These estimates are consistent with the plans and forecasts used by management to conduct its business. As a result of this analysis, no assets were considered to be impaired and the Company has not recognized any impairment charge for its vessels, for the years ended December 31, 2008, 2009 and 2010, other than vessels classified as held for sale during the years ended December 31, 2009 and 2010 (Note 6).

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
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

p)  Financing Costs: Fees paid to lenders or required to be paid to third parties on the lender's behalf for obtaining loans are recorded as deferred charges.  Deferred charges are expensed as interest and finance costs using the effective interest rate method over the duration of the respective loan facility.

q)  Pension and retirement benefit obligations—crew: The ship-owning subsidiaries included in the consolidated financial statements employ the crew on board under short-term contracts (usually up to eight months) and, accordingly, are not liable for any pension or post-retirement benefits.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.      Significant Accounting Policies – (continued):

r)  Pension and retirement benefit obligations—administrative personnel: Administrative employees are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees' gross salary to the fund.  The related expense is recorded under "General and administrative expenses" in the accompanying consolidated statements of operations. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits without recourse to the Company.

s)  Stock incentive plan awards:  Share-based compensation represents vested and non-vested shares granted to employees and to directors, for their services as directors, and is included in "General and administrative expenses" in the consolidated statements of operations. These shares are measured at their fair value equal to the market value of the Company's common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date. Guidance related to Stock Compensation describes two generally accepted methods of recognizing expense for non-vested share awards with a graded vesting schedule for financial reporting purposes: 1) the ''accelerated method'', which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award and 2) the ''straight-line method'' which treats such awards as a single award and results in recognition of the cost ratably over the entire vesting period.  The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized using the accelarated method.

t)  Dry-docking and special survey expenses:  Dry-docking and special survey expenses are expensed when incurred.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
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

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees and other miscellaneous expenses. Furthermore, payments in advance for services are recorded as prepaid expenses.

Brokerage commissions are paid by the Company. Brokerage commissions are recognized over the related charter period and included in voyage expenses. Voyage expenses and vessel operating expenses are expensed as incurred.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.      Significant Accounting Policies – (continued):

v)  Fair value of financial instruments: On January 1, 2008, the Company adopted guidance related to Fair Value Measurements & Disclosures for financial assets and liabilities and any other assets and liabilities carried at fair value and are measured on recurring basis. This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Company has provided additional fair value disclosures in Note 16.

w)  Earnings per Common Share:  Earnings per share are computed in accordance with guidance related to Earnings per Share.  Basic earnings or loss per share are calculated by dividing net income or loss available to common shareholders by the basic weighted average number of common shares outstanding during the period.  Diluted  income per share reflects the potential dilution assuming common shares were issued for the exercise of outstanding in-the-money warrants and non-vested shares and assuming the hypothetical proceeds, including proceeds from warrant exercise and average unrecognized stock-based compensation cost, thereof were used to purchase common shares at the average market price during the period such warrants and non-vested shares were outstanding (Note 10).

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
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2.      Significant Accounting Policies – (continued):

y)  Recent Accounting Pronouncements: There are no recent accounting pronouncements that their adoption would have a material effect on the Company's consolidated financial statements in the current year or expected to have an impact on future years.

3.      Transactions with Related Parties

Transactions and balances with related parties are analyzed as follows:

Balance Sheet

	December 31, 2009	December 31, 2010
Assets
Oceanbulk Maritime, S.A.(c)	$2,507	$-
Total assets	$2,507	$-

Liabilities
Interchart Shipping Inc. (d)	$190	$454
Management and Directors (e)	146	149
Total Liabilities	$336	$603

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties-(continued):

Statement of operations

	Year ended December 31,
	2008	2009	2010

Revenues-TMT (a)	$13,009	$309	$-
Voyage expenses-Combine (b)	95	-	-
Operating expenses-Combine (b)	1,440	-	-
Management fees-Combine (b)	434	-	-
General and Administrative-Combine (b)	67	-	-
Revenues Vinyl (c )	11,611	16,508	-
Commission on sale of vessel-Oceabulk (c)	99	184	660
Voyage expenses-Interchart (d)	396	1,472	1,540
Executive directors consultancy fees (e)	969	917	874
Non-executive directors compensation	149	126	206

(a) TMT Co. Ltd.:  Under the Master Agreement (Note 1) the Company issued to TMT 12,537,645 shares of Star Bulk's common stock representing the stock consideration portion of the aggregate purchase price of initial vessels and agreed to issue to TMT the additional stock consideration of 1,606,962 common shares of Star Bulk in 2008 and 2009.  On July 17, 2008 The Company issued 803,481 of the additional consideration of 1,606,962 shares of common stock of Star Bulk to TMT.On April 28, 2009 the remaining 803,481 shares of Star Bulk's common stock were issued to TMT.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties-(continued):

(a)     TMT Co. Ltd-(continued):

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

Star Gamma LLC, a wholly-owned subsidiary of Star Bulk, entered into a time charter agreement dated, February 23, 2007, with TMT for the Star Gamma. The charter rate for the Star Gamma was $28.5 per day for a term of one year. Star Iota LLC, a wholly-owned subsidiary of Star Bulk, entered into a time charter agreement, dated February 26, 2007, with TMT for the Star Iota. The charter rate for the Star Iota was $18 per day for a term of one year. For the years ended December 31, 2008 and 2009, the Company earned $13,009 and $309, respectively net revenue under the time charter party agreements with TMT which is included in "Voyage revenues" in the accompanying consolidated statements of operations.

TMT is a company controlled by Mr. Nobu Su, a former director of the Company. During the second quarter of 2008, Mr. Nobu Su's beneficial ownership decreased to 7%, and on October 20, 2008, he resigned from the board of directors of Star Bulk with immediate effect. As a result TMT ceased to be a related party to Star Bulk.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties-(continued):

(b) Combine Marine S.A. or ("Combine"):  Under an agreement dated May 4, 2007, Star Bulk appointed Combine, a company affiliated with Mr. Tsirigakis, Mr. Pappas and Mr. Christos Anagnostou, as interim manager of the vessels in the initial fleet. Under the agreement, Combine provided interim technical management and associated services, including legal services, to the vessels starting with their delivery to Star Bulk, and also provided such services and shore personnel prior to and during vessel delivery to Star Bulk in exchange for a flat fee of $10 per vessel prior to delivery and at a daily fee of $450 U.S. dollars per vessel after vessel's delivery and during the term of the agreement. Combine was entitled to be reimbursed by Star Bulk for out-of-pocket expenses incurred by Combine while managing the vessels and was obligated to provide Star Bulk with the full benefit of all discounts and rebates available to Combine. The term of the agreement was for one year from the date of delivery of each vessel. As of December 31, 2009 and 2010, none of Star Bulk's vessels were managed by Combine.

During the year ended December 31, 2008 Combine Marine S.A. charged $2,036 for operational and technical management services.

(c) Oceanbulk Maritime, S.A., or Oceanbulk: Star Bulk's director Mr. Petros Pappas is also the Honorary Chairman of Oceanbulk Maritime S.A, a ship management company of drybulk vessels and a related party.

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
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties-(continued):
Oceanbulk Maritime, S.A., or Oceanbulk -(continued):

The Company acquired the Star Ypsilon with an existing above market time charter at an average daily hire rate of $91.9, and we recorded the fair market value of time charter acquired at $14,417 (Note 7) which during 2009 was amortized as a decrease to revenues until the early termination of the time charter agreement. Vinyl Navigation had a back-to back charter agreement with TMT, a company controlled by a former director of the Company, Mr. Nobu Su, on the same terms as Star Bulk's charter agreement with Vinyl Navigation.

On July 17, 2009, TMT repudiated the time charter agreement relating to Star Ypsilon.  Arbitration proceedings commenced on July 27, 2009 against TMT seeking damages resulting from TMT's repudiation of this time charter. A settlement was reached during October 2010 (Note 14iii) For the years ended December 31, 2008 and 2009, the Company earned $11,611 and $ 16,508, respectively for net revenue under the time charter party agreements with Vinyl and included in "Voyage revenues" in the accompanying consolidated statements of operations.  The Company also paid to Oceanbulk a brokerage commission amounting to $99 regarding the sale of vessel Star Iota during the year ended December 31, 2008, $184 regarding the sale of vessel Star Alpha during the year ended December 31, 2009 and $660 regarding the sale of vessel Star Beta during the year ended December 31, 2010 (Note 6). As of December 31, 2009 and 2010, Star Bulk had an outstanding receivable balance of $2,507 and $0, respectively resulting from chartering and brokerage activities with Oceanbulk.

(d) Interchart Shipping Inc. or Interchart: Interchart –a company affiliated to Oceanbulk- acting as a chartering broker of all Company's vessels.  As of December 31, 2009 and 2010 Star Bulk had an outstanding liability of $190 and $454, respectively to Interchart. During the years ended December 31, 2008, 2009 and 2010 the brokerage commission of 1.25% on charter revenue paid to Interchart amounted $396, $1,472 and $1,540, respectively and is included in "Voyage expenses" in the accompanying consolidated statements of operations.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

3.      Transactions with Related Parties-(continued):

 (e)  Management and Directors Fees: On October 3, 2007, Star Bulk has entered into separate consulting agreements with companies owned and controlled by the Chief Executive Officer and the Chief Financial Officer, for the services provided by the Chief Executive Officer and the Chief Financial Officer, respectively. Each of these agreements has a term of three years unless terminated earlier in accordance with the terms of such agreements and during 2010 were automatically renewed for the successive year.  Under the consulting agreements, each company controlled by the Chief Executive Officer and the Chief Financial Officer receive an annual consulting fee of €370 (approx. $492) and €250 (approx. $333) respectively.

Additionally, the Chief Executive Officer and the Chief Financial Officer are entitled to receive benefits under each of their consultancy agreements with Star Bulk, amongst others each is entitled to receive an annual discretionary bonus, to be determined by Star Bulk's board of directors in its sole discretion.  The related expenses for the years ended December 31, 2008, 2009 and 2010 were $969, $917 and $874, respectively and are included under "General and administrative expenses" in the accompanying consolidated statements of operations.

As of December 31, 2009 and December 31, 2010, Star Bulk had an outstanding payable balance of $146 and $149, respectively with its Management and Directors, representing unpaid fees.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

4.      Inventories:

The amounts shown in the accompanying consolidated balance sheets are comprised of lubricants remaining on board the vessels and amounted to $982 and $1,094 as of December 31, 2009 and 2010, respectively.

5.      Advances for Vessels under Construction:

On March 24 and April 6, 2010 the Company signed two contracts with the shipbuilder Hanjin to build two Capesize vessels at a price of $106,880 in aggregate with expected delivery in September and November 2011, respectively.

During the year ended December 31, 2010 the Company paid advances to the shipbuilder amounting to $21,432 and $21,320 for the PN-063 (tbr Star Borealis) and PN-064 (tbr Star Polaris), respectively, and capitalized interest and other expenses of $644 and $77, respectively.

6.      Vessels and other fixed assets:

The amount shown in the accompanying consolidated balance sheets are analyzed as follows:

	2009	2010
Cost
Vessels	$760,474	$736,831
Other fixed assets	556	575
Total cost	761,030	737,406
Accumulated depreciation	(92,332)	(126,589)
Vessels and other fixed assets, net	$668,698	$610,817

The impact of cash and stock consideration on the financial statements for the vessels acquired in 2008 and 2010 and sold during 2008, 2009 and 2010 is analyzed as follows:

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

6.      Vessels and other fixed assets-(continued):

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

Vessels acquisition for the year ended December 31, 2010
On February 18, 2010, the Company entered into a Memorandum of Agreement for the acquisition of the vessel Star Aurora for a contracted purchase price of $42,500. The vessel was delivered to the Company on September 8, 2010. The Company also capitalized an amount of $1,400 to vessel cost for the early delivery of the vessel, as per the Memorandum of Agreement terms, plus an amount of $139 as other capitalized expenses.

Vessel disposed during the year ended December 31, 2008
On April 24, 2008, the Company entered into an agreement to sell the Star Iota, a vessel from initial fleet for gross proceeds of $18,350 less costs to sell of $1,771.  The Company delivered this vessel to its purchasers on October 6, 2008. Star Iota was classified as vessel held for sale during the first quarter of 2008 resulting in $3,646 of impairment loss to record vessel at a lower of its carrying amount or fair value less cost to sell and is included under "Vessel impairment loss"  in the accompanying consolidated statements of operations for the year ended December 31, 2008.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

6.      Vessels and other fixed assets-(continued):

Vessel disposed during the year ended December 31, 2009
On July 21, 2009, the Company entered into a Memorandum of Agreement to sell the Star Alpha, a vessel from the initial fleet, to a third party for a contracted sales price of $19,850 less costs to sell of $721.  The vessel was delivered to its new owners on December 21, 2009.  Star Alpha was classified as asset held for sale during the third quarter of 2009 and recorded at the lower of its carrying amount or fair value less costs to sell.  The resulting impairment loss of $75,208 is included under "Vessel impairment loss" in the accompanying consolidated statements of operations for the year ended December 31, 2009.

Vessel disposed during the year ended December 31, 2010
On January 18, 2010, the Company entered into a Memorandum of Agreement for the sale of Star Beta to a third party for a contracted sales price of $22,000. The vessel Star Beta was classified as asset held for sale during the first quarter of 2010 and was recorded at the lower of its carrying amount or fair value less cost to sell.  The resulting impairment loss of $34,947 for the year ended December 31, 2010, is included under "Vessel impairment loss" in the accompanying consolidated statements of operations. The vessel was delivered to its new owners on July 7, 2010.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

7.   Fair value of acquired time charters:

The fair value of the time charters acquired at below/above fair market charter rates on the acquisition of the vessels is summarized below.  These amounts are amortized on a straight-line basis to the end of each charter period.

Vessel	Fair value of acquired time charter	Amortization 2008	Balance December 31, 2008	Amortization 2009	Balance December 31, 2009	Amortization 2010	Balance December 31, 2010

Fair value of below market acquired time charter
Star Epsilon	$14,375	$12,469	$1,017	$1,017	$-	$-	$-
Star Theta	12,397	8,745	3,076	3,076	-	-	-
Star Alpha	46,966	34,462	12,504	12,504	-	-	-
Star Delta	13,815	12,011	1,804	1,804	-	-	-
Star Gamma	11,649	11,649	-	-	-	-	-
Star Zeta	2,735	2,735	-	-	-	-	-
Star Cosmo	3,856	683	3,173	1,361	1,812	1,360	452
Total	$105,793	$82,754	$21,574	$19,762	$1,812	$1,360	$452

Fair value of above market acquired time charter
Star Kappa	1,980	746	1,206	1,206	-	-	-
Star Ypsilon	14,417	1,475	12,942	12,942	-	-	-
Total	$16,397	$2,221	$14,148	$14,148	$-	$-	$-

As a result of downturn in the shipping industry during the fourth quarter of 2008 the Company revised its original assumptions of the latest available redelivery dates used in determining the term of its below and above market acquired time charter agreements. Under the provision of guidance related to Accounting Changes and Error Corrections this revision was treated as a change in accounting estimate and was accounted for prospectively beginning October 1, 2008.  The unamortized balance of below market acquired time charter agreements was amortized on an accelerated basis assuming the earliest redelivery dates of vessels under existing time charter agreements. This change had a positive impact on revenue of $13,018 ($0.25 and $0.24 per basic and diluted share) for the year ended December 31, 2008.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

7.       Fair value of acquired time charters-(continued):

Gain/Loss on time charter agreement termination

For the year ended December 31, 2008
The vessel Star Sigma, which was on time charter to a charterer at a gross daily charter rate of $100,000 per day from April 2008 until March 2009, was redelivered to us earlier pursuant to an agreement whereby the charterer agreed to pay the contracted rate less $8,000 per day, which is the approximate operating cost for the vessel, from the date of the actual redelivery in November 2008 through March 1, 2009.  The total amount received (net of commissions) for the year ended December 31, 2008 was $9,711.

For the year ended December 31, 2009

The vessel Star Alpha, which was on time charter at a gross daily charter rate of $47,500 per day for the period from January 9, 2008 until March 18, 2009, was redelivered on January 16, 2009 to the Company by its charterers approximately two months prior to the earliest redelivery date per the time charter agreement. The Company, under the accounting provisions applicable to intangible assets, has recognized a gain on a time charter agreement termination of $10,077, which relates to the write-off of the unamortized fair value of below market acquired time charter on a vessel redelivery date.

The vessel Star Theta was also redelivered to the Company by its charterers on March 15, 2009, approximately twenty-nine days prior to the earliest redelivery date per the time charter agreement.  The Company has recognized a gain on time charter agreement termination amounting to $842 which relates to the write-off of the unamortized fair value of below market acquired time charter on a vessel redelivery date. In addition, the Company received $260 from its charterers relating to the early termination of this charter party, which was also recorded as a gain on time charter termination.

The vessel Star Kappa, which was on time charter at an average gross daily charter rate of $25,500 per day for the period from April 12, 2009 until July 12, 2014, was redelivered on October 23, 2009 to the Company by its charterers prior to the earliest redelivery date per the time charter agreement. The Company has recognized a loss on time charter agreement termination of $903, which relates to the write-off of the unamortized fair value of above-market acquired time charter on a vessel redelivery date.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

7.       Fair value of acquired time charters-(continued):

The vessel Star Ypsilon, which was on time charter at an average gross daily charter rate of $91,932 per day for the period from September 18, 2008 until July 4, 2011, was redelivered on July 17, 2009 to the Company by its charterers prior to the earliest redelivery date per the time charter agreement. The Company has recognized the loss on time charter agreement termination of $10,137, which relates to the unamortized fair value of above-market acquired time charter on a vessel redelivery date. In addition, the Company recognized a gain amounting to $5,040, which represents the deferred revenue from the terminated time charter contract.

All amounts presented above are included under "Gain on time charter agreement termination" or "Loss on time charter agreement termination" in the accompanying consolidated statements of operations for years ended December 31, 2008 and 2009.

Amortization expenses related to the vessel Star Cosmo for the year ending December 31, 2011 will be $452.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

8.      Long-term Debt:

a)
On December 27, 2007 the Company entered into a loan agreement with Commerzbank AG in the amount of up to $120,000 in order to partially finance the acquisition cost of the second hand vessels, Star Gamma, Star Delta, Star Epsilon, Star Zeta, and Star Theta, which also provide the security for this loan agreement.  Under the terms of this loan facility, the repayment of $120,000 is over a nine year term and divided into two tranches. The first of up to $50,000 is repayable in twenty-eight consecutive quarterly installments commencing twenty-seven months after the initial borrowings but no later than March 31, 2010: (i) the first four installments amount to $2,250 each, (ii) the next thirteen installments amount to $1,000 each (iii) the remaining eleven installments amount to $1,300 each and a final balloon payment of $13,700 is payable together with the last installment. The second tranche of up to $70,000 is repayable in twenty-eight consecutive quarterly installments commencing twenty-seven months after draw down but no later than March 31, 2010: (i) the first four installments amount to $4,000 each (ii) the remaining twenty-four installments amount to $1,750 each and a final balloon payment of $12,000 is payable together with the last installment. The loan bears interest at LIBOR plus a margin at a minimum of 0.8% per annum "p.a." to a maximum of 1.25% p.a. depending on whether the aggregate drawdown ranges from 60% up to 75% of the aggregate market value of the 'initial fleet'.

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

On June 10, 2009, the Company entered into a supplemental agreement with Commerzbank. Under the terms of this agreement during the waiver period from December 31, 2008 to January 31, 2010, the security cover requirement was reduced to 111%. As further security for this facility, the Company shall provide a first preferred mortgage on the vessel Star Alpha and shall pledge an amount of $6,000 to the lenders. Furthermore, the interest spread was increased to 2.00% p.a. for the duration of the waiver period. More than if the asset cover percentage is less than 60%, between 60% to 70%, between 70% to 75% and more than 75%, the interest spread should be 0.8%, 0.9%, 1% and 1.25% respectively. In addition, during the waiver period, payments of dividend, share repurchases and investments are subject to the prior written consent of the lenders.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

8.      Long-term Debt-(continued):

On December 24, 2009, the Company entered into a second supplemental agreement with Commerzbank. Under the terms of this agreement during the waiver period from February 1, 2010 to June 30, 2010 and from July 1, 2010 to January 31, 2011 the security cover shall be at least 111% and 118%, respectively whether at all times thereafter 135%. Furthermore, the bank consented to: i) the sale of Star Alpha, ii) the payment of dividends not exceeding $0.05 per share in each quarter iii) the reduction of minimum liquidity from $1,000 to $650 per fleet vessel, iv) the increase of the pledged deposit by $1,250 from $6,000 to $7,250 plus a minimum liquidity of $7,150.  The interest spread was also maintained to 2.00% p.a. for the duration of the waiver period. Based on the same agreement after the waver period the minimum liquidity will be increased from $650 to $1,000 per fleet vessel.

As of December 31, 2009 and 2010 the Company had outstanding borrowings of $120,000 and $95,000, respectively.

b)
On April 14, 2008, the Company entered into a loan agreement with Piraeus Bank A.E., acting as an agent, which was subsequently amended on April 17, 2008 and September 18, 2008.  Under the amended terms, the agreement provides for a term loan of $150,000 to partially finance the acquisition of the Star Omicron, the Star Sigma and Star Ypsilon.  This loan agreement is secured by the vessels Star Omicron, the Star Beta, and the Star Sigma. Under the terms of this term loan facility, the repayment of $150,000 is over six years and begins three months after the Company's first draw down amount and is divided into twenty-four consecutive quarterly installments: (i) the first installment amounts to $7,000, (ii) the second through fifth installments amount to $10,500 each, (iii) the sixth to eighth installments amount to $8,800 each, (iv) the ninth through fourteenth installments amount to $4,400 each, (v) the fifteenth through twenty-fourth installments amount to $2,700 each, and a final balloon payment in the amount of $21,200 is payable together with the last installment.  The loan bears interest at LIBOR plus a margin of 1.3% p.a. This loan agreement with Piraeus Bank A.E. contain financial covenants, including requirements to maintain (i) a minimum liquidity of $500 per vessel, (ii) the total indebtedness of the borrower over the market value of all vessels owned shall not be greater than 0.6:1, (iii) the interest coverage ratio shall not be less than 2:1 and (iv) an aggregate market value of the vessels pledged as security under this loan agreement should not be less than (a) 125% of the then outstanding borrowings for the first three years and (b) 135% of the then outstanding borrowings thereafter.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

8.      Long-term Debt-(continued):

On May 9, 2009, the Company entered into a supplemental agreement with Piraeus Bank. Under the terms of this agreement during the waiver period from December 31, 2008 to February 28, 2010, the required security cover covenant of 125% shall be waived. After the end of the waiver period, for the period from March 1, 2010 to February 28, 2011 the required security cover shall be reduced to 110% from 125% of the outstanding loan amount. The lenders shall waive the 60% corporate leverage ratio, which is the ratio of the Company's total indebtedness net of any unencumbered cash balances over the market value of all vessels owned by the Company, through February 28, 2010. As further security for this facility, the Company shall provide (i) first priority mortgages on and first priority assignments of all earnings and insurances of the vessels Star Kappa and Star Ypsilon; (ii) corporate guarantees from each of the collateral vessel owning limited liability companies; (iii) a subordination of the technical and commercial manager's rights to payment; (iv) and a pledge amount of $9,000 to the lenders. Furthermore, the interest spread was increased to 2% p.a. applicable for the period from January 1, 2009 to December 31, 2010, and thereafter shall be adjusted to 1.5% per annum until the margin review date of the facility. In addition, during the waiver period, payments of dividend are subject to the prior written consent of the lenders. In July 2010 Piraeus Bank consented to the sale of vessel Star Beta. Consequently the first priority mortgage was released. In addition the Company prepaid of an amount of $6,975 in July 2010 and the facility was repayable beginning on September 1, 2010, in seventeen consecutive quarterly installments: (i) the first one installment in the amount of $8,064 (ii) the second to seventh installments amount to $4,032 each and (ii) the final ten installments in the amount of $2,474 each plus a balloon payment of $19,427 is payable together with the last installment.

As of December 31, 2009, and 2010 the Company had outstanding borrowings of $101,000 and $64,329, respectively.

c)
On July 1, 2008, the Company entered into a loan agreement with Piraeus Bank A.E., acting as an agent, in the amount of $35,000 to partially finance the acquisition of the Star Cosmo, which also provides the security for this loan agreement. The full amount of the loan was drawn down, on the same date. Under the terms of this term loan facility, the repayment of $35,000 is over six years and begins three months after the Company drew down the full amount but no later than July 30, 2008 and is divided into twenty-four consecutive quarterly installments: (i) the first through fourth installments amounts to $1,500 each, (ii) the fifth through eighth installments amount to $1,250 each, (iii) the ninth to twelfth installments amount to $875 each, (iv) the

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

8.       Long-term Debt-(continued):

thirteenth through twenty-fourth installments amount to $500 each and a final balloon payment of $14,500 is payable together with the last installment. The loan bears interest at LIBOR plus a margin of 1.325% p.a.
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

On May 25, 2009, the Company entered into an amending and restating agreement with Piraeus Bank. Under the terms of this agreement during the waiver period from December 31, 2008 to February 28, 2010, the required security cover covenant of 125% shall be waived. After the end of the waiver period, for the period from February 28, 2010 to February 28, 2011 the required security cover shall be reduced to 110% from 125% of the outstanding loan amount. The lender shall waive the 60% corporate leverage ratio, which is the ratio of the Company's total indebtedness net of any unencumbered cash balances over the market value of all vessels owned by the Company, through February 28, 2010. Also, during the waiver period, no dividend payments are made without the prior written consent of the lenders.

As further security for this facility the Company will provide (i) second priority mortgage on and second priority assignment of all earnings and insurances of the Star Alpha; (ii) a corporate guarantee from Star Alpha's vessel owning limited liability company; (iii) a subordination of the technical and commercial managers rights to payment and iv) a minimum liquidity of $500 per vessel and v) a pledged deposit of $5,000. This facility was repayable beginning on April 2, 2009, in twenty-two consecutive quarterly installments: (i) the first two installments in the amount of $2,000 each; (ii) the third installment in the amount of $1,750; (iii) the fourth installment in the amount of $1,250; (iv) the fifth through tenth installment in the amount of $875 each; and (v) the final twelve installments in the amount of $500 each plus a balloon payment of $13,750 is payable together with the last installment.  In addition, the interest spread was adjusted to 2% p.a. applicable for the period from March 1, 2009 to February 28, 2010, and thereafter shall be adjusted to 1.5% p.a. until the final maturity date of the facility. In December 2009 Piraeus Bank consented to the sale of vessel Star Alpha. Consequently the second priority mortgage was released.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

8.      Long-term Debt-(continued):

On September 29, 2010 the loan was further amended.  Under the terms of this agreement the security cover shall be at all times 125%. Furthermore, the bank released to the Company an amount of $5,000 that was previously pledged, after the Company prepaid of an amount of $2,000 on October 1, 2010. In addition the facility was repayable beginning on October 1, 2010, in sixteen consecutive quarterly installments: (i) the first four installments in the amount of $800 each; and (ii) the final twelve installments in the amount of $457 each plus a balloon payment of $12,566 is payable together with the last installment.   In addition, the interest spread was adjusted to 3% p.a. applicable for the period from August 1, 2010 to December 31, 2011, and thereafter shall be adjusted to 2.5% p.a. until the final maturity date of the facility.

As of December 31, 2009 and 2010, the Company had outstanding borrowings of $26,250 and $20,450, respectively.

d)
On September 3, 2010 the Company entered into a loan agreement with Commerzbank AG in the amount of up to $26,000 in order to partially finance the acquisition cost of the second hand vessel, Star Aurora, which is also provided as security for this loan agreement.  Under the terms of this loan facility, the repayment of $26,000 is over a six year period. The loan is repayable in twenty-four consecutive quarterly installments of  $950 each, commencing three months after the drawdown, and a final balloon payment of $3,200 payable together with the last installment. The loan bears interest at LIBOR plus a margin of 2.6% p.a.

The loan contains financial covenants, including requirements to maintain (i) a minimum liquidity of $10,000 or $1,000 per vessel, whichever is greater (ii) the market value adjusted equity ratio shall not be less than 25%, as defined therein and (iii) a minimum liquidity of $650 for this vessel that will increase to $1,000 when cash pledged due to waiver dated December 24, 2009 shall be released (iii) an aggregate market value of the vessel pledged as security under this loan agreement not less than 135% at all times.

As of December 31, 2010, the Company had outstanding borrowings of $25,050.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

8.       Long-term Debt-(continued):

e)
In December 2010, the Company committed into a loan agreement with Credit Agricole Corporate and Investment Bank for a term loan up to $70,000 to partially finance the construction cost of the Hull PN-063 and Hull PN-064, which have been provided as security for this loan agreement.  The loan will be drawn in three advances per hull, and each advance will be drawn upon completion of the keel laying the launching and the delivery of each hull. Under the terms of this term loan facility, the repayment of $70,000 is over seven years and begins three months after the delivery of each vessel and is divided into twenty eight consecutive quarterly installments, per vessel, amounting to $513 each and a final balloon payment, per vessel, in the amount of $20,650 is payable together with the last installment.  The loan bears interest at LIBOR plus a margin of 2.7% p.a.

This loan agreement with Credit Agricole Corporate and Investment Bank contain financial covenants, including requirements to maintain (i) a minimum liquidity of $10,000 or $500 per fleet vessel, whichever is greater (ii) the total indebtedness of the borrower over the market value of all vessels owned shall not be greater than 0.7:1, (iii) the minimum asset cover ratio shall not be less than (a) 120% during the first two years from delivery of each vessel and (b) 125% of the then outstanding borrowings thereafter.

As of December 31, 2010, the Company had no outstanding borrowings related to this loan.

The weighted average interest rate (including the margin) as of December 31, 2008, 2009 and 2010 was 3.63%, 2.65% and 2.73%, respectively.

The Company was not in breach of any financial covenants as of December 31, 2010.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

8.      Long-term Debt-(continued):

The principal payments required to be made after December 31, 2010, are as follows:

Years	Amount
2011	$33,785
2012	28,083
2013	26,525
2014	56,486
2015	16,000
2016 and thereafter	43,950
Total	$204,829

Interest expense for the years ended December 31, 2008, 2009 and 2010 amounting to $9,655, $9,217, and $5,317 respectively, amortization of deferred finance fees amounting to $234, $350 and $329, respectively, and other finance fees amounting to $349, $347 and $270, respectively, are included under "Interest and finance costs" in the accompanying consolidated statements of operations.

9.      Preferred, Common stock and Additional paid in capital:

As of December 31, 2008 and 2009 the Company had common stock and warrants outstanding, whereas as of December 31, 2010 the Company had only common stock outstanding.

Preferred Stock: Star Bulk is authorized to issue up to 25,000,000 shares of preferred stock, $0.01 par value with such designations, as voting, and other rights and preferences, as  determined by the Board of Directors. As of December 31, 2009 and 2010 the Company had not issued any preferred stock.

Common Stock: Star Bulk was authorized to issue 100,000,000 shares of common stock, par value $0.01. On November 23, 2009 at the Company's annual meeting of shareholders, the Company's shareholders voted to approve an amendment to the Amended and Restated Articles of Incorporation increasing the number of common shares that the Company was authorized to issue from 100,000,000 registered common shares, par value $0.01 per share, to 300,000,000 registered common shares, par value $0.01 per share.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated

9.      Preferred, Common stock and Additional paid in capital-(continued):

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

On July 17, 2008 the Company issued 803,481 shares out of additional stock consideration of 1,606,962 of common stock of Star Bulk to TMT. The remaining 803,481 shares of Star Bulk's common stock were issued to TMT on April 28, 2009 (Note 1).  The additional stock consideration of 1,606,962 common shares (Note 1) was determined to be $18,946 and was measured based on the Company's share price on March 7, 2008 when performance by TMT was complete upon delivery of the last initial vessel, Star Iota (Note 6).

Warrants:
Each warrant entitles the registered holder to purchase one share of common stock at a price of $8.00 per share, subject to adjustment as discussed below. The warrants were to expire on December 16, 2009.  In November 2009, the Company decided to extend the expiration date of its 5,916,150 outstanding warrants up to March 15, 2010.  On March 15, 2010, the 5,916,150 outstanding warrants expired and ceased trading on the Nasdaq Global Market.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

9.      Preferred, Common stock and Additional paid in capital-(continued):

Warrant holders exercised their right to purchase shares of the Company's common stock. During the year ended December 31, 2008, the Company received a total of $94,155 representing 11,769,486 warrants respectively, at $8.00 per warrant exercised.  Following the exercise of 11,769,486 warrants in 2008 5,916,150 warrants remained outstanding as of December 31, 2008. During the year ended December 31, 2009 and 2010 no warrants were exercised.

Share and Warrant re-purchase plan:  Following the consummation of the Redomiciliation Merger, in 2008 the Company announced a repurchase plan of common shares and warrants of up to an aggregate value of $50,000.  As at December 31, 2008, 1,247,000 of common shares and  1,362,500 of warrants were repurchased.  The Company paid $7,976 for the shares and $5,473 for the above mentioned warrants. Under the terms of the waiver agreements (Note 8) with the Company's lenders, any share and warrant repurchases are subject to their prior written consent.

On February 23, 2010 the Company's Board of Directors adopted a new stock repurchase plan for up to $30,000 to be used for repurchasing the Company's common shares until December 31, 2011. All repurchased shares will be cancelled and removed from the Company's share capital. This stock repurchase plan is expected to be effective when Company's lenders remove the relevant covenant from the Company's loan agreements.

During the years ended December 31, 2009 and 2010 there were no warrants or shares repurchased.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

9.      Preferred, Common stock and Additional paid in capital-(continued):

Declaration of dividends:. On November 17, 2008, the Company declared a cash dividend ($0.18 per share), amounting to $9,800, and stock dividends (4,255,002 shares issued) on Star Bulk's common stock totaling $0.36 equivalent per common share for the quarter ended September 30, 2008.  This cash dividend was paid and shares were issued on December 5, 2008 to stockholders of record on November 28, 2008.  The number of newly issued shares was based on the volume weighted average price of Star Bulk's shares on the Nasdaq Global Market during the five trading days before the ex-dividend date or November 25, 2008. The stock dividend issue of 4,255,002 shares was valued at $7,659, fair value based on the date shares were issued, on December 5, 2008. This equity value was deducted from the retained earnings and included in the additional paid in capital and common stock as indicated in the Consolidated Statements of Shareholders Equity. On January 20, 2009, management and the directors reinvested the cash portion of their dividend for the quarter ended September 30, 2008, declared on November 17, 2008, and amounting to $1,886, into 818,877 newly-issued shares in a private placement.

The Company received written consent from each of its lenders for the declaration and payment of these four dividends.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

10. Earnings/Losses per Share:

The Company calculates basic and diluted earnings/loss per share as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2009	2010
Income/Loss:
Net income / (loss)	$133,738	$(58,415)	$(5,131)

Basic earnings / (loss) per share:
Weighted average common shares outstanding, basic	52,477,947	$60,873,421	61,489,162
Basic earnings / (loss) per share	$2.55	(0.96)	$(0.08)

Effect of dilutive securities:
Dillutive effect of Warrants and non-vested shares	1,970,038	-	-
Weighted average common shares outstanding, diluted	54,447,985	60,873,421	61,489,162
Diluted earnings / (loss) per share	$2.46	$(0.96)	$(0.08)

During the year ended December 31, 2008 11,769,486 (Note 9) warrants were exercised.  As of December 31, 2008 and 2009, a total of 5,916,150 warrants were outstanding, respectively for both years, at an exercise price of $8 per warrant.  The exercise price of warrants was below the average market price of the Company's shares during the year ended December 31, 2008.  Consequently, the Company's warrants were dilutive and included in the computation of the diluted weighted average common shares outstanding based on the treasury stock method.   The weighted average diluted common shares outstanding for the year ended December 31, 2008 includes the effect of 1,255,000 of non-vested shares, as their effect was dilutive.  The weighted average diluted common shares outstanding for the years ended December 31, 2009 and 2010 are not included in the diluted earnings per share calculation because their effect would be anti-dilutive (Note 11) .

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

11.     Equity Incentive Plan:

On February 8, 2007 the Company's Board of Directors adopted a resolution approving the terms and provisions of the Company's Equity Incentive Plan (2007 Plan).  The Plan is designed to provide certain key persons, whose initiative and efforts are deemed to be important to the successful conduct of the business of the Company with incentives to enter into and remain in the service of the Company, acquire a propriety interest in the success of the Company, maximize their performance and enhance the long-term performance of the Company.

Under the 2007 Plan, officers, key employees, directors and consultants of Star Bulk and its subsidiaries will be eligible to receive options to acquire shares of common stock, stock appreciation rights, restricted stock and other stock-based or stock-denominated awards. Star Bulk has reserved a total of 2,000,000 shares of common stock for issuance under the plan, subject to adjustment for changes in capitalization as provided in the 2007 Plan.

On February 23, 2010, the Company's Board of Directors approved the Company's new Equity Incentive Plan (the 2010 Plan).    The Company has reserved a total of 2,000,000 shares of common stock for issuance under the 2010 plan, subject to adjustment for changes in capitalization as provided in the 2010 Plan. All provisions of the 2010 Plan are similar with the 2007 Plan provisions.

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

ii) On March 31, 2008, the Company concluded an agreement with Company's Director Mr. P. Espig.  Under this agreement, which is part of Company's Equity incentive plan, Mr. Espig received 150,000 non-vested shares of Star Bulk common stock. The fair value of each share was $11.39 which is equal to the market value of the Company's common stock on the grant date. The shares vested in two equal installments on April 1, 2008 and 2009. All 150,000 shares granted under this Plan were issued during 2008.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

11.    Equity Incentive Plan-(continued):

iii) On December 5, 2008, pursuant to the terms of 2007 Plan the Company authorized the issuance of an aggregate of 130,000 non-vested common shares to all of our employees and an aggregate of 940,000 non-vested common shares to the members of board of directors.  The fair value of each share was $1.80 which is equal to the market value of the Company's common stock on the grant date.  These shares were issued on January 20, 2009 and vested on January 31, 2009.

iv) On February 4, 2010, an aggregate of 115,600 non-vested common shares to all Company's employees subject to applicable vesting of 69,360 common shares on June 30, 2010 and 46,240 common shares on June 30, 2011. The fair value of each share was $2.66 which is equal to the market value of the Company's common stock on the grant date.

v) On February 24, 2010, an aggregate of 980,000 non-vested common shares to the members of Company's Board of Directors subject to applicable vesting of 490,000 common shares on each of June 30 and September 30, 2010. The fair value of each share was $2.75 which is equal to the market value of the Company's common stock on the grant date.

vi) On October 20, 2010, pursuant to the terms of 2010 Plan the Company authorized the issuance of an aggregate of 140,000 non-vested common shares to all of the Company's employees and an aggregate of 1,070,000 non-vested common shares to the members of board of directors.  The fair value of each share was $2.80 which is equal to the market value of the Company's common stock on the grant date.  These shares vested on December 31, 2010.

All non-vested shares are conditional upon the grantee's continued service as an employee of the Company, or as a director until the applicable vesting date.  The grantee does not have the right to vote such non-vested shares until they vest or exercise any right as a shareholder of these shares, however, the non-vested shares pay dividends as declared. For the years ended December 31, 2008, 2009, and 2010 the Company paid dividends on non-vested shares which amounted to $206, $6 and $89, respectively.

The Company estimates the forfeitures of non-vested shares to be immaterial.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

11.    Equity Incentive Plan-(continued):

For the years ended December 31, 2008, 2009 and 2010, stock based compensation was $3,986, $1,832 and $6,511 respectively and is included under "General and administrative expenses" in the accompanying consolidated statement of operations.

A summary of the status of the Company's non-vested shares as of December 31, 2010, and movement during the year ended December 31, 2010, is presented below.

	Number of shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2010	55,000	$15.34
Granted	2,305,600	2.77
Vested	(2,314,360)	3.07
Unvested as at December 31, 2010	46,240	$2.66

As of December 31, 2010, there was $43 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted-average period of 0.5 years. The total fair value of shares vested during the years ended December 31, 2008, 2009 and 2010 was $1,484, $2,732 and $6,113, respectively.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

12. Accrued liabilities

The amounts shown in the accompanying consolidated balance sheets are analysed as follows:

	2009	2010
Audit fees	$321	$220
Legal fees	127	163
Other professional fees	187	88
Operating and voyage expenses	1,324	638
General and administrative expenses	8	6
Loan interest and financing fees	326	750
Totals:	$2,293	$1,865

13.    Income Taxes:

a) Taxation on Marshall Islands registered companies

Under the laws of the countries of the companies' incorporation and/or vessels' registration, the companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes, which have been included under "Vessel operating expenses" in the accompanying statements of operations.

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

.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

14.    Commitments and Contingencies:

Legal proceedings
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels.

i)
The Company commenced an arbitration proceeding as claimant against Oldendorff Gmbh & Co. KG of Germany ("Oldendorff"), seeking damages resulting from Oldendorff's repudiation of a charter party relating to the vessel Star Beta. The vessel Star Beta had been time chartered by a subsidiary of the Company to Industrial Carriers Inc. of Marshall Islands ("ICI"). Under that time charter, ICI was obligated to pay a gross daily charter hire rate of $106,500 until February 2010. In January 2008, ICI sub-chartered the vessel to Oldendorff for one year at a gross daily charter hire rate of $130,000 until February 2009. In October 2008, ICI assigned its rights and obligations under the sub-charter to one of our subsidiaries in exchange for ICI being released from the remaining term of the ICI charter. According to press reports, ICI subsequently filed an application for protection from its creditors in a Greek insolvency proceeding which was dismissed.

In January 2009, the Company made a written submission to its appointed arbitrator asserting claims against Oldendorff and alleged damages in the amount of approximately $14,709. The Company believes that the assignment was valid and that Oldendorff has erroneously repudiated the sub-charterer. The arbitration proceedings are still continuing.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

14.    Commitments and Contingencies-(continued):

ii)
Arbitration proceedings have commenced pursuant to disputes that have arisen with the charterers of the vessel Star Alpha.  The disputes relate to vessel performance characteristics and hire. Star Bulk is seeking damages for repudiations of the charter party due to early redelivery of the vessel as well as unpaid hire of $ 2,096, while the charterers are seeking contingent damages resulting from the vessel's off-hire. Claim, counterclaim and defense submissions have been filed by parties with the arbitration panel. Arbitration proceedings, before a common panel, are also running between third parties that sub-chartered the vessel. In the first quarter of 2009 the vessel underwent unscheduled repairs which resulted in a 25 day off-hire period. Following the completion of the repairs, the vessel Star Alpha was redelivered to the Company by its charterers approximately one month prior to the earliest redelivery date allowed under the time charter agreement.  There is an agreement in principle that the arbitration proceedings with the charterer of the vessel and the sub-charterers will be discontinued and each party will be released from the proceedings and claims will be waived. An amount of $2,096 under "Loss on bad debts" in the accompanying condensed consolidated statements of operations is associated with a write-off of this Charterer's balance.

iii)
Arbitration proceedings against TMT seeking damages resulting from TMT's repudiation of the charter party of the vessel Star Ypsilon due to the nonpayment of charterhire of $ 2,606 related to this vessel were terminated during 2010.  During the months June and July 2010 the Company received the amount of $2,082 million for unpaid charter hire, bunkers and interest. A final settlement was reached during October 2010 in which the Company received the amount of $22,222, which is included under "Other operating income" in the accompanying consolidated statements of operations, as settlement for the unrealized revenues due to the early termination of the time charter of the vessel that occurred in July 2009.

iv)
The Company commenced arbitration proceedings against Ishhar Overseas that was the previous charterer of the vessels Star Epsilon and Star Kappa. The Company is seeking damages for repudiations of the charter parties due to early redelivery of the vessel as well as unpaid hire of $ 1,949.  The Company will pursue an interim award for such nonpayment of charterhire and an award for the loss of charterhire for the remaining period of the charterparties. Claim submissions have been filed and the arbitration proceedings are continuing.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

14.      Commitments and Contingencies-(continued):

v)
During July 2010 a dispute arose between the Company and Deuilemar that was the charterer of the vessel Star Beta, for due hire and damages for the late redelivery of the vessel amounting to $1,732 which is included under "Trade Accounts Receivable" in accompanying consolidated balance sheets, while the charterers have a counterclaim for the vessel's performance. Arbitration proceedings are to commence.

On September 29, 2010 the Company agreed with a third party to sell a 45% interest in the future proceeds related to the settlement of certain of the commercial claims for $5 million which is included under "Other operating income" in the accompanying consolidated statements of operations. This amount was collected in October 2010.

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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

Future minimum contractual charter revenue
Future minimum contractual charter revenue, based on vessels committed to noncancelable, time charter contracts net of address commission as of December 31, 2010 will be:

Years ending December 31,	Amount*
2011	$65,471
2012	32,132
2013	25,558
2014	9,034
2015	9,034
2016 and thereafter	52,000
Total	$193,229

*These amounts do not include any assumed off–hire.

Contractual Obligations
The Company's contractual obligations as of December 2010 amount to $64,128 in aggregate, payable to the shipbuilder Hanjin during the year 2011 in respect to the construction of  PN-063 (tbr Star Borealis) and PN-064 (tbr Star Polaris) (Note 5).

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

15.     Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2008	2009	2010
Voyage expenses
Port charges	$660	$1,940	$1,047
Bunkers	571	3,637	1,544
Commissions paid – third parties	1,824	1,460	1,180
Commissions paid – related parties	396	1,472	1,540
Chartered-in vessel expenses	-	6,732	11,180
Miscellaneous	53	133	348
Total voyage expenses	$3,504	$15,374	$16,839

Vessel operating expenses
Crew wages and related costs	$10,350	$13,342	$12,348
Insurances	2,225	2,198	2,195
Maintenance, Repairs, Spares and Stores	6,037	9,671	4,729
Lubricants	2,147	2,456	1,925
Tonnage taxes	120	123	116
Upgrading expenses	4,580	1,526	301
Miscellaneous	739	852	735
Total vessel operating expenses	$26,198	$30,168	$22,349

16.    Fair value disclosures:

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
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

16.    Fair value disclosures-(continued):

The Company trades in the FFAs and bunker swap markets with an objective to utilize those instruments as economic hedge instruments that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. FFAs and bunker swap trading do not qualify for cash flow hedges for accounting purposes, therefore resulting gains or losses are recognized under "Gain/loss on derivative instruments" in the accompanying consolidated statements of operations.

Dry bulk shipping FFAs generally have the following characteristics: they cover periods from several days and months to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties.  All Company's FFA's are cleared transactions.

As all of the Company's FFAs are settled on a daily basis through the London Clearing House (LCH), the fair value of these instruments as of December 31, 2009 and 2010 was $0. There is also a margin maintenance requirement based on marking the contract to market.

Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. The Company's swaps are traded as a derivative on the over-the-counter (OTC) market. During 2009 and 2010, the Company entered into several bunker swap contracts up to December 31, 2011. As of December 31, 2010 the Company had no open positions on bunkers swaps.

As of December 31, 2009 and 2010 the cash margin requirement for future trades (of both FFAs and Bunkers swaps) was $5,753 and $0 and is classified as short-term restricted cash in the accompanying consolidated balance sheets.

As of December 31, 2009, fair value of the Company's investments in bunkers swaps contracts are determined through Level 2 of the fair value hierarchy as defined in the related guidance and are derived principally from or corroborated by observable market data and other items that allow value to be determined.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

16.  Fair value disclosures-(continued):

For the years ended December 31, 2008, 2009 and 2010 gain/losses recognized on FFA and bunker swap contracts are included under "Gain/ (loss) on derivative instruments" in the accompanying consolidated statements of operations and are analysed as follows:

	Year ended December 31,
	2008	2009	2010

FFAs	$251	$(2,436)	$(2,078)
Bunker swaps	-	282	(5)
	$251	$(2,154)	$(2,083)

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

As of December 31, 2010 no fair value measurements for assets or liabilities under Level 1, 2 and 3 were recognized in the Company's consolidated financial statements.

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
December 31, 2009 and 2010
(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

17.    Subsequent Events:

•
On January 20, 2011 the Company entered into a loan agreement with Credit Agricole Corporate and Investment Bank in the amount of up to $70,000 in order to partially finance the construction cost of the Hull PN-063 (tbr Star Borealis) and the Hull PN-064 (tbr Star Polaris). The Company was committed into this loan in December 2010 (Note 8e).

•	On January 21, 2011 an amount of $10,700 was drawn down in order to partially finance the construction cost of the Hull PN-063 (tbr Star Borealis)

•
On February 7, 2011 Mr. Spyros Capralos was appointed as the Company's President and Chief Executive Officer, to succeed Mr. Akis Tsirigakis. Mr. Tsirigakis will continue to serve as a director of the Company

•	On February 8, 2011 an amount of $10,660 was drawn down in order to partially finance the construction cost of the Hull PN-064 (tbr Star Polaris).

•
On February 18, 2011 the Company received a letter from Korea Line Corporation ("KLC"), the charterer of the vessel Star Gamma requesting an agreement to adjust the charter hire. Additionally, the Company was notified of the commencement of rehabilitation proceedings of KLC in Korea and the related schedule for making claims against KLC in those proceedings. The receivers for KLC terminated the charterparty on March 9, 2011. The charter with KLC had a term that ends in December 2011. As of March 29, 2011 KLC owes the Company an amount of approximately $1.8 million in charterhire. The Company has asserted liens in respect of certain amounts due to KLC under sub-charters relating to the vessel. Letters setting out our claims for due hire and damages have been sent to the Seoul Court handling the rehabilitation proceedings of KLC. The disposition of the claims for the due amounts will be determined by the Korea Court at a future date.

•	On February 18, 2011, the Company declared cash dividends on its common stock amounting to $0.05 per share, payable on March 10, 2011.

SK 25767 0002 1183687