Form 20-F
period 2011-12-31
Star Bulk Carriers Corp.
filed 2012-03-27
CIK 1386716

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[_]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to

OR

[_]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-33869

STAR BULK CARRIERS CORP.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Republic of the Marshall Islands
(Jurisdiction of incorporation or organization)

c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece
(Address of principal executive offices)

Spyros Capralos, 011 30 210 617 8400, scapralos@starbulk.com, c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str. Maroussi 15124, Athens, Greece
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2011, there were 80,358,360 shares of common stock of the registrant outstanding.

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

[ ] Yes	[_] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer [ ]	Accelerated filer [X]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[X] U.S. GAAP	[_] International Financial Reporting Standards as issued by the International Accounting Standards Board	[_] Other

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

TABLE OF CONTENTS

PART I

PART II

PART III

Item 17. Financial Statements	92
Item 18. Financial Statements	92
Item 19. Exhibits	93

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

A.           Selected Consolidated Financial Data

The table below summarizes our recent financial information.  The information of Star Bulk and its wholly owned subsidiaries for the fiscal year ended December 31, 2007 includes the results for Star Maritime from January 1, 2007 to November 30, 2007, which is the date that the Redomiciliation Merger was completed. We refer you to the notes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. The information provided below should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements, related notes and other financial information included herein.

The historical results included below and elsewhere in this document are not necessarily indicative of the future performance of Star Bulk.

3.A.(i)           CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands of U.S. Dollars, except per share and share data)	Year Ended December 31,
	2007	2008	2009	2010	2011

Voyage revenues	3,633	238,883	142,351	121,042	106,912
Management fee income	-	-	-	-	153
	3,633	238,883	142,351	121,042	107,065

Voyage expenses	43	3,504	15,374	16,839	22,429
Vessel operating expenses	622	26,198	30,168	22,349	25,247
Drydocking expenses	-	7,881	6,122	6,576	3,096
Depreciation	745	51,050	58,298	46,937	50,224
Management fees	23	1,367	771	164	54
(Gain)/loss on derivative instruments, net	-	(251)	2,154	2,083	390
General and administrative expenses	7,756	12,424	8,742	15,404	12,455
Bad debt expense	-	-	-	2,131	3,139
Vessel impairment loss	-	3,646	75,208	34,947	62,020
Gain on time charter agreement termination	-	(9,711)	(16,219)	-	(2,010)
Loss on time charter agreement termination	-	-	11,040	-	-
Other operational loss	-	-	-	-	4,050
Other operational gain	-	-	-	(26,648)	(9,260)
	9,189	96,108	191,658	120,782	171,834

Operating (loss)/ income	(5,556)	142,775	(49,307)	260	(64,769)

Interest and Finance costs	(45)	(10,238)	(9,914)	(5,916)	(5,227)
Interest and other income	9,021	1,201	806	525	744
Loss on debt extinguishment	-	-	-	-	(307)
Total other expenses, net	8,976	(9,037)	(9,108)	(5,391)	(4,790)

Income/ (loss) before taxes	3,420	133,738	(58,415)	(5,131)	(69,559)

Income taxes	(9)	-	-	-	-
Net Income/(loss)	3,411	133,738	(58,415)	(5,131)	(69,559)

Earnings/(loss) per share, basic	0.11	2.55	(0.96)	(0.08)	(0.98)
Earnings/(loss) per share, diluted	0.09	2.46	(0.96)	(0.08)	(0.98)

Weighted average number of shares outstanding, basic	30,065,923	52,477,947	60,873,421	61,489,162	71,047,277
Weighted average number of shares outstanding, diluted	36,817,616	54,447,985	60,873,421	61,489,162	71,047,277

3.A. (ii)   CONSOLIDATED BALANCE SHEET AND OTHER FINANCIAL DATA

(In thousands of U.S. Dollars, except per share data)	Year Ended December 31,

	2007	2008	2009	2010	2011

Cash and cash equivalents	18,985	29,475	40,142	12,824	15,072

Total assets	403,742	891,376	760,641	703,250	717,928
Current liabilities, including current portion of long term debt	3,057	57,287	71,092	43,235	52,154
Total long term debt, excluding current portion	-	247,250	187,575	171,044	231,466
Common stock	425	584	611	634	804
Stockholders' equity	375,378	560,140	499,257	488,252	434,213
Total liabilities and stockholders' equity	403,742	891,376	760,641	703,250	717,928

OTHER FINANCIAL DATA

Dividends declared and paid ($0 $0.98 $0.10 $0.20 and $0.20 per share, respectively)	-	52,614	6,185	12,385	14,391
Net cash provided by operating activities	370	110,747	65,877	87,949	50,604
Net cash (used in)/ provided by investing activities	12,963	(423,305)	(1,430)	(60,151)	(122,337)
Net cash (used in)/ provided by financing activities	3,534	323,048	(53,780)	(55,116)	73,981

FLEET DATA
Average number of vessels (1)	0.21	10.76	11.97	10.81	12.26
Total ownership days for fleet (2)	75	3,933	4,370	3,945	4,475
Total available days for fleet (3)	71	3,712	4,240	3,847	4,377
Total voyage days for fleet (4)	69	3,618	4,117	3,829	4,336
Fleet utilization (5)	93%	98%	97%	99%	99%

AVERAGE DAILY RESULTS (In U.S. Dollars)
Time charter equivalent (6)	31,203	42,799	29,450	26,859	19,989
Vessel operating expenses	-	6,661	6,903	5,665	5,642
Management fees	-	348	176	41	12
General and administrative expenses	-	3,159	2,000	3,904	2,783

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

(6)
Represents the weighted average time charter equivalent, or TCE, of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.  We included under the heading "Average Daily Results" TCE revenues, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other companies. For further information concerning our calculation of TCE rate and of reconciliation of TCE rate to voyage revenue, please see "Item 5. Operating and Financial Review and Prospects – A. Operating Results."

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

Industry Specific Risk Factors

The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms and otherwise negatively impact our business.

Global financial markets and economic conditions have been, and continue to be, volatile.  Recently, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. There has been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

If the current global economic environment persists or worsens, we may be negatively affected in the following ways:

•	we may not be able to employ our vessels at charter rates as favorable to us as historical rates or operate our vessels profitably; and

•	the market value of our vessels could decrease, which may cause us to recognize losses if any of our vessels are sold.

The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Charterhire rates for drybulk carriers are volatile and may further decrease in the future, which would adversely affect our earnings and ability to pay dividends.

We currently own and operate a fleet of 14 vessels consisting of six Capesize drybulk carriers and eight Supramax drybulk carriers with a weighted average age of 10.0 years and a combined cargo carrying capacity of approximately 1,475,005 dwt. The drybulk shipping industry is cyclical with attendant volatility in charterhire rates and profitability. The degree of charterhire rate volatility among different types of drybulk carriers varies widely, however, the abrupt and dramatic downturn in the drybulk charter market has severely affected the entire drybulk shipping industry.  The Baltic Dry Index, or the BDI, which is published daily by the Baltic Exchange Limited, or the Baltic Exchange, a London-based membership organization that provides daily shipping market information to the global investing community, is an average of selected ship brokers' assessments of time charter rates paid by a customer to hire a drybulk vessel to transport drybulk cargoes by sea.  The BDI has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market.  The BDI declined 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and remained volatile during 2009, reaching a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009. The BDI continued its volatility in 2010, increasing from 3,235 in January 2010 to a high of 4,209 in May 2010 before subsequently decreasing to a low of 1,700 in July 2010. Following a short period of increase in the third quarter of 2010, the BDI fell to near July 2010 levels by the end of 2010. The BDI further decreased in 2011 reaching a low of 1,043 in February and has continued to decline in 2012 to 753 as of January 26, 2012.  As of March 23 the BDI stood at 908.

This downturn in drybulk charter rates and their volatility, which has resulted from the economic dislocation worldwide and the disruption of the credit markets, have had a number of adverse consequences for drybulk shipping, including, among other things:

•	an absence of financing for vessels;

•	no active second-hand market for the sale of vessels;

•	extremely low charter rates, particularly for vessels employed in the spot market;

•	widespread loan covenant defaults in the drybulk shipping industry; and

•	declaration of bankruptcy by some operators and shipowners as well as charterers.

The occurrence of one or more of these events could adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends.  There can be no assurance that the drybulk charter market will recover over the next several months and the market could continue to decline further.

If the drybulk shipping market remains depressed in the future, our earnings and available cash flow may decrease.  Our ability to re-charter our vessels on the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the drybulk shipping market.

An over-supply of drybulk carrier capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for drybulk cargoes carried internationally at sea, including coal, iron, ore, grains and minerals.  The market supply of drybulk carriers has been increasing, as the number of drybulk carriers on order was recently at near historic highs.  These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2011. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of drybulk carrier capacity, particularly in conjunction with slowdown in demand for vessel capacity, could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. If the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our drybulk carriers expire or are terminated, we may only be able to recharter those vessels at reduced rates or we may not be able to charter our vessels at all. The charters for eight of our vessels expire in 2012.

The factors affecting the supply and demand for vessel capacity are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for vessel capacity include:

•	demand for and production of drybulk products;

•	global and regional economic and political conditions, including armed conflicts, terrorist activities, and strikes;

•	the distance drybulk cargo is to be moved by sea;

•	changes in seaborne and other transportation patterns;

•	natural disasters and other disruptions in international trade;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of vessel capacity include:

•	the number of new building deliveries;

•	port and canal congestion;

•	the scrapping of older vessels;

•	vessel casualties;

•	the number of vessels that are out of service;

•	changes in environmental and other regulations that may limit the useful life of vessels; and

•	changes in the production of drybulk products.

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

Many of our vessels will soon be exposed to the volatilities of the drybulk charter markets.

Drybulk charter markets have experienced significant continued weakness in 2011. We currently have six vessels in the spot market and the current time charters for six  of our vessels are scheduled to expire by October 2012. The time charter market is highly competitive and spot and short-term trip charter market charterhire rates (which affect time charter rates) may fluctuate significantly based upon the supply of, and demand for, seaborne drybulk shipping capacity. Our ability to re-charter our vessels on the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the drybulk shipping market. The drybulk carrier charter market is volatile, and in the past, time charter and spot market charter rates for drybulk carriers have declined below operating costs of vessels. If we are required to charter these vessels at a time when demand and charter rates are very low, we may not be able to secure time charter or spot market employment for our vessels at all or at reduced and potentially unprofitable rates. As a result, our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our credit facilities may be affected.

An economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of drybulk commodities in ports in the Asia Pacific region. Continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. While the growth rate of China's GDP increased for the year ended December 31, 2011, as compared to the year ended December 31, 2010, the Chinese GDP growth rate remains below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

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

The fair market values of our vessels have generally experienced high volatility and have declined significantly. The market prices for secondhand Capesize and Supramax drybulk carriers have decreased sharply from their historically high levels.  The fair market value of our vessels may continue to fluctuate (i.e., increase and decrease) depending on a number of factors including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry, including competition from other shipping companies;

•	types, sizes and ages of vessels;

•	supply and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations;

•	technological advances; and

•	competition from other shipping companies and other modes of transportation.

In addition, as vessels grow older, they generally decline in value. If the fair market value of our vessels declines further, we may not be in compliance with certain provisions of our term loans and we may not be able to refinance our debt or obtain additional financing. In addition, if we sell one or more of our vessels at a time when vessel prices have fallen, this would result in a loss and a reduction in earnings.

Drybulk carrier values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China, which resulted in falling iron ore prices and increased stockpiles in Chinese ports. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels. Charter rates may remain at low levels for some time which will adversely affect our revenue and profitability.

In addition, because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings.  If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings.  We recorded an impairment charge for the Star Alpha during the year ended December 31, 2009, Star Beta during the year ended December 31, 2010, and Star Sigma and Star Ypsilon, during the year ended December 31, 2011.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although sea piracy worldwide decreased slightly in 2011 for the first time in five years, throughout 2008, 2009 and 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones by insurers or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Disruptions in world financial markets and the resulting governmental action in the United States, Europe, and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, including uncertainty related to the continuing discussions in the United States regarding the federal debt ceiling and recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our results of operations and cash flows.

The United States, the European Union and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, or the SEC, and other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Credit markets and the debt and equity capital markets have been exceedingly distressed.

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

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which will be activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

Charter rates are subject to seasonal fluctuations and market volatility, which may adversely affect our financial condition and ability to pay dividends.

Currently, eight of our vessels are chartered on medium to long-term time charters with an average remaining term of approximately 2.6 years, and six of our vessels are employed in the spot market.  Demand for vessel capacity has historically exhibited seasonal variations and, as a result, fluctuations in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results for vessels trading in the spot market. The drybulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. As a result, our revenues from our drybulk carriers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues from our drybulk carriers may be stronger in fiscal quarters ended December 31 and March 31. Seasonality in the sector in which we operate could materially affect our operating results and cash available for dividends in the future.

Rising fuel prices may adversely affect our profits.

Fuel is a significant, if not the largest, expense in our shipping operations when vessels are not under period time charters. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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

The international shipping industry is an inherently risky business involving global operations. Our vessels and their cargoes are at a risk of being damaged or lost because of events such as mechanical failure, collision, human error, war, terrorism, piracy, marine disasters, and bad weather and other acts of God.  In addition, changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These sorts of events could interfere with shipping routes and result in market disruptions which may reduce our revenue or increase our expenses.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock.

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan, and Syria.  Neither we, nor any of our subsidiaries, have ever entered or have any future plans to enter, directly or indirectly, any contracts, agreements, or other arrangements with the governments of Iran, Syria, Sudan, or Cuba, or any entities controlled by the governments of those countries, including any entities organized in these countries. Since our inception, and to the best of our knowledge, our only contact with Iran, Syria, Sudan, or Cuba was an indirect contact, through an unaffiliated charterer, involving one our vessels, the Star Omicron.  At the charterer's direction, this vessel called on Iran once during January 2011.  The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.  We may not be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations.  Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Political instability, terrorist attacks and international hostilities can affect the seaborne transportation industry, which could adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends if reinstated in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East, North Africa and other geographic countries and areas, terrorist or other attacks, war or international hostilities. Terrorist attacks such as those in New York on September 11, 2001, in London on July 7, 2005, and in Mumbai on November 26, 2008, and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including Egypt, and North Africa, including Libya, and the presence of U.S. and other armed forces in Iraq, Afghanistan, and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all and any of these occurrences could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert "sister ship" liability against a vessel in our fleet for claims relating to another of our vessels.

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

As of March 23, 2012, we had outstanding indebtedness of $250.1 million and we expect to incur additional indebtedness as we continue to grow our fleet. This level of debt could have important consequences to us, including the following:

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

Our ability to service our debt will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, a lack of liquidity in the debt and equity markets could hinder our ability to refinance our debt or obtain additional financing on favorable terms in the future.  In addition, our loan agreements may impose operation restrictions on us such as changing the management of our vessels.  Please see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Senior Secured Credit Facilities."

We may be unable to comply with the covenants contained in our loan agreements, which would affect our ability to conduct our business.

Our loan agreements for our borrowings, which are secured by mortgages on our vessels, contain various financial and other covenants. Among those covenants are requirements that relate to our financial position, operating performance and liquidity.

The market value of drybulk vessels is sensitive, among other things, to changes in the drybulk charter market, with vessel values deteriorating in times when drybulk charter rates are falling and improving when charter rates are anticipated to rise. The current low charter rates in the drybulk market, along with the oversupply of drybulk carriers and the prevailing difficulty in obtaining financing for vessel purchases, have adversely affected drybulk vessel values, including the vessels in our fleet. As a result, we may not meet certain minimum asset coverage ratios and other financial ratios which are included in our loan agreements.

Under our $120.0 million loan agreement with Commerzbank AG, we are subject to customary covenants, including one to maintain a ratio of the market value of the vessels mortgaged as collateral to the outstanding borrowings of not less 135%.  We determined that as of December 31, 2011, the market value of the vessels mortgaged under the loan agreement was less than 135% of the amount of those borrowings as required. On January 30, 2012, we paid our next regularly scheduled quarterly payment of $2.75 million and as a result maintained the required ratio of the market value of the vessels mortgaged as collateral to the outstanding borrowings of not less than 135%.

We determined as of December 31, 2011 that the market value of the vessels mortgaged under our $31.0 million loan agreement with ABN AMRO Bank was less than the minimum required security cover, which requires the value of the mortgaged vessel plus any additional security to be at least 135% of outstanding borrowings.  On January 26, 2012, we entered into an agreement with ABN AMRO Bank to amend (i) the minimum required security cover covenant from 135% to 100% and (ii) the leverage ratio, which is defined as the total liabilities of the borrower over the market value of all vessels owned, increased from 70% to 75%. Both amendments cover the period from January 26, 2012 to January 31, 2013.  In addition, the interest margin was increased from 2.9% to 3.4% per annum during this period.

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

We may be unable to pay dividends.

We pay dividends, if any, on a quarterly basis from our operating surplus, in amounts that allowed us to retain a portion of our cash flows to fund vessel or fleet acquisitions, and for debt repayment and other corporate purposes, as determined by our management and board of directors.

In addition, the declaration and payment of any future dividends will be subject at all times to the discretion of our board of directors.  The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends, or if there is no surplus, dividends may be declared or paid out of net profits for the fiscal year.

If we enter into newbuilding contracts for the construction and acquisition of new vessels, delays or defaults by the shipyards in the construction and delivery of such newbuildings could increase our expenses and diminish our net income and cash flows.

We may enter newbuilding contracts for the construction and acquisition of new vessels. These projects are subject to the risk of delay or defaults by the shipyards caused by, among other things, unforeseen quality or engineering problems, work stoppages, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, and inability to obtain the requisite permits or approvals. In accordance with industry practice, in the event the shipyards are unable or unwilling to deliver the vessels, we may not have substantial remedies. Failure to construct or deliver the ships by the shipyards or any significant delays could increase our expenses and diminish our net income and cash flows.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We derive a significant part of our charterhire from a small number of customers.  For the year ended December 31, 2011, we derived 71% of our voyage revenues from five charterers, as presented in our statement of operations. Currently, eight of our vessels are employed under fixed rate period charters to five customers. If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

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

If we lose a key customer, we may be unable to obtain charters on comparable terms or may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations.  The time charters for all of our vessels provide for charter rates that are significantly above current market rates, particularly spot market rates that most directly reflect the current depressed levels of the drybulk charter market. If it were necessary to secure substitute employment, in the spot market or on time charters, for any of these vessels due to the loss of a customer in these market conditions, such employment would be at a significantly lower charter rate than currently generated by such vessels, or we may be unable to secure a charter at all, in either case, resulting in a significant reduction in revenues. The loss of any of our customers or time charters, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

The failure of our charterers to meet their obligations under our time charter agreements, on which we depend for substantially all of our revenues, could cause us to suffer losses or otherwise adversely affect our business.

Currently, eight of our vessels are chartered on medium to long-term time charters with an average remaining term of approximately 2.6 years, and six of our vessels are employed in the spot market.  For the year ended December 31, 2011, 71% of our voyage revenues-net of commissions were generated from five charterers. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. Consistent with drybulk shipping industry practice, we have not independently analyzed the creditworthiness of the charterers. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities such as iron ore, coal, grain, and other minor bulks. In addition, in these depressed market conditions, certain charterers, including some of our charterers, are renegotiating the terms of the charters or defaulting on their obligations under the charters.  In the event a charterer fails to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on charters may be at lower rates, depending on the then existing charter rate levels, compared to the rates currently being charged for our vessels.  As of March 23, 2012, all of our vessels employed on time charters earn daily rates that we believe are greater than the prevailing daily spot market rates.

We previously entered into time charters for the Star Epsilon and the Star Kappa that were scheduled to expire in 2014. We withdrew the vessels from their charterers' service because of the charterers' repudiatory breach of time charter agreements.  Arbitration proceedings have commenced against the charterers of the vessels in London to pursue damages arising from such breach, which will include the loss of hire.

We previously entered into a time charter for the Star Ypsilon that was scheduled to expire in July 2011.  We withdrew the vessel from their charterers' service because of the charterers' repudiatory breach of time charter agreements.  In October 2010, we settled our outstanding claims with respect to the Star Ypsilon and employed the vessels under new time charter agreements at rates lower than we would have earned under the breached charter agreement.

The Star Sigma was previously time chartered to Pacific Bulk Shipping Ltd., or Pacific Bulk, for a minimum of 36 months and a maximum of 41 months.  At Pacific Bulk's request, we agreed to extend the term of the time charter to a minimum of 56 months and a maximum of 61 months at a lower daily rate. On December 31, 2011, the Star Sigma was redelivered to us early and on January 4, 2012, we entered into any agreement with Pacific Bulk to accept the early redelivery of the vessel in exchange for an aggregate of $6.454 million consisting of a cash payment of $5.734 million and 1,027 metric tons of fuel valued at $0.720 million.

In February 2011, Korea Line Corporation, or KLC, the then charterer of the Star Gamma and Star Cosmo commenced rehabilitation proceedings in Seoul, Korea. Under the rehabilitation plan approved by the KLC's creditors on October 14, 2011 we were entitled to receive compensation for the nonpayment of hire for the Star Gamma and Star Cosmo of $6.839 million, 37% of which was to be repaid in cash over a period of ten years and the remaining 63% in the form of KLC's common shares.  In addition, we entered into an agreement with KLC related to the nonpayment of hire for the Star Gamma pursuant to which an amount of $172,429 was received in October 2011 and an amount of $172,429 will be received in October 2012.  We also entered into two tripartite agreements with KLC and the sub-charterers of the Star Gamma and the Star Cosmo following the exercise of liens on the sub hires due to KLC. Under these agreements, we received $86,177 in December 2011 from the sub-charterer of the Star Gamma and $120,604 from the sub-charterer of the Star Cosmo in March 2012.  As of December 31, 2011, we determined that $497,842 is not recoverable due to the long term period of KLC's rehabilitation plan and the uncertainty surrounding the continuation of KLC's operations, and recognised  a respective provision, which is included  under  "Bad debt expense" in the accompanying consolidated statements of operations.  We refer you to Item 8. "Financial Information – Legal Proceedings" for a discussion of the outstanding claims related to our vessels.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We have entered into, and may enter into in the future, various contracts, including charterparties and contracts of affreightment (COAs) with our customers, newbuilding contracts with shipyards and credit facilities with our lenders. We also enter into time charters and voyage charters as a charterer. These agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses.  We seek to minimize our counterparty risk by doing business with well established customers and financial institutions. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be subject to litigation, arbitration and other proceedings that could have an adverse effect on our business.

On an ongoing basis, we are involved in litigation arising in the ordinary course of business, or otherwise.  We may be exposed to litigation related to personal injury, environmental matters, contractual disagreements, taxes, securities, or maritime matters.  We cannot predict with certainty the outcome or effect of any claim or other litigation matter, or a combination of these.  If we are involved in any future litigation, or if our positions concerning current disputes are found to be incorrect, this may have an adverse effect on our business, financial position, results of operations and ability to pay dividends, because of potential negative outcomes, the costs associated with asserting our claims or defending such lawsuits, and the diversion of management's attention to these matters.

Investment in derivative instruments such as freight derivatives  or other derivative instruments could result in losses.

From time to time, we may take positions in derivative instruments including freight derivatives and other derivative instruments such as bunkers derivatives. Generally, freight derivatives may be used to hedge a vessel owner's exposure to the charter market for a specified route and period of time, whereas bunker derivatives may be used to hedge the fluctuations in bunker prices. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the freight derivative is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in freight derivatives or other derivative instruments we could suffer losses in the settling or termination of the freight or other derivative instruments. This could adversely affect our results of operation and cash flow.

We may have difficulty managing our planned growth properly.

We intend to continue to expand our fleet. Our future growth will primarily depend on our ability to:

•	locate and acquire suitable vessels;

•	identify and consummate acquisitions or joint ventures;

•	obtain required financing;

•	integrate any acquired vessels successfully with our existing operations;

•	hire, train, and retain qualified personnel and crew to manage and operate our growing business and fleet;

•	enhance our customer base; and

•	manage our expansion.

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

Interest in most loan agreements in our industry is based on published London Interbank Offered Rates (LIBOR). The London market for Dollar loans between banks has recently been volatile, with the spread between published LIBOR and the lending rates actually charged to banks in the London interbank market widening significantly at times. For the past two years LIBOR was at historical lows.  Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, an increase in LIBOR would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

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

Our success depends to a significant extent upon the abilities and efforts of our management team. As of March 23, 2012 we had fifty-three employees.  Fifty-one of our employees, through our wholly owned subsidiaries, Star Bulk Management Inc., or Star Bulk Management, and Starbulk S.A, are engaged in the day to day management of the vessels in our fleet. Our success depends upon our ability to retain key members of our management team and the ability of Star Bulk Management to recruit and hire suitable employees. The loss of any members of our senior management team could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain "key-man" life insurance on any of our officers or employees of Star Bulk Management and/or Starbulk S.A.

We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.

Our success depends in large part on the ability of us to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense due to the increase in the size of the global shipping fleet. If we are not able to obtain higher charter rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. If we cannot hire, train and retain a sufficient number of qualified employees, we may be unable to manage, maintain and grow our business, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Our operating and financial systems may not be adequate as we expand our fleet, and our attempts to implement those systems may be ineffective. In addition, we rely on our wholly-owned subsidiaries, Star Bulk Management and Starbulk S.A., to recruit shoreside administrative and management personnel and for crew management. Shoreside personnel are recruited by Star Bulk Management and Starbulk S.A. through referrals from other shipping companies and traditional methods of securing personnel, such as placing classified advertisements in shipping industry periodicals. Star Bulk Management had sub-contracted crew management for Star Cosmo, which includes the recruitment of seafarers to Union Commercial Inc., or Union until June 30, 2011, when we transferred these vessel management services to Starbulk S.A, our in-house vessel manager. Star Bulk Management, Starbulk S.A. and its crewing agent may not be able to continue to hire suitable employees as Star Bulk expands its fleet. If we are unable to operate our financial and operations systems effectively, recruit suitable employees or if our unaffiliated crewing agent encounters business or financial difficulties, our performance may be materially adversely affected.

Labor interruptions could disrupt our business.

Star Bulk Management and Starbulk S.A. currently provide the crew for all of our vessels, which are manned by masters, officers and crews that are employed by our shipowning subsidiaries.  If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels.  These laws and regulations include, but are not limited to, the regulations of the International Maritime Organization, or IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships of 1975, International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the U.S. Oil Pollution Act of 1990, or OPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002.  Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels.  We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions (including greenhouse gas emissions), the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents.  Additionally, we cannot predict the cost of compliance with any new regulations that may be promulgated as a result of the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico.

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

For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classes are required to be performed as follows:

•
Annual Surveys:  For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.

•
Intermediate Surveys:  Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal.  Intermediate surveys are to be carried out at or between the occasion of the second or third annual survey.

•
Class Renewal Surveys:  Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull.  At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures.  Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals.  The classification society may grant a one-year grace period for completion of the special survey.  Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear.  In lieu of the special survey every four or five years, depending on whether a grace period was granted, a vessel owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.  Upon a vessel owner's request, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class.  This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere.  The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections.  If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the vessel owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies.  All of our vessels are certified as being "in class" by RINA, ABS and NKK a major classification societies.

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

The operation of drybulk carriers has certain unique operational risks. With a drybulk carrier, the cargo itself and its interaction with the vessel can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the drybulk carrier. Drybulk carriers damaged due to treatment during unloading procedures may be more susceptible to a breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of their holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the drybulk carrier's bulkheads leading to the loss of the drybulk carrier.

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

We may be subject to increased premium payments, or calls, in amounts based on our claim records and the claim records of our fleet managers as well as the claim records of other members of the protection and indemnity associations (P&I Associations) through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our P&I Associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

We are a holding company, and our subsidiaries, which are all directly and wholly owned by us, conduct all of our operations and own all of our operating assets.  As a result, our ability to satisfy our financial obligations and to pay dividends to our shareholders depends on the ability of our subsidiaries to generate profits available for distribution to us and, to the extent that they are unable to generate profits, we may be unable to pay dividends to our shareholders.

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

We expect that we will qualify for this statutory tax exemption and we have taken this position for U.S. federal income tax return reporting purposes for 2011 and we intend to take this position for 2012. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For instance, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a 5% or greater interest in our common stock owned, in the aggregate, 50% or more of our outstanding common stock for more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances with regard to our tax-exempt status or that of any of our subsidiaries.

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

We will be treated as a "passive foreign investment company," or "PFIC", for U.S. federal income tax purposes if either (1) at least 75% of our gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of our assets produce, or are held for the production of, those types of "passive income," to which the Company refers to as "passive assets." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In addition, U.S. shareholders of a PFIC may be required to file an annual report containing such information as the Secretary of the U.S. Department of the Treasury may provide.

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

Initial stockholders of Star Maritime who purchased common stock and units in private transactions prior to Star Maritime's initial public offering have certain registration rights which require us, under certain circumstances, to register the resale of their shares. Pursuant to those registration rights, we have included in a registration statement (File No. 333-156843), which was declared effective by the Commission on February 17, 2009, for the resale registration of 14,305,599 shares of common stock. The resale of these common shares in addition to the registration of other securities included in such registration statement may have an adverse effect on the market price of our common stock.  In addition, on September 20, 2011, we filed a registration statement on Form S-8 (File No. 333-176922) that covers the resale of up to 4,665,100 of our common shares that have been and may be issued under our 2007, 2010 and 2011 equity incentive plans.  The resale of these common shares may have an adverse effect on the market price of our common stock.

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

The market price of our common shares has fluctuated widely and may fluctuate widely in the future, or there may be no continuing public market for you to resell our common stock.

The market price of our common stock has fluctuated widely since our common shares began trading on the Nasdaq Global Select Market in December 2007, and may continue to do so as a result of many factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, mergers and strategic alliances in the shipping industry, market conditions in the shipping industry, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors and the general state of the securities market.  Further, there may be no continuing active or liquid public market for our common stock.

The market price of our common stock has dropped below $5.00 per share, and the last reported sale price on the Nasdaq Global Select Market on March 23, 2012 was $0.94 per share. If the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares. In addition, under the rules of the Nasdaq Global Select Market, listed companies are required to maintain a share price of at least $1.00 per share and if the closing share price stays below $1.00 for a period of 30 consecutive business days, then the listed company would have a cure period of at least 180 days for the purpose of regaining compliance with the $1.00 per share minimum. If the price of our common stock falls below $1.00 and we are unable to regain compliance, we may be involuntarily delisted from the Nasdaq Global Select Market.

The shipping industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price, or that you will be able to sell them at all.

Item 4.   Information on the Company

A.           History and development of the Company

We were incorporated in the Marshall Islands on December 13, 2006. Our executive offices are located at c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece and our telephone number is 011 30 210 617 8400.

Star Maritime Acquisition Corp., or Star Maritime, was organized under the laws of the State of Delaware on May 13, 2005 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or similar business combination, one or more assets or target businesses in the shipping industry. Following the formation of Star Maritime, its officers and directors were the holders of 9,026,924 shares of common stock representing all of our then issued and outstanding capital stock. On December 21, 2005, Star Maritime consummated its initial public offering of 18,867,500 units, at a price of $10.00 per unit, each unit consisting of one share of Star Maritime common stock and one warrant to purchase one share of Star Maritime common stock at an exercise price of $8.00 per share. In addition, Star Maritime completed during December 2005 a private placement of an aggregate of 1,132,500 units each unit consisting of one share of common stock and one warrant, to Mr. Pappas our Chairman of the Board, Mr. Erhardt, one of our directors, and Mr. Tsirigakis, our former Chief Executive Officer and former director effective March 31, 2012 and Mr. Syllantavos, our former Chief Financial Officer. The gross proceeds of the private placement of $11.3 million were used to pay all fees and expenses of the initial public offering and as a result, the entire gross proceeds of the initial public offering amounting to $188.7 million were deposited in a trust account maintained by American Stock Transfer & Trust Company. Star Maritime's common stock and warrants started trading on the American Stock Exchange under the symbols, SEA and SEA.WS, respectively on December 21, 2005.

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

Vessel Acquisitions, Dispositions and Other Significant Transactions

Vessel Acquisitions

On February 18, 2010, we entered into an agreement to acquire from an unaffiliated third party, a 2000 built, 171,000 dwt., Capesize drybulk carrier Nord-Kraft (to be renamed Star Aurora) vessel for approximately $42.5 million.  We financed the purchase of this vessel with a combination of cash and bank debt.  In March 2010, we entered into a time charter agreement with Rio Tinto for the Star Aurora for a period of approximately three years at a gross daily rate of $27,500, which commenced upon the delivery of the Star Aurora to us in September 2010.

On March 24, 2010, we entered into an agreement with Hanjin Heavy Industries for the construction of the Star Borealis, a 179,678 dwt Capesize vessel, for $53.6 million.  We entered into a ten year time charter agreement for this vessel with STX Panocean at a gross daily hire of $24,750, which commenced on its delivery to us on September 9, 2011.

On April 6, 2010, we entered into an agreement with Hanjin Heavy Industries for the construction of the Star Polaris, a 179,546 dwt Capesize vessel, for $53.3 million.  We entered into a two year time charter agreement, with a charterer's option for an additional year, for this vessel with Louis Dreyfus Commodities Suisse SA at a gross daily hire of $16,500 for the first two years and $19,000 for the optional year, which commenced on its delivery to us on November 14, 2011.

We financed the construction of the Star Borealis and Star Polaris described above with a combination of cash and bank debt.

On May 12, 2011, we entered into agreements to acquire the Star Big and the Star Mega, two secondhand Capesize vessels, with attached long term time charters, for an aggregate purchase price of approximately $51.5 million with long term time charters attached. The Star Big has a carrying capacity of approximately 168,404 dwt and the Star Mega has a carrying capacity of approximately 170,631 dwt.  The vessels were acquired from companies in which family members of our Chairman held minority stakes, and were financed through a combination of our cash, bank debt, and a portion of the proceeds of an underwritten public offering that closed in July 2011. The Star Big and the Star Mega were delivered to us on July 25, 2011 and August 16, 2011, respectively.

Vessel Dispositions

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

On February 22, 2012 the Company entered into an agreement with a third party in order to sell the vessel Star Ypsilon together with a quantity of 667 metric tons of fuel oil, for a contracted price of $9.13 million less address commission of 3% and brokerage commission of 1%.  The vessel was delivered to its purchasers on March 9, 2012. Due to the sale of vessel Star Ypsilon, the Company prepaid an amount of $7.36 million on March 7, 2012, in accordance with the terms of the $64.5 million loan agreement with HSH Nordbank AG and the mortgage over the respective vessel was released.

Other Significant Transactions

On January 20, 2011, we entered into a term loan agreement with Credit Agricole Corporate and Investment Bank for up to $70.0 million to partially finance the construction of our two Newbuildings, the Star Borealis and Star Polaris, which were delivered to us in 2011. The total amount that was drawn down upon the delivery of each vessel totaled  $67.275 million. Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

On July 21, 2011, we entered into a $31.0 million senior secured credit facility with ABN AMRO Bank N.V. to partially finance the purchase of the Star Big and the Star Mega.  As of December 31, 2011, the total amount of this loan facility has been drawn down.  Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

On July 22, 2011, we offered and sold 16,700,000 common shares in an underwritten public offering.  This offering was priced at $1.80 per share, less underwriting discounts, which resulted in net proceeds to us before expenses of approximately $28.8 million.  We used the net proceeds from this offering to fund a portion of the aggregate purchase price of the Star Big and the Star Mega, and for general corporate purposes.

On August 10, 2011, our Board of Directors reinstated our share repurchase plan to acquire up to a maximum of $3.0 million of our common shares at a maximum price of $1.30 per share. On November 9, 2011, our Board of Directors extended the duration of the share repurchase plan until December 31, 2012. All shares to be purchased under the plan shall be in the sole discretion of our Board of Directors and in compliance with the plan.  In addition, the repurchased common shares shall be cancelled, and removed from our share capital and returned to our authorized unissued common shares. No shares were repurchased during the year ended December 31, 2011. As of March 23, 2012, under our share repurchase plan we have purchased an aggregate of 319,413 common shares at an average price of $0.98 per share and have $2.7 million of remaining capacity under the plan.

On October 3, 2011, we entered a new $64.5 million secured term loan agreement with HSH Nordbank, which has up to a five year term and bears interest at LIBOR plus margin.  The borrowings under this loan agreement together with $5.3 million of own cash were used to repay in full the outstanding borrowings under our two loan facilities with Piraeus Bank. Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

On January 4, 2012, we entered an agreement with Pacific Bulk to accept the early redelivery to us of the Star Sigma on December 31, 2011 in exchange for an aggregate of $6.454 million consisting of a cash payment of $5.734 million and 1,027 metric tons of fuel valued at $0.720 million.

.

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

Our Fleet

We own and operate a fleet of 14 vessels consisting of six Capesize drybulk carriers and eight Supramax drybulk carriers with a weighted average age of 10.0 years and a combined cargo carrying capacity of approximately 1,475,005 dwt. Our fleet carries a variety of drybulk commodities including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks. We currently charter eight of our vessels on medium- to long-term time charters with an average remaining term of approximately 2.6 years, and six of our vessels are currently employed in the spot market.

The following table presents summary information concerning our fleet as of March 23, 2012:

Vessel Name	Vessel Type	Size (dwt.)	Year Built		Daily Gross Hire Rate	Type/ Month of Contract Expiry
Star Aurora	Capesize	171,199	2000		$27,500	Time charter/ July 2013
Star Big	Capesize	168,404	1996		$25,000	Time charter/ November 2015
Star Borealis	Capesize	179,678	2011		$24,750	Time charter/ July 2021
Star Mega	Capesize	170,631	1994		$24,500	Time charter/ August 2014
Star Polaris (1)	Capesize	179,546	2011		$16,500	Time charter/ October 2013
Star Sigma (2)	Capesize	184,403	1991	$	Freight 28.5/ mt	Voyage charter/ Expected March 2012
Star Cosmo (4)	Supramax	52,247	2005		$11,750	Time charter/ July 2012
Star Delta (4)	Supramax	52,434	2000		$11,000	Time charter/ April 2012
Star Epsilon (4)	Supramax	52,402	2001		$12,000	Time charter/ August 2012
Star Gamma (3)	Supramax	53,098	2002		$14,050	Time charter/ July 2013
Star Kappa	Supramax	52,055	2001		$12,500	Time charter/ October 2012
Star Omicron	Supramax	53,489	2005	$	Freight 34.5/ mt	Voyage charter/ Expected April 2012
Star Theta	Supramax	52,425	2003		$14,100	Time charter/ September 2012
Star Zeta (4)	Supramax	52,994	2003		$11,000	Time charter/ March 2012

(1)	Our charterer has an option to extend this time charter for one year at a gross daily rate of $19,000.

(2)
The Star Sigma, which was chartered to Pacific Bulk until October 2013, was redelivered to us early on December 31, 2011. On January 4, 2012 we entered into an agreement with Pacific Bulk to accept the early redelivery of the vessel in exchange for an aggregate of $6.454 million consisting of a cash payment of $5.734 million and 1,027 metric tons of fuel valued at approximately $0.720 million.

(3)	Our charterer has an option to extend this time charter for one year at a gross daily rate of $15,500.

(4)	For the purposes of this report, we consider these vessels to be employed in the spot market as a result of the short expiry of their current charters.

We actively manage the deployment of our fleet on time charters, which generally can last up to several years. We currently charter eight of our vessels on medium to long term time charters with an average remaining term of approximately 2.6 years, and employ six of our vessels in the spot market. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs.  We pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, as well as for commissions.  In both cases, we are responsible for the drydocking costs relating to each vessel. Our vessels operate worldwide within the trading limits imposed by our insurance terms and we do not operate our vessels in areas where United States, European Union or United Nations sanctions have been imposed.

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

Customers

As of March 23, 2012, our vessels were chartered as follows: Rio Tinto for Star Aurora, Cargill for Star Gamma and Star Theta, Louis Dreyfus for Star Delta, Star Polaris, and Star Zeta, Pacific Basin for Star Kappa, Hyundai Merchant Marine for Star Cosmo, STX Panocean for Star Borealis, SK Shipping for Star Epsilon, OCP Maroc Phosphore for Star Omicron, and  major international companies for Star Big, Star Mega, and Star Sigma.  For the year ended December 31, 2011, we derived 71% of our voyage revenues from five of our customers.

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

Management of the Fleet

As of December 31, 2011, we had fifty-three employees. Fifty-one of our employees, through Star Bulk Management and Starbulk S.A., were engaged in the day to day management of the vessels in our fleet. Star Bulk Management and Starbulk S.A. perform operational and technical management services for the vessels in our fleet, including chartering, marketing, capital expenditures, personnel, accounting, paying vessel taxes and maintaining insurance.  Our Chief Executive Officer and Chief Financial Officer are also the senior management of Star Bulk Management. Star Bulk Management employs such number of additional shore-based executives and employees designed to ensure the efficient performance of its activities.

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

Starbulk S.A., our wholly owned subsidiary, provides the technical and crew management of all of our vessels.  Technical management includes maintenance, drydocking, repairs, insurance, regulatory and classification society compliance, arranging for and managing crews, appointing technical consultants and providing technical support. Prior to June 30, 2011, the technical and crew management for the Star Cosmo was provided by Union Commercial Inc., an unaffiliated ship management company. The agreement with Union Commercial was terminated on June 30, 2011. From June 30, 2011 onwards Star Bulk S.A. provides the crew and the technical management for all of our vessels.

On May 12, 2011, Starbulk S.A. entered into an agreement with Serenity Maritime Inc., an unaffiliated Marshall Islands company, for the commercial and technical management of the Serenity I, a 2006 built Supramax drybulk carrier formerly managed by Combine Marine Inc., a company founded by our Chairman. Pursuant to the terms of this management agreement, we receive a fixed management fee of $750 per day for a one year term beginning on June 11, 2011 that will extend thereafter until terminated by either party upon two months prior written notice. This vessel is managed under the same strategy as the other vessels in our fleet.

Crewing

Star Bulk Management is responsible for recruiting, either directly or through a technical manager or a crew manager, the senior officers and all other crew members for the vessels in our fleet.  Star Bulk Management has the responsibility to ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that the vessels are manned by experienced and competent and trained personnel. Star Bulk Management is also responsible for insuring that seafarers' wages and terms of employment conform to international standards or to general collective bargaining agreements to allow unrestricted worldwide trading of the vessels.  Since January 19, 2010, Star Bulk Management and Starbulk S.A., our wholly owned subsidiaries, gradually started to provide in-house crewing management to our vessels. From June 30, 2011 onwards, Star Bulk Management and Starbulk S.A. provide the crewing management for all of our vessels.

The International Drybulk Shipping Industry

Drybulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. In 2011, based on preliminary figures, it is estimated that approximately 3.7 billion tons of drybulk cargo was transported by sea.

The demand for drybulk carrier capacity is derived from the underlying demand for commodities transported in drybulk carriers, which is influenced various factors such as globalization trends, geological structure, political factors, and weather. The demand for drybulk carriers is determined by the volume and geographical distribution of seaborne drybulk trade, which in turn is influenced by general trends in the global economy and factors affecting demand for commodities. During the 1980s and 1990s seaborne drybulk trade increased by 1-2% per annum. However, between 2000 and 2011, seaborne drybulk trade increased at a compound annual growth rate of 4.0%. The global drybulk carrier fleet may be divided into four categories based on a vessel's carrying capacity.  These categories consist of:

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

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  As of February 1, 2012, the global drybulk carrier orderbook amounted to 189.2 million dwt, or 30.5% of the existing fleet at that time, with most vessels on the orderbook expected to be delivered within 48 months. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk carriers at or over 25 years old are considered to be scrapping candidate vessels.

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

Within the drybulk shipping industry, the charterhire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange, such as BDI. These references are based on actual charterhire rates under charter entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Panamax Index is the index with the longest history. The Baltic Capesize Index and Baltic Handymax Index are of more recent origin.

The drybulk shipping industry is cyclical with attendant volatility in charterhire rates and profitability. The degree of charterhire rate volatility among different types of drybulk carriers varies widely, however, the abrupt and dramatic downturn in the drybulk charter market has severely affected the entire drybulk shipping industry.  The Baltic Dry Index, an index published by The Baltic Exchange of shipping rates for 20 key drybulk routes, fell 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and remained volatile during 2009, reaching a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009. The BDI continued its volatility in 2010, increasing from 3,235 in January 2010 to a high of 4,209 in May 2010 before subsequently decreasing to a low of 1,700 in July 2010. Following a short period of increase in the third quarter of 2010, the BDI fell to near July 2010 levels by the end of 2010. The BDI further decreased in 2011 to 1,043 in February 2011 and has continued to decline in 2012 to 753 as of January 26, 2012.As of March 23 the BDI stood at 908.

Vessel Prices

Newbuilding prices are determined by a number of factors, including the underlying balance between shipyard output and capacity, raw material costs, freight markets and sometimes exchange rates. In the last few years high levels of new ordering were recorded across all sectors of shipping. As a result, most of the major shipyards in Japan, South Korea and China had full orderbooks until the end of 2011, although the downturn in freight rates and the lack of funding due to the wider global financial crisis has led, and is expected to continue to lead to some of these orders being cancelled or delayed.

Newbuilding prices have increased significantly since 2003, due to tightness in shipyard capacity, high steel prices, rising labor cost, high levels of new ordering and stronger freight rates. However, with the sudden and steep decline in freight rates after August 2008 and lack of new vessel ordering, newbuilding vessel values entered a downward trend and have continued to gradually decline. In the secondhand market, the steep increase in newbuilding prices and the strength of the charter market have also affected values, to the extent that prices rose sharply in 2004/2005, before dipping in the early part of 2006, only to rise thereafter to new highs in the first half of 2008. However, the sudden and sharp downturn in freight rates since August 2008 has also had a very negative impact on secondhand values. Currently newbuilding and secondhand values are below the lows reached during 2008.

Environmental and Other Regulations in the Drybulk Shipping Industry

Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements may entail significant expense, including vessel modifications and implementation of certain operating procedures.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact, such as the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulations that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by ships, or the IMO, has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the related Protocol of 1978 relating thereto, which has been updated through various amendments (collectively, "MARPOL"). MARPOL entered into force on October 2, 1983.  It has been adopted by over 150 nations, including many of the jurisdictions in which our vessels operate.

MARPOL is broken into six Annexes, each of which regulates a different source of pollution.  Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions.  Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution.  Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000.  It also prohibits "deliberate emissions" of "ozone depleting substances," defined to include certain halons and chlorofluorocarbons.  "Deliberate emissions" are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship's repair and maintenance.  Emissions of "volatile organic compounds" from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (PCBs)) are also prohibited.  Annex VI also includes a global cap on the sulfur content of fuel oil (see below).

The IMO's Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which amendments were entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships.  By January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the current cap of 4.50%).  By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs").  By July 1, 2010, ships operating within an ECA may not use fuel with sulfur content in excess of 1.0% (from 1.50%), which is further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, certain coastal areas of North America will also be designated ECAs, as will (effective January 1, 2014), the United States Caribbean Sea.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

We believe that all our vessels are currently compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. We believe that all our vessels are in substantial compliance with SOLAS and LL Convention standards.

Under Chapter IX of SOLAS, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the owner of a vessel, or any person who has taken responsibility for operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical manager have developed for compliance with the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by classification societies under the authority of each flag state, under the ISM Code. Starbulk S.A. has obtained documents of compliance for their offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance, or the DOC, and safety management certificate, or the SMC, are renewed every five years but the DOC is subject to audit verification annually and the SMC at least every 2.5 years.  As of the date of this filing, each of our vessels is ISM code-certified.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. For example, IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force.  However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force.  Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory for our vessels.  In addition, our vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1,500-5,000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5,000 cubic meters. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner's actual fault and under the 1992 Protocol where the spill is caused by the shipowner's intentional or reckless act or omission where the shipowner knew pollution damage would probably result.  The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

IMO regulations also require owners and operators of vessels to adopt shipboard oil pollution emergency plans and/or shipboard marine pollution emergency plans for noxious liquid substances in accordance with the guidelines developed by the IMO.

Compliance Enforcement

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for implemening and enforceing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The "Shipping Industry Guidelines on Flag State Performance" evaluates and reports on flag states based on factors such as sufficiency of infrastructure, ratification, implementation, and enforcement of principal international maritime treaties and regulations, supervision of statutory ship surveys, casualty investigations and participation at IMO and ILO meetings. All of our vessels are flagged in the Marshall Islands.  Marshall Islands flagged vessels have historically received a good assessment in the shipping industry. We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators.Noncompliance with the ISM Code or other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificate will be maintained.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

The U.S. Oil Pollution Act of 1990 and Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea.  OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Although OPA is primarily directed at oil tankers (which are not operated by us), it also applies to non-tanker ships with respect to the fuel oil, or bunkers, used to power such ships. CERCLA also applies to our operations.

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	Injury to, destruction or loss of, or loss of use of, natural resources and the costs of assessment thereof;

•	Injury to, or economic losses resulting from, the destruction of real and personal property;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources;

net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels to the greater of $1,000 per gross ton or $854,400 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies.  There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. . Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel.  These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We plan to comply with the U.S. Coast Guard's financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA.  Some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call. We believe that we are in substantial compliance with all applicable existing state requirements. In addition, we intend to comply with all future applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The U.S. Environmental Protection Agency, or the EPA, regulates the discharge of ballast water and other substances in U.S. waters under the CWA.  EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels.  The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met.  The EPA has proposed a draft 2013 Vessel General Permit to replace the current Vessel General Permit upon its expiration on December 19, 2013, authorizing discharges incidental to operations of commercial vessels. The draft permit also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.  U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, and the Coast Guard has proposed new ballast water management standards and practices, including limits regarding ballast water releases.  As of November 2011, the Office of Management and Budget continues to review this proposed rule.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water.  Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties.  Member States were required to enact laws or regulations to comply with the directive by the end of 2010.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.  The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011 the Marine Environmental Protection Committee of the IMO, the United Nations agency for maritime safety and the prevention of pollution, adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that will enter into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. The MLC 2006 has not yet been ratified, but its ratification would require us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to enhance the security of  ports and ships against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

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

•
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

Ships operating without a valid certificate, the ship may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. Our managers intend to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and we intend that our fleet will comply with applicable security requirements. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Inspection by Classification Societies

Every oceangoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class", signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in class" by RINA, ABS and NKK, major classification societies.  All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

The operation of any drybulk vessel includes risks such as mechanical and structural failure, hull damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market.

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

Hull & Machinery and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which include the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value with deductibles of $100,000—$150,000 per vessel per incident. We also maintain increased value coverage for most of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy by reason of under insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure liabilities to third parties in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Our P&I coverage is subject to and in accordance with the rules of the P&I Association in which the vessel is entered. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Our coverage is limited to approximately $6.5 billion, except for pollution which is limited $1 billion and passenger and crew which is limited to $3 billion.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The thirteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at $6.5 billion. As a member of a P&I Association which is a member of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

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

C.           Organizational structure

As of December 31, 2011, we are the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under Item 18. "Financial Statements."

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

A.           Operating Results

Factors Affecting Our Results of Operations

We currently charter eight of our vessels on medium to long-term time charters with an average remaining term of approximately 2.6 years, and employ six of our vessels in the spot market.  Under our time charters, the charterer typically pays us a fixed daily charterhire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to affiliated and unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. In addition, we are also responsible for the drydocking costs related to our vessels.  During 2012 one of our Capesize vessels and two of our Supramax vessels are scheduled to undergo their routine drydocking surveys.

In addition, we had a contract of affreightment, or COA, to transport approximately 1.35 million metric tons of iron ore between Brazil and China for Vale International S.A., or Vale, which was completed in February of 2012.  COAs relate to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the vessel's operating, voyage and capital costs are borne by the ship owner. The freight rate is generally set on a per cargo ton basis.  Although the majority of vessels in our fleet are employed on medium- to long-term time charters ranging from one to nine years, we may employ these and our other vessels under COAs, bareboat charters, in the spot market or in drybulk carrier pools in the future.

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

•	Fleet utilization is calculated by dividing voyage days by available days for the relevant period and takes into account the dry-docking periods.

The following table reflects our voyage days, ownership days, fleet utilization and TCE rates for the periods indicated:

(TCE rates expressed in U.S. dollars)	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011
Average number of vessels	11.97	10.81	12.26
Number of vessels in operation (as of the last day of the periods reported)	11	11	15
Average age of operational fleet (in years)	10.0	10.4	10.6
Ownership days	4,370	3,945	4,475
Available days	4,240	3,847	4,377
Voyage days for fleet	4,117	3,829	4,336
Fleet Utilization	97%	99%	99%
Time charter equivalent rate	$29,450	$26,859	$19,989

Time Charter Equivalent (TCE)

Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods because charterhire rates for vessels on voyage charters are generally not expressed in per-day amounts while charterhire rates for vessels on time charters generally are expressed in such amounts.  We included below TCE revenues, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Investors also consider TCE rate in order to compare our Company's earnings performance with our peer group of companies. Our calculation of TCE may not be comparable to that reported by other companies.

The following table reflects the calculation of our TCE rates and reconciliation of TCE revenue to voyage revenue as reflected in the consolidated statement of operations:

(In thousands of U.S. Dollars, except as otherwise stated)	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011
Voyage revenues	142,351	121,042	106,912
Less:
Voyage expenses	(15,374)	(16,839)	(22,429)
Amortization of fair value of above/below market acquired time charter agreements	(5,735)	(1,360)	2,187

Time Charter equivalent revenues	121,242	102,843	86,670

Voyage days for fleet	4,117	3,829	4,336
Time charter equivalent (TCE) rate (in U.S. Dollars)	29,450	26,859	19,989

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

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is calculated based on a vessel's cost less the estimated residual value.

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

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business, which we believe to be in accordance with applicable U.S. GAAP and Commission rules. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. All of the vessels in our current fleet have been acquired with time charters attached, with the exception of the Star Sigma, the Star Aurora, the Star Omicron, the Star Borealis and the Star Polaris. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer entering into a separate direct agreement (called a "novation agreement") with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate service agreement between the vessel owner and the charterer.

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

Impairment of long-lived assets: We follow guidance related to Impairment or Disposal of Long-lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value. In this respect, management regularly reviews the carrying amount of the vessels on vessel by vessel basis when events and circumstances indicate that the carrying amount of the vessels might not be recoverable.  As of December 31, 2009, 2010 and 2011, we performed an impairment review of our vessels due to the global economic downturn and the prevailing conditions in the shipping industry.  We compared undiscounted cash flows to the carrying values for our vessels to determine if the assets were impaired. The undiscounted projected net operating cash flows for each vessel are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten year historical average of similar size vessels for the period thereafter) over the remaining estimated life of the vessel net of brokerage commissions, expected outflows for vessel's maintenance and vessel operating expenses. For vessels over twenty years old the current FFA rates are also taken under consideration for the expected time charters rates, since these vessels are closer to the end of their useful lives. Our management's subjective judgment is required in making assumptions that are used in forecasting future operating results used in this method.  Such judgment is based on historical trends as well as future expectations regarding future charter rates, vessel operating expenses and fleet utilization that were applied over the remaining useful life of the vessel, which is assumed to be 25 years from the delivery of the vessel from the shipyard.  Expected expenditures for scheduled vessels' maintenance and vessels' operating expenses are based on our budgeted figures and adjusted annually for inflation rate of 2%. The estimated salvage value of the vessels is $200 per light weight ton.  These estimates are consistent with the plans and forecasts used by management to conduct our business.  As a result of this analysis, we determined that the carrying amount of the Star Sigma and the Star Ypsilon was not recoverable as of December 31, 2011 and thus an impairment loss, amounting to $62.0 million was recognized.

Vessel Acquisitions:  Vessels are stated at cost, which consists of the purchase price and any material expenses incurred upon acquisition, such as initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage. Financing costs incurred during the construction period of the vessels are also capitalized and included in the vessels' cost.

Depreciation: The cost of each of our vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value. Management estimates the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. Depreciation expense is calculated based on cost less the estimated residual scrap value. We estimate scrap value by taking the cost of steel times the weight of the ship noted in lightweight ton, or lwt. There was no change in this estimate during the years ending December 31, 2009, 2010 and 2011 and we believe there will be no change in the near future.

Fair value of above/below market acquired time charter:  We record all identified tangible and intangible assets or liabilities associated with the acquisition of a vessel, at fair value.  Fair value of above or below market acquired time charters is determined by discounting the difference between the existing charter rates in the acquired time charter agreements with the market rates for equivalent time charter agreements prevailing at the time the foregoing vessels are delivered, for the period until the expiration of the time charter. The discounted cash flow model of the Company is based on an estimate of the subject company's weighted-average cost of capital (WACC).  The present values representing the fair value of the above or below market acquired time charters are recorded as an intangible asset or liability, respectively.  Such intangible asset or liability is recognized ratably as an adjustment to revenues over the remaining term of the assumed time charter.

Due to early time charter terminations the remaining unamortized balances of the intangible assets and liabilities associated with such below or above market acquired time charters where recognized as "Gain on time charter agreement termination" or "Loss on time charter agreement termination" in the consolidated statements of operations for years ended December 31, 2009 and 2011. Refer to note 7 of our consolidated financial statements.

Equity incentive plan awards: Stock-based compensation represents vested and non-vested restricted shares granted to employees and directors, for their services as directors, and is included in "General and administrative expenses" in the consolidated statements of operations. These shares are measured at their fair value equal to the market value of our common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and a total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting conditions are considered non-vested shares on the grant date and a total fair value of such shares is recognized using the accelerated method.

We currently assume that all non-vested shares will vest. We do not include estimated forfeitures in determining the total stock-based compensation expense because we estimate the forfeitures of non-vested shares to be immaterial and we did not have forfeitures in the past. We will, however, re-evaluate the reasonableness of our assumption at each reporting period. We pay dividends on all issued shares regardless of whether they have vested and there is an obligation of the employee to return the dividend when employment ceases, prior to the date that shares vest.  The dividends declared and paid on issued and non -vested shares that are expected to vest are charged to retained earnings.

Trade accounts receivable, net:  The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables.

Results of Operations

Year ended December 31, 2011 compared to the year ended December 31, 2010

Voyage revenues: Voyage revenues for the years ended December 31, 2011 and 2010, were approximately $106.9 million and $121.0 million, respectively.  This decrease is mainly due to lower average TCE rates, a non-U.S. GAAP measure representing time charter equivalent daily cash rates earned from chartering of our vessels. During the year ended December 31, 2011, we earned $19,989 TCE rate per day as compared to $26,859 TCE rate per day for the year ended December 31, 2010 due to the decrease in prevailing charter rates at which our vessels were chartered. Charterhire rates were volatile in 2010 and 2011 and continue to be volatile. During 2010, the BDI reached a high on May 26, 2010 of 4,209 and fell to a low of 1,700 on July 15, 2010. During 2011, the BDI went from a low of 1,043 on February 4, 2011 to a high of 2,173 on November 14, 2011. On February 28, 2012, the index was at 738. This decrease is primarily due to increases in vessel supply. In addition, for the year ended December 31, 2011, total voyage revenues decreased by $2.2 million due to the amortization of the fair value of above/below market acquired time charters compared to an increase of $1.4 million total voyage revenues due to the amortization of the fair value of below market acquired time charters for the year ended December 31, 2010.

Voyage expenses: For the years ended December 31, 2011 and 2010, voyage expenses, were approximately $22.4 million and $16.8 million, respectively. Consistent with drybulk industry practice, we paid broker commissions ranging from 1.25% to 5.75% of the total daily charterhire rate of each charter to ship brokers associated with the charter, depending on the number of brokers involved with arranging the charter. Voyage expenses also consist of hire paid for chartered-in vessels, port, canal and fuel costs. There was an increase of $5.6 million in voyage expenses in 2011 as compared to 2010. The increase is mainly due to higher charter-in expenses during 2011 amounting to $17.9 million compared to $11.2 million for the year 2010 due to the fact that the voyage days of the chartered-in vessels, that served shipments under a Contract of Affreightment (COA), in 2011, were more than the respective days in 2010. The last shipment under the COA was completed in February 2012. All other voyage expenses such as bunkers, port expenses and commissions were lower in 2011, amounting to $4.5 million in aggregate as compared to $5.6 million in 2010, due to the decrease in the voyage days of our owned vessels during the year 2011 compared to the same period in 2010.

Vessel operating expenses: For the years ended December 31, 2011 and 2010, our vessel operating expenses were approximately $25.2 million and $22.3 million, respectively. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. The increase is mainly due to the increase in the average number of vessels that operated during the year ended December 31, 2011, compared to the same period of 2010.

Drydocking expenses: For the year ended December 31, 2011 and 2010, our drydocking expenses were $3.1 million and $6.6 million, respectively. The decrease is mainly due to the fact that in 2011, we had four Supramax vessels that underwent their periodic drydocking surveys, excluding the Star Big which underwent drydocking the same day that the vessel was delivered to us and the respective expenses were capitalized, as compared to 2010 when we had one Capesize vessel and three Supramax vessels that underwent their periodic drydocking survey.

Depreciation: We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost of the vessel less its estimated residual value, which is estimated at $200 per lwt, at the date of the vessel's acquisition. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. For the years ended December 31, 2011 and 2010, we recorded vessel depreciation charge of approximately $50.2 million and $46.9 million, respectively. The increase was primarily due to the increase in the average number of our vessels that operated during the year ended December 31, 2011 compared to the same period of 2010.

Vessel impairment loss: During the year ended December 31, 2011, we recognized an impairment loss of $62.0 million. We test for impairment of its long lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Due to unfavorable market conditions prevailing at the end of the reporting period that led to declining vessel values and charter rates, we performed an impairment analysis for all the vessels in its fleet by comparing undiscounted cash flows to the carrying values of vessels. As a result of this analysis we recorded an impairment loss to the book value of the oldest Capesize vessels in our fleet, the Star Sigma (built 1991) and the Star Ypsilon (built 1991), since the values of these vessels were considered to be non-recoverable.

On January 18, 2010, we agreed to sell the Star Beta, a vessel from our initial fleet, to a third party for a contracted sales price of $22.0 million.  We delivered this vessel to its new owners on July 7, 2010.  Star Beta was classified as vessel held for sale during the first quarter of 2010 which resulted in an impairment loss of $34.9 million as the vessel was recorded at the lower of its carrying amount or fair value less cost to sell.

Loss on derivative instruments: During the years ended December 31, 2011 and 2010, the change in fair market value and the settlements of our freight and bunker derivatives resulted in a loss of $0.4 million and a loss of $2.1 million, respectively. The decrease is mainly due to the fact that we reduced our exposure in derivative instruments during the year ended December 31, 2011, compared to the same period of 2010.

Gain on time charter agreement termination: During the year ended December 31, 2011:

i.
The Star Cosmo, with a time charter at a gross daily charter rate of $35,615 for the period from February 10, 2009 until May 1, 2011, was redelivered to us early on February 17, 2011. We recognized a gain for this time charter agreement termination of $0.273 million, which relates to the write-off of the unamortized fair value of below market acquired time charter on vessel redelivery date and a gain amounting to $0.324 million, which represents the deferred revenue from the terminated time charter contract.

ii.
The Star Omicron was on time charter at a gross daily charter rate of $43,000 per day for the period from April 22, 2008 until February 22, 2011 and was redelivered earlier to the Company on January 17, 2011. We recognized a gain amounting to $1.21 million representing the cash consideration received from its charterers relating to the early termination of this charter party.

iii.
The Star Sigma, with a time charter at a gross daily charter rate of $38,000 for the period from March 1, 2009 until October 29, 2013, was redelivered to us early on December 31, 2011.  We recognized a gain amounting to $0.2 million which represents the deferred revenue from the terminated time charter contract.  During the year ended December 31, 2010, we did not record any gain on time charter agreement termination.

Other operational gain: For the year ended December 31, 2011, we recognized a gain of $9.0 million regarding the settlement in 2011 of a commercial claim against Oldendorff Gmbh & Co. KG of Germany, the former charterer of the vessel Star Beta, and a gain of $0.3 million regarding a hull & machinery claim. For the year ended December 31, 2010, we recognized a gain of $21.6 million in connection with the settlement of a commercial claim, related to the vessel Star Ypsilon and an amount of $5.0 million from the sale of a 45% interest in the future proceeds related to the settlement of several commercial claims.

Other operational loss: During the year ended December 31, 2011 we paid $4.05 million to the third party relating to the settlement of one of the legal claims included in the above mentioned agreement. This amount is presented in "Other operational loss" in our consolidated statements of operations.

Bad debt expense: For the year ended December 31, 2011, we recognized an aggregate provision for bad debts amounting to $3.1 million, which consists of $1.9 million related to unpaid hire from the charterer of two of our vessels, the Star Kappa and the Star Epsilon and an amount of $0.5 million related to unpaid hire from the charterer of two of our vessels, the Star Gamma and the Star Cosmo.  In addition, we recognized bad debt expense, amounting to $0.7 million in connection to the settlement, on February 20, 2012, of a commercial claim with the charterer of the vessel Star Beta which qualifies as an adjusting subsequent event. Bad debt expense for the year ended December 31, 2010 amounting to $2.1 million is related to unpaid hire from a charterer of the vessel Star Alpha that was written off during the year 2010.

General and administrative expenses: For the years ended December 31, 2011 and 2010, we incurred general and administrative expenses of approximately $12.5 million and $15.4 million, respectively. For the year ended December 31, 2011, our general and administrative expenses consist of salaries and other related costs of the executive officers and other employees ($7.6 million), office renovation costs and rents, legal, accounting costs and consultancy fees, regulatory compliance costs and other miscellaneous expenses ($3.5 million) and costs related to non-vested stock grants under the equity incentive plan ($1.4 million).  For the year ended December 31, 2010, our general and administrative expenses include the salaries and other related costs of the executive officers and other employees ($3.7 million), our office renovation costs and rents, legal, accounting costs and consultancy fees, regulatory compliance costs ($5.2 million) and costs related to non-vested stock grants under the equity incentive plan ($6.5 million).The decrease is attributed to the lower incentive plan charge in  2011 compared to 2010 by $5.1 million offset by the cash severance payment of $2.8 million related to the resignation of Company's former Chief Executive Officer and former Chief Financial Officer that took place in 2011 and an amount of $0.3 million related to expenses for an aborted public offering during the second quarter of 2011 that was not completed.

Interest and finance cost: For the year ended December 31, 2011 and 2010, our interest and finance costs under our term loan facilities totaled approximately $5.2 million and $5.9 million, respectively. This decrease is mainly due to lower average outstanding debt during 2011 amounting to $214.3 million compared to $220.1 million for 2010, other than the debt used for the financing of our two newbuilding vessels, the interest of which was capitalized until the delivery of the vessels and due to higher interest capitalized from the general debt in 2011 of $0.8 million compared to $0.6 million in 2010.

Interest and other income: For the years ended December 31, 2011 and 2010, interest income was $0.7 million and $0.5 million, respectively.

Loss on debt extinguishment: For the year ended December 31, 2011 we recorded an amount of $0.3 million under "Loss on debt extinguishment" in our consolidated statements of operations, regarding the write off of the unamortized balance of deferred financing fees relating to Piraeus loan facilities, which were fully repaid on October 6, 2011.

Year ended December 31, 2010 compared to the year ended December 31, 2009

Voyage revenues: Voyage revenues for the years ended December 31, 2010 and 2009, were approximately $121.0 million and $142.4 million, respectively.  This decrease is mainly due to lower average TCE rates, a non-US GAAP measure representing time charter equivalent daily cash rates earned from chartering of our vessels, during the year ended December 2010 as compared to the year ended December 31, 2009. During the year ended December 31, 2010, we earned $26,859 TCE rate per day as compared to $29,450 TCE rate per day for the year ended December 31, 2009 due to the decrease in prevailing charter rates at which a number of our vessels were chartered. Charterhire rates were volatile in 2009 and 2010 and continue to be volatile. During 2009, the BDI remained volatile, reaching a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009. The BDI decreased to 2,571 on February 12, 2010 primarily due to uncertainty in the freight markets. The BDI experienced a modest recovery again in 2010 based on strong demand for commodities from Asia and a recovering global market. During 2010, the BDI went from a high on May 26, 2010 of 4,209 and fell to a low of 1,700 on July 15, 2010.  At December 31, 2010, the index was 1,773. This decrease is primarily due to increases in vessel supply. Furthermore the average number of vessels operated decreased from 11.97 in 2009 to 10.81 in 2010. In addition, total voyage revenues for the year ended December 31, 2010 increased by $1.4 million due to the amortization of the fair value of below market acquired time charters compared to an increase of $5.7 million to total voyage revenues due to the amortization of the fair value of above/below market acquired time charters for the year ended December 31, 2009.

Voyage expenses: For the years ended December 31, 2010 and 2009, voyage expenses, were approximately $16.8 million and $15.4 million, respectively. Consistent with drybulk industry practice, we paid broker commissions ranging from 0% to 2.50% of the total daily charterhire rate of each charter to ship brokers associated with the charter, depending on the number of brokers involved with arranging the charter. Voyage expenses also consist of hire paid for chartered-in vessels, port, canal and fuel costs. There was an increase of $1.4 million in voyage expenses in 2010 as compared to 2009. The increase is mainly due to higher vessel charter-in  expenses during 2010 which amounted to $11.2 million as compared to $6.7 million for the year 2009. All other voyage expenses such as bunkers, port expenses and commissions were lower in 2010 amounting to $5.6 million in aggregate as compared to $8.7 million in 2009.

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

Loss on derivative instruments: During the years ended December 31, 2010 and 2009, the change in fair market value and the settlements of our FFAs and bunker swaps resulted in a loss of $2.1 million and a loss of $2.2 million, respectively.

Gain on time charter agreement termination: During the year ended December 31, 2010, we did not record any gain on time charter agreement termination. For the year ended December 31, 2009, the Gain on time charter agreement termination consisted of:

i)
The Star Alpha, which was on time charter at a gross daily charter rate of $47,500 for the period from January 9, 2008 until March 18, 2009, was redelivered to us by its charterers approximately two months prior to the earliest redelivery date per the time charter agreement. Under the accounting provisions applicable to intangible assets, we recognized a gain on a time charter agreement termination of $10.1 million, which relates to the unamortized fair value of below market acquired time charter on the vessel redelivery date.

ii)
The Star Theta was also redelivered to us by its charterers on March 15, 2009, approximately twenty-nine days prior to the earliest redelivery date per the time charter agreement. The Company, under the accounting provisions applicable to intangible assets, recognized a gain for this time charter agreement termination of $0.8 million, which relates to the write-off of the unamortized fair value of below market acquired time charter on vessel redelivery. In addition, we received $0.3 million from its charterers relating to the early termination of this charter party, which was also recorded as a gain on time charter termination in the consolidated statements of operations for the year ended December 31, 2009.

iii)
The Star Ypsilon, which was on time charter at an average gross daily charter rate of $91,932 for the period from September 18, 2008 until July 4, 2011, was redelivered to us by its charterers prior to the earliest redelivery date per the time charter agreement. We recognized a gain amounting to $5.0 million which represents the deferred revenue from the terminated time charter contract.

Loss on time charter agreement termination: During the year ended December 31, 2010 we did not record any loss on time charter agreement termination. For the year ended December 31, 2009, the Loss on time charter agreement termination consisted of:

i)
The Star Kappa, which was on time charter at an average gross daily charter rate of $25,500 for the period from April 12, 2009 until July 12, 2014, was redelivered to us by its charterers prior to the earliest redelivery date per the time charter agreement. We recognized the loss on time charter agreement termination of $0.9 million, which relates to the unamortized fair value of above-market acquired time charter on the vessel redelivery date.

ii)
The Star Ypsilon, which was on time charter at an average gross daily charter rate of $91,932 for the period from September 18, 2008 until July 4, 2011, was redelivered to us by its charterers prior to the earliest redelivery date per the time charter agreement. We recognized the loss on time charter agreement termination of $10.1 million, which relates to the unamortized fair value of above-market acquired time charter on the vessel redelivery date.

Other operational gain: For the year ended December 31, 2010, we recognized a gain of $21.6 million from a claim settlement in 2010, related to the early termination of the time charter of the vessel Star Ypsilon that occurred in July 2009 and $5 million from our sale of a 45% interest in the future proceeds related to the settlement of several commercial claims.

Bad debt expense: The amount of $2.1 million is related to unpaid hire from a charterer of the vessel Star Alpha that was written off during the year 2010.

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

Interest and finance cost: For the year ended December 31, 2010 and 2009, our interest and finance costs under our term loan facilities totaled approximately $5.9 million and $9.9 million, respectively. This decrease is mainly due to lower weighted average interest rates in 2010 amounting to 2.66% as compared to 3.33% for 2009, as well as due to lower average loan balances outstanding in 2010 amounting to $220.1 million as compared to $273.1 million for 2009.

Interest and other income: For the years ended December 31, 2010 and 2009, interest income was $0.5 million and $0.8 million, respectively.

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

We believe that our current cash balance and our operating cash flows will be sufficient to meet our 2012 liquidity needs despite that the drybulk charter market declined sharply beginning in the third quarter of 2008 and has remained at depressed levels throughout 2009, 2010, 2011 and 2012 to date. Our results of operations have been and may in the future be adversely affected if market conditions do not improve.

Our medium- and long-term liquidity requirements include funding the equity portion of any possible investments in additional vessels and repayment of long-term debt balances. Sources of funding for our medium- and long-term liquidity requirements include new loans or equity issuance or vessel sales. As of December 31, 2011, we had outstanding borrowings of $266.1 million. As of March 23, 2012, we had outstanding borrowings of $250.1 million under our loan facilities. If the current conditions in the credit market continue, we may not be able to refinance our existing credit facilities or secure new credit facilities at all or on terms agreeable to us.

We may fund possible growth through our cash balances, operating cash flows, additional long-term borrowing and the issuance of new equity.  Our practice has been to acquire drybulk carriers using a combination of funds from operations and bank debt secured by mortgages on our drybulk carriers. Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk carriers and the selective sale of older drybulk carriers. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms.  As of December 31, 2011, we had no capital commitments to acquire vessels.

As of December 31, 2011, we had cash and cash equivalents of approximately $15.1 million excluding $29.7 million of current and non-current restricted cash due to minimum liquidity covenants, cash collateral requirements contained in our loan agreements and margin related to our freight derivatives.

Cash Flows

For the year ended December 31, 2011, cash and cash equivalents increased to $15.1 million compared to $12.8 million for the year ended December 31, 2010. Our working capital is equal to current assets minus current liabilities, including the current portion of long-term debt.  Our working capital deficit was $20.8 million for the year ended December 31, 2011, compared to a working capital deficit of $19.3 million for the year ended December 31, 2010.

If our working capital deficit continues to exist, lenders may be unwilling to provide future financing or will provide future financing at significantly increased interest rates, which will negatively affect our earnings, liquidity and capital position.

For the year ended December 31, 2011, current and non-current restricted cash increased to $29.7 million compared to $25.6 million as of December 31, 2010. For further information please see Item 5. "Operating and Financial Review and Prospects – Senior Secured Credit Facilities".  We believe that our current cash balance and our operating cash flow will be sufficient to meet our liquidity needs over the next twelve months.

Year ended December 31, 2011 compared to year ended December 31, 2010

Net Cash Provided By Operating Activities

Net cash provided by operating activities for the years ended December 31, 2011 and 2010 was $50.6 million and $87.9 million, respectively. The decrease in cash provided by operating activities was primarily due to a decrease in cash flows generated by the operation of our fleet due to lower average TCE rates as a result of the decline in the drybulk vessel shipping industry despite an increase in the average number of vessels to 12.26 for the year ended December 31, 2011 from 10.81 for the year ended December 31, 2010. During the year ended December 31, 2011, we earned $19,989 TCE rate per day compared to $26,859 TCE rate per day for the year ended December 31, 2010 mainly due to lower charter rates for most of our vessels as imposed by the market. In accordance with the terms of the charter parties for the vessels operating under time charters, hire is received approximately 15 days in advance, whereas freight voyages are settled during or at the end of the voyage. Collection terms have not changed compared to prior years.  Furthermore, vessel operating expenses increased by approximately 13% for the year ended December 31, 2011 mostly due to operation of a larger fleet. During the year ended December 31, 2010, we received $21.6 million in connection to the settlement of a commercial claim related to the vessel Star Ypsilon and $5.0 million from the sale of a 45% interest in future proceeds related to the settlement of several other commercial claims.  During the year ended December 31, 2011, (i) we received $9.0 million related to a commercial claim, (ii) we paid $4.05 million to a third party based on the agreement to sell the 45% interest in future proceeds of several commercial claims as stated above; and (iii) paid a severance to our former Chief Executive Officer and our former Chief Financial Officer of $2.3 million and $0.5 million, respectively.

Net Cash Used In Investing Activities

Net cash used in investing activities for the years ended December 31, 2011 and 2010 was $122.3 million and $60.2 million, respectively.  Net cash used in investing activities for the year ended December 31, 2011 consisted primarily of (i) $29.3 million related to the acquisition of two secondhand Capesize vessels, the Star Big and the Star Mega, plus cash consideration of $23.1 million paid for the acquisition of the above market time charters attached to the Star Big and Star Mega; (ii) $67.0 million related to the acquisition and delivery of two newbuilding vessels, the Star Borealis and the Star Polaris; and (iii) a net increase of $4.0 million in restricted cash, offset by insurance proceeds amounting to $1.1 million.  Net cash used in investing activities for the year ended December 31, 2010 consisted primarily of (i) $44.1 million related to the acquisition of the Star Aurora; (ii) an aggregate of $43.5 million relating to yard installment payments for our two newbuilding vessels, offset by a net decrease in restricted cash of $7.0 million, the proceeds from the sale of the Star Beta of $20.3 million and insurance proceeds amounting to $0.1 million.

Net Cash Provided By/Used In Financing Activities

Net cash provided by financing activities for the year ended December 31, 2011 was $74.0 million and net cash used in financing activities for the year ended December 31, 2010 was $55.1 million. For the year ended December 31, 2011, net cash provided by financing activities consisted of loan installment payments of $101.5 million, cash dividend payments of $14.4 million, financing fees of $1.5 million, offset by loan proceeds of $162.8 million and net proceeds from our underwritten public offering of $28.6 million. For the year ended December 31, 2010, net cash used in financing activities consisted of loan installment payments of $68.4 million, cash dividend payments of $12.4 million and financing fees of $0.3 million offset by proceeds from the new loan related to the acquisition of the Star Aurora of $26.0 million.

Year ended December 31, 2010 compared to year ended December 31, 2009

Net Cash Provided By Operating Activities

Net cash provided by operating activities for the years ended December 31, 2010 and 2009, was $87.9 million and $65.9 million, respectively. Cash flows generated by the operation of our fleet increased mainly due to $21.6 million in cash collected in connection with the settlement of the Star Ypsilon claim in 2010 and our sale of a 45% interest in the future proceeds related to the settlement of several commercial claims for $5 million. Furthermore, vessels operating expenses decreased by approximately 26% for the year ended December 31, 2010 mainly due to more efficient in-house management and the operation of a smaller fleet. This was offset by the operation of a lower average number of vessels of 10.81 for the year ended December 31, 2010 compared to 11.97 for the year ended December 31, 2009 and lower average TCE rates, as a result of the decline in the drybulk vessel shipping industry. During the year ended December 31, 2010, we earned $26,859 TCE rate per day as compared to $29,450 TCE rate per day for the year ended December 31, 2009.

Net Cash Used In Investing Activities

Net cash used in investing activities for the years ended December 31, 2010 and 2009 was $60.2 million and $1.4 million, respectively.  Net cash used in investing activities for the year ended December 31, 2010, was primarily due to increased vessel costs mainly related to the acquisition of the Star Aurora amounting to $44.1 million plus installments related to our two newbuildings amounting to $43.5 million in aggregate and offset by a net decrease in restricted cash amounting to $7.0 million, by the proceeds from the sale of Star Beta amounting to $20.3 million and insurance proceeds amounting to $0.1 million. Net cash used in investing activities for the year ended December 31, 2009, was primarily a result of the proceeds from the sale of vessel Star Alpha amounting to $19.1 million offset by an increase in restricted cash of $20.5 million relating to the waivers obtained for existing loan agreements.

Net Cash Used In Financing Activities

Net cash used in financing activities for the year ended December 31, 2010 and 2009 was $55.1 million and $53.8 million respectively. For the year ended December 31, 2010, net cash used in financing activities consisted of loan installment payments amounting to $68.4 million, cash dividend payments of $12.4 million and financing fees amounting to $0.3 million offset by proceeds from new loans related to the acquisition of Star Aurora amounting to $26.0 million. For the year ended December 31, 2009, net cash used in financing activities consisted of loan installment payments amounting to $49.3 million,  cash dividend payments of $6.2 million and financing fees paid of $0.2 million offset by cash provided from our directors' dividend reinvestment of $1.9 million.

Senior Secured Credit Facilities

As of March 23, 2012 and December 31, 2011, we had total indebtedness of $250.1 million and $266.1 million, respectively.

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

This loan contains financial covenants, including requirements to maintain (i) a minimum liquidity of $10.0 million or $1.0 million per vessel, whichever is greater (ii) a market value adjusted equity ratio of not less than 25%, as defined therein and (iii) an aggregate market value of the vessels mortgaged as security under this loan agreement of not less than (a) 125% of the then outstanding borrowings for the first three years and (b) 135% of the then outstanding borrowings thereafter.

On June 10, 2009, we entered into a supplemental agreement with Commerzbank. Under the terms of this agreement during the waiver period from December 31, 2008 to January 31, 2010, the security cover requirement was reduced to 111% from 125%.  In connection with this waiver, as further security for this facility, we agreed to provide a first preferred mortgage on the Star Alpha and a pledge account containing $6.0 million.  During the waiver period LIBOR will be adjusted to the cost of funds, the interest spread was increased to 2%, and the payment of dividend and the repurchase of our common shares and warrants are subject to the prior written consent of the lenders.

On January 27, 2010, we entered into a second supplemental agreement with Commerzbank (we were committed to this agreement as of December 24, 2009). Under the terms of this agreement during the waiver period from February 1, 2010 to June 30, 2010 and from July 1, 2010 to January 31, 2011 the security cover was amended to 111% and 118%, respectively and 135% thereafter. Pursuant to the waiver agreement (i) the bank consented to the sale of the Star Alpha; (ii) we are permitted to pay dividends not exceeding $0.05 per share in each quarter; (iii) the minimum liquidity requirement was reduced from $1.0 million to $0.7 million per vessel (total minimum liquidity of $7.2 million); and (iv) the amount deposited in the pledged account was increased by $1.3 million from $6.0 million to $7.3 million. The interest spread was also maintained to 2.00% per annum for the duration of the waiver period. After the waiver period the minimum liquidity increased from $0.7 million to $1.0 million for each vessel in our fleet and the pledged amount of $7.3 million was released.

We determined that as of December 31, 2011, the market value of the vessels mortgaged under the $120.0 million loan agreement with Commerzbank AG was less than 135% of the amount of those borrowings as required. On January 30, 2012, we paid our next regularly scheduled quarterly payment of $2.75 million and as a result maintained the required ratio of the market value of the vessels mortgaged as collateral to the outstanding borrowings of not less than 135%.

As of March 23, 2012 and December 31, 2011, we had outstanding borrowings of $81.3 million and $84.0 million, respectively, which is the maximum amount of borrowings permitted under this loan facility.

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

The loan contains financial covenants, including requirements to maintain (i) a minimum liquidity of $10.0 million or $1.0 million per vessel, whichever is greater (ii) the market value adjusted equity ratio shall not be less than 25%, as defined therein (iii) an actual pledged amount of $ 0.65 million for this vessel that was increased to $1.0 million when the  pledged amount of $7.3 million was released after the waiver period, pursuant to the terms of the second supplemental agreement with Commerzbank signed on January 27, 210 as stated above and (iv) an aggregate market value of the vessel mortgaged as security under this loan agreement not less than 135% at all times.

We were in compliance with the financial covenants as of December 31, 2011.

As of March 23 2012 and December 31, 2011, we had outstanding borrowings of $20.3 million and $21.3 million, respectively, which is the maximum amount of borrowings permitted under this loan facility.

Credit Agricole Corporate and Investment Bank Loan Facility dated January 20, 2011

On January 20, 2011, we entered into a term loan agreement with Credit Agricole Corporate and Investment Bank for up to $70.0 million to partially finance the construction costs of the Star Borealis and the Star Polaris, which have also been provided as security for this loan agreement. The loan is divided into two tranches.  One tranche relates to the Star Borealis and is repayable commencing three months following its delivery in twenty eight consecutive quarterly installments of $0.4854 million plus a final balloon payment, which is payable together with the last installment of $19.558 million.  The other tranche relates to Star Polaris and is repayable commencing three months following the delivery of the respective vessel in twenty eight consecutive quarterly installments of $0.4997 million plus a final balloon payment, which is payable together with the last installment of $20.134 million.  The loan bears interest at LIBOR plus a margin of 2.7% per annum.

The loan agreement contains financial covenants, including requirements to maintain (i) a minimum liquidity of $10.0 million or $500,000 per fleet vessel, whichever is greater (ii) the total indebtedness of the borrower over the market value of all vessels owned shall not be greater than 0.7:1 (iii) a pledged amount of $0.5 million per mortgaged vessel and (iv) the minimum asset cover ratio shall not be less than (a) 120% during the first two years from delivery of each vessel and (b) 125% of the then outstanding borrowings thereafter, unless a mortgaged vessel is subject to an approved charter with an unexpired duration at least 18 months, in which case the relevant percentage shall be 120% for the duration of such approved charter. We were in compliance with the financial covenants as of December 31, 2011.

As of March 23, 2012 and December 31, 2011, we had outstanding borrowings of $65.8 million and $66.8 million, respectively, which is the maximum outstanding borrowing permitted under this loan facility.

ABN AMRO Bank N.V. Loan Facility dated July 21, 2011

On July 21, 2011, we entered into a 31.0 million senior secured credit facility with ABN AMRO Bank N.V. to partially finance the purchase of the Star Big and the Star Mega.  As of December 31, 2011, the total amount of this loan facility has been drawn down.

Under this facility, our wholly-owned subsidiaries that own the Star Big and Star Mega will be the borrowers and Star Bulk Carriers Corp. will be the corporate guarantor.

This facility is repayable in 18 consecutive quarterly installments commencing three months after the initial borrowings. The first 14 installments amount to $1.4 million each, the remaining four installments amount to $625,000 each and a final balloon payment of $8.9 million will be payable together with the last installment. This new senior secured credit facility will bear interest at LIBOR plus a margin of 2.9%.

This facility contains financial covenants and other customary covenants, including requirements that we will maintain (i) a ratio of total indebtedness to the aggregate charter free fair market value of the vessels of no greater than 70%, (ii) a ratio of EBITDA to interest expense, of not less than 3.0:1.0, (iii) minimum liquidity of $10.0 million or $750,000 per vessel for each of the vessels in our fleet, whichever is greater, (iv) a minimum market adjusted net worth of not less than $100.0 million and (v) a maintenance reserve account up to $1.5 million which may only be used for the payment of the dry-docking of the vessel Star Mega. This facility also requires the borrowers to maintain an aggregate charter-free fair market value of the Star Big and the Star Mega of at least 135% of the amount outstanding under the facility until three months prior to the expiration of the existing time charter for the Star Mega and 150% thereafter.

Pursuant to this facility, among other things, we are required to charter the Star Big and the Star Mega to a multinational mining group.  The facility also requires that earnings from these vessels be applied first to amounts due under this facility. In addition, the facility requires the Company's Chairman, including members of his immediate family, to maintain minimum levels of beneficial ownership of our outstanding common shares.

We determined as of December 31, 2011 that the market value of the vessels mortgaged under our $31.0 million loan agreement with ABN AMRO Bank was less than the minimum required security cover, which requires the value of the mortgaged vessel plus any additional security to be at least 135% of outstanding borrowings.  On January 26, 2012, we entered into an agreement with ABN AMRO Bank to amend (i) the minimum required security cover covenant from 135% to 100% and (ii) the leverage ratio, which is defined as the total liabilities of the borrower over the market value of all vessels owned, increased from 70% to 75%. Both amendments cover the period from January 26, 2012 to January 31, 2013.  In addition, the interest margin was increased from 2.9% to 3.4% per annum during this period.

As of March 23, 2012 and December 31, 2011, we had outstanding borrowings of $28.2 million and $29.6 million, respectively, which is the maximum amount of borrowings permitted under this loan facility.

HSH Nordbank AG Loan Facility dated October 3, 2011

On October 3, 2011, we entered into a $64.5 million secured term loan agreement with HSH Nordbank AG, which has up to a five year term and bears interest at LIBOR plus a margin.   The borrowings under this new loan agreement, together with $5.3 million of own cash, were used to repay in full the outstanding borrowings under our two loan facilities with Piraeus Bank.

Under this facility, our wholly-owned subsidiaries that own certain of our vessels will be the borrowers and Star Bulk Carriers Corp. will be the corporate guarantor.

This senior secured term loan facility consists of two tranches. The first tranche amounts to $48.5 million and is repayable in 20 consecutive installments of $1.250 million each and a final balloon payment of 23.5 million. The second tranche amounts to $16.0 million and is repayable in 12 consecutive installments of $1.333 million each. The first tranche bears interest at LIBOR or cost of funds whichever is greater, plus a margin of 2.75% and the second tranche bears interest at LIBOR or cost of funds whichever is greater, plus a margin of 3.00%.

This new loan agreement contains financial covenants including requirements that we will maintain (i) a ratio of indebtedness to the aggregate charter free fair market value of the vessels of no greater than 75% until December 31, 2013 and 70% thereafter, (ii) a minimum market adjusted net worth of not less than $100.0 million, (iii) a minimum interest coverage ratio of not less than 2.0:1.0; (iv)  a pledged amount of $2.0 million or $0.4 million for each pledged vessel under this credit facility, whichever is greater (v)  minimum liquidity of $10.0 million (vi) an actual pledged amount of $6.5 million representing the shortfall between the drawdown amount and the fair value of the collateral vessels on the drawdown date and (vii) an aggregate market value of the vessels mortgaged as security under this loan agreement should not be less than (a) 125% of the then outstanding borrowings until the repayment of second tranche and (b) 167% of the then outstanding borrowings thereafter.
We were in compliance with the financial covenants contained in this credit facility as of December 31, 2011.

As of March 23, 2012 and December 31, 2011, we had outstanding borrowings of $54.6 million and $61.9 million, respectively, which is the maximum amount of borrowings permitted under this loan facility.

Under our credit facilities, we have pledged the shares of our vessel owning subsidiaries that serve as security for those credit facilities, as follows: (i) a first priority pledge of the shares of the Star Gamma LLC, Star Delta LLC, Star Epsilon LLC, Star Zeta LLC and Star Theta LLC with respect to our term loan facility Commerzbank AG dated December 27, 2007, (ii) a first priority pledge of the shares of Star Aurora LLC and a second priority pledge of shares of Star Delta LLC, Star Epsilon LLC, Star Gamma LLC, Star Theta LLC and Star Zeta LLC with respect to our term loan facility with Commerzbank AG dated September 3, 2010, and (iii) a first priority pledge of the shares of the Star Borealis LLC and Star Polaris LLC with respect to our term loan facility with Credit Agricole Corporate and Investment Bank dated January 20, 2011(.iv) a first priority pledge of the shares of the Star Big LLC and Star Mega LLC with respect to our term loan facility with ABN AMRO Bank N.V dated July 21, 2011 These subsidiaries are subject to certain restrictions under our credit facilities, including among others, restrictions on the transfer of such subsidiary's property.

Dividend Payments

Our dividend payments for 2011 are as follows: (i) in February 2011, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ending December 31, 2010 that was paid on March 9, 2011 to shareholders of record as of March 4, 2011, (ii) in May 2011 we declared a dividend of $0.05 per outstanding share of our common stock for the three months ending March 31, 2011 that was paid on May  31, 2011 to shareholders of record as of May 23, 2011, (iii) in August 2011, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ended June 30, 2011 that was paid on August 30, 2011 to shareholders of record as of August 25, 2011,  (iv) in November 2011, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ending September 30, 2011 that was paid on December 2, 2011 to shareholders of record as of November 29, 2011, and (v) in February , 2012 we declared a dividend of $0.015 per outstanding share of our common stock for the three months ending December 31, 2011 that was paid on March 6, 2012 to shareholders of record as of February 28, 2012.

C.           Research and Development, Patents and Licenses

Not Applicable.

D.           Trend Information

Please see Item 5.A, "Operating Results – Factors Affecting Our Results of Operations."

E.           Off-balance Sheet Arrangements

As of the date of this annual report, we do not have any off-balance sheet arrangements.

F.           Tabular Disclosure of Contractual Obligations

The following table presents our contractual obligations as of December 31, 2011

In thousands of Dollars	Payments due by period
Obligations	Total	Less than 1 year (2012)	1-3 years (2013 -2014)	3-5 years (2015-2016)	More than 5 years (After January 1, 2017 )
Principal Loan Payments	266,140	34,674	70,247	114,131	47,088
Interest payments (1)	33,050	8,553	13,350	8,408	2,739
Operating lease obligation (2)	894	78	156	156	504
Total	300,084	43,305	83,753	122,695	50,331

(1)
Amounts shown reflect interest payments we expect to make with respect to our long term debt obligations. The interest payments reflect an assumed LIBOR based applicaple rate 0.58% (the three month LIBOR rate as of December 31, 2011) plus the relevant margin of the applicable credit facility.

(2)
On July 4, 2011 Starbulk S.A., our in house vessel manager, entered into a 12-year lease agreement for office space with Combine Marine Inc., a company founded by our Chairman, with monthly rent payments of €5,000 ($6,470). This lease agreement may be terminated by Starbulk S.A after one year upon the payment of an amount equal to one months' rent.

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In Item 5.A, "Critical Accounting Policies – Impairment of long-lived assets", we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes.  As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts except for the carrying value of the vessels the Star Sigma and the Star Ypsilon, which was considered to be non-recoverable, since these vessels are the oldest vessels in Company's fleet and near to the end of their useful lives and an impairment charge of $62.0 million was recognized under "Vessel Impairment loss" in the accompanying consolidated statements of operations . The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2011, (ii) the market value of each of our vessels as of December 31, 2011 (iii) which of our vessels we believe has a basic market value below its carrying value, and (iii) the difference between carrying value and market value represented by each vessel.  This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•
vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

			Carrying Value as of December 31, 2011	Market Value as of December 31, 2011	Difference between the Carrying Value and the Market Value as of December 31, 2011
Vessel Name	Size (dwt.)	Year Acquired	(in millions of U.S. dollars)	(in millions of U.S. dollars)	(in millions of U.S. dollars)
Star Aurora	171,199	2010	40.5*	28	12.5
Star Big	168,404	2011	15	17	(2.0)
Star Borealis	179,678	2011	54.6*	51	3.6
Star Mega	170,631	2011	13.3	15	(1.7)
Star Polaris	179,546	2011	55.2*	51	4.2
Star Sigma	184,403	2008	14.0**	14	0.0
Star Ypsilon	150,940	2008	11.5**	11.5	0.0
Star Cosmo	52,247	2008	62.3*	22.5	39.8
Star Delta	52,434	2008	50.5*	20.5	30.0
Star Epsilon	52,402	2007	52.4*	21.5	30.9
Star Gamma	53,098	2008	52.5*	22.5	30.0
Star Kappa	52,055	2007	55.3*	20	35.3
Star Omicron	53,489	2008	60.0*	24	36.0
Star Theta	52,425	2007	54.2*	23.5	30.7
Star Zeta	52,994	2008	47.1*	23.5	23.6

Total	1,625,945		638.4	365.5	272.9
______________________________

*
Indicates drybulk carriers that we estimate have a lower basic charter-free market value than the vessel's carrying value.  We estimate that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $272.9 million.

**
Indicates drybulk carriers for which we have adjusted book values, as of December 31, 2011, to be in line with the charter-free market value, which resulted in a recognized impairment loss of $62.0 million.

All of our vessels that are employed under time charters currently earn daily rates that we believe are greater than the prevailing spot rates.  We believe that if the vessels were sold with those time charters attached, we would receive a premium for those vessels over their basic market value.

We refer you to the risk factor entitled "The market values of our vessels have declined and may further decline, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities and/or we may incur a loss if we sell vessels following a decline in their market value" and the discussion herein under the headings "Critical Accounting Policies – Impairment of long-lived assets" and "Results of Our Operations – Year ended December 31, 2011 compared to the year ended December 31, 2010 – Vessel Impairment Loss".

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

In accordance with the Company's Amended and Restated Articles of Incorporation and Amended and Restated By laws, on February 1, 2011, the Board decided to increase the number of its directors from seven (7) to eight (8) and appointed Mr. Spyros Capralos, our Chief Executive Officer and President to fill the vacancy created by the increase in the size of the Board.  On August 10, 2011, the board of directors of the Company determined to reduce the number of directors to seven (7) effective upon the resignation of Mr. George Syllantavos as Class C director on August 31, 2011.

At the 2011 annual general meeting in October 2011, Messrs Pappas and Softeland were re-elected Class A directors, and Mr. Spyros Capralos was elected as a Class C director.

Effective July 17, 2011, Mr. Zenon Kleopas was appointed Chief Operating Officer, effective September 1, 2011, Mr. Simos Spyrou was appointed Chief Financial Officer and effective March 31, 2011 Mr. Prokopios Tsirigakis our former Chief Executive Officer, will resign as one of our directors.

Name	Age	Position
Spyros Capralos	57	Chief Executive Officer, President and Class C Director
Simos Spyrou	38	Chief Financial Officer
Zenon Kleopas	57	Chief Operating Officer
Petros Pappas	59	Chairman and Class A Director
Tom Softeland	50	Class A Director
Peter Espig	45	Class B Director
Koert Erhardt	54	Class B Director
Milena Maria Pappas	28	Class B Director

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

Simos Spyrou serves as our Chief Financial Officer.  Mr. Spyrou joined us as Deputy Chief Financial Officer in 2011, and was appointed Chief Financial Officer in September 2011.  From 1997 to 2011, Mr. Spyrou worked at the Hellenic Exchanges (HELEX) Group, the public company which operates the Greek equities and derivatives exchange, the clearing house and the central securities depository. From 2005 to 2011, Mr. Spyrou held the position of Director of Strategic Planning, Communication and Investor Relations at the Hellenic Exchanges Group and he also served as a member of the Strategic Planning Committee of its Board of Directors. From 1997 to 2002, Mr. Spyrou was responsible for financial analysis at the research and technology arm of the Hellenic Exchanges Group.  Mr. Spyrou attended the University of Oxford, receiving a degree in Mechanical Engineering and an MSc in Engineering, Economics & Management, specializing in finance. Following the completion of his studies at Oxford, he obtained a post graduate degree in Banking and Finance, from Athens University of Economics & Business.

Zenon Kleopas serves as our Chief Operating Officer.  Mr. Kleopas joined us in July 2011 and has over 30 years of experience in the shipping industry. He was actively involved in the acquisition of our initial fleet in 2007 and 2008. He has extensive experience in ship operations and supervising ship management through his continuous employment in Shipping Companies in the U.K. and Greece since 1980. Mr. Kleopas has worked for various shipping companies, including Victoria Steamship Co Ltd. (London), Marship Corporation (renamed Marship Services Inc), Astron Maritime SA, Combine Marine Inc. and Oceanbulk Maritime SA. Before joining us Mr. Kleopas was the general manager of Combine Marine Inc. and the managing director Oceanbulk Maritime SA. Mr. Kleopas received a B.Sc. degree in 1978 and a M.Sc. degree in 1980 from Glasgow University, both in Naval Architecture & Ocean Engineering. He is a member of the Technical Chamber of Greece, the Royal Institution of Naval Architects (UK), the Marine Technical Managers' Association of Greece and the Hellenic Technical Committee of classification society RINA.

Petros Pappas serves and has served since our inception as our non executive Chairman of the board of directors. He served as a member of Star Maritime's board of directors since its inception. Throughout his career as a principal and manager in the shipping industry, Mr. Pappas has been involved in over 120 vessel acquisitions and disposals. In 1989, he founded Oceanbulk Maritime S.A., a dry cargo shipping company that has operated managed vessels aggregating as much as 1.6 million deadweight tons of cargo capacity. He also founded the Oceanbulk Group of affiliated companies, which are involved in the service sectors of the shipping industry. The Oceanbulk Group is comprised of Oceanbulk Maritime S.A., Interchart Shipping Inc., Oceanbulk Shipping and Trading S.A., Oceanbulk S&P, Combine Marine Inc., More Maritime Agencies Inc., and Sentinel Marine Services Inc.  Additionally, Mr. Pappas ranked among the top 25 Greek shipowners (by number of ocean going vessels) as evaluated by the U.S. Department of Commerce's 2004 report on the Greek shipping industry. Mr. Pappas has been a Director of the UK Defense Club, a leading insurance provider of legal defense services in the shipping industry worldwide, since January 2002, and is a member of the Union of Greek Shipowners (UGS). Mr. Pappas received his B.A. in Economics and his MBA from The University of Michigan, Ann Arbor.

Tom Softeland serves and has served since our inception as a member of our board of directors. He served as a member of Star Maritime's board of directors since its inception. Since October 1996, he has been the Chief Executive Officer of Capital Partners A.S. of Bergen, Norway, a financial services firm that he founded and which specializes in shipping and asset finance. From 1990 to October 1996, he held various positions at Industry & Skips Banken, ASA, a bank specializing in shipping, most recently as its Deputy Chief Executive Officer. Mr. Søfteland received his B.Sc. in Economics from the Norwegian School of Business and Administration (NHH).

Peter Espig serves and has served since November 2007 as a member of our board of directors.  Mr. Espig is experienced in the analysis of investment opportunities, raising capital, deal sourcing and financial structuring. In August 2006, he founded and currently serves as CEO of Advance Capital Japan, a private equity and consulting firm focused on raising capital for mid-sized companies and pre-IPO investment and consulting. From 2005 to 2006, Mr. Espig served as Vice-President of the Principal Finance and Securitization Group and Asia Special Situations Group for Goldman Sachs Japan where he was responsible for sourcing and analyzing investment opportunities, balance sheet restructuring and IPO and exit preparations for various corporate and real estate investments. Prior to joining Goldman Sachs, Mr. Espig served from 2004 to 2005 as Vice-President of the New York private equity firm, Olympus Capital, where he participated in corporate restructurings, investment analysis and financing negotiations for both domestic and international investments. From 2003 to 2004, Mr. Espig worked as a leveraged finance, special situations banker for Shinsei bank where he participated in leverage buyouts and debt restructurings. In 1989, Mr. Espig received his B.A. from the University of British Columbia and in 2003 Mr. Espig received his MBA from Columbia Business School where he was honored as a Chazen Society International Scholar.

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

Milena Maria Pappas serves and has served since October 1, 2009 as a member of our board of directors.  Milena Maria Pappas is the daughter of the Chairman of the Board, Mr. Petros Pappas.  Since 2008, Ms. Pappas has served as a chartering broker.  Ms. Pappas also serves as a consultant in the commercial department of Interchart Shipping Inc., a company affiliated with the Oceanbulk Group, a group of companies founded by Mr. Petros Pappas.  From 2006 until the end of 2007, Ms. Pappas worked for Oceanbulk Maritime S.A., a company affiliated with the Oceanbulk Group, in its financial and analyst departments.  From 2004 to 2005, she served as a trainee with both Merrill Lynch in its private wealth department and with the CoeClerici Group in its risk management department. In 2004, while at Merrill Lynch, she assisted in the foundation of the "Women's Milestones" program.  In 2005, Ms. Pappas received a bachelor of arts degree from Cornell University, N.Y. and in 2007 she received a master of science (MSc) in Shipping, Trade and Finance from Cass University, London.

B.           Compensation of Directors and Senior Management

For the year ended December 31, 2011, aggregate compensation to our senior management was $697,192, including compensation to our former Chief Executive Officer and President who served through February 7, 2011,  our former Chief Financial Officer who served through August 31, 2011, our current Chief Executive Officer and President, our current Chief  Financial Officer who was appointed in September 2011, and our Chief Operating Officer who was appointed in July 2011, and severance payments related to the resignation of our former Chief Executive Officer and our former Chief Financial Officer pursuant to the terms of their employment and consultancy agreements with the Company was $2,808,231.  Non-employee directors of Star Bulk receive an annual cash retainer of $15,000, plus a fee of $1,000 for each board and committee meeting attended, including meetings attended telephonically. The chairman of the audit committee receives an additional $7,500 per year and each chairman of our other standing committees will receive an additional $5,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. We do not have a retirement plan for our officers or directors.  The table below summarizes the fees of the board of directors for the year ended December 31, 2011.

In Dollars
Prokopios Tsirigakis	15,479
George Syllantavos	5,000
Petros Pappas	21,000
Tom Softeland	34,500
Peter Espig	21,000
Koert Erhardt	33,671
Milena Pappas	20,000
150,650

Equity Incentive Plan

On August 31, 2011, we adopted an equity incentive plan, which we refer to as the 2011 Equity Incentive Plan, under which officers, key employees, directors and consultants of the Company and its subsidiaries will be eligible to receive options to acquire shares of common stock, stock appreciation rights, restricted stock and other stock-based or stock-denominated awards. We reserved a total of 2,000,000 shares of common stock for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan. The purpose of the 2011

Equity Incentive Plan is to encourage ownership of shares by, and to assist us in attracting, retaining and providing incentives to, its officers, key employees, directors and consultants whose contributions to us are or will be important to our success and to align the interests of such persons with our stockholders. The various types of incentive awards that may be issued under the 2011 Equity Incentive Plan will enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business. The plan is administered by our compensation committee, or such other committee of our board of directors as may be designated by the board to administer the plan. The plan permits grants of options to purchase common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted stock.

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

In 2007 and 2010, we adopted the 2007 Equity Incentive Plan and the 2010 Equity Incentive Plan, respectively, and reserved for issuance 2,000,000 shares of our common stock under each plan.  The terms and conditions of the 2007 and 2010 Equity Incentive Plans are substantially similar to those of the 2011 Equity Incentive Plan.  All of the shares that were reserved for issuance under the 2007 Equity Incentive Plan were issued and those grants remain in full force and effect.

Pursuant to the 2007 and 2010 Equity Incentive Plans, we have issued the following securities:

•
On December 3, 2007, 90,000 restricted non-vested common shares to Prokopios (Akis) Tsirigakis, our former President and Chief Executive Officer, subject to applicable vesting of 30,000 common shares on each of July 1, 2008, 2009 and 2010;

•
On December 3, 2007, 75,000 restricted non-vested common shares to George Syllantavos, our former Chief Financial Officer, subject to applicable vesting of 25,000 common shares on each of July 1, 2008, 2009 and 2010;

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

•
On February 24, 2010, an aggregate of 980,000 restricted non-vested common shares to the members of our board of directors subject to applicable vesting of 490,000 common shares on each of June 30 and September 30, 2010;

•
On October 20, 2010, an aggregate of 1,070,000 restricted non-vested common shares to the members of our board of directors and 140,000 restricted non-vested common shares to all of our employees.  All of these shares vested on December 31, 2010 and

•
On May 18, 2011, an aggregate of 248,000 restricted non-vested common shares to Mr. George Syllantavos, our former Chief Financial Officer pursuant to an agreement dated May 12, 2011 covering the terms of his severance. All of these shares vested on August 31, 2011.

We plan to issue 80,000  restricted common shares by the end of March 2012, which vested on August 31, 2011, to Mr. George Syllantavos upon his resignation from our board of directors on August 31, 2011.  As of the date of this annual report, none of these shares were issued.

We plan to issue the first of the three equal installments of 140,000 shares by the end of March 2012 to Mr. Spyros Capralos, our Chief Executive Officer, pursuant to the terms of his consulting agreement effective February 7, 2011. The remaining two equal installments will be issued in February 2013 and February 2014, provided he is employed by the Company at the time the shares are issued.  As of the date of this annual report, none of these shares were issued.

On January 17, 2012, the Board of Directors resolved that the Directors, Officers and Employees of the Company and its subsidiaries are awarded an amount of 1,360,000 shares under the 2010 and 2011 Equity Incentive Plans which will vest on March 30, 2012. The Company plans to issue the respective shares by the end of March 2012.

As of the date of this annual report, 61,400 shares of our common stock were available for issuance under the 2010 Equity Incentive Plan and 2,000,000 common shares were available for issuance under the 2011 Equity Incentive Plan.

C.           Board Practices

Our board of directors is divided into three classes with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The initial term of our board of directors is as follows:

•	The term of the Company's Class A directors expires in 2014;

•	The term of Class B directors expires in 2012; and

•	The term of Class C directors expires in 2013.

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

Star Bulk Management entered into an employment agreement with Mr. Spyros Capralos in February 2011 for work performed for Star Bulk.  Star Bulk has also entered into a separate consulting agreement with a company owned and controlled by Mr. Capralos in February 2011 for work performed by him outside of Greece. Each of these agreements has a term of three years unless terminated earlier or renewed in accordance with the terms of such agreements.  Under the employment agreement, Mr. Capralos will receive an annual base salary which is subject to increase based on annual review by the compensation committee of our board of directors. Under the consulting agreement, the company controlled by Mr. Capralos is entitled to receive an annual consulting fee. Mr. Capralos will also receive additional incentive compensation as determined annually by the compensation committee of our board of directors, in accordance with the terms and subject to the conditions of the consultancy agreement. Under the terms of our consultancy agreement with a company controlled by Mr. Capralos, he is entitled to receive a minimum incentive award of 140,000 common shares, subject to the terms and conditions of the consultancy agreement.

Pursuant to the agreements, Mr. Capralos may engage in other business activities with companies in the international shipping industry provided that such companies are not publicly traded drybulk shipping companies. Mr. Capralos will be prohibited for a period of three months after the termination of their employment from participating in business activities with publicly traded companies in competition with Star Bulk unless they obtain Star Bulk's prior written consent.

Mr. Capralos is also entitled to receive benefits under his consultancy agreement with Star Bulk Management, including, receipt of annual bonuses and discretionary bonuses to be determined by our board of directors in its sole discretion, stock options and other equity grants pursuant to our equity incentive plan and a monthly car allowance.

Mr. Capralos is entitled to severance payments upon the termination of his position.  In the event he is terminated without cause, Mr. Capralos will receive under his employment and consultancy agreements all accrued and unpaid salary through the date of termination, an amount equal to two times their annual salary plus the average of his annual incentive awards for each of the three years preceding the year of the termination and a pro rata bonus for the year in which the termination occurs.

Mr. Tsirigakis, our former Chief Executive Officer and President received a severance payment from us when he was succeeded by Mr. Capralos as of February 7, 2011 pursuant to the terms of his employment and consultancy agreements with the Company.

Effective August 31, 2011, Mr. George Syllantavos resigned as our Chief Financial Officer and from our board of directors to pursue other interests in the shipping industry and was succeeded by Mr. Simos Spyrou. We entered into an agreement covering the terms of Mr. Syllantavos' severance.

Star Bulk Management entered into an employment agreement with Mr. Simos Spyrou in May 2011 for work performed for Star Bulk.  Star Bulk has also entered into a separate consulting agreement with a company owned and controlled by Mr. Spyrou in May 2011 for work performed by him outside of Greece. Each of these agreements has a term of three years unless terminated earlier or renewed in accordance with the terms of such agreements.  Under the employment agreement, Mr. Spyrou will receive an annual base salary which is subject to increase based on annual review by the compensation committee of our board of directors. Under the consulting agreement, the company controlled by Mr. Spyrou is entitled to receive an annual consulting fee.

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

The members of the audit, compensation and nominating and corporate governance committees are Mr. Tom Softeland, who also serves as the chairman of our audit committee, Mr. Koert Erhardt who also acts as the chairman of our nominating and corporate governance committee and compensation committee, and Mr. Spyros Capralos who serves only on the compensation committee.

D.           Employees

As of December 31, 2011 and March 23, 2012 we had 53 employees, including our Chief Executive Officer and Chief Financial Officer, of which 51 employees were engaged in the day to day management of the vessels in our fleet.

As of December 31, 2010 and 2009, we had 31 employees, including our Chief Executive Officer and Chief Financial Officer, of which 29 employees were engaged in the day to day management of the vessels in our fleet.

E.            Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see Item 7 "Major Shareholders and Related Party Transactions."

Item 7.   Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table presents certain information as of March 23, 2012 regarding the ownership of our shares of common stock with respect to each shareholder, who we know to beneficially own more than five percent of our outstanding shares of common stock, and our directors.

	Shares of common stock
Beneficial Owner	Amount (1)	Percentage (1)
Petros Pappas	8,472,094	10.5%
F5 Capital (2)	3,803,481	4.7%
Prokopios Tsirigakis	2,000,999	2.5%
Koert Erhardt	653,471	*	%
Tom Softeland	435,135	*	%
Peter Espig	240,472	*	%
Milena Maria Pappas	170,000	*	%
All other directors and executive officers	*	*

(1)	Percentage amounts based on 80,358,360 shares of our common stock outstanding as of December 31, 2011.

(2)
Information derived from the Schedule 13D/A of F5 Capital which was filed with the Commission on July 29, 2008.  According to such filing, Mr. Nobu Su, a former member of our board of directors, exercises voting and investment control over the securities held of record by F5 Capital, a Cayman Islands corporation, which is the nominee of TMT.

*	Less than 1%.

Our major shareholders have the same voting rights as our other shareholders.  No corporation or foreign government owns more than 50% of our outstanding shares of common stock.  We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Star Bulk.

B.           Related Party Transactions

Oceanbulk Maritime, S.A., a related party, has paid for certain expenses on behalf of Star Maritime. Star Bulk's director Mr. Petros Pappas is also the founder of Oceanbulk, a ship management company of drybulk vessels.  Star Bulk's former Chief Executive Officer, Mr. Prokopios (Akis) Tsirigakis, as well as its officer Mr. Christos Anagnostou had been employees of Oceanbulk until November 30, 2007.   We also paid to Oceanbulk a brokerage commission in the amount of $660,000 in connection with the sale of Star Beta in 2010.  As of December 31, 2010 we did not have an outstanding receivable balance with Oceanbulk Maritime, S.A.

During 2011, we reimbursed Oceanbulk Maritime S.A. for $148,391of expenses related to our new office that Oceanbulk Maritime S.A. paid on behalf of us. As of December 31, 2011, we have an outstanding payable balance of $8,275 with Oceanbulk Maritime, S.A.

Interchart Shipping Inc. or Interchart, a company affiliated with Oceanbulk, a company controlled by our Chairman, acts as a chartering broker for all of the Company's vessels.  As of December 31, 2011 and 2010, Star Bulk had an outstanding liability of $260,106 and $454,396, respectively, to Interchart.  During the years ended December 31, 2011 and 2010 the brokerage commission on charter revenue paid to Interchart amounted $1,236,812 and $1,539,898 respectively, and is included in "Voyage expenses" in the consolidated statements of operations.

On July 10, 2007, we entered into separate employment agreements with each of Mr. Tsirigakis and Mr. Syllantavos to employ them as our Chief Executive Officer and President, and our Chief Financial Officer and Secretary, respectively.  Each of these agreements had a term of three years unless terminated earlier in accordance with their respective terms. Each of these agreements provided for an annual salary and additional incentive compensation as determined annually by the compensation committee of our board of directors.  The aggregate related expenses for 2011, 2010, and 2009 were $62,877, $199,500, and $208,500, respectively, and are included in general and administrative expenses in the consolidated statement of operations.

On October 3, 2007, we also entered into separate consulting agreements with companies owned and controlled by our former Chief Executive Officer and former Chief Financial Officer respectively. Each of these agreements has a term of three years unless terminated earlier in accordance with the terms of such agreements. Under the consulting agreements, each company controlled by Messrs. Tsirigakis and Syllantavos received an annual consulting fee. Messrs. Tsirigakis and Syllantavos received incentive compensation as determined annually by the compensation committee of our board of directors.  The aggregate related expenses for 2011, 2010, and 2009 were $337,241, $874,001, and $916,770, respectively, and are included in general and administrative expenses in the consolidated statement of operations.

On February 2, 2011, we entered into an agreement with Mr. Tsirigakis relating to his employment with the Company. On February 7, 2011, Mr. Tsirigakis was succeeded by Mr. Spyros Capralos as our Chief Executive Officer and President.  Mr. Tsirigakis received a severance payment of $2,347,402 from us pursuant to the terms and subject to the conditions of his employment and consultancy agreements with us.

Effective February 7, 2011, we entered into an employment agreement with Mr. Capralos to employ him as our Chief Executive Officer and President.  This agreement has a term of three years unless terminated earlier in accordance with its terms. Under the employment agreement, Mr. Capralos is entitled to receive an annual salary and additional incentive compensation as determined annually by the compensation committee of our board of directors.  The related expenses for 2011 was $93,686, and is included in general and administrative expenses in the consolidated statement of operations.

Effective February 7, 2011, we also entered into a separate consulting agreement with a company owned and controlled by Mr. Capralos.  This agreement has a term of three years unless terminated earlier in accordance with its terms. Under the consulting agreement, the company controlled by Mr. Capralos is entitled to receive an annual consulting fee. Mr. Capralos will also receive additional incentive compensation as determined by the compensation committee of our board of directors. The related expense for 2011 was $224,941, and is included in general and administrative expenses in the consolidated statement of operations.

Mr. Capralos is also subject to non-competition and non-solicitation covenants during the term of his employment and consultancy agreements and for a period of three months following termination for any reason.

On May 2, 2011, Star Bulk Management Inc. entered into an employment agreement with Mr. Simos Spyrou, our Chief Financial Officer. On the same date, we also entered into a separate consulting agreement with a company owned and controlled by Mr. Spyrou for work performed by him outside of Greece. Each of these agreements has a term of three years. Under the employment agreement, Mr. Spyrou receives an annual base salary that may increase based on annual review by the compensation committee of our board of directors and the related expenses for 2011 was $61,465. Under the consulting agreement, the company controlled by Mr. Spyrou receives an annual consulting fee and additional incentive compensation as determined annually by the compensation committee of our board of directors and the related expenses for 2011was $52,135.

On May 12, 2011, we entered into an agreement with Barrington Corporation, or Barrington, a Marshall Islands company minority owned by family members of our Chairman, Mr. Petros Pappas, to acquire a 1994-built Capesize vessel, the Star Mega (formerly the Megalodon) along with its long-term time charter, for an aggregate purchase price of $23.7 million. On the same date, we also entered into an agreement with Donatus Marine Inc., or Donatus Marine, a Marshall Islands company minority owned by family members of our Chairman, to acquire a 1996-built Capesize vessel, the Star Big (formerly the Big Fish) along with its long-term time charter, for an aggregate purchase price of $27.8 million. The Star Big, which was delivered to us on July 25, 2011, and Star Mega, which was delivered to us on August 16, 2011, continued their employment under long-term time charters with a multinational mining group. Pursuant to our agreements with the sellers of these vessels, we received a daily rate of $17,625 with respect to the Star Big and $17,153 with respect to the Star Mega during the period from July 1, 2011 until each respective vessel was delivered to us. In lieu of receiving these payments aggregate amounts accrued over this period were deducted from the aggregate purchase price of each vessel paid by us.

On May 12, 2011, we entered into an agreement with our former Chief Financial Officer, Mr. George Syllantavos, relating to his employment with us. Pursuant to that agreement, Mr. Syllantavos received a severance payment from us of €320,000 (or $462,829) in cash and 328,000 restricted common shares pursuant to the terms and subject to the conditions of his employment and consultancy agreements with us. Mr. Syllantavos resigned as our Chief Financial Officer and from our board of directors effective as of August 31, 2011 at which time we were required to pay the cash amounts described above.

On July 1, 2011, the Company entered into a consulting agreement with a company owned and controlled by the Company's new Chief Operating Officer. This agreement has an indefinite term and each party may terminate the agreement giving one month's notice. Under this agreement the Company will pay the new Chief Operating Officer a base fee at an annual rate of not less €117,519 (approx. $152,058). The related expense for 2011 was $81,876 and is included in general and administrative expenses in the consolidated statement of operations.

On July 4, 2011, Starbulk S.A., our in house vessel manager, entered into a 12-year lease agreement for office space with Combine Marine Inc., a company founded by our Chairman, with monthly rent payments of €5,000 (approx. $6,470). This lease agreement may be terminated by Starbulk S.A. after one year upon the payment of an amount equal to one month's rent. For the year ended December 31, 2011 the related expenses were $47,979 and the outstanding payable balance to Combine Marine Inc. as of December 31, 2011 was $26,589.

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

See Item 18. "Financial Statements."

Legal Proceedings

In 2011, all arbitration proceedings between the charterers of the Star Alpha and us and between the charterers and third parties have been discontinued pursuant to a settlement agreement with the charterers and the sub-charterers. Each party has been released from the proceedings and claims have been waived.  An amount of $2.1 million under "Bad debt expense" in our consolidated statements of operations is associated with a write-off of this charterer's balance.

In April 2011, the dispute between the charterers of the Star Beta, Oldendorff Gmbh & Co. KG of Germany, or Oldendorff, and our subsidiary Star Beta LLC, concerning the assignment of the charterparty, has been settled, with the Company receiving an amount of $9.0 million, which represented a major portion of the quantum of the claim and is included under "Other operational gain" in our consolidated statements of operations. As a result of the settlement, the arbitration proceedings have also been discontinued.

Vinyl Navigation Inc., which is acting for and on behalf of the Company, commenced arbitration proceedings against TMT Bulk Corp., or TMT Bulk, for repudiatory breach of the charterparty due to the nonpayment of charterhire related to the Star Ypsilon. Vinyl Navigation Inc. pursued an award for such nonpayment of charterhire and an award for the loss of charterhire for the remaining period of the charterparty. During 2010, we received an  aggregate cash consideration of $24.3 million for full and final settlement of this claim, which is included under "Other operational gain" in our consolidated statements of operations.

During the fourth quarter of 2009, we commenced an arbitration proceeding against Ishaar Overseas FZE of Dubai, or Ishaar, for repudiatory breach of the charterparty due to the nonpayment of charterhire related to the Star Epsilon.  The Company has commenced an arbitration proceeding against Ishhar for repudiatory breach of the charterparty due to the nonpayment of charterhire related to the Star Kappa.  Both the Company and Ishaar have appointed arbitrators and the Company had filed claim submissions against the charterer Ishaar.  In the fourth quarter of 2010, we commenced additional arbitration proceedings against the parent company of Ishhar, Bhatia International Limited ("Bhatia"), on the grounds that Ishhar acted as an agent for the undisclosed principal Bhatia. As of December 31, 2011, we determined that this amount is not recoverable and we recognized a respective provision amounting to $1.9 million which is included under "Bad debt expense" in our consolidated statements of operations.

During July 2010 a dispute arose between the Company and Deiulemar, that was the charterer of the vessel Star Beta, amounting to $1.73 million, which is included under "Trade accounts receivable, net" in the accompanying consolidated balance sheets.  The dispute concerns (i) breach of the charterparty by Dieulemar and resulting damages incurred by us due to the late delivery of such vessel, which was delivered after the applicable redelivery date under that charterparty, and (ii) such charterers' allegations that the vessel's performance did not meet the requirements set forth in the charterparty. Pursuant to a settlement agreement signed on February 20, 2012, we received the amount of $1.04 million, the arbitration proceedings were discontinued and each party released each other from its respective claim. This event qualifies as an adjusting subsequent event and therefore we recognized a provision of $0.7 million, which is included under "Bad debt expense" in our consolidated statements of operations.

In February 2011, KLC, the then charterer of the Star Gamma and Star Cosmo commenced rehabilitation proceedings in Seoul, Korea. Under the rehabilitation plan approved by the KLC's creditors on October 14, 2011, we were entitled to receive compensation for the Star Gamma and  the Star Cosmo of $6.839 million, 37% of which was to be repaid in cash over a period of ten years and the remaining 63% in the form of KLC's common shares.  In addition, we entered into an agreement with KLC related to the nonpayment of hire for the Star Gamma pursuant to which we received $172,429 in October 2011 and $172,429 will be received in October 2012.  We also entered into two tripartite agreements with KLC and the sub-charterers of the Star Gamma and the Star Cosmo following the exercise of liens on the sub hires due to KLC. Under these agreements, we received $86,177 in December 2011 from the sub-charterer of the Star Gamma and $120,604 from the sub-charterer of the Star Cosmo in March 2012.  As of December 31, 2011, we determined that $497,842 is not recoverable due to the long term period of KLC's rehabilitation plan and the uncertainty surrounding the continuation of KLC's operations, and recorded a respective provision which is included under "Bad debt expense" in the accompanying consolidated statements of operations.

On July 13, 2011 the Star Cosmo, one of our vessels, was retained by the port authority in the Spanish port of Almeria and was released on July 16, 2011. According to the port authority, the vessel allegedly discharged oily water while sailing in Spanish waters in May 2011, more than two months earlier, and related records were allegedly deficient. Administrative investigation commenced locally. We posted cash collateral of Euro 340,000 (approx. $440 thousand) to guarantee the payment of fines that may be assessed in the future and the vessel was released. At the time of the alleged incident, Union Commercial, Inc., an unaffiliated third party ship management company, was the vessel's technical manager. We are not aware, pending the outcome of the investigation, whether there is a probable liability nor can we estimate our exposure. Up to $1 billion of the liabilities associated with the individual vessels' actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club Insurance. The cash collateral of €340,000 has been released to the Company in March 2012, after being replaced by a P&I Letter of undertaking.

On September 29, 2010, we agreed with a third party to sell a 45% interest in the future proceeds related to the settlement of certain of the commercial claims for $5.0 million which is included under "Other operational gain"  in our consolidated statements of operations. This amount was collected in October 2010.

We have not been involved in any legal proceedings which we believe may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which we believe may have a significant effect on our business, financial position, and results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend Policy

We pay dividends, if any, on a quarterly basis from our operating surplus, in amounts that allowed us to retain a portion of our cash flows to fund vessel or fleet acquisitions, and for debt repayment and other corporate purposes, as determined by our management and board of directors. The declaration and payment of dividends will be subject at all times to the discretion of our board of directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends, or if there is no surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year.

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

Our dividend payments for 2011 are as follows: (i) in February 2011, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ending December 31, 2010 that was paid on March 9, 2011 to shareholders of record as of March 4, 2011, (ii) in May 2011 we declared a dividend of $0.05 per outstanding share of our common stock for the three months ending March 31, 2011 that was paid on May 31, 2011 to shareholders of record as of May 23, 2011, (iii) in August 2011, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ended June 30, 2011 that was paid on August 30, 2011 to shareholders of record as of August 25, 2011,  (iv) in November 2011, we declared a dividend of $0.05 per outstanding share of our common stock for the three months ending September 30, 2011 that was paid on December 2, 2011 to shareholders of record as of November 29, 2011, and (v) on February 15, 2012 we declared a dividend of $0.015 per outstanding share of our common stock for the three months ending December 31, 2011 that was paid on  March 6, 2012 to shareholders of record as of February 28, 2012.

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

COMMON STOCK

Fiscal year ended December 31,	High	Low
2011	$2.79	$0.88
2010	$3.20	$2.24
2009	$5.37	$1.21
2008	$14.34	$1.80
2007	$14.05	$9.86

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the common stock on the Nasdaq Global Select Market.

Fiscal year ended December 31, 2011	High	Low
1st Quarter ended March 31, 2011	$2.79	$2.36
2nd Quarter ended June 30, 2011	$2.41	$1.99
3rd Quarter ended September 30, 2011	$2.06	$1.23
4th Quarter ended December 31, 2011	$1.44	$0.88

Fiscal year ended December 31, 2010	High	Low
1st Quarter ended March 31, 2010	$3.20	$2.53
2nd Quarter ended June 30, 2010	$2.99	$2.42
3rd Quarter ended September 30, 2010	$2.94	$2.24
4th Quarter ended December 31, 2010	$3.17	$2.67

The following table sets forth, for the most recent six months, the high and low prices for the common stock on the Nasdaq Global Select Market.

	High	Low
March 2012	1.01	0.89
February 2012	1.17	0.97
January 2012	1.17	0.90
December 2011	1.12	0.88
November 2011	1.38	1.17
October 2011	1.44	1.15
September 2011	1.46	1.26

Item 10.  Additional Information

A.           Share Capital

Not Applicable.

B.           Memorandum and Articles of Association

Directors

Our directors are elected by a majority of the votes cast by stockholders entitled to vote in an election. Our amended and restated articles of incorporation provide that cumulative voting shall not be used to elect directors. Our board of directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66 2/3% of the entire board. Our amended and restated articles of incorporation provide for a staggered board of directors whereby directors shall be divided into three classes: Class A, Class B and Class C which shall be as nearly equal in number as possible. Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The term of our board of directors is as follows: (i) the term of the Company's Class A directors expires in 2014; (ii) the term of Class B directors expires in 2012; and (iii) the term of Class C directors expires in 2013. Each director serves his respective term of office until his successor has been elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

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

C.           Material Contracts

During 2011, we had seven credit facilities with lenders, including Commerzbank A.G., Credit Agricole Corporate and Investment Bank, Piraeus Bank (both of which were repaid in full) HSH Nordbank, and ABN AMRO Bank N.V., as agent and as lender. For a discussion of our term loan facilities, please see the section of this annual report entitled "Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."  We have no other material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party.

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

After the completion of the Redomiciliation Merger, the shareholders of Star Maritime owned less than 80% of the Company. Star Maritime received an opinion of its counsel, Seward & Kissel LLP or "Seward & Kissel", that Star Bulk should not be subject to Section 7874(b) after the Redomiciliation Merger. Based on the structure of the Redomiciliation Merger, the Company believes that it is not subject to U.S. federal income tax as a U.S. domestic corporation on its worldwide income for taxable years after the Redomiciliation Merger. However, there is no authority directly addressing the application of Section 7874(b) to a transaction such as the Redomiciliation Merger where shares in a foreign corporation, such as the Company, are issued concurrently with (or shortly after) a merger. In particular, since there is no authority directly applying the "series of related transactions" or "plan" provisions to the post-acquisition stock ownership requirements of Section 7874(b), there is no assurance that the U.S. Internal Revenue Service (IRS) or a court will agree with Seward & Kissel's opinion on this matter. Moreover, Star Maritime has not sought a ruling from the IRS on this point. Therefore, there is no assurance that the IRS would not seek to assert that the Company is subject to U.S. federal income tax on its worldwide income after the Redomiciliation Merger, although the Company believes that such an assertion should not be successful.

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

The Treasury Regulations further require that with respect to each class of common stock relied upon to meet the listing requirement: (i) such class is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year, which we refer to as the "trading frequency test;" and (ii) the aggregate number of shares of such class of common stock traded on such market is at least 10% of the average number of shares of such class outstanding during such year, or as appropriately adjusted in the case of a short taxable year, which we refer to as the "trading volume test." We believe that our common stock will satisfy the trading frequency and volume tests. Even if this were not the case, the Treasury Regulations provide that the trading frequency and volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common stock, such class of stock is traded on an "established securities market" in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

For purposes of determining the persons who own 5% or more of our common stock, or "5% Stockholders," the Treasury Regulations permit us to rely on Schedule 13G and Schedule 13D filings with the U.S. Securities and Exchange Commission, or the "SEC," to identify those persons who have a 5% or greater beneficial interest in our common stock. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

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

For the 2011 taxable year, we were not subject to the 5% Override Rule and, therefore, we believe that we satisfied the Publicly-Traded Test.  Accordingly, we believe that we were exempt from U.S. federal income tax on our U.S. source shipping income for the 2011 taxable year, and we intend to take this position on our 2011 U.S. federal income tax return.  However, there is no assurance that we will continue to qualify for the benefits of Section 883 of the Code for any future taxable year.

Taxation in Absence of Exemption under Section 883 of the Code

To the extent the benefits of Section 883 of the Code are unavailable with respect to any item of U.S. source shipping income, our U.S. source shipping income, to the extent not considered to be "effectively connected" with a U.S. trade or business, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, or the "4% gross basis tax regime." Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

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

Special rules may apply to any "extraordinary dividend," generally, a dividend in an amount which is equal to or in excess of 10% of a stockholder's adjusted tax basis (or fair market value in certain circumstances) in our common stock. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a U.S. Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

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

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a "passive foreign investment company" for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder holds our common stock, either:

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

Based on our current operations and future projections, we do not believe that we are, nor do we expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on point, and we are not relying upon an opinion of counsel on this issue, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive, or are deemed to derive, from the time chartering and voyage chartering activities of our wholly-owned subsidiaries should constitute services income, rather than rental income. Correspondingly, such income should not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the tankers, should not constitute passive assets for purposes of determining whether we are a PFIC. We believe there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future.

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

In addition, if we were to be treated as a PFIC, a U.S. Holder may be required to file an annual report containing such information as the Secretary of the U.S. Department of the Treasury may provide.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an "Electing Holder," the Electing Holder must report each year for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received by the Electing Holder from us. The Electing Holder's adjusted tax basis in the common stock would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits previously taxed would result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any taxable year that the Company is a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If we became aware that we were to be treated as a PFIC for any taxable year, we intend to provide each U.S. Holder with all necessary information in order to make the QEF election described above.

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

If a Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, income from the common stock, including dividends and gain from the sale, exchange or other disposition of the common stock, that is "effectively connected" with the conduct of that trade or business will generally be subject to U.S. federal income tax in the same manner as discussed in the previous section relating to the U.S. federal income taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, the earnings and profits of such Non-U.S. Holder that are attributable to the "effectively connected" income, subject to certain adjustments, would be subject to an additional "branch profits" tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States will be subject to information reporting requirements. Such payments will also be subject to "backup withholding" in the case of a non-corporate U.S. Holder that:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that it failed to report all interest or dividends required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and "backup withholding" by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If a stockholder sells its common stock to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. "backup withholding" and information reporting unless the stockholder certifies, under penalties of perjury, that it is a non-U.S. person or otherwise establishes an exemption. If a stockholder sells its common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid outside the United States, then information reporting and "backup withholding" generally will not apply to that payment. However, U.S. information reporting requirements, but not "backup withholding", will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a stockholder sells its common stock through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

"Backup withholding" is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under "backup withholding" rules that exceed the taxpayer's U.S. federal income tax liability by filing a refund claim with the IRS.

Pursuant to recently enacted section 6038D of the Code and the proposed and temporary Treasury Regulations promulgated thereunder, individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are non-U.S. Holders and certain U.S. entities) who hold "specified foreign financial assets" (as defined in section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year.  Specified foreign financial assets would include, among other assets, our common stock, unless the common stock were held through an account maintained with a U.S. financial institution.  Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect.  Additionally, the statute of limitations on the assessment and collection of U.S. federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed.  U.S. Holders (including U.S. entities) and Non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under section 6038D of the Code.

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

Our interest expense for the year ended December 31, 2011 was $4.7 million (excluding the amortization of deferred financing fees).  Our estimated interest expense for the year ending December 31, 2012 is expected to be $8.6 million (excluding the amortization of deferred finance fees) .Our estimated amount of interest expense reflects interest payments we expect to make with respect to our long term debt obligations. The interest payments reflect an assumed LIBOR-based applicable rate of 0.58% (the three month LIBOR rate as of December 31, 2011) plus the relevant margin of the applicable credit facility . The following table sets forth the sensitivity of our existing loans as of December 31, 2011 as to a100 basis point increase in LIBOR during the next five years. The following table sets forth the sensitivity of loans in millions of Dollars to a 100 basis points increase in LIBOR during the next five years:

For the year ending December 31,	Estimated amount of interest expense	Estimated amount of interest expense after an increase of 100 basis points	Sensitivity

2012	8.6	11.1	2.5
2013	7.3	9.5	2.2
2014	6.0	7.9	1.9
2015	5.0	6.5	1.5
2016	3.4	4.5	1.1

Currency and Exchange Rates

We generate all of our revenues in Dollars and operating expenses in currencies other than the Dollar are approximately 31% of total operation expenses. Further, 75% of our general and administrative expenses, excluding expenses of $1.4 million relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees, including consulting fees, salaries and traveling expenses were incurred in Euros. For accounting purposes, expenses incurred in Euros are converted into Dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the Dollar and the Euro, which could affect the amount of net income that we report in future periods. As of December 31, 2011, the effect of a 1% adverse movement in Dollar/Euro exchange rates would have resulted in an increase of $83,193 and $63,092 in our general and administrative expense and our operating expenses, respectively. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. The use of financial derivatives, including foreign exchange forward agreements, would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Freight Derivatives

From time to time, we may take positions in freight derivatives including FFAs and freight options. Generally freight derivatives may be used to hedge a vessel owner's exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operation and cash flow.

During the years ended December 31, 2011, 2010 and 2009, we entered into a limited number of FFAs and freight options on the Capesize and Panamax indexes. These freight derivatives are intended to serve as an approximate hedge for our vessels trading in the spot market for 2011, 2010, and 2009, effectively locking-in the approximate amount of revenue that we expect to receive from such vessels for the relevant periods. Our freight derivatives do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in the accompanying consolidated statements of operations.  FFAs are settled on a daily basis through London Clearing House (LCH), and there is also a margin maintenance requirement based on marking the contract to market.  As of December 31, 2011 we had no open position in FFAs. Freight options are treated as assets/liabilities until they are settled. The fair value of these instruments liability as of December 31, 2011 was $0.1 million. During the years ended December 31, 2011 and 2010, the loss from freight derivatives amounting to $0.4 million and $2.1 million, respectively.  As of the date of this report the Company has not any open position in freight derivatives.

Bunker swap agreements

Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. Our bunker swaps are traded as a derivative on the over-the-counter (OTC) market. During 2010, we enter into several bunker swaps contracts up to December 31, 2010. During, 2011, we did not entered into bunker swaps contracts and therefore we had no open positions on bunkers swaps.

During the year ended December 31, 2010 loss from bunker swaps amounted to $0.005 million.

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

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.  Controls and Procedures

(a)           Disclosure Controls and Procedures

As of December 31, 2011, our management (with the participation of our chief executive officer and chief financial officer) conducted an evaluation pursuant to Rule 13a-15(b) and 15d-15 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the design and operation of our disclosure controls and procedures. Our management, including our chief executive and chief financial officer, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the partnership have been detected. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

However, based on this evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2011, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

(b)           Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer, and carried out by our board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes policies and procedures that:

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

Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2011 is effective.

(c)           Attestation Report of the Registered Public Accounting Firm

Deloitte, Hadjipavlou Sofianos & Cambanis S.A. ("Deloitte"), our independent registered public accounting firm, as auditors of the consolidated financial statements of the Company for the year ended December 31, 2011, has also audited the effectiveness of our internal control over financial reporting as stated in their audit report which is included below.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Star Bulk Carriers Corp.
Majuro, Republic of the Marshall Islands

We have audited the internal control over financial reporting of Star Bulk Carriers Corp. and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated March 23, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
March 23, 2012

Item 16A.   Audit Committee Financial Expert

The Board of Directors of the Company has determined that Mr. Softeland, whose biographical details are included in Item 6. "Directors and Senior Management," a member of our Audit Committee qualifies as a financial expert and is considered to be independent according to the Commission rules.

Item 16B.  Code of Ethics

The Company has adopted a code of ethics that applies to its directors, officers and employees. A copy of our code of ethics is posted in the "Investor Relations" section of the Star Bulk Carriers Corp. website, and may be viewed at http://www.starbulk.com. Shareholders may be direct their requests to the attention of Investor Relations, c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece.

Item 16C.  Principal Accountant Fees and Services

The Company's principal accounting firm, Deloitte, Hadjipavlou, Sofianos & Cambanis S.A., an independent accounting firm and member of Deloitte Touche Tohimatsu, Limited, have audited our annual consolidated financial statements acting as our Independent Registered Public Accounting Firm for the fiscal years ended December 31, 2010 and 2011.

The table below sets forth the total fees for the services performed by Deloitte in 2010 and 2011, and breaks these amounts by category of services.

(In thousands of Dollars)	2010	2011
Audit fees	411	591
Audit-related fees	83	-
Tax fees	-	-
All other fees	-	-
Total fees	494	591

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

Item 16.H  Mine Safety Disclosure

Not Applicable.

PART III

Item 17.  Financial Statements

See Item 18. "Financial Statements."

Item 18.  Financial Statements

The following consolidated financial statements, beginning on page F-1, together with the report of Deloitte thereon, are filed as a part of this report.

Item 19.          Exhibits

Number	Description of Exhibition

1.1	Form of Third Amended and Restated Articles of Incorporation of Star Bulk Carriers Corp. (18)
1.2	Amended and Restated bylaws of the Company (1)
2.1	Form of Share Certificate (2)
2.3	Form of 2007 Equity Incentive Plan (3)
2.4	2010 Equity Incentive Plan (4)
2.5	2011 Equity Incentive Plan (5)
2.6	Registration Rights Agreement (6)
4.1	Management Agreement with Combine Marine Inc. (7)
4.2	Master Agreement, as amended (8)
4.3	Supplemental Agreement (9)
4.4	Loan Agreement with Commerzbank AG dated December 27, 2007 (10)
4.5	First Supplemental Agreement with Commerzbank AG dated June 10, 2009 (15)
4.6	Second Supplemental Agreement with Commerzbank AG dated January 27, 2010 (14)
4.7	Waiver Agreement with Commerzbank AG dated March 12, 2009 (11)
4.8	Loan Agreement with Commerzbank AG dated September 3, 2010 (12)
4.9	Loan Agreement with Credit Agricole Corporate and Investment Bank dated January 20, 2011 (13)
4.10	Loan Agreement with HSH Nordbank AG, dated October 3, 2011 (16)
4.11	Loan Agreement with ABN AMRO Bank N.V., dated July 21, 2011 (17)
8.1	Subsidiaries of the Company
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm (Deloitte)
(1)	Incorporated by reference to Exhibit 3.1 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.
(2)	Incorporated by reference to Exhibit 4.1 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.
(3)	Incorporated by reference to Exhibit 10.2 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.
(4)	Incorporated by reference to Exhibit 2.4 of the Company's Annual Report for the year ended December 31, 2010 (File No. 001-33869), which was filed with the Commission on March 31, 2011.
(5)	Incorporated by reference to Exhibit 4.4 of the Company's Form S-8 (File no. 333-176922), which was filed with the Commission on September 20, 2011.
(6)	Incorporated by reference to Exhibit 10.13 of Star Maritime's Registration Statement (File No. 333-125662), which was filed with the Commission on June 9, 2005.
(7)	Incorporated by reference to Exhibit 10.16 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on May 24, 2007.
(8)	Incorporated by reference to Exhibit 10.19 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on October 12, 2007.
(9)	Incorporated by reference to Exhibit 10.11 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.
(10)	Incorporated by reference to Exhibit 4.5 of the Company's Annual Report for the year ended December 31, 2007 (File No. 001-33869), which was filed with the Commission on June 30, 2008.
(11)	Incorporated by reference to Exhibit 4.10 of the Company's Annual Report for the year ended December 31, 2008 (File No. 001-33869), which was filed with the Commission on April 16, 2009.
(12)	Incorporated by reference to Exhibit 4.18 of the Company's Annual Report for the year ended December 31, 2010 (File No. 001-33869), which was filed with the Commission on March 31, 2011.
(13)	Incorporated by reference to Exhibit 4.19 of the Company's Annual Report for the year ended December 31, 2010 (File No. 001-33869), which was filed with the Commission on March 31, 2011.
(14)	Incorporated by reference to Exhibit 4.6 of the Company's Annual Report for the year ended December 31, 2010 (File No. 001-33869), which was filed with the Commission on March 31, 2011.
(15)	Incorporated by reference to Exhibit 4.5 of the Company's Annual Report for the year ended December 31, 2010 (File No. 001-33869), which was filed with the Commission on March 31, 2011.
(16)	Incorporated by reference to Exhibit 99.3 of the Company's Form 6-K (File No. 001-33869), which was filed with the Commission on November 2, 2011.
(17)	Incorporated by reference to Exhibit 99.2 of the Company's Form 6-K (File No. 001-33869), which was filed with the Commission on November 2, 2011.
(18)	Incorporated by reference to Exhibit 1.1 of the Company's Annual Report for the year ended December 31, 2010 (File No. 001-33869), which was filed with the Commission on March 31, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Star Bulk Carriers Corp.
(Registrant)

Date March 26, 2012	By:	/s/ Spyros Capralos
	Name:	Spyros Capralos
	Title:	President and Chief Executive Officer

STAR BULK CARRIERS CORP.
INDEX TO CONSOLIDATED
FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Star Bulk Carriers Corp.
Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Star Bulk Carriers Corp. and subsidiaries (the "Company") as of December 31, 2010 and 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2011.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Star Bulk Carriers Corp. and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 23, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
March 23, 2012

STAR BULK CARRIERS CORP.
Consolidated Balance Sheets
As of December 31, 2010 and 2011
(Expressed in thousands of U.S. dollars except for share and per share data)

	2010	2011
ASSETS
Current Assets
Cash and cash equivalents	$12,824	$15,072
Restricted cash (Note 8 and Note 19)	1,550	4,159
Trade accounts receivable, net (Note 17)	4,652	4,762
Inventories (Note 4)	1,094	3,867
Due from managers	75	70
Accrued income	397	-
Prepaid expenses and other receivables	3,326	3,467
Total Current Assets	23,918	31,397

FIXED ASSETS
Advances for vessels under construction (Note 5)	43,473	-
Vessels and other fixed assets, net (Note 6)	610,817	638,532
Total Fixed Assets	654,290	638,532

OTHER NON-CURRENT ASSETS
Deferred finance charges	1,022	1,776
Restricted cash (Note 8)	24,020	25,524
Fair value of above market acquired time charter (Note 7)	-	20,699
TOTAL ASSETS	$703,250	$717,928

LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long term debt (Note 8)	$33,785	$34,674
Accounts payable	3,233	8,501
Due to related parties (Note 3)	603	436
Due to managers	55	48
Accrued liabilities (Note 14)	1,865	3,870
Derivative instruments(Note 19)	-	82
Deferred revenue	3,694	4,543
Total Current Liabilities	43,235	52,154

NON-CURRENT LIABILITIES
Long term debt (Note 8)	171,044	231,466
Fair value of below market acquired time charter (Note 7)	452	-
Deferred revenue	203	-
Other non-current liabilities	64	95
TOTAL LIABILITIES	214,998	283,715

Commitments & Contingencies (Note 16)

Stockholders' Equity
Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2010 and 2011(Note 9)	-	-
Common Stock, $0.01 par value, 300,000,000 shares authorized at December 31, 2010 and 2011 respectively; 63,410,360 and 80,358,360 shares issued and outstanding at December 31, 2010 and 2011, respectively	634	804
Additional paid in capital (Note 9)	489,770	519,511
Accumulated deficit	(2,152)	(86,102)
Total Stockholders' Equity	488,252	434,213
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$703,250	$717,928

The accompanying notes are integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.
Consolidated Statements of Operations
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of U.S. dollars except for share and per share data)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2009	2010	2011

Revenues:
Voyage revenues	$142,351	$121,042	$106,912
Management fee income	-	-	153
	142,351	121,042	107,065

Expenses
Voyage expenses (Note 18)	15,374	16,839	22,429
Vessel operating expenses (Note 18)	30,168	22,349	25,247
Dry docking expenses	6,122	6,576	3,096
Depreciation	58,298	46,937	50,224
Management fees	771	164	54
Loss on derivative instruments, net (Note 19)	2,154	2,083	390
General and administrative expenses	8,742	15,404	12,455
Bad debt expense (Note 16 and 17)	-	2,131	3,139
Vessel impairment loss (Note 6 and Note 19)	75,208	34,947	62,020
Gain on time charter agreement termination (Note 7)	(16,219)	-	(2,010)
Loss on time charter agreement termination (Note 7)	11,040	-	-
Other operational loss (Note 11)	-	-	4,050
Other operational gain (Note 10)	-	(26,648)	(9,260)
	191,658	120,782	171,834
Operating income/(loss)	(49,307)	260	(64,769)

Other Income (Expenses):
Interest and finance costs (Note 8)	(9,914)	(5,916)	(5,227)
Interest and other income	806	525	744
Loss on debt extinguishment (Note 8)	-	-	(307)
Total other expenses, net	(9,108)	(5,391)	(4,790)

Net loss	$(58,415)	$(5,131)	$(69,559)

Loss per share, basic and diluted (Note 12)	$(0.96)	$(0.08)	$(0.98)

Weighted average number of shares outstanding, basic and diluted (Note 12)	60,873,421	61,489,162	71,047,277

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.
Consolidated Statements Of Stockholders Equity
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of U.S. dollars except for share and per share data)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Retained earnings/ (Accumulated deficit)	Total Stockholders' Equity

BALANCE, January 1, 2009	58,412,402	$584	$479,592	$79,964	$560,140

Net loss for the year ended December 31, 2009	-	$-	$-	$(58,415)	$(58,415)
Issuance of common stock to TMT	803,481	8	(8)	-	-
Issuance of common stock	818,877	8	1,877	-	1,885
Issuance of vested and non-vested shares and amortization of stock-based compensation	1,070,000	11	1,821	-	1,832
Dividends declared and paid ($0.10 per share)	-	-	-	(6,185)	(6,185)

BALANCE, December 31, 2009	61,104,760	$611	$483,282	$15,364	$499,257

Net loss for the year ended December 31, 2010	-	$-	$-	$(5,131)	$(5,131)
Issuance of vested and non-vested shares and amortization of stock-based compensation	2,305,600	23	6,488	-	6,511
Dividends declared and paid ($0.20 per share)	-	-	-	(12,385)	(12,385)

BALANCE, December 31, 2010	63,410,360	$634	$489,770	$(2,152)	$488,252

Net loss for the year ended December 31, 2011	-	$-	$-	$(69,559)	$(69,559)
Issuance of common stock	16,700,000	167	28,382	-	28,549
Issuance of vested and non-vested shares and amortization of stock-based compensation	248,000	3	1,359	-	1,362
Dividends declared and paid ($0.20 per share)	-	-	-	(14,391)	(14,391)
BALANCE, December 31, 2011	80,358,360	$804	$519,511	$(86,102)	$434,213

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.
Consolidated Statements of Cash Flows
For the years ended December 31, 2009, 2010 and 2011
(Expressed in thousands of U.S. dollars)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2009	2010	2011
Cash Flows from Operating Activities:
Net loss	$(58,415)	$(5,131)	$(69,559)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	58,298	46,937	50,224
Amortization of fair value of above market acquired time charters	3,108	-	2,366
Amortization of fair value of below market acquired time charters	(8,843)	(1,360)	(179)
Amortization of deferred finance charges	350	329	329
Loss on debt extinguishment	-	-	307
Loss/(gain) on time charter agreement termination	121	-	(273)
Vessel impairment loss	75,208	34,692	62,020
Stock-based compensation	1,832	6,511	1,362
Change in fair value of derivatives	(31)	282	82
Other non-cash charges	5	5	31
Bad debt expense	-	2,131	3,139
Gain from insurance claim	-	-	(260)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Restricted cash for forward freight and bunker derivatives	(3,267)	5,753	(153)
Trade accounts receivable	(2,070)	(1,334)	(3,249)
Inventories	294	(112)	(2,773)
Accrued income	-	(397)	397
Prepaid expenses and other receivables	(2,440)	(326)	(957)
Deposit on forward freight agreements	2,514	-	-
Due from related parties	(2,042)	2,507	-
Due from managers	1,870	72	5
Increase/(Decrease) in:
Accounts payable	2,946	(744)	5,268
Due to related parties	180	267	(167)
Accrued liabilities	(773)	(427)	2,005
Due to managers	-	55	(7)
Deferred revenue	(2,968)	(1,761)	646
Net cash provided by Operating Activities	65,877	87,949	50,604

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisition of vessels and other assets	(49)	(87,563)	(96,388)
Cash paid for above market acquired time charters	-	-	(23,065)
Cash proceeds from vessel sale	19,129	20,342	-
Insurance proceeds	-	120	1,076
Decrease in restricted cash	-	7,600	17,750
Increase in restricted cash	(20,510)	(650)	(21,710)
Net cash used in Investing Activities	(1,430)	(60,151)	(122,337)

Cash Flows from Financing Activities:
Proceeds from bank loans	-	26,000	162,775
Loan repayment	(49,250)	(68,421)	(101,464)
Proceeds from dividend reinvestment	1,885	-	-
Financing fees paid	(230)	(310)	(1,488)
Proceeds from issuance of common stock	-	-	28,786
Offering expenses paid related to the issuance of common stock	-	-	(237)
Cash dividend	(6,185)	(12,385)	(14,391)
Net cash(used in)/ provided by Financing Activities	(53,780)	(55,116)	73,981

Net increase/(decrease) in cash and cash equivalents	10,667	(27,318)	2,248
Cash and cash equivalents at beginning of year	29,475	40,142	12,824

Cash and cash equivalents at end of the year	$40,142	$12,824	$15,072
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest	9,206	5,489	3,893

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.   Basis of Presentation and General Information:

On November 30, 2007, Star Maritime Acquisition Corp. ("Star Maritime"), a company incorporated in the state of Delaware, merged with and into its wholly-owned subsidiary at the time, Star Bulk Carriers Corp. ("Star Bulk") a company incorporated in Marshall Islands, with Star Bulk being the surviving entity (collectively, the "Company," "we" or "us").  This merger is referred to as "Redomiciliation Merger" or the "Merger".

The accompanying consolidated financial statements as of and for the years ended December 31, 2009, 2010 and 2011 include the accounts of Star Bulk and its wholly owned subsidiaries.

Star Bulk was incorporated on December 13, 2006 under the laws of the Marshall Islands and is the sole owner of all of the outstanding shares of Star Bulk Management Inc., Star Bulk S.A, and the ship-owning subsidiaries as set forth below.

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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.           Basis of Presentation and General Information – (continued):

Below is the list of the Company's wholly owned subsidiaries as of December 31, 2011:

Wholly Owned	Vessel		Date	Year
Subsidiaries	Name	DWT	Delivered to Star Bulk	Built
Star Bulk Management Inc.	—	—	—	—
Starbulk S.A.	—	—	—	—

	Vessels in operation at December 31, 2011

Star Aurora LLC	Star Aurora	171,199	September 8, 2010	2000
Star Big LLC	Star Big	168,404	July 25, 2011	1996
Star Borealis LLC	Star Borealis	179,678	September 9, 2011	2011
Star Mega LLC	Star Mega	170,631	August 16, 2011	1994
Star Polaris LLC	Star Polaris	179,546	November 14, 2011	2011
Lamda LLC	Star Sigma	184,403	April 15, 2008	1991
Star Ypsilon LLC	Star Ypsilon	150,940	September 18, 2008	1991
Star Cosmo LLC	Star Cosmo	52,247	July 1, 2008	2005
Star Delta LLC	Star Delta (ex F Duckling)*	52,434	January 2, 2008	2000
Star Epsilon LLC	Star Epsilon (ex G Duckling)*	52,402	December 3, 2007	2001
Star Gamma LLC	Star Gamma (ex C Duckling)*	53,098	January 4, 2008	2002
Star Kappa LLC	Star Kappa (ex E Duckling)	52,055	December 14, 2007	2001
Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
Star Theta LLC	Star Theta (ex J Duckling)*	52,425	December 6, 2007	2003
Star Zeta LLC	Star Zeta (ex I Duckling)*	52,994	January 2, 2008	2003

	Vessels disposed**
Star Alpha LLC	Star Alpha (ex A Duckling)*	175,075	January 9,2008	1992
Star Beta LLC	Star Beta (ex B Duckling)*	174,691	December 28, 2007	1993

  *Initial fleet or initial vessels.

  ** For vessels disposed refer to Note 6.

Star Iota LLC, the vessel owning company of the vessel Star Iota, one of the initial vessels which was sold in 2008, was dissolved in 2011 and therefore is not included in the consolidated financial statements as of December 31, 2011.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.           Basis of Presentation and General Information – (continued):

Charterers individually accounting for more than 10% of the Company's voyage revenues during the years ended December 31, 2009, 2010 and 2011 are as follows:

Charterer	2009	2010	2011
A	12%	-	-
B	20%	21%	-
C	12%	17%	-
D	11%	13%	12%
E	10%	-	-
F	-	10%	13%
G	-	14%	12%
H	-	12%	19%
I	-	-	15%

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

c)  Other comprehensive income/(loss): The Company follows guidance related to Statement of Comprehensive Income, which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. The Company has no such transactions which affect comprehensive income/(loss) and, accordingly, comprehensive income equals net income / (loss) for all periods presented.

d)  Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade accounts receivable and derivative contracts (bunker derivatives and freight derivatives).  The Company's policy is to place cash and cash equivalents, restricted cash with financial institutions evaluated as being creditworthy and are exposed to minimal interest rate and credit risk.  The Company may be exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company a) in over-the-counter transactions limits its exposure by diversifying among counter parties with high credit ratings, and b) all of the Company's freight derivatives are cleared through London Clearing House (LCH). The Company, consistent with drybulk shipping industry practice, has not independently analyzed the creditworthiness of the charterers and generally does not require collateral for its trade accounts receivable.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
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

f)  Foreign currency transactions: The functional currency of the Company is the U.S. Dollar since the Company's vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the consolidated balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are converted into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in Interest and other income in the accompanying consolidated statements of operations.

g)   Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

h)  Restricted cash: Restricted cash represents minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Company's borrowing arrangements. Restricted cash also consists of the restricted portion of both freight and bunker derivatives base and margin collaterals with London Clearing House (LCH) and Marfin Bank, respectively. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets; otherwise they are classified as non-current assets.

i)  Trade accounts receivable, net:   The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables.

j)  Inventories: Inventories consist of consumable lubricants and bunkers, which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

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

l)  Advances for vessels under construction: Advances made to shipyards during construction periods are classified as "Advances for vessels under construction" until the date of delivery and acceptance of the vessel, at which date they are reclassified to "Vessels and other fixed assets, net". Advances for vessels under construction also include supervision costs, amounts paid under engineering contracts, capitalized interest and other expenses directly related to the construction of the vessel. Financing costs incurred during the construction period of the vessels are also capitalized and included in the vessels' cost.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.           Significant Accounting policies – (continued):

m)  Fair value of above/below market acquired time charter:  The Company records all identified tangible and intangible assets or liabilities associated with the acquisition of a vessel at fair value.  Fair value of above or below market acquired time charters is determined by comparing existing charter rates in the acquired time charter agreements with the market rates for equivalent time charter agreements prevailing at the time the foregoing vessels are delivered. The present values representing the fair value of the above or below market acquired time charters are recorded as an intangible asset or liability, respectively.  Such intangible asset or liability is recognized ratably as an adjustment to revenues over the remaining term of the assumed time charter.

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

At December 31, 2010 and 2011, the Company performed an impairment review of the Company's vessels due to the global economic downturn and the prevailing conditions in the shipping industry. The Company compared undiscounted cash flows to the carrying values for the Company's vessels to determine if the assets were impaired. Significant management judgment is required in forecasting future operating results, used in this method. These estimates are consistent with the plans and forecasts used by management to conduct its business (see Note 19).

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

Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. The resulting difference, if any, is recorded under "Vessel impairment loss" in accompanying consolidated statement of operations. The vessels are not depreciated once they meet the criteria to be classified as held for sale.

p)  Financing costs: Fees paid to lenders or required to be paid to third parties on the lender's behalf for obtaining loans are recorded as deferred charges.  Deferred charges are expensed as interest and finance costs using the effective interest rate method over the duration of the respective loan facility. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period in which the repayment or refinancing is made, subject to the guidance regarding Debt Extinguishment. Any unamortized balance of costs related to credit facilities repaid is expensed in the period. Any unamortized balance of costs relating to credit facilities refinanced is deferred and amortized over the term of the respective credit facility in the period in which the refinancing occurs, subject to the provisions of the accounting guidance relating to Changes in Line-of-Credit or Revolving-Debt Arrangements.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
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
December 31, 2010 and 2011
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

s)  Stock incentive plan awards:  Share-based compensation represents vested and non-vested shares granted to employees and to directors, for their services, and is included in "General and administrative expenses" in the consolidated statements of operations. These shares are measured at their fair value equal to the market value of the Company's common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date. Guidance related to Stock Compensation describes two generally accepted methods of recognizing expense for non-vested share awards with a graded vesting schedule for financial reporting purposes: 1) the ''accelerated method'', which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award and 2) the ''straight-line method'' which treats such awards as a single award and results in recognition of the cost ratably over the entire vesting period.  The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized using the accelerated method.

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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.           Significant Accounting policies – (continued):

u)  Accounting for revenue and related expenses - (continued):

Voyage expenses consist of bunker consumption, port expenses and agency fees related to the voyage. In addition, voyage expenses include expenses related to the charter -in of vessels owned by third parties, whenever this is required.  Such expenses are recognized on a pro-rata basis over the duration of the voyage.

Brokerage commissions are paid by the Company. Brokerage commissions are recognized over the related charter period and included in voyage expenses. Voyage expenses and vessel operating expenses are expensed as incurred.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.           Significant Accounting policies – (continued):

v)  Fair value of financial instruments: The Company adopted guidance related to Fair Value Measurements & Disclosures for financial assets and liabilities and any other assets and liabilities carried at fair value and are measured on recurring basis. This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Company has provided additional fair value disclosures in Note 19.

w)  Earnings/(loss) per common share:  Earnings or loss per share are computed in accordance with guidance related to Earnings per Share.  Basic earnings or loss per share are calculated by dividing net income or loss available to common shareholders by the basic weighted average number of common shares outstanding during the period.  Diluted income per share reflects the potential dilution assuming common shares were issued for the exercise of outstanding in-the-money warrants and non-vested shares and assuming the hypothetical proceeds, including proceeds from warrant exercise and average unrecognized stock-based compensation cost, thereof were used to purchase common shares at the average market price during the period such warrants and non-vested shares were outstanding (Note 12).

x)  Segment reporting: The Company reports financial information and evaluates its operations by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. As a result, management, including the Chief Operating Officer who is the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus, the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

y)  Recent accounting pronouncements: In May 2011, the FASB issued ASU No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements." This ASU represents the converged guidance of the FASB and the International Accounting Standards Board ("the Boards") on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term "fair value". The Boards have concluded the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and International Financial Reporting Standards. The amendments to this ASU are to be applied prospectively. ASU No. 2011-04 is effective during interim and annual periods beginning after December 15, 2011. Based on the Company's evaluation of this ASU, the adoption of this amendment will not have a material impact on the Company's financial statements.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.           Transactions with Related Parties:

Transactions and balances with related parties are analyzed as follows:
Balance Sheets	December 31, 2010	December31, 2011
Liabilities
Interchart Shipping Inc. (a)	$454	$260
Management and Directors Fees (b)	149	141
Combine Marine Inc. (c)	-	27
Oceanbulk Maritime S.A. (d)	-	8
Total Liabilities	$603	$436

Statements of Operations

	Year ended December 31,
	2009	2010	2011
Revenues-TMT (e)	$309	$-	$-
Revenues -Vinyl (d)	16,508	-	-
Commission on sale of vessel-Oceanbulk (d)	184	660	-
Voyage expenses-Interchart (a)	1,472	1,540	1,237
Executive directors consultancy fees (b)	917	874	3,505
Non-executive directors compensation	126	206	151
Office rent - Combine (c)	-	-	48
Office setup expenses - Oceanbulk (d)	-	-	148

(a) Interchart Shipping Inc. or Interchart: Interchart, a company affiliated to Oceanbulk Maritime S.A., acts as a chartering broker of all the Company's vessels. As of December 31, 2010 and 2011, the Company had an outstanding liability of $454 and $260, respectively, to Interchart. During the years ended December 31, 2009, 2010 and 2011 the brokerage commission on charter revenue paid to Interchart amounted $1,472, $1,540 and $1,237, respectively and is included in "Voyage expenses" in the accompanying consolidated statements of operations.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.           Transactions with Related Parties – (continued):

(b) Management and Directors Fees: On October 3, 2007, Star Bulk entered into separate consulting agreements with companies owned and controlled by the Company's former Chief Executive Officer and the former Chief Financial Officer, for the services provided by the former Chief Executive Officer and the former Chief Financial Officer, respectively. Each of these agreements had a term of three years unless terminated earlier in accordance with the terms of such agreements. During 2010 these agreements were automatically renewed for the successive year. Under the consulting agreements, each company controlled by the former Chief Executive Officer and the former Chief Financial Officer received an annual consulting fee of €370,000 (approx. $479) and €250,000 (approx. $323) respectively. During the year ended December 31, 2009 and 2010, the consultancy fees under the specific consulting agreements amounted to $917 and $874, respectively. For the year ended December 31, 2011 the consulting fees amounting to $337 represent the respective expense up to the date of the termination of the consulting agreements as disclosed below.

On February 7, 2011, Mr. Spyros Capralos was appointed as the Company's President and Chief Executive Officer, to succeed Mr. Akis Tsirigakis who resigned from those positions on that date and plans to resign from the Company's Board of Directors on March 31, 2012. Pursuant to the terms of his employment and consultancy agreements, the former Chief Executive Officer was awarded a severance payment that amounted to $2,347.

Effective February 7, 2011, the Company entered into a consulting agreement with a company owned and controlled by the Company's new Chief Executive Officer. This agreement has a term of three years unless terminated earlier in accordance with its terms. Under this agreement the Company will pay the new Chief Executive Officer a base fee at an annual rate of not less €160,000 (approx. $207), additionally, the Chief Executive Officer is entitled to receive an annual discretionary bonus, as determined by the Company's board of directors in its sole discretion and a minimum guaranteed incentive award of 420,000 shares of stock. These shares vest in three equal installments, the first installment of 140,000 shares vests in February 2012, the second installment of 140,000 shares vests in February 2013 and the last installment of 140,000 shares vests in February 2014.  None of these shares have been issued, the Company plans to issue the first installment of 140,000 shares by the end of March 2012.  During the years ended December 31, 2009, 2010 and 2011 the consultancy fees under the specific consulting agreement with our Chief Executive Officer amounted to $0, $0 and $225, respectively.

Additionally, the current Chief Executive Officer is entitled to receive benefits under the consultancy agreements with the Company. Among other things, he is entitled to receive an annual discretionary bonus, as determined by the Company's board of directors in its sole discretion.

On May 2, 2011, the Company entered into a consulting agreement with a company owned and controlled by the Company's new Chief Financial Officer. This agreement has a term of three years unless terminated earlier in accordance with its terms. Under this agreement the Company will pay the new Chief Financial Officer a base fee at an annual rate of not less €56,000 (approx. $72). During the years ended December 31, 2009, 2010 and 2011 the consultancy fees under the specific consulting agreement with the new Chief Financial Officer amounted to $0, $0 and $52, respectively.

Additionally, the current Chief Financial Officer is entitled to receive benefits under the consultancy agreements with the Company. Among other things, he is entitled to receive an annual discretionary bonus, as determined by the Company's board of directors in its sole discretion.

On May 12, 2011, the Company entered into a release agreement with a company owned by the former Chief Financial Officer. Pursuant to the terms of this agreement Mr. Syllantavos resigned as the Company's Chief Financial Officer and from the Company's board of directors on August 31, 2011 and received a severance payment amounted to $463. Additionally, pursuant to the agreement the Company

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.           Transactions with Related Parties – (continued):

(b) Management and Directors Fees - (continued):

issued an aggregate of 248,000 non-vested common shares to the former Chief Financial Officer and plans to issue an additional 80,000 shares by the end of March 2012. The respective stock based compensation was fully amortized at the date of his resignation on August 31, 2011. The fair value of each share was $2.30 which is equal to the market value of the Company's common stock on the grant date (Note 13).

On July 1, 2011, the Company entered into a consulting agreement with a company owned and controlled by the Company's new Chief Operating Officer. This agreement has an indefinite term and each party may terminate the agreement giving one month's notice. Under this agreement the Company will pay the new Chief Operating Officer a base fee at an annual rate of not less €117,519 (approx. $152). During the years ended December 31, 2009, 2010 and 2011 the consultancy fees under the specific consulting agreement with the new Chief Operating Officer amounted to $0, $0 and $81, respectively.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.           Transactions with Related Parties – (continued):

(b) Management and Directors Fees - (continued):

The related expenses for the Company's executive officers for the years ended December 31, 2009, 2010 and 2011 were $917, $874 and $3,505, respectively and are included under "General and administrative expenses" in the accompanying consolidated statements of operations.

As of December 31, 2010 and 2011, Star Bulk had an outstanding payable balance of $149 and $141, respectively with its Management and Directors, representing unpaid fees for their participation in the Board of Directors of the Company and the other special committes of the Board of Directors.  The related expenses for the years ended December 31, 2009, 2010 and 2011 were $126, $206 and $151, respectively and are included under "General and administrative expenses" in the accompanying consolidated statements of operations.

(c) Combine Marine Inc. or ("Combine"):   On July 4, 2011, Starbulk S.A., entered into a 12-year lease agreement for office space with Combine, a company founded by the Chairman of the Company. The lease agreement provides for a monthly rent payment of €5,000 (approx. $6.4). This agreement may be terminated by Starbulk S.A after one year upon the payment of an amount equal to one months' rent. The related expense for the rent for the year ended December 31, 2011 was $48. As of December 31, 2011, the Company had an outstanding liability of $27 to Combine.

(d) Oceanbulk Maritime, S.A., or Oceanbulk: The Company's Chairman, Mr. Petros Pappas, is also founder of Oceanbulk Maritime S.A, a ship management company.

On September 18, 2008, the Company acquired the Star Ypsilon, with an existing above market time charter at an average daily hire rate of $91.9. Vinyl Navigation, a company affiliated with Oceanbulk Maritime, S.A., had a back-to back charter agreement with TMT, a company controlled by a former director of the Company, Mr. Nobu Su, on the same terms as the Company's charter agreement with Vinyl Navigation. For the years ended December 31, 2009, 2010 and 2011, the Company earned net revenue of $16,508, $0 and $0, respectively under the time charter party agreement with Vinyl which is  included under "Voyage revenues" in the accompanying consolidated statements of operations.

The Company also paid to Oceanbulk a brokerage commission amounting to $184 regarding the sale of vessel Star Alpha during the year ended December 31, 2009 and $660 regarding the sale of vessel Star Beta during the year ended December 31, 2010 (Note 6).

As of December 31, 2011, the Company had an outstanding liability to Oceanbulk Maritime S.A. of $8 incidental to office set up expenses for new offices that Oceanbulk Maritime S.A. paid on behalf of the Company. The related expenses amounting to $148 for the year ended December 31, 2011 are included under "General and administrative expenses" in the accompanying consolidated statements of operations.

(e) TMT Co. Ltd: Star Gamma LLC, a wholly-owned subsidiary of the Company, entered into a time charter agreement dated, February 23, 2007, with TMT, a company controlled by a former director of the Company, Mr. Nobu Su, for the Star Gamma. The charter rate for the Star Gamma was $28.5 per day for a term of one year. Star Iota LLC, a wholly-owned subsidiary of Star Bulk, entered into a time charter agreement, dated February 26, 2007, with TMT for the Star Iota. The charter rate for the Star Iota was $18 per day for a term of one year. For the years ended December 31, 2009, 2010 and 2011 the Company earned net revenue of $309, $0 and $0 respectively, under the time charter party agreements with TMT which is included under "Voyage revenues" in the accompanying consolidated statements of operations.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4.           Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2010	December 31, 2011
Lubricants	1,094	2,200
Bunkers	-	1,667
Total	1,094	3,867

5.           Advances for Vessels under Construction:

On March 24 and April 6, 2010, the Company signed two contracts with the shipbuilder Hanjin to build two Capesize vessels at a price of $106,880 in aggregate. During the year ended December 31, 2010 the Company paid advances to the shipbuilder amounting to $21,432 and $21,320 for Star Borealis and Star Polaris, respectively, and capitalized interest and other expenses of $644 and $77, respectively. During the year ended December 31, 2011 the Company paid advances to shipbuilder amounting to $32,257 and $32,114 for Star Borealis and Star Polaris, respectively, and capitalized interest and other expenses of $1,901 and $941, respectively. Advances for vessels under construction as of December 31, 2011 are $0 as Star Borealis was delivered to the Company on September 9, 2011 and Star Polaris was delivered to the Company on November 14, 2011.

6.           Vessels and Other Fixed Assets, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	December 31, 2010	December 31, 2011
Cost
Vessels	$736,831	$876,778
Other fixed assets	575	587
Impairment charge	-	(62,020)
Total cost	737,406	815,345
Accumulated depreciation	(126,589)	(176,813)
Vessels and other fixed assets, net	$610,817	$638,532

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.           Vessels and Other Fixed Assets, Net – (continued):

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

Vessel disposed during the year ended December 31, 2010

On January 18, 2010, the Company entered into a Memorandum of Agreement for the sale of the Star Beta to a third party for a contracted sales price of $22,000,at that date the Star Beta was classified as asset held for sale and was recorded at the lower of its carrying amount or fair value less cost to sell. The resulting impairment loss of $34,947 for the year ended December 31, 2010, is included under "Vessel impairment loss" in the accompanying consolidated statements of operations. The vessel was delivered to its new owners on July 7, 2010.

Vessel acquired during the year ended December 31, 2010

On February 18, 2010, the Company entered into a Memorandum of Agreement for the acquisition of the vessel Star Aurora for a contracted price of $42,500.The vessel delivered to the Company on September 8, 2010. The Company also capitalized an amount of $1,400 for the early delivery of the vessel, as per the Memorandum of Agreement terms, plus an amount of $139 as other capitalized expenses, related to the acquisition of the vessel.

Vessels acquired during the year ended December 31, 2011

On May 12, 2011, the Company entered into an agreement with Donatus Marine Inc, or Donatus Marine, a Marshall Islands company minority owned by family members of the Company's Chairman, Mr. Petros Pappas to acquire a 1996-built Capesize vessel, the Star Big, ex- Big Fish along with its long-term time charter, for an aggregate purchase price of $27,800.The Star Big is under a long-term time charter with a multinational mining company at a rate of $25 per day until November 2015. The vessel was delivered to the Company on July 25, 2011 and the same day the vessel underwent its scheduled drydocking. The Company capitalized the related drydocking expense, which amounted to $1,780 plus an amount of $41, as other capitalized expenses, related to the acquisition of the vessel.

On the same date, the Company also entered into an agreement with Barrington Corporation, a Marshall Islands company minority owned by family members of the Company's Chairman, Mr. Petros Pappas to acquire a 1994-built Capesize vessel, the Star Mega, ex- Megalodon along with its long-term time charter, for an aggregate purchase price of $23,700.The Star Mega is under a long-term time charter with a multinational mining company at a rate of $24.5 per day until August 2014. The vessel was delivered to the Company on August 16, 2011.  The Company capitalized an amount of $160 as other capitalized expenses, related to the acquisition of the vessel.

On September 9, 2011 and November 14, 2011 the Company took delivery from the shipyard of the vessels Star Borealis and Star Polaris, respectively (Note 5).

No vessel disposals took place in the year ended December, 31, 2011.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.           Vessels and Other Fixed Assets, Net – (continued):

As of December 31, 2011, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. The review indicated that such carrying amount was not recoverable for two of the Company's vessels; the Star Ypsilon and the Star Sigma. The Company recognized an impairment loss of $62,020 for the year ended December 31, 2011, which is included under "Vessel impairment loss" in the consolidated statements of operations (Note 19).

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.           Fair value of Above/Below Market Acquired Time Charters and Gain/Loss on Time Charter Agreement Termination:

The fair value of the time charters acquired at below/above fair market charter rates on the acquisition of the vessels is summarized below.  These amounts are amortized on a straight-line basis to the end of each charter period.

Vessel	Fair value of acquired time charter	Balance December 31, 2008	Amortization 2009	Balance December 31, 2009	Amortization 2010	Balance December 31, 2010	Amortization 2011	Balance December 31, 2011

Fair Value of below market acquired time charter
Star Epsilon	$14,375	$1,017	$1,017	$-	$-	$-	$-	$-
Star Theta	12,397	3,076	3,076	-	-	-	-	-
Star Alpha	46,966	12,504	12,504	-	-	-	-	-
Star Delta	13,815	1,804	1,804	-	-	-	-	-
Star Cosmo	3,856	3,173	1,361	1,812	1,360	452	452	-
Total	$91,409	$21,574	$19,762	$1,812	$1,360	$452	$452	$-

Fair value of above market acquired time charter
Star Kappa	$1,980	$1,206	$1,206	$-	$-	$-	$-	$-
Star Ypsilon	14,417	12,942	12,942	-	-	-	-	-
Star Big	13,733	-	-	-	-	-	1,180	12,553
Star Mega	9,332	-	-	-	-	-	1,186	8,146
Total	$39,462	$14,148	$14,148	$-	$-	$-	$2,366	$20,699

During 2011, the Company acquired two second-hand Capesize vessels, the Star Big and the Star Mega (Note 6), with existing time charter contracts. Upon their delivery the Company evaluated the attached charter contracts by comparing the charter rates in the acquired time charter agreements with the market rates for equivalent time charter agreements prevailing at the time the foregoing vessels were delivered and recognized an asset of $13,733 and $9,332 related to the Star Big and the Star Mega, respectively.  This amount is amortized on a straight-line basis to revenues through the end of the charter period. During 2011 the amortization of fair value of above- market acquired time charters amounting to $2,366 is included under "Voyage revenues" in the accompanying consolidated statements of operations.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.           Fair value of Above/Below Market Acquired Time Charters and Gain/Loss on Time Charter Agreement Termination – (continued):

The estimated aggregate amortization expense of the above market acquired time charters until the end of their useful lives is analysed as follows:
Years	Amount
December 31, 2012	$6,369
December 31, 2013	6,352
December 31, 2014	5,080
December 31, 2015	2,898
Total	$20,699

The carrying amount of the above market acquired time charters amounting to $20,699 as of December 31, 2011 will be amortized over a weighted-average period of 3.4 years.

Gain/loss on time charter agreement termination

For the year ended December 31, 2009

The vessel Star Alpha, which was on time charter at a gross daily charter rate of $47.5 per day for the period from January 9, 2008 until March 18, 2009, was redelivered on January 16, 2009 to the Company by its charterers approximately two months prior to the earliest redelivery date per the time charter agreement. The Company, under the accounting provisions applicable to intangible assets, has recognized a gain on a time charter agreement termination of $10,077, which relates to the write-off of the unamortized fair value of below market acquired time charter on a vessel redelivery date.

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

The vessel Star Kappa, which was on time charter at an average gross daily charter rate of $25.5 per day for the period from April 12, 2009 until July 12, 2014, was redelivered on October 23, 2009 to the Company by its charterers prior to the earliest redelivery date per the time charter agreement. The Company has recognized a loss on time charter agreement termination of $903, which relates to the write-off of the unamortized fair value of above-market acquired time charter on a vessel redelivery date.

The vessel Star Ypsilon, which was on time charter at an average gross daily charter rate of $91.932 per day for the period from September 18, 2008 until July 4, 2011, was redelivered on July 17, 2009 to the Company by its charterers prior to the earliest redelivery date per the time charter agreement. The Company has recognized the loss on time charter agreement termination of $10,137, which relates to the unamortized fair value of above-market acquired time charter on a vessel redelivery date. In addition, the Company recognized a gain amounting to $5,040, which represents the deferred revenue from the terminated time charter contract.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7.           Fair Value of Above/Below Market Acquired Time Charters and Gain/Loss on Time Charter Agreement Termination – (continued):

For the year ended December 31, 2011

The vessel Star Cosmo, was on time charter at a gross daily charter rate of $35.615 per day for the period from February 10, 2009 until May 1, 2011, and was redelivered earlier to the Company on February 17, 2011. The Company, has recognized a gain on time charter agreement termination amounting to $273, which relates to the write-off of the unamortized fair value of below market acquired time charter on vessel redelivery date.  In addition, the Company recognized a gain amounting to $324 which represents the deferred revenue from the terminated time charter contract.

The vessel Star Omicron was on time charter at a gross daily charter rate of $43.0 per day for the period from April 22, 2008 until February 22, 2011 and was redelivered earlier to the Company on January 17, 2011. The Company recognized a gain amounting to $1,210 representing the cash consideration received from its charterers relating to the early termination of this charter party.

The vessel Star Sigma, was on time charter at a gross daily charter rate of $38.0 per day for the period from March 1, 2009 until October 29, 2013, and was redelivered earlier to the Company on December 31, 2011. The Company has recognized a gain amounting to $203 which represents the deferred revenue from the terminated time charter contract.

All amounts presented above are included under "Gain on time charter agreement termination" or "Loss on time charter agreement termination", respectively, in the accompanying consolidated statements of operations for years ended December 31, 2009 and 2011.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
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

On June 10, 2009, the Company entered into a supplemental agreement with Commerzbank. Under the terms of this agreement during the waiver period from December 31, 2008 to January 31, 2010, the security cover requirement was reduced to 111%. As further security for this facility, the Company shall provide a first preferred mortgage on the vessel Star Alpha and shall pledge an amount of $6,000 to the lenders. Furthermore, the interest spread was increased to 2.00% p.a. for the duration of the waiver period. Subsequent to the waiver period, if the asset cover percentage is less than 60%, between 60% to 70%, between 70% to 75% and more than 75%, the interest spread should be 0.8%, 0.9%, 1% and 1.25% respectively. In addition, during the waiver period, payments of dividend, share repurchases and investments are subject to the prior written consent of the lenders.

On December 24, 2009, the Company entered into a second supplemental agreement with Commerzbank. Under the terms of this agreement during the waiver period from February 1, 2010 to June 30, 2010 and from July 1, 2010 to January 31, 2011 the security cover shall be at least 111% and 118%, respectively whether at all times thereafter 135%. Furthermore, the bank consented to: i) the sale of Star Alpha, ii) the payment of dividends not exceeding $0.05 per share in each quarter iii) the reduction of minimum liquidity from $1,000 to $650 per fleet vessel, iv) the increase of the pledged deposit by $1,250 from $6,000 to $7,250.  The interest spread was also maintained to 2.00% p.a. for the duration of the waiver period. Based on the same agreement after the waver period on January 31, 2011 the minimum liquidity was increased from $650 to $1,000 per fleet vessel and the pledged deposit of $7,250 was released.

As of December 31, 2010 and 2011, the Company had outstanding borrowings of $95,000 and $84,000 respectively, under this loan agreement.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.           Long-term Debt – (continued):

b)
On April 14, 2008, the Company entered into a loan agreement with Piraeus Bank A.E., acting as an agent, which was subsequently amended on April 17, 2008 and September 18, 2008.  Under the amended terms, the agreement provides for a term loan of $150,000 to partially finance the acquisition of the Star Omicron, the Star Sigma and Star Ypsilon.  This loan agreement is secured by the vessels Star Omicron, the Star Beta, and the Star Sigma. Under the terms of this term loan facility, the repayment of $150,000 is over six years and begins three months after the Company's first draw down amount and is divided into twenty-four consecutive quarterly installments: (i) the first installment amounts to $7,000, (ii) the second through fifth installments amount to $10,500 each, (iii) the sixth to eighth installments amount to $8,800 each, (iv) the ninth through fourteenth installments amount to $4,400 each, (v) the fifteenth through twenty-fourth installments amount to $2,700 each, and a final balloon payment in the amount of $21,200 is payable together with the last installment.  The loan bears interest at LIBOR plus a margin of 1.3% p.a. This loan agreement with Piraeus Bank A.E. contain financial covenants, including requirements to maintain (i) a minimum liquidity of $500 per vessel, (ii) the total indebtedness of the borrower over the market value of all vessels owned shall not be greater than 0.6:1, (iii) the interest coverage ratio shall not be less than 2:1, (iv) an actual pledged amount of $1,500 and (v) an aggregate market value of the vessels pledged as security under this loan agreement should not be less than (a) 125% of the then outstanding borrowings for the first three years and (b) 135% of the then outstanding borrowings thereafter.

On May 9, 2009, the Company entered into a supplemental agreement with Piraeus Bank. Under the terms of this agreement during the waiver period from December 31, 2008 to February 28, 2010, the required security cover covenant of 125% shall be waived. After the end of the waiver period, for the period from March 1, 2010 to February 28, 2011 the required security cover shall be reduced to 110% from 125% of the outstanding loan amount. The lenders shall waive the 60% corporate leverage ratio, which is the ratio of the Company's total indebtedness net of any unencumbered cash balances over the market value of all vessels owned by the Company, through February 28, 2010. As further security for this facility, the Company shall provide (i) first priority mortgages on and first priority assignments of all earnings and insurances of the vessels Star Kappa and Star Ypsilon; (ii) corporate guarantees from each of the collateral vessel owning limited liability companies; (iii) a subordination of the technical and commercial manager's rights to payment; (iv) and a pledge amount of $9,000 to the lenders. Furthermore, the interest spread was increased to 2% p.a. applicable for the period from January 1, 2009 to December 31, 2010, and thereafter shall be adjusted to 1.5% per annum until the margin review date of the facility. In addition, during the waiver period, payments of dividend are subject to the prior written consent of the lenders. In July 2010 Piraeus Bank consented to the sale of vessel Star Beta. Consequently the first priority mortgage was released. In addition, the Company prepaid an amount of $6,975 in July 2010 and the facility was repayable beginning on September 1, 2010, in seventeen consecutive quarterly installments: (i) the first one installment in the amount of $8,064 (ii) the second to seventh installments amount to $4,032 each and (ii) the final ten installments in the amount of $2,474 each plus a balloon payment of $19,427 is payable together with the last installment.

On October 6, 2011, the Company fully repaid the outstanding balance of $52,233 under this loan agreement.

As of December 31, 2010, and 2011, the Company had outstanding borrowings of $64,329 and $0 respectively, under this loan agreement.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.           Long-term Debt – (continued):

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

As further security for this facility the Company provided (i) second priority mortgage on and second priority assignment of all earnings and insurances of the Star Alpha; (ii) a corporate guarantee from Star Alpha's vessel owning limited liability company; (iii) a subordination of the technical and commercial managers rights to payment and iv) a minimum liquidity of $500 per vessel and v) a pledged deposit of $5,000. This facility was repayable beginning on April 2, 2009, in twenty-two consecutive quarterly installments: (i) the first two installments in the amount of $2,000 each; (ii) the third installment in the amount of $1,750; (iii) the fourth installment in the amount of $1,250; (iv) the fifth through tenth installment in the amount of $875 each; and (v) the final twelve installments in the amount of $500 each plus a balloon payment of $13,750 is payable together with the last installment.  In addition, the interest spread was adjusted to 2% p.a. applicable for the period from March 1, 2009 to February 28, 2010, and thereafter shall be adjusted to 1.5% p.a. until the final maturity date of the facility. In December 2009 Piraeus Bank consented to the sale of vessel Star Alpha. Consequently the second priority mortgage was released.

On September 29, 2010, the loan was further amended.  Under the terms of this agreement the security cover shall be at all times 125%. Furthermore, the bank released to the Company an amount of $5,000 that was previously pledged, after the Company prepaid an amount of $2,000 on October 1, 2010. In addition the facility was repayable beginning on October 1, 2010, in sixteen consecutive quarterly installments: (i) the first four installments in the amount of $800 each; and (ii) the final twelve installments in the amount of $457 each plus a balloon payment of $12,566 is payable together with the last installment.   In addition, the interest spread was

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.           Long-term Debt – (continued):

adjusted to 3% p.a. applicable for the period from August 1, 2010 to December 31, 2011, and thereafter shall be adjusted to 2.5% p.a. until the final maturity date of the facility.

On October 6, 2011, the Company fully repaid the outstanding balance of $17,593 under this loan agreement.

As of December 31, 2010 and 2011, the Company had outstanding borrowings of $20,450 and $0 respectively, under this loan agreement.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.           Long-term Debt – (continued):

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

The loan contains financial covenants, including requirements to maintain (i) a minimum liquidity of $10,000 or $1,000 per vessel, whichever is greater (ii) the market value adjusted equity ratio shall not be less than 25%, as defined therein and (iii) an actual pledged amount of $650 for this vessel that will increase to $1,000 when cash pledged due to waiver dated December 24, 2009 shall be released (iv) an aggregate market value of the vessel pledged as security under this loan agreement not less than 135% at all times.

As of December 31, 2010 and 2011, the Company had outstanding borrowings of $25,050 and $21,250 respectively, under this loan agreement.

e)
On January 20, 2011, the Company entered into a loan agreement with Credit Agricole Corporate and Investment Bank for a term loan up to $70,000 to partially finance the construction cost of Company's two Newbuildings Star Borealis and Star Polaris, which were delivered in 2011. The shipbuilding contracts and refund guarantees were assigned to the lender as security for this loan agreement and the vessels, upon their delivery, were mortgaged as security for this loan agreement. The total amount that was drawn down upon the delivery of each vessel totaled to $67,275. Under the terms of this term loan facility, the repayment is over a seven year period and commenced three months after the delivery of each vessel. The loan is repayable in twenty eight consecutive quarterly installments, per vessel, amounting to $485.4 and $499.7, respectively and a final balloon payment which is payable together with the last installment of $19,558.2 and $20,134 for Star Borealis and Star Polaris, respectively. The loan bears interest at LIBOR plus a margin of 2.7% p.a.

The loan arrangement and other fees related to the inception of the loan amounted to $630 and are included under "Deferred finance charges" in the accompanying consolidated balance sheets.

This loan agreement with Credit Agricole Corporate and Investment Bank contains financial covenants, including requirements to maintain (i) a minimum liquidity of $10,000 or $500 per fleet vessel, whichever is greater (ii) the total indebtedness of the borrower over the market value of all vessels owned shall not be greater than 0.7:1, effective from October 15, 2011, (iii) an actual pledged amount of $500 per mortgaged vessel and (iv) the minimum asset cover ratio shall not be less than (a) 120% during the first two years from delivery of each vessel and (b) 125% of the then outstanding borrowings thereafter, unless a mortgaged vessel is subject to an approved charter with an unexpired duration at least 18 months, in which case the relevant percentage shall be 120% for the duration such approved charter.

As of December 31, 2010 and December 31, 2011, the Company had outstanding borrowings of $0 and $66,790 respectively, under this loan agreement.

f)
On July 21, 2011, the Company entered into a senior secured credit facility with ABN AMRO Bank for $31,000, which was drawn down in full to partially finance the acquisition of the Star Big and the Star Mega, which were mortgaged to provide the security for this senior secured credit facility. Under this senior secured credit facility, the wholly-owned subsidiaries that own

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.           Long-term Debt – (continued):

these two vessels are the borrowers and the Company is the corporate guarantor.  This senior secured credit facility is repayable in 18 consecutive quarterly installments commencing three months after the initial borrowings. The first 14 installments amount to $1,400 each, the remaining four installments amount to $625 each and a final balloon payment of $8,900 is payable together with the last installment. This senior secured credit facility bears interest at LIBOR plus a margin of 2.9%.

The loan arrangement and other fees related to the inception of the loan amounted to $310 and are included under "Deferred finance charges" in the accompanying consolidated balance sheets.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.              Long-term Debt – (continued):

This senior secured credit facility contains financial covenants and other customary covenants, including requirements to maintain (i) the leverage ratio shall not be greater than 70%, (ii) a ratio of EBITDA (as will be defined in the definitive documentation) to interest expense, no less than 3.0:1.0, (iii) minimum liquidity of $10,000 or $750 for each of the Company's vessels, whichever is greater, (iv) a minimum market adjusted net worth of not less than $100,000 and (v) a maintenance reserve account up to $1,500 which can only be used for the payment of the dry-docking of vessel Star Mega. This senior secured credit facility also requires the borrowers to maintain an aggregate charter-free fair market value of the Star Big and the Star Mega of at least 135% of the amount outstanding under the facility until three months prior to the expiration of the time charter of the Star Mega and 150% thereafter. In addition, the facility requires the Company's Chairman, including members of his immediate family, to maintain minimum levels of beneficial ownership of the Company's outstanding common shares.

As of December 31, 2010 and, 2011, the Company had outstanding borrowings of $0 and $29,600 respectively, under this loan agreement.

g)
On October 3, 2011 the Company entered into a new $64,500 secured term loan agreement with HSH Nordbank AG. The borrowings under this new loan agreement together with $5,326 in cash were used to repay in full the Company's existing indebtedness under its loan agreements with Piraeus Bank S.A; a term loan of $150,000 dated April 14, 2008 and of a term loan of $35,000 dated July 1, 2008 as stated above. The senior secured term loan facility consisted of two tranches. The first tranche amounted to $48,500 and is repayable in 20 consecutive installments of $1,250 each and a final balloon payment of $23,500. The second tranche amounted to $16,000, is repayable in 12 consecutive installments of $1,333 each. The first tranche bears interest at LIBOR or cost of funds, whichever is greater, plus a margin of 2.75% and the second tranche bears interest at LIBOR or cost of funds, whichever is greater, plus a margin of 3.00%.

The loan arrangement and other fees related to the inception of the loan amounted to $548 and are included under "Deferred finance charges" in the accompanying consolidated balance sheets.

This new loan agreement contains financial covenants including requirements to maintain (i) the ratio of indebtedness of the borrower over the aggregate fair market value of the assets shall not be greater than 75% until December 31, 2013 and 70% thereafter, (ii) a minimum market adjusted net worth of not less than $100,000, (iii) a minimum interest coverage ratio of not less than 2.0:1.0; (iv) an actual pledged amount of $2,000 or $400 for each pledged vessel under this credit facility, whichever is greater,(v) a minimum liquidity of $10,000,(vi) an actual pledged amount of $6,504 representing the shortfall between the drawdown amount and the fair value of the collateral vessels on the drawdown date and, (vii) an aggregate market value of the vessels pledged as security under this loan agreement should not be less than (a) 125% of the then outstanding borrowings until the repayment of Second Tranche and (b) 167% of the then outstanding borrowings thereafter.

As of December 31, 2010 and, 2011, the Company had outstanding borrowings of $0 and $64,500 respectively, under this loan agreement.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.           Long-term Debt – (continued):

The Company determined as of December 31, 2011 that under the new $31,000 loan agreement with ABN AMRO Bank, the aggregate market value of the vessels mortgaged under these loan agreements was less than the required percentage of 135%. On January 26, 2012, the Company signed a waiver agreement with ABN AMRO Bank, under the terms of which, during the waiver period from January 26, 2012 to January 31, 2013, the required security cover covenant of 135% was amended to 100% and the Leverage Ratio was amended to 75% from 70%. Furthermore, the interest margin was increased from 2.9% to 3.4% p.a. during the waiver period.

The Company also determined as of December 31, 2011 that under the $120,000 loan agreement with Commerzbank AG, the market value of the vessels mortgaged under this loan agreement was less than 135% of the amount of those borrowings as required by the agreement. On January 30, 2012, the Company paid the next regularly scheduled quarterly payment of $2,750 and as a result maintained the required ratio of the market value of the vessels pledged as collateral to the outstanding borrowings of not less than 135%.

Except as disclosed above, the Company was not in breach of any financial covenants under its loan agreements as of December 31, 2011.

The weighted average interest rate related to the Company's existing debt (including the margin) as of December 31, 2009, 2010 and 2011 was 2.65%, 2.73% and 3.25% respectively.

The principal payments required to be made after December 31, 2011 for all outstanding debt are as follows:
Years	Amount
December 31, 2012	$34,674
December 31, 2013	34,674
December 31, 2014	35,574
December 31, 2015	28,215
December 31, 2016	85,915
December 31, 2017 and thereafter	47,088
Total	$266,140

Interest expense for the years ended December 31, 2009, 2010 and 2011 amounting to $9,217, $5,317 and $4,698 respectively, amortization of deferred finance fees amounting to $350, $329 and $329, respectively, and other finance fees amounting to $347, $270 and $200, respectively, are included under "Interest and finance costs" in the accompanying consolidated statements of operations.

The unamortized balance of the deferred financing fees relating to Piraeus loan facilities which were fully repaid on October 6, 2011, amounting to $254 and $53, respectively  were written off and included under "Loss on debt extinguishment" in the accompanying consolidated statements of operations.

All vessels are first-priority mortgaged as collateral to the Company's loan facilities.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.           Preferred, Common Stock and Additional Paid in Capital:

As of December 31, 2009, the Company had common stock and warrants outstanding, whereas as of December 31, 2010 and 2011 the Company had only common stock outstanding.

Preferred Stock: Star Bulk is authorized to issue up to 25,000,000 shares of preferred stock, $0.01 par value with such designations, as voting, and other rights and preferences, as  determined by the Board of Directors. As of December 31, 2010 and 2011 the Company had not issued any preferred stock.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9.           Preferred, Common Stock and Additional Paid in Capital – (continued):

Common Stock: Star Bulk was authorized to issue 100,000,000 registered common shares, par value $0.01. On November 23, 2009 at the Company's annual meeting of shareholders, the Company's shareholders voted to approve an amendment to the Amended and Restated Articles of Incorporation increasing the number of common shares that the Company was authorized to issue from 100,000,000 registered common shares, par value $0.01 per share, to 300,000,000 registered common shares, par value $0.01 per share.

Each outstanding share of the Company's common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by the Company's board of directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of the Company's securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which the Company may issue in the future.

On July 17, 2008, the Company issued 803,481 shares out of additional stock consideration of 1,606,962 of common stock of Star Bulk to TMT. The remaining 803,481 shares of Star Bulk's common stock were issued to TMT on April 28, 2009 (Note 1).  The additional stock consideration of 1,606,962 common shares (Note 1) was determined to be $18,946 and was measured based on the Company's share price on March 7, 2008 when performance by TMT was complete upon delivery of the last initial vessel, Star Iota on March 7, 2008.

On July 22, 2011, the Company offered 16,700,000 common shares in an underwritten public offering at a public offering price of $1.80 per share less underwriters' discount. All of the shares in the offering were sold by the Company. The Company used the net proceeds of this offering to fund a portion of the aggregate purchase price of the Star Big and the Star Mega and for working capital purposes.

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

Share re-purchase Plan: On February 23, 2010, the Company's Board of Directors adopted a stock repurchase plan for up to $30,000 to be used for repurchasing the Company's common shares until December 31, 2011. All repurchased shares will be cancelled and removed from the Company's share capital.

On August 10, 2011, the Company's Board of Directors decided to reinstate the share repurchase plan with the limitation of acquiring up to a maximum amount of $3,000 worth of Company shares, at a maximum price of $1.30 per share. On November 9, 2011 the Company's Board of Directors extended the duration of the share repurchase plan until December 31, 2012.

During the years ended December 31, 2009, 2010 and 2011, there were no warrants or shares repurchased.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10.        Other Operational Gain:

For the year ended December 31, 2010, other operational gain totaled $26,648 and represented a gain of $21,648 in connection to the settlement of a commercial claim, related to the vessel Star Ypsilon and an amount of $5,000 from the sale of a 45% interest in future proceeds related to the settlement of several commercial claims. Other operational gain for the year ended December 31, 2011 totaled $9,260 and comprised of a consideration received of $9,000 related to the settlement of a commercial claim with Oldendorff Gmbh & Co. KG (see Note 16), and a gain of $260 relating to a hull and machinery claim.

11.        Other Operational Loss:

On September 29, 2010, the Company agreed with a third party to sell a 45% interest in the future proceeds related to the recovery of certain of the commercial claims against a consideration of $5,000 (Note 16(a) and Note 16(d)). During the year ended December 31, 2011 the Company paid $4,050 to the third party relating to the settlement of one of the legal cases included in the above mentioned agreement. This amount is presented in "Other operational loss" in the accompanying consolidated statements of operations. For the years ended December 31, 2009 and 2010, no other operational loss was recorded.

12.        Losses per Share:

The Company calculates basic and diluted losses per share as follows:

	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
Loss:
Net loss	$(58,415)	$(5,131)	$(69,559)

Basic loss per share:
Weighted average common shares outstanding, basic	60,873,421	$61,489,162	71,047,277
Basic loss per share	$(0.96)	$(0.08)	$(0.98)

Effect of dilutive securities:
Dilutive effect of Warrants and non-vested shares	-	-	-
Weighted average common shares outstanding, diluted	60,873,421	61,489,162	71,047,277
Diluted loss per share	$(0.96)	$(0.08)	$(0.98)

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12.        Losses per Share - (continued):

Warrants: Each warrant entitled the registered holder to purchase one share of common stock at a price of $8.00 per share. On March 15, 2010, 5,916,150 outstanding warrants expired and ceased trading on the Nasdaq Global Market, consequently as of December 31, 2010 there were no warrants outstanding. The weighted average diluted common shares outstanding for the years ended December 31, 2009, 2010 and 2011 are not included in the diluted earnings per share calculation because their effect would be anti-dilutive.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13.        Equity Incentive Plan:

On February 8, 2007, the Company's Board of Directors adopted a resolution approving the terms and provisions of the Company's Equity Incentive Plan (2007 Plan). The Plan is designed to provide certain key persons, whose initiative and efforts are deemed to be important to the successful conduct of the business of the Company with incentives to enter into and remain in the service of the Company, acquire a propriety interest in the success of the Company, maximize their performance and enhance the long-term performance of the Company.

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

On February 23, 2010, the Company's Board of Directors approved the Company's Equity Incentive Plan (the 2010 Plan). The Company has reserved a total of 2,000,000 shares of common stock for issuance under the 2010 Plan, subject to adjustment for changes in capitalization as provided in the 2010 Plan. All provisions of the 2010 Plan are similar with the 2007 Plan provisions.

Pursuant to Company's 2010 and 2007 Equity Incentive Plans, the Company issued the following securities:

i) On December 3, 2007, the Company granted to Mr. Tsirigakis, our former Chief Executive Officer, and Mr. Syllantavos, our former Chief Financial Officer, 90,000 and 75,000 non-vested shares of Star Bulk common stock, respectively.  The fair value of each share was $15.34, which is equal to the market value of the Company's common stock on the grant date. The shares vest in three equal installments on July 1, 2008, 2009 and 2010. All 165,000 shares granted under this Plan were issued during 2008.

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

iii) On December 5, 2008, an aggregate of 130,000 non-vested common shares to all of our employees and an aggregate of 940,000 non-vested common shares to the members of board of directors.  The fair value of each share was $1.80 which is equal to the market value of the Company's common stock on the grant date.  These shares were issued on January 20, 2009 and vested on January 31, 2009.

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

vi) On October 20, 2010, an aggregate of 140,000 non-vested common shares to all of the Company's employees and an aggregate of 1,070,000 non-vested common shares to the members of board of directors.  The fair value of each share was $2.80 which is equal to the market value of the Company's common stock on the grant date.  These shares vested on December 31, 2010.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13.        Equity Incentive Plan – (continued):

vii) On May 18, 2011, the Company issued an aggregate of 248,000 non-vested common shares to the former Chief Financial Officer pursuant to an agreement dated May 12, 2011 covering the terms of his severance. Under the same agreement the Company's former Chief Financial Officer is entitled to receive an additional 80,000 shares. The Company plans to issue the respective shares by the end of March 2012. The respective stock based compensation was fully amortized at the date of his resignation on August 31, 2011. The fair value of each share was $2.30 which is equal to the market value of the Company's common stock on the grant date.

The Company plans to issue a minimum of 420,000 common shares to Mr. Spyros Capralos, the Company's Chief Executive Officer, in accordance with the terms of a consultancy agreement, effective February 7, 2011, with an entity owned and controlled by the Company's Chief Executive Officer. These shares vest in three equal installments, the first installment of 140,000 vests in February 2012, the second installment of 140,000 vests in February  2013 and the last installment of 140,000 shares vests in February 2014.  The Company plans to issue the first installment of 140,000 shares by the end of March 2012. The fair value of each share was $2.45 which is equal to the market value of the Company's common stock on the grant date.

On August 31, 2011, the Board of Directors adopted the 2011 Equity Incentive Plan, under which officers, key employees, directors and consultants of the Company and its subsidiaries are eligible to receive options to acquire shares of common stock, stock appreciation rights, restricted stock and other stock-based or stock-denominated awards. The Company reserved a total of 2,000,000 shares of common stock for issuance under the 2011 Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in such plan.

On September 20, 2011, the Company filed a registration statement on Form S-8 (File No. 333-176922) that covers the resale of up to 4,665,100 of the common shares that have been and may be issued under its 2007, 2010 and 2011 equity incentive plans.

All non-vested shares are conditional upon the grantee's continued service as an employee of the Company. The grantee does not have the right to vote such non-vested shares until they vest or exercise any right as a shareholder of these shares, however, the issued and non-vested shares pay dividends as declared. For the years ended December 31, 2009, 2010, and 2011 the Company paid dividends on non-vested shares which amounted to $6, $89 and $29, respectively.

The Company estimates the forfeitures of non-vested shares to be immaterial. The shares which are issued in accordance with the terms of the Company's Equity Incentive Plans remain restricted until they vest.  For the years ended December 31, 2009, 2010 and 2011, stock based compensation was $1,832, $6,511 and $1,362 respectively, and is included under "General and administrative expenses" in the accompanying consolidated statement of operations.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13.        Equity Incentive Plan – (continued):

A summary of the status of the Company's non-vested shares as of December 31, 2011, and the movement during the year ended December 31, 2011, is presented below.
	Number of shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2011	46,240	$2.66
Granted	748,000	2.38
Vested	(374,240)	2.34
Unvested as at December 31, 2011	420,000	$2.45

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13.        Equity Incentive Plan – (continued):

As of December 31, 2011, there was $465 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Equity Incentive Plans. The cost is expected to be recognized over a weighted-average period of 1.54 years. The total fair value of shares vested during the years ended December 31, 2009, 2010 and 2011 was $2,732, $6,113 and $561, respectively.

14.         Accrued Liabilities

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2010	2011
Audit fees	$220	$213
Legal fees	163	7
Other professional fees	88	52
Operating and voyage expenses	638	2,039
General and administrative expenses	6	-
Loan interest and financing fees	750	1,559
Total Accrued Liabilities	$1,865	$3,870

15.         Income Taxes:

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
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16.        Commitments and Contingencies:

Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels.

a.
The Company commenced in 2008 an arbitration proceeding as claimant against Oldendorff Gmbh & Co. KG of Germany ("Oldendorff"), seeking damages resulting from Oldendorff's repudiation of a charter party relating to the vessel Star Beta. Under the terms of the settlement agreement dated April 1, 2011 Oldendorff paid to the Company an amount of $9,000 which is included under "Other operational gain" in the accompanying consolidated statements of operations (Note 10).

b.
Arbitration proceedings commenced in 2009 pursuant to disputes that have arisen with the charterers of the vessel Star Alpha.  The disputes relate to vessel performance characteristics and hire. Star Bulk was seeking damages for repudiations of the charter party due to early redelivery of the vessel as well as unpaid hire of $2,096, while the charterers were seeking contingent damages resulting from the vessel's off-hire. The charterers subsequently entered into liquidation. Pursuant to a settlement agreement between the Company, the liquidator of the charterers and the sub charterers, entered into February 2011, the arbitration proceedings were discontinued and each party released each other from its respective claim. An amount of $2,096 is included under "Bad debt expense" in the accompanying consolidated statement of operations for the year ended December 31, 2010, associated with the write-off of this charterer's balance.

c.
Arbitration proceedings against TMT seeking damages resulting from TMT's repudiation of the charter party of the vessel Star Ypsilon due to the nonpayment of charterhire of $2,606 related to this vessel were discontinued in October 2010.  During the months June and July 2010 the Company received the amount of $2,082 for unpaid charter hire, bunkers and interest. A final settlement was reached during October 2010 in which the Company received the amount of $22,222, which is included under "Other operational gain" for the year ended December 31, 2010, associated with the settlement of the unrealized revenues due to the early termination of the time charter of the vessel that occurred in July 2009 (Note 10).

d.
The Company commenced arbitration proceedings against Ishhar Overseas that was the previous charterer of the vessels Star Epsilon and Star Kappa. The Company seeked damages for repudiations of the charter parties due to early redelivery of the vessel as well as unpaid hire of $1,949.  The Company pursued an interim award for such nonpayment of charterhire and an award for the loss of charterhire for the remaining period of the charterparties. Claim submissions were filed. As of December 31, 2011, the Company determined that this amount was not recoverable and recognized a provision for doubtful receivables, amounting to $1,949, which is included under "Bad debt expense" in the accompanying consolidated statements of operations.

e.
During July 2010, a dispute arose between the Company and Deiulemar that was the charterer of the vessel Star Beta, for due hire and damages for the late redelivery of the vessel amounting to $1,732 which is included under "Trade accounts receivable, net" in accompanying consolidated balance sheets, while the charterers have a counterclaim for the vessel's performance. Pursuant to a settlement agreement signed on February 20, 2012, the Company received the amount of $1,040, the arbitration proceedings were discontinued and each party released each other from its respective claim. This

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16.        Commitments and Contingencies – (continued):

event qualifies as an adjusting subsequent event under ASC 855 "Subsequent Events" and therefore the Company recognized a respective provision, amounting to $692, which is included under "Bad debt expense" in the accompanying consolidated statements of operations.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

16.        Commitments and Contingencies – (continued):

f.
In February 2011, Korea Line Corporation ("KLC"), charterers at the time of the vessel Star Gamma and of the vessel Star Cosmo commenced rehabilitation proceedings in Seoul, Korea. Under the rehabilitation plan approved by the KLC's creditors on October 14, 2011, the Company was entitled to receive an amount of $6,839, 37% of which will be repaid in cash over a period of ten years and the remaining 63% shall be converted into KLC's shares. The Company will receive one common share of KLC with par value of KRW 5,000 (approx. $0.0045) for each KRW 100,000 (approx. $0.09) of claim. Based on the terms of the rehabilitation plan, the shares of KLC will be locked up for six months before trade. The Company does not expect, that will have either control or significant influence over KLC as a result of the shares entitled to receive under the terms of the rehabilitation plan. In addition, the Company entered into a direct agreement with the KLC under which the Company received an amount of $172 in October 2011 and will receive an amount of $172 in October 2012 as part of the due hire for the Star Gamma. Finally, the Company entered into two tripartite agreements with KLC and the sub-charterers of the vessels Star Gamma and Star Cosmo following the exercise of liens on the subhires due to KLC. Under these agreements the Company received an amount of $86 from the Star Gamma subcharter in December 2011 and an amount of $121 in March 2012 from the Star Cosmo subcharterer. As of December 31, 2011, the Company determined that an amount of $498 is not recoverable due to the long term time period of KLC's rehabilitation plan and the uncertainty surrounding the continuation of KLC's operations and recognized a corresponding provision which is included under "Bad debt expense" in the accompanying consolidated statements of operations.

On September 29, 2010, the Company agreed with a third party to sell its  45% interest in the future proceeds related to the recovery  of several commercial claims (Note 16(a) and Note 16(d)) against a consideration of $5,000 which is included under "Other operational gain" in the accompanying consolidated statements of operations. This amount was collected in October 2010 (Note 10).

In July 2011, the Company posted a cash collateral of €340,000 (approx. $440), in Spain for the Star Cosmo which had allegedly discharged oily water while sailing in Spanish waters in May 2011.  Administrative investigations commenced locally.  The Company is not aware, pending the outcome of the investigation, whether there is a probable liability nor can it estimate its exposure. Up to $1 billion of the liabilities associated with the individual vessels' actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club Insurance. The cash collateral of €340,000 has been released to the Company in March 2012, after being replaced by a P&I Letter of undertaking. The Company has not accrued any amount for the specific case.

Future minimum contractual charter revenue

Future minimum contractual charter revenue, based on vessels committed to non-cancelable, time charter contracts net of address commission as of December 31, 2011 will be:

Years ending December 31,	Amount*
2012	$55,706
2013	38,599
2014	22,404
2015	16,950
2016	8,762
2017 and thereafter	40,664
Total	$183,085

*           These amounts do not include any assumed off-hire except for the scheduled interim and special surveys of the vessels.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

17.           Trade Accounts Receivable, Net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2010	2011
Trade accounts receivable	$4,652	$7,901
Allowance for doubtful debts	-	(3,139)
Total Accounts Receivable, Net	$4,652	$4,762

The movement in the allowance for doubtful debts is analyzed as follows:

	2010	2011
Balance as at January 1	$-	$-
Bad debt expense	2,131	3,139
Less: Amount written off during the year	(2,131)	-
Balance as at December 31	$-	$3,139

18.           Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2009	2010	2011
Voyage expenses
Port charges	$1,940	$1,047	$694
Bunkers	3,637	1,544	915
Commissions paid – third parties	1,460	1,180	1,347
Commissions paid – related parties	1,472	1,540	1,237
Chartered-in vessel expenses	6,732	11,180	17,909
Miscellaneous	133	348	327
Total voyage expenses	$15,374	$16,839	$22,429

Vessel operating expenses
Crew wages and related costs	$13,342	$12,348	$12,938
Insurances	2,198	2,195	2,399
Maintenance, Repairs, Spares and Stores	9,671	4,729	6,130
Lubricants	2,456	1,925	2,189
Tonnage taxes	123	116	123
Upgrading expenses	1,526	301	789
Miscellaneous	852	735	679
Total vessel operating expenses	$30,168	$22,349	$25,247

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

19.           Fair value disclosures:

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

Fair value on a recurring basis

The Company trades in the freight derivatives (FFAs and freight options) and bunker derivatives markets with an objective to utilize those instruments as economic hedge instruments that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Freight derivatives and bunker derivatives trading do not qualify for cash flow hedges for accounting purposes, therefore resulting gains or losses are recognized in the accompanying consolidated statements of operations.

Dry bulk shipping freight derivatives have the following characteristics: they cover periods from several days and months to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties.  All Company's freight derivatives are cleared transactions. During 2009 and 2010 the Company entered into several FFA contracts. As all of the Company's FFAs are settled on a daily basis through the London Clearing House (LCH), the fair value of these instruments as of December 31, 2010 was $0. There is also a margin maintenance requirement based on marking the contract to market. Freight options are treated as assets/liabilities until they are settled. During 2011, the Company entered into several Freight derivatives, including freight options, the fair value of which, as of December 31, 2011 was a liability of $82.

Bunker derivatives are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. The Company's derivatives are traded as a derivative on the over-the-counter (OTC) market. During 2009 and 2010, the Company entered into several bunker swap contracts. As of December 31, 2010 and 2011, the Company had no open positions on bunkers swaps.

As of December 31, 2010 and 2011, the cash margin requirement for future trades (of both freight and bunker derivatives) was $0 and $153 and is classified as short-term restricted cash in the accompanying consolidated balance sheets.

 For the years ended December 31, 2009, 2010 and 2011, the gain or (loss) recognized on freight and bunker derivative contracts is included under "Loss on derivative instruments" in the accompanying consolidated statements of operations and is analyzed as follows:

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

19.           Fair value disclosures – (continued):

	Year ended December 31,
	2009	2010	2011

Freight Derivatives	$(2,436)	$(2,078)	$(390)
Bunker Derivatives	282	(5)	-
	$(2,154)	$(2,083)	$(390)

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

19.         Fair value disclosures – (continued):

As of December 31, 2010 no fair value measurements for assets or liabilities under Level 1, 2 and 3 were recognized in the Company's consolidated financial statements.

		Fair Value Measurements Using
Description	Total December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Current liabilities
Freight Derivatives	82	82	-	-

As of December 31, 2011 no fair value measurements for assets or liabilities under Level 2 and 3 were recognized in the Company's consolidated financial statements.

Fair value on a nonrecurring basis

As of December 31, 2011, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. The review indicated that such carrying amount was not recoverable for two of the Company's vessels; the Star Ypsilon and the Star Sigma. Details of the impairment charge for each vessel are noted in the table below.

	Fair Value Measurements Using
Vessel	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Vessel impairment loss
Star Ypsilon	-	11,500	-	30,754
Star Sigma	-	14,000	-	31,266
TOTAL		25,500		62,020

The fair value is based on the Company's best estimate of the value of each vessel on a time charter free basis, and is supported by vessel valuations of an independent shipbroker as of December 31, 2011.  The Company recognized the total impairment loss of $62,020, which was included under "Vessel impairment loss" in the consolidated statements of operations for the year ended December 31, 2011.  The carrying value of cash and cash equivalents, trade accounts receivable, accounts payable and current accrued liabilities approximates their fair value due to the short term nature of these financial instruments. The fair values of long-term variable rate bank loans approximate the recorded values, due to their variable interest rate.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2010 and 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

20.        Subsequent Events:

•
The vessel Star Sigma, was time chartered to Pacific Bulk Shipping Ltd. at a gross daily charter rate of $38.0 per day for the period from March 1, 2009 until October 29, 2013, and was redelivered earlier to the Company on December 31, 2011. On January 4, 2012, the Company signed an agreement with the Charterer in order to receive an amount of $5,734 in cash, as compensation for the early redelivery of the respective vessel. The total amount was received in January 2012. In addition to the cash payment, Pacific Bulk supplied the Company with 1,027 metric tons of fuel, valued at $720.

•
On January 17, 2012, our Board of Directors resolved that the Directors, Officers and Employees of the Company and its subsidiaries are awarded an amount of 1,360,000 shares under the 2010 & 2011 Equity Incentive Plans which will vest on March 30, 2012. These shares have not been issued yet and, therefore, shall not be eligible for the declared dividend of this quarter. The Company plans to issue all of the respective shares by the end of March 2012.

•	On February 15, 2011, the Company declared cash dividends on its common stock amounting to $0.015 per share, payable on March 6, 2012 to shareholders of record as of February 28, 2012.

•
On February 22, 2012, the Company entered into an agreement with a third party in order to sell the vessel Star Ypsilon together with a quantity of 667 metric tons of fuel oil, for a contracted price of $9,126 less address commission of 3% and brokerage commission of 1%.  The vessel was delivered to its purchasers on March 9, 2012. The carrying amount of the vessel as of December 31, 2011 was $11,500 (Note 19). Due to the sale of vessel Star Ypsilon, the Company prepaid an amount of $7,358 on March 7, 2012, in accordance with the terms of the $64.5 million loan agreement with HSH Nordbank AG and the mortgage over the respective vessel was released.

•
During 2012, the Company repurchased 319,413 shares at an average price of $0.98 per share, under the terms of the existing share re-purchase plan  and has $2.7 million of remaining capacity under the plan (Note 9).