Form 20-F
period 2012-12-31
Star Bulk Carriers Corp.
filed 2013-03-20
CIK 1386716

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2012, there were 5,400,810 shares of common stock of the registrant outstanding.

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

[X] Yes	[_] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer [ ]	Accelerated filer [ X ]	Non-accelerated filer [ ]
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[X] U.S. GAAP	[_] International Financial Reporting Standards as issued by the International Accounting Standards Board	[_] Other

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

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include; (i) the strength of world economies; (ii) fluctuations in currencies and interest rates; (iii) general market conditions, including fluctuations in charterhire rates and vessel values; (iv) changes in demand in the drybulk shipping industry, including the market for our vessels; (v) changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; (vi) changes in governmental rules and regulations or actions taken by regulatory authorities; (vii) potential liability from pending or future litigation; (viii) general domestic and international political conditions; (ix) potential disruption of shipping routes due to accidents or political events; (x) the availability of financing and refinancing; (xi) vessel breakdowns and instances of off-hire; and (xii) other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the Commission. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date hereof.

(i)

(ii)

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

Throughout this report, the "Company," "Star Bulk," "we," "us" and "our" all refer to Star Bulk Carriers Corp. and its wholly owned subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We own, operate and provide vessel management services to drybulk vessels of two sizes: Capesize, which are vessels with carrying capacities of more than 85,000 dwt, and Supramax, which are vessels with carrying capacities of between 45,000 and 60,000 dwt. Unless otherwise indicated, all references to "Dollars" and "$" in this report are to U.S. Dollars.

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

Following the 15-for-1 reverse stock split effected on October 15, 2012, pursuant to which every fifteen common shares issued and outstanding were converted into one common share, all share and per share amounts disclosed throughout this Annual Report, in the table below and in our consolidated financial statements included at the end of this Annual Report have been retroactively updated to reflect this change in capital structure. Please see "Item 4.A History and Development of the Company."

The historical results included below and elsewhere in this document are not necessarily indicative of the future performance of Star Bulk.

3.A.(i)           CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands of U.S. Dollars, except per share and share data)
	2008	2009	2010	2011	2012

Voyage revenues	238,883	142,351	121,042	106,912	85,684
Management fee income	-	-	-	153	478
	238,883	142,351	121,042	107,065	86,162

Voyage expenses	3,504	15,374	16,839	22,429	19,598
Vessel operating expenses	26,198	30,168	22,349	25,247	27,832
Drydocking expenses	7,881	6,122	6,576	3,096	5,663
Depreciation	51,050	58,298	46,937	50,224	33,045
Management fees	1,367	771	164	54	-
(Gain)/loss on derivative instruments, net	(251)	2,154	2,083	390	(41)
General and administrative expenses	12,424	8,742	15,404	12,455	9,320
Bad debt expense	-	-	2,131	3,139	-
Vessel impairment loss	3,646	75,208	34,947	62,020	303,219
Gain on time charter agreement termination	(9,711)	(16,219)	-	(2,010)	(6,454)
Loss on time charter agreement termination	-	11,040	-	-	-
Other operational loss	-	-	-	4,050	1,226
Other operational gain	-	-	(26,648)	(9,260)	(3,507)
Loss on sale of vessel	-	-	-	-	3,190
	96,108	191,658	120,782	171,834	393,091

Operating (loss)/ income	142,775	(49,307)	260	(64,769)	(306,929)

Interest and Finance costs	(10,238)	(9,914)	(5,916)	(5,227)	(7,838)
Interest and other income	1,201	806	525	744	246
Loss on debt extinguishment	-	-	-	(307)	-
Total other expenses, net	(9,037)	(9,108)	(5,391)	(4,790)	(7,592)

Income/ (loss) before taxes	133,738	(58,415)	(5,131)	(69,559)	(314,521)

Income taxes	-	-	-	-
Net Income/(loss)	133,738	(58,415)	(5,131)	(69,559)	(314,521)

Earnings/(loss) per share, basic	38.23	(14.39)	(1.25)	(14.69)	(58.32)
Earnings/(loss) per share, diluted	36.84	(14.39)	(1.25)	(14.69)	(58.32)

Weighted average number of shares outstanding, basic	3,498,530	4,058,228	4,099,277	4,736,485	5,393,131
Weighted average number of shares outstanding, diluted	3,629,866	4,058,228	4,099,277	4,736,485	5,393,131

3.A. (ii)   CONSOLIDATED BALANCE SHEET AND OTHER FINANCIAL DATA

(In thousands of U.S. Dollars,
except per share data)	Year Ended December 31,

	2008	2009	2010	2011	2012

Cash and cash equivalents	29,475	40,142	12,824	15,072	12,950

Total assets	891,376	760,641	703,250	717,928	354,706
Current liabilities, including current portion of long term debt	57,287	71,092	43,235	52,154	42,450
Total long term debt, excluding current portion	247,250	187,575	171,044	231,466	195,348
Common stock	39	40	42	54	54
Stockholders' equity	560,140	499,257	488,252	434,213	116,746
Total liabilities and stockholders’ equity	891,376	760,641	703,250	717,928	354,706

OTHER FINANCIAL DATA

Dividends declared and paid ($14.7 $1.50 $3.0 $3.0 and $0.68 per share, respectively)	52,614	6,185	12,385	14,391	3,631
Net cash provided by operating activities	110,747	65,877	87,949	50,604	18,999
Net cash (used in)/ provided by investing activities	(423,305)	(1,430)	(60,151)	(122,337)	25,488
Net cash provided by / (used in) financing activities	323,048	(53,780)	(55,116)	73,981	(46,609)

FLEET DATA
Average number of vessels (1)	10.76	11.97	10.81	12.26	14.19
Total ownership days for fleet (2)	3,933	4,370	3,945	4,475	5,192
Total available days for fleet (3)	3,712	4,240	3,847	4,377	4,875
Total voyage days for fleet (4)	3,618	4,117	3,829	4,336	4,708
Fleet utilization (5)	98%	97%	99%	99%	97%

AVERAGE DAILY RESULTS (In U.S. Dollars)
Time charter equivalent (6)	42,799	29,450	26,859	19,989	15,390
Vessel operating expenses	6,661	6,903	5,665	5,642	5,361
Management fees	348	176	41	12	-
General and administrative expenses	3,159	2,000	3,904	2,783	1,795

(1)
Average number of vessels is the number of vessels that comprised our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period.

(3)	Available days for the fleet are the ownership days after subtracting for off-hire days as a result of major repairs, dry-docking or special or intermediate surveys.

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

The following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition operating results or cash available for dividends or the trading price of our common stock.

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board (PCAOB) inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the Commission. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB is prevented from evaluating our auditor's performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, we and our shareholders are deprived of the possible benefits of such inspections.

Industry Specific Risk Factors

Charterhire rates for drybulk carriers are volatile and may further decrease in the future, which would adversely affect our earnings and ability to pay dividends.

We currently own and operate a fleet of 14 vessels (including Star Sigma, which we have agreed to sell with expected delivery to its purchaser in April 2013) consisting of six Capesize drybulk carriers and eight Supramax drybulk carriers with a weighted average age of 11.0 years and a combined cargo carrying capacity of approximately 1,475,005 dwt.  In addition to our owned fleet, we provide commercial and technical management services to one Capesize drybulk carrier and two Supramax drybulk carriers for a fixed daily management fee. The drybulk shipping industry is cyclical with attendant volatility in charterhire rates and profitability.  The degree of charterhire rate volatility among different types of drybulk carriers varies widely, however, the abrupt and dramatic downturn in the drybulk charter market has severely affected the entire drybulk shipping industry.  The Baltic Dry Index, or the BDI, which is published daily by the Baltic Exchange Limited, or the Baltic Exchange, a London-based membership organization that provides daily shipping market information to the global investing community, is an average of selected ship brokers' assessments of time charter rates paid by a customer to hire a drybulk vessel to transport drybulk cargoes by sea. The BDI has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market.  The BDI declined 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and remained volatile since, reaching a low of 772 and a high of 4,661 during 2009, a low of 1,700 and a high of 4,209 during 2010, and has continued to decline, reaching a low of 1,043 in 2011. During 2012, the BDI increased to a high of 1,165 as of May 8, 2012 and was at 899 as of March 18, 2013.

This downturn in drybulk charter rates and their volatility, which has resulted from the economic dislocation worldwide and the disruption of the credit markets, has had a number of adverse consequences for drybulk shipping, including, among other things:

•	an absence of financing for vessels;

•	no active second-hand market for the sale of vessels;

•	extremely low charter rates, particularly for vessels employed in the spot market;

•	widespread loan covenant defaults in the drybulk shipping industry; and

•	declaration of bankruptcy by some operators and ship owners as well as charterers.

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

Fluctuations in charter rates and vessel values result from changes in the supply and demand for drybulk cargoes carried internationally at sea, including coal, iron ore, grains and minerals.  The market supply of drybulk carriers has been increasing, as the number of drybulk carriers on order was recently at near historic highs.  These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2012. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of drybulk carrier capacity, particularly in conjunction with slowdown in demand for vessel capacity, could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. If the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our drybulk carriers expire or are terminated, we may only be able to recharter those vessels at reduced rates or we may not be able to charter our vessels at all. The charters for eleven of our vessels expire in 2013.

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

Drybulk charter markets have experienced significant continued weakness in 2012. We currently have six vessels, which we consider to be employed in the spot market due to the short duration of their current charter agreements, seven of our vessels on medium to long term time charters scheduled to expire in July 2013, October 2013, August 2014, November 2015 and July 2021 and one of our vessels, Star Sigma, which we have agreed to sell with expected delivery to its purchaser in April 2013, is open.  The time charter market is highly competitive and spot and short-term trip charter market charterhire rates (which affect time charter rates) may fluctuate significantly based upon the supply of, and demand for, seaborne drybulk shipping capacity. Our ability to re-charter our vessels on the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the drybulk shipping market. The drybulk carrier charter market is volatile, and in the past, time charter and spot market charter rates for drybulk carriers have declined below operating costs of vessels. If we are required to charter these vessels at a time when demand and charter rates are very low, we may not be able to secure time charter or spot market employment for our vessels at all or at reduced and potentially unprofitable rates. As a result, our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our credit facilities may be affected.

If economic conditions throughout the world do not improve, it will have an adverse impact on our operations and financial results.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of challenges, including the economic weakness in the European Union and the United States. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods, and thus, shipping. We cannot predict how long the current conditions will last. However, recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, have had a material adverse effect on our results of operations, financial condition and cash flows, have caused the price of our common shares to decline and could cause the price of our common shares to decline further.

The economies of the United States, the European Union and other parts of the world continue to experience relatively slow growth or remain in recession and exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets.  Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile.  Since 2008, lending by financial institutions worldwide remains at low levels compared to the period preceding 2008.

The continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP decreased to approximately 7.8% for the year ended December 31, 2012, as compared to approximately 9.3% for the year ended December 31, 2011, and continues to remain below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

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

The fair market values of our vessels have generally experienced high volatility and have declined significantly. The market prices for secondhand Capesize and Supramax drybulk carriers have decreased sharply from their historically high levels.  The fair market value of our vessels may continue to fluctuate (i.e., increase and decrease) depending on a number of factors including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	types, sizes and ages of vessels;

•	supply and demand for vessels;

•	ther modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations;

•	technological advances; and

•	competition from other shipping companies and other modes of transportation.

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

Charter rates and vessel values have been negatively affected mainly by the record high deliveries of newly built vessels during the last two years, which resulted in a significant expansion of the drybulk fleet. Drybulk carrier values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels. Charter rates may remain at low levels for some time which will adversely affect our revenue and profitability.

In addition, because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings.  If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings.  Recently, we have recorded the following impairment charges: Star Alpha during the year ended December 31, 2009, Star Beta during the year ended December 31, 2010, Star Sigma and Star Ypsilon, during the year ended December 31, 2011, our entire Supramax fleet and Star Sigma during the year ended December 31, 2012. See "Critical Accounting Policies – Impairment of Long-lived Assets".

Acts of piracy on ocean-going vessels could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2012 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones by insurers or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established on September 27, 2012 to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for drybulk cargoes and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

Charter rates are subject to seasonal fluctuations and market volatility, which may adversely affect our financial condition and ability to pay dividends.

Currently seven of our vessels are chartered on medium to long-term time charters with an average remaining term of approximately 2.04 years, six of our vessels are employed on short-term time charters or voyage charters, and are considered to be employed in the spot market due to the short duration of their current charter agreements, and one vessel, Star Sigma, which we have agreed to sell with expected delivery to its purchaser in April 2013, is open. Demand for vessel capacity has historically exhibited seasonal variations and, as a result, fluctuations in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results for vessels trading in the spot market. The drybulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. As a result, our revenues from our drybulk carriers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues from our drybulk carriers may be stronger in fiscal quarters ended December 31 and March 31. Seasonality in the sector in which we operate could materially affect our operating results and cash available for dividends.

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

The operation of our vessels is affected by the requirements set forth in the United Nations' International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. If we are subject to increased liability for noncompliance or if our insurance coverage is adversely impacted as a result of noncompliance, we may have less cash available for distribution to our stockholders as dividends. If any of our vessels are denied access to, or are detained in, certain ports, this may decrease our revenues.

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

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common shares.

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria, and since our inception, only one of our vessels made one port call in Iran in 2011. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

World events could affect our results of operations and financial condition.

Continuing conflicts and recent developments in the Middle East, including Egypt, and North Africa, including Libya, and the presence of the United States and other armed forces in Afghanistan, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences, or the perception that our vessels are potential terrorist targets, could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

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

As of March 18, 2013, we had outstanding indebtedness of $211.4 million and we expect to incur additional indebtedness as we continue to grow our fleet. This level of debt could have important consequences to us, including the following:

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

On January 3, 2013, we announced that we have agreed with all of our lenders to amend the terms of our current loan agreement subject to the execution of definitive documentation and the satisfaction of certain important conditions.

Under our $120.0 million and $26.0 million loan agreements with Commerzbank AG, we have agreed to amend, among other things, our minimum asset coverage ratio from 135% to 80% for the period ending December 31, 2013, to 85% for the six month period ending June 30, 2014, to 90% for the six month period ending December 31, 2014 and to 110% for the six month period ending June 30, 2015.  Thereafter and until the repayment of the respective loans, the asset cover ratio will be set to its initial level of 135%.  In addition, we have agreed to the deferral of payments of $16.7 million representing 60% of the value of the installments payable in year 2013 and 50% of the value of the installments payable in 2014, and to a prepayment of the loans of $2.0 million, which was made on December 31, 2012. The deferred amounts have been added to the loans' final installment, payable upon the expiration of the loan agreements in the fourth quarter of 2016.

We also amended the minimum asset coverage ratio under our $64.5 million loan agreement with HSH Nordbank AG, or HSH, which was reduced to 100% for the period ending December 31, 2012 and to 110% for the period from January 1, 2013 until December 31, 2013.  Thereafter and until repayment of the loan, the asset cover ratio will return to 125%.  In addition, we have agreed to the deferral of a minimum of approximately $3.5 million of the subsequent eight consecutive quarterly installments and to the release of approximately $7.4 million of pledged cash already held by HSH which was applied as prepayment of the loan facility on January 7, 2013. This payment will lower our annual interest expenses by approximately $240,000. Under certain conditions, we may increase the deferral of certain principal repayments up to approximately $7.0 million under the loan facility during 2013 and 2014.

The amended terms of our $70.0 million loan agreement with Credit Agricole Corporate and Investment Bank, or Credit Agricole, among other things, reduce the asset coverage ratio from 120% to 105% until March 31, 2014 thereafter and until the repayment of the loan, the asset coverage ratio will return to 120%.

We agreed to reduce the asset coverage ratio of our $31.0 million loan agreement with ABN AMRO Bank from 100% to 75% for the period until December 31, 2014 and thereafter the asset coverage ratio will be set to the level as stated in the original agreement.  In addition, we have agreed to reduce the minimum required liquidity to $500,000 per vessel, from $750,000, which will result in the reclassification of restricted cash to free cash.

As of December 31, 2012, we were in compliance with the amended financial and other covenants described above.  Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities" for a discussion of our credit facilities.

If we are not in compliance with our covenants and we are not able to obtain covenant waivers or modifications, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or they could accelerate our indebtedness, which would impair our ability to continue to conduct our business. If our indebtedness is accelerated, we might not be able to refinance our debt or obtain additional financing and could lose our vessels if our lenders foreclose their liens. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.

Currently, we are prohibited from paying dividends under our loan agreements and we may be unable to pay dividends in the future.

Under the terms of our recently agreed amendments to our loan agreements, we are prohibited from paying dividends until the later of (i) December 31, 2014, (ii) the repayment of the deferred amounts under our Commerzbank AG credit facilities, and (iii) complying with the original terms of our Credit Agricole credit facility.  In general, when dividends are paid, they are distributed on a quarterly basis from our operating surplus, in amounts that allow us to retain a portion of our cash flows to fund vessel or fleet acquisitions and for debt repayment and other corporate purposes, as determined by our management and board of directors.

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

We derive a significant part of our charterhire from a small number of customers.  For the year ended December 31, 2012, we derived 67% of our voyage revenues from four charterers, as presented in our statement of operations. Currently, six of our vessels are employed under fixed rate period charters to four customers. If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

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

If we lose a key customer, we may be unable to obtain charters on comparable terms or may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations.  The medium to long-term time charters for six of our vessels provide for charter rates that are significantly above current market rates, particularly spot market rates that most directly reflect the current depressed levels of the drybulk charter market. If it were necessary to secure substitute employment, in the spot market or on time charters, for any of these vessels due to the loss of a customer in these market conditions, such employment would be at a significantly lower charter rate than currently generated by such vessels, or we may be unable to secure a charter at all, in either case, resulting in a significant reduction in revenues. The loss of any of our customers or time charters, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

The failure of our charterers to meet their obligations under our time charter agreements, on which we depend for substantially all of our revenues, could cause us to suffer losses or otherwise adversely affect our business.

Currently, seven of our vessels are chartered on medium to long-term time charters with an average remaining term of approximately 2.04 years, and seven of our vessels are employed in what we consider to be the spot market due to the short duration of their current charter agreements. For the year ended December 31, 2012, 67% of our voyage revenues-net of commissions were generated from four charterers. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. Consistent with drybulk shipping industry practice, we have not independently analyzed the creditworthiness of the charterers. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities such as iron ore, coal, grain, and other minor bulks. In addition, in these depressed market conditions, certain charterers, including some of our charterers, are renegotiating the terms of the charters or defaulting on their obligations under the charters.  In the event a charterer fails to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on charters may be at lower rates, depending on the then existing charter rate levels, compared to the rates currently being charged for our vessels.

We previously entered into time charters for Star Epsilon and Star Kappa that were scheduled to expire in 2014. We withdrew the vessels from their charterers' service because of the charterers' repudiatory breach of time charter agreements.  Arbitration proceedings commenced against the charterers of the vessels in London to pursue damages arising from such breach, which will include the loss of hire.  A conditional settlement agreement was signed on September 5, 2012, under which we are scheduled to receive an aggregate cash payment of $5.0 million which will be divided into seventeen installments. The first installment of $500,000 was received upon the execution of the settlement agreement and the next sixteen monthly installments varying between $250,000 and $500,000 will be received the last day of each month beginning on September 30, 2012.

Star Sigma was previously time chartered to Pacific Bulk Shipping Ltd., or Pacific Bulk, for a minimum of 36 months and a maximum of 41 months.  At Pacific Bulk's request, we agreed to extend the term of the time charter to a minimum of 56 months and a maximum of 61 months at a lower daily rate.  On December 31, 2011, Star Sigma was redelivered to us early and on January 4, 2012, we entered into an agreement with Pacific Bulk to accept the early redelivery of the vessel in exchange for an aggregate of $6.454 million consisting of a cash payment of $5.734 million and 1,027 metric tons of fuel valued at $0.720 million.

On February 18, 2011, we received a letter from Korea Line Corporation, or KLC, the charterer of Star Gamma and Star Cosmo, notifying us of the commencement of rehabilitation proceedings of KLC in Korea and the related schedule for making registered claims against KLC in those proceedings.  On March 31, 2011, we filed their registered claims with the Bankruptcy Division of the Korean courts relating to Star Gamma and Star Cosmo.  The rehabilitation plan was approved by the required majority vote of KLC's lenders which provided for payments in cash and in shares for a period of ten years to KLC's counterparties in relation to the unsecured claims.  In addition, and with respect to the common benefit claims (secured claims), following an agreement with the joint receivers of KLC, we agreed to settle the common benefit claim of Star Gamma by way of two equal annual cash payments in the aggregate amount of $344,857, the first installment was received in October 2011 and the second installment was received in January 2013. With respect to our claims related to Star Cosmo, pursuant to a separate agreement with the joint receivers of KLC, the due hire which represented the common benefit claim was paid directly from sub charterers to us and the remaining due hire representing unsecured claims is expected to be settled pursuant to the approved rehabilitation plan. As per rehabilitation plan, on December 31, 2012 we received the amounts of $12,055 and $740 representing the annual payment of the rehabilitation plan of Star Gamma and Star Cosmo, respectively. On November 19, 2012, we received 46,007 shares of KLC as part of the rehabilitation plan described above, the shares were sold the same date at the average price of KRW 3,456. The cash proceeds from the sale of the respective shares amounted to approximately $144,000.  Please see "Item 8. Financial Information – Consolidated statements and other financial information – Legal Proceedings" for a discussion of our legal proceedings.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We have entered into, and may enter into in the future, various contracts, including charterparties and contracts of affreightment (COAs) with our customers, newbuilding contracts with shipyards and credit facilities with our lenders. We also enter into time charters and voyage charters as a charterer. These agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses.  We seek to minimize our counterparty risk by doing business with well-established customers and financial institutions. Should our counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

From time to time, we may take positions in derivative instruments including freight derivatives, bunker derivatives and other derivative instruments. Generally, freight derivatives may be used to hedge a vessel owner's exposure to the charter market for a specified route and period of time, whereas bunker derivatives may be used to hedge the fluctuations in bunker prices. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the freight derivative is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days specified in the contract. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in freight derivatives or other derivative instruments we could suffer losses in the settling or termination of the freight or other derivative instruments. This could adversely affect our results of operation and cash flow. We currently hold no open derivative positions.

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

Interest in most loan agreements in our industry is based on published London Interbank Offered Rates (LIBOR). The London market for Dollar loans between banks has recently been volatile, with the spread between published LIBOR and the lending rates actually charged to banks in the London interbank market widening significantly at times. For the past two years LIBOR was at historical lows. In addition, it was discovered that LIBOR was manipulated by various financial institutions which may have an impact on LIBOR.  Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, an increase in LIBOR would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow. Since inception, the Company has not entered into any interest rate swap agreements and has, therefore, taken the benefit of the low interest rate environment. We are continuously monitoring the macroeconomic factors that affect the interest rate and the interest rate swap market and we will consider hedging our interest rate exposure if we believe that such an action will be in our best interest and the best interest of our shareholders.

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

Our success depends to a significant extent upon the abilities and efforts of our management team. As of March 18, 2013 we had fifty-five employees.  Fifty-three of our employees, through our wholly owned subsidiaries, Star Bulk Management Inc., or Star Bulk Management, and Starbulk S.A, are engaged in the day to day management of the vessels in our fleet. Our success depends upon our ability to retain key members of our management team and the ability of Star Bulk Management to recruit and hire suitable employees. The loss of any members of our senior management team could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain "key-man" life insurance on any of our officers or employees of Star Bulk Management and/or Starbulk S.A.

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

Our operating and financial systems may not be adequate as we expand our fleet, and our attempts to implement those systems may be ineffective. In addition, we rely on our wholly-owned subsidiaries, Star Bulk Management and Starbulk S.A., to recruit shoreside administrative and management personnel and for crew management.  In addition, we are required under our amended loan agreements to expand the number of third-party vessels we manage to 10 vessels, which may result in the hiring of additional personnel. Shoreside personnel are recruited by Star Bulk Management and Starbulk S.A. through referrals from other shipping companies and traditional methods of securing personnel, such as placing classified advertisements in shipping industry periodicals. Star Bulk Management, Starbulk S.A. and its crewing agent may not be able to continue to hire suitable employees as Star Bulk expands its fleet. If we are unable to operate our financial and operations systems effectively, recruit suitable employees or if our unaffiliated crewing agent encounters business or financial difficulties, our performance may be materially adversely affected.

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

Every ocean-going vessel must be "classed" by a classification society.  The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member.  In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

•
Intermediate Surveys:  Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal.  Intermediate surveys are to be carried out at or between the occasions of the second or third annual survey.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies.  All of our vessels are certified as being "in class" by RINA, ABS and NKK, which are major classification societies.

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

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a drydocking facility. For example, the costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or travel to more distant drydocking facilities would decrease our earnings. In February 2012, Star Polaris sustained bottom damage when entering the port of Eregli in Turkey. The vessel proceeded to a shipyard for permanent repairs, which resulted in an off-hire period of 49 days and a loss of $0.8 million in revenues. In June 2012, Star Polaris, suffered engine failure in Korea, which resulted in 142 off-hire days and the loss of $2.3 million in revenues. We are in the process of pursuing a claim against the shipyard for the losses incurred as a result of the main engine failure in Korea, attributing same to the yard's liability. The major portions of the hull and machinery damage claims, sustained in Eregli and Korea, have been reimbursed by the Hull and Machinery underwriters.

The operation of drybulk carriers has certain unique operational risks. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure, so the cargo and its interaction with the vessel can be a risk factor in and of itself. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the drybulk carrier. Drybulk carriers damaged due to treatment during unloading procedures may be more susceptible to a breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of their holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the drybulk carrier's bulkheads, leading to the loss of the drybulk carrier.

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

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We inspected all of our secondhand vessels, which we acquired from both related and unrelated third parties, considered the age and condition of the vessels in budgeting for their operating, insurance and maintenance costs, and if we acquire additional secondhand vessels in the future, we may encounter higher operating and maintenance costs due to the age and condition of those additional vessels.

We may not have adequate insurance to compensate us for the loss of a vessel, which may have a material adverse effect on our financial condition and results of operation.

We have procured hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, and war risk insurance for our fleet. We do not maintain, for our vessels, insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. We may not be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible, and limitations and exclusions which may increase our costs or lower our revenue. Moreover, insurers may default on claims they are required to pay. If our insurance is not enough to cover claims that may arise, the deficiency may have a material adverse effect on our financial condition and results of operations.

We may be subject to calls because we obtain some of our insurance through protection and indemnity associations.

We may be subject to increased premium payments, or calls, in amounts based on our claim records and the claim records of our fleet managers as well as the claim records of other members of the protection and indemnity associations (P&I Associations) through which we receive insurance coverage for tort liability, including pollution-related liability. In addition, our P&I Associations may not have enough resources to cover claims made against them. Our payment of these calls could result in a significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

We are a holding company, and our subsidiaries, which are all directly and wholly owned by us, conduct all of our operations and own all of our operating assets.  As a result, our ability to satisfy our financial obligations and to pay dividends to our shareholders depends on the ability of our subsidiaries to generate profits available for distribution to us and, to the extent that they are unable to generate profits, we may be unable to pay dividends to our shareholders.  Currently, we and certain of our subsidiaries are prohibited from paying dividends to our shareholders and us until certain conditions a met under our loan agreements.  Please see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Senior Secured Credit Facilities."

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

Our Chairman has affiliations with Oceanbulk Group, which could create conflicts of interest.

Our Chairman, Mr. Petros Pappas, and his daughter Mrs. Milena-Maria Pappas, one of our directors, founded and are affiliated with the Oceanbulk Group, a group of related companies which are involved in the service sectors of the shipping industry. To the extent that the Oceanbulk Group owns and operates drybulk carriers, this ownership and operation could create conflicts of interest between us, on the one hand, and the Oceanbulk Group, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus drybulk carriers managed and owned by the Oceanbulk Group.

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

We qualify for this statutory tax exemption and we took this position for U.S. federal income tax return reporting purposes for 2011 and we will take the same position for 2012 and we intend to take this position for 2013. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For instance, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a 5% or greater interest in our common stock owned, in the aggregate, 50% or more of our outstanding common stock for more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances with regard to our tax-exempt status or that of any of our subsidiaries.

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

Risks Relating to Our Common Stock

Our common stock could be delisted from the Nasdaq Global Select Market, which could negatively impact the price of our common stock and our ability to access the capital markets.

Our common stock is currently listed on the Nasdaq Global Select Market, or Nasdaq. Our ability to retain our listing is contingent upon compliance with Nasdaq listing requirements. The listing standards of Nasdaq provide, among other things, that a company may be delisted if the bid price of its stock decreases below $1.00 for a period of 30 consecutive business days and the company is unable to meet the minimum bid requirement within the period provided by Nasdaq Global Select Market.

On May 2, 2012, we were notified by Nasdaq that we were no longer in compliance with Nasdaq Listing Rule 5450(a)(1) because the closing bid price of our common stock for 30 consecutive business days had been below the minimum $1.00 per share bid price requirement for continued listing on Nasdaq. In response, we conducted a 15-for-1 reverse stock split which was effective as of October 15, 2012, and approved at the annual general meeting of our shareholders on September 7, 2012. We regained compliance during October 2012 when, during the applicable grace period, the closing bid price of our common stock was at least $1.00 per share for a minimum of ten consecutive business days.

Further declines in the trading price of our common stock may cause us to fail to meet certain of the continuing listing standards of the Nasdaq, which could result in the delisting of our common shares.  If our shares cease to be traded on the Nasdaq or on another national securities exchange, the price at which you may be able to sell your common shares of the company may be significantly less than their current trading price or you may not be able to sell them at all.  We are currently in compliance with all applicable Nasdaq listing standards.

Certain stockholders hold registration rights, which may have an adverse effect on the market price of our common stock.

On September 20, 2011, we filed a registration statement on Form S-8 (File No. 333-176922) that covers the resale of up to 311,006 of our common shares that have been and may be issued under our 2007, 2010 and 2011 equity incentive plans.  We have included 485,783 common shares for resale in a universal shelf registration statement (File No. 333-180674), which was declared effective by the Commission July 17, 2012.  The resale of these common shares in addition to the offer and sale of the other securities included in such registration statement and in the Form S-8 may have an adverse effect on the market price of our common stock.

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

The market price of our common stock has dropped below $5.00 per share, and the last reported sale price on Nasdaq on March 18, 2013 was $6.15 per share.  If the market price of our common shares decreases below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.

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

Star Maritime Acquisition Corp., or Star Maritime, was organized under the laws of the State of Delaware on May 13, 2005 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or similar business combination, one or more assets or target businesses in the shipping industry. Following the formation of Star Maritime, its officers and directors were the holders of 601,795 common shares representing all of our then issued and outstanding capital stock. On December 21, 2005, Star Maritime consummated its initial public offering of 1,257,833 units, at a price of $150.00 per unit, each unit consisting of one share of Star Maritime common stock and one warrant to purchase one share of Star Maritime common stock at an exercise price of $120.00 per share. In addition, Star Maritime completed during December 2005 a private placement of an aggregate of 75,500 units each unit consisting of one share of common stock and one warrant, to Mr. Pappas our Chairman of the Board, Mr. Erhardt, one of our directors, and Mr. Tsirigakis, our former Chief Executive Officer and former director effective March 31, 2012 and Mr. Syllantavos, our former Chief Financial Officer. The gross proceeds of the private placement of $11.3 million were used to pay all fees and expenses of the initial public offering and as a result, the entire gross proceeds of the initial public offering amounting to $188.7 million were deposited in a trust account maintained by American Stock Transfer & Trust Company. Star Maritime's common stock and warrants started trading on the American Stock Exchange under the symbols, SEA and SEA.WS, respectively on December 21, 2005.

On January 12, 2007, Star Maritime and Star Bulk entered into definitive agreements to acquire a fleet of eight drybulk carriers with a combined cargo-carrying capacity of approximately 692,000 dwt. from certain subsidiaries of TMT. These eight drybulk carriers are referred to as the initial fleet. The aggregate purchase price specified in the Master Agreement by and among the Company, Star Maritime and TMT, or the Master Agreement, for the initial fleet was $224.5 million in cash and 835,843 common shares, which were issued on November 30, 2007. As additional consideration for eight vessels, we agreed to issue 107,130 common shares to TMT in two installments as follows: (i) 53,565 additional common shares, no more than 10 business days following the filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, and (ii) 53,565 additional common shares, no more than 10 business days following the filing of our Annual Report on Form 20-F for the fiscal year ended December 31, 2008. The shares in respect of the first installment were issued to a nominee of TMT on July 17, 2008 and the shares in respect of the second installment were issued to a nominee of TMT on April 28, 2009.

On November 2, 2007, the Commission declared effective our joint proxy/registration statement filed on Forms F-1/F-4 and on November 27, 2007 we obtained shareholder approval for the acquisition of the initial fleet and for effecting the Redomiciliation Merger as a result of which Star Maritime merged into Star Bulk with Star Maritime merging out of existence and Star Bulk being the surviving entity.  Each share of Star Maritime common stock was exchanged for one share of Star Bulk common stock and each warrant of Star Maritime was assumed by Star Bulk with the same terms and conditions except that each became exercisable for common stock of Star Bulk.  The Redomiciliation Merger became effective after stock markets closed on November 30, 2007, and the common shares and warrants of Star Maritime ceased trading on the American Stock Exchange under the symbols SEA and SEA.WS, respectively.  Star Bulk shares and warrants started trading on the Nasdaq Global Select Market on December 3, 2007, under the ticker symbols SBLK and SBLKW, respectively. Immediately following the effective date of the Redomiciliation Merger, TMT and its affiliates owned 30.2% of our outstanding common stock.  Mr. Nobu Su, a former member of our board of directors, exercises voting and investment control over the securities held of record by F5 Capital, a Cayman Islands corporation, which is a nominee of TMT.  F5 Capital filed a Schedule 13D/A on July 29, 2008 reporting beneficial ownership of 7.0% of our outstanding common stock.  All of our warrants expired worthless and ceased trading on the Nasdaq Global Select Market on March 15, 2010.

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

Vessel Acquisitions, Dispositions and Other Significant Transactions

Vessel Acquisitions

On February 18, 2010, we entered into an agreement to acquire from an unaffiliated third party, a 2000 built, 171,000 dwt., Capesize drybulk carrier Nord-Kraft (to be renamed Star Aurora) vessel for approximately $42.5 million.  We financed the purchase of this vessel with a combination of cash and bank debt.  In March 2010, we entered into a time charter agreement with Rio Tinto for Star Aurora for a period of approximately three years at a gross daily rate of $27,500, which commenced upon the delivery of the Star Aurora to us in September 2010.

On March 24, 2010, we entered into an agreement with Hanjin HHIC-Phil Inc. for the construction of Star Borealis, a 179,678 dwt Capesize vessel, for $53.6 million.  We entered into a ten year time charter agreement for this vessel with STX Panocean at a gross daily hire of $24,750, which commenced on its delivery to us on September 9, 2011.

On April 6, 2010, we entered into an agreement with Hanjin HHIC-Phil Inc. for the construction of Star Polaris, a 179,546 dwt Capesize vessel, for $53.3 million.  We entered into a two year time charter agreement, with a charterer's option for an additional year, for this vessel with Louis Dreyfus Commodities Suisse SA at a gross daily hire of $16,500 for the first two years and $19,000 for the optional year, which commenced on its delivery to us on November 14, 2011.

We financed the construction of Star Borealis and Star Polaris described above with a combination of cash and bank debt.

On May 12, 2011, we entered into agreements to acquire Star Big and Star Mega, two secondhand Capesize vessels, with attached long term time charters, for an aggregate purchase price of approximately $51.5 million with long term time charters attached. Star Big has a carrying capacity of approximately 168,404 dwt and Star Mega has a carrying capacity of approximately 170,631 dwt.  The vessels were acquired from companies in which family members of our Chairman held minority stakes, and were financed through a combination of our cash, bank debt, and a portion of the proceeds of an underwritten public offering that closed in July 2011. Star Big and Star Mega were delivered to us on July 25, 2011 and August 16, 2011, respectively.

Vessel Dispositions

On July 21, 2009, we entered into an agreement to sell Star Alpha to an unaffiliated third party for gross proceeds of approximately $19.9 million.  We classified Star Alpha as an asset held for sale during the third quarter 2009 and as a result recorded an impairment loss of $75.2 million during the year ended December 31, 2009. We delivered the vessel to its new owners on December 21, 2009.

On January 18, 2010, we entered into an agreement to sell Star Beta to an unaffiliated third party for gross proceeds of approximately $22.0 million.  We classified Star Beta as an asset held for sale during the first quarter 2010 and as a result recorded an impairment loss of $34.9 million during the year ended December 31, 2010. We delivered the vessel to its new owners on July 7, 2010.

On February 22, 2012, we entered into an agreement with a third party in order to sell Star Ypsilon, together with a quantity of 667 metric tons of fuel oil, for a contracted price of $9.13 million less address commission of 3% and brokerage commission of 2%.  The vessel was delivered to its purchasers on March 9, 2012. In connection with the sale of Star Ypsilon, and in accordance with terms of the $64.5 million loan facility with HSH, on March 7, 2012 we repaid $7.36 million of the outstanding borrowings under that loan facility and the mortgage over the vessel was released.

On March 14, 2013, we entered into an agreement with a third party to sell Star Sigma for a contracted price of $9.0 million less commission of $5% and we expect to deliver the vessel to its purchasers in April 2013.

Other Significant Transactions

On January 20, 2011, we entered into a term loan agreement with Credit Agricole Corporate and Investment Bank for up to $70.0 million to partially finance the construction of our two Newbuildings, Star Borealis and Star Polaris, which were delivered to us in 2011. The total amount that was drawn down upon the delivery of each vessel totaled $67.275 million. Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

On July 21, 2011, we entered into a $31.0 million senior secured credit facility with ABN AMRO Bank N.V. to partially finance the purchase of Star Big and Star Mega.  As of December 31, 2011, the total amount of this loan facility has been drawn down.  Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

On July 22, 2011, we offered and sold 1,113,334 common shares in an underwritten public offering.  This offering was priced at $27.00 per share, less underwriting discounts, which resulted in net proceeds to us before expenses of approximately $28.8 million.  We used the net proceeds from this offering to fund a portion of the aggregate purchase price of Star Big and Star Mega, and for general corporate purposes.

On August 10, 2011, our Board of Directors reinstated our share repurchase plan to acquire up to a maximum of $3.0 million of our common shares at a maximum price of $19.50 per share. On November 9, 2011, our Board of Directors extended the duration of the share repurchase plan until December 31, 2012. All shares to be purchased under the plan shall be in the sole discretion of our Board of Directors and in compliance with the plan.  In addition, the repurchased common shares shall be cancelled, and removed from our share capital and returned to our authorized unissued common shares. No shares were repurchased during the year ended December 31, 2011. During the year ended December 31, 2012, we repurchased an aggregate of 61,730 common shares at an average price of $13.94 per share and have $2.1 million of remaining capacity under the plan.

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

On January 4, 2012, we entered an agreement with Pacific Bulk to accept the early redelivery to us of Star Sigma on December 31, 2011 in exchange for an aggregate of $6.454 million consisting of a cash payment of $5.734 million and 1,027 metric tons of fuel valued at $0.720 million.

On September 27, 2012, Star Bulk S.A. entered into an agreement with Maiden Voyage LLC, a Marshall Islands company, for the commercial and technical management of the Maiden Voyage, a 2012 built Supramax dry bulk carrier. Pursuant to the terms of this management agreement, we will receive a fixed management fee of $750 per day beginning on September 28, 2012 and until two months after the termination by either party upon written notice. This vessel will be managed under the same strategy as the other vessels in our fleet.  Maiden Voyage LLC is owned and controlled by Oceanbulk Carriers LLC, a company minority owned by our directors, Mrs. Milena-Maria Pappas.

Effective as of the opening of trading on October 15, 2012, we affected a 15-for-1 reverse stock split of our common shares. The reverse stock split was approved by shareholders at our 2012 Annual General Meeting of Shareholders held on September 7, 2012. The reverse stock split reduced the number of our common shares from 81,012,403 to 5,400,810 and affected all issued and outstanding common shares. Shareholders received cash in lieu of fractional shares and no fractional shares were issued in connection with the reverse split.  On October 12, 2012, we amended and restated our articles of incorporation, which were included in a Form 6-K furnished to the Commission on October 15, 2012.

On October 18, 2012, Star Bulk S.A. entered into an agreement with OOCAPE1 Holdings LLC, a Marshall Islands company, for the commercial and technical management of the Obelix, a 2011 built Capesize dry bulk carrier. Pursuant to the terms of this management agreement, we will receive a fixed management fee of $750 per day beginning on October 19, 2012 and until two months after termination by either party upon written notice. This vessel will be managed under the same strategy as the other vessels in our fleet.  OOCAPE1 Holdings LLC is owned and controlled by Oceanbulk Carriers LLC, a company minority owned by one of our directors, Mrs. Milena-Maria Pappas.

On February 15, 2011, we received a letter from KLC, a prior charterer of Star Gamma and Star Cosmo, notifying us of the commencement of rehabilitation proceedings of KLC in Korea and the related schedule for making registered claims against KLC in those proceedings.  On March 31, 2011, we filed our registered claims with the Bankruptcy Division of the Korean courts relating to Star Gamma and Star Cosmo.  The rehabilitation plan was approved by the required majority vote of KLC's lenders which provided for payments in cash and in shares for a period of ten years to KLC's counterparties in relation to the unsecured claims. In addition, and with respect to the common benefit claims (secured claims), following an agreement with the joint receivers of KLC, we agreed to settle the common benefit claim of Star Gamma by way of two equal annual cash payments in the aggregate amount of $344,857, the first installment was received in October 2011 and the second installment was received in January 2013.  With respect to our claims related to Star Cosmo, pursuant to a separate agreement with the joint receivers of KLC, the due hire which represented the common benefit claim was paid directly from sub charterers to us and the remaining due hire representing unsecured claims is expected to be settled pursuant to the approved rehabilitation plan. As per rehabilitation plan, on December 31, 2012 we received the amounts of $12,055 and $740 representing the annual payment of the rehabilitation plan of Star Gamma and Star Cosmo, respectively. On November 19, 2012, we received 46,007 shares of KLC as part of the rehabilitation plan described above, the shares were sold the same date at the average price of KRW 3,456. The cash proceeds from the sale of the respective shares amounted to approximately $144,000.

As of December 2012, we agreed in principle with all of our lenders to amend the terms of the current loan agreements subject to the negotiation and execution of definitive documentation by us and the lenders. The amended terms include, among other things, the deferral of up to approximately $24.0 million from the installments payable until 2015 and the waiver or amendment of certain of the existing financial covenants.  Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

In February 2012, Star Polaris sustained bottom damage when entering the port of Eregli in Turkey; the vessel proceeded for permanent repairs to a shipyard, which resulted in an off-hire period of 49 days. Our insurers have reimbursed us for $1.5 million of expenditures related to repairs under our hull and machinery policies. We are continuing to seek reimbursement for an additional $0.06 million.

In June 2012, Star Polaris had a main engine failure in Korea, which resulted in an off-hire period of 142 days. Our insurers have reimbursed us for $4.9 million of expenditures related to repairs under our hull and machinery policies.  We are continuing to seek reimbursement for an additional $3.5 million

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

Our Fleet

We own and operate a fleet of 14 vessels consisting of six Capesize drybulk carriers and eight Supramax drybulk carriers with a weighted average age of 11.0 years and a combined cargo carrying capacity of approximately 1,475,005 dwt. Our fleet carries a variety of drybulk commodities including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks. We currently charter seven of our vessels on medium- to long-term time charters with an average remaining term of approximately 2.04 years and seven of our vessels on short-term time charters or voyage charters, these vessels considered to be employed  in the spot market due to the short duration of their current charter agreements. In addition to our owned fleet, we provide commercial and technical management services to one Capesize drybulk carrier and two Supramax drybulk carriers (not included in the table below), which are minority owned and controlled by companies affiliated with one of our directors.

The following table presents summary information concerning our fleet as of March 18, 2013:

Vessel Name	Vessel Type	Size (dwt.)	Year Built		Daily Gross Hire Rate	Type/ Month of Contract Expiry
Star Aurora	Capesize	171,199	2000		$27,500	Time charter/ July 2013
Star Big	Capesize	168,404	1996		$25,000	Time charter/ November 2015
Star Borealis	Capesize	179,678	2011		$24,750	Time charter/ July 2021
Star Mega	Capesize	170,631	1994		$24,500	Time charter/ August 2014
Star Polaris (1)	Capesize	179,546	2011		$16,500	Time charter/ October 2013
Star Sigma (6)	Capesize	184,403	1991		$-	open
Star Cosmo (2)	Supramax	52,247	2005		$11,250	Voyage charter/ Expected March 2013
Star Delta (2)	Supramax	52,434	2000		$8,500	Time charter/ March 2013
Star Epsilon (2)	Supramax	52,402	2001		$19,500	Time charter/ April 2013
Star Gamma (3)	Supramax	53,098	2002		$14,050	Time charter/ July 2013
Star Kappa (2)	Supramax	52,055	2001	$ $	6,000 first 65 days 9,000 thereafter	Time charter/ March 2013
Star Omicron (2)(4)(5)	Supramax	53,489	2005		$9,800	Time charter/ May 2013
Star Theta	Supramax	52,425	2003		$8,900	Time charter/ October 2013
Star Zeta (2)	Supramax	52,994	2003		$8,250	Time charter/ April 2013

(1)	Our charterer has an option to extend this time charter for one year at a gross daily rate of $19,000.

(2)	For the purposes of this Annual Report, we consider these vessels to be employed in the spot market as a result of the short duration of their current charters.

(3)	Our charterer has an option to extend this time charter for one year at a gross daily rate of $15,500.

(4)	In addition to daily gross hire rate, we received a ballast bonus of $50,000 in connection with the repositioning of the vessel by the charterer.

(5)	The charterer has an option to redeliver the vessel in Far East; in that case the rate that will be applied for the whole period will be adjusted to $12,800 from $9,800.

(6)
On March 14, 2013, we entered into an agreement with a third party to sell Star Sigma, for a contracted price of $9.0 million less a commission of 5%. The vessel is expected to be delivered to is purchaser in April 2013.

We actively manage the deployment of our fleet on time charters, which generally can last up to several years. We currently charter seven of our vessels on medium to long term time charters with an average remaining term of approximately 2.04 years, six of our vessels on short-term time charters or on voyage charters which considered to be employed in the spot market, due to the short duration of their current charters and one of our vessels, Star Sigma, which we have agreed to sell with expected delivery to its purchaser in April 2013, is open.  Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs.  We pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, as well as for commissions.  In both cases, we are responsible for the drydocking costs relating to each vessel. Our vessels operate worldwide within the trading limits imposed by our insurance terms and we do not operate our vessels in areas where United States, European Union or United Nations sanctions have been imposed.

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

Customers

As of March 18, 2013, our vessels were chartered as follows: Rio Tinto for Star Aurora, major international companies for Star Big, Star Mega and Star Sigma, STX Panocean for Star Borealis, Louis Dreyfus for Star Polaris, Cargill for Star Gamma, Star Epsilon and Star Epsilon, Norden for Star Delta, S. Norton & co Ltd for Star Cosmo, JIT International Corporation Limited for Star Kappa, Americas Bulk Transport Ltd. for Star Omicron. For the year ended December 31, 2012, we derived 67% of our voyage revenues from four of our customers.

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

Management of the Fleet

As of December 31, 2012, we had fifty-five employees. Fifty-three of our employees, through Star Bulk Management and Starbulk S.A., were engaged in the day to day management of the vessels in our fleet. Star Bulk Management and Starbulk S.A. perform operational and technical management services for the vessels in our fleet, including chartering, marketing, capital expenditures, personnel, accounting, paying vessel taxes and maintaining insurance.  Our Chief Executive Officer and Chief Financial Officer are also the senior management of Star Bulk Management. Star Bulk Management employs such a number of additional shore-based executives and employees designed to ensure the efficient performance of its activities.

We reimburse and/or advance funds as necessary to Star Bulk Management and Starbulk S.A. in order for our managers to conduct their activities and discharge their obligations, at cost.  We also maintain working capital reserves as may be agreed upon between us and Star Bulk Management from time to time.

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

Starbulk S.A. has entered into agreements for the commercial and technical management of one Capesize drybulk carrier and two Supramax drybulk carriers.  Pursuant to the terms of the management agreements, we receive a fixed management fee of $750 per day until terminated by either party upon two months prior written notice. These vessels are managed under the same strategy as the other vessels in our fleet.  In addition, we are required under our amended loan agreements to expand the number of third party vessels under management to 10 vessels.

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

The International Drybulk Shipping Industry

Drybulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. In 2012, based on preliminary figures, it is estimated that approximately 4.0 billion tons of drybulk cargo was transported by sea.

The demand for drybulk carrier capacity is derived from the underlying demand for commodities transported in drybulk carriers, which is influenced various factors such as globalization trends, geological structure, political factors, and weather. The demand for drybulk carriers is determined by the volume and geographical distribution of seaborne drybulk trade, which in turn is influenced by general trends in the global economy and factors affecting demand for commodities. During the 1980s and 1990s seaborne drybulk trade increased by 1-2% per annum. However, over the last decade, between 2003 and 2012, seaborne drybulk trade increased at a compound annual growth rate of 6.0%. The global drybulk carrier fleet may be divided into four categories based on a vessel's carrying capacity.  These categories consist of:

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

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  As of February 1, 2013, the global drybulk carrier orderbook amounted to 130.8 million dwt, or 19.1% of the existing fleet at that time, with most vessels on the orderbook expected to be delivered within 18 months. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Drybulk carriers at or over 25 years old are considered to be scrapping candidate vessels.

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

Within the drybulk shipping industry, the charterhire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange, such as BDI. These references are based on actual charterhire rates under charter entered into by market participants, as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Panamax Index is the index with the longest history. The Baltic Capesize Index and Baltic Handymax Index are of more recent origin.

The   drybulk shipping industry is cyclical with attendant volatility in charterhire rates and profitability. The degree of charterhire rate volatility among different types of drybulk carriers varies widely, however, the abrupt and dramatic downturn in the drybulk charter market has severely affected the entire drybulk shipping industry.  The Baltic Dry Index, an index published by The Baltic Exchange of shipping rates for 20 key drybulk routes, fell 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and remained volatile during 2009, reaching a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009. The BDI continued its volatility in 2010, increasing from 3,235 in January 2010 to a high of 4,209 in May 2010 before subsequently decreasing to a low of 1,700 in July 2010. Following a short period of increase in the third quarter of 2010, the BDI fell to near July 2010 levels by the end of 2010. The BDI further decreased in 2011 to 1,043 in February 2011 and has continued to decline in the beginning of 2012 to 753.  During 2012, the BDI increased to a high of 1,165 as of May 8, 2012 and was at 899 as of March 18, 2013.

Vessel Prices

Newbuilding prices are determined by a number of factors, including the underlying balance between shipyard output and capacity, raw material costs, freight markets and sometimes exchange rates. In the last few years high levels of new ordering were recorded across all sectors of shipping. As a result, most of the major shipyards in Japan, South Korea and China had full order books until the end of 2013, although the downturn in freight rates and the lack of funding due to the wider global financial crisis has led, and is expected to continue to lead to some of these orders being cancelled or delayed.

Newbuilding prices have increased significantly since 2003, due to tightness in shipyard capacity, high steel prices, rising labor cost, high levels of new ordering and stronger freight rates. However, with the sudden and steep decline in freight rates after August 2008 and lack of new vessel ordering, newbuilding vessel values entered a downward trend and have continued to gradually decline. In the secondhand market, the steep increase in newbuilding prices and the strength of the charter market have also affected values, to the extent that prices rose sharply in 2004/2005, before dipping in the early part of 2006, only to rise thereafter to new highs in the first half of 2008. However, the sudden and sharp downturn in freight rates since August 2008 has also had a very negative impact on secondhand values. Currently newbuilding and secondhand values are well below the lows reached during 2008.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact, such as the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulations that could negatively affect our profitability.

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

The IMO's Maritime Environment Protection Committee, or MEPC, adopted amendments to Annex VI on October 10, 2008, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships.  As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the previous cap of 4.50%).  By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs").  By July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% on January 1, 2015.  Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea and the North Sea have been so designated.  Effective August 1, 2012, certain coastal areas of North America were designated ECAs, as will the applicable areas of the United States Caribbean Sea, effective January 1, 2014.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

As of January 1, 2013 MARPOL made mandatory certain measures relating to energy efficiency for ships. This included the requirement that all new ships utilize the Energy Efficiency Design Index (EEDI) and all ships use the Ship Energy Management Plan (SEEMP).

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

Safety Management System Requirements

The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners. We believe that all our vessels are in substantial compliance with SOLAS and LL Convention standards.

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

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by classification societies under the authority of each flag state, under the ISM Code. Starbulk S.A. has obtained documents of compliance for their offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance, or the DOC, and safety management certificate, or the SMC, are renewed every five years, but the DOC is subject to audit verification annually and the SMC at least every 2.5 years.  As of the date of this filing, each of our vessels is ISM code-certified.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. For example, IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force.  However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory for our vessels. In addition, our vessels would be required to be equipped with a ballast water treatment system that meets mandatory concentration limits not later than the first intermediate or renewal survey, whichever occurs first, after the anniversary date of delivery of the vessel in 2014, for vessels with ballast water capacity of 1,500-5,000 cubic meters, or after such date in 2016, for vessels with ballast water capacity of greater than 5,000 cubic meters. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner's actual fault and under the 1992 Protocol where the spill is caused by the ship owner's intentional or reckless act or omission where the ship owner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

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

Compliance Enforcement

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The "Shipping Industry Guidelines on Flag State Performance" evaluates and reports on flag states based on factors such as sufficiency of infrastructure, ratification, implementation, and enforcement of principal international maritime treaties and regulations, supervision of statutory ship surveys, casualty investigations and participation at IMO and ILO meetings. All of our vessels are flagged in the Marshall Islands. Marshall Islands flagged vessels have historically received a good assessment in the shipping industry. We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators. Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificate will be maintained.

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

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and the costs of assessment thereof;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources;

•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, on August 15, 2012, the U.S. Bureau of Safety and Economic Enforcement (BSEE) issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices.

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

The U.S. Environmental Protection Agency, or the EPA, regulates the discharge of ballast water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels.  The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, record keeping and reporting requirements to ensure the effluent limits are met.  The EPA has proposed a draft 2013 Vessel General Permit to replace the current Vessel General Permit upon its expiration on December 19, 2013, authorizing discharges incidental to operations of commercial vessels. The draft permit also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, and the Coast Guard has proposed new ballast water management standards and practices, including limits regarding ballast water releases. As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The revised ballast water standards are consistent with those adopted by the IMO in 2004. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

However, compliance with future EPA and U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. On January 1, 2013 two new sets of mandatory requirements to address greenhouse gas emissions from ships, which were adopted by MEPC in July 2011, entered into force. Currently, operating ships are required to develop SEEMPs, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries was met and MLC 2006 is expected to come into force on August 20, 2013. The ratification of MLC 2006 will require us to develop new procedures to ensure full compliance with these results.

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

Vessels operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels provided such vessels have on board a valid ISSC that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. Our managers intend to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and we intend that our fleet will comply with applicable security requirements. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

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

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. Upon a ship owner's request, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies (the IACS).  In 2012, the IACS issued draft harmonized Common Structure Rules, that align with the IMO goals standards, and they are expected to be adopted in winter 2013. All our vessels are certified as being "in class" by RINA, ABS and NKK, major classification societies. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

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

As of December 31, 2012, we are the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under Item 18. "Financial Statements."

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

Factors Affecting Our Results of Operations

We currently employ seven of our vessels on medium to long-term time charters with an average remaining term of approximately 2.04 years, and we employ seven of our vessels on short-term time charters or voyage charters; which we consider to be employed in the spot market due to the short duration of their current charter agreements.  Under our time charters, the charterer typically pays us a fixed daily charterhire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to affiliated and unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. In addition, we are also responsible for the drydocking costs related to our vessels. During 2013, two of our Capesize vessels and three of our Supramax vessels are scheduled to undergo their routine drydocking surveys.

In addition, we had a contract of affreightment, or COA, to transport approximately 1.35 million metric tons of iron ore between Brazil and China for Vale International S.A., or Vale, which was completed in February of 2012.  COAs relate to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages. Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years. All of the vessel's operating, voyage and capital costs are borne by the ship owner. The freight rate is generally set on a per cargo ton basis.  Although six of our vessels in our fleet are employed on medium- to long-term time charters ranging from two to ten years, we may employ these and our other vessels under COAs, bareboat charters, in the spot market or in drybulk carrier pools in the future.

Following the 15-for-1 reverse stock split effected on October 15, 2012, pursuant to which every fifteen common shares issued and outstanding were converted into one common share, all share and per share amounts disclosed in this Annual Report, including our consolidated financial statements included at the end of this Annual Report, have been retroactively updated to reflect this change in capital structure.

We believe that the important measures for analyzing trends in the results of operations consist of the following:

•
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

•	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period.

•	Available days for the fleet are the ownership days after subtracting for off-hire days as a result of major repairs, dry-docking or special or intermediate surveys.

•
Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for drydocking, major repairs, special or intermediate surveys).

•	Fleet utilization is calculated by dividing voyage days by available days for the relevant period and takes into account the dry-docking periods.

The following table reflects our voyage days, ownership days, fleet utilization and TCE rates for the periods indicated:

(TCE rates expressed in U.S. dollars)	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012
Average number of vessels	10.81	12.26	14.19
Number of vessels in operation (as of the last day of the periods reported)	11	15	14
Average age of operational fleet (in years)	10.4	10.6	10.8
Ownership days	3,945	4,475	5,192
Available days	3,847	4,377	4,875
Voyage days for fleet	3,829	4,336	4,708
Fleet Utilization	99%	99%	97%
Time charter equivalent rate	$26,859	$19,989	$15,390

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

The following table reflects the calculation of our TCE rates and reconciliation of TCE revenue to voyage revenue as reflected in the consolidated statement of operations:

(In thousands of U.S. Dollars, except as otherwise stated)	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012
Voyage revenues	121,042	106,912	85,684
Less:
Voyage expenses	(16,839)	(22,429)	(19,598)
Amortization of fair value of below/above market acquired time charter agreements	(1,360)	2,187	6,369
Time Charter equivalent revenues	102,843	86,670	72,455

Voyage days for fleet	3,829	4,336	4,708
Time charter equivalent (TCE) rate (in U.S. Dollars)	26,859	19,989	15,390

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

Interest and Finance Costs

We incur interest expenses and financing costs in connection with vessel-specific debt relating to the acquisition of our vessels. We defer financing fees and expenses incurred upon entering into our credit facility and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

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

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business, which we believe to be in accordance with applicable U.S. GAAP and Commission rules. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. All of the vessels in our current fleet have been acquired with time charters attached, with the exception of Star Sigma, Star Aurora, Star Omicron, Star Borealis and Star Polaris. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer entering into a separate direct agreement (called a "novation agreement") with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate service agreement between the vessel owner and the charterer.

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

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer's consent to us as the new owner;

•	obtain the charterer's consent to a new technical manager;

•	in some cases, obtain the charterer's consent to a new flag for the vessel;

•	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

•	employment and operation of our drybulk vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our drybulk vessels.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel security training and security response plans (ISPS);

•	obtaining ISM certification and audits for each vessel within the six months of taking over a vessel;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

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

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are the most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 (Significant Accounting Policies) to our Financial Statements included herein for more information.

Impairment of long-lived assets: We follow guidance related to Impairment or Disposal of Long-lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value. In this respect, management regularly reviews the carrying amount of the vessels on vessel by vessel basis when events and circumstances indicate that the carrying amount of the vessels might not be recoverable.  As of December 31, 2010 and 2011 and as of September 30, 2012, we performed an impairment review of our vessels due to the global economic downturn and the prevailing conditions in the shipping industry.  We compared undiscounted cash flows to the carrying values for our vessels to determine if the carrying values of the assets were recoverable. The undiscounted projected net operating cash flows for each vessel are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days over the remaining estimated life of the vessel net of brokerage commissions, expected outflows for vessel's maintenance and vessel operating expenses. Estimates of daily time charter equivalent for the unfixed days are based on the current FFA rates, for as long as they are available and historical average rates for the period thereafter. Our management's subjective judgment is required in making assumptions that are used in forecasting future operating results used in this method.  Such judgment is based on historical trends as well as future expectations regarding future charter rates, vessel operating expenses and fleet utilization that were applied over the remaining useful life of the vessel, which is assumed to be 25 years from the delivery of the vessel from the shipyard.  Expected expenditures for scheduled vessels' maintenance and vessels' operating expenses are based on our budgeted figures and adjusted annually for inflation rate of 3%. The estimated salvage value of the vessels is $200 per light weight ton. These estimates are consistent with the plans and forecasts used by management to conduct our business.  As a result of this analysis, we determined that the carrying amount of Star Sigma and Star Ypsilon was not recoverable as of December 31, 2011, and an impairment loss of $62.0 million was recognized. This analysis, for each of our vessels as of September 30, 2012, indicated that the carrying amount of the entire supramax fleet and Star Sigma was not recoverable and after comparing the vessel's fair values to their carrying values, an impairment loss amounting to $303.2 million was recognized.

Vessel Acquisitions and Depreciation:  We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and delivery expenditures, including pre-delivery expenses and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering the estimated salvage value. We estimate the useful life to be 25 years from the date of initial delivery from the shipyard (secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life). We estimate the salvage value of our vessels at $200 per light weight ton.

An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation and extending it into later periods.

A decrease in the useful life of the vessel may occur as a result of poor vessel maintenance performed, harsh ocean going and weather conditions the vessel is subjected to, or poor quality of the shipbuilding or yard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted to end at the date such regulations preclude such vessel's further commercial use. Weak freight market rates result in owners scrapping more vessels, and scrapping them earlier in their lives due to the unattractive returns. An increase in the useful life of the vessel may occur as a result of superior vessel maintenance performed, favorable ocean going and weather conditions the vessel is subjected to, superior quality of the shipbuilding or yard, or high freight market rates, which result in owners scrapping the vessels later due to the attractive cash flows.

Fair value of above/below market acquired time charter: We value any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The value of above or below market acquired time charters is determined by comparing existing charter rates in the acquired time charter agreements with the market rates for equivalent time charter agreements prevailing at the time the foregoing vessels are delivered.  Such intangible assets or liabilities are recognized ratably as adjustments to revenues over the remaining term of the assumed time charter.

Due to early time charter terminations the remaining unamortized balances of the intangible assets and liabilities associated with such below or above market acquired time charters where recognized as "Gain on time charter agreement termination" or "Loss on time charter agreement termination" in the consolidated statements of operations for years ended December 31, 2012. Refer to note 6 of our consolidated financial statements.

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

Trade accounts receivable, net:  The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter net of any provision for doubtful debts. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables.

Results of Operations

Year ended December 31, 2012 compared to the year ended December 31, 2011.

Voyage revenues: Voyage revenues for the years ended December 31, 2012 and 2011, were approximately $85.7 million and $106.9 million, respectively.  This decrease is mainly due to lower average TCE rates, a non-U.S. GAAP measure representing time charter equivalent daily cash rates earned from chartering of our vessels. During the year ended December 31, 2012, we earned $15,390 TCE rate per day as compared to $19,989 TCE rate per day for the year ended December 31, 2011, due to the decrease in prevailing charter rates at which our vessels were chartered. Charterhire rates were volatile in 2011 and 2012 and continue to be volatile. During 2011, the BDI went from a low of 1,043 on February 4, 2011 to a high of 2,173 on November 14, 2011. During 2012, the BDI reached a high on January 3, 2012 of 1,624 and fell to a low of 647 on February 3, 2012.  On March 18, 2013, the index was at 899. This decrease is primarily due to increases in vessel supply. In addition, for the year ended December 31, 2012, total voyage revenues decreased by $6.4 million due to the amortization of the fair value of above market acquired time charters compared to a decrease of $2.2 million total voyage revenues due to the amortization of the fair value of above/below market acquired time charters for the year ended December 31, 2011. Additional voyage revenues for the year ended December 31, 2012 were negatively affected by the grounding and the main engine damage of Star Polaris, which resulted in an off-hire period of 191 days and a loss of revenue of $3.1 million.

Voyage expenses: For the years ended December 31, 2012 and 2011, voyage expenses were approximately $19.6 million and $22.4 million, respectively. Consistent with drybulk industry practice, we paid broker commissions ranging from 1.25% to 5.75% of the total daily charterhire rate of each charter to ship brokers associated with the charter, depending on the number of brokers involved with arranging the charter. Voyage expenses also consist of hire paid for chartered-in vessels, port, canal and fuel costs. The expense for chartering-in third party vessels to serve shipments under the Vale COA that was completed in February 2012 amounted to $4.1 million and $18.4 million for the years ended December 31, 2012 and 2011, respectively. Excluding these expenses for chartering-in third party vessels, the increase in voyage expenses is attributable to the increase in bunker and port charges. Bunker and port charges primarily increase in periods during which vessels are employed on voyage charters because these expenses are for the account of the vessels. During the year ended December 31, 2012, our vessels were under seven voyage charter agreements, while during the year ended December 31, 2011 only one of our vessels was under one voyage charter agreement.

Vessel operating expenses: For the years ended December 31, 2012 and 2011, our vessel operating expenses were approximately $27.8 million and $25.2 million, respectively. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. The increase is mainly due to the fact that the average number of vessels that operated during the year ended December 31, 2012, increased to 14.2 compared to 12.3, during the year ended December 31, 2011. However, daily operating expenses, which are calculated by dividing operating expenses by ownerships days for the relevant period, decreased to $5,361 during the year ended December 31, 2012 compared to $5,642 for the year ended December 31, 2011, despite the increase in the average size of the vessels in our fleet by 16%. This decrease is mainly attributable to our efforts to further improve our operational efficiency.

Drydocking expenses: For the year ended December 31, 2012 and 2011, our drydocking expenses were $5.7 million and $3.1 million, respectively. The increase is mainly due to the fact that in 2012, we had three Supramax vessels and one Capesize vessel that underwent their periodic drydocking surveys, while in 2011 we had four Supramax vessels that underwent their periodic drydocking surveys, excluding Star Big which underwent drydocking the same day that the vessel was delivered to us and the respective expenses were capitalized.

Depreciation: We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost of the vessel less its estimated residual value, which is estimated at $200 per lwt, at the date of the vessel's acquisition. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. For the years ended December 31, 2012 and 2011, we recorded vessel depreciation charge of approximately $33.0 million and $50.2 million, respectively. The decrease was primarily due to impairment losses recognized as of December 31, 2011 in connection to our oldest Capesize vessels, which resulted in a reduced net book value for the respective vessels and the sale of Star Ypsilon that took place in March of 2012. An additional reason for reduced depreciation charge is that the net book values of our oldest Capesize vessel Star Sigma and, of the entire fleet of eight Supramax vessels, were further reduced due to impairment losses recognized as of September 30, 2012.

Vessel impairment loss: The Company tests for impairment of its long lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Due to the sustained decline in charter rates and vessel values during the last four years and because market expectations for future rates are low and are unlikely to increase to the high levels of 2008 in the foreseeable future, the Company performed an impairment analysis for all the vessels in its fleet by comparing projected undiscounted cash flows to the carrying values of vessels. As a result of this analysis during the year ended December 31, 2012, we recorded an impairment loss of $303.2 million related to the write down to fair value of the carrying amount of our entire fleet of eight Supramax vessels and of our oldest Capesize vessel Star Sigma. During the year ended December 31, 2011, we recorded an impairment loss of $62.0 million to the book value of the oldest Capesize vessels in our fleet, Star Sigma (built 1991) and Star Ypsilon (built 1991), since the values of these vessels were considered to be non-recoverable.

Gain on time charter agreement termination:  During the year ended December 31, 2012:

i.
Star Sigma was time chartered to Pacific Bulk Shipping Ltd. at a gross daily charter rate of $38,000 per day for the period from March 1, 2009 until October 29, 2013, and was redelivered earlier to us on December 31, 2011. On January 4, 2012, we signed an agreement with the charterer in order to receive an amount of $5.734 million in cash, as compensation for the early redelivery of the respective vessel. The total amount was received in January 2012. In addition to the cash payment, Pacific Bulk supplied us with 1,027 metric tons of fuel, valued at $0.720 million.

During the year ended December 31, 2011:

i.
Star Cosmo with a time charter at a gross daily charter rate of $35,615 for the period from February 10, 2009 until May 1, 2011, was redelivered to us early on February 17, 2011. We recognized a gain for this time charter agreement termination of $0.273 million, which relates to the write-off of the unamortized fair value of below market acquired time charter on vessel redelivery date and a gain amounting to $0.324 million, which represents the deferred revenue from the terminated time charter contract.

ii.
Star Omicron was on time charter at a gross daily charter rate of $43,000 per day for the period from April 22, 2008 until February 22, 2011, and was redelivered earlier to the Company on January 17, 2011. We recognized a gain amounting to $1.21 million representing the cash consideration received from its charterers relating to the early termination of this charter party.

iii.
Star Sigma with a time charter at a gross daily charter rate of $38,000 for the period from March 1, 2009 until October 29, 2013, was redelivered to us early on December 31, 2011.  We recognized a gain amounting to $0.2 million which represents the deferred revenue from the terminated time charter contract.  During the year ended December 31, 2010, we did not record any gain on time charter agreement termination.

Other operational gain: For the year ended December 31, 2012, we recognized a gain of $2.7 million comprising of $2.5 million and $0.2 million regarding the settlement of two commercial claims against Ishhar Overseas, previous charterer of Star Epsilon and Star Kappa and Korea Line Corporation, previous charterer of Star Gamma and Star Cosmo, respectively and a gain of $0.8 million regarding a hull & machinery claim. For the year ended December 31, 2011, we recognized a gain of $9.0 million regarding the settlement in 2011 of a commercial claim against Oldendorff Gmbh & Co. KG of Germany, the former charterer of the vessel Star Beta, and a gain of $0.3 million regarding a hull & machinery claim.

Other operational loss: For the year ended December 31, 2012, we recorded a loss of $1.2 million representing the expense incurred by the Company towards a third party, in connection with the settlement of one of the legal cases, that included in the agreement signed in September 2010. Under the specified agreement, we sold to the third party a 45% interest in the future proceeds related to the recovery of certain of the commercial claims against a consideration of $5,000. During the year ended December 31, 2011, we paid $4.05 million to the third party relating to the settlement of one of the legal claims included in the above mentioned agreement.

Bad debt expense: For the year ended December 31, 2011, we recognized an aggregate provision for bad debts amounting to $3.1 million, which consists of $1.9 million related to unpaid hire from the charterer of two of our vessels, Star Kappa and Star Epsilon and an amount of $0.5 million related to unpaid hire from the charterer of two of our vessels, Star Gamma and Star Cosmo.  In addition, we recognized bad debt expense, amounting to $0.7 million in connection to the settlement, on February 20, 2012, of a commercial claim with the charterer of the vessel Star Beta which qualified as an adjusting subsequent event.

Loss on sale of vessel: For the year ended December 31, 2012, we recorded a loss on sale of vessel of $3.2 million related to the sale of Star Ypsilon.

General and administrative expenses: For the years ended December 31, 2012 and 2011, we incurred general and administrative expenses of approximately $9.3 million and $12.5 million, respectively. For the year ended December 31, 2012, our general and administrative expenses consist of salaries and other related costs of the executive officers and other employees ($5.2 million), office renovation costs and rents, legal, accounting costs and consultancy fees, regulatory compliance costs and other miscellaneous expenses ($2.6 million) and costs related to non-vested stock grants under the equity incentive plan ($1.5 million). For the year ended December 31, 2011, our general and administrative expenses consist of salaries and other related costs of the executive officers and other employees ($7.6 million), office renovation costs and rents, legal, accounting costs and consultancy fees, regulatory compliance costs and other miscellaneous expenses ($3.5 million) and costs related to non-vested stock grants under the equity incentive plan ($1.4 million). The decrease is attributed to the cash severance payment of $2.8 million related to the resignation of Company's former Chief Executive Officer and former Chief Financial Officer that took place in 2011 and an amount of $0.3 million related to expenses for an aborted public offering during the second quarter of 2011 that was not completed.

Interest and finance cost: For the year ended December 31, 2012 and 2011, our interest and finance costs under our term loan facilities totaled approximately $7.8 million and $5.2 million, respectively. This increase is mainly due to higher average outstanding debt during 2012 amounting to $241.9 million compared to $214.3 million for 2011, other than the debt used for the financing of our two newbuilding vessels, the interest of which was capitalized until the delivery of the vessels and due to interest capitalized from the general debt in 2011 of $0.8 million.

Interest and other income: For the years ended December 31, 2012 and 2011, interest income was $0.2 million and $0.7 million, respectively.

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

Drydocking expenses: For the year ended December 31, 2011 and 2010, our drydocking expenses were $3.1 million and $6.6 million, respectively. The decrease is mainly due to the fact that in 2011, we had four Supramax vessels that underwent their periodic drydocking surveys, excluding Star Big which underwent drydocking the same day that the vessel was delivered to us and the respective expenses were capitalized, as compared to 2010 when we had one Capesize vessel and three Supramax vessels that underwent their periodic drydocking survey.

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

Vessel impairment loss: During the year ended December 31, 2011, we recognized an impairment loss of $62.0 million. We test for impairment of its long lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Due to unfavorable market conditions prevailing at the end of the reporting period that led to declining vessel values and charter rates, we performed an impairment analysis for all the vessels in its fleet by comparing undiscounted cash flows to the carrying values of vessels. As a result of this analysis, we recorded an impairment loss to the book value of the oldest Capesize vessels in our fleet, Star Sigma (built 1991) and Star Ypsilon (built 1991), since the values of these vessels were considered to be non-recoverable.

On January 18, 2010, we agreed to sell Star Beta, a vessel from our initial fleet, to a third party for a contracted sales price of $22.0 million.  We delivered this vessel to its new owners on July 7, 2010.  Star Beta was classified as vessel held for sale during the first quarter of 2010 which resulted in an impairment loss of $34.9 million as the vessel was recorded at the lower of its carrying amount or fair value less cost to sell.

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

Other operational loss: During the year ended December 31, 2011, we paid $4.05 million to the third party relating to the settlement of one of the legal claims included in the above mentioned agreement. This amount is presented in "Other operational loss" in our consolidated statements of operations.

Bad debt expense: For the year ended December 31, 2011, we recognized an aggregate provision for bad debts amounting to $3.1 million, which consists of $1.9 million related to unpaid hire from the charterer of two of our vessels, Star Kappa and Star Epsilon, and an amount of $0.5 million related to unpaid hire from the charterer of two of our vessels, Star Gamma and Star Cosmo.  In addition, we recognized bad debt expense, amounting to $0.7 million in connection to the settlement, on February 20, 2012, of a commercial claim with the charterer of the vessel Star Beta which qualifies as an adjusting subsequent event. Bad debt expense for the year ended December 31, 2010 amounting to $2.1 million is related to unpaid hire from a charterer of the vessel Star Alpha that was written off during the year 2010.

General and administrative expenses: For the years ended December 31, 2011 and 2010, we incurred general and administrative expenses of approximately $12.5 million and $15.4 million, respectively. For the year ended December 31, 2011, our general and administrative expenses consist of salaries and other related costs of the executive officers and other employees ($7.6 million), office renovation costs and rents, legal, accounting costs and consultancy fees, regulatory compliance costs and other miscellaneous expenses ($3.5 million) and costs related to non-vested stock grants under the equity incentive plan ($1.4 million).  For the year ended December 31, 2010, our general and administrative expenses include the salaries and other related costs of the executive officers and other employees ($3.7 million), our office renovation costs and rents, legal, accounting costs and consultancy fees, regulatory compliance costs ($5.2 million) and costs related to non-vested stock grants under the equity incentive plan ($6.5 million).The decrease is attributed to the lower incentive plan charge in  2011 compared to 2010 by $5.1 million offset by the cash severance payment of $2.8 million related to the resignation of Company's former Chief Executive Officer and former Chief Financial Officer that took place in 2011, and an amount of $0.3 million related to expenses for an aborted public offering during the second quarter of 2011 that was not completed.

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

Our short-term liquidity requirements relate to servicing our debt, paying of operating costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows and paying cash dividends when permissible. Sources of short-term liquidity include our revenues earned from our charters.

We believe that our current cash balance and our operating cash flows will be sufficient to meet our 2013 liquidity needs, despite that the drybulk charter market has remained at depressed levels throughout 2010, 2011 and 2012 and as of the date here. Our results of operations have been and may in the future be adversely affected if market conditions do not improve.

Our medium- and long-term liquidity requirements include funding the equity portion of any possible investments in additional vessels and repayment of long-term debt balances. Sources of funding for our medium- and long-term liquidity requirements include new loans or equity issuance or vessel sales. As of December 31, 2012, we had outstanding borrowings of $224.1 million. As of March 18, 2013, we had outstanding borrowings of $211.4 million under our loan facilities. If the current conditions in the credit market continue, we may not be able to refinance our existing credit facilities or secure new credit facilities at all or on terms agreeable to us.

We may fund possible growth through our cash balances, operating cash flows, additional long-term borrowing and the issuance of new equity.  Our practice has been to acquire drybulk carriers using a combination of funds from operations and bank debt secured by mortgages on our drybulk carriers. Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk carriers and the selective sale of older drybulk carriers. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms.  As of December 31, 2012, we had no capital commitments to acquire vessels.

As of December 31, 2012, we had cash and cash equivalents of approximately $13.0 million excluding $18.9 million of current and non-current restricted cash due to minimum liquidity covenants, cash collateral requirements contained in our loan agreements.

Under the amended terms of the supplemental loan agreement with HSH on January 7, 2013, we made a prepayment of $6,596,000, of which $3,500,000 was applied against the first tranche of the loan amounting to $48.5 million, the "Supramax Tranche" balloon payment, and $3,096,000 will be applied pro-rata against the eight quarterly repayment installments of the Supramax Tranche starting with the scheduled repayment date in January 2013. We used the pledged amount of $6,504,167, which was held with HSH representing the shortfall between the drawdown amount and the fair value of the collateral vessels on the drawdown date, for the payment amount. Under the amended terms of the loan agreement, we are no longer required to pledge this amount to HSH. In addition, the required minimum liquidity per mortgaged vessel held by HSH was reduced to $200,000 from $400,000, and the released amount of $800,000 was used as a partial prepayment of the Supramax Tranche: 50% to be applied against the balloon payment of the Supramax Tranche and the remaining 50% to be applied pro-rata against the eight quarterly repayment installments of the Supramax Tranche, starting with the scheduled repayment date in January 2013.

Cash Flows

For the year ended December 31, 2012, cash and cash equivalents decreased to $13.0 million, compared to $15.1 million for the year ended December 31, 2011. Our working capital is equal to current assets minus current liabilities, including the current portion of long-term debt.  Our working capital deficit was decreased to $4.5 million for the year ended December 31, 2012, compared to a working capital deficit of $20.8 million for the year ended December 31, 2011.

If our working capital deficit continues to exist, lenders may be unwilling to provide future financing or will provide future financing at significantly increased interest rates, which will negatively affect our earnings, liquidity and capital position.

For the year ended December 31, 2012, current and non-current restricted cash decreased to $18.9 million, compared to $29.7 million as of December 31, 2011. For further information please see Item 5. "Operating and Financial Review and Prospects – Senior Secured Credit Facilities".  We believe that our current cash balance and our operating cash flow will be sufficient to meet our liquidity needs over the next twelve months.

Year ended December 31, 2012 compared to the year ended December 31, 2011

Net Cash Provided By Operating Activities

Net cash provided by operating activities for the years ended December 31, 2012 and 2011, was $19.0 million and $50.6 million, respectively. The decrease in cash provided by operating activities was primarily due to a decrease in cash flows generated by the operation of our fleet due to lower average TCE rates as a result of the decline in the drybulk vessel shipping industry despite an increase in the average number of vessels to 14.2 for the year ended December 31, 2012, from 12.3 for the year ended December 31, 2011. During the year ended December 31, 2012, we earned $15,390 TCE rate per day compared to $19,989 TCE rate per day for the year ended December 31, 2011, mainly due to lower charter rates for most of our vessels as imposed by the market. In accordance with the terms of the charter parties for the vessels operating under time charters, hire is received approximately 15 days in advance, whereas freight voyages are settled during or at the end of the voyage. Collection terms have not changed compared to prior years.  Furthermore, vessel operating expenses increased by approximately 10% for the year ended December 31, 2012 mostly due to operation of a larger fleet. In net cash provided by operating activities  for the year ended December 31, 2012, included an amount $2.7 million representing the payment of the installments due up to the date of this report under the settlement agreements of two commercial claims, and the received amount of  $6.5 million in connection to early redelivery of Star Sigma by its previous charterer. During the year ended December 31, 2011, (i) we received $9.0 million related to a commercial claim, (ii) we paid $4.05 million to a third party based on the agreement to sell the 45% interest in future proceeds of several commercial claims as stated above; and (iii) we paid a severance to our former Chief Executive Officer and our former Chief Financial Officer of $2.3 million and $0.5 million, respectively.

Net Cash Provided By/Used In Investing Activities

Net cash provided by investing activities for the year ended December 31, 2012 was $25.5 million. Net cash used in investing activities for the year ended December 31, 2011 was $122.3 million. For the year ended December 31, 2012 net cash provided by investing activities mainly consisted of (i) net proceeds of $8.0 million from sale of Star Ypsilon, (ii) a net decrease of $10.6 million in restricted cash, (iii) insurance proceeds of $7.0 million, offset by $0.1 million relating to additions to office equipment. Net cash used in investing activities for the year ended December 31, 2011 consisted primarily of (i) $29.3 million related to the acquisition of two secondhand Capesize vessels, Star Big and Star Mega, plus cash consideration of $23.1 million paid for the acquisition of the above market time charters attached to Star Big and Star Mega, (ii) $67.0 million related to the acquisition and delivery of two newbuilding vessels, Star Borealis and Star Polaris; and (iii) a net increase of $4.0 million in restricted cash, offset by insurance proceeds of $1.1 million.

Net Cash Used In/ Provided By Financing Activities

Net cash used in financing activities for the year ended December 31, 2012 was $46.6 million. Net cash provided by financing activities for the year ended December 31, 2011 was $74.0 million. For the year ended December 31, 2012, net cash used in financing activities consisted of (i) loan installment payments of $42.0 million, (ii) cash dividend payments of $3.6 million, (iii) payment of financing fees of $0.1 million, and (iv) payment of $0.9 million for the repurchase of 61,730 shares under the terms of the share re-purchase plan which expired on December 31, 2012. For the year ended December 31, 2011, net cash provided by financing activities consisted of (i) loan installment payments of $101.5 million, (ii) cash dividend payments of $14.4 million, and (iii) financing fees of $1.5 million, offset by loan proceeds of $162.8 million and net proceeds from our underwritten public offering of $28.6 million.

Year ended December 31, 2011 compared to year ended December 31, 2010

Net Cash Provided By Operating Activities

Net cash provided by operating activities for the years ended December 31, 2011 and 2010 was $50.6 million and $87.9 million, respectively. The decrease in cash provided by operating activities was primarily due to a decrease in cash flows generated by the operation of our fleet due to lower average TCE rates as a result of the decline in the drybulk vessel shipping industry, despite an increase in the average number of vessels to 12.26 for the year ended December 31, 2011 from 10.81 for the year ended December 31, 2010. During the year ended December 31, 2011, we earned $19,989 TCE rate per day compared to $26,859 TCE rate per day for the year ended December 31, 2010 mainly due to lower charter rates for most of our vessels as imposed by the market. In accordance with the terms of the charter parties for the vessels operating under time charters, hire is received approximately 15 days in advance, whereas freight voyages are settled during or at the end of the voyage. Collection terms have not changed compared to prior years.  Furthermore, vessel operating expenses increased by approximately 13% for the year ended December 31, 2011 mostly due to operation of a larger fleet. During the year ended December 31, 2010, we received $21.6 million in connection to the settlement of a commercial claim related to the vessel Star Ypsilon and $5.0 million from the sale of a 45% interest in future proceeds related to the settlement of several other commercial claims.  During the year ended December 31, 2011, (i) we received $9.0 million related to a commercial claim, (ii) we paid $4.05 million to a third party based on the agreement to sell the 45% interest in future proceeds of several commercial claims as stated above; and (iii) we paid a severance to our former Chief Executive Officer and our former Chief Financial Officer of $2.3 million and $0.5 million, respectively.

Net Cash Used In Investing Activities

Net cash used in investing activities for the years ended December 31, 2011 and 2010 was $122.3 million and $60.2 million, respectively.  Net cash used in investing activities for the year ended December 31, 2011 consisted primarily of (i) $29.3 million related to the acquisition of two secondhand Capesize vessels, Star Big and Star Mega, plus cash consideration of $23.1 million paid for the acquisition of the above market time charters attached to Star Big and Star Mega; (ii) $67.0 million related to the acquisition and delivery of two newbuilding vessels, Star Borealis and Star Polaris; and (iii) a net increase of $4.0 million in restricted cash, offset by insurance proceeds amounting to $1.1 million.  Net cash used in investing activities for the year ended December 31, 2010 consisted primarily of (i) $44.1 million related to the acquisition of Star Aurora; (ii) an aggregate of $43.5 million relating to yard installment payments for our two newbuilding vessels, offset by a net decrease in restricted cash of $7.0 million, the proceeds from the sale of Star Beta of $20.3 million and insurance proceeds amounting to $0.1 million.

Net Cash Provided By/Used In Financing Activities

Net cash provided by financing activities for the year ended December 31, 2011 was $74.0 million and net cash used in financing activities for the year ended December 31, 2010 was $55.1 million. For the year ended December 31, 2011, net cash provided by financing activities consisted of loan installment payments of $101.5 million, cash dividend payments of $14.4 million, financing fees of $1.5 million, offset by loan proceeds of $162.8 million and net proceeds from our underwritten public offering of $28.6 million. For the year ended December 31, 2010, net cash used in financing activities consisted of loan installment payments of $68.4 million, cash dividend payments of $12.4 million and financing fees of $0.3 million offset by proceeds from the new loan related to the acquisition of Star Aurora of $26.0 million.

Senior Secured Credit Facilities

As of March 18, 2013 and December 31, 2012, we had total indebtedness of $211.4 million and $224.1 million, respectively.

Commerzbank AG Loan Facility dated December 27, 2007, as amended

On December 27, 2007, we entered into a loan agreement with Commerzbank AG, Commerzbank, in the amount of up to $120.0 million to partially finance the acquisition of the secondhand vessels Star Gamma, Star Delta, Star Epsilon, Star Zeta, and Star Theta, which also provide the security for this loan agreement.  Under the terms of this loan facility, the repayment of $120.0 million is over a nine year term and divided into two tranches. The first tranche of up to $50.0 million is repayable in twenty-eight consecutive quarterly installments commencing twenty-seven months after the initial borrowings, but no later than March 31, 2010 as follows: (i) the first four installments amount to $2.25 million each, (ii) the next thirteen installments amount to $1.0 million each, and (iii) the remaining eleven installments amount to $1.3 million each and a final balloon payment of $13.7 million is payable together with the last installment. The second tranche of up to $70.0 million is repayable in twenty-eight consecutive quarterly installments commencing twenty-seven months after draw down, but no later than March 31, 2010 as follows: (i) the first four installments amount to $4.0 million each (ii) the remaining twenty-four installments amount to $1.75 million each and a final balloon payment of $12.0 million is payable together with the last installment. The loan bears interest at LIBOR plus a margin at a minimum of 0.8% per annum to a maximum of 1.25% per annum depending on whether the aggregate drawdown ranges from 60% up to 75% of the aggregate market value of the "initial fleet".

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

On June 10, 2009, we entered into a supplemental agreement with Commerzbank. Under the terms of this agreement during the waiver period from December 31, 2008 to January 31, 2010, the security cover requirement was reduced to 111% from 125%.  In connection with this waiver, as further security for this facility, we agreed to provide a first preferred mortgage on the Star Alpha and a pledge account containing $6.0 million.  During the waiver period LIBOR will be adjusted to the cost of funds, the interest spread was increased to 2%, and the payment of dividends and investments are subject to the prior written consent of the lenders.

On January 27, 2010, we entered into a second supplemental agreement with Commerzbank which was effective as of December 24, 2009. Under the terms of this agreement during the waiver period from February 1, 2010 to June 30, 2010 and from July 1, 2010 to January 31, 2011, the security cover was amended to 111% and 118%, respectively and 135% thereafter. Pursuant to the waiver agreement (i) the bank consented to the sale of the Star Alpha; (ii) we are permitted to pay dividends not exceeding $0.75 per share in each quarter; (iii) the minimum liquidity requirement was reduced from $1.0 million to $0.7 million per vessel (total minimum liquidity of $7.2 million); and (iv) the amount deposited in the pledged account was increased by $1.3 million from $6.0 million to $7.3 million. The interest spread was also maintained to 2.00% per annum for the duration of the waiver period. After the waiver period on January 31, 2011 the minimum liquidity increased from $0.7 million to $1.0 million for each vessel in our fleet and the pledged amount of $7.3 million was released.

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

We subsequently determined that as of September 30, 2012, we were not in compliance with the market value adjusted equity ratio and the minimum asset cover ratio requirements. On December 17, 2012, we agreed to enter into a supplemental loan agreement and agreed to the following amended terms with Commerzbank AG: (i) to defer 60% and 50% of the installments for the years ending December 31, 2013 and 2014, respectively, or the Deferred Amounts, which will be added to the balloon payment, payable upon the expiration of the loan agreement in the fourth quarter of 2016 or in accordance with a cash sweep mechanism (see discussion below); (ii) to reduce the minimum asset cover ratio, which is the ratio of the aggregate market value of the vessels mortgaged as security under this loan agreement to the outstanding loan amount, from 135% to 80% for the period ending December 31, 2013, to 85% for the six month period ending June 30, 2014, to 90% for the six month period ending December 31, 2014, to 110% for the six month period ending June 30, 2015 and thereafter and until the repayment of the loan the asset cover ratio will be set to its initial level of 135%; (iii) to reduce the minimum liquidity requirement to $500,000 per vessel from $1.0 million per vessel until December 31, 2014; (iv) to increase the applicable margin to 3.00% per annum, so long as the Deferred Amounts are outstanding and/or until original terms are complied with; (v) to pay a flat fee of 0.40% of the outstanding loan amount; (vi) to reduce the market value adjusted equity ratio to 15% from 25% for the period ending December 31, 2014; and (vii) to an additional financial covenant requirement, ratio of EBITDA to interest of not less than 1.5:1.0 for the years ending December 31, 2013 and 2014.

This loan supplement is subject to the completion of definitive documentation and the satisfaction of certain conditions set forth below under the heading "Commerzbank AG Loan Facility dated September 3, 2010."

As of March 18, 2013 and December 31, 2012, we had outstanding borrowings of $70.3 million and $71.4 million, respectively, which is the maximum amount of borrowings permitted under this loan facility.  We were in compliance with the amended financial covenants described above as of December 31, 2012.

Commerzbank AG Loan Facility dated September 3, 2010

On September 3, 2010 we entered into a loan agreement with Commerzbank AG in the amount of up to $26.0 million with a term of six years to partially finance the acquisition cost of the secondhand vessel Star Aurora, which was provided as security for this loan agreement.  The loan is payable in twenty-four consecutive quarterly installments of $950,000 commencing three months after the drawdown, and a final balloon payment of $3.2 million payable together with the last installment. The loan bears interest at LIBOR plus a margin of 2.6% per annum.

The loan contains financial covenants, including requirements to maintain: (i) a minimum liquidity of $10.0 million or $1.0 million per vessel, whichever is greater, (ii) the market value adjusted equity ratio shall not be less than 25%, as defined therein, (iii) an actual pledged amount of $ 0.65 million for this vessel that was increased to $1.0 million when the  pledged amount of $7.3 million was released after the waiver period, pursuant to the terms of the second supplemental agreement with Commerzbank signed on January 27, 210 as stated above, and (iv) an aggregate market value of the vessel mortgaged as security under this loan agreement not less than 135% at all times.

We determined that as of September 30, 2012, we were not in compliance with the market value adjusted equity ratio and the minimum asset cover ratio requirements. On December 17, 2012, we agreed to enter into a supplemental loan agreement and agreed to the following amended terms with Commerzbank AG: (i) to defer 60% and 50% of the installments for the years ending December 31, 2013 and 2014, respectively, or the Deferred Amounts, which will be added to the balloon payment payable upon the expiration of the loan agreement in the fourth quarter of 2016 or in accordance with the cash sweep mechanism; (ii) to waive the covenant requiring that Star Aurora be chartered at an acceptable rate until July 31, 2015; (iii) to reduce the pledged minimum liquidity requirement to $750,000 from $1.0 million; (iv) to increase the applicable margin to 3.00% per annum, so long as the Deferred Amounts are outstanding and/or until original terms are complied with; (v) to pay a flat fee of 0.40% of the outstanding loan amount); (vi) to reduce the minimum asset cover ratio, which is the ratio of the aggregate market value of the vessels mortgaged as security under this loan agreement to the outstanding loan amount, from 135% to 80% for the period ending December 31, 2013, to 85% for the six month period ending June 30, 2014, to 90% for the six month period ending December 31, 2014, to 110% for the six month period ending June 30, 2015 and thereafter and until the repayment of the loan the asset cover ratio will be set to its initial level of 135%; (vii) to reduce the market value adjusted equity ratio to 15% from 25% for the period ending December 31, 2014; and (viii) to an additional financial covenant requirement to maintain a ratio of EBITDA to interest of not less than 1.5:1.0 for the years ending December 31, 2013 and 2014.

The proposed amendments to both Commerzbank AG loan facilities are expected to apply, subject to the execution of definite documentation and the satisfaction of the following conditions: (i) a semi-annual cash sweep mechanism to be implemented on all mortgaged vessels on an individual vessel basis, where all earnings of these vessels after operating expenses, dry-docking provision, and general and administrative expenses and debt service, if any, will be used to repay the Deferred Amounts under both loan agreements; (ii) an undertaking by us to refrain from paying dividends as Deferred Amounts are outstanding and/or until original terms are complied with; (iii) an undertaking by us to increase our equity by at least $30 million by December 31, 2013 (which is expected to be used for vessel acquisitions and general corporate purposes); (iv) to increase our vessel management services to cover at least 10 third-party vessels by December 31, 2013; and (v) a prepayment of $2.0 million to be applied pro rata against the balloon payments of the two loan agreements, the prepayment of which was made on December 31, 2012.

As of March 18, 2012 and December 31, 2012, we had outstanding borrowings of $16.7 million and $17.1 million, respectively, which is the maximum amount of borrowings permitted under this loan facility.  We were in compliance with the amended financial covenants described above as of December 31, 2012.

Credit Agricole Corporate and Investment Bank Loan Facility dated January 20, 2011

On January 20, 2011, we entered into a term loan agreement with Credit Agricole Corporate and Investment Bank for up to $70.0 million to partially finance the construction costs of Star Borealis and Star Polaris, which have also been provided as security for this loan agreement. The loan is divided into two tranches.  One tranche relates to Star Borealis and is repayable commencing three months following its delivery in twenty eight consecutive quarterly installments of $0.4854 million plus a final balloon payment, which is payable together with the last installment of $19.558 million.  The other tranche relates to Star Polaris and is repayable commencing three months following the delivery of the respective vessel in twenty eight consecutive quarterly installments of $0.4997 million plus a final balloon payment, which is payable together with the last installment of $20.134 million.  The loan bears interest at LIBOR plus a margin of 2.7% per annum.

The loan agreement contains financial covenants, including requirements to maintain: (i) a minimum liquidity of $10.0 million or $500,000 per fleet vessel, whichever is greater, (ii) the leverage ratio which is the  total indebtedness of the borrower over the market value of all vessels owned shall not be greater than 0.70:1.0, (iii) a pledged amount of $0.5 million per mortgaged vessel, and (iv) the minimum asset cover ratio shall not be less than (a) 120% during the first two years from delivery of each vessel and (b) 125% of the then outstanding borrowings thereafter, unless a mortgaged vessel is subject to an approved charter with an unexpired duration at least 18 months, in which case the relevant percentage shall be 120% for the duration of such approved charter.

We determined that as of September 30, 2012, we were not in compliance with the leverage ratio and the minimum asset cover ratio requirements. On December 14, 2012, we agreed to enter into a supplemental loan agreement and agreed to the following amended terms with Crédit Agricole: (i) to increase the ratio of the total indebtedness of us less liquid funds over the market value of all of our owned vessels to 0.95:1.0 from 0.70:1.0 until March 31, 2014; (ii) to reduce the asset cover ratio, which is the ratio of the aggregate market value of the vessels mortgaged as security under this loan agreement to the outstanding loan amount, to 105% from 120% until March 31, 2014, and thereafter and until the repayment of the loan the asset cover ratio will return to levels as set in the original loan agreement dated January 20, 2011; (iii) to reduce the minimum liquidity requirement to the greater of $7.0 million or $500,00 per vessel from $10.0 million; and (iv) to not pay any dividends until the later of March 31, 2014 and we comply with all of the financial covenants included in the original agreement dated January 20, 2011.  During this period, all surplus earnings of the financed vessels under the specific loan agreement, after operating expenses and debt service, will be held in the lender's account and shall not be distributed to the borrower.

As of March 18, 2013 and December 31, 2012, we had outstanding borrowings of $61.9 million and $62.8 million, respectively, which is the maximum outstanding borrowing permitted under this loan facility.  We were in compliance with the amended financial covenants described above as of December 31, 2012.

ABN AMRO Bank N.V. Loan Facility dated July 21, 2011

On July 21, 2011, we entered into a $31.0 million senior secured credit facility with ABN AMRO Bank N.V. to partially finance the purchase of Star Big and Star Mega.  As of December 31, 2011, the total amount of this loan facility has been drawn down.

Under this facility, our wholly-owned subsidiaries that own Star Big and Star Mega will be the borrowers and Star Bulk Carriers Corp. will be the corporate guarantor.

This facility is repayable in 18 consecutive quarterly installments commencing three months after the initial borrowings. The first 14 installments amount to $1.4 million each, the remaining four installments amount to $625,000 each and a final balloon payment of $8.9 million will be payable together with the last installment. This new senior secured credit facility will bear interest at LIBOR plus a margin of 2.9% per annum.

This facility contains financial covenants and other customary covenants, including requirements that we will maintain: (i) the leverage ratio which is the total liabilities of the borrower less liquid funds  to the aggregate charter free fair market value of the vessels of no greater than 70%, (ii) a ratio of EBITDA to interest expense, of not less than 3.0:1.0, (iii) minimum liquidity of $10.0 million or $750,000 per vessel for each of the vessels in our fleet, whichever is greater, (iv) a minimum market adjusted net worth of not less than $100.0 million, and (v) a maintenance reserve account up to $1.5 million which may only be used for the payment of the dry-docking of the vessel Star Mega, this amount was released in September of 2012 when the respective vessel underwent for dry-docking. This facility also requires the borrowers to maintain an aggregate charter-free fair market value of Star Big and Star Mega of at least 135% of the amount outstanding under the facility until three months prior to the expiration of the existing time charter for Star Mega and 150% thereafter.

Pursuant to this facility, among other things, we are required to charter Star Big and Star Mega to a multinational mining group.  The facility also requires that earnings from these vessels be applied first to amounts due under this facility. In addition, the facility requires the Company's Chairman, including members of his immediate family, to maintain minimum levels of beneficial ownership of our outstanding common shares.

We determined as of December 31, 2011 that the market value of the vessels mortgaged under our $31.0 million loan agreement with ABN AMRO Bank was less than the minimum required security cover, which requires the value of the mortgaged vessel plus any additional security to be at least 135% of outstanding borrowings.  On March 26, 2012, we entered into a supplemental agreement with ABN AMRO Bank (we were committed to this agreement as of January 26, 2012) to amend (i) the minimum required security cover covenant from 135% to 100% and (ii) the leverage ratio to be increased from 70% to 75%. Both amendments cover the period from January 26, 2012 to January 31, 2013.  In addition, the interest margin was increased from 2.9% to 3.4% per annum during this period.

We determined that as of September 30, 2012, we were not in compliance with the leverage ratio, the minimum market adjusted net worth and the minimum asset cover ratio requirements. On January 29, 2013, we agreed to enter into a supplemental loan agreement (we were committed to this agreement as of December  22, 2012) and agreed to the following amended terms with ABN Amro Bank N.V. to: (i) decrease the minimum market adjusted net worth of us and our subsidiaries to $30.0 million from $100.0 million until December 31, 2014; (ii) reduce the minimum liquidity requirement to $500,000 per vessel from 750,000 per vessel until December 31, 2014; (iii) reduce the ratio of EBITDA to interest expense to 1.5:1.0 from 3.0:1.0 for the years ending December 31, 2013 and 2014; (iv) increase the total leverage ratio of us to 110% from 75% until December 31, 2014; and (v) decrease the asset cover ratio, which is the ratio of the aggregate market value of the vessels mortgaged as security under this loan agreement to the outstanding loan amount, to 75% from 100% until December 31, 2014.

These amendments are expected to apply, subject to the satisfaction of the following conditions: (i) an equity increase of $30.0 million by December 31, 2013 (which is expected to be used for vessel acquisitions and general corporate purposes); (ii) if the equity increase is not completed by March 31, 2013, the interest margin will be increased by 0.5%; and (iii) to not pay any dividends until December 31, 2014.

As of March 18, 2013 and December 31, 2012, we had outstanding borrowings of $22.6 million and $24.0 million, respectively, which is the maximum amount of borrowings permitted under this loan facility.  We were in compliance with the amended financial covenants described above as of December 31, 2012.

HSH Nordbank AG Loan Facility dated October 3, 2011

On October 3, 2011, we entered into a $64.5 million secured term loan agreement with HSH Nordbank AG, or HSH, which has up to a five year term and bears interest at LIBOR plus a margin. The borrowings under this new loan agreement, together with $5.3 million of own cash, were used to repay in full the outstanding borrowings under our two loan facilities with Piraeus Bank.

Under this facility, our wholly-owned subsidiaries that own certain of our vessels will be the borrowers and Star Bulk Carriers Corp. will be the corporate guarantor.

This senior secured term loan facility consists of two tranches. The first tranche, the Supramax Tranche, amounts to $48.5 million and is repayable in 20 consecutive installments of $1.250 million each and a final balloon payment of 23.5 million. The second tranche, the Capesize Tranche, amounts to $16.0 million and is repayable in 12 consecutive installments of $1.333 million each. The Supramax Tranche bears interest at LIBOR or cost of funds whichever is greater, plus a margin of 2.75%, and the Capesize Tranche bears interest at LIBOR or cost of funds whichever is greater, plus a margin of 3.00%.

This loan agreement contains financial covenants including requirements that we will maintain: (i) leverage ratio which is the ratio of total liabilities of us to the aggregate charter free fair market value of the vessels of no greater than 75% until December 31, 2013 and 70% thereafter; (ii) a minimum market adjusted net worth of not less than $100.0 million; (iii) a minimum interest coverage ratio of not less than 2.0:1.0; (iv)  a pledged amount of $2.0 million or $0.4 million for each mortgaged vessel under this credit facility, whichever is greater; (v)  minimum liquidity of $10.0 million; (vi) an actual pledged amount of $6.5 million representing the shortfall between the drawdown amount and the fair value of the collateral vessels on the drawdown date; and (vii) an aggregate market value of the vessels mortgaged as security under this loan agreement should not be less than (a) 125% of the then outstanding borrowings until the repayment of Capesize Tranche and (b) 167% of the then outstanding borrowings thereafter.

We determined that as of September 30, 2012, we were not in compliance with the leverage ratio, the minimum market adjusted net worth and the minimum asset cover ratio requirements. On December 21, 2012, we agreed to enter into a supplemental loan agreement and agreed to the following amended terms with HSH:  (i) to defer at least $3.5 million during the period from January 1, 2013 until December 31, 2014; (ii) to prepay an aggregate of $6.6 million (using pledged cash of $6.5 million already held by HSH), of which $3.5 million will be applied against the balloon of Supramax Tranche and $3.1 million will be applied pro-rata against the eight quarterly repayment installments of the Supramax Tranche starting with the scheduled repayment date in January 2013 (the pledged amount is no longer required for this facility following the prepayment that took place on January 7, 2013); (iii) to reduce the required minimum liquidity per mortgaged vessel held by HSH to $200,000 from $400,000 (the newly released amount of $800,000 to be used as a partial prepayment of the Supramax Tranche: 50% to be applied against the balloon of the Supramax Tranche and the remaining 50% to be applied pro-rata against the eight quarterly repayment installments of the Supramax Tranche starting with the scheduled repayment date in January 2013); (iv) to reduce the minimum liquidity from $10.0 million to the greater of $7.0 million or $500,000 per vessel until December 31, 2014; (v) to increase leverage ratio of indebtedness of us over the aggregate fair market value of assets to 90% from 75% until December 31, 2014; (vi) to decrease the minimum market adjusted net worth of us, including our subsidiaries, to $30.0 million from $100.0 million until

December 31, 2014; (vii) to reduce the asset cover ratio, which is the ratio of the aggregate market value of the vessels mortgaged as security under this loan agreement to the outstanding loan amount, to 100% until December 31, 2012, to 110% from January 1, 2013 until December 31, 2013, and thereafter and until the repayment of the loan the asset cover ratio will return to the initial level of 125%; (viii) to increase the interest which is currently at LIBOR plus a margin of 3.00% and 2.75% for the Capesize and the Supramax Tranche, respectively, to 3.50% for both tranches, from January 1, 2013 until December 31, 2014 (in the case that an event of default and/or covenant breach, has occurred, the increased margin will apply until the breach is remedied); and (ix) to waive the aggregated market value covenant, which requires the vessels mortgaged under this loan to maintain a value of 167% of the outstanding borrowings, upon the repayment of the Capesize Tranche, until and including December 31, 2013.

These amendments are expected to apply, subject to the execution of definitive documentation and the satisfaction of the following conditions: (i) a semi-annual cash sweep mechanism to be implemented effective from June 30, 2013 on all mortgaged vessels on an individual vessel basis, where all earnings of these vessels after operating expenses, dry docking provisions, general and administrative expenses and debt service, if any, will be used as applied to the ballon payment of the Supramax Tranche; (ii) in the event of the sale of Star Sigma during the calendar years 2013-2014, all proceeds from such sale will be used to repay the Capesize Tranche, while the remaining amount will be applied pro-rata against the remaining quarterly repayment installments of the Supramax Tranche until December 31, 2014; (iii) an undertaking by us and our subsidiaries to  not pay any dividends until December 31, 2014, or later in case of a covenant breach; (iv) an equity increase of a minimum of $20.0 million (to be used solely for new vessel acquisitions) by December 31, 2013; and (v) payment of a one- time processing fee of $12,000.

As of March 18, 2013 and December 31, 2012, we had outstanding borrowings of $39.9 million and $48.8 million, respectively, which is the maximum amount of borrowings permitted under this loan facility. We were in compliance with the amended financial covenants described above as of December 31, 2012.

Under our credit facilities, we have pledged the shares of our vessel owning subsidiaries that serve as security for those credit facilities, as follows: (i) a first priority pledge of the shares of Star Gamma LLC, Star Delta LLC, Star Epsilon LLC, Star Zeta LLC and Star Theta LLC with respect to our term loan facility Commerzbank AG dated December 27, 2007, (ii) a first priority pledge of the shares of Star Aurora LLC and a second priority pledge of shares of Star Delta LLC, Star Epsilon LLC, Star Gamma LLC, Star Theta LLC and Star Zeta LLC with respect to our term loan facility with Commerzbank AG dated September 3, 2010, (iii) a first priority pledge of the shares of Star Borealis LLC and Star Polaris LLC with respect to our term loan facility with Credit Agricole Corporate and Investment Bank dated January 20, 2011, and (iv) a first priority pledge of the shares of Star Big LLC and Star Mega LLC with respect to our term loan facility with ABN AMRO Bank N.V dated July 21, 2011.These subsidiaries are subject to certain restrictions under our credit facilities, including among others, restrictions on the transfer of such subsidiary's property.

Dividend Payments

Our dividend payments for 2012 were as follows: (i) we declared a dividend of $0.225 per outstanding share of our common stock for the three months ending December 31, 2011 that was paid on March 2, 2012 to shareholders of record as of February 28, 2012; (ii) we declared a dividend of $0.225 per outstanding share of our common stock for the three months ending March 31, 2012 that was paid on June 19, 2012 to shareholders of record as of June 13, 2012; and (iii) we declared a dividend of $0.225 per outstanding share of our common stock for the three months ending June 30, 2012 that was paid on September 14, 2012 to shareholders of record as of September 10, 2012.

C.	Research and Development, Patents and Licenses

Not Applicable.

D.	Trend Information

Please see Item 5.A, "Operating Results – Factors Affecting Our Results of Operations."

E.	Off-balance Sheet Arrangements

As of the date of this annual report, we do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

In thousands of Dollars	Payments due by period
Obligations	Total	Less than 1 year -2013	1-3 years (2014- 2015)	3-5 years (2016- 2017)	More than 5 years (After January 1, 2018)
Principal Loan Payments	224,114	28,766	51,515	100,686	43,147
Interest payments (1)	24,512	7,036	11,400	5,144	932
Operating lease obligation (2)	435	40	79	79	237
Total

(1)
Amounts shown reflect interest payments we expect to make with respect to our long term debt obligations. The interest payments reflect an assumed LIBOR based applicable rate 0.31% (the three month LIBOR rate as of December 31, 2012) plus the relevant margin of the applicable credit facility.

(2)
On January 1, 2012, Starbulk S.A, entered into a one year lease agreement for office space with Combine Ltd., a company controlled by one of the Company's directors, Mrs. Milena – Maria Pappas and by Mr. Alexandros Pappas, children of the Company's Chairman Mr. Petros Pappas. The lease agreement provided for a monthly rental of €2,500 (or $ 3,297).  The agreement was silently renewed and unless terminated by other one of the two parties, it will expire in eleven years.

On June 2, 2011 Star Bulk Mangement Inc, entered into a 12-year lease agreement for office space with a third party, with a monthly rent payments of €650 ($857).

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In Item 5.A, "Critical Accounting Policies – Impairment of long-lived assets", we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes.  As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value. Even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts, except for the carrying values of our entire Supramax fleet and Star Sigma, which was considered to be non-recoverable. The applicable vessels are the oldest vessels in our fleet and near to the end of their useful lives. As a result, an impairment charge of $303.2 million was recognized under "Vessel Impairment loss" in the accompanying consolidated statements of operations. The table set forth below indicates: (i) the carrying value of each of our vessels as of December 31, 2012, (ii) the market value of each of our vessels as of December 31, 2012, (iii) which of our vessels we believe has a basic market value below its carrying value, and (iv) the difference between carrying value and market value represented by each vessel.  This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold all of such vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels, where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•
vessel sale prices and values of which we are aware through both formal and informal communications with ship owners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

			Carrying Value as of December 31, 2012		Market Value as of December 31, 2012	Difference between the Carrying Value and the Market Value as of December 31, 2012
Vessel Name	Size (dwt.)	Year Acquired	(in millions of U.S. dollars)		(in millions of U.S. dollars)	(in millions of U.S. dollars)
Star Aurora	171,199	2010	37.8	*	17.8	20.0
Star Big	168,404	2011	13.9	*	11.3	2.6
Star Borealis	179,678	2011	52.6	*	38.0	14.6
Star Mega	170,631	2011	12.1	*	10.8	1.3
Star Polaris	179,546	2011	53.2	*	38.0	15.2
Star Sigma	184,403	2008	8.7	**	10.0	(1.3)
Star Cosmo	52,247	2008	13.8	**	15.2	(1.4)
Star Delta	52,434	2008	11.8	**	12.3	(0.5)
Star Epsilon	52,402	2007	12.8	**	13.3	(0.5)
Star Gamma	53,098	2008	13.8	**	14.3	(0.5)
Star Kappa	52,055	2007	13.3	**	13.3	0.0
Star Omicron	53,489	2008	17.5	(*)(**)	16.7	0.8
Star Theta	52,425	2007	14.8	**	14.9	(0.1)
Star Zeta	52,994	2008	15.1	**	15.1	0.0

Total	1,475,005		291.2		241.0	50.2

*
Indicates drybulk carriers that we estimate have a lower basic charter-free market value than the vessel's carrying value.  We estimate that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $50.2 million.

**
Indicates drybulk carriers for which we have adjusted book values, during the year 2012, to be in line with the charter-free market value, which resulted in a recognized impairment loss of $303.2 million.

We believe that if the vessels were sold with those time charters attached, we would receive a premium for those vessels over their basic market value.

We refer you to the risk factor entitled "The market values of our vessels have declined and may further decline, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities and/or we may incur a loss if we sell vessels following a decline in their market value" and the discussion herein under the headings "Critical Accounting Policies – Impairment of long-lived assets" and "Results of Our Operations – Year ended December 31, 2012 compared to the year ended December 31, 2011 – Vessel Impairment Loss".

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

At the 2012 annual general meeting in September 2012, Mr. Koert Erhardt and Mrs. Milena-Maria Pappas were re-elected Class B directors.

Name	Age	Position
Spyros Capralos	58	Chief Executive Officer, President and Class C Director
Simos Spyrou	38	Chief Financial Officer
Zenon Kleopas	58	Chief Operating Officer
Petros Pappas	60	Chairman and Class A Director
Tom Softeland	51	Class A Director
Koert Erhardt	55	Class B Director
Milena Maria Pappas	29	Class B Director

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

Zenon Kleopas serves as our Chief Operating Officer.  Mr. Kleopas joined us in July 2011 and has over 30 years of experience in the shipping industry. He was actively involved in the acquisition of our initial fleet in 2007 and 2008. He has extensive experience in ship operations and supervising ship management through his continuous employment in Shipping Companies in the U.K. and Greece since 1980. Mr. Kleopas has worked for various shipping companies, including Victoria Steamship Co Ltd. (London), Marship Corporation (renamed Marship Services Inc), Astron Maritime SA, Combine Marine Inc. and Oceanbulk Maritime SA. Before joining us, Mr. Kleopas was the general manager of Combine Marine Inc. and the managing director of Oceanbulk Maritime SA. Mr. Kleopas received a B.Sc. degree in 1978 and a M.Sc. degree in 1980 from Glasgow University, both in Naval Architecture & Ocean Engineering. He is a member of the Technical Chamber of Greece, the Royal Institution of Naval Architects (UK), the Marine Technical Managers' Association of Greece and the Hellenic Technical Committee of classification society RINA.

Petros Pappas serves and has served since our inception as our non-executive Chairman of the board of directors. He served as a member of Star Maritime's board of directors since its inception. Throughout his career as a principal and manager in the shipping industry, Mr. Pappas has been involved in over 120 vessel acquisitions and disposals. In 1989, he founded Oceanbulk Maritime S.A., a dry cargo shipping company that has operated managed vessels aggregating as much as 1.6 million deadweight tons of cargo capacity. He also founded the Oceanbulk Group of affiliated companies, which are involved in the service sectors of the shipping industry. Additionally, Mr. Pappas ranked among the top 25 Greek ship owners (by number of ocean going vessels) as evaluated by the U.S. Department of Commerce's 2004 report on the Greek shipping industry. Mr. Pappas has been a Director of the UK Defense Club, a leading insurance provider of legal defense services in the shipping industry worldwide, since January 2002, and is a member of the Union of Greek Ship owners (UGS). Mr. Pappas received his B.A. in Economics and his MBA from The University of Michigan, Ann Arbor.

       Tom Søfteland serves and has served since our inception as a member of our board of directors and as chairman of the audit committee. He served as a member of Star Maritime's board of directors since its inception. During 1982 – 1990 he served in different positions within Odfjell Chemical Tankers, including operations, chartering and project activities. In August 1990 he joined the shipping department of IS Bank ASA and in 1992 he became the general manager of the shipping, oil & offshore department. As from 1994 he was promoted to Deputy CEO of the bank. During the fourth quarter of 1996, Mr.Søfteland founded Capital Partners A.S. of Bergen, Norway, a financial services firm which specialized in shipping, oil & off-shore finance, investment bank and asset management services. He held the position as CEO until he resigned in June of 2007.As from second half of 2007 and until today, Mr. Søfteland runs his own investment company Styled Spinnaker AS based in Norway. He has also joined several private and public companies both shipping and non shipping, based in London, New York, Bergen, Athens and Singapore, as an investor, chairman or director such as EGD Holding AS, SeaSeaShipping Ltd, Tailwind Group and Stream Tankers AS. Mr. Søfteland received his B.Sc. in Economics from the Norwegian School of Business and Administration (NHH).

Koert Erhardt serves and has served since our inception as a member of our Board. He is currently the Managing Director of Augustea Bunge Maritime Ltd. of Malta. From September 2004 to December 2004, he served as the Chief Executive Officer and a member of the Board of CC Maritime S.A.M., an affiliate of the Coeclerici Group, an international conglomerate whose businesses include shipping and transoceanic transportation of drybulk materials. From 1998 to September 2004, he served as General Manager of Coeclerici Armatori S.p.A. and Coeclerici Logistics S.p.A., affiliates of the Coeclerici Group, where he created a shipping pool that commercially managed over 130 vessels with a carrying volume of 72 million tons and developed the use of the Freight Forward Agreement trading, which acts as a financial hedging mechanism for the pool. From 1994 to 1998, he served as the General Manager of Bulk Italia, a prominent shipping company which at the time owned and operated over 40 vessels. From 1990 to 1994, Mr. Erhardt served in various positions with Bulk Italia. From 1988 to 1990, he was the Managing Director and Chief Operating Officer of Nedlloyd Drybulk, the drybulk arm of the Nedlloyd Group, an international conglomerate whose interests include container ship liner services, tankers, oil drilling rigs and ship brokering. Mr. Erhardt received his Diploma in Maritime Economics and Logistics from Hogere Havenen Vervoersschool (now Erasmus University), Rotterdam, and successfully completed the International Executive Program at INSEAD, Fontainebleau, France. Mr. Erhardt has also studied at the London School of Foreign Trade.

Milena- Maria Pappas serves and has served since October 1, 2009 as a member of our Board.  Milena Maria Pappas is the daughter of the Chairman of the Board, Mr. Petros Pappas.  She has worked in the commercial department of Oceanbulk Maritime S.A. since 2007. In the past, Ms. Pappas has been employed as a chartering broker and consultant in the commercial department of Interchart Shipping Inc., a company that was affiliated with Oceanbulk Maritime S.A. From 2006 until the end of 2007, Ms. Pappas was employed at Oceanbulk, in the finance department. In 2004 and 2005, she trained at Merrill Lynch in the private wealth department and thereafter at the Coeclerici Group in the risk management department. In2004, while at Merrill Lynch, she assisted in founding the "Women's Milestones" program. In 2005, Ms. Pappas graduated from Cornell University, N.Y. and in 2007 she received a Master of Science in Shipping, Trade and Finance degree from Cass University, London."

B.	Compensation of Directors and Senior Management

For the year ended December 31, 2012, aggregate compensation to our senior management was $453,297.  Non-employee directors of Star Bulk receive an annual cash retainer of $15,000, plus a fee of $1,000 for each board and committee meeting attended, including meetings attended telephonically. The chairman of the audit committee receives an additional $7,500 per year and each chairman of our other standing committees will receive an additional $5,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. We do not have a retirement plan for our officers or directors.  The table below summarizes the fees of the board of directors for the year ended December 31, 2012.

In Dollars
Petros Pappas	19,000
Tom Softeland	32,500
Peter Espig	14,230
Koert Erhardt	35,000
Milena Pappas	19,000
Prokopios Tsirigakis*	4,730
124,460

*	Mr. Prokopios Tsirigakis resigned from our Board of Directors effective as of March, 31, 2012.

**	The term of Class B director, Mr. Peter Espig, expired at the 2012 Annual Meeting of Shareholders that was held on September 7, 2012.

Equity Incentive Plan

On August 31, 2011, we adopted an equity incentive plan, which we refer to as the 2011 Equity Incentive Plan, under which officers, key employees, directors and consultants of the Company and its subsidiaries will be eligible to receive options to acquire shares of common stock, stock appreciation rights, restricted stock and other stock-based or stock-denominated awards. We reserved a total of 133,333 common shares for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan. The purpose of the 2011 Equity Incentive Plan is to encourage ownership of common shares by, and to assist us in attracting, retaining and providing incentives to, its officers, key employees, directors and consultants whose contributions to us are or will be important to our success and to align the interests of such persons with our stockholders. The various types of incentive awards that may be issued under the 2011 Equity Incentive Plan will enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business. The plan is administered by our compensation committee, or such other committee of our board of directors as may be designated by the board to administer the plan. The plan permits grants of options to purchase common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted stock.

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

The plan administrator may grant common shares of restricted stock and awards of restricted stock units subject to vesting and forfeiture provisions and other terms and conditions as determined by the plan administrator. Upon the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of restricted stock units that then vest multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of restricted stock units.

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

In 2007 and 2010, we adopted the 2007 Equity Incentive Plan and the 2010 Equity Incentive Plan, respectively, and reserved for issuance 133,333 common shares under each plan.  The terms and conditions of the 2007 and 2010 Equity Incentive Plans are substantially similar to those of the 2011 Equity Incentive Plan.  All of the common shares that were reserved for issuance under the 2007 Equity Incentive Plan were issued and those grants remain in full force and effect.

Pursuant to the 2007, 2010 and 2011 Equity Incentive Plans, we have issued the following securities:

•
On December 3, 2007, 6,000 restricted non-vested common shares to Prokopios (Akis) Tsirigakis, our former President and Chief Executive Officer, subject to applicable vesting of 2,000 common shares on each of July 1, 2008, 2009 and 2010;

•
On December 3, 2007, 5,000 restricted non-vested common shares to George Syllantavos, our former Chief Financial Officer, subject to applicable vesting of 1,666 common shares on each of July 1, 2008, 2009 and 2010;

•	On March 31, 2008, 10,000 restricted non-vested common shares to Peter Espig, our former Director, subject to applicable vesting of 5,000 common shares on each of April 1, 2008 and 2009;

•
On December 5, 2008, an aggregate of 8,667 restricted non-vested common shares to all of our employees and an aggregate of 62,667 non-vested restricted common shares to the members of our board of directors.  All of these shares vested on January 31, 2009;

•
On February 4, 2010, an aggregate of 7,707 restricted non-vested common shares to all of our employees subject to applicable vesting of 4,624 common shares on June 30, 2010 and 3,083 common shares on June 30, 2011;

•
On February 24, 2010, an aggregate of 65,333 restricted non-vested common shares to the members of our board of directors subject to applicable vesting of 32,667 common shares on each of June 30 and September 30, 2010;

•
On October 20, 2010, an aggregate of 71,333 restricted non-vested common shares to the members of our board of directors and 9,333 restricted non-vested common shares to all of our employees.  All of these shares vested on December 31, 2010 and

•
On May 18, 2011, an aggregate of 16,533 restricted non-vested common shares to Mr. George Syllantavos, our former Chief Financial Officer pursuant to an agreement dated May 12, 2011 covering the terms of his severance. All of these shares vested on August 31, 2011.

•	On April 6, 2012, an aggregate of 5,333 vested restricted common shares to George Syllantavos, upon his resignation from our board of directors on August 31, 2011.

•	On April 20, 2012, an aggregate of 90,667 restricted common shares, which vested on March 30, 2012, to certain directors, officers, employees of the Company and its subsidiaries; and

•
On April 20, 2012, the first installment of 9,333 restricted common shares, to Mr. Spyros Capralos, our Chief Executive Officer, pursuant to the terms of his consulting agreement effective as of February 7, 2011. These shares vested on February 7, 2012.

We plan to issue the second and the third installments of 9,333 common shares respectively, by the end of April 2013 and February 2014, respectively, to Mr. Spyros Capralos, our Chief Executive Officer, pursuant to the terms of his consulting agreement effective February 7, 2011, provided he is employed by the Company at the time the common shares are issued.

As of the date of this annual report, 32,093 common shares were available for issuance under the 2011 Equity Incentive Plan.

C.	Board Practices

Our board of directors is divided into three classes with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The initial term of our board of directors is as follows:

•	The term of the Company's Class A directors expires in 2014;

•	The term of Class B directors expires in 2015; and

•	The term of Class C director expires in 2013.

Employment and Consultancy Agreements

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

Star Bulk Management entered into a consulting agreement with a company owned and controlled by Mr. Kleopas in July 2011. This agreement has an indefinite term and each party may terminate the agreement giving one month's notice. Under the consulting agreement, the company controlled by Mr. Kleopas is entitled to receive an annual consulting fee.

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

Our Audit Committee consists of Mr. Koert Erhardt and Mr. Tom Softeland, who is the chairman of the committee. Our Compensation Committee consists of Mr. Tom Softeland, Mr. Spyros Capralos and Mr. Koert Erhardt, who is the chairman of the committee. Our Nominating Committee consists of Mr. Tom Softeland and Mr. Koert Erhardt, who is the chairman of the committee.

D.	Employees

As of December 31, 2012 and March 18, 2013 we had fifty-five employees, including our Chief Executive Officer and Chief Financial Officer, of which fifty-three employees were engaged in the day to day management of the vessels in our fleet.

E.	Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see Item 7 "Major Shareholders and Related Party Transactions."

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table presents certain information as of March 18, 2013 regarding the ownership of our common shares with respect to each shareholder, who we know to beneficially own more than five percent of our outstanding common shares, and our directors.

	Shares of common stock
Beneficial Owner	Amount (1)	Percentage (1)
Harsha Gowda (2)	293,349	5.43%
Milena Maria Pappas (3)	220,575	4.08%
Koert Erhardt	53,947	*
Tom Softeland	37,675	*
All other directors and executive officers	*	*

(1)	Percentage amounts based on 5,400,810 common shares outstanding as of December 31, 2012.

(2)	Based on information obtained in a schedule 13G filed with the commission on December 13, 2012.

(3)
On July 31, 2012, Mr. Petros Pappas, Chairman of the board of directors of the Company, transferred all of the common shares of the Company that he beneficially owned to his two children for estate planning purposes. Mrs. Milena - Maria Pappas, a Class B director of the Company and the daughter of Mr. Petros Pappas, and Mr. Alexandros Pappas, the son of Mr. Petros Pappas, each received 200,575 restricted common shares representing approximately 3.7% of the Company's outstanding common shares.

*	Less than 1%.

Our major shareholders have the same voting rights as our other shareholders.  No corporation or foreign government owns more than 50% of our outstanding common shares.  We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Star Bulk.

As of March 18, 2013, 5,400,810 of our outstanding common shares were held in the United States by 28 holders of record, including Cede & Co., the nominee for the Depository Trust Company, which held 4,166,310 of those shares.

B.	Related Party Transactions

Oceanbulk Maritime, S.A., a related party, has paid for certain expenses on behalf of Star Maritime. Oceanbulk, a ship management company of drybulk vessels, is controlled by our director Mrs. Milena-Maria Pappas. We also paid to Oceanbulk a brokerage commission in the amount of $660,000 in connection with the sale of Star Beta in 2010.  As of December 31, 2010 we did not have an outstanding receivable balance with Oceanbulk Maritime, S.A.

During 2011, we reimbursed Oceanbulk Maritime S.A. for $148,391 of expenses related to the renovation of our new office that Oceanbulk Maritime S.A. paid on behalf of us. As of December 31, 2011, we had an outstanding payable balance of $8,275 with Oceanbulk Maritime, S.A.

During 2012, we paid to Oceanbulk a brokerage commission of $91,264 regarding the sale of the vessel Star Ypsilon. As of December 31, 2012 we did not have an outstanding receivable balance with Oceanbulk Maritime, S.A.

Interchart Shipping Inc. or Interchart, a company that was affiliated with Oceanbulk, acts as a chartering broker for all of the Company's vessels.  As of December 31, 2012, and2011, Star Bulk had an outstanding liability of $99,854, and $260,106 respectively, to Interchart.  During the years ended December 31, 2012, 2011 and 2010, the brokerage commission on charter revenue charged by Interchart amounted $1,133,829, $1,236,812 and $1,539,898 respectively, and is included in "Voyage expenses" in the consolidated statements of operations.

On July 10, 2007, we entered into separate employment agreements with each of Mr. Tsirigakis and Mr. Syllantavos to employ them as our Chief Executive Officer and President, and our Chief Financial Officer and Secretary, respectively. Each of these agreements had a term of three years unless terminated earlier in accordance with their respective terms. Each of these agreements provided for an annual salary and additional incentive compensation as determined annually by the compensation committee of our board of directors.  The aggregate related expenses for 2012, 2011 and 2010 were $0, $62,877 and $199,500, respectively, and are included in general and administrative expenses in the consolidated statement of operations.

On October 3, 2007, we also entered into separate consulting agreements with companies owned and controlled by our former Chief Executive Officer and former Chief Financial Officer respectively. Each of these agreements has a term of three years unless terminated earlier in accordance with the terms of such agreements. Under the consulting agreements, each company controlled by Messrs. Tsirigakis and Syllantavos received an annual consulting fee. Messrs. Tsirigakis and Syllantavos received incentive compensation as determined annually by the compensation committee of our board of directors.  The aggregate related expenses for 2012, 2011 and 2010, were $0, $337,241 and $874,001, respectively, and are included in general and administrative expenses in the consolidated statement of operations.

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

Effective February 7, 2011, we entered into an employment agreement with Mr. Capralos to employ him as our Chief Executive Officer and President. This agreement has a term of three years unless terminated earlier in accordance with its terms. Under the employment agreement, Mr. Capralos is entitled to receive an annual salary and additional incentive compensation as determined annually by the compensation committee of our board of directors. The related expenses for 2012 and 2011 were $105,496 and $93,686, respectively, and are included in general and administrative expenses in the consolidated statement of operations.

Effective February 7, 2011, we also entered into a separate consulting agreement with a company owned and controlled by Mr. Capralos, for work performed by him outside of Greece. This agreement has a term of three years unless terminated earlier in accordance with its terms. Under the consulting agreement, the company controlled by Mr. Capralos is entitled to receive an annual consulting fee. Mr. Capralos will also receive additional incentive compensation as determined by the compensation committee of our board of directors. The related expenses for 2012 and 2011 were $229,532 and $224,941, respectively, and are included in general and administrative expenses in the consolidated statement of operations.

Mr. Capralos is also subject to non-competition and non-solicitation covenants during the term of his employment and consultancy agreements and for a period of three months following termination for any reason.

On May 2, 2011, Star Bulk Management Inc. entered into an employment agreement with Mr. Simos Spyrou, our Chief Financial Officer. On the same date, we also entered into a separate consulting agreement with a company owned and controlled by Mr. Spyrou for work performed by him outside of Greece. Each of these agreements has a term of three years. Under the employment agreement, Mr. Spyrou receives an annual base salary that may increase based on annual review by the compensation committee of our board of directors and the related expenses for 2012 and 2011 were $92,309 and $61,465, respectively, and are included in general and administrative expenses in the consolidated statement of operations. . Under the consulting agreement, the company controlled by Mr. Spyrou receives an annual consulting fee and additional incentive compensation as determined annually by the compensation committee of our board of directors and the related expenses for 2012 and 2011 were $72,219 and $52,135, respectively, and are included in general and administrative expenses in the consolidated statement of operations.

On May 12, 2011, we entered into an agreement with Barrington Corporation, or Barrington, a Marshall Islands company minority owned by family members of our Chairman, Mr. Petros Pappas, to acquire a 1994-built Capesize vessel, Star Mega (formerly the Megalodon) along with its long-term time charter, for an aggregate purchase price of $23.7 million. On the same date, we also entered into an agreement with Donatus Marine Inc., or Donatus Marine, a Marshall Islands company minority owned by family members of our Chairman, to acquire a 1996-built Capesize vessel, Star Big (formerly the Big Fish) along with its long-term time charter, for an aggregate purchase price of $27.8 million. Star Big, which was delivered to us on July 25, 2011, and Star Mega, which was delivered to us on August 16, 2011, continued their employment under long-term time charters with a multinational mining group. Pursuant to our agreements with the sellers of these vessels, we received a daily rate of $17,625 with respect to Star Big and $17,153 with respect to Star Mega during the period from July 1, 2011, until each respective vessel was delivered to us. In lieu of receiving these payments aggregate amounts accrued over this period were deducted from the aggregate purchase price of each vessel paid by us.

On May 12, 2011, we entered into an agreement with our former Chief Financial Officer, Mr. George Syllantavos, relating to his employment with us. Pursuant to that agreement, Mr. Syllantavos received a severance payment from us of €320,000 (or $462,829) in cash and 21,866 restricted common shares pursuant to the terms and subject to the conditions of his employment and consultancy agreements with us. Mr. Syllantavos resigned as our Chief Financial Officer and from our board of directors effective as of August 31, 2011, at which time we were required to pay the cash amounts described above.

On July 1, 2011, the Company entered into a consulting agreement with a company owned and controlled by the Company's new Chief Operating Officer. This agreement has an indefinite term and each party may terminate the agreement giving one month's notice. Under this agreement the Company will pay the new Chief Operating Officer a base fee at an annual rate of not less €117,519 (approx. $154,972). The related expenses for 2012 and 2011 were $151,546 and $81,876, respectively, and are included in general and administrative expenses in the consolidated statement of operations.

On July 4, 2011, Starbulk S.A., our in house vessel manager, entered into a 12-year lease agreement for office space with Combine Marine Inc., a company that was controlled by one of our directors, Mrs. Milena- Maria Pappas and by Mr. Alexandros Pappas, children of our Chairman Mr. Petros Pappas., with monthly rent payments of €5,000 (approx. $6,593). This lease agreement was mutually terminated without Star Bulk paying any compensation. For the year ended December 31, 2011, the related expenses were $47,979 and the outstanding payable balance to Combine Marine Inc. as of December 31, 2011 was $26,589.

On January 1, 2012, Starbulk S.A. entered into a one year lease agreement for office space with Combine Ltd., a company controlled by one of our directors, Mrs. Milena – Maria Pappas and by Mr. Alexandros Pappas, children of our Chairman Mr. Petros Pappas. The lease agreement provided for a monthly rental of €2,500 (or $3,297). The related expense for the rent for the year ended December 31, 2012 was $39,547 and is included under "General and administrative expenses" in the accompanying consolidated statements of operations. As of December 31, 2012, the Company had no outstanding payable balance with Combine Marine Ltd.

On September 27, 2012, Star Bulk S.A. entered into an agreement with Maiden Voyage LLC, a Marshall Islands company, for the commercial and technical management of the Maiden Voyage, a 2012 built Supramax dry bulk carrier. Pursuant to the terms of this management agreement, we will receive a fixed management fee of $750 per day beginning on September 28, 2012 and until two months after the termination by either party upon written notice. This vessel will be managed under the same strategy as the other vessels in our fleet.  Maiden Voyage LLC is owned and controlled by Oceanbulk Carriers LLC, a company minority owned by our directors, Mrs. Milena-Maria Pappas. The related income for the year ended December 31, 2012, including reimbursement of predelivery expenses incurred by us, was $128,050 and is included under "Management fee income" in the accompanying consolidated statements of operations. As of December 31, 2012 the Company had an outstanding payable balance of $40,470 with Maiden Voyage LLC.

On October 18, 2012, Star Bulk S.A. entered into an agreement with OOCAPE1 Holdings LLC, a Marshall Islands company, for the commercial and technical management of Obelix, a 2011 built Capesize dry bulk carrier. Pursuant to the terms of this management agreement, we will receive a fixed management fee of $750 per day beginning on October 19, 2012 and until two months after termination by either party upon written notice. This vessel will be managed under the same strategy as the other vessels in our fleet.  OOCAPE1 Holdings LLC is owned and controlled by Oceanbulk Carriers LLC, a company minority owned by our director, Mrs. Milena-Maria Pappas. The related income for the year ended December 31, 2012, including reimbursement of predelivery expenses incurred by us, was $75,700 and is included under "Management fee income" in the accompanying consolidated statements of operations. As of December 31, 2012 the Company had an outstanding receivable balance of $147,057 with Maiden Voyage LLC.

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

See Item 18. "Financial Statements."

Legal Proceedings

We commenced arbitration proceedings against Ishhar Overseas FZE of Dubai, or Ishhar, for repudiatory breach of the charterparties due to the nonpayment of charterhires related to Star Epsilon and Star Kappa.  Both we and Ishhar have appointed arbitrators and we have filed claim submissions against the Ishhar.  Additional arbitration proceedings have been commenced against the parent company of Ishhar, Bhatia International Limited, Bhatia, on the grounds that Ishhar acted as an agent for the undisclosed principal Bhatia.  In December 2010, we arrested Harkripa, a vessel owned by Bhatia, in South Africa on an associate ship basis as security for the claim related to Star Epsilon described above. Harkripa was voluntarily released by us in November 2011 following commencement of settlement discussions. A conditional settlement agreement was signed on September 5, 2012, under which we will receive a cash payment of $5.0 million in 17 monthly installments, the first installment was received upon the execution of the settlement agreement and the next sixteen will be received the last day of each month beginning from September 30, 2012.

During July 2010 a dispute arose between us and Deiulemar, which was the charterer of Star Beta, amounting to $1.73 million, which was included under "Trade accounts receivable, net" in the accompanying consolidated balance sheets.  The dispute concerns (i) breach of the charterparty by Dieulemar and resulting damages incurred by us due to the late delivery of such vessel, which was delivered after the applicable redelivery date under that charterparty, and (ii) such charterers' allegations that the vessel's performance did not meet the requirements set forth in the charterparty. Pursuant to a settlement agreement signed on February 20, 2012, we received the amount of $1.04 million, the arbitration proceedings were discontinued and each party released each other from its respective claim. This event qualified as an adjusting subsequent event and therefore we recognized a provision of $0.7 million, which is included under "Bad debt expense" in our consolidated statements of operations for the year ended December 31, 2011.

On February 18, 2011, we received a letter from Korea Line Corporation, or KLC, the charterer of Star Gamma and Star Cosmo, notifying us of the commencement of rehabilitation proceedings of KLC in Korea and the related schedule for making registered claims against KLC in those proceedings.  On March 31, 2011, we filed their registered claims with the Bankruptcy Division of the Korean courts relating to Star Gamma and Star Cosmo.  The rehabilitation plan was approved by the required majority vote of KLC's lenders which provided for payments in cash and in shares for a period of ten years to KLC's counterparties in relation to the unsecured claims. In addition, and with respect to the common benefit claims (secured claims), following an agreement with the joint receivers of KLC, we agreed to settle the common benefit claim of Star Gamma by way of two equal annual cash payments in the aggregate amount of $344,857, both installments have been received. With respect to our claims related to Star Cosmo, pursuant to a separate agreement with the joint receivers of KLC, the due hire which represented the common benefit claim was paid directly from sub charterers to the Company and the remaining due hire representing unsecured claims is expected to be settled pursuant to the approved rehabilitation plan. As per rehabilitation plan, on December 31, 2012 we received the amounts of $12,055 and $740, representing the annual payment of the rehabilitation plan of Star Gamma and Star Cosmo, respectively. On November 19, 2012, we received 46,007 shares of KLC as part of the rehabilitation plan described above, the shares were sold the same date at the average price of KRW 3,456. The cash proceeds from the sale of the respective shares amounted to approximately $144,000.

On July 13, 2011, Star Cosmo was retained by the port authority in the Spanish port of Almeria and was released on July 16, 2011. According to the port authority, the vessel allegedly discharged oily water while sailing in Spanish waters in May 2011, more than two months earlier, and related records were allegedly deficient. Administrative investigation commenced locally. We posted cash collateral of €340,000 (or $448,358) to guarantee the payment of fines that may be assessed in the future and the vessel was released. At the time of the alleged incident, Union Commercial, Inc., an unaffiliated third party ship management company, was the vessel's technical manager. We are not aware, pending the outcome of the investigation, whether there is a probable liability nor can we estimate our exposure. Up to $1 billion of the liabilities associated with the individual vessels' actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club Insurance. The cash collateral of €340,000 has been released to the Company in March 2012, after being replaced by a P&I Letter of undertaking. Pending the final court adjudication of the fines, the fines up to date have been reduced by the Spanish authorities to €260,000.

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

Dividend Policy

We pay dividends, if any, on a quarterly basis from our operating surplus, in amounts that allowed us to retain a portion of our cash flows to fund vessel or fleet acquisitions, and for debt repayment and other corporate purposes, as determined by our management and board of directors. The declaration and payment of dividends will be subject at all times to the discretion of our board of directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent, or would be rendered insolvent upon the payment of such dividends, or if there is no surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared, and for the preceding fiscal year.

We believe that, under current law, our dividend payments from earnings and profits would constitute "qualified dividend income" and as such will generally be subject to a preferential United States federal income tax rate (subject to certain conditions) with respect to non-corporate individual stockholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States stockholder's tax basis in its common stock on a Dollar-for-Dollar basis and thereafter as capital gain. Please see Item 10 "Additional Information—Taxation" for additional information relating to the tax treatment of our dividend payments.

Our dividend payments for 2012 were as follows: (i) we declared a dividend of $0.225 per outstanding share of our common stock for the three months ending March 31, 2012 that was paid on June 19, 2012 to shareholders of record as of June 13, 2012; and (ii) we declared a dividend of $0.225 per outstanding share of our common stock for the three months ending June 30, 2012 that was paid on September 14, 2012 to shareholders of record as of September 10, 2012.

Currently, we are prohibited from paying dividends under our amended loan agreements please see the section of this annual report entitled "Senior Secured Credit Facilities".

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

COMMON STOCK

Fiscal year ended December 31,	High	Low
2012	$17.55	$5.97
2011	$41.85	$13.20
2010	$48.00	$33.60
2009	$80.55	$18.15
2008	$215.10	$27.00

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the common stock on the Nasdaq Global Select Market.

Fiscal year ended December 31, 2012	High	Low
1st Quarter ended March 31, 2012	$17.55	$13.38
2nd Quarter ended June 30, 2012	$14.99	$10.67
3rd Quarter ended September 30, 2012	$11.69	$7.50
4th Quarter ended December 31, 2012	$9.75	$5.97

Fiscal year ended December 31, 2011	High	Low
1st Quarter ended March 31, 2011	$41.85	$35.40
2nd Quarter ended June 30, 2011	$36.15	$29.85
3rd Quarter ended September 30, 2011	$30.90	$18.45
4th Quarter ended December 31, 2011	$21.60	$13.20

The following table sets forth, for the most recent six months, the high and low prices for the common stock on the Nasdaq Global Select Market.

	High	Low
March 2013 (through and including March 18, 2013)	$6.22	$5.75
February 2013	$6.68	$5.75
January 2013	$7.39	$6.16
December 2012	$7.08	$5.97
November 2012	$8.01	$6.21
October 2012	$9.75	$7.65
September 2012	$9.90	$7.65

Item 10.	Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

Our third amended and restated articles of incorporation were filed as Exhibit 1 to our Report on Form 6-K filed with the Commission on October 15, 2012 and incorporated by reference into Exhibit 1.1 to of this Annual Report.  Pursuant to the third amended and restated articles of incorporation, we effected a 15-for-1 reverse stock split of our issued and outstanding common shares, par value $0.01 per share, effective as of October 15, 2012. The reverse stock split was approved by shareholders at our annual general meeting of shareholders held on September 7, 2012. The reverse stock split reduced the number of our issued and outstanding common shares from 81,012,403 common shares to 5,400,810 common shares and affected all issued and outstanding common shares. The number of our authorized common shares was not affected by the reverse split. No fractional shares were issued in connection with the reverse stock split.

Under our third amended and restated articles of incorporation, our authorized capital stock consists of 325,000,000 registered shares of stock:

•	300,000,000 common shares, par value $0.01 per share; and

•
25,000,000 preferred shares, par value $0.01 per share.  Our board of directors shall have the authority to issue all or any of the preferred shares in one or more classes or series with such voting powers, designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such class or series of preferred shares.

As of the date of this annual report and after giving effect to the reverse stock split discussed above, we had issued and outstanding 5,400,810 common shares. No preferred shares are issued or outstanding.

In addition, our third amended and restated articles of incorporation grant the Chairman of our Board of Directors a tie- breaking vote in the event the board of directors' vote is evenly split or deadlocked on a matter presented for vote.

Our Articles of Incorporation and Bylaws

Our purpose, as stated in Section B of our amended and restated articles of incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act (the "BCA")

Directors

Our directors are elected by a majority of the votes cast by stockholders entitled to vote in an election. Our amended and restated articles of incorporation provide that cumulative voting shall not be used to elect directors. Our board of directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66 2/3% of the entire board. Our amended and restated articles of incorporation provide for a staggered board of directors whereby directors shall be divided into three classes: Class A, Class B and Class C, which shall be as nearly equal in number as possible. Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The term of our board of directors is as follows: (i) the term of the Company's Class A directors expires in 2014; (ii) the term of Class B directors expires in 2015; and (iii) the term of Class C director expires in 2013. Each director serves his respective term of office until his successor has been elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

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

As of December 31, 2012, we had five credit facilities with lenders, including Commerzbank A.G., Credit Agricole Corporate and Investment Bank, HSH Nordbank, and ABN AMRO Bank N.V., as agent and as lender. For a discussion of our term loan facilities, please see the section of this annual report entitled "Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."  We have no other material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

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

Notwithstanding the foregoing, our common stock would not be considered to be "regularly traded" on an "established securities market" if 50% or more of the outstanding common shares are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of our common stock, which we refer to as the "5% Override Rule."

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

For the 2012 taxable year, we were not subject to the 5% Override Rule and, therefore, we believe that we satisfied the Publicly-Traded Test.  Accordingly, we believe that we were exempt from U.S. federal income tax on our U.S. source shipping income for the 2012 taxable year, and we intend to take this position on our 2012 U.S. federal income tax return.  However, there is no assurance that we will continue to qualify for the benefits of Section 883 of the Code for any future taxable year.

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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, which we refer to as a "U.S. Individual Holder," will generally be treated as "qualified dividend income" that is taxable to such U.S. Individual Holders at preferential tax rates provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market, on which our common stock is listed); (2) we are not a "passive foreign investment company" for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be); (3) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) certain other conditions are met. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder.  Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

3.8% Tax on Net Investment Income

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual, estate, or, in certain cases, a trust, will generally be subject to a 3.8% tax on the lesser of (1) the U.S. Holder's net investment income for the taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000).  A U.S. Holder's net investment income will generally include distributions made by us which constitute dividends and gain upon a sale, exchange or other disposition of our common stock.  This tax is in addition to any income taxes due on such investment income.

If you are a U.S. Holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of the 3.8% tax on net investment income to the ownership of our common stock.

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

In addition, if we were to be treated as a PFIC, a U.S. Holder may be required to file an annual report containing such information as the IRS of the U.S. Department of the Treasury may provide.

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

Our interest expense for the year ended December 31, 2012 was $7.2 million.  Our estimated interest expense for the year ending December 31, 2013 is expected to be $7.0 million. Our estimated amount of interest expense reflects interest payments we expect to make with respect to our long term debt obligations. The interest payments reflect an assumed LIBOR-based applicable rate of 0.31% (the three month LIBOR rate as of December 31, 2012) plus the relevant margin of the applicable credit facility. The following table sets forth the sensitivity of our existing loans as of December 31, 2012 as to a100 basis point increase in LIBOR during the next five years. The following table sets forth the sensitivity of loans in millions of Dollars to a 100 basis points increase in LIBOR during the next five years:

For the year ending December 31,	Estimated amount of interest expense	Estimated amount of interest expense after an increase of 100 basis points	Sensitivity

2013	7.0	9.1	2.1
2014	6.3	8.1	1.8
2015	5.1	6.7	1.6
2016	3.6	4.7	1.1
2017	1.6	2.1	0.5

Currency and Exchange Rates

We generate all of our revenues in Dollars and operating expenses in currencies other than the Dollar are approximately 27% of total operation expenses. Further, 80% of our general and administrative expenses, excluding expenses of $1.5 million relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees, including consulting fees, salaries and traveling expenses were incurred in Euros. For accounting purposes, expenses incurred in Euros are converted into Dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the Dollar and the Euro, which could affect the amount of net income that we report in future periods. As of December 31, 2012, the effect of a 1% adverse movement in Dollar/Euro exchange rates would have resulted in an increase of $61,954 and $58,034 in our general and administrative expense and our operating expenses, respectively. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. The use of financial derivatives, including foreign exchange forward agreements, would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

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

During the years ended December 31, 2012, 2011 and 2010, we entered into a limited number of FFAs and freight options on the Capesize and Panamax and Supramax indexes. These freight derivatives are intended to serve as an approximate hedge for our vessels trading in the spot market for 2012, 2011, and 2010, effectively locking-in the approximate amount of revenue that we expect to receive from such vessels for the relevant periods. Our freight derivatives do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in the accompanying consolidated statements of operations.  FFAs are settled on a daily basis through London Clearing House (LCH), and there is also a margin maintenance requirement based on marking the contract to market.  As of December 31, 2012 we had no open position in FFAs. Freight options are treated as assets/liabilities until they are settled. The fair value of these instruments liability as of December 31, 2012 we had no open position in freight options. During the year ended December 31, 2012 the gain from freight derivatives amounted to $0.04 million, during the years ended December 31, 2011 and 2010, the loss from freight derivatives amounting to $0.4 million and $2.1 million, respectively.  As of the date of this report the Company has not any open position in freight derivatives.

Bunker swap agreements

Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. Our bunker swaps are traded as a derivative on the over-the-counter (OTC) market. During 2010, we enter into several bunker swaps, but as of December 31, 2010, we had no open positions. During 2012 and 2011, we did not entered into bunker swaps contracts and therefore we had no open positions on bunkers swaps.

During the year ended December 31, 2010 loss from bunker swaps amounted to $0.005 million.

Item 12. Description of Securities Other than Equity Securities

A.	Debt securities

Not Applicable.

B.	Warrants and rights

Not Applicable.

C.	Other securities

Not Applicable.

D.	American depository shares

Not Applicable.

PART II

Defaults, Dividend Arrearages and Delinquencies

None.

Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Controls and Procedures

(a)           Disclosure Controls and Procedures

As of December 31, 2012, our management (with the participation of our Chief Executive Officer and Chief Financial Officer) conducted an evaluation pursuant to Rule 13a-15(b) and 15d-15(e) promulgated under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the design and operation of our disclosure controls and procedures. Our management, including our chief executive and chief financial officer, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the partnership have been detected. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

However, based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2012, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2012 is effective.

(c)           Attestation Report of the Independent Registered Public Accounting Firm

The report of Ernst Young (Hellas) Certified Auditors Accountants S.A. included in "Item 18. Financial Statements" of this annual report is incorporated herein by reference.

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

The Company has adopted a code of ethics that applies to its directors, officers and employees. A copy of our code of ethics is posted in the "Investor Relations" section of the Star Bulk Carriers Corp. website, and may be viewed at http://www.starbulk.com. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may be direct their requests to the attention of Investor Relations, c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece.

Item 16C.	Principal Accountant Fees and Services

The table below sets forth the total fees for the services performed by the our principal accountants, Ernst & Young (Hellas) Certified Auditors Accountants S.A in 2012 and Deloitte Hadjipavlou Sofianos & Cambanis S.A. in 2011, which we refer to as the Independent Registered Accounting Firms. This table below also identifies these amounts by category of services:

(In thousands of Dollars)	2011	2012
Audit fees	591	340
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total fees	591	340

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

On February 23, 2010, our Board of Directors adopted a stock repurchase plan for up to $30.0 million to be used for repurchasing the Company's common shares until December 31, 2011.

On August 10, 2011, our Board of Directors decided to reinstate the share repurchase plan with the limitation of acquiring up to a maximum amount of $3.0 million worth of Company's shares, at a maximum price of $1.30 per share. On November 9, 2011, our Board of Directors extended the duration of the share repurchase plan until December 31, 2012.

The following table summarizes our repurchases of our ordinary shares per month during the year ended December 31, 2012:

	Total number of shares repurchased	Average price paid per share
January 2012	319,413	$0.95
April 2012	406,544	$0.95
June 2012	200,000	$0.73
Total 2012	925,957	$0.92

On July 31, 2012, Mr. Petros Pappas, Chairman of the board of directors of the Company, transferred all of the common shares of the Company that he beneficially owned to his two children for estate planning purposes. Mrs. Milena - Maria Pappas, a Class B director of the Company and the daughter of Mr. Petros Pappas, and Mr. Alexandros Pappas, the son of Mr. Petros Pappas, each received 200,575 restricted common shares representing approximately 3.7% of the Company's outstanding common shares.

Item 16F.	Change in Registrants Certifying Accoutant

On May 9, 2012, our Audit Committee approved the engagement of Ernst & Young (Hellas) Certified Auditors Accountants S.A as our independent registered public accounting firm for the fiscal year ended December 31, 2012. Our previous independent registered public accounting firm was Deloitte. For further information on this change, please see our report on Form 6-K filed with the SEC on May 9, 2012.

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

•
Consistent with Marshall Islands law requirements, in lieu of obtaining an independent review of related party transactions for conflicts of interests, our amended and restated bylaws require any director who has a potential conflict of interest to identify and declare the nature of the conflict to the board of directors at the next meeting of the board of directors. Our code of ethics and amended and restated bylaws additionally provide that related party transactions must be approved by a majority of the independent and disinterested directors.  If the votes of such independent and disinterested directors are insufficient to constitute an act of the Board, then the related party transaction may be approved by a unanimous vote of the disinterested directors.

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

Other than as noted above, we are in full compliance with applicable Nasdaq corporate governance standard requirements for U.S. domestic issuers.

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III

Financial Statements

See Item 18. "Financial Statements."

Financial Statements

The financial statements beginning on page F-1 together with the respective reports of the Independent Registered Public Accounting Firms are filed as part of this annual report.

Exhibits

Exhibits, Exhibits Number, Description
1.1	Third Amended and Restated Articles of Incorporation of Star Bulk Carriers Corp. (17)
1.2	Amended and Restated bylaws of the Company (1)
2.1	Form of Share Certificate (2)
2.3	Form of 2007 Equity Incentive Plan (3)
2.4	2010 Equity Incentive Plan (4)
2.5	2011 Equity Incentive Plan (5)
2.6	Registration Rights Agreement (6)
4.1	Management Agreement with Combine Marine Inc. (7)
4.2	Master Agreement, as amended (8)
4.3	Supplemental Agreement (9)
4.4	Loan Agreement with Commerzbank AG, dated December 27, 2007 (10)
4.5	First Supplemental Agreement with Commerzbank AG, dated June 10, 2009 (14)
4.6	Second Supplemental Agreement with Commerzbank AG, dated January 27, 2010 (13)
4.7	Loan Agreement with Commerzbank AG, dated September 3, 2010 (11)
4.8	Loan Agreement with Credit Agricole Corporate and Investment Bank, dated January 20, 2011 (12)
4.9	Loan Agreement with HSH Nordbank AG, dated October 3, 2011 (15)
4.10	Loan Agreement with ABN AMRO Bank N.V., dated July 21, 2011 (16)
4.11	Commitment Letter with Commerzbank AG, dated December 17, 2012
4.12	Commitment Letter with Credit Agricole Corporate and Investment Bank, dated December 14, 2012
4.13	Firm Offer Letter with HSH Nordbank AG, dated December 20, 2012
4.14	Commitment Letter with ABN AMRO Bank N.V., dated January 29, 2012
8.1	Subsidiaries of the Company
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young (Hellas) Certified Auditors Accountants S.A)
15.2	Consent of Independent Registered Public Accounting Firm (Deloitte Hadjipavlou Sofianos & Cambanis S.A.)
101
The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2011 and 2012;(ii) Consolidated Statements of Operations for the years ended December 31,2010,2011 and 2012; (iii) Consolidated Statements of Stockholders' Equity for the for the years ended December 31,2010,2011 and 2012;(iv) Consolidated Statements of Cash Flows for the for the years ended December 31,2010,2011 and 2012 and (v) the Notes to Consolidated Financial Statements

(1)	Incorporated by reference to Exhibit 3.1 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.
(2)	Incorporated by reference to Exhibit 4.1 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.
(3)	Incorporated by reference to Exhibit 10.2 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.
(4)	Incorporated by reference to Exhibit 2.4 of the Company's Annual Report for the year ended December 31, 2010 (File No. 001-33869), which was filed with the Commission on March 31, 2011.
(5)	Incorporated by reference to Exhibit 4.4 of the Company's Form S-8 (File no. 333-176922), which was filed with the Commission on September 20, 2011.
(6)	Incorporated by reference to Exhibit 10.13 of Star Maritime's Registration Statement (File No. 333-125662), which was filed with the Commission on June 9, 2005.
(7)	Incorporated by reference to Exhibit 10.16 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on May 24, 2007.
(8)	Incorporated by reference to Exhibit 10.19 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on October 12, 2007.
(9)	Incorporated by reference to Exhibit 10.11 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.
(10)	Incorporated by reference to Exhibit 4.5 of the Company's Annual Report for the year ended December 31, 2007 (File No. 001-33869), which was filed with the Commission on June 30, 2008.
(11)	Incorporated by reference to Exhibit 4.18 of the Company's Annual Report for the year ended December 31, 2010 (File No. 001-33869), which was filed with the Commission on March 31, 2011.
(12)	Incorporated by reference to Exhibit 4.19 of the Company's Annual Report for the year ended December 31, 2010 (File No. 001-33869), which was filed with the Commission on March 31, 2011.
(13)	Incorporated by reference to Exhibit 4.6 of the Company's Annual Report for the year ended December 31, 2010 (File No. 001-33869), which was filed with the Commission on March 31, 2011.
(14)	Incorporated by reference to Exhibit 4.5 of the Company's Annual Report for the year ended December 31, 2010 (File No. 001-33869), which was filed with the Commission on March 31, 2011.
(15)	Incorporated by reference to Exhibit 99.3 of the Company's Form 6-K (File No. 001-33869), which was filed with the Commission on November 2, 2011.
(16)	Incorporated by reference to Exhibit 99.2 of the Company's Form 6-K (File No. 001-33869), which was filed with the Commission on November 2, 2011.
(17)	Incorporated by reference to Exhibit 1.1 of the Company's Form 6-K, which was filed with the Commission on October 15, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Star Bulk Carriers Corp.
(Registrant)

Date March 19, 2013	By:	/s/ Spyros Capralos
	Name:	Spyros Capralos
	Title:	President and Chief Executive Officer

STAR BULK CARRIERS CORP.
INDEX TO CONSOLIDATED
FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm: Ernst & Young (Hellas) Certified Auditors Accountants S.A.	F-2
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting: Ernst & Young (Hellas) Certified Auditors Accountants S.A.	F-3
Report of Independent Registered Public Accounting Firm: Deloitte Hadjipavlou, Sofianos & Cambanis S.A.	F-4
Consolidated Balance Sheets as of December 31, 2011 and 2012	F-5
Consolidated Statements of Operations for the years ended December 31, 2010, 2011 and 2012	F-6
Consolidated Statement of Stockholders' Equity for the years ended December 31, 2010, 2011 and 2012	F-7
Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012	F-8
Notes to Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Star Bulk Carriers Corp.

We have audited the accompanying consolidated balance sheet of Star Bulk Carriers Corp. as of December 31, 2012, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Star Bulk Carriers Corp. at December 31, 2012, and the consolidated results of its operations and its cash flows for the year then ended  in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Star Bulk Carriers Corp.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece
March 19, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Star Bulk Carriers Corp.

We have audited Star Bulk Carrier Corp.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Star Bulk Carrier Corp.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Star Bulk Carriers Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Star Bulk Carriers Corp. as of December 31, 2012 and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended and our report dated March 19, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
March 19, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Star Bulk Carriers Corp.
Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheet of Star Bulk Carriers Corp. and subsidiaries (the "Company") as of December 31, 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2011.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Star Bulk Carriers Corp. and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
March 23, 2012, (March 19, 2013 as to the effects
of the reverse stock split described in Notes 1 and 8)
Athens, Greece

STAR BULK CARRIERS CORP.
Consolidated Balance Sheets
As of December 31, 2011 and 2012
(Expressed in thousands of U.S. dollars except for share and per share data)

	2011	2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$15,072	$12,950
Restricted cash, current (Note 7 and Note 18)	4,159	9,326
Trade accounts receivable, net (Note 16)	4,762	5,969
Inventories (Note 4)	3,867	3,613
Due from managers	70	81
Due from related parties (Note 3)	-	147
Prepaid expenses and other receivables	3,467	5,877
Total Current Assets	31,397	37,963

FIXED ASSETS
Vessels and other fixed assets, net (Note 5)	638,532	291,207
Total Fixed Assets	638,532	291,207

OTHER NON-CURRENT ASSETS
Deferred finance charges, net	1,776	1,636
Restricted cash , non-current (Note 7 and Note 18)	25,524	9,570
Fair value of above market acquired time charter (Note 6)	20,699	14,330
TOTAL ASSETS	$717,928	$354,706

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long term debt (Note 7)	$34,674	$28,766
Accounts payable	8,501	8,264
Due to related parties (Note 3)	436	262
Due to managers	48	-
Accrued liabilities (Note 13)	3,870	3,422
Derivative instruments(Note 18)	82	-
Deferred revenue	4,543	1,736
Total Current Liabilities	52,154	42,450

NON-CURRENT LIABILITIES
Long term debt (Note 7)	231,466	195,348
Other non-current liabilities	95	162
TOTAL LIABILITIES	283,715	237,960

STOCKHOLDERS' EQUITY
Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2011 and 2012 (Note 8)	-	-
Common Stock, $0.01 par value, 300,000,000 shares authorized; 5,357,224 and 5,400,810 shares issued and outstanding at December 31, 2011 and 2012, respectively	54	54
Additional paid in capital (Note 8)	520,261	520,946
Accumulated deficit	(86,102)	(404,254)
Total Stockholders' Equity	434,213	116,746
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$717,928	$354,706

The accompanying notes are integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Statements of Operations
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of U.S. dollars except for share and per share data)

	2010	2011	2012

Revenues:
Voyage revenues	$121,042	$106,912	$85,684
Management fee income (Note 3)	-	153	478
	121,042	107,065	86,162

Expenses
Voyage expenses (Note 17)	16,839	22,429	19,598
Vessel operating expenses (Note 17)	22,349	25,247	27,832
Dry docking expenses	6,576	3,096	5,663
Depreciation	46,937	50,224	33,045
Management fees	164	54	-
Loss/(gain) on derivative instruments, net (Note 18)	2,083	390	(41)
General and administrative expenses	15,404	12,455	9,320
Bad debt expense (Note 15 and 16)	2,131	3,139	-
Vessel impairment loss (Note 5 and Note 18)	34,947	62,020	303,219
Gain on time charter agreement termination (Note 6)	-	(2,010)	(6,454)
Other operational loss (Note 10)	-	4,050	1,226
Other operational gain (Note 9)	(26,648)	(9,260)	(3,507)
Loss on sale of vessel ( Note 5)	-	-	3,190
	120,782	171,834	393,091
Operating income/(loss)	260	(64,769)	(306,929)

Other Income/ (Expenses):
Interest and finance costs (Note 7)	(5,916)	(5,227)	(7,838)
Interest and other income	525	744	246
Loss on debt extinguishment (Note 7)	-	(307)	-
Total other expenses, net	(5,391)	(4,790)	(7,592)

Net loss	$(5,131)	$(69,559)	$(314,521)

Loss per share, basic and diluted (Note 11)	$(1.25)	$(14.69)	$(58.32)

Weighted average number of shares outstanding, basic and diluted (Note 11)	4,099,277	4,736,485	5,393,131

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.
Consolidated Statements of Stockholders Equity
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of U.S. dollars except for share and per share data)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Retained Earnings/ (Accumulated deficit)	Total Stockholders' Equity

BALANCE, January 1, 2010	4,073,650	$40	$483,853	$15,364	$499,257

Net loss for the year ended December 31, 2010	-	$-	$-	$(5,131)	$(5,131)
Issuance of vested and non-vested shares and amortization of stock-based compensation	153,707	2	6,509	-	6,511
Dividends declared and paid ($3.0 per share)	-	-	-	(12,385)	(12,385)

BALANCE, December 31, 2010	4,227,357	$42	$490,362	$(2,152)	$488,252

Net loss for the year ended December 31, 2011	-	$-	$-	$(69,559)	$(69,559)
Issuance of common stock	1,113,334	11	28,538	-	28,549
Issuance of vested and non-vested shares and amortization of stock-based compensation	16,533	1	1,361	-	1,362
Dividends declared and paid ($3.0 per share)	-	-	-	(14,391)	(14,391)
BALANCE, December 31, 2011	5,357,224	$54	$520,261	$(86,102)	$434,213

Net loss for the year ended December 31, 2012	-	$-	$-	$(314,521)	$(314,521)
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 12)	105,316	1	1,545	-	1,546
Dividends declared and paid ($0.675 per share)	-	-	-	(3,631)	(3,631)
Repurchase and cancellation of common shares (Note 8)	(61,730)	(1)	(860)	-	(861)
BALANCE, December 31, 2012	5,400,810	$54	$520,946	$(404,254)	$116,746

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.
Consolidated Statements of Cash Flows
For the years ended December 31, 2010, 2011 and 2012
(Expressed in thousands of U.S. dollars)

	2010	2011	2012
Cash Flows from Operating Activities:
Net loss	$(5,131)	$(69,559)	$(314,521)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	46,937	50,224	33,045
Amortization of fair value of above market acquired time charters (Note 6)	-	2,366	6,369
Amortization of fair value of below market acquired time charters (Note 6)	(1,360)	(179)	-
Amortization of deferred finance charges	329	329	502
Loss on debt extinguishment	-	307	-
Gain on time charter agreement termination (Note 6)	-	(273)	-
Vessel's impairment loss (Note 18)	34,692	62,020	303,219
Loss on sale of vessel (Note 5)	-	-	3,190
Stock-based compensation (Note 12)	6,511	1,362	1,546
Change in fair value of derivatives (Note 18)	282	82	(82)
Other non-cash charges	5	31	67
Bad debt expense (Note 16)	2,131	3,139	-
Gain from insurance claim	-	(260)	(812)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Restricted cash for forward freight and bunker derivatives	5,753	(153)	153
Trade accounts receivable	(1,334)	(3,249)	(1,207)
Inventories	(112)	(2,773)	254
Accrued income	(397)	397	-
Prepaid expenses and other receivables	(326)	(957)	(8,581)
Due from related parties	2,507	-	(147)
Due from managers	72	5	(11)
Increase/(Decrease) in:
Accounts payable	(744)	5,268	(237)
Due to related parties	267	(167)	(174)
Accrued liabilities	(427)	2,005	(719)
Due to managers	55	(7)	(48)
Deferred revenue	(1,761)	646	(2,807)
Net cash provided by Operating Activities	87,949	50,604	18,999

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisition of vessels and other assets	(87,563)	(96,388)	(91)
Cash paid for above market acquired time charters	-	(23,065)	-
Cash proceeds from vessel sale	20,342	-	7,962
Insurance proceeds	120	1,076	6,983
Decrease in restricted cash	7,600	17,750	10,829
Increase in restricted cash	(650)	(21,710)	(195)
Net cash (used in) / provided by Investing Activities	(60,151)	(122,337)	25,488

Cash Flows from Financing Activities:
Proceeds from bank loans	26,000	162,775	-
Loan repayment	(68,421)	(101,464)	(42,026)
Financing fees paid	(310)	(1,488)	(91)
Proceeds from issuance of common stock	-	28,786	-
Offering expenses paid related to the issuance of common stock	-	(237)	-
Repurchase of common shares	-	-	(861)
Cash dividend	(12,385)	(14,391)	(3,631)
Net cash (used in) / provided by Financing Activities	(55,116)	73,981	(46,609)

Net (decrease ) / increase in cash and cash equivalents	(27,318)	2,248	(2,122)
Cash and cash equivalents at beginning of year	40,142	12,824	15,072

Cash and cash equivalents at end of the year	$12,824	$15,072	$12,950
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest	5,489	3,893	7,612

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

1.           Basis of Presentation and General Information:

The accompanying consolidated financial statements as of and for the years ended December 31, 2010, 2011 and 2012 include the accounts of Star Bulk Carriers Corp. (Star Bulk) and its wholly owned subsidiaries (collectively, the "Company" or "we").

Star Bulk was incorporated on December 13, 2006 under the laws of the Marshall Islands. The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of dry bulk carrier vessels and is the sole owner of all of the outstanding shares of Star Bulk Management Inc., Star Bulk S.A, Star Bulk Manning LLC and the ship-owning subsidiaries as set forth below.

Since December 3, 2007, Star Bulk shares are trading on the NASDAQ Global Select Market under the ticker symbol SBLK.

Effective October 15, 2012, the Company effected a 15-for-1 reverse stock split on its issued and outstanding common stock (Note 8). All share and per share amounts disclosed in the accompanying financial statements give effect to this reverse stock split retroactively, for all periods presented:

Below is the list of the Company's wholly owned subsidiaries as of December 31, 2012:

Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
Star Bulk Management Inc.	—	—	—	—
Starbulk S.A.	—	—	—	—
Star Bulk Manning LLC	—	—	—	—

	Vessels in operation at December 31, 2012
Star Aurora LLC	Star Aurora	171,199	September 8, 2010	2000
Star Big LLC	Star Big	168,404	July 25, 2011	1996
Star Borealis LLC	Star Borealis	179,678	September 9, 2011	2011
Star Mega LLC	Star Mega	170,631	August 16, 2011	1994
Star Polaris LLC	Star Polaris	179,546	November 14, 2011	2011
Lamda LLC	Star Sigma	184,403	April 15, 2008	1991
Star Cosmo LLC	Star Cosmo	52,247	July 1, 2008	2005
Star Delta LLC	Star Delta (ex F Duckling)	52,434	January 2, 2008	2000
Star Epsilon LLC	Star Epsilon (ex G Duckling)	52,402	December 3, 2007	2001
Star Gamma LLC	Star Gamma (ex C Duckling)	53,098	January 4, 2008	2002
Star Kappa LLC	Star Kappa (ex E Duckling)	52,055	December 14, 2007	2001
Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
Star Theta LLC	Star Theta (ex J Duckling)	52,425	December 6, 2007	2003
Star Zeta LLC	Star Zeta (ex I Duckling)	52,994	January 2, 2008	2003

	Vessels disposed*
Star Alpha LLC	Star Alpha (ex A Duckling)	175,075	January 9,2008	1992
Star Beta LLC	Star Beta (ex B Duckling)	174,691	December 28, 2007	1993
Star Ypsilon LLC	Star Ypsilon	150,940	September 18, 2008	1991

*	For vessels disposed refer to Note 5.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information – (continued):

Charterers individually accounting for more than 10% of the Company's voyage revenues during the years ended December 31, 2010, 2011 and 2012 are as follows:

Charterer	2010	2011	2012
A	21%	-	-
B	17%	-	-
C	13%	12%	-
D	10%	13%	-
E	14%	12%	14%
F	12%	19%	15%
G	-	15%	28%
H	-	-	10%

2.	Significant Accounting policies:

a)
Principles of consolidation: The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), which include the accounts of Star Bulk and its wholly owned subsidiaries referred to in Note 1 above. All intercompany balances and transactions have been eliminated in consolidation.

Star Bulk as the holding company determines whether it has controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification ("ASC) 810 "Consolidation", (formely Accounting Research Bulletin ("ARB") No.51) a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, and the right to receive residual returns and make financial and operating decisions. Star Bulk consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest.

Variable interest entities ("VIE") are entities as defined under ASC 810-10, that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity's expected losses, receives a majority of an entity's expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2011 and 2012, no such interest existed.

b)
Use of estimates: The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the accompanying consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies – (continued):

c)
Comprehensive income/ (loss): In the statement of comprehensive income, the Company presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. The Company follows the provisions of ASC 220 "Comprehensive Income", and presents items of net income, items of other comprehensive income ("OCI") and total comprehensive income in two separate but consecutive statements. Reclassification adjustments between OCI and net income are required to be presented separately on the statement of comprehensive income. The Company has no such transactions which affect comprehensive loss and, accordingly, comprehensive loss equals net loss for all periods presented.

d)
Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade accounts receivable and derivative contracts (bunker derivatives and freight derivatives). The Company's policy is to place cash, cash equivalents, and restricted cash with financial institutions evaluated as being creditworthy and are exposed to minimal interest rates and credit risks. The Company may be exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, a) in over-the-counter transactions, the Company limits its exposure by diversifying among counter parties with high credit ratings, and b) all of the Company's freight derivatives are cleared through London Clearing House (LCH).

e)
Foreign currency transactions: The functional currency of the Company is the U.S. Dollar since the Company's vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the period are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. On the consolidated balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are converted into U.S. Dollars at the period-end exchange rates. Resulting gains or losses are included in Interest and other income in the accompanying consolidated statements of operations.

f)	Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

g)
Restricted cash: With restricted cash, it is required that minimum cash deposits or cash collateral deposits are maintained with certain banks under the Company's borrowing arrangements. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets; otherwise they are classified as non-current assets.

h)
Trade accounts receivable, net: The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter net of any provision for doubtful debts. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables.

i)	Inventories: Inventories consist of consumable lubricants and bunkers, which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies – (continued):

j)
Vessels, net: Vessels are stated at cost, which consists of the purchase price and any material expenses incurred upon acquisition, such as initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage. Subsequent expenditure when it does not extend the useful life of the vessel is charged to expense as incurred.

The cost of each of the Company's vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering its estimated residual value, which is equal to the product of its lightweight tonnage and estimated scrap rate per ton.  Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

k)
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

l)
Fair value of above/below market acquired time charter:  The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The value of above or below market acquired time charters is determined by comparing existing charter rates in the acquired time charter agreements with the market rates for equivalent time charter agreements prevailing at the time the foregoing vessels are delivered.  Such intangible assets or liabilities are recognized ratably as adjustments to revenues over the remaining term of the assumed time charter.

m)
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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

2.           Significant Accounting policies – (continued):

m)	Impairment of long-lived assets-(continued):

On December 31, 2011 and September 30, 2012, the Company performed impairment tests of the Company's vessels due to the global economic downturn and the prevailing conditions in the shipping industry. The Company compared undiscounted cash flows to the carrying values for the Company's vessels to determine if the assets were impaired. In developing its estimates of future undiscounted cash flows, the Company makes assumptions and estimates about vessels' future performance, with the significant assumptions relating to charter rates, ship operating expenses, vessels' residual value, fleet utilization and the estimated remaining useful lives of the vessels. These assumptions are based on current market conditions, and use historical trends as future expectations. The projected net operating cash flows were determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days over the estimated remaining economic life of each vessel, net of brokerage commission expected outflows for scheduled vessels' maintenance (dry-docking and special surveys) and vessels' operating expenses. Estimates of revenue are based on the current FFA rates for as long as they are available, and historical average rates of similar size vessels for the period thereafter. As a result of this analysis, we determined that the carrying amount of Star Sigma and Star Ypsilon was not recoverable as of December 31, 2011, and an impairment loss of $62.0 million was recognized. This analysis, for each of our vessels as of September 30, 2012, indicated that the carrying amount of the entire supramax fleet and Star Sigma was not recoverable and after comparing the vessel's fair values to their carrying values, an impairment loss amounting to $303.2 million was recognized (see Note 5 and 18).

n)
Vessels held for sale: It is the Company's policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies a vessel as being held for sale when all of the following criteria are met: management has committed to a plan to sell this vessel; the vessel is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; the sale of the vessel is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; the vessel is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. The resulting difference, if any, is recorded under "Vessel impairment loss" in accompanying consolidated statement of operations. The vessels are not depreciated once they meet the criteria to be classified as held for sale.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

2.	Significant Accounting policies – (continued):

o)
Financing costs: Fees paid to lenders or required to be paid to third parties on the lender's behalf for obtaining new loans or for refinancing existing loans, are recorded as deferred charges. Deferred charges are expensed as interest and finance costs using the effective interest rate method over the duration of the respective loan facility. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period in which the repayment or refinancing is made, subject to the guidance regarding Debt Extinguishment. Any unamortized balance of costs related to credit facilities repaid is expensed in the period. Any unamortized balance of costs relating to credit facilities refinanced is deferred and amortized over the term of the respective credit facility in the period in which the refinancing occurs, subject to the provisions of the accounting guidance relating to Changes in Line-of-Credit or Revolving-Debt Arrangements.

p)
Pension and retirement benefit obligations—crew: The ship-owning subsidiaries included in the consolidated financial statements employ the crew on board under short-term contracts (usually up to eight months) and, accordingly, are not liable for any pension or post-retirement benefits.

q)
Pension and retirement benefit obligations—administrative personnel: Administrative employees are covered by state-sponsored pension funds. Both employees and the Company are required to contribute a portion of the employees' gross salary to the fund.  The related expense is recorded under "General and administrative expenses" in the accompanying consolidated statements of operations. Upon retirement, the state-sponsored pension funds are responsible for paying the employees' retirement benefits without recourse to the Company.

r)
Stock incentive plan awards:  Share-based compensation represents vested and non-vested shares granted to employees and to directors for their services, and is included in "General and administrative expenses" in the consolidated statements of operations. These shares are measured at their fair value equal to the market value of the Company's common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date. Guidance related to Stock Compensation describes two generally accepted methods of recognizing expense for non-vested share awards with a graded vesting schedule for financial reporting purposes: 1) the ''accelerated method'', which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award and 2) the ''straight-line method'' which treats such awards as a single award and results in recognition of the cost ratably over the entire vesting period.  The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized using the accelerated method.

s)	Dry-docking and special survey expenses: Dry-docking and special survey expenses are expensed when incurred.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

2.           Significant Accounting policies – (continued):

t)
Accounting for revenue and related expenses: The Company generates its revenues from charterers for the charterhire of its vessels under two types of charters; under time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate, and under voyage charter agreements, where a contract is made in the spot market for the use of a vessel for a specific voyage at a specified charter rate. Under time charters, voyage costs, such as fuel and port charges, are borne and paid by the charterer. The Company's time charters agreements are classified as operating leases. Revenues under operating lease arrangements are recognized when a charter agreement exists, the charter rate is fixed and determinable, the vessel is made available to the lessee, and a collection of the related revenue is reasonably assured. Revenues are recognized ratably on a straight line basis over the period of the respective charter agreement in accordance with guidance related to Leases.

Voyage charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage at a specified charter rate.  Revenue from voyage charter agreements is recognized on a pro-rata basis over the duration of the voyage. Under voyage charter agreements, all voyage costs are borne and paid by the Company. Demurrage income, which is included in voyage revenues, represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized when arrangement exists, services have been performed, the amount is fixed or determinable and collection is reasonably assured. Deferred revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the remaining (if any) as long term liability.

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees and other miscellaneous expenses. Furthermore, payments in advance for services are recorded as prepaid expenses.

Voyage expenses consist of bunker consumption, port expenses and agency fees related to the voyage. In addition, voyage expenses include expenses related to the charter-in of vessels owned by third parties, whenever this is required. Such expenses are recognized on a pro-rata basis over the duration of the voyage.

Brokerage commissions are paid by the Company. Brokerage commissions are recognized over the related charter period and included in voyage expenses. Voyage expenses and vessel operating expenses are expensed as incurred.

u)
Fair value measurements: The Company follows the provisions ASC 820, "Fair Value Measurements and Disclosures" which defines, and provides guidance as to the measurement of, fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity's own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy (Note 18).

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

2.           Significant Accounting policies – (continued):

v)
Earnings/ (loss) per common share: Earnings or loss per share are computed in accordance with guidance related to Earnings per Share. Basic earnings or loss per share are calculated by dividing net income or loss available to common shareholders by the basic weighted average number of common shares outstanding during the period. Diluted income per share reflects the potential dilution assuming common shares were issued for the exercise of outstanding in-the-money warrants and non-vested shares and, assuming the hypothetical proceeds, including proceeds from warrant exercise and average unrecognized stock-based compensation cost thereof, were used to purchase common shares at the average market price during the period such warrants and non-vested shares were outstanding (Note 11).

w)
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

x)
Recent accounting pronouncements: There are no recent accounting pronouncements the adoption of which would have a material effect on the Company's consolidated financial statements in the current period.

3.	Transactions with Related Parties:

Transactions and balances with related parties are analyzed as follows:

Balance Sheet
	2011	2012
Assets
OOCAPE1 Holdings LLC (g)	$-	$147
Total Assets	$-	$147

Liabilities
Interchart Shipping Inc. (a)	$260	$100
Management and Directors Fees (b)	141	121
Combine Marine Inc. (c)	27	-
Oceanbulk Maritime S.A. (e)	8	-
Maiden Voyage LLC (f)	-	41
Total Liabilities	$436	$262

Statements of Operations
	2010	2011	2012
Commission on sale of vessel-Oceanbulk (e)	$660	$-	$91
Voyage expenses-Interchart (a)	1,540	1,237	1,134
Executive directors consultancy fees (b)	874	3,505	453
Non-executive directors compensation (b)	206	151	124
Office rent – Combine Marine Inc (c)	-	48	-
Office rent - Combine Marine Ltd. (d)	-	-	40
Office setup expenses - Oceanbulk (e)	-	148	-
Management fee income - Maiden Voyage LLC (f)	-	-	128
Management fee income - OOCAPE1 Holdings LLC (g)	-	-	76

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

3.           Transactions with Related Parties – (continued):

(a)
Interchart Shipping Inc. or Interchart: Interchart, a company that was affiliated to Oceanbulk Maritime S.A. (see (e) below), acts as a chartering broker of all the Company's vessels. As of December 31, 2011 and 2012, the Company had an outstanding liability of $260 and $100, respectively, to Interchart. During the years ended December 31, 2010, 2011 and 2012, the brokerage commission on charter revenue charged by Interchart amounted to $1,540, $1,237 and $1,134, respectively and is included in "Voyage expenses" in the accompanying consolidated statements of operations.

(b)
Management and Directors Fees: On October 3, 2007, Star Bulk entered into separate consulting agreements with companies owned and controlled by the Company's former Chief Executive Officer and the former Chief Financial Officer, for the services provided by the former Chief Executive Officer and the former Chief Financial Officer, respectively. Each of these agreements had a term of three years unless terminated earlier in accordance with the terms of such agreements. During 2010 these agreements were automatically renewed for the successive year. Under the consulting agreements, each company controlled by the former Chief Executive Officer and the former Chief Financial Officer received an annual consulting fee of €370,000 (approx. $488) and €250,000 (approx. $330) respectively. During the year ended December 31, 2010, the consultancy fees under the specific consulting agreements amounted to $874. For the year ended December 31, 2011 the consulting fees amounting to $337 represent the respective expense up to the date of the termination of the consulting agreements as disclosed below.

On February 7, 2011, Mr. Spyros Capralos was appointed as the Company's President and Chief Executive Officer, to succeed Mr. Akis Tsirigakis who resigned from those positions on that date, and resigned from the Company's board of directors on March 31, 2012. Pursuant to the terms of his employment and consultancy agreements, the former Chief Executive Officer was awarded a severance payment that amounted to $2,347.

Effective February 7, 2011, the Company entered into a consulting agreement with a company owned and controlled by the Company's new Chief Executive Officer. This agreement has a term of three years unless terminated earlier in accordance with its terms. Under this agreement the Company will pay the new Chief Executive Officer a base fee at an annual rate of not less €160,000 (approx. $211), additionally, the Chief Executive Officer is entitled to receive an annual discretionary bonus, as determined by the Company's board of directors in its sole discretion and a minimum guaranteed incentive award of 28,000 shares of stock. These shares vest in three equal installments, the first installment of 9,333 shares vested on February 7, 2012, the second installment of 9,333 shares vests on February 7, 2013 and the last installment of 9,333 shares vests on February 7, 2014.  On April 20, 2012 the Company issued the first installment of 9,333 shares and plans to issue the remaining two installments of 9,333 shares to Mr. Spyros Capralos in April 2013 and February 2014. During the years ended December 31, 2010, 2011 and 2012 the consultancy fees under the specific consulting agreement with the Company's Chief Executive Officer amounted to $0, $225 and $230, respectively.

On May 2, 2011, the Company entered into a consulting agreement with a company owned and controlled by the Company's new Chief Financial Officer. This agreement has a term of three years unless terminated earlier in accordance with its terms. Under this agreement the Company will pay the new Chief Financial Officer a base fee at an annual rate of not less €56,000 (approx. $74). During the years ended December 31, 2010, 2011 and 2012 the consultancy fees under the specific consulting agreement with the new Chief Financial Officer amounted to $0, $52 and $72, respectively.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties – (continued):

(b)	Management and Directors Fees - (continued):

Additionally, the current Chief Financial Officer is entitled to receive an annual discretionary bonus, as determined by the Company's board of directors in its sole discretion.

On May 12, 2011, the Company entered into a release agreement with a company owned by the former Chief Financial Officer. Pursuant to the terms of this agreement, Mr. Syllantavos resigned as the Company's Chief Financial Officer and from the Company's board of directors on August 31, 2011 and received a severance payment amounted to $463.

Additionally, pursuant to the agreement, the Company issued an aggregate of 21,867 common shares to the former Chief Financial Officer. The respective stock based compensation was fully amortized at the date of his resignation on August 31, 2011. The fair value of each share was $34.5 which is equal to the market value of the Company's common stock on the grant date (Note 12).

On July 1, 2011, the Company entered into a consulting agreement with a company owned and controlled by the Company's new Chief Operating Officer. This agreement has an indefinite term and each party may terminate the agreement giving one month's notice. Under this agreement the Company will pay the new Chief Operating Officer a base fee at an annual rate of not less €117,519 (approx. $155). During the years ended December 31, 2010, 2011 and 2012 the consultancy fees under the specific consulting agreement with the new Chief Operating Officer amounted to $0, $81 and $151, respectively.

The related expenses for the Company's executive officers for the years ended December 31, 2010, 2011 and 2012 were $874, $3,505 and $453, respectively and are included under "General and administrative expenses" in the accompanying consolidated statements of operations.

As of December 31, 2011 and 2012, Star Bulk had an outstanding payable balance of $141 and $121, respectively with its Management and Directors, representing unpaid fees for their participation in the Board of Directors of the Company and the other special committees of the board of directors. The related expenses for the years ended December 31, 2010, 2011 and 2012 were $206, $151 and $124, respectively and are included under "General and administrative expenses" in the accompanying consolidated statements of operations.

(c)
Combine Marine Inc. or ("Combine"): On July 4, 2011, Starbulk S.A., entered into a 12-year lease agreement for office space with Combine, a company that was controlled by one of the Company's directors, Mrs. Milena – Maria Pappas and by Mr. Alexandros Pappas, children of the Company's Chairman Mr. Petros Pappas. The lease agreement provided for a monthly rent payment of €5,000 (approx. $6.6). On January 1, 2012 this agreement was mutually terminated without the Company paying any compensation. The related expense for the rent for the year ended December 31, 2011 was $48 and is included under "General and administrative expenses" in the accompanying consolidated statements of operations. As of December 31, 2011, the Company had an outstanding liability of $27 to Combine.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties – (continued):

(d)
Combine Marine Ltd., or Combine Ltd.: On January 1, 2012 Starbulk S.A, entered into a one year lease agreement for office space with Combine Ltd., a company controlled by one of the Company's directors, Mrs. Milena – Maria Pappas and by Mr. Alexandros Pappas, children of the Company's Chairman Mr. Petros Pappas. The lease agreement provides for a monthly rental of €2,500 (approximately $3.3).On January 1, 2013, the agreement was silently renewed and unless terminated by either partry, it will expire in eleven years.  The related expense for the rent for the year ended December 31, 2012 was $40 and is included under "General and administrative expenses" in the accompanying consolidated statements of operations. As of December 31, 2012, the Company had no outstanding payable balance with Combine Marine Ltd.

(e)
Oceanbulk Maritime, S.A., or Oceanbulk: Oceanbulk Maritime S.A, is a ship management company and is controlled by one of the Company's directors Mrs. Milena-Maria Pappas. The Company paid to Oceanbulk a brokerage commission amounting to $660 regarding the sale of vessel Star Beta during the year ended December 31, 2010 (Note 5).

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

During the year ended December 31, 2012 the Company paid to Oceanbulk a brokerage commission amounting to $91 regarding the sale of vessel Star Ypsilon (Note 5). As of December 31, 2012 the Company had no outstanding liability with Oceanbulk.

(f)
Maiden Voyage LLC: Maiden Voyage LLC is owned and controlled by Oceanbulk Carriers LLC, a company minority owned by one of the Company's directors, Mrs. Milena – Maria Pappas. On September 27, 2012, Star Bulk S.A. entered into an agreement with Maiden Voyage LLC, a Marshall Islands company, for the commercial and technical management of the vessel Maiden Voyage, a 2012 built Supramax dry bulk carrier. Pursuant to the terms of this management agreement, Star Bulk S.A. receives a fixed management fee of $0.75 per day beginning on September 28, 2012 and until the agreement's termination by either party giving to the other notice in writing. In this event the agreement shall terminate upon the expiration of a period of two months from the date of notice was given. This vessel is managed under the same strategy as the other vessels in the Company's fleet. The related income for the year ended December 31, 2012, including reimbursement of predelivey expenses incurred by the Company, was $128 and is included under "Management fee income" in the accompanying consolidated statements of operations. As of December 31, 2012 the Company had an outstanding payable balance of $41 with Maiden Voyage LLC.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

3.	Transactions with Related Parties – (continued):

(g)
OOCAPE1 Holdings LLC: OOCAPE1 Holdings LLC is owned and controlled by Oceanbulk Carriers LLC, a company minority owned by one of the Company's directors Mrs. Milena – Maria Pappas. On October 18, 2012, Star Bulk S.A. entered into an agreement with OOCAPE1 Holdings LLC, a Marshall Islands company, for the commercial and technical management of the vessel Obelix, a 2011 built Capesize dry bulk carrier. Pursuant to the terms of this management agreement, Star Bulk S.A receives a fixed management fee of $0.75 per day beginning on October 19, 2012 and until the agreement's termination by either party giving to the other notice in writing. In this event the agreement shall terminate upon the expiration of a period of two months from the date of notice was given. This vessel is managed under the same strategy as the other vessels in the Company's fleet. The related income for the year ended December 31, 2012, including reimbursement of predelivey expenses incurred by the Company, was $76 and is included under "Management fee income" in the accompanying consolidated statements of operations. As of December 31, 2012 the Company had an outstanding receivable balance of $147 with OOCAPE1 Holdings LLC.

4.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2011	2012
Lubricants	$2,200	$1,985
Bunkers	1,667	1,628
Total	$3,867	$3,613

5.	Vessels and Other Fixed Assets, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2011	2012
Cost
Vessels	$876,778	$772,981
Other fixed assets	587	679
Impairment charge	(62,020)	(303,219)
Total cost	815,345	470,441
Accumulated depreciation	(176,813)	(179,234)
Vessels and other fixed assets, net	$638,532	$291,207

Vessel acquired / disposed during the year ended December 31, 2010

On January 18, 2010, the Company entered into a Memorandum of Agreement for the sale of Star Beta to a third party for a contracted sale's price of $22,000. At that date Star Beta was classified as asset held for sale and was recorded at the lower of its carrying amount or fair value less cost to sell. The resulting impairment loss of $34,947 for the year ended December 31, 2010, is included under "Vessel impairment loss" in the accompanying consolidated statements of operations. The vessel was delivered to its new owners on July 7, 2010.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

5.	Vessels and Other Fixed Assets, Net-(continued):

Vessels acquired / disposed during the year ended December 31, 2011

On May 12, 2011, the Company entered into an agreement with Donatus Marine Inc, or Donatus Marine, a Marshall Islands company minority owned by family members of the Company's Chairman, Mr. Petros Pappas, to acquire a 1996-built Capesize vessel, Star Big, ex- Big Fish along with its long-term time charter, for an aggregate purchase price of $27,800. Star Big is under a long-term time charter with a multinational mining company at a rate of $25.0 per day until November 2015. The vessel was delivered to the Company on July 25, 2011, on the same day the vessel underwent its scheduled dry-docking. The Company capitalized the related dry docking expense, which amounted to $1,780 plus an amount of $41, as other capitalized expenses, related to the acquisition of the vessel.

On the same date, the Company also entered into an agreement with Barrington Corporation, a Marshall Islands company minority owned by family members of the Company's Chairman, Mr. Petros Pappas, to acquire a 1994-built Capesize vessel, Star Mega, ex- Megalodon along with its long-term time charter, for an aggregate purchase price of $23,700. Star Mega is under a long-term time charter with a multinational mining company at a rate of $24.5 per day until August 2014. The vessel was delivered to the Company on August 16, 2011. The Company capitalized an amount of $160 as other capitalized expenses, related to the acquisition of the vessel.

On March 24 and April 6, 2010, the Company signed two contracts with the shipbuilder Hanjin HHIC-Phil Inc. to build two Capesize vessels at a price of $106,880 in aggregate. On September 9, 2011 and November 14, 2011 the Company took delivery from the shipyard of vessels, Star Borealis and Star Polaris, respectively. For the year ended December 31, 2011, capitalized interest in connection to the respective vessels amounted to $1,901.

No vessel disposals took place during the year ended December, 31, 2011.

Vessel acquired / disposed during the year ended December 31, 2012

On February 22, 2012, the Company entered into an agreement with a third party in order to sell vessel Star Ypsilon together with a quantity of 667 metric tons of fuel oil, for a contracted price of $9,126 less address commission of 3% and brokerage commission of 2%. The vessel was delivered to its purchasers on March 9, 2012. The net carrying amount of Star Ypsilon as of the date of its delivery was $11,152 and the resulting loss of $3,190 is included under "Loss on sale of vessel" in the accompanying consolidated statements of operations.

No vessel acquisitions took place during the year ended December, 31, 2012.

As of December 31, 2011 and September 30, 2012, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. The review as of December 31, 2011, indicated that such carrying amount was not recoverable for two of the Company's vessels; Star Ypsilon and Star Sigma and as of September 30, 2012,  indicated that such carrying amount was not recoverable for the Company's eight Supramax vessels and one of the Company's oldest Capesize vessel Star Sigma. As of December 31, 2012, no indications existed that the Company should perform any further impairment tests. The Company recognized an impairment loss of $62,020 and $303,219 for the years ended December 31, 2011 and 2012, respectively, which is included under "Vessel impairment loss" in the consolidated statements of operations (Note 18).

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

6.	Fair value of Above/Below Market Acquired Time Charters and Gain/Loss on Time Charter Agreement Termination:

The fair value of the time charters acquired at below/above fair market charter rates on the acquisition of the vessels is summarized below. These amounts are amortized on a straight-line basis to the end of each charter period.

Vessel	Fair value of acquired time charter	Accumulated amortization as of December 31, 2009	Balance December 31, 2009	Amortization 2010	Balance December 31, 2010	Amortization 2011	Balance December 31, 2011	Amortization 2012	Balance December 31, 2012

Fair Value of below market acquired time charter
Star Epsilon	$14,375	14,375	-	-	-	-	-	-	-
Star Theta	12,397	12,397	-	-	-	-	-	-	-
Star Alpha	46,966	46,966	-	-	-	-	-	-	-
Star Delta	13,815	13,815	-	-	-	-	-	-	-
Star Cosmo	3,856	2,044	1,812	1,360	452	452	-	-	-
Total	$91,409	89,597	1,812	1,360	452	452	-	-	-

Fair value of above market acquired time charter
Star Kappa	$1,980	1,980	-	-	-	-	-	-	-
Star Ypsilon	14,417	14,417	-	-	-	-	-	-	-
Star Big	13,733	-	-	-	-	1,180	12,553	3,224	9,329
Star Mega	9,332	-	-	-	-	1,186	8,146	3,145	5,001
Total	$39,462	16,397	-	-	-	2,366	20,699	6,369	14,330

During 2011, the Company acquired two second-hand Capesize vessels, Star Big and Star Mega (Note 5), with existing time charter contracts. Upon their delivery the Company evaluated the attached charter contracts by comparing the charter rates in the acquired time charter agreements with the market rates for equivalent time charter agreements prevailing at the time the foregoing vessels were delivered and recognized an asset of $23,065, $13,733 related to Star Big and $9,332 related to Star Mega. This amount is amortized on a straight-line basis to revenues through the end of the charter period. For the years ended December 31, 2010, 2011 and 2012 the amortization of fair value of above- market acquired time charters amounted to $0, $2,366 and $6,369, respectively, and is included under "Voyage revenues" in the accompanying consolidated statements of operations. For the years ended December 31, 2010, 2011 and 2012 the amortization of fair value of below-market acquired time charters amounted to $1,360, $452 and $0 , respectively, and is included under "Voyage revenues" in the accompanying consolidated statements of operations.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

6.	Fair value of Above/Below Market Acquired Time Charters and Gain/Loss on Time Charter Agreement Termination – (continued):

The estimated aggregate amortization expense of the above market acquired time charters until the end of their useful lives is analyzed as follows:

Years	Amount
December 31, 2013	$6,352
December 31, 2014	5,080
December 31, 2015	2,898
Total	$14,330

The carrying amount of the above market acquired time charters amounting to $14,330 as of December 31, 2012 will be amortized over a weighted-average period of 2.4 years.

Gain/loss on time charter agreement termination

For the year ended December 31, 2011

The vessel Star Cosmo was on time charter at a gross daily charter rate of $35.615 per day for the period from February 10, 2009 until May 1, 2011, and was redelivered earlier to the Company on February 17, 2011. The Company has recognized a gain on time charter agreement termination amounting to $273, which related to the write-off of the unamortized fair value of below market acquired time charter on vessel redelivery date. In addition, the Company recognized a gain amounting to $324 which represented the deferred revenue from the terminated time charter contract.

The vessel Star Omicron was on time charter at a gross daily charter rate of $43.0 per day for the period from April 22, 2008 until February 22, 2011, and was redelivered earlier to the Company on January 17, 2011. The Company recognized a gain amounting to $1,210 which represented the cash consideration received from its charterers relating to the early termination of this charter party.

The vessel Star Sigma was on time charter at a gross daily charter rate of $38.0 per day for the period from March 1, 2009 until October 29, 2013, and was redelivered earlier to the Company on December 31, 2011. The Company has recognized a gain amounting to $203 which represented the deferred revenue from the terminated time charter contract.

For the year ended December 31, 2012

The vessel Star Sigma was time chartered to Pacific Bulk Shipping Ltd. at a gross daily charter rate of $38.0 per day for the period from March 1, 2009 until October 29, 2013, and was redelivered earlier to the Company on December 31, 2011. On January 4, 2012, the Company signed an agreement with the charterer in order to receive an amount of $5,734 in cash, as compensation for the early redelivery of the respective vessel. The total amount was received in January 2012. In addition to the cash payment, Pacific Bulk supplied the Company with 1,027 metric tons of fuel, valued at $720.

All amounts presented above are included under "Gain on time charter agreement termination" in the accompanying consolidated statements of operations for years ended December 31, 2011 and 2012.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

7.           Long-term Debt:

a)	Commerzbank $120,000 facility

On December 27, 2007, the Company entered into a loan agreement with Commerzbank AG in the amount of up to $120,000 in order to partially finance the acquisition cost of the second hand vessels, Star Gamma, Star Delta, Star Epsilon, Star Zeta, and Star Theta, which also provide the security for this loan agreement. Under the terms of this loan facility, the repayment of $120,000 is over a nine year term and divided into two tranches. The first of up to $50,000 is repayable in twenty-eight consecutive quarterly installments which commenced in January 2010: (i) the first four installments amount to $2,250 each, (ii) the next thirteen installments amount to $1,000 each (iii) the remaining eleven installments amount to $1,300 each and a final balloon payment of $13,700 is payable together with the last installment. The second tranche of up to $70,000 is repayable in twenty-eight consecutive quarterly installments which commenced in January 2010: (i) the first four installments amount to $4,000 each (ii) the remaining twenty-four installments amount to $1,750 each and a final balloon payment of $12,000 is payable together with the last installment. The loan bears interest at LIBOR plus a margin at a minimum of 0.8% per annum "p.a." to a maximum of 1.25% p.a. depending on whether the aggregate drawdown ranges from 60% up to 75% of the aggregate market value of the 'initial fleet'.

The loan contains financial covenants, including requirements to maintain (i) a minimum liquidity of $10,000 or $1,000 per vessel, whichever is greater, (ii) the market value adjusted equity ratio shall not be less than 25%, as defined therein, and (iii) an aggregate market value of the vessels mortgaged as security under this loan agreement not less than (a) 125% of the then outstanding borrowings for the first three years and (b) 135% of the then outstanding borrowings thereafter.

On June 10, 2009, the Company entered into a supplemental agreement with Commerzbank. Under the terms of this agreement during the waiver period from December 31, 2008 to January 31, 2010, the security cover requirement was reduced to 111%. As further security for this facility, the Company shall provide a first preferred mortgage on the vessel Star Alpha and shall pledge an amount of $6,000 to the lenders. Furthermore, the interest spread was increased to 2.00% p.a. for the duration of the waiver period. Subsequent to the waiver period, if the asset cover percentage is less than 60%, between 60% to 70%, between 70% to 75% and more than 75%, the interest spread should be 0.8%, 0.9%, 1.0% and 1.25% respectively. In addition, during the waiver period, payments of dividend, share repurchases, and investments are subject to the prior written consent of the lenders.

On December 24, 2009, the Company entered into a second supplemental agreement with Commerzbank. Under the terms of this agreement during the waiver period from February 1, 2010 to June 30, 2010 and from July 1, 2010 to January 31, 2011, the security cover shall be at least 111% and 118%, respectively whether at all times thereafter 135%. Furthermore, the bank consented to: i) the sale of Star Alpha, ii) the payment of dividends not exceeding $0.05 per share in each quarter iii) the reduction of minimum liquidity from $1,000 to $650 per fleet vessel, iv) the increase of the pledged deposit by $1,250 from $6,000 to $7,250. The interest spread was also maintained to 2.00% p.a. for the duration of the waiver period. Based on the same agreement after the waiver period on January 31, 2011 the minimum liquidity was increased from $650 to $1,000 per fleet vessel and the pledged deposit of $7,250 was released.

As of December 31, 2011 and 2012, the Company had outstanding borrowings of $84,000 and $71,386 respectively, under this loan agreement.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

 7.           Long-term Debt- (continued):

b)	Commerzbank $26,000 facility

On September 3, 2010 the Company entered into a loan agreement with Commerzbank AG in the amount of up to $26,000 in order to partially finance the acquisition cost of the second hand vessel, Star Aurora, which is also provided as security for this loan agreement. The loan is repayable over a six year period, in twenty-four consecutive quarterly installments of $950 each, which commenced in December 2010, three months after the drawdown, and a final balloon payment of $3,200 payable together with the last installment. The loan bears interest at LIBOR plus a margin of 2.6% p.a.

The loan contains financial covenants, including requirements to maintain (i) a minimum liquidity of $10,000 or $1,000 per vessel, whichever is greater (ii) the market value adjusted equity ratio shall not be less than 25%, as defined therein, (iii) an actual pledged amount of $650 for this vessel that will increase to $1,000 when cash pledged due to waiver dated December 24, 2009 shall be released, and (iv) an aggregate market value of the vessel mortgaged as security under this loan agreement not less than 135% of the then outstanding borrowings at all times.

As of December 31, 2011 and 2012, the Company had outstanding borrowings of $21,250 and $17,064 respectively, under this loan agreement.

Restructuring Agreement - Commerzbank $120,000 and $26,000 facilities

On December 17, 2012, the Company agreed to enter into a loan supplemental agreement and agreed to amend the terms included in both loan agreements of $120,000 and $26,000 with Commerzbank AG (see a and b), as described below:

•
To defer 60% and 50% of the installments for the years ending December 31, 2013 and 2014, respectively, (the "Deferred Amounts"); the Deferred Amounts will be added to the balloon payments, payable upon the expiration of the loan agreements in the fourth quarter of 2016 or in accordance with a cash sweep mechanism (see discussion below);

•	The on-charter covenant for the vessel Star Aurora on the $26,000 loan agreement to be waived until July 31, 2015;

•
Minimum asset cover ratio, which is the ratio of the aggregate market value of the vessels mortgaged as security under this loan agreement to the outstanding loan amount, to be reduced from 135%, to 80%, from September 30, 2012 up to the year ending December 31, 2013, to 85% for the six month period ending June 30, 2014, to 90% for the six month period ending December 31, 2014 and to 110% for the six month period ending June 30, 2015. Thereafter and until the repayment of the loan the asset cover ratio will be set to its initial level of 135%;

•	Minimum liquidity requirement to be reduced to $500 for each of the Company's vessels from $1,000, until December 31, 2014;

•	The actual pledged amount on the $26,000 loan agreement, to be reduced to $750 from $1,000;

•	Margin to be increased to 3.00% p.a., for both facilities for as long as deferred amounts are outstanding and/or until original terms are complied with;

•	The Company to pay a flat fee of 0.40% of the combined outstanding loan amount of the two facilities to the lender;

•	The market value adjusted equity ratio to be reduced to 15% from 25%, from September 30, 2012 up to the year ending December 31, 2014;

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

7.           Long-term Debt- (continued):

Restructuring Agreement - Commerzbank $120,000 and $26,000 facilities – (continued)

•
Additional financial covenant requirement to be added, ratio of EBITDA (as will be defined in the definitive documentation) to interest of not less than 1.5:1.0 for the years ending December 31, 2013 and 2014.

These amendments will apply, subject to several conditions, as described below:

•
A semi-annual cash sweep mechanism to be implemented on all mortgaged vessels on an individual vessel basis. Under this mechanism all earnings of these vessels after operating expenses, dry docking provision, general and administrative expenses and debt service, if any, are to be used as repayment of the Deferred Amounts;

•	Star Bulk Carriers Corp. shall not pay any dividends following the agreement with the Bank as long as Deferred Amounts are outstanding and/or until original terms are complied with;

•	A prepayment of $2.0 million, payable by December 31, 2012, to be applied pro rata against the balloon payments of the two facilities;

•	An equity increase of $30.0 million to be effected until and including December 31, 2013;

•	Increase the Company's vessel management services to cover at least 10 third-party vessels by December 31, 2013.

c)	Credit Agricole Corporate and Investment Bank $70,000 facility

On January 20, 2011, the Company entered into a loan agreement with Credit Agricole Corporate and Investment Bank for a term loan up to $70,000 to partially finance the construction cost of Company's two Newbuildings, Star Borealis and Star Polaris, which were delivered in 2011. The shipbuilding contracts and refund guarantees were assigned to the lender as security for this loan agreement and the vessels, upon their delivery, were mortgaged as security for this loan agreement. The total amount that was drawn down totaled to $67,275. Under the terms of this term loan facility, the repayment is over a seven year period and commenced three months after the delivery of each vessel. The loan is repayable in twenty eight consecutive quarterly installments, per vessel, amounting to $485.4 and $499.7, respectively and a final balloon payment which is payable together with the last installment of $19,558.2 and $20,134 for Star Borealis and Star Polaris, respectively. The loan bears interest at LIBOR plus a margin of 2.7% p.a.

This loan agreement with Credit Agricole Corporate and Investment Bank contains financial covenants, including requirements to maintain (i) a minimum liquidity of $10,000 or $500 per fleet vessel, whichever is greater, (ii) the total indebtedness of the borrower over the market value of all vessels owned shall not be greater than 0.7:1, effective from October 15, 2011, and (iii) an actual pledged amount of $500 per mortgaged vessel and (iv) the minimum asset cover ratio shall not be less than (a) 120% during the first two years from delivery of each vessel and (b) 125% of the then outstanding borrowings thereafter, unless a mortgaged vessel is subject to an approved charter with an unexpired duration at least 18 months, in which case the relevant percentage shall be 120% for the duration such approved charter.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

7.           Long-term Debt- (continued):

c)	Credit Agricole Corporate and Investment Bank $70,000 facility-(continued)

On December 14, 2012, the Company agreed to enter into a loan supplemental agreement and agreed, to amended terms with Crédit Agricole Corporate and Investment Bank, as described below:

•	The ratio of the total indebtedness of the borrower less liquid funds over the market value of all vessels owned to be increased to 0.95:1.0 from 0.7:1.0 until March 31, 2014;

•
Minimum asset cover ratio, which is the ratio of the aggregate market value of the vessels mortgaged as security under this loan agreement to the outstanding loan amount will be amended to 105% from 120% until the March 31, 2014. Thereafter and until the repayment of the loan the asset cover ratio will return to its initial level;

•	Minimum liquidity will be decreased to $7,000 or $500 per fleet vessel, whichever is higher, from $10,000;

•
Star Bulk Carriers Corp. shall not pay any dividends until March 31, 2014 and as long as the financial covenants included in the original agreement dated January 20, 2011 are not met. During this period, all surplus earnings of the financed vessels under the specific loan agreement, after operating expenses and debt service will be held in lender's account and not to be distributed to the Company.

As of December 31, 2011 and December 31, 2012, the Company had outstanding borrowings of $66,790 and $62,849 respectively, under this loan agreement.

d)	ABN AMRO Bank $31,000 facility

On July 21, 2011, the Company entered into a senior secured credit facility with ABN AMRO Bank for $31,000, which was drawn down in full to partially finance the acquisition of Star Big and Star Mega, which were mortgaged to provide the security for this senior secured credit facility. Under this senior secured credit facility, the wholly-owned subsidiaries that own these two vessels are the borrowers and the Company is the corporate guarantor. This senior secured credit facility is repayable in 18 consecutive quarterly installments which commenced three months after the initial borrowings, in October 2011. The first 14 installments amount to $1,400 each, the remaining four installments amount to $625 each and a final balloon payment of $8,900 is payable together with the last installment. This senior secured credit facility bears interest at LIBOR plus a margin of 2.9%.

This senior secured credit facility contains financial covenants and other customary covenants, including requirements to maintain: (i) the leverage ratio shall not be greater than 70%, (ii) a ratio of EBITDA  to interest expense, no less than 3.0:1.0, (iii) minimum liquidity of $10,000 or $750 for each of the Company's vessels, whichever is greater, (iv) a minimum market adjusted net worth of not less than $100,000 and (v) a maintenance reserve account up to $1,500 which can only be used for the payment of the dry-docking of vessel Star Mega. The total amount included in the maintenance reserve account was released in September 2012 in order to cover part of the respective vessel's dry-docking cost. This senior secured credit facility also requires the borrowers to maintain an aggregate charter-free fair market value of Star Big and Star Mega of at least 135% of the amount outstanding under the facility until three months prior to the expiration of the time charter of the Star Mega and 150% thereafter. In addition, the facility requires the Company's Chairman, including members of his immediate family, to maintain minimum levels of beneficial ownership of the Company's outstanding common shares.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

7.           Long-term Debt- (continued):

d)	ABN AMRO Bank $31,000 facility (continued)

On March 16, 2012, the Company entered into a supplemental agreement with ABN AMRO Bank (the Company was committed to this agreement as of January 26, 2012). Under the terms of this agreement for the period from January 26, 2012 until January 31, 2013 the "Waiver Period", the minimum security cover ratio was reduced to 100%, the leverage ratio increased to 75% and the margin increased to 3.4% p.a. from 2.9% p.a.

On January 29, 2013, the Company entered into a waiver agreement with ABN Amro Bank N.V. Under the terms of this agreement for the period from October 1, 2012 until December 31, 2014 the "New Waiver Period", it is agreed to amended terms as described below:

•	The minimum market adjusted net worth of the group to be decreased to $30,000 from $100,000;

•	The minimum liquidity of $750 per fleet vessel to be reduced to $500 per fleet vessel;

•	Ratio of EBITDA to interest expense to be decreased to 1.5:1.0 from 3.0:1.0;

•	Total leverage ratio of the corporate guarantor to be increased to 110% from 75%;

•
Minimum security cover ratio, which is the ratio of the aggregate market value of the vessels mortgaged as security under this loan agreement to the outstanding loan amount, to be amended to 75% from 100%.

These amendments will apply, subject to several conditions, as described below:

•	Margin increase of 50bp if the Company fails to raise equity in an amount of $30.0 million until March 31, 2013;

•	Star Bulk Carriers Corp. shall not pay any dividends during the New Waiver Period.

As of December 31, 2011 and, 2012, the Company had outstanding borrowings of $29,600 and $24,000 respectively, under this loan agreement.

e)	HSH Nordbank AG $64,500 facility

On October 3, 2011 the Company entered into a new $64,500 secured term loan agreement with HSH Nordbank AG. Under this facility, Company's wholly-owned subsidiaries that own Star Cosmo, Star Kappa, Star Sigma, Star Omicron and Star Ypsilon are the borrowers and Star Bulk Carriers Corp. is the corporate guarantor. The borrowing under this new loan agreement together with $5,326 in cash used to repay in full the Company's indebtedness under its old loan agreements with Piraeus Bank S.A; a term loan of $150,000 dated April 14, 2008 and of a term loan of $35,000 dated July 1, 2008, in 2011. The senior secured term loan facility consisted of two tranches. The first tranche amounted to $48,500 the ("Supramax Tranche") and is repayable in 20 quartely consecutive installments of $1,250 each, which commenced in January 2012, and a final balloon payment of $23,500. The second tranche amounted to $16,000 the ("Capesize Tranche") and is repayable in 12 consecutive installments of $1,333 each, which commenced in January 2012. The Supramax Tranche bears interest at LIBOR or cost of funds, whichever is greater plus a margin of 2.75% and the Capesize Tranche bears interest at LIBOR or cost of funds whichever is greater, plus a margin of 3.00%.

This loan agreement contains financial covenants including requirements to maintain (i) the ratio of indebtedness of the borrower over the aggregate fair market value of the assets shall not be greater than 75% until December 31, 2013 and 70% thereafter; (ii) a minimum market adjusted net worth of not less than $100,000; (iii) a minimum interest coverage ratio of not less than 2.0:1.0; (iv) an actual pledged amount of $2,000 or $400 for each mortgaged vessel under this credit facility, whichever is greater; (v) a minimum liquidity of $10,000; (vi) an actual pledged amount of $6,504 representing the shortfall between the drawdown amount and the fair value of the collateral vessels on the drawdown date; and (vii) an aggregate market value of the vessels mortgaged as security under this loan agreement should not be less than (a) 125% of the then outstanding borrowings until the repayment of Capesize Tranche and (b) 167% of the then outstanding borrowings thereafter.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

7.           Long-term Debt- (continued):

e)	HSH Nordbank AG $64,500 facility (continued)

Restructuring Agreement

On December 21, 2012, the Company agreed to enter into a loan supplemental agreement and agreed to amended terms with HSH Nordbank AG, as described below:

•	To defer of a minimum of approximately $3.5 million during the period from January 1, 2013 until December 31, 2014;

•
To prepay in total $6.6 million of which $3.5 million will be applied against the balloon payment of Supramax Tranche and $3.1 million will be applied pro-rata against the eight quarterly repayment installments of the Supramax Tranche starting with the scheduled repayment date in January 2013, using pledged cash already held by the bank. This pledged amount will cease being a requirement for this facility following the prepayment;

•
The actual pledged amount to be reduced to $200 from $400 for each mortgaged vessel under this credit facility. The released amount of $800 to be used as a partial prepayment of the Supramax Tranche (50% to be applied against the balloon payment of the Supramax Tranche and the remaining 50% to be applied pro-rata against the eight quarterly repayment installments of the Supramax Tranche starting with the scheduled repayment date in January 2013).

•	The minimum liquidity of $10,000 to be reduced to $7,000 or $500 per fleet vessel until and including December 31, 2014;

•	The ratio of indebtedness of the borrowers over the aggregate fair market value of assets to be increased to 90% from 75% until and including December 31, 2014;

•	The minimum market adjusted net worth of the Company to be decreased to $30,000 from $100,000 until and including December 31, 2014;

•
The asset cover ratio, which is the ratio of the aggregate market value of the vessels mortgaged as security under this loan agreement to the outstanding loan amount, to be amended to 100% from September 30, 2012 until and including December 31, 2012 and to 110% from January 1, 2013 until and including December 31, 2013. Thereafter and until the repayment of the loan, the asset cover ratio to return to 125%;

•
The margin to be increased to 3.50% for both Supramax and Capesize Tranches from 3.00% and 2.75% for the Capesize and the Supramax Tranche, respectively, from January 1, 2013 until December 31, 2014 (in the case that an event of default and/or covenant breach, has occurred, the increased margin will apply until the breach is remedied);

•
The waiver of the aggregated market value covenant, which required the vessels mortgaged under this loan agreement to maintain a value of 167% of the outstanding borrowings, upon the repayment of the Capesize Tranche, until and including December 31, 2013.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

7.           Long-term Debt- (continued):

e)	HSH Nordbank AG $64,500 facility (continued)

These amendments will apply, subject to several conditions, as described below:

•
A semi-annual cash sweep mechanism will be effected from June 30, 2013 and will be implemented on all vessels mortgaged under this loan agreement on an individual vessel basis. Under this mechanism all earnings of these vessels after operating expenses, dry docking provision, general and administrative expenses and debt service, if any, are to be used as applied to the balloon payment of the Supramax Tranche.

•
In the event of the sale of the vessel Star Sigma during the calendar years 2013 and 2014, proceeds from such sale will be used to fully repay the Capesize Tranche, while the remaining amount will be applied pro-rata against the remaining quarterly repayment installments of the Supramax Tranche until December 31, 2014;

•	Star Bulk Carriers Corp. and the ship-owning subsidiaries shall not pay any dividends following the agreement with the Bank until December 31, 2014, or later in case of a covenant breach;

•
An equity increase of a minimum of $20.0 million within the year ending December 31, 2013 and starting to apply from October 1, 2013, the proceeds of which are to be used solely for investment on new vessels' acquisition(s);

•	Payment of a one-time processing fee of $12.

As of December 31, 2011 and, 2012, the Company had outstanding borrowings of $64,500 and $48,815 respectively, under this loan agreement.

As of December 31, 2012 the Company was in compliance with the restructured loan covenants.

The weighted average interest rate related to the Company's existing debt (including the margin) as of December 31, 2010, 2011 and 2012 was 2.73%, 3.25% and 2.92% respectively.

The principal payments required to be made after December 31, 2012 for all outstanding debt are as follows:

Years	Amount
December 31, 2013	$28,766
December 31, 2014	23,300
December 31, 2015	28,215
December 31, 2016	96,745
December 31, 2017	3,941
December 31, 2018 and thereafter	43,147
Total	$224,114

Interest expense for the years ended December 31, 2010, 2011 and 2012 amounting to $5,317, $4,698 and $7,167, respectively, amortization of deferred finance fees amounting to $329, $329 and $502, respectively, and other finance fees amounting to $270, $200 and $169, respectively, are included under "Interest and finance costs" in the accompanying consolidated statements of operations.

The unamortized balance of the deferred financing fees relating to Piraeus Bank S.A. loan facilities, which were fully repaid in 2011, amounting to $307, were written off and included under "Loss on debt extinguishment" in the accompanying consolidated statement of operations for the year ended December 31, 2011.

All vessels are first-priority mortgaged as collateral to the Company's loan facilities.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

8.	Preferred, Common Stock and Additional Paid in Capital:

Preferred Stock: Star Bulk is authorized to issue up to 25,000,000 shares of preferred stock, $0.01 par value with such designations, as voting, and other rights and preferences, as determined by the Board of Directors. As of December 31, 2011 and 2012 the Company had not issued any preferred stock.

Common Stock: Until 2009, Star Bulk was authorized to issue 100,000,000 registered common shares, par value $0.01. On November 23, 2009 at the Company's annual meeting of shareholders, the Company's shareholders voted to approve an amendment to the Amended and Restated Articles of Incorporation increasing the number of common shares that the Company was authorized to issue from 100,000,000 registered common shares, par value $0.01 per share, to 300,000,000 registered common shares, par value $0.01 per share.

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

On July 22, 2011, the Company offered 16,700,000 common shares in an underwritten public offering at a public offering price of $1.80 per share less underwriters' discount. All of the shares in the offering were sold by the Company. The Company used the net proceeds of this offering to fund a portion of the aggregate purchase price of Star Big and Star Mega and for working capital purposes.

15-for-1 reverse stock split: Effective as of the opening of trading on October 15, 2012, the Company affected a one-for-fifteen reverse stock split of its common shares. The reverse stock split was approved by shareholders at the Company's 2012 Annual General Meeting of Shareholders held on September 7, 2012. The reverse stock split reduced the number of the Company's common shares from 81,012,403 to 5,400,810 and affected all issued and outstanding common shares. No fractional shares were issued in connection to the reverse split. Shareholders who would otherwise hold a fractional share of the Company's common stock received a cash payment in lieu of such fractional share.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

 8.    Preferred, Common Stock and Additional Paid in Capital (continued):

Share re-purchase Plan: On February 23, 2010, the Company's Board of Directors adopted a stock repurchase plan for up to $30,000 to be used for repurchasing the Company's common shares until December 31, 2011. All repurchased shares will be cancelled and removed from the Company's share capital.

On August 10, 2011, the Company's Board of Directors decided to reinstate the share repurchase plan with the limitation of acquiring up to a maximum amount of $3,000 worth of Company's shares, at a maximum price of $1.30 per share. On November 9, 2011 the Company's Board of Directors extended the duration of the share repurchase plan until December 31, 2012.

During the year ended December 31, 2012 the Company repurchased and cancelled 61,730 treasury shares, which were repurchased in the open market for an aggregate purchase price of $0.9 million, pursuant to the terms of Company's existing share repurchase plan and has $2.1 million of remaining capacity under the plan.

During the years ended December 31, 2010 and 2011, there were no shares repurchased.

9.	Other Operational Gain:

For the year ended December 31, 2010, other operational gain totaled $26,648 and represented a gain of $21,648 in connection to the settlement of a commercial claim, related to the vessel Star Ypsilon (see Note 15 (c)) and an amount of $5,000 from the sale of 45% interest in future proceeds related to the settlement of several commercial claims (Note 10). Other operational gain for the year ended December 31, 2011 totaled $9,260 and comprised of a consideration received of $9,000 related to the settlement of a commercial claim with Oldendorff Gmbh & Co. KG (see Note 15(a)), and a gain of $260 relating to a hull and machinery claim. For the year ended December 31, 2012, other operational gain totaling $3,507, mainly consists of $2,514 and $157, which represent non-recurring revenues from the settlement of two commercial claims (see Note 15 (d) and (f)) and a gain from hull & machinery claim amounting to $812.

10.	Other Operational Loss:

On September 29, 2010, the Company agreed with a third party to sell a 45% interest in the future proceeds related to the recovery of certain of the commercial claims against a consideration of $5,000 (Note 15(a) and Note 15(d)). During the year ended December 31, 2011 the Company paid $4,050 to the third party relating to the settlement of one of the legal cases included in the above mentioned agreement. This amount is presented in "Other operational loss" in the accompanying consolidated statements of loss. For the year ended December 31, 2012, other operational loss amounting to $1,226 mainly consists of an amount of $1,131 representing the expense incurred by the Company towards the third party mentioned above, in connection with the settlement of one of the legal cases also included in the above mentioned agreement. For the year ended December 31, 2010, no other operational loss was recorded.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

11.	Losses per Share:

All shares issued (including the restricted shares issued under the Company's equity incentive plan) are the Company's common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreement. The calculation of basic loss per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. For the years ended December 31, 2010, 2011 and 2012 the weighted average number of diluted shares outstanding would have included  the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding. However, and as the Company incurred losses in these years, the effect of such incremental shares would be anti-dilutive and therefore, basic and diluted losses per share are the same amounts. The Company calculates basic and diluted losses per share as follows:

	2010	2011	2012
Loss:
Net loss	$(5,131)	$(69,559)	$(314,521)

Weighted average common shares outstanding, basic and diluted	4,099,277	4,736,485	5,393,131

Loss per share, basic and diluted	$(1.25)	$(14.69)	$(58.32)

12.	Equity Incentive Plan:

On February 8, 2007, the Company's Board of Directors adopted a resolution approving the terms and provisions of the Company's Equity Incentive Plan (2007 Plan). The Plan is designed to provide certain key persons, whose initiative and efforts are deemed to be important to the successful conduct of the business of the Company, with incentives to enter into and remain in the service of the Company, acquire a propriety interest in the success of the Company, maximize their performance, and enhance the long-term performance of the Company.

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

On August 31, 2011, the board of directors adopted the 2011 Equity Incentive Plan (the 2011 Plan). The Company reserved a total of 2,000,000 shares of common stock for issuance under the 2011 Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in such plan. All provisions of the 2011 Plan are similar with the 2007 and 2010 Plans provisions.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

12.	Equity Incentive Plan (continued):

Pursuant to Company's 2011, 2010 and 2007 Equity Incentive Plans, the Company issued the following securities:

i)
On December 3, 2007, the Company granted to Mr. Tsirigakis, the Company's former Chief Executive Officer, and Mr. Syllantavos, the Company's former Chief Financial Officer, 6,000 and 5,000 non-vested shares of Star Bulk common stock, respectively.  The fair value of each share was $230.10, which is equal to the market value of the Company's common stock on the grant date. The shares vest in three equal installments on July 1, 2008, 2009 and 2010. All 11,000 shares granted under this Plan were issued during 2008.

ii)
On March 31, 2008, the Company concluded an agreement with Company's Director Mr. P. Espig.  Under this agreement, which is part of Company's Equity incentive plan, Mr. Espig received 10,000 non-vested shares of Star Bulk common stock. The fair value of each share was $170.85 which is equal to the market value of the Company's common stock on the grant date. The shares vested in two equal installments on April 1, 2008 and 2009. All 10,000 shares granted under this Plan were issued during 2008.

iii)
On December 5, 2008, an aggregate of 8,667 non-vested common shares to all of the Company's employees and an aggregate of 62,667 non-vested common shares to the members of the board of directors. The fair value of each share was $27.00 which is equal to the market value of the Company's common stock on the grant date. These shares were issued on January 20, 2009 and vested on January 31, 2009.

iv)
On February 4, 2010, an aggregate of 7,707 non-vested common shares to all Company's employees subject to applicable vesting of 4,624 common shares on June 30, 2010 and 3,083 common shares on June 30, 2011. The fair value of each share was $39.90 which is equal to the market value of the Company's common stock on the grant date.

v)
On February 24, 2010, an aggregate of 65,333 non-vested common shares to the members of Company's Board of Directors subject to applicable vesting of 32,667 common shares on each of June 30 and September 30, 2010. The fair value of each share was $41.25 which is equal to the market value of the Company's common stock on the grant date.

vi)
On October 20, 2010, an aggregate of 9,333 non-vested common shares to all of the Company's employees and an aggregate of 71,333 non-vested common shares to the members of board of directors. The fair value of each share was $42.00 which is equal to the market value of the Company's common stock on the grant date. These shares vested on December 31, 2010.

vii)
On February 7, 2011, 28,000 common shares were granted to Mr. Spyros Capralos, the Company's new Chief Executive Officer, pursuant to the terms of consultancy agreement with an entity owned and controlled by him. The shares vest in three equal installments on February 7, 2012, 2013 and 2014. The fair value of each share was $36.75 and has been determined by reference to the closing price of the Company's common stock on the grant date. The first installment of 9,333 shares that were vested on February 7, 2012, issued on April 20, 2012.

viii)
On May 12, 2011, 16,533 restricted non-vested common shares and 5,533 common shares were granted to the former Chief Financial Officer pursuant to an agreement dated May 12, 2011 covering the terms of his severance. The respective stock based compensation was fully amortized at the date of his resignation by August 31, 2011. The fair value of each share was $34.50 and has been determined by reference to the closing price of the Company's common stock on the grant date.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

12.           Equity Incentive Plan – (continued):

ix)
On January 17, 2012, 90,667 restricted common shares were granted to certain directors, officers, employees of the Company and its subsidiaries. The fair value of each share was $13.50 and has been determined by reference to the closing price of the Company's common stock on the grant date. The respective shares were issued on April 20, 2012 and vested on March 30, 2012.

On September 20, 2011, the Company filed a registration statement on Form S-8 (File No. 333-176922) that covers the resale of up to 311,007 of the common shares that have been and may be issued under its 2007, 2010 and 2011 equity incentive plans.

All non-vested shares are conditional upon the grantee's continued service as an employee of the Company. The grantee does not have the right to vote such non-vested shares until they vest or exercise any right as a shareholder of these shares, however, the issued and non-vested shares pay dividends as declared. For the years ended December 31, 2010, 2011, and 2012 the Company paid dividends on non-vested shares which amounted to $89, $29 and $0, respectively.

The Company estimates that there will be no forfeitures of non-vested shares. The shares which are issued in accordance with the terms of the Company's Equity Incentive Plans remain restricted until they vest.  For the years ended December 31, 2010, 2011 and 2012, stock based compensation cost was $6,511, $1,362 and $1,546 respectively, and is included under "General and administrative expenses" in the accompanying consolidated statement of operations.

A summary of the status of the Company's non-vested shares as of December 31, 2010, 2011 and 2012, and the movement during the years ended December 31, 2011 and 2012, is presented below.

	Number of shares	Weighted Average Grant Date Fair Value

Unvested as at January 1, 2010	3,666	$230.10
Granted	153,707	41.55
Vested	(154,291)	46.05
Unvested as at December 31, 2010	3,082	$39.90

Unvested as at January 1, 2011	3,082	$39.90
Granted	49,867	35.70
Vested	(24,949)	35.10
Unvested as at December 31, 2011	28,000	$36.75

Unvested as at January 1, 2012	28,000	$36.75
Granted	90,667	13.50
Vested	(100,000)	15.67
Unvested as at December 31, 2012	18,667	$36.75

As of December 31, 2012, there was $144 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Equity Incentive Plans. The cost is expected to be recognized over a weighted-average period of 0.98 years. The total fair value of shares vested during the years ended December 31, 2010, 2011 and 2012 was $6,113, $561 and $1,386, respectively.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

13.	Accrued Liabilities

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2011	2012
Audit fees	$213	$159
Legal fees	7	7
Other professional fees	52	26
Vessel Operating and voyage expenses	2,039	1,835
Loan interest and financing fees	1,559	1,395
Total Accrued Liabilities	$3,870	$3,422

14.	Income Taxes:

a)	Taxation on Marshall Islands Registered Companies

Under the laws of the countries of the shipowning companies' incorporation and/or vessels' registration, the shipowning companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes, which have been included under "Vessel operating expenses" in the accompanying statements of operations.

b)	Taxation on US Source Income – Shipping Income

The Company believes that it and its subsidiaries are exempt from U.S. federal income tax at 4% on U.S. source shipping income, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States, and the Company's stock is primarily and regularly traded on an established securities market in the United States, as defined by the Internal Revenue Code (IRC) of the United States.  Under IRS regulations, a Company's stock will be considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; or (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of the Company's stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the Company's outstanding stock, ("5 Percent Override Rule").

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

15.	Commitments and Contingencies:

Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. The Company's vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company's vessels are entered. The Company's vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls in respect of any policy years other than those that have already been recorded in its consolidated financial statements.

a.
The Company commenced in 2008 an arbitration proceeding as claimant against Oldendorff Gmbh & Co. KG of Germany ("Oldendorff"), seeking damages resulting from Oldendorff's repudiation of a charter party relating to the vessel Star Beta. Under the terms of the settlement agreement dated April 1, 2011, Oldendorff paid to the Company an amount of $9,000 which is included under "Other operational gain" in the accompanying consolidated statements of operations for the year ended December 31, 2011 (Note 9).

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

c.
Arbitration proceedings against TMT seeking damages resulting from TMT's repudiation of the charter party of the vessel Star Ypsilon due to the nonpayment of charter hire of $2,606 related to this vessel were discontinued in October 2010.  During the months June and July 2010 the Company received the amount of $2,082 for unpaid charter hire, bunkers and interest. A final settlement was reached during October 2010, according to which the Company received the amount of $22,222, which resulted to a gain amounted to $21,648 and is included under "Other operational gain" for the year ended December 31, 2010, associated with the settlement of the unrealized revenues due to the early termination of the time charter of the vessel that occurred in July 2009 (Note 9).

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

15.	Commitments and Contingencies (continued):

d.
The Company commenced arbitration proceedings against Ishhar Overseas that was the previous charterer of the vessels Star Epsilon and Star Kappa. The Company sought damages for repudiations of the charter parties due to early redelivery of the vessel as well as unpaid hire of $1,949. The Company pursued an interim award for such nonpayment of charter hire and an award for the loss of charter hire for the remaining period of the charter parties. Claim submissions were filed. As of December 31, 2011, the Company determined that this amount was not recoverable and recognized a provision for doubtful receivables, amounting to $1,949, which is included under "Bad debt expense" in the accompanying consolidated statements of loss for the year ended December 31, 2011. On September 5, 2012, a settlement agreement was signed between the shipowning companies of Star Epsilon and Star Kappa and Bhatia International Ltd, which is the parent company of Ishhar Overseas. Pursuant to the terms of this agreement the Company will receive an amount of $5,000 in seventeen installments.

The first installment of $500 was received upon the execution of the settlement agreement and the next sixteen monthly installments varying between $250 and $500 will be received the last day of each month beginning from September 30, 2012. As of December 31, 2012 the Company has received an amount of $2,514 under the respective agreement which is included under "Other operational gain" in the accompanying consolidated statement of operations for the year ended December 31, 2012 (Note 9).

e.
During July 2010, a dispute arose between the Company and Deiulemar that was the charterer of the vessel Star Beta, for due hire and damages for the late redelivery of the vessel amounting to $1,732 which was included under "Trade accounts receivable, net" in accompanying consolidated balance sheets, while the charterers have a counterclaim for the vessel's performance. Pursuant to a settlement agreement signed on February 20, 2012, the Company received the amount of $1,040, the arbitration proceedings were discontinued and each party released each other from its respective claim. This event was qualified as an adjusting subsequent event under ASC 855 "Subsequent Events" and therefore the Company recognized a respective provision, amounting to $692, which was included under "Bad debt expense" in the accompanying consolidated statements of operations for the year ended December 31, 2011.

f.
In February 2011, Korea Line Corporation ("KLC"), charterers at the time of the vessel Star Gamma and of the vessel Star Cosmo commenced rehabilitation proceedings in Seoul, Korea. Under the rehabilitation plan approved by the KLC's creditors on October 14, 2011, the Company was entitled to receive an amount of $6,839, 37% of which will be repaid in cash over a period of ten years and the remaining 63% shall be converted into KLC's shares. The Company will receive one common share of KLC with par value of KRW 5,000 (approx. $0.0047) for each KRW 100,000 (approx. $0.09) of claim. Based on the terms of the rehabilitation plan, the shares of KLC will be locked up for six months before trade. The Company does not expect that will have either control or significant influence over KLC as a result of the shares entitled to receive under the terms of the rehabilitation plan. In addition, the Company entered into a direct agreement with the KLC under which the Company received an amount of $172 in October 2011 and an amount of $172 in January 2013, as part of the due hire for Star Gamma. Finally, the Company entered into two tripartite agreements with KLC and the sub-charterers of the vessels Star Gamma and Star Cosmo following the exercise of liens on the subhires due to KLC.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

15.	Commitments and Contingencies – (continued):

Under these agreements the Company received an amount of $86 from Star Gamma subcharter in December 2011 and an amount of $121 in March 2012 from Star Cosmo subcharterer. As of December 31, 2011, the Company determined that an amount of $498 was not recoverable due to the long term time period of KLC's rehabilitation plan and the uncertainty surrounding the continuation of KLC's operations and recognized a corresponding provision which is included under "Bad debt expense" in the accompanying consolidated statements of loss.

On November 19, 2012, the Company received 46,007 shares of KLC as part of the rehabilitation plan described above for the vessel Star Gamma, the shares were sold the same date at the average price of KRW 3,456. The cash proceeds from the sale of the respective shares amounted to $144. In December 2012, the Company also received an amount of $12 and $1 in cash, for Star Gamma and Star Cosmo respectively, pursuant to the terms of the rehabilitation plan. Total amount of $157 is included under "Other operational gain" in the accompanying consolidated statements of loss for the year ended December 31, 2012 (Note 9). The next bunch of 2,872 shares for the vessel Star Cosmo is expected to be released from lock up on June 4, 2013.

On September 29, 2010, the Company agreed with a third party to sell its 45% interest in the future proceeds related to the recovery of several commercial claims (Note 15(a) and Note 15(d)) against a consideration of $5,000 which is included under "Other operational gain" in the accompanying consolidated statements of operations for the year ended December 31, 2010. This amount was collected in October 2010 (Note 10).

In July 2011, the Company posted a cash collateral of €340,000 (approx. $448), in Spain for Star Cosmo which had allegedly discharged oily water while sailing in Spanish waters in May 2011.  Administrative investigations commenced locally. The cash collateral of €340,000 has been released to the Company in March 2012, after being replaced by a P&I Letter of undertaking. The fines imposed have now been reduced to €260,000 (approx. $343) and the Company plans to file an administrative appeal to further reduce them or have them revoked. Until an irrevocable judgment is issued, the Company cannot estimate its exposure. Up to $1 billion of the liabilities associated with the individual vessels' actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club Insurance. The Company has not accrued any amount for the specific case.

Future minimum contractual charter revenue

Future minimum contractual charter revenue, based on vessels committed to non-cancelable, time charter contracts net of address commission which amounted to $2,018, as of December 31, 2012 will be:

Years ending December 31,	Amount*
2013	$39,873
2014	22,355
2015	16,950
2016	8,761
2017	9,034
2018 and thereafter	31,630
Total	$128,603

*	These amounts do not include any assumed off-hire except for the scheduled interim and special surveys of the vessels.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

16.	Trade Accounts Receivable, Net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2011	2012
Trade accounts receivable	$7,901	$5,969
Allowance for doubtful debts	(3,139)	-
Total Accounts Receivable, Net	$4,762	$5,969

The movement in the allowance for doubtful debts is analyzed as follows:

	2011	2012
Balance as at January 1	$-	$-
Bad debt expense	3,139	-
Less: Amount written off during the year	-	-
Balance as at December 31	$3,139	$-

17.           Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2010	2011	2012
Voyage expenses
Port charges	$1,047	$694	$2,484
Bunkers	1,544	915	10,788
Commissions – third parties	1,180	1,347	947
Commissions – related parties	1,540	1,237	1,134
Chartered-in vessel expenses	11,180	17,909	4,050
Miscellaneous	348	327	195
Total voyage expenses	$16,839	$22,429	$19,598

Vessel operating expenses
Crew wages and related costs	$12,348	$12,938	$14,498
Insurances	2,195	2,399	2,655
Maintenance, Repairs, Spares and Stores	4,729	6,130	6,779
Lubricants	1,925	2,189	3,046
Tonnage taxes	116	123	169
Upgrading expenses	301	789	19
Miscellaneous	735	679	666
Total vessel operating expenses	$22,349	$25,247	$27,832

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

18.	Fair value measurements:

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

Fair value on a recurring basis

The Company trades in the freight derivatives (FFAs and freight options) and bunker derivatives markets with an objective to utilize those instruments as economic hedge instruments that can be highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Freight derivatives and bunker derivatives trading do not qualify for cash flow hedges for accounting purposes, therefore resulting gains or losses are recognized in the accompanying consolidated statements of operations.

Dry bulk shipping freight derivatives have the following characteristics: they cover periods from several days and months to one year or more years; they can be based on time charter rates or freight rates on specific quoted routes; and they are executed between two parties. All Company's freight derivatives are cleared transactions. During 2010, the Company entered into several FFA contracts. All of the Company's FFAs are settled on a daily basis through the London Clearing House (LCH). There is also a margin maintenance requirement based on marking the contract to market. Freight options are treated as assets/liabilities until they are settled. During 2011 and 2012, the Company entered into several Freight derivatives, including freight options. As of December 31, 2011 fair value of derivative instruments liability, determined through Level 1 inputs of the fair value hierarchy as defined in ASC 820-10-35 Fair Value Measurements and Disclosure, Subsequent Re-measurement of FASB Accounting Standard Codification (ASC), was $82. As of December 31, 2012 the Company had no open positions on freight derivatives.

Bunker derivatives are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. The Company's derivatives are traded as a derivative on the over-the-counter (OTC) market. During 2010, the Company entered into several bunker swap contracts. As of December 31, 2011 and 2012, the Company had no open positions on bunkers swaps.

As of December 31, 2011 and 2012, the cash margin requirement for future trades (of both freight and bunker derivatives) was $153 and $0 and is classified as short-term restricted cash in the accompanying consolidated balance sheets.

For the years ended December 31, 2010, 2011 and 2012, the gain or (loss) recognized on freight and bunker derivative contracts is included under "Loss/ (gain) on derivative instruments" in the accompanying consolidated statements of operations and is analyzed as follows:

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

 18.           Fair value measurements – (continued):

	2010	2011	2012
Freight Derivatives	$2,078	$390	$(41)
Bunker Derivatives	5	-	-
	$2,083	$390	$(41)

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans and non-current restricted cash balances, bearing interest at variable interest rates, approximate their recorded values as of December 31, 2012.

Fair value on a nonrecurring basis

As a result of the decline in charter rates and vessel values during the last four years and because market expectations for future rates are low and vessel values are unlikely to increase to the high levels of 2008 in the foreseeable future, the Company reviewed, as of December 31, 2011 and September 30, 2012, the carrying amount in connection with the estimated recoverable amount for each of its vessels. The review as of December 31, 2011 indicated that such carrying amount was not recoverable for two of the Company's vessels; Star Ypsilon and Star Sigma and as of September 30, 2012 indicated that such carrying amount was not recoverable for the Company's eight Supramax vessels and one of the Company's oldest Capesize vessel, Star Sigma. Details of the impairment charge for each vessel, as of December 31, 2011, are noted in the table below.

	Fair Value Measurements Using
Vessel	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Vessel impairment loss
Star Ypsilon	-	11,500	-	30,754
Star Sigma	-	14,000	-	31,266
TOTAL		25,500		62,020

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

18.	Fair value measurements – (continued):

Details of the impairment charge for each vessel, as of December 31, 2012, are noted in the table below.

Fair Value Measurements Using
Vessel	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Vessel impairment loss
Star Cosmo	-	14,000	-	45,838
Star Delta	-	12,000	-	35,836
Star Epsilon	-	13,000	-	36,756
Star Gamma	-	14,000	-	36,033
Star Kappa	-	13,500	-	39,115
Star Omicron	-	17,750	-	39,841
Star Theta	-	15,000	-	36,784
Star Zeta	-	15,250	-	29,811
Star Sigma	-	9,000	-	3,205
TOTAL	-	123,500	-	303,219

The fair value is based on the Company's best estimate of the value of each vessel on a time charter free basis, and is supported by vessel valuations of independents shipbrokers as of December 31, 2011 and September 30, 2012. The Company recognized a total impairment loss of $62,020 and $303,219, which was included under "Vessel impairment loss" in the accompanying consolidated statements of operations for the year ended December 31, 2011 and 2012, respectively.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2011 and 2012
(Expressed in thousands of U.S. Dollars – except for share and per share data, unless otherwise stated)

19.	Subsequent Events:

On March 14, 2013, the Company entered into an agreement with a third party in order to sell the vessel Star Sigma, for a contracted price of $9,041 less commission of 5%. As of the date of this report, the vessel has not been delivered yet. The carrying amount of the vessel as of December 31, 2012 was $8,640.