Form 20-F
period 2013-12-31
Star Bulk Carriers Corp.
filed 2014-03-21
CIK 1386716

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[_]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:  As of December 31, 2013, there were 29,059,671 shares of common stock of the registrant outstanding.

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

[X] Yes	[_] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer [_]	Accelerated filer [ X ]	Non-accelerated filer [_]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

[X] U.S. GAAP	[_] International Financial Reporting Standards as issued by the International Accounting Standards Board	[_] Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[_] Item 17 or [_] Item 18.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[_] Yes	[X] No

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

PART I

Item 1.                      Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.                      Offer Statistics and Expected Timetable

Not Applicable.

Item 3.                      Key Information

Throughout this report, the "Company," "Star Bulk," "we," "us" and "our" all refer to Star Bulk Carriers Corp. and its wholly owned subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We own, operate, have under construction and provide vessel management services to drybulk vessels of seven sizes: Newcastlemax, which are vessels with carrying capacities of between 200,000 dwt and 215,000 dwt, Capesize, which are vessels with carrying capacities of between 100,000 dwt and 185,000 dwt, Post Panamax, which are vessels with carrying capacities of between 85,000 dwt and 100,000 dwt, Kamsarmax, which are vessels with carrying capacities of between 80,000 dwt and 85,000 dwt, Panamax, which are vessels with carrying capacities of between 65,000 and 80,000 dwt, Ultramax, which are vessels with carrying capacities of between 60,000 and 65,000 dwt, and Supramax, which are vessels with carrying capacities of between 45,000 and 60,000 dwt. Unless otherwise indicated, all references to "Dollars" and "$" in this report are to U.S. Dollars.

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

Following the 15-for-1 reverse stock split effected on October 15, 2012, pursuant to which every fifteen common shares issued and outstanding were converted into one common share, all share and per share amounts disclosed throughout this Annual report, in the table below and in our consolidated financial statements included at the end of this Annual Report have been retroactively updated to reflect this change in capital structure. Please see " Item 4.A History and Development of the Company".

The historical results included below and elsewhere in this document are not necessarily indicative of the future performance of Star Bulk.

3.A.(i)                      CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands of U.S. Dollars,
except  per share and share data)

	2009	2010	2011	2012	2013

Voyage revenues	142,351	121,042	106,912	85,684	68,296
Management fee income	-	-	153	478	1,598
	142,351	121,042	107,065	86,162	69,894

Voyage expenses	15,374	16,839	22,429	19,598	7,549
Vessel operating expenses	30,168	22,349	25,247	27,832	27,087
Drydocking expenses	6,122	6,576	3,096	5,663	3,519
Depreciation	58,298	46,937	50,224	33,045	16,061
Management fees	771	164	54	-	-
Loss / (gain) on derivative instruments, net	2,154	2,083	390	(41)	(91)
General and administrative expenses	8,742	15,404	12,455	9,320	9,910
Bad debt expense	-	2,131	3,139	-	-
Vessel impairment loss	75,208	34,947	62,020	303,219	-
Gain on time charter agreement termination	(16,219)	-	(2,010)	(6,454)	-
Loss on time charter agreement termination	11,040	-	-	-	-
Other operational loss	-	-	4,050	1,226	1,125
Other operational gain	-	(26,648)	(9,260)	(3,507)	(3,787)
Loss on sale of vessel	-	-	-	3,190	87
	191,658	120,782	171,834	393,091	61,460

Operating (loss) / income	(49,307)	260	(64,769)	(306,929)	8,434

Interest and Finance costs	(9,914)	(5,916)	(5,227)	(7,838)	(6,814)
Interest and other income	806	525	744	246	230
Loss on debt extinguishment	-	-	(307)	-	-
Total other expenses, net	(9,108)	(5,391)	(4,790)	(7,592)	(6,584)

(Loss) / income before taxes	(58,415)	(5,131)	(69,559)	(314,521)	1,850

Income taxes	-	-	-	-	-
Net (Loss) / income	(58,415)	(5,131)	(69,559)	(314,521)	1,850

(Loss) / earnings per share, basic	(14.39)	(1.25)	(14.69)	(58.32)	0.13
(Loss) / earnings per share, diluted	(14.39)	(1.25)	(14.69)	(58.32)	0.13

Weighted average number of shares outstanding, basic	4,058,228	4,099,277	4,736,485	5,393,131	14,051,344
Weighted average number of shares outstanding, diluted	4,058,228	4,099,277	4,736,485	5,393,131	14,116,389

3.A.(ii)                      CONSOLIDATED BALANCE SHEET AND OTHER FINANCIAL DATA

(In thousands of U.S. Dollars,
except per share data)

	2009	2010	2011	2012	2013

Cash and cash equivalents	40,142	12,824	15,072	12,950	44,298

Total assets	760,641	703,250	717,928	354,706	468,088
Current liabilities, including current portion of long term debt	71,092	43,235	52,154	42,450	29,734
Total long term debt, excluding current portion	187,575	171,044	231,466	195,348	172,048
Common stock	40	42	54	54	291
Stockholders' equity	499,257	488,252	434,213	116,746	266,106
Total liabilities and stockholders' equity	760,641	703,250	717,928	354,706	468,088

OTHER FINANCIAL DATA

Dividends declared and paid ($1.50 $3.0 $3.0 $0.68 and $0.0 per share, respectively)	6,185	12,385	14,391	3,631	0
Net cash provided by operating activities	65,877	87,949	50,604	18,999	27,495
Net cash (used in)/ provided by investing activities	(1,430)	(60,151)	(122,337)	25,488	(108,118)
Net cash (used in) / provided by financing activities	(53,780)	(55,116)	73,981	(46,609)	111,971

FLEET DATA
Average number of vessels (1)	11.97	10.81	12.26	14.19	13.34
Total ownership days for fleet (2)	4,370	3,945	4,475	5,192	4,868
Total available days for fleet (3)	4,240	3,847	4,377	4,879	4,763
Total voyage days for fleet (4)	4,117	3,829	4,336	4,699	4,651
Fleet utilization (5)	97%	99%	99%	96%	98%

AVERAGE DAILY RESULTS (In U.S. Dollars)
Time charter equivalent (6)	29,450	26,859	19,989	15,419	14,427
Vessel operating expenses	6,903	5,665	5,642	5,361	5,564
Management fees	176	41	12	-	-
General and administrative expenses	2,000	3,904	2,783	1,795	2,036

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

We may be adversely affected by the introduction of new accounting rules for leasing.

International and U.S. accounting standard-setting boards (the International Accounting Standards Board ("IASB") and the Financial Accounting Standards Board ("FASB") have issued new exposure drafts in their joint project that would require lessees to record most leases on their balance sheets as lease assets and liabilities. Entities would still class classify leases, but classification would be based on different criteria and would serve a different purpose than it does today. Lease classification would determine how entities recognize lease-related revenue and expense, as well as what lessor's record on the balance sheet. Classification would be based on the portion of the economic benefits of the underlying asset expected to be consumed by the lessee over the lease term. Financial statement metrics such as leverage and capital ratios, as well as EBITDA, may also be affected, even when cash flow and business activity have not changed. This may in turn affect covenant calculations under various contracts (e.g. loan agreements) unless the affected contracts are modified. The IASB and FASB's redeliberation of certain topics is expected to extend through much of 2014 and an effective date has not yet been determined. Accordingly, the timing and ultimate effect of those proposals of the Company is uncertain.

Industry Specific Risk Factors

Charterhire rates for drybulk vessels are volatile and have declined significantly since their historic highs and may remain at low levels or decrease in the future, which may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.

The drybulk shipping industry is cyclical with high volatility in charterhire rates and profitability. The degree of charterhire rate volatility among different types of drybulk vessels has varied widely; however, the continued downturn in the drybulk charter market has severely affected the entire drybulk shipping industry and charterhire rates for drybulk vessels have declined significantly from historically high levels in 2008. The Baltic Dry Index, or the BDI, a daily average of charter rates for key drybulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the drybulk vessel charter market and the performance of the entire drybulk shipping market, declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then. The BDI recorded a record low of 647 in February 2012. While the BDI has increased from these low levels and has floated between 698 and 2,337 for year ended December 31, 2013, there can be no assurance that the drybulk charter market will continue to increase and the market could decline. We have significant exposure to changes in daily charter rates due to the short-term time charters and voyage charters on which our vessels currently are principally employed.

Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. Since a substantial portion of our vessels are or will be employed in the spot market we will be exposed to the cyclicality and volatility of the spot market. We may be unable to keep our vessels fully employed in these short-term markets or charter rates available in the spot market may be insufficient to enable our vessels to be operated profitably. A significant decrease in charter rates would affect asset values and adversely affect our profitability, cash flows and ability to comply with the covenants in our credit facilities.

Factors that influence demand for drybulk vessel capacity include:

•	supply of and demand for energy resources, commodities, consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities; embargoes and strikes;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

Factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;

•	port and canal congestion;

•	the scrapping of older vessels;

•	vessel casualties; and

•	the number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing drybulk fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We anticipate that the future demand for our drybulk vessels will be dependent upon economic growth in the world's economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier fleet and the sources and supply of drybulk cargo to be transported by sea. Given the number of new drybulk carriers currently on order with the shipyards, the capacity of the global drybulk carrier fleet seems likely to increase and there can be no assurance as to the timing or extent of future economic growth. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

An over-supply of drybulk carrier capacity may depress the charter rates and, in turn, adversely affect our profitability.

Fluctuations in charter rates and vessel values result from changes in the supply and demand for drybulk cargoes carried internationally at sea, including coal, iron ore, grains and minerals. The market supply of drybulk carriers has been increasing, as the number of drybulk carriers on order was recently at near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2013. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of drybulk carrier capacity, particularly in conjunction with slowdown in demand for vessel capacity, could exacerbate the decrease in charter rates or prolong the period during which low charter rates prevail. We currently have ten vessels that we consider to be employed in the spot market due to the short duration of their current charter agreements, six of our vessels on medium to long term charters scheduled to expire in June 2014, August 2014, November 2015 and June 2016 and one vessel under its periodic dry-docking survery. If there is a low charter rate environment during a period when the current charters for our drybulk carriers expire or are terminated, we may only be able to recharter those vessels at reduced rates or we may not be able to charter our vessels at all.

Many of our vessels will soon be exposed to the volatilities of the drybulk charter markets.

Drybulk charter markets have experienced significant continued weakness in 2013. We currently have ten vessels that we consider to be employed in the spot market due to the short duration of their current charter agreements six of our vessels on medium to long term time charters scheduled to expire in June 2014, August 2014, November 2015 and June 2016 and one vessel under its periodic dry-docking survey. The time charter market is highly competitive and spot and short-term trip charter market charterhire rates (which affect time charter rates) may fluctuate significantly based upon the supply of, and demand for, seaborne drybulk shipping capacity. Our ability to re-charter our vessels on the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the drybulk shipping market. The drybulk carrier charter market is volatile, and in the past, time charter and spot market charter rates for drybulk carriers have declined below operating costs of vessels. If we are required to charter these vessels at a time when demand and charter rates are very low, we may not be able to secure time charter or spot market employment for our vessels at all or at reduced and potentially unprofitable rates. As a result, our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our credit facilities, may be affected.

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

The economies of the United States, the European Union and other parts of the world continue to experience relatively slow growth or remain in recession and exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. While credit conditions are beginning to stabilize, global financial markets have been, and continue to be, disrupted and volatile. Since 2008, lending by financial institutions worldwide remains at low levels compared to the period preceding 2008.

The continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2013, is estimated to remain around 7.7%, approximately the same growth rate as for the year ended December 31, 2012, remaining below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

The market values of our vessels have declined and may further decline, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities and/or we may incur a loss if we sell vessels following a decline in their market value.

The fair market values of our vessels have generally experienced high volatility and have declined significantly. The market prices for drybulk carriers have decreased sharply from their historically high levels. The fair market value of our vessels may continue to fluctuate (i.e., increase and decrease) depending on a number of factors including:

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

Charter rates and vessel values have been negatively affected mainly by the record high deliveries of newly built vessels during the last few years, which resulted in a significant expansion of the drybulk fleet. Drybulk carrier values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels. Charter rates may remain at low levels for some time which will adversely affect our revenue and profitability.

In addition, because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings.  If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings.  Recently, we have recorded the following impairment charges: Star Alpha during the year ended December 31, 2009, Star Beta during the year ended December 31, 2010, Star Sigma and Star Ypsilon, during the year ended December 31, 2011, our entire Supramax fleet and Star Sigma during the year ended December 31, 2012. During the year ended December 31, 2013, we did not record any impairment charges. See "Critical Accounting Policies – Impairment of Long-lived Assets".

Our earnings may be adversely affected if we do not successfully employ our newbuilding vessels once they are delivered.

We have entered into agreements for the construction of nine newbuilding drybulk carriers and to two bareboat charters for two newbuilding Newcastlemax drybulk carriers on 10-year terms with options to purchase the vessels at any time and we have a purchase obligation upon the completion of the tenth year of the bareboat charterparty. We have not arranged charters for these vessels and given current market conditions, we will seek to deploy our vessels on time and spot charters in a manner that will help us achieve a steady flow of earnings. Although period charters provide relatively steady streams of revenue as well as a portion of the revenues generated by the charterer's deployment of the vessels in the spot market or otherwise, vessels committed to period charters may not be available for spot voyages during an upturn in the drybulk industry cycle, as the case may be, when spot voyages might be more profitable. If we cannot employ our vessels on profitable time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer if rates achieved are not sufficient to cover respective vessel operating and financial expenses.

Newbuilding projects are subject to risks that could cause delays, cost overruns or cancellation of our newbuilding contracts.

We have entered into contracts to purchase nine newbuilding drybulk carriers to be built at Shanghai Waigaoqiao Shipbuilding Co., or SWS, Japan Marine United Corporation, or JMU, and Nantong COSCO KHI Ship Engineering Co., or NACKS, in China and Japan for an aggregate amount of $367.4 million. We have also entered two bareboat charters with CSSC (Hong Kong) Shipping Company Limited, or CSSC, for two newbuilding Newcastlemax drybulk carriers on 10-year terms with options to purchase the vessels at any time, and we have a purchase obligation upon the completion of the tenth year of the bareboat charterparty. All eleven vessels are scheduled to be delivered to us throughout 2015 and 2016. Newbuilding construction projects are subject to risks of delay or cost overruns due to a number of factors. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete the project on time will delay revenue generating operations for the vessels.

In addition, in the event the shipyard does not perform under their contracts and in the unlikely event that there can be no enforcement of the refund guarantees against the third party banks we may lose all or part of our investment, which would have a material adverse effect on our results of operations, financial condition and cash flows.

Also, if vessel values decline, we may choose to terminate the newbuilding contracts we have entered into, which may result in the forfeiture of yard payments we have already made, or we may decide to sell the newbuildings at a loss, in which case we may be required to make additional yard payments. Either of these scenarios would affect our result of operations and financial condition.

If we are unable to obtain financing required to complete payments on our newbuildings, we may lose all or a portion of the payments previously made.

As of March 20, 2014, we have paid aggregate installments of $66.8 million to acquire the nine newbuilding drybulk carriers from SWS, JMU and NACKS in China and Japan. Until delivery of the vessels we will have remaining installment obligations in the amount of $300.6 million before we take possession of the vessels. In connection with the two bareboat charters for two newbuilding Newcastlemax drybulk carriers, as of March 20, 2014, we have paid an amount of $11.55 million, representing the first installment of upfront hire and the second equal installment is due upon the completion of the steel-cutting stage of the construction of each vessel and an amount of $462,000 representing the first installment of handling fees and the second installment is due in one year. In addition we have options to purchase the respective vessels at any time, which are exercisable on a monthly basis against a predetermined, amortizing balance payment, whilst we have a respective obligation at the expiration of the bareboat term. The construction price for the respective vessels is $56.5 million and $59.0 million, respectively. We had, as of March, 20, 2014, a cash balance of $55.7 million to fund these newbuilding purchases and other newbuilding purchases. To fund the remaining portion of our installments and to acquire further vessels, we will be required to use cash or incur borrowings or raise capital through the sale of additional equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to acquire this vessel or other newbuilding vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. If for any reason, we fail to make a payment when due, which may result in a default under our newbuilding contract, or otherwise fail to take delivery of our vessel, we would be prevented from realizing potential revenues from this vessel, which could have a material adverse effect on our business, results of operations and financial condition. Additionally, and we could also lose all or a portion of our yard payments that were paid by us and we could be liable for penalties and damages under such contracts. Even if we are successful in obtaining necessary funds, incurring additional debt may significantly increase our interest expense and financial leverage, which could limit our financial flexibility and ability to pursue other business opportunities.

We are subject to certain risks with respect to our counterparties and contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or negatively impact our results of operations and cash flows.

We have entered into, and may enter into the future, various contracts, including charter agreements, shipbuilding contracts, acquisition agreements and credit facilities. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform their obligations under a contract with us, will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. For example, the combination of a reduction of cash flow resulting from declines in world trade, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction in the ability of charterers to make charter payments to us. In addition, in depressed market conditions, charterers and customers may no longer need a vessel that is then under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter agreements or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our management of third party vessels, including some owned by entities affiliated with certain of our directors, could create competition for commercial opportunities and the potential for conflicts of interest.

We currently provide vessel management services to fourteen drybulk carriers owned by third parties, including eleven vessels owned by entities affiliated with the Oceanbulk Group, which was founded by and is affiliated with our Chairman, Mr. Petros Pappas, and our Director, Mrs. Milena-Maria Pappas. We manage these vessels under the same strategy as our owned vessels. We receive $750 per vessel per day management fees for such management services, and do not share in any revenue or profits from the chartering of such vessels which are received by the third party owners, including the entities affiliated with our directors as noted above.

An over-supply of drybulk carrier capacity may depress the charter rates, which may limit our ability to operate our drybulk carriers profitably.

The supply of drybulk vessels has increased significantly since the beginning of 2006. Although the number of drybulk carriers on order has declined from the historic highs in recent years, there remains a substantial amount of capacity on order. Supply growth has been outpacing vessel demand growth over the past few years causing downward pressure on charter rates. Until the new supply is fully absorbed by the market, charter rates may continue to be under pressure due to vessel supply in the near to medium term.

Acts of piracy on ocean-going vessels could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2013 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with drybulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones by insurers or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established on September 27, 2012, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for drybulk cargoes and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

Charter rates are subject to seasonal fluctuations and market volatility, which may adversely affect our financial condition and ability to pay dividends.

Currently six of our vessels are chartered on medium to long-term time charters with an average remaining term of approximately 1.23 years ten of our vessels are considered to be employed in the spot market and one of our vessels underwent its periodic dry-docking survey. Demand for vessel capacity has historically exhibited seasonal variations and, as a result, fluctuations in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results for vessels trading in the spot market. Seasonality in the sector in which we operate could materially affect our operating results and cash available for dividends.

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

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria, and since our inception, to the best of our knowledge only one of our vessels made one port call in Iran in 2011. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the "Joint Plan of Action" ("JPOA"). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months.

On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future as such regulations and U.S. Sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPOA. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

As of March 20, 2014, we had outstanding indebtedness of $259.9 million and we expect to incur additional indebtedness as we continue to grow our fleet. This level of debt could have important consequences to us, including the following:

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

During 2013, we entered into amended loan agreements with our lenders, based on previously negotiated term sheets signed in December 2012. Under our $120.0 million and $26.0 million loan agreements with Commerzbank AG, we have agreed to amend, among other things, our minimum asset coverage ratio from 135% to 80% for the period ending December 31, 2013, to 85% for the six month period ending June 30, 2014, to 90% for the six month period ending December 31, 2014 and to 110% for the six month period ending June 30, 2015. Thereafter and until the repayment of the respective loans, the asset cover ratio will be set to its initial level of 135%. In addition, we have agreed to the deferral of payments of $16.7 million representing 60% of the value of the installments payable in year 2013 and 50% of the value of the installments payable in 2014, and to a prepayment of the loans of $2.0 million, which was made on December 31, 2012. The deferred amounts have been added to the loans' final installment, payable upon the expiration of the loan agreements in the fourth quarter of 2016.

We also amended the minimum asset coverage ratio under our $64.5 million loan agreement with HSH Nordbank AG, or HSH, which was reduced to 100% for the period ending December 31, 2012 and to 110% for the period from January 1, 2013 until December 31, 2013. Thereafter and until repayment of the loan, the asset cover ratio will return to 125%. In addition, we have agreed to the deferral of a minimum of approximately $3.5 million of the subsequent eight consecutive quarterly installments and to the release of approximately $7.4 million of pledged cash already held by HSH which was applied as prepayment of the loan facility on January 7, 2013. In connection to the sale of Star Sigma in April 2013, we were obliged to fully prepay the balance of the Capesize Tranche, amounting to $4.7 million, and the remaining $4.1 million balance from the sale proceeds was applied to the Supramax Tranche as a prepayment. As a result, the next seven scheduled quarterly installments which commenced in April 2013 were reduced on a pro-rata basis equal to the amount of the prepayment.

The amended terms of our $70.0 million loan agreement with Credit Agricole Corporate and Investment Bank, or Credit Agricole, among other things, reduce the asset coverage ratio from 120% to 105% until March 31, 2014 thereafter and until the repayment of the loan, the asset coverage ratio will return to 120%.

We agreed to reduce the asset coverage ratio of our $31.0 million loan agreement with ABN AMRO Bank from 100% to 75% for the period until December 31, 2014 and thereafter the asset coverage ratio will be set to the level as stated in the original agreement. In addition, we have agreed to reduce the minimum required liquidity to $500,000 per vessel, from $750,000, which resulted in the reclassification of restricted cash to free cash.

Certain of our loan agreements also require that members of the Pappas family at all times own at least 5% of our outstanding capital stock and Mr. Petros Pappas continue to be the non-executive Chairman of the board. Mr. Petros Pappas was recently re-elected as a director of the Board to serve until the 2016 annual meeting of shareholders. In addition, we agreed with certain of our lenders to increase our vessel management services to cover at least 10 third-party vessels by December 31, 2013.

Set forth below are financial and other covenants that are contained in our amended loan agreements that we are required to meet on certain testing dates.  The terms used herein not otherwise defined shall have the meanings ascribed to them in the applicable loan agreements, which are incorporated by reference herein.

Credit Agricole Corporate and Investment Bank

The following financial and other covenants regarding our $70.0 million loan agreement with Credit Agricole Corporate and Investment Bank, or Credit Agricole, among others, were in effect as of December 31, 2012 and December 31, 2013:

•	"Asset coverage ratio" greater than 105%. As of December 31, 2012 and December 31, 2013, our "asset coverage ratio" was 121% and 173%, respectively.

•	"Maximum leverage ratio" less than 95%. As of December 31, 2012 and December 31, 2013, our "leverage ratio" was approximately 85% and 39%, respectively.

•
"Minimum Liquid funds" greater than $7.0 million, which is contingent upon the number of vessels owned by the Company. As of December 31, 2012 and December 31, 2013, our "liquid funds" were $20.0 million and $51.8 million, respectively.

ABN AMRO Bank

The following financial and other covenants regarding our $31.0 million loan agreement with ABN AMRO Bank, among others, were in effect as of December 31, 2012 and December 31, 2013:

•	"Asset coverage ratio" greater than 75%. As of December 31, 2012 and December 31, 2013, our "asset coverage ratio" was 92% and 160%, respectively.

•
"Minimum market value adjusted net worth" greater than $30.0 million. As of December 31, 2012 and December 31, 2013, our "minimum market value adjusted net worth" was approximately $66.7 million and $293.4 million, respectively.

•	"Maximum leverage ratio" less than 110%. As of December 31, 2012 and December 31, 2013, our "leverage ratio" was approximately 90% and 42%, respectively.

•	"Interest coverage ratio" greater than 1.5:1.0. As of December 31, 2012 and December 31, 2013, our "interest coverage ratio" was 5.2:1.0 and 4.9:1.0, respectively.

•
"Minimum liquid funds" greater than $7.0 million as of December 31, 2012 and $7.5 million as of December 31, 2013. "Minimum liquid funds" is contingent upon the number of vessels owned by the Company.  As of December 31, 2012 and 2013, our "liquid funds" were $20.0 million and $51.8 million, respectively.

Commerzbank AG

The following financial and other covenants regarding our $120.0 million and $26.0 million loan agreements with Commerzbank AG, were in effect as of December 31, 2012 and December 31, 2013:

•
"Minimum asset coverage ratio" greater than 80%. As of December 31, 2012 and December 31, 2013, under the $120.0 million loan agreement with Commerzbank AG we had a "minimum asset coverage ratio" of 98% and 121%, respectively, and under the $26.0 million loan agreement, we had a "minimum asset coverage ratio" of 108% and 154%, respectively.

•	"Market value adjusted equity ratio" greater than 15%. As of December 31, 2012 and December 31, 2013, we had a "market value adjusted equity ratio" of approximately 22% and 59%, respectively.

•
"Minimum liquid funds" greater than $7.0 million and $7.5 million, as of December 31, 2012 and December 31, 2013, respectively. "Minimum liquid funds" is contingent upon the number of vessels owned by the Company. As of December 31, 2012 and December 31, 2013, our "liquid funds" were $20.0 million and $51.8 million, respectively.

•
Additional financial covenant requirement added, "Interest coverage ratio" greater than 1.5:1.0. As of December 31, 2012 and December 31, 2013, our "interest coverage ratio" was 5.2:1.0 and 4.9:1.0, respectively.

HSH Nordbank, AG

The following financial and other covenants regarding our $64.5 million loan agreement with HSH Nordbank AG, or HSH, were in effect as of December 31, 2012 and December 31, 2013:

•	"Minimum asset coverage ratio" greater than 110%. As of December 31, 2012 and December 31, 2013, our "asset coverage ratio" was 111% and 172%, respectively.

•
"Minimum liquidity" of $0.2 million for each mortgaged vessel under this credit facility. As of December 31, 2012 and December 31, 2013, we had "minimum liquidity" of $0.8 million and $0.6 million, respectively, based on the number of vessels under this credit facility at that date.

•
"Minimum market value adjusted net worth" greater than $30.0 million. As of December 31, 2012 and December 31, 2013, we had a "minimum market value adjusted net worth" of approximately $66.7 million and $288.1 million, respectively.

•	"Maximum leverage ratio" less than 90%. As of December 31, 2012 and December 31, 2013, we had a "leverage ratio" of approximately 79% and 41%, respectively.

•
"Minimum liquid funds" greater than $7.0 million and $7.5 million, as of December 31, 2012 and December 31, 2013, respectively. "Minimum liquid funds" is contingent upon the number of vessels owned by the Company. As of December 31, 2012 and December 31, 2013, our "liquid funds" were $20.8 million and $52.4 million, respectively.

•	"Interest coverage ratio" greater than 2.0:1.0. As of December 31, 2012 and December 31, 2013, our "interest coverage ratio" was 5.2:1.0 and 4.9:1.0, respectively.

 As of December 31, 2013, we were in compliance with the financial and other covenants under all of our loan agreements.  Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities" for a discussion of our credit facilities.

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

Under the terms of our recently agreed amendments to our loan agreements, we are prohibited from paying dividends until the later of (i) December 31, 2014, (ii) the repayment of the deferred amounts under our Commerzbank AG credit facilities, and (iii) complying with the original terms of our Credit Agricole credit facility dated January 20, 2011. In general, when dividends are paid, they are distributed on a quarterly basis from our operating surplus, in amounts that allow us to retain a portion of our cash flows to fund vessel or fleet acquisitions and for debt repayment and other corporate purposes, as determined by our management and board of directors.

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

We derive a significant part of our charterhire from a small number of customers. For the year ended December 31, 2013, we derived 47% of our voyage revenues from two charterers, as presented in our statement of operations. Currently, six of our vessels are employed under fixed rate period charters to two customers. If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

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

If we lose a key customer, we may be unable to obtain charters on comparable terms or may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations.The loss of any of our customers or time charters, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

The failure of our charterers to meet their obligations under our charter agreements, on which we depend for substantially all of our revenues, could cause us to suffer losses or otherwise adversely affect our business.

Currently, six of our vessels are chartered on medium to long-term time charters with an average remaining term of approximately 1.23 years ten of our vessels are employed in what we consider to be the spot market due to the short duration of their current charter agreements and one of our vessels underwent its periodic dry-docking survey . For the year ended December 31, 2013, 47% of our voyage revenues-net of commissions were generated from two charterers. The ability and willingness of each of our counterparties to perform its obligations under a time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the drybulk shipping industry and the overall financial condition of the counterparties. Consistent with drybulk shipping industry practice, we have not independently analyzed the creditworthiness of the charterers. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities such as iron ore, coal, grain, and other minor bulks. In addition, in these depressed market conditions, certain charterers, including some of our charterers, are renegotiating the terms of the charters or defaulting on their obligations under the charters. In the event a charterer fails to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure in the spot market or on charters may be at lower rates, depending on the then existing charter rate levels, compared to the rates currently being charged for our vessels.

We previously entered into time charters for Star Epsilon and Star Kappa that were scheduled to expire in 2014. We withdrew the vessels from their charterers' service because of the charterers' repudiatory breach of time charter agreements. Arbitration proceedings commenced against the charterers of the vessels in London to pursue damages arising from such breach, which includes the loss of hire. A conditional settlement agreement was signed on September 5, 2012, under which we received an aggregate cash payment of $5.0 million divided into seventeen installments. The first installment of $500,000 was received upon the execution of the settlement agreement and the next sixteen monthly installments varying between $250,000 and $500,000 were due the last day of each month from September 30, 2012 to December 2013. As of the date of this annual report the payment has been received in full.

Star Sigma was previously time chartered to pacific Bulk Shipping Ltd., or Pacific Bulk, for a minimum of 36 months and a maximum of 41 months. At Pacific Bulk's request, we agreed to extend the term of the time charter to a minimum of 56 months and a maximum of 61 months at a lower daily rate. On December 31, 2011, Star Sigma was redelivered to us early and on January 4, 2012, we entered into an agreement with Pacific Bulk to accept the early redelivery of the vessel in exchange for an aggregate of $6,454,000 consisting of a cash payment of $5,734,000 and 1,027 metric tons of fuel valued at $720,000.

On February 15, 2011, we received a letter from Korea Line Corporation, or KLC, the charterer of Star Gamma and Star Cosmo, notifying us of the commencement of rehabilitation proceedings of KLC in Korea and the related schedule for making registered claims against KLC in those proceedings. We have received certain awards pursuant to the rehabilitation plan which was approved by the required majority vote of KLC's lenders. These awards provided for payments in cash and in shares for a period of ten years to KLC's claimants.

On June 28, 2013, we received a letter from the receivers of STX Pan Ocean Co. Ltd., or STX, terminating the charter agreement for Star Borealis, effective immediately. Star Borealis was on time charter at an average gross daily charter rate of $24,750 for the period from September 11, 2011 until July 11, 2021. We intend to vigorously pursue all amounts owed to us under the charter agreement, including any related damages caused by the termination of the charterparty, under the STX rehabilitation proceedings which have commenced in Korea. As of December 31, 2013, STX owes us an amount of $653,788 for unpaid charter hire which along with a claim for damages for repudiation will be offset against the payable due to STX for the bunkers on vessel at the date of its early delivery.

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

We may have difficulty managing our planned growth properly.

We have newbuilding contracts for nine drybulk vessels each with fuel efficient specifications, including three Newcastlemax vessels, two Capesize vessel and four Ultramax vessels, we also entered into agreements to acquire two Post-Panamax vessels, which were delivered to us in February and March 2014, respectively, and we intend to continue to expand our fleet, which may include our acquisition of a significant number of additional vessels. Our ability to manage our growth will primarily depend on our ability to:

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

We are exposed to volatility in the London Interbank Offered Rate, or LIBOR, and have selectively entered into derivative contracts, which can result in higher than market interest rates and charges against our income.

As of December 31, 2013, we had $56.0 million in cash, including restricted cash, and outstanding borrowings of $190.3 million, all of which are secured by the vessels in our fleet. On December 24, 2013, we entered into a binding commitment letter with HSH Nordbank AG for a new senior secured credit facility of up to $35.0 million, to be used to partially finance the two Ultramax vessels Star Challenger and Star Fighter, which also provide the mortgage collateral for this senior credit facility. The final loan agreement was signed on February 6, 2014 and on February 10, 2014, the total amount of $35.0 million was drawn down. In addition, on January 27, 2014, we executed a commitment letter with Deutsche Bank AG for a new senior secured credit facility of up to $39.0 million, to be used to partially finance the two Post Panamax vessels Star Sirius and Star Vega, which also provide the mortgage collateral for this senior credit facility. The final loan agreement was signed on March 14, 2014 and on March 18, 2014, the total amount of $39.0 million was drawn down. Our secured credit facilities are advanced at a floating rate based on LIBOR, which has been stable, but was volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we will enter into to finance a portion of the amounts payable with respect to newbuildings. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

We have selectively entered into derivative contracts, which will be effective in the second half of 2014, to fix our forward interest rate on $55.5 million of our outstanding indebtedness at an average rate of 1.71%. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. Also, from time to time, we may take positions in other derivative instruments including freight derivatives, bunker derivatives and other derivative instruments. Generally, freight derivatives may be used to hedge a vessel owner's exposure to the charter market for a specified route and period of time, whereas bunker derivatives may be used to hedge the fluctuations in bunker prices. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the freight derivative is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days specified in the contract. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in freight derivatives or other derivative instruments we could suffer losses in the settling or termination of the freight or other derivative instruments.

The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk – Interest Rates", for a description of our interest rate swap arrangements.

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

A significant amount of our common shares are concentrated in the ownership of investment funds controlled by Oaktree Capital Management L.P., or Oaktree, and investment funds controlled by Monarch Alternative Capital LP, or Monarch, whose interests may not coincide with yours.

In connection with share purchases in our equity rights offering that was completed in July 2013 and our underwritten equity offering that was completed in October 2013, Oaktree and Monarch currently own common shares representing approximately 19.9% and 21.2%, respectively, of our issued and outstanding common shares. In connection with the equity rights offering we agreed with Oaktree and Monarch that each may appoint, subject to the approval of the Company's nominating committee, one individual for election to our board of directors as a Class B director. In July 2013, we appointed Mr. Roger Schmitz, the Monarch nominee, to our board of directors.

Oaktree and Monarch could have considerable influence on our corporate affairs and your interests as a holder of our common shares may differ from the interests of Oaktree and Monarch.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. As of March 20, 2014 we had eighty employees, through our wholly owned subsidiaries, Star Bulk Management Inc., or Star Bulk Management, and Starbulk S.A. Our employees are engaged in the day to day management of the vessels in our fleet. Our success depends upon our ability to retain key members of our management team and our ability to recruit and hire suitable employees. The loss of any members of our senior management team could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not maintain "key man" life insurance on any of our officers or employees of Star Bulk Management and/or Starbulk S.A.

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

We have newbuilding contracts for nine drybulk vessels each with fuel efficient specifications, including three Newcastlemax vessels, two Capesize vessels and four Ultramax vessels, and we entered into agreements to acquire two Post-Panamax vessels, which were delivered to us in February 2014 and March 2014, respectively. We have also entered into two bareboat agreements to bareboat charter for a period of 10 years, two 208,000 dwt Newcastlemax drybulk vessels to be built at SWS, with options to purchase the vessels at any time, and we have a purchase obligation upon the completion of the tenth year of the bareboat charterparty.  We intend to continue to expand our fleet. Our operating and financial systems may not be adequate as we expand our fleet, and our attempts to implement those systems may be ineffective. In addition, we rely on our wholly-owned subsidiaries, Star Bulk Management and Starbulk S.A., to recruit shoreside administrative and management personnel and for crew management. Shoreside personnel are recruited by Star Bulk Management and Starbulk S.A. through referrals from other shipping companies and traditional methods of securing personnel, such as placing classified advertisements in shipping industry periodicals. Star Bulk Management, Starbulk S.A. and its crewing agent may not be able to continue to hire suitable employees as Star Bulk expands its fleet. If we are unable to operate our financial and operations systems effectively, recruit suitable employees or if our unaffiliated crewing agent encounters business or financial difficulties, our performance may be materially adversely affected.

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

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These laws and regulations include, but are not limited to, the regulations of the International Maritime Organization, or IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention on Civil Liability for Bunker Oil Pollution Damage, the International Convention for the Prevention of Pollution from Ships of 1973, including designations of Emission Control Areas thereunder, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard and the U.S. Environmental Protection Agency, or EPA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Air Act, U.S. Clean Water Act and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions (including greenhouse gas emissions), the management of ballast and bilge waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Additionally, we cannot predict the cost of compliance with any new regulations that may be promulgated as a result of the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico.

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

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a drydocking facility. For example, the costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or travel to more distant drydocking facilities would decrease our earnings. In February 2012, Star Polaris sustained bottom damage when entering the port of Eregli in Turkey. The vessel proceeded to a shipyard for permanent repairs, which resulted in an off-hire period of 49 days and a loss of $0.8 million in revenues. Our insurers have reimbursed us for $1.6 million of expenditures related to repairs under our hull and machinery policies. In June 2012, Star Polaris, suffered engine failure in Korea, which resulted in 142 off-hire days and the loss of $2.3 million in revenues. Our insurers have reimbursed us for $7.7 million of expenditures related to repairs under our hull and machinery policies. We have entered into arbitration proceedings against the shipyard for the losses incurred as a result of the main engine failure in Korea, attributing same to the yard's liability.

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

On January 24, 2014, we entered into contracts to acquire two secondhand Post-Panamax vessels which were delivered to us in February 2014 and March 2014, respectively. Our inspection of secondhand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us. We will not receive the benefit of warranties on secondhand vessels.

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

We are incorporated under the laws of the Republic of the Marshall Islands, and our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall slands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction.

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

We qualify for this statutory tax exemption and we took this position for U.S. federal income tax return reporting purposes for 2013 and and we intend to take this position for 2014. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income. For instance, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders, other than qualified shareholders, with a 5% or greater interest in our common stock owned, in the aggregate, 50% or more of our outstanding common stock for more than half the days during the taxable year. Due to the factual nature of the issues involved, we can give no assurances with regard to our tax-exempt status or that of any of our subsidiaries.

If we are not entitled to the exemption under Section 883 of the Code for any taxable year, we would be subject during those years to a 4% U.S. federal income tax on our U.S. source shipping income, on a gross basis. The imposition of this tax would have a negative effect on our business and would result in decreased earnings.

U.S. tax authorities could treat us as a "passive foreign investment company," which could have adverse U.S. federal income tax consequences to U.S. shareholders.

We will be treated as a "passive foreign investment company," or "PFIC", for U.S. federal income tax purposes if either (1) at least 75% of our gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of our assets produce, or are held for the production of, those types of "passive income," to which the Company refers to as "passive assets." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. shareholders of a PFIC may be subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. In addition, U.S. shareholders of a PFIC may be required to file an annual report containing such information as the Secretary of the U.S. Department of the Treasury may require.

Based on our method of operation, we take the position for U.S. federal income tax purposes that we were not and are not currently, a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we take the position that our income from our time chartering activities does not constitute "passive income", and the assets that we own and operate in connection with the production of that income do not constitute "passive assets".

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

On September 20, 2011, we filed a registration statement on Form S-8 (File No. 333-176922) that covers the resale of up to 311,006 of our common shares that have been issued under our 2007, 2010 and 2011 equity incentive plans. We have included 485,783 common shares for resale in a universal shelf registration statement (File No. 333-180674), which was declared effective by the Commission July 17, 2012. A Form F-3 registration statement for 7,731,776 common shares was filed with the SEC pursuant to a registration rights agreement and declared effective on November 12, 2013 for shares held by Oaktree and Monarch. The resale of these common shares in addition to the offer and sale of the other securities included in such registration statements and in the Form S-8 may have an adverse effect on the market price of our common stock.

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

The last reported sale price on Nasdaq on March 20, 2014 was $14.65 per share. If the market price of our common shares decreases below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.

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

Star Maritime Acquisition Corp., or Star Maritime, was organized under the laws of the State of Delaware on May 13, 2005 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or similar business combination, one or more assets or target businesses in the shipping industry. Following the formation of Star Maritime, its officers and directors were the holders of 601,795 common shares representing all of our then issued and outstanding capital stock. On December 21, 2005, Star Maritime consummated its initial public offering of 1,257,833 units, at a price of $150.00 per unit, each unit consisting of one share of Star Maritime common stock and one warrant to purchase one share of Star Maritime common stock at an exercise price of $120.00 per share. In addition, Star Maritime completed during December 2005 a private placement of an aggregate of 75,500 units, each unit consisting of one share of common stock and one warrant, to Mr. Pappas, our Chairman of the Board, Mr. Erhardt, one of our directors, Mr. Tsirigakis, our former Chief Executive Officer and former director and Mr. Syllantavos, our former Chief Financial Officer. The gross proceeds of the private placement of $11.3 million were used to pay all fees and expenses of the initial public offering and as a result, the entire gross proceeds of the initial public offering amounting to $188.7 million were deposited in a trust account maintained by American Stock Transfer & Trust Company. Star Maritime's common stock and warrants started trading on the American Stock Exchange under the symbols, SEA and SEA.WS, respectively on December 21, 2005.

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

On November 2, 2007, the Commission declared effective our joint proxy/registration statement filed on Forms F-1/F-4 and on November 27, 2007, we obtained shareholders' approval for the acquisition of the initial fleet and for effecting the Redomiciliation Merger as a result of which Star Maritime merged into Star Bulk with Star Maritime merging out of existence and Star Bulk being the surviving entity. Each share of Star Maritime common stock was exchanged for one share of Star Bulk common stock and each warrant of Star Maritime was assumed by Star Bulk with the same terms and conditions except that each became exercisable for common stock of Star Bulk. The Redomiciliation Merger became effective after stock markets closed on November 30, 2007, and the common shares and warrants of Star Maritime ceased trading on the American Stock Exchange under the symbols SEA and SEA.WS, respectively. Star Bulk shares and warrants started trading on the Nasdaq Global Select Market on December 3, 2007, under the ticker symbols SBLK and SBLKW, respectively. Immediately following the effective date of the Redomiciliation Merger, TMT and its affiliates owned 30.2% of our outstanding common stock. Mr. Nobu Su, a former member of our board of directors, exercises voting and investment control over the securities held of record by F5 Capital, a Cayman Islands corporation, which is a nominee of TMT. F5 Capital filed a Schedule 13D/A on July 29, 2008 reporting beneficial ownership of 7.0% of our outstanding common stock. All of our warrants expired worthless and ceased trading on the Nasdaq Global Select Market on March 15, 2010.

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

Vessel Acquisitions, Dispositions and Other Significant Transactions

Vessel Acquisitions

On February 18, 2010, we entered into an agreement to acquire from an unaffiliated third party, Star Aurora, a 2000 built, 171,000 dwt., Capesize drybulk vessel, for approximately $42.5 million. We financed the purchase of this vessel with a combination of cash and bank debt

On March 24, 2010, we entered into an agreement with Hanjin HHIC-Phil Inc. for the construction of Star Borealis, a 179,678 dwt Capesize drybulk vessel, for $53.6 million. The vessel was delivered to us on September 9, 2011.

On April 6, 2010, we entered into an agreement with Hanjin HHIC-Phil Inc. for the construction of Star Polaris, a 179,546 dwt Capesize drybulk vessel, for $53.3 million. The vessel was delivered to us on November 14, 2011.

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

On July 5, 2013 we entered into agreements with Shanghai Waigaoqiao Shipbuilding Co., or SWS, for the construction of two 180,000 dwt Capesize drybulk vessels, with fuel efficient specifications, Hull 1338 and Hull 1339, and expected deliveries in October 2015 and in January 2016, respectively. In August 2013, we paid the first installment of $28.5 million to SWS and the remaining amount is payable upon the delivery of each of the two Capesize drybulk vessels.

On September 23, 2013, we entered into agreements with SWS for the construction of two 208,000 dwt Newcastlemax drybulk vessels, with fuel efficient specifications, Hull 1342 and Hull 1343, with expected deliveries in January 2016 and in April 2016, respectively. In October 2013, we paid the first installment of $10.5 million to SWS and the remaining amount is payable in installments until the delivery of each of the two Newcastlemax drybulk vessels.

On September 27, 2013, we entered into agreements with Nantong COSCO KHI Ship Engineering Co., or NACKS, for the construction of two 61,000 dwt Ultramax drybulk vessels, Hull NE 196 and Hull NE 197, and one 209,000 dwt Newcastlemax drybulk vessel, Hull NE 198, each with fuel efficient specifications and expected deliveries in October 2015, November 2015 and March 2016, respectively. In October 2013, we paid the first installment of $22.1 million to NACKS and the remaining amount is payable in installments until their deliveries.

On October 22, 2013, we entered into contracts with Japan Marine United Corporation, or JMU, for the construction of two 60,000 dwt Ultramax drybulk vessels, Hull 5040 and Hull 5043, with fuel efficient specifications and expected deliveries in June 2015 and September 2015, respectively. In October 2013, we paid the first installment of $5.8 million to JMU and the remaining amount is payable in installments until their deliveries.

We refer to the above mentioned nine newbuilding vessels as our Newbuilding Vessels.

On November 5, 2013, we entered into two agreements to acquire Star Challenger and Star Fighter from two unaffiliated third parties for an aggregate price of approximately $58.1 million. Star Challenger and Star Fighter are 61,462 dwt and 61,455 dwt Ultramax vessels, built in 2012 and 2013, respectively. The vessels were delivered to us on December 12, 2013 and on December 30, 2013, respectively.

On January 24, 2014, we entered into agreements to acquire Star Vega and Star Sirius from Glocal Maritime Ltd., an unrelated third party, for an aggregate purchase price of $60.0 million. The vessels were delivered to us, in February 13, 2014 and March 7, 2014, respectively. Upon their delivery, the vessels were chartered back to Glocal Maritime Ltd., for a daily rate of $15,000 less brokerage commission of 1.25% until at least June 2016.

On February 17, 2014, we entered into agreements, or the Bareboat Charters, with CSSC (Hong Kong) Shipping Company Limited, or CSSC, an affiliate of Shanghai Waigaoqiao Shipbuilding Co. Ltd of China, or SWS, to bareboat charter two fuel efficient Newcastlemax dry bulk vessels (hull numbers 1372 and 1371) each with a cargo carrying capacity of 208,000 deadweight tons, which are currently under construction. The Bareboat Charters with monthly hire rates ranging between $361,958 to $410,813 plus Libor, per vessel and a 10-year term that is expected to commence when the vessels are delivered to us, which is scheduled for November 2015 and February 2016, respectively. Under the terms of the Bareboat Charters, we are required to pay CSSC $23.0 million equal to 20% of the construction price of $59.0 million for Hull 1372 and $56.5 million for Hull 1371, representing the upfront hire for the two CSSC Vessels in two equal installments, the first of which was paid on signing the Bareboat Charters and the second installment is due upon the completion of the steel-cutting stage of the construction of each CSSC Vessel. We are also obliged to pay an amount of $924,000 representing handling fees in two equal installments, the first of which was paid on signing the Bareboat Charters and the second installment is due in one year. Under the terms of the Bareboat Charters, we have options to purchase the CSSC Vessels at any time, which are exercisable on a monthly basis against a predetermined, amortizing balance payment whilst we have a respective obligation at the expiration of the bareboat term. Upon the earlier of the exercise of the purchase options or the expiration of the Bareboat Charters, we will own the CSSC Vessels.

Vessel Dispositions

On July 21, 2009, we entered into an agreement to sell Star Alpha to an unaffiliated third party for gross proceeds of approximately $19.9 million. We classified Star Alpha as an asset held for sale during the third quarter 2009 and as a result recorded an impairment loss of $75.2 million during the year ended December 31, 2009. We delivered the vessel to its purchasers on December 21, 2009.

On January 18, 2010, we entered into an agreement to sell Star Beta to an unaffiliated third party for gross proceeds of approximately $22.0 million.  We classified Star Beta as an asset held for sale during the first quarter 2010 and as a result recorded an impairment loss of $34.9 million during the year ended December 31, 2010. We delivered the vessel to its purchasers owners on July 7, 2010.

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

On March 14, 2013, we entered into an agreement with a third party to sell Star Sigma for a contracted price of $9.0 million less address commission of 3% and brokerage commission of 1%. The vessel was delivered to its purchasers on April 10, 2013. On April 2, 2013, in connection with the sale of Star Sigma, and in accordance with the amended terms of the $64.5 million loan facility with HSH, we fully repaid the balance of Capesize Tranche amounting to $4.7 million and the remaining balance from the sale proceeds amounting to $4.1 million was applied as a prepayment of the Supramax Tranche. As a result, the next seven scheduled quarterly installments which commenced in April 2013 were reduced on a pro-rata basis equal to the amount of the prepayment and the mortgage over the vessel was released.

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

On February 15, 2011, we received a letter from KLC, a prior charterer of Star Gamma and Star Cosmo, notifying us of the commencement of rehabilitation proceedings of KLC in Korea and the related schedule for making registered claims against KLC in those proceedings. On March 31, 2011, we filed our registered claims with the Bankruptcy Division of the Korean courts relating to Star Gamma and Star Cosmo. The rehabilitation plan was approved by the required majority vote of KLC's lenders which provided for payments in cash and in shares for a period of ten years to KLC's counterparties in relation to the unsecured claims. In addition, and with respect to the common benefit claims (secured claims), following an agreement with the joint receivers of KLC, we agreed to settle the common benefit claim of Star Gamma by way of two equal annual cash payments in the aggregate amount of $344,857, the first installment was received in October 2011 and the second installment was received in January 2013. With respect to our claims related to Star Cosmo, pursuant to a separate agreement with the joint receivers of KLC, the due hire which represented the common benefit claim was paid directly from sub charterers to us and the remaining due hire representing unsecured claims is expected to be settled pursuant to the approved rehabilitation plan. As per rehabilitation plan, on December 31, 2012 we received the amounts of $12,055 and $740 representing the annual payment of the rehabilitation plan of Star Gamma and Star Cosmo, respectively. On November 19, 2012, we received 46,007 shares of KLC as part of the rehabilitation plan described above, the shares were sold the same date at the average price of KRW 3,456. The cash proceeds from the sale of the respective shares amounted to approximately $144,000. The next allotment of 2,872 shares as part of the award relating to Star Cosmo was released from lock up on June 4, 2013 and the respective shares have not been sold. In addition, in October 2013, we received an amount of $166,545 and $10,388 for Star Gamma and Star Cosmo, respectively, pursuant to the terms of the rehabilitation plan.

On July 21, 2011, we entered into a $31.0 million senior secured credit facility with ABN AMRO Bank N.V. to partially finance the purchase of Star Big and Star Mega.  As of December 31, 2011, the total amount of this loan facility has been drawn down.  Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

On July 22, 2011, we offered and sold 1,113,334 common shares in an underwritten public offering. This offering was priced at $27.0 per share, less underwriting discounts, which resulted in net proceeds to us before expenses of approximately $28.8 million. We used the net proceeds from this offering to fund a portion of the aggregate purchase price of Star Big and Star Mega, and for general corporate purposes.

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

On October 3, 2011, we entered into a $64.5 million secured term loan agreement with HSH Nordbank, which has up to a five year term and bears interest at LIBOR plus margin. The borrowings under this loan agreement together with $5.3 million of own cash were used to repay in full the outstanding borrowings under our two loan facilities with Piraeus Bank. Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

On January 4, 2012, we entered into an agreement with Pacific Bulk to accept the early redelivery to us of Star Sigma on December 31, 2011 in exchange for an aggregate of $6.454 million consisting of a cash payment of $5.734 million and 1,027 metric tons of fuel valued at $0.720 million.

On September 27, 2012, Starbulk S.A. entered into an agreement with Maiden Voyage LLC, a Marshall Islands company, for the commercial and technical management of the Maiden Voyage, a 2012 built Supramax dry bulk carrier. Pursuant to the terms of this management agreement, we received a fixed management fee of $750 per day beginning on September 28, 2012.  On August 6, 2013, Maiden Voyage was sold to Premier Voyage LLC, a Marshall Islands company, and our technical and commercial management agreement was terminated. On the same date Starbulk S.A. entered into an agreement with Premier Voyage LLC for the commercial and technical management of the Maiden Voyage, under the same terms as the previously terminated agreement. This vessel will be managed under the same strategy as the other vessels in our fleet. Maiden Voyage LLC and Premier Voyage LLC are owned and controlled by Oceanbulk Carriers LLC, a company minority owned by our directors, Mrs. Milena-Maria Pappas.

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

On October 18, 2012, Starbulk S.A. entered into an agreement with OOCAPE1 Holdings LLC, a Marshall Islands company, for the commercial and technical management of the Obelix, a 2011 built Capesize dry bulk carrier. Pursuant to the terms of this management agreement, we will receive a fixed management fee of $750 per day beginning on October 19, 2012 and until two months after termination by either party upon written notice. This vessel will be managed under the same strategy as the other vessels in our fleet. OOCAPE1 Holdings LLC is owned and controlled by Oceanbulk Carriers LLC, a company minority owned by one of our directors, Mrs. Milena-Maria Pappas.

In February 2012, Star Polaris sustained bottom damage when entering the port of Eregli in Turkey; the vessel proceeded for permanent repairs to a shipyard, which resulted in an off-hire period of 49 days. Our insurers have reimbursed us for $1.6 million of expenditures related to repairs under our hull and machinery policies.

In June 2012, Star Polaris had a main engine failure in Korea, which resulted in an off-hire period of 142 days. Our insurers have reimbursed us for $7.7 million of expenditures related to repairs under our hull and machinery policies.

On July 25, 2013, pursuant to a rights offering, approved by our board of directors in April 2013, the "Rights Offering" we issued and sold 15,338,861 shares of common stock, which resulted in net proceeds of $77.9 million after deducting offering expenses of $2.2 million. The net proceeds were primarily used for orders for fuel-efficient dry-bulk vessels with some of the proceeds being reserved for working capital and general corporate purposes. In connection with the Rights Offering we entered into a purchase agreement, or the Backstop Purchase Agreement dated May 1, 2013, with a number of backstop investors including investment funds managed by Oaktree Capital Management L.P. or its affiliates, or Oaktree, and investment funds managed by Monarch Alternative Capital L.P., or Monarch. Also in connection with the Rights Offering entered into a registration rights agreement dated May 1, 2013, of the Registration Rights Agreement with Oaktree and Monarch.

Pursuant to the Registration Rights Agreement we filed Form F-3 registration statement, which was declared effective on November 12, 2013 for the registration of 7,731,776 of our common shares held by Oaktree and Monarch.

Pursuant to the Backstop Purchase Agreement, we issued and sold 9,117,653 shares of common stock. In addition, we agreed with each of Oaktree and Monarch, to appoint, subject to the approval of the Company's nominating committee, one individual to our board of directors as a Class B director. In August 2013, we appointed Mr. Roger Schmitz, the Monarch nominee, to our board of directors. Oaktree and Monarch also agreed that neither it nor its affiliates will (i) acquire beneficial ownership measured by voting power of more than 40.0% of our issued and outstanding common shares; (ii) form or participate in a "group" as defined in Section 13(d)(3) of the Exchange Act with respect to our securities after giving effect to which it would be deemed to beneficially own more than 40.0% of the issued and outstanding common shares; or (iii) initiate or participate in any "freeze-out" merger or other going private transaction with respect to us.

During the year 2013 and as of March 20, 2014, Starbulk S.A. entered into additional vessel management agreements for ten drybulk vessels for a fixed fee of $750 per day per vessel. Nine of these additional vessels that we manage are owned by companies owned and controlled by Oceanbulk Shipping LLC, a company minority owned by Ms. Milena - Maria Pappas, one of our directors. These agreements may be terminated by either party upon advanced written notice to the other party. We provide these services pursuant to the same strategy applied to the vessels in our owned fleet.

In September 2013, we issued 239,333 common shares that were awarded to our directors, officers and employees under the 2011 and 2013 Equity Incentive Plans. All the newly issued shares will vest on March 21, 2014. In addition, on the same day we issued 18,667 common shares, which represented the second and the third share installments awarded to Mr. Spyros Capralos, our Chief Executive Officer, pursuant to the terms of his consultancy agreement effective February 7, 2011. The second installment vested on February 7, 2013 and the third installment vested on February 7, 2014.

During the third quarter of 2013, we entered into amended loan agreements with our lenders, based on previously negotiated terms sheets signed in December 2012. The amended terms include among other things, the deferral of up to approximately $24.3 million from the installments payable until 2015 and the waiver or amendment of certain of the existing financial covenants. Please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."

On October 7, 2013, we issued and sold 8,050,000 common shares in an underwritten public offering. This offering was priced at $8.80 per share, which resulted in net proceeds of approximately $68.1 million after deducting offering expenses of $2.7 million. We used the net proceeds from this offering partially fund the acquisition of our newbuilding vessels, for vessel acquisitions, and for general corporate purposes.

On November 25, 2013, our board of directors approved to pay Oceanbulk Maritime S.A. a commission fee relative to the negotiations with the shipyards on the construction of our contracted Newbuilding Vessels. Oceanbulk Maritime S.A is a ship management company and is controlled by one of our directors, Mrs. Milena Maria Pappas. We agreed to pay a commission of 0.5% of the shipbuilding contract price for the two Newbuilding Capesize Vessels and the three Newbuilding Newcastlemax Vessels and a flat fee of $200,000 per vessel for the four Newbuilding Ultramax Vessels. For all of our nine Newbuilding Vessels, the total commissions payable are $2.08 million. We agreed to pay the commissions in four equal installments, the first two installments will be paid in cash and the remaining two installments will be paid with the issuance of common shares. The first installment of $0.52 million was paid in cash in December 2013 and the second installment will be paid in April 2014. The last two installments, to be paid with the issuance of common shares, are due in June 2015 and in April 2016, respectively.

On December 24, 2013, we entered into a binding commitment letter with HSH Nordbank AG for a new senior secured credit facility of up to $35.0 million, to be used to partially finance the two Ultramax vessels Star Challenger and Star Fighter, which also provide the mortgage collateral for this senior credit facility. On February 6, 2014, the final loan agreement was signed and on February 10, 2014, the total amount of $35.0 million was drawn down.

On January 27, 2014, we entered into a binding commitment letter with Deutsche Bank AG for a new senior secured credit facility of up to $39.0 million, to be used to partially finance the two Post-Panamax vessels Star Sirius and Star Vega, which also provide the mortgage collateral for this senior credit facility. On March 14, 2014, the final loan agreement was signed and on March 18, 2014, the total amount of $39.0 million was drawn down.

On February 20, 2014, our board of directors approved the Company's 2014 Equity Incentive Plan (the "2014 Equity Incentive Plan"). We reserved a total of 430,000 shares of common stock for issuance under the 2014 Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in such plan. All of the material provisions of the 2014 Equity Incentive Plan are substantially similar to the provisions contained in our prior equity incentive plans. On February 20, 2014, 402,167 restricted common shares were granted to certain of our directors, officers and employees. The fair value of each share was $10.86 and has been determined by reference to the closing price of our common stock on the grant date. The respective shares will be issued in March 2014 and will vest in March 2015.  In addition, we plan to issue 9,333 common shares to our chief executive officer in March 2014 and the shares will vest on May 3, 2014 under the terms of his consultancy agreement dated May 3, 2013.

On February 25, 2014, we acquired 33% of the total outstanding common stock of Interchart Shipping Inc., or Interchart, a Liberian company affiliated with family members of our Chairman, which acts as chartering broker to our fleet for a total consideration of $400,000 consisting of $200,000 in cash and 22,598 SBLK restricted common shares to be issued on March 31, 2014. The ownership interest was purchased from an entity affiliated with family members of our Chairman, including our director, Mrs. Milena-Maria Pappas.

On February 25, 2014, we entered into a services agreement, or the Services Agreement, with Interchart for chartering, brokering and commercial services for our vessels for an annual fee of €500,000 (approx. $690,000, using the exchange rate as of December 31, 2013, eur/usd 1.38). This fee is adjustable for changes in our fleet pursuant to the terms of the Services Agreement. Under the Services Agreement, all previously agreed upon brokerage commissions due to Interchart are canceled retroactively from January 1, 2014.

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

Our Fleet

We own and operate a fleet of 17 vessels consisting of five Capesize drybulk carriers, two Post Panamax drybulk carriers, two Ultramax drybulk carriers and eight Supramax drybulk carriers with an average age of 8.9 years and a combined cargo carrying capacity of approximately 1,610,935 dwt. Our fleet carries a variety of drybulk commodities including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks. We currently have ten vessels that we consider to be employed in the spot market due to the short duration of their current charter agreements, six of our vessels on medium to long term charters scheduled to expire in June 2014, August 2014, November 2015 and June 2016 and one vessel under its periodic dry-docking survery.

In addition to our owned fleet, we have also entered into agreements for the construction of eleven drybulk carriers.

We also provide commercial and technical management services to five Capesize drybulk carriers, two Post Panamax drybulk carriers, two Kamsarmax drybulk carriers, two Panamax drybulk carriers and three Supramax drybulk carriers.

The following tables present summary information concerning our owned fleet and third party managed vessels as of March 20, 2014:

Owned Vessels

Vessel Name	Vessel	Size	Year		Daily Gross	Type/
	Type	(dwt.)	Built		Hire Rate	Month of Contract Expiry
Star Aurora	Capesize	171,199	2000		$17,000	Time charter/ August 2014
Star Big	Capesize	168,404	1996		$25,000	Time charter/ November 2015
Star Borealis (1)	Capesize	179,678	2011	$	Freight 27.75/mt	Voyage charter/ May 2014
Star Mega	Capesize	170,631	1994		$24,500	Time charter/ August 2014
Star Polaris (1) (2)	Capesize	179,600	2011		$15,500	Time charter/ May 2014
Star Sirius	Post Panamax	98,681	2011		$15,000	Time charter/ June 2016
Star Vega	Post Panamax	98,681	2011		$15,000	Time charter/ June 2016
Star Challenger (1)	Ultramax	61,462	2012		$9,500	Time charter/ March 2014
Star Fighter (1)	Ultramax	61,455	2013		$13,400	Time charter/ April 2014
Star Cosmo (1)	Supramax	52,247	2005		$13,500	Time charter/ May 2014
Star Delta (1)	Supramax	52,434	2000		$14,500	Time charter/ September 2014
Star Epsilon	Supramax	52,402	2001		$-	Dry-docking survey
Star Gamma	Supramax	53,098	2002		$9,400	Time charter/ June 2014
Star Kappa (1)	Supramax	52,055	2001		$13,000	Time charter/ March 2014
Star Omicron (1)	Supramax	53,489	2005		$14,000	Time charter/ March 2014
Star Theta (1)	Supramax	52,425	2003	$ $	3,500 for the first 65 days 10,000 for next days	Time charter/ March 2014
Star Zeta (1)	Supramax	52,994	2003		$14,000	Time charter/ March 2014

(1)	We consider these vessels to be employed in the spot market as a result of the short duration of their current charters.

(2)	In addition to daily gross hire rate, we received a ballast bonus of $1,875,000 on March 12, 2014 in connection with the repositioning of the vessel by the charterer.

Newbuilding Vessels

Please find below a list of vessels for which we have newbuilding contracts:

Vessel Name	Type	DWT	Shipyard	Expected Delivery Date
Hull 1372(1)	Newcastlemax	208,000	SWS	November 2015
Hull 1342	Newcastlemax	208,000	SWS	January 2016
Hull 1371(1)	Newcastlemax	208,000	SWS	February 2016
Hull NE 198	Newcastlemax	209,000	NACKS	March 2016
Hull 1343	Newcastlemax	208,000	SWS	April 2016
Hull 1338	Capesize	180,000	SWS	October 2015
Hull 1339	Capesize	180,000	SWS	January 2016
Hull 5040	Ultramax	60,000	JMU	June 2015
Hull 5043	Ultramax	60,000	JMU	September 2015
Hull NE 196	Ultramax	61,000	NACKS	October 2015
Hull NE 197	Ultramax	61,000	NACKS	November 2015

(1)
We have entered into bareboat charters for these vessels with the option to purchase the vessels at any time and a purchase obligation upon the completion of the tenth year of the bareboat charterparty.

Vessels Under Management

Drybulk Vessels
Vessel Name	Type	DWT	Year Built
Big Bang (1)	Capesize	174,109	2007
Big Fish (1)	Capesize	177,662	2004
Kymopolia (1)	Capesize	176,990	2006
Obelix (1)	Capesize	181,433	2011
Pantagruel (1)	Capesize	180,181	2004
Amami (1)	Post Panamax	98,681	2011
Madredeus (1)	Post Panamax	98,681	2011
Mercurial Virgo (1)	Kamsarmax	81,545	2011
Pendulum (1)	Kamsarmax	82,619	2006
Marto	Panamax	74,470	2001
Renascentia	Panamax	74,732	1999
Maiden Voyage (1)	Supramax	58,722	2012
Serenity I	Supramax	53,688	2006
Strange Attractor (1)	Supramax	55,742	2006

__________
(1)          Vessels owned and controlled by Oceanbulk Shipping LLC, a company minority owned by Mrs. Milena- Maria Pappas, one of our directors.

We actively manage the deployment of our fleet on time charters, which generally can last up to several years. We currently have ten vessels that we consider to be employed in the spot market due to the short duration of their current charter agreements, six of our vessels on medium to long term charters scheduled to expire in June 2014, August 2014, November 2015 and June 2016 and one vessel under its periodic dry-docking survery. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. We pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, as well as for commissions. In both cases, we are responsible for the drydocking costs relating to each vessel. Our vessels operate worldwide within the trading limits imposed by our insurance terms and we do not operate our vessels in areas where United States, European Union or United Nations sanctions have been imposed.

Competition

Demand for drybulk carriers fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We compete with other owners of drybulk carriers in the Newcastlemax, Capesize, Post Panamax, Ultramax and Supramax size sectors. Ownership of drybulk carriers is highly fragmented and is divided among approximately 1,700 independent drybulk carrier owners. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator.

We believe that we possess a number of strengths that provide us with a competitive advantage in the dry bulk shipping industry:

•
We own a modern, diverse, high quality fleet of dry bulk carriers. Our fleet consists of seventeen vessels currently in the water, while we have eleven high specification, fuel efficient, "eco" friendly vessels, on order at quality shipyards in China and Japan. We believe that owning a modern, high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing favorable time charters. We maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea, and adopting a comprehensive maintenance program for each vessel. Furthermore Star Bulk takes a pro-active approach to safety and environmental protection by implementing comprehensive planned maintenance systems, preventive maintenance programs and by retaining and training qualified crews.

•
We benefit from strong relationships with members of the shipping and financial industries. Our Chairman, directors and management team have established relationships with leading charterers as well as chartering, sales and purchase brokerage houses around the world. The Chairman, directors and management team have maintained relationships with, and have achieved acceptance by, major governmental and private industrial users, commodity producers and traders.

•
We have an experienced management team and board of directors. Our management team and our board of directors, collectively, have more than 100 years shipping experience during which they have developed strong industry relationships with leading charterers, financial institutions, shipyards, insurance underwriters, protection and indemnity associations.

•
We conduct all of the commercial and technical management of our vessels in-house through our wholly owned subsidiaries Starbulk S.A. and Star Bulk Management Inc. We believe having in-house commercial and technical management provides us with a competitive advantage over many of our competitors by allowing us to more closely monitor our operations and to offer higher quality performance, reliability and efficiency in arranging charters and the maintenance of our vessels. We also believe that in-house management capabilities contribute significantly in maintaining a lower level of vessel operating and maintenance costs. Aside from our owned vessels, we provide ship management services to fourteen vessels owned by third party owners, which diversifies our consolidated cash flows.

Customers

As of March 20, 2014, our vessels were chartered as follows: Rio Tinto for Star Aurora, major international companies for Star Big and Star Mega, Glocal Maritime Ltd for Star Sirius and Star Vega, Noble Chartering Inc. BVI for Star Polaris and Star Borealis, Cargill for Star Gamma and Star Kappa, MUR Shipping B.V for Star Delta, S. Refined Success Ltd. for Star Cosmo, EDF Man Shipping for Star Omicron, Hyundai Glovis Co Ltd for Star Fighter, Hyundai Merchant Marine Co. Ltd. Seoul for Star Challenger, Mandarin Marine Co Ltd for Star Theta, TRI-NET (Japan) Inc. for Star Zeta. For the year ended December 31, 2013, we derived 47% of our voyage revenues from two of our customers.

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

Management of the Fleet

As of December 31, 2013, we had sixty-seven employees, engaged in the day to day management of the vessels in our fleet. Star Bulk Management and Starbulk S.A. perform operational and technical management services for the vessels in our fleet, including chartering, marketing, capital expenditures, personnel, accounting, paying vessel taxes and maintaining insurance. Our Chief Executive Officer and Chief Financial Officer are also the senior management of Star Bulk Management and Starbulk S.A.. Star Bulk Management and Starbulk S.A. employ such a number of additional shore-based executives and employees designed to ensure the efficient performance of their activities.

We reimburse and/or advance funds as necessary to Star Bulk Management and Starbulk S.A. in order for our managers to conduct their activities and discharge their obligations, at cost. We also maintain working capital reserves as may be agreed upon between us and Star Bulk Management from time to time.

Star Bulk Management is responsible for the management of the vessels. Star Bulk Management's responsibilities include, inter alia, locating, purchasing, financing and selling vessels, deciding on capital expenditures for the vessels, paying vessels' taxes, negotiating charters for the vessels, managing the mix of various types of charters, developing and managing the relationships with charterers and the operational and technical managers of the vessels. Star Bulk Management subcontracts certain vessel management services to Starbulk S.A.

Starbulk S.A., our wholly owned subsidiary, provides the technical and crew management of all of our vessels. Technical management includes maintenance, drydocking, repairs, insurance, regulatory and classification society compliance, arranging for and managing crews, appointing technical consultants and providing technical support.

Starbulk S.A. has entered into agreements for the commercial and technical management of five Capesize drybulk carriers, two Post Panamax drybulk carriers, two Kamsarmax drybulk carriers, two Panamax drybulk carriers and three Supramax drybulk carriers. Pursuant to the terms of the management agreements, we receive a fixed management fee of $750 per day until terminated by either party upon two months prior written notice. These vessels are managed under the same strategy as the other vessels in our fleet. In addition, we are required under our amended loan agreements to expand the number of third party vessels under management to 10 vessels.

Crewing

Star Bulk Management is responsible for recruiting, either directly or through a technical manager or a crew manager, the senior officers and all other crew members for the vessels in our fleet. Star Bulk Management has the responsibility to ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that the vessels are manned by experienced and competent and trained personnel. Star Bulk Management is also responsible for insuring that seafarers' wages and terms of employment conform to international standards or to general collective bargaining agreements to allow unrestricted worldwide trading of the vessels. Star Bulk Management and Starbulk S.A. provide the crewing management for all the vessels in our fleet, including all of the third-party vessels.

The International Drybulk Shipping Industry

Drybulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. In 2013, based on preliminary figures, it is estimated that approximately 4.3 billion tons of drybulk cargo was transported by sea.

The demand for drybulk carrier capacity is derived from the underlying demand for commodities transported in drybulk carriers, which is influenced various factors such as broader macroeconomic dynamics, globalization trends, industry specific factors, geological structure, political factors, and weather. The demand for drybulk carriers is determined by the volume and geographical distribution of seaborne drybulk trade, which in turn is influenced by general trends in the global economy and factors affecting demand for commodities. During the 1980s and 1990s seaborne drybulk trade increased by 1-2% per annum. However, over the last decade, between 2003 and 2013, seaborne drybulk trade increased at a compound annual growth rate of 6.4%, substantially influenced by the entrance of China in the World Trade Organization ("WTO") The global drybulk carrier fleet may be divided into four categories based on a vessel's carrying capacity.  These categories consist of:

•
Newcastlemax vessels, which are vessels with carrying capacities of between 200,000 and 215,000 dwt. These vessels carry both iron ore and coal and they represent the largest vessels able to enter the port of Newcastle in Australia.

•
Capesize vessels, which have carrying capacities of more than 100,000 dwt. and less than 200,000 dwt. These vessels generally operate along long-haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

•
Post-Panamax vessels have a carrying capacity of between 85,000 and 100,000 dwt. These vessels tend to have a shallower draft and larger beam than a standard Panamax vessel with a higher cargo capacity. These vessels have been designed specifically for loading high cubic cargoes from draught restricted ports, although they cannot transit the Panama Canal at its current dimensions. They will be able though to transit the Panama Canal once its scheduled expansion is completed.

•
Panamax vessels have a carrying capacity of between 65,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.

•	Ultramax vessels, which are vessels with carrying capacities of between 60,000 and 65,000 dwt and they represent the largest and most modern version of Supramax bulk carrier vessels.

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

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of January 1, 2014, the global drybulk carrier orderbook amounted to 149.6 million dwt, or approximately 20% of the existing fleet at that time, with most vessels on the orderbook expected to be delivered within 24 months. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. During 2013, a total of 22.2 million dwt or approximately 3.1% of the existing fleet at the end of this year was scrapped, representing the third highest level in the history of the drybulk industry. Generally, drybulk carriers at or over 25 years old are considered to be scrapping candidate vessels.

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

The drybulk shipping industry is cyclical with attendant volatility in charterhire rates and profitability. The degree of charterhire rate volatility among different types of drybulk carriers varies widely, however, the abrupt and dramatic downturn in the drybulk charter market has severely affected the entire drybulk shipping industry. The Baltic Dry Index, an index published by The Baltic Exchange of shipping rates for 20 key drybulk routes, fell 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and remained volatile during 2009, reaching a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009. The BDI continued its volatility in 2010, increasing from 3,235 in January 2010 to a high of 4,209 in May 2010 before subsequently decreasing to a low of 1,700 in July 2010. Following a short period of increase in the third quarter of 2010, the BDI fell to near July 2010 levels by the end of 2010. The BDI further decreased in 2011 to 1,043 in February 2011 and has continued to decline in the beginning of 2012 to 753. During 2012, the BDI increased to a high of 1,165 as of May 8, 2012. During 2013, the BDI was at its lowest level of 698 on January 1, 2013, while it has reach its highest level of 2,337 on December 12, 2013, following a broader upward trend since early of August 2013. As of December 31, 2013, the BDI stood at 2,277, while on March 20, 2014, the index closed at 1,621.

Vessel Prices

Newbuilding prices are determined by a number of factors, including the underlying balance between shipyard output and capacity, raw material and labor costs, freight markets and sometimes exchange rates. In the last few years high levels of new ordering were recorded across all sectors of shipping with the total orderbook reaching approximately 78% of the fleet during the period between August and November of 2008. As a result, most of the major shipyards in Japan, South Korea and China had no available capacity for two forthcoming years, and consequently there was an increased number of orders placed at second and third tier yards mostly in China. The downturn in freight rates, the lack of funding due to the wider global financial crisis, as well as the fact that many yards had limited or no shipbuilding experience has led to a substantial number of these orders being cancelled or delayed. During 2013, new vessels of 62.1 million dwt in aggregate capacity were delivered, versus a total amount of 101.2 million dwt scheduled deliveries for this year, implying a slippage/cancellation rate of 38.6%, substantially higher than the average ratio of 30.6% during the years 2008 through 2012. It is expected that this trend will continue to persist in the future, albeit at a lower degree.

Newbuilding prices have increased significantly since 2003, due to tightness in shipyard capacity, high steel prices, rising labor cost, high levels of new ordering and stronger freight rates. However, with the sudden and steep decline in freight rates after August 2008 and lack of new vessel ordering, newbuilding vessel values entered a downward trend and have continued to gradually decline. This trend however was reversed in the later part of the second half of 2013, as the precipitous increase in freight rates has led to a substantial amount of new orders being placed to the majority of top shipyards in Japan, Korea and China wiping out their available capacity for 2014 and shifting the pricing power from buyers to shipbuilders.

Broadly speaking, the secondhand market is affected by both the newbuilding prices as well as the overall freight expectations and sentiment observed at any given time. The steep increase in newbuilding prices and the strength of the charter market have also affected values, to the extent that prices rose sharply in 2004 and 2005, before dipping in the early part of 2006, only to rise thereafter to new highs in the first half of 2008. However, the sudden and sharp downturn in freight rates since August 2008 has also had a very negative impact on secondhand values. Currently newbuilding and secondhand values have recovered from the well below the lows reached during 2008 through 2012, although they still remain below historical mean levels.

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

The IMO's Maritime Environment Protection Committee, or MEPC, amendments to Annex VI entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships. As of January 1, 2012, the amended Annex VI requires that fuel oil contain no more than 3.50% sulfur (from the previous cap of 4.50%). By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs"). By July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0% (from 1.50%), which will be further reduced to 0.10% on January 1, 2015. Amended Annex VI establishes procedures for designating new ECAs. The Baltic Sea and the North Sea have been so designated. Effective August 1, 2012, certain coastal areas of North America were designated ECAs, and effective January 1, 2014 the United States Caribbean Sea was designated an ECA. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.

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

Safety Management System Requirements

The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS and the International Convention on Load Lines, or the LL Convention, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL Convention standards. May 2012 SOLAS amendments entered in force as of January 1, 2014. The Convention on Limitation of Liability for Maritime Claims (LLMC) was recently amended and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners. We believe that all our vessels are in substantial compliance with SOLAS and LL Convention standards.

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

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. For example, IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (BWMS).  For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention.  This in effect makes all vessels constructed before the entry into force date 'existing' vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, and 1992, and amended in 2000, or the CLC. Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain exceptions. The 1992 Protocol changed certain limits on liability, expressed using the International Monetary Fund currency unit of Special Drawing Rights. The limits on liability have since been amended so that the compensation limits on liability were raised. The right to limit liability is forfeited under the CLC where the spill is caused by the ship owner's personal fault and under the 1992 Protocol where the spill is caused by the ship owner's personal act or omission by intentional or reckless act or omission where the ship owner knew pollution damage would probably result. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner's liability for a single incident. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. For example, on August 15, 2012, the U.S. Bureau of Safety and Economic Enforcement (BSEE) issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. The Final Rule took effect on October 22, 2012.

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

The U.S. Environmental Protection Agency, or the EPA, regulates the discharge of ballast and bilge water and other substances in U.S. waters under the CWA. EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit, or the VGP, imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, record keeping and reporting requirements to ensure the effluent limits are met. The EPA replaced the current VGP with a new VGP, effective December 19, 2013.  The new VGP also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and requires the use of environmentally acceptable lubricants. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, and the Coast Guard, as of June 21, 2012, adopted revised ballast water management requirements that established standards for allowable concentrations of living organisms in ballast water discharged from ships in U.S. waters. The Coast Guard's revised ballast water standards are consistent with requirements under the 2004 BWM Convention. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 1, 2013 all new ships must comply with two new sets of mandatory requirements, which were adopted by MEPC in July 2011 to address greenhouse gas emission from ships. Currently, operating ships are required to develop SEEMPs, and minimum energy efficiency levels per capacity mile applies to new ships. These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013. The MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements.

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

Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, within three months before or after each anniversary date of the date of commencement of the class period indicated in the certificate.

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies (the IACS). All our vessels are certified as being "in class" by RINA, ABS and NKK, major classification societies which are member of IACS. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

The operation of any drybulk vessel includes risks such as mechanical and structural failure, hull damage, collision, property loss, cargo, loss or damage and business interruption due to political circumstances in foreign countries, piracy, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

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

As of December 31, 2013, we are the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under Item 18. "Financial Statements."

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

Factors Affecting Our Results of Operations

We currently employ six of our vessels on medium to long-term time charters with an average remaining term of approximately 1.23 years, ten of our vessels on short-term time charters and one of our vessels under its periodic dry-docking survey. Under our time charters, the charterer typically pays us a fixed daily charterhire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel's operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to affiliated and unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. In addition, we are also responsible for the drydocking costs related to our vessels. During 2014, six vessels are scheduled to undergo their routine drydocking surveys.

Although six of our vessels in our fleet are employed on medium- to long-term time charters ranging from four months to three years, we may employ these and our other vessels under COAs, bareboat charters, in the spot market or in drybulk carrier pools in the future.

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

•
Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for major repairs, drydocking or special or intermediate surveys).

•	Fleet utilization is calculated by dividing voyage days by available days for the relevant period.

•
Time charter equivalent rate. Our method of calculating TCE rate is determined by dividing voyage revenues (net of Voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. The following table reflects our voyage days, ownership days, fleet utilization and TCE rates for the periods indicated:

(TCE rates expressed in U.S. dollars)	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013
Average number of vessels	12.26	14.19	13.34
Number of vessels in operation (as of the last day of the periods reported)	15	14	15
Average age of operational fleet (in years)	10.6	10.8	9.6
Ownership days	4,475	5,192	4,868
Available days	4,377	4,879	4,763
Voyage days for fleet	4,336	4,699	4,651
Fleet Utilization	99%	96%	98%
Time charter equivalent rate	$ 19,989	$15,419	$14,427
Voyage Revenues	106,912	85,684	68,296

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

The following table reflects the calculation of our TCE rates and reconciliation of TCE revenue to voyage revenue as reflected in the consolidated statement of operations:

(In thousands of U.S. Dollars, except as otherwise stated)	Year Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2013
Voyage revenues	106,912	85,684	68,296
Less:
Voyage expenses	(22,429)	(19,598)	(7,549)
Amortization of fair value of below/above market acquired time charter agreements	2,187	6,369	6,352
Time Charter equivalent revenues	86,670	72,455	67,099

Voyage days for fleet	4,336	4,699	4,651
Time charter equivalent (TCE) rate (in U.S. Dollars)	19,989	15,419	14,427

Voyage Revenues
Voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charterhire, or time charter equivalent, that our vessels earn under period charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market and other factors affecting spot market charter rates for drybulk carriers.

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

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. Technical vessel managers established an operating expense budget for each vessel and perform the day-to-day management of the vessels. Star Bulk Management monitors the performance of each of the technical vessel managers by comparing actual vessel operating expenses with the operating expenses budget for each vessel. We are responsible for the costs of any deviations from the budgeted amounts.

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

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships (i.e., administration of bank loans and bank accounts);

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

•	Charter rates and periods of charterhire;

•	levels of vessel operating expenses;

•	depreciation and amortization expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

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

Impairment of long-lived assets: We follow guidance related to Impairment or Disposal of Long-lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. In this respect, management regularly reviews the carrying amount of the vessels on vessel by vessel basis when events and circumstances indicate that the carrying amount of the vessels might not be recoverable.

 As of December 31, 2011 and as of September 30, 2012, we performed an impairment review of our vessels due to the global economic downturn and the prevailing conditions in the shipping industry. We compared undiscounted cash flows to the carrying values for our vessels to determine if the carrying values of the assets were recoverable. The undiscounted projected net operating cash flows for each vessel are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days over the remaining estimated life of the vessel, assuming a fleet utilization of 98%, net of brokerage commissions, expected outflows for vessel's maintenance and vessel operating expenses. Estimates of daily time charter equivalent for the unfixed days are based on the current Forward Freight Agreement, ("FFA"), rates, for as long as they are available and historical average rates for the period thereafter. Our management's subjective judgment is required in making assumptions that are used in forecasting future operating results used in this method.  Such judgment is based on historical trends as well as future expectations regarding future charter rates, vessel operating expenses and fleet utilization that were applied over the remaining useful life of the vessel, which is assumed to be 25 years from the delivery of the vessel from the shipyard. Expected expenditures for scheduled vessels' maintenance and vessels' operating expenses are based on our budgeted figures and adjusted annually for inflation rate of 2% for the year 2011 and of 3% for the year 2012. The estimated salvage value of the vessels is $200 per light weight ton, in accordance with our vessel's depreciation policy. These estimates are consistent with the plans and forecasts used by management to conduct our business. If our estimate of undiscounted future cash flow for any vessel is lower than the vessel's carrying value, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value.

 As a result of this analysis, we determined that the carrying amount of Star Sigma and Star Ypsilon was not recoverable as of December 31, 2011, and an impairment loss of $62.0 million was recognized. This analysis, for each of our vessels as of September 30, 2012, indicated that the carrying amount of the entire supramax fleet and Star Sigma was not recoverable and after comparing the vessel's fair values to their carrying values, an impairment loss amounting to $303.2 million was recognized. Our analysis for the year ended December 31, 2013, indicated that the carrying amount of our vessels was recoverable and therefore we concluded that no impairment loss was necessary.

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

Due to early time charter terminations the remaining unamortized balances of the intangible assets and liabilities associated with such below or above market acquired time charters were recognized as "Gain on time charter agreement termination" or  in the accompanying consolidated statements of operations. (Refer to note 8 of our consolidated financial statements).

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

Results of Operations

Year ended December 31, 2013 compared to the year ended December 31, 2012.

Voyage revenues: Voyage revenues for the years ended December 31, 2013 and 2012, were approximately $68.3 million and $85.7 million, respectively. This decrease is mainly attributable to the following reasons: (i) decreased charter rates in certain of our vessels during the year ended December 31, 2013, compared to year ended December 31, 2012; and (ii) the fact that the average number of vessels that operated during the year ended December 31, 2013, decreased to 13.34 compared to 14.19, during the year ended December 31, 2012. During the year ended December 31, 2013, we earned $14,427 TCE rate per day as compared to $15,419 TCE rate per day for the year ended December 31, 2012, due to the decrease in prevailing charter rates at which our vessels were chartered. Charterhire rates were volatile in 2012 and 2013 and continue to be volatile.

Management fee income: For the years ended December 31, 2013 and 2012, management fee income was approximately $1.6 million and $0.5 million, respectively. The increase was due to the increase in the average number of third party vessels under management to 5.8 vessels during the year ended December 31, 2013 from 1.7 during the year ended December 31, 2012.

Voyage expenses: For the years ended December 31, 2013 and 2012, Voyage expenses were approximately $7.5 million and $19.6 million, respectively. Consistent with drybulk industry practice, we paid broker commissions ranging from 1.25% to 5.75% of the total daily charterhire rate of each charter to ship brokers associated with the charter, depending on the number of brokers involved with arranging the charter. Voyage expenses also consist of hire paid for chartered-in vessels, port, canal and fuel costs. The decrease in Voyage expenses is attributable to i) an expense for chartering-in third party vessels to serve shipments under the Vale COA, that was completed in February 2012, amounted to $4.1 million and ii) the lower level of spot market activity during the year ended December 31, 2013, which resulted in lower port, canal and fuel costs, compared to the year ended December 31, 2012.

Vessel operating expenses: For the years ended December 31, 2013 and 2012, our vessel operating expenses were approximately $27.1 million and $27.8 million and our daily vessel operating expenses, were approximately $5,564 and $5,361, respectively. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. The decrease is mainly due to the fact that the average number of vessels that operated during the year ended December 31, 2013, decreased to 13.34 compared to 14.19, during the year ended December 31, 2012.

Drydocking expenses: For the year ended December 31, 2013 and 2012, our drydocking expenses were $3.5 million and $5.7 million, respectively. During both years ended December 31, 2013 and 2012, we had three Supramax vessels and one Capesize vessel that underwent their periodic drydocking surveys. The decrease is attributable mainly to the age of the vessels that underwent their periodic drydocking surveys.

Depreciation: We depreciate our vessels based on a straight line basis over the expected useful life of each vessel, which is 25 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost of the vessel less its estimated residual value, which is estimated at $200 per lwt, at the date of the vessel's acquisition. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. For the years ended December 31, 2013 and 2012, we recorded vessel depreciation charge of approximately $16.1 million and $33.0 million, respectively. The decrease in depreciation is attributable to i) impairment losses recognized as of September 31, 2012, in connection to our oldest Capesize vessel, Star Sigma and the entire fleet of our eight Supramax vessels, which resulted in a reduced net book value for the respective vessels and ii). the lower average number of vessels of 13.34, that operated during the year ended December 31, 2013, compared to 14.19, during the year ended December 31, 2012

Loss / (gain) on derivative instruments, net: In June 2013, we entered into two interest rate swap agreements. The valuation of these as of December 31, 2013, resulted into a non-cash gain amounting to $0.1 million. Gain on derivative instruments for the year ended December 31, 2012, amounted to $0.04 million.

General and administrative expenses: For the years ended December 31, 2013 and 2012, we incurred General and administrative expenses of approximately $9.9 million and $9.3 million, respectively. For the year ended December 31, 2013, our General and administrative expenses consist of salaries and other related costs of the executive officers and other employees ($6.2 million), office renovation costs and office rents, legal, accounting costs and consultancy fees, regulatory compliance costs and other miscellaneous expenses ($2.2 million) and costs related to vested and non-vested stock grants under the equity incentive plan ($1.5 million). For the year ended December 31, 2012, our General and administrative expenses consist of salaries and other related costs of the executive officers and other employees ($5.2 million), office renovation costs and office rents, legal, accounting costs and consultancy fees, regulatory compliance costs and other miscellaneous expenses ($2.6 million) and costs related to non-vested stock grants under the equity incentive plan ($1.5 million). The increase in salaries and other related costs of the executive officers and other employees is attributed to higher number of employees during the year ended December 31, 2013 compared to the year ended December 31, 2012, as a result of the growth of our managed fleet.

Vessel impairment loss: The Company tests for impairment of its long lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Due to the sustained decline in charter rates and vessel values during the last years and because market expectations for future rates were low and unlikely to increase to the high levels of 2008 in the foreseeable future, the Company performed an impairment analysis for all the vessels in its fleet by comparing projected undiscounted cash flows to the carrying values of vessels. As a result of this analysis during the year ended December 31, 2012, we recorded an impairment loss of $303.2 million related to the write down to fair value of the carrying amount of our entire fleet of eight Supramax vessels and of our oldest Capesize vessel Star Sigma. Our analysis for the year ended December 31, 2013, indicated that the carrying amount of our vessels was recoverable and therefore no impairment loss was recorded.

Gain on time charter agreement termination: For the year ended December 31, 2012, we recorded a gain on time charter agreement termination of $6.454 million. Star Sigma was time chartered to Pacific Bulk Shipping Ltd. at a gross daily charter rate of $38,000 per day for the period from March 1, 2009 until October 29, 2013, and was redelivered earlier to us on December 31, 2011. On January 4, 2012, we signed an agreement with the charterer in order to receive an amount of $5.734 million in cash, as compensation for the early redelivery of the respective vessel. The total amount was received in January 2012. In addition to the cash payment, Pacific Bulk supplied us with 1,027 metric tons of fuel, valued at $0.720 million.

Other operational loss: For the year ended December 31, 2013, we recorded a loss of $1.1 million representing the expense incurred by the Company towards a third party, in connection with the settlement of one of the legal cases, that included in the agreement signed in September 2010. Under the specified agreement, we sold to the third party a 45% interest in the future proceeds related to the recovery of certain of the commercial claims against a consideration of $5,000. The expense of $1.1 million was incurred in connection to the settlement amount of $2.5 million described in other operational gain below. For the year ended December 31, 2012, we recorded a loss of $1.2 million representing the expense incurred by the Company towards a third party, in connection with the settlement of one of the legal cases, that included in the above mentioned agreement. The expense of $1.2 million was incurred in connection to the settlement amount of $2.5 million described in other operational gain below.

Other operational gain: For the year ended December 31, 2013, we recognized a gain of $3.8 million comprising of $2.5 million and $0.2 million regarding the settlement of two commercial claims against Ishhar Overseas, previous charterer of Star Epsilon and Star Kappa and Korea Line Corporation, previous charterer of Star Gamma and Star Cosmo, respectively and a gain of $1.0 million regarding a hull & machinery claim. For the year ended December 31, 2012, we recognized a gain of $2.7 million comprising of $2.5 million and $0.2 million regarding the settlement of two commercial claims against Ishhar Overseas, previous charterer of Star Epsilon and Star Kappa and Korea Line Corporation, previous charterer of Star Gamma and Star Cosmo, respectively and a gain of $0.8 million regarding a hull & machinery claim.

Loss on sale of vessel: For the years ended December 31, 2013, we recorded a loss on sale of vessel of $0.1 million related to the sale of Sigma that was concluded in March 2013 and the vessel was delivered to its purchasers on April 10, 2013. For the year ended December 31, 2012, we recorded a loss on sale of vessel of $3.2 million related to the sale of Star Ypsilon that was concluded in February 2012 and the vessel was delivered to its purchasers on March 9, 2012.

Interest and finance cost: For the year ended December 31, 2013 and 2012, our interest and finance costs under our term loan facilities totaled approximately $6.8 million and $7.8 million, respectively. This decrease is mainly due to lower average outstanding debt during 2013 amounting to $200.2 million compared to $241.9 million for 2012, and due to interest capitalized from the general debt in 2013 of $0.6 million, in relation to advances paid for our Newbuiliding Vessels.

Interest and other income: For both years ended December 31, 2013 and 2012, interest income was $0.2 million, respectively.

Year ended December 31, 2012 compared to the year ended December 31, 2011.

Voyage revenues: Voyage revenues for the years ended December 31, 2012 and 2011, were approximately $85.7 million and $106.9 million, respectively. This decrease is mainly due to lower average TCE rates, a non-U.S. GAAP measure representing time charter equivalent daily cash rates earned from chartering of our vessels. During the year ended December 31, 2012, we earned $15,419 TCE rate per day as compared to $19,989 TCE rate per day for the year ended December 31, 2011, due to the decrease in prevailing charter rates at which our vessels were chartered. In addition, for the year ended December 31, 2012, total voyage revenues decreased by $6.4 million due to the amortization of the fair value of above market acquired time charters compared to a decrease of $2.2 million total voyage revenues due to the amortization of the fair value of above/below market acquired time charters for the year ended December 31, 2011. Additional voyage revenues for the year ended December 31, 2012 were negatively affected by the grounding and the main engine damage of Star Polaris, which resulted in an off-hire period of 191 days and a loss of revenue of $3.1 million.

Management fee income: For the years ended December 31, 2012 and 2011, management fee income was approximately $0.5 million and $0.2 million, respectively. The increase was due to the increase in the number of third party vessels under management.

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

Loss / (gain) on derivative instruments, net: For the year ended December 31, 2012, the gain on derivative instruments was $0.04 million and for the year ended December 31, 2011, the loss on derivative instruments was $0.4 million, in connection with the mark to market valuation of our freight derivatives.

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

Bad debt expense: For the year ended December 31, 2011, we recognized an aggregate provision for bad debts amounting to $3.1 million, which consists of $1.9 million related to unpaid hire from the charterer of two of our vessels, Star Kappa and Star Epsilon and an amount of $0.5 million related to unpaid hire from the charterer of two of our vessels, Star Gamma and Star Cosmo.  In addition, we recognized bad debt expense, amounting to $0.7 million in connection to the settlement, on February 20, 2012, of a commercial claim with the charterer of Star Beta which qualified as an adjusting subsequent event.

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

Other operational loss: For the year ended December 31, 2012, we recorded a loss of $1.2 million representing the expense incurred by the Company towards a third party, in connection with the settlement of one of the legal cases, that included in the agreement signed in September 2010. Under the specified agreement, we sold to the third party a 45% interest in the future proceeds related to the recovery of certain of the commercial claims against a consideration of $5,000. The expense of $1.2 million was incurred in connection to the settlement amount of $2.5 million described in other operational gain below. During the year ended December 31, 2011, we paid $4.05 million to the third party relating to the settlement of one of the legal claims included in the above mentioned agreement. The expense of $4.05 million was incurred in connection to the settlement amount of $9.0 million described in other operational gain below

Other operational gain: For the year ended December 31, 2012, we recognized a gain of $2.7 million comprising of $2.5 million and $0.2 million regarding the settlement of two commercial claims against Ishhar Overseas, previous charterer of Star Epsilon and Star Kappa and Korea Line Corporation, previous charterer of Star Gamma and Star Cosmo, respectively and a gain of $0.8 million regarding a hull & machinery claim. For the year ended December 31, 2011, we recognized a gain of $9.0 million regarding the settlement in 2011 of a commercial claim against Oldendorff Gmbh & Co. KG of Germany, the former charterer of Star Beta, and a gain of $0.3 million regarding a hull & machinery claim.

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

On July 25, 2013, pursuant to the Rights Offering, approved by our Board of Directors in April 2013, we issued 15,338,861 shares of common stock, which resulted in net proceeds of approximately $77.9 million, after deducting offering expenses of $2.2 million.

On October 7, 2013, we issued and sold 8,050,000 common shares in an underwritten public offering, which resulted in net proceeds of approximately $68.1 million, after deducting offering expenses of $2.7 million.

In November 2013, we entered into agreements to acquire two secondhand Ultramax vessels Star Challenger and Star Fighter for an aggregate purchase price of approximately $58.1 million. The vessels were delivered to us on December 12, 2013 and on December 30, 2013 respectively.

On December 24, 2013 we entered into a binding commitment letter with HSH Nordbank AG for a new senior secured credit facility of up to $35.0 million to be used to partially finance the two Ultramax vessels Star Challenger and Star Fighter which also provide the security for this senior credit facility. The final loan agreement was signed on February 6, 2014 and on February 10, 2014, the total amount of $35.0 million was drawn down.

As of December 31, 2013, we had entered into agreements for the construction of nine drybulk vessels each with fuel specifications, including two 208,000 dwt Newcastlemax drybulk vessels with expected deliveries in January 2016 and April 2016, respectively, one 209,000 dwt Newcastlemax drybulk vessel with expected delivery in March 2016, two 180,000 dwt Capesize drybulk vessels with expected deliveries in October 2015 and January 2016, respectively, two 61,000 dwt Ultramax vessels with expected deliveries in October and November 2015, respectively and two 60,000 dwt Ultramax drybulk vessels with expected deliveries in June and September 2015, respectively. The aggregate purchase price of all nine Newbuilding Vessels is approximately $367.4 million. As of March 20, 2014, we have paid the shipyards approximately $66.8 million, in connection to the construction of the nine Newbuilding Vessels. We aim to seek bank financing for all nine newbuilding vessels.

On January 24, 2014, we entered into agreements to acquire Star Vega and Star Sirius from Glocal Maritime Ltd., an unrelated third party for an aggregate purchase price of $60.0 million. The vessels were delivered to us, on February 13, 2014, and on March 7, 2014, respectively. Upon their delivery, the vessels were chartered back to Glocal Maritime Ltd., for a daily rate of $15,000 less brokerage commission of 1.25% until at least June 2016.

On January 27, 2014, we entered into a binding commitment letter with Deutsche Bank AG for a new senior secured credit facility of up to $39.0 million, to be used to partially finance the Post-Panamax vessels, Star Sirius and Star Vega, which also provide the mortgage collateral for this senior credit facility. On March 14, 2014, the final loan agreement was signed and on March 18, 2014, the total amount of $39.0 million was drawn down.

On February 17, 2014, we entered into agreements, or the Bareboat Charters, with CSSC (Hong Kong) Shipping Company Limited, or CSSC, an affiliate of Shanghai Waigaoqiao Shipbuilding Co. Ltd of China, or SWS, to bareboat charter two fuel efficient Newcastlemax dry bulk vessels (hull numbers 1372 and 1371) each with a cargo carrying capacity of 208,000 deadweight tons, which are currently under construction. The Bareboat Charters with monthly hire rates ranging between $361,958 to $410,813 plus Libor, per vessel and a 10-year term that is expected to commence when the vessels are delivered to us, which is scheduled for November 2015 and February 2016, respectively. Under the terms of the Bareboat Charters, we are required to pay CSSC $23.0 million equal to 20% of the construction price of $59.0 million for Hull 1372 and $56.5 million for Hull 1371, representing the upfront hire for the two CSSC Vessels in two equal installments, the first of which was paid on signing the Bareboat Charters and the second installment is due upon the completion of the steel-cutting stage of the construction of each CSSC Vessel. We are also obliged to pay an amount of $924,000 representing handling fees in two equal installments, the first of which was paid on signing the Bareboat Charters and the second installment is due in one year. Under the terms of the Bareboat Charters, we have options to purchase the CSSC Vessels at any time, which are exercisable on a monthly basis against a predetermined, amortizing balance payment whilst we have a respective obligation at the expiration of the bareboat term. Upon the earlier of the exercise of the purchase options or the expiration of the Bareboat Charters, we will own the CSSC Vessels.

Our short-term liquidity requirements relate to servicing our debt, paying of operating costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows and paying cash dividends when permissible. Sources of short-term liquidity include our revenues earned from our charters.

We believe that our current cash balance and our operating cash flows will be sufficient to meet our 2014 liquidity needs, despite that the drybulk charter market has remained at relatively depressed levels throughout 2011, 2012 and 2013 and, despite some improvements, as of the date hereof. Our results of operations have been and may in the future be adversely affected if market conditions do not improve.

Our medium- and long-term liquidity requirements include funding the equity portion of any possible investments in additional vessels and repayment of long-term debt balances. Sources of funding for our medium- and long-term liquidity requirements include new loans we would seek to arrange or equity issuance or vessel sales. As of December 31, 2013, we had outstanding borrowings of $190.3 million of which $18.3 million is scheduled to be repaid in the next twelve months. As of March 20, 2014, we had outstanding borrowings of $259.9 million under our loan facilities, including the drawdown amount of $35.0 million and $39.0 million under our new credit facilities with HSH Nordbank AG and Deutsche Bank AG, respectively.

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

Cash Flows

As of December 31, 2013, cash and cash equivalents increased to $44.3 million compared to $13.0 million as of December 31, 2012, and the increase in cash and cash equivalents is mainly due to the completion of the Rights Offering in July 2013 which resulted in net proceeds of approximately $77.9 million, after deducting offering expenses of approximately $2.2 million and the sale of 8,050,000 common shares in an underwritten public offering completed in October 2013, which resulted in net proceeds of approximately $68.1 million, after deducting offering expenses of approximately $2.7 million.

Our working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital was $24.7 million as of December 31, 2013, compared to a working capital deficit of $4.5 million as of December 31, 2012.

As of December 31, 2013, restricted cash, due to minimum liquidity covenants and cash collateral requirements contained in our loan agreements, decreased to $11.7 million compared to $18.9 million as of December 31, 2012.

Under the amended terms of the supplemental loan agreement with HSH on January 7, 2013, we made a prepayment of $6.596 million, of which $3.5 million was applied against the first tranche of the loan amounting to $48.5 million, the "Supramax Tranche" balloon payment, and $3.096 million was applied pro-rata against the eight quarterly repayment installments of the Supramax Tranche started with the scheduled repayment date in January 2013. We used the pledged amount of $6.504 million, which was held with HSH representing the shortfall between the drawdown amount and the fair value of the collateral vessels on the drawdown date, for the payment amount. Under the amended terms of the loan agreement, we are no longer required to pledge this amount to HSH. In addition, the required minimum liquidity per mortgaged vessel held by HSH was reduced to $0.2 million from $0.4 million, and the released amount of $0.8 million was used as a partial prepayment of the Supramax Tranche: 50% was applied against the balloon payment of the Supramax Tranche and the remaining 50% was applied pro-rata against the eight quarterly repayment installments of the Supramax Tranche, started with the scheduled repayment date in January 2013. For further information please see Item 5. "Operating and Financial Review and Prospects – Senior Secured Credit Facilities". We believe that our current cash balance and our operating cash flow will be sufficient to meet our liquidity needs over the next twelve months.

Year ended December 31, 2013 compared to the year ended December 31, 2012

Net Cash Provided By Operating Activities

Net cash provided by operating activities for the years ended December 31, 2013 and 2012, was $27.5 million and $19.0 million, respectively. Although the average TCE rates decreased for the year ended December 31, 2013, to $14,427 from $15,419 for the year ended December 31, 2012, and the average number of vessels decreased to 13.34 for the year ended December 31, 2013, compared to 14.19 for the year ended December 31, 2012, the increase in cash provided by operating activities was primarily due to the following reasons: (i) increase in management fee income from $0.5 million to $1.6 million; and (ii) positive movement in working capital of $2.2 million compared to a negative movement of $13.5 million for the year ended December 31, 2012. A portion of this increase in working capital was a result of the $6.5 million gain from the time charter agreement termination, which occurred during the year ended December 31, 2012, in connection to early redelivery of Star Sigma by its previous charterer.

Net Cash Used In/ Provided By Investing Activities

Net cash used in investing activities for the year ended December 31, 2013 was $108.1 million. Net cash provided by investing activities for the year ended December 31, 2012 was $25.5 million. For the year ended December 31, 2013, net cash used in investing activities mainly consisted of (i) $127.8 million paid for advances for our Newbuilding Vessels, acquisitions of second hand vessels and other fixed assets, (ii) net proceeds of $8.3 million from sale of Star Sigma, (iii) a net decrease of $7.2 million in restricted cash and (iv) insurance proceeds of $4.3 million. For the year ended December 31, 2012 net cash provided by investing activities mainly consisted of (i) net proceeds of $8.0 million from sale of Star Ypsilon, (ii) a net decrease of $10.6 million in restricted cash, (iii) insurance proceeds of $7.0 million and (iv) payments of $0.1 million relating to additions to office equipment.

Net Cash Provided By/ Used In Financing Activities

Net cash provided by financing activities for the year ended December 31, 2013 was $112.0 million. Net cash used in financing activities for the year ended December 31, 2012 was $46.6 million. For the year ended December 31, 2013, net cash provided by financing activities mainly consisted of (i) proceeds from the rights offering and our underwritten public offering of $150.9 million (ii) less offering expenses of $4.9 million, (iii) loan installment payments of $33.8 million and (iv) payment of financing fees of $0.3 million. For the year ended December 31, 2012, net cash used in financing activities mainly consisted of (i) loan installment payments of $42.0 million, (ii) cash dividend payments of $3.6 million, (iii) payment of financing fees of $0.1 million and (iv) payment of $0.9 million for the repurchase of 61,730 shares under the terms of the share re-purchase plan which expired on December 31, 2012.

Year ended December 31, 2012 compared to the year ended December 31, 2011

Net Cash Provided By Operating Activities

Net cash provided by operating activities for the years ended December 31, 2012, and 2011 was $19.0 million and $50.6 million, respectively. The decrease in cash provided by operating activities was primarily due to a decrease in cash flows generated by the operation of our fleet due to lower average TCE rates as a result of the decline in the drybulk vessel shipping industry despite an increase in the average number of vessels to 14.2 for the year ended December 31, 2012, from 12.3 for the year ended December 31, 2011. During the year ended December 31, 2012, we earned $15,419 TCE rate per day compared to $19,989 TCE rate per day for the year ended December 31, 2011, mainly due to lower charter rates for most of our vessels as imposed by the market. Furthermore, vessel operating expenses increased by approximately 10% for the year ended December 31, 2012, mostly due to operation of a larger fleet. In net cash provided by operating activities for the year ended December 31, 2012, included an amount $2.7 million representing the payment of the installments due up to the date of this report under the settlement agreements of two commercial claims, and the received amount of $6.5 million in connection to early redelivery of Star Sigma by its previous charterer. During the year ended December 31, 2011, (i) we received $9.0 million related to a commercial claim, (ii) we paid $4.05 million to a third party based on the agreement to sell the 45% interest in future proceeds of several commercial claims as stated above; and (iii) we paid a severance to our former Chief Executive Officer and our former Chief Financial Officer of $2.3 million and $0.5 million, respectively.

Net Cash Provided By/Used In Investing Activities

Net cash provided by investing activities for the year ended December 31, 2012, was $25.5 million. Net cash used in investing activities for the year ended December 31, 2011, was $122.3 million. For the year ended December 31, 2012, net cash provided by investing activities mainly consisted of (i) net proceeds of $8.0 million from sale of Star Ypsilon, (ii) a net decrease of $10.6 million in restricted cash, (iii) insurance proceeds of $7.0 million and (iv) payments of $0.1 million relating to additions to office equipment. Net cash used in investing activities for the year ended December 31, 2011, mainly consisted of (i) $29.3 million related to the acquisition of two secondhand Capesize vessels, Star Big and Star Mega, plus cash consideration of $23.1 million paid for the acquisition of the above market time charters attached to Star Big and Star Mega, (ii) $67.0 million related to the acquisition and delivery of two newbuilding vessels, Star Borealis and Star Polaris; and (iii) a net increase of $4.0 million in restricted cash and (iv) insurance proceeds of $1.1 million.

Net Cash Used In/ Provided By Financing Activities

Net cash used in financing activities for the year ended December 31, 2012, was $46.6 million. Net cash provided by financing activities for the year ended December 31, 2011, was $74.0 million. For the year ended December 31, 2012, net cash used in financing activities mainly consisted of (i) loan installment payments of $42.0 million, (ii) cash dividend payments of $3.6 million, (iii) payment of financing fees of $0.1 million, and (iv) payment of $0.9 million for the repurchase of 61,730 shares under the terms of the share re-purchase plan which expired on December 31, 2012. For the year ended December 31, 2011, net cash provided by financing activities mainly consisted of (i) loan installment payments of $101.5 million, (ii) cash dividend payments of $14.4 million, (iii) financing fees of $1.5 million, (iv) loan proceeds of $162.8 million and (v) net proceeds from our underwritten public offering of $28.6 million.

Senior Secured Credit Facilities

As of March 20, 2014 and December 31, 2013, we had total indebtedness of $259.9 million and $190.3 million, respectively.

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

On June 10, 2009, we entered into a supplemental agreement with Commerzbank. Under the terms of this agreement during the waiver period from December 31, 2008 to January 31, 2010, the security cover requirement was reduced to 111% from 125%. In connection with this waiver, as further security for this facility, we agreed to provide a first preferred mortgage on Star Alpha and a pledge account containing $6.0 million. During the waiver period LIBOR will be adjusted to the cost of funds, the interest spread was increased to 2%, and the payment of dividends and investments are subject to the prior written consent of the lenders.

On January 27, 2010, we entered into a second supplemental agreement with Commerzbank which was effective as of December 24, 2009. Under the terms of this agreement during the waiver period from February 1, 2010 to June 30, 2010 and from July 1, 2010 to January 31, 2011, the security cover was amended to 111% and 118%, respectively and 135% thereafter. Pursuant to the waiver agreement (i) the bank consented to the sale of Star Alpha; (ii) we are permitted to pay dividends not exceeding $0.75 per share in each quarter; (iii) the minimum liquidity requirement was reduced from $1.0 million to $0.7 million per vessel (total minimum liquidity of $7.2 million); and (iv) the amount deposited in the pledged account was increased by $1.3 million from $6.0 million to $7.3 million. The interest spread was also maintained to 2.00% per annum for the duration of the waiver period. After the waiver period on January 31, 2011 the minimum liquidity increased from $0.7 million to $1.0 million for each vessel in our fleet and the pledged amount of $7.3 million was released.

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

We determined that as of September 30, 2012, we were not in compliance with the market value adjusted equity ratio and the minimum asset cover ratio requirements. On July 1, 2013, we entered into a third supplemental loan agreement and agreed to the following amended terms with Commerzbank AG (we were committed to this agreement as of December 17, 2012): (i) to defer 60% and 50% of the installments for the years ending December 31, 2013 and 2014, respectively, or the Deferred Amounts, which will be added to the balloon payment, payable upon the expiration of the loan agreement in the fourth quarter of 2016 or in accordance with a cash sweep mechanism (see discussion below); (ii) to reduce the minimum asset cover ratio, which is the ratio of the aggregate market value of the vessels mortgaged as security under this loan agreement to the outstanding loan amount, from 135% to 80% for the period ending December 31, 2013, to 85% for the six month period ending June 30, 2014, to 90% for the six month period ending December 31, 2014, to 110% for the six month period ending June 30, 2015 and thereafter and until the repayment of the loan the asset cover ratio will be set to its initial level of 135%; (iii) to reduce the minimum liquidity requirement to $500,000 per vessel from $1.0 million per vessel until December 31, 2014; (iv) to increase the applicable margin to 3.00% per annum, so long as the Deferred Amounts are outstanding and/or until original terms are complied with; (v) to pay a flat fee of 0.40% of the outstanding loan amount; (vi) to reduce the market value adjusted equity ratio to 15% from 25% for the period ending December 31, 2014; and (vii) to an additional financial covenant requirement, ratio of EBITDA to interest of not less than 1.5:1.0 for the years ending December 31, 2013 and 2014.

As of March 20, 2014 and December 31, 2013, we had outstanding borrowings of $65.6 million and $67.0 million, respectively, which is the maximum amount of borrowings permitted under this loan facility. We were in compliance with the amended financial covenants described above as of December 31, 2013.

Commerzbank AG Loan Facility dated September 3, 2010

On September 3, 2010, we entered into a loan agreement with Commerzbank AG in the amount of up to $26.0 million with a term of six years to partially finance the acquisition cost of the secondhand vessel Star Aurora, which was provided as security for this loan agreement. The loan is payable in twenty-four consecutive quarterly installments of $950,000 commencing three months after the drawdown, and a final balloon payment of $3.2 million payable together with the last installment. The loan bears interest at LIBOR plus a margin of 2.6% per annum.

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

We determined that as of September 30, 2012, we were not in compliance with the market value adjusted equity ratio and the minimum asset cover ratio requirements. On July 1, 2013, we entered into a supplemental loan agreement and agreed to the following amended terms with Commerzbank AG (we were committed to this agreement as of December 17, 2012): (i) to defer 60% and 50% of the installments for the years ending December 31, 2013 and 2014, respectively, or the Deferred Amounts, which will be added to the balloon payment payable upon the expiration of the loan agreement in the fourth quarter of 2016 or in accordance with the cash sweep mechanism; (ii) to waive the covenant requiring that Star Aurora be chartered at an acceptable rate until July 31, 2015; (iii) to reduce the pledged minimum liquidity requirement to $750,000 from $1.0 million; (iv) to increase the applicable margin to 3.00% per annum, so long as the Deferred Amounts are outstanding and/or until original terms are complied with; (v) to pay a flat fee of 0.40% of the outstanding loan amount); (vi) to reduce the minimum asset cover ratio, which is the ratio of the aggregate market value of the vessels mortgaged as security under this loan agreement to the outstanding loan amount, from 135% to 80% for the period ending December 31, 2013, to 85% for the six month period ending June 30, 2014, to 90% for the six month period ending December 31, 2014, to 110% for the six month period ending June 30, 2015 and thereafter and until the repayment of the loan the asset cover ratio will be set to its initial level of 135%; (vii) to reduce the market value adjusted equity ratio to 15% from 25% for the period ending December 31, 2014; and (viii) to an additional financial covenant requirement to maintain a ratio of EBITDA to interest of not less than 1.5:1.0 for the years ending December 31, 2013 and 2014.

The proposed amendments to both Commerzbank AG loan facilities are applied, subject to the following conditions: (i) a semi-annual cash sweep mechanism to be implemented on all mortgaged vessels on an individual vessel basis, where all earnings of these vessels after operating expenses, dry-docking provision, and General and administrative expenses and debt service, if any, will be used to repay the Deferred Amounts under both loan agreements; (ii) an undertaking by us to refrain from paying dividends as Deferred Amounts are outstanding and/or until original terms are complied with; (iii) an undertaking by us to increase our equity by at least $30 million by December 31, 2013 (this condition was fulfilled upon the completion of our Rights Offering); (iv) to increase our vessel management services to cover at least 10 third-party vessels by December 31, 2013; and (v) a prepayment of $2.0 million to be applied pro rata against the balloon payments of the two loan agreements, the prepayment of which was made on December 31, 2012.

As of March 20, 2014 and December 31, 2013, we had outstanding borrowings of $15.1 million and $15.5 million, respectively, which is the maximum amount of borrowings permitted under this loan facility. We were in compliance with the amended financial covenants described above as of December 31, 2013.

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

We determined that as of September 30, 2012, we were not in compliance with the leverage ratio and the minimum asset cover ratio requirements. On May 20, 2013 we entered into a supplemental loan agreement and agreed to the following amended terms with Crédit Agricole (we were committed to this agreement as of December 14, 2012): (i) to increase the leverage ratio which is the total indebtedness of the borrower less liquid funds over the market value of all vessels owned to 0.95:1.0 from 0.70:1.0 until March 31, 2014; (ii) to reduce the asset cover ratio, which is the ratio of the aggregate market value of the vessels mortgaged as security under this loan agreement to the outstanding loan amount, to 105% from 120% until March 31, 2014, and thereafter and until the repayment of the loan the asset cover ratio will return to levels as set in the original loan agreement dated January 20, 2011; (iii) to reduce the minimum liquidity requirement to the greater of $7.0 million or $500,00 per vessel whichever is higher from $10.0 million; and (iv) to not pay any dividends until the later of March 31, 2014 and the time we comply with all of the financial covenants included in the original agreement dated January 20, 2011. During this period, all surplus earnings of the financed vessels under the specific loan agreement, after operating expenses and debt service, will be held in the lender's account and shall not be distributed to the borrower.

As of March 20, 2014 and December 31, 2013, we had outstanding borrowings of $57.9 million and $58.9 million, respectively, which is the maximum outstanding borrowing permitted under this loan facility. We were in compliance with the amended financial covenants described above as of December 31, 2013.

ABN AMRO Bank N.V. Loan Facility dated July 21, 2011

On July 21, 2011, we entered into a $31.0 million senior secured credit facility with ABN AMRO Bank N.V., to partially finance the purchase of Star Big and Star Mega.

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

This facility contains financial covenants and other customary covenants, including requirements that we will maintain: (i) the leverage ratio which is the total liabilities of the borrower less liquid funds to the aggregate charter free fair market value of all vessels owned of no greater than 70%, (ii) a ratio of EBITDA to interest expense, of not less than 3.0:1.0, (iii) minimum liquidity of $10.0 million or $750,000 per vessel for each of the vessels in our fleet, whichever is greater, (iv) a minimum market adjusted net worth of the Company of not less than $100.0 million, and (v) a maintenance reserve account up to $1.5 million which may only be used for the payment of the dry-docking of Star Mega, this amount was released in September of 2012 when the respective vessel underwent for dry-docking. This facility also requires the borrowers to maintain an aggregate charter-free fair market value of Star Big and Star Mega of at least 135% of the amount outstanding under the facility until three months prior to the expiration of the existing time charter for Star Mega and 150% thereafter.

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

We determined as of December 31, 2011 that the market value of the vessels mortgaged under our $31.0 million loan agreement with ABN AMRO Bank was less than the minimum required security cover, which requires the value of the mortgaged vessel plus any additional security to be at least 135% of outstanding borrowings. On March 26, 2012, we entered into a supplemental agreement with ABN AMRO Bank (we were committed to this agreement as of January 26, 2012) to amend: (i) the minimum required asset cover ratio, which is the ratio of the aggregate market value of the vessels mortgaged as security under this loan agreement to the outstanding loan amount, from 135% to 100% and (ii) the leverage ratio to be increased from 70% to 75%. Both amendments cover the period from January 26, 2012 to January 31, 2013. In addition, the interest margin was increased from 2.9% to 3.4% per annum during this period.

We determined that as of September 30, 2012, we were not in compliance with the leverage ratio, the minimum market adjusted net worth and the minimum asset cover ratio requirements. On April 2, 2013, we entered into a supplemental loan agreement and agreed to the following amended terms with ABN Amro Bank N.V. (we were committed to this agreement as of January 29, 2013) to: (i) decrease the minimum market adjusted net worth of us to $30.0 million from $100.0 million until December 31, 2014; (ii) reduce the minimum liquidity requirement to $500,000 per vessel from 750,000 per vessel until December 31, 2014; (iii) reduce the ratio of EBITDA to interest expense to 1.5:1.0 from 3.0:1.0 for the years ending December 31, 2013 and 2014; (iv) increase the total leverage ratio of us to 110% from 75% until December 31, 2014; and (v) decrease the asset cover ratio, which is the ratio of the aggregate market value of the vessels mortgaged as security under this loan agreement to the outstanding loan amount, to 75% from 100% until December 31, 2014.

These amendments are applied, subject to the satisfaction of the following conditions: (i) an equity increase of $30.0 million by December 31, 2013; (ii) if the equity increase is not completed by March 31, 2013, the interest margin will be increased by 0.5% (we paid the increased margin by 0.5% for the period from March 31, 2013 until July 26, 2013, at which point the condition was fulfilled with the completion of our Rights Offering); and (iii) to not pay any dividends until December 31, 2014.

As of March 20, 2014 and December 31, 2013, we had outstanding borrowings of $17.0 million and $18.4 million, respectively, which is the maximum amount of borrowings permitted under this loan facility. We were in compliance with the amended financial covenants described above as of December 31, 2013.

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

This senior secured term loan facility consists of two tranches. The first tranche, the Supramax Tranche, amounts to $48.5 million and is repayable in 20 consecutive installments of $1.250 million each and a final balloon payment of $23.5 million. The second tranche, the Capesize Tranche, amounts to $16.0 million and is repayable in 12 consecutive installments of $1.333 million each. The Supramax Tranche bears interest at LIBOR or cost of funds whichever is greater, plus a margin of 2.75%, and the Capesize Tranche bears interest at LIBOR or cost of funds whichever is greater, plus a margin of 3.00%.

This loan agreement contains financial covenants including requirements that we will maintain: (i) leverage ratio which is the ratio of total liabilities of us to the aggregate charter free fair market value of total assets of no greater than 75% until December 31, 2013 and 70% thereafter; (ii) a minimum market adjusted net worth of us not less than $100.0 million; (iii) a minimum interest coverage ratio of not less than 2.0:1.0; (iv) a pledged amount of $2.0 million or $0.4 million for each mortgaged vessel under this credit facility, whichever is greater; (v) minimum liquidity of $10.0 million; (vi) an actual pledged amount of $6.5 million representing the shortfall between the drawdown amount and the fair value of the collateral vessels on the drawdown date; and (vii) the asset cover ratio, which is the ratio of the aggregate market value of the vessels mortgaged as security under this loan agreement to the outstanding loan amount, should not be less than (a) 125% until the repayment of Capesize Tranche and (b) 167% thereafter.

We determined that as of September 30, 2012, we were not in compliance with the leverage ratio, the minimum market adjusted net worth and the minimum asset cover ratio requirements. On July 17, 2013, we entered into a supplemental loan agreement and agreed to the following amended terms with HSH (we were committed to this agreement as of December 21, 2012): (i) to defer at least $3.5 million during the period from January 1, 2013 until December 31, 2014; (ii) to prepay an aggregate of $6.6 million (using pledged cash of $6.5 million already held by HSH), of which $3.5 million will be applied against the balloon of Supramax Tranche and $3.1 million will be applied pro-rata against the eight quarterly repayment installments of the Supramax Tranche starting with the scheduled repayment date in January 2013 (the pledged amount is no longer required for this facility following the prepayment that took place on January 7, 2013); (iii) to reduce the required minimum liquidity per mortgaged vessel held by HSH to $200,000 from $400,000 (the newly released amount of $800,000 to be used as a partial prepayment of the Supramax Tranche: 50% to be applied against the balloon of the Supramax Tranche and the remaining 50% to be applied pro-rata against the eight quarterly repayment installments of the Supramax Tranche starting with the scheduled repayment date in January 2013); (iv) to reduce the minimum liquidity from $10.0 million to the greater of $7.0 million or $500,000 per vessel until December 31, 2014; (v) to increase leverage ratio of indebtedness of us over the aggregate fair market value of assets to 90% from 75% until December 31, 2014; (vi) to decrease the minimum market adjusted net worth of us to $30.0 million from $100.0 million until December 31, 2014; (vii) to reduce the asset cover ratio, which is the ratio of the aggregate market value of the vessels mortgaged as security under this loan agreement to the outstanding loan amount, to 100% until December 31, 2012, to 110% from January 1, 2013 until December 31, 2013, and thereafter and until the repayment of the loan the asset cover ratio will return to the initial level of 125%; (viii) to increase the interest which is currently at LIBOR plus a margin of 3.00% and 2.75% for the Capesize and the Supramax Tranche, respectively, to 3.50% for both tranches, from January 1, 2013 until December 31, 2014 (in the case that an event of default and/or covenant breach, has occurred, the increased margin will apply until the breach is remedied); and (ix) to waive the aggregated market value covenant, which requires the vessels mortgaged under this loan to maintain a value of 167% of the outstanding borrowings, upon the repayment of the Capesize Tranche, until and including December 31, 2013.

These amendments are applied, subject to the satisfaction of the following conditions: (i) a semi-annual cash sweep mechanism to be implemented effective from June 30, 2013 on all mortgaged vessels on an individual vessel basis, where all earnings of these vessels after operating expenses, dry docking provisions, General and administrative expenses and debt service, if any, will be used as applied to the ballon payment of the Supramax Tranche; (ii) in the event of the sale of Star Sigma during the calendar years 2013-2014, all proceeds from such sale will be used to repay the Capesize Tranche, while the remaining amount will be applied pro-rata against the remaining quarterly repayment installments of the Supramax Tranche until December 31, 2014.  In connection with the sale of Star Sigma in April 2013, we fully prepaid the balance of the Capesize Tranche, amounting to $4.7 million, and the $4.1 million balance from the sale proceeds was applied as a prepayment of the Supramax Tranche. As a result, the next seven scheduled quarterly installments, which commenced in April 2013, were reduced on a pro-rata basis according to the prepayment; (iii) an undertaking by us and our subsidiaries to not pay any dividends until December 31, 2014, or later in case of a covenant breach; (iv) an equity increase of a minimum of $20.0 million ,to be used solely for new vessel acquisitions, by December 31, 2013 (the respective condition was met after the completion of our Rights Offering); and (v) payment of a one- time processing fee of $12,000.

As of March 20, 2014 and December 31, 2013, we had outstanding borrowings of $30.3 million and $30.5 million, respectively, which is the maximum amount of borrowings permitted under this loan facility. We were in compliance with the amended financial covenants described above as of December 31, 2013.

HSH Nordbank AG Loan Facility dated February 6, 2014

On December 24, 2013, we entered into a binding commitment letter with HSH Nordbank AG for a new senior secured credit facility of up to $35.0 million to be used to partially finance the two Ultramax vessels Star Challenger and Star Fighter which also provide the security for this senior credit facility. The final loan agreement was signed on February 6, 2014.

Under this facility, our wholly-owned subsidiaries that own Star Challenger and Star Fighter are the borrowers and Star Bulk Carriers Corp. is the corporate guarantor

This senior secured term loan facility consists of two tranches. The first tranche, which partly financed the purchase of Star Challenger, amounts to $17.5 million and is repayable in 28 consecutive installments of $312,500 each and a final balloon payment of $8,750,000. The second tranche, which partly financed the purchase of of Star Fighter, amounts to $17.5 million and is repayable in 28 consecutive installments of $291,700 each and a final balloon payment of $9,332,400. Both tranches bear interest at LIBOR, plus a margin of 3.25%.

This loan agreement contains financial covenants including requirements that we will maintain: (i) the market value adjusted leverage ratio which is the ratio of total liabilities of the Company to the aggregate charter free fair market value of our total assets at an amount no greater than 75%; (ii) a minimum market adjusted net worth of the Company amounting to no less than $100.0 million; (iii) a minimum interest coverage ratio of not less than 2.0:1.0; (iv) minimum liquidity of $0.5 million per vessel for each of the vessels in our fleet; (v) a mandatory minimum pledged amount of $0.3 million for each mortgaged vessel under this credit facility; (vi) an additional actual pledged amount of $0.6 million for each mortgaged vessel under this credit facility, and in the instance that the mortgaged vessels under this credit facility are not employed in a lender approved time charter on the drawdown date; the respective amount will be gradually released by $0.15 million per annum per vessel, on each anniversary of the drawdown date of the relevant vessel, (vii) the asset cover ratio, which is the ratio of the aggregate market value of the vessels mortgaged as security under this loan agreement to the outstanding loan amount, should not be less than 125% and (viii) the borrowers will not pay any dividends or make similar distributions if we are in a breach of covenant and/or event of default or the same will occur after such dividend or distribution.

As of March 20, 2014 and December 31, 2013, we had outstanding borrowings of $35.0 million, which is the maximum amount of borrowings permitted under this loan facility, and $0 million, respectively.

Deutsche Bank AG Loan Facility dated March 14, 2014

On March 14, 2014, we entered into a $39.0 million secured term loan agreement with Deutsche Bank AG for a new senior secured credit facility, to partly finance the two Post Panamax vessels Star Sirius and Star Vega, which also provide the mortgage collateral for this senior credit facility.

Under this facility, our wholly-owned subsidiaries that Star Sirius and Star Vega are the borrowers and Star Bulk Carriers Corp. is the corporate guarantor

This senior secured term loan facility consists of two tranches of $19.5 million each. Each tranche is repayable in 28 consecutive installments of $390,000 each and a final balloon payment of $8,580,000. Both tranches bear interest at LIBOR, plus a margin of 3.35%.

This loan agreement contains financial covenants including requirements that we will maintain: (i) the market value adjusted leverage ratio which is the ratio of total liabilities of us to the aggregate charter free fair market value of total assets of no greater than 70%; (ii) a minimum market adjusted net worth of us not less than $100.0 million; (iii) a minimum interest coverage ratio of not less than 2.0:1.0; (iv) minimum liquidity of $0.5 million per vessel for each of the vessels in our fleet; (v) a pledged amount of $0.5 million for each mortgaged vessel under this credit facility; (vi) the sum of the fair market value of the vessels and the minimum liquidity maintained at all times to be no less than 130% and (vii) the borrowers will not pay any dividends or make similar distributions if we are in a breach of a covenant and/or event of default or the same will occur after such dividend or distribution.

As of March 20, 2014 and December 31, 2013, we had outstanding borrowings of $39.0 million and $0 million, respectively, which is the maximum amount of borrowings permitted under this loan facility.

Under our credit facilities, we have pledged the shares of our vessel owning subsidiaries that serve as security for those credit facilities, as follows: (i) a first priority pledge of the shares of Star Gamma LLC, Star Delta LLC, Star Epsilon LLC, Star Zeta LLC and Star Theta LLC with respect to our term loan facility Commerzbank AG dated December 27, 2007, (ii) a first priority pledge of the shares of Star Aurora LLC and a second priority pledge of shares of Star Delta LLC, Star Epsilon LLC, Star Gamma LLC, Star Theta LLC and Star Zeta LLC with respect to our term loan facility with Commerzbank AG dated September 3, 2010, (iii) a first priority pledge of the shares of Star Borealis LLC and Star Polaris LLC with respect to our term loan facility with Credit Agricole Corporate and Investment Bank dated January 20, 2011, (iv) a first priority pledge of the shares of Star Big LLC and Star Mega LLC with respect to our term loan facility with ABN AMRO Bank N.V dated July 21, 2011and (v) a first priority pledge of the shares of Star Sirius LLC and Star Vega LLC with respect to our term loan facility with Deutsche Bank AG dated March 14, 2014. These subsidiaries are subject to certain restrictions under our credit facilities, including among others, restrictions on the transfer of such subsidiary's property.

Dividend Payments

Currently, we are prohibited from paying dividends under our amended loan agreements and did not pay any dividends for the year ended 2013. Please see the section of this annual report entitled "Senior Secured Credit Facilities".

C.	Research and Development, Patents and Licenses

Not Applicable.

D.	Trend Information

Please see Item 5.A, "Operating Results – Factors Affecting Our Results of Operations."

E.	Off-balance Sheet Arrangements

As of the date of this annual report, we do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2013:

In thousands of Dollars	Payments due by period
Obligations	Total	Less than 1 year -2014	1-3 years (2015 -2016)	3-5 years (2017-2018)	More than 5 years (After January 1, 2019 )
Principal Loan Payments	190,334	18,286	124,960	47,088	-
Interest payments (1)	16,814	6,003	8,351	2,460
Shipbuilding contracts (2)	300,620	-	300,620	-	-
Operating lease obligation (3)	613	71	142	138	262
Total	508,381	24,360	434,073	49,686	262

(1)
Amounts shown reflect interest payments we expect to make with respect to our long term debt obligations. The interest payments reflect an assumed LIBOR based applicable rate 0.246% (the three month LIBOR rate as of December 31, 2013) plus the relevant margin of the applicable credit facility.

(2)
We have entered into bareboat charters for two of our Newbuilding Vessels with the option to purchase the vessels at any time and a purchase obligation upon the completion of the tenth year of the bareboat charterparty.

(3)
On June 2, 2011 Star Bulk Mangement Inc, entered into a 12-year lease agreement for office space with a third party, with a monthly rent payments of €650 (or $897, using the exchange rate as of December 31, 2013, eur/usd 1.38).

On January 1, 2012, Starbulk S.A, entered into a one year lease agreement for office space with Combine Ltd., a company controlled by one of the Company's directors, Mrs. Milena – Maria Pappas and by Mr. Alexandros Pappas, children of the Company's Chairman Mr. Petros Pappas. The lease agreement provided for a monthly rental of €2,500 (or $3,450, using the exchange rate as of December 31, 2013, eur/usd 1.38). On January 1, 2013, the agreement was renewed and unless terminated by other one of the two parties, it will expire in eleven years.

On July 24, 2012 Starbulk S.A., entered into a 6-year lease agreement for office space with a third party, with a monthly rent payments of €600 (or $828, using the exchange rate as of December 31, 2013, eur/usd 1.38).

On August 5, 2013 Starbulk S.A., entered into a 6-year lease agreement for office space with a third party, with a monthly rent payments of €550 (or $759, using the exchange rate as of December 31, 2013, eur/usd 1.38).

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In Item 5.A, "Critical Accounting Policies – Impairment of long-lived assets", we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value. Even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

The table set forth below indicates: (i) the carrying value of each of our vessels as of December 31, 2013, (ii) the market value of each of our vessels as of December 31, 2013, (iii) which of our vessels we believe has a basic market value below its carrying value, and (iv) the difference between carrying value and market value represented by each vessel. Due to the impairment loss recognized during 2012, in connection to our entire Supramax fleet, based on which the carrying value for the respective vessels was reduced to their market value, as of December 31, 2013, the carrying value of all of our vessels is above their market value except for Star Aurora and Star Polaris. The aggregate difference for the respective vessels represents the approximate analysis of the amount by which we believe we would have to reduce our net income if we sold these two vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale.

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

			Carrying Value as of December 31, 2013	Market Value as of December 31, 2013	Difference between the Carrying Value and the Market Value as of December 31, 2013
	Size	Year	(in millions of U.S. dollars)	(in millions of U.S. dollars)	(in millions of U.S. dollars)
Vessel Name	(dwt.)	Acquired
Star Aurora	171,199	2010	35.2 *	23.3	11.9
Star Big	168,404	2011	12.8	16.0	(3.2)
Star Borealis	179,678	2011	50.7	51.0	(0.3)
Star Mega	170,631	2011	11.0	13.5	(2.5)
Star Polaris	179,546	2011	51.2*	51.0	0.2
Star Challenger	61,462	2012	29.0	31.0	(2.0)
Star Fighter	61,455	2013	29.0	33.0	(4.0)
Star Cosmo	52,247	2008	13.3 **	17.8	(4.5)
Star Delta	52,434	2008	11.3**	14.3	(3.0)
Star Epsilon	52,402	2007	12.2**	15.5	(3.3)
Star Gamma	53,098	2008	13**	16.5	(3.5)
Star Kappa	52,055	2007	12.5**	15.5	(3.0)
Star Omicron	53,489	2008	16.6 **	20.3	(3.7)
Star Theta	52,425	2007	14.2**	17.5	(3.3)
Star Zeta	52,994	2008	14.3**	17.5	(3.2)
Total			326.3	353.7	(27.4)

*
Indicates drybulk carriers that we estimate have a lower basic charter-free market value than the vessel's carrying value. We estimate that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $12.1 million.

**
Indicates drybulk carriers for which we have adjusted book values, during the year 2012, to be in line with the charter-free market value, which resulted in a recognized impairment loss of $303.2 million.

We refer you to the risk factor entitled "The market values of our vessels have declined and may further decline, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities and/or we may incur a loss if we sell vessels following a decline in their market value" and the discussion herein under the headings "Critical Accounting Policies – Impairment of long-lived assets" and "Results of Our Operations – Year ended December 31, 2013 compared to the year ended December 31, 2012 – Vessel Impairment Loss".

G.	Safe Harbor

See section "forward looking statements" at the beginning of this annual report.

Item 6.                      Directors, Senior Management and Employees

A.	Directors, Senior Management and Employees

Set forth below are the names, ages and positions of our directors, executive officers and key employees. The board of directors, or the Board, is elected annually on a staggered basis, and each director elected holds office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

In July 2013, the Board increased the number of directors constituting the Board to six and appointed Mr. Roger Schmitz as a Class B directors. At the 2013 annual general meeting in September 2013, Petros Pappas, previously a Class A director, was elected as a Class C director and Mr. Spyros Capralos was re-elected as a Class C directors.

Name	Age	Position
Spyros Capralos	59	Chief Executive Officer, President and Class C Director
Simos Spyrou	39	Chief Financial Officer
Zenon Kleopas	59	Chief Operating Officer
Petros Pappas	61	Chairman and Class C Director
Tom Softeland	52	Class A Director
Koert Erhardt	56	Class B Director
Milena Maria Pappas	30	Class B Director
Roger Schmitz	32	Class B Director

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

Milena- Maria Pappas serves and has served since October 1, 2009 as a member of our Board. Milena - Maria Pappas is the daughter of the Chairman of the Board, Mr. Petros Pappas.  She has worked in the commercial department of Oceanbulk Maritime S.A. since 2007. In the past, Ms. Pappas has been employed as a chartering broker and consultant in the commercial department of Interchart Shipping Inc., a company that was affiliated with Oceanbulk Maritime S.A. From 2006 until the end of 2007, Ms. Pappas was employed at Oceanbulk, in the finance department. In 2004 and 2005, she trained at Merrill Lynch in the private wealth department and thereafter at the Coeclerici Group in the risk management department. In 2004, while at Merrill Lynch, she assisted in founding the "Women's Milestones" program. In 2005, Ms. Pappas graduated from Cornell University, N.Y. and in 2007 she received a Master of Science in Shipping, Trade and Finance degree from Cass University, London."

Roger Schmitz serves and has served since July 25, 2013 as a member of our Board. Mr. Schmitz is a Senior Investment Professional for Monarch Alternative Capital LP, where he is responsible for analyzing investments and potential investments in a wide variety of corporate and sovereign situations, both domestically and internationally. Prior to joining Monarch in 2006, Mr. Schmitz was an Analyst in the Financial Sponsors Group at Credit Suisse, where he focused on leverage finance. Mr. Schmitz received an A.B., cum laude, in economics from Bowdoin College.

B.	Compensation of Directors and Senior Management

For the year ended December 31, 2013, aggregate compensation to our senior management was $527,852. Non-employee directors of Star Bulk receive an annual cash retainer of $15,000, plus a fee of $1,000 for each board and committee meeting attended, including meetings attended telephonically. The chairman of the audit committee receives an additional $7,500 per year and each chairman of our other standing committees will receive an additional $5,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. We do not have a retirement plan for our officers or directors. The table below summarizes the fees of the board of directors for the year ended December 31, 2013.

In Dollars
Petros Pappas	19,000
Tom Softeland	32,500
Koert Erhardt	35,000
Milena Pappas	17,000
Roger Schmitz	10,315
113,815

Equity Incentive Plan

On March 21, 2013, we adopted an equity incentive plan, which we refer to as the 2013 Equity Incentive Plan, under which officers, key employees, directors and consultants of the Company and its subsidiaries will be eligible to receive options to acquire shares of common stock, stock appreciation rights, restricted stock and other stock-based or stock-denominated awards. We reserved a total of 240,000 shares of common stock for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan. The purpose of the 2013 Equity Incentive Plan is to encourage ownership of shares by, and to assist us in attracting, retaining and providing incentives to, our officers, key employees, directors and consultants whose contributions to us are or may be important to our success and to align the interests of such persons with our stockholders. The various types of incentive awards that may be issued under the 2013 Equity Incentive Plan enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business. The plan is administered by our compensation committee, or such other committee of our board of directors as may be designated by the board to administer the plan. The plan permits issuance of restricted shares, grants of options to purchase common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted stock.

On February 20, 2014, our Board of Directors approved the 2014 Equity Incentive Plan (the "2014 Equity Incentive Plan") We reserved a total of 430,000 shares of common stock for issuance under the 2014 Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in such plan. All of the material provisions of the 2014 Equity Incentive Plan are substantially similar to the provisions contained in our prior equity incentive plans. On February 20, 2014, 402,167 restricted common shares were granted to certain of our directors, officers, employees. The fair value of each share was $10.86 and has been determined by reference to the closing price of our common stock on the grant date. The respective shares will be issued in March 2014 and will vest in March 2015.  In addition, we plan to issue 9,333 common shares to our chief executive officer in March 2014 and the shares will vest on May 3, 2014 under the terms of his consultancy agreement dated May 3, 2013.

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

In 2007, 2010 and 2011 we adopted the 2007 Equity Incentive Plan, the 2010 Equity Incentive Plan and the 2011 Equity Incentive Plan, respectively, and reserved for issuance 133,333 common shares under each plan. The terms and conditions of the 2007, 2010 and 2011 Equity Incentive Plans are substantially similar to those of the 2013 Equity Incentive Plan. All of the common shares that were reserved for issuance under the 2007, the 2010 and 2011 Equity Incentive Plans were issued and those grants remain in full force and effect.

All the shares granted under the 2007 and 2010 Equity Incentive Plans, have been issued and vested in full.

During the years 2011, 2012 and 2013 and as of March 20, 2014, pursuant to the Equity Incentive Plans, we have granted the following securities:

•
On February 7, 2011, 28,000 restricted common shares were granted to Mr. Spyros Capralos, our Chief Executive Officer, pursuant to the terms of consultancy agreement with an entity owned and controlled by him. The shares vested in three equal installments on February 7, 2012, 2013 and 2014. The first installment of 9,333 was issued in April 2012 and the remaining two installments of 9,333 and 9,334 were issued in September 2013, to Mr. Spyros Capralos.

•
On May 12, 2011, an aggregate of 21,866 restricted common shares were granted to Mr. George Syllantavos, our former Chief Financial Officer pursuant to an agreement dated May 12, 2011, covering the terms of his severance. All of these shares vested on August 31, 2011.

•
On January 17, 2012, an aggregate of 90,667 restricted common shares were granted to our directors, officers and employees. The respective shares were issued on April 20, 2012 and vested on March 30, 2012;

•	On March 21, 2013, 239,333 restricted common shares were granted to our directors, officers and employees. The respective shares were issued on September 11, 2013 and vest on March 21, 2014.

•	On March 21, 2013, 12,000 restricted common shares were granted to our former director Mr. Espig. The respective shares issued on June 27, 2013, and vested immediately.

•
On May 3, 2013, 28,000 restricted common shares were granted to Mr. Spyros Capralos, our Chief Executive Officer, pursuant to the terms of renewal consultancy agreement with an entity owned and controlled by him. The shares vest in three equal installments on May 3, 2014, 2015 and 2016;

•
On February 20, 2014, 402,167 restricted common shares were granted to certain directors, officers, employees of the Company and its subsidiaries. We plan to issue the shares in March 2014 and these shares will vest in March 2015.

As of the date of this annual report, 20,593 common shares were available under the 2014 Equity Incentive Plan.

C.               Board Practices

Our board of directors is divided into three classes with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The initial term of our board of directors is as follows:

•	The term of the Class A directors expires in 2014;

•	The term of Class B directors expires in 2015; and

•	The term of Class C director expires in 2016.

Employment and Consultancy Agreements

Star Bulk Management entered into an employment agreement with Mr. Spyros Capralos in February 2011 for work performed for Star Bulk. Star Bulk has also entered into a separate consulting agreement with a company owned and controlled by Mr. Capralos in February 2011 for work performed by him outside of Greece. In May 2013, Star Bulk Management entered into  renewal employment and consulting agreements with Mr. Spyros Capralos and with a company owned and controlled by him. Each of these agreements has a term of three years unless terminated earlier or renewed in accordance with the terms of such agreements. Under the employment agreement, Mr. Capralos will receive an annual base salary which is subject to increase based on annual review by the compensation committee of our board of directors. Under the consulting agreement, the company controlled by Mr. Capralos is entitled to receive an annual consulting fee. Mr. Capralos will also receive additional incentive compensation as determined annually by the compensation committee of our board of directors, in accordance with the terms and subject to the conditions of the consultancy agreement.

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

Star Bulk Management entered into an employment agreement with Mr. Simos Spyrou in May 2011 for work performed for Star Bulk. Star Bulk has also entered into a separate consulting agreement with a company owned and controlled by Mr. Spyrou in May 2011 for work performed by him outside of Greece. In May 2013, Star Bulk Management entered, into renewal employment and consulting agreements with Mr. Simos Spyrou and with a company owned and controlled by him. Each of these agreements has a term of three years unless terminated earlier or renewed in accordance with the terms of such agreements. Under the employment agreement, Mr. Spyrou will receive an annual base salary which is subject to increase based on annual review by the compensation committee of our board of directors. Under the consulting agreement, the company controlled by Mr. Spyrou is entitled to receive an annual consulting fee.

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

Committees of the Board of Directors

Our audit committee is responsible for, among other things, (i) reviewing our accounting controls, (ii) making recommendations to the board of directors with respect to the engagement of our outside auditors and (iii) reviewing all related party transactions for potential conflicts of interest and all those related party transactions and subject to approval by our audit committee. Our compensation committee, which is comprised of three directors, three of which are independent, is responsible for, among other things, recommending to the board of directors our senior executive officers' compensation and benefits. Our nominating and corporate governance committee, which is comprised of two independent directors, is responsible for, among other things, recommending to the board of directors nominees for director and directors for appointment to board committees and advising the board with regard to corporate governance practices. Shareholders may also nominate directors in accordance with procedures set forth in our amended and restated bylaws.

Our Audit Committee consists of Mr. Koert Erhardt and Mr. Tom Softeland, who is the chairman of the committee. Our Compensation Committee consists of Mr. Tom Softeland, Mr. Roger Schmitz and Mr. Koert Erhardt, who is the chairman of the committee. Our Nominating Committee consists of Mr. Tom Softeland and Mr. Koert Erhardt, who is the chairman of the committee.

D.	Employees

As of December 31, 2013 and March 20, 2014 we had sixty seven and eighty employees, respectively, including our Chief Executive Officer and Chief Financial Officer.

E.	Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see Item 7 "Major Shareholders and Related Party Transactions."

Item 7.                      Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table presents certain information as of March 20, 2014 regarding the ownership of our common shares with respect to each shareholder, who we know to beneficially own more than five percent of our outstanding common shares, and our directors.
	Shares of common stock
Beneficial Owner	Amount	Percentage (1)
Oaktree Fund GP I, L.P.(2)	5,773,907	19.87%
Monarch Alternative Solutions Master Fund Ltd	187,806	*
Monarch Capital Master Partners II A LP	1,327,372	4.57%
Monarch Capital Master Partners II LP	73,473	*
Monarch Debt Recovery Master Fund Ltd	2,612,419	8.99%
Monarch Opportunities Master Fund Ltd	1,627,989	5.60%
P Monarch Recovery Ltd	308,829	1.06%
Monarch Structured Credit Master Fund Ltd	23,116	*
Harsha Gowda (3)	1,851,643	6.37%
Milena - Maria Pappas	973,335	3.36%
Tom Softeland	104,400	*
Spyros Capralos	97,531	*
Koert Erhardt	83,647	*
Simos Spyrou	36,984	*

(1)	Percentage amounts based on 29,059,671 common shares outstanding as of the date of this prospectus.
(2)
Based on information obtained in a schedule 13D filed with the commission on December 3, 2013 filed by Oaktree Capital Management, L.P., the investment adviser to a variety of funds including, without limitation, Oaktree Fund GP I, L.P., which has a business address of 333 S. Grand Avenue, 30th Floor, Los Angeles, CA 90071.

(3)	Based on information obtained in a schedule 13G/A filed with the commission on January 24, 2014 filed by Mr. Harsha Gowda.
*	Less than 1%.
_______________

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding common shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Star Bulk.

As of the date of this prospectus, 29,059,671 of our outstanding common shares were held in the United States by 126 holders of record, including Cede & Co., the nominee for the Depository Trust Company, which held 17,725,832 of those shares.

B.	Related Party Transactions

Oceanbulk Maritime, S.A., a related party, is a ship management company of and is controlled by one of our director Mrs. Milena-Maria Pappas. During 2011, we reimbursed Oceanbulk Maritime, S.A. for $148,391 of expenses related to the renovation of our new office that Oceanbulk Maritime, S.A. paid on behalf of us.

During the year 2012, we paid to Oceanbulk Maritime, S.A. a brokerage commission of $91,264 relating to the sale of Star Ypsilon. As of December 31, 2012 we did not have an outstanding receivable balance with Oceanbulk Maritime, S.A.During the year 2013, we paid to Oceanbulk a brokerage commission of $90,436 regarding the sale of Star Sigma.

 On July 10, 2007, we entered into separate employment agreements with each of Mr. Tsirigakis and Mr. Syllantavos to employ them as our Chief Executive Officer and President, and our Chief Financial Officer and Secretary, respectively. Each of these agreements had a term of three years unless terminated earlier in accordance with their respective terms. Each of these agreements provided for an annual salary and additional incentive compensation as determined annually by the compensation committee of our board of directors. The aggregate related expenses for 2013, 2012 and 2011 were $0, $0 and $62,877, respectively, and are included in General and administrative expenses in the consolidated statement of operations.

On October 3, 2007, we also entered into separate consulting agreements with companies owned and controlled by our former Chief Executive Officer and former Chief Financial Officer respectively. Each of these agreements had a term of three years unless terminated earlier in accordance with the terms of such agreements. Under the consulting agreements, each company controlled by Messrs. Tsirigakis and Syllantavos received an annual consulting fee. Messrs. Tsirigakis and Syllantavos received incentive compensation as determined annually by the compensation committee of our board of directors. The aggregate related expenses for 2013, 2012 and 2011, were $0, $0 and $337,241 respectively, and are included in General and administrative expenses in the consolidated statement of operations.

On February 2, 2011, we entered into an agreement with Mr. Tsirigakis relating to his employment with the Company. On February 7, 2011, Mr. Tsirigakis was succeeded by Mr. Spyros Capralos as our Chief Executive Officer and President. Mr. Tsirigakis received a severance payment of $2,347,402 from us, pursuant to the terms and subject to the conditions of his employment and consultancy agreements with us, the related expense is included in General and administrative expenses in the consolidated statement of operations.

Effective February 7, 2011, we entered into an employment agreement with Mr. Spyros Capralos to employ him as our Chief Executive Officer and President. This agreement had a term of three years unless terminated earlier in accordance with its terms. Under the employment agreement, Mr. Capralos is entitled to receive an annual salary and additional incentive compensation as determined annually by the compensation committee of our board of directors. The related expenses for 2013, 2012 and 2011 were $34,563, $105,496 and $93,686, respectively, and are included in General and administrative expenses in the consolidated statement of operations.

Effective February 7, 2011, we also entered into a separate consulting agreement with a company owned and controlled by Mr. Capralos, for work performed by him outside of Greece. This agreement had a term of three years unless terminated earlier in accordance with its terms. Under the consulting agreement, the company controlled by Mr. Capralos is entitled to receive an annual consulting fee. Mr. Capralos will also receive additional incentive compensation as determined by the compensation committee of our board of directors. The related expenses for 2013, 2012 and 2011 were $78,962, $229,532 and $224,941, respectively, and are included in General and administrative expenses in the consolidated statement of operations.

Mr. Capralos is also subject to non-competition and non-solicitation covenants during the term of his employment and consultancy agreements and for a period of three months following termination for any reason.

On May 2, 2011, we entered into an employment agreement with Mr. Simos Spyrou, our Chief Financial Officer. On the same date, we also entered into a separate consulting agreement with a company owned and controlled by Mr. Spyrou for work performed by him outside of Greece. Each of these agreements had a term of three years. Under the employment agreement, Mr. Spyrou receives an annual base salary that may increase based on annual review by the compensation committee of our board of directors and the related expenses for 2013, 2012 and 2011 were $30,944, $92,309 and $61,465, respectively, and are included in General and administrative expenses in the consolidated statement of operations. Under the consulting agreement, the company controlled by Mr. Spyrou receives an annual consulting fee and additional incentive compensation as determined annually by the compensation committee of our board of directors and the related expenses for 2013, 2012 and 2011 were $25,067, $72,219 and $52,135, respectively, and are included in General and administrative expenses in the consolidated statement of operations.

On May 12, 2011, we entered into an agreement with our former Chief Financial Officer, Mr. George Syllantavos, relating to his employment with us. Pursuant to that agreement, Mr. Syllantavos received a severance payment from us of €320,000 (or $462,829) in cash and 21,866 restricted common shares pursuant to the terms and subject to the conditions of his employment and consultancy agreements with us, the related expense is included in General and administrative expenses in the consolidated statement of operations. Mr. Syllantavos resigned as our Chief Financial Officer and from our board of directors effective as of August 31, 2011, at which time we were required to pay the cash amounts described above.

On July 1, 2011, the Company entered into a consulting agreement with a company owned and controlled by the Company's new Chief Operating Officer. This agreement has an indefinite term and each party may terminate the agreement giving one month's notice. Under this agreement the Company will pay the new Chief Operating Officer a base fee at an annual rate of not less €117,519 (approx. $162,176, using the exchange rate as of December 31, 2013, eur/usd 1.38). The related expenses for 2013, 2012 and 2011 were $161,078, $151,546 and $81,876, respectively, and are included in General and administrative expenses in the consolidated statement of operations.

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

On July 4, 2011, Starbulk S.A., our in house vessel manager, entered into a 12-year lease agreement for office space with Combine Marine Inc., or Combine, a company that was controlled by one of our directors, Mrs. Milena-Maria Pappas and by Mr. Alexandros Pappas, children of our Chairman Mr. Petros Pappas., with monthly rent payments of €5,000 (approx. $6,900, using the exchange rate as of December 31, 2013, eur/usd 1.38). This lease agreement was mutually terminated without Star Bulk paying any compensation. For the year ended December 31, 2011, the related expense was $47,979 and is included in General and administrative expenses in the consolidated statement of operations.

On January 1, 2012, Starbulk S.A. entered into a one year lease agreement for office space with Combine Marine Ltd., or Combine Ltd., a company controlled by one of our directors, Mrs. Milena-Maria Pappas and by Mr. Alexandros Pappas, children of our Chairman Mr. Petros Pappas. The lease agreement provided for a monthly rental of €2,500 (approx. $3,450, using the exchange rate as of December 31, 2013, eur/usd 1.38). On January 1, 2013, the agreement was renewed and unless terminated by either party, it will expire in eleven years. The related expense for the rent for the years ended December 31, 2013 and 2012, was $40,883 and $39,547, respectively, and is included in General and administrative expenses in the consolidated statement of operations. As of December 31, 2013 and 2012, we had an outstanding receivable balance of $1,291 and $0, respectively, with Combine Ltd.

On September 27, 2012, Starbulk S.A. entered into an agreement with Maiden Voyage LLC, a Marshall Islands company, for the commercial and technical management of the Maiden Voyage, a 2012 built Supramax dry bulk carrier. Maiden Voyage LLC is owned and controlled by Oceanbulk Shipping LLC, a company minority owned by one of our directors, Mrs. Milena- Maria Pappas. Pursuant to the terms of this management agreement, we received a fixed management fee of $750 per day beginning on September 28, 2012 and until August 6, 2013, when Maiden Voyage LLC sold its vessel Maiden Voyage to Premier Voyage LLC, a Marshall Islands company and the respective management agreement was terminated. This vessel was managed under the same strategy as the other vessels in our fleet. The related income for the years ended December 31, 2013 and 2012 was $162,750 and $128,050, respectively, and is included in management fee income in the accompanying consolidated statements of operations. As of December 31, 2013 and 2012 the Company had an outstanding payable balance of $210,600 and $0, respectively, with Maiden Voyage LLC.

On October 18, 2012, Starbulk S.A. entered into an agreement with OOCAPE1 Holdings LLC, a Marshall Islands company, for the commercial and technical management of Obelix, a 2011 built Capesize dry bulk carrier. Pursuant to the terms of this management agreement, we receive a fixed management fee of $750 per day beginning on October 19, 2012, and until two months after termination by either party upon written notice. This vessel is managed under the same strategy as the other vessels in our fleet. OOCAPE1 Holdings LLC is owned and controlled by Oceanbulk Carriers LLC, a company minority owned by our director, Mrs. Milena-Maria Pappas. The related income for the years ended December 31, 2013 and 2012 was $273,750 and $75,700 and is included in management fee income in the consolidated statements of operations. As of December 31, 2013 and 2012, we had an outstanding payable balance of $101,573 and an outstanding receivable balance of $ 147,057, with OOCAPE1 Holdings LLC.

On November 25, 2013, our board of directors approved a commission fee payable to Oceanbulk Maritime, S.A. related to the negations with shipyards for the construction of our Newbuilding Vessels. We have agreed to pay a commission of 0.5% of the shipbuilding contract price for the two newbuilding Capesize vessels and the three newbuilding Newcastlemax vessels and a flat fee of $200,000 per vessel for the four newbuilding Ultramax vessels. For all of the nine Newbuilding Vessels, the total commission will amount to $2,076,800. We have agreed to pay the commission in four equal installments, the first two installments will be paid in cash and the remaining two installments will be paid with the issuance of our common shares .The first installment of $519,200 was paid in cash in December 2013, the respective amount was capitalized and is included in Advances for vessels under construction and acquisitions of vessels and other assets in our consolidated balance sheets. The second installment will be paid in April 2014 and the last two installments, to be paid with the issuance of our common shares are due in June 2015 and in April 2016, respectively. As of December 31, 2013, the Company had an outstanding receivable balance of $9,076 with Oceanbulk Maritime, S.A..

Interchart Shipping Inc., a Liberian company affiliated with family members of our Chairman, acts as a chartering broker for all of our vessels. As of December 31, 2013 and 2012, we had an outstanding liability of $58,370, and $99,854, respectively, to Interchart. During the years ended December 31, 2013, 2012 and 2011, the brokerage commission on charter revenue charged by Interchart amounted $772,820, $1,133,829 and $1,236,812, respectively, and is included in Voyage expenses in the consolidated statements of operations. On February 25, 2014, we acquired 33% of the total outstanding common stock of Interchart Shipping Inc, for a total consideration of $400,000 consisting of $200,000 in cash and 22,598 SBLK restricted common shares to be issued on March 31, 2014. The ownership interest was purchased from an entity affiliated with family members of our Chairman, including our director, Mrs. Milena-Maria Pappas. On the same date, we entered into a services agreement, or the Services Agreement, with Interchart Shipping Inc, for chartering, brokering and commercial services for our vessels for an annual fee of €500,000 (approx. $690,000, using the exchange rate as of December 31, 2013, eur/usd 1.38). This  fee is adjustable for changes in our fleet pursuant to the terms of the Services Agreement. Under the Services Agreement, all previously agreed upon brokerage commissions due to Interchart are canceled retroactively from January 1, 2014.

On May 3, 2013, we entered into separate renewal employment agreements with Mr. Capralos, our Chief Executive Officer, and Mr. Spyrou, our Chief Financial Officer. Each of these agreements have a term of three years and will be renewed for a successive year unless terminated earlier in accordance with their terms. Each of these agreements provided for an annual salary and additional incentive compensation, as determined annually by the compensation committee of our board of directors. The aggregate related expenses for 2013, were $172,078 and are included in General and administrative expenses in the consolidated statement of operations.

On May 3, 2013, we also entered into separate renewal consulting agreements with companies owned and controlled by our Chief Executive Officer and Chief Financial Officer respectively. Each of these agreements have a term of three years and will be renewed for a successive year unless terminated earlier in accordance with their terms. Under the consulting agreements, each company controlled by Messrs. Capralos and Spyrou, receive an annual consulting fee and additional incentive compensation as determined annually by the compensation committee of our board of directors and the aggregate related expenses for 2013 were $262,745 and are included in General and administrative expenses in the consolidated statement of operations.

On August 6, 2013, Maiden Voyage was sold to Premier Voyage LLC, a Marshall Islands company, and our technical and commercial management agreement was terminated. On the same date Starbulk S.A. entered into an agreement with Premier Voyage LLC for the commercial and technical management of the Maiden Voyage, under the same terms as the previously terminated agreement. This vessel will be managed under the same strategy as the other vessels in our fleet. Maiden Voyage LLC and Premier Voyage LLC are owned and controlled by Oceanbulk Carriers LLC, a company minority owned by our directors, Mrs. Milena-Maria Pappas. The related income for the year ended December 31, 2013, was $111,000 and is included in management fee income in the accompanying consolidated statements of operations. As of December 31, 2013, we had an outstanding payable balance of $63,508, with Premier Voyage LLC.

During 2013, Starbulk S.A. entered into agreements with related companies organized under the laws of the Marshall Islands, which are owned and controlled by Oceanbulk Carriers LLC, a company minority owned by our director, Mrs. Milena-Maria Pappas, to provide vessel management services for five drybulk vessels Big Bang, Big Fish, Strange Attractor, Pantagruel, Kymopolia. Pursuant to the terms of these management agreements, we will receive a fixed management fee of $750 per day per vessel until two months after termination by either party upon written notice for a fixed fee of $750 per day per vessel. These agreements may be terminated by either party upon advanced written notice, which in some instances would result in a severance fee. We provide these services pursuant to the same strategy applied to the vessels in our owned fleet. The related income for the year ended December 31, 2013, was $275,250 and is included in management fee income in the consolidated statements of operations. As of December 31, 2013, the Company had an outstanding payable balance of $224,269, with the entities that own Big Bang and Big Fish and an outstanding receivable balance of $208,355, with the entities that own Strange Attractor, Pantagruel and Kymopolia.

In March 2013, we commenced arbitration proceedings against Hanjin HHIC-Phil Inc., the shipyard that constructed the Star Polaris, relating to engine failure the vessel experienced in Korea.  This resulted in 142 off-hire days and the loss of $2.3 million in revenues.  We are also pursuing the cost of repairs.

On June 7, 2013, Starbulk S.A. entered into an agreement with Product Shipping & Trading S.A., a Marshall Islands company, under which, we provided certain management services including crewing, purchasing and arranging insurance to the vessels which are under the management of Product Shipping & Trading S.A. Product Shipping & Trading S.A is controlled by family members of our Chairman, Mr. Petros Pappas. Pursuant to the terms of this agreement, we received a fixed management fee of $130 per day, per vessel. The related income for the year ended December 31, 2013, was $241,700 and is included in management fee income in the consolidated statements of operations. As of December 31, 2013, we had an outstanding receivable of $55,670, with Product Shipping & Trading S.A. In October we decided to gradually terminate to provide the above mentioned services to the vessels which are under the management of Product Shipping & Trading S.A.

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

See Item 18. "Financial Statements."

Legal Proceedings

We commenced arbitration proceedings against Ishhar Overseas FZE of Dubai, or Ishhar, for repudiatory breach of the charterparties due to the nonpayment of charterhires related to Star Epsilon and Star Kappa. Both we and Ishhar have appointed arbitrators and we have filed claim submissions against the Ishhar. Additional arbitration proceedings have been commenced against the parent company of Ishhar, Bhatia International Limited, Bhatia, on the grounds that Ishhar acted as an agent for the undisclosed principal Bhatia. In December 2010, we arrested Harkripa, a vessel owned by Bhatia, in South Africa on an associate ship basis as security for the claim related to Star Epsilon described above. Harkripa was voluntarily released by us in November 2011 following commencement of settlement discussions. A conditional settlement agreement was signed on September 5, 2012, under which we will receive a cash payment of $5.0 million in seventeen monthly installments, the first installment was received upon the execution of the settlement agreement and the last installment was received in February 2014. As of the date of this annual report the payment has received in full.

During July 2010 a dispute arose between us and Deiulemar, which was the charterer of Star Beta, amounting to $1.73 million, which was included under "Trade accounts receivable, net" in the consolidated balance sheets. The dispute concerns (i) breach of the charterparty by Dieulemar and resulting damages incurred by us due to the late delivery of such vessel, which was delivered after the applicable redelivery date under that charterparty, and (ii) such charterers' allegations that the vessel's performance did not meet the requirements set forth in the charterparty. Pursuant to a settlement agreement signed on February 20, 2012, we received the amount of $1.04 million, the arbitration proceedings were discontinued and each party released each other from its respective claim. This event qualified as an adjusting subsequent event and therefore we recognized a provision of $0.7 million, which is included in bad debt expense in our consolidated statements of operations for the year ended December 31, 2011.

On February 15, 2011, we received a letter from Korea Line Corporation, or KLC, the charterer of Star Gamma and Star Cosmo, notifying us of the commencement of rehabilitation proceedings of KLC in Korea and the related schedule for making registered claims against KLC in those proceedings. On March 31, 2011, we filed their registered claims with the Bankruptcy Division of the Korean courts relating to Star Gamma and Star Cosmo. The rehabilitation plan was approved by the required majority vote of KLC's lenders which provided for payments in cash and in shares for a period of ten years to KLC's counterparties in relation to the unsecured claims. In addition, and with respect to the common benefit claims (secured claims), following an agreement with the joint receivers of KLC, we agreed to settle the common benefit claim of Star Gamma by way of two equal annual cash payments in the aggregate amount of $344,857, both installments have been received. With respect to our claims related to Star Cosmo, pursuant to a separate agreement with the joint receivers of KLC, the due hire which represented the common benefit claim was paid directly from sub charterers to the Company and the remaining due hire representing unsecured claims is expected to be settled pursuant to the approved rehabilitation plan. As per rehabilitation plan, on December 31, 2012 we received the amounts of $12,055 and $740, representing the annual payment of the rehabilitation plan of Star Gamma and Star Cosmo, respectively. On November 19, 2012, we received 46,007 shares of KLC as part of the rehabilitation plan described above, the shares were sold the same date at the average price of KRW 3,456. The cash proceeds from the sale of the respective shares amounted to approximately $144,000. The next allotment of 2,872 shares as part of the award relating to Star Cosmo was released from lock up on June 4, 2013 and the respective shares have not been sold. In addition, in October 2013, we received an amount of $166,545 and $10,388 for Star Gamma and Star Cosmo, respectively, pursuant to the terms of the rehabilitation plan.

On July 13, 2011, Star Cosmo was retained by the port authority in the Spanish port of Almeria and was released on July 16, 2011. According to the port authority, the vessel allegedly discharged oily water while sailing in Spanish waters in May 2011, more than two months earlier, and related records were allegedly deficient. Administrative investigation commenced locally. We posted cash collateral of €340,000 (or $469,200 using the exchange rate as of December 31, 2013, eur/usd 1.38) to guarantee the payment of fines that may be assessed in the future and the vessel was released. At the time of the alleged incident, Union Commercial, Inc., an unaffiliated third party ship management company, was the vessel's technical manager. We are not aware, pending the outcome of the investigation, whether there is a probable liability nor can we estimate our exposure. Up to $1 billion of the liabilities associated with the individual vessels' actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club Insurance. The cash collateral of €340,000 has been released to the Company in March 2012, after being replaced by a P&I Letter of undertaking. Pending the final court adjudication of the fines, the fines up to date have been reduced by the Spanish authorities to €260,000 (or $358,800 using the exchange rate as of December 31, 2013, eur/usd 1.38).

On June 28, 2013, we were notified by the receivers of STX Pan Ocean Co. Ltd., or STX, terminating the charter agreement for Star Borealis, effective immediately Star Borealis was on time charter at an average gross daily charter rate of $24,750 for the period from September 11, 2011 until July 11, 2021. We intend to vigorously pursue all amounts owed to us under the charter agreement, including any related damages caused by the termination of the charterparty, in accordance with the STX rehabilitation proceedings which have commenced in Korea. As of December 31, 2013, STX owes us $653,788 for unpaid charter hire which along with a claim for damages for repudiation will be offset against the payable amount due to STX for the bunkers on vessel at the date of its early delivery.

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

Currently, we are prohibited from paying dividends under our amended loan agreements and did not pay any dividends in 2013. Please see the section of this annual report entitled "Senior Secured Credit Facilities".

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

COMMON STOCK

Fiscal year ended December 31,	High	Low
2013	$13.43	$5.38
2012	$17.55	$5.97
2011	$41.85	$13.20
2010	$48.00	$33.60
2009	$80.55	$18.15

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the common stock on the Nasdaq Global Select Market.

Fiscal year ended December 31, 2013	High	Low
1st Quarter ended March 31, 2013	$7.39	$5.75
2nd Quarter ended June 30, 2013	$7.73	$5.44
3rd Quarter ended September 30, 2013	$11.07	$5.38
4th Quarter ended December 31, 2013	$13.43	$7.83

Fiscal year ended December 31, 2012	High	Low
1st Quarter ended March 31, 2012	$17.55	$13.38
2nd Quarter ended June 30, 2012	$14.99	$10.67
3rd Quarter ended September 30, 2012	$11.69	$7.50
4th Quarter ended December 31, 2012	$9.75	$5.97

The following table sets forth, for the most recent six months, the high and low prices for the common stock on the Nasdaq Global Select Market.

	High	Low
March 2014 (through and including March 20, 2014)	$15.39	$12.07
February 2014	$12.35	$10.86
January 2014	$13.82	$11.68
December 2013	$13.43	$8.85
November 2013	$9.52	$7.9
October 2013	$10.22	$7.83
September 2013	$11.07	$8.36

Item 10.                      Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

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

As of the date of this annual report, we had issued and outstanding 29,059,671 common shares. No preferred shares are issued or outstanding.

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

Our directors are elected by a majority of the votes cast by stockholders entitled to vote in an election. Our amended and restated articles of incorporation provide that cumulative voting shall not be used to elect directors. Our board of directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66 2/3% of the entire board. Our amended and restated articles of incorporation provide for a staggered board of directors whereby directors shall be divided into three classes: Class A, Class B and Class C, which shall be as nearly equal in number as possible. Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The term of our board of directors is as follows: (i) the term of the Company's Class A directors expires in 2014; (ii) the term of Class B directors expires in 2015; and (iii) the term of Class C director expires in 2016. Each director serves his respective term of office until his successor has been elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

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

As of December 31, 2013, we had five credit facilities with lenders, including Commerzbank A.G., Credit Agricole Corporate and Investment Bank, HSH Nordbank, and ABN AMRO Bank N.V., as agent and as lender. In February and March 2014, we also entered into two new senior credit facilities with HSH Nordbank AG and Deutsche Bank AG, respectively. For a discussion of our term loan facilities, please see the section of this annual report entitled "Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities."  We have no other material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

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

Tax Classification of the Company

Star Maritime was a Delaware corporation which merged into the Company pursuant to the Redomiciliation Merger as more specifically described described in Item 4.A "Information on the Company – History and development of the Company."

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

i.
we are organized in a "qualified foreign country," which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 of the Code, and which we refer to as the "Country of Organization Requirement"; and

ii.	we can satisfy any one of the following two (2) stock ownership requirements:

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

The Treasury Regulations further require that with respect to each class of common stock relied upon to meet the listing requirement: (i) such class is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year, which we refer to as the "trading frequency test;" and (ii) the aggregate number of shares of such class of common stock traded on such market is at least 10% of the average number of shares of such class outstanding during such year, or as appropriately adjusted in the case of a short taxable year, which we refer to as the "trading volume test." We believe that our common stock will satisfy the trading frequency and volume tests. Even if this were not the case, the Treasury Regulations provide that the trading frequency and volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common stock, such class of stock is traded on an "established securities market" in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

For the 2013 taxable year, we were not subject to the 5% Override Rule and, therefore, we believe that we satisfied the Publicly-Traded Test.  Accordingly, we believe that we were exempt from U.S. federal income tax on our U.S. source shipping income for the 2013 taxable year, and we intend to take this position on our 2013 U.S. federal income tax return.  However, there is no assurance that we will continue to qualify for the benefits of Section 883 of the Code for any future taxable year.

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

In addition, if we were to be treated as a PFIC for any taxable year ending on or after December 31, 2013, a U.S. Holder will be required to file IRS Form 8621 with the IRS with respect to any such taxable year.

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

Non-U.S. Holders may be required to establish their exemption from information reporting and "backup withholding" by certifying their status on an applicable IRS Form W-8.

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

Not Applicable.

Item 11.                      Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

Our exposure to market risk for changes in interest rate relates primarily to our long term debt. The international drybulk industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long-term debt. Our debt contains interest rates that fluctuate with LIBOR. During the waiver period, LIBOR is adjusted to the cost of funds. Increasing interest rates could adversely impact future earnings.

From time to time, we may take positions in interest rate derivative contracts to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans and credit facilities. During 2013, we have selectively entered into derivative contracts, which will be effective in the second half of 2014, to fix our forward interest rate on $55.5 million of our outstanding indebtedness at an average rate of 1.71%. During the year ended December 31, 2013 we recorded a gain on interest rate derivatives of $0. 1 million which resulted from the change in the fair market value of the respective derivative contracts.

Our interest expense for the year ended December 31, 2013 was $6.2 million. Our estimated interest expense for the year ending December 31, 2014 is expected to be $6.0 million. Our estimated amount of interest expense reflects interest payments we expect to make with respect to our long term debt obligations. The interest payments reflect an assumed LIBOR-based applicable rate of 0.246% (the three month LIBOR rate as of December 31, 2013) plus the relevant margin of the applicable credit facility. The following table sets forth the sensitivity of our existing loans as of December 31, 2013 as to a 100 basis point increase in LIBOR during the next five years. The following table sets forth the sensitivity of loans in millions of Dollars to a 100 basis points increase in LIBOR during the next five years:

		Estimated amount	Sensitivity
For the year ending December 31,	Estimate amount of interest expense	of interest expense after an increase of 100 basis points

2014	6.0	7.8	1.8
2015	4.9	6.5	1.6
2016	3.5	4.6	1.1
2017	1.5	2.1	0.6
2018	0.9	1.2	0.3

Currency and Exchange Rates

We generate all of our revenues in Dollars and operating expenses in currencies other than the Dollar are approximately 26% of total operation expenses during 2013. Further, 88% of our General and administrative expenses, excluding expenses of $1.5 million relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees, including consulting fees, salaries and traveling expenses were incurred in Euros during 2013. For accounting purposes, expenses incurred in Euros are converted into Dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the Dollar and the Euro, which could affect the amount of net income that we report in future periods. As of December 31, 2013, the effect of a 1% adverse movement in Dollar/Euro exchange rates would have resulted in an increase of $74,251 and $54,759 in our General and administrative expense and our operating expenses, respectively. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. The use of financial derivatives, including foreign exchange forward agreements, would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Freight Derivatives

From time to time, we may take positions in freight derivatives including Freight Forward Agreements, ("FFAs"), and freight options. Generally freight derivatives may be used to hedge a vessel owner's exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operation and cash flow.

During the years ended December 31, 2012 and 2011, we entered into a limited number of FFAs and freight options on the Capesize and Panamax and Supramax indexes. These freight derivatives are intended to serve as an approximate hedge for our vessels trading in the spot market for 2012, and 2011, effectively locking-in the approximate amount of revenue that we expect to receive from such vessels for the relevant periods. Our freight derivatives do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in the accompanying consolidated statements of operations. FFAs are settled on a daily basis through London Clearing House (LCH), and there is also a margin maintenance requirement based on marking the contract to market. Freight options are treated as assets/liabilities until they are settled. During the year ended December 31, 2013, we did not enter into FFAs and freight options and therefore we did not record any gain or loss from freight derivatives and as of December 31, 2013, we did not have any open position on freight derivatives. During the year ended December 31, 2012, the gain on freight derivatives amounted to $0.04 million and during the year ended December 31, 2011, the loss from freight derivatives amounted to $0.4 million. As of the date of this report we have not any open position on freight derivatives.

Bunker swap agreements

Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. Our bunker swaps are traded as a derivative on the over-the-counter (OTC) market. During 2013, 2012 and 2011, we did not enter into bunker swaps contracts and therefore we did not have any open positions on bunkers swaps.

Item 12.                      Description of Securities Other than Equity Securities

A.	Debt securities

Not Applicable.

B.	Warrants and rights

Not Applicable.

C.	Other securities

Not Applicable.

D.	American depository shares

Not Applicable.

PART II

Item 13.                      Defaults, Dividend Arrearages and Delinquencies

See "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources Senior Secured Credit Facilities"

Item 14.                      Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.                      Controls and Procedures

(a)	Disclosure Controls and Procedures

As of December 31, 2013, our management (with the participation of our Chief Executive Officer and Chief Financial Officer) conducted an evaluation pursuant to Rule 13a-15(b) and 15d-15(e) promulgated under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), of the effectiveness of the design and operation of our disclosure controls and procedures. Our management, including our chief executive officer and chief financial officer, recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the partnership have been detected. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

However, based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2013, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

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

Management has conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in the 1992 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2013 is effective.

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

Item 16B.                      Code of Ethics

The Company has adopted a code of ethics that applies to its directors, officers and employees. A copy of our code of ethics is posted in the "Investor Relations" section of Star Bulk Carriers Corp. website, and may be viewed at http://www.starbulk.com. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may be direct their requests to the attention of Investor Relations, c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece.

Item 16C.                      Principal Accountant Fees and Services

The table below sets forth the total fees for the services performed by our principal accountants, Ernst & Young (Hellas) Certified Auditors Accountants S.A in 2013 and 2012, which we refer to as the Independent Registered Accounting Firms. This table below also identifies these amounts by category of services:

(In thousands of Dollars)	2012	2013
Audit fees	340	581
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total fees	340	581

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

On August 10, 2011, our Board of Directors decided to reinstate the share repurchase plan with the limitation of acquiring up to a maximum amount of $3.0 million worth of Company's shares, at a maximum price of $19.5 per share. On November 9, 2011, our Board of Directors extended the duration of the share repurchase plan until December 31, 2012.

The following table summarizes our repurchases of our ordinary shares per month during the year ended December 31, 2012:

	Total number of shares repurchased	Average price paid per share
January 2012	21,294	$14.25
April 2012	27,103	$14.25
June 2012	13,333	$10.95
Total 2012	61,730	$13.8

During the year ended December 31, 2013, there were no shares repurchased.

Item 16F.                      Change in Registrants Certifying Accountant

None.

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

Item 19.                      Exhibits

Exhibits, Exhibits Number, Description
1.1	Third Amended and Restated Articles of Incorporation of Star Bulk Carriers Corp. (1)
1.2	Amended and Restated bylaws of the Company (2)
2.1	Form of Share Certificate (3)
2.3	Form of 2007 Equity Incentive Plan (4)
2.4	2010 Equity Incentive Plan (5)
2.5	2011 Equity Incentive Plan (6)
2.6	2014 Equity Incentive Plan
4.1	Management Agreement with Combine Marine Inc. (7)
4.2	Master Agreement, as amended (8)
4.3	Supplemental Agreement (9)

4.4	Loan Agreement with Commerzbank AG, dated December 27, 2007 (10)
4.5	First Supplemental Agreement with Commerzbank AG, dated June 10, 2009 (14)
4.6	Second Supplemental Agreement with Commerzbank AG, dated January 27, 2010 (13)
4.7	Loan Agreement with Commerzbank AG, dated September 3, 2010 (11)
4.8	Loan Agreement with Credit Agricole Corporate and Investment Bank, dated January 20, 2011 (12)
4.9	Loan Agreement with HSH Nordbank AG, dated October 3, 2011 (15)
4.10	Loan Agreement with ABN AMRO Bank N.V., dated July 21, 2011 (16)
4.11	Supplemental Agreement with HSH Nordbank AG dated July 17, 2013
4.12	Supplemental Agreement with ABN AMRO Bank N.V. dated April 2, 2013 (17)
4.13	Supplemental Agreement with Crédit Agricole Corporate and Investment Bank dated May 20, 2013
4.14	Loan Agreement with Commerzbank AG dated July 1, 2013
4.15	Loan Agreement with HSH Nordbank AG dated February 6, 2014
4.16	Loan Agreement with Deutsche Bank AG dated March 14, 2014
4.17	Purchase Agreement, dated May 1, 2013 (18)
4.18	Registration Rights Agreement, dated May 1, 2013 (19)
8.1	Subsidiaries of the Company
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young (Hellas) Certified Auditors Accountants S.A)
15.2	Consent of Independent Registered Public Accounting Firm (Deloitte Hadjipavlou Sofianos & Cambanis S.A.)
101
The following materials from the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2013, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of December 31, 2012 and 2013;(ii) Consolidated Statements of Operations for the years ended December 31,2011,2012 and 2013; (iii) Consolidated Statements of Stockholders' Equity for the for the years ended December 31,2011,2012 and 2013;(iv) Consolidated Statements of Cash Flows for the for the years ended December 31,2011,2012 and 2013 and (v) the Notes to Consolidated Financial Statements

(1)	Incorporated by reference to Exhibit 1.1 of the Company's Form 6-K, which was filed with the Commission on October 15, 2012
(2)	Incorporated by reference to Exhibit 3.1 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.
(3)	Incorporated by reference to Exhibit 4.1 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.

(4)	Incorporated by reference to Exhibit 10.2 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.
(5)	Incorporated by reference to Exhibit 2.4 of the Company's Annual Report for the year ended December 31, 2010 (File No. 001-33869), which was filed with the Commission on March 31, 2011.
(6)	Incorporated by reference to Exhibit 4.4 of the Company's Form S-8 (File no. 333-176922), which was filed with the Commission on September 20, 2011.
(7)	Incorporated by reference to Exhibit 10.16 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on May 24, 2007.
(8)	Incorporated by reference to Exhibit 10.19 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on October 12, 2007.
(9)	Incorporated by reference to Exhibit 10.11 of the Company's Joint Proxy/Registration Statement (File No. 333-141296), which was filed with the Commission on March 14, 2007.
(10)	Incorporated by reference to Exhibit 4.5 of the Company's Annual Report for the year ended December 31, 2007 (File No. 001-33869), which was filed with the Commission on June 30, 2008.
(11)	Incorporated by reference to Exhibit 4.18 of the Company's Annual Report for the year ended December 31, 2010 (File No. 001-33869), which was filed with the Commission on March 31, 2011.
(12)	Incorporated by reference to Exhibit 4.19 of the Company's Annual Report for the year ended December 31, 2010 (File No. 001-33869), which was filed with the Commission on March 31, 2011.
(13)	Incorporated by reference to Exhibit 4.6 of the Company's Annual Report for the year ended December 31, 2010 (File No. 001-33869), which was filed with the Commission on March 31, 2011.
(14)	Incorporated by reference to Exhibit 4.5 of the Company's Annual Report for the year ended December 31, 2010 (File No. 001-33869), which was filed with the Commission on March 31, 2011.
(15)	Incorporated by reference to Exhibit 99.3 of the Company's Form 6-K (File No. 001-33869), which was filed with the Commission on November 2, 2011.
(16)	Incorporated by reference to Exhibit 99.2 of the Company's Form 6-K (File No. 001-33869), which was filed with the Commission on November 2, 2011.
(17)	Incorporated by reference to Exhibit 17 of the Company's Form F-1 (File No. 333-188281), which was filed with the Commission on May 2, 2013.
(18)	Incorporated by reference to Exhibit 99.1 of the Company's Schedule 13D, which was filed with the Commission on August 5, 2013.
(19)	Incorporated by reference to Exhibit 99.2 of the Company's Schedule 13D, which was filed with the Commission on August 5, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Star Bulk Carriers Corp.
(Registrant)

Date March 21, 2014	By:	/s/ Spyros Capralos
	Name:	Spyros Capralos
	Title:	President and Chief Executive Officer

STAR BULK CARRIERS CORP.
INDEX TO CONSOLIDATED

FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm: Ernst & Young (Hellas) Certified Auditors Accountants S.A.	F-2

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting: Ernst & Young (Hellas) Certified Auditors Accountants S.A.	F-3

Report of Independent Registered Public Accounting Firm: Deloitte Hadjipavlou, Sofianos & Cambanis S.A.	F-4

Consolidated Balance Sheets as of December 31, 2012 and 2013	F-5

Consolidated Statements of Operations for the years ended December 31, 2011, 2012 and 2013	F-6

Consolidated Statement of Stockholders' Equity for the years ended December 31, 2011, 2012 and 2013	F-7

Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013	F-8

Notes to Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Star Bulk Carriers Corp.

We have audited the accompanying consolidated balance sheets of Star Bulk Carriers Corp. as of December 31, 2013 and 2012 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Star Bulk Carriers Corp. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Star Bulk Carriers Corp.'s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated March 21, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece

March 21, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Star Bulk Carriers Corp.

We have audited Star Bulk Carriers Corp.'s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Star Bulk Carriers Corp.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, Star Bulk Carriers Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), consolidated balance sheets of Star Bulk Carriers Corp. as of December 31, 2013 and 2012, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2013 of Star Bulk Carriers Corp. and our report dated March 21, 2014  expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.
Athens, Greece

March 21, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Star Bulk Carriers Corp.
Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated statement of operations, stockholders' equity, and cash flow of Star Bulk Carriers Corp. and subsidiaries (the "Company") for the year ended December 31, 2011.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of the operations and the cash flow of Star Bulk Carriers Corp. and subsidiaries for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece

March 23, 2012, except for Notes 1 and 10 as to which the date is March 19, 2013

STAR BULK CARRIERS CORP.
Consolidated Balance Sheets
As of December 31, 2012 and 2013
(Expressed in thousands of U.S. dollars except for share and per share data)

	2012	2013
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$12,950	$44,298
Restricted cash, current (Note 9)	9,326	1,862
Trade accounts receivable	5,969	3,203
Inventories (Note 4)	3,613	1,726
Due from managers	81	81
Due from related parties (Note 3)	147	486
Prepaid expenses and other receivables	5,877	2,773
Total Current Assets	37,963	54,429

FIXED ASSETS
Advances for vessels under construction and acquisition of vessels (Note 6)	-	67,932
Vessels and other fixed assets, net (Note 5)	291,207	326,674
Total Fixed Assets	291,207	394,606

OTHER NON-CURRENT ASSETS
Deferred finance charges, net	1,636	1,114
Restricted cash , non-current (Note 9 )	9,570	9,870
Derivative asset (Note 19)	-	91
Fair value of above market acquired time charter (Note 7)	14,330	7,978
TOTAL ASSETS	$354,706	$468,088

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long term debt (Note 9)	$28,766	$18,286
Accounts payable	8,264	6,638
Due to related parties (Note 3)	262	559
Accrued liabilities (Note 15)	3,422	3,501
Deferred revenue	1,736	750
Total Current Liabilities	42,450	29,734

NON-CURRENT LIABILITIES
Long term debt (Note 9)	195,348	172,048
Other non-current liabilities	162	200
TOTAL LIABILITIES	237,960	201,982

COMMITMENTS & CONTINGENCIES (Note 17)	-	-

Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2012 and 2013 (Note 10)	-	-
Common Stock, $0.01 par value, 300,000,000 shares authorized; 5,400,810 and 29,059,671 shares issued and outstanding at December 31, 2012 and 2013, respectively (Note 10)	54	291
Additional paid in capital (Note 10)	520,946	668,219
Accumulated deficit	(404,254)	(402,404)
Total Stockholders' Equity	116,746	266,106
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$354,706	$468,088

STAR BULK CARRIERS CORP.
Consolidated Statements of Operations
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of U.S. dollars except for share and per share data)

	2011	2012	2013

Revenues:
Voyage revenues	$106,912	$85,684	$68,296
Management fee income (Note 3)	153	478	1,598
	107,065	86,162	69,894

Expenses
Voyage expenses (Note 18)	22,429	19,598	7,549
Vessel operating expenses (Note 18)	25,247	27,832	27,087
Dry docking expenses	3,096	5,663	3,519
Depreciation	50,224	33,045	16,061
Management fees	54	-	-
Loss/(gain) on derivative instruments, net (Note 19)	390	(41)	(91)
General and administrative expenses	12,455	9,320	9,910
Bad debt expense (Note 17a)	3,139	-	-
Vessel impairment loss (Note 5 and Note 19)	62,020	303,219	-
Gain on time charter agreement termination (Note 8)	(2,010)	(6,454)	-
Other operational loss (Note 12)	4,050	1,226	1,125
Other operational gain (Note 11)	(9,260)	(3,507)	(3,787)
Loss on sale of vessel ( Note 5)	-	3,190	87
	171,834	393,091	61,460
Operating (loss) / income	(64,769)	(306,929)	8,434

Other Income/ (Expenses):
Interest and finance costs (Note 9)	(5,227)	(7,838)	(6,814)
Interest and other income	744	246	230
Loss on debt extinguishment (Note 9)	(307)	-	-
Total other expenses, net	(4,790)	(7,592)	(6,584)

Net (loss) / income	$(69,559)	$(314,521)	$1,850

(Loss) / Earnings per share, basic and diluted (Note 13)	$(14.69)	$(58.32)	$0.13

Weighted average number of shares outstanding, basic (Note 13)	4,736,485	5,393,131	14,051,344
Weighted average number of shares outstanding, diluted (Note 13)	4,736,485	5,393,131	14,116,389

STAR BULK CARRIERS CORP.
Consolidated Statements of Stockholders Equity
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of U.S. dollars except for share and per share data)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Accumulated deficit	Total Stockholders' Equity

BALANCE, January 1, 2011	4,227,357	$42	$490,362	$(2,152)	$488,252

Net loss for the year ended December 31, 2011	-	$-	$-	$(69,559)	$(69,559)
Issuance of common stock (Note 10)	1,113,334	11	28,538	-	28,549
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 14)	16,533	1	1,361	-	1,362
Dividends declared and paid ($3.0 per share)	-	-	-	(14,391)	(14,391)
BALANCE, December 31, 2011	5,357,224	$54	$520,261	$(86,102)	$434,213

Net loss for the year ended December 31, 2012	-	$-	$-	$(314,521)	$(314,521)
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 14)	105,316	1	1,545	-	1,546
Dividends declared and paid ($0.675 per share)	-	-	-	(3,631)	(3,631)
Repurchase and cancellation of common shares (Note 10)	(61,730)	(1)	(860)	-	(861)
BALANCE, December 31, 2012	5,400,810	$54	$520,946	$(404,254)	$116,746

Net income for the year ended December 31, 2013	-	$-	$-	$1,850	$1,850
Issuance of common stock (Note 10)	23,388,861	234	145,788	-	146,022
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 14)	270,000	3	1,485	-	1,488
BALANCE, December 31, 2013	29,059,671	$291	$668,219	$(402,404)	$266,106

STAR BULK CARRIERS CORP.
Consolidated Statements of Cash Flows
For the years ended December 31, 2011, 2012 and 2013
(Expressed in thousands of U.S. dollars)

	2011	2012	2013
Cash Flows from Operating Activities:
Net (loss) / income	$(69,559)	$(314,521)	$1,850
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	50,224	33,045	16,061
Amortization of fair value of above market acquired time charters (Note 7)	2,366	6,369	6,352
Amortization of fair value of below market acquired time charters (Note 7)	(179)	-	-
Amortization of deferred finance charges (Note 9)	329	502	522
Loss on debt extinguishment (Note 9)	307	-	-
Gain on time charter agreement termination (Note 8)	(273)	-	-
Vessel's impairment loss (Note 19)	62,020	303,219	-
Loss on sale of vessel (Note 5)	-	3,190	87
Stock-based compensation (Note 14)	1,362	1,546	1,488
Change in fair value of derivatives (Note 19)	82	(82)	(91)
Other non-cash charges	31	67	38
Bad debt expense (Note 17a)	3,139	-	-
Gain from insurance claim	(260)	(812)	(1,030)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Restricted cash for forward freight and bunker derivatives	(153)	153	-
Trade accounts receivable	(3,249)	(1,207)	2,766
Inventories	(2,773)	254	1,887
Accrued income	397	-	-
Prepaid expenses and other receivables	(957)	(8,581)	(131)
Due from related parties	-	(147)	(339)
Due from managers	5	(11)	-
Increase/(Decrease) in:
Accounts payable	5,268	(237)	(1,626)
Due to related parties	(167)	(174)	297
Accrued liabilities	2,005	(719)	350
Due to managers	(7)	(48)	-
Deferred revenue	646	(2,807)	(986)
Net cash provided by Operating Activities	50,604	18,999	27,495

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisition of vessels and other assets	(96,388)	(91)	(127,814)
Cash paid for above market acquired time charters	(23,065)	-	-
Cash proceeds from vessel sale	-	7,962	8,267
Insurance proceeds	1,076	6,983	4,265
Decrease in restricted cash	17,750	10,829	7,664
Increase in restricted cash	(21,710)	(195)	(500)
Net cash (used in) / provided by Investing Activities	(122,337)	25,488	(108,118)

Cash Flows from Financing Activities:
Proceeds from bank loans	162,775	-
Loan prepayments and repayments	(101,464)	(42,026)	(33,780)
Financing fees paid	(1,488)	(91)	(271)
Proceeds from issuance of common stock	28,786	-	150,905
Offering expenses paid related to the issuance of common stock	(237)	-	(4,883)
Repurchase of common shares	-	(861)	-
Cash dividend	(14,391)	(3,631)	-
Net cash provided by / (used in) Financing Activities	73,981	(46,609)	111,971

Net increase / (decrease) in cash and cash equivalents	2,248	(2,122)	31,348
Cash and cash equivalents at beginning of year	12,824	15,072	12,950

Cash and cash equivalents at end of the year	$15,072	$12,950	$44,298
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest	3,893	7,612	6,156

The accompanying notes are an integral part of these consolidated financial statements.

1.        Basis of Presentation and General Information:

The accompanying consolidated financial statements as of and for the years ended December 31, 2011, 2012 and 2013, include the accounts of Star Bulk Carriers Corp. (Star Bulk) and its wholly owned subsidiaries (collectively, the "Company").

Star Bulk was incorporated on December 13, 2006 under the laws of the Marshall Islands. The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of dry bulk carrier vessels and is the sole owner of the outstanding shares of Star Bulk Management Inc., Starbulk S.A., Star Bulk Manning LLC and the ship-owning subsidiaries as set forth below.

On October 15, 2012, the Company effected a 15-for-1 reverse stock split on its issued and outstanding common stock (Note 10). All share and per share amounts disclosed in the accompanying financial statements give effect to this reverse stock split retroactively, for all periods presented.

Since December 3, 2007, Star Bulk shares are trading on the NASDAQ Global Select Market under the ticker symbol SBLK.

Below is the list of the Company's wholly owned subsidiaries as of December 31, 2013:

Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
Star Bulk Management Inc.	—	—	—	—
Starbulk S.A.	—	—	—	—
Star Bulk Manning LLC	—	—	—	—

	Vessels in operation at December 31, 2013
Star Aurora LLC	Star Aurora	171,199	September 8, 2010	2000
Star Big LLC	Star Big	168,404	July 25, 2011	1996
Star Borealis LLC	Star Borealis	179,678	September 9, 2011	2011
Star Mega LLC	Star Mega	170,631	August 16, 2011	1994
Star Polaris LLC	Star Polaris	179,600	November 14, 2011	2011
Star Challenger I LLC	Star Challenger	61,462	December 12, 2013	2012
Star Challenger II LLC	Star Fighter	61,455	December 30, 2013	2013
Star Cosmo LLC	Star Cosmo	52,247	July 1, 2008	2005
Star Delta LLC	Star Delta (ex F Duckling)	52,434	January 2, 2008	2000
Star Epsilon LLC	Star Epsilon (ex G Duckling)	52,402	December 3, 2007	2001
Star Gamma LLC	Star Gamma (ex C Duckling)	53,098	January 4, 2008	2002
Star Kappa LLC	Star Kappa (ex E Duckling)	52,055	December 14, 2007	2001
Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
Star Theta LLC	Star Theta (ex J Duckling)	52,425	December 6, 2007	2003
Star Zeta LLC	Star Zeta (ex I Duckling)	52,994	January 2, 2008	2003

	Vessels disposed*
Lamda LLC	Star Sigma	184,403	April 15, 2008	1991
Star Alpha LLC	Star Alpha (ex A Duckling)	175,075	January 9,2008	1992
Star Beta LLC	Star Beta (ex B Duckling)	174,691	December 28, 2007	1993
Star Ypsilon LLC	Star Ypsilon	150,940	September 18, 2008	1991

*	For vessels disposed refer to Note 5.

1.	Basis of Presentation and General Information – (continued):

	Newbuildings at December 31, 2013
Wholly Owned Subsidiaries	Newbuildings Name	Type	DWT	Expected Delivery Date

STAR CASTLE I LLC	Hull 1342	Newcastlemax	208,000	January 2016
STAR CASTLE II LLC	Hull 1343	Newcastlemax	208,000	April 2016
STAR ENNEA LLC	Hull NE 198	Newcastlemax	209,000	March 2016
STAR CAPE I LLC	Hull 1338	Capesize	180,000	October 2015
STAR CAPE II LLC	Hull 1339	Capesize	180,000	January 2016
STAR ASIA I LLC	Hull 5040	Ultramax	60,000	June 2015
STAR ASIA II LLC	Hull 5043	Ultramax	60,000	September 2015
STAR AXE I LLC	Hull NE 196	Ultramax	61,000	October 2015
STAR AXE II LLC	Hull NE 197	Ultramax	61,000	November 2015

Below is the list of the vessels which are under commercial and technical management by Starbulk S.A. as of December 31, 2013. For each vessel, Starbulk S.A. receives a fixed management fee of $0.75 per day.

Vessel Owning Company	Vessel Name	DWT	Effective Date of Management Agreement	Year Built

Global Cape Shipping LLC*	Kymopolia	176,990	January 30, 2014	2006
OOCAPE1 Holdings LLC *	Obelix	181,433	October 19, 2012	2011
Pacific Cape Shipping LLC*	Pantagruel	180,181	October 24, 2013	2004
Sea Cape Shipping LLC*	Big Bang	174,109	August 30, 2013	2007
Sky Cape Shipping LLC*	Big Fish	177,662	October 18, 2013	2004
Adore Shipping Corp.	Renascentia	74,732	June 20, 2013	1999
Hamon Shipping Inc	Marto	74,470	August 2, 2013	2001
Glory Supra Shipping LLC*	Strange Attractor	55,742	September 24, 2013	2006
Premier Voyage LLC *	Maiden Voyage	58,722	September 28, 2012	2012
Serenity Maritime Inc.	Serenity I	53,688	June 11, 2011	2006

*     The respective companies are Company's related parties (please refer to Note 3)

1.	Basis of Presentation and General Information – (continued):

Charterers individually accounting for more than 10% of the Company's voyage revenues during the years ended December 31, 2011, 2012 and 2013 are as follows:

Charterer	2011	2012	2013
A	12%	-	-
B	13%	-	-
C	12%	14%	13%
D	19%	15%	-
E	15%	28%	34%
F	-	10%	-

2.	Significant Accounting policies:

a)
Principles of consolidation: The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"), which include the accounts of Star Bulk and its wholly owned subsidiaries referred to in Note 1 above. All intercompany balances and transactions have been eliminated in consolidation.

Star Bulk as the holding company determines whether it has controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under Accounting Standards Codification ("ASC") 810 "Consolidation", a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and make financial and operating decisions. Star Bulk consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest.

Variable interest entities ("VIE") are entities as defined under ASC 810-10, that in general either do not have equity investors with voting rights or that have equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity's expected losses, receives a majority of an entity's expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2012 and 2013, no such interest existed.

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

2.	Significant Accounting policies – (continued):

c)
Comprehensive income/ (loss): Statement of comprehensive income, presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. When applicable, the Company follows the provisions of ASC 220 "Comprehensive Income", and presents items of net income, items of other comprehensive income ("OCI") and total comprehensive income in two separate but consecutive statements. Reclassification adjustments between OCI and net income are required to be presented separately on the statement of comprehensive income. The Company has no such transactions which affect comprehensive income/ (loss) and, accordingly, comprehensive income / (loss) equals net income / (loss) for all periods presented.

d)
Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade accounts receivable and derivative contracts (bunker derivatives, freight derivatives and interest rate swaps). The Company's policy is to place cash and cash equivalents, restricted cash with financial institutions evaluated as being creditworthy and are exposed to minimal interest rate and credit risk. The Company may be exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company a) in over-the-counter transactions limits its exposure by diversifying among counter parties with high credit ratings, and b) all of the Company's freight derivatives are cleared through London Clearing House (LCH).

e)
Foreign currency transactions: The functional currency of the Company is the U.S. Dollar since its vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the period are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the consolidated balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are converted into U.S. Dollars at the period-end exchange rates. Resulting gains or losses are included in Interest and other income in the accompanying consolidated statements of operations.

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

j)
Vessels, net: Vessels are stated at cost, which consists of the purchase price and any material expenses incurred upon acquisition, such as initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage. Subsequent expenditure, when it does not extend the useful life of the vessel, is charged to expense as incurred.

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

m)
Impairment of long-lived assets: The Company follows guidance related to Impairment or Disposal of Long-lived Assets which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value. In this respect, management regularly reviews the carrying amount of the vessels on a vessel-by-vessel basis, when events and circumstances indicate that the carrying amount of the vessels might not be recoverable.

2.	Significant Accounting policies – (continued):

m)	Impairment of long-lived assets-(continued):

As of December 31, 2011 and September 30, 2012, the Company performed an impairment test of the Company's vessels due to the global economic downturn and the prevailing conditions in the shipping industry. The Company compared undiscounted cash flows to the carrying values of the Company's vessels to determine if the assets were impaired. In developing its estimates of future undiscounted cash flows, the Company makes assumptions and estimates about vessels' future performance, with the significant assumptions being related to charter rates, ship operating expenses, vessels' residual value, fleet utilization and the estimated remaining useful lives of the vessels. These assumptions are based on current market conditions and historical trends as well as future expectations. The projected net operating cash flows were determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days over the estimated remaining economic life of each vessel, net of brokerage commission expected outflows for scheduled vessel maintenance (dry-docking and special surveys) and vessel's operating expenses. Estimates of revenue are based on the current Forward Freight Agreements, or "FFAs", rates for as long as they are available and historical average rates of similar size vessels for the period thereafter. As a result of this analysis, the Company determined that the carrying amount of Star Sigma and Star Ypsilon was not recoverable as of December 31, 2011, and an impairment loss of $62,020 was recognized. This analysis, for each of the Company's  vessels as of September 30, 2012, indicated that the carrying amount of the entire Supramax fleet and Star Sigma was not recoverable and after comparing the vessels' fair values to their carrying values, an impairment loss amounting to $303,219 was recognized. This analysis for the year ended December 31, 2013, indicated that the carrying amount of the Company's vessels was recoverable and therefore it concluded that no impairment charge was necessary (see Note 5 and 19).

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

o)
Financing costs: Fees paid to lenders or required to be paid to third parties on the lenders' behalf for obtaining new loans or for refinancing existing loans, are recorded as deferred charges. Deferred charges are expensed as interest and finance costs using the effective interest rate method over the duration of the respective loan facility. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period in which the repayment or refinancing is made, subject to the guidance regarding Debt Extinguishment. Any unamortized balance of costs related to credit facilities repaid is expensed in the period. Any unamortized balance of costs relating to credit facilities refinanced is deferred and amortized over the term of the respective credit facility in the period in which the refinancing occurs, subject to the provisions of the accounting guidance relating to Changes in Line-of-Credit or Revolving-Debt Arrangements.

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

t)
Accounting for revenue and related expenses: The Company generates its revenues from charterers for the charterhire of its vessels under two types of charters; under time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate and under voyage charter agreements, where a contract is made in the spot market for the use of a vessel for a specific voyage at a specified charter rate. Under time charters, voyage costs, such as fuel and port charges are borne and paid by the charterer. Company's time charter agreements are classified as operating leases. Revenues under operating lease arrangements are recognized when a charter agreement exists, the charter rate is fixed and determinable, the vessel is made available to the lessee and collection of the related revenue is reasonably assured. Revenues are recognized ratably on a straight line basis over the period of the respective charter agreement in accordance with guidance related to Leases.

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

Brokerage commissions are paid by the Company. Brokerage commissions are recognized over the related charter period and included in voyage expenses. Voyage expenses and vessel operating expenses are recognized as incurred.

u)
Fair value measurements: The Company follows the provisions of ASC 820 "Fair Value Measurements and Disclosures" which defines, and provides guidance as to the measurement of, fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity's own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy (Note 19).

2.	Significant Accounting policies – (continued):

v)
Earnings/ (loss) per common share: Earnings or loss per share are computed in accordance with guidance related to Earnings per Share. Basic earnings or loss per share are calculated by dividing net income or loss available to common shareholders by the basic weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution assuming common shares were issued for the exercise of outstanding in-the-money warrants and non-vested shares and assuming the hypothetical proceeds, including proceeds from warrant exercise and average unrecognized stock-based compensation cost thereof, were used to purchase common shares at the average market price during the period such warrants and non-vested shares were outstanding (Note 13).

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

3.	Transactions with Related Parties:

Transactions and balances with related parties are analyzed as follows:

Balance Sheet
	2012	2013
Assets
OOCAPE1 Holdings LLC (h)	$147	$-
Combine Marine Ltd (d)	-	1
Oceanbulk Maritime S.A. (e)	-	9
Product Shipping & Trading S.A (n)	-	56
Maiden Voyage LLC (f)	-	211
Glory Supra Shipping LLC (k)	-	129
Pacific Cape Shipping LLC (l)	-	48
Global Cape Shipping LLC (m)	-	32
Total Assets	$147	$486

Liabilities
Interchart Shipping Inc. (a)	$100	$58
Management and Directors Fees (b)	121	111
Maiden Voyage LLC (f)	41	-
OOCAPE1 Holdings LLC (h)	-	102
Sea Cape Shipping LLC (i)	-	83
Premier Voyage LLC (g)	-	64
Sky Cape Shipping LLC (j)	-	141
Total Liabilities	$262	$559

Capitalized Expenses
	2012	2013
Advances for vessels under construction and acquisition of vessels and other assets
Oceanbulk Maritime S.A.- commision fee for newbuilding vessels (e)	$-	$519

Statements of Operations
	2011	2012	2013
Commission on sale of vessel-Oceanbulk (e)	$-	$91	$90
Voyage expenses-Interchart (a)	1,237	1,134	773
Executive directors consultancy fees (b)	3,505	453	528
Non-executive directors compensation (b)	151	124	114
Office rent – Combine Marine Inc (c)	48	-	-
Office rent - Combine Marine Ltd. (d)	-	40	41
Office setup expenses - Oceanbulk (e)	148	-	-
Management fee income - Maiden Voyage LLC (f)	-	(128)	(163)
Management fee income - OOCAPE1 Holdings LLC (h)	-	(76)	(274)
Management fee income - Premier Voyage LLC (g)	-	-	(111)
Management fee income - Sea Cape Shipping LLC (i)	-	-	(93)
Management fee income - Glory Supra Shipping LLC (k)	-	-	(74)
Management fee income - Sky Cape Shipping LLC (j)	-	-	(56)
Management fee income - Pacific Cape Shipping LLC (l)	-	-	(52)
Management fee income Product Shipping & Trading S.A (n)	-	-	(242)

3.	Transactions with Related Parties – (continued):

(a)
Interchart Shipping Inc. or Interchart: Interchart, a company that was affiliated to Oceanbulk Maritime S.A. (see (e) below), acts as a chartering broker of all the Company's vessels. As of December 31, 2012 and 2013, the Company had an outstanding liability of $100 and $58, respectively, to Interchart. During the years ended December 31, 2011, 2012 and 2013, the brokerage commission on charter revenue charged by Interchart amounted $1,237, $1,134 and $773, respectively and is included in "Voyage expenses" in the accompanying consolidated statements of operations.

(b)
Management and Directors Fees: On October 3, 2007, Star Bulk entered into separate consulting agreements with companies owned and controlled by the Company's former Chief Executive Officer and former Chief Financial Officer, for the services provided by the former Chief Executive Officer and the former Chief Financial Officer, respectively. Each of these agreements had a term of three years unless terminated earlier in accordance with the terms of such agreements. During 2010 these agreements were automatically renewed for the successive year. Under the consulting agreements, each company controlled by the former Chief Executive Officer and the former Chief Financial Officer received an annual consulting fee of €370,000 (approx. $511, using the exchange rate as of December 31, 2013, eur/usd 1.38) and €250,000 (approx. $345, using the exchange rate as of December 31, 2013, eur/usd 1.38) respectively. For the year ended December 31, 2011, the consulting fees amounted to $337 representing the respective expense, up to the date of the termination of the consulting agreements as disclosed below.

On February 7, 2011, Mr. Spyros Capralos was appointed as the Company's President and Chief Executive Officer, to succeed Mr. Akis Tsirigakis, who resigned from those positions on that date and resigned from the Company's board of directors on March 31, 2012. Pursuant to the terms of his employment and consultancy agreements, the former Chief Executive Officer was awarded a severance payment that amounted to $2,347.

Effective February 7, 2011, the Company entered into a consulting agreement with a company owned and controlled by the Company's current Chief Executive Officer. This agreement had a term of three years unless terminated earlier in accordance with its terms. Under this agreement the Company paid the current Chief Executive Officer a base fee at an annual rate of not less €160,000 (approx. $221, using the exchange rate as of December 31, 2013, eur/usd 1.38), additionally, the Chief Executive Officer was entitled to receive an annual discretionary bonus, as determined by the Company's board of directors in its sole discretion and a minimum guaranteed incentive award of 28,000 shares of stock. These shares vest in three equal installments, the first installment of 9,333 shares vested on February 7, 2012, the second installment of 9,333 shares vested on February 7, 2013, and the last installment of 9,334 shares vests on February 7, 2014. On April 20, 2012, the Company issued the first installment of 9,333 shares and on September 11, 2013, the Company issued the remaining two installments of 9,333 and 9,334 shares to the Company's Chief Executive Officer. During the years ended December 31, 2011, 2012 and 2013 the consultancy fees under the specific consulting agreement with the Company's Chief Executive Officer amounted to $225, $230 and $79, respectively.

On May 2, 2011, the Company entered into a consulting agreement with a company owned and controlled by Mr. Simos Spyrou, the Company's current Chief Financial Officer. This agreement had a term of three years unless terminated earlier in accordance with its terms. Under this agreement the Company paid the current Chief Financial Officer a base fee at an annual rate of not less €56,000 (approx. $77, using the exchange rate as of December 31, 2013, eur/usd 1.38). During the years ended December 31, 2011, 2012 and 2013 the consultancy fees under the specific consulting agreement with the Chief Financial Officer amounted to $52, $72 and $25, respectively.

3.	Transactions with Related Parties – (continued):

(b)	Management and Directors Fees - (continued):

Additionally, the current Chief Financial Officer is entitled to receive an annual discretionary bonus, as determined by the Company's board of directors in its sole discretion.

On May 12, 2011, the Company entered into a release agreement with a company owned by the former Chief Financial Officer. Pursuant to the terms of this agreement, Mr. Syllantavos resigned as the Company's Chief Financial Officer and from the Company's board of directors on August 31, 2011 and received a severance payment amounting to $463.

Additionally, pursuant to the agreement, the Company issued an aggregate of 21,867 common shares to the former Chief Financial Officer. The respective stock based compensation was fully amortized at the date of his resignation on August 31, 2011. The fair value of each share was $34.5 which was equal to the market value of the Company's common stock on the grant date.

On May 3, 2013, the Company entered into separate renewal consulting agreements with companies owned and controlled by the Company's Chief Executive Officer and Chief Financial Officer. Under these agreements, each company controlled by the Company's Chief Executive Officer and Chief Financial Officer receives an annual consulting fee of not less than €174,600 (approx. $241, using the exchange rate as of December 31, 2013, eur/usd 1.38) and €102,000 (approx. $141, using the exchange rate as of December 31, 2013, eur/usd 1.38), respectively. The respective agreements have a term of three years and will be renewed for a successive year unless terminated earlier in accordance with their terms. In addition, under his renewed consulting agreement Company's Chief Executive Officer is entitled to receive a minimum guaranteed incentive award of 28,000 shares of stock. These shares vest in three equal installments, the first installment of 9,333 shares vests on May 3, 2014, the second installment of 9,333 shares vests on May 3, 2015 and the last installment of 9,334 shares vests on May 3, 2016. During the year ended December 31, 2013, the consultancy fees under the renewal consulting agreements with the Company's Chief Executive Officer and Chief Financial Officer amounted to $172 and $91, respectively.

On July 1, 2011, the Company entered into a consulting agreement with a company owned and controlled by the Company's Chief Operating Officer. This agreement has an indefinite term and each party may terminate the agreement giving one month's notice. Under this agreement the Company pays the Chief Operating Officer a base fee at an annual rate of not less €117,519 (approx. $162, using the exchange rate as of December 31, 2013, eur/usd 1.38). During the years ended December 31, 2011, 2012 and 2013 the consultancy fees under the specific consulting agreement with the Chief Operating Officer amounted to $81, $151 and $161, respectively.

The related expenses for the Company's executive officers for the years ended December 31, 2011, 2012 and 2013 were $3,505, $453 and $528, respectively and are included under "General and administrative expenses" in the accompanying consolidated statements of operations.

As of December 31, 2012 and 2013, Star Bulk had an outstanding payable balance of $121 and $111, respectively with its Management and Directors, representing unpaid fees for their participation in the Board of Directors of the Company and the other special committees of the board of directors. The related expenses for the years ended December 31, 2011, 2012 and 2013 were $151, $124 and $114, respectively and are included under "General and administrative expenses" in the accompanying consolidated statements of operations.

3.	Transactions with Related Parties – (continued):

(c)
Combine Marine Inc. or ("Combine"): On July 4, 2011, Starbulk S.A., entered into a 12-year lease agreement for office space with Combine, a company that was controlled by one of the Company's directors, Mrs. Milena-Maria Pappas and by Mr. Alexandros Pappas, children of the Company's Chairman Mr. Petros Pappas. The lease agreement provided for a monthly rent payment of €5,000 (approx. $6.9, using the exchange rate as of December 31, 2013, eur/usd 1.38). On January 1, 2012 this agreement was mutually terminated without the Company paying any compensation. The related expense for the rent for the year ended December 31, 2011, was $48 and is included under "General and administrative expenses" in the accompanying consolidated statements of operations. As of December 31, 2012 and 2013, the Company had no outstanding payable or receivable balance with Combine.

(d)
Combine Marine Ltd., or (Combine Ltd.): On January 1, 2012 Starbulk S.A, entered into a one year lease agreement for office space with Combine Ltd., a company controlled by one of the Company's directors, Mrs. Milena-Maria Pappas and by Mr. Alexandros Pappas, children of the Company's Chairman Mr. Petros Pappas. The lease agreement provides for a monthly rental of €2,500 (approximately $3.5, using the exchange rate as of December 31, 2013, eur/usd 1.38).On January 1, 2013, the agreement was renewed and unless terminated by either party, it will expire in eleven years. The related expenses for the rent for the years ended December 31, 2012 and 2013, were $40 and $41, respectively and are included under "General and administrative expenses" in the accompanying consolidated statements of operations. As of December 31, 2012 and 2013, the Company had an outstanding receivable balance of $0 and $1, respectively, with Combine Ltd.

(e)
Oceanbulk Maritime S.A., or Oceanbulk: Oceanbulk Maritime S.A. is a ship management company and is controlled by one of the Company's directors Mrs. Milena-Maria Pappas. For the year ended December 31, 2011, the Company incurred an expense of $148, to set up new offices that Oceanbulk Maritime S.A. paid on behalf of the Company. The respective expense is included under "General and administrative expenses" in the accompanying consolidated statements of operations. During the years ended December 31, 2012 and 2013, the Company paid to Oceanbulk a brokerage commission amounting to $91 regarding the sale of vessel Star Ypsilon and $90 regarding the sale of vessel Star Sigma, respectively (Note 5).

3.	Transactions with Related Parties – (continued):

(e)	Oceanbulk Maritime S.A., or Oceanbulk-(continued)

On November 25, 2013, Company's Board of Directors approved to pay Oceanbulk Maritime S.A a commission fee relative to the negotiations with the shipyards on the construction of the Company's contracted newbuilding vessels (Note 6). The agreement is to pay a commission of 0.5% of the shipbuilding contract price for the two newbuilding Capesize vessels and the three newbuilding Newcastlemax vessels and a flat fee of $200 per vessel for the four newbuilding Ultramax vessels. For all the Company's nine newbuilding vessels the total commission will amount to $2,077. The commission has been agreed to be paid in four equal installments, the first two installments will be paid in cash and the remaining two installments will be paid with the issuance of common shares. The first installment of $519 was paid in cash in December 2013; the respective amount was capitalized and is included in the "Advances for vessel under construction and acquisition of vessels and other assets" in the accompanying consolidated balance sheets. The second installment will be paid in April 2014 and the last two installments, to be paid with the issuance of common shares are due in June 2015 and in April 2016, respectively. As of December 31, 2012 and December 31, 2013, the Company had an outstanding receivable balance with Oceanbulk of $0 and $9, respectively.

(f)
Maiden Voyage LLC: Maiden Voyage LLC is owned and controlled by Oceanbulk Shipping LLC, a company minority owned by one of the Company's directors, Mrs. Milena-Maria Pappas. On September 27, 2012, Starbulk S.A. entered into an agreement with Maiden Voyage LLC, a Marshall Islands company, for the commercial and technical management of the vessel Maiden Voyage, a 2012 built Supramax dry bulk carrier. Pursuant to the terms of this management agreement, Starbulk S.A. received a fixed management fee of $0.75 per day, beginning on September 28, 2012, and until August 6, 2013, when, Maiden Voyage LLC sold its vessel Maiden Voyage to Premier Voyage LLC, a Marshall Islands company and the respective management agreement was terminated. The related income for the years ended December 31, 2012 and 2013 was $128 and $163, respectively and is included under "Management fee income" in the accompanying consolidated statements of operations. As of December 31, 2012 and 2013, the Company had an outstanding receivable balance of $0 and $211, respectively, with Maiden Voyage LLC.

(g)
Premier Voyage LLC: On August 6, 2013, Maiden Voyage LLC (please refer to f) sold its vessel Maiden Voyage, one of the Company's vessels under management, to Premier Voyage LLC, a Marshall Islands company. On the same date Starbulk S.A. entered into an agreement with Premier Voyage LLC, for the commercial and technical management of the vessel Maiden Voyage with the terms of this agreement being the same with the agreement with Maiden Voyage LLC. Premier Voyage LLC is owned and controlled by Oceanbulk Shipping LLC, a company minority owned by one of the Company's directors, Mrs. Milena-Maria Pappas. The related income for the year ended December 31, 2013, was $111 and is included under "Management fee income" in the accompanying consolidated statements of operations. As of December 31, 2013, the Company had an outstanding payable balance of $64, with Premier Voyage LLC.

3.	Transactions with Related Parties – (continued):

(h)
OOCAPE1 Holdings LLC: OOCAPE1 Holdings LLC is owned and controlled by Oceanbulk Carriers LLC, a company minority owned by one of the Company's directors Mrs. Milena-Maria Pappas. On October 18, 2012, Star Bulk S.A. entered into an agreement with OOCAPE1 Holdings LLC, a Marshall Islands company, for the commercial and technical management of the vessel Obelix, a 2011 built Capesize dry bulk carrier. Pursuant to the terms of this management agreement, Star Bulk S.A receives a fixed management fee of $0.75 per day beginning on October 19, 2012 and until the agreement's termination by either party giving to the other notice in writing. In this event the agreement shall terminate upon the expiration of a period of two months from the date of notice was given. This vessel is managed under the same strategy as the other vessels in the Company's fleet. The related income for the years ended December 31, 2012 and 2013, was $76 and $274, respectively, and is included under "Management fee income" in the accompanying consolidated statements of operations. As of December 31, 2012 and 2013, the Company had an outstanding receivable balance of $147 and an outstanding payable balance of $102, with OOCAPE1 Holdings LLC, respectively.

(i)
Sea Cape Shipping LLC: Sea Cape Shipping LLC is owned and controlled by Oceanbulk Shipping LLC, a company minority owned by one of the Company's directors Mrs. Milena-Maria Pappas. On August 23, 2013, Starbulk S.A. entered into an agreement with Sea Cape Shipping LLC, a Marshall Islands company, for the commercial and technical management of the vessel Big Bang, a 2007 built Capesize dry bulk carrier. Pursuant to the terms of this management agreement, Starbulk S.A. receives a fixed management fee of $0.75 per day, beginning on August 30, 2013, and until the agreement's termination by either party giving to the other notice in writing. This vessel is managed under the same strategy as the other vessels in the Company's fleet. The related income for the year ended December 31, 2013, was $93 and is included under "Management fee income" in the accompanying consolidated statements of operations. As of December 31, 2013, the Company had an outstanding payable of $83, with Sea Cape Shipping LLC.

(j)
Sky Cape Shipping LLC: Sky Cape Shipping LLC is owned and controlled by Oceanbulk Shipping LLC, a company minority owned by one of the Company's directors Mrs. Milena-Maria Pappas. On September 12, 2013, Starbulk S.A., entered into an agreement with Sky Cape Shipping LLC, a Marshall Islands company, for the commercial and technical management of the vessel Big Fish, a 2004 built Capesize dry bulk carrier. Pursuant to the terms of this management agreement, Starbulk S.A. receives a fixed management fee of $0.75 per day, beginning on October 18, 2013, and until the agreement's termination by either party giving to the other notice in writing. This vessel is managed under the same strategy as the other vessels in the Company's fleet.  The related income for the year ended December 31, 2013, was $56 and is included under "Management fee income" in the accompanying consolidated statements of operations. As of December 31, 2013, the Company had an outstanding payable of $141, with Sky Cape Shipping LLC.

(k)
Glory Supra Shipping LLC: Glory Supra Shipping LLC is owned and controlled by Oceanbulk Shipping LLC, a company minority owned by one of the Company's directors Mrs. Milena-Maria Pappas. On September 12, 2013 Starbulk S.A., entered into an agreement with Glory Supra Shipping LLC, a Marshall Islands company, for the commercial and technical management of the vessel Strange Attractor, a 2006 built Supramax dry bulk carrier. Pursuant to the terms of this management agreement, Star Bulk S.A. receives a fixed management fee of $0.75 per day, beginning on September 24, 2013, and until the agreement's termination by either party giving to the other notice in writing. This vessel is managed under the same strategy as the other vessels in the Company's fleet. The related income for the year ended December 31, 2013, was $74 and is included under "Management fee income" in the accompanying consolidated statements of operations. As of December 31, 2013, the Company had an outstanding receivable of $129, with Glory Supra Shipping LLC.

(l)
Pacific Cape Shipping LLC: Pacific Cape Shipping LLC is owned and controlled by Oceanbulk Shipping LLC, a company minority owned by one of the Company's directors Mrs. Milena-Maria Pappas. On September 27, 2013 Starbulk S.A., entered into an agreement with Pacific Cape Shipping LLC, a Marshall Islands company, for the commercial and technical management of the vessel Pantagruel, a 2004 built Capesize dry bulk carrier. Pursuant to the terms of this management agreement, Star Bulk S.A. receives a fixed management fee of $0.75 per day, beginning on October 24, 2013, and until the agreement's termination by either party giving to the other notice in writing. This vessel is managed under the same strategy as the other vessels in the Company's fleet. The related income for the year ended December 31, 2013, was $52 and is included under "Management fee income" in the accompanying consolidated statements of operations. As of December 31, 2013, the Company had an outstanding receivable of $48, with Pacific Cape Shipping LLC.

(m)
Global Cape Shipping LLC: Global Cape Shipping LLC is owned and controlled by Oceanbulk Shipping LLC, a company minority owned by one of the Company's directors Mrs. Milena-Maria Pappas.  On December 31, 2013, Starbulk S.A entered into an agreement with Global Cape Shipping LLC, a Marshall Islands company, for the commercial and technical management of the vessel Kymopolia, a 2006 built Capesize dry bulk carrier. Pursuant to the terms of this management agreement, Starbulk S.A will receive a fixed management fee of $0.75 per day beginning on January 30, 2014, and until the agreement's termination by either party giving to the other notice in writing. This vessel will be managed under the same strategy as the other vessels in Company's fleet. The related income for the year ended December 31, 2013, was $0 and as of December 31, 2013, the Company had an outstanding receivable of $32, with Global Cape Shipping LLC.

(n)
Product Shipping & Trading S.A: Product Shipping & Trading S.A is controlled by family members of the Company's Chairman, Mr. Petros Pappas. On June 7, 2013, Starbulk S.A. entered into an agreement with Product Shipping & Trading S.A, a Marshall Islands company, under which, the Company provides certain management services including crewing, purchasing and arranging insurance to the vessels which are under the management of Product Shipping & Trading S.A. Pursuant to the terms of this agreement, Starbulk S.A. receives a fixed management fee of $0.13 per day, per vessel. The related income for the year ended December 31, 2013, was $242 and is included under "Management fee income" in the accompanying consolidated statements of operations. As of December 31, 2013, the Company had an outstanding receivable of $56, with Product Shipping & Trading S.A. In October the Company decided to gradually terminate the provision of the above mentioned services to the vessels which are under the management of Product Shipping & Trading S.A.

4.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2012	2013
Lubricants	$1,985	$1,726
Bunkers	1,628	-
Total	$3,613	$1,726

5.	Vessels and Other Fixed Assets, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2012	2013
Cost
Vessels	$772,981	$481,086
Other fixed assets	679	1,083
Impairment charge	(303,219)	-
Total cost	470,441	482,169
Accumulated depreciation	(179,234)	(155,495)
Vessels and other fixed assets, net	$291,207	$326,674

5.	Vessels and Other Fixed Assets, Net-(continued):

Vessels acquired / disposed during the year ended December 31, 2011

On May 12, 2011, the Company entered into an agreement with Donatus Marine Inc., or Donatus Marine, a Marshall Islands company minority owned by family members of the Company's Chairman, Mr. Petros Pappas to acquire a 1996-built Capesize vessel, Star Big, ex- Big Fish along with its long-term time charter, for an aggregate purchase price of $27,800. Star Big is under a long-term time charter with a multinational mining company at a rate of $25.0 per day until November 2015. The vessel was delivered to the Company on July 25, 2011 and on the same day the vessel underwent its scheduled dry docking. The Company capitalized the related dry docking expense, which amounted to $1,780 plus an amount of $41, as other capitalized expenses, related to the acquisition of the vessel.

On the same date, the Company also entered into an agreement with Barrington Corporation, a Marshall Islands company minority owned by family members of the Company's Chairman, Mr. Petros Pappas, to acquire a 1994-built Capesize vessel, Star Mega, ex-Megalodon along with its long-term time charter, for an aggregate purchase price of $23,700. Star Mega is under a long-term time charter with a multinational mining company at a rate of $24.5 per day until August 2014. The vessel was delivered to the Company on August 16, 2011. The Company capitalized an amount of $160 as other capitalized expenses, related to the acquisition of the vessel.

On March 24 and April 6, 2010, the Company signed two contracts with the shipbuilder Hanjin to build two Capesize vessels at a price of $106,880 in aggregate. On September 9, 2011 and November 14, 2011 the Company took delivery from the shipyard of the vessels Star Borealis and Star Polaris, respectively. For the year ended December 31, 2011, capitalized interest in connection to the respective vessels amounted to $1,901.

No vessel disposals took place during the year ended December, 31, 2011.

Vessels acquired / disposed during the year ended December 31, 2012

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

No vessel acquisitions took place during the year ended December, 31, 2012.

5.	Vessels and Other Fixed Assets, Net - (continued):

Vessels acquired / disposed during the year ended December 31, 2013

On March 14, 2013, the Company entered into an agreement with a third party to sell the Star Sigma for a contracted price of $9,044 less address commission of 3% and brokerage commission of 1%. The vessel was delivered to its buyers on April 10, 2013. The net carrying amount of Star Sigma as of the date of its delivery was $8,354 and the resulting loss of $87 is included under "Loss on sale of vessel" in the accompanying consolidated statements of operations.

On November 5, 2013, the Company entered into two agreements to acquire from two unaffiliated third parties, one 61,462 dwt Ultramax vessel, Star Challenger, built 2012 and one 61,455 dwt Ultramax vessel, Star Fighter, built 2013, for approximately $28,760 each vessel. The vessels were delivered to the Company on December 12, 2013 and on December 30, 2013 respectively. The Company capitalized an amount of $299 for Star Challenger and $293 for Star Fighter, as other capitalized expenses, including 1% brokerage commission for each vessel, related to the acquisition of the respective vessels.

As of December 31, 2011 and September 30, 2012, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. The review as of December 31, 2011, indicated that such carrying amount was not recoverable for two of the Company's vessels; the Star Ypsilon and the Star Sigma and as of September 30, 2012, indicated that such carrying amount was not recoverable for the Company's eight Supramax vessels and one of the Company's oldest Capesize vessels, Star Sigma, which was sold in April 2013 as disclosed above. As of December 31, 2012 and 2013, no indications existed, that the Company should perform any further impairment tests. The Company recognized an impairment loss of $62,020 and $303,219 for the years ended December 31, 2011 and 2012, respectively, which is included under "Vessel impairment loss" in the consolidated statements of operations (Note 19).

6.	Advances for Vessels Acquisitions:

On July 5, 2013, the Company through its two wholly-owned subsidiaries, Star Cape I LLC and Star Cape II LLC, contracted with Shanghai Waigaoqiao Shipbuilding Co. Ltd., or SWS, shipyard to build two 180,000 dwt eco-type, fuel efficient Capesize drybulk vessels, Hull 1338 and Hull 1339. These vessels are scheduled to be delivered in October 2015 and in January 2016, respectively.

On September 23, 2013, the Company through its two wholly-owned subsidiaries, Star Castle I LLC and Star Castle II LLC, contracted with SWS, to build two 208,000 dwt eco-type, fuel efficient Newcastlemax drybulk vessels, Hull 1342 and Hull 1343. These vessels are scheduled to be delivered in January and in April 2016, respectively.

On September 27, 2013, the Company through its three wholly-owned subsidiaries, Star Axe I LLC, Star Axe II LLC and Star Axe III LLC, contracted with Nantong COSCO KHI Ship Engineering Co., or NACKS, shipyard to build two 61,000 dwt eco-type, fuel efficient Ultramax drybulk vessels, Hull NE 196 and Hull NE 197, with expected deliveries in October 2015 and November 2015, respectively and one 209,000 dwt eco-type, fuel efficient Newcastlemax drybulk vessel, Hull NE 198, with expected delivery in March 2016.

On October 22, 2013, the Company through its two wholly-owned subsidiaries, Star Asia I LLC and Star Asia II LLC, contracted with Japan Marine United Corporation, or JMU, to build two 60,000 dwt eco-type, fuel efficient Ultramax drybulk vessels, Hull 5040 and Hull 5043 for a construction price of $57,500 in aggregate, with expected deliveries in June 2015 and September 2015, respectively.

The total net aggregate price for all nine newbuilding vessels is $367,400 payable in installments until their deliveries. During the year ended December 31, 2013, the Company paid advances to the shipyards amounting to $66,780.

The amounts of $0 and $67,932 are included in "Advances for vessel acquisitions" in the accompanying consolidated balance sheets as of December 31, 2012 and 2013, respectively, and represent amounts paid to shipyards and other capitalized costs, as analyzed below:

	2012	2013

Pre-delivery Yard installments	$-	$66,780
Capitalized interest and finance costs	-	633
Other capitalized costs (Note 3)	-	519
Total	$-	$67,932

7.	Fair value of Above/Below Market Acquired Time Charters:

The fair value of the time charters acquired at below/above fair market charter rates on the acquisition of the vessels is summarized below. These amounts are amortized on a straight-line basis to the end of each charter period.

Vessel	Fair value of acquired time charter	Balance December 31, 2010	Amortization 2011	Balance December 31, 2011	Amortization 2012	Balance December 31, 2012	Amortization 2013	Balance December 31, 2013

Fair Value of below market acquired time charter
Star Cosmo	$3,856	452	452	-	-	-	-	-
Total	$3,856	452	452	-	-	-	-	-

Fair value of above market acquired time charter
Star Big	13,733	-	1,180	12,553	3,224	9,329	3,216	6,113
Star Mega	9,332	-	1,186	8,146	3,145	5,001	3,136	1,865
Total	$23,065	-	2,366	20,699	6,369	14,330	6,352	7,978

During 2011, the Company acquired two second-hand Capesize vessels Star Big and Star Mega (Note 5), with existing time charter contracts. Upon their delivery the Company evaluated the attached charter contracts by comparing the charter rates in the acquired time charter agreements with the market rates for equivalent time charter agreements prevailing at the time the foregoing vessels were delivered and recognized an asset of $23,065, of which $13,733 related to Star Big and $9,332 related to Star Mega. This amount is amortized on a straight-line basis to revenues through the end of the charter period. For the years ended December 31, 2011, 2012 and 2013 the amortization of fair value of above- market acquired time charters amounted to $2,366, $6,369 and $6,352, respectively, and is included under "Voyage revenues" in the accompanying consolidated statements of operations. For the years ended December 31, 2011, 2012 and 2013 the amortization of fair value of below-market acquired time charters amounted to $452, $0 and $0, respectively, and is included under "Voyage revenues" in the accompanying consolidated statements of operations.

The estimated aggregate amortization expense of the above market acquired time charters until the end of their useful lives is analyzed as follows:

Years	Amount
December 31, 2014	$5,080
December 31, 2015	2,898
Total	$7,978

The carrying amount of the above market acquired time charters amounting to $7,978 as of December 31, 2013 will be amortized over a weighted-average period of 1.6 years.

8.	Gain on time charter agreement termination:

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

9.	Long term Debt:

a)	Commerzbank $120,000 facility:

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

As of December 31, 2012 and 2013, the Company had outstanding borrowings of $71,386 and $66,986 respectively, under this loan agreement.

9.	Long term Debt- (continued):

b)	Commerzbank $26,000 facility:

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

The loan contains financial covenants, including requirements to maintain (i) a minimum liquidity of $10,000 or $1,000 per vessel, whichever is greater (ii) the market value adjusted equity ratio shall not be less than 25%, as defined therein and (iii) an actual pledged amount of $650 for this vessel that will increase to $1,000 when cash pledged due to waiver dated December 24, 2009 shall be released (iv) an aggregate market value of the vessel mortgaged as security under this loan agreement not less than 135% of the then outstanding borrowings at all times.

As of December 31, 2012 and 2013, the Company had outstanding borrowings of $17,064 and $15,544 respectively, under this loan agreement.

Restructuring Agreement - Commerzbank $120,000 and $26,000 facilities:

On July 1, 2013, the Company entered into a loan supplemental agreement with Commerzbank for both loan agreements of $120,000 and $26,000 (see a and b), (the Company was committed to this agreement as of December 17, 2012). The amended terms of the supplemental agreement described below:

•
To defer 60% and 50% of the installments for the year ended December 31, 2013 and for the year ending December 31, 2014, respectively, (the "Deferred Amounts"). The Deferred Amounts will be added to the balloon payments, payable upon the expiration of the loan agreements in the fourth quarter of 2016 or in accordance with a cash sweep mechanism (see discussion below);

•	The on-charter covenant for the vessel Star Aurora on the $26,000 loan agreement is waived until July 31, 2015;

•
Minimum asset cover ratio, which is the ratio of the aggregate market value of the vessels mortgaged as security under this loan agreement to the outstanding loan amount, is reduced from 135%, to 80%, from September 30, 2012 up to the year ended December 31, 2013, to 85% for the six month period ending June 30, 2014, to 90% for the six month period ending December 31, 2014 and to 110% for the six month period ending June 30, 2015. Thereafter and until the repayment of the loan the asset cover ratio will be set to its initial level of 135%;

•	Minimum liquidity requirement is reduced to $500 for each of the Company's vessels from $1,000, until December 31, 2014;

•	The actual pledged amount on the $26,000 loan agreement, is reduced to $750 from $1,000;

•	Margin is increased to 3.00% p.a., for both facilities for as long as deferred amounts are outstanding and/or until original terms are complied with;

•	The Company paid a flat fee of 0.40% of the combined outstanding loan amount of the two facilities to the lender;

•	The market value adjusted equity ratio is reduced to 15% from 25%, from September 30, 2012 up to the year ending December 31, 2014;

9.	Long-term Debt- (continued):

Restructuring Agreement - Commerzbank $120,000 and $26,000 facilities – (continued):

•
Additional financial covenant requirement is added, ratio of EBITDA (as is defined in the definitive documentation) to interest of not less than 1.5:1.0 for the year ended December 31, 2013 and for the year ending December 31, 2014.

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

•	Star Bulk Carriers Corp. shall not pay any dividends following the agreement with the bank as long as Deferred Amounts are outstanding and/or until original terms are complied with;

•	A prepayment of $2,000, which was paid on December 31, 2012, and was applied pro rata against the balloon payments of the two facilities;

•
An equity increase of $30,000 until and including December 31, 2013, the respective condition was met after the completion of Company's rights offering in July 2013, which resulted in gross proceeds of $80,065 and its underwritten public offering in October, 2013, which resulted in gross proceeds of $70,840, (Note 10);

•	Increase the Company's vessel management services to cover at least 10 third-party vessels by December 31, 2013; the respective condition was met as of December 31, 2013 (Note 3).

c)	Credit Agricole Corporate and Investment Bank $70,000 facility:

On January 20, 2011, the Company entered into a loan agreement with Credit Agricole Corporate and Investment Bank for a term loan up to $70,000 to partially finance the construction cost of the Company's two Newbuildings Star Borealis and Star Polaris, which were delivered in 2011. The shipbuilding contracts and refund guarantees were assigned to the lender as security for this loan agreement and the vessels, upon their delivery, were mortgaged as security for this loan agreement. The total amount that was drawn down totaled to $67,275. Under the terms of this term loan facility, the repayment is over a seven year period and commenced three months after the delivery of each vessel. The loan is repayable in twenty eight consecutive quarterly installments, per vessel, amounting to $485.4 and $499.7, respectively and a final balloon payment which is payable together with the last installment of $19,558.2 and $20,134 for Star Borealis and Star Polaris, respectively. The loan bears interest at LIBOR plus a margin of 2.7% p.a.

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

9.	Long-term Debt- (continued):

c)	Credit Agricole Corporate and Investment Bank $70,000 facility-(continued):

On May 20, 2013, the Company signed a waiver letter with Credit Agricole Corporate and Investment Bank (the Company was committed to this agreement as of December 14, 2012) and the amended terms described below:

•	The ratio of the total indebtedness of the borrower less liquid funds over the market value of all vessels owned is increased to 0.95:1.0 from 0.7:1.0 until March 31, 2014;

•
Minimum asset cover ratio, which is the ratio of the aggregate market value of the vessels mortgaged as security under this loan agreement to the outstanding loan amount is amended to 105% from 120% until the March 31, 2014. Thereafter and until the repayment of the loan the asset cover ratio will return to its initial level;

•	Minimum liquidity is decreased to $7,000 or $500 per fleet vessel, whichever is higher, from $10,000;

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

As of December 31, 2012 and December 31, 2013, the Company had outstanding borrowings of $62,849 and $58,909 respectively, under this loan agreement.

d)	ABN AMRO Bank N.V. $31,000 facility:

On July 21, 2011, the Company entered into a senior secured credit facility with ABN AMRO Bank N.V. for $31,000, which was drawn down in full to partially finance the acquisition of Star Big and Star Mega, which were mortgaged to provide the security for this senior secured credit facility. Under this senior secured credit facility, the wholly-owned subsidiaries that own these two vessels are the borrowers and the Company is the corporate guarantor. This senior secured credit facility is repayable in 18 consecutive quarterly installments which commenced three months after the initial borrowings, in October 2011. The first 14 installments amount to $1,400 each, the remaining four installments amount to $625 each and a final balloon payment of $8,900 is payable together with the last installment. This senior secured credit facility bears interest at LIBOR plus a margin of 2.9%.

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

9.	Long-term Debt- (continued):

d)	ABN AMRO Bank $31,000 facility (continued):

On March 16, 2012, the Company entered into a first supplemental agreement with ABN AMRO Bank N.V. (the Company was committed to this agreement as of January 26, 2012). Under the terms of this agreement for the period from January 26, 2012 until January 31, 2013 the "Waiver Period", the minimum security cover ratio was reduced to 100%, the leverage ratio increased to 75% and the margin increased to 3.4% p.a. from 2.9% p.a.

On April 2, 2013, the Company entered into a second supplemental agreement with ABN Amro Bank N.V. (the Company was committed to this agreement as of January 29, 2013). Under the terms of this agreement for the period from October 1, 2012 until December 31, 2014 the "New Waiver Period", it is agreed to amended terms as described below:

•	The minimum market adjusted net worth of the group to be decreased to $30,000 from $100,000;

•	The minimum liquidity of $750 per fleet vessel to be reduced to $500 per fleet vessel;

•	Ratio of EBITDA to interest expense to be decreased to 1.5:1.0 from 3.0:1.0;

•	Total leverage ratio of the corporate guarantor to be increased to 110% from 75%;

•
Minimum security cover ratio, which is the ratio of the aggregate market value of the vessels mortgaged as security under this loan agreement to the outstanding loan amount, will be amended to 75% from 100%.

These amendments will apply, subject to several conditions, as described below:

•
Margin increase of 50bp if the Company fails to raise equity in an amount of $30,000 until March 31, 2013; The Company paid the increased margin of 50bp for the period from March 31, 2013 until July 26, 2013,upon the completion of the Company's rights offering which resulted in  net proceeds of $77,898 after deducting offering expenses of $2,167 (Note 10);

•	Star Bulk Carriers Corp. shall not pay any dividends during the New Waiver Period.

As of December 31, 2012 and, 2013, the Company had outstanding borrowings of $24,000 and $18,400 respectively, under this loan agreement.

e)	HSH Nordbank AG $64,500 facility:

On October 3, 2011 the Company entered into a new $64,500 secured term loan agreement with HSH Nordbank AG. Under this facility, Company's wholly-owned subsidiaries that own Star Cosmo, Star Kappa, Star Sigma, Star Omicron and Star Ypsilon are the borrowers and Star Bulk Carriers Corp. is the corporate guarantor. The borrowing under this new loan agreement together with $5,326 in cash used to repay in full the Company's indebtedness under its old loan agreements with Piraeus Bank S.A.; a term loan of $150,000 dated April 14, 2008 and of a term loan of $35,000 dated July 1, 2008, in 2011. The senior secured term loan facility consisted of two tranches. The first tranche amounted to $48,500 the ("Supramax Tranche") and is repayable in 20 quarterly consecutive installments of $1,250 each, which commenced in January 2012, and a final balloon payment of $23,500. The second tranche amounted to $16,000 the ("Capesize Tranche") and is repayable in 12 consecutive installments of $1,333 each, which commenced in January 2012. The Supramax Tranche bears interest at LIBOR or cost of funds, whichever is greater plus a margin of 2.75% and the Capesize Tranche bears interest at LIBOR or cost of funds whichever is greater, plus a margin of 3.00%.

9.	Long-term Debt- (continued):

e)	HSH Nordbank AG $64,500 facility (continued):

This loan agreement contains financial covenants including requirements to maintain (i) the ratio of indebtedness of the borrower over the aggregate fair market value of the assets shall not be greater than 75% until December 31, 2013 and 70% thereafter; (ii) a minimum market adjusted net worth of not less than $100,000; (iii) a minimum interest coverage ratio of not less than 2.0:1.0; (iv) an actual pledged amount of $2,000 or $400 for each mortgaged vessel under this credit facility, whichever is greater; (v) a minimum liquidity of $10,000; (vi) an actual pledged amount of $6,504 representing the shortfall between the drawdown amount and the fair value of the collateral vessels on the drawdown date and; (vii) an aggregate market value of the vessels mortgaged as security under this loan agreement should not be less than (a) 125% of the then outstanding borrowings until the repayment of Capesize Tranche and (b) 167% of the then outstanding borrowings thereafter.

Restructuring Agreement:

On July 17, 2013, the Company agreed to enter into a loan supplemental agreement (the Company was committed to this agreement as of December 21, 2012) and agreed to amended terms with HSH Nordbank AG, as described below:

•	To defer of a minimum of approximately $3,500 during the period from January 1, 2013 until December 31, 2014;

•
To prepay in total $6,590 of which $3,500 was applied against the balloon payment of Supramax Tranche and $3,090 was applied pro-rata against the eight quarterly repayment installments of the Supramax Tranche starting with the scheduled repayment date in January 2013, using pledged cash already held by the bank. This pledged amount will cease being a requirement for this facility following the prepayment;

•
The actual pledged amount is reduced to $200 from $400 for each mortgaged vessel under this credit facility. The released amount of $800 was used as a partial prepayment of the Supramax Tranche (50% was applied against the balloon payment of the Supramax Tranche and the remaining 50% was applied pro-rata against the eight quarterly repayment installments of the Supramax Tranche started with the scheduled repayment date in January 2013).

•	The minimum liquidity of $10,000 is reduced to $7,000 or $500 per fleet vessel until and including December 31, 2014;

•	The ratio of indebtedness of the borrowers over the aggregate fair market value of assets is increased to 90% from 75% until and including December 31, 2014;

•	The minimum market adjusted net worth of the Company is decreased to $30,000 from $100,000 until and including December 31, 2014;

•
The asset cover ratio, which is the ratio of the aggregate market value of the vessels mortgaged as security under this loan agreement to the outstanding loan amount is amended to 100% from September 30, 2012 until and including December 31, 2012 and to 110% from January 1, 2013 until and including December 31, 2013. Thereafter and until the repayment of the loan, the asset cover ratio will return to 125%;

•
The margin is increased to 3.50% for both Supramax and Capesize Tranches from 3.00% and 2.75% for the Capesize and the Supramax Tranche, respectively, from January 1, 2013 until December 31, 2014 (in the case that an event of default and/or covenant breach, has occurred, the increased margin will apply until the breach is remedied);

•
The waiver of the aggregated market value covenant, which required the vessels mortgaged under this loan agreement to maintain a value of 167% of the outstanding borrowings, upon the repayment of the Capesize Tranche, until and including December 31, 2013.

These amendments will apply, subject to several conditions, as described below:

•
A semi-annual cash sweep mechanism will be effective from June 30, 2013 and will be implemented on all vessels mortgaged under this loan agreement on an individual vessel basis. Under this mechanism all earnings of these vessels after operating expenses, dry docking provision, general and administrative expenses and debt service, if any, are to be used as applied to the balloon payment of the Supramax Tranche.

•
In the event of the sale of the vessel Star Sigma during the calendar years 2013 and 2014, proceeds from such sale will be used to fully repay the Capesize Tranche, while the remaining amount will be applied pro-rata against the remaining quarterly repayment installments of the Supramax Tranche until December 31, 2014. In April 2013 the Company fully prepaid the balance of the Capesize Tranche in connection with the sale of the vessel Star Sigma (Note 5) and the balance of the vessel sale proceeds of $4,123 was used to prepay a portion of the Supramax Tranche and the next seven scheduled quarterly installments commenced in April 2013 were reduced pro rata according to the prepayment from $813 to $224;

•	Star Bulk Carriers Corp. and the ship-owning subsidiaries shall not pay any dividends following the agreement with the bank until December 31, 2014, or later in case of a covenant breach;

•
An equity increase of minimum $20,000 within the year ended December 31, 2013 and started to apply from October 1, 2013, the proceeds of which are to be used solely for investment on new vessels' acquisition(s); the respective condition was met after the completion of Company's rights offering in July 2013, which resulted in gross proceeds of $80,065 and its underwritten public offering in October, 2013, which resulted in gross proceeds of $70,840, (Note 10);

•	Payment of a one-time processing fee of $12.

As of December 31, 2012 and, 2013, the Company had outstanding borrowings of $48,815 and $30,496 respectively, under this loan agreement.

f)	HSH Nordbank AG $35,000 facility:

On December 24, 2013, the Company signed a firm offer letter for a new 35,000 secured term loan agreement with HSH Nordbank AG. The borrowing under this new loan facility will be used to partially finance the acquisition of the vessels Star Challenger and Star Fighter (Note 5), which also provide the security for this loan agreement. Under this senior secured credit facility, the wholly-owned subsidiaries that own these two vessels are the borrowers and the Company is the corporate guarantor. This senior secured credit facility is repayable in 28 consecutive quarterly installments which commencing three months after the date of the drawdown, per vessel, amounting to $312.5 and $291.7, respectively and a final balloon payment which is payable together with the last installments of $8,750 and $9,332.4, for Star Challenger and Star Fighter, respectively. This senior secured credit facility bears interest at LIBOR plus a margin of 3.25%.

9.	Long-term Debt- (continued):

e)	HSH Nordbank AG $35,000 facility (continued):

This senior secured credit facility contains financial covenants and other customary covenants, including requirements to maintain: (i) the market value adjusted leverage ratio shall not be greater than 75%, (ii) a ratio of EBITDA to interest expense, no less than 2.0:1.0, (iii) minimum liquidity of $500 for each of the Company's vessels, (iv) a minimum market adjusted net worth of not less than $100,000 ,(v) an actual pledged amount of $300 per mortgaged vessel the " Mandatory Minimum Amount", (vi) an additional actual pledged amount of $600 per vessel the "Additional Liquidity Amount", in case of no time charter employment in place (as defined in the loan agreement) on the drawdown date; the respective amount will be gradually released by $150 per annum per vessel on each anniversary of the drawdown date of the relevant vessel and (vii) the borrowers will not pay any dividends or make similar distributions if breach of covenant and/or event of default or will occur after such dividend or distribution. This senior secured credit facility also requires the borrowers to maintain an aggregate charter-free fair market value of the Star Challenger and the Star Fighter of at least 125% of the amount outstanding including the Mandatory Minimum Amount and excluding the Additional Liquidity Amount.

As of December 31, 2013, no amount has been drawn down from the $35,000 new loan facility.

As of December 31, 2013 the Company was in compliance with the restructured loan covenants.

The weighted average interest rate related to the Company's existing debt (including the margin) as of December 31, 2011, 2012 and 2013 was 3.25%, 2.92% and 3.34% respectively.

The principal payments required to be made after December 31, 2013 for all outstanding debt are as follows:

Years	Amount
December 31, 2014	$18,286
December 31, 2015	28,215
December 31, 2016	96,745
December 31, 2017	3,941
December 31, 2018	43,147
December 31, 2019 and thereafter	-
Total	$190,334

Interest expense for the years ended December 31, 2011, 2012 and 2013 amounting to $4,698, $7,167 and $6,153, respectively, amortization of deferred finance fees amounting to $329, $502 and $522, respectively, and other finance fees amounting to $200, $169 and $139, respectively, are included under "Interest and finance costs" in the accompanying consolidated statements of operations.

The unamortized balance of the deferred financing fees relating to Piraeus Bank S.A. loan facilities which were fully repaid in 2011, amounting to $307, were written off and included under "Loss on debt extinguishment" in the accompanying consolidated statement of operations for the year ended December 31, 2011.

All vessels are first-priority mortgaged as collateral to the Company's loan facilities.

10.	Preferred, Common Stock and Additional Paid in Capital:

Preferred Stock: Star Bulk is authorized to issue up to 25,000,000 shares of preferred stock, $0.01 par value with such designations, as voting, and other rights and preferences, as determined by the Board of Directors. As of December 31, 2012 and 2013 the Company had not issued any preferred stock.

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

On July 22, 2011, the Company offered 1,113,334 common shares in an underwritten public offering at a public offering price of $27.0 per share less underwriters' discount. All of the shares in the offering were sold by the Company. The Company used the net proceeds of this offering to fund a portion of the aggregate purchase price of the Star Big and the Star Mega and for working capital purposes.

On July 25, 2013, pursuant to a rights offering, approved by the Company's Board of Directors in April 2013, the Company issued 15,338,861 shares of common stock, which resulted in net proceeds of $77,898 after deducting offering expenses of $2,167. The proceeds were primarily used for orders for fuel-efficient dry-bulk vessels with some of the proceeds being reserved for working capital and general corporate purposes.

On October 7, 2013, the Company offered 8,050,000 common shares, in an underwritten public offering price of $8.80 per share less underwriters' discount. All of the shares in the offering were sold by the Company, which resulted in net proceeds of $68,124 after deducting offering expenses of $2,716. The Company used the net proceeds from this offering to partially fund the acquisition of Company's newbuilding vessels, for vessel acquisitions, and for general corporate purposes.

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

10.	Preferred, Common Stock and Additional Paid in Capital - (continued):

Share re-purchase Plan: On February 23, 2010, the Company's Board of Directors adopted a stock repurchase plan for up to $30,000 to be used for repurchasing the Company's common shares until December 31, 2011. All repurchased shares will be cancelled and removed from the Company's share capital.

On August 10, 2011, the Company's Board of Directors decided to reinstate the share repurchase plan with the limitation of acquiring up to a maximum amount of $3,000 worth of Company's shares, at a maximum price of $19.5 per share. On November 9, 2011 the Company's Board of Directors extended the duration of the share repurchase plan until December 31, 2012.

During the year ended December 31, 2012 the Company repurchased and cancelled 61,730 treasury shares, which were repurchased in the open market for an aggregate purchase price of $860, pursuant to the terms of Company's existing share repurchase plan and has $2,140 of remaining capacity under the plan.

During the years ended December 31, 2011 and 2013, there were no shares repurchased.

11.	Other Operational Gain:

Other operational gain for the year ended December 31, 2011, totaled $9,260 and comprised of a consideration received of $9,000, related to the settlement of a commercial claim with Oldendorff Gmbh & Co. KG (Note 17.1.(a)), and a gain of $260 relating to a hull and machinery claim. For the year ended December 31, 2012, other operational gain totaling of $3,507, mainly consisted of $2,514 and $157, which represented non-recurring revenues from the settlement of two commercial claims (Note 17.1 (b) and (d)) and a gain from hull & machinery claim amounting to $812. For the year ended December 31, 2013, other operational gain totaled to $3,787 and mainly comprised of amounts $2,500 and $177, in connection with the settlement of two commercial claims (Note 17.1 (b) and (d)) and an amount of $1,030 regarding a gain from hull and machinery claim.

12.	Other Operational Loss:

On September 29, 2010, the Company agreed with a third party to sell a 45% interest in the future proceeds related to the recovery of certain of the commercial claims against a consideration of $5,000 (Note 17.1.(a) and (b)). During the year ended December 31, 2011 the Company paid $4,050 to the third party relating to the settlement of one of the legal cases included in the above mentioned agreement. This amount is presented in "Other operational loss" in the accompanying consolidated statements of operations. For the year ended December 31, 2012, other operational loss amounting to $1,226 mainly consists of an amount of $1,131 representing the expense incurred by the Company towards the third party mentioned above, in connection with the settlement of one of the legal cases also included in the above mentioned agreement. For the year ended December 31, 2013, other operational loss totaled $1,125, representing the expense incurred by the Company to a third party in connection to the settlement of a commercial claim, based on the same agreement.

13.	Earnings per Share:

All shares issued (including the restricted shares issued under the Company's equity incentive plan) are the Company's common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreement. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. For the years ended December 31, 2011 and 2012, and on the basis that the Company incurred losses, the effect of incremental shares of 37,359 and 0, respectively, would be anti-dilutive; therefore basic and diluted losses per share are the same amounts. The weighted average diluted common shares outstanding for the year ended December 31, 2013 included the effect of 65,045 shares being the number of incremental shares assumed to be issued under the treasury stock method.

The Company calculates basic and diluted losses per share as follows:

	2011	2012	2013
(Loss) / Income:
Net (loss) / income	$(69,559)	$(314,521)	$1,850

Basic (loss) / earnings per share:
Weighted average common shares outstanding, basic	4,736,485	5,393,131	14,051,344
Basic (loss) / earnings per share	$(14.69)	$(58.32)	$0.13

Effect of dilutive securities:
Dillutive effect of non vested shares	-	-	65,045
Weighted average common shares outstanding, diluted	4,736,485	5,393,131	14,116,389

Diluted (loss) / earnings per share	$(14.69)	$(58.32)	$0.13

14.	Equity Incentive Plan:

On February 23, 2010, the Company's Board of Directors approved the Company's Equity Incentive Plan (the 2010 Plan). The Plan is designed to provide certain key persons, whose initiative and efforts are deemed to be important to the successful conduct of the business of the Company with incentives to enter into an remain in the service of the Company, acquire a propriety interest in the success of the Company, maximize their performance and enhance the long-term performance of the Company. The Company has reserved a total of 133,333 shares of common stock for issuance under the 2010 Plan, subject to adjustment for changes in capitalization as provided in the 2010 Plan. As of December 31, 2013, all of the respective shares have been granted and vested in full.

On August 31, 2011, the Board of Directors adopted the 2011 Equity Incentive Plan (the 2011 Plan). The Company reserved a total of 133,333 shares of common stock for issuance under the 2011 Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in such plan. All provisions of the 2011 Plan are similar with the 2007 and 2010 Plans provisions. As of December 31, 2013 133,333 shares have been granted and 122,573 of these shares have been vested.

On March 21, 2013, the Board of Directors adopted the 2013 Equity Incentive Plan (the 2013 Plan) and reserved for issuance 240,000 common shares thereunder. The terms and conditions of the 2013 Equity Incentive Plan are substantially similar to the terms and conditions of Company's previous Equity Incentive Plans. As of December 31, 2013, 237,907 shares have been granted and none of these shares have vested.

On March 21, 2013, 239,333 restricted common shares were granted to certain directors, officers, employees of the Company and its subsidiaries, under the 2011 and 2013 Equity Incentive Plans the respective shares issued on September 11, 2013, and will vest on March 21, 2014. Additionally, on the same day, 12,000 restricted common shares were granted to the Company's former director Mr. Espig, the respective share vested immediately and issued on June 27, 2013. The stock based compensation cost is amortized over the vesting period and based on the fair value of each share which has been determined by reference to the closing price of the Company's common stock on the grant date.

All non-vested shares are conditional upon the grantee's continued service as an employee of the Company. The grantee does not have the right to vote such non-vested shares until they vest or exercise any right as a shareholder of these shares, however, the issued and non-vested shares pay dividends as declared. The dividends of these shares are forfeitable. For the years ended December 31, 2011, 2012, and 2013 the Company paid dividends on non-vested shares which amounted to $29, $0 and $0, respectively.

The Company estimates that there will be no forfeitures of non-vested shares. The shares which are issued in accordance with the terms of the Company's Equity Incentive Plans remain restricted until they vest. For the years ended December 31, 2011, 2012 and 2013, stock based compensation cost was $1,362, $1,546 and $1,488 respectively, and is included under "General and administrative expenses" in the accompanying consolidated statement of operations.

14.	Equity Incentive Plan-(continued):

A summary of the status of the Company's non-vested shares as of December 31, 2011, 2012 and 2013, and the movement during the years ended December 31, 2011, 2012 and 2013, is presented below.

	Number of shares	Weighted Average Grant Date Fair Value

Unvested as at January 1, 2011	3,082	$39.90
Granted	49,867	35.70
Vested	(24,949)	35.10
Unvested as at December 31, 2011	28,000	$36.75

Unvested as at January 1, 2012	28,000	$36.75
Granted	90,667	13.50
Vested	(100,000)	15.67
Unvested as at December 31, 2012	18,667	$36.75

Unvested as at January 1, 2013	18,667	$36.75
Granted	279,333	6.43
Vested	(21,333)	19.71
Unvested as at December 31, 2013	276,667	$7.46

As of December 31, 2013, there was $453 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Equity Incentive Plans. The cost is expected to be recognized over a weighted-average period of 0.53 years. The total fair value of shares vested during the years ended December 31, 2011, 2012 and 2013 was $561, $1,386 and $136 respectively.

15.	Accrued Liabilities

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2012	2013
Audit fees	$159	$255
Legal fees	7	159
Other professional fees	26	262
Vessel Operating and voyage expenses	1,835	1,734
Loan interest and financing fees	1,395	1,091
Total Accrued Liabilities	$3,422	$3,501

16.	Income Taxes:

a)	Taxation on Marshall Islands Registered Companies

Under the laws of the countries of the shipowning companies' incorporation and/or vessels' registration, the shipowning companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes, which have been included under "Vessel operating expenses" in the accompanying statements of operations. In addition, effective January 1, 2013, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Greek Republic. The technical manager of the Company's vessels, Star Bulk Management Inc. (Note 1) which is established in Greece under Greek Law 89/67 is responsible for the filing and payment of the respective tonnage tax on behalf the Company. These tonnage taxes for 2013 amounted to $668, and have also been included under "Vessel operating expenses" in the accompanying 2013 statement of operations.

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

17.	Commitments and Contingencies:

1)	Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. The Company's vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the Protection and Indemnity (P&I) Association in which the Company's vessels are entered. The Company's vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls in respect of any policy years other than those that have already been recorded in its consolidated financial statements.

a.
The Company commenced in 2008 an arbitration proceeding as claimant against Oldendorff Gmbh & Co. KG of Germany ("Oldendorff"), seeking damages resulting from Oldendorff's repudiation of a charter party relating to the vessel Star Beta. Under the terms of the settlement agreement dated April 1, 2011 Oldendorff paid to the Company an amount of $9,000 which is included under "Other operational gain" in the accompanying consolidated statements of operations for the year ended December 31, 2011 (Note 11).

b.
The Company commenced arbitration proceedings against Ishhar Overseas that was the previous charterer of the vessels Star Epsilon and Star Kappa. The Company sought damages for repudiations of the charter parties due to early redelivery of the vessel as well as unpaid hire of $1,949. The Company pursued an interim award for such nonpayment of charter hire and an award for the loss of charter hire for the remaining period of the charter parties. Claim submissions were filed. As of December 31, 2011, the Company determined that this amount was not recoverable and recognized a provision for doubtful receivables, amounting to $1,949, which is included under "Bad debt expense" in the accompanying consolidated statements of operations for the year ended December 31, 2011. On September 5, 2012, a settlement agreement was signed between the shipowning companies of Star Epsilon and Star Kappa and Bhatia International Ltd, which is the parent company of Ishhar Overseas. Pursuant to the terms of this agreement the Company will receive an amount of $5,000 in seventeen installments.

The first installment of $500 was received upon the execution of the settlement agreement and the next sixteen monthly installments varying between $250 and $500 will be received on the last day of each month beginning from September 30, 2012. During the years ended December 31, 2012 and 2013, the Company received an amount of $2,514 and $2,500, respectively, under the respective agreement which is included under "Other operational gain" in the accompanying consolidated statements of operations for the years ended December 31, 2012 and 2013 (Note 11).

17.	Commitments and Contingencies-(continued):

1)	Legal proceedings-(continued):

c.
During July 2010, a dispute arose between the Company and Deiulemar that was the charterer of the vessel Star Beta, for due hire and damages for the late redelivery of the vessel amounting to $1,732 which was included under "Trade accounts receivable, net", while the charterers have a counterclaim for the vessel's performance. Pursuant to a settlement agreement signed on February 20, 2012, the Company received the amount of $1,040, the arbitration proceedings were discontinued and each party released each other from its respective claim. This event qualified as an adjusting subsequent event under ASC 855 "Subsequent Events" and therefore the Company recognized a respective provision, amounting to $692, which was included under "Bad debt expense" in the accompanying consolidated statements of operations for the year ended December 31, 2011.

d.
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

Under these agreements the Company received an amount of $86 from the Star Gamma subcharter in December 2011 and an amount of $121 in March 2012 from the Star Cosmo subcharterer. As of December 31, 2011, the Company determined that an amount of $498 was not recoverable due to the long term time period of KLC's rehabilitation plan and the uncertainty surrounding the continuation of KLC's operations and recognized a corresponding provision which is included under "Bad debt expense" in the accompanying consolidated statements of operations for the year ended December 31, 2011.

On November 19, 2012, the Company received 46,007 shares of KLC as part of the rehabilitation plan described above for the vessel Star Gamma, the shares were sold the same date at the average price of KRW 3,456. The cash proceeds from the sale of the respective shares amounted to $144. In December 2012, the Company also received an amount of $12 and $1 in cash, for Star Gamma and Star Cosmo respectively, pursuant to the terms of the rehabilitation plan. Total amount of $157 is included under "Other operational gain" in the accompanying consolidated statements of operations for the year ended December 31, 2012 (Note 11). In October 2013 the Company received an amount of $167 and $10 for Star Gamma and Star Cosmo respectively, pursuant to the terms of the rehabilitation plan, total amount of $177 included under "Other operational gain" in the accompanying consolidated statements of operations for the year ended December 31, 2013 (Note 11). The next bunch of 2,872 shares for the vessel Star Cosmo was released from lock up on June 4, 2013 and until December 31, 2013, the respective shares have not been sold.

17.	Commitments and Contingencies-(continued):

1)	Legal proceedings-(continued):

e.
On June 28, 2013, the Company received a letter from the receivers of STX Pan Ocean Co. Ltd., or STX, terminating the charter agreement for the vessel Star Borealis, effective immediately. The vessel Star Borealis was on time charter at an average gross daily charter rate of $24.75 for the period from September 11, 2011 until July 11, 2021. The Company intends to vigorously pursue all amounts owed to it under the charter agreement, including any related damages caused by the termination of the charterparty, under the STX rehabilitation proceedings which have commenced in Korea. As of December 31, 2013, STX owes an amount of $654 for unpaid charter hire which will be offset with the payable due to STX for the bunkers on vessel at the date of its early delivery.

f.
In July 2011, the Company posted a cash collateral of €340,000 (approx. $470, using the exchange rate as of December 31, 2013, eur/usd 1.38), in Spain for Star Cosmo which had allegedly discharged oily water while sailing in Spanish waters in May 2011. Administrative investigations commenced locally. The cash collateral of €340,000 has been released to the Company in March 2012, after being replaced by a P&I Letter of undertaking. The fines imposed have now been reduced to €260,000 (approx. $359, using the exchange rate as of December 31, 2013, eur/usd 1.38) and the Company plans to file an administrative appeal to further reduce them or have them revoked. Until an irrevocable judgment is issued, the Company cannot estimate its exposure. Up to $1 billion of the liabilities associated with the individual vessels' actions, mainly for sea pollution, are covered by the P&I Club Insurance. The Company has not accrued any amount for the specific case.

g.
In March 2013, the Company commenced arbitration proceedings against Hanjin HHIC-Phil Inc., the shipyard that constructed the Star Polaris, relating to engine failure the vessel experienced in Korea. This resulted in 142 off-hire days and the loss of $2,343 in revenues. The Company is pursuing the cost of the repairs.

2)	Future minimum contractual charter revenue

Future minimum contractual charter revenue, based on vessels committed to non-cancellable, time charter contracts net of address commission which amounted to $1,295, as of December 31, 2013 will be:

Years ending December 31,	Amount*
2014	$25,811
2015	7,917
2016	-
2017	-
2018	-
2019 and thereafter	-
Total	$33,728

*	These amounts do not include any assumed off-hire except for the scheduled interim and special surveys of the vessels.

17.	Commitments and Contingencies – (continued):

3)	Contractual obligations

As at December 31, 2013, the Company has entered into nine shipbuilding contracts for the construction of nine fuel efficient newbuilding vessels. The total net aggregate price for all nine newbuilding vessels is $367,400, payable in installments until their deliveries. The remaining balance as of December 31, 2013 of $300,620 is payable as follows:

Years ending December 31,	Amount
2014	$-
2015	161,280
2016	139,340
2017	-
2018	-
2019 and thereafter	-
Total	$300,620

18.	Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2011	2012	2013
Voyage expenses
Port charges	$694	$2,484	$1,455
Bunkers	915	10,788	4,338
Commissions – third parties	1,347	947	867
Commissions – related parties (Note 3)	1,237	1,134	773
Chartered-in vessel expenses	17,909	4,050	-
Miscellaneous	327	195	116
Total voyage expenses	$22,429	$19,598	$7,549

Vessel operating expenses
Crew wages and related costs	$12,938	$14,498	$14,355
Insurances	2,399	2,655	2,968
Maintenance, Repairs, Spares and Stores	6,130	6,779	5,772
Lubricants	2,189	3,046	2,339
Tonnage taxes	123	169	797
Upgrading expenses	789	19	205
Miscellaneous	679	666	651
Total vessel operating expenses	$25,247	$27,832	$27,087

19.	Fair value measurements:

The guidance related to Fair Value Measurements requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1:	Quoted market prices in active markets for identical assets or liabilities;

Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3:	Unobservable inputs that are not corroborated by market data.

Fair value on a recurring basis

19.1	Freight derivatives and bunker derivatives:

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

Dry bulk shipping freight derivatives have the following characteristics: they cover periods from several days and months to one year or more years; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties. All Company's freight derivatives are cleared transactions. All of the Company's FFAs are settled on a daily basis through the London Clearing House (LCH). There is also a margin maintenance requirement based on marking the contract to market. Freight options are treated as assets/liabilities until they are settled. During 2011 and 2012, the Company entered into several Freight derivatives, including freight options. For the year ended December 31, 2011, the loss on freight derivatives contracts was $390 and for the year ended December 31, 2012 the gain on freight derivative contracts was $41, and are included under " Loss/(gain) on derivative instruments, net" in the accompanying consolidated statements of operations. During 2013, the Company did not enter into any Freight derivatives.

Bunker derivatives are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. The Company's derivatives are traded as a derivative on the over-the-counter (OTC) market. During the years ended December 31, 2011, 2012 and 2013, the Company did not enter into bunker swap contracts and therefore no gain or loss was recognized.

As of December 31, 2012 and 2013, no fair value measurement for assets or liabilities were recognized in the Company's consolidated balance sheets , since the Company had no open positions on freight and bunker derivatives.

19.	Fair value measurements – (continued):

Fair value on a recurring basis-(continued):

19.2	Interest rate swaps:

In June, 2013, the Company entered into two interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest loans and credit facilities. The Company's interest rate swaps did not qualify for hedge accounting and therefore resulting gains or losses are recognized in the accompanying consolidated statements of operations. As of December 31, 2013, the Company had outstanding two interest rate swap agreements of $26,840 and $28,628 notional amount, which will be in effect from the second half of 2014 and maturing in August and in November of 2018, respectively. As of December 31, 2013, the fair value of derivative instruments asset, determined through Level 2 inputs of the fair value hierarchy as described above, was $91. The change in the fair market value of the respective agreements for the year ended December 31, 2013, resulted in a gain of $91 and is included under "Loss/(gain) on derivative instruments, net" in the accompanying consolidated statements of operations.

The total change of the Company's derivatives' fair value for the years ended December 31, 2011, 2012 and 2013, was a loss of $390, a gain of $41 and a gain of $91 , respectively and are included under  "Loss/(gain) on derivative instruments, net" in the accompanying consolidated statements of operations.

	2011	2012	2013
Freight Derivatives (gain)/loss	$390	$(41)	$-
Interest rate swaps (gain)/loss	-	-	(91)
	$390	$(41)	$(91)

The following table summarizes the valuation of the Company's financial instruments as of December 31, 2012 and 2013.

	Significant Other Observable Inputs (Level 2)
	December 31, 2012	December 31, 2013

Interest rate swaps - asset position	$-	$91
Total	$0	$91

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans and non-current restricted cash balances, bearing interest at variable interest rates, approximate their recorded values as of December 31, 2013.

19.	Fair value measurements – (continued):

Fair value on a nonrecurring basis

As a result of the decline in charter rates and vessel values during the previous four years and because market expectations for future rates were low and vessel values were unlikely to increase to the high levels of 2008, the Company reviewed, as of December 31, 2011 and September 30, 2012, the carrying amount in connection with the estimated recoverable amount for each of its vessels. The review as of December 31, 2011 indicated that such carrying amount was not recoverable for two of the Company's vessels, Star Ypsilon and Star Sigma and as of September 30, 2012 indicated that such carrying amount was not recoverable for the Company's eight Supramax vessels and one of the Company's oldest Capesize vessel, Star Sigma, which was sold in April 2013 (Note 5). Details of the impairment charge for each vessel in 2011 are noted in the table below.

	Fair Value Measurements Using
Vessel	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Vessel impairment loss
	(Level 1)	(Level 2)	(Level 3)
Star Ypsilon	-	11,500	-	30,754
Star Sigma	-	14,000	-	31,266
TOTAL		25,500		62,020

Details of the impairment charge for each vessel in 2012 are noted in the table below.

Fair Value Measurements Using
Vessel	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Vessel impairment loss
Star Cosmo	-	14,000	-	45,838
Star Delta	-	12,000	-	35,836
Star Epsilon	-	13,000	-	36,756
Star Gamma	-	14,000	-	36,033
Star Kappa	-	13,500	-	39,115
Star Omicron	-	17,750	-	39,841
Star Theta	-	15,000	-	36,784
Star Zeta	-	15,250	-	29,811
Star Sigma	-	9,000	-	3,205
TOTAL	-	123,500	-	303,219

The fair value is based on the Company's best estimate of the value of each vessel on a time charter free basis, and is supported by vessel valuations of independent shipbrokers as of December 31, 2011 and September 30, 2012. The Company recognized a total impairment loss of $62,020 and $303,219, which was included under "Vessel impairment loss" in the accompanying consolidated statements of operations for the years ended December 31, 2011 and 2012, respectively. During 2013, no impairment loss was recorded, since the Company concluded that there were no indications for any further impairment.

20.	Subsequent Events:

On January 24, 2014, the Company entered into two agreements to acquire from Glocal Maritime Ltd, or "Glocal", an unaffiliated third party, two 98,000 dwt Post Panamax vessels, GL Qushan (renamed Star Vega) and GL Daishan (renamed Star Sirius) built 2011, for an aggregate purchase price of $60,000. The vessels, upon their delivery, were chartered back to Glocal for a daily rate of $15.0 less brokerage commission of 1.25% until at least June 2016. Star Vega and Star Sirius were delivered to the Company on February 13, 2014 and March 7, 2014, respectively.

On January 27, 2014, the Company executed a commitment letter with Deutsche Bank AG for a new senior secured credit facility of up to $39,000 to be used to partially finance the two Post Panamax vessels Star Sirius and Star Vega which also provide the security for this senior credit facility. The final loan agreement was signed on March 14, 2014, and on March 18, 2014, the total amount of $39,000 was drawdown.

In February 2014, Starbulk S.A. entered into separate agreements with Majestic Shipping LLC, Nautical Shipping LLC and Grain Shipping LLC, Marshall Islands companies, for the commercial and technical management of the vessels Madredeus and Amami, 2011 built Post Panamax dry bulk carriers, and Pendulum, a 2006 built Kamsarmax dry bulk carrier, respectively. Pursuant to the terms of these management agreements, Starbulk S.A. will receive a fixed management fee of $0.75 per day for each vessel, beginning on February 13 and 21, and March 20, 2014, respectively, and until the agreements' termination upon two months advanced written notice by either party. These vessels will be managed under the same strategy as the other vessels in the Company's fleet. Majestic Shipping LLC, Nautical Shipping LLC and Grain Shipping LLC, are owned and controlled by Oceanbulk Shipping LLC, a company minority owned by Mrs. Milena-Maria Pappas, one of the Company's directors.

On February 6, 2014, the Company signed the final loan agreement with HSH Nordbank AG (the Company was committed to this agreement as of December 24, 2013, Note 9) and on February 10, 2014, the total amount of $35,000 under the Company's new senior secured credit facility, was drawn down.

On February 17, 2014, Starbulk S.A entered into an agreement with Mineral Shipping LLC, a Marshall Islands company, for the commercial and technical management of the vessel Mercurial Virgo, a 2013 built Kamsarmax dry bulk carrier. Pursuant to the terms of this management agreement, Starbulk S.A. will receive a fixed management fee of $0.75 per day beginning on February 28, 2014, and until the agreement's termination upon two months advanced written notice by either party. This vessel will be managed under the same strategy as the other vessels in the Company's fleet. Mineral Shipping LLC is owned and controlled by Oceanbulk Shipping LLC, a company minority owned by Mrs. Milena-Maria Pappas, one of Company's directors.

20.	Subsequent Events-(continued):

On February 17, 2014, the Company entered into agreements, or the Bareboat Charters, with CSSC (Hong Kong) Shipping Company Limited, or CSSC, an affiliate of Shanghai Waigaoqiao Shipbuilding Co. Ltd of China, or SWS, to bareboat charter two fuel efficient Newcastlemax dry bulk vessels (hull numbers 1372 and 1371) each with a cargo carrying capacity of 208,000 deadweight tons, which are currently under construction. The Bareboat Charters with monthly hire rates ranging between $362 to $411 plus Libor, per vessel and a 10-year term that is expected to commence when the vessels are delivered to the Company, which is scheduled for November 2015 and February 2016, respectively. Under the terms of the Bareboat Charters, the Company is required to pay CSSC $23,100 equal to 20% of the construction price of $59,000 for Hull 1372 and $56,500 for Hull 1371, representing the upfront hire for the two CSSC Vessels in two equal installments, the first of which was paid on signing the Bareboat Charters and the second installment is due upon the completion of the steel-cutting stage of the construction of each CSSC Vessel. The Company is also obliged to pay an amount of $924 representing handling fees in two equal installments, the first of which was paid on signing the Bareboat Charters and the second installment is due in one year. Under the terms of the Bareboat Charters, the Company has option to purchase the CSSC Vessels at any time, which are exercisable on a monthly basis against a pretedermined, amortizing balance payment whilst it has a respective obligation at the expiration of the bareboat term. Upon the earlier of the exercise of the purchase options or the expiration of the Bareboat Charters, the Company will own the CSSC Vessels.

On February 20, 2014, the Company's Board of Directors approved the Company's 2014 Equity Incentive Plan (the "2014 Equity Incentive Plan"). The Company reserved a total of 430,000 shares of common stock for issuance under the 2014 Equity Incentive Plan. On the same date, 402,167 restricted common shares were granted to certain directors, officers, employees of the Company. The fair value of each share was $10.86 and has been determined by reference to the closing price of the Company's common stock on the grant date. The respective shares will be issued in March 2014 and will vest in March 2015.  In addition, the Company plans to issue 9,333 common shares to its Chief Executive Officer in March 2014 and the shares will vest on May 3, 2014 under the terms of his consultancy agreement dated May 3, 2013.

On February 25, 2014, the Company acquired 33% of the total outstanding common stock of Interchart (Note 3 (a)) for a total consideration of $400, consisting of $200 in cash and 22,598 SBLK restricted common shares to be issued on March 31, 2014.On February 25, 2014, the Company entered into a services agreement  or the Services Agreement, with Interchart (Note 3 (a)), for chartering, brokering and commercial services for our vessels for an annual fee of €500,000 (approx. $690, using the exchange rate as of December 31, 2013, eur/usd 1.38). This fee is adjustable for changes in our fleet pursuant to the terms of the Services Agreement. Under the Services Agreement, all previously agreed upon brokerage commissions due to Interchart are canceled retroactively from January 1, 2014