Form 20-F
period 2014-12-31
Star Bulk Carriers Corp.
filed 2015-04-08
CIK 1386716

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12 (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-33869

STAR BULK CARRIERS CORP.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece

(Address of principal executive offices)

Petros Pappas, 011 30 210 617 8400, mgt@starbulk.com,

c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str.

Maroussi 15124, Athens, Greece

(Name, telephone, email and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of exchange on which registered
Common Shares, par value $0.01 per share	Nasdaq Global Select Market
8.00% Senior Notes due 2019	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2014, there were 109,426,236 shares of common stock of the registrant outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes                 ☒ No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes                 ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes                 ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes              ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☐                                                            Accelerated filer ☒                                                            Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 or ☐ Item 18.

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes                 ☒ No

FORWARD-LOOKING STATEMENTS

Star Bulk Carriers Corp. and its wholly owned subsidiaries (the “Company”) desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

This document includes “forward-looking statements,” as defined by U.S. federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values;

•	the strength of world economies;

•	the stability of Europe and the Euro;

•	fluctuations in interest rates and foreign exchange rates;

•	changes in demand in the dry bulk shipping industry, including the market for our vessels;

•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events;

•	the availability of financing and refinancing;

•	our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business;

•	vessel breakdowns and instances of off-hire;

•	risks associated with vessel construction;

•	potential exposure or loss from investment in derivative instruments;

•	potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management;

i

•	our ability to complete acquisition transactions as planned; and

•	other important factors described in “Risk Factors”.

We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

See the sections entitled “Risk Factors” of this Annual Report on Form 20-F for the year ended December 31, 2014 for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

ii

iii

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

Throughout this report, the “Company,” “Star Bulk,” “we,” “us” and “our” all refer to Star Bulk Carriers Corp. and its wholly owned subsidiaries. We use the term deadweight ton (“dwt”) in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We own, operate, have under construction and provide vessel management services to dry bulk vessels of eight sizes:

1.	Newcastlemax, which are vessels with carrying capacities of between 200,000 dwt and 210,000 dwt;

2.	Capesize, which are vessels with carrying capacities of between 100,000 dwt and 200,000 dwt;

3.	Post Panamax, which are vessels with carrying capacities of between 90,000 dwt and 100,000 dwt;

4.	Kamsarmax, which are vessels with carrying capacities of between 80,000 dwt and 90,000 dwt;

5.	Panamax, which are vessels with carrying capacities of between 65,000 and 80,000 dwt;

6.	Ultramax, which are vessels with carrying capacities of between 60,000 and 65,000 dwt;

7.	Supramax, which are vessels with carrying capacities of between 50,000 and 60,000 dwt; and

8.	Handymax, which are vessels with carrying capacities of between 40,000 and 50,000 dwt.

Unless otherwise indicated, all references to “Dollars” and “$” in this report are to U.S. Dollars and all references to “Euro” and “€” in this report are to Euros.

On July 11, 2014, pursuant to an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), dated as of June 16, 2014, among Star Bulk, two of our merger subsidiaries, Oaktree OBC Holdings LLC (the “Oaktree Holdco”), Millennia Limited Liability Company (the “Pappas Holdco”), Oaktree Dry Bulk Holdings LLC (the “Oaktree Seller”) and Millennia Holdings LLC (the “Pappas Seller” and, together with the Oaktree Seller, the “Sellers”), the parties thereto completed a transaction that resulted in a merger (the “Merger”) of the Oaktree Holdco and the Pappas Holdco into our two merger subsidiaries.

The Oaktree Holdco and the Pappas Holdco were the equity holders of Oceanbulk Shipping LLC (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC (“Oceanbulk Carriers” and, together with Oceanbulk Shipping, “Oceanbulk”). Oceanbulk owned and operated a fleet of 12 dry bulk carrier vessels and owned contracts for the construction of 25 newbuilding dry bulk fuel-efficient Eco-type vessels (seven of which, Peloreus, Leviathan, Honey Badger, Wolverine, Idee Fixe, Roberta and Gargantua have been delivered to us) at shipyards in Japan and China. The consideration paid by us in the Merger to the Sellers was 48,395,766 common shares.

The Merger Agreement also provided for the acquisition (the “Heron Transaction”) by us of two Kamsarmax vessels (the “Heron Vessels”), from Heron Ventures Ltd. (“Heron”), a limited liability company incorporated in Malta. We issued 2,115,706 of our common shares into escrow as consideration for the Heron Vessels. In January 2015, the common shares were released from escrow to the Sellers under the Merger Agreement, following the transfer of the Heron Vessels to us in December 2014. In addition to the issued shares, in November 2014, we entered into a loan agreement with CiT Finance LLC for $25.3 million, to finance the cash consideration related to the acquisition of the Heron Vessels.

In addition, concurrently with the Merger, we completed a transaction (the “Pappas Transaction”), in which we acquired all of the issued and outstanding shares of Dioriga Shipping Co. and Positive Shipping Company (collectively, the “Pappas Companies”), which were entities owned and controlled by affiliates of the family of Mr. Petros Pappas, our Chief Executive Officer. The Pappas Companies owned and operated a dry bulk carrier vessel (the Tsu Ebisu) and had a contract for the construction of a newbuilding dry bulk carrier vessel, Indomitable (ex-HN 5016), which was delivered to us in January 2015. The consideration paid by us in the Pappas Transaction was 3,592,728 common shares.

We refer to the Merger, the Heron Transaction and the Pappas Transaction collectively as the “July 2014 Transactions”.

In connection with the July 2014 Transactions, we increased the number of directors constituting our board of directors to nine and, following the resignation of Ms. Milena-Maria Pappas as a director, appointed Mr. Rajath Shourie, Ms. Emily Stephens, Ms. Renée Kemp and Mr. Stelios Zavvos as additional directors.

In connection with the July 2014 Transactions, Mr. Petros Pappas became our Chief Executive Officer, Mr. Hamish Norton became our President, Mr. Christos Begleris became our Co-Chief Financial Officer, Mr. Nicos Rescos became our Chief Operating Officer and Ms. Sophia Damigou became our Co-General Counsel. Mr. Spyros Capralos resigned as our Chief Executive Officer but will remain with us as our Chairman, and Mr. Zenon Kleopas (our former Chief Operating Officer) will continue as our Executive Vice President—Technical Operations.

In connection with the July 2014 Transactions, we entered into a shareholders agreement with Oaktree and a shareholders agreement with Mr. Petros Pappas and his children, Ms. Milena-Maria Pappas (our former director) and Mr. Alexandros Pappas, and entities affiliated to them (“Pappas Shareholders”) (see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”). We also entered into an Amended and Restated Registration Rights Agreement among us, the Oaktree Seller, the Pappas Shareholders, the Pappas Seller, Monarch and certain affiliates thereof (the “Registration Rights Agreement”). For more information regarding the terms of the Registration Rights Agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

On August 19, 2014, we entered into definitive agreements with Excel Maritime Carriers Ltd. (“Excel”) pursuant to which we acquired 34 operating dry bulk vessels, consisting of six Capesize vessels, 14 Kamsarmax vessels, 12 Panamax vessels and two Handymax vessels (the “Excel Vessels”). In the case of three Excel Vessels (Christine (tbr Star Martha), Sandra (tbr Star Pauline) and Lowlands Beilun (tbr Star Despoina)) which were transferred subject to existing charters, we received the outstanding equity interests of the vessel-owning subsidiaries that own those Excel Vessels (although all other assets and liabilities of such vessel-owning subsidiaries remained with Excel). The transfers of the Excel Vessels were completed on a vessel-by-vessel basis, in general upon reaching port after their voyages and cargoes were discharged. We refer to the foregoing transactions, together, as the “Excel Transactions”. The total consideration for the Excel Transactions was 29,917,312 common shares (the “Excel Vessel Share Consideration”) and $288.4 million in cash. On August 28, 2014, the Registration Rights Agreement was amended in conjunction with the Excel Transactions. For more information regarding the terms of this amendment to the Registration Rights Agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

We refer to the July 2014 Transactions and the Excel Transactions collectively, as the “Transactions”.

In connection with the Transactions, we entered into, amended or assumed a number of credit facilities. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Senior Secured Credit Facilities”.

On November 6, 2014, we issued $50.0 million aggregate principal amount of 8.00% Senior Notes due 2019 (the “2019 Notes”). The 2019 Notes mature in November 2019 and are senior, unsecured obligations of Star Bulk Carriers Corp. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – 2019 Notes Offering”.

On January 14, 2015, we completed a primary underwritten public offering of 49,000,418 of our common shares, at a price of $5.00 per share (the “2015 Equity Offering”). The aggregate proceeds to us, net of underwriters’ commissions, were approximately $242.2 million, which we intend to use for our newbuilding program and general corporate purposes. Four of our significant shareholders, Oaktree Capital Management L.P. (“Oaktree”), Angelo, Gordon & Co. (“Angelo, Gordon”), Monarch Alternative Capital LP (“Monarch), and affiliates of the family of Mr. Petros Pappas, our Chief Executive Officer, purchased a total of 37,250,418 of the common shares in the 2015 Equity Offering. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – 2015 Equity Offering.”

Oaktree

Oaktree is our largest shareholder. Oaktree Capital Management, L.P., together with its affiliates, is a leader among global investment managers specializing in alternative investments, with $90.8 billion in assets under management as of December 31, 2014. The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in distressed debt, corporate debt (including high yield debt and senior loans), control investing, convertible securities, real estate and listed equities. Headquartered in Los Angeles, the firm has over 900 employees and offices in 17 cities across 12 countries. See “Item 7 “Major Shareholders and Related Party Transactions” for a discussion on the various limitations on the transfer and voting of our common shares by Oaktree.

A.	Selected Consolidated Financial Data

The table below summarizes our recent financial information. We refer you to the notes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. The information provided below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements, related notes and other financial information included herein.

Following the 15-for-1 reverse stock split effected on October 15, 2012, pursuant to which every fifteen common shares issued and outstanding were converted into one common share, all share and per share amounts disclosed throughout this Annual report, in the table below and in our consolidated financial statements have been retroactively updated to reflect this change in capital structure. Please see “Item 4. Information on the Company—History and Development of the Company”.

The historical results included below and elsewhere in this document are not necessarily indicative of the future performance of Star Bulk.

3.A.(i) CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands of U.S. Dollars, except per share and share data)

	2010	2011	2012	2013	2014

Voyage revenues	121,042	106,912	85,684	68,296	145,041
Management fee income	-	153	478	1,598	2,346
	121,042	107,065	86,162	69,894	147,387

Voyage expenses	16,839	22,429	19,598	7,549	42,341
Vessel operating expenses	22,349	25,247	27,832	27,087	53,096
Dry docking expenses	6,576	3,096	5,663	3,519	5,363
Depreciation	46,937	50,224	33,045	16,061	37,150
Management fees	164	54	-	-	158
General and administrative expenses	15,404	12,455	9,320	9,910	32,723
Bad debt expense	2,131	3,139	-	-	215
Vessels’ impairment loss	34,947	62,020	303,219	-	-
Gain on time charter agreement termination	-	(2,010)	(6,454)	-	-
Other operational loss	-	4,050	1,226	1,125	94
Other operational gain	(26,648)	(9,260)	(3,507)	(3,787)	(10,003)
Loss on sale of vessel	-	-	3,190	87	-
Gain from bargain purchase	-	-	-	-	(12,318)
	118,699	171,444	393,132	61,551	148,819

Operating (loss) / income	2,343	(64,379)	(306,970)	8,343	(1,432)

Interest and finance costs	(5,916)	(5,227)	(7,838)	(6,814)	(9,575)
Interest and other income	525	744	246	230	629
(Loss) / gain on derivative instruments, net	(2,083)	(390)	41	91	(799)
Loss on debt extinguishment	-	(307)	-	-	(652)
Total other expenses, net	(7,474)	(5,180)	(7,551)	(6,493)	(10,397)

Income/ (Loss) Before Equity in Income of Investee	(5,131)	(69,559)	(314,521)	1,850	(11,829)

Equity in income of investee	-	-	-	-	106

(Loss) / income before taxes	(5,131)	(69,559)	(314,521)	1,850	(11,723)

Income taxes	-	-	-	-	-
Net (Loss) / income	(5,131)	(69,559)	(314,521)	1,850	(11,723)

(Loss) / earnings per share, basic	(1.25)	(14.69)	(58.32)	0.13	(0.20)
(Loss) / earnings per share, diluted	(1.25)	(14.69)	(58.32)	0.13	(0.20)

Weighted average number of shares outstanding, basic	4,099,277	4,736,485	5,393,131	14,051,344	58,441,193
Weighted average number of shares outstanding, diluted	4,099,277	4,736,485	5,393,131	14,116,389	58,441,193

3.A.(ii) CONSOLIDATED BALANCE SHEET AND OTHER FINANCIAL DATA

(In thousands of U.S. Dollars, except per share data)

	2010	2011	2012	2013	2014

Cash and cash equivalents	12,824	15,072	12,950	53,548	86,000
Advances for vessels under construction and vessel acquisition	43,473	-	-	67,932	454,612
Vessels and other fixed assets, net	610,817	638,532	291,207	326,674	1,441,851
Total assets	703,250	717,928	354,706	468,088	2,062,084
Current liabilities, including current portion of long-term debt and Excel Vessel Bridge Facility	43,235	52,154	42,450	29,734	140,198
Total long-term debt including Excel Vessel Bridge Facility, excluding current portion	171,044	231,466	195,348	172,048	715,308
8% 2019 Notes	-	-	-	-	50,000
Common stock	42	54	54	291	1,094
Stockholders’ equity	488,252	434,213	116,746	266,106	1,154,302
Total liabilities and stockholders’ equity	703,250	717,928	354,706	468,088	2,062,084

OTHER FINANCIAL DATA

Dividends declared and paid ($3.0, $3.0, $0.68, $0.0 and $0.0 per share, respectively)	12,385	14,391	3,631	-	-
Net cash provided by operating activities	87,949	50,604	18,999	27,495	12,819
Net cash (used in)/ provided by investing activities	(60,151)	(122,337)	17,238	(107,618)	(437,075)
Net cash (used in) / provided by financing activities	(55,116)	73,981	(46,609)	111,971	456,708

FLEET DATA
Average number of vessels (1)	10.81	12.26	14.19	13.34	28.88
Total ownership days for fleet (2)	3,945	4,475	5,192	4,868	10,541
Total available days for fleet (3)	3,847	4,377	4,879	4,763	10,413
Total voyage days for fleet (4)	3,829	4,336	4,699	4,651	8,948
Fleet utilization (5)	99%	99%	96%	98%	86%

AVERAGE DAILY RESULTS (In U.S. Dollars)
Time charter equivalent (6)	26,859	19,989	15,419	14,427	12,161
Vessel operating expenses (7)	5,665	5,642	5,361	5,564	5,037
Management fees (8)	41	12	-	-	15
General and administrative expenses (9)	3,904	2,783	1,795	2,036	3,104

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days all vessels were part of our fleet during the period divided by the number of calendar days in that period.
(2)	Ownership days are the total number of calendar days all vessels in our fleet were owned by us for the relevant period.
(3)	Available days for the fleet are equal to the ownership days minus off-hire days as a result of major repairs, dry docking or special or intermediate surveys.
(4)	Voyage days are equal to the total number of days the vessels were in our possession for the relevant period minus off-hire days incurred for any reason (including off-hire for dry docking, major repairs, special or intermediate surveys or transfer of ownership).
(5)	Fleet utilization is calculated by dividing voyage days by available days for the relevant period.
(6)	Time charter equivalent rate (the “TCE rate”) represents the weighted average per day TCE rates of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above or below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We report TCE revenues, a non-GAAP measure, since our management believes it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other companies. For further information concerning our calculation of TCE rate and of reconciliation of TCE rate to voyage revenue, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results.”
(7)	Average per day operating expenses per vessel are calculated by dividing vessel operating expenses by ownership days.
(8)	Average per day management fees per vessel are calculated by dividing vessel management fees by ownership days.
(9)	Average per day general and administrative expenses per vessel are calculated by dividing general and administrative expenses by total ownership days for fleet.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk factors

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

Risks Related to Our Industry

Charterhire rates for dry bulk vessels are volatile and have declined significantly since their historic highs and may remain at low levels or further decrease in the future, which may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.

The dry bulk shipping industry is cyclical with high volatility in charterhire rates and profitability. The degree of charterhire rate volatility among different types of dry bulk vessels has varied widely; however, the continued downturn in the dry bulk charter market has severely affected the entire dry bulk shipping industry and charterhire rates for dry bulk vessels have declined significantly from historically high levels. In the past, time charter and spot market charter rates for dry bulk carriers have declined below operating costs of vessels. The BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market, declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then. The BDI recorded a record low of 647 in February 2012. The BDI then increased from these low levels, reaching 2,337 in December 2013. Subsequently, due to downward volatility, the BDI fluctuated in a range between 698 and 2,337 from December 2013 through December 2014. The BDI has ranged from 509 to 771 from January until March 2015, and the dry bulk market remains volatile.

Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major commodities carried by water internationally. Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable. Since we charter our vessels principally in the spot market, we are exposed to the cyclicality and volatility of the spot market. Spot market charterhire rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity, and we may be unable to keep our vessels fully employed in these short-term markets. Alternatively, charter rates available in the spot market may be insufficient to enable our vessels to operate profitably. A significant decrease in charter rates would also affect asset values and adversely affect our profitability, cash flows and our ability to pay dividends, if any.

Factors that influence the demand for dry bulk vessel capacity include:

•	supply of and demand for energy resources, commodities, consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes and strikes;

•	natural disasters;

•	disruptions and developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

Factors that influence the supply of dry bulk vessel capacity include:

•	the number of newbuilding orders and deliveries including slippage in deliveries;

•	number of shipyards and ability of shipyards to deliver vessels;

•	port and canal congestion;

•	the scrapping rate of vessels;

•	speed of vessel operation;

•	vessel casualties; and

•	the number of vessels that are out of service, namely those that are laid-up, dry docked, awaiting repairs or otherwise not available for hire.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing dry bulk fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.

We anticipate that the future demand for our dry bulk vessels will be dependent upon economic growth in the world’s economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global dry bulk fleet, including vessel scrapping and ordering rates of newbuildings, and the sources and supply of dry bulk cargo to be transported by sea. Given the number of new dry bulk carriers currently on order with the shipyards, the capacity of global dry bulk carrier fleet seems likely to increase and there can be no assurance as to the timing or extent of future economic growth. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

Global economic conditions may continue to negatively impact the dry bulk shipping industry.

In the current global economy, operating businesses have recently faced tightening credit, weakening demand for goods and services, weak international liquidity conditions, and declining markets. Lower demand for dry bulk cargoes as well as diminished trade credit available for the delivery of such cargoes have led to decreased demand for dry bulk carriers, creating downward pressure on charter rates and vessel values. The relatively weak global economic conditions have and may continue to have a number of adverse consequences for dry bulk and other shipping sectors, including, among other things:

•	low charter rates, particularly for vessels employed on short-term time charters or in the spot market;

•	decreases in the market value of dry bulk vessels and limited secondhand market for the sale of vessels;

•	limited financing for vessels;

•	widespread loan covenant defaults; and

•	declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

•	The occurrence of one or more of these events could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain financing or refinance our existing and future credit facilities on acceptable terms, which may hinder or prevent us from operating or expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available to the extent required, or that we will be able to refinance our existing and future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete the acquisition of our newbuildings and additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

Many of our vessels will soon be exposed to the volatilities of the dry bulk charter markets.

Dry bulk charter markets experienced significant continued weakness in 2013 and 2014. As of April 6, 2015, we had 59 vessels employed in the spot market, under short-term time charters or voyage charters and nine vessels on medium to long-term time charters scheduled to expire from August 2015 until August 2016. The time charter market is highly competitive and spot and short-term trip charter market charterhire rates (which affect time charter rates) may fluctuate significantly based upon the supply of, and demand for, seaborne dry bulk shipping capacity. Our ability to re-charter our vessels on the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the dry bulk shipping market. The dry bulk carrier charter market is volatile, and in the past, time charter and spot market charter rates for dry bulk carriers have declined below operating costs of vessels. If we are required to charter these vessels at a time when demand and charter rates are very low, we may not be able to secure time charter or spot market employment for our vessels at all or at reduced and potentially unprofitable rates. As a result, our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our credit facilities, may be affected.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility (the “EFSF”), and the European Financial Stability Mechanism (the “EFSM”), to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, which was established on September 27, 2012 to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse developments in the outlook for European countries could reduce the overall demand for dry bulk cargoes and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

If economic conditions throughout the world do not improve, it may negatively affect our results of operations, financial condition and cash flows, and may adversely affect the market price of our common shares.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, recent turmoil and hostilities in various regions, including Syria, Iraq, North Korea, North Africa and Ukraine. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. Continuing economic instability could have a material adverse effect on our ability to implement our business strategy.

The United States, the European Union and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal and state governments and European authorities have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be volatile. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under credit facilities or any future financial arrangements. The recent and developing economic and governmental factors, together with possible further declines in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, or the trading price of our common shares.

Continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP is estimated to have decreased to approximately 7.4% for the year ended December 31, 2014, which is China’s lowest growth rate for the past five years, and continues to remain below pre-2008 levels. China has recently imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth, while it has announced plans to gradually transition from an investment led growth model to a consumption driven economic growth model, which could lead to smaller demand for iron ore and other commodities. This transition may take place over the span of a number of years, and there can be no assurance as to the time frame for such a transformation or that any such transformation will occur at all. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, ability to pay dividends, if any, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of western countries in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, bank regulation, currency and monetary policy, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a “planned economy.” Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. In addition, economic reforms may include reforms to the banking and credit sector and may produce a shift away from the export-driven growth model that has characterized the Chinese economy over the past few decades. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. The level of imports to and exports from China could be adversely affected by the failure to continue market reforms or changes to existing pro-export economic policies. The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. A decrease in the level of imports to and exports from China could adversely affect our business, operating results and financial condition.

We conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could have a material adverse effect on our business, financial condition and results of operations.

The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, there is a general lack of internal guidelines or authoritative interpretive guidance and because of the limited number of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. We conduct a substantial portion of our business in China or with Chinese counter parties. For example, we enter into charters with Chinese customers, which charters may be subject to new regulations in China. We may, therefore, be required to incur new or additional compliance or other administrative costs, and pay new taxes or other fees to the Chinese government. In addition, a number of our newbuilding vessels are being built at Chinese shipyards. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports and our vessels being built at Chinese shipyards, and could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

The market values of our vessels have declined and may further decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities (including ship financing facilities) or result in an impairment charge, and we may incur a loss if we sell vessels following a decline in their market value.

The fair market values of dry bulk vessels have generally experienced high volatility and have recently declined significantly. The fair market value of our vessels may continue to fluctuate depending on a number of factors, including:

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry;

•	types, sizes and ages of vessels;

•	supply of and demand for vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations;

•	the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise;

•	technological advances; and

•	competition from other shipping companies and other modes of transportation.

If the fair market value of our vessels declines, we might not be in compliance with various covenants in our ship financing facilities, some of which require the maintenance of a certain percentage of fair market value of the vessels securing the facility to the principal outstanding amount of the loans under the facility or a maximum ratio of total liabilities to market value of adjusted total assets. Under such circumstances, the amount of funds we may draw down under our credit facilities may be limited, and an event of default could result. In such circumstances, we may not be able to refinance our debt or obtain additional financing on terms that are acceptable to us or at all. If we are not able to comply with the covenants in our credit facilities and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our vessels, or the funds required to pay for a vessel may not be available at the time the payments are due to the shipbuilder or seller. Furthermore, if vessel values decline, we may have to record an impairment charge in our consolidated financial statements, which could adversely affect our financial results. In addition, if we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale proceeds may be less than the vessels’ carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of such acquisitions may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The vast majority of commercial vessels are built to safety and other vessel requirements established by private classification, or class, societies such as the American Bureau of Shipping. The class society certifies that a vessel is safe and seaworthy in accordance with its standards and regulations, which is an element of compliance with the Safety of Life at Sea Convention known as SOLAS, and, where so engaged, the applicable conventions, rules and regulations adopted by the country of registry of the vessel. Every classed vessel is subject to a specific program of periodic class surveys consisting of annual surveys, an intermediate survey and a class renewal or special survey normally every five years. Surveys become more intensive as the vessel ages.

In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be taken out of the water in a dry dock every two and a half to five years for inspection of its underwater parts.

Compliance with class society recommendations and requirements may result in significant expense. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable and uninsurable until such failures are remedied, which could negatively impact our results of operations and financial condition.

We are subject to complex laws and regulations, including environmental regulations, that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These laws and other legal requirements include, but are not limited to, the U.S. Act to Prevent Pollution from Ships, the U.S. Oil Pollution Act of 1990 (the “OPA”), the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, the U.S. Clean Air Act, the U.S. Clean Water Act, the U.S. Ocean Dumping Act, 1972, the U.S. Maritime Transportation Security Act of 2002 and international conventions issued under the auspices of the United Nations International Maritime Organization including the International Convention on the Prevention of Marine Pollution by Dumping of Wastes and Other Matter, 1972 as modified by the 1996 London Protocol, the International Convention for the Prevention of Pollution from Ships, 1973 as modified by the Protocol of 1978, the International Convention for the Safety of Life at Sea, 1974, and the International Convention on Load Lines, 1966. Compliance with such laws and other legal requirements may require vessels to be altered, costly equipment to be installed or operational changes to be implemented and may decrease the resale value or reduce the useful lives of our vessels. Such compliance costs could have a material adverse effect on our business, financial condition and results of operations. A failure to comply with applicable laws and other legal requirements may result in administrative and civil monetary fines and penalties, additional compliance plans or programs or other ongoing increased compliance costs, criminal sanctions or the suspension or termination of our operations. Because such laws and other legal requirements are often revised, we cannot predict the ultimate cost of complying with them or their impact on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations or other legal requirements may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our business, financial condition and results of operations.

Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. Furthermore, environmental, safety, manning and other laws and legal requirements have become more stringent and impose greater costs on vessels after significant vessel related accidents like the grounding of the Exxon Valdez in 1989 and the explosion and oil spill in 2010 with respect to the Deepwater Horizon offshore oil drilling rig. Similar unpredictable events may result in further regulation of the shipping industry as well as modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition and results of operations. An oil spill caused by one of our vessels or attributed to one of our vessels could result in significant company liability, including fines, penalties and criminal liability and remediation costs for natural resource and other damages under a variety of laws and legal requirements, as well as third-party damages.

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to our operations and to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Any such insurance may not be sufficient to cover all such liabilities and it may be difficult to obtain adequate coverage on acceptable terms in certain market conditions. Claims against our vessels whether covered by insurance or not may result in a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends, if any, in the future.

In order to comply with emerging ballast water treatment requirements, we may have to purchase expensive ballast water treatment systems and modify our vessels to accommodate such systems.

Many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternative measure, and to comply with certain reporting requirements. The International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), adopted by the UN International Maritime Organization in February 2004, calls for the phased introduction of mandatory reducing living organism limits in ballast water over time. Although the BWM Convention has not yet entered into force and has not been ratified by the United States, the United States Coast Guard has adopted regulations imposing requirements similar to those of the BWM Convention. In order to comply with these living organism limits, vessel owners may have to install expensive ballast water treatment systems or make port facility disposal arrangements and modify existing vessels to accommodate those systems. To date, many of these systems are unproven and not yet certified for use by any government. We cannot predict whether the BWM Convention will be sufficiently ratified to enter into force or whether other countries will adopt it or similar requirements unilaterally. Adoption of the BWM Convention standards could have an adverse material impact on our business, financial condition and results of operations depending on the available ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems.

An over-supply of dry bulk carrier capacity in recent years may prolong or further depress the current low charter rates, which may limit our ability to operate our dry bulk carriers profitably.

The supply of dry bulk vessels has increased significantly since the beginning of 2006. As of the beginning of February 2015, the order book for newbuilding vessels stood at approximately 20.5% of the existing global fleet capacity excluding conversion and cancellations. Vessel supply has increased more than vessel demand in recent years, causing downward pressure on charter rates during that time. If supply is not fully absorbed by the market, charter rates may continue to be under pressure due to vessel supply. Since our fleet will continue to be mostly employed in voyage charters and short-term time charters, we remain exposed to the spot market.

World events could affect our results of operations and financial condition.

Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts, instability and other recent developments in the Ukraine, the Korean Peninsula, the East China Sea, the Middle East, including Iraq, Syria, Egypt, West Africa and North Africa, and the presence of U.S. or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. The epidemic of the Ebola virus disease, which is ongoing in West Africa, may lead to crew member illness, which can disrupt the operations of our vessels, or to public health measures, which may prevent our vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. In November 2013, the government of the People’s Republic of China announced an Air Defense Identification Zone (“ADIZ”), covering much of the East China Sea. When introduced, the Chinese ADIZ was controversial because a number of nations are not honoring the ADIZ, and the ADIZ includes certain maritime areas that have been contested among various nations in the region. Tensions relating to the Chinese ADIZ may escalate as a result of incidents relating to the ADIZ or other territorial disputes, which may result in additional limitations on navigation or trade. Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.

Acts of piracy on ocean-going vessels have had and may continue to have an adverse effect on our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2012 and 2013 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea and the West Coast of Africa, with dry bulk vessels particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including those due to employing onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charterhire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition, cash flows and results of operations.

We could face penalties under European Union, United States or other economic sanctions which could adversely affect our reputation, our financial results and the market for our common shares.

Our business could be adversely impacted if we are found to have violated economic sanctions under the applicable laws of the European Union, the United States or another applicable jurisdiction against countries such as Iran, Sudan, Syria, North Korea and Cuba. U.S. economic sanctions, for example, prohibit a wide scope of conduct, target numerous countries and individuals, are frequently updated or changed and have vague application in many situations.

Many economic sanctions relate to our business, including prohibitions on certain kinds of trade with countries, such as exportation or re-exportation of commodities, or prohibitions against certain transactions with designated nationals who may be operating under aliases or through non-designated companies. The imposition of Ukrainian-related economic sanctions on Russian persons, first imposed in March 2014, is an example of economic sanctions with a potentially widespread and unpredictable impact on shipping. Certain of our charterers or other parties that we have entered into contracts with regarding our vessels may be affiliated with persons or entities that are the subject of sanctions imposed by the Obama administration, and European Union and/or other international bodies as a result of the annexation of Crimea by Russia in 2014. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

Additionally, the U.S. Iran Threat Reduction Act (which was signed into law in 2012) amended the Exchange Act to require issuers that file annual or quarterly reports under Section 13(a) of the Exchange Act to include disclosure in their annual and quarterly reports as to whether the issuer or its affiliates have knowingly engaged in certain activities prohibited by sanctions against Iran or transactions or dealings with certain identified persons. We are subject to this disclosure requirement.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Even inadvertent violations of economic sanctions can result in the imposition of material fines and restrictions and could adversely affect our business, financial condition and results of operations, our reputation, and the market price of our common shares.

Our vessels may call on ports subject to economic sanctions or embargoes that could adversely affect our reputation and the market for our common shares.

From time to time on charterers’ instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action” (“JPOA”). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. On July 18, 2014, the P5+1 and Iran agreed to extend the measures taken under JPOA until November 24, 2014. At that time, the P5+1 and Iran agreed to a further extension of these measures until July 1, 2015. On April 2, 2015, the P5+1 and Iran announced a framework agreement, according to which the P5+1 may gradually life some of the sanctions currently in place against Iran.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future as such regulations and sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPOA. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Our operating results are subject to seasonal fluctuations.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charterhire rates. This seasonality may result in volatility in our operating results to the extent that we enter into new charter agreements or renew existing agreements during a time when charter rates are weaker or we operate our vessels on the spot market or index based time charters, which may result in quarter-to-quarter volatility in our operating results. The dry bulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. Since we charter our vessels principally in the spot market, our revenues from our dry bulk carriers may be weaker during the fiscal quarters ended June 30 and September 30, and stronger during the fiscal quarters ended December 31 and March 31.

We are subject to international safety regulations, and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the United Nations’ International Maritime Organization’s International Management Code (the “ISM Code”). The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation of vessels and describing procedures for dealing with emergencies. In addition, vessel classification societies impose significant safety and other requirements on our vessels.

The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Each of our existing vessels is ISM Code-certified, and each of the vessels that we have agreed to acquire will be ISM Code-certified when delivered to us. However, if we are found not to be in compliance with ISM Code requirements, we may have to incur material direct and indirect costs to resume compliance and our insurance coverage could be adversely impacted as a result of compliance. Our vessels may also be delayed or denied port access if they are found to be in non-compliance, which could result in charter claims and increased inspection and operational costs even after resuming compliance. Any failure to comply with the ISM Code could negatively affect our business, financial condition, cash flows and results of operations.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, cash flows and results of operations.

The operation of dry bulk carriers entails certain operational risks that could affect our earnings and cash flow.

For a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense and easily shifted and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels’ holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. Any of these circumstances or events may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Rising fuel, or bunker, prices and marine fuel availability may adversely affect our profits.

Since we expect to primarily employ our vessels in the spot market, we expect that vessel fuel, known as bunkers, will be the largest single expense item in our shipping operations for our vessels. While we believe that we will experience a competitive advantage as a result of increased bunker prices due to the greater fuel efficiency of our vessels compared to the average global fleet, changes in the price of fuel may adversely affect our profitability. The imposition of stringent vessel air emissions requirements, such as the requirement to reduce the amount of sulfur in fuel to 0.10% in certain coastal areas on January 1, 2015 and potentially in all areas of the world in 2020 or 2025, could lead to marine fuel shortages and substantial increases in marine fuel prices which could have a material adverse effect on our business, financial condition and results of operations. The price and supply of fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce our profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Our business has inherent operational risks, which may not be adequately covered by insurance.

Our vessels and their cargoes are at risk of being damaged or lost because of events or risks such as Acts of God, marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy, cyber-attack, radioactive contamination and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

In the event of a casualty to a vessel or other catastrophic event, we rely on our insurance to pay the insured value of the vessel or the damages incurred. Through our management agreements with our technical managers, we procure insurance for the vessels in our fleet against those risks that we believe the shipping industry commonly insures against. This insurance includes marine hull and machinery insurance, protection insurance and indemnity insurance, which include pollution risks and crew insurances, and war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1.0 billion per vessel per occurrence.

We maintain and expect to maintain hull and machinery insurance, protection insurance and indemnity insurance for all of our existing and newbuilding vessels, which includes environmental damage and pollution insurance coverage and war risk insurance for our fleet. We do not maintain nor expect to maintain, for our vessels, insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. Therefore, if the availability of a vessel for hire is interrupted, the loss of earnings due to such interruption could negatively affect our business. We may not be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future, and we may not be able to obtain certain insurance coverages. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. Moreover, insurers may default on claims they are required to pay.

We cannot assure you that we will be adequately insured against all risks or that we will be able to obtain adequate insurance coverage at reasonable rates for our vessels in the future. For example, in the past more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. Additionally, our insurers may refuse to pay particular claims. Any significant loss or liability for which we are not insured could have a material adverse effect on our business and financial condition.

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

Labor interruptions could disrupt our business.

Star Bulk Management Inc. and Starbulk S.A. currently provide the crew for all of our vessels, which are manned by masters, officers and crews that are employed by our shipowning subsidiaries. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) could result in fines, criminal penalties, charter terminations and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws, including the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

We generate all of our revenue in U.S. dollars, and the majority of our expenses are denominated in U.S. dollars. However, a portion of our ship operating and administrative expenses are denominated in currencies other than U.S. dollars. For the years ended December 31, 2013 and, 2014, we incurred approximately 30% and 20%, respectively, of our operating expenses and 88% and 47%, respectively, of our general and administrative expenses in currencies other than U.S. dollars. This difference could lead to fluctuations in net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing our revenues. Declines in the value of the dollar could lead to higher expenses payable by us. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may employ such instruments from time to time in the future in order to minimize this risk. Any future use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the notional amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Risks Related to Our Company

We cannot assure you that we will be successful in finding employment for all of our vessels.

As of April 6, 2015, our existing fleet of 68 vessels, had an aggregate capacity of approximately 7.1 million dwt. We have also entered into or acquired construction contracts, either directly with the shipyards or indirectly through the use of bareboat agreements with purchase options, for 29 newbuilding vessels, with scheduled deliveries to us from April 2015 to September 2016. We intend to employ our vessels primarily in the spot market, under short term time charters or voyage charters. We will own a large number of vessels that will enter these markets in a relatively short period of time without having previously secured employment. We cannot assure you that we will be successful in finding employment for our newbuilding vessels in the volatile spot market immediately upon their deliveries to us or whether any such employment will be at profitable rates, nor can we assure you continued timely employment of our existing vessels.

We have significant risks relating to the construction of our newbuilding vessels.

As of April 6, 2015, giving effect to the Transactions, we had contracts for 29 newbuilding vessels. These vessels are scheduled to be delivered through September 2016. Vessel construction projects are generally subject to risks of delay or cost overruns that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we will continue to incur costs and expenses related to delayed vessels, such as supervision expense and interest expense for the outstanding debt.

We continue to have significant capital expenditures, which increased substantially as a result of the Transactions.

The dry bulk shipping business is highly capital-intensive because of the significant investment in vessels that is required. As of April 6, 2015, the total payments for our 29 newbuilding vessels were expected to be $1,296.1 million, of which we had already paid $258.6 million. As of April 6, 2015, we had $208.4 million of cash on hand, we had obtained commitments for $832.1 million of secured debt for 27 newbuilding vessels, and we were in negotiations for an additional $65.0 million of secured debt for two newbuilding vessels. We may not be able to obtain sufficient financing to fulfill all of our capital requirements.

If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to acquire our newbuilding vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We expect to fund our remaining newbuilding commitments through credit facilities, the proceeds of equity and notes issuances, existing cash, bareboat charters and other fixed income securities but may not be able to do so. There can be no assurance that we will be able to obtain such financings on a timely basis or on terms we deem reasonable or acceptable. To the degree we raise equity financing to fund our capital expenditures, such equity raises may dilute the ownership of our existing shareholders and may be dilutive to our earnings per share. If for any reason we fail to make a payment when due, which may result in a default under our newbuilding contracts, or otherwise fail to take delivery of our newbuilding vessels, we would be prevented from realizing potential revenues from these vessels, we could also lose all or a portion of our yard payments that were paid by us, and we could be liable for penalties and damages under such contracts.

We are highly leveraged, which could significantly limit our ability to execute our business strategy and has increased the risk of default under our debt obligations.

As of April 6, 2015, we had $935.9 million of outstanding indebtedness under our outstanding credit facilities and debt securities including $41.2 million under our capital lease obligations.

Our outstanding debt agreements impose operating and financial restrictions on us. These restrictions limit our ability, or the ability of our subsidiaries party thereto, to:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under our credit facilities or if there is another default under our credit facilities;

•	incur additional indebtedness, including the issuance of guarantees;

•	create liens on our assets;

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;

•	sell our vessels;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	enter into a new line of business.

In addition, our debt agreements require us or our subsidiaries to maintain various financial ratios, including:

•	a minimum percentage of aggregate vessel value to loans outstanding;

•	a maximum ratio of total liabilities to market value adjusted total assets;

•	a minimum EBITDA to interest coverage ratio;

•	a minimum liquidity; and

•	a minimum equity ratio.

Because some of these ratios are dependent on the market value of our vessels, should our charter rates or vessel values materially decline in the future, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy our financial or other covenants or that our lenders will waive any failure to do so.

These covenants may adversely affect our ability to finance future operations or limit our ability to pursue certain business opportunities or take certain corporate actions. The covenants may also restrict our flexibility in planning for changes in our business and the industry and make us more vulnerable to economic downturns and adverse developments. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our debt agreements would prevent us from borrowing additional money under our debt agreements and could result in a default under our debt agreements. If a default occurs under our credit facilities, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets.

Our ability to meet our cash requirements, including our debt service obligations, is dependent upon our operating performance, which is subject to general economic and competitive conditions and to financial, business and other factors affecting our operations, many of which are or may be beyond our control. We cannot provide assurance that our business operations will generate sufficient cash flows from operations to fund these cash requirements and debt service obligations. If our operating results, cash flow or capital resources prove inadequate, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt and other obligations. If we are unable to service our debt, we could be forced to reduce or delay planned expansions and capital expenditures, sell assets, restructure or refinance our debt or seek additional equity capital, and we may be unable to take any of these actions on satisfactory terms or in a timely manner. Further, any of these actions may not be sufficient to allow us to service our debt obligations or may have an adverse impact on our business. Our debt agreements may limit our ability to take certain of these actions. Our failure to generate sufficient operating cash flow to pay our debts or to successfully undertake any of these actions could have a material adverse effect on us.

Our substantial leverage could materially and adversely affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or other purposes, could make us more vulnerable to general adverse economic, regulatory and industry conditions, and could limit our flexibility in planning for, or reacting to, changes and opportunities in the markets in which we compete.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We have entered into, and may enter into in the future, various contracts, including charterparties and contracts of affreightment (“COAs”) with our customers, newbuilding contracts with shipyards and credit facilities with our lenders. We also enter into time charters and voyage charters as a charterer. These agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. In addition, in the event any shipyards do not perform under their contracts, and we are unable to enforce certain refund guarantees with third-party lenders for any reason, we may lose all or part of our investment, and we may not be able to operate the vessels we ordered in accordance with our business plan. Should our counterparties fail to honor their obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are currently prohibited from paying dividends under our debt agreements, and we may be unable to pay dividends in the future.

Under the terms of a number of our outstanding financing arrangements, we are subject to various restrictions on our ability to pay dividends. Certain of our financing arrangements prevent us from paying dividends if an event of default exists, if certain dates have not passed and/or if certain financial ratios are not met. See Note 9, “Long Term Debt” to our audited consolidated financial statements, for more information regarding these restrictions contained in our historical financing arrangements. In general, when dividends are paid, they are distributed on a quarterly basis from our operating surplus, in amounts that allow us to retain a portion of our cash flows to fund vessel or fleet acquisitions and for debt repayment and other corporate purposes, as determined by our management and board of directors.

In addition, the declaration and payment of dividends will be subject at all times to the discretion of our board of directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. The laws of the Republic of Marshall Islands generally prohibit the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at all.

We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.

Our success depends in large part on the ability of us to attract and retain highly skilled and qualified personnel, both shoreside personnel and crew. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense due to the increase in the size of the global shipping fleet. In addition, if we are not able to obtain higher charter rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. If we cannot hire, train and retain a sufficient number of qualified employees, we may be unable to manage, maintain and grow our business, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

As we expand our fleet, we will need to expand our operations and financial systems and hire new shoreside staff and seafarers to staff our vessels; if we cannot expand these systems or recruit suitable employees, our performance may be adversely affected.

As of April 6, 2015, we have newbuilding contracts for 29 dry bulk vessels and expect to receive the last Excel Vessel (the Ore Hansa (tbr Star Jennifer) by mid-April 2015. Our operating and financial systems may not be adequate as we expand our fleet, and our attempts to implement those systems may be ineffective. In addition, we rely on our wholly-owned subsidiaries, Star Bulk Management and Starbulk S.A., to recruit shoreside administrative and management personnel and for crew management. Shoreside personnel are recruited by Star Bulk Management and Starbulk S.A. through referrals from other shipping companies and traditional methods of securing personnel, such as placing classified advertisements in shipping industry periodicals. Star Bulk Management, Starbulk S.A. and its crewing agent may not be able to continue to hire suitable employees as we expand our fleet. If we are unable to operate our financial and operations systems effectively, recruit suitable employees or if our unaffiliated crewing agent encounters business or financial difficulties, our performance may be materially and adversely affected and, among other things, the amount of cash available for distribution as dividends to our shareholders may be reduced.

If we acquire and operate secondhand vessels, we will be exposed to increased operating and other costs, which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

Our current business strategy includes additional growth which may, in addition to the acquisition of newbuilding vessels, include the acquisition of modern secondhand vessels. While we expect that we would typically inspect secondhand vessels prior to acquisition, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we, as a purchaser of secondhand vessels will not receive the benefit of warranties from the builders for the secondhand vessels that we acquire. In addition, unforeseen maintenance, repairs, special surveys or dry docking may be necessary for acquired secondhand vessels, which could also increase our costs and reduce our ability to employ the vessel to generate revenue.

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

The aging of our vessels may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our vessels age they will typically become less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or may not enable us to operate our vessels profitably during the remainder of their useful lives.

Technological innovation could reduce our charterhire income and the value of our vessels.

The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new dry bulk carriers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease. In addition, although we view the fuel efficiency of our newbuilding Eco-type vessels as a competitive advantage, this competitive advantage may eventually erode (along with vessel value) as more Eco-type vessels are put into service by our competitors and older, less fuel-efficient vessels are retired. As a result, our business, results of operations, cash flows and financial condition could be adversely affected by technological innovation.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources, and as a result, we may be unable to employ our vessels profitably.

Our vessels will be employed in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of dry bulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. If we are unable to successfully compete with other dry bulk shipping companies, our results of operations would be adversely impacted.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, shareholder litigation, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

We may have difficulty managing our planned growth properly.

Historically, we have grown through acquisitions, including the July 2014 Transactions and the Excel Transactions, and we have a significant number of newbuilding vessels to be delivered. In addition, one of our strategies is to continue to grow by expanding our operations and adding to our fleet. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

•	identify suitable dry bulk carriers, including newbuilding slots at shipyards and/or shipping companies for acquisitions at attractive prices;

•	obtain required financing for our existing and new operations;

•	identify businesses engaged in managing, operating or owning dry bulk carriers for acquisitions or joint ventures;

•	integrate any acquired dry bulk carriers or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;

•	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

•	identify additional new markets;

•	enhance our customer base; and

•	improve our operating, financial and accounting systems and controls.

Our failure to effectively identify, acquire, develop and integrate any dry bulk carriers or businesses could adversely affect our business, financial condition and results of operations. The number of employees that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet in the dry bulk sector, and we may not be able to effectively hire more employees or adequately improve those systems. Finally, acquisitions may require additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, or debt issuances (with amortization payments), both of which could lower our available cash. If any such events occur, our financial condition may be adversely affected. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth.

In the July 2014 Transactions, we acquired a 50% interest in Heron, an entity we do not control.

In the July 2014 Transactions, we acquired a convertible loan to Heron, which has been converted into 50% of the equity of Heron. Heron is a 50-50 joint venture between Oceanbulk Shipping and ABY Group Holding Limited, and we share joint control over Heron with ABY Group Holding Limited. Because of this arrangement, neither party entirely controls Heron, and any operational and other decisions with respect to Heron need to be jointly agreed between Oceanbulk Shipping and ABY Group Holding Limited. As of April 6, 2015, all vessels previously owned by Heron have been either sold to third parties or distributed to Heron’s equity holders. As part of these distributions, we acquired the two Heron Vessels. While Oceanbulk Shipping and ABY Group Holding Limited intend that Heron eventually will be dissolved shortly after the last vessel is sold and local authorities permit, until that occurs, contingencies to us may arise. However, the pre-transaction investors in Heron will effectively remain as ultimate beneficial owners of Heron, until Heron is dissolved on the basis that, according to the Merger Agreement, any cash received from the final liquidation of Heron will be transferred to the Sellers. Under the Merger Agreement, we only agreed to issue 2,115,706 of our common shares and pay an amount of $25.0 million in cash, for the acquisition of the two Heron Vessels.

Certain benefits we expect from the Transactions are based on projections and assumptions, which are uncertain and subject to change.

We have made certain estimates and assumptions with respect to certain benefits that we expect from the July 2014 Transactions that affect the reported amounts of earnings, assets, liabilities, revenues, expenses, earnings per share and related information included in our historical consolidated financial statements and pro forma financial information, as well as EBITDA and other measures derived from that information. In addition, in connection with the Excel Transactions, we have made various estimates and assumptions with respect to the eventual operations and chartering of the Excel Vessels as we acquire them. These estimates and assumptions may prove to be inaccurate or may change in the future, and actual results could differ materially from those estimates or assumptions. There can be no assurance that we will realize these benefits, including anticipated synergistic benefits, if any, as a result of the Transactions. The market price of our common shares may decline if the estimates are not realized or we do not achieve the perceived benefits of the Transactions, including perceived benefits to our cash flows and EBITDA, earnings and earnings per share, as rapidly or to the extent anticipated.

Our ability to realize benefits from the Transactions is subject to various integration and other risks, and if we fail to realize such benefits, our business could be materially and adversely affected.

Integrating the assets and operations acquired in the Transactions successfully or otherwise realizing any of the anticipated benefits of the Transactions, including anticipated cost savings and additional revenue opportunities, involves a number of risks and uncertainties, including:

•	our ability to integrate the management teams, strategies, cultures, technologies and operations of the various entities or vessels involved in the Transactions;

•	our ability to retain and assimilate key personnel (and retain their technical and operational expertise);

•	our ability to retain existing customers;

•	our ability to successfully implement and retain uniform standards, controls, procedures, policies and information systems in the face of possible cultural conflicts or differences of opinion on technical and operational decisions;

•	our ability to smoothly transition ownership and operation of acquired vessels (including the Excel Vessels), including avoiding disruptions resulting from crewing, procurement, bunkering, supply, dry docking, maintenance and other similar matters;

•	our ability to achieve the cost savings and operating synergies we anticipated;

•	diversion of management attention from ongoing business concerns to integration matters;

•	possible cash flow interruptions or loss of revenue as a result of change of ownership transitional matters related to the Transactions;

•	the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies due to the Transactions; and

•	our ability to maintain relationships with key suppliers.

Therefore, we may not successfully integrate the assets and operations acquired in the Transactions in a timely manner, and we may not realize the anticipated net reductions in costs and expenses and other benefits of the Transactions to the extent, or in the timeframe, anticipated. In addition to the integration risks discussed above, our ability to realize these net reductions in costs and expenses and other benefits and synergies could be adversely impacted by practical or legal constraints on our ability to combine the operations we acquired in the Transactions.

We may experience impairment of the value of long-lived assets.

The value of our long-lived assets can become impaired, as indicated by factors such as changes in our stock price, book value or market capitalization, and the past and anticipated operating performance and cash flows of operations. We test for impairment regularly, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

We will be exposed to volatility in the LIBOR and intend to selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

The loans under our credit facilities are generally advanced at a floating rate based on LIBOR, which has been stable, but was volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

We intend to selectively enter into derivative contracts to hedge our overall exposure to interest rate risk exposure. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate” for a description of our expected interest rate swap arrangements.

We have made and in the future may make acquisitions and significant strategic investments and acquisitions, which may involve a number of risks. If we are unable to address these risks successfully, such acquisitions and investments could have a materially adverse impact on our business, financial condition and results of operations.

We have undertaken a number of acquisitions and investments in the past, including the Transactions, and may do so from time to time in the future. The risks involved with these acquisitions and investments include:

•	the possibility that we may not receive a favorable return on our investment or incur losses from our investment, or the original investment may become impaired;

•	failure to satisfy or set effective strategic objectives;

•	our assumption of known or unknown liabilities or other unanticipated events or circumstances;

•	the diversion of management’s attention from normal daily operations of the business;

•	difficulties in integrating the operations, technologies, products and personnel of the acquired company or its assets;

•	difficulties in supporting acquired operations;

•	difficulties or delays in the transfer of vessels, equipment or personnel;

•	failure to retain key personnel;

•	unexpected capital equipment outlays and related expenses;

•	insufficient revenues to offset increased expenses associated with acquisitions;

•	under-performance problems with acquired assets or operations;

•	issuance of common stock that could dilute our current shareholders;

•	recording of goodwill and non-amortizable intangible assets that will be subject to periodic impairment testing and potential impairment charges against our future earnings;

•	the opportunity cost associated with committing capital in such investments;

•	undisclosed defects, damage, maintenance requirements or similar matters relating to acquired vessels;

•	becoming subject to litigation.

We may not be able to address these risks successfully without substantial expense, delay or other operational or financial problems. Any delays or other such operations or financial problems could adversely impact our business, financial condition and results of operations.

Our costs of operating as a public company are significant, and our management is required to devote substantial time to complying with public company regulations.

We are a public company, and as such, we have significant legal, accounting and other expenses in addition to our registration and listing expenses. In addition, Sarbanes-Oxley, as well as rules subsequently implemented by the SEC and Nasdaq, has imposed various requirements on public companies, including changes in corporate governance practices, and these requirements may continue to evolve. We and our management personnel, and other personnel, if any, will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures. In particular, we need to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley. Our compliance with Section 404 may require that we incur substantial accounting expenses and expend significant management efforts.

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board (the “PCAOB”), inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB is prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, we and our shareholders are deprived of the possible benefits of such inspections.

We may be adversely affected by the introduction of new accounting rules for leasing.

International and U.S. accounting standard-setting boards (the International Accounting Standards Board (“IASB”) and the Financial Accounting Standards Board (“FASB”)) have issued new exposure drafts in their joint project that would require lessees to record most leases on their balance sheets as lease assets and liabilities. Entities would still classify leases, but classification would be based on different criteria and would serve a different purpose than it does today. Lease classification would determine how entities recognize lease-related revenue and expense, as well as what lessors record on the balance sheet. Classification would be based on the portion of the economic benefits of the underlying asset expected to be consumed by the lessee over the lease term. If the proposals are adopted, they would be expected generally to have the effect of bringing most off-balance sheet leases onto a lessee’s balance sheet as liabilities, which would also change the income and expense recognition patterns of those items. Financial statement metrics such as leverage and capital ratios, as well as EBITDA and Adjusted EBITDA, may also be affected, even when cash flow and business activity have not changed. This may in turn affect covenant calculations under various contracts (e.g., loan agreements) unless the affected contracts are modified. The IASB’s and FASB’s deliberations on certain topics are expected to continue, and an effective date has not yet been determined. Accordingly, the timing and ultimate effect of those proposals on us is uncertain.

There is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes after the merger of Star Maritime with and into Star Bulk, with Star Bulk as the surviving corporation, or the Redomiciliation Merger, which would adversely affect our earnings.

Section 7874(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), provides that, unless certain requirements are satisfied, a corporation organized outside of the United States which acquires substantially all of the assets (through a plan or a series of related transactions) of a corporation organized in the United States will be treated as a U.S. domestic corporation for U.S. federal income tax purposes if shareholders of the U.S. corporation whose assets are being acquired own at least 80% of the non-U.S. acquiring corporation after the acquisition. If Section 7874(b) of the Code were to apply to Star Maritime and the Redomiciliation Merger, then, among other consequences, we, as the surviving entity of the Redomiciliation Merger, would be subject to U.S. federal income tax as a U.S. domestic corporation on our worldwide income after the Redomiciliation Merger. Upon completion of the Redomiciliation Merger and the concurrent issuance of stock to TMT Co. Ltd., or “TMT”, a shipping company headquartered in Taiwan, under the acquisition agreements, the shareholders of Star Maritime owned less than 80% of the Company. Therefore, we believe that the Company should not be subject to Section 7874(b) of the Code after the Redomiciliation Merger. Star Maritime obtained an opinion of its counsel, Seward & Kissel LLP, or “Seward & Kissel”, that Section 7874(b) of the Code should not apply to the Redomiciliation Merger. However, there is no authority directly addressing the application of Section 7874(b) of the Code to a transaction such as the Redomiciliation Merger where shares in a foreign corporation such as the Company are issued concurrently with (or shortly after) a merger. In particular, since there is no authority directly applying the “series of related transactions” or “plan” provisions to the post-acquisition stock ownership requirements of Section 7874(b) of the Code, the U.S. Internal Revenue Service, or the “IRS”, may not agree with Seward & Kissel’s opinion on this matter. Moreover, Star Maritime has not sought a ruling from the IRS on this point. Therefore, the IRS may seek to assert that we are subject to U.S. federal income tax on our worldwide income for taxable years after the Redomiciliation Merger, although Seward & Kissel is of the opinion that such an assertion should not be successful.

Beginning in 2015 we have to pay U.S. federal income tax on our U.S. source income.

Under the Code, 50% of the gross shipping income of a non-U.S. corporation, such as ourselves, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as “United States source gross shipping income,” and such income is subject to a 4% U.S. federal income tax without allowance for any deductions, unless the corporation qualifies for exemption from U.S. federal income taxation under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

We do not expect to qualify for the exemption from U.S. federal income taxation under Section 883 of the Code beginning in 2015 and for the foreseeable future. Accordingly, we will be subject to the 4% U.S. federal income tax on our United States source gross shipping income. If a significant portion of our income is United States source gross shipping income, the imposition of such tax could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. In 2014, if we had not qualified for such an exemption, we would have owed approximately $202,230 in U.S. federal income tax. We expect our United States source gross shipping income to increase in 2015 due to an increase in the size of our fleet, and, accordingly, we expect our U.S. federal income tax liability in 2015 to be larger than $202,230.

The Internal Revenue Service could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. corporation will be treated as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business) or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of passive income. For purposes of determining the PFIC status of a non-U.S. corporation, income earned in connection with the performance of services does not constitute passive income, but rental income generally is treated as passive income unless the non-U.S. corporation is treated under specific rules as deriving its rental income in the active conduct of a trade or business. We intend to take the position that income we derive from our voyage and time chartering activities is services income, rather than rental income, and accordingly, that such income is not passive income for purposes of determining our PFIC status. Based on this characterization of income from voyage and time charters and the expected composition of our income and assets, we believe that we currently are not a PFIC, and we do not expect to become a PFIC in the future. Additionally, we believe that our contracts for newbuilding vessels are not assets held for the production of passive income, because we intend to use these vessels for voyage and time chartering activities. However, there is no direct legal authority under the PFIC rules addressing our characterization of income from our voyage and time chartering activities nor our characterization of contracts for newbuilding vessels. Moreover, the determination of PFIC status for any year can only be made on an annual basis after the end of such taxable year and will depend on the composition of our income, assets and operations from time to time. Because of the above described uncertainties, there can be no assurance that the Internal Revenue Service will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for any taxable year.

If we were classified as a PFIC for any taxable year during which a U.S. shareholder owns common shares (regardless of whether we continue to be a PFIC), the U.S. shareholder would be subject to special adverse rules, including taxation at maximum ordinary income rates plus an interest charge on both gains on sale and certain dividends, unless the U.S. shareholder makes an election to be taxed under an alternative regime. Certain elections may be available to U.S. shareholders if we were classified as a PFIC.

Risks Related to Our Relationships with Mr. Pappas, Oaktree and Other Parties

Affiliates of Oaktree own a majority of our common shares, subject to certain restrictions on voting, acquisitions and dispositions thereof.

As of April 6, 2015, Oaktree and its affiliates beneficially own 82,154,649 common shares, which would represent approximately 50.81% of our outstanding common shares. However, pursuant to the Oaktree Shareholders Agreement, Oaktree and certain affiliates thereof have agreed to voting restrictions, ownership limitations and standstill restrictions. For instance, Oaktree and its affiliates will be entitled to nominate a maximum of four out of nine members of our board of directors, subject to certain additional limitations. In addition, Oaktree and its affiliates will be required to vote their voting securities in excess of 33% of the outstanding voting securities (subject to adjustment as set forth in the Oaktree Shareholders Agreement) proportionately with the votes cast by the other shareholders, subject to certain exceptions, which include (i) voting against a change of control transaction with an unaffiliated buyer and (ii) voting in favor of a change of control transaction with an unaffiliated buyer (but only if such transaction is approved by a majority of disinterested directors). In addition, Oaktree and affiliates thereof will be subject to certain standstill restrictions, and may not receive a control premium for their common shares as part of a change of control transaction. Despite the foregoing limitations, Oaktree and its affiliates are able to exert considerable influence over us. Oaktree and its affiliates may be able to prevent or delay a change of control of us and could preclude any unsolicited acquisition of us. The concentration of ownership and voting power in Oaktree may make some transactions more difficult or impossible without the support of Oaktree, even if such events are in the best interests of our other shareholders. The concentration of voting power in Oaktree may have an adverse effect on the price of our common shares. As a result of such influence, we may take actions that our other shareholders do not view as beneficial, which may adversely affect our results of operations and financial condition and cause the value of your investment to decline.

Additionally, Oaktree is in the business of making investments in companies and currently holds, and may from time to time in the future acquire, interests in the shipping industry that directly or indirectly compete with certain portions of our business. Further, if Oaktree pursues acquisitions or makes further investments in the shipping industry, those acquisitions and investment opportunities may not be available to us, and we have agreed to renounce any interest or expectancy in, or in being offered an opportunity to participate in, any corporate opportunities that may be presented to or become known to Oaktree or any of its affiliates.

In addition, the members of the board of directors nominated by Oaktree will have fiduciary duties to us and in addition may have duties to Oaktree. As a result, such circumstances may entail real or apparent conflicts of interest with respect to matters affecting both us and Oaktree, whose interests, in some circumstances, may be adverse to ours.

Our Chief Executive Officer, Mr. Petros Pappas, and certain members of his family have affiliations with Oceanbulk Maritime S.A. (“Oceanbulk Maritime”), Interchart Shipping Inc. (“Interchart”) and other ventures, which could create conflicts of interest. Certain members of our senior management also have affiliations with Oceanbulk Maritime and other ventures that could create conflicts of interest.

While we do not expect that our Chief Executive Officer, Mr. Petros Pappas, will have any material relationships with any companies in the dry bulk shipping industry other than us, he will continue to be involved in other areas of the shipping industry, including as the founder of Oceanbulk Maritime, a dry cargo shipping company, and as a member of the management of Oceanbulk Container Carriers LLC, and PST Tankers LLC, which are other joint ventures between Oaktree and entities controlled by the family of Mr. Petros Pappas involved in the container shipping and product tanker businesses, respectively. Ms. Pappas is a significant equity holder of Oceanbulk Maritime and Interchart, a charter broker company, and an equity holder in various other entities, some of which are involved in the dry bulk shipping industry. These other affiliations and ventures could cause distraction to Mr. Pappas as our Chief Executive Officer if he focuses a substantial portion of his time on them, and the involvement of Ms. Pappas with other ventures could cause conflicts of interest with us.

Certain members of our senior management (Messrs. Norton, Begleris, Spyrou and Rescos and Ms. Damigou) are also members of the management of Oceanbulk Maritime, Oceanbulk Container Carriers LLC or PST Tankers LLC. These other affiliations and ventures could cause distraction to such members of senior management if they focus a substantial portion of their time on such affiliations and ventures.

Any of these affiliations and relationships of Mr. Pappas, certain members of his family and certain members of our senior management may create conflicts of interest not in the best interest of us or our shareholders from time to time. This could result in an adverse effect on our business, financial condition, results of operations and cash flows.

As a “foreign private issuer” under the Securities Exchange Act of 1934, we are permitted to, and we may, rely on exemptions from certain corporate governance standards of the Nasdaq, including, among others, the requirement that a majority of our board of directors consist of independent directors. Our reliance upon such exemptions may afford less protection to holders of our common shares.

The corporate governance rules of the Nasdaq require, subject to exceptions, listed companies to have, among other things, a majority of their board members be independent and independent director oversight of executive compensation, nomination of directors and corporate governance matters. Nevertheless, a “foreign private issuer” (as defined in Rule 3b-4 of the Exchange Act) is permitted to follow its home country practice in lieu of the above requirements.

We are a foreign private issuer, and, as such, we may follow the laws of the Republic of the Marshall Islands, our home country, with respect to the foregoing requirements. For example, our board of directors is not required by the laws of the Republic of the Marshall Islands to have a majority of independent directors, so, while our board of directors includes seven members that would likely be deemed independent for purposes of the Nasdaq rules, we are not required to comply with the Nasdaq rule that requires us to have a majority of independent directors, and we may in the future have less than a majority of directors who would be deemed independent for purposes of the Nasdaq rules. Consequently, for so long as we remain a foreign private issuer, the approach of our board of directors may be different from that of a board of directors required to have a majority of independent directors, and as a result, our management oversight may be more limited than if we were required to comply with the Nasdaq rules applicable to U.S. domestic listed companies. If in the future we lose our status as a foreign private issuer, we would be required to comply with the rules of the Nasdaq applicable to U.S. domestic listed companies within six months.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a “foreign private issuer,” and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic companies whose securities are registered under the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly the next determination will be made with respect to us on June 30, 2015. We will lose our foreign private issuer status if more than 50% of our outstanding voting securities are directly or indirectly held of record by residents of the U.S., and:

•	more than a majority of our executive officers and directors are U.S. citizens or residents;

•	more than 50% of our assets are located in the U.S.; or

•	our business is administered principally in the U.S.

We may therefore lose our foreign private issuer status in the future.

If we were to lose our foreign private issuer status, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain Nasdaq corporate governance requirements. As a result, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer could be significantly higher.

Our directors who have relationships with Oaktree may have conflicts of interest with respect to matters involving us.

Three of our directors are affiliated with Oaktree. These persons will have fiduciary duties to us and in addition will have duties to Oaktree. In addition, under the Oaktree Shareholders Agreements, none of our officers or directors who is also an officer, director, employee or other affiliate of Oaktree or an officer, director or employee of an affiliate of Oaktree will be liable to us or our shareholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Oaktree or its affiliates instead of us, or does not communicate information regarding a corporate opportunity to us that such person or affiliate has directed to Oaktree or its affiliates. As a result, such circumstances may entail real or apparent conflicts of interest with respect to matters affecting both us and Oaktree, whose interests, in some circumstances, may be adverse to ours. In addition, as a result of Oaktree’s ownership interest, conflicts of interest could arise with respect to transactions involving business dealings between us and Oaktree or their affiliates, including potential business transactions, potential acquisitions of businesses or properties, the issuance of additional securities, the payment of dividends by us and other matters.

Our executive officers will not devote all of their time to our business, which may hinder our ability to operate successfully.

Our executive officers participate in business activities not associated with us, including serving as members of the management teams of Oceanbulk Maritime (which is affiliated with the Pappas family), Oceanbulk Container Carriers LLC and PST Tankers LLC (which are both affiliated with Oaktree and entities controlled by the family of Mr. Petros Pappas), and are not required to work full-time on our affairs. Initially, we expect that each of our executive officers will devote a substantial portion of his/her business time to the completion of our newbuilding program and management of our Company. Our executive officers may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of other companies with which they may be affiliated, including those companies listed above. In particular, we expect that the amount of time Mr. Pappas allocates to managing us will vary from time to time depending on the needs of the business and the level of strategic activity at the time. This structure may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are dependent on our managers and their ability to hire and retain key personnel.

Our success depends to a significant extent upon the abilities and efforts of our management team. For example, Mr. Pappas is integral to our business, and our success depends significantly on his abilities, industry knowledge and relationships. We do not maintain “key man” life insurance on any of our officers, and the loss of any of these individuals could adversely affect our business prospects and financial condition.

Our continued success will depend upon our and our managers’ ability to hire and retain key members of our management team. Difficulty in hiring and retaining personnel could adversely affect our results of operations. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense due to the increase in the size of the global shipping fleet. If we are not able to obtain higher charter rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows and financial condition. If we cannot hire, train and retain a sufficient number of qualified employees, we may be unable to manage, maintain and grow our business, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. As we expand our fleet, we will also need to expand our operational and financial systems and hire new shoreside staff and seafarers to crew our vessels; if we cannot expand these systems or recruit suitable employees, its performance may be adversely affected.

Risks Related to Our Corporate Structure and Our Common Shares

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations and to make dividend payments in the future depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. We do not intend to obtain funds from other sources to pay dividends. Furthermore, certain of our outstanding financing arrangements restrict the ability of some of our subsidiaries (which are the parent companies of various shipowning subsidiaries) to pay us dividends under certain circumstances (such as if an event of default exists, if certain dates have not passed and/or if certain financial ratios are not met). See Note 9, “Long Term Debt” to our audited consolidated financial statements, for more information regarding these restrictions contained in our historical financing arrangements. To the extent we do not receive dividends from our subsidiaries, our ability to pay dividends will be restricted.

Because we are organized under the laws of the Marshall Islands and because substantially all of our assets are located outside of the United States, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are or will be non-residents of the United States and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against our directors and officers in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors or officers.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our Third Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and our Second Amended and Restated Bylaws (the “Bylaws”) and by the Marshall Islands Business Corporations Act (the “MIBCA”). The provisions of the MIBCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the MIBCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the MIBCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the MIBCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a relatively more substantial body of case law. Additionally, the Republic of the Marshall Islands does not have a legal provision for bankruptcy or a general statutory mechanism for insolvency proceedings. As such, in the event of a future insolvency or bankruptcy, our shareholders and creditors may experience delays in their ability to recover their claims after any such insolvency or bankruptcy.

The price of our common shares may be highly volatile.

The price of our common shares may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

•	mergers and strategic alliances in the dry bulk shipping industry;

•	market conditions in the dry bulk shipping industry;

•	changes in government regulation;

•	the failure of securities analysts to publish research about us, or shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities markets.

The seaborne transportation industry has been highly unpredictable and volatile. The market for our common shares in this industry may be equally volatile. Consequently, you may not be able to sell the common shares at prices equal to or greater than those paid by you.

Future sales of our common shares could cause the market price of our common shares to decline.

Our Articles of Incorporation authorize us to issue common shares, of which 161,691,380 shares had been issued and were outstanding as of April 6, 2015. Sales of a substantial number of shares of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional shares of our common shares in the future. Our shareholders may incur dilution from any future equity offering and upon the issuance of additional shares of our common shares upon the exercise of options we grant to certain of our executive officers or upon the issuance of additional common shares pursuant to our equity incentive plan.

Certain shareholders hold registration rights, which may have an adverse effect on the market price of our common stock.

On September 20, 2011, we filed a registration statement on Form S-8 (File No. 333-176922) that covers the resale of up to 311,006 of our common shares that have been issued under our 2007, 2010 and 2011 equity incentive plans. We have included 485,783 common shares for resale in a universal shelf registration statement (File No. 333-180674), which was declared effective by the Securities and Exchange Commission (the “Commission”) on July 17, 2012. A Form F-3 registration statement for 7,731,776 common shares was filed with the SEC pursuant to a registration rights agreement and declared effective on November 12, 2013 for shares held by Oaktree and Monarch. On July 11, 2014, we entered into the Registration Rights Agreement. For more information regarding the terms of the Registration Rights Agreement, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” Pursuant to the Registration Rights Agreement, we filed a Form F-3 registration statement (Registration No. 333-197886), registering the resale of 67,258,287 common shares to be sold by certain selling shareholders listed therein, which was declared effective on September 25, 2014. In addition, the Registration Rights Agreement also provides the Oaktree Seller and its affiliates with certain demand registration rights and the Oaktree Seller, Pappas Seller, Monarch, Angelo, Gordon and Excel and certain affiliates thereof with certain shelf registration rights in respect of any common shares held by them (including the 29,917,312 common shares to be issued as the Excel Vessel Share Consideration and the 37,250,418 common shares purchased by Oaktree, Angelo, Gordon, Monarch and affiliates of the family of Mr. Pappas in the 2015 Equity Offering), subject to certain conditions. As a result of the Excel Transactions and pursuant to the Registration Rights Agreement, we filed another Form F-3 registration statement (Registration No. 333-198832) registering the resale of 29,917,312 common shares to be issued to Excel as the Excel Vessel Share Consideration, and the 37,250,418 common shares purchased by Oaktree, Angelo, Gordon, Monarch and affiliates of the family of Mr. Petros Pappas in the 2015 Equity Offering. This registration statement was declared effective on February 25, 2015. In addition, in the event that we register additional common shares for sale to the public following the closing of the Transactions, we will be required to give notice to the Oaktree Seller, Pappas Seller, Monarch, Angelo, Gordon and Excel, and certain affiliates thereof of its intention to effect such registration and, subject to certain limitations, we will be required to include common shares held by those holders in such registration. The resale of these common shares in addition to the offer and sale of the other securities included in such registration statements may have an adverse effect on the market price of our common stock.

Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger or acquisition, or could make it difficult for our shareholders to replace or remove our current board of directors, which could adversely affect the market price of our common shares.

Several provisions of our Articles of Incorporation and our Bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

•	authorizing our board of directors to issue “blank check” preferred stock without shareholder approval;

•	providing for a classified board of directors with staggered, three-year terms;

•	establishing certain advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of shareholders;

•	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares of our common shares entitled to vote for the directors; and

•	establishing supermajority voting provisions with respect to amendments to certain provisions of our Articles of Incorporation and our Bylaws.

These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

Item 4.	Information on the Company

A.	History and Development of the Company

We were incorporated in the Marshall Islands on December 13, 2006. Our executive offices are located at c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece and its telephone number is 011-30-210-617-8400.

Star Maritime Acquisition Corp. (“Star Maritime”), was organized under the laws of the State of Delaware on May 13, 2005 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or similar business combination, one or more assets or target businesses in the shipping industry. Following the formation of Star Maritime, its officers and directors were the holders of 601,795 common shares representing all of its then issued and outstanding capital stock. On December 21, 2005, Star Maritime consummated its initial public offering of 1,257,833 units, at a price of $150.00 per unit, each unit consisting of one share of Star Maritime common stock and one warrant to purchase one share of Star Maritime common stock at an exercise price of $120.00 per share. During December 2005, Star Maritime also completed a private placement of an aggregate of 75,500 units, each unit consisting of one share of common stock and one warrant to purchase one share of Star Maritime common stock at an exercise price of $120.00 per share, to Mr. Petros Pappas, our Chief Executive Officer and one of our directors, Mr. Koert Erhardt, one of our directors, Mr. Prokopios Tsirigakis, our former Chief Executive Officer and former director, and Mr. George Syllantavos, our former Chief Financial Officer and former director. The $11.3 million gross proceeds of the private placement were used to pay all fees and expenses of the initial public offering and as a result, the $188.7 million gross proceeds of the initial public offering were deposited in a trust account maintained by American Stock Transfer & Trust Company, LLC. Star Maritime’s common stock and warrants started trading on the American Stock Exchange under the symbols, SEA and SEA.WS, respectively on December 21, 2005.

On January 12, 2007, Star Maritime and Star Bulk entered into definitive agreements to acquire a fleet of eight dry bulk carriers, with a combined cargo-carrying capacity of approximately 692,000 dwt, from certain subsidiaries of TMT Co, Ltd, a global shipping company with management headquarters in Taiwan (“TMT”). These eight dry bulk carriers are referred to as the initial fleet. The aggregate purchase price specified in the Master Agreement by and among Star Bulk, Star Maritime and TMT (the “Master Agreement”), for the initial fleet was $224.5 million in cash and 835,843 of our common shares, which were issued on November 30, 2007. As additional consideration for the eight vessels, we agreed to issue 107,130 common shares to TMT in two installments as follows: (i) 53,565 additional common shares, no more than 10 business days following the filing of the Annual Report on Form 20-F for the fiscal year ended December 31, 2007, and (ii) 53,565 additional common shares, no more than 10 business days following the filing of the Annual Report on Form 20-F for the fiscal year ended December 31, 2008. The shares in respect of the first installment were issued to a nominee of TMT on July 17, 2008 and the shares in respect of the second installment were issued to a nominee of TMT on April 28, 2009.

On November 2, 2007, the Commission declared effective our joint proxy/registration statement filed on Forms F-1/F-4 and on November 27, 2007, we obtained shareholders’ approval for the acquisition of the initial fleet and for effecting the Redomiciliation Merger as a result of which Star Maritime merged into Star Bulk with Star Maritime merging out of existence and Star Bulk being the surviving entity. Each share of Star Maritime’s common stock was exchanged for one of our common shares and each warrant of Star Maritime was assumed by us with the same terms and conditions except that each became exercisable for our common shares. The Redomiciliation Merger became effective on November 30, 2007, and the common shares and warrants of Star Maritime ceased trading on the American Stock Exchange under the symbols SEA and SEA.WS, respectively. Our common shares and warrants started trading on the Nasdaq Global Select Market on December 3, 2007, under the ticker symbols SBLK and SBLKW, respectively. All of our warrants expired worthless and ceased trading on the Nasdaq Global Select Market on March 15, 2010. We began our operations on December 3, 2007, with the delivery of our first vessel Star Epsilon.

On February 25, 2014, we acquired 33% of the total outstanding common stock of Interchart, a Liberian company affiliated with family members of our Chief Executive Officer, which acts as chartering broker to our fleet, for a total consideration of $0.2 million in cash and 22,598 restricted common shares issued on April 1, 2014. The ownership interest was purchased from an entity affiliated with family members of our Chief Executive Officer, including our former director Ms. Milena-Maria Pappas. On the same date, we entered into a services agreement, with Interchart for chartering, brokering and commercial services for our vessels for an annual fee of €0.5 million (approximately $0.6 million, using the exchange rate as of December 31, 2014, eur/usd 1.22). In November 2014, we entered into a new agreement with Interchart for chartering, brokering and commercial services for all of our vessels for a monthly fee of $0.3 million. The agreement is effective from October 1, 2014 until March 31, 2015. The previous agreement with Interchart, dated February 25, 2014, was terminated when this agreement became effective.

Beginning in July 2014, we entered into the Merger, the Heron Transaction, the Pappas Transaction and the Excel Transactions that greatly expanded our fleet, as described in “Item 3. Key Information”.

Vessel Acquisitions, Newbuilding Vessels, Bareboat Charters, Dispositions and Other Significant Transactions

Vessel Acquisitions

On November 5, 2013, we entered into two agreements with two third parties to acquire Star Challenger and Star Fighter for an aggregate price of $58.1 million. Star Challenger and Star Fighter are Ultramax vessels of 61,462 dwt and 61,455 dwt, built in 2012 and 2013, respectively. The vessels were delivered to us on December 12, 2013 and on December 30, 2013, respectively.

On January 24, 2014, we entered into agreements to acquire Star Vega and Star Sirius from Glocal Maritime Ltd., a third party, for an aggregate purchase price of $60.0 million. Both Star Vega and Star Sirius are Post Panamax vessels of 98,681 dwt each, built in 2011. The vessels were delivered to us on February 13, 2014 and March 7, 2014, respectively. Upon their delivery, the vessels were chartered back to Glocal Maritime Ltd. for a daily rate of $15,000 less brokerage commission of 1.25%, with the duration of their charters lasting at least until June 2016.

Newbuilding Vessels

On July 5, 2013, we entered into agreements with Shanghai Waigaoqiao Shipbuilding Co. (“SWS”) for the construction of two 180,000 dwt Capesize vessels, with fuel efficient specifications, Hull 1338 (tbn Star Aries) and Hull 1339 (tbn Star Taurus), with expected deliveries in September 2015 and January 2016, respectively.

On September 23, 2013, we entered into agreements with SWS for the construction of two 208,000 dwt Newcastlemax vessels, with fuel efficient specifications, Hull 1342 (tbn Star Gemini) and Hull 1343 (tbn Star Leo), with expected deliveries in January and March 2016, respectively.

On September 27, 2013, we entered into agreements with Nantong COSCO KHI Ship Engineering Co. (“NACKS”) for the construction of two 61,000 dwt Ultramax vessels, Hull NE 196 (tbn Star Antares) and Hull NE 197 (tbn Star Lutas), and one 209,000 dwt Newcastlemax vessel, Hull NE 198 (tbn Star Poseidon), each with fuel efficient specifications and expected deliveries in September 2015, November 2015 and March 2016, respectively.

On October 22, 2013, we entered into contracts with Japan Marine United Corporation (“JMU”), for the construction of two 60,000 dwt Ultramax vessels, Hull 5040 (tbn Star Acquarius) and Hull 5043 (tbn Star Pisces), with fuel efficient specifications and expected deliveries in May 2015 and July 2015, respectively.

Bareboat Charters

On February 17, 2014, we entered into agreements (the “Bareboat Charters”) with CSSC (Hong Kong) Shipping Company Limited (“CSSC”), an affiliate of SWS, to bareboat charter for ten years two fuel efficient Newcastlemax vessels (Hull 1372 (tbn Star Libra) and Hull 1371(tbn Star Virgo), each with a cargo carrying capacity of 208,000 deadweight tons. The vessels are being constructed pursuant to shipbuilding contracts entered into between two pairings of affiliates of SWS. Each pair has one shipyard party (each, an “SWS Builder”) and one ship-owning entity (each an “SWS Owner”). Delivery to us of each vessel is deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder. Pursuant to the terms of the Bareboat Charters, we are required to pay upfront fees, corresponding to the pre-delivery installments to the shipyard. An amount of $47.2 million and $46.4 million, respectively, for the construction cost of each vessel, corresponding to the last pre-delivery and delivery installment to the shipyard, will be financed by the relevant SWS Owner, to whom we will pay a daily bareboat charter hire rate payable monthly plus a variable amount corresponding to the LIBOR payable every six months. In addition, we will pay for Hull 1371 (tbn Star Virgo) an installment of $0.3 million and an additional amount of $0.7 million for agreed extra costs for both vessels. In addition, we will pay an amount of $0.9 million, representing handling fees for the construction of the two vessels in two installments. The first installment of $0.5 million was paid upon the signing of the Bareboat Charters, and the second installment is due in one year. Under the terms of the Bareboat Charters, we have the option to purchase the CSSC Vessels at any time, such option being exercisable on a monthly basis against a predetermined, amortizing-during-the-charter-period prices. We have the obligation to purchase the two vessels at the expiration of the bareboat term at a purchase price of $14.2 million and $13.9 million, respectively. Upon the earlier of the exercise of the purchase options or the expiration of the Bareboat Charters, we will own the CSSC Vessels.

Merger and Pappas Transactions

In the Merger and Pappas Transactions, we acquired 13 dry bulk vessels and contracts for the construction of 26 newbuilding dry bulk fuel-efficient Eco-type vessels (eight of which, Peloreus, Leviathan, Indomitable, Honey Badger, Wolverine, Idee Fixe, Roberta and Gargantua were delivered to us by April 6, 2015) at shipyards in Japan and China, of which nine are subject to bareboat charters, as described below. The total purchase consideration for the July 2014 Transactions is estimated at $616.3 million.

On May 17, 2013, subsidiaries of Ocenbulk entered into separate bareboat charter party contracts with affiliates of New Yangzijiang shipyards for eight-year bareboat charters of four newbuilding 64,000 dwt Ultramax vessels Hulls HN 1061 (tbn Roberta), HN 1062 (tbn Laura), HN 1063 (tbn Idee Fixe) and HN 1064 (tbn Kaley) being built at New Yangzijiang. The vessels are being constructed pursuant to four shipbuilding contracts entered into between four pairings of affiliates of New Yangzijiang. Each pair has one shipyard party (each, a “New YJ Builder”) and one ship-owning entity (each a “New YJ Owner”). Delivery of each vessel to us is deemed to occur upon delivery of the vessel to the New YJ Owner from the corresponding New YJ Builder. An amount of $20.7 million for the construction cost of each vessel will be financed by the relevant New YJ Owner, to whom we will pay a pre-agreed daily bareboat charter hire rate on a 30-days advance basis. After each vessel’s delivery, we have monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices. On the eighth anniversary of the delivery of each vessel, we have the obligation to purchase the vessel at a purchase price of $6.0 million. Two of the above vessels, Idee Fixe (ex HN 1063) and Roberta (ex HN 1061), were delivered to us on March 25, 2015 and March 31, 2015, respectively.

On December 27, 2013, subsidiaries of Ocenbulk entered into separate bareboat charter party contracts with affiliates of SWS for ten-year bareboat charters of five newbuilding 208,000 dwt Newcastlemax vessels Hulls HN 1359 (tbn Star Marisa), HN 1360 (tbn Star Ariadne), HN 1361 (tbn Star Magnanimus), HN 1362 (tbn Star Manticore) and HN 1363 (tbn Star Chaucer) being built at SWS. The vessels are being constructed pursuant to shipbuilding contracts entered into between five pairings of affiliates of SWS. Each pair has one shipyard party (each, an “SWS Builder”) and one ship-owning entity (each an “SWS Owner”). Delivery of each vessel to us is deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder. An amount of $46.4 million for the construction cost of each vessel will be financed by the relevant SWS Owner, to whom we will pay a daily bareboat charter hire rate payable monthly plus a variable amount corresponding to the LIBOR payable every six months and a one-time handling fee of $0.5 million. After each vessel’s delivery, we have monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices. At the end of the ten-year charter period for each vessel, we have the obligation to purchase the vessel at a purchase price of $13.9 million.

The Merger Agreement also provided for the acquisition of the Heron Vessels. On November 11, 2014, we entered into two separate agreements with Heron to acquire the vessels ABYO Gwyneth (renamed Star Gwyneth) and ABYO Angelina (renamed Star Angelina), which were delivered to us on December 5, 2014. The cost for the acquisition of these vessels was determined based on the fair value of the 2,115,706 common shares issued on July 11, 2014, in connection with the Heron Transaction, of $25.1 million and $25.0 million in cash payment which was financed by the Heron Vessels Facility (as defined below see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Senior Secured Credit Facilities”), according to the provisions of the Merger Agreement with respect to these acquisitions.

A total of 54,104,200 of our common shares were issued to the various selling parties in the July 2014 Transactions.

Excel Transactions

Through the Excel Transactions, we acquired the 34 Excel Vessels for an aggregate of 29,917,312 common shares and $288.4 million in cash. In the case of three Excel Vessels (Christine (tbr Star Martha), Sandra (tbr Star Pauline) and Lowlands Beilun (tbr Star Despoina)) which were transferred subject to existing charters, we received the outstanding equity interests of the vessel-owning subsidiaries that own those Excel Vessels (although all other assets and liabilities of such vessel-owning subsidiaries remained with Excel).

Vessel Dispositions

On February 22, 2012, we entered into an agreement to sell Star Ypsilon to a third party, together with a quantity of 667 metric tons of fuel oil, for a contracted price of $9.13 million less an address commission of 3% and a brokerage commission of 2%. We delivered the vessel to its purchasers on March 9, 2012. In connection with the sale of Star Ypsilon and the terms of the HSH Nordbank $64.5 million Facility (as defined below see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Senior Secured Credit Facilities”), on March 7, 2012, we repaid $7.36 million of the outstanding borrowings under the HSH Nordbank $64.5 million Facility and the mortgage over the vessel was released.

On March 14, 2013, we entered into an agreement to sell Star Sigma to a third party for a contracted price of $9.0 million less an address commission of 3% and a brokerage commission of 1%. The vessel was delivered to its purchasers on April 10, 2013. On April 2, 2013, in connection with the sale of Star Sigma, we fully repaid the $4.7 million balance of Capesize Tranche of the HSH Nordbank $64.5 million Facility. The remaining $4.7 million balance from the sale proceeds of Star Sigma was applied as a prepayment to the Supramax Tranche of the HSH Nordbank $64.5 million Facility. As a result, the next seven scheduled quarterly installments for that facility, commencing in April 2013 were reduced on a pro-rata basis equal to the amount of the prepayment and the mortgage over the vessel was released.

On December 17, 2014, January 20, 2015, January 28, 2015, March 6, 2015 and March 19, 2015, we entered into separate agreements with third parties to sell the vessels Star Kim, Star Julia, Star Tatianna, Rodon and Star Monika, respectively, five of the Excel Vessels, at market terms. The vessels were delivered to their purchasers on January 21, 2015, February 4, 2015, February 9, 2015, March 12, 2015 and April 6, 2015, respectively.

In 2015, in connection with the sales of Star Kim, Star Julia, Star Tatianna and Star Monika and in accordance with the terms of the Excel Vessel CiT Facility (as defined below see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Senior Secured Credit Facilities”), we prepaid $18.2 million of the outstanding amount under the Excel Vessel CiT Facility, which amount was applied against the balloon installment thereunder.

B.	Business overview

General

We are an international shipping company with extensive operational experience that owns and operates a fleet of dry bulk carrier vessels. On a fully delivered basis, we will have a fleet of 98 vessels consisting primarily of Capesize as well as Kamsarmax, Ultramax and Supramax vessels with a carrying capacity between 45,500 dwt and 209,000 dwt. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes. Our highly experienced executive management team, with a combined 120 years of shipping industry experience, is led by Mr. Petros Pappas, who has more than 35 years of shipping industry experience and has managed more than 270 vessel acquisitions and dispositions.

As of April 6, 2015, our operating fleet of 68 vessels had an aggregate capacity of approximately 7.1 million dwt. We have also entered into or acquired contracts for the construction of 29 of the latest generation “Eco-type” vessels at leading shipyards in Japan and China, which we define as vessels that are designed to be more fuel-efficient than standard vessels of similar size and age. As of April 6, 2015, the total payments for our 29 newbuilding vessels were expected to be $1,296.1 million, of which we had already paid $258.6 million. As of April 6, 2015, we had $208.4 million of cash on hand, we had obtained commitments for $832.1 million of secured debt for 27 newbuilding vessels and we were in negotiations for an additional $65.0 million of secured debt for two newbuilding vessels. By the third quarter of 2016, we expect our fleet to consist of 98 wholly owned vessels, with an average age of 7.2 years and an aggregate capacity of 11.5 million dwt. As of April 6, 2015, the average age of our operating fleet was 8.4 years. On a fully delivered basis and based on publicly available information, we believe our fleet will make us the largest U.S. publicly traded dry bulk shipping company by deadweight tonnage.

Our fleet is well-positioned to take advantage of economies of scale in commercial, technical and procurement management, with 20 of our 29 newbuilding vessels expected to be delivered in the remainder of 2015. For our operating fleet and our newbuildings, we have focused on vessels built at leading Japanese and Chinese shipyards, which, in our experience, are more reliable and less expensive to operate and are accordingly preferred by charterers. Currently, because of prevailing market conditions, we primarily employ our vessels in the spot market, under short term time charters or voyage charters. While employing the vessels under a voyage charter may require more management attention than under time charters, the vessel owner benefits from any fuel savings it can achieve because fuel is paid for by the vessel owner. On a fully-delivered basis, we will have a large, modern, fuel-efficient and high-quality fleet, which emphasizes the largest Eco-type Capesize and Newcastlemax vessels, built at leading shipyards and featuring the latest technology. As a result, we believe we will have an opportunity to capitalize on rising market demand during a period of reduced fleet growth, customer preferences for our ships and economies of scale, while enabling us to capture the benefits of fuel cost savings through spot time charters or voyage charters.

Our Fleet

We have built a fleet through timely and selective acquisitions of secondhand and newbuilding vessels. Because of the industry reputation and extensive relationships of Mr. Pappas and the other members of our senior management, we have been able to contract for our newbuilding vessels with leading shipyards at prices that we believe reflect the recent dry bulk shipping downturn. We believe that owning a modern, well-maintained fleet reduces operating costs, improves the quality of services we deliver and provides us with a competitive advantage in securing favorable spot time charters and voyage charters with high-quality counterparties. Each of our newbuilding vessels will be equipped with a vessel remote monitoring system that will provide data to a central location in order to monitor fuel and lubricant consumption and efficiency on a real-time basis. We expect to retrofit all of our operating vessels and most of the Excel Vessels with a similar monitoring system. While these monitoring systems are generally available in the shipping industry, we believe that they can be cost-effectively employed only by large-scale shipping operators, such as us.

Our fleet, which emphasizes large Capesize vessels, primarily transports minerals from the Americas and Australia to East Asia, particularly China, but also Japan, South Korea, Taiwan, Indonesia and Malaysia. Our Supramax vessels carry minerals, grain products and steel between the Americas, Europe, Africa, Australia and Indonesia and from these areas to China, Japan, South Korea, Taiwan, the Philippines and Malaysia.

Our newbuilding vessels are being built at leading Japanese and Chinese shipyards. The following tables summarize key information about our fully delivered fleet, as of April 6, 2015:

Operating Fleet

	Vessel Name	Drybulk Vessel Type	Capacity (dwt.)	Year Built	Charter Type/ Month of Contract Expiry
1	Gargantua (1)	Newcastlemax	209,529	2015	May 2015
2	Indomitable (1)	Capesize	182,476	2015	May 2015
3	Leviathan (1)	Capesize	182,511	2014	April 2015
4	Peloreus (1)	Capesize	182,496	2014	June 2015
5	Obelix (1)	Capesize	181,433	2011	-
6	Christine (tbr Star Martha) (2)	Capesize	180,274	2010	October 2015
7	Sandra (tbr Star Pauline) (2)	Capesize	180,274	2008	August 2015
8	Pantagruel (1)	Capesize	180,181	2004	-
9	Star Borealis	Capesize	179,678	2011	-
10	Star Polaris	Capesize	179,600	2011	-
11	Star Angie (ex Iron Miner) (2)	Capesize	177,931	2007	May 2015
12	Big Fish (1)	Capesize	177,643	2004	-
13	Kymopolia (1)	Capesize	176,990	2006	May 2015
14	Big Bang (1)	Capesize	174,109	2007	November 2015
15	Star Aurora	Capesize	171,199	2000	May 2015
16	Star Mega	Capesize	170,631	1994	-
17	Lowlands Beilun (tbr Star Despoina) (2)	Capesize	170,162	1999	August 2015
18	Star Big	Capesize	168,404	1996	May 2015
19	Star Eleonora (ex Kirmar) (2)	Capesize	164,218	2001	-
20	Star Monisha (ex Iron Beauty) (2)	Capesize	164,218	2001	-
21	Amami (1)	Post Panamax	98,681	2011	February 2016
22	Madredeus (1)	Post Panamax	98,681	2011	April 2016
23	Star Sirius	Post Panamax	98,681	2011	June 2016
24	Star Vega	Post Panamax	98,681	2011	August 2016
25	Star Angelina (ex ABYO Angelina) (3)	Kamsarmax	82,981	2006	April 2015
26	Star Gwyneth (ex ABYO Gwyneth) (3)	Kamsarmax	82,790	2006	June 2015
27	Star Kamila (ex Iron Bradyn) (2)	Kamsarmax	82,769	2005	April 2015
28	Pendulum (1)	Kamsarmax	82,619	2006	April 2015
29	Star Maria (ex Iron Lindrew) (2)	Kamsarmax	82,598	2007	May 2015
30	Star Markella (ex Iron Brooke)(2)	Kamsarmax	82,594	2007	-
31	Star Danai (ex Pascha) (2)	Kamsarmax	82,574	2006	April 2015
32	Star Georgia (ex Coal Hunter) (2)	Kamsarmax	82,298	2006	May 2015
33	Star Sophia (ex Iron Manolis) (2)	Kamsarmax	82,269	2007	May 2015
34	Star Mariella (ex Santa Barbara) (2)	Kamsarmax	82,266	2006	May 2015
35	Star Moira (ex Iron Vassilis) (2)	Kamsarmax	82,257	2006	May 2015
36	Star Nina (ex Iron Kalypso) (2)	Kamsarmax	82,224	2006	May 2015
37	Star Renee (ex Coal Gypsy) (2)	Kamsarmax	82,221	2006	April 2015
38	Star Nasia (ex Iron Anne) (2)	Kamsarmax	82,220	2006	June 2015
39	Star Laura (ex Iron Fuzeyya) (2)	Kamsarmax	82,209	2006	May 2015
40	Star Helena (ex Iron Bill) (2)	Kamsarmax	82,187	2006	June 2015
41	Mercurial Virgo (1)	Kamsarmax	81,545	2013	June 2015
42	Magnum Opus (1)	Kamsarmax	81,022	2014	May 2015
43	Tsu Ebisu (1)	Kamsarmax	81,001	2014	May 2015
44	Star Iris (ex Grain Express) (2)	Panamax	76,466	2004	May 2015
45	Star Aline (ex IronKnight) (2)	Panamax	76,429	2004	April 2015
46	Star Emily (ex Grain Harvester) (2)	Panamax	76,417	2004	April 2015
47	Star Christianna (ex Isminaki) (2)	Panamax	74,577	1998	April 2015
48	Star Natalie (ex Angela Star)(2)	Panamax	73,798	1998	June 2015
49	Star Nicole (ex Elinakos) (2)	Panamax	73,751	1997	April 2015
50	Star Vanessa (ex Coal Pride) (2)	Panamax	72,493	1999	February 2016
51	Star Claudia (ex Happyday) (2)	Panamax	71,662	1997	April 2015
52	Idee Fixe (1)	Ultramax	63,458	2015	June 2015
53	Roberta (1)	Ultramax	63,426	2015	June 2015
54	Star Challenger	Ultramax	61,462	2012	April 2015
55	Star Fighter	Ultramax	61,455	2013	April 2015
56	Honey Badger (1)	Ultramax	61,297	2015	May 2015
57	Wolverine (1)	Ultramax	61,297	2015	May 2015
58	Maiden Voyage (1)	Supramax	58,722	2012	April 2015
59	Strange Attractor (1)	Supramax	55,742	2006	April 2015
60	Star Omicron	Supramax	53,489	2005	April 2015
61	Star Gamma	Supramax	53,098	2002	May 2015
62	Star Zeta	Supramax	52,994	2003	May 2015
63	Star Delta	Supramax	52,434	2000	July 2015
64	Star Theta	Supramax	52,425	2003	April 2015
65	Star Epsilon	Supramax	52,402	2001	April 2015
66	Star Cosmo	Supramax	52,246	2005	April 2015
67	Star Kappa	Supramax	52,055	2001	May 2015
68	Star Michele (ex Emerald) (2)	Handymax	45,588	1998	May 2015
		Total dwt:	7,060,508

(1)	These vessels were acquired pursuant to the July 2014 Transactions.

(2)	These vessels were delivered to us from Excel pursuant to the Excel Transactions.

(3)	These vessels were delivered to us from Heron.

Acquired fleet to be delivered

Vessel Name	Drybulk Vessel Type	Capacity (dwt.)	Year Built	Shipyard
Ore Hansa (tbr Star Jennifer)	Kamsarmax	82,209	2006	Tsuneishi Japan

	Total dwt to be acquired from Excel:	82,209

Newbuilding Vessels
	Vessel Name	Drybulk Vessel Type	Capacity (dwt.)	Shipyard	Expected Delivery Date
1	HN 1062 (tbn Laura) (2)	Ultramax	64,000	New Yangzijiang, China	April 2015
2	HN 5017 (tbn Deep Blue)	Capesize	182,000	JMU, Japan	April 2015
3	HN 1312 (tbn Bruno Marks)	Capesize	180,000	SWS, China	May 2015
4	HN 1064 (tbn Kaley) (2)	Ultramax	64,000	New Yangzijiang, China	May 2015
5	HN 5040 (tbn Star Aquarius)	Ultramax	60,000	JMU, Japan	May 2015
6	HN NE 167 (tbn Goliath)	Newcastlemax	209,000	NACKS, China	June 2015
7	HN NE 184 (tbn Maharaj)	Newcastlemax	209,000	NACKS, China	July 2015
8	HN 1313 (tbn Jenmark)	Capesize	180,000	SWS, China	July 2015
9	HN 1080 (tbn Kennadi)	Ultramax	64,000	New Yangzijiang, China	July 2015
10	HN 5043 (tbn Star Pisces)	Ultramax	60,000	JMU, Japan	July 2015
11	HN 1372 (tbn Star Libra) (3)	Newcastlemax	208,000	SWS, China	August 2015
12	HN 1081 (tbn Mackenzie)	Ultramax	64,000	New Yangzijiang, China	August 2015
13	HN 5055 (tbn Behemoth)	Capesize	182,000	JMU, Japan	September 2015
14	HN 1338 (tbn Star Aries)	Capesize	180,000	SWS, China	September 2015
15	HN NE 196 (tbn Star Antares)	Ultramax	61,000	NACKS, China	September 2015
16	HN 1082 (tbn Night Owl)	Ultramax	64,000	New Yangzijiang, China	October 2015
17	HN 1359 (tbn Star Marisa) (3)	Newcastlemax	208,000	SWS, China	November 2015
18	HN 5056 (tbn Megalodon)	Capesize	182,000	JMU, Japan	November 2015
19	HN 1083 (tbn Early Bird)	Ultramax	64,000	New Yangzijiang, China	November 2015
20	HN NE 197 (tbn Star Lutas)	Ultramax	61,000	NACKS, China	November 2015
21	HN 1342 (tbn Star Gemini)	Newcastlemax	208,000	SWS, China	January 2016
22	HN 1339 (tbn Star Taurus)	Capesize	180,000	SWS, China	January 2016
23	HN 1360 (tbn Star Ariadne) (3)	Newcastlemax	208,000	SWS, China	February 2016
24	HN 1371 (tbn Star Virgo) (3)	Newcastlemax	208,000	SWS, China	February 2016
25	HN NE 198 (tbn Star Poseidon)	Newcastlemax	209,000	NACKS, China	March 2016
26	HN 1343 (tbn Star Leo)	Newcastlemax	208,000	SWS, China	March 2016
27	HN 1361 (tbn Star Magnanimus) (3)	Newcastlemax	208,000	SWS, China	May 2016
28	HN 1362 (tbn Star Manticore) (3)	Newcastlemax	208,000	SWS, China	June 2016
29	HN 1363 (tbn Star Chaucer) (3)	Newcastlemax	208,000	SWS, China	September 2016
		Total dwt:	4,391,000

		Total operating dwt:	7,060,508
		Total dwt to be acquired from Excel:	82,209
		Total fully delivered dwt:	11,533,717

(1)	As used in herein, “JMU” refers to Japan Marine United, “SWS” refers to Shanghai Waigaoqiao Shipbuilding Co., Ltd., “NACKS” refers to Nantong COSCO KHI Ship Engineering Co., Ltd., and “New Yangzijiang” refers to Jiangsu Yangzijiang Shipbuilding Co. Ltd.

(2)	We have entered into bareboat charters with affiliates of the New Yangzijiang shipyard for these vessels with the option to purchase the vessels at any time and a purchase obligation upon the completion of the eighth year of the bareboat charterparty.

(3)	We have entered into bareboat charters with affiliates of the SWS shipyard for these vessels with the option to purchase the vessels at any time and a purchase obligation upon the completion of the tenth year of the bareboat charterparty.

Our Competitive Strengths

We believe that we possess a number of competitive strengths in our industry, including:

Track record of fleet growth with an extensive pipeline of attractive newbuilding vessels

Since 2007, we have successfully acquired 76 on the water modern dry bulk carrier vessels built between 1992 and 2015, with a total capacity of approximately 12.0 million dwt, including 23 Capesize, four Post-Panamax, 20 Kamsarmax, 13 Panamax, four Ultramax, ten Supramax and two Handymax vessels. During the same period we have successfully disposed of ten older dry bulk carrier vessels, including four Capesize, five Panamax and one Handymax vessel.

Our operating fleet of dry bulk carrier vessels were built at leading Japanese, Chinese and Korean shipyards between 1993 and 2015, all of which are serving existing customers. Our management team’s newbuilding philosophy has been to focus on building vessels exclusively at what we believe to be among the leading shipyards in Japan and China rather than simply purchasing available slots at any shipyard. Based on our experience, we believe that charterers will prefer newer, high-quality vessels and that such vessels will help to reduce operating and maintenance expenses and increase utilization rates. Mr. Pappas has leveraged his relationships with the shipyards to carefully plan our 29-vessel newbuilding program, including Capesize ships built at JMU, which we believe are very desirable because of their fuel efficiency and reliability. Our newbuilding program is designed to take advantage of economies of scale as quickly as practicable, adding a total capacity of approximately 4.4 million dwt, with 20 of the 29 vessels to be delivered in the remaining months of 2015. As of April 6, 2015, the average age of our operating fleet was 8.4 years. When our newbuilding program is completed (which we expect in the third quarter of 2016), on a fully delivered basis, our fleet is expected to consist of 98 wholly owned vessels, with an average age of 7.2 years and an aggregate capacity of 11.5 million dwt. We believe that our operating fleet and our expected newbuilding delivery schedule give us a competitive advantage.

Focus on fuel efficiency and improving vessel operations

All of our 29 newbuilding vessels are Eco-type vessels, and our Capesize ships being built at JMU in Japan have some of the lowest projected fuel consumption rates in the Capesize market. These fuel-efficient Eco-type vessels will enable us to take advantage of available fuel cost savings and operational efficiencies and give us the opportunity to generate advantageous TCE rates, particularly in an environment in which fuel costs are high and charterhire rates are relatively low. In addition, each of our newbuilding vessels will be equipped with a sophisticated vessel remote monitoring system that will allow us to collect real-time information on the performance of critical on-board equipment, with a particular focus on fuel consumption and engine performance. Using this information, we will be able to be proactive in identifying potential problems and evaluating optimum operating parameters during various sea passage conditions. We will also be able to compare actual vessel performance to reported vessel performance and provide feedback to crews in real time, thereby reducing the likelihood of errors or omissions by our crews. Similar systems will be retrofitted to all of our operating vessels and most of the Excel Vessels. The vessel remote monitoring system is designed to enhance our ability to manage the operations of our vessels, thereby increasing operational efficiency and reducing maintenance costs and off-hire time. In addition, because of the similarities between the Excel Vessels and a number of our newbuilding vessels, we can take advantage of efficiencies in crewing, training and spare parts inventory management and can apply technical and operational knowledge of one ship to its sister ships. In addition to our newbuilding Eco-type vessels, 31 of our operating vessels are being equipped with sliding engine valves and alpha lubricators, making them semi-Eco vessels with increased fuel efficiency and decreased lubricant consumption. Most of the Excel Vessels either are equipped or are in the process of being equipped with similar features for increased fuel efficiency and decreased lubricant consumption.

Experienced management team with a strong track record in the shipping industry

Our company’s leadership has considerable shipping industry expertise. Our founder and Chief Executive Officer, Mr. Pappas, has an established track record in the dry bulk industry, with more than 35 years of experience and more than 270 vessel acquisitions and dispositions. Mr. Pappas has extensive experience in operating and investing in shipping, including through his principal shipping operations and investment vehicle, Oceanbulk Maritime. Mr. Pappas also has extensive relationships in the shipping industry, and he has leveraged his deep relationships with shipbuilders to formulate our newbuilding program.

Mr. Hamish Norton, our President, is also the Head of Corporate Development and Chief Financial Officer of Oceanbulk Maritime with more than 22 years of experience in the shipping industry. Prior to joining Oceanbulk Maritime, from 2007 through 2012, Mr. Norton was a Managing Director and the Global Head of the Maritime Group at Jefferies LLC, and from 2003 to 2007, he was head of the shipping practice at Bear Stearns. Mr. Norton has advised in numerous capital markets and mergers and acquisitions transactions by shipping companies.

Mr. Christos Begleris, our Co-Chief Financial Officer, has served as Deputy Chief Financial Officer of Oceanbulk Maritime since 2013 and was the Chief Financial Officer of Oceanbulk from January 2014. He has been involved in the shipping industry since 2008 and has considerable banking and capital markets experience, having executed more than $9.0 billion of acquisitions and financings.

Mr. Simos Spyrou, our Co-Chief Financial Officer, has served as Chief Financial Officer of Star Bulk since September 2011. Mr. Spyrou has more than 15 years of experience in the Greek equity and derivative markets at the Hellenic Exchanges Group.

Mr. Nicos Rescos, our Chief Operating Officer, has served as the Chief Operating Officer of Oceanbulk Maritime since April 2010 and the Commercial Director of Goldenport Holdings Inc. since 2000. He has been involved in the shipping industry in key commercial positions since 1993 and has strong expertise in the dry bulk, container and product tanker markets, having been responsible for more than 150 vessel acquisitions and dispositions.

Mr. Zenon Kleopas, our Executive Vice-President—Technical & Operations, joined us in July 2011 and has over 30 years of experience in the shipping industry. He was actively involved in the acquisition of our initial fleet in 2007 and 2008. He has extensive experience in ship operations and supervising ship management through his continuous employment in shipping companies in the United Kingdom and Greece since 1980.

For more information on our management team, see “Item 6. Directors, Senior Management and Employees – Directors, Senior Management and Employees.”

Extensive relationships with customers, lenders, shipyards and other shipping industry participants

Through Mr. Pappas and our senior management team, we have strong global relationships with shipping companies, charterers, shipyards, brokers and commercial shipping lenders. Our senior management team has a long track record in the voyage chartering of dry bulk ships (including those that comprise our operating fleet), which we expect will be of great benefit to us in increasing the profitability of our newbuilding fleet. The chartering team has long experience in the business of arranging voyage and short-term time charters and can leverage its extensive industry relationships to arrange for favorable and profitable charters. We believe that these relationships with these counterparties and our strong sale and purchase track record and reputation as a creditworthy counterparty should provide us with access to attractive asset acquisitions, chartering and ship financing opportunities. Mr. Pappas has also leveraged his deep relationships with various shipyards to enable us to implement our newbuilding program and obtain attractive slots at those shipyards.

Our Business Strategies

Our primary objectives are to grow our business profitably and to continue to grow as a successful owner and operator of dry bulk vessels. The key elements of our strategy are:

Capitalize on expected increases in demand for dry bulk shipping

We have observed a recent downward volatility in dry bulk charterhire rates. Based on our analysis of industry dynamics, we believe that dry bulk charterhire rates will rise for the medium term, coinciding with our expected fleet expansion. The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of February, 2015, the global dry bulk carrier order book amounted to approximately 20.5% of the existing fleet at that time. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Generally, dry bulk carriers at or over 25 years old are likely to be scrapped. During 2014, a total of 15.6 million dwt was scrapped, representing the fourth highest level in the history of the dry bulk industry. In addition, in the first two months of 2015, we have observed a record demolition rate for dry bulk vessels, with 5.9 million dwt being scrapped. Historically, from 2006 to 2014, vessel demolition rates ranged from 2.0 million dwt to 33.0 million dwt. We have also observed the conversion of a number of newbuilding dry bulk vessels to tanker and container vessels, which we consider has the positive consequence of reducing dry bulk vessel deliveries and hence supply. We expect that the historically low freight rate environment will continue to dissuade ship owners from ordering further dry bulk vessels. By reducing vessel supply, we believe that the above three factors will have a positive effect on freight rates in the future. While the charter market remains at current levels, we intend to operate our vessels in the spot market under short-term time charter market or voyage charters in order to benefit from any future increases in charter rates.

Charter our vessels in an active and sophisticated manner

Our business strategy is centered on arranging voyage and short term time charters for our vessels, an approach that is tailored specifically to the fuel efficiency of our fleet, particularly our newbuilding vessels. While this process is more difficult and labor-intensive than placing our vessels on longer-term time charters, it can lead to greater profitability, particularly for vessels that have lower fuel consumption than typical vessels. When operating a vessel on a voyage charter, we (as owner of the vessel) will incur fuel costs, and therefore, we are in a position to benefit from fuel savings (particularly for our Eco-type vessels). If charter market levels rise, we may employ part of our fleet in the long-term time charter market, while we may be able to more advantageously employ our newbuilding fleet in the voyage charter market in order to capture the benefit of available fuel cost savings. For a long-term time charter, a rate based in part on the projected fuel consumption of our ship must be negotiated, and we may not be given full credit by the chartering party for the fuel efficiency of our vessels. In addition, our large, diverse and high quality fleet provides scale to major charterers, such as iron ore miners, utility companies and commodity trading houses. On December 17, 2014, we announced the formation of a long-term strategic partnership with a significant iron ore mining company for the chartering of three Newcastlemax vessels to be delivered in 2015, under an index-linked voyage charter for a five-year period. This arrangement will allow us to take the full benefit of the vessels’ increased cargo carrying capacity as well as potential savings arising from their fuel efficiency, as we will be compensated on a $/ton basis, while being responsible for the voyage expenses of the vessels. We seek similar arrangements with other charterers, offering them providing the scale required for the transportation of large commodity volumes over a multitude of trading routes around the world.

Expand our fleet through opportunistic acquisitions of high-quality vessels at attractive prices

As of April 6, 2015, we had contracts for 29 additional newbuilding vessels with an aggregate capacity of approximately 4.4 million dwt. We have also entered into the Excel Transactions, pursuant to which, we agreed to acquire 34 operating vessels with an aggregate capacity of approximately 3.2 million dwt. As of April 6, 2015, 33 Excel Vessels with a capacity of 3.1 million dwt had been delivered to us (of which five Excel Vessels had been sold to new owners as of that date). We intend to continue to opportunistically acquire high-quality vessels at attractive prices. When evaluating acquisitions, we will consider and analyze, among other things, our expectations of fundamental developments in the dry bulk shipping industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications with particular regard to fuel consumption, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. We believe that these circumstances combined with our management’s knowledge of the shipping industry may present an opportunity for us to grow our fleet at favorable prices.

Maintain a strong balance sheet through moderate use of leverage

We plan to finance our fleet, including future vessel acquisitions, with a mix of debt and equity, and we intend to maintain moderate levels of leverage over time, even though we may have the capacity to obtain additional financing. As of December 31, 2014, our debt to total capitalization ratio was approximately 42%. By maintaining moderate levels of leverage, we maintain greater flexibility than our more leveraged competitors to operate our vessels under shorter spot or period charters. Charterers have increasingly favored financially solid vessel owners, and we believe that our balance sheet strength will enable us to access more favorable chartering opportunities, as well as give us a competitive advantage in pursuing vessel acquisitions from commercial banks and shipyards, which in our experience have recently displayed a preference for contracting with well-capitalized counterparties.

Competition

Demand for dry bulk carriers fluctuates in line with the main patterns of trade of the major dry bulk cargoes and varies according to changes in the supply and demand for these items. We compete with other owners of dry bulk carriers in the Newcastlemax, Capesize, Post Panamax (including the Kamsarmax subcategory), Ultramax and Supramax (including the Handymax subcategory) size sectors. Ownership of dry bulk carriers is highly fragmented and is divided among approximately 1,700 independent dry bulk carrier owners. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator.

We believe that we possess a number of strengths that provide us with a competitive advantage in the dry bulk shipping industry:

•	We own a modern, diverse, high quality fleet of dry bulk carrier vessels. Our fleet consists of 68 vessels currently in the water, while we have 29 high specification, fuel efficient, Eco-type vessels, on order at quality shipyards in China and Japan. We believe that owning a modern, high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing favorable time charters. We maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea, and adopting a comprehensive maintenance program for each vessel. Furthermore we take a proactive approach to safety and environmental protection through comprehensively planned maintenance systems, preventive maintenance programs and by retaining and training qualified crews.

•	We benefit from strong relationships with members of the shipping and financial industries. Our Chief Executive Officer, directors and management team have established relationships with leading charterers as well as chartering, sales and purchase brokerage houses around the world. Our Chief Executive Officer, directors and management team have maintained relationships with, and have achieved acceptance by, major governmental and private industrial users, commodity producers and traders.

•	We have an experienced management team and board of directors. Our management team and our board of directors, collectively, have more than 120 years shipping experience during which they have developed strong industry relationships with leading charterers, financial institutions, shipyards, insurance underwriters, protection and indemnity associations.

•	We conduct a significant portion of the commercial and technical management of our vessels in-house through our wholly owned subsidiaries, Star Bulk Management Inc and Starbulk S.A. We believe having control over the commercial and technical management provides us with a competitive advantage over many of our competitors by allowing us to more closely monitor our operations and to offer higher quality performance, reliability and efficiency in arranging charters and the maintenance of our vessels. We also believe that these management capabilities contribute significantly in maintaining a lower level of vessel operating and maintenance costs.

•	We obtain chartering and brokering services from Interchart, an entity affiliated with our Chief Executive Officer, of which we own 33%. We believe having an influence over the chartering and brokering services provides us with a competitive advantage over many of our competitors by allowing us to obtain profitable rates and retain flexibility in the employment of our vessels.

Customers

We have well established relationships with major dry bulk charterers, which we serve by carrying a variety of cargoes over a multitude of routes around the globe. We charter out our vessels to major iron ore miners, utilities companies, commodity trading houses and diversified shipping companies. The following is an indicative list of such companies with which we chartered our vessels in the year ended December 31, 2014: Cargill, E.O.N. Global Commodities, EDF Man Shipping, EDF Trading, FMG International, Glencore, Glocal Maritime Ltd, Louis Dreyfus, Noble, Norden, Oldendorf Carriers, Rio Tinto and Western Bulk Pte. Ltd.

For the year ended December 31, 2014, we derived 40% of our voyage revenues from four of our customers.

Seasonality

Demand for vessel capacity has historically exhibited seasonal variations and, as a result, fluctuations in charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results for vessels trading in the spot market. The dry bulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. Seasonality in the sector in which we operate could materially affect our operating results and cash available for dividends.

Operations

Management of the Fleet

Star Bulk Management and Starbulk S.A perform the operational and technical management services for the vessels in our fleet, including chartering, marketing, capital expenditures, personnel, accounting, paying vessel taxes and maintaining insurance.

As of December 31, 2014, we had 119 employees, engaged in the day to day management of the vessels in our fleet, including our executive officers, through Star Bulk Management and Starbulk S.A. Star Bulk Management and Starbulk S.A. employ a number of additional shore-based executives and employees designed to ensure the efficient performance of our activities. We reimburse and/or advance funds as necessary to Star Bulk Management and Starbulk S.A. in order for them to conduct their activities and discharge their obligations, at cost.

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

Starbulk S.A. provides the technical and crew management of all of our vessels. Technical management includes maintenance, dry docking, repairs, insurance, regulatory and classification society compliance, arranging for and managing crews, appointing technical consultants and providing technical support.

Crewing

Starbulk S.A. is responsible for recruiting, either directly or through a technical manager or a crew manager, the senior officers and all other crew members for the vessels in our fleet. Starbulk S.A. has the responsibility to ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that the vessels are manned by experienced and competent and trained personnel. Starbulk S.A. is also responsible for insuring that seafarers’ wages and terms of employment conform to international standards or to general collective bargaining agreements to allow unrestricted worldwide trading of the vessels and provides the crewing management for all the vessels in our fleet.

Basis for Statements

The International Dry Bulk Shipping Industry

Dry bulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. In 2014, based on preliminary figures, it is estimated that approximately 4.52 billion tons of dry bulk cargo was transported by sea.

The demand for dry bulk carrier capacity is derived from the underlying demand for commodities transported in dry bulk carriers, which is influenced by various factors such as broader macroeconomic dynamics, globalization trends, industry specific factors, geological structure of ores, political factors, and weather. The demand for dry bulk carriers is determined by the volume and geographical distribution of seaborne dry bulk trade, which in turn is influenced by general trends in the global economy and factors affecting demand for commodities. During the 1980s and 1990s seaborne dry bulk trade increased by 1-2% per annum. However, over the last decade, between 2004 and 2014, seaborne dry bulk trade increased at a compound annual growth rate of 5.5%, substantially influenced by the entrance of China in the World Trade Organization. The global dry bulk carrier fleet may be divided into seven categories based on a vessel’s carrying capacity. These main categories consist of

•	Newcastlemax vessels, which are vessels with carrying capacities of between 200,000 and 210,000 dwt. These vessels carry both iron ore and coal and they represent the largest vessels able to enter the port of Newcastle in Australia. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

•	Capesize vessels, which are vessels with carrying capacities of between 100,000 and 200,000 dwt. These vessels generally operate along long-haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

•	Post-Panamax vessels, which are vessels with carrying capacities of between 90,000 and 100,000 dwt. These vessels tend to have a shallower draft and larger beam than a standard Panamax vessel, and a higher cargo capacity. These vessels have been designed specifically for loading high cubic cargoes from draft restricted ports, although they cannot transit the Panama Canal at its current dimensions. They will be able to transit the Panama Canal once its scheduled expansion is completed.

•	Panamax vessels, which are vessels with carrying capacities of between 65,000 and 90,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels can pass through the Panama Canal.

•	Ultramax vessels, which are vessels with carrying capacities of between 60,000 and 65,000 dwt. These vessels carry grains and minor bulks and operate along many global trade routes. They represent the largest and most modern version of Supramax bulk carrier vessels (see below).

•	Handymax vessels, which are vessels with carrying capacities of between 35,000 and 60,000 dwt. The subcategory of vessels that have a carrying capacity of between 45,000 and 60,000 dwt are called Supramax. Handymax vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

•	Handysize vessels, which are vessels with carrying capacities of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have been operating along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that lack the infrastructure for cargo loading and unloading.

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of February, 2015, the global dry bulk carrier order book amounted to approximately 20.5% of the existing fleet at that time. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Generally, dry bulk carriers at or over 25 years old are likely to be scrapped. During 2014, a total of 15.6 million dwt was scrapped, representing the fourth highest level in the history of the dry bulk industry. In addition, in the first two months of 2015, we have observed a record demolition rate for dry bulk vessels, with 5.9 million dwt being scrapped. Historically, from 2006 to 2014, vessel demolition rates ranged from 2.0 million dwt to 33.0 million dwt. We have also observed the conversion of a number of newbuilding dry bulk vessels to tanker and container vessels, which we consider has the positive consequence of reducing dry bulk vessel deliveries and hence supply. We expect that the historically low freight rate environment will continue to dissuade ship owners from ordering further dry bulk vessels. By reducing vessel supply, we believe that the above three factors will have a positive effect on freight rates in the future.

Charterhire Rates

Charterhire rates paid for dry bulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly similar across the different charter types and between the different dry bulk carrier categories. However, because demand for larger dry bulk carriers is affected by the volume and pattern of trade in a relatively small number of commodities, charterhire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption. In the voyage charter market, rates are also influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and redelivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit.

Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the dry bulk shipping industry, the charterhire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange, such as the Baltic Dry Index (“BDI”). These references are based on actual charterhire rates under charter entered into by market participants, as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers.

The dry bulk shipping industry is cyclical with attendant volatility in charterhire rates and profitability. While the degree of charterhire rate volatility among different types of dry bulk carriers varies widely, the abrupt and dramatic downturn in the dry bulk charter market has severely affected the entire dry bulk shipping industry. The BDI fell 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and remained volatile since. During 2009, the BDI reached a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009. The BDI continued its volatility in 2010, increasing from 3,235 in January 2010 to a high of 4,209 in May 2010 before subsequently decreasing to a low of 1,700 in July 2010. Following a short period of increase in the third quarter of 2010, the BDI fell to near July 2010 levels by the end of 2010. The BDI further decreased in 2011 to 1,043 in February 2011 and continued to decline in the beginning of 2012 to 753. The BDI recorded a record low of 647 in February 2012. The BDI then increased from these low levels, reaching 2,337 in December 2013. Subsequently, due to downward volatility, the BDI fluctuated in a range between 698 and 2,337 from December 2013 through December 2014. The BDI has ranged from 509 to 771 during January and February 2015, and the dry bulk market remains volatile.

Vessel Prices

Newbuilding prices are determined by a number of factors, including the underlying balance between shipyard output and capacity, raw material and labor costs, freight markets and sometimes exchange rates. In the recent past, high levels of new ordering were recorded across all sectors of shipping with the total orderbook reaching approximately 78% of the fleet during the period between August and November of 2008. As a result, most of the major shipyards in Japan, South Korea and China had no available capacity for two forthcoming years, and an increased number of orders were placed at second and third tier yards mostly in China. The downturn in freight rates, the lack of funding due to the wider global financial crisis, as well as the fact that many yards had limited or no shipbuilding experience led to a substantial number of these orders being cancelled or delayed. During 2014, new vessels of 48.2 million dwt in aggregate capacity were delivered, versus a total amount of 73.5million dwt scheduled deliveries for this year, implying a slippage/cancellation rate of 35%, higher than the average ratio of 30% during the years 2008 through 2013. It is expected that this trend will continue to persist in the future, albeit at a lower degree.

Newbuilding prices have increased significantly since 2003, due to tightness in shipyard capacity, high steel prices, rising labor cost, high levels of new ordering and stronger freight rates. However, with the sudden and steep decline in freight rates after August 2008 and lack of new vessel ordering, newbuilding vessel values entered a downward trend and have continued to gradually decline. This trend however was reversed in the later part of the second half of 2013, as the precipitous increase in freight rates has led to a substantial amount of new orders being placed to the majority of top shipyards in Japan, South Korea and China wiping out their available capacity for 2014 and shifting the pricing power from buyers to shipbuilders. We still observe that first class shipbuilders have meaningful forward coverage, and are hence reluctant to reduce their prices. Furthermore, in the first two months of 2015, we have observed a historical low number of newbuilding orders, equal to only 0.54 million dwt. By comparison, from 2010 to 2014, newbuilding orders for dry bulk vessels ranged from 24.5 million dwt to 104.0 million dwt. We have also observed the conversion of a number of dry bulk vessels to tanker and container vessels, which we consider has the positive consequence of reducing dry bulk vessel deliveries and hence supply. We expect that the historically low freight rate environment will continue to dissuade ship owners from ordering further dry bulk vessels. We believe that these factors will have a positive effect on freight rates in the future, reducing vessel supply.

Broadly speaking, the secondhand market is affected by both the newbuilding prices as well as the overall freight expectations and sentiment observed at any given time. The steep increase in newbuilding prices and the strength of the charter market have also affected secondhand values, to the extent that prices rose sharply in 2004 and 2005, before dipping in the early part of 2006, only to rise thereafter to new highs in the first half of 2008. However, the sudden and sharp downturn in freight rates since August 2008 has also had a very negative impact on secondhand values. Currently newbuilding and secondhand values have retreated to lower levels since the middle of 2014, and they still remain below historical mean levels.

Environmental and Other Regulations in the Dry bulk Shipping Industry

Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements may entail significant expenses, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (the “USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations change frequently and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact, such as the grounding of the Exxon Valdez in 1989 or the explosion and oil spill in 2010 with respect to the Deepwater Horizon offshore oil rig in the Gulf of Mexico, could result in additional legislation or regulations that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization (the “IMO”) is the United Nations agency for maritime safety and the prevention of pollution by ships.

Pollution

The IMO adopted, in 1973, the International Convention for the Prevention of Marine Pollution from Ships, which has been modified by the related Protocol of 1978 and various amendments (collectively, “MARPOL”). MARPOL entered into force on October 2, 1983. It has been signed and ratified by over 150 nations, including many of the jurisdictions in which our vessels operate.

MARPOL is separated into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, liquid or packaged form; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

We believe that all our vessels are currently compliant in all material respects with these regulations.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution. Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000. It also prohibits “deliberate emissions” of “ozone depleting substances,” defined to include certain halons and chlorofluorocarbons. “Deliberate emissions” are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship’s repair and maintenance. Emissions of “volatile organic compounds” from certain tankers and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (“PCBs”)) are also prohibited. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls of sulfur emissions known as Emission Control Areas (“ECAs”) (see below).

The IMO’s Maritime Environment Protection Committee (“MEPC”) further amended Annex VI, with these amendments entering into force on July 1, 2010 (the “Amended Annex VI”). The Amended Annex VI establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The U.S. Environmental Protection Agency (the “EPA”) promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

The Amended Annex VI also seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulphur contained in any fuel oil used on board ships. As of January 1, 2012, the Amended Annex VI requires that fuel oil contain no more than 3.50% sulfur. By January 1, 2020, sulfur content must not exceed 0.50%, subject to a feasibility review to be completed no later than 2018.

Sulfur content standards are even stricter within certain ECAs. By July 1, 2010, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 1.0%, which was further reduced to 0.10% on January 1, 2015. The Amended Annex VI establishes procedures for designating new ECAs. Currently, the Baltic Sea, the North Sea, and certain coastal areas of North America have been designated ECAs. Furthermore, as of January 1, 2014 the United States Caribbean Sea was designated an ECA. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the countries where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.

We believe that all our vessels are currently compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatories to such conventions. For example, in February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. Many of the implementation dates originally written in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (the “BWMS”). For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This in effect makes all vessels constructed before the entry into force date ‘existing’ vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force. Although the BWM Convention has not yet entered into force and has not been ratified by the United States, the USCG has adopted regulations imposing requirements similar to those of the BWM Convention. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.

Many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocols in 1976, 1984, and 1992, and amended in 2000 (the “CLC”). Under the CLC and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of that country by discharge of persistent oil, subject to certain exceptions. Under the CLC, the right to limit liability is forfeited where the spill is caused by the ship owner’s personal fault. Under the 1992 Protocol, the right to limit liability is forfeited where the spill is caused by the ship owner’s personal act or omission and by the ship owner’s intentional or reckless act or omission where the ship owner knew pollution damage would probably result from such act or omission. The CLC requires ships covered by it to maintain insurance covering the liability of the owner in a sum equivalent to an owner’s liability for a single incident. We believe that our protection and indemnity insurance covers such liability.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976 as amended (the “LLMC”)). With respect to non-ratifying states, liability for spills or releases of bunker fuel is determined by the national or other domestic laws in the jurisdiction where the events or the damages occur.

IMO regulations also require owners and operators of vessels to adopt shipboard oil pollution emergency plans and/or shipboard marine pollution emergency plans for noxious liquid substances in accordance with the guidelines developed by the IMO.

Safety Management System Requirements

The IMO has also adopted the International Convention for the Safety of Life at Sea (the “SOLAS”) and the International Convention on Load Lines (the “LL Convention”), which impose a variety of standards that regulate the design and operational features of ships. The IMO has also adopted the LLMC, which specifies the limits of liability for claims relating to loss of life or personal injury and property claims (such as damage to other ships, property or harbor works). The IMO periodically revises the SOLAS, the LL Convention and the LLMC standards. The amendments made to the SOLAS in May 2012 entered in force on January 1, 2014. The LLMC was also amended in April 2012, and the amendments are expected to go into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners. We believe that all our vessels are in substantial compliance with SOLAS and LL Convention standards, and that our insurance policies are in compliance with the LLMC standards.

Pursuant to Chapter IX of SOLAS, the International Safety Management Code for the Safe Operation of Ships and Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the owner of a vessel, or any person responsible for the operation of a vessel, to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safely operating the vessel and describing procedures for responding to emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. We rely upon the safety management system that we and our technical manager have developed for compliance with the ISM Code.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by classification societies under the authority of each flag state, under the ISM Code. We have confirmed that Starbulk S.A. has obtained documents of compliance for its offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance (the “DOC”) and the safety management certificate (the “SMC”) are renewed every five years, but the DOC is subject to audit verification annually and the SMC at least every 2.5 years. As of the date of this filing, each of our vessels is ISM code-certified.

Compliance Enforcement

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluate and report on flag states based on factors such as sufficiency of infrastructure, ratification, implementation, and enforcement of principal international maritime treaties and regulations, supervision of statutory ship surveys, casualty investigations and participation at IMO and International Labour Organization (the “ILO”) meetings. All of our vessels are flagged in the Marshall Islands. Marshall Islands flagged vessels have historically received a good assessment in the shipping industry. We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators.

Additionally, noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and the European Union (the “EU”) authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificate will be maintained.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 1, 2013, however, all new ships must comply with two new sets of mandatory requirements, which were adopted by MEPC in July 2011 to address greenhouse gas emission from ships. Currently, operating ships are required to develop Ship Energy Efficiency Management Plans (“SEEMPs”), while minimum energy efficiency levels per capacity mile apply to new ships, as defined by the Energy Efficiency Design Index (“EEDI”). These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Parliament and Council of Ministers are expected to endorse regulations that would require monitoring and reporting of greenhouse gas emissions from marine vessels in 2015. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel emissions, and the sulfur content found in marine fuel. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990 (the “OPA”), established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone around the United States. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (the “CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. In the case of a vessel, OPA and CERCLA both define “owner and operator” as “any person owning, operating or chartering by demise the vessel.” Although OPA is primarily directed at oil tankers (which we do not operate), it also applies to non-tanker ships with respect to the fuel oil (i.e. bunkers) used to power such ships. CERCLA also applies to our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and the costs of assessment thereof;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages, but such caps do not apply to direct cleanup costs. Effective July 31, 2009, the USCG adjusted the limits of OPA liability for non-tank vessels to the greater of $1,000 per gross ton or $854,400 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. These limits similarly do not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

The explosion and oil spill in 2010 with respect to the Deepwater Horizon offshore oil rig in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. For example, on August 15, 2012, the U.S. Bureau of Safety and Economic Enforcement issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices (the “Final Rule”). The Final Rule took effect on October 22, 2012.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the damage, health assessments and health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply with the USCG’s financial responsibility regulations by providing a certificate of responsibility evidencing sufficient self-insurance.

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA specifically permits individual U.S. states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states that have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call. We believe that we are in substantial compliance with all applicable existing state requirements. In addition, we intend to comply with all future applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

The U.S. Clean Water Act (the “CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In addition, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The EPA and USCG, have enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The EPA has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (“the VGP”). For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent (“NOI”) at least 30 days before the vessel operates in United States waters. On March 28, 2013, EPA re-issued the VGP for another five years; this 2013 VGP took effect December 19, 2013. The 2013 VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. We have submitted NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

The USCG, regulations adopted under the U.S. National Invasive Species Act (the “NISA”) also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters which require the installation of equipment to treat ballast water before it is discharged in U.S. waters or, in the alternative, the implementation of other port facility disposal arrangements or procedures. Vessels not complying with these regulations are restricted from entering U.S. waters. The USCG must approve any technology before it is placed on a vessel.

Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990 (the “CAA”), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans (the “SIPs”), designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

However, compliance with future EPA and USCG regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the EU amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger.

International Labour Organization

The International Labour Organization (the “ILO”) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (the “MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013. We have developed new procedures to ensure full compliance with the requirements of the MLC 2006.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002 (the “MTSA”) came into effect. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facility Security Code (the “ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (the “IMDG Code”). After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate (the “ISSC”) from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•	on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of a ship security plan;

•	ship identification number to be permanently marked on a vessel’s hull;

•	a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

A vessel operating without a valid certificate may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

The USCG regulations, intended to align its requirements with international maritime security standards, exempts from MTSA vessel security measures non-U.S. vessels provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Our managers intend to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and we intend that our fleet complies with applicable security requirements. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Inspection by Classification Societies

Every oceangoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class”, signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. If the vessel experiences excessive wear and tear, substantial amounts of money may be spent for steel renewals to pass a special survey. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. Upon a ship owner’s request, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. Vessels under five years of age can waive dry docking in order to increase available days and decrease capital expenditures, provided the vessel is inspected underwater.

Most vessels are also dry docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies (the “IACS”). All our vessels are certified as being “in class” by RINA, ABS and NKK, major classification societies which are member of IACS. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

The operation of any dry bulk vessel includes risks such as mechanical and structural failure, hull damage, collision, property loss, cargo, loss or damage and business interruption due to political circumstances in foreign countries, piracy, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents therein, has made liability insurance more expensive for ship owners and operators trading in the United States market.

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

Hull & Machinery and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which include the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least their fair market value with deductibles of $100,000—$150,000 per vessel per incident. We also maintain increased value coverage for most of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy.

Protection and indemnity insurance is provided by mutual protection and indemnity associations (“P&I Associations”), which insure liabilities to third parties in connection with our shipping activities. This includes third-party liability and other related expenses, including but not limited to, those resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Our P&I coverage is subject to and in accordance with the rules of the P&I Association in which the vessel is entered. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.” Our coverage is limited to approximately $6.5 billion, except for pollution which is limited $1 billion and passenger and crew which is limited to $3 billion.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The thirteen P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each P&I Association has capped its exposure to this pooling agreement at $6.5 billion. As a member of a P&I Association which is a member of the International Group, we are subject to calls payable to the associations based on the group’s claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

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

As of December 31, 2014, we are the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under Item 18. “Financial Statements”. We also own 33% of the total outstanding common stock of Interchart.

D.	Property, plant and equipment

We do not own any real property. Our interests in the vessels in our fleet are our only material properties. See Item 4. “Business overview—Our Fleet.”

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

Overview

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with “Item 3. Key Information – Selected Financial Data”, “Item 4. Business Overview” and our historical consolidated financial statements and accompanying notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in “Item 3. Key Information – D. Risk Factors” and elsewhere in this report.

We are an international shipping company with extensive operational experience that owns and operates a fleet of dry bulk carrier vessels. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes.

A.	Operating Results

As of April 6, 2015, we employ nine of our vessels on medium to long-term time charters with an average remaining term of approximately 0.82 years and 59 of our vessels in the spot market under short-term time charters or voyage charters. Under our time charters, the charterer typically pays us a fixed daily charterhire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to affiliated and unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. In addition, we are also responsible for the dry docking costs related to our vessels.

Nine of our vessels in our fleet are employed on medium to long-term time charters, scheduled to expire from August 2015 until August 2016. In the future, we may employ these and our other vessels under contracts of affreighment, bareboat charters, in the spot market, under short term time charters or voyage charters, or in dry bulk carrier pools.

Key Performance Indicators

Our business is comprised of the following main elements:

•	employment and operation of our dry bulk vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our dry bulk vessels.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel security training and security response plans pursuant to the requirements of the ISPS Code;

•	obtaining ISM Code certification and audits for each vessel within the six months of taking over a vessel;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships (i.e., administration of bank loans and bank accounts);

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	charter rates and periods of charterhire;

•	levels of vessel operating expenses;

•	depreciation and amortization expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

We believe that the important measures for analyzing trends in the results of operations consist of the following:

•	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days all vessels were part of our fleet during the period divided by the number of calendar days in that period.

•	Ownership days are the total number of calendar days all vessels in our fleet were owned by us for the relevant period.

•	Available days for the fleet are equal to the ownership days minus off-hire days, as a result of major repairs, dry docking or special or intermediate surveys.

•	Voyage days are equal to the total number of days the vessels were in our possession for the relevant period minus off-hire days incurred for any reason (including off-hire for dry docking, major repairs, special or intermediate surveys or transfer of ownership).

•	Fleet utilization is calculated by dividing voyage days by available days for the relevant period.

•	Time charter equivalent rate. Our method of calculating the time charter equivalent rate (the “TCE rate”) is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above or below market acquired time charter agreements) by voyage days for the relevant time period. The following table reflects our voyage days, ownership days, fleet utilization and TCE rates for the periods indicated:

(TCE rates expressed in U.S. dollars)	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2014
Average number of vessels	14.19	13.34	28.88
Number of vessels in operation (as of the last day of the periods reported)	14	15	62
Average age of operational fleet (in years)	10.8	9.6	9.4
Ownership days	5,192	4,868	10,541
Available days	4,879	4,763	10,413
Voyage days for fleet	4,699	4,651	8,948
Fleet Utilization	96%	98%	86%
Time charter equivalent rate	$15,419	$14,427	$12,161
Voyage Revenues	$85,684	$68,296	$145,041

Time Charter Equivalent (TCE)

Time charter equivalent rate (the “TCE rate”) is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above or below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We report TCE revenues, a non-GAAP measure, since our management believes it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The TCE rate is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., voyage charters, time charters and bareboat charters), under which the vessels may be employed between the periods and because we believe that it presents useful information to investors. Our calculation of TCE, however, may not be comparable to that reported by other companies.

The following table reflects the calculation of our TCE rates and reconciliation of TCE revenue to voyage revenue as reflected in the consolidated statement of operations:

(In thousands of U.S. Dollars, except as otherwise stated)	Year Ended December 31, 2012	Year Ended December 31, 2013	Year Ended December 31, 2014
Voyage revenues	$85,684	$68,296	$145,041
Less:
Voyage expenses	(19,598)	(7,549)	(42,341)
Amortization of fair value of below/above market acquired time charter agreements	$6,369	$6,352	$6,113
Time Charter equivalent revenues	$72,455	$67,099	$108,813

Voyage days for fleet	4,699	4,651	8,948
Time charter equivalent (TCE) rate (in U.S. Dollars)	$15,419	$14,427	$12,161

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charter hire and the level of freight rates that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Vessel Voyage Expenses

Voyage expenses include hire paid for chartered-in vessels, port and canal charges, fuel (bunker) expenses and brokerage commissions payable to related and third parties. Our voyage expenses primarily consist of bunkers cost and commissions paid for the chartering of our vessels.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees, lubricants and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including for instance developments relating to market prices for crew wages, lubricants and insurance, may also cause these expenses to increase.

Dry Docking expenses

Dry docking expenses relate to regularly scheduled intermediate survey or special survey dry docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry docking expenses can vary according to the age of the vessel, the location where the dry docking takes place, shipyard availability and the number of days the vessel is off-hire. We utilize the direct expense method, under which we expense all dry docking costs as incurred.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is calculated based on a vessel’s cost less the estimated residual value.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors and executives’ compensation, legal and accounting expenses.

Interest and Finance Costs

We incur interest expense and financing costs in connection with vessel-specific debt relating to the acquisition of our vessels. We defer financing fees and expenses incurred upon entering into our credit facility and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Gain / (Loss) on Derivative Financial Instruments

From time to time, we may take positions in freight derivatives, including freight forward agreements (the “FFAs”) and freight options with an objective to utilize those instruments as economic hedges that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. All of our FFAs are settled on a daily basis through London Clearing House (LCH), and there is also a margin maintenance requirement based on marking the contract to market. Freight options are treated as assets/liabilities until they are settled. Any such settlements by us or settlements to us under FFAs are recorded as gain or loss on derivative financial instruments.

In addition, we may enter into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans and credit facilities. Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value, with changes in such fair value recognized in earnings, unless specific hedge accounting criteria are met. On August 31, 2014, we designated all of our then outstanding interest rate swap agreements, as cash flow hedges. As part of the July 2014 Transactions, we acquired five swap agreements that Oceanbulk Shipping had entered during the third quarter of 2013, all of which were re-designated upon acquisition as cash flow hedges in accordance with ASC Topic 815 “Derivatives and Hedging”. After the date our swaps were designated as cash flow hedges, changes in the fair value corresponding to the effective portion of these swaps are reported on our consolidated balance sheet in Accumulated Other Comprehensive Income and are subsequently recognized in earnings, under “Interest and finance costs” when the hedged items impact earnings, while the ineffective portion is recognized in earnings under “Gain / (Loss) on derivative financial instruments, net”. The outstanding fair value (based on Level 2 inputs of the fair value hierarchy) as of the same date being separately reflected as Derivative Assets or Liabilities within our consolidated balance sheet.

Interest income

We earn interest income on our cash deposits with our lenders.

Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Foreign Exchange Fluctuations

Please see Item 11. “Quantitative and Qualitative Disclosures about Market Risk.”

Lack of Historical Operating Data for Vessels before Their Acquisition by Us

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make vessel acquisitions, nor do we believe it would be helpful to potential investors in our shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which among other things provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business, which we believe to be in accordance with applicable U.S. GAAP and rules of the Commission. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. In the shipping industry, the last charterer of the vessel in the hands of the seller rarely continues as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel can be acquired only if the charterer consents to the acquisition and the buyer enters into a separate direct agreement (called a novation agreement) with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because the latter is a separate services agreement between the vessel owner and the charterer.

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we allocate the purchase price of acquired tangible and intangible assets based on their relative fair values. Where we have either assumed an existing charter obligation or entered into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are less than market charter rates, we record a liability based on the difference between the assumed charter agreement rate and the market charter rate for an equivalent charter agreement. Conversely, where we either assume an existing charter obligation or enter into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are above prevailing market charter rates, we record an asset based on the difference between the market charter rate and the assumed contracted charter rate for an equivalent vessel. This determination is made at the time the vessel is delivered to us, and such assets and liabilities are amortized to revenue over the remaining period of the charter.

When we purchase a vessel and assume or renegotiate a related time charter, depending on the charter party terms, we may need to take the following steps before the vessel is ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	in some cases, register the vessel under a flag state and obtain the charterer’s consent to a new flag for the vessel;

•	perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The above discussion is intended to help you understand how acquisitions of vessels may affect our business and results of operations.

Critical Accounting Policies

We make certain estimates and judgments in connection with the preparation of our consolidated financial statements, which are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are the most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 (Significant Accounting Policies) to our consolidated financial statements included herein for more information.

Impairment of long-lived assets: We follow guidance related to impairment or disposal of long-lived assets, which addresses financial accounting and reporting for such impairment or disposal. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The guidance calls for an impairment loss when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. In this respect, management regularly reviews the carrying amount of each vessel when events and circumstances indicate that the carrying amount of a vessel might not be recoverable (such as vessel sales and purchases, business plans, obsolesce or damage to the asset and overall conditions).

As of September 30, 2012, because of the sustained decline in charter rates and vessel values during the previous years and the market expectations that these rates and values would remain at low levels and were unlikely to increase to the high levels of 2008, we performed an impairment review for all of our vessels. We compared undiscounted cash flows from each vessel to the carrying values for the vessel to determine if the carrying value of each asset was recoverable. The undiscounted projected net operating cash flows for each vessel are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days over the remaining estimated life of the vessel, assuming a vessel utilization of approximately 98%, net of brokerage and address commissions, expected outflows for vessel’s maintenance and vessel operating expenses. Estimates of daily time charter equivalent for the unfixed days are based on the current Forward Freight Agreement (“FFA”) rates, for as long as they are available, and historical average rates for the period thereafter. Our management’s subjective judgment is required in making assumptions that are used in forecasting future operating results used in this method. Such judgment is based on historical trends as well as future expectations regarding future charter rates, vessel operating expenses and fleet utilization that were applied over the remaining useful life of the vessel, which is assumed to be 25 years from the delivery of the vessel from the shipyard. Expected expenditures for the vessel’s scheduled maintenance and operating expenses are based on our budgeted figures and adjusted annually for inflation rate of 3% for the year 2012. The estimated salvage value of each vessel is $200 per light weight ton, in accordance with our vessel’s depreciation policy. These estimates are consistent with the plans and forecasts used by management to conduct our business. If our estimate of undiscounted future cash flow for any vessel is lower than the vessel’s carrying value, the carrying value is written down, by recording a charge to operations to the vessel’s fair market value.

Such analysis, for each of our vessels as of September 30, 2012, indicated that the carrying amount of our then entire Supramax fleet and Star Sigma was not recoverable and an impairment loss of $303.2 million was recognized.

As of December 31, 2013, we performed impairment review only for the two vessels Star Aurora and Star Polaris whose carrying values were below their market values because (i) during the year 2013, the BDI recovered to an annual average of 1,206, as compared to 920 in 2012; (ii) after the recognized impairment loss of $303.2 million in 2012 as described above, the carrying values of all of our vessels had been adjusted in line with their market values; and (iii) events and circumstances indicated that, since our latest performed impairment test of September 30, 2012, no adverse factors had occurred or were evidenced that could indicate that the carrying values of our vessels may not be recoverable. For the impairment review of the Star Aurora and Star Polaris we used the same framework for estimating projected undiscounted cash flow as described above. As a result of the improved market conditions, we indicated that the carrying amount of the respective vessels was recoverable, and no asset impairment was necessary.

Due to continued global economic downturn and the prevailing conditions in the shipping industry, as of December 31, 2014, we performed an impairment analysis for 51 vessels out of our 62 vessels, whose carrying values were above their respective market values. Based on our analysis conducted under the same framework for estimating projected undiscounted cash flow as described above, the future undiscounted projected cash flows expected to be earned by each of these vessels over its operating life were in excess compared to each vessel’s carrying value. No asset impairment was, therefore, necessary.

Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective. To minimize such subjectivity, our analysis for the year ended December 31, 2014, also involved sensitivity analysis to the model inputs we believe are more important and likely to change. In particular, we modified the utilization ratio, reducing it from approximately 98% to approximately 92%, in order to account for the effect of increased idle time of vessels under a weak market environment. We did not sensitize our model with regards to freight rate assumption for the unfixed vessels, as we consider the FFA as of December 31, 2014 to approximate historical low levels, and thus fully reflect the conceivable downside scenario. We deflated the budgeted operating expenses for the year 2015 by $100/day per vessel, so as to simulate expected management’s reaction under a low revenue environment. Our sensitivity analysis revealed that, even under such scenario, the future undiscounted projected cash flows expected to be earned by each of these vessels over their operating lives were in excess of each vessel’s carrying value, and therefore no asset impairment was necessary.

Vessel Acquisitions and Depreciation: We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and delivery expenditures, including pre-delivery expenses and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering the estimated salvage value. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard, with secondhand vessels depreciated from the date of their acquisition through their remaining estimated useful life. We estimate the salvage value of our vessels at $200 per light weight ton.

An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation and extending it into later periods.

A decrease in the useful life of the vessel may occur as a result of poor vessel maintenance, harsh ocean going and weather conditions, or poor quality of shipbuilding. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted to end at the date such regulations preclude such vessel’s further commercial use. Weak freight market rates result in owners scrapping more vessels, and scrapping them earlier in their lives due to the unattractive returns.

An increase in the useful life of the vessel may occur as a result of superior vessel maintenance performed, favorable ocean going and weather conditions, superior quality of shipbuilding, or high freight market rates, which result in owners scrapping the vessels later due to the attractive cash flows.

Fair value of above/below market acquired time charter: If time charters are assumed when vessels are acquired, we value any asset or liability arising from the market values of the time charters. The value of above or below market acquired time charters is determined by comparing existing charter rates in the acquired time charter agreements with the market rates for equivalent time charter agreements prevailing at the time the foregoing vessels are delivered. Such intangible assets or liabilities are recognized ratably as adjustments to revenues over the remaining term of the assumed time charter.

Due to early time charter terminations the remaining unamortized balances of the intangible assets and liabilities associated with such below or above market acquired time charters were recognized as “Gain on time charter agreement termination” or in the accompanying consolidated statements of operations. See note 8 of our consolidated financial statements.

Stock Incentive plan awards: Stock-based compensation represents the cost of vested and non-vested shares granted to employees and to directors, for their services, and is included in “General and administrative expenses” in the consolidated statements of operations. These shares are measured at their fair value equal to the market value of our common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date. Applicable guidance related to stock compensation describes two generally accepted methods of recognizing an expense for non-vested share awards with a graded vesting schedule for financial reporting purposes: (1) the “accelerated method”, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award; and (2) the “straight-line method”, which treats such awards as a single award and results in recognition of the cost ratably over the entire vesting period. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized using the accelerated method.

We currently assume that all non-vested shares will vest. We do not include estimated forfeitures in determining the total stock-based compensation expense because we estimate the forfeitures of non-vested shares to be immaterial and we did not have forfeitures in the past. We, however, re-evaluate the reasonableness of our assumption at each reporting period. We pay dividends on all issued shares regardless of whether they have vested and there is an obligation of the employee to return the dividend if the employment ceases prior to the date that shares vest. The dividends declared and paid on issued and non-vested shares that are expected to vest are charged to retained earnings.

Trade accounts receivable, net: The amount shown as trade accounts receivable, at each balance sheet date, includes estimated recoveries from each voyage or time charter net of any provision for doubtful debts. At each balance sheet date, we provide for doubtful accounts on the basis of identified doubtful receivables.

Derivatives: We designate our derivatives based upon guidance on accounting for derivative instruments and hedging activities, which establishes accounting and reporting standards for derivative instruments. The guidance on accounting for certain derivative instruments and certain hedging activities requires all derivative instruments to be recorded on the balance sheet as either an asset or liability measured at its fair value, with changes in fair value recognized in earnings, unless specific hedge accounting criteria are met.

Hedge Accounting: At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk. Hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated. Currently, we are party to interest swap agreements under which we receive a floating interest rate and pay a fixed interest rate for a certain period in exchange.

Contracts that meet the strict criteria for hedge accounting are accounted for as cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognized directly as a component of accumulated other comprehensive income/(loss) in equity, while any ineffective portion, if any, is recognized immediately in current period earnings. If the hedging instrument expires or no longer meets the criteria for hedge accounting we will discontinue cash flow hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecasted transaction occurs. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in the statement of operations. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is transferred to net profit or loss for the year as financial income or expense.

Other Derivatives: Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in current period earnings.

Year ended December 31, 2014 compared to the year ended December 31, 2013.

Voyage revenues: Voyage revenues for the years ended December 31, 2014 and 2013, were approximately $145.0 million and $68.3 million, respectively. This increase was mainly attributable to the increase in the average number of vessels operated during the year ended December 31, 2014 to 28.9, compared to 13.3 during the year ended December 31, 2013, as a result of the Transactions. This increase was partially offset by the decrease in the charter rates earned by our vessels for the respective periods. During the year ended December 31, 2014, our operated vessels earned $12,161 TCE rate per day as compared to $14,427 TCE rate per day, for the year ended December 31, 2013.

Management fee income: For the years ended December 31, 2014 and 2013, management fee income was approximately $2.3 million and $1.6 million, respectively. The increase was due to the increase in the average number of vessels under management to 8.6 vessels during the year ended December 31, 2014, from 5.8 during the year ended December 31, 2013. As a result of the July 2014 Transactions, 11 vessels under our management that were part of the fleets of Oceanbulk and the Pappas Companies became part of our fleet as of July 11, 2014. We, therefore, stopped receiving fees for the management of these 11 vessels.

Voyage expenses: For the years ended December 31, 2014 and 2013, voyage expenses were approximately $42.3 million and $7.5 million, respectively. Consistent with dry bulk industry practice, we paid broker commissions as a percentage of the total daily charterhire rate of each charter to ship brokers associated with the charter. Additionally, effective January 1, 2014, we began to pay a fixed brokerage fee to Interchart. Voyage expenses also consist of fees for hiring, port, canal and fuel costs. The increase in voyage expenses was mainly attributable to the increase in the average number of vessels for the year ended December 31, 2014, as a result of the Transactions, and the increased level of spot market activity, which resulted in higher port, canal and fuel costs, compared to the year ended December 31, 2013.

Vessel operating expenses: For the years ended December 31, 2014 and 2013, our vessel operating expenses were approximately $53.1 million and $27.1 million, respectively. The increase in operating expenses was mainly due to higher average number of vessels during the year ended December 31, 2014, as compared to the year ended December 31, 2013, as a result of the Transactions. In addition, vessel operating expenses for the year ended December 31, 2014 and 2013 include $3.0 million and $0.2 million, respectively, related to one-time pre-delivery and pre-joining expenses incurred in connection with the delivery of the new vessels in our fleet. Pre-joining and pre-delivery expenses relate to the expenses for the initial crew manning, as well as the initial supply of stores for the vessel upon delivery. Our average daily operating expenses per vessel for the year ended December 31, 2014, were $5,037, compared to $5,564 during the year ended December 31, 2013, representing a 10% reduction, as a result of synergies and economies of scale from operating a larger fleet. Excluding the amount of pre-joining and pre-delivery expenses, our average daily operating expenses per vessel for the year ended December 31, 2014 and 2013 would have been $4,750 and $5,523, respectively, which would have represented a decrease of 14%.

Dry docking expenses: For the year ended December 31, 2014 and 2013, our dry docking expenses were $5.4 million and $3.5 million, respectively. During the year ended December 31, 2014, two of our Capesize vessels and two Supramax vessels underwent dry docking surveys. Dry docking expenses were higher in 2014 mainly due to the fact that one of the Capesize vessels in dry dock was one of our oldest vessels. During the year ended December 31, 2013, one Capesize and three Supramax vessels underwent dry docking surveys.

Depreciation: For the years ended December 31, 2014 and 2013, we recorded vessel depreciation charges of $37.2 million and $16.1 million, respectively. The increase in depreciation was due to the increase in the average number of vessels in our fleet during the year ended December 31, 2014, as compared to the year ended December 31, 2013, as a result of the Transactions, and the corresponding increase in the depreciable asset base.

General and administrative expenses: For the years ended December 31, 2014 and 2013, general and administrative expenses were $32.7 million and $9.9 million, respectively. For the year ended December 31, 2014, our general and administrative expenses consisted of salaries and other related costs of our executive officers and other employees ($11.2 million), office renovation costs and office rents, legal, accounting costs and consultancy fees, regulatory compliance costs and other miscellaneous expenses ($6.3 million), costs related to vested and non-vested stock grants under the equity incentive plan ($4.0 million), severance payment in shares to our former Chief Executive Officer pursuant to the terms of his release agreement ($1.8 million), and acquisition costs in connection with the July 2014 Transactions ($9.4 million). For the year ended December 31, 2013, our general and administrative expenses consisted of salaries and other related costs of our executive officers and other employees ($6.2 million), office renovation costs and office rents, legal, accounting costs and consultancy fees, regulatory compliance costs and other miscellaneous expenses ($2.2 million) and costs related to vested and non-vested stock grants under the equity incentive plan ($1.5 million). The increase in salaries and other related costs of our executive officers and other employees was due to the higher number of employees during the year ended December 31, 2014, as compared to the year ended December 31, 2013, as a result of the growth of our fleet due to the Transactions, and in anticipation of the deliveries of our newbuilding vessels.

Bad debt expense: For the year ended December 31, 2014, we recognized bad debt expense of $0.2 million, representing a write off related to unpaid hires from charterers, since we determined that such amounts were not recoverable. No bad debt expense was recognized during the year ended December 31, 2013.

Other operational loss: For the year ended December 31, 2014, other operational loss was $0.1 million. In September 2010, we signed an agreement to sell a 45% interest in the future proceeds related to the settlement of certain commercial claims. As a result, in connection with the settlement of one of the commercial claims described in other operational gain below, for the year ended December 31, 2013, we incurred an expense of $1.1 million, which is included under other operational loss for the year ended December 31, 2013.

Other operational gain: For the year ended December 31, 2014, other operational gain was $10.0 million and mainly consisted of: (i) $8.0 million of revenue from the sale to a third party of the claim against the previous charterer of Star Borealis for charter party repudiation due to early redelivery of the vessel (please see Item 8. “Financial Information – Consolidated statements and other financial information - Legal proceedings”); (ii) $1.4 million regarding the extinguishment of the liability to the previous charterer of Star Borealis, related to the amount of fuel and lubricants remaining on board at the time of the charter repudiation; (iii) $0.2 million received as a rebate from our previous manning agent; and (iv) a $0.5 million gain derived from a hull and machinery and protection and indemnity claims. For the year ended December 31, 2013, other operational gain was $3.8 million and mainly consisted of: (i) $2.7 million revenue, related to the payment of installments due to us under settlement agreements for two commercial claims; and (ii) $1.0 million of gain from a hull and machinery insurance claim.

Gain from bargain purchase: For the year ended December 31, 2014, we recorded a gain from bargain purchase of $12.3 million, representing the excess of the fair value of the net assets acquired in the acquisition of Oceanbulk and the Pappas Companies, over the aggregate purchase consideration.

Interest and finance costs: For the year ended December 31, 2014 and 2013, interest and finance costs were $9.6 million and $6.8 million, respectively. The increase is attributable to higher average balance of our outstanding indebtedness amounting to $412.3 million for the year ended December 31, 2014, compared to $200.2 million for the year ended December 31, 2013. Additionally for the year ended December 31, 2014, interest and finance costs include an amount of $1.1 million relating to interest rate swap settlements. No interest swap settlements were included in interest and finance costs for the year ended December 31, 2013, since at that time our interest rate swaps did not qualify for hedge accounting. Interest and finance costs, for the year ended December 31, 2014 and 2013, also included interest capitalized from general debt amounting to $7.8 million and $0.6 million, respectively, in connection with our newbuilding vessels.

Interest and other income: For the year ended December 31, 2014 and 2013, interest income was $0.6 million and $0.2 million, respectively. The increase was mainly due to an increased average cash balance during the year ended December 31, 2014, as compared to the year ended December 31, 2013.

Gain/ (Loss) on derivative financial instrument, net: Loss on derivative financial instruments of $0.8 million for the year ended December 31, 2014 represents the non-cash loss from the mark to market valuation of four of our interest rate swaps up to August 31, 2014, the date we designated the respective interest rate swaps as cash flow hedges. The change in the fair value of these swaps after the hedging designation was recorded in equity to the extent these hedges were effective. Gain on derivative financial instruments of $0.09 million during the year ended December 31, 2013, represented the non-cash gain from the mark to market valuation of two interest rate swaps outstanding as of December 31, 2013, that were not designated as cash flow hedges.

Loss on debt extinguishment: During the year ended December 31, 2014, we recorded an amount of $0.7 million under loss on debt extinguishment, in connection with the non-cash write off of unamortized deferred finance charges due to the partial prepayment of the Excel Vessel Bridge Facility (as defined below).

Year ended December 31, 2013 compared to the year ended December 31, 2012.

Voyage revenues: Voyage revenues for the years ended December 31, 2013 and 2012, were approximately $68.3 million and $85.7 million, respectively. This decrease was mainly attributable to: (i) decreased charter rates in certain of our vessels during the year ended December 31, 2013, compared to year ended December 31, 2012; and (ii) a decrease in the average number of vessels operated during the year ended December 31, 2013 to 13.34, compared to 14.19 during the year ended December 31, 2012. During the year ended December 31, 2013, we earned $14,427 TCE rate per day as compared to $15,419 TCE rate per day for the year ended December 31, 2012, due to the decrease in prevailing charter rates at which our vessels were chartered. Charterhire rates were volatile in 2012 and 2013 and continue to be volatile.

Management fee income: For the years ended December 31, 2013 and 2012, management fee income was approximately $1.6 million and $0.5 million, respectively. The increase was due to the increase in the average number of third and related party vessels under management to 5.8 vessels during the year ended December 31, 2013 from 1.7 during the year ended December 31, 2012.

Voyage expenses: For the years ended December 31, 2013 and 2012, voyage expenses were approximately $7.5 million and $19.6 million, respectively. Consistent with dry bulk industry practice, we paid broker commissions based on a percentage of the total daily charterhire rate of each charter to ship brokers associated with the charter. Voyage expenses also consist of fees for hiring chartered-in vessels, port, canal and fuel costs. The decrease in voyage expenses was attributable to: (i) an expense of $4.1 million for chartering-in third party vessels to serve shipments under a COA with Vale International Ltd., which was completed in February 2012; and (ii) the lower level of spot market activity during the year ended December 31, 2013, which resulted in lower port, canal and fuel costs compared to the year ended December 31, 2012.

Vessel operating expenses: For the years ended December 31, 2013 and 2012, our vessel operating expenses were approximately $27.1 million and $27.8 million and our daily vessel operating expenses were $5,564 and $5,361, respectively. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. The decrease in operating costs was mainly due to the fact that the average number of vessels that operated decreased to 13.34 during the year ended December 31, 2013, as compared to 14.19 during the year ended December 31, 2012.

Dry docking expenses: For the year ended December 31, 2013 and 2012, our dry docking expenses were $3.5 million and $5.7 million, respectively. During both years ended December 31, 2013 and 2012, we had three Supramax vessels and one Capesize vessel that underwent their periodic dry docking surveys. The decrease is attributable mainly to the age of the vessels that underwent their periodic dry docking surveys, with younger vessels dry docking in 2013, resulting in lower dry docking expenses.

Depreciation: For the years ended December 31, 2013 and 2012, we recorded vessel depreciation charges of $16.1 million and $33.0 million, respectively. The decrease in depreciation was attributable to: (i) impairment losses recognized as of September 30, 2012, in connection to our then oldest Capesize vessel, Star Sigma and the then entire fleet of our eight Supramax vessels, which resulted in a reduced net book value for the respective vessels; and (ii) the lower average number of vessels of 13.34 that operated during the year ended December 31, 2013, as compared to 14.19 during the year ended December 31, 2012.

General and administrative expenses: For the years ended December 31, 2013 and 2012, we incurred general and administrative expenses of approximately $9.9 million and $9.3 million, respectively. For the year ended December 31, 2013, our general and administrative expenses consisted of salaries and other related costs of the executive officers and other employees ($6.2 million), office renovation costs and office rents, legal, accounting costs and consultancy fees, regulatory compliance costs and other miscellaneous expenses ($2.2 million) and costs related to vested and non-vested stock grants under the equity incentive plan ($1.5 million). For the year ended December 31, 2012, our general and administrative expenses consisted of salaries and other related costs of the executive officers and other employees ($5.2 million), office renovation costs and office rents, legal, accounting costs and consultancy fees, regulatory compliance costs and other miscellaneous expenses ($2.6 million) and costs related to non-vested stock grants under the equity incentive plan ($1.5 million). The increase in salaries and other related costs of the executive officers and other employees was due to a higher number of employees during the year ended December 31, 2013 compared to the year ended December 31, 2012, as a result of the growth of our managed fleet.

Vessel impairment loss: On September 30, 2012 we performed an impairment analysis for all the vessels in our fleet by comparing projected undiscounted cash flows to the carrying values of vessels. As a result of this analysis during the year ended December 31, 2012, we recorded an impairment loss of $303.2 million related to the write down to fair value of the carrying amount of our then entire fleet of eight Supramax vessels and of our then oldest Capesize vessel Star Sigma. Our analysis for the year ended December 31, 2013, indicated that the carrying amount of our vessels was recoverable and therefore no impairment loss was recorded.

Gain on time charter agreement termination: For the year ended December 31, 2012, we recorded a gain on time charter agreement termination of $6.5 million. Star Sigma was time chartered to Pacific Bulk Shipping Ltd. at a gross daily charter rate of $38,000 per day for the period from March 1, 2009 until October 29, 2013, and was redelivered earlier to us on December 31, 2011. On January 4, 2012, we signed an agreement with the charterer in order to receive an amount of $5.7 million in cash, as compensation for the early redelivery of the respective vessel. The total amount was received in January 2012. In addition to the cash payment, Pacific Bulk Shipping Ltd. supplied us with 1,027 metric tons of fuel, valued at $0.7 million.

Other operational loss: For the year ended December 31, 2013, we recorded a loss of $1.1 million, representing the expense incurred by us towards a third party in connection with the settlement of a legal case included in the agreement signed in September 2010. Under the specific agreement, we sold to the third party a 45% interest in the future proceeds related to the recovery of certain commercial claims against a consideration of $5.0 million. The expense of $1.1 million was incurred in connection with the settlement amount of $2.5 million described in other operational gain below. For the year ended December 31, 2012, we recorded a loss of $1.2 million representing the expense incurred by us towards a third party, in connection with the settlement of a legal case included in the above mentioned agreement. The expense of $1.2 million was incurred in connection with the settlement amount of $2.5 million described in other operational gain below.

Other operational gain: For the year ended December 31, 2013, we recognized a gain of $3.8 million. comprising of $2.5 million and $0.2 million regarding the settlement of two commercial claims against Ishhar Overseas, a previous charterer of Star Epsilon and Star Kappa and Korea Line Corporation, a previous charterer of Star Gamma and Star Cosmo (please see Item 8. “Financial Information – Consolidated statements and other financial information – Legal proceedings”), respectively and a gain of $1.0 million regarding a hull and machinery claim. For the year ended December 31, 2012, we recognized a gain of $2.7 million, comprising of $2.5 million and $0.2 million regarding the settlement of two commercial claims against Ishhar Overseas, a previous charterer of Star Epsilon and Star Kappa and Korea Line Corporation, a previous charterer of Star Gamma and Star Cosmo, respectively and a gain of $0.8 million regarding a hull and machinery claim.

Loss on sale of vessel: For the year ended December 31, 2013, we recorded a loss on sale of vessel of $0.1 million related to the sale of Star Sigma that was concluded in March 2013 and the vessel was delivered to her purchasers in April 2013. For the year ended December 31, 2012, we recorded a loss on sale of vessel of $3.2 million related to the sale of Star Ypsilon that was concluded in February 2012 and was delivered to her purchasers in March 2012.

Interest and finance costs: For the years ended December 31, 2013 and 2012, our interest and finance costs under our term loan facilities totaled approximately $6.8 million and $7.8 million, respectively. This decrease was mainly due to lower average outstanding debt during 2013 of $200.2 million, compared to $241.9 million for 2012, and due to interest capitalized from general debt in 2013 of $0.6 million, in connection with our newbuilding vessels.

Gain/ (Loss) on derivative financial instrument, net: In June 2013, we entered into two interest rate swap agreements. The valuation of these, as of December 31, 2013, resulted into a non-cash gain of $0.1 million, which was included in “Gain / loss on derivative financial instrument, net” in the consolidated statements of operations, since our interest rate swaps were not designated as cash flow hedges at that time. Gain on derivative instruments for the year ended December 31, 2012, resulting from the mark-to-market valuation of the freight derivative contracts that we had entered into, amounted to $0.04 million.

Interest and other income: For both years ended December 31, 2013 and 2012, interest income was $0.2 million, respectively.

Recent Accounting Pronouncements

Revenue from Contracts with Customers: In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 will eliminate transaction- and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principles-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. ASU 2014-09 will also require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016. Early application is not permitted. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. Presently, we are assessing what effect the adoption of ASU 2014-09 will have on our financial statements and accompanying notes.

Presentation of Financial Statements – Going Concern: In August 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-15, Presentation of Financial Statements – Going Concern. ASU 2014-15 provides U.S. GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and on related required footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued. ASU 2014-15 is applicable to all entities and is effective for annual reporting periods ending after December 15, 2016 and for annual and interim reporting periods thereafter. Early application is permitted. Presently, we are assessing what effect the adoption of ASU 2014-15 will have on our financial statements and accompanying notes.

B.	Liquidity and Capital Resources

Our principal source of funds has been equity provided by our shareholders, additional debt under secured credit facilities or unsecured bond notes and operating cash flow. Our principal use of funds has been capital expenditures to grow our fleet, maintain the quality of our dry bulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make interest and principal repayments on outstanding loan facilities, and pay dividends.

Our short-term liquidity requirements relate to servicing our debt, paying of operating costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows and paying cash dividends when permissible. Our primary source of short-term liquidity is our operating revenues.

Our medium- and long-term liquidity requirements relate to funding the equity portion of any possible investments in additional secondhand vessels, newbuilding vessels and the repayment of long-term debt balances. Sources of funding for our medium- and long-term liquidity requirements include new loans, equity issuance or vessel sales.

Recent Equity Offerings and Senior Notes

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

On November 6, 2014, we issued $50.0 million aggregate principal amount of 8.00% Senior Notes due 2019 (the “2019 Notes”). The 2019 Notes mature in November 2019 and are senior, unsecured obligations of Star Bulk Carriers Corp. The 2019 Notes are not guaranteed by any of our subsidiaries.

On January 14, 2015, we issued and sold 49,000,418 common shares in an underwritten public offering, at a price of $5.00 per share. The aggregate proceeds net of underwriting commissions amounted to $242.2 million, which we expect to use for the financing of our newbuilding program and general corporate purposes.

Significant Acquisitions and Newbuilding Vessels

On July 11, 2014, we completed the July 2014 Transactions. A total of 54,104,200 of our common shares were issued to the various selling parties in the July 2014 Transactions, of which 45,460,324 shares were issued to Oaktree, and 8,643,876 were issued to the owners of the Pappas Companies. In the July 2014 Transactions we acquired 12 then-existing vessels, 25 contracts for newbuilding vessels and an equity interest in Heron, which eventually resulted in the distribution to us of two additional vessels.

In August 2014, we entered into definitive agreements relating to the Excel Transactions with Excel, pursuant to which we are acquiring the 34 Excel Vessels for an aggregate of 29,917,312 common shares and $288.4 million of cash. At the transfer of each Excel Vessel, we pay the cash and share consideration for such Excel Vessel to Excel. We use cash on hand, together with borrowings under various of our credit facilities (described below), to pay the cash consideration for the Excel Vessels. As of April 6, 2015, 33 of the Excel Vessels had been delivered to us in exchange for 28,924,151 common shares and $279.2 million of cash. As of April 6, 2015, we had drawn approximately $256.2 million under the Citi Facility, the DVB $24.75 million Facility, the Excel Vessel CiT Facility and the DNB $120.0 million Facility (each as defined and described below under “Recent Developments”), to finance the closings of the 33 Excel Vessels that had been delivered as of that date (or refinance amounts originally drawn under the Excel Vessel Bridge Facility in respect of those Excel Vessels, which was fully repaid on January 29, 2015).

As of December 31, 2014, we have contracted to acquire 35 newbuilding dry bulk carriers from SWS, JMU and NACKS, 26 of which are scheduled to be delivered in 2015 (six of which (Indomitable, Honey Badger, Wolverine, Idee Fixe, Roberta and Gargantua), have been delivered to us as of April 6, 2015) and nine in 2016. Out of the 35 newbuilding vessels, we have entered into eight- to ten-year bareboat charters with respect to: (a) two 208,000 dwt Newcastlemax dry bulk vessels, Hull 1371 (tbn Star Virgo) and 1372 (tbn Star Libra), being built at SWS; (b) four newbuilding 64,000 dwt Ultramax vessels (Hulls HN 1061 (tbn Roberta) , HN 1062 (tbn Laura), HN 1063 (tbn Idee Fixe) and HN 1064 (tbn Kaley)) being built at New Yangzijiang; and (c) five newbuilding 208,000 dwt Newcastlemax vessels (Hulls HN 1359 (tbn Star Marisa), HN 1360 (tbn Star Ariadne), HN 1361 (tbn Star Magnanimus), HN 1362 (tbn Star Manticore) and HN 1363 (tbn (Star Chaucer)) being built at SWS, all 11 of which are scheduled to be delivered in 2015 and 2016. We have the option to purchase these 11 vessels at any time, and we have a purchase obligation upon the completion of each bareboat charterparty.

As of April 6, 2015, the total payments for our 29 newbuilding vessels were expected to be $1,296.1 million, of which we had already paid $258.6 million. As of April 6, 2015, we had obtained commitments for $832.1 million of secured debt for 27 newbuilding vessels and we were in negotiations for an additional $65.0 million of secured debt for the remaining two newbuilding vessels. A portion of the net proceeds from our sale of the $50.0 million 2019 Notes and from the 2015 Equity Offering will also be used for the financing of our current capital expenditures. The remaining payments for the newbuilding vessels are expected to be paid from cash on hand or from proceeds of additional debt or equity financings.

As of December 31, 2013, we had outstanding borrowings of $190.3 of which $18.3 million was scheduled to be repaid in the next twelve months. As of December 31, 2014, we had outstanding borrowings of $861.8 million including the $50.0 million under the issued 2019 Notes, of which $96.5 million is scheduled to be repaid in the next twelve months. Our indebtedness as of December 31, 2014, increased substantially by $671.5 million, as a result of the Transactions, compared to the year ended December 31, 2013. As of April 6, 2015, we had $208.4 million in cash and outstanding borrowings of $935.9 million, including the $50.0 million under the issued 2019 Notes and the amount of $41.2 million under our capital lease obligations. See Note 9 of our consolidated financial statements for the outstanding borrowings of each of our Senior Secured Credit Facilities, all of which are described below and Note 6 for our capital leases.

We believe that our current cash balance and our operating cash flows will be sufficient to meet our 2015 liquidity needs, even though the dry bulk charter market has remained at relatively depressed levels throughout 2012, 2013 and 2014. Since the last quarter of 2014, the dry bulk shipping industry has experienced very low charter rates, and if such rates continue at such levels, our operating cash flows may be adversely affected, and we may be required to sell certain of our vessels or obtain additional financing (either equity or debt financing) in order to meet our liquidity needs. Our results of operations have been and may in the future be adversely affected if market conditions do not improve.

We may fund possible growth through our cash balances, operating cash flows, additional long-term borrowing and the issuance of new equity. Our practice has been to acquire dry bulk carriers using a combination of funds from operations and bank debt secured by mortgages on our dry bulk carriers. Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer dry bulk carriers and the selective sale of older dry bulk carriers. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms.

Cash Flows

Cash and cash equivalents as of December 31, 2014, amounted to $86.0 million, compared to $53.5 million as of December 31, 2013. We define working capital as current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $5.8 million as of December 31, 2014, compared to working capital surplus of $33.9 million as of December 31, 2013.

As of December 31, 2014, we were required to maintain minimum liquidity, not legally restricted, of $35.4 million, which is included within “Cash and cash equivalents” in 2014 balance sheet. In addition, as of December 31, 2013 and 2014, we were required to maintain minimum liquidity, legally restricted, of $2.5 million and $14.0, respectively, which is included within “Restricted cash” in the balance sheets. Minimum liquidity, not legally restricted of $9.3 million, as of December 31, 2013, was initially classified as “Restricted cash” in the prior year’s financial statements. We reclassified this amount from “Restricted cash” to “Cash and cash equivalents” in the 2013 balance sheet.

We believe that our current cash balance and our operating cash flow will be sufficient to meet our liquidity needs over the next twelve months.

Year ended December 31, 2014 compared to the year ended December 31, 2013

Net Cash Provided By Operating Activities

Net cash provided by operating activities for the year ended December 31, 2014 and 2013, were $12.8 million and $27.5 million, respectively. The TCE rate for the year ended December 31, 2014 and 2013 was $12,161 and $14,427, respectively.

Net Cash Used In Investing Activities

Net cash used in investing activities for the year ended December 31, 2014 and 2013 was $437.1 million and $107.6 million, respectively.

For the year ended December 31, 2014, net cash used in investing activities consisted of: (i) $117.9 million paid for advances and other capitalized expenses for our newbuilding vessels; (ii) $400.0 million paid for the acquisition of secondhand vessels (including the Heron Vessels and most of the Excel Vessels); (iii) $0.6 million paid for the acquisition of other fixed assets; (iv) $0.2 million paid for the acquisition of 33% of the total outstanding common stock of Interchart Shipping Inc., a Liberian company that acts as a chartering broker to our fleet; (v) $4.9 million cash consideration paid for the acquisition of above fair market charters attached to three of the Excel Vessels; and (vi) a net increase of $11.5 million in restricted cash, offset by: (i) hull and machinery insurance proceeds amounting to $0.6 million; (ii) $96.3 million cash assumed as part of the acquisition of Oceanbulk and the Pappas Companies; and (iii) $1.1 million cash received in December 2014, representing a 20% advance in connection with the sale of Star Kim.

For the year ended December 31, 2013, net cash used in investing activities consisted of $67.9 million paid for advances and other capitalized expenses for our newbuilding vessels and $59.9 million paid for the acquisition of secondhand vessels and other fixed assets, offset by $8.3 million of proceeds from the sale of Star Sigma, a decrease of $7.7 million in restricted cash and $4.3 million of hull and machinery insurance proceeds.

Net Cash Provided By Financing Activities

Net cash provided by financing activities for the year ended December 31, 2014 and 2013 was $456.7 and $112.0 million, respectively.

For the year ended December 31, 2014, net cash provided by financing activities consisted of: (i) proceeds from bank loans and Excel Vessel Bridge Facility of $489.7 million for the financing of the acquisition of the Excel Vessels, Heron Vessels and other secondhand vessels; (ii) proceeds from bank loans of $97.5 million for delivery installments for three of our newbuilding vessels (two of them delivered in 2014 and one delivered in early January 2015), (ii) $50.0 million proceeds from the issuance of our senior unsecured notes due 2019; (iii) financing fees paid amounting to $6.5 million; and (iv) loan regular repayment installments as well as partial prepayment of Excel Vessel Bridge Facility amounting to $174.0 million.

For the year ended December 31, 2013, net cash provided by financing activities consisted of: (i) gross proceeds from the rights offering and the underwritten public offering of $150.9 million less offering expenses of $4.9 million; (ii) loan installment payments and prepayments of $33.8 million; and (iii) $0.3 million of financing fees paid.

Year ended December 31, 2013 compared to the year ended December 31, 2012

Net Cash Provided By Operating Activities

Net cash provided by operating activities for the years ended December 31, 2013 and 2012, was $27.5 million and $19.0 million, respectively. Although the average TCE rates decreased for the year ended December 31, 2013, to $14,427 from $15,419 for the year ended December 31, 2012, and the average number of vessels decreased to 13.34 for the year ended December 31, 2013, as compared to 14.19 for the year ended December 31, 2012, the increase in cash provided by operating activities was primarily due to the (i) increase in management fee income from $0.5 million to $1.6 million and (ii) positive movement in working capital of $2.2 million compared to a negative movement of $13.5 million for the year ended December 31, 2012. A portion of this increase in working capital was a result of the $6.5 million gain from the time charter agreement termination, which occurred during the year ended December 31, 2012, in connection to early redelivery of Star Sigma by its previous charterer.

Net Cash Used In/ Provided By Investing Activities

Net cash used in investing activities for the year ended December 31, 2013 was $107.6 million. Net cash provided by investing activities for the year ended December 31, 2012 was $17.2 million. For the year ended December 31, 2013, net cash used in investing activities mainly consisted of (i) $127.8 million paid for advances for our newbuilding vessels, acquisitions of second hand vessels and other fixed assets, (ii) net proceeds of $8.3 million from sale of Star Sigma, (iii) a net decrease of $7.7 million in restricted cash and (iv) insurance proceeds of $4.3 million. For the year ended December 31, 2012, net cash provided by investing activities mainly consisted of (i) net proceeds of $8.0 million from sale of Star Ypsilon, (ii) a net decrease of $2.4 million in restricted cash, (iii) insurance proceeds of $7.0 million and (iv) payments of $0.1 million relating to additions to office equipment.

Net Cash Provided By/ Used In Financing Activities

Net cash provided by financing activities for the year ended December 31, 2013 was $112.0 million. Net cash used in financing activities for the year ended December 31, 2012 was $46.6 million. For the year ended December 31, 2013, net cash provided by financing activities mainly consisted of (i) proceeds from the rights offering and our underwritten public offering of $150.9 million less offering expenses of $4.9 million, (ii) loan installment payments of $33.8 million and (iii) payment of financing fees of $0.3 million. For the year ended December 31, 2012, net cash used in financing activities mainly consisted of (i) loan installment payments of $42.0 million, (ii) cash dividend payments of $3.6 million, (iii) payment of financing fees of $0.1 million and (iv) payment of $0.9 million for the repurchase of 61,730 shares under the terms of the share re-purchase plan which expired on December 31, 2012.

Senior Secured Credit Facilities

1.           Commerzbank $120.0 million Facility

On December 27, 2007, we entered into a loan agreement (the “Commerzbank $120.0 million Facility”) with Commerzbank AG (“Commerzbank”) to provide financing in an amount of up to $120.0 million to partially finance the acquisition of the second hand vessels Star Gamma, Star Delta, Star Epsilon, Star Zeta and Star Theta. The Commerzbank $120.0 million Facility is secured by a first priority mortgage over the financed vessels. On June 10, 2009 and December 24, 2009, the loan agreement was amended to revise some of its economic terms for a period up to January 31, 2011, in view of the depressed conditions prevailing at the market at that time. The loans under the Commerzbank $120.0 million Facility were available in two tranches of up to $50.0 million and $70.0 million. The first tranche is repayable in 28 consecutive quarterly installments commencing in January 2010, with (i) the first four installments of $2.3 million each, (ii) the next thirteen installments of $1.0 million each, (iii) the remaining eleven installments of $1.3 million each and (iv) a final balloon payment at maturity of $13.7 million payable together with the last installment. The second tranche is repayable in 28 consecutive quarterly installments commencing in January 2010, with (i) the first four installments of $4.0 million each (ii) the remaining 24 installments of $1.8 million each and (iii) a final balloon payment of $12.0 million payable together with the last installment at the maturity date of October 2016.

2.           Commerzbank $26.0 million Facility

On September 3, 2010, we entered into a loan agreement with Commerzbank (the “Commerzbank $26.0 million Facility”) to provide financing in an amount of up to $26.0 million to partially finance the acquisition of the second hand vessel Star Aurora. The Commerzbank $26.0 million Facility is secured by a first priority mortgage over the financed vessel. The Commerzbank $26.0 million Facility will be repaid over a six year period in (i) 24 consecutive quarterly installments of $1.0 million each, commencing in December 2010, three months after the drawdown and (ii) a final balloon payment of $3.2 million payable with the last installment.

3.           Restructuring Agreement - Commerzbank $120.0 million and $26.0 million Facilities

On December 17, 2012, we executed a commitment letter with Commerzbank to amend the Commerzbank $120.0 million Facility and the Commerzbank $26.0 million Facility. The definitive documentation for the supplemental agreement (the “Commerzbank Supplemental”) was signed on July 1, 2013. Pursuant to the Commerzbank Supplemental, we paid Commerzbank a flat fee of 0.40% of the combined outstanding loans under the two facilities and agreed to (i) prepay Commerzbank $2.0 million pro rata against the balloon payments of each facility (which was completed on December 31, 2012), (ii) raise $30.0 million in equity (which condition was satisfied with the completion of our rights offering in July 2013, which resulted in gross proceeds of $80.1 million and our underwritten public offering in October 2013, which resulted in gross proceeds of $70.8 million – please see the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”), (iii) increase our vessel management services to cover at least ten third-party vessels by December 31, 2013 (which condition was satisfied as of December 31, 2013), (iv) increase the loan margins, (v) amend some of the financial covenants under the two facilities, (vi) defer 60% and 50% of the quarterly installments for the years ended December 31, 2013 and 2014 (the “Deferred Amounts”), to the balloon payments or to a payment in accordance with a cash sweep mechanism; (vi) include a semi-annual cash sweep mechanism, under which all earnings of the mortgaged vessels after operating expenses, dry docking provision, general and administrative expenses and debt service, if any, will be used as repayment of the Deferred Amounts; and (vii) not pay any dividends as long as Deferred Amounts are outstanding and/or until original terms are complied with. In the Commerzbank Supplemental, Commerzbank also agreed to waive an on-charter covenant for the Star Aurora in the Commerzbank $26.0 million Facility until July 31, 2015.

4.           Credit Agricole $70.0 million Facility

On January 20, 2011, we entered into a loan agreement with Credit Agricole Corporate and Investment Bank (“Credit Agricole”) for a term loan up to $70.0 million (the “Credit Agricole $70.0 million Facility”) to partially finance the construction cost of two of our newbuilding vessels, Star Borealis and Star Polaris, which were delivered to us in 2011. The Credit Agricole $70.0 million Facility is secured by a first priority mortgage over the financed vessels and is divided into two tranches. We drew down $67.3 million under this facility. The Credit Agricole $70.0 million Facility is repayable in 28 consecutive quarterly installments, commencing three months after the delivery of each vessel, of $0.5 million for each tranche, and a final balloon payment payable at maturity, of $19.6 million (due August 2018) and $20.1 million (due November 18) for the Star Borealis and Star Polaris tranches, respectively.

On May 20, 2013, we signed a waiver letter with Credit Agricole in order to revise some of the financial covenants contained in the loan agreement for a period up to March 31, 2014, as well as to revise the dividend distribution related requirements so that Star Bulk Carriers Corp. shall not pay any dividends until March 31, 2014.

5.           ABN AMRO $31.0 million Facility

On July 21, 2011, we entered into a senior secured credit facility with ABN AMRO Bank N.V. (“ABN AMRO”) for $31.0 million (the “ABN AMRO $31.0 million Facility”), to partially finance the acquisition of the second-hand vessels Star Big and Star Mega. The ABN AMRO $31.0 million Facility is secured by a first priority mortgage over the financed vessels. The borrowers under the ABN AMRO $31.0 million Facility are the two vessel-owning subsidiaries that own the two vessels and Star Bulk Carriers Corp. is the guarantor. The ABN AMRO $31.0 million Facility is repayable in 18 consecutive, quarterly installments, commencing in October 2011, with the first 14 installments of $1.4 million and the remaining four installments of $0.6 million, and a final balloon payment of $8.9 million payable at the maturity date of January 2016.

We and ABN AMRO amended the ABN AMRO $31.0 million Facility under a first supplemental agreement (the “ABN $31.0 million First Supplemental”) dated March 16, 2012. On April 2, 2013, we and ABN AMRO signed a second supplemental agreement (the “ABN $31.0 million Second Supplemental” and, together with the ABN First Supplemental, the “ABN $31.0 million Supplementals”). Under the ABN $31.0 million Supplementals, we agreed to (i) revise the financial covenants until December 31, 2014, (ii) not pay dividends until December 31, 2014, and (iii) increase the margin by 50 bps, beginning on March 31, 2013, until the time we were able to raise at least $30.0 million of additional equity. We paid the increased margin of 50 bps from March 31, 2013 until July 26, 2013, when we completed our rights offering which resulted in net proceeds of $77.9 million after deducting offering expenses of $2.2 million.

6.           HSH Nordbank $64.5 million Facility

On October 3, 2011, we entered into a $64.5 million secured term loan agreement (the “HSH Nordbank $64.5 million Facility”) with HSH Nordbank AG (“HSH Nordbank”) to repay, together with cash on hand, certain existing debt. The borrowers under the HSH Nordbank $64.5 million Facility are the vessel-owning subsidiaries that own the Star Cosmo, Star Kappa, Star Sigma, Star Omicron and Star Ypsilon, and Star Bulk Carriers Corp. is the guarantor. The borrowing under this new loan agreement together with $5.3 million in cash was used to repay in full our indebtedness under our old loan agreements with Piraeus Bank S.A.; a term loan of $150.0 million dated April 14, 2008 and a term loan of $35.0 million dated July 1, 2008, in 2011. This facility consists of two tranches. The first tranche of $48.5 million (the “Supramax Tranche”) is repayable in 20 quarterly consecutive, quarterly installments of $1.3 million commencing in January 2012 and a final balloon payment of $23.5 million payable at the maturity date of September 2016. The second tranche of $16.0 million (the “Capesize Tranche”) was repayable in 12 consecutive, quarterly installments of $1.3 million, commencing in January 2012 and matured in September 2014.

We and HSH Nordbank signed a supplemental agreement (the “HSH Nordbank $64.5 Supplemental”) on July 17, 2013. Under the HSH Nordbank $64.5 million Supplemental, we agreed to (i) defer a minimum of approximately $3.5 million payments from January 1, 2013 until December 31, 2014, (ii) prepay HSH Nordbank AG $6.6 million with pledged cash already held by HSH Nordbank, of which $3.5 million was applied against the balloon payment of Supramax Tranche and $3.1 million was applied pro rata against the eight quarterly repayment installments of the Supramax Tranche, starting with the scheduled repayment date in January 2013, (iii) amend some of the financial covenants until December 31, 2014, (iv) raise $20.0 million in equity (which condition was satisfied with the completion of our rights offering in July 2013, which resulted in gross proceeds of $80.1 million and our underwritten public offering in October 2013, which resulted in gross proceeds of $70.8 million – please see the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”), (v) to increase the loan margins from January 1, 2013 until December 31, 2014, (vi) include a semi-annual cash sweep mechanism, under which all earnings of the mortgaged vessels after operating expenses, dry docking provision, general and administrative expenses and debt service, if any, will be used as prepayment to the balloon installment for the Supramax Tranche, and (vii) not pay any dividends until December 31, 2014 or later in case of a covenant breach. When we sold the Star Sigma in April 2013, the HSH Nordbank $64.5 million Supplement also required us to use the proceeds from the sale to fully prepay the balance of the Capesize Tranche and use the remaining vessel sale proceeds of $4.1 million to prepay a portion of the Supramax Tranche, thus reducing the next seven scheduled quarterly installments reduced from $0.8 million to $0.2 million.

7.           HSH Nordbank $35.0 million Facility

On February 6, 2014, we entered into a secured term loan agreement (the “HSH Nordbank $35.0 million Facility”) with HSH Nordbank. The borrowings under this new loan agreement were used to partially finance the acquisition of second-hand vessels Star Challenger and Star Fighter. The HSH Nordbank $35.0 million Facility is secured by a first priority mortgage over the financed vessels. The borrowers under the HSH Nordbank $35.0 million Facility are the two vessel-owning subsidiaries that own the two vessels and Star Bulk Carriers Corp. is the guarantor. This facility matures in February 2021 and is repayable in 28 equal, consecutive, quarterly installments, commencing in May 2014, of $0.3 million for each of the Star Challenger and Star Fighter, and a final balloon payment of $8.8 million and $9.3 million, payable at maturity together with the last installments for Star Challenger and Star Fighter, respectively.

8.           Deutsche Bank $39.0 million Facility

On March 14, 2014, we entered into a new $39.0 million secured term loan agreement with Deutsche Bank AG (the “Deutsche Bank $39.0 million Facility”). The borrowings under this new loan agreement were used to partially finance the acquisition of the vessels Star Sirius and Star Vega. The Deutsche Bank $39.0 million Facility is secured by a first priority mortgage over the financed vessels. The borrowers under the Deutsche Bank $39.0 million Facility are the two vessel-owning subsidiaries that own the two vessels and Star Bulk Carriers Corp. is the guarantor. This facility consists of two tranches of $19.5 million each and matures in March 2021. Each tranche is repayable in 28 equal, consecutive, quarterly installments of $0.4 million each, commencing in June 2014 and a final balloon payment of $8.6 million payable at maturity.

Debt Assumed under the July 2014 Transactions

As a result of the July 2014 Transactions, we assumed, on July 11, 2014, an additional $208.2 million aggregate principal amount of debt consisting of the following debt agreements:

9.           ABN AMRO $87.5 million Facility

On August 1, 2013, Oceanbulk Shipping entered into a $34.5 million credit facility with ABN AMRO, N.V. (the “ABN AMRO $87.5 million Facility”) in order to partially finance the acquisition cost of the vessels Obelix and Maiden Voyage. The loans under the ABN AMRO $87.5 million Facility were available in two tranches of $20.4 million and $14.1 million. On August 6, 2013, Oceanbulk Shipping drew down the available tranches. On December 18, 2013, the ABN AMRO $87.5 million Facility was amended to add an additional loan of $53.0 million to partially finance the acquisition cost of the vessels Big Bang, Strange Attractor, Big Fish and Pantagruel. On December 20, 2013, Oceanbulk Shipping drew down the available tranches. The tranche under the ABN AMRO $87.5 million Facility relating to vessel Obelix matures in September 2017, the one relating to vessel Maiden Voyage matures in August 2018 and those relating to vessels Big Bang, Strange Attractor, Big Fish and Pantagruel mature in December 2018. The tranches are repayable in quarterly consecutive installments ranging between $0.2 million to $0.6 million and a final balloon payment for each tranche at maturity, ranging between $2.5 million and $12.8 million. The ABN AMRO $87.5 million Facility is secured by a first-priority ship mortgage on the financed vessels, general assignments, charter assignments and, operating account assignments and was guaranteed by Oceanbulk Shipping LLC. Following the completion of the Merger, Star Bulk Carriers Corp. replaced Oceanbulk Shipping as guarantor of the ABN AMRO $87.5 million Facility.

10.          Deutsche Bank $85.0 million Facility

On May 20, 2014, Oceanbulk Shipping entered into a loan agreement with Deutsche Bank AG Filiale Deutschlandgeschaft for the financing of an aggregate amount of $85.0 million (the “Deutsche Bank $85.0 million Facility”), in order to partially finance the construction cost of Magnum Opus, Peloreus and Leviathan. Each tranche matures five years after the drawdown date. The applicable tranches were drawn down concurrently with the deliveries of the financed vessels, in May, July and September 2014, respectively. Each loan is subject to 19 quarterly amortization payments equal to 1/60th of the loan amount, with the 20th payment equal to the remaining amount outstanding on the loan. The Deutsche Bank $85.0 million Facility is secured by first priority cross-collateralized ship mortgages on the financed vessels, charter assignments and insurance and earnings assignments, and was originally guaranteed by Oceanbulk Shipping. On July 4, 2014, an amendment to the Deutsche Bank $85.0 million Facility was executed in order to add ITF International Transport Finance Suisse AG as a lender and replace Oceanbulk Shipping with Star Bulk Carriers Corp. as guarantor of this facility.

11.          HSBC $86.6 million Facility

On June 16, 2014, Oceanbulk Shipping entered into a loan agreement with HSBC Bank plc. (the “HSBC $86.6 million Facility”) for the financing of an aggregate amount of $86.6 million, to partially finance the acquisition cost of the second hand vessels Kymopolia, Mercurial Virgo, Pendulum, Amami and Madredeus. The loan, which was drawn in June 2014, matures in May 2019 and is repayable in 20 quarterly installments, commencing three months after the drawdown, of $1.6 million plus a balloon payment of $55.5 million due together with the last installment. The HSBC $86.6 million Facility is secured by a first priority mortgage over the financed vessels and general and specific assignments and was originally guaranteed by Oceanbulk Shipping. On September 11, 2014, a supplemental agreement to the HSBC Facility was executed in order to replace Oceanbulk Shipping with Star Bulk Carriers Corp. as guarantor of the HSBC $86.6 million Facility.

12.          CEXIM $57.36 million Facility

On June 26, 2014, Oceanbulk Shipping entered into a loan agreement with the Export-Import Bank of China (the “CEXIM $57.36 million Facility”) for the financing of an aggregate amount of $57.36 million, which will be available in two tranches of $28.7 million each, to partially finance the construction cost of two Capesize bulk carriers currently under construction at SWS (Hulls HN 1312 (tbn Bruno Mars) and HN 1313 (tbn Jenmark), with expected delivery in April and May 2015, respectively. Each tranche will mature ten years from the delivery date of the last delivered financed vessel and will be repayable in 20 semi-annual installments of $1.2 million plus a balloon payment of $5.7 million, with the first installment being due on the first January 21 or July 21 six months after the delivery of each vessel. The CEXIM $57.36 million Facility will be secured by first priority cross-collateralized ship mortgages on the financed vessels, charter assignments and insurance and earnings assignments, and is guaranteed by Oceanbulk Shipping.

13.          Dioriga $20.0 million Facility

On April 14, 2014, Dioriga Shipping Co. entered into a loan agreement with HSBC Bank plc (the “Dioriga $20.0 million Facility”) for $20.0 million to partially finance the construction cost of Tsu Ebisu, which was delivered in April 2014. The Dioriga $20.0 million Facility will mature in March 2019 and will be repayable in 20 quarterly installments of $0.4 million each, commencing three months after the drawdown, plus a balloon payment of $13.0 million due together with the last installment. The Dioriga $20.0 million Facility is secured by a first priority mortgage over the financed vessel and general and specific assignments. On October 3, 2014, a supplemental agreement to the Dioriga $20.0 million Facility was executed in order for Star Bulk Carriers Corp. to become the guarantor of the Dioriga $20.0 million Facility and to include covenants similar to those of our other vessel financing facilities.

14.          NIBC $32.0 million Facility

On November 7, 2014, we and NIBC Bank N.V. entered into an agreement with respect to a credit facility (the “NIBC $32.0 million Facility”) for the financing of an aggregate amount of $32.0 million, which will be available in two tranches of $16.0 million, to partially finance the construction cost of two Ultramax bulk carriers currently under construction by Japan Marine United Corporation (Hulls HN 5040 (tbn Star Acquarius) and HN 5043 (tbn Star Pisces), with expected delivery in May and July 2015, respectively. The facility will mature in November, 2020. Each tranche is expected to be drawn concurrently with the delivery of the relevant vessel and will be repayable in consecutive quarterly installments of $0.3 million, commencing three months after the drawdown, plus a balloon payment of $10.4 million for each of HN 5040 ( tbn Star Acquarius) and HN 5043 (tbn Star Pisces) respectively, both due in November 2020.. The NIBC Facility is secured by a first priority cross collateralized mortgage over the financed vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

15.          BNP $32.48 million Facility

On July 31, 2014, Positive Shipping Company, one of our subsidiaries following the completion of the Pappas Transaction, executed a binding term sheet with BNP Paribas (the “BNP $32.48 million Facility”) for the financing of an amount up to $32.48 million to partially finance the construction cost of its Capesize bulk carrier Indomitable, which was constructed by Japan Marine United Corporation. Definitive agreement relating to this facility was executed on December 3, 2014 and the amount of $32.48 million was drawn in December 2014, in anticipation of the delivery of the Indomitable to us on January 8, 2015. The facility will be repaid in 20 equal, consecutive, quarterly principal payments of $0.5 million each, with the first becoming due and payable three months from the drawdown date and a balloon installment of $21.7 million payable simultaneously with the last installment, which is due in December 2019. The BNP $32.48 million Facility is secured by a first priority mortgage over the financed vessel and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

16.          Excel Vessel Bridge Facility

On August 19, 2014, we, through Unity Holding LLC (“Unity”), a fully owned subsidiary of Star Bulk, entered into a $231.0 million Senior Secured Credit Agreement, among Unity, as Borrower, the initial lenders named therein, as Initial Lenders, affiliates of Oaktree and Angelo, Gordon as Lenders, and Wilmington Trust, National Association, as Administrative Agent (the “Excel Vessel Bridge Facility”). We used borrowings under the Excel Vessel Bridge Facility to fund portion of the cash consideration for the Excel Vessels. On January 29, 2015, we repaid all of the amounts drawn under the Excel Vessel Bridge Facility and terminated the facility.

17.          DVB $24.75 million Facility

On October 31, 2014, as part of the Excel Transactions, we acquired 100% of the equity interests of Christine Shipco LLC, which is the owner of the vessel Christine (tbr Star Martha), one of the 34 Excel Vessels. In order to finance this acquisition, we entered into a credit facility with DVB Bank SE, Frankfurt (the “DVB $24.75 million Facility”). Definitive documentation for the DVB $24.75 million Facility was signed on October 30, 2014, and on October 31, 2014 we drew $24.75 million to pay Excel the related cash consideration. The DVB $24.75 million Facility will be repaid in 24 consecutive, quarterly principal payments of $0.9 million for each of the first four quarters and of $0.5 million for each of the remaining 20 quarters, with the first becoming due and payable three months from the drawdown date, and a balloon payment of $12.2 million payable simultaneously with the last quarterly installment, which is due in October 2020. The DVB $24.75 million Facility is secured by a first priority pledge of the membership interests of the Christine Shipco LLC and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

18.          Excel Vessel CiT Facility

On December 9, 2014, we entered into a new credit facility with CiT Finance LLC (the “Excel Vessel CiT Facility”) for an amount up to $30.0 million to partially finance the acquisition of 11 of the older Excel Vessels. The Excel Vessel CiT Facility is secured on a first-priority basis by these 11 Excel Vessels we have acquired, consisting of nine Panamax and two Handymax vessels (the “Excel Collateral Vessels”). We drew $30.0 million under the Excel Vessel CiT Facility on December 10, 2014. The borrowers under the Excel Vessel CiT Facility are the various vessel-owning subsidiaries that own the Excel Collateral Vessels and Star Bulk Carriers Corp. will be the guarantor. The Excel Vessel CiT Facility will mature in December 2016 and will be subject to quarterly amortization payments of $0.5 million, commencing on March 31, 2015, with a balloon payment equal to the outstanding amount under the Excel Vessel CiT Facility payable simultaneously with the last quarterly installment.

19.          Sinosure Facility

On December 22, 2014, we entered into a new credit facility with Deutsche Bank (China) Co., Ltd. Beijing Branch and HSBC Bank plc (the “Sinosure Facility”) for the financing of an aggregate amount of up to $156.5 million to partially finance the construction cost of eight Ultramax bulk carriers Honey Badger (ex-HN NE 164), Wolverine (ex-HN NE 165), HN NE 196 (tbn Star Antares), HN NE 197 (tbn Star Lutas), HN 1080 (tbn Kennadi), HN 1081 (tbn Mackenzie), HN 1082 (tbn Night Owl), HN 1083 (tbn Early Bird)) (the “Sinosure Financed Vessels”), which, with the exception of the Wolverine and Honey Badger, which were both delivered to us in February 2015, are under construction, with expected deliveries between April 2015 and November 2015. The financing will be available in eight separate tranches, one for each Sinosure Financed Vessel, and will be credit insured (95%) by China Export & Credit Insurance Corporation. Each tranche, which will be documented by a separate credit agreement, will mature 12 years after each drawdown and will be repaid in 48 equal and consecutive quarterly installments. The Sinosure Facility will be secured by a first priority cross collateralized mortgage over the Sinosure Financed Vessels and general and specific assignments and will be guaranteed by Star Bulk Carriers Corp.

On February 11, 2015, we entered into two separate credit agreements under the Sinosure Facility for the partial financing of the Wolverine (the “Wolverine Facility”) and Honey Badger (the “Honey Badger Facility”). On March 13, 2015, we drew $19.1 under the Wolverine Facility and $19.1 million under Honey Badger Facility. Each facility will be repaid in 48 consecutive, quarterly principal payments of $0.4 million until its maturity on March 2027. The Wolverine Facility and the Honey Badger Facility are secured by a first priority cross collateralized mortgage over the Wolverine and the Honey Badger, respectively, and general and specific assignments and will be guaranteed by Star Bulk Carriers Corp.

20.          Citi Facility

On December 22, 2014, we entered into a new credit facility with Citibank, N.A., London Branch (the “Citi Facility”) to provide financing for an amount of up to $100.0 million, in lieu of the Excel Vessel Bridge Facility, in connection with the acquisition of vessels Sandra (tbr Star Pauline), Lowlands Beilun (tbr Star Despoina), Star Angie, Star Sophia, Star Georgia, Star Kamila and Star Nina, which are seven of the Excel Vessels we have acquired (the “Citi Financed Excel Vessels”). The first tranche of $51.5 million was drawn on December 23, 2014, and the second tranche of $42.6 million was drawn on January 21, 2015. We used amounts drawn under the Citi Facility to repay portion of the Excel Vessel Bridge Facility in respect of those Citi Financed Excel Vessels. The Citi Facility matures on December 30, 2019. The Citi Facility will be repaid in 20 equal, consecutive, quarterly principal payments of $3.4 million, with the first installment due on March 30, 2015, with a balloon installment of $26.3 million payable simultaneously with the last quarterly installment. The Citi Facility is secured by a first priority mortgage over the Citi Financed Excel Vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

21.          Heron Vessels Facility

In November, 2014, we entered into a secured term loan agreement with CiT Finance LLC (the “Heron Vessels Facility”), in the amount of up to $25.3 million, in order to partially finance the acquisition cost of the two Heron Vessels, Star Gwyneth and Star Angelina. The drawdown of the financed amount incurred in December 2014, when we took delivery of the Heron Vessels. The Heron Vessels Facility matures on June 30, 2019 and is repayable in 19 equal consecutive, quarterly principal payments of $0.7 million (with the first becoming due and payable on December 31, 2014), with a balloon installment payable at maturity equal to the then outstanding amount of the loan. The Heron Vessels Facility is secured by a first priority mortgage over the financed vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

22.          DNB $120.0 million Facility

On December 29, 2014, we entered into an agreement with DNB Bank ASA as facility agent, security agent account bank and bookrunner, DNB Bank ASA, NIBC Bank N.V and Skandinaviska Enskilda Banken AB as original lenders, mandated lead arrangers and hedge counterparties (the “DNB $120.0 million Facility”), to provide financing for up to $120.0million, in lieu of the Excel Vessel Bridge Facility, in connection with the acquisition of vessels Star Nasia, Star Monisha, Star Eleonora, Star Danai, Star Renee, Star Markella, Star Laura, Star Moira, Ore Hansa (tbr Star Jennifer), Star Mariella, Star Helena and Star Maria, which are twelve of the Excel Vessels we have acquired or are acquiring (the “DNB Financed Excel Vessels”). We drew $88.3 million in December 2014, $9.5 million in January 2015, $9.5 million in February 2015, and we expect to draw the remaining amount of $9.5 million by the mid-April 2015. We used amounts drawn under the DNB Facility to repay portion of the amounts drawn under the Excel Vessel Bridge Facility relating to the DNB Financed Excel Vessels. The DNB Facility matures in December 2019 and will be repaid in 20 equal, consecutive, quarterly principal payments of $4.4 million, with the first installment due in March 2015, and a balloon installment of $29.2 million payable simultaneously with the 20th installment. The DNB Facility is secured by a first priority mortgage over the DNB Financed Excel Vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

23.          DVB $31.0 million Committed term sheet

On March 6, 2015, we entered in a committed term sheet with DVB Bank SE (the “DVB $31.0 million Committed term sheet”) for the financing of the newbuilding vessel HN5017 (tbn Deep Blue) for up to $31.0 million.

24.          BNP $39.5 million Committed term sheet

On March 13, 2015, we entered in a committed term sheet with BNP Paribas (the “BNP $39.5 million Committed term sheet”) for the financing of two vessels, the newbuilding vessel HN5056 (tbn Megalodon) and the 2004 built Panamax vessel Star Emily, which is one of the Excel Vessels, for up to $39.5 million.

25.          DNB – CEXIM $227.5 million Committed term sheet

On March 19, 2015, we entered in a committed term sheet with DNB Bank ASA as facility agent, security agent account bank and bookrunner, DNB Bank ASA and the Export-Import Bank of China (CEXIM) as mandated lead arrangers and DNB Bank ASA, Skandinaviska Enskilda Banken AB (SEB) and CEXIM as original lenders for the financing of seven newbuilding vessels, HN166 (tbn Gargantua), HN167 (tbn Goliath), HN1338 (tbn Star Aries), HN184 (tbn Maharaj), HN1339 (tbn Star Taurus), HN1342 (tbn Star Gemini) and HN198 (tbn Star Poseidon), for up to $227.5 million.

26.          ABN AMRO Bank N.V. $31.0 million Facility:

On March 31, 2015, we and ABN AMRO signed a third supplemental agreement and agreed to revise certain financial covenants.

27.          Restructuring Agreement – Commerzbank $120.0 million and $26.0 million Facilities:

On March 30, 2015, we and Commerzbank AG signed a second supplemental agreement. Under the supplemental agreement, we agreed to (i) prepay Commerzbank AG $3.0 million,(ii) amend some of the financial covenants and iii) change the repayment date relative to Commerzbank $26.0 million tranche from September 7, 2016 to July 31, 2015.

All of our bank loans bear interest at LIBOR plus a margin.

Credit Facility Covenants

Our outstanding credit facilities generally contain customary affirmative and negative covenants, on a subsidiary level, including limitations to:

•	incur additional indebtedness, including the issuance of guarantees;

•	create liens on our assets;
•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;
•	sell our vessels;
•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or
•	enter into a new line of business.

In addition, under certain of our loan agreements, we are not allowed to pay dividends or distributions until the later of (i) March 31, 2015 and (ii) the repayment of the deferred amounts under the Commerzbank $120.0 million Facility and the Commerzbank $26.0 million Facility. Additionally, we may not pay dividends or distributions if an event of default has occurred and is continuing or would result from such dividend or distribution.

Furthermore, our credit facilities contain financial covenants requiring us to maintain various financial ratios, including:

•	a minimum percentage of aggregate vessel value to loans secured;

•	a maximum ratio of total liabilities to market value adjusted total assets;
•	a minimum EBITDA to interest coverage ratio;
•	a minimum liquidity; and
•	a minimum equity ratio.

As of December 31, 2013 and 2014, we were required to maintain minimum liquidity, not legally restricted, of $9.3 million and $35.4 million, respectively. In addition, as of December 31, 2013 and 2014, we were required to maintain minimum liquidity, legally restricted, of $2.5 million and $14.0 million, respectively.

As of December 31, 2013 and 2014, we were in compliance with the applicable financial and other covenants contained in our debt agreements.

2019 Notes

On November 6, 2014, we issued $50.0 million aggregate principal amount of 8.00% Senior Notes due 2019 (the “2019 Notes”). The net proceeds were $48.4 million. The 2019 Notes mature in November 2019 and are senior, unsecured obligations of Star Bulk Carriers Corp. The 2019 Notes are not guaranteed by any of our subsidiaries.

The 2019 Notes bear interest at a rate of 8.00% per annum, payable quarterly in arrears on the 15th of February, May, August and November of each year, commencing on February 15, 2015.

We may redeem the 2019 Notes, in whole or in part, at any time on or after November 15, 2016 at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Prior to November 15, 2016, we may redeem the 2019 Notes, in whole or in part, at a price equal to 100% of their principal amount plus a make-whole premium and accrued interest to the date of redemption. In addition, we may redeem the 2019 Notes in whole, but not in part, at any time, at a redemption price equal to 100% of their principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, if certain events occur involving changes in taxation.

The indenture governing the 2019 Notes requires us to maintain a maximum ratio of net debt to consolidated total assets and a minimum consolidated tangible net worth. The indenture governing the 2019 Notes also contains various negative covenants, including a limitation on asset sales and a limitation on restricted payments. The indenture governing the 2019 Notes prevents us from paying dividends if the two above financial ratios are not met. The indenture governing the 2019 Notes also contains other customary terms and covenants, including that upon certain events of default occurring and continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the 2019 Notes then outstanding may declare the entire principal amount of all the 2019 Notes plus accrued interest, if any, to be immediately due and payable. Upon certain change of control events, we are required to offer to repurchase the 2019 Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption. If we receive net cash proceeds from certain asset sales and do not apply them within a specified deadline, we will be required to apply those proceeds to offer to repurchase the 2019 Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption.

As of December 31, 2014, we were in compliance with the applicable financial and other covenants contained in the 2019 Notes.

Dividend Payments

Currently, as mentioned above, we are prohibited from paying dividends under our facilities until the later of (i) March 31, 2015 and (ii) the repayment of the deferred amounts under the Commerzbank $120.0 million Facility and the Commerzbank $26.0 million Facility. Additionally, we may not pay dividends or distributions if an event of default has occurred and is continuing or would result from such dividend or distribution. In addition, we did not pay any dividends for the year ended 2014. Please see the section of this annual report entitled “Senior Secured Credit Facilities”.

C.	Research and Development, Patents and Licenses

Not Applicable.

D.	Trend Information

Please see Item 5.A, “Operating Results.”

E.	Off-balance Sheet Arrangements

As of the date of this annual report, we do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2014:

In thousands of Dollars	Payments due by period
Obligations	Total	Less than 1 year -2015	1-3 years (2016 - 2017)	3-5 years (2018- 2019)	More than 5 years (After January 1, 2020 )
Principal Loan Payments (including Excel Vessel Bridge Facility presented separately in the balance sheet)	811,793	96,485	298,934	360,261	56,113
8.00% 2019 Notes	50,000	-	-	50,000	-
Interest payments (1)	107,390	32,326	45,926	27,197	1,941
Shipbuilding contracts (2)	759,066	617,986	141,080	-	-
Bareboat capital leases - upfront hire & handling fees (3)	38,966	36,986	1,980	-	-
Bareboat commitments charter hire (3)	535,791	9,563	72,957	83,235	370,036
Office rent	948	108	216	202	422
Total	2,303,954	793,454	561,093	520,895	428,512

(1)	Amounts shown reflect interest payments we expect to make with respect to our long-term debt obligations. The interest payments reflect an assumed LIBOR based applicable rates of 0.17125% and 0.2556% (the one month and three month LIBOR as of December 31, 2014) plus the relevant margin of the applicable credit facility.

(2)	The amounts presented in the historical contractual obligations table represent our remaining obligations as of December 31, 2014 with respect to the pipeline of our newbuilding program, excluding those applicable under the bareboat lease agreements classified as capital leases, which are discussed under footnote (3) below.

(3)	We have entered into bareboat charters for eleven of our newbuilding vessels with the option to purchase the vessels at any time and a purchase obligation upon the completion of the charter period, which range from eight to ten years. The amounts represent our commitments under the bareboat lease arrangements representing the upfront hire fee and the charter hire. The bareboat charter hire is comprised of fixed and variable portion, the variable portion is calculated based on the 6-month LIBOR of 0.3628%, as of December 31, 2014.

Our Fleet – Illustrative Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In Item 5.A, “Critical Accounting Policies – Impairment of long-lived assets”, we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value. We would, however, not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

The table set forth below indicates: (i) the carrying value of each of our vessels as of December 31, 2014, and (ii) which of our vessels we believe has a basic market value below its carrying value. The aggregate difference between the carrying value of our vessels and their market value of $225.4 million, represents the amount by which we believe we would have to reduce our net income if we sold these 51 vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale.

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

				Carrying Value as of December 31, 2014 (in millions of U.S. dollars)
	Vessel Name	Size (dwt.)	Year Acquired
1	Leviathan	182,511	2014	59.8	*
2	Peloreus	182,496	2014	59.2	*
3	Obelix	181,433	2014	50.8	*
4	Sandra (tbr Star Pauline)	180,274	2014	30.1
5	Christine (tbr Star Martha)	180,274	2014	44.7	*
6	Pantagruel	180,181	2014	34.0	*
7	Star Borealis	179,678	2011	48.7	*
8	Star Polaris	179,600	2011	49.2	*
9	Star Angie	177,931	2014	37.3	*
10	Big Fish	177,643	2014	34.1	*
11	Kymopolia	176,990	2014	38.7	*
12	Big Bang	174,109	2014	39.3	*
13	Star Aurora	171,199	2010	32.5	*
14	Star Mega	170,631	2011	9.8
15	Lowlands Beilun (tbr Star Despoina)	170,162	2014	13.3
16	Star Big	168,404	2011	11.6
17	Star Eleonora	164,218	2014	17.7	*
18	Amami	98,681	2014	27.9	*
19	Madredeus	98,681	2014	27.9	*
20	Star Sirius	98,681	2014	29.1	*
21	Star Vega	98,681	2014	29.0	*
22	Star Angelina	82,981	2014	24.9	*
23	Star Gwyneth	82,790	2014	24.9	*
24	Star Kamila	82,769	2014	22.4	*
25	Pendulum	82,619	2014	21.5	*
26	Star Maria	82,598	2014	18.3	*
27	Star Markella	82,594	2014	20.7	*
28	Star Danai	82,574	2014	20.1	*
29	Star Georgia	82,298	2014	17.6	*
30	Star Sophia	82,269	2014	20.4	*
31	Star Mariella	82,266	2014	21.6	*
32	Star Moira	82,257	2014	17.6	*
33	Star Renee	82,221	2014	15.6
34	Star Nasia	82,220	2014	22.9	*
35	Star Laura	82,209	2014	15.9
36	Star Helena	82,187	2014	15.3
37	Mercurial Virgo	81,545	2014	25.8	*
38	Magnum Opus	81,022	2014	33.2	*
39	Tsu Ebisu	81,001	2014	33.2	*
40	Star Iris	76,466	2014	20.5	*
41	Star Aline	76,429	2014	19.9	*
42	Star Emily	76,417	2014	18.9	*
43	Star Christianna	74,577	2014	9.8	*
44	Star Natalie	73,798	2014	10.6	*
45	Star Vanessa	72,493	2014	8.6	*
46	Star Monika	71,504	2014	5.0	*
47	Star Julia	70,083	2014	4.3
48	Star Tatianna	69,634	2014	5.9	*
49	Star Challenger	61,462	2013	27.9	*
50	Star Fighter	61,455	2013	28.0
51	Maiden Voyage	58,722	2014	28.9	*
52	Strange Attractor	55,742	2014	21.4	*
53	Star Omicron	53,489	2008	15.7	*
54	Star Gamma (ex C Duckling)	53,098	2008	12.3	*
55	Star Zeta (ex I Duckling)	52,994	2008	13.5	*
56	Star Delta (ex F Duckling)	52,434	2008	10.5
57	Star Theta (ex J Duckling)	52,425	2007	13.3	*
58	Star Epsilon (ex G Duckling)	52,402	2007	11.5	*
59	Star Cosmo	52,246	2008	12.6	*
60	Star Kappa (ex E Duckling)	52,055	2007	11.6	*
61	Star Michele	45,588	2014	8.8	*
62	Star Kim	38,858	2014	5.0
				1,441.1

*	Indicates drybulk carrier vessels for which we believe, as of December 31, 2014, the basic charter-free market value is lower than the vessel’s carrying value.

We refer you to the risk factor entitled “The market values of our vessels may decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities (including ship financing facilities) or result in an impairment charge, and we may incur a loss if we sell vessels following a decline in their market value” and the discussion herein under the headings “Critical Accounting Policies – Impairment of long-lived assets” and “Results of Our Operations – Year ended December 31, 2014 compared to the year ended December 31, 2013 – Vessel Impairment Loss”.

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

In July 2013, the board of directors increased the number of directors constituting the board of directors to six and appointed Mr. Roger Schmitz as a Class B director. At the 2013 annual general meeting in September 2013, Petros Pappas, previously a Class A director, was elected as a Class C director and Mr. Spyros Capralos was re-elected as a Class C director.

In July 2014 and in connection with the Transactions, the board of directors increased the number of directors constituting the board of directors to nine and, following the resignation of Ms. Milena-Maria Pappas, appointed Rajath Shourie as a Class A director, Emily Stephens as a Class B director, Renée Kemp as a Class C director and Stelios Zavvos as a Class A director pursuant to the terms and subject to the conditions of the Transactions.

The appointments of Rajath Shourie as a Class A director, Emily Stephens as a Class B director, Renée Kemp as a Class C director took place under the Oaktree Shareholders Agreement, which we entered into at the closing of the July 2014 Transactions (described in “Item 4. Information on the Company—A. History and Development of the Company”). Under the Oaktree Shareholders Agreement, Oaktree currently has the right to nominate four of our nine directors.

At the 2014 annual general meeting in October 2014, Messrs. Rajath Shourie, Tom Søfteland and Stelios Zavvos were re-elected as Class A directors.

On February 17, 2015, Rajath Shourie and Emily Stephens were replaced by Mahesh Balakrishnan and Jennifer Box, respectively. The four directors currently designated by Oaktree are Messrs. Pappas and Balakrishnan and Mses. Box and Kemp.

Our directors and executive officers are as follows:

Name	Age	Position
Petros Pappas	62	Chief Executive Officer and Class C Director
Spyros Capralos	60	Non-Executive Chairman and Class C Director
Hamish Norton	56	President
Simos Spyrou	40	Co-Chief Financial Officer
Christos Begleris	33	Co-Chief Financial Officer
Nicos Rescos	43	Chief Operating Officer
Zenon Kleopas	60	EVP—Technical & Operations
Tom Søfteland	54	Class A Director
Koert Erhardt	59	Class B Director
Roger Schmitz	33	Class B Director
Mahesh Balakrishnan	32	Class A Director
Jennifer Box	33	Class B Director
Renée Kemp	36	Class C Director
Stelios Zavvos	61	Class A Director

Petros Pappas, Chief Executive Officer and Director

Petros Pappas serves as our CEO and as a director on our board of directors. Mr. Pappas served from our inception up to July 2014 as our non-executive Chairman of the board of directors. He served as a member of Star Maritime’s board of directors since its inception. Throughout his career as a principal and manager in the shipping industry, Mr. Pappas has been involved in over 270 vessel acquisitions and disposals. In 1989, he founded Oceanbulk Maritime S.A., a dry cargo shipping company that has operated managed vessels aggregating as much as 1.6 million deadweight tons of cargo capacity. He also founded the Oceanbulk Group of affiliated companies, which are involved in the service sectors of the shipping industry. Mr. Pappas has been a Director of the UK Defense Club, a leading insurance provider of legal defense services in the shipping industry worldwide, since January 2002, and is a member of the Union of Greek Ship owners (UGS). Mr. Pappas received his B.A. in Economics and his MBA from The University of Michigan, Ann Arbor. Mr. Pappas was recently awarded the 2014 Lloyd’s List Greek Awards “Shipping Personality of the Year”.

Spyros Capralos, Non-Executive Chairman and Director

Spyros Capralos serves as our Non-Executive Chairman and director. Mr. Capralos served from February 7, 2011 up to July 2014 as our Chief Executive Officer, President and director. From October 2004 to October 2010, Mr. Capralos served as Chairman of the Athens Exchange and Chief Executive Officer of the Hellenic Exchanges Group and was the President of the Federation of European Securities Exchanges. He was formerly Vice Chairman of the National Bank of Greece, Vice Chairman of Bulgarian Post Bank, Managing Director of the Bank of Athens and has ten years of banking experience with Bankers Trust Company (now Deutsche Bank) in Paris, New York, Athens, Milan and London. He is the current President of the Hellenic Olympic Committee and served as Secretary General of the Athens 2004 Olympics Games and Executive Director and Deputy Chief Operating Officer of the Organizing Committee for the Athens 2004 Olympic Games. He studied Economics at the University of Athens and earned his Master Degree in Business Administration from INSEAD University in France. Effective as of January 1, 2015, Mr. Capralos also serves as Chief Executive Officer of Oceanbulk Container Carriers LLC.

Hamish Norton, President

Hamish Norton serves as our President. He was previously the Head of Corporate Development and Chief Financial Officer of Oceanbulk Maritime S.A. Prior to joining Oceanbulk Maritime, from 2007 through 2012, Mr. Norton was a Managing Director and the Global Head of the Maritime Group at Jefferies LLC, and from 2003 to 2007, he was head of the shipping practice at Bear, Stearns. Mr. Norton is notable for creating Nordic American Tankers Ltd. and Knightsbridge Tankers Ltd., the first two high dividend yield shipping companies, and has advised on numerous capital markets and mergers and acquisitions transactions by shipping companies. From 1984-1999 he worked at Lazard Frères & Co.; from 1995 onward as general partner and head of shipping. Mr. Norton received an A.B. in Physics from Harvard and a Ph.D. in Physics from University of Chicago.

Simos Spyrou, Co-Chief Financial Officer

Simos Spyrou serves as our Co-Chief Financial Officer. Mr. Spyrou joined us as Deputy Chief Financial Officer in 2011, and was appointed Chief Financial Officer in September 2011. From 1997 to 2011, Mr. Spyrou worked at the Hellenic Exchanges (HELEX) Group, the public company which operates the Greek equities and derivatives exchange, the clearing house and the central securities depository. From 2005 to 2011, Mr. Spyrou held the position of Director of Strategic Planning, Communication and Investor Relations at the Hellenic Exchanges Group and he also served as a member of the Strategic Planning Committee of its board of directors. From 1997 to 2002, Mr. Spyrou was responsible for financial analysis at the research and technology arm of the Hellenic Exchanges Group. Mr. Spyrou attended the University of Oxford, receiving a degree in Mechanical Engineering and an MSc in Engineering, Economics & Management, specializing in finance. Following the completion of his studies at Oxford, he obtained a post graduate degree in Banking and Finance, from Athens University of Economics & Business.

Christos Begleris, Co-Chief Financial Officer

Christos Begleris serves as our Co-Chief Financial Officer. He served as Deputy Chief Financial Officer of Oceanbulk Maritime since March 2013. He has been involved in the shipping industry since 2008, as deputy to the Chief Financial Officer of Thenamaris (Ships Management) Inc. Mr. Begleris has considerable banking and capital markets experience, having executed more than $9.0 billion of acquisitions and financings in the corporate finance and fixed income groups of Lehman Brothers and the principal investments group of London & Regional Properties. Mr. Begleris received an M.Eng. in Mechanical Engineering from Imperial College, London, and an MBA from Harvard Business School.

Nicos Rescos, Chief Operating Officer

Nicos Rescos serves as our Chief Operating Officer. He was the Chief Operating Officer of Oceanbulk Maritime S.A. since April 2010. Mr. Rescos has been involved in the shipping industry since 1993 and has strong expertise in the dry bulk, container and product tanker markets. From 2007 to 2009, Mr. Rescos worked with a family fund in Greece investing in dry bulk vessels and product tankers. From 2000 to 2007, Mr. Rescos served as the Commercial Manager of Goldenport Holdings Inc. where he was responsible for the acquisition of 35 dry bulk and container vessels and initiated the company’s entry in the product tankers arena through an innovative joint venture with a major commodity trading company. He received a BSc in Management Sciences from The University of Manchester Institute of Science and Technology (UMIST) and an MSc in Shipping Trade and Finance from the City University Business School.

Zenon Kleopas, Executive Vice President-Technical Operations

Zenon Kleopas serves as our Executive Vice President-Technical Operations. Mr. Kleopas joined us in July 2011 as Chief Operating Officer and has over 30 years of experience in the shipping industry. He was actively involved in the acquisition of our initial fleet in 2007 and 2008. He has extensive experience in ship operations and supervising ship management through his continuous employment in Shipping Companies in the U.K. and Greece since 1980. Mr. Kleopas has worked for various shipping companies, including Victoria Steamship Co Ltd. (London), Marship Corporation (renamed Marship Services Inc), Astron Maritime SA, Combine Marine Inc. and Oceanbulk Maritime SA. Before joining us, Mr. Kleopas was the general manager of Combine Marine Inc. and the managing director of Oceanbulk Maritime SA. Mr. Kleopas received a B.Sc. degree in 1978 and a M.Sc. degree in 1980 from Glasgow University, both in Naval Architecture & Ocean Engineering. He is a member of the Technical Chamber of Greece, the Royal Institution of Naval Architects (UK), the Marine Technical Managers’ Association of Greece and the Hellenic Technical Committee of classification society RINA.

Tom Søfteland, Director

Tom Søfteland serves and has served since our inception as a member of our board of directors and as chairman of the audit committee. He served as a member of Star Maritime’s board of directors since its inception. During 1982 – 1990 he served in different positions within Odfjell Chemical Tankers, including operations, chartering and project activities. In August 1990 he joined the shipping department of IS Bank ASA and in 1992 he became the general manager of the shipping, oil & offshore department. In 1994 he was promoted to Deputy CEO of the bank. During the fourth quarter of 1996, Mr. Søfteland founded Capital Partners A.S. of Bergen, Norway, a financial services firm which specialized in shipping, oil & off-shore finance, investment bank and asset management services. He held the position as CEO until he resigned in June of 2007. As from second half of 2007 and until today, Mr. Søfteland runs his own investment company, styled Spinnaker AS, based in Norway. He has also joined several private and public companies both shipping and non-shipping, based in London, New York, Bergen, Athens and Singapore, as an investor, chairman or director such as EGD Holding AS, SeaSeaShipping Ltd, Tailwind Group and Stream Tankers AS. Mr. Søfteland received his B.Sc. in Economics from the Norwegian School of Business and Administration (NHH).

Koert Erhardt, Director

Koert Erhardt serves and has served since our inception as a member of our board of directors. He is currently the Managing Director of Augustea Bunge Maritime Ltd. of Malta. From September 2004 to December 2004, he served as the Chief Executive Officer and a member of the board of CC Maritime S.A.M., an affiliate of the Coeclerici Group, an international conglomerate whose businesses include shipping and transoceanic transportation of dry bulk materials. From 1998 to September 2004, he served as General Manager of Coeclerici Armatori S.p.A. and Coeclerici Logistics S.p.A., affiliates of the Coeclerici Group, where he created a shipping pool that commercially managed over 130 vessels with a carrying volume of 72 million tons and developed the use of the Freight Forward Agreement trading, which acts as a financial hedging mechanism for the pool. From 1994 to 1998, he served as the General Manager of Bulk Italia, a prominent shipping company which at the time owned and operated over 40 vessels. From 1990 to 1994, Mr. Erhardt served in various positions with Bulk Italia. From 1988 to 1990, he was the Managing Director and Chief Operating Officer of Nedlloyd Drybulk, the dry bulk arm of the Nedlloyd Group, an international conglomerate whose interests include container ship liner services, tankers, oil drilling rigs and ship brokering. Mr. Erhardt received his Diploma in Maritime Economics and Logistics from Hogere Havenen Vervoersschool (now Erasmus University), Rotterdam, and successfully completed the International Executive Program at INSEAD, Fontainebleau, France. Mr. Erhardt has also studied at the London School of Foreign Trade.

Roger Schmitz, Director

Roger Schmitz serves and has served since July 25, 2013 as a member of our board of directors. Mr. Schmitz is a Senior Investment Professional for Monarch Alternative Capital LP, where he is responsible for analyzing investments and potential investments in a wide variety of corporate and sovereign situations, both domestically and internationally. Prior to joining Monarch in 2006, Mr. Schmitz was an Analyst in the Financial Sponsors Group at Credit Suisse, where he focused on leverage finance. Mr. Schmitz received an A.B., cum laude, in economics from Bowdoin College.

Mahesh Balakrishnan, Director

Mahesh Balakrishnan serves as a member of our board of directors. Ms. Balakrishnan is a Senior Vice President in Oaktree’s Opportunities Funds. He joined Oaktree in 2007 and has been focused on investing in the Chemicals, Energy, Financial Institutions, Real Estate and Shipping sectors. Mr. Balakrishnan has worked with a number of Oaktree’s portfolio companies and currently serves on the boards of STORE Capital Corp. (NYSE:STOR) and Momentive Performance Materials. He has been active on a number of creditors’ committees during restructuring of investments, including Eagle Bulk Shipping, Excel, Lehman Brothers and LyondellBasell. Prior to Oaktree, Mr. Balakrishnan spent two years in the Financial Sponsors & Leveraged Finance group at UBS Investment Bank. Mr. Balakrishnan graduated cum laude with a B.A. degree in Economics (Honors) from Yale University.

Jennifer Box, Director

Jennifer Box serves as a member of our board of directors. Ms. Box is a Senior Vice President in Oaktree’s Opportunities Funds. Since she joined Oaktree in 2009, Ms. Box has made investments in the Shipping, Power, Energy, Media and Technology sectors. Prior to Oaktree, Ms. Box spent three and a half years as an Investment Associate at The Blackstone Group in the Distressed Debt Fund. Prior to Blackstone, she was an Associate Consultant at The Boston Consulting Group. Ms. Box graduated summa cum laude with a B.S. degree in Economics and a minor in Mathematics from Duke University, where she was elected to Phi Beta Kappa. She is a CFA charterholder.

Renée Kemp, Director

Renée Kemp serves as a member of our board of directors. Ms. Kemp joined Oaktree in 2012 and currently serves as Vice President, Legal. Prior to joining Oaktree, Ms. Kemp spent six years as a Solicitor in the corporate finance department of the London law firm, Charles Russell LLP. She undertook a secondment in 2008 with the legal department of Novator Partners LLP, an FSA regulated fund manager in London. Ms. Kemp received a First Class Bachelor of Laws degree with Honours from James Cook University in Queensland, and qualified as a solicitor in Australia in 2005. She re-qualified as a solicitor in England and Wales in 2008.

Stelios Zavvos, Director

Stelios Zavvos serves as a member of our board of directors. Mr. Zavvos is the Founder and CEO of Zeus Private Equity Group, which engages in the investment and development of large scale projects throughout Southeastern Europe, Turkey and the United States. Mr. Zavvos was also Founder and CEO of Continental American Capital, an investment group which focused on real estate investment and financing in the United States. He is the Founder and President of the Harvard Business School Club of Greece, Chairman of Solidarity Net Foundation, a Member of the European Council on Foreign Relations, as well as a Member of International Crisis Group’s International Advisory Council. He holds an MBA from Harvard Business School and a MSc in Civil Engineering from Polytechnic University of Athens.

B.	Compensation of Directors and Senior Management

For the year ended December 31, 2014, aggregate compensation to our senior management was $1,515,933. Non-employee directors of Star Bulk receive an annual cash retainer of $15,000, plus a fee of $1,000 for each board and committee meeting attended, including meetings attended telephonically. The chairman of the audit committee receives an additional $7,500 per year and each chairman of our other standing committees receives an additional $5,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. We do not have a retirement plan for our officers or directors. The table below summarizes the fees of the board of directors for the year ended December 31, 2014.

In Dollars
Spyros Capralos	15,493
Petros Pappas	9,890
Milena-Maria Pappas	9,890
Tom Søfteland	37,500
Koert Erhardt	35,671
Roger Schmitz	24,000
Rajath Shourie	12,151
Emily Stephens	12,151
Renée Kemp	11,151
Stelios Zavvos	13,151
181,048

Equity Incentive Plan

On March 21, 2013, we adopted an equity incentive plan (“the 2013 Equity Incentive Plan”), under which officers, key employees, directors and consultants of the Company and its subsidiaries will be eligible to receive options to acquire shares of common stock, stock appreciation rights, restricted stock and other stock-based or stock-denominated awards. We reserved a total of 240,000 shares of common stock for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan. The purpose of the 2013 Equity Incentive Plan is to encourage ownership of shares by, and to assist us in attracting, retaining and providing incentives to, our officers, key employees, directors and consultants, whose contributions to us are or may be important to our success and to align the interests of such persons with our shareholders. The various types of incentive awards that may be issued under the 2013 Equity Incentive Plan enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business. The plan is administered by our compensation committee, or such other committee of our board of directors as may be designated by the board to administer the plan. The plan permits issuance of restricted shares, grants of options to purchase common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted stock.

On February 20, 2014, our board of directors approved the 2014 Equity Incentive Plan (the “2014 Equity Incentive Plan”), under which officers, key employees, directors and consultants of the Company and its subsidiaries will be eligible to receive options to acquire shares of common stock, stock appreciation rights, restricted stock and other stock-based or stock-denominated awards. We reserved a total of 430,000 shares of common stock for issuance under the 2014 Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in the plan. All of the material provisions of the 2014 Equity Incentive Plan are substantially similar to the provisions contained in our prior equity incentive plans.

Under the terms of the Equity Incentive Plans, stock options and stock appreciation rights granted under the Equity Incentive Plans will have an exercise price per common share equal to the fair market value of a common share on the date of grant, unless otherwise determined by the administrator of the Equity Incentive Plans, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights are exercisable at times and under conditions as determined by the administrator of the Equity Incentive Plans, but in no event will they be exercisable later than ten years from the date of grant.

The administrator of the Equity Incentive Plans may grant common shares of restricted stock and awards of restricted stock units subject to vesting and forfeiture provisions and other terms and conditions as determined by the administrator of the Equity Incentive Plans. Upon the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of restricted stock units that then vest multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the administrator of the Equity Incentive Plans. The administrator of the Equity Incentive Plans may grant dividend equivalents with respect to grants of restricted stock units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the Equity Incentive Plans), unless otherwise provided by the administrator of the Equity Incentive Plans in an award agreement, awards then outstanding shall become fully vested and exercisable in full.

The board of directors may amend or terminate the Equity Incentive Plans and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholders’ approval of Equity Incentive Plans amendments may be required in certain definitive, pre-determined circumstances if required by applicable rules of a national securities exchange or the Commission. Unless terminated earlier by the board of directors, the Equity Incentive Plans will expire ten years from the date on which the Equity Incentive Plans was adopted by the board of directors.

In 2007, 2010 and 2011 we adopted the 2007 Equity Incentive Plan, the 2010 Equity Incentive Plan and the 2011 Equity Incentive Plan, respectively, and reserved for issuance 133,333 common shares under each plan. The terms and conditions of the 2007, 2010 and 2011 Equity Incentive Plans are substantially similar to those of the 2013 and 2014 Equity Incentive Plans. All of the common shares that were reserved for issuance under the 2007, the 2010 and 2011 Equity Incentive Plans were issued and vested in full.

During the years 2012, 2013 and 2014 and as of April 6, 2015, pursuant to the Equity Incentive Plans, we have granted the following securities:

•	On January 17, 2012, an aggregate of 90,667 restricted common shares were granted to our directors, officers and employees. The respective shares were issued on April 20, 2012 and vested on March 30, 2012;

•	On March 21, 2013, 239,333 restricted common shares were granted to our directors, officers and employees. The respective shares were issued on September 11, 2013 and vested on March 21, 2014.

•	On March 21, 2013, 12,000 restricted common shares were granted to our former director Mr. Espig. The respective shares issued on June 27, 2013, and vested immediately.

•	On May 3, 2013, 28,000 restricted common shares were granted to Mr. Spyros Capralos, our former Chief Executive Officer and current Non-Executive Chairman, pursuant to the terms of renewal consultancy agreement with an entity owned and controlled by him. The first installment of 9,333 shares was issued on May 27, 2014, and vested on May 3, 2014. The remaining two installments of 9,333 and 9,334, respectively, were cancelled and will not be issued since his consultancy agreement was terminated following the Transactions.

•	On February 20, 2014, 394,167 restricted common shares were granted to certain of our directors, officers and employees. The respective shares were issued on May 27, 2014 and vested in March 2015.

•	On February 20, 2014, 8,000 restricted common shares were granted to two of our directors, Mr. Softeland and Mr. Erhardt. The respective shares were issued on May 27, 2014 and vested on the same date that they were granted.

•	On July 11, 2014, 15,000 restricted common shares were granted to two of our directors, Mr. Softeland and Mr. Schmitz. We plan to issue the respective shares during the second quarter of 2015.

•	On August 4, 2014, 168,842 restricted common shares were issued to our former Chief Executive Officer and current Non-Executive Chairman, Spyros Capralos, in connection with a termination agreement.

As of the date of this annual report, 5,593 common shares are available under the 2014 Equity Incentive Plan.

C.	Board Practices

Our board of directors is divided into three classes with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The initial term of our board of directors is as follows:

•	The term of the Class A directors expires in 2017;

•	The term of Class B directors expires in 2015; and

•	The term of Class C director expires in 2016.

Employment and Consultancy Agreements

Star Bulk Management entered into an employment agreement with Mr. Spyros Capralos in February 2011 for work performed for Star Bulk. Star Bulk has also entered into a separate consulting agreement with a company owned and controlled by Mr. Capralos in February 2011 for work performed by him outside of Greece. In May 2013, Star Bulk Management entered into renewal employment and consulting agreements with Mr. Spyros Capralos and with a company owned and controlled by him. Under the employment agreement, Mr. Capralos received an annual base salary which was subject to increase based on annual review by the compensation committee of our board of directors. Under the consulting agreement, the company controlled by Mr. Capralos was entitled to receive an annual consulting fee. Mr. Capralos also received additional incentive compensation as determined annually by the compensation committee of our board of directors, in accordance with the terms and subject to the conditions of the consultancy agreement. In July 2014, the employment and consultancy agreements with Mr. Capralos were terminated in connection with the July 2014 Transactions and Mr. Capralos received a severance payment of 168,842 common shares and an amount of €664,000 in cash.

Star Bulk Management entered into an employment agreement with Mr. Simos Spyrou in May 2011 for work performed for Star Bulk. Star Bulk has also entered into a separate consulting agreement with a company owned and controlled by Mr. Spyrou in May 2011 for work performed by him outside of Greece. In May 2013, Star Bulk Management entered, into renewal employment and consulting agreements with Mr. Spyrou and with a company owned and controlled by him. Under the employment agreement, Mr. Spyrou receives an annual base salary which is subject to increase based on annual review by the compensation committee of our board of directors. Under the consulting agreement, the company controlled by Mr. Spyrou is entitled to receive an annual consulting fee.

Star Bulk Management entered into a consulting agreement with a company owned and controlled by Mr. Zenon Kleopas in July 2011. This agreement has an indefinite term and each party may terminate the agreement giving one month’s notice. Under the consulting agreement, the company controlled by Mr. Kleopas is entitled to receive an annual consulting fee. In addition, in connection with the July 2014 Transactions the Company’s then Chief Operating Officer, Mr. Zenon Kleopas, was appointed Executive Vice President Technical.

Following the completion of the Merger, on December 17, 2014, we entered into employment agreements with Messrs. Petros Pappas, our new Chief Executive Officer, Hamish Norton, our new President, Nicos Rescos, our new Chief Operating Officer, and Christos Begleris, our new Co-Chief Financial Officer, for work performed for Star Bulk. We have also entered into consulting agreements with companies owned and controlled by each of the new Chief Operating Officer and the new Co-Chief Financial Officer for work performed by them outside of Greece. Under the employment agreements, Messrs. Rescos and Begleris receive an annual base salary which is subject to increase based on annual review by the compensation committee of our board of directors. Under the consulting agreement, the companies controlled by Messrs. Rescos and Begleris, respectively, are entitled to receive an annual consulting fee. The aforementioned employment and consultancy agreements have a term of three years unless terminated earlier in accordance with their terms, except for the employment agreement of the new Chief Executive Officer, which has a term of one year, unless terminated earlier in accordance with its terms.

Our officers will be eligible to receive discretionary bonus awards and/or awards under our equity incentive plan in such amounts, if any, as determined by our board of directors, in its sole discretion. In making such determinations, the board of directors will consider the then prevailing operations and financial condition of our Company, including any contingencies that are then known, as well as the amount of compensation paid to similarly situated officers of other companies in the seaborne transportation industry.

Committees of the Board of Directors

Our audit committee which is comprised of three independent directors, is responsible for, among other things, (i) reviewing our accounting controls, (ii) making recommendations to the board of directors with respect to the engagement of our outside auditors and (iii) reviewing all related party transactions for potential conflicts of interest and all those related party transactions and subject to approval by our audit committee.

Our compensation committee, which is comprised of three directors, is responsible for, among other things, recommending to the board of directors our senior executive officers’ compensation and benefits.

Our nominating and corporate governance committee, which is comprised of two independent directors, is responsible for, among other things, (i) recommending to the board of directors nominees for director and directors for appointment to committees of the board of directors, and (ii) advising the board of directors with regard to corporate governance practices.

Shareholders may also nominate directors in accordance with procedures set forth in Bylaws.

Our Audit Committee consists of Mr. Koert Erhardt, Mr. Stelios Zavvos and Mr. Tom Softeland, who is the chairman of the committee. Our Compensation Committee consists of Mr. Tom Softeland, Mr. Mahesh Balakrishnan and Mr. Spyros Capralos, who is the chairman of the committee. Our Nominating Committee consists of Mr. Spyros Capralos, Ms. Jennifer Box and Mr. Koert Erhardt, who is the chairman of the committee.

D.	Employees

As of December 31, 2012, 2013, 2014 and April 6, 2015 we had 55, 67, 119 and 141 employees, respectively, including our executive officers. There was an 83% increase in the number employees, as compared to the year ended December 31, 2013, as a result of the Merger and the consequent anticipated fleet growth of Star Bulk.

E.	Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see Item 7 “Major Shareholders and Related Party Transactions.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table presents certain information as of April 6, 2015 regarding the ownership of our common shares with respect to each shareholder, who we know to beneficially own more than five percent of our outstanding common shares, and our directors.

	Shares of common stock
Beneficial Owner	Amount	Percentage (1)
Oaktree Capital Group Holdings GP, LLC and certain of its advisory clients (2)	82,154,649	50.81%
Monarch Alternative Capital LP and certain of its advisory clients (3)	9,611,004	5.94%
Angelo, Gordon and certain of its advisory clients (4)	2,480,000	1.53%
Millennia Holdings LLC (5)	5,051,148	3.12%
Mirabel Shipholding & Invest Limited (5)	1,832,293	1.13%
Ilta Commodities, S.A. (5)	800,000	*
Milena-Maria Pappas (6)	1,750,335	1.08%
Excel Maritime Carriers Ltd. (7)	28,924,151	17.89%
Petros Pappas	-	*
Spyros Capralos	341,373	*
Hamish Norton	-	*
Simos Spyrou	81,984	*
Christos Begleris	-	*
Nicos Rescos	4,953	*
Zenon Kleopas	30,000	*
Tom Søfteland	86,675	*
Koert Erhardt	102,947	*
Roger Schmitz	-	*
Mahesh Balakrishnan	-	*
Jennifer Box	-	*
Renée Kemp	-	*
Stelios Zavvos	-	*
Emily Stephens	-	*
Rajath Shourie	-	*

(1)	Percentage amounts based on 161,691,380 common shares outstanding as of April 6, 2016.
(2)	Consists of (i) 5,389,727 shares held by Oaktree Value Opportunities Fund, L.P. (“VOF”), (ii) 8,693,979 shares held by Oaktree Opportunities Fund IX Delaware, L.P. (“Fund IX”), (iii) 79,849 shares held by Oaktree Opportunities Fund IX (Parallel 2), L.P. (“Parallel 2”) and (iv) 67,991,094 shares held by Oaktree Dry Bulk Holdings LLC (“Dry Bulk Holdings”). Each of the foregoing funds and entities is affiliated with Oaktree Capital Group Holdings GP, LLC (“OCGH”). The members of OCGH are Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank, Sheldon M. Stone, Larry W. Keele, Stephen A. Kaplan and David M. Kirchheimer. Each of the direct and indirect general partners, managing members, directors, unit holders, shareholders, and members of VOF, Fund IX, Parallel 2 and Dry Bulk Holdings, may be deemed to share voting and dispositive power over the shares owned by such entities, but disclaims beneficial ownership in such shares except to the extent of any pecuniary interest therein. The address for these entities is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. OCM Investments, LLC (a subsidiary of Oaktree Capital Management, L.P., which is the investment manager of the Oaktree funds) is registered as a broker-dealer with the Commission and in all 50 states, the District of Columbia and Puerto Rico, and is a member of the U.S. Financial Industry Regulatory Authority. Oaktree funds purchased common shares in the ordinary course of business and at the time of the purchase of our common shares, had no agreements or understandings, directly or indirectly, with any person to distribute the common shares.

(3)	Consists of (i) 3,693,682 shares held by Monarch Debt Recovery Master Fund Ltd., (ii) 2,301,803 shares held by Monarch Opportunities Master Fund Ltd., (iii) 1,896,484 shares held by MCP Holdings Master LP, (iv) 880,279 shares held Monarch Capital Master Partners III LP, (v) 436,651 shares held by P Monarch Recovery Ltd., (vi) 265,538 shares held by Monarch Alternative Solutions Master Fund Ltd., (vii) 103,883 shares held by Monarch Capital Master Partners II LP and (viii) 32,684 shares held by Monarch Structured Credit Master Fund Ltd. Monarch Alternative Capital LP (“MAC”) serves as advisor to these entities with respect to shares directly owned by such entities. MDRA GP LP (“MDRA GP”) is the general partner of MAC and Monarch GP LLC (“Monarch GP”) is the general partner of MDRA GP. By virtue of such relationships, MAC, MDRA GP and Monarch GP may be deemed to have voting and dispositive power over the shares owned by such entities. The address for these entities is 535 Madison Avenue, 26th Floor, New York, NY 10022.
(4)	Consists of (i) 910,000 shares held by AG Super Fund, L.P., (ii) 888,000 shares held by AG Capital Recovery Partners VII, L.P., (iii) 204,000 shares held by AG Super Fund International Partners, L.P., (iv) 201,000 shares held by AG Eleven Partners, L.P., (v) 121,000 shares held by AG Select Partners Advantage Fund, L.P., (vi) 68,000 shares held by AG FDS, L.P., (vii) 50,000 shares held by Nutmeg Partners, L.P., and (viii) 38,000 shares held by AG MM, L.P. Angelo, Gordon & Co., L.P. (“AG”) serves as advisor to these entities with respect to shares directly owned by such entities. AG Partners, L.P. (“AGP”) is the general partner of AG and JAMG LLC (“JAMG”) is the general partner of AGP. The managing members of JAMG are John M. Angelo and Michael L. Gordon. By virtue of such relationships, AG and Messrs. Angelo and Gordon may be deemed to have voting and dispositive power over the shares owned by the entities listed above. The address for these entities is 245 Park Avenue, New York, New York 10167. AG BD LLC (a subsidiary of AG) is registered as a broker-dealer with the Commission and in 19 states, and is a member of the U.S. Financial Industry Regulatory Authority. The entities listed above in (i) through (viii) purchased common shares in the ordinary course of business and, at the time of the purchase of such common shares, had no agreements or understandings, directly or indirectly, with any person to distribute the common shares.
(5)	These companies are related to family members of our Chief Executive Officer, Mr. Petros Pappas.
(6)	Ms. Milena Maria Pappas is the daughter of our Chief Executive Officer, Mr. Petros Pappas, and our former Director.
(7)	Excel will receive 29,917,312 common shares in the Excel Transactions as the Excel Vessel Share Consideration for the Excel Vessels (or vessel-owning entities) transferred to us pursuant to binding agreements relating to the Excel Transactions executed on August 19, 2014. We have been informed by Excel that, over time, such common shares will be distributed to the equity holders of Excel, including Oaktree. Oaktree will beneficially own an aggregate of 94,335,920 common shares, or 58.0% of our outstanding common shares. Monarch will beneficially own an aggregate of 9,611,004 common shares, or 5.9% of our outstanding common shares. Angelo, Gordon will beneficially own an aggregate of 9,541,801 common shares, or 5.9% of our outstanding common shares, in each case, giving effect to the distribution of the Excel Vessel Share Consideration to the equity holders of Excel.
*	Less than 1%.

Our major shareholders have the same voting rights as our other shareholders. No foreign government owns more than 50% of our outstanding common shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Star Bulk.

While Oaktree owns more than 50% of our outstanding common shares, under the Oaktree Shareholders Agreement (described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”), with certain limited exceptions, Oaktree effectively cannot vote more than 33% of our outstanding common shares (subject to adjustment under certain circumstances). Furthermore, pursuant to the Oaktree Shareholders Agreement, so long as Oaktree and its affiliates beneficially own at least 10% of our outstanding voting securities, Oaktree and its affiliates have agreed not to directly or indirectly acquire beneficial ownership of any additional voting securities of ours or other equity-linked or other derivative securities with respect to our voting securities if such acquisition would result in Oaktree’s beneficial ownership exceeding 63.6%, subject to certain specified exceptions. In addition, pursuant to the Oaktree Shareholders Agreement, subject to various exclusions, so long as Oaktree and its affiliates beneficially own at least 10% of our voting securities, unless specifically invited in writing by our board of directors, they may not (i) enter into any tender or exchange offer or various types of merger, business combination, restructuring or extraordinary transactions, (ii) solicit proxies or consents in respect of such transactions, (iii) otherwise act to seek to control or influence our management, board of directors or other policies (except with respect to the nomination of Oaktree designees pursuant to the Oaktree Shareholders Agreement and other nominees proposed by the Nominating and Corporate Governance Committee) or (iv) enter into any negotiations, arrangements or understandings with any third party with respect to any of the above. Pursuant to the Oaktree Shareholders Agreement, Oaktree also agreed to various limitations on the transfer of its common shares.

As of April 6, 2015, 161,691,380 of our outstanding common shares were held in the United States by 118 holders of record, including Cede & Co., the nominee for the Depository Trust Company, which held 66,885,724 of those shares.

B.	Related Party Transactions

Commission Payments to Oceanbulk Maritime, S.A.

Oceanbulk Maritime, S.A., a related party, is a ship management company and is controlled by our former director Ms. Milena-Maria Pappas. During the year 2012, we paid to Oceanbulk Maritime, S.A. a brokerage commission of $91,264 relating to the sale of Star Ypsilon. During the year 2013, we paid to Oceanbulk a brokerage commission of $90,436 regarding the sale of Star Sigma.

On November 25, 2013, our board of directors approved a commission payable to Oceanbulk Maritime, S.A. related to the negotiations with shipyards for the construction of nine of our newbuilding vessels. We have agreed to pay a commission of 0.5% of the shipbuilding contract price for two newbuilding Capesize vessels (HN 1338 (tbn Star Aries) and HN 1339 (tbn Star Taurus)) and three newbuilding Newcastlemax vessels (HN 1342 (tbn Star Gemini), HN1343 (tbn Star Leo) and HN NE 198 (tbn Star Poseidon)) and a flat fee of $0.2 million per vessel for four newbuilding Ultramax vessels (HN 5040 (tbn Star Aquarius), HN 5043 (tbn Star Pisces), HN NE 196 (tbn Star Antares) and HN NE 197 (tbn Star Lutas)). For all of the nine newbuilding vessels, the total commission will amount to $2.1 million. We have agreed to pay the commission in four equal installments, the first two installments were paid in cash, while the remaining two installments will be paid in the form of common shares, the amount of which will depend on the price of our common shares on the date of the two remaining installments. The first and the second installment of $0.5 million each, were paid in cash in December 2013 and in April 2014, respectively. The total amount of $1.0 million was capitalized and is included under “Advances for vessels under construction and acquisitions of vessels” in our consolidated balance sheets. The last two installments, are due in June 2015 and in April 2016, respectively.

On March 22, 2014, Starbulk S.A. entered into an agreement with Oceanbulk Maritime S.A., under which certain management services, including crewing, purchasing, arranging insurance, vessel telecommunications and master general accounts supervision, are provided to four dry bulk vessels under the management of Oceanbulk Maritime S.A. Pursuant to the terms of this agreement, Starbulk S.A. received a fixed management fee of $170 per day, per vessel, which as of June 1, 2014, was changed to $110 per day, per vessel, based on an addendum signed on May 22, 2014.

As of December 31, 2014, we provided such services to these four dry bulk carrier vessels. The related income for the year ended December 31, 2014, was $0.2 million and is included under “Management fee income” in our consolidated statement of operations.

In addition, prior to the Merger, Oceanbulk and the Pappas Companies had entered into a management agreement with Oceanbulk Maritime S.A. and its affiliates pursuant to which Oceanbulk Maritime S.A. provided commercial and administrative services to Oceanbulk and the Pappas Companies. Following the completion of the Merger on July 11, 2014, this management agreement with Oceanbulk Maritime S.A. was terminated.

Following the completion of the Merger and the Pappas Transaction, we own the vessels Magnum Opus and Tsu Ebisu, which were managed by Oceanbulk Maritime S.A. prior to the Merger and continued to be managed by that entity after the Merger, until August and September 2014, respectively. The related expense for the year ended December 31, 2014, was $158,000 and is included under “Management fee expense” in our consolidated statement of operations.

Oceanbulk Maritime S.A. has provided performance guarantees under the bareboat charter agreements relating to the newbuilding vessels with hull numbers HN 1061 (tbn Roberta), HN 1062 (tbn Laura), HN 1063 (tbn Idee Fixe) and HN 1064 (tbn Kaley), which are four vessels being built in the New Yangzijiang shipyard. All of the performance guarantees described above have been counter-guaranteed by Oceanbulk Carriers. Following the completion of the Merger in July 2014, in September, 2014, Star Bulk replaced Oceanbulk Carriers in providing these counter-guarantees.

In addition, Oceanbulk Maritime S.A. has also provided performance guarantees under the shipbuilding contracts for the newbuilding vessels with hull numbers, HN 5017-JMU (tbn Deep Blue), HN 5055-JMU (tbn Bahemoth), HN 5056-JMU (tbn Megalodon), HN NE164-NACKS (tbn Honey Badger), HN NE165-NACKS (tbn Wolverine), HN NE166-NACKS (tbn Gargantua), HN NE167-NACKS (tbn Goliath) and HN NE184-NACKS (tbn Maharaj). Prior to the Merger, all of the performance guarantees were counter-guaranteed by Oceanbulk Shipping. Following the completion of the Merger, on September 20, 2014 Star Bulk provided counter-guarantees to Oceanbulk Maritime S.A. in exchange for the counter-guarantees provided by Oceanbulk Shipping.

As of December 31, 2013 and 2014, we had an outstanding receivable balance of $9,076 and $240,806 from Oceanbulk Maritime S.A.

Managed vessels of Oceanbulk Shipping

Prior to the Merger, Starbulk S.A. had entered into vessel management agreements with certain entities owned and controlled by Oceanbulk Shipping. Pursuant to the terms of these agreements, Starbulk S.A. received a fixed management fee of $750 per day, per vessel. These management agreements were terminated on July 11, 2014, the date the Merger closed. The related income for the years ended December 31, 2012, 2013 and 2014, was $203,750, $822,750 and $1,389,750, respectively, and is included under “Management fee income” in our consolidated statements of operations. As of December 31, 2013, we had an outstanding receivable of $419,955 from and an outstanding payable of $389,350 to these entities. As of December 31, 2014, we had an outstanding payable of $9,188 to Maiden Voyage LLC, previous owner of the Maiden Voyage, one of the vessels of Oceanbulk Shipping.

Product Shipping and Trading S.A.

On June 7, 2013, Starbulk S.A. entered into an agreement with Product Shipping & Trading S.A., a Marshall Islands company, under which, we provided certain management services including crewing, purchasing and arranging insurance to the vessels which are under the management of Product Shipping & Trading S.A. Product Shipping & Trading S.A is controlled by family members of our Chief Executive Officer, Mr. Petros Pappas. Pursuant to the terms of this agreement, we received a fixed management fee of $130 per day, per vessel. In October 2013, we decided to gradually cease providing the above mentioned services to the vessels which are under the management of Product Shipping & Trading S.A., except for arranging insurance services, and as a result, the management fee decreased to $20 per day per vessel and effective July 1, 2014, the agreement was terminated. The related income for the years ended December 31, 2013 and 2014, was $241,700 and $61,960, respectively and is included in “Management fee income” in the consolidated statements of operations. As of December 31, 2013, we had an outstanding receivable of $55,670 and as of December 31, 2014 we had an outstanding receivable of $4,030 from Product Shipping & Trading S.A.

Employment and Consultancy Agreements

Effective February 7, 2011, we entered into an employment agreement with our former Chief Executive Officer and current Chairman, Mr. Spyros Capralos to employ him as our Chief Executive Officer and President. On May 3, 2013, this agreement was renewed for a term of three years and automatic renewal for a successive year unless terminated earlier in accordance with its terms. This agreement was terminated in July 2014. Under the employment agreement, Mr. Capralos was entitled to receive an annual salary and additional incentive compensation as determined annually by the compensation committee of our board of directors.

Effective February 7, 2011, we also entered into a separate consulting agreement with a company owned and controlled by, our former Chief Executive Officer and current Chairman, Mr. Spyros Capralos, for work performed by him outside of Greece. On May 3, 2013, this agreement was renewed for a term of three years and automatic renewal for a successive year unless terminated earlier in accordance with its terms. Under the consulting agreement, the company controlled by Mr. Capralos was entitled to receive an annual consulting fee. Mr. Capralos was also entitled to receive additional incentive compensation as determined by the compensation committee of our board of directors. Pursuant to a termination agreement between us and Mr. Spyros Capralos, dated July 31, 2014, we agreed to terminate the employment and consultancy agreements with Mr. Capralos and agreed to a severance payment of 168,842 common shares and an amount of €664,000 in cash (approximately $810,080, using the exchange rate as of December 31, 2014, which was $1.22 per euro).

On May 2, 2011, we entered into an employment agreement with Mr. Simos Spyrou, our Co-Chief Financial Officer. On the same date, we also entered into a separate consulting agreement with a company owned and controlled by Mr. Spyrou for work performed by him outside of Greece. On May 3, 2013, each of these agreements was renewed for a term of three years and automatic renewal for a successive year unless terminated earlier in accordance with their terms. Under the employment agreement, Mr. Spyrou received an annual base salary that may increase based on annual review by the compensation committee of our board of directors. Under the consulting agreement, the company controlled by Mr. Spyrou received an annual consulting fee and additional incentive compensation as determined annually by the compensation committee of our board of directors.

On July 1, 2011, we entered into a consulting agreement with a company owned and controlled by our former Chief Operating Officer and current Executive Vice-President-Technical, Mr. Zenon Kleopas. This agreement has an indefinite term and each party may terminate the agreement giving one month’s notice. Under this agreement the Company would pay Mr. Kleopas an annual consulting fee.

Following the completion of the Merger, on December 17, 2014, we entered into consulting agreements with companies owned and controlled by each of the new Chief Operating Officer, Mr. Nicos Rescos, and our new co-Chief Financial Officer, Mr. Christos Begleris. In addition, we entered into employment agreements with the new Chief Executive Officer, the President, the new Chief Operating Officer and the new Co-Chief Financial Officer, Messrs. Petros Pappas, Hamish Norton, Nicos Rescos and Christos Begleris, respectively. All these agreements have a term of three years, unless terminated earlier in accordance with their terms, except for the employment agreement of the new Chief Executive Officer, Mr. Petros Pappas, which has a term of one year, unless terminated earlier in accordance with its terms. Pursuant to the consulting agreements, the entities controlled by the new Chief Operating Officer and the new co-Chief Financial Officer are entitled to receive an annual discretionary bonus, as determined by the our board of directors in its sole discretion.

Pursuant to all aforementioned consultancy agreements with Messrs. Spyrou, Kleopas, Rescos and Begleris, effective as of December 31, 2014, we are required to pay an aggregate base fee to the above executives at an annual rate of not less than $491,564 (this amount includes the annual Euro amount, under the relevant consultancy agreements, using the exchange rate as of December 31, 2014, which was $1.22 per euro).

In aggregate, the related expenses under the employment agreements for 2014, 2013 and 2012 were $865,199, $237,585 and $197,805, respectively, and are included in General and administrative expenses in the consolidated statement of operations.

In aggregate, the related expenses under the consultancy agreements for 2014, 2013 and 2012 were $1,515,933, $527,852 and $453,297, respectively, and are included in General and administrative expenses in the consolidated statement of operations.

Lease Agreement with Combine Marine Ltd.

On January 1, 2012, Starbulk S.A. entered into a one year lease agreement for office space with Combine Marine Ltd., or Combine Ltd., a company controlled by our former director Ms. Milena-Maria Pappas and by Mr. Alexandros Pappas, both children of our Chief Executive Officer, Mr. Petros Pappas. The lease agreement provided for a monthly rental of €2,500 (approximately $3,050, using the exchange rate as of December 31, 2014, which was $1.22 per euro). On January 1, 2013, the agreement was renewed and unless terminated by either party, it will expire in January 2024. The related expense for the rent for the years ended December 31, 2014, 2013 and 2012, was $41,834, $40,883 and $39,547, respectively, and is included in General and administrative expenses in the consolidated statements of operations. As of December 31, 2014 and 2013, we had an outstanding receivable balance of $0, $1,291, respectively, from Combine Ltd.

Interchart Shipping Inc.

Interchart, a Liberian company affiliated with family members of our Chief Executive Officer, acts as a chartering broker for all of our vessels. On February 25, 2014, we acquired 33% of the total outstanding common stock of Interchart, for a total consideration of $0.4 million consisting of $0.2 million in cash and 22,598 common shares. The common shares were issued on April 1, 2014, and the fair value per share of $14.51 was determined by reference to the per share closing price of our common shares on the issuance date. The ownership interest was purchased from an entity affiliated with family members of our Chief Executive Officer, including our former director, Ms. Milena-Maria Pappas. On February 25, 2014, we entered into a services agreement with Interchart, for chartering, brokering and commercial services for our vessels for an annual fee of €0.5 million (approximately $0.6 million, using the exchange rate as of December 31, 2014, which was $1.22 per euro). This fee is adjustable for changes in our fleet pursuant to the terms of the services agreement. Before the services agreement, Interchart acted as chartering broker of all our vessels on an agreed upon basis. Under the services agreement, all previously agreed upon brokerage commissions due to Interchart were cancelled retroactively from January 1, 2014. In November 2014, we entered into a new services agreement with Interchart for chartering, brokering and commercial services for all of our vessels for a monthly fee of $0.3 million. The new agreement is effective from October 1, 2014 until March 31, 2015. The previous agreement with Interchart, dated February 25, 2014, was terminated when this agreement became effective. During the years ended December 31, 2014, 2013 and 2012, the brokerage commission on charter revenue charged by Interchart amounted to $1,996,727, $772,820 and $1,133,829, respectively, and is included in “Voyage expenses” in the consolidated statements of operations. As of December 31, 2014 and 2013, we had an outstanding liability of $6,118, and $58,370, respectively, to Interchart.

Acquisition of Heron Vessels

Heron is a 50-50 joint venture between us and ABY Group Holding Limited, and we share joint control over Heron with ABY Group Holding Limited. More specifically, following the completion of the Merger and the provision agreed as part of the Merger Agreement, with respect to the Heron Vessels, we acquired a convertible loan of Heron, which on November 5, 2014 was converted into 50% of the equity of Heron. In addition, pursuant to an agreement, dated September 5, 2014, among Oceanbulk Shipping, ABY Group and Heron with regards to the conversion of the Heron convertible loan, the governance of Heron and the distribution of some of its vessels to Heron investors, on November 11, 2014, we entered into two separate agreements to acquire from Heron the vessels ABYO Gwyneth and ABYO Angelina, which were delivered to us on December 5, 2014.

Oaktree Shareholders Agreement

The following is a summary of the material terms of the Oaktree Shareholders Agreement. Capitalized terms that are used in this description of the Oaktree Shareholders Agreement but not otherwise defined below have the meanings ascribed to them under the caption, “8. Certain Definitions.”

General

The Oaktree Shareholders Agreement was entered into on the date the Merger was completed (July 11, 2014) and governs the ownership interest of Oaktree and its affiliated investment funds that own Common Shares (and any Affiliates (as defined below) of the foregoing persons that become Oaktree Shareholders pursuant to a transfer or other acquisition of our Equity Securities (as defined below) in accordance with the terms of the Oaktree Shareholders Agreement, collectively, the “Oaktree Shareholders”) following the Merger. Based on the number of our outstanding common shares at April 6, 2015, the Oaktree Shareholders beneficially own approximately 50.81% of the common shares of the Company.

Representation on the Board of Directors

After the closing of the Merger, we and the board of directors increased the size of the board of directors from six directors (“Directors”) to nine Directors.

The Oaktree Shareholders are entitled to nominate four (but in no event more than four) Directors (each such nominee, including the persons designated at the closing of the Merger as described in the preceding paragraph the “Oaktree Designees”) to the board of directors for so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own (for purposes of the Oaktree Shareholders Agreement and this summary, as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 40% or more of our outstanding Voting Securities. During any period the Oaktree Shareholders are entitled to nominate four Directors pursuant to the Oaktree Shareholders Agreement: (i) if Mr. Petros Pappas is then serving as our Chief Executive Officer and as a Director, then the Oaktree Shareholders are entitled to nominate only three Directors and (ii) at least one of the Oaktree Designees will not be a citizen or resident of the United States solely to the extent that (x) at least one of the nominees to the board of directors (other than the Oaktree Designees) is a United States citizen or resident and (y) as a result, we would not qualify as a “foreign private issuer” under Rule 405 under the Securities Act of 1933 and Rule 3b-4(c) under the Exchange Act if such Oaktree Designee is a citizen or resident of the United States.

The Oaktree Shareholders are entitled to nominate three Directors, two Directors and one Director to the board of directors for so long as the Oaktree Shareholders and their Affiliates beneficially own 25% or more, but less than 40% of the outstanding Voting Securities, own 15% or more, but less than 25% of the outstanding Voting Securities and own 5% or more, but less than 15% of our outstanding Voting Securities, respectively.

After the closing of the Merger, pursuant to the Oaktree Shareholders Agreement, we appointed each of Mr. Rajath Shourie and Mses. Emily Stephens and Renée Kemp (each of which was an Oaktree Designee) as a Director whose term expires at the first, second and third annual meeting of the Stockholders following the date of completion of the Merger, respectively. Mr. Shourie was re-elected as a Director at our 2014 Annual General Meeting. On February 17, 2015, Mr. Shourie and Ms. Stephens resigned as Directors and were replaced by Mr. Mahesh Balakrishnan and Ms. Jennifer Box, both of whom are Oaktree Designees.

We have also agreed to establish and maintain an audit committee (the “Audit Committee”), a compensation committee (the “Compensation Committee”) and a nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”), as well as such other board of directors committees as the board of directors deems appropriate from time to time or as may be required by applicable law or the rules of Nasdaq (or other stock exchange or securities market on which the Common Shares are at any time listed or quoted). The committees will have such duties and responsibilities as are customary for such committees, subject to the provisions of the Oaktree Shareholders Agreement.

The Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee will consist of at least three Directors, with the number of members determined by the board of directors; provided, however, that for so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own 15% or more of our outstanding Voting Securities, the Compensation Committee and the Nominating and Corporate Governance Committee will consist of three members each, and the Oaktree Shareholders are entitled to include one Oaktree Designee on each such Committee.

The board of directors will appoint individuals selected by the Nominating and Corporate Governance Committee to fill the positions on the committees of the board of directors that are not required to be filled by Oaktree Designees. As of April 6, 2015, our Audit Committee consists of Mr. Koert Erhardt, Mr. Stelios Zavvos and Mr. Tom Softeland, who is the chairman of the committee. As of April 6, 2015, our Compensation Committee consists of Mr. Tom Softeland, Mr. Mahesh Balakrishnan and Mr. Spyros Capralos, who is the chairman of the committee. As of April 6, 2015, our Nominating Committee consists of Mr. Spyros Capralos, Ms. Jennifer Box and Mr. Koert Erhardt, who is the chairman of the committee.

Directors serve on the board until their resignation or removal or until their successors are nominated and appointed or elected; provided, that if the number of Directors that the Oaktree Shareholders are entitled to nominate pursuant to the Oaktree Shareholder Agreement is reduced by one or more Directors, then the Oaktree Shareholders shall, within 5 business days, cause such number of Oaktree Designees then serving on the board of directors to resign from the board of directors as is necessary so that the remaining number of Oaktree Designees then serving on the board of directors is less than or equal to the number of Directors that the Oaktree Shareholders are then entitled to nominate. However, no such resignation will be required if a majority of the Directors then in office (other than the Oaktree Designees) provides written notification to the Oaktree Shareholders within such 5 business day period that such resignation will not be required.

If any Oaktree Designee serving as a Director dies or is unwilling or unable to serve as such or is otherwise removed or resigns from office, then the Oaktree Shareholders can promptly nominate a successor to such Director (to the extent they are still entitled to pursuant to the Oaktree Shareholder Agreement). We have agreed to take all actions necessary in order to ensure that such successor is appointed or elected to the board of directors as promptly as practicable. If the Oaktree Shareholders are not entitled to nominate any vacant Director position(s), we and the board of directors will fill such vacant Director position(s) with an individual(s) selected by the Nominating and Corporate Governance Committee.

Voting

Except with respect to any Excluded Matter (as defined below), at any meeting of our stockholders, Oaktree Shareholders have agreed to (and have agreed to cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all our Voting Securities beneficially owned by them (and which are entitled to vote on such matter) in excess of the Voting Cap as of the record date for the determination of our stockholders entitled to vote or consent to such matter, with respect to each matter on which our stockholders are entitled to vote or consent, in the same proportion (for or against) as our Voting Securities that are owned by stockholders (other than an Oaktree Shareholder, any of their Affiliates or any Group (for purposes of the Oaktree Shareholders Agreement and this summary, as such term is defined in Section 13(d)(3) of the Exchange Act), which includes any of the foregoing) are voted or consents are given with respect to each such matter.

In any election of directors to the board of directors, except with respect to an election of Directors to the board of directors where one or more members of the slate of nominees put forward by the Nominating and Corporate Governance Committee is being opposed by one or more competing nominees (a “Contested Election”), the Oaktree Shareholders have agreed to (and have agreed to cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all our shares beneficially owned by them (and which are entitled to vote on such matter) in favor of the slate of nominees approved by the Nominating and Corporate Governance Committee.

In the case of a Contested Election, Oaktree Shareholders have agreed to (and have agreed to cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all shares beneficially owned by them in excess of the Voting Cap in the same proportion (for or against) as all of our shares that are owned by our other stockholders (other than the Oaktree Shareholders, any of their Affiliates or any Group which includes any of the foregoing) are voted or consents are given with respect to such Contested Election.

For so long as the Oaktree Shareholders and their affiliates in the aggregate beneficially own at least 33% of the outstanding Voting Securities of the Company, without the prior written consent of Oaktree, we and the board of directors have agreed not to, directly or indirectly (whether by merger, consolidation or otherwise), (i) issue Preferred Stock or any other class or series of our Equity Interests that ranks senior to the shares as to dividend distributions and/or distributions upon the liquidation, winding up or dissolution of the Company or any other circumstances, (ii) issue Equity Securities to a person or Group, if, after giving effect to such transaction, such issuance would result in such Person or Group beneficially owning more than 20% of our outstanding Equity Securities (except that we and the board of directors retain the right to issue Equity Securities in connection with a merger or other business combination transaction with the consent of the Oaktree Shareholders), or (iii) issue any Equity Securities of any of our subsidiaries (other than to the Company or a wholly-owned subsidiary of the Company); or (iv) terminate the Chief Executive Officer or any other of our officers set forth in the Oaktree Shareholders Agreement at any time during the 18 months following the closing date, except if such termination is for Cause (as defined in our 2014 Equity Incentive Plan).

During the 18 months after the closing of the Merger, for so long as the Oaktree Shareholders and their affiliates in the aggregate beneficially own at least 33% of our outstanding Voting Securities, the affirmative approval of at least seven Directors will be required to appoint any replacement Chief Executive Officer of the Company.

Standstill Restrictions

For so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own at least 10% of our outstanding Voting Securities, the Oaktree Shareholders and their Affiliates have agreed not to, directly or indirectly, acquire (i) the beneficial ownership of any additional of our Voting Securities, (ii) the beneficial ownership of any other of our Equity Securities that derive their value from any of our Voting Securities or (iii) any rights, options or other derivative securities or contracts or instruments to acquire such beneficial ownership that derive their value from such Voting Securities or other Equity Securities, in each case of clauses (i), (ii) and (iii), if, immediately after giving effect to any such acquisition, Oaktree Shareholders and their Affiliates would beneficially own in the aggregate more than a percentage of our outstanding Voting Securities equal to (A) the Oaktree Shareholders’ ownership percentage of our Voting Securities immediately after the closing of the Merger (i.e., approximately 61.3%) plus (B) 2.5%.

The foregoing restrictions do not apply to participation by the Oaktree Shareholders or their Affiliates in: (i) pro rata primary offerings of our Equity Securities based on number of outstanding Voting Securities held or (ii) acquisitions of our Equity Securities that have received Disinterested Director Approval (as defined below).

For so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own at least 10% of our Voting Securities, unless specifically invited in writing by the board of directors (with Disinterested Director Approval), neither Oaktree nor any of their Affiliates will in any manner, directly or indirectly, (i) enter into any tender or exchange offer, merger, acquisition transaction or other business combination or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving the Company, (ii) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies,” “consents” or “authorizations” (as such terms are used in the proxy rules of the SEC promulgated under the Exchange Act) to vote, or seek to influence any person other than the Oaktree Shareholders with respect to the voting of, any of our Voting Securities (other than with respect to the nomination of the Oaktree Designees and any other nominees proposed by the Nominating and Corporate Governance Committee), (iii) otherwise act, alone or in concert with third parties, to seek to control or influence the management, board of directors or policies of the Company or any of its Subsidiaries (other than with respect to the nomination of the Oaktree Designees and any other nominees proposed by the Nominating and Corporate Governance Committee), or (iv) enter into any negotiations, arrangements or understandings with any third party with respect to any of the foregoing activities.

However, if (i) we publicly announces our intent to pursue a tender offer, merger, sale of all or substantially all of our assets or any similar transaction, which in each such case would result in a Change of Control Transaction, or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving the Company and its subsidiaries, taken as a whole, then the Oaktree Shareholders are permitted to privately make an offer or proposal to the board of directors and (ii) if the board of directors approves, recommends or accepts a buyout transaction with an Unaffiliated Buyer, the restrictions of the Oaktree Shareholders’ participation in such transaction will cease to apply, except that any such actions must be discontinued upon the termination or abandonment of the applicable buyout transaction (unless the board of directors determines otherwise with Disinterested Director Approval).

Limitations on Transfer; No Control Premium

For so long as Oaktree and their Affiliates in the aggregate beneficially own at least 10% of our Voting Securities, the Oaktree Shareholders and their Affiliates have agreed not to sell any of their Common Shares to a person or group that, after giving effect to such transaction, would hold more than 20% of our outstanding Equity Securities. Notwithstanding the foregoing, the Oaktree and their Affiliates may sell their shares in the Company to any person or Group pursuant to:

•	sales that have received Disinterested Director Approval;

•	a tender offer or exchange offer, by an Unaffiliated Buyer, that is made to all of our stockholders, so long as such offer would not result in a Change of Control Transaction, unless the consummation of such Change of Control Transaction has received Disinterested Director Approval;

•	transfers to an Affiliate of the Oaktree Shareholders that is an investment fund or managed account in accordance with the Oaktree Shareholders Agreement; and

•	sales in the open market (including sales conducted by a third-party underwriter, initial purchaser or broker-dealer) in which the Oaktree Shareholder or their Affiliates do not know (and would not in the exercise of reasonable commercial efforts be able to determine) the identity of the purchaser.

For so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own at least 10% of our Voting Securities, neither the Oaktree Shareholders nor any of their Affiliates will sell or otherwise dispose of any of their Common Shares in any Change of Control Transaction unless our other stockholders of the Company are entitled to receive the same consideration per Common Share (with respect to the form of consideration and price), and at substantially the same time, as the Oaktree Shareholders or their Affiliates with respect to their Common Shares in such transaction.

Other Agreements

For so long as the Oaktree Shareholders are entitled to nominate at least one Director, all transactions involving the Oaktree Shareholders or their Affiliates, on the one hand, and the Company or its subsidiaries, on the other hand, will require Disinterested Director Approval; provided, that Disinterested Director Approval will not be required for (a) pro rata participation in primary offerings of our Equity Securities based on number of outstanding Voting Securities held, (b) arms-length ordinary course business transactions of not more than $5 million in the aggregate per year with portfolio companies of the Oaktree Shareholders or investment funds or accounts Affiliated with the Oaktree Shareholders or (c) the transactions expressly required or expressly permitted under the Merger Agreement relating to Heron, the Registration Rights Agreement and the Oaktree Shareholders Agreement.

We have also agreed to waive (on behalf of itself and its subsidiaries) the application of the doctrine of corporate opportunity, or any other analogous doctrine, with respect to the Company and its subsidiaries, to the Oaktree Designees, to any of the Oaktree Shareholders or to any of the respective Affiliates of the Oaktree Designees or any of the Oaktree Shareholders. None of the Oaktree Designees, any Oaktree Shareholder or any of their respective Affiliates has any obligation to refrain from (i) engaging in the same or similar activities or lines of business as the Company or any of its subsidiaries or developing or marketing any products or services that compete, directly or indirectly, with those of the Company or any of its subsidiaries, (ii) investing or owning any interest publicly or privately in, or developing a business relationship with, any Person engaged in the same or similar activities or lines of business as, or otherwise in competition with, the Company or any of its subsidiaries or (iii) doing business with any client or customer of the Company or any of its subsidiaries (each of the activities referred to in clauses (i), (ii) and (iii), a “Specified Activity”). We (on behalf of the Company and its subsidiaries) have agreed to renounce any interest or expectancy in, or in being offered an opportunity to participate in, any Specified Activity that may be presented to or become known to any Oaktree Shareholder or any of its Affiliates. However, if and to the extent that from time to time after the closing of the Merger Mr. Petros Pappas may be considered an Affiliate of any Oaktree Shareholder, the foregoing waivers do not apply to Mr. Petros Pappas, and any provisions governing corporate opportunities set forth in the Pappas Shareholders Agreement with respect to Mr. Petros Pappas and/or any employment or services agreement between the Company and Mr. Petros Pappas control.

Certain Exclusions

The restrictions described in “Voting,” “Standstill Restrictions” and “Limitations on Transfer; No Control Premium” of this summary do not apply to portfolio companies of the Oaktree Shareholders or their Affiliates unless Oaktree (or its successor) possesses at least 50% of the voting power of such portfolio companies or an action of such portfolio company is taken at the express request or direction of, or in coordination with, an Oaktree Shareholder or its affiliate investment funds.

We have agreed to acknowledge that the Oaktree Shareholders have made investments and entered into business arrangements with Mr. Petros Pappas, his immediate family, the members of the Pappas Seller (immediately prior to the Merger) or their respective Affiliates (collectively, the “Pappas Investors”) outside of the Oceanbulk Companies, and may from time to time enter into certain agreements with respect to the holding and/or disposition of Equity Securities of the Company. For purposes of the Oaktree Shareholders Agreement, these arrangements and potential future agreements between the Oaktree Shareholders or their Affiliates, on the one hand, and the Pappas Investors, on the other hand, will not cause (i) any Oaktree Shareholder to be deemed to be an Affiliate of, or constitute a group or beneficially own any Equity Securities of the Company beneficially owned by, the Pappas Investors, or (ii) the Equity Securities of the Company held by the Pappas Investors to be deemed to be subject to the provisions of the Oaktree Shareholders Agreement.

Certain Definitions

For purposes of this description of the Oaktree Shareholders Agreement, the following definitions apply:

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” for purposes of this definition means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise.

“Change of Control Transaction” means (a) any acquisition, in one or more related transactions, by any Person or Group, whether by transfer of Equity Securities, merger, consolidation, amalgamation, recapitalization or equity sale (including a sale of securities by the Company) or otherwise, which has the effect of the direct or indirect acquisition by such Person or Group of the Majority Voting Power in the Company; or (b) any acquisition by any Person or Group directly or indirectly, in one or more related transactions, of all or substantially all of the consolidated assets of the Company and its subsidiaries (which may include, for the avoidance of doubt, the sale or issuance of Equity Securities of one or more subsidiaries of the Company).

“Common Shares” means the shares of common stock, par value $0.01 per share, of the Company, or any other capital stock of the Company or any other Person into which such stock is reclassified or reconstituted (whether by merger, consolidation or otherwise) (as adjusted for any stock splits, stock dividends, subdivisions, recapitalizations and the like).

“Company” means Star Bulk Carriers Corp.

“Disinterested Director Approval” means, with respect to any transaction or conduct requiring such approval pursuant to this Agreement, the approval of a majority of the Disinterested Directors with respect to such transaction or conduct (and the quorum requirements set forth in the charter or bylaws of the Company shall be reduced to exclude any Directors that are not Disinterested Directors for purposes of such approval).

“Disinterested Directors” means any Directors who (a) are not Oaktree Designees and (b) do not have any material business, financial or familial relationship with a party (other than the Company or its subsidiaries) to the transaction or conduct that is the subject of the approval being sought. Notwithstanding the foregoing, Petros Pappas shall not constitute an Oaktree Designee (other than for purposes of the election of directors, the standstill obligations and the transfer limitations applicable to the Oaktree Shareholders and their Affiliates), and the existing agreements and potential future arrangements with respect to the holding and/or disposition of Equity Securities between the Pappas Investors and the Oaktree Shareholders shall not disqualify Petros Pappas or other Pappas Investors from constituting a Disinterested Director for purposes of this Agreement (with certain exceptions).

“Equity Securities” means, with respect to any entity, all forms of equity securities in such entity or any successor of such entity (however designated, whether voting or non-voting), all securities convertible into or exchangeable or exercisable for such equity securities, and all warrants, options or other rights to purchase or acquire from such entity or any successor of such entity, such equity securities, or securities convertible into or exchangeable or exercisable for such equity securities, including, with respect to the Company, the Common Shares and Preferred Shares.

“Excluded Matter” includes each of the following:

(a) any vote of the Stockholders in connection with a Change of Control Transaction with an Unaffiliated Buyer; provided, however, that if the Oaktree Shareholders or their Affiliates are voting in support of such Change of Control Transaction, then such vote shall constitute an Excluded Matter only if such Change of Control Transaction has received the Disinterested Director Approval; and

(b) any vote of the Stockholders in connection with (i) an amendment to the charter or bylaws of the Company or (ii) the dissolution of the Company; provided, however, that if the Oaktree Shareholders or their Affiliates are voting in support of such matter in either case, then such vote shall constitute an Excluded Matter only if such matter has received the Disinterested Director Approval.

“Majority Voting Power” means, with respect to any Person, either (a) the power to elect or direct the election of a majority of the board of directors or other similar body of such Person or (b) direct or indirect beneficial ownership of Equity Securities representing more than 39% of the Voting Securities of such Person.

“Other Large Holder” means, with respect to any matter in which the Stockholders are entitled to vote or consent, any Person or Group that is not an Oaktree Shareholder, an Affiliate of an Oaktree Shareholder or a Group that includes any of the foregoing; provided, however, that if the Oaktree Shareholders, on the one hand, and the Pappas Investors, on the other hand, are entitled to vote on or consent to such matter and a majority of the Voting Securities held by the Pappas Investors are voting on or consenting to such matter in the same manner as a majority of the Voting Securities held by the Oaktree Shareholders (i.e., both positions of Voting Securities are “for” or both positions of Voting Securities are “against”), then an “Other Large Holder” shall mean any Person or Group that is not an Oaktree Shareholder, a Pappas Investor, an Affiliate of either of the foregoing or a Group that includes any of the foregoing.

“Other Large Holder Effective Voting Percentage” means, with respect to an Other Large Holder as of the record date for the determination of Stockholders entitled to vote or consent to any matter, the ratio (expressed as a percentage) of (a) the sum of (i) the number of Voting Securities of the Company beneficially owned by such Other Large Holder as of such record date, plus (ii) the product of (x) the excess (if any) of the number of Voting Securities of the Company beneficially owned in the aggregate by the Oaktree Shareholders and their Affiliates as of such record date, over the number of Voting Securities of the Company that is equal to the product of the total number of Voting Securities of the Company outstanding as of such record date, multiplied by the Voting Cap Percentage applicable with respect to such matter, multiplied by (y) a percentage equal to (I) the number of Voting Securities of the Company beneficially owned by such Other Large Holder as of such record date, divided by (II) the number of Voting Securities of the Company beneficially owned by all Stockholders (other than the Oaktree Shareholders and their Affiliates) as of such record date and with respect to which a vote was cast or consent given (for or against) in respect of such matter, divided by (b) the total number of Voting Securities of the Company outstanding as of such record date.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, a trust or any other entity or organization, including a Governmental Authority.

“Preferred Shares” means the shares of preferred stock, par value $0.01 per share, of the Company, or any other capital stock of the Company or any other Person into which such stock is reclassified or reconstituted (whether by merger, consolidation or otherwise) (as adjusted for any stock splits, stock dividends, subdivisions, recapitalizations and the like).

“Unaffiliated Buyer” means any Person other than (a) an Oaktree Shareholder, (b) an Affiliate of an Oaktree Shareholder, (c) any Person or Group in which an Oaktree Shareholder and/or any of its Affiliates has, at the applicable time of determination, Equity Securities of at least $100 million (whether or not such Person or Group is deemed to be an Affiliate of an Oaktree Shareholder) (provided that this clause (c) shall not be applicable for purposes of Section 4.2 hereof) and (d) a Group that includes any of the foregoing.

“Voting Cap” means, as of any date of determination, the number of Voting Securities of the Company equal to the product of (a) the total number of outstanding Voting Securities of the Company as of such date multiplied by (b) the Voting Cap Percentage as of such date.

“Voting Cap Maximum” means, as of any date of determination, a percentage equal to the Other Large Holder Effective Voting Percentage as of such date multiplied by 110%; provided, that if the Voting Cap Percentage obtained by applying such Voting Cap Maximum would exceed 39%, then the Voting Cap Maximum shall equal the greater of (a) the sum of the Other Large Holder Effective Voting Percentage as of such date plus 1% and (b) 39%.

“Voting Cap Percentage” means 33%; provided, however, that if as of the record date for the determination of Stockholders entitled to vote or consent to any matter, an Other Large Holder beneficially owns greater than 15% of the outstanding Voting Securities of the Company (the “Voting Cap Threshold”), then, subject to the next proviso, for every 1% of outstanding Voting Securities of the Company beneficially owned by such Other Large Holder in excess of the Voting Cap Threshold, the Voting Cap Percentage shall be increased by 2%; provided further, however, that the Voting Cap Percentage shall not exceed a percentage equal to the Voting Cap Maximum as of such record date. For the avoidance of doubt, if multiple Other Large Holders beneficially own more than 15% of the outstanding Voting Securities of the Company, the Voting Cap Percentage shall be adjusted in relation to that Other Large Holder having the greatest beneficial ownership of Voting Securities of the Company.

“Voting Securities” means, with respect to any entity as of any date, all forms of Equity Securities in such entity or any successor of such entity with voting rights as of such date, other than any such Equity Securities held in treasury by such entity or any successor or subsidiary thereof, including, with respect to the Company, Common Shares and Preferred Shares (in each case to the extent (a) entitled to voting rights and (b) issued and outstanding and not held in treasury by the Company or owned by subsidiaries of the Company).

Pappas Shareholders Agreement

The following is a summary of the material terms of the Pappas Shareholders Agreement. Capitalized terms that are used in this description of the Pappas Shareholders Agreement but not otherwise defined below have the meanings ascribed to them under the caption, “8. Certain Definitions.”

General

The Pappas Shareholders Agreement, which entered into effect on July 11, 2014, upon the closing of the Merger, governs the ownership interest of Mr. Petros Pappas and his children, Ms. Milena-Maria Pappas (one of our former directors) and Mr. Alexandros Pappas, and entities affiliated to them (“Pappas Shareholders”) in the Company following consummation of the Merger. Based upon the number of our shares outstanding as of April 6, 2015, the Pappas Shareholders beneficially own approximately 6.80% of our total issued and outstanding common shares of the Company.

Voting

At any meeting of our stockholders, the Pappas Shareholders have agreed to (and have agreed to cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all of our shares beneficially owned by them (and which are entitled to vote on such matter) in excess of the Voting Cap as of the record date for the determination of our stockholders entitled to vote or consent to such matter, with respect to each matter on which our stockholders are entitled to vote or consent, in the same proportion (for or against) as all shares owned by other of our stockholders.

Except as described below, in any election of directors to the board of directors, the Pappas Shareholders have agreed to (and have agreed to cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all of our shares beneficially owned by them (and which are entitled to vote on such matter) in favor of the slate of nominees approved by the Nominating and Corporate Governance Committee.

At any Contested Election following the later of (i) the date on which Mr. Petros Pappas ceases to be our Chief Executive Officer or (ii) the date on which Mr. Petros Pappas ceases to be a Director, the Pappas Shareholders have agreed to (and have agreed to cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all shares beneficially owned by them in excess of the Voting Cap in the same proportion (for or against) as all shares owned by other of our stockholders.

Standstill Restrictions

Under the terms of the Pappas Shareholders Agreement, until the Pappas Shareholders Agreement is terminated, neither the Pappas Shareholders nor any of their Affiliates will in any manner, directly or indirectly, (i) enter into any tender or exchange offer, merger, acquisition transaction or other business combination or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving the Company, (ii) make, or in any way participate, directly or indirectly, in any solicitations of proxies, consents or authorizations to vote, or seek to influence any Person other than the Pappas Shareholders with respect to the voting of, any Voting Securities of the Company or any of its Subsidiaries (other than with respect to the nomination of any nominees proposed by the Nominating and Corporate Governance Committee), (iii) otherwise act, alone or in concert with third parties, to seek to control or influence the management, board of directors or policies of the Company or any of its Subsidiaries (other than with respect to the nomination of any nominees proposed by the Nominating and Corporate Governance Committee), (iii) otherwise act, alone or in concert with third parties, to seek to control or influence the management, board of directors or policies of the Company or any of its Subsidiaries (other than with respect to the nomination of any nominees proposed by the Nominating and Corporate Governance Committee), or (iv) enter into any negotiations, arrangements or understandings with any third party with respect to any of the foregoing activities. However, if (i) we publicly announce our intent to pursue a tender offer, merger, sale of all or substantially all of our assets, then the Pappas Shareholders will be permitted to privately make an offer or proposal to the board of directors and (ii) if the board of directors approves, recommends or accepts a buyout transaction the standstill restrictions of the Pappas Shareholders’ participation in such transaction will cease to apply until such buyout transaction is terminated or abandoned and will become applicable again upon any such termination or abandonment (unless the board of directors determines otherwise with Disinterested Director Approval).

No Aggregation with Oaktree

We have agreed to acknowledge that the Pappas Shareholders have made investments and entered into business arrangements with the Oaktree Shareholders outside of Oceanbulk, and may from time to time enter into certain agreements with respect to the holding and/or disposition of Equity Securities of the Company. For purposes of the Pappas Shareholders Agreement, these arrangements and potential future agreements between the Pappas Shareholders and the Oaktree Shareholders will not cause (i) any Pappas Shareholder to be deemed to be an Affiliate of, or constitute a group or beneficially own of our Equity Securities beneficially owned by, the Oaktree Shareholders, or (ii) our Equity Securities held by the Oaktree Shareholders to be deemed to be subject to the provisions of the Pappas Shareholders Agreement.

Other Agreements

All transactions involving the Pappas Shareholders or their Affiliates, on the one hand, and the Company or its Subsidiaries, on the other hand, will require Disinterested Director Approval; provided, that Disinterested Director Approval will not be required for pro rata participation in primary offerings of our Equity Securities based on number of outstanding Voting Securities held.

Corporate Opportunity

From and after the date of the Pappas Shareholders Agreement and through and including the earliest of (x) the date of termination of the Pappas Shareholders Agreement, (y) the 36-month anniversary of the date of the Pappas Shareholders Agreement and (z) the date that Petros Pappas ceases to be our Chief Executive Officer, if a Pappas Shareholder (or any Affiliate thereof) acquires knowledge of a potential dry bulk transaction or dry bulk matter which may, in such Pappas Shareholder’s good faith judgment, be a business opportunity for both such Pappas Shareholder and the Company (subject to certain exceptions), such Pappas Shareholder (and its Affiliate) has the duty to promptly communicate or offer such opportunity to the Company. If we do not notify the applicable Pappas Shareholder within five business days following receipt of such communication or offer that it is interested in pursuing or acquiring such opportunity for itself, then such Pappas Shareholder (or its Affiliate) will be entitled to pursue or acquire such opportunity for itself.

Termination

The Pappas Shareholders Agreement will terminate upon the earlier of (a) a liquidation, winding-up or dissolution of the Company and (b) the later of (x) such time as the Pappas Shareholders and their Affiliates in the aggregate beneficially own less than 5% of the outstanding our Voting Securities and (y) the date that is six months following the later of (i) the date Petros Pappas ceases to be the Chief Executive Officer or (ii) the date Mr. Petros Pappas ceases to be a Director.

Certain Definitions

For purposes of this description of the Pappas Shareholders Agreement, the following definitions apply:

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise.

“beneficial owner” means a “beneficial owner”, as such term is defined in Rule 13d-3 under the Exchange Act; “beneficially own”, “beneficial ownership” and related terms shall have the correlative meanings.

“Company” means Star Bulk Carriers Corp.

“Contested Election” means an election of Directors to the board of directors where one or more members of the slate of nominees put forward by the Nominating and Corporate Governance Committee is being opposed by one or more competing nominees.

“Disinterested Director Approval” means the approval of a majority of the Disinterested Directors (and the quorum requirements set forth in the Charter or bylaws of the Company shall be reduced to exclude any Directors that are not Disinterested Directors for purposes of such approval).

“Disinterested Directors” means any Directors who (a) are not Petros Pappas, any other Pappas Shareholder or any Affiliate of any Pappas Shareholder and (b) do not have any material business, financial or familial relationship with a party (other than the Company or its Subsidiaries) to the transaction or conduct that is the subject of the approval being sought. Notwithstanding the foregoing, the agreements and relationships between the Pappas Shareholders and the Oaktree Shareholders shall not disqualify any Director designated by Oaktree from constituting a Disinterested Director (except if any such Oaktree designee is Mr. Petros Pappas, any Pappas Shareholder or any Affiliate thereof). Notwithstanding anything to the contrary in the foregoing, any Oaktree designee shall be disqualified from constituting a Disinterested Director for purposes of the standstill provision.

“Equity Securities” means, with respect to any entity, all forms of equity securities in such entity or any successor of such entity (however designated, whether voting or non-voting), all securities convertible into or exchangeable or exercisable for such equity securities, and all warrants, options or other rights to purchase or acquire from such entity or any successor of such entity, such equity securities, or securities convertible into or exchangeable or exercisable for such equity securities, including, with respect to the Company, the Common Shares and Preferred Shares.

“Voting Cap” means, as of any date of determination, the number of Voting Securities of the Company equal to the product of (a) the total number of outstanding Voting Securities of the Company as of such date multiplied by (b) 14.9%.

Registration Rights Agreement

On July 11, 2014, the Oaktree Seller, the Pappas Seller, certain of our stockholders affiliated with Monarch and certain affiliates thereof entered into the Registration Rights Agreement. Pursuant to the terms of the Registration Rights Agreement, we have, among other things, filed Form F-3 registration statement (Registration No. 333-197886), covering the resale of shares owned by such stockholders, which was declared effective on September 25, 2014.

In addition, the Registration Rights Agreement also provides the Oaktree Seller and its affiliates with certain demand registration rights and provides the Oaktree Seller, Pappas Seller, Monarch and certain affiliates thereof with certain shelf registration rights in respect of any of our common shares held by them, subject to certain conditions, including those shares acquired pursuant to the July 2014 Transactions.

In addition, in the event that we register additional common shares for sale to the public following the closing of the July 2014 Transactions, we are required to give notice to the Oaktree Seller, the Pappas Seller, Monarch and certain affiliates thereof of our intention to effect such registration and, subject to certain limitations, we are required to include our common shares held by those holders in such registration. We obtained the consent of the above shareholders before filing Form F-3 registration statement (Registration No. 333-198832) covering the resale of our common shares issued under the Purchase Agreement for the Excel Vessels, which was declared effective on February 25, 2015.

We are required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, if any, attributable to the sale of any holder’s securities pursuant to the Registration Rights Agreement. The Registration Rights Agreement includes customary indemnification provisions in favor of the stockholders party thereto, any person who is or might be deemed a control person (within the meaning of the Securities Act, and the Exchange Act and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or relating to any filing or other disclosure made by us under the securities laws relating to any such registration.

On August 28, 2014, the Registration Rights Agreement was amended in conjunction with the Excel Transactions. Pursuant to the terms of this Amendment No. 1 to the Registration Rights Agreement, we have, among other things, filed Form F-3 registration statement (Registration No. 333-198832) covering the resale of our common shares issued under the Purchase Agreement for the Excel Vessels, which was declared effective on February 25, 2015.

Excel Transactions

On August 19, 2014, we entered into the Excel Transactions.

Entities affiliated with Oaktree and entities affiliated with Angelo, Gordon are holders of 46.7% and 23.6%, respectively, of the outstanding equity of Excel. The Excel Transactions were approved by the disinterested members of our board of directors, based upon the recommendation of a transaction committee of disinterested directors, which considered the Excel Transactions on our behalf in coordination with its management team. The total consideration was determined based on the average of three vessel appraisals by independent vessel appraisers.

At the transfer of each Excel Vessel, we have paid or will pay the cash and share consideration for such Excel Vessel to Excel. Excel uses the cash consideration, to cause an amount of outstanding indebtedness under its senior secured credit agreement to be repaid, such that all liens and obligations with respect to the transferred Excel Vessel (or vessel-owning subsidiary) are released upon the transfer to us.

The Vessel Purchase Agreement contains various customary representations, warranties and covenants. The transfers of the individual Excel Vessels were made pursuant to customary memoranda of agreement (“MOAs”) for vessel transfers.

In addition, subject to certain limitations, we have agreed to indemnify Excel and various related parties for breaches of certain fundamental representations, warranties and covenants in the Vessel Purchase Agreement and the MOAs for up to six months following the date of the final closing under the Vessel Purchase Agreement (the “Survival Date”), which is likely to occur during April 2015. Similarly, subject to certain limitations, Excel has agreed to indemnify us and various related parties for breaches of certain fundamental representations, warranties and covenants in the Vessel Purchase Agreement and the MOAs up to the Survival Date.

Excel has agreed that it will not transfer or otherwise monetize through derivative transactions the “Subject Shares” (as defined below) until after the Survival Date (subject to a requirement to continue to retain the Subject Shares if there is a pending indemnification claim against Excel), except that Excel may transfer Subject Shares if it makes appropriate arrangements to escrow a certain minimum amount of proceeds. “Subject Shares” is defined in the Vessel Purchase Agreement to mean a number of our common shares (based on the volume-weighted average price for the five consecutive trading days ending on and including the date of the Vessel Purchase Agreement) that would equal to (x) $2.5 million times (y) the amount of consideration received for all Excel Vessels delivered to date divided by (z) the total amount of consideration for all Excel Vessels.

As outlined above, in connection with the foregoing Excel Transactions, we entered into an amendment to the Registration Rights Agreement to provide holders of the Excel Vessel Share Consideration with certain customary demand, shelf and piggyback registration rights.

The Excel Vessel Bridge Facility

We have been using cash on hand, borrowings under other debt facilities and borrowings under the $231.0 million Excel Vessel Bridge Facility extended to us by entities affiliated with Oaktree and entities affiliated with Angelo, Gordon to fund the cash consideration for the Excel Vessels.

Unity Holding LLC, a direct subsidiary of ours, was the borrower under the Excel Vessel Bridge Facility, and each individual vessel-owning subsidiary was a guarantor. The Excel Vessel Bridge Facility was secured by 33 of the Excel Vessels acquired by us as well as related bank accounts, earnings and insurance proceeds and the equity of each vessel-owning subsidiary of Unity.

The Excel Vessel Bridge Facility contains customary affirmative and negative covenants applicable to Unity and its subsidiaries, including limitations on the incurrence of additional indebtedness and guarantee obligations, the incurrence of liens, fundamental changes, asset sales, transactions with affiliates and investments. The Excel Vessel Bridge Facility contains customary events of default.

As of December 31, 2014, $56.2 million of borrowings were outstanding under the Excel Vessel Bridge Facility. We prepaid, and terminated, the Excel Vessel Bridge Facility on January 29, 2015.

Purchase of Shares in the 2015 Equity Offering

As part of 2015 Equity Offering, the Significant Shareholders purchased 37,250,418 firm common shares at the public offering price of $5.0 per common share. The aggregate proceeds to us of the 2015 Equity Offering, net of underwriters’ commissions, were approximately $242.2 million.

On an as-adjusted basis, giving effect to 2015 Equity Offering and all 29,917,312 common shares comprising the Excel Vessel Share Consideration are distributed by Excel to its equity holders, Oaktree, Angelo, Gordon, Monarch and the Pappas Shareholders, including the Pappas Affiliates, would beneficially own approximately 58.0%, 5.9%, 5.9% and 7.8%, respectively, of our outstanding common shares. Prior to the 2015 Equity Offering, giving effect to the distribution of the Excel Vessel Share Consideration to the Excel equity holders, Oaktree, Angelo, Gordon, Monarch and the Pappas Shareholders would beneficially own approximately 57.4%, 6.2%, 5.4% and 9.3%, respectively of our outstanding common shares.

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates, including loans by our officers and directors, if any, will be on terms believed by us to be no less favorable than are available from unaffiliated third parties, and such transactions or loans, including any forgiveness of loans, will require prior approval, in each instance by a majority of our uninterested “independent” directors or the members of our board of directors who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel.

C.	Interests of Experts and Counsel

Not Applicable.

Item 8.	Financial Information

A.	Consolidated statements and other financial information.

See Item 18. “Financial Statements.”

Legal Proceedings

In 2010, we commenced arbitration proceedings against Ishhar Overseas FZE of Dubai (“Ishhar”) for repudiatory breach of the charter parties due to the nonpayment of charter hires related to Star Epsilon and Star Kappa. We sought damages for repudiations of the charter parties due to early redelivery of the vessels as well as unpaid hire of approximately $2.0 million. We pursued an interim award for such nonpayment of charter hire and an award for the loss of charter hire for the remaining period under the charter. Claim submissions were filed. As of December 31, 2011, we determined that the above amount was not recoverable and recognized a provision for doubtful receivables of approximately $2.0 million.  Subsequently, a conditional settlement agreement was signed on September 5, 2012, under which we agreed to receive a cash payment of $5.0 million in seventeen monthly installments. The first installment of $0.5 million was received upon the execution of the settlement agreement and the next sixteen monthly installments, varying between $0.3 million and $0.5 million, were received on the last day of each month beginning from September 30, 2012 and ending on December 31, 2013.

In February 2011, Korea Line Corporation (“KLC”), charterer at the time of the vessels Star Gamma and Star Cosmo, commenced rehabilitation proceedings in Seoul, South Korea. Under the rehabilitation plan approved by the KLC’s creditors on October 14, 2011, we were entitled to receive an amount of $6.8 million, of which 37% is to be paid in cash over a period of ten years and the remaining 63% shall be converted into KLC’s shares at a rate of one common share of KLC with par value of KRW 5,000 (approximately $4.55 using the exchange rate as of December 31, 2014, of 0.00091 KRW/usd) for each KRW 100,000 (approx. $91 using the exchange rate as of December 31, 2014, of 0.00091 KRW/usd) of claim. Based on the terms of the rehabilitation plan, the shares of KLC will be restricted from trading for six months. We do not expect that we will have either control or significant influence over KLC as a result of the shares that we are entitled to receive under the terms of the rehabilitation plan. In addition, we entered into a direct agreement with KLC and received $172,429 in October 2011 and $172,429 in January 2013, as part of the due hire for Star Gamma. Finally, we entered into two tripartite agreements with KLC and the sub-charterers of the vessels Star Gamma and Star Cosmo under which, we received an amount of $86,000 from the Star Gamma sub-charter in December 2011 and an amount of $121,000 in March 2012 from the Star Cosmo sub-charterer. As of December 31, 2011, we determined that an amount of $498,000 was not recoverable due to the long-term time period of KLC’s rehabilitation plan and the uncertainty surrounding the continuation of KLC’s operations.

On November 19, 2012, we received 11,502 shares (46,007 shares before split) of KLC as part of the rehabilitation plan described above for the vessel Star Gamma, which shares were sold the same date. The cash proceeds from the sale of the respective shares was $144,000. In December 2012, we also received $12,055 and $740 in cash, for Star Gamma and Star Cosmo respectively, pursuant to the terms of the rehabilitation plan, and the total amount of $156,795 is included under “Other operational gain” in the consolidated statements of operations for the year ended December 31, 2012. In October 2013 we received $166,545 and $10,388 for Star Gamma and Star Cosmo respectively, pursuant to the terms of the rehabilitation plan, and the total amount of $176,933 is included under “Other operational gain” in the consolidated statements of operations for the year ended December 31, 2013. These amounts have been received as early payment of the cash component of the rehabilitation plan. The next tranche of 718 shares for the vessel Star Cosmo was released from lock up on June 4, 2013, and until the date of this report, these shares have not been sold. In addition in November 2013, 24,196 and 983 shares were issued pursuant to the terms of the rehabilitation plan for Star Gamma and Star Cosmo, respectively.

On July 13, 2011, Star Cosmo was retained by the port authority in the Spanish port of Almeria and was released on July 16, 2011. According to the port authority, the vessel allegedly discharged oily water while sailing in Spanish waters in May 2011, more than two months before being retained, and related records were allegedly deficient. Administrative investigation commenced locally. We posted a cash collateral of €340,000 (or $ 414,800 using the exchange rate as of December 31, 2014, eur/usd 1.22) to guarantee the payment of fines that may be assessed in the future and the vessel was released. The cash collateral of €340,000 has been released to us in March 2012, after being replaced by a P&I Letter of undertaking. The fines were previously reduced by the Spanish administrative to €260,000 (or $317,200 using the exchange rate as of December 31, 2014, eur/usd 1.22). Except for €60,000 (approximately $73,200 using the exchange rate as of December 31, 2014, eur/usd 1.22), which amount was irrevocably adjudicated in March 2015, the remaining amount of this fine remains subject to adjudication. Up to $1.0 billion of the liabilities associated with the vessel’s actions, mainly for sea pollution, are covered by our P&I Club Insurance. We have not accrued any amount for the specific case.

In March 2013, we commenced arbitration proceedings against Hanjin HHIC-Phil Inc., the shipyard that constructed the Star Polaris, relating to engine failure the vessel experienced in South Korea. This resulted in 142 off-hire days and the loss of $2.3 million in revenues. We are pursuing the compensation for the cost of the repairs and the loss of revenues and an arbitration hearing is scheduled in July 2015.

On June 28, 2013, we received a letter from the receivers of STX Pan Ocean Co. Ltd. (“STX”), terminating the charter agreement for the vessel Star Borealis. Star Borealis was on time charter at an average gross daily charter rate of $24,750 for the period from September 11, 2011 until July 11, 2021. On September 11, 2014, we agreed the settlement of a claim for damages and due hire brought by our subsidiary, Star Borealis LLC, arising from the repudiation of the Star Borealis charter agreement by the charterer STX (the “Settled Claim”). Star Borealis LLC negotiated, sold and assigned the rights to the Settled Claim to an unrelated third party for consideration of $8.0 million, which was received on October 3, 2014. We recorded in 2014 a gain of approximately $9.4 million including the extinguishment of a $1.4 million liability related to the amount of fuel and lubricants remaining on board of the vessel Star Borealis at the time of the charter repudiation.

On October 23, 2014, a purported shareholder (the “Plaintiff”) of Star Bulk Carriers Corp. filed a derivative and putative class action lawsuit in New York state court against our Chief Executive Officer, members of our board of directors and several of our shareholders and related entities. We have been named as a nominal defendant in the lawsuit. The lawsuit alleges that our acquisition of Oceanbulk and purchase of several Excel Vessels were the result of self-dealing by various defendants and that we entered into the respective transactions on unfair terms. The lawsuit further alleges that, as a result of these transactions, several defendants’ interests in Star Bulk Carriers Corp. have increased and that the Plaintiff’s interest in Star Bulk Carriers Corp. has been diluted. The lawsuit also alleges that our management has engaged in other conduct that has resulted in corporate waste. The lawsuit seeks cancellation of all shares issued to the defendants in connection with our acquisition of Oceanbulk, unspecified monetary damages, the replacement of some or all members of our board of directors and of our Chief Executive Officer, and other relief. We believe the claims are completely without merit, deny them, and intend to vigorously defend against them in court.

On November 24, 2014, we and the other defendants removed the action to the United States District Court for the Southern District of New York. The court has issued a case management plan pursuant to which all fact discovery must be completed by October 2, 2015, and all expert discovery must be completed by November 16, 2015. No date for trial has been set. On March 4, 2015, we and the other defendants moved to dismiss the complaint. Briefing is underway and is expected to be completed by May 8, 2015.

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

We believe that, under current law, our dividend payments from earnings and profits would constitute “qualified dividend income” and as such will generally be subject to a preferential United States federal income tax rate (subject to certain conditions) with respect to non-corporate individual shareholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States shareholder’s tax basis in its common stock on a Dollar-for-Dollar basis and thereafter as capital gain. Please see Item 10 “Additional Information—E. Taxation” for additional information relating to the tax treatment of our dividend payments.

Currently, we are prohibited from paying dividends under our facilities and did not pay any dividends in 2014. Please see the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

B.	Significant Changes.

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in Note 20 “Subsequent events” of our annual consolidated financial statements.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Our common stock is traded on the Nasdaq Global Select Market under the symbol “SBLK.”

The following table sets forth, for the five most recent fiscal years, the high and low prices for the common stock on the Nasdaq Global Select Market.

COMMON STOCK

Fiscal year ended December 31,	High	Low
2014	$15.88	$5.41
2013	$13.83	$4.39
2012	$14.70	$4.57
2011	$32.67	$10.03
2010	$37.68	$25.84

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the common stock on the Nasdaq Global Select Market.

Fiscal year ended December 31, 2014	High	Low
1st Quarter ended March 31, 2014	$15.88	$10.76
2nd Quarter ended June 30, 2014	$14.95	$10.00
3rd Quarter ended September 30, 2014	$15.62	$10.21
4th Quarter ended December 31, 2014	$11.40	$5.41

Fiscal year ended December 31, 2013	High	Low
1st Quarter ended March 31, 2013	$5.75	$4.44
2nd Quarter ended June 30, 2013	$7.75	$4.39
3rd Quarter ended September 30, 2013	$11.53	$5.37
4th Quarter ended December 31, 2013	$13.83	$7.72

The following table sets forth, for the most recent six months, the high and low prices for the common stock on the Nasdaq Global Select Market.

	High	Low
April 2015 (through and including April 6, 2015)	$3.76	$3.47
March 2015	$4.54	$3.05
February 2015	$4.80	$4.01
January 2015	$6.66	$3.67
December 2014	$8.32	$5.41
November 2014	$10.49	$7.90
October 2014	$11.40	$8.28

Item 10.	Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

Our Articles of Incorporation were filed as Exhibit 1 to our Report on Form 6-K filed with the Commission on October 15, 2012 and are incorporated by reference into Exhibit 1.1 to of this Annual Report. Pursuant to the Articles of Incorporation, we effected a 15-for-1 reverse stock split of our issued and outstanding common shares, par value $0.01 per share, effective as of October 15, 2012. The reverse stock split was approved by shareholders at our annual general meeting of shareholders held on September 7, 2012. The reverse stock split reduced the number of our issued and outstanding common shares from 81,012,403 common shares to 5,400,810 common shares and affected all issued and outstanding common shares. The number of our authorized common shares was not affected by the reverse split. No fractional shares were issued in connection with the reverse stock split.

Under our Articles of Incorporation, our authorized capital stock consists of 325,000,000 registered shares of stock:

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

As of the date of this annual report, we had issued and outstanding 161,691,380 common shares. No preferred shares are issued or outstanding.

In addition, our Articles of Incorporation grant the Chairman of our board of directors a tie- breaking vote in the event the directors’ vote is evenly split or deadlocked on a matter presented for vote.

Our Articles of Incorporation and Bylaws

Our purpose, as stated in Section B of our Articles of Incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act (the “MIBCA”).

Directors

Our directors are elected by a majority of the votes cast by shareholders entitled to vote in an election. Our Articles of Incorporation provide that cumulative voting shall not be used to elect directors. Our board of directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66 2/3% of the entire board of directors. Our Articles of Incorporation provide for a staggered board of directors whereby directors shall be divided into three classes: Class A, Class B and Class C, which shall be as nearly equal in number as possible. Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The term of our board of directors is as follows: (i) the term, of our Class A directors expires in 2017; (ii) the term of Class B directors expires in 2015; and (iii) the term of Class C director expires in 2016. Each director serves his respective term of office until his successor has been elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Shareholder Meetings

Under our Bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the board of directors, chairman of the board of directors or by the president. Our board of directors may set a record date between 10 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Dissenters’ Rights of Appraisal and Payment

Under the MIBCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation, sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our Articles of Incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the MIBCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the MIBCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

Shareholders’ Derivative Actions

Under the MIBCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Indemnification of Officers and Directors

Our Bylaws include a provision that entitles any our directors or officers to be indemnified by us upon the same terms, under the same conditions and to the same extent as authorized by the MIBCA if the director or officer acted in good faith and in a manner reasonably believed to be in and not opposed to our best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

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

The indemnification provisions in our Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders.

Anti-takeover Provisions of our Charter Documents

Several provisions of our Articles of Incorporation and our Bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti -takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest, and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our Articles of Incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 25.0 million shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our Articles of Incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. The classified provision for the board of directors could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Election and Removal of Directors

Our Articles of Incorporation prohibit cumulative voting in the election of directors. Our Articles of Incorporation also require shareholders to give advance written notice of nominations for the election of directors. Our Articles of Incorporation further provide that our directors may be removed only for cause and only upon affirmative vote of the holders of at least 70% of our outstanding voting shares. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Our Bylaws provide that if a quorum is present, and except as otherwise expressly provided by law, the affirmative vote of a majority of the shares of stock represented at the meeting shall be the act of the shareholders. Shareholders may act by way of written consent in accordance with the provisions of Section 67 of the MIBCA.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our Articles of Incorporation provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 120 days nor more than 180 days prior to the one year anniversary of the preceding year’s annual meeting. Our Articles of Incorporation also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

C.	Material Contracts

As of December 31, 2014, we had 19 credit facilities with lenders, including Commerzbank A.G., Credit Agricole Corporate and Investment Bank, HSH Nordbank, ABN AMRO Bank N.V., Deutsche Bank AG, HSBC Bank plc., Export-Import Bank of China, NIBC Bank N.V., BNP Paribas, DVB Bank SE, CiT Finance LLC, Deutsche Bank (China) Co., Ltd., Citibank, N.A., and DNB Bank ASA, as agent and as lender. In addition, we had one binding term-sheet with Deutsche Bank (China) Co., Ltd. Beijing Branch and HSBC Bank plc (the “Sinosure FACILITY”). For a discussion of our facilities, please see the section of this annual report entitled “Item 5. Operating and Financial Review—B. Liquidity and Capital Resources—Senior Secured Credit Facilities.”

As of December 31, 2014, we were also a party to a senior indenture with U.S. Bank National Association, as trustee. For a discussion of the indenture, please see the section of this annual report entitled “Item 5. Operating and Financial Review—B. Liquidity and Capital Resources—2019 Senior Notes Offering.”

As of December 31, 2014, we are a party to a services agreement with Interchart, the Oaktree Shareholders Agreement, the Pappas Shareholders Agreement and the Registration Rights Agreement. For a discussion of these agreements, please see the section of this annual report entitled “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

We have no other material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

D.	Exchange Controls

Under Marshall Islands and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

E.	Taxation

The following is a discussion of the material Marshall Islands and U.S. federal income tax regimes relevant to an investment decision with respect to our common stock.

Marshall Islands Tax Consequences

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

Material United States Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences to us of our activities and to our shareholders of the ownership and disposition of our common shares. This discussion is not a complete analysis or listing of all of the possible tax consequences to our shareholders of the ownership and disposition of our common shares and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with shareholders that will hold common shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, at any time, 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of shareholders, such as (i) financial institutions, (ii) regulated investment companies, (iii) real estate investment trusts, (iv) tax-exempt entities, (iv) insurance companies, (v) persons holding the common shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle,” (vi) persons that acquired common shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, (vii) U.S. expatriates, (viii) persons subject to the alternative minimum tax, (ix) dealers or traders in securities or currencies and (x) U.S. shareholders whose functional currency is not the U.S. dollar. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law of the ownership of our common shares.

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders (as defined below) of the ownership and disposition of our common shares.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury Regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

This summary does not address estate and gift tax consequences or tax consequences under any state, local or non-U.S. laws.

Tax Classification of the Company

Star Maritime was a Delaware corporation which merged into the Company pursuant to the Redomiciliation Merger as more specifically described in Item 4.A “Information on the Company – History and development of the Company.”

Section 7874(b) of the Code, or “Section 7874(b),” provides that a corporation organized outside the United States, such as the Company, which acquires (pursuant to a “plan” or a “series of related transactions”) substantially all of the assets of a corporation organized in the United States, such as Star Maritime, will be treated as a U.S. domestic corporation for U.S. federal income tax purposes if shareholders of the U.S. corporation whose assets are being acquired own at least 80% of the non-U.S. acquiring corporation after the acquisition. If Section 7874(b) were to apply to Star Maritime and the Redomiciliation Merger, then the Company, as the surviving entity of the Redomiciliation Merger, would be subject to U.S. federal income tax as a U.S. domestic corporation on its worldwide income after the Redomiciliation Merger. In addition, as a U.S. domestic corporation, any dividends paid by us to a Non-U.S. Holder, as defined below, would be subject to a U.S. federal income tax withholding at the rate of 30% or such lower rate as provided by an applicable U.S. income tax treaty.

After the completion of the Redomiciliation Merger, the shareholders of Star Maritime owned less than 80% of the Company. Star Maritime received an opinion of its counsel, Seward & Kissel LLP or “Seward & Kissel”, that Star Bulk should not be subject to Section 7874(b) after the Redomiciliation Merger. Based on the structure of the Redomiciliation Merger, the Company believes that it is not subject to U.S. federal income tax as a U.S. domestic corporation on its worldwide income for taxable years after the Redomiciliation Merger. However, there is no authority directly addressing the application of Section 7874(b) to a transaction such as the Redomiciliation Merger where shares in a foreign corporation, such as the Company, are issued concurrently with (or shortly after) a merger. In particular, since there is no authority directly applying the “series of related transactions” or “plan” provisions to the post-acquisition stock ownership requirements of Section 7874(b), there is no assurance that the U.S. Internal Revenue Service (IRS) or a court will agree with Seward & Kissel’s opinion on this matter. Moreover, Star Maritime has not sought a ruling from the IRS on this point. Therefore, there is no assurance that the IRS would not seek to assert that the Company is subject to U.S. federal income tax on its worldwide income after the Redomiciliation Merger, although the Company believes that such an assertion should not be successful.

The remainder of this discussion assumes that the Company will not be treated as a U.S. domestic corporation for any taxable year.

U.S. Federal Income Taxation of the Company

U.S. Tax Classification of the Company

We are treated as a corporation for U.S. federal income tax purposes. As a result, U.S. Holders will not be directly subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of common shares as described below.

U.S. Federal Income Taxation of Operating Income: In General

We anticipate that we will earn substantially all our income from the hiring or leasing of vessels for use mostly on a voyage or time charter basis or from the performance of services directly related to those uses, all of which we refer to as “shipping income.”

Unless a non-U.S. corporation qualifies for an exemption from U.S. federal income taxation under Section 883 of the Code, such corporation will be subject to U.S. federal income taxation on its “shipping income” that is treated as derived from sources within the United States. For U.S. federal income tax purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States (“United States source gross transportation income” or “USSGTI”), and, in the absence of exemption from tax under Section 883 of the Code, such USSGTI generally will be subject to a 4% U.S. federal income tax imposed without allowance for deductions.

Shipping income of a non-U.S. corporation attributable to transportation that both begins and ends in the United States is considered to be derived entirely from sources within the United States. However, U.S. law prohibits non-U.S. corporations, such as us, from engaging in transportation that produces income considered to be derived entirely from U.S. sources.

Shipping income of a non-U.S. corporation attributable to transportation exclusively between two non-U.S. ports will be considered to be derived entirely from sources outside the United States. Shipping income of a non-U.S. corporation derived from sources outside the United States will not be subject to any U.S. federal income tax.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code and the Treasury Regulations thereunder, a non-U.S. corporation will be exempt from U.S. federal income taxation on its U.S. source shipping income if:

(1) it is organized in a country that grants an “equivalent exemption” from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 of the Code (a “qualified foreign country”); and

(2) one of the following tests is met: (A) more than 50% of the value of its shares is beneficially owned, directly or indirectly, by “qualified shareholders,” which term includes individuals that (i) are “residents” of qualified foreign countries and (ii) comply with certain substantiation requirements (the “50% Ownership Test”); (B) it is a “controlled foreign corporation” and it satisfies an ownership test (the “CFC Test”); or (C) its shares are “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States (the “Publicly-Traded Test”).

The Republic of the Marshall Islands has been officially recognized by the IRS as a qualified foreign country that grants the requisite “equivalent exemption” from tax in respect of each category of shipping income we earn and currently expect to earn in the future.

We believe that for 2014 we satisfied the Publicly-Traded Test, although for 2015 and the foreseeable future we will not satisfy such test, as discussed below. Beginning in 2015 we do not currently anticipate circumstances under which we would be able to satisfy the 50% Ownership Test of the CFC Test. Accordingly, we do not believe we will be exempt from U.S. federal income tax on our U.S. source shipping income beginning in 2015 and for the foreseeable future.

Publicly-Traded Test. The Treasury Regulations under Section 883 of the Code provide, in pertinent part, that shares of a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common stock is “primarily traded” on the NASDAQ Global Select Market.

Under the Treasury Regulations, stock of a non-U.S. corporation will be considered to be “regularly traded” on an established securities market if (1) one or more classes of stock of the corporation that represent more than 50% of the total combined voting power of all classes of stock of the corporation entitled to vote and of the total value of the stock of the corporation, are listed on such market and (2) (A) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year and (B) the aggregate number of shares of such class of stock traded on such market during the taxable year must be at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year.

Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons that each own 5% or more of the vote and value of such class of outstanding stock (the “5% Override Rule”).

For purposes of determining the persons that actually or constructively own 5% or more of the vote and value of our common shares (“5% Shareholders”), the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the U.S. Securities and Exchange Commission, as owning 5% or more of our common shares. The Treasury Regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, qualified shareholders (as defined for purposes of Section 883) own sufficient number of shares to preclude non-qualified shareholders in such group from owning 50% or more of the total value of the class of stock of the closely held block that is a part of our common shares for more than half the number of days during the taxable year.

On July 11, 2014, pursuant to the transaction with Oceanbulk discussed above, Oaktree became a 5% Shareholder that holds 50% or more of the vote and value of our common shares. Because the Oceanbulk transaction occurred more than halfway through 2014, we do not expect the 5% Override Rule was triggered for 2014. However, for 2015 and the foreseeable future, we do not expect to be able to establish that a sufficient number of our common shares are indirectly held by indirect owners of Oaktree that are qualified shareholders to preclude indirect owners of Oaktree that are not qualified shareholders from owning 50% or more of our common shares. Accordingly, we do not expect to satisfy the Publicly-Traded Test and to qualify for an exemption under Section 883 for 2015 or for the foreseeable future.

Taxation in Absence of Section 883 Exemption

So long as Oaktree owns 50% or more of our common shares, we do not expect to qualify for the Section 883 exemption. For any taxable year in which we are not eligible for the benefits of Section 883 exemption, our USSGTI will be subject to a 4% tax imposed by Section 887 of the Code without the benefit of deductions to the extent that such income is not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as derived from sources within the United States, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under this regime.

To the extent our shipping income derived from sources within the United States is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” shipping income, net of applicable deductions, would be subject to U.S. federal income tax, currently imposed at rates of up to 35%. In addition, we would generally be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

(1) we have, or are considered to have, a fixed place of business in the United States involved in the earning of U.S. source shipping income; and

(2) substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

We do not intend to have, or permit circumstances that would result in having, any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, it is anticipated that none of our shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

U.S. Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to U.S. federal income tax with respect to gain realized on a sale of a vessel, provided that (i) the sale is considered to occur outside of the United States under U.S. federal income tax principles and (ii) such sale is not attributable to an office or other fixed place of business in the United States. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. We intend to conduct our operations so that the gain on any sale of a vessel by us will not be taxable in the United States.

U.S. Federal Income Taxation of U.S. Holders

As used herein, a “U.S. Holder” is a beneficial owner of a common share that is: (1) a citizen of or an individual resident of the United States, as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a pass-through entity, including a partnership or other entity classified as a partnership for U.S. federal income tax purposes, is a beneficial owner of our common shares, the U.S. federal income tax treatment of an owner or partner will generally depend upon the status of such owner or partner and upon the activities of the pass-through entity. Owners or partners of a pass-through entity that is a beneficial owner of common shares are encouraged to consult their tax advisors.

U.S. Holders are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable non-U.S. tax laws of the ownership and disposition of common shares.

Distributions

Subject to the discussion of passive foreign investment companies (“PFICs”) below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute foreign-source dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common shares and thereafter as capital gain. Because we are not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us.

If, as expected, the common shares are readily tradable on an established securities market in the United States within the meaning of the Code and if certain holding period and other requirements (including a requirement that we are not a PFIC in the year of the dividend or the preceding year) are met, dividends received by non-corporate U.S. Holders will be “qualified dividend income” to such U.S. Holders. Qualified dividend income received by non-corporate U.S. Holders (including an individual) will be subject to U.S. federal income tax at preferential rates.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. Long-term capital gains of certain non-corporate U.S. Holders are currently eligible for reduced rates of taxation. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Considerations

The foregoing discussion assumes that we are not, and will not be, a PFIC. If we are classified as a PFIC in any year during which a U.S. Holder owns our common shares, the U.S. federal income tax consequences to such U.S. Holder of the ownership and disposition of common shares could be materially different from those described above. A non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business) or (ii) 50% or more of the average value of its assets produce (or are held for the production of) “passive income.” For this purpose, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiaries that are treated as pass-through entities for U.S. federal income tax purposes. Further, we will be treated as holding directly our proportionate share of the assets and receiving directly the proportionate share of the income of corporations of which we own, directly or indirectly, at least 25%, by value. For purposes of determining our PFIC status, income earned by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business. We intend to take the position that income we derive from our voyage and time chartering activities is services income, rather than rental income, and accordingly, that such income is not passive income for purposes of determining our PFIC status. We believe that there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from voyage and time charters as services income for other tax purposes. Additionally, we believe that our contracts for newbuilding vessels are not assets held for the production of passive income, because we intend to use these vessels for voyage and time chartering activities.

Assuming that it is proper to characterize income from our voyage and time chartering activities as services income and based on the expected composition of our income and assets, we believe that we currently are not a PFIC, and we do not expect to become a PFIC in the future. However, our characterization of income from voyage and time charters and of contracts for newbuilding vessels is not free from doubt. Moreover, the determination of PFIC status for any year must be made only on an annual basis after the end of such taxable year and will depend on the composition of our income, assets and operations during such taxable year. Because of the above described uncertainties, there can be no assurance that the IRS will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for any taxable year.

If we were treated as a PFIC for any taxable year during which a U.S. Holder owns common shares, the U.S. Holder would be subject to special adverse rules (described in “—Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election”) unless the U.S. Holder makes a timely election to treat us as a “Qualified Electing Fund” (a “QEF election”) or marks its common shares to market, as discussed below. We intend to promptly notify our shareholders if we determine that we are a PFIC for any taxable year. A U.S. Holder generally will be required to file IRS Form 8621 if such U.S. Holder owns common shares in any year in which we are classified as a PFIC.

Taxation of U.S. Holders Making a Timely QEF Election. If a U.S. Holder makes a timely QEF election, such U.S. Holder must report for U.S. federal income tax purposes its pro-rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of such U.S. Holder, regardless of whether distributions were received from us by such U.S. Holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of certain non-corporate U.S. Holders might be eligible for preferential capital gains tax rates. The U.S. Holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the U.S. Holder’s tax basis in the common shares. An electing U.S. Holder would not, however, be entitled to a deduction for its pro-rata share of any losses that we incur with respect to any taxable year. An electing U.S. Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a timely QEF election for our common shares by filing IRS Form 8621 with its U.S. federal income tax return for the first year in which it held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election. Alternatively, if we were treated as a PFIC for any taxable year and, as we anticipate, our common shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares. If that election is properly and timely made, the U.S. Holder generally would include as ordinary income in each taxable year that we are a PFIC the excess, if any, of the fair market value of the common shares at the end of the taxable year over such U.S. Holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in each such year in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common shares would be adjusted to reflect any such income or loss amount recognized. Any gain realized on the sale, exchange or other disposition of our common shares in a year that we are a PFIC would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares in such a year would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. If we were treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election (a “Non-Electing Holder”) would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

(1) the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;

(2) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income and would not be “qualified dividend income”; and

(3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

U.S. Holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences of holding common shares if we are considered a PFIC in any taxable year.

Additional Tax on Net Investment Income

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds may be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on our common shares and net gains from the disposition of our common shares. U.S. Holders that are individuals, estates or trusts should consult their tax advisors regarding the applicability of this tax to any of their income or gains in respect of our common shares.

U.S. Federal Income Taxation of Non-U.S. Holders

As used herein, a “Non-U.S. Holder” is any beneficial owner of a common share that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust and that is not a U.S. Holder.

If a pass-through entity, including a partnership or other entity classified as a partnership for U.S. federal income tax purposes, is a beneficial owner of our common shares, the U.S. federal income tax treatment of an owner or partner will generally depend upon the status of such owner or partner and upon the activities of the pass-through entity. Owners or partners of a pass-through entity that is a beneficial owner of common shares are encouraged to consult their tax advisors.

Distributions

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received from us with respect to our common shares, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

(1) the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States; in general, in the case of a Non-U.S. Holder entitled to the benefits of an applicable U.S. income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

(2) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

Income or Gains Effectively Connected with a U.S. Trade or Business

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, dividends on the common shares and gain from the sale, exchange or other disposition of the shares, that is effectively connected with the conduct of that trade or business (and, if required by an applicable U.S. income tax treaty, is attributable to a U.S. permanent establishment), will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, in the case of a corporate Non-U.S. Holder, its earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional U.S. federal branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Information Reporting and Backup Withholding

Information reporting might apply to dividends paid in respect of common shares and the proceeds from the sale, exchange or other disposition of common shares within the United States. Backup withholding (currently at a rate of 28%) might apply to such payments made to a U.S. Holder unless the U.S. Holder furnishes its taxpayer identification number, certifies that such number is correct, certifies that such U.S. Holder is not subject to backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Certain U.S. Holders, including corporations, are generally not subject to backup withholding and information reporting requirements, if they properly demonstrate their eligibility for exemption. United States persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Each Non-U.S. Holder must submit an appropriate, properly completed IRS Form W-8 certifying, under penalties of perjury, to such Non-U.S. Holder’s non-U.S. status in order to establish an exemption from backup withholding and information reporting requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

Certain U.S. Holders who are individuals are required to report information relating to our common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institutions). U.S. Holders are urged to consult their tax advisors regarding their reporting requirements.

F.	Dividends and paying agents

Not Applicable.

G.	Statement by experts

Not Applicable.

H.	Documents on display

You may read and copy any document that we file, including this annual report, and obtain copies at prescribed rates from the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling 1 (800) SEC-0330. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Our filings are also available on our website at http://www.starbulk.com. The information on our website, however, is not, and should not be deemed to be a part of this annual report. You may also obtain copies of the incorporated documents, without charge, upon written or oral request to Star Bulk Carriers Corp., c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi, 15124, Athens, Greece.

I.	Subsidiary information

Not Applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

Our exposure to market risk for changes in interest rate relates primarily to our long-term debt. The international dry bulk industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of secured long-term debt. Our debt contains interest rates that fluctuate with LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt.

From time to time, we may take positions in interest rate derivative contracts to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans and credit facilities. Generally, our approach is to economically hedge a portion of the floating-rate debt associated with our vessels. We manage the exposure to the rest of our debt based on our outlook for interest rates and other factors.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate derivative contracts. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that bear an investment grade rate at the time of the transaction. In addition, to the extent possible and practical, we enter into interest rate derivative contracts with different counterparties to reduce concentration risk.

In June 2013, we entered into two interest rate derivative contracts with Credit Agricole Corporate and Investment Bank (the “Credit Agricole Swaps”) to fix forward our floating interest rate liabilities under the two tranches of the Credit Agricole $70.0 million Facility. The Credit Agricole Swaps were based on an amortizing notional amount beginning from $26.8 million and $28.6 million, for the Star Borealis and Star Polaris tranches, respectively. The Credit Agricole Swaps came into effect in November and August 2014, and will mature in August and November 2018, for the Star Borealis and Star Polaris tranches, respectively. Under the terms of the Credit Agricole Swaps, we pay on a quarterly basis a fixed rate of 1.720% and 1.705% per annum for the Star Borealis and Star Polaris tranches, respectively, while receiving a variable amount equal to the three month LIBOR, both applied on the notional amount of the swaps outstanding at each settlement date. As of December 31, 2014, the notional amount of these swaps was $26.8 million and $28.1 million, for Star Borealis and Star Polaris, respectively.

In addition, on April 28, 2014, we entered into two interest rate derivative contracts (the “HSH Swaps”) to fix forward 50% of our floating interest rate derivative contracts for the HSH Nordbank $35.0 million Facility. The HSH Swaps came into effect in September 2014 and mature in September 2018. Under the terms of the HSH Swaps, we pay on a quarterly basis a fixed rate of 1.765% per annum, while receiving a variable amount equal to the three month LIBOR, both applied on the notional amount of the swaps outstanding at each settlement date. As of December 31, 2014, the notional amount of these swaps was $16.6 million.

Up to August 31, 2014, because the Credit Agricole Swaps and the HSH Swaps were not designated as accounting hedges, changes in their fair value at each reporting period up to that date were reported in earnings as a loss under “Gain/(loss) on derivative financial instruments, net” in the consolidated statements of operations.

On August 31, 2014, we designated the Credit Agricole Swaps and the HSH Swaps as cash flow hedges in accordance with ASC Topic 815, “Derivatives and Hedging.” Accordingly, the effective portion of these cash flow hedges, from September 1, 2014 to December 31, 2014, was reported in “Accumulated other comprehensive loss”.

As part of the Merger, we acquired five swap agreements that Oceanbulk Shipping had entered during the third quarter of 2013 with Goldman Sachs Bank USA (the “Goldman Sachs Swaps”). The Goldman Sachs Swaps came into effect on October 1, 2014 and mature on April 1, 2018. Under their terms, Oceanbulk Shipping makes quarterly payments to the counterparty at fixed rates ranging between 1.79% to 2.07% per annum, based on an aggregate notional amount beginning at $186.3 million on July 1, 2015 and increasing up to $461.3 million on October 1, 2015 and thereafter decreasing by $9.84 million each quarter. The counterparty makes quarterly floating rate payments at three-month LIBOR to Oceanbulk Shipping based on the same notional amount. Upon the completion of the Merger, on July 11, 2014, we re-designated the Goldman Sachs Swaps as cash flow hedges in accordance with ASC Topic 815. Accordingly, the effective portion of these cash flow hedges, from that date to December 31, 2014, was reported in “Accumulated other comprehensive loss”. As of December 31, 2014 the notional amount of these swaps was $186.3 million.

The aggregate notional amount outstanding, as of December 31, 2014, for all the nine interest rate derivative contracts we had effective at that time was $257.9 million with an average fixed rate of 1.8%.

During the year ended December 31, 2014, we recorded a loss on interest rate derivative contracts of $0.8 million in “Gain / (loss) on derivative financial instruments, net”, in the consolidated statement of operations, which resulted from the change in the fair market value of the respective derivative contracts prior to their designation as cash flow hedges. In addition, as of December 31, 2014, we recorded a loss of $0.4 million in “Accumulated other comprehensive loss” resulting from the change in the fair market value of the respective derivative contracts, after their designation as cash flow hedges.

Our interest expense for the year ended December 31, 2014 was $8.6 million. Our estimated interest expense for the year ending December 31, 2015 is expected to be $32.3 million. Our estimated amount of interest expense reflects interest payments we expect to make with respect to our long-term debt obligations. The interest payments reflect an assumed LIBOR-based applicable rate of 0.17125% and 0.2556% (the one-month and three-month LIBOR rates as of December 31, 2014, respectively) plus the relevant margin of the applicable credit facility. The following table sets forth the sensitivity of our existing loans in millions of Dollars, as of December 31, 2014, as to a 100 basis point increase in LIBOR during the next five years:

For the year ending December 31,	Estimated amount of interest expense	Estimated amount of interest expense after an increase of 100 basis points	Sensitivity
2015	32.3	40.1	7.8
2016	25.9	32.2	6.3
2017	20.0	24.7	4.7
2018	16.9	20.7	3.8
2019	10.3	12.3	2.0

The table below provides information about our financial instruments at December 31, 2014, that are sensitive to changes in interest rates, including our debt and interest rate derivative contracts. For long-term debt, the table presents expected outstanding balances and related weighted-average interest rates by expected maturity dates. For interest rate derivative contracts, the table presents notional amounts and weighted-average fixed pay interest rates by expected contractual maturity dates. Generally, our interest rate derivative contracts involve the receipt of floating payments based on the three-month LIBOR and the payment of fixed amounts based on a fixed rate specified in each swap agreement, on a quarterly basis.

In thousands of Dollars	As of year ended December 31,
	2014	2015	2016	2017	2018	2019	2020	2021
Long-Term Debt:
Variable Rate Debt, outstanding balance	$811,793	$715,308	$486,268	$416,374	$289,479	$56,113	$36,627	$-
Average Interest Rate on Variable Debt (1)	3.7%	3.7%	3.6%	3.5%	3.7%	3.9%	3.7%	3.4%
Fixed-Rate Debt, outstanding balance	50,000	50,000	50,000	50,000	50,000	-	-	-
Average Interest Rate on Fixed Debt (2)	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%	-	-

Interest Rate Derivative Contracts: (3)
Notional Amount Balance (4)	$257,869	$517,839	$473,339	$428,842	$-	$-	$-	$-
Average Fixed Pay Rate	1.8%	1.8%	1.8%	1.8%	1.7%	-	-	-

(1)	Average Interest Rate on Variable Debt represents the weighted average interest rate for our floating rate debt comprising of LIBOR rate as of December 31, 2014 and applicable margin.

(2)	Average Interest Rate on Fixed Debt represents the 8.00% annual coupon for our 8.00% 2019 Notes.

(3)	Our interest rate derivative contracts involve the receipt of floating payments based on the three month LIBOR and the payment of fixed amounts based on a fixed rate specified in each swap agreement, on a quarterly basis.

(4)	All of interest swap derivative contracts expire within 2018.

Currency and Exchange Rates

We generate all of our revenues in Dollars and operating expenses in currencies other than the Dollar are approximately 21% of total operation expenses during 2014. Further, 56% of our General and administrative expenses, excluding expenses of $5.8 million relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees, including consulting fees, salaries and traveling expenses were incurred in Euros during 2014. For accounting purposes, expenses incurred in Euros are converted into Dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the Dollar and the Euro, which could affect the amount of net income that we report in future periods. As of December 31, 2014, the effect of a 1% adverse movement in Dollar/Euro exchange rates would have resulted in an increase of $151,002 and $90,033 in our General and administrative expense and our operating expenses, respectively. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. The use of financial derivatives, including foreign exchange forward agreements, would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Freight Derivatives

From time to time, we may take positions in freight derivatives, including Freight Forward Agreements (“FFAs”) and freight options. Generally freight derivatives may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates reported on an identified index for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days of the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operation and cash flow.

During the years ended December 31, 2012, we entered into a limited number of FFAs and freight options on the Capesize and Panamax and Supramax indexes. We used these freight derivatives as an economic hedge to reduce the risk on specific vessels trading in the spot market, or to take advantage of short term fluctuations in the market prices. Our freight derivatives do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in the accompanying consolidated statements of operations. FFAs are settled on a daily basis through London Clearing House and also include a margin maintenance requirement based on marking the contract to market. Freight options are treated as assets/liabilities until they are settled. During the years ended December 31, 2014, and December 31, 2013, we did not enter into FFAs and freight options and therefore we did not record any gain or loss from freight derivatives. During the year ended December 31, 2012, the gain on freight derivatives amounted to $0.04 million. As of the date of this report we have not any open position on freight derivatives.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt securities

Not Applicable.

B.	Warrants and rights

Not Applicable.

C.	Other securities

Not Applicable.

D.	American depository shares

Not Applicable.

PART II.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.	Controls and Procedures

(a)           Disclosure Controls and Procedures

As of December 31, 2014, our management (with the participation of our Chief Executive Officer and Co-Chief Financial Officers) conducted an evaluation pursuant to Rule 13a-15 and 15d-15 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Co-Chief Financial Officers concluded that as of December 31, 2014, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our Chief Executive Officer and Co-Chief Financial Officers, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission.

(b)           Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15 and 15d-15 under the Securities and Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Co-Chief Financial Officers, and carried out by our board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets;

•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, (2013 Framework).

Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2014 is effective.

(c)           Attestation Report of the Independent Registered Public Accounting Firm

The attestation report on the Company’s internal control over financial reporting issued by the registered public accounting firm that audited the consolidated financial statements Ernst Young (Hellas) Certified Auditors Accountants S.A., appears under “Item 18. Financial Statements” of this annual report and is incorporated herein by reference.

(d)           Changes in Internal Control over Financial Reporting

There were no other changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and the Co-Chief Financial Officers, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Softeland, whose biographical details are included in Item 6. “Directors and Senior Management,” a member of our Audit Committee qualifies as a financial expert and is considered to be independent according to the Commission rules.

Item 16B.	Code of Ethics

We have adopted a code of ethics that applies to our directors, officers and employees. A copy of our code of ethics is posted in the “Corporate Governance” section of Star Bulk Carriers Corp. website, and may be viewed at http://www.starbulk.com. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece.

Item 16C.	Principal Accountant Fees and Services

The table below sets forth the total fees for the services performed by our principal accountants, Ernst & Young (Hellas) Certified Auditors Accountants S.A in 2014 and 2013, which we refer to as the Independent Registered Accounting Firms. This table below also identifies these amounts by category of services:

(In thousands of Dollars)	2013	2014
Audit fees	$581	$1,047
Audit-related fees	-	-
Tax fees	-	-
All other fees	-	-
Total fees	$581	$1,047

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

On February 23, 2010, our board of directors adopted a stock repurchase plan for up to $30.0 million to be used for repurchasing our common shares until December 31, 2011. On August 10, 2011, our board of directors decided to reinstate the share repurchase plan with the limitation of acquiring up to a maximum amount of $3.0 million worth of our shares, at a maximum price of $19.5 per share. On November 9, 2011, our board of directors extended the duration of the share repurchase plan until December 31, 2012.

The following table summarizes our repurchases of our ordinary shares per month during the year ended December 31, 2012:

	Total number of shares repurchased	Average price paid per share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
January 2012	21,294	$14.25	0	$0
April 2012	27,103	$14.25	0	$0
June 2012	13,333	$10.95	0	$0
Total 2012	61,730	$13.8	0	$0

During the years ended December 31, 2013 and 2014, there were no shares repurchased.

Item 16F.	Change in Registrants Certifying Accountant

None.

Item 16G.	Corporate Governance

As a foreign private issuer, we are permitted to follow home country practices in lieu of certain Nasdaq corporate governance requirements. We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. We are exempt from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices and the establishment and composition of an audit committee and a formal written audit committee charter. The practices we follow in lieu of Nasdaq’s corporate governance requirements are as follows:

•	While our board of directors is currently comprised of directors a majority of whom are independent, we cannot assure you that in the future we will have a majority of independent directors. Our board of directors does not hold annual meetings at which only independent directors are present.

•	Consistent with Marshall Islands law requirements, in lieu of obtaining an independent review of related party transactions for conflicts of interests, our Bylaws require any director who has a potential conflict of interest to identify and declare the nature of the conflict to the board of directors at the next meeting of the board of directors. Our code of ethics and Bylaws additionally provide that related party transactions must be approved by a majority of the independent and disinterested directors. If the votes of such independent and disinterested directors are insufficient to constitute an act of the board of directors, then the related party transaction may be approved by a unanimous vote of the disinterested directors.

•	In lieu of obtaining shareholder approval prior to the issuance of designated securities, we plan to obtain the approval of our board of directors for such share issuances.

•	In lieu of an audit committee comprised of a minimum of three directors all of whom are independent and a compensation committee comprised solely of independent directors, our audit committee consists of three independent directors and our compensation committee consists of an executive director and two independent directors.

As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in Bylaws, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our Bylaws provide that shareholders must give between 150 and 180 days advance notice to properly introduce any business at a meeting of the shareholders.

Other than as noted above, we are in full compliance with applicable Nasdaq corporate governance standard requirements for U.S. domestic issuers.

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III.

Item 17.	Financial Statements

See Item 18. “Financial Statements.”

Item 18.	Financial Statements

The financial statements beginning on page F-1 together with the respective reports of the Independent Registered Public Accounting Firms are filed as part of this annual report.

Item 19.	Exhibits

Exhibits Number	Description
1.1	Third Amended and Restated Articles of Incorporation of Star Bulk Carriers Corp. (included as Exhibit 1.1 of the Company’s Form 6-K, which was filed with the Commission on October 15, 2012 and incorporated herein by reference).

1.2	Third Amended and Restated Bylaws of the Company

2.1	Form of Share Certificate

2.2	Base Indenture, dated as of November 6, 2014, between the Company and U.S. Bank National Association, as trustee (the “Trustee”) (included as Exhibit 4.1 to the Company’s Current Report on Form 6-K, dated November 7, 2014 and incorporated herein by reference).

2.3	First Supplemental Indenture, dated as of November 6, 2014, between the Company and the Trustee (included as Exhibit 4.1 to the Company’s Current Report on Form 6-K, dated November 7, 2014 and incorporated herein by reference).

4.1	Purchase Agreement, dated as of May 1, 2013, by and among Star Bulk Carriers Corp. and the purchasers named therein (included as Exhibit 99.1 of the Company’s Schedule 13D, which was filed with the Commission on August 5, 2013 and incorporated herein by reference).

4.2	Amended and Restated Registration Rights Agreement dated July 11, 2014 (included as Annex B to Exhibit 99.1 to the Company’s Current Report on Form 6-K, dated June 20, 2014 and incorporated herein by reference)

4.3	Amendment No.1 to Amended and Restated Registration Rights Agreement dated August 28, 2014 (included as Exhibit 99.2 to the Company’s Current Report on Form 6-K, dated September 3, 2014 and incorporated herein by reference)

4.4	Agreement and Plan of Merger dated June 16, 2014 (included as Exhibit 99.2 to the Company’s Current Report on Form 6-K, dated June 16, 2014 and incorporated herein by reference)

4.5	Oaktree Shareholders Agreement (included as Annex B to Exhibit 99.1 to the Company’s Current Report on Form 6-K, dated June 20, 2014 and incorporated herein by reference)

4.6	Pappas Shareholder Agreement by and among the Company and the parties named therein dated July 11, 2014 (included as Exhibit 99.3 to the Company’s Current Report on Form 6-K, dated June 16, 2014 and incorporated herein by reference)

Exhibits Number	Description
4.7	Vessel Purchase Agreement by and among the Company, Excel and Christine Shipco Holdings Corp. dated August 19, 2014 (included as Exhibit 99.1 to the Company’s Current Report on Form 6-K, dated September 3, 2014 and incorporated herein by reference)

4.8	Underwriting Agreement, dated October 30, 2014, between Star Bulk Carriers Corp. (the “Company”) and the underwriters named on Schedule I thereto. (included as Exhibit 1.1 to the Company’s Current Report on Form 6-K, dated November 07, 2014 and incorporated herein by reference)

4.9	Underwriting Agreement, dated January 9, 2015, between Jefferies LLC and Morgan Stanley & Co. LLC, as representative of the other several underwriters listed in Schedule I thereto, and Star Bulk Carriers Corp. (included as Exhibit 1.1 to the Company’s Current Report on Form 6-K, dated January 15, 2015 and incorporated herein by reference)

6.1	For earnings per share calculation, see “Item 18. Financial Statements—Note 13.”

8.1	For a list of all our subsidiaries, see “Item 18. Financial Statements—Note 1”.

11.1	Code of Ethics

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young (Hellas) Certified Auditors Accountants S.A.)

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, formatted in Extensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2013 and 2014;
(ii) Consolidated Statements of Operations for the years ended December 31, 2012, 2013 and 2014;
(iii) Consolidated Statements of Comprehensive Income/ (Loss) for the years ended December 31, 2012, 2013 and 2014;
(iv) Consolidated Statements of Shareholders’ Equity for the for the years ended December 31, 2012, 2013 and 2014;
(v) Consolidated Statements of Cash Flows for the for the years ended December 31, 2012, 2013 and 2014; and
(vi) the Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Star Bulk Carriers Corp.
(Registrant)

Date:	April 7, 2015	By:	/s/ Petros Pappas
			Name:	Petros Pappas
			Title:	Chief Executive Officer

STAR BULK CARRIERS CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Star Bulk Carriers Corp.

We have audited the accompanying consolidated balance sheets of Star Bulk Carriers Corp. (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income / (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Star Bulk Carriers Corp. at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Star Bulk Carriers Corp.'s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 7, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

Athens, Greece

April 7, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Star Bulk Carriers Corp.

We have audited Star Bulk Carriers Corp.’s (the “Company”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Star Bulk Carriers Corp.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Star Bulk Carriers Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Star Bulk Carriers Corp. as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income / (loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2014 of Star Bulk Carriers Corp. and our report dated April 7, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

Athens, Greece

April 7, 2015

STAR BULK CARRIERS CORP.

Consolidated Balance Sheets

As of December 31, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data)

	2013	2014
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$53,548	$86,000
Restricted cash, current (Note 9)	1,862	3,352
Trade accounts receivable, net	3,203	24,765
Inventories (Note 4)	1,726	14,368
Due from managers	81	81
Due from related parties (Note 3)	486	245
Other current assets	1,561	1,269
Prepaid expenses and other receivables	1,212	4,350
Total Current Assets	63,679	134,430

FIXED ASSETS
Advances for vessels under construction and acquisition of vessels (Note 6)	67,932	454,612
Vessels and other fixed assets, net (Note 5)	326,674	1,441,851
Total Fixed Assets	394,606	1,896,463

OTHER NON-CURRENT ASSETS
Long-term investment (Note 3)	—	634
Deferred finance charges, net	1,114	8,029
Restricted cash , non-current (Note 9 )	620	10,620
Derivative asset (Note 19)	91	—
Fair value of above market acquired time charter (Note 7)	7,978	11,908
TOTAL ASSETS	$468,088	$2,062,084

LIABILITIES & STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long term debt (Note 9)	$18,286	$88,317
Excel Vessel Bridge Facility from related parties, current portion (Note 3 & Note 9)	—	8,168
Accounts payable	6,638	18,487
Advances from sale of vessel (Note 5)	—	1,100
Due to related parties (Note 3)	559	2,166
Accrued liabilities (Note 15)	3,501	13,738
Derivative liability, current (Note 19)	—	5,722
Deferred revenue	750	2,500
Total Current Liabilities	29,734	140,198

NON-CURRENT LIABILITIES
8.00% 2019 Notes (Note 9)	—	50,000
Long term debt (Note 9)	172,048	667,315
Excel Vessel Bridge Facility from related parties, non current portion (Note 3 & Note 9)	—	47,993
Derivative liability, non-current (Note 19)	—	2,010
Other non-current liabilities	200	266
TOTAL LIABILITIES	201,982	907,782

COMMITMENTS & CONTINGENCIES (Note 17)	—	—

STOCKHOLDERS’ EQUITY
Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2013 and 2014 (Note 10)	—	—
Common Stock, $0.01 par value, 300,000,000 shares authorized; 29,059,671 and 109,426,236 shares issued and outstanding at December 31, 2013 and 2014, respectively (Note 10)	291	1,094
Additional paid in capital (Note 10)	668,219	1,567,713
Accumulated other comprehensive loss (Note 19)	—	(378)
Accumulated deficit	(402,404)	(414,127)
Total Stockholders’ Equity	266,106	1,154,302
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$468,088	$2,062,084

The accompanying notes are integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Statements of Operations

For the years ended December 31, 2012, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data)

	2012	2013	2014

Revenues:
Voyage revenues	$85,684	$68,296	$145,041
Management fee income (Note 3)	478	1,598	2,346
	86,162	69,894	147,387

Expenses
Voyage expenses (Note 18)	19,598	7,549	42,341
Vessel operating expenses (Note 18)	27,832	27,087	53,096
Dry docking expenses	5,663	3,519	5,363
Depreciation	33,045	16,061	37,150
Management fees	—	—	158
General and administrative expenses	9,320	9,910	32,723
Bad debt expense	—	—	215
Vessels’ impairment loss (Note 5 and Note 19)	303,219	—	—
Gain on time charter agreement termination (Note 8)	(6,454)	—	—
Other operational loss (Note 12)	1,226	1,125	94
Other operational gain (Note 11)	(3,507)	(3,787)	(10,003)
Loss on sale of vessel ( Note 5)	3,190	87	—
Gain from bargain purchase (Note 1)	—	—	(12,318)
	393,132	61,551	148,819
Operating (loss) / income	(306,970)	8,343	(1,432)

Other Income/ (Expenses):
Interest and finance costs (Note 9)	(7,838)	(6,814)	(9,575)
Interest and other income	246	230	629
Gain / (Loss) on derivative financial instruments, net (Note 19)	41	91	(799)
Loss on debt extinguishment (Note 9)	—	—	(652)
Total other expenses, net	(7,551)	(6,493)	(10,397)

Income/(Loss) before equity in income of investee	(314,521)	1,850	(11,829)
Equity in income of investee (Note 3)	—	—	106
Net (loss) / income	$(314,521)	$1,850	$(11,723)

(Loss) / Earnings per share, basic and diluted (Note 13)	$(58.32)	$0.13	$(0.20)

Weighted average number of shares outstanding, basic (Note 13)	5,393,131	14,051,344	58,441,193
Weighted average number of shares outstanding, diluted (Note 13)	5,393,131	14,116,389	58,441,193

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Statements of Comprehensive Income / (Loss)

For the years ended December 31, 2012, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data)

	2012	2013	2014
Net (loss)/income	$(314,521)	$1,850	$(11,723)
Other comprehensive loss:
Unrealized loss from hedging interest rate swaps recognized in Other comprehensive loss before reclassifications (Note 19)	—	—	(1,433)
Reclassification adjustments of interest rate swap loss transferred to Interest and finance costs (Note 19)	—	—	1,055
Other comprehensive loss:	—	—	(378)

Comprehensive (loss)/income	$(314,521)	$1,850	$(12,101)

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2012, 2013 and 2014

(Expressed in thousands of U.S. dollars except for share and per share data)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Other Comprehensive loss	Accumulated deficit	Total Stockholders’ Equity

BALANCE, January 1, 2012	5,357,224	$54	$520,261	$—	$(86,102)	$434,213

Net loss for the year ended December 31, 2012	—	$—	$—	$—	$(314,521)	$(314,521)
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 14)	105,316	1	1,545	—	—	1,546
Dividends declared and paid ($0.675 per share)	—	—	—	—	(3,631)	(3,631)
Repurchase and cancellation of common shares (Note 10)	(61,730)	(1)	(860)	—	—	(861)
BALANCE, December 31, 2012	5,400,810	$54	$520,946	$—	$(404,254)	$116,746

Net income for the year ended December 31, 2013	—	$—	$—	$—	$1,850	$1,850
Issuance of common stock (Note 10)	23,388,861	234	145,788	—	—	146,022
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 14)	270,000	3	1,485	—	—	1,488
BALANCE, December 31, 2013	29,059,671	$291	$668,219	$—	$(402,404)	$266,106

Net loss for the year ended December 31, 2014	—	$—	$—	$—	$(11,723)	$(11,723)
Accumulated other comprehensive loss	—	—	—	(378)	—	(378)
Issuance of common stock - Acquisition of 33% of Interchart (Note 10)	22,598	—	328	—	—	328
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 14)	580,342	5	5,829	—	—	5,834
Issuance of common stock Merger & Pappas Transaction (Note 1)	51,988,494	520	615,752	—	—	616,272
Issuance of common stock Heron Transaction in escrow account (Note 1)	2,115,706	21	25,058	—	—	25,079
Issuance of common stock Excel Transactions (Note 1)	25,659,425	257	252,527	—	—	252,784
BALANCE, December 31, 2014	109,426,236	$1,094	$1,567,713	$(378)	$(414,127)	$1,154,302

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Statements of Cash Flows

For the years ended December 31, 2012, 2013 and 2014

(Expressed in thousands of U.S. dollars)

	2012	2013	2014
Cash Flows from Operating Activities:
Net (loss) / income	$(314,521)	$1,850	$(11,723)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	33,045	16,061	37,150
Amortization of fair value of above market acquired time charters (Note 7)	6,369	6,352	6,113
Amortization of deferred finance charges (Note 9)	502	522	681
Loss on debt extinguishment (Note 9)	—	—	652
Vessels’ impairment loss (Note 19)	303,219	—	—
Loss on sale of vessel (Note 5)	3,190	87	—
Stock-based compensation (Note 14)	1,546	1,488	5,834
Change in fair value of derivatives (Note 19)	(82)	(91)	1,717
Other non-cash charges	67	38	66
Bad debt expense	—	—	215
Gain from insurance claim	(812)	(1,030)	(237)
Gain from bargain purchase (Note 1)	—	—	(12,318)
Write-off of liability in other operational gain (non cash gain) (Note 11)	—	—	(1,361)
Equity in income of investee (Note 3)	—	—	(106)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Restricted cash for forward freight and bunker derivatives	153	—	—
Trade accounts receivable	(1,207)	2,766	(16,057)
Inventories	254	1,887	(5,409)
Prepaid expenses and other current assets	(8,581)	(131)	(2,328)
Due from related parties	(147)	(339)	287
Due from managers	(11)	—	—
Increase/(Decrease) in:
Accounts payable	(237)	(1,626)	1,995
Due to related parties	(174)	297	(449)
Accrued liabilities	(719)	350	6,713
Due to managers	(48)	—	—
Deferred revenue	(2,807)	(986)	1,384
Net cash provided by Operating Activities	18,999	27,495	12,819

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisition of vessels and other assets	(91)	(127,814)	(518,447)
Cash paid for above market acquired time charters (Note 7)	—	—	(4,856)
Cash proceeds from vessel sale (Note 5)	7,962	8,267	1,100
Long term investment (Note 3)	—	—	(200)
Cash received from Merger & Pappas Transaction (Note 1)	—	—	96,268
Hull and Machinery Insurance proceeds	6,983	4,265	550
Decrease in restricted cash	2,579	7,664	35
Increase in restricted cash	(195)	—	(11,525)
Net cash provided by / (used in) Investing Activities	17,238	(107,618)	(437,075)

Cash Flows from Financing Activities:
Proceeds from bank loans and 8.00% 2019 Notes	—	—	637,207
Loan prepayments and repayments	(42,026)	(33,780)	(173,986)
Financing fees paid	(91)	(271)	(6,513)
Proceeds from issuance of common stock	—	150,905	—
Offering expenses paid related to the issuance of common stock	—	(4,883)	—
Repurchase of common shares	(861)	—	—
Cash dividend	(3,631)	—	—
Net cash (used in) / provided by Financing Activities	(46,609)	111,971	456,708

Net (decrease) / increase in cash and cash equivalents	(10,372)	31,848	32,452
Cash and cash equivalents at beginning of year	32,072	21,700	53,548

Cash and cash equivalents at end of the year	$21,700	$53,548	$86,000
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest, net of amount capitalized	7,612	6,156	5,803

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2014
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying consolidated financial statements as of and for the years ended December 31, 2012, 2013 and 2014, include the accounts of Star Bulk Carriers Corp. (Star Bulk) and its wholly owned subsidiaries as set forth below (collectively, the “Company”).

Star Bulk was incorporated on December 13, 2006 under the laws of the Marshall Islands and maintains executive offices in Athens, Greece. The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of dry bulk carrier vessels. Since December 3, 2007, Star Bulk shares trade on the NASDAQ Global Select Market under the ticker symbol SBLK.

On October 15, 2012, the Company effected a 15-for-1 reverse stock split on its issued and outstanding common stock (Note 10). All share and per share amounts disclosed in the accompanying financial statements give effect to this reverse stock split retroactively, for all periods presented.

The July 2014 Transactions

On July 11, 2014, the Company, as part of its growth strategy, completed a transaction that resulted in the acquisition of Oceanbulk Shipping LLC (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC (“Oceanbulk Carriers”, and, together with Oceanbulk Shipping, “Oceanbulk”) from Oaktree Dry Bulk Holdings LLC (including affiliated funds, “Oaktree”) and Millennia Holdings LLC (“Millennia Holdings”, and together with Oaktree, the “Oceanbulk Sellers” or “Sellers”) through the merger of the Company’s wholly-owned subsidiaries, Star Synergy LLC and Star Omas LLC, into Oceanbulk’s holding companies (the “Merger”). At the time of the Merger, Oceanbulk owned and operated a fleet of 12 dry bulk carrier vessels and owned contracts for the construction of 25 newbuilding fuel-efficient Eco-type dry bulk vessels (two of which, Peloreus and Leviathan were delivered on July 22, 2014 and September 19, 2014, respectively) at shipyards in Japan and China. Millennia Holdings is an entity that is affiliated with the family of Mr. Petros Pappas, who became the Company’s Chief Executive Officer in connection with the Merger.

The agreement governing the Merger, the “Merger Agreement”, also provided for the acquisition (the “Heron Transaction”) by the Company of two Kamsarmax vessels (the “Heron Vessels”), from Heron Ventures Ltd. (“Heron”), a limited liability company incorporated in Malta. Oceanbulk Shipping at the time had an outstanding loan receivable of $23,680 from Heron that was convertible into 50% of the equity interests of Heron (the “Heron Convertible Loan”). The Heron Convertible Loan was converted into 50% of the equity of Heron on November 5, 2014. The Company issued 2,115,706 of its common shares into escrow as part of the consideration for the acquisition of the Heron Vessels. The common shares were released from escrow to the Sellers on January 30, 2015 (Note 20), following the transfer of the Heron Vessels to the Company on December 5, 2014 (Note 5). In addition to the issued shares, upon the delivery of the Heron vessels the Company paid $25,000 in cash, which was financed by the Heron Vessels Facility (described in Note 9p), which the Company had entered in November 2014.

In addition, concurrently with the Merger, the Company completed a transaction (the “Pappas Transaction”), in which it acquired all of the issued and outstanding shares of Dioriga Shipping Co. and Positive Shipping Company (collectively, the “Pappas Companies”), which were entities owned and controlled by affiliates of the family of Mr. Pappas. At the time of the Merger, the Pappas Companies owned and operated a dry bulk carrier vessel (Tsu Ebisu) and had a contract for the construction of a newbuilding dry bulk carrier vessel, HN 5016 (Indomitable), which was delivered on January 8, 2015 (Note 20). The Merger, the Heron Transaction and the Pappas Transaction are referred to, together, as the “July 2014 Transactions”.

A total of 54,104,200 of the Company’s common shares were issued to the various selling parties in the July 2014 Transactions, consisting of 48,395,766 common shares consideration for the Merger with Oceanbulk, 3,592,728 common shares consideration for the acquisition of Pappas Companies and 2,115,706 common shares partial consideration for the acquisition of the Heron Vessels.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

1.	Basis of Presentation and General Information – (continued):

The Merger and the Pappas Transaction have been reflected in the Company’s consolidated financial statements for the year ended December 31, 2014, as purchases of businesses pursuant to Financial Accounting Standards Board (FASB) Accounting Standards Codification (“ASC”) 805, “Business Combinations”, and the results of operations of Oceanbulk and the Pappas Companies have been included in the accompanying consolidated statement of operations for the year ended December 31, 2014 since July 11, 2014, the date the Merger and the Pappas Transaction were completed. The following table summarizes the estimated fair values of the significant assets acquired and liabilities assumed by the Company on the date of the acquisition with respect to the Merger and the Pappas Transaction:

July 11, 2014
Assets
Cash and cash equivalents	$89,887
Restricted cash	6,381
Other current assets	13,906
Advances for vessel acquisition and vessels under construction	316,786
Vessels	426,000
Fair value of above market acquired charters	1,967
Total Assets acquired	$854,927

Liabilities
Current liabilities, excluding current portion of long term bank debt and derivative financial liabilities	12,372
Long-term debt, including current portion	208,237
Derivative financial liabilities	5,728
Total Liabilities assumed	$226,337

Net assets acquired	$628,590

Consideration paid in common shares for Oceanbulk and Pappas Companies (51,988,494 shares issued)	616,272
Gain from Bargain Purchase	$12,318

The purchase price allocation was prepared by the Company, assisted by a third party expert, based on management estimates and assumptions, making use of available market data and taking into consideration third party valuations. Major adjustments to record the acquired assets and assumed liabilities at fair value include:

(a) a $158,523 fair value adjustment recognized for vessels under construction, as supported by vessel valuations of independent shipbrokers on a fully delivered and charter free basis, through Level 2 of the fair value hierarchy based on observable inputs, prevailing in the sale and purchase market of similar vessels on June 23, 2014, which, according to the third party appraiser and management estimates and based on the then current market trends were not materially different from the values on July 11, 2014;

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
1.	Basis of Presentation and General Information – (continued):

(b) a $79,465 fair value adjustment recognized for vessels in operation, as supported by vessel valuations of independent shipbrokers on a charter free basis, through Level 2 of the fair value hierarchy based on observable inputs, prevailing in the sale and purchase market of similar vessels on June 23, 2014, which, according to the third party appraiser and management estimates and based on the then current market trends were not materially different from the values on July 11, 2014;

(c) a write-off of the Heron Convertible Loan of $23,680, as further discussed below, on the basis that no economic benefit is expected to be provided to the Company from Heron’s liquidation process (other than the distribution of the Heron Vessels in exchange for separate consideration of 2,115,706 common shares and $25,000 in cash) with any distributable cash from the liquidation of Heron to be transferred to the former owners of Oceanbulk Shipping as further discussed in Note 17.2;

(d) a write-off of $3,003 deferred finance costs with respect to financing arrangements that, according to the third party appraiser and management estimates, are not expected to provide any ongoing benefit to the business;

(e) a $1,967 intangible asset recognized with respect to a fair value adjustment for two favorable charters under which Oceanbulk is the lessor, through Level 2 of the fair value hierarchy based on observable inputs, by comparing the discounted cash flows under the existing charters with those that could be obtained in the then current market by vessels of similar size and age for the remaining charter period. The respective intangible asset will be amortized on a straight-line basis over the remaining period of the time charters which are scheduled to end during the first and second quarter of 2016 (please refer to Note 7).

The fair value of the share consideration issued in the July 2014 Transactions was based on the average closing market price of $11.854 per share of the Company’s common shares, as determined over a period of two trading days before and two trading days after, and inclusive, of July 11, 2014.

The resulting gain from bargain purchase from the acquisition of Oceanbulk and the Pappas Companies of $12,318 is separately presented in the accompanying consolidated statement of operations for the year ended December 31, 2014. The gain from bargain purchase is primarily attributable to the estimates of the fair value of the assets acquired and liabilities assumed and the subsequent stability or slightly declining market value of dry bulk carrier vessels since the signing of the agreements relating to the July 2014 Transactions, combined with the simultaneous decline in stock prices for most U.S. listed shipping companies, including Star Bulk, which have decreased by a greater amount than their net assets values.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
1.	Basis of Presentation and General Information – (continued):

The following unaudited financial information reflects the results of operations of Oceanbulk and Pappas Companies since the acquisition date included in the Company’s consolidated statement of operations for the year ended December 31, 2014:

	Oceanbulk	Pappas Companies
Voyage revenues	$39,585	$2,249
Operating income/(loss)	$(645)	$111
Net loss	$(4,822)	$(213)

The following unaudited pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2013 and 2014, as if the Merger and the Pappas Transaction had been consummated on January 1, 2013 and after giving effect to purchase accounting adjustments, including the nonrecurring pro forma reversal of: (i) the gain from bargain purchase of $12,318 in 2014; (ii) all acquisition-related transaction costs of $12,757 in 2014; and (iii) the interest expense of $1,412 in 2013 and $1,816 in 2014, with respect to the convertible loan owed by Oceanbulk to its members, which was converted into equity because of the Merger, as if the conversion had taken place on January 1, 2013. These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been, had the Merger and the Pappas Transaction actually taken place on January 1, 2013. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations:

	2,013	2,014
Pro forma revenues	$82,090	$177,654
Pro forma operating income / (loss)	$(1,172)	$(10,296)
Pro forma net loss	$(10,604)	$(24,075)
Pro forma loss per share, basic and diluted	$(0.15)	$(0.27)

The Heron Transaction has been reflected in the Company’s consolidated financial statements for the year ended December 31, 2014, as a purchase of assets with the acquisition cost of the two Heron Vessels delivered on December 5, 2014, consisting of the value of the 2,115,706 common shares issued on July 11, 2014, of $25,080, and $25,000 in cash, financed by the Heron Vessels Facility (Note 17.2) being recorded within “Vessels and other fixed assets, net” in the accompanying consolidated balance sheets (Note 5). As discussed above, as part of the purchase price allocation as of July 11, 2014, the Company assigned zero value to the Heron Convertible Loan, as no economic benefit is expected to be provided to the Company from Heron’s liquidation process (other than the distribution of the Heron Vessels, in exchange of the 2,115,706 common shares and $25,000 in cash payment, discussed above), since any distributable cash from the liquidation of Heron will be transferred to the former owners of Oceanbulk Shipping and not to the Company as further discussed in Note 17.2 below.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
1.	Basis of Presentation and General Information – (continued):

On September 5, 2014, Oceanbulk Shipping, which became, following the Merger a wholly owned subsidiary of Star Bulk, entered into a term sheet with ABY Group Holdings Limited (“ABY Group”) and Heron. The term sheet provided for the conversion of the Heron Convertible Loan. Among other things, the term sheet contained customary governance provisions and provisions relating to the liquidation of Heron following the conversion of the Heron Convertible Loan. Under the term sheet, Oceanbulk Shipping would receive as a distribution the vessels ABYO Gwyneth (renamed Star Gwyneth) and ABYO Angelina (renamed Star Angelina) (two Kamsarmax vessels of 82,790 dwt and 82,981 dwt, respectively), and ABY Group would receive, as a distribution, the ABYO Audrey (a Capesize vessel of 175,125 dwt) and the ABYO Oprah (a Kamsarmax vessel of 82,551 dwt). On November 5, 2014, the conversion of the Heron Convertible Loan into 50% of the equity interests of Heron was completed. However, such conversion did not affect the Company’s financial statements since, as further discussed above and in Note 17.2, pursuant to the provisions of the Merger Agreement, the former owners of Oceanbulk will effectively remain the ultimate beneficial owners of Heron until Heron is dissolved and any distributable cash from the liquidation of Heron will be transferred to the former owners of Oceanbulk Shipping and not to the Company.

The Company incurred transaction costs and a stock based compensation expense relating to the July 2014 Transactions of $9,364 and $1,808, respectively, which are included in “General and administrative expenses” in the accompanying consolidated statement of operations for the year ended December 31, 2014.

The Excel Transactions

On August 19, 2014, the Company entered into definitive agreements with Excel Maritime Carriers Ltd. (“Excel”) pursuant to which (the “Excel Transactions”) the Company will acquire 34 operating dry bulk vessels, consisting of six Capesize vessels, 14 sistership Kamsarmax vessels, 12 Panamax vessels and two Handymax vessels (the “Excel Vessels”) for an aggregate consideration of 29,917,312 of its common shares (the “Excel Vessel Share Consideration”) and $288,391 in cash (Note 3).

The Excel Vessels are being transferred to the Company in a series of closings, on a vessel-by-vessel basis, in general upon reaching port after their current voyages and cargoes are discharged. As of December 31, 2014, 28 of the 34 Excel Vessels had been transferred to the Company, for aggregate consideration of 25,659,425 common shares and $248,751 of cash. With the exception of the Ore Hansa (tbr Star Jennifer), which the Company expects to receive in mid-April 2015, the Company completed the remaining Excel Vessels deliveries within the first quarter of 2015 (Note 20).

In the case of three Excel Vessels (Christine (tbr Star Martha), Sandra (tbr Star Pauline) and Lowlands Beilun (tbr Star Despoina)), which were transferred subject to existing charters, the Company acquired the outstanding equity interests of the vessel-owning subsidiaries that own those Excel Vessels (although all other assets and liabilities of such vessel-owning subsidiaries remained with Excel). The delivery of each Excel Vessel has been reflected in the Company’s financial statements for the year ended December 31, 2014 as a purchase of assets.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
1.	Basis of Presentation and General Information – (continued):

At the transfer of each Excel Vessel, the Company paid the cash and share consideration for such Excel Vessel to Excel. The Company used cash on hand, together with borrowings under (i) a $231,000 secured bridge loan facility (the “Excel Vessel Bridge Facility”) provided to the Company by Excel’s majority equityholders, which are entities affiliated with Oaktree and entities affiliated with Angelo, Gordon & Co. (“Angelo, Gordon”), and (ii) other bank borrowings, to fund part of the cash consideration for the acquisition of the Excel Vessels (Notes 3 and 9). Excel used the cash consideration to cause an amount of outstanding indebtedness under its senior secured credit agreement to be repaid, such that all liens and obligations with respect to each transferred Excel Vessel were released upon its transfer to the Company.

Below is the list of the Company’s wholly owned subsidiaries as of December 31, 2014:

Subsidiaries owning vessels in operation at December 31, 2014

	Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
1	Cape Ocean Maritime LLC	Leviathan (1)	182,511	September 19, 2014	2014
2	Cape Horizon Shipping LLC	Peloreus (1)	182,496	July 22, 2014	2014
3	OOCAPE1 Holdings LLC	Obelix (1)	181,433	July 11, 2014	2011
4	Sandra Shipco LLC	Sandra (tbr Star Pauline) (2)	180,274	December 29, 2014	2008
5	Christine Shipco LLC	Christine (tbr Star Martha) (2)	180,274	October 31, 2014	2010
6	Pacific Cape Shipping LLC	Pantagruel (1)	180,181	July 11, 2014	2004
7	Star Borealis LLC	Star Borealis	179,678	September 9, 2011	2011
8	Star Polaris LLC	Star Polaris	179,600	November 14, 2011	2011
9	Star Trident V LLC	Star Angie (2)	177,931	October 29, 2014	2007
10	Sky Cape Shipping LLC	Big Fish (1)	177,643	July 11, 2014	2004
11	Global Cape Shipping LLC	Kymopolia (1)	176,990	July 11, 2014	2006
12	Sea Cape Shipping LLC	Big Bang (1)	174,109	July 11, 2014	2007
13	Star Aurora LLC	Star Aurora	171,199	September 8, 2010	2000
14	Star Mega LLC	Star Mega	170,631	August 16, 2011	1994
15	Lowlands Beilun Shipco LLC	Lowlands Beilun (tbr Star Despoina) (2)	170,162	December 29, 2014	1999
16	Star Big LLC	Star Big	168,404	July 25, 2011	1996
17	Star Trident VII LLC	Star Eleonora (2)	164,218	December 3, 2014	2001
18	Nautical Shipping LLC	Amami (1)	98,681	July 11, 2014	2011
19	Majestic Shipping LLC	Madredeus (1)	98,681	July 11, 2014	2011
20	Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011
21	Star Vega LLC	Star Vega	98,681	February 13, 2014	2011
22	Star Alta II LLC	Star Angelina (3)	82,981	December 5, 2014	2006
23	Star Alta I LLC	Star Gwyneth (3)	82,790	December 5, 2014	2006
24	Star Trident I LLC	Star Kamila (2)	82,769	September 3, 2014	2005
25	Grain Shipping LLC	Pendulum (1)	82,619	July 11, 2014	2006
26	Star Trident XIX LLC	Star Maria (2)	82,598	November 5, 2014	2007
27	Star Trident XII LLC	Star Markella (2)	82,594	September 29, 2014	2007
28	Star Trident IX LLC	Star Danai (2)	82,574	October 21, 2014	2006
29	Star Trident XI LLC	Star Georgia (2)	82,298	October 14, 2014	2006
30	Star Trident VIII LLC	Star Sophia (2)	82,269	October 31, 2014	2007
31	Star Trident XVI LLC	Star Mariella (2)	82,266	September 19, 2014	2006
32	Star Trident XIV LLC	Star Moira (2)	82,257	November 19, 2014	2006
33	Star Trident X LLC	Star Renee (2)	82,221	December 18, 2014	2006
34	Star Trident II LLC	Star Nasia (2)	82,220	August 29, 2014	2006
35	Star Trident XIII LLC	Star Laura (2)	82,209	December 8, 2014	2006
36	Star Trident XVII LLC	Star Helena (2)	82,187	December 29, 2014	2006
37	Mineral Shipping LLC	Mercurial Virgo (1)	81,545	July 11, 2014	2013
38	KMSRX Holdings LLC	Magnum Opus (1)	81,022	July 11, 2014	2014
39	Dioriga Shipping Co.	Tsu Ebisu (1)	81,001	July 11, 2014	2014
40	Star Trident III LLC	Star Iris (2)	76,466	September 8, 2014	2004
41	Star Trident IV LLC	Star Aline (2)	76,429	September 4, 2014	2004
42	Star Trident XX LLC	Star Emily (2)	76,417	September 16, 2014	2004
43	Star Trident XXI LLC	Star Christianna (2)	74,577	October 6, 2014	1998
44	Star Trident XXII LLC	Star Natalie (2)	73,798	August 29, 2014	1998
45	Star Trident XXV LLC	Star Vanessa (2)	72,493	November 7, 2014	1999
46	Star Trident XXVII LLC	Star Monika (2)	71,504	October 10, 2014	1993
47	Star Trident XXVIII LLC	Star Julia (2)	70,083	December 22, 2014	1994
48	Star Trident XXIX LLC	Star Tatianna (2)	69,634	August 28, 2014	1993
49	Star Challenger I LLC	Star Challenger	61,462	December 12, 2013	2012
50	Star Challenger II LLC	Star Fighter	61,455	December 30, 2013	2013
51	Premier Voyage LLC	Maiden Voyage (1)	58,722	July 11, 2014	2012
52	Glory Supra Shipping LLC	Strange Attractor (1)	55,742	July 11, 2014	2006
53	Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
54	Star Gamma LLC	Star Gamma (ex C Duckling)	53,098	January 4, 2008	2002
55	Star Zeta LLC	Star Zeta (ex I Duckling)	52,994	January 2, 2008	2003
56	Star Delta LLC	Star Delta (ex F Duckling)	52,434	January 2, 2008	2000
57	Star Theta LLC	Star Theta (ex J Duckling)	52,425	December 6, 2007	2003
58	Star Epsilon LLC	Star Epsilon (ex G Duckling)	52,402	December 3, 2007	2001
59	Star Cosmo LLC	Star Cosmo	52,246	July 1, 2008	2005
60	Star Kappa LLC	Star Kappa (ex E Duckling)	52,055	December 14, 2007	2001
61	Star Trident XXX LLC	Star Michele (2)	45,588	October 14, 2014	1998
62	Star Trident XXXI LLC	Star Kim (2) (4)	38,858	December 5, 2014	1994

(1)	Vessels acquired pursuant to the Merger and the Pappas Transaction

(2)	Vessels acquired pursuant to the Excel Transactions

(3)	Vessels acquired from Heron

(4)	This vessel was sold on December 17, 2014 and was delivered to her new owners on January 21, 2015.
F-14

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
1.	Basis of Presentation and General Information – (continued):

Subsidiaries owning newbuildings at December 31, 2014

	Wholly Owned Subsidiaries	Newbuildings Name	Type	DWT	Expected Delivery Date
1	Positive Shipping Company	HN 5016 (tbn Indomitable) (Note 20)	Capesize	182,160	January 2015
2	Aurelia Shipping LLC	HN NE 164 (tbn Honey Badger) (Note 20)	Ultramax	61,000	February 2015
3	Rainbow Maritime LLC	HN NE 165 (tbn Wolverine) (Note 20)	Ultramax	61,000	February 2015
4	Spring Shipping LLC	HN 1061 (tbn Roberta) (5) (Note 20)	Ultramax	64,000	March 2015
5	Orion Maritime LLC	HN 1063 (tbn Idee Fixe) (5) (Note 20)	Ultramax	64,000	March 2015
6	Pearl Shiptrade LLC	HN NE 166 (tbn Gargantua) (Note 20)	Newcastlemax	209,000	April 2015
7	Success Maritime LLC	HN 1062 (tbn Laura) (5)	Ultramax	64,000	April 2015
8	L.A. Cape Shipping LLC	HN 5017 (tbn Deep Blue)	Capesize	182,000	April 2015
9	Olympia Shiptrade LLC	HN 1312 (tbn Bruno Marks)	Capesize	180,000	May 2015
10	Ultra Shipping LLC	HN 1064 (tbn Kaley) (5)	Ultramax	64,000	May 2015
11	Star Asia I LLC	HN 5040 (tbn Star Aquarius)	Ultramax	60,000	May 2015
12	Sea Diamond Shipping LLC	HN NE 167 (tbn Goliath)	Newcastlemax	209,000	June 2015
13	Coral Cape Shipping LLC	HN NE 184 (tbn Maharaj)	Newcastlemax	209,000	July 2015
14	Victory Shipping LLC	HN 1313 (tbn Jenmark)	Capesize	180,000	July 2015
15	Blooming Navigation LLC	HN 1080 (tbn Kennadi)	Ultramax	64,000	July 2015
16	Star Asia II LLC	HN 5043 (tbn Star Pisces)	Ultramax	60,000	July 2015
17	Star Seeker LLC	HN 1372 (tbn Star Libra) (5)	Newcastlemax	208,000	August 2015
18	Jasmine Shipping LLC	HN 1081 (tbn Mackenzie)	Ultramax	64,000	August 2015
19	Cape Confidence Shipping LLC	HN 5055 (tbn Behemoth)	Capesize	182,000	September 2015
20	Star Cape I LLC	HN 1338 (tbn Star Aries)	Capesize	180,000	September 2015
21	Star Axe I LLC	HN NE 196 (tbn Star Antares)	Ultramax	61,000	September 2015
22	Oday Marine LLC	HN 1082 (tbn Night Owl)	Ultramax	64,000	October 2015
23	Clearwater Shipping LLC	HN 1359 (tbn Star Marisa) (5)	Newcastlemax	208,000	November 2015
24	Cape Runner Shipping LLC	HN 5056 (tbn Megalodon)	Capesize	182,000	November 2015
25	Searay Maritime LLC	HN 1083 (tbn Early Bird)	Ultramax	64,000	November 2015
26	Star Axe II LLC	HN NE 197 (tbn Star Lutas)	Ultramax	61,000	November 2015
27	Star Castle I LLC	HN 1342 (tbn Star Gemini)	Newcastlemax	208,000	January 2016
28	Star Cape II LLC	HN 1339 (tbn Star Taurus)	Capesize	180,000	January 2016
29	Domus Shipping LLC	HN 1360 (tbn Star Ariadne) (5)	Newcastlemax	208,000	February 2016
30	Star Breezer LLC	HN 1371 (tbn Star Virgo) (5)	Newcastlemax	208,000	February 2016
31	Star Ennea LLC	HN NE 198 (tbn Star Poseidon)	Newcastlemax	209,000	March 2016
32	Star Castle II LLC	HN 1343 (tbn Star Leo)	Newcastlemax	208,000	March 2016
33	Festive Shipping LLC	HN 1361 (tbn Star Magnanimus) (5)	Newcastlemax	208,000	May 2016
34	Gravity Shipping LLC	HN 1362 (tbn Star Manticore) (5)	Newcastlemax	208,000	June 2016
35	White Sand Shipping LLC	HN 1363 (tbn Star Chaucer) (5)	Newcastlemax	208,000	September 2016

(5)	Subject to a bareboat capital lease (Note 6)

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
1.	Basis of Presentation and General Information – (continued):

Non-vessel owning subsidiaries at December 31, 2014

Wholly Owned Subsidiaries
Star Bulk Management Inc.
Starbulk S.A.
Star Bulk Manning LLC
Star Omas LLC (6)
Star Synergy LLC (6)
Oceanbulk Shipping LLC
Oceanbulk Carriers LLC
International Holdings LLC
Unity Holding LLC
Star Bulk (USA) LLC
Star Trident XXIII LLC (7)
Star Trident XXVI LLC (7)
Star Trident VI LLC (7)
Star Trident XVIII LLC (7)
Star Trident XV LLC (7)
Star Trident XXIV LLC (7)
Lamda LLC (8)
Star Alpha LLC (8)
Star Beta LLC (8)
Star Ypsilon LLC (8)

(6)	Entities established to merge with the holding companies of Oceanbulk (please refer to Note 1)

(7)	Entities established to acquire Excel Vessels which as of December 31, 2014, had not been delivered to the Company

(8)	Owning companies of vessels which have been sold and currently have no operations

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
1.	Basis of Presentation and General Information – (continued):

Below is the list of the vessels which were under commercial and technical management by Star Bulk’s wholly owned subsidiary, Starbulk S.A., during the year ended December 31, 2014. For each vessel, Starbulk S.A. received a fixed management fee of $0.75 per day.

Vessel Owning Company	Vessel Name	DWT	Effective Date of Management Agreement	Year Built
Global Cape Shipping LLC (9)	Kymopolia	176,990	January 30, 2014	2006
OOCAPE1 Holdings LLC (9)	Obelix	181,433	October 19, 2012	2011
Pacific Cape Shipping LLC (9)	Pantagruel	180,181	October 24, 2013	2004
Sea Cape Shipping LLC (9)	Big Bang	174,109	August 30, 2013	2007
Sky Cape Shipping LLC (9)	Big Fish	177,662	October 18, 2013	2004
Majestic Shipping LLC (9)	Madredeus	98,681	February 4, 2014	2011
Nautical Shipping LLC (9)	Amami	98,681	February 4, 2014	2011
Grain Shipping LLC (9)	Pendulum	82,619	February 17, 2014	2006
Mineral Shipping LLC (9)	Mercurial Virgo	81,545	February 17, 2014	2011
Adore Shipping Corp.	Renascentia(10)	74,732	June 20, 2013	1999
Hamon Shipping Inc	Marto (11)	74,470	August 2, 2013	2001
Glory Supra Shipping LLC (9)	Strange Attractor	55,742	September 24, 2013	2006
Premier Voyage LLC (9)	Maiden Voyage	58,722	September 28, 2012	2012
Serenity Maritime Inc.	Serenity I	53,688	June 11, 2011	2006

(9)	These companies were subsidiaries of Oceanbulk and related parties to the Company (please refer to Note 3), which became wholly owned subsidiaries following the completion of the Merger on July 11, 2014, when the respective management agreements were terminated.

(10)	On June 20, 2014, this vessel was sold and the management agreement between Starbulk S.A. and the previous owners was terminated. The Company received management fees for a period of two months following the termination date, in accordance with the terms of the management agreement.

(11)	On July 3, 2014, the Company received a notice of termination of the management agreement for this vessel. The management agreement was terminated upon the vessel’s delivery to its new managers, on August 20, 2014. The Company received management fees for a period of three months following the termination date, in accordance with the terms of the management agreement.

Charterers who individually accounted for more than 10% of the Company’s voyage revenues during the years ended December 31, 2012, 2013 and 2014 are as follows:

Charterer	2012	2013	2014
A	14%	13%	12%
B	15%	3%	3%
C	28%	34%	12%
D	10%	6%	1%

The outstanding accounts receivable balance as at December 31, 2014 of these charterers was $248.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

2.	Significant Accounting policies:

a)	Principles of consolidation: The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), which include the accounts of Star Bulk and its wholly owned subsidiaries referred to in Note 1 above. All intercompany balances and transactions have been eliminated in the consolidation.
Star Bulk as the holding company determines whether it has controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity. Under ASC 810 “Consolidation”, a voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and make financial and operating decisions. Star Bulk consolidates voting interest entities in which it owns all, or at least a majority (generally, greater than 50%), of the voting interest.
A variable interest entity (“VIE”) is an entity as defined under ASC 810-10, which in general either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2012, 2013 and 2014, no such interest existed.

b)

Equity method investments: Investments in the equity of entities over which the Company exercises significant influence, but does not exercise control are accounted for by the equity method of accounting. Under this method, the Company records such an investment at cost and adjusts the carrying amount for its share of the earnings or losses of the entity subsequent to the date of investment and reports the recognized earnings or losses in income. The Company also evaluates whether a loss in value of an investment that is other than a temporary decline should be recognized. Evidence of a loss in value might include absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. Dividends received reduce the carrying amount of the investment. When the Company’s share of losses in an entity accounted for by the equity method equals or exceeds its interest in the entity, the Company does not recognize further losses, unless the Company has made advances, incurred obligations and made payments on behalf of the entity.

c)	Use of estimates: The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the accompanying consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions or conditions.

d)	Comprehensive income/ (loss): The statement of comprehensive income / (loss) presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. Reclassification adjustments are presented out of accumulated other comprehensive income / (loss) on the face of the statement in which the components of other comprehensive income / (loss) are presented or in the notes to the financial statements. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income / (loss), items of other comprehensive income / (loss) (“OCI”) and total comprehensive income / (loss) in two separate and consecutive statements.

e)	Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and restricted cash, trade accounts receivable and derivative contracts (including freight derivatives, bunker derivatives and interest rate swaps). The Company’s policy is to place cash and cash equivalents, and restricted cash with financial institutions evaluated as being creditworthy and are exposed to minimal interest rate and credit risk. The Company may be exposed to credit risk in the event of non-performance by counter parties to derivative instruments. To decrease this risk, the Company limits its exposure in over-the-counter transactions by diversifying among counter parties with high credit ratings, and selects freight derivatives, if any, that clear through the London Clearing House. The Company performs periodic evaluations of the relative credit standing of those financial institutions In addition the Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

2.	Significant Accounting policies – (continued):

f)	Foreign currency transactions: The functional currency of the Company is the U.S. Dollar since its vessels operate in the international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the period are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the consolidated balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are converted into U.S. Dollars at the period-end exchange rates. Resulting gains or losses are included in “Interest and other income” in the accompanying consolidated statements of operations.

g)	Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

h)	Restricted cash: Restricted cash represents minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Company’s borrowing arrangements, which are legally restricted as to withdrawal or use. In the event that the obligation to maintain such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets. Otherwise, they are classified as non-current assets.

i)	Trade accounts receivable, net: The amount shown as trade accounts receivable, at each balance sheet date, includes estimated amounts recovered from each voyage or time charter net of any provision for doubtful debts. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables. As of December 31, 2013 and 2014, provision for doubtful receivables was nil.

j)	Inventories: Inventories consist of consumable lubricants and bunkers, which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

k)	Vessels, net: Vessels are stated at cost, which consists of the purchase price and any material expenses incurred upon acquisition, such as initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage. Any subsequent expenditure, when it does not extend the useful life of the vessel, increase the earning capacity or improve the efficiency or safety of the vessel, is expensed as incurred.

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

l)	Advances for vessels under construction: Advances made to shipyards during construction periods are classified as “Advances for vessels under construction and acquisition of vessels” until the date of delivery and acceptance of the vessel, at which date they are reclassified to “Vessels and other fixed assets, net”. Advances for vessels under construction also include supervision costs, amounts paid under engineering contracts, capitalized interest and other expenses directly related to the construction of the vessel. Financing costs incurred during the construction period of the vessels are also capitalized and included in the vessels’ cost.
F-19

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
2.	Significant Accounting policies – (continued):

m)	Fair value of above/below market acquired time charter: The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The value of above or below market acquired time charters is determined by comparing the existing charter rates in the acquired time charter agreements with the market rates for equivalent time charter agreements prevailing at the time the foregoing vessels are delivered. Such intangible asset or liability is recognized ratably as an adjustment to revenues over the remaining term of the assumed time charter.

n)

Impairment of long-lived assets: The Company follows guidance related to Impairment or Disposal of long-lived assets which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value. In this respect, management regularly reviews the carrying amount of the vessels on a vessel-by-vessel basis, when events and circumstances indicate that the carrying amount of the vessels might not be recoverable (such as vessel sales and purchases, business plans, obsolescence or damage to the asset and overall market conditions). When impairment indicators are present, the Company compares undiscounted cash flows to the carrying values of the Company’s vessels to determine if the assets were impaired. In developing its estimates of future undiscounted cash flows, the Company makes assumptions and estimates about vessels’ future performance, with the significant assumptions being related to charter rates, ship operating expenses, vessels’ residual value, fleet utilization and the estimated remaining useful lives of the vessels, assumed to be 25 years from the delivery of the vessel from the shipyard. These assumptions are based on current market conditions and historical trends as well as future expectations. The projected net operating cash flows are being determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days over the estimated remaining economic life of each vessel, net of brokerage and address commission, expected outflows for scheduled vessel maintenance (dry-docking and special surveys) and vessel’s operating expenses assuming an average annual inflation rate of 3% and fleet utilization of 98%. The salvage value used in the impairment test is estimated to be $200 per light weight ton (LWT), in accordance with the Company’s vessel depreciation policy. Estimates of revenue are based on the current Forward Freight Agreements, or “FFAs”, rates for as long as they are available and historical average rates of similar size vessels for the period thereafter. If the Company’s estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value with a charge recording in earnings.

As of December 31, 2013, the Company performed impairment review only for the two vessels Star Aurora and Star Polaris, whose carrying values were below their market values because: (i) during the year 2013, the BDI recovered to an annual average of 1,206, as compared to 920 in 2012; (ii) after the recognized impairment loss of $303.2 million in 2012 as described above, the carrying values of all the Company’s vessels had been adjusted in line with their market values; and (iii) events and circumstances indicated that, since Company’s latest performed impairment test of September 30, 2012, no adverse factors had occurred or were evidenced that could indicate that the carrying values of Company’s vessels may not be recoverable. For the impairment review of the Star Aurora and Star Polaris the Company used the same framework for estimating projected undiscounted cash flow as described above. As a result of the improved market conditions, this analysis indicated that the carrying amount of the respective vessels was recoverable, and no asset impairment was necessary for the year ended December 31, 2013.

Due to continued global economic downturn and the prevailing conditions in the shipping industry, as of December 31, 2014, the Company performed an impairment analysis for 51 out of the Company’s 62 vessels, whose carrying values were above their respective market values. Based on the analysis conducted under the same framework for estimating projected undiscounted cash flow as described above, the future undiscounted projected cash flows expected to be earned by each of these vessels over its operating life were in excess compared to each vessel’s carrying value. No asset impairment was, therefore, necessary for the year ended December 31, 2014.

Although the Company believes that the assumptions used to evaluate potential impairment loss are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective. In this respect the Company’s analysis for the year ended December 31, 2014 also involved sensitivity tests to the model inputs that it considered as more important and likely to change. In particular, the Company modified the utilization ratio, reducing it from approximately 98% to approximately 92% under a worst case scenario, in order to illustrate the increased idle time of vessels under a weak market environment. The Company did not sensitize its model with regards to freight rate assumption for the unfixed vessels, as it considers the FFA rates as of December 31, 2014 to approximate historical low levels, hence fully reflect the conceivable downside scenario. It also deflated the budgeted operating expenses for the year 2015 so as to simulate the expected management’s reaction under a low revenue environment.

o)	Vessels held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur. The Company classifies a vessel as being held for sale when all of the following criteria, enumerated under ASC 360 “Property, Plant, and Equipment”, are met: (i) management has committed to a plan to sell the vessel; (ii) the vessel is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; (iv) the sale of the vessel is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the vessel is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. The resulting difference, if any, is recorded under “Vessel impairment loss” in the accompanying consolidated statement of operations. The vessels are not depreciated once they meet the criteria to be classified as held for sale. At December 31, 2013 and 2014, there were no vessels held for sale.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

2.	Significant Accounting policies – (continued):

p)	Financing costs: Fees paid to lenders or required to be paid to third parties on the lenders’ behalf for obtaining new loans, senior notes or for refinancing existing loans, are recorded as deferred charges. Deferred charges are expensed as interest and finance costs using the effective interest rate method over the duration of the relevant loan facility. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period in which the repayment or refinancing is made, subject to the guidance regarding Debt Extinguishment. Any unamortized balance of costs related to credit facilities repaid is expensed in the period. Any unamortized balance of costs relating to credit facilities refinanced is deferred and amortized over the term of the relevant credit facility in the period in which the refinancing occurs.

q)	Pension indemnities: Administrative employees are covered by state-sponsored pension funds of Greece. Both employees and the Company are required to contribute a portion of the employees’ gross salary to the fund. The related expense is recorded under “General and administrative expenses” in the accompanying consolidated statements of operations and the corresponding liability at each period end is reflected within “Accounts payable” in the accompanying consolidated balance sheets. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits without recourse to the Company.

r)	Stock incentive plan awards: Stock based compensation represents the cost of vested and non-vested shares granted to employees and to directors, for their services, and is included in “General and administrative expenses” in the consolidated statements of operations. These shares are measured at their fair value equal to the market value of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date. Guidance related to stock compensation describes two generally accepted methods of recognizing expense for non-vested share awards with a graded vesting schedule for financial reporting purposes: 1) the ’‘accelerated method’’, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award and 2) the ’’straight-line method’’ which treats such awards as a single award and results in recognition of the cost ratably over the entire vesting period. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized using the accelerated method.

s)	Dry docking and special survey expenses: Dry docking and special survey expenses are expensed when incurred.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

2.	Significant Accounting policies – (continued):

t)

Accounting for revenue and related expenses: The Company generates its revenues from charterers for the charterhire of its vessels under time charter agreements, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate, or voyage charter agreements, where a contract is made in the spot market for the use of a vessel for a specific voyage at a specified charter rate.

Under time charter agreements, voyage costs, such as fuel and port charges are borne and paid by the charterer. Company’s time charter agreements are classified as operating leases. Revenues under operating lease arrangements are recognized when a charter agreement exists, the charter rate is fixed and determinable, the vessel is made available to the lessee and collection of the related revenue is reasonably assured. Revenues are recognized ratably on a straight line basis over the period of the respective charter agreement in accordance with guidance related to leases.

Revenue from voyage charter agreements is recognized on a pro-rata basis over the duration of the voyage. Under voyage charter agreements, all voyage costs are borne and paid by the Company. Demurrage income, which is included in voyage revenues, represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements and is recognized when an arrangement exists, services have been performed, the amount is fixed or determinable and collection is reasonably assured. Deferred revenue includes cash received prior to the balance sheet date and is related to revenue to be earned after such date. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the remaining (if any) as long term liability.

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees and other miscellaneous expenses. Payments in advance for services are recorded as prepaid expenses.

Voyage expenses consist of bunker consumption, port expenses and agency fees related to the voyage. In addition, voyage expenses include expenses related to the charter-in of vessels owned by third parties, whenever this is applicable. Such expenses are recognized on a pro-rata basis over the duration of the voyage.

Brokerage commissions are paid by the Company. Brokerage commissions are recognized over the related charter period and included in voyage expenses. Voyage expenses and vessel operating expenses are recognized as incurred.

u)

Fair value measurements: The Company follows the provisions of ASC 820 “Fair Value Measurements and Disclosures” that defines and provides guidance as to the measurement of fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy (Note 19).

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
2.	Significant Accounting policies – (continued):

v)

Earnings/ (loss) per share: Earnings or loss per share are computed in accordance with guidance related to Earnings per Share. Basic earnings or loss per share are calculated by dividing net income or loss available to common shareholders by the basic weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution assuming that common shares were issued for the exercise of outstanding in-the-money warrants and non-vested shares and the hypothetical proceeds, including proceeds from warrant exercise and average unrecognized stock-based compensation cost thereof, were used to purchase common shares at the average market price during the period such warrants and non-vested shares were outstanding (Note 13).

w)

Segment reporting: The Company has determined that it operates under one reportable segment relating to its operations of dry bulk vessels. The Company reports financial information and evaluates its operations and operating results by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. As a result, management, including the Chief Operating Officer, who is the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus, the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide, subject to restrictions as per the charter agreement, and, as a result, the disclosure of geographic information is impracticable.

x)

Accounting for leases: Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term. Leases that meet the criteria for capital lease classification under ASC 840 “Leases” are classified as capital leases. As of December 31, 2014 the Company was the lessee under certain capital lease arrangements as further disclosed in Note 6. As of December 31, 2014, the Company held no operating lease arrangements acting as lessee other than its office leases.

y)	Derivatives: The Company enters into derivative financial instruments to manage risk related to fluctuations of interest rates. In case the instruments are eligible for hedge accounting, at the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed at each reporting date to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated. All derivatives are recorded on the balance sheet as assets or liabilities and are measured at fair value. For derivatives designated as cash flow hedges, the effective portion of the changes in their fair value is recorded in Accumulated other comprehensive income / (loss) and is subsequently recognized in earnings, under “Interest and finance costs” when the hedged items impact earnings, while the ineffective portion, if any, is recognized immediately in current period earnings under “Gain / (Loss) on derivative financial instruments, net”.

The changes in the fair value of derivatives not qualifying for hedge accounting are recognized in earnings. The Company discontinues cash flow hedge accounting if the hedging instrument expires or is sold, terminated or exercised and it no longer meets all the criteria for hedge accounting or if the Company de-designates the instrument as a cash flow hedge. At that time, any cumulative gain or loss on the hedging instrument recognized in equity remains in equity until the forecasted transaction occurs or until it becomes probable of not occurring. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in earnings. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is reclassified to earnings for the year. Following the hedging designations made during the third quarter of 2014 (Note 19), all of the Company’s interest rates swaps effective as of December 31, 2014 have been designated as accounting hedges. No hedge accounting was applied in prior periods.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

2.	Significant Accounting policies – (continued):

z)	Recent accounting pronouncements:

Revenue from Contracts with Customers: In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 will eliminate transaction- and industry-specific revenue recognition guidance under current U.S. GAAP and replace it with a principles-based approach for determining revenue recognition. ASU 2014-09 will require that companies recognize revenue based on the value of transferred goods or services as they occur in the contract. ASU 2014-09 will also require additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016. Early application is not permitted. Entities can transition to the standard either retrospectively or as a cumulative-effect adjustment as of the date of adoption. Presently, the Company is assessing what effect the adoption of ASU 2014-09 will have on its financial statements and accompanying notes.

Presentation of Financial Statements – Going Concern: In August 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-15, Presentation of Financial Statements – Going Concern. ASU 2014-15 provides U.S. GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and on related required footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued. ASU 2014-15 is applicable to all entities and is effective for annual reporting periods ending after December 15, 2016 and for annual and interim reporting periods thereafter. Early application is permitted. Presently, the Company is assessing what effect the adoption of ASU 2014-15 will have on its financial statements and accompanying notes.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

3.	Transactions with Related Parties:

Transactions and balances with related parties are analyzed as follows:

Balance Sheet
	2013	2014
Assets
Combine Marine Ltd (c)	$1	$—
Oceanbulk Maritime S.A. and its affiliates (d)	9	241
Managed Vessels of Oceanbulk Shipping (e )	420	—
Product Shipping & Trading S.A. (f)	56	4
Total Assets	$486	$245

Liabilities
Interchart Shipping Inc. (a)	$58	$6
Management and Directors Fees (b)	111	462
Managed Vessels of Oceanbulk Shipping LLC (e )	—	9
Oceanbulk Sellers (Note 17.2)	390	1,689
Total Liabilities	$559	$2,166

Excel Vessel Bridge Facility outstanding balance

	2013	2014
Excel Vessel Bridge Facility – current portion (i)	$—	$8,168
Excel Vessel Bridge Facility – non current portion (i)	—	47,993
Total Excel Vessel Bridge Facility	$—	$56,161

Capitalized Expenses
	2013	2014
Advances for vessels under construction and acquisition of vessels
Oceanbulk Maritime S.A.- commision fee for newbuilding vessels (d)	$519	$1,038

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

3.	Transactions with Related Parties – (continued):

Statements of Operations
	2012	2013	2014
Commission on sale of vessel-Oceanbulk (d)	$(91)	$(90)	$—
Executive directors consultancy fees (b)	(453)	(528)	(1,516)
Non-executive directors compensation (b)	(124)	(114)	(191)
Office rent - Combine Marine Ltd. (c )	(40)	(41)	(42)
Voyage expenses-Interchart (a)	(1,134)	(773)	(1,997)
Management fee expense - Oceanbulk Maritime S.A. (d)	—	—	(158)
Interest on Excel Vessel Bridge Facility (i)	—	—	(1,659)
Management fee income - Oceanbulk Maritime S.A. (d)	—	—	188
Management fee income - Managed Vessels of Oceanbulk Shipping LLC (e )	204	823	1,390
Management fee income Product Shipping & Trading S.A. (f)	—	242	62

(a)	Interchart Shipping Inc. or Interchart: On February 25, 2014, the Company acquired 33% of the total outstanding common stock of Interchart for total consideration of $200 in cash and 22,598 of the Company’s common shares. The common shares were issued on April 1, 2014, and the fair value per share of $14.51 was determined by reference to the per share closing price of the Company’s common shares on the issuance date. The ownership interest was purchased from an entity affiliated with family members of Company’s Chief Executive Officer, including the Company’s former director Mrs. Milena-Maria Pappas. This transaction is accounted for as an equity method investment.

On February 25, 2014, the Company also entered into a services agreement (the “Services Agreement”) with Interchart, for chartering, brokering and commercial services for all the Company’s vessels for an annual fee of €500,000 ($610, using the exchange rate as of December 31, 2014, which was $1.22 per euro). This fee is adjustable for changes in the Company’s fleet pursuant to the terms of the Services Agreement. Before the Services Agreement, Interchart acted as chartering broker of all the Company’s vessels on an agreed upon basis. Under the Services Agreement, all previously agreed upon brokerage commissions due to Interchart were cancelled retroactively from January 1, 2014.

In November 2014, the Company entered into a new services agreement with Interchart for chartering, brokering and commercial services for all of the Company’s vessels for a monthly fee of $275, with a term until March 31, 2015. The agreement is effective from October 1, 2014, and on the same date the previous agreement dated February 25, 2014, was terminated.

During the years ended December 31, 2012, 2013 and 2014 the brokerage commissions charged by Interchart were $1,134, $773 and $1,997, respectively, and are included in “Voyage expenses” in the accompanying consolidated statements of operations. As of December 31, 2013 and 2014, the Company had outstanding payables of $58 and $6, respectively, to Interchart.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

3.	Transactions with Related Parties – (continued):

(b)	Management and Directors Fees: During 2011 the Company entered into consulting agreements with companies owned and controlled by each of the then Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. These agreements had a term of three years unless terminated earlier in accordance with their terms, except for the consultancy agreement with the entity controlled by the Company’s then Chief Operating Officer which provided for an indefinite term (terminable by either party with one month’s notice). In addition, on May 3, 2013, the Company entered into separate renewal consulting agreements with the companies controlled by the Company’s then Chief Executive Officer and Chief Financial Officer. Additionally, pursuant to the aforementioned agreements, the entities controlled by the Company’s then Chief Executive Officer and Chief Financial Officer were entitled to receive an annual discretionary bonus, as determined by the Company’s Board of Directors in its sole discretion. Finally, the entity controlled by the then Chief Executive Officer was entitled to receive a minimum guaranteed incentive award of 28,000 shares of common stock. These shares vested in three equal annual installments, the first installment of 9,333 shares vested on February 7, 2012, the second installment of 9,333 shares vested on February 7, 2013 and the last installment of 9,334 shares vested on February 7, 2014. The minimum guaranteed incentive award of 28,000 shares of the Company’s stock was also renewed as part of the renewal of the consultancy agreement incurred between the Company and the company controlled by the former Chief Executive Officer with the new shares vesting in three equal annual installments, the first installment of 9,333 shares vested on May 3, 2014, the second installment of 9,333 shares vests on May 3, 2015 and the last installment of 9,334 shares vests on May 3, 2016.

In connection with the July 2014 Transactions, the Company’s former Chief Executive Officer resigned as Chief Executive Officer and remains with the Company as Non-Executive Chairman. On July 31, 2014, the Company entered into an agreement to terminate the consultancy agreement with the company owned by the former Chief Executive Officer and made a severance payment of €664,000 (approx. $810.1, using the exchange rate as of December 31, 2014, which was $1.22 per euro) of cash and 168,842 common shares, which were issued on the same date. As a result of the termination agreement, the second and the third installments of the former Chief Executive Officer’s minimum guaranteed incentive award, under his renewed consultancy agreement, of 9,333 and 9,334, which would have been vested on May 3, 2015 and 2016, respectively, were cancelled. In addition, in connection with the July 2014 Transactions, the then Chief Operating Officer of the Company was appointed as Company’s Executive Vice President-Technical.

Following the completion of the Merger, on December 17, 2014, the Company entered into consulting agreements with companies owned and controlled by each of the new Chief Operating Officer and the new co-Chief Financial Officer. These agreements have a term of three years unless terminated earlier in accordance with their terms. Pursuant to the corresponding agreements, the entities controlled by the new Chief Operating Officer and the new co-Chief Financial Officer are entitled to receive an annual discretionary bonus, as determined by the Company’s Board of Directors in its sole discretion.

Pursuant to all aforementioned agreements, effective as of December 31, 2014, the Company is required to pay an aggregate base fee at an annual rate of not less than $492 (this amount is the sum of all consulting fees in USD and EURO, using the exchange rate as of December 31, 2014, which was $1.22 per euro), under the relevant consultancy agreements, using the exchange rate as of December 31, 2014, which was $ 1.22 per euro).

The expenses related to the Company’s executive officers for the years ended December 31, 2012, 2013 and 2014, including the severance cash payment in 2014 to the Company’s former Chief Executive Officer were $453, $528 and $1,516, respectively, and are included under “General and administrative expenses” in the accompanying consolidated statements of operations. The related expenses of non-executive directors for the years ended December 31, 2012, 2013 and 2014 were $124, $114 and $191, respectively, and are included under “General and administrative expenses” in the accompanying consolidated statements of operations. As of December 31, 2013 and 2014, the Company had outstanding payables of $111 and $462, respectively, to its executive officers and directors and non-executive directors, representing unpaid consulting fees and unpaid fees for their participation in the Board of Directors of the Company and the other special committees of the Board of Directors.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

3.	Transactions with Related Parties – (continued):

(c)	Combine Marine Ltd.: On January 1, 2012, Starbulk S.A., entered into a one year lease agreement for office space with Combine Marine Ltd., a company controlled by one of the then Company’s directors, Mrs. Milena - Maria Pappas and by Mr. Alexandros Pappas, both of whom are children of Mr. Petros Pappas, the Company’s current Chief Executive Officer and then Company’s Chairman. The lease agreement provides for a monthly rental of €2,500 (approximately $3, using the exchange rate as of December 31, 2014, which was $1.22 per euro). On January 1, 2013, the agreement was renewed, and, unless terminated by either party, it will expire in January 2024. The related expense for the rent for the years ended December 31, 2012, 2013 and 2014 was $40, $41 and $42, respectively, and is included under “General and Administrative expenses” in the accompanying consolidated statements of operations. As of December 31, 2013 and 2014, the Company had outstanding receivables of $1 and $0, respectively, from Combine Marine Ltd.

(d)	Oceanbulk Maritime S.A.: Oceanbulk Maritime S.A. (“Oceanbulk Maritime”) is a ship management company controlled by the Company’s former director Mrs. Milena-Maria Pappas. During the years ended December 31, 2012, 2013 and 2014, the Company paid to Oceanbulk Maritime a brokerage commission of $91, $90 and $0 relating to the sale of certain of its vessels.

On November 25, 2013, the Company’s Board of Directors approved a commission payable to Oceanbulk Maritime with respect to its involvement in the negotiations with the shipyards for nine of the Company’s contracted newbuilding vessels (Note 6). The agreement provides for a commission of 0.5% of the shipbuilding contract price for two newbuilding Capesize vessels (HN 1338 (tbn Star Aries) and HN 1339 (Star Taurus)) and three newbuilding Newcastlemax vessels (HN 1342 (tbn Star Gemini), HN 1343 (tbn Star Leo) and HN NE 198 (tbn Star Poseidon)) and a flat fee of $200 per vessel for four newbuilding Ultramax vessels (HN 5040 (tbn Star Aquarius), HN 5043 (tbn Star Pisces), HN NE 196 (tbn Star Antares) and HN NE 197 (tbn Star Lutas)), for a total commission of $2,077. The commission was agreed to be paid in four equal installments. The first two installments were paid in cash, while the remaining two installments will be paid in the form of common shares, the number of which will depend on the price of the Company’s common shares on the date of the two remaining installments. The first and the second installments of $519, each, were paid in cash in December 2013 and in April 2014, respectively. The total amount of $1,038 was capitalized and is included under “Advances for vessel under construction and acquisition of vessels” in the accompanying consolidated balance sheets. The last two installments are due in June 2015 and in April 2016, respectively.

On March 22, 2014, Starbulk S.A. entered into an agreement with Oceanbulk Maritime, under which certain management services, including crewing, purchasing, arranging insurance, vessel telecommunications and master general accounts supervision, are provided to six dry bulk vessels under the management of Oceanbulk Maritime, during the year 2014. Pursuant to the terms of this agreement, Starbulk S.A. received a fixed management fee of $0.17 per day, per vessel, which as of June 1, 2014, was changed to $0.11 per day, per vessel, based on an addendum signed on May 22, 2014.

As of December 31, 2014, the Company provided management services to four dry bulk carrier vessels covered by the March 22, 2014 agreement with Oceanbulk Maritime. The related income for the year ended December 31, 2014, was $188 and is included under “Management fee income” in the accompanying consolidated statement of operations.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

3.	Transactions with Related Parties – (continued):

(d)	Oceanbulk Maritime S.A. – (continued):

In addition, prior to the Merger, Oceanbulk and the Pappas Companies had entered into a management agreement with Oceanbulk Maritime and its affiliates pursuant to which Oceanbulk Maritime provided commercial and administrative services to Oceanbulk and the Pappas Companies. Following the completion of the Merger on July 11, 2014, this management agreement with Oceanbulk Maritime was terminated.

Following the completion of the Merger and the Pappas Transaction, the Company owns the vessels Magnum Opus and Tsu Ebisu, which were managed by Oceanbulk Maritime prior to the Merger and continued to be managed by Oceanbulk Maritime after the Merger, until September and August 2014, respectively.

The related expense for the year ended December 31, 2014, was $158 and is included under “Management fee expense” in the accompanying consolidated statement of operations. Oceanbulk Maritime has provided performance guarantees under the bareboat charter agreements relating to the newbuilding vessels with hull numbers HN 1061 (tbn Roberta), HN 1062 (tbn Laura), HN 1063 (tbn Idee Fixe) and HN 1064 (tbn Kaley) discussed in Note 6. In addition, Oceanbulk Maritime has also provided performance guarantees under the shipbuilding contracts for the newbuilding vessels with hull numbers, HN 5017-JMU (tbn Deep Blue), HN 5055-JMU (tbn Bahemoth), HN 5056-JMU (tbn Megalodon), HN NE164-NACKS (tbn Honey Badger), HN NE165-NACKS (tbn Wolverine), HN NE166-NACKS (tbn Gargantua), HN NE167-NACKS (tbn Goliath) and HN NE184-NACKS (tbn Maharaj), discussed in Note 6. Prior to the Merger, all of the performance guarantees were counter-guaranteed by Oceanbulk Shipping. Following the completion of the Merger, on September 20, 2014 Star Bulk provided counter-guarantees to Oceanbulk Maritime in exchange for the counter-guarantees provided by Oceanbulk Shipping.

As of December 31, 2013 and 2014, the Company had outstanding receivables of $9 and $241 from Oceanbulk Maritime and its affiliates, respectively.

(e)	Managed vessels of Oceanbulk Shipping: Prior to the Merger, Starbulk S.A. had entered into vessel management agreements with certain ship-owning companies owned and controlled by Oceanbulk Shipping (Note 1). Pursuant to the terms of these agreements, Starbulk S.A. received a fixed management fee of $0.75 per day, per vessel. These management agreements were terminated on July 11, 2014, the date the Merger closed. The related income for the years ended December 31, 2012, 2013 and 2014, was $204, $823 and $1,390, respectively, and is included under “Management fee income” in the accompanying consolidated statements of operations. As of December 31, 2013, the Company had an outstanding receivable of $420 from and outstanding payable of $390 to these entities. As of December 31, 2014, the Company had an outstanding payable of $9 to Maiden Voyage LLC, previous owner of the vessel Maiden Voyage, one of the vessels of Oceanbulk Shipping.

(f)	Product Shipping & Trading S.A.: Product Shipping & Trading S.A. is an entity controlled by family members of the Company’s ex-Chairman and current Chief Executive Officer, Mr. Petros Pappas. On June 7, 2013, Starbulk S.A. entered into an agreement with Product Shipping & Trading S.A., under which the Company provided certain management services including crewing, purchasing and arranging insurance to the vessels under the management of Product Shipping & Trading S.A. Pursuant to the terms of this agreement, Starbulk S.A. received a fixed management fee of $0.13 per day, per vessel. In October, 2013 the Company decided to gradually cease providing the above mentioned services to the vessels managed by Product Shipping & Trading S.A., except for arranging insurance services, and as a result, the management fee decreased to $0.02 per day, per vessel, and effective July 1, 2014, the agreement was terminated. The related income for the years ended December 31, 2013 and 2014 was $242 and $62, respectively, and is included under “Management fee income” in the accompanying consolidated statement of operations. As of December 31, 2013 and 2014, the Company had outstanding receivables of $56 and $4, respectively, from Product Shipping & Trading S.A.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

3.	Transactions with Related Parties – (continued):

(g)	Oaktree Shareholder Agreement: As a result of the Merger, on July 11, 2014, Oaktree became the beneficial owner of approximately 61.3% of the Company’s then outstanding common shares. At the closing of the July 2014 Transactions, the Company and Oaktree entered into a shareholders agreement (the “Oaktree Shareholders Agreement”). Under the Oaktree Shareholders Agreement, Oaktree has the right to nominate four of the Company’s nine directors so long as it beneficially owns 40% or more of the Company’s outstanding voting securities. The number of directors able to be designated by Oaktree is reduced to three directors if Oaktree beneficially owns 25% or more but less than 40% of the Company’s outstanding voting securities, to two directors if Oaktree beneficially owns 15% or more but less than 25%, and to one director if Oaktree beneficially owns 5% or more but less than 15%. Oaktree’s designation rights terminate if it beneficially owns less than 5% of the Company’s outstanding voting securities. Therefore, in July 2014 and in connection with the July 2014 Transactions, the Company’s Board of Directors, increased the number of directors constituting the Board of Directors to nine and, following the resignation of Mrs. Milena - Maria Pappas, appointed Mr. Rajath Shourie, Ms. Emily Stephens, Ms. Renée Kemp and Mr. Stelios Zavvos as directors. Following these changes in the composition of the Board of Directors, the four individuals designated by Oaktree to be Company’s directors were Messrs. Pappas and Shourie and Mses. Stephens and Kemp in accordance with the provisions of the Oaktree Shareholders Agreement (Note 20). Under the Oaktree Shareholders Agreement, with certain limited exceptions, Oaktree effectively cannot vote more than 33% of the Company’s outstanding common shares (subject to adjustment under certain circumstances).

(h)	Excel Transactions: As discussed in detail in Note 1, on August 19, 2014, the Company entered into the Excel Transactions. The principal shareholders of Excel are Oaktree and Angelo Gordon, none of which though, on its own, is deemed to have control on Excel’s strategy and operations either by means of holding equity interests, control of Excel’s board of directors or other type of arrangement indicating a parent-subsidiary relationship. Therefore the Company concluded that the Excel Transactions were not transactions under common control. Nevertheless, due to Oaktree’s relationship with the Company and the relationship of Oaktree to Excel, the Company concluded that the Excel Transactions, including the acquisition of the Excel Vessels and the conclusion of the Excel Vessel Bridge Facility (Note 9), should be treated as related party transactions for purposes of its financial statements presentation and disclosure. Interest expense incurred for the year ended December 31, 2014, amounted to $1,659.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

3.	Transactions with Related Parties – (continued):

(i)	Acquisition of Heron Vessels: Following the completion of the Merger, pursuant to the provisions of the Merger Agreement relating to the Heron Vessels, and in accordance with the agreement among Oceanbulk Shipping, ABY Group and Heron, dated September 5, 2014, with respect to the conversion of the Heron Convertible Loan, the governance of Heron and the distribution of some of its vessels to its investors, as further discussed in Note 1, on November 11, 2014, the Company entered into two separate agreements to acquire from Heron the vessels ABYO Gwyneth (renamed Star Gwyneth) and ABYO Angelina (renamed Star Angelina), which were delivered to the Company on December 5, 2014 (Note 5).

4.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2013	2014
Lubricants	$1,726	$6,853
Bunkers	—	7,515
Total	$1,726	$14,368

5.	Vessels and other fixed assets, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2013	2014
Cost
Vessels	$481,086	$1,541,538
Fair value adjustment	—	100,065
Other fixed assets	1,083	1,683
Total cost	482,169	1,643,286
Accumulated depreciation	(155,495)	(201,435)
Vessels and other fixed assets, net	$326,674	$1,441,851

Vessels acquired / disposed during the year ended December 31, 2012

On February 22, 2012, the Company entered into an agreement with a third party in order to sell the vessel Star Ypsilon together with a quantity of 667 metric tons of fuel oil, for a contracted price of $9,126 less an address commission of 3% and a brokerage commission of 2%. The vessel was delivered to its purchasers on March 9, 2012. The net carrying amount of Star Ypsilon as of the date of its delivery was $11,152 and the resulting loss of $3,190 is included under “Loss on sale of vessel” in the accompanying consolidated statements of operations.

No vessel acquisitions took place during the year ended December, 31, 2012.

Vessels acquired / disposed during the year ended December 31, 2013

On March 14, 2013, the Company entered into an agreement with a third party to sell the Star Sigma for a contracted price of $9,044 less an address commission of 3% and a brokerage commission of 1%. The vessel was delivered to its buyers on April 10, 2013. The net carrying amount of Star Sigma as of the date of its delivery was $8,354, and the resulting loss of $87 is included under “Loss on sale of vessel” in the accompanying consolidated statements of operations.

On November 5, 2013, the Company entered into two agreements to acquire from two unaffiliated third parties, one 61,462 dwt Ultramax vessel, Star Challenger, built 2012 and one 61,455 dwt Ultramax vessel, Star Fighter, built 2013, for approximately $28,760 each vessel. The vessels were delivered to the Company on December 12, 2013 and December 30, 2013, respectively. In connection with the acquisition of these vessels, the Company capitalized an amount equal to 1% brokerage commission for each vessel.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

5.	Vessels and other fixed assets, net-(continued):

Vessels acquired / disposed during the year ended December 31, 2014

On January 24, 2014, the Company entered into two agreements to acquire from Glocal Maritime Ltd, or “Glocal”, an unaffiliated third party, two 98,000 dwt Post-Panamax vessels, Star Vega and Star Sirius, built 2011, for an aggregate purchase price of $60,000. The vessels Star Vega and Star Sirius, were delivered to the Company on February 13, 2014 and March 7, 2014, respectively. The vessels, upon their delivery, were chartered back to Glocal for a daily rate of $15 less brokerage commission of 1.25% at least until June 2016.

Following the completion of the Merger and the Pappas Transaction discussed in Note 1, the Company became the owner of 13 operating vessels (refer to relevant table in Note 1), the fair value of which following the purchase price allocation was estimated at $426,000 (based on Level 2 inputs of the fair value hierarchy). In addition, on July 22, 2014 and on September 19, 2014, the Company took delivery of the vessels Peloreus and Leviathan, two Capesize vessels with a capacity of 182,000 dwt each, built by the Japan Marine United Corporation, or JMU shipyard. The newbuilding contracts for those vessels had been acquired by the Company as part of the Merger. The delivery installment payment of $34,625 for each vessel was partially financed by $32,500 drawn for each vessel under a loan facility with Deutsche Bank AG (Note 9), and the remaining amount of $2,125, for each vessel, was financed by existing cash.

In addition to the fair value adjustment recognized as part of the Merger and the Pappas Transaction, as further discussed in Note 1, following the delivery of the vessels Peloreus and Leviathan, an amount of $20,600 representing the fair value adjustment (increase) relating to these vessels was transferred from “Advances for vessels under construction and acquisition of vessels” to “Vessels and other fixed assets, net”.

Pursuant to the Excel Transactions discussed in Note 1, as of December 31, 2014, 28 out of the 34 Excel Vessels had been transferred to the Company, for an aggregate consideration of 25,659,425 common shares (based on Level 1 inputs of the fair value hierarchy) and $248,751 in cash, or a total cost of $501,535, including time charters attached (Note 7). The Company used cash on hand, together with borrowings under the Excel Vessel Bridge Facility, the Citi Facility, the Excel Vessel CiT Facility, the DNB $120,000 Facility and the DVB $24,750 Facility, to pay the cash consideration for the Excel Vessels, as further discussed in Note 9.

As further discussed in Note 3, on November 11, 2014, the Company entered into two separate agreements with Heron to acquire the vessels ABYO Gwyneth (renamed Star Gwyneth) and ABYO Angelina (renamed Star Angelina), which were delivered to the Company on December 5, 2014. The cost for the acquisition of these vessels was determined based on the fair value of the 2,115,706 common shares issued on July 11, 2014, in connection with the Heron Transaction, of $25,080 (Level 1) and the amount of $25,000 financed by the Heron Vessels Facility (Note 9), according to the provisions of the Merger Agreement with respect to these acquisitions, as further discussed in Note 17.2.

On December 17, 2014, the Company entered into an agreement with a third party to sell the vessel Star Kim, one of the Excel Vessels, at market terms which also approximated the vessel’s net book value. The vessel did not meet the ‘held-for-sale’ classification criteria as of December 31, 2014, as she was not considered available for immediate sale in her present condition. The vessel was delivered to her new owner on January 21, 2015 (Note 20). As of December 31, 2014, the Company had received an advance payment from the buyers amounting to $1,100, which is included under “Advances from sale of vessel” in the accompanying consolidated balance sheet as of December 31, 2014.

Impairment Analysis

The Company’s impairment analysis for 2012, indicated that the carrying values of the entire Supramax fleet and Star Sigma were not recoverable, and after comparing the vessels’ fair values to their carrying values, an impairment loss amounting to $303,219 was recognized under “Vessel impairment loss” in the accompanying consolidated statements of operations for the year ended December 31, 2012. This analysis for the year ended December 31, 2013 and 2014, indicated that the carrying amount of the Company’s vessels was recoverable and therefore the Company concluded that no impairment charge was necessary (Note 19).

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

6.	Advances for vessels under construction and acquisition of vessels:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2013	2014

Pre-delivery yard installments	$66,780	$299,129
Fair value adjustment (Notes 1 and 5)	—	137,923
Bareboat capital leases – upfront hire & handling fees	—	31,467
Capitalized interest and finance costs	633	11,696
Other capitalized costs (Note 3)	519	4,580
Advances for secondhand vessels	—	79
Vessels delivered (Note 5)	—	(30,262)
Total	$67,932	$454,612

As summarized in the relevant table of Note 1, as of December 31, 2014, the Company was party to 24 newbuilding contracts for the construction of dry bulk carriers of various types, 15 of which were assumed as part of the Merger and the Pappas Transaction. As of December 31, 2014, the total aggregate remaining contracted price for the 24 newbuilding vessels plus agreed extras was $759,066, payable in periodic installments up to their deliveries, of which $617,986 is payable during the next twelve months ending December 31, 2015, and the remaining $141,080 is payable in 2016.

On July 5, 2013, the Company through its two wholly-owned subsidiaries, Star Cape I LLC and Star Cape II LLC, contracted with Shanghai Waigaoqiao Shipbuilding Co. Ltd., or SWS, shipyard to build two 180,000 dwt eco-type, fuel efficient Capesize drybulk vessels, Hull 1338 (tbn Star Aries) and Hull 1339 (tbn Star Taurus). These vessels are scheduled to be delivered in September 2015 and January 2016, respectively.

On September 23, 2013, the Company through its two wholly-owned subsidiaries, Star Castle I LLC and Star Castle II LLC, contracted with SWS, to build two 208,000 dwt eco-type, fuel efficient Newcastlemax drybulk vessels, Hull 1342 (tbn Star Gemini) and Hull 1343 (tbn Star Leo). These vessels are scheduled to be delivered in January and in March 2016, respectively.

On September 27, 2013, the Company through its three wholly-owned subsidiaries, Star Axe I LLC, Star Axe II LLC and Star Ennea III LLC, contracted with Nantong COSCO KHI Ship Engineering Co., or NACKS, shipyard to build two 61,000 dwt eco-type, fuel efficient Ultramax drybulk vessels, Hull NE 196 (tbn Star Antares) and Hull NE 197 (tbn Star Lutas), with expected deliveries in September and November 2015, respectively and one 209,000 dwt eco-type, fuel efficient Newcastlemax drybulk vessel, Hull NE 198 (tbn Star Poseidon), with expected delivery in March 2016.

On October 22, 2013, the Company through its two wholly-owned subsidiaries, Star Asia I LLC and Star Asia II LLC, contracted with Japan Marine United Corporation, or JMU, to build two 60,000 dwt eco-type, fuel efficient Ultramax drybulk vessels, Hull 5040 (tbn Star Acquarius) and Hull 5043 (tbn Star Pisces), with expected deliveries in May and July 2015, respectively.

On December 30, 2014, in anticipation of the delivery of the Indomitable to the Company on January 8, 2015, the Company made a payment of $34,942, which was held in escrow until the delivery of the vessel (Note 20), of which $32,480 was drawn under the BNP $32,480 Facility discussed in Note 9, and the remaining amount was financed using existing cash. Total advances paid and other capitalized costs incurred with respect to this vessel up to December 31, 2014 are reflected within “Advances for vessels under construction and acquisition of vessels” in the accompanying balance sheet for the year ended December 31, 2014.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

6.	Advances for vessels under construction and acquisition of vessels - continued:

Capital leases

On February 17, 2014, the Company entered into separate bareboat charter party contracts with CSSC (Hong Kong) Shipping Company Limited, or CSSC, an affiliate of SWS, a Chinese shipyard, to bareboat charter for ten years, two fuel efficient newbuilding Newcastlemax dry bulk vessels, Hull 1372 (tbn Star Libra) and Hull 1371 (tbn Star Virgo), or the “CSSC Vessels”, each with a cargo carrying capacity of 208,000 dwt. The vessels are being constructed pursuant to shipbuilding contracts entered into between two pairings of affiliates of SWS. Each pair has one shipyard party (each, an “SWS Builder”) and one ship-owning entity (each an “SWS Owner”). Delivery to the Company of each vessel is deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder. Pursuant to the terms of the bareboat charters, the Company is required to pay upfront fees, corresponding to the pre-delivery installments to the shipyard. An amount of $47,200 and $46,400, respectively, for the construction cost of each vessel, corresponding to the last pre-delivery and delivery installment to the shipyard, will be financed by the relevant SWS Owner, to whom the Company will pay a daily bareboat charter hire rate payable monthly plus a variable amount corresponding to the LIBOR payable every six months. In addition, the Company will pay for Hull 1371 (tbn Star Virgo), an installment of $300 plus an additional amount of $669 for agreed extra costs for both vessels. In addition, the Company is also obliged to pay an amount of $936 representing handling fees in two installments. The first installment of $462 was paid upon the signing of the bareboat charters, and the second installment is due in one year. Under the terms of the bareboat charters, the Company has the option to purchase the CSSC Vessels at any time, such option being exercisable on a monthly basis against pre-determined, amortizing-during-the-charter-period prices whilst it has a respective obligation of purchasing the vessels at the expiration of the bareboat term at a purchase price of $14,160 and $13,919, respectively. Upon the earlier of the exercise of the purchase options or the expiration of the bareboat charters, the Company will own the CSSC Vessels.

In addition, following the completion of the Merger and the Pappas Transactions the Company also assumed bareboat charters with respect to four newbuilding vessels being built at New Yangzijiang and five newbuilding vessels being built at SWS as follows:

•	On May 17, 2013, subsidiaries of Oceanbulk entered into separate bareboat charter party contracts with affiliates of New Yangzijiang shipyards for eight-year bareboat charters of four newbuilding 64,000 dwt Ultramax vessels (Hulls HN 1061 (tbn Roberta), HN 1062 (tbn Laura), HN 1063 (tbn Idee Fixe) and HN 1064 (tbn Kaley) being built at New Yangzijiang. The vessels are being constructed pursuant to four shipbuilding contracts entered into between four pairings of affiliates of New Yangzijiang. Each pair has one shipyard party (each, a “New YJ Builder”) and one ship-owning entity (each a “New YJ Owner”). Delivery of each vessel to the Company is deemed to occur upon delivery of the vessel to the New YJ Owner from the corresponding New YJ Builder. Pursuant to the terms of the bareboat charter, the Company is required to pay upfront fees, corresponding to the pre-delivery installments to the shipyard. An amount of $20,680 for the construction cost of each vessel, corresponding to the delivery installment to the shipyard, will be financed by the relevant New YJ Owner, to whom the Company will pay a pre-agreed daily bareboat charter hire rate on a 30-days advance basis. In addition, the Company will pay for the four newbuilding vessels an aggregate amount of $3,248 for agreed extra costs. After each vessel’s delivery, the Company has monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices. On the eighth anniversary of the delivery of each vessel, the Company has the obligation to purchase the vessel at a purchase price of $6,000. Upon the earlier of the exercise of the purchase options or the expiration of the bareboat charters, the Company will own the four vessels.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

6.	Advances for vessels under construction and acquisition of vessels - continued:

Capital leases

•	On December 27, 2013, subsidiaries of Oceanbulk entered into separate bareboat charter party contracts with affiliates of SWS for ten-year bareboat charters of five newbuilding 208,000 dwt Newcastlemax vessels (Hulls HN 1359 (tbn Star Marisa), HN 1360 (tbn Star Ariadne), HN 1361 (tbn Star Magnanimus), HN 1362 (tbn Star Manticore) and HN 1363 (tbn Star Chaucer)) being built at SWS. The vessels are being constructed pursuant to shipbuilding contracts entered into between five pairings of affiliates of SWS. Each pair has one shipyard party (each, an “SWS Builder”) and one ship-owning entity (each an “SWS Owner”). Delivery of each vessel to the Company is deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder. Pursuant to the terms of the bareboat charter, the Company is required to pay upfront fees, corresponding to the pre-delivery installments to the shipyard. An amount of $46,400 for the construction cost of each vessel, corresponding to the delivery installment to the shipyard, will be financed by the relevant SWS Owner, to whom the Company will pay a daily bareboat charter hire rate payable monthly plus a variable amount corresponding to the LIBOR payable every six months and a one-time handling fee of $464. In addition, the Company will pay for the five newbuilding vessels an aggregate amount of $1,680 for agreed extra costs. After each vessel’s delivery, the Company has monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices. At the end of the ten-year charter period for each vessel, the Company has the obligation to purchase the vessel at a purchase price of $13,919. Upon the earlier of the exercise of the purchase options or the expiration of the bareboat charters, the Company will own the five vessels.

Based on ASC 840, the Company determined that all bareboat charters discussed above should be classified as capital leases. In addition, based on the lease agreement provisions, the Company is deemed to have substantially all of the construction period risk and therefore is considered the owner of the vessels during the construction period. Therefore the amount of $31,467 paid during the year ended December 31, 2014, representing upfront hire and handling fees, has been capitalized and is included under “Advances for vessels under construction and acquisition of vessels” in the accompanying consolidated balance sheet for the relevant period. In addition, an amount of $27,100 of fair value adjustment related to these capital leases of Oceanbulk pursuant to the purchase price allocation of the Merger, has also been capitalized and is included under “Advances for vessels under construction and acquisition of vessels” in the accompanying consolidated balance sheet as of December 31, 2014. Each of the above bareboat charters is considered a sales type lease and will be accounted for as a sale and leaseback transaction upon the delivery of each newbuilding to the Company, when the lease term is deemed to begin. At that time the financial liability and the financial asset will be recognized in accordance with the applicable capital lease accounting guidance.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

7.	Fair value of Above Market Acquired Time Charters:

During 2011, the Company acquired two second-hand Capesize vessels, Star Big and Star Mega, with existing time charter contracts. Upon their delivery, the Company evaluated the attached charter contracts by comparing the charter rates in the acquired time charter agreements with the market rates for equivalent time charter agreements prevailing at the time the foregoing vessels were delivered and recognized an asset of $23,065.

As part of the Merger in July 2014, a $1,967 intangible asset was recognized corresponding to a fair value adjustment for two favorable time charters under which Oceanbulk was the lessor at the time of acquisition, with respect to vessels Amami and Madredeus, as further discussed in Note 1.

In addition, for three Excel Vessels (Christine (tbr Star Martha), Sandra (tbr Star Pauline) and Lowlands Beilun (tbr Star Despoina)), which were transferred to the Company subject to existing charters, the Company recognized an asset of $8,076, since it determined that the respective charters were favorable comparing to the existing charter rates.

For the years ended December 31, 2012, 2013 and 2014, the amortization of fair value of the above market acquired time charters amounted to $6,369, $6,352 and $6,113, respectively, and is included under “Voyage revenues” in the accompanying consolidated statements of operations. The accumulated amortization of these above market time charters as of December 31, 2013 and 2014 was $15,087 and $21,200, respectively.

The carrying amount of the above market acquired time charters amounting to $11,908 as of December 31, 2014 will be amortized on a straight line basis to revenues through the end of the corresponding charter parties, over a weighted-average period of 0.8 years as follows:

Years	Amount
December 31, 2015	$11,654
December 31, 2016	254
Total	$11,908

8.	Gain on time charter agreement termination:

For the year ended December 31, 2012

The vessel Star Sigma, which was time chartered to Pacific Bulk Shipping Ltd. at a gross daily charter rate of $38.0 per day for the period from March 1, 2009 until October 29, 2013, was redelivered earlier to the Company on December 31, 2011. On January 4, 2012, the Company signed an agreement with the charterer in order to receive an amount of $5,734 in cash as compensation for the early redelivery of the respective vessel. The total amount was received in January 2012. In addition to the cash payment, Pacific Bulk supplied the Company with 1,027 metric tons of fuel, valued at $720. The total gain of $6,454 is reflected under “Gain on time charter agreement termination” in the accompanying consolidated statements of operations for the year ended December 31, 2012.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

9.	Long term debt:

The table below presents outstanding amounts under the Company’s bank loans and notes as of December 31, 2013 and 2014:

	2013	2014
Commerzbank $120,000 and $26,000 facilities	$82,530	$74,680
Credit Agricole Corporate and Investment Bank $70,000 facility	58,908	54,968
ABN AMRO Bank N.V. $31,000 facility	18,400	12,800
HSH Nordbank AG $64,500 facility	30,496	29,600
HSH Nordbank AG $35,000 facility	—	33,187
Deutsche Bank AG $39,000 facility	—	36,660
ABN $87,458 Facility	—	76,689
Deutsche Bank $85,000 Facility	—	82,708
HSBC $86,600 Facility	—	83,490
CEXIM $57,360 Facility	—	—
HSBC $20,000 Dioriga Facility	—	19,300
NIBC $32,000 Facility	—	—
BNP $32,480 Facility	—	32,480
Excel Vessel Bridge Facility	—	56,161
DVB $24,750 Facility	—	24,750
Excel Vessel CiT Facility	—	30,000
Sinosure Facility	—	—
Citi Facility	—	51,478
Heron Vessels Facility	—	24,567
DNB $120,000 Facility	—	88,275
8.00% 2019 Notes	—	50,000
	$190,334	$861,793

a)	Commerzbank $120,000 Facility:

On December 27, 2007, the Company entered into a loan agreement with Commerzbank AG for up to $120,000, in order to partially finance the acquisition cost of the second hand vessels, Star Gamma, Star Delta, Star Epsilon, Star Zeta, and Star Theta (the “Commerzbank $120,000 Facility”). The Commerzbank $120,000 Facility is secured by a first priority mortgage over the financed vessels. On June 10, 2009 and December 24, 2009, the loan agreement was amended to revise some of its economic terms for a period up to January 31, 2011, in view of the depressed conditions prevailing at the market at that time. Under the terms of this loan facility, the repayment of $120,000 is scheduled over a nine year term and is divided into two tranches. The first tranche of up to $50,000 is repayable in twenty-eight consecutive quarterly installments, commencing in January 2010, with: (i) the first four installments of $2,250 each, (ii) the next thirteen installments of $1,000 each, (iii) the remaining eleven installments of $1,300 each, and a final balloon payment of $13,700 payable together with the last installment. The second tranche of up to $70,000 is repayable in twenty-eight consecutive quarterly installments, commencing in January 2010, with: (i) the first four installments of $4,000 each, (ii) the remaining twenty-four installments of $1,750 each, and (iii) a final balloon payment of $12,000 payable together with the last installment.

b)	Commerzbank $26,000 Facility:

On September 3, 2010 the Company entered into a loan agreement with Commerzbank AG for up to $26,000 in order to partially finance the acquisition cost of the second hand vessel, Star Aurora (the “Commerzbank $26,000 Facility”). The Commerzbank $26,000 Facility is secured by a first priority mortgage over the financed vessel. The loan is repayable over a six year period, in twenty-four consecutive quarterly installments of $950 each, commencing in December 2010, three months after the drawdown, and a final balloon payment of $3,200 payable together with the last installment.

Restructuring Agreement - Commerzbank $120,000 and $26,000 Facilities

On December 17, 2012, the Company executed a commitment letter with Commerzbank to amend the Commerzbank $120,000 Facility and the Commerzbank $26,000 Facility. The definitive documentation for the supplemental agreement (the “Commerzbank Supplemental”) was signed on July 1, 2013. Pursuant to the Commerzbank Supplemental, the Company paid Commerzbank a flat fee of 0.40% of the combined outstanding loans under the two facilities and agreed to (i) prepay Commerzbank $2,000 pro rata against the balloon payments of each facility (which was completed on December 31, 2012), (ii) raise $30,000 in equity (which condition was satisfied after the completion of the Company’s rights offering in July 2013, which resulted in gross proceeds of $80,065 and its underwritten public offering in October, 2013, which resulted in gross proceeds of $70,840, (Note 10)), (iii) increase the vessel management services to cover at least ten third-party vessels by December 31, 2013 (which was satisfied as of December 31, 2013), (iv) increase the loan margins, (v) amend some of the financial covenants under the two facilities, (vi) defer 60% and 50% of the quarterly installments for the years ended December 31, 2013 and 2014 (the “Deferred Amounts”), to the balloon payments or to a payment in accordance with a cash sweep mechanism; (vi) include a semi-annual cash sweep mechanism, under which all earnings of the mortgaged vessels after operating expenses, dry docking provision, general and administrative expenses and debt service, if any, will be used as repayment of the Deferred Amounts; and (vii) not pay any dividends as long as Deferred Amounts are outstanding and/or until original terms are complied with. In the Commerzbank Supplemental, Commerzbank also agreed to waive an on-charter covenant for the Star Aurora in the Commerzbank $26,000 Facility until July 31, 2015.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

9.	Long term debt- (continued):

c)	Credit Agricole $70,000 Facility:

On January 20, 2011, the Company entered into a loan agreement with Credit Agricole Corporate and Investment Bank for a term loan up to $70,000 (the “Credit Agricole $70,000 Facility”) to partially finance the construction cost of the Company’s two newbuildings, Star Borealis and Star Polaris, which were delivered to the Company in 2011. The Credit Agricole $70,000 Facility is secured by a first priority mortgage over the financed vessels and is divided into two tranches. The Company drew down $67,275 under this facility. The Credit Agricole $70,000 Facility is repayable in twenty eight consecutive quarterly installments, commencing three months after the delivery of each vessel, of $485.4 and $499.7, respectively, and a final balloon payment payable at maturity, of $19,558.2 (due August 2018) and $20,134 (due November 18) for the Star Borealis and Star Polaris tranches, respectively.

On May 20, 2013, the Company signed a waiver letter with Credit Agricole Corporate and Investment Bank in order to revise some of the financial covenants contained in the loan agreement for a period up to March 31, 2014, as well as to revise the dividend distribution related requirements so that Star Bulk Carriers Corp. shall not pay any dividends until March 31, 2014.

d)	ABN AMRO Bank N.V. $31,000 Facility:

On July 21, 2011, the Company entered into a senior secured credit facility with ABN AMRO Bank N.V. (“ABN AMRO”) for $31,000 (the “ABN AMRO $31,000 Facility”), to partially finance the acquisition of the second-hand vessels Star Big and Star Mega. The ABN AMRO $31,000 Facility is secured by a first priority mortgage over the financed vessels. The borrowers under the ABN AMRO $31,000 Facility are the two vessel-owning subsidiaries that own the two vessels and Star Bulk Carriers Corp. is the guarantor. The ABN AMRO $31,000 Facility is repayable in 18 consecutive, quarterly installments, commencing three months after the initial borrowings in October 2011. The first 14 installments amount to $1,400 each and the remaining four installments amount to $625 each, and a final balloon payment of $8,900 is payable together with the last installment at the maturity date of January 2016.

On March 16, 2012, the Company and ABN AMRO amended the ABN AMRO $31,000 Facility under a first supplemental agreement (the “ABN $31,000 First Supplemental”). On April 2, 2013, the Company and ABN AMRO signed a second supplemental agreement (the “ABN $31,000 Second Supplemental” and, together with the ABN First Supplemental, the “ABN $31,000 Supplementals”). Under the ABN $31,000 Supplementals, the Company agreed to (i) revise the financial covenants until December 31, 2014, (ii) not pay dividends until December 31, 2014, and (iii) increase the margin by 50 bps, beginning on March 31, 2013, until the time the Company was able to raise at least $30,000 of additional equity. The Company paid the increased margin of 50 bps from March 31, 2013 until July 26, 2013, upon the completion of the Company’s rights offering which resulted in net proceeds of $77,898 after deducting offering expenses of $2,167 (Note 10).

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

9.	Long-term debt- (continued):

e)	HSH Nordbank AG $64,500 Facility:

On October 3, 2011, the Company entered into a $64,500 secured term loan agreement (the “HSH Nordbank $64,500 Facility”) with HSH Nordbank AG (“HSH Nordbank”) to repay, together with cash on hand, certain existing debt. The borrowers under the HSH Nordbank $64,500 Facility are the vessel-owning subsidiaries that own the Star Cosmo, Star Kappa, Star Sigma, Star Omicron and Star Ypsilon, and Star Bulk Carriers Corp. is the guarantor. The borrowing under this new loan agreement together with $5,326 in cash was used to repay in full the Company’s indebtedness under its old loan agreements with Piraeus Bank S.A.; a term loan of $150,000 dated April 14, 2008 and a term loan of $35,000 dated July 1, 2008, in 2011. This facility consists of two tranches. The first tranche of $48,500 (the “Supramax Tranche”) is repayable in 20 quarterly consecutive installments of $1,250 commencing in January 2012 and a final balloon payment of $23,500 payable at the maturity date of September 2016. The second tranche of $16,000 (the “Capesize Tranche”) was repayable in 12 consecutive, quarterly installments of $1,333, commencing in January 2012 and matured in September 2014.

The Company and HSH Nordbank signed a supplemental agreement (the “HSH Nordbank $64,500 Supplemental”) on July 17, 2013. Under the HSH Nordbank $64,500 Supplemental, the Company agreed to (i) defer a minimum of approximately $3,500 payments from January 1, 2013 until December 31, 2014, (ii) prepay HSH Nordbank $6,590 with pledged cash already held by HSH Nordbank, of which $3,500 was applied against the balloon payment of Supramax Tranche and $3,090 was applied pro rata against the eight quarterly repayment installments of the Supramax Tranche, starting with the scheduled repayment date in January 2013, (iii) amend some of the financial covenants until December 31, 2014, (iv) raise $20,000 in equity (which condition was satisfied after the completion of the Company’s rights offering in July 2013, which resulted in gross proceeds of $80,065 and its underwritten public offering in October, 2013, which resulted in gross proceeds of $70,840 (Note 10)), (v) increase the loan margins from January 1, 2013 until December 31, 2014, (vi) include a semi-annual cash sweep mechanism, under which all earnings of the mortgaged vessels after operating expenses, dry docking provision, general and administrative expenses and debt service, if any, are to be used as prepayment to the balloon payment of the Supramax Tranche, and (vii) not pay any dividends until December 31, 2014 or later in case of a covenant breach. When the Company sold the Star Sigma in April 2013, the HSH Nordbank $64,500 Supplement also required the Company to use the proceeds from the sale to fully prepay the balance of the Capesize Tranche and use the remaining vessel sale proceeds of $4,123 to prepay a portion of the Supramax Tranche. As a result, the next seven scheduled quarterly installments commencing in April 2013 were reduced pro rata according to the prepayment from $813 to $224.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

9.	Long-term debt- (continued):

f)	HSH Nordbank AG $35,000 Facility:

On February 6, 2014, the Company entered into a new $35,000 secured term loan agreement (the “HSH Nordbank $35,000 Facility”) with HSH Nordbank AG. The borrowings under this new loan agreement were used to partially finance the acquisition of second-hand vessels Star Challenger and Star Fighter. The HSH Nordbank $35,000 Facility is secured by a first priority mortgage over the financed vessels. The borrowers under the HSH Nordbank $35,000 Facility are the two vessel-owning subsidiaries that own the two vessels and Star Bulk Carriers Corp. is the guarantor. This facility matures in February 2021 and is repayable in 28 equal, consecutive, quarterly installments, commencing in May 2014, of $312.5 and $291.7 for the Star Challenger and Star Fighter, respectively, and a final balloon payment of $8,750 and $9,332.4, payable together with the last installments, for Star Challenger and Star Fighter, respectively.

g)	Deutsche Bank AG $39,000 Facility:

On March 14, 2014, the Company entered into a new $39,000 secured term loan agreement with Deutsche Bank AG (the “Deutsche Bank $39,000 Facility”). The borrowings under this new loan agreement were used to partially finance the acquisition of the vessels Star Sirius and Star Vega. The Deutsche Bank $39,000 Facility is secured by a first priority mortgage over the financed vessels. The borrowers under the Deutsche Bank $39,000 Facility are the two vessel-owning subsidiaries that own the two vessels and Star Bulk Carriers Corp. is the guarantor. This facility consists of two tranches of $19,500 each and matures in March 2021. Each tranche is repayable in 28 equal, consecutive, quarterly installments of $390 each commencing in June 2014, and a final balloon payment of $8,580 payable at maturity.

h)	Assumed debt as part of the Merger and the Pappas Transactions:

As a result of the July 2014 Transactions, the Company assumed, on July 11, 2014, an additional $208,237 aggregate principal amount consisting of the following debt agreements:

1)	ABN $87,458 Facility

On August 1, 2013, Oceanbulk Shipping entered into a $34,458 credit facility with ABN AMRO, N.V. (the “ABN AMRO $87,458 Facility”) in order to partially finance the acquisition cost of the vessels Obelix and Maiden Voyage. The loans under the ABN AMRO $87,458 Facility were available in two tranches of $20,350 and $14,108. On August 6, 2013, Oceanbulk Shipping drew down the available tranches. On December 18, 2013, the ABN AMRO $87,458 Facility was amended to add an additional loan of $53,000 to partially finance the acquisition cost of the vessels Big Bang, Strange Attractor, Big Fish and Pantagruel. On December 20, 2013, Oceanbulk Shipping drew down the available tranches. The tranche under the ABN AMRO $87,458 Facility relating to vessel Obelix matures in September 2017, the one relating to vessel Maiden Voyage matures in August 2018 and those relating to vessels Big Bang, Strange Attractor, Big Fish and Pantagruel mature in December 2018. The tranches are repayable in quarterly consecutive installments ranging between $248 to $550 and a final balloon payment for each tranche at maturity, ranging between $2,500 and $12,813. The ABN AMRO $87,458 Facility is secured by a first-priority ship mortgage on the financed vessels, general assignments, charter assignments and, operating account assignments and was guaranteed by Oceanbulk Shipping LLC. Following the completion of the Merger, Star Bulk Carriers Corp. replaced Oceanbulk Shipping as guarantor of the ABN AMRO $87,458 Facility.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

9.	Long-term debt- (continued):

h)	Assumed debt as part of the Merger and the Pappas Transactions-(continued):

2)	Deutsche Bank $85,000 Facility

On May 20, 2014, Oceanbulk Shipping entered into a loan agreement with Deutsche Bank AG Filiale Deutschlandgeschaft for the financing of an aggregate amount of $85,000 (the “Deutsche Bank $85,000 Facility”), in order to partially finance the construction cost of Magnum Opus, Peloreus and Leviathan. Each tranche matures five years after the drawdown date. The applicable tranches were drawn down concurrently with the deliveries of the financed vessels, in May, July and September 2014, respectively. Each loan is subject to 19 quarterly amortization payments equal to 1/60th of the loan amount, with the 20th payment equal to the remaining amount outstanding on the loan. The Deutsche Bank $85,000 Facility is secured by first priority cross-collateralized ship mortgages on the financed vessels, charter assignments and insurance and earnings assignments, and was originally guaranteed by Oceanbulk Shipping. On July 4, 2014, an amendment to the Deutsche Bank $85,000 Facility was executed in order to add ITF International Transport Finance Suisse AG as a lender and replace Oceanbulk Shipping with Star Bulk Carriers Corp. as guarantor of this facility.

3)	HSBC $86,600 Facility

On June 16, 2014, Oceanbulk Shipping entered into a loan agreement with HSBC Bank plc. (the “HSBC $86,600 Facility”) for the financing of an aggregate amount of $86,600, to partially finance the acquisition cost of the second hand vessels Kymopolia, Mercurial Virgo, Pendulum, Amami and Madredeus. The loan, which was drawn in June 2014, matures in May 2019 and is repayable in 20 quarterly installments, commencing three months after the drawdown, of $1,555 plus a balloon payment of $55,500 due together with the last installment. The HSBC $86,600 Facility is secured by a first priority mortgage over the financed vessels and general and specific assignments and was originally guaranteed by Oceanbulk Shipping. On September 11, 2014, a supplemental agreement to the HSBC $86,600 Facility was executed in order to replace Oceanbulk Shipping with Star Bulk Carriers Corp. as guarantor of the HSBC $86,600 Facility.

4)	CEXIM $57,360 Facility

On June 26, 2014, Oceanbulk Shipping entered into a loan agreement with the Export-Import Bank of China (the “CEXIM $57,360 Facility”) for the financing of an aggregate amount of $57,360, which will be available in two tranches of $28,680 each, to partially finance the construction cost of two Capesize bulk carriers currently under construction at SWS (Hulls HN 1312 (tbn Bruno Mars) and HN 1313 (tbn Jenmark)), with expected delivery in April and May 2015, respectively. Each tranche will mature ten years from the delivery date of the last delivered financed vessel and will be repayable in 20 semi-annual installments of $1,147 plus a balloon payment of $5,736, with the first installment being due on the first January 21 or July 21 six months after the delivery of each vessel. The CEXIM $57,360 Facility will be secured by first priority cross-collateralized ship mortgages on the financed vessels, charter assignments and insurance and earnings assignments, and is guaranteed by Oceanbulk Shipping.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

9.	Long-term debt- (continued):

h)	Assumed debt as part of the Merger and the Pappas Transactions-(continued):

5)	HSBC $20,000 Dioriga Facility

On April 14, 2014, Dioriga Shipping Co. entered into a loan agreement with HSBC Bank plc (the “HSBC $20,000 Dioriga Facility”) for $20,000 to partially finance the construction cost of Tsu Ebisu, which was delivered in April 2014. The HSBC $20,000 Dioriga Facility will mature in March 2019 and will be repayable in 20 quarterly installments of $350 each, commencing three months after the drawdown, plus a balloon payment of $13,000 due together with the last installment. The HSBC $20,000 Dioriga Facility is secured by a first priority mortgage over the financed vessel and general and specific assignments. On October 3, 2014, a supplemental agreement to the HSBC $20,000 Dioriga Facility was executed in order for Star Bulk Carriers Corp. to become the guarantor of the HSBC $20,000 Dioriga Facility and to include covenants similar to those of the Company’s other vessel financing facilities.

During July 2014, the Company obtained the consent of the various relevant lenders to complete the July 2014 Transactions.

i)	NIBC $32,000 Facility:

On November 7, 2014, the Company and NIBC Bank N.V. entered into an agreement with respect to a credit facility (the “NIBC $32,000 Facility”) for the financing of an aggregate amount of $32,000, which will be available in two tranches of $16,000, to partially finance the construction cost of two Ultramax bulk carriers currently under construction by Japan Marine United Corporation (Hulls HN 5040 (tbn Star Acquarius) and HN 5043 (tbn Star Pisces)), with expected delivery in May and July 2015, respectively. The facility will mature in November, 2020. Each tranche is expected to be drawn concurrently with the delivery of the relevant vessel and will be repayable in consecutive quarterly installments of $267.5, commencing three months after the drawdown, plus a balloon payment of $10,382.5, for each of HN 5040 (tbn Star Acquarius) and HN 5043 (tbn Star Pisces), both due in November 2020. The NIBC $32,000 Facility is secured by a first priority cross collateralized mortgage over the financed vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

9.	Long-term debt- (continued):

j)	BNP $32,480 Facility:

On July 31, 2014, Positive Shipping Company, a subsidiary of Star Bulk following the completion of the Pappas Transaction, executed a binding term sheet with BNP Paribas (the “BNP $32,480 Facility”) for the financing of an amount up to $32,500 to partially finance the construction cost of its Capesize bulk carrier under construction by Japan Marine United Corporation (Hull HN 5016, tbn Indomitable). Definitive agreement relating to this facility was executed on December 3, 2014 and the amount of $32,480 was drawn in December 2014, in anticipation of the delivery of the Indomitable to the Company on January 8, 2015 (Note 20). The facility will be repaid in 20 equal, consecutive, quarterly principal payments of $537.2 each, with the first becoming due and payable three months from the drawdown date and a balloon installment of $21,737 payable simultaneously with the 20th installment, which is due in December 2019. The BNP $32,480 Facility is secured by a first priority mortgage over the financed vessel and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

k)	Excel Vessel Bridge Facility (Note 3 and Note 20):

On August 19, 2014, the Company, through Unity Holdings LLC (“Unity”), a fully owned subsidiary, entered into a $231,000 Senior Secured Credit Agreement, among Unity, as Borrower, the initial lenders named therein, as Initial Lenders, affiliates of Oaktree and Angelo Gordon as Lenders, and Wilmington Trust National Association, as Administrative Agent. The Company has used borrowings under the Excel Vessel Bridge Facility to fund portion of the cash consideration for the Excel Vessels. The Excel Vessel Bridge Facility is secured (i) by a first priority mortgage on all the Excel Vessels, except those that have been refinanced by the DNB $120,000 Facility and the Citi Facility (see below o) and r)) and financed by the DVB $24,750 Facility (see below l)); and (ii) by a second priority mortgage on those vessels financed by the Excel Vessel CiT Facility (see below m). The Excel Vessel Bridge Facility matures in February 2016, with mandatory prepayments of $6,000, each due in March, June and September 2015. Unity, Star Bulk, and each individual vessel-owning subsidiary of Unity are guarantors under the Excel Vessel Bridge Facility. As of December 31, 2014, 28 of the Excel Vessels had been delivered to the Company, and an amount of $195,914 had been drawn under the Excel Vessel Bridge Facility, of which an amount of $139,753 was prepaid from proceeds from the Citi Facility and the DNB $120,000 Facility (discussed below), with such prepayment being applied in direct order of maturity according to the provisions of the Excel Vessel Bridge Facility (Note 20f).

As of December 31, 2014, the classification of the Excel Vessel Bridge Facility, in the accompanying balance sheet was made according to the repayment schedules of the Citi Facility and DNB $120,000 Facility.

l)	DVB $24,750 Facility:

On October 31, 2014, as part of the Excel Transactions, the Company acquired 100% of the equity interests of Christine Shipco LLC, which is the owner of the vessel Christine (tbr Star Martha), one of the 34 Excel Vessels. In order to finance this acquisition, the Company entered into a credit facility with DVB Bank SE, Frankfurt (the “DVB $24,750 Facility”). Definitive documentation for the DVB $24,750 Facility was signed on October 30, 2014, and on October 31, 2014 the Company drew $24,750 to pay Excel the related cash consideration. The DVB $24,750 Facility will be repaid in 24 consecutive, quarterly principal payments of $900 for each of the first four quarters and of $450 for each of the remaining 20 quarters, with the first becoming due and payable three months from the drawdown date, and a balloon payment of $12,150 payable simultaneously with the last quarterly installment, which is due in October 2020. The DVB $24,750 Facility is secured by a first priority pledge of the membership interests of the Christine Shipco LLC and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

9.	Long-term debt- (continued):

m)	Excel Vessel CiT Facility:

On December 9, 2014, the Company entered into a new credit facility with CiT Finance LLC (the “Excel Vessel CiT Facility”) for an amount up to $30,000 to partially finance the acquisition of 11 of the older Excel Vessels. The Excel Vessel CiT Facility is secured on a first-priority basis by these 11 vessels, which the Company has acquired or is acquiring under the Excel Vessel Purchase Agreement, consisting of nine Panamax and two Handymax vessels (the “Excel Collateral Vessels”). Pursuant to an intercreditor agreement executed among the lenders under the Excel Vessel Bridge Facility and Excel Vessel CiT Facility, the Excel Collateral Vessels will also secure the Excel Vessel Bridge Facility on a second-priority basis. The Company drew $30,000 under the Excel Vessel CiT Facility on December 10, 2014. The borrowers under the Excel Vessel CiT Facility are the various vessel-owning subsidiaries that own the Excel Collateral Vessels and Star Bulk Carriers Corp. will be the guarantor. The Excel Vessel CiT Facility will mature in December 2016 and will be subject to quarterly amortization payments of $500, commencing on March 31, 2015, with a balloon payment equal to the outstanding amount under the Excel Vessel CiT Facility payable simultaneously with the last quarterly installment.

n)	Sinosure Facility:

On December 22, 2014, the Company executed a binding term sheet with Deutsche Bank (China) Co., Ltd. Beijing Branch and HSBC Bank plc (the “Sinosure Facility”) for the financing of an aggregate amount of up to $156,453 to partially finance the construction cost of eight of its Ultramax bulk carriers (Hulls HN NE 164 (tbn Honey Badger), HN NE 165 (tbn Wolverine), HN NE 196 (tbn Star Antares), HN NE 197 (tbn Star Lutas), HN 1080 (tbn Kennadi), HN 1081 (tbn Mackenzie), HN 1082 (tbn Night Owl), HN 1083 (tbn Early Bird)) (the “Sinosure Financed Vessels”), which are currently under construction by Jiangsu Yangzijiang Shipbuilding Co. Ltd and Nantong COSCO KHI Ship Engineering Co. Ltd., with expected deliveries between February 2015 and November 2015. The financing will be available in eight separate tranches, one for each Sinosure Financed Vessel, and will be credit insured (95%) by China Export & Credit Insurance Corporation. The final loan documentation was signed on February 11, 2015 (Note 20). Each tranche, which will be documented by a separate credit agreement, will mature twelve years after each drawdown and will be repaid in 48 equal and consecutive quarterly installments. The Sinosure Facility will be secured by a first priority cross collateralized mortgage over the Sinosure Financed Vessels and general and specific assignments and will be guaranteed by Star Bulk Carriers Corp.

o)	Citi Facility:

On December 22, 2014, the Company entered into a new credit facility with Citibank, N.A., London Branch (the “Citi Facility”) to provide financing in an amount of up to $100,000, in lieu of the Excel Vessel Bridge Facility, in connection with the acquisition of vessels Sandra (tbr Star Pauline), Lowlands Beilun (tbr Star Despoina), Star Angie, Star Sophia, Star Georgia, Star Kamila and Iron Kalypso (tbr Star Nina), which are seven of the Excel Vessels the Company has acquired or is acquiring (the “Citi Financed Excel Vessels”). The first tranche of $51,477.5 was drawn on December 23, 2014, and the second tranche of $42,627.5 was drawn on January 21, 2015. The Company used amounts drawn under the Citi Facility to repay portion of the Excel Vessel Bridge Facility in respect of those Citi Financed Excel Vessels. The Citi Facility matures on December 30, 2019. The Citi Facility will be repaid in 20 equal, consecutive, quarterly principal payments of $3,388, with the first installment due on March 30, 2015, with a balloon installment of $26,349 payable simultaneously with the 20th quarterly installment. The Citi Facility is secured by a first priority mortgage over the Citi Financed Excel Vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

9.	Long-term debt- (continued):

p)	Heron Vessels Facility:

In November 2014, the Company entered into a secured term loan agreement with CiT Finance LLC, in the amount of up to $25,311 (the “Heron Vessels Facility”), in order to partially finance the acquisition cost of the two Heron Vessels, Star Gwyneth and Star Angelina. The drawdown of the financed amount incurred in December 2014, when the Company took delivery of the Heron Vessels. The facility matures on June 30, 2019, and is repayable in 19 equal consecutive, quarterly principal payments of $744.4 (with the first becoming due and payable on December 31, 2014), with a balloon installment payable at maturity equal to the then outstanding amount of the loan. The facility is secured by a first priority mortgage over the financed vessels and general and specific assignments and is guaranteed by Star Bulk Carrier Corp.

q)	DNB $120,000 Facility:

On December 29, 2014, the Company entered into an agreement with DNB Bank ASA as facility agent, security agent account bank and bookrunner, DNB Bank ASA, NIBC Bank N.V and Skandinaviska Enskilda Banken AB as original lenders, mandated lead arrangers and hedge counterparties (the “DNB $120,000 Facility”), to provide financing for up to $120,000, in lieu of the Excel Vessel Bridge Facility, in connection with the acquisition of vessels Star Nasia, Iron Beauty (tbr Star Monisha), Star Eleonora, Star Danai, Star Renee, Star Markella, Star Laura, Star Moira, Ore Hansa (tbr Star Jennifer), Star Mariella, Star Helena and Star Maria, which are twelve of the Excel Vessels the Company has acquired (the “DNB Financed Excel Vessels”). The Company drew $88,275 on December 30, 2014, $9,515 in January, 2015, and $9,507 in February 2015 (Note 20). The Company used amounts drawn under the DNB $120,000 Facility to repay portion of the amounts drawn under the Excel Vessel Bridge Facility relating to the DNB Financed Excel Vessels. The DNB $120,000 Facility matures in December 2019 and is repayable in 20 equal, consecutive, quarterly principal payments of $4,374, with the first installment due in March 2015, and a balloon installment of $29,160 payable simultaneously with the 20th installment. The DNB $120,000 Facility is secured by a first priority mortgage over the DNB Financed Excel Vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

r)	Issuance of the 8.00% 2019 Notes:

On November 6, 2014, the Company issued $50,000 aggregate principal amount of 8.00% Senior Notes due 2019 (the “2019 Notes”). The net proceeds were $48,425. The 2019 Notes mature in November 2019 and are senior, unsecured obligations of Star Bulk Carriers Corp. The 2019 Notes are not guaranteed by any of the Company’s subsidiaries.

The 2019 Notes bear interest at a rate of 8.00% per year, payable quarterly in arrears on each February 15, May 15, August 15 and November 15, commencing on February 15, 2015.

The Company may redeem the 2019 Notes, in whole or in part, at any time on or after November 15, 2016 at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Prior to November 15, 2016, the Company may redeem the 2019 Notes, in whole or in part, at a price equal to 100% of their principal amount plus a make-whole premium and accrued and unpaid interest to the date of redemption. In addition, the Company may redeem the 2019 Notes in whole, but not in part, at any time, at a redemption price equal to 100% of their principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, if certain events occur involving changes in taxation.

The indenture governing the 2019 Notes contains customary terms and covenants, including that upon certain events of default occurring and continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the 2019 Notes then outstanding may declare the entire principal amount of all the 2019 Notes plus accrued interest, if any, to be immediately due and payable. Upon certain change of control events, the Company is required to offer to repurchase the 2019 Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption. If the Company receives net cash proceeds from certain asset sales and does not apply them within a specified deadline, the Company will be required to apply those proceeds to offer to repurchase the 2019 Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

9.	Long-term debt- (continued):

The Company’s outstanding credit facilities generally contain customary affirmative and negative covenants, on a subsidiary level, including limitations to:

•	incur additional indebtedness, including the issuance of guarantees;

•	create liens on its assets;

•	change the flag, class or management of its vessels or terminate or materially amend the management agreement relating to each vessel;

•	sell its vessels;

•	merge or consolidate with, or transfer all or substantially all its assets to, another person; or

•	enter into a new line of business.

In addition, under certain of its loan agreements, the Company is not allowed to pay dividends or distributions until the later of i) March 31, 2015 and ii) the repayment of the deferred amounts under Commerzbank $120,000 and $26,000 facilities. In any event, the Company may not pay dividends or distributions if an event of default has occurred and is continuing or would result from such dividend or distribution.

Furthermore, the Company’s credit facilities contain financial covenants requiring the Company to maintain various financial ratios, including:

•	a minimum percentage of aggregate vessel value to loans secured;

•	a maximum ratio of total liabilities to market value adjusted total assets;

•	a minimum EBITDA to interest coverage ratio;

•	a minimum liquidity; and

•	a minimum equity ratio

As of December 31, 2014, the Company was required to maintain minimum liquidity, not legally restricted, of $35,400, which is included within “Cash and cash equivalents” in the accompanying 2014 balance sheet. In addition, as of December 31, 2013 and 2014, the Company was required to maintain minimum liquidity, legally restricted, of $2,482 and $13,972, respectively, which is included within “Restricted cash” in the accompanying balance sheets. An amount of $9,250 representing minimum liquidity, not legally restricted, as of December 31, 2013, was initially classified as “Restricted cash” in the prior year financial statements. The Company has reclassified this amount from “Restricted cash” to “Cash and cash equivalents” in the accompanying 2013 balance sheet.

As of December 31, 2013 and 2014, the Company was in compliance with the applicable financial and other covenants contained in its debt agreements, including the Excel Vessel Bridge Facility and the 2019 Notes.

The weighted average interest rate related to the Company’s existing debt (including the margin) as of December 31, 2012, 2013 and 2014 was 2.92%, 3.34% and 3.53%, respectively.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

9.	Long-term debt- (continued):

The principal payments required to be made after December 31, 2014, for all the then outstanding debt, are as follows:

Years	Amount
December 31, 2015	$96,485
December 31, 2016	229,040
December 31, 2017	69,894
December 31, 2018	126,895
December 31, 2019	283,366
December 31, 2020 and thereafter	56,113
Total (including Excel Vessel Bridge Facility and 8.00% 2019 Notes)	$861,793
Excluding Excel Vessel Bridge Facility presented separately in the balance sheet (Note 3)	56,161
Excluding 8.00% 2019 Notes	50,000
Total Long term debt	$755,632
Long term debt – current portion	$88,317
Long term debt – non-current portion	$667,315

At December 31, 2014, all of the Company’s owned vessels, having a net carrying value of $1,441,086, were subject to first-priority mortgages as collateral to its loan facilities and eight of the Company’s owned vessels, having a net carrying value of $57,967 were also subject to second-priority mortgages as collateral to its loan facilities, as described in (k) and (m) above.

All of the Company’s bank loans bear interest at LIBOR plus a margin. The amounts of “Interest and finance costs” included in the accompanying consolidated statements of operations are analyzed as follows

	2012	2013	2014
Interest on long term debt	$7,167	$6,786	$15,362
Less: Interest capitalized	—	(633)	(7,838)
Reclassification adjustments of interest rate swap loss transferred to Interest and finance costs from Other comprehensive loss	—	—	1,055
Amortization of deferred finance charges	502	522	681
Other bank and finance charges	169	139	315
Interest and finance costs	$7,838	$6,814	$9,575

In connection with the partial prepayment of Excel Vessel Bridge Facility, an amount of $652 of unamortized deferred finance charges, was written off and included under “Loss on debt extinguishment” in the accompanying consolidated statement of operations for the year ended December 31, 2014.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

10.	Preferred, Common Stock and Additional paid in capital:

Preferred Stock: Star Bulk is authorized to issue up to 25,000,000 shares of preferred stock, $0.01 par value with such designations, as voting, and other rights and preferences, as determined by the Board of Directors. As of December 31, 2013 and 2014 the Company had not issued any preferred stock.

Common Stock: Star Bulk was authorized to issue 100,000,000 registered common shares, par value $0.01. On November 23, 2009, at the Company’s annual meeting of shareholders, the Company’s shareholders voted to approve an amendment to the Amended and Restated Articles of Incorporation increasing the number of common shares that the Company is authorized to issue from 100,000,000 registered common shares, par value $0.01 per share, to 300,000,000 registered common shares, par value $0.01 per share.

Each outstanding share of the Company’s common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to ratably receive all dividends, if any, declared by the Company’s board of directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of the Company’s securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which the Company may issue in the future.

15-for-1 reverse stock split: Effective as of the opening of trading on October 15, 2012, the Company affected a one-for-fifteen reverse stock split of its common shares. The reverse stock split was approved by the Company’s shareholders at the Company’s 2012 Annual General Meeting of Shareholders, held on September 7, 2012. The reverse stock split reduced the number of the Company’s common shares from 81,012,403 to 5,400,810 and affected all issued and outstanding common shares. No fractional shares were issued in connection to the reverse split. Shareholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share.

Share re-purchase Plan: On February 23, 2010, the Company’s Board of Directors adopted a stock repurchase plan for up to $30,000 to be used for repurchasing the Company’s common shares until December 31, 2011. All repurchased shares would be cancelled and removed from the Company’s share capital.

On August 10, 2011, the Company’s Board of Directors decided to reinstate the share repurchase plan with the limitation of acquiring up to a maximum amount of $3,000 of Company’s shares, at a maximum price of $19.5 per share. On November 9, 2011 the Company’s Board of Directors extended the duration of the share repurchase plan until December 31, 2012.

During the year ended December 31, 2012, the Company repurchased and cancelled 61,730 treasury shares, which were repurchased in the open market for an aggregate purchase price of $860, pursuant to the terms of Company’s existing share repurchase plan. As of December 31, 2012, the Company had $2,140 of remaining capacity under the plan.

On July 25, 2013, pursuant to a rights offering, approved by the Company’s Board of Directors in April 2013, the Company issued 15,338,861 shares of common stock, which resulted in net proceeds of $77,898 after deducting offering expenses of $2,167. The proceeds were primarily used for orders for fuel-efficient dry bulk vessels with some of the proceeds being reserved for working capital and general corporate purposes.

On October 7, 2013, the Company offered 8,050,000 common shares, in a primary underwritten public offering price of $8.80 per share less underwriters’ discount. The sale of shares by the Company resulted in net proceeds of $68,124 after deducting offering expenses of $2,716. The Company used the net proceeds from this offering for the partial funding of newbuilding vessels, for vessel acquisitions, and for general corporate purposes.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

10.	Preferred, Common Stock and Additional paid in capital – (continued):

As disclosed in Note 14 below, during the year ended December 31, 2013, the Company issued: (i) 239,333 common shares in connection with its 2013 Equity Incentive Plan; (ii) 12,000 common shares, which were granted to a former director of the Company; and (iii) 18,667 common shares to the former Chief Executive Officer of the Company, representing the second and the third installments of his minimum guaranteed incentive award in accordance with his consultancy agreement (Note 3).

In July 2014, the Company issued as consideration 54,104,200 common shares in the July 2014 Transactions, consisting of 48,395,766 common shares for the Merger, 3,592,728 common shares for the acquisition of the Pappas Companies and 2,115,706 common shares as partial consideration for the acquisition of the Heron Vessels (Note 1).

As disclosed in Note 3 above, 22,598 common shares were issued during the year ended December 31, 2014, as part of the consideration for the acquisition of 33% of the total outstanding common stock of Interchart.

As disclosed in Note 14 below, during the year ended December 31, 2014, the Company issued: (i) 394,167 common shares in connection with its 2014 Equity Incentive Plan; (ii) 8,000 common shares, which were granted to certain directors of the Company; (iii) 9,333 common shares to the Company’s former Chief Executive Officer, representing the first installment of his minimum guaranteed incentive award in accordance with his consultancy agreement; and (iv) 168,842 the Company’s former Chief Executive Officer pursuant to a termination agreement dated July 31, 2014 (Note 3).

In August 2014, the Company agreed to issue the Excel Vessel Share Consideration of 29,917,312 common shares under the terms of the Excel Transactions. As of December 31, 2014, the Company had issued 25,659,425 common shares as part of the Excel Vessel Share Consideration (Note 1 and Note 5).

11.	Other operational gain:

For the year ended December 31, 2012, other operational gain totaled $3,507, mainly consisting of $2,514 and $157, which represented non-recurring revenues from the settlement of two commercial claims (Note 17.1 (a) and (b)) and a gain from a hull & machinery claim amounting to $812.

For the year ended December 31, 2013, other operational gain totaled $3,787, mainly consisting of $2,500 and $177 paid to the Company, in connection with the settlement of two commercial claims (Note 17.1 (a) and (b)) and $1,030 regarding a gain from a hull and machinery claim.

On June 28, 2013, the Company received a letter from the receivers of STX Pan Ocean Co. Ltd., or STX, terminating the charter agreement for the vessel Star Borealis, effective immediately. Star Borealis was on time charter at an average gross daily charter rate of $24.75 for the period from September 11, 2011 until July 11, 2021. On September 11, 2014, Star Bulk agreed the settlement of a claim for damages and due hire brought by its subsidiary, Star Borealis LLC (“Star Borealis”) arising from the repudiation of the long-term time charter by charterer STX, which claim had been filed with the Seoul Central District Court, Korea, (the “Settled Claim”). Star Borealis negotiated, sold and assigned the rights to the Settled Claim to an unrelated third party for consideration of $8,016, which was received on October 3, 2014. The Company recorded in 2014 a gain of approximately $9,377 including the extinguishment of a $1,361 liability related to the amount of fuel and lubricants remaining on board of the vessel Star Borealis at the time of the charter repudiation.

In addition, other operational gain for the year ended December 31, 2014, includes $456 relating to a gain from a hull and machinery insurance claim and a gain from a protection and indemnity claim, as well as $170 relating to a rebate from the Company’s previous manning agent.

12.	Other operational loss:

On September 29, 2010, the Company entered into an agreement with a third party to sell 45% of its interests in any future proceeds related to the recovery of certain of the commercial claims for consideration of $5,000 (Note 17.1. (a)). During the year ended December 31, 2012, the Company came to a legal settlement over a legal case included in the above agreement and paid the third party 45% of the proceeds from that settlement. As a result, for the year ended December 31, 2012, other operational loss of $1,226 mainly consists of $1,131 for the expense incurred by the Company towards the above third party.

Similarly, for the year ended December 31, 2013, other operational loss totaled $1,125, representing the expense incurred by the Company to a third party in connection to the settlement of a commercial claim, based on the same agreement.

For the year ended December 31, 2014, other operational loss totaled $94.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

13.	(Loss)/ Earnings per share:

All shares issued (including the restricted shares issued under the Company’s equity incentive plan) are the Company’s common stock and have equal rights to vote and participate in dividends. The restricted shares issued under the Company’s equity incentive plans are subject to forfeiture provisions set forth in the applicable award agreement. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. For the years ended December 31, 2012 and 2014, and on the basis that the Company incurred losses, the effect of 18,667 and 394,167 non-vested shares, respectively, would be anti-dilutive, and “Basic loss per share” equals “Diluted loss per share”. The weighted average diluted common shares outstanding for the year ended December 31, 2013 included the effect of 65,045 incremental shares assumed to be issued under the treasury stock method, excluding 3,404 incremental shares due to their anti-dilutive effect.

The Company calculates basic and diluted losses per share as follows:

	2012	2013	2014
(Loss) / Income:
Net (loss) / income	$(314,521)	$1,850	$(11,723)

Basic (loss) / earnings per share:
Weighted average common shares outstanding, basic	5,393,131	14,051,344	58,441,193
Basic (loss) / earnings per share	$(58.32)	$0.13	$(0.20)

Effect of dilutive securities:
Dillutive effect of non vested shares	—	65,045	—
Weighted average common shares outstanding, diluted	5,393,131	14,116,389	58,441,193

Diluted (loss) / earnings per share	$(58.32)	$0.13	$(0.20)

14.	Equity Incentive Plan:

On March 21, 2013, the Company’s Board of Directors adopted the 2013 Equity Incentive Plan and reserved for issuance 240,000 common shares thereunder. The Plan is designed to provide certain key persons, whose initiative and efforts are deemed to be important to the successful conduct of the business of the Company with incentives to enter into and remain in the service of the Company, acquire an interest in the success of the Company, maximize their performance and enhance the long-term performance of the Company. As of December 31, 2014, all of the respective shares have been granted and vested.

On March 21, 2013, 239,333 restricted common shares were granted to certain directors, officers, employees of the Company, the respective shares were issued on September 11, 2013, and vested on March 21, 2014. Additionally, on March 21, 2013, 12,000 restricted common shares were granted to a Company’s former director, the respective shares vested immediately and were issued on June 27, 2013. The fair value of each share was $6.46 and was determined by reference to the closing price of the Company’s common stock on the grant date.

On February 20, 2014, the Company’s Board of Directors adopted the 2014 Equity Incentive Plan (the “2014 Plan”) and reserved for issuance 430,000 common shares thereunder. The terms and conditions of the 2014 Plan are substantially similar to the terms and conditions of Company’s previous equity incentive plans.

On February 20, 2014, 394,167 restricted common shares were granted to certain directors, officers and employees of the Company, which will vest on March 20, 2015. Additionally, on February 20, 2014, 8,000 restricted common shares were granted to certain directors of the Company, which vested immediately. The fair value of each share was $10.86, based on the closing price of the Company’s common shares on the grant date. The shares were issued in May 2014 along with 9,333 common shares to the Company’s former Chief Executive Officer, representing the first installment of his minimum guaranteed incentive award in accordance with his consultancy agreement (Note 3).

On August 4, 2014, the Company issued an aggregate of 168,842 common shares to its former Chief Executive Officer and current Non-Executive Chairman, in accordance with the terms of an agreement to terminate his consultancy agreement, effective July 31, 2014 (Note 3). The fair value of each share was $10.71, based on the closing price of the Company’s common stock on the grant date, the date of the release agreement. In addition, as a result of the termination agreement, the second and the third installments of his minimum guaranteed incentive award under his consultancy agreement of 9,333 and 9,334, which would vest on May 3, 2015 and 2016, respectively, were cancelled.

On July 11, 2014, 15,000 common shares were granted to two of the Company’s directors and vested on the same date. The Company plans to issue the respective shares in 2015. The fair value of each share was $12.03, based on the closing price of the Company’s common shares on the grant date.

Vesting of all non-vested shares is conditional upon the grantee’s continued service as an employee of the Company or as a director until the applicable vesting date. The grantee does not have the right to use such non-vested shares for voting until these shares vest or exercise any right as a shareholder of these shares. The issued and non-vested shares, however, pay dividends as declared. The dividends of these shares are forfeitable. For the years ended December 31, 2012, 2013 and 2014, the Company paid no dividends on non-vested shares.

The Company expects that there will be no forfeitures of non-vested shares. The shares which are issued in accordance with the terms of the Company’s equity incentive plans or awards remain restricted until they vest. For the years ended December 31, 2012, 2013 and 2014, the stock based compensation cost was $1,546, $1,488 and $5,834, respectively, and is included under “General and administrative expenses” in the accompanying consolidated statement of operations.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

14.	Equity Incentive Plan - (continued):

A summary of the status of the Company’s non-vested shares as of December 31, 2012, 2013 and 2014, and the movement during these years, is presented below.

	Number of shares	Weighted Average Grant Date Fair Value

Unvested as at January 1, 2012	28,000	$36.75
Granted	90,667	13.50
Vested	(100,000)	15.67
Unvested as at December 31, 2012	18,667	$36.75

Unvested as at January 1, 2013	18,667	$36.75
Granted	279,333	6.43
Vested	(21,333)	19.71
Unvested as at December 31, 2013	276,667	$7.46

Unvested as at January 1, 2014	276,667	$7.46
Granted	586,009	10.85
Vested	(449,842)	8.94
Cancelation of shares due to termination agreement with former CEO	(18,667)	6.20
Unvested as at December 31, 2014	394,167	$10.86

As of December 31, 2014, there was $858 of total unrecognized compensation cost related to non-vested stock-based compensation arrangements granted under the Company’s equity incentive plans or awards. The cost is expected to be recognized over a weighted-average period of 0.22 years. The total fair value of shares vested during the years ended December 31, 2012, 2013 and 2014 was $1,386, $136 and $5,773, respectively.

15.	Accrued liabilities

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2013	2014
Audit fees	$255	$432
Legal fees	159	1,149
Other professional fees	262	350
Vessel operating and voyage expenses	1,734	8,477
Loan interest and financing fees	1,091	3,330
Total Accrued Liabilities	$3,501	$13,738

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

16.	Income taxes:

a)	Taxation on Marshall Islands Registered Companies

Under the laws of the countries of the shipowning companies’ incorporation and/or vessels’ registration, the shipowning companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes, which have been included under “Vessel operating expenses” in the accompanying statements of operations. In addition, effective January 1, 2013, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Hellenic Republic. The technical managers of the Company’s vessels , which are established in Greece under Greek Law 89/67, are responsible for the filing and payment of the respective tonnage tax on behalf the Company. These tonnage taxes for 2013 and 2014 amounted to $668 and $1,260, respectively, and have also been included under “Vessel operating expenses” in the accompanying statements of operations.

b)	Taxation on US Source Income – Shipping Income

The Company believes that it and its subsidiaries are exempt from U.S. federal income tax at 4% on U.S. source shipping income for the taxable years 2012, 2013 and 2014, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and the Company’s stock is primarily and regularly traded on an established securities market in the United States, as defined by the Internal Revenue Code (IRC) of the United States.  Under IRS regulations, a Company’s stock will be considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power of all classes of stock of the corporation entitled to vote and of the total value of the stock of the corporation, are listed on the market and (ii) (A) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one sixth of the days in a short taxable year; and (B) the aggregate number of shares of such class of stock traded on such market during the taxable year must be at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. Notwithstanding the foregoing, the treasury regulations provide, in pertinent part, that a class of the Company’s stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of the Company’s outstanding stock, (“5% Override Rule”).

17.	Commitments and Contingencies:

1)	Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. The Company’s vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the Protection and Indemnity (P&I) Association in which the Company’s vessels are entered. The Company’s vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls in respect of any policy years other than those that have already been recorded in its consolidated financial statements.

a.

In 2010, the Company commenced arbitration proceedings against Ishhar Overseas FZE of Dubai (“Ishhar”) for repudiatory breach of the charter parties due to the nonpayment of charter hires related to Star Epsilon and Star Kappa. The Company sought damages for repudiations of the charter parties due to early redelivery of the vessels as well as unpaid hire of $1,949. The Company pursued an interim award for such nonpayment of charter hire and an award for the loss of charter hire for the remaining period under the charter. Claim submissions were filed. As of December 31, 2011, the Company determined that the above amount was not recoverable and recognized a provision for doubtful receivables of $1,949.

Subsequently, a conditional settlement agreement was signed on September 5, 2012, under which the Company agreed to receive a cash payment of $5,000 in seventeen monthly installments. The first installment of $500 was received upon the execution of the settlement agreement and the next sixteen monthly installments, varying between $250 and $500, were received on the last day of each month beginning from September 30, 2012 and ending on December 31, 2013.

During the years ended December 31, 2012 and 2013, the Company received $2,514 and $2,500, respectively, under the settlement agreement, which is included under “Other operational gain” in the accompanying consolidated statements of operations for the years ended December 31, 2012 and 2013 (Note 11).

b.	In February 2011, Korea Line Corporation (“KLC”), charterer at the time of the vessels Star Gamma and Star Cosmo, commenced rehabilitation proceedings in Seoul, Korea. Under the rehabilitation plan approved by KLC’s creditors on October 14, 2011, the Company was entitled to receive $6,839, of which 37% is to be paid in cash over a period of ten years and the remaining 63% shall be converted into KLC’s shares at a rate of one common share of KLC with par value of KRW 5,000 (approx. $0.0045 using the exchange rate as of December 31, 2014, KRW/usd 0.00091) for each KRW 100,000 (approx. $0.09 using the exchange rate as of December 31, 2014, KRW/usd 0.00091) of claim. Based on the terms of the rehabilitation plan, the shares of KLC will be restricted from trading for six months. The Company does not expect that it will have either control or significant influence over KLC as a result of the shares that it is entitled to receive under the terms of the rehabilitation plan. In addition, the Company entered into a direct agreement with KLC and received $172 in October 2011 and $172 in January 2013, as part of the due hire for Star Gamma. Finally, the Company entered into two tripartite agreements with KLC and the sub-charterers of the vessels Star Gamma and Star Cosmo, under which the Company received $86 from the Star Gamma sub-charter in December 2011 and $121 in March 2012 from the Star Cosmo sub-charterer. As of December 31, 2011, the Company determined that $498 of receivables were not recoverable due to the long term time period of KLC’s rehabilitation plan and the uncertainty surrounding the continuation of KLC’s operations and recognized a corresponding provision.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

17.	Commitments and Contingencies - (continued):

1)	Legal proceedings - (continued):

On November 19, 2012, the Company received 11,502 shares (46,007 shares before split) of KLC as part of the rehabilitation plan described above for the vessel Star Gamma, which shares were sold the same date. The cash proceeds from the sale of the respective shares were $144. In December 2012, the Company also received $12 and $1 in cash, for Star Gamma and Star Cosmo, respectively, pursuant to the terms of the rehabilitation plan. The total amount of $157 is included under “Other operational gain” in the consolidated statements of operations for the year ended December 31, 2012 (Note 11). In October 2013 the Company received $167 and $10 for Star Gamma and Star Cosmo, respectively, pursuant to the terms of the rehabilitation plan, and the total amount of $177 is included under “Other operational gain” in the consolidated statements of operations for the year ended December 31, 2013 (Note 11). These amounts have been received as early payment of the cash component of the rehabilitation plan. The next tranche of 718 shares for the vessel Star Cosmo was released from lock up on June 4, 2013 and as of December 31, 2014, the shares had not been sold. In addition, in November 2013, 24,196 and 983 shares were issued pursuant to the terms of the rehabilitation plan for Star Gamma and Star Cosmo, respectively, all of which had not been sold up to December 31, 2014.

c.	On July 13, 2011, Star Cosmo was retained by the port authority in the Spanish port of Almeria and was released on July 16, 2011. According to the port authority, the vessel allegedly discharged oily water while sailing in Spanish waters in May 2011, more than two months before being retained, and related records were allegedly deficient. Administrative investigation commenced locally. The Company posted a cash collateral of €340,000 (approx. $415, using the exchange rate as of December 31, 2014, eur/usd 1.22) to guarantee the payment of fines that may be assessed in the future, and the vessel was released. The cash collateral of €340,000 was released to the Company in March 2012, after being replaced by a P&I Letter of undertaking. The fines were previously reduced by the Spanish administrative authorities to €260,000 (approx. $317, using the exchange rate as of December 31, 2014, eur/usd 1.22). Except for an amount of €60,000 (approx. $73.2, using the exchange rate as of December 31, 2014, eur/usd 1.22), which was irrevocably adjudicated in March 2015, the remaining amount of this fine remains subject to adjudication. Up to $1 billion of the liabilities associated with the individual vessel’s actions, mainly for sea pollution, are covered by the P&I Club Insurance. The Company has not accrued any amount for this case.

d.	In March 2013, the Company commenced arbitration proceedings against Hanjin HHIC-Phil Inc., the shipyard that constructed the Star Polaris, relating to an engine failure the vessel experienced in Korea. This resulted in 142 off-hire days and the loss of $2,343 in revenues. The Company is pursuing the compensation for the cost of the repairs and the loss of revenues and an arbitration hearing is scheduled in July 2015.

e.

On June 28, 2013, the Company received a letter from the receivers of STX Pan Ocean Co. Ltd., or STX, terminating the charter agreement for the vessel Star Borealis. Star Borealis was on time charter at an average gross daily charter rate of $24.75 for the period from September 11, 2011 until July 11, 2021. On September 11, 2014, Star Bulk agreed the settlement of a claim for damages and due hire brought by its subsidiary, Star Borealis LLC arising from the purported repudiation of the Star Borealis charter agreement by charterer STX (the “Settled Claim”). Star Borealis LLC negotiated, sold and assigned the rights to the Settled Claim to an unrelated third party for $8,016, which was received on October 3, 2014. The Company recorded in 2014 a gain of approximately $9,377 including the extinguishment of a $1,361 liability related to the amount of fuel and lubricants remaining on board of Star Borealis at the time of the charter repudiation.

f.

On October 23, 2014, a purported shareholder (the “Plaintiff”) of the Company filed a derivative and putative class action lawsuit in New York state court against the Company’s Chief Executive Officer, members of its Board of Directors and several of its shareholders and related entities. The Company has been named as a nominal defendant in the lawsuit. The lawsuit alleges that the acquisition of Oceanbulk and purchase of several Excel Vessels were the result of self-dealing by various defendants and that the Company entered into the respective transactions on unfair terms. The lawsuit further alleges that, as a result of these transactions, several defendants’ interests in the Company have increased and that the Plaintiff’s interest in the Company has been diluted. The lawsuit also alleges that the Company’s management has engaged in other conduct that has resulted in corporate waste. The lawsuit seeks cancellation of all shares issued to the defendants in connection with the acquisition of Oceanbulk, unspecified monetary damages, the replacement of some or all members of the Company’s Board of Directors and its Chief Executive Officer, and other relief. The Company believes the claims are completely without merit, denies them, and intends to vigorously defend against them in court.

On November 24, 2014, the Company and the other defendants removed the action to the United States District Court for the Southern District of New York.  The court has issued a case management plan pursuant to which all fact discovery must be completed by October 2, 2015, and all expert discovery must be completed by November 16, 2015.  No date for trial has been set.  On March 4, 2015, the Company and the other defendants moved to dismiss the complaint.  Briefing is underway and is expected to be completed by May 8, 2015.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

17.	Commitments and Contingencies-(continued):

	2)	Other contingencies:

Contingencies relating to Heron

Following the completion of the Merger, Oceanbulk Shipping became a wholly owned subsidiary of the Company. As further discussed in Note 1, Oceanbulk Shipping owned the Heron Convertible Loan, which was convertible into 50% of Heron’s equity. After the conversion of the loan, on November 5, 2014 (Note 1), Heron is a 50-50 joint venture between Oceanbulk Shipping and ABY Group Holding Limited, and Oceanbulk Shipping shares joint control over Heron with ABY Group Holding Limited. Based on the applicable related agreements, neither party will entirely control Heron. In addition, any operational and other decisions with respect to Heron will need to be jointly agreed between Oceanbulk Shipping and ABY Group Holding Limited. As of December 31, 2014, all vessels previously owned by Heron have been either sold or distributed to its equity holders, with the exception of one which was sold in March 2015. While Oceanbulk Shipping and ABY Group Holding Limited intend that Heron eventually will be dissolved shortly after the last vessel is sold and local authorities permit, until that occurs, contingencies to the Company may arise. However, the pre-transaction investors in Heron will effectively remain as ultimate beneficial owners of Heron, until Heron is dissolved on the basis that, according to the Merger Agreement, any cash received from the final liquidation of Heron will be transferred to the Sellers. As further disclosed in Note 9, the Company entered into a loan agreement with CiT Finance LLC for an amount of $25,311, to finance the cash portion of the acquisition of the Heron Vessels and drew this amount in December 2014, upon the acquisition of the Heron Vessels. As of December 31, 2014, the Company had an outstanding payable of $1,689 to the Sellers which is included under “Due to related parties” in the accompanying balance sheet as of December 31, 2014.

3)	Lease commitments:

The following table sets forth inflows or outflows, related to the Company’s leases, as at December 31, 2014.

	Twelve month periods ending December 31,
+ inflows/ - outflows	Total	2015	2016	2017	2018	2019	2020 and thereafter
Future, minimum, non-cancellable charter revenue (1)	$73,892	$65,327	$8,565	$—	$—	$—	$—
Office rent	(948)	(108)	(108)	(108)	(105)	(97)	(422)
Bareboat capital leases - upfront hire & handling fees	(38,966)	(36,986)	(1,980)	—	—	—	—
Bareboat commitments charter hire (2)	(535,791)	(9,563)	(32,953)	(40,004)	(40,004)	(43,231)	(370,036)
Total	$(501,813)	$18,670	$(26,476)	$(40,112)	$(40,109)	$(43,328)	$(370,458)

(1)	The amounts represent the minimum contractual charter revenues to be generated from the existing, as of December 31, 2014, non-cancellable time and freight charter until their expiration, net of address commission, assuming no off-hire days other than those related to scheduled interim and special surveys of the vessels.

(2)	The amounts represent the Company’s commitments under the bareboat lease arrangements representing the upfront hire fee and the charter hire. The bareboat charter hire is comprised of fixed and variable portion, the variable portion is calculated based on the 6-month LIBOR of 0.3628%, as of December 31, 2014 (please refer to Note 6).

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

18.	Voyage and Vessel operating expenses:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2012	2013	2014
Voyage expenses
Port charges	$2,484	$1,455	$5,132
Bunkers	10,788	4,338	33,146
Commissions – third parties	947	867	1,902
Commissions – related parties (Note 3)	1,134	773	1,997
Chartered-in vessel expenses	4,050	—	—
Miscellaneous	195	116	164
Total voyage expenses	$19,598	$7,549	$42,341

Vessel operating expenses
Crew wages and related costs	$14,498	$14,355	$29,449
Insurances	2,655	2,968	4,561
Maintenance, repairs, spares and stores	6,779	5,772	9,415
Lubricants	3,046	2,339	3,901
Tonnage taxes	169	797	1,360
Upgrading expenses	19	205	3,167
Miscellaneous	666	651	1,243
Total vessel operating expenses	$27,832	$27,087	$53,096

19.	Fair value measurements:

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1:	Quoted market prices in active markets for identical assets or liabilities;

Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data;

Level 3:	Unobservable inputs that are not corroborated by market data.

In addition, ASC 815, “Derivatives and Hedging” requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

19.	Fair value measurements – (continued):

Fair value on a recurring basis

19.1	Freight derivatives:

The Company occasionally trades in the freight derivatives (FFAs and freight options) markets in order to use those instruments as economic hedge instruments to reduce the risk on specific vessels trading in the spot market, or to take advantage of short term fluctuations in the market prices.

Dry bulk shipping freight derivatives have the following characteristics: (i) they cover periods that range from several days and months to one year or more years; (ii) they can be based on time charter rates or freight rates on specific quoted routes; and (iii) they are executed between two parties.

All Company’s freight derivatives, if any, are cleared transactions. FFAs are usually settled on a daily basis through the London Clearing House. There is also a margin maintenance requirement based on marking the contract to market. Freight options are treated as assets/liabilities until they are settled. During 2012, the Company entered into several freight derivatives, including freight options, with a corresponding gain on freight derivative contracts for the year ended December 31, 2012 of $41, which is reflected under “Gain/ (loss) on derivative financial instruments, net” in the accompanying consolidated statements of operations, since the Company had not designated them as cash flow hedges for accounting purposes.

During 2013 and 2014, the Company did not enter into any freight derivatives. As of December 31, 2013 and 2014, no fair value measurement for assets or liabilities were recognized in the Company’s consolidated balance sheets with respect to freight derivatives, since the Company had no open positions for these types of instruments as of those dates.

19.2	Interest rate swaps:

From time to time, the Company enters into interest rate derivative contracts to manage interest costs and risk associated with changing interest rates with respect to its variable interest loans and credit facilities.

In June 2013, the Company entered into two interest rate swap agreements with Credit Agricole Corporate and Investment Bank (the “Credit Agricole Swaps”) to fix forward its floating interest rate liabilities under the two tranches of the Credit Agricole $70,000 Facility (Note 9c). The Credit Agricole Swaps were based on an amortizing notional amount beginning from $26,840 and $28,628, for the Star Borealis and Star Polaris tranches, respectively, of the Credit Agricole $70,000 Facility. The Credit Agricole Swaps were effective by November and August 2014, respectively, and mature in August and November 2018. Under the terms of the Credit Agricole Swaps, the Company pays on a quarterly basis a fixed rate of 1.705% and 1.720% per annum, respectively, while receiving a variable amount equal to the three month LIBOR, both applied on the notional amount of the swaps outstanding at each settlement date.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

19.	Fair value measurements – (continued):

Fair value on a recurring basis-(continued):

19.2	Interest rate swaps:

In addition, on April 28, 2014, the Company entered into two interest rate swap agreements (the “HSH Swaps”) to fix forward 50% of its floating interest rate liabilities for the HSH Nordbank $35,000 Facility (Note 9f). The HSH Swaps came into effect in September 2014 and mature in September 2018. Under the terms of the HSH Swaps, the Company is paying on a quarterly basis a fixed rate of 1.765% per annum, while receiving a variable amount equal to the three month LIBOR, both applied on the notional amount of the swaps outstanding at each settlement date.

Up to August 31, 2014, because the Credit Agricole Swaps and the HSH Swaps were not designated as accounting hedges, changes in their fair value at each reporting period up to that date, were reported in earnings as a loss under “Gain/ (loss) on derivative financial instruments, net”. On August 31, 2014 the Company designated the Credit Agricole Swaps and the HSH Swaps as cash flow hedges in accordance with ASC 815, “Derivatives and Hedging”. Accordingly, the effective portion of these cash flow hedges from September 1, 2014 to December 31, 2014 was reported in “Accumulated other comprehensive loss”. As of December 31, 2014 the notional amount of these swaps was $71,562.

Finally, as part of the Merger, the Company acquired five swap agreements that Oceanbulk Shipping had entered during the third quarter of 2013 with Goldman Sachs Bank USA (the “Goldman Sachs Swaps”). The Goldman Sachs Swaps were effective by October 2014 and mature in April 2018. Under their terms, Oceanbulk Shipping makes quarterly payments to the counterparty at fixed rates ranging between 1.79% to 2.07% per annum, based on an aggregate notional amount beginning at $186,307 on July 1, 2015, and increasing up to $461,264 on October 1, 2015. The counterparty makes quarterly floating rate payments at three-month LIBOR to the Company based on the same notional amount. Upon the completion of the Merger, on July 11, 2014, the Company re-designated the Goldman Sachs Swaps as cash flow hedges in accordance with ASC 815. Accordingly, the effective portion of these cash flow hedges, from that date to December 31, 2014, was reported in “Accumulated other comprehensive loss”. As of December 31, 2014 the notional amount of these swaps was $186,307.

The amount of gain recognized in Other Comprehensive Income / (Loss) (effective portion) which is reflected in the accompanying 2014 consolidated statement of comprehensive income is analyzed as follows:

Consolidated Statement of Comprehensive Income/(Loss)	2012	2013	2014
Unrealized loss from hedging interest rate swaps recognized in Other Comprehensive loss before reclassifications	$—	$—	$(1,433)
Reclassification adjustments of interest rate swap loss transferred to Interest and finance costs	—	—	1,055
Unrealized loss from hedging interest rate swaps, net	$—	$—	$(378)

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

19.	Fair value measurements – (continued):

Fair value on a recurring basis-(continued):

19.2	Interest rate swaps:

The amounts of gain/ (loss) on Derivative Financial Instruments recognized in the accompanying consolidated statements of operations are analyzed as follows:

Consolidated Statement of Operations
	2012	2013	2014
Gain/(loss) on derivative instruments, net
Gains/(losses) from freight derivatives	$41	$—	$—
Unrealized gains/(losses) from the Credit Agricole Swaps and the HSH Swaps before hedging designation (August 31, 2014)	—	91	(799)
Ineffective portion of cash flow hedges following hedging designation	—	—	—
Total Gains/(Losses) on derivative instruments, net	$41	$91	$(799)
Interest and finance costs
Reclassification adjustments of interest rate swap loss transferred to Interest and finance costs from Other Comprehensive loss	—	—	(1,055)
Total Gains/(Losses) recognized	$41	$91	$(1,854)

An amount of approximately ($91) is expected to be reclassified into earnings during the following 12-month period when realized.

In relation to the above interest rate swap agreements designated as cash flow hedges and in accordance with ASC 815 “Derivatives and Hedging - Timing and Probability of the Hedged Forecasted Transaction,” the management of the Company considered the creditworthiness of its counterparties and the expectations of the forecasted transactions and determined that no events have occurred that would make the forecasted transaction not probable.

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2013 and 2014, based on Level 2 observable inputs of the fair value hierarchy such as interest rate curves:

	Significant Other Observable Inputs (Level 2)
	2013	2014
	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Interest rate swaps - asset position	$91	$—
Total	$91	$—
LIABILITIES
Interest rate swaps - liability position (current and non-current)	$—	$7,732
Total	$—	$7,732

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans, bearing interest at variable interest rates, approximates their recorded values as of December 31, 2014.

The 8.00% 2019 Notes have a fixed rate, and their estimated fair value, determined through Level 1 inputs of the fair value hierarchy (quoted price on NASDAQ under the ticker symbol SBLKL), is approximately $37,460 as of December 31, 2014.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

19.	Fair value measurements – (continued):

Fair value on a nonrecurring basis

As a result of the decline in charter rates and vessel values during the previous years and because market expectations for future rates were low and vessel values were unlikely to increase to the high levels of 2008, the Company reviewed, in 2012, 2013 and 2014 the recoverability of the carrying amount of its vessels. The Company’s impairment analysis for 2012 indicated that the carrying amount of its then entire Supramax fleet and Star Sigma was not recoverable and after comparing the vessels’ fair values to their carrying values, an impairment loss of $303,219 was recognized, which was included under “Vessel impairment loss” in the accompanying consolidated statements of operations for the year ended December 31, 2012. The impairment analysis for the year ended December 31, 2013 and 2014, indicated that the carrying amount of the Company’s vessels was recoverable, and therefore, the Company concluded that no impairment charge was necessary.

Details of the 2012 impairment charge for each vessel are noted in the table below.

Fair Value Measurements Using
Vessel	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Vessel impairment loss
	(Level 1)	(Level 2)	(Level 3)
Star Cosmo	—	14,000	—	45,838
Star Delta	—	12,000	—	35,836
Star Epsilon	—	13,000	—	36,756
Star Gamma	—	14,000	—	36,033
Star Kappa	—	13,500	—	39,115
Star Omicron	—	17,750	—	39,841
Star Theta	—	15,000	—	36,784
Star Zeta	—	15,250	—	29,811
Star Sigma	—	9,000	—	3,205
TOTAL	—	123,500	—	303,219

The fair value is based on the Company’s best estimate of the value of each vessel on a time charter free basis, and is supported by vessel valuations of independent shipbrokers as of September 30, 2012.

In addition, please refer to Note 1 for the fair value of assets acquired and liabilities assumed by the Company at the Merger and the Pappas Transaction on July 11, 2014, which was the acquisition date.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

20.	Subsequent Events:

a)	Equity offering: On January 14, 2015, the Company completed a primary underwritten public offering of 49,000,418 of its common shares, at a price of $5.00 per share. The aggregate proceeds to the Company net of underwriters commissions were approximately $242,211.

b)	Excel Vessel deliveries: Subsequent to December 31, 2014, five of the remaining Excel Vessels were delivered to the Company in exchange for 3,264,726 common shares and $30,286 in cash.

c)	Sale of Vessels: On January 20, 2015, January 28, 2015, March 6, 2015 and March 19, 2015, the Company entered into separate agreements with third parties to sell four of the recently acquired Excel Vessels Star Julia, Star Tatianna, Rodon and Star Monika, respectively. The vessels were delivered to their new owners on February 4, 2015, February 9, 2015, March 12, 2015 and April 3, 2015, respectively. In addition, the vessel Star Kim, which was agreed to be sold in December 2014 (Note 5), was delivered to her new owners on January 21, 2015. In connection with the sale of the vessels Star Julia, Star Tatianna, Star Monika and Star Kim the Company prepaid an amount of $18,181 under the Excel Vessel CiT Facility (Note 9).

d)	Outsourcing of Certain Procurement Services: As of January 1, 2015, the Company has engaged Ship Procurement Services S.A., an unaffiliated third party company, to provide to its fleet certain procurement services at a daily fee of $0.295 per vessel.

e)	Delivery of newbuilding vessels: On January 8, 2015, the Company took delivery of the vessel Indomitable (HN 5016), for which it had made a payment of $34,942 in December 2014. To partially finance the delivery installment of the Indomnitable, the Company drew down $32,480 under the BNP $32,480 Facility (Note 9j). In addition, on February 27, 2015, the Company took delivery of the Honey Badger (HN 164) and Wolverine (HN 165), for which the Company paid delivery installments of $19,422 each. These two vessels were partially financed under the Sinosure Facility (Note 9n). On March 13, 2015, the Company drew down $38,162 for the financing of both Honey Badger and Wolverine. On March 25, 2015 and March 31, 2015, the Company took delivery of the vessels Idee Fixe (ex HN 1063) and Roberta (ex HN 1061), respectively, which were subject to bareboat capital lease agreements with New YJ Builders (Note 6). On April 2, 2015, the Company took delivery of the vessel Gargantua (ex-HN 166), for which it made a payment of $37,682, $32,400 of which was drawn under the DNB – CEXIM Facility on April 1, 2015 (see note 20 j below).

f)	Repayment of the Excel Vessel Bridge Facility: On January 29, 2014, the Company fully prepaid the Excel Vessel Bridge Facility.

g)	Release of Heron shares: In January 2015, the 2,115,706 shares issued into escrow as consideration for the Heron Transaction (Notes 1 and 17.2) were released from the escrow account.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2014 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

20.	Subsequent Events-(continued):

h)	DVB committed term sheet: On March 6, 2015, the Company entered into a committed term sheet with DVB Bank SE for the financing of the newbuilding vessel HN5017 (tbn Deep Blue) for an amount up to $31,000.

i)	BNP committed term sheet: On March 13, 2015, the Company entered into a committed term sheet with BNP Paribas for the financing of two vessels, the newbuilding vessel HN5056 (tbn Megalodon) and the 2004 built Panamax vessel Star Emily, for an amount up to $39,500.

j)	DNB–SEB–CEXIM committed term sheet: On March 19, 2015, the Company entered into a committed term sheet and on March 31, 2015 signed the final loan documentation, with DNB Bank ASA as facility agent, security agent account bank and bookrunner, DNB Bank ASA and the Export-Import Bank of China (CEXIM) as mandated lead arrangers and DNB Bank ASA, Skandinaviska Enskilda Banken AB (SEB) and CEXIM as original lenders for the financing of seven newbuilding vessels, HN166 (tbn Gargantua), HN167 (tbn Goliath), HN1338 (tbn Star Aries), HN184 (tbn Maharaj), HN1339 (tbn Star Taurus), HN1342 (tbn Star Gemini) and HN198 (tbn Star Poseidon) for an amount up to $227,500.

k)	ABN AMRO Bank N.V. $31,000 Facility: On March 31, 2015, the Company and ABN AMRO signed a third supplemental agreement and agreed to revise certain financial covenants.

l)	Restructuring Agreement – Commerzbank $120,000 and $26,000 Facilities: On March 30, 2015, the Company and Commerzbank AG signed a second supplemental agreement. Under the supplemental agreement, the Company agreed to (i) prepay Commerzbank AG $3,000 ,(ii) amend some of the financial covenants and iii) change the repayment date for the Commerzbank $26,000 Facility from September 7, 2016 to July 31, 2015.

