Form 20-F
period 2015-12-31
Star Bulk Carriers Corp.
filed 2016-03-22
CIK 1386716

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12 (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2015, there were 219,105,712 common shares of the registrant outstanding.

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

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values;

•	the strength of world economies;

•	the stability of Europe and the Euro;

•	fluctuations in interest rates and foreign exchange rates;

•	changes in demand in the dry bulk shipping industry, including the market for our vessels;

•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events;

•	the availability of financing and refinancing;

•	our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business;

•	the impact of our indebtedness and the restrictions in our debt agreements;

•	vessel breakdowns and instances of off-hire;

•	risks associated with vessel construction;

•	potential exposure or loss from investment in derivative instruments;

•	potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management; and

•	other important factors described in “Risk Factors”.

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

i

See the sections entitled “Risk Factors” of this Annual Report on Form 20-F for the year ended December 31, 2015 for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

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

The Oaktree Holdco and the Pappas Holdco were the equity holders of Oceanbulk Shipping LLC (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC (“Oceanbulk Carriers” and, together with Oceanbulk Shipping, “Oceanbulk”). Oceanbulk owned and operated a fleet of 12 dry bulk carrier vessels and owned contracts for the construction of 25 newbuilding dry bulk fuel-efficient Eco-type vessels at shipyards in Japan and China. The consideration paid by us in the Merger to the Sellers was 48,395,766 common shares. Of these 25 newbuilding vessels, 12 have been delivered to us, two that were subject to a bareboat lease agreement have been reassigned back to their vessel owners, while we have sold five (of which one is still under construction) to separate third-parties.

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

In addition, concurrently with the Merger, we completed a transaction (the “Pappas Transaction”), in which we acquired all of the issued and outstanding shares of Dioriga Shipping Co. and Positive Shipping Company (collectively, the “Pappas Companies”), which were entities owned and controlled by affiliates of the family of Mr. Petros Pappas, our Chief Executive Officer. The Pappas Companies owned and operated a dry bulk carrier vessel, Tsu Ebisu and had a contract for the construction of a newbuilding dry bulk carrier vessel, Indomitable (ex-HN 5016), which was delivered to us in January 2015. The consideration paid by us in the Pappas Transaction was 3,592,728 common shares. Subsequently, in December 2015, we sold the Tsu Ebisu and the Indomitable to separate third parties.

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

On February 17, 2015, Mr. Rajath Shourie and Ms. Emily Stephens were replaced by Mr. Mahesh Balakrishnan and Ms. Jennifer Box, respectively. On March 14, 2016, Ms. Renée Kemp stepped down from our board of directors.

In connection with the July 2014 Transactions, Mr. Petros Pappas became our Chief Executive Officer, Mr. Hamish Norton became our President, Mr. Christos Begleris became our Co-Chief Financial Officer, Mr. Nicos Rescos became our Chief Operating Officer and Ms. Sophia Damigou became our Co-General Counsel. Mr. Spyros Capralos resigned as our Chief Executive Officer but remained with us as our Chairman, and Mr. Zenon Kleopas (our former Chief Operating Officer) continues as our Executive Vice President—Technical Operations.

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

On August 19, 2014, we entered into definitive agreements with Excel Maritime Carriers Ltd. (“Excel”) pursuant to which we acquired 34 operating dry bulk vessels, consisting of six Capesize vessels, 14 Kamsarmax vessels, 12 Panamax vessels and two Handymax vessels (the “Excel Vessels”). In the case of three Excel Vessels (Star Martha, Star Pauline and Star Despoina) which were transferred subject to existing charters, we received the outstanding equity interests of the vessel-owning subsidiaries that own those Excel Vessels (although all other assets and liabilities of such vessel-owning subsidiaries remained with Excel). The transfers of the Excel Vessels were completed on a vessel-by-vessel basis, in general upon reaching port after their voyages and cargoes were discharged. We refer to the foregoing transactions, together, as the “Excel Transactions”. The total consideration for the Excel Transactions was 29,917,312 common shares (the “Excel Vessel Share Consideration”) and $288.4 million in cash. On August 28, 2014, the Registration Rights Agreement was amended in conjunction with the Excel Transactions. For more information regarding the terms of this amendment to the Registration Rights Agreement, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

We refer to the July 2014 Transactions and the Excel Transactions collectively, as the “2014 Transactions”.

In connection with the 2014 Transactions, we entered into, amended or assumed a number of credit facilities. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Senior Secured Credit Facilities”.

On November 6, 2014, we issued $50.0 million aggregate principal amount of 8.00% Senior Notes due 2019 (the “2019 Notes”). The 2019 Notes mature in November 2019 and are senior, unsecured obligations of Star Bulk Carriers Corp. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – 2019 Notes Offering”.

On January 14, 2015, we completed a primary underwritten public offering of 49,000,418 of our common shares, at a price of $5.00 per share (the “January 2015 Equity Offering”). The aggregate proceeds to us, net of underwriters’ commissions, were approximately $242.2 million, raised primarily for our newbuilding program and general corporate purposes. Four of our significant shareholders, Oaktree Capital Management L.P. (“Oaktree”), Angelo, Gordon & Co. (“Angelo, Gordon”), Monarch Alternative Capital LP (“Monarch), and affiliates of the family of Mr. Petros Pappas, our Chief Executive Officer, purchased a total of 37,250,418 of the common shares in the January 2015 Equity Offering. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – January 2015 Equity Offering.”

On May 18, 2015, we completed a primary underwritten public offering of 56,250,000 of our common shares, at a price of $3.20 per share (the “May 2015 Equity Offering”). The aggregate proceeds to us, net of underwriters’ commissions, were approximately $175.6 million, raised primarily for our newbuilding program and general corporate purposes. Three of our significant shareholders, Oaktree, Monarch, and affiliates of the family of Mr. Petros Pappas, our Chief Executive Officer, purchased a total of 21,562,500 of the common shares in the May 2015 Equity Offering. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – May 2015 Equity Offering.”

Oaktree

Oaktree is our largest shareholder. Oaktree Capital Management, L.P., together with its affiliates, is a leader among global investment managers specializing in alternative investments, with $97.4 billion in assets under management as of December 31, 2015. The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in distressed debt, corporate debt (including high yield debt and senior loans), control investing, convertible securities, real estate and listed equities. Headquartered in Los Angeles, the firm has over 900 employees and offices in 17 cities worldwide. See “Item 7 “Major Shareholders and Related Party Transactions” for a discussion on the various limitations on the transfer and voting of our common shares by Oaktree.

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

The historical results included below and elsewhere in this document are not necessarily indicative of the future performance of Star Bulk.

3.A.(i) CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands of U.S. Dollars, except per share and share data)

	2011	2012	2013	2014	2015
Voyage revenues	106,912	85,684	68,296	145,041	234,035
Management fee income	153	478	1,598	2,346	251
	107,065	86,162	69,894	147,387	234,286

Voyage expenses	22,429	19,598	7,549	42,341	72,877
Charter-in hire expense	—	—	—	—	1,025
Vessel operating expenses	25,247	27,832	27,087	53,096	112,796
Dry docking expenses	3,096	5,663	3,519	5,363	14,950
Depreciation	50,224	33,045	16,061	37,150	82,070
Management fees	54	—	—	158	8,436
General and administrative expenses	12,455	9,320	9,910	32,723	23,621
Bad debt expense	3,139	—	—	215	—
Impairment loss	62,020	303,219	—	—	321,978
(Gain)/Loss on time charter agreement termination	(2,010)	(6,454)	—	—	2,114
Other operational loss	4,050	1,226	1,125	94	—
Other operational gain	(9,260)	(3,507)	(3,787)	(10,003)	(592)
Loss on sale of vessel	—	3,190	87	—	20,585
Gain from bargain purchase	—	—	—	(12,318)	—
	171,444	393,132	61,551	148,819	659,860

Operating income / (loss)	(64,379)	(306,970)	8,343	(1,432)	(425,574)

Interest and finance costs	(5,227)	(7,838)	(6,814)	(9,575)	(29,661)
Interest and other income	744	246	230	629	1,090
(Loss) / gain on derivative instruments, net	(390)	41	91	(799)	(3,268)
Loss on debt extinguishment	(307)	—	—	(652)	(974)
Total other expenses, net	(5,180)	(7,551)	(6,493)	(10,397)	(32,813)

Income/ (Loss) Before Equity in Income of Investee	(69,559)	(314,521)	1,850	(11,829)	(458,387)
Equity in income of investee	—	—	—	106	210
Income / (Loss) before taxes	(69,559)	(314,521)	1,850	(11,723)	(458,177)
Income taxes	—	—	—	—	—
Net income / (loss)	(69,559)	(314,521)	1,850	(11,723)	(458,177)
Earnings / (loss) per share, basic	(14.69)	(58.32)	0.13	(0.20)	(2.34)
Earnings / (loss) per share, diluted	(14.69)	(58.32)	0.13	(0.20)	(2.34)
Weighted average number of shares outstanding, basic	4,736,485	5,393,131	14,051,344	58,441,193	195,623,363
Weighted average number of shares outstanding, diluted	4,736,485	5,393,131	14,116,389	58,441,193	195,623,363

3.A.(ii) CONSOLIDATED BALANCE SHEET AND OTHER FINANCIAL DATA

(In thousands of U.S. Dollars, except per share data)

	2011	2012	2013	2014	2015

Cash and cash equivalents	15,072	12,950	53,548	86,000	208,056
Advances for vessels under construction and vessel acquisition	—	—	67,932	454,612	127,910
Vessels and other fixed assets, net	638,532	291,207	326,674	1,441,851	1,757,552
Total assets	717,928	354,706	468,088	2,062,084	2,164,883
Current liabilities, including current portion of long-term debt, short term lease commitments and Excel Vessel Bridge Facility	52,154	42,450	29,734	140,198	190,098
Total long-term debt including long term lease commitments and Excel Vessel Bridge Facility, excluding current portion	231,466	195,348	172,048	715,308	786,478
8% 2019 Notes	—	—	—	50,000	50,000
Common stock	54	54	291	1,094	2,191
Stockholders’ equity	434,213	116,746	266,106	1,154,302	1,135,358
Total liabilities and stockholders’ equity	717,928	354,706	468,088	2,062,084	2,164,883

OTHER FINANCIAL DATA

Dividends declared and paid ($3.0, $0.68, $0.0, $0.0 and $0.0 per share, respectively)	14,391	3,631	—	—	—
Net cash provided by/(used in) operating activities	50,604	18,999	27,495	12,819	(14,578)
Net cash provided by/(used in) investing activities	(122,337)	17,238	(107,618)	(437,075)	(397,533)
Net cash provided by/(used in) financing activities	73,981	(46,609)	111,971	456,708	534,167

FLEET DATA
Average number of vessels (1)	12.26	14.19	13.34	28.88	69.35
Total ownership days for fleet (2)	4,475	5,192	4,868	10,541	25,206
Total available days for fleet (3)	4,377	4,879	4,763	10,413	24,204
Total voyage days for fleet (4)	4,336	4,699	4,651	8,948	21,171
Fleet utilization (5)	99%	96%	98%	86%	88%

AVERAGE DAILY RESULTS (In U.S. Dollars)
Time charter equivalent (6)	19,989	15,419	14,427	12,161	8,063
Vessel operating expenses (7)	5,642	5,361	5,564	5,037	4,475
Management fees (8)	12	—	—	15	335
General and administrative expenses (9)	2,783	1,795	2,036	3,104	937

(1)	Average number of vessels is the number of vessels that constituted our operating fleet (including charter-in vessels) for the relevant period, as measured by the sum of the number of days all vessels were part of our operating fleet during the period divided by the number of calendar days in that period.

(2)	Ownership days are the total number of calendar days all vessels in our fleet were owned by us for the relevant period.

(3)	Available days for the fleet are equal to the ownership and charter-in days minus off-hire days as a result of major repairs, dry docking or special or intermediate surveys and lay-up days, if any.

(4)	Voyage days are equal to the total number of days the vessels were in our possession or chartered-in for the relevant period minus off-hire days incurred for any reason (including off-hire for dry docking, major repairs, special or intermediate surveys, or lay-up days, if any).

(5)	Fleet utilization is calculated by dividing voyage days by available days for the relevant period. Ballast days for which a charter is not fixed are not included in the voyage days for the fleet utilization calculation.

(6)	Time charter equivalent rate (the “TCE rate”) represents the weighted average per day TCE rates of our entire operating fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above or below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We report TCE revenues, a non-GAAP measure, since our management believes it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE may not be comparable to that reported by other companies. For further information concerning our calculation of TCE rate and of reconciliation of TCE rate to voyage revenue, please see “Item 5. Operating and Financial Review and Prospects – A. Operating Results.”

(7)	Average per day operating expenses per vessel are calculated by dividing vessel operating expenses by ownership days.

(8)	Average per day management fees per vessel are calculated by dividing vessel management fees by ownership days.

(9)	Average per day general and administrative expenses per vessel are calculated by dividing general and administrative expenses by total ownership days for fleet.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk factors

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

The dry bulk shipping industry is cyclical with high volatility in charterhire rates and profitability. The degree of charterhire rate volatility among different types of dry bulk vessels has varied widely; however, the continued downturn in the dry bulk charter market has severely affected the entire dry bulk shipping industry and charterhire rates for dry bulk vessels have declined significantly from historically high levels. In the past, time charter and spot market charter rates for dry bulk carriers have declined below operating costs of vessels. The BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market, declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then. The BDI recorded a record low of 647 in February 2012. The BDI then increased from these low levels, reaching 2,337 in December 2013. Subsequently, due to downward volatility, the BDI fluctuated and fell to 471 in December 2015. The BDI has ranged from 290 to 473 from January until February 2016, with 290 being its all-time low. The dry bulk market remains volatile.

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

Our vessels are exposed to the volatilities of the dry bulk charter markets.

Dry bulk charter markets experienced significant continued weakness in 2013, 2014 and 2015. As of February 29, 2016, we had 64 vessels employed in the spot market, under short-term time charters or voyage charters and eight vessels on medium to long-term time charters scheduled to expire from June 2016 until January 2018. The time charter market is highly competitive and spot rates (which affect time charter rates) may fluctuate significantly based upon the supply of, and demand for, seaborne dry bulk shipping capacity. Our ability to re-charter our vessels on the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the dry bulk shipping market. The dry bulk carrier charter market is volatile, and in the past, time charter and spot market charter rates for dry bulk carriers have declined below operating costs of vessels. If we are required to charter these vessels at a time when demand and charter rates are very low, we may not be able to secure employment for our vessels at all or at reduced and potentially unprofitable rates. If we are unable to secure employment for our vessels, we may decide to lay-up some or all unemployed vessels until such time that charter rates become attractive again. During the lay-up period, we will continue to incur some expenditures, such as insurance and maintenance costs, for each such vessel. Additionally, before exiting lay-up, we will have to pay reactivation costs for any such vessel to regain its operational condition. As a result, our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our credit facilities, may be affected.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility (the “EFSF”), and the European Financial Stability Mechanism (the “EFSM”), to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, which was established on September 27, 2012 to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse developments in the outlook for European countries could reduce the overall demand for dry bulk cargoes and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flows.

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

Continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP is estimated to have decreased to approximately 6.9% for the year ended December 31, 2015, which is China’s lowest growth rate for the past five years, and continues to remain below pre-2008 levels. China has recently imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth, while it has announced plans to gradually transition from an investment led growth model to a consumption driven economic growth model, which could lead to smaller demand for iron ore and other commodities. This transition may take place over the span of a number of years, and there can be no assurance as to the time frame for such a transformation or that any such transformation will occur at all. It is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, ability to pay dividends, if any, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of western countries in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, bank regulation, currency and monetary policy, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a “planned economy.” Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. In addition, economic reforms may include reforms to the banking and credit sector and may produce a shift away from the export-driven growth model that has characterized the Chinese economy over the past few decades. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. The level of imports to and exports from China could be adversely affected by the failure to continue market reforms or changes to existing pro-export economic policies. The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. A decrease in the level of imports to and exports from China could adversely affect our business, operating results and financial condition.

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

As described under “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Credit Facility Covenants,” we are not in compliance with the security coverage ratio (“SCR”) required under certain of our loan agreements, as the fair market value of certain of our vessels is found to have declined sufficiently due to the recent downward turn of the dry bulk market.

Under such circumstances, we may have to prepay the amount drawn under a loan agreement, pay a certain amount to cover the security shortfall or provide additional security to remedy the security shortfall upon request by the relevant lenders. If we fail to take any such requested measures, such circumstances could result in an event of default under our loan agreements. In such circumstances, we may not be able to refinance our debt or obtain additional financing on terms that are acceptable to us or at all. If we are not able to comply with the covenants in our credit facilities and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our vessels, or the funds required to pay for a vessel may not be available at the time the payments are due to the shipbuilder or seller.

Furthermore, as described under “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Critical Accounting Policies – Impairment of long-lived assets,” due to the recent decline in vessel values, we have recorded an impairment charge in our consolidated financial statements, which has adversely affected our financial results. In addition, because we sold vessels at a time when vessel prices have fallen and before we recorded an impairment adjustment to our consolidated financial statements, the sale proceeds were less than the vessels’ carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings.

Our financial results may be similarly affected in the future if we record an impairment charge or sell vessels before we record an impairment adjustment. Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of such acquisitions may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

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

The supply of dry bulk vessels has increased significantly since the beginning of 2006. As of the beginning of February 2016, the order book for newbuilding vessels stood at approximately 15% of the existing global fleet capacity excluding conversion and cancellations. Vessel supply has increased more than vessel demand in recent years, causing downward pressure on charter rates during that time. If supply is not fully absorbed by the market, charter rates may continue to be under pressure due to vessel supply. Since our fleet will continue to be mostly employed in voyage charters and short-term time charters, we remain exposed to the spot market.

World events could affect our results of operations and financial condition.

Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts, instability and other recent developments in the Ukraine, the Korean Peninsula, the East China Sea, the Middle East, including Iraq, Syria, Egypt, West Africa and North Africa, and the presence of U.S. or other armed forces in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. Epidemics and other public health incidents may lead to crew member illness, which can disrupt the operations of our vessels, or to public health measures, which may prevent our vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. In November 2013, the government of the People’s Republic of China announced an Air Defense Identification Zone (“ADIZ”), covering much of the East China Sea. When introduced, the Chinese ADIZ was controversial because a number of nations are not honoring the ADIZ, and the ADIZ includes certain maritime areas that have been contested among various nations in the region. Tensions relating to the Chinese ADIZ may escalate as a result of incidents relating to the ADIZ or other territorial disputes, which may result in additional limitations on navigation or trade. Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.

Acts of piracy on ocean-going vessels have had and may continue to have an adverse effect on our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide has decreased to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea and the West Coast of Africa, with dry bulk vessels particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including those due to employing onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charterhire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition, cash flows and results of operations.

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

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action” (“JPOA”). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures included, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The JPOA was subsequently extended twice.

On July 14, 2015, the P5+1 and the EU announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran’s Nuclear Program (the “JCPOA”), which is intended to significantly restrict Iran’s ability to develop and produce nuclear weapons for 10 years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons. On January 16, 2016 (“Implementation Day”), the United States joined the EU and the UN in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency (“IAEA”) that Iran had satisfied its respective obligations under the JCPOA.

U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time. Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC’s sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions will not be permanently “lifted” until the earlier of “Transition Day,” set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future as such regulations and sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JCPOA. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

Star Bulk Management Inc., Star Bulk Shipmanagement Company (Cyprus) Limited and Starbulk S.A. currently provide the crew for all of our vessels, which are manned by masters, officers and crews that are employed by our shipowning subsidiaries. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

We generate all of our revenue in U.S. dollars, and the majority of our expenses are denominated in U.S. dollars. However, a portion of our ship operating and administrative expenses are denominated in currencies other than U.S. dollars. For the years ended December 31, 2014 and 2015, we incurred approximately 20% and 7%, respectively, of our operating expenses and 47% and 66%, respectively, of our general and administrative expenses in currencies other than U.S. dollars. This difference could lead to fluctuations in net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing our revenues. Declines in the value of the dollar could lead to higher expenses payable by us. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may employ such instruments from time to time in the future in order to minimize this risk. Any future use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the notional amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

The Public Company Accounting Oversight Board inspection of our independent accounting firm, could lead to findings in our auditors’ reports and challenge the accuracy of our published audited consolidated financial statements.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board (“PCAOB”) inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. For several years certain European Union countries, including Greece, did not permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they were part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB was prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike stockholders of most U.S. public companies, we and our stockholders were deprived of the possible benefits of such inspections. During 2015, Greece has agreed to allow the PCAOB to conduct inspections of accounting firms operating in Greece. In the future, such PCAOB inspections could result in findings in our auditors’ quality control procedures, question the validity of the auditor’s reports on our published consolidated financial statements and the effectiveness of our internal control over financial reporting, and cast doubt upon the accuracy of our published audited financial statements.

We may be adversely affected by the introduction of new accounting rules for leasing.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both types of leases – capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with term of more than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. Financial statement metrics such as leverage and capital ratios, as well as EBITDA and Adjusted EBITDA, may also be affected, even when cash flow and business activity have not changed. This may in turn affect covenant calculations under various contracts (e.g., loan agreements) unless the affected contracts are modified. We have not early adopted the ASU No. 2016-02 and we are currently assessing the impact that adopting this new accounting guidance will have on our consolidated financial statements and footnotes disclosures.

Risks Related to Our Company

We cannot assure you that we will be successful in finding employment for all of our vessels.

As of February 29, 2016, our existing fleet of 72 vessels, had an aggregate capacity of approximately 7.6 million dwt. We have also entered into or acquired construction contracts, either directly with the shipyards or indirectly through the use of bareboat agreements with purchase options, for ten newbuilding vessels, with scheduled deliveries to us from March 2016 to January 2018. We intend to employ our vessels primarily in the spot market, under short term time charters or voyage charters. We will own a large number of vessels that will enter these markets in a relatively short period of time without having previously secured employment. We cannot assure you that we will be successful in finding employment for our newbuilding vessels in the volatile spot market immediately upon their deliveries to us or whether any such employment will be at profitable rates, nor can we assure you continued timely employment of our existing vessels.

We have significant risks relating to the construction of our newbuilding vessels.

As of February 29, 2016, we had contracts for ten newbuilding vessels. These vessels are scheduled to be delivered through January 2018. Vessel construction projects are generally subject to risks of delay or cost overruns that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions, unavailability of financing when needed or any other events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we will continue to incur costs and expenses related to any delayed vessels, such as supervision expense and interest expense for the outstanding debt.

We continue to have significant capital expenditures.

The dry bulk shipping business is highly capital-intensive because of the significant investment in vessels that is required. As of February 29, 2016, the total payments for our ten newbuilding vessels were expected to be $471.8 million, of which we had already paid $112.1 million. As of February 29, 2016, we had $175.8 million of cash on hand and we had obtained commitments for $291.6 million of secured debt for our newbuilding vessels (other than two newbuilding vessels which will be sold upon their delivery to us). We may not be able to obtain sufficient financing to fulfill all of our capital requirements. In addition, to the extent we are not in compliance with financial or other covenants or conditions precedent in our vessel financing facilities, we may be unable to draw on such financings.

If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to acquire our newbuilding vessels, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. We expect to fund our remaining newbuilding commitments through credit facilities, the proceeds of equity and notes issuances, proceeds from asset sales, existing cash and bareboat charters but may not be able to do so. There can be no assurance that we will be able to obtain such financings on a timely basis or on terms we deem reasonable or acceptable. To the degree we raise equity financing to fund our capital expenditures, such equity raises may dilute the ownership of our existing shareholders and may be dilutive to our earnings per share. If for any reason we fail to make a payment when due, which may result in a default under our newbuilding contracts, or otherwise fail to take delivery of our newbuilding vessels, we would be prevented from realizing potential revenues from these vessels, we could also lose all or a portion of our yard payments that were paid by us, and we could be liable for penalties and damages under such contracts.

We are highly leveraged, which could significantly limit our ability to execute our business strategy and has increased the risk of default under our debt obligations.

As of February 29, 2016, we had $1,016.7 million of outstanding indebtedness under our outstanding credit facilities and debt securities including $78.8 million under our capital lease obligations and $50.0 million under our senior unsecured notes.

Our outstanding debt agreements impose operating and financial restrictions on us. These restrictions limit our ability, or the ability of our subsidiaries party thereto, to:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under our credit facilities, if there is another default under our credit facilities and/or if certain dates have not passed ;

•	incur additional indebtedness, including the issuance of guarantees;

•	create liens on our assets;

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;

•	sell our vessels;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	enter into a new line of business.

In addition, our debt agreements require us or our subsidiaries to maintain various financial ratios, including:

•	a minimum percentage of aggregate vessel value to secured loans (the “SCR”);

•	a maximum ratio of total liabilities to market value adjusted total assets;

•	a minimum EBITDA to interest coverage ratio;

•	a minimum liquidity; and

•	a minimum equity ratio.

Because some of these ratios are dependent on the market value of our vessels, should our charter rates or vessel values materially decline in the future, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. Events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. As described in “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Credit Facility Covenants,” the recent downturn of the dry bulk market has led to a SCR shortfall in certain of our loan agreements. We cannot assure you that we will be successful in rectifying our compliance with the SCR requirements of these loan agreements, continue to meet the other ratios or satisfy our financial or other covenants, or that our lenders will waive any failure to do so.

These covenants may adversely affect our ability to finance future operations or limit our ability to pursue certain business opportunities or take certain corporate actions. The covenants may also restrict our flexibility in planning for changes in our business and the industry and make us more vulnerable to economic downturns and adverse developments. A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our debt agreements could result in a default under our debt agreements. If a default occurs under our credit facilities, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets.

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

We have entered into, and may enter into in the future, various contracts, including charterparties and contracts of affreightment (“COAs”) with our customers, newbuilding contracts with shipyards, credit facilities with our lenders and operating leases as charterers. We also enter into time charters and voyage charters as a charterer. These agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. In addition, in the event any shipyards do not perform under their contracts, and we are unable to enforce certain refund guarantees with third-party lenders for any reason, we may lose all or part of our investment, and we may not be able to operate the vessels we ordered in accordance with our business plan. Should our counterparties fail to honor their obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are currently prohibited from paying dividends under our debt agreements, and we may be unable to pay dividends in the future.

Under the terms of a number of our outstanding financing arrangements, we are subject to various restrictions on our ability to pay dividends. Certain of our financing arrangements prevent us from paying dividends if an event of default exists, if certain dates have not passed and/or if certain financial ratios are not met. See Note 8, “Long Term Debt” to our audited consolidated financial statements, for more information regarding these restrictions contained in our historical financing arrangements. In general, when dividends are paid, they are distributed on a quarterly basis from our operating surplus, in amounts that allow us to retain a portion of our cash flows to fund vessel or fleet acquisitions and for debt repayment and other corporate purposes, as determined by our management and board of directors.

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

As of February 29, 2016, we have newbuilding contracts for ten dry bulk vessels. Our operating and financial systems may not be adequate as we expand our fleet, and our attempts to implement those systems may be ineffective. In addition, we rely on our wholly-owned subsidiaries, Star Bulk Management Inc., Star Bulk Shipmanagement Company (Cyprus) Limited, and Starbulk S.A., to recruit shoreside administrative and management personnel and for crew management. Shoreside personnel are recruited by Star Bulk Management, Star Bulk Shipmanagement Company (Cyprus) Limited, and Starbulk S.A. through referrals from other shipping companies and traditional methods of securing personnel, such as placing classified advertisements in shipping industry periodicals. Star Bulk Management, Star Bulk Shipmanagement Company (Cyprus) Limited, Starbulk S.A. and its crewing agent may not be able to continue to hire suitable employees as we expand our fleet. If we are unable to operate our financial and operations systems effectively, recruit suitable employees or if our unaffiliated crewing agent encounters business or financial difficulties, our performance may be materially and adversely affected and, among other things, the amount of cash available for distribution as dividends to our shareholders may be reduced.

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

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

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

Historically, we have grown through acquisitions, including the July 2014 Transactions and the Excel Transactions, and we have a number of newbuilding vessels to be delivered. In addition, one of our strategies is to continue to grow by expanding our operations and adding to our fleet. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

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

In the July 2014 Transactions, we acquired a convertible loan to Heron, which has been converted into 50% of the equity of Heron. Heron is a 50-50 joint venture between Oceanbulk Shipping and ABY Group Holding Limited, and we share joint control over Heron with ABY Group Holding Limited. Because of this arrangement, neither party entirely controls Heron, and any operational and other decisions with respect to Heron need to be jointly agreed between Oceanbulk Shipping and ABY Group Holding Limited. As of February 29, 2016, all vessels previously owned by Heron have been either sold to third parties or distributed to Heron’s equity holders. As part of these distributions, we acquired the two Heron Vessels. While Oceanbulk Shipping and ABY Group Holding Limited intend that Heron eventually will be dissolved shortly after local authorities permit, until that occurs, contingencies to us may arise. However, the pre-transaction investors in Heron will effectively remain as ultimate beneficial owners of Heron, until Heron is dissolved on the basis that, according to the Merger Agreement, any cash received from the final liquidation of Heron will be transferred to the Sellers. Under the Merger Agreement, we only agreed to issue 2,115,706 of our common shares and pay an amount of $25.0 million in cash, for the acquisition of the two Heron Vessels.

Certain benefits we expect from the 2014 Transactions are based on projections and assumptions, which are uncertain and subject to change.

We have made certain estimates and assumptions with respect to certain benefits that we expect from the July 2014 Transactions that affect the reported amounts of earnings, assets, liabilities, revenues, expenses, earnings per share and related information included in our historical consolidated financial statements and pro forma financial information, as well as EBITDA and other measures derived from that information. In addition, in connection with the Excel Transactions, we have made various estimates and assumptions with respect to the eventual operations and chartering of the Excel Vessels as we acquire them. These estimates and assumptions may prove to be inaccurate or may change in the future, and actual results could differ materially from those estimates or assumptions. There can be no assurance that we will realize these benefits, including anticipated synergistic benefits, if any, as a result of the 2014 Transactions. The market price of our common shares may decline if the estimates are not realized or we do not achieve the perceived benefits of the 2014 Transactions, including perceived benefits to our cash flows and EBITDA, earnings and earnings per share, as rapidly or to the extent anticipated.

We may experience impairment of the value of long-lived assets.

As described in “Item 5. Operating and Financial Review and Prospects – A. Operating Results – Critical Accounting Policies – Impairment of long-lived assets,” due to the recent downturn in the dry bulk markets, we recognized an impairment loss of $322.0 million as of December 31, 2015.

The value of our long-lived assets can become further impaired, as indicated by factors such as changes in our share price, book value or market capitalization, and the past and anticipated operating performance and cash flows of operations. We will continue testing for impairment regularly, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

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

We have undertaken a number of acquisitions and investments in the past, including the 2014 Transactions, and may do so from time to time in the future. The risks involved with these acquisitions and investments include:

•	the possibility that we may not receive a favorable return on our investment or incur losses from our investment, or the original investment may become impaired;

•	failure to satisfy or set effective strategic objectives;

•	our assumption of known or unknown liabilities or other unanticipated events or circumstances;

•	the diversion of management’s attention from normal daily operations of the business;

•	difficulties in integrating the operations, technologies, products and personnel of the acquired company or its assets;

•	difficulties in supporting acquired operations;

•	difficulties or delays in the transfer of vessels, equipment or personnel;

•	failure to retain key personnel;

•	unexpected capital equipment outlays and related expenses;

•	insufficient revenues to offset increased expenses associated with acquisitions;

•	under-performance problems with acquired assets or operations;

•	issuance of common shares that could dilute our current shareholders;

•	recording of goodwill and non-amortizable intangible assets that will be subject to periodic impairment testing and potential impairment charges against our future earnings;

•	the opportunity cost associated with committing capital in such investments;

•	undisclosed defects, damage, maintenance requirements or similar matters relating to acquired vessels;

•	becoming subject to litigation.

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

Section 7874(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), provides that, unless certain requirements are satisfied, a corporation organized outside of the United States which acquires substantially all of the assets (through a plan or a series of related transactions) of a corporation organized in the United States will be treated as a U.S. domestic corporation for U.S. federal income tax purposes if shareholders of the U.S. corporation whose assets are being acquired own at least 80% of the non-U.S. acquiring corporation after the acquisition. If Section 7874(b) of the Code were to apply to Star Maritime and the Redomiciliation Merger (as more specifically described in Item 4.A “Information on the Company – History and development of the Company”), then, among other consequences, we, as the surviving entity of the Redomiciliation Merger, would be subject to U.S. federal income tax as a U.S. domestic corporation on our worldwide income after the Redomiciliation Merger. Upon completion of the Redomiciliation Merger and the concurrent issuance of stock to TMT Co. Ltd., or “TMT”, a shipping company headquartered in Taiwan, under the acquisition agreements, the shareholders of Star Maritime owned less than 80% of the Company. Therefore, we believe that the Company should not be subject to Section 7874(b) of the Code after the Redomiciliation Merger. Star Maritime obtained an opinion of its counsel, Seward & Kissel LLP, or “Seward & Kissel”, that Section 7874(b) of the Code should not apply to the Redomiciliation Merger. However, there is no authority directly addressing the application of Section 7874(b) of the Code to a transaction such as the Redomiciliation Merger where shares in a foreign corporation such as the Company are issued concurrently with (or shortly after) a merger. In particular, since there is no authority directly applying the “series of related transactions” or “plan” provisions to the post-acquisition stock ownership requirements of Section 7874(b) of the Code, the U.S. Internal Revenue Service, or the “IRS”, may not agree with Seward & Kissel’s opinion on this matter. Moreover, Star Maritime has not sought a ruling from the IRS on this point. Therefore, the IRS may seek to assert that we are subject to U.S. federal income tax on our worldwide income for taxable years after the Redomiciliation Merger, although Seward & Kissel is of the opinion that such an assertion should not be successful.

We may have to pay U.S. federal income tax on our U.S. source income, which would reduce our earnings.

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

We believe that we qualify for the exemption from U.S. federal income taxation under Section 883 of the Code for our 2015 taxable year. Accordingly, we believe that we will not be subject to the 4% U.S. federal income tax on our United States source gross shipping income for our 2015 taxable year.

However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income in our subsequent taxable years. For example, we would no longer qualify for exemption under Section 883 of the Code for a subsequent taxable year if certain “non-qualified” shareholders with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half of the days during such taxable year. Due to the factual nature of the issues involved, it is possible that our tax-exempt status may change.

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

As of February 29, 2016, Oaktree and its affiliates beneficially own 114,304,005 common shares, which would represent approximately 52.2% of our outstanding common shares. However, pursuant to the Oaktree Shareholders Agreement, Oaktree and certain affiliates thereof have agreed to voting restrictions, ownership limitations and standstill restrictions. For instance, Oaktree and its affiliates will be entitled to nominate a maximum of four out of nine members of our board of directors, subject to certain additional limitations. In addition, Oaktree and its affiliates will be required to vote their voting securities in excess of 33% of the outstanding voting securities (subject to adjustment as set forth in the Oaktree Shareholders Agreement) proportionately with the votes cast by the other shareholders, subject to certain exceptions, which include (i) voting against a change of control transaction with an unaffiliated buyer and (ii) voting in favor of a change of control transaction with an unaffiliated buyer (but only if such transaction is approved by a majority of disinterested directors). In addition, Oaktree and affiliates thereof will be subject to certain standstill restrictions, and may not receive a control premium for their common shares as part of a change of control transaction. Despite the foregoing limitations, Oaktree and its affiliates are able to exert considerable influence over us. Oaktree and its affiliates may be able to prevent or delay a change of control of us and could preclude any unsolicited acquisition of us. The concentration of ownership and voting power in Oaktree may make some transactions more difficult or impossible without the support of Oaktree, even if such events are in the best interests of our other shareholders. The concentration of voting power in Oaktree may have an adverse effect on the price of our common shares. As a result of such influence, we may take actions that our other shareholders do not view as beneficial, which may adversely affect our results of operations and financial condition and cause the value of your investment to decline.

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

While we do not expect that our Chief Executive Officer, Mr. Petros Pappas, will have any material relationships with any companies in the dry bulk shipping industry other than us, he will continue to be involved in other areas of the shipping industry, including as the founder of Oceanbulk Maritime, a dry cargo shipping company, and as a member of the management of Oceanbulk Container Carriers LLC, and PST Tankers LLC, which are other joint ventures between Oaktree and entities controlled by the family of Mr. Petros Pappas involved in the container shipping and product tanker businesses, respectively. Ms. Milena-Maria Pappas is a significant equity holder of Oceanbulk Maritime and Interchart, a charter broker company, and an equity holder in various other entities, some of which are involved in the dry bulk shipping industry. These other affiliations and ventures could cause distraction to Mr. Pappas as our Chief Executive Officer if he focuses a substantial portion of his time on them, and the involvement of Ms. Pappas with other ventures could cause conflicts of interest with us.

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

We are a “foreign private issuer,” and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic companies whose securities are registered under the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly the next determination will be made with respect to us on June 30, 2016. We will lose our foreign private issuer status if more than 50% of our outstanding voting securities are directly or indirectly held of record by residents of the U.S., and:

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

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations and to make dividend payments in the future depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. We do not intend to obtain funds from other sources to pay dividends. Furthermore, certain of our outstanding financing arrangements restrict the ability of some of our subsidiaries (which are the parent companies of various shipowning subsidiaries) to pay us dividends under certain circumstances (such as if an event of default exists, if certain dates have not passed and/or if certain financial ratios are not met). See Note 8, “Long Term Debt” to our audited consolidated financial statements, for more information regarding these restrictions contained in our historical financing arrangements. To the extent we do not receive dividends from our subsidiaries, our ability to pay dividends will be restricted.

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

Our corporate affairs are governed by our Third Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and our Third Amended and Restated Bylaws (the “Bylaws”) and by the Marshall Islands Business Corporations Act (the “MIBCA”). The provisions of the MIBCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the MIBCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the MIBCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the MIBCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a relatively more substantial body of case law. Additionally, the Republic of the Marshall Islands does not have a legal provision for bankruptcy or a general statutory mechanism for insolvency proceedings. As such, in the event of a future insolvency or bankruptcy, our shareholders and creditors may experience delays in their ability to recover their claims after any such insolvency or bankruptcy.

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

Our Articles of Incorporation authorize us to issue common shares, of which 219,105,712 shares had been issued and were outstanding as of February 29, 2016. Sales of a substantial number of shares of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional shares of our common shares in the future. Our shareholders may incur dilution from any future equity offering and upon the issuance of additional shares of our common shares upon the exercise of options we grant to certain of our executive officers or upon the issuance of additional common shares pursuant to our equity incentive plan.

We may fail to meet the continued listing requirements of the Nasdaq, which could cause our common shares to be delisted.

Pursuant to the listing requirements of the Nasdaq Global Select Market, if a company’s share price is below $1.00 per share for 30 consecutive trading days, Nasdaq will notify the company that it is no longer in compliance with the Nasdaq listing qualifications, which are set forth in Nasdaq Listing Rule 5450(a). If a company is not in compliance with the minimum bid price rule, the company will have 180 calendar days to regain compliance. The company may regain compliance if the bid price of its common shares closes at $1.00 per share or more for a minimum of 10 consecutive business days at any time during the 180 day cure period.

On January 6, 2016, we received notice from Nasdaq that the minimum bid price for our common shares was below $1.00 per share for a period of 30 consecutive business days, and that we therefore did not meet the minimum bid price requirement for the Nasdaq Global Select Market.

Our common shares will continue to be listed on and trade on the Nasdaq Global Select Market under the symbol “SBLK”, as the Nasdaq notification letter does not result in the immediate delisting of the our common shares. If we do not regain compliance until July 5, 2016, we may be eligible for an additional grace period if we satisfy the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement, and provide written notice of our intention to cure the deficiency during the second compliance period.

There can be no assurance that we will regain compliance with the minimum bid price requirement, remain in compliance with the other Nasdaq listing qualification rules, or that our common shares will not be delisted. A delisting of our common shares could have an adverse effect on the market price, and the efficiency of the trading market for, our common shares and could cause an event of default under certain of our Senior Secured Credit Facilities.

We may effect a reverse stock split, following which the price of our common share may decline, the liquidity of our shares may decrease, and we may not be able to attract new investors.

On December 21, 2015, our shareholders, in a duly held special meeting, approved a reverse stock split of our issued and outstanding common shares by a ratio of not less than one-for-three and not more than one-for-ten, with the exact ratio to be set at a whole number within this range, to be determined by our Board. Our shareholders approved the reverse stock split, so our Board may authorize the implementation of this reverse split to achieve the requisite increase in the market price of our common shares to be in compliance with the minimum price requirements of the Nasdaq.

We cannot assure you that the market price of our common shares following a reverse stock split will remain at the level required for continuing compliance with that requirement. It is not uncommon for the market price of a company’s common shares to decline in the period following a reverse stock split. If the market price of our common shares declines following the effectuation of the reverse stock split, the percentage decline may be greater than would occur in the absence of the reverse stock split.

Further, the liquidity of the shares of our common shares may be affected adversely by a reverse stock split given the reduced number of shares that will be outstanding following the reverse stock split, especially if the market price of our common shares does not increase as a result of the reverse stock split.

Additionally, although we believe that a higher market price of our common shares may help generate greater or broader investor interest, we cannot assure you that the reverse stock split will result in a share price that will attract new investors, including institutional investors. In addition, there can be no assurance that the market price of our common shares will satisfy the investing requirements of those investors. As a result, the trading liquidity of our common shares may not necessarily improve.

Certain shareholders hold registration rights, which may have an adverse effect on the market price of our common shares.

On September 20, 2011, we filed a registration statement on Form S-8 (File No. 333-176922) that covers the resale of up to 311,006 of our common shares that have been issued under our 2007, 2010 and 2011 equity incentive plans. We have included 485,783 common shares for resale in a universal shelf registration statement (File No. 333-180674), which was declared effective by the Securities and Exchange Commission (the “Commission”) on July 17, 2012. A Form F-3 registration statement for 7,731,776 common shares was filed with the SEC pursuant to a registration rights agreement and declared effective on November 12, 2013 for shares held by Oaktree and Monarch. On July 11, 2014, we entered into the Registration Rights Agreement. For more information regarding the terms of the Registration Rights Agreement, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” Pursuant to the Registration Rights Agreement, we filed a Form F-3 registration statement (Registration No. 333-197886), registering the resale of 67,258,287 common shares to be sold by certain selling shareholders listed therein, which was declared effective on September 25, 2014. In addition, the Registration Rights Agreement also provides the Oaktree Seller and its affiliates with certain demand registration rights and the Oaktree Seller, Pappas Seller, Monarch, Angelo, Gordon and Excel and certain affiliates thereof with certain shelf registration rights in respect of any common shares held by them (including the 29,917,312 common shares to be issued as the Excel Vessel Share Consideration, the 37,250,418 common shares purchased by Oaktree, Angelo, Gordon, Monarch and affiliates of the family of Mr. Pappas in the January 2015 Equity Offering and the 21,562,500 common shares purchased by Oaktree, Monarch and affiliates of the family of Mr. Pappas in the May 2015 Equity Offering), subject to certain conditions. As a result of the Excel Transactions and pursuant to the Registration Rights Agreement, we filed another Form F-3 registration statement (Registration No. 333-198832) registering the resale of 29,917,312 common shares to be issued to Excel as the Excel Vessel Share Consideration, and the 37,250,418 common shares purchased by Oaktree, Angelo, Gordon, Monarch and affiliates of the family of Mr. Petros Pappas in the January 2015 Equity Offering. This registration statement was declared effective on February 25, 2015. In addition, in the event that we register additional common shares for sale to the public following the closing of the 2014 Transactions, we will be required to give notice to the Oaktree Seller, Pappas Seller, Monarch, Angelo, Gordon and Excel, and certain affiliates thereof of its intention to effect such registration and, subject to certain limitations, we will be required to include common shares held by those holders in such registration. The resale of these common shares in addition to the offer and sale of the other securities included in such registration statements may have an adverse effect on the market price of our common shares.

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

On February 25, 2014, we acquired 33% of the total outstanding common stock of Interchart, a Liberian company affiliated with family members of our Chief Executive Officer, which acts as chartering broker to our fleet, for a total consideration of $0.2 million in cash and 22,598 restricted common shares issued on April 1, 2014. The ownership interest was purchased from an entity affiliated with family members of our Chief Executive Officer, including our former director Ms. Milena-Maria Pappas. On the same date, we entered into a services agreement, with Interchart for chartering, brokering and commercial services for our vessels for an annual fee of €0.5 million (approximately $0.55 million, using the exchange rate as of December 31, 2015, eur/usd 1.09). In November 2014, we entered into a new agreement with Interchart for chartering, brokering and commercial services for all of our vessels for a monthly fee of $0.3 million. The agreement was effective from October 1, 2014 until March 31, 2015, and upon its expiry was immediately renewed until December 31, 2016. The previous agreement with Interchart, dated February 25, 2014, was terminated when this agreement became effective.

Beginning in July 2014, we entered into the Merger, the Heron Transaction, the Pappas Transaction and the Excel Transactions that greatly expanded our fleet, as described in “Item 3. Key Information”.

Vessel Acquisitions, Newbuilding Vessels, Bareboat Charters, Dispositions and Other Significant Transactions

Vessel Acquisitions

On November 5, 2013, we entered into two agreements with two third parties to acquire Star Challenger and Star Fighter. Star Challenger and Star Fighter are Ultramax vessels of 61,462 dwt and 61,455 dwt, built in 2012 and 2013, respectively. The vessels were delivered to us on December 12, 2013 and on December 30, 2013, respectively.

On January 24, 2014, we entered into agreements to acquire Star Vega and Star Sirius from Glocal Maritime Ltd., a third party. Both Star Vega and Star Sirius are Post Panamax vessels of 98,681 dwt each, built in 2011. The vessels were delivered to us on February 13, 2014 and March 7, 2014, respectively. Upon their delivery, the vessels were chartered back to Glocal Maritime Ltd. for a daily rate of $15,000, with the duration of their charters lasting at least until June 2016.

Newbuilding Vessels

On July 5, 2013, we entered into agreements with Shanghai Waigaoqiao Shipbuilding Co. (“SWS”) for the construction of two 180,000 dwt Capesize vessels, with fuel efficient specifications, Star Aries (ex-Hull 1338) delivered to us on February 29, 2016 and sold on the same date, and Hull 1339 (tbn Star Taurus), with expected delivery in May 2016, which we have agreed to sell upon its delivery to us from the shipyard (as discussed below “–Vessel Dispositions”).

On September 23, 2013, we entered into agreements with SWS for the construction of two 208,000 dwt Newcastlemax vessels, with fuel efficient specifications, Hull 1342 (tbn Star Gemini) and Hull 1343 (tbn Star Leo), with expected deliveries in July 2017 and January 2018, respectively. We agreed to sell and lease back Hull 1343 (tbn Star Leo) upon its delivery to us from the shipyard as described below “–Bareboat Charters”.

On September 27, 2013, we entered into agreements with Nantong COSCO KHI Ship Engineering Co. (“NACKS”) for the construction of two 61,000 dwt Ultramax vessels, Star Antares (ex-Hull NE 196) and Star Lutas (ex-Hull NE 197), and one 209,000 dwt Newcastlemax vessel, Star Poseidon (ex-Hull NE 198), each with fuel efficient specifications, delivered to us in October 2015, January 2016 and February 2016, respectively.

On October 22, 2013, we entered into contracts with Japan Marine United Corporation (“JMU”), for the construction of two 60,000 dwt Ultramax vessels, Star Acquarius (ex Hull 5040) and Star Pisces (ex Hull 5043), with fuel efficient specifications, which were delivered to us in July 2015 and August 2015, respectively.

Bareboat Charters

On February 17, 2014, we entered into agreements (the “Bareboat Charters”) with CSSC (Hong Kong) Shipping Company Limited (“CSSC”), an affiliate of SWS, to bareboat charter for ten years two fuel efficient Newcastlemax vessels, each with a cargo carrying capacity of 208,000 deadweight tons. The vessels are being constructed pursuant to shipbuilding contracts entered into between two pairings of affiliates of SWS. Each pair has one shipyard party (each, an “SWS Builder”) and one ship-owning entity (each an “SWS Owner”). Delivery to us of each vessel is deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder. Pursuant to the terms of the Bareboat Charters, we are required to pay upfront fees, corresponding to the pre-delivery installments to the shipyard. An amount of $43.2 million and $40.0 million, respectively, for the construction cost of each vessel, corresponding to the delivery installment to the shipyard, will be financed by the relevant SWS Owner, to whom we will pay a daily bareboat charter hire rate payable monthly plus a variable amount. In addition, we paid an amount of $0.9 million, representing handling fees for the construction of the two vessels in two installments, in February 2014 and February 2015, respectively. Under the terms of the Bareboat Charters, we have the option to purchase the CSSC Vessels at any time, such option being exercisable on a monthly basis against a predetermined, amortizing-during-the-charter-period prices and the obligation to purchase the two vessels at the expiration of the bareboat term at a purchase price of $13.0 million and $12.0 million, respectively. Upon the earlier of the exercise of the purchase options or the expiration of the Bareboat Charters, we will own the CSSC Vessels.

On August 31, 2015, we entered into a non-binding term sheet for the sale of one of our newbuilding vessels HN 1343 (tbn Star Leo) and a 10-year lease back arrangement with CSSC, in order to finance up to $40.0 million for the vessel’s delivery installment. The final agreements, which include the memorandum of agreement and bareboat lease agreement, are expected to be signed in March 2016. Pursuant to the terms of the bareboat charter, we will pay a fixed bareboat charter hire rate payable monthly plus a variable amount. In addition, we will also pay $0.5 million representing handling fees in two installments. Under the terms of the bareboat charter, we have the option to purchase the vessel at any time, such option being exercisable on a monthly basis against pre-determined, amortizing-during-the-charter-period prices, while we have a respective obligation of purchasing the vessel at the expiration of the bareboat term at a purchase price of $12.1 million. Upon the earlier of the exercise of the purchase options or the expiration of the bareboat charter, we will own the vessel.

July 2014 Transactions

In the Merger and Pappas Transactions, we acquired 13 dry bulk vessels and contracts for the construction of 26 newbuilding dry bulk fuel-efficient Eco-type vessels at shipyards in Japan and China, of which nine are subject to bareboat charters, as described below. The total purchase consideration for the July 2014 Transactions was $616.3 million. As of February 29, 2016, 13 out 17 newbuilding vessels (without including those that are subject to bareboat charters, which are described below) have been delivered to us.

On May 17, 2013, subsidiaries of Ocenbulk entered into separate bareboat charter party contracts with affiliates of New Yangzijiang shipyards for eight-year bareboat charters of four newbuilding 64,000 dwt Ultramax vessels being built at New Yangzijiang. The vessels were constructed pursuant to four shipbuilding contracts entered into between four pairings of affiliates of New Yangzijiang. Each pair has one shipyard party (each, a “New YJ Builder”) and one ship-owning entity (each a “New YJ Owner”). Delivery of each vessel to us occured upon delivery of the vessel to the New YJ Owner from the corresponding New YJ Builder. An amount of $20.7 million for the construction cost of each vessel was financed by the relevant New YJ Owner, to whom we pay a pre-agreed daily bareboat charter hire rate on a 30-days advance basis. After each vessel’s delivery, we have monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices and on the eighth anniversary of the delivery of each vessel, we have the obligation to purchase the vessel at a purchase price of $6.0 million. The four vessels were delivered to us on March 25, 2015, March 31, 2015, April 7, 2015 and June 26, 2015, respectively.

On December 27, 2013, subsidiaries of Oceanbulk entered into separate bareboat charter party contracts with affiliates of SWS for ten-year bareboat charters of five newbuilding 208,000 dwt Newcastlemax vessels being built at SWS. The vessels are being constructed pursuant to shipbuilding contracts entered into between five pairings of affiliates of SWS. As of February 29, 2016, we expect that only three of these vessels will still be delivered to us. Each pair has one shipyard party (each, an “SWS Builder”) and one ship-owning entity (each an “SWS Owner”). Delivery of each vessel to us is deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder. An amount ranging from $40.0 to $43.2 million for the construction cost of each vessel, corresponding to the delivery installment to the shipyard, will be financed by the relevant SWS Owner, to whom we will pay a daily bareboat charter hire rate payable monthly plus a variable amount. In addition, we will pay for the three newbuilding vessels an aggregate amount of $1.0 million for agreed extra costs. After each vessel’s delivery, we have monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices and at the end of the ten-year charter period for each vessel, we have the obligation to purchase the vessel at a purchase price ranging from $12.0 million to $13.0 million.

The Merger Agreement also provided for the acquisition of the Heron Vessels. On November 11, 2014, we entered into two separate agreements with Heron to acquire the vessels Star Gwyneth (ex-ABYO Gwyneth) and Star Angelina (ex-ABYO Angelina), which were delivered to us on December 5, 2014. The cost for the acquisition of these vessels was determined based on the fair value of the 2,115,706 common shares issued on July 11, 2014, in connection with the Heron Transaction, of $25.1 million and $25.0 million in cash payment which was financed by the Heron Vessels Facility (as defined below see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Senior Secured Credit Facilities”), according to the provisions of the Merger Agreement with respect to these acquisitions.

A total of 54,104,200 of our common shares were issued to the various selling parties in the July 2014 Transactions.

Excel Transactions

Through the Excel Transactions, we acquired the 34 Excel Vessels for an aggregate of 29,917,312 common shares and $288.4 million in cash. In the case of three Excel Vessels Star Martha (ex-Christine), Star Pauline (ex-Sandra) and Star Despoina (ex-Lowlands Beilun), which were transferred subject to existing charters, we received the outstanding equity interests of the vessel-owning subsidiaries that own those Excel Vessels (although all other assets and liabilities of such vessel-owning subsidiaries remained with Excel).

Vessel Dispositions

On February 22, 2012, we entered into an agreement to sell Star Ypsilon to a third party, together with a quantity of 667 metric tons of fuel oil. We delivered the vessel to its purchasers on March 9, 2012. In connection with the sale of Star Ypsilon and the terms of the HSH Nordbank $64.5 million Facility (as defined below see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Senior Secured Credit Facilities”), on March 7, 2012, we repaid $7.4 million of the outstanding borrowings under the HSH Nordbank $64.5 million Facility and the mortgage over the vessel was released.

On March 14, 2013, we entered into an agreement to sell Star Sigma to a third party. The vessel was delivered to its purchasers on April 10, 2013. On April 2, 2013, in connection with the sale of Star Sigma, we fully repaid the $4.7 million balance of Capesize Tranche of the HSH Nordbank $64.5 million Facility. The remaining $4.7 million balance from the sale proceeds of Star Sigma was applied as a prepayment to the Supramax Tranche of the HSH Nordbank $64.5 million Facility. As a result, the next seven scheduled quarterly installments for that facility, commencing in April 2013 were reduced on a pro-rata basis equal to the amount of the prepayment and the mortgage over the vessel was released.

Since late December 2014, we entered into separate agreements with third parties to sell 17 of our vessels (Star Big, Star Mega, Maiden Voyage, Star Natalie, Star Tatianna, Star Christianna, Star Monika, Star Julia, Star Kim, Star Nicole, Rodon, Star Claudia, Indomitable, Magnum Opus, Tsu Ebisu, Deep Blue and Obelix). Of these vessels, 12 were delivered to their purchasers in 2015, one in February 2016, while the remaining four (Indomitable, Magnum Opus, Deep Blue and Obelix) were delivered to their purchasers in early 2016 or are expected to be delivered by April 2016. In connection with the sale of these vessels and in accordance with the terms of their related credit facilities, as of February 29, 2016 we prepaid $66.2 of our outstanding debt obligations.

For the prepayments made in connection with the above sales see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Senior Secured Credit Facilities.”

Additionally, in 2015 and early 2016, we entered into separate agreements with third parties to sell the newbuilding vessels Behemoth, Bruno Marks, Megalodon, Star Aries, Jenmark, and Star Taurus upon their delivery to us from the shipyard. The first four of these vessels were delivered to their purchasers in January and February 2016, while the remaining two are expected to be delivered in March 2016 and April 2016, respectively.

In October 2015, we reassigned the leases for two of our newbuilding vessels back to the vessel owner for a one-time refund of $5.8 per vessel.

In February 2016, we agreed in principle with certain shipyards to terminate two shipbuilding contracts with no further capital expenditure obligations on these vessels following the execution of definitive documentation relating to the termination.

Negotiations with the shipyards

During 2015 and in early 2016 we reached agreements in principle with certain shipyards to defer the delivery and reduce the purchase price of certain of our newbuilding vessels. The estimated delivery dates and remaining payments for our newbuilding vessels stated elsewhere in this report take effect of these negotiations. The aggregate agreed reduction to the purchase price was $64.5 million. In addition, $187.7 million of capital expenditures due in 2016 was deferred to 2017 and 2018. These agreements are subject to execution of final documentation by both parties.

B.	Business overview

General

We are an international shipping company with extensive operational experience that owns and operates a fleet of dry bulk carrier vessels. On a fully delivered basis, we will have a fleet of 76 vessels consisting primarily of Newcastlemax, Capesize as well as Kamsarmax, Ultramax and Supramax vessels with a carrying capacity between 45,588 dwt and 209,537 dwt. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes. Our highly experienced executive management team, with a combined 120 years of shipping industry experience, is led by Mr. Petros Pappas, who has more than 35 years of shipping industry experience and has managed approximately 300 vessel acquisitions and dispositions.

As of February 29, 2016, our operating fleet of 72 vessels had an aggregate capacity of approximately 7.6 million dwt. We have also entered into or acquired contracts for the construction of ten of the latest generation “Eco-type” vessels at leading shipyards in Japan and China, which we define as vessels that are designed to be more fuel-efficient than standard vessels of similar size and age. As of February 29, 2016, the total payments for our ten newbuilding vessels were expected to be $471.8 million, of which we had already paid $112.1 million. As of February 29, 2016, we had $175.8 million of cash on hand and we had obtained commitments for $291.6 million of secured debt for ten newbuilding vessels (other than the two newbuilding vessels that will be sold upon their delivery to us). By the first quarter of 2018, we expect our fleet to consist of 76 wholly owned vessels, with an average age of 8.6 years and an aggregate capacity of 8.5 million dwt. As of February 29, 2016, the average age of our operating fleet was 7.4 years. On a fully delivered basis and based on publicly available information, we believe our fleet will make us one of the largest U.S. publicly traded dry bulk shipping company by deadweight tonnage.

Our fleet is well-positioned to take advantage of economies of scale in commercial, technical and procurement management, with five of our ten newbuilding vessels expected to be delivered in the remainder of 2016, three in 2017 and two in 2018. For our operating fleet and our newbuildings, we have focused on vessels built at leading Japanese and Chinese shipyards, which, in our experience, are more reliable and less expensive to operate and are accordingly preferred by charterers. Currently, because of prevailing market conditions, we primarily employ our vessels in the spot market, under short term time charters or voyage charters. While employing the vessels under a voyage charter may require more management attention than under time charters, the vessel owner benefits from any fuel savings it can achieve because fuel is paid for by the vessel owner. On a fully-delivered basis, we will have a large, modern, fuel-efficient and high-quality fleet, which emphasizes the largest Eco-type Capesize and Newcastlemax vessels, built at leading shipyards and featuring the latest technology. As a result, we believe we will have an opportunity to capitalize on rising market demand during a period of reduced fleet growth, customer preferences for our ships and economies of scale, while enabling us to capture the benefits of fuel cost savings through spot time charters or voyage charters.

Our Fleet

We have built a fleet through timely and selective acquisitions of secondhand and newbuilding vessels. Because of the industry reputation and extensive relationships of Mr. Pappas and the other members of our senior management, we have been able to contract for our newbuilding vessels with leading shipyards. We believe that owning a modern, well-maintained fleet reduces operating costs, improves the quality of services we deliver and provides us with a competitive advantage in securing favorable spot time charters and voyage charters with high-quality counterparties. Each of our newbuilding vessels will be equipped with a vessel remote monitoring system that will provide data to a central location in order to monitor fuel and lubricant consumption and efficiency on a real-time basis. We expect to retrofit all of our operating vessels and most of the Excel Vessels with a similar monitoring system. While these monitoring systems are generally available in the shipping industry, we believe that they can be cost-effectively employed only by large-scale shipping operators, such as us.

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

Our newbuilding vessels are being built at leading Japanese and Chinese shipyards. The following tables summarize key information about our fully delivered fleet, as of February 29, 2016:

Operating Fleet

	Vessel Name	Vessel Type	Capacity (dwt.)	Year Built	Date Delivered to Star Bulk
1	Goliath	Newcastlemax	209,537	2015	July-15
2	Gargantua	Newcastlemax	209,529	2015	April-15
3	Maharaj	Newcastlemax	209,472	2015	July-15
4	Star Poseidon	Newcastlemax	209,000	2016	February-16
5	Deep Blue (2)	Capesize	182,608	2015	May-15
6	Leviathan	Capesize	182,511	2014	September-14
7	Peloreus	Capesize	182,496	2014	July-14
8	Indomitable (2)	Capesize	182,476	2015	January-15
9	Obelix (2)	Capesize	181,433	2011	July-14
10	Star Martha	Capesize	180,274	2010	October-14

11	Star Pauline	Capesize	180,274	2008	December-14
12	Pantagruel	Capesize	180,181	2004	July-14
13	Star Borealis	Capesize	179,678	2011	September-11
14	Star Polaris	Capesize	179,600	2011	November-11
15	Star Angie	Capesize	177,931	2007	October-14
16	Big Fish	Capesize	177,643	2004	July-14
17	Kymopolia	Capesize	176,990	2006	July-14
18	Big Bang	Capesize	174,109	2007	July-14
19	Star Aurora	Capesize	171,199	2000	September-10
20	Star Despoina	Capesize	170,162	1999	December-14
21	Star Eleonora	Capesize	164,218	2001	December-14
22	Star Monisha	Capesize	164,218	2001	February-15
23	Amami	Post Panamax	98,681	2011	July-14
24	Madredeus	Post Panamax	98,681	2011	July-14
25	Star Sirius	Post Panamax	98,681	2011	March-14
26	Star Vega	Post Panamax	98,681	2011	February-14
27	Star Angelina	Kamsarmax	82,981	2006	December-14
28	Star Gwyneth	Kamsarmax	82,790	2006	December-14
29	Star Kamila	Kamsarmax	82,769	2005	September-14
30	Pendulum	Kamsarmax	82,619	2006	July-14
31	Star Maria	Kamsarmax	82,598	2007	November-14
32	Star Markella	Kamsarmax	82,594	2007	September-14
33	Star Danai	Kamsarmax	82,574	2006	October-14
34	Star Georgia	Kamsarmax	82,298	2006	October-14
35	Star Sophia	Kamsarmax	82,269	2007	October-14
36	Star Mariella	Kamsarmax	82,266	2006	September-14
37	Star Moira	Kamsarmax	82,257	2006	November-14
38	Star Nina	Kamsarmax	82,224	2006	January-15
39	Star Renee	Kamsarmax	82,221	2006	December-14
40	Star Nasia	Kamsarmax	82,220	2006	August-14
41	Star Laura	Kamsarmax	82,209	2006	December-14
42	Star Jennifer	Kamsarmax	82,209	2006	April-15
43	Star Helena	Kamsarmax	82,187	2006	December-14
44	Mercurial Virgo	Kamsarmax	81,545	2013	July-14
45	Magnum Opus (2)	Kamsarmax	81,022	2014	July-14
46	Star Iris	Panamax	76,466	2004	September-14
47	Star Aline	Panamax	76,429	2004	September-14
48	Star Emily	Panamax	76,417	2004	September-14
49	Star Vanessa	Panamax	72,493	1999	November-14
50	Idee Fixe (1)	Ultramax	63,458	2015	March-15
51	Roberta (1)	Ultramax	63,426	2015	March-15
52	Laura (1)	Ultramax	63,399	2015	April-15
53	Kaley (1)	Ultramax	63,283	2015	June-15
54	Kennadi	Ultramax	63,262	2016	January-16
55	Star Challenger	Ultramax	61,462	2012	December-13
56	Star Fighter	Ultramax	61,455	2013	December-13
57	Star Lutas	Ultramax	61,347	2016	December-13
58	Honey Badger	Ultramax	61,320	2015	February-15
59	Wolverine	Ultramax	61,292	2015	February-15
60	Star Antares	Ultramax	61,258	2015	October-15
61	Star Acquarius	Ultramax	60,916	2015	July-15
62	Star Pisces	Ultramax	60,916	2015	August-15
63	Strange Attractor	Supramax	55,742	2006	July-14

64	Star Omicron	Supramax	53,489	2005	April-08
65	Star Gamma	Supramax	53,098	2002	January-08
66	Star Zeta	Supramax	52,994	2003	January-08
67	Star Delta	Supramax	52,434	2000	January-08
68	Star Theta	Supramax	52,425	2003	December-07
69	Star Epsilon	Supramax	52,402	2001	December-07
70	Star Cosmo	Supramax	52,246	2005	July-08
71	Star Kappa	Supramax	52,055	2001	December-07
72	Star Michele	Handymax	45,588	1998	October-14
		Total dwt:	7,615,187

(1)	Subject to a bareboat charter that is accounted for as a capital lease.
(2)	We have agreed to sell this vessel but have not yet delivered it to its new owner.

Newbuilding Vessels

	Vessel Name	Vessel Type	Capacity (dwt.)	Shipyard	Expected Delivery Date
1	HN 1359 (tbn Star Marisa) (1)	Newcastlemax	208,000	SWS, China	Mar-16
2	HN 1372 (tbn Star Libra) (1)	Newcastlemax	208,000	SWS, China	Apr-16
3	HN 1360 (tbn Star Ariadne) (1)	Newcastlemax	208,000	SWS, China	Feb-17
4	HN 1342 (tbn Star Gemini)	Newcastlemax	208,000	SWS, China	Jul-17
5	HN 1371 (tbn Star Virgo) (1)	Newcastlemax	208,000	SWS, China	Jan-17
6	HN 1361 (tbn Star Magnanimus) (1)	Newcastlemax	208,000	SWS, China	Jan-18
7	HN 1343 (tbn Star Leo) (2)	Newcastlemax	208,000	SWS, China	Jan-18
8	HN 1313 (tbn Jenmark) (3)	Capesize	180,000	SWS, China	Mar-16
9	HN 1339 (tbn Star Taurus)(3)	Capesize	180,000	SWS, China	Apr-16
10	HN 1081 (tbn Mackenzie)	Ultramax	64,000	New Yangzijiang, China	Mar-16
		Total dwt:	1,880,000

(1)	Subject to a bareboat charter that will be accounted for as a capital lease.

(2)	To be financed under a capital lease.

(3)	Newbuilding vessel agreed to be sold upon its delivery from the shipyard.

Vessels Chartered In

Vessel Name	Type	Capacity (dwt.)	Year Built
Astakos (ex - Maiden Voyage)	Supramax	58,722	2012
	Total dwt:	58,722

Vessels under Management

Vessel Name	Type	Capacity (dwt.)	Year Built
Serenity I	Supramax	53,688	2006
	Total dwt:	53,688

Our Competitive Strengths

We believe that we possess a number of competitive strengths in our industry, including:

Track record of fleet growth with an extensive pipeline of attractive newbuilding vessels

Since 2007, we have successfully acquired 92 on the water modern dry bulk carrier vessels built between 1992 and 2016, with a total capacity of approximately 13.5 million dwt, including four Newcastlemax, 26 Capesize, four Post-Panamax, 20 Kamsarmax, 13 Panamax, 13 Ultramax, ten Supramax and two Handymax vessels. During the same period we have successfully disposed of 30 dry bulk carrier vessels, including 2 Newcastlemax, 15 Capesize, two Kamsarmax, nine Panamax, one Supramax and one Handymax vessel.

Our operating fleet of dry bulk carrier vessels were built at leading Japanese, Chinese and Korean shipyards between 1993 and 2016, all of which are serving existing customers. Our management team’s newbuilding philosophy has been to focus on building vessels exclusively at what we believe to be among the leading shipyards in Japan and China rather than simply purchasing available slots at any shipyard. Based on our experience, we believe that charterers will prefer newer, high-quality vessels and that such vessels will help to reduce operating and maintenance expenses and increase utilization rates. Mr. Pappas has leveraged his relationships with the shipyards to carefully plan our ten-vessel newbuilding program. Our newbuilding program is designed to take advantage of economies of scale as quickly as practicable, adding a total capacity of approximately 1.9 million dwt, with five of the ten vessels to be delivered in the remaining months of 2016, three in 2017 and two in 2018. As of February 29, 2016, the average age of our operating fleet was 7.4 years. When our newbuilding program is completed (which we expect in the first quarter of 2018), on a fully delivered basis, our fleet is expected to consist of 76 wholly owned vessels, with an average age of 8.6 years and an aggregate capacity of 8.5 million dwt. We believe that our operating fleet and our expected newbuilding delivery schedule give us a competitive advantage.

Focus on fuel efficiency and improving vessel operations

All of our 10 newbuilding vessels are Eco-type vessels,. These fuel-efficient Eco-type vessels will enable us to take advantage of available fuel cost savings and operational efficiencies and give us the opportunity to generate advantageous TCE rates, particularly in an environment in which charterhire rates are relatively low. In addition, each of our newbuilding vessels will be equipped with a sophisticated vessel remote monitoring system that will allow us to collect real-time information on the performance of critical on-board equipment, with a particular focus on fuel consumption and engine performance. Using this information, we will be able to be proactive in identifying potential problems and evaluating optimum operating parameters during various sea passage conditions. We will also be able to compare actual vessel performance to reported vessel performance and provide feedback to crews in real time, thereby reducing the likelihood of errors or omissions by our crews. Similar systems will be retrofitted to most of our operating vessels. The vessel remote monitoring system is designed to enhance our ability to manage the operations of our vessels, thereby increasing operational efficiency and reducing maintenance costs and off-hire time. In addition, because of the similarities between our operating vessels and a number of our newbuilding vessels, we can take advantage of efficiencies in crewing, training and spare parts inventory management and can apply technical and operational knowledge of one ship to its sister ships. In addition to our newbuilding Eco-type vessels, 31 of our operating vessels are being equipped with sliding engine valves and alpha lubricators, making them semi-Eco vessels with increased fuel efficiency and decreased lubricant consumption. Most of the Excel Vessels either are equipped or are in the process of being equipped with similar features for increased fuel efficiency and decreased lubricant consumption.

Experienced management team with a strong track record in the shipping industry

Our company’s leadership has considerable shipping industry expertise. Our founder and Chief Executive Officer, Mr. Pappas, has an established track record in the dry bulk industry, with more than 35 years of experience and more than 275 vessel acquisitions and dispositions. Mr. Pappas has extensive experience in operating and investing in shipping, including through his principal shipping operations and investment vehicle, Oceanbulk Maritime. Mr. Pappas also has extensive relationships in the shipping industry, and he has leveraged his deep relationships with shipbuilders to formulate our newbuilding program.

Mr. Hamish Norton, our President, is also the Head of Corporate Development and Chief Financial Officer of Oceanbulk Maritime with more than 23 years of experience in the shipping industry. Prior to joining Oceanbulk Maritime, from 2007 through 2012, Mr. Norton was a Managing Director and the Global Head of the Maritime Group at Jefferies LLC, and from 2003 to 2007, he was head of the shipping practice at Bear Stearns. Mr. Norton has advised in numerous capital markets and mergers and acquisitions transactions by shipping companies.

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

Our Business Strategies

Our primary objectives are to grow our business profitably and to continue to grow as a successful owner and operator of dry bulk vessels. The key elements of our strategy are:

Preserve liquidity during the current dry bulk market downturn through efficient operations and vessel sales

Dry bulk charterhire rates have reached historically low levels recently, which if prolonged could severely impact the dry bulk shipping industry overall. The Baltic Dry Index, or the BDI, an index published daily by the Baltic Exchange Limited, a London-based membership organization that provides daily shipping market information to the global investing community, is a daily average of charter rates for key dry bulk routes and has long been considered as the main benchmark against which industry specialists and dry bulk shipping owners monitor the movements of the dry bulk vessel charter market and the performance of the overall dry bulk shipping market. The BDI declined 35% during 2015 and reached its all-time low of 290 in February 2016. In this environment, we are taking all necessary actions to preserve our liquidity through vessel sales, renegotiation of price and delivery dates with the shipyards for our newbuilding fleet, as well as optimization of vessel operations to reduce voyage and operating costs. Our management is focused on making us a leading operator in terms of cost without sacrificing the quality of our operations. Reflecting the continued quality of our vessels, as of December 2015, 88% of the fleet managed by us had a rating of five (out of five) stars by Rightship, a ratings agency that evaluates the condition of dry bulk vessels.

Capitalize on potential increases in charterhire rates for dry bulk shipping

The dry bulk shipping industry is cyclical in nature. The recent historically low dry bulk charterhire rates act as a catalyst for ship owners, who scrap a significant number of vessels, until equilibrium between demand and supply of vessels is achieved. Based on our analysis of industry dynamics, we believe that dry bulk charterhire rates will rise for the medium term due to drastic supply cuts that we expect will result from owners’ actions in the short term. The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of the beginning of February, 2016, the global dry bulk carrier order book amounted to approximately 15% of the existing fleet at that time. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Generally, dry bulk carriers at or over 25 years old are likely candidates to be scrapped. During 2015, a total of 30.5 million dwt was scrapped, representing the second highest level in the history of the dry bulk industry. In addition, up until the first week of February 2016, we have observed a record demolition rate for dry bulk vessels, with 5.4 million dwt being scrapped. Historically, from 2006 to 2015, vessel annual demolition rates ranged from 0.54 million dwt to 33.4 million dwt. We have also observed the conversion of a number of newbuilding dry bulk vessels to tanker and container vessels, which we consider has the positive consequence of reducing dry bulk vessel deliveries and hence supply. We expect that the historically low freight rate environment will continue to dissuade ship owners from ordering further dry bulk vessels. By reducing vessel supply, we believe that the above three factors will have a positive effect on freight rates in the future. While the charter market remains at current levels, we intend to operate our vessels in the spot market under short-term time charter market or voyage charters in order to benefit from any future increases in charter rates.

Charter our vessels in an active and sophisticated manner

Our business strategy is centered on arranging voyage and short term time charters for our vessels given the current low market levels. This approach is also tailored specifically to the fuel efficiency of our newbuilding vessels. While this process is more difficult and labor-intensive than placing our vessels on longer-term time charters, it can lead to greater profitability, particularly for vessels that have lower fuel consumption than typical vessels. When operating a vessel on a voyage charter, we (as owner of the vessel) will incur fuel costs, and therefore, we are in a position to benefit from fuel savings (particularly for our Eco-type vessels). If charter market levels rise, we may employ part of our fleet in the long-term time charter market, while we may be able to more advantageously employ our newbuilding fleet in the voyage charter market in order to capture the benefit of available fuel cost savings. Our large, diverse and high quality fleet provides scale to major charterers, such as iron ore miners, utility companies and commodity trading houses. On December 17, 2014, we announced the formation of a long-term strategic partnership with a significant iron ore mining company for the chartering of three Newcastlemax vessels, two of which were delivered in 2015 and the last of which is expected to be delivered in 2016, under an index-linked voyage charter for a five-year period. This arrangement will allow us to take the full benefit of the vessels’ increased cargo carrying capacity as well as potential savings arising from their fuel efficiency, as we will be compensated on a $/ton basis, while being responsible for the voyage expenses of the vessels. We seek similar arrangements with other charterers, providing the scale required for the transportation of large commodity volumes over a multitude of trading routes around the world.

On January 25, 2016, we entered into a Capesize vessel pooling agreement (“CCL”) with BOCIMAR INTERNATIONAL NV, GOLDEN OCEAN GROUP LIMITED and C TRANSPORT HOLDING LTD. We have agreed to market nine of our Capesize dry bulk vessels, which had previously been operating in the spot market, as part of one combined CCL fleet. Together with our nine vessels, the CCL fleet will initially consist of 65 modern Capesize vessels and will be managed out of Singapore and Antwerp. Each vessel owner will continue to be responsible for the operating, accounting and technical management of its respective vessels. We expect to achieve improved scheduling ability through the joint marketing opportunity that CCL represents for our Capesize vessels, with the overall aim of enhancing economic efficiencies.

Expand our fleet through opportunistic acquisitions of high-quality vessels at attractive prices

As of February 29, 2016, we had contracts for ten additional newbuilding vessels with an aggregate capacity of approximately 1.9 million dwt. If market conditions improve, we may opportunistically acquire high-quality vessels at attractive prices that are accretive to our cash flow. When evaluating acquisitions, we will consider and analyze, among other things, our expectations of fundamental developments in the dry bulk shipping industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications with particular regard to fuel consumption, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. We believe that these circumstances combined with our management’s knowledge of the shipping industry may present an opportunity for us to grow our fleet at favorable prices.

Maintain a strong balance sheet through moderate use of leverage

We plan to finance our fleet, including future vessel acquisitions, with a mix of debt and equity, and we intend to maintain moderate levels of leverage over time, even though we may have the capacity to obtain additional financing. As of December 31, 2015, our debt to total capitalization ratio was approximately 46%. Charterers have increasingly favored financially solid vessel owners, and we believe that our balance sheet strength will enable us to access more favorable chartering opportunities, as well as give us a competitive advantage in pursuing vessel acquisitions from commercial banks and shipyards, which in our experience have recently displayed a preference for contracting with well-capitalized counterparties.

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

We believe that we possess a number of strengths that provide us with a competitive advantage in the dry bulk shipping industry:

•	We own a modern, diverse, high quality fleet of dry bulk carrier vessels. Our fleet consists of 72 vessels currently in the water, while we have ten high specification, fuel efficient, Eco-type vessels, on order at quality shipyards in China and Japan. We believe that owning a modern, high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing favorable time charters. We maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea, and adopting a comprehensive maintenance program for each vessel. Furthermore we take a proactive approach to safety and environmental protection through comprehensively planned maintenance systems, preventive maintenance programs and by retaining and training qualified crews.

•	We benefit from strong relationships with members of the shipping and financial industries. Our Chief Executive Officer, directors and management team have established relationships with leading charterers as well as chartering, sales and purchase brokerage houses around the world. Our Chief Executive Officer, directors and management team have maintained relationships with, and have achieved acceptance by, major governmental and private industrial users, commodity producers and traders.

•	We have an experienced management team and board of directors. Our management team and our board of directors, collectively, have more than 130 years shipping experience during which they have developed strong industry relationships with leading charterers, financial institutions, shipyards, insurance underwriters, protection and indemnity associations.

•	We conduct a significant portion of the commercial and technical management of our vessels in-house through our wholly owned subsidiaries, Star Bulk Management Inc., Star Bulk Shipmanagement Company (Cyprus) Limited and Starbulk S.A. We believe having control over the commercial and technical management provides us with a competitive advantage over many of our competitors by allowing us to more closely monitor our operations and to offer higher quality performance, reliability and efficiency in arranging charters and the maintenance of our vessels. We also believe that these management capabilities contribute significantly in maintaining a lower level of vessel operating and maintenance costs.

•	We obtain chartering and brokering services from Interchart, an entity affiliated with our Chief Executive Officer, of which we own 33%. We believe having an influence over the chartering and brokering services provides us with a competitive advantage over many of our competitors by allowing us to obtain profitable rates and retain flexibility in the employment of our vessels.

Customers

We have well established relationships with major dry bulk charterers, which we serve by carrying a variety of cargoes over a multitude of routes around the globe. We charter out our vessels to major iron ore miners, utilities companies, commodity trading houses and diversified shipping companies. The following is an indicative list of such companies with which we chartered our vessels in the year ended December 31, 2015: ADMI, BHP Billiton, Brampton, Cargill, Cobelfret, E.O.N. Global Commodities, EDF Trading, FMG International, Glencore, Glocal Maritime Ltd, Louis Dreyfus, Mittal, Noble, Norden, Oldendorff Carriers, Raffles, Rio Tinto, Topsheen, Transgrain, and Western Bulk Pte. Ltd.

For the year ended December 31, 2015, we derived 7% of our voyage revenues from two of our customers.

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

Operations

Management of the Fleet

Star Bulk Management, Star Bulk Shipmanagement Company (Cyprus) Limited and Starbulk S.A., three of our wholly-owned subsidiaries, perform the operational and technical management services for the vessels in our fleet, including chartering, marketing, capital expenditures, personnel, accounting, paying vessel taxes and maintaining insurance.

As of December 31, 2015, we had 149 employees, engaged in the day to day management of the vessels in our fleet, including our executive officers, through Star Bulk Management , Star Bulk Shipmanagement Company (Cyprus) Limited and Starbulk S.A. Star Bulk Management, Star Bulk Shipmanagement Company (Cyprus) Limited and Starbulk S.A. employ a number of additional shore-based executives and employees designed to ensure the efficient performance of our activities. We reimburse and/or advance funds as necessary to Star Bulk Management, Star Bulk Shipmanagement Company (Cyprus) Limited and Starbulk S.A. in order for them to conduct their activities and discharge their obligations, at cost.

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

Starbulk S.A. provides the technical and crew management of the majority of our vessels. Technical management includes maintenance, dry docking, repairs, insurance, regulatory and classification society compliance, arranging for and managing crews, appointing technical consultants and providing technical support.

Star Bulk Shipmanagement Company (Cyprus) Limited provides technical and operation management services in respect of 16 of our vessels. The management services include arrangement and supervision of dry docking, repairs, insurance, regulatory and classification society compliance, provision of crew, appointment of surveyors and technical consultants.

Crewing

Starbulk S.A. and Star Bulk Shipmanagement Company (Cyprus) Limited are responsible for recruiting, either directly or through a technical manager or a crew manager, the senior officers and all other crew members for the vessels in our fleet. Both companies have the responsibility to ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that the vessels are manned by experienced and competent and trained personnel. Starbulk S.A. and Star Bulk Shipmanagement Company (Cyprus) Limited are also responsible for insuring that seafarers’ wages and terms of employment conform to international standards or to general collective bargaining agreements to allow unrestricted worldwide trading of the vessels and provides the crewing management for all the vessels in our fleet.

Procurement

As of January 1, 2015, we engaged Ship Procurement Services S.A. (“SPS”), an unaffiliated third party company, to provide to our fleet certain procurement services at a daily fee of $0.295 per vessel.

Basis for Statements

The International Dry Bulk Shipping Industry

Dry bulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. In 2015, based on preliminary figures, it is estimated that approximately 4.7 billion tons of dry bulk cargo was transported by sea.

The demand for dry bulk carrier capacity is derived from the underlying demand for commodities transported in dry bulk carriers, which is influenced by various factors such as broader macroeconomic dynamics, globalization trends, industry specific factors, geological structure of ores, political factors, and weather. The demand for dry bulk carriers is determined by the volume and geographical distribution of seaborne dry bulk trade, which in turn is influenced by general trends in the global economy and factors affecting demand for commodities. During the 1980s and 1990s seaborne dry bulk trade increased by 1-2% per annum. However, over the last decade, between 2005 and 2015, seaborne dry bulk trade increased at a compound annual growth rate of 4.9%, substantially influenced by the entrance of China in the World Trade Organization. The global dry bulk carrier fleet may be divided into seven categories based on a vessel’s carrying capacity. These main categories consist of:

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

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of the beginning of February, 2016, the global dry bulk carrier order book amounted to approximately 15% of the existing fleet at that time. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs. Generally, dry bulk carriers at or over 25 years old are likely to be scrapped. During 2015, a total of 30.5 million dwt was scrapped, representing the second highest level in the history of the dry bulk industry. In addition, up until the first week of February of 2016, we have observed a record demolition rate for dry bulk vessels, with 5.4 million dwt being scrapped. Historically, from 2006 to 2015, annual vessel demolition rates ranged from 0.54 million dwt to 33.4 million dwt. We have also observed the conversion of a number of newbuilding dry bulk vessels to tanker and container vessels, which we consider has the positive consequence of reducing dry bulk vessel deliveries and hence supply. We expect that the historically low freight rate environment will continue to dissuade ship owners from ordering further dry bulk vessels. By reducing vessel supply, we believe that the above three factors will have a positive effect on freight rates in the future.

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

The dry bulk shipping industry is cyclical with attendant volatility in charterhire rates and profitability. While the degree of charterhire rate volatility among different types of dry bulk carriers varies widely, the abrupt and dramatic downturn in the dry bulk charter market has severely affected the entire dry bulk shipping industry. The BDI fell 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and remained volatile since. During 2009, the BDI reached a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009. The BDI continued its volatility in 2010, increasing from 3,235 in January 2010 to a high of 4,209 in May 2010 before subsequently decreasing to a low of 1,700 in July 2010. Following a short period of increase in the third quarter of 2010, the BDI fell to near July 2010 levels by the end of 2010. The BDI further decreased to 1,043 in February 2011 and continued to decline in the beginning of 2012 to 753. The BDI recorded a record low of 647 in February 2012. The BDI then increased from these low levels, reaching 2,337 in December 2013. Subsequently, due to downward volatility, the BDI fluctuated and fell to 471 in December 2015. The BDI has ranged from 290 to 473 from January until February 2016, with 290 being its all-time low. The dry bulk market remains volatile.

Vessel Prices

Newbuilding prices are determined by a number of factors, including the underlying balance between shipyard output and capacity, raw material and labor costs, freight markets and sometimes exchange rates. In the recent past, high levels of new ordering were recorded across all sectors of shipping with the total orderbook reaching approximately 78% of the fleet during the period between August and November of 2008. As a result, most of the major shipyards in Japan, South Korea and China had no available capacity for the two forthcoming years, and an increased number of orders were placed at second and third tier yards mostly in China. The downturn in freight rates, the lack of funding due to the wider global financial crisis, as well as the fact that many yards had limited or no shipbuilding experience led to a substantial number of these orders being cancelled or delayed. During 2015, new vessels of 49.3 million dwt in aggregate capacity were delivered, versus a total amount of 85 million dwt scheduled deliveries for the same year, implying a slippage/cancellation rate of 42%, higher than the average ratio of 34% during the years 2008 through 2014. It is expected that this trend will continue to persist in the future, albeit at a lower degree.

Newbuilding prices have increased significantly since 2003, due to tightness in shipyard capacity, high steel prices, rising labor cost, high levels of new ordering and stronger freight rates. However, with the sudden and steep decline in freight rates after August 2008 and lack of new vessel ordering, newbuilding vessel values entered a downward trend and have continued to gradually decline. This trend however was reversed in the later part of the second half of 2013, as the precipitous increase in freight rates led to a substantial amount of new orders being placed to the majority of top shipyards in Japan, South Korea and China wiping out their available capacity for 2014 and shifting the pricing power from buyers to shipbuilders. We still observe that first class shipbuilders have meaningful forward coverage, and are hence reluctant to reduce their prices. During 2015, the weakening of the dry bulk freight environment resulted in a sharp decline of newbuilding orders, equal to only 17.7 million dwt. By comparison, from 2010 to 2014, newbuilding orders for dry bulk vessels ranged from 24.5 million dwt to 104.0 million dwt. Furthermore, during the first two months of 2016, newbuilding orders continued to decline. We have also observed the conversion of a number of dry bulk vessels to tanker and container vessels, which we consider has the positive consequence of reducing dry bulk vessel deliveries and hence supply. We expect that the historically low freight rate environment will continue to dissuade ship owners from ordering further dry bulk vessels. We believe that these factors will have a positive effect on freight rates in the future, reducing vessel supply.

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

In 2012, the IMO’s Marine Environmental Protection Committee, or “MEPC,” adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk, or the IBC Code. The provisions of the IBC Code are mandatory under MARPOL and the IMO International Convention for the Safety of Life at Sea of 1974, or “SOLAS.” These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.

In 2013, the MEPC adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or CAS. These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or ESP Code, which provides for enhanced inspection programs.

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

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatories to such conventions. For example, in February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, the BWM Convention has not yet been ratified but proposals regarding implementation have recently been submitted to the IMO. Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (the “BWMS”). For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date “existing” vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the Convention. Furthermore, in October 2014 the MEPC met and adopted additional resolutions concerning the BWM Convention’s implementation. Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers, and the cost of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.

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

Safety Management System Requirements

The IMO has also adopted the International Convention for the Safety of Life at Sea (the “SOLAS”) and the International Convention on Load Lines (the “LL Convention”), which impose a variety of standards that regulate the design and operational features of ships. The IMO has also adopted the LLMC, which specifies the limits of liability for claims relating to loss of life or personal injury and property claims (such as damage to other ships, property or harbor works). The IMO periodically revises the SOLAS, the LL Convention and the LLMC standards. The amendments made to the SOLAS in May 2012 entered in force on January 1, 2014. The LLMC was also recently amended, and the amendments went into effect on June 8, 2015. The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners. We believe that all our vessels are in substantial compliance with SOLAS and LL Convention standards, and that our insurance policies are in compliance with the LLMC standards.

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

Compliance Enforcement

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluate and report on flag states based on factors such as sufficiency of infrastructure, ratification, implementation, and enforcement of principal international maritime treaties and regulations, supervision of statutory ship surveys, casualty investigations and participation at IMO and International Labour Organization (the “ILO”) meetings. The majority of our vessels are flagged in the Marshall Islands. Marshall Islands flagged vessels have historically received a good assessment in the shipping industry. We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris did not result in an agreement that directly limited greenhouse gas emissions from shipping. As of January 1, 2013, however, all new ships must comply with two new sets of mandatory requirements, which were adopted by MEPC in July 2011 to address greenhouse gas emission from ships. Currently, operating ships are required to develop Ship Energy Efficiency Management Plans (“SEEMPs”), while minimum energy efficiency levels per capacity mile apply to new ships, as defined by the Energy Efficiency Design Index (“EEDI”). These requirements could cause us to incur additional compliance costs. The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Parliament and Council of Ministers are expected to endorse regulations that would require monitoring and reporting of greenhouse gas emissions from marine vessels in the near future. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel emissions, and the sulfur content found in marine fuel. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

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

OPA contains statutory caps on liability and damages, but such caps do not apply to direct cleanup costs. Effective November 19, 2015, the USCG adjusted the limits of OPA liability for non-tank vessels to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct. These limits similarly do not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

In October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remain in effect until the EPA issues a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some which are in effect and some which are pending, will co-exist.

The USCG regulations adopted under the U.S. National Invasive Species Act (the “NISA”) also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters which require the installation of equipment to treat ballast water before it is discharged in U.S. waters or, in the alternative, the implementation of other port facility disposal arrangements or procedures. Vessels not complying with these regulations are restricted from entering U.S. waters. The USCG must approve any technology before it is placed on a vessel.

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

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facility Security Code (the “ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate (the “ISSC”) from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

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

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies (the “IACS”). All our vessels are certified as being “in class” by RINA, ABS and NKK, major classification societies which are member of IACS. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreements. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

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

Hull & Machinery and War Risks Insurance

We maintain marine, hull and machinery and war risks insurance, which include the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least their fair market value with deductibles of $100,000—$150,000 per vessel per incident. We also maintain increased value coverage for most of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy.

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

Section 13(r) Disclosure

In accordance with Section 13(r) of the Securities Exchange Act of 1934, as amended, Oaktree Capital Group, LLC provided us with the following disclosure regarding activities that occurred during the year ended December 31, 2015. The disclosure relates to a vessel that is indirectly owned by funds managed by Oaktree. We might be deemed to be an affiliate of Oaktree pursuant to Exchange Act Rule 12b-2.

We did not independently verify or participate in the preparation of any of the disclosure reproduced below.

Disclosure Pursuant to Section 13(r) of the Securities Exchange Act of 1934

Section 13(r) of the Securities Exchange Act of 1934 requires each issuer registered with the SEC to disclose in its annual or quarterly reports whether it or any of its “affiliates” have knowingly engaged in certain specified activities, including transactions or dealings with the Government of Iran. Because the term “affiliate” is broadly interpreted pursuant to Exchange Act Rule 12b-2, certain activities that occurred during the fiscal year ended December 31, 2015 may be deemed to have been conducted by one of our affiliates.

On or around April 28, 2015, the Maersk Tigris, a Marshall Islands-flagged vessel (the “Vessel”) that is indirectly owned by funds managed by Oaktree as investment manager, was seized by the Iran Revolutionary Guard Corps and escorted towards the Iranian port of Bandar Abbas. The Vessel was detained by the Iran Revolutionary Guard until May 7, 2015. During the pendency of the Vessel’s seizure, the Vessel’s ship master purchased certain necessary provisions to maintain the health, safety and/or security of the Vessel’s crew. Neither the Vessel nor any entity affiliated with the Vessel derived any revenues or profits from this activity, and neither the Vessel nor any entity affiliated with the Vessel intends for the activity to continue.

C.	Organizational structure

As of December 31, 2015, we are the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under Item 18. “Financial Statements”. We also own 33% of the total outstanding common stock of Interchart.

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

As of February 29, 2016, we employ eight of our vessels on medium to long-term time charters with an average remaining term of approximately 0.6 years and 64 of our vessels in the spot market under short-term time charters or voyage charters. Under our time charters, the charterer typically pays us a fixed daily charterhire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges. We remain responsible for paying the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to affiliated and unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter. In addition, we are also responsible for the dry docking costs related to our vessels.

Eight of our vessels in our fleet are employed on medium to long-term time charters, scheduled to expire from June 2016 until May 2017. In the future, we may employ these and our other vessels in the spot market under short term time charters or voyage charters, under bareboat charters, under contracts of affreighment, or in dry bulk carrier pools.

Key Performance Indicators

Our business is comprised of the following main elements:

•	employment and operation of dry bulk vessels constituted our operating fleet ; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of dry bulk vessels constituted our operating fleet.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel security training and security response plans pursuant to the requirements of the ISPS Code;

•	obtaining ISM Code certification and audits for each vessel within the six months of taking over a vessel;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships (i.e., administration of bank loans and bank accounts);

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	charter rates and periods of charterhire;

•	levels of vessel operating expenses;

•	depreciation and amortization expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

We believe that the important measures for analyzing trends in the results of operations consist of the following:

•	Average number of vessels is the number of vessels that constituted our operating fleet (including charter-in vessels) for the relevant period, as measured by the sum of the number of days all vessels were part of our operating fleet during the period divided by the number of calendar days in that period.

•	Ownership days are the total number of calendar days all operating vessels in our fleet were owned by us for the relevant period.

•	Available days for the fleet are equal to the ownership and charter-in days minus off-hire days, as a result of major repairs, dry docking or special or intermediate surveys and lay-up days, if any.

•	Voyage days are equal to the total number of days the vessels were in our possession or chartered-in for the relevant period minus off-hire days incurred for any reason (including off-hire for dry docking, major repairs, special or intermediate surveys, transfer of ownership or lay-up days, if any).

•	Fleet utilization is calculated by dividing voyage days by available days for the relevant period. Ballast days for which a charter is not fixed are not included in the voyage days for the fleet utilization calculation.

•	Time charter equivalent rate. Our method of calculating the time charter equivalent rate (the “TCE rate”) is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above or below market acquired time charter agreements) by voyage days for the relevant time period. The following table reflects our voyage days, ownership days, fleet utilization and TCE rates for the periods indicated:

(TCE rates expressed in U.S. dollars)	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2015
Average number of vessels	13.34	28.88	69.35
Number of vessels in operation (as of the last day of the periods reported)	15	62	70
Average age of operational fleet (in years)	9.6	9.4	7.4
Ownership days	4,868	10,541	25,206
Available days	4,763	10,413	24,204
Voyage days for fleet	4,651	8,948	21,171
Fleet Utilization	98%	86%	88%
Time charter equivalent rate	$14,427	$12,161	$8,063
Voyage Revenues	$68,296	$145,041	$234,035

Time Charter Equivalent (TCE)

Time charter equivalent rate (the “TCE rate”) is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above or below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We report TCE revenues, a non-GAAP measure, since our management believes it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The TCE rate is also included herein because it is a standard shipping industry performance measure and we believe that it presents useful information to investors. Our calculation of TCE, however, may not be comparable to that reported by other companies.

The following table reflects the calculation of our TCE rates and the reconciliation of TCE revenue to voyage revenue as reflected in the consolidated statement of operations:

(In thousands of U.S. Dollars, except as otherwise stated)	Year Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2015
Voyage revenues	$68,296	$145,041	$234,035
Less:
Voyage expenses	(7,549)	(42,341)	(72,877)
Amortization of fair value of above market acquired time charter agreements	$6,352	$6,113	$9,540
Time Charter equivalent revenues	$67,099	$108,813	$170,698

Voyage days for fleet	4,651	8,948	21,171
Time charter equivalent (TCE) rate (in U.S. Dollars)	$14,427	$12,161	$8,063

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

Vessel Voyage Expenses

Voyage expenses include, port and canal charges, agency fees, fuel (bunker) expenses and brokerage commissions payable to related and third parties. Our voyage expenses primarily consist of bunkers cost and commissions paid for the chartering of our vessels.

Charter-in Hire Expenses

Expenses related to the chartering-in of vessels owned by third parties are recognized on a pro-rata basis over the duration of the voyage, except for the hire expense for chartering-in the respective vessels, which is included within “Charter - in hire expense” in the consolidated statement of operations.

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

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors and executives’ compensation, legal, consulting and accounting expenses.

Interest and Finance Costs

We incur interest expense and financing costs in connection with vessel-specific debt and the Notes issued in 2014 relating to the acquisition of our vessels. We defer financing fees and expenses incurred upon entering into our credit facility and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

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

Impairment of long-lived assets: We follow guidance related to the impairment or disposal of long-lived assets, which addresses financial accounting and reporting for such impairment or disposal. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The guidance calls for an impairment loss when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the asset is less than its carrying amount. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. In this respect, management regularly reviews the carrying amount of each vessel, including new building contracts, when events and circumstances indicate that the carrying amount of a vessel might not be recoverable (as determined by comparison to vessel sales and purchases, business plans, obsolesce or damage to the asset and overall conditions).

When impairment indicators are present, we determine if the carrying value of each asset is recoverable by comparing (A) the undiscounted cash flows for each asset, using the Value-In-Use (“VIU”) method, to (B) the carrying values for such asset. Our management’s subjective judgment is required in making assumptions used in forecasting future operating results for this calculation. Such judgment is based on current market conditions, historical industry’s and Company’s specific trends, as well as expectations regarding future charter rates, vessel operating expenses and fleet utilization over the remaining useful life of the vessel, which is assumed to be 25 years from its delivery from the shipyard. These estimates are also consistent with the plans and forecasts used by the management to conduct our business.

The undiscounted projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent rate for the unfixed days over the estimated remaining economic life of each vessel, net of brokerage and address commissions. Estimates of the daily time charter equivalent for the unfixed days are based on the current Forward Freight Agreement (“FFA”) rates, for the first three-year period, and historical average rate levels of similar size vessels for the period thereafter. The expected cash inflows from charter revenues are based on an assumed fleet utilization rate of approximately 98% for the unfixed days, and take into account that assumed charter rates are based on time charter equivalent rates, which include the ballast and laden portion of each relevant voyage. In assessing expected future cash outflows, management forecasts vessel operating expenses, which are based on our internal budget for the first annual period, and thereafter assume an annual inflation rate of up to 3% (escalating to such level during the first three-year period and capped at the tenth year), as well as vessel expected maintenance costs (for dry docking and special surveys). The estimated salvage value of each vessel is $300 per light weight ton, in accordance with our vessel depreciation policy. We use a probability weighted approach for developing estimates of future cash flows used to test our vessels for recoverability when alternative courses of action are under consideration (i.e. sale or continuing operation of a vessel). If our estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value with a charge recorded in earnings.

On September 30, 2012, we performed an impairment test and recognized an impairment loss of $303.2 million, thereby adjusting the carrying value of our vessels to be in line with their market values at that time.

As of December 31, 2013, we performed impairment review only for the two vessels Star Aurora and Star Polaris whose carrying values were below their market values, because (i) during the year 2013, the BDI recovered to an annual average of 1,206, as compared to 920 in 2012; (ii) after the recognized impairment loss of $303.2 million in 2012 as described above, the carrying values of all of our vessels had been adjusted to be in line with their market values; and (iii) events and circumstances indicated that, since our latest performed impairment test of September 30, 2012, no adverse factors had occurred or were evidenced that could indicate that the carrying values of our vessels may not be recoverable. For the impairment review of the Star Aurora and Star Polaris, we used the same framework for estimating projected undiscounted cash flows as described above. As a result of the improved market conditions at the time, we indicated that the carrying amount of the respective vessels was recoverable, and no asset impairment was necessary.

Due to the continued global economic downturn and the prevailing conditions in the shipping industry, as of December 31, 2014, we performed an impairment analysis for 51 of our 62 vessels whose carrying values were above their respective market values. Based on our analysis conducted under the framework for estimating undiscounted projected cash flows described above, the future undiscounted projected cash flows expected to be earned by each of these vessels over its operating life were in excess of each vessel’s carrying value. No asset impairment was, therefore, necessary for the year ended December 31, 2014.

As further discussed elsewhere in this report, since late December 2014 and up to early 2016, we entered into separate agreements with third parties to sell 23 of our vessels. As part of these sales, we recognized an impairment loss of $219.4 million. In addition, in view of the continued economic downturn and the prevailing conditions in the shipping industry, as of December 31, 2015 we performed an impairment analysis for all of our vessels whose carrying values were above their respective market values. Based on our impairment analysis conducted under the framework described above, for estimating undiscounted projected net operating cash flows expected to be earned for certain of our vessels were below their carrying value and accordingly, we recognized an additional impairment loss of $102.6 million, which took into consideration the possibility of a sale of certain additional vessels if attractive sale prices are attainable.

Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective. To minimize such subjectivity, our analysis for the year ended December 31, 2015, also involved sensitivity analysis to the model inputs we believe are more important and likely to change. In particular, we modified the utilization ratio of each vessel, in order to account for the effect of increased idle time of vessels under a weak market environment. In addition, in terms of our estimates for the charter rates for the unfixed period, we consider that the FFA as of December 31, 2015, which is applied in our model for the first three years period, approximates historical low levels and fully reflects the conceivable downside scenario. We, however, sensitized our model with regards to freight rate assumptions for the unfixed period beyond the first three years. Our sensitivity analysis revealed that, to the extent the historical rates would not decline by more than a range of 6% to 57%, depending on the vessel, or the utilization rate would not be reduced by more than a range of 8% to 59%, we would not require to recognize additional impairment.

Vessel Acquisitions and Depreciation: We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and delivery expenditures, including pre-delivery expenses and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering the estimated salvage value. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard, with secondhand vessels depreciated from the date of their acquisition through their remaining estimated useful life. Effective January 1, 2015, and following management’s reassessment of the residual value of our vessels, the estimated scrap value per light weight tonnage was increased from $200 to $300. The current value of $300 was based on the historical average demolition prices prevailing in the market. The effect of this change in accounting estimate, which pursuant to Accounting Standards Codification (“ASC”) 250, “Accounting Changes and Error Corrections” was applied in our financial statements prospectively and did not require retrospective application, was to decrease the depreciation expense and the net loss for the year ended December 31, 2015, by $6.3 million, or $0.03 loss per basic and diluted share.

An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation and accelerating it into earlier periods.

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

Due to early time charter terminations the remaining unamortized balances of the intangible assets and liabilities associated with such below or above market acquired time charters were recognized as “Gain/(Loss) on time charter agreement termination” or in the accompanying consolidated statements of operations. See note 7 of our consolidated financial statements.

Stock Incentive plan awards: Stock-based compensation represents the cost of vested and non-vested shares and share options granted to employees and to directors, for their services, and is included in “General and administrative expenses” in the consolidated statements of operations. These shares are measured at their fair value equal to the market value of our common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date. Applicable guidance related to stock compensation describes two generally accepted methods of recognizing an expense for non-vested share awards with a graded vesting schedule for financial reporting purposes: (1) the “accelerated method”, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award; and (2) the “straight-line method”, which treats such awards as a single award and results in recognition of the cost ratably over the entire vesting period. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized using the accelerated method. The fair value of share option grants is determined with reference to option pricing models, and depends on the terms of the granted options. The fair value is recognized (generally as compensation expense) over the requisite service period for all awards that vest.

We currently assume that all non-vested shares and share options will vest. We do not include estimated forfeitures in determining the total stock-based compensation expense because we estimate the forfeitures of non-vested shares to be immaterial and we did not have forfeitures in the past. We, however, re-evaluate the reasonableness of our assumption at each reporting period. We pay dividends on all issued shares regardless of whether they have vested and there is an obligation of the employee to return the dividend if the employment ceases prior to the date that shares vest. The dividends declared and paid on issued and non-vested shares that are expected to vest are charged to retained earnings.

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

Hedge Accounting: If the instruments are eligible for hedge accounting, at the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk. Hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated. Currently, we are party to interest swap agreements under which we receive a floating interest rate and pay a fixed interest rate for a certain period in exchange.

Contracts that meet the strict criteria for hedge accounting are accounted for as cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss. For derivatives designated as cash flow hedges, the effective portion of the changes in their fair value is recorded in Accumulated other comprehensive income/(loss) in equity and is subsequently recognized in earnings, under “Interest and finance costs” when the hedged items impact earnings, while any ineffective portion, if any, is recognized immediately in current period earnings under “Gain / (Loss) on derivative financial instruments, net.” The changes in the fair value of derivatives not qualifying for hedge accounting are recognized in earnings. We discontinue cash flow hedge accounting if the hedging instrument expires, is sold, terminated or exercised and it or no longer meets all the criteria for hedge accounting, or if we will discontinue cash flow hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognized in equity remains in equity until the forecasted transaction occurs or until it becomes probable of not occurring. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in earnings. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is reclassified to earnings.

Year ended December 31, 2015 compared to the year ended December 31, 2014.

Voyage revenues: For the year ended December 31, 2015, total voyage revenues were $234.0 million, compared to $145.0 million for the same period in 2014. This increase was mainly due to the increase in the average number of our vessels to 69.4 in the year ended December 31, 2015, from 28.9 vessels in the same period in 2014. The increase in voyage revenues from the additional vessels was partially offset by significantly lower charterhire rates prevailing in the dry bulk market during the year ended December 31, 2015, compared to the same period in 2014.

Management fee income:  Management fee income during the year ended December 31, 2015 was $0.3 million, compared to $2.3 million for the same period in 2014. This decrease was mainly due to the decrease in the average number of third-party vessels under management to 1.0 vessel for the year ended December 31, 2015, from 8.6 vessels in the same period in 2014. As a result of the acquisition of Oceanbulk, 11 Oceanbulk vessels that had been under our management became part of our fleet as of July 11, 2014. We, therefore, stopped receiving fees for the management of these vessels.

Voyage expenses: For the year ended December 31, 2015, voyage expenses were $72.9 million, compared to $42.3 million for the year ended December 31, 2014. The increase in voyage expenses was due to the increase in the average number of vessels for the year ended December 31, 2015, as well as the increased level of spot market activity, which is associated with higher voyage expenses than time charters, partially offset by the decrease in the price of oil.

Charter-in hire expense: For the year ended December 31, 2015, charter hire expense was $1.0 million, representing the expense for leasing back the vessel Astakos (ex-Maiden Voyage), which we sold in September 2015.

Vessel operating expenses: For the year ended December 31, 2015 and 2014, vessel operating expenses were $112.8 million and $53.1 million, respectively. The increase in operating expenses was mainly due to higher average number of vessels during the year ended December 31, 2015 as compared to the same period in 2014. Our average daily operating expenses per vessel for the year ended December 31, 2015 were $4,475, compared to $5,037 during the same period in 2014, representing a 11% reduction as a result of synergies and economies of scale from operating a larger fleet. In addition, vessel operating expenses for the year ended December 31, 2015 and 2014 included $6.1 million and $3.0 million of pre-delivery expenses, respectively, which related to the initial crew manning and the initial supply of stores for our vessels upon delivery.

Dry docking expenses: Dry docking expenses for the year ended December 31, 2015 and 2014 were $15.0 million and $5.4 million, respectively. During the year ended December 31, 2015, 23 of our vessels underwent their periodic dry docking surveys, compared to four vessels in the same period in 2014.

Depreciation: Depreciation expense increased to $82.1 million for the year ended December 31, 2015, compared to $37.2 million for the same period in 2014. The increase was due to the higher average number of vessels in our fleet in the year ended December 31, 2015 compared to the same period in 2014, partially offset by an increase in the estimated scrap rate per light weight ton from $200 to $300, which became effective as of January 1, 2015 following our management’s reassessment based on the historical average demolition prices prevailing in the market.

Management fees: Management fees for year ended December 31, 2015 and 2014 were $8.4 million and $0.2 million, respectively. During the year ended December 31, 2015, management fees included a daily fee of $295 per vessel to SPS, an unaffiliated third party, which we engaged on January 1, 2015 to provide our fleet with certain procurement and remote vessel performance monitoring services. In addition, management fees for the year ended December 31, 2015 included a monthly fee of $17,500 we paid to Maryville Maritime Inc. (“Maryville”) for the management of one of three of the Excel Vessels (Star Martha, Star Pauline and Star Despoina) until the expiration of their existing time charter agreements (the last expired in November 2015).

General and administrative expenses: During the year ended December 31, 2015, we had $23.6 million of general and administrative expenses, compared to $32.7 million during the year ended December 31, 2014. The decrease was mainly due to non-recurring transaction costs of $9.4 million, which we incurred during the year ended December 31, 2014 in connection with the acquisition of Oceanbulk, and stock-based compensation expenses of $1.8 million, also incurred during the year ended December 31, 2014, relating to a severance payment to our former Chief Executive Officer. Excluding the above mentioned non-recurring transaction costs and stock based compensation expense for both years 2015 and 2014 of $2.7 million and $4.0 million, respectively, general and administrative expenses increased by 19% because of the increase in average number of employees by 30% during the year 2015 compared to the same period in 2014.

Impairment loss: During the year ended December 31, 2015, we recorded an impairment loss of an aggregate of $322.0 million relating to: (i) the agreements signed to sell certain operating vessels and newbuilding vessels upon their delivery from the shipyards, (ii) two agreements to reassign the corresponding leases for two newbuilding vessels back to the vessels’ owners for a one-time refund to us of $5.8 million each, and (iii) our impairment analysis performed for the year ended December 31, 2015. The impairment loss includes an amount of $126.8 million representing write-off of the fair value adjustment recognized upon our merger with Oceanbulk in July 2014.

Loss on time charter agreement termination: During the year ended December 31, 2015, we recognized a $2.1 million write-off of the unamortized fair value of the above market acquired time charter of the vessel Star Big due to its redelivery prior to the end of its time charter in connection with its sale and delivery to its new owners in June 2015.

Other operational gain: For the year ended December 31, 2015, other operational gain of $0.6 million mainly consisting of cash received from the sale of KLC shares acquired in past years in connection with the rehabilitation plan.

Loss on sale of vessel: During the year ended December 31, 2015 we recognized an aggregate loss on sale of vessels of $20.6 million relating to the sale of certain operating and newbuilding vessels. Total proceeds from these sales were $71.4 million, of which $1.1 million was received in 2014 as an advance for the sale of the Star Kim.

Interest and finance costs: Interest and finance costs for the year ended December 31, 2015 and 2014 were $29.7 million and $9.6 million, respectively. The increase is attributable to the higher average balance of our outstanding indebtedness of $957.1 million for the year ended December 31, 2015, including $50.0 million under the 8.00% Senior Notes and our capital lease obligations, compared to $412.3 million for the same period in 2014. In addition, for the year ended December 31, 2015, interest and finance costs included $2.4 million relating to interest rate swaps compared to $1.1 million for the year ended December 31, 2014. Interest and finance costs incurred in the year ended December 31, 2015 and 2014 were set-off with interest capitalized from general debt of $12.1 million and $7.8 million, respectively, in connection with the payments made for our newbuilding vessels.

Loss on debt extinguishment: During the year ended December 31, 2015 and 2014, we recorded $1.0 million and $0.7 million, respectively, of loss on debt extinguishment in connection with the non-cash write off of unamortized deferred finance charges due to prepayments of certain of our loan facilities.

Gain/ (Loss) on derivative financial instrument, net: We recorded a loss on derivative financial instruments for the year ended December 31, 2015 of $3.3 million, which included realized and unrealized gains/losses from swaps that were de-designated as accounting cash flow hedges from April 1, 2015 onwards (date of de-designation). Loss on derivative financial instruments of $0.8 million during the year ended December 31, 2014, represented the non-cash loss from the mark to market valuation of four of our interest rate swaps up to August 31, 2014, the date we designated the respective interest rate swaps as cash flow hedges.

Year ended December 31, 2014 compared to the year ended December 31, 2013.

Voyage revenues: Voyage revenues for the years ended December 31, 2014 and 2013, were approximately $145.0 million and $68.3 million, respectively. This increase was mainly attributable to the increase in the average number of vessels operated during the year ended December 31, 2014 to 28.9, compared to 13.3 during the year ended December 31, 2013, as a result of the 2014 Transactions. This increase was partially offset by the decrease in the charter rates earned by our vessels for the respective periods. During the year ended December 31, 2014, our operated vessels earned $12,161 TCE rate per day as compared to $14,427 TCE rate per day, for the year ended December 31, 2013.

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

Voyage expenses: For the years ended December 31, 2014 and 2013, voyage expenses were approximately $42.3 million and $7.5 million, respectively. Consistent with dry bulk industry practice, we paid broker commissions as a percentage of the total daily charterhire rate of each charter to ship brokers associated with the charter. Additionally, effective January 1, 2014, we began to pay a fixed brokerage fee to Interchart. Voyage expenses also consist of fees for hiring, port, canal and fuel costs. The increase in voyage expenses was mainly attributable to the increase in the average number of vessels for the year ended December 31, 2014, as a result of the 2014 Transactions, and the increased level of spot market activity, which resulted in higher port, canal and fuel costs, compared to the year ended December 31, 2013.

Vessel operating expenses: For the years ended December 31, 2014 and 2013, our vessel operating expenses were approximately $53.1 million and $27.1 million, respectively. The increase in operating expenses was mainly due to higher average number of vessels during the year ended December 31, 2014, as compared to the year ended December 31, 2013, as a result of the 2014 Transactions. In addition, vessel operating expenses for the year ended December 31, 2014 and 2013 include $3.0 million and $0.2 million, respectively, related to one-time pre-delivery and pre-joining expenses incurred in connection with the delivery of the new vessels in our fleet. Pre-joining and pre-delivery expenses relate to the expenses for the initial crew manning, as well as the initial supply of stores for the vessel upon delivery. Our average daily operating expenses per vessel for the year ended December 31, 2014, were $5,037, compared to $5,564 during the year ended December 31, 2013, representing a 10% reduction, as a result of synergies and economies of scale from operating a larger fleet. Excluding the amount of pre-joining and pre-delivery expenses, our average daily operating expenses per vessel for the year ended December 31, 2014 and 2013 would have been $4,750 and $5,523, respectively, which would have represented a decrease of 14%.

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

Depreciation: For the years ended December 31, 2014 and 2013, we recorded vessel depreciation charges of $37.2 million and $16.1 million, respectively. The increase in depreciation was due to the increase in the average number of vessels in our fleet during the year ended December 31, 2014, as compared to the year ended December 31, 2013, as a result of the 2014 Transactions, and the corresponding increase in the depreciable asset base.

General and administrative expenses: For the years ended December 31, 2014 and 2013, general and administrative expenses were $32.7 million and $9.9 million, respectively. For the year ended December 31, 2014, our general and administrative expenses consisted of salaries and other related costs of our executive officers and other employees ($11.2 million), office renovation costs and office rents, legal, accounting costs and consultancy fees, regulatory compliance costs and other miscellaneous expenses ($6.3 million), costs related to vested and non-vested stock grants under the equity incentive plan ($4.0 million), severance payment in shares to our former Chief Executive Officer pursuant to the terms of his release agreement ($1.8 million), and acquisition costs in connection with the July 2014 Transactions ($9.4 million). For the year ended December 31, 2013, our general and administrative expenses consisted of salaries and other related costs of our executive officers and other employees ($6.2 million), office renovation costs and office rents, legal, accounting costs and consultancy fees, regulatory compliance costs and other miscellaneous expenses ($2.2 million) and costs related to vested and non-vested stock grants under the equity incentive plan ($1.5 million). The increase in salaries and other related costs of our executive officers and other employees was due to the higher number of employees during the year ended December 31, 2014, as compared to the year ended December 31, 2013, as a result of the growth of our fleet due to the 2014 Transactions, and in anticipation of the deliveries of our newbuilding vessels.

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

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements.

B.	Liquidity and Capital Resources

Our principal source of funds has been equity provided by our shareholders, additional debt under secured credit facilities or unsecured bond notes, capital leases and operating cash flow. Our principal use of funds has been capital expenditures to grow our fleet, maintain the quality of our dry bulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make interest and principal repayments on outstanding loan facilities, and pay dividends.

Our short-term liquidity requirements relate to servicing our debt, paying of operating costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows and paying cash dividends when permissible. Our primary source of short-term liquidity is our operating revenues.

Our medium- and long-term liquidity requirements relate to funding the equity portion of any possible investments in additional secondhand vessels, newbuilding vessels and the repayment of long-term debt balances. Sources of funding for our medium- and long-term liquidity requirements include new loans, capital leases, equity issuance or vessel sales.

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

On January 14, 2015, we issued and sold 49,000,418 common shares in an underwritten public offering, at a price of $5.00 per share. The aggregate proceeds net of underwriting commissions were $242.2 million, which we used for the financing of our newbuilding program and general corporate purposes.

On May 18, 2015, we issued and sold 56,250,000 common shares in an underwritten public offering, at a price of $3.20 per share. The aggregate proceeds net of underwriting commissions were $175.6 million, which we used for the financing of our newbuilding program and general corporate purposes.

Significant Changes in our Fleet

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

In August 2014, we entered into definitive agreements relating to the Excel Transactions with Excel, pursuant to which we are acquired the 34 Excel Vessels for an aggregate of 29,917,312 common shares and $288.4 million of cash. At the transfer of each Excel Vessel, we paid the cash and share consideration for such Excel Vessel to Excel. We used cash on hand, together with borrowings under various of our credit facilities (described below), to pay the cash consideration for the Excel Vessels.

Since late December 2014, we entered into separate agreements with third parties to sell 17 of our vessels (Star Big, Star Mega, Maiden Voyage, Star Natalie, Star Tatianna, Star Christianna, Star Monika, Star Julia, Star Kim, Star Nicole, Rodon, Star Claudia, Indomitable, Magnum Opus, Tsu Ebisu, Deep Blue and Obelix). Of these vessels, 12 were delivered to their purchasers in 2015, while the remaining five (Indomitable, Magnum Opus, Tsu Ebisu, Deep Blue and Obelix) were delivered to their purchasers in early 2016.

Additionally, in 2015 and early 2016, we entered into separate agreements with third parties to sell the newbuilding vessels Behemoth, Bruno Marks, Megalodon, Star Aries, Jenmark, and Star Taurus upon their delivery to us from the shipyard. The first four of these vessels were delivered to purchasers in January and February 2016, while the remaining two are expected to be delivered in March 2016 and April 2016, respectively.

As of February 29, 2016, the total payments for our ten newbuilding vessels were expected to be $471.8 million, of which we had already paid $112.1 million. As of February 29, 2016, we had obtained commitments for $291.6 million of secured debt for our newbuilding vessels (other than the two newbuilding vessels which will be sold upon their delivery to us). A portion of the net proceeds from our sale of the $50.0 million 2019 Notes, from the January 2015 Equity Offering and the May 2015 Equity Offering will also be used for the financing of our current capital expenditures. The remaining payments for the newbuilding vessels are expected to be paid from cash on hand or from proceeds of additional debt, capital leases or equity financings.

As of December 31, 2014, we had outstanding borrowings of $861.8 million, including the $50.0 million under the issued 2019 Notes, of which $96.5 million is scheduled to be repaid in the next twelve months. As of December 31, 2015, we had outstanding borrowings of $991.3million, including the $50.0 million under the issued 2019 Notes and recognized capital lease obligations of $79.5 million, of which $117.4 million was scheduled to be repaid in the next twelve months (without including the shortfall in the SCR). As of February 29, 2016 we had $175.8 million in cash and outstanding borrowings of $1,016.7 million, including the $50.0 million under the issued 2019 Notes and the amount of $78.8 million under our capital lease obligations. See Note 8 of our consolidated financial statements for the outstanding borrowings of each of our Senior Secured Credit Facilities, all of which are described below and Notes 5 and 6 for our capital leases.

We believe that our current cash balance and our operating cash flows will be sufficient to meet our 2016 liquidity needs, even though the dry bulk charter market has remained at relatively depressed levels throughout 2013, 2014 and 2015. Since the last quarter of 2014, the dry bulk shipping industry has experienced very low charter rates, and if such rates continue at such levels, our operating cash flows may be adversely affected. As a result, we may be required to sell additional vessels or obtain additional financing (either equity or debt financing) in order to meet our liquidity needs. Our results of operations have been and may in the future be adversely affected if market conditions do not improve.

We may fund possible growth through our cash balances, operating cash flows, additional long-term borrowing, capital leases and the issuance of new equity. Our practice has been to acquire dry bulk carriers using a combination of funds from operations and bank debt secured by mortgages on our dry bulk carriers. Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer dry bulk carriers and the selective sale of older dry bulk carriers. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms.

Cash Flows

Cash and cash equivalents as of December 31, 2015, amounted to $208.1 million, compared to $86.0 million as of December 31, 2014. We define working capital as current assets minus current liabilities, including the current portion of long-term debt. Our working capital surplus was $85.1 million as of December 31, 2015, compared to working capital deficit of $5.8 million as of December 31, 2014.

As of December 31, 2015 and 2014, we were required to maintain minimum liquidity, not legally restricted, of $150.0 million and $35.4 million, respectively, which is included within “Cash and cash equivalents” in 2015 and 2014 balance sheets, respectively. In addition, as of December 31, 2015 and 2014, we were required to maintain minimum liquidity, legally restricted, of $14.0 million and $14.0 million, respectively, which is included within “Restricted cash” in the 2015 and 2014 balance sheets, respectively.

We believe that our current cash balance and our operating cash flow will be sufficient to meet our liquidity needs over the next twelve months.

Year ended December 31, 2015 compared to the year ended December 31, 2014

Net Cash Provided By Operating Activities

Net cash used in operating activities for the year ended December 31, 2015, were $14.6 million while net cash provided by operating activities for the year ended December 31, 2014 were $12.8 million. The TCE rate for the year ended December 31, 2015 and 2014 was $8,063 and $12,161, respectively.

Net Cash Used In/ Provided By Investing Activities

Net cash used in investing activities for the year ended December 31, 2015 and 2014, was $397.5 million and $437.1 million, respectively.For the year ended December 31, 2015, net cash used in investing activities consisted of: (i) $434.3 million paid for advances and other capitalized expenses for our newbuilding vessels; (ii) $39.5 million paid for the acquisition of secondhand vessels (for the last six Excel Vessels); (iii) $0.1 million for the acquisition of other fixed assets; offset by (iv) $70.3 million of proceeds from the sale of vessels; (v) a one-time refund of $5.8 million received in connection with our agreement to reassign a lease for a newbuilding vessel back to the vessel’s owner; and (vi) $0.3 million of hull and machinery insurance proceeds.

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

Net Cash Provided By/ Used In Financing Activities

Net cash provided by financing activities for the year ended December 31, 2015 and 2014 was $534.2 million and $456.7 million, respectively.

For the year ended December 31, 2015, net cash provided by financing activities consisted of:

(i)	proceeds from bank loans and Excel Vessel Bridge Facility of $291.3 million for:
(1)	the financing of delivery installments for nine of our newbuilding vessels that were delivered during the period;
(2)	cash consideration for the acquisition of the last six Excel Vessels; and
(3)	the repayment in full of the Excel Vessel Bridge Facility;

(ii)	an increase in capital lease obligations of $82.7 million, relating to four newbuilding vessels delivered during the period under bareboat charters; and

(iii)	$418.8 million of proceeds from two public offerings of our common shares, which were completed in January 2015 and May 2015, net of underwriting discounts and commissions and less offering expenses of $1.0 million; offset by

(iv)	financing fees paid of $13.1 million; and

(v)	an aggregate of $244.5 million paid in connection with the regular amortization of outstanding vessel financings, capital lease installments and prepayments of certain of our loan facilities.

For the year ended December 31, 2014, net cash provided by financing activities consisted of:

(i)	proceeds from bank loans and the Excel Vessel Bridge Facility of $489.7 million for the financing of the acquisition of the Excel Vessels, Heron Vessels and other secondhand vessels;
(ii)	proceeds from bank loans of $97.5 million for delivery installments for three of our newbuilding vessels (two of them delivered in 2014 and one delivered in early January 2015),
(iii)	$50.0 million proceeds from the issuance of our senior unsecured notes due 2019; offset by
(iv)	financing fees paid amounting to $6.5 million; and
(v)	regular loan repayment installments as well as partial prepayment of the Excel Vessel Bridge Facility amounting to $174.0 million.

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

On December 27, 2007, we entered into a loan agreement (the “Commerzbank $120.0 million Facility”) with Commerzbank AG (“Commerzbank”) to provide financing in an amount of up to $120.0 million to partially finance the acquisition cost of the vessels Star Gamma, Star Delta, Star Epsilon, Star Zeta and Star Theta. The Commerzbank $120.0 million Facility is secured by a first priority mortgage over the financed vessels. The Commerzbank $120,000 Facility was amended in June and December, 2009. As amended, the Commerzbank $120.0 million Facility had two tranches. One tranche of $50.0 million was repayable in 28 consecutive quarterly installments, which commenced in January 2010, and consisted of (i) the first four installments of $2.3 million each, (ii) the next 13 installments of $1.0 million each, (iii) the remaining 11 installments of $1.3 million each and (iv) a final balloon payment of $13.7 million payable together with the last installment. The second tranche of $70.0 million was repayable in 28 consecutive quarterly installments which commenced in January 2010, and consisted of (i) the first four installments of $4.0 million each, (ii) the remaining 24 installments of $1.8 million each and (iii) a final balloon payment of $12.0 million payable together with the last installment. The repayment schedule was modified to make the entire amount outstanding under the Commerzbank $120.0 million Facility payable in October 2016, as described further below under “Restructuring Agreements – Commerzbank $120.0 million and $26.0 million Facilities.”

2.	Commerzbank $26.0 million Facility

On September 3, 2010, we entered into a loan agreement with Commerzbank (the “Commerzbank $26.0 million Facility”) to provide financing in an amount of up to $26.0 million to partially finance the acquisition cost of the vessel Star Aurora. The Commerzbank $26.0 million Facility was secured by a first priority mortgage over the financed vessel. As described below under “Restructuring Agreements – Commerzbank $120.0 million and $26.0 million Facilities,” the Commerzbank $26.0 million Facility was fully repaid in June 2015.

3.	Restructuring Agreements - Commerzbank $120.0 million and $26.0 million Facilities

On December 17, 2012, we executed a commitment letter with Commerzbank to amend the Commerzbank $120.0 million Facility and the Commerzbank $26.0 million Facility. The definitive documentation for the supplemental agreement (the “Commerzbank Supplemental”) was signed on July 1, 2013. Pursuant to the Commerzbank Supplemental, we paid Commerzbank a flat fee of 0.40% of the combined outstanding loans under the two facilities and agreed, subject to certain conditions, to (i) amend some of the covenants governing the two facilities, (ii) require us to prepay $2.0 million pro rata against the balloon payments of each facility and (iii) require us to raise $30.0 million in equity (which condition was satisfied with the completion of our rights offering in July 2013 – please see the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”), and (iv) increase the loan margins. In addition, Commerzbank agreed to defer 60% and 50% of the quarterly installments for the years ended December 31, 2013 and 2014 (the “Deferred Amounts”) to the balloon payments or to a payment in accordance with a semi-annual cash sweep mechanism, under which all earnings of the mortgaged vessels after operating expenses, dry docking provision, general and administrative expenses and debt service, if any, will be used as repayment of the Deferred Amounts. We were not permitted to pay any dividends as long as Deferred Amounts are outstanding and/or until original terms are complied with.

On March 30, 2015, we and Commerzbank AG signed a second supplemental agreement (the “Commerzbank Second Supplemental”). Under the supplemental agreement, we agreed to (i) prepay Commerzbank AG $3.0 million, (ii) amend some of the covenants governing the facilities and (iii) change the repayment date relative to Commerzbank $26.0 million tranche from September 7, 2016 to July 31, 2015.

We fully repaid the Commerzbank $26.0 million Facility in June 2015, and the vessels Star Aurora and Star Zeta were released from the vessel mortgage.

On June 29, 2015, we and Commerzbank AG signed a third supplemental agreement (the “Commerzbank Third Supplemental”). Under the Commerzbank Third Supplemental, we agreed to (i) defer the installment payments under the Commerzbank $120.0 million Facility, until the full repayment in late October 2016, (ii) add as additional collateral the vessel Star Iris, and (iii) amend some of the covenants governing this facility.

In early 2016, we agreed in principle with Commerzbank to a refinancing amendment of the Commerzbank $120.0 million Facility. Pursuant to this refinancing amendment, we agreed to (a) amend certain covenants governing this facility, (b) change the amortization schedule for this facility, and (c) extend the repayment date for the facility from October 2016 to October 2018. We expect that the documentation for this refinancing amendment will be finalized and executed in April 2016.

4.	Credit Agricole $70.0 million Facility

On January 20, 2011, we entered into a loan agreement with Credit Agricole Corporate and Investment Bank (“Credit Agricole”) for a term loan up to $70.0 million (the “Credit Agricole $70.0 million Facility”) to partially finance the construction cost of two newbuilding vessels, Star Borealis and Star Polaris, which were delivered to us in 2011. The Credit Agricole $70.0 million Facility is secured by a first priority mortgage over the financed vessels and is divided into two tranches. We drew down $67.3 million under this facility. The Credit Agricole $70.0 million Facility is repayable in 28 consecutive quarterly installments, commencing three months after the delivery of each vessel, of $0.5 million for each tranche, and a final balloon payment payable at maturity, of $19.6 million (due August 2018) and $20.1 million (due November 2018) for the Star Borealis and Star Polaris tranches, respectively.

On June 29, 2015, we signed a waiver letter with Credit Agricole in order to revise some of the covenants contained in the loan agreement for a period up to December 31, 2016.

5.	ABN AMRO $31.0 million Facility

On July 21, 2011, we entered into a senior secured credit facility with ABN AMRO Bank N.V. (“ABN AMRO”) for $31.0 million (the “ABN AMRO $31.0 million Facility”), to partially finance the acquisition cost of the vessels Star Big and Star Mega. The ABN AMRO $31.0 million Facility was secured by a first priority mortgage over the financed vessels. The borrowers under the ABN AMRO $31.0 million Facility were the two vessel-owning subsidiaries that own the two vessels and Star Bulk Carriers Corp. was the guarantor.

On March 16, 2012, we and ABN AMRO amended the ABN AMRO $31.0 million Facility under a first supplemental agreement (the “ABN $31.0 million First Supplemental”). On April 2, 2013, we and ABN AMRO signed a second supplemental agreement (the “ABN $31.0 million Second Supplemental” and, together with the ABN First Supplemental, the “ABN $31.0 million Supplementals”). Under the ABN $31.0 million Supplementals, we agreed, subject to certain conditions to (i) revise certain covenants governing this facility, until December 31, 2014, (ii) require us not to pay dividends until December 31, 2014, and (iii) increase the margin by 50 bps, beginning on March 31, 2013, until the time we were able to raise at least $30.0 million of additional equity (which condition was satisfied after the completion of our rights offering in July 2013).

On March 31, 2015, we and ABN AMRO signed a third supplemental agreement and agreed to revise certain covenants governing this facility.

In June 2015, we fully repaid this facility following the sale of the vessels Star Big and Star Mega.

6.	HSH Nordbank $64.5 million Facility

On October 3, 2011, we entered into a $64.5 million secured term loan agreement (the “HSH Nordbank $64.5 million Facility”) with HSH Nordbank AG (“HSH Nordbank”) to repay, together with cash on hand, certain existing debt. The borrowers under the HSH Nordbank $64.5 million Facility are the vessel-owning subsidiaries that own the vessels Star Cosmo, Star Kappa, Star Sigma, Star Omicron and Star Ypsilon, and Star Bulk Carriers Corp. is the guarantor. This facility consists of two tranches. The first tranche of $48.5 million (the “Supramax Tranche”) is repayable in 20 quarterly consecutive installments of $1.3 million commencing in January 2012 and a final balloon payment of $23.5 million payable at the maturity in September 2016. The second tranche of $16.0 million (the “Capesize Tranche”) was repayable in 12 consecutive, quarterly installments of $1.3 million, commencing in January 2012 and matured in September 2014.

On July 17, 2013, we and HSH Nordbank signed a supplemental agreement (the “HSH Nordbank $64.5 Supplemental”). Under the HSH Nordbank $64.5 million Supplemental, we agreed, subject to certain conditions, to (i) amend some of the covenants governing this facility, until December 31, 2014, (ii) defer a minimum of approximately $3.5 million payments from January 1, 2013 until December 31, 2014, (iii) prepay $6.6 million with pledged cash already held by HSH Nordbank, (iv) require us to raise $20.0 million in equity (which condition was satisfied after the completion of our rights offering in July 2013 – please see the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources”), (v) increase the loan margins from January 1, 2013 until December 31, 2014, (vi) include a semi-annual cash sweep mechanism, under which all earnings of the mortgaged vessels after operating expenses, dry docking provision, general and administrative expenses and debt service, if any, will be used as prepayment to the balloon payment of the Supramax Tranche, and (vii) require us not to pay any dividends until December 31, 2014 or later in case of a covenant breach. When we sold the vessel Star Sigma in April 2013, the HSH Nordbank $64.5 million Supplemental also required us to use the proceeds from the sale to fully prepay the balance of the Capesize Tranche and use the remaining vessel sale proceeds to prepay a portion of the Supramax Tranche. As a result the next seven scheduled quarterly installments were reduced pro rata from $0.8 million to $0.2 million.

On June 29, 2015, we and HSH Nordbank signed a supplemental agreement to amend certain covenants governing this facility until December 31, 2016.

7.	HSH Nordbank $35.0 million Facility

On February 6, 2014, we entered into a secured term loan agreement (the “HSH Nordbank $35.0 million Facility”) with HSH Nordbank. The borrowings under this new loan agreement were used to partially finance the acquisition cost of the vessels Star Challenger and Star Fighter. The HSH Nordbank $35.0 million Facility is secured by a first priority mortgage over the financed vessels. The borrowers under the HSH Nordbank $35.0 million Facility are the two vessel-owning subsidiaries that own the two vessels and Star Bulk Carriers Corp. is the guarantor. This facility matures in February 2021 and is repayable in 28 equal, consecutive, quarterly installments, commencing in May 2014, of $0.3 million for each of the Star Challenger and Star Fighter, and a final balloon payment of $8.8 million and $9.3 million, payable together with the last installments for Star Challenger and Star Fighter, respectively.

On June 29, 2015, we and HSH Nordbank signed a supplemental agreement to amend certain covenants governing this facility until December 31, 2016.

8.	Deutsche Bank $39.0 million Facility

On March 14, 2014, we entered into a $39.0 million secured term loan agreement with Deutsche Bank AG (the “Deutsche Bank $39.0 million Facility”). The borrowings under this loan agreement were used to partially finance the acquisition cost of the vessels Star Sirius and Star Vega. The Deutsche Bank $39.0 million Facility is secured by a first priority mortgage over the financed vessels. The borrowers under the Deutsche Bank $39.0 million Facility are the two vessel-owning subsidiaries that own the two vessels and Star Bulk Carriers Corp. is the guarantor. This facility consists of two tranches of $19.5 million each and matures in March 2021. Each tranche is repayable in 28 equal, consecutive, quarterly installments of $0.4 million each, commencing in June 2014 and a final balloon payment of $8.6 million payable at maturity.

On June 29, 2015, we entered into a supplemental letter with Deutsche Bank AG to amend certain covenants governing this facility until December 31, 2016.

9.	DNB-SEB-CEXIM $227.5 million Facility

On March 31, 2015, we entered into an agreement with DNB Bank ASA as facility agent, security agent account bank and bookrunner, DNB Bank ASA and the Export-Import Bank of China (CEXIM) as mandated lead arrangers and DNB Bank ASA, Skandinaviska Enskilda Banken AB (SEB) and CEXIM as original lenders (the “DNB–SEB–CEXIM $227.5 million Facility”) for up to $227.5 million to partially finance the construction cost of seven newbuilding vessels, Gargantua (ex-HN166), Goliath (ex-HN167), Maharaj (ex-HN184), Star Poseidon (ex-HN198), HN1342 (tbn Star Gemini), Star Aries (ex-HN1338) and HN1339 (tbn Star Taurus). The financing is available in seven separate tranches, one for each newbuilding vessel. The first tranche of $32.4 million and the second and third tranches of $30.3 million each were drawn, upon the delivery of the vessels Gargantua, Goliath and Maharaj, in 2015. The fourth tranche of $23.4 million was drawn, upon the delivery of the vessel Star Poseidon in February 2016. The tranches are repayable in 24 quarterly consecutive installments ranging between $0.5 million and $0.4 million, with the first becoming due and payable three months from the drawdown date of each tranche and a final balloon installment for each tranche, ranging between $20.2 million and $14.6 million payable simultaneously with the 24th instalment. The DNB–SEB–CEXIM $227.5 million Facility is secured by a first priority cross-collateralized mortgage over the financed vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

On June 29, 2015, we signed a supplemental letter with the lenders under this facility to amend certain covenants governing this facility until December 31, 2016. As a result of the sale of the Star Aries and the Star Taurus, we will not draw down on two tranches under this facility.

10.	DVB $31.0 million Facility

On May 21, 2015, we entered into an agreement with DVB Bank SE (the “DVB $31.0 million Facility”) for up to $31.0 million to partially finance the construction cost of the newbuilding vessel Deep Blue (ex-HN 5017). We drew $28.7 million in May 2015, upon the vessel’s delivery to us. The facility is repayable in 24 equal, consecutive, quarterly principal installments of $0.5 million each, with the first become becoming due and payable three months from the drawdown date, and a balloon installment of $17.2 million payable simultaneously with the 24th instalment in May 2021. The DVB $31.0 million Facility is secured by a first priority mortgage over the financed vessel and general and specific assignments and is guaranteed by Star Bulk Carriers Corp. In March 2016, this facility was fully repaid following the sale of the vessel Deep Blue.

11.	BNP $39.5 million Facility

On March 13, 2015, we entered into a committed term sheet with BNP Paribas for up to $39.5 million to partially finance the construction cost of the newbuilding vessel Megalodon (ex-HN5056) and to refinance the purchase costs of the 2004 built Panamax vessel Star Emily, which is one of the Excel Vessels. The loan agreement was executed on September 14, 2015 (the “BNP $39.5 million Facility”). In early 2016, we entered into an agreement to sell the newbuilding vessel Megalodon (ex-HN5056) upon its delivery to us, and the loan agreement was terminated without having been drawn.

12.	ABN AMRO $87.5 million Facility

On August 1, 2013, Oceanbulk Shipping entered into a $34.5 million credit facility with ABN AMRO, N.V. (the “ABN AMRO $87.5 million Facility”) in order to partially finance the acquisition cost of the vessels Obelix and Maiden Voyage. The loans under the ABN AMRO $87.5 million Facility were available in two tranches of $20.4 million and $14.1 million. On August 6, 2013, Oceanbulk Shipping drew down the available tranches. On December 18, 2013, the ABN AMRO $87.5 million Facility was amended to add an additional loan of $53.0 million to partially finance the acquisition cost of the vessels Big Bang, Strange Attractor, Big Fish and Pantagruel. On December 20, 2013, Oceanbulk Shipping drew down the available tranches. The tranche under the ABN AMRO $87.5 million Facility relating to vessel Obelix matures in September 2017, the one relating to vessel Maiden Voyage matures in August 2018 and those relating to vessels Big Bang, Strange Attractor, Big Fish and Pantagruel mature in December 2018. The tranches are repayable in quarterly consecutive installments ranging between $0.2 million to $0.6 million and a final balloon payment for each tranche at maturity, ranging between $2.5 million and $12.8 million. The ABN AMRO $87.5 million Facility is secured by a first-priority ship mortgage on the financed vessels and general and specific assignments and was guaranteed by Oceanbulk Shipping LLC. Following the completion of the Merger, Star Bulk Carriers Corp. replaced Oceanbulk Shipping as guarantor of the ABN AMRO $87.5 million Facility.

On June 29, 2015, we signed a supplemental letter with ABN AMRO to amend certain covenants governing this facility until December 31, 2016.

In August 2015, the tranche relating to the vessel Maiden Voyage was fully repaid, following the sale of that vessel.

13.	Deutsche Bank $85.0 million Facility

On May 20, 2014, Oceanbulk Shipping entered into a loan agreement with Deutsche Bank AG Filiale Deutschlandgeschaft for the financing of an aggregate amount of $85.0 million (the “Deutsche Bank $85.0 million Facility”), in order to partially finance the construction cost of the newbuilding vessels Magnum Opus, Peloreus and Leviathan. Each tranche matures five years after the drawdown date. The applicable tranches were drawn down concurrently with the deliveries of the financed vessels, in May, July and September 2014, respectively. Each tranche is subject to 19 quarterly amortization payments equal to 1/60th of the tranche amount, with the 20th payment equal to the remaining amount outstanding on the tranche. The Deutsche Bank $85.0 million Facility is secured by first priority cross-collateralized ship mortgages on the financed vessels and general and specific assignments and was originally guaranteed by Oceanbulk Shipping. On July 4, 2014, an amendment to the Deutsche Bank $85.0 million Facility was executed in order to add ITF International Transport Finance Suisse AG as a lender. On November 4, 2014, a supplemental letter was signed to replace Oceanbulk Shipping with Star Bulk Carriers Corp. as guarantor of this facility.

On June 29, 2015, we signed a supplemental letter with Deutsche Bank AG Filiale Deutschlandgeschaft to amend certain covenants governing this facility until December 31, 2016.

In March 2016, we fully repaid the tranche relating to the vessel Magnum Opus, following the sale of the respective vessel.

14.	HSBC $86.6 million Facility

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

15.	HSBC $20.0 million Dioriga Facility

On April 14, 2014, Dioriga Shipping Co. entered into a loan agreement with HSBC Bank plc (the “HSBC $20.0 million Dioriga Facility”) for $20.0 million to partially finance the construction cost of the newbuilding vessel Tsu Ebisu, which was delivered in April 2014. The HSBC $20.0 million Dioriga Facility matures in March 2019 and is repayable in 20 equal, consecutive, quarterly installments of $0.4 million each, commencing three months after the drawdown, plus a balloon payment of $13.0 million due together with the last installment. The HSBC $20.0 million Dioriga Facility is secured by a first priority mortgage over the financed vessel and general and specific assignments. On October 3, 2014, a supplemental agreement to the Dioriga $20.0 million Facility was executed in order for Star Bulk Carriers Corp. to become the guarantor of the Dioriga $20.0 million Facility and to include covenants similar to those of our other vessel financing facilities.

On June 30, 2015, we entered into two second supplemental agreements with HSBC Bank plc to amend certain covenants included in each of the HSBC $86.6 million Facility and the HSBC $20.0 million Dioriga Facility until December 31, 2016. In addition, we agreed to cross-collateralize the HSBC $86.6 million Facility and the HSBC $20.0 million Dioriga Facility, an arrangement that ended in January 2016 when the Dioriga $20.0 million Facility was fully repaid in connection with the sale of the vessel Tsu Ebisu.

16.	CEXIM $57.4 million Facility

On June 26, 2014, Oceanbulk Shipping entered into a loan agreement with the Export-Import Bank of China (the “CEXIM $57.4 million Facility”) for the financing of an aggregate amount of up to $57.4 million, which will be available in two tranches of $28.7 million each, to partially finance the construction cost of the two new building vessels Bruno Marks (ex- HN 1312), which was delivered to us in January 2016, and Jenmark (ex-HN 1313) with expected delivery in March 2016. Each tranche will mature ten years from the delivery date of the last delivered financed vessel and will be repayable in 20 semi-annual installments of $1.1 million plus a balloon payment of $5.7 million, with the first installment being due on the first January 21 or July 21 six months after the delivery of each vessel. In December 2015, we entered into separate agreements with third parties to sell the newbuilding vessel Bruno Marks and Jenmark, upon their delivery to us and, therefore, the CEXIM $57.4 million Facility was terminated without being drawn.

17.	NIBC $32.0 million Facility

On November 7, 2014, we and NIBC Bank N.V. entered into an agreement with respect to a credit facility (the “NIBC $32.0 million Facility”) for the financing of an aggregate amount of up to $32.0 million, which is available in two tranches of $16.0 million, to partially finance the construction cost of two new building vessels, Star Acquarius (ex- HN 5040) and Star Pisces (ex-HN 5043). We drew $15.2 million for each vessel in July and August 2015, respectively concurrently with the delivery of the relevant vessels to us. Each tranche is repayable in consecutive quarterly installments of $0.3 million, commencing three months after the drawdown of each tranche, plus a balloon payment of $9.6 million and $9.9 million, respectively, both due in November 2020. The NIBC $32.0 million Facility is secured by a first priority cross collateralized mortgage over the financed vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

On June 29, 2015, we signed a supplemental letter with NIBC Bank N.V to amend certain financial covenants governing this facility until December 31, 2016.

18.	BNP $32.5 million Facility

On December 3, 2014, Positive Shipping Company, one of our subsidiaries following the completion of the Pappas Transaction, and BNP Paribas entered into an agreement with respect to a credit facility (the “BNP $32.5 million Facility”) for the financing of up to $32.5 million to partially finance the construction cost of its newbuilding vessel Indomitable (ex-HN 5016). An amount of $32.5 million was drawn in December 2014, in anticipation of the delivery of the Indomitable to us on January 8, 2015. The facility is repayable in 20 equal, consecutive, quarterly principal payments of $0.5 million each, with the first becoming due and payable three months from the drawdown date and a balloon installment of $21.7 million payable simultaneously with the last installment, which is due in December 2019. The BNP $32.5 million Facility is secured by a first priority mortgage over the financed vessel and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

On July 3, 2015, we signed a supplemental letter with BNP Paribas to amend certain covenants governing this facility from June 30, 2015 until December 31, 2016.

In December 2015, we entered into separate agreement with third party to sell the Indomitable. In connection with this sale, we expect to repay the BNP $32.5 million Facility in March 2016, when we will deliver the vessel to its new owners.

19.	Excel Vessel Bridge Facility

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

The Excel Vessel Bridge Facility was to mature in February 2016, with mandatory repayments of $6.0 million, each due in March, June and September 2015. Unity, Star Bulk, and each individual vessel-owning subsidiary of Unity were guarantors under the Excel Vessel Bridge Facility. As of December 31, 2014, $195.9 million had been drawn under the Excel Vessel Bridge Facility, of which $139.8 million was prepaid from proceeds from the Citi Facility and the DNB $120.0 million Facility, with such prepayment being applied in direct order of maturity according to the provisions of the Excel Vessel Bridge Facility.

On January 29, 2015, we repaid all of the amounts drawn under the Excel Vessel Bridge Facility and terminated the facility.

20.	DVB $24.8 million Facility

On October 30, 2014, we entered into a credit facility with DVB Bank SE, Frankfurt (the “DVB $24.8 million Facility”) to partially finance the acquisition of 100% of the equity interests of Christine Shipco LLC, which is the owner of the vessel Star Martha (ex-Christine), one of the Excel Vessels. On October 31, 2014, we drew $24.8 million to pay Excel the related cash consideration. The DVB $24.8 million Facility is repayable in 24 consecutive, quarterly principal payments of $0.9 million for each of the first four quarters and of $0.5 million for each of the remaining 20 quarters, with the first becoming due and payable three months from the drawdown date, and a balloon payment of $12.2 million payable simultaneously with the last quarterly installment, which is due in October 2020. The DVB $24.8 million Facility is secured by a first priority pledge of the membership interests of the Christine Shipco LLC and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

On June 29, 2015, we signed a supplemental letter with DVB Bank SE, Frankfurt to amend certain covenants governing this facility until December 31, 2016.

21.	Excel Vessel CiT Facility

On December 9, 2014, we entered into a credit facility with CiT Finance LLC (the “Excel Vessel CiT Facility”) for an amount up to $30.0 million to partially finance the acquisition of 11 of the older Excel Vessels. The Excel Vessel CiT Facility was secured on a first-priority basis by these 11 vessels we have acquired, consisting of nine Panamax and two Handymax vessels (the “Excel Collateral Vessels”). Pursuant to an intercreditor agreement executed among the lenders under the Excel Vessel Bridge Facility and Excel Vessel CiT Facility, the Excel Collateral Vessels also secured the Excel Vessel Bridge Facility on a second-priority basis. On December 10, 2014 we drew $30.0 million under the Excel Vessel CiT Facility. The borrowers under the Excel Vessel CiT Facility were the various vessel-owning subsidiaries that own the Excel Collateral Vessels and Star Bulk Carriers Corp. was the guarantor. The Excel Vessel CiT Facility would mature in December 2016 and was subject to quarterly amortization payments of $0.5 million, commencing on March 31, 2015, with a balloon payment equal to the outstanding amount under the Excel Vessel CiT Facility payable simultaneously with the last quarterly installment.

On June 10, 2015, we fully repaid all of the amounts drawn under the Excel Vessel CiT Facility.

22.	Sinosure Facility

On December 22, 2014, we executed a binding term sheet with Deutsche Bank (China) Co., Ltd. Beijing Branch and HSBC Bank plc (the “Sinosure Facility”) for the financing of an aggregate amount of up to $156.5 million to partially finance the construction cost of eight newbuilding vessels, Honey Badger (ex-HN NE 164), Wolverine (ex-HN NE 165), Star Antares (ex-HN NE 196), Star Lutas (ex-HN NE 197), Kennadi (ex-HN 1080), Mackenzie (ex-HN 1081), HN 1082 (tbn Night Owl) and HN 1083 (tbn Early Bird)) (the “Sinosure Financed Vessels”). The financing under the Sinosure Facility is available in eight separate tranches, one for each Sinosure Financed Vessel, and is credit insured (95%) by China Export & Credit Insurance Corporation. Each tranche, which is documented by a separate credit agreement, which were all signed on February 11, 2015, matures 12 years after each drawdown, which takes place at or around the time each vessel is delivered to us, and is repayable in 48 equal and consecutive quarterly installments. The Sinosure Facility is secured by a first priority cross collateralized mortgage over the Sinosure Financed Vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp. The vessels Honey Badger and Wolverine were delivered to us in February 2015. The vessel Star Antares was delivered to us in October 2015. The vessels Star Lutas and Kennadi were delivered to us in early January 2016 and the vessel Mackenzie was delivered to us in March 2016.

On September 2, 2015, we signed a supplemental letter agreement with Deutsche Bank (China) Co., Ltd. Beijing Branch and HSBC Bank plc to amend certain covenants governing the existing credit agreements from June 26, 2015 until December 31, 2016.

23.	Citi Facility

On December 22, 2014, we entered into a credit facility with Citibank, N.A., London Branch (the “Citi Facility”) to provide financing for an amount of up to $100.0 million, in lieu of the Excel Vessel Bridge Facility, in connection with the acquisition of vessels Star Pauline (ex-Sandra), Star Despoina (ex-Lowlands Beilun), Star Angie, Star Sophia, Star Georgia, Star Kamila and Star Nina, which are seven of the Excel Vessels we have acquired (the “Citi Financed Excel Vessels”). The first tranche of $51.5 million was drawn on December 23, 2014, and the second tranche of $42.6 million was drawn on January 21, 2015. We used amounts drawn under the Citi Facility to repay portion of the Excel Vessel Bridge Facility in respect of those Citi Financed Excel Vessels. The Citi Facility matures on December 30, 2019. The Citi Facility is repayable in 20 equal, consecutive, quarterly principal payments of $3.4 million, with the first installment due on March 30, 2015, and a balloon installment of $26.3 million payable simultaneously with the last quarterly installment. The Citi Facility is secured by a first priority mortgage over the Citi Financed Excel Vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

On June 30, 2015, we signed a supplemental Agreement with Citibank, N.A., London Branch to amend certain covenants governing this agreement until December 31, 2016.

24.	Heron Vessels Facility

In November, 2014, we entered into a secured term loan agreement with CiT Finance LLC (the “Heron Vessels Facility”), in the amount of $25.3 million, in order to partially finance the acquisition cost of the two Heron Vessels, Star Gwyneth and Star Angelina. The drawdown of the financed amount incurred in December 2014, when we took delivery of the Heron Vessels. The Heron Vessels Facility matures on June 30, 2019 and is repayable in 19 equal consecutive, quarterly principal payments of $0.7 million (with the first becoming due and payable on December 31, 2014), and a balloon installment payable at maturity equal to the then outstanding amount of the loan. The Heron Vessels Facility is secured by a first priority mortgage over the financed vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

On July 1, 2015, we signed a supplemental letter with CiT Finance LLC to amend certain financial covenants governing this agreement from June 30, 2015 until December 31, 2016 and to add the vessel Star Aline as collateral under this agreement.

25.	DNB $120.0 million Facility

On December 29, 2014, we entered into an agreement with DNB Bank ASA as facility agent, security agent account bank and bookrunner, DNB Bank ASA, NIBC Bank N.V and Skandinaviska Enskilda Banken AB as original lenders, mandated lead arrangers and hedge counterparties (the “DNB $120.0 million Facility”), to provide financing for up to $120.0million, in lieu of the Excel Vessel Bridge Facility, in connection with the acquisition of vessels Star Nasia, Star Monisha, Star Eleonora, Star Danai, Star Renee, Star Markella, Star Laura, Star Moira, Star Jennifer, Star Mariella, Star Helena and Star Maria, which are 12 of the Excel Vessels we have acquired (the “DNB Financed Excel Vessels”). We drew $88.3 million in December 2014, $9.5 million in January 2015, $9.5 million in February 2015 and $7.8 million in April 2015.

We used amounts drawn under the DNB Facility to repay portion of the amounts drawn under the Excel Vessel Bridge Facility relating to the DNB Financed Excel Vessels. The DNB Facility matures in December 2019 and is repayable in 20 equal, consecutive, quarterly principal payments of $4.4 million, with the first installment due in March 2015, and a balloon installment of $29.2 million payable simultaneously with the 20th installment. The DNB Facility is secured by a first priority mortgage over the DNB Financed Excel Vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

On June 29, 2015, we signed a supplemental letter with the lenders under this facility to amend certain covenants governing this agreement until December 31, 2016.

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

Under the DNB–SEB–CEXIM $227.5 million Facility, we are not permitted to pay dividends until December 2017, if our liquid funds are less than (i) $200.0 million in the aggregate or (ii) $2.0 million per fleet vessel. Under certain of our other loan agreements, we are restricted from paying dividends until December 31, 2016. Additionally, we may not pay dividends or distributions if an event of default has occurred and is continuing or would result from such dividend or distribution.

Furthermore, our credit facilities contain financial covenants requiring us to maintain various financial ratios, including:

•	a minimum percentage of aggregate vessel value to loans secured (security cover ratio or “SCR”);

•	a maximum ratio of total liabilities to market value adjusted total assets;

•	a minimum EBITDA to interest coverage ratio;

•	a minimum liquidity; and

•	a minimum equity ratio.

In connection with the May 2015 Equity Offering, during the second quarter of 2015, we reached agreements with all our lenders to amend certain financial covenants included in our credit facilities.

As of December 31, 2014 and 2015, we were required to maintain minimum liquidity, not legally restricted, of $35.4 million and $150.0 million, respectively. In addition, as of December 31, 2014 and 2015, we were required to maintain minimum liquidity, legally restricted, of $14.0 million and $14.0 million, respectively.

As of December 31, 2015, as a result of market conditions, the market value of certain of our vessels was below the minimum SCR required under certain loan agreements. Under the respective loan agreements, the required SCR ranges from 110% to 140%. Based on the appraisal received, the calculated SCR ranged from 91% to 133%. A SCR shortfall does not automatically trigger the acceleration of the corresponding loans or constitute a default under the relevant loan agreements. Under these loan agreements, we may have to prepay the amount drawn under a loan agreement, pay a certain amount to cover the security shortfall or provide additional security to remedy the security shortfall upon request by the relevant lenders. If we fail to take any such requested measures, such circumstances could result in an event of default under our loan agreements. We have not received any notices from the relevant lenders that would indicate their intention to exercise their rights under the SCR provisions of the relevant loan agreements and cause acceleration of respective outstanding loan amounts. As of December 31, 2015, $14.3 million, which was the amount that could be made repayable under the SCR provisions by the lenders, was reclassified as current portion of long term debt within current liabilities. Apart from this, as of December 31, 2014 and 2015, we were in compliance with the applicable financial and other covenants contained in our debt agreements.

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

As of December 31, 2015, we were in compliance with the applicable financial and other covenants contained in the 2019 Notes.

Dividend Payments

Currently, as mentioned above, we are restricted from paying dividends under certain of our facilities until December 31, 2016. Additionally, we are not permitted to pay dividends until December 2017, if our liquid funds are not greater than (i) $200.0 million or (ii) $2.0 million per fleet vessel. Furthermore, we may not pay dividends or distributions if an event of default has occurred and is continuing or would result from such dividend or distribution. In addition, we did not pay any dividends for the year ended 2015. Please see the section of this annual report entitled “Senior Secured Credit Facilities”.

C.	Research and Development, Patents and Licenses

Not Applicable.

D.	Trend Information

Please see Item 5.A, “Operating Results.”

E.	Off-balance Sheet Arrangements

As of the date of this annual report, we do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2015:

In thousands of Dollars	Payments due by period
Obligations	Total	Less than 1 year -2016	1-3 years (2017 -2018)	3-5 years (2019-2020)	More than 5 years (After January 1, 2021 )
Principal Loan Payments (1)	861,738	112,873	272,712	330,193	145,960
8.00% 2019 Notes	50,000	—	—	50,000	—
Interest payments (2)	124,617	35,388	59,064	25,052	5,113
Shipbuilding contracts (3)	419,123	346,927	72,196	—	—
Bareboat capital leases - upfront hire & handling fees (4)	7,477	6,469	1,008	—	—
Bareboat commitments charter hire - Newbuilding vessels (4)	282,474	7,126	38,339	43,065	193,944
Bareboat commitments charter hire - Operating vessels (5)	101,559	8,640	17,280	23,807	51,832
Future, minimum, non-cancellable lease payment under vessel operating leases (6)	5,949	3,605	2,344	—	—
Office rent	1,687	256	511	499	421
Total	1,854,624	521,284	463,454	472,616	397,270

(1)	Principal loan payments do not reflect the shortfall in the SCR, which is further analyzed in Note 8 to our consolidated financial statements included in this report.

(2)	Amounts shown reflect interest payments we expect to make with respect to our long-term debt obligations. The interest payments reflect an assumed LIBOR based applicable rate of 0.6127% (the three month LIBOR as of December 31, 2015) plus the relevant margin of the applicable credit facility.

(3)	The amounts represent our remaining obligations as of December 31, 2015 with respect to the pipeline of our newbuilding program, taking into effect the negotiations with the shipyards and the agreed purchase price reductions and deferral of deliveries (please see “Item 4. Information on the Company- A. History and Development of the Company - Negotiations with the shipyards”). Our remaining obligations under the bareboat lease agreements are classified as capital leases, and are discussed under footnote (4) below.

(4)	We have entered into bareboat charters for five of our newbuilding vessels with the option to purchase the vessels at any time and a purchase obligation upon the completion of the charter period, which range from eight to ten years. The amounts represent our commitments under the bareboat lease arrangements representing the upfront hire fee and the charter hire. The bareboat charter hire is comprised of fixed and variable portion, the variable portion is calculated based on the 6-month LIBOR of 0.846%, as of December 31, 2015.

(5)	We have entered into bareboat charters for four of our operating vessels with the option to purchase the vessels at any time and a purchase obligation upon the completion of the charter period, which range from eight to ten years. The amounts represent our commitments under the bareboat lease arrangements representing the upfront hire fee and the fixed charter hire.

(6)	The amounts represent our commitments under the operating lease arrangement for Astakos (ex-Maiden Voyage) disclosed in Note 5 of our consolidated financial statements included in this report.

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

The table set forth below indicates: (i) the carrying value of each of our vessels as of December 31, 2015, and (ii) which of our vessels we believe have a basic market value below their carrying value. The aggregate difference between the carrying value of our vessels and their market value of $639.5 million, represents the amount by which we believe we would have to reduce our net income if we sold these 61 vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their current basic market values. However, we are not holding our vessels for sale.

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

	Vessel Name	Size (dwt.)	Year Acquired	Carrying Value as of December 31, 2015 (in millions of U.S. dollar)
1.	Goliath	209,537	2015	61.8	*
2.	Gargantua	209,537	2015	60.8	*
3.	Maharaj	209,472	2015	61.7	*
4.	Deep Blue	182,608	2015	36.8
5.	Leviathan	182,511	2014	36.8
6.	Peloreus	182,496	2014	36.7
7.	Indomitable	182,476	2015	36.8
8.	Obelix	181,433	2014	23.3
9.	Star Pauline	180,274	2014	28.8	*
10.	Star Martha	180,274	2014	42.8	*
11.	Pantagruel	180,181	2014	32.1	*
12.	Star Borealis	179,678	2011	46.8	*
13.	Star Polaris	179,600	2011	47.3	*
14.	Star Angie	177,931	2014	35.5	*
15.	Big Fish	177,643	2014	32.2	*
16.	Kymopolia	176,990	2014	36.7	*
17.	Big Bang	174,109	2014	37.5	*
18.	Star Aurora	171,199	2010	30.0	*
19.	Star Despoina	170,162	2014	12.6	*
20.	Star Eleonora	164,218	2014	16.8	*
21.	Star Monisha	164,218	2015	14.8	*
22.	Amami	98,681	2014	26.8	*
23.	Madredeus	98,681	2014	26.9	*
24.	Star Sirius	98,681	2014	27.9	*
25.	Star Vega	98,681	2014	27.9	*
26.	Star Angelina	82,981	2014	23.6	*
27.	Star Gwyneth	82,790	2014	23.6	*
28.	Star Kamila	82,769	2014	21.2	*
29.	Pendulum	82,619	2014	20.4	*
30.	Star Maria	82,598	2014	17.4	*
31.	Star Markella	82,594	2014	19.7	*
32.	Star Danai	82,574	2014	19.1	*
33.	Star Georgia	82,298	2014	16.8	*
34.	Star Sophia	82,269	2014	19.4	*

35.	Star Mariella	82,266	2014	20.5	*
36.	Star Moira	82,257	2014	16.8	*
37.	Star Nina	82,224	2015	14.3	*
38.	Star Renee	82,221	2014	14.8	*
39.	Star Nasia	82,220	2014	21.7	*
40.	Star Laura	82,209	2014	15.1	*
41.	Star Jennifer	82,209	2015	12.6	*
42.	Star Helena	82,187	2014	14.6	*
43.	Mercurial Virgo	81,545	2014	24.9	*
44.	Magnum Opus	81,022	2014	21.9
45.	Tsu Ebisu	81,001	2014	21.9
46.	Star Iris	76,466	2014	19.3	*
47.	Star Aline	76,429	2014	18.7	*
48.	Star Emily	76,417	2014	17.9	*
49.	Star Vanessa	72,493	2014	8.0	*
50.	Idee Fixe	63,458	2015	30.2	*
51.	Roberta	63,426	2015	30.1	*
52.	Laura	63,399	2015	30.2	*
53.	Kaley	63,283	2015	30.5	*
54.	Star Challenger	61,462	2013	26.8	*
55.	Star Fighter	61,455	2013	26.9	*
56.	Honey Badger	61,320	2015	31.1	*
57.	Wolverine	61,292	2015	31.1	*
58.	Star Antares	61,258	2015	29.1	*
59.	Star Aquarius	60,916	2015	22.7
60.	Star Pisces	60,916	2015	22.8
61.	Strange Attractor	55,742	2014	20.3	*
62.	Star Omicron	53,489	2008	14.9	*
63.	Star Gamma	53,098	2008	11.5	*
64.	Star Zeta	52,994	2008	12.7	*
65.	Star Delta	52,434	2008	9.7	*
66.	Star Theta	52,425	2007	12.5	*
67.	Star Epsilon	52,402	2007	10.7	*
68.	Star Cosmo	52,246	2008	12.0	*
69.	Star Kappa	52,055	2007	10.9	*
70.	Star Michele	45,588	2014	8.0	*
	Total			1,757.0

* Indicates dry bulk carrier vessels for which we believe, as of December 31, 2015, the basic charter-free market value is lower than the vessel’s carrying value.

We refer you to the risk factor entitled “The market values of our vessels have declined and may further decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities (including ship financing facilities) or result in an impairment charge, and we may incur a loss if we sell vessels following a decline in their market value” and the discussion herein under the headings “Critical Accounting Policies – Impairment of long-lived assets” and “Results of Our Operations – Year ended December 31, 2015 compared to the year ended December 31, 2014 – Impairment Loss”.

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

In July 2014 and in connection with the 2014 Transactions, the board of directors increased the number of directors constituting the board of directors to nine and, following the resignation of Ms. Milena-Maria Pappas, appointed Mr. Rajath Shourie as a Class A director, Ms. Emily Stephens as a Class B director, Ms. Renée Kemp as a Class C director and Mr. Stelios Zavvos as a Class A director pursuant to the terms and subject to the conditions of the 2014 Transactions.

The appointments of Mr. Shourie as a Class A director, Ms. Stephens as a Class B director and Ms. Kemp as a Class C director took place under the Oaktree Shareholders Agreement, which we entered into at the closing of the July 2014 Transactions (described in “Item 4. Information on the Company—A. History and Development of the Company”). Under the Oaktree Shareholders Agreement, Oaktree currently has the right to nominate four of our nine directors.

On February 17, 2015, Mr. Shourie and Ms. Stephens were replaced by Mr. Mahesh Balakrishnan and Ms. Jennifer Box, respectively. On March 14, 2016, Ms. Kemp stepped down from our board of directors. Following the resignation of Ms. Kemp, we expect that our board of directors will decrease the number of directors constituting the board of directors to eight, and our board of directors will only have two Class C directors. The three directors currently designated by Oaktree are Messrs. Pappas and Balakrishnan and Ms. Box, while Oaktree retains the right to name an additional director under the Oaktree Shareholders Agreement.

At the 2015 annual general meeting in October 2015, Messrs. Koert Erhard and Roger Schmitz, and Ms. Jennifer Box were re-elected as Class B directors.

Our directors and executive officers are as follows:

Name	Age	Position
Petros Pappas	63	Chief Executive Officer and Class C Director
Spyros Capralos	61	Non-Executive Chairman and Class C Director
Hamish Norton	57	President
Simos Spyrou	41	Co-Chief Financial Officer
Christos Begleris	34	Co-Chief Financial Officer
Nicos Rescos	44	Chief Operating Officer
Zenon Kleopas	61	EVP—Technical & Operations
Tom Søfteland	55	Class A Director
Koert Erhardt	60	Class B Director
Roger Schmitz	34	Class B Director
Mahesh Balakrishnan	33	Class A Director
Jennifer Box	34	Class B Director
Stelios Zavvos	62	Class A Director

Petros Pappas, Chief Executive Officer and Director

Petros Pappas serves as our CEO and as a director on our board of directors. Mr. Pappas served from our inception up to July 2014 as our non-executive Chairman of the board of directors. He served as a member of Star Maritime’s board of directors since its inception. Throughout his career as a principal and manager in the shipping industry, Mr. Pappas has been involved in over 275 vessel acquisitions and disposals. In 1989, he founded Oceanbulk Maritime S.A., a dry cargo shipping company that has operated managed vessels aggregating as much as 1.6 million deadweight tons of cargo capacity. He also founded the Oceanbulk Group of affiliated companies, which are involved in the service sectors of the shipping industry. Mr. Pappas has been a Director of the UK Defense Club, a leading insurance provider of legal defense services in the shipping industry worldwide, since January 2002, and is a member of the Union of Greek Ship owners (UGS). Mr. Pappas received his B.A. in Economics and his MBA from The University of Michigan, Ann Arbor. Mr. Pappas was recently awarded the 2014 Lloyd’s List Greek Awards “Shipping Personality of the Year”.

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

B.	Compensation of Directors and Senior Management

For the year ended December 31, 2015, aggregate compensation to our senior management was $1,853,223. Non-employee directors of Star Bulk receive an annual cash retainer of $15,000. The chairman of the audit committee receives a fee of $15,000 per year and each of the audit committee members receives as fee of $7,500. Each chairman of our other standing committees receives an additional $5,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. We do not have a retirement plan for our officers or directors. The aggregate compensation of the board of directors for the year ended December 31, 2015 was $160,000.

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

On February 20, 2014, and April 13, 2015 our board of directors approved the 2014 Equity Incentive Plan (the “2014 Equity Incentive Plan”) and the 2015 Equity Incentive Plan (the “2015 Equity Incentive Plan”), respectively, under which officers, key employees, directors and consultants of the Company and its subsidiaries will be eligible to receive options to acquire shares of common stock, stock appreciation rights, restricted stock and other stock-based or stock-denominated awards. We reserved a total of 430,000 shares of common stock and 1,400,000 shares of common stock for issuance under the 2014 Equity Incentive Plan and the 2015 Equity Incentive Plan, respectively, subject to adjustment for changes in capitalization as provided in the plans. All of the material provisions of the 2014 Equity Incentive Plan and 2015 Equity Incentive Plan are substantially similar to the provisions contained in our prior equity incentive plans.

In addition, on April 13, 2015, our board of directors granted share purchase options for up to 521,250 common shares to certain executive officers, at an option exercise price of $5.50 per share. These options are exercisable in whole or in part between the third and the fifth anniversary of the grant date, subject to the respective individuals remaining employed by us at the time the options are exercised.

We refer herein to the 2013 Equity Incentive Plan, 2014 Equity Incentive Plan and 2015 Equity Incentive Plan, collectively as the “Equity Incentive Plan”. Under the terms of the Equity Incentive Plans, stock options and stock appreciation rights granted under the Equity Incentive Plans will have an exercise price per common share equal to the fair market value of a common share on the date of grant, unless otherwise determined by the administrator of the Equity Incentive Plans, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights are exercisable at times and under conditions as determined by the administrator of the Equity Incentive Plans, but in no event will they be exercisable later than ten years from the date of grant.

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

In 2007, 2010 and 2011 we adopted the 2007 Equity Incentive Plan, the 2010 Equity Incentive Plan and the 2011 Equity Incentive Plan, respectively, and reserved for issuance 133,333 common shares under each plan. The terms and conditions of the 2007, 2010 and 2011 Equity Incentive Plans are substantially similar to those of the 2013, 2014 and 2015 Equity Incentive Plans. All of the common shares that were reserved for issuance under the 2007, the 2010, 2011 and 2013 Equity Incentive Plans were issued and vested in full.

During the years 2013, 2014 and 2015 and as of February 29, 2016, pursuant to the Equity Incentive Plans, we have granted the following securities:

•	On March 21, 2013, 239,333 restricted common shares were granted to our directors, officers and employees. The respective shares were issued on September 11, 2013 and vested on March 21, 2014.

•	On March 21, 2013, 12,000 restricted common shares were granted to our former director Mr. Espig and vested immediately. The respective shares issued on June 27, 2013.

•	On May 3, 2013, 28,000 restricted common shares were granted to Mr. Spyros Capralos, our former Chief Executive Officer and current Non-Executive Chairman, pursuant to the terms of renewal consultancy agreement with an entity owned and controlled by him. The first installment of 9,333 shares was issued on May 27, 2014, and vested on May 3, 2014. The remaining two installments of 9,333 and 9,334, respectively, were cancelled and will not be issued since his consultancy agreement was terminated following the 2014 Transactions.

•	On February 20, 2014, 394,167 restricted common shares were granted to certain of our directors, officers and employees. The respective shares were issued on May 27, 2014 and vested in March 2015.

•	On February 20, 2014, 8,000 restricted common shares were granted to two of our directors, Mr. Softeland and Mr. Erhardt. The respective shares were issued on May 27, 2014 and vested on the same date that they were granted.

•	On July 11, 2014, 15,000 restricted common shares were granted to two of our directors, Mr. Softeland and Mr. Schmitz and vested immediately. We plan to issue the respective shares in 2016.

•	On August 4, 2014, 168,842 restricted common shares were issued to our former Chief Executive Officer and current Non-Executive Chairman, Spyros Capralos, in connection with a termination agreement.On April 13, 2015, 676,150 restricted common shares were granted to certain of our directors, officers and employees. The respective shares have not yet been issued, as of the date of this report and vest in April 2016.

•	On April 13, 2015, 521,250 stock options were granted to certain of our directors and officers. The respective shares have not yet been issued, as of the date of this report, and vest in April 2020.

As of the date of this annual report, 714,443 common shares are available under the 2015 Equity Incentive Plan..

C.	Board Practices

Our board of directors is divided into three classes with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The initial term of our board of directors is as follows:

•	The term of the Class A directors expires in 2017;

•	The term of Class B directors expires in 2018; and

•	The term of Class C director expires in 2016.

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

Following the completion of the Merger, on December 17, 2014, we entered into employment agreements with Messrs. Petros Pappas, our new Chief Executive Officer, Hamish Norton, our new President, Nicos Rescos, our new Chief Operating Officer, and Christos Begleris, our new Co-Chief Financial Officer, for work performed for Star Bulk. We have also entered into consulting agreements with companies owned and controlled by each of the new Chief Operating Officer and the new Co-Chief Financial Officer for work performed by them outside of Greece. Under the employment agreements, Messrs. Rescos and Begleris receive an annual base salary which is subject to increase based on annual review by the compensation committee of our board of directors. Under the consulting agreement, the companies controlled by Messrs. Rescos and Begleris, respectively, are entitled to receive an annual consulting fee. The aforementioned employment and consultancy agreements have a term of three years unless terminated earlier in accordance with their terms, except for the employment agreement of the new Chief Executive Officer, which has a term of one year, unless terminated earlier in accordance with its terms. On May 19, 2015, an addendum to the consultancy agreements with companies owned and controlled by each of our new Chief Operating Officer and co-Chief Financial Officers was made, amending the annual consultancy fee paid by us, effective January 1, 2015.

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

Our compensation committee, which is comprised of three directors (two of which are independent directors), is responsible for, among other things, recommending to the board of directors our senior executive officers’ compensation and benefits.

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

As of December 31, 2013, 2014 and 2015, and February 29, 2016 we had 67, 119 and 131, and 150 employees, respectively, including our executive officers. The increase in the number employees during the last three years, resulted from the Merger, the acquisition of the Excel Vessels and the anticipated deliveries of our newbuilding vessels.

E.	Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see Item 7 “Major Shareholders and Related Party Transactions.”

Item 7.             Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table presents certain information as of February 29, 2016 regarding the ownership of our common shares with respect to each shareholder, who we know to beneficially own more than five percent of our outstanding common shares, and our directors.

	Shares of common stock
Beneficial Owner	Amount	Percentage
Oaktree Capital Group Holdings GP, LLC and certain of its advisory clients (2)	114,304,005	52.17%
Caspian Capital Management LLC (3)	19,065,559	8.70%
Monarch Alternative Capital LP and certain of its advisory clients (4)	11,711,820	5.35%
Angelo, Gordon and certain of its advisory clients (5)	9,247,881	4.22%
Millennia Holdings LLC (6)	5,051,147	2.31%
Mirabel Shipholding & Invest Limited (6)	1,796,365	*
Ilta Commodities, S.A. (6)
Milena-Maria Pappas (7)	1,750,335	*
Excel Maritime Carriers Ltd. (8)	1,245,194	*
Petros Pappas	—	—
Spyros Capralos	341,373	*
Hamish Norton	—	*
Simos Spyrou	81,984	*
Christos Begleris	—	—
Nicos Rescos	4,953	*
Zenon Kleopas	30,000	*
Tom Søfteland	86,675	*
Koert Erhardt	102,947	*
Roger Schmitz	—	—
Mahesh Balakrishnan	—	—
Jennifer Box	—	—
Renée Kemp	—	—
Stelios Zavvos	—	—
Emily Stephens	—	—
Rajath Shourie	—	—

(1)	Percentage amounts based on 219,105,712 common shares outstanding as of February 29, 2016.

(2)	Consists of (i) 6,582,495 shares held by Oaktree Value Opportunities Fund, L.P. (“VOF”), (ii) 11,985,533 shares held by Oaktree Opportunities Fund IX Delaware, L.P. (“Fund IX”), (iii) 110,082 shares held by Oaktree Opportunities Fund IX (Parallel 2), L.P. (“Parallel 2”), (iv) 82,226,539 shares held by Oaktree Dry Bulk Holdings LLC (“Dry Bulk Holdings”) and (v) 13,399,356 shares held by OCM XL Holdings L.P., a Cayman Islands exempted limited partnership (“OCM XL”). Each of the foregoing funds and entities is affiliated with Oaktree Capital Group Holdings GP, LLC (“OCGH”). The members of OCGH are Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank, Sheldon M. Stone, Larry W. Keele, Stephen A. Kaplan and David M. Kirchheimer. Each of the direct and indirect general partners, managing members, directors, unit holders, shareholders, and members of VOF, Fund IX, Parallel 2, Dry Bulk Holdings and OCM XL, may be deemed to share voting and dispositive power over the shares owned by such entities, but disclaims beneficial ownership in such shares except to the extent of any pecuniary interest therein. The address for these entities is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. OCM Investments, LLC (a subsidiary of Oaktree Capital Management, L.P., which is the investment manager of the Oaktree Funds) is registered as a broker-dealer with the Commission and in all 50 states, the District of Columbia and Puerto Rico, and is a member of the U.S. Financial Industry Regulatory Authority. Oaktree Funds purchased common shares in the ordinary course of business and at the time of the purchase of the Company’s common shares, had no agreements or understandings, directly or indirectly, with any person to distribute the common shares.

(3)	Consists of (i) 16,608,539 shares held by Caspian Capital LP and (ii) 2,457,020 shares held by Caspian Credit Advisors, LLC.

(4)	Consists of (i) 4,375,021 shares held by Monarch Debt Recovery Master Fund Ltd., (ii) 2,301,803 shares held by Monarch Opportunities Master Fund Ltd., (iii) 2,345,463 shares held by MCP Holdings Master LP, (iv) 1,697,239 shares held Monarch Capital Master Partners III LP, (v) 445,483 shares held by P Monarch Recovery Ltd., (vi) 434,428 shares held by Monarch Alternative Solutions Master Fund Ltd., (vii) 103,883 shares held by Monarch Capital Master Partners II LP and (viii) 8,500 shares held by Monarch Alternative Capital LP (“MAC”). MAC serves as advisor to these entities with respect to shares directly owned by such entities. MDRA GP LP (“MDRA GP”) is the general partner of MAC and Monarch GP LLC (“Monarch GP”) is the general partner of MDRA GP. By virtue of such relationships, MAC, MDRA GP and Monarch GP may be deemed to have voting and dispositive power over the shares owned by such entities. The address for these entities is 535 Madison Avenue, 26th Floor, New York, NY 10022.

(5)	Consists of (i) 6,767,881 shares held by Silver Oak Capital, LLC, (ii) 910,000 shares held by AG Super Fund, L.P., (iii) 888,000 shares held by AG Capital Recovery Partners VII, L.P., (iv) 204,000 shares held by AG Super Fund International Partners, L.P., (v) 201,000 shares held by AG Eleven Partners, L.P., (vi) 121,000 shares held by AG Select Partners Advantage Fund, L.P., (vii) 68,000 shares held by AG FDS, L.P., (viii) 50,000 shares held by Nutmeg Partners, L.P., and (ix) 38,000 shares held by AG MM, L.P. Angelo, Gordon & Co., L.P. (“AG”) serves as advisor to these entities with respect to shares directly owned by such entities. AG Partners, L.P. (“AGP”) is the general partner of AG and JAMG LLC (“JAMG”) is the general partner of AGP. The managing members of JAMG are John M. Angelo and Michael L. Gordon. By virtue of such relationships, AG and Messrs Angelo and Gordon may be deemed to have voting and dispositive power over the shares owned by the entities listed above. The address for these entities is 245 Park Avenue, New York, New York 10167. AG BD LLC (a subsidiary of AG) is registered as a broker-dealer with the Commission and in 19 states and is a member of the U.S. Financial Industry Regulatory Authority. The entities listed in (i) through (viii) above purchased common shares in the ordinary course of business and, at the time of the purchase of such common shares, had no agreements or understandings, directly or indirectly, with any person to distribute the common shares.

(6)	These companies are related to family members of our Chief Executive Officer, Mr. Petros Pappas.

(7)	Ms. Milena Maria Pappas is the daughter of our Chief Executive Officer, Mr. Petros Pappas, and our former Director.

(8)	Excel has received 29,917,312 common shares in the Excel Transactions as the Excel Vessel Share Consideration for the Excel Vessels (or vessel-owning entities) transferred to us pursuant to binding agreements relating to the Excel Transactions executed on August 19, 2014. In May 2015, Excel transferred 26,172,118 of these common shares to the equity holders of Excel. In October 2015, Excel transferred 2,500,000 of these common shares to the equity holders of Excel.

*	Less than 1%.

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

As of February 29, 2016, 219,105,712 of our outstanding common shares were held in the United States by 144 holders of record, including Cede & Co., the nominee for the Depository Trust Company, which held 132,647,194 of those shares.

B.	Related Party Transactions

Transactions with Oceanbulk Maritime, S.A.

Oceanbulk Maritime, S.A., a related party, is a ship management company and is controlled by our former director Ms. Milena-Maria Pappas. During the years 2012 and 2013, we paid to Oceanbulk Maritime, S.A. a brokerage commission of $91,264 and $90,436, respectively, relating to the sale of certain of our vessels.

On November 25, 2013, our board of directors approved a commission payable to Oceanbulk Maritime, S.A. related to the negotiations with shipyards for the construction of nine of our newbuilding vessels. We have agreed to pay a commission of 0.5% of the shipbuilding contract price for two newbuilding Capesize vessels Star Aries (ex-HN 1338) and HN 1339 (tbn Star Taurus)) and three newbuilding Newcastlemax vessels (HN 1342 (tbn Star Gemini), HN1343 (tbn Star Leo) and HN NE 198 (tbn Star Poseidon)) and a flat fee of $0.2 million per vessel for four newbuilding Ultramax vessels (Star Aquarius (ex HN 5040), Star Pisces (ex HN 5043), HN NE 196 (tbn Star Antares) and HN NE 197 (tbn Star Lutas)). For all of the nine newbuilding vessels, the total commission will amount to $2.1 million. We have agreed to pay the commission in four equal installments, the first two installments were paid in cash, while the remaining two installments will be paid in the form of common shares, the amount of which will depend on the price of our common shares on the date of the two remaining installments. The first and the second installment of $0.5 million each, were paid in cash in December 2013 and in April 2014, respectively. On October 28, 2015, we issued 171,171 shares representing the third installment. We determined the fair value per share by reference to the closing price of our common shares on the issuance date. The last installment is due in April 2016. During the years ended December 31, 2014 and 2015, $1.0 million and $0.3 million was capitalized to “Advances for vessels under construction and acquisitions of vessels” in our consolidated balance sheets.

On March 22, 2014, Starbulk S.A. entered into an agreement with Oceanbulk Maritime S.A., under which certain management services, including crewing, purchasing, arranging insurance, vessel telecommunications and master general accounts supervision, are provided to four dry bulk vessels under the management of Oceanbulk Maritime S.A up to December 31, 2014. Pursuant to the terms of this agreement, Starbulk S.A. received a fixed management fee of $170 per day, per vessel, which as of June 1, 2014, was changed to $110 per day, per vessel, based on an addendum signed on May 22, 2014.

The related income for the year ended December 31, 2014, was $0.2 million, and is included under “Management fee income” in our consolidated statement of operations.

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

Further, following the completion of the Merger and the Pappas Transaction, we own the vessels Magnum Opus and Tsu Ebisu, which were managed by Oceanbulk Maritime S.A. prior to the Merger and continued to be managed by that entity after the Merger, until August and September 2014, respectively. The related expense for the year ended December 31, 2014, was $0.2 million, and is included under “Management fee expense” in our consolidated statement of operations.

Oceanbulk Maritime S.A. has provided performance guarantees under the bareboat charter agreements relating to the shipbuilding contracts for the vessels Roberta (ex-HN 1061), Laura (ex-HN 1062), Idee Fixe (ex-HN 1063) and Kaley (ex-HN 1064), which are four vessels that were built in the New Yangzijiang shipyard. All of the performance guarantees described above have been counter-guaranteed by Oceanbulk Carriers. Following the completion of the Merger in July 2014, in September 2014, Star Bulk provided counter-guarantees to Oceanbulk Maritime S.A. in exchange for the counter-guarantees provided by Oceanbulk Carriers. The vessels were delivered to us in 2015.

In addition, Oceanbulk Maritime S.A. has also provided performance guarantees under the shipbuilding contracts for the newbuilding vessels with hull numbers, Deep Blue (ex-HN 5017), Behemoth (ex-HN 5055), Megalodon (ex-HN 5056), Honey Badger (ex- HN NE164), Wolverine (ex-HN NE165), Gargantua (ex-HN NE166), Goliath (ex-HN NE167) and Maharaj (ex-HN NE184). Prior to the Merger, all of the performance guarantees were counter-guaranteed by Oceanbulk Shipping. Following the completion of the Merger, in September 2014 Star Bulk provided counter-guarantees to Oceanbulk Maritime S.A. in exchange for the counter-guarantees provided by Oceanbulk Shipping. These vessels were delivered to us in early 2016, at which time the guarantees were terminated.

As of December 31, 2014 and 2015, we had an outstanding receivable balance of $0.2 million and $1.2 million, respectively from Oceanbulk Maritime S.A. The outstanding balance as of December 31, 2015 includes $0.9 million, which represents supervision cost for certain newbuilding vessels managed by Oceanbulk Maritime and paid by us.

Managed vessels of Oceanbulk Shipping

Prior to the Merger, Starbulk S.A. had entered into vessel management agreements with certain entities owned and controlled by Oceanbulk Shipping. Pursuant to the terms of these agreements, Starbulk S.A. received a fixed management fee of $750 per day, per vessel. These management agreements were terminated on July 11, 2014, the date the Merger closed. The related income for the years ended December 31, 2013 and 2014 was $0.8 million and $1.4 million, respectively, and is included under “Management fee income” in our consolidated statements of operations. As of December 31, 2014 and 2015, we had an outstanding payable of $0.01 million to Maiden Voyage LLC, previous owner of the Maiden Voyage, one of the vessels of Oceanbulk Shipping.

Product Shipping and Trading S.A.

On June 7, 2013, Starbulk S.A. entered into an agreement with Product Shipping & Trading S.A., a Marshall Islands company, under which, we provided certain management services including crewing, purchasing and arranging insurance to the vessels which are under the management of Product Shipping & Trading S.A. Product Shipping & Trading S.A is controlled by family members of our Chief Executive Officer, Mr. Petros Pappas. Pursuant to the terms of this agreement, we received a fixed management fee of $130 per day, per vessel. In October 2013, we decided to gradually cease providing the above mentioned services to the vessels which are under the management of Product Shipping & Trading S.A., except for arranging insurance services, and as a result, the management fee decreased to $20 per day per vessel and effective July 1, 2014, the agreement was terminated. The related income for the year ended December 31, 2014, was $0.01 million and is included in “Management fee income” in the consolidated statements of operations. As of December 31, 2014 and 2015 we had an outstanding receivable of $0.01 million and $0 respectively from Product Shipping & Trading S.A.

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

Effective February 7, 2011, we also entered into a separate consulting agreement with a company owned and controlled by, our former Chief Executive Officer and current Chairman, Mr. Spyros Capralos, for work performed by him outside of Greece. On May 3, 2013, this agreement was renewed for a term of three years and automatic renewal for a successive year unless terminated earlier in accordance with its terms. Under the consulting agreement, the company controlled by Mr. Capralos was entitled to receive an annual consulting fee. Mr. Capralos was also entitled to receive additional incentive compensation as determined by the compensation committee of our board of directors. Pursuant to a termination agreement between us and Mr. Spyros Capralos, dated July 31, 2014, we agreed to terminate the employment and consultancy agreements with Mr. Capralos and agreed to a severance payment of 168,842 common shares and an amount of €664,000 in cash (approximately $0.7 million, using the exchange rate as of December 31, 2015, which was $1.09 per euro).

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

Following the completion of the Merger, on December 17, 2014, we entered into consulting agreements with companies owned and controlled by each of the new Chief Operating Officer, Mr. Nicos Rescos, and our new co-Chief Financial Officer, Mr. Christos Begleris. In addition, we entered into employment agreements with the new Chief Executive Officer, the President, the new Chief Operating Officer and the new Co-Chief Financial Officer, Messrs. Petros Pappas, Hamish Norton, Nicos Rescos and Christos Begleris, respectively. All these agreements have a term of three years, unless terminated earlier in accordance with their terms, except for the employment agreement of the new Chief Executive Officer, Mr. Petros Pappas, which has a term of one year, unless terminated earlier in accordance with its terms. Pursuant to the consulting agreements, the entities controlled by the new Chief Operating Officer and the new co-Chief Financial Officer are entitled to receive an annual discretionary bonus, as determined by the our board of directors in its sole discretion. On May 19, 2015, we entered into an addendum to the consultancy agreements with companies owned and controlled by each of the new Chief Operating Officer and the co-Chief Financial Officers, amending the annual consultancy fee paid by us, effective January 1, 2015.

Pursuant to all aforementioned consultancy agreements, effective as of December 31, 2015, we are required to pay an aggregate base fee at an annual rate of not less than $0.6 million (this amount includes the annual Euro amount, under the relevant consultancy agreements, using the exchange rate as of December 31, 2015, which was $1.09 per euro).

In aggregate, the related expenses under the employment agreements for 2015, 2014 and 2013 were $1.9, $0.9 million and $0.2 million, respectively, and are included in General and administrative expenses in the consolidated statement of operations.

In aggregate, the related expenses under the consultancy agreements for 2015, 2014 and 2013 were $0.6 million, $1.5 million, and $0.5 million, respectively, and are included in General and administrative expenses in the consolidated statement of operations.

Lease Agreement with Combine Marine Ltd.

On January 1, 2012, Starbulk S.A. entered into a one year lease agreement for office space with Combine Marine Ltd., or Combine Ltd., a company controlled by our former director Ms. Milena-Maria Pappas and by Mr. Alexandros Pappas, both children of our Chief Executive Officer, Mr. Petros Pappas. The lease agreement provided for a monthly rental of €2,500 (approximately $2,725, using the exchange rate as of December 31, 2015, which was $1.09 per euro). On January 1, 2013, the agreement was renewed and unless terminated by either party, it will expire in January 2024. The related rent expense for the years ended December 31, 2015, 2014 and 2013, was $34,545, $41,834 and $40,883, respectively, and is included in General and administrative expenses in the consolidated statements of operations. As of December 31, 2015 and 2014, we had an outstanding receivable balance of $0.01 million and $0, respectively, from Combine Ltd.

Interchart Shipping Inc.

Interchart, a Liberian company affiliated with family members of our Chief Executive Officer, acts as a chartering broker for all of our vessels. On February 25, 2014, we acquired 33% of the total outstanding common stock of Interchart, for a total consideration of $0.4 million consisting of $0.2 million in cash and 22,598 common shares. The common shares were issued on April 1, 2014, and the fair value per share of $14.51 was determined by reference to the per share closing price of our common shares on the issuance date. The ownership interest was purchased from an entity affiliated with family members of our Chief Executive Officer, including our former director, Ms. Milena-Maria Pappas. On February 25, 2014, we entered into a services agreement with Interchart, for chartering, brokering and commercial services for our vessels for an annual fee of €0.5 million (approximately $0.55 million, using the exchange rate as of December 31, 2015, which was $1.09 per euro). This fee is adjustable for changes in our fleet pursuant to the terms of the services agreement. Before the services agreement, Interchart acted as chartering broker of all our vessels on an agreed upon basis. Under the services agreement, all previously agreed upon brokerage commissions due to Interchart were cancelled retroactively from January 1, 2014. In November 2014, we entered into a new services agreement with Interchart for chartering, brokering and commercial services for all of our vessels for a monthly fee of $0.3 million. The new agreement was effective from October 1, 2014 until March 31, 2015, and was renewed until December 31, 2016 immediately upon its expiry. The previous agreement with Interchart, dated February 25, 2014, was terminated when this new agreement became effective. During the years ended December 31, 2015, 2014 and 2013, the brokerage commission on charter revenue charged by Interchart amounted to $3.4 million, $2.0 million and $0.8 million, respectively, and is included in “Voyage expenses” in the consolidated statements of operations. As of December 31, 2015 and 2014, we had an outstanding liability of $0.01 million and $$0.01 million, respectively, to Interchart.

Acquisition of Heron Vessels

Heron is a 50-50 joint venture between us and ABY Group Holding Limited, and we share joint control over Heron with ABY Group Holding Limited. More specifically, following the completion of the Merger and the provision agreed as part of the Merger Agreement, with respect to the Heron Vessels, we acquired a convertible loan of Heron, which on November 5, 2014 was converted into 50% of the equity of Heron. In addition, pursuant to an agreement, dated September 5, 2014, among Oceanbulk Shipping, ABY Group and Heron with regards to the conversion of the Heron convertible loan, the governance of Heron and the distribution of some of its vessels to Heron investors, on November 11, 2014, we entered into two separate agreements to acquire from Heron the vessels Star Gwyneth (ex-ABYO Gwyneth) and Star Angelina (ex-ABYO Angelina), which were delivered to us on December 5, 2014.

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

After the closing of the Merger, pursuant to the Oaktree Shareholders Agreement, we appointed each of Mr. Rajath Shourie and Mses. Emily Stephens and Renée Kemp (each of which was an Oaktree Designee) as a Director whose term expires at the first, second and third annual meeting of the Stockholders following the date of completion of the Merger, respectively. Mr. Shourie was re-elected as a Director at our 2014 Annual General Meeting. On February 17, 2015, Mr. Shourie and Ms. Stephens resigned as Directors and were replaced by Mr. Mahesh Balakrishnan and Ms. Jennifer Box, both of whom are Oaktree Designees. On March 14, 2016, Ms. Renée Kemp stepped down from our board of directors. Under the Oaktree Shareholders Agreement, Oaktree retains the right to designate a replacement to Ms. Kemp, if and when it so decides.

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

At the transfer of each Excel Vessel, we have paid the cash and share consideration for such Excel Vessel to Excel. Excel uses the cash consideration, to cause an amount of outstanding indebtedness under its senior secured credit agreement to be repaid, such that all liens and obligations with respect to the transferred Excel Vessel (or vessel-owning subsidiary) are released upon the transfer to us.

The Vessel Purchase Agreement contains various customary representations, warranties and covenants. The transfers of the individual Excel Vessels were made pursuant to customary memoranda of agreement (“MOAs”) for vessel transfers.

In addition, subject to certain limitations, we have agreed to indemnify Excel and various related parties for breaches of certain fundamental representations, warranties and covenants in the Vessel Purchase Agreement and the MOAs for up to October 2015. Similarly, subject to certain limitations, Excel has agreed to indemnify us and various related parties for breaches of certain fundamental representations, warranties and covenants in the Vessel Purchase Agreement and the MOAs up to October 2015.

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

Management agreement with Maryville Maritime Inc.

Three of the Excel Vessels (Star Martha, Star Pauline and Star Despoina), which we acquired with attached time charters, were managed by Maryville Maritime Inc. (“Maryville”), a subsidiary of Excel. Maryville managed these three vessels until the expiration of their then existing time charter agreements (two of which expired in August 2015 and one which expired in November 2015) at a monthly fee of $17.5 per vessel. Total management fee expense to Maryville for the years ended December 31, 2014 and 2015 was $0.04 million and $0.5 million, respectively.

Purchase of Shares in the January 2015 Equity Offering

As part of the January 2015 Equity Offering, the Significant Shareholders purchased 37,250,418 firm common shares at the public offering price of $5.0 per common share. The aggregate proceeds to us of the January 2015 Equity Offering, net of underwriters’ commissions, were approximately $242.2 million.

After the January 2015 Equity Offering and assuming all 29,917,312 common shares comprising the Excel Vessel Share Consideration are distributed by Excel to its equity holders, Oaktree, Angelo, Gordon, Monarch and the Pappas Shareholders, including the Pappas Affiliates, beneficially owned approximately 58.0%, 5.9%, 5.9% and 7.8%, respectively, of our outstanding common shares. Prior to the January 2015 Equity Offering, giving effect to the distribution of the Excel Vessel Share Consideration to the Excel equity holders, Oaktree, Angelo, Gordon, Monarch and the Pappas Shareholders would beneficially own approximately 57.4%, 6.2%, 5.4% and 9.3%, respectively of our outstanding common shares.

Purchase of Shares in the May 2015 Equity Offering

As part of the May 2015 Equity Offering, the Significant Shareholders purchased 21,562,500 firm common shares at the public offering price of $3.20 per common share. The aggregate proceeds to us of the May 2015 Equity Offering, net of underwriters’ commissions, were approximately $175.6 million.

After the May 2015 Equity Offering and assuming all 29,917,312 common shares comprising the Excel Vessel Share Consideration are distributed by Excel to its equity holders, Oaktree, Angelo, Gordon, Monarch and the Pappas Shareholders, including the Pappas Affiliates, beneficially owned approximately 52.5%, 4.4%, 5.2% and 5.8%, respectively, of our outstanding common shares. Prior to the May 2015 Equity Offering, giving effect to the distribution of the Excel Vessel Share Consideration to the Excel equity holders, Oaktree, Angelo, Gordon, Monarch and the Pappas Shareholders would beneficially own approximately 59.1%, 5.9%, 5.9% and 7.2%, respectively of our outstanding common shares.

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

See Item 18. “Financial Statements.”

Legal Proceedings

In 2010, we commenced arbitration proceedings against Ishhar Overseas FZE of Dubai (“Ishhar”) for repudiatory breach of the charter parties due to the nonpayment of charter hires related to Star Epsilon and Star Kappa. We sought damages for repudiations of the charter parties due to early redelivery of the vessels as well as unpaid hire of approximately $2.0 million. We pursued an interim award for such nonpayment of charter hire and an award for the loss of charter hire for the remaining period under the charter. Claim submissions were filed. As of December 31, 2011, we determined that the above amount was not recoverable and recognized a provision for doubtful receivables of approximately $2.0 million. Subsequently, a conditional settlement agreement was signed on September 5, 2012, under which we agreed to receive a cash payment of $5.0 million in seventeen monthly installments. The first installment of $0.5 million was received upon the execution of the settlement agreement and the next sixteen monthly installments, varying between $0.3 million and $0.5 million, were received on the last day of each month beginning from September 30, 2012 and ending on December 31, 2013. During the year ended December 31, 2013, we received $2.5 million, under the settlement agreement, which is included under “Other operational gain” in our consolidated statement of operations for the year ended December 31, 2013.

In February 2011, Korea Line Corporation (“KLC”), charterer at the time of the vessels Star Gamma and Star Cosmo, commenced rehabilitation proceedings in Seoul, South Korea. Under the rehabilitation plan approved by the KLC’s creditors on October 14, 2011, we were entitled to receive an amount of $6.8 million, of which 37% is to be paid in cash over a period of ten years and the remaining 63% would be converted into KLC’s shares at a rate of one common share of KLC with par value of KRW 5,000 (approximately $4.25 using the exchange rate as of December 31, 2015, of 0.00085 KRW/usd) for each KRW 100,000 (approx. $85 using the exchange rate as of December 31, 2015, of 0.00085 KRW/usd) of claim. Based on the terms of the rehabilitation plan, the shares of KLC were restricted from trading for six months. In addition, we entered into a direct agreement with KLC and received $0.2 million in October 2011 and $0.2 million in January 2013, as part of the due hire for Star Gamma. Finally, we entered into two tripartite agreements with KLC and the sub-charterers of the vessels Star Gamma and Star Cosmo under which, we received an amount of $0.1 million from the Star Gamma sub-charter in December 2011 and an amount of $0.1 million in March 2012 from the Star Cosmo sub-charterer. As of December 31, 2011, we determined that an amount of $0.5 million was not recoverable due to the long-term time period of KLC’s rehabilitation plan and the uncertainty surrounding the continuation of KLC’s operations and recognized a corresponding provision.

On November 19, 2012, we received 11,502 shares (46,007 shares before split) of KLC as part of the rehabilitation plan described above for the vessel Star Gamma, which shares were sold the same date. The cash proceeds from the sale of the respective shares was $0.1 million. In December 2012, we also received $0.01 million in cash, for Star Gamma and Star Cosmo, pursuant to the terms of the rehabilitation plan, and the total amount of $0.2 million is included under “Other operational gain” in the consolidated statements of operations for the year ended December 31, 2012. In October 2013, we received $0.2 million for Star Gamma and Star Cosmo, pursuant to the terms of the rehabilitation plan, which is included under “Other operational gain” in the consolidated statements of operations for the year ended December 31, 2013. These amounts have been received as early payment of the cash component of the rehabilitation plan. The next tranche of 718 shares for the vessel Star Cosmo was released from lock up on June 4, 2013, and along with the 24,196 and 983 shares issued in November 2013, pursuant to the terms of the rehabilitation plan for Star Gamma and Star Cosmo, respectively, all of the KLC shares had been sold by December 31, 2015 and an amount of $0.6 million was included in “Other operational gain” in our statement of operations for the year ended December 31, 2015.

On July 13, 2011, Star Cosmo was retained by the port authority in the Spanish port of Almeria and was released on July 16, 2011. According to the port authority, the vessel allegedly discharged oily water while sailing in Spanish waters in May 2011, more than two months before being retained, and related records were allegedly deficient. Administrative investigation commenced locally. We posted a cash collateral of €340,000 (or $0.4 million using the exchange rate as of December 31, 2015, eur/usd 1.09) to guarantee the payment of fines that may be assessed in the future and the vessel was released. The cash collateral of €340,000 has been released to us in March 2012, after being replaced by a P&I Letter of undertaking. The fines were previously reduced by the Spanish administrative to €260,000 (or $0.3 million using the exchange rate as of December 31, 2015, eur/usd 1.09). Except for €60,000 (approximately $0.1 million using the exchange rate as of December 31, 2015, eur/usd 1.09), which amount was irrevocably adjudicated in March 2015, the remaining amount of this fine remains subject to adjudication. Up to $1.0 billion of the liabilities associated with the vessel’s actions, mainly for sea pollution, are covered by our P&I Club Insurance. We have not accrued any amount for the specific case.

In March 2013, we commenced arbitration proceedings against Hanjin HHIC-Phil Inc., the shipyard that constructed the Star Polaris, relating to engine failure the vessel experienced in South Korea. This resulted in 142 off-hire days and the loss of $2.3 million in revenues. We pursued the compensation for the cost of the repairs and the loss of revenues and following the arbitration hearing in July 2015, the arbitral tribunal issued its partial final award (the “Award”), which found the yard liable for certain aspects of the claim but did not quantify the Award. We sought permission to appeal the Award before the High Court of United Kingdom, which procedure is pending. If the permission to appeal is denied, a further hearing will take place before the same arbitral tribunal to quantify the damages for which the yard is liable.

On June 28, 2013, we received a letter from the receivers of STX Pan Ocean Co. Ltd. (“STX”), terminating the charter agreement for the vessel Star Borealis. Star Borealis was on time charter at an average gross daily charter rate of $24,750 for the period from September 11, 2011 until July 11, 2021. On September 11, 2014, we agreed the settlement of a claim for damages and due hire brought by our subsidiary, Star Borealis LLC, arising from the repudiation of the Star Borealis charter agreement by the charterer STX (the “Settled Claim”). Star Borealis LLC negotiated, sold and assigned the rights to the Settled Claim to an unrelated third party for $8.0 million, which was received on October 3, 2014. We recorded in 2014 a gain of approximately $9.4 million including the extinguishment of a $1.4 million liability related to the amount of fuel and lubricants remaining on board of the vessel Star Borealis at the time of the charter repudiation.

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

On November 24, 2014, we and the other defendants removed the action to the United States District Court for the Southern District of New York. On March 4, 2015, we and the other defendants moved to dismiss the complaint.  On February 18, 2016, the court granted our motion to dismiss in full and dismissed the matter. On February 24, 2016, Plaintiff filed a notice of appeal.  The appeal is pending.

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

Currently, we are prohibited from paying dividends under our facilities and did not pay any dividends in 2015. Please see the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

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

The following table sets forth, for the five most recent fiscal years, the high and low prices for the common shares on the Nasdaq Global Select Market.

COMMON STOCK

Fiscal year ended December 31, 2015	High	Low
2015	$6.66	$0.54
2014	$15.88	$5.41
2013	$13.83	$4.39
2012	$14.70	$4.57
2011	$32.67	$10.03

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the common shares on the Nasdaq Global Select Market.

Fiscal year ended December 31, 2015	High	Low
1st Quarter ended March 31, 2015	$6.66	$3.05
2nd Quarter ended June 30, 2015	$4.13	$2.84
3rd Quarter ended September 30, 2015	$3.42	$2.00
4th Quarter ended December 31, 2015	$2.40	$0.54

Fiscal year ended December 31, 2014	High	Low
1st Quarter ended March 31, 2014	$15.88	$10.76
2nd Quarter ended June 30, 2014	$14.95	$10.00
3rd Quarter ended September 30, 2014	$15.62	$10.21
4th Quarter ended December 31, 2014	$11.40	$5.41

The following table sets forth, for the most recent six months, the high and low prices for the common shares on the Nasdaq Global Select Market.

	High	Low
March 2016 (through and including March 21, 2016)	$0.77	$0.72
February 2016	$0.63	$0.39
January 2016	$0.67	$0.31
December 2015	$0.98	$0.54
November 2015	$1.69	$0.90
October 2015	$2.40	$1.54
September 2015	$2.58	$2.00

Item 10.         Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

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

As of the date of this annual report, we had issued and outstanding 219,105,712 common shares. No preferred shares are issued or outstanding.

On December 21, 2015, at a special meeting of our shareholders, our shareholders approved an amendment to our Third Amended and Restated Articles of Incorporation to effect a reverse stock split of our issued and outstanding common shares by a ratio of not less than one-for-three and not more than one-for-ten, with the exact ratio to be set at a whole number within this range, to be determined by our Board of Directors or any duly constituted committee thereof, at any time after approval of the amendment in its discretion, and to authorize the Board of Directors to implement the reverse stock split by filing the amendment with the Registrar of Corporations of the Republic of the Marshall Islands. As of the date of this filing, our Board of Directors has not implemented the reverse stock split.

In addition, our Articles of Incorporation grant the Chairman of our board of directors a tie-breaking vote in the event the directors’ vote is evenly split or deadlocked on a matter presented for vote.

Our Articles of Incorporation and Bylaws

Our purpose, as stated in Section B of our Articles of Incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act (the “MIBCA”).

Directors

Our directors are elected by a majority of the votes cast by shareholders entitled to vote in an election. Our Articles of Incorporation provide that cumulative voting shall not be used to elect directors. Our board of directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66⅔% of the entire board of directors. Our Articles of Incorporation provide for a staggered board of directors whereby directors shall be divided into three classes: Class A, Class B and Class C, which shall be as nearly equal in number as possible. Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The term of our board of directors is as follows: (i) the term, of our Class A directors expires in 2017; (ii) the term of Class B directors expires in 2018; and (iii) the term of Class C director expires in 2016. Each director serves his respective term of office until his successor has been elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Shareholder Meetings

Under our Bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the board of directors, chairman of the board of directors or by the president. Under the MIBCA, our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

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

Anti-takeover Provisions of our Charter Documents

Several provisions of our Articles of Incorporation and our Bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest, and (2) the removal of incumbent officers and directors.

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

As of December 31, 2015, we had a number of credit facilities with commercial banks. For a discussion of our facilities, please see the section of this annual report entitled “Item 5. Operating and Financial Review—B. Liquidity and Capital Resources—Senior Secured Credit Facilities.”

As of December 31, 2015, we were also a party to a senior indenture with U.S. Bank National Association, as trustee. For a discussion of the indenture, please see the section of this annual report entitled “Item 5. Operating and Financial Review—B. Liquidity and Capital Resources—2019 Senior Notes Offering.”

As of December 31, 2015, we are a party to a services agreement with Interchart, the Oaktree Shareholders Agreement, the Pappas Shareholders Agreement and the Registration Rights Agreement. For a discussion of these agreements, please see the section of this annual report entitled “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

We have no other material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

D.	Exchange Controls

Under the laws of the Marshall Islands, Liberia, Cyprus and Malta, which are the countries of incorporation of the Company and its subsidiaries, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

E.	Taxation

The following is a discussion of the material Marshall Islands and U.S. federal income tax regimes relevant to an investment decision with respect to our common stock.

In addition to the tax consequences discussed below, we may be subject to tax in one or more other jurisdictions, including Malta, where we conduct activities. We expect that the amount of any such tax imposed upon our operations for year 2015 in these jurisdictions, including Malta, will be immaterial.

Marshall Islands Tax Consequences

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

Material United States Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences to us of our activities and to our shareholders of the ownership and disposition of our common shares. This discussion is not a complete analysis or listing of all of the possible tax consequences to our shareholders of the ownership and disposition of our common shares and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with shareholders that will hold common shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, at any time, 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of shareholders, such as (i) financial institutions, (ii) regulated investment companies, (iii) real estate investment trusts, (iv) tax-exempt entities, (iv) insurance companies, (v) persons holding the common shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle,” (vi) persons that acquired common shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, (vii) U.S. expatriates, (viii) persons subject to the alternative minimum tax or the net investment income tax, (ix) dealers or traders in securities or currencies and (x) U.S. shareholders whose functional currency is not the U.S. dollar. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law of the ownership of our common shares.

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders (each as defined below) of the ownership and disposition of our common shares.

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

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code and the Treasury Regulations thereunder, a non-U.S. corporation will be exempt from U.S. federal income taxation on its U.S. source shipping income if:

(1) it is organized in a country that grants an “equivalent exemption” from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 of the Code (a “qualified foreign country”); and

(2) one of the following tests is met: (A) more than 50% of the value of its shares is beneficially owned, directly or indirectly, by “qualified shareholders,” which term includes individuals that (i) are “residents” of qualified foreign countries and (ii) comply with certain substantiation requirements (the “50% Ownership Test”); (B) it is a “controlled foreign corporation” and it satisfies an ownership test (the “CFC Test”); or (C) its shares are “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States (the “Publicly-Traded Test”). We do not currently anticipate circumstances under which we would be able to satisfy the 50% Ownership Test or the CFC Test. Our ability to satisfy the Publicly-Traded Test is described below.

The Republic of the Marshall Islands has been officially recognized by the IRS as a qualified foreign country that grants the requisite “equivalent exemption” from tax in respect of each category of shipping income we earn and currently expect to earn in the future.

We believe that we satisfy the Publicly Traded Test for 2015, and accordingly, we believe that we qualify for exemption under Section 883 for 2015; however, there are factual circumstances beyond our control that could cause us to lose the benefit if this tax exemption for subsequent tax years.

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

On July 11, 2014, pursuant to the transaction with Oceanbulk discussed above, Oaktree and its affiliates became shareholders, in the aggregate, of 50% or more of the vote and value of our common shares. We did not believe that we were subject to the 5% Override Rule for 2014, because, among other reasons, the Oceanbulk transaction occurred more than halfway through 2014.

Based on information contained in Schedules 13G and 13D filing with the U.S. Securities and Exchange Commission, we believe that we are not subject to the 5% Override Rule and we satisfy the Publicly-Traded Test for 2015. Specifically, while Oaktree and its affiliated entities collectively owned more than 50% of our outstanding common shares throughout 2015, Oaktree affiliated entities that were 5% Shareholders did not own, in the aggregate, 50% or more of our outstanding common shares for more than half of the days in 2015. Accordingly, we believe that we qualify for exemption under Section 883 for 2015.

There are, however, factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source shipping income in our subsequent taxable years. For example, we would no longer qualify for exemption under Section 883 of the Code for a subsequent taxable year if non-qualified shareholders with a five percent or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half of the days during such taxable year. Due to the factual nature of the issues involved, it is possible that our tax-exempt status may change.

Taxation in Absence of Section 883 Exemption

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

In June 2013, we entered into two interest rate derivative contracts with Credit Agricole Corporate and Investment Bank (the “Credit Agricole Swaps”) to fix forward our floating interest rate liabilities under the two tranches of the Credit Agricole $70.0 million Facility. The Credit Agricole Swaps were based on an amortizing notional amount beginning from $26.8 million and $28.6 million, for the Star Borealis and Star Polaris tranches, respectively. The Credit Agricole Swaps came into effect in November and August 2014, and will mature in August and November 2018, for the Star Borealis and Star Polaris tranches, respectively. Under the terms of the Credit Agricole Swaps, we pay on a quarterly basis a fixed rate of 1.720% and 1.705% per annum for the Star Borealis and Star Polaris tranches, respectively, while receiving a variable amount equal to the three month LIBOR, both applied on the notional amount of the swaps outstanding at each settlement date. As of December 31, 2015, the notional amount of these swaps was $24.9 million and $26.1 million, for Star Borealis and Star Polaris, respectively.

In addition, on April 28, 2014, we entered into two interest rate derivative contracts (the “HSH Swaps”) to fix forward 50% of our floating interest rate derivative contracts for the HSH Nordbank $35.0 million Facility. The HSH Swaps came into effect in September 2014 and mature in September 2018. Under the terms of the HSH Swaps, we pay on a quarterly basis a fixed rate of 1.765% per annum, while receiving a variable amount equal to the three month LIBOR, both applied on the notional amount of the swaps outstanding at each settlement date. As of December 31, 2015, the notional amount of these swaps was $15.4 million.

Up to August 31, 2014, because the Credit Agricole Swaps and the HSH Swaps were not designated as accounting hedges, changes in their fair value at each reporting period up to that date were reported in earnings as a loss under “Gain/(Loss) on derivative financial instruments, net” in the consolidated statements of operations.

On August 31, 2014, we designated the Credit Agricole Swaps and the HSH Swaps as cash flow hedges in accordance with ASC Topic 815, “Derivatives and Hedging.” Accordingly, the effective portion of these cash flow hedges, from September 1, 2014 to December 31, 2014, was reported in “Accumulated other comprehensive loss”, while the ineffective portion of these cash flow hedges is reported under “Gain / (Loss) on derivative financial instruments, net”.

As part of the Merger, we acquired five swap agreements that Oceanbulk Shipping had entered during the third quarter of 2013 with Goldman Sachs Bank USA (the “Goldman Sachs Swaps”). The Goldman Sachs Swaps came into effect on October 1, 2014 and mature on April 1, 2018. Under their terms, Oceanbulk Shipping makes quarterly payments to the counterparty at fixed rates ranging between 1.79% to 2.07% per annum, based on an aggregate notional amount beginning at $186.3 million on July 1, 2015 and increasing up to $461.3 million on October 1, 2015 and thereafter decreasing by $9.84 million each quarter. The counterparty makes quarterly floating rate payments at three-month LIBOR to Oceanbulk Shipping based on the same notional amount. Upon the completion of the Merger, on July 11, 2014, we re-designated the Goldman Sachs Swaps as cash flow hedges in accordance with ASC Topic 815. Accordingly, the effective portion of these cash flow hedges, from that date to December 31, 2014, was reported in “Accumulated other comprehensive income/ (loss)”. As of December 31, 2015 the notional amount of these swaps was $451.4 million.

The weighted average fixed rate, as of December 31, 2015, for all the nine interest rate derivative contracts we had effective at that time was 1.8%.

Due to (i) changes in the timing of delivery of some of our newbuilding vessels and, by extension, the timing of some of the forecasted transactions, (ii) changes in LIBOR curves, and (iii) the sale of some of our vessels in 2015 whose loans had been designated as hedged items, we determined that the “highly effective” criterion of the hedging effectiveness test for the Goldman Sachs Swaps was not satisfied for the quarter ended June 30, 2015. Consequently, the hedging relationship related to the Goldman Sachs Swaps no longer qualifies for special hedge accounting, and as of April 1, 2015, we de-designated the cash flow hedge related to the Goldman Sachs Swaps. As a result, changes in the fair value of these swaps since the date of de-designation, April 1, 2015, were reported in earnings under “Gain / (Loss) on derivative financial instruments, net”. The amount already reported up to March 31, 2015 in “Accumulated other comprehensive income/ (loss)” with respect to the corresponding swaps will be reclassified to earnings when the hedged forecasted transaction impacts our earnings (i.e., when the hedged loan interest is incurred), except for $1.8 million related to loans of sold vessels that were written down to earnings in the year ended December 31, 2015, since the forecasted transaction attributable to these vessels is no longer expected to occur. The unamortized balance of “Accumulated other comprehensive income/ (loss)” with respect to the corresponding swaps as of December 31, 2015 was $1.3 million.

During the year ended December 31, 2015, we recorded a loss on interest rate derivative contracts of $3.3 million in “Gain / (Loss) on derivative financial instruments, net”, in the consolidated statement of operations, which resulted from realized losses (interest expenses incurred under the Goldman Sachs Swaps) of $4.9 million and unrealized gains of $3.4 million (from the change in the fair market value) of the Goldman Sachs Swaps derivative contracts after their de-designation as accounting cash flow hedges (April 1, 2015) and the write-off of unrealized losses, previously accumulated to “Accumulated other comprehensive income/ (loss),” related to the forecasted transaction attributable to sold or expected to be sold vessels which are no longer expected to occur of $1.8 million, as discussed above. In addition, as of December 31, 2015, we recorded a loss of $5.0 million in “Accumulated other comprehensive income/ (loss)” resulting from the change in the fair market value of derivative contracts designation as cash flow hedges, as discussed above.

As of December 31, 2015, the floating rate portion of our long-term obligations consisted solely of senior secured credit facilities and the fixed rate portion consisted of the 2019 Notes and capital lease obligations for four operating Ultramax vessels. The total interest expense of our long-term debt obligations for the year ended December 31, 2015 was $36.0 million. Our estimated total interest expense for the year ending December 31, 2016 is expected to be $35.4 million. Our estimated amount of interest expense reflects interest payments we expect to make with respect to our long-term debt obligations. The interest expense related to the floating rate portion of our long-term debt obligations reflects an assumed LIBOR-based applicable rate of 0.6127% (the three-month LIBOR rate as of December 31, 2015) plus the relevant margin of the applicable credit facility. The following table sets forth the sensitivity of our existing long-term obligations in millions of Dollars, as of December 31, 2015, as to a 100 basis point increase in LIBOR during the next five years:

For the year ending December 31,	Estimated amount of interest expense	Estimated amount of interest expense after an increase of 100 basis points	Sensitivity

2016	35.4	43	7.6
2017	31.6	38.2	6.6
2018	27.5	33.1	5.6
2019	18.9	22.4	3.5
2020	6.2	8.4	2.2

The table below provides information about our financial instruments at December 31, 2015, that are sensitive to changes in interest rates, including our debt and interest rate derivative contracts. For long-term debt, the table presents expected outstanding balances and related weighted-average interest rates by expected maturity dates. For interest rate derivative contracts, the table presents notional amounts and weighted-average fixed pay interest rates by expected contractual maturity dates. Generally, our interest rate derivative contracts involve the receipt of floating payments based on the three-month LIBOR and the payment of fixed amounts based on a fixed rate specified in each swap agreement, on a quarterly basis.

In thousands of Dollars	As of year ended December 31,
	2016	2017	2018	2019	2020	2021	2022	2023
Long-Term Debt:
Variable Rate Debt, outstanding balance	$748,864	$661,038	$476,152	$199,578	$145,960	$24,716	$20,141	$15,566
Average Interest Rate on Variable Debt (1)	3.4%	3.4%	3.5%	3.6%	3.4%	3.3%	2.6%	2.6%
Fixed-Rate Debt, outstanding balance	125,030	120,300	115,310	57,210	47,590	37,440	26,750	—
Average Interest Rate on Fixed Debt (2)	6.4%	6.4%	6.5%	7.9%	0.6%	0.6%	0.6%	0.6%
Interest Rate Derivative Contracts: (3)
Notional Amount Balance (4)	$473,339	$428,842	$—	$—	$—	$—	$—	$—
Average Fixed Pay Rate	1.8%	1.8%	—	—		—	—	—

(1)	Average Interest Rate on Variable Debt represents the weighted average interest rate for our floating rate debt comprising of LIBOR rate as of December 31, 2015 and applicable margin.

(2)	Average Interest Rate on Fixed Debt represents the annual coupon for our 8.00% 2019 Notes and the average interest rate on our bareboat capital lease commitments outstanding as of December 31, 2015.

(3)	Our interest rate derivative contracts involve the receipt of floating payments based on the three month LIBOR and the payment of fixed amounts based on a fixed rate specified in each swap agreement, on a quarterly basis.

(4)	All of interest swap derivative contracts expire within 2018.

Currency and Exchange Rates

We generate all of our revenues in Dollars and operating expenses in currencies other than the Dollar are approximately 7% of total operation expenses during 2015. Further, 75% of our General and administrative expenses, excluding expenses of $2.7 million relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees, including consulting fees, salaries and traveling expenses were incurred in currencies other than the Dollar (mainly Euros) during 2015. For accounting purposes, expenses incurred in Euros are converted into Dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the Dollar and the Euro, which could affect the amount of net income that we report in future periods. As of December 31, 2015, the effect of a 1% adverse movement in Dollar/Euro exchange rates would have resulted in an increase of $154,185 and $55,354 in our General and administrative expense and our operating expenses, respectively. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. The use of financial derivatives, including foreign exchange forward agreements, would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

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

During the year ended December 31, 2012, we entered into a limited number of FFAs and freight options on the Capesize and Panamax and Supramax indexes. We used these freight derivatives as an economic hedge to reduce the risk on specific vessels trading in the spot market, or to take advantage of short term fluctuations in the market prices. Our freight derivatives do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in the accompanying consolidated statements of operations. FFAs are settled on a daily basis through London Clearing House and also include a margin maintenance requirement based on marking the contract to market. Freight options are treated as assets/liabilities until they are settled. During the years ended December 31, 2015, 2014 and 2013, we did not enter into FFAs and freight options and therefore we did not record any gain or loss from freight derivatives. As of the date of this report we have not any open position on freight derivatives.

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

PART II.

Item 13.         Defaults, Dividend Arrearages and Delinquencies

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Item 14.         Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.         Controls and Procedures

(a) Disclosure Controls and Procedures

As of December 31, 2015, our management (with the participation of our Chief Executive Officer and Co-Chief Financial Officers) conducted an evaluation pursuant to Rule 13a-15 and 15d-15 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Co-Chief Financial Officers concluded that as of December 31, 2015, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our Chief Executive Officer and Co-Chief Financial Officers, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission.

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

Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2015 is effective.

(c) Attestation Report of the Independent Registered Public Accounting Firm

The attestation report on the Company’s internal control over financial reporting issued by the registered public accounting firm that audited the consolidated financial statements Ernst Young (Hellas) Certified Auditors-Accountants S.A., appears under “Item 18. Financial Statements” of this annual report and is incorporated herein by reference.

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

Item 16A.         Audit Committee Financial Expert

Our board of directors has determined that Mr. Softeland, whose biographical details are included in Item 6. “Directors and Senior Management,” the chairman of our Audit Committee qualifies as a financial expert and is considered to be independent according to the Commission rules.

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

Item 16C.         Principal Accountant Fees and Services

The table below sets forth the total fees for the services performed by our principal accountants, Ernst & Young (Hellas) Certified Auditors Accountants S.A in 2015 and 2014, which we refer to as the Independent Registered Accounting Firms. This table below also identifies these amounts by category of services:

(In thousands of Dollars)	2014	2015
Audit fees (a)	$714	$670
Audit-related fees (b)	333	113
Tax fees (c)	—	—
All other fees (d)	—	—
Total fees	$1,047	$783

(a)	Audit Fees: Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

(b)	Audit–Related Fees: Audit-related fees consisted of assurance and related services rendered by the principal accountant related to the performance of the audit or review of our financial statements which have not been reported under Audit Fees above.

(c)	Tax Fees: Tax fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

(d)	All Other Fees: All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

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

During the years ended December 31, 2013, 2014 and 2015, there were no shares repurchased.

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

As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq pursuant to Nasdaq corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in Bylaws, we will notify our shareholders of meetings between 10 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our Bylaws provide that shareholders must give between 120 and 180 days advance notice to properly introduce any business at a meeting of the shareholders.

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

Item 19.         Exhibits

Exhibits Number	Description
1.1	Third Amended and Restated Articles of Incorporation of Star Bulk Carriers Corp. (included as Exhibit 1 of the Company’s Form 6-K, which was filed with the Commission on October 15, 2012 and incorporated herein by reference).
1.2	Third Amended and Restated Bylaws of the Company (included as Exhibit 1.2 of the Company’s Form 20-F, which was filed with the Commission on April 8, 2015 and incorporated herein by reference)
2.1	Form of Share Certificate (included as Exhibit 2.1 of the Company’s Form 20-F, which was filed with the Commission on April 8, 2015 and incorporated herein by reference)
2.2	Base Indenture, dated as of November 6, 2014, between the Company and U.S. Bank National Association, as trustee (the “Trustee”) (included as Exhibit 4.1 to the Company’s Current Report on Form 6-K, dated November 7, 2014 and incorporated herein by reference)
2.3	First Supplemental Indenture, dated as of November 6, 2014, between the Company and the Trustee (included as Exhibit 4.1 to the Company’s Current Report on Form 6-K, dated November 7, 2014 and incorporated herein by reference)
4.1	Purchase Agreement, dated as of May 1, 2013, by and among Star Bulk Carriers Corp. and the purchasers named therein (included as Exhibit 99.1 of the Company’s Schedule 13D, which was filed with the Commission on August 5, 2013 and incorporated herein by reference)
4.2	Amended and Restated Registration Rights Agreement dated July 11, 2014 (included as Annex B to Exhibit 99.1 to the Company’s Current Report on Form 6-K, dated June 20, 2014 and incorporated herein by reference)
4.3	Amendment No.1 to Amended and Restated Registration Rights Agreement dated August 28, 2014 (included as Exhibit 99.2 to the Company’s Current Report on Form 6-K, dated September 3, 2014 and incorporated herein by reference)
4.4	Agreement and Plan of Merger dated June 16, 2014 (included as Exhibit 99.2 to the Company’s Current Report on Form 6-K, dated June 16, 2014 and incorporated herein by reference)
4.5	Oaktree Shareholders Agreement (included as Annex B to Exhibit 99.1 to the Company’s Current Report on Form 6-K, dated June 20, 2014 and incorporated herein by reference)
4.6	Pappas Shareholder Agreement by and among the Company and the parties named therein dated July 11, 2014 (included as Exhibit 99.3 to the Company’s Current Report on Form 6-K, dated June 16, 2014 and incorporated herein by reference)
4.7	Vessel Purchase Agreement by and among the Company, Excel and Christine Shipco Holdings Corp. dated August 19, 2014 (included as Exhibit 99.1 to the Company’s Current Report on Form 6-K, dated September 3, 2014 and incorporated herein by reference)
4.8	Underwriting Agreement, dated October 30, 2014, between Star Bulk Carriers Corp. and the underwriters named on Schedule I thereto. (included as Exhibit 1.1 to the Company’s Current Report on Form 6-K, dated November 07, 2014 and incorporated herein by reference)
4.9	Underwriting Agreement, dated January 9, 2015, between Jefferies LLC and Morgan Stanley & Co. LLC, as representative of the other several underwriters listed in Schedule I thereto, and Star Bulk Carriers Corp. (included as Exhibit 1.1 to the Company’s Current Report on Form 6-K, dated January 15, 2015 and incorporated herein by reference)

4.10	Placement Agency Agreement, dated May 13, 2015, between Clarksons Platou Securities, Inc., as manager of the placement agents listed in Schedule I thereto, and Star Bulk Carriers Corp. (included as Exhibit 1.1 to the Company’s Current Report on Form 6-K, dated April 19, 2015 and incorporated herein by reference)
4.11	2013 Equity Incentive Plan (included as Exhibit 4.4 of the Company’s Form F-1, which was filed with the Commission on May 2, 2013 and incorporated herein by reference)
4.12	2014 Equity Incentive Plan (included as Exhibit 2.6 of the Company’s Form 20-F, which was filed with the Commission on March 21, 2014 and incorporated herein by reference)
4.13	2015 Equity Incentive Plan
6.1	For earnings per share calculation, see “Item 18. Financial Statements—Note 13.”
8.1	For a list of all our subsidiaries, see “Item 18. Financial Statements—Note 1”.
11.1	Code of Ethics (included as Exhibit 11.1 of the Company’s Form 20-F, which was filed with the Commission on April 8, 2015 and incorporated herein by reference)
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young (Hellas) Certified Auditors Accountants S.A.)
101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, formatted in Extensible Business Reporting Language (XBRL):
(i) Consolidated Balance Sheets as of December 31, 2014 and 2015;
(ii) Consolidated Statements of Operations for the years ended December 31, 2013, 2014 and 2015;
(iii) Consolidated Statements of Comprehensive Income/ (Loss) for the years ended December 31, 2013, 2014 and 2015;
(iv) Consolidated Statements of Shareholders’ Equity for the for the years ended December 31, 2013, 2014 and 2015;
(v) Consolidated Statements of Cash Flows for the for the years ended December 31, 2013, 2014 and 2015; and
(vi) the Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Star Bulk Carriers Corp.
(Registrant)

Date: March 22, 2016	By:	/s/ Petros Pappas
Name: Petros Pappas
Title: Chief Executive Officer

STAR BULK CARRIERS CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Star Bulk Carriers Corp.

We have audited the accompanying consolidated balance sheets of Star Bulk Carriers Corp. (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income/(loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Star Bulk Carriers Corp. at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Star Bulk Carriers Corp.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 22, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

Athens, Greece

March 22, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Star Bulk Carriers Corp.

We have audited Star Bulk Carriers Corp.’s (the “Company”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Star Bulk Carriers Corp.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Star Bulk Carriers Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Star Bulk Carriers Corp. as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income/ (loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2015 of Star Bulk Carriers Corp. and our report dated March 22, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

Athens, Greece

March 22, 2016

STAR BULK CARRIERS CORP.

Consolidated Balance Sheets

As of December 31, 2014 and 2015

(Expressed in thousands of U.S. dollars except for share and per share data)

	2014	2015
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$86,000	$208,056
Restricted cash, current (Note 8)	3,352	3,769
Trade accounts receivable, net	24,765	10,889
Inventories (Note 4)	14,368	14,247
Due from related parties (Note 3)	245	1,209
Other current assets	1,350	5,284
Prepaid expenses and other receivables	4,350	8,604
Total Current Assets	134,430	252,058

FIXED ASSETS
Advances for vessels under construction and acquisition of vessels (Note 6)	454,612	127,910
Vessels and other fixed assets, net (Note 5)	1,441,851	1,757,552
Total Fixed Assets	1,896,463	1,885,462

OTHER NON-CURRENT ASSETS
Long-term investment (Note 3)	634	844
Deferred finance charges, net	8,029	16,037
Restricted cash, non-current (Note 8)	10,620	10,228
Fair value of above market acquired time charter (Note 7)	11,908	254
TOTAL ASSETS	$2,062,084	$2,164,883

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long term debt (Note 8)	$88,317	$127,141
Lease commitments short term (Note 5)	—	4,490
Excel Vessel Bridge Facility from related parties, current portion (Note 3 & Note 8)	8,168	—
Accounts payable	18,487	9,436
Advances from sale of vessel (Note 5)	1,100	—
Due to related parties (Note 3)	2,166	422
Due to managers	—	2,291
Accrued liabilities (Note 15)	13,738	14,773
Derivative liability, current (Note 19)	5,722	5,931
Deferred revenue	2,500	2,465
Total Current Liabilities	140,198	166,949

NON-CURRENT LIABILITIES
8.00% 2019 Notes (Note 8)	50,000	50,000
Long term debt (Note 8)	667,315	734,597
Lease commitments long term (Note 5)	—	75,030
Excel Vessel Bridge Facility from related parties, non current portion (Note 3 & Note 8)	47,993	—
Derivative liability, non-current (Note 19)	2,010	2,518
Other non-current liabilities	266	431
TOTAL LIABILITIES	907,782	1,029,525

COMMITMENTS & CONTINGENCIES (Note 17)	—	—

STOCKHOLDERS' EQUITY
Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2014 and 2015 (Note 9)	—	—
Common Stock, $0.01 par value, 300,000,000 shares authorized; 109,426,236 and 219,105,712 shares issued and outstanding at December 31, 2014 and 2015, respectively (Note 9)	1,094	2,191
Additional paid in capital (Note 9)	1,567,713	2,006,687
Accumulated other comprehensive income/(loss) (Note 19)	(378)	(1,216)
Accumulated deficit	(414,127)	(872,304)
Total Stockholders' Equity	1,154,302	1,135,358
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,062,084	$2,164,883

The accompanying notes are integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Statements of Operations

For the years ended December 31, 2013, 2014 and 2015

(Expressed in thousands of U.S. dollars except for share and per share data)

	2013	2014	2015

Revenues:
Voyage revenues	$68,296	$145,041	$234,035
Management fee income (Note 3)	1,598	2,346	251
	69,894	147,387	234,286

Expenses
Voyage expenses (Note 18)	7,549	42,341	72,877
Charter-in hire expenses	—	—	1,025
Vessel operating expenses (Note 18)	27,087	53,096	112,796
Dry docking expenses	3,519	5,363	14,950
Depreciation	16,061	37,150	82,070
Management fees (Note 12)	—	158	8,436
General and administrative expenses	9,910	32,723	23,621
Bad debt expense	—	215	—
Impairment loss (Note 5, Note 6 and Note 19)	—	—	321,978
Loss on time-charter agreement termination (Note 7)	—	—	2,114
Other operational loss (Note 11)	1,125	94	—
Other operational gain (Note 10)	(3,787)	(10,003)	(592)
Loss on sale of vessel ( Note 5)	87	—	20,585
Gain from bargain purchase (Note 1)	—	(12,318)	—
	61,551	148,819	659,860
Operating income/(loss)	8,343	(1,432)	(425,574)

Other Income/(Expenses):
Interest and finance costs (Note 8)	(6,814)	(9,575)	(29,661)
Interest and other income	230	629	1,090
Gain/(Loss) on derivative financial instruments, net (Note 19)	91	(799)	(3,268)
Loss on debt extinguishment (Note 8)	—	(652)	(974)
Total other expenses, net	(6,493)	(10,397)	(32,813)

Income/(Loss) before equity in income of investee	1,850	(11,829)	(458,387)
Equity in income of investee (Note 3)	—	106	210
Net income/(loss)	$1,850	$(11,723)	$(458,177)

Earnings/(loss) per share, basic (Note 14)	$0.13	$(0.20)	$(2.34)

Earnings/(loss) per share, diluted (Note 14)	$0.13	$(0.20)	$(2.34)
Weighted average number of shares outstanding, basic (Note 14)	14,051,344	58,441,193	195,623,363
Weighted average number of shares outstanding, diluted (Note 14)	14,116,389	58,441,193	195,623,363

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Statements of Comprehensive Income / (Loss)

For the years ended December 31, 2013, 2014 and 2015

(Expressed in thousands of U.S. dollars except for share and per share data)

	2013	2014	2015
Net income/(loss):	$1,850	$(11,723)	$(458,177)
Other comprehensive income/(loss):
Unrealized losses from cash flow hedges:
Unrealized gain from hedging interest rate swaps recognized in Other comprehensive income / (loss) before reclassifications (Note 19)	—	(1,433)	(5,047)
Less:
Reclassification adjustments of interest rate swap loss (Note 19)	—	1,055	4,209
Other comprehensive income/(loss):	—	(378)	(838)

Comprehensive income/(loss)	$1,850	$(12,101)	$(459,015)

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2013, 2014 and 2015

(Expressed in thousands of U.S. dollars except for share and per share data)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Other Comprehensive income/(loss)	Accumulated deficit	Total Stockholders' Equity

BALANCE, January 1, 2013	5,400,810	$54	$520,946	$—	$(404,254)	$116,746

Net income/(loss) for the year ended December 31, 2013	—	$—	$—	$—	$1,850	$1,850
Issuance of common stock (Note 9)	23,388,861	234	145,788	—	—	146,022
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 13)	270,000	3	1,485	—	—	1,488
BALANCE, December 31, 2013	29,059,671	$291	$668,219	$—	$(402,404)	$266,106

Net income/(loss) for the year ended December 31, 2014	—	$—	$—	$—	$(11,723)	$(11,723)
Other comprehensive loss	—	—	—	(378)	—	(378)
Issuance of common stock - Acquisition of 33% of Interchart (Note 9)	22,598	—	328	—	—	328
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 13)	580,342	5	5,829	—	—	5,834
Issuance of common stock Merger & Pappas Transaction (Note 1)	51,988,494	520	615,752	—	—	616,272
Issuance of common stock Heron Transaction in escrow account (Note 1)	2,115,706	21	25,058	—	—	25,079
Issuance of common stock Excel Transactions (Note 1)	25,659,425	257	252,527	—	—	252,784
BALANCE, December 31, 2014	109,426,236	$1,094	$1,567,713	$(378)	$(414,127)	$1,154,302

Net income/(loss) for the year ended December 31, 2015	—	$—	$—	$—	$(458,177)	$(458,177)
Other comprehensive loss	—	—	—	(838)	—	(838)
Amortization of stock-based compensation (Note 13)	—	—	2,684	—	—	2,684
Issuance of common shares (Note 9)	105,250,418	1,053	416,744	—	—	417,797
Issuance of shares for commission to Oceanbulk Maritime (Note 3)	171,171	2	280	—	—	282
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 13)	4,257,887	42	19,266	—	—	19,308
BALANCE, December 31, 2015	219,105,712	$2,191	$2,006,687	$(1,216)	$(872,304)	$1,135,358

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Statements of Cash Flows

For the years ended December 31, 2013, 2014 and 2015

(Expressed in thousands of U.S. dollars)

	2013	2014	2015
Cash Flows from Operating Activities:
Net income/(loss)	$1,850	$(11,723)	$(458,177)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation	16,061	37,150	82,070
Amortization of fair value of above market acquired time charters (Note 7)	6,352	6,113	9,540
Amortization of deferred finance charges (Note 8)	522	681	2,732
Amortization of deferred gain (Note 5)	—	—	(22)
Loss on debt extinguishment (Note 8)	—	652	974
Loss on time-charter agreement termination (Note 7)	—	—	2,114
Impairment loss (Note 19)	—	—	321,978
Loss on sale of vessel (Note 5)	87	—	20,585
Stock-based compensation (Note 13)	1,488	5,834	2,684
Non-cash effects of derivatives (Note 19)	(91)	1,717	(121)
Other non-cash charges	38	66	38
Bad debt expense	—	215	—
Gain from insurance claim	(1,030)	(237)	—
Gain from bargain purchase (Note 1)	—	(12,318)	—
Write-off of liability in other operational gain (non cash gain) (Note 10)	—	(1,361)	—
Equity in income of investee (Note 3)	—	(106)	(210)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	2,766	(16,057)	13,876
Inventories	1,887	(5,409)	121
Prepaid expenses and other current assets	(131)	(2,328)	(8,497)
Due from related parties	(339)	287	(964)
Increase/(Decrease) in:
Accounts payable	(1,626)	1,995	(5,276)
Due to related parties	297	(449)	(1,744)
Accrued liabilities	350	6,713	1,465
Due to managers	—	—	2,291
Deferred revenue	(986)	1,384	(35)
Net cash provided by/(used in) Operating Activities	27,495	12,819	(14,578)

Cash Flows provided by/(used in) Investing Activities:
Advances for vessels under construction and acquisition of vessels and other assets	(127,814)	(518,447)	(473,917)
Cash paid for above market acquired time charters (Note 7)	—	(4,856)	—
Cash proceeds from vessel sale (Note 5)	8,267	1,100	70,300
Long term investment (Note 3)	—	(200)	—
Cash received from Merger & Pappas Transaction (Note 1)	—	96,268	—
Hull and Machinery Insurance proceeds	4,265	550	309
Proceeds from cancellation of vessels under construction	—	—	5,800
Decrease in restricted cash	7,664	35	4,500
Increase in restricted cash	—	(11,525)	(4,525)
Net cash provided by/(used in) Investing Activities	(107,618)	(437,075)	(397,533)

Cash Flows provided by/(used in) Financing Activities:
Proceeds from bank loans and 8.00% 2019 Notes	—	637,207	373,993
Loan prepayments and repayments	(33,780)	(173,986)	(244,529)
Financing fees paid	(271)	(6,513)	(13,094)
Proceeds from issuance of common stock	150,905	—	418,771
Offering expenses paid related to the issuance of common stock	(4,883)	—	(974)
Net cash provided by/(used in) Financing Activities	111,971	456,708	534,167

Net increase in cash and cash equivalents	31,848	32,452	122,056
Cash and cash equivalents at beginning of year	21,700	53,548	86,000

Cash and cash equivalents at end of the year	$53,548	$86,000	$208,056
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest, net of amount capitalized	6,156	5,803	29,813

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying consolidated financial statements as of and for the years ended December 31, 2013, 2014 and 2015, include the accounts of Star Bulk Carriers Corp. (“Star Bulk”) and its wholly owned subsidiaries as set forth below (collectively, the “Company”).

Star Bulk was incorporated on December 13, 2006 under the laws of the Marshall Islands and maintains executive offices in Athens, Greece. The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of dry bulk carrier vessels. Since December 3, 2007, Star Bulk shares trade on the NASDAQ Global Select Market under the ticker symbol SBLK.

The July 2014 Transactions

On July 11, 2014, the Company, as part of its growth strategy, completed a transaction that resulted in the acquisition of Oceanbulk Shipping LLC (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC (“Oceanbulk Carriers”, and together with Oceanbulk Shipping, “Oceanbulk”) from Oaktree Dry Bulk Holdings LLC (including affiliated funds, “Oaktree”) and Millennia Holdings LLC (“Millennia Holdings”, and together with Oaktree, the “Oceanbulk Sellers” or “Sellers”) through the merger of the Company’s wholly-owned subsidiaries, Star Synergy LLC and Star Omas LLC, into Oceanbulk’s holding companies (the “Merger”). At the time of the Merger, Oceanbulk owned and operated a fleet of 12 dry bulk carrier vessels and owned contracts for the construction of 25 newbuilding fuel-efficient Eco-type dry bulk vessels at shipyards in Japan and China. Millennia Holdings is an entity that is affiliated with the family of Mr. Petros Pappas, who became the Company’s Chief Executive Officer in connection with the Merger.

The agreement governing the Merger, the “Merger Agreement”, also provided for the acquisition (the “Heron Transaction”) by the Company of two Kamsarmax vessels (the “Heron Vessels”), from Heron Ventures Ltd. (“Heron”), a limited liability company incorporated in Malta, which was a joint venture between Oceanbulk Shipping and a third party. Oceanbulk Shipping at the time of the Merger had an outstanding loan receivable of $23,680 from Heron that was convertible into 50% of the equity interests of Heron (the “Heron Convertible Loan”). The Heron Convertible Loan was converted into 50% of the equity of Heron on November 5, 2014. The Company issued 2,115,706 of its common shares into escrow as part of the consideration for the acquisition of the Heron Vessels. The common shares were released from escrow to the Sellers on January 30, 2015, following the transfer of the Heron Vessels to the Company on December 5, 2014 (Note 5). In addition to the issued shares, upon the delivery of the Heron vessels the Company paid $25,000 in cash, which was financed by the Heron Vessels Facility (described in Note 8t), which the Company had entered in November 2014.

In addition, concurrently with the Merger, the Company completed a transaction (the “Pappas Transaction”), in which it acquired all of the issued and outstanding shares of Dioriga Shipping Co. and Positive Shipping Company (collectively, the “Pappas Companies”), which were entities owned and controlled by affiliates of the family of Mr. Pappas. At the time of the Merger, the Pappas Companies owned and operated a dry bulk carrier vessel (Tsu Ebisu) and had a contract for the construction of a newbuilding dry bulk carrier vessel (Indomitable - ex-HN 5016), which was delivered in January 2015. The Merger, the Heron Transaction and the Pappas Transaction are referred to, together, as the “July 2014 Transactions”.

A total of 54,104,200 of the Company’s common shares were issued to the various selling parties in the July 2014 Transactions, consisting of 48,395,766 common shares consideration for the Merger with Oceanbulk, 3,592,728 common shares consideration for the acquisition of Pappas Companies and 2,115,706 common shares partial consideration for the acquisition of the Heron Vessels.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
1.	Basis of Presentation and General Information – (continued):

The Merger and the Pappas Transaction have been reflected in the Company’s consolidated financial statements for the year ended December 31, 2014, as purchases of businesses pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, “Business Combinations”, and the results of operations of Oceanbulk and the Pappas Companies have been included in the accompanying consolidated statement of operations since July 11, 2014, the date the Merger and the Pappas Transaction were completed. The following table summarizes the estimated fair values of the significant assets acquired and liabilities assumed by the Company on the date of the acquisition with respect to the Merger and the Pappas Transaction:

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

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
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

The fair value of the share consideration issued in the July 2014 Transactions was based on the market price of $11.854 per share of the Company’s common shares.

The resulting gain from bargain purchase from the acquisition of Oceanbulk and the Pappas Companies of $12,318 is separately presented in the accompanying consolidated statement of operations for the year ended December 31, 2014. The gain from bargain purchase is primarily attributable to the estimates of the fair value of the assets acquired and liabilities assumed and the subsequent stability or slightly declining market value of dry bulk carrier vessels since the signing of the agreements relating to the July 2014 Transactions, combined with the simultaneous decline in stock prices for most U.S. listed shipping companies, including Star Bulk, which had at the time of the Merger decreased by a greater amount than their net asset values.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
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

	2013	2014
Pro forma revenues	$82,090	$177,654
Pro forma operating loss	$(1,172)	$(10,296)
Pro forma net loss	$(10,604)	$(24,075)
Pro forma loss per share, basic and diluted	$(0.15)	$(0.27)

The Heron Transaction has been reflected in the Company’s consolidated financial statements for the year ended December 31, 2014, as a purchase of assets with the acquisition cost of the two Heron Vessels delivered on December 5, 2014, consisting of the value of the 2,115,706 common shares issued on July 11, 2014, of $25,080, and $25,000 in cash, financed by the Heron Vessels Facility (Note 17.2) being recorded within “Vessels and other fixed assets, net” in the accompanying consolidated balance sheets, net of accumulated depreciation (Note 5). As discussed above, as part of the purchase price allocation as of July 11, 2014, the Company assigned zero value to the Heron Convertible Loan, as no economic benefit is expected to be provided to the Company from Heron’s liquidation process, since any distributable cash from the liquidation of Heron will be transferred to the former owners of Oceanbulk Shipping and not to the Company as further discussed in Note 17.2 below.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
1.	Basis of Presentation and General Information – (continued):

On September 5, 2014, Oceanbulk Shipping, which became, following the Merger a wholly owned subsidiary of Star Bulk, entered into a term sheet with ABY Group Holdings Limited (“ABY Group”) and Heron. The term sheet provided for the conversion of the Heron Convertible Loan. Among other things, the term sheet contained customary governance provisions and provisions relating to the liquidation of Heron following the conversion of the Heron Convertible Loan. Under the term sheet, Oceanbulk Shipping received as a distribution the vessels Star Gwyneth (ex-ABYO Gwyneth) and Star Angelina (ex-ABYO Angelina) (two Kamsarmax vessels of 82,790 dwt and 82,981 dwt, respectively), and ABY Group received, as a distribution, the ABYO Audrey (a Capesize vessel of 175,125 dwt) and the ABYO Oprah (a Kamsarmax vessel of 82,551 dwt). On November 5, 2014, the conversion of the Heron Convertible Loan into 50% of the equity interests of Heron was completed. However, such conversion did not affect the Company’s financial statements since, as further discussed above and in Note 17.2, pursuant to the provisions of the Merger Agreement, the former owners of Oceanbulk will effectively remain the ultimate beneficial owners of Heron until Heron is dissolved and any distributable cash from the liquidation of Heron will be transferred to the former owners of Oceanbulk Shipping and not to the Company.

The Company incurred transaction costs and a stock based compensation expense relating to the July 2014 Transactions of $9,364 and $1,808, respectively, which are included in “General and administrative expenses” in the accompanying consolidated statement of operations for the year ended December 31, 2014.

The Excel Transactions

On August 19, 2014, the Company entered into definitive agreements with Excel Maritime Carriers Ltd. (“Excel”) pursuant to which (the “Excel Transactions”) the Company acquired 34 operating dry bulk vessels, consisting of six Capesize vessels, 14 sistership Kamsarmax vessels, 12 Panamax vessels and two Handymax vessels (the “Excel Vessels”) for an aggregate consideration of 29,917,312 of its common shares (the “Excel Vessel Share Consideration”) and $288,391 in cash (Note 3). The Excel Vessels were transferred to the Company in a series of closings, on a vessel-by-vessel basis, in general upon reaching port after their current voyages and cargoes were discharged. The last Excel Vessel was delivered to the Company in April 2015.

In the case of three Excel Vessels (Star Martha (ex Christine), Star Pauline (ex Sandra) and Star Despoina (ex Lowlands Beilun)), which were transferred subject to existing charters, the Company acquired the outstanding equity interests of the vessel-owning subsidiaries that own those Excel Vessels (although all other assets and liabilities of such vessel-owning subsidiaries remained with Excel). The delivery of each Excel Vessel has been reflected in the Company’s financial statements as a purchase of assets.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
1.	Basis of Presentation and General Information – (continued):

At the transfer of each Excel Vessel, the Company paid the cash and share consideration for such Excel Vessel to Excel. The Company used cash on hand, together with borrowings under (i) a $231,000 secured bridge loan facility (the “Excel Vessel Bridge Facility”) provided to the Company by Excel’s majority equity holders, which are entities affiliated with Oaktree and entities affiliated with Angelo, Gordon & Co. (“Angelo, Gordon”), or (ii) other bank borrowings, to fund part of the cash consideration for the acquisition of the Excel Vessels (Notes 3 and 8). Excel used the cash consideration to cause an amount of outstanding indebtedness under its senior secured credit agreement to be repaid, such that all liens and obligations with respect to each transferred Excel Vessel were released upon its transfer to the Company.

Below is the list of the Company’s wholly owned subsidiaries as of December 31, 2015:

Subsidiaries owning vessels in operation at December 31, 2015

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
1	Sea Diamond Shipping LLC	Goliath (1)	209,537	July 15, 2015	2015
2	Pearl Shiptrade LLC	Gargantua (1)	209,529	April 2, 2015	2015
3	Coral Cape Shipping LLC	Maharaj (1)	209,472	July 15, 2015	2015
4	L.A. Cape Shipping LLC	Deep Blue (1), (4)	182,608	May 27, 2015	2015
5	Cape Ocean Maritime LLC	Leviathan (1)	182,511	September 19, 2014	2014
6	Cape Horizon Shipping LLC	Peloreus (1)	182,496	July 22, 2014	2014
7	Positive Shipping Company	Indomitable (1), (4)	182,476	January 8, 2015	2015
8	OOCape1 Holdings LLC	Obelix (1), (4)	181,433	July 11, 2014	2011
9	Sandra Shipco LLC	Star Pauline (ex Sandra) (2)	180,274	December 29, 2014	2008
10	Christine Shipco LLC	Star Martha (ex Christine) (2)	180,274	October 31, 2014	2010
11	Pacific Cape Shipping LLC	Pantagruel (1)	180,181	July 11, 2014	2004
12	Star Borealis LLC	Star Borealis	179,678	September 9, 2011	2011
13	Star Polaris LLC	Star Polaris	179,600	November 14, 2011	2011
14	Star Trident V LLC	Star Angie (2)	177,931	October 29, 2014	2007
15	Sky Cape Shipping LLC	Big Fish (1)	177,643	July 11, 2014	2004
16	Global Cape Shipping LLC	Kymopolia (1)	176,990	July 11, 2014	2006
17	Sea Cape Shipping LLC	Big Bang (1)	174,109	July 11, 2014	2007
18	Star Aurora LLC	Star Aurora	171,199	September 8, 2010	2000
19	Lowlands Beilun Shipco LLC	Star Despoina (ex Lowlands Beilun) (2)	170,162	December 29, 2014	1999
20	Star Trident VII LLC	Star Eleonora (2)	164,218	December 3, 2014	2001
21	Star Trident VI LLC	Star Monisha (2)	164,218	February 2, 2015	2001
22	Nautical Shipping LLC	Amami (1)	98,681	July 11, 2014	2011
23	Majestic Shipping LLC	Madredeus (1)	98,681	July 11, 2014	2011
24	Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011
25	Star Vega LLC	Star Vega	98,681	February 13, 2014	2011

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

1.	Basis of Presentation and General Information – (continued):

26	Star Alta I LLC	Star Angelina (3)	82,981	December 5, 2014	2006
27	Star Alta II LLC	Star Gwyneth (3)	82,790	December 5, 2014	2006
28	Star Trident I LLC	Star Kamila (2)	82,769	September 3, 2014	2005
29	Grain Shipping LLC	Pendulum (1)	82,619	July 11, 2014	2006
30	Star Trident XIX LLC	Star Maria (2)	82,598	November 5, 2014	2007
31	Star Trident XII LLC	Star Markella (2)	82,594	September 29, 2014	2007
32	Star Trident IX LLC	Star Danai (2)	82,574	October 21, 2014	2006
33	Star Trident XI LLC	Star Georgia (2)	82,298	October 14, 2014	2006
34	Star Trident VIII LLC	Star Sophia (2)	82,269	October 31, 2014	2007
35	Star Trident XVI LLC	Star Mariella (2)	82,266	September 19, 2014	2006
36	Star Trident XIV LLC	Star Moira (2)	82,257	November 19, 2014	2006
37	Star Trident XVIII LLC	Star Nina (2)	82,224	January 5, 2015	2006
38	Star Trident X LLC	Star Renee (2)	82,221	December 18, 2014	2006
39	Star Trident II LLC	Star Nasia (2)	82,220	August 29, 2014	2006
40	Star Trident XIII LLC	Star Laura (2)	82,209	December 8, 2014	2006
41	Star Trident XV LLC	Star Jennifer (2)	82,209	April 15, 2015	2006
42	Star Trident XVII LLC	Star Helena (2)	82,187	December 29, 2014	2006
43	Mineral Shipping LLC	Mercurial Virgo (1)	81,545	July 11, 2014	2013
44	KMSRX Holdings LLC	Magnum Opus (1), (4)	81,022	July 11, 2014	2014
45	Dioriga Shipping Co.	Tsu Ebisu (1), (4)	81,001	July 11, 2014	2014
46	Star Trident III LLC	Star Iris (2)	76,466	September 8, 2014	2004
47	Star Trident IV LLC	Star Aline (2)	76,429	September 4, 2014	2004
48	Star Trident XX LLC	Star Emily (2)	76,417	September 16, 2014	2004
49	Star Trident XXV LLC	Star Vanessa (2)	72,493	November 7, 2014	1999
50	Spring Shipping LLC	Idee Fixe (1)	63,458	March 25, 2015	2015
51	Orion Maritime LLC	Roberta (1)	63,426	March 31, 2015	2015
52	Success Maritime LLC	Laura (1)	63,399	April 7, 2015	2015
53	Ultra Shipping LLC	Kaley (1)	63,283	June 26, 2015	2015
54	Star Challenger I LLC	Star Challenger	61,462	December 12, 2013	2012
55	Star Challenger II LLC	Star Fighter	61,455	December 30, 2013	2013
56	Aurelia Shipping LLC	Honey Badger (1)	61,320	February 27, 2015	2015
57	Rainbow Maritime LLC	Wolverine (1)	61,292	February 27, 2015	2015
58	Star Axe I LLC	Star Antares	61,258	October 9, 2015	2015
59	Star Asia I LLC	Star Aquarius	60,916	July 22, 2015	2015
60	Star Asia II LLC	Star Pisces	60,916	August 7, 2015	2015
61	Glory Supra Shipping LLC	Strange Attractor (1)	55,742	July 11, 2014	2006
62	Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
63	Star Gamma LLC	Star Gamma	53,098	January 4, 2008	2002
64	Star Zeta LLC	Star Zeta	52,994	January 2, 2008	2003
65	Star Delta LLC	Star Delta	52,434	January 2, 2008	2000
66	Star Theta LLC	Star Theta	52,425	December 6, 2007	2003

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
1.	Basis of Presentation and General Information – (continued):

67	Star Epsilon LLC	Star Epsilon	52,402	December 3, 2007	2001
68	Star Cosmo LLC	Star Cosmo	52,246	July 1, 2008	2005
69	Star Kappa LLC	Star Kappa	52,055	December 14, 2007	2001
70	Star Trident XXX LLC	Star Michele (2)	45,588	October 14, 2014	1998
		Total dwt	7,362,579

(1)	Vessels acquired pursuant to the Merger and the Pappas Transaction

(2)	Vessels acquired pursuant to the Excel Transactions

(3)	Vessels acquired from Heron

(4)	Vessels agreed to be sold (Note 20)

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
1.	Basis of Presentation and General Information – (continued):

Subsidiaries owning newbuildings at December 31, 2015

	Wholly Owned Subsidiaries	Newbuildings Name	Type	DWT	Expected Delivery Date
1	Star Ennea LLC	HN NE 198 (tbn Star Poseidon) (Note 20)	Newcastlemax	209,000	February 2016
2	Star Seeker LLC	HN 1372 (tbn Star Libra) (5)	Newcastlemax	208,000	April 2016
3	Clearwater Shipping LLC	HN 1359 (tbn Star Marisa) (5) (Note 20)	Newcastlemax	208,000	March 2016
4	Star Castle I LLC	HN 1342 (tbn Star Gemini)	Newcastlemax	208,000	July 2017
5	Domus Shipping LLC	HN 1360 (tbn Star Ariadne) (5)	Newcastlemax	208,000	February 2017
6	Star Breezer LLC	HN 1371 (tbn Star Virgo) (5)	Newcastlemax	208,000	January 2017
7	Star Castle II LLC	HN 1343 (tbn Star Leo) (7)	Newcastlemax	208,000	January 2018
8	Festive Shipping LLC	HN 1361 (tbn Star Magnanimus) (5)	Newcastlemax	208,000	January 2018
9	Cape Confidence Shipping LLC	HN 5055 (tbn Behemoth) (6)	Capesize	182,000	January 2016
10	Cape Runner Shipping LLC	HN 5056 (tbn Megalodon) (6)	Capesize	182,000	January 2016
11	Olympia Shiptrade LLC	HN 1312 (tbn Bruno Marks) (6)	Capesize	180,000	January 2016
12	Victory Shipping LLC	HN 1313 (tbn Jenmark) (6)	Capesize	180,000	March 2016
13	Star Cape I LLC	HN 1338 (tbn Star Aries) (6)	Capesize	180,000	February 2016
14	Star Cape II LLC	HN 1339 (tbn Star Taurus) (6)	Capesize	180,000	April 2016
15	Blooming Navigation LLC	HN 1080 (tbn Kennadi) (Note 20)	Ultramax	64,000	January 2016
16	Jasmine Shipping LLC	HN 1081 (tbn Mackenzie) (Note 20)	Ultramax	64,000	March 2016
17	Oday Marine LLC	HN 1082 (tbn Night Owl)	Ultramax	64,000	March 2016
18	Searay Maritime LLC	HN 1083 (tbn Early Bird)	Ultramax	64,000	April 2016
19	Star Axe II LLC	HN NE 197 (tbn Star Lutas) (Note 20)	Ultramax	61,000	January 2016

(5)	Subject to a bareboat capital lease (Note 6)

(6)	Newbuilding vessels agreed to be sold (Note 20)

(7)	Newbuilding vessel agreed to be sold and chartered back under a capital lease (Note 6)

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
1.	Basis of Presentation and General Information – (continued):

Non-vessel owning subsidiaries at December 31, 2015

Wholly Owned Subsidiaries
Star Bulk Management Inc.
Starbulk S.A.
Star Bulk Manning LLC
Star Bulk Shipmanagement Company (Cyprus) Limited
Optima Shipping Limited
Star Omas LLC
Star Synergy LLC
Oceanbulk Shipping LLC
Oceanbulk Carriers LLC
International Holdings LLC
Unity Holding LLC
Star Bulk (USA) LLC
Star Trident XXI LLC (8)
Star Trident XXIV LLC (8)
Star Trident XXVII LLC (8)
Star Trident XXXI LLC (8)
Star Trident XXIX LLC (8)
Star Trident XXVIII LLC (8)
Star Trident XXVI LLC (8)
Lamda LLC (8)
Star Trident XXII LLC (8)
Star Trident XXIII LLC (8)
Star Alpha LLC (8)
Star Beta LLC (8)
Star Ypsilon LLC (8)
Star Mega LLC (8)
Star Big LLC (8)
Gravity Shipping LLC (8)
White Sand Shipping LLC (8)
Premier Voyage LLC (8)

(8)	Owning companies of vessels which have been sold and currently have no operations

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
1.	Basis of Presentation and General Information – (continued):

Below is the list of the vessels which were under commercial and technical management by Star Bulk’s wholly owned subsidiary, Starbulk S.A., during the year ended December 31, 2014. For each vessel, Starbulk S.A. received a fixed management fee of $0.75 per day. Only the vessel Serenity I, listed in the below table, was under Starbulk S.A’s commercial and technical management during the year ended December 31, 2015. As of October 1, 2015, the management fee that the Company received for Serenity I was changed to $0.50 per day.

Vessel Owning Company	Vessel Name	DWT	Effective Date of Management Agreement	Year Built
Global Cape Shipping LLC (10)	Kymopolia	176,990	January 30, 2014	2006
OOCAPE1 Holdings LLC (10)	Obelix	181,433	October 19, 2012	2011
Pacific Cape Shipping LLC (10)	Pantagruel	180,181	October 24, 2013	2004
Sea Cape Shipping LLC (10)	Big Bang	174,109	August 30, 2013	2007
Sky Cape Shipping LLC (10)	Big Fish	177,643	October 18, 2013	2004
Majestic Shipping LLC (10)	Madredeus	98,681	February 4, 2014	2011
Nautical Shipping LLC (10)	Amami	98,681	February 4, 2014	2011
Grain Shipping LLC (10)	Pendulum	82,619	February 17, 2014	2006
Mineral Shipping LLC (10)	Mercurial Virgo	81,545	February 17, 2014	2013
Adore Shipping Corp.	Renascentia (11)	74,732	June 20, 2013	1999
Hamon Shipping Inc	Marto (12)	74,470	August 2, 2013	2001
Glory Supra Shipping LLC (10)	Strange Attractor	55,742	September 24, 2013	2006
Premier Voyage LLC (10)	Maiden Voyage	58,722	September 28, 2012	2012
Serenity Maritime Inc.	Serenity I	53,688	June 11, 2011	2006

(10)	These companies were subsidiaries of Oceanbulk and related parties to the Company (please refer to Note 3), which became wholly owned subsidiaries following the completion of the Merger on July 11, 2014, when the respective management agreements were terminated.

(11)	On June 20, 2014, this vessel was sold and the management agreement between Starbulk S.A. and the previous owners was terminated. The Company received management fees for a period of two months following the termination date, in accordance with the terms of the management agreement.

(12)	On July 3, 2014, the Company received a notice of termination of the management agreement for this vessel. The management agreement was terminated upon the vessel’s delivery to its new managers, on August 20, 2014. The Company received management fees for a period of three months following the termination date, in accordance with the terms of the management agreement.

Below is the vessel which was chartered in as part of the sale and leaseback transaction that the Company has entered into for the previously owned vessel Maiden Voyage, which is currently named Astakos (Note 5).

Vessel Name	Type	DWT	Year Built
Astakos	Supramax	58,722	2012
	Total dwt:	58,722

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

1.	Basis of Presentation and General Information – (continued):

No charterer accounted for more than 10% of the Company’s voyage revenue in 2015. Charterers who individually accounted for more than 10% of the Company’s voyage revenues during the years ended December 31, 2013, 2014 are as follows:

Charterer	2013	2014	2015
A	13%	12%	4%
B	34%	12%	3%

The outstanding accounts receivable balance as at December 31, 2015 of these charterers was $456.

2.	Significant Accounting policies:

a)	Principles of consolidation: The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), which include the accounts of Star Bulk and its wholly owned subsidiaries referred to in Note 1 above. All intercompany balances and transactions have been eliminated in the consolidation.

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

A variable interest entity (“VIE”) is an entity as defined under ASC 810-10, which in general either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both. The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE. The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements. As of December 31, 2013, 2014 and 2015, no such interest existed.

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

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

2.	Significant Accounting policies – (continued):

c)	Use of estimates: The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the accompanying consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions or conditions.

d)	Comprehensive income/(loss): The statement of comprehensive income/(loss) presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. Reclassification adjustments are presented out of accumulated other comprehensive income/(loss) on the face of the statement in which the components of other comprehensive income/(loss) are presented or in the notes to the financial statements. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income/(loss), items of other comprehensive income/(loss) (“OCI”) and total comprehensive income/(loss) in two separate and consecutive statements.

e)	Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and restricted cash, trade accounts receivable and derivative contracts (including freight derivatives, bunker derivatives and interest rate swaps). The Company’s policy is to place cash and cash equivalents, and restricted cash with financial institutions evaluated as being creditworthy and are exposed to minimal interest rate and credit risk. The Company may be exposed to credit risk in the event of non-performance by counter parties to derivative instruments. To decrease this risk, the Company limits its exposure in over-the-counter transactions by diversifying among counter parties with high credit ratings, and selects freight derivatives, if any, that clear through the London Clearing House. The Company performs periodic evaluations of the relative credit standing of those financial institutions. In addition the Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

f)	Foreign currency transactions: The functional currency of the Company is the U.S. Dollar since its vessels operate in the international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the period are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the consolidated balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are converted into U.S. Dollars at the period-end exchange rates. Resulting gains or losses are included in “Interest and other income” in the accompanying consolidated statements of operations.

g)	Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

h)	Restricted cash: Restricted cash represents minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Company’s borrowing arrangements, which are legally restricted as to withdrawal or use. In the event that the obligation to maintain such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets. Otherwise, they are classified as non-current assets.

i)	Trade accounts receivable, net: The amount shown as Trade accounts receivable, net, at each balance sheet date, includes estimated amounts recovered from each voyage or time charter net of any provision for doubtful debts. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables. As of December 31, 2014 and 2015, provision for doubtful receivables was nil.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

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

Effective as of January 1, 2015, following management’s reassessment of the residual value of the Company’s vessels, the Company increased the estimated scrap rate per light weight tonnage from $0.2 to $0.3. The current value of $0.3 was based on the historical average demolition prices prevailing in the market. The change in this accounting estimate, which pursuant to ASC 250 “Accounting Changes and Error Corrections” was applied prospectively and did not require retrospective application, decreased the depreciation expense and the net loss for the year ended December 31, 2015 by $6,337 or $0.03 loss per basic and diluted share.

l)	Advances for vessels under construction: Advances made to shipyards during construction periods are classified as “Advances for vessels under construction and acquisition of vessels” until the date of delivery and acceptance of the vessel, at which date they are reclassified to “Vessels and other fixed assets, net”. Advances for vessels under construction also include supervision costs, amounts paid under engineering contracts, capitalized interest and other expenses directly related to the construction of the vessel or the preparation of the vessel for its initial voyage. Financing costs incurred during the construction period of the vessels are also capitalized and included in the vessels’ cost.

m)	Fair value of above/below market acquired time charter: The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The value of above or below market acquired time charters is determined by comparing the existing charter rates in the acquired time charter agreements with the market rates for equivalent time charter agreements prevailing at the time the foregoing vessels are delivered. Such intangible asset or liability is recognized ratably as an adjustment to revenues over the remaining term of the assumed time charter.

n)	Impairment of long-lived assets: The Company follows guidance related to the Impairment or Disposal of long-lived assets which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration agreed sale prices and third party valuations.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
2.	Significant Accounting policies – (continued):

In this respect, the management regularly reviews the carrying amount of the vessels, including newbuilding contracts, on a vessel-by-vessel basis, when events and circumstances indicate that the carrying amount of the vessels or newbuilding contracts might not be recoverable (such as vessel sales and purchases, business plans, obsolescence or damage to the asset and overall market conditions). When impairment indicators are present, the Company compares undiscounted cash flows to the carrying values of the Company’s vessels to determine if the assets are impaired. In developing its estimates of future undiscounted net operating cash flows, the Company makes assumptions and estimates about vessels’ future performance, with the significant assumptions being related to charter rates, ship operating expenses, vessels’ residual value, fleet utilization and the estimated remaining useful lives of the vessels, assumed to be 25 years from the delivery of the vessel from the shipyard. These assumptions are based on current market conditions, historical industry and Company specific trends, as well as future expectations.

The undiscounted projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent rate for the unfixed days over the estimated remaining economic life of each vessel, net of brokerage and address commissions. Estimates of the daily time charter equivalent for the unfixed days are based on the current Forward Freight Agreement (“FFA”) rates, for the first three-year period, and historical average rate levels of similar size vessels for the period thereafter. The expected cash inflows from charter revenues are based on an assumed fleet utilization rate of approximately 98% for the unfixed days, taking into account that assumed charter rates are based on time charter equivalent rates, which include the ballast and laden portion of each relevant voyage. In assessing expected future cash outflows, management forecasts vessel operating expenses, which are based on the Company’s internal budget for the first annual period and thereafter assume an annual inflation rate of 3% (escalating during the first three-year period), as well as vessel expected maintenance costs (for dry docking and special surveys). The estimated salvage value of each vessel is $0.3 per light weight ton, in accordance with the Company’s vessel depreciation policy. The Company uses a probability weighted approach for developing estimates of future cash flows used to test its vessels for recoverability when alternative courses of action are under consideration (i.e. sale or continuing operation of a vessel). If the Company’s estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value with a charge recorded in earnings.

Using the framework for estimating projected undiscounted net operating cash flows described above, the Company completed its impairment analysis for the years ended December 31, 2013, 2014 and 2015, for those operating vessels and newbuildings whose carrying values were above their respective market values. For 2013 and 2014, no asset impairment was necessary. An impairment loss of $321,978 was recognized for the year ended December 31, 2015, which resulted primarily from the Company’s actual and intended vessel sales that are further discussed in Notes 5 and 6.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
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

Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. The resulting difference, if any, is recorded under “Impairment loss” in the accompanying consolidated statement of operations. The vessels are not depreciated once they meet the criteria to be classified as held for sale. At December 31, 2014 and 2015, there were no vessels that met the criteria to be classified as held for sale.

p)	Financing costs: Fees paid to lenders or required to be paid to third parties on the lenders’ behalf for obtaining new loans, senior notes or for refinancing or amending existing loans, are recorded as deferred charges. Deferred charges are expensed as interest and finance costs using the effective interest rate method over the duration of the relevant loan facility. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period in which the repayment or refinancing is made, subject to the guidance regarding Debt Extinguishment. Any unamortized balance of costs related to credit facilities repaid is expensed in the period. Any unamortized balance of costs relating to credit facilities refinanced is deferred and amortized over the term of the relevant credit facility in the period in which the refinancing occurs.

q)	Pension indemnities: Administrative employees are covered by state-sponsored pension funds of Greece. Both employees and the Company are required to contribute a portion of the employees’ gross salary to the fund. The related expense is recorded under “General and administrative expenses” in the accompanying consolidated statements of operations and the corresponding liability at each period end is reflected within “Accounts payable” in the accompanying consolidated balance sheets. Upon retirement, the state-sponsored pension funds are responsible for paying the employees retirement benefits without recourse to the Company.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
2.	Significant Accounting policies – (continued):

r)	Stock incentive plan awards: Stock based compensation represents the cost of vested and non-vested shares and share options granted to employees and to directors, for their services, and is included in “General and administrative expenses” in the consolidated statements of operations. The shares are measured at their fair value equal to the market value of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date. Guidance related to stock compensation describes two generally accepted methods of recognizing expense for non-vested share awards with a graded vesting schedule for financial reporting purposes: 1) the ’‘accelerated method’’, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award and 2) the ’’straight-line method’’ which treats such awards as a single award and results in recognition of the cost ratably over the entire vesting period. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized using the accelerated method.

The fair value of share options grants is determined with reference to option pricing models, and depends on the terms of the granted options. The fair value is recognized (generally as compensation expense) over the requisite service period for all awards that vest.

s)	Dry docking and special survey expenses: Dry docking and special survey expenses are expensed when incurred.

t)	Accounting for revenue and related expenses: The Company generates its revenues from charterers for the charterhire of its vessels under time charter agreements, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate, or voyage charter agreements, where a contract is made in the spot market for the use of a vessel for a specific voyage at a specified freight rate per ton.

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

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
2.	Significant Accounting policies – (continued):

Voyage expenses consist of bunker consumption, port expenses and agency fees related to the voyage.

Brokerage commissions are paid by the Company. Brokerage commissions are recognized over the related charter period and included in voyage expenses. Voyage expenses and vessel operating expenses are recognized as incurred.

Expenses related to the chartering-in of vessels owned by third parties are recognized on a pro-rata basis over the duration of the voyage, except for the hire expense for chartering-in the respective vessels, which is included within “Charter in hire expense” in the consolidated statement of operations.

u)	Fair value measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” that defines and provides guidance as to the measurement of fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy (Note 19).

v)	Earnings/ (loss) per share: Earnings or loss per share are computed in accordance with guidance related to Earnings per Share. Basic earnings or loss per share are calculated by dividing net income or loss available to common shareholders by the basic weighted average number of common shares outstanding and vested during the period. Diluted earnings per share reflect the potential dilution assuming that common shares were issued for the exercise of outstanding in-the-money warrants and non-vested shares and the hypothetical proceeds, including proceeds from warrant exercise and average unrecognized stock-based compensation cost thereof, were used to purchase common shares at the average market price during the period such warrants and non-vested shares were outstanding (Note 14).

w)	Segment reporting: The Company reports financial information and evaluates its operations and operating results by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. As a result, management, including the Chief Operating Officer, who is the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus, the Company has determined that it operates under one reportable segment, that of operating dry bulk vessels. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide, subject to restrictions as per the charter agreement, and, as a result, the disclosure of geographic information is impracticable.

x)	Accounting for leases: Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term. As of December 31, 2015, the Company held no operating lease arrangements acting as lessee other than its office leases and an operating lease arrangement for one Supramax vessel (Note 5).

Leases of vessels are classified as capital leases when they satisfy the criteria for capital lease classification under ASC 840, “Leases”. As of December 31, 2015 the Company was the lessee under certain capital lease arrangements as further discussed in Notes 5 and 6. Capital leases are capitalized at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between liability and finance charges to achieve a constant rate on the capital balance outstanding. The interest incurred under a capital lease is included within “Interest and finance costs” in the consolidated statement of operations. The depreciation of vessels under capital lease is included within “Depreciation” in the consolidated statement of operations.

When the ownership of a vessel is transferred at the end of the lease, or there is a bargain purchase option, the vessel is depreciated on a straight-line basis over its useful life as if the vessel was owned. Otherwise, vessels under capital lease are depreciated on a straight-line basis over the term of the lease.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
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

The changes in the fair value of derivatives not qualifying for hedge accounting are recognized in earnings. The Company discontinues cash flow hedge accounting if the hedging instrument expires or is sold, terminated or exercised and it no longer meets all the criteria for hedge accounting or if the Company de-designates the instrument as a cash flow hedge. At that time, any cumulative gain or loss on the hedging instrument recognized in equity remains in equity until the forecasted transaction occurs or until it becomes probable of not occurring. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in earnings. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is reclassified to earnings for the year. Following the hedging designations made during the third quarter of 2014 (Note 19), all of the Company’s interest rates swaps effective as of December 31, 2014 were designated as accounting hedges. Only four out of the nine of the Company’s interest rate swaps effective as of December 31, 2015 remained designated as accounting hedges as of that date. No hedge accounting was applied in prior periods.

z)	Recent accounting pronouncements – not yet adopted:

Revenue from Contracts with Customers (Topic 606): On May 28, 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09 “Revenue from contracts with customers” with an effective date for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. On August 12, 2015, the FASB issued ASU No. 2015-14 “Revenue from contracts with customers (Topic 606)”, which defers the effective date of ASU 2014-09 for public business entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted. Presently, the Company is assessing what effect the adoption of these ASUs will have on its financial statements and accompanying notes.

Presentation of Financial Statements - Going Concern: In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements - Going Concern. ASU 2014-15 provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity’s management to evaluate at each reporting period based on the relevant conditions and events that are known at the date when financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. The guidance is effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
2.	Significant Accounting policies – (continued):

Simplifying the Presentation of Debt Issuance Costs: In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30) - Simplifying the Presentation of Debt Issuance Costs. ASU 2015-03 requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The existing recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. ASU 2015-03 is effective, for public business entities, for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early application is permitted. While the Company has not yet adopted this ASU, its adoption is not expected to have a material effect on the Company’s financial statements and accompanying notes.

Consolidation (Topic 810) - Amendments to the Consolidation Analysis: In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) - Amendments to the Consolidation Analysis”, which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Company is currently in the process of evaluating the impact of the adoption of ASU 2015-02 on the consolidated financial statements.

Technical Corrections and Improvements: In June 2015, FASB issued ASU No. 2015-10, Technical Corrections and Improvements. The amendments in ASU 2015-10 cover a wide range of Topics in the ASC. The amendments in this update make minor corrections or minor improvements to the ASC that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. Among others, according to the requirements of ASU 2015-10, for nonrecurring measurements estimated at a date during the reporting period other than the end of the reporting period, a reporting entity shall clearly indicate that the fair value information presented is not as of the period’s end as well as the date or period that the measurement was taken. Transition guidance varies based on the amendments in ASU 2015-10. The amendments that require transition guidance are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, and early adoption of those amendments is permitted, including adoption in an interim period. While the Company has not yet adopted the amendments of ASU 2015-10 that require transition guidance, their adoption is not expected to have a material effect on the Company’s financial statements and accompanying notes. All other amendments were effective upon the issuance of ASU 2015-10. The adoption of those amendments has not had a material effect on the Company’s financial statements and accompanying notes.

Simplifying the Measurement of Inventory: In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the measurement of inventory”. ASC 330, “Inventory”, currently requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments in ASU 2015-11 require an entity to measure inventory within the scope of ASU 2015-11 at the lower of cost and net realizable value.  For public business entities, the amendments are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in ASU 2015-11 are to be applied prospectively, with earlier application permitted as of the beginning of an interim or annual reporting period. While the Company has not yet adopted ASU 2015-11, its adoption is not expected to have a material effect on the Company’s financial statements and accompanying notes.

Leases: In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both types of leases – capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with term of more than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
3.	Transactions with Related Parties:

Transactions and balances with related parties are analyzed as follows:

Balance Sheet
	2014	2015
Assets
Oceanbulk Maritime S.A. and its affiliates (d)	$241	$1,209
Product Shipping & Trading S.A (f)	4	—
Total Assets	$245	$1,209

Liabilities
Interchart Shipping Inc. (a)	$6	$8
Combine Marine Ltd (c)	—	9
Oceanbulk Maritime S.A. and its affiliates (d)	—	33
Management and Directors Fees (b)	462	315
Managed Vessels of Oceanbulk Shipping LLC (e )	9	7
Oceanbulk Sellers (Note 17.2)	1,689	50
Total Liabilities	$2,166	$422

	2014	2015
Excel Vessel Bridge Facility – current portion (h)	$8,168	$—
Excel Vessel Bridge Facility – non current portion (h)	47,993	—
Total Excel Vessel Bridge Facility	$56,161	$—

Capitalized Expenses
	2014	2015
Advances for vessels under construction and acquisition of vessels
Oceanbulk Maritime S.A.- commision fee for newbuilding vessels (d)	$1,038	$1,318

Statements of Operations
	2013	2014	2015
Commission on sale of vessel-Oceanbulk (d)	$(90)	$—	$—
Executive directors consultancy fees (b)	(528)	(1,516)	(633)
Non-executive directors compensation (b)	(114)	(191)	(160)
Office rent - Combine Marine Ltd. (c )	(41)	(42)	(35)
Voyage expenses-Interchart (a)	(773)	(1,997)	(3,350)
Management fee expense - Oceanbulk Maritime S.A. (d)	—	(158)	—
Management fee expense - Maryville Maritime Inc. (j)	—	(35)	(451)
Interest on Excel Vessel Bridge Facility (h)	—	(1,659)	(220)
Management fee income - Oceanbulk Maritime S.A. (d)	—	188	—
Management fee income - Managed Vessels of Oceanbulk Shipping LLC (e )	823	1,390	—
Management fee income Product Shipping & Trading S.A. (f)	242	62	—

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
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

On February 25, 2014, the Company also entered into a services agreement (the “Services Agreement”) with Interchart, for chartering, brokering and commercial services for all the Company’s vessels for an annual fee of €500,000 ($545, using the exchange rate as of December 31, 2015, which was $1.09 per euro). This fee is adjustable for changes in the Company’s fleet pursuant to the terms of the Services Agreement. Before the Services Agreement, Interchart acted as chartering broker of all the Company’s vessels on an agreed upon basis. Under the Services Agreement, all previously agreed upon brokerage commissions due to Interchart were cancelled retroactively from January 1, 2014.

In November 2014, the Company entered into a new services agreement with Interchart for chartering, brokering and commercial services for all of the Company’s vessels for a monthly fee of $275, with a term until March 31, 2015, which upon expiry was immediately renewed until December 31, 2016. The agreement is effective from October 1, 2014, and on the same date the previous agreement dated February 25, 2014, was terminated.

During the years ended December 31, 2013, 2014 and 2015 the brokerage commissions charged by Interchart were $773, $1,997 and $3,350, respectively, and are included in “Voyage expenses” in the accompanying consolidated statements of operations. As of December 31, 2014 and 2015, the Company had outstanding payables of $6 and $8, respectively, to Interchart.

(b)	Management and Directors Fees: During 2011 the Company entered into consulting agreements with companies owned and controlled by each of the then Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. These agreements had a term of three years unless terminated earlier in accordance with their terms, except for the consultancy agreement with the entity controlled by the Company’s then Chief Operating Officer which provided for an indefinite term (terminable by either party with one month’s notice). In addition, on May 3, 2013, the Company entered into separate renewal consulting agreements with the companies controlled by the Company’s then Chief Executive Officer and Chief Financial Officer. Additionally, pursuant to the aforementioned agreements, the entities controlled by the Company’s then Chief Executive Officer and Chief Financial Officer were entitled to receive an annual discretionary bonus, as determined by the Company’s Board of Directors in its sole discretion. Finally, the entity controlled by the then Chief Executive Officer was entitled to receive a minimum guaranteed incentive award of 28,000 shares of common stock. These shares vested in three equal annual installments, the first installment of 9,333 shares vested on February 7, 2012, the second installment of 9,333 shares vested on February 7, 2013 and the last installment of 9,334 shares vested on February 7, 2014. The minimum guaranteed incentive award of 28,000 shares of the Company’s stock was also renewed as part of the renewal of the consultancy agreement incurred between the Company and the company controlled by the former Chief Executive Officer with the new shares vesting in three equal annual installments, the first installment of 9,333 shares would vest on May 3, 2014, the second installment of 9,333 shares vested on May 3, 2015 and the last installment of 9,334 shares would vest on May 3, 2016.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
3.	Transactions with Related Parties – (continued):

In connection with the July 2014 Transactions, the Company’s former Chief Executive Officer resigned as Chief Executive Officer and remains with the Company as Non-Executive Chairman. On July 31, 2014, the Company entered into an agreement to terminate the consultancy agreement with the company owned by the former Chief Executive Officer and made a severance payment of €664,000 (approximately $891, using the exchange rate as of July 31, 2015, which was $1.34 per euro) of cash and 168,842 common shares, which were issued on the same date. As a result of the termination agreement, the second and the third installments of the former Chief Executive Officer’s minimum guaranteed incentive award, under his renewed consultancy agreement, of 9,333 and 9,334, which would have been vested on May 3, 2015 and 2016, respectively, were cancelled. In addition, in connection with the July 2014 Transactions, the then Chief Operating Officer of the Company was appointed as Company’s Executive Vice President-Technical.

Following the completion of the Merger, on December 17, 2014, the Company entered into consulting agreements with companies owned and controlled by each one of the new Chief Operating Officer and the new co-Chief Financial Officer. These agreements have a term of three years unless terminated earlier in accordance with their terms. Pursuant to the corresponding agreements, the entities controlled by the new Chief Operating Officer and the new co-Chief Financial Officer are entitled to receive an annual discretionary bonus, as determined by the Company’s Board of Directors in its sole discretion. On May 19, 2015, the Company entered into an addendum to the consultancy agreements with the companies owned and controlled by each one of the new Chief Operating Officer and the co-Chief Financial Officers, amending the consultancy fee payable by the Company, effective as of January 1, 2015.

Pursuant to all aforementioned agreements, effective as of December 31, 2015, the Company is required to pay an aggregate base fee at an annual rate of not less than $629 (this amount is the sum of all consulting fees in USD and Euro, using the exchange rate as of December 31, 2015, which was $1.09 per euro), under the relevant consultancy agreements.

The expenses related to the Company’s executive officers for the years ended December 31, 2013, 2014 and 2015, including the severance cash payment in 2014 to the Company’s former Chief Executive Officer were $528, $1,516 and $633, respectively, and are included under “General and administrative expenses” in the accompanying consolidated statements of operations. The related expenses of non-executive directors for the years ended December 31, 2013, 2014 and 2015 were $114, $191 and $160, respectively, and are included under “General and administrative expenses” in the accompanying consolidated statements of operations. As of December 31, 2014 and 2015, the Company had outstanding payables of $462 and $315, respectively, to its executive officers and directors and non-executive directors, representing unpaid consulting fees and unpaid fees for their participation in the Company’s Board of Directors and other special committees.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
3.	Transactions with Related Parties – (continued):

(c)	Combine Marine Ltd.: On January 1, 2012, Starbulk S.A., entered into a one year lease agreement for office space with Combine Marine Ltd., a company controlled by one of the then Company’s directors, Mrs. Milena - Maria Pappas and by Mr. Alexandros Pappas, both of whom are children of Mr. Petros Pappas, the Company’s current Chief Executive Officer and then Company’s Chairman. The lease agreement provides for a monthly rental of €2,500 (approximately $3, using the exchange rate as of December 31, 2015, which was $1.09 per euro). On January 1, 2013, the agreement was renewed, and, unless terminated by either party, it will expire in January 2024. The related rent expense for the years ended December 31, 2013, 2014 and 2015 was $41, $42 and $35, respectively, and is included under “General and administrative expenses” in the accompanying consolidated statements of operations. As of December 31, 2014 and 2015, the Company had outstanding receivables of $0 and $9, respectively, from Combine Marine Ltd.

(d)	Oceanbulk Maritime S.A.: Oceanbulk Maritime S.A. (“Oceanbulk Maritime”) is a ship management company controlled by the Company’s former director Mrs. Milena-Maria Pappas. During the years ended December 31, 2013, 2014 and 2015, the Company paid to Oceanbulk Maritime a brokerage commission of $90, $0 and $0 relating to the sale of certain of its vessels.

On November 25, 2013, the Company’s Board of Directors approved a commission payable to Oceanbulk Maritime with respect to its involvement in the negotiations with the shipyards for nine of the Company’s contracted newbuilding vessels (Note 6). The agreement provides for a commission of 0.5% of the shipbuilding contract price for two newbuilding Capesize vessels (HN 1338 (tbn Star Aries) and HN 1339 (Star Taurus)) and three newbuilding Newcastlemax vessels (HN 1342 (tbn Star Gemini), HN 1343 (tbn Star Leo) and HN NE 198 (tbn Star Poseidon)) and a flat fee of $200 per vessel for four newbuilding Ultramax vessels Star Aquarius (ex-HN 5040), Star Pisces (ex-HN 5043), Star Antares (ex-HN NE 196) and HN NE 197 (tbn Star Lutas)), for a total commission of $2,077. The Company agreed to pay the commission in four equal installments. The first two installments were paid in cash, while the remaining two installments will be paid in the form of common shares, the number of which will depend on the price of the Company’s common shares on the date of the two remaining installments. The first and the second installments of $519, each, were paid in cash in December 2013 and in April 2014, respectively. On October 28, 2015, the Company issued 171,171 shares representing the third installment, the fair value per share was determined by reference to the per share closing price of the Company’s common shares on the issuance date. An amount of $1,038 and $280 was capitalized to “Advances for vessel under construction and acquisition of vessels” during the years ended December 31, 2014 and 2015, respectively. The last installment is due in April 2016.

On March 22, 2014, Starbulk S.A. entered into an agreement with Oceanbulk Maritime, under which certain management services, including crewing, purchasing, arranging insurance, vessel telecommunications and master general accounts supervision, were provided to certain dry bulk vessels under the management of Oceanbulk Maritime up to December 31, 2014. Pursuant to the terms of this agreement, Starbulk S.A. received a fixed management fee of $0.17 per day, per vessel, which as of June 1, 2014, was changed to $0.11 per day, per vessel, based on an addendum signed on May 22, 2014. The related income for the year ended December 31, 2014, was $188 and was included under “Management fee income” in the accompanying consolidated statement of operations.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
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

Further, following the completion of the Merger and the Pappas Transaction, the Company owns the vessels Magnum Opus and Tsu Ebisu, which were managed by Oceanbulk Maritime prior to the Merger and continued to be managed by Oceanbulk Maritime after the Merger, until September and August 2014, respectively. The related expense for the year ended December 31, 2014, was $158 and is included under “Management fee expense” in the accompanying consolidated statement of operations.

Oceanbulk Maritime provided performance guarantees under the bareboat charter agreements relating to the shipbuilding contracts for the vessels Roberta (ex-HN 1061), Laura (ex-HN 1062), Idee Fixe (ex-HN 1063) and Kaley (ex-HN 1064). Such performance guarantees had been counter-guaranteed by Oceanbulk Carriers. Following the completion of the Merger, in September, 2014, Star Bulk provided counter-guarantees to Oceanbulk Maritime S.A. in exchange for the counter-guarantees provided by Oceanbulk Carriers. The vessels were delivered to the Company in 2015.

In addition, Oceanbulk Maritime also provided performance guarantees under the shipbuilding contracts for the vessels Deep Blue (ex-HN 5017), HN 5055-JMU (tbn Behemoth), HN 5056-JMU (tbn Megalodon), Honey Badger (ex-HN NE 164), Wolverine (ex-HN NE 165), Gargantua (ex-HN NE 166), Goliath (ex-HN NE 167) and Maharaj (ex-HN NE 184). Prior to the Merger, all of the performance guarantees were counter-guaranteed by Oceanbulk Shipping. Following the completion of the Merger, on September 20, 2014 Star Bulk provided counter-guarantees to Oceanbulk Maritime in exchange for the counter-guarantees provided by Oceanbulk Shipping. These vessels were delivered to the Company in early 2016 at which time the aforementioned guarantees terminated.

As of December 31, 2014 and 2015, the Company had outstanding receivables of $241 and $1,209 from Oceanbulk Maritime and its affiliates, respectively. The outstanding balance as of December 31, 2015 includes an amount of $850, which represents supervision cost for certain newbuilding vessels managed by Oceanbulk Maritime and paid by the Company. In addition, as of December 31, 2015 the Company had an outstanding payable of $33 to Oceanbulk Maritime and its affiliates.

(e)	Managed vessels of Oceanbulk Shipping: Prior to the Merger, Starbulk S.A. had entered into vessel management agreements with certain ship-owning companies owned and controlled by Oceanbulk Shipping (Note 1). Pursuant to the terms of these agreements, Starbulk S.A. received a fixed management fee of $0.75 per day, per vessel. These management agreements were terminated on July 11, 2014, the date the Merger closed. The related income for the years ended December 31, 2013 and 2014, was $823 and $1,390, respectively, and is included under “Management fee income” in the accompanying consolidated statements of operations. As of December 31, 2014 and 2015, the Company had an outstanding payable of $9 and $7, respectively, to Maiden Voyage LLC, previous owner of the vessel Maiden Voyage, one of the vessels of Oceanbulk Shipping.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
3.	Transactions with Related Parties – (continued):

(f)	Product Shipping & Trading S.A.: Product Shipping & Trading S.A. is an entity controlled by family members of the Company’s ex-Chairman and current Chief Executive Officer, Mr. Petros Pappas. On June 7, 2013, Starbulk S.A. entered into an agreement with Product Shipping & Trading S.A., under which the Company provided certain management services including crewing, purchasing and arranging insurance to the vessels under the management of Product Shipping & Trading S.A. Pursuant to the terms of this agreement, Starbulk S.A. received a fixed management fee of $0.13 per day, per vessel. In October, 2013 the Company decided to gradually cease providing the above mentioned services to the vessels managed by Product Shipping & Trading S.A., except for arranging insurance services, and as a result, the management fee decreased to $0.02 per day, per vessel, and effective July 1, 2014, the agreement was terminated. The related income for the years ended December 31, 2013 and 2014 was $242 and $62, respectively, and is included under “Management fee income” in the accompanying consolidated statement of operations. As of December 31, 2014 and 2015, the Company had outstanding receivables of $4 and $0, respectively, from Product Shipping & Trading S.A.

(g)	Oaktree Shareholder Agreement: As a result of the Merger, on July 11, 2014, Oaktree became the beneficial owner of approximately 61.3% of the Company’s then outstanding common shares. At the closing of the July 2014 Transactions, the Company and Oaktree entered into a shareholders agreement (the “Oaktree Shareholders Agreement”). Under the Oaktree Shareholders Agreement, Oaktree has the right to nominate four of the Company’s nine directors so long as it beneficially owns 40% or more of the Company’s outstanding voting securities. The number of directors able to be designated by Oaktree is reduced to three directors if Oaktree beneficially owns 25% or more but less than 40% of the Company’s outstanding voting securities, to two directors if Oaktree beneficially owns 15% or more but less than 25%, and to one director if Oaktree beneficially owns 5% or more but less than 15%. Oaktree’s designation rights terminate if it beneficially owns less than 5% of the Company’s outstanding voting securities. Therefore, in July 2014 and in connection with the July 2014 Transactions, the Company’s Board of Directors, increased the number of directors constituting the Board of Directors to nine and, following the resignation of Mrs. Milena - Maria Pappas, appointed Mr. Rajath Shourie, Ms. Emily Stephens, Ms. Renée Kemp and Mr. Stelios Zavvos as directors. Following these changes in the composition of the Board of Directors, the four individuals designated by Oaktree to be Company’s directors were Messrs. Pappas and Shourie and Mses. Stephens and Kemp in accordance with the provisions of the Oaktree Shareholders Agreement. On February 17, 2015, Mr. Shourie and Ms. Stephens were replaced by Mr. Mahesh Balakrishnan and Ms. Jennifer Box, respectively. As further disclosed in Note 20, on March 14, 2016, Ms. Renée Kemp stepped down from the Company’s Board of Directors. The three directors currently designated by Oaktree are Messrs. Pappas and Balakrishnan and Ms. Box, while Oaktree retains the right to name an additional director under the Oaktree Shareholders Agreement. Under the Oaktree Shareholders Agreement, with certain limited exceptions, Oaktree effectively cannot vote more than 33% of the Company’s outstanding common shares (subject to adjustment under certain circumstances).

(h)	Excel Transactions: As discussed in detail in Note 1, on August 19, 2014, the Company entered into the Excel Transactions. The principal shareholders of Excel are Oaktree and Angelo Gordon, none of which though, on its own, is deemed to have control on Excel’s strategy and operations either by means of holding equity interests, control of Excel’s board of directors or other type of arrangement indicating a parent-subsidiary relationship. Therefore the Company concluded that the Excel Transactions were not transactions under common control. Nevertheless, due to Oaktree’s relationship with the Company and the relationship of Oaktree to Excel, the Company concluded that the Excel Transactions, including the acquisition of the Excel Vessels and the conclusion of the Excel Vessel Bridge Facility (Note 8), should be treated as related party transactions for purposes of its financial statements presentation and disclosure. The Excel Vessel Bridge Facility was fully repaid in January 2015. Interest expense incurred for the years ended December 31, 2014 and 2015, amounted to $1,659 and $220, respectively.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

3.	Transactions with Related Parties – (continued):

(i)	Acquisition of Heron Vessels: Following the completion of the Merger, pursuant to the provisions of the Merger Agreement relating to the Heron Vessels, and in accordance with the agreement among Oceanbulk Shipping, ABY Group and Heron, dated September 5, 2014, with respect to the conversion of the Heron Convertible Loan, the governance of Heron and the distribution of some of its vessels to its investors, as further discussed in Note 1, on November 11, 2014, the Company entered into two separate agreements to acquire from Heron the vessels Star Gwyneth (ex-ABYO Gwyneth) and Star Angelina (ex-ABYO Angelina), which were delivered to the Company on December 5, 2014 (Note 5).

(j)	Management agreement with Maryville Maritime Inc.: Three of the Excel Vessels (Star Martha (ex Christine), Star Pauline (ex Sandra) and Star Despoina (ex Lowlands Beilun), which were acquired with attached time charters, were managed by Maryville Maritime Inc. (“Maryville”), a subsidiary of Excel. As described in Note 3.h above, due to Oaktree’s relationship with Excel, the Company concluded that the management agreement with Maryville should be treated as a related party transaction for purposes of its financial statements presentation and disclosure. Maryville managed two of the vessels until August 2015 and one until November 2015, when each of their existing time charters expired. The Company paid Maryville a monthly fee of $17.5 per vessel. Total management fee expense to Maryville for the years ended December 31, 2014 and 2015 was $35 and $451, respectively and is included in “Management fees” in the accompanying consolidated statements of operations.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
4.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2014	2015
Lubricants	$6,853	$7,438
Bunkers	7,515	6,809
Total	$14,368	$14,247

5. Vessels and other fixed assets, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2014	2015
Cost
Vessels	$1,641,603	$2,025,688
Other fixed assets	1,683	1,810
Total cost	1,643,286	2,027,498
Accumulated depreciation	(201,435)	(269,946)
Vessels and other fixed assets, net	$1,441,851	$1,757,552

Vessels acquired / disposed during the year ended December 31, 2013

On March 14, 2013, the Company entered into an agreement with a third party to sell the vessel Star Sigma. The vessel was delivered to its buyers on April 10, 2013. The resulted loss from this sale of $87 is included under “Loss on sale of vessel” in the accompanying consolidated statements of operations.

On November 5, 2013, the Company entered into two agreements to acquire from two unaffiliated third parties, one 61,462 dwt Ultramax vessel, Star Challenger, built 2012 and one 61,455 dwt Ultramax vessel, Star Fighter, built 2013. The vessels were delivered to the Company on December 12, 2013 and December 30, 2013, respectively.

Vessels acquired / disposed during the year ended December 31, 2014

On January 24, 2014, the Company entered into two agreements to acquire from Glocal Maritime Ltd, or “Glocal”, an unaffiliated third party, two 98,000 dwt Post-Panamax vessels, Star Vega and Star Sirius, built 2011. The vessels Star Vega and Star Sirius, were delivered to the Company on February 13, 2014 and March 7, 2014, respectively. The vessels, upon their delivery, were chartered back to Glocal for a daily rate of $15, at least until June 2016.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
5.	Vessels and other fixed assets, net – (continued):

Following the completion of the Merger and the Pappas Transaction discussed in Note 1, the Company became the owner of 13 operating vessels (refer to relevant table in Note 1), the fair value of which following the purchase price allocation was estimated at $426,000 (based on Level 2 inputs of the fair value hierarchy). In addition, on July 22, 2014 and on September 19, 2014, the Company took delivery of the vessels Peloreus and Leviathan, respectively, two Capesize vessels with a capacity of 182,000 dwt each, built by the Japan Marine United Corporation, or JMU shipyard. The newbuilding contracts for those vessels had been acquired by the Company as part of the Merger. The delivery installment payment of $34,625 for each vessel was partially financed by $32,500 drawn for each vessel under a loan facility with Deutsche Bank AG (Note 8), and the remaining amount of $2,125, for each vessel, was financed by existing cash.

Pursuant to the Excel Transactions discussed in Note 1, as of December 31, 2014, 28 out of the 34 Excel Vessels had been transferred to the Company, for an aggregate consideration of 25,659,425 common shares (based on Level 1 inputs of the fair value hierarchy) and $248,751 in cash, or a total cost of $501,535, including time charters attached (Note 7). The Company used cash on hand, together with borrowings under various credit facilities, to pay the cash consideration for the Excel Vessels, as further discussed in Note 8.

As further discussed in Note 3, on November 11, 2014, the Company entered into two separate agreements with Heron to acquire the vessels Star Gwyneth (ex-ABYO Gwyneth) and Star Angelina (ex-ABYO Angelina), which were delivered to the Company on December 5, 2014. The cost for the acquisition of these vessels was determined based on the fair value of the 2,115,706 common shares issued on July 11, 2014, in connection with the Heron Transaction, of $25,080 (Level 1) and the amount of $25,000 financed by the Heron Vessels Facility (Note 8), according to the provisions of the Merger Agreement with respect to these acquisitions, as further discussed in Note 17.2.

On December 17, 2014, the Company entered into an agreement with a third party to sell the vessel Star Kim, one of the Excel Vessels, at market terms which also approximated the vessel’s net book value. The vessel did not meet the ‘held-for-sale’ classification criteria as of December 31, 2014, as it was not considered available for immediate sale in its present condition. The sale was completed on January 21, 2015 when the vessel was delivered to its new owner. As of December 31, 2014, the Company had received an advance payment from the buyers amounting to $1,100, which is included under “Advances from sale of vessel” in the accompanying consolidated balance sheet as of December 31, 2014.

Vessels acquired / disposed during the year ended December 31, 2015

Delivery of newbuilding vessels:

(i)                   On January 8, 2015, the Company took delivery of the vessel Indomitable (ex-HN 5016), for which it had previously made a payment of $34,942 in December 2014. To partially finance the delivery installment of the Indomitable, the Company drew down $32,480 under the BNP $32,480 Facility (Note 8).

(ii)                 On February 27, 2015, the Company took delivery of the vessels Honey Badger (ex-HN 164) and Wolverine (ex-HN 165), for which the Company paid delivery installments of $19,422 each. On March 13, 2015, the Company drew down $38,162 for the financing of both the Honey Badger and the Wolverine under the Sinosure Facility (Note 8).

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
5.	Vessels and other fixed assets, net – (continued):

(iii)                On March 25, March 31, April 7, and June 26, 2015, the Company took delivery of the Ultramax vessels Idee Fixe (ex-HN 1063), Roberta (ex-HN 1061), Laura (ex-HN 1062) and Kaley (ex-HN1064), respectively, which are all subject to separate bareboat charter agreements with Jiangsu Yangzijiang Shipbuilding Co. Ltd. (“New Yangzijiang”). As further discussed below, the Company accounts for these bareboat charter agreements as capital leases.

(iv)                On April 2, 2015, the Company took delivery of the Newcastlemax vessel Gargantua (ex-HN 166). On July 15, 2015, the Company took delivery of the Newcastlemax vessels Goliath (ex-HN 167) and Maharaj (ex-HN 184). The delivery installments of $113,046 were partially financed by $93,000 drawn down under the DNB-SEB-CEXIM $227,500 Facility (Note 8), and the remaining amount was financed by using existing cash.

(v)                 On May 27, 2015, the Company took delivery of the Capesize vessel Deep Blue (ex-HN 5017). The delivery installment of $34,982 was partially financed by $28,680 drawn under the DVB $31,000 Deep Blue Facility (Note 8), and the remaining amount was financed by using existing cash.

(vi)                On July 22, 2015 and on August 7, 2015, the Company took delivery of the Ultramax vessels Star Aquarius (ex-HN 5040) and Star Pisces (ex-HN5043). The delivery installments of $20,359 and $20,351, respectively, were partially financed by $15,237 drawn under the NIBC $32,000 Facility (Note 8) for each vessel, and the remaining amount was financed by using existing cash.

(vii)              On October 9, 2015, the Company took delivery of the Ultramax vessel Star Antares (ex-HN 196). The delivery installment of $19,770 was partially financed by $16,738 drawn under the Sinosure Facility (Note 8), and the remaining amount was financed by using existing cash.

Acquisition of secondhand vessels:

During the year ended December 31, 2015, the remaining six of the Excel Vessels (Star Nina (ex-Iron Kalypso), Star Nicole (ex-Elinakos), Star Claudia (ex-Happyday), Star Monisha (ex-Iron Beauty), Rodon and Star Jennifer (ex-Ore Hansa) were delivered to the Company in exchange for 4,257,887 common shares and $39,475 in cash, completing the acquisitions of 34 vessels from Excel as further discussed in Note 1 above.

Sale of vessels:

During 2015 and early 2016, the Company entered into various separate agreements with third parties to sell 16 of the Company’s vessels (Star Big, Star Mega, Maiden Voyage, Star Natalie, Star Tatianna, Star Christianna, Star Monika, Star Julia, Star Nicole, Rodon, Star Claudia, Indomitable, Magnum Opus, Tsu Ebisu, Deep Blue and Obelix). Of these vessels, 12 were delivered to their purchasers in 2015, while the remaining four (Indomitable, Magnum Opus, Tsu Ebisu, and Deep Blue) were delivered to their purchasers in 2016 (Note 20). None of these four vessels met the ‘held-for-sale’ classification criteria as of December 31, 2015, as none of them were considered available for immediate sale in their present condition at that date. In addition, as discussed above, in late December 2014 the Company agreed to sell the vessel Star Kim, which was delivered to its owner in early 2015. As part of these sales (other than the sale of the vessel Maiden Voyage which is separately discussed below), the Company recognized a net loss on sale of $20,585, which is separately reflected in the accompanying statement of operations for the year ended December 31, 2015.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
5.	Vessels and other fixed assets, net – (continued):

On May 28, 2015, the Company entered into an agreement with a third party to sell the vessel Maiden Voyage. As part of this transaction, the vessel (currently named Astakos) was leased back to the Company under a time charter for two years. The vessel was delivered to its new owner on September 15, 2015 and the Company became the charterer of the vessel on the same date. The lease back did not meet the lease classification test for a capital lease and is accounted for as operating lease. Pursuant to the applicable accounting guidance for sale and lease back transactions, the net gain from the sale of Maiden Voyage of $148 was deferred and is being amortized in straight line over the lease term. The net book value of this deferred gain as of December 31, 2015 is $126 and is reflected within “Other non-current liabilities” in the accompanying consolidated balance sheet, while amortization of this deferred gain as of December 31, 2015 is $22 and is included within “Charter-In Hire expenses” in the accompanying consolidated statement of operations.

Capital leases:

On May 17, 2013, subsidiaries of Oceanbulk entered into separate bareboat charter party contracts with affiliates of New Yangzijiang shipyards for eight-year bareboat charters of four newbuilding 64,000 dwt Ultramax vessels being built at New Yangzijiang. The Company assumed these bareboat charters following the completion of the Merger. The vessels were constructed pursuant to four shipbuilding contracts entered into between four pairings of affiliates of New Yangzijiang. Each pair had one shipyard party (each, a “New YJ Builder”) and one ship-owning entity (each a “New YJ Owner”). Delivery of each vessel to the Company was deemed to occur upon delivery of the vessel to the New YJ Owner from the corresponding New YJ Builder. Pursuant to the terms of the bareboat charter, the Company was required to pay upfront fees, corresponding to the pre-delivery installments to the shipyard. An amount of $20,680 for the construction cost of each vessel, corresponding to the delivery installment to the shipyard, is financed by the relevant New YJ Owner, to whom the Company will pay a pre-agreed daily bareboat charter hire rate on a 30-days advance basis. After each vessel’s delivery, the Company has monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices. On the eighth anniversary of the delivery of each vessel, the Company has the obligation to purchase the vessel at a purchase price of $6,000. Upon the earlier of the exercise of the purchase options or the expiration of the bareboat charters, the Company will own the four vessels. As further discussed above, the Company took delivery of these four vessels during the year ended December 31, 2015.

Based on applicable accounting guidance, the Company determined that the bareboat charters should be classified as capital leases. As a result, in accordance with the applicable capital lease accounting guidance, the Company recorded a financial liability and a financial asset equal to the present value of the minimum lease payments at the time of the vessel’s delivery, when the term of the lease was deemed to begin. The net book value of these vessels (which includes the upfront fees paid by the Company until the delivery of the vessel, net of accumulated depreciation) recorded as of December 31, 2015 is reflected within “Vessels and other fixed assets, net” in the accompanying consolidated balance sheet. The charge resulting from amortization of these leased assets is included within “Depreciation expense” in the accompanying consolidated statement of operations. The interest expense on the financial liability related to these capital leases as of December 31, 2015 was $3,088 and is included within “Interest and finance costs” in the accompanying consolidated statement of operations. As of December 31, 2015 the net book value of the vessels was $120,992, with accumulated amortization of $3,056.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

5.	Vessels and other fixed assets, net – (continued):

The principal payments required to be made after December 31, 2015, for the outstanding capital lease obligations, are as follows:

Years	Amount
December 31, 2016	$8,640
December 31, 2017	8,640
December 31, 2018	8,640
December 31, 2019	11,437
December 31, 2020	12,370
December 31, 2021 and thereafter	51,832
Total capital lease minimum payments	$101,559
Excluding bareboat interest	22,039
Total lease commitments	79,520
Lease commitments – current portion	4,490
Lease commitments – non-current portion	75,030

Impairment Analysis

As a result of the decline in charter rates and vessel values during the previous years and since market expectations for future rates were low and vessel values were unlikely to increase to the high levels of 2008, the Company reviewed the recoverability of the carrying amount of its vessels in 2013, 2014 and 2015.

The Company’s impairment analysis for 2013 and 2014 indicated that the carrying amount of the Company’s vessels was recoverable, and therefore the Company concluded that no impairment charge was necessary.

As part of the sales agreed in 2015 and 2016, as discussed above and in Notes 6 and 20 below, the Company recognized an impairment loss of $219,400. In addition, in light of the continued economic downturn and the prevailing conditions in the shipping industry, as of December 31, 2015, the Company performed an impairment analysis for each of its operating vessels and newbuildings whose carrying value was above its market value. Based on the Company’s impairment analysis framework described in Note 2(n) above, the future undiscounted projected net operating cash flows for certain of its vessels over their operating life were below their carrying value. In estimating each vessel’s projected cash flows, the Company also took into consideration the possibility of a sale of certain additional operating vessels and newbuildings (with a net book value as of December 31, 2015 of $119,591), to the extent that attractive sale prices will be attainable. After completing its impairment analysis, the Company recognized an additional impairment loss of $102,578.

The total impairment charge for the year ended December 31, 2015 is separately reflected in the accompanying consolidated statement of operations (Note 19).

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
6.	Advances for vessels under construction and acquisition of vessels:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2014	2015

Pre-delivery yard installments and fair value adjustment (Note 1)	$408,870	$65,009
Bareboat capital leases – upfront hire & handling fees	31,467	54,428
Capitalized interest and finance costs	10,654	6,301
Other capitalized costs (Note 3)	3,542	2,172
Advances for secondhand vessels	79	—
Total	$454,612	$127,910

As summarized in the relevant table of Note 1, as of December 31, 2015, the Company was party to 19 newbuilding contracts or lease arrangements (as further discussed below) for the construction of dry bulk carriers of various types, 11 of which were assumed as part of the Merger and the Pappas Transaction.

In 2015, the Company entered into separate agreements with third parties to sell upon their delivery from the shipyard the newbuilding vessels Behemoth, Bruno Marks, Jenmark, Star Aries and Star Taurus. The first two of these vessels were delivered to purchasers in January 2016, upon their delivery to the Company, while the remaining three will be delivered by the end of April 2016. In early 2016, the Company entered into an agreement to sell upon its delivery from the shipyard the newbuilding vessel Megalodon (ex-HN 5056). The vessel was delivered to its new owners in January 2016. None of these vessels met the ‘held-for-sale’ classification criteria as of December 31, 2015, as none of them was considered available for immediate sale in its present condition at that date.

During 2015 and in early 2016 the Company reached an agreement in principle with certain shipyards to defer the delivery and reduce the purchase price of certain newbuilding vessels. The estimated delivery dates disclosed in the tables of Note 1 take effect of these negotiations. These agreements are subject to execution of final documentation by both parties. The aggregate agreed reduction to the purchase price was $64,508. In addition, an amount of $187,695, regarding capital expenditures due in 2016, was deferred to 2017 and 2018. Taking into effect the outcome of these negotiations, as of December 31, 2015, the total aggregate remaining contracted price for the 19 newbuilding vessels plus agreed extras was $619,223, of which $431,527 is payable during the next twelve months ending December 31, 2016, and the remaining $113,366 and $74,330 is payable during the years ending December 31, 2017 and 2018, respectively. An amount of $84,600, $77,100 and $38,400, respectively, will be financed through bareboat capital lease arrangements, as discussed below, the commitments of that are reflected in Note 17.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
6.	Advances for vessels under construction and acquisition of vessels – (continued):

Capital leases

On February 17, 2014, the Company entered into separate bareboat charter party contracts with CSSC (Hong Kong) Shipping Company Limited, or CSSC, an affiliate of Shanghai Waigaoqiao Shipbuilding Co., Ltd. (“SWS”), a Chinese shipyard, to bareboat charter for ten years, two fuel efficient newbuilding Newcastlemax dry bulk vessels, the “CSSC Vessels”, each with a cargo carrying capacity of 208,000 dwt. The vessels are being constructed pursuant to shipbuilding contracts entered into between two pairings of affiliates of SWS. Each pair has one shipyard party (each, an “SWS Builder”) and one ship-owning entity (each an “SWS Owner”). Delivery to the Company of each vessel is deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder. Pursuant to the terms of the bareboat charters, the Company is required to pay upfront fees, corresponding to the pre-delivery installments to the shipyard. An amount of $43,200 and $40,000, respectively, for the construction cost of each vessel, corresponding to the delivery installment to the shipyard, will be financed by the relevant SWS Owner, to whom the Company will pay a daily bareboat charter hire rate payable monthly plus a variable amount. In addition, the Company will pay an amount of $669 for agreed extra costs for both vessels. In addition, the Company is also obliged to pay an amount of $936 representing handling fees in two installments. The first installment of $462 was paid upon the signing of the bareboat charters, and the second installment due one year later was paid in 2015. Under the terms of the bareboat charters, the Company has the option to purchase the CSSC Vessels at any time, such option being exercisable on a monthly basis against pre-determined, amortizing-during-the-charter-period prices whilst it has a respective obligation of purchasing the vessels at the expiration of the bareboat term at a purchase price of $12,960 and $12,000, respectively. Upon the earlier of the exercise of the purchase options or the expiration of the bareboat charters, the Company will own the CSSC Vessels.

In addition, following the completion of the Merger and the Pappas Transactions the Company also assumed bareboat charters with respect to five newbuilding vessels being built at SWS for subsidiaries of Oceanbulk at the time of the Merger. On December 27, 2013, subsidiaries of Oceanbulk entered into separate bareboat charter party contracts with affiliates of SWS for ten-year bareboat charters of five newbuilding 208,000 dwt Newcastlemax vessels. The vessels are being constructed pursuant to shipbuilding contracts entered into between five pairings of affiliates of SWS. As of December 31, 2015, the Company expects that only three of these vessels will still be delivered. Each pair has one shipyard party (each, an “SWS Builder”) and one ship-owning entity (each an “SWS Owner”). Delivery of each vessel to the Company is deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder. Pursuant to the terms of the bareboat charter, the Company is required to pay upfront fees, corresponding to the pre-delivery installments to the shipyard. An amount ranging from $40,000, to $43,200 for the construction cost of each vessel, corresponding to the delivery installment to the shipyard, will be financed by the relevant SWS Owner, to whom the Company will pay a daily bareboat charter hire rate payable monthly plus a variable amount. In addition, the Company will pay for the three newbuilding vessels an aggregate amount of $1,008 for agreed extra costs. After each vessel’s delivery, the Company has monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices. At the end of the ten-year charter period for each vessel, the Company has the obligation to purchase the vessel at a purchase price ranging from $12,000 to $12,960. Upon the earlier of the exercise of the purchase options or the expiration of the bareboat charters, the Company will own the three vessels.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
6.	Advances for vessels under construction and acquisition of vessels – (continued):

Capital leases

Based on applicable accounting guidance, the Company determined that the bareboat charters with the affiliates of SWS and CSSC should be classified as capital leases. Therefore, $15,669 paid up to December 31, 2015, representing upfront hire and handling fees for the newbuilding vessels, including those vessels delivered during this period, has been capitalized and is included under “Advances for vessels under construction and acquisition of vessels”. In addition, based on the lease agreement provisions, the Company is not deemed to bear substantially all of the construction period risk and therefore is not considered the owner of the vessels during the construction period. Therefore, each of the above bareboat charters is not considered a sales type lease and will not be accounted for as a sale and leaseback transaction upon the delivery of each newbuilding vessel to the Company, when the lease term is deemed to begin. At that time, the Company will recognize the appropriate financial liability and financial asset in accordance with the applicable capital lease accounting guidance.

On August 31, 2015, the Company entered into a non-binding term sheet for the sale of one of its newbuilding contract (HN 1343 (tbn Star Leo)) and a 10-year lease back arrangement with CSSC, in order to finance up to $40,000 for the vessel’s delivery installment. The final agreements, which include the memorandum of agreement and bareboat lease agreement, are expected to be signed in March 2016. Pursuant to the terms of the bareboat charter, the Company will pay a fixed bareboat charter hire rate payable monthly plus a variable amount. In addition, the Company will also pay $500 representing handling fees in two installments. Under the terms of the bareboat charter, the Company has the option to purchase the vessel at any time, such option being exercisable on a monthly basis against pre-determined, amortizing-during-the-charter-period prices, while it has a respective obligation of purchasing the vessel at the expiration of the bareboat term at a purchase price of $12,060. Upon the earlier of the exercise of the purchase options or the expiration of the bareboat charter, the Company will own the vessel. Based on applicable accounting guidance, the Company determined that the bareboat charter for HN 1343 (tbn Star Leo) should be classified at the time of the beginning of the lease (i.e. at the delivery of the vessel expected in January 2018) as capital lease. The Company is deemed to retain substantially all of the benefits and risks incident to the ownership of the sold vessel. Accordingly, the sale-leaseback transaction is merely a financing and will be accounted for as such upon the delivery of the vessel.

During the year ended December 31, 2015, the Company agreed to reassign the leases for two newbuilding vessels back to the vessels’ owner for a one-time refund to the Company of $5,800 each.

7.	Fair value of Above Market Acquired Time Charters:

During 2011, the Company acquired two second-hand Capesize vessels, Star Big and Star Mega, with existing time charter contracts. Upon their delivery, the Company evaluated the attached charter contracts by comparing the charter rates in the acquired time charter agreements with the market rates for equivalent time charter agreements prevailing at the time the foregoing vessels were delivered and recognized an asset of $23,065. As described in Note 5 above, in the second quarter of 2015, the Company entered into an agreement with a third party to sell the vessel Star Big. In view of its planned sale, its above market acquired time charter was terminated early, and the unamortized balance of $2,114, at June 30, 2015, was written-off. Such amount is reflected under “Loss on time charter agreement termination” in the accompanying consolidated statement of operations for the year ended December 31, 2015.

As part of the Merger in July 2014, a $1,967 intangible asset was recognized corresponding to a fair value adjustment for two favorable time charters under which Oceanbulk was the lessor at the time of acquisition, with respect to vessels Amami and Madredeus, as further discussed in Note 1.

In addition, for three Excel Vessels Star Martha (ex Christine), Star Pauline (ex Sandra) and Star Despoina (ex Lowlands Beilun), which were transferred to the Company subject to existing charters, the Company recognized an asset of $8,076, since it determined that the respective charters were favorable comparing to the existing charter rates.

For the years ended December 31, 2013, 2014 and 2015, the amortization of fair value of the above market acquired time charters amounted to $6,352, $6,113 and $9,540, respectively, and is included under “Voyage revenues” in the accompanying consolidated statements of operations. The accumulated amortization of these above market time charters as of December 31, 2014 and 2015 was $21,200 and $30,740, respectively.

The carrying amount of the above market acquired time charters amounting to $254 as of December 31, 2015 will be amortized on a straight line basis to revenues through the end of the corresponding charter parties, over a weighted-average period of 0.28 years as follows:

Year	Amount
December 31, 2016	$254
Total	$254

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
8.	Long-term debt:

The table below presents outstanding amounts under the Company’s bank loans and notes as of December 31, 2014 and 2015:

	2014	2015
Commerzbank $120,000 and $26,000 facilities	$74,680	$44,417
Credit Agricole Corporate and Investment Bank $70,000 facility	54,968	51,028
ABN AMRO Bank N.V. $31,000 facility	12,800	-
HSH Nordbank AG $64,500 facility	29,600	22,047
HSH Nordbank AG $35,000 facility	33,187	30,771
Deutsche Bank AG $39,000 facility	36,660	33,540
ABN $87,458 Facility	76,689	55,158
Deutsche Bank $85,000 Facility	82,708	77,042
HSBC $86,600 Facility	83,490	77,270
CEXIM $57,360 Facility	-	-
HSBC $20,000 Dioriga Facility	19,300	17,900
NIBC $32,000 Facility	-	29,966
BNP $32,480 Facility	32,480	30,331
Excel Vessel Bridge Facility	56,161	-
DVB $24,750 Facility	24,750	21,150
Excel Vessel CiT Facility	30,000	-
Sinosure Facility	-	52,165
Citi Facility	51,478	80,554
Heron Vessels Facility	24,567	21,589
DNB $120,000 Facility	88,275	98,051
DVB $31,000 Facility	-	27,727
DNB–SEB–CEXIM $227,500 Facility	-	91,032
8.00% 2019 Notes	50,000	50,000
	$861,793	$911,738

a)	Commerzbank $120,000 Facility:

On December 27, 2007, the Company entered into a loan agreement with Commerzbank AG for up to $120,000, in order to partially finance the acquisition cost of the vessels, Star Gamma, Star Delta, Star Epsilon, Star Zeta, and Star Theta (the “Commerzbank $120,000 Facility”). The Commerzbank $120,000 Facility is secured by a first priority mortgage over the financed vessels. The Commerzbank $120,000 Facility was amended in June and December 2009. As amended, the Commerzbank $120,000 Facility had two tranches. One tranche of $50,000 was repayable in 28 consecutive quarterly installments, which commenced in January 2010, consisting of (i) the first four installments of $2,250 each, (ii) the next 13 installments of $1,000 each and (iii) the remaining 11 installments of $1,300 each, with a final balloon payment of $13,700 payable along with the last installment. The second tranche of $70,000 was repayable in 28 consecutive quarterly installments, which commenced in January 2010, consisting of (i) the first four installments of $4,000 each and (iii) the remaining 24 installments of $1,750 each, with a final balloon payment of $12,000 payable together with the last installment. The repayment schedule was modified to make the entire amount outstanding under the Commerzbank $120,000 Facility payable in October, 2016, as described further below under “Supplemental Agreements – Commerzbank $120,000 and $26,000 Facilities.”

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
8.	Long-term debt – (continued):

b)	Commerzbank $26,000 Facility:

On September 3, 2010, the Company entered into a loan agreement with Commerzbank AG for up to $26,000 in order to partially finance the acquisition cost of the vessel, Star Aurora (the “Commerzbank $26,000 Facility”). The Commerzbank $26,000 Facility was secured by a first priority mortgage over the financed vessel. As described below, under “Supplemental Agreements - Commerzbank $120,000 and $26,000 Facilities,” the Commerzbank $26,000 was fully repaid in June 2015.

Restructuring Agreement - Commerzbank $120,000 and $26,000 Facilities

On December 17, 2012, the Company executed a commitment letter with Commerzbank to amend the Commerzbank $120,000 Facility and the Commerzbank $26,000 Facility. The definitive documentation for the supplemental agreement (the “Commerzbank Supplemental”) was signed on July 1, 2013. Pursuant to the Commerzbank Supplemental, the Company paid Commerzbank a flat fee of 0.40% of the combined outstanding loans under the two facilities and agreed, subject to certain conditions, to (i) amend some of the covenants governing the two facilities, (ii) prepay an amount of $2,000, pro rata against the balloon payments of each facility, (iii) raise $30,000 in equity (which condition was satisfied after the completion of the Company’s rights offering in July 2013 (Note 9)) and (iv) increase the loan margins. In addition, Commerzbank agreed to defer 60% and 50% of the quarterly installments for the years ended December 31, 2013 and 2014 (the “Deferred Amounts”), to the balloon payments or to a payment in accordance with a semi-annual cash sweep mechanism; under which all earnings of the mortgaged vessels after operating expenses, dry docking provision, general and administrative expenses and debt service, if any, will be used as repayment of the Deferred Amounts. The Company was not permitted to pay any dividends as long as Deferred Amounts are outstanding and/or until original terms are complied with.

On March 30, 2015, the Company and Commerzbank AG signed a second supplemental agreement (the “Commerzbank Second Supplemental”). Under the Commerzbank Second Supplemental, the Company agreed to (i) prepay an amount of $3,000, (ii) amend some of the covenants governing this facility, and (iii) change the repayment date for the Commerzbank $26,000 Facility from September 7, 2016 to July 31, 2015. The Company fully repaid the Commerzbank $26,000 Facility in June 2015, and the vessels Star Aurora and Star Zeta were released from the vessel mortgage.

On June 29, 2015, the Company and Commerzbank AG signed a third supplemental agreement (the “Commerzbank Third Supplemental”). Under the Commerzbank Third Supplemental, the Company and Commerzbank AG agreed to (i) defer the installment payments under the Commerzbank $120,000 Facility, until the full repayment in late October, 2016, (ii) add as additional collateral the vessel Star Iris, and (iii) amend some of the covenants governing this facility (Note 20).

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
8.	Long-term debt – (continued):

c)	Credit Agricole $70,000 Facility:

On January 20, 2011, the Company entered into a loan agreement with Credit Agricole Corporate and Investment Bank for a term loan up to $70,000 (the “Credit Agricole $70,000 Facility”) to partially finance the construction cost of the two newbuilding vessels, Star Borealis and Star Polaris, which were delivered to the Company in 2011. The Credit Agricole $70,000 Facility is secured by a first priority mortgage over the financed vessels and is divided into two tranches. The Company drew down $67,275 under this facility. The Credit Agricole $70,000 Facility is repayable in 28 consecutive quarterly installments, commencing three months after the delivery of each vessel, of $485.4 and $499.7, respectively, and a final balloon payment payable at maturity, of $19,558.2 (due August 2018) and $20,134 (due November 2018) for the Star Borealis and Star Polaris tranches, respectively.

On June 29, 2015, the Company signed a waiver letter with Credit Agricole Corporate and Investment Bank in order to revise some of the covenants contained in the loan agreement for a period up to December 31, 2016.

d)	ABN AMRO Bank N.V. $31,000 Facility:

On July 21, 2011, the Company entered into a senior secured credit facility with ABN AMRO Bank N.V. the “ABN AMRO”) for $31,000 (the “ABN AMRO $31,000 Facility”), to partially finance the acquisition cost of the vessels Star Big and Star Mega. The ABN AMRO $31,000 Facility was secured by a first priority mortgage over the financed vessels. The borrowers under the ABN AMRO $31,000 Facility were the two vessel-owning subsidiaries that own the two vessels and Star Bulk Carriers Corp. was the guarantor.

On March 16, 2012, the Company and ABN AMRO amended the ABN AMRO $31,000 Facility under a first supplemental agreement (the “ABN $31,000 First Supplemental”). On April 2, 2013, the Company and ABN AMRO signed a second supplemental agreement (the “ABN $31,000 Second Supplemental” and, together with the ABN First Supplemental, the “ABN $31,000 Supplementals”). Under the ABN $31,000 Supplementals, the Company agreed, subject to certain conditions, to (i) revise the covenants governing this facility until December 31, 2014, (ii) not pay dividends until December 31, 2014 and (iii) increase the margin by 50 bps, beginning on March 31, 2013, until the time the Company was able to raise at least $30,000 of additional equity (which condition was satisfied after the completion of the Company’s rights offering in July 2013 (Note 9)).

On March 31, 2015, the Company and ABN AMRO signed a third supplemental agreement (the “ABN $31,000 Third Supplemental”) and agreed to revise certain covenants governing this facility.

In June 2015, this facility was fully repaid following the sale of the vessels Star Big and Star Mega (Note 5).

e)	HSH Nordbank AG $64,500 Facility:

On October 3, 2011, the Company entered into a $64,500 secured term loan agreement (the “HSH Nordbank $64,500 Facility”) with HSH Nordbank AG (“HSH Nordbank”) to repay, together with cash on hand, certain existing debt. The borrowers under the HSH Nordbank $64,500 Facility are the vessel-owning subsidiaries that own the vessels Star Cosmo, Star Kappa, Star Sigma, Star Omicron and Star Ypsilon, and Star Bulk Carriers Corp. is the guarantor. This facility consists of two tranches. The first tranche of $48,500 (the “Supramax Tranche”) is repayable in 20 quarterly consecutive installments of $1,250 commencing in January 2012 and a final balloon payment of $23,500 payable at the maturity, in September, 2016. The second tranche of $16,000 (the “Capesize Tranche”) was repayable in 12 consecutive, quarterly installments of $1,333, commencing in January 2012 and matured in September 2014.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
8.	Long-term debt – (continued):

e)	HSH Nordbank AG $64,500 Facility – (continued):

On July 17, 2013, the Company and HSH Nordbank signed a supplemental agreement (the “HSH Nordbank $64,500 Supplemental”). Under the HSH Nordbank $64,500 Supplemental, the Company agreed, subject to certain conditions, to (i) amend some of the covenants governing this facility until December 31, 2014, (ii) defer a minimum of approximately $3,500 payments from January 1, 2013 until December 31, 2014, (iii) prepay an amount of $6,590 with pledged cash already held by HSH Nordbank, (iv) raise $20,000 in equity (which condition was satisfied after the completion of the Company’s rights offering in July 2013, (Note 9), (v) increase the loan margins from January 1, 2013 until December 31, 2014, (vi) include a semi-annual cash sweep mechanism, under which all earnings of the mortgaged vessels after operating expenses, dry docking provision, general and administrative expenses and debt service, if any, are to be used as prepayment to the balloon payment of the Supramax Tranche, and (vii) not pay any dividends until December 31, 2014 or later in case of a covenant breach. When the Company sold the vessel Star Sigma in April 2013, the HSH Nordbank $64,500 Supplemental also required the Company to use the proceeds from the sale to fully prepay the balance of the Capesize Tranche and use the remaining vessel sale proceeds to prepay a portion of the Supramax Tranche. As a result, the next seven scheduled quarterly installments commencing in April 2013 were reduced pro rata according to the prepayment from $813 to $224.

On June 29, 2015, the Company and HSH Nordbank signed a supplemental agreement to amend certain covenants governing this facility until December 31, 2016.

f)	HSH Nordbank AG $35,000 Facility:

On February 6, 2014, the Company entered into a new $35,000 secured term loan agreement (the “HSH Nordbank $35,000 Facility”) with HSH Nordbank AG. The borrowings under this new loan agreement were used to partially finance the acquisition cost of the vessels Star Challenger and Star Fighter. The HSH Nordbank $35,000 Facility is secured by a first priority mortgage over the financed vessels. The borrowers under the HSH Nordbank $35,000 Facility are the two vessel-owning subsidiaries that own the two vessels and Star Bulk Carriers Corp. is the guarantor. This facility matures in February 2021 and is repayable in 28 equal, consecutive, quarterly installments, commencing in May 2014, of $312.5 and $291.7 for the Star Challenger and Star Fighter, respectively, and a final balloon payment of $8,750 and $9,332.4, payable together with the last installments, for Star Challenger and Star Fighter, respectively.

On June 29, 2015, the Company and HSH Nordbank signed a supplemental agreement to amend certain covenants governing this facility until December 31, 2016.

g)	Deutsche Bank AG $39,000 Facility:

On March 14, 2014, the Company entered into a $39,000 secured term loan agreement with Deutsche Bank AG (the “Deutsche Bank $39,000 Facility”). The borrowings under this loan agreement were used to partially finance the acquisition cost of the vessels Star Sirius and Star Vega. The Deutsche Bank $39,000 Facility is secured by a first priority mortgage over the financed vessels. The borrowers under the Deutsche Bank $39,000 Facility are the two vessel-owning subsidiaries that own the two vessels and Star Bulk Carriers Corp. is the guarantor. This facility consists of two tranches of $19,500 each and matures in March 2021. Each tranche is repayable in 28 equal, consecutive, quarterly installments of $390 each commencing in June 2014, and a final balloon payment of $8,580 payable at maturity.

On June 29, 2015, the Company entered into a supplemental letter with Deutsche Bank AG to amend certain covenants governing this facility until December 31, 2016.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
8.	Long-term debt – (continued):

h)	ABN $87,458 Facility

On August 1, 2013, Oceanbulk Shipping entered into a $34,458 credit facility with ABN AMRO, N.V. (the “ABN AMRO $87,458 Facility”) in order to partially finance the acquisition cost of the vessels Obelix and Maiden Voyage. The loans under the ABN AMRO $87,458 Facility were available in two tranches of $20,350 and $14,108. On August 6, 2013, Oceanbulk Shipping drew down the available tranches. On December 18, 2013, the ABN AMRO $87,458 Facility was amended to add an additional loan of $53,000 to partially finance the acquisition cost of the vessels Big Bang, Strange Attractor, Big Fish and Pantagruel. On December 20, 2013, Oceanbulk Shipping drew down the available tranches. The tranche under the ABN AMRO $87,458 Facility relating to vessel Obelix matures in September 2017, the one relating to vessel Maiden Voyage matures in August 2018 and those relating to vessels Big Bang, Strange Attractor, Big Fish and Pantagruel, mature in December 2018. The tranches are repayable in quarterly consecutive installments ranging between $248 to $550 and a final balloon payment for each tranche at maturity, ranging between $2,500 and $12,813. The ABN AMRO $87,458 Facility is secured by a first-priority ship mortgage on the financed vessels and general and specific assignments and was guaranteed by Oceanbulk Shipping LLC. Following the completion of the Merger, Star Bulk Carriers Corp. replaced Oceanbulk Shipping as guarantor of the ABN AMRO $87,458 Facility.

On June 29, 2015, the Company signed a supplemental letter with ABN AMRO to amend certain covenants governing this facility until December 31, 2016.

In August 2015, the tranche relating to the vessel Maiden Voyage was fully repaid, following the sale of the vessel (Note 5).

In January 2016, the Company entered into an agreement with a third party to sell the vessel Obelix, which is expected to be delivered to its new owners by April 2016. In connection with this sale, the tranche relating to the vessel Obelix is expected to be repaid.

i)	Deutsche Bank $85,000 Facility

On May 20, 2014, Oceanbulk Shipping entered into a loan agreement with Deutsche Bank AG Filiale Deutschlandgeschaft for the financing of an aggregate amount of $85,000 (the “Deutsche Bank $85,000 Facility”), in order to partially finance the construction cost of the newbuilding vessels Magnum Opus, Peloreus and Leviathan. Each tranche matures five years after the drawdown date. The applicable tranches were drawn down concurrently with the deliveries of the financed vessels, in May, July and September 2014, respectively. Each tranche is subject to 19 quarterly amortization payments equal to 1/60th of the tranche amount, with the 20th payment equal to the remaining amount outstanding on the tranche. The Deutsche Bank $85,000 Facility is secured by first priority cross-collateralized ship mortgages on the financed vessels, and general and specific assignments and was originally guaranteed by Oceanbulk Shipping. On July 4, 2014, an amendment to the Deutsche Bank $85,000 Facility was executed in order to add ITF International Transport Finance Suisse AG as a lender. On November 4, 2014, a supplemental letter was signed to replace Oceanbulk Shipping with Star Bulk Carriers Corp. as guarantor of this facility.

On June 29, 2015, the Company signed a supplemental letter with Deutsche Bank AG Filiale Deutschlandgeschaft to amend certain covenants governing this facility until December 31, 2016.

In March 2016, the tranche relating to the vessel Magnum Opus was fully repaid, following the sale of the respective vessel (Note 20).

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
8.	Long-term debt – (continued):

j)	HSBC $86,600 Facility

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

k)	HSBC $20,000 Dioriga Facility

On April 14, 2014, Dioriga Shipping Co. entered into a loan agreement with HSBC Bank plc (the “HSBC $20,000 Dioriga Facility”) for $20,000 to partially finance the construction cost of the vessel Tsu Ebisu, which was delivered in April 2014. The HSBC $20,000 Dioriga Facility matures in March 2019 and is repayable in 20 quarterly installments of $350 each, commencing three months after the drawdown, plus a balloon payment of $13,000 due together with the last installment. The HSBC $20,000 Dioriga Facility is secured by a first priority mortgage over the financed vessel and general and specific assignments. On October 3, 2014, a supplemental agreement to the HSBC $20,000 Dioriga Facility was executed in order for Star Bulk Carriers Corp. to become the guarantor of the HSBC $20,000 Dioriga Facility and to include covenants similar to those of the Company’s other vessel financing facilities.

On June 30, 2015, the Company entered into second supplemental agreements with HSBC Bank plc to amend certain covenants included in the HSBC $86,600 Facility and HSBC $20,000 Dioriga Facility until December 31, 2016. In addition, the Company agreed to provide a first priority cross collateralized mortgage over the financed vessels of the HSBC $86,600 Facility and the financed vessel of the HSBC $20,000 Dioriga Facility.

In December 2015, the Company entered into separate agreement with third party to sell the vessel Tsu Ebisu (Note 20) and therefore the Dioriga $20.0 million Facility was fully repaid in January 2016.

l)	CEXIM $57,360 Facility

On June 26, 2014, Oceanbulk Shipping entered into a loan agreement with the Export-Import Bank of China (the “CEXIM $57,360 Facility”) for the financing of an aggregate amount of up to $57,360, which will be available in two tranches of $28,680 each, to partially finance the construction cost of the two newbuilding Vessels Bruno Marks (ex-HN 1312) delivered in January 2016 and HN 1313 (tbn Jenmark), with expected delivery in March 2016.  Each tranche will mature ten years from the delivery of the last delivered financed vessel and is repayable in 20 semi-annual installments of $1,147 plus a balloon payment of $5,736, with the first installment being due on the first January 21 or July 21, six months after the delivery of each vessel. In December 2015, the Company entered into separate agreements with third parties to sell the newbuilding vessels Bruno Marks and Jenmark, upon their delivery to the Company (Note 6) and therefore the CEXIM $57,360 Facility was terminated without being drawn.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
8.	Long-term debt – (continued):

m)	NIBC $32,000 Facility:

On November 7, 2014, the Company and NIBC Bank N.V. entered into an agreement with respect to a credit facility (the “NIBC $32,000 Facility”) for the financing of an aggregate amount of up to $32,000, which is available in two tranches of $16,000, to partially finance the construction cost of two newbuilding vessels, Star Aquarius (ex-HN 5040) and Star Pisces (ex-HN 5043). An amount of $15,237 for each vessel was drawn in July and August 2015, concurrently with the delivery of the respective vessels to the Company. Each tranche is repayable in consecutive quarterly installments of $255, commencing three months after the drawdown of each tranche, plus a balloon payment of $9,633 and $9,888, for each of the two vessels, both due in November 2020. The NIBC $32,000 Facility is secured by a first priority cross collateralized mortgage over the financed vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

On June 29, 2015, the Company signed a supplemental letter with NIBC Bank N.V to amend certain covenants governing this facility until December 31, 2016.

n)	BNP $32,480 Facility:

On December 3, 2014, Positive Shipping Company, a subsidiary of Star Bulk following the completion of the Pappas Transaction, and BNP Paribas entered into an agreement with respect to a credit facility (the “BNP $32,480 Facility”) for the financing of up to $32,500 to partially finance the construction cost of its newbuilding vessel Indomitable (ex-HN 5016). An amount of $32,480 was drawn in December 2014, in anticipation of the delivery of the Indomitable to the Company on January 8, 2015. The facility is repayable in 20 equal, consecutive, quarterly principal payments of $537.2 each, with the first becoming due and payable three months from the drawdown date and a balloon installment of $21,737 payable simultaneously with the 20th installment, which is due in December 2019. The BNP $32,480 Facility is secured by a first priority mortgage over the financed vessel and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

On July 3, 2015, the Company signed a supplemental letter with BNP Paribas to amend certain covenants governing this facility from June 30, 2015 until December 31, 2016.

In December 2015, the Company entered into separate agreement with third party to sell the vessel Indomitable. In connection with this sale, the BNP $32.48 million Facility is expected to be repaid in March 2016 along with the delivery of the vessel to its new owners.

o)	Excel Vessel Bridge Facility (Note 3 and Note 20):

On August 19, 2014, the Company, through Unity Holdings LLC (“Unity”), a fully owned subsidiary, entered into a $231,000 Senior Secured Credit Agreement, among Unity, as Borrower, the initial lenders named therein, as Initial Lenders, affiliates of Oaktree and Angelo Gordon as Lenders, and Wilmington Trust National Association, as Administrative Agent. The Company used borrowings under the Excel Vessel Bridge Facility to fund portion of the cash consideration for the Excel Vessels. The Excel Vessel Bridge Facility would mature in February 2016, with mandatory repayments of $6,000, each due in March, June and September 2015. Unity, Star Bulk, and each individual vessel-owning subsidiary of Unity were guarantors under the Excel Vessel Bridge Facility. As of December 31, 2014 an amount of $195,914 had been drawn under the Excel Vessel Bridge Facility, of which an amount of $139,753 was prepaid from proceeds from the Citi Facility and the DNB $120,000 Facility (discussed below), with such prepayment being applied in direct order of maturity according to the provisions of the Excel Vessel Bridge Facility.

As of December 31, 2014, the classification of the Excel Vessel Bridge Facility, in the accompanying balance sheet was made according to the repayment schedules of the Citi Facility and DNB $120,000 Facility. On January 29, 2015, the Company fully prepaid and terminated the Excel Vessel Bridge Facility.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
8.	Long-term debt – (continued):

p)	DVB $24,750 Facility:

On October 30, 2014, the Company and DVB Bank SE, Frankfurt entered into an agreement with respect to a credit facility (the “DVB $24,750 Facility”), to partially finance the acquisition of 100% of the equity interests of Christine Shipco LLC, which is the owner of the vessel Star Martha (ex-Christine), one of the 34 Excel Vessels. On October 31, 2014, the Company drew $24,750 to pay Excel the related cash consideration. The DVB $24,750 Facility is repayable in 24 consecutive, quarterly principal payments of $900 for each of the first four quarters and of $450 for each of the remaining 20 quarters, with the first becoming due and payable three months from the drawdown date, and a balloon payment of $12,150 payable simultaneously with the last quarterly installment, which is due in October 2020. The DVB $24,750 Facility is secured by a first priority pledge of the membership interests of the Christine Shipco LLC and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

On June 29, 2015, the Company signed a supplemental letter with DVB Bank SE, Frankfurt to amend certain covenants governing this facility until December 31, 2016.

q)	Excel Vessel CiT Facility:

On December 9, 2014, the Company entered into a credit facility with CiT Finance LLC (the “Excel Vessel CiT Facility”) for an amount up to $30,000 to partially finance the acquisition of 11 of the older Excel Vessels. The Excel Vessel CiT Facility is secured on a first-priority basis by these 11 financed vessels, which consist of nine Panamax and two Handymax vessels (the “Excel Collateral Vessels”). Pursuant to an intercreditor agreement executed among the lenders under the Excel Vessel Bridge Facility and Excel Vessel CiT Facility, the Excel Collateral Vessels also secured the Excel Vessel Bridge Facility on a second-priority basis. On December 10, 2014, the Company drew $30,000 under the Excel Vessel CiT Facility. The borrowers under the Excel Vessel CiT Facility were the various vessel-owning subsidiaries that own the Excel Collateral Vessels and Star Bulk Carriers Corp. was the guarantor. The Excel Vessel CiT Facility would mature in December 2016 and was subject to quarterly amortization payments of $500, commencing on March 31, 2015, with a balloon payment equal to the outstanding amount under the Excel Vessel CiT Facility payable simultaneously with the last quarterly installment.

On June 10, 2015, the Company fully repaid the Excel Vessel CiT Facility.

r)	Sinosure Facility:

On December 22, 2014, the Company executed a binding term sheet with Deutsche Bank (China) Co., Ltd. Beijing Branch and HSBC Bank plc (the “Sinosure Facility”) for the financing of an aggregate amount of up to $156,453 to partially finance the construction cost of eight newbuilding vessels, Honey Badger (ex–HN NE 164), Wolverine (ex-HN NE 165), Star Antares (ex-HN NE 196), Star Lutas (ex-HN NE 197), HN 1080 (tbn Kennadi), HN 1081 (tbn Mackenzie), HN 1082 (tbn Night Owl) and HN 1083 (tbn Early Bird) (the “Sinosure Financed Vessels”). The financing under the Sinosure Facility is available in eight separate tranches, one for each Sinosure Financed Vessel, and is credit insured (95%) by China Export & Credit Insurance Corporation. The final loan documentation for the Sinosure Facility was signed on February 11, 2015. Each tranche, which is documented by a separate credit agreement, matures twelve years after each drawdown date and is repayable in 48 equal and consecutive quarterly installments. The Sinosure Facility is secured by a first priority cross collateralized mortgage over the Sinosure Financed Vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp. The vessels Honey Badger and Wolverine were delivered to the Company in February 2015. The vessel Star Antares was delivered to the Company in October 2015. The vessels Star Lutas and Kennadi were delivered to the Company in early January 2016 and the vessel Mackenzie was delivered to the Company in March 2016 (Note 20).

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
8.	Long-term debt – (continued):

r)	Sinosure Facility – (continued):

On September 2, 2015, the Company signed a supplemental letter agreement with Deutsche Bank (China) Co., Ltd. Beijing Branch and HSBC Bank plc to amend certain covenants governing the existing credit agreements from June 26, 2015 until December 31, 2016.

s)	Citi Facility:

On December 22, 2014, the Company entered into a credit facility with Citibank, N.A., London Branch (the “Citi Facility”) to provide financing in an amount of up to $100,000, in lieu of the Excel Vessel Bridge Facility, in connection with the acquisition of vessels Star Pauline (ex–Sandra), Star Despoina (ex–Lowlands Beilun), Star Angie, Star Sophia, Star Georgia, Star Kamila and Star Nina, which are seven of the Excel Vessels the Company has acquired (the “Citi Financed Excel Vessels”). The first tranche of $51,477.5 was drawn on December 23, 2014, and the second tranche of $42,627.5 was drawn on January 21, 2015. The Company used amounts drawn under the Citi Facility to repay portion of the Excel Vessel Bridge Facility in respect of those Citi Financed Excel Vessels. The Citi Facility matures on December 30, 2019. The Citi Facility is repayable in 20 equal, consecutive, quarterly principal payments of $3,388, with the first installment due on March 30, 2015 and a balloon installment of $26,349 payable simultaneously with the 20th quarterly installment. The Citi Facility is secured by a first priority mortgage over the Citi Financed Excel Vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

On June 30, 2015, the Company signed a supplemental Agreement with Citibank, N.A., London Branch to amend certain covenants governing this agreement until December 31, 2016.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
8.	Long-term debt- (continued):

t)	Heron Vessels Facility:

In November 2014, the Company entered into a secured term loan agreement with CiT Finance LLC (the “Heron Vessels Facility”), in the amount of $25,311, in order to partially finance the acquisition cost of the two Heron Vessels, Star Gwyneth and Star Angelina. The drawdown of the financed amount incurred in December 2014, when the Company took delivery of the Heron Vessels. The facility matures on June 30, 2019, and is repayable in 19 equal consecutive, quarterly principal payments of $744.4 (with the first becoming due and payable on December 31, 2014), and a balloon installment payable at maturity equal to the then outstanding amount of the loan. The facility is secured by a first priority mortgage over the financed vessels and general and specific assignments and is guaranteed by Star Bulk Carrier Corp.

On July 1, 2015, the Company signed a supplemental letter with CiT Finance LLC to amend certain covenants governing this agreement from June 30, 2015 until December 31, 2016 and to add the vessel Star Aline as collateral under this agreement.

u)	DNB $120,000 Facility:

On December 29, 2014, the Company entered into an agreement with DNB Bank ASA as facility agent, security agent account bank and bookrunner, DNB Bank ASA, NIBC Bank N.V and Skandinaviska Enskilda Banken AB as original lenders, mandated lead arrangers and hedge counterparties (the “DNB $120,000 Facility”), to provide financing for up to $120,000, in lieu of the Excel Vessel Bridge Facility, in connection with the acquisition of vessels Star Nasia, Star Monisha, Star Eleonora, Star Danai, Star Renee, Star Markella, Star Laura, Star Moira, Star Jennifer, Star Mariella, Star Helena and Star Maria, which are 12 of the Excel Vessels the Company has acquired (the “DNB Financed Excel Vessels”). The Company drew $88,275 on December 30, 2014, $9,515 in January, 2015, $9,507 in February 2015 and $7,769 in April 2015. The Company used amounts drawn under the DNB $120,000 Facility to repay portion of the amounts drawn under the Excel Vessel Bridge Facility relating to the DNB Financed Excel Vessels. The DNB $120,000 Facility matures in December 2019 and is repayable in 20 equal, consecutive, quarterly principal payments of $4,374, with the first installment due in March 2015, and a balloon installment of $29,160 payable simultaneously with the 20th installment. The DNB $120,000 Facility is secured by a first priority mortgage over the DNB Financed Excel Vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

On June 29, 2015, the Company signed a supplemental letter with the lenders under this facility to amend certain covenants governing this agreement until December 31, 2016.

v)	DVB $31,000 Facility:

On May 21, 2015, the Company entered into an agreement with DVB Bank SE (the “DVB $31,000 Facility”) for up to $31,000 to partially finance the construction cost of the newbuilding vessel Deep Blue (ex-HN 5017). The Company drew $28,680 in May 2015, upon the vessel’s delivery to the Company. The facility is repayable in 24 equal, consecutive, quarterly principal installments of $476.5 each, with the first become becoming due and payable three months from the drawdown date, and a balloon installment of $17,245 payable simultaneously with the 24th installment in May 2021. The DVB $31,000 Facility is secured by a first priority mortgage over the financed vessel and general and specific assignments and is guaranteed by Star Bulk Carriers Corp. In March 2016, this facility was fully repaid following the sale of the vessel Deep Blue (Note 20).

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
8.	Long-term debt – (continued):

w)	BNP $39,500 Facility:

On March 13, 2015, the Company entered into a committed term sheet with BNP Paribas for up to $39,500 to finance two vessels, the newbuilding vessel Megalodon (ex–HN5056) and the 2004-built Panamax vessel Star Emily. The loan agreement was executed on September 14, 2015 (the “BNP $39,500 Facility”). In early 2016, the Company entered into an agreement to sell the newbuilding vessel Megalodon (ex-HN5056) upon its delivery to the Company (Note 6), and the loan agreement was terminated without having been drawn.

x)	DNB–SEB–CEXIM $227,500 Facility:

On March 31, 2015, the Company entered into an agreement with DNB Bank ASA as facility agent, security agent account bank and bookrunner, DNB Bank ASA and the Export-Import Bank of China (CEXIM) as mandated lead arrangers and DNB Bank ASA, Skandinaviska Enskilda Banken AB (SEB) and CEXIM as original lenders (the “DNB–SEB–CEXIM $227,500 Facility”) for up to $227,500 to partially finance the construction cost of seven newbuilding vessels, Gargantua (ex-HN166), Goliath (ex–HN167), Maharaj (ex–HN184), HN1338 (tbn Star Aries), HN1339 (tbn Star Taurus), HN1342 (tbn Star Gemini) and HN198 (tbn Star Poseidon). The financing is available in seven separate tranches, one for each newbuilding vessel. The first tranche of $32,400 and the second and third tranche of $30,300 each were drawn, upon the delivery of the vessels Gargantua, Goliath and Maharaj in 2015. The fourth tranche of $23,400 was drawn, upon the delivery of the vessel Star Poseidon in February 2016 (Note 20). The tranches are repayable in 24 quarterly consecutive installments ranging between $367 and $508, with the first becoming due and payable three months from the drawdown date of each tranche and a final balloon installment for each tranche, ranging between $14,587 million and $20,198 million, payable simultaneously with the 24th installment. The DNB–SEB–CEXIM $227,500 Facility is secured by a first priority cross-collateralized mortgage over the financed vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

On June 29, 2015, the Company signed a supplemental letter with the lenders under this facility to amend certain covenants governing this facility until December 31, 2016.

Following the sale of the Star Aries and the Star Taurus (Note 20), the Company will not draw down on two tranches under this facility.

y)	Issuance of the 8.00% 2019 Notes:

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

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
8.	Long-term debt – (continued):

y)	Issuance of the 8.00% 2019 Notes – (continued):

The indenture governing the 2019 Notes contains customary terms and covenants, including that upon certain events of default occurring and continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the 2019 Notes then outstanding may declare the entire principal amount of all the 2019. Notes plus accrued interest, if any, to be immediately due and payable. Upon certain change of control events, the Company is required to offer to repurchase the 2019 Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption. If the Company receives net cash proceeds from certain asset sales and does not apply them within a specified deadline, the Company will be required to apply those proceeds to offer to repurchase the 2019 Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption.

z)	Credit Facility Covenants:

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

Under the DNB–SEB–CEXIM $227,500 Facility, the Company is not allowed to pay dividends until December 2017, if the Company’s liquid funds are not greater than (i) $200,000 or (ii) $2,000 per fleet vessel. Under its other loan agreements, the Company is not allowed to pay dividends until December 31, 2016. In any event, the Company may not pay dividends or distributions if an event of default has occurred and is continuing or would result from such dividend or distribution.

Furthermore, the Company’s credit facilities contain financial covenants requiring the Company to maintain various financial ratios, including:

•	a minimum percentage of aggregate vessel value to loans secured (security cover ratio or “SCR”);

•	a maximum ratio of total liabilities to market value adjusted total assets;

•	a minimum EBITDA to interest coverage ratio;

•	a minimum liquidity; and

•	a minimum equity ratio

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
8.	Long-term debt – (continued):

As of December 31, 2014 and 2015, the Company was required to maintain minimum liquidity, not legally restricted, of $35,400 and $150,000, respectively, which is included within “Cash and cash equivalents” in the accompanying balance sheets. In addition, as of December 31, 2014 and 2015, the Company was required to maintain minimum liquidity, legally restricted, of $13,972 and $13,997, respectively, which is included within “Restricted cash” current and non-current , in the accompanying balance sheets.

As of December 31, 2015, as a result of market conditions, the market value of certain of the Company’s vessels was below the minimum SCR required under certain loan agreements. A SCR shortfall does not automatically trigger the acceleration of the corresponding loans or constitute a default under the relevant loan agreements. Under these loan agreements, the Company may remedy an SCR shortfall within a period of 10 to 30 days after it receives notice from the lenders by providing additional collateral or repaying the amount of the shortfall. The Company has not received any notices from the relevant lenders that would indicate their intention to exercise their rights under the SCR provisions of the relevant loan agreements and cause acceleration of respective outstanding loan amounts. As of December 31, 2015, $14,268, which was the amount that could be made repayable under the SCR provisions by the lenders (or “SCR Shortfall Amount”), was reclassified as current portion of long term debt within current liabilities. Apart from this, as of December 31, 2014 and 2015, the Company was in compliance with the applicable financial and other covenants contained in its debt agreements, including the 2019 Notes.

The weighted average interest rate related to the Company’s existing debt (including the margin) as of December 31, 2013, 2014 and 2015 was 3.34%, 3.53 % and 3.69%, respectively. The commitment fees incurred during the years ended December 31, 2014 and 2015, with regards to the Company’s unused credit facilities were $637 and $3,157, respectively.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
8.	Long-term debt – (continued):

The principal payments required to be made after December 31, 2015, for all the then outstanding debt, are as follows:

Years	Amount
December 31, 2016	$112,873
December 31, 2017	87,826
December 31, 2018	184,886
December 31, 2019	326,573
December 31, 2020	53,620
December 31, 2021 and thereafter	145,960
Total (including 8.00% 2019 Notes)	$911,738
Excluding 8.00% 2019 Notes	50,000
Total Long term debt	$861,738

The amount of $112,873, which is payable during the next twelve months ending December 31, 2016, does not include the SCR Shortfall Amount of $14,268, which was reclassified as current portion of long term debt as described above. At December 31, 2015, 61 of the Company’s 70 owned vessels, having a net carrying value of $1,559,339, were subject to first-priority mortgages as collateral to its loan facilities. In addition four of the Company’s bareboat vessels, having a net carrying value of $121,010, were cross-collateral under the Company’s bareboat lease agreements.

All of the Company’s bank loans bear interest at LIBOR plus a margin. The amounts of “Interest and finance costs” included in the accompanying consolidated statements of operations are analyzed as follows:

	2013	2014	2015
Interest on long term debt	$6,786	$15,362	$35,969
Less: Interest capitalized	(633)	(7,838)	(12,079)
Reclassification adjustments of interest rate swap loss transferred to Interest and finance costs from Other comprehensive income	—	1,055	2,416
Amortization of deferred finance charges	522	681	2,732
Other bank and finance charges	139	315	623
Interest and finance costs	$6,814	$9,575	$29,661

In connection with the partial prepayment of Excel Vessel Bridge Facility, $652 of unamortized deferred finance charges were written off and included under “Loss on debt extinguishment” in the accompanying consolidated statement of operations for the year ended December 31, 2014. In addition, in connection with the prepayment of the Excel Vessel Bridge Facility, the Excel Vessel CiT Facility, the ABN AMRO $31,000 Facility and the Commerzbank 26,000 Facility, $974 of unamortized deferred finance charges were written off and included under “Loss on debt extinguishment” in the accompanying consolidated statement of operations for the year ended December 31, 2015.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
9.	Preferred, Common Stock and Additional paid in capital:

Preferred Stock: Star Bulk is authorized to issue up to 25,000,000 shares of preferred stock, $0.01 par value with such designations, as voting, and other rights and preferences, as determined by the Board of Directors. As of December 31, 2014 and 2015 the Company had not issued any preferred stock.

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

Each outstanding share of the Company’s common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to ratably receive all dividends, if any, declared by the Company’s Board of Directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of the Company’s securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of shares of common stock are subject to the rights of the holders of any shares of preferred stock which the Company may issue in the future.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
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

As disclosed in Note 13 below, during the year ended December 31, 2013, the Company issued: (i) 239,333 common shares in connection with its 2013 Equity Incentive Plan; (ii) 12,000 common shares, which were granted to a former director of the Company; and (iii) 18,667 common shares to the former Chief Executive Officer of the Company, representing the second and the third installments of his minimum guaranteed incentive award in accordance with his consultancy agreement (Note 3).

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

As disclosed in Note 13 below, during the year ended December 31, 2014, the Company issued: (i) 394,167 common shares in connection with its 2014 Equity Incentive Plan; (ii) 8,000 common shares, which were granted to certain directors of the Company; (iii) 9,333 common shares to the Company’s former Chief Executive Officer, representing the first installment of his minimum guaranteed incentive award in accordance with his consultancy agreement; and (iv) 168,842 the Company’s former Chief Executive Officer pursuant to a termination agreement dated July 31, 2014 (Note 3).

In August 2014, the Company agreed to issue the Excel Vessel Share Consideration of 29,917,312 common shares under the terms of the Excel Transactions. As of December 31, 2015, the Company had issued all shares, out of which 25,659,425 common shares were issued in 2014 as part of the Excel Vessel Share Consideration and the remaining 4,257,887 shares were issued in 2015 (Note 1 and Note 5).

On January 14, 2015, the Company completed a primary underwritten public offering of 49,000,418 of its common shares, at a price of $5.00 per share. The aggregate proceeds to the Company, net of underwriters’ commissions and offering expenses, were $242,211.

On May 18, 2015, the Company completed a primary underwritten public offering of 56,250,000 common shares, at a price of $3.20 per share. The aggregate proceeds to the Company, net of underwriters’ commissions and offering expenses, were $175,586.

As disclosed in Note 3 above, 171,171 common shares were issued during the year ended December 31, 2015, as consideration for the third installment payable to Oceanbulk Maritime S.A. as commission for the shipbuilding contracts of certain of the Company’s newbuilding vessels.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
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

For the year ended December 31, 2015, other operational gain of $592 was recognized, mainly consisting of $550 cash received from the sale of KLC shares acquired in connection with the rehabilitation plan discussed below in Note 17.1.b.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
11.	Other operational loss:

On September 29, 2010, the Company entered into an agreement with a third party to sell 45% of its interests in any future proceeds related to the recovery of certain of the commercial claims for consideration of $5,000 (Note 17.1. (a)). During the year ended December 31, 2012, the Company came to a legal settlement over a legal case included in the above agreement and paid the third party 45% of the proceeds from that settlement. As a result, for the year ended December 31, 2013, other operational loss totaled $1,125, representing the expense incurred by the Company to a third party in connection to the settlement of a commercial claim, based on the same agreement.

For the year ended December 31, 2014 and 2015, other operational loss totaled $94 and $0, respectively.

12.	Management fees:

As of January 1, 2015, the Company engaged Ship Procurement Services S.A. (“SPS”), an unaffiliated third party company, to provide to its fleet certain procurement services at a daily fee of $0.295 per vessel. Total management fees to SPS for the year ended December 31, 2015, were $7,985 and are included in Management fees in the accompanying consolidated statement of operations. In addition, Management fees for the year ended December 31, 2015 also include $451 of fees incurred pursuant to the management agreement with Maryville discussed in Note 3.

13.	Equity Incentive Plans:

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

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
13.	Equity Incentive Plans – (continued):

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

On August 4, 2014, the Company issued an aggregate of 168,842 common shares to its former Chief Executive Officer and current Non-Executive Chairman, in accordance with the terms of an agreement to terminate his consultancy agreement, effective July 31, 2014 (Note 3). The fair value of each share was $10.71, based on the closing price of the Company’s common stock on the grant date, the date of the release agreement. In addition, as a result of the termination agreement, the second and the third installments of his minimum guaranteed incentive award under his consultancy agreement of 9,333 and 9,334, which would vest on May 3, 2015 and 2016, respectively, were cancelled (Note 3).

On July 11, 2014, 15,000 common shares were granted to two of the Company’s directors and vested on the same date. The Company plans to issue the respective shares in 2016. The fair value of each share was $12.03, based on the closing price of the Company’s common shares on the grant date.

On April 13, 2015, the Company’s Board of Directors adopted the 2015 Equity Incentive Plan and reserved for issuance 1,400,000 common shares thereunder. The terms and conditions of the 2015 Plan are substantially similar to the terms and conditions of Company’s previous equity incentive plans.

In addition, on April 13, 2015, the Company granted 676,150 restricted common shares to certain directors, former directors, officers and employees, which will vest on April 13, 2016. The fair value of each restricted share was $3.55, which was determined by reference to the closing price of the Company’s common shares on the grant date.

On the same date, the Board of Directors granted share purchase options of up to 521,250 common shares to certain executive officers, at an option exercise price of $5.50 per share. These options are exercisable in whole or in part between the third and the fifth anniversary of the grant date, subject to the respective individuals remaining employed by the Company at the time the options are exercised.

The fair value of all share option awards was calculated based on the modified Black-Scholes method. A description of the significant assumptions used to estimate the fair value of the share option awards is set out below:

▪	Option type: Bermudan call option

▪	Grant Date: April 13, 2015

▪	Expected term: Given the absence of expected dividend payments (discussed below), the Company expects that it is optimal for the holders of the granted options to avoid early exercise of the options. As a result, the Company assumes that the expected term of the options is their contractual term (i.e. five years from the grant date).

▪	Expected volatility: The Company used the historical volatility of the common shares to estimate the volatility of the price of the shares underlying the share option awards. The final expected volatility estimate, which is based on historical volatility for the two years preceding the grant date, was 59.274%.

▪	Expected dividends: The Company does not currently pay any dividends to its shareholders, and the Company’s loan agreements contain restrictions and limitations on dividend payments. Based on the foregoing, the outstanding newbuilding orderbook of the Company and the market conditions prevailing currently in the dry bulk industry, the Company’s management determined that for purposes of this calculation the Company is not expected to pay dividends before the expiration of the share options.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
13.	Equity Incentive Plans – (continued):

▪	Dilution adjustment: Compared to the number of common shares outstanding, the Company’s management considers the overall number of shares covered by the options as immaterial, and no dilution adjustment was incorporated in the valuation model.

▪	Risk-free rate: The Company has elected to employ the risk-free yield-to-maturity rate to match the expected term of the options (which as explained above is expected to be five years from the grant date). As of the grant date, the yield-to-maturity rate of five-year U.S. Government bonds was approximately 1.3%.

All non-vested shares and options vest according to the terms and conditions of the applicable award agreements. The grantee does not have the right to vote the non-vested shares or exercise any right as a shareholder of the non-vested shares, although the issued and non-vested shares pay dividends as declared. The dividends with respect to these shares are forfeitable. Share options have no voting or other shareholder rights. For the years ended December 31, 2013, 2014 and 2015, the Company paid no dividends on non-vested shares.

The Company expects that there will be no forfeitures of non-vested shares or options. The shares which are issued in accordance with the terms of the Company’s equity incentive plans or awards remain restricted until they vest. For the years ended December 31, 2013, 2014 and 2015, the stock based compensation cost was $1,488, $5,834 and $2,684, respectively, and is included under “General and administrative expenses” in the accompanying consolidated statement of operations.

A summary of the status of the Company’s non-vested restricted shares as of December 31, 2013, 2014 and 2015, and the movement during these years is presented below.

	Number of shares	Weighted Average Grant Date Fair Value

Unvested as at January 1, 2013	18,667	$36.75
Granted	279,333	6.43
Vested	(21,333)	19.71
Unvested as at December 31, 2013	276,667	$7.46

Unvested as at January 1, 2014	276,667	$7.46
Granted	586,009	10.85
Vested	(449,842)	8.94
Cancelation of shares due to termination agreement with former CEO	(18,667)	6.20
Unvested as at December 31, 2014	394,167	$10.86

Unvested as at January 1, 2015	394,167	$10.86
Granted	676,150	3.55
Vested	(394,167)	10.86
Unvested as at December 31, 2015	676,150	$3.55

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
13.	Equity Incentive Plans – (continued):

A summary of the status of the Company’s non-vested share options as of December 31, 2015, and the movement during the year, since granted, is presented below

	Shares	Weighted average exercise price	Weighted Average Grant Date Fair Value
Options
Outstanding at January 1, 2015	—	$—	$—
Granted	521,250	5.5	1.4121
Outstanding as of December 31, 2015	521,250	$5.5	$1.4121

The estimated compensation cost relating to non-vested share option and restricted share awards not yet recognized was $630 and $680, respectively, as of December 31, 2015 and is expected to be recognized over the weighted average period of 4.29 years and 0.28 years, respectively. The total fair value of shares vested during the years ended December 31, 2013, 2014 and 2015 was $136, $5,773 and $1,301, respectively.

14.	Earnings / (Loss) per share:

All shares issued (including the restricted shares issued under the Company’s equity incentive plan) are the Company’s common stock and have equal rights to vote and participate in dividends. The restricted shares issued under the Company’s equity incentive plans are subject to forfeiture provisions set forth in the applicable award agreement. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. For the years ended December 31, 2014 and 2015, during which the Company incurred losses, the effect of 394,167 and 676,150 non-vested shares, respectively, as well as the effect of 521,250 non vested share options as of December 31, 2015, would be anti-dilutive, and “Basic loss per share” equals “Diluted loss per share”. The weighted average diluted common shares outstanding for the year ended December 31, 2013 included the effect of 65,045 incremental shares assumed to be issued under the treasury stock method, excluding 3,404 incremental shares due to their anti-dilutive effect.

The Company calculates basic and diluted losses per share as follows:

	2013	2014	2015
Income / (Loss):
Net income / (loss)	$1,850	$(11,723)	$(458,177)

Basic earnings / (loss) per share:
Weighted average common shares outstanding, basic	14,051,344	58,441,193	195,623,363
Basic earnings / (loss) per share	$0.13	$(0.20)	$(2.34)

Effect of dilutive securities:
Dillutive effect of non vested shares	65,045	—	—
Weighted average common shares outstanding, diluted	14,116,389	58,441,193	195,623,363

Diluted earnings / (loss) per share	$0.13	$(0.20)	$(2.34)

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
15.	Accrued liabilities

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2014	2015
Audit fees	$432	$386
Legal fees	1,149	449
Other professional fees	350	26
Vessel Operating and voyage expenses	8,477	9,555
Loan interest and financing fees	3,330	4,357
Total Accrued Liabilities	$13,738	$14,773

16.	Income taxes:

a)	Taxation on Marshall Islands Registered Companies

Under the laws of the countries of the shipowning companies’ incorporation and/or vessels’ registration, the shipowning companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes, which have been included under “Vessel operating expenses” in the accompanying statements of operations. In addition, effective as of January 1, 2013, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Hellenic Republic. The technical managers of the Company’s vessels, which are established in Greece under Greek Law 89/67, are responsible for the filing and payment of the respective tonnage tax on behalf the Company. These tonnage taxes for 2013, 2014 and 2015 amounted to $668, $1,260 and $3,302 respectively, and have also been included under “Vessel operating expenses” in the accompanying statements of operations. Furthermore, the New Tonnage Tax System (“TTS”) for Cypriot merchant shipping applicable from fiscal year 2010. Under the new TTS, qualifying ship managers who opted and are accepted to be taxed under the TTS are subject to an annual tax referred to as tonnage tax, which is calculated on the basis of the net tonnage of the qualifying ships they manage. The technical managers of the Company’s vessels, which are established and operate in Cyprus, are responsible for the filing and payment of the respective tonnage tax. This tonnage tax for 2015 amounted to $11, and has also been included under “Vessel operating expenses” in the accompanying statements of operations.

b)	Taxation on US Source Income – Shipping Income

The Company believes that it and its subsidiaries are exempt from U.S. federal income tax at 4% on U.S. source shipping income for the taxable years 2012, 2013, 2014, and 2015, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and the Company’s stock is primarily and regularly traded on an established securities market in the United States, as defined by the Internal Revenue Code (IRC) of the United States.  Under IRS regulations, a Company’s stock will be considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power of all classes of stock of the corporation entitled to vote and of the total value of the stock of the corporation, are listed on the market and (ii) (A) such class of stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one sixth of the days in a short taxable year; and (B) the aggregate number of shares of such class of stock traded on such market during the taxable year must be at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. Notwithstanding the foregoing, the treasury regulations provide, in pertinent part, that a class of the Company’s stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of the Company’s outstanding stock, (“5% Override Rule”).

c)	Taxation on Maltese Registered Company

In addition to the tax consequences discussed above, the Company may be subject to tax in one or more other jurisdictions, including Malta, where the Company conducts activities. The amount of any such tax imposed upon the Company’s operations for year 2015 in Malta will be immaterial.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
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

During the year ended December 31, 2013, the Company received $2,500, under the settlement agreement, which is included under “Other operational gain” in the accompanying consolidated statement of operations for the year ended December 31, 2013 (Note 10).

b.	In February 2011, Korea Line Corporation (“KLC”), charterer at the time of the vessels Star Gamma and Star Cosmo, commenced rehabilitation proceedings in Seoul, Korea. Under the rehabilitation plan approved by KLC’s creditors on October 14, 2011, the Company was entitled to receive $6,839, of which 37% is to be paid in cash over a period of ten years and the remaining 63% would be converted into KLC’s shares at a rate of one common share of KLC with par value of KRW 5,000 for each KRW 100,000 of claim. Based on the terms of the rehabilitation plan, the shares of KLC were restricted from trading for six months. In addition, the Company entered into a direct agreement with KLC and received $172 in October 2011 and $172 in January 2013, as part of the due hire for Star Gamma. Finally, the Company entered into two tripartite agreements with KLC and the sub-charterers of the vessels Star Gamma and Star Cosmo, under which the Company received $86 from the Star Gamma sub-charter in December 2011 and $121 in March 2012 from the Star Cosmo sub-charterer. As of December 31, 2011, the Company determined that $498 of receivables were not recoverable due to the long term time period of KLC’s rehabilitation plan and the uncertainty surrounding the continuation of KLC’s operations and recognized a corresponding provision.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
17.	Commitments and Contingencies – (continued):

1)	Legal proceedings – (continued):

On November 19, 2012, the Company received 11,502 shares (46,007 shares before split) of KLC as part of the rehabilitation plan described above for the vessel Star Gamma, which shares were sold the same date. The cash proceeds from the sale of the respective shares were $144. In December 2012, the Company also received $12 and $1 in cash, for Star Gamma and Star Cosmo, respectively, pursuant to the terms of the rehabilitation plan. In October 2013, the Company received $167 and $10 for Star Gamma and Star Cosmo, respectively, pursuant to the terms of the rehabilitation plan, and the total amount of $177 is included under “Other operational gain” in the consolidated statements of operations for the year ended December 31, 2013 (Note 10). These amounts have been received as early payment of the cash component of the rehabilitation plan. The next tranche of 718 shares for the vessel Star Cosmo was released from lock up on June 4, 2013 and along with the 24,196 and 983 shares issued in November 2013, pursuant to the terms of the rehabilitation plan for Star Gamma and Star Cosmo, respectively, all of the KLC shares had been sold by December 31, 2015 and an amount of $592 was included in “Other operational gain” in the accompanying statement of operations for the year ended December 31, 2015 (Note 10).

c.	On July 13, 2011, Star Cosmo was retained by the port authority in the Spanish port of Almeria and was released on July 16, 2011. According to the port authority, the vessel allegedly discharged oily water while sailing in Spanish waters in May 2011, more than two months before being retained, and related records were allegedly deficient. Administrative investigation commenced locally. The Company posted a cash collateral of €340,000 (approx. $371, using the exchange rate as of December 31, 2015, eur/usd 1.09) to guarantee the payment of fines that may be assessed in the future, and the vessel was released. The cash collateral of €340,000 was released to the Company in March 2012, after being replaced by a P&I Letter of undertaking. The fines were previously reduced by the Spanish administrative authorities to €260,000 (approx. $283, using the exchange rate as of December 31, 2015, eur/usd 1.09). Except for an amount of €60,000 (approx. $65, using the exchange rate as of December 31, 2015, eur/usd 1.09), which was irrevocably adjudicated in March 2015, the remaining amount of this fine remains subject to adjudication. Up to $1 billion of the liabilities associated with the individual vessel’s actions, mainly for sea pollution, are covered by the P&I Club Insurance. The Company has not accrued any amount for this case.

d.	In March 2013, the Company commenced arbitration proceedings against Hanjin HHIC-Phil Inc., the shipyard that constructed the Star Polaris, relating to an engine failure the vessel experienced in Korea. This resulted in 142 off-hire days and the loss of $2,343 in revenues. The Company pursued the compensation for the cost of the repairs and the loss of revenues and following the arbitration hearing in July 2015, the arbitral tribunal issued its partial final award (the “Award”), which found the yard liable for certain aspects of the claim but did not quantify the Award. The Company sought permission to appeal the Award before the High Court of United Kingdom, which procedure is pending. If the permission to appeal is denied, a further hearing will take place before the same arbitral tribunal to quantify the damages for which the yard is liable.

e.	On June 28, 2013, the Company received a letter from the receivers of STX Pan Ocean Co. Ltd., or STX, terminating the charter agreement for the vessel Star Borealis. Star Borealis was on time charter at an average gross daily charter rate of $24.75 for the period from September 11, 2011 until July 11, 2021. On September 11, 2014, Star Bulk agreed the settlement of a claim for damages and due hire brought by its subsidiary, Star Borealis LLC arising from the purported repudiation of the Star Borealis charter agreement by charterer STX (the “Settled Claim”). Star Borealis LLC negotiated, sold and assigned the rights to the Settled Claim to an unrelated third party for $8,016, which was received on October 3, 2014. The Company recorded in 2014 a gain of approximately $9,377 including the extinguishment of a $1,361 liability related to the amount of fuel and lubricants remaining on board of Star Borealis at the time of the charter repudiation.

f.	On October 23, 2014, a purported shareholder (the “Plaintiff”) of the Company filed a derivative and putative class action lawsuit in New York state court against the Company’s Chief Executive Officer, members of its Board of Directors and several of its shareholders and related entities. The Company has been named as a nominal defendant in the lawsuit. The lawsuit alleges that the acquisition of Oceanbulk and purchase of several Excel Vessels were the result of self-dealing by various defendants and that the Company entered into the respective transactions on unfair terms. The lawsuit further alleges that, as a result of these transactions, several defendants’ interests in the Company have increased and that the Plaintiff’s interest in the Company has been diluted. The lawsuit also alleges that the Company’s management has engaged in other conduct that has resulted in corporate waste. The lawsuit seeks cancellation of all shares issued to the defendants in connection with the acquisition of Oceanbulk, unspecified monetary damages, the replacement of some or all members of the Company’s Board of Directors and its Chief Executive Officer, and other relief. The Company believes the claims are completely without merit, denies them and intends to vigorously defend against them in court. On November 24, 2014, the Company and the other defendants removed the action to the United States District Court for the Southern District of New York. On March 4, 2015, the Company and the other defendants moved to dismiss the complaint. On February 18, 2016, the court granted the Company’s motion to dismiss in full and dismissed the matter. On February 24, 2016, Plaintiff filed a notice of appeal. The appeal is pending.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
17.	Commitments and Contingencies – (continued):

2)	Other contingencies:

Contingencies relating to Heron

Following the completion of the Merger, Oceanbulk Shipping became a wholly owned subsidiary of the Company. As further discussed in Note 1, Oceanbulk Shipping owned the Heron Convertible Loan, which was convertible into 50% of Heron’s equity. After the conversion of the loan, on November 5, 2014 (Note 1), Heron is a 50-50 joint venture between Oceanbulk Shipping and ABY Group Holding Limited, and Oceanbulk Shipping shares joint control over Heron with ABY Group Holding Limited. Based on the applicable related agreements, neither party will entirely control Heron. In addition, any operational and other decisions with respect to Heron will need to be jointly agreed between Oceanbulk Shipping and ABY Group Holding Limited. As of December 31, 2015, all vessels previously owned by Heron have been either sold or distributed to its equity holders. While Oceanbulk Shipping and ABY Group Holding Limited intend that Heron eventually will be dissolved shortly after receiving permission from local authorities, until that occurs, contingencies to the Company may arise. However, the pre-transaction investors in Heron will effectively remain as ultimate beneficial owners of Heron, until Heron is dissolved on the basis that, according to the Merger Agreement, any cash received from the final liquidation of Heron will be transferred to the Sellers. As of December 31, 2014 and 2015, the Company had an outstanding payable of $1,689 and $50 to the Sellers, respectively, which is included under “Due to related parties” in the accompanying balance sheets.

3)	Lease commitments:

The following table sets forth inflows or outflows, related to the Company’s leases, as at December 31, 2015.

	Twelve month periods ending December 31,
+ inflows/ - outflows	Total	2016	2017	2018	2019	2020	2021 and thereafter
Future, minimum, non-cancellable charter revenue (1)	$34,784	$33,695	$1,089	$—	$—	$—	$—
Future, minimum, non-cancellable lease payment under vessel operating leases (2)	(5,949)	(3,605)	(2,344)	—	—	—	—
Office rent	(1,687)	(256)	(256)	(255)	(252)	(247)	(421)
Bareboat capital leases - upfront hire & handling fees (3)	(7,477)	(6,469)	(672)	(336)	—	—	—
Bareboat commitments charter hire (4)	(282,474)	(7,126)	(16,951)	(21,388)	(21,291)	(21,774)	(193,944)
Total	$(262,803)	$16,239	$(19,134)	$(21,979)	$(21,543)	$(22,021)	$(194,365)

(1)	The amounts represent the minimum contractual charter revenues to be generated from the existing, as of December 31, 2015, non-cancellable time and freight charter until their expiration, net of address commission, assuming no off-hire days other than those related to scheduled interim and special surveys of the vessels.

(2)	The amounts represent the Company’s commitments under the operating lease arrangement for Maiden Voyage disclosed in Note 5.

(3)	The amounts represent the Company’s commitments under the bareboat lease arrangements representing the upfront hire fee and handling fees for those vessels being, as of December 31, 2015, under construction.

(4)	The amounts represent the Company’s commitments under the bareboat lease arrangements representing the charter hire for those vessels being, as of December 31, 2015, under construction discussed in Note 6, as well as those commitments under bareboat lease agreements discussed in Note 5. The bareboat charter hire is comprised of fixed and variable portion, the variable portion is calculated based on the 6-month LIBOR of 0.846%, as of December 31, 2015 (please refer to Note 6).

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
18.	Voyage and Vessel operating expenses:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2013	2014	2015
Voyage expenses
Port charges	$1,455	$5,132	$17,619
Bunkers	4,338	33,146	48,535
Commissions – third parties	867	1,902	2,915
Commissions – related parties (Note 3)	773	1,997	3,350
Miscellaneous	116	164	458
Total voyage expenses	$7,549	$42,341	$72,877

Vessel operating expenses
Crew wages and related costs	$14,355	$29,449	$65,402
Insurances	2,968	4,561	8,026
Maintenance, repairs, spares and stores	5,772	9,415	18,577
Lubricants	2,339	3,901	8,187
Tonnage taxes	797	1,360	3,717
Upgrading expenses	205	3,167	6,205
Miscellaneous	651	1,243	2,682
Total vessel operating expenses	$27,087	$53,096	$112,796

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

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
19.	Fair value measurements – (continued):

Fair value on a recurring basis:

Interest rate swaps:

The Company enters into interest rate derivative contracts to manage interest costs and risk associated with changing interest rates with respect to its variable interest loans and credit facilities.

In June 2013, the Company entered into two interest rate swap agreements with Credit Agricole Corporate and Investment Bank (the “Credit Agricole Swaps”) to fix forward its floating interest rate liabilities under the two tranches of the Credit Agricole $70,000 Facility (Note 8c). The Credit Agricole Swaps were based on an amortizing notional amount beginning from $26,840 and $28,628, for the Star Borealis and Star Polaris tranches, respectively, of the Credit Agricole $70,000 Facility. The Credit Agricole Swaps were effective by November and August 2014, respectively, and mature in August and November 2018. Under the terms of the Credit Agricole Swaps, the Company pays on a quarterly basis a fixed rate of 1.705% and 1.720% per annum, respectively, while receiving a variable amount equal to the three month LIBOR, both applied on the notional amount of the swaps outstanding at each settlement date. As of December 31, 2015, the notional amount of these swaps was $24,898 and $26,130, for the vessel Star Borealis and the vessel Star Polaris, respectively.

In addition, on April 28, 2014, the Company entered into two interest rate swap agreements (the “HSH Swaps”) to fix forward 50% of its floating interest rate liabilities for the HSH Nordbank $35,000 Facility (Note 8f). The HSH Swaps came into effect in September 2014 and mature in September 2018. Under the terms of the HSH Swaps, the Company is paying on a quarterly basis a fixed rate of 1.765% per annum, while receiving a variable amount equal to the three month LIBOR, both applied on the notional amount of the swaps outstanding at each settlement date. As of December 31, 2015, the notional amount of these swaps was $15,385.

Up to August 31, 2014, because the Credit Agricole Swaps and the HSH Swaps were not designated as accounting hedges, changes in their fair value at each reporting period up to that date, were reported in earnings as a loss under “Gain/ (Loss) on derivative financial instruments, net”. On August 31, 2014 the Company designated the Credit Agricole Swaps and the HSH Swaps as cash flow hedges in accordance with ASC 815, “Derivatives and Hedging”. Since that date, the effective portion of these cash flow hedges is reported in “Accumulated other comprehensive income / (loss)” while the ineffective portion of these cash flow hedges is reported under “Gain / (Loss) on derivative financial instruments, net”.

As part of the Merger, the Company acquired five swap agreements that Oceanbulk Shipping had entered during the third quarter of 2013 with Goldman Sachs Bank USA (the “Goldman Sachs Swaps”). The Goldman Sachs Swaps were effective by October 2014 and mature in April 2018. Under their terms, Oceanbulk Shipping makes quarterly payments to the counterparty at fixed rates ranging between 1.79% to 2.07% per annum, based on an aggregate notional amount beginning at $186,307 on July 1, 2015, and increasing up to $461,264 on October 1, 2015. The counterparty makes quarterly floating rate payments at three-month LIBOR to the Company based on the same notional amount. Upon the completion of the Merger, on July 11, 2014, the Company re-designated the Goldman Sachs Swaps as cash flow hedges in accordance with ASC 815. Accordingly, the effective portion of these cash flow hedges, from that date and until March 31, 2015 (see below), was reported in “Accumulated other comprehensive income / (loss)”, while the ineffective portion of these cash flow hedges was reported as gain under “Gain /(Loss) on derivative financial instruments, net”, in the statement of operations for the relevant period. As of December 31, 2015 the notional amount of these swaps was $451,426.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
19.	Fair value measurements – (continued):

Fair value on a recurring basis – (continued):

Interest rate swaps:

Due to (i) changes in the timing of delivery of some of the Company’s newbuilding vessels and, by extension, the timing of some of the forecasted transactions, (ii) changes in LIBOR curves, and (iii) the sale of some of the Company’s vessels in 2015 whose loans had been designated as hedged items, the Company determined that the “highly effective” criterion of the hedging effectiveness test for the Goldman Sachs Swaps was not satisfied for the quarter ended June 30, 2015. Consequently, the hedging relationship related to the Goldman Sachs Swaps no longer qualified for special hedge accounting, and as of April 1, 2015, the Company de-designated the cash flow hedge related to the Goldman Sachs Swaps. As a result, changes in the fair value of these swaps since the date of de-designation, April 1, 2015, were reported in earnings under “Gain / (Loss) on derivative financial instruments, net”. The amount already reported up to March 31, 2015 in “Accumulated other comprehensive income / (loss)” with respect to the corresponding swaps will be reclassified to earnings when the hedged forecasted transaction impacts the Company’s earnings (i.e., when the hedged loan interest is incurred), except for $1,793 related to loans of sold or expected to be sold vessels that were reclassified to earnings in the year ended December 31, 2015, since the forecasted transaction attributable to these vessels was no longer expected to occur. The unamortized balance of “Accumulated other comprehensive income / (loss)” with respect to the corresponding swaps as of December 31, 2015 was $1,261.

The amount recognized in Other Comprehensive Income / (Loss) is derived from the effective portion of unrealized losses from cash flow hedges.

The amounts of Gain/ (Loss) on derivative financial instruments recognized in the accompanying consolidated statements of operations are analyzed as follows:

Consolidated Statement of Operations
	2013	2014	2015
Gain/(loss) on derivative instruments, net
Unrealized gains/(losses) from the Credit Agricole Swaps and the HSH Swaps before hedging designation (August 31, 2014)	$91	$(799)	$—
Unrealized gains/(losses) from the Goldman Sachs Swaps after de-designation of accounting hedging relationship (April 1, 2015)	—	—	3,443
Realized gains/(losses) from the Goldman Sachs Swaps after de-designation of accounting hedging relationship (April 1, 2015)	—	—	(4,918)
Write-off of unrealized losses related to forecasted transactions which are no longer considered probable reclassified from other comprehensive income/(loss)	—	—	(1,793)
Ineffective portion of cash flow hedges	—	—	—
Total Gains/(Losses) on derivative instruments, net	$91	$(799)	$(3,268)
Interest and finance costs
Reclassification adjustments of interest rate swap loss transferred to Interest and finance costs from Other comprehensive income/(loss)	—	(1,055)	(2,416)
Total Gains/(Losses) recognized	$91	$(1,854)	$(5,684)

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
19.	Fair value measurements – (continued):

An amount of approximately ($578) is expected to be reclassified into earnings during the following 12-month period when realized.

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

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2014 and 2015, based on Level 2 observable inputs of the fair value hierarchy such as interest rate curves.

	Significant Other Observable Inputs (Level 2)
	2014		2015
	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Interest rate swaps - asset position	$—	—	$—	—
Total	$—	—	$—	—
LIABILITIES
Interest rate swaps - liability position (current and non-current)	$—	7,732	$7,642	807
Total	$—	7,732	$7,642	807

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans, bearing interest at variable interest rates, approximates their recorded values as of December 31, 2015.

The 8.00% 2019 Notes have a fixed rate, and their estimated fair value as of December 31, 2015, determined through Level 1 inputs of the fair value hierarchy (quoted price on NASDAQ under the ticker symbol SBLKL), is approximately $24,000 .

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
19.	Fair value measurements – (continued):

Fair value on a nonrecurring basis

As a result of the decline in charter rates and vessel values during the previous years and because market expectations for future rates were low and vessel values were unlikely to increase to the high levels of 2008, the Company reviewed, in 2013, 2014 and 2015 the recoverability of the carrying amount of its vessels. The impairment analysis for the year ended December 31, 2013 and 2014, indicated that the carrying amount of the Company’s vessels was recoverable, and therefore, the Company concluded that no impairment charge was necessary. As further discussed in Note 5, the Company recognized an impairment loss of $321,978 for the year ended December 31, 2015, of which:

(i)	$17,815 relates to sold operating vessels that had been delivered to their purchasers as of December 31, 2015 or bareboat vessels that were reassigned to their owners during the year. The carrying value of these vessels was written down to the fair value as determined by reference to their agreed sale (or reassignment) prices less costs of sale.

(ii)	$201,585 relates to sold operating vessels and newbuildings in 2015 or in early 2016 that had not been delivered to their purchasers as of December 31, 2015. The carrying value of these vessels was written down to the fair value as determined by reference to their agreed sale prices less costs of sale.

(iii)	$102,578 relates to certain other operating vessels and newbuildings. Pursuant to its impairment analysis for the year ended December 31, 2015, the Company estimated that these operating vessels and newbuildings would have future undiscounted projected operating cash flows to be earned over their operating life less than their carrying value. In estimating the projected cash flows for these vessels, the Company took into consideration the possibility of their sale, to the extent that attractive sale prices are attainable. The carrying value of these vessels was written down to the fair value as determined by reference to the vessel valuations of independent shipbrokers (as of mid to late December 2015).

The following table summarizes the valuation of these assets described under (ii) and (iii) above, measured at fair value on a non-recurring basis as of December 31, 2015.

Fair Value Measurements Using

Long-lived assets held and used	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment loss
Vessels, net	$—	$259,775	$—	$145,631
Advances for vessels under construction	—	36,152	—	158,532
TOTAL	$—	$295,927	$—	$304,163

In addition, please refer to Note 1 for the fair value of assets acquired and liabilities assumed by the Company at the Merger and the Pappas Transaction on July 11, 2014, which was the acquisition date.

STAR BULK CARRIERS CORP. Notes to Consolidated Financial Statements December 31, 2015 (Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
20.	Subsequent Events:

a)	Sale of Vessels: In 2015, as further discussed in Note 5, the Company entered into various separate agreements with third parties to sell certain of the Company’s operating vessels (Indomitable, Magnum Opus, Tsu Ebisu and Deep Blue). In addition, in 2015, as further discussed in Note 6, the Company entered into various separate agreements with third parties to sell upon their delivery from the shipyards the newbuilding vessels Behemoth, Bruno Marks, Jenmark, Star Aries and Star Taurus. In early 2016, the Company entered into various separate agreements with third parties to sell the operating vessel Obelix and the newbuilding vessel Megalodon (ex-HN 5056) upon its delivery from the shipyard. The net book value of these operating and newbuilding vessels as of December 31, 2015, was $176,336. The delivery dates of these vessels are discussed below:

Operating Vessels:

i.	On February 3, 2016, the vessel Tsu Ebisu was delivered to its new owners.

ii.	On March 2, 2016, the vessel Magnum Opus was delivered to its new owners.

In connection with the sale of Tsu Ebisu and Magnum Opus, the Company repaid $17,550 and $18,000, respectively, under their corresponding facilities as discussed in Note 8.

iii.	On March 18, 2016, the vessel Deep Blue was delivered to its new owners, and the DVB $31,000 Facility was fully repaid.

Newbuildings:

i.	On January 7, 2016, the Company took delivery of and delivered to its new owners Behemoth (ex-HN 5055), a 182,000 dwt Capesize bulk carrier built by JMU.

ii.	On January 11, 2016, the Company took delivery of Bruno Marks (ex-HN 1312), a 182,000 dwt Capesize bulk carrier built by SWS. On January 15, 2016, Bruno Marks was delivered to its new owners.

iii.	On January 26, 2016, the Company took delivery of and delivered to its new owners Megalodon (ex-HN 5056), a 182,000 dwt Capesize bulk carrier built by JMU.

iv.	On February 29, 2016, the Company took delivery of and delivered to its new owners Star Aries (ex-HN 1338), a 180,000 dwt Capesize bulk carrier built by SWS.

b)	Delivery of newbuilding vessels:

i.	On January 6, 2016, the Company took delivery of Star Lutas (ex-HN NE 197), a 61,000 dwt Ultramax bulk carrier built by Nantong COSCO KHI-Ship Engineering Co. (“NACKS”).

ii.	On January 8, 2016, the Company took delivery of Kennadi (ex-HN 1080), a 64,000 dwt Ultramax bulk carrier built by New Yangzijiang.

iii.	On February 26, 2016, the Company took delivery of Star Poseidon (ex-HN NE 198), a 209,000 dwt Newcastlemax bulk carrier built by NACKS.

iv.	On March 2, 2016, the Company took delivery of Mackenzie (ex-HN 1081), a 64,000 dwt Ultramax bulk carrier built by New Yangzijiang.

v.	On March 11, 2016 the Company took delivery of Star Marisa (ex-HN 1359), a 208,000 dwt Newcastlemax bulk carrier built by SWS.

c)	Pool Agreement: In January 2016, the Company entered into a Capesize vessel pooling agreement (“CCL”) with BOCIMAR INTERNATIONAL NV, GOLDEN OCEAN GROUP LIMITED and C TRANSPORT HOLDING LTD. The Company agreed to market nine of its Capesize dry bulk vessels, which had previously been operating in the spot market, as part of one combined CCL fleet. Together with the Company’s nine vessels, the CCL fleet will initially consist of 65 modern Capesize vessels and will be managed out of Singapore and Antwerp. Each vessel owner will continue to be responsible for the operating, accounting and technical management of its respective vessels. The Company expects to achieve improved scheduling ability through the joint marketing opportunity that CCL represents for its Capesize vessels, with the overall aim of enhancing economic efficiencies.

d)

Shipbuilding contract terminations: In February 2016, the Company agreed in principle with certain shipyards to terminate two shipbuilding contacts. The Company will have no future capital expenditure obligations on these vessels once definitive documentation is executed.

e)

Commerzbank $120,000 Facility - Refinancing Amendment: In early 2016, the Company agreed in principle with Commerzbank to a refinancing amendment of the Commerzbank $120,000 Facility. Pursuant to this refinancing amendment, the Company agreed to (a) amend certain covenants governing this facility, (b) change the amortization schedule for this facility, and (c) extend the repayment date for the facility from October 2016 to October 2018. The Company expect that the documentation for this refinancing amendment will be finalized and executed in April 2016.

f)	Resignation of Director: On March 14, 2016, Ms. Renée Kemp stepped down from the Company’s Board of Directors.

