Form 20-F
period 2016-12-31
Star Bulk Carriers Corp.
filed 2017-03-22
CIK 1386716

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12 (G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2016, there were 56,628,907 common shares of the registrant outstanding.
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

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values;

•	the strength of world economies;

•	the stability of Europe and the Euro;

•	fluctuations in interest rates and foreign exchange rates;

•	changes in demand in the dry bulk shipping industry, including the market for our vessels;

•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events;

•	the availability of financing and refinancing;

•	our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business;

•	the impact of our indebtedness and the restrictions in our debt agreements;

•	vessel breakdowns and instances of off-hire;

•	risks associated with vessel construction;

i

•	potential exposure or loss from investment in derivative instruments;

•	potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management; and

•	other important factors described in “Risk Factors.”

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

See the sections entitled “Risk Factors” of this Annual Report on Form 20-F for the year ended December 31, 2016 for a more complete discussion of these risks and uncertainties and for other risks and uncertainties.  These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements.  Other unknown or unpredictable factors also could harm our results.  Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us.  Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

ii

iii

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

Throughout this report, the “Company,” “Star Bulk,” “we,” “us” and “our” all refer to Star Bulk Carriers Corp. and its wholly owned subsidiaries.  We use the term deadweight ton (“dwt”) in describing the size of vessels.  Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.  We own, operate, have under construction and provide vessel management services to dry bulk vessels of seven sizes:

1.	Newcastlemax, which are vessels with carrying capacities of between 200,000 dwt and 210,000 dwt;

2.	Capesize, which are vessels with carrying capacities of between 100,000 dwt and 200,000 dwt;

3.	Post Panamax, which are vessels with carrying capacities of between 90,000 dwt and 100,000 dwt;

4.	Kamsarmax, which are vessels with carrying capacities of between 80,000 dwt and 90,000 dwt;

5.	Panamax, which are vessels with carrying capacities of between 65,000 and 80,000 dwt;

6.	Ultramax, which are vessels with carrying capacities of between 60,000 and 65,000 dwt; and

7.	Supramax, which are vessels with carrying capacities of between 50,000 and 60,000 dwt.

Unless otherwise indicated, all references to “Dollars” and “$” in this report are to U.S. Dollars and all references to “Euro” and “€” in this report are to Euros.

Following the 15-for-1 reverse stock split effected on October 15, 2012, pursuant to which every fifteen common shares issued and outstanding were converted into one common share, and the 5-for-1 reverse stock split effected on June 20, 2016 (the “June 2016 Reverse Stock Split”), pursuant to which every five common shares issued and outstanding were converted into one common share, all share and per share amounts disclosed throughout this Annual report, have been retroactively updated to reflect these changes in capital structure.  Please see “Item 4.  Information on the Company—History and Development of the Company.”

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

The Oaktree Holdco and the Pappas Holdco were the equity holders of Oceanbulk Shipping LLC (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC (“Oceanbulk Carriers” and, together with Oceanbulk Shipping, “Oceanbulk”).  Oceanbulk owned and operated a fleet of 12 dry bulk carrier vessels and owned contracts for the construction of 25 newbuilding dry bulk fuel-efficient Eco-type vessels at shipyards in Japan and China.  The consideration paid by us in the Merger to the Sellers was 9,679,153 common shares, adjusted for the June 2016 Reverse Stock Split.

The Merger Agreement also provided for the acquisition (the “Heron Transaction”) by us of two Kamsarmax vessels (the “Heron Vessels”), from Heron Ventures Ltd. (“Heron”), a limited liability company incorporated in Malta.  We issued 423,141 common shares, adjusted for the June 2016 Reverse Stock Split, into escrow as consideration for the Heron Vessels.  In January 2015, the common shares were released from escrow to the Sellers under the Merger Agreement, following the transfer of the Heron Vessels to us in December 2014.

In addition, concurrently with the Merger, we completed a transaction (the “Pappas Transaction”), in which we acquired all of the issued and outstanding shares of Dioriga Shipping Co. and Positive Shipping Company (collectively, the “Pappas Companies”), which were entities owned and controlled by affiliates of the family of Mr. Petros Pappas, our Chief Executive Officer.  The Pappas Companies owned and operated a dry bulk carrier vessel, Tsu Ebisu and had a contract for the construction of a newbuilding dry bulk carrier vessel, Indomitable (ex-HN 5016), which was delivered to us in January 2015.  The consideration paid by us in the Pappas Transaction was 718,546 common shares, adjusted for the June 2016 Reverse Stock Split.

We refer to the Merger, the Heron Transaction and the Pappas Transaction collectively as the “July 2014 Transactions.”

In connection with the July 2014 Transactions, Mr. Petros Pappas became our Chief Executive Officer, Mr. Hamish Norton became our President, Mr. Christos Begleris became our Co-Chief Financial Officer, Mr. Nicos Rescos became our Chief Operating Officer and Ms. Sophia Damigou became our Co-General Counsel.  Mr. Spyros Capralos resigned as our Chief Executive Officer but remained with us as our Chairman, and Mr. Zenon Kleopas (our former Chief Operating Officer) continues as our Executive Vice President—Technical Operations. Executive management for the year ended December 31, 2016 consists of our CEO, President, Co-CFOs and COO. For more information, see “Item 6. Directors, Senior Management and Employees.”

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

On August 19, 2014, we entered into definitive agreements with Excel Maritime Carriers Ltd. (“Excel”) pursuant to which we acquired 34 operating dry bulk vessels, consisting of six Capesize vessels, 14 Kamsarmax vessels, 12 Panamax vessels and two Handymax vessels (the “Excel Vessels”).  In the case of three Excel Vessels (Star Martha, Star Pauline and Star Despoina) which were transferred subject to existing charters, we received the outstanding equity interests of the vessel-owning subsidiaries that own those Excel Vessels (although all other assets and liabilities of such vessel-owning subsidiaries remained with Excel).  The transfers of the Excel Vessels were completed on a vessel-by-vessel basis, in general upon reaching port after their voyages and cargoes were discharged.  We refer to the foregoing transactions, together, as the “Excel Transactions.”  The total consideration for the Excel Transactions was 5,983,462 common shares, adjusted for the June 2016 Reverse Stock Split, (the “Excel Vessel Share Consideration”) and $288.4 million in cash.  On August 28, 2014, the Registration Rights Agreement was amended in conjunction with the Excel Transactions.  For more information regarding the terms of this amendment to the Registration Rights Agreement, see “Item 7.  Major Shareholders and Related Party Transactions—B.  Related Party Transactions.”

We refer to the July 2014 Transactions and the Excel Transactions collectively, as the “2014 Transactions.”

In connection with the 2014 Transactions, we entered into, amended or assumed a number of credit facilities.  See “Item 5.  Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Senior Secured Credit Facilities.”

On November 6, 2014, we issued $50.0 million aggregate principal amount of 8.00% Senior Notes due 2019 (the “2019 Notes”).  The 2019 Notes mature in November 2019 and are senior, unsecured obligations of Star Bulk Carriers Corp. See “Item 5.  Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – 2019 Notes Offering.”

On January 14, 2015, we completed a primary underwritten public offering of 9,800,084 common shares, at a price of $25.00 per share, both shares and per share amounts adjusted for the June 2016 Reverse Split (the “January 2015 Equity Offering”).  The aggregate proceeds to us, net of underwriters’ commissions, were approximately $242.2 million, raised primarily for our newbuilding program and general corporate purposes.  Four of our significant shareholders, Oaktree Capital Management L.P. (“Oaktree”), Angelo, Gordon & Co. (“Angelo, Gordon”), Monarch Alternative Capital LP (“Monarch), and affiliates of the family of Mr. Petros Pappas, our Chief Executive Officer, purchased a total of 7,450,084 common shares, adjusted for the June 2016 Reverse Stock Split, in the January 2015 Equity Offering.  See “Item 5.  Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Recent Equity Offerings and Senior Notes.”

On May 18, 2015, we completed a primary underwritten public offering of 11,250,000 common shares, at a price of $16.00 per share, both shares and per share amounts adjusted for the June 2016 Reverse Split (the “May 2015 Equity Offering”).  The aggregate proceeds to us, net of underwriters’ commissions, were approximately $175.6 million, raised primarily for our newbuilding program and general corporate purposes.  Three of our significant shareholders, Oaktree, Monarch, and affiliates of the family of Mr. Petros Pappas, our Chief Executive Officer, purchased a total of 4,312,500 common shares, adjusted for the June 2016 Reverse Stock Split, in the May 2015 Equity Offering.  See “Item 5.  Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Recent Equity Offerings and Senior Notes.”

During the fourth quarter of 2016, we agreed with one of our existing lease providers to defer a portion of the principal repayments included in the hire amounts that were scheduled for payment between 1 October 2016 and 30 June 2018 under all applicable lease agreements (the “Deferred Lease Amounts”).  The deferred hire amounts will be amortized on a monthly basis in the remaining charter period, unless otherwise prepaid as part of a cash sweep mechanism which shall be implemented on a consolidated level, as described below.  As of August 31, 2016, our lenders agreed to, among other things, (i) defer principal payments owed from June 1, 2016 through June 30, 2018 (the “Deferred Loan Amounts” and, together with the Deferred Lease Amounts and any lease payments deferred in the future, the “Deferred Amounts”) to the due date of the balloon installments of each facility, (ii) waive in full or substantially relax the financial covenants, effective through December 31, 2019, and (iii) implement a cash sweep mechanism pursuant to which excess cash at a consolidated level will be applied towards the payment of Deferred Amounts, payable pro rata based on each loan facility’s and applicable lease agreement’s outstanding Deferred Amounts relative to the total Deferred Amounts at the end of each quarter. In exchange, we agreed to raise additional equity of not less than $50.0 million by September 30, 2016 and impose restrictions on paying dividends (the “Restructuring”).

On September 20, 2016, we completed a primary underwritten offering of 11,976,745 common shares, at a price of $4.30 per share (the “September 2016 Equity Offering”), satisfying the equity raise condition described in the preceding paragraph.  The aggregate proceeds to us, net of underwriters’ commissions, were approximately $50.3 million, raised for general corporate purposes.  Three of our significant shareholders, Oaktree and its affiliates, Caspian Capital LP and its affiliates and family members or entities owned and controlled by affiliates of the family of Mr. Petros Pappas, our Chief Executive Officer, purchased a total of 7,744,480 of the common shares in the September 2016 Equity Offering.  See “Item 5.  Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Recent Equity Offerings and Senior Notes.”

On February 6, 2017, we completed a private placement of 6,310,272 common shares, at a price of $8.154 per share (the “February 2017 Private Placement”).  The aggregate proceeds to us, net of private placement agent’s fees and expenses, were approximately $50.6 million, raised for general corporate purposes.  One of our significant shareholders, Oaktree and its affiliates, purchased a total of 3,244,292 of the common shares in the February 2017 Private Placement.  See “Item 5.  Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Recent Equity Offerings and Senior Notes.”

Oaktree

Oaktree is our largest shareholder.  Oaktree Capital Management, L.P., together with its affiliates, is a leader among global investment managers specializing in alternative investments, with $100.5 billion in assets under management as of December 31, 2016.  The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in distressed debt, corporate debt (including high yield debt and senior loans), control investing, convertible securities, real estate and listed equities.  Headquartered in Los Angeles, the firm has over 900 employees and offices in 18 cities worldwide.  See “Item 7 “Major Shareholders and Related Party Transactions” for a discussion on the various limitations on the transfer and voting of our common shares by Oaktree.

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

The historical results included below and elsewhere in this document are not necessarily indicative of the future performance of Star Bulk.

3.A.(i) CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands of U.S. Dollars, except per share and share data)

	2012	2013	2014	2015	2016
Voyage revenues	85,684	68,296	145,041	234,035	221,987
Management fee income	478	1,598	2,346	251	119
	86,162	69,894	147,387	234,286	222,106

Voyage expenses	19,598	7,549	42,341	72,877	65,821
Charter-in hire expense	—	—	—	1,025	3,550
Vessel operating expenses	27,832	27,087	53,096	112,796	98,830
Dry docking expenses	5,663	3,519	5,363	14,950	6,023
Depreciation	33,045	16,061	37,150	82,070	81,935
Management fees	—	—	158	8,436	7,604
General and administrative expenses	9,320	9,910	32,723	23,621	24,602
Bad debt expense	—	—	215	—	—
(Gain)/ Loss on forward freight agreements	—	—	—	—	(411)
Impairment loss	303,219	—	—	321,978	29,221
(Gain)/Loss on time charter agreement termination	(6,454)	—	—	2,114	—
Other operational loss	1,226	1,125	94	—	503
Other operational gain	(3,507)	(3,787)	(10,003)	(592)	(1,565)
Loss on sale of vessel	3,190	87	—	20,585	15,248
Gain from bargain purchase	—	—	(12,318)	—	—
	393,132	61,551	148,819	659,860	331,361

Operating income / (loss)	(306,970)	8,343	(1,432)	(425,574)	(109,255)

Interest and finance costs	(7,838)	(6,814)	(9,575)	(29,661)	(41,217)
Interest and other income	246	230	629	1,090	876
(Loss) / gain on derivative instruments, net	41	91	(799)	(3,268)	(2,116)
Loss on debt extinguishment	—	—	(652)	(974)	(2,375)
Total other expenses, net	(7,551)	(6,493)	(10,397)	(32,813)	(44,832)

Income/ (Loss) Before Equity in Income of Investee	(314,521)	1,850	(11,829)	(458,387)	(154,087)
Equity in income of investee	—	—	106	210	126
Income / (Loss) before taxes	(314,521)	1,850	(11,723)	(458,177)	(153,961)
Income taxes	—	—	—	—	(267)
Net income / (loss)	(314,521)	1,850	(11,723)	(458,177)	(154,228)
Earnings / (loss) per share, basic	(291.60)	0.66	(1.00)	(11.71)	(3.24)
Earnings / (loss) per share, diluted	(291.60)	0.66	(1.00)	(11.71)	(3.24)
Weighted average number of shares outstanding, basic	1,078,626	2,810,269	11,688,239	39,124,673	47,574,454
Weighted average number of shares outstanding, diluted	1,078,626	2,823,278	11,688,239	39,124,673	47,574,454

3.A.(ii) CONSOLIDATED BALANCE SHEET AND OTHER FINANCIAL DATA

(In thousands of U.S. Dollars, except per share data)

	2012	2013	2014	2015	2016
Cash and cash equivalents	12,950	53,548	86,000	208,056	181,758
Advances for vessels under construction and vessel acquisition	—	67,932	454,612	127,910	64,570
Vessels and other fixed assets, net	291,207	326,674	1,441,851	1,757,552	1,707,209
Total assets	353,070	466,974	2,054,055	2,148,846	2,011,702
Current liabilities, including current portion of long-term debt, short term lease commitments and Excel Vessel Bridge Facility	42,450	29,734	140,198	131,631	6,235
Total long-term debt including long term lease commitments and Excel Vessel Bridge Facility, excluding current portion, net of unamortized deferred finance fees	193,712	170,934	709,389	795,267	896,332
8% 2019 Notes, net of unamortized deferred finance fees	—	—	47,890	48,323	48,757
Common stock	11	58	218	438	566
Stockholders’ equity	116,746	266,106	1,154,302	1,135,358	1,037,230
Total liabilities and stockholders’ equity	353,070	466,974	2,054,055	2,148,846	2,011,702

OTHER FINANCIAL DATA

Dividends declared and paid ($3.4, $0.0, $0.0, $0.0 and $0.0 per share, respectively)	3,631	—	—	—	—
Net cash provided by/(used in) operating activities	18,999	27,495	12,819	(14,578)	(33,448)
Net cash provided by/(used in) investing activities	17,238	(107,618)	(437,075)	(397,533)	(13,216)
Net cash provided by/(used in) financing activities	(46,609)	111,971	456,708	534,167	20,366

FLEET DATA
Average number of vessels (1)	14.19	13.34	28.88	69.06	69.77
Total ownership days for fleet (2)	5,192	4,868	10,541	25,206	25,534
Total available days for fleet (3)	4,879	4,763	10,413	24,204	24,989
Fleet utilization (4)	94%	98%	99%	96%	97%

AVERAGE DAILY RESULTS (In U.S. Dollars)
Time charter equivalent (5)	14,850	14,088	10,450	7,052	6,260
Vessel operating expenses (6)	5,361	5,564	5,037	4,475	3,871

(1)
Average number of vessels is the number of vessels that constituted our operating fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our operating fleet during the period divided by the number of calendar days in that period.

(2)	Ownership days are the total number of calendar days each vessel in the fleet was owned by us for the relevant period.

(3)
Available days for the fleet are the ownership and charter-in days (which were nil for the years 2012, 2013 and 2014, 107 days in 2015 and 366 days in 2016) after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and lay-up days, if any.

(4)
Fleet utilization is calculated by dividing available days by ownership days plus charter-in days for the relevant period, (which were nil for the years 2012, 2013 and 2014, 107 days in 2015 and 366 days in 2016).   Please see below in footnote 6 regarding the revised method of our calculation of fleet utilization and its application retrospectively for all periods presented herein.

(5)
Time charter equivalent rate (the “TCE rate”) represents the weighted average daily TCE rates of our entire fleet.  TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis.  Starting with the fourth quarter of 2016, we now calculate the TCE rate by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by available days. We believe the revised method will better reflect the chartering mix of our larger fleet and is more comparable to the method used by our peers. A corresponding change was also applied in the calculation of fleet utilization discussed above. Both changes have been applied retrospectively for all periods presented herein. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions.  TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters and bareboat charters) under which its vessels may be employed between the periods.  We included TCE revenues, a non-GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and in evaluating our financial performance.  Our calculation of TCE rate may not be comparable to that reported by other companies.  For further information concerning our calculation of TCE rate and of reconciliation of TCE rate to voyage revenue, please see “Item 5.  Operating and Financial Review and Prospects – A. Operating Results.”

(6)	Average daily operating expenses per vessel are calculated by dividing vessel operating expenses by ownership days.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk factors

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

The dry bulk shipping industry is cyclical with high volatility in charterhire rates and profitability.  The degree of charterhire rate volatility among different types of dry bulk vessels has varied widely; however, the continued downturn in the dry bulk charter market has severely affected the entire dry bulk shipping industry and charterhire rates for dry bulk vessels have declined significantly from historically high levels.  In the past, time charter and spot market charter rates for dry bulk carriers have declined below operating costs of vessels.  The BDI, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market, declined 94% in 2008 from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since then. The BDI fluctuated and fell to 471 in December 2015, while it recorded an all-time low of 290 in February 2016. The drybulk market has since rebounded from its all-time lows, having reached an intra-year peak of 1,257 in November 2016, while as of March 9 2017, it remains at 1,064.

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

Dry bulk charter markets experienced significant continued weakness from 2013 through 2016.  As of March 9, 2017, we had 56 vessels employed in the spot market, under short-term time charters or voyage charters and 12 vessels on medium to long-term time charters scheduled to expire from June 2017 until February 2018.  The time charter market is highly competitive and spot rates (which affect time charter rates) may fluctuate significantly based upon the supply of, and demand for, seaborne dry bulk shipping capacity.  Our ability to re-charter our vessels on the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the dry bulk shipping market.  The dry bulk carrier charter market is volatile, and in the past, time charter and spot market charter rates for dry bulk carriers have declined below operating costs of vessels.  If we are required to charter these vessels at a time when demand and charter rates are very low, we may not be able to secure employment for our vessels at all or at reduced and potentially unprofitable rates.  If we are unable to secure employment for our vessels, we may decide to lay-up some or all unemployed vessels until such time that charter rates become attractive again.  During the lay-up period, we will continue to incur some expenditures, such as insurance and maintenance costs, for each such vessel.  Additionally, before exiting lay-up, we will have to pay reactivation costs for any such vessel to regain its operational condition.  As a result, our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our credit facilities, may be affected.

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

Political uncertainty and the rise of populist political parties could have a material adverse effect on our revenue, profitability and financial position.

As a result of the lingering effects of the recent global financial crisis and the limited global recovery, the rise of populist political parties and economic nationalist sentiments has led to increasing political uncertainty and unpredictability throughout the world.  On June 23, 2016, the United Kingdom held a referendum at which the electorate voted to leave the Council of the European Union (the “EU”).  However, the government of the United Kingdom has not entered into negotiations with the EU Council or invoked article 50 of the Treaty of Lisbon (the “Treaty”), which would have the effect formally of initiating the withdrawal of the United Kingdom from the EU.  The Treaty provides for a period of up to two years for negotiation of withdrawal arrangements, at the end of which (whether or not agreement has been reached) the treaties cease to apply to the withdrawing Member State unless the European Council, in agreement with the Member State concerned, unanimously decides to extend this period.  During, and possibly after, this period there is likely to be considerable uncertainty as to the position of the United Kingdom and the arrangements which will apply to its relationships with the EU and other countries following its withdrawal.  This uncertainty may affect other countries in the EU, or elsewhere, if they are considered to be impacted by these events.  Additionally, political parties in several other EU member states have proposed that a similar referendum be held on their country’s membership in the EU.  It is unclear whether any other EU member states will hold such referendums, but such referendums could result in one or more other countries leaving the EU or in major reforms being made to the EU or to the Eurozone.  These potential developments, market perceptions concerning these and related issues and the attendant regulatory uncertainty regarding, for example, the posture of governments with respect to taxation and international trade and law enforcement, could have a material adverse effect on our revenue, profitability and financial position.

The rise of populist political parties may lead to increased trade barriers, trade protectionism and restrictions on trade.  Our operations expose us to the risk that increased trade protectionism will adversely affect our business.  If the continuing global recovery is undermined by downside risks and the recent economic downturn is prolonged, governments, especially populist governments, may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping.  Specifically, increasing trade protectionism in the markets that our charterers serve has caused and may continue to cause an increase in: (1) the cost of goods exported from China, (2) the length of time required to deliver goods from China and (3) the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped.

Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.  This could have a material adverse effect on our business, results of operations and financial condition.

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

Continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region.  Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of GDP, which had a significant impact on shipping demand. As published by the Chinese National Bureau of Statistics, based on the country’s preliminary accounting results, the growth rate of China’s GDP the year ended December 31, 2016, has decreased to 6.7%. This is China’s lowest growth rate for the past decade, and continues to remain below pre-2008 levels, albeit within the government’s targets.  China has imposed measures to restrain lending from time to time, which may further contribute to a slowdown in its economic growth China has also announced plans to gradually transition from an investment led growth model to a consumption driven economic growth model, which could lead to smaller demand for iron ore and other commodities, and result in a decrease of demand in China for shipping. This transition may take place over the span of a number of years, and there can be no assurance as to the time frame for such a transformation or that any such transformation will occur at all.  Overall, though, it is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the future.  Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere.  Our business, financial condition and results of operations, ability to pay dividends, if any, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of western countries in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, bank regulation, currency and monetary policy, rate of inflation and balance of payments position.  Prior to 1978, the Chinese economy was a “planned economy.” Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy.  Annual and five-year State Plans are adopted by the Chinese government in connection with the development of the economy.  Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures.  There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform.  Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces.  In addition, economic reforms may include reforms to the banking and credit sector and may produce a shift away from the export-driven growth model that has characterized the Chinese economy over the past few decades.  Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments.  The level of imports to and exports from China could be adversely affected by the failure to continue market reforms or changes to existing pro-export economic policies.  The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and restricting currency exchanges within China.  This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for shipping.   A decrease in the level of imports to and exports from China could adversely affect our business, operating results and financial condition.

We conduct a substantial amount of business in China.  The legal system in China has inherent uncertainties that could have a material adverse effect on our business, financial condition and results of operations.

The Chinese legal system is based on written statutes and their interpretations by the Standing Committee of the National People’s Congress and the Supreme People’s Court.  Prior court decisions may be cited for reference but have limited precedential value.  Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade.  However, because these laws and regulations are relatively new, there is a general lack of authoritative interpretive guidance and because of the limited number of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties.  We conduct a substantial portion of our business in China or with Chinese counter parties.  For example, we enter into charters with Chinese customers, which charters may be subject to the laws and regulations in China.  We may, therefore, be required to incur compliance or other administrative costs, and pay new taxes or other fees to the Chinese government.  In addition, a number of our newbuilding vessels are being built at Chinese shipyards.  Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports and our vessels being built at Chinese shipyards, and could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

The market values of our vessels have declined and may further decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities or result in impairment charges, and we may incur a loss if we sell vessels following a decline in their market value.

The fair market values of dry bulk vessels have generally experienced high volatility and are at low levels compared to historical average.  The fair market value of our vessels may continue to fluctuate depending on a number of factors, including:

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

Under such circumstances, we may have to prepay the amount outstanding under a loan agreement, pay a certain amount to cover the security shortfall or provide additional security to remedy the security shortfall upon request by the relevant lenders.  If we fail to take any such requested measures, such circumstances could result in an event of default under our loan agreements.  In such circumstances, we may not be able to refinance our debt or obtain additional financing on terms that are acceptable to us or at all.  If we are not able to comply with the covenants in our credit facilities and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our vessels, or the funds required to pay for a vessel may not be available at the time the payments are due to the shipbuilder or seller.

Furthermore, as described under “Item 5.  Operating and Financial Review and Prospects – A. Operating Results – Critical Accounting Policies – Impairment of long-lived assets,” due to the decline during the past years in vessel values, we have recorded an impairment charge in our consolidated financial statements, which has adversely affected our financial results.  In addition, because we sold vessels at a time when vessel prices have fallen and before we recorded an impairment adjustment to our consolidated financial statements, the sale proceeds were less than the vessels’ carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings.

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

The vast majority of commercial vessels are built to safety and other vessel requirements established by private classification, or class, societies such as the American Bureau of Shipping.  The class society certifies that a vessel is safe and seaworthy in accordance with its standards and regulations, which is an element of compliance with the International Convention for the Safety of Life at Sea  of 1974 (‘SOLAS”), and, where so engaged, the applicable conventions, rules and regulations adopted by the country of registry of the vessel.  Every classed vessel is subject to a specific program of periodic class surveys consisting of annual surveys, an intermediate survey and a class renewal or special survey normally every five years.  Surveys become more intensive as the vessel ages.

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

Many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive harmful species via such discharges.  The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternative measure, and to comply with certain reporting requirements.  The International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), adopted by the UN International Maritime Organization in February 2004, calls for the phased introduction of mandatory reducing living organism limits in ballast water over time.  Although the BWM Convention is not scheduled to enter into force until September 2017 and has not been ratified by the United States, the United States Coast Guard (the “UCSG”) has adopted regulations imposing requirements similar to those of the BWM Convention. In December 2016, the UCSG first approved technology for ballast water treatment.  The UCSG previously provided waivers to vessels that could not install the as-yet unapproved technology, and vessels now requiring a waiver will need to show why they cannot install the approved technology.  In order to comply with these living organism limits, vessel owners may have to install expensive ballast water treatment systems or make port facility disposal arrangements and modify existing vessels to accommodate those systems. We cannot predict whether other countries will adopt the BWM Convention or similar requirements unilaterally. Adoption of the BWM Convention standards could have an adverse material impact on our business, financial condition and results of operations depending on the available ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems.

An over-supply of dry bulk carrier capacity in recent years may prolong or further depress the current low charter rates, which may limit our ability to operate our dry bulk carriers profitably.

The supply of dry bulk vessels has increased significantly since the beginning of 2006.  As of the beginning of February 2017, the order book for newbuilding vessels stood at approximately 9.5% of the existing global fleet capacity excluding conversion and cancellations.  Vessel supply has increased more than vessel demand in recent years, causing downward pressure on charter rates during that time.  However, newbuilding orders are at historical lows currently, which will allow for little fleet growth over the next years and will be key to the sector’s recovery.  If supply is not fully absorbed by the market, charter rates may continue to be under pressure due to vessel supply.  Since our fleet will continue to be mostly employed in voyage charters and short-term time charters, we remain exposed to the spot market.

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

Our business could be adversely impacted if we are found to have violated economic sanctions under the applicable laws of the European Union (the “E.U.”), the United States or another applicable jurisdiction against countries or territories such as Iran, Sudan, Syria North Korea, Cuba and Crimea.  U.S. economic sanctions, for example, prohibit a wide scope of conduct, target numerous countries and individuals, are frequently updated or changed and have vague application in many situations.

Many economic sanctions can relate to our business, including prohibitions on doing business with  certain countries or governments, as well as prohibitions on dealings of any kind with entities and individuals that appear on sanctioned party lists issued by the United States, the E.U., and other jurisdictions (and, in some cases, entities owned or controlled by such listed entities and individuals).  For example, on charterers’ instructions, our vessels may from time to time call on ports located in countries subject to sanctions imposed by the United States, the E.U. or other applicable jurisdictions.  As another example, certain of our charterers or other parties that we have entered into contracts with regarding our vessels may be affiliated with persons or entities that are the subject of sanctions imposed by the United States, the E.U. or other applicable jurisdictions as a result of the annexation of Crimea by Russia in 2014 or subsequent developments in eastern Ukraine.  If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm.

Additionally, the U.S. Iran Threat Reduction Act (which was signed into law in 2012) amended the Exchange Act to require issuers that file annual or quarterly reports under Section 13(a) of the Exchange Act to include disclosure in their annual and quarterly reports as to whether the issuer or its affiliates have knowingly engaged in dealings with certain types of counterparties in Iran or with certain entities or individuals appearing on U.S. sanctioned party lists We are not required to make such a disclosure in this report, but have made such a disclosure in the past and may need to do so again in the future.

Although we believe that we are in compliance with applicable sanctions laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the relevant sanctions restrictions are often ambiguous and change regularly.  Any such violation could result in fines or other penalties that could severely impact our ability to access U.S. and European capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us.  Even inadvertent violations of economic sanctions laws and regulations can result in the imposition of material fines and restrictions and could adversely affect our business, financial condition and results of operations, our reputation, and the market price of our common shares.  In addition, regardless of any violation of applicable sanctions laws, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have ties of any kind to countries identified by the United States as state sponsors of terrorism (currently, Iran, Sudan and Syria).  The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades.  Moreover, our charterers may violate applicable sanctions laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation.  Our operating results are subject to seasonal fluctuations.

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

For a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk.  By their nature, dry bulk cargoes are often heavy, dense and easily shifted and react badly to water exposure.  In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers.  This treatment may cause damage to the vessel.  Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea.  Hull breaches in dry bulk carriers may lead to the flooding of the vessels’ holds.  If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel.  If we are unable to adequately maintain our vessels, we may be unable to prevent these events.  Any of these circumstances or events may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends, if any.  In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

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

Star Bulk Management Inc., Star Bulk Shipmanagement Company (Cyprus) Limited and Starbulk S.A. instruct third parties to provide the crew for all of our vessels, which are manned by masters, officers and crews that are employed by our shipowning subsidiaries.  As a result of such employment, labor disputes, industrial action or other labor unrest could arise and, if not resolved in a timely and cost-effective manner, prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

We generate all of our revenue in U.S. dollars, and the majority of our expenses are denominated in U.S. dollars.  However, a portion of our ship operating and administrative expenses are denominated in currencies other than U.S. dollars.  For the years ended December 31, 2015 and 2016, we incurred approximately 7% and 8%, respectively, of our operating expenses and 67% and 62%, respectively, of our general and administrative expenses in currencies other than U.S. dollars.  This difference could lead to fluctuations in net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro.  Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing our revenues.  Declines in the value of the dollar could lead to higher expenses payable by us.  While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may employ such instruments from time to time in the future in order to minimize this risk.  Any future use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the notional amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

The Public Company Accounting Oversight Board inspection of our independent accounting firm, could lead to findings in our auditors’ reports and challenge the accuracy of our published audited consolidated financial statements.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board (“PCAOB”) inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC.  For several years certain European Union countries, including Greece, did not permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they were part of major international firms.  Accordingly, unlike for most U.S. public companies, the PCAOB was prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike stockholders of most U.S. public companies, we and our stockholders were deprived of the possible benefits of such inspections.  During 2015, Greece agreed to allow the PCAOB to conduct inspections of accounting firms operating in Greece.  In the future, such PCAOB inspections could result in findings in our auditors’ quality control procedures, question the validity of the auditor’s reports on our published consolidated financial statements and the effectiveness of our internal control over financial reporting, and cast doubt upon the accuracy of our published audited financial statements.

Risks Related to Our Company

We cannot assure you that we will be successful in finding employment for all of our vessels.

As of March 9, 2017, our existing fleet of 68 vessels, had an aggregate capacity of approximately 7.2 million dwt.  We have also entered into or acquired construction contracts, either directly with the shipyards or indirectly through the use of bareboat agreements with purchase options, for four newbuilding vessels, with scheduled deliveries to us from March 2017 to January 2018.  In addition, in March 2017, we entered into agreements to acquire two modern Kamsarmax vessels, with expected delivery dates between March 2017 and May 2017.  We intend to employ our vessels primarily in the spot market, under short term time charters or voyage charters.  We will own a large number of vessels that will enter these markets in a relatively short period of time without having previously secured employment.  We cannot assure you that we will be successful in finding employment for our newbuilding vessels in the volatile spot market immediately upon their deliveries to us or whether any such employment will be at profitable rates, nor can we assure you continued timely employment of our existing vessels.

We have significant risks relating to the construction of our newbuilding vessels.

As of March 9, 2017, we had contracts for four newbuilding vessels.  These vessels are scheduled to be delivered through January 2018.  Vessel construction projects are generally subject to risks of delay or cost overruns that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions, unavailability of financing when needed or any other events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we will continue to incur costs and expenses related to any delayed vessels, such as supervision expense and interest expense for the outstanding debt.

We continue to have capital expenditures.

The dry bulk shipping business is highly capital-intensive because of the significant investment in vessels that is required.  As of March 9, 2017, the total payments for our four newbuilding vessels were expected to be $148.0 million, of which we had already paid $49.9 million.  As of March 9, 2017, we had $258.4 million of cash on hand and we had obtained commitments for $80.0 million of secured debt for two of our newbuilding vessels in the form of capital leases, and we are also in negotiations and expect to obtain a commitment for up to $53.0 million of secured financing for the third and the fourth newbuilding vessel based on current market valuations. In addition, in March 2017, we entered into definitive agreements to acquire two modern Kamsarmax vessels for an aggregate consideration of approximately $30.3 million, and we are in negotiations and expect to obtain financing for up to $15.2 million of secured debt in connection therewith.  We may not be able to obtain sufficient financing to fulfill all of our capital requirements.  In addition, to the extent we are not in compliance with financial or other covenants or conditions precedent in our vessel financing facilities, we may be unable to draw on such financings.

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

As of March 9, 2017, we had $1,000.7 million of outstanding indebtedness under our outstanding credit facilities and debt securities including $197.8 million under our capital lease obligations and $50.0 million under our senior unsecured notes.

Our outstanding debt agreements impose operating and financial restrictions on us.  These restrictions limit our ability, or the ability of our subsidiaries party thereto, to:

•	pay dividends if there is an event of default under our credit facilities or if the Deferred Amounts have not been repaid in full;

•	incur additional indebtedness, including the issuance of guarantees, or refinance or prepay any indebtedness, unless certain conditions exist;

•	create liens on our assets, unless otherwise permitted under our credit facilities;

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;

•	acquire new or sell vessels, unless certain conditions exist;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	enter into a new line of business.

In addition, our debt agreements require us or our subsidiaries to maintain various financial ratios, including:

•	a minimum percentage of aggregate vessel value to secured loans (the “SCR”);

•	a maximum ratio of total liabilities to market value adjusted total assets;

•	a minimum EBITDA to interest coverage ratio;

•	a minimum liquidity; and

•	a minimum market value adjusted net worth.

Although compliance with our covenants temporarily has been substantially relaxed or waived pursuant to a global restructuring plan between us and our lenders, because some of these ratios are dependent on the market value of our vessels, should our charter rates or vessel values materially decline in the future, we may be required to take action to reduce our debt or to act in a manner contrary to our business objectives to meet any such financial ratios and satisfy any such financial covenants. As further described in “—Risks Related to Our Company—The Restructuring Transactions may not be completed as expected, which could have a material and adverse effect on our ability to service our obligations under our Credit Agreements and comply with the financial and other covenants contained therein, on our financial condition and liquidity and on our ability to continue as a going concern,” events beyond our control, including changes in the economic and business conditions in the shipping markets in which we operate, may affect our ability to comply with these covenants. We cannot assure you that we will meet these ratios or satisfy our financial or other covenants, or that our lenders will waive any failure to do so.

These covenants and restrictions may adversely affect our ability to finance future operations or limit our ability to pursue certain business opportunities or take certain corporate actions.  The covenants may also restrict our flexibility in planning for changes in our business and the industry and make us more vulnerable to economic downturns and adverse developments.  A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our debt agreements could result in a default under our debt agreements.  If a default occurs under our credit facilities, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets.

Our ability to meet our cash requirements, including our debt service obligations, is dependent upon our operating performance, which is subject to general economic and competitive conditions and to financial, business and other factors affecting our operations, many of which are or may be beyond our control.  We cannot provide assurance that our business operations will generate sufficient cash flows from operations to fund these cash requirements and debt service obligations.  If our operating results, cash flow or capital resources prove inadequate, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt and other obligations.  If we are unable to service our debt, we could be forced to reduce or delay planned expansions and capital expenditures, sell assets, further restructure or refinance our debt or seek additional equity capital, and we may be unable to take any of these actions on satisfactory terms or in a timely manner.  Further, any of these actions may not be sufficient to allow us to service our debt obligations or may have an adverse impact on our business.  Our debt agreements may limit our ability to take certain of these actions.  Our failure to generate sufficient operating cash flow to pay our debts or to successfully undertake any of these actions could have a material adverse effect on us.

Our substantial leverage and the restrictions included in our debt agreements following the Restructuring Transactions, could materially and adversely affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or other purposes, could make us more vulnerable to general adverse economic, regulatory and industry conditions, and could limit our flexibility in planning for, or reacting to, changes and opportunities in the markets in which we compete.

The Restructuring Transactions, which are subject to a number of conditions precedent (which may not be within our control), may not be completed as expected, which could have a material and adverse effect on our ability to service our obligations under our Credit Agreements and comply with the financial and other covenants contained therein, on our financial condition and liquidity and on our ability to continue as a going concern.

As further discussed below under “Item 5.  Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—The Restructuring Transactions” (in which capitalized terms used in this risk factor are defined), we and all of the Lenders under the Credit Agreements have executed RLAs and Standstill Agreements pending the execution of Supplemental Agreements with all Lenders to effectuate the Restructuring Transactions, including each Lender’s Deferral and Modification with respect to its Credit Agreement.  The RLAs, which have been approved by the credit committee of each of our Lenders, set forth the material terms of the eventual Supplemental Agreements.  Each RLA provides that, with respect to each Credit Agreement, each Lender’s Deferral and Modification, as contemplated by the RLA, is subject to a number of conditions precedent.  As required under the RLAs, we are negotiating in good faith to finalize the Supplemental Agreements. In the event of a failure to satisfy any of the conditions precedent to the each Lender’s Deferral and Modification or the failure to enter into the Supplemental Agreements contemplated by the RLAs may result in our inability to complete the Restructuring Transactions in their entirety.

Even though we are currently in compliance with the applicable financial and other covenants contained in our debt agreements, including our Credit Agreements, as modified by the RLAs and as will be reflected in the Supplemental Agreements, and the Notes, absent the entry into the Supplemental Agreements and the completion of Restructuring Transactions, we may not be able to cover our working capital needs, including the payments of principal and interest under the Credit Agreements and the Notes, or comply with certain of the financial covenants in our Credit Agreements going forward, if the current depressed market conditions continue, unless we  address the above-described issues by other means, which may include refinancing our existing debt, selling our assets or entering into other restructuring transactions (both out-of-court and potentially in-court).  Any such actions may not be successful in addressing the issues described above and may materially and adversely affect the holders of our common shares. An Event of Default under one or more of our Credit Agreements could cause cross defaults of other debt and bareboat lease agreements, which could cause substantially all of our outstanding indebtedness to be declared due and payable immediately. Such an event would have a material adverse effect on financial condition, liquidity and results of operations and would likely result in a voluntary or involuntary insolvency proceeding, which would likely have a material and adverse effect on holders of our common shares.

Even with the Restructuring Transactions in place, our profitability will depend upon a number of factors.

Our net losses from continuing operations were $154.2 million for the year ended December 31, 2016. Our ability to ultimately become profitable will depend upon a number of factors.  If demand for our vessels does not recover materially from current levels, we may not be able to generate enough revenues to become profitable or to generate positive cash flows even after completing the Restructuring Transactions.  In such a case, we may need to undertake further restructuring activities or deleveraging measures in the future, which could have a material adverse effect on our business and results of operations and have a material and adverse effect on holders of our common shares.

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

Under the terms of our outstanding financing arrangements, we are subject to various restrictions on our ability to pay dividends.  Our financing arrangements prevent us from paying dividends if an event of default exists under our credit facilities or if the Deferred Amounts have not been repaid in full.  See “Item 5.  Operating and Financial Review and Prospects—B.  Liquidity and Capital Resources—Senior Secured Credit Facilities” and Note 8, “Long Term Debt” to our audited consolidated financial statements, for more information regarding these restrictions contained in our financing arrangements.  In general, when dividends are paid, they are distributed on a quarterly basis from our operating surplus, in amounts that allow us to retain a portion of our cash flows to fund vessel or fleet acquisitions and for debt repayment and other corporate purposes, as determined by our management and board of directors.

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

As of March 9, 2017, we have newbuilding contracts for four dry bulk vessels, and we have entered into agreements for the acquisition of two modern Kamsarmax drybulk carriers with expected deliveries between March and May 2017.  Our operating and financial systems may not be adequate as we expand our fleet, and our attempts to implement those systems may be ineffective.  In addition, we rely on our wholly-owned subsidiaries, Star Bulk Management Inc., Star Bulk Shipmanagement Company (Cyprus) Limited, and Starbulk S.A., to recruit shoreside administrative and management personnel and for crew management.  Shoreside personnel are recruited by Star Bulk Management Inc., Star Bulk Shipmanagement Company (Cyprus) Limited, and Starbulk S.A. through referrals from other shipping companies and traditional methods of securing personnel, such as placing classified advertisements in shipping industry periodicals.  Star Bulk Management Inc., Star Bulk Shipmanagement Company (Cyprus) Limited, Starbulk S.A. and its crewing agent may not be able to continue to hire suitable employees as we expand our fleet.  If we are unable to operate our financial and operations systems effectively, recruit suitable employees or if our unaffiliated crewing agent encounters business or financial difficulties, our performance may be materially and adversely affected and, among other things, the amount of cash available for distribution as dividends to our shareholders may be reduced.

If we acquire and operate older secondhand vessels, we may be exposed to increased operating and other costs, which could adversely affect our earnings and, as our fleet ages, the risks associated with older vessels could adversely affect our ability to obtain profitable charters.

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

In the July 2014 Transactions, we acquired a convertible loan to Heron, which has been converted into 50% of the equity of Heron.  Heron is a 50-50 joint venture between Oceanbulk Shipping and ABY Group Holding Limited, and we share joint control over Heron with ABY Group Holding Limited.  Because of this arrangement, neither party entirely controls Heron, and any operational and other decisions with respect to Heron need to be jointly agreed between Oceanbulk Shipping and ABY Group Holding Limited.  During 2015, all vessels previously owned by Heron either were sold to third parties or distributed to Heron’s equity holders.  As part of these distributions, we acquired the two Heron Vessels.  While Oceanbulk Shipping and ABY Group Holding Limited intend that Heron eventually will be dissolved shortly after local authorities permit, until that occurs, contingencies to us may arise.  However, the pre-transaction investors in Heron will effectively remain as ultimate beneficial owners of Heron, until Heron is dissolved on the basis that, according to the Merger Agreement, any cash received from the final liquidation of Heron will be transferred to the Sellers.  Under the Merger Agreement, we only agreed to issue 423,141 of our common shares, adjusted for the June 2016 Reserve Stock Split, and pay an amount of $25.0 million in cash, for the acquisition of the two Heron Vessels.

We may experience impairment of the value of long-lived assets.

As described in “Item 5.  Operating and Financial Review and Prospects – A. Operating Results – Critical Accounting Policies – Impairment of long-lived assets,” due to the recent downturn in the dry bulk markets, we recognized an impairment loss of $322.0 and $29.2 million as of December 31, 2015 and 2016, respectively.

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

The loans under our credit facilities are generally advanced at a floating rate based on LIBOR, which was volatile prior to 2008 and can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow.  In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end.  Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings.  Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

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

We have undertaken a number of acquisitions and investments in the past, including the 2014 Transactions, and may do so from time to time in the future.  The risks involved with these acquisitions and investments include:

•	the possibility that we may not receive a favorable return on our investment or incur losses from our investment, or the original investment may become impaired;

•	failure to satisfy or set effective strategic objectives;

•	our assumption of known or unknown liabilities or other unanticipated events or circumstances;

•	the diversion of management’s attention from normal daily operations of the business;

•	difficulties in integrating the operations, technologies, products and personnel of the acquired company or its assets;

•	difficulties in supporting acquired operations;

•	difficulties or delays in the transfer of vessels, equipment or personnel;

•	failure to retain key personnel;

•	unexpected capital equipment outlays and related expenses;

•	insufficient revenues to offset increased expenses associated with acquisitions;

•	under-performance problems with acquired assets or operations;

•	issuance of common shares that could dilute our current shareholders;

•	recording of goodwill and non-amortizable intangible assets that will be subject to periodic impairment testing and potential impairment charges against our future earnings;

•	the opportunity cost associated with committing capital in such investments;

•	undisclosed defects, damage, maintenance requirements or similar matters relating to acquired vessels; and

•	becoming subject to litigation.

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

We do not believe that we qualify for the exemption from U.S. federal income taxation under Section 883 of the Code for our 2016 taxable year.  Accordingly, we believe that we will be subject to the 4% U.S. federal income tax on our United States source gross shipping income for our 2016 taxable year; however, we may qualify for exemption in future years.

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

As of March 9, 2017, Oaktree and its affiliates beneficially own 51.25% common shares, which would represent approximately 51.4% of our outstanding common shares.  However, pursuant to the Oaktree Shareholders Agreement, Oaktree and certain affiliates thereof have agreed to voting restrictions, ownership limitations and standstill restrictions.  For instance, Oaktree and its affiliates will be entitled to nominate a maximum of four out of nine members of our board of directors, subject to certain additional limitations.  In addition, Oaktree and its affiliates will be required to vote their voting securities in excess of 33% of the outstanding voting securities (subject to adjustment as set forth in the Oaktree Shareholders Agreement) proportionately with the votes cast by the other shareholders, subject to certain exceptions, which include (i) voting against a change of control transaction with an unaffiliated buyer and (ii) voting in favor of a change of control transaction with an unaffiliated buyer (but only if such transaction is approved by a majority of disinterested directors).  In addition, Oaktree and affiliates thereof will be subject to certain standstill restrictions, and may not receive a control premium for their common shares as part of a change of control transaction.  Despite the foregoing limitations, Oaktree and its affiliates are able to exert considerable influence over us.  Oaktree and its affiliates may be able to prevent or delay a change of control of us and could preclude any unsolicited acquisition of us.  The concentration of ownership and voting power in Oaktree may make some transactions more difficult or impossible without the support of Oaktree, even if such events are in the best interests of our other shareholders.  The concentration of voting power in Oaktree may have an adverse effect on the price of our common shares.  As a result of such influence, we may take actions that our other shareholders do not view as beneficial, which may adversely affect our results of operations and financial condition and cause the value of your investment to decline.

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

While we do not expect that our Chief Executive Officer, Mr. Petros Pappas, will have any material relationships with any companies in the dry bulk shipping industry other than us, he will continue to be involved in other areas of the shipping industry, including as the founder of Oceanbulk Maritime, a dry cargo shipping company, and as a member of the management of Oceanbulk Container Carriers LLC, and PST Tankers LLC, which are other joint ventures between Oaktree and entities controlled by the family of Mr. Petros Pappas involved in the container shipping and product tanker businesses, respectively.  Both children of our Chief Executive Officer are equity holders of Oceanbulk Maritime and/or Interchart, and in various other entities, some of which are involved in the dry bulk shipping industry.  These other affiliations and ventures could cause distraction to Mr. Pappas as our Chief Executive Officer if he focuses a substantial portion of his time on them, and the involvement of Ms. Pappas with other ventures could cause conflicts of interest with us.

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

We are a foreign private issuer, and, as such, we may follow the laws of the Republic of the Marshall Islands, our home country, with respect to the foregoing requirements.  For example, our board of directors is not required by the laws of the Republic of the Marshall Islands to have a majority of independent directors, so, while our board of directors includes five members that would likely be deemed independent for purposes of the Nasdaq rules, we are not required to comply with the Nasdaq rule that requires us to have a majority of independent directors, and we may in the future have less than a majority of directors who would be deemed independent for purposes of the Nasdaq rules.  Consequently, for so long as we remain a foreign private issuer, the approach of our board of directors may be different from that of a board of directors required to have a majority of independent directors, and as a result, our management oversight may be more limited than if we were required to comply with the Nasdaq rules applicable to U.S. domestic listed companies.  If in the future we lose our status as a foreign private issuer, we would be required to comply with the rules of the Nasdaq applicable to U.S. domestic listed companies within six months.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a “foreign private issuer,” and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic companies whose securities are registered under the Exchange Act.  The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly the next determination will be made with respect to us on June 30, 2017.  We will lose our foreign private issuer status if more than 50% of our outstanding voting securities are directly or indirectly held of record by residents of the U.S., and:

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

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets.  We have no significant assets other than the equity interests in our subsidiaries.  As a result, our ability to satisfy our financial obligations and to make dividend payments in the future depends on our subsidiaries and their ability to distribute funds to us.  If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.  We do not intend to obtain funds from other sources to pay dividends.  Furthermore, certain of our outstanding financing arrangements restrict the ability of some of our subsidiaries  to pay us dividends under certain circumstances, such as if an event of default exists.  To the extent we do not receive dividends from our subsidiaries, our ability to pay dividends will be restricted.

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

Our corporate affairs are governed by our Fourth Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and our Third Amended and Restated Bylaws (the “Bylaws”) and by the Marshall Islands Business Corporations Act (the “MIBCA”).  The provisions of the MIBCA resemble provisions of the corporation laws of a number of states in the United States.  However, there have been few judicial cases in the Marshall Islands interpreting the MIBCA.  The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States.  The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States.  While the MIBCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the MIBCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts.  Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a relatively more substantial body of case law.  Additionally, the Republic of the Marshall Islands does not have a legal provision for bankruptcy or a general statutory mechanism for insolvency proceedings.  As such, in the event of a future insolvency or bankruptcy, our shareholders and creditors may experience delays in their ability to recover their claims after any such insolvency or bankruptcy.

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

Our Articles of Incorporation authorize us to issue common shares, of which 63,068,779 shares had been issued and were outstanding as of March 9, 2017.  Sales of a substantial number of shares of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares.  These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.  We intend to issue additional shares of our common shares in the future.  Our shareholders may incur dilution from any future equity offering and upon the issuance of additional shares of our common shares upon the exercise of options we have granted to certain of our executive officers or upon the issuance of additional common shares pursuant to our equity incentive plans.

We may fail to meet the continued listing requirements of the Nasdaq, which could cause our common shares to be delisted.

Pursuant to the listing requirements of the Nasdaq Global Select Market, if a company’s share price is below $1.00 per share for 30 consecutive trading days, Nasdaq will notify the company that it is no longer in compliance with the Nasdaq listing qualifications, which are set forth in Nasdaq Listing Rule 5450(a).  If a company is not in compliance with the minimum bid price rule, the company will have 180 calendar days to regain compliance.  The company may regain compliance if the bid price of its common shares closes at $1.00 per share or more for a minimum of ten consecutive business days at any time during the 180-day cure period.

On January 6, 2016, we received notice from Nasdaq that the minimum bid price for our common shares was below $1.00 per share for a period of 30 consecutive business days, and that we therefore did not meet the minimum bid price requirement for the Nasdaq Global Select Market.  Following the June 2016 Reverse Stock Split, effective June 20, 2016, on July 6, 2016 we received notice from Nasdaq that we had regained compliance with the minimum bid price requirement for the Nasdaq Global Select Market.

There can be no assurance that we will remain in compliance with the other Nasdaq listing qualification rules, or that our common shares will not be delisted.  A delisting of our common shares could have an adverse effect on the market price, and the efficiency of the trading market for, our common shares and could cause an event of default under certain of our Senior Secured Credit Facilities.

Certain shareholders hold registration rights, which may have an adverse effect on the market price of our common shares.

On September 20, 2011, we filed a registration statement on Form S-8 (File No.  333-176922) that covers the resale of up to 62,201 of our common shares, adjusted for the June 2016 Reverse Stock Split, that have been issued under our 2007, 2010 and 2011 equity incentive plans. We have included 97,157 common shares, adjusted for the June 2016 Reverse Stock Split, for resale in a universal shelf registration statement (File No.  333-180674), which was declared effective by the Securities and Exchange Commission (the “Commission”) on July 17, 2012.  A Form F-3 registration statement for 1,546,355 common shares, adjusted for the June 2016 Reverse Stock Split, was filed with the SEC pursuant to a registration rights agreement and declared effective on November 12, 2013 for shares held by Oaktree and Monarch. On July 11, 2014, we entered into the Registration Rights Agreement.  For more information regarding the terms of the Registration Rights Agreement, “Item 7.  Major Shareholders and Related Party Transactions—B.  Related Party Transactions.” Pursuant to the Registration Rights Agreement, we filed a Form F-3 registration statement (Registration No.  333-197886), registering the resale of 13,451,657 common shares, adjusted for the June 2016 Reverse Stock Split, to be sold by certain selling shareholders listed therein, which was declared effective on September 25, 2014.  In addition, the Registration Rights Agreement also provides the Oaktree Seller and its affiliates with certain demand registration rights and the Oaktree Seller and Pappas Seller and certain affiliates thereof with certain shelf registration rights in respect of common shares held by them, subject to certain conditions.  We have also agreed to grant affiliates of Senator Investment Group LP (“Senator”) registration rights covering an additional 3,065,980 common shares acquired by Senator in connection with the February 2017 Private Placement. As a result of the Excel Transactions and pursuant to the Registration Rights Agreement, we filed another Form F-3 registration statement (Registration No.  333-198832) registering the resale of 5,983,462 common shares, adjusted for the June 2016 Reverse Stock Split, issued to Excel as the Excel Vessel Share Consideration, and the 7,450,084 common shares, adjusted for the June 2016 Reverse Stock Split, purchased by Oaktree, affiliates of the family of Mr. Petros Pappas and certain other selling stockholders named therein in the January 2015 Equity Offering.  This registration statement was declared effective on February 25, 2015. In the event that we register additional common shares for sale to the public following the closing of the 2014 Transactions, we will be required to give notice to the Oaktree Seller, the Pappas Seller, Senator, and certain affiliates thereof of our intention to effect such registration and, subject to certain limitations, we will be required to include common shares held by those holders in such registration.  The resale of these common shares in addition to the offer and sale of the other securities included in such registration statements may have an adverse effect on the market price of our common shares.

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

On January 12, 2007, Star Maritime and Star Bulk entered into definitive agreements to acquire a fleet of eight dry bulk carriers, with a combined cargo-carrying capacity of approximately 692,000 dwt, from certain subsidiaries of TMT Co, Ltd, a global shipping company with management headquarters in Taiwan (“TMT”).  These eight dry bulk carriers are referred to as the initial fleet.  The aggregate purchase price specified in the Master Agreement by and among Star Bulk, Star Maritime and TMT (the “Master Agreement”), for the initial fleet was $224.5 million in cash and 167,169 of our common shares, adjusted for the June 2016 Reverse Stock Split, which were issued on November 30, 2007.  As additional consideration for the eight vessels, we agreed to issue 21,426 common shares, adjusted for the June 2016 Reverse Stock Split, to TMT in two installments as follows: (i) 10,713 additional common shares, no more than 10 business days following the filing of the Annual Report on Form 20-F for the fiscal year ended December 31, 2007, and (ii) 10,713 additional common shares, no more than 10 business days following the filing of the Annual Report on Form 20-F for the fiscal year ended December 31, 2008.  The shares in respect of the first installment were issued to a nominee of TMT on July 17, 2008 and the shares in respect of the second installment were issued to a nominee of TMT on April 28, 2009.

On November 2, 2007, the Commission declared effective our joint proxy/registration statement filed on Forms F-1/F-4 and on November 27, 2007, we obtained shareholders’ approval for the acquisition of the initial fleet and for effecting the Redomiciliation Merger as a result of which Star Maritime merged into Star Bulk with Star Maritime merging out of existence and Star Bulk being the surviving entity.  Each share of Star Maritime’s common stock was exchanged for one of our common shares (without adjusted for the subsequent reverse stock splits) , and each warrant of Star Maritime was assumed by us with the same terms and conditions except that each became exercisable for our common shares.  The Redomiciliation Merger became effective on November 30, 2007, and the common shares and warrants of Star Maritime ceased trading on the American Stock Exchange under the symbols SEA and SEA.WS, respectively.  Our common shares and warrants started trading on the Nasdaq Global Select Market on December 3, 2007, under the ticker symbols SBLK and SBLKW, respectively.  All of our warrants expired worthless and ceased trading on the Nasdaq Global Select Market on March 15, 2010.  We began our operations on December 3, 2007, with the delivery of our first vessel Star Epsilon.

On February 25, 2014, we acquired 33% of the total outstanding common stock of Interchart, a Liberian company affiliated with family members of our Chief Executive Officer, which acts as chartering broker to our fleet, for a total consideration of $0.2 million in cash and 4,520 restricted common shares, adjusted for the June 2016 Reverse Stock Split, issued on April 1, 2014.  The ownership interest was purchased from an entity affiliated with family members of our Chief Executive Officer, including our former director Ms. Milena-Maria Pappas.  On the same date, we entered into a services agreement, with Interchart for chartering, brokering and commercial services for our vessels for an annual fee of €0.5 million (approximately $0.53 million, using the exchange rate as of December 31, 2016, eur/usd 1.05).  In November 2014, we entered into a new agreement with Interchart for chartering, brokering and commercial services for all of our vessels for a monthly fee of $0.3 million.  The agreement was effective from October 1, 2014 until March 31, 2015, and, following recurring renewals, is currently effective until December 31, 2017.  The previous agreement with Interchart, dated February 25, 2014, was terminated when this agreement became effective.

Beginning in July 2014, we entered into the Merger, the Heron Transaction, the Pappas Transaction and the Excel Transactions that greatly expanded our fleet, as described in “Item 3.  Key Information.”

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

On January 24, 2014, we entered into agreements to acquire Star Vega and Star Sirius from Glocal Maritime Ltd., a third party.  Both Star Vega and Star Sirius are Post Panamax vessels of 98,681 dwt each, built in 2011.  The vessels were delivered to us on February 13, 2014 and March 7, 2014, respectively.  Upon their delivery, the vessels were chartered back to Glocal Maritime Ltd. for a daily rate of $15,000, and the charters expired in August 2016 and June 2016, respectively.

In March 2017, we entered into definitive agreements to acquire two modern Kamsarmax drybulk carriers from a third party for an aggregate total consideration of approximately $30.3 million. Each of the vessels has a carrying capacity of 81,713 deadweight tons and was built with high specifications at Jiangsu New Yangzijiang in 2013. The vessels are expected to be delivered to us between March and May 2017.

Newbuilding Contracts

On July 5, 2013, we entered into agreements with Shanghai Waigaoqiao Shipbuilding Co.  (“SWS”) for the construction of two 180,000 dwt Capesize vessels, with fuel efficient specifications, Star Aries (ex-Hull 1338) delivered to us on February 29, 2016 and sold on the same date, and Star Taurus (ex-Hull 1339), delivered from shipyard and to its new owners on June 6, 2016 (as discussed below “–Vessel Dispositions”).

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

Bareboat Charters

On February 17, 2014, we entered into separate bareboat agreements (the “Bareboat Charters”) with CSSC (Hong Kong) Shipping Company Limited (“CSSC”), an affiliate of SWS, to bareboat charter for ten years two fuel efficient Newcastlemax vessels, each with a cargo carrying capacity of 208,000 deadweight tons.  The vessels were constructed pursuant to shipbuilding contracts entered into between two pairings of affiliates of SWS.  Each pair had one shipyard party (each, an “SWS Builder”) and one ship-owning entity (each an “SWS Owner”).  Delivery to us of each vessel was deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder.  Pursuant to the terms of the Bareboat Charters, we are required to pay upfront fees, corresponding to the pre-delivery installments to the shipyard.  An amount of $43.2 million and $40.0 million, respectively, for the construction cost of each vessel, corresponding to the delivery installment to the shipyard, is financed by the relevant SWS Owner, to whom we will pay a daily bareboat charter hire rate payable monthly plus a variable amount.  In addition, we paid an amount of $0.9 million, representing handling fees for the construction of the two vessels in two installments, in February 2014 and February 2015, respectively.  Under the terms of the Bareboat Charters, we have the option to purchase the CSSC Vessels at any time following delivery, such option being exercisable on a monthly basis against a predetermined, amortizing-during-the-charter-period prices and the obligation to purchase the two vessels at the expiration of the bareboat term at a purchase price of $13.0 million and $12.0 million, respectively.  Upon the earlier of the exercise of the purchase options or the expiration of the Bareboat Charters, we will own the CSSC Vessels. We took delivery of the Star Libra (ex-HN 1372) during the year ended December 31, 2016, while the Star Virgo (ex- HN 1371) was delivered in March 2017.

July 2014 Transactions

In the Merger and Pappas Transactions, we acquired 13 dry bulk vessels and contracts for the construction of 26 newbuilding dry bulk fuel-efficient Eco-type vessels at shipyards in Japan and China, of which nine are subject to bareboat charters, as described below.  The total purchase consideration for the July 2014 Transactions was $616.3 million.

On May 17, 2013, subsidiaries of Oceanbulk entered into separate bareboat charter party contracts with affiliates of New Yangzijiang shipyards for eight-year bareboat charters of four newbuilding 64,000 dwt Ultramax vessels being built at New Yangzijiang.  The vessels were constructed pursuant to four shipbuilding contracts entered into between four pairings of affiliates of New Yangzijiang.  Each pair has one shipyard party (each, a “New YJ Builder”) and one ship-owning entity (each a “New YJ Owner”).  Delivery of each vessel to us was deemed to occur upon delivery of the vessel to the New YJ Owner from the corresponding New YJ Builder.  Pursuant to the terms of the bareboat charters, we were required to pay upfront fees, corresponding to the pre-delivery installments to the shipyard.  An amount of $20.7 million for the construction cost of each vessel, corresponding to the delivery installment to the shipyard, is financed by the relevant New YJ Owner, to whom we pay a pre-agreed daily bareboat charter hire rate on a 30-days advance basis.  After each vessel’s delivery, we have monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices and on the eighth anniversary of the delivery of each vessel, we have the obligation to purchase the vessel at a purchase price of $6.0 million. Upon the earlier of the exercise of the purchase options or the expiration of the bareboat charters, we will own the four vessels.  The four vessels were delivered to us on March 25, 2015, March 31, 2015, April 7, 2015 and June 26, 2015, respectively.

On December 27, 2013, subsidiaries of Oceanbulk entered into separate bareboat charter party contracts with affiliates of SWS for ten-year bareboat charters of five newbuilding 208,000 dwt Newcastlemax vessels being built at SWS.  During the year ended December 31, 2015, the Company reassigned two of these bareboat vessels back to their owners, leaving the Company with no future capital expenditure obligations with respect to those two newbuildings. The remaining three vessels are being constructed pursuant to shipbuilding contracts entered into between three pairings of affiliates of SWS.  Each pair has one shipyard party (each, an “SWS Builder”) and one ship-owning entity (each an “SWS Owner”).  Delivery of each vessel to us is deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder.  Pursuant to the terms of the bareboat charter, we are required to pay upfront fees, corresponding to the pre-delivery installments to the shipyard. An amount ranging from $40.0 to $43.2 million for the construction cost of each vessel, corresponding to the delivery installment to the shipyard, will be financed by the relevant SWS Owner, to whom we will pay a daily bareboat charter hire rate payable monthly plus a variable amount.  After each vessel’s delivery, we have monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices and at the end of the ten-year charter period for each vessel, we have the obligation to purchase the vessel at a purchase price ranging from $12.0 million to $13.0 million. Upon the earlier of the exercise of the purchase options or the expiration of the bareboat charters, we will own the three vessels. We took delivery of the Star Marisa (ex-HN 1359) during the year ended December 31, 2016, while the HN 1360 (tbn Star Ariadne) and the HN 1361 (tbn Star Magnanimus) are expected to be delivered in March 2017 and January 2018.

The Merger Agreement also provided for the acquisition of the Heron Vessels.  On November 11, 2014, we entered into two separate agreements with Heron to acquire the vessels Star Gwyneth (ex-ABYO Gwyneth) and Star Angelina (ex-ABYO Angelina), which were delivered to us on December 5, 2014.  The cost for the acquisition of these vessels was determined based on the fair value of the 423,141 common shares, adjusted for the June 2016 Reverse Stock Split, issued on July 11, 2014, in connection with the Heron Transaction, of $25.1 million and $25.0 million in cash payment which was financed by the Heron Vessels Facility (as defined below see “Item 5.  Operating and Financial Review and Prospects—B.  Liquidity and Capital Resources—Senior Secured Credit Facilities”), according to the provisions of the Merger Agreement with respect to these acquisitions.

A total of 10,820,840 of our common shares, adjusted for the June 2016 Reverse Stock Split, were issued to the various selling parties in the July 2014 Transactions.

Excel Transactions

Through the Excel Transactions in August 2014, we acquired the 34 Excel Vessels for an aggregate of 5,983,462 common shares, adjusted for the June 2016 Reverse Stock Split, and $288.4 million in cash.  In the case of three Excel Vessels Star Martha (ex-Christine), Star Pauline (ex-Sandra) and Star Despoina (ex-Lowlands Beilun), which were transferred subject to existing charters, we received the outstanding equity interests of the vessel-owning subsidiaries that own those Excel Vessels (although all other assets and liabilities of such vessel-owning subsidiaries remained with Excel). The Excel Vessels were transferred to us in a series of closings, on a vessel-by-vessel basis, with the last Excel Vessel delivered to us in April, 2015.

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

Since late December 2014 and during 2015, we entered into separate agreements with third parties to sell 16 of our vessels (Star Big, Star Mega, Maiden Voyage, Star Natalie, Star Tatianna, Star Christianna, Star Monika, Star Julia, Star Kim, Star Nicole, Rodon, Star Claudia, Indomitable, Magnum Opus, Tsu Ebisu and Deep Blue).  These vessels were delivered to their purchasers in 2015, except from the last four, which were delivered in 2016.

On May 28, 2015, we entered into an agreement with a third party to sell the vessel Maiden Voyage, as mentioned above.  As part of this transaction, the vessel (currently named Astakos) was leased back to us under a time charter for two years.  The vessel was delivered to its new owner on September 15, 2015, and we became the charterer of the vessel on the same date.

In addition, in late 2015, we entered into various separate agreements with third parties to sell five of our newbuilding vessels (Behemoth, Bruno Marks, Jenmark, Star Aries and Star Taurus) upon their delivery from the shipyards

During 2016, we entered into various separate agreements with third parties to sell the operating vessels Obelix, Star Michele, Star Monisha, Star Aline and Star Despoina and the newbuilding vessel Megalodon (ex-HN 5056) upon its delivery from the shipyard.  All of these sold vessels were delivered to their purchasers during the year ended December 31, 2016.

On February 9, 2017, we entered into agreement with a third party to sell the vessel Star Eleonora, at market terms. The vessel was delivered in March 2017. For the prepayments made in connection with the above sales see “Item 5.  Operating and Financial Review and Prospects—B.  Liquidity and Capital Resources—Senior Secured Credit Facilities.”

During the year ended December 31, 2016, we terminated two shipbuilding contacts, leaving the Company with no future capital expenditure obligations with respect to those two newbuildings.

Negotiations with the shipyards

During 2015 and in early 2016 we reached agreements in principle with certain shipyards to defer the delivery and reduce the purchase price of certain of our newbuilding vessels.  The aggregate agreed reduction to the purchase price was $64.5 million. The estimated delivery dates and remaining payments for our newbuilding vessels stated elsewhere in this report take account of these negotiations.

B.	Business overview

General

We are an international shipping company with extensive operational experience that owns and operates a fleet of dry bulk carrier vessels.  On a fully delivered basis, we will have a fleet of 73 vessels consisting primarily of Newcastlemax, Capesize as well as Kamsarmax, Ultramax and Supramax vessels with a carrying capacity between 52,055 dwt and 209,537 dwt.  Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes.  Our highly experienced executive management team, with over 120 years of combined shipping industry experience, is led by Mr. Petros Pappas, who has more than 39 years of shipping industry experience and has managed approximately 320 vessel acquisitions and dispositions.

As of March 9, 2017, our operating fleet of 68 vessels had an aggregate capacity of approximately 7.2 million dwt.  We have also entered into or acquired contracts for the construction of four of the latest generation “Eco-type” vessels at a shipyard in China, which we define as vessels that are designed to be more fuel-efficient than standard vessels of similar size and age.  As of March 9, 2017, the total payments for our four newbuilding vessels were expected to be $148.0 million, of which we had already paid $49.9 million.  As of March 9, 2017, we had $258.4 million of cash on hand and we had obtained commitments for $80.0 million of secured debt for two newbuilding vessels in the form of capital leases and we are also in negotiations and expect to obtain a commitment for up to $53.0 million of secured financing for the remaining two newbuilding vessels, based on current market valuations.  In March 2017, we entered into definitive agreements to acquire two modern Kamsarmax vessels, with expected delivery dates between March and May 2017, for an aggregate consideration of approximately $30.3 million, and we are in negotiations and expect to obtain financing for up to $15.2 million of secured debt in connection therewith.  By the first quarter of 2018, we expect our fleet to consist of 73 wholly owned vessels, with an average age of 7.9 years and an aggregate capacity of 8.0 million dwt.  As of March 9, 2017, the average age of our operating fleet was 7.8 years.  On a fully delivered basis and based on publicly available information, we believe our fleet will make us one of the largest U.S. publicly traded dry bulk shipping company by deadweight tonnage.

Our fleet is well-positioned to take advantage of economies of scale in commercial, technical and procurement management.  For our operating fleet and our newbuildings, we have focused on vessels built at leading Japanese and Chinese shipyards, which, in our experience, are more reliable and less expensive to operate and are accordingly preferred by charterers.  Currently, because of prevailing market conditions, we primarily employ our vessels in the spot market, under short term time charters or voyage charters.  While employing the vessels under a voyage charter may require more management attention than under time charters, the vessel owner benefits from any fuel savings it can achieve because fuel is paid for by the vessel owner.  On a fully-delivered basis, we will have a large, modern, fuel-efficient and high-quality fleet, which emphasizes the largest Eco-type Capesize and Newcastlemax vessels, built at leading shipyards and featuring the latest technology.  As a result, we believe we will have an opportunity to capitalize on rising market demand during a period of reduced fleet growth, customer preferences for our ships and economies of scale, while enabling us to capture the benefits of fuel cost savings through spot time charters or voyage charters.

Our Fleet

We have built a fleet through timely and selective acquisitions of secondhand and newbuilding vessels.  Because of the industry reputation and extensive relationships of Mr. Pappas and the other members of our senior management, we have been able to contract for our newbuilding vessels with leading shipyards.  We believe that owning a modern, well-maintained fleet reduces operating costs, improves the quality of services we deliver and provides us with a competitive advantage in securing favorable spot time charters and voyage charters with high-quality counterparties.  Each of our newly delivered and newbuilding vessels will be equipped with a vessel remote monitoring system that will provide data to a central location in order to monitor fuel and lubricant consumption and efficiency on a real-time basis.  We expect to retrofit all of our operating vessels and most of the Excel Vessels with a similar monitoring system.  While these monitoring systems are generally available in the shipping industry, we believe that they can be cost-effectively employed only by large-scale shipping operators, such as us.

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

Our newbuilding vessels are being built at a Chinese shipyard.  The following tables summarize key information about our operating and newbuilding fleet, as of March 9, 2017:

Operating Fleet

	Vessel Name	Vessel Type	Capacity (dwt.)	Year Built	Date Delivered to Star Bulk
1	Goliath	Newcastlemax	209,537	2015	July-15
2	Gargantua	Newcastlemax	209,529	2015	April-15
3	Star Poseidon	Newcastlemax	209,475	2016	February-16
4	Maharaj	Newcastlemax	209,472	2015	July-15
5	Star Virgo(1)	Newcastlemax	207,812	2017	March 2017
6	Star Libra (1)	Newcastlemax	207,765	2016	June-16
7	Star Marisa (1)	Newcastlemax	207,709	2016	March-16
8	Leviathan	Capesize	182,511	2014	September-14
9	Peloreus	Capesize	182,496	2014	July-14
10	Star Martha	Capesize	180,274	2010	October-14
11	Star Pauline	Capesize	180,274	2008	December-14
12	Pantagruel	Capesize	180,181	2004	July-14
13	Star Borealis	Capesize	179,678	2011	September-11
14	Star Polaris	Capesize	179,600	2011	November-11
15	Star Angie	Capesize	177,931	2007	October-14
16	Big Fish	Capesize	177,643	2004	July-14
17	Kymopolia	Capesize	176,990	2006	July-14
18	Big Bang	Capesize	174,109	2007	July-14
19	Star Aurora	Capesize	171,199	2000	September-10
20	Star Eleonora (2)	Capesize	164,218	2001	December-14
21	Amami	Post Panamax	98,681	2011	July-14
22	Madredeus	Post Panamax	98,681	2011	July-14
23	Star Sirius	Post Panamax	98,681	2011	March-14
24	Star Vega	Post Panamax	98,681	2011	February-14
25	Star Angelina	Kamsarmax	82,981	2006	December-14
26	Star Gwyneth	Kamsarmax	82,790	2006	December-14
27	Star Kamila	Kamsarmax	82,769	2005	September-14
28	Pendulum	Kamsarmax	82,619	2006	July-14
29	Star Maria	Kamsarmax	82,598	2007	November-14
30	Star Markella	Kamsarmax	82,594	2007	September-14
31	Star Danai	Kamsarmax	82,574	2006	October-14
32	Star Georgia	Kamsarmax	82,298	2006	October-14
33	Star Sophia	Kamsarmax	82,269	2007	October-14
34	Star Mariella	Kamsarmax	82,266	2006	September-14
35	Star Moira	Kamsarmax	82,257	2006	November-14
36	Star Nina	Kamsarmax	82,224	2006	January-15
37	Star Renee	Kamsarmax	82,221	2006	December-14
38	Star Nasia	Kamsarmax	82,220	2006	August-14
39	Star Laura	Kamsarmax	82,209	2006	December-14
40	Star Jennifer	Kamsarmax	82,209	2006	April-15
41	Star Helena	Kamsarmax	82,187	2006	December-14
42	Mercurial Virgo	Kamsarmax	81,545	2013	July-14
43	Star Iris	Panamax	76,466	2004	September-14
44	Star Emily	Panamax	76,417	2004	September-14
45	Star Vanessa	Panamax	72,493	1999	November-14
46	Idee Fixe (1)	Ultramax	63,458	2015	March-15
47	Roberta (1)	Ultramax	63,426	2015	March-15
48	Laura (1)	Ultramax	63,399	2015	April-15
49	Kaley (1)	Ultramax	63,283	2015	June-15
50	Kennadi	Ultramax	63,262	2016	January-16
51	Mackenzie	Ultrama	63,226	2016	March-16
52	Star Challenger	Ultramax	61,462	2012	December-13

53	Star Fighter	Ultramax	61,455	2013	December-13
54	Star Lutas	Ultramax	61,347	2016	December-13
55	Honey Badger	Ultramax	61,320	2015	February-15
56	Wolverine	Ultramax	61,292	2015	February-15
57	Star Antares	Ultramax	61,258	2015	October-15
58	Star Acquarius	Ultramax	60,916	2015	July-15
59	Star Pisces	Ultramax	60,916	2015	August-15
60	Strange Attractor	Supramax	55,742	2006	July-14
61	Star Omicron	Supramax	53,489	2005	April-08
62	Star Gamma	Supramax	53,098	2002	January-08
63	Star Zeta	Supramax	52,994	2003	January-08
64	Star Delta	Supramax	52,434	2000	January-08
65	Star Theta	Supramax	52,425	2003	December-07
66	Star Epsilon	Supramax	52,402	2001	December-07
67	Star Cosmo	Supramax	52,246	2005	July-08
68	Star Kappa	Supramax	52,055	2001	December-07
		Total dwt:	7,218,258

(1)	Subject to a bareboat charter that is accounted for as a capital lease.

(2)	Vessel sold and delivered to its new owners on March 15, 2017.

In March 2017, we entered into agreements to acquire two modern Kamsarmax vessels with expected delivery dates between March 2017 and May 2017.

Newbuilding Vessels
	Vessel Name	Vessel Type	Capacity (dwt.)	Shipyard	Expected Delivery Date
1	HN 1360 (tbn Star Ariadne) (1)	Newcastlemax	208,000	SWS, China	Mar-17
2	HN 1342 (tbn Star Gemini)	Newcastlemax	208,000	SWS, China	Jul-17
3	HN 1361 (tbn Star Magnanimus) (1)	Newcastlemax	208,000	SWS, China	Jan-18
4	HN 1343 (tbn Star Leo)	Newcastlemax	208,000	SWS, China	Jan-18
		Total dwt:	832,000

(1)	Subject to a bareboat charter that will be accounted for as a capital lease.

Vessels Chartered In
Vessel Name	Type	Capacity (dwt.)	Year Built
Astakos (ex - Maiden Voyage)	Supramax	58,722	2012
	Total dwt:	58,722

Our Competitive Strengths

We believe that we possess a number of competitive strengths in our industry, including:

Track record of fleet growth with an extensive pipeline of attractive newbuilding vessels

Our operating fleet of dry bulk carrier vessels was built at leading Japanese, Chinese and Korean shipyards between 1999 and 2017, all of which are serving existing customers.  Our management team’s newbuilding philosophy has been to focus on building vessels exclusively at what we believe to be among the leading shipyards in Japan and China rather than simply purchasing available slots at any shipyard.  Based on our experience, we believe that charterers will prefer newer, high-quality vessels and that such vessels will help to reduce operating and maintenance expenses and increase utilization rates.  Mr. Pappas has leveraged his relationships with the shipyards to carefully plan our four-vessel newbuilding program.  Our newbuilding program is designed to take advantage of economies of scale as quickly as practicable, adding a total capacity of approximately 0.8 million dwt, with two of the four vessels to be delivered in 2017 and the remaining two in 2018. In addition, in March 2017, we entered into agreements to acquire two modern Kamsarmax vessels with expected delivery dates between March 2017 and May 2017.  As of March 9, 2017, the average age of our operating fleet was 7.8 years.  When our newbuilding program is completed (which we expect in the first quarter of 2018), on a fully delivered basis, our fleet is expected to consist of 73 wholly owned vessels, with an average age of 7.9 years and an aggregate capacity of 8.0 million dwt.  We believe that our operating fleet and our expected newbuilding vessels delivery schedule give us a competitive advantage.

Focus on fuel efficiency and improving vessel operations

All of our newbuilding vessels and 22 of our operating vessels are Eco-type vessels, which enable us to take advantage of available fuel cost savings and operational efficiencies and give us the opportunity to generate advantageous daily time charter equivalent (‘‘TCE’’) rates, particularly in an environment in which charterhire rates are relatively low. In addition, over 30% of our operating fleet has been equipped with a sophisticated vessel remote monitoring system that allows us to collect real-time information on the performance of critical on-board equipment, with a particular focus on fuel consumption and engine performance. Using this information, we are able to be proactive in identifying potential problems and evaluating optimum operating parameters during various sea passage conditions. We also are able to compare actual vessel performance to reported vessel performance and provide feedback to crews in real time, thereby reducing the likelihood of errors or omissions by our crews. The vessel remote monitoring system is designed to enhance our ability to manage the operations of our vessels, thereby increasing operational efficiency and reducing maintenance costs and off-hire time. In addition, because of the similarities between certain of our vessels, we can take advantage of efficiencies in crewing, training and spare parts inventory management and can apply technical and operational knowledge of one ship to its sisterships. In addition to our Eco-type vessels, 29 of our operating vessels are being equipped with sliding engine valves and alpha lubricators, making them semi-Eco vessels with increased fuel efficiency and decreased lubricant consumption.

Experienced management team with a strong track record in the shipping industry

Our company’s leadership has considerable shipping industry expertise.  Our founder and Chief Executive Officer, Mr. Pappas, has an established track record in the dry bulk industry, with more than 36 years of experience and more than 320 vessel acquisitions and dispositions.  Mr. Pappas has extensive experience in operating and investing in shipping, including through his principal shipping operations and investment vehicle, Oceanbulk Maritime.  Mr. Pappas also has extensive relationships in the shipping industry, and he has leveraged his deep relationships with shipbuilders to formulate our newbuilding program.

Mr. Hamish Norton, our President, is also the Head of Corporate Development and Chief Financial Officer of Oceanbulk Maritime with more than 24 years of experience in the shipping industry.  Prior to joining Oceanbulk Maritime, from 2007 through 2012, Mr. Norton was a Managing Director and the Global Head of the Maritime Group at Jefferies LLC, and from 2003 to 2007, he was head of the shipping practice at Bear Stearns.  Mr. Norton has advised in numerous capital markets and mergers and acquisitions transactions by shipping companies.

Mr. Christos Begleris, our Co-Chief Financial Officer, has served as Deputy Chief Financial Officer of Oceanbulk Maritime since 2013 and was the Chief Financial Officer of Oceanbulk from January 2014.  He has been involved in the shipping industry since 2008 and has considerable banking and capital markets experience, having executed more than $9.0 billion of acquisitions and financings.

Mr. Simos Spyrou, our Co-Chief Financial Officer, has served as Chief Financial Officer of Star Bulk since September 2011.  Mr. Spyrou has more than 16 years of experience in the Greek equity and derivative markets at the Hellenic Exchanges Group.

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

For more information on our management team, see “Item 6.  Directors, Senior Management and Employees – Directors, Senior Management and Employees.”

Extensive relationships with customers, lenders, shipyards and other shipping industry participants

Through Mr. Pappas and our senior management team, we have strong global relationships with shipping companies, charterers, shipyards, brokers and commercial shipping lenders.  Our senior management team has a long track record in the voyage chartering of dry bulk ships, which we expect will be of great benefit to us in increasing the profitability of our fleet.  The chartering team has long experience in the business of arranging voyage and short-term time charters and can leverage its extensive industry relationships to arrange for favorable and profitable charters.  We believe that these relationships with these counterparties and our strong sale and purchase track record and reputation as a creditworthy counterparty should provide us with access to attractive asset acquisitions, chartering and ship financing opportunities.  Mr. Pappas has also leveraged his deep relationships with various shipyards to enable us to implement our newbuilding program with vessels of high specification.

Our Business Strategies

Our primary objectives are to grow our business profitably and to continue to grow as a successful owner and operator of dry bulk vessels.  The key elements of our strategy are:

Preserve liquidity during the current dry bulk market downturn through efficient operations and vessel sales

The BDI declined 35% during 2015 and reached its all-time low of 290 in February 2016.  The dry bulk market has since rebounded from its all-time lows, reaching an intra-year peak of 1,257 in November 2016. In this environment, we are taking all necessary actions to preserve our liquidity through vessel sales, renegotiation of price and delivery dates with the shipyards for our newbuilding fleet, completion of the Restructuring Transactions, as well as optimization of vessel operations to reduce voyage and operating costs.  Our management is focused on making us a leading operator in terms of cost without sacrificing the quality of our operations.  Reflecting the continued quality of our vessels, as of December 2016, we are considered as a top quality service provider and were assigned the third position among 70 shipowners by Rightship, a ratings agency that evaluates the condition of dry bulk vessels.

Capitalize on potential increases in charterhire rates for dry bulk shipping

The dry bulk shipping industry is cyclical in nature.  The recent historically low dry bulk charterhire rates act as a catalyst for ship owners, who scrap a significant number of vessels, until equilibrium between demand and supply of vessels is achieved.  Based on our analysis of industry dynamics, we believe that dry bulk charterhire rates will rise for the medium term due to drastic supply cuts that we expect will result from owners’ actions in the short term.  The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  As of the beginning of February, 2017, the global dry bulk carrier order book amounted to approximately 9.5% of the existing fleet at that time.  The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.  Generally, dry bulk carriers at or over 25 years old are likely candidates to be scrapped; however due to the deteriorating freight environment we have seen younger vessels sent to the scrapyards.  During 2016, a total of 29.1 million dwt was scrapped, representing the third highest level in the history of the dry bulk industry.  Up until mid February 2017, we observed a slow-down in the annualized demolition rate, with 2.8 million dwt being scrapped.  Historically, from 2006 to 2016, vessel annual demolition rates ranged from 0.5 million dwt to 33.4 million dwt.  We have also observed the conversion of a number of newbuilding dry bulk vessels to tanker and container vessels, which we consider has the positive consequence of reducing dry bulk vessel deliveries and hence supply.  We expect that the relatively weak freight rate environment will continue to dissuade ship owners from ordering further dry bulk vessels.  By reducing vessel supply, we believe that the above three factors will have a positive effect on freight rates in the future.  While the charter market remains at current levels, we intend to operate our vessels in the spot market under short-term time charter market or voyage charters in order to benefit from any future increases in charter rates.

Charter our vessels in an active and sophisticated manner

Our business strategy is centered on arranging voyage and short-term time charters for our vessels given the current relatively low market levels.  This approach is also tailored specifically to the fuel efficiency of our newbuilding and newly delivered vessels.  While this process is more difficult and labor intensive than placing our vessels on longer-term time charters, it can lead to greater profitability, particularly for vessels that have lower fuel consumption than typical vessels.  When operating a vessel on a voyage charter, we (as owner of the vessel) will incur fuel costs, and therefore, we are in a position to benefit from fuel savings (particularly for our Eco-type vessels).  If charter market levels rise, we may employ part of our fleet in the long-term time charter market, while we may be able to more advantageously employ our newbuilding and newly delivered vessels in the voyage charter market in order to capture the benefit of available fuel cost savings.  Our large, diverse and high quality fleet provides scale to major charterers, such as iron ore miners, utility companies and commodity trading houses.  On December 17, 2014, we announced the formation of a long-term strategic partnership with a significant iron ore mining company for the chartering of three Newcastlemax vessels, under an index-linked voyage charter for a five-year period.  This arrangement will allow us to take the full benefit of the vessels’ increased cargo carrying capacity as well as potential savings arising from their fuel efficiency, as we will be compensated on a $/ton basis, while being responsible for the voyage expenses of the vessels.  We seek similar arrangements with other charterers, providing the scale required for the transportation of large commodity volumes over a multitude of trading routes around the world.

On January 25, 2016, we entered into a Capesize vessel pooling agreement (“CCL”) with BOCIMAR INTERNATIONAL NV, GOLDEN OCEAN GROUP LIMITED and C TRANSPORT HOLDING LTD. During 2016, we operated seven of our Capesize dry bulk vessels, which had previously been operating in the spot market, as part of one combined CCL fleet.  Together with our vessels, the CCL fleet consists of  approximately 65 modern Capesize vessels and will be managed out of Singapore and Antwerp.  Each vessel owner will continue to be responsible for the operating, accounting and technical management of its respective vessels.  We expect to achieve improved scheduling ability through the joint marketing opportunity that CCL represents for our Capesize vessels, with the overall aim of enhancing economic efficiencies.

Expand our fleet through opportunistic acquisitions of high-quality vessels at attractive prices

As of March 9, 2017, we had contracts for four additional newbuilding vessels with an aggregate capacity of approximately 0.8 million dwt.  In addition, in March 2017, we entered into definitive agreements to acquire two Kamsarmax vessels with expected delivery dates between March 2017 and May 2017.  If market conditions improve, we may opportunistically acquire high-quality vessels at attractive prices that are accretive to our cash flow. When evaluating acquisitions, we will consider and analyze, among other things, our expectations of fundamental developments in the dry bulk shipping industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications with particular regard to fuel consumption, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. We believe that these circumstances combined with our management’s knowledge of the shipping industry may present an opportunity for us to grow our fleet at favorable prices.

Maintain a strong balance sheet through moderate use of leverage

We plan to finance our fleet, including future vessel acquisitions, with a mix of debt (subject to certain restrictions following the Restructuring Agreements) and equity, and we intend to maintain moderate levels of leverage over time, even though we may have the capacity to obtain additional financing.  As of December 31, 2016, our debt to total capitalization ratio was approximately 47%.  Charterers have increasingly favored financially solid vessel owners, and we believe that our balance sheet strength will enable us to access more favorable chartering opportunities, as well as give us a competitive advantage in pursuing vessel acquisitions from commercial banks and shipyards, which in our experience have recently displayed a preference for contracting with well-capitalized counterparties.

Competition

Demand for dry bulk carriers fluctuates in line with the main patterns of trade of the major dry bulk cargoes and varies according to changes in the supply and demand for these items.  We compete with other owners of dry bulk carriers in the Newcastlemax, Capesize, Post Panamax (including the Kamsarmax subcategory), Ultramax and Supramax size sectors.  Ownership of dry bulk carriers is highly fragmented.  We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator.

We believe that we possess a number of strengths that provide us with a competitive advantage in the dry bulk shipping industry:

•
We own a modern, diverse, high quality fleet of dry bulk carrier vessels.  Our fleet consists of 68 vessels currently in the water, while we have four high-specification, fuel-efficient, Eco-type vessels, on order at a quality shipyard in China and we have agreed to acquire two modern Kamsarmax vessels with expected delivery dates from March 2017 to May 2017.  We believe that owning a modern, high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing favorable time charters.  We maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea, and adopting a comprehensive maintenance program for each vessel.  Furthermore we take a proactive approach to safety and environmental protection through comprehensively planned maintenance systems, preventive maintenance programs and by retaining and training qualified crews.

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

Customers

We have well-established relationships with major dry bulk charterers, which we serve by carrying a variety of cargoes over a multitude of routes around the globe.  We charter out our vessels to major iron ore miners, utilities companies, commodity trading houses and diversified shipping companies.  The following is an indicative list of such companies with which we chartered our vessels in the year ended December 31, 2016: BHP Billiton, ADMI, Brampton, Cargill, Glocal Maritime Ltd, Louis Dreyfus, Arcelormittal, Noble, Norden, Vale, Oldendorff, Raffles, Rio Tinto, Topsheen, Kline, Klaveness and Classic Maritime.

For the year ended December 31, 2016, we derived 18% of our voyage revenues from three of our customers.

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

As of December 31, 2016, we had 145 employees, engaged in the day to day management of the vessels in our fleet, including our executive officers, through Star Bulk Management, Star Bulk Shipmanagement Company (Cyprus) Limited and Starbulk S.A. Star Bulk Management, Star Bulk Shipmanagement Company (Cyprus) Limited and Starbulk S.A. employ a number of additional shore-based executives and employees designed to ensure the efficient performance of our activities.  We reimburse and/or advance funds as necessary to Star Bulk Management, Star Bulk Shipmanagement Company (Cyprus) Limited and Starbulk S.A. in order for them to conduct their activities and discharge their obligations, at cost.

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

Procurement

As of January 1, 2015, we engaged Ship Procurement Services S.A. (“SPS”), a third party company, to provide to our fleet certain procurement services at a daily fee of $295 per vessel.

Basis for Statements

The International Dry Bulk Shipping Industry

Dry bulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage.  In 2016, based on preliminary figures, it is estimated that approximately 4.9 billion tons of dry bulk cargo was transported by sea.

The demand for dry bulk carrier capacity is derived from the underlying demand for commodities transported in dry bulk carriers, which is influenced by various factors such as broader macroeconomic dynamics, globalization trends, industry specific factors, geological structure of ores, political factors, and weather.  The demand for dry bulk carriers is determined by the volume and geographical distribution of seaborne dry bulk trade, which in turn is influenced by general trends in the global economy and factors affecting demand for commodities.  During the 1980s and 1990s seaborne dry bulk trade increased by 1-2% per annum.  However, over the last decade, between 2006 and 2016, seaborne dry bulk trade increased at a compound annual growth rate of 4.1%, substantially influenced by the entrance of China in the World Trade Organization.  The global dry bulk carrier fleet may be divided into seven categories based on a vessel’s carrying capacity.  These main categories consist of:

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

•
Post-Panamax vessels, which are vessels with carrying capacities of between 90,000 and 100,000 dwt.  These vessels tend to have a shallower draft and larger beam than a standard Panamax vessel, and a higher cargo capacity.  These vessels have been designed specifically for loading high cubic cargoes from draft restricted ports, although they cannot transit the Panama Canal at its current dimensions.  They are able to transit the Panama Canal following the completion of its expansion.

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

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  As of the beginning of February 2017, the global dry bulk carrier order book amounted to approximately 9.5% of the existing fleet at that time.  The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.  Generally, dry bulk carriers at or over 25 years old are likely to be scrapped.  During 2016, a total of 29.1 million dwt was scrapped, representing the third highest level in the history of the dry bulk industry. Up until mid February of 2017, we observed a slow-down in the annualized demolition rate with 2.8 million dwt being scrapped.  Historically, from 2006 to 2016, annual vessel demolition rates ranged from 0.5 million dwt to 33.4 million dwt.  We have also observed the conversion of a number of newbuilding dry bulk vessels to tanker and container vessels, which we consider has the positive consequence of reducing dry bulk vessel deliveries and hence supply.  We expect that the relatively weak freight rate environment will continue to dissuade ship owners from ordering further dry bulk vessels.  By reducing vessel supply, we believe that the above three factors will have a positive effect on freight rates in the future.

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

The BDI declined 94% in 2008, from a peak of 11,793 in May 2008 to a low of 663 in December 2008, and has remained volatile since then. The BDI recorded an all-time low of 290 on February 10, 2016, and even though freight levels have increased since then to 1,064 on March 9, 2017, there can be no assurance that they will increase further, and the market could decline again.

Vessel Prices

As of the end of 2016, dry bulk vessel values increased as compared to 2015. Consistent with these trends, the market value of our dry bulk carriers had also increased. As charter rates and vessel values remain at relatively low levels, there can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will decrease or improve to any significant degree in the near future.

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections.  These entities include the local port authorities (applicable national authorities such as the USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators.  Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels.  Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

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

In 2012, the IMO’s Marine Environmental Protection Committee, or “MEPC,” adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk, or the IBC Code.  The provisions of the IBC Code are mandatory under MARPOL and “SOLAS.” These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code.  We may need to make certain financial expenditures to comply with these amendments.

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

MEPC further amended Annex VI, with these amendments entering into force on July 1, 2010 (the “Amended Annex VI”).  The Amended Annex VI establishes new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation.  The U.S. Environmental Protection Agency (the “EPA”) promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

The Amended Annex VI also seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships.  As of January 1, 2012, the Amended Annex VI requires that fuel oil contain no more than 3.50% sulfur.  On October 27, 2016, at its 70th session, MEPC 70, MEPC announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from the current 3.5% to 0.5% as of the beginning of 2020 rather than pushing the deadline back to 2025.  By 2020, ships will have to either remove sulfur from emissions through the use of emission scrubbers or buy fuel with low sulfur content.

Sulfur content standards are even stricter within certain ECAs.  By January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 10%.  The Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea, the North Sea, and certain coastal areas of North America have been designated ECAs.  Furthermore, as of January 1, 2014 the United States Caribbean Sea was designated an ECA.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the countries where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new tier III marine engines, depending on their date of installation.  At MEPC 70, MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxides, effective January 1, 2021.  It is expected that these areas will be formally designated after draft amendments are presented at MEPC’s next session.  The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.

We believe that all our vessels are currently compliant in all material respects with these regulations.  Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatories to such conventions.  For example, in February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”).  The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. All ships will also have to carry a ballast water record book and an International Ballast Water Management Certificate.   The BWM Convention will not become effective until September 2017.  Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems (the “BWMS”).  For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels constructed before the entry into force date “existing” vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the Convention.  At MEPC 70, MEPC updated “guidelines for approval of ballast water management systems (G8).”  G8 updates previous guidelines concerning the procedures to approve BWMS.  Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers, and the cost of ballast water treatments may be material.  However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges.  The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.  Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.

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

Safety Management System Requirements

The IMO has also adopted SOLAS and the International Convention on Load Lines (the “LL Convention”), which impose a variety of standards that regulate the design and operational features of ships.  The IMO has also adopted the LLMC, which specifies the limits of liability for claims relating to loss of life or personal injury and property claims (such as damage to other ships, property or harbor works).  The IMO periodically revises the SOLAS, the LL Convention and the LLMC standards.  The amendments made to the SOLAS in May 2012 entered in force on January 1, 2014.  The LLMC was also recently amended, and the amendments went into effect on June 8, 2015.  The amendments alter the limits of liability for loss of life or personal injury claims and property claims against ship owners.  We believe that all our vessels are in substantial compliance with SOLAS and LL Convention standards, and that our insurance policies are in compliance with the LLMC standards.

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

Several SOLAS regulations came into effect in 2016.  Regulation II-1/3-10 of SOLAS regulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 were adopted in 2010 and entered into force in 2012, with a date of July 1, 2016 set for application to new oil tankers and bulk carriers.  SOLAS regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on Jan 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (GBS Standards).  Finally, SOLAS Regulation VI/2 was amended to require mandatory verification of gross mass of packed containers, effective July 1, 2016.

Furthermore, the amendments to SOLAS chapter II-1 ﴾Construction – Structure, subdivision and stability, machinery and electrical installations﴿, include amendments to Part F Alternative design and arrangements, to provide a methodology for alternative design and arrangements for machinery, electrical installations and low-flashpoint fuel storage and distribution systems; and a new Part G Ships using low-flashpoint fuels, to add new regulations to require ships constructed after the expected date of entry into force of 1 January 2017 to comply with the requirements of the IGF Code, together with related amendments to chapter II-2 and Appendix ﴾Certificates﴿.

Compliance Enforcement

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for implementing and enforcing a broad range of international maritime regulations with respect to all ships granted the right to fly its flag.  The “Shipping Industry Flag State Performance Table” published annually by the International Chamber of Shipping evaluates  and reports on flag states based on factors such as ratification, implementation, and enforcement of principal international maritime treaties and regulations, supervision of statutory ship surveys and participation at IMO and International Labour Organization (the “ILO”) meetings.  The majority of our vessels are flagged in the Marshall Islands.  Marshall Islands flagged vessels have historically received a good assessment in the shipping industry.  We recognize the importance of a credible flag state and do not intend to use flags of convenience or flag states with poor performance indicators.

Additionally, noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.  The USCG and the EU authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and E.U. ports, respectively.  As of the date of this report, each of our vessels is ISM Code certified.  However, there can be no assurance that such certificate will be maintained.

The IMO continues to review and introduce new regulations.  It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions.  The 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016.  The Paris Agreement does not directly limit greenhouse gas emissions from shipping.  As of January 1, 2013, however, all new ships must comply with two new sets of mandatory requirements, which were adopted by MEPC in July 2011 to address greenhouse gas emission from ships. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Currently, operating ships are required to develop and follow Ship Energy Efficiency Management Plans (“SEEMPs”), while minimum energy efficiency levels per capacity mile apply to new ships, as defined by the Energy Efficiency Design Index (“EEDI”).  These requirements could cause us to incur additional compliance costs.  The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session.  The European Parliament and Council of Ministers are expected to endorse regulations that would require monitoring and reporting of greenhouse gas emissions from marine vessels in the near future.  In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources.  The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel emissions, and the sulfur content found in marine fuel. The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have recently been considered in the U.S. Congress.  Furthermore, in the United States, individual states can also enact environmental regulations. For example, California has introduced caps for greenhouse gas emission and, in the end of 2016, signaled it might take additional actions regarding climate change. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

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

OPA contains statutory caps on liability and damages, but such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels and any other spill response vessels to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party’s gross negligence or willful misconduct.  These limits similarly do not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

The explosion and oil spill in 2010 with respect to the Deepwater Horizon offshore oil rig in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, on August 15, 2012, the U.S. Bureau of Safety and Economic Enforcement issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices (the “Final Rule”).  The Final Rule took effect on October 22, 2012. On December 20, 2016, the United States President invoked a law that banned offshore drilling in large areas of the Arctic and the Atlantic Seaboard.  It is presently unclear how long this ban will remain in effect.  A ban on new drilling in Canadian Arctic waters was announced simultaneously.

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

International Labour Organization

The ILO is a specialized agency of the UN with headquarters in Geneva, Switzerland.  The ILO has adopted the Maritime Labor Convention 2006 (the “MLC 2006”).  A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade.  The MLC 2006 entered into force on August 20, 2013. Amendments to the MLC 2006 were adopted in 2014 and 2016.  We have developed new procedures to ensure full compliance with the requirements of the MLC 2006.

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

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facility Security Code (the “ISPS Code”).  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate (the “ISSC”) from a recognized security organization approved by the vessel’s flag state.  The following are among the various requirements, some of which are found in SOLAS:

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

Recent action by the IMO’s Maritime Safety Committee and U.S. agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats.  This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of such regulations is hard to predict at this time.

Inspection by Classification Societies

Oceangoing vessels must be “classed” by a classification society.  The classification society certifies that the vessel is “in class”, signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member.  In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

As of December 31, 2016, we are the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under Item 18.  “Financial Statements.”  We also own 33% of the total outstanding common stock of Interchart.

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

A.            Operating Results

As of March 9, 2017, we employ 12 of our vessels on medium to long-term time charters with an average remaining term of approximately 0.57 years and 56 of our vessels in the spot market under short-term time charters or voyage charters.  Under time charters, the charterer typically pays us a fixed daily charterhire rate and bears all voyage expenses, including the cost of bunkers (fuel oil) and port and canal charges.  Under voyage charters, we pay voyage expenses such as port, canal and fuel costs.  Under all charters, we pay vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and we also pay commissions to unaffiliated ship brokers associated with the charterer for the arrangement of the relevant charter and an annual fee to in-house brokers.  In addition, we are also responsible for the dry docking costs related to our vessels.

Twelve of our vessels in our fleet are employed on medium to long-term time charters, scheduled to expire from June 2017until February 2018.  In the future, we may employ these and our other vessels in the spot market under short term time charters or voyage charters, under bareboat charters, under contracts of affreighment, or in dry bulk carrier pools.

Key Performance Indicators

Our business is comprised of the following main elements:

•	employment and operation of dry bulk vessels constituted our operating fleet; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of dry bulk vessels constituted our operating fleet.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	onboard safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel security training and security response plans pursuant to the requirements of the ISPS Code;

•	obtaining ISM Code certification and audits for each vessel within the six months of taking over a vessel;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

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

We believe that the important measures for analyzing trends in the results of operations consist of the following:

•
Average number of vessels is the number of vessels that constituted our operating fleet  for the relevant period, as measured by the sum of the number of days each operating vessel was part of our operating fleet during the period divided by the number of calendar days in that period.

•	Ownership days are the total number of calendar days each vessel in the fleet was owned by us for the relevant period.

•
Available days for the fleet are the ownership and charter-in days (which were nil for the year 2014, 107 days in 2015 and 366 days in 2016) after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and lay-up days, if any.

•	Fleet utilization is calculated by dividing available days by ownership days plus charter-in days for the relevant period.

•
Time charter equivalent rate.  Starting with the fourth quarter of 2016, we calculate the time charter equivalent rate (“TCE rate”) by dividing net voyage revenues by available days.  We believe the revised method will better reflect the chartering mix of our larger fleet and is more comparable to the method used by our peers.  A corresponding change was also applied in the calculation of the fleet utilization, described above. Both changes have been applied retrospectively for all periods presented herein.  The following table reflects our, ownership days, fleet utilization and TCE rates for the periods indicated:

(TCE rates expressed in U.S. dollars)	Year Ended December 31, 2014	Year Ended December 31, 2015	Year Ended December 31, 2016
Average number of vessels	28.88	69.06	69.77
Number of vessels in operation (as of the last day of the periods reported)	62	70	67
Average age of operational fleet (in years)	9.4	7.4	7.7
Ownership days	10,541	25,206	25,534
Available days	10,413	24,204	24,989
Fleet Utilization	99%	96%	97%
Time charter equivalent rate	$10,450	$7,052	$6,260
Voyage Revenues	$145,041	$234,035	$221,987

Time Charter Equivalent (TCE)

TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis.  Starting with the fourth quarter of 2016, we calculate the TCE rate by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by available days for the relevant period.  Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions.  TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters and bareboat charters) under which its vessels may be employed between the periods.  We report TCE rate, a non-GAAP measure, as it provides additional meaningful and useful information to investors in conjunction with voyage revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and in evaluating our financial performance.  Our calculation of TCE, however, may not be comparable to that reported by other companies.

The following table reflects the calculation of our TCE rates and the reconciliation of TCE revenue to voyage revenue as reflected in the consolidated statement of operations:

(In thousands of U.S. Dollars, except as otherwise stated)	Year Ended December 31, 2014	Year Ended December 31, 2015	Year Ended December 31, 2016
Voyage revenues	$145,041	$234,035	$221,987
Less:
Voyage expenses	(42,341)	(72,877)	(65,821)
Amortization of fair value of above market acquired time charter agreements	$6,113	$9,540	$254
Time Charter equivalent revenues	$108,813	$170,698	$156,420

Available days for fleet	10,413	24,204	24,989
Time charter equivalent (TCE) rate (in U.S. Dollars)	$10,450	$7,052	$6,260

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our fleet, the duration of our charters and the amount of daily charter hire and the level of freight rates that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market.

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

Vessel Voyage Expenses

Voyage expenses include port and canal charges, agency fees, fuel (bunker) expenses and brokerage commissions payable to related and third parties.  Our voyage expenses primarily consist of bunkers cost and commissions paid in connection with the chartering of our vessels.

Charter-in Hire Expenses

Expenses related to the chartering-in of vessels owned by third parties are recognized on a pro-rata basis over the duration of the voyage, except for the hire expense for chartering-in the respective vessels, which is included within “Charter - in hire expense” in the consolidated statement of operations.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees, lubricants and other miscellaneous expenses.  Other factors beyond our control, some of which may affect the shipping industry in general, including for instance developments relating to market prices for crew wages, lubricants and insurance, may also cause these expenses to increase.

Dry Docking expenses

Dry docking expenses relate to regularly scheduled intermediate survey or special survey dry docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations.  Dry docking expenses can vary according to the age of the vessel, the location where the dry docking takes place, shipyard availability and the number of days the vessel is under dry dock.  We utilize the direct expense method, under which we expense all dry docking costs as incurred.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives, determined to be 25 years from the date of their initial delivery from the shipyard.  Depreciation is calculated based on a vessel’s cost less the estimated residual value.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors and executives’ compensation, legal, consulting and accounting expenses.

Interest and Finance Costs

We incur interest expense and financing costs in connection with vessel-specific debt (including capital leases) and the Notes issued in 2014. We present financing fees and expenses incurred upon in connection with our credit facilities as a direct deduction from the carrying amount of that debt liability and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Gain / (Loss) on Derivative Financial Instruments

We may enter into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans and credit facilities.  Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value, with changes in such fair value recognized in earnings under (gain)/loss on derivative financial instruments, unless specific hedge accounting criteria are met.

In addition, from time to time, we may take positions in freight derivatives, including freight forward agreements (the “FFAs”) and freight options with an objective to utilize those instruments as economic hedges that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices.  Upon the settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period.  Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. All of our FFAs are settled on a daily basis through reputable exchanges such as London Clearing House (LCH) or Singapore Exchange (SGX). Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts.  Freight options are treated as assets/liabilities until they are settled.  Any such settlements by us or settlements to us under FFAs are recorded under (gain)/loss on forward freight agreements.

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

Impairment of long-lived assets: We follow guidance related to the impairment or disposal of long-lived assets, which addresses financial accounting and reporting for such impairment or disposal.  The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  The guidance calls for an impairment loss when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the asset is less than its carrying amount to the extent that their carrying amount is higher than their fair market value.  The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset.  The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration agreed sale prices and third-party valuations.  In this respect, management regularly reviews the carrying amount of each vessel, including newbuilding contracts, when events and circumstances indicate that the carrying amount of a vessel or a new building contract might not be recoverable (as determined by comparison to vessel sales and purchases, business plans, obsolesce or damage to the asset and overall market conditions).

When impairment indicators are present, we determine if the carrying value of each asset is recoverable by comparing (A) the undiscounted cash flows for each asset, using the Value-In-Use (“VIU”) method, to (B) the carrying values for such asset.  Our management’s subjective judgment is required in making assumptions and estimates used in forecasting future operating results for this calculation.  Such judgment is based on current market conditions, historical industry’s and Company’s specific trends, as well as expectations regarding future charter rates, vessel operating expenses, vessels’ residual value and fleet utilization over the remaining useful life of the vessel, which is assumed to be 25 years from its delivery from the shipyard.  These estimates are also consistent with the plans and forecasts used by the management to conduct our business.

The undiscounted projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent rate for the unfixed days over the estimated remaining economic life of each vessel, net of brokerage and address commissions.  Estimates of the daily time charter equivalent for the unfixed days are based on the current Forward Freight Agreement (“FFA”) rates, for the first three-year period, and historical average rate levels of similar size vessels for the period thereafter.  The expected cash inflows from charter revenues are based on an assumed fleet utilization rate of approximately 98% (also taking into account expected technical off-hire days) for the unfixed days.  In assessing expected future cash outflows, management forecasts vessel operating expenses, which are based on our internal budget for the first annual period, and thereafter assume an annual inflation rate of up to 3% (escalating to such level during the first three-year period and capped at the tenth year), as well as vessel expected maintenance costs (for dry docking and special surveys).  The estimated salvage value of each vessel is $300 per light weight ton, in accordance with our vessel depreciation policy.  We use a probability weighted approach for developing estimates of future cash flows used to test our vessels for recoverability when alternative courses of action are under consideration (i.e. sale or continuing operation of a vessel).  If our estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value with a charge recorded in earnings.

Due to the continued global economic downturn and the prevailing conditions in the shipping industry, as of December 31, 2014, we performed an impairment analysis for 51 of our 62 vessels whose carrying values were above their respective fair market values.  Based on our analysis conducted under the framework for estimating undiscounted projected cash flows described above, the future undiscounted projected cash flows expected to be earned by each of these vessels over its operating life were in excess of each vessel’s carrying value.  No asset impairment was, therefore, necessary for the year ended December 31, 2014.

As further discussed elsewhere in this report, during the year ended December 31, 2015 and in early 2016, we entered into separate agreements with third parties to sell certain of our vessels. As part of these sales and the reassignment of the leases of two newbuilding vessels back to the vessels’ owner we recognized an impairment loss of $219.4 million.  In addition, in view of the continued economic downturn and the prevailing conditions in the shipping industry, as of December 31, 2015 we performed an impairment analysis for all of our vessels whose carrying values were above their respective fair market values.  Based on our impairment analysis conducted under the framework described above, the estimating undiscounted projected net operating cash flows expected to be earned for certain of our vessels were below their carrying value and accordingly, we recognized an additional impairment loss of $102.6 million, which took into consideration the possibility of a sale of certain additional vessels if attractive sale prices are attainable. The total impairment loss of $322.0 million, for the year ended December 31, 2015 is separately reflected in the accompanying consolidated statement of operations.

During the year ended December 31, 2016, we recorded an impairment loss of $18.5 million in connection with the termination of two shipbuilding contracts and the sale of two operating vessels, as discussed elsewhere in this report. In addition, based on our impairment analysis, using the same framework described above, we recognized an additional impairment loss of $10.7 million, which also took into consideration the possibility of a sale of certain additional operating and newbuilding vessels if attractive sale prices are attainable. The total impairment loss of $29.2 million for the year ended December 31, 2016 is separately reflected in the accompanying consolidated statement of operations.

Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective.  To minimize such subjectivity, our analysis for the year ended December 31, 2016, also involved sensitivity analysis to the model inputs we believe are more important and likely to change.  In particular, we modified the utilization ratio of each vessel, in order to account for the effect of increased idle time of vessels under a weak market environment.  In addition, in terms of our estimates for the charter rates for the unfixed period, we consider that the FFA as of December 31, 2016, which is applied in our model for the first three years period, approximates historical low levels and fully reflects the conceivable downside scenario.  We, however, sensitized our model with regards to freight rate assumptions for the unfixed period beyond the first three years.  Our sensitivity analysis revealed that, to the extent the historical rates would not decline by more than a range of 17% to 60%, depending on the vessel, or the utilization rate would not be reduced by more than a range of 14% to 56%, we would not require to recognize additional impairment.

Vessel Acquisitions and Depreciation: We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and delivery expenditures, including pre-delivery expenses and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation.  We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering the estimated salvage value.  We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard, with secondhand vessels depreciated from the date of their acquisition through their remaining estimated useful life.  Effective January 1, 2015, and following management’s reassessment of the residual value of our vessels, the estimated scrap value per light weight tonnage was increased from $200 to $300.  The current value of $300 is based on the historical average demolition prices prevailing in the market.  The effect of this change in accounting estimate, which pursuant to Accounting Standards Codification (“ASC”) 250, “Accounting Changes and Error Corrections” was applied in our financial statements prospectively and did not require retrospective application, was to decrease the depreciation expense and the net loss for the year ended December 31, 2015, by $6.3 million, or $0.03 loss per basic and diluted share.

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

An increase in the useful life of the vessel may occur as a result of superior vessel maintenance performed, favorable ocean going and weather conditions, superior quality of shipbuilding, or high freight market rates, which result in owners scrapping the vessels later in their lives due to the attractive cash flows.

Fair value of above/below market acquired time charter: If time charters are assumed when vessels are acquired, we value any asset or liability arising from the market value of the time charters.  The value of above- or below-market acquired time charters is determined by comparing existing charter rates in the acquired time charter agreements with the market rates for equivalent time charter agreements prevailing at the time the foregoing vessels are delivered.  Such intangible assets or liabilities are recognized ratably as adjustments to revenues over the remaining term of the assumed time charter.

Due to early time charter terminations, the remaining unamortized balances of the intangible assets or liabilities associated with such below or above market acquired time charters were recognized as “Gain/(Loss) on time charter agreement termination” in the accompanying consolidated statements of operations.  See note 7 of our consolidated financial statements.

Stock Incentive plan awards: Stock-based compensation represents the cost of shares and share options granted to employees and to directors, for their services, and is included in “General and administrative expenses” in the consolidated statements of operations.  These shares are measured at their fair value equal to the market value of our common stock on the grant date.  The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date.  Applicable guidance related to stock compensation describes two generally accepted methods of recognizing an expense for non-vested share awards with a graded vesting schedule for financial reporting purposes: (1) the “accelerated method”, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award; and (2) the “straight-line method”, which treats such awards as a single award and results in recognition of the cost ratably over the entire vesting period.  The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized using the accelerated method.  The fair value of share option grants is determined with reference to option pricing models, and depends on the terms of the granted options.  The fair value is recognized (generally as compensation expense) over the requisite service period for all awards that vest.

We currently assume that all non-vested shares and share options will vest. We do not include estimated forfeitures in determining the total stock-based compensation expense because we estimate the forfeitures of non-vested shares to be immaterial. We, however, re-evaluate the reasonableness of our assumption at each reporting period.  We pay dividends on all issued shares regardless of whether they have vested and there is an obligation of the employee to return the dividend if the employment ceases prior to the date that shares vest.  The dividends declared and paid on issued and non-vested shares that are expected to vest are charged to retained earnings.

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

Contracts that meet the strict criteria for hedge accounting are accounted for as cash flow hedges.  A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss.  For derivatives designated as cash flow hedges, the effective portion of the changes in their fair value is recorded in Accumulated other comprehensive income/(loss) in equity and is subsequently recognized in earnings, under “Interest and finance costs” when the hedged items impact earnings, while any ineffective portion, if any, is recognized immediately in current period earnings under “Gain / (Loss) on derivative financial instruments, net.” The changes in the fair value of derivatives not qualifying for hedge accounting are recognized in earnings.  We discontinue cash flow hedge accounting if the hedging instrument expires, is sold, terminated or exercised and/or it no longer meets all the criteria for hedge accounting, or if we will discontinue cash flow hedge accounting.  At that time, any cumulative gain or loss on the hedging instrument recognized in equity remains in equity until the forecasted transaction occurs or until it becomes probable of not occurring.  When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in earnings.  If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is reclassified to earnings.

Year ended December 31, 2016 compared to the year ended December 31, 2015.

Voyage revenue net of Voyage expenses: For the year ended December 31, 2016, total voyage revenues net of voyage expenses were $156.2 million, compared to $161.2 million for the year ended December 31, 2015. This decrease was primarily driven by the lower charterhire rates prevailing in the dry bulk market during the year ended December 31, 2016, compared to the corresponding period in 2015. The TCE rates for the year ended December 31, 2016 and 2015 was $6,260 and $7,052, respectively.

Management fee income: Management fee income during the year ended December 31, 2016, was $0.1 million, compared to $0.3 million for the same period in 2015.  This decrease was mainly due to the fact that during the year ended December 31, 2016, one vessel was under management only until August 2016 while during the year ended December 31, 2015 the same vessel was under management for the whole year.

Charter-in hire expense: For the year ended December 31, 2016, charter hire expense was $3.6 million, representing the expense for leasing back the vessel Astakos (ex-Maiden Voyage), which we sold in September 2015. The corresponding expense for the year ended December 31, 2015 was $1.0 million.

Vessel operating expenses: For the year ended December 31, 2016 and 2015, vessel operating expenses were $98.8 million and $112.8 million, respectively.  Our average daily operating expenses per vessel for the year ended December 31, 2016 were $3,871, compared to $4,475 during the same period in 2015, representing a 13.5% reduction. The decrease in vessel operating expenses was a result of our management’s continued focus on cost efficiencies, the addition to our fleet of newly built vessels with lower maintenance requirements and further realization of synergies and economies of scale from operating a large fleet.  In addition, vessel operating expenses for the year ended December 31, 2016 and 2015 included $1.8 million and $6.1 million of pre-delivery expenses, respectively, which related to the initial crew manning and the initial supply of stores for our vessels upon delivery.

Dry docking expenses: Dry docking expenses for the year ended December 31, 2016 and 2015 were $6.0 million and $15.0 million, respectively.  During the year ended December 31, 2016, nine of our vessels underwent their periodic dry docking surveys, compared to 23 vessels in the same period in 2015.

Depreciation: Depreciation expense for the year ended December 31, 2016 and 2015 was $81.9 million and $82.1 million, respectively.  The increase was due to slightly higher average number of vessels in our fleet in the year ended December 31, 2016 of 69.8 compared to 69.1 during the same period in 2015 and the increase in the average size of our fleet in 2016 during the corresponding periods.

Management fees: Management fees for year ended December 31, 2016 and 2015 were $7.6 million and $8.4 million, respectively, representing a daily fee of $295 per vessel to SPS, a third party, paid for providing us with certain procurement and remote vessel performance monitoring services.  In addition, management fees for the year ended December 31, 2015, included a monthly fee of $17,500 we paid to Maryville Maritime Inc. (“Maryville”) for the management of the vessels Star Martha, Star Pauline and Star Despoina from their delivery to us until the expiration of their existing time charter agreements (the last expired in November 2015).

General and administrative expenses: During the year ended December 31, 2016, we had $24.6 million of general and administrative expenses, compared to $23.6 million during the year ended December 31, 2015. Excluding the stock- based compensation of $4.2 million and $2.7 million for the years ended December 31, 2016, and 2015, respectively, general and administrative expenses slightly decreased.

Impairment loss: During the year ended December 31, 2016, we recorded an impairment loss of $29.2 million in connection with the sale of two operating vessels, the termination of two newbuilding contracts and the results of our impairment analysis performed for the year ended December 31, 2016. During the year ended December 31, 2015, we recorded an impairment loss of an aggregate of $322.0 million relating to: (i) the agreements signed to sell certain operating vessels and newbuilding vessels upon their delivery from the shipyards, (ii) two agreements to reassign the corresponding leases for two newbuilding vessels back to the vessels’ owners for a one-time refund to us of $5.8 million each, and (iii) our impairment analysis performed for the year ended December 31, 2015.  The impairment loss for the year ended December 31, 2015 includes an amount of $126.8 million representing write-off of the fair value adjustment recognized upon our merger with Oceanbulk in July 2014.

Loss on time charter agreement termination: During the year ended December 31, 2015, we recognized a $2.1 million write-off of the unamortized fair value of the above market acquired time charter of the vessel Star Big due to its redelivery prior to the end of its time charter in connection with its sale and delivery to its new owners in June 2015.

Other operational gain: For the year ended December 31, 2016, we recognized other operational gain of $1.6 million, mainly from gains on insurance claims.  For the year ended December 31, 2015, other operational gain of $0.6 million, mainly consisting of cash received from the sale of KLC shares acquired in past years in connection with the rehabilitation plan.

Loss on sale of vessel: During the year ended December 31, 2016, we recognized an aggregate loss on sale of vessels of $15.2 million in connection with the sale of 15 vessels. Total proceeds from these sales were $380.2 million.  During the year ended December 31, 2015 we recognized an aggregate loss on sale of vessels of $20.6 million relating to the sale of 12 vessels.  Total proceeds from these sales were $71.4 million, of which $1.1 million was received in 2014 as an advance for the sale of the Star Kim.

Interest and finance costs: Interest and finance costs for the years ended December 31, 2016 and 2015 were $41.2 million and $29.7 million, respectively. The increase is attributable to: (i) the higher average balance of our outstanding indebtedness of $978.8 million for the year ended December 31, 2016, compared to $957.1 million for the year ended December 31, 2015, and (ii) the increase in LIBOR for the corresponding periods, (iii) offset partially by the lower amount of interest capitalized from general debt of $3.9 million and $12.1 million, respectively, which is recognized in connection with the payments made for our newbuilding vessels. In addition, for the years ended December 31, 2016 and 2015, interest and finance costs included realized loss on hedging interest rate swaps of $1.3 million and $2.4 million respectively, this decrease is mainly due to the increase in LIBOR as mentioned above.

Loss on debt extinguishment: During the year ended December 31, 2016, we recorded $2.4 million of loss on debt extinguishment in connection with the non-cash write-off of unamortized deferred finance charges resulting from the mandatory prepayment in full of outstanding loan balances following the sale of certain vessels, as well as from the cancellation of certain committed loan amounts resulting from (i) the sale of certain newbuilding vessels upon their delivery from the shipyards and (ii) the termination of two newbuilding contracts agreed in February 2016. During the year ended December 31, 2015, we recorded $1.0 million of loss on debt extinguishment, in connection with the non-cash write-off of unamortized deferred finance charges due to mandatory prepayments in full of certain of our loan facilities.

Gain/(Loss) on derivative financial instrument, net: During the years ended December 31, 2016 and 2015, we recorded a loss on derivative financial instruments of $2.1 million and $3.3 million, respectively. As of January 1, 2015, all of our interest rate swaps had been designated as cash flow hedges.  Our hedge effectiveness test for the second quarter of 2015 indicated that the hedging relationship of certain of our interest rate swaps no longer qualified for special hedge accounting.  We therefore de-designated these swaps as accounting cash flow hedges as of April 1, 2015 and, accordingly, realized and unrealized gain/(loss) from these swaps from April 1, 2015 onwards has been recorded in our statement of operations under Gain/(Loss) on derivative financial instruments. During the period that these swaps qualified for hedge accounting, their realized and unrealized gain/(loss) was recorded under interest and finance cost and equity, to the extent effective, respectively.

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

Management fees: Management fees for year ended December 31, 2015 and 2014 were $8.4 million and $0.2 million, respectively.  During the year ended December 31, 2015, management fees included a daily fee of $295 per vessel to SPS, a third party, which we engaged on January 1, 2015 to provide our fleet with certain procurement and remote vessel performance monitoring services.  In addition, management fees for the year ended December 31, 2015 included a monthly fee of $17,500 we paid to  Maryville Maritime Inc. (“Maryville”) for the management of one of three of the Excel Vessels (Star Martha, Star Pauline and Star Despoina) until the expiration of their existing time charter agreements (the last expired in November 2015).

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

Gain/(Loss) on derivative financial instrument, net: We recorded a loss on derivative financial instruments for the year ended December 31, 2015 of $3.3 million, which included realized and unrealized gains/losses from swaps that were de-designated as accounting cash flow hedges from April 1, 2015 onwards (date of de-designation).  Loss on derivative financial instruments of $0.8 million during the year ended December 31, 2014, represented the non-cash loss from the mark to market valuation of four of our interest rate swaps up to August 31, 2014, the date we designated the respective interest rate swaps as cash flow hedges.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements.

B.	Liquidity and Capital Resources

Our principal source of funds has been equity provided by our shareholders, additional debt under secured credit facilities or unsecured bond notes, capital leases and operating cash flow.  Our principal use of funds has been capital expenditures to grow our fleet, maintain the quality of our dry bulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make interest and principal repayments on outstanding loan facilities, and pay dividends when permissible.

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

On January 14, 2015, we issued and sold 9,800,084 common shares (in an underwritten public offering, at a price of $25.00 per share (both shares and per share amounts were adjusted for the June 2016 Reverse Split). The aggregate proceeds net of underwriting commissions were $242.2 million, which we used for the financing of our newbuilding program and general corporate purposes.

On May 18, 2015, we issued and sold 11,250,000 common shares in an underwritten public offering, at a price of $16.00 per share (both shares and per share amounts were adjusted for the June 2016 Reverse Split).  The aggregate proceeds net of underwriting commissions were $175.6 million, which we used for the financing of our newbuilding program and general corporate purposes.

On September 20, 2016, we issued and sold 11,976,745 common shares in an underwritten public offering, at a price of $4.30 per share.  The aggregate proceeds net of underwriting commissions were $50.3 million, raised for general corporate purposes.

On January 26, 2017 and February 6, 2017, we issued and sold an aggregate 6,310,272 common shares pursuant to a private placement, at a price of $8.15 per share. The aggregate proceeds to us, net of private placement agent’s fees and expenses were approximately $50.6, raised for general corporate purposes.

Significant Changes in our Fleet

On July 11, 2014, we completed the July 2014 Transactions.  A total of 10,820,840 of our common shares (adjusted for the June 2016 Reverse Split) were issued to the various selling parties in the July 2014 Transactions, of which 9,092,065 shares were issued to Oaktree, and 1,728,775 shares (adjusted for the June 2016 Reverse Split) were issued to the owners of the Pappas Companies.  In the July 2014 Transactions we acquired 12 then-existing vessels, 25 contracts for newbuilding vessels and an equity interest in Heron, which eventually resulted in the distribution to us of two additional vessels.

In August 2014, we entered into definitive agreements relating to the Excel Transactions with Excel, pursuant to which we are acquired the 34 Excel Vessels for an aggregate of 5,983,462  common shares (adjusted for the June 2016 Reverse Split) and $288.4 million of cash.  At the transfer of each Excel Vessel, we paid the cash and share consideration for such Excel Vessel to Excel.  We used cash on hand, together with borrowings under various of our credit facilities (described below), to pay the cash consideration for the Excel Vessels.

In December 2014 and during 2015, we entered into separate agreements with third parties to sell 16 of our vessels (Star Big, Star Mega, Maiden Voyage, Star Natalie, Star Tatianna, Star Christianna, Star Monika, Star Julia, Star Kim, Star Nicole, Rodon, Star Claudia, Indomitable, Magnum Opus, Tsu Ebisu and Deep Blue).  Of these vessels, 12 were delivered to their purchasers in 2015, while the remaining four (Indomitable, Magnum Opus, Tsu Ebisu and Deep Blue) were delivered to their purchasers in early 2016.

During 2016 and early 2017, we entered into separate agreements with third parties to sell six of our vessels (Obelix, Star Michele, Star Monisha, Star Aline, Star Despoina and Star Eleonora).

During 2016 we took delivery of 12 newbuilding vessels (Star Lutas, Behemoth, Kennadi, Bruno Marks, Megalodon, Star Poseidon, Star Aries, Mackenzie, Star Marisa, Jenmark, Star Libra and Star Taurus). In 2015 and early 2016, we entered into separate agreements with third parties to sell six of the above-mentioned newbuilding vessels (Behemoth, Bruno Marks, Megalodon, Star Aries, Jenmark, and Star Taurus) upon their delivery to us from the shipyard.  All of these vessels were delivered from the shipyards, and consequently to their purchasers, in 2016.

As of March 9, 2017, the total payments for our four newbuilding vessels were expected to be $148.0 million, of which we had already paid $49.9 million.  As of March 9, 2017, we had $258.4 million of cash on hand and we had obtained commitments for $80.0 million of secured debt for two newbuilding vessels in the form of capital leases and we are also in negotiations and expect to obtain commitments for up to $53.0 million of secured financing for the third and the fourth newbuilding vessels based on current market valuations. In addition, in March 2017, we entered into definitive agreements to acquire two modern Kamsarmax vessels, for an aggregate consideration of approximately $30.3 million and we are in negotiations and expect to obtain financing for up to $15.2 million of secured debt in connection therewith.  A portion of the net proceeds from our sale of the $50.0 million 2019 Notes, from the January 2015 Equity Offering, from the May 2015 Equity Offering, from the September 2016 Equity Offering and from the February 2017 Private Placement has been used or will be used for the financing of our current capital expenditures. Furthermore following the Restructuring Transactions, we are required to prepay on a pro rata basis part of the outstanding Deferred Amounts with an amount equal to 20% of the equity amount that will be used for the acquisition of new vessels.

As of December 31, 2015, we had outstanding borrowings of $975.2 million (net of unamortized deferred finance fees of $16.0 million), including the $50.0 million under the issued 2019 Notes and recognized capital lease obligations of $79.5 million, of which $117.4 million was scheduled to be repaid in the next twelve months (without including the shortfall in the SCR as of December 31, 2015).  As of December 31, 2016, we had outstanding borrowings of $951.3 million (net of unamortized deferred finance fees of $10.5 million), including the $50.0 million under the issued 2019 Notes and recognized capital lease obligations of $158.8 million (net of unamortized deferred finance fees of $0.04 million), of which $6.2 million is scheduled to be repaid in the next twelve months, representing only lease commitments after the Restructuring Transactions, as described below.  As of March 9, 2017 we had $258.4 million in cash and outstanding borrowings of $1,000.7 million under our outstanding credit facilities and debt securities, including $197.8 million under our capital lease obligations and $50.0 million under our senior unsecured notes.

We believe that our current cash balance and our operating cash flows will be sufficient to meet our 2017 liquidity needs, even though the dry bulk charter market has remained at relatively depressed levels throughout the last three years, taking into account the fact that we are not required to pay any regular installments of principal (including all scheduled amortization and balloon payments at stated maturity) under our Senior Secured Credit Facilities following  the Restructuring Transactions, as described below.  Since the last quarter of 2014, the dry bulk shipping industry has experienced very low charter rates, and if such rates continue at such levels, our operating cash flows may be adversely affected.  As a result, we may be required to sell additional vessels or obtain additional financing (either equity or debt financing) in order to meet our liquidity needs.

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

Cash Flows

Cash and cash equivalents as of December 31, 2016 amounted to $181.8 million, compared to $208.1 million as of December 31, 2015.  We define working capital as current assets minus current liabilities, including the current portion of long-term debt.  Our working capital surplus was $200.3 million as of December 31, 2016, compared to $85.1 million as of December 31, 2015, mainly due to the fact that we are not required to make any regular payments under our Senior Secured Credit Facilities for the next twelve months, after the Restructuring Transactions, as described below.

As of December 31, 2015 and 2016, we were required to maintain minimum liquidity, not legally restricted, of $150.0 million and $47.6 million, respectively, which is included within “Cash and cash equivalents” in 2015 and 2016 balance sheets, respectively.  In addition, as of December 31, 2015 and 2016, we were required to maintain minimum liquidity, legally restricted, of $14.0 million, respectively, which is included within “Restricted cash” in the 2015 and 2016 balance sheets, respectively.

We believe that our current cash balance and our operating cash flow will be sufficient to meet our liquidity needs over the next twelve months.

Year ended December 31, 2016 compared to the year ended December 31, 2015

Net Cash Provided By Operating Activities

Net cash used in operating activities for the year ended December 31, 2016 and 2015, was $33.4 million and $14.6 million, respectively.  The increase is due to: (i) a working capital outflow of $10.0 million mainly attributable to payments to our suppliers, for the year ended December 31, 2016, compared to a working capital inflow of $1.2 million for the corresponding period of 2015, (ii) higher net interest expense and (iii) higher EBITDA adjusted for non-cash items.

Net Cash Used In/ Provided By Investing Activities

Net cash used in investing activities for the years ended December 31, 2016 and 2015, was $13.2 million and $397.5 million, respectively.  For the year ended December 31, 2016, net cash used in investing activities consisted of: (i) $396.2 million paid for advances and other capitalized expenses for our newbuilding and newly delivered vessels; offset by (ii) $159.9 million of proceeds from the sale of operating vessels; (iii) $220.3 million of proceeds from the sale of certain newbuilding vessels, which were sold upon their delivery from the shipyard; (iv) $2.5 million of hull and machinery insurance proceeds; and (v) a net increase of $0.2 million in restricted cash required under our loan facilities.

For the year ended December 31, 2015, net cash used in investing activities consisted of: (i) $434.3 million paid for advances and other capitalized expenses for our newbuilding vessels; (ii) $39.5 million paid for the acquisition of secondhand vessels; (iii) $0.1 million for the acquisition of other fixed assets; offset partially by (iv) $70.3 million of proceeds from the sale of vessels; (v) a one-time refund of $5.8 million received in connection with our agreement to reassign a lease for a newbuilding vessel back to the vessel’s owner; and (vi) $0.3 million of hull and machinery insurance proceeds.

Net Cash Provided By/ Used In Financing Activities

Net cash provided by financing activities for the years ended December 31, 2016 and 2015 was $20.4 million and $534.2 million, respectively.  For the year ended December 31, 2016, net cash provided by financing activities consisted of: (i) $65.4 million of proceeds from bank loans for the financing of delivery installments for four delivered newbuilding vessels; (ii) an increase in capital lease obligations of $86.4 million, relating to two delivered newbuilding vessels, under bareboat charters; (iii) $50.3 million of proceeds from the September 2016 Equity Offering, net of underwriting discounts and commissions of $0.9 million and offering expenses of $0.3 million; offset partially by (iv) an aggregate of $181.2 million paid in connection with the regular amortization of outstanding vessel financings, capital lease installments and the mandatory prepayment of several loan facilities due to the sale of corresponding mortgaged vessels mentioned above; and (v) financing fees of $0.5 million paid in connection with the Restructuring Transactions (as described below).

For the year ended December 31, 2015, net cash provided by financing activities consisted of: (i) proceeds from loan facilities of $291.3 million for: (a) the financing of delivery installments for nine of our newbuilding vessels that were delivered during the period; (b) cash consideration for the acquisition of the last six Excel Vessels; and (c) the repayment in full of the Excel Vessel Bridge Facility; (ii) an increase in capital lease obligations of $82.7 million, relating to four newbuilding vessels delivered during the period under bareboat charters; and (iii) $417.8 million of proceeds from the January 2015 Equity Offering and the May 2015 Equity Offering, which is net of underwriting discounts and commissions of $6.2 million and offering expenses of $1.0 million; offset by (iv) financing fees paid of $13.1 million; and (v) an aggregate of $244.5 million paid in connection with the regular amortization of outstanding vessel financings, capital lease installments and prepayments of certain of our loan facilities.

Year ended December 31, 2015 compared to the year ended December 31, 2014

Net Cash Provided By Operating Activities

Net cash used in operating activities for the year ended December 31, 2015, were $14.6 million while net cash provided by operating activities for the year ended December 31, 2014 were $12.8 million.  The TCE rate for the year ended December 31, 2015 and 2014 was $7,052 and $10,450, respectively.

Net Cash Used In/ Provided By Investing Activities

Net cash used in investing activities for the year ended December 31, 2015 and 2014, was $397.5 million and $437.1 million, respectively.

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

For the year ended December 31, 2014, net cash provided by financing activities consisted of: (i)          proceeds from bank loans and the Excel Vessel Bridge Facility of $489.7 million for the financing of the acquisition of the Excel Vessels, Heron Vessels and other secondhand vessels; (ii) proceeds from bank loans of $97.5 million for delivery installments for three of our newbuilding vessels (two of them delivered in 2014 and one delivered in early January 2015); (iii) $50.0 million proceeds from the issuance of our senior unsecured notes due 2019; offset by (iv) financing fees paid amounting to $6.5 million; and (v) regular loan repayment installments as well as partial prepayment of the Excel Vessel Bridge Facility amounting to $174.0 million.

The Restructuring Transactions

The prolonged market downturn in the dry bulk market, depressed freight rates and low prevailing vessel market values have led to net losses over an extended period of time.  As a result of these operating conditions, we have taken significant steps in fiscal years 2015 and 2016 to improve our liquidity through a reduction in the operating costs of our vessels, opportunistic vessel sales, cancellation of newbuilding contracts and the negotiated deferral of delivery or reduction of the purchase price of all of our existing newbuilding vessels.

Although we implemented a number of measures to address the adverse market conditions, we face the possibility that such market conditions may continue, that our potential future liquidity situation may deteriorate, and that we may be unable to comply (as described in more detail below) with certain financial and other covenants in the existing credit agreements described below (the “Senior Secured Credit Facilities”) with our banks and export credit agencies (the “Lenders”).  As a result, we and all 15 Lenders completed a global restructuring of our Senior Secured Credit Facilities that effectively deferred at that time $224.0 million, equal to 100%, of our principal payments (including all scheduled amortization and balloon payments at stated maturity) due between June 1, 2016 and June 30, 2018 (the “Deferral Period”), and waived in full or substantially relaxed the financial and other covenants in our Senior Secured Credit Facilities until December 31, 2019.  We have entered into separate standstill agreements (“Standstill Agreements”) and restructuring letter agreements (“RLAs”) with each of the Lenders. Each Standstill Agreement is designed to provide for a waiver and/or relaxation of covenants and suspension of principal payments until a supplemental agreement (each, a “Supplemental Agreement”) is entered into for the permanent restructuring of each Senior Secured Credit Facility. Each RLA sets forth the material terms of the eventual Supplemental Agreement.

During the Standstill Period (as defined below), each Standstill Agreement provides:

•
a waiver by the relevant Lenders of compliance with, or the substantial relaxation of, the security cover ratios (“SCR”) and all financial covenants under the corresponding Senior Secured Credit Facility, and

•
a waiver by the relevant Lenders of any failure by us to pay regular installments of principal (including all scheduled amortization and balloon payments at stated maturity) under the corresponding Senior Secured Credit Facility.

For each Senior Secured Credit Facility, the Standstill Agreement is effective for a period (the “Standstill Period”) from June 1, 2016 until the earliest to occur of (a) the date a Supplemental Agreement is signed with respect to such Senior Secured Credit Facility, (b) the date on which, in the reasonable opinion of the relevant Lender, it becomes apparent that the Supplemental Agreement will not become effective, and (c) the date on which any other Lender terminates its Standstill Agreement.  An earlier expiration condition would have been triggered on September 30, 2016 had we not successfully raised $50.0 million of equity by such date (which we accomplished through the September 2016 Equity Raise).  A number of the Standstill Agreements also contain other customary provisions that would result in the termination of the Standstill Period if an event of default (other than with respect to a waived or suspended covenant) occurs, any bankruptcy or insolvency proceeding against us is initiated or we make any principal payments on Senior Secured Credit Facilities during the Standstill Period.

Each RLA has been approved by the credit committee of each Lender party thereto and provides that we and the Lenders under each Senior Secured Credit Facility will enter into a Supplemental Agreement to the Senior Secured Credit Facility, providing, among other things:

•	a deferral of all scheduled principal payments due between June 1, 2016 and June 30, 2018 to the due date of the balloon installments of each facility, and

•	a waiver of compliance with, or a substantial relaxation of, the SCRs and financial covenants effective as of March 31, 2016 through a date not earlier than December 31, 2019.

In exchange, under the RLAs, we have agreed to:

•
a cash sweep mechanism until all Deferred Amounts are repaid in full under which, beginning September 30, 2016, any excess free cash on a consolidated level, above a certain threshold will be applied towards the payment of Deferred Amounts, payable pro rata based on each Senior Secured Credit Facility’s and applicable lease agreement’s outstanding Deferred Amounts (as discussed below) relative to the total Deferred Amounts at the end of each quarter,

•	an additional margin of 25 basis points payable on the Deferred Amounts outstanding at the end of each interest period, to be paid in cash, for as long as Deferred Amounts are outstanding,

•	the payment of a one-time restructuring fee of 25 basis points to each Lender, based on each Lender’s total Deferred Loan Amounts,

•
additional restrictions on our ability to incur additional indebtedness until June 30, 2018 unless the proceeds are used to repay amounts outstanding under the Senior Secured Credit Facilities (other than indebtedness with respect to newbuilding vessels under existing shipbuilding contracts or, indebtedness incurred to finance the acquisition of new vessels, subject to a cap of 50% loan to value of the new vessels), and

•
certain additional restrictions on our ability to refinance indebtedness, apply proceeds in case of sale or total loss of vessels, repurchase bonds, reduce our share capital and pay dividends until the Deferred Amounts have been repaid in full.

The agreement of each Lender to defer the Deferred Loan Amounts owed to it and make modifications to its Senior Secured Credit Facility under the RLAs (each, a “Deferral and Modification”) is subject to certain conditions precedent, including:

•
There shall have not been any defaults or events of default with respect to any of the financial or other covenants under such Lender’s Senior Secured Credit Facility (except as explicitly waived or suspended);

•	There shall have not been any bankruptcy or insolvency proceeding or similar proceeding with respect to the obligors under such Lender’s Senior Secured Credit Facility; and

•
No action or proceeding shall have been commenced against us or any obligor which, in the opinion of such Lender, constitutes or may result in a material adverse change in the finance or operations of any obligor or the rights of such Lender in the collateral securing such Lender’s Senior Secured Credit Facility.

Additionally, the agreement of each Lender was subject to a further requirement that we raise and receive at least $50.0 million of net proceeds from an equity offering by September 30, 2016 (which we accomplished through the September 2016 Equity Offering).

The Standstill Agreements, the RLAs and the Supplemental Agreements and the transactions contemplated thereby are referred to in this annual report as the “Restructuring Transactions.” The Restructuring Transactions are designed to address potential liquidity and covenant compliance issues that may result if adverse conditions in the dry bulk market continue.

We have entered into several Supplemental Agreements and expect to enter into the remaining Supplemental Agreements over the course of the next several months.

Following the execution of the RLAs, we entered into a Restructuring Letter Agreement with one of our lease providers to defer a portion of the principal repayments included in the hire amounts that were scheduled for payment between 1 October 2016 and 30 June 2018 under all the lease agreements (the “Deferred Lease Amounts”). The deferred hire amounts will be amortized on a monthly basis in the remaining charter period, unless otherwise prepaid as part of a cash sweep mechanism which shall be implemented on a consolidated level as discussed above.

Senior Secured Credit Facilities

(A)	Existing Facilities

1.	Commerzbank $120.0 million Facility

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

Supplemental Agreement - Commerzbank $120.0 million and $26.0 million Facilities

On December 17, 2012, we executed a commitment letter with Commerzbank to amend the Commerzbank $120.0 million Facility and the Commerzbank $26.0 million Facility.  The definitive documentation for the supplemental agreement (the “Commerzbank Supplemental”) was signed on July 1, 2013.  Pursuant to the Commerzbank Supplemental, we paid Commerzbank a flat fee of 0.40% of the combined outstanding loans under the two facilities and agreed, subject to certain conditions, to (i) amend some of the covenants governing the two facilities, (ii) require us to prepay $2.0 million pro rata against the balloon payments of each facility and (iii) require us to raise $30.0 million in equity (which condition was satisfied with the completion of our rights offering in July 2013), and (iv) increase the loan margins.  In addition, Commerzbank agreed to defer 60% and 50% of the quarterly installments for the years ended December 31, 2013 and 2014 (the “2013 Deferred Amounts”) to the balloon payments or to a payment in accordance with a semi-annual cash sweep mechanism, under which all earnings of the mortgaged vessels after operating expenses, dry docking provision, general and administrative expenses and debt service, if any, will be used as repayment of the 2013 Deferred Amounts.  We were not permitted to pay any dividends as long as 2013 Deferred Amounts are outstanding and/or until original terms are complied with.

On March 30, 2015, we and Commerzbank AG signed a second supplemental agreement (the “Commerzbank Second Supplemental”).  Under the supplemental agreement, we agreed to (i) prepay Commerzbank AG $3.0 million, (ii) amend some of the covenants governing the facilities and iii) change the repayment date relative to Commerzbank $26.0 million tranche from September 7, 2016 to July 31, 2015.

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

On April 19, 2016, we agreed in principle with Commerzbank to a refinancing amendment of the Commerzbank Supplemental.  Pursuant to this refinancing amendment, we agreed to (a) amend certain covenants governing this facility, (b) change the amortization schedule for this facility, and extend the repayment date for the facility from October 2016 to October 2018.

Please see above for information regarding the RLAs.

3.	Credit Agricole $70.0 million Facility

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

Please see above for information regarding the RLAs.

4.	HSH Nordbank $64.5 million Facility

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

On July 17, 2013, we and HSH Nordbank signed a supplemental agreement (the “HSH Nordbank $64.5 Supplemental”).  Under the HSH Nordbank $64.5 million Supplemental, we agreed, subject to certain conditions, to (i) amend some of the covenants governing this facility, until December 31, 2014, (ii) defer a minimum of approximately $3.5 million payments from January 1, 2013 until December 31, 2014, (iii) prepay $6.6 million with pledged cash already held by HSH Nordbank, (iv) require us to raise $20.0 million in equity (which condition was satisfied after the completion of our rights offering in July 2013), (v) increase the loan margins from January 1, 2013 until December 31, 2014, (vi) include a semi-annual cash sweep mechanism, under which all earnings of the mortgaged vessels after operating expenses, dry docking provision, general and administrative expenses and debt service, if any, will be used as prepayment to the balloon payment of the Supramax Tranche, and (vii) require us not to pay any dividends until December 31, 2014 or later in case of a covenant breach.  When we sold the vessel Star Sigma in April 2013, the HSH Nordbank $64.5 million Supplemental also required us to use the proceeds from the sale to fully prepay the balance of the Capesize Tranche and use the remaining vessel sale proceeds to prepay a portion of the Supramax Tranche.  As a result the next seven scheduled quarterly installments commencing in April 2013 were reduced pro rata from $0.8 million to $0.2 million.

On June 29, 2015, we and HSH Nordbank signed a supplemental agreement to amend certain covenants governing this facility until December 31, 2016.

Please see above for information regarding the RLAs.

5.	HSH Nordbank $35.0 million Facility

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

On June 29, 2015, we and HSH Nordbank signed a supplemental agreement to amend certain covenants governing this facility until December 31, 2016.

Please see above for information regarding the RLAs.

6.	Deutsche Bank $39.0 million Facility

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

On June 2, 2016, we and Deutsche Bank AG signed a supplemental agreement to add the vessel Star Vanessa as additional collateral.

Please see above for information regarding the RLAs.

7.	DNB-SEB-CEXIM $227.5 million Facility

On March 31, 2015, we entered into an agreement with DNB Bank ASA as facility agent, security agent account bank and bookrunner, DNB Bank ASA and the Export-Import Bank of China (CEXIM) as mandated lead arrangers and DNB Bank ASA, Skandinaviska Enskilda Banken AB (SEB) and CEXIM as original lenders (the “DNB–SEB–CEXIM $227.5 million Facility”) for up to $227.5 million to partially finance the construction cost of six newbuilding vessels, Gargantua (ex-HN166), Goliath (ex-HN167), Maharaj (ex-HN184), Star Poseidon (ex-HN198) , Star Aries (ex-HN1338) and Star Taurus (ex-HN1339)).  The financing is available in six separate tranches, one for each newbuilding vessel. As a result of the sale of the Star Aries and the Star Taurus, we will not draw down on two tranches under this facility. The first tranche of $32.4 million and the second and third tranches of $30.3 million each were drawn, upon the delivery of the vessels Gargantua, Goliath and Maharaj, in 2015.  The fourth tranche of $23.4 million was drawn, upon the delivery of the vessel Star Poseidon in February 2016.  The tranches are repayable in 24 quarterly consecutive installments ranging between $0.4 million and $0.5 million, with the first becoming due and payable three months from the drawdown date of each tranche and a final balloon installment for each tranche, ranging between $14.6 million and $20.2 million payable simultaneously with the 24th instalment .  The DNB–SEB–CEXIM $227.5 million Facility is secured by a first priority cross-collateralized mortgage over the financed vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

On June 29, 2015, we signed a supplemental letter with the lenders under this facility to amend certain covenants governing this facility until December 31, 2016.

Please see above for information regarding the RLAs.

8.	ABN AMRO $87.5 million Facility

On August 1, 2013, Oceanbulk Shipping entered into a $34.5 million credit facility with ABN AMRO, N.V.  (the “ABN AMRO $87.5 million Facility”) in order to partially finance the acquisition cost of the vessels Obelix and Maiden Voyage.  The loans under the ABN AMRO $87.5 million Facility were available in two tranches of $20.4 million and $14.1 million.  On August 6, 2013, Oceanbulk Shipping drew down the available tranches.  On December 18, 2013, the ABN AMRO $87.5 million Facility was amended to add an additional loan of $53.0 million to partially finance the acquisition cost of the vessels Big Bang, Strange Attractor, Big Fish and Pantagruel.  On December 20, 2013, Oceanbulk Shipping drew down the available tranches.  The tranche under the ABN AMRO $87.5 million Facility relating to vessel Obelix was to have matured in September 2017, the one relating to vessel Maiden Voyage was to have matured in August 2018 and those relating to vessels Big Bang, Strange Attractor, Big Fish and Pantagruel mature in December 2018.  The tranches are repayable in quarterly consecutive installments ranging between $0.2 million to $0.6 million and a final balloon payment for each tranche at maturity, ranging between $2.5 million and $12.8 million.  The ABN AMRO $87.5 million Facility is secured by a first-priority ship mortgage on the financed vessels and general and specific assignments and was guaranteed by Oceanbulk Shipping LLC.  Following the completion of the Merger, Star Bulk Carriers Corp. replaced Oceanbulk Shipping as guarantor of the ABN AMRO $87.5 million Facility.

On June 29, 2015, we signed a supplemental letter with ABN AMRO to amend certain covenants governing this facility until December 31, 2016.

In August 2015 and March 2016, the tranches relating to the vessels Maiden Voyage and Obelix were fully repaid, following the sale of the respective vessels.

Please see above for information regarding the RLAs.

9.	Deutsche Bank $85.0 million Facility

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

In March 2016, we fully repaid the tranche relating to the vessel Magnum Opus, following the sale of the respective vessel.

Please see above for information regarding the RLAs.

10.	HSBC $86.6 million Facility

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

On January 29, 2016, we and HSBC Bank plc signed a supplemental agreement to add the vessel Star Emily as additional collateral.

Please see above for information regarding the RLAs.

11.	NIBC $32.0 million Facility

On November 7, 2014, we and NIBC Bank N.V.  entered into an agreement with respect to a credit facility (the “NIBC $32.0 million Facility”) for the financing of an aggregate amount of up to $32.0 million, which is available in two tranches of $16.0 million, to partially finance the construction cost of two new building vessels, Star Acquarius (ex-HN 5040) and Star Pisces (ex-HN 5043).  We drew $15.2 million for each vessel in July and August 2015, respectively concurrently with the delivery of the relevant vessels to us.  Each tranche is repayable in consecutive quarterly installments of $0.3 million, commencing three months after the drawdown of each tranche, plus a balloon payment of $9.6 million and $9.9 million, respectively, both due in November 2020.  The NIBC $32.0 million Facility is secured by a first priority cross collateralized mortgage over the financed vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

On June 29, 2015, we signed a supplemental letter with NIBC Bank N.V to amend certain financial covenants governing this facility until December 31, 2016.

Please see above for information regarding the RLAs.

12.	DVB $24.8 million Facility

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

Please see above for information regarding the RLAs.

13.	Sinosure Facility

On December 22, 2014, we executed a binding term sheet with Deutsche Bank (China) Co., Ltd. Beijing Branch and HSBC Bank plc (the “Sinosure Facility”) for the financing of an aggregate amount of up to $156.5 million to partially finance the construction cost of eight newbuilding vessels, Honey Badger (ex-HN NE 164), Wolverine (ex-HN NE 165), Star Antares (ex-HN NE 196), Star Lutas (ex-HN NE 197), Kennadi (ex-HN 1080), Mackenzie (ex-HN 1081), and two other newbuilding vessels for which the construction contracts were subsequently terminated and the corresponding available tranches were cancelled (the “Sinosure Financed Vessels”).  The financing under the Sinosure Facility was available in eight separate tranches, one for each Sinosure Financed Vessel, and is credit insured (95%) by China Export & Credit Insurance Corporation.  Each tranche, which is documented by a separate credit agreement, which were all signed on February 11, 2015, matures 12 years after each drawdown, which took place at or around the time each vessel was delivered to us, and is repayable in 48 equal and consecutive quarterly installments.  The Sinosure Facility is secured by a first priority cross collateralized mortgage over the Sinosure Financed Vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp. The vessels Honey Badger and Wolverine were delivered to us in February 2015.  The vessel Star Antares was delivered to us in October 2015.  The vessels Star Lutas and Kennadi were delivered to us in early January 2016 and the vessel Mackenzie was delivered to us in March 2016.

On September 2, 2015, we signed a supplemental letter agreement with Deutsche Bank (China) Co., Ltd. Beijing Branch and HSBC Bank plc to amend certain covenants governing the existing credit agreements from June 26, 2015 until December 31, 2016.

Please see above for information regarding the RLAs.

14.	Citi Facility

On December 22, 2014, we entered into a credit facility with Citibank, N.A., London Branch (the “Citi Facility”) to provide financing for an amount of up to $100.0 million, in lieu of the Excel Vessel Bridge Facility, in connection with the acquisition of vessels Star Pauline, Star Despoina, Star Angie, Star Sophia, Star Georgia, Star Kamila and Star Nina, which are seven of the Excel Vessels we have acquired (the “Citi Financed Excel Vessels”).  The first tranche of $51.5 million was drawn on December 23, 2014, and the second tranche of $42.6 million was drawn on January 21, 2015.  We used amounts drawn under the Citi Facility to repay portion of the Excel Vessel Bridge Facility in respect of those Citi Financed Excel Vessels.  The Citi Facility matures on December 30, 2019.  The Citi Facility is repayable in 20 equal, consecutive, quarterly principal payments of $3.4 million, with the first installment due on March 30, 2015, and a balloon installment of $26.3 million payable simultaneously with the last quarterly installment.  The Citi Facility is secured by a first priority mortgage over the Citi Financed Excel Vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

On June 30, 2015, we signed a supplemental Agreement with Citibank, N.A., London Branch to amend certain covenants governing this agreement until December 31, 2016.

In December 2016, the tranche relating to the vessel Star Despoina was fully repaid, following the sale of such vessel.

Please see above for information regarding the RLAs.

15.	Heron Vessels Facility

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

On July 1, 2015, we signed a supplemental letter with CiT Finance LLC to amend certain financial covenants governing this agreement from June 30, 2015 until December 31, 2016 and to add the vessel Star Aline as collateral under this agreement. In connection with the sale of the Star Aline in August 2016, we repaid the amount attributable to this vessel, in accordance with the provisions of the Heron Vessels Facility

Please see above for information regarding the RLAs.

16.	DNB $120.0 million Facility

On December 29, 2014, we entered into an agreement with DNB Bank ASA as facility agent, security agent account bank and bookrunner, DNB Bank ASA, NIBC Bank N.V and Skandinaviska Enskilda Banken AB as original lenders, mandated lead arrangers and hedge counterparties (the “DNB $120.0 million Facility”), to provide financing for up to $120.0 million, in lieu of the Excel Vessel Bridge Facility, in connection with the acquisition of vessels Star Nasia, Star Monisha, Star Eleonora, Star Danai, Star Renee, Star Markella, Star Laura, Star Moira, Star Jennifer, Star Mariella, Star Helena and Star Maria, which are 12 of the Excel Vessels we have acquired (the “DNB Financed Excel Vessels”).  We drew $88.3 million in December 2014, $9.5 million in January 2015, $9.5 million in February 2015 and $7.8 million in April 2015.

 We used amounts drawn under the DNB $120.0 million Facility to repay portion of the amounts drawn under the Excel Vessel Bridge Facility relating to the DNB Financed Excel Vessels.  The DNB $120.0 million Facility matures in December 2019 and is repayable in 20 equal, consecutive, quarterly principal payments of $4.4 million, with the first installment due in March 2015, and a balloon installment of $29.2 million payable simultaneously with the 20th installment.  The DNB $120.0 million Facility is secured by a first priority mortgage over the DNB Financed Excel Vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

On June 29, 2015, we signed a supplemental letter with the lenders under this facility to amend certain covenants governing this agreement until December 31, 2016.

In August 2016, the total proceeds from the sale of the Star Monisha were applied towards the prepayment of the loan.

Please see above for information regarding the RLAs.

(B)	Terminated Facilities

1.	ABN AMRO $31.0 million Facility

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

On March 31, 2015, we and ABN AMRO signed a third supplemental agreement and agreed to revise certain covenants governing this facility.

In June 2015, we fully repaid this facility following the sale of the vessels Star Big and Star Mega.

2.	DVB $31.0 million Facility

On May 21, 2015, we entered into an agreement with DVB Bank SE (the “DVB $31.0 million Facility”) for up to $31.0 million to partially finance the construction cost of the newbuilding vessel Deep Blue (ex-HN 5017).  We drew $28.7 million in May 2015, upon the vessel’s delivery to us.  The facility was repayable in 24 equal, consecutive, quarterly principal installments of $0.5 million each, with the first become becoming due and payable three months from the drawdown date, and a balloon installment of $17.2 million payable simultaneously with the 24th instalment in May 2021.  The DVB $31.0 million Facility is secured by a first priority mortgage over the financed vessel and general and specific assignments and is guaranteed by Star Bulk Carriers Corp. In March 2016, this facility was fully repaid following the sale of the vessel Deep Blue.

3.	BNP $39.5 million Facility

On March 13, 2015, we entered into a committed term sheet with BNP Paribas for up to $39.5 million to partially finance the construction cost of the newbuilding vessel Megalodon (ex-HN5056) and to refinance the purchase cost of the 2004 built Panamax vessel Star Emily.  The loan agreement was executed on September 14, 2015 (the “BNP $39.5 million Facility”).  In early 2016, we entered into an agreement to sell the newbuilding vessel Megalodon (ex-HN5056) upon its delivery to us, and the loan agreement was terminated without having been drawn.

4.	HSBC $20.0 million Dioriga Facility

On April 14, 2014, Dioriga Shipping Co. entered into a loan agreement with HSBC Bank plc (the “HSBC $20.0 million Dioriga Facility”) for $20.0 million to partially finance the construction cost of the newbuilding vessel Tsu Ebisu, which was delivered in April 2014.  The HSBC $20.0 million Dioriga Facility matures in March 2019 and is repayable in 20 equal, consecutive, quarterly installments of $0.4 million each, commencing three months after the drawdown, plus a balloon payment of $13.0 million due together with the last installment.  The HSBC $20.0 million Dioriga Facility was secured by a first priority mortgage over the financed vessel and general and specific assignments.  On October 3, 2014, a supplemental agreement to the Dioriga $20.0 million Facility was executed in order for Star Bulk Carriers Corp. to become the guarantor of the Dioriga $20.0 million Facility and to include covenants similar to those of our other vessel financing facilities.

On June 30, 2015, we entered into second supplemental agreements with HSBC Bank plc to amend certain covenants included in each of the HSBC $86.6 million Facility and the HSBC $20.0 million Dioriga Facility until December 31, 2016.  In addition, we agreed to cross-collateralize the HSBC $86.6 million Facility and the HSBC $20.0 million Dioriga Facility, an arrangement that ended in January 2016 when the Dioriga $20.0 million Facility was fully repaid in connection with the sale of the vessel Tsu Ebisu.

5.	CEXIM $57.4 million Facility

On June 26, 2014, Oceanbulk Shipping entered into a loan agreement with the Export-Import Bank of China (the “CEXIM $57.4 million Facility”) for the financing of an aggregate amount of up to $57.4 million, which was available in two tranches of $28.7 million each, to partially finance the construction cost of the two new building vessels Bruno Marks (ex-HN 1312), which was delivered to us in January 2016, and Jenmark (ex-HN 1313), which was delivered to us in March 2016.  In December 2015, we entered into separate agreements with third parties to sell the newbuilding vessels Bruno Marks and Jenmark upon their delivery to us and, therefore, the CEXIM $57.4 million Facility was terminated without being drawn.

6.	BNP $32.5 million Facility

On December 3, 2014, Positive Shipping Company, one of our subsidiaries following the completion of the Pappas Transaction, and BNP Paribas entered into an agreement with respect to a credit facility (the “BNP $32.5 million Facility”) for the financing of up to $32.5 million to partially finance the construction cost of its newbuilding vessel Indomitable (ex-HN 5016).  An amount of $32.5 million was drawn in December 2014, in anticipation of the delivery of the Indomitable to us on January 8, 2015.  The facility was repayable in 20 equal, consecutive, quarterly principal payments of $0.5 million each, with the first becoming due and payable three months from the drawdown date and a balloon installment of $21.7 million payable simultaneously with the last installment, which was due in December 2019.  The BNP $32.5 million Facility was secured by a first priority mortgage over the financed vessel and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

On July 3, 2015, we signed a supplemental letter with BNP Paribas to amend certain covenants governing this facility from June 30, 2015 until December 31, 2016.

In December 2015, we entered into an agreement with a third party to sell the vessel Indomitable.  In connection with this sale, we repaid the BNP $32.5 million Facility in April 2016, when we delivered the vessel to its new owners.

7.	Excel Vessel Bridge Facility

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

On January 29, 2015, we repaid all of the amounts drawn under the Excel Vessel Bridge Facility and terminated the facility.

8.	Excel Vessel CiT Facility

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

All of our bank loans bear interest at LIBOR plus a margin.

Credit Facility Covenants

Our outstanding credit facilities generally contain customary affirmative and negative covenants, on a subsidiary level, including limitations to:

•	pay dividends if there is an event of default under our credit facilities or the Deferred Amounts have not been repaid in full;

•	incur additional indebtedness, including the issuance of guarantees, or refinance or prepay any indebtedness, unless certain conditions exist;

•	create liens on our assets;

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;

•	acquire new or sell vessels, unless certain conditions exist;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	enter into a new line of business.

Pursuant to the Restructuring Transactions, until all Deferred Amounts have been fully repaid, we will be prohibited from paying dividends to the holders of our common shares.

Furthermore, our credit facilities contain financial covenants requiring us to maintain various financial ratios, including:

•	a minimum percentage of aggregate vessel value to loans secured (security cover ratio or “SCR”);

•	a maximum ratio of total liabilities to market value adjusted total assets;

•	a minimum EBITDA to interest coverage ratio;

•	a minimum liquidity; and

•	a minimum market value adjusted net worth.

As of December 31, 2015 and 2016, we were required to maintain minimum liquidity, not legally restricted, of $150.0 million and $47.6 million, respectively.  In addition, as of December 31, 2015 and 2016, we were required to maintain minimum liquidity, legally restricted, of $14.0, respectively.

As of December 31, 2015, as a result of market conditions, the market value of certain of our vessels was below the minimum SCR required under certain loan agreements.  Under the respective loan agreements, the required SCR at the relevant time ranged from 110% to 140%.  Based on the appraisal received, the calculated SCR ranged from 91% to 133%.  An SCR shortfall does not automatically trigger the acceleration of the corresponding loans or constitute a default under the relevant loan agreements, and we may remedy an SCR shortfall within a period of 10 to 30 days after we receive notice from the lenders by providing additional security or repaying the amount to cover the security shortfall.  With respect to such SCR shortfall as of December 31, 2015, we did not received any notices from the relevant lenders that would indicate their intention to exercise their rights under the SCR provisions of the relevant loan agreements and cause acceleration of their respective outstanding loan amounts.  As of December 31, 2015, the amount of $14.3 million, which was the amount that could be made repayable under the SCR provisions by the lenders, was reclassified as current portion of long term debt within current liabilities. As of December 31, 2016 we were in compliance with SCR provisions, as such provisions have been amended by the RLAs.

Apart from this, as of December 31, 2015 and 2016, we were in compliance with the applicable financial and other covenants contained in our debt agreements. Even though we are currently in compliance with the applicable financial and other covenants contained in our debt agreements, including our Senior Secured Credit Facilities and the 2019 Notes (as defined below), absent the Restructuring Transactions, we may not be able to comply with certain of the financial and other covenants in our Senior Secured Credit Facilities going forward if the depressed market conditions continue.  See “Item 3. Key Information – D. Risk Factors –Risks Related to Our Company – The Restructuring Transactions, which are subject to a number of conditions precedent (which may not be within our control), may not be completed as expected, which could have a material and adverse effect on our ability to service our obligations under our Credit Agreements and comply with the financial and other covenants contained therein, on our financial condition and liquidity and on our ability to continue as a going concern.”

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

As of December 31, 2016, we were in compliance with the applicable financial and other covenants contained in the 2019 Notes.

Dividend Payments

Currently, pursuant to the Restructuring Transactions, as mentioned above, we are restricted from paying dividends until all Deferred Amounts have been fully repaid.  In addition, we did not pay any dividends for the year ended 2015 and 2016.  Please see the section of this annual report entitled “The Restructuring Transactions”

C.	Research and Development, Patents and Licenses

Not Applicable.

D.	Trend Information

Please see Item 5.A, “Operating Results.”

E.	Off-balance Sheet Arrangements

As of the date of this annual report, we do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2016:

In thousands of Dollars	Payments due by period
Obligations	Total	Less than 1 year -2017	1-3 years (2018 -2019)	3-5 years (2020-2021)	More than 5 years (After January 1, 2022 )
Principal Loan Payments (1)	752,933	-	476,027	195,122	81,784
8.00% 2019 Notes	50,000	-	50,000	-	-
Interest payments (2)	163,044	42,939	72,493	27,150	20,462
Shipbuilding contracts (3)	64,762	29,153	35,609	-	-
Bareboat capital leases - upfront hire & handling fees (4)	5,800	5,800	-	-	-
Bareboat commitments charter hire - Newbuilding vessels (4)	168,854	4,964	25,824	28,112	109,954
Bareboat commitments charter hire - Operating vessels (5)	209,189	14,980	39,605	46,588	108,016
Future, minimum, non-cancellable lease payment under vessel operating leases (6)	2,334	2,334	-	-	-
Office rent	1,397	249	493	442	213
Total	1,418,313	100,419	700,051	297,414	320,429

(1)	Principal loan payments reflect the Restructuring, which is further analyzed in Note 8 to our consolidated financial statements included in this report.

(2)
Amounts shown reflect interest payments we expect to make with respect to our long-term debt obligations.  The interest payments reflect an assumed LIBOR based applicable rate of 0.99789% (the three-month LIBOR as of December 31, 2016) plus the relevant margin of the applicable credit facility.

(3)
The amounts represent our remaining obligations as of December 31, 2016 with respect to two of our newbuilding vessels, taking into effect the negotiations with the shipyards and the agreed purchase price reductions and deferral of deliveries (please see “Item 4.  Information on the Company- A. History and Development of the Company - Negotiations with the shipyards”). Our obligations for the remaining three newbuilding vessels (including Star Virgo, which was delivered to us on March 1, 2017), which are under bareboat lease agreements and classified as capital leases, are discussed under footnote (4) below.

(4)
The amounts represent our commitments under the bareboat lease arrangements for our three newbuilding vessels (including Star Virgo which delivered to us on March 1, 2017), representing the upfront hire fee and the charter hire.  The bareboat charter hire is comprised of fixed and variable portion, the variable portion is calculated based on the 6-month LIBOR of 1.31767%, as of December 31, 2016.

(5)
The amounts represent our commitments under the bareboat lease arrangements for six of our operating vessels, representing the fixed charter hire, which is further analyzed in Note 5 to our consolidated financial statements included in this report.

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

The table set forth below indicates: (i) the carrying value of each of our vessels as of December 31, 2016, and (ii) which of our vessels we believe have a market value below their carrying value. As of December 31, 2016, we have 62 operating vessels and five newbuilding vessels that we believe have a market value below their carrying value. The aggregate difference between the carrying value of these vessels and their market value of $657.2 million represents the amount by which we believe we would have to reduce our net income if we sold these vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2016.  However, we are not holding our vessels for sale.

Our estimates of charter-free market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  Our estimates are based on information available from various industry sources, including:

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

As we obtain information from various industry and other sources, our estimates of charter-free market value are inherently uncertain.  In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them.

Vessel Name		Size (DWT)	Year Built	Value as of December 31, 2016 (in millions of U.S dollars)
1	Goliath	209,537	2015	59.7	*
2	Gargantua	209,529	2015	58.7	*
3	Star Poseidon	209,475	2016	38.4	*
4	Maharaj	209,472	2015	59.6	*
5	Star Libra(1)	207,765	2016	55.0	*
6	Star Marisa(1)	207,709	2016	57.0	*
7	Leviathan	182,511	2014	35.5	*
8	Peloreus	182,496	2014	35.5	*
9	Star Martha	180,274	2010	40.9	*
10	Star Pauline	180,274	2008	27.6	*
11	Pantagruel	180,181	2004	30.1	*
12	Star Borealis	179,678	2011	44.9	*
13	Star Polaris	179,600	2011	45.4	*
14	Star Angie	177,931	2007	33.8	*
15	Big Fish	177,662	2004	30.3	*
16	Kymopolia	176,990	2006	34.7	*
17	Big Bang	174,109	2007	35.6	*
18	Star Aurora	171,199	2000	27.5	*
19	Star Eleonora	164,218	2001	8.0
20	Amami	98,681	2011	25.7	*
21	Madredeus	98,681	2011	25.8	*
22	Star Sirius	98,681	2011	26.8	*
23	Star Vega	98,681	2011	26.7	*
24	Star Angelina	82,981	2006	22.2	*
25	Star Gwyneth	82,790	2006	22.3	*
26	Star Kamila	82,769	2005	19.9	*
27	Pendulum	82,619	2006	19.3	*
28	Star Maria	82,598	2007	16.5	*
29	Star Markella	82,594	2007	18.7	*
30	Star Danai	82,574	2006	18.1	*
31	Star Georgia	82,298	2006	15.9	*
32	Star Sophia	82,269	2007	18.4	*
33	Star Mariella	82,266	2006	19.4	*
34	Star Moira	82,257	2006	15.9	*
35	Star Nina	82,224	2006	13.6	*
36	Star Renee	82,221	2006	14.1	*
37	Star Nasia	82,220	2006	20.6	*
38	Star Jennifer	82,209	2006	12.0	*
39	Star Laura	82,209	2006	14.3	*
40	Star Helena	82,187	2006	13.8	*
41	Mercurial Virgo	81,545	2013	23.9	*
42	Star Iris	76,466	2004	18.1	*
43	Star Emily	76,417	2004	16.8	*
44	Star Vanessa	72,493	1999	4.7
45	Idee Fixe (1)	63,458	2015	29.1	*
46	Roberta(1)	63,426	2015	29.0	*
47	Laura(1)	63,399	2015	29.1	*
48	Kaley(1)	63,283	2015	29.4	*
49	Kennadi	63,262	2016	30.4	*

Vessel Name		Size (DWT)	Year Built	Value as of December 31, 2016 (in millions of U.S dollars)
50	Mackenzie	63,226	2016	18.2
51	Star Challenger	61,462	2012	25.7	*
52	Star Fighter	61,455	2013	25.9	*
53	Star Lutas	61,347	2016	28.5	*
54	Honey Badger	61,320	2015	29.9	*
55	Wolverine	61,292	2015	29.9	*
56	Star Antares	61,258	2015	28.1	*
57	Star Aquarius	60,916	2015	22.0
58	Star Pisces	60,916	2015	22.0
59	Strange Attractor	55,742	2006	19.1	*
60	Star Omicron	53,489	2005	14.0	*
61	Star Gamma	53,098	2002	10.7	*
62	Star Zeta	52,994	2003	11.9	*
63	Star Delta	52,434	2000	9.0	*
64	Star Theta	52,425	2003	11.7	*
65	Star Epsilon	52,402	2001	9.9	*
66	Star Cosmo	52,247	2005	11.4	*
67	Star Kappa	52,055	2001	10.1	*
Total				1,706.9

*	Indicates dry bulk carrier vessels for which we believe, as of December 31, 2016, the basic charter-free market value is lower than the vessel’s carrying value.

We refer you to the risk factor entitled “The market values of our vessels have declined and may further decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities (including ship financing facilities) or result in an impairment charge, and we may incur a loss if we sell vessels following a decline in their market value” and the discussion herein under the headings “Critical Accounting Policies – Impairment of long-lived assets” and “Results of Our Operations – Year ended December 31, 2016 compared to the year ended December 31, 2015 – Impairment Loss.”

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

In July 2014 and in connection with the 2014 Transactions, the board of directors increased the number of directors constituting the board of directors to nine and, following the resignation of Ms. Milena-Maria Pappas, appointed Mr. Rajath Shourie as a Class A director, Ms. Emily Stephens as a Class B director, Ms. Renée Kemp as a Class C director and Mr. Stelios Zavvos as a Class A director.  Under the Oaktree Shareholders Agreement, (described in “Item 4.  Information on the Company—A.  History and Development of the Company”), Oaktree currently has the right to nominate four of our nine directors.

On February 17, 2015, Mr. Shourie and Ms. Stephens were replaced by Mr. Mahesh Balakrishnan and Ms. Jennifer Box, respectively.  On March 14, 2016 and May 9, 2016, respectively, Ms. Kemp and Mr. Zavvos stepped down from our board of directors.  Following the resignation of Ms. Kemp and Mr. Zavvos, we appointed Mr. Nikolaos Karellis to fill the vacated Class A directorship and reduced the number of directors constituting our board of directors to eight, and our board of directors now has two Class C directors.  The three directors currently designated by Oaktree are Messrs. Pappas and Balakrishnan and Ms. Box, while Oaktree retains the right to name an additional director.

At the 2016 annual general meeting in November 2016, Messrs. Petros Pappas and Spyros Capralos were re-elected as Class C directors.

Our directors and executive officers are as follows:

Name	Age	Position
Petros Pappas	64	Chief Executive Officer and Class C Director
Spyros Capralos	62	Non-Executive Chairman and Class C Director
Hamish Norton	58	President
Simos Spyrou	42	Co-Chief Financial Officer
Christos Begleris	35	Co-Chief Financial Officer
Nicos Rescos	45	Chief Operating Officer
Tom Søfteland	56	Class A Director
Koert Erhardt	61	Class B Director
Roger Schmitz	35	Class B Director
Mahesh Balakrishnan	34	Class A Director
Jennifer Box	35	Class B Director
Nikolaos Karellis	66	Class A Director

Petros Pappas, Chief Executive Officer and Director

Petros Pappas serves as our CEO and as a director on our board of directors. Mr. Pappas served from our inception up to July 2014 as our non-executive Chairman of the board of directors.  He served as a member of Star Maritime’s board of directors since its inception.  Throughout his career as a principal and manager in the shipping industry, Mr. Pappas has been involved in over 320 vessel acquisitions and disposals. In 1989, he founded Oceanbulk Maritime S.A., a dry cargo shipping company that has operated managed vessels aggregating as much as 1.6 million deadweight tons of cargo capacity.  He also founded the Oceanbulk Group of affiliated companies, which are involved in the service sectors of the shipping industry. Mr. Pappas has been a Director of the UK Defense Club, a leading insurance provider of legal defense services in the shipping industry worldwide, since January 2002, and is a member of the Union of Greek Ship owners (UGS). Mr. Pappas received his B.A. in Economics and his MBA from The University of Michigan, Ann Arbor.  Mr. Pappas was recently awarded the 2014 Lloyd’s List Greek Awards “Shipping Personality of the Year.”

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

Roger Schmitz, Director

Roger Schmitz serves and has served since July 25, 2013 as a member of our board of directors. Mr. Schmitz is a Partner at Smith Cove Capital Management LP, where he focuses on investment opportunities across credit and equity markets. Mr. Schmitz currently serves on the board of Gener8 Maritime Inc. (NYSE: GNRT).  From 2006 to 2016, Mr. Schmitz worked for Monarch Alternative Capital LP, where he was most recently a Managing Principal responsible for evaluating investment opportunities in a wide variety of corporate and sovereign situations, both domestically and internationally. Prior to joining Monarch in 2006, Mr. Schmitz was an Analyst in the Financial Sponsors Group at Credit Suisse, where he focused on leverage finance. Mr. Schmitz received an A.B., cum laude, in economics from Bowdoin College.

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

Nikolaos Karellis, Director

Nikolaos Karellis serves as a member of our board of directors and a member of the audit committee. Mr. Karellis is currently a Director of the advisory firm MARININVEST ADVISERS LTD and has more than 35 years of experience in the shipping sector in financial institutions. Until 2013, he served as the Head of Shipping of HSBC BANK PLC in Athens, Greece for 28 years, where he built a business unit providing a comprehensive range of services to Greek shipping companies. Prior to HSBC, he worked at Bank of America. Mr. Karellis received his Msc in Mechanical Engineering from the National Technical University of Athens and received an MBA in Finance from the Wharton School, University of Pennsylvania.

B.	Compensation of Directors and Senior Management

For the year ended December 31, 2016, aggregate compensation to our senior management was $1,781,366.  Non-employee directors of Star Bulk receive an annual cash retainer of $15,000, each.  The chairman of the audit committee receives a fee of $15,000 per year and each of the audit committee members receives as fee of $7,500.  Each chairman of our other standing committees receives an additional $5,000 per year.  In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.  We do not have a retirement plan for our officers or directors.  The aggregate compensation of the board of directors for the year ended December 31, 2016 was $148,176.

Equity Incentive Plan

On February 20, 2014, April 13, 2015 and May 9, 2016, respectively, our board of directors approved the 2014 Equity Incentive Plan (the “2014 Equity Incentive Plan”) ,the 2015 Equity Incentive Plan (the “2015 Equity Incentive Plan”) and the 2016 Equity Incentive Plan (the “2016 Equity Incentive Plan”) (collectively, the “Equity Incentive Plans), under which officers, key employees, directors, and consultants of the Company and its subsidiaries will be eligible to receive options to acquire shares of common stock, stock appreciation rights, restricted stock and other stock-based or stock-denominated awards.  We reserved an adjusted total of 86,000 shares of common stock, 280,000 shares of common stock and 940,000 shares of common stock for issuance (all adjusted for the June 2016 Reverse Stock Split ) under the Equity Incentive Plans, subject to further adjustment for changes in capitalization as provided in the plans.  The purpose of the Equity Incentive Plans is to encourage ownership of shares by, and to assist us in attracting, retaining and providing incentives to, our officers, key employees, directors and consultants, whose contributions to us are or may be important to our success and to align the interests of such persons with our shareholders. The various types of incentive awards that may be issued under the Equity Incentive Plans, enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business. The Equity Incentive Plans are administered by our compensation committee, or such other committee of our board of directors as may be designated by the board.  The Equity Incentive Plans permit issuance of restricted shares, grants of options to purchase common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted stock.

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

  The terms and conditions of the Equity Incentive Plans are substantially similar to those of the previous plans.  All of the common shares that were reserved for issuance under the 2014 Equity Incentive Plan were issued and vested in full, whereas there are 385,000 common shares (adjusted for the June 2016 Reverse Stock Split) unvested from the 2015 Equity Incentive Plan and the 2016 Equity Incentive Plan.

During the years 2014, 2015 and 2016 and as of March 9, 2017, pursuant to the Equity Incentive Plans, we have granted the following securities:

•
On February 20, 2014, 78,833 restricted common shares (adjusted for the June 2016 Reverse Stock Split) were granted to certain of our directors, officers and employees.  The respective shares were issued on May 27, 2014 and vested on March 20, 2015.

•
On February 20, 2014, 1,600 restricted common shares (adjusted for the June 2016 Reverse Stock Split) were granted to two of our directors, Mr. Softeland and Mr. Erhardt.  The respective shares were issued on May 27, 2014 and vested on the same date that they were granted.

•
On July 11, 2014, 3,000 restricted common shares (adjusted for the June 2016 Reverse Stock Split) were granted to two of our directors, Mr. Softeland and Mr. Schmitz and vested immediately.  We issued the respective shares on April 26, 2016.

•
On July 31, 2014, 33,768 restricted common shares (adjusted for the June 2016 Reverse Stock Split) were granted to our former Chief Executive Officer and current Non-Executive Chairman, Spyros Capralos, in connection with a termination agreement. We issued the respective shares on August 4, 2014.

•
On April 13, 2015, 135,230 restricted common shares (adjusted for the June 2016 Reverse Stock Split) were granted to certain of our directors, officers and employees.  The respective shares have been issued and vested in April 2016.

•
On April 13, 2015, share purchase options of up to 104,250 common shares (adjusted for the June 2016 Reverse Stock Split) were granted to certain of our directors and officers.  The respective are exercisable between the third and the fifth anniversary of the grant date.

•
On May 9, 2016, 690,000 restricted common shares (adjusted for the June 2016 Reverse Stock Split) were granted to certain of our directors, officers and employees. In July 2016, 650,000 of respective shares were vested, while the remaining 40,000 will vest on March 1, 2018. Out of these shares, 558,050 common shares were issued during the fourth quarter 2016, and we plan to issue the remaining shares in the first quarter of 2017.

•
On September 12, 2016, 345,000 restricted common shares were granted to certain of our directions and officers for their participation in the negotiations with our lenders related to the Restructuring.  The respective shares have not yet been issued, as of the date of this report, and 305,000 of such restricted common shares will vest on March 31, 2017, with the remaining 40,000 to vest on March 1, 2018.

As of the date of this annual report, 52,574 common shares are available under the 2016 Equity Incentive Plan.

C.	Board Practices

Our board of directors is divided into three classes with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The initial term of our board of directors is as follows:

•	The term of the Class A directors expires in 2017;

•	The term of Class B directors expires in 2018; and

•	The term of Class C director expires in 2019.

Employment and Consultancy Agreements

We are a party to employment and consultancy agreements with certain members of our senior management team. For a description of these agreements, see “Item 7.  Major Shareholders and Related Party Transactions—B.  Related Party Transactions – Employment and Consultancy Agreements.”

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

Our nominating and corporate governance committee, which is comprised of three directors (two of which are independent), is responsible for, among other things, (i) recommending to the board of directors nominees for director and directors for appointment to committees of the board of directors, and (ii) advising the board of directors with regard to corporate governance practices.

Shareholders may also nominate directors in accordance with procedures set forth in Bylaws.

Our Audit Committee consists of Mr. Koert Erhardt, Mr. Nikolaos Karellis and Mr. Tom Softeland, who is the chairman of the committee.  Our Compensation Committee consists of Mr. Tom Softeland, Mr. Mahesh Balakrishnan and Mr. Spyros Capralos, who is the chairman of the committee.  Our Nominating Committee consists of Mr. Spyros Capralos, Ms. Jennifer Box and Mr. Koert Erhardt, who is the chairman of the committee.

D.	Employees

As of December 31, 2014, 2015 and 2016, and March 9, 2017 we had 119, 149, 145 and 144 employees, respectively, including our executive officers.  The increase in the number employees during the last three years, resulted from the Merger, the acquisition of the Excel Vessels and the anticipated deliveries of our newbuilding vessels.

E.	Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see Item 7 “Major Shareholders and Related Party Transactions.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table presents certain information as of March 9, 2017 regarding the ownership of our common shares with respect to each shareholder, who we know to beneficially own more than five percent of our outstanding common shares, and our executive officers and directors.

	Shares of common stock
Beneficial Owner	Amount	Percentage
Oaktree Capital Group Holdings GP, LLC and certain of its advisory clients (2)	32,323,069	51.3%
Caspian Capital Management LLC (3)	3,533,104	5.6%
Senator Investment Group LP and affiliates thereof (4)	4,078,940	6.5%
Entities affiliated with Petros Pappas (5)	3,262,954	5.2%
Directors and executive officers of the Company, in the aggregate	334,440	*

(1)	Percentage amounts based on 63,068,779 common shares outstanding as of March 9, 2017.

(2)
Consists of (i) 1,316,498 shares held by Oaktree Value Opportunities Fund, L.P. (“VOF”), (ii) 2,397,106 shares held by Oaktree Opportunities Fund IX Delaware, L.P. (“Fund IX”), (iii) 22,016 shares held by Oaktree Opportunities Fund IX (Parallel 2), L.P. (“Parallel 2”), (iv) 16,445,307 shares held by Oaktree Dry Bulk Holdings LLC (“Dry Bulk Holdings”), (v) 12,133,562 shares held by OCM XL Holdings L.P., a Cayman Islands exempted limited partnership (“OCM XL”) and (vi) 8,580 shares held by OCM FIE, LLC (“FIE”).  Each of the foregoing funds and entities is affiliated with Oaktree Capital Group Holdings GP, LLC (“OCGH”).  The members of OCGH are Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank, Sheldon M. Stone, Larry W. Keele, Stephen A. Kaplan and David M. Kirchheimer.  Each of the direct and indirect general partners, managing members, directors, unit holders, shareholders, and members of VOF, Fund IX, Parallel 2, Dry Bulk Holdings, OCM XL and FIE, may be deemed to share voting and dispositive power over the shares owned by such entities, but disclaims beneficial ownership in such shares except to the extent of any pecuniary interest therein.  The address for these entities is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  OCM Investments, LLC (a subsidiary of Oaktree Capital Management, L.P., which is the investment manager of the Oaktree Funds) is registered as a broker-dealer with the Commission and in all 50 states, the District of Columbia and Puerto Rico, and is a member of the U.S. Financial Industry Regulatory Authority.  Oaktree Funds purchased common shares in the ordinary course of business and at the time of the purchase of the Company’s common shares, had no agreements or understandings, directly or indirectly, with any person to distribute the common shares.

(3)
Consists of (1) 2,869,757 Shares held for the account of Caspian Select, (2) 122,869 Shares held for the account of Caspian Solitude, and (3) 540,478 Shares held for the accounts of certain other funds for which Caspian Capital provides investment management or investment advice.

(4)	Consists of shares held by Senator Global Opportunity Master Fund, L.P.

(5)	Family members and companies related to family members of our Chief Executive Officer, Mr. Petros Pappas.

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

As of March 9, 2017, 63,068,779 of our outstanding common shares were held in the United States by 210 holders of record, including Cede & Co., the nominee for the Depository Trust Company, which held 39,070,370 of those shares.

B.	Related Party Transactions

Transactions with Oceanbulk Maritime, S.A.

Oceanbulk Maritime, S.A., a related party, is a ship management company and is controlled by our former director Ms. Milena-Maria Pappas.  During the years 2012 and 2013, we paid to Oceanbulk Maritime, S.A. a brokerage commission of $91,264 and $90,436, respectively, relating to the sale of certain of our vessels.

On November 25, 2013, our board of directors approved a commission payable to Oceanbulk Maritime, S.A. related to the negotiations with shipyards for the construction of nine of our newbuilding vessels.  We have agreed to pay a commission of 0.5% of the shipbuilding contract price for two newbuilding Capesize vessels Star Aries (ex-HN 1338) and Star Taurus (ex-HN 1339) and three newbuilding Newcastlemax vessels (HN 1342 (tbn Star Gemini), HN1343 (tbn Star Leo) and Star Poseidon (ex-HN NE 198) and a flat fee of $0.2 million per vessel for four newbuilding Ultramax vessels (Star Aquarius (ex HN 5040), Star Pisces (ex HN 5043), Star Antares (ex-HN NE 196) and Star Lutas (ex-HN NE 197).  For all of the nine newbuilding vessels, the total commission will amount to $2.1 million.  We have agreed to pay the commission in four equal installments, the first two installments were paid in cash, while the remaining two installments were paid in the form of common shares, the amount of which depended on the price of our common shares on the date of the two remaining installments.  The first and the second installment of $0.5 million each were paid in cash in December 2013 and in April 2014, respectively.  On October 28, 2015 and on September 9, 2016, we issued 34,234 shares, adjusted for the June 2016 Reverse Split, and 138,473 shares representing the third and fourth installment, respectively. We determined the fair value per share by reference to the closing price of our common shares on the issuance date.  During the years ended December 31, 2015 and 2016, $0.3 and $0.5 million was capitalized to “Advances for vessels under construction and acquisitions of vessels” and “Vessels and other fixed assets, net” in our consolidated balance sheets.

On March 22, 2014, Starbulk S.A. entered into an agreement with Oceanbulk Maritime S.A., under which certain management services, including crewing, purchasing, arranging insurance, vessel telecommunications and master general accounts supervision, are provided to four dry bulk vessels under the management of Oceanbulk Maritime S.A up to December 31, 2014.  Pursuant to the terms of this agreement, Starbulk S.A. received a fixed management fee of $170 per day, per vessel, which as of June 1, 2014, was changed to $110 per day, per vessel, based on an addendum signed on May 22, 2014.The related income for the year ended December 31, 2014, was $0.2 million, and is included under “Management fee income” in our consolidated statement of operations.

Further, following the completion of the Merger and the Pappas Transaction, we owned the vessels Magnum Opus and Tsu Ebisu, which were managed by Oceanbulk Maritime S.A. prior to the Merger and continued to be managed by that entity after the Merger, until September and August 2014, respectively.  The related expense for the year ended December 31, 2014, was $0.2 million, and is included under “Management fee expense” in our consolidated statement of operations.

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

In addition, Oceanbulk Maritime S.A. has also provided performance guarantees under the shipbuilding contracts for the newbuilding vessels with hull numbers, Deep Blue (ex-HN 5017), Behemoth (ex-HN 5055), Megalodon (ex-HN 5056), Honey Badger (ex-HN NE164), Wolverine (ex-HN NE165), Gargantua (ex-HN NE166), Goliath (ex-HN NE167) and Maharaj (ex-HN NE184).  Prior to the Merger, all of the performance guarantees were counter-guaranteed by Oceanbulk Shipping.  Following the completion of the Merger, in September 2014 Star Bulk provided counter-guarantees to Oceanbulk Maritime S.A. in exchange for the counter-guarantees provided by Oceanbulk Shipping.  These vessels were delivered to us in early 2016, at which time the guarantees were terminated.

As of December 31, 2015 and 2016, we had an outstanding receivable balance of $1.2 million and $0.9 million, respectively from Oceanbulk Maritime S.A. The outstanding balance as of December 31, 2015 and 2016 includes $0.9 million and $0.4 million, respectively, which represents supervision cost for certain newbuilding vessels managed by Oceanbulk Maritime and paid by us.

Managed vessels of Oceanbulk Shipping

Prior to the Merger, Starbulk S.A. had entered into vessel management agreements with certain entities owned and controlled by Oceanbulk Shipping.  Pursuant to the terms of these agreements, Starbulk S.A. received a fixed management fee of $750 per day, per vessel.  These management agreements were terminated on July 11, 2014, the date the Merger closed.  The related income for the years ended December 31, 2013 and 2014 was $0.8 million and $1.4 million, respectively, and is included under “Management fee income” in our consolidated statements of operations.  As of December 31, 2015 and 2016, we had an outstanding payable of $0.01 million to Maiden Voyage LLC, previous owner of the Maiden Voyage, one of the vessels of Oceanbulk Shipping.

Product Shipping and Trading S.A.

On June 7, 2013, Starbulk S.A. entered into an agreement with Product Shipping & Trading S.A., a Marshall Islands company, under which, we provided certain management services including crewing, purchasing and arranging insurance to the vessels which are under the management of Product Shipping & Trading S.A. Product Shipping & Trading S.A is controlled by family members of our Chief Executive Officer, Mr. Petros Pappas.  Pursuant to the terms of this agreement, we received a fixed management fee of $130 per day, per vessel.  In October 2013, we decided to gradually cease providing the above mentioned services to the vessels which are under the management of Product Shipping & Trading S.A., except for arranging insurance services, and as a result, the management fee decreased to $20 per day per vessel and effective July 1, 2014, the agreement was terminated.  The related income for the year ended December 31, 2014, was $0.01 million and is included in “Management fee income” in the consolidated statements of operations.  As of December 31, 2015 and 2016 we had no outstanding balance with Product Shipping & Trading S.A.

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

Effective February 7, 2011, we also entered into a separate consulting agreement with a company owned and controlled by, our former Chief Executive Officer and current Chairman, Mr. Spyros Capralos, for work performed by him outside of Greece.  On May 3, 2013, this agreement was renewed for a term of three years and automatic renewal for a successive year unless terminated earlier in accordance with its terms.  Under the consulting agreement, the company controlled by Mr. Capralos was entitled to receive an annual consulting fee. Mr. Capralos was also entitled to receive additional incentive compensation as determined by the compensation committee of our board of directors.  Pursuant to a termination agreement between us and Mr. Spyros Capralos, dated July 31, 2014, we agreed to terminate the employment and consultancy agreements with Mr. Capralos and agreed to a severance payment of 33,768 common shares, adjusted for the June 2016 Reverse Split, and an amount of €664,000 in cash (approximately $0.9 million, using the exchange rate as of July 31, 2014, which was $1.34 per euro).

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

Following the completion of the Merger, on December 17, 2014, we entered into consulting agreements with companies owned and controlled by each of the new Chief Operating Officer, Mr. Nicos Rescos, and our new co-Chief Financial Officer, Mr. Christos Begleris.  In addition, we entered into employment agreements with the new Chief Executive Officer, the President, the new Chief Operating Officer and the new Co-Chief Financial Officer, Messrs. Petros Pappas, Hamish Norton, Nicos Rescos and Christos Begleris, respectively.  All these agreements have a term of three years, unless terminated earlier in accordance with their terms, except for the employment agreement of the new Chief Executive Officer, Mr. Petros Pappas, which has a term of one year, unless terminated earlier in accordance with its terms.  Pursuant to the consulting agreements, the entities controlled by the new Chief Operating Officer and the new co-Chief Financial Officer are entitled to receive an annual discretionary bonus, as determined by our board of directors in its sole discretion.  On May 19, 2015, we entered into an addendum to the consultancy agreements with companies owned and controlled by each of the new Chief Operating Officer and the co-Chief Financial Officers, amending the annual consultancy fee paid by us, effective January 1, 2015.

Pursuant to all aforementioned consultancy agreements, effective as of December 31, 2016, we are required to pay an aggregate base fee at an annual rate of not less than $0.5 million (this amount includes the annual Euro amount, under the relevant consultancy agreements, using the exchange rate as of December 31, 2016, which was $1.05 per euro).

In aggregate, the related expenses under the employment agreements for 2016, 2015 and 2014 were $1.8, $1.9 and $0.9 million, respectively, and are included in General and administrative expenses in the consolidated statement of operations.

In aggregate, the related expenses under the consultancy agreements for 2016, 2015 and 2014 were $0.5, $0.6 million and $1.5 million, respectively, and are included in General and administrative expenses in the consolidated statement of operations.

Lease Agreement with Combine Marine Ltd.

On January 1, 2012, Starbulk S.A. entered into a one year lease agreement for office space with Combine Marine Ltd., or Combine Ltd., a company controlled by our former director Ms. Milena-Maria Pappas and by Mr. Alexandros Pappas, both children of our Chief Executive Officer, Mr. Petros Pappas. The lease agreement provided for a monthly rental of €2,500 (approximately $2,625, using the exchange rate as of December 31, 2016, which was $1.05 per euro).  On January 1, 2013, the agreement was renewed and unless terminated by either party, it will expire in January 2024.  The related rent expense for the years ended December 31, 2016, 2015 and 2014, was $34,482, $34,545 and $41,834, respectively, and is included in General and administrative expenses in the consolidated statements of operations.  As of December 31, 2016 and 2015, we had an outstanding receivable balance of $0 and $0.01 million, respectively, from Combine Ltd.

Interchart Shipping Inc.

Interchart, a Liberian company affiliated with family members of our Chief Executive Officer, acts as a chartering broker for all of our vessels.  On February 25, 2014, we acquired 33% of the total outstanding common stock of Interchart, for a total consideration of $0.4 million consisting of $0.2 million in cash and 4,520 common shares, adjusted for the June 2016 Reverse Split.  The common shares were issued on April 1, 2014, and the fair value per share of $72.55 (adjusted for the June 2016 Reverse Split) was determined by reference to the per share closing price of our common shares on the issuance date.  The ownership interest was purchased from an entity affiliated with family members of our Chief Executive Officer, including our former director, Ms. Milena-Maria Pappas. On February 25, 2014, we entered into a services agreement with Interchart, for chartering, brokering and commercial services for our vessels for an annual fee of €500,000 (approximately $0.5 million, using the exchange rate as of December 31, 2016, which was $1.05 per euro). This fee is adjustable for changes in our fleet pursuant to the terms of the services agreement.  Before the services agreement, Interchart acted as chartering broker of all our vessels on an agreed upon basis. Under the services agreement, all previously agreed upon brokerage commissions due to Interchart were cancelled retroactively from January 1, 2014.  In November 2014, we entered into a new services agreement with Interchart for chartering, brokering and commercial services for all of our vessels for a monthly fee of $0.3 million. The new agreement was effective from October 1, 2014 until March 31, 2015, and, following recurring renewals, is currently effective until December 31, 2017. The previous agreement with Interchart, dated February 25, 2014, was terminated when the new agreement became effective.  During the years ended December 31, 2016, 2015 and 2014, the brokerage commission on charter revenue charged by Interchart amounted to $3.3 million, $3.4 million and $2.0 million, respectively, and is included in “Voyage expenses” in the consolidated statements of operations.  As of December 31, 2016 and 2015, we had an outstanding liability of $0 and $0.01 million, respectively, to Interchart.

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

Sydelle Marine Ltd.

Sydelle Marine Limited ("Sydelle"), a company controlled by members of Mr. Pappas family, is a party to a Contract of Affreightment (the "Contract") with a third party charterer for a vessel currently under construction (the "Sydelle Vessel"). Pursuant to an assignment agreement, dated as of May 7, 2016, between Sydelle and one of our subsidiaries (the "Assignment Agreement"), Sydelle has assigned its rights and obligations under the Contract to us until the completion of the construction and the delivery of the Sydelle Vessel to the third party charterer, expected in April 2017. During the assignment period, the Contract is being performed by the vessel Star Libra and the respective revenue is earned by us.

Oaktree Shareholders Agreement

The following is a summary of the material terms of the Oaktree Shareholders Agreement.  Capitalized terms that are used in this description of the Oaktree Shareholders Agreement but not otherwise defined below have the meanings ascribed to them under the caption, “8.  Certain Definitions.”

General

The Oaktree Shareholders Agreement was entered into on the date the Merger was completed (July 11, 2014) and governs the ownership interest of Oaktree and its affiliated investment funds that own Common Shares (and any Affiliates (as defined below) of the foregoing persons that become Oaktree Shareholders pursuant to a transfer or other acquisition of our Equity Securities (as defined below) in accordance with the terms of the Oaktree Shareholders Agreement, collectively, the “Oaktree Shareholders”) following the Merger.  Based on the number of our outstanding common shares at January 24, 2017, the Oaktree Shareholders beneficially own approximately 51.4% of the common shares of the Company.

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

After the closing of the Merger, pursuant to the Oaktree Shareholders Agreement, we appointed each of Mr. Rajath Shourie and Mses.  Emily Stephens and Renée Kemp (each of which was an Oaktree Designee) as a Director whose term expires at the first, second and third annual meeting of the Stockholders following the date of completion of the Merger, respectively.  Mr. Shourie was re-elected as a Director at our 2014 Annual General Meeting.  On February 17, 2015, Mr. Shourie and Ms. Stephens resigned as Directors and were replaced by Mr. Mahesh Balakrishnan and Ms. Jennifer Box, both of whom are Oaktree Designees.  On May 9, 2016 and March 14, 2016, respectively, Mr. Stelios Zavvos and Ms. Renée Kemp stepped down from our board of directors.  On May 9, 2016, we appointed Mr. Nikolaos Karellis as an additional director and reduced the number of directors constituting our board of directors to eight.  Under the Oaktree Shareholders Agreement, Oaktree retains the right to designate an additional director, if and when it so decides.

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

The board of directors will appoint individuals selected by the Nominating and Corporate Governance Committee to fill the positions on the committees of the board of directors that are not required to be filled by Oaktree Designees.  As of March 9, 2017, our Audit Committee consists of Mr. Koert Erhardt, Mr. Nikolaos Karellis and Mr. Tom Softeland, who is the chairman of the committee.  As of March 9, 2017, our Compensation Committee consists of Mr. Tom Softeland, Mr. Mahesh Balakrishnan and Mr. Spyros Capralos, who is the chairman of the committee.  As of March 9, 2017, our Nominating Committee consists of Mr. Spyros Capralos, Ms. Jennifer Box and Mr. Koert Erhardt, who is the chairman of the committee.

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

For so long as the Oaktree Shareholders and their affiliates in the aggregate beneficially own at least 33% of the outstanding Voting Securities of the Company, without the prior written consent of Oaktree, we and the board of directors have agreed not to, directly or indirectly (whether by merger, consolidation or otherwise), (i) issue Preferred Stock or any other class or series of our Equity Interests that ranks senior to the shares as to dividend distributions and/or distributions upon the liquidation, winding up or dissolution of the Company or any other circumstances, (ii) issue Equity Securities to a person or Group, if, after giving effect to such transaction, such issuance would result in such Person or Group beneficially owning more than 20% of our outstanding Equity Securities (except that we and the board of directors retain the right to issue Equity Securities in connection with a merger or other business combination transaction with the consent of the Oaktree Shareholders), or (iii) issue any Equity Securities of any of our subsidiaries (other than to the Company or a wholly-owned subsidiary of the Company).  During the 18 months following the closing date, which period has now expired, we and the board also agreed not to terminate the Chief Executive Officer or any other of our officers set forth in the Oaktree Shareholders Agreement, except if such termination were to have been for Cause (as defined in our 2014 Equity Incentive Plan).

During the 18 months after the closing of the Merger, for so long as the Oaktree Shareholders and their affiliates in the aggregate beneficially owned at least 33% of our outstanding Voting Securities, the affirmative approval of at least seven Directors was required to appoint any replacement Chief Executive Officer of the Company.

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

Registration Rights Agreement

On July 11, 2014, the Oaktree Seller, the Pappas Seller, certain of our stockholders affiliated with Monarch and certain affiliates thereof entered into the Registration Rights Agreement.  Monarch has since been removed from the Registration Rights Agreement, and there is a possibility that the Registration Rights Agreement will be amended to add Senator as a party.  Pursuant to the terms of the Registration Rights Agreement, we have, among other things, filed Form F-3 registration statement (Registration No.  333-197886), covering the resale of shares owned by such stockholders, which was declared effective on September 25, 2014.

In addition, the Registration Rights Agreement also provides the Oaktree Seller and its affiliates with certain demand registration rights and provides the Oaktree Seller, Pappas Seller, Senator (should Senator be made a party) and certain affiliates thereof with certain shelf registration rights in respect of any of our common shares held by them, subject to certain conditions, including those shares acquired pursuant to the July 2014 Transactions.

In addition, in the event that we register additional common shares for sale to the public following the closing of the July 2014 Transactions, we are required to give notice to the Oaktree Seller, the Pappas Seller, Senator (should Senator be made a party) and certain affiliates thereof of our intention to effect such registration and, subject to certain limitations, we are required to include our common shares held by those holders in such registration.  We obtained the consent of the above shareholders before filing Form F-3 registration statement (Registration No.  333-198832) covering the resale of our common shares issued under the Purchase Agreement for the Excel Vessels, which was declared effective on February 25, 2015.

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

Excel has agreed that it will not transfer or otherwise monetize through derivative transactions the “Subject Shares” (as defined below) until six months after the final vessel sale (subject to a requirement to continue to retain the Subject Shares if there is a pending indemnification claim against Excel), except that Excel may transfer Subject Shares if it makes appropriate arrangements to escrow a certain minimum amount of proceeds.  The six-month period has expired, and the Subject Shares have been distributed to the owners of Excel.  “Subject Shares” is defined in the Vessel Purchase Agreement to mean a number of our common shares (based on the volume-weighted average price for the five consecutive trading days ending on and including the date of the Vessel Purchase Agreement) that would equal to (x) $2.5 million times (y) the amount of consideration received for all Excel Vessels delivered to date divided by (z) the total amount of consideration for all Excel Vessels.

As outlined above, in connection with the foregoing Excel Transactions, we entered into an amendment to the Registration Rights Agreement to provide holders of the Excel Vessel Share Consideration with certain customary demand, shelf and piggyback registration rights.

The Excel Vessel Bridge Facility

We used cash on hand, borrowings under other debt facilities and borrowings under the $231.0 million Excel Vessel Bridge Facility extended to us by entities affiliated with Oaktree and entities affiliated with Angelo, Gordon to fund the cash consideration for the Excel Vessels.

Unity Holding LLC, a direct subsidiary of ours, was the borrower under the Excel Vessel Bridge Facility, and each individual vessel-owning subsidiary was a guarantor.  The Excel Vessel Bridge Facility was secured by 33 of the Excel Vessels acquired by us as well as related bank accounts, earnings and insurance proceeds and the equity of each vessel-owning subsidiary of Unity.

The Excel Vessel Bridge Facility contained customary affirmative and negative covenants applicable to Unity and its subsidiaries, including limitations on the incurrence of additional indebtedness and guarantee obligations, the incurrence of liens, fundamental changes, asset sales, transactions with affiliates and investments.  The Excel Vessel Bridge Facility contains customary events of default.

As of December 31, 2014, $56.2 million of borrowings were outstanding under the Excel Vessel Bridge Facility.  We prepaid, and terminated, the Excel Vessel Bridge Facility on January 29, 2015.

Management agreement with Maryville Maritime Inc.

Three of the Excel Vessels (Star Martha, Star Pauline and Star Despoina), which we acquired with attached time charters, were managed by Maryville Maritime Inc. (“Maryville”), a subsidiary of Excel.  Maryville managed these three vessels until the expiration of their then existing time charter agreements (two of which expired in August 2015 and one which expired in November 2015) at a monthly fee of $17,500 per vessel.  Total management fee expense to Maryville for the years ended December 31, 2014 and 2015 was $0.04 million and $0.5 million, respectively.

Purchase of Shares in the January 2015 Equity Offering

As part of the January 2015 Equity Offering, the Significant Shareholders purchased 7,450,084 firm common shares at the public offering price of $25.0 per common share (both adjusted for our June 2016 Reverse Stock Split), out of the total 9,800,084 common shares offered as part of this offering.  The aggregate proceeds to us of the January 2015 Equity Offering, net of underwriters’ commissions, were approximately $242.2 million.

Purchase of Shares in the May 2015 Equity Offering

As part of the May 2015 Equity Offering, the Significant Shareholders purchased 4,312,500 firm common shares at the public offering price of $16.00 per common share  (both adjusted for our June 2016 Reverse Stock Split), out of the total 11,250,000 common shares offered as part of this offering.  The aggregate proceeds to us of the May 2015 Equity Offering, net of underwriters’ commissions, were approximately $175.6 million.

Purchase of Shares in the September 2016 Equity Offering

As part of the September 2016 Equity Offering, certain Significant Shareholders purchased 7,744,480 common shares, out of the total 11,976,745 common shares offered as part of this offering at the public offering price of $4.30 per common share.  The aggregate proceeds to us of the September 2016 Equity Offering, net of underwriters’ commissions, were approximately $50.3 million.

Purchase of Shares in the February 2017 Private Placement

As part of the February 2017 Private Placement, certain Significant Shareholders purchased 3,244,292 common shares at the public offering price of $8.154 per common share.  The aggregate gross proceeds to us of the February 2017 Private Placement were approximately $51.5 million.

After the February 2017 Private Placement, Oaktree and Senator, beneficially owned approximately 51.4% and 6.5%, respectively, of our outstanding common shares.  Prior to the February 2017 Private Placement, Oaktree and Senator, beneficially owned approximately 51.4% and 1.8%, respectively, of our outstanding common shares.

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

See Item 18.  “Financial Statements.”

Legal Proceedings

On July 13, 2011, Star Cosmo was retained by the port authority in the Spanish port of Almeria and was released on July 16, 2011.  According to the port authority, the vessel allegedly discharged oily water while sailing in Spanish waters in May 2011, more than two months before being retained, and related records were allegedly deficient.  Administrative investigation commenced locally.  The fines were finally set by the Spanish administrative to €260,000 (or $0.3 million using the exchange rate as of December 31, 2016, eur/usd 1.05) and, following their irrevocable adjudication, the fines have been fully settled and the case is considered closed.  Up to $1.0 billion of the liabilities associated with the vessel’s actions, mainly for sea pollution, are covered by our P&I Club Insurance.

In March 2013, we commenced arbitration proceedings against Hanjin HHIC-Phil Inc., the shipyard that constructed the Star Polaris, relating to engine failure the vessel experienced in South Korea.  This resulted in 142 off-hire days and the loss of $2.3 million in revenues.  We pursued the compensation for the cost of the repairs and the loss of revenues and following the arbitration hearing in July 2015, the arbitral tribunal issued its partial final award (the “Award”), which found the yard liable for certain aspects of the claim but did not quantify the Award.  Following the dismissal of the loss of revenues claim before the High Court of the United Kingdom in the appeal proceedings, a hearing before the arbitral tribunal to quantify the cost of repairs for which the yard is liable is pending.

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

On October 23, 2014, a purported shareholder (the “Plaintiff”) of Star Bulk Carriers Corp. filed a derivative and putative class action lawsuit in New York state court against our Chief Executive Officer, members of our board of directors and several of our shareholders and related entities.  We have been named as a nominal defendant in the lawsuit.  The lawsuit alleges that our acquisition of Oceanbulk and purchase of several Excel Vessels were the result of self-dealing by various defendants and that we entered into the respective transactions on unfair terms.  The lawsuit further alleges that, as a result of these transactions, several defendants’ interests in Star Bulk Carriers Corp. have increased and that the Plaintiff’s interest in Star Bulk Carriers Corp. has been diluted.  The lawsuit also alleges that our management has engaged in other conduct that has resulted in corporate waste.  The lawsuit seeks cancellation of all shares issued to the defendants in connection with our acquisition of Oceanbulk, unspecified monetary damages, the replacement of some or all members of our board of directors and of our Chief Executive Officer, and other relief.  We believe the claims are completely without merit, deny them, and intend to vigorously defend against them in court. On November 24, 2014, we and the other defendants removed the action to the United States District Court for the Southern District of New York.  On March 4, 2015, we and the other defendants moved to dismiss the complaint.  On February 18, 2016, the court granted our motion to dismiss in full and dismissed the matter.  On February 24, 2016, Plaintiff filed a notice of appeal.  The appeal was heard before the Court of Appeals for the Second Circuit on December 6, 2016 and judgment is pending.

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

Currently, we are prohibited from paying dividends under our facilities and did not pay any dividends in 2016.  Please see the section of this annual report entitled “Item 5.  Operating and Financial Review and Prospects—B.  Liquidity and Capital Resources.”

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

The following table sets forth, for the five most recent fiscal years, the high and low prices for the common shares on the Nasdaq Global Select Market, adjusted for our June 2016 Reverse Stock Split.

COMMON STOCK

Fiscal year ended December 31, 2016	High	Low
2016	$6.1	$1.57
2015	$33.30	$2.70
2014	$79.40	$27.05
2013	$69.15	$21.95
2012	$73.50	$22.85

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the common shares on the Nasdaq Global Select Market.

Fiscal year ended December 31, 2016	High	Low
1st Quarter ended March 31, 2016	$5.10	$1.57
2nd Quarter ended June 30, 2016	$6.10	$2.61
3rd Quarter ended September 30, 2016	$5.54	$2.92
4th Quarter ended December 31, 2016	$6.10	$4.04

Fiscal year ended December 31, 2015	High	Low
1st Quarter ended March 31, 2015	$33.30	$15.25
2nd Quarter ended June 30, 2015	$20.65	$14.20
3rd Quarter ended September 30, 2015	$17.10	$10.00
4th Quarter ended December 31, 2015	$12.00	$2.70

The following table sets forth, for the most recent six months, the high and low prices for the common shares on the Nasdaq Global Select Market.

	High	Low
March 2017 (through and including March 9, 2017)	$11.14	$8.82
February 2017	$9.82	$7.80
January 2017	$9.50	$5.21
December 2016	$6.10	$4.63
November 2016	$5.93	$4.04
October 2016	$5.05	$4.42
September 2016	$5.54	$4.03

Item 10.	Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

Our Articles of Incorporation were filed as Exhibit 3.1 to our Report on Form 6-K filed with the Commission on June 23, 2016 and are incorporated by reference into Exhibit 1.1 to this Annual Report.  Pursuant to the Articles of Incorporation, we effected a 5-for-1 reverse stock split of our issued and outstanding common shares, par value $0.01 per share, effective as of June 20, 2016.  The reverse stock split was approved by shareholders at a special meeting of shareholders held on December 21, 2015.  The reverse stock split reduced the number of our issued and outstanding common shares from 219,778,437 common shares to 43,955,659 common shares and affected all issued and outstanding common shares.  The number of our authorized common shares was not affected by the reverse split.  No fractional shares were issued in connection with the reverse stock split.

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

As of March 9, 2017, we had issued and outstanding 63,068,779 common shares.  No preferred shares are issued or outstanding.

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

Directors

Our directors are elected by a majority of the votes cast by shareholders entitled to vote in an election.  Our Articles of Incorporation provide that cumulative voting shall not be used to elect directors.  Our board of directors must consist of at least three members.  The exact number of directors is fixed by a vote of at least 66⅔% of the entire board of directors.  Our Articles of Incorporation provide for a staggered board of directors whereby directors shall be divided into three classes: Class A, Class B and Class C, which shall be as nearly equal in number as possible.  Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term.  The initial terms of our board of directors are as follows: (i) the term of our Class A directors expires in 2017; (ii) the term of our Class B directors expires in 2018; and (iii) the term of our  Class C directors expired  at our annual shareholder meeting held on November 21, 2016. At the 2016 annual shareholder meeting, our Class C directors were re-elected to serve until the 2019 annual shareholder meeting. Each director serves his respective term of office until his successor has been elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office.  Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

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

Blank Check Preferred Stock

Under the terms of our Articles of Incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 25,000,000 shares of blank check preferred stock.  Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

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

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our Articles of Incorporation provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.  Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 120 days nor more than 180 days prior to the one-year anniversary of the preceding year’s annual meeting.  Our Articles of Incorporation also specify requirements as to the form and content of a shareholder’s notice.  These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

C.	Material Contracts

As of December 31, 2016, we had a number of credit facilities with commercial banks.  For a discussion of our facilities, please see the section of this annual report entitled “Item 5.  Operating and Financial Review—B.  Liquidity and Capital Resources—Senior Secured Credit Facilities.”

As of December 31, 2016, we were also a party to a senior indenture with U.S. Bank National Association, as trustee.  For a discussion of the indenture, please see the section of this annual report entitled “Item 5.  Operating and Financial Review—B.  Liquidity and Capital Resources—2019 Senior Notes Offering.”

As of December 31, 2016, we were a party to a services agreement with Interchart, the Oaktree Shareholders Agreement, the Pappas Shareholders Agreement and the Registration Rights Agreement.  For a discussion of these agreements, please see the section of this annual report entitled “Item 7.  Major Shareholders and Related Party Transactions—B.  Related Party Transactions.”

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

In addition to the tax consequences discussed below, we may be subject to tax in one or more other jurisdictions, including Malta, where we conduct activities.  We expect that the amount of any such tax imposed upon our operations for year 2016 in these jurisdictions, including Malta, will be immaterial.

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

As discussed below, we believe that we do not satisfy the Publicly Traded Test for 2016 because we are subject to the 5% Override Rule (as defined below), and accordingly, we believe that we do not qualify for exemption under Section 883 for 2016; however, we may qualify for this tax exemption for subsequent tax years.

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

Based on information contained in Schedules 13G and 13D filing with the U.S. Securities and Exchange Commission, we believe that we do not satisfy the Publicly Traded Test for 2016 because we are subject to the 5% Override Rule.  Specifically, while Oaktree and its affiliated entities collectively owned more than 50% of our outstanding common shares throughout 2015, Oaktree affiliated entities that were 5% Shareholders did not own, in the aggregate, 50% or more of our outstanding common shares for more than half of the days in 2016.  However, according to Schedule 13G filed by Caspian Capital LP (“Caspian”) on February 16, 2016, 7.6% of our common shares were held by certain funds and accounts Caspian controls as of December 31, 2015.  This filing specifies that one fund holds approximately 5.9% of our common shares.  Accordingly, we believe that we do not qualify for exemption under Section 883 for 2016; however, we may qualify for this exemption from U.S. federal income tax on our U.S. source sipping income in subsequent taxable years.

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

If the common shares are readily tradable on an established securities market in the United States within the meaning of the Code, such as the NASDAQ Global Select Market, and if certain holding period and other requirements (including a requirement that we are not a PFIC in the year of the dividend or the preceding year) are met, dividends received by non-corporate U.S. Holders will be “qualified dividend income” to such U.S. Holders.  Qualified dividend income received by non-corporate U.S. Holders (including an individual) will be subject to U.S. federal income tax at preferential rates.

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

In June 2013, we entered into two interest rate derivative contracts with Credit Agricole Corporate and Investment Bank (the “Credit Agricole Swaps”) to fix forward our floating interest rate liabilities under the two tranches of the Credit Agricole $70.0 million Facility.  The Credit Agricole Swaps were based on an amortizing notional amount beginning from $26.8 million and $28.6 million, for the Star Borealis and Star Polaris tranches, respectively.  The Credit Agricole Swaps came into effect in November and August 2014, and will mature in August and November 2018, for the Star Borealis and Star Polaris tranches, respectively.  Under the terms of the Credit Agricole Swaps, we pay on a quarterly basis a fixed rate of 1.720% and 1.705% per annum for the Star Borealis and Star Polaris tranches, respectively, while receiving a variable amount equal to the three month LIBOR, both applied on the notional amount of the swaps outstanding at each settlement date.  As of December 31, 2016, the notional amount of these swaps was $23.0 million and $24.1 million, for Star Borealis and Star Polaris, respectively.

In addition, on April 28, 2014, we entered into two interest rate derivative contracts (the “HSH Swaps”) to fix forward 50% of our floating interest rate derivative contracts for the HSH Nordbank $35.0 million Facility.  The HSH Swaps came into effect in September 2014 and mature in September 2018.  Under the terms of the HSH Swaps, we pay on a quarterly basis a fixed rate of 1.765% per annum, while receiving a variable amount equal to the three month LIBOR, both applied on the notional amount of the swaps outstanding at each settlement date.  As of December 31, 2016, the notional amount of these swaps was $14.2 million.

Up to August 31, 2014, because the Credit Agricole Swaps and the HSH Swaps were not designated as accounting hedges, changes in their fair value at each reporting period up to that date were reported in earnings as a loss under “Gain/(Loss) on derivative financial instruments, net” in the consolidated statements of operations. On August 31, 2014, we designated the Credit Agricole Swaps and the HSH Swaps as cash flow hedges in accordance with ASC Topic 815, “Derivatives and Hedging.” Accordingly, the effective portion of these cash flow hedges, from September 1, 2014 to December 31, 2014, was reported in “Accumulated other comprehensive loss”, while the ineffective portion of these cash flow hedges is reported under “Gain / (Loss) on derivative financial instruments, net.”

As part of the Merger, we acquired five swap agreements that Oceanbulk Shipping had entered during the third quarter of 2013 with Goldman Sachs Bank USA (the “Goldman Sachs Swaps”).  The Goldman Sachs Swaps came into effect on October 1, 2014 and mature on April 1, 2018.  Under their terms, Oceanbulk Shipping makes quarterly payments to the counterparty at fixed rates ranging between 1.79% to 2.07% per annum, based on an aggregate notional amount beginning at $186.3 million on July 1, 2015 and increasing up to $461.3 million on October 1, 2015, and then gradually decreasing through maturity.  The counterparty makes quarterly floating rate payments at three-month LIBOR to Oceanbulk Shipping based on the same notional amount.  Upon the completion of the Merger, on July 11, 2014, we re-designated the Goldman Sachs Swaps as cash flow hedges in accordance with ASC Topic 815.  Accordingly, the effective portion of these cash flow hedges, from that date to December 31, 2014, was reported in “Accumulated other comprehensive income/ (loss).”  As of December 31, 2016 the notional amount of these swaps was $412.1 million.

The weighted average fixed rate, as of December 31, 2016, for all the nine interest rate derivative contracts we had effective at that time was 1.82%.

Due to (i) changes in the timing of delivery of some of our newbuilding vessels and, by extension, the timing of some of the forecasted transactions, (ii) changes in LIBOR curves, and (iii) the sale of some of our vessels in 2016 whose loans had been designated as hedged items, we determined that the “highly effective” criterion of the hedging effectiveness test for the Goldman Sachs Swaps was not satisfied for the quarter ended June 30, 2016.  Consequently, the hedging relationship related to the Goldman Sachs Swaps no longer qualifies for special hedge accounting, and as of April 1, 2015, we de-designated the cash flow hedge related to the Goldman Sachs Swaps.  As a result, changes in the fair value of these swaps since the date of de-designation, April 1, 2015, were reported in earnings under “Gain / (Loss) on derivative financial instruments, net.” The amount already reported up to March 31, 2015 in “Accumulated other comprehensive income/ (loss)” with respect to the corresponding swaps will be reclassified to earnings when the hedged forecasted transaction impacts our earnings (i.e., when the hedged loan interest is incurred), except for amounts related to loans of sold or expected to be sold vessels which are being reclassified to earnings when sale is probable, since the forecasted transaction attributable to these vessels is no longer expected to occur.  The unamortized balance of “Accumulated other comprehensive income/ (loss)” with respect to the corresponding swaps as of December 31, 2016 was $0.6 million.

During the year ended December 31, 2016, we recorded a loss on interest rate derivative contracts of $2.1 million in “Gain / (Loss) on derivative financial instruments, net”, in the consolidated statement of operations, which resulted from realized losses (interest expenses incurred under the Goldman Sachs Swaps) of $5.0 million and unrealized gains of $3.0 million (from the change in the fair market value) of the Goldman Sachs Swaps derivative contracts during the year ended December 31, 2016 and the write-off of unrealized losses, previously accumulated to “Accumulated other comprehensive income/ (loss),” related to the forecasted transaction attributable to sold or expected to be sold vessels which are no longer expected to occur, as discussed above, of $0.04 million.  In addition, as of December 31, 2016, we recorded a loss of $0.4 million in “Accumulated other comprehensive income/ (loss)” resulting from the change in the fair market value of derivative contracts designation as cash flow hedges, as discussed above.

As of December 31, 2016, the floating rate portion of our long-term obligations consisted of senior secured credit facilities and capital lease obligations and the fixed rate portion consisted of the 2019 Notes and capital lease obligations for certain operating vessels.  The total interest expense of our long-term debt obligations for the year ended December 31, 2016 was $40.5 million, including the effects of the effective cash flow hedges.  Our estimated total interest expense for the year ending December 31, 2017 is expected to be $42.9 million.  Our estimated amount of interest expense reflects interest payments we expect to make with respect to our long-term debt obligations our capital lease obligations, as well as the 8% 2019 Notes.  The interest expense related to the floating rate portion of our long-term debt obligations reflects an assumed LIBOR-based applicable rate of 0.99789% (the three-month LIBOR rate as of December 31, 2016) plus the relevant margin of the applicable credit facility and the interest expense related to the floating rate portion of our capital lease obligations reflects an assumed LIBOR-based applicable rate of 1.31767% (the six-month LIBOR rate as of December 31, 2016) plus the relevant margin of the applicable capital lease.  The following table sets forth the sensitivity of our existing long-term obligations in millions of Dollars, as of December 31, 2016, as to a 100 basis point increase in LIBOR during the next five years:

For the year ending December 31,	Estimated amount of interest expense	Estimated amount of interest expense after an increase of 100 basis points	Sensitivity

2017	42.9	49.9	7.0
2018	41.7	49.1	7.3
2019	30.8	35.8	5.0
2020	16.6	19.3	2.6
2021	10.5	11.9	1.3

The table below provides information about our financial instruments at December 31, 2016, that are sensitive to changes in interest rates, including our debt and interest rate derivative contracts.  For long-term debt, the table presents expected outstanding balances and related weighted-average interest rates by expected maturity dates.  For interest rate derivative contracts, the table presents notional amounts and weighted-average fixed pay interest rates by expected contractual maturity dates.  Generally, our interest rate derivative contracts involve the receipt of floating payments based on the three-month LIBOR and the payment of fixed amounts based on a fixed rate specified in each swap agreement, on a quarterly basis.

In thousands of Dollars	As of year ended December 31,
	2017	2018	2019	2020	2021

Long-Term Debt:
Variable Rate Debt, outstanding balance	$835,395	$664,935	$349,316	$278,415	$140,807
Average Interest Rate on Variable Debt (1)	4.2%	4.5%	4.7%	4.4%	4.0%
Fixed-Rate Debt, outstanding balance	120,190	115,200	56,820	46,780	36,370
Average Interest Rate on Fixed Debt (2)	6.4%	6.5%	6.2%	5.5%	5.3%

Interest Rate Derivative Contracts: (3)
Notional Amount Balance (4)	$428,842	$-	$-	$-	$-
Average Fixed Pay Rate	1.8%	-	-	-	-

(1)	Average Interest Rate on Variable Debt represents the weighted average interest rate for our floating rate debt comprising of LIBOR rate as of December 31, 2016 and applicable margin.

(2)
Average Interest Rate on Fixed Debt represents the annual coupon for our 8.00% 2019 Notes and the average interest rate on certain of our bareboat capital lease commitments outstanding as of December 31, 2016.

(3)
Our interest rate derivative contracts involve the receipt of floating payments based on the three month LIBOR and the payment of fixed amounts based on a fixed rate specified in each swap agreement, on a quarterly basis.

(4)	All of interest swap derivative contracts expire within 2018.

Currency and Exchange Rates

We generate all of our revenues in Dollars and operating expenses in currencies other than the Dollar are approximately 8% of total operating expenses during 2016.  Further, 75% of our General and administrative expenses, excluding expenses of $4.2 million relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees, including consulting fees, salaries and traveling expenses were incurred in currencies other than the Dollar (mainly Euros) during 2016.  For accounting purposes, expenses incurred in Euros are converted into Dollars at the exchange rate prevailing on the date of each transaction.  Because a significant portion of our expenses are incurred in currencies other than the Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the Dollar and the Euro, which could affect the amount of net income that we report in future periods.  As of December 31, 2016, the effect of a 1% adverse movement in Dollar/Euro exchange rates would have resulted in an increase of $151,644 and $52,605 in our General and administrative expense and our operating expenses, respectively.  While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk.  The use of financial derivatives, including foreign exchange forward agreements, would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

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

During the year ended December 31, 2012, we entered into a limited number of FFAs and freight options on the Capesize and Panamax and Supramax indexes. We used these freight derivatives as an economic hedge to reduce the risk on specific vessels trading in the spot market, or to take advantage of short term fluctuations in the market prices.  Our freight derivatives do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in the accompanying consolidated statements of operations.  FFAs are settled on a daily basis through reputable exchanges such as London Clearing House or Singapore Exchange (SGX). Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts.  Freight options are treated as assets/liabilities until they are settled.  During the years ended December 31, 2015, 2014 and 2013, we did not enter into FFAs and freight options and therefore we did not record any gain or loss from freight derivatives.  During the year ended December 31, 2016, we entered into a certain number of FFAs on the Capesize, Panamax and Supramax indexes. As part of these FFAs, we recognized a gain of $0.4 million during the year ended December 31, 2016 while the open position as of December 31, 2016 was an asset of $0.04 million.

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

(a)         Disclosure Controls and Procedures

As of December 31, 2016, our management (with the participation of our Chief Executive Officer and Co-Chief Financial Officers) conducted an evaluation pursuant to Rule 13a-15 and 15d-15 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on the evaluation, our Chief Executive Officer and Co-Chief Financial Officers concluded that as of December 31, 2016, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our Chief Executive Officer and Co-Chief Financial Officers, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission.

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

Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2016 is effective.

(c)         Attestation Report of the Independent Registered Public Accounting Firm

The attestation report on the Company’s internal control over financial reporting issued by the registered public accounting firm that audited the consolidated financial statements Ernst & Young (Hellas) Certified Auditors-Accountants S.A., appears under “Item 18.  Financial Statements” of this annual report and is incorporated herein by reference.

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

Ernst & Young (Hellas) Certified Auditors - Accountants S.A, an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2015 and 2016. This table below sets forth the total amounts billed and accrued for Ernst & Young services regarding fiscal years 2015 and 2016 and breaks down these amounts by category of services:

(In thousands of Dollars)	2015	2016
Audit fees (a)	$670	$714
Audit-related fees (b)	113	—
Tax fees (c)	—	—
All other fees (d)	—	—
Total fees	$783	$714

(a)
Audit Fees: Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

(b)	Audit-Related Fees: Audit-related fees consisted of assurance and other services which have not been reported under Audit Fees above.

(c)	Tax Fees: Tax fees represent fees for professional services for tax compliance, tax advice and tax planning.

(d)	All Other Fees: All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

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

As a foreign private issuer, we are permitted to follow home country practices in lieu of certain Nasdaq corporate governance requirements.  We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands.  We are exempt from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, the voting rights agreement and the establishment and composition of an audit committee and a formal written audit committee charter.  The practices we follow in lieu of Nasdaq’s corporate governance requirements are as follows:

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
1.1
Fourth Amended and Restated Articles of Incorporation of Star Bulk Carriers Corp. (included as Exhibit 3.1 of the Company’s Form 6-K, which was filed with the Commission on June 23, 2016 and incorporated herein by reference).

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

4.6
Pappas Shareholder Agreement by and among the Company and the parties named therein dated July 11, 2014 (included as Exhibit 99.3 to the Company’s Current Report on Form 6-K, dated June 16, 2014 and incorporated herein by reference)

4.7
Vessel Purchase Agreement by and among the Company, Excel and Christine Shipco Holdings Corp. dated August 19, 2014 (included as Exhibit 99.1 to the Company’s Current Report on Form 6-K, dated September 3, 2014 and incorporated herein by reference)

4.8
Underwriting Agreement, dated October 30, 2014, between Star Bulk Carriers Corp. and the underwriters named on Schedule I thereto.  (included as Exhibit 1.1 to the Company’s Current Report on Form 6-K, dated November 07, 2014 and incorporated herein by reference)

4.9
Underwriting Agreement, dated January 9, 2015, between Jefferies LLC and Morgan Stanley & Co.  LLC, as representatives of the other several underwriters listed in Schedule I thereto, and Star Bulk Carriers Corp. (included as Exhibit 1.1 to the Company’s Current Report on Form 6-K, dated January 15, 2015 and incorporated herein by reference)

4.10
Placement Agency Agreement, dated May 13, 2015, between Clarksons Platou Securities, Inc., as manager of the placement agents listed in Schedule I thereto, and Star Bulk Carriers Corp. (included as Exhibit 1.1 to the Company’s Current Report on Form 6-K, dated April 19, 2015 and incorporated herein by reference)

4.11
Underwriting Agreement, dated September 15, 2016, among Citigroup Global Markets Inc., Clarksons Platou Securities, Inc., Deutsche Bank Securities Inc. and DNB Markets, Inc., as representatives of the several underwriters listed in Schedule I thereto, and Star Bulk Carriers Corp. (included as Exhibit 1.1 to the Company’s Current Report on Form 6-K, dated September 20, 2016 and incorporated herein by reference)

4.12	2013 Equity Incentive Plan (included as Exhibit 4.4 of the Company’s Form F-1, which was filed with the Commission on May 2, 2013 and incorporated herein by reference)

4.13	2014 Equity Incentive Plan (included as Exhibit 2.6 of the Company’s Form 20-F, which was filed with the Commission on March 21, 2014 and incorporated herein by reference)

4.14	2015 Equity Incentive Plan (included as Exhibit 4.13 of the Company’s Form 20-F, which was filed with the Commission on March 23, 2016 and incorporated herein by reference)

4.15	2016 Equity Incentive Plan

6.1	For earnings per share calculation, see “Item 18. Financial Statements—Note 13.”

8.1	For a list of all our subsidiaries, see “Item 18. Financial Statements—Note 1.”

11.1	Code of Ethics (included as Exhibit 11.1 of the Company’s Form 20-F, which was filed with the Commission on April 8, 2015 and incorporated herein by reference)

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young (Hellas) Certified Auditors - Accountants S.A.)

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, formatted in Extensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2015 and 2016;

(ii) Consolidated Statements of Operations for the years ended December 31, 2014, 2015 and 2016;

(iii) Consolidated Statements of Comprehensive Income/ (Loss) for the years ended December 31, 2014, 2015 and 2016;

(iv) Consolidated Statements of Shareholders’ Equity for the for the years ended December 31, 2014, 2015 and 2016;

(v) Consolidated Statements of Cash Flows for the for the years ended December 31, 2014, 2015 and 2016; and

(vi) the Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Star Bulk Carriers Corp.
(Registrant)

Date: March 21, 2017	By:	/s/ Petros Pappas
		Name:	Petros Pappas
		Title:	Chief Executive Officer

STAR BULK CARRIERS CORP.

INDEX TO CONSOLIDATED
FINANCIAL STATEMENTS

ERNST & YOUNG (HELLAS) Certified Auditors – Accountants S.A. Chimarras 8B, Maroussi, 151 25, Greece	Tel: +30 210 2886 000 Fax:+30 210 2886 905 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Star Bulk Carriers Corp.

We have audited the accompanying consolidated balance sheets of Star Bulk Carriers Corp. (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Star Bulk Carriers Corp. at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Star Bulk Carriers Corp.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 21, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors - Accountants S.A.
Athens, Greece
March 21, 2017

ERNST & YOUNG (HELLAS) Certified Auditors – Accountants S.A. Chimarras 8B, Maroussi, 151 25, Greece	Tel: +30 210 2886 000 Fax:+30 210 2886 905 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Star Bulk Carriers Corp.

We have audited Star Bulk Carriers Corp. ’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Star Bulk Carriers Corp.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Star Bulk Carriers Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Star Bulk Carriers Corp. as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016 of Star Bulk Carriers Corp. and our report dated March 21, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors - Accountants S.A.
Athens, Greece
March 21, 2017

STAR BULK CARRIERS CORP.
Consolidated Balance Sheets
As of December 31, 2015 and 2016
(Expressed in thousands of U.S. dollars except for share and per share data)

	2015	2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$208,056	$181,758
Restricted cash, current (Note 8)	3,769	5,121
Trade accounts receivable, net	10,889	12,572
Inventories (Note 4)	14,247	14,534
Due from managers	-	1,430
Due from related parties (Note 3)	1,209	922
Prepaid expenses and other receivables	8,604	5,641
Derivative asset, current (Note 18)	-	41
Other current assets	5,284	6,447
Total Current Assets	252,058	228,466

FIXED ASSETS
Advances for vessels under construction and acquisition of vessels (Note 6)	127,910	64,570
Vessels and other fixed assets, net (Note 5)	1,757,552	1,707,209
Total Fixed Assets	1,885,462	1,771,779

OTHER NON-CURRENT ASSETS
Long-term investment (Note 3)	844	970
Restricted cash, non-current (Note 8)	10,228	8,883
Fair value of above market acquired time charter (Note 7)	254	-
Other non-current assets (Note 6)	-	1,604
TOTAL ASSETS	$2,148,846	$2,011,702

LIABILITIES & STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long term debt (Note 8)	$127,141	$-
Lease commitments short term (Note 5 & Note 8)	4,490	6,235
Accounts payable	9,436	5,200
Due to related parties (Note 3)	422	356
Due to managers	2,291	-
Accrued liabilities (Note 14)	14,773	11,719
Derivative liability, current (Note 18)	5,931	2,549
Deferred revenue	2,465	2,060
Total Current Liabilities	166,949	28,119

NON-CURRENT LIABILITIES
8.00% 2019 Notes, net of unamortized deferred finance fees of $1,677 and $1,243, respectively (Note 8)	48,323	48,757
Long term debt, net of current portion and unamortized deferred finance fees of $14,360 and $9,214, respectively (Note 8)	720,237	743,719
Lease commitments long term, net of unamortized deferred finance fees of $nil and $39, respectively (Note 5 & Note 8)	75,030	152,613
Derivative liability, non-current (Note 18)	2,518	796
Other non-current liabilities	431	468
TOTAL LIABILITIES	1,013,488	974,472

COMMITMENTS & CONTINGENCIES (Note 16)	-	-

STOCKHOLDERS’ EQUITY
Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2015 and 2016 (Note 9)	-	-
Common Stock, $0.01 par value, 300,000,000 shares authorized; 43,821,114 and 56,628,907 shares issued and outstanding at December 31, 2015 and 2016, respectively (Note 9)	438	566
Additional paid in capital (Note 9)	2,008,440	2,063,490
Accumulated other comprehensive income/(loss) (Note 18)	(1,216)	(294)
Accumulated deficit	(872,304)	(1,026,532)
Total Stockholders’ Equity	1,135,358	1,037,230
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,148,846	$2,011,702

The accompanying notes are integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.
Consolidated Statements of Operations
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars except for share and per share data)

	2014	2015	2016

Revenues:
Voyage revenues	$145,041	$234,035	$221,987
Management fee income (Note 3)	2,346	251	119
	147,387	234,286	222,106

Expenses
Voyage expenses (Note 17)	42,341	72,877	65,821
Charter-in hire expenses	-	1,025	3,550
Vessel operating expenses (Note 17)	53,096	112,796	98,830
Dry docking expenses	5,363	14,950	6,023
Depreciation	37,150	82,070	81,935
Management fees (Note 11)	158	8,436	7,604
General and administrative expenses	32,723	23,621	24,602
Bad debt expense	215	-	-
Impairment loss (Note 5, Note 6 and Note 18)	-	321,978	29,221
Loss on time-charter agreement termination (Note 7)	-	2,114	-
Other operational loss	94	-	503
Other operational gain (Note 10)	(10,003)	(592)	(1,565)
(Gain)/Loss on forward freight agreements (Note 18)	-	-	(411)
Loss on sale of vessel ( Note 5)	-	20,585	15,248
Gain from bargain purchase (Note 1)	(12,318)	-	-
	148,819	659,860	331,361
Operating income/(loss)	(1,432)	(425,574)	(109,255)

Other Income/(Expenses):
Interest and finance costs (Note 8)	(9,575)	(29,661)	(41,217)
Interest and other income	629	1,090	876
Gain/(Loss) on derivative financial instruments, net (Note 18)	(799)	(3,268)	(2,116)
Loss on debt extinguishment (Note 8)	(652)	(974)	(2,375)
Total other expenses, net	(10,397)	(32,813)	(44,832)

Income/(Loss) before equity in income of investee	(11,829)	(458,387)	(154,087)
Equity in income of investee (Note 3)	106	210	126
Income/(loss) before taxes	$(11,723)	$(458,177)	$(153,961)
Income taxes (Note 15)	-	-	(267)
Net income/(loss)	$(11,723)	$(458,177)	$(154,228)
Earnings/(loss) per share, basic (Note 13)	$(1.00)	$(11.71)	$(3.24)
Earnings/(loss) per share, diluted (Note 13)	$(1.00)	$(11.71)	$(3.24)
Weighted average number of shares outstanding, basic (Note 13)	11,688,239	39,124,673	47,574,454
Weighted average number of shares outstanding, diluted (Note 13)	11,688,239	39,124,673	47,574,454

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.
Consolidated Statements of Comprehensive Income / (Loss)
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars except for share and per share data)

	2014	2015	2016
Net income/(loss):	$(11,723)	$(458,177)	$(154,228)
Other comprehensive income/(loss):
Unrealized gain/(loss) from cash flow hedges:
Unrealized gain/(loss) from hedging interest rate swaps recognized in Other comprehensive income / (loss) before reclassifications (Note 18)	(1,433)	(5,047)	(372)
Less:
Reclassification adjustments of interest rate swap loss (Note 18)	1,055	4,209	1,294
Other comprehensive income/(loss):	(378)	(838)	922

Comprehensive income/(loss)	$(12,101)	$(459,015)	$(153,306)

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.
Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars except for share and per share data)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Other Comprehensive income/(loss)	Accumulated deficit	Total Stockholders’ Equity

BALANCE, December 31, 2013	5,811,906	$58	$668,452	$-	$(402,404)	$266,106

Net income/(loss) for the year ended December 31, 2014	-	$-	$-	$-	$(11,723)	$(11,723)
Other comprehensive loss	-	-	-	(378)	-	(378)
Issuance of common stock - Acquisition of 33% of Interchart (Note 9)	4,520	-	328	-	-	328
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 12)	116,068	1	5,833	-	-	5,834
Issuance of common stock Merger & Pappas Transaction (Note 1)	10,397,699	104	616,168	-	-	616,272
Issuance of common stock Heron Transaction in escrow account (Note 1)	423,141	4	25,075	-	-	25,079
Issuance of common stock Excel Transactions (Note 1)	5,131,885	51	252,733	-	-	252,784
BALANCE, December 31, 2014	21,885,219	$218	$1,568,589	$(378)	$(414,127)	$1,154,302

Net income/(loss) for the year ended December 31, 2015	-	$-	$-	$-	$(458,177)	$(458,177)
Other comprehensive loss	-	-	-	(838)	-	(838)
Amortization of stock-based compensation (Note 12)	-	-	2,684	-	-	2,684
Issuance of common shares (Note 9)	21,050,084	211	417,586	-	-	417,797
Issuance of shares for commission to Oceanbulk Maritime (Note 3)	34,234	-	282	-	-	282
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 12)	851,577	9	19,299	-	-	19,308
BALANCE, December 31, 2015	43,821,114	$438	$2,008,440	$(1,216)	$(872,304)	$1,135,358

Net income/(loss) for the year ended December 31, 2016	-	$-	$-	$-	$(154,228)	$(154,228)
Other comprehensive loss	-	-	-	922	-	922
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 12)	692,595	7	4,159	-	-	4,166
Issuance of common shares (Note 9)	11,976,745	120	50,158	-	-	50,278
Issuance of shares for commission to Oceanbulk Maritime (Note 3)	138,453	1	733	-	-	734
BALANCE, December 31, 2016	56,628,907	$566	$2,063,490	$(294)	$(1,026,532)	$1,037,230

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.
Consolidated Statements of Cash Flows
For the years ended December 31, 2014, 2015 and 2016
(Expressed in thousands of U.S. dollars)

	2014	2015	2016
Cash Flows from Operating Activities:
Net income/(loss)	$(11,723)	$(458,177)	$(154,228)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation	37,150	82,070	81,935
Amortization of fair value of above market acquired time charters (Note 7)	6,113	9,540	254
Amortization of deferred finance charges (Note 8)	681	2,732	2,855
Amortization of deferred gain (Note 5)	-	(22)	(75)
Loss on debt extinguishment (Note 8)	652	974	2,375
Loss on time-charter agreement termination (Note 7)	-	2,114	-
Impairment loss (Note 19)	-	321,978	29,221
Loss on sale of vessel (Note 5)	-	20,585	15,248
Stock-based compensation (Note 12)	5,834	2,684	4,166
Non-cash effects of derivatives (Note 18)	1,717	(121)	(4,223)
Other non-cash charges	66	38	112
Bad debt expense	215	-	-
Write-off of claim receivable	-	-	225
Gain from insurance claim	(237)	-	(1,472)
Gain from bargain purchase (Note 1)	(12,318)	-	-
Write-off of liability in other operational gain (non cash gain) (Note 10)	(1,361)	-	-
Equity in income of investee (Note 3)	(106)	(210)	(126)
Income tax	-	-	267
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Restricted cash for forward freight derivatives	-	-	(216)
Trade accounts receivable	(16,057)	13,876	(1,683)
Inventories	(5,409)	121	(184)
Prepaid expenses and other current assets	(2,328)	(8,497)	3,142
Due from managers	-	-	(1,430)
Due from related parties	287	(964)	287
Increase/(Decrease) in:
Accounts payable	1,995	(5,276)	(4,236)
Due to related parties	(449)	(1,744)	(66)
Accrued liabilities	6,713	1,465	(2,900)
Due to managers	-	2,291	(2,291)
Deferred revenue	1,384	(35)	(405)
Net cash provided by/(used in) Operating Activities	12,819	(14,578)	(33,448)

Cash Flows provided by/(used in) Investing Activities:
Advances for vessels under construction and acquisition of vessels and other assets	(518,447)	(473,917)	(396,154)
Cash paid for above market acquired time charters (Note 7)	(4,856)	-	-
Cash proceeds from vessel sales (Note 5)	1,100	70,300	380,193
Long term investment (Note 3)	(200)	-	-
Cash received from Merger & Pappas Transaction (Note 1)	96,268	-	-
Hull and Machinery Insurance proceeds	550	309	2,536
Proceeds from cancellation of vessels under construction	-	5,800	-
Decrease in restricted cash	35	4,500	7,251
Increase in restricted cash	(11,525)	(4,525)	(7,042)
Net cash provided by/(used in) Investing Activities	(437,075)	(397,533)	(13,216)

Cash Flows provided by/(used in) Financing Activities:
Proceeds from bank loans, lease commitments and 8.00% 2019 Notes	637,207	373,993	151,763
Loan prepayments and repayments	(173,986)	(244,529)	(181,201)
Financing fees paid	(6,513)	(13,094)	(474)
Proceeds from issuance of common stock	-	418,771	50,589
Offering expenses paid related to the issuance of common stock	-	(974)	(311)
Net cash provided by/(used in) Financing Activities	456,708	534,167	20,366

Net increase in cash and cash equivalents	32,452	122,056	(26,298)
Cash and cash equivalents at beginning of the year	53,548	86,000	208,056

Cash and cash equivalents at end of the year	$86,000	$208,056	$181,758
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest, net of amount capitalized	5,803	29,813	47,997

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

1	Basis of Presentation and General Information:

The accompanying consolidated financial statements as of and for the years ended December 31, 2014, 2015 and 2016, include the accounts of Star Bulk Carriers Corp. (“Star Bulk”) and its wholly owned subsidiaries as set forth below (collectively, the “Company”).

Star Bulk was incorporated on December 13, 2006 under the laws of the Marshall Islands and maintains executive offices in Athens, Greece.  The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of dry bulk carrier vessels.  Since December 3, 2007, Star Bulk shares trade on the NASDAQ Global Select Market under the ticker symbol SBLK.

Effective June 20, 2016, the Company effected a 5-for-1 reverse split of its issued and outstanding common shares (the “June 2016 Reverse Split”) (Note 9).  All share and per share amounts disclosed in the accompanying financial statements give effect to this reverse stock split retroactively, for all periods presented.

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

The agreement governing the Merger, the “Merger Agreement”, also provided for the acquisition (the “Heron Transaction”) by the Company of two Kamsarmax vessels (the “Heron Vessels”), from Heron Ventures Ltd. (“Heron”), a limited liability company incorporated in Malta, which was a joint venture between Oceanbulk Shipping and a third party.  Oceanbulk Shipping at the time of the Merger had an outstanding loan receivable of $23,680 from Heron that was convertible into 50% of the equity interests of Heron (the “Heron Convertible Loan”).  The Heron Convertible Loan was converted into 50% of the equity of Heron on November 5, 2014.  The Company issued 423,141 of its common shares (adjusted for the June 2016 Reverse Split) into escrow as part of the consideration for the acquisition of the Heron Vessels.  The common shares were released from escrow to the Sellers on January 30, 2015, following the transfer of the Heron Vessels to the Company on December 5, 2014.  In addition to the issued shares, upon the delivery of the Heron vessels the Company paid $25,000 in cash, which was financed by the Heron Vessels Facility (described in Note 8t), which the Company had entered in November 2014.

In addition, concurrently with the Merger, the Company completed a transaction (the “Pappas Transaction”), in which it acquired all of the issued and outstanding shares of Dioriga Shipping Co. and Positive Shipping Company (collectively, the “Pappas Companies”), which were entities owned and controlled by affiliates of the family of Mr. Pappas.  At the time of the Merger, the Pappas Companies owned and operated a dry bulk carrier vessel (Tsu Ebisu) and had a contract for the construction of a newbuilding dry bulk carrier vessel (Indomitable - ex-HN 5016), which was delivered in January 2015.  The Merger, the Heron Transaction and the Pappas Transaction are referred to, together, as the “July 2014 Transactions.”

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
1.	Basis of Presentation and General Information – (continued):

A total of 10,820,840 of the Company’s common shares (adjusted for the June 2016 Reverse Split) were issued to the various selling parties in the July 2014 Transactions, consisting of 9,679,153 common shares consideration for the Merger with Oceanbulk, 718,546 common shares consideration for the acquisition of Pappas Companies and 423,141 common shares as partial consideration for the acquisition of the Heron Vessels.

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

July 11, 2014
Assets
Cash and cash equivalents	$89,887
Restricted cash	6,381
Other current assets	13,906
Advances for vessel acquisition and vessels under construction	316,786
Vessels	426,000
Fair value of above market acquired charters	1,967
Total Assets acquired	$854,927

Liabilities
Current liabilities, excluding current portion of long term bank debt and derivative financial liabilities	12,372
Long-term debt, including current portion	208,237
Derivative financial liabilities	5,728
Total Liabilities assumed	$226,337

Net assets acquired	$628,590

Consideration paid in common shares for Oceanbulk and Pappas Companies (10,397,699 shares issued)	616,272
Gain from Bargain Purchase	$12,318

The purchase price allocation was prepared by the Company, assisted by a third party expert, based on management estimates and assumptions, making use of available market data and taking into consideration third party valuations.  Major adjustments to record the acquired assets and assumed liabilities at fair value include:

a)
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

b)
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
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
1.	Basis of Presentation and General Information – (continued):

c)
a write-off of the Heron Convertible Loan of $23,680, as further discussed below, on the basis that no economic benefit was expected to be provided to the Company from Heron’s liquidation process (other than the distribution of the Heron Vessels in exchange for separate consideration of 423,141 common shares and $25,000 in cash) with any distributable cash from the liquidation of Heron to be transferred to the former owners of Oceanbulk Shipping as further discussed in Note 16.2;

d)
a write-off of $3,003 deferred finance costs with respect to financing arrangements that, according to the third party appraiser and management estimates, were not expected to provide any ongoing benefit to the business;

e)
a $1,967 intangible asset recognized with respect to a fair value adjustment for two favorable charters under which Oceanbulk is the lessor, through Level 2 of the fair value hierarchy based on observable inputs, by comparing the discounted cash flows under the existing charters with those that could be obtained in the then current market by vessels of similar size and age for the remaining charter period.  The respective intangible asset was amortized on a straight-line basis over the remaining period of the time charters (which terminated during the first and second quarter of 2016) (Note 7).

The fair value of the share consideration issued in connection with the July 2014 Transactions was based on the market price of $59.27 per share of the Company’s common shares (adjusted for the June 2016 Reverse Split).

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

The following unaudited financial information reflects the results of operations of Oceanbulk and Pappas Companies since the acquisition date, which are included in the Company’s consolidated statement of operations for the year ended December 31, 2014:

	Oceanbulk	Pappas Companies
Voyage revenues	$39,585	$2,249
Operating income/(loss)	$(645)	$111
Net loss	$(4,822)	$(213)

The following unaudited pro forma consolidated financial information reflects the results of operations for the year ended December 31, 2014, as if the Merger and the Pappas Transaction had been consummated on January 1, 2013 and after giving effect to purchase accounting adjustments, including the nonrecurring pro forma reversal of: (i) the gain from bargain purchase of $12,318 in 2014; (ii) all acquisition-related transaction costs of $12,757 in 2014; and (iii) the interest expense of $1,412 in 2013 and $1,816 in 2014, with respect to the convertible loan owed by Oceanbulk to its members, which was converted into equity because of the Merger, as if the conversion had taken place on January 1, 2013.  These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been, had the Merger and the Pappas Transaction actually taken place on January 1, 2013. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations:

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
1.	Basis of Presentation and General Information – (continued):

2014
Pro forma revenues	$177,654
Pro forma operating loss	$(10,296)
Pro forma net loss	$(24,075)
Pro forma loss per share, basic and diluted	$(0.27)

The Heron Transaction has been reflected in the Company’s consolidated financial statements for the year ended December 31, 2014, as a purchase of assets with the acquisition cost of the two Heron Vessels delivered on December 5, 2014, consisting of the value of the 423,141 common shares issued on July 11, 2014, of $25,080, and $25,000 in cash, financed by the Heron Vessels Facility (Note 8) being recorded within “Vessels and other fixed assets, net” in the accompanying consolidated balance sheets, net of accumulated depreciation.  As discussed above, as part of the purchase price allocation as of July 11, 2014, the Company assigned zero value to the Heron Convertible Loan, as no economic benefit is expected to be provided to the Company from Heron’s liquidation process, since any distributable cash from the liquidation of Heron will be transferred to the former owners of Oceanbulk Shipping and not to the Company as further discussed in Note 16.2.

On September 5, 2014, Oceanbulk Shipping, which became, following the Merger a wholly owned subsidiary of Star Bulk, entered into a term sheet with ABY Group Holdings Limited (“ABY Group”) and Heron.  The term sheet provided for the conversion of the Heron Convertible Loan.  Among other things, the term sheet contained customary governance provisions and provisions relating to the liquidation of Heron following the conversion of the Heron Convertible Loan.  Under the term sheet, Oceanbulk Shipping received as a distribution the vessels Star Gwyneth (ex-ABYO Gwyneth) and Star Angelina (ex-ABYO Angelina) (two Kamsarmax vessels of 82,790 dwt and 82,981 dwt, respectively), and ABY Group received, as a distribution, the ABYO Audrey (a Capesize vessel of 175,125 dwt) and the ABYO Oprah (a Kamsarmax vessel of 82,551 dwt).  On November 5, 2014, the conversion of the Heron Convertible Loan into 50% of the equity interests of Heron was completed.  However, such conversion did not affect the Company’s financial statements since, as further discussed above and in Note 16.2, pursuant to the provisions of the Merger Agreement, the former owners of Oceanbulk effectively remain the ultimate beneficial owners of Heron until Heron is dissolved and any distributable cash from the liquidation of Heron will be transferred to the former owners of Oceanbulk Shipping and not to the Company.

The Company incurred transaction costs and a stock based compensation expense relating to the July 2014 Transactions of $9,364 and $1,808, respectively, which are included in “General and administrative expenses” in the accompanying consolidated statement of operations for the year ended December 31, 2014.

The Excel Transactions

On August 19, 2014, the Company entered into definitive agreements with Excel Maritime Carriers Ltd. (“Excel”) pursuant to which (the “Excel Transactions”) the Company acquired 34 operating dry bulk vessels, consisting of six Capesize vessels, 14 sistership Kamsarmax vessels, 12 Panamax vessels and two Handymax vessels (the “Excel Vessels”) for an aggregate consideration of 5,983,462 of its common shares (adjusted for the June 2016 Reverse Split) (the “Excel Vessel Share Consideration”) and $288,391 in cash (Note 3).  The Excel Vessels were transferred to the Company in a series of closings, on a vessel-by-vessel basis, in general upon reaching port after their voyages and cargoes were discharged.  The last Excel Vessel was delivered to the Company in April 2015.

In the case of three Excel Vessels (Star Martha (ex - Christine), Star Pauline (ex - Sandra) and Star Despoina (ex -Lowlands Beilun)), which were transferred subject to existing charters, the Company acquired the outstanding equity interests of the vessel-owning subsidiaries that own those Excel Vessels (although all other assets and liabilities of such vessel-owning subsidiaries remained with Excel).  The delivery of each Excel Vessel has been reflected in the Company’s financial statements as a purchase of assets.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
1.	Basis of Presentation and General Information – (continued):

Below is the list of the Company’s wholly owned subsidiaries as of December 31, 2016:

Subsidiaries owning vessels in operation at December 31, 2016

	Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
1	Star Ennea LLC	Star Poseidon	209,475	February 26, 2016	2016
2	Sea Diamond LLC	Goliath	209,537	July 15, 2015	2015
3	Pearl Shiptrade LLC	Gargantua	209,529	April 2, 2015	2015
4	Coral Cape Shipping LLC	Maharaj	209,472	July 15, 2015	2015
5	Star Seeker LLC	Star Libra (1)	207,765	June 6, 2016	2016
6	Clearwater Shipping LLC	Star Marisa (1)	207,709	March 11 2016	2016
7	Cape Ocean Maritime LLC	Leviathan	182,511	September 19, 2014	2014
8	Cape Horizon Shipping LLC	Peloreus	182,496	July 22, 2014	2014
9	Sandra Shipco LLC	Star Pauline	180,274	December 29, 2014	2008
10	Christine Shipco LLC	Star Martha	180,274	October 31, 2014	2010
11	Pacific Cape Shipping LLC	Pantagruel	180,181	July 11, 2014	2004
12	Star Borealis LLC	Star Borealis	179,678	September 9, 2011	2011
13	Star Polaris LLC	Star Polaris	179,600	November 14, 2011	2011
14	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
15	Sky Cape Shipping LLC	Big Fish	177,662	July 11, 2014	2004
16	Global Cape Shipping LLC	Kymopolia	176,990	July 11, 2014	2006
17	Sea Cape Shipping LLC	Big Bang	174,109	July 11, 2014	2007
18	Star Aurora LLC	Star Aurora	171,199	September 8, 2010	2000
19	Star Trident VII LLC	Star Eleonora (Note 19)	164,218	December 3, 2014	2001
20	Nautical Shipping LLC	Amami	98,681	July 11, 2014	2011
21	Majestic Shipping LLC	Madredeus	98,681	July 11, 2014	2011
22	Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011
23	Star Vega LLC	Star Vega	98,681	February 13, 2014	2011
24	Star Alta I LLC	Star Angelina	82,981	December 5, 2014	2006
25	Star Alta II LLC	Star Gwyneth	82,790	December 5, 2014	2006
26	Star Trident I LLC	Star Kamila	82,769	September 3, 2014	2005
27	Grain Shipping LLC	Pendulum	82,619	July 11, 2014	2006
28	Star Trident XIX LLC	Star Maria	82,598	November 5, 2014	2007
29	Star Trident XII LLC	Star Markella	82,594	September 29, 2014	2007
30	Star Trident IX LLC	Star Danai	82,574	October 21, 2014	2006
31	Star Trident XI LLC	Star Georgia	82,298	October 14, 2014	2006
32	Star Trident VIII LLC	Star Sophia	82,269	October 31, 2014	2007
33	Star Trident XVI LLC	Star Mariella	82,266	September 19, 2014	2006
34	Star Trident XIV LLC	Star Moira	82,257	November 19, 2014	2006
35	Star Trident XVIII LLC	Star Nina	82,224	January 5, 2015	2006
36	Star Trident X LLC	Star Renee	82,221	December 18, 2014	2006
37	Star Trident II LLC	Star Nasia	82,220	August 29, 2014	2006
38	Star Trident XIII LLC	Star Laura	82,209	December 8, 2014	2006
39	Star Trident XV LLC	Star Jennifer	82,209	April 15, 2015	2006
40	Star Trident XVII LLC	Star Helena	82,187	December 29, 2014	2006
41	Mineral Shipping LLC	Mercurial Virgo	81,545	July 11, 2014	2013
42	Star Trident III LLC	Star Iris	76,466	September 8, 2014	2004
43	Star Trident XX LLC	Star Emily	76,417	September 16, 2014	2004
44	Star Trident XXV Ltd.	Star Vanessa	72,493	November 7, 2014	1999
45	Orion Maritime LLC	Idee Fixe (1)	63,458	March 25, 2015	2015
46	Spring Shipping LLC	Roberta (1)	63,426	March 31, 2015	2015
47	Success Maritime LLC	Laura (1)	63,399	April 7, 2015	2015
48	Ultra Shipping LLC	Kaley (1)	63,283	June 26, 2015	2015
49	Blooming Navigation LLC	Kennadi	63,262	January 8, 2016	2016
50	Jasmine Shipping LLC	Mackenzie	63,226	March 2, 2016	2016

(1)	Vessels subject to a capital bareboat lease (Note 5)

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
1.	Basis of Presentation and General Information – (continued):

	Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
51	Star Challenger I LLC	Star Challenger	61,462	December 12, 2013	2012
52	Star Challenger II LLC	Star Fighter	61,455	December 30, 2013	2013
53	Star Axe II LLC	Star Lutas	61,347	January 6, 2016	2016
54	Aurelia Shipping LLC	Honey Badger	61,320	February 27, 2015	2015
55	Rainbow Maritime LLC	Wolverine	61,292	February 27, 2015	2015
56	Star Axe I LLC	Star Antares	61,258	October 9, 2015	2015
57	Star Asia I LLC	Star Aquarius	60,916	July 22, 2015	2015
58	Star Asia II LLC	Star Pisces	60,916	August 7, 2015	2015
59	Glory Supra Shipping LLC	Strange Attractor	55,742	July 11, 2014	2006
60	Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
61	Star Gamma LLC	Star Gamma	53,098	January 4, 2008	2002
62	Star Zeta LLC	Star Zeta	52,994	January 2, 2008	2003
63	Star Delta LLC	Star Delta	52,434	January 2, 2008	2000
64	Star Theta LLC	Star Theta	52,425	December 6, 2007	2003
65	Star Epsilon LLC	Star Epsilon	52,402	December 3, 2007	2001
66	Star Cosmo LLC	Star Cosmo	52,247	July 1, 2008	2005
67	Star Kappa LLC	Star Kappa	52,055	December 14, 2007	2001
		Total dwt	7,010,446

Subsidiaries owning newbuildings at December 31, 2016

	Wholly Owned Subsidiaries	Newbuildings Name	Type	DWT	Expected Delivery Date
1	Star Breezer LLC	HN 1371 (tbn Star Virgo) (1) (Note 19)	Newcastlemax	208,000	Mar-17
2	Domus Shipping LLC	HN 1360 (tbn Star Ariadne) (1)	Newcastlemax	208,000	Mar-17
3	Star Castle I LLC	HN 1342 (tbn Star Gemini)	Newcastlemax	208,000	Jul-17
4	Festive Shipping LLC	HN 1361 (tbn Star Magnanimus) (1)	Newcastlemax	208,000	Jan-18
5	Star Castle II LLC	HN 1343 (tbn Star Leo)	Newcastlemax	208,000	Jan-18
		Total dwt		1,040,000

(1)	Vessels subject to a bareboat capital lease (Note 5)

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
1.	Basis of Presentation and General Information – (continued):

Non-vessel owning subsidiaries at December 31, 2016

	Wholly Owned Subsidiaries
1	Star Bulk Management Inc.	25	Star Beta LLC
2	Starbulk S.A.	26	Star Mega LLC
3	Star Bulk Manning LLC	27	Star Big LLC
4	Star Bulk Shipmanagement Company (Cyprus) Limited	28	Gravity Shipping LLC
5	Optima Shipping Limited	29	White Sand Shipping LLC
6	Star Omas LLC	30	Premier Voyage LLC
7	Star Synergy LLC	31	L.A. Cape Shipping LLC
8	Oceanbulk Shipping LLC	32	Cape Confidence Shipping LLC
9	Oceanbulk Carriers LLC	33	Cape Runner Shipping LLC
10	International Holdings LLC	34	Olympia Shiptrade LLC
11	Star Ventures LLC	35	Victory Shipping LLC
12	Dry Ventures LLC	36	Star Cape I LLC
13	Unity Holding LLC	37	Star Cape II LLC
14	Star Bulk (USA) LLC	38	Positive Shipping Company
15	Star Trident XXI LLC	39	OOCape1 Holdings LLC
16	Star Trident XXIV LLC	40	Oday Marine LLC
17	Star Trident XXVII LLC	41	Searay Maritime LLC
18	Star Trident XXXI LLC	42	Lowlands Beilun Shipco LLC
19	Star Trident XXIX LLC	43	Star Trident VI LLC
20	Star Trident XXVIII LLC	44	KMSRX Holdings LLC
21	Star Trident XXVI LLC	45	Dioriga Shipping Co.
22	Star Trident XXII LLC	46	Star Trident XXX LLC
23	Star Trident XXIII LLC	47	Star Trident IV LLC
24	Star Alpha LLC	48	Pacific Ventures Holdings LLC

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
1.	Basis of Presentation and General Information – (continued):

Below is the list of the vessels which were under commercial and technical management by Star Bulk’s wholly owned subsidiary, Starbulk S.A., during the year ended December 31, 2014.  For each vessel, Starbulk S.A. received a fixed management fee of $0.75 per day.  Only the vessel Serenity I, listed in the below table, was under Starbulk S.A.’s commercial and technical management during the year ended December 31, 2015.  As of October 1, 2015, the management fee that the Company was receiving for Serenity I, was changed to $0.50 per day and the respective management agreement was terminated in August 2016. There were no vessels under commercial and technical management by Starbulk, S.A. on December 31, 2016.

Vessel Owning Company	Vessel Name	DWT	Effective Date of Management Agreement	Year Built
Global Cape Shipping LLC (2)	Kymopolia	176,990	January 30, 2014	2006
OOCAPE1 Holdings LLC (2)	Obelix	181,433	October 19, 2012	2011
Pacific Cape Shipping LLC (2)	Pantagruel	180,181	October 24, 2013	2004
Sea Cape Shipping LLC (2)	Big Bang	174,109	August 30, 2013	2007
Sky Cape Shipping LLC (2)	Big Fish	177,662	October 18, 2013	2004
Majestic Shipping LLC (2)	Madredeus	98,681	February 4, 2014	2011
Nautical Shipping LLC (2)	Amami	98,681	February 4, 2014	2011
Grain Shipping LLC (2)	Pendulum	82,619	February 17, 2014	2006
Mineral Shipping LLC (2)	Mercurial Virgo	81,545	February 17, 2014	2013
Adore Shipping Corp.	Renascentia(3)	74,732	June 20, 2013	1999
Hamon Shipping Inc	Marto (4)	74,470	August 2, 2013	2001
Glory Supra Shipping LLC (2)	Strange Attractor	55,742	September 24, 2013	2006
Premier Voyage LLC (2)	Maiden Voyage	58,722	September 28, 2012	2012
Serenity Maritime Inc.	Serenity I	53,688	June 11, 2011	2006

(1)
These companies were subsidiaries of Oceanbulk and related parties to the Company (please refer to Note 3), which became wholly owned subsidiaries  following the completion of the Merger, when the respective management agreements were terminated.

(2)
On June 20, 2014, this vessel was sold and the management agreement between Starbulk S.A. and the previous owners was terminated.  The Company received management fees for a period of two months following the termination date, in accordance with the terms of the management agreement.

(3)
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
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
1.	Basis of Presentation and General Information – (continued):

No charterer accounted for more than 10% of the Company’s voyage revenue in 2015. Charterers who individually accounted for more than 10% of the Company’s voyage revenues during the year ended December 31, 2014 and 2016 are as follows:

Charterer	2014	2015	2016
A	0%	6%	13%
B	12%	4%	3%
C	12%	3%	2%

The outstanding accounts receivable balance as at December 31, 2016 of these charterers was $452.

2.	Significant Accounting policies:

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

A variable interest entity (“VIE”) is an entity as defined under ASC 810-10, which in general either does not have equity investors with voting rights or has equity investors that do not provide sufficient financial resources for the entity to support its activities.  A controlling financial interest pursuant to a VIE model requires both of the following:(a) the power to direct the activities that most significantly impact the VIE’s economic performance, and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.  The company with a controlling financial interest, known as the primary beneficiary, is required to consolidate the VIE.  The Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a VIE in its consolidated financial statements.  As of December 31, 2014, 2015 and 2016, no such interests existed.

The amendments to the consolidation analysis, issued by the FASB under ASU 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis” in February 2015, provide guidance for reporting entities to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. The implementation of these amendments had no impact on the Company’s consolidated financial statements.

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
December 31, 2016
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

g)
Cash and cash equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less or from which cash is readily available without penalty, to be cash equivalents.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
2.	Significant Accounting policies – (continued):

h)
Restricted cash: Restricted cash represents minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Company’s borrowing arrangements or derivative contracts, which are legally restricted as to withdrawal or use. In the event that the obligation to maintain such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets. Otherwise, they are classified as non-current assets.

i)
Trade accounts receivable, net: The amount shown as Trade accounts receivable, net, at each balance sheet date, includes estimated amounts recovered from each voyage or time charter net of any provision for doubtful debts.  At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables. As of December 31, 2015 and 2016, provision for doubtful receivables was nil.

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

Effective as of January 1, 2015, following management’s reassessment of the residual value of the Company’s vessels, the Company increased the estimated scrap rate per light weight tonnage from $0.2 to $0.3.  The current value of $0.3 was based on the historical average demolition prices prevailing in the market.  The change in this accounting estimate, which pursuant to ASC 250 “Accounting Changes and Error Corrections” was applied prospectively and did not require retrospective application, decreased the depreciation expense and the net loss for the year ended December 31, 2015 by $6,337 or $0.16 loss per basic and diluted share.

l)
Advances for vessels under construction: Advances made to shipyards during construction periods are classified as “Advances for vessels under construction and acquisition of vessels” until the date of delivery and acceptance of the vessel, at which date they are reclassified to “Vessels and other fixed assets, net.”  Advances for vessels under construction also include supervision costs, amounts paid under engineering contracts, capitalized interest and other expenses directly related to the construction of the vessel or the preparation of the vessel for its initial voyage.  Financing costs incurred during the construction period of the vessels are also capitalized and included in the vessels’ cost.

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
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
2.	Significant Accounting policies – (continued):

n)
Impairment of long-lived assets: The Company follows guidance related to the Impairment or Disposal of long-lived assets which addresses financial accounting and reporting for the impairment or disposal of long-lived assets.  The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the asset is less than its carrying amount, the Company should record an impairment loss to the extent the asset’s carrying value exceeds its fair value.  Measurement of the impairment loss is based on the fair value.  The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration agreed sale prices and third party valuations.

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

The undiscounted projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent rate for the unfixed days over the estimated remaining economic life of each vessel, net of brokerage and address commissions.  Estimates of the daily time charter equivalent for the unfixed days are based on the current Forward Freight Agreement (“FFA”) rates, for the first three-year period, and historical average rate levels of similar size vessels for the period thereafter. The expected cash inflows from charter revenues are based on an assumed fleet utilization rate of approximately 98% for the unfixed days, taking also into account expected technical off-hire days.  In assessing expected future cash outflows, management forecasts vessel operating expenses, which are based on the Company’s internal budget for the first annual period and thereafter assume an annual inflation rate of up to 3% (escalating during the first three-year period) and are capped at the tenth year, as well as vessel expected maintenance costs (for dry docking and special surveys).  The estimated salvage value of each vessel is $0.3 per light weight ton, in accordance with the Company’s vessel depreciation policy.  The Company uses a probability weighted approach for developing estimates of future cash flows used to test its vessels for recoverability when alternative courses of action are under consideration (i.e. sale or continuing operation of a vessel).  If the Company’s estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value with a charge recorded in earnings.

Using the framework for estimating projected undiscounted net operating cash flows described above, the Company completed its impairment analysis for the years ended December 31, 2014, 2015 and 2016, for those operating vessels and newbuildings whose carrying values were above their respective market values.  For 2014, no asset impairment was necessary.  An impairment loss of $321,978 and $29,221 was recognized for the years ended December 31, 2015 and 2016, respectively, which resulted primarily from the Company’s actual and intended vessel sales that are further discussed in Notes 5 and 6.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
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

Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. The resulting difference, if any, is recorded under “Impairment loss” in the accompanying consolidated statement of operations. The vessels are not depreciated once they meet the criteria to be classified as held for sale. At December 31, 2015 and 2016, there were no vessels that met the criteria to be classified as held for sale.

p)
Financing costs: Effective as of January 1, 2016, fees paid to lenders or required to be paid to third parties on the lenders’ behalf for obtaining new loans, senior notes or for refinancing or amending existing loans, are required to be presented on the balance sheet, following the adoption of Accounting Standards Update (“ASU”) No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs,” as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts, rather than as a deferred finance charges asset.  These costs are expensed as interest and finance costs using the effective interest rate method over the duration of the relevant loan facility. Any unamortized balance of costs relating to debt repaid or refinanced is expensed in the period in which the repayment or refinancing is made, subject to the guidance regarding Debt Extinguishment. Any unamortized balance of costs relating to debt refinanced is deferred and amortized over the term of the refinanced debt in the period in which the refinancing occurs. The guidance under ASU 2015-03 also provides that the new classification should be retrospectively applied to prior periods presented in the financial statements.  As such, the outstanding balance of deferred finance charges as of December 31, 2015 of $16,037 (previously presented as “Deferred finance charges, net”) and December 31, 2016 of $10,496, are reflected as a direct deduction from long term debt, long term lease commitments and the 8.00% 2019 Notes in the accompanying balance sheets as further analyzed in Note 8.  The recognition and measurement guidance for debt issuance costs were not affected by the amendments in this update.

q)
Debt Modifications and extinguishments: The Company follows the provisions of ASC 470-50,“Modifications and Extinguishments” to account for all extinguishments of debt instruments, except debt that is extinguished through a troubled debt restructuring (see Subtopic 470-60) or a conversion of debt to equity securities of the debtor pursuant to conversion privileges provided in terms of the debt at issuance (see Subtopic 470-20). This subtopic also provides guidance on whether an exchange of debt instruments with the same creditor constitutes an extinguishment and whether a modification of a debt instrument should be accounted for in the same manner as an extinguishment. In circumstances where an exchange of debt instruments or a modification of a debt instrument does not result in extinguishment accounting, this Subtopic provides guidance on the appropriate accounting treatment.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
2.	Significant Accounting policies – (continued):

r)
Stock incentive plan awards: Stock based compensation represents the cost of shares and share options granted to employees and to directors, for their services, and is included in “General and administrative expenses” in the consolidated statements of operations.  The shares are measured at their fair value equal to the market value of the Company’s common stock on the grant date.  The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date.  Guidance related to stock compensation describes two generally accepted methods of recognizing expense for non-vested share awards with a graded vesting schedule for financial reporting purposes: 1) the “accelerated method’’, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award and 2) the “straight-line method’’ which treats such awards as a single award and results in recognition of the cost ratably over the entire vesting period.  The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized using the accelerated method.

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

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of voyage expenses and expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool (based on the vessel’s age, design, consumption and other performance characteristics) as well as the time each vessel has spent in the pool. Revenue under pooling arrangements is accounted for on an accrual basis and is recognized when an agreement with the pool exists, the price is fixed, services are provided and collectability of the revenue is reasonably assured.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
2.	Significant Accounting policies – (continued):

t)	Accounting for revenue and related expenses – (continued):

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

In addition expenses related to the chartering-in of vessels owned by third parties are recognized on a pro-rata basis over the duration of the voyage, and are included in voyage expenses, except for the hire expense for chartering-in the respective vessels, which is included within “Charter in hire expense” in the consolidated statement of operations.

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

v)
Earnings/ (loss) per share: Earnings or loss per share are computed in accordance with guidance related to Earnings per Share.  Basic earnings or loss per share are calculated by dividing net income or loss available to common shareholders by the basic weighted average number of common shares outstanding and vested during the period.  Diluted earnings per share reflect the potential dilution that would occur assuming that common shares were issued for the exercise of outstanding in-the-money warrants and non-vested shares and the hypothetical proceeds, including proceeds from warrant exercise and average unrecognized stock-based compensation cost thereof, were used to purchase common shares at the average market price during the period such warrants and non-vested shares were outstanding (Note 13).

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
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
2.	Significant Accounting policies – (continued):

x)
Accounting for leases: Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases.  Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term.  As of December 31, 2015 and 2016, the Company held no operating lease arrangements acting as lessee other than its office leases and an operating lease arrangement for one Supramax vessel (Note 5).

Leases of vessels are classified as capital leases when they satisfy the criteria for capital lease classification under ASC 840, “Leases.”  As of December 31, 2015 and 2016 the Company was the lessee under certain capital lease arrangements as further discussed in Notes 5 and 6.  Capital leases are capitalized at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments.  Each lease payment is allocated between liability and finance charges to achieve a constant rate on the capital balance outstanding.  The interest incurred under a capital lease is included within “Interest and finance costs” in the consolidated statement of operations.  The depreciation of vessels under capital lease is included within “Depreciation” in the consolidated statement of operations.

When the ownership of a vessel is transferred at the end of the lease, or there is a bargain purchase option, the vessel is depreciated on a straight-line basis over its useful life as if the vessel was owned.  Otherwise, vessels under capital lease are depreciated on a straight-line basis over the term of the lease.

Pursuant to the provisions of the ASC 840, “Leases”, in cases of changes in the contractual terms, the Company reassesses its conclusions for the accounting of the subject leases.

y)
Derivatives: The Company enters into derivative financial instruments to manage risk related to fluctuations of interest rates.  In case the instruments are eligible for hedge accounting, at the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge.  The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk.  A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss.  Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed at each reporting date to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated. All derivatives are recorded on the balance sheet as assets or liabilities and are measured at fair value. The valuation of interest rate swaps is based on Level 2 observable inputs of the fair value hierarchy such as interest rate curves. For derivatives designated as cash flow hedges, the effective portion of the changes in their fair value is recorded in Accumulated other comprehensive income / (loss) and is subsequently recognized in earnings, under “Interest and finance costs” when the hedged items impact earnings, while the ineffective portion, if any, is recognized immediately in current period earnings under “Gain / (Loss) on derivative financial instruments, net.”

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
2.	Significant Accounting policies – (continued):

y)	Derivatives – (continued)

The changes in the fair value of derivatives not qualifying for hedge accounting are recognized in earnings. The Company discontinues cash flow hedge accounting if the hedging instrument expires or is sold, terminated or exercised and it no longer meets all the criteria for hedge accounting or if the Company de-designates the instrument as a cash flow hedge. At that time, any cumulative gain or loss on the hedging instrument recognized in equity remains in equity until the forecasted transaction occurs or until it becomes probable of not occurring. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in earnings. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is reclassified to earnings for the year. Following the hedging designations made during the third quarter of 2014 (Note 18), all of the Company’s interest rates swaps effective as of December 31, 2014 were designated as accounting hedges. Only four out of the nine of the Company’s interest rate swaps effective as of December 31, 2015 and 2016 remained designated as accounting hedges as of those dates.

In addition, from time to time, the Company may take positions in derivative instruments including freight forward agreements, or FFAs. Generally, FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates for the specified route and time period, as reported by an identified index, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Based on this, the value of all open positions at each reporting date is measured (Level 2). Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. FFAs are intended to serve as an economic hedge for the Company’s vessels that are being chartered in the spot market, effectively locking-in an approximate amount of revenue that the Company expects to receive from such vessels for the relevant periods. The Company’s FFAs do not qualify for hedge accounting and therefore gains or losses are recognized in the accompanying consolidated statements of operations under “(Gain)/Loss on forward freight agreements.”

z)
Taxation: The Company follows the provisions of ASC 740-10, “Accounting for Uncertainty in Income Taxes” which clarifies the accounting for uncertainty in income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
2.	Significant Accounting policies – (continued):

aa)	Recent accounting pronouncements – not yet adopted:

Revenue from Contracts with Customers (“Topic 606”): In May and April 2016, the FASB issued two Updates with respect to Topic 606: ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing” and ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients.” The amendments in these Updates do not change the core principle of the guidance in Topic 606, which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in each contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in each contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The amendments in Update 2016-10 clarify the following two aspects of Topic 606: (a) identifying performance obligations and (b) licensing implementation guidance. The amendments in Update 2016-12 similarly affect only certain narrow aspects of Topic 606, including, (i) “Assessing the Collectibility Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1 (Applying Paragraph 606-10-25-7),” (ii) “Presentation of Sales Taxes and Other Similar Taxes Collected from Customers,” (iii) “Noncash Consideration,” (iv) “Contract Modifications at Transition,” (v) “Completed Contracts at Transition,” and (vi) “Technical Correction.” The amendments in these Updates also affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. In December 2016, the FASB also issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers”. The amendments in the latest Update 2016-20 represent changes to make minor corrections/improvements to the Codification that are not expected to have a significant effect on current accounting practice. The effective date and transition requirements for the amendments in these Updates are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” has deferred the effective date of Update 2014-09 for public business entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted. The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures). Presently, the Company is in the process of evaluating the impact of the standard and of reviewing historical contracts to quantify the impact that the adoption of these ASUs, on January 1, 2018, will have on its financial statements and accompanying notes. While the Company is not yet in a position to quantify these effects as part of its preliminary assessment, the Company currently anticipates adopting the standard using the modified retrospective method.

Simplifying the Measurement of Inventory: In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the measurement of inventory.” ASC 330, “Inventory”, currently requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments in ASU 2015-11 require an entity to measure inventory within the scope of ASU 2015-11 at the lower of cost and net realizable value. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in ASU 2015-11 are to be applied prospectively, with earlier application permitted as of the beginning of an interim or annual reporting period. While the Company has not yet adopted ASU 2015-11, its adoption is not expected to have a material effect on the Company’s financial statements and accompanying notes.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
2.	Significant Accounting policies – (continued):

aa)	Recent accounting pronouncements – not yet adopted – (continued):

Leases: In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842).” ASU 2016-02 will apply to both types of leases – capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with term of more than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

Derivatives and Hedging: In March 2016, the FASB issued ASU 2016-05, “Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships,” which clarifies that a change in the counterparty to a derivative instrument that has been designated as a hedging instrument under Topic 815 does not, in and of itself, require dedesignation of that hedging relationship, provided that all other hedge accounting criteria (including those in paragraphs 815-20-35-14 through 35-18) continue to be satisfied. For public companies, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. An entity may apply the amendments in this Update on a prospective basis or on a modified retrospective basis, as defined in the Update. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

Investments - Equity Method and Joint Ventures: In March 2016, the FASB issued ASU 2016-07, “Investments - Equity Method and Joint Ventures (Topic 323)” (“ASU 2016-07”), which simplifies the accounting for equity method investments by removing the requirement that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. ASU 2016-07 is effective for fiscal years beginning after December 15, 2016, and interim periods within those years, and must be applied prospectively. Early adoption is permitted. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

Compensation-Stock Compensation - Improvements to Employee Share-Based Payment Accounting: In March 2016, the FASB issued ASU 2016-09, “Compensation-Stock Compensation - Improvements to Employee Share-Based Payment Accounting (Topic 718)” (“ASU 2016-09”), which involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Under the new standard, all excess income tax benefits and deficiencies are to be recognized as income tax expense or benefit in the income statement and the tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur. An entity should also recognize excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. Excess tax benefits should be classified along with other income tax cash flows as an operating activity. With regard to forfeitures, the entity may make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016 including interim periods within that reporting period. Early adoption is permitted. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
2.	Significant Accounting policies – (continued):

aa)	Recent accounting pronouncements – not yet adopted – (continued):

Financial Instruments – Credit Losses (Topic 326): In June 2016, the FASB issued ASU No. 2016-13– Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. The Company is in the process of assessing the impact of the amendment of this Update on the Company’s consolidated financial position and performance.

Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments: In August 2016, the FASB issued ASU No. 2016-15- Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments which addresses the following eight specific cash flow issues with the objective of reducing the existing diversity in practice: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

Statement of Cash Flows (230) - Restricted Cash: In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (230): Restricted Cash”. The amendments in this Update require that a statement of cash flows explain the change during the period in the total amount of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. Other than the presentation effects, the adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
3.	Transactions with Related Parties

Transactions and balances with related parties are analyzed as follows:

	2015	2016
Assets
Oceanbulk Maritime S.A. and its affiliates (d)	$1,209	$922
Total Assets	$1,209	$922

Liabilities
Interchart Shipping Inc. (a)	$8	$-
Combine Marine Ltd (c)	9	-
Oceanbulk Maritime S.A. and its affiliates (d)	33	26
Management and Directors Fees (b)	315	323
Managed Vessels of Oceanbulk Shipping LLC (e)	7	7
Oceanbulk Sellers (Note 16.2)	50	-
Total Liabilities	$422	$356

Statements of Operations
	2014	2015	2016
Executive directors consultancy fees (b)	$(1,516)	$(633)	$(496)
Non-executive directors compensation (b)	(191)	(160)	(148)
Office rent - Combine Marine Ltd. (c)	(42)	(35)	(34)
Voyage expenses-Interchart (a)	(1,997)	(3,350)	(3,300)
Management fee expense - Oceanbulk Maritime S.A. (d)	(158)	-	-
Management fee expense - Maryville Maritime Inc. (j)	(35)	(451)	-
Interest on Excel Vessel Bridge Facility (h)	(1,659)	(220)	-
Management fee income - Oceanbulk Maritime S.A. (d)	188	-	-
Management fee income - Managed Vessels of Oceanbulk Shipping LLC (e)	1,390	-	-
Management fee income Product Shipping & Trading S.A. (f)	62	-	-

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
3.	Transactions with Related Parties – (continued):

a)
Interchart Shipping Inc. or Interchart: On February 25, 2014, the Company acquired 33% of the total outstanding common stock of Interchart for total consideration of $200 in cash and 4,520 of the Company’s common shares (adjusted for the June 2016 Reverse Split). The common shares were issued on April 1, 2014, and the fair value per share of $72.55 (adjusted for the June 2016 Reverse Split) was determined by reference to the per share closing price of the Company’s common shares on the issuance date. The ownership interest was purchased from an entity affiliated with family members of Company’s Chief Executive Officer, including the Company’s former director Mrs. Milena-Maria Pappas. This investment is accounted for as an equity method investment.

On February 25, 2014, the Company also entered into a services agreement (the “Services Agreement”) with Interchart, for chartering, brokering and commercial services for all the Company’s vessels for an annual fee of €500,000 ($525, using the exchange rate as of December 31, 2016, which was $1.05 per euro). This fee is adjustable for changes in the Company’s fleet pursuant to the terms of the Services Agreement. Before the Services Agreement, Interchart acted as chartering broker of all the Company’s vessels on an agreed upon basis. Under the Services Agreement, all previously agreed upon brokerage commissions due to Interchart were cancelled retroactively from January 1, 2014.

In November 2014, the Company entered into a new services agreement with Interchart for chartering, brokering and commercial services for all of the Company’s vessels for a monthly fee of $275, with a term until March 31, 2015, which following recurring renewals is currently effective until December 31, 2017. The agreement is effective from October 1, 2014, and on the same date the previous agreement dated February 25, 2014, was terminated.

During the years ended December 31, 2014, 2015 and 2016 the brokerage commissions charged by Interchart were $1,997, $3,350 and $3,300, respectively, and are included in “Voyage expenses” in the accompanying consolidated statements of operations. As of December 31, 2015 and 2016, the Company had outstanding payables of $8 and $0, respectively, to Interchart.

b)
Management and Directors Fees: During 2011 the Company entered into consulting agreements with companies owned and controlled by each of the then Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. These agreements had a term of three years unless terminated earlier in accordance with their terms, except for the consultancy agreement with the entity controlled by the Company’s then Chief Operating Officer which provided for an indefinite term (terminable by either party with one month’s notice). In addition, on May 3, 2013, the Company entered into separate renewal consulting agreements with the companies controlled by the Company’s then Chief Executive Officer and Chief Financial Officer. Additionally, pursuant to the aforementioned agreements, the entities controlled by the Company’s then Chief Executive Officer and Chief Financial Officer were entitled to receive an annual discretionary bonus, as determined by the Company’s Board of Directors in its sole discretion. Finally, the entity controlled by the then Chief Executive Officer was entitled to receive a minimum guaranteed incentive award of 5,600 shares of common stock (adjusted for the June 2016 Reverse Split). These shares vested in three equal annual installments, the first installment of 1,866 shares vested on February 7, 2012, the second installment of 1,867 shares vested on February 7, 2013 and the last installment of 1,867 shares vested on February 7, 2014. The minimum guaranteed incentive award of 5,600 shares of the Company’s stock was also renewed as part of the renewal of the consultancy agreement incurred between the Company and the company controlled by the former Chief Executive Officer with the new shares vesting in three equal annual installments, the first installment of 1,866 shares vested on May 3, 2014, the second installment of 1,867 shares would vest on May 3, 2015 and the last installment of 1,867 shares would vest on May 3, 2016.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
3.	Transactions with Related Parties – (continued):

b)	Management and Directors Fees – (continued):

In connection with the July 2014 Transactions, the Company’s former Chief Executive Officer resigned as Chief Executive Officer and remains with the Company as Non-Executive Chairman. On July 31, 2014, the Company entered into an agreement to terminate the consultancy agreement with the company owned by the former Chief Executive Officer and made a severance payment of €664,000 (approximately $890, using the exchange rate as of July 31, 2014, which was $1.34 per euro) of cash and 33,768 common shares (adjusted for the June 2016 Reverse Split), which were issued on the same date. As a result of the termination agreement, the second and the third installments of the former Chief Executive Officer’s minimum guaranteed incentive award, under his renewed consultancy agreement, of 1,867 shares, each, which would have been vested on May 3, 2015 and 2016, respectively, were cancelled.

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

Pursuant to all aforementioned agreements, effective as of December 31, 2016, the Company is required to pay an aggregate base fee at an annual rate of $496 (this amount is the sum of all consulting fees in USD and Euro, using the exchange rate as of December 31, 2016, which was $1.05 per euro), under the relevant consultancy agreements.

The expenses related to the Company’s executive officers for the years ended December 31, 2014, 2015 and 2016, including the severance cash payment in 2014 to the Company’s former Chief Executive Officer were $1,516, $633 and $496, respectively, and are included under “General and administrative expenses” in the accompanying consolidated statements of operations. The related expenses of non-executive directors for the years ended December 31, 2014, 2015 and 2016 were $191, $160 and $148, respectively, and are included under “General and administrative expenses” in the accompanying consolidated statements of operations. As of December 31, 2015 and 2016, the Company had outstanding payables of $315 and $323, respectively, to its executive officers and directors and non-executive directors, representing unpaid consulting fees and unpaid fees for their participation in the Company’s Board of Directors and other special committees.

c)
Combine Marine Ltd.: On January 1, 2012, Starbulk S.A., entered into a one year lease agreement for office space with Combine Marine Ltd., a company controlled by one of the then Company’s directors, Mrs. Milena - Maria Pappas and by Mr. Alexandros Pappas, both of whom are children of Mr. Petros Pappas, the Company’s current Chief Executive Officer and then Company’s Chairman. The lease agreement provides for a monthly rental of €2,500 (approximately $2.6, using the exchange rate as of December 31, 2016, which was $1.05 per euro). On January 1, 2013, the agreement was renewed, and, unless terminated by either party, it will expire in January 2024. The related rent expense for the years ended December 31, 2014, 2015 and 2016 was $42, $35 and $34, respectively, and is included under “General and administrative expenses” in the accompanying consolidated statements of operations. As of December 31, 2015 and 2016, the Company had outstanding payables of $9 and $0, respectively, from Combine Marine Ltd.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
3.	Transactions with Related Parties – (continued):

d)	Oceanbulk Maritime S.A.: Oceanbulk Maritime S.A. (“Oceanbulk Maritime”) is a ship management company controlled by the Company’s former director Mrs. Milena-Maria Pappas.

On November 25, 2013, the Company’s Board of Directors approved a commission payable to Oceanbulk Maritime with respect to its involvement in the negotiations with the shipyards for nine of the Company’s contracted newbuilding vessels (Note 6). The agreement provides for a commission of 0.5% of the shipbuilding contract price for two newbuilding Capesize vessels (Star Aries (ex-HN 1338) and Star Taurus (ex-HN 1339) and three newbuilding Newcastlemax vessels (HN 1342 (tbn Star Gemini), HN 1343 (tbn Star Leo) and Star Poseidon (ex-HN NE 198) and a flat fee of $200 per vessel for four newbuilding Ultramax vessels Star Aquarius (ex-HN 5040), Star Pisces (ex-HN 5043), Star Antares (ex-HN NE 196) and Star Lutas (ex-HN NE 197), for a total commission of $2,077. The Company agreed to pay the commission in four equal installments. The first two installments were paid in cash, while the remaining two installments were paid in the form of common shares, the number of which depended on the price of the Company’s common shares on the date of the two remaining installments. The first and the second installments of $519, each, were paid in cash in December 2013 and in April 2014, respectively. On October 28, 2015 and in September 9, 2016, the Company issued 34,234 shares (adjusted for the June 2016 Reverse Split) and 138,453 shares representing the third and fourth installment, respectively, the fair value per share was determined by reference to the per share closing price of the Company’s common shares on the issuance date. An amount of $280 and $533 was capitalized to “Advances for vessel under construction and acquisition of vessels” and “Vessels and other fixed assets, net” during the years ended December 31, 2015 and 2016, respectively.

On March 22, 2014, Starbulk S.A. entered into an agreement with Oceanbulk Maritime, under which certain management services, including crewing, purchasing, arranging insurance, vessel telecommunications and master general accounts supervision, were provided to certain dry bulk vessels, which were under the management of Oceanbulk Maritime up to December 31, 2014. Pursuant to the terms of this agreement, Starbulk S.A. received a fixed management fee of $0.17 per day, per vessel, which as of June 1, 2014, was changed to $0.11 per day, per vessel, based on an addendum signed on May 22, 2014. The related income for the year ended December 31, 2014, was $188 and was included under “Management fee income” in the accompanying consolidated statement of operations.

Following the completion of the Merger and the Pappas Transaction, the Company owned the vessels Magnum Opus and Tsu Ebisu, until their sale in the first quarter of 2016. Both vessels were managed by Oceanbulk Maritime prior to the Merger and continued to be managed by Oceanbulk Maritime after the Merger, until September and August 2014, respectively. The related expense for the year ended December 31, 2014, was $158 and is included under “Management fee expense” in the accompanying consolidated statement of operations.

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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
3.	Transactions with Related Parties – (continued):

d)	Oceanbulk Maritime S.A. – (continued):

In addition, Oceanbulk Maritime also provided performance guarantees under the shipbuilding contracts for the vessels Deep Blue (ex-HN 5017), Behemoth (ex-HN 5055-JMU), Megalodon (ex-HN 5056-JMU), Honey Badger (ex-HN NE 164), Wolverine (ex-HN NE 165), Gargantua (ex-HN NE 166), Goliath (ex-HN NE 167) and Maharaj (ex-HN NE 184). Prior to the Merger, all of the performance guarantees were counter-guaranteed by Oceanbulk Shipping. Following the completion of the Merger, on September 20, 2014 Star Bulk provided counter-guarantees to Oceanbulk Maritime in exchange for the counter-guarantees provided by Oceanbulk Shipping. These vessels were delivered to the Company in early 2016 at which time the aforementioned guarantees terminated.

As of December 31, 2015 and 2016, the Company had outstanding receivables of $1,209 and $922 from Oceanbulk Maritime and its affiliates, respectively. The outstanding balance as of December 31, 2015 and 2016 includes an amount of $850 and $415, respectively, which represents supervision cost for certain newbuilding vessels managed by Oceanbulk Maritime and paid by the Company. In addition, as of December 31, 2015 and 2016, the Company had an outstanding payable of $33 and $26 respectively, to Oceanbulk Maritime and its affiliates.

e)
Managed vessels of Oceanbulk Shipping: Prior to the Merger, Starbulk S.A. had entered into vessel management agreements with certain ship-owning companies owned and controlled by Oceanbulk Shipping (Note 1). Pursuant to the terms of these agreements, Starbulk S.A. received a fixed management fee of $0.75 per day, per vessel. These management agreements were terminated on July 11, 2014, the date of the Merger. The related income for the year ended December 31, 2014, was $1,390, and is included under “Management fee income” in the accompanying consolidated statements of operations. As of December 31, 2015 and 2016, the Company had an outstanding payable of $7 and $7, respectively, to Maiden Voyage LLC, previous owner of the vessel Maiden Voyage, one of the vessels of Oceanbulk Shipping.

f)
Product Shipping & Trading S.A.: Product Shipping & Trading S.A. is an entity controlled by family members of the Company’s ex-Chairman and current Chief Executive Officer, Mr. Petros Pappas. On June 7, 2013, Starbulk S.A. entered into an agreement with Product Shipping & Trading S.A., under which the Company provided certain management services including crewing, purchasing and arranging insurance to the vessels under the management of Product Shipping & Trading S.A. Pursuant to the terms of this agreement, Starbulk S.A. received a fixed management fee of $0.13 per day, per vessel. In October, 2013 the Company decided to gradually cease providing the above mentioned services to the vessels managed by Product Shipping &Trading S.A., except for arranging insurance services, and as a result, the management fee decreased to $0.02 per day, per vessel, and effective July 1, 2014, the agreement was terminated. The related income for the year ended December 31, 2014 was $62, and is included under “Management fee income” in the accompanying consolidated statement of operations. As of December 31, 2015 and 2016, the Company had no outstanding receivables or payables with Product Shipping & Trading S.A.

g)
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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
3.	Transactions with Related Parties – (continued):

g)	Oaktree Shareholder Agreement – (continued):

Therefore, in July 2014 and in connection with the July 2014 Transactions, the Company’s Board of Directors, increased the number of directors constituting the Board of Directors to nine. The three directors currently designated by Oaktree are Messrs. Pappas and Balakrishnan and Ms. Box, while Oaktree retains the right to name an additional director under the Oaktree Shareholders Agreement. Under the Oaktree Shareholders Agreement, with certain limited exceptions, Oaktree effectively cannot vote more than 33% of the Company’s outstanding common shares (subject to adjustment under certain circumstances).

h)
Excel Transactions: As discussed in detail in Note 1, on August 19, 2014, the Company entered into the Excel Transactions. The principal shareholders of Excel were Oaktree and Angelo Gordon, none of which though, on its own, was deemed to have control on Excel’s strategy and operations either by means of holding equity interests, control of Excel’s board of directors or other type of arrangement indicating a parent-subsidiary relationship. Therefore the Company concluded that the Excel Transactions were not transactions under common control. Nevertheless, due to Oaktree’s relationship with the Company and the relationship of Oaktree to Excel, the Company concluded that the Excel Transactions, including the acquisition of the Excel Vessels and the conclusion of the Excel Vessel Bridge Facility (Note 8), should be treated as related party transactions for purposes of its financial statements presentation and disclosure. The Excel Vessel Bridge Facility was fully repaid in January 2015. Interest expense incurred for the years ended December 31, 2014 and 2015, amounted to $1,659 and $220, respectively.

i)
Acquisition of Heron Vessels: Following the completion of the Merger, as further discussed in Note 1, on November 11, 2014, the Company entered into two separate agreements to acquire from Heron the vessels Star Gwyneth (ex-ABYO Gwyneth) and Star Angelina (ex-ABYO Angelina), which were delivered to the Company on December 5, 2014 (Note 5).

j)
Management agreement with Maryville Maritime Inc.: Three of the Excel Vessels (Star Martha (ex- Christine), Star Pauline (ex-Sandra) and Star Despoina (ex-Lowlands Beilun), which were acquired with attached time charters, were managed by Maryville Maritime Inc. (“Maryville”), a subsidiary of Excel from the date of their delivery to the Company up to the expiration of their attached time charters. As described in Note 3(h) above, due to Oaktree’s relationship with Excel, the Company concluded that the management agreement with Maryville should be treated as a related party transaction for purposes of its financial statements presentation and disclosure. Maryville managed two of the vessels until August 2015 and one until November 2015, when each of their existing time charters expired. The Company paid Maryville a monthly fee of $17.5 per vessel. Total management fee expense to Maryville for the years ended December 31, 2014 and 2015 was $35 and $451, respectively and is included in “Management fees” in the accompanying consolidated statements of operations.

k)
Sydelle Marine Ltd.: Sydelle Marine Limited (“Sydelle”), a company controlled by members of Mr. Pappas family, is a party to a Contract of Affreightment (the “Contract”) with a third party charterer for a vessel currently under construction (the “Sydelle Vessel”). Pursuant to an assignment agreement, dated as of May 7, 2016, between Sydelle and a subsidiary of Star Bulk (the “Assignment Agreement”), Sydelle has assigned its rights and obligations under the Contract to the Company until the completion of the construction and the delivery of the Sydelle Vessel to the third party charterer, expected in April 2017. During the assignment period, the Contract is being performed by the vessel Star Libra and the respective revenue is earned by the Company.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
4.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2015	2016
Lubricants	$7,438	$6,629
Bunkers	6,809	7,905
Total	$14,247	$14,534

5.	Vessels and other fixed assets, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2015	2016
Cost
Vessels	$2,025,688	$2,037,737
Other fixed assets	1,810	1,898
Total cost	2,027,498	2,039,635
Accumulated depreciation	(269,946)	(332,426)
Vessels and other fixed assets, net	$1,757,552	$1,707,209

Vessels acquired / disposed during the year ended December 31, 2014

Acquisition of secondhand and delivery of newbuilding vessels:

On January 24, 2014, the Company entered into two agreements to acquire from Glocal Maritime Ltd, or “Glocal”, an unaffiliated third party, two 98,000 dwt Post-Panamax vessels, Star Vega and Star Sirius, built 2011. The vessels Star Vega and Star Sirius, were delivered to the Company on February 13, 2014 and March 7, 2014, respectively. The vessels, upon their delivery, were chartered back to Glocal for a daily rate of $15, until August 2016 and June 2016, respectively.

Following the completion of the Merger and the Pappas Transaction discussed in Note 1, the Company became the owner of 13 operating vessels, the fair value of which following the purchase price allocation was estimated at $426,000 (based on Level 2 inputs of the fair value hierarchy). In addition, on July 22, 2014 and on September 19, 2014, the Company took delivery of the vessels Peloreus andLeviathan, respectively, two Capesize vessels with a capacity of 182,000 dwt each, built by the Japan Marine United Corporation, or JMU shipyard. The newbuilding contracts for those vessels had been acquired by the Company as part of the Merger. The delivery installment payment of $34,625 for each vessel was partially financed by $32,500 drawn for each vessel under a loan facility with Deutsche Bank AG (Note 8).

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
5.	Vessels and other fixed assets, net – (continued):

Pursuant to the Excel Transactions discussed in Note 1, as of December 31, 2014, 28 out of the 34 Excel Vessels had been transferred to the Company, for an aggregate consideration of 5,131,885 common shares (adjusted for the June 2016 Reverse Split) and $248,751 in cash, or a total cost of $501,535, including time charters attached (Note 7). The Company used cash on hand, together with borrowings under various credit facilities, to pay the cash consideration for the Excel Vessels, as further discussed in Note 8.

As further discussed in Note 3, on November 11, 2014, the Company entered into two separate agreements with Heron to acquire the vessels Star Gwyneth (ex-ABYO Gwyneth) and Star Angelina (ex-ABYO Angelina), which were delivered to the Company on December 5, 2014. The cost for the acquisition of these vessels was determined based on the fair value of the 423,141 common shares issued on July 11, 2014, in connection with the Heron Transaction, of $25,080 (Level 1) and the amount of $25,000 financed by the Heron Vessels Facility (Note 8), according to the provisions of the Merger Agreement with respect to these acquisitions, as further discussed in Note 16.2.

Sale of vessels:

On December 17, 2014, the Company entered into an agreement with a third party to sell the vessel Star Kim. The sale was completed on January 21, 2015 when the vessel was delivered to its new owner. As of December 31, 2014, the Company had received an advance payment from the buyers amounting to $1,100, which is included under “Advances from sale of vessel” in the accompanying consolidated balance sheet as of December 31, 2014.

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

(iv)
On April 2, 2015, the Company took delivery of the Newcastlemax vessel Gargantua (ex-HN 166). On July 15, 2015, the Company took delivery of the Newcastlemax vessels Goliath (ex-HN 167) and Maharaj (ex-HN 184). The delivery installments of $113,046 in aggregate for the respective vessels, were partially financed by $93,000 drawn down under the DNB-SEB-CEXIM $227,500 Facility (Note 8).

(v)
On May 27, 2015, the Company took delivery of the Capesize vessel Deep Blue (ex-HN 5017). The delivery installment of $34,982 was partially financed by $28,680 drawn under the DVB $31,000 Deep Blue Facility (Note 8).

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
5.	Vessels and other fixed assets, net – (continued):

(vi)
On July 22, 2015 and on August 7, 2015, the Company took delivery of the Ultramax vessels Star Aquarius (ex-HN 5040) and Star Pisces (ex-HN5043). The delivery installments of $20,359 and $20,351, respectively, were partially financed by $15,237 drawn for each vessel, under the NIBC $32,000 Facility (Note 8) for each vessel.

(vii)
On October 9, 2015, the Company took delivery of the Ultramax vessel Star Antares (ex-HN 196). The delivery installment of $19,770 was partially financed by $16,738 drawn under the Sinosure Facility (Note 8).

Acquisition of secondhand vessels:

During the year ended December 31, 2015, the remaining six of the Excel Vessels (Star Nina (ex-Iron Kalypso), Star Nicole (ex-Elinakos), Star Claudia (ex-Happyday), Star Monisha (ex-Iron Beauty), Rodon and Star Jennifer (ex-Ore Hansa) were delivered to the Company in exchange for 851,577 common shares (adjusted for the June 2016 Reverse Split) and $39,475 in cash, completing the acquisitions of 34 vessels from Excel as further discussed in Note 1 above.

Sale of vessels:

During 2015, the Company entered into various separate agreements with third parties to sell 15 of the Company’s vessels (Star Big, Star Mega, Maiden Voyage, Star Natalie, Star Tatianna, Star Christianna, Star Monika, Star Julia, Star Nicole, Rodon, Star Claudia, Indomitable, Magnum Opus, Tsu Ebisu and Deep Blue). Of these vessels, 11 were delivered to their purchasers in 2015, while the remaining four (Indomitable, Magnum Opus, Tsu Ebisu and Deep Blue) were delivered to their purchasers in 2016. None of these four vessels met the ‘held-for-sale’ classification criteria as of December 31, 2015, as none of them were considered available for immediate sale in their present condition at that date. In addition, as discussed above, in late December 2014 the Company agreed to sell the vessel Star Kim, which was delivered to its owner in early 2015. As part of these sales (other than the sale of the vessel Maiden Voyage which is separately discussed below), the Company recognized a net loss on sale of $20,585, which is separately reflected in the accompanying consolidated statement of operations for the year ended December 31, 2015.

On May 28, 2015, the Company entered into an agreement with a third party to sell the vessel Maiden Voyage. As part of this transaction, the vessel (currently named Astakos) was leased back to the Company under a time charter for two years. The vessel was delivered to its new owner on September 15, 2015 and the Company became the charterer of the vessel on the same date. The lease back did not meet the lease classification test for a capital lease and is accounted for as operating lease. Pursuant to the applicable accounting guidance for sale and lease back transactions, the net gain from the sale of Maiden Voyage of $148 was deferred and is being amortized in straight line over the lease term. The net book value of this deferred gain as of December 31, 2015 and 2016 is $126 and $51 and is reflected within “Other non-current liabilities” in the accompanying consolidated balance sheets, while amortization of this deferred gain for the years ended December 31, 2015 and 2016 is $22 and $75 and is included within “Charter-In Hire expenses” in the accompanying consolidated statement of operations.

Vessels acquired / disposed of during the year ended December 31, 2016

Delivery of newbuilding vessels:

(i)
On January 6, 2016, the Company took delivery of the vessel Star Lutas (ex-HN NE 197). The delivery installment of $19,770 was partially financed by $14,813 drawn down under the Sinosure Facility (Note 8).

(ii)	On January 8, 2016, the Company took delivery of the vessel Kennadi (ex-HN 1080). The delivery installment of $21,229 was partially financed by $14,478 drawn down under the Sinosure Facility (Note 8).

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
5.	Vessels and other fixed assets, net – (continued):

(iii)
On February 26, 2016, the Company took delivery of the vessel Star Poseidon (ex-HN NE 198). The delivery installment of $33,390 was partially financed by $23,400 drawn down under the DNB–SEB–CEXIM $227,500 Facility (Note 8).

(iv)	On March 2, 2016, the Company took delivery of the vessel Mackenzie (ex-HN 1081). The delivery installment of $18,221 was partially financed by $12,720 drawn down under the Sinosure Facility (Note 8).

(v)
On March 11, 2016 and June 6, 2016, the Company took delivery of the vessels Star Marisa (ex-HN 1359) and Star Libra (ex-HN 1372), which are each subject to a separate bareboat charter agreement with CSSC (Hong Kong) Shipping Company Limited (“CSSC”). Each of these bareboat charter agreements is accounted for in the Company’s consolidated financial statements as a capital lease, as further described below.

Sale of operating vessels and newbuilding vessels upon their delivery from the shipyards:

As discussed above, in late 2015, the Company entered into various separate agreements with third parties to sell four of its operating vessels (Indomitable, Magnum Opus, Tsu Ebisu and Deep Blue) and five of its newbuilding vessels (Behemoth, Bruno Marks, Jenmark, Star Aries and Star Taurus) upon their delivery from the shipyards. In addition, in 2016, the Company entered into various separate agreements with third parties to sell the operating vessels Obelix, Star Michele, Star Monisha, Star Aline and Star Despoina and the newbuilding vessel Megalodon (ex-HN 5056) upon its delivery from the shipyard. All these vessels were delivered to their purchasers during the year ended December 31, 2016, and the Company recognized an aggregate net loss on sale of $15,248.

In connection with the sale of the vessels Tsu Ebisu, Deep Blue, Magnum Opus,Obelix, Indomitable, Star Michele, Star Monisha, Star Aline and Star Despoina discussed above, during the year ended December 31, 2016 the Company prepaid an aggregate amount of $130,062 under the Deutsche Bank $85,000 Facility, the HSBC $20,000 Dioriga Facility, the DVB $31,000 Facility, the ABN $87,458 Facility, the Commerzbank $120,000 Facility, the BNP $32,480 Facility, the DNB $120.0 million Facility, the Heron Vessels Facility and the Citi Facility (Note 8).

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
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
5.	Vessels and other fixed assets, net – (continued):

On February 17, 2014, the Company entered into separate bareboat charter party contracts with CSSC (Hong Kong) Shipping Company Limited, or CSSC, an affiliate of Shanghai Waigaoqiao Shipbuilding Co., Ltd. (“SWS”), a Chinese shipyard, to bareboat charter for ten years, two fuel efficient newbuilding Newcastlemax dry bulk vessels, the “CSSC Vessels”, each with a cargo carrying capacity of 208,000 dwt. The vessels were constructed pursuant to shipbuilding contracts entered into between two pairings of affiliates of SWS. Each pair had one shipyard party (each, an “SWS Builder”) and one ship-owning entity (each an “SWS Owner”). Delivery to the Company of each vessel was deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder. Pursuant to the terms of the bareboat charters, the Company was required to pay upfront fees, corresponding to the pre-delivery installments to the shipyard. An amount of approximately $43,200 and $40,000, respectively, for the construction cost of each vessel, corresponding to the delivery installment to the shipyard, is financed by the relevant SWS Owner, to whom the Company will pay a daily bareboat charter hire rate payable monthly plus a variable amount. Under the terms of the bareboat charters, the Company has the option to purchase the CSSC Vessels at any time after each vessel’s delivery, such option being exercisable on a monthly basis against pre-determined, amortizing-during-the-charter-period prices whilst it has a respective obligation of purchasing the vessels at the expiration of the bareboat term at a purchase price of approximately $12,960 and $12,000, respectively. Upon the earlier of the exercise of the purchase options or the expiration of the bareboat charters, the Company will own the CSSC Vessels. As further discussed above, the Company took delivery of the Star Libra (ex-HN 1372) during the year ended December 31, 2016, while the HN 1371 (tbn Star Virgo) was delivered in March 2017 (Note 19).

In addition, following the completion of the Merger and the Pappas Transactions the Company also assumed certain bareboat charter party contracts with CSSC with respect to five newbuilding vessels being built at SWS for subsidiaries of Oceanbulk at the time of the Merger. On December 27, 2013, subsidiaries of Oceanbulk entered into separate bareboat charter party contracts for ten-year bareboat charters of five newbuilding 208,000 dwt Newcastlemax vessels. During the year ended December 31, 2015, the Company reassigned two of these bareboat vessels back to their owners, leaving the Company with no future capital expenditure obligations with respect to these two newbuildings. The remaining three vessels are being constructed pursuant to shipbuilding contracts entered into between three pairings of affiliates of SWS. Each pair has one shipyard party (each, an “SWS Builder”) and one ship-owning entity (each an “SWS Owner”). Delivery of each vessel to the Company is deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder. Pursuant to the terms of the bareboat charter, the Company is required to pay upfront fees, corresponding to the pre-delivery installments to the shipyard. An amount ranging from $39,968, to $43,152 for the construction cost of each vessel, corresponding to the delivery installment to the shipyard, will be financed by the relevant SWS Owner, to whom the Company will pay a daily bareboat charter hire rate payable monthly plus a variable amount. After each vessel’s delivery, the Company has monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices. At the end of the ten-year charter period for each vessel, the Company has the obligation to purchase the vessel at a purchase price ranging from approximately $12,000 to $12,960. Upon the earlier of the exercise of the purchase options or the expiration of the bareboat charters, the Company will own the three vessels. As further discussed above, the Company took delivery of the Star Marisa (ex-HN 1359) during the year ended December 31, 2016, while the HN 1360 (tbn Star Ariadne) and the HN 1361 (tbn Star Magnanimus) are expected to be delivered in March 2017 and January 2018, respectively.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
5.	Vessels and other fixed assets, net – (continued):

Based on applicable accounting guidance, the Company determined that the bareboat charters discussed above should be classified as capital leases. As a result, in accordance with the applicable capital lease accounting guidance, with respect to the vessels already delivered, the Company recorded a financial liability and a financial asset equal to the lower of the fair value of the asset at the inception of the lease and the present value of the minimum lease payments at the beginning of the lease term.. The net book value of these vessels (which includes the upfront fees paid by the Company until the delivery of the vessel, net of accumulated depreciation) recorded as of December 31, 2015 and 2016 is reflected within “Vessels and other fixed assets, net” in the accompanying consolidated balance sheet. The charge resulting from amortization of these leased assets is included within “Depreciation expense” in the accompanying consolidated statement of operations. The interest expense on the financial liability related to these capital leases for the years December 31, 2015 and 2016 was $3,088 and $7,477, respectively, and is included within “Interest and finance costs” in the accompanying consolidated statement of operations. As of December 31, 2015 the net book value of the vessels was $120,992, with accumulated amortization of $3,056, while as of December 31, 2016 the net book value of the vessels was $228,679, with accumulated amortization of $10,144.

Following the execution of the Restructuring Letter Agreements entered in August 2016 between the Company and its lenders and export credit agencies discussed in Note 8, during the fourth quarter of 2016 the Company entered into a Restructuring Letter Agreement with one of our existing lease providers to defer a portion of the principal repayments included in the hire amounts that were scheduled for payment between 1 October 2016 and 30 June 2018 under all the lease agreements. The deferred hire amounts will be amortized on a monthly basis in the remaining charter period, unless otherwise prepaid as part of a cash sweep mechanism which shall be implemented on a consolidated level, as described in detail in Note 8.

The principal payments required to be made after December 31, 2016, for the outstanding capital lease obligations, taking effect of the deferral of the hire agreed with CSSC discussed above, are as follows:

Years	Amount
December 31, 2017	$14,980
December 31, 2018	17,166
December 31, 2019	22,439
December 31, 2020	23,467
December 31, 2021	23,121
December 31, 2022 and thereafter	108,016
Total capital lease minimum payments	$209,189
Unamortized Deferred financing fees	39
Total lease commitments, net	209,150
Excluding bareboat interest	50,302
Lease commitments – current portion	6,235
Lease commitments – non-current portion	152,613

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
5.	Vessels and other fixed assets, net – (continued):

Impairment Analysis

As a result of the decline in charter rates and vessel values during the previous years and since market expectations for future rates were low and vessel values were unlikely to increase to the high levels of 2008, the Company reviewed the recoverability of the carrying amount of its vessels in 2014, 2015 and 2016.

The Company’s impairment analysis for 2014 indicated that the carrying amount of the Company’s vessels was recoverable, and therefore the Company concluded that no impairment charge was necessary.

As part of the sales agreed in 2015 and early 2016, as discussed above, and the reassignment of the leases of two newbuilding vessels back to the vessels’ owner (Notes 6), the Company recognized an impairment loss in 2015 of $219,400. In addition, in light of the continued economic downturn and the prevailing conditions in the shipping industry, as of December 31, 2015, the Company performed an impairment analysis for each of its operating vessels and newbuildings whose carrying value was above its market value.

Based on the Company’s impairment analysis framework described in Note 2(n), taking also into consideration the probability of a sale of certain operating and newbuildings vessels, the future undiscounted projected net operating cash flows for certain of its operating and newbuilding vessels over their operating life were below their carrying value and therefore the Company recognized an additional impairment loss of $102,578 for the year ended December 31, 2015. The total impairment charge of $321,978, for the year ended December 31, 2015 is separately reflected in the accompanying consolidated statement of operations (Note 18).

In connection with the termination of two shipbuilding contracts (Note 6) and the sale of two operating vessels discussed above and by reference to their agreed sale prices less costs to sell (Level 2), the Company recognized during the year ended December 31, 2016, an impairment loss of $18,537. In addition, based on the Company’s impairment analysis, using the same framework that was used in the previous years, which is discussed in Note 2(n) and taking also into consideration the probability of vessel sales, the Company recognized an additional impairment loss of $10,684. The total impairment charge of $29,221, for the year ended December 31, 2016 is separately reflected in the accompanying consolidated statement of operations (Note 18).

The carrying value of the Company’s vessels, which did not meet the criteria as held for sale as of December 31, 2016, but met these criteria after the balance sheet date and before the issuance of the Company’s financial statements, was $8,000.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
6.	Advances for vessels under construction and acquisition of vessels:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2015	2016

Pre-delivery yard installments and fair value adjustment (Note 1)	$65,009	$32,602
Bareboat capital leases – upfront hire & handling fees	54,428	25,272
Capitalized interest and finance costs	6,301	4,966
Other capitalized costs (Note 3)	2,172	1,730
Total	$127,910	$64,570

During 2015 and in early 2016 the Company reached an agreement in principle with certain shipyards to defer the delivery and reduce the purchase price of certain newbuilding vessels. The estimated delivery dates disclosed in the tables of Note 1 take effect of these negotiations. In addition, during the year ended December 31, 2015, the Company agreed to reassign the leases for two newbuilding vessels back to the vessels’ owner for a one-time refund to the Company of $5,800 each.

During the year ended December 31, 2016, the Company terminated two shipbuilding contacts, leaving the Company with no future capital expenditure obligations with respect to these two newbuildings and an impairment charge of $1,068 was recorded in the year ended December 31, 2016, in order to write off the total amount of assets, in respect with the two terminated shipbuilding contracts.

As also discussed in Note 5 above, in 2015, the Company entered into separate agreements with third parties to sell upon their delivery from the shipyard the newbuilding vessels Behemoth,Bruno Marks, Jenmark, Star Aries and Star Taurus. The first two of these vessels were delivered to purchasers in January 2016, while the remaining three were delivered until the end of June 2016. Additionally, in January 2016, the Company entered into an agreement to sell upon its delivery from the shipyard the newbuilding vessel Megalodon (ex-HN 5056). The vessel was delivered to its new owners in January 2016. None of these vessels met the ‘held-for-sale’ classification criteria as of December 31, 2015, as none of them was considered available for immediate sale in its present condition at that date.

As summarized in the relevant table of Note 1, as of December 31, 2016, the Company was party to five newbuilding contracts or lease arrangements for the construction of drybulk carriers of various types.

Taking into effect the outcome of the negotiations discussed above, as of December 31, 2016, the total aggregate remaining contracted price for the five newbuilding vessels plus agreed extras was $187,014, of which $112,675 is payable during the next twelve months ending December 31, 2017, and the remaining $74,339 is payable during the year ending December 31, 2018. An amount of $79,936 and $39,984, respectively, will be financed through bareboat capital lease arrangements, as discussed above, the commitments of which are reflected in Note 16.

In addition, as of December 31, 2016, the Company is entitled to receive a refund of $4,820 from the shipyards, $1,604 of which is separately reflected in the accompanying relevant consolidated balance sheet under “Other non-current assets,” while the remaining $3,216 is included under “Prepaid expenses and other receivables.”

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
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

For the years ended December 31, 2014, 2015 and 2016, the amortization of fair value of the above market acquired time charters amounted to $6,113, $9,540 and $254, respectively, and is included under “Voyage revenues” in the accompanying consolidated statements of operations. The accumulated amortization of these above market time charters as of December 31, 2015 and 2016 was $30,740 and $30,994, respectively. These assets had been fully amortized by December 31, 2016.

8.	Long-term debt:

Following the execution of the Restructuring Letter Agreements in August 2016, as described below, the Company agreed with all of its lenders to, among others things, defer principal payments owed from June 1, 2016 through June 30, 2018 (the “Deferred Amounts”) to the due date of the balloon installments of each facility. As a consequence no principal payments are required to be made in the next twelve months ending December 31, 2017 and therefore no current portion of long term debt was outstanding as of December 31, 2016.

(A)	Existing Facilities

a)	Commerzbank $120,000 Facility:

On December 27, 2007, the Company entered into a loan agreement with Commerzbank AG for up to $120,000, in order to partially finance the acquisition cost of the vessels, Star Gamma, Star Delta, Star Epsilon, Star Zeta, and Star Theta (the “Commerzbank $120,000 Facility”). The Commerzbank $120,000 Facility is secured by a first priority mortgage over the financed vessels. The Commerzbank $120,000 Facility was amended in June and December 2009. As amended, the Commerzbank $120,000 Facility had two tranches. One tranche of $50,000 was repayable in 28 consecutive quarterly installments, which commenced in January 2010, consisting of (i) the first four installments of $2,250 each, (ii) the next 13 installments of $1,000 each and (iii) the remaining 11 installments of $1,300 each, with a final balloon payment of $13,700 payable along with the last installment. The second tranche of $70,000 was repayable in 28 consecutive quarterly installments, which commenced in January 2010, consisting of i) the first four installments of $4,000 each and (ii) the remaining 24 installments of $1,750 each, with a final balloon payment of $12,000 payable together with the last installment.”

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
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

Supplemental Agreement - Commerzbank $120,000 and $26,000 Facilities

On December 17, 2012, the Company executed a commitment letter with Commerzbank to amend the Commerzbank $120,000 Facility and the Commerzbank $26,000 Facility. The definitive documentation for the supplemental agreement (the “Commerzbank Supplemental”) was signed on July 1, 2013. Pursuant to the Commerzbank Supplemental, the Company paid Commerzbank a flat fee of 0.40% of the combined outstanding loans under the two facilities and agreed, subject to certain conditions, to (i) amend some of the covenants governing the two facilities, (ii) prepay an amount of $2,000, pro rata against the balloon payments of each facility, (iii) raise $30,000 in equity (which condition was satisfied after the completion of the Company’s rights offering in July 2013 (Note 9)) and (iv) increase the loan margins. In addition, Commerzbank agreed to defer 60% and 50% of the quarterly installments for the years ended December 31, 2013 and 2014 (the “2013 Deferred Amounts”), to the balloon payments or to a payment in accordance with a semi-annual cash sweep mechanism; under which all earnings of the mortgaged vessels after operating expenses, dry docking provision, general and administrative expenses and debt service, if any, will be used as repayment of the 2013 Deferred Amounts. The Company was not permitted to pay any dividends as long as 2013 Deferred Amounts are outstanding and/or until original terms are complied with.

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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
8.	Long-term debt – (continued):

Supplemental Agreement - Commerzbank $120,000 and $26,000 Facilities (continued):

In April 2016, the Company and Commerzbank entered into a refinancing amendment of the “Commerzbank Supplemental”. This refinancing included (a) changes to certain covenants governing this facility and (b) a different amortization schedule including the change in the final repayment date from October 2016 to October 2018.

Please see below for information regarding the Restructuring Letter Agreements.

c)	Credit Agricole $70,000 Facility:

On January 20, 2011, the Company entered into a loan agreement with Credit Agricole Corporate and Investment Bank for a term loan of up to $70,000 (the “Credit Agricole $70,000 Facility”) to partially finance the construction cost of the two newbuilding vessels, Star Borealis and Star Polaris, which were delivered to the Company in 2011. The Credit Agricole $70,000 Facility is secured by a first priority mortgage over the financed vessels and is divided into two tranches. The Company drew down $67,275 under this facility. The Credit Agricole $70,000 Facility is repayable in 28 consecutive quarterly installments, commencing three months after the delivery of each vessel, of $485.4 and $499.7, respectively, and a final balloon payment payable at maturity, of $19,558.2 (due August 2018) and $20,134 (due November 2018) for the Star Borealis and Star Polaris tranches, respectively.

On June 29, 2015, the Company signed a waiver letter with Credit Agricole Corporate and Investment Bank in order to revise some of the covenants contained in the loan agreement for a period up to December 31, 2016.

Please see below for information regarding the Restructuring Letter Agreements.

d)	HSH Nordbank AG $64,500 Facility:

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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
8.	Long-term debt – (continued):

d)	HSH Nordbank AG $64,500 Facility – (continued):

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

In September 2016, the Company and HSH Nordbank signed a supplemental agreement to add the vessel Star Zeta as additional collateral.

As part of the 2016 Restructuring discussed below, the Company and HSH agreed to extend the maturity of this loan from September 2016 to August 2018.

Please see below for information regarding the Restructuring Letter Agreements.

e)	HSH Nordbank AG $35,000 Facility:

On February 6, 2014, the Company entered into a new $35,000 secured term loan agreement (the “HSH Nordbank $35,000 Facility”) with HSH Nordbank AG. The borrowings under this new loan agreement were used to partially finance the acquisition cost of the vessels Star Challenger andStar Fighter. The HSH Nordbank $35,000 Facility is secured by a first priority mortgage over the financed vessels. The borrowers under the HSH Nordbank $35,000 Facility are the two vessel-owning subsidiaries that own the two vessels and Star Bulk Carriers Corp. is the guarantor. This facility matures in February 2021 and is repayable in 28 equal, consecutive, quarterly installments, commencing in May 2014, of $312.5 and $291.7 for the Star Challenger and Star Fighter, respectively, and a final balloon payment of $8,750 and $9,332.4, payable together with the last installments, for Star Challenger and Star Fighter, respectively.

On June 29, 2015, the Company and HSH Nordbank signed a supplemental agreement to amend certain covenants governing this facility until December 31, 2016.

Please see below for information regarding the Restructuring Letter Agreements.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
8.	Long-term debt – (continued):

f)	Deutsche Bank AG $39,000 Facility:

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

On June 2, 2016, the Company and Deutsche Bank AG signed a supplemental agreement to add the vessel Star Vanessa as additional collateral.

Please see below for information regarding the Restructuring Letter Agreements.

g)	ABN $87,458 Facility

On August 1, 2013, Oceanbulk Shipping entered into a $34,458 credit facility with ABN AMRO, N.V. (the “ABN AMRO $87,458 Facility”) in order to partially finance the acquisition cost of the vessels Obelix and Maiden Voyage. The loans under the ABN AMRO $87,458 Facility were available in two tranches of $20,350 and $14,108. On August 6, 2013, Oceanbulk Shipping drew down the available tranches. On December 18, 2013, the ABN AMRO $87,458 Facility was amended to add an additional loan of $53,000 to partially finance the acquisition cost of the vessels Big Bang, Strange Attractor, Big Fish and Pantagruel. On December 20, 2013, Oceanbulk Shipping drew down the available tranches. The tranche under the ABN AMRO $87,458 Facility relating to vessel Obelix would mature in September 2017, the one relating to vessel Maiden Voyage matures in August 2018 and those relating to vessels Big Bang, Strange Attractor, Big Fish and Pantagruel, mature in December 2018. The tranches are repayable in quarterly consecutive installments ranging between $248 to $550 and a final balloon payment for each tranche at maturity, ranging between $2,500 and $12,813. The ABN AMRO $87,458 Facility is secured by a first-priority ship mortgage on the financed vessels and general and specific assignments and was guaranteed by Oceanbulk Shipping LLC. Following the completion of the Merger, Star Bulk Carriers Corp. replaced Oceanbulk Shipping as guarantor of the ABN AMRO $87,458 Facility.

On June 29, 2015, the Company signed a supplemental letter with ABN AMRO to amend certain covenants governing this facility until December 31, 2016.

In August 2015, the tranche relating to the vessel Maiden Voyage was fully repaid, following the sale of the vessel (Note 5). In March 2016, the tranche relating to the vessel Obelix was fully repaid, following the sale of the vessel (Note 5).

Please see below for information regarding the Restructuring Letter Agreements.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
8.	Long-term debt – (continued):

h)	Deutsche Bank $85,000 Facility

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

In March 2016, the tranche relating to the vessel Magnum Opus was fully repaid, following the sale of the respective vessel (Note 5).

Please see below for information regarding the Restructuring Letter Agreements.

i)	HSBC $86,600 Facility

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

On January 29, 2016, the Company and HSBC Bank plc signed a supplemental agreement to add the vessel Star Emily as additional collateral.

Please see below for information regarding the Restructuring Letter Agreements.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
8.	Long-term debt – (continued):

j)	NIBC $32,000 Facility:

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

Please see below for information regarding the Restructuring Letter Agreements.

k)	DVB $24,750 Facility:

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

Please see below for information regarding the Restructuring Letter Agreements.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
8.	Long-term debt – (continued):

l)	Sinosure Facility:

On December 22, 2014, the Company executed a binding term sheet with Deutsche Bank (China) Co., Ltd. Beijing Branch and HSBC Bank plc (the “Sinosure Facility”) for the financing of an aggregate amount of up to $156,453 to partially finance the construction cost of eight newbuilding vessels, Honey Badger (ex–HN NE 164), Wolverine (ex-HN NE 165), Star Antares (ex-HN NE 196), Star Lutas (ex-HN NE 197), Kennadi (ex-HN 1080), Mackenzie (ex-HN 1081), and two other newbuilding vessels for which the construction contracts were subsequently terminated and the corresponding available tranches were cancelled (the “Sinosure Financed Vessels”). The financing under the Sinosure Facility was available in eight separate tranches, one for each Sinosure Financed Vessel, and is credit insured (95%) by China Export & Credit Insurance Corporation. The final loan documentation for the Sinosure Facility was signed on February 11, 2015. Each tranche, which is documented by a separate credit agreement, matures twelve years after each drawdown date and is repayable in 48 equal and consecutive quarterly installments. The Sinosure Facility is secured by a first priority cross collateralized mortgage over the Sinosure Financed Vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp. The vessels Honey Badger and Wolverine were delivered to the Company in February 2015. The vessel Star Antares was delivered to the Company in October 2015. The vessels Star Lutas andKennadi were delivered to the Company in early January 2016 and the vessel Mackenzie was delivered to the Company in March 2016 (Note 5).

On September 2, 2015, the Company signed a supplemental letter agreement with Deutsche Bank (China) Co., Ltd. Beijing Branch and HSBC Bank plc to amend certain covenants governing the existing credit agreements from June 26, 2015 until December 31, 2016.

Please see below for information regarding the Restructuring Letter Agreements.

m)	Citi Facility:

On December 22, 2014, the Company entered into a credit facility with Citibank, N.A., London Branch (the “Citi Facility”) to provide financing in an amount of up to $100,000, in lieu of the Excel Vessel Bridge Facility, in connection with the acquisition of vessels Star Pauline, Star Despoina, Star Angie, Star Sophia, Star Georgia, Star Kamila and Star Nina, which are seven of the Excel Vessels the Company has acquired (the “Citi Financed Excel Vessels”). The first tranche of $51,477.5 was drawn on December 23, 2014, and the second tranche of $42,627.5 was drawn on January 21, 2015. The Company used amounts drawn under the Citi Facility to repay portion of the Excel Vessel Bridge Facility in respect of those Citi Financed Excel Vessels. The Citi Facility matures on December 30, 2019. The Citi Facility is repayable in 20 equal, consecutive, quarterly principal payments of $3,388, with the first installment due on March 30, 2015 and a balloon installment of $26,349 payable simultaneously with the 20th quarterly installment. The Citi Facility is secured by a first priority mortgage over the Citi Financed Excel Vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

On June 30, 2015, the Company signed a supplemental Agreement with Citibank, N.A., London Branch to amend certain covenants governing this agreement until December 31, 2016.

In December 2016, the tranche relating to the vessel Star Despoina was fully repaid, following the sale of the respective vessel (Note 5).

Please see below for information regarding the Restructuring Letter Agreements.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
8.	Long-term debt – (continued):

n)	Heron Vessels Facility:

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

On July 1, 2015, the Company signed a supplemental letter with CiT Finance LLC to amend certain covenants governing this agreement from June 30, 2015 until December 31, 2016 and to add the vessel Star Aline as collateral under this agreement. In connection with the sale of Star Aline in August 2016, the Company repaid the amount attributable to this vessel, in accordance with the provisions of the Heron Vessels Facility.

Please see below for information regarding the Restructuring Letter Agreements.

o)	DNB $120,000 Facility:

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

In August 2016, the total proceeds from the sale of Star Monisha (Note 5) were applied towards the prepayment of the loan.

Please see below for information regarding the Restructuring Letter Agreements.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
8.	Long-term debt – (continued):

p)	DNB–SEB–CEXIM $227,500 Facility:

On March 31, 2015, the Company entered into an agreement with DNB Bank ASA as facility agent, security agent account bank and bookrunner, DNB Bank ASA and the Export-Import Bank of China (CEXIM) as mandated lead arrangers and DNB Bank ASA, Skandinaviska Enskilda Banken AB (SEB) and CEXIM as original lenders (the “DNB–SEB–CEXIM $227,500 Facility”) for up to $227,500 to partially finance the construction cost of six newbuilding vessels, Gargantua (ex-HN166), Goliath (ex–HN167), Maharaj (ex–HN184), Star Aries (ex-HN1338), Star Taurus (ex-HN1339), and Star Poseidon (ex-HN198). The financing is available in six separate tranches, one for each newbuilding vessel. Following the sale of the Star Aries and the Star Taurus (Note 5), the relevant tranches were terminated without having been drawn. The first tranche of $32,400 and the second and third tranche of $30,300 each were drawn, upon the delivery of the vessels Gargantua, Goliath andMaharaj in 2015. The fourth tranche of $23,400 was drawn, upon the delivery of the vessel Star Poseidon in February 2016 (Note 5). The tranches are repayable in 24 quarterly consecutive installments ranging between $367 and $508, with the first becoming due and payable three months from the drawdown date of each tranche and a final balloon installment for each tranche, ranging between $14,587 million and $20,198 million, payable simultaneously with the 24th installment. The DNB–SEB–CEXIM $227,500 Facility is secured by a first priority cross-collateralized mortgage over the financed vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

On June 29, 2015, the Company signed a supplemental letter with the lenders under this facility to amend certain covenants governing this facility until December 31, 2016.

Please see below for information regarding the Restructuring Letter Agreements.

q)	Issuance of the 8.00% 2019 Notes:

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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
8.	Long-term debt – (continued):

(B)	Terminated Facilities

a)	ABN AMRO Bank N.V. $31,000 Facility:

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

In June 2015, this facility was fully repaid following the sale of the vessels Star Big and Star Mega (Note 5).

b)	BNP $32,480 Facility:

On December 3, 2014, Positive Shipping Company, a subsidiary of Star Bulk following the completion of the Pappas Transaction, and BNP Paribas entered into an agreement with respect to a credit facility (the “BNP $32,480 Facility”) for the financing of up to $32,500 to partially finance the construction cost of its newbuilding vessel Indomitable (ex-HN 5016). An amount of $32,480 was drawn in December 2014, in anticipation of the delivery of the Indomitable to the Company on January 8, 2015. The facility was repayable in 20 equal, consecutive, quarterly principal payments of $537.2 each, with the first becoming due and payable three months from the drawdown date and a balloon installment of $21,737 payable simultaneously with the 20th installment, which was due in December 2019. The BNP $32,480 Facility was secured by a first priority mortgage over the financed vessel and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

On July 3, 2015, the Company signed a supplemental letter with BNP Paribas to amend certain covenants governing this facility from June 30, 2015 until December 31, 2016.

In December 2015, the Company entered into an agreement with a third party to sell the vessel Indomitable. In connection with this sale, the BNP $32.48 million Facility was repaid in April 2016 along with the delivery of the vessel to its new owners (Note 5).

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
8.	Long-term debt – (continued):

c)	Excel Vessel Bridge Facility (Note 3):

On August 19, 2014, the Company, through Unity Holdings LLC (“Unity”), a fully owned subsidiary, entered into a $231,000 Senior Secured Credit Agreement, among Unity, as borrower, the initial lenders named therein which were affiliates of Oaktree and Angelo Gordon, and Wilmington Trust National Association, as administrative agent. The Company used borrowings under the Excel Vessel Bridge Facility to fund portion of the cash consideration for the Excel Vessels. The Excel Vessel Bridge Facility would mature in February 2016, with mandatory repayments of $6,000, each due in March, June and September 2015. Unity, Star Bulk, and each individual vessel-owning subsidiary of Unity were guarantors under the Excel Vessel Bridge Facility. As of December 31, 2014 an amount of $195,914 had been drawn under the Excel Vessel Bridge Facility, of which an amount of $139,753 was prepaid from proceeds from the Citi Facility and the DNB $120,000 Facility (discussed below), with such prepayment being applied in direct order of maturity according to the provisions of the Excel Vessel Bridge Facility.

On January 29, 2015, the Company fully prepaid and terminated the Excel Vessel Bridge Facility.

d)	Excel Vessel CiT Facility:

On December 9, 2014, the Company entered into a credit facility with CiT Finance LLC (the “Excel Vessel CiT Facility”) for an amount up to $30,000 to partially finance the acquisition of 11 of the older Excel Vessels. The Excel Vessel CiT Facility was secured on a first-priority basis by these 11 financed vessels, which consist of nine Panamax and two Handymax vessels (the “Excel Collateral Vessels”). Pursuant to an intercreditor agreement executed among the lenders under the Excel Vessel Bridge Facility and Excel Vessel CiT Facility, the Excel Collateral Vessels also secured the Excel Vessel Bridge Facility on a second-priority basis. On December 10, 2014, the Company drew $30,000 under the Excel Vessel CiT Facility. The borrowers under the Excel Vessel CiT Facility were the various vessel-owning subsidiaries that own the Excel Collateral Vessels and Star Bulk Carriers Corp. was the guarantor. The Excel Vessel CiT Facility would mature in December 2016 and was subject to quarterly amortization payments of $500, commencing on March 31, 2015, with a balloon payment equal to the outstanding amount under the Excel Vessel CiT Facility payable simultaneously with the last quarterly installment.

On June 10, 2015, the Company fully repaid the Excel Vessel CiT Facility.

e)	DVB $31,000 Facility:

On May 21, 2015, the Company entered into an agreement with DVB Bank SE (the “DVB $31,000 Facility”) for up to $31,000 to partially finance the construction cost of the newbuilding vessel Deep Blue (ex-HN 5017). The Company drew $28,680 in May 2015, upon the vessel’s delivery to the Company. The facility was repayable in 24 equal, consecutive, quarterly principal installments of $476.5 each, with the first become becoming due and payable three months from the drawdown date, and a balloon installment of $17,245 payable simultaneously with the 24th installment in May 2021. The DVB $31,000 Facility was secured by a first priority mortgage over the financed vessel and general and specific assignments and was guaranteed by Star Bulk Carriers Corp. In March 2016, this facility was fully repaid following the sale of the vessel Deep Blue (Note 5).

f)	BNP $39,500 Facility:

On March 13, 2015, the Company entered into a committed term sheet with BNP Paribas for up to $39,500 to finance two vessels, the newbuilding vessel Megalodon (ex–HN5056) and the 2004-built Panamax vessel Star Emily. The loan agreement was executed on September 14, 2015 (the “BNP $39,500 Facility”). In early 2016, the Company entered into an agreement to sell the newbuilding vessel Megalodon (ex-HN5056) upon its delivery to the Company (Note 5), and the loan agreement was terminated without having been drawn.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
8.	Long-term debt – (continued):

g)	HSBC $20,000 Dioriga Facility

On April 14, 2014, Dioriga Shipping Co. entered into a loan agreement with HSBC Bank plc (the “HSBC $20,000 Dioriga Facility”) for $20,000 to partially finance the construction cost of the vessel Tsu Ebisu, which was delivered in April 2014. The HSBC $20,000 Dioriga Facility would mature in March 2019 and was repayable in 20 quarterly installments of $350 each, commencing three months after the drawdown, plus a balloon payment of $13,000 due together with the last installment. The HSBC $20,000 Dioriga Facility was secured by a first priority mortgage over the financed vessel and general and specific assignments. On October 3, 2014, a supplemental agreement to the HSBC $20,000 Dioriga Facility was executed in order for Star Bulk Carriers Corp. to become the guarantor of the HSBC $20,000 Dioriga Facility and to include covenants similar to those of the Company’s other vessel financing facilities.

On June 30, 2015, the Company entered into two supplemental agreements with HSBC Bank plc to amend certain covenants included in the HSBC $86,600 Facility and HSBC $20,000 Dioriga Facility until December 31, 2016. In addition, the Company agreed to provide a first priority cross collateralized mortgage over the financed vessels of the HSBC $86,600 Facility and the financed vessel of the HSBC $20,000 Dioriga Facility.

In December 2015, the Company entered into an agreement with a third party to sell the vessel Tsu Ebisu (Note 5) and therefore the Dioriga $20.0 million Facility was fully repaid in January 2016.

h)	CEXIM $57,360 Facility

On June 26, 2014, Oceanbulk Shipping entered into a loan agreement with the Export-Import Bank of China (the “CEXIM $57,360 Facility”) for the financing of an aggregate amount of up to $57,360, which was available in two tranches of $28,680 each, to partially finance the construction cost of the two newbuilding vessels Bruno Marks (ex-HN 1312) delivered in January 2016 and Jenmark (ex -HN 1313), delivered in March 2016. In December 2015, the Company entered into separate agreements with third parties to sell the newbuilding vessels Bruno Marks and Jenmark, upon their delivery to the Company (Note 5) and therefore the CEXIM $57,360 Facility was terminated without being drawn.

Credit Facility Covenants:

The Company’s outstanding credit facilities generally contain customary affirmative and negative covenants, on a subsidiary level, including limitations to:

•	pay dividends if there is an event of default under the Company’s credit facilities or the Deferred Amounts have not been repaid in full;

•	incur additional indebtedness, including the issuance of guarantees, refinance or prepay any indebtedness, unless certain conditions exist;

•	create liens on Company’s assets, unless otherwise permitted under Company’s credit facilities;

•	change the flag, class or management of Company’s vessels or terminate or materially amend the management agreement relating to each vessel;

•	acquire new or sell vessels, unless certain conditions exist;

•	merge or consolidate with, or transfer all or substantially all Company’s assets to, another person; or

•	enter into a new line of business.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
8.	Long-term debt – (continued):

Credit Facility Covenants – (continued):

Furthermore, the Company’s credit facilities contain financial covenants requiring the Company to maintain various financial ratios, including:

•	a minimum percentage of aggregate vessel value to secured loans (security cover ratio or “SCR”);

•	a maximum ratio of total liabilities to market value adjusted total assets;

•	a minimum EBITDA to interest coverage ratio;

•	a minimum liquidity; and

•	a minimum market value adjusted net worth.

As of December 31, 2015 and 2016, the Company was required to maintain minimum liquidity, not legally restricted, of $150,000 and $47,566, respectively, which is included within “Cash and cash equivalents” in the accompanying balance sheets. In addition, as of December 31, 2015 and 2016, the Company was required to maintain minimum liquidity, legally restricted, of $13,997 and $14,004 respectively, which is included within “Restricted cash” current and non-current, in the accompanying balance sheets.

As of December 31, 2015, as a result of market conditions, the market value of certain of the Company’s vessels was below the minimum SCR required under certain loan agreements. A SCR shortfall does not automatically trigger the acceleration of the corresponding loans or constitute a default under the relevant loan agreements. Under these loan agreements, the Company may remedy an SCR shortfall within a period of 10 to 30 days after it receives notice from the lenders by providing additional collateral or repaying the amount of the shortfall. With respect to such SCR shortfall, the Company did not receive any notices from the relevant lenders that would indicate their intention to exercise their rights under the SCR provisions of the relevant loan agreements and cause acceleration of respective outstanding loan amounts. As of December 31, 2015, $14,268, which was the amount that could be made repayable under the SCR provisions by the lenders (or “SCR Shortfall Amount”), was reclassified as current portion of long term debt within current liabilities. Apart from this, as of December 31, 2015, the Company was in compliance with the applicable financial and other covenants contained in its debt agreements, including the 2019 Notes.

As of August 31, 2016, the Company entered into restructuring letter agreements (the “Restructuring Letter Agreements”) with all 15 banks and export credit agencies providing its senior credit facilities to, among other things, (i) defer principal payments owed from June 1, 2016 through June 30, 2018 (the “Deferred Amounts”) to the due date of the balloon installments of each facility, (ii) waive in full or substantially relax the financial covenants, effective during the period until December 31, 2019 and (iii) implement a cash sweep mechanism pursuant to which excess cash at consolidated level will be applied towards the payment of Deferred Amounts, payable pro rata based on each loan facility’s and lease agreement’s (Note 5) outstanding Deferred Amounts relative to the total Deferred Amounts at the end of each quarter. In exchange, the Company agreed to raise additional equity of not less than $50.0 million by September 30, 2016 (which condition was satisfied after the completion of the Company’s equity offering in September 2016, see Note 9) and impose restrictions on paying dividends until all Deferred Amounts have been repaid (the “Restructuring”). In this respect, the Company has classified all of the amounts outstanding under its bank loans as of December 31, 2016, in accordance with their repayment terms, as amended pursuant to the Restructuring.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
8.	Long-term debt – (continued):

Credit Facility Covenants – (continued):

Under all loan agreements, the Company is not allowed to pay dividends until all Deferred Amount have been repaid in full. Additionally, the Company may not pay dividends or distributions if an event of default has occurred and is continuing or would result from such dividend or distribution.

As of December 31, 2016, the Company was in compliance with the applicable financial and other covenants contained in its debt agreements, including the 2019 Notes.

The weighted average interest rate (including the margin) related to the Company’s existing debt, including 2019 Notes and capital leases as of December 31, 2014, 2015 and 2016 was 3.53%, 3.69% and 4.13%, respectively. The commitment fees incurred during the years ended December 31, 2015 and 2016, with regards to the Company’s unused credit facilities were $3,157 and $472, respectively.

The principal payments required to be made after December 31, 2016, for all the then outstanding debt, after giving effect to the Restructuring, are as follows:

Years	Amount
December 31, 2017	$-
December 31, 2018	166,663
December 31, 2019	309,363
December 31, 2020	64,358
December 31, 2021	130,764
December 31, 2022 and thereafter	81,785
Total Long term debt	$752,933
Unamortized Deferred financing fees	9,214
Total Long term debt, net	$743,719
Current portion of long term debt	-
Long term debt, net	743,719

The 8.00% 2019 Notes mature in November 2019 and are presented in the accompanying consolidated balance sheets as of December 31, 2015 and 2016 net of unamortized deferred financing fees of $1,677 and $1,243, respectively.

At December 31, 2016, 61 of the Company’s 67 owned vessels, having a net carrying value of $1,478,226, were subject to first-priority mortgages as collateral to its loan facilities. In addition, six of the Company’s bareboat vessels, having a net carrying value of $228,679, were cross-collateral under the Company’s bareboat lease agreements.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)

8.	Long-term debt – (continued):

Credit Facility Covenants – (continued):

All of the Company’s bank loans bear interest at LIBOR plus a margin. The amounts of “Interest and finance costs” included in the accompanying consolidated statements of operations are analyzed as follows:

	2014	2015	2016
Interest on long term debt	$15,362	$35,969	$40,449
Less: Interest capitalized	(7,838)	(12,079)	(3,940)
Reclassification adjustments of interest rate swap loss transferred to Interest and finance costs from Other comprehensive income	1,055	2,416	1,252
Amortization of deferred finance charges	681	2,732	2,855
Other bank and finance charges	315	623	601
Interest and finance costs	$9,575	$29,661	$41,217

During the year ended December 31, 2016, In connection with the prepayments discussed above following (i) the sale of mortgaged vessels, (ii) the cancellation of certain loan commitments resulting from the sale of certain newbuilding vessels upon their delivery from the shipyards and (iii) the termination of two newbuilding contracts as further discussed in Note 5, $2,375 of unamortized deferred finance charges were written off and included under “Loss on debt extinguishment” in the accompanying consolidated statement of operations for the year ended December 31, 2016. During the year ended December 31, 2015 and 2014, $974 and $652, respectively of unamortized deferred finance charges were written off, in connection with loan prepayments and included under “Loss on debt extinguishment” in the accompanying consolidated statement of operations.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
9.	Preferred, Common Stock and Additional paid in capital:

Preferred Stock: Star Bulk is authorized to issue up to 25,000,000 shares of preferred stock, $0.01 par value with such designations, as voting, and other rights and preferences, as determined by the Board of Directors. As of December 31, 2015 and 2016 the Company had not issued any preferred stock.

Common Stock: On November 23, 2009, at the Company’s annual meeting of shareholders, the Company’s shareholders voted to approve an amendment to the Amended and Restated Articles of Incorporation increasing the number of common shares that the Company is authorized to issue from 100,000,000 registered common shares, par value $0.01 per share, to 300,000,000 registered common shares, par value $0.01 per share.

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

5-for-1 reverse stock split: Effective as of June 20, 2016, the Company effected a five-for-one reverse stock split of its common shares (the “June 2016 Reverse Split”). The reverse stock split was approved by shareholders at the Company’s Special Meeting of Shareholders held on December 21, 2015. The reverse stock split reduced the number of the Company’s common shares from 219,778,437 to 43,955,659 and affected all issued and outstanding common shares. No fractional shares were issued in connection with the reverse split. Shareholders who would otherwise have held a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share. All share and per share amounts disclosed in the accompanying financial statements give effect to this reverse stock split retroactively, for all periods presented.

In July 2014, the Company issued as consideration 10,820,840 common shares (adjusted for the June 2016 Reverse Split) in the July 2014 Transactions, consisting of 9,679,153 common shares for the Merger, 718,546 common shares for the acquisition of the Pappas Companies and 423,141 common shares as partial consideration for the acquisition of the Heron Vessels (Note 1).

As disclosed in Note 3 above, 4,520 common shares (adjusted for the latest reverse stock split discussed above) were issued during the year ended December 31, 2014, as part of the consideration for the acquisition of 33% of the total outstanding common stock of Interchart.

As disclosed in Note 12 below, during the year ended December 31, 2014, the Company issued: (i) 78,833 common shares (adjusted for the June 2016 Reverse Split) in connection with its 2014 Equity Incentive Plan; (ii) 1,600 common shares, which were granted to certain directors of the Company; (iii) 1,866 common shares to the Company’s former Chief Executive Officer, representing the first installment of his minimum guaranteed incentive award in accordance with his consultancy agreement; and (iv) 33,768 shares to the Company’s former Chief Executive Officer pursuant to a termination agreement dated July 31, 2014 (Note 3).

In August 2014, the Company agreed to issue the Excel Vessel Share Consideration of 5,983,462 common shares (adjusted for the latest June 2016 Reverse Split) under the terms of the Excel Transactions. As of December 31, 2015, the Company had issued all shares, out of which 5,131,885 common shares were issued in 2014 as part of the Excel Vessel Share Consideration and the remaining 851,577 shares were issued in 2015 (Note 1 and Note 5).

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
9.	Preferred, Common Stock and Additional paid in capital – (continued):

On January 14, 2015, the Company completed a primary underwritten public offering of 9,800,084 of its common shares, at a price of $25.0 per share (both shares and per share amounts were adjusted for the June 2016 Reverse Split). The aggregate proceeds to the Company, net of underwriters’ commissions and offering expenses, were $242,211.

On May 18, 2015, the Company completed a primary underwritten public offering of 11,250,000 of its common shares, at a price of $16.0 per share (both shares and per share amounts were adjusted for the June 2016 Reverse Split). The aggregate proceeds to the Company, net of underwriters’ commissions and offering expenses, were $175,586.

As disclosed in Note 3 above, 34,234 common shares (adjusted for the June 2016 Reverse Split) were issued during the year ended December 31, 2015, as consideration for the third installment payable to Oceanbulk Maritime S.A. as commission for the shipbuilding contracts of certain of the Company’s newbuilding vessels. On September 9, 2016, the Company issued 138,453 common shares representing the fourth and last installment to Oceanbulk Maritime.

On April 13, 2016, the Company issued 131,545 common shares (adjusted for the June 2016 Reverse Split) in connection with its 2015 Equity Incentive Plan and 3,000 shares (adjusted for the June 2016 Reverse Split) to two of the Company’s directors, which had been granted and vested on July 11, 2014 (as discussed in Note 12). In addition, during the fourth quarter of 2016, the Company issued 558,050 common shares in connection with its 2016 Equity Incentive Plan.

On September 20, 2016, the Company completed a primary underwritten public offering of 11,976,745 of its common shares, at a price of $4.30 per share. The aggregate proceeds to the Company, net of underwriters’ commissions and offering expenses, were $50,278.

10.	Other operational gain:

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

For the year ended December 31, 2015, other operational gain of $592 was recognized, mainly consisting of $550 cash received from the sale of the shares of charterer Korea Line Corporation (“KLC”) acquired in connection with the rehabilitation plan approved by KLC’s creditors.

For the year ended December 31, 2016, other operational gain of $1,565 was recognized, mainly consisting of gain from hull and machinery insurance claims.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
11.	Management fees:

As of January 1, 2015, the Company engaged Ship Procurement Services S.A. (“SPS”), a third party company, to provide to its fleet certain procurement services at a daily fee of $0.295 per vessel. Total management fees to SPS for the year ended December 31, 2015 and 2016, were $7,985 and $7,604, respectively, and are included in Management fees in the accompanying consolidated statement of operations. In addition, Management fees for the year ended December 31, 2015 also include $451 of fees incurred pursuant to the management agreement with Maryville discussed in Note 3.

12.	Equity Incentive Plans:

On February 20, 2014, the Company’s Board of Directors adopted the 2014 Equity Incentive Plan (the “2014 Plan”) and reserved for issuance 86,000 common shares thereunder (adjusted for the June 2016 Reverse Split). The Plan, similarly to the previous incentive plans adopted by the Company, is designed to provide certain key persons, whose initiative and efforts are deemed to be important to the successful conduct of the business of the Company with incentives to enter into and remain in the service of the Company, acquire an interest in the success of the Company, maximize their performance and enhance the long-term performance of the Company.

On February 20, 2014, 78,833 restricted common shares (adjusted for the June 2016 Reverse Split) were granted to certain directors, officers and employees of the Company, which vested on March 20, 2015. Additionally, on February 20, 2014, 1,600 restricted common shares were granted to certain directors of the Company, which vested immediately. The fair value of each share was $54.3, based on the closing price of the Company’s common shares on the grant date (adjusted for the June 2016 Reverse Split). The shares were issued in May 2014 along with 1,866 common shares to the Company’s former Chief Executive Officer, representing the first installment of his minimum guaranteed incentive award in accordance with his consultancy agreement (Note 3).

On July 11, 2014, 3,000 common shares (adjusted for the June 2016 Reverse Split) were granted to two of the Company’s directors and vested on the same date. The Company issued the respective shares in April 2016. The fair value of each share was $60.15, based on the closing price of the Company’s common shares on the grant date (also adjusted for the June 2016 Reverse Split).

On August 4, 2014, the Company issued an aggregate of 33,768 common shares (adjusted for the June 2016 Reverse Split) to its former Chief Executive Officer and current Non-Executive Chairman, in accordance with the terms of an agreement to terminate his consultancy agreement, effective July 31, 2014 (Note 3). The fair value of each share was $53.55, based on the closing price of the Company’s common stock on the grant date, the date of the release agreement (also adjusted for the June 2016 Reverse Split). In addition, as a result of the termination agreement, the second and the third installments of his minimum guaranteed incentive award under his consultancy agreement of 1,867 and 1,867, which would vest on May 3, 2015 and 2016, respectively, were cancelled (Note 3).

On April 13, 2015, the Company’s Board of Directors adopted the 2015 Equity Incentive Plan and reserved for issuance 280,000 common shares thereunder (adjusted for the June 2016 Reverse Split). The terms and conditions of the 2015 Plan are substantially similar to the terms and conditions of Company’s previous equity incentive plans. On the same date, the Company granted 135,230 restricted common shares (adjusted for June 2016 Reverse Split) to certain directors, former directors, officers and employees, which vested in April 13, 2016. The Company issued the respective shares in April 2016. The fair value of each restricted share was $17.75, which was determined by reference to the closing price of the Company’s common shares on the grant date (also adjusted for the June 2016 Reverse Split).

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
12.	Equity Incentive Plans – (continued):

In addition, on the same date, the Board of Directors granted share purchase options of up to 104,250 common shares to certain executive officers, at an option exercise price of $27.50 per share (both adjusted for the June 2016 Reverse Split). These options are exercisable in whole or in part between the third and the fifth anniversary of the grant date, subject to the respective individuals remaining employed by the Company at the time the options are exercised.

The fair value of all share option awards was calculated based on the modified Black-Scholes method. A description of the significant assumptions used to estimate the fair value of the share option awards is set out below:

•	Option type: Bermudan call option

•	Grant Date: April 13, 2015

•
Expected term: Given the absence of expected dividend payments (discussed below), the Company expects that it is optimal for the holders of the granted options to avoid early exercise of the options. As a result, the Company assumes that the expected term of the options is their contractual term (i.e. five years from the grant date).

•
Expected volatility: The Company used the historical volatility of the common shares to estimate the volatility of the price of the shares underlying the share option awards. The final expected volatility estimate, which is based on historical volatility for the two years preceding the grant date, was 59.274%.

•
Expected dividends: The Company does not currently pay any dividends to its shareholders, and the Company’s loan agreements contain restrictions and limitations on dividend payments. Based on the foregoing, the outstanding newbuilding orderbook of the Company and the market conditions prevailing in the dry bulk industry at the time of valuation, the Company’s management determined that for purposes of this calculation the Company is not expected to pay dividends before the expiration of the share options.

•
Dilution adjustment: Compared to the number of common shares outstanding, the Company’s management considers the overall number of shares covered by the options as immaterial, and no dilution adjustment was incorporated in the valuation model.

•
Risk-free rate: The Company has elected to employ the risk-free yield-to-maturity rate to match the expected term of the options (which as explained above is expected to be five years from the grant date). As of the grant date, the yield-to-maturity rate of five-year U.S. Government bonds was approximately 1.3%.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
12.	Equity Incentive Plans – (continued):

On May 9, 2016, the Company’s Board of Directors adopted the 2016 Equity Incentive Plan (the “2016 Plan”) and reserved for issuance 940,000 common shares thereunder (adjusted for the June 2016 Reverse Split). The terms and conditions of the 2016 Plan are substantially similar to the terms and conditions of Company’s previous equity incentive plans. On the same date, 690,000 restricted common shares (adjusted for the June 2016 Reverse Split) were granted to certain directors, officers, employees of the Company, 650,000 of which vested in July, 2016 while the remaining 40,000 will vest on March 1, 2018. The fair value of each share was $3.75, based on the closing price of the Company’s common shares on the grant date (also adjusted for the June 2016 Reverse Split). Out of these shares, 558,050 common shares were issued during the fourth quarter of 2016, and the Company plans to issue the remaining in the first quarter of 2017.

On September 12, 2016, the Company’s Board of Directors granted 345,000 restricted common shares to certain of its directors and officers, for their participation in the negotiations with the Company’s lenders related to the Restructuring. Out of these shares, 305,000 will vest on March 30, 2017, and the remaining 40,000 will vest on March 1, 2018. The fair value of each share was $4.94, based on the closing price of the Company’s common shares on the grant date.

All non-vested shares and options vest according to the terms and conditions of the applicable award agreements. The grantee does not have the right to vote the non-vested shares or exercise any right as a shareholder of the non-vested shares, although the issued and non-vested shares pay dividends as declared. The dividends with respect to these shares are forfeitable. Share options have no voting or other shareholder rights. For the years ended December 31, 2014, 2015 and 2016, the Company paid no dividends on non-vested shares.

The Company expects that there will be no forfeitures of non-vested shares or options. The shares which are issued in accordance with the terms of the Company’s equity incentive plans or awards remain restricted until they vest. For the years ended December 31, 2014, 2015 and 2016, the stock based compensation cost was $5,834, $2,684 and $4,166, respectively, and is included under “General and administrative expenses” in the accompanying consolidated statement of operations.

A summary of the status of the Company’s non-vested restricted shares as of December 31, 2014, 2015 and 2016, and the movement during these years, is presented below:

	Number of shares	Weighted Average Grant Date Fair Value

Unvested as at January 1, 2014	55,333	$37.30
Granted	117,201	54.25
Vested	(89,968)	44.70
Cancelled	(3,733)	31.00
Unvested as at December 31, 2014	78,833	$54.30

Unvested as at January 1, 2015	78,833	$54.30
Granted	135,230	17.75
Vested	(78,833)	54.30
Unvested as at December 31, 2015	135,230	$17.75

Unvested as at January 1, 2016	135,230	$17.75
Granted	1,035,000	4.15
Cancelled	(1,685)	17.75
Vested	(783,545)	6.14
Unvested as at December 31, 2016	385,000	$4.82

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
12.	Equity Incentive Plans – (continued):

The number of shares as well as their exercise price and weighed average grant date fair value have been revised retroactively, for all periods presented, to give effect to the June 2016 Reverse Split, while the total grant date fair value remained unchanged.

A summary of the status of the Company’s non-vested share options as of December 31, 2015 and 2016, and the movement during the year, since granted, is presented below:

Options	Shares	Weighted average exercise price	Weighted Average Grant Date Fair Value

Outstanding at January 1, 2015	-	$-	$-
Granted	104,250	27.5	7.0605
Outstanding as of December 31, 2015	104,250	$27.5	$7.0605

Outstanding at January 1, 2016	104,250	$27.5	$7.0605
Granted	-	-	-
Vested	-	-	-
Outstanding as of December 31, 2016	104,250	$27.5	$7.0605

The number of outstanding options as well as their exercise price and weighed average grant date fair value have been revised retroactively, for all periods presented, to give effect to the June 2016 Reverse Split, by keeping the total grant date fair value unchanged.

The estimated compensation cost relating to non-vested share option and restricted share awards not yet recognized was $483 and $923, respectively, as of December 31, 2016 and is expected to be recognized over the weighted average period of 3.28 years and 0.5 years, respectively. The total fair value of shares vested during the years ended December 31, 2014, 2015 and 2016 was $5,773, $1,301 and $3,580 respectively.

13.	Earnings / (Loss) per share:

All shares issued (including the restricted shares issued under the Company’s equity incentive plan) are the Company’s common stock and have equal rights to vote and participate in dividends. The restricted shares issued under the Company’s equity incentive plans are subject to forfeiture provisions set forth in the applicable award agreement. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. For the years ended December 31, 2014, 2015 and 2016, during which the Company incurred losses, the effect of 78,833, 135,230 and 385,000 non-vested shares (adjusted for the June 2016 Reverse Split), respectively, as well as the effect of 104,250 non vested share options (adjusted for the June 2016 Reverse Split) as of December 31, 2015 and 2016, would be anti-dilutive, and “Basic loss per share” equals “Diluted loss per share.”

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
13.	Earnings / (Loss) per share – (continued):

The Company calculates basic and diluted losses per share as follows:

	2014	2015	2016
Income / (Loss):
Net income / (loss)	$(11,723)	$(458,177)	$(154,228)

Basic earnings / (loss) per share:
Weighted average common shares outstanding, basic	11,688,239	39,124,673	47,574,454
Basic earnings / (loss) per share	$(1.00)	$(11.71)	$(3.24)

Effect of dilutive securities:
Dillutive effect of non vested shares	-	-	-
Weighted average common shares outstanding, diluted	11,688,239	39,124,673	47,574,454

Diluted earnings / (loss) per share	$(1.00)	$(11.71)	$(3.24)

14.	Accrued liabilities:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2015	2016
Audit fees	$386	$216
Legal fees	449	117
Other professional fees	26	7
Vessel Operating and voyage expenses	9,555	7,573
Loan interest and financing fees	4,357	3,539
Income tax	-	267
Total Accrued Liabilities	$14,773	$11,719

15.	Income taxes

The Company is in the business of international shipping and is not subject to a material amount of income taxes. The Company is subjected to tonnage taxes in certain jurisdictions as described below and accounts for these taxes under “Vessel Operating Expenses” in the accompanying statements of operations. Accordingly, the Company does not record deferred taxes as these are immaterial.

The Company does receive dividends from its operating subsidiaries and these are not subject to withholding taxes nor are these dividends taxed at the Company upon receipt. Thus, the Company does not record deferred tax liabilities for any unremitted earnings as there are no taxes associated with the remittances.

The Company is subjected to tax audits in the jurisdictions it operates in. There have been no adjustments assessed to the Company in the past and the Company believes there are no uncertain tax positions to consider.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
15.	Income taxes – (continued):

a)	Taxation on Marshall Islands Registered Companies and tonnage tax

Under the laws of the countries of the shipowning companies’ incorporation and/or vessels’ registration, the shipowning companies are not subject to tax on international shipping income, other than taxation on Maltese registration company described below. However, they are subject to registration and tonnage taxes. In addition, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Hellenic Republic. The technical managers of the Company’s vessels, which are established in Greece under Greek Law 89/67, are responsible for the filing and payment of the respective tonnage tax on behalf the Company. Furthermore, under the New Tonnage Tax System (“TTS”) for Cypriot merchant shipping, qualifying ship managers who opted and are accepted to be taxed under the TTS are subject to an annual tax referred to as tonnage tax, which is calculated on the basis of the net tonnage of the qualifying ships they manage. The technical managers of the Company’s vessels, which are established and operate in Cyprus, are responsible for the filing and payment of the respective tonnage tax. These taxes for 2014, 2015 and 2016 amounted to $1,360, $3,717 and $2,438 respectively, and have also been included under “Vessel operating expenses” in the accompanying statements of operations.

b)	Taxation on US Source Income – Shipping Income

The Company believes that it was exempt from U.S. federal income tax at 4% on U.S. source shipping income for the taxable years up to 2015, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and the Company’s stock was primarily and regularly traded on an established securities market in the United States, as defined by the Internal Revenue Code (IRC) of the United States.

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

For the taxable year 2016 the Company believes that it were not exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that it does not satisfy the Publicly Traded Test for 2016 because it is subject to the 5% Override Rule. As a result, tax reserve of approximately $267 was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2016.

c)	Taxation on Maltese Registered Company

In addition to the tax consequences discussed above, the Company may be subject to tax in one or more other jurisdictions, including Malta, where the Company conducts activities. The Company believes that the amount of any such tax imposed upon its operations for years 2015 and 2016 in Malta will be immaterial.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
16.	Commitments and Contingencies:

a)	Legal proceedings

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

(i)
On July 13, 2011, Star Cosmo was retained by the port authority in the Spanish port of Almeria and was released on July 16, 2011. According to the port authority, the vessel allegedly discharged oily water while sailing in Spanish waters in May 2011, more than two months before being retained, and related records were allegedly deficient. An administrative investigation commenced locally. The fines were finally set by the Spanish administrative authorities to €260,000 (approx. $273, using the exchange rate as of December 31, 2016, eur/usd 1.05) and, following their irrevocable adjudication, the fines have been fully settled and the case is considered closed. Up to $1 billion of the liabilities associated with the individual vessel’s actions, mainly for sea pollution, are covered by the P&I Club Insurance.

(ii)
In March 2013, the Company commenced arbitration proceedings against Hanjin HHIC-Phil Inc., the shipyard that constructed the Star Polaris, relating to an engine failure the vessel experienced in Korea. This resulted in 142 off-hire days and the loss of $2,343 in revenues. The Company pursued the compensation for the cost of the repairs and the loss of revenues and following the arbitration hearing in July 2015, the arbitral tribunal issued its partial final award (the “Award”), which found the yard liable for certain aspects of the claim but did not quantify the Award. Following the dismissal of the loss of revenues claim before the High Court of the United Kingdom in the appeal proceedings, a hearing before the arbitral tribunal to quantify the cost of the repairs for which the yard is liable is pending.

(iii)
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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
16.	Commitments and Contingencies – (continued):

a)	Legal proceedings– (continued):

(iv)
On October 23, 2014, a purported shareholder (the “Plaintiff”) of the Company filed a derivative and putative class action lawsuit in New York state court against the Company’s Chief Executive Officer, members of its Board of Directors and several of its shareholders and related entities. The Company has been named as a nominal defendant in the lawsuit. The lawsuit alleges that the acquisition of Oceanbulk and purchase of several Excel Vessels were the result of self-dealing by various defendants and that the Company entered into the respective transactions on unfair terms. The lawsuit further alleges that, as a result of these transactions, several defendants’ interests in the Company have increased and that the Plaintiff’s interest in the Company has been diluted. The lawsuit also alleges that the Company’s management has engaged in other conduct that has resulted in corporate waste. The lawsuit seeks cancellation of all shares issued to the defendants in connection with the acquisition of Oceanbulk, unspecified monetary damages, the replacement of some or all members of the Company’s Board of Directors and its Chief Executive Officer, and other relief. The Company believes the claims are completely without merit, denies them and intends to vigorously defend against them in court. On November 24, 2014, the Company and the other defendants removed the action to the United States District Court for the Southern District of New York. On March 4, 2015, the Company and the other defendants moved to dismiss the complaint. On February 18, 2016, the court granted the Company’s motion to dismiss in full and dismissed the matter. On February 24, 2016, Plaintiff filed a notice of appeal. The appeal was heard before the Court of Appeals for the Second Circuit on December 6, 2016 and judgment is pending.

b)	Other contingencies:

Contingencies relating to Heron

Following the completion of the Merger, Oceanbulk Shipping became a wholly owned subsidiary of the Company. As further discussed in Note 1, Oceanbulk Shipping owned the Heron Convertible Loan, which was convertible into 50% of Heron’s equity. After the conversion of the loan, on November 5, 2014 (Note 1), Heron is a 50-50 joint venture between Oceanbulk Shipping and ABY Group Holding Limited, and Oceanbulk Shipping shares joint control over Heron with ABY Group Holding Limited. Based on the applicable related agreements, neither party will entirely control Heron. In addition, any operational and other decisions with respect to Heron will need to be jointly agreed between Oceanbulk Shipping and ABY Group Holding Limited. As of December 31, 2016, all vessels previously owned by Heron have been either sold or distributed to its equity holders. While Oceanbulk Shipping and ABY Group Holding Limited intend that Heron eventually will be dissolved shortly after receiving permission from local authorities, until that occurs, contingencies to the Company may arise. However, the pre-transaction investors in Heron effectively remain as ultimate beneficial owners of Heron, until Heron is dissolved on the basis that, according to the Merger Agreement, any cash received or paid by the Company from the final liquidation of Heron will be settled accordingly by Oceanbulk Sellers. As of December 31, 2015, the Company had an outstanding payable of $50 to the Oceanbulk Sellers, respectively, which is included under “Due to related parties” in the accompanying consolidated balance sheets. As this amount was settled in 2016, the Company had no outstanding balance with the Oceanbulk Sellers as of December 31, 2016.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
16.	Commitments and Contingencies – (continued):

c)	Lease commitments:

The following table sets forth inflows or outflows, related to the Company’s leases, as at December 31, 2016.

	Twelve month periods ending December 31,
+ inflows/ - outflows	Total	2017	2018	2019	2020	2021	2022 and thereafter
Future, minimum, non-cancellable charter revenue (1)	$46,161	$45,345	$816	$-	$-	$-	$-
Future, minimum, non-cancellable lease payment under vessel operating leases (2)	(2,334)	(2,334)	-	-	-	-	-
Office rent	(1,397)	(249)	(248)	(245)	(241)	(201)	(213)
Bareboat capital leases - upfront hire & handling fees (3)	(5,800)	(5,800)	-	-	-	-	-
Bareboat commitments charter hire (4)	(168,854)	(4,964)	(11,609)	(14,215)	(14,111)	(14,001)	(109,954)
Total	$(132,224)	$31,998	$(11,041)	$(14,460)	$(14,352)	$(14,202)	$(110,167)

(1)
The amounts represent the minimum contractual charter revenues to be generated from the existing, as of December 31, 2016, non-cancellable time and freight charter until their expiration, net of address commission, assuming no off-hire days other than those related to scheduled interim and special surveys of the vessels.

(2)	The amounts represent the Company’s commitments under the operating lease arrangement for Maiden Voyage disclosed in Note 5.

(3)
The amounts represent the Company’s commitments under the bareboat lease arrangements representing the upfront hire fee and handling fees for those vessels being, as of December 31, 2016, under construction (Note 6).

(4)
The amounts represent the Company’s commitments under the bareboat lease arrangements representing the charter hire for those vessels that, as of December 31, 2016, either are under construction or have been delivered to the Company. The bareboat charter hire is comprised of fixed and variable portion, the variable portion is calculated based on the 6-month LIBOR of 1.34572%, as of December 31, 2016 (please refer to Note 5 and Note 6).

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
17.	Voyage and Vessel operating expenses:

	2014	2015	2016
Voyage expenses
Port charges	$5,132	$17,619	$30,229
Bunkers	33,146	48,535	28,121
Commissions – third parties	1,902	2,915	2,506
Commissions – related parties (Note 3)	1,997	3,350	3,300
Miscellaneous	164	458	1,665
Total voyage expenses	$42,341	$72,877	$65,821

Vessel operating expenses
Crew wages and related costs	$29,449	$65,402	$62,920
Insurances	4,561	8,026	6,124
Maintenance, repairs, spares and stores	9,415	18,577	17,194
Lubricants	3,901	8,187	6,372
Tonnage taxes	1,360	3,717	2,438
Upgrading expenses	3,167	6,205	1,784
Miscellaneous	1,243	2,682	1,998
Total vessel operating expenses	$53,096	$112,796	$98,830

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

18.	Fair value measurements:

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
December 31, 2016
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

In June 2013, the Company entered into two interest rate swap agreements with Credit Agricole Corporate and Investment Bank (the “Credit Agricole Swaps”) to fix forward its floating interest rate liabilities under the two tranches of the Credit Agricole $70,000 Facility (Note 8c). The Credit Agricole Swaps were based on an amortizing notional amount beginning from $26,840 and $28,628, for the Star Borealis andStar Polaris tranches, respectively, of the Credit Agricole $70,000 Facility. The Credit Agricole Swaps were effective by November and August 2014, respectively, and mature in August and November 2018. Under the terms of the Credit Agricole Swaps, the Company pays on a quarterly basis a fixed rate of 1.705% and 1.720% per annum, respectively, while receiving a variable amount equal to the three month LIBOR, both applied on the notional amount of the swaps outstanding at each settlement date. As of December 31, 2016, the notional amount of these swaps was $22,956 and $24,131, for the vessel Star Borealis and the vessel Star Polaris, respectively.

In addition, on April 28, 2014, the Company entered into two interest rate swap agreements (the “HSH Swaps”) to fix forward 50% of its floating interest rate liabilities for the HSH Nordbank $35,000 Facility (Note 8f). The HSH Swaps came into effect in September 2014 and mature in September 2018. Under the terms of the HSH Swaps, the Company is paying on a quarterly basis a fixed rate of 1.765% per annum, while receiving a variable amount equal to the three month LIBOR, both applied on the notional amount of the swaps outstanding at each settlement date. As of December 31, 2016, the notional amount of these swaps was $14,177.

Up to August 31, 2014, because the Credit Agricole Swaps and the HSH Swaps were not designated as accounting hedges, changes in their fair value at each reporting period up to that date, were reported in earnings under “Gain/ (Loss) on derivative financial instruments, net.” On August 31, 2014 the Company designated the Credit Agricole Swaps and the HSH Swaps as cash flow hedges in accordance with ASC 815, “Derivatives and Hedging.” Since that date, the effective portion of these cash flow hedges is reported in “Accumulated other comprehensive income / (loss)” while the ineffective portion of these cash flow hedges is reported under “Gain / (Loss) on derivative financial instruments, net.”

As part of the Merger, the Company acquired five swap agreements that Oceanbulk Shipping had entered during the third quarter of 2013 with Goldman Sachs Bank USA (the “Goldman Sachs Swaps”). The Goldman Sachs Swaps were effective by October 2014 and mature in April 2018. Under their terms, Oceanbulk Shipping makes quarterly payments to the counterparty at fixed rates ranging between 1.79% to 2.07% per annum, based on an aggregate notional amount beginning at $186,307 on July 1, 2015, increasing up to $461,264 on October 1, 2015, and then gradually decreasing through maturity. The counterparty makes quarterly floating rate payments at three-month LIBOR to the Company based on the same notional amount. Upon the completion of the Merger, on July 11, 2014, the Company re-designated the Goldman Sachs Swaps as cash flow hedges in accordance with ASC 815. Accordingly, the effective portion of these cash flow hedges, from that date and until March 31, 2015 (see below), was reported in “Accumulated other comprehensive income / (loss)”, while the ineffective portion of these cash flow hedges was reported as gain under “Gain /(Loss) on derivative financial instruments, net”, in the statement of operations for the relevant period. As of December 31, 2016 the notional amount of these swaps was $412,074.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
18.	Fair value measurements – (continued):

Fair value on a recurring basis: – (continued):

Interest rate swaps:

Due to (i) changes in the timing of delivery of some of the Company’s newbuilding vessels and, by extension, the timing of some of the forecasted transactions, (ii) changes in LIBOR curves, and (iii) the sale of some of the Company’s vessels in 2015 whose loans had been designated as hedged items, the Company determined that the “highly effective” criterion of the hedging effectiveness test for the Goldman Sachs Swaps was not satisfied for the quarter ended June 30, 2015. Consequently, the hedging relationship related to the Goldman Sachs Swaps no longer qualified for special hedge accounting, and as of April 1, 2015, the Company de-designated the cash flow hedge related to the Goldman Sachs Swaps. As a result, changes in the fair value of these swaps since the date of de-designation, April 1, 2015, were reported in earnings under “Gain / (Loss) on derivative financial instruments, net.” The amount already reported up to March 31, 2015 in “Accumulated other comprehensive income / (loss)” with respect to the corresponding swaps is reclassified to earnings when the hedged forecasted transaction impacts the Company’s earnings (i.e., when the hedged loan interest is incurred), except for amounts related to loans of sold or expected to be sold vessels which are being reclassified to earnings when sale is probable, since the forecasted transaction attributable to these vessels is no longer expected to occur. The unamortized balance of “Accumulated other comprehensive income / (loss)” with respect to the corresponding swaps as of December 31, 2016 was $649.

The amount recognized in Other Comprehensive Income / (Loss) is derived from the effective portion of unrealized losses from cash flow hedges.

An amount of approximately ($354) is expected to be reclassified into earnings during the following 12-month period when realized.

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

Forward Freight Agreements:

During the year ended December 31, 2016, the Company entered into a certain number of FFAs on the Capesize, Panamax and Supramax indexes. The results of the Company’s FFAs and the valuation of the Company’s open position as at December 31, 2016 are presented in the tables below.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
18.	Fair value measurements – (continued):

The amount of Gain/ (Loss) on derivative financial instruments, including forward freight agreements recognized in the accompanying consolidated statements of operations are analyzed as follows:

Consolidated Statement of Operations	2014	2015	2016
Gain/(loss) on derivative instruments, net
Unrealized gain/(loss) from the Credit Agricole Swaps and the HSH Swaps before hedging designation (August 31, 2014)	$(799)	$-	$-
Unrealized gain/(loss) from the Goldman Sachs Swaps after de-designation of accounting hedging relationship (April 1, 2015)	-	3,443	2,974
Realized gain/(loss) from the Goldman Sachs Swaps after de-designation of accounting hedging relationship (April 1, 2015)	-	(4,918)	(5,048)
Write-off of unrealized loss related to forecasted transactions which are no longer considered probable reclassified from other comprehensive income/(loss)	-	(1,793)	(42)
Ineffective portion of cash flow hedges	-	-	-
Total Gain/(Loss) on derivative instruments, net	$(799)	$(3,268)	$(2,116)

Interest and finance costs
Reclassification adjustments of interest rate swap loss transferred to Interest and finance costs from Other comprehensive income/(loss)	(1,055)	(2,416)	(1,252)
Total Gain/(Loss) recognized	$(1,854)	$(5,684)	$(3,368)

Gain/(Loss) on forward freight agreements
Realized gain on forward freight agreements	-	-	370
Unrealized gain on forward freight agreements	-	-	41
Total Gain/(Loss) recognized	$-	$-	$411

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
18.	Fair value measurements – (continued):

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2015 and 2016, based on Level 2 observable inputs of the fair value hierarchy.

	Significant Other Observable Inputs (Level 2)
	2015		2016
	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Forward freight agreement - asset position	$-	-	$41	-
Total	$-	-	$41	-
LIABILITIES
Interest rate swaps - liability position (current and non-current)	$7,642	807	$2,908	437
Total	$7,642	807	$2,908	437

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans, bearing interest at variable interest rates, approximates their recorded values as of December 31, 2016.

The 8.00% 2019 Notes have a fixed rate, and their estimated fair value as of December 31, 2016, determined through Level 1 inputs of the fair value hierarchy (quoted price on NASDAQ under the ticker symbol SBLKL), is approximately $43,342.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
18.	Fair value measurements – (continued):

Fair value on a nonrecurring basis

As a result of the decline in charter rates and vessel values during the previous years and because market expectations for future rates were low and vessel values were unlikely to increase to the high levels of 2008, the Company reviewed, in 2014, 2015 and 2016 the recoverability of the carrying amount of its vessels.

The Company’s impairment analysis as of December 31, 2014, indicated that the carrying amount of the Company’s vessels, was recoverable, and therefore, the Company concluded that no impairment charge, was necessary.

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

(iii)
$102,578 relates to certain other operating vessels and newbuildings. Pursuant to its impairment analysis as at December 31, 2015, the Company estimated that these operating vessels and newbuildings would have future undiscounted projected operating cash flows to be earned over their operating life less than their carrying value. In estimating the projected cash flows for these vessels, the Company took into consideration the possibility of their sale, to the extent that attractive sale prices are attainable. The carrying value of these vessels was written down to the fair value as determined by reference to the vessel valuations of independent shipbrokers (as of mid to late December 2015).

The following table summarizes the valuation of these assets described under (ii) and (iii) above, measured at fair value on a non-recurring basis as of December 31, 2015.

Fair Value Measurements Using

Long-lived assets held and used	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3) Impairment loss	Impairment loss
Vessels, net	$—	$259,775	$—	$145,631
Advances for vessels under construction	—	36,152	—	158,532
TOTAL	$—	$295,927	$—	$304,163

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2016
(Expressed in thousands of U.S. dollars – except share, per share data and scrap rates, unless otherwise stated)
18.	Fair value measurements – (continued):

As further disclosed in Note 5, during 2016 the Company recognized an impairment loss of $18,537 related to the sale of two operating vessels and the termination of two newbuilding contracts during the year. The carrying value of the sold vessels was written down to the fair value as determined by reference to their agreed sale prices less the costs of their sale (Level 2). In addition pursuant to the Company’s impairment analysis for its entire fleet, as at December 31, 2016, using the same framework that was used in the previous years, which is discussed in Note 2(n), the Company recognized an additional impairment loss of $10,684. The carrying value of the respective vessels was written down to the fair value as determined by reference to the vessel valuations of independent shipbrokers (as of December 31, 2016).

The table following table summarizes the valuation of these assets measured at fair value on a non-recurring basis as of December 31, 2016:

Long-lived assets held and used	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3) Impairment loss	Impairment loss
Vessels, net	$—	$12,700	$—	$10,684
TOTAL	$—	$12,700	$—	$10,684

In addition, please refer to Note 1 for the fair value of assets acquired and liabilities assumed by the Company at the Merger and the Pappas Transaction on July 11, 2014, which was the acquisition date.

19.	Subsequent Events:

•
On February 2, 2017, the Company completed a private placement of 6,310,272 common shares, at a price of $8.154 per share (the “February 2017 Private Placement”). The aggregate gross proceeds to the Company were approximately $51.5 million, raised for general corporate purposes. One of the Company’s significant shareholders, Oaktree and its affiliates, purchased a total of 3,244,292 of the common shares in the February 2017 Private Placement.

•	On February 9, 2017, the Company entered into agreement with a third party to sell the vessel Star Eleonora at market terms. The vessel was delivered to its new owner in early March.

•
On March 1, 2017, the Company took delivery of the Newcastlemax vessel Star Virgo (ex HN 1371), which, as disclosed in Note 5, is financed under a bareboat charter accounted for as a capital lease, from CSSC (Hong Kong) Shipping Company Limited.

•
In March 2017, the Company entered into definitive agreements to acquire two modern Kamsarmax drybulk carriers from an unaffiliated third party for an aggregate total consideration of $30.3 million. Each of the vessels has a carrying capacity of 81,713 deadweight tons and was built with high specifications at Jiangsu New Yangzijiang in 2013. The vessels are expected to be delivered to the Company between March and May 2017. The Company is currently in advanced discussions with a financial institution to secure financing for up to 50% of the acquisition costs of the vessels.