Form 20-F
period 2017-12-31
Star Bulk Carriers Corp.
filed 2018-03-22
CIK 1386716

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Maroussi 15124, Athens, Greece
(Name, telephone, email and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Name of exchange on which registered
Common Shares, par value $0.01 per share 8.30% Senior Notes due 2022	Nasdaq Global Select Market Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2017, there were 64,160,004 common shares of the registrant outstanding.
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
Emerging Growth Company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	general dry bulk shipping market conditions, including fluctuations in charter hire rates and vessel values;

•	the strength of world economies;

•	the stability of Europe and the Euro;

•	fluctuations in interest rates and foreign exchange rates;

•	changes in demand in the dry bulk shipping industry, including the market for our vessels;

•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events;

•	the availability of financing and refinancing;

•	our ability to meet requirements for additional capital and financing to grow our business;

•	the impact of our indebtedness and the restrictions in our debt agreements;

•	vessel breakdowns and instances of off-hire;

•	risks associated with vessel construction;

i

•	potential exposure or loss from investment in derivative instruments;

•	potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management; and

•	other important factors described in “Risk Factors.”

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

See the sections entitled “Risk Factors” of this Annual Report on Form 20-F for the year ended December 31, 2017 for a more complete discussion of these risks and uncertainties and for other risks and uncertainties.  These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements.  Other unknown or unpredictable factors also could harm our results.  Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us.  Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

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

We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Our vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006 and maintain executive offices in Athens, Greece. Our common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. On a fully delivered basis, we expect to have a fleet of 74 vessels, with an aggregate capacity of 8.2 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with carrying capacities between 52,055 dwt and 209,537 dwt. Our fleet currently includes 72 operating vessels, with an additional two newbuilding vessels under construction in China for expected delivery in April 2018.

Oaktree

Oaktree is our largest shareholder.  Oaktree Capital Management, L.P., together with its affiliates, is a leader among global investment managers specializing in alternative investments, with $100.2 billion in assets under management as of December 31, 2017.  The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in distressed debt, corporate debt (including high yield debt and senior loans), control investing, convertible securities, real estate and listed equities.  Headquartered in Los Angeles, the firm has over 900 employees and offices in 18 cities worldwide.  See “Item 7 “Major Shareholders and Related Party Transactions” for a discussion on the various limitations on the transfer and voting of our common shares by Oaktree.

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

Following the 15-for-1 reverse stock split effected on October 15, 2012, pursuant to which every fifteen common shares issued and outstanding were converted into one common share, and the 5-for-1 reverse stock split effected on June 20, 2016 (the “June 2016 Reverse Stock Split”), pursuant to which every five common shares issued and outstanding were converted into one common share, all share and per share amounts disclosed throughout this Annual Report have been retroactively updated to reflect these changes in capital structure.

The historical results included below and elsewhere in this document are not necessarily indicative of the future performance of Star Bulk.

3.A.(i) CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands of U.S. Dollars, except per share and share data)

	2013	2014	2015	2016	2017
Voyage revenues	68,296	145,041	234,035	221,987	331,976
Management fee income	1,598	2,346	251	119	-
	69,894	147,387	234,286	222,106	331,976

Voyage expenses	7,549	42,341	72,877	65,821	64,682
Charter-in hire expenses	-	-	1,025	3,550	5,325
Vessel operating expenses	27,087	53,096	112,796	98,830	101,428
Dry docking expenses	3,519	5,363	14,950	6,023	4,262
Depreciation	16,061	37,150	82,070	81,935	82,623
Management fees	-	158	8,436	7,604	7,543
General and administrative expenses	9,910	32,723	23,621	24,602	30,955
Bad debt expense	-	215	-	-	-
(Gain)/ Loss on forward freight agreements) and bunker swaps	-	-	-	(411)	841
Impairment loss	-	-	321,978	29,221	-
Loss on time charter agreement termination	-	-	2,114	-	-
Other operational loss	1,125	94	-	503	989
Other operational gain	(3,787)	(10,003)	(592)	(1,565)	(2,918)
Loss on sale of vessel	87	-	20,585	15,248	(2,598)
Gain from bargain purchase	-	(12,318)	-	-	-
	61,551	148,819	659,860	331,361	293,132

Operating income / (loss)	8,343	(1,432)	(425,574)	(109,255)	38,844

Interest and finance costs	(6,814)	(9,575)	(29,661)	(41,217)	(50,458)
Interest and other income	230	629	1,090	876	2,997
(Loss) / gain on derivative instruments, net	91	(799)	(3,268)	(2,116)	246
Loss on debt extinguishment	-	(652)	(974)	(2,375)	(1,257)
Total other expenses, net	(6,493)	(10,397)	(32,813)	(44,832)	(48,472)

Income/ (Loss) Before Equity in Income of Investee	1,850	(11,829)	(458,387)	(154,087)	(9,628)
Equity in income of investee	-	106	210	126	93
Income / (Loss) before taxes	1,850	(11,723)	(458,177)	(153,961)	(9,535)
Income taxes	-	-	-	(267)	(236)
Net income / (loss)	1,850	(11,723)	(458,177)	(154,228)	(9,771)
Earnings / (loss) per share, basic	0.66	(1.00)	(11.71)	(3.24)	(0.16)
Earnings / (loss) per share, diluted	0.66	(1.00)	(11.71)	(3.24)	(0.16)
Weighted average number of shares outstanding, basic	2,810,269	11,688,239	39,124,673	47,574,454	63,034,394
Weighted average number of shares outstanding, diluted	2,823,278	11,688,239	39,124,673	47,574,454	63,034,394

3.A.(ii) CONSOLIDATED BALANCE SHEET AND OTHER FINANCIAL DATA

(In thousands of U.S. Dollars, except per share data)

	2013	2014	2015	2016	2017
Cash and cash equivalents	53,548	86,000	208,056	181,758	257,911
Advances for vessels under construction and vessel acquisition	67,932	454,612	127,910	64,570	48,574
Vessels and other fixed assets, net	326,674	1,441,851	1,757,552	1,707,209	1,775,081
Total assets	466,974	2,054,055	2,148,846	2,011,702	2,145,764
Current liabilities, including current portion of long-term debt, short term lease commitments and Excel Vessel Bridge Facility	29,734	140,198	131,631	6,235	189,306
Total long-term debt including long term lease commitments and Excel Vessel Bridge Facility, excluding current portion, net of unamortized deferred finance fees	170,934	709,389	795,267	896,332	789,878
8.00% Senior Notes due 2019 Notes and 8.30% Senior Notes due 2022 Notes, net of unamortized deferred finance fees(8)	-	47,890	48,323	48,757	48,000
Common stock	58	218	438	566	642
Stockholders’ equity	266,106	1,154,302	1,135,358	1,037,230	1,088,052
Total liabilities and stockholders’ equity	466,974	2,054,055	2,148,846	2,011,702	2,145,764

OTHER FINANCIAL DATA

Net cash provided by/(used in) operating activities	27,495	12,819	(14,578)	(33,448)	80,970
Net cash provided by/(used in) investing activities	(107,618)	(437,075)	(397,533)	(13,216)	(126,852)
Net cash provided by/(used in) financing activities	111,971	456,708	534,167	20,366	122,035

FLEET DATA
Average number of vessels (1)	13.34	28.88	69.06	69.77	69.55
Total ownership days for fleet (2)	4,868	10,541	25,206	25,534	25,387
Total available days for fleet (3)	4,763	10,413	24,096	24,623	25,272
Charter-in days for fleet (4)	-	-	108	366	428
Fleet utilization (5)	98%	99%	96%	96%	100%

AVERAGE DAILY RESULTS (In U.S. Dollars)
Time charter equivalent (6)	14,088	10,450	7,042	6,208	10,393
Vessel operating expenses (7)	5,564	5,037	4,475	3,871	3,995

(1)
Average number of vessels is the number of vessels that constituted our operating fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our operating fleet during the period divided by the number of calendar days in that period.

(2)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period.

(3)	Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and lay-up days, if any.

(4)	Charter-in days are the total days that we charter-in third-party vessels.

(5)	Fleet utilization is calculated by dividing (x) available days plus charter-in days by (y) ownership days plus charter-in days for the relevant period.

(6)
Time charter equivalent rate (the “TCE rate”) represents the weighted average daily TCE rate of our entire fleet.  TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses, charter-in hire expenses and amortization of fair value of above/below  market acquired time charter agreements) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Charter-in hire expenses related to hire paid to charter-in third party vessels either under time charters or voyage charters. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters and bareboat charters) under its vessels may be employed between the periods. We included TCE revenues, a non-GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and in evaluating our financial performance. The above reported TCE rate for the year ended December 31, 2017, calculated excluding Star Logistics that was recently formed as further discussed elsewhere herein. Our calculation of TCE rate may not be comparable to that reported by other companies.  For further information concerning our calculation of TCE rate and of reconciliation of TCE rate to voyage revenue, please see “Item 5.  Operating and Financial Review and Prospects - A. Operating Results.”

(7)	Average daily operating expenses per vessel are calculated by dividing vessel operating expenses by Ownership days.

(8)
On November 6, 2014, we issued $50.0 million aggregate principal amount of 8.00% Senior Notes due 2019 (the “2019 Notes”).  The net proceeds were $48.4 million.  On November 9, 2017, we issued $50.0 million aggregate principal amount of 8.30% Senior Notes due 2022 (the “2022 Notes”).  The proceeds were $50.0 million were applied, to redeem the 2019 Notes on December 11, 2017 at an aggregate redemption price of 100% of the outstanding principal amount, plus accrued and unpaid interest to, but not including, the date of redemption.

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

Risks Related to Our Industry

Charter hire rates for dry bulk vessels are volatile and have declined significantly the past years since their historic highs and may remain at low levels or further decrease in the future, which may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.

The dry bulk shipping industry is cyclical with high volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely, and in recent years, charter hire rates for dry bulk vessels have declined significantly from historically high levels. In the past, time charter and spot market charter rates for dry bulk carriers have declined below operating costs of vessels (including as recently as 2016). The Baltic Dry Index, or the “BDI”, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market, declined from a high of 11,793 in May 2008 to a low of 290 in February 2016, which represents a decline of 98%. In 2017, the BDI ranged from a low of 685 in February, 2017, to a high of 1,743 in December 2017. As of February 27, 2018, the BDI was 1,188.

Our ability to be profitable will depend upon a number of factors.  Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major commodities carried by water internationally.  Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.  Since we charter our vessels principally in the spot market, we are exposed to the cyclicality and volatility of the spot market.  Spot market charter hire rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity, and we may be unable to keep our vessels fully employed in these short-term markets.  Alternatively, charter rates available in the spot market may be insufficient to enable our vessels to operate profitably.  A significant decrease in charter rates would also affect asset values and adversely affect our profitability, cash flows and our ability to pay dividends, if any.

Factors that influence the demand for dry bulk vessel capacity include:

•	supply of and demand for energy resources, commodities, consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes and strikes;

•	natural disasters;

•	embargoes and strikes;

•	disruptions and developments in international trade, including trade disputes or the imposition of tariffs on various commodities or finished goods;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

Factors that influence the supply of dry bulk vessel capacity include:

•	the number of newbuilding orders and deliveries including slippage in deliveries;

•	number of shipyards and ability of shipyards to deliver vessels;

•	port and canal congestion;

•	the scrapping rate of vessels;

•	speed of vessel operation;

•	vessel casualties;

•	the number of vessels that are out of service, namely those that are laid-up, dry docked, awaiting repairs or otherwise not available for hire;

•	availability of financing for new vessels;

•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	changes in environmental and other regulations that may limit the useful lives of vessels.

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

We anticipate that the future demand for our dry bulk vessels will be dependent upon economic growth in the world’s economies, including China, Japan and India, seasonal and regional changes in demand, changes in the capacity of the global dry bulk fleet, including vessel scrapping and ordering rates of newbuildings, and the sources and supply of dry bulk cargo to be transported by sea. A decrease in the level of China’s imports of raw materials or a decrease in trade globally could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.  Global dry bulk fleet growth is expected to decline over the next two years, as a result of low orders placed over the past three years and thus low expected deliveries Although global economic condition have improved, there can be no assurance as to the sustainability of future economic growth.  Adverse economic, political, social or other developments could have a material adverse effect on our business, financial condition and operating results.

If we are required to charter our vessels at a time when demand and charter rates are very low, we may not be able to secure employment for our vessels at all, or we may have to accept reduced and potentially unprofitable rates.  If we are unable to secure profitable employment for our vessels, we may decide to lay-up some or all unemployed vessels until such time that charter rates become attractive again.  During the lay-up period, we will continue to incur some expenditures, such as insurance and maintenance costs, for each such vessel.  Additionally, before exiting lay-up, we will have to pay reactivation costs for any such vessel to regain its operational condition.  As a result, our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our credit facilities, may be affected.

Global economic conditions may continue to negatively impact the dry bulk shipping industry.

Slow growth rates in the global economy may negatively impact the dry bulk industry.  General market volatility has endured over the last several years as a result of uncertainty about the growth rate of the world economy and the Chinese economy in particular, on which the dry bulk industry depends to a significant degree.  Freight and charter rates have declined significantly in recent years, but have increased from historic lows due to a recent improvement of demand for dry bulk commodities, as well as due to slowing growth rates in the supply of dry bulk newbuilding vessel deliveries. Although supply and demand fundamentals have improved, in recent years the relatively weak global economic conditions have and may continue to have a number of adverse consequences for dry bulk and other shipping sectors, including, among other things:

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

The current state of global financial markets and current economic conditions may adversely impact our results of operations, financial condition, cash flows and ability to obtain financing or refinance our existing and future credit facilities on acceptable terms, which may hinder or prevent us from operating or expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide.  These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing.  The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or preclude us from issuing equity at all.  Economic conditions may also adversely affect the market price of our common shares.

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

Political uncertainty and the rise of populist or nationalist political parties could have a material adverse effect on our revenue, profitability and financial position.

As a result of the lingering effects of the recent global financial crisis and the limited global recovery, the rise of populist or nationalist political parties and economic nationalist sentiments has led to increasing political uncertainty and unpredictability throughout the world.  On June 23, 2016, the United Kingdom held a referendum at which the electorate voted to leave the Council of the European Union (the “E.U.”).  On March 29, 2017, the government of the United Kingdom invoked article 50 of the Treaty of Lisbon (the “Treaty”) and formally initiated the withdrawal of the United Kingdom from the E.U.  The Treaty provides for a period of up to two years for negotiation of withdrawal arrangements, at the end of which (whether or not agreement has been reached) the treaties cease to apply to the withdrawing Member State unless the European Council, in agreement with the Member State concerned, unanimously decides to extend this period.  While the government of the United Kingdom and the E.U. continue the withdrawal negotiations, and possibly after these negotiations have been completed, there is considerable uncertainty as to the position of the United Kingdom and the arrangements which will apply to its relationships with the E.U. and other countries following its withdrawal.  This uncertainty may affect other countries in the E.U., or elsewhere, if they are considered to be impacted by these events.  Additionally, political parties in several other E.U. member states have proposed that a similar referendum be held on their country’s membership in the E.U.  It is unclear whether any other E.U. member states will hold such referendums, but such referendums could result in one or more other countries leaving the E.U. or in major reforms being made to the E.U. or to the Eurozone.  These potential developments, market perceptions concerning these and related issues and the attendant regulatory uncertainty regarding, for example, the posture of governments with respect to taxation and international trade and law enforcement, could have a material adverse effect on our revenue, profitability and financial position.

The rise of populist or nationalist political parties may lead to increased trade barriers, trade protectionism and restrictions on trade.  Our operations expose us to the risk that increased trade protectionism will adversely affect our business.  If the continuing global recovery is undermined by downside risks and the recent economic downturn is prolonged, governments, especially populist governments, may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping.  Specifically, increasing trade protectionism in the markets that our charterers serve has caused and may continue to cause an increase in: (1) the cost of goods exported from China, (2) the length of time required to deliver goods from China and (3) the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped.

Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. As an example of such restrictions, in March 2018, President Trump signed a proclamation imposing a 25% ad valorem tariff on steel products imported into the United States, with the exception of steel imported from Canada, Mexico and Australia. The US government is considering exemption requests from other exporting countries. In response to these tariffs, the E.U. and other countries are evaluating the use the retaliatory measures, which would further increase the barriers to trade. Any increased trade barriers or restrictions on trade could have a material adverse effect on our business, results of operations and financial condition.

If economic conditions throughout the world do not improve, it may negatively affect our results of operations, financial condition and cash flows, and may adversely affect the market price of our common shares.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions.  In addition, the world economy is currently facing a number of new challenges, recent turmoil and hostilities in various regions, including Syria, Iraq, North Korea, North Africa and Ukraine.  The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. Additionally, global financial markets and economic conditions have been, and continue to be volatile.  Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide. Continuing instability could have a material adverse effect on our ability to implement our business strategy.

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

Continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region.  Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of GDP, which had a significant impact on shipping demand.  As published by the Chinese National Bureau of Statistics, based on the country’s preliminary accounting results, the growth rate of China’s GDP the year ended December 31, 2017 was 6.9%.  This growth rate is well below pre-2008 levels, albeit within the government’s targets.  China has imposed measures to restrain lending from time to time, which may further contribute to a slowdown in its economic growth China has also announced plans to gradually transition from an investment led growth model to a consumption driven economic growth model, which could lead to smaller demand for iron ore and other commodities, and result in a decrease of demand in China for shipping.  This transition may take place over the span of a number of years, and there can be no assurance as to the time frame for such a transformation or that any such transformation will occur at all.  Overall, though, it is possible that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the future.  Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere.  Our business, financial condition and results of operations, ability to pay dividends, if any, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

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

Similarly, a negative change in the economic or regulatory conditions in any significant Asian economy, including Japan and India, could reduce dry bulk trade and demand, which could reduce charter rates and have a material adverse effect on our business, financial condition and results of operations.

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

The market values of our vessels have declined in recent years and may further decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities or result in impairment charges, and we may incur a loss if we sell vessels following a decline in their market value.

The fair market values of dry bulk vessels have generally experienced high volatility in recent years.  The fair market value of our vessels may continue to fluctuate depending on a number of factors, including:

•	prevailing level of charter hire rates;

•	general economic and market conditions affecting the shipping industry;

•	types, sizes and ages of vessels;

•	supply of and demand for vessels;

•	other modes of transportation;

•	distressed asset sales, including newbuilding contract sales below acquisition costs due to lack of financing

•	cost of newbuildings;

•	governmental or other regulations;

•	the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	technological advances; and

•	competition from other shipping companies and other modes of transportation.

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

Furthermore, as described under “Item 5.  Operating and Financial Review and Prospects - A. Operating Results - Critical Accounting Policies - Impairment of long-lived assets,” due to the decline during the past years in vessel values, we have recorded an impairment charge in prior years in our consolidated financial statements which have adversely affected our financial results.  In addition, because we sold vessels at a time when vessel prices had fallen and before we recorded an impairment adjustment to our consolidated financial statements, the sale proceeds were less than the vessels’ carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings.

The value of our long-lived assets can become further impaired, as indicated by factors such declines in the fair market value of vessels, decreases in market charter rates, vessel sale and purchase considerations, fleet utilization, regulatory changes in the dry bulk shipping industry or changes in business plans or overall market conditions that may adversely affect cash flows. We will continue testing for impairment regularly, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

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

In order to comply with emerging ballast water treatment requirements, we may have to purchase ballast water treatment systems for 45 vessels of our fleet and modify our vessels to accommodate such systems.

Many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive harmful species via such discharges.  The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternative measure, and to comply with certain reporting requirements.  The International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), adopted by the UN International Maritime Organization in February 2004, calls for the phased introduction of mandatory reducing living organism limits in ballast water over time. In general, ships whose keel was laid after September 8, 2017 must comply with these requirements upon their delivery, while existing ships must comply by the first renewal of the International Oil Pollution Prevention certificate (the “IOPP”) after September 8, 2019. Although the BWM Convention took effect on September 8, 2017 (or after September 8, 2019 in case no IOPP renewal has been credited between September 8, 2014 and September 8, 2017), it has not been ratified by the United States. The United States Coast Guard (the “USCG”), however, has adopted ballast water treatment regulations that impose ballast water discharge standards similar to those of the BWM Convention. The USCG has created mandatory testing procedures to prove a ballast water management system meets the USCG’s discharge standards. The USCG has so far approved six mechanical systems that satisfy the USCG’s regulations on ballast water treatment.  The USCG previously provided five year waivers to vessels already fitted with the as-yet unapproved system from their scheduled compliance date.  The USCG also provides extensions to compliance for vessels not presently fitted with ballast water treatment systems, with such extensions generally bringing USCG compliance dates closer to relevant requirements by BWM Convention. Vessels now requiring such a waiver will need to show why they cannot install the ballast water treatment.

Overall, in order to comply with these living organism limits, vessel owners may have to install expensive ballast water treatment systems or make port facility disposal arrangements and modify existing vessels to accommodate those systems.  We cannot predict whether other countries will adopt the BWM Convention or similar requirements unilaterally.  Adoption of the BWM Convention standards could have an adverse material impact on our business, financial condition and results of operations depending on the available ballast water treatment systems and the extent to which existing vessels must be modified to accommodate such systems.

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

Our business could be adversely impacted if we are found to have violated economic sanctions, prohibitions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the E.U. and its member countries or another applicable jurisdiction against countries or territories such as Iran, Sudan, Syria North Korea, Cuba and Crimea.  U.S. economic sanctions, for example, prohibit a wide scope of conduct, target numerous countries and individuals, are frequently updated or changed and have vague application in many situations.

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

Although we believe that we are in compliance with applicable sanctions laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the relevant sanctions restrictions are often ambiguous and change regularly.  Any such violation could result in fines or other penalties that could severely impact our ability to access U.S. and European capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us.  Even inadvertent violations of economic sanctions laws and regulations can result in the imposition of material fines and restrictions and could adversely affect our business, financial condition and results of operations, our reputation, and the market price of our common shares.  In addition, regardless of any violation of applicable sanctions laws, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have ties of any kind to countries identified by the United States as state sponsors of terrorism (currently, Iran, North Korea, Sudan and Syria).  The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades.  Moreover, our charterers may violate applicable sanctions laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation.

Our operating results are subject to seasonal fluctuations.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in volatility in our operating results to the extent that we enter into new charter agreements or renew existing agreements during a time when charter rates are weaker or we operate our vessels on the spot market or index based time charters, which may result in quarter-to-quarter volatility in our operating results. The dry bulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. Since we charter our vessels principally in the spot market, our revenues from our dry bulk carriers may be weaker during the fiscal quarters ended June 30 and September 30, and stronger during the fiscal quarters ended December 31 and March 31.

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

The international shipping industry is an inherently risky business involving global operations.  Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events.  In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels.  Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Furthermore, the operation of certain vessel types, such as dry bulk carriers, has certain unique risks.  For a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk.  By their nature, dry bulk cargoes are often heavy, dense and easily shifted and react badly to water exposure.  In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers.  This treatment may cause damage to the vessel.  Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea.  Hull breaches in dry bulk carriers may lead to the flooding of the vessels’ holds.  If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel.  If we are unable to adequately maintain our vessels, we may be unable to prevent these events. The total loss or damage of any of our vessels or cargoes could harm our reputation as a safe and reliable vessel owner and operator.  Any of these circumstances or events may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends, if any.  In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

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

Our vessels and their cargoes are at risk of being damaged or lost because of events or risks such as Acts of God, marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy, cyber-attack, radioactive contamination and other circumstances or events.  In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels.  Any of these events may result in personal injury or death, loss, damage or destruction of property or environmental damage, delays in delivery of cargo, governmental fines, penalties or restrictions on conducting business, higher insurance rates, loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters. Epidemics and other public health incidents may also lead to crew member illness, which can disrupt the operations of our vessels, or to public health measures, which may prevent our vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas.

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

We maintain and expect to maintain hull and machinery insurance, protection insurance and indemnity insurance for all of our existing and newbuilding vessels, which includes environmental damage and pollution insurance coverage and war risk insurance for our fleet.  We do not maintain nor expect to maintain, for our vessels, insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel.  Therefore, if the availability of a vessel for hire is interrupted, the loss of earnings due to such interruption could negatively affect our business.  Even if our insurance is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss.

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

We may be subject to increased premium payments, or calls, in amounts based on our claim records and the claim records of our fleet managers as well as the claim records of other members of the protection and indemnity associations (P&I Associations) through which we receive insurance coverage for tort liability, including pollution-related liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs in the event of a claim or decrease any recovery in the event of a loss.  In addition, our P&I Associations may not have enough resources to cover claims made against them.  Our payment of these calls could result in a significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Our vessels may call in ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members.  To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or restrictions which could have an adverse effect our reputation,  business, financial condition, results of operations and cash flows.

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

We generate all of our revenue in U.S. dollars, and the majority of our expenses are denominated in U.S. dollars.  However, a portion of our ship operating and administrative expenses are denominated in currencies other than U.S. dollars.  For the years ended December 31, 2016 and 2017, we incurred approximately 8% and 6%, respectively, of our operating expenses and 62% and 53%, respectively, of our general and administrative expenses in currencies other than U.S. dollars.  This difference could lead to fluctuations in net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro.  Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing our earnings.  Declines in the value of the dollar could lead to higher expenses payable by us.  While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may employ such instruments from time to time in the future in order to minimize this risk.  Any future use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the notional amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Risks Related to Our Company

We cannot assure you that we will be successful in finding employment for all of our vessels.

As of February 27, 2018, our existing fleet of 72 vessels had an aggregate capacity of approximately 7.8 million dwt.  We have also entered into or acquired construction contracts, either directly with the shipyards or indirectly through the use of bareboat agreements with purchase options, for two newbuilding vessels, with scheduled deliveries to us in April 2018. We intend to employ our vessels primarily in the spot market, under short term time charters or voyage charters.  We cannot assure you that we will be successful in finding employment for our vessels in the volatile spot market immediately upon their deliveries to us or whether any such employment will be at profitable rates, nor can we assure you continued timely employment of our existing vessels. If demand for our vessels is not at desirable levels, we may not be able to generate enough revenues to operate profitably or to generate positive cash flows.  In such a case, we may need to undertake further restructuring activities or deleveraging measures in the future, which could have a material adverse effect on our business and results of operations and have a material and adverse effect on holders of our common shares.

We are highly leveraged, which could significantly limit our ability to execute our business strategy and has increased the risk of default under our debt obligations.

As of February 27, 2018, we had $1,020.0 million of outstanding indebtedness under our outstanding credit facilities and debt securities, including our capital lease obligations and the 2022 Senior Notes.

Our outstanding debt agreements impose operating and financial restrictions on us.  These restrictions limit our ability, or the ability of our subsidiaries party thereto, to among other things:

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

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions.  Our lenders’ interests may be different from our interests and we may not be able to obtain our lenders’ permission when needed.  This may limit our ability to pay dividends on our common shares if we determine to do so in the future, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

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

These covenants and restrictions may adversely affect our ability to finance future operations or limit our ability to pursue certain business opportunities or take certain corporate actions, restricting our growth and operations.  The covenants may also restrict our flexibility in planning for changes in our business and the industry and make us more vulnerable to economic downturns and adverse developments.  A breach of any of the covenants in, or our inability to maintain the required financial ratios under, our debt agreements could result in a default under our debt agreements.  If a default occurs under our credit facilities, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets.  Moreover, in connection with any waivers or amendments to our credit facilities that we may obtain, our lenders may impose additional operating and financial restrictions on us or modify the terms of our existing credit facilities.  These restrictions may further restrict our ability to, among other things, pay dividends, repurchase our common shares, make capital expenditures, or incur additional indebtedness.

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

Furthermore, our debt agreements contain cross-default provisions that may be triggered if we default under the terms of any one of our financing agreements.  In the event of default by us under one of our debt agreements, the lenders under our other debt agreements could determine that we are in default under such other financing agreements.  Such cross defaults could result in the acceleration of the maturity of such debt under these agreements and the lenders thereunder may foreclose upon any collateral securing that debt, including our vessels, even if we were to subsequently cure such default.  In the event of such acceleration or foreclosure, we might not have sufficient funds or other assets to satisfy all of our obligations, which would have a material adverse effect on our business, results of operations and financial condition.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We have entered into, and may enter into in the future, various contracts, including charterparties and contracts of affreightment with our customers, newbuilding contracts with shipyards, credit facilities with our lenders and operating leases as charterers.  These agreements subject us to counterparty risks.  The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses.  In addition, in the event any shipyards do not perform under their contracts, and we are unable to enforce certain refund guarantees with third-party lenders for any reason, we may lose all or part of our investment, and we may not be able to operate the vessels we ordered in accordance with our business plan.  Should our counterparties fail to honor their obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We are currently prohibited from paying dividends under our debt agreements, and we may be unable to pay dividends in the future.

Under the terms of our outstanding financing arrangements, we are subject to various restrictions on our ability to pay dividends.  Our financing arrangements prevent us from paying dividends if an event of default exists under our credit facilities or if the Deferred Amounts have not been repaid in full.  See “Item 5.  Operating and Financial Review and Prospects-B.  Liquidity and Capital Resources-Senior Secured Credit Facilities” and Note 8, “Long Term Debt” to our audited consolidated financial statements, for more information regarding these restrictions contained in our financing arrangements.  In general, when dividends are paid, they are distributed from our operating surplus, in amounts that allow us to retain a portion of our cash flows to fund vessel or fleet acquisitions and for debt repayment and other corporate purposes, as determined by our management and board of directors.

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

Our success depends in large part on the ability of us to attract and retain highly skilled and qualified personnel, both shoreside personnel and crew.  We require technically skilled employees with specialized training who can perform physically demanding work.  Competition to attract and retain qualified crew members and shoreside personnel is intense due to the increase in the size of the global shipping fleet.  In addition, if we are not able to obtain higher charter rates to compensate for any crew cost and salary increases, it could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.  If we cannot hire, train and retain a sufficient number of qualified employees, we may be unable to manage, maintain and grow our business, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life.  Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly.  Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits.  The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations.  If new dry bulk carriers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease.  In addition, although we view the fuel efficiency of our Eco-type vessels, which we define as vessels that are designed to be more fuel-efficient than standard vessels of similar size and age, as a competitive advantage, this competitive advantage may eventually erode (along with vessel value) as more Eco-type vessels are put into service by our competitors and older, less fuel-efficient vessels are retired.  As a result, our business, results of operations, cash flows and financial condition could be adversely affected by technological innovation.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations.  Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business, including processing, transmitting and storing electronic and financial information, is dependent on computer hardware and software systems.  Information systems are vulnerable to security breaches by computer hackers and cyber terrorists.  We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems.  However, these measures and technology may not adequately prevent security breaches.  In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer.  Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

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

We may be, from time to time, involved in various litigation matters.  These matters may include, among other things, contract disputes, shareholder litigation, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, property casualty claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business.  Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us.  Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

We may have difficulty managing our planned growth properly.

Historically, we have grown through acquisitions, including the July 2014 Transactions and the Excel Transactions (each as defined below under “Item 4. Information on the Company”), and we have built a number of newbuilding vessels.  In addition, one of our strategies is to continue to grow by expanding our operations and adding to our fleet.  Our future growth will primarily depend upon a number of factors, some of which may not be within our control.  These factors include our ability to:

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

Finally, acquisitions may require additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, or debt issuances (with amortization payments), both of which could lower our available cash.  If any such events occur, our financial condition may be adversely affected.  We cannot give any assurance that we will be successful in executing our growth plans, obtain appropriate financings on a timely basis or on terms we deem reasonable or acceptable or that we will not incur significant expenses and losses in connection with our future growth.

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

We intend to selectively enter into derivative contracts to hedge our overall exposure to interest rate risk exposure.  Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses.  The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs.  See “Item 11.  Quantitative and Qualitative Disclosures about Market Risk-Interest Rate” for a description of our interest rate swap arrangements.

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

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures.  In particular, we need to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley.  Our compliance with Section 404 may require that we incur substantial accounting expenses and expend significant management efforts.  If either management or our independent registered public accounting firm is unable to continue to provide reports as to the effectiveness of our internal control over financial reporting if required, our investors could lose confidence in the reliability of our financial statements, which could decrease in value of our common stock.  Further, if we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated.

There is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes after the merger of Star Maritime with and into Star Bulk, with Star Bulk as the surviving corporation, or the Redomiciliation Merger, which would adversely affect our earnings.

Section 7874(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), provides that, unless certain requirements are satisfied, a corporation organized outside of the United States which acquires substantially all of the assets (through a plan or a series of related transactions) of a corporation organized in the United States will be treated as a U.S. domestic corporation for U.S. federal income tax purposes if shareholders of the U.S. corporation whose assets are being acquired own at least 80% of the non-U.S. acquiring corporation after the acquisition.  If Section 7874(b) of the Code were to apply to Star Maritime and the Redomiciliation Merger (as defined below), then, among other consequences, we, as the surviving entity of the Redomiciliation Merger, would be subject to U.S. federal income tax as a U.S. domestic corporation on our worldwide income after the Redomiciliation Merger.  Upon completion of the Redomiciliation Merger and the concurrent issuance of stock to TMT Co. Ltd., or “TMT”, a shipping company headquartered in Taiwan, under the acquisition agreements, the shareholders of Star Maritime owned less than 80% of the Company.  Therefore, we believe that the Company should not be subject to Section 7874(b) of the Code after the Redomiciliation Merger.  Star Maritime obtained an opinion of its counsel, Seward & Kissel LLP, or “Seward & Kissel”, that Section 7874(b) of the Code should not apply to the Redomiciliation Merger.  However, there is no authority directly addressing the application of Section 7874(b) of the Code to a transaction such as the Redomiciliation Merger where shares in a foreign corporation such as the Company are issued concurrently with (or shortly after) a merger.  In particular, since there is no authority directly applying the “series of related transactions” or “plan” provisions to the post-acquisition stock ownership requirements of Section 7874(b) of the Code, the U.S. Internal Revenue Service, or the “IRS”, may not agree with Seward & Kissel’s opinion on this matter.  Moreover, Star Maritime has not sought a ruling from the IRS on this point.  Therefore, the IRS may seek to assert that we are subject to U.S. federal income tax on our worldwide income for taxable years after the Redomiciliation Merger, although Seward & Kissel is of the opinion that such an assertion should not be successful.

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

We do not believe that we qualify for the exemption from U.S. federal income taxation under Section 883 of the Code for our 2016 and 2017 taxable years.  Accordingly, we believe that we will be subject to the 4% U.S. federal income tax on our United States source gross shipping income for our 2016 and 2017 taxable years; however, we may qualify for exemption in future years.

If a significant portion of our income is United States source gross shipping income, the imposition of such tax could have a negative effect on our business and would result in decreased earnings.

A change in tax laws, treaties or regulations, or their interpretation could result in a significant negative impact on our earnings and cash flows from operations.

We are an international company that conducts business throughout the world.  Tax laws and regulations are highly complex and subject to interpretation.  Consequently, a change in tax laws, treaties or regulations, or in the interpretation thereof, or in the valuation of our deferred tax assets in and between countries in which we operate, could result in a materially high tax expense or higher effective tax rate on our worldwide earnings, and such change could be significant to our financial results.

If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries, or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings from our operations could increase substantially and our earnings and cash flows from these operations could be materially adversely affected.

We and our subsidiaries may be subject to taxation in the jurisdictions in which we and our subsidiaries conduct business.  Such taxation would result in decreased earnings.

Investors are encouraged to consult their own tax advisors concerning the overall tax consequences of the ownership of our common stock arising in an investor’s particular situation under U.S. federal, state, local and foreign law.

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

As of February 27, 2018, Oaktree and its affiliates beneficially own 32,579,506 common shares, which would represent approximately 50.8% of our outstanding common shares.  However, pursuant to the Oaktree Shareholders Agreement, Oaktree and certain affiliates thereof have agreed to voting restrictions, ownership limitations and standstill restrictions.  For instance, Oaktree and its affiliates will be entitled to nominate a maximum of four out of nine members of our board of directors, subject to certain additional limitations.  In addition, Oaktree and its affiliates will be required to vote their voting securities in excess of 33% of the outstanding voting securities (subject to adjustment as set forth in the Oaktree Shareholders Agreement) proportionately with the votes cast by the other shareholders, subject to certain exceptions, which include (i) voting against a change of control transaction with an unaffiliated buyer and (ii) voting in favor of a change of control transaction with an unaffiliated buyer (but only if such transaction is approved by a majority of disinterested directors).  In addition, Oaktree and affiliates thereof will be subject to certain standstill restrictions, and may not receive a control premium for their common shares as part of a change of control transaction.  Despite the foregoing limitations, Oaktree and its affiliates are able to exert considerable influence over us.  Oaktree and its affiliates may be able to prevent or delay a change of control of us and could preclude any unsolicited acquisition of us.  The concentration of ownership and voting power in Oaktree may make some transactions more difficult or impossible without the support of Oaktree, even if such events are in the best interests of our other shareholders.  The concentration of voting power in Oaktree may have an adverse effect on the price of our common shares.  As a result of such influence, we may take actions that our other shareholders do not view as beneficial, which may adversely affect our results of operations and financial condition and cause the value of your investment to decline.

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

Members of management and our directors may have relationships and affiliations with other entities that could create conflicts of interest.

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

Certain members of our senior management (Messrs. Norton, Begleris, Spyrou and Rescos) are also members of the management of Oceanbulk Maritime, Oceanbulk Container Carriers LLC or PST Tankers LLC.  These other affiliations and ventures could cause distraction to such members of senior management if they focus a substantial portion of their time on such affiliations and ventures.

Any of these affiliations and relationships of Mr. Pappas, certain members of his family and certain members of our senior management may create conflicts of interest not in the best interest of us or our shareholders from time to time.  This could result in an adverse effect on our business, financial condition, results of operations and cash flows.  We use our best efforts to cause such individuals to comply with all applicable laws and regulations in addressing such conflicts of interest.

Three of our directors are affiliated with Oaktree.  Our directors who are affiliates of Oaktree have fiduciary duties to us and in addition have duties to Oaktree.  In addition, under the Oaktree Shareholders Agreements, none of our officers or directors who is also an officer, director, employee or other affiliate of Oaktree or an officer, director or employee of an affiliate of Oaktree will be liable to us or our shareholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Oaktree or its affiliates instead of us, or does not communicate information regarding a corporate opportunity to us that such person or affiliate has directed to Oaktree or its affiliates.  As a result, such circumstances may entail real or apparent conflicts of interest with respect to matters affecting both us and Oaktree, whose interests, in some circumstances, may be adverse to ours.  In addition, as a result of Oaktree’s ownership interest, conflicts of interest could arise with respect to transactions involving business dealings between us and Oaktree or their affiliates, including potential business transactions, potential acquisitions of businesses or properties, the issuance of additional securities, the payment of dividends by us and other matters.

Our reliance upon “foreign private issuer” exemptions may afford less protection to holders of our common shares.

The corporate governance rules of the Nasdaq require, subject to exceptions, listed companies to have, among other things, a majority of their board members be independent and independent director oversight of executive compensation, nomination of directors and corporate governance matters.  Nevertheless, a “foreign private issuer” (as defined in Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) is permitted to follow its home country practice in lieu of the above requirements.

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

As a “foreign private issuer,” we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic companies whose securities are registered under the Exchange Act.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly the next determination will be made with respect to us on June 30, 2018.  We will lose our foreign private issuer status if more than 50% of our outstanding voting securities are directly or indirectly held of record by residents of the U.S., and:

•	more than a majority of our executive officers and directors are U.S. citizens or residents;

•	more than 50% of our assets are located in the U.S.; or

•	our business is administered principally in the U.S.

We may therefore lose our foreign private issuer status in the future.

If we were to lose our foreign private issuer status, we would be required to comply with the rules of the Nasdaq applicable to U.S. domestic listed companies within six months, including filing with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer.  We would also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act.  In addition, we would lose our ability to rely upon exemptions from certain Nasdaq corporate governance requirements.  As a result, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer could be significantly higher.

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

Our success depends to a significant extent upon the abilities and efforts of our management team. For example, Mr. Pappas is integral to our business, and our success depends significantly on his abilities, industry knowledge, relationships and reputation.  We do not maintain “key man” life insurance on any of our officers, and the loss of any of these individuals could adversely affect our business prospects and financial condition.

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

We are a holding company, and our subsidiaries conduct all of our operations and own all of our operating assets.  We have no significant assets other than the equity interests in our subsidiaries.  As a result, our ability to satisfy our financial obligations and to make dividend payments in the future depends on our subsidiaries and their ability to distribute funds to us.  If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends.  We do not intend to obtain funds from other sources to pay dividends.  Furthermore, certain of our outstanding financing arrangements restrict the ability of some of our subsidiaries to pay us dividends under certain circumstances, such as if an event of default exists.  To the extent we do not receive dividends from our subsidiaries, our ability to pay dividends will be restricted.

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

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We are incorporated under the laws of the Republic of the Marshall Islands and certain of our subsidiaries are also incorporated under the laws of the Republic of the Marshall Islands, Liberia, Cyprus, Malta and Switzerland, and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency or similar proceedings involving us or one of our subsidiaries, bankruptcy laws other than those of the United States could apply. We have limited operations in the United States. If we become a debtor under the United States bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States or that a United States bankruptcy court would be entitled to, or accept, jurisdiction over such bankruptcy case or that courts in other countries that have jurisdiction over us and our operations would recognize a United States bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

The price of our common shares may be highly volatile.

The price of our common shares may fluctuate due to factors such as:

•	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

•	mergers and strategic alliances in the dry bulk shipping industry;

•	market conditions in the dry bulk shipping industry;

•	changes in market valuations of companies in our industry;

•	changes in government regulation;

•	the failure of securities analysts to publish research about us, or shortfalls in our operating results from levels forecast by securities analysts;

•	announcements concerning us or our competitors; and

•	the general state of the securities markets.

The seaborne transportation industry has been highly unpredictable and volatile.  The market for our common shares in this industry may be equally volatile. Further, there may be no continuing active or liquid public market for our common shares.  Consequently, you may not be able to sell the common shares at prices equal to or greater than those paid by you, or you may not be able to sell them at all.

Future sales of our common shares could cause the market price of our common shares to decline.

Our Articles of Incorporation authorize us to issue common shares, of which 64,160,004 shares had been issued and were outstanding as of February 27, 2018.  Sales of a substantial number of shares of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares.  These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.  We intend to issue additional shares of our common shares in the future.  Our shareholders may incur dilution from any future equity offering and upon the issuance of additional shares of our common shares upon the exercise of options we have granted to certain of our executive officers or upon the issuance of additional common shares pursuant to our equity incentive plans.

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

On July 20, 2017, we filed a registration statement on Form F-3 (File No. 333-219381), which became effective on September 6, 2017. This registration statement covers the resale of up to 39,060,215 of our common shares by Oaktree and affiliates of Mr. Petros Pappas, Senator Investment Group LP (“Senator”) and Mr. Capralos. Additionally, we are a party to the Registration Rights Agreement with Oaktree and affiliates, of Mr. Petros Pappas, see “Item 7.  Major Shareholders and Related Party Transactions—B.  Related Party Transactions.” The Registration Rights Agreement provides certain demand registration rights and shelf registration rights to Oaktree and affiliates of Mr. Petros Pappas in respect of common shares held by them, subject to certain conditions.  In the event that we register additional common shares for sale to the public, we will be required to give notice to Oaktree and affiliates of Mr. Petros Pappas of our intention to effect such registration and, subject to certain limitations, we will be required to include common shares held by those holders in such registration.  The resale of these common shares in addition to the offer and sale of the other securities included in such registration statements may have an adverse effect on the market price of our common shares. If Oaktree and affiliates of Mr. Petros Pappas were to sell large blocks of our common shares or the perception that such sales could occur, the market price of our common shares could drop significantly, it could become difficult for us to raise funds through future offerings of our common shares or acquire other businesses using our common shares as consideration.

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

We, Star Bulk Carriers Corp., were incorporated in the Marshall Islands on December 13, 2006.  Our executive offices are located at c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece and its telephone number is 011-30-210-617-8400.  Our registered office is located at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH 96960.

Star Maritime Acquisition Corp. (“Star Maritime”), was organized under the laws of the State of Delaware on May 13, 2005 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or similar business combination, one or more assets or target businesses in the shipping industry.  On December 21, 2005, Star Maritime consummated its initial public offering.  Star Maritime’s common stock and warrants started trading on the American Stock Exchange under the symbols, SEA and SEA.WS, respectively on December 21, 2005.

On January 12, 2007, Star Maritime and Star Bulk entered into definitive agreements to acquire a fleet of eight dry bulk carriers, referred to as the initial fleet.

On November 2, 2007, the Commission declared effective our joint proxy/registration statement filed on Forms F-1/F-4 and on November 27, 2007, we obtained shareholders’ approval for the acquisition of the initial fleet and for effecting a merger (the “Redomiciliation Merger”) as a result of which Star Maritime merged into Star Bulk with Star Maritime merging out of existence and Star Bulk being the surviving entity.  The Redomiciliation Merger became effective on November 30, 2007, and the common shares and warrants of Star Maritime ceased trading on the American Stock Exchange under the symbols SEA and SEA.WS, respectively.  Our common shares and warrants started trading on the Nasdaq Global Select Market on December 3, 2007, under the ticker symbols SBLK and SBLKW, respectively.  All of our warrants expired worthless and ceased trading on the Nasdaq Global Select Market on March 15, 2010.  We began our operations on December 3, 2007, with the delivery of our first vessel Star Epsilon.

On February 25, 2014, we acquired 33% of the total outstanding common stock of Interchart, a Liberian company affiliated with family members of our Chief Executive Officer, which acts as chartering broker to our fleet, for a total consideration of $0.2 million in cash and 4,520 restricted common shares issued on April 1, 2014.  The ownership interest was purchased from an entity affiliated with family members of our Chief Executive Officer, including our former director Ms. Milena-Maria Pappas. We and Interchart are parties to a services agreement for chartering, brokering and commercial services for our vessels for a monthly fee of $0.3 million.  The agreement is currently effective until December 31, 2018.

On July 11, 2014, we completed a merger, pursuant to which we acquired Oceanbulk Shipping LLC (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC (“Oceanbulk Carriers” and, together with Oceanbulk Shipping, “Oceanbulk”) from entities affiliated with family members of Mr. Petros Pappas, our Chief Executive Officer, and Oaktree Capital Management.  Oceanbulk owned and operated a fleet of 12 dry bulk carrier vessels and owned contracts for the construction of 25 newbuilding dry bulk fuel-efficient Eco-type vessels at shipyards in Japan and China.  The consideration paid by us in the merger to the sellers of Oceanbulk was 9,679,153 common shares. Concurrently with the Oceanbulk merger, we acquired two Kamsarmax vessels (the “Heron Vessels”) from Heron Ventures Ltd. (“Heron”).  On November 11, 2014, we entered into two separate agreements with Heron to acquire the two Heron Vessels, namely Star Gwyneth and Star Angelina (ex-ABYO Angelina), which were delivered to us on December 5, 2014.  The cost for the acquisition of these vessels was determined based on the fair value of the 423,141 common shares, issued on July 11, 2014, in connection with the Heron Transaction, of $25.1 million and $25.0 million in cash payment which was financed by the Heron Vessels Facility as further described elsewhere herein. In addition, as part of the merger we acquired the issued and outstanding shares of Dioriga Shipping Co. and Positive Shipping Company (collectively, the “Pappas Companies”), which were entities owned and controlled by affiliates of the family of Mr. Petros Pappas, our Chief Executive Officer.  The Pappas Companies owned and operated a dry bulk carrier vessel, Tsu Ebisu and had a contract for the construction of a newbuilding dry bulk carrier vessel, Indomitable (ex-HN 5016), which was delivered to us in January 2015. The consideration paid for the Pappas Companies was 718,546 common shares. We refer to the above transactions as the “July 2014 Transactions.”

In connection with the July 2014 Transactions, Mr. Petros Pappas became our Chief Executive Officer, Mr. Hamish Norton became our President, Mr. Christos Begleris became our Co-Chief Financial Officer and Mr. Nicos Rescos became our Chief Operating Officer.  Mr. Spyros Capralos resigned as our Chief Executive Officer but remained with us as our Chairman, and Mr. Zenon Kleopas (our former Chief Operating Officer) continues as our Executive Vice President—Technical Operations. Executive management for the year ended December 31, 2017 consists of our CEO, President, Co-CFOs and COO. For more information, see “Item 6. Directors, Senior Management and Employees.”

In connection with the July 2014 Transactions, we entered into a shareholders agreement with Oaktree and a shareholders agreement with Mr. Petros Pappas and his children, Ms. Milena-Maria Pappas (our former director) and Mr. Alexandros Pappas, and entities affiliated to them (“Pappas Shareholders”) (see “Item 7.  Major Shareholders and Related Party Transactions—B.  Related Party Transactions.”).  We also entered into an Amended and Restated Registration Rights Agreement among us, Oaktree affiliates of  Mr. Petros Pappas and Monarch Alternative Capital LP (“Monarch”) (the “Registration Rights Agreement”).  For more information regarding the terms of the Registration Rights Agreement, see “Item 7.  Major Shareholders and Related Party Transactions—B.  Related Party Transactions.”

On August 19, 2014, we entered into definitive agreements with Excel Maritime Carriers Ltd. (“Excel”) pursuant to which we acquired 34 operating dry bulk vessels, consisting of six Capesize vessels, 14 Kamsarmax vessels, 12 Panamax vessels and two Handymax vessels (the “Excel Vessels”).  The transfers of the Excel Vessels were completed on a vessel-by-vessel basis, in general upon reaching port after their voyages and cargoes were discharged.  We refer to the foregoing transactions, together, as the “Excel Transactions.”  The total consideration for the Excel Transactions was 5,983,462 common shares and $288.4 million in cash.  We refer to the July 2014 Transactions and the Excel Transactions collectively, as the “2014 Transactions.”

As a result of the 2014 Transactions, we acquired 49 additional vessels and 26 additional newbuilding contracts.

Since the completion of the 2014 Transactions, in response to changing market conditions, we have disposed certain of our vessels (the majority of which were older vessels) and have sold, cancelled or transferred some of our newbuilding vessels. As a result, our fleet currently includes 72 operating vessels, with an additional two newbuilding vessels under construction in China with expected delivery in April 2018, and is well-positioned to take advantage of the ongoing recovery in the dry bulk market.

B.	Business overview

General

We are an international shipping company with extensive operational experience that owns and operates a fleet of dry bulk carrier vessels.  On a fully delivered basis, we will have a fleet of 74 vessels consisting primarily of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with a carrying capacity between 52,055 dwt and 209,537 dwt.  Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes.  Our highly experienced executive management team, with an extensive shipping industry experience, is led by Mr. Petros Pappas, who has more than 40 years of shipping industry experience and has managed more than 330 vessel acquisitions and dispositions.

As of February 27, 2018, our operating fleet of 72 vessels had an aggregate capacity of approximately 7.8 million dwt.  We have also entered into or acquired contracts for the construction of two of the latest generation “Eco-type” vessels at a shipyard in China, which we define as vessels that are designed to be more fuel-efficient than standard vessels of similar size and age.  As of February 27, 2018, the total payments for our two newbuilding vessels were expected to be $99.0 million, of which we had already paid $24.7 million.  As of February 27, 2018, we had $251.8 million of cash on hand and we had obtained commitments for $40.0 million of secured debt for one newbuilding vessel in the form of capital lease and we also expect to obtain a commitment for up to $30.0 million of secured financing for the remaining one newbuilding vessel, based on current market valuations.  By April 2018, we expect our fleet to consist of 74 wholly owned vessels, with an average age of 8.1 years and an aggregate capacity of 8.2 million dwt. On a fully delivered basis and based on publicly available information, we believe our fleet will make us one of the largest U.S. publicly traded dry bulk shipping companies by deadweight tonnage.

Our Fleet

We have built a fleet through timely and selective acquisitions of secondhand and newbuilding vessels.  Our fleet is well-positioned to take advantage of economies of scale in commercial, technical and procurement management.  Because of the industry reputation and relationships of Mr. Pappas and our senior management, we have contracted with leading Japanese and Chinese shipyards for our newbuilding vessels. We have a large, modern, fuel-efficient and high-quality fleet, which emphasizes the largest Eco-type Capesize and Newcastlemax vessels, built at leading shipyards and featuring the latest technology.  As a result, we believe we will have an opportunity to capitalize on rising market demand during a period of reduced fleet growth, customer preferences for our ships and economies of scale, while enabling us to capture the benefits of fuel cost savings through spot time charters or voyage charters.

Each of our newly delivered and newbuilding vessels is equipped with a vessel remote monitoring system that provides data to monitor fuel and lubricant consumption and efficiency on a real-time basis.  While these monitoring systems are generally available in the shipping industry, we believe that they can be cost-effectively employed only by large-scale shipping operators, such as us.

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

Our newbuilding vessels are being built at a Chinese shipyard.  The following tables summarize key information about our operating and newbuilding fleet, as of February 27, 2018:

Operating Fleet

	Vessel Name	Vessel Type	Capacity (dwt.)	Year Built	Date Delivered to Star Bulk
1	Goliath	Newcastlemax	209,537	2015	July-15
2	Gargantua	Newcastlemax	209,529	2015	April-15
3	Star Poseidon	Newcastlemax	209,475	2016	February-16
4	Maharaj	Newcastlemax	209,472	2015	July-15
5	Star Ariadne (1)	Newcastlemax	207,812	2017	March-17
6	Star Eleni (1)	Newcastlemax	207,810	2018	January-18
7	Star Virgo (1)	Newcastlemax	207,810	2017	March-17
8	Star Libra (1)	Newcastlemax	207,765	2016	June-16
9	Star Marisa (1)	Newcastlemax	207,709	2016	March-16
10	Leviathan	Capesize	182,511	2014	September-14
11	Peloreus	Capesize	182,496	2014	July-14
12	Star Martha	Capesize	180,274	2010	October-14
13	Star Pauline	Capesize	180,274	2008	December-14
14	Pantagruel	Capesize	180,181	2004	July-14
15	Star Borealis	Capesize	179,678	2011	September-11
16	Star Polaris	Capesize	179,600	2011	November-11
17	Star Angie	Capesize	177,931	2007	October-14
18	Big Fish	Capesize	177,662	2004	July-14

19	Kymopolia	Capesize	176,990	2006	July-14
20	Star Triumph	Capesize	176,343	2004	December-17
21	Big Bang	Capesize	174,109	2007	July-14
22	Star Aurora	Capesize	171,199	2000	September-10
23	Amami	Post Panamax	98,681	2011	July-14
24	Madredeus	Post Panamax	98,681	2011	July-14
25	Star Sirius	Post Panamax	98,681	2011	March-14
26	Star Vega	Post Panamax	98,681	2011	February-14
27	Star Angelina	Kamsarmax	82,981	2006	December-14
28	Star Gwyneth	Kamsarmax	82,790	2006	December-14
29	Star Kamila	Kamsarmax	82,769	2005	September-14
30	Pendulum	Kamsarmax	82,619	2006	July-14
31	Star Maria	Kamsarmax	82,598	2007	November-14
32	Star Markella	Kamsarmax	82,594	2007	September-14
33	Star Danai	Kamsarmax	82,574	2006	October-14
34	Star Georgia	Kamsarmax	82,298	2006	October-14
35	Star Sophia	Kamsarmax	82,269	2007	October-14
36	Star Mariella	Kamsarmax	82,266	2006	September-14
37	Star Moira	Kamsarmax	82,257	2006	November-14
38	Star Nina	Kamsarmax	82,224	2006	January-15
39	Star Renee	Kamsarmax	82,221	2006	December-14
40	Star Nasia	Kamsarmax	82,220	2006	August-14
41	Star Laura	Kamsarmax	82,209	2006	December-14
42	Star Jennifer	Kamsarmax	82,209	2006	April-15
43	Star Helena	Kamsarmax	82,187	2006	December-14
44	Star Charis	Kamsarmax	81,711	2013	March-17
45	Star Suzanna	Kamsarmax	81,711	2013	May-17
46	Mercurial Virgo	Kamsarmax	81,545	2013	July-14
47	Star Iris	Panamax	76,466	2004	September-14
48	Star Emily	Panamax	76,417	2004	September-14
49	Idee Fixe (1)	Ultramax	63,458	2015	March-15
50	Roberta (1)	Ultramax	63,426	2015	March-15
51	Laura (1)	Ultramax	63,399	2015	April-15
52	Kaley (1)	Ultramax	63,283	2015	June-15
53	Kennadi	Ultramax	63,262	2016	January-16
54	Mackenzie	Ultramax	63,226	2016	March-16
55	Star Challenger	Ultramax	61,462	2012	December-13
56	Star Fighter	Ultramax	61,455	2013	December-13
57	Star Lutas	Ultramax	61,347	2016	January-16
58	Honey Badger	Ultramax	61,320	2015	February-15
59	Wolverine	Ultramax	61,292	2015	February-15
60	Star Antares	Ultramax	61,258	2015	October-15
61	Star Acquarius	Ultramax	60,916	2015	July-15
62	Star Pisces	Ultramax	60,916	2015	August-15
63	Diva	Supramax	56,582	2011	July-17
64	Strange Attractor	Supramax	55,742	2006	July-14
65	Star Omicron	Supramax	53,489	2005	April-08
66	Star Gamma	Supramax	53,098	2002	January-08
67	Star Zeta	Supramax	52,994	2003	January-08
68	Star Delta	Supramax	52,434	2000	January-08

69	Star Theta	Supramax	52,425	2003	December-07
70	Star Epsilon	Supramax	52,402	2001	December-07
71	Star Cosmo	Supramax	52,247	2005	July-08
72	Star Kappa	Supramax	52,055	2001	December-07
		Total dwt:	7,793,514

(1)	Subject to a bareboat charter that is accounted for as a capital lease.

Newbuilding Vessels

	Vessel Name	Vessel Type	Capacity (dwt.)	Shipyard	Expected Delivery Date
1	HN 1361 (tbn Star Magnanimus) (1)	Newcastlemax	208,000	SWS, China	Apr-18
2	HN 1343 (tbn Star Leo)	Newcastlemax	208,000	SWS, China	Apr-18

(1)	Subject to a bareboat charter that will be accounted for as a capital lease.

Our Competitive Strengths

We believe that we possess a number of competitive strengths in our industry, including:

We manage a high quality modern fleet

We own a modern, diverse, high quality fleet] of dry bulk carrier vessels.  Our fleet consists of 72 vessels currently in the water, while we have two high-specification, fuel-efficient, Eco-type vessels, on order at a quality shipyard in China.  We believe that owning a modern, high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing favorable time charters.  We maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea, and adopting a comprehensive maintenance program for each vessel.  Furthermore we take a proactive approach to safety and environmental protection through comprehensively planned maintenance systems, preventive maintenance programs and by retaining and training qualified crews. When our current newbuilding program is completed (which we expect in April, 2018), on a fully delivered basis, our fleet is expected to consist of 74 wholly owned vessels, with an average age of 8.1 years and an aggregate capacity of 8.2 million dwt, with many of our vessels being recently built at leading Japanese, Chinese and Korean shipyards.

In-house commercial and technical management of our fleet enable us to have very competitive operating expenses and high vessel maintenance standards

We conduct a significant portion of the commercial and technical management of our vessels in-house through our wholly owned subsidiaries, Star Bulk Management Inc., Star Bulk Shipmanagement Company (Cyprus) Limited and Starbulk S.A. We believe having control over the commercial and technical management provides us with a competitive advantage over many of our competitors by allowing us to more closely monitor our operations and to offer higher quality performance, reliability and efficiency in arranging charters and the maintenance of our vessels.  We also believe that these management capabilities contribute significantly in maintaining a lower level of vessel operating and maintenance costs, without sacrificing the quality of our operations.  Reflecting the continued quality of our vessels, as of December 2017, we are considered as a top quality service provider and we are among the top five operators among 70 shipowners by Rightship, a ratings agency that evaluates the condition of dry bulk vessels.

Focus on fuel efficiency and new technology to improve vessel operations

Twenty-five of our vessels, including the two vessels currently under construction, are Eco-type vessels, which enable us to take advantage of available fuel cost savings and operational efficiencies and give us the opportunity to generate advantageous daily time charter equivalent (‘‘TCE’’) rates. In addition to our Eco-type vessels, 30 of our operating vessels are being equipped with sliding engine valves and alpha lubricators, which provide increased fuel efficiency and decreased lubricant consumption. Over 40% of our operating fleet has been equipped with a sophisticated vessel remote monitoring system that allows us to collect real-time information on the performance of critical on-board equipment, with a particular focus on fuel consumption and engine performance. Using this information, we are able to be proactive in identifying potential problems and to evaluate optimum operating parameters during various sea passage conditions. We also are able to compare actual vessel performance to reported vessel performance and provide feedback to crews in real time, thereby reducing the likelihood of errors or omissions by our crews. The vessel remote monitoring system is designed to enhance our ability to manage the operations of our vessels, thereby increasing operational efficiency and reducing maintenance costs and off-hire time. Finally, because of the similarities between certain of our vessels, we can take advantage of efficiencies in crewing, training and spare parts inventory management and can apply technical and operational knowledge of one ship to its sisterships.

Experienced management team with a strong track record in the shipping industry

Our company’s leadership has considerable shipping industry expertise. Our founder and Chief Executive Officer, Mr. Pappas, has an established track record in the dry bulk industry, with more than 40 years of experience and more than 330 vessel acquisitions and dispositions. Mr. Pappas has extensive experience in operating and investing in shipping, including through his family’s principal shipping operations and investment vehicle, Oceanbulk Maritime. Mr. Pappas also has extensive relationships in the shipping industry, and he has leveraged his deep relationships with shipbuilders to formulate our newbuilding program.

Mr. Hamish Norton, our President, was previously the Head of Corporate Development and Chief Financial Officer of Oceanbulk Maritime with an extensive experience in the shipping industry. Prior to joining Oceanbulk Maritime, from 2007 through 2012, Mr. Norton was a Managing Director and the Global Head of the Maritime Group at Jefferies LLC, and from 2000 to 2007, he was head of the shipping practice at Bear Stearns. Mr. Norton has advised in numerous capital markets and mergers and acquisitions transactions by shipping companies.

Mr. Christos Begleris, our Co-Chief Financial Officer, has served as Deputy Chief Financial Officer of Oceanbulk Maritime since 2013 and was the Chief Financial Officer of Oceanbulk from January 2014. He has been involved in the shipping industry since 2008 and has considerable banking and capital markets experience.

Mr. Simos Spyrou, our Co-Chief Financial Officer, has served as Chief Financial Officer of Star Bulk since September 2011. Mr. Spyrou has also approximately 14 years of experience in the Greek equity and derivative markets at the Hellenic Exchanges Group.

Mr. Nicos Rescos, our Chief Operating Officer, has served as the Chief Operating Officer of Oceanbulk Maritime since April 2010 and the Commercial Director of Goldenport Holdings Inc. since 2000. He has been involved in the shipping industry in key commercial positions since 1993 and has strong expertise in the dry bulk, container and product tanker markets.

For more information on our management team, see “Item 6. Directors, Senior Management and Employees - Directors, Senior Management and Employees.”

Extensive relationships with customers, lenders, shipyards and other shipping industry participants

Through Mr. Pappas and our senior management team, we have strong global relationships with shipping companies, charterers, shipyards, brokers and commercial shipping lenders. Our senior management team has a long track record in the voyage chartering of dry bulk ships, which we expect will have great benefit to us in increasing the profitability of our fleet. The chartering team has long experience in the business of arranging voyage and short-term time charters and can leverage its extensive industry relationships to arrange for favorable and profitable charters. We believe that these relationships with these counterparties and our strong sale and purchase track record and reputation as a creditworthy counterparty should provide us with access to attractive asset acquisitions, chartering and ship financing opportunities. Mr. Pappas has also leveraged his deep relationships with various shipyards to enable us to implement our newbuilding program with vessels of high specification.

Our Business Strategies

Our primary objectives are to grow our business profitably and to continue to grow as a successful owner and operator of dry bulk vessels. The key elements of our strategy are:

Capitalize on potential increases in charter hire rates for dry bulk shipping

The dry bulk shipping industry is cyclical in nature. The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss, and the demand for dry bulk shipping is often dependent on economic conditions, and international trade. The recent historically low dry bulk charter hire rates seen in 2016 acted as a catalyst for ship owners, who scrapped a significant number of vessels, until equilibrium between demand and supply of vessels was achieved. Based on our analysis of industry dynamics, we believe that dry bulk charter hire rates will rise in the medium term due to the drastic supply cuts that owners implemented in 2016. As of the beginning of March, 2018, the global dry bulk carrier order book amounted to approximately 10.0% of the existing fleet at that time. During 2017, a total of 14.6 million dwt was scrapped, representing significant scrapping activity but lower than the third-highest figure on record during 2016 (29.3 million dwt), as the dry bulk market improved. Since then, as of March 2018, we have observed a further slowing in the annualized demolition rate, with 1.4 million dwt being scrapped since the beginning of 2018. Historically, from 2006 to 2015, vessel annual demolition rate averaged 15.2 million dwt per year, with a high of 33.41 million dwt scrapped in 2012. Given the reduced vessel supply, and the continued strength in demand for dry bulk commodities globally, we believe there will be an increasingly positive effect on freight rates in the future. While the charter market remains at current levels, we intend to operate our vessels in the spot market under short-term time charter market or voyage charters in order to benefit from any future increases in charter rates.

Charter our vessels in an active and sophisticated manner

Our business strategy is centered on arranging voyage and short-term time charters for our vessels given the current market levels. This approach is also tailored specifically to the fuel efficiency of our newbuilding and newly delivered vessels. While this process is more difficult and labor intensive than placing our vessels on longer-term time charters, it can lead to greater profitability, particularly for vessels that have lower fuel consumption than typical vessels. When operating a vessel on a voyage charter, we (as owner of the vessel) will incur fuel costs, and therefore, we are in a position to benefit from fuel savings (particularly for our Eco-type vessels). If charter market levels rise, we may employ part of our fleet in the long-term time charter market, while we may be able to more advantageously employ our newbuilding and newly delivered vessels in the voyage charter market in order to capture the benefit of available fuel cost savings. Our large, diverse and high quality fleet provides scale to major charterers, such as iron ore miners, utility companies and commodity trading houses. On December 17, 2014, we announced the formation of a long-term strategic partnership with a significant iron ore mining company for the chartering of three Newcastlemax vessels, under an index-linked voyage charter for a five-year period. This arrangement will allow us to take the full benefit of the vessels’ increased cargo carrying capacity as well as potential savings arising from their fuel efficiency, as we will be compensated on a $/ton basis, while being responsible for the voyage expenses of the vessels. We seek similar arrangements with other charterers, providing the scale required for the transportation of large commodity volumes over a multitude of trading routes around the world.

On January 25, 2016, we entered into a Capesize vessel pooling agreement (“CCL”) with Bocimar International NV, Golden Ocean Group Limited and C Transport Holding Ltd. During 2017, we operated seven of our Capesize dry bulk vessels as part of one combined CCL fleet. The CCL fleet (which now includes an additional vessel from Songa Bulk AS)  consists of approximately 70 modern Capesize vessels and is being managed out of Singapore and Antwerp. Each vessel owner will continue to be responsible for the operating, accounting and technical management of its respective vessels. We expect to achieve improved scheduling ability through the joint marketing opportunity that CCL represents for our Capesize vessels, with the overall aim of enhancing economic efficiencies.

On October 3, 2017, we formed Star Logistics as a new subsidiary, which focuses on servicing the end user by connecting origination and destination of dry bulk commodities. Star Logistics charters-in our and third party vessels to service specific charter hire agreements. The creation of Star Logistics is expected to further expand our commercial capability through additional commercial expertise and advanced tools on the Kamsarmax and geared bulk carriers (i.e. Ultramax and Supramax vessels). Moreover, it will provide us with access to considerable cargo flow and market information as it is staffed by an experienced team of shipping logistics professionals and is based in Geneva, Switzerland, giving us a significant presence in a main center of the dry bulk commodities market.

Expand and renew our fleet through opportunistic acquisitions of high-quality vessels at attractive prices

As of February 27, 2018, we had contracts for two additional newbuilding vessels with an aggregate capacity of approximately 416,000 dwt. As market conditions improve, we may opportunistically acquire high-quality vessels at attractive prices that are accretive to our cash flow. We also look to opportunistically renew our fleet by replacing older vessels that have higher maintenance and survey costs and lower operating efficiency with newer vessels that have lower operating costs, fewer maintenance and survey requirements, lower fuel consumption and overall enhanced commercial attractiveness to our charterers. When evaluating acquisitions, we will consider and analyze, among other things, our expectations of fundamental developments in the dry bulk shipping industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications with particular regard to fuel consumption, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. We believe that these circumstances combined with our management’s knowledge of the shipping industry may present an opportunity for us to grow our fleet at favorable prices.

Maintain a strong balance sheet through moderate use of leverage

We plan to finance our fleet, including future vessel acquisitions, with a mix of debt (subject to certain restrictions in our debt agreements) and equity, and we intend to maintain moderate levels of leverage over time, even though we may have the capacity to obtain additional financing. As of December 31, 2017, our debt to total capitalization ratio was approximately 49%. Charterers have increasingly favored financially solid vessel owners, and we believe that our balance sheet strength will enable us to access more favorable chartering opportunities, as well as give us a competitive advantage in pursuing vessel acquisitions from commercial banks and shipyards, which in our experience have recently displayed a preference for contracting with well-capitalized counterparties.

Competition

Demand for dry bulk carriers fluctuates in line with the main patterns of trade of the major dry bulk cargoes and varies according to their supply and demand.  We compete with other owners of dry bulk carriers in the Newcastlemax, Capesize, Post Panamax, Panamax (including the Kamsarmax subcategory), Ultramax and Supramax size sectors.  Ownership of dry bulk carriers is highly fragmented.  We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator.

Customers

We have well-established relationships with major dry bulk charterers, which we serve by carrying a variety of cargoes over a multitude of routes around the globe.  We charter out our vessels to major iron ore miners, utilities companies, commodity trading houses and diversified shipping companies.  The following is an indicative list of such companies with which we chartered our vessels in the year ended December 31, 2017: BHP Billiton, Cargill, Louis Dreyfus, Noble, Norden, Vale, Oldendorff, Raffles, Rio Tinto, Topsheen, Kline and Klaveness.

For the year ended December 31, 2017, we derived 14% of our voyage revenues from one of our customers.

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

As of December 31, 2017, we had 149 employees engaged in the day to day management of our fleet, including our executive officers, through Star Bulk Management, Star Bulk Shipmanagement Company (Cyprus) Limited and Starbulk S.A. Star Bulk Management, Star Bulk Shipmanagement Company (Cyprus) Limited and Starbulk S.A. employ a number of additional shore-based executives and employees designed to ensure the efficient performance of our activities.  We reimburse and/or advance funds as necessary to Star Bulk Management, Star Bulk Shipmanagement Company (Cyprus) Limited and Starbulk S.A. in order for them to conduct their activities and discharge their obligations, at cost.

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

Star Bulk Shipmanagement Company (Cyprus) Limited provides technical and operation management services in respect of 17 of our vessels.  The management services include arrangement and supervision of dry docking, repairs, insurance, regulatory and classification society compliance, provision of crew, appointment of surveyors and technical consultants.

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

Procurement

As of January 1, 2015, we engaged Ship Procurement Services S.A. (“SPS”), a third-party company, to provide to our fleet certain procurement services at a daily fee of $295 per vessel.

Basis for Statements

The International Dry Bulk Shipping Industry

Dry bulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage.  In 2017, based on preliminary figures, it is estimated that approximately 5.1 billion tons of dry bulk cargo was transported by sea.

The demand for dry bulk carrier capacity is derived from the underlying demand for commodities transported in dry bulk carriers, which is influenced by various factors such as broader macroeconomic dynamics, globalization trends, industry specific factors, geological structure of ores, political factors, and weather.  The demand for dry bulk carriers is determined by the volume and geographical distribution of seaborne dry bulk trade, which in turn is influenced by general trends in the global economy and factors affecting demand for commodities.  During the 1980s and 1990s seaborne dry bulk trade increased by 1-2% per annum.  However, over the last decade, between 2007 and 2017, seaborne dry bulk trade increased at a compound annual growth rate of 3.9%, substantially influenced by the entrance of China in the World Trade Organization.  The global dry bulk carrier fleet may be divided into seven categories based on a vessel’s carrying capacity.  These main categories consist of:

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

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss.  As of the beginning of March, 2018, the global dry bulk carrier order book amounted to approximately 10.0% of the existing fleet at that time. During 2017, a total of 14.6 million dwt was scrapped, representing significant scrapping activity but lower than the third-highest figure on record during 2016 (29.3 million dwt), as the dry bulk market improved. Since then, as of March 2018, we have observed a further slowing in the annualized demolition rate, with 1.4 million dwt being scrapped since the beginning of 2018. Historically, from 2006 to 2015, vessel annual demolition rate averaged 15.2 million dwt per year, with a high of 33.41 million dwt scrapped in 2012. Given the reduced vessel supply, and the continued strength in demand for dry bulk commodities globally, we believe there will be an increasingly positive effect on freight rates in the future.

Charter hire Rates

Charter hire rates paid for dry bulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role.  Furthermore, the pattern seen in charter rates is broadly similar across the different charter types and between the different dry bulk carrier categories.  However, because demand for larger dry bulk carriers is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

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

Within the dry bulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange, such as the Baltic Dry Index (“BDI”).  These references are based on actual charter hire rates under charter entered into by market participants, as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers.

The BDI declined from a high of 11,793 in May 2008 to a low of 290 in February 2016, which represents a decline of 98%. In 2017, the BDI ranged from a low of 685 in February, 2017, to a high of 1,743 in December 2017. As of February 27, 2018, the BDI was 1,188. Even though charter hire levels have increased since then, there can be no assurance that they will increase further, and the market could decline again.

Vessel Prices

As of the end of 2017, dry bulk vessel values increased as compared to 2016.  Consistent with these trends, the market value of our dry bulk carriers had also increased.  As charter rates and vessel values remain at relatively low levels compared to long term historical averages, there can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will decrease or improve to any significant degree in the near future.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry.  Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards.  We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations.  We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits licenses, certificates or other authorizations necessary for the conduct of our operations.  However, because such laws and regulations change frequently and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.  In addition, a future serious marine incident that causes significant adverse environmental impact, such as the grounding of the Exxon Valdez in 1989, the explosion and oil spill in 2010 with respect to the Deepwater Horizon offshore oil rig in the Gulf of Mexico, or the collision, fire and sinking of the Sanchi, could result in additional legislation or regulations that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization (the “IMO”) is the United Nations agency for maritime safety and the prevention of pollution by ships.

Pollution

The IMO adopted, in 1973, the International Convention for the Prevention of Marine Pollution from Ships, which has been modified by the related Protocol of 1978 and various amendments (collectively, “MARPOL”).  MARPOL took effect on October 2, 1983.  It has been signed and ratified by over 150 nations, including many of the jurisdictions in which our vessels operate.

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

In 2012, the IMO’s Marine Environmental Protection Committee, or “MEPC,” adopted a resolution amending the International Code for the Construction and Equipment of Ships Carrying Dangerous Chemicals in Bulk, or the IBC Code.  The provisions of the IBC Code are mandatory under MARPOL and “SOLAS.”  These amendments, which took effect in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code.  We may need to make certain financial expenditures to comply with these amendments.

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

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution.  Effective May 2005, Annex VI sets limits on nitrogen oxide emissions from ships whose diesel engines were constructed (or underwent major conversions) on or after January 1, 2000.  It also prohibits “deliberate emissions” of “ozone depleting substances,” defined to include certain halons and chlorofluorocarbons.  “Deliberate emissions” are not limited to times when the ship is at sea; they can for example include discharges occurring in the course of the ship’s repair and maintenance.  Emissions of “volatile organic compounds” from certain tankers and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls) are also prohibited.  Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls of sulfur emissions known as Emission Control Areas (“ECAs”) (see below).

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

Sulfur content standards are even stricter within certain ECAs.  By January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%.  The Amended Annex VI establishes procedures for designating new ECAs.  Currently, the Baltic Sea, the North Sea, and certain coastal areas of North America have been designated ECAs.  Furthermore, as of January 1, 2014 the United States Caribbean Sea was designated an ECA.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs.  If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the countries where we operate, compliance with these regulations could entail significant capital expenditures, operational changes, or otherwise increase the costs of our operations.

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

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatories to such conventions.  For example, in February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”).  The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits.  All ships will also have to carry a ballast water record book and an International Ballast Water Management Certificate.  In general, ships whose keel was laid after September 8, 2017 must comply on delivery, while existing ships in general must comply by the first IOPP renewal after September 8, 2019.  Although the BWM Convention took effect on September 8, 2017 (or after September 8, 2019 in case no IOPP renewal has been credited between September 8, 2014 and September 8, 2017), it has not been ratified by the United States. The USCG, however, has adopted ballast water treatment regulations that impose ballast water discharge standards similar to those of the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date “existing” vessels, and allows for the installation of a BWM system on such vessels at the first renewal survey following entry into force of the Convention.  At MEPC 70, MEPC updated “guidelines for approval of ballast water management systems (G8).”  G8 updates previous guidelines concerning the procedures to approve BWM systems.  Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers, and the cost of ballast water treatments may be material.  However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges.  The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.  Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.

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

Several SOLAS regulations came into effect in 2016.  Regulation II-1/3-10 of SOLAS regulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution.  Goal-based standards amendments in SOLAS regulation II-1/3-10 were adopted in 2010 and took effect in 2012, with a date of July 1, 2016 set for application to new oil tankers and bulk carriers.  SOLAS regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which took effect on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers.  Finally, SOLAS Regulation VI/2 was amended to require mandatory verification of gross mass of packed containers, effective July 1, 2016.

Furthermore, the amendments to SOLAS chapter II-1 ﴾Construction - Structure, subdivision and stability, machinery and electrical installations﴿, include amendments to Part F Alternative design and arrangements, to provide a methodology for alternative design and arrangements for machinery, electrical installations and low-flashpoint fuel storage and distribution systems; and a new Part G Ships using low-flashpoint fuels, to add new regulations to require ships constructed after 1 January 2017 to comply with the requirements of the IGF Code, together with related amendments to chapter II-2 and Appendix ﴾Certificates﴿.

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

Additionally, noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.  The USCG and the E.U. authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and E.U. ports, respectively.  As of the date of this report, each of our vessels is ISM Code certified.  However, there can be no assurance that such certificate will be maintained.

The IMO continues to review and introduce new regulations.  It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which took effect in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions.  The 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which took effect on November 4, 2016.  The Paris Agreement does not directly limit greenhouse gas emissions from shipping.  As of January 1, 2013, however, all new ships must comply with two new sets of mandatory requirements, which were adopted by MEPC in July 2011 to address greenhouse gas emission from ships.  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.  Currently, operating ships are required to develop and follow Ship Energy Efficiency Management Plans, while minimum energy efficiency levels per capacity mile apply to new ships, as defined by the Energy Efficiency Design Index.  These requirements could cause us to incur additional compliance costs.  The IMO is planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session.  The European Parliament and Council of Ministers are expected to endorse regulations that would require monitoring and reporting of greenhouse gas emissions from marine vessels in the near future.  In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources.  The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel emissions, and the sulfur content found in marine fuel.  The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels.  Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have recently been considered in the U.S. Congress.  Furthermore, in the United States, individual states can also enact environmental regulations.  For example, California has introduced caps for greenhouse gas emission and, in the end of 2016, signaled it might take additional actions regarding climate change.  Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

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

The explosion and oil spill in 2010 with respect to the Deepwater Horizon offshore oil rig in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, on August 15, 2012, the U.S. Bureau of Safety and Economic Enforcement issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices (the “Final Rule”).  The Final Rule took effect on October 22, 2012.  In late 2016, the government of Canada imposed a ban on new drilling in Canadian Arctic waters. A similar U.S. ban was put into effect on December 20, 2016 with respect to offshore areas under U.S. jurisdiction, but in January 2018, the current U.S. government announced its intention to lift the ban.

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

The USCG regulations adopted under the U.S. National Invasive Species Act also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters which require the installation of equipment to treat ballast water before it is discharged in U.S. waters or, in the alternative, the implementation of other port facility disposal arrangements or procedures.  Vessels not complying with these regulations are restricted from entering U.S. waters.  The USCG must approve any technology before it is placed on a vessel.

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

European Union Regulations

In October 2009, the E.U. amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water.  Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties.  Member States were required to enact laws or regulations to comply with the directive by the end of 2010.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.  The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger.

International Labour Organization

The ILO is a specialized agency of the UN with headquarters in Geneva, Switzerland.  The ILO has adopted the Maritime Labor Convention 2006 (the “MLC 2006”).  A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade.  The MLC 2006 took effect on August 20, 2013.  Amendments to the MLC 2006 were adopted in 2014 and 2016.  We have developed new procedures to ensure full compliance with the requirements of the MLC 2006.

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

Most vessels are also dry docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. In case that vessel is less than 15 years old, the inspection of underwater parts may be inspected in lieu of drydocking carrying out an in water survey. Actual dry dock during vessel’s special survey cannot be avoided. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits subject to physical inspection of class surveyor.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies (the “IACS”).  All our vessels are certified as being “in class” by RINA, ABS and BV, major classification societies which are member of IACS.  All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreements.  If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

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

We maintain hull and machinery, war risks, protection and indemnity, and freight, demurrage and defense insurance covers for our fleet in amounts that we believe to be prudent to cover normal risks in our operations.  Furthermore, while we believe that the insurance coverage that we will obtain is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery, Increased Value, Protection and Indemnity and War Risks Insurances

We maintain hull and machinery and war risks insurance, which include the risk of actual or constructive total loss, for all of our vessels.  Our vessels are each covered for hull and machinery risks up to at least their fair market value with deductibles of $100,000-$150,000 per vessel per incident.  We also maintain increased value insurance for most of our vessels.  Under this increased value insurance, in the event of total loss of a vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy.  Increased value insurance also covers excess liabilities which are not recoverable under our hull and machinery policy.

Protection and indemnity insurance is provided by mutual protection and indemnity associations (“P&I Associations”), which insure owners’ liabilities to third parties in connection with our shipping activities.  This includes third-party liability and other related expenses, including but not limited to, those resulting from the illness, injury or death of a crew member and other third parties, stowaways expenses, the loss or damage to cargo, claims arising from collisions, damage to third-party property, pollution arising from oil or other substances and salvage, towage and other related costs, including wreck removal.  Our P&I coverage is subject to and in accordance with the rules of the P&I Association in which the vessel is entered.  The cover afforded for oil pollution is limited to $1 billion per vessel per incident and for seamen and crew risks is limited to $ 3 billion.

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

As of December 31, 2017, we are the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under Item 18.  “Financial Statements.”

D.	Property, plant and equipment

We do not own any real property.  Our interests in the vessels in our fleet are our only material properties.  See Item 4.  “Business overview-Our Fleet.”

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

Overview

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with “Item 3.  Key Information - Selected Financial Data”, “Item 4.  Business Overview” and our historical consolidated financial statements and accompanying notes included elsewhere in this report.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance.  Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in “Item 3.  Key Information - D. Risk Factors” and elsewhere in this report.

We are an international shipping company with extensive operational experience that owns and operates a fleet of dry bulk carrier vessels.  Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes.

A.	Operating Results

We deploy our vessels on a mix of medium to long-term time charters and spot market under short-term time charters or voyage charters contracts of affreighment, or in dry bulk carrier pools, according to our assessment of market conditions. We adjust the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with medium to long-term time charters, or to profit from attractive spot charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak charter market conditions. As of February 27, 2018, we employ 15 of our vessels on medium to long-term time charters (with an average remaining term of approximately 0.85 years) scheduled to expire from September 2018 until May 2019, and 57 of our vessels in the spot market. Key Performance Indicators

Our business consists primarily of:

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

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships (i.e., administration of bank loans and bank accounts);

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	charter rates and duration of our charters;

•	age, condition and specifications of our vessels

•	levels of vessel operating expenses;

•	depreciation and amortization expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

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

•	Ownership days are the total number of calendar days each vessel in the fleet was owned by us for the relevant period.

•	Available days for the fleet are the ownership after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and lay-up days, if any.

•	Charter-in days are the total days that we charter-in third-party vessels

•	Fleet utilization calculated by dividing (x) available days plus charter-in days by (y) ownership days plus charter-in days for the relevant period.

•	Time charter equivalent rate. Represents the weighted average daily TCE rate of our entire fleet (please refer below for its detailed calculation).

The following table reflects our, ownership days, fleet utilization and TCE rates for the periods indicated:

(TCE rates expressed in U.S. Dollars)
	Year ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2017

Average number of vessels	69.06	69.77	69.55
Number of vessels in operation ( as of the last day of the periods reported)	70	67	71
Average age of operational fleet (in years)	7.4	7.7	8.2
Ownership days	25,206	25,534	25,387
Available days	24,096	24,623	25,272
Charter-in days	108	366	428
Fleet utilization	96%	96%	100%
Time charter equivalent rate (TCE)	$7,042	$6,208	$10,393
Voyage revenues	$234,035	$221,987	$327,892

Time Charter Equivalent Rate (TCE)

TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses, charter-in hire expenses and amortization of fair value of above/below market acquired time charter agreements) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Charter-in hire expensess related to hire paid to charter-in third party vessels either under time charters or voyage charters. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters and bareboat charters) under its vessels may be employed between the periods. We included TCE revenues, a non-GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and in evaluating our financial performance. The TCE rate for the year ended December 31, 2017 was calculated excluding Star Logistics that was recently formed as further discussed elsewhere herein. Our calculation of TCE rate may not be comparable to that reported by other companies.

The following table reflects the calculation of our TCE rates and the reconciliation of TCE revenues to voyage revenues as reflected in the consolidated statement of operations (for the year ended December 31, 2017, the TCE rate was calculated excluding Star Logistics):

(In thousands of U.S. Dollars, except as otherwise stated)
	Year ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2017
Voyage revenues	$234,035	$221,987	$327,892
Less:
Voyage expenses	(72,877)	(65,821)	(63,034)
Charter-in hire expenses	(1,025)	(3,550)	(2,197)
Amortization of fair value of below/above market acquired time charter agreements	9,540	254	-
Time charter equivalent revenues	$169,673	$152,870	$262,661

Available days for fleet	24,096	24,623	25,272
Time charter equivalent rate (TCE)	$7,042	$6,208	$10,393

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate, the number of charter in days, the amount of daily charter hire or freight rates that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market.

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

Vessel Voyage Expenses

Voyage expenses include port and canal charges, agency fees, fuel (bunker) expenses and brokerage commissions payable to related and third parties. Bunker expenses, port and canal charges primarily increase in periods during which vessel are employed on voyage charters because these expenses are paid by the owners. Our voyage expenses primarily consist of bunkers cost and commissions paid in connection with the chartering of our vessels.

Charter-in hire expensess

Charter-in hire expensess represent hire expenses for chartering-in third party vessels, either under time charters or voyage charters. Charter-in hire expenses are expected to increase as the activity of Star Logistics expands.

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

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors and executives’ compensation, legal, consulting, audit and accounting expenses.

Management Fees

Management fees include fees paid to a third party providing certain procurement services to our fleet.

Interest and Finance Costs

We incur interest expense and financing costs in connection with our outstanding indebtedness under our existing loan facilities (including capital leases) and the 2019 Notes (while they were outstanding) and the 2022 Notes. We also incurred financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of that debt liability and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

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

Gain / (Loss) on Forward Freight Agreements and Bunker Swaps

From time to time, we may take positions in freight derivatives, including freight forward agreements (the “FFAs”) and freight options with an objective to utilize those instruments as economic hedges that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period.  Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. All of our FFAs are settled on a daily basis through reputable exchanges such as London Clearing House (LCH) or Singapore Exchange (SGX).  Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts.  Freight options are treated as assets/liabilities until they are settled.  Any such settlements by us or settlements to us under FFAs are recorded under (gain)/loss on forward freight agreements.

Also, from time to time, we may enter into bunker swap contracts to manage our exposure to fluctuations of bunker prices associated with the consumption of bunkers by our vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance.  Our bunker swaps are settled through reputable clearing houses, including the London Clearing House. The fair value of bunker swaps is the estimated amount that we would receive or pay to terminate the swaps at the reporting date (Level 2). Bunker price differentials paid or received under the swap agreements are recognized under (gain)/loss on forward freight agreements.

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

Impairment of long-lived assets: We follow guidance related to the impairment or disposal of long-lived assets, which addresses financial accounting and reporting for such impairment or disposal.  The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  The guidance calls for an impairment loss when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the asset is less than its carrying amount to the extent that their carrying amount is higher than their fair market value.  The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset.  The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration agreed sale prices and third-party valuations.  In this respect, management regularly reviews the carrying amount of each vessel, including newbuilding contracts, when events and circumstances indicate that the carrying amount of a vessel or a new building contract might not be recoverable (such as vessel sales and purchases, business plans, obsolesce or damage to the asset and overall market conditions).

When impairment indicators are present, we determine if the carrying value of each asset is recoverable by comparing (A) the undiscounted cash flows for each asset, using the Value-In-Use method, to (B) the carrying values for such asset.  Our management’s subjective judgment is required in making assumptions and estimates used in forecasting future operating results for this calculation.  Such judgment is based on current market conditions, historical industry’s and Company’s specific trends, as well as expectations regarding future charter rates, vessel operating expenses, vessels’ residual value and fleet utilization over the remaining useful life of the vessel, which is assumed to be 25 years from its delivery from the shipyard. These estimates are also consistent with the plans and forecasts used by the management to conduct our business.

The undiscounted projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent rate for the unfixed days over the estimated remaining economic life of each vessel, net of brokerage and address commissions.  Estimates of the daily time charter equivalent for the unfixed days are based on the current Forward Freight Agreement (“FFA”) rates, for the first three-year period, and historical average rate levels of similar size vessels for the period thereafter.  The expected cash inflows from charter revenues are based on an assumed fleet utilization rate of approximately 98% for the unfixed days, also taking into account expected technical off-hire days.  In assessing expected future cash outflows, management forecasts vessel operating expenses, which are based on our internal budget for the first annual period, and thereafter assume an annual inflation rate of up to 3% (escalating to such level during the first three-year period and capped at the tenth year), as well as vessel expected maintenance costs (for dry docking and special surveys).  The estimated salvage value of each vessel is $300 per light weight ton, in accordance with our vessel depreciation policy.  We use a probability weighted approach for developing estimates of future cash flows used to test our vessels for recoverability when alternative courses of action are under consideration (i.e.  sale or continuing operation of a vessel).  If our estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value with a charge recorded in earnings.

Using the framework for estimating projected undiscounted net operating cash flows described above, we completed our impairment analysis for the years ended December 31, 2015, 2016 and 2017, for those operating vessels and newbuildings whose carrying values were above their respective market values.  For the year ended December 31, 2017, no asset impairment was necessary.  An impairment loss of $321,978 and $29,221 was recognized for the years ended December 31, 2015 and 2016, respectively, which resulted primarily from our actual and intended vessel sales are further described elsewhere herein.

Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective.  To minimize such subjectivity, our analysis for the year ended December 31, 2017, also involved sensitivity analysis to the model inputs we believe are more important and likely to change.  In particular, we modified the utilization ratio of each vessel, in order to account for the effect of increased idle time of vessels under a weak market environment.  In addition, in terms of our estimates for the charter rates for the unfixed period, we consider that the FFA as of December 31, 2017, which is applied in our model for the first three years period, approximates the levels of charters rates at which the Company could fix all of its unfixed vessels currently should management opted for a fully hedged chartering strategy over the next three years.  We, however, sensitized our model with regards to freight rate assumptions for the unfixed period beyond the first three years.  Our sensitivity analysis revealed that, to the extent the historical rates would not decline by more than a range of 20% to 56%, depending on the vessel, or the utilization rate would not be reduced by more than a range of 16% to 62%, we would not require to recognize additional impairment.

Vessel Acquisitions and Depreciation: We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and delivery expenditures, including pre-delivery expenses and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation.  We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering the estimated salvage value.  We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard, with secondhand vessels depreciated from the date of their acquisition through their remaining estimated useful life.  Effective January 1, 2015, and following management’s reassessment of the residual value of our vessels, the estimated scrap value per light weight tonnage was increased from $200 to $300.  The current value of $300 is based on the historical average demolition prices prevailing in the market.  The effect of this change in accounting estimate, which pursuant to Accounting Standards Codification (“ASC”) 250, “Accounting Changes and Error Corrections” was applied in our financial statements prospectively and did not require retrospective application, was to decrease the depreciation expense and the net loss for the year ended December 31, 2015, by $6.3 million, or $0.16 loss per basic and diluted share.

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

Trade accounts receivable, net: The amount shown as trade accounts receivable, at each balance sheet date, includes estimated receivables from customers net of any provision for doubtful debts.  At each balance sheet date, we provide for doubtful accounts on the basis of identified doubtful receivables.

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

Only four out of our nine interest rate swaps were designated as accounting hedges during the years ended December 31, 2016 and 2017 and for the period from April 1, 2015 through December 31, 2015. Our FFAs and bunker swaps do not qualify for hedge accounting.

Year ended December 31, 2017 compared to the year ended December 31, 2016 .

Voyage revenues net of Voyage expenses: For the year ended December 31, 2017, total voyage revenues net of voyage expenses were $267.3 million, compared to $156.2 million for the year ended December 31, 2016. This increase was primarily attributable to the significant rise in charter hire rates, which led to a TCE rate of $10,393 (excluding Star Logistics) for the year ended December 31, 2017, compared to $6,208 for the year ended December 31, 2016 as well as the increase in available days due to reactivation in 2017 of all vessels that were laid-up during the year ended December 31, 2016.

Charter-in hire expenses: For the year ended December 31, 2017 and 2016, charter hire expense was $5.3 million and $3.6 million, respectively. During the year ended December 31, 2017, charter hire expense included the expense for leasing back the vessel Astakos (which we sold in September 2015) until August 2017 and the expense for chartered-in third party vessels by Star Logistics. The corresponding expense for the year ended December 31, 2016 included only the expense for leasing back the vessel Astakos throughout the year.

Vessel operating expenses: For the year ended December 31, 2017 and 2016, vessel operating expenses were $101.4 million and $98.8 million, respectively. Vessel operating expenses for such periods include one-time expenses, consisting mainly of pre-delivery and pre-joining expenses, of $2.3 million and $1.8 million, respectively. Excluding these amounts, our average daily operating expenses per vessel for the years ended December 31, 2017 and 2016 were slightly increased mainly due to the reactivation in 2017 of all vessels that were laid-up during the year ended December 31, 2016.

Dry docking expenses: For the year ended December 31, 2017 and 2016, dry docking expenses were $4.3 million and $6.0 million, respectively. During the year ended December 31, 2017, four vessels underwent and completed their periodic dry docking surveys. During the same period in 2016, nine vessels underwent their periodic dry docking surveys, two of which were ongoing from December 2015.

General and administrative expenses: For the years ended December 31, 2017 and 2016, general and administrative expenses were $31.0 million and $24.6 million, respectively. These expenses for the year ended December 31, 2017 include stock-based compensation expense of $9.3 million and legal fees of $1.0 million incurred in connection with the restructuring of our indebtedness. During the year ended December 31, 2016, general and administrative expenses included stock-based compensation expense of $4.2 million and professional advisory services of $0.3 million that were not part of our ordinary course of business. Excluding the above mentioned stock-based compensation expense and one-time expenses, our general and administrative expenses were slightly increased mainly due to the higher EUR/USD exchange rate during the year ended December 31, 2017 compared to the year ended December 31, 2016 which resulted in higher wage expenses.

Other operational gain: For the year ended December 31, 2017, we recognized other operational gain of $2.9 million, consisting of an amount of $2.1 million, resulting from a cash settlement of a commercial dispute and gain from hull and machinery insurance claims. During the year ended December 31, 2016, we recognized other operational gain of $1.6 million, mainly consisting of gain from insurance claims.

(Gain)/Loss on sale of vessel: During the year ended December 31, 2017 we recognized an aggregate net gain on sale of vessels of $2.6 million in connection with the sale of the Star Eleonora and the Star Vanessa. During the year ended December 31, 2016, we recognized an aggregate net loss on sale of vessels of $15.2 million in connection with the sale of 15 vessels.  Total proceeds from these sales were $380.2 million and $15.2 million for the years ended December 31, 2016 and 2017, respectively.

Interest and finance costs net of interest and other income/(loss): For the years ended December 31, 2017 and 2016, interest and finance costs net of interest and other income/(loss) were $47.5 million and $40.3 million, respectively. The respective increase is attributable to: (i) the increase in LIBOR between the periods, (ii) the increase in the weighted average balance of our outstanding indebtedness to $1,027.1 million during the year ended December 31, 2017 compared to $978.8 million for the same period in 2016 and (iii) the decrease in interest capitalized from general debt in connection with the payments made for our newbuilding vessels to $2.4 million from $3.9 million, respectively, which is recognized as credit in the interest and finance costs. The increase was partially offset by higher interest income earned due to higher outstanding cash balances held in time deposits during the respective periods.

Gain/(Loss) on derivative financial instrument, net: During the year ended December 31, 2017, we recorded a gain on derivative financial instruments of $0.2 million, while during the year ended December 31, 2016 we recorded a loss on derivative financial instruments of $2.1 million in connection with our interest rate swaps that do not qualify for hedge accounting. The reversal of the aforementioned loss into gain is attributable to the increase in LIBOR during the respective periods.

Loss on debt extinguishment: During the year ended December 31, 2017 we recorded $1.3 million of loss on debt extinguishment in connection with the non-cash write-off of unamortized deferred finance charges resulting from the cancellation of a previous loan commitment and the refinancing in full of our 2019 Notes in December 2017. During the year ended December 31, 2016, we recorded $2.4 million of loss on debt extinguishment in connection with the non-cash write-off of unamortized deferred finance charges resulting from the mandatory prepayment in full of outstanding loan balances following the sale of certain vessels, as well as from the cancellation of certain committed loan amounts resulting from (i) the sale of certain newbuilding vessels upon their delivery from the shipyards and (ii) the termination of two newbuilding contracts agreed in February 2016.

Year ended December 31, 2016 compared to the year ended December 31, 2015.

Voyage revenues net of Voyage expenses: For the year ended December 31, 2016, total voyage revenues net of voyage expenses were $156.2 million, compared to $161.2 million for the year ended December 31, 2015.  This decrease was primarily driven by the lower charter hire rates prevailing in the dry bulk market during the year ended December 31, 2016, compared to the corresponding period in 2015.  The TCE rates for the year ended December 31, 2016 and 2015 were $6,208 and $7,042, respectively.

Charter-in hire expenses: For the year ended December 31, 2016, charter hire expense was $3.6 million, representing the expense for leasing back the vessel Astakos (ex-Maiden Voyage), which we sold in September 2015.  The corresponding expense for the year ended December 31, 2015 was $1.0 million.

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

(Gain)/Loss on sale of vessel: During the year ended December 31, 2016, we recognized an aggregate loss on sale of vessels of $15.2 million in connection with the sale of 15 vessels.  Total proceeds from these sales were $380.2 million.  During the year ended December 31, 2015 we recognized an aggregate loss on sale of vessels of $20.6 million relating to the sale of 12 vessels.  Total proceeds from these sales were $71.4 million, of which $1.1 million was received in 2014 as an advance for the sale of the Star Kim.

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

Our principal sources of funds have been equity provided by our shareholders through equity offerings, additional debt under secured credit facilities, debt securities or capital lease financings, cash flows from operations and vessel sales. Our principal uses of funds have been capital expenditures to grow our fleet, maintain the quality of our dry bulk carriers and comply with international shipping standards, environmental laws and regulations, to fund working capital requirements, interest and principal payments on outstanding indebtedness and to make dividend payments to the extent permitted by our loan agreements.

Our short-term liquidity requirements include paying operating costs, funding working capital requirements, interest and principal payments on outstanding indebtedness and maintaining cash reserves against fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities and our cash balances.

Our medium- and long-term liquidity requirements are funding the equity portion of the newbuilding vessel installments, funding required payments under our vessel financings and other financing agreements and paying cash dividends when we are able to do so. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations, new debt or capital lease financing, equity issuances and vessel sales.

Recent Equity Offerings and Senior Notes

On January 14, 2015, we issued and sold 9,800,084 common shares (in an underwritten public offering, at a price of $25.00 per share.  The aggregate proceeds net of underwriting commissions were $242.2 million, which we used for the financing of our newbuilding program and general corporate purposes.

On May 18, 2015, we issued and sold 11,250,000 common shares in an underwritten public offering, at a price of $16.00 per share.  The aggregate proceeds net of underwriting commissions were $175.6 million, which we used for the financing of our newbuilding program and general corporate purposes.

On September 20, 2016, we issued and sold 11,976,745 common shares in an underwritten public offering, at a price of $4.30 per share.  The aggregate proceeds net of underwriting commissions were $50.3 million, raised for general corporate purposes.

On January 26, 2017 and February 2, 2017, we issued and sold an aggregate 6,310,272 common shares pursuant to a private placement, at a price of $8.15 per share.  The aggregate proceeds to us, net of private placement agent’s fees and expenses were approximately $50.4 million, raised for general corporate purposes.

On November 9, 2017, we issued $50.0 million aggregate principal amount of 8.30% Senior Notes due 2022 (the “2022 Notes”).  The 2022 Notes mature in November 2022 and are senior, unsecured obligations of Star Bulk Carriers Corp. The 2022 Notes are not guaranteed by any of our subsidiaries. We used the proceeds of the 2022 Notes to redeem in full our issued and outstanding $50.0 million aggregate principal amount of 8.00% Senior Notes due 2019 (the “2019 Notes”).

Significant Changes in our Fleet

Please see “Item 4. Information on the Company” for a description our vessel acquisitions and dispositions.

As of February 27, 2018, the total aggregate payments related to the construction of our remaining two newbuilding vessels were expected to be $74.3 million, payable upon their delivery. Delivery is expected to be in April 2018 for both newbuilding vessels HN 1361 (tbn Star Magnanimus) and HN 1343 (tbn Star Leo). As of February 27, 2018, we had $251.8 million of cash on hand and we had obtained commitments for $40.0 million of secured debt for HN 1361 in the form of capital lease and we also expect to obtain a commitment for up to $30.0 million of secured financing for HN 1343, based on current market valuations.

As of December 31, 2016, we had outstanding borrowings (including capital lease commitments and the 2019 Notes) of $951.3 million, of which $6.2 million was scheduled to be repaid in the next twelve months, representing only lease commitments after the Restructuring Transactions (See “–Restructuring Transactions”, below). As of December 31, 2017, we had outstanding borrowings (including capital lease commitments and the 2022 Notes) of $1,027.2 million, of which $189.3 million is scheduled to be repaid in the next twelve months. The repayments during fiscal 2018 include: (i) regular repayments for the twelve month period ended December 31, 2018 according to the outstanding debt and lease agreements (as amended pursuant to the Supplemental Agreements as defined below), (ii) the amount of $35.6 million paid in February 2018 towards the parties under the Restructuring Transactions pursuant to the excess cash mechanism as of December 31, 2017, (iii) the debt principal repayments that we announced that we intend to make, in total at least equivalent to the amortization payments scheduled, prior to commencement of debt amortization holidays, for the first and second quarters of 2018 under the “ cash sweep” mechanism incorporated in our Supplemental Agreements (these payments will be made following our decision to end  the deferral of amortization payments pursuant to the Supplemental Agreements, six months ahead of schedule.as described below) and (iv) scheduled payments pursuant to the refinancing of Commerzbank $120.0 million Facility and the ABN AMRO $87.5 million Facility as described below.

As of February 27, 2018 we had $251.8 million in cash and outstanding borrowings (including capital lease commitments and 2022 Notes) of $1,020 million.

We believe that our current cash balance and our operating cash flows will be sufficient to meet our 2018 liquidity needs and at least through the end of the first quarter of 2019, including funding the operations of our fleet, capital expenditure requirements and any other present financial requirements. However, we may seek additional indebtedness to refinance our existing debt or to finance future vessels acquisitions or replacements (to extent permitted by our Supplemental Agreements) in order to maintain our strong cash position. Even though the dry bulk market has improved during 2017, persistent, historically low rates prior to 2017 resulted in decrease in our prior period revenues and our operating cash flows were adversely affected. To address our liquidity and covenant compliance issues, we completed the Restructuring Transactions described below, and we believe that these measures enabled us to achieve our current strong cash position. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial and equity markets, that are beyond our control.

We may fund possible growth through our cash balances, operating cash flows, additional long-term borrowing, capital leases and the issuance of new equity.  Our practice has been to acquire dry bulk carriers using a combination of funds from operations and bank debt secured by mortgages on our dry bulk carriers.  Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer dry bulk carriers and the selective sale of older dry bulk carriers.  These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms. However our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial and equity markets, that are beyond our control.

Cash Flows

Cash and cash equivalents as of December 31, 2017 amounted to $257.9 million, compared to $181.8 million as of December 31, 2016.  We define working capital as current assets minus current liabilities, including the current portion of long-term debt.  Our working capital surplus was $93.4 million as of December 31, 2017, compared to $200.3 million as of December 31, 2016. The respective decrease was, mainly due to the fact that as of December 31, 2016, we were not required to make any regular payments under our Senior Secured Credit Facilities for the next twelve months, after the Restructuring Transactions, as described below.

As of December 31, 2016 and 2017, we were required to maintain minimum liquidity, not legally restricted, of $47.6 million and $51.4 million, respectively, which is included within “Cash and cash equivalents” in 2016 and 2017 balance sheets, respectively. In addition, as of December 31, 2016 and 2017, we were required to maintain minimum liquidity, legally restricted, of $14.0 million and of $15.6 million, respectively, which is included within “Restricted cash” in the 2016 and 2017 balance sheets, respectively.

We believe that our current cash balance and our operating cash flow will be sufficient to meet our liquidity needs over the next twelve months.

Year ended December 31, 2017 compared to the year ended December 31, 2016

Net Cash Provided By / (Used In) Operating Activities

Net cash provided by operating activities for the year ended December 31, 2017 was $81.0 million, whereas net cash used in operating activities for the year ended December 31, 2016 was $33.4 million. The increase is due to: (i) the significant recovery of the dry bulk market during the year ended December 31, 2017, which resulted in a significantly higher TCE rate of $10,393 (excluding Star Logistics) compared to $6,208 for the  year ended December 31, 2016, which is also reflected in the increase of our operating income (excluding non-cash items) and (ii) a slight net working capital outflow during the year ended December 31, 2017 compared to a $9.7 million working capital outflow for the year ended December 31, 2016. These positive factors were partially offset by higher net interest expense for the year ended December 31, 2017 compared to the corresponding period in 2016.

Net Cash Provided By / (Used In) Investing Activities

Net cash used in investing activities for the year, ended December 31, 2017 and 2016 was $126.9 million and $13.2 million, respectively. For the year ended December 31, 2017, net cash used in investing activities consisted of: (i) $143.7 million paid for advances and other capitalized expenses for our newbuilding and newly delivered vessels; offset partially by (ii) $15.2 million of proceeds from the sales of the Star Eleonora and the Star Vanessa; (iii) $1.4 million of hull and machinery insurance proceeds; and (iv) a net decrease of $0.2 million in restricted cash, as required under our loan agreements

For the year ended December 31, 2016, net cash used in investing activities consisted of: (i) $396.2 million paid for advances and other capitalized expenses for our newbuilding and newly delivered vessels; offset partially by (ii) $380.2 million of proceeds from the sales of  operating vessels and certain newbuilding vessels, which were sold upon their delivery from the shipyard; (iii) $2.5 million of hull and machinery insurance proceeds; and (iv) a net decrease of $0.2 million in restricted cash, as required under our loan agreements.

Net Cash Provided By / (Used In) Financing Activities

Net cash provided by financing activities for the year ended December 31, 2017 and 2016 was $122.0 million and $20.4 million, respectively. For the year ended December 31, 2017, net cash provided by financing activities consisted of: (i) $79.9 million in increased capital lease obligations, relating to two delivered newbuilding vessels, under bareboat charters; (ii) $30.8 million of proceeds drawn under a loan facility used for the financing of the Star Charis and the Star Suzanna and the refinancing of the Heron Vessels Facility; (iii) $50.0 million proceeds from the issuance of our 2022 Notes, used to redeem in full our 2019 Notes, in December 2017 and (iv) $51.5 million of proceeds, net of aggregate private placement agent’s fees and other offering expenses of $1.0 million, from a private placement of our common shares completed in February 2017; offset partially by (v) $21.4 million paid in aggregate in connection with: (a) the regular amortization of outstanding vessel financings, (b) capital lease installments, (c) the partial prepayment of a loan facility due to the sale of the Star Eleonora (d) the prepayment to the banks of an amount equal to 20% of the equity issuance proceeds used for the acquisition of four vessels during the period and (e) the excess cash for the quarter ended September 30, 2017, paid pursuant to the cash sweep mechanism in our Supplemental Agreements; (vi) $14.8 million used for the prepayment in full of the Heron Vessels Facility; (vii) $50.0 used to redeem in full the 2019 Notes; and (viii) $0.9 million of financing fees, paid in connection with the restructuring of our indebtedness and the new facility used for the financing of the Star Charis and the Star Suzanna and the refinancing of the Heron Vessels Facility and a further $2.1 million of financing fees, paid in connection with the issuance of our 2022 Notes.

For the year ended December 31, 2016, net cash provided by financing activities consisted of: (i) $86.4 million in increased capital lease obligations, relating to two delivered newbuilding vessels, under bareboat charters; (ii) $ an aggregate of $65.4 million of proceeds from loan facilities used for the financing of delivery installments for four of our newbuilding vessels delivered during this period; (iii) $50.6 million of proceeds, net of underwriting discounts and commissions and other offering expenses of $0.3 million, from a public offering of our common shares completed in September 2016; offset partially by (iv) $181.2 million paid in aggregate in connection with: (a) the regular amortization of outstanding vessel financings, (b) capital lease installments and (c) mandatory prepayment of several loan facilities due to the sale of the corresponding mortgaged vessels; and (v) $0.5 million of financing fees, paid in connection with the restructuring of our indebtedness.

Year ended December 31, 2016 compared to the year ended December 31, 2015

Net Cash Provided By / (Used In) Operating Activities

Net cash used in operating activities for the year ended December 31, 2016 and 2015, was $33.4 million and $14.6 million, respectively.  The increase is due to: (i) a working capital outflow of $10.0 million mainly attributable to payments to our suppliers, for the year ended December 31, 2016, compared to a working capital inflow of $1.2 million for the corresponding period of 2015 and (ii) higher net interest expense and (iii) the increase of our operating income (excluding non-cash items).

Net Cash Provided By / (Used In) Investing Activities

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

Net Cash Provided By/ (Used In) Financing Activities

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

The Restructuring Transactions

The prolonged market downturn in the dry bulk market, depressed freight rates and low prevailing vessel market values in the past years led to net losses over an extended period of time. As a result of these operating conditions, we took significant steps in fiscal years 2015 and 2016 to improve our liquidity through a reduction in the operating costs of our vessels, opportunistic vessel sales, cancellation of newbuilding contracts and the negotiated deferral of delivery or reduction of the purchase price of all of our newbuilding vessels.

In addition to a number of measures (described above) implemented to address the adverse market conditions and in order to avoid any possibility that we might have been unable to comply with certain financial and other covenants in our credit agreements described below (the “Senior Secured Credit Facilities”) with our banks and export credit agencies (the “Lenders”), we and all of our Lenders completed in August 2016, a global restructuring of our Senior Secured Credit Facilities, which we refer to as the “Restructuring Transactions.” Under the Restructuring Transactions, we and the Lenders agreed to defer $224.0 million, equal to 100%, of our principal payments (including all scheduled amortization and balloon payments at stated maturity) due between June 1, 2016 and June 30, 2018, and waived in full or substantially relaxed the financial and other covenants in our Senior Secured Credit Facilities until December 31, 2019. As of August 31, 2016, we entered into separate standstill agreements (“Standstill Agreements”) and restructuring letter agreements (“RLAs”) with each of the Lenders. Each Standstill Agreement was designed to provide for a waiver and/or relaxation of covenants and suspension of principal payments until the execution of the relevant supplemental agreement (each, a “Supplemental Agreement”) for the permanent restructuring of each Senior Secured Credit Facility, which finalized in July 2017.

The Supplemental Agreement to each Senior Secured Credit Facility, among other things (i) defers principal payments owed from June 1, 2016 through June 30, 2018 to the due date of the balloon installments of each facility (the “Deferred Amounts”), (ii) waives in full or substantially relaxes the financial covenants, effective until December 31, 2019 and (iii) implements a cash sweep mechanism pursuant to which excess cash at the consolidated level above certain thresholds will be applied towards the payment of Deferred Amounts, payable pro rata based on each loan facility’s and lease agreement’s outstanding Deferred Amounts relative to the total Deferred Amounts at the end of each quarter. In exchange, we agreed to raise additional equity of not less than $50.0 million by September 30, 2016 (which condition was satisfied after the completion of September 2016 Equity Offering) and impose restrictions on paying dividends until all Deferred Amounts have been repaid. The Standstill Agreements, the RLAs and the Supplemental Agreements and the transactions contemplated thereby are included in the term “Restructuring Transactions.”

Following the execution of the RLAs, we entered into a Restructuring Letter Agreement with one of our lease providers to defer a portion of the principal repayments included in the hire amounts that were scheduled for payment between 1 October 2016 and 30 June 2018 under all the lease agreements (the “Deferred Lease Amounts”). The Deferred Lease Amounts will be amortized on a monthly basis in the remaining charter period, unless otherwise prepaid as part of a cash sweep mechanism which shall be implemented on a consolidated level as discussed above.

On December 28, 2017, we announced that in light of our improved performance and the dry bulk market in general, we are planning to make debt principal repayments that are in total at least equivalent to the amortization payments scheduled prior to the commencement of debt amortization holidays for the first and second quarters of 2018, under the “cash sweep” mechanism incorporated in our Supplemental Agreements. This decision effectively reflects the end of the deferral of amortization payments pursuant to the Supplemental Agreements, six months ahead of schedule

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

Supplemental Agreement - Commerzbank $120.0 million and $26.0 million Facilities

On December 17, 2012, we executed a commitment letter with Commerzbank to amend the Commerzbank $120.0 million Facility and the Commerzbank $26.0 million Facility. The definitive documentation for the supplemental agreement (the “Commerzbank Supplemental”) was signed on July 1, 2013. Pursuant to the Commerzbank Supplemental, we paid Commerzbank a flat fee of 0.40% of the combined outstanding loans under the two facilities and agreed, subject to certain conditions, to (i) amend some of the covenants governing the two facilities, (ii) prepay $2.0 million pro rata against the balloon payments of each facility and (iii) require us to raise $30.0 million in equity (which condition was satisfied with the completion of our rights offering in July 2013), and (iv) increase the loan margins. In addition, Commerzbank agreed to defer 60% and 50% of the quarterly installments for the years ended December 31, 2013 and 2014 (the “2013 Deferred Amounts”) to the balloon payments or to a payment in accordance with a semi-annual cash sweep mechanism, under which all earnings of the mortgaged vessels after operating expenses, dry docking provision, general and administrative expenses and debt service, if any, will be used as repayment of the 2013 Deferred Amounts. We were not permitted to pay any dividends as long as 2013 Deferred Amounts are outstanding and/or until original terms are complied with.

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

Please see above for information regarding the related Supplemental Agreement executed pursuant to the RLAs.

On January 8, 2018, we received a committed term sheet from a major commercial banking institution for the refinancing of the outstanding balance of the loan agreement with Commerzbank. The completion of the transaction is subject to customary definitive documentation, and the refinancing is expected to take place in April 2018.

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

Please see above for information regarding the related Supplemental Agreement executed pursuant to the RLAs.

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

In September 2016, we and HSH Nordbank signed a supplemental agreement to add the vessel Star Zeta as additional collateral.

As part of the Restructuring Transactions described above, we and HSH agreed to extend the maturity of this loan from September 2016 to August 2018.

Please see above for information regarding the related Supplemental Agreement executed pursuant to the RLAs.

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

Please see above for information regarding the related Supplemental Agreement executed pursuant to the RLAs.

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

Please see above for information regarding the related Supplemental Agreement executed pursuant to the RLAs.

On December 8, 2017, we took delivery of the vessel Star Triumph, which replaced the sold vessel Star Vanessa as a pledged vessel under the Deutsche Bank AG $39,000 Facility.

7.	DNB-SEB-CEXIM $227.5 million Facility

On March 31, 2015, we entered into an agreement with DNB Bank ASA as facility agent, security agent account bank and bookrunner, DNB Bank ASA and the Export-Import Bank of China (CEXIM) as mandated lead arrangers and DNB Bank ASA, Skandinaviska Enskilda Banken AB (“SEB”) and CEXIM as original lenders (the “DNB-SEB-CEXIM $227.5 million Facility”) for up to $227.5 million to partially finance the construction cost of six newbuilding vessels, Gargantua (ex-HN166), Goliath (ex-HN167), Maharaj (ex-HN184), Star Poseidon (ex-HN198) , Star Aries (ex-HN1338) and Star Taurus (ex-HN1339)). The financing is available in six separate tranches, one for each newbuilding vessel. As a result of the sale of the Star Aries and the Star Taurus, we will not draw down on two tranches under this facility. The first tranche of $32.4 million and the second and third tranches of $30.3 million each were drawn, upon the delivery of the vessels Gargantua, Goliath and Maharaj, in 2015. The fourth tranche of $23.4 million was drawn, upon the delivery of the vessel Star Poseidon in February 2016. The tranches are repayable in 24 quarterly consecutive installments ranging between $0.4 million and $0.5 million, with the first becoming due and payable three months from the drawdown date of each tranche and a final balloon installment for each tranche, ranging between $14.6 million and $20.2 million payable simultaneously with the 24th instalment. The DNB-SEB-CEXIM $227.5 million Facility is secured by a first priority cross-collateralized mortgage over the financed vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

On June 29, 2015, we signed a supplemental letter with the lenders under this facility to amend certain covenants governing this facility until December 31, 2016.

Please see above for information regarding the related Supplemental Agreement executed pursuant to the RLAs.

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

Please see above for information regarding the related Supplemental Agreement executed pursuant to the RLAs.

On February 13, 2018, we received a committed term sheet from ABN AMRO N.V for the refinancing of the balloon installments of ABN AMRO $87,458 million Facility. The completion of the transaction is subject to customary definitive documentation, and the refinancing is expected to take place in December 2018. The non-current portion of long-term debt has been accordingly adjusted.

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

Please see above for information regarding the related Supplemental Agreement executed pursuant to the RLAs.

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

Please see above for information regarding the related Supplemental Agreement executed pursuant to the RLAs.

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

Please see above for information regarding the related Supplemental Agreement executed pursuant to the RLAs.

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

Please see above for information regarding the related Supplemental Agreement executed pursuant to the RLAs.

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

Please see above for information regarding the related Supplemental Agreement executed pursuant to the RLAs.

14.	Citi Facility

On December 22, 2014, we entered into a credit facility with Citibank, N.A., London Branch (the “Citi Facility”) to provide financing up to $100.0 million, in lieu of the Excel Vessel Bridge Facility, in connection with the acquisition of vessels Star Pauline, Star Despoina, Star Angie, Star Sophia, Star Georgia, Star Kamila and Star Nina, which are seven of the Excel Vessels we have acquired (the “Citi Financed Excel Vessels”). The first tranche of $51.5 million was drawn on December 23, 2014, and the second tranche of $42.6 million was drawn on January 21, 2015. We used amounts drawn under the Citi Facility to repay portion of the Excel Vessel Bridge Facility in respect of those Citi Financed Excel Vessels. The Citi Facility matures on December 30, 2019. The Citi Facility is repayable in 20 equal, consecutive, quarterly principal payments of $3.4 million, with the first installment due on March 30, 2015, and a balloon installment of $26.3 million payable simultaneously with the last quarterly installment. The Citi Facility is secured by a first priority mortgage over the Citi Financed Excel Vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

On June 30, 2015, we signed a supplemental agreement with Citibank, N.A., London Branch to amend certain covenants governing this agreement until December 31, 2016.

In December 2016, the tranche relating to the vessel Star Despoina was fully repaid, following the sale of such vessel.

Please see above for information regarding the related Supplemental Agreement executed pursuant to the RLAs.

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

Please see above for information regarding the related Supplemental Agreement executed pursuant to the RLAs.

In July 2017, we refinanced the Heron Vessels Facility with Tranche B of the ABN Amro Bank N.V. $30.8 million Facility described below.

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

Please see above for information regarding the related Supplemental Agreement executed pursuant to the RLAs.

On July 24, 2017, we took delivery of the second-hand Supramax vessel Diva, which replaced the sold vessel Star Eleonora as a pledged vessel under the DNB $120.0 million Facility.

17.	ABN AMRO Bank N.V. $30.8 million Facility

On June 23, 2017, we executed a loan agreement with ABN AMRO Bank N.V. for an aggregate principal amount of $30.8 million, available in two tranches.

Tranche A, with a principal amount of $16.0 million, was drawn down on June 27, 2017 to partially finance the acquisition of Star Charis and Star Suzanna. This tranche matures in June 2022 and is repayable in 20 quarterly installments, commencing in September 2017, the first four of which are $1.0 million and the remaining 16 of which are $0.36 million, and a final balloon payment of $6.2 million, payable together with the last installment.

Tranche B, with a principal amount of $14.8 million, was drawn down on July 7, 2017 to refinance the outstanding debt under the Heron Vessels Facility, as described above. Tranche B is secured by Star Angelina and Star Gwyneth. This tranche matures in July 2022 and is repayable in 17 equal quarterly installments of $0.64 million, commencing in July 2018, and a final balloon payment of $4.0 million, payable together with the last installment.

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

As of December 31, 2016 and 2017, we were required to maintain minimum liquidity, not legally restricted, of $47.6 million and $51.4 million, respectively.  In addition, as of December 31, 2016 and 2017, we were required to maintain minimum liquidity, legally restricted, of $14.0 million and $15.6 million, respectively.

As of December 31, 2016 and 2017, we were in compliance with the applicable financial and other covenants contained in our debt agreements.

Redemption of 2019 Notes and Issuance of  2022 Notes

On November 6, 2014, we issued $50.0 million aggregate principal amount of 8.00% Senior Notes due 2019 (the “2019 Notes”).  The net proceeds were $48.4 million.  On November 9, 2017, we issued $50.0 million aggregate principal amount of 8.30% Senior Notes due 2022 (the “2022 Notes”).  The proceeds were $50.0 million were applied to redeem the 2019 Notes on December 11, 2017 at an aggregate redemption price of 100% of the outstanding principal amount, plus accrued and unpaid interest to, but not including, the date of redemption.  The 2022 Notes mature in November 2022 and are senior, unsecured obligations of Star Bulk Carriers Corp.  The 2022 Notes are not guaranteed by any of our subsidiaries.

The 2022 Notes bear interest at a rate of 8.30% per annum, payable quarterly in arrears on the 15th of February, May, August and November of each year, commencing on February 15, 2018.

We may redeem the 2022 Notes, in whole or in part, at any time on or after May 15, 2019 at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.  Prior to May 15, 2019, we may redeem the 2022 Notes, in whole or in part, at a price equal to 100% of their principal amount plus a make-whole premium and accrued interest to the date of redemption.  In addition, we may redeem the 2022 Notes in whole, but not in part, at any time, at a redemption price equal to 100% of their principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, if certain events occur involving changes in taxation.

The indenture governing the 2022 Notes requires us to maintain a maximum ratio of net debt to consolidated total assets and a minimum consolidated tangible net worth.  The indenture governing the 2022 Notes also contains various negative covenants, including a limitation on asset sales and a limitation on restricted payments.  The indenture governing the 2022 Notes prevents us from paying dividends if the two above financial ratios are not met.  The indenture governing the 2022 Notes also contains other customary terms and covenants, including that upon certain events of default occurring and continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the 2022 Notes then outstanding may declare the entire principal amount of all the 2022 Notes plus accrued interest, if any, to be immediately due and payable.  Upon certain change of control events, we are required to offer to repurchase the 2022 Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption.  If we receive net cash proceeds from certain asset sales and do not apply them within a specified deadline, we will be required to apply those proceeds to offer to repurchase the 2022 Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of redemption.

As of December 31, 2017, we were in compliance with the applicable financial and other covenants contained in the 2022 Notes.

Bareboat Charters

In 2013 we entered into separate bareboat charter party contracts with affiliates of New Yangzijiang shipyards for the construction of the Ultramax vessels Idee Fixe (ex-HN 1063), Roberta (ex-HN 1061), Laura (ex-HN 1062) and Kaley (ex-HN 1064).  The vessels were constructed pursuant to four shipbuilding contracts entered into between four pairings of affiliates of New Yangzijiang.  Each pair has one shipyard party (each, a “New YJ Builder”) and one ship-owning entity (each a “New YJ Owner”).  Delivery of each vessel to us was deemed to occur upon delivery of the vessel to the New YJ Owner from the corresponding New YJ Builder.  Pursuant to the terms of the bareboat charters, we were required to pay upfront fees, corresponding to the pre-delivery installments to the shipyard.  An amount of $20.7 million for the construction cost of each vessel, corresponding to the delivery installment to the shipyard, is financed by the relevant New YJ Owner, to whom we pay a pre-agreed daily bareboat charter hire rate on a 30-days advance basis.  Following each vessel’s delivery, we have monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices and on the eighth anniversary of the delivery of each vessel, we have the obligation to purchase the vessel at a purchase price of $6.0 million.  Upon the earlier of the exercise of the purchase options or the expiration of the bareboat charters, we will own the four vessels.  The four vessels were delivered to us on March 25, 2015, March 31, 2015, April 7, 2015 and June 26, 2015, respectively.

In 2013 we entered into separate bareboat charter party contracts with affiliates of SWS for the construction of the Newcastlemax vessels Star Marisa (ex- HN 1359), Star Ariadne (ex-HN 1360) and the HN 1361 (tbn Star Magnanimus).  Each pair has one shipyard party (each, an “SWS Builder”) and one ship-owning entity (each an “SWS Owner”).  Delivery of each vessel to us is deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder.  Pursuant to the terms of the bareboat charter, we are required to pay upfront fees, corresponding to the pre-delivery installments to the shipyard.  An amount ranging from $40.0 to $43.2 million for the construction cost of each vessel, corresponding to the delivery installment to the shipyard, is financed by the relevant SWS Owner, to whom we are required to pay a daily bareboat charter hire rate payable monthly plus a variable amount.  After each vessel’s delivery, we have monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices. On the tenth anniversary from the delivery of each vessel, we have the obligation to purchase the vessel at a purchase price ranging from $12.0 million to $12.9 million.  Upon the earlier of the exercise of the purchase options or the expiration of the bareboat charters, we will own the three vessels.  We took delivery of the Star Marisa (ex-HN 1359) during the year ended December 31, 2016, of the Star Ariadne during the year ended December 31, 2017 while HN 1361 (tbn Star Magnanimus) is expected to be delivered in April 2018.

On February 17, 2014, we entered into separate bareboat agreements with CSSC (Hong Kong) Shipping Company Limited (“CSSC”), an affiliate of SWS, to bareboat charter for ten years two fuel efficient Newcastlemax vessels, each with a cargo carrying capacity of 208,000 deadweight tons.  The vessels were constructed pursuant to shipbuilding contracts entered into between two pairings of affiliates of SWS.  Each pair had one shipyard party (each, an “SWS Builder”) and one ship-owning entity (each an “SWS Owner”).  Delivery to us of each vessel was deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder.  Pursuant to the terms of the bareboat charters, we were required to pay upfront fees, corresponding to the pre-delivery installments to the shipyard.  An amount of $43.2 million and $40.0 million, respectively, for the construction cost of each vessel, corresponding to the delivery installment to the shipyard, was financed by the relevant SWS Owner, to whom we pay a daily bareboat charter hire rate payable monthly plus a variable amount. Under the terms of the bareboat charters, we have the option to purchase the corresponding vessel at any time following delivery, such option being exercisable on a monthly basis against a predetermined, amortizing-during-the-charter-period prices whilst we have the obligation to purchase the two vessels at the expiration of the bareboat term at a purchase price of $13.0 million and $12.0 million, respectively.  Upon the earlier of the exercise of the purchase options or the expiration of the bareboat charters, we will own the corresponding vessels.  We took delivery of the Star Libra (ex-HN 1372) during the year ended December 31, 2016, while the Star Virgo (ex- HN 1371) was delivered in March 2017.

In order to finance the delivery installment of vessel Star Eleni (ex-HN 1342), on December 13, 2017, we sold the vessel and simultaneously entered into a bareboat charter party contract with CSSC, an affiliate of SWS, to bareboat charter the vessel for ten years. Pursuant to the terms of the bareboat charter, an amount of $30.0 million, for the construction cost of the vessel, corresponding to the delivery installment to the shipyard, was financed by CSSC, to whom we pay a daily bareboat charter hire rate payable monthly plus a variable amount. The difference between the sale price of the vessel and the finance amount of $30,000 was considered to be upfront hire and was agreed to be set-off against part of the sale price. Under the terms of the bareboat charter, we have the option to purchase the vessel at any time after vessel’s delivery, such option being exercisable on a monthly basis against pre-determined, amortizing-during-the-charter-period prices whilst we have a respective obligation of purchasing the vessel at the expiration of the bareboat term at a purchase price of approximately $9.0 million. Upon the earlier of the exercise of the purchase option or the expiration of the bareboat charter, we will own the vessel, which was delivered to us on January 3, 2018.

Dividend Payments

Currently, pursuant to the Restructuring Transactions, as mentioned above, we are restricted from paying dividends until all Deferred Amounts have been fully repaid.  In addition, we did not pay any dividends for the years ended 2016 and 2017.  Please see the section of this annual report entitled “The Restructuring Transactions.”

C.	Research and Development, Patents and Licenses

Not Applicable.

D.	Trend Information

Please see Item 5.A, “Operating Results.”

E.	Off-balance Sheet Arrangements

As of the date of this annual report, we do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2017:

In thousands of Dollars	Payments due by period
Obligations	Total	Less than 1 year 2018	1-3 years (2019 -2020)	3-5 years (2021-2022)	More than 5 years (After January 1, 2023)
Principal Loan Payments (1)	756,214	173,958	344,410	190,032	47,814
8.30% 2022 Notes	50,000	-	-	50,000	-
Interest payments (2)	101,720	35,109	41,807	19,274	5,530
Shipbuilding contracts (3)	35,608	35,608	-	-	-
Bareboat commitments charter hire - Newbuilding vessels (4)	99,856	6,907	15,894	15,852	61,203
Bareboat commitments charter hire - Operating vessels (5)	304,856	28,901	64,578	64,670	146,707
Future, minimum, charter-in hire payments (6)	3,486	3,486	-	-	-
Office rent	1,751	353	553	557	288
Total	1,353,491	284,322	467,242	340,385	261,542

(1)	Principal loan payments reflect the Restructuring, which is further analyzed in Note 8 to our consolidated financial statements included in this report.

(2)
Amounts shown reflect interest payments we expect to make with respect to our long-term debt obligations, as well as 2022 Notes.  The interest payments reflect an assumed LIBOR based applicable rate of 1.69428% (the three-month LIBOR as of December 31, 2017) plus the relevant margin of the applicable credit facility.

(3)
The amounts represent our remaining obligations as of December 31, 2017 with respect to one of our newbuilding vessels.  Our obligations for the remaining two newbuilding vessels, which are under bareboat lease agreements and classified as capital leases, are discussed under footnote (4) below.

(4)
The amounts represent our commitments under the bareboat lease arrangements for our two newbuilding vessels (including Star Eleni which was delivered to us on January 3, 2018), representing the charter hire.  The bareboat charter hire is comprised of fixed and variable portion, the variable portion is calculated based on the 6-month LIBOR of 1.83707% and 3-month LIBOR of 1.69428% as of December 31, 2017, as applicable.

(5)
The amounts represent our commitments under the bareboat lease arrangements for eight of our operating vessels, representing the fixed charter hire, which is further analyzed in Note 5 to our consolidated financial statements included in this report.

(6)	The amounts represent our commitments under the outstanding as of December 31, 2017 charter-in arrangements (including operating lease and freight agreements) for third party vessels.

Our Fleet - Illustrative Comparison of Possible Excess of Carrying Value over Estimated Charter-Free Market Value of Certain Vessels

In “Item 5.A, “Critical Accounting Policies - Impairment of long-lived assets,” we discuss our policy for impairing the carrying values of our vessels.  During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes.  As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value.  We would, however, not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

The table set forth below indicates: (i) the carrying value of each of our vessels as of December 31, 2017, and (ii) which of our vessels we believe have a market value below their carrying value.  As of December 31, 2017, we have 54 operating vessels and two newbuilding vessels that we believe have a market value below their carrying value.  The aggregate difference between the carrying value of these vessels and their market value of $327.7 million represents the amount by which we believe we would have to reduce our net income if we sold these vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2017.  However, we are not holding our vessels for sale.

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

	Vessel Name	Size (DWT)	Year Built	Carrying Value as of December 31, 2017 (in millions of U.S dollars)
1	Goliath	209,537	2015	57.5	*
2	Gargantua	209,529	2015	56.6	*
3	Star Poseidon	209,475	2016	37.2
4	Maharaj	209,472	2015	57.4	*
5	Star Ariadne (1)	207,812	2017	53.9	*
6	Star Virgo (1)	207,810	2017	51.0	*
7	Star Libra (1)	207,765	2016	53.2	*
8	Star Marisa (1)	207,709	2016	55.0	*
9	Leviathan	182,511	2014	34.3
10	Peloreus	182,496	2014	34.3
11	Star Martha	180,274	2010	39.0	*
12	Star Pauline	180,274	2008	26.4
13	Pantagruel	180,181	2004	28.2	*
14	Star Borealis	179,678	2011	43.0	*
15	Star Polaris	179,600	2011	43.5	*
16	Star Angie	177,931	2007	32.1	*
17	Big Fish	177,662	2004	28.4	*
18	Kymopolia	176,990	2006	32.7	*
19	Star Triumph	176,343	2004	14.2
20	Big Bang	174,109	2007	33.7	*
21	Star Aurora	171,199	2000	25.0	*
22	Amami	98,681	2011	24.6	*
23	Madredeus	98,681	2011	24.7	*
24	Star Sirius	98,681	2011	25.6	*
25	Star Vega	98,681	2011	25.6	*
26	Star Angelina	82,981	2006	20.9	*
27	Star Gwyneth	82,790	2006	21.0	*
28	Star Kamila	82,769	2005	18.6	*
29	Pendulum	82,619	2006	18.2	*
30	Star Maria	82,598	2007	15.7
31	Star Markella	82,594	2007	17.7	*
32	Star Danai	82,574	2006	17.1	*
33	Star Georgia	82,298	2006	15.1	*
34	Star Sophia	82,269	2007	17.4	*
35	Star Mariella	82,266	2006	18.3	*
36	Star Moira	82,257	2006	15.1	*
37	Star Nina	82,224	2006	12.9
38	Star Renee	82,221	2006	13.4

	Vessel Name	Size (DWT)	Year Built	Carrying Value as of December 31, 2017 (in millions of U.S dollars)
39	Star Nasia	82,220	2006	19.4	*
40	Star Jennifer	82,209	2006	11.4
41	Star Laura	82,209	2006	13.6
42	Star Helena	82,187	2006	13.1
43	Star Charis	81,711	2013	14.7
44	Star Suzanna	81,711	2013	14.8
45	Mercurial Virgo	81,545	2013	23.0	*
46	Star Iris	76,466	2004	16.8	*
47	Star Emily	76,417	2004	15.7	*
48	Idee Fixe (1)	63,458	2015	28.0	*
49	Roberta (1)	63,426	2015	27.9	*
50	Laura (1)	63,399	2015	28.0	*
51	Kaley (1)	63,283	2015	28.3	*
52	Kennadi	63,262	2016	29.3	*
53	Mackenzie	63,226	2016	17.6
54	Star Challenger	61,462	2012	24.7	*
55	Star Fighter	61,455	2013	24.9	*
56	Star Lutas	61,347	2016	27.4	*
57	Honey Badger	61,320	2015	28.8	*
58	Wolverine	61,292	2015	28.8	*
59	Star Antares	61,258	2015	27.0	*
60	Star Aquarius	60,916	2015	21.2
61	Star Pisces	60,916	2015	21.2
62	Diva	56,582	2011	10.3
63	Strange Attractor	55,742	2006	17.9	*
64	Star Omicron	53,489	2005	13.1	*
65	Star Gamma	53,098	2002	9.9	*
66	Star Zeta	52,994	2003	11.1	*
67	Star Delta	52,434	2000	8.3	*
68	Star Theta	52,425	2003	10.9	*
69	Star Epsilon	52,402	2001	9.1	*
70	Star Cosmo	52,247	2005	10.7	*
71	Star Kappa	52,055	2001	9.3	*
	Total			1,774.8

(1)	Vessels subject to a bareboat capital lease.

*	Indicates dry bulk carrier vessels for which we believe, as of December 31, 2017, the basic charter-free market value is lower than the vessel’s carrying value.

We refer you to the risk factor entitled “The market values of our vessels have declined and may further decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities or result in impairment charges, and we may incur a loss if we sell vessels following a decline in their market value” and the discussion herein under the headings “Critical Accounting Policies - Impairment of long-lived assets” and “Results of Our Operations - Year ended December 31, 2017 compared to the year ended December 31, 2016 - Impairment Loss.”

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

In July 2014 and in connection with the 2014 Transactions, the board of directors increased the number of directors constituting the board of directors to nine and, following the resignation of Ms. Milena-Maria Pappas, appointed Mr. Rajath Shourie as a Class A director, Ms. Emily Stephens as a Class B director, Ms. Renée Kemp as a Class C director and Mr. Stelios Zavvos as a Class A director. Under the Oaktree Shareholders Agreement, (described in “Item 4. Information on the Company-A. History and Development of the Company”), Oaktree currently has the right to nominate four of our nine directors.

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

At the 2016 annual general meeting in November 2016, Messrs. Petros Pappas and Spyros Capralos were re-elected as Class C directors.

At the 2017 annual general meeting in November 2017, Messrs. Tom Søfteland, Mahesh Balakrishnan and Nikolaos Karellis were re-elected as Class A directors.

Our directors and executive officers are as follows:

Name	Age	Position
Petros Pappas	65	Chief Executive Officer and Class C Director
Spyros Capralos	63	Non-Executive Chairman and Class C Director
Hamish Norton	59	President
Simos Spyrou	43	Co-Chief Financial Officer
Christos Begleris	36	Co-Chief Financial Officer
Nicos Rescos	46	Chief Operating Officer
Tom Søfteland	57	Class A Director
Koert Erhardt	62	Class B Director
Roger Schmitz	36	Class B Director
Mahesh Balakrishnan	35	Class A Director
Jennifer Box	36	Class B Director
Nikolaos Karellis	67	Class A Director

Petros Pappas, Chief Executive Officer and Director

Mr. Petros Pappas serves since July 2014 as our CEO and as a director on our board of directors.  Mr. Pappas served from our inception up to July 2014 as our non-executive Chairman of the board of directors and director.  He served as a member of Star Maritime’s board of directors since its inception.  Throughout his career as a principal and manager in the shipping industry, Mr. Pappas has been involved in approximately 300 vessel acquisitions and disposals.  In 1989, he founded Oceanbulk Maritime S.A., a dry cargo shipping company that has operated managed vessels aggregating as much as 1.6 million deadweight tons of cargo capacity.  He also founded Oceanbulk affiliated companies, which are involved in the ownership and management sectors of the shipping industry.  Mr. Pappas is the Chairman of the UK Defense Club, a leading insurance provider of legal defense services in the shipping industry worldwide and is a member of the Union of Greek Ship Owners (UGS).  Mr. Pappas received his B.A.  in Economics and his MBA from The University of Michigan, Ann Arbor.  Mr. Pappas was awarded the 2014 Lloyd’s List Greek Awards “Shipping Personality of the Year.”

Spyros Capralos, Non-Executive Chairman and Director

Mr. Spyros Capralos serves since July 2014 as the Non-Executive Chairman of our board of directors and as a director.  He is also the Chairman of the Compensation Committee. From February 2011 to July 2014, Mr Capralos served as our Chief Executive Officer, President and director. Effective as of January 1, 2015, Mr. Capralos also serves as Chief Executive Officer of Oceanbulk Container Carriers LLC. From October 2004 to October 2010, Mr. Capralos served as Chairman of the Athens Exchange and Chief Executive Officer of the Hellenic Exchanges Group and for the period from 2008-2010 was also the President of the Federation of European Securities Exchanges.  He was formerly Vice Chairman of the National Bank of Greece, Vice Chairman of Bulgarian Post Bank, Managing Director of the Bank of Athens and has a ten-year banking experience with Bankers Trust Company (now Deutsche Bank) in Paris, New York, Athens, Milan and London.  In February 2013, Mr. Capralos was re-elected as President of the Hellenic Olympic Committee for a four-year term (2017-2021). Previously, he served as Secretary General of the Athens 2004 Olympic Games and Executive Director and Deputy Chief Operating Officer of the Organizing Committee for the Athens 2004 Olympic Games.  He has been an Olympic athlete in water polo and has competed in the Moscow (1980) and the Los Angeles (1984) Olympic Games. He studied economics at the University of Athens and earned his Master Degree in Business Administration from INSEAD University in France.

Hamish Norton, President

Mr. Hamish Norton serves as our President.  Until December 31, 2012, Mr. Norton was Managing Director and Global Head of the Maritime Group at Jefferies & Company Inc.  Mr. Norton is known for creating Nordic American Tanker Shipping and Knightsbridge Tankers, the first two high dividend yield shipping companies. He advised Arlington Tankers in the merger with General Maritime and has been an advisor to U.S. Shipping Partners. He also advised New Mountain Capital on its investment in Intermarine. In the 1990s, he advised Frontline on the acquisition of London and Overseas Freighters and arranged the sale of Pacific Basin Bulk Shipping. Prior to joining Jefferies, Mr. Norton ran the shipping practice at Bear Stearns.  From 1984-1999 he worked at Lazard Frères & Co.; from 1995 onward as general partner and head of shipping. In addition to his role at Star Bulk, he is also an executive of Oceanbulk Maritime S.A. and is Chief Financial Officer and Head of Corporate Development of Oceanbulk’s joint ventures with Oaktree since 2012. Mr. Norton is a director of Neptune Lines and the Safariland Group. Mr. Norton received an AB in Physics from Harvard and a Ph.D. in Physics from University of Chicago.

Simos Spyrou, Co-Chief Financial Officer

Mr. Simos Spyrou serves as our Co-Chief Financial Officer.  Mr. Spyrou joined us as Deputy Chief Financial Officer in 2011, and was appointed Chief Financial Officer in September 2011.  From 1997 to 2011, Mr. Spyrou worked at the Hellenic Exchanges (HELEX) Group, the public company which operates the Greek equities and derivatives exchange, the clearing house and the central securities depository.  From 2005 to 2011, Mr. Spyrou held the position of Director of Strategic Planning, Communication and Investor Relations at the Hellenic Exchanges Group and he also served as a member of the Strategic Planning Committee of its board of directors.  From 1997 to 2002, Mr. Spyrou was responsible for financial analysis at the research and technology arm of the Hellenic Exchanges Group.  Mr. Spyrou attended the University of Oxford, receiving a degree in Mechanical Engineering and an MSc in Engineering, Economics & Management, specializing in finance.  Following the completion of his studies at Oxford, he obtained a post graduate degree in Banking and Finance, from Athens University of Economics & Business.

Christos Begleris, Co-Chief Financial Officer

Mr. Christos Begleris serves as our Co-Chief Financial Officer since 2014.  Until March 2013 he was a strategic project manager and senior finance executive at Thenamaris (Ships Management) Inc. From 2005 to 2006, Mr. Begleris worked in the principal investments group of London & Regional Properties based in London, where he was responsible for the origination and execution of large real estate acquisition projects throughout Europe. From 2002 to 2005, Mr. Begleris worked in the Fixed Income and Corporate Finance groups of Lehman Brothers based in London, where he was involved in privatization, restructuring, securitization, acquisition financing and principal investment projects in excess of $5.0 billion. In addition to his role at Star Bulk, Mr. Begleris is also an executive of Oceanbulk Maritime S.A. and is Deputy Chief Financial Officer of Oceanbulk’s joint ventures with Oaktree and with Monarch.  Mr. Begleris received an M.Eng. in Mechanical Engineering from Imperial College, London, and an MBA from Harvard Business School.

Nicos Rescos, Chief Operating Officer

Mr. Nicos Rescos serves as our Chief Operating Officer.  He also serves as Chief Operating Officer and Commercial Director of Oceanbulk Maritime S.A. since April 2010.  Mr. Rescos has been involved in the shipping industry since 1993 and has strong expertise in the dry bulk, container and product tanker markets having been responsible for more than 120 vessel acquisitions and dispositions and several joint ventures in the dry bulk and tanker sectors.  From 2007 to 2009, Mr. Rescos worked with a family fund in Greece investing in dry bulk vessels and product tankers.  From 2000 to 2007, Mr. Rescos served as the Commercial Manager of Goldenport Holdings Inc. where he was responsible for the acquisition of 35 dry bulk and container vessels and initiated the company’s entry in the product tankers arena through an innovative joint venture with a major commodity trading company.  He received a BSc in Management Sciences from The University of Manchester Institute of Science and Technology (UMIST) and an MSc in Shipping Trade and Finance from the City University Business School.

Tom Søfteland, Director

Mr. Tom Søfteland has served as a director on our board of directors since inception and as Chairman of our Audit Committee.  He served as a member of Star Maritime’s board of directors since its inception.  During 1982 - 1990 he served in different positions within Odfjell Chemical Tankers, including operations, chartering and project activities.  In August 1990 he joined the shipping department of IS Bank ASA and in 1992 he was appointed general manager of the shipping, oil & offshore department.  In 1994 he was promoted to the position of Deputy CEO of IS BANK ASA.  During the fourth quarter of 1996, Mr. Søfteland founded Capital Partners A.S. of Bergen, Norway, a financial services firm which specialized in shipping, oil & off-shore finance, investment bank and asset management services.  He held the position of CEO until June 2007.  From the second half of 2007, Mr. Søfteland has been a principal of the investment company, Spinnaker AS, based in Norway and has served in various positions at EGD Holding AS, Sea Sea Shipping Ltd, Tailwind, Stream Tankers and Arise Dynamic Rig Supply.  Mr. Søfteland received a Business Economic degree from the Norwegian School of Business and Administration (NHH).

Koert Erhardt, Director

Mr. Koert Erhardt has served as a director of our board of directors since inception. He is also the Chairman of the Nominating and Corporate Governance Committee.  He is currently the Managing Director of Augustea Bunge Maritime Ltd.  of Malta.  From September 2004 to December 2004, he served as the Chief Executive Officer and a member of the board of CC Maritime S.A.M., an affiliate of the Coeclerici Group, an international conglomerate whose businesses include shipping and transoceanic transportation of dry bulk materials.  From 1998 to September 2004, he served as General Manager of Coeclerici Armatori S.p.A. and Coeclerici Logistics S.p.A., affiliates of the Coeclerici Group, where he created a shipping pool that commercially managed over 130 vessels with a carrying volume of 72 million tons and developed the use of the Freight Forward Agreement trading, which acts as a financial hedging mechanism for the pool.  From 1994 to 1998, he served as the General Manager of Bulk Italia, a prominent shipping company which at the time owned and operated over 40 vessels.  From 1990 to 1994, Mr. Erhardt served in various positions with Bulk Italia.  From 1988 to 1990, he was the Managing Director and Chief Operating Officer of Nedlloyd Drybulk, the dry bulk arm of the Nedlloyd Group, an international conglomerate whose interests include container ship liner services, tankers, oil drilling rigs and ship brokering.  Mr. Erhardt received his Diploma in Maritime Economics and Logistics from Hogere Havenen Vervoersschool (now Erasmus University), Rotterdam, and successfully completed the International Executive Program at INSEAD, Fontainebleau, France.  Mr. Erhardt has also studied at the London School of Foreign Trade.

Roger Schmitz, Director

Mr. Roger Schmitz has served as a director of our board of directors since July 2013.  Mr. Schmitz is a Partner at Smith Cove Capital Management LP, where he focuses on investment opportunities across credit and equity markets.  Mr. Schmitz currently serves on the board of Gener8 Maritime Inc. (NYSE: GNRT).  From 2006 to 2016, Mr. Schmitz worked for Monarch, where he was most recently a Managing Principal responsible for evaluating investment opportunities in a wide variety of corporate and sovereign situations, both domestically and internationally.  Prior to joining Monarch in 2006, Mr. Schmitz was an Analyst in the Financial Sponsors Group at Credit Suisse, where he focused on leverage finance.  Mr. Schmitz received an A.B., cum laude, in economics from Bowdoin College.

Mahesh Balakrishnan, Director

Mr. Mahesh Balakrishnan has served as a director of our board of directors since February 2015.  Ms. Balakrishnan is a Managing Director in Oaktree’s Opportunities Funds.  He joined Oaktree in 2007 and has focused on investing in the chemicals, energy, financial institutions, real estate and shipping sectors.  Mr. Balakrishnan has worked with a number of Oaktree’s portfolio companies and currently serves on the boards of STORE Capital Corp. (NYSE:STOR) and Momentive Performance Materials.  He has been active on a number of creditors’ committees, including ad hoc committees in the Lehman Brothers and LyondellBasell restructurings.  Prior to Oaktree, Mr. Balakrishnan spent two years as an analyst in the Financial Sponsors & Leveraged Finance group at UBS Investment Bank.  Mr. Balakrishnan graduated cum laude with a B.A. degree in Economics (Honors) from Yale University.

Jennifer Box, Director

Ms. Jennifer Box has served as a director of our board of directors since February 2015.  Ms. Box is a Managing Director in Oaktree’s Opportunities Funds.  She also serves on the board of directors for Vistra Energy. Prior to Oaktree in 2009, Ms. Box spent three and a half years at The Blackstone Group in the Distressed Debt Fund and with GSO Capital.  Prior to Blackstone, she was an Associate Consultant at The Boston Consulting Group.  Ms. Box graduated summa cum laude with a B.S. degree in Economics and a minor in Mathematics from Duke University, where she was elected to Phi Beta Kappa.  She is a CFA charterholder.

Nikolaos Karellis, Director

Mr. Nikolaos Karellis has served as a director of our board of directors since May 2016.  Mr. Karellis is currently a Director of the advisory firm MARININVEST ADVISERS LTD and has more than 35 years of experience in the shipping sector in financial institutions.  Until 2013, he served as the Head of Shipping of HSBC BANK PLC in Athens, Greece for 28 years, where he built a business unit providing a comprehensive range of services to Greek shipping companies.  Prior to HSBC, he worked at Bank of America.  Mr. Karellis received his Msc in Mechanical Engineering from the National Technical University of Athens and received an MBA in Finance from the Wharton School, University of Pennsylvania.

B.	Compensation of Directors and Senior Management

For the year ended December 31, 2017, aggregate compensation to our senior management was $1.9 million under the employment agreements.  Non-employee directors of Star Bulk receive an annual cash retainer of $15,000, each.  The chairman of the audit committee receives a fee of $15,000 per year and each of the audit committee members receives as fee of $7,500.  Each chairman of our other standing committees receives an additional $5,000 per year.  In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.  We do not have a retirement plan for our officers or directors.  The aggregate compensation of the board of directors for the year ended December 31, 2017 was $145,000.

Equity Incentive Plan

On April 13, 2015, May 9, 2016 and February 22, 2017, respectively, our board of directors approved the 2015 Equity Incentive Plan (the “2015 Equity Incentive Plan”), the 2016 Equity Incentive Plan (the “2016 Equity Incentive Plan”) and the 2017 Equity Incentive Plan (the “2017 Equity Incentive Plan”) (collectively, the “Equity Incentive Plans”), under which our officers, key employees, directors, and consultants are eligible to receive options to acquire shares of common stock, stock appreciation rights, restricted stock and other stock-based or stock-denominated awards.  We reserved a total of 280,000 shares of common stock, 940,000 shares of common stock and 950,000 shares of common stock for issuance under the Equity Incentive Plans, subject to further adjustment for changes in capitalization as provided in the plans.  The purpose of the Equity Incentive Plans is to encourage ownership of shares by, and to assist us in attracting, retaining and providing incentives to, our officers, key employees, directors and consultants, whose contributions to us are or may be important to our success and to align the interests of such persons with our shareholders.  The various types of incentive awards that may be issued under the Equity Incentive Plans, enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business.  The Equity Incentive Plans are administered by our compensation committee, or such other committee of our board of directors as may be designated by the board.  The Equity Incentive Plans permit issuance of restricted shares, grants of options to purchase common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted stock.

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

The terms and conditions of the Equity Incentive Plans are substantially similar to those of the previous plans.  As of February 27, 2018 there are 80,000 common shares and 200,000 common shares unvested from the 2016 Equity Incentive Plan and the 2017 Equity Incentive Plan, respectively.

During the years 2015, 2016 and 2017 as of February 27, 2018, pursuant to the Equity Incentive Plans, we have granted the following securities:

•	On April 13, 2015, 135,230 restricted common shares were granted to certain of our directors, officers and employees. The respective shares have been issued and vested in April 2016.

•
On April 13, 2015, share purchase options of up to 104,250 common shares were granted to certain of our directors and officers.  The respective are exercisable between the third and the fifth anniversary of the grant date.

•
On May 9, 2016, 690,000 restricted common shares were granted to certain of our directors, officers and employees.  In July 2016, 650,000 of respective shares were vested, while the remaining 40,000 vested on March 1, 2018.

•
On September 12, 2016, 345,000 restricted common shares were granted to certain of our directions and officers for their participation in the negotiations with our lenders related to the Restructuring.  305,000 of such restricted common shares vested on March 31, 2017, with the remaining 40,000 vested on March 1, 2018.

•	On February 27, 2018, our Board of Directors adopted the 2018 Equity Incentive Plan (the “2018 Equity Incentive Plan”) and reserved for issuance 700,000 common shares thereunder. The terms and conditions of the 2018 Equity Incentive Plan are substantially similar to the terms and conditions of the Equity Incentive Plans. On the same date, 396,500 restricted common shares were granted to certain of our directors and officers, of which 253,500 restricted common shares vest on August 27, 2018, 71,500 restricted common shares vest on February 27, 2019 and the remaining 71,500 restricted common shares vest on February 27, 2021. The fair value of each share was $12.36, based on the closing price of our common shares on February 26, 2018.

•
On February 22, 2017, 944,000 restricted common shares were granted to certain of our directors, officers and employees of which 744,000 shares vested on August 22, 2017. The remaining 200,000 restricted common shares vest on August 22, 2018.

As of the date of this annual report, 362,074 common shares are available under the 2018 Equity Incentive Plan.

C.	Board Practices

Our board of directors is divided into three classes with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term.  The term of each class of directors expires as follows:

•	The term of the Class A directors expires in 2020;

•	The term of Class B directors expires in 2018; and

•	The term of Class C director expires in 2019.

Employment and Consultancy Agreements

We are a party to employment and consultancy agreements with certain members of our senior management team.  For a description of these agreements, see “Item 7.  Major Shareholders and Related Party Transactions-B.  Related Party Transactions - Employment and Consultancy Agreements.”

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

Our Audit Committee consists of Mr. Koert Erhardt, Mr. Nikolaos Karellis and Mr. Tom Søfteland, who is the chairman of the committee.  Our Compensation Committee consists of Mr. Tom Søfteland, Mr. Mahesh Balakrishnan and Mr. Spyros Capralos, who is the chairman of the committee.  Our Nominating Committee consists of Mr. Spyros Capralos, Ms. Jennifer Box and Mr. Koert Erhardt, who is the chairman of the committee.

D.	Employees

As of December 31, 2015, 2016 and 2017, and February 27, 2018 we had 149, 145, 149 and 152 employees, respectively, including our executive officers.

E.	Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see Item 7 “Major Shareholders and Related Party Transactions.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table presents certain information as of February 27, 2018 regarding the ownership of our common shares with respect to each shareholder, who we know to beneficially own more than five percent of our outstanding common shares, and our executive officers and directors.

	Shares of common stock
Beneficial Owner	Amount	Percentage
Oaktree Capital Group Holdings GP, LLC and certain of its advisory clients (2)	32,579,506	50.8%
Entities affiliated with Petros Pappas (3)	2,934,649	4.6%
Impala Asset Management LLC	4,094,420	6.4%
Directors and executive officers of the Company, in the aggregate	980,266	1.5%

(1)	Percentage amounts based on 64,160,004 common shares outstanding as of February 27, 2018.

(2)
Consists of (i) 1,316,498 shares held by Oaktree Value Opportunities Fund, L.P.  (“VOF”), (ii) 2,397,106 shares held by Oaktree Opportunities Fund IX Delaware, L.P.  (“Fund IX”), (iii) 22,016 shares held by Oaktree Opportunities Fund IX (Parallel 2), L.P.  (“Parallel 2”), (iv) 16,445,307 shares held by Oaktree Dry Bulk Holdings LLC (“Dry Bulk Holdings”), (v) 12,249,999 shares held by OCM XL Holdings L.P., a Cayman Islands exempted limited partnership (“OCM XL”) and (vi) 148,580 shares held by OCM FIE, LLC (“FIE”).  Each of the foregoing funds and entities is affiliated with Oaktree Capital Group Holdings GP, LLC (“OCGH”).  The members of OCGH are Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank, Sheldon M. Stone, Larry W. Keele, Stephen A. Kaplan and David M. Kirchheimer.  Each of the direct and indirect general partners, managing members, directors, unit holders, shareholders, and members of VOF, Fund IX, Parallel 2, Dry Bulk Holdings, OCM XL and FIE, may be deemed to share voting and dispositive power over the shares owned by such entities, but disclaims beneficial ownership in such shares except to the extent of any pecuniary interest therein.  The address for these entities is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  OCM Investments, LLC (a subsidiary of Oaktree Capital Management, L.P., which is the investment manager of the Oaktree Funds) is registered as a broker-dealer with the Commission and in all 50 states, the District of Columbia and Puerto Rico, and is a member of the U.S. Financial Industry Regulatory Authority.  Oaktree Funds purchased common shares in the ordinary course of business and at the time of the purchase of the Company’s common shares, had no agreements or understandings, directly or indirectly, with any person to distribute the common shares.

(3)	Family members and companies related to family members of our Chief Executive Officer, Mr. Petros Pappas.

Our major shareholders have the same voting rights as our other shareholders.  No foreign government owns more than 50% of our outstanding common shares.  We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Star Bulk.

While Oaktree owns more than 50% of our outstanding common shares, under the Oaktree Shareholders Agreement (described in “Item 7.  Major Shareholders and Related Party Transactions-B.  Related Party Transactions.”), with certain limited exceptions, Oaktree effectively cannot vote more than 33% of our outstanding common shares (subject to adjustment under certain circumstances).  Furthermore, pursuant to the Oaktree Shareholders Agreement, so long as Oaktree and its affiliates beneficially own at least 10% of our outstanding voting securities, Oaktree and its affiliates have agreed not to directly or indirectly acquire beneficial ownership of any additional voting securities of ours or other equity-linked or other derivative securities with respect to our voting securities if such acquisition would result in Oaktree’s beneficial ownership exceeding 63.8%, subject to certain specified exceptions.  In addition, pursuant to the Oaktree Shareholders Agreement, subject to various exclusions, so long as Oaktree and its affiliates beneficially own at least 10% of our voting securities, unless specifically invited in writing by our board of directors, they may not (i) enter into any tender or exchange offer or various types of merger, business combination, restructuring or extraordinary transactions, (ii) solicit proxies or consents in respect of such transactions, (iii) otherwise act to seek to control or influence our management, board of directors or other policies (except with respect to the nomination of Oaktree designees pursuant to the Oaktree Shareholders Agreement and other nominees proposed by the Nominating and Corporate Governance Committee) or (iv) enter into any negotiations, arrangements or understandings with any third party with respect to any of the above.  Pursuant to the Oaktree Shareholders Agreement, Oaktree also agreed to various limitations on the transfer of its common shares.

As of February 27, 2018, 64,160,004 of our outstanding common shares were held in the United States by 189 holders of record, including Cede & Co., the nominee for the Depository Trust Company, which held 43,754,648 of those shares.

B.	Related Party Transactions

The 2014 Transactions

As more specifically described in Item 4.A “Information on the Company - History and development of the Company,” in July 2014 we acquired Oceanbulk, the Heron Vessels and the Pappas Companies from entities affiliated with Oaktree and with family members of Mr. Petros Pappas. Additionally, in August 2014, we acquired the Excel Vessels from an affiliate of Oaktree.

The consideration paid by us for the acquisition of Oceanbulk was 9,679,153 common shares.  The consideration paid by us for the acquisition of the Heron Vessels was 423,141 common shares and $50.1 million. The consideration paid by us for the Pappas Companies was 718,546 common shares. The total consideration paid by us for the acquisition of the Excel Vessels was 5,983,462 common shares and $288.4 million in cash.  We financed part of the cash consideration for the acquisition of the Excel Vessels through a $231.0 million Senior Secured Credit Agreement, dated August 19, 2014 among Unity Holding LLC, one of our fully owned subsidiaries, as borrower, the initial lenders named therein, as Initial Lenders, affiliates of Oaktree and Angelo, Gordon as Lenders, and Wilmington Trust, National Association, as Administrative Agent (the “Excel Vessel Bridge Facility”). On January 29, 2015, we repaid all amounts drawn under the Excel Vessel Bridge Facility and terminated the facility.

Transactions with Oceanbulk Maritime, S.A.

Oceanbulk Maritime, S.A., a related party, is a ship management company and is controlled by our former director Ms. Milena-Maria Pappas.

On November 25, 2013, our board of directors approved a commission payable to Oceanbulk Maritime, S.A. related to the negotiations with shipyards for the construction of nine of our newbuilding vessels. We have agreed to pay a commission of 0.5% of the shipbuilding contract price for two newbuilding Capesize vessels Star Aries (ex-HN 1338) and Star Taurus (ex-HN 1339) and three newbuilding Newcastlemax vessels (Star Eleni (ex-HN 1342), HN1343 (tbn Star Leo) and Star Poseidon (ex-HN NE 198) and a flat fee of $0.2 million per vessel for four newbuilding Ultramax vessels (Star Aquarius (ex HN 5040), Star Pisces (ex HN 5043), Star Antares (ex-HN NE 196) and Star Lutas (ex-HN NE 197). For all of the nine newbuilding vessels, the total commission will amount to $2.1 million. We have agreed to pay the commission in four equal installments, the first two installments were paid in cash, while the remaining two installments were paid in the form of common shares, the amount of which depended on the price of our common shares on the date of the two remaining installments. The first and the second installment of $0.5 million each were paid in cash in December 2013 and in April 2014, respectively. On October 28, 2015 and on September 9, 2016, we issued 34,234 shares and 138,473 shares representing the third and fourth installment, respectively. We determined the fair value per share by reference to the closing price of our common shares on the issuance date. As a result, an amount of $0.8 million was capitalized as part of the cost of these vessels up to December 31, 2016.

As of December 31, 2016 and 2017, we had an outstanding receivable balance of $0.9 million and $0.1 million, respectively, from Oceanbulk Maritime S.A.  The outstanding balance as of December 31, 2016 includes $0.4 million, which represents supervision cost for certain newbuilding vessels managed by Oceanbulk Maritime and paid by us.

Employment and Consultancy Agreements

We are a party to three consultancy agreements in each case with a separate company owned and controlled by either Mr. Simos Spyrou, our Co-Chief Financial Officer, Mr. Christos Begleris, our Co-Chief Financial Officer or Mr. Nicos Rescos, our Chief Operating Officer. Pursuant to each of these consultancy agreements, we are required to pay an aggregate base fee of $0.5 million per annum to these three companies (this amount includes certain fees determined in Euros, using the exchange rate as of December 31, 2017, which was $1.20 per euro).

We are also a party to five employment agreements with each of the Chief Executive Officer, the President, the Chief Operating Officer and the Co-Chief Financial Officers, Messrs. Petros Pappas, Hamish Norton, Nicos Rescos, Simos Spyrou and Christos Begleris, respectively.

In aggregate, the related expenses under the employment agreements for 2015, 2016 and 2017 were $1.9, $1.8 million and $1.9 million, respectively, and are included in General and administrative expenses in the consolidated statement of operations.

In aggregate, the related expenses under the consultancy agreements for 2015, 2016 and 2017 were $0.6, $0.5 and $0.5 million, respectively, and are included in General and administrative expenses in the consolidated statement of operations.

Office Lease Agreements

On January 1, 2012, Starbulk S.A. entered into a one year lease agreement for office space with Combine Marine Ltd., or Combine Ltd., a company controlled by Ms. Milena-Maria Pappas and by Mr. Alexandros Pappas, both children of our Chief Executive Officer, Mr. Petros Pappas. The lease agreement provided for a monthly rental of €2,500 (approximately $3,000, using the exchange rate as of December 31, 2017, which was $1.20 per euro). On January 1, 2013, the agreement was renewed and unless terminated by either party, it will expire in January 2024.

In addition, on December 21, 2016 Starbulk S.A., entered into a six year lease agreement for office space with Alma Properties, a company controlled by Mrs. Milena - Maria Pappas. The lease agreement provides for a monthly rental of €300 (approximately $360, using the exchange rate as of December 31, 2017, which was $1.20 per euro).

Interchart Shipping Inc.

Interchart, a Liberian company affiliated with family members of our Chief Executive Officer, acts as a chartering broker for all of our vessels.  On February 25, 2014, we acquired 33% of the total outstanding common stock of Interchart, for a total consideration of $0.4 million consisting of $0.2 million in cash and 4,520 common shares.  The common shares were issued on April 1, 2014, and the fair value per share was determined by reference to the per share closing price of our common shares on the issuance date.  The ownership interest was purchased from an entity affiliated with family members of our Chief Executive Officer.  In November 2014, we entered into a new services agreement with Interchart for chartering, brokering and commercial services for all of our vessels for a monthly fee of $0.3 million , with a term until March 31, 2015, which following consecutive renewals is currently effective until December 31, 2018. During the years ended December 31, 2015, 2016 and 2017, the brokerage commission on charter revenue charged by Interchart amounted to $3.4 million, $3.3 million and $3.3 million, respectively, and is included in “Voyage expenses” in the consolidated statements of operations.

Sydelle Marine Ltd.

In April 2017, Sydelle Marine Limited (“Sydelle”), a company controlled by members of the family of Mr. Petros Pappas, entered into a pooling agreement (the “Sydelle Agreement”) with our fully owned subsidiary Domus Shipping LLC, owner of the vessel Star Ariadne, whereby the net revenues of Star Ariadne and the vessel owned by Sydelle, will be equally split between the two companies. Pursuant to the Sydelle Agreement, the pool adjustment for the year ended December 31, 2017 was ($0.3) million, which is recorded in “Voyage revenues” in the relevant accompanying consolidated statement of operations. As of December 31, 2017, we had an outstanding receivable amount of $0.04 million in connection with the Sydelle Agreement.

Oaktree Shareholders Agreement

The following is a summary of the material terms of the Oaktree Shareholders Agreement.  Capitalized terms that are used in this description of the Oaktree Shareholders Agreement but not otherwise defined below have the meanings ascribed to them under the caption, “8.  Certain Definitions.”

General

The Oaktree Shareholders Agreement was entered into on the date the Merger was completed (July 11, 2014) and governs the ownership interest of Oaktree and its affiliated investment funds that own Common Shares (and any Affiliates (as defined below) of the foregoing persons that become Oaktree Shareholders pursuant to a transfer or other acquisition of our Equity Securities (as defined below) in accordance with the terms of the Oaktree Shareholders Agreement, collectively, the “Oaktree Shareholders”) following the Merger.  Based on the number of our outstanding common shares at February 27, 2018, the Oaktree Shareholders beneficially own approximately 50.8% of the common shares of the Company.

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

After the closing of the Merger, pursuant to the Oaktree Shareholders Agreement, we appointed each of Mr. Rajath Shourie and Mses.  Emily Stephens and Renée Kemp (each of which was an Oaktree Designee) as a Director whose term expires at the first, second and third annual meeting of the Stockholders following the date of completion of the Merger, respectively.  Mr. Shourie was re-elected as a Director at our 2014 Annual General Meeting.  On February 17, 2015, Mr. Shourie and Ms. Stephens resigned as Directors and were replaced by Mr. Mahesh Balakrishnan and Ms. Jennifer Box, both of whom are Oaktree Designees.  On May 9, 2016 and March 14, 2016, respectively, Mr. Stelios Zavvos and Ms. Renée Kemp stepped down from our board of directors.  In May  2016, we appointed Mr. Nikolaos Karellis as an additional director and reduced the number of directors constituting our board of directors to eight.  Under the Oaktree Shareholders Agreement, Oaktree retains the right to designate an additional director, if and when it so decides.

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

The board of directors will appoint individuals selected by the Nominating and Corporate Governance Committee to fill the positions on the committees of the board of directors that are not required to be filled by Oaktree Designees.  As of February 27, 2018, our Audit Committee consists of Mr. Koert Erhardt, Mr. Nikolaos Karellis and Mr. Tom Søfteland, who is the chairman of the committee.  As of February 27, 2018, our Compensation Committee consists of Mr. Tom Søfteland, Mr. Mahesh Balakrishnan and Mr. Spyros Capralos, who is the chairman of the committee.  As of February 27, 2018, our Nominating Committee consists of Mr. Spyros Capralos, Ms. Jennifer Box and Mr. Koert Erhardt, who is the chairman of the committee.

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

We have agreed to acknowledge that the Oaktree Shareholders have made investments and entered into business arrangements with Mr. Petros Pappas, his immediate family and certain affiliates thereof (immediately prior to the Merger) or their respective Affiliates (collectively, the “Pappas Investors”) outside of the Oceanbulk Companies, and may from time to time enter into certain agreements with respect to the holding and/or disposition of Equity Securities of the Company.  For purposes of the Oaktree Shareholders Agreement, these arrangements and potential future agreements between the Oaktree Shareholders or their Affiliates, on the one hand, and the Pappas Investors, on the other hand, will not cause (i) any Oaktree Shareholder to be deemed to be an Affiliate of, or constitute a group or beneficially own any Equity Securities of the Company beneficially owned by, the Pappas Investors, or (ii) the Equity Securities of the Company held by the Pappas Investors to be deemed to be subject to the provisions of the Oaktree Shareholders Agreement.

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

Standstill Restrictions

Under the terms of the Pappas Shareholders Agreement, until the Pappas Shareholders Agreement is terminated, neither the Pappas Shareholders nor any of their Affiliates will in any manner, directly or indirectly, (i) enter into any tender or exchange offer, merger, acquisition transaction or other business combination or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving the Company, (ii) make, or in any way participate, directly or indirectly, in any solicitations of proxies, consents or authorizations to vote, or seek to influence any Person other than the Pappas Shareholders with respect to the voting of, any Voting Securities of the Company or any of its Subsidiaries (other than with respect to the nomination of any nominees proposed by the Nominating and Corporate Governance Committee), (iii) otherwise act, alone or in concert with third parties, to seek to control or influence the management, board of directors or policies of the Company or any of its Subsidiaries (other than with respect to the nomination of any nominees proposed by the Nominating and Corporate Governance Committee), (iv) otherwise act, alone or in concert with third parties, to seek to control or influence the management, board of directors or policies of the Company or any of its Subsidiaries (other than with respect to the nomination of any nominees proposed by the Nominating and Corporate Governance Committee), or (v) enter into any negotiations, arrangements or understandings with any third party with respect to any of the foregoing activities.  However, if (i) we publicly announce our intent to pursue a tender offer, merger, sale of all or substantially all of our assets, then the Pappas Shareholders will be permitted to privately make an offer or proposal to the board of directors and (ii) if the board of directors approves, recommends or accepts a buyout transaction the standstill restrictions of the Pappas Shareholders’ participation in such transaction will cease to apply until such buyout transaction is terminated or abandoned and will become applicable again upon any such termination or abandonment (unless the board of directors determines otherwise with Disinterested Director Approval).

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

Registration Rights Agreement

On July 11, 2014, Oaktree, affiliates of Mr. Petros Pappas and Monarch entered into the Registration Rights Agreement.  Monarch has since been removed from the Registration Rights Agreement.  Pursuant to the terms of the Registration Rights Agreement, we have, among other things, filed Form F-3 registration statement (Registration No.  333-197886), covering the resale of shares owned by such stockholders, which was declared effective on September 25, 2014.

In addition, the Registration Rights Agreement also provides Oaktree with certain demand registration rights and provides Oaktree and affiliates of Mr. Patros Pappas with certain shelf registration rights in respect of any of our common shares held by them, subject to certain conditions, including those shares acquired pursuant to the July 2014 Transactions.

In addition, in the event that we register additional common shares for sale to the public following the closing of the July 2014 Transactions, we are required to give notice to Oaktree and affiliates of Mr. Patros Pappas of our intention to effect such registration and, subject to certain limitations, we are required to include our common shares held by those holders in such registration.  We obtained the consent of the above shareholders before filing Form F-3 registration statement (Registration No.  333-198832) covering the resale of our common shares issued under the Purchase Agreement for the Excel Vessels, which was declared effective on February 25, 2015.

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

In February 2017, the Registration Rights Agreement was amended in conjunction with the February 2017 Private Placement to add Senator as a party. Pursuant to the terms of this Amendment No. 2 to the Registration Rights Agreement, we have, among other things, filed Form F-3 registration statement (Registration No. 333-219381) covering the resale of our common shares issued in the February 2017 Private Placement, which was declared effective on September 6, 2017. Senator has since been removed from the Registration Rights Agreement.

Management agreement with Maryville Maritime Inc.

Three of the Excel Vessels (Star Martha, Star Pauline and Star Despoina), which we acquired with attached time charters, were managed by Maryville Maritime Inc. (“Maryville”), a subsidiary of Excel. Maryville managed these three vessels until the expiration of their then existing time charter agreements (two of which expired in August 2015 and one which expired in November 2015) at a monthly fee of $17,500 per vessel. Total management fee expense to Maryville for the year ended December 31, 2015 was $0.5 million.

StarOcean Manning Philippines Inc.

We have 25% ownership interest in Starocean Manning Philippines, Inc. (“Starocean”), a company that is incorporated and registered with the Philippine Securities and Exchange Commission, which provides crewing agency services. The remaining 75% interest is held by local entrepreneurs. This investment is accounted for as an equity method investment which as of December 31, 2017 stands at $0.02 million and is included in “Other Current Assets” in the relevant accompanying consolidated balance sheet. As of December 31, 2017 the Company has an outstanding receivable of $0.08 million from Starocean relating to advances paid for working capital purposes.

Purchase of Shares in the January 2015 Equity Offering

As part of the January 2015 Equity Offering, certain of our major shareholders at the time (including Oaktree, Angelo, Gordon, Monarch and affiliates of Mr. Pappas), purchased 7,450,084 firm common shares at the public offering price of $25.0 per common share, out of the total 9,800,084 common shares offered as part of this offering. The aggregate proceeds to us of the January 2015 Equity Offering, net of underwriters’ commissions, were approximately $242.2 million.

Purchase of Shares in the May 2015 Equity Offering

As part of the May 2015 Equity Offering, certain of our major shareholders at the time (including Oaktree, Monarch and affiliates of Mr. Pappas) purchased 4,312,500 firm common shares at the public offering price of $16.00 per common share, out of the total 11,250,000 common shares offered as part of this offering.  The aggregate proceeds to us of the May 2015 Equity Offering, net of underwriters’ commissions, were approximately $175.6 million.

Purchase of Shares in the September 2016 Equity Offering

As part of the September 2016 Equity Offering, certain of our major shareholders at the time (including Oaktree and affiliates of Mr. Pappas) purchased 7,744,480 common shares, out of the total 11,976,745 common shares offered as part of this offering at the public offering price of $4.30 per common share.  The aggregate proceeds to us of the September 2016 Equity Offering, net of underwriters’ commissions, were approximately $50.3 million.

Purchase of Shares in the February 2017 Private Placement

As part of the February 2017 Private Placement, Oaktree purchased 3,244,292 common shares at the price of $8.154 per common share.  The aggregate gross proceeds to us of the February 2017 Private Placement were approximately $51.5 million.

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

On October 23, 2014, a purported shareholder (the “Plaintiff”) of Star Bulk Carriers Corp. filed a derivative and putative class action lawsuit in New York state court against our Chief Executive Officer, members of our board of directors and several of our shareholders and related entities. We have been named as a nominal defendant in the lawsuit. The lawsuit alleges that our acquisition of Oceanbulk and purchase of several Excel Vessels were the result of self-dealing by various defendants and that we entered into the respective transactions on unfair terms. The lawsuit further alleges that, as a result of these transactions, several defendants’ interests in Star Bulk Carriers Corp. have increased and that the Plaintiff’s interest in Star Bulk Carriers Corp. has been diluted. The lawsuit also alleges that our management has engaged in other conduct that has resulted in corporate waste. The lawsuit seeks cancellation of all shares issued to the defendants in connection with our acquisition of Oceanbulk, unspecified monetary damages, the replacement of some or all members of our board of directors and of our Chief Executive Officer, and other relief. We believe the claims are completely without merit, and has denied them and defended against them in court. On November 24, 2014, we and the other defendants removed the action to the United States District Court for the Southern District of New York. On March 4, 2015, we and the other defendants moved to dismiss the complaint. On February 18, 2016, the court granted our motion to dismiss in full and dismissed the matter. On February 24, 2016, Plaintiff filed a notice of appeal. The appeal was heard before the Court of Appeals for the Second Circuit on December 6, 2016. In April 2017, the Second Circuit dismissed the appeal in all respects and affirmed the first instance judgment. Plaintiff filed a petition for panel rehearing and/or rehearing en banc, which petition was dismissed in June 2017. In September 2017, Plaintiff filed a petition for certiorari in the U.S. Supreme Court seeking review of the Second Circuit’s affirmance of denied of the complaint, which petition was dismissed on November 27, 2017.

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

We believe that, under current law, our dividend payments from earnings and profits would constitute “qualified dividend income” and as such will generally be subject to a preferential United States federal income tax rate (subject to certain conditions) with respect to non-corporate individual shareholders.  Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States shareholder’s tax basis in its common stock on a Dollar-for-Dollar basis and thereafter as capital gain.  Please see Item 10 “Additional Information-E.  Taxation” for additional information relating to the tax treatment of our dividend payments.

Currently, we are prohibited from paying dividends under our facilities and did not pay any dividends in 2017.  Please see the section of this annual report entitled “Item 5.  Operating and Financial Review and Prospects-B.  Liquidity and Capital Resources.”

B.	Significant Changes.

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in Note 19 “Subsequent events” of our annual consolidated financial statements.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Our common stock is traded on the Nasdaq Global Select Market under the symbol “SBLK.”

The following table sets forth, for the five most recent fiscal years, the high and low prices for the common shares on the Nasdaq Global Select Market.

COMMON STOCK

	High	Low
2017	$13.40	$5.21
2016	$6.10	$1.55
2015	$33.30	$2.70
2014	$79.40	$27.05
2013	$69.15	$26.4

The following table sets forth, for each full financial quarter for the two most recent fiscal years, the high and low prices of the common shares on the Nasdaq Global Select Market.

Fiscal year ended December 31, 2017	High	Low
1st Quarter ended March 31, 2017	$12.25	$5.21
2nd Quarter ended June 30, 2017	$13.40	$7.57
3rd Quarter ended September 30, 2017	$12.25	$8.86
4th Quarter ended December 31, 2017	$12.14	$8.62

Fiscal year ended December 31, 2016	High	Low
1st Quarter ended March 31, 2016	$5.10	$1.55
2nd Quarter ended June 30, 2016	$6.10	$2.61
3rd Quarter ended September 30, 2016	$5.54	$2.92
4th Quarter ended December 31, 2016	$6.10	$4.04

The following table sets forth, for the most recent six months, the high and low prices for the common shares on the Nasdaq Global Select Market.

	High	Low
March 2018 (through and including March 21, 2018)	$13.28	$11.89
February 2018	$13.29	$10.20
January 2018	$12.74	$10.80
December 2017	$12.14	$10.30
November 2017	$11.00	$8.62
October 2017	$10.87	$9.55

Item 10.	Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

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

As of February 27, 2018, we had issued and outstanding 64,160,004 common shares.  No preferred shares are issued or outstanding.

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

Directors

Our directors are elected by a majority of the votes cast by shareholders entitled to vote in an election.  Our Articles of Incorporation provide that cumulative voting shall not be used to elect directors.  Our board of directors must consist of at least three members.  The exact number of directors is fixed by a vote of at least 66⅔% of the entire board of directors.  Our Articles of Incorporation provide for a staggered board of directors whereby directors shall be divided into three classes: Class A, Class B and Class C, which shall be as nearly equal in number as possible.  Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term.  The initial terms of our board of directors are as follows: (i) the term of our Class A directors expired in 2017; (ii) the term of our Class B directors expires in 2018; and (iii) the term of our Class C directors expires in 2019.  At the 2017 annual shareholder meeting, our Class A directors were re-elected to serve until the 2020 annual shareholder meeting.  Each director serves his or her respective term of office until his or her successor has been elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office.  Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Shareholder Meetings

Under our Bylaws, annual shareholder meetings will be held at a time and place selected by our board of directors.  The meetings may be held in or outside of the Marshall Islands.  Special meetings may be called at any time by the board of directors, or by the chairman of the board of directors or by the president.  No other person is permitted to call a special meeting and no business may be conducted at the special meeting other than business brought before the meeting by the board of directors, the chairman of the board of directors or the president. Under the MIBCA, our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

Dissenters’ Rights of Appraisal and Payment

Under the MIBCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation, sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder to receive payment of the appraised fair value of his shares is not available under the MIBCA for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. In the event of any further amendment of our Articles of Incorporation, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares.  The dissenting shareholder must follow the procedures set forth in the MIBCA to receive payment.  In the event that we and any dissenting shareholder fail to agree on a price for the shares, the MIBCA procedures involve, among other things, the institution of proceedings in the High Court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange.

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

As of December 31, 2017, we had a number of credit facilities with commercial banks.  For a discussion of our facilities, please see the section of this annual report entitled “Item 5.  Operating and Financial Review-B.  Liquidity and Capital Resources-Senior Secured Credit Facilities.” In addition, as of December 31, 2017, we had certain bareboat capital leases. For a discussion of our capital leases, please see the section of this annual report entitled “Item 5. Operating and Financial Review-B. Liquidity and Capital Resources-Bareboat Charters.”

As of December 31, 2017, we were also a party to a senior indenture with U.S. Bank National Association, as trustee.  For a discussion of the indenture, please see the section of this annual report entitled “Item 5.  Operating and Financial Review-B.  Liquidity and Capital Resources-2022 Senior Notes Offering.”

As of December 31, 2017, we were a party to the Oaktree Shareholders Agreement, the Pappas Shareholders Agreement and the Registration Rights Agreement.  For a discussion of these agreements, please see the section of this annual report entitled “Item 7.  Major Shareholders and Related Party Transactions-B.  Related Party Transactions.”

We have no other material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

D.	Exchange Controls

Under the laws of the Marshall Islands, Liberia, Cyprus, Malta and Switzerland, which are the countries of incorporation of the Company and its subsidiaries, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

E.	Taxation

The following is a discussion of the material Marshall Islands and U.S. federal income tax regimes relevant to an investment decision with respect to our common stock.

In addition to the tax consequences discussed below, we may be subject to tax in one or more other jurisdictions, including Greece, Cyprus, Malta and Switzerland, where we conduct activities.  We expect that our tax exposure for year 2017 in these jurisdictions, including Malta and Switzerland, is immaterial.

Marshall Islands Tax Consequences

We are incorporated in the Marshall Islands.  Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

Material United States Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences to us of our activities and to our shareholders of the ownership and disposition of our common shares.  This discussion is not a complete analysis or listing of all of the possible tax consequences to our shareholders of the ownership and disposition of our common shares and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules.  In particular, the information set forth below deals only with shareholders that will hold common shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, at any time, 10% or more of the value of our stock or 10% or more of the total combined voting power of all classes of our stock entitled to vote.  In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of shareholders, such as (i) financial institutions, (ii) regulated investment companies, (iii) real estate investment trusts, (iv) tax-exempt entities, (v) insurance companies, (vi) persons holding the common shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle,” (vii) persons that acquired common shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, (viii) U.S. expatriates, (ix) persons subject to the alternative minimum tax or the net investment income tax, (x) dealers or traders in securities or currencies and (xi) U.S. shareholders whose functional currency is not the U.S. dollar.  You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law of the ownership of our common shares.

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

Tax Classification of the Company

Star Maritime was a Delaware corporation, which, in 2007, merged into the Company pursuant to the Redomiciliation Merger.

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

After the completion of the Redomiciliation Merger, the shareholders of Star Maritime owned less than 80% of the Company.  Star Maritime received an opinion of its counsel, Seward & Kissel LLP or “Seward & Kissel” that Star Bulk should not be subject to Section 7874(b) after the Redomiciliation Merger.  Based on the structure of the Redomiciliation Merger, the Company believes that it is not subject to U.S. federal income tax as a U.S. domestic corporation on its worldwide income for taxable years after the Redomiciliation Merger.  However, there is no authority directly addressing the application of Section 7874(b) to a transaction such as the Redomiciliation Merger where shares in a foreign corporation, such as the Company, are issued concurrently with (or shortly after) a merger.  In particular, since there is no authority directly applying the “series of related transactions” or “plan” provisions to the post-acquisition stock ownership requirements of Section 7874(b), there is no assurance that the U.S. Internal Revenue Service (IRS) or a court will agree with Seward & Kissel’s opinion on this matter.  Moreover, Star Maritime has not sought a ruling from the IRS on this point.  Therefore, there is no assurance that the IRS would not seek to assert that the Company is subject to U.S. federal income tax on its worldwide income after the Redomiciliation Merger, although the Company believes that such an assertion should not be successful.

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

As discussed below, we believe that we do not satisfy the Publicly Traded Test for 2016 because we are subject to the 5% Override Rule (as defined below), and accordingly, we believe that we do not qualify for exemption under Section 883 for 2017; however, we may qualify for this tax exemption for subsequent tax years.

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

Based on information contained in Schedules 13G and 13D filing with the U.S. Securities and Exchange Commission, we believe that we do not satisfy the Publicly Traded Test for 2017 because we are subject to the 5% Override Rule.  Specifically, while Oaktree and its affiliated entities collectively owned more than 50% of our outstanding common shares throughout 2017, Oaktree affiliated entities that were 5% Shareholders did not own, in the aggregate, 50% or more of our outstanding common shares for more than half of the days in 2017.  However, Oaktree affiliated 5% Shareholders combined with certain other 5% Shareholders identified in Schedules 13G and 13D filings collectively owned more than 50% of our outstanding common shares for more than half of the days in 2017.  Accordingly, we believe that we do not qualify for exemption under Section 883 for 2017; however, we may qualify for this exemption from U.S. federal income tax on our U.S. source sipping income in subsequent taxable years.

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

To the extent our shipping income derived from sources within the United States is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” shipping income, net of applicable deductions, would be subject to U.S. federal income tax, currently imposed at rates of up to 21%.  In addition, we would generally be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

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

If we were treated as a PFIC for any taxable year during which a U.S. Holder owns common shares, the U.S. Holder would be subject to special adverse rules (described in “-Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election”) unless the U.S. Holder makes a timely election to treat us as a “Qualified Electing Fund” (a “QEF election”) or marks its common shares to market, as discussed below.  We intend to promptly notify our shareholders if we determine that we are a PFIC for any taxable year.  A U.S. Holder generally will be required to file IRS Form 8621 if such U.S. Holder owns common shares in any year in which we are classified as a PFIC.

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

Information Reporting and Backup Withholding

Information reporting might apply to dividends paid in respect of common shares and the proceeds from the sale, exchange or other disposition of common shares within the United States.  Backup withholding (currently at a rate of 24%) might apply to such payments made to a U.S. Holder unless the U.S. Holder furnishes its taxpayer identification number, certifies that such number is correct, certifies that such U.S. Holder is not subject to backup withholding and otherwise complies with the applicable requirements of the backup withholding rules.  Certain U.S. Holders, including corporations, are generally not subject to backup withholding and information reporting requirements, if they properly demonstrate their eligibility for exemption.  United States persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification).  Each Non-U.S. Holder must submit an appropriate, properly completed IRS Form W-8 certifying, under penalties of perjury, to such Non-U.S. Holder’s non-U.S. status in order to establish an exemption from backup withholding and information reporting requirements.  Backup withholding is not an additional tax.  Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

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

In June 2013, we entered into two interest rate derivative contracts with Credit Agricole Corporate and Investment Bank (the “Credit Agricole Swaps”) to fix forward our floating interest rate liabilities under the two tranches of the Credit Agricole $70.0 million Facility.  The Credit Agricole Swaps were based on an amortizing notional amount beginning from $26.8 million and $28.6 million, for the Star Borealis and Star Polaris tranches, respectively.  The Credit Agricole Swaps came into effect in November and August 2014, and will mature in August and November 2018, for the Star Borealis and Star Polaris tranches, respectively.  Under the terms of the Credit Agricole Swaps, we pay on a quarterly basis a fixed rate of 1.720% and 1.705% per annum for the Star Borealis and Star Polaris tranches, respectively, while receiving a variable amount equal to the three month LIBOR, both applied on the notional amount of the swaps outstanding at each settlement date.  As of December 31, 2017, the notional amount of these swaps was $21.0 million and $22.1 million, for Star Borealis and Star Polaris, respectively.

In addition, on April 28, 2014, we entered into two interest rate derivative contracts (the “HSH Swaps”) to fix forward 50% of our floating interest rate derivative contracts for the HSH Nordbank $35.0 million Facility.  The HSH Swaps came into effect in September 2014 and mature in September 2018.  Under the terms of the HSH Swaps, we pay on a quarterly basis a fixed rate of 1.765% per annum, while receiving a variable amount equal to the three month LIBOR, both applied on the notional amount of the swaps outstanding at each settlement date.  As of December 31, 2017, the notional amount of these swaps was $13.0 million.

As part of the Merger, we acquired five swap agreements that Oceanbulk Shipping had entered during the third quarter of 2013 with Goldman Sachs Bank USA (the “Goldman Sachs Swaps”).  The Goldman Sachs Swaps came into effect on October 1, 2014 and mature on April 1, 2018.  Under their terms, Oceanbulk Shipping makes quarterly payments to the counterparty at fixed rates ranging between 1.79% to 2.07% per annum, based on an aggregate notional amount beginning at $186.3 million on July 1, 2015 and increasing up to $461.3 million on October 1, 2015, and then gradually decreasing through maturity.  The counterparty makes quarterly floating rate payments at three-month LIBOR to Oceanbulk Shipping based on the same notional amount.  Upon the completion of the Merger, on July 11, 2014, we re-designated the Goldman Sachs Swaps as cash flow hedges in accordance with ASC Topic 815.  Accordingly, the effective portion of these cash flow hedges, from that date to December 31, 2014, was reported in “Accumulated other comprehensive income/ (loss).”  As of December 31, 2017 the notional amount of these swaps was $372.7 million.

The weighted average fixed rate, as of December 31, 2017, for all the nine interest rate derivative contracts we had effective at that time was 1.8%.

Due to (i) changes in the timing of delivery of some of our newbuilding vessels and, by extension, the timing of some of the forecasted transactions, (ii) changes in LIBOR curves, and (iii) the sale of some of our vessels in 2016 whose loans had been designated as hedged items, we determined that the “highly effective” criterion of the hedging effectiveness test for the Goldman Sachs Swaps was not satisfied for the quarter ended June 30, 2016.  Consequently, the hedging relationship related to the Goldman Sachs Swaps no longer qualifies for special hedge accounting, and as of April 1, 2015, we de-designated the cash flow hedge related to the Goldman Sachs Swaps.  As a result, changes in the fair value of these swaps since the date of de-designation, April 1, 2015, were reported in earnings under “Gain / (Loss) on derivative financial instruments, net.”  The amount already reported up to March 31, 2015 in “Accumulated other comprehensive income/ (loss)” with respect to the corresponding swaps is reclassified to earnings when the hedged forecasted transaction impacts our earnings (i.e., when the hedged loan interest is incurred), except for amounts related to loans of sold or expected to be sold vessels which are being reclassified to earnings when sale is probable, since the forecasted transaction attributable to these vessels is no longer expected to occur.  The unamortized balance of “Accumulated other comprehensive income/ (loss)” with respect to the corresponding swaps as of December 31, 2017 was $0.1 million.

During the year ended December 31, 2017, we recorded a gain on interest rate derivative contracts of $0.2 million in “Gain / (Loss) on derivative financial instruments, net”, in the consolidated statement of operations, which resulted from realized losses (interest expenses incurred under the Goldman Sachs Swaps) of $2.6million and unrealized gains of $2.8 million (from the change in the fair market value) of the Goldman Sachs Swaps derivative contracts during the year ended December 31, 2017.  In addition, as of December 31, 2017, we recorded a gain of $0.05 million in “Accumulated other comprehensive income/ (loss)” resulting from the change in the fair market value of derivative contracts designation as cash flow hedges.

As of December 31, 2017, the floating rate portion of our long-term obligations consisted of senior secured credit facilities and capital lease obligations and the fixed rate portion consisted of the 2022 Notes.  The total interest expense of our long-term debt obligations for the year ended December 31, 2017 was $46.7 million, including the effects of the effective cash flow hedges.  Our estimated total interest expense for the year ending December 31, 2018 is expected to be $52.3 million.  Our estimated amount of interest expense reflects interest payments we expect to make with respect to our long-term debt obligations our capital lease obligations, as well as the 2022 Notes.  The interest expense related to the floating rate portion of our long-term debt obligations reflects an assumed LIBOR-based applicable rate of 1.69428% (the three-month LIBOR rate as of December 31, 2017) plus the relevant margin of the applicable credit facility and the interest expense related to the floating rate portion of our capital lease obligations reflects an assumed LIBOR-based applicable rate of 1.83707% (the six-month LIBOR rate as of December 31, 2017) or 1.69428% (the three-month LIBOR rate as of December 31, 2017), as applicable, plus the relevant margin of the applicable capital lease.  The following table sets forth the sensitivity of our existing long-term obligations in millions of Dollars, as of December 31, 2017, as to a 100 basis point increase in LIBOR during the next five years:

For the year ending December 31,	Estimated amount of interest expense	Estimated amount of interest expense after an increase of 100 basis points	Sensitivity

2018	52.3	61.2	8.9
2019	41.6	47.9	6.3
2020	32.1	36.9	4.8
2021	25.6	29.2	3.5
2022	19.0	21.4	2.4

The table below provides information about our financial instruments at December 31, 2017, that are sensitive to changes in interest rates, including our debt and lease contracts.  For long-term debt and leases, the table presents expected outstanding balances and related weighted-average interest rates by expected maturity dates.  We are also party to nine interest rate derivative contracts with notional amount of $428.8 million as of December 31, 2017. Generally, our interest rate derivative contracts involve the receipt of floating payments based on the three-month LIBOR and the payment of fixed amounts based on a fixed rate specified in each swap agreement, on a quarterly basis. All of our interest rate swap derivative contracts expire in 2018 and bear an average fixed pay rate of 1.8%.

In thousands of Dollars	As of year ended December 31,
	2018	2019	2020	2021	2022

Long-Term Debt:
Variable Rate Debt, outstanding balance	$863,755	$571,885	$470,750	$311,749	$225,577
Average Interest Rate on Variable Debt (1)	5.0%	5.2%	5.4%	5.5%	5.7%
Fixed-Rate Debt, outstanding balance	50,000	50,000	50,000	50,000	-
Average Interest Rate on Fixed Debt (2)	8.3%	8.3%	8.3%	8.3%	8.3%

(1)	Average Interest Rate on Variable Debt represents the weighted average interest rate for our floating rate debt and leases comprising of LIBOR rate as of December 31, 2017 and applicable margin.

(2)	Average Interest Rate on Fixed Debt represents the annual coupon for our 8.30% 2022 Notes outstanding as of December 31, 2017.

Currency and Exchange Rates

We generate all of our revenues in Dollars and operating expenses in currencies other than the Dollar are approximately 6% of total operating expenses during 2017.  Further, 75% of our General and administrative expenses, excluding expenses of $9.3 million relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees, including consulting fees, salaries and traveling expenses were incurred in currencies other than the Dollar (mainly Euros) during 2017.  For accounting purposes, expenses incurred in Euros are converted into Dollars at the exchange rate prevailing on the date of each transaction.  Because a significant portion of our expenses are incurred in currencies other than the Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the Dollar and the Euro, which could affect the amount of net income that we report in future periods.  As of December 31, 2017, the effect of a 1% adverse movement in Dollar/Euro exchange rates would have resulted in an increase of $157,385 and $49,220 in our General and administrative expense and our operating expenses, respectively.  While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk.  The use of financial derivatives, including foreign exchange forward agreements, would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Freight Derivatives

From time to time, we may take positions in freight derivatives, including Freight Forward Agreements (“FFAs”) and freight options.  Generally freight derivatives may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time.  Upon settlement, if the contracted charter rate is less than the average of the rates reported on an identified index for the specified route and time period, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days of the specified period.  Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum.  If we take positions in FFAs or other derivative instruments we could suffer losses in the settling or termination of these agreements.  This could adversely affect our results of operations and cash flow.

During the years ended December 31, 2017 and 2016, we entered into a number of FFAs on the Capesize and Panamax and Supramax indexes.  We used these freight derivatives as an economic hedge to reduce the risk on specific vessels trading in the spot market, or to take advantage of short term fluctuations in the market prices.  Our freight derivatives do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in the accompanying consolidated statements of operations.  FFAs are settled on a daily basis through reputable exchanges such as London Clearing House or Singapore Exchange (SGX).  Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts.  Freight options are treated as assets/liabilities until they are settled.  During the years ended December 31, 2015, 2014 and 2013, we did not enter into FFAs and freight options and therefore we did not record any gain or loss from freight derivatives.    As part of these FFAs, we recognized a loss of $0.9 million and a gain of $0.4 million during the years ended December 31, 2017 and 2016, respectively, while the open position as of December 31, 2017 was an asset of $0.02 million.

Bunker Swaps

Also, from time to time, we may enter into bunker swap contracts to manage our exposure to fluctuations of bunker prices associated with the consumption of bunkers by our vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. If we take positions in bunker swaps or other derivative instruments we could suffer losses in the settling or termination of these agreements.  This could adversely affect our results of operations and cash flow.

We used these bunker swaps as an economic hedge to reduce the risk on bunker price differentials. Our bunker swaps do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in the accompanying consolidated statements of operations. Our bunker swaps are settled through reputable clearing houses, including the London Clearing House. Bunker swaps are treated as assets/liabilities until they are settled.  During the years ended December 31, 2016, 2015, 2014 and 2013, we did not enter into bunker swaps and therefore we did not record any gain or loss from bunker swaps.  During the year ended December 31, 2017, we entered into a limited number of bunker swaps.  As part of these transactions, we recognized a gain of $0.06 million during the year ended December 31, 2017 while the open position as of December 31, 2017 was an asset of $0.06 million.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt securities

Not Applicable.

B.	Warrants and rights

Not Applicable.

C.	Other securities

Not Applicable.

D.	American depository shares

Not Applicable.

PART II.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

See “Item 5.  Operating and Financial Review and Prospects-B.  Liquidity and Capital Resources.”

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.	Controls and Procedures

(a)         Disclosure Controls and Procedures

As of December 31, 2017, our management (with the participation of our Chief Executive Officer and Co-Chief Financial Officers) conducted an evaluation pursuant to Rule 13a-15 and 15d-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on the evaluation, our Chief Executive Officer and Co-Chief Financial Officers concluded that as of December 31, 2017, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our Chief Executive Officer and Co-Chief Financial Officers, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission.

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

Management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in the “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, (2013 Framework).

Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2017 is effective.

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

Ernst & Young (Hellas) Certified Auditors - Accountants S.A, an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2016 and 2017.  This table below sets forth the total amounts billed and accrued for Ernst & Young services regarding fiscal years 2016 and 2017 and breaks down these amounts by category of services:

(In thousands of Dollars)	2016	2017
Audit fees (a)	$714	$841
Audit-related fees (b)	-	18
Tax fees (c)	-	-
All other fees (d)	-	-
Total fees	$714	$859

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

As a foreign private issuer, we are permitted to follow home country practices in lieu of certain Nasdaq corporate governance requirements.  We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands.  We are exempt from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, the voting rights agreement and the establishment and composition of an audit committee and a formal written audit committee charter.  The practices we follow in lieu of Nasdaq’s corporate governance requirements are as follows:

•
While our board of directors is currently comprised of directors a majority of whom are independent, we cannot assure you that in the future we will have a majority of independent directors.  Our board of directors does not hold annual meetings at which only independent directors are present, or executive sessions.

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

2.2
Base Indenture, dated as of November 6, 2014, between the Company and U.S. Bank National Association, as trustee (the “Trustee”) (included as Exhibit 4.1 to the Company’s Current Report on Form 6-K, dated November 7, 2014 and incorporated herein by reference)

2.3
First Supplemental Indenture, dated as of November 6, 2014, between the Company and the Trustee (included as Exhibit 4.2 to the Company’s Current Report on Form 6-K, dated November 7, 2014 and incorporated herein by reference)

2.4
Second Supplemental Indenture, dated as of November 9, 2017, between the Company and the Trustee (included as Exhibit 4.2 to the Company’s Current Report on Form 6-K, dated November 13, 2017 and incorporated herein by reference)

4.1
Amended and Restated Registration Rights Agreement dated July 11, 2014 (included as Annex B to Exhibit 99.1 to the Company’s Current Report on Form 6-K, dated June 20, 2014 and incorporated herein by reference)

4.2
Amendment No.1 to Amended and Restated Registration Rights Agreement dated August 28, 2014 (included as Exhibit 99.2 to the Company’s Current Report on Form 6-K, dated September 3, 2014 and incorporated herein by reference)

Exhibits Number	Description
4.3	Oaktree Shareholders Agreement (included as Annex B to Exhibit 99.1 to the Company’s Current Report on Form 6-K, dated June 20, 2014 and incorporated herein by reference)

4.4
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

4.6	Underwriting Agreement, dated November 2, 2017, between Star Bulk Carriers Corp. and the underwriters named on Schedule1 thereto. (included as Exhibit 1.1 to the Company’s Current Report on Form 6-K, dated November 13, 2017 and incorporated herein by reference)

4.7	2015 Equity Incentive Plan (included as Exhibit 4.13 of the Company’s Form 20-F, which was filed with the Commission on March 23, 2016 and incorporated herein by reference)

4.8	2016 Equity Incentive Plan (included as Exhibit 4.15 to the Company’s Form 20-F, which was filed with the Commission on March 22, 2017 and incorporated herein by reference)

4.9	2017 Equity Incentive Plan

4.10	2018 Equity Incentive Plan

6.1	For earnings per share calculation, see “Item 18. Financial Statements-Note 13.”

8.1	For a list of all our subsidiaries, see “Item 18. Financial Statements-Note 1.”

11.1	Code of Ethics (included as Exhibit 11.1 of the Company’s Form 20-F, which was filed with the Commission on April 8, 2015 and incorporated herein by reference)

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young (Hellas) Certified Auditors Accountants S.A.)

Exhibits Number	Description
101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, formatted in Extensible Business Reporting Language (XBRL):

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

Star Bulk Carriers Corp.
(Registrant)

Date: March 22, 2018	By:	/s/ Petros Pappas
		Name:	Petros Pappas
		Title:	Chief Executive Officer

STAR BULK CARRIERS CORP.

INDEX TO CONSOLIDATED
FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Star Bulk Carriers Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Star Bulk Carriers Corp. (the Company) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 22, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2012.

Athens, Greece
March 22, 2018

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Star Bulk Carriers Corp.

Opinion on Internal Control over Financial Reporting

We have audited Star Bulk Carriers Corp.’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Star Bulk Carriers Corp. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and our report dated March 22, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
March 22, 2018

STAR BULK CARRIERS CORP.
Consolidated Balance Sheets
As of December 31, 2016 and 2017
 (Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	December 31, 2016	December 31, 2017
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$181,758	$257,911
Restricted cash, current (Note 8)	5,121	7,169
Trade accounts receivable	12,572	18,521
Inventories (Note 4)	14,534	19,345
Due from managers	1,430	-
Due from related parties (Note 3)	922	231
Prepaid expenses and other receivables	5,641	4,215
Derivative asset, current (Note 18)	41	77
Other current assets (Note 6)	6,447	5,157
Total Current Assets	228,466	312,626

FIXED ASSETS
Advances for vessels under construction and acquisition of vessels (Notes 5 and 6)	64,570	48,574
Vessels and other fixed assets, net (Note 5)	1,707,209	1,775,081
Total Fixed Assets	1,771,779	1,823,655

OTHER NON-CURRENT ASSETS
Long term investment (Note 3)	970	1,063
Restricted cash, non-current (Note 8)	8,883	8,420
Other non-current assets	1,604	-
TOTAL ASSETS	$2,011,702	$2,145,764

LIABILITIES & STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long term debt (Note 8)	$-	$173,958
Lease commitments short term (Notes 5 and 8)	6,235	15,348
Accounts payable	5,200	9,944
Due to managers	-	1,420
Due to related parties (Note 3)	356	229
Accrued liabilities (Note 14)	11,719	10,521
Derivative liability, current (Note 18)	2,549	625
Deferred revenue	2,060	7,229
Total Current Liabilities	28,119	219,274

NON-CURRENT LIABILITIES
8.00% 2019 Notes and 8.30% 2022 Notes, net of unamortized debt issuance costs of $1,243 and $2,000, respectively (Note 8)	48,757	48,000
Long term debt, net of current portion and unamortized debt issuance costs of $9,214 and $7,119, respectively (Note 8)	743,719	575,137
Lease commitments long term, net of unamortized debt issuance costs of $39 and $35, respectively (Notes 5 and 8)	152,613	214,741
Derivative liability, non current (Note 18)	796	-
Other non-current liabilities	468	560
TOTAL LIABILITIES	974,472	1,057,712

COMMITMENTS & CONTINGENCIES (Note 16)	-	-

STOCKHOLDERS’ EQUITY
Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2016 and December 31, 2017 (Note 9)	-	-
Common Stock, $0.01 par value, 300,000,000 shares authorized; 56,628,907 and 64,160,004 shares issued and outstanding at December 31, 2016 and December 31, 2017, respectively (Note 9)	566	642
Additional paid in capital	2,063,490	2,123,108
Accumulated other comprehensive loss (Note 18)	(294)	605
Accumulated deficit	(1,026,532)	(1,036,303)
Total Stockholders’ Equity	1,037,230	1,088,052
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,011,702	$2,145,764

The accompanying notes are integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.
 Consolidated Statements of Operations
For the years ended December 31, 2015, 2016 and 2017
 (Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Years ended December 31,
	2015	2016	2017

Revenues:
Voyage revenues	$234,035	$221,987	$331,976
Management fee income	251	119	-
	234,286	222,106	331,976

Expenses
Voyage expenses (Note 17)	72,877	65,821	64,682
Charter-in hire expenses	1,025	3,550	5,325
Vessel operating expenses (Note 17)	112,796	98,830	101,428
Dry docking expenses	14,950	6,023	4,262
Depreciation	82,070	81,935	82,623
Management fees (Note 11)	8,436	7,604	7,543
General and administrative expenses	23,621	24,602	30,955
Impairment loss (Note 5, Note 6 and Note 18)	321,978	29,221	-
Loss on time-charter agreement termination (Note 7)	2,114	-	-
Other operational loss	-	503	989
Other operational gain (Note 10)	(592)	(1,565)	(2,918)
(Gain)/Loss on forward freight agreements and bunker swaps (Note 18)	-	(411)	841
(Gain)/Loss on sale of vessel ( Note 5)	20,585	15,248	(2,598)
	659,860	331,361	293,132
Operating income / (loss)	(425,574)	(109,255)	38,844

Other Income/ (Expenses):
Interest and finance costs (Note 8)	(29,661)	(41,217)	(50,458)
Interest and other income/(loss)	1,090	876	2,997
Gain / (Loss) on derivative financial instrument, net (Note 18)	(3,268)	(2,116)	246
Loss on debt extinguishment (Note 8)	(974)	(2,375)	(1,257)
Total other expenses, net	(32,813)	(44,832)	(48,472)

Income/(Loss) before equity in income of investee	(458,387)	(154,087)	(9,628)
Equity in income of investee	210	126	93
Income / (loss) before taxes	$(458,177)	$(153,961)	$(9,535)
Income taxes (Note 15)	-	(267)	(236)
Net income/(loss)	(458,177)	(154,228)	(9,771)
Earnings / (Loss) per share, basic	$(11.71)	$(3.24)	$(0.16)
Earnings / (Loss) per share, diluted	(11.71)	(3.24)	(0.16)
Weighted average number of shares outstanding, basic (Note 13)	39,124,673	47,574,454	63,034,394
Weighted average number of shares outstanding, diluted (Note 13)	39,124,673	47,574,454	63,034,394

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.
 Consolidated Statements of Comprehensive Income / (Loss)
For the years ended December 31, 2015, 2016 and 2017
 (Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Years ended December 31,

	2015	2016	2017
Net income / (loss)	$(458,177)	$(154,228)	$(9,771)
Other comprehensive income / (loss):
Unrealized gains / losses from cash flow hedges:
Unrealized gain / (loss) from hedging interest rate swaps recognized in Other comprehensive income/(loss) before reclassifications (Note 18)	(5,047)	(372)	47
Less:
Reclassification adjustments of interest rate swap loss	4,209	1,294	852
Other comprehensive income / (loss)	(838)	922	899
Comprehensive income / (loss)	$(459,015)	$(153,306)	$(8,872)

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.
 Consolidated Statements of Stockholders’ Equity
For the years ended December 31, 2015, 2016 and 2017
 (Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Common Stock
	# of Shares	Par Value	Additional Paid- in Capital	Accumulated Other Comprehensive loss	Accumulated deficit	Total Stockholders’ Equity

BALANCE, January 1, 2015	21,885,219	$218	$1,568,589	$(378)	$(414,127)	$1,154,302
Net income / (loss)	-	$-	$-	$-	$(458,177)	$(458,177)
Other comprehensive income / (loss)	-	-	-	(838)	-	(838)
Amortization of stock-based compensation (Note 12)	-	-	2,684	-	-	2,684
Issuance of shares for commission to Oceanbulk Maritime	34,234	-	282	-	-	282
Issuance of common stock Excel Transactions (Note 9)	851,577	9	19,299	-	-	19,308
Issuance of common stock (Note 9)	21,050,084	211	417,586	-	-	417,797
BALANCE, December 31, 2015	43,821,114	$438	$2,008,440	$(1,216)	$(872,304)	$1,135,358
Net income / (loss)	-	$-	$-	$-	$(154,228)	$(154,228)
Other comprehensive income / (loss)	-	-	-	922	-	922
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 12)	692,595	7	4,159	-	-	4,166
Issuance of shares for commission to Oceanbulk Maritime (Note 3)	138,453	1	733	-	-	734
Issuance ofcommon stock (Note 9)	11,976,745	120	50,158	-	-	50,278
BALANCE, December 31, 2016	56,628,907	$566	$2,063,490	$(294)	$(1,026,532)	$1,037,230
Net income / (loss)	-	-	$-	$-	$(9,771)	$(9,771)
Other comprehensive income / (loss)	-	-	-	899	-	899
Issuance of vested and non-vested shares and amortization of stock-based compensation (Note 12)	1,220,825	13	9,254	-	-	9,267
Issuance of common stock (Note 9)	6,310,272	63	50,364	-	-	50,427
BALANCE, December 31, 2017	64,160,004	$642	$2,123,108	$605	$(1,036,303)	$1,088,052

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.
 Consolidated Statements of Cash Flows
For the years ended December 31, 2015, 2016 and 2017
 (Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Years ended December 31,

	2015	2016	2017
Cash Flows from Operating Activities:
Net income / (loss)	$(458,177)	$(154,228)	$(9,771)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation	82,070	81,935	82,623
Amortization of fair value of above market acquired time charters (Note 7)	9,540	254	-
Amortization of debt issuance costs (Note 8)	2,732	2,855	2,660
Loss on debt extinguishment (Note 8)	974	2,375	1,257
Impairment loss (Note 5)	321,978	29,221	-
Loss / (gain) on sale of vessels (Note 5)	20,585	15,248	(2,598)
Stock-based compensation (Note 12)	2,684	4,166	9,267
Non-cash effects of derivative financial instruments (Note 18)	(121)	(4,182)	(1,821)
Loss on time-charter agreement termination	2,114	-	-
Change in fair value of forward freight derivatives (Note 18)	-	(41)	(36)
Other non-cash charges	38	112	144
Amortization of deferred gain (Note 5)	(22)	(75)	(52)
Write-off of claim receivable	-	225	-
Gain on hull and machinery claim	-	(1,472)	(456)
Equity in income of investee	(210)	(126)	(93)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Restricted cash for forward freight derivatives	-	(216)	(1,834)
Trade accounts receivable	13,876	(1,683)	(5,949)
Inventories	121	(184)	(4,811)
Prepaid expenses and other current assets	(8,497)	3,142	(43)
Due from related parties	(964)	287	745
Due from managers	-	(1,430)	1,430
Increase/(Decrease) in:
Accounts payable	(5,276)	(4,236)	4,709
Due to related parties	(1,744)	(66)	(127)
Accrued liabilities	1,465	(2,633)	(863)
Due to managers	2,291	(2,291)	1,420
Deferred revenue	(35)	(405)	5,169
Net cash provided by / (used in) Operating Activities	(14,578)	(33,448)	80,970

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisition of vessels and other assets	(473,917)	(396,154)	(143,684)
Cash proceeds from vessel sales (Note 5)	70,300	380,193	15,153
Decrease in restricted cash	4,500	7,251	482
Increase in restricted cash	(4,525)	(7,042)	(233)
Proceeds from cancellation of vessels under construction	5,800	-	-
Hull and machinery insurance proceeds	309	2,536	1,430
Net cash provided by / (used in) Investing Activities	(397,533)	(13,216)	(126,852)

Cash Flows from Financing Activities:
Proceeds from bank loans and capital leases	373,993	151,763	160,780
Loan prepayments and repayments	(244,529)	(181,201)	(86,262)
Financing fees paid	(13,094)	(474)	(2,910)
Proceeds from issuance of common stock	418,771	50,589	51,454
Offering expenses paid related to the issuance of common stock	(974)	(311)	(1,027)
Net cash provided by / (used in) Financing Activities	534,167	20,366	122,035

Net (decrease) / increase in cash and cash equivalents	122,056	(26,298)	76,153
Cash and cash equivalents at beginning of period	86,000	208,056	181,758

Cash and cash equivalents at end of the period	$208,056	$181,758	$257,911
Cash paid during the period for:
Interest	$29,813	$47,997	$50,227

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1	Basis of Presentation and General Information:

The accompanying consolidated financial statements as of and for the years ended December 31, 2015, 2016 and 2017, include the accounts of Star Bulk Carriers Corp. (“Star Bulk”) and its wholly owned subsidiaries as set forth below (collectively, the “Company”).

Star Bulk was incorporated on December 13, 2006 under the laws of the Marshall Islands and maintains executive offices in Athens, Greece.  The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of dry bulk carrier vessels.  Since December 3, 2007, Star Bulk shares trade on the NASDAQ Global Select Market under the ticker symbol SBLK.

In 2014, through a series of transactions, the Company acquired the 49 vessels and 26 newbuilding contracts, which were previously owned by Oceanbulk Shipping LLC, Oceanbulk Carriers LLC, Excel Maritime Carriers Ltd. and other entities.

Effective June 20, 2016, the Company effected a 5-for-1 reverse split of its issued and outstanding common shares (the “June 2016 Reverse Split”) (Note 9).  All share and per share amounts disclosed in the accompanying financial statements give effect to this reverse stock split retroactively, for all periods presented.

In October, 2017, the Company proceeded with the formation of a fully owned subsidiary, Star Logistics Management S.A. (or “Star Logistics”), based in Geneva, Switzerland. Star Logistics focuses on servicing the end user by connecting origination and destination of dry bulk commodities.

Below is the list of the Company’s wholly owned subsidiaries as of December 31, 2017:

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1	Basis of Presentation and General Information - continued:

Subsidiaries owning vessels in operation at December 31, 2017:

	Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
1	Star Ennea LLC	Star Poseidon	209,475	February 26, 2016	2016
2	Sea Diamond LLC	Goliath	209,537	July 15, 2015	2015
3	Pearl Shiptrade LLC	Gargantua	209,529	April 2, 2015	2015
4	Coral Cape Shipping LLC	Maharaj	209,472	July 15, 2015	2015
5	Domus Shipping LLC	Star Ariadne (1)	207,812	March 28, 2017	2017
6	Star Breezer LLC	Star Virgo (1)	207,810	March 1, 2017	2017
7	Star Seeker LLC	Star Libra (1)	207,765	June 6, 2016	2016
8	Clearwater Shipping LLC	Star Marisa (1)	207,709	March 11 2016	2016
9	Cape Ocean Maritime LLC	Leviathan	182,511	September 19, 2014	2014
10	Cape Horizon Shipping LLC	Peloreus	182,496	July 22, 2014	2014
11	Sandra Shipco LLC	Star Pauline	180,274	December 29, 2014	2008
12	Christine Shipco LLC	Star Martha	180,274	October 31, 2014	2010
13	Pacific Cape Shipping LLC	Pantagruel	180,181	July 11, 2014	2004
14	Star Borealis LLC	Star Borealis	179,678	September 9, 2011	2011
15	Star Polaris LLC	Star Polaris	179,600	November 14, 2011	2011
16	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
17	Sky Cape Shipping LLC	Big Fish	177,662	July 11, 2014	2004
18	Global Cape Shipping LLC	Kymopolia	176,990	July 11, 2014	2006
19	Star Trident XXV Ltd.	Star Triumph	176,343	December 8, 2017	2004
20	Sea Cape Shipping LLC	Big Bang	174,109	July 11, 2014	2007
21	Star Aurora LLC	Star Aurora	171,199	September 8, 2010	2000
22	Nautical Shipping LLC	Amami	98,681	July 11, 2014	2011
23	Majestic Shipping LLC	Madredeus	98,681	July 11, 2014	2011
24	Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011
25	Star Vega LLC	Star Vega	98,681	February 13, 2014	2011
26	Star Alta I LLC	Star Angelina	82,981	December 5, 2014	2006
27	Star Alta II LLC	Star Gwyneth	82,790	December 5, 2014	2006
28	Star Trident I LLC	Star Kamila	82,769	September 3, 2014	2005
29	Grain Shipping LLC	Pendulum	82,619	July 11, 2014	2006
30	Star Trident XIX LLC	Star Maria	82,598	November 5, 2014	2007

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1	Basis of Presentation and General Information - continued:

	Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
31	Star Trident XII LLC	Star Markella	82,594	September 29, 2014	2007
32	Star Trident IX LLC	Star Danai	82,574	October 21, 2014	2006
33	Star Trident XI LLC	Star Georgia	82,298	October 14, 2014	2006
34	Star Trident VIII LLC	Star Sophia	82,269	October 31, 2014	2007
35	Star Trident XVI LLC	Star Mariella	82,266	September 19, 2014	2006
36	Star Trident XIV LLC	Star Moira	82,257	November 19, 2014	2006
37	Star Trident XVIII LLC	Star Nina	82,224	January 5, 2015	2006
38	Star Trident X LLC	Star Renee	82,221	December 18, 2014	2006
39	Star Trident II LLC	Star Nasia	82,220	August 29, 2014	2006
40	Star Trident XIII LLC	Star Laura	82,209	December 8, 2014	2006
41	Star Trident XV LLC	Star Jennifer	82,209	April 15, 2015	2006
42	Star Trident XVII LLC	Star Helena	82,187	December 29, 2014	2006
43	Star Gaia LLC	Star Charis	81,711	March 22, 2017	2013
44	Star Elpis LLC	Star Suzanna	81,711	May 15, 2017	2013
45	Mineral Shipping LLC	Mercurial Virgo	81,545	July 11, 2014	2013
46	Star Trident III LLC	Star Iris	76,466	September 8, 2014	2004
47	Star Trident XX LLC	Star Emily	76,417	September 16, 2014	2004
48	Orion Maritime LLC	Idee Fixe (1)	63,458	March 25, 2015	2015
49	Spring Shipping LLC	Roberta (1)	63,426	March 31, 2015	2015
50	Success Maritime LLC	Laura (1)	63,399	April 7, 2015	2015
51	Ultra Shipping LLC	Kaley (1)	63,283	June 26, 2015	2015
52	Blooming Navigation LLC	Kennadi	63,262	January 8, 2016	2016
53	Jasmine Shipping LLC	Mackenzie	63,226	March 2, 2016	2016
54	Star Challenger I LLC	Star Challenger	61,462	December 12, 2013	2012
55	Star Challenger II LLC	Star Fighter	61,455	December 30, 2013	2013
56	Star Axe II LLC	Star Lutas	61,347	January 6, 2016	2016
57	Aurelia Shipping LLC	Honey Badger	61,320	February 27, 2015	2015
58	Rainbow Maritime LLC	Wolverine	61,292	February 27, 2015	2015
59	Star Axe I LLC	Star Antares	61,258	October 9, 2015	2015
60	Star Asia I LLC	Star Aquarius	60,916	July 22, 2015	2015
61	Star Asia II LLC	Star Pisces	60,916	August 7, 2015	2015
62	Star Trident VII LLC	Diva	56,582	July 24, 2017	2011
63	Glory Supra Shipping LLC	Strange Attractor	55,742	July 11, 2014	2006
64	Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
65	Star Gamma LLC	Star Gamma	53,098	January 4, 2008	2002
66	Star Zeta LLC	Star Zeta	52,994	January 2, 2008	2003
67	Star Delta LLC	Star Delta	52,434	January 2, 2008	2000
68	Star Theta LLC	Star Theta	52,425	December 6, 2007	2003
69	Star Epsilon LLC	Star Epsilon	52,402	December 3, 2007	2001
70	Star Cosmo LLC	Star Cosmo	52,247	July 1, 2008	2005
71	Star Kappa LLC	Star Kappa	52,055	December 14, 2007	2001
		Total dwt	7,585,704

(1)	Vessels subject to a capital bareboat lease (Note 5)

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1	Basis of Presentation and General Information - continued:

Subsidiaries owning newbuildings at December 31, 2017:

	Wholly Owned Subsidiaries	Newbuildings Name	Type	DWT	Expected Delivery Date
1	Star Castle I LLC	HN 1342 (tbn Star Eleni) (2)	Newcastlemax	208,000	Jan-18
2	Festive Shipping LLC	HN 1361 (tbn Star Magnanimus) (1)	Newcastlemax	208,000	Apr-18
3	Star Castle II LLC	HN 1343 (tbn Star Leo)	Newcastlemax	208,000	Apr-18
		Total dwt		624,000

(1)	Vessels subject to a bareboat capital lease (Note 5).

(2)	Star Eleni was delivered to the Company on January 3, 2018 (Note 19) and is subject to a bareboat capital lease (Note 6).

Non-vessel owning subsidiaries at December 31, 2017:

	Wholly Owned Subsidiaries
1	Star Bulk Management Inc.	25	Star Uranus LLC
2	Starbulk S.A.	26	Star Logistics Management S.A.
3	Star Bulk Manning LLC	27	Gravity Shipping LLC
4	Star Bulk Shipmanagement Company (Cyprus) Limited	28	White Sand Shipping LLC
5	Optima Shipping Limited	29	Premier Voyage LLC
6	Star Omas LLC	30	L.A. Cape Shipping LLC
7	Star Synergy LLC	31	Cape Confidence Shipping LLC
8	Oceanbulk Shipping LLC	32	Cape Runner Shipping LLC
9	Oceanbulk Carriers LLC	33	Olympia Shiptrade LLC
10	International Holdings LLC	34	Victory Shipping LLC
11	Star Ventures LLC	35	Star Cape I LLC
12	Star Logistics LLC (ex Dry Ventures LLC)	36	Star Cape II LLC
13	Unity Holding LLC	37	Positive Shipping Company
14	Star Bulk (USA) LLC	38	OOCape1 Holdings LLC
15	Star Trident XXI LLC	39	Oday Marine LLC
16	Star Trident XXIV LLC	40	Searay Maritime LLC
17	Star Trident XXVII LLC	41	Lowlands Beilun Shipco LLC
18	Star Trident XXXI LLC	42	Star Trident VI LLC
19	Star Trident XXIX LLC	43	KMSRX Holdings LLC
20	Star Trident XXVIII LLC	44	Dioriga Shipping Co.
21	Star Trident XXVI LLC	45	Star Trident XXX LLC
22	Star Trident XXII LLC	46	Star Trident IV LLC
23	Star Trident XXIII LLC	47	Pacific Ventures Holdings LLC
24	Star Alpha LLC	48	Star Mare LLC

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.	Basis of Presentation and General Information – (continued):

No charterer accounted for more than 10% of the Company’s voyage revenue in 2015. Charterers who individually accounted for more than 10% of the Company’s voyage revenues during the years ended December 31, 2016 and 2017 are as follows:

Charterer	2015	2016	2017
A	6%	13%	14%

The outstanding accounts receivable balance as at December 31, 2017 of these charterers was $1,969.

2.	Significant Accounting policies:

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

Following the provisions of ASC 810 Consolidation, the Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a variable interest entity (“VIE”) in its consolidated financial statements.  Company’s evaluation did not result in an identification of variable interest entities for the years 2015, 2016 and 2017.

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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

d)
Comprehensive income/(loss): The statement of comprehensive income/(loss) presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders.  Reclassification adjustments are presented out of accumulated other comprehensive income/(loss) on the face of the statement in which the components of other comprehensive income/(loss) are presented or in the notes to the financial statements.  The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income/(loss), items of other comprehensive income/(loss)  and total comprehensive income/(loss) in two separate and consecutive statements.

e)
Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and restricted cash, trade accounts receivable and derivative contracts (including freight derivatives, bunker derivatives and interest rate swaps).  The Company’s policy is to place cash and cash equivalents, and restricted cash with financial institutions evaluated as being creditworthy and are exposed to minimal interest rate and credit risk.  The Company may be exposed to credit risk in the event of non-performance by counter parties to derivative contracts.  To manage this risk, the Company has adopted a policy of no exposure in over-the-counter transactions by selecting freight derivatives and bunker swaps that clear through reputable clearing houses, including the London Clearing House.  The Company performs periodic evaluations of the relative credit standing of those financial institutions.  In addition the Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

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

i)
Trade accounts receivable, net: The amount shown as Trade accounts receivable, net, at each balance sheet date, includes receivables from customers, net of any provision for doubtful debts.  At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables. As of December 31, 2016 and 2017, provision for doubtful receivables was nil.

j)
Inventories: Inventories consist of consumable lubricants and bunkers, which are stated at the lower of cost or net realizable value following the adoption of ASU 2015-11, effective January 1, 2017, which simplified the subsequent measurement of inventory by replacing the lower of cost or market test with a lower of cost and net realizable value test.  Cost is determined by the first in, first out method. The adoption of this Update, did not have a material effect in Company’s consolidated financial position and performance.

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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

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

In this respect, the management regularly reviews the carrying amount of the vessels, including newbuilding contracts, on a vessel-by-vessel basis, when events and circumstances indicate that the carrying amount of the vessels or newbuilding contracts might not be recoverable (such as vessel sales and purchases, business plans, obsolescence or damage to the asset and overall market conditions). When impairment indicators are present, the Company compares undiscounted cash flows to the carrying values of the Company’s vessels to determine if the asset is required to be impaired.  In developing its estimates of future undiscounted net operating cash flows, the Company makes assumptions and estimates about vessels’ future performance, with the significant assumptions being related to charter rates, ship operating expenses, vessels’ residual value, fleet utilization and the estimated remaining useful lives of the vessels, assumed to be 25 years from the delivery of the vessel from the shipyard.  These assumptions are based on current market conditions, historical industry and Company’s specific trends, as well as future expectations.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

The undiscounted projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent rate for the unfixed days over the estimated remaining economic life of each vessel, net of brokerage and address commissions.  Estimates of the daily time charter equivalent for the unfixed days are based on the current Forward Freight Agreement (“FFA”) rates, for the first three-year period, and historical average rate levels of similar size vessels for the period thereafter. The expected cash inflows from charter revenues are based on an assumed fleet utilization rate of approximately 98% for the unfixed days, taking also into account expected technical off-hire days.  In assessing expected future cash outflows, management forecasts vessel operating expenses, which are based on the Company’s internal budget for the first annual period and thereafter assume an annual inflation rate of up to 3% (escalating during the first three-year period) and are capped at the tenth year, as well as vessel expected maintenance costs (for dry docking and special surveys).  The estimated salvage value of each vessel is $0.3 per light weight ton, in accordance with the Company’s vessel depreciation policy.  The Company uses a probability weighted approach for developing estimates of future cash flows used to test its vessels for recoverability when alternative courses of action are under consideration (i.e. sale or continuing operation of a vessel).  If the Company’s estimate of undiscounted future cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value with a charge recorded under “Impairment loss” in the consolidated statement of operations .

Using the framework for estimating projected undiscounted net operating cash flows described above, the Company completed its impairment analysis for the years ended December 31, 2015, 2016 and 2017, for those operating vessels and newbuildings whose carrying values were above their respective market values.  For 2017, no asset impairment was necessary.  An impairment loss of $321,978 and $29,221 was recognized for the years ended December 31, 2015 and 2016, respectively, which resulted primarily from the Company’s actual and intended vessel sales that are further described in Notes 5 and 6.

o)
Vessels held for sale:  The Company classifies a vessel as being held for sale when all of the following criteria, enumerated under ASC 360 “Property, Plant, and Equipment”, are met: (i) management has committed to a plan to sell the vessel; (ii) the vessel is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; (iv) the sale of the vessel is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the vessel is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. The resulting difference, if any, is recorded under “Impairment loss” in the accompanying consolidated statement of operations. The vessels are not depreciated once they meet the criteria to be classified as held for sale. At December 31, 2016 and 2017, there were no vessels that met the criteria to be classified as held for sale.

p)
Financing costs: Fees paid to lenders or required to be paid to third parties on the lenders’ behalf for obtaining new loans, senior notes or for refinancing or amending existing loans, are required to be presented on the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts, rather than as a deferred finance charges asset.  These costs are amortized as interest and finance costs using the effective interest rate method over the duration of the related debt. Any unamortized balance of costs relating to debt repaid or refinanced that meet the criteria for Debt Extinguishment (see Subtopic 470-50), is expensed in the period in which the repayment is made or refinancing occurs. Any unamortized balance of costs relating to debt refinanced that do not meet the criteria for Debt Extinguishment, are amortized over the term of the refinanced debt.

q)
Debt Modifications and extinguishments: The Company follows the provisions of ASC 470-50, “Modifications and Extinguishments” to account for all modifications or extinguishments of debt instruments, except debt that is extinguished through a troubled debt restructuring (see Subtopic 470-60) or a conversion of debt to equity securities of the debtor pursuant to conversion privileges provided in terms of the debt at issuance (see Subtopic 470-20). This subtopic also provides guidance on whether an exchange of debt instruments with the same creditor constitutes an extinguishment and whether a modification of a debt instrument should be accounted for in the same manner as an extinguishment. In circumstances where an exchange of debt instruments or a modification of a debt instrument does not result in extinguishment accounting, this Subtopic provides guidance on the appropriate accounting treatment.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

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

The fair value of share options grants is determined with reference to option pricing models, and depends on the terms of the granted options.  The fair value is recognized (as compensation expense) over the requisite service period for all awards that vest.

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

Deferred revenue includes cash received prior to the balance sheet date and is related to revenue to be earned after such date.  The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the remaining (if any) as non-current liability.

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of voyage expenses and expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each pool participant vessel (based on the vessel’s age, design, consumption and other performance characteristics) as well as the time each vessel has spent in the pool. Revenue under pooling arrangements is accounted for on an accrual basis and is recognized when an agreement with the pool exists, the price is fixed, services are provided and collectability of the revenue is reasonably assured.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees and other miscellaneous expenses.

Voyage expenses consist of brokerage commissions, bunker consumption, port expenses and agency fees related to the voyage.

Brokerage commissions are paid by the Company.  Brokerage commissions are recognized over the related charter period and included in voyage expenses.  Voyage expenses and vessel operating expenses are recognized as incurred.

In addition expenses related to the chartering-in of vessels owned by third parties are recognized on a pro-rata basis over the duration of the voyage, and are included in voyage expenses, except for the hire expense and the related commissions for chartering-in the respective vessels, which is included within “Charter in hire expense” in the consolidated statement of operations.

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

v)
Earnings/ (loss) per share: Earnings or loss per share are computed in accordance with guidance related to Earnings per Share.  Basic earnings or loss per share are calculated by dividing net income or loss available to common shareholders by the basic weighted average number of common shares outstanding during the period.  Diluted earnings per share is computed by the treasury stock method whereby all of the Company’s dilutive securities are assumed to be exercised and the proceeds used to repurchase common shares are calculated at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation (Note 13).

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

x)
Accounting for leases: Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases.  Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term.  As of December 31, 2016, the Company held no operating lease arrangements acting as lessee other than its office leases and an operating lease arrangement for one Supramax vessel (Note 5). As of December 31, 2017, other than the office leases, the Company was the lessee under operating lease arrangements regarding certain chartered-in vessels (Note 16).

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

Leases of vessels are classified as capital leases when they satisfy the criteria for capital lease classification under ASC 840, “Leases.” When the ownership of a vessel is transferred at the end of the lease, or there is a bargain purchase option, the vessel is depreciated on a straight-line basis over its useful life as if the vessel was owned.  Otherwise, vessels under capital lease are depreciated on a straight-line basis over the term of the lease. As of December 31, 2016 and 2017 the Company was the lessee under certain capital lease arrangements as further described in Notes 5 and 6.  Capital leases are capitalized at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments.  Each lease payment is allocated between liability and finance charges to achieve a constant rate on the capital balance outstanding.  The interest incurred under a capital lease is included within “Interest and finance costs” in the consolidated statement of operations.  The depreciation of vessels under capital lease is included within “Depreciation” in the consolidated statement of operations.

Pursuant to the provisions of the ASC 840, “Leases”, in cases of changes in the contractual terms, the Company reassesses its conclusions for the accounting of the subject leases.

y)	Derivatives:

i) Derivative Financial Instrument:

The Company enters into derivative financial instruments to manage risk related to fluctuations of interest rates.  In case the instruments are eligible for hedge accounting, at the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge.  The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk.  A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss.  Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed at each reporting date to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated. All derivatives are recorded on the balance sheet as assets or liabilities and are measured at fair value. The valuation of interest rate swaps is based on Level 2 observable inputs of the fair value hierarchy such as interest rate curves. For derivatives designated as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive income / (loss)” and is subsequently recognized in earnings, under “Interest and finance costs” when the hedged items impact earnings, while the ineffective portion, if any, is recognized immediately in current period earnings under “Gain / (Loss) on derivative financial instruments, net.”

The changes in the fair value of derivatives not qualifying for hedge accounting are recognized in earnings. The Company discontinues cash flow hedge accounting if the hedging instrument expires or is sold, terminated or exercised and it no longer meets all the criteria for hedge accounting or if the Company de-designates the instrument as a cash flow hedge. At that time, any cumulative gain or loss on the hedging instrument recognized in equity remains in equity until the forecasted transaction occurs or until it becomes probable of not occurring. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in earnings. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is reclassified to earnings for the year. Only four out of the nine of the Company’s interest rate swaps were designated as accounting hedges during the years ended December 31, 2016 and 2017 and for the period from April 1, 2015 through December 31, 2015.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

ii) Forward Freight Agreements and Bunker Swaps:

In addition, from time to time, the Company may take positions in derivative instruments including freight forward agreements, or FFAs. Generally, FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates for the specified route and time period, as reported by an identified index, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Based on this, the value of all open positions at each reporting date is measured (Level 2). Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. FFAs are intended to serve as an economic hedge for the Company’s vessels that are being chartered in the spot market, effectively locking-in an approximate amount of revenue that the Company expects to receive from such vessels for the relevant periods. All of the FFAs are settled through reputable exchanges such as London Clearing House (LCH).   The Company’s FFAs do not qualify for hedge accounting and therefore gains or losses are recognized in the accompanying consolidated statements of operations under “(Gain)/Loss on forward freight agreements and bunker swaps.”

Also, from time to time, the Company enters into bunker swap contracts to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. The Company’s bunker swaps do not qualify for hedge accounting and are settled through reputable clearing houses, including LCH. The fair value of bunker swaps is the estimated amount that the Company would receive or pay to terminate the swaps at the reporting date (Level 2). Bunker price differentials paid or received under the swap agreements are recognized as part of “(Gain)/Loss on forward freight agreements and bunker swaps”.

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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

aa)	Recent accounting pronouncements – not yet adopted:

Revenue from Contracts with Customers (“Topic 606”): In May 2016, the FASB issued their final standard on revenue from contracts with customers. The standard, which was issued as ASU 2014-09 (Topic 606) by the FASB, and as amended, outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers and supersedes most legacy revenue recognition guidance. The core principle of the guidance in Topic 606, is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in each contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in each contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The standard is effective for public business entities from annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted. The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures).

The Company adopted this ASU for the reporting period commencing on January 1, 2018 and elected to use the modified retrospective approach. Its adoption primarily changes the method of recognizing revenue for voyage charters from the discharge-to-discharge method to the loading-to-discharge method. Under the discharge-to-discharge method, revenue was recognized from the discharge of the prior voyage, or contract date of the current voyage if later, until the discharge of the current voyage. Under the load-to-discharge method, revenue is recognized from the load of a voyage until its discharge. The Company’s quantitative assessment of the effects of the adoption of this new guidance indicated that the financial impact of the change in timing of revenue recognition as outlined above does not have a material effect to the opening retained earnings as of January 1, 2018. In addition and while the Company’s assessment is still ongoing, certain voyage expenses occurred between signing the charter party and arrival at loading port, will be deferred and amortized during the charter period. The Company is currently evaluating also  the additional presentation and disclosure requirements of this ASU on its consolidated financial statements. As the number of open voyage charters as at December 31, 2017 is low, the Company expects that the effect of the adoption of this ASU is below 1% of its “Voyage revenues” for the year ended December 31, 2017.

Leases: In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases (Topic 842).” ASU 2016-02 will apply to both types of leases – capital (or finance) leases and operating leases. According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with term of more than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.  Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. The requirements of this standard include a significant increase in required disclosures. In a recent update, targeted improvements were proposed to the accounting standards that provide for (a) an optional new transition method for adoption that results in initial recognition of a cumulative effect adjustment to retained earnings in the year of adoption and (b) a practical expedient for lessors, under certain circumstances, to combine the lease and non-lease components of revenues for presentation purposes. If the targeted improvements are approved, the Company intends to apply the alternative transition method and intend to elect the practical expedient for lessors for presentation purposes. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

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

Financial Instruments — Derivatives Held or Issued (subsequent to the adoption of ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities): In August 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities. ASU 2017-12 amends the current hedge accounting model and requires certain new or modified disclosures to enable entities to better portray the economics of their risk management activities in their financial statements. For public business entities, the amendments in ASU 2017-12 are effective for financial statements issued for fiscal years beginning after 15 December 2018, and interim periods within those fiscal years. For all other entities, the amendments in ASU 2017-12 are effective for financial statements issued for fiscal years beginning after 15 December 2019, and interim periods within fiscal years beginning after 15 December 2020. Early adoption is permitted, including adoption in an interim period. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

3.	Transactions with Related Parties:

Transactions and balances with related parties are analyzed as follows:

Balance Sheet
	December 31, 2016	December 31, 2017
Due from related parties
Oceanbulk Maritime S.A. and its affiliates (d)	$922	$107
Sydelle Marine Limited (h)	-	44
Starocean Manning Philipines Inc. (i)	-	80
Due from related parties	$922	$231

Due to related parties
Oceanbulk Maritime S.A. and its affiliates (d)	$26	-
Management and Directors Fees (b)	323	229
Managed Vessels of Oceanbulk Shipping LLC	7	-
Due to related parties	$356	$229

Statements of Operations

	2015	2016	2017
Voyage expenses-Interchart (a)	$(3,350)	$(3,300)	$(3,300)
Executive directors consultancy fees (b)	(633)	(496)	(493)
Non-executive directors compensation (b)	(160)	(148)	(145)
Office rent - Combine Marine Ltd. & Alma Properties (c)	(35)	(34)	(39)
Sydelle Marine Limited (h)	-	-	(329)
Management fee expense - Maryville Maritime Inc. (g)	(451)	-	-
Interest on Excel Vessel Bridge Facility (f)	(220)	-	-

a)
Interchart Shipping Inc. or Interchart: On February 25, 2014, the Company acquired 33% of the total outstanding common stock of Interchart for total consideration of $200 in cash and 4,520 of the Company’s common shares. The common shares were issued on April 1, 2014, and the fair value per share of $72.55 was determined by reference to the per share closing price of the Company’s common shares on the issuance date. The ownership interest was purchased from an entity affiliated with family members of Company’s Chief Executive Officer. This investment is accounted for as an equity method investment.

In November 2014, the Company entered into a new services agreement with Interchart for chartering, brokering and commercial services for all of the Company’s vessels for a monthly fee of $275, with a term until March 31, 2015, which following consecutive renewals is currently effective until December 31, 2018.

During the years ended December 31, 2015, 2016 and 2017 the brokerage commissions charged by Interchart were $3,350, $3,300 and $3,300, respectively, and are included in “Voyage expenses” in the accompanying consolidated statements of operations.

b)
Management and Directors Fees: The Company has entered into consulting agreements with companies owned and controlled by each one of its Chief Operating Officer and co-Chief Financial Officers. Pursuant to the corresponding agreements, these entities are entitled to receive an annual discretionary bonus, as determined by the Company’s Board of Directors in its sole discretion. Pursuant to these agreements, the Company is required to pay an aggregate base fee of $490 per year (this amount includes certain fees determined in Euros), using the exchange rate as of December 31, 2017, which was $1.20 per euro).

The expenses related to the Company’s executive officers for the years ended December 31, 2015, 2016 and 2017, were $633, $496 and $493, respectively, and are included under “General and administrative expenses” in the accompanying consolidated statements of operations. The related expenses of non-executive directors for the years ended December 31, 2015, 2016 and 2017 were $160, $148 and $145, respectively, and are included under “General and administrative expenses” in the accompanying consolidated statements of operations. As of December 31, 2016 and 2017, the Company had outstanding payables of $323 and $229, respectively, to its executive officers and directors and non-executive directors, representing unpaid consulting fees and unpaid fees for their participation in the Company’s Board of Directors and other special committees.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

3.	Transactions with Related Parties - (continued):

c)
Office rent: On January 1, 2012, Starbulk S.A., entered into a one year lease agreement for office space with Combine Marine Ltd., a company controlled by, Mrs. Milena - Maria Pappas and by Mr. Alexandros Pappas, both of whom are children of Mr. Petros Pappas, the Company’s current Chief Executive Officer. The lease agreement provides for a monthly rental of €2,500 (approximately $3.0, using the exchange rate as of December 31, 2017, which was $1.20 per euro). On January 1, 2013, the agreement was renewed, and, unless terminated by either party, it will expire in January 2024. The related rent expense for the years ended December 31, 2015, 2016 and 2017 was $35, $34 and $35, respectively, and is included under “General and administrative expenses” in the accompanying consolidated statements of operations.

In addition, on December 21, 2016 Starbulk S.A., entered into a six year lease agreement for office space with Alma Properties, a company controlled by Mrs. Milena - Maria Pappas. The lease agreement provides for a monthly rental of €300 (approximately $0.4, using the exchange rate as of December 31, 2017, which was $1.20 per euro). The related rent expense for the year ended December 31, 2017 was $4 and is included under “General and administrative expenses” in the relevant accompanying consolidated statement of operations.

d)	Oceanbulk Maritime S.A.: Oceanbulk Maritime S.A. (“Oceanbulk Maritime”) is a ship management company controlled by Mrs. Milena-Maria Pappas.

On November 25, 2013, the Company’s Board of Directors approved a commission payable to Oceanbulk Maritime with respect to its involvement in the negotiations with the shipyards for nine of the Company’s contracted newbuilding vessels. The agreement provided for a commission of 0.5% of the shipbuilding contract price for two newbuilding Capesize vessels (Star Aries (ex-HN 1338) and Star Taurus (ex-HN 1339) and three newbuilding Newcastlemax vessels (Star Eleni (ex-HN 1342)), HN 1343 (tbn Star Leo) and Star Poseidon (ex-HN NE 198) and a flat fee of $200 per vessel for four newbuilding Ultramax vessels Star Aquarius (ex-HN 5040), Star Pisces (ex-HN 5043), Star Antares (ex-HN NE 196) and Star Lutas (ex-HN NE 197),which for all the aforementioned newbuilding vessels amounted to  $2,077. The Company agreed to pay the commission in four equal installments. The first two installments were paid in cash, while the remaining two installments were paid in the form of common shares, the number of which depended on the price of the Company’s common shares on the date of the two remaining installments. The first and the second installments of $519, each, were paid in cash in December 2013 and in April 2014, respectively. On October 28, 2015 and in September 9, 2016, the Company issued 34,234 shares  and 138,453 shares representing the third and fourth installment, respectively, the fair value per share was determined by reference to the per share closing price of the Company’s common shares on the issuance date. As a result, $813 was capitalized as part of the cost of the aforementioned vessels up to December 31, 2016.

As of December 31, 2016 and 2017, the Company had outstanding receivables of $922 and $107 from Oceanbulk Maritime and its affiliates, respectively. The outstanding balance as of December 31, 2016 includes $415, which represents supervision cost for certain newbuilding vessels managed by Oceanbulk Maritime and paid by the Company. In addition, as of December 31, 2016, the Company had an outstanding payable of $26 to Oceanbulk Maritime and its affiliates.

e)
Oaktree Shareholder Agreement: On July 11, 2014, the Company and Oaktree Dry Bulk Holding LLC (including affiliated funds, “Oaktree”), one of the Company’s major shareholders, entered into a shareholders agreement (the “Oaktree Shareholders Agreement”). Under the Oaktree Shareholders Agreement, Oaktree has the right to nominate four of the Company’s nine directors so long as it beneficially owns 40% or more of the Company’s outstanding voting securities. The number of directors able to be designated by Oaktree is reduced to three directors if Oaktree beneficially owns 25% or more but less than 40% of the Company’s outstanding voting securities, to two directors if Oaktree beneficially owns 15% or more but less than 25%, and to one director if Oaktree beneficially owns 5% or more but less than 15%. Oaktree’s designation rights terminate if it beneficially owns less than 5% of the Company’s outstanding voting securities.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

3.	Transactions with Related Parties - (continued):

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

f)
Excel Transactions: On August 19, 2014, the Company entered into definitive agreements with Excel Maritime Carriers Ltd. (“Excel”) to acquire 34 operating dry bulk vessels ( the “Excel Vessels”). As part of this transaction, the Company entered into a $231,000 secured bridge loan facility (the “Excel Vessel Bridge Facility”) provided to the Company by Excel’s majority equity holders, which were entities affiliated with Oaktree and entities affiliated with Angelo, Gordon & Co.  (“Angelo, Gordon”). The principal shareholders of Excel were Oaktree and Angelo Gordon Due to Oaktree’s relationship with the Company and the relationship of Oaktree to Excel, the Company concluded that the Excel Transactions, including the acquisition of the Excel Vessels and the conclusion of the Excel Vessel Bridge Facility, should be treated as related party transactions for purposes of its financial statements presentation and disclosure. The Excel Vessel Bridge Facility was fully repaid in January 2015. Interest expense incurred for the year ended December 31, 2015, was $220.

g)
Management agreement with Maryville Maritime Inc.: Three of the Excel Vessels (Star Martha, Star Pauline and Star Despoina, which were acquired with attached time charters, were managed by Maryville Maritime Inc. (“Maryville”), a subsidiary of Excel from the date of their delivery to the Company up to the expiration of their attached time charters. As described in Note 3(f) above, due to Oaktree’s relationship with Excel, the Company concluded that the management agreement with Maryville should be treated as a related party transaction for purposes of its financial statements presentation and disclosure. Maryville managed two of the vessels until August 2015 and one until November 2015, when each of their existing time charters expired. The Company paid Maryville a monthly fee of $17.5 per vessel. Total management fee expense to Maryville for the year ended December 31, 2015 was $451 and is included in “Management fees” in the relevant accompanying consolidated statement of operations.

h)
Sydelle profit sharing agreement: In April 2017, Sydelle Marine Limited (“Sydelle”), a company controlled by members of the family of Mr. Petros Pappas, entered into a pooling agreement (the “Sydelle Agreement”) with the Company’s fully owned subsidiary Domus Shipping LLC, owner of the vessel Star Ariadne, whereby the net revenues of Star Ariadne and the vessel owned by Sydelle, will be equally split between the two companies. Pursuant to the Sydelle Agreement, the pool adjustment for the year ended December 31, 2017 was ($329), which is recorded in “Voyage revenues” in the relevant accompanying consolidated statement of operations. As of December 31, 2017, the Company had an outstanding receivable amount of $44 in connection with the Sydelle Agreement.

i)
StarOcean Manning Philippines Inc.: The Company has 25% ownership interest in Starocean Manning Philippines, Inc. (“Starocean”), a company that is incorporated and registered with the Philippine Securities and Exchange Commission, which provides crewing agency services. The remaining 75% interest is held by local entrepreneurs. This investment is accounted for as an equity method investment which as of December 31, 2017 stands at $21 and is included in “Other Current Assets” in the relevant accompanying consolidated balance sheet. As of December 31, 2017 the Company has an outstanding receivable of $80 from Starocean relating to advances paid for working capital purposes.

4.	Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2016	December 31, 2017
Lubricants	$6,629	$7,604
Bunkers	7,905	11,741
Total	$14,534	$19,345

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

5.	Vessels and other fixed assets, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2016	December 31, 2017
Cost
Vessels	$2,037,737	$2,184,841
Other fixed assets	1,898	2,015
Total cost	2,039,635	2,186,856
Accumulated depreciation	(332,426)	(411,775)
Vessels and other fixed assets, net	$1,707,209	$1,775,081

Vessels acquired / disposed during the year ended December 31, 2015

Delivery of newbuilding vessels:

(i)
On January 8, 2015, the Company took delivery of the vessel Indomitable (ex-HN 5016), for which it had previously made a payment of $34,942 in December 2014. To partially finance the delivery installment of the Indomitable, the Company drew down $32,480 under a facility with BNP Paribas (the “BNP $32,480 Facility”. The Company agreed to sell this vessel in December 2015. The vessel was delivered to its purchasers in April 2016 and the BNP $32,480 Facility was fully repaid.

(ii)
On February 27, 2015, the Company took delivery of the vessels Honey Badger (ex-HN 164) and Wolverine (ex-HN 165), for which the Company paid delivery installments of $19,422 each. On March 13, 2015, the Company drew down $38,162 for the financing of both the Honey Badger and the Wolverine under the Sinosure Facility (Note 8).

(iii)
On March 25, March 31, April 7, and June 26, 2015, the Company took delivery of the Ultramax vessels Idee Fixe (ex-HN 1063), Roberta (ex-HN 1061), Laura (ex-HN 1062) and Kaley (ex-HN1064), respectively, which are all subject to separate bareboat charter agreements with Jiangsu Yangzijiang Shipbuilding Co. Ltd. (“New Yangzijiang”). As further described below, the Company accounts for these bareboat charter agreements as capital leases.

(iv)
On April 2, 2015, the Company took delivery of the Newcastlemax vessel Gargantua (ex-HN 166). On July 15, 2015, the Company took delivery of the Newcastlemax vessels Goliath (ex-HN 167) and Maharaj (ex-HN 184). The delivery installments of $113,046 in aggregate for the respective vessels, were partially financed by $93,000 drawn down under the DNB-SEB-CEXIM $227,500 Facility (Note 8).

(v)
On May 27, 2015, the Company took delivery of the Capesize vessel Deep Blue (ex-HN 5017). The delivery installment of $34,982 was partially financed by $28,680 drawn under a facility with DVB Bank SE (the “DVB $31,000 Deep Blue Facility”). The Company agreed to sell this vessel in late 2015. The vessel was delivered to its purchasers in March 2016 and the DVB $31,000 Deep Blue Facility was fully repaid.

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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

5.	Vessels and other fixed assets, net - (continued):

Acquisition of secondhand vessels:

During the year ended December 31, 2015, the remaining six of the Excel Vessels (Star Nina (ex-Iron Kalypso), Star Nicole (ex-Elinakos), Star Claudia (ex-Happyday), Star Monisha (ex-Iron Beauty), Rodon and Star Jennifer (ex-Ore Hansa) were delivered to the Company in exchange for 851,577 common shares and $39,475 in cash, completing the acquisitions of 34 vessels from Excel as further described in Note 3 above.

Sale of vessels:

During 2015, the Company entered into various separate agreements with third parties to sell 15 of the Company’s vessels (Star Big, Star Mega, Maiden Voyage, Star Natalie, Star Tatianna, Star Christianna, Star Monika, Star Julia, Star Nicole, Rodon, Star Claudia, Indomitable, Magnum Opus, Tsu Ebisu and Deep Blue). Of these vessels, 11 were delivered to their purchasers in 2015, while the remaining four (Indomitable, Magnum Opus, Tsu Ebisu and Deep Blue) were delivered to their purchasers in 2016. In addition, in late December 2014 the Company had agreed to sell the vessel Star Kim, which was delivered to its owner in early 2015. As part of these sales (other than the sale of the vessel Maiden Voyage which is separately described below), the Company recognized a net loss on sale of $20,585, which is separately reflected in the accompanying consolidated statement of operations for the year ended December 31, 2015.

On May 28, 2015, the Company entered into an agreement with a third party to sell the vessel Maiden Voyage. As part of this transaction, the vessel (currently named Astakos) was leased back to the Company under a time charter for two years. The vessel was delivered to its new owner on September 15, 2015 and the Company became the charterer of the vessel on the same date. The lease back did not meet the lease classification test for a capital lease and is accounted for as operating lease. Pursuant to the applicable accounting guidance for sale and lease back transactions, the net gain from the sale of Maiden Voyage of $148 was deferred and was amortized in straight line over the lease term. The lease of this vessel ended on August 19, 2017, and the vessel was delivered back to its owners. The net book value of this deferred gain as of December 31, 2016 and 2017 was $51 and $nil, respectively and is reflected within “Other non-current liabilities” in the accompanying consolidated balance sheets, while amortization of this deferred gain for the years ended December 31, 2015, 2016 and 2017 was $22, $75 and $52, respectively and is included within “Charter-In Hire expenses” in the accompanying consolidated statement of operations.

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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

5.	Vessels and other fixed assets, net - (continued):

Sale of operating vessels and newbuilding vessels upon their delivery from the shipyards in 2016:

As described above, in late 2015, the Company entered into various separate agreements with third parties to sell four of its operating vessels (Indomitable, Magnum Opus, Tsu Ebisu and Deep Blue) and five of its newbuilding vessels (Behemoth, Bruno Marks, Jenmark, Star Aries and Star Taurus) upon their delivery from the shipyards. In addition, in 2016, the Company entered into various separate agreements with third parties to sell the operating vessels Obelix, Star Michele, Star Monisha, Star Aline and Star Despoina and the newbuilding vessel Megalodon (ex-HN 5056) upon its delivery from the shipyard. All these vessels were delivered to their purchasers during the year ended December 31, 2016, and the Company recognized an aggregate net loss on sale of $15,248.

In connection with the sale of the vessels Tsu Ebisu, Deep Blue, Magnum Opus, Obelix, Indomitable, Star Michele, Star Monisha, Star Aline and Star Despoina described above, during the year ended December 31, 2016 the Company prepaid an aggregate amount of $130,062 under the Deutsche Bank $85,000 Facility, the HSBC $20,000 Dioriga Facility, the DVB $31,000 Facility, the ABN $87,458 Facility, the Commerzbank $120,000 Facility, the BNP $32,480 Facility, the DNB $120.0 million Facility, the Heron Vessels Facility and the Citi Facility (Note 8).

Vessels acquired / disposed of during the year ended December 31, 2017

Delivery of newbuilding and secondhand vessels:

(i)
On March 1, 2017 and March 28, 2017, the Company took delivery of the Newcastlemax vessel Star Virgo (ex-HN 1371) and Star Ariadne (ex-HN 1360), respectively , which, as further described below, are financed under bareboat charters from CSSC, which is accounted for as a capital leases.

(ii)
On March 2, 2017, the Company entered into agreements to acquire two modern Kamsarmax dry bulk vessels from a third party for $15,150 each. Each of the vessels has a carrying capacity of 81,711 deadweight tons and was built with high specifications at Jiangsu New Yangzijiang in 2013. Star Charis was delivered to the Company on March 22, 2017, and Star Suzanna was delivered to the Company on May 15, 2017. On June 23, 2017, the Company executed a new loan agreement with ABN AMRO Bank N.V. for an aggregate principal amount of $30,844, $16,000 of which was drawn in June 2017, in order to partially finance the two vessels (Note 8).

(iii)
On June 2, 2017, the Company entered into an agreement to acquire Diva, a Supramax vessel with carrying capacity of 56,582 deadweight tons, built at Jiangsu Hantong Ship Heavy Industry co Ltd China in 2011, for a purchase price of $10,500. The vessel was delivered to the Company on July 24, 2017 and replaced the sold vessel Star Eleonora, as a pledged vessel under the DNB $120,000 Facility (Note 8).

(iv)
On October 25, 2017, the Company entered into an agreement to acquire Star Triumph, a Capesize vessel with carrying capacity of 176,343 deadweight tons, built at Universal Shipbuilding Shipyard, Japan in 2004, for a purchase price of $14,200. The vessel was delivered to the Company on December 8, 2017 and replaced the sold vessel Star Vanessa, as a pledged vessel under the Deutsche Bank AG $39,000 Facility (Note 8).

Sale of vessels:

On February 9, 2017, the Company entered into an agreement with a third party to sell the vessel Star Eleonora. The vessel was delivered to its new owner in March 2017. In addition, on September 15, 2017, the Company entered into an agreement with a third party to sell the vessel Star Vanessa. The vessel was delivered to its new owners on November 1, 2017. In connection with these sales, the Company recognized an aggregate net gain on sale of $2,598.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

5.	Vessels and other fixed assets, net - (continued):

Capital leases:

In 2013, the Company entered into separate bareboat charter party contracts with affiliates of New Yangzijiang shipyards for the construction of the Ultramax vessels Idee Fixe (ex-HN 1063), Roberta (ex-HN 1061), Laura (ex-HN 1062) and Kaley (ex-HN1064). The vessels were constructed pursuant to four shipbuilding contracts entered into between four pairings of affiliates of New Yangzijiang. Each pair had one shipyard party (each, a “New YJ Builder”) and one ship-owning entity (each a “New YJ Owner”). Delivery of each vessel to the Company was deemed to occur upon delivery of the vessel to the New YJ Owner from the corresponding New YJ Builder. Pursuant to the terms of the bareboat charter, the Company was required to pay upfront fees, corresponding to the pre-delivery installments to the shipyard. An amount of $20,680 for the construction cost of each vessel, corresponding to the delivery installment to the shipyard, is financed by the relevant New YJ Owner, to whom the Company pays a pre-agreed daily bareboat charter hire rate on a 30-days advance basis. Following each vessel’s delivery, the Company has monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices. On the eighth anniversary of the delivery of each vessel, the Company has the obligation to purchase the vessel at a purchase price of $6,000. Upon the earlier of the exercise of the purchase options or the expiration of the bareboat charters, the Company will own the four vessels. As further described above, the Company took delivery of these four vessels during the year ended December 31, 2015

In 2013, the Company entered into separate bareboat charter party contracts with CSSC for the construction of the Newcastlemax vessels Star Marisa (ex-HN 1359), Star Ariadne (ex-HN 1360) and the HN 1361 (tbn Star Magnanimus). Each pair has one shipyard party and one ship-owning entity. Delivery of each vessel to the Company is deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder. Pursuant to the terms of the bareboat charter, the Company is required to pay upfront fees, corresponding to the pre-delivery installments to the shipyard. An amount ranging from $39,968 to $43,152 for the construction cost of each vessel, corresponding to the delivery installment to the shipyard, which is financed by the relevant SWS Owner, to whom the Company is required to pay a daily bareboat charter hire rate payable monthly plus a variable amount. After each vessel’s delivery, the Company has monthly purchase options to acquire the vessel at pre-determined, amortizing-during-the-charter-period prices. On the tenth anniversary of the delivery of each vessel, the Company has the obligation to purchase the vessel at a purchase price ranging from approximately $11,990 to $12,946. Upon the earlier of the exercise of the purchase options or the expiration of the bareboat charters, the Company will own the three vessels. As further described above, the Company took delivery of the Star Marisa (ex-HN 1359) during the year ended December 31, 2016, Star Ariadne (ex-HN 1360) during the year ended December 31, 2017, while HN 1361 (tbn Star Magnanimus) is expected to be delivered in April 2018.

On February 17, 2014, the Company entered into separate bareboat charter party contracts with CSSC (Hong Kong) Shipping Company Limited, or CSSC, an affiliate of Shanghai Waigaoqiao Shipbuilding Co., Ltd. (“SWS”), a Chinese shipyard, to bareboat charter for ten years, two fuel efficient newbuilding Newcastlemax dry bulk vessels, the “CSSC Vessels”, each with a cargo carrying capacity of 208,000 dwt. The vessels were constructed pursuant to shipbuilding contracts entered into between two pairings of affiliates of SWS. Each pair had one shipyard party (each, an “SWS Builder”) and one ship-owning entity (each an “SWS Owner”). Delivery to the Company of each vessel was deemed to occur upon delivery of the vessel to the SWS Owner from the corresponding SWS Builder. Pursuant to the terms of the bareboat charters, the Company was required to pay upfront fees, corresponding to the pre-delivery installments to the shipyard. An amount of approximately $43,200 and $40,000, respectively, for the construction cost of each vessel, corresponding to the delivery installment to the shipyard, was financed by the relevant SWS Owner, to whom the Company pays a daily bareboat charter hire rate payable monthly plus a variable amount. Under the terms of the bareboat charters, the Company has the option to purchase the CSSC Vessels at any time after each vessel’s delivery, such option being exercisable on a monthly basis against pre-determined, amortizing-during-the-charter-period prices whilst it has a respective obligation of purchasing the vessels at the expiration of the bareboat term at a purchase price of approximately $12,960 and $11,990, respectively. Upon the earlier of the exercise of the purchase options or the expiration of the bareboat charters, the Company will own the CSSC Vessels. As further described above, the Company took delivery of the Star Libra (ex-HN 1372) during the year ended December 31, 2016, while the HN 1371 (tbn Star Virgo) was delivered in March 2017.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

5.	Vessels and other fixed assets, net - (continued):

Based on applicable accounting guidance, the Company determined that the bareboat charters described above should be classified as capital leases. As a result, in accordance with the applicable capital lease accounting guidance, with respect to the vessels already delivered, the Company recorded a financial liability and a financial asset equal to the lower of the fair value of the asset at the inception of the lease and the present value of the minimum lease payments at the beginning of the lease term. The net book value of these vessels (which includes the upfront fees paid by the Company until the delivery of the vessel, net of accumulated depreciation) as of December 31, 2016 and 2017 is reflected within “Vessels and other fixed assets, net” in the accompanying consolidated balance sheet. The amortization of these leased assets is included within “Depreciation expense” in the accompanying consolidated statement of operations. The interest expense on the financial liability related to these capital leases for the years December 31, 2015, 2016 and 2017 was $3,088, $7,477 and $12,590, respectively, and is included within “Interest and finance costs” in the accompanying consolidated statement of operations. As of December 31, 2016 and 2017 the net book value of the vessels was $228,679 and $325,301, respectively, with accumulated amortization of $10,144 and $21,264, respectively.

Following the execution of the Restructuring Letter Agreements entered in August 2016 between the Company and its lenders and export credit agencies described in Note 8, during the fourth quarter of 2016 the Company entered into a Restructuring Letter Agreement with one of our existing lease providers to defer a portion of the principal repayments included in the hire amounts that were scheduled for payment between 1 October 2016 and 30 June 2018 under all the lease agreements with the respective lease provider. The deferred hire amounts will be amortized on a monthly basis in the remaining charter period, unless otherwise prepaid as part of a cash sweep mechanism which has been implemented on a consolidated level, as described in detail in Note 8.

The payments required to be made after December 31, 2017, for the outstanding capital lease obligations as of December 31, 2017, taking effect of the deferral of the hire agreed with CSSC described above, are as follows:

Twelve month periods ending	Amount
December 31, 2018	$28,901
December 31, 2019	31,836
December 31, 2020	32,742
December 31, 2021	32,552
December 31, 2022	32,118
December 31, 2023 and thereafter	146,707
Total capital lease minimum payments	$304,856
Unamortized debt issuance costs	35
Total lease commitments, net	$304,821
Excluding bareboat interest	74,732
Lease commitments – current portion	15,348
Lease commitments – non-current portion	214,741

Impairment Analysis

As a result of the decline in charter rates and vessel values during the previous years and since market expectations for future rates were low and vessel values were unlikely to increase to the high levels of 2008, the Company reviewed the recoverability of the carrying amount of its vessels in 2015, 2016 and 2017.

As part of the sales agreed in 2015 and early 2016, as described above and the reassignment of the leases of two newbuilding vessels back to the vessels; owner (Note 6), the Company recognized an impairment loss in 2015 of $219,400. In addition, in light of the continued economic downturn and the prevailing conditions in the shipping industry, as of December 31, 2015, the Company performed an impairment analysis for each of its operating vessels and newbuildings whose carrying value was above its market value.

Based on the Company’s impairment analysis framework described in Note 2(n), taking also into consideration the probability of vessel sales, the future undiscounted projected net operating cash flows for certain of its operating and newbuilding vessels over their operating life were below their carrying value and therefore the Company recognized an additional impairment loss of $102,578 for the year ended December 31, 2015. The total impairment charge of $321,978, for the year ended December 31, 2015 is separately reflected in the accompanying consolidated statement of operations (Note 18).

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

5.	Vessels and other fixed assets, net - (continued):

In connection with the termination of two shipbuilding contracts (Note 6) and the sale of two operating vessels and by reference to their agreed sale prices less costs to sell (Level 2), the Company recognized during the year ended December 31, 2016, an impairment loss of $18,537. In addition, based on the Company’s impairment analysis, using the same framework that was used in the previous years, which is described in Note 2(n) and taking also into consideration the probability of vessel sales, the Company recognized an additional impairment loss of $10,684. The total impairment charge of $29,221, for the year ended December 31, 2016 is separately reflected in the accompanying consolidated statement of operations (Note 18).

The Company’s annual impairment analysis for the year ended December 31, 2017 did not result in any impairment charges due to improvements in the dry bulk market.

6.	Advances for vessels under construction and acquisition of vessels:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2016	December 31, 2017

Pre-delivery yard installments and Fair value adjustment	$32,602	$30,402
Bareboat capital leases – upfront hire & handling fees	25,272	10,460
Capitalized interest and finance costs	4,966	4,753
Other capitalized costs	1,730	2,959
Total	$64,570	$48,574

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

As summarized in the relevant table of Note 1, as of December 31, 2017, the Company was party to three newbuilding contracts or lease arrangements for the construction of three Newcastlemax drybulk carriers.

In order to finance the delivery installment of vessel HN 1342 (Star Eleni), on December 13, 2017, the Company sold the vessel and simultaneously entered into a bareboat charter party contract with CSSC (Hong Kong) Shipping Company Limited, or CSSC, an affiliate of Shanghai Waigaoqiao Shipbuilding Co., Ltd. (“SWS”), a Chinese shipyard, to bareboat charter the vessel for ten years. Pursuant to the terms of the bareboat charter, an amount of $30,000, for the construction cost of the vessel, corresponding to the delivery installment to the shipyard, was financed by CSSC, to whom the Company pays a daily bareboat charter hire rate payable monthly plus a variable amount. The difference between the sale price of the vessel and the finance amount of $30,000 was considered to be upfront hire and was agreed to be set-off against part of the sale price. Under the terms of the bareboat charter, the Company has the option to purchase the vessel at any time after vessel’s delivery, such option being exercisable on a monthly basis against pre-determined, amortizing-during-the-charter-period prices whilst it has a respective obligation of purchasing the vessels at the expiration of the bareboat term at a purchase price of approximately $9,000. Upon the earlier of the exercise of the purchase option or the expiration of the bareboat charter, the Company will own the vessel. As further described above, the Company took delivery of the HN 1342 (Star Eleni) on January 3, 2018 (Note 19).

As of December 31, 2017, the total aggregate remaining contracted price for these three newbuilding vessels plus agreed extras was $103,492, all of which are payable during the next twelve months ending December 31, 2018. An amount of $69,984 in aggregate, for HN 1361 (tbn Star Magnanimus) and HN 1342 (tbn Star Eleni), will be financed through bareboat capital lease arrangement, as described above in Note 5, the commitments of which are reflected in Note 16.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

6.	Advances for vessels under construction and acquisition of vessels - (continued):

In addition, as of December 31, 2017, the Company is entitled to receive a refund of $1,604 from the shipyards which is separately reflected in the accompanying relevant consolidated balance sheet under “Other current assets”.

7.	Fair value of Above Market Acquired Time Charters:

In the second quarter of 2015, the Company entered into an agreement with a third party to sell the vessel Star Big. In view of its planned sale, its attached above market time charter acquired with vessel’s acquisition in 2011 was terminated earlier, and the unamortized balance of $2,114, at June 30, 2015, was written-off. Such amount is reflected under “Loss on time charter agreement termination” in the accompanying consolidated statement of operations for the year ended December 31, 2015.

As part of the merger with Oceanbulk Shipping LLC (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC (collectively, “Oceanbulk”) in July 2014 (the “Merger”), a $1,967 intangible asset was recognized corresponding to a fair value adjustment for two favorable time charters under which Oceanbulk was the lessor at the time of acquisition, with respect to vessels Amami and Madredeus.

In addition, for three Excel Vessels Star Martha (ex Christine), Star Pauline (ex Sandra) and Star Despoina (ex Lowlands Beilun), which were transferred to the Company subject to existing charters, the Company recognized an asset of $8,076, since it determined that the respective charters were favorable comparing to the existing charter rates.

For the years ended December 31, 2015 and 2016, the amortization of fair value of the above market acquired time charters were $9,540 and $254, respectively, and is included under “Voyage revenues” in the accompanying consolidated statements of operations. The accumulated amortization of these above market time charters as of December 31, 2016 was $30,994. These assets had been fully amortized by December 31, 2016.

8.	Long-term debt:

Following the execution of the Restructuring Letter Agreements in August 2016 and the related supplemental agreements (the “Supplemental Agreements”), as described below, the Company agreed with all of its lenders to, among others things, defer principal payments owed from June 1, 2016 through June 30, 2018 (the “Deferred Amounts”) to the due date of the balloon installments of each facility. As a consequence no principal payments were required to be made within the twelve months from the year ended December 31, 2016 and therefore no current portion of long term debt was outstanding as of December 31, 2016.

On December 28, 2017 the Company announced that in light of its improved performance and the dry bulk market in general, it is planning to make debt principal repayments that are in total at least equivalent to the amortization payments scheduled prior to the commencement of debt amortization holidays for the first and second quarter 2018, starting from January 1st 2018, under the “cash sweep” mechanism incorporated in its loan agreements as further discussed below. As a consequence, the current portion of long term debt outstanding as of December 31, 2017, as presented in the accompanying balance sheet, has been adjusted accordingly.

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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.	Long-term debt - (continued):

b)	Commerzbank $26,000 Facility:

On September 3, 2010, the Company entered into a loan agreement with Commerzbank AG for up to $26,000 in order to partially finance the acquisition cost of the vessel, Star Aurora (the “Commerzbank $26,000 Facility”). The Commerzbank $26,000 Facility was secured by a first priority mortgage over the financed vessel.

Supplemental Agreement - Commerzbank $120,000 and $26,000 Facilities

On December 17, 2012, the Company executed a commitment letter with Commerzbank to amend the Commerzbank $120,000 Facility and the Commerzbank $26,000 Facility. The definitive documentation for the supplemental agreement (the “Commerzbank Supplemental”) was signed on July 1, 2013. Pursuant to the Commerzbank Supplemental, the Company paid Commerzbank a flat fee of 0.40% of the combined outstanding loans under the two facilities and agreed, subject to certain conditions, to (i) amend some of the covenants governing the two facilities, (ii) prepay $2,000, pro rata against the balloon payments of each facility, (iii) raise $30,000 in equity (which condition was satisfied after the completion of the Company’s rights offering in July 2013 (Note 9)) and (iv) increase the loan margins. In addition, Commerzbank agreed to defer 60% and 50% of the quarterly installments for the years ended December 31, 2013 and 2014 (the “2013 Deferred Amounts”), to the balloon payments or to a payment in accordance with a semi-annual cash sweep mechanism; under which all earnings of the mortgaged vessels after operating expenses, dry docking provision, general and administrative expenses and debt service, if any, will be used as repayment of the 2013 Deferred Amounts. The Company was not permitted to pay any dividends as long as 2013 Deferred Amounts are outstanding and/or until original terms are complied with.

On March 30, 2015, the Company and Commerzbank AG signed a second supplemental agreement (the “Commerzbank Second Supplemental”). Under the Commerzbank Second Supplemental, the Company agreed to (i) prepay $3,000, (ii) amend some of the covenants governing this facility, and (iii) change the repayment date for the Commerzbank $26,000 Facility from September 7, 2016 to July 31, 2015. The Company fully repaid the Commerzbank $26,000 Facility in June 2015, and the vessels Star Aurora and Star Zeta were released from the vessel mortgage.

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

Please see below for information regarding the related Supplemental Agreement executed pursuant to the Restructuring Letter Agreements.

On January 8, 2018, the Company received a committed term sheet from a major commercial banking institution for the refinancing of the outstanding balance of the loan agreement with Commerzbank. The completion of the transaction is subject to customary definitive documentation, and the refinancing is expected to take place in April 2018 (Note 19). The current and non-current portion of long-term debt has been accordingly adjusted.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.	Long-term debt - (continued):

c)	Credit Agricole $70,000 Facility:

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

Please see below for information regarding the related Supplemental Agreement executed pursuant to the Restructuring Letter Agreements.

d)	HSH Nordbank AG $64,500 Facility:

On October 3, 2011, the Company entered into a $64,500 secured term loan agreement (the “HSH Nordbank $64,500 Facility”) with HSH Nordbank AG (“HSH Nordbank”) to repay, together with cash on hand, certain existing debt. The borrowers under the HSH Nordbank $64,500 Facility are the vessel-owning subsidiaries that own the vessels Star Cosmo, Star Kappa, Star Sigma, Star Omicron and Star Ypsilon, and Star Bulk Carriers Corp. is the guarantor. The HSH $64,500 Facility is secured by a first priority mortgage over the financed vessels and consists of two tranches. The first tranche of $48,500 (the “Supramax Tranche”) is repayable in 20 quarterly consecutive installments of $1,250 commencing in January 2012 and a final balloon payment of $23,500 payable at the maturity, in September, 2016. The second tranche of $16,000 (the “Capesize Tranche”) was repayable in 12 consecutive, quarterly installments of $1,333, commencing in January 2012 and matured in September 2014.

d)	HSH Nordbank AG $64,500 Facility – (continued):

On July 17, 2013, the Company and HSH Nordbank signed a supplemental agreement (the “HSH Nordbank $64,500 Supplemental”). Under the HSH Nordbank $64,500 Supplemental, the Company agreed, subject to certain conditions, to (i) amend some of the covenants governing this facility until December 31, 2014, (ii) defer a minimum of approximately $3,500 payments from January 1, 2013 until December 31, 2014, (iii) prepay $6,590 with pledged cash already held by HSH Nordbank, (iv) raise $20,000 in equity (which condition was satisfied after the completion of the Company’s rights offering in July 2013, (Note 9), (v) increase the loan margins from January 1, 2013 until December 31, 2014, (vi) include a semi-annual cash sweep mechanism, under which all earnings of the mortgaged vessels after operating expenses, dry docking provision, general and administrative expenses and debt service, if any, are to be used as prepayment to the balloon payment of the Supramax Tranche, and (vii) not pay any dividends until December 31, 2014 or later in case of a covenant breach. When the Company sold the vessel Star Sigma in April 2013, the HSH Nordbank $64,500 Supplemental also required the Company to use the proceeds from the sale to fully prepay the balance of the Capesize Tranche and use the remaining vessel sale proceeds to prepay a portion of the Supramax Tranche. As a result, the next seven scheduled quarterly installments commencing in April 2013 were reduced pro rata according to the prepayment from $813 to $224.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.	Long-term debt - (continued):

On June 29, 2015, the Company and HSH Nordbank signed a supplemental agreement to amend certain covenants governing this facility until December 31, 2016.

In September 2016, the Company and HSH Nordbank signed a supplemental agreement to add the vessel Star Zeta as additional collateral.

As part of the Restructuring described below, the Company and HSH agreed to extend the maturity of this loan from September 2016 to August 2018.

Please see below for information regarding the related Supplemental Agreement executed pursuant to the Restructuring Letter Agreements.

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

Please see below for information regarding the related Supplemental Agreement executed pursuant to the Restructuring Letter Agreements.

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

Please see below for information regarding the related Supplemental Agreement executed pursuant to the Restructuring Letter Agreements.

On December 8, 2017 the Company took delivery of the vessel Star Triumph (Note 5) which replaced the sold vessel Star Vanessa as a pledged vessel under the Deutsche Bank AG $39,000 Facility.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.	Long-term debt - (continued):

g)	ABN $87,458 Facility

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

Please see below for information regarding the related Supplemental Agreement executed pursuant to the Restructuring Letter Agreements.

On February 13, 2018, the Company received a committed term sheet from ABN AMRO N.V for the refinancing of the balloon installments of ABN AMRO $87,458 million Facility. The completion of the transaction is subject to customary definitive documentation, and the refinancing is expected to take place in December 2018 (Note 19). The current and non-current portion of long-term debt has been accordingly adjusted.

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

Please see below for information regarding the related Supplemental Agreement executed pursuant to the Restructuring Letter Agreements.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.	Long-term debt - (continued):

i)	HSBC $86,600 Facility

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

Please see below for information regarding the related Supplemental Agreement executed pursuant to the Restructuring Letter Agreements.

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

Please see below for information regarding the related Supplemental Agreement executed pursuant to the Restructuring Letter Agreements.

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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.	Long-term debt - (continued):

Please see below for information regarding the related Supplemental Agreement executed pursuant to the Restructuring Letter Agreements.

l)	Sinosure Facility:

On December 22, 2014, the Company executed a binding term sheet with Deutsche Bank (China) Co., Ltd. Beijing Branch and HSBC Bank plc (the “Sinosure Facility”) for the financing of an aggregate amount of up to $156,453 to partially finance the construction cost of eight newbuilding vessels, Honey Badger (ex–HN NE 164), Wolverine (ex-HN NE 165), Star Antares (ex-HN NE 196), Star Lutas (ex-HN NE 197), Kennadi (ex-HN 1080), Mackenzie (ex-HN 1081), and two other newbuilding vessels for which the construction contracts were subsequently terminated and the corresponding available tranches were cancelled (the “Sinosure Financed Vessels”). The financing under the Sinosure Facility was available in eight separate tranches, one for each Sinosure Financed Vessel, and is credit insured (95%) by China Export & Credit Insurance Corporation. The final loan documentation for the Sinosure Facility was signed on February 11, 2015. Each tranche, which is documented by a separate credit agreement, matures twelve years after each drawdown date and is repayable in 48 equal and consecutive quarterly installments. The Sinosure Facility is secured by a first priority cross collateralized mortgage over the Sinosure Financed Vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp. The vessels Honey Badger and Wolverine were delivered to the Company in February 2015. The vessel Star Antares was delivered to the Company in October 2015. The vessels Star Lutas and Kennadi were delivered to the Company in early January 2016 and the vessel Mackenzie was delivered to the Company in March 2016 (Note 5).`

On September 2, 2015, the Company signed a supplemental letter agreement with Deutsche Bank (China) Co., Ltd. Beijing Branch and HSBC Bank plc to amend certain covenants governing the existing credit agreements from June 26, 2015 until December 31, 2016.

Please see below for information regarding the related Supplemental Agreement executed pursuant to the Restructuring Letter Agreements.

m)	Citi Facility:

On December 22, 2014, the Company entered into a credit facility with Citibank, N.A., London Branch (the “Citi Facility”) to provide financing up to $100,000, in lieu of the Excel Vessel Bridge Facility, in connection with the acquisition of vessels Star Pauline, Star Despoina, Star Angie, Star Sophia, Star Georgia, Star Kamila and Star Nina, which are seven of the Excel Vessels the Company has acquired (the “Citi Financed Excel Vessels”). The first tranche of $51,477.5 was drawn on December 23, 2014, and the second tranche of $42,627.5 was drawn on January 21, 2015. The Company used amounts drawn under the Citi Facility to repay portion of the Excel Vessel Bridge Facility in respect of those Citi Financed Excel Vessels. The Citi Facility matures on December 30, 2019. The Citi Facility is repayable in 20 equal, consecutive, quarterly principal payments of $3,388, with the first installment due on March 30, 2015 and a balloon installment of $26,349 payable simultaneously with the 20th quarterly installment. The Citi Facility is secured by a first priority mortgage over the Citi Financed Excel Vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

On June 30, 2015, the Company signed a supplemental Agreement with Citibank, N.A., London Branch to amend certain covenants governing this agreement until December 31, 2016.

In December 2016, the tranche relating to the vessel Star Despoina was fully repaid, following the sale of the vessel (Note 5).

Please see below for information regarding the related Supplemental Agreement executed pursuant to the Restructuring Letter Agreements.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.	Long-term debt - (continued):

n)	Heron Vessels Facility:

In November 2014, the Company entered into a secured term loan agreement with CiT Finance LLC (the “Heron Vessels Facility”), in the amount of $25,311, in order to partially finance the acquisition cost of Star Gwyneth and Star Angelina (the “Heron Vessels”). The drawdown of the financed amount incurred in December 2014, when the Company took delivery of the Heron Vessels. The facility matures on June 30, 2019, and is repayable in 19 equal consecutive, quarterly principal payments of $744.4 (with the first becoming due and payable on December 31, 2014), and a balloon installment payable at maturity equal to the then outstanding amount of the loan. The facility is secured by a first priority mortgage over the financed vessels and general and specific assignments and is guaranteed by Star Bulk Carrier Corp.

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

Please see below for information regarding the related Supplemental Agreement executed pursuant to the Restructuring Letter Agreements.

In July 2017, the Company refinanced the Heron Vessels Facility with Tranche B of the ABN Amro Bank N.V. $30,844 Facility described below.

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

Please see below for information regarding the related Supplemental Agreement executed pursuant to the Restructuring Letter Agreements.

On July 24, 2017 the Company took delivery of the second-hand Supramax vessel Diva (Note 5), which replaced the sold vessel Star Eleonora as a pledged vessel under the DNB $120,000 Facility.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.	Long-term debt - (continued):

p)	DNB–SEB–CEXIM $227,500 Facility:

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

Please see below for information regarding the related Supplemental Agreement executed pursuant to the Restructuring Letter Agreements.

q)
ABN AMRO Bank N.V. $30,844 Facility: On June 23, 2017, the Company executed a loan agreement with ABN AMRO Bank N.V. for an aggregate principal amount of $30,844, available in two tranches, as follows:

i.
Tranche A, with a principal amount of $16,000, was drawn down on June 27, 2017 to partially finance the acquisition of Star Charis and Star Suzanna, (Note 5) and is secured by a first priority mortgage over the financed vessels. This tranche matures in June 2022 and is repayable in 20 quarterly installments, commencing in September 2017, the first four of which are $1,000 and the remaining 16 of which are $360, and a final balloon payment of $6,240, payable together with the last installment.

ii.
Tranche B, with a principal amount of $14,844, was drawn down on July 7, 2017 to refinance the outstanding debt under the Heron Vessels Facility, as described above. Tranche B is secured by Star Angelina and Star Gwyneth. This tranche matures in July 2022 and is repayable in 17 equal quarterly installments of $640, commencing in July 2018, and a final balloon payment of $3,964, payable together with the last installment.

r)	Redemption of the 8.00% 2019 Notes:

On November 6, 2014, the Company issued $50,000 aggregate principal amount of 8.00% Senior Notes due 2019 (the “2019 Notes”). The net proceeds were $48,425. The 2019 Notes were scheduled to mature in November 2019 and were senior, unsecured obligations of Star Bulk Carriers Corp. The 2019 Notes were not guaranteed by any of the Company’s subsidiaries.

The 2019 Notes bore interest at a rate of 8.00% per year, payable quarterly in arrears on each February 15, May 15, August 15 and November 15, commencing on February 15, 2015.

On December 11, 2017, the Company used the proceeds of the 8.30% 2022 Notes (described below) to redeem all of the 2019 Notes at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.	Long-term debt - (continued):

s)
Issuance of 8.30% 2022 Notes: On November 9, 2017 the Company completed a public offering of $50,000 aggregate principal amount of senior unsecured notes due 2022 (the “2022 Notes”). The 2022 Notes will mature on November 15, 2022. The 2022 Notes are not guaranteed by any of the Company’s subsidiaries and bear interest at a rate of 8.30% per year, payable quarterly in arrears on the 15th day of February, May, August and November commencing on February 15, 2018. The Company may redeem the  2022 Notes at its option, in whole or in part, at any time after May 15, 2019, at a redemption price equal to 100% of the principal amount of the  2022 Notes to be redeemed plus accrued and unpaid interest. Prior to May 15, 2019, the Company may redeem the  2022 Notes, in whole or in part, at a price equal to 100% of the principal amount plus a make-whole premium and accrued interest to the date of redemption. In addition, the Company may redeem the  2022 Notes in whole, but not in part, at any time at its option, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, if certain events occur involving changes in taxation.

The proceeds from the sale of the 2022 Notes were used to redeem in full the 2019 Notes in December 2017, which would otherwise mature in November 2019 as described above.

Supplemental Agreements

As of August 31, 2016, the Company entered into restructuring letter agreements (the “Restructuring Letter Agreements”) with all the banks and export credit agencies providing its senior credit facilities to, among other things, (i) defer principal payments owed from June 1, 2016 through June 30, 2018 to the due date of the balloon installments of each facility, (ii) waive in full or substantially relax the financial covenants, effective during the period until December 31, 2019 and (iii) implement a cash sweep mechanism pursuant to which excess cash at consolidated level will be applied towards the payment of Deferred Amounts, payable pro rata based on each loan facility’s and lease agreement’s (Note 5) outstanding Deferred Amounts relative to the total Deferred Amounts at the end of each quarter. In exchange, the Company agreed to raise additional equity of not less than $50.0 million by September 30, 2016 (which condition was satisfied after the completion of the Company’s equity offering in September 2016, see Note 9) and impose restrictions on paying dividends until all Deferred Amounts have been repaid (the “Restructuring”). In July 2017, the Company finalized the Restructuring through the execution of all corresponding Supplemental Agreements (the “Supplemental Agreements”). In accordance with the terms of the Supplemental Agreements, the Company distributed pro rata to all parties under the Restructuring (including the lease provider, as described in Note 5): i) in August 2017, an amount equal to 20% of the equity contribution used for the acquisition of Star Charis, Star Suzanna and Diva (described in Note 5), which amounted to $3,635, ii) in December 2017, an amount equal to 20% of the equity contribution used for the acquisition of Star Triumph and the excess cash captured by the excess cash mechanism as of September 30, 2017, which amounted to $6,133 and iii) in February 2018, the excess cash captured by the excess cash mechanism as of December 31, 2017, which amounted to $35,632 (Note 19).

Under all loan agreements, the Company is not allowed to pay dividends until all Deferred Amount have been repaid in full. Additionally, the Company may not pay dividends or distributions if an event of default has occurred and is continuing or would result from such dividend or distribution.

Credit Facility and Senior Notes Covenants:

The Company’s outstanding credit facilities and senior notes generally contain customary affirmative and negative covenants, on a subsidiary level, including limitations to:

•	pay dividends if there is an event of default under the Company’s credit facilities or the Deferred Amounts have not been repaid in full;

•	incur additional indebtedness, including the issuance of guarantees, refinance or prepay any indebtedness, unless certain conditions exist;

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.	Long-term debt - (continued):

•	create liens on Company’s assets, unless otherwise permitted under Company’s credit facilities;

•	change the flag, class or management of Company’s vessels or terminate or materially amend the management agreement relating to each vessel;

•	acquire new or sell vessels, unless certain conditions exist;

•	merge or consolidate with, or transfer all or substantially all Company’s assets to, another person; or

•	enter into a new line of business.

Furthermore, the Company’s credit facilities and senior notes contain financial covenants requiring the Company to maintain various financial ratios, including:

•	a minimum percentage of aggregate vessel value to secured loans (security cover ratio or “SCR”);

•	a maximum ratio of total liabilities to market value adjusted total assets;

•	a minimum EBITDA to interest coverage ratio;

•	a minimum liquidity; and

•	a minimum market value adjusted net worth.

As of December 31, 2016 and 2017, the Company was required to maintain minimum liquidity, not legally restricted, of $47,566 and $51,359, respectively, which is included within “Cash and cash equivalents” in the accompanying balance sheets. In addition, as of December 31, 2016 and 2017, the Company was required to maintain minimum liquidity, legally restricted, of $14,004 and $15,589, respectively, which is included within “Restricted cash” current and non-current, in the accompanying balance sheets.

As of December 31, 2017, the Company was in compliance with the applicable financial and other covenants contained in its debt agreements, including the 2022 Notes.

The weighted average interest rate (including the margin) related to the Company’s existing debt, including 2019 and 2022 Notes and capital leases as of December 31, 2015, 2016 and 2017 was 3.69%, 4.13% and 4.72%, respectively. The commitment fees incurred during the years ended December 31, 2015, 2016 and 2017, with regards to the Company’s unused credit facilities were $3,157, $472 and $6, respectively.

The principal payments required to be made after December 31, 2017, are as follows:

Twelve month periods ending	Amount
December 31, 2018	$173,958
December 31, 2019	268,745
December 31, 2020	75,665
December 31, 2021	132,152
December 31, 2022	57,880
December 31, 2023 and thereafter	47,814
Total Long term debt	$756,214
Unamortized debt issuance costs	7,119
Total Long term debt, net	$749,095
Current portion of long term debt	173,958
Long term debt, net	575,137

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.	Long-term debt - (continued):

The current portion of long term debt as of December 31, 2017, includes the following: i) the scheduled loan repayments for the twelve month period ended December 31, 2018 according to the outstanding loan agreements (as amended with Supplemental Agreements), ii) the portion of the amount of $35,632 paid in February 2018 towards the banks, as part of the excess cash mechanism as of December 31, 2017, as described above, iii) the debt principal repayments that the Company announced that it intends to make, in total at least equivalent to the amortization payments scheduled prior to commencement of debt amortization holidays, for the first and second quarter of 2018 under the cash sweep mechanism included in the Supplemental Agreements (these payments will be made following the Company’s decision to end  the amortization holiday previously agreed in the Supplemental Agreements, six months ahead of schedule.as described above) and iv) the adjustment for the refinancing of $120,000 Commerzbank facility and the ABN $87,458 Facility as described above (see also Note 19).

The 2022 Notes mature in November, 2022 and are presented in the accompanying consolidated balance sheets as of December 31, 2017 net of unamortized debt issuance costs of $2,000.

At December 31, 2017, 63 of the Company’s 71 owned vessels, having a net carrying value of $1,449,547, were subject to first-priority mortgages as collateral to its loan facilities. In addition, all eight of the Company’s bareboat chartered vessels, having a net carrying value of $325,301, were cross-collateral under the Company’s bareboat lease agreements.

All of the Company’s bank loans bear interest at LIBOR plus a margin. The amounts of “Interest and finance costs” included in the accompanying consolidated statements of operations are analyzed as follows:

	2015	2016	2017
Interest on long term debt and capital leases	$35,969	$40,449	$48,814
Less: Interest capitalized	(12,079)	(3,940)	(2,423)
Reclassification adjustments of interest rate swap loss transferred to Interest and finance costs from Other Comprehensive Income (Note 18)	2,416	1,252	852
Amortization of debt issuance costs	2,732	2,855	2,660
Other bank and finance charges	623	601	555
Interest and finance costs	$29,661	$41,217	$50,458

During the years ended December 31, 2015, 2016 and 2017, in connection with the prepayments described above following (i) the sale of mortgaged vessels, (ii) the cancellation of certain loan commitments, (iii) the termination of two newbuilding contracts as further described in Note 6 and (iv) the redemption of the 2019 Notes, as applicable, $974, $2,375 and $1,257 of unamortized debt issuance costs were written off and included under “Loss on debt extinguishment” in the accompanying consolidated statements of operations.

9.	Preferred, Common Stock and Additional paid in capital:

Preferred Stock: Star Bulk is authorized to issue up to 25,000,000 shares of preferred stock, $0.01 par value with such designations, as voting, and other rights and preferences, as determined by the Board of Directors. As of December 31, 2016 and 2017 the Company had not issued any preferred stock.

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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

9.	Preferred, Common Stock and Additional paid in capital - (continued):

5-for-1 reverse stock split: Effective as of June 20, 2016, pursuant to the June 2016 Reverse Split, the Company effected a five-for-one reverse stock split of its common shares. The reverse stock split was approved by shareholders at the Company’s Special Meeting of Shareholders held on December 21, 2015. The reverse stock split reduced the number of the Company’s common shares from 219,778,437 to 43,955,659 and affected all issued and outstanding common shares. No fractional shares were issued in connection with the reverse split. Shareholders who would otherwise have held a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share. All share and per share amounts disclosed in the accompanying financial statements give effect to this reverse stock split retroactively, for all periods presented.

On January 14, 2015, the Company completed a primary underwritten public offering of 9,800,084 of its common shares, at a price of $25.0 per share. The aggregate proceeds to the Company, net of underwriters’ commissions and offering expenses, were $242,211.

On May 18, 2015, the Company completed a primary underwritten public offering of 11,250,000 of its common shares, at a price of $16.0 per share. The aggregate proceeds to the Company, net of underwriters’ commissions and offering expenses, were $175,586.

As disclosed in Note 3 above, 34,234 common shares were issued during the year ended December 31, 2015, as consideration for the third installment payable to Oceanbulk Maritime S.A. as commission for the shipbuilding contracts of certain of the Company’s newbuilding vessels. On September 9, 2016, the Company issued 138,453 common shares representing the fourth and last installment to Oceanbulk Maritime.

As disclosed in Note 5 above, 851,577 common shares were issued during the year ended December 31, 2015, as partial consideration for the final six Excel Vessels (Star Nina, Star Nicole, Star Claudia, Star Monisha, Rodon and Star Jennifer that were delivered to the Company during that period.

On April 13, 2016, the Company issued 131,545 common shares in connection with its 2015 Equity Incentive Plan and 3,000 shares to two of the Company’s directors, which had been granted and vested on July 11, 2014 (as described in Note 12). In addition, during the fourth quarter of 2016, the Company issued 558,050 common shares in connection with its 2016 Plan.

On September 20, 2016, the Company completed a primary underwritten public offering of 11,976,745 of its common shares, at a price of $4.30 per share. The aggregate proceeds to the Company, net of underwriters’ commissions and offering expenses, were $50,278.

On February 2, 2017, the Company completed a private placement of 6,310,272 common shares, at a price of $8.154 per share. The aggregate proceeds to the Company, net of private placement agent’s fees and expenses, were $50,427. One of the Company’s significant shareholders, Oaktree and its affiliates, purchased a total of 3,244,292 of the common shares in this private placement.

During the year ended December 31, 2017 the Company issued 1,220,825 common shares to the Company’s directors and employees in connection with its equity incentive plans.

10.	Other operational gain:

For the year ended December 31, 2015, other operational gain of $592 was recognized, mainly consisting of $550 cash received from the sale of the shares of charterer Korea Line Corporation (“KLC”) acquired in connection with the rehabilitation plan approved by KLC’s creditors.

For the years ended December 31, 2016, other operational gain of $1,565, respectively, was recognized, mainly consisting of gain from hull and machinery insurance claims.

For the year ended December 31, 2017, other operational gain of $2,918 was recognized mainly consisting of an amount of $2,139, resulting from a cash settlement of a commercial dispute and gain from hull and machinery insurance claims.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

11.	Management fees:

As of January 1, 2015, the Company engaged Ship Procurement Services S.A. (“SPS”), a third party company, to provide to its fleet certain procurement services at a daily fee of $0.295 per vessel. Total management fees to SPS for the year ended December 31, 2015, 2016 and 2017, were $7,985, $7,604 and $7,543, respectively, and are included in “Management fees” in the accompanying consolidated statement of operations. In addition, Management fees for the year ended December 31, 2015 also include $451 of fees incurred pursuant to the management agreement with Maryville described in Note 3.

12.	Equity Incentive Plans:

On April 13, 2015, the Company’s Board of Directors adopted the 2015 Equity Incentive Plan (the “2015 Plan”) and reserved for issuance 280,000 common shares thereunder. The terms and conditions of the 2015 Plan are substantially similar to the terms and conditions of Company’s previous equity incentive plans. On the same date, the Company granted 135,230 restricted common shares to certain directors, former directors, officers and employees, which vested in April 13, 2016. The fair value of each restricted share was $17.75, which was determined by reference to the closing price of the Company’s common shares on the grant date.

In addition, on the same date, the Board of Directors granted share purchase options of up to 104,250 common shares to certain executive officers, at an option exercise price of $27.50 per share. These options are exercisable in whole or in part between the third and the fifth anniversary of the grant date, subject to the respective individuals remaining employed by the Company at the time the options are exercised.

The fair value of all share option awards was calculated based on the modified Black-Scholes method. A description of the significant assumptions used to estimate the fair value of the share option awards is set out below:

•	Option type: Bermudan call option

•	Grant Date: April 13, 2015

•
Expected term: Given the absence of expected dividend payments (described below), the Company expects that it is optimal for the holders of the granted options to avoid early exercise of the options. As a result, the Company assumes that the expected term of the options is their contractual term (i.e. five years from the grant date).

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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

12.	Equity Incentive Plans - (continued):

•
Risk-free rate: The Company has elected to employ the risk-free yield-to-maturity rate to match the expected term of the options (which as explained above is expected to be five years from the grant date). As of the grant date, the yield-to-maturity rate of five-year U.S. Government bonds was approximately 1.3%.

On May 9, 2016, the Company’s Board of Directors adopted the 2016 Equity Incentive Plan (the “2016 Plan”) and reserved for issuance 940,000 common shares thereunder. The terms and conditions of the 2016 Plan are substantially similar to the terms and conditions of Company’s previous equity incentive plans. On the same date, 690,000 restricted common shares were granted to certain directors, officers, employees of the Company, 650,000 of which vested in July, 2016 while the remaining 40,000 vest on March 1, 2018. The fair value of each share was $3.75, based on the closing price of the Company’s common shares on the grant date.

On September 12, 2016, the Company’s Board of Directors granted 345,000 restricted common shares to certain of its directors and officers, for their participation in the negotiations with the Company’s lenders related to the Restructuring. Out of these shares, 305,000 vested on March 30, 2017, and the remaining 40,000 vest on March 1, 2018. The fair value of each share was $4.94, based on the closing price of the Company’s common shares on the grant date.

On February 22, 2017, the Company’s Board of Directors adopted the 2017 Equity Incentive Plan (the “2017 Plan”) and reserved for issuance 950,000 common shares thereunder.  The terms and conditions of the 2017 Plan are substantially similar to the terms and conditions of the Company’s previous equity incentive plans. On the same date, 944,000 restricted common shares were granted to certain of our directors, officers and employees, of which 744,000 shares vested on August 22, 2017. The remaining 200,000 restricted common shares vest on August 22, 2018. The fair value of each share was $9.59, based on the closing price of the Company’s common shares on the grant date.

All non-vested shares and options vest according to the terms and conditions of the applicable award agreements. The grantee does not have the right to vote the non-vested shares or exercise any right as a shareholder of the non-vested shares, although the issued and non-vested shares pay dividends as declared. The dividends with respect to these shares are forfeitable. Share options have no voting or other shareholder rights. For the years ended December 31, 2015, 2016 and 2017, the Company paid no dividends on non-vested shares.

The Company expects that there will be no forfeitures of non-vested shares or options. The shares which are issued in accordance with the terms of the Company’s equity incentive plans or awards remain restricted until they vest. For the years ended December 31, 2015, 2016 and 2017, the stock based compensation cost was $2,684, $4,166 and $9,267, respectively, and is included under “General and administrative expenses” in the accompanying consolidated statement of operations.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

12.	Equity Incentive Plans - (continued):

A summary of the status of the Company’s non-vested restricted shares as of December 31, 2015, 2016 and 2017, and the movement during these years, is presented below:

	Number of shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2015	78,833	$54.30
Granted	135,230	17.75
Vested	(78,833)	54.30
Unvested as at December 31, 2015	135,230	$17.75

Unvested as at January 1, 2016	135,230	$17.75
Granted	1,035,000	4.15
Cancelled	(1,685)	17.75
Vested	(783,545)	6.14
Unvested as at December 31, 2016	385,000	$4.82

Unvested as at January 1, 2017	385,000	$4.82
Granted	944,000	9.59
Vested	(1,049,000)	8.24
Unvested as at December 31, 2017	280,000	$8.09

A summary of the status of the Company’s non-vested share options as of December 31, 2015, 2016 and 2017, and the movement during the year, since granted, is presented below:

Options	Number of options	Weighted average exercise price	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2015	-	$-	$-
Granted	104,250	27.5	7.0605
Vested	-	-	-
Outstanding as of December 31, 2015	104,250	$27.5	$7.0605

Options	Number of options	Weighted average exercise price	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2016	104,250	$27.5	$7.0605
Granted	-	-	-
Vested	-	-	-
Outstanding as of December 31, 2016	104,250	$27.5	$7.0605

Options	Number of options	Weighted average exercise price	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2017	104,250	$27.5	$7.0605
Granted	-	-	-
Vested	-	-	-
Outstanding as of December 31, 2017	104,250	$27.5	$7.0605

The estimated compensation cost relating to non-vested share options and restricted share awards not yet recognized was $336 and $856, respectively, as of December 31, 2017 and is expected to be recognized over the weighted average period of 2.28 years and 0.62 years, respectively. The total fair value of shares vested during the years ended December 31, 2015, 2016 and 2017 was $1,301, $3,580 and $12,023 respectively.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

13.	Earnings / (Loss) per share:

All shares issued (including the restricted shares issued under the Company’s equity incentive plan) are the Company’s common stock and have equal rights to vote and participate in dividends. The restricted shares issued under the Company’s equity incentive plans are subject to forfeiture provisions set forth in the applicable award agreement. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. For the purpose of calculating diluted earnings/ (loss) per share, the weighted average number of diluted shares outstanding includes the incremental shares assumed issued, determined in accordance with the treasury stock method. For the years ended December 31, 2015, 2016 and 2017, during which the Company incurred losses, the effect of 135,230, 385,000 and 280,000 non-vested shares, respectively, as well as the effect of 104,250 non vested share options  as of December 31, 2015, 2016 and 2017, would be anti-dilutive, and “Basic loss per share” equals “Diluted loss per share.”

The Company calculates basic and diluted loss per share as follows:

	Year ended December 31,
	2015	2016	2017
Income / (Loss) :
Net income / (loss)	$(458,177)	$(154,228)	$(9,771)

Basic earnings / (loss) per share:
Weighted average common shares outstanding, basic	39,124,673	47,574,454	63,034,394
Basic earnings / (loss) per share	$(11.71)	$(3.24)	$(0.16)

Effect of dilutive securities:
Dillutive effect of non vested shares	-	-	-
Weighted average common shares outstanding, diluted	39,124,673	47,574,454	63,034,394

Diluted earnings / (loss) per share	$(11.71)	$(3.24)	$(0.16)

14.	Accrued liabilities:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2016	2017
Audit fees	$216	$243
Legal fees	117	59
Other professional fees	7	86
Vessel Operating and voyage expenses	7,573	5,608
Loan interest and financing fees	3,539	4,287
Income tax	267	238
Total Accrued Liabilities	$11,719	$10,521

15.	Income taxes

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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

15.	Income taxes - (continued):

The Company is subjected to tax audits in the jurisdictions it operates in. There have been no adjustments assessed to the Company in the past and the Company believes there are no uncertain tax positions to consider.

a)	Taxation on Marshall Islands Registered Companies and tonnage tax

Under the laws of the countries of the shipowning companies’ incorporation and/or vessels’ registration, the shipowning companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes. In addition, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Hellenic Republic. The technical managers of the Company’s vessels, which are established in Greece under Greek Law 89/67, are responsible for the filing and payment of the respective tonnage tax on behalf the Company. Furthermore, under the New Tonnage Tax System (“TTS”) for Cypriot merchant shipping, qualifying ship managers who opted and are accepted to be taxed under the TTS are subject to an annual tax referred to as tonnage tax, which is calculated on the basis of the net tonnage of the qualifying ships they manage. The technical managers of the Company’s vessels, which are established and operate in Cyprus, are responsible for the filing and payment of the respective tonnage tax. These taxes for 2015, 2016 and 2017 were $3,717, $2,438 and $2,565 respectively, and have been included under “Vessel operating expenses” in the accompanying statements of operations.

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

For the taxable years 2016 and 2017 the Company believes that it was not exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that it does not satisfy the Publicly Traded Test for these years because it is subject to the 5% Override Rule. As a result, tax reserve of approximately $267 and $202 was recognized in the accompanying consolidated statement of operations for the year ended December 31, 2016 and 2017, respectively, under “Income taxes”.

c)	Taxation on Maltese and Swiss Registered Companies

In addition to the tax consequences described above, the Company may be subject to tax in one or more other jurisdictions, including Malta and Switzerland, where the Company conducts activities. The Company believes that its tax exposure for years ended December 31, 2015, 2016 and 2017 in Malta and Switzerland is immaterial.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

16.	Commitments and Contingencies:

a)	Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. The Company’s vessels are covered for pollution of $1 billion per vessel per incident, by the Protection and Indemnity (P&I) Association in which the Company’s vessels are entered. The Company’s vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls in respect of any policy years other than those that have already been recorded in its consolidated financial statements.

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

(iv)
On October 23, 2014, a purported shareholder (the “Plaintiff”) of the Company filed a derivative and putative class action lawsuit in New York state court against the Company’s Chief Executive Officer, members of its Board of Directors and several of its shareholders and related entities. The Company has been named as a nominal defendant in the lawsuit. The lawsuit alleges that the acquisition of Oceanbulk and purchase of several Excel Vessels were the result of self-dealing by various defendants and that the Company entered into the respective transactions on unfair terms. The lawsuit further alleges that, as a result of these transactions, several defendants’ interests in the Company have increased and that the Plaintiff’s interest in the Company has been diluted. The lawsuit also alleges that the Company’s management has engaged in other conduct that has resulted in corporate waste. The lawsuit seeks cancellation of all shares issued to the defendants in connection with the acquisition of Oceanbulk, unspecified monetary damages, the replacement of some or all members of the Company’s Board of Directors and its Chief Executive Officer, and other relief. The Company believes the claims are completely without merit, and has denied them and defended against them in court. On November 24, 2014, the Company and the other defendants removed the action to the United States District Court for the Southern District of New York. On March 4, 2015, the Company and the other defendants moved to dismiss the complaint. On February 18, 2016, the court granted the Company’s motion to dismiss in full and dismissed the matter. On February 24, 2016, Plaintiff filed a notice of appeal. The appeal was heard before the Court of Appeals for the Second Circuit on December 6, 2016. In April 2017, the Second Circuit dismissed the appeal in all respects and affirmed the first instance judgment. Plaintiff filed a petition for panel rehearing and/or rehearing en banc, which petition was dismissed in June 2017. In September 2017, Plaintiff filed a petition for certiorari in the U.S. Supreme Court seeking review of the Second Circuit’s affirmance of dismissal of the complaint, which petition was denied on November 27, 2017.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

16.	Commitments and Contingencies - (continued):

b)	Other contingencies:

Contingencies relating to Heron

Following the completion of the Merger, Oceanbulk Shipping became a wholly owned subsidiary of the Company. Oceanbulk Shipping owned a convertible loan, which was convertible into 50% of Heron Ventures Ltd’s (“Heron”) equity. After the conversion of the loan, on November 5, 2014, Heron is a 50-50 joint venture between Oceanbulk Shipping and ABY Group Holding Limited, and Oceanbulk Shipping shares joint control over Heron with ABY Group Holding Limited. Based on the applicable related agreements, neither party will entirely control Heron. In addition, any operational and other decisions with respect to Heron will need to be jointly agreed between Oceanbulk Shipping and ABY Group Holding Limited. As of December 31, 2017, all vessels previously owned by Heron have been either sold or distributed to its equity holders. While Oceanbulk Shipping and ABY Group Holding Limited intend that Heron eventually will be dissolved shortly after receiving permission from local authorities, until that occurs, contingencies to the Company may arise. However, the pre-transaction investors in Heron effectively remain as ultimate beneficial owners of Heron, until Heron is dissolved on the basis that, according to the agreement governing the Merger, any cash received or paid by the Company from the final liquidation of Heron will be settled accordingly by the pre-Merger investors in Oceanbulk (the “Oceanbulk Sellers”). The Company had no outstanding balance with the Oceanbulk Sellers as of December 31, 2016 and 2017, respectively.

c)	Lease commitments:

The following table sets forth inflows or outflows, related to the Company’s leases, as at December 31, 2017.

	Twelve month periods ending December 31,
+ inflows/ - outflows	Total	2018	2019	2020	2021	2022	2023 and thereafter
Future, minimum, non-cancellable charter revenue (1)	$62,751	$62,751	$-	$-	$-	$-	$-
Future, minimum, charter-in hire payments (2)	(3,486)	(3,486)	-	-	-	-	-
Office rent	(1,751)	(353)	(279)	(274)	(276)	(281)	(288)
Bareboat commitments charter hire (3)	(99,856)	(6,907)	(7,983)	(7,911)	(7,837)	(8,015)	(61,203)
Total	$(42,342)	$52,005	$(8,262)	$(8,185)	$(8,113)	$(8,296)	$(61,491)

(1)
The amounts represent the minimum contractual charter revenues to be generated from the existing, as of December 31, 2017, non-cancellable time and freight charter agreements until their expiration, net of address commission, assuming no off-hire days other than those related to scheduled interim and special surveys of the vessels.

(2)	The amounts represent the Company’s commitments under the existing, as of December 31, 2017, charter-in arrangements (including operating lease and freight agreements) for third party vessels.

(3)
The amounts represent the Company’s commitments under the bareboat lease arrangements representing the charter hire for those vessels that, as of December 31, 2017, are under construction. The bareboat charter hire is comprised of fixed and variable portion, the variable portion is calculated based on the 6-month LIBOR of 1.83707%, and 3-month LIBOR of 1.69428% as of December 31, 2017, whichever is applicable (please refer to Note 5 and Note 6).

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

17.	Voyage and Vessel operating expenses:

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2015	2016	2017
Voyage expenses
Port charges	$17,619	$30,229	$21,060
Bunkers	48,535	28,121	34,997
Commissions – third parties	2,915	2,506	3,438
Commissions – related parties (Note 3)	3,350	3,300	3,300
Miscellaneous	458	1,665	1,887
Total voyage expenses	$72,877	$65,821	$64,682

Vessel operating expenses
Crew wages and related costs	$65,402	$62,920	$63,074
Insurances	8,026	6,124	6,314
Maintenance, repairs, spares and stores	18,577	17,194	18,589
Lubricants	8,187	6,372	7,016
Tonnage taxes	3,717	2,438	2,565
Upgrading expenses	6,205	1,784	1,925
Miscellaneous	2,682	1,998	1,945
Total vessel operating expenses	$112,796	$98,830	$101,428

18.	Fair Value Measurements:

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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

18.	Fair Value Measurements - (continued):

Interest rate swaps:

Details of the major terms of the Company’s effective, as of December 31, 2017, interest rate swaps, are summarized below:

Counterparty	Designed as accounting hedge	Inception	Expiry	Fixed Rate	Notional amount December 31, 2017
Goldman Sachs	No	October 1, 2014	April 1, 2018	1.7925%	93,180
Goldman Sachs	No	October 1, 2014	April 1, 2018	1.8075%	93,180
Goldman Sachs	No	October 1, 2014	April 1, 2018	2.0675%	37,272
Goldman Sachs	No	October 1, 2014	April 1, 2018	1.8450%	93,180
Goldman Sachs	No	October 1, 2014	April 1, 2018	1.8025%	55,908
HSH - Star Challenger	Yes	September 30, 2014	September 28, 2018	1.7650%	6,406
HSH - Star Fighter	Yes	September 30, 2014	September 28, 2018	1.7650%	6,562
Credit Agricole - Star Borealis	Yes	November 10, 2014	August 9, 2018	1.7200%	21,015
Credit Agricole - Star Polaris	Yes	August 11, 2014	November 9, 2018	1.7050%	22,133
Total					$428,836

Due to (i) changes in the timing of delivery of some of the Company’s newbuilding vessels and, by extension, the timing of some of the forecasted transactions, (ii) changes in LIBOR curves, and (iii) the sale of some of the Company’s vessels in 2015 whose loans had been designated as hedged items, the Company determined that the “highly effective” criterion of the hedging effectiveness test for the Goldman Sachs Swaps was not satisfied for the quarter ended June 30, 2015. Consequently, the hedging relationship related to the Goldman Sachs Swaps no longer qualified for special hedge accounting, and as of April 1, 2015, the Company de-designated the cash flow hedge related to the Goldman Sachs Swaps. As a result, changes in the fair value of these swaps since the date of de-designation, April 1, 2015, were reported in earnings under “Gain / (Loss) on derivative financial instruments, net.” The amount already reported up to March 31, 2015 in “Accumulated other comprehensive income / (loss)” with respect to the corresponding swaps is reclassified to earnings when the hedged forecasted transaction impacts the Company’s earnings (i.e., when the hedged loan interest is incurred), except for amounts related to loans of sold or expected to be sold vessels which are being reclassified to earnings when sale is probable, since the forecasted transaction attributable to these vessels is no longer expected to occur. The unamortized balance of “Accumulated other comprehensive income / (loss)” with respect to the corresponding swaps as of December 31, 2017 was $123, all of which is expected to be reclassified into earnings during the following 12-month period when realized.

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

Forward Freight Agreements and Bunker Swaps:

During the years ended December 31, 2016 and 2017, the Company entered into a certain number of FFAs on the Capesize, Panamax and Supramax indexes. The results of the Company’s FFAs and the valuation of the Company’s open position as at December 31, 2016 and 2017 are presented in the tables below.

During the year ended December 31, 2017, the Company also entered into a certain number of bunker swaps. The results of the Company’s bunker swaps and the valuation of the Company’s open position as at December 31, 2017 are presented in the tables below.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

18.	Fair Value Measurements - (continued):

The amount of Gain/ (Loss) on derivative financial instruments, forward freight agreements and bunker swaps recognized in the accompanying consolidated statements of operations are analyzed as follows:

	Year ended December 31,
	2015	2016	2017
Consolidated Statement of Operations
Gain/(loss) on derivative financial instruments, net
Unrealized gain/(loss) from the Goldman Sachs Swaps after de-designation of accounting hedging relationship (April 1, 2015)	$3,443	$2,974	$2,802
Realized gain/(loss) from the Goldman Sachs Swaps after de-designation of accounting hedging relationship (April 1, 2015)	(4,918)	(5,048)	(2,556)
Write-off of unrealized losses related to forecasted transactions which are no longer considered probable reclassified from other comprehensive income/(loss)	(1,793)	(42)	-
Ineffective portion of cash flow hedges	-	-	-
Total Gain/(loss) on derivative financial instruments, net	$(3,268)	$(2,116)	$246

Interest and finance costs
Reclassification adjustments of interest rate swap loss transferred to Interest and finance costs from Other comprehensive income/(loss) (Note 8)	(2,416)	(1,252)	(852)
Total Gain/(loss) recognized	$(2,416)	$(1,252)	$(852)

Gain/(loss) on forward freight agreements and bunker swaps
Realized gain/(loss) on forward freight agreements	-	370	(877)
Unrealized gain/(loss) on forward freight agreements	-	41	(24)
Unrealized gain/(loss) on bunker swaps	-	-	60
Total Gain/(loss) recognized	$-	$411	$(841)

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2016 and 2017, based on Level 2 observable inputs of the fair value hierarchy.

	Significant Other Observable Inputs (Level 2)
	December 31, 2016		December 31, 2017
	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Forward freight agreements - asset position	$41	-	$17	-
Bunker swaps - asset position	-	-	60	-
Total	$41	$-	$77	$-
LIABILITIES
Forward freight agreements - liability position	$-	-	$-	-
Interest rate swaps - liability position	2,908	437	609	16
Total	$2,908	437	$609	16

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans and capital bareboat leases, bearing interest at variable interest rates, approximates their recorded values as of December 31, 2017.

The 2022 Notes have a fixed rate, and their estimated fair value as of December 31, 2017, determined through Level 1 inputs of the fair value hierarchy (quoted price on NASDAQ under the ticker symbol SBLKZ), is approximately $50,640.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

18.	Fair Value Measurements - (continued):

Fair value on a nonrecurring basis

As a result of the decline in charter rates and vessel values during the previous years and because market expectations for future rates were low and vessel values were unlikely to increase to the high levels of 2008, the Company reviewed, in 2015, 2016 and 2017 the recoverability of the carrying amount of its vessels.

As further described in Note 5, the Company recognized an impairment loss of $321,978 for the year ended December 31, 2015, of which:

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

As further disclosed in Note 5, during 2016 the Company recognized an impairment loss of $18,537 related to the sale of two operating vessels and the termination of two newbuilding contracts during the year. The carrying value of the sold vessels was written down to the fair value as determined by reference to their agreed sale prices less the costs of their sale (Level 2). In addition pursuant to the Company’s impairment analysis for its entire fleet, as at December 31, 2016, using the same framework that was used in the previous years, which is described in Note 2(n), the Company recognized an additional impairment loss of $10,684. The carrying value of the respective vessels was written down to the fair value as determined by reference to the vessel valuations of independent shipbrokers (as of December 31, 2016).

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2017
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

18.	Fair Value Measurements - (continued):

The table following table summarizes the valuation of these assets measured at fair value on a non-recurring basis as of December 31, 2016:

Long-lived assets held and used	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3) Impairment loss	Impairment loss
Vessels, net	$—	$12,700	$—	$10,684
TOTAL	$—	$12,700	$—	$10,684

The Company’s impairment analysis as of December 31, 2017, indicated that the carrying amount of the Company’s vessels, was recoverable, and therefore, the Company concluded that no impairment charge, was necessary.

19.	Subsequent Events:

•
In January, 2018, the Company took delivery of the Newcastlemax vessel Star Eleni (ex HN 1342), which, was financed under a bareboat charter accounted for as a capital lease, from CSSC (Hong Kong) Shipping Company Limited, as described in Note 6.

•
In January 2018, the Company received a committed term sheet from a major commercial banking institution for the refinancing of the outstanding balance of the loan agreement with Commerzbank. The completion of the transaction is subject to customary definitive documentation, and the Company expects the refinancing to be completed in April 2018.

•
In February 2018, the Company received a committed term sheet from ABN Amro N.V for the refinancing of the balloon installments of ABN $87,458 Facility. The completion of the transaction is subject to customary definitive documentation and the Company expects the refinancing to be completed in December 2018.

•
As described in Note 8 above, in February 2018, the Company paid $35,632 to all parties under its Supplemental Agreements, representing the excess cash resulted from the excess cash mechanism as of December 31, 2017.

•
On February 27, 2018, Company’s Board of Directors adopted the 2018 Equity Incentive Plan (the “2018 Plan”) and reserved for issuance 700,000 common shares thereunder. The terms and conditions of the 2018 Plan are substantially similar to the terms and conditions of the Company’s previous equity incentive plans. On the same date, 396,500 restricted common shares were granted to certain of the Company’s directors and officers of which 253,500 restricted common shares vest on August 27, 2018, 71,500 restricted common shares vest on February 27, 2019 and the remaining 71,500 restricted common shares vest on February 27, 2021. The fair value of each share was $12.36, based on the closing price of the Company’s common shares on February 26, 2018.