Form 20-F
period 2018-12-31
Star Bulk Carriers Corp.
filed 2019-03-21
CIK 1386716

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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
Maroussi 15124, Athens, Greece

(Name, telephone, email and/or facsimile number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of exchange on which registered
Common Shares, par value $0.01 per share 8.30% Senior Notes due 2022	Nasdaq Global Select Market; Oslo Børs Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2018, there were 92,285,986 common shares of the registrant outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☐ Yes  ☒ No
If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒ Yes  ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
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

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values;

•	the strength of world economies;

•	the stability of Europe and the Euro;

•	fluctuations in interest rates and foreign exchange rates;

•	changes in demand in the dry bulk shipping industry, including the market for our vessels;

•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events;

•	the availability of financing and refinancing;

•	our ability to meet requirements for additional capital and financing to grow our business;

•	the impact of our indebtedness and the compliance with the covenants included in our debt agreements;

•	vessel breakdowns and instances of off-hire;

•	risks associated with vessel construction;

i

•	potential exposure or loss from investment in derivative instruments;

•	potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management;

•	our ability to complete acquisition transactions as and when planned; and

•	other important factors described in “Risk Factors.”

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

See the sections entitled “Risk Factors” of this Annual Report on Form 20-F for the year ended December 31, 2018 for a more complete discussion of these risks and uncertainties and for other risks and uncertainties.  These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements.  Other unknown or unpredictable factors also could harm our results.  Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us.  Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

ii

iii

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

Throughout this report, the “Company,” “Star Bulk,” “we,” “us” and “our” all refer to Star Bulk Carriers Corp. and its wholly owned subsidiaries.  We use the term deadweight ton (“dwt”) in describing the size of vessels.  Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.  We own, operate, have under construction dry bulk vessels of seven sizes:

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

We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector.  Our vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products.  We were incorporated in the Marshall Islands on December 13, 2006 and maintain offices in Athens, Oslo, New York, Cyprus and Geneva.  Our common shares trade on the Nasdaq Global Select Market and the Oslo Børs under the symbol “SBLK.”  Taking into consideration the sales of vessels Star Aurora and Star Kappa, discussed elsewhere herein, as well as the delivery of our three new building vessels, we expect to have a fleet of 109 vessels, with an aggregate capacity of 12.5 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with carrying capacities between 52,055 dwt and 209,537 dwt.  Our fleet currently includes 108 operating vessels, with an additional three newbuilding vessels under construction in China for expected delivery between March 2019 and June 2019. We also hold call options and have sold respective put options on four Capesize vessels, with exercise dates in early April 2019.

Oaktree

Oaktree Capital Management, L.P., together with its affiliates (“Oaktree”) is our largest shareholder.  Oaktree is a leader among global investment managers specializing in alternative investments, with $120 billion in assets under management as of December 31, 2018.  The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in distressed debt, corporate debt (including high yield debt and senior loans), control investing, convertible securities, real estate and listed equities.  Headquartered in Los Angeles, the firm has over 900 employees and offices in 18 cities worldwide.  See “Item 7 “Major Shareholders and Related Party Transactions” for a discussion on the various limitations on the transfer and voting of our common shares by Oaktree.

A.	Selected Consolidated Financial Data

The table below summarizes our recent financial information.  We refer you to the notes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. For the effects of the adoption of the new accounting guidance for revenue from contracts with customers (ASC 606) and presentation of restricted cash in the statements of cash flows (ASU 2016-18), please refer to Note 2 to our consolidated financial statements.  The information provided below should be read in conjunction with “Item 5.  Operating and Financial Review and Prospects” and the consolidated financial statements, related notes and other financial information included herein.

Following the 5-for-1 reverse stock split effected on June 20, 2016 (the “June 2016 Reverse Stock Split”), pursuant to which every five common shares issued and outstanding were converted into one common share, all share and per share amounts disclosed throughout this Annual Report have been retroactively updated to reflect this change in capital structure.

The historical results included below and elsewhere in this document are not necessarily indicative of the future performance of Star Bulk.

3.A.(i) CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands of U.S. Dollars, except per share and share data)

	2014	2015	2016	2017	2018
Voyage revenues	145,041	234,035	221,987	331,976	651,561
Management fee income	2,346	251	119	-	-
	147,387	234,286	222,106	331,976	651,561

Voyage expenses	42,341	72,877	65,821	64,682	121,596
Charter-in hire expenses	-	1,025	3,550	5,325	92,896
Vessel operating expenses	53,096	112,796	98,830	101,428	128,872
Dry docking expenses	5,363	14,950	6,023	4,262	8,970
Depreciation	37,150	82,070	81,935	82,623	102,852
Management fees	158	8,436	7,604	7,543	11,321
General and administrative expenses	32,723	23,621	24,602	30,955	33,972
Provision for doubtful debts	215	-	-	-	722
(Gain)/ Loss on forward freight agreements and bunker swaps	-	-	(411)	841	447
Impairment loss	-	321,978	29,221	-	17,784
Loss on time charter agreement termination	-	2,114	-	-	-
Other operational loss	94	-	503	989	191
Other operational gain	(10,003)	(592)	(1,565)	(2,918)	-
(Gain) / Loss on sale of vessels	-	20,585	15,248	(2,598)	-
Gain from bargain purchase	(12,318)	-	-	-	-
	148,819	659,860	331,361	293,132	519,623

Operating income / (loss)	(1,432)	(425,574)	(109,255)	38,844	131,938
Interest and finance costs	(9,575)	(29,661)	(41,217)	(50,458)	(73,715)
Interest and other income / (loss)	629	1,090	876	2,997	1,866
Gain / (loss) on derivative financial instruments, net	(799)	(3,268)	(2,116)	246	707
Loss on debt extinguishment	(652)	(974)	(2,375)	(1,257)	(2,383)
Total other expenses, net	(10,397)	(32,813)	(44,832)	(48,472)	(73,525)

Income/ (Loss) before equity in Income of Investee	(11,829)	(458,387)	(154,087)	(9,628)	58,413
Equity in income of investee	106	210	126	93	45
Income / (Loss) before taxes	(11,723)	(458,177)	(153,961)	(9,535)	58,458
Income taxes	-	-	(267)	(236)	(61)
Net income / (loss)	(11,723)	(458,177)	(154,228)	(9,771)	58,397
Earnings / (loss) per share, basic and diluted	(1.00)	(11.71)	(3.24)	(0.16)	0.76
Weighted average number of shares outstanding, basic	11,688,239	39,124,673	47,574,454	63,034,394	77,061,227
Weighted average number of shares outstanding, diluted	11,688,239	39,124,673	47,574,454	63,034,394	77,326,111

3.A.(ii) CONSOLIDATED BALANCE SHEET AND OTHER FINANCIAL DATA
(In thousands of U.S. Dollars, except per share data)

	2014	2015	2016	2017	2018
Cash and cash equivalents	86,000	208,056	181,758	257,911	204,921
Current Assets	134,430	252,058	228,466	312,626	298,836
Advances for vessels under construction and acquisition of vessels	454,612	127,910	64,570	48,574	59,900
Vessels and other fixed assets, net	1,441,851	1,757,552	1,707,209	1,775,081	2,656,108
Total assets	2,054,055	2,148,846	2,011,702	2,145,764	3,022,137
Current liabilities (including current portion of long-term debt, short term lease commitments and Excel Vessel Bridge Facility)	140,198	166,949	28,119	219,274	222,717
Total long-term debt including long term lease commitments and Excel Vessel Bridge Facility, excluding current portion, net of unamortized debt issuance costs	709,389	795,267	896,332	789,878	1,217,347
8.00% 2019 Notes and 8.30% 2022 Notes, net of unamortized debt issuance costs	47,890	48,323	48,757	48,000	48,410
Common shares	218	438	566	642	926
Total Shareholders’ equity	1,154,302	1,135,358	1,037,230	1,088,052	1,520,045
Total liabilities and shareholders’ equity	2,054,055	2,148,846	2,011,702	2,145,764	3,022,137

OTHER FINANCIAL DATA

Net cash provided by/(used in) operating activities	12,819	(14,578)	(33,232)	82,804	169,009
Net cash provided by/(used in) investing activities	(425,585)	(397,508)	(13,425)	(127,101)	(325,327)
Net cash provided by/(used in) financing activities	456,708	534,167	20,366	122,035	96,695

FLEET DATA
Average number of vessels (1)	28.88	69.06	69.77	69.55	87.7
Total ownership days for fleet (2)	10,541	25,206	25,534	25,387	32,001
Total available days for fleet (3)	10,413	24,096	24,623	25,272	31,614
Charter-in days for fleet (4)	-	108	366	428	5,089
Fleet utilization (5)	99%	96%	96%	100%	99%

AVERAGE DAILY RESULTS (In U.S. Dollars)
Time charter equivalent (6)	10,450	7,042	6,208	10,393	13,768
Vessel operating expenses (7)	5,037	4,475	3,871	3,995	4,027

(1)
Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.

(2)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period.

(3)	Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and scrubber installation.

(4)	Charter-in days are the total days that we charter-in third-party vessels.

(5)	Fleet utilization is calculated by dividing (x) Available days plus Charter-in days by (y) Ownership days plus Charter-in days for the relevant period.

(6)
Time charter equivalent rate (the “TCE rate”) represents the weighted average daily time charter equivalent rates of our operating fleet (including owned fleet and fleet under charter‐in arrangements). TCE rate is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses, charter‐in hire expense, amortization of fair value of above/below market acquired time charter agreements and provision for onerous contracts, if any) by Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period‐to‐period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE rate may not necessarily be comparable to TCE rates of other companies due to differences in methods of calculation. The above reported TCE rates for the year ended December 31, 2017 were calculated excluding Star Logistics. We have excluded the revenues and expenses of Star Logistics because it was formed in October 2017, and its revenues and expenses had not yet normalized in that period, which obscure material trends of our TCE rates. As a result, we believe it is more informative to our investors to present the TCE rates excluding the revenues and expenses of Star Logistics for that period (December 31, 2017). The revenues and expenses of Star Logistics normalized in the year ended December 31, 2018 and are included for purposes of calculating the TCE rate. For the detailed calculation please see the table at the end of this release with the reconciliation of Voyage Revenues to TCE rate. We include TCE rate, a non‐GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and assists investors and our management in evaluating our financial performance. For further information concerning our calculation and reconciliation of TCE rate to voyage revenue, please see “Item 5.  Operating and Financial Review and Prospects - A. Operating Results.”

(7)	Average daily operating expenses per vessel are calculated by dividing vessel operating expenses by Ownership days.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk factors

The following risks relate principally to the industry in which we operate and our business in general.  Other risks relate principally to the securities market and ownership of our common shares.  The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or the trading price of our common shares.

Risks Related to Our Industry

Charter rates for dry bulk vessels are volatile and have declined significantly the past years since their historic highs and may remain at low levels or further decrease in the future, which may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.

The dry bulk shipping industry is cyclical with high volatility in charter rates and profitability.  The degree of charter rate volatility among different types of dry bulk vessels has varied widely, and in recent years, charter rates for dry bulk vessels declined significantly from historically high levels.  In the past, time charter and spot market charter rates for dry bulk carriers have declined below operating costs of vessels (including as recently as 2016).  The Baltic Dry Index, or the “BDI”, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market, declined from a high of 11,793 in May 2008 to a low of 290 in February 2016, which represents a decline of 98%.  In 2018, the BDI ranged from a low of 948 in April 2018, to a high of 1,774 in July 2018.  As of the last week of February 2019, the BDI stood at 649.

Our ability to be profitable will depend upon a number of factors.  Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major commodities carried by water internationally.  Because the factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.  Since we charter our vessels principally in the spot market, we are exposed to the cyclicality and volatility of the spot market.  Spot market charter rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity, and we may be unable to keep our vessels fully employed in these short-term markets.  Alternatively, charter rates available in the spot market may be insufficient to enable our vessels to operate profitably.  A significant decrease in charter rates would also affect asset values and adversely affect our profitability and cash flows.

Factors that influence the demand for dry bulk vessel capacity include:

•	supply of and demand for energy resources, commodities, consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes and strikes;

•	natural disasters and weather;

•	embargoes and strikes;

•	disruptions and developments in international trade, including trade disputes or the imposition of tariffs on various commodities or finished goods;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other legal regulatory developments;

•	currency exchange rates; and

Factors that influence the supply of dry bulk vessel capacity include:

•	the number of newbuilding orders and deliveries including slippage in deliveries;

•	number of shipyards and ability of shipyards to deliver vessels;

•	port and canal congestion;

•	the scrapping rate of vessels;

•	speed of vessel operation;

•	vessel casualties;

•	the number of vessels that are out of service, namely those that are laid-up, dry docked, awaiting repairs or otherwise not available for hire;

•	availability of financing for new vessels;

•	changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	changes in environmental and other regulations that may limit the useful lives of vessels.

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

We anticipate that the future demand for our dry bulk vessels will be dependent upon economic growth in the world’s economies, including China, Japan and India, seasonal and regional changes in demand, changes in the capacity of the global dry bulk fleet, including vessel scrapping and ordering rates of newbuildings, and the sources and supply of dry bulk cargo to be transported by sea.  A decrease in the level of China’s imports of raw materials or a decrease in trade globally could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.  Global dry bulk supply is expected to remain low over the next two years, as a result of low orders placed over the past three years and the implementation of the IMO low sulfur regulation. Although global economic conditions have improved, there can be no assurance as to the sustainability of future economic growth.  Adverse economic, political, social or other developments could have a material adverse effect on our business, financial condition and operating results.

If we are required to charter our vessels at a time when demand and charter rates are very low, we may not be able to secure employment for our vessels at all, or we may have to accept reduced and potentially unprofitable rates.  If we are unable to secure profitable employment for our vessels, we may decide to lay-up some or all unemployed vessels until such time that charter rates become attractive again.  During the lay-up period, we will continue to incur some expenditures, such as insurance and maintenance costs, for each such vessel.  Additionally, before exiting lay-up, we will have to pay reactivation costs for any such vessel to regain its operational condition.  As a result, our business, financial condition, results of operations and cash flows and our compliance with covenants in our credit facilities may be affected.

Global economic conditions may continue to negatively impact the dry bulk shipping industry.

Slow growth rates in the global economy may negatively impact the dry bulk industry.  General market volatility has endured over the last several years as a result of uncertainty about the growth rate of the world economy and the Chinese economy in particular, on which the dry bulk industry depends to a significant degree.  Charter rates have declined significantly in recent years.  Although supply and demand fundamentals have slightly improved, in recent years the relatively weak global economic conditions have and may continue to have a number of adverse consequences for dry bulk and other shipping sectors, including, among other things:

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

As a result of the credit crisis in Europe, the European Commission created the European Financial Stability Facility (the “EFSF”), and the European Financial Stability Mechanism (the “EFSM”), to provide funding to Eurozone countries in financial difficulties that seek such support.  In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, which was established on September 27, 2012 to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries.  Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro.  An extended period of adverse developments in the outlook for European countries could reduce the overall demand for dry bulk cargoes and for our services.  These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flows.

An increase in trade protectionism and the unravelling of multilateral trade agreements could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. In the United States, there is significant uncertainty about the future relationship between the United States and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. Trade tensions between the U.S. and China have resulted in both governments imposing tariffs, and both countries have indicated that they are willing to continue employing aggressive tactics, such as the imposition of additional punitive tariffs. As an example of such restrictions, in March 2018, President Trump imposed a 25% tariff on steel and a 10% tariff on aluminum imported into the United States, with temporary or permanent exemptions granted for certain countries. In response to these tariffs, China, the E.U., and other countries have implemented or are evaluating the use of retaliatory measures, which could further increase barriers to trade. Most notable in term of drybulk trade volumes, China imposed tariffs on U.S. soybean exports. Any increased trade barriers or restrictions on trade, especially trade with China, could have an adverse impact on global economic conditions and may decrease the amount of cargo that charterers pay to have transported on drybulk vessels. As such, increased trade barriers or restrictions on trade could have a material adverse effect on our business, results of operations, cash flows, financial condition.

Political uncertainty and the rise of populist or nationalist political parties could have a material adverse effect on our revenue, profitability and financial position.

As a result of the lingering effects of the recent global financial crisis and the limited global recovery, the rise of populist or nationalist political parties and economic nationalist sentiments has led to increasing political uncertainty and unpredictability throughout the world.  On June 23, 2016, the United Kingdom held a referendum at which the electorate voted to leave the Council of the European Union (the “E.U.”).  On March 29, 2017, the government of the United Kingdom invoked article 50 of the Treaty of Lisbon (the “Treaty”) and formally initiated the withdrawal of the United Kingdom from the E.U.  The Treaty provides for a period of up to two years for negotiation of withdrawal arrangements, at the end of which (whether or not agreement has been reached) the treaties cease to apply to the withdrawing Member State unless the European Council, in agreement with the Member State concerned, unanimously decides to extend this period.  Negotiations between the government of the United Kingdom and the E.U. Council began on June 19, 2017. The negotiations resulted in (a) an Agreement on the withdrawal arrangements of the United Kingdom from the E.U. and (b) a Political Declaration setting out the framework for the future relationship between the E.U. and the United Kingdom (together, the “Withdrawal Proposal”).  The Withdrawal Proposal was subject to political agreement and ratification and on January 15, 2019, the United Kingdom Parliament voted to reject the Withdrawal Proposal. It is unclear whether it will be possible for the United Kingdom Government to obtain further concessions from the E.U. in order for the United Kingdom Parliament to vote to approve a revised withdrawal proposal. While there is much that could still happen, including an extension to the exit timeline, progress to an alternative withdrawal proposal, a change of United Kingdom Government or even political support for a second referendum, there is a risk that no withdrawal proposal between the United Kingdom and the E.U. will be reached concerning the United Kingdom’s departure from the E.U. Notwithstanding any withdrawal proposal that may be put in place, there is likely to be considerable uncertainty as to the position of the United Kingdom and the arrangement which will apply to its relationships with the E.U. and other countries following its withdrawal (including in the event that no withdrawal proposal is ratified and the United Kingdom leaves without agreeing transitional arrangements with the E.U., an eventuality which cannot currently be ruled out).  Such positions and anticipated arrangements may be subject to change and / or develop at short notice. This uncertainty may affect other countries in the E.U, or elsewhere. The United Kingdom’s decision to leave the E.U. may bring an extended period of uncertainty and regulatory change in the European Economic Area and in the United Kingdom, which could have a material adverse effect on our revenue, profitability and financial position.

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

Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us  Any increased trade barriers or restrictions on trade could have a material adverse effect on our business, results of operations and financial condition.

If economic conditions throughout the world do not improve, it may negatively affect our results of operations, financial condition and cash flows, and may adversely affect the market price of our common shares.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions.  In addition, the world economy is currently facing a number of new challenges, recent turmoil and hostilities in various regions, including Syria, Iraq, North Korea, Venezuela, North Africa and Ukraine.  The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.  Additionally, global financial markets and economic conditions have been, and continue to be volatile.  Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide.  Continuing instability could have a material adverse effect on our ability to implement our business strategy.

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

Continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region.  Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of GDP, which had a significant impact on shipping demand.  As published by the Chinese National Bureau of Statistics, based on the country’s preliminary accounting results, the growth rate of China’s GDP for the year ended December 31, 2018 was 6.6%.  This growth rate is well below pre-2008 levels, albeit in line with the government’s targets.  China has imposed measures to restrain lending from time to time, which may further contribute to a slowdown in its economic growth. China has also announced plans to gradually transition from an investment led growth model to a consumption driven economic growth model, which could lead to smaller demand for iron ore and other commodities, and result in a decrease of demand in China for shipping.  This transition may take place over the span of a number of years, and there can be no assurance as to the time frame for such a transformation or that any such transformation will occur at all.    Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere.  Our business, financial condition and results of operations, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of western countries in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, bank regulation, currency and monetary policy, rate of inflation and balance of payments position.  Prior to 1978, the Chinese economy was a “planned economy.”  Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy.  Annual and five-year State Plans are adopted by the Chinese government in connection with the development of the economy.  Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures.  There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform.  Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces.  In addition, economic reforms may include reforms to the banking and credit sector and may produce a shift away from the export-driven growth model that has characterized the Chinese economy over the past few decades.  Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments.  The level of imports to and exports from China could be adversely affected by the failure to continue market reforms or changes to existing pro-export economic policies.  It may also be adversely affected by changes in political, economic and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes.  For instance, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods and restricting currency exchanges within China.  This may have the effect of reducing the supply of goods available for export and may, in turn, result in a decrease of demand for shipping.  A decrease in the level of imports to and exports from China could adversely affect our business, operating results and financial condition.  In addition, a number of our largest bareboat charter counterparties are Chinese financial institutions.  Changes in the economic conditions of China (and any government response to such changes) may cause these financial institutions to adopt new positions or policies in their dealings with us.

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

The Chinese legal system is based on written statutes and their interpretations by the Standing Committee of the National People’s Congress and the Supreme People’s Court.  Prior court decisions may be cited for reference but have limited precedential value.  Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade.  However, because these laws and regulations are relatively new, there is a general lack of authoritative interpretive guidance and because of the limited number of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties.  We conduct a substantial portion of our business in China or with Chinese counter parties.  For example, we enter into charters with Chinese customers, which charters may be subject to the laws and regulations in China.  We may, therefore, be required to incur compliance or other administrative costs, and pay new taxes or other fees to the Chinese government.  In addition, our three newbuilding vessels are being built at Chinese shipyards.  Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports and our vessels being built at Chinese shipyards, and could have a material adverse effect on our business, results of operations and financial condition.

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

If the fair market value of our vessels declines, we might not be in compliance with various covenants in our ship financing facilities, some of which require the maintenance of a certain percentage of fair market value of the vessels securing the facility to the principal outstanding amount of the loans under the facility or a maximum ratio of total liabilities to market value of adjusted total assets or a minimum market value adjusted net worth.

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

Furthermore, as described under “Item 5.  Operating and Financial Review and Prospects - A. Operating Results - Critical Accounting Policies - Impairment of long-lived assets,” due to the decline during the past years in vessel values, we have recorded an impairment charge in  our consolidated financial statements which have adversely affected our financial results.  In addition, because we sold vessels at a time when vessel prices had fallen and before we recorded an impairment adjustment to our consolidated financial statements, the sale proceeds were less than the vessels’ carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings.

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

The vast majority of commercial vessels are built to safety and other vessel requirements established by private classification, or class, societies such as the American Bureau of Shipping.  The class society certifies that a vessel is safe and seaworthy in accordance with its standards and regulations, which is an element of compliance with the International Convention for the Safety of Life at Sea of 1974 (“SOLAS”), and, where so engaged, the applicable conventions, rules and regulations adopted by the country of registry of the vessel.  Every classed vessel is subject to a specific program of periodic class surveys consisting of annual surveys, an intermediate survey and a class renewal or special survey normally every five years.  Surveys become more intensive as the vessel ages.

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

In order to comply with emerging ballast water treatment requirements, we may have to purchase ballast water treatment systems for 63 vessels in our fleet and modify such vessels to accommodate such systems.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water.  Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019.  For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ships constructed on or after September 8, 2017 are to comply with the D-2 standards on or after September 8, 2017.  We currently have 63 vessels that do not comply with the updated guideline. We are in the process of acquiring the relevant equipment, and costs of compliance may be substantial and adversely affect our cash flows.

Furthermore, United States regulations are currently changing.  Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water within two years.  The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

New environmental regulations could increase the cost of operating our vessels

Any passage of environmental legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level, that restricts emissions of greenhouse gases, or the use of scrubbers could require us to make significant financial expenditures which we cannot predict with certainty at this time.

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

Our business could be adversely impacted if we are found to have violated economic sanctions, prohibitions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the E.U.  and its member countries or another applicable jurisdiction against countries or territories such as Iran, Sudan, Syria, North Korea, Cuba and Crimea.  U.S. economic sanctions, for example, prohibit a wide scope of conduct, target numerous countries and individuals, are frequently updated or changed and have vague application in many situations.

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

Additionally, the U.S. Iran Threat Reduction Act (which was signed into law in 2012) amended the Securities Exchange Act of 1934, as amended, to require issuers that file annual or quarterly reports under Section 13(a) of the Exchange Act to include disclosure in their annual and quarterly reports as to whether the issuer or its affiliates have knowingly engaged in dealings with certain types of counterparties in Iran or with certain entities or individuals appearing on U.S. sanctioned party lists.

Although we believe that we are in compliance with applicable sanctions laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the relevant sanctions restrictions are often ambiguous and change regularly.  Any such violation could result in fines or other penalties that could severely impact our ability to access U.S. and European capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us.  Even inadvertent violations of economic sanctions laws and regulations can result in the imposition of material fines and restrictions and could adversely affect our business, financial condition and results of operations, our reputation, and the market price of our common shares.  In addition, regardless of any violation of applicable sanctions laws, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have ties of any kind to countries identified by the United States as state sponsors of terrorism (currently, Iran, North Korea, Sudan and Syria).  The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade.  Moreover, our charterers may violate applicable sanctions laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation.

Our operating results are subject to seasonal fluctuations.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates.  This seasonality may result in volatility in our operating results to the extent that we enter into new charter agreements or renew existing agreements during a time when charter rates are weaker or we operate our vessels on the spot market or index based time charters, which may result in quarter-to-quarter volatility in our operating results.  The dry bulk sector is typically stronger during the 2nd half of the year in anticipation of increased consumption of coal and other raw materials in the northern hemisphere.  In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities.  Since we charter our vessels principally in the spot market, our revenues from our dry bulk carriers may be weaker during the fiscal quarters ended March 31 and June 30, and stronger during the fiscal quarters ended September 30 and December 31.

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

The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.  Each of our existing vessels is ISM Code-certified, and each of the vessels that we have agreed to acquire will be ISM Code-certified when delivered to us.  However, if we are found not to be in compliance with ISM Code requirements, we may have to incur material direct and indirect costs to resume compliance and our insurance coverage could be adversely impacted as a result of non-compliance.  Our vessels may also be delayed or denied port access if they are found to be in non-compliance, which could result in charter claims and increased inspection and operational costs even after resuming compliance.  Any failure to comply with the ISM Code could negatively affect our business, financial condition, cash flows and results of operations.

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

Sulfur regulations to reduce air pollution from ships are likely to require retrofitting of vessels with exhaust gas cleaning systems (“scrubbers”) and will cause us to incur significant costs which we may be unable to recover.

The IMO announced in October 2016 that as of January 1, 2020, there will be a cap on sulfur content in vessel air emissions globally, with the exhaust gas from burning bunker fuel being limited to 0.5% m/m sulfur content, instead of  3.5% m/m sulfur currently. From January 1, 2020, vessels will be required to remove sulfur from emissions through installing scrubbers or burning more expensive marine fuel with lower sulfur content. We have decided to install scrubbers on the majority of our vessels in order to comply with this regulation (the “Scrubber Retrofitting Program”). We expect the Scrubber Retrofitting Program will be completed by early 2020.  We expect the Scrubber Retrofitting Program will cost an aggregate of $173.9 million. As of February 28, 2019, we have entered into agreements to finance $134.2 million of these costs with the proceeds of new indebtedness. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Additionally, there is no guarantee that our investment in the Scrubber Retrofitting Program will be successful. We expect that our scrubber-equipped vessels will be able to continue using the lower-priced standard 3.5% sulfur marine bunker fuel, making them more desirable to charterers because of their lower total fuel costs compared to vessels not equipped with scrubbers, which will be forced to burn low-sulfur fuel (which we expect will be much more expensive). Yet, if sulfur emissions regulations are relaxed, if their implementation or enforcement is delayed, or if the cost differential between low sulfur fuel and high sulfur fuel is lower than anticipated, we may not realize the economic benefits or recover the cost of the Scrubber Retrofitting Program. As a result, we may experience a material, adverse effect on our financial condition and results of operations due to any of the foregoing changes.

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

We generate all of our revenue in U.S. dollars, and the majority of our expenses are denominated in U.S. dollars.  However, a portion of our ship operating and administrative expenses are denominated in currencies other than U.S. dollars.  In addition, a substantial portion of our recently committed capital expenditure for vessel upgrades (the Scrubber Retrofitting Program) is denominated in Euro. For the years ended December 31, 2017 and 2018, we incurred approximately 6% and 6%, respectively, of our operating expenses and 53% and 52%, respectively, of our general and administrative expenses in currencies other than U.S. dollars.  This difference could lead to fluctuations in net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro.  Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing our earnings.  Declines in the value of the dollar could lead to higher expenses payable by us.  In order to mitigate our exposure to the foreign currency risk arising from our commitment for vessel upgrades denominated in Euro, in 2018 we converted a substantial amount of our cash into Euro (approximately €70.8 million). We have and we may in the future enter into derivatives or non-derivative instruments from time to time in the future in order to minimize this risk.  Any future use of financial derivatives or non- derivative instruments would involve certain risks, including the risk that losses on a hedged position could exceed the notional amount invested in the instrument and the risk that the counterparty to the derivative or non-derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Risks Related to Our Company

We cannot assure you that we will be successful in finding employment for all of our vessels.

As of February 28, 2019, our existing fleet of 108 vessels had an aggregate capacity of approximately 12.1 million dwt.  We have also acquired construction contracts for three newbuilding vessels, with scheduled deliveries to us between March 2019 and June 2019.  We also hold call options and have sold corresponding put options on four Capesize vessels, with exercise dates in early April 2019. We intend to employ our vessels primarily in the spot market, under short term time charters or voyage charters.  We cannot assure you that we will be successful in finding employment for our vessels in the volatile spot market immediately upon their deliveries to us or whether any such employment will be at profitable rates, nor can we assure you continued timely employment of our existing vessels.  If demand for our vessels is not at desirable levels, we may not be able to generate enough revenues to operate profitably or to generate positive cash flows.  In such a case, we may need to undertake further restructuring activities or deleveraging measures in the future, which could have a material adverse effect on our business and results of operations and have a material and adverse effect on holders of our common shares.

We are highly leveraged, which could significantly limit our ability to execute our business strategy and has increased the risk of default under our debt obligations.

As of February 28, 2019, we had $1,458 million of outstanding indebtedness under our outstanding credit facilities and debt securities, including our capital lease obligations and the 2022 Senior Notes.

Our outstanding debt agreements impose operating and financial restrictions on us.  These restrictions limit our ability, or the ability of our subsidiaries party thereto, to among other things:

•	pay dividends if there is an event of default under our credit facilities;

•	incur additional indebtedness, including the issuance of guarantees, or refinance or prepay any indebtedness, unless certain conditions exist;

•	create liens on our assets, unless otherwise permitted under our credit facilities;

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;

•	acquire new or sell vessels, unless certain conditions exist;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	enter into a new line of business.

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

Our substantial leverage and the restrictions included in our debt agreements could materially and adversely affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or other purposes, could make us more vulnerable to general adverse economic, regulatory and industry conditions, and could limit our flexibility in planning for, or reacting to, changes and opportunities in the markets in which we compete.

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

We are currently free to make dividend payments under our debt agreements, but we may be unable to pay dividends in the future.

Under the terms of a number of our outstanding financing arrangements, we are subject to various restrictions on our ability to pay dividends.  Our financing arrangements prevent us from paying dividends if an event of default exists under our credit facilities or if certain financial ratios are not met.  See “Item 5.  Operating and Financial Review and Prospects-B.  Liquidity and Capital Resources-Senior Secured Credit Facilities” and Note 8, “Long Term Debt” to our audited consolidated financial statements, for more information regarding these restrictions contained in our financing arrangements.  In general, when dividends are paid, they are distributed from our operating surplus, in amounts that allow us to retain a portion of our cash flows to fund vessel or fleet acquisitions and for debt repayment and other corporate purposes, as determined by our management and board of directors.

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

Our operating and financial systems may not be adequate as we expand our fleet, and our attempts to implement those systems may be ineffective.  In addition, we rely on our managers for crew management.  Shoreside personnel are recruited by Star Bulk Management Inc., Star Bulk Shipmanagement Company (Cyprus) Limited, and Starbulk S.A. through referrals from other shipping companies and traditional methods of securing personnel, such as placing classified advertisements in shipping industry periodicals.  Our managers may not be able to continue to hire suitable employees as we expand our fleet.  If we are unable to operate our financial and operations systems effectively, recruit suitable employees or if our managers encounter business or financial difficulties, our performance may be materially and adversely affected.

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

The charter rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life.  Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly.  Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits.  The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations.  If new dry bulk carriers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease.  In addition, although we view the fuel efficiency of our Eco-type vessels, which we define as vessels that are designed to be more fuel-efficient than standard vessels of similar size and age, as a competitive advantage, this competitive advantage may eventually erode (along with vessel value) as more Eco-type vessels are put into service by our competitors and older, less fuel-efficient vessels are retired.  As a result, our business, results of operations, cash flows and financial condition could be adversely affected by technological innovation.

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

Our vessels are and will be employed in a highly competitive market that is capital intensive and highly fragmented.  Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do.  Competition for the transportation of dry bulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers.  Due in part to the highly fragmented market, competitors with greater resources could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer.  If we are unable to successfully compete with other dry bulk shipping companies, our results of operations would be adversely impacted.

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

Historically, we have grown through acquisitions, including the 2014 Transactions and the 2018 Transactions (each as defined below under “Item 4.  Information on the Company”), and we have built a number of newbuilding vessels.  In addition, one of our strategies is to continue to grow by expanding our operations and adding to our fleet.  Our future growth will primarily depend upon a number of factors, some of which may not be within our control.  These factors include our ability to:

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

Finally, acquisitions may require additional equity issuances, which may dilute our common shareholders if issued at lower prices than the price they acquired their shares, or debt issuances (with amortization payments), which could lower our available cash.  If any such events occur, our financial condition may be adversely affected.  We cannot give any assurance that we will be successful in executing our growth plans, obtain appropriate financings on a timely basis or on terms we deem reasonable or acceptable or that we will not incur significant expenses and losses in connection with our future growth.

In the 2014 Transactions, we acquired a 50% interest in Heron.

In the 2014 Transactions, we acquired a convertible loan to Heron, which has been converted into 50% of the equity of Heron.  Heron is a 50-50 joint venture between Oceanbulk Shipping and ABY Group Holding Limited  During 2015, all vessels previously owned by Heron either were sold to third parties or distributed to Heron’s equity holders.  As part of these distributions, we acquired the two Heron Vessels.  While Oceanbulk Shipping and ABY Group Holding Limited intend that Heron eventually will be dissolved shortly after local authorities in Malta permit, until that occurs, contingencies to us may arise.  However, the pre-transaction investors in Heron will effectively remain as ultimate beneficial owners of Heron, until Heron is dissolved on the basis that, according to the Merger Agreement, any cash received from the final liquidation of Heron will be transferred to the sellers of the corresponding transaction.  Under the Merger Agreement, we only agreed to issue 423,141 of our common shares, adjusted for the June 2016 Reserve Stock Split, and pay an amount of $25.0 million in cash, for the acquisition of the two Heron Vessels. In July 2018, ABY Group Holding Limited transferred to ABY Florianna Limited its interests to Heron.

We are and will be exposed to volatility in the LIBOR and intend to selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

The loans under our credit facilities are generally advanced at a floating rate based on LIBOR, which was volatile prior to 2008 and can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. LIBOR has been at relatively low levels but  has demonstrated an increasing trend during recent periods.  Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings.  Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

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

In addition, in July 2017, the U.K. Financial Conduct Authority announced that it intends to stop collecting LIBOR rates from banks after 2021.  The announcement indicates that LIBOR will not continue to exist on the current basis.  We are unable to predict the effect of any changes to LIBOR, the establishment and success of any alternative reference rates, or any other reforms to LIBOR or any replacement of LIBOR that may be enacted in the United Kingdom or elsewhere.  Such changes, reforms or replacements relating to LIBOR could have an adverse impact on the market for or value of any LIBOR-linked securities, loans, derivatives or other financial instruments or extensions of credit held by us. As such, LIBOR-related changes could affect our overall results of operations and financial condition.

We have made and in the future may make acquisitions and significant strategic investments and acquisitions, which may involve a number of risks.  If we are unable to address these risks successfully, such acquisitions and investments could have a materially adverse impact on our business, financial condition and results of operations.

We have undertaken a number of acquisitions and investments in the past, including the 2014 Transactions, the 2018 Transactions (as defined below under “Item 4.  Information on the Company”),  and the Scrubber Retrofitting Program, and may do so from time to time in the future.  The risks involved with these acquisitions and investments include:

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

We are a public company, and as such, we have significant legal, accounting and other expenses in addition to our registration and listing expenses.  In addition, Sarbanes-Oxley, as well as rules subsequently implemented by the SEC, Nasdaq and Oslo Børs, have imposed various requirements on public companies, including changes in corporate governance practices, and these requirements may continue to evolve.  We and our management personnel, and other personnel, if any, will need to devote a substantial amount of time to comply with these requirements.  Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.

Sarbanes-Oxley requires, among other things, that we maintain and periodically evaluate our internal control over financial reporting and disclosure controls and procedures.  In particular, we need to perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of Sarbanes-Oxley.  Our compliance with Section 404 may require that we incur substantial accounting expenses and expend significant management efforts.  If either management or our independent registered public accounting firm is unable to continue to provide reports as to the effectiveness of our internal control over financial reporting if required, our investors could lose confidence in the reliability of our financial statements, which could decrease the price of our common shares.  Further, if we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated.

There is a risk that we could be treated as a U.S. domestic corporation for U.S. federal income tax purposes after the merger of Star Maritime with and into Star Bulk, with Star Bulk as the surviving corporation, or the Redomiciliation Merger, which would adversely affect our earnings.

Section 7874(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), provides that, unless certain requirements are satisfied, a corporation organized outside of the United States which acquires substantially all of the assets (through a plan or a series of related transactions) of a corporation organized in the United States will be treated as a U.S. domestic corporation for U.S. federal income tax purposes if shareholders of the U.S. corporation whose assets are being acquired own at least 80% of the non-U.S. acquiring corporation after the acquisition.  If Section 7874(b) of the Code were to apply to Star Maritime and the Redomiciliation Merger (as defined below), then, among other consequences, we, as the surviving entity of the Redomiciliation Merger, would be subject to U.S. federal income tax as a U.S. domestic corporation on our worldwide income after the Redomiciliation Merger.  Upon completion of the Redomiciliation Merger and the concurrent issuance of shares to TMT Co.  Ltd., or “TMT”, a shipping company headquartered in Taiwan, under the acquisition agreements, the shareholders of Star Maritime owned less than 80% of the Company.  Therefore, we believe that the Company should not be subject to Section 7874(b) of the Code after the Redomiciliation Merger.  Star Maritime obtained an opinion of its counsel, Seward & Kissel LLP (“Seward & Kissel”), that Section 7874(b) of the Code should not apply to the Redomiciliation Merger.  However, there is no authority directly addressing the application of Section 7874(b) of the Code to a transaction such as the Redomiciliation Merger where shares in a foreign corporation such as the Company are issued concurrently with (or shortly after) a merger.  In particular, since there is no authority directly applying the “series of related transactions” or “plan” provisions to the post-acquisition share ownership requirements of Section 7874(b) of the Code, the U.S. Internal Revenue Service, or the “IRS”, may not agree with Seward & Kissel’s opinion on this matter.  Moreover, Star Maritime has not sought a ruling from the IRS on this point.  Therefore, the IRS may seek to assert that we are subject to U.S. federal income tax on our worldwide income for taxable years after the Redomiciliation Merger, although Seward & Kissel is of the opinion that such an assertion should not be successful.

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

We believe that we qualify for the exemption from U.S. federal income taxation under Section 883 of the Code for our 2018 taxable year.  Accordingly, we do not believe that we will be subject to the 4% U.S. federal income tax on our United States source gross shipping income for our 2018 taxable year. Due to the factual nature of this inquiry, no assurance can be given of our ability to claim this exemption from U.S. federal income tax for future taxable years.

If a significant portion of our income is United States source gross shipping income, the imposition of such tax could have a negative effect on our business and would result in decreased earnings.

A change in tax laws, treaties or regulations, or their interpretation could result in a significant negative impact on our earnings and cash flows from operations.

We are an international company that conducts business throughout the world.  Tax laws and regulations are highly complex and subject to interpretation.  Consequently, a change in tax laws, treaties or regulations, or in the interpretation thereof, or in and between countries in which we operate, could result in a materially high tax expense or higher effective tax rate on our worldwide earnings, and such change could be significant to our financial results.

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

Investors are encouraged to consult their own tax advisors concerning the overall tax consequences of the ownership of our common shares arising in an investor’s particular situation under U.S. federal, state, local and foreign law.

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

Risks Related to Our Relationships with Mr. Pappas, Oaktree and Other Parties

Affiliates of Oaktree own a significant portion of our common shares, subject to certain restrictions on voting, acquisitions and dispositions thereof.

As of February 28, 2019, Oaktree and its affiliates beneficially own 31,587,490 common shares, which would represent approximately 33.9% of our outstanding common shares.  However, pursuant to the Oaktree Shareholders Agreement, Oaktree and certain affiliates thereof have agreed to voting restrictions, ownership limitations and standstill restrictions.  For instance, Oaktree and its affiliates will be entitled to nominate a maximum of four out of nine members of our board of directors, subject to certain additional limitations.  In addition, Oaktree and its affiliates will be required to vote their voting securities in excess of 33% of the outstanding voting securities (subject to adjustment as set forth in the Oaktree Shareholders Agreement) proportionately with the votes cast by the other shareholders, subject to certain exceptions, which include (i) voting against a change of control transaction with an unaffiliated buyer and (ii) voting in favor of a change of control transaction with an unaffiliated buyer (but only if such transaction is approved by a majority of disinterested directors).  In addition, Oaktree and affiliates thereof will be subject to certain standstill restrictions, and may not receive a control premium for their common shares as part of a change of control transaction.  Despite the foregoing limitations, Oaktree and its affiliates are able to exert considerable influence over us.  Oaktree and its affiliates may be able to prevent or delay a change of control of us and could preclude any unsolicited acquisition of us.  The concentration of ownership and voting power in Oaktree may make some transactions more difficult or impossible without the support of Oaktree, even if such events are in the best interests of our other shareholders.  The concentration of voting power in Oaktree may have an adverse effect on the price of our common shares.  As a result of such influence, we may take actions that our other shareholders do not view as beneficial, which may adversely affect our results of operations and financial condition and cause the value of your investment to decline.

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

While we do not expect that our Chief Executive Officer, Mr. Petros Pappas, will have any material relationships with any companies in the dry bulk shipping industry other than us, he will continue to be involved in other areas of the shipping industry, including as the founder of Oceanbulk Maritime, a dry cargo shipping company, and as a member of the management of PST Tankers LLC, which is a joint venture between Oaktree and entities controlled by the family of Mr. Petros Pappas involved in the product tanker businesses.  Both children of our Chief Executive Officer are equity holders of Oceanbulk Maritime and/or Interchart, and in various other entities, some of which are involved in the dry bulk shipping industry.  These other affiliations and ventures could cause distraction to Mr. Pappas as our Chief Executive Officer if he focuses a substantial portion of his time on them, and the involvement of Mr. Pappas with other ventures could cause conflicts of interest with us.

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

Two of our directors are affiliated with Oaktree.  Our directors who are affiliates of Oaktree have fiduciary duties to us and in addition have duties to Oaktree.  In addition, under the Oaktree Shareholders Agreements, none of our officers or directors who is also an officer, director, employee or other affiliate of Oaktree or an officer, director or employee of an affiliate of Oaktree will be liable to us or our shareholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Oaktree or its affiliates instead of us, or does not communicate information regarding a corporate opportunity to us that such person or affiliate has directed to Oaktree or its affiliates.  As a result, such circumstances may entail real or apparent conflicts of interest with respect to matters affecting both us and Oaktree, whose interests, in some circumstances, may be adverse to ours.  In addition, as a result of Oaktree’s ownership interest, conflicts of interest could arise with respect to transactions involving business dealings between us and Oaktree or their affiliates, including potential business transactions, potential acquisitions of businesses or properties, the issuance of additional securities, the payment of dividends by us and other matters.

Our executive officers will not devote all of their time to our business, which may hinder our ability to operate successfully.

Our executive officers participate in business activities not associated with us, including serving as members of the management teams of Oceanbulk Maritime and PST Tankers LLC, and are not required to work full-time on our affairs.  Initially, we expect that each of our executive officers will devote a substantial portion of his/her business time to the completion of our newbuilding program and management of our Company.  Our executive officers may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of other companies with which they may be affiliated, including those companies listed above.  This structure may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor.  This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly the next determination will be made with respect to us on June 30, 2019.  We will lose our foreign private issuer status if more than 50% of our outstanding voting securities are directly or indirectly held of record by residents of the U.S., and:

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

We are incorporated under the laws of the Republic of the Marshall Islands and certain of our subsidiaries are also incorporated under the laws of the Republic of the Marshall Islands, Liberia, Cyprus, Malta and Switzerland, and we conduct operations in countries around the world.  The Marshall Islands has passed an act implementing the U.N. Commission on Internal Trade Law (UNCITRAL) Model Law on Cross-Border Insolvency, or the Model Law. The adoption of the Model Law is intended to implement effective mechanisms for dealing with issues related to cross-border insolvency proceedings and encourages cooperation and coordination between jurisdictions. Notably, the Model Law does not alter the substantive insolvency laws of any jurisdiction and does not create a bankruptcy code in the Marshall Islands. Instead, the Act allows for the recognition by the Marshall Islands of foreign insolvency proceedings, the provision of foreign creditors with access to courts in the Marshall Islands, and the cooperation with foreign courts.  Consequently, in the event of any bankruptcy, insolvency or similar proceedings involving us or one of our subsidiaries, bankruptcy laws other than those of the United States could apply.  We have limited operations in the United States.  If we become a debtor under the United States bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries.  There can be no assurance, however, that we would become a debtor in the United States or that a United States bankruptcy court would be entitled to, or accept, jurisdiction over such bankruptcy case or that courts in other countries that have jurisdiction over us and our operations would recognize a United States bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

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

Our Articles of Incorporation authorize us to issue 300,000,000 common shares, of which 92,627,349 shares had been issued and 92,285,986 (excluding 341,363 treasury shares) were outstanding as of December 31, 2018.  Sales of a substantial number of shares of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares.  These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.  We intend to issue additional shares of our common shares in the future.  Our shareholders may incur dilution from any future equity offering and upon the issuance of additional shares of our common shares upon the exercise of options we have granted to certain of our executive officers or upon the issuance of additional common shares pursuant to our equity incentive plans.

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

On September 26, 2018, we filed a registration statement on Form F-3 (File No.  333-227538), which became effective on October 5, 2018.  This registration statement covers the resale of up to 44,294,986 of our common shares by Oaktree, affiliates of Mr. Petros Pappas, affiliates of York, affiliates of Augustea and OCC (each as defined below under “Item 4.  Information on the Company”).  Additionally, we are a party to the Registration Rights Agreement, as amended, with Oaktree, affiliates of Mr. Petros Pappas, York and Augustea, see “Item 7.  Major Shareholders and Related Party Transactions—B.  Related Party Transactions.” The acquisition agreement with E.R. (as defined below under “Item 4.  Information on the Company”) also provides E.R. with certain registration rights. The Registration Rights Agreement and the acquisition agreement with E.R. provide certain demand registration rights and shelf registration rights to Oaktree, affiliates of Mr. Petros Pappas, York, Augustea and E.R. in respect of common shares held by them, subject to certain conditions.  In the event that we register additional common shares for sale to the public, we will be required to give notice to Oaktree, affiliates of Mr. Petros Pappas, York, Augustea and E.R. of our intention to effect such registration and, subject to certain limitations, we will be required to include common shares held by those holders in such registration.  The resale of these common shares in addition to the offer and sale of the other securities included in such registration statements may have an adverse effect on the market price of our common shares.  If Oaktree, affiliates of Mr. Petros Pappas, York, Augustea or E.R. were to sell large blocks of our common shares or the perception that such sales could occur, the market price of our common shares could drop significantly, it could become difficult for us to raise funds through future offerings of our common shares or acquire other businesses using our common shares as consideration.

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

Star Maritime Acquisition Corp.  (“Star Maritime”), was organized under the laws of the State of Delaware on May 13, 2005 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or similar business combination, one or more assets or target businesses in the shipping industry.  On December 21, 2005, Star Maritime consummated its initial public offering.  Star Maritime’s common stock and warrants started trading on the American Stock Exchange under the symbols “SEA” and “SEA.WS,” respectively, on December 21, 2005.

On January 12, 2007, Star Maritime and Star Bulk entered into definitive agreements to acquire a fleet of eight dry bulk carriers, referred to as the initial fleet.

On November 2, 2007, the Commission declared effective our joint proxy/registration statement filed on Forms F-1/F-4 and on November 27, 2007, we obtained shareholders’ approval for the acquisition of the initial fleet and for effecting a merger (the “Redomiciliation Merger”) as a result of which Star Maritime merged into Star Bulk with Star Maritime merging out of existence and Star Bulk being the surviving entity.  The Redomiciliation Merger became effective on November 30, 2007, and the common shares and warrants of Star Maritime ceased trading on the American Stock Exchange under the symbols SEA and SEA.WS, respectively.  Our common shares and warrants started trading on the Nasdaq Global Select Market on December 3, 2007, under the ticker symbols “SBLK” and “SBLKW,” respectively.  All of our warrants expired worthless and ceased trading on the Nasdaq Global Select Market on March 15, 2010.  We began our operations on December 3, 2007, with the delivery of our first vessel Star Epsilon.

2014 Transactions

On February 25, 2014, we acquired 33% of the total outstanding common stock of Interchart, a Liberian company affiliated with family members of our Chief Executive Officer, which acts as chartering broker to our fleet, for a total consideration of $0.2 million in cash and 4,520 restricted common shares issued on April 1, 2014.  The ownership interest was purchased from an entity affiliated with family members of our Chief Executive Officer, including our former director Ms. Milena-Maria Pappas.  We and Interchart are parties to a services agreement for chartering, brokering and commercial services for our vessels for a monthly fee of $0.3 million.  The agreement following consecutive renewals is currently effective until December 31, 2019.

On July 11, 2014, we completed a merger (the “Merger”), pursuant to which we acquired Oceanbulk Shipping LLC (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC (“Oceanbulk Carriers” and, together with Oceanbulk Shipping, “Oceanbulk”) from entities affiliated with family members of Mr. Petros Pappas, our Chief Executive Officer, and Oaktree Capital Management.  Oceanbulk owned and operated a fleet of 12 dry bulk carrier vessels and owned contracts for the construction of 25 newbuilding dry bulk fuel-efficient Eco-type vessels at shipyards in Japan and China.  The consideration paid by us in the Merger to the sellers of Oceanbulk was 9,679,153 common shares.  Concurrently with the Merger, we acquired two Kamsarmax vessels (the “Heron Vessels”) from Heron Ventures Ltd. (“Heron”).  On November 11, 2014, we entered into two separate agreements with Heron to acquire the two Heron Vessels, namely Star Gwyneth and Star Angelina, which were delivered to us on December 5, 2014.  The cost for the acquisition of these vessels was determined based on the fair value of the 423,141 common shares, issued on July 11, 2014, in connection with the Heron Transaction, of $25.1 million and $25.0 million in cash payment which was financed by a secured term loan agreement with CiT Finance LLC in the amount of $25.3 million (“the Heron Vessels Facility”).  In addition, as part of the Merger we acquired the issued and outstanding shares of Dioriga Shipping Co.  and Positive Shipping Company (collectively, the “Pappas Companies”), which were entities owned and controlled by affiliates of the family of Mr. Petros Pappas, our Chief Executive Officer.  The Pappas Companies owned and operated a dry bulk carrier vessel, Tsu Ebisu and had a contract for the construction of a newbuilding dry bulk carrier vessel, Indomitable (ex-HN 5016), which was delivered to us in January 2015.  The consideration paid for the Pappas Companies was 718,546 common shares.  We refer to the above transactions as the “July 2014 Transactions.”

In connection with the July 2014 Transactions, Mr. Petros Pappas became our Chief Executive Officer, Mr. Hamish Norton became our President, Mr. Christos Begleris became our Co-Chief Financial Officer and Mr. Nicos Rescos became our Chief Operating Officer.  Mr. Spyros Capralos resigned as our Chief Executive Officer but remained with us as our Non-Executive Chairman, and Mr. Zenon Kleopas (our former Chief Operating Officer) continued as our Executive Vice President—Technical Operations.  Executive management for the year ended December 31, 2018 consists of our CEO, President, Co-CFOs and COO.  For more information, see “Item 6.  Directors, Senior Management and Employees.”

In connection with the July 2014 Transactions, we entered into a shareholders agreement with Oaktree and a shareholders agreement with Mr. Petros Pappas and his children, Ms. Milena-Maria Pappas (our former director) and Mr. Alexandros Pappas, and entities affiliated with them (“Pappas Shareholders”) (see “Item 7.  Major Shareholders and Related Party Transactions—B.  Related Party Transactions.”).  We also entered into an Amended and Restated Registration Rights Agreement among us, Oaktree, affiliates of Mr. Petros Pappas and Monarch Alternative Capital LP (“Monarch”) (the “Registration Rights Agreement”).  For more information regarding the terms of the Registration Rights Agreement, see “Item 7.  Major Shareholders and Related Party Transactions—B.  Related Party Transactions.”

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

2018 Transactions

On June 28, 2018, we completed the acquisition of three newbuilding Newcastlemax vessels (the “OCC Vessels”) with an aggregate capacity of 0.62 million dwt from Oceanbulk Container Carriers LLC (“OCC”), an entity affiliated with Oaktree Capital Management L.P. and with family members of our CEO, Mr. Petros Pappas (the “OCC Vessel Acquisition”), for an aggregate consideration of 3,304,735 common shares.

On July 6, 2018, we completed the acquisition of 15 operating vessels with an aggregate capacity of 1.48 million dwt (the “Songa Vessels”) from Songa Bulk ASA (“Songa”) for aggregate consideration of 13,725,000 common shares of the Company and $145.0 million in cash (the “Songa  Vessel Acquisition”).  Following, and in connection with, this transaction, our common shares commenced trading on the Oslo Stock Exchange under the ticker “SBLK”. Companies controlled by Messrs. Arne Blystad, Magnus Roth and Herman Billung, represent approximately 29% of the outstanding shares of Songa. Upon completion of the Songa Vessel Acquisition, Mr. Arne Blystad was appointed to our board of directors as class C Director and Mr. Herman Billung joined our management team as Senior Vice President.

On August 3, 2018, we completed the acquisition of 16 vessels (the “Augustea Vessels”) with an aggregate capacity of 1.94 million dwt from entities affiliated with Augustea Atlantica SpA (“Augustea”) and York Capital Management (“York”) in an all-share transaction (the “Augustea Vessel Acquisition”).  As consideration for the Augustea Vessel Acquisition, we issued 10,277,335 common shares to the sellers of the Augustea Vessels. Under the terms of the agreement governing the Augustea Vessel Acquisition, the consideration was determined based on the average vessel valuations by independent vessel appraisers. As part of the transaction, we assumed debt of approximately $308.3 million. Upon completion of the Augustea Vessel Acquisition, Mr. Raffaele Zagari was appointed to our board of directors as a Class C Director.

In connection with the OCC Vessel Acquisition and the Augustea Vessel Acquisition, we amended the Registration Rights Agreement to add OCC, Augustea and York as parties. See “Item 7.  Major Shareholders and Related Party Transactions—B.  Related Party Transactions—Registration Rights Agreement.”

On August 27, 2018, we entered into a definitive purchase agreement for  the acquisition of three operating dry bulk vessels (the “Step 1 Vessels”) within 2018 ( the “Step 1 Acquisition”), and options to acquire additional four operating dry bulk vessels (the “Step 2 Vessels”) and, together with the Step 1 Vessels, the (“E.R Vessels”) in 2019 (the “Step 2 Acquisition”) from entities affiliated with E.R. Capital Holding GmbH & Cie. KG (“E.R.”). Pursuant to a three party novation agreement with charterers and E.R., the charterparties existing at the time of the deliveries of each of the E.R. Vessels were novated to Star Bulk. The Step 1 Vessels consisted of two Capesize and one Supramax vessel and the Step 2 Vessels consisted of four Capesize vessels. The first Step 1 Vessel was delivered in October 2018 and the remaining two of the Step 1 Vessels, Star Marianne and Star Janni were delivered to us in January 2019.

The Step 1 Vessels were acquired for an aggregate of approximately 1.34 million common shares of Star Bulk (the “Step 1 Consideration Shares”) and $41.70 million in cash subject to adjustments for our cash, debt and remaining capital expenditures as of one business day prior to the delivery date of each of the Step 1 Vessels. In relation to the  Step 2 Vessels, E.R. granted us a separate call option to acquire each of the four Step 2 Vessels for an aggregate exercise price of $115.39 million or $28.85 million per Step 2 Vessel (the “Call Options”),  exercisable on April 1, 2019. Concurrently, we granted E.R. a separate put option to acquire each of the four Step 2 Vessels with an aggregate exercise price of $105.39 million or $26.35 million per Step 2 Vessel (the “Put Options”) exercisable by E.R. from April 2, 2019 to April 4, 2019 (inclusive), if we do not exercise the Call Options. The aggregate exercise price of the Call and Put Options is payable at our option in either, 2/3 cash and 1/3 common shares (the “Step 2 Consideration Shares”) or 100% cash. The number of Step 2 Consideration Shares to be issued to E.R. (if any) will be determined on the basis of the net asset value of the Company, which will be based on the average vessel valuations by independent vessel appraisers as of March 31, 2019 and will be subject to adjustments for our cash, debt and remaining capital expenditures as of one business day prior to the delivery date of each of the Step 2 Vessels. This transaction is collectively herein referred to as “E.R. Vessel Purchase Transaction.”

In connection with the E.R. Vessel Purchase Transaction, we granted E.R. certain demand registration rights and shelf registration rights.

We refer to the above transactions as the “2018 Transactions.” In connection with the 2018 Transactions, we entered into, amended or assumed a number of credit facilities. See “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Senior Secured Credit Facilities”.

From time to time, in response to changing market conditions, we have disposed certain of our vessels (the majority of which were older vessels) and have sold, cancelled or transferred some of our newbuilding vessels.  As a result, our fleet currently includes 108 operating vessels, with three additional newbuilding vessels under construction in China with expected deliveries in the first half of 2019, and is well-positioned to take advantage of any recovery in the dry bulk market.

B.	Business overview

General

We are an international shipping company with extensive operational experience that owns and operates a fleet of dry bulk carrier vessels.  Taking into consideration the sales of vessels Star Aurora and Star Kappa, discussed elsewhere herein, as well as the delivery of our three new building vessels, we will have a fleet of 109 vessels consisting of Newcastlemax, Capesize, mini- Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with a carrying capacity between 52,055 dwt and 209,537 dwt.  Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes.  Our highly experienced executive management team, with an extensive shipping industry experience, is led by Mr. Petros Pappas, who has more than 40 years of shipping industry experience and has managed more than 390 vessel acquisitions and dispositions.

As of February 28, 2019, our operating fleet of 108 vessels had an aggregate capacity of approximately 12.1 million dwt.  We have also acquired contracts for the construction of three of the latest generation “Eco-type” vessels at a shipyard in China, which we define as vessels that are designed to be more fuel-efficient than standard vessels of similar size and age.  As of February 28, 2019, the remaining payments for our three newbuilding vessels were expected to be $90.8 million. The vessels are expected to be delivered between March 2019 and June 2019. We also had call options and sold respective put options on four Capesize vessels, with exercise dates in early April 2019.

Scrubber Retrofitting Program

The IMO announced on October, 2016 that as of January 1, 2020, there will be a cap on sulfur content in vessel air emissions globally, with the exhaust gas from burning bunker fuel being limited to 0.5% m/m sulfur content, instead of 3.5% m/m sulfur currently. From January 1, 2020 vessels will be required to remove sulfur from emissions through installing scrubbers or burning more expensive marine fuel with lower sulfur content. Our scrubber-equipped vessels will be able to continue using the lower-priced standard 3.5% sulfur marine bunker fuel, making them more desirable to charterers because of their lower total fuel costs compared to vessels not equipped with scrubbers, which will be forced to burn low-sulfur fuel (which we expect will be much more expensive). As such, we have decided to install scrubbers on the majority of our vessels in order to comply with this regulation (the “Scrubber Retrofitting Program”). We expect the Scrubber Retrofitting Program will be completed by early 2020.  We expect the Scrubber Retrofitting Program will cost an aggregate of $173.9 million. As of February 28, 2019, we have entered into agreements to finance $134.2 million of these costs with the proceeds of new indebtedness.

We have decided to install scrubbers on the majority of our vessels, which we are financing, in part, with the proceeds of new indebtedness and believe will increase our competitive advantage commercially making our fleet more attractive to charterers and cargo owners. As of December 31, 2018, the remaining payments under our Scrubber Retrofitting Program are expected to be $141.0 million and will be made through 2020 when the installation will be completed.

As of February 28, 2019, we had $160.9 million of cash on hand and we had obtained commitments for $225.6 million, in the form of secured credit facilities or lease arrangements to finance our newbuilding and Scrubber Retrofitting Program discussed above. Taking into consideration the sales of vessels Star Aurora and Star Kappa, discussed elsewhere herein, as well as the delivery of our three new building vessels, by end of June 2019, we expect our fleet to consist of 109 wholly owned vessels, with an average age of 8.0 years and an aggregate capacity of 12.5 million dwt. On a fully delivered basis and based on publicly available information, we believe our fleet will make us one of the largest U.S. publicly traded dry bulk shipping companies by deadweight tonnage.

Our Fleet

We have built a fleet through timely and selective acquisitions of secondhand and newbuilding vessels.  Our fleet is well-positioned to take advantage of economies of scale in commercial, technical and procurement management.  Because of the industry reputation and relationships of Mr. Pappas and our senior management, we have contracted with leading Japanese and Chinese shipyards for the construction of our newbuilding vessels.  We have a large, modern, fuel-efficient and high-quality fleet, which emphasizes the largest Eco-type Capesize and Newcastlemax vessels, built at leading shipyards and featuring the latest technology.  As a result, we believe we will have an opportunity to capitalize on rising market demand during a period of reduced fleet growth, customer preferences for our ships and economies of scale, while enabling us to capture the benefits of fuel cost savings through spot time charters or voyage charters.

Each of our newly delivered and newbuilding vessels is equipped with a vessel remote monitoring system that provides data to monitor fuel and lubricant consumption and efficiency on a real-time basis.  While these monitoring systems are generally available in the shipping industry, we believe that they can be cost-effectively employed only by large-scale shipping operators, such as us.

In addition, as discussed above, pursuant to our Scrubber Retrofitting Program, the majority of our fleet will be fitted with emissions scrubbers by January 2020 when the IMO sulfur cap regulations come into force. We believe that the new maritime regulations will have a strong impact on the maritime industry and will distinguish us from other dry bulk owners that will have conventional dry bulk vessels that will not be able to consume less expensive bunker fuel with higher sulfur content.

Our large size vessels, primarily transports minerals from the Americas and Australia to East Asia, particularly China, but also Japan, South Korea, Taiwan, Indonesia and Malaysia.  Our lower size vessels carry minerals, grain products and steel between the Americas, Europe, Africa, Australia and Indonesia and from these areas to China, Japan, South Korea, Taiwan, the Philippines and Malaysia.

The following tables summarize key information about our operating and newbuilding fleet, as of February 28, 2019:

Operating Fleet

	Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
1	Sea Diamond Shipping LLC	Goliath	209,537	July 15, 2015	2015
2	Pearl Shiptrade LLC	Gargantua	209,529	April 2, 2015	2015
3	Star Ennea LLC	Star Poseidon	209,475	February 26, 2016	2016
4	Coral Cape Shipping LLC	Maharaj	209,472	July 15, 2015	2015
5	Star Castle II LLC	Star Leo (1)	207,939	May 14, 2018	2018
6	ABY Eleven Ltd	ABOY Laetitia (1)	207,896	August 3, 2018	2017
7	Domus Shipping LLC	Star Ariadne (1)	207,812	March 28, 2017	2017
8	Star Breezer LLC	Star Virgo (1)	207,810	March 1, 2017	2017
9	Star Seeker LLC	Star Libra (1)	207,765	June 6, 2016	2016
10	ABY Nine Ltd	ABOY Sienna (1)	207,721	August 3, 2018	2017
11	Clearwater Shipping LLC	Star Marisa (1)	207,709	March 11 2016	2016
12	ABY Ten Ltd	ABOY Karlie (1)	207,566	August 3, 2018	2016
13	Star Castle I LLC	Star Eleni (1)	207,555	January 3, 2018	2018
14	Festive Shipping LLC	Star Magnanimus (1)	207,490	March 26, 2018	2018

15	Cape Ocean Maritime LLC	Leviathan	182,511	September 19, 2014	2014
16	Cape Horizon Shipping LLC	Peloreus	182,496	July 22, 2014	2014
17	Star Nor I LLC	Star Claudine (1)	181,258	July 6, 2018	2011
18	Star Nor II LLC	Star Ophelia (1)	180,716	July 6, 2018	2010
19	Christine Shipco LLC	Star Martha	180,274	October 31, 2014	2010
20	Sandra Shipco LLC	Star Pauline	180,233	December 29, 2014	2008
21	Pacific Cape Shipping LLC	Pantagruel	180,181	July 11, 2014	2004
22	Star Borealis LLC	Star Borealis	179,678	September 9, 2011	2011
23	Star Polaris LLC	Star Polaris	179,546	November 14, 2011	2011
24	Star Nor III LLC	Star Lyra (1)	179,147	July 6, 2018	2009
25	Star Regg II LLC	Star Janni	178,978	January 7, 2019	2010
26	Star Regg I LLC	Star Marianne	178,906	January 14, 2019	2010
27	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
28	Sky Cape Shipping LLC	Big Fish	177,662	July 11, 2014	2004
29	Global Cape Shipping LLC	Kymopolia	176,990	July 11, 2014	2006
30	Star Trident XXV Ltd.	Star Triumph	176,343	December 8, 2017	2004
31	ABY Fourteen Ltd	ABY Scarlett	175,800	August 3, 2018	2014
32	ABY Fifteen Ltd	Star Audrey	175,125	August 3, 2018	2011
33	Sea Cape Shipping LLC	Big Bang	174,109	July 11, 2014	2007
34	Star Aurora LLC	Star Aurora	171,199	September 8, 2010	2000
35	ABY I LLC	Paola (tbr Star Paola)	115,259	August 3, 2018	2011
36	ABM One Ltd	ABML Eva (tbr Star Eva)	106,659	August 3, 2018	2012
37	Nautical Shipping LLC	Amami	98,681	July 11, 2014	2011
38	Majestic Shipping LLC	Madredeus	98,681	July 11, 2014	2011
39	Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011
40	Star Vega LLC	Star Vega	98,681	February 13, 2014	2011
41	ABY II LLC	Star Aphrodite	92,006	August 3, 2018	2011
42	Augustea Bulk Carrier Ltd	Star Piera	91,952	August 3, 2018	2010
43	Augustea Bulk Carrier Ltd	Star Despoina	91,945	August 3, 2018	2010
44	Star Nor IV LLC	Star Electra (1)	83,494	July 6, 2018	2011
45	Star Alta I LLC	Star Angelina	82,981	December 5, 2014	2006
46	Star Nor VI LLC	Star Luna (1)	82,687	July 6, 2018	2008
47	ABY Seven Ltd	ABY Jeannette (tbr Star Jeanette)	82,567	August 3, 2018	2014
48	Star Alta II LLC	Star Gwyneth	82,790	December 5, 2014	2006
49	Star Trident I LLC	Star Kamila	82,769	September 3, 2014	2005
50	Star Nor V LLC	Star Bianca (1)	82,672	July 6, 2018	2008
51	Grain Shipping LLC	Pendulum	82,619	July 11, 2014	2006
52	Star Trident XIX LLC	Star Maria	82,598	November 5, 2014	2007

53	Star Trident XII LLC	Star Markella	82,594	September 29, 2014	2007
54	Star Trident IX LLC	Star Danai	82,574	October 21, 2014	2006
55	Star Trident XI LLC	Star Georgia	82,298	October 14, 2014	2006
56	Star Trident VIII LLC	Star Sophia	82,269	October 31, 2014	2007
57	Star Trident XVI LLC	Star Mariella	82,266	September 19, 2014	2006
58	Star Trident XIV LLC	Star Moira	82,257	November 19, 2014	2006
59	Star Trident XVIII LLC	Star Nina	82,224	January 5, 2015	2006
60	Star Trident X LLC	Star Renee	82,221	December 18, 2014	2006
61	Star Trident II LLC	Star Nasia	82,220	August 29, 2014	2006
62	Star Trident XIII LLC	Star Laura	82,209	December 8, 2014	2006
63	Star Trident XV LLC	Star Jennifer	82,209	April 15, 2015	2006
64	Star Nor VIII LLC	Star Mona (1)	82,188	July 6, 2018	2012
65	Star Trident XVII LLC	Star Helena	82,187	December 29, 2014	2006
66	Star Nor VII LLC	Star Astrid (1)	82,158	July 6, 2018	2012
67	Waterfront Two Ltd	ABY Asia (tbr Star Alessia) (1)	81,944	August 3, 2018	2017
68	Star Nor IX LLC	Star Calypso (1)	81,918	July 6, 2018	2014
69	Star Gaia LLC	Star Charis	81,711	March 22, 2017	2013
70	Star Elpis LLC	Star Suzanna	81,711	May 15, 2017	2013
71	Mineral Shipping LLC	Mercurial Virgo	81,545	July 11, 2014	2013
72	Star Nor X LLC	Stardust (1)	81,502	July 6, 2018	2011
73	Star Nor XI LLC	Songa Sky (tbr Star Sky) (1)	81,466	July 6, 2018	2010
74	ABY III LLC	Star Lydia	81,187	August 3, 2018	2013
75	ABY IV LLC	Star Nicole	81,120	August 3, 2018	2013
76	ABY Three Ltd	ABY Virginia (tbr Star Virginia)	81,061	August 3, 2018	2015
77	Star Nor XII LLC	Star Genesis (1)	80,705	July 6, 2018	2010
78	Star Nor XIII LLC	Star Flame (1)	80,448	July 6, 2018	2011
79	Star Trident III LLC	Star Iris	76,466	September 8, 2014	2004
80	Star Trident XX LLC	Star Emily	76,417	September 16, 2014	2004
81	Orion Maritime LLC	Idee Fixe (1)	63,458	March 25, 2015	2015
82	Primavera Shipping LLC (ex- Spring Shipping LLC)	Roberta (1)	63,426	March 31, 2015	2015
83	Success Maritime LLC	Laura (1)	63,399	April 7, 2015	2015
84	Ultra Shipping LLC	Kaley (1)	63,283	June 26, 2015	2015
85	Blooming Navigation LLC	Kennadi	63,262	January 8, 2016	2016
86	Jasmine Shipping LLC	Mackenzie	63,226	March 2, 2016	2016
87	Star Uranus LLC	Star Anna	63,038	November 16, 2018	2015
88	Star Nor XV LLC	Star Wave (1)	61,491	July 6, 2018	2017
89	Star Challenger I LLC	Star Challenger	61,462	December 12, 2013	2012

90	Star Challenger II LLC	Star Fighter (1)	61,455	December 30, 2013	2013
91	Star Axe II LLC	Star Lutas	61,347	January 6, 2016	2016
92	Aurelia Shipping LLC	Honey Badger	61,320	February 27, 2015	2015
93	Rainbow Maritime LLC	Wolverine	61,292	February 27, 2015	2015
94	Star Axe I LLC	Star Antares	61,258	October 9, 2015	2015
95	Star Asia I LLC	Star Aquarius	60,916	July 22, 2015	2015
96	Star Asia II LLC	Star Pisces	60,916	August 7, 2015	2015
97	ABY Five Ltd	ABY Monica (tbr Star Monica)	60,935	August 3, 2018	2015
98	Star Nor XIV LLC	Songa Glory (tbr Star Glory) (1)	58,680	July 6, 2018	2012
99	Star Trident VII LLC	Diva	56,582	July 24, 2017	2011
100	Glory Supra Shipping LLC	Strange Attractor	55,742	July 11, 2014	2006
101	Star Regg III LLC	Star Bright	55,783	October 10, 2018	2010
102	Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
103	Star Gamma LLC	Star Gamma	53,098	January 4, 2008	2002
104	Star Zeta LLC	Star Zeta	52,994	January 2, 2008	2003
105	Star Theta LLC	Star Theta	52,425	December 6, 2007	2003
106	Star Epsilon LLC	Star Epsilon	52,402	December 3, 2007	2001
107	Star Cosmo LLC	Star Cosmo	52,247	July 1, 2008	2005
108	Star Kappa LLC	Star Kappa	52,055	December 14, 2007	2001
		Total dwt	12,054,137

(1)	Subject to a bareboat charter with purchase obligation at the expiration of the bareboat charter.

Newbuilding Vessels

	Wholly Owned Subsidiaries	Newbuildings Name	Type	DWT	Expected Delivery Date
1	New Era I Shipping LLC	HN 1388 (tbn Katie K) (1)	Newcastlemax	208,000	Mar-19
2	New Era II Shipping LLC	HN 1389 (tbn Debbie H) (1)	Newcastlemax	208,000	Apr-19
3	New Era III Shipping LLC	HN 1390 (tbn Ocean Ayesha) (1)	Newcastlemax	208,000	Jun-19
		Total dwt		624,000

(1)	Subject to a bareboat charter with purchase obligation at the expiration of the bareboat charter.

Our Competitive Strengths

We believe that we possess a number of competitive strengths in our industry, including:

We manage a high quality modern fleet

We own a modern, diverse, high quality fleet of dry bulk carrier vessels. As of February 28, 2019, our fleet consists of 108 vessels currently in the water, and three additional Newcastlemax newbuilding vessels to be delivered from SWS by the end of June 2019. Taking into consideration the sales of vessels Star Aurora and Star Kappa, discussed elsewhere herein, as well as the delivery of our three new building vessels by end of June, 2019, our fleet will consist of 109 vessels, with an aggregate carrying capacity of 12.5 million dwt and an average age of 8.0 years. We also hold call options and have sold corresponding put options on four modern Capesize vessels, with exercise dates in early April 2019. In addition, we expect the majority of the fleet to be scrubber fitted by January 2020.

We believe that owning a modern, high quality fleet reduces operating costs, improves safety and provides us with a competitive advantage in securing favorable time charters. We maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea, and adopting a comprehensive maintenance program for each vessel. Furthermore, we take a proactive approach to safety and environmental protection through comprehensively planned maintenance systems, preventive maintenance programs and by retaining and training qualified crews.

Based on the scale, scope and quality of our fleet and our commercial and technical management capabilities and because much of our fleet is currently chartered on the spot market, we believe we are well-positioned to take advantage of the ongoing recovery in the dry bulk market.

In-house commercial and technical management of our fleet enable us to have very competitive operating expenses and high vessel maintenance standards

We conduct a significant portion of the commercial and technical management of our vessels in-house through our wholly owned subsidiaries, Star Bulk Management Inc., Star Bulk Shipmanagement Company (Cyprus) Limited and Starbulk S.A. We believe having control over the commercial and technical management provides us with a competitive advantage over many of our competitors by allowing us to more closely monitor our operations and to offer higher quality performance, reliability and efficiency in arranging charters and the maintenance of our vessels. We also believe that these management capabilities contribute significantly in maintaining a lower level of vessel operating and maintenance costs, without sacrificing the quality of our operations. Reflecting the continued quality of our vessels, as of February 28, 2019, we are considered as a top quality service provider and we are rated among the top five operators among approximately 70 shipowners by Rightship, a ratings agency that evaluates the condition of dry bulk vessels.

Focus on scrubber fitted fuel efficient vessels and new technology to improve vessel operations

Because of emissions standards that limit the sulfur content of vessel emissions that are expected to go into effect on January 1, 2020, through our Scrubber Retrofitting Program, we are investing in installing emissions scrubbers on the vast majority of our fleet.  Our scrubber-equipped vessels will be able to continue using the lower-priced standard 3.5% sulfur marine bunker fuel, making them more desirable to charterers because of their lower total fuel costs compared to vessels not equipped with scrubbers, which will be forced to burn low-sulfur fuel (which we expect will be much more expensive). The lower fuel costs will give us the opportunity to generate advantageous TCE rates. In addition, our Eco-type vessels (all of our vessels built from 2014 onwards), enable us to take advantage of available fuel cost savings and operational efficiencies. Most of our operating vessels have been or are in the process of being equipped with sliding engine valves and alpha lubricators, which provide increased fuel efficiency and decreased lubricant consumption, and approximately 30% of our operating fleet has been equipped with a sophisticated vessel remote monitoring system. The vessel remote monitoring system allows us to collect real-time information on the performance of critical on-board equipment, with a particular focus on fuel consumption and engine performance. Using this information, we are able to be proactive in identifying potential problems and to evaluate optimum operating parameters during various sea passage conditions. We also are able to compare actual vessel performance to reported vessel performance and provide feedback to crews in real time, thereby reducing the likelihood of errors or omissions by our crews. The vessel remote monitoring system is designed to enhance our ability to manage the operations of our vessels, thereby increasing operational efficiency and reducing maintenance costs and off-hire time. Finally, because of the similarities between certain of our vessels, we can take advantage of efficiencies in crewing, training and spare parts inventory management and can apply technical and operational knowledge of one ship to its sister ships.

Experienced management team with a strong track record in the shipping industry

Our company’s leadership has considerable shipping industry expertise. Our founder and Chief Executive Officer, Mr. Pappas, has an established track record in the dry bulk industry, with more than 40 years of experience and more than 390 vessel acquisitions and dispositions. Mr. Pappas has extensive experience in operating and investing in shipping, including through his family’s principal shipping operations and investment vehicle, Oceanbulk Maritime. Mr. Pappas also has extensive relationships in the shipping industry, and he has leveraged his deep relationships with shipbuilders to formulate our newbuilding program.

Mr. Hamish Norton, our President, is an executive of Oceanbulk Maritime and the Chief Financial Officer and Head of Corporate Development of Oceanbulk’s joint ventures with Oaktree since 2012 with an extensive experience in the shipping industry. Prior to joining Oceanbulk Maritime, from 2007 through 2012, Mr. Norton was  Managing Director and the Global Head of the Maritime Group at Jefferies LLC, and from 2000 to 2007, he was head of the shipping practice at Bear Stearns. Mr. Norton has advised in numerous capital markets and mergers and acquisitions transactions by shipping companies.

Mr. Christos Begleris, our Co-Chief Financial Officer, is an executive of Oceanbulk Maritime since 2013 and the Deputy Chief Financial Officer of Oceanbulk’s joint ventures with Oaktree. He has been involved in the shipping industry since 2008 and has considerable banking and capital markets experience.

Mr. Simos Spyrou, our Co-Chief Financial Officer, has served as Chief Financial Officer of Star Bulk since September 2011. Mr. Spyrou also has approximately 14 years of experience in the Greek equity and derivative markets at the Hellenic Exchanges Group.

Mr. Nicos Rescos, our Chief Operating Officer, has served as the Chief Operating Officer of Oceanbulk Maritime since April 2010 and had served as the Commercial Director of Goldenport Holdings Inc. since 2000. He has been involved in the shipping industry in key commercial positions since 1993 and has strong expertise in the dry bulk, container and product tanker markets.

Mrs. Charis Plakantonaki, our Chief Strategy Officer, joined us in 2015. She has been involved in the shipping industry in key strategic planning positions since 2008 and has also extensive experience in strategic development projects for multinational companies across different industries.

For more information on our management team, see “Item 6.  Directors, Senior Management and Employees - Directors, Senior Management and Employees.”

Extensive relationships with customers, lenders, shipyards and other shipping industry participants

Through Mr. Pappas and our senior management team, we have strong global relationships with shipping companies, charterers, shipyards, brokers and commercial shipping lenders. Our senior management and chartering teams have a long track record in the voyage and time chartering of dry bulk ships, which we expect will have great benefit to us in increasing the profitability of our fleet. We believe that these relationships with these counterparties and our strong sale and purchase track record and reputation as a creditworthy counterparty should provide us with access to attractive asset acquisitions, chartering and ship financing opportunities. Mr. Pappas has also leveraged his deep relationships with various shipyards to enable us to implement our newbuilding program with vessels of high specification.

Our Business Strategies

Our primary objectives are to grow our business profitably and to continue to grow as a successful owner and operator of dry bulk vessels.  The key elements of our strategy are:

Capitalize on potential increases in charter rates for dry bulk shipping

The dry bulk shipping industry is cyclical in nature. The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss, and the demand for dry bulk shipping is often dependent on economic conditions, and international trade. The recent historically low dry bulk charter rates seen in 2016 acted as a catalyst for ship owners, who scrapped a significant number of vessels, until equilibrium between demand and supply of vessels was achieved. Based on our analysis of industry dynamics, we believe that dry bulk charter rates will rise in the medium term due to historically low vessel deliveries. As of February 28, 2019, the global dry bulk carrier order book amounted to approximately 11.2% of the existing fleet at that time. During 2018, a total of 4.5 million dwt was scrapped, representing the lowest annual scrapping figure in a decade, as the dry bulk freight market improved. As of February 28, 2019, the year to date 2019 demolition rate is 1.5 million dwt, which represents a 36% increase over the demolition rate for the corresponding period in 2018 due to a series of dry bulk export disruptions and the US-China trade war having weighed on freight during the seasonally low first quarter. Historically, from 2006 to 2017, vessel annual demolition rate averaged 16.2 million dwt per year, with a high of 33.41 million dwt scrapped in 2012. Given the relatively low dry bulk orderbook and the upcoming IMO 2020 sulfur regulation, vessel supply is likely to be relatively constrained during the next two years. While the charter market remains at current levels, we intend to operate our vessels in the spot market under short-term time charter market or voyage charters in order to benefit from any future increases in charter rates and the increased attractiveness of our scrubber-equipped vessels as sulfur emissions standards go into effect on January 1, 2020.

Charter our vessels in an active and sophisticated manner

Our business strategy is centered on arranging voyage and short-term time charters for our vessels given the current market levels. This approach is also tailored specifically to the fuel efficiency of our younger vessels. While this process is more difficult and labor intensive than placing our vessels on longer-term time charters, it can lead to greater profitability, particularly for vessels that have lower fuel consumption than typical vessels. When operating a vessel on a voyage charter, we (as owner of the vessel) will incur fuel costs, and therefore, we are in a position to benefit from fuel savings (particularly for our Eco-type vessels). If charter market levels rise, we may employ part of our fleet in the long-term time charter market, while we may be able to more advantageously employ our newer Eco-type vessels in the voyage charter market and/or short-term time charters in order to capture the benefit of available fuel cost savings. Our large, diverse and high quality fleet provides scale to major charterers, such as iron ore miners, utility companies and commodity trading houses. On December 17, 2014, we announced the formation of a long-term strategic partnership with a significant iron ore mining company for the chartering of three Newcastlemax vessels, under an index-linked voyage charter for a five-year period. This arrangement allows us to take the full benefit of the vessels’ increased cargo carrying capacity as well as potential savings arising from their fuel efficiency, as we will be compensated on a $/ton basis, while being responsible for the voyage expenses of the vessels. We seek similar arrangements with other charterers, providing the scale required for the transportation of large commodity volumes over a multitude of trading routes around the world.

On January 25, 2016, we entered into a Capesize vessel pooling agreement (“CCL”) with Bocimar International NV, Golden Ocean Group Limited and C Transport Holding Ltd. As of December 31, 2018, we operated eight of our Capesize dry bulk vessels as part of one combined CCL fleet. The CCL fleet consists of approximately 77 modern Capesize vessels and is being managed out of Singapore and Antwerp. Each vessel owner is responsible for the operating, accounting and technical management of its respective vessels. The objective of this pool is to provide improved scheduling ability through the joint marketing opportunity that CCL represents for our Capesize vessels, with the overall aim of enhancing economic efficiencies.

On October 3, 2017, we formed Star Logistics LLC ( “Star Logistics”) as a new subsidiary, through which we charter-in a number of third-party vessels on a short- to medium- term basis (usually not exceeding one year) to increase our operating capacity in order to satisfy our clients’ needs. The creation of Star Logistics has and is expected to further expand our commercial capability through additional commercial expertise on the Kamsarmax and geared bulk carriers (i.e. Ultramax and Supramax vessels). Moreover, Star Logistics provides us with access to considerable cargo flow and market information as it is staffed by an experienced team of shipping logistics professionals and is based in Geneva, Switzerland, giving us a significant presence in a main center of the dry bulk commodities market.

Expand and renew our fleet through opportunistic acquisitions of high-quality vessels at attractive prices

As market conditions continue to improve, we may opportunistically acquire high-quality vessels at attractive prices that are accretive to our cash flow. We also look to opportunistically renew our fleet by replacing older vessels that have higher maintenance and survey costs and lower operating efficiency with newer vessels that have lower operating costs, fewer maintenance and survey requirements, lower fuel consumption and overall enhanced commercial attractiveness to our charterers. When evaluating acquisitions, we will consider and analyze, among other things, our expectations of fundamental developments in the dry bulk shipping industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications with particular regard to fuel consumption, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. We believe that these circumstances combined with our management’s knowledge of the shipping industry may present an opportunity for us to continue to grow our fleet at favorable prices.

Maintain a strong balance sheet through moderate use of leverage

We finance our fleet, including future vessel acquisitions, with a mix of debt (subject to certain restrictions in our debt agreements) and equity, and we intend to maintain moderate levels of leverage over time, even though we may have the capacity to obtain additional financing. As of December 31, 2018, our debt to total capitalization ratio was approximately 49%. Charterers have increasingly favored financially solid vessel owners, and we believe that our balance sheet strength will enable us to access more favorable chartering opportunities, as well as give us a competitive advantage in pursuing vessel acquisitions from commercial banks and shipyards, which in our experience have recently displayed a preference for contracting with well-capitalized counterparties.

Competition

Demand for dry bulk carriers fluctuates in line with the main patterns of trade of the major dry bulk cargoes and varies according to their supply and demand.  We compete with other owners of dry bulk carriers in the Newcastlemax, Capesize, mini-Capesize, Post Panamax, Panamax (including the Kamsarmax subcategory), Ultramax and Supramax size sectors.  Ownership of dry bulk carriers is highly fragmented.  We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator.

Customers

We have well-established relationships with major dry bulk charterers, which we serve by carrying a variety of cargoes over a multitude of routes around the globe.  We charter out our vessels to first class iron ore miners, utilities companies, commodity trading houses and diversified shipping companies.

For the year ended December 31, 2018, we derived 15% of our voyage revenues from one of our customers.

Seasonality

Demand for vessel capacity has historically exhibited seasonal variations and, as a result, fluctuations in charter rates.  This seasonality may result in quarter-to-quarter volatility in our operating results for vessels trading in the spot market.  The dry bulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere.  Seasonality in the sector in which we operate could materially affect our operating results and cash flows.

Operations

In-house Management of the Fleet

Star Bulk Management, Star Bulk Shipmanagement Company (Cyprus) Limited and Starbulk S.A., three of our wholly-owned subsidiaries, perform the operational and technical management services for the majority of the vessels in our fleet, including chartering, marketing, capital expenditures, personnel, accounting, paying vessel taxes and maintaining insurance.

On October 3, 2017, we formed a new wholly owned subsidiary, Star Logistics. Star Logistics charters-in a number of third-party vessels on a short- to medium- term basis (usually not exceeding one year) to increase its operating capacity in order to satisfy its clients’ needs. In addition, Star Logistics contributes to the expansion of the commercial capability of Star Bulk through additional commercial expertise and advanced tools on the Kamsarmax and geared bulk carriers. Star Logistics is based in Geneva, Switzerland.

As of December 31, 2018, we had 169 employees engaged in the day to day management of our fleet, including our executive officers, through Star Bulk Management Inc, Star Bulk Shipmanagement Company (Cyprus) Limited, Starbulk S.A. and Star Logistics. Star Bulk Management Inc., Star Bulk Shipmanagement Company (Cyprus) Limited, Starbulk S.A. and Star Logistics employ a number of additional shore-based executives and employees designed to ensure the efficient performance of our activities.  We reimburse and/or advance funds as necessary to our in-house managers in order for them to conduct their activities and discharge their obligations, at cost.

Star Bulk Management Inc. is responsible for the management of the vessels.  Star Bulk Management’s responsibilities include, inter alia, locating, purchasing, financing and selling vessels, deciding on capital expenditures for the vessels, paying vessels’ taxes, negotiating charters for the vessels, managing the mix of various types of charters, developing and managing the relationships with charterers and the operational and technical managers of the vessels.  Star Bulk Management Inc. subcontracts certain vessel management services to Starbulk S.A.

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

Outsourced Management of the fleet

Following the completion of the Songa Vessel Purchase Transaction, we appointed Songa Shipmanagement Ltd, an entity affiliated with certain of the sellers of the corresponding transaction and specifically with one of our directors, Mr. Blystad (see Item 6. Directors, Senior Management and Employees, A. Directors, Senior Management and Employees) as the technical manager of certain of our vessels.

Following the completion of the Augustea Vessel Purchase Transaction, we appointed Augustea Technoservices Ltd., an entity affiliated with certain of the sellers of the corresponding transaction and specifically with one of the Company’s directors, Mr. Zagari (see Item 6. Directors, Senior Management and Employees, A. Directors, Senior Management and Employees) as the technical manager of certain of our vessels.

During 2018, we have also appointed Equinox Maritime Ltd, Zeaborn GmbH & Co. KG and Technomar Shipping Inc., which are third party management companies, to provide certain management services to our vessels.

Songa Shipmanagement Ltd, Augustea Technoservices Ltd, Equinox Maritime Ltd, Zeaborn GmbH & Co. KG and Technomar Shipping Inc., provide technical, operation and crewing management services to certain of the vessels in our fleet.

As of December 31, 2018, Songa Shipmanagement Ltd, Augustea Technoservices Ltd, Equinox Maritime Ltd, Zeaborn GmbH & Co. KG and Technomar  Shipping Inc., provided management services to 33 of the 107 vessels of our fleet.

Basis for Statements

The International Dry Bulk Shipping Industry

Dry bulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage.  In 2018, based on preliminary figures, it is estimated that approximately 5.2 billion tons of dry bulk cargo was transported by sea.

The demand for dry bulk carrier capacity is derived from the underlying demand for commodities transported in dry bulk carriers, which is influenced by various factors such as broader macroeconomic dynamics, globalization trends, industry specific factors, geological structure of ores, political factors, and weather.  The demand for dry bulk carriers is determined by the volume and geographical distribution of seaborne dry bulk trade, which in turn is influenced by general trends in the global economy and factors affecting demand for commodities.  During the 1980s and 1990s seaborne dry bulk trade increased by 1-2% per annum.  However, over the last decade, between 2008 and 2018, seaborne dry bulk trade increased at a compound annual growth rate of 4.0%, substantially influenced by the entrance of China in the World Trade Organization.  The global dry bulk carrier fleet may be divided into seven categories based on a vessel’s carrying capacity.  These main categories consist of:

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

•
Post-Panamax vessels, which are vessels with carrying capacities of between 90,000 and 100,000 dwt.  These vessels tend to have a shallower draft and larger beam than a standard Panamax vessel, and a higher cargo capacity.  These vessels have been designed specifically for loading high cubic cargoes from draft restricted ports, and they can transit the Panama Canal following the completion of its latest expansion.

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

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss, and the demand for dry bulk shipping is often dependent on economic conditions, and international trade.  The recent historically low dry bulk charter rates seen in 2016 acted as a catalyst for ship owners, who scrapped a significant number of vessels, until equilibrium between demand and supply of vessels was achieved. Based on our analysis of industry dynamics, we believe that dry bulk charter rates will rise in the medium term due to historically low vessel deliveries.  As of February 28, 2019, the global dry bulk carrier order book amounted to approximately 11.2% of the existing fleet at that time.  During 2018, a total of 4.5 million dwt was scrapped, representing the lowest annual scrapping figure in a decade, as the dry bulk freight market improved.  As of February 28, 2019, the year to date 2019 demolition rate is 1.5 million dwt, which represents a 36% increase over the demolition rate for the corresponding period in 2018 due to a series of dry bulk export disruptions and the US-China trade war having weighed on freight during the seasonally low first quarter. Historically, from 2006 to 2017, vessel annual demolition rate averaged 16.2 million dwt per year, with a high of 33.41 million dwt scrapped in 2012. Given the relatively low dry bulk orderbook and the upcoming IMO 2020 sulfur regulation, vessel supply is likely to be relatively constrained during the next two years. While the charter market remains at current levels, we intend to operate our vessels in the spot market under short-term time charter market or voyage charters in order to benefit from any future increases in charter rates and the increased attractiveness of our scrubber-equipped vessels as sulfur emissions standards go into effect on January 1, 2020.

Charter rates paid for dry bulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role.  Furthermore, the pattern seen in charter rates is broadly similar across the different charter types and between the different dry bulk carrier categories.  However, because demand for larger dry bulk carriers is affected by the volume and pattern of trade in a relatively small number of commodities, charter rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

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

Within the dry bulk shipping industry, the charter rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange, such as the Baltic Dry Index (“BDI”).  These references are based on actual charter rates under charter entered into by market participants, as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers.

The BDI declined from a high of 11,793 in May 2008 to a low of 290 in February 2016, which represents a decline of 98%.  In 2018, the BDI ranged from a low of 948 in April 2018, to a high of 1,774 in July 2018.  As of the last week of February 2019 the BDI stood at 649.  Even though charter hire levels have increased compared to the lows of 2016, there can be no assurance that they will increase further, and the market could decline again.

Environmental and Other Regulations in the Shipping Industry

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” adopted the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited.  We believe that all our vessels are currently compliant in all material respects with these regulations.

The MEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and will take effect March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019.  The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”).  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS. Owners’ compliance with LLMC requirements is covered under the Protection & Indemnity insurance.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers.   The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (GBS Standards).

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”).  As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate.  Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

The IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions.  The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures.  The impact of such regulations is hard to predict at this time.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 9, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast Water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters.  The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast Water Management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3).  Costs of compliance with these regulations may be substantial.

The cost of compliance with the BWM Convention could increase for ocean carriers and may have a material effect on our operations. Many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

The  cost of compliance with the BWM Convention, cost of compliance could increase for ocean carriers and may have a material effect on our operations. Many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention.” The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively.  As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future.  The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea.  OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).  OPA defines these other damages broadly to include:

(i)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;
(iv)	loss of subsistence use of natural resources that are injured, destroyed or lost;
(iii)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi)
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective December 21, 2015, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE released proposed changes to the Well Control Rule, which could roll back certain reforms regarding the safety of drilling operations, and the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, expanding the U.S. waters that are available for such activity over the next five years.  The effects of these proposals are currently unknown.  Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills.  Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  The CAA requires states to adopt State Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.”  The effect of this proposal on U.S. environmental regulations is still unknown.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and will replace the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required.    Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.  Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually starting on January 1, 2018, which may cause us to incur additional expenses.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  On June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement.  The timing and effect of such action has yet to be determined, but the Paris Agreement provides for a four-year exit process.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships.  The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely.  The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition.  These regulations could cause us to incur additional substantial expenses.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020.  Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions.  The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

International Labour Organization

The International Labor Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade.  We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 (“MTSA”). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC.  The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us.  We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area.  Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP5 industry standard.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping).

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel.  If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

Risk of Loss and Liability Insurance

General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew members and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident and for seamen or crew risks is limited to $3 billion. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$ 8.2 billion.  As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

C.	Organizational structure

As of December 31, 2018, we are the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under Item 18.  “Financial Statements.”

D.	Property, plant and equipment

We do not own any real property.  Our interests in the vessels in our fleet are our only material properties.  See Item 4.  “Business overview-General.”

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

We deploy our vessels on a mix of short to medium time charters or voyage charters contracts of affreighment, or in dry bulk carrier pools, according to our assessment of market conditions.  We adjust the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with medium to long-term time charters, or to profit from attractive spot charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak charter market conditions.

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

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships (i.e., administration of bank loans and bank accounts);

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	charter rates and duration of our charters;

•	age, condition and specifications of our vessels

•	levels of vessel operating expenses;

•	depreciation and amortization expenses;

•	fuel costs;

•	financing costs; and

•	fluctuations in foreign exchange rates.

We believe that the important measures for analyzing trends in the results of operations consist of the following:

•
Average number of vessels is  the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was part of our owned fleet during the period divided by the number of calendar days in that period.

•	Ownership days are the total number of calendar days each vessel in the fleet was owned by us for the relevant period.

•	Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and scrubber installation.

•	Charter-in days are the total days that we charter-in third-party vessels.

•	Fleet utilization calculated by dividing (x) Available days plus Charter-in days by (y) Ownership days plus Charter-in days for the relevant period.

•
Time charter equivalent rate.  Represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements) (please refer below for its detailed calculation).

The following table reflects certain operating data of our fleet, including our, ownership days, fleet utilization and TCE rates for the periods indicated:

(TCE rates expressed in U.S. Dollars)

	Year ended December 31 , 2016	Year ended December 31 , 2017	Year ended December 31 , 2018
Average number of vessels	69.8	69.6	87.7
Number of vessels in operation (as of the last day of the periods reported)	67	71	107
Average age of operational fleet (in years)	7.7	8.2	8.0
Ownership days	25,534	25,387	32,001
Available days	24,623	25,272	31,614
Charter-in days	366	428	5,089
Fleet utilization	96%	100%	99%
Time charter equivalent rate (TCE rate)	$6,208	$10,393	$13,768
Voyage revenues	$221,987	$327,892	$651,561

Time Charter Equivalent Rate (TCE rate)

Time charter equivalent rate (the “TCE rate”) represents the weighted average daily time charter equivalent rates of our operating fleet (including owned fleet and fleet under charter‐in arrangements). TCE rate is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses, charter‐in hire expense, amortization of fair value of above/below market acquired time charter agreements and provision for onerous contracts, if any) by Available days for the relevant time period. Available days do not include the Charter-in days as per the definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period‐to‐period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE rate may not necessarily be comparable to TCE rates of other companies due to differences in methods of calculation. The above reported TCE rate for the year ended December 31, 2017 was calculated excluding Star Logistics. We have excluded the revenues and expenses of Star Logistics because it was formed in October 2017, and its revenues and expenses had not yet normalized in that period, which obscure material trends of our TCE rate. As a result, we believe it is more informative to our investors to present the TCE rate excluding the revenues and expenses of Star Logistics for that period (December 31, 2017). The revenues and expenses of Star Logistics normalized in the year ended December 31, 2018 and are included for purposes of calculating the TCE rate. For the detailed calculation please see the table below with the reconciliation of Voyage Revenues to TCE rate. We include TCE rate, a non‐GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and assists investors and our management in evaluating our financial performance.

The following table reflects the calculation and reconciliation of TCE rate to voyage revenues as reflected in the consolidated statement of operations (for the year ended December 31, 2017, the TCE rate was calculated excluding Star Logistics):

(In thousands of U.S. Dollars, except for TCE rates expressed in U.S. Dollars)

	Year ended December 31, 2016	Year ended December 31, 2017		Year ended December 31, 2018
Voyage revenues	$221,987	$327,892 a	)	$651,561
Less:
Voyage expenses	(65,821)	(63,034)b	)	(121,596)
Charter-in hire expenses	(3,550)	(2,197)c	)	(92,896)
Amortization of fair value of below/above market acquired time charter agreements	254	-		(1,820)
Time charter equivalent revenues	$152,870	$262,661		$435,249

Available days for fleet	24,623	25,272		31,614
Time charter equivalent rate (TCE)	$6,208	$10,393		$13,768

a)
Voyage revenues used to calculate TCE rate for the year ended December 31, 2017 consist of (1) reported voyage revenues of $332.0   million minus (2) voyage revenues of $4.1 million attributable to Star Logistics.

b)
Voyage expenses used to calculate TCE rate for the year ended December 31, 2017 consist of (1) reported voyage expenses of $64.7 million minus (2) voyage expenses of $1.7 million attributable to Star Logistics.

c)
Charter‐in hire expenses  used to calculate TCE rate for the year ended December 31, 2017 consist of (1) reported charter‐in hire expenses of $5.3 million minus (2) charter‐in hire expenses of $3.1 million attributable to Star Logistics.

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our operating fleet, the duration of our charters, the number of charter in days, the amount of daily charter hire or freight rates that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the number of vessels chartered-in, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market.

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

Vessel Voyage Expenses

Voyage expenses may include port and canal charges, agency fees, fuel (bunker) expenses and brokerage commissions payable to related and third parties. Voyage expenses are incurred for both our owned and chartered-in vessels during voyage charters, ballast voyages or when the vessel is unemployed.  Bunker expenses, port and canal charges primarily increase in periods during which vessel are employed on voyage charters because these expenses are paid by the owners.  Our voyage expenses primarily consist of bunkers cost, port expenses and commissions paid in connection with the chartering of our vessels.

Charter-in hire expenses

Charter-in hire expenses represent hire expenses for chartering-in third party vessels, either under time charters or voyage charters.  Charter-in hire expenses are expected to continue to increase as the activity of Star Logistics expands.

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

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives, which is determined to be 25 years from the date of their initial delivery from the shipyard.  Depreciation is calculated based on a vessel’s cost less the estimated residual value.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors and executives’ compensation, share based compensation, legal, consulting, audit and accounting expenses.

Management Fees

Management fees include fees paid to a third party as well as related parties providing certain procurement services to our fleet.

Interest and Finance Costs

We incur interest expense and financing costs in connection with our outstanding indebtedness under our existing loan facilities (including bareboat leases with purchase obligations), the 2019 Notes (while they were outstanding) and the 2022 Notes.  We also incur financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of the relevant debt liability and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Gain / (Loss) on Derivative Financial Instruments

We may enter into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans and credit facilities.  Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value based on Level 2 observable inputs of the fair value hierarchy, such as interest rate curves, with changes in such fair value recognized in earnings under (gain)/loss on derivative financial instruments, unless specific hedge accounting criteria are met.

Gain / (Loss) on Forward Freight Agreements and Bunker Swaps

From time to time, we may take positions in freight derivatives, including freight forward agreements (the “FFAs”) and freight options with an objective to utilize those instruments as economic hedges that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices.  Upon the settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA.  Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum.  All of our FFAs are settled on a daily basis through reputable exchanges such as London Clearing House (LCH) or Singapore Exchange (SGX).  Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts.  Freight options are treated as assets/liabilities until they are settled.  Any such settlements by us or settlements to us under FFAs are recorded under (Gain)/Loss on forward freight agreements and bunker swaps.

Also, from time to time, we may enter into bunker swap contracts to manage our exposure to fluctuations of bunker prices associated with the consumption of bunkers by our vessels.  Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance.  Our bunker swaps are settled through reputable clearing houses, including the London Clearing House.  The fair value of bunker swaps is the estimated amount that we would receive or pay to terminate the swaps at the reporting date (Level 2 observable inputs of the fair value hierarchy).  Bunker price differentials paid or received under the swap agreements are recognized under (Gain)/Loss on forward freight agreements and bunker swaps.

Interest Income

We earn interest income on our cash deposits with our lenders and other financial institutions.

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

Impairment of long-lived assets: We follow guidance related to the impairment or disposal of long-lived assets, which addresses financial accounting and reporting for such impairment or disposal.  The standard requires that long-lived assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  The guidance calls for an impairment loss when the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the asset is less than its carrying amount to the extent that its carrying amount is higher than its fair market value.  The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset.  The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration agreed sale prices and third-party valuations.  In this respect, management regularly reviews the carrying amount of each vessel, including newbuilding contracts, when events and circumstances indicate that the carrying amount of a vessel or a new building contract might not be recoverable (such as vessel sales and purchases, business plans, obsolescence or damage to the asset and overall market conditions).

When impairment indicators are present, we determine if the carrying value of each asset is recoverable by comparing (A) the future undiscounted net operating cash flows for each asset, using the Value-In-Use method, to (B) the carrying values for such asset.  Our management’s subjective judgment is required in making assumptions and estimates used in forecasting future operating results for this calculation.  Such judgment is based on current market conditions, historical industry’s and Company’s specific trends, as well as expectations regarding future charter rates, vessel operating expenses, vessel’s residual value and vessel’s  utilization over the remaining useful life of the vessel, which is assumed to be 25 years from its delivery from the shipyard.  These estimates are also consistent with the plans and forecasts used by the management to conduct our business.

The future undiscounted projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent rate for the unfixed days over the estimated remaining economic life of each vessel, net of brokerage and address commissions.  Estimates of the daily time charter equivalent for the unfixed days are based on the current Forward Freight Agreement (“FFA”) rates for the first three-year period, average of FFA rates and historical rate levels for the fourth year and historical average rate levels of similar size vessels for the period thereafter.  The expected cash inflows from charter revenues are based on an assumed fleet utilization rate of approximately 98% for the unfixed days, also taking into account expected technical off-hire days.  In assessing expected future cash outflows, management forecasts vessel operating expenses, which are based on our internal budget for the first annual period, and thereafter assume an annual inflation rate of up to 3% (escalating to such level during the first three-year period and capped at the thirteenth year thereafter), management fees, vessel expected maintenance costs (for dry docking and special surveys) as well as expected costs for the procurement and installation of Ballast Water Management System where applicable in order to comply with the relevant IMO regulations.  The estimated salvage value of each vessel is $300 per light weight ton, in accordance with our vessel depreciation policy.  We use a probability weighted approach for developing estimates of future cash flows used to test our vessels for recoverability when alternative courses of action are under consideration (i.e.  sale or continuing operation of a vessel).  If our estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value with a charge recorded in earnings.

Using the framework for estimating projected future undiscounted net operating cash flows described above, we completed our impairment analysis for the years ended December 31, 2016, 2017 and 2018, for those operating vessels whose carrying values were above their respective market values and for those newbuilding vessels whose fully delivered cost was above their market value.  For the year ended 2017, no asset impairment was necessary.  An impairment loss of $29.2 million and $17.8 million was recognized for the years ended December 31, 2016 and 2018, which resulted primarily from our actual and intended vessel sales are further described elsewhere herein.

Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective.  To minimize such subjectivity, our analysis for the year ended December 31, 2018, also involved sensitivity analysis to the model input we believe is most important, being the historical rates.  In particular, in terms of our estimates for the charter rates for the unfixed period, we consider that the FFA as of December 31, 2018, which is applied in our model for the first three years period, approximates the levels of charter rates at which the Company could fix all of its unfixed vessels currently should management opted for a fully hedged chartering strategy over the next three years.  We, however, sensitized our model with regards to freight rate assumptions for the unfixed period beyond the first three years.  Our sensitivity analysis revealed that, to the extent the historical rates would not decline by more than a range of 16% to 56%, depending on the vessel, we would not require to recognize additional impairment.

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

Fair value of above/below market acquired time charters: If time charters are assumed when vessels are acquired, we value any asset or liability arising from the market value of the time charters.  The value of above- or below-market acquired time charters is determined by comparing existing charter rates in the acquired time charter agreements with the market rates for equivalent time charter agreements prevailing at the time the foregoing vessels are delivered.  Such intangible assets or liabilities are recognized ratably as adjustments to revenues over the remaining term of the assumed time charter.

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

Hedge Accounting: If the instruments are eligible for hedge accounting, at the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy undertaken for the hedge.  The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk.  Hedges are expected to be highly effective in achieving offsetting changes in cash flows or in the fair value of the hedged item and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated.  Contracts that meet the strict criteria for hedge accounting are accounted for as cash flow hedges.  A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss.     A fair value hedge is a hedge of the exposure to changes in the fair value of a recognized asset or liability, or of an unrecognized firm commitment, which in each case is attributable to a particular risk. We discontinue prospectively fair value or cash flow hedge accounting if the hedging instrument expires or is sold, terminated or exercised and/or it no longer meets all the criteria for hedge accounting, or if we will discontinue fair value or cash flow hedge accounting.

Year ended December 31, 2018 compared to the year ended December 31, 2017

Voyage revenues net of Voyage expenses: Voyage revenues for the year ended December 31, 2018 increased to $651.6 million from $332.0 million for the year ended December 31, 2017. Voyage revenues net of Voyage expenses for the year ended December 31, 2018 increased to $530.0 million from $267.3 million for the year ended December 31, 2017. This increase was primarily attributable to the significant rise in charter rates as reflected in the BDI, which led to a TCE rate of $13,768 for the year ended December 31, 2018, compared to a TCE rate of $10,393 for the year ended December 31, 2017, representing a 32% increase, as well as an increase in the average number of vessels in our fleet to 87.7 in the year ended December 31, 2018, up from 69.6 in the year ended December 31, 2017 and the increase in charter-in days to 5,089 in the year ended December 31, 2018 from 428 in the year ended December 31, 2017.  The increase in average number of vessels in 2018 was mainly due to the 2018 Transactions.

Charter-in hire expenses: For the years ended December 31, 2018 and 2017, charter hire expenses were $92.9 million and $5.3 million, respectively. The increase in charter‐in hire expenses was mainly due to an increase in charter‐in days to 5,089 in the year ended December 31, 2018 (attributable to the activities of our new subsidiary Star Logistics, which was created in the fourth quarter of 2017) from 428 in the year ended December 31, 2017 (attributable to the charter‐in of the vessel Astakos and the activities of Star Logistics).

Vessel operating expenses: For the years ended December 31, 2018 and 2017, vessel operating expenses were $128.9 million and $101.4 million, respectively.  This increase was primarily due to the increase in the average number of vessels to 87.7 from 69.6. Vessel operating expenses for the years ended December 31, 2018 and 2017 include pre‐delivery and prejoining expenses of $1.1 million and $2.3 million, respectively, incurred in connection with the delivery of the new vessels in our fleet during each period.

Dry docking expenses: For the years ended December 31, 2018 and 2017, dry docking expenses were $9.0 million and $4.3 million, respectively.  During the year ended December 31, 2018, eight of our vessels underwent and seven of them completed their periodic dry docking surveys during the same period. During the year ended December 31, 2017, four vessels underwent and completed their periodic dry docking surveys.

Depreciation: For the years ended December 31, 2018 and 2017, depreciation expense increased to $102.9 million from $82.6 million due to the increase in number of vessels in our owned fleet.

General and administrative expenses: For the years ended December 31, 2018 and 2017, general and administrative expenses were $34.0 million and $31.0 million, respectively.  The formation of Star Logistics, the increase of the number of our employees due to the recent expansion of our fleet and a higher USD/EUR exchange rate during the year ended December 31, 2018 resulted in higher payroll cost compared to the corresponding period in 2017. In addition, general and administrative expenses increased as a result of the listing of our common shares on the Oslo Stock Exchange.

Management Fees:  For the years ended December 31, 2018 and 2017 management fees were $11.3 million and $7.5 million, respectively. The increase is attributable to the new management agreements entered into in connection with the 2018 Transactions as well as the increase in the number of our vessels.

Impairment loss: For the years ended December 31, 2018 impairment loss of $17.8 million was recognized (a) in anticipation of the sale of the Star Delta and its delivery to its new owners in early January 2019, which as of December 31, 2018, was classified as held for sale and (b) in connection with negotiated sales of two additional vessels built before 2005, Star Aurora and Star Kappa.

Interest and finance costs net of interest and other income/(loss): For the years ended December 31, 2018 and 2017, interest and finance costs net of interest and other income/(loss) were $71.8 million and $47.5 million, respectively. The increase is mainly attributable to the increase in (i) the weighted average balance of our outstanding indebtedness of $1,234.6 million during the year ended December 31, 2018 compared to $1,027.1 million for the same period in 2017 and (ii) LIBOR between the corresponding periods.

Year ended December 31, 2017 compared to the year ended December 31, 2016

Voyage revenues net of Voyage expenses: Voyage revenues for the year ended December 31, 2017 increased to $332.0 million from $222.0 million for the year ended December 31, 2016. For the year ended December 31, 2017, total voyage revenues net of voyage expenses were $267.3 million, compared to $156.2 million for the year ended December 31, 2016.  This increase was primarily attributable to the significant rise in charter rates, which led to a TCE rate of $10,393 (excluding Star Logistics) for the year ended December 31, 2017, compared to $6,208 for the year ended December 31, 2016 as well as the increase in available days due to reactivation in 2017 of all vessels that were laid-up during the year ended December 31, 2016.

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

General and administrative expenses: For the years ended December 31, 2017 and 2016, general and administrative expenses were $31.0 million and $24.6 million, respectively.  These expenses for the year ended December 31, 2017 include share-based compensation expense of $9.3 million and legal fees of $1.0 million incurred in connection with the restructuring of our indebtedness.  During the year ended December 31, 2016, general and administrative expenses included share-based compensation expense of $4.2 million and professional advisory services of $0.3 million that were not part of our ordinary course of business.  Excluding the above mentioned share-based compensation expense and one-time expenses, our general and administrative expenses were slightly increased mainly due to the higher EUR/USD exchange rate during the year ended December 31, 2017 compared to the year ended December 31, 2016 which resulted in higher wage expenses.

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

Interest and finance costs net of interest and other income/(loss): For the years ended December 31, 2017 and 2016, interest and finance costs net of interest and other income/(loss) were $47.5 million and $40.3 million, respectively.  The respective increase is attributable to: (i) the increase in LIBOR between the periods, (ii) the increase in the weighted average balance of our outstanding indebtedness to $1,027.1 million during the year ended December 31, 2017 compared to $978.8 million for the same period in 2016 and (iii) the decrease in interest capitalized from general debt in connection with the payments made for our newbuilding vessels to $2.4 million from $3.9 million, respectively, which is recognized as a credit to the interest and finance costs.  The increase was partially offset by higher interest income earned due to higher outstanding cash balances held in time deposits during 2017.

Gain/(Loss) on derivative financial instrument, net: During the year ended December 31, 2017, we recorded a gain on derivative financial instruments of $0.2 million, while during the year ended December 31, 2016 we recorded a loss on derivative financial instruments of $2.1 million in connection with our interest rate swaps that do not qualify for hedge accounting.  The reversal of the aforementioned loss into a gain is attributable to the increase in LIBOR during the respective periods.

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

Recent Accounting Pronouncements

For recent accounting pronouncements see Note 2 to our consolidated financial statements, including for the effects of the adoption of the new accounting guidance for revenue from contracts with customers (ASC 606) and presentation of restricted cash in the statements of cash flows (ASU 2016-18).

B.	Liquidity and Capital Resources

Historically, our principal sources of funds have been equity provided by our shareholders through equity offerings, additional debt under secured credit facilities, debt securities or bareboat lease financings, cash flows from operations and vessel sales.  Our principal uses of funds have been capital expenditures to establish, grow our fleet, maintain the quality of our dry bulk carriers and comply with international shipping standards, environmental laws and regulations, fund working capital requirements, make principal and interest payments on outstanding indebtedness and to make dividend payments when approved by the Board of Directors.

Our short-term liquidity requirements include paying operating costs, funding working capital requirements and the short-term equity portion of the cost of vessel acquisitions and vessel upgrades, interest and principal payments on outstanding indebtedness and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows.  Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from debt and equity financings.

Our medium- and long-term liquidity requirements are funding the equity portion of our newbuilding vessel installments and secondhand vessel acquisitions, funding required payments under our vessel financing and other financing agreements and paying cash dividends when declared.  Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations, new debt or capital lease financing, sale and lease back arrangements, equity issuances and vessel sales.

As of December 31, 2018, the total aggregate payments related to the construction of our remaining three newbuilding vessels were expected to be $95.2 million, payable upon their delivery. Delivery is expected between March 2019 and June 2019 for all our three newbuilding vessels.  In connection with the acquisition of the two E.R. Vessels Star Janni and Star Marianne total remaining payments as of December 31, 2018 were $27.7 million which were financed through proceeds from two tranches under ABN $115.0 million Facility.

Additionally, as of December 31, 2018, the total aggregate payments relating to the remaining Scrubber Retrofitting Program were $141.0 million, payable through the completion of the program in 2020. As of December 31, 2018, we have entered into agreements to finance $92.4 million of these costs with the proceeds of new indebtedness.

As of February 28, 2019, we had $160.9 million of cash on hand and we had obtained commitments for $225.6 million, in the form of secured credit facilities or lease arrangements to finance our newbuilding and Scrubber Retrofitting Program discussed above.

As of February 28, 2019, we had outstanding borrowings (including bareboat lease commitments and 2022 Notes) of $1,458 million.

We believe that our current cash balance, together with committed financing  and our operating cash flows to be generated over the short-term period will be sufficient to meet our 2019 liquidity needs and at least through the end of the first quarter of 2020, including funding the operations of our fleet, capital expenditure requirements and any other present financial requirements.  However, we may seek additional indebtedness to refinance our existing debt or to finance future vessels acquisitions or replacements in order to maintain our strong cash position.  Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial and equity markets, that are beyond our control.

We may fund possible growth through our cash balances, operating cash flows, additional long-term borrowing, capital leases, sale and lease back arrangements and the issuance of new equity.  Our practice has been to acquire dry bulk carriers using a combination of funds from operations and bank debt or lease financing secured by mortgages on our dry bulk carriers.  Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer dry bulk carriers and the selective sale of older dry bulk carriers.  These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms.  However our ability to obtain bank or lease financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, including the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial and equity markets, that are beyond our control.

Recent Equity Offerings and Senior Notes

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

Cash Flows

Cash and cash equivalents as of December 31, 2018 were $204.9 million, compared to $257.9 million as of December 31, 2017.  We define working capital as current assets minus current liabilities, including the current portion of long-term debt and recognized leases.  Our working capital surplus was $66.7 million as of December 31, 2018, compared to $93.4 million as of December 31, 2017.

As of December 31, 2017 and 2018, we were required to maintain minimum liquidity, not legally restricted, of $51.4 million and $53.5 million, respectively, which is included within “Cash and cash equivalents” in the 2017 and 2018 balance sheets, respectively.  In addition, as of December 31, 2017 and 2018, we were required to maintain minimum liquidity, legally restricted, of $15.6 million and of $9.0 million, respectively, which is included within “Restricted cash” in the 2017 and 2018 balance sheets, respectively.

Year ended December 31, 2018 compared to the year ended December 31, 2017

Net Cash Provided By / (Used In) Operating Activities

Net cash provided by operating activities for the years ended December 31, 2017 and 2018 was $82.8 million and $169.0 million, respectively. The positive change was due to: the significant recovery of the dry bulk market during the year ended December 31, 2018, which resulted in a significantly higher TCE rate of $13,768 compared to $10,393 for the year ended December 31, 2017. The increase in TCE rates as well as the increase in the average number of vessels in our fleet is also reflected in the increase of our operating income (excluding non-cash items) to $260.9 million for the year ended December 31, 2018 from $128.0 million for the corresponding period in 2017. This positive effect was partially offset by (i) a net working capital outflow of $20.9 million during the year ended December 31, 2018 compared to a net working capital inflow of $1.7 million for the year ended December 31, 2017 and (ii) by higher net interest expense for the year ended December 31, 2018 compared to the corresponding period in 2017.

Net Cash Provided By / (Used In) Investing Activities

Net cash used in investing activities for the year, ended December 31, 2018 and 2017 was $325.3 million and $127.1 million, respectively.  For the year ended December 31, 2018, net cash used in investing activities mainly consisted of $328.6 million paid mainly for advances and other capitalized expenses for our newbuilding and newly acquired vessels delivered during the period as well as for the acquisition and installation of scrubber equipment for certain of our vessels, offset partially by hull and machinery insurance proceeds of $3.3 million.

For the year ended December 31, 2017, net cash used in investing activities consisted of: $143.7 million paid for advances and other capitalized expenses for our newbuilding and newly delivered vessels; offset partially by: i) $15.2 million of proceeds from the sale of the Star Eleonora and the Star Vanessa; and ii) $1.4 million of hull and machinery insurance proceeds.

Net Cash Provided By / (Used In) Financing Activities

Net cash provided by financing activities for the year ended December 31, 2018 and 2017 was $96.7 million and $122.0 million, respectively.  For the year ended December 31, 2018, net cash provided by financing activities consisted of: $988.0 million of proceeds from financing including financing from bareboat leases; offset partially by:

(a) $875.0 bareboat lease and debt obligations paid in aggregate in connection with:
(i) the regular amortization of outstanding vessel financings,
(ii) early repayment due to the refinancing of certain of our facilities;
(iii) payments under our cash sweep mechanism and
(iv) full repayment of deferred debt amounts;

(b) $3.1 million used to repurchase 341,363 of our common shares in open market transactions; and
(c) $13.8 million of financing fees paid in connection with the new financing agreements.

For the year ended December 31, 2017, net cash provided by financing activities consisted of:

(a) $79.9 million increase in capital lease obligations, relating to two delivered newbuilding vessels under bareboat charters;
(b) $30.8 million of proceeds drawn under the newly entered loan facilities;
(c) $50.0 million proceeds from the issuance of our 8.30% senior unsecured notes due 2022, used to redeem in full our 2019 Notes in December 2017; and
(d) $50.4 million of proceeds, net of aggregate fees and expenses of $1.0 million, from a private placement of our common shares, which was completed in February 2017; offset partially by:
(a) $36.3 million paid in aggregate in connection with:
(i) the regular amortization of outstanding vessel financings,
(ii) early repayment due to the refinancing of a loan facility and due to the sale of a vessel;
(iii) payments to our lenders in accordance with the terms of our restructuring agreements;
(b) $50.0 million used to redeem in full the 2019 Notes; and
(c) $2.9 million of financing fees, paid in connection with
(i) the restructuring of our indebtedness,
(ii) a new facility entered during the corresponding period;
(iii) the refinancing of the Heron Vessels Facility and
(iv) the issuance of our 8.30% senior unsecured notes due 2022.

Year ended December 31, 2017 compared to the year ended December 31, 2016

Net Cash Provided By / (Used In) Operating Activities

Net cash provided by operating activities for the year ended December 31, 2017 was $82.8 million, whereas net cash used in operating activities for the year ended December 31, 2016 was $33.2 million. The increase is due to: (i) the significant recovery of the dry bulk market during the year ended December 31, 2017, which resulted in a significantly higher TCE rate of $10,393 (excluding Star Logistics) compared to $6,208 for the  year ended December 31, 2016, which is also reflected in the increase of our operating income (excluding non-cash items) and (ii) a $1,7 million working capital inflow during the year ended December 31, 2017 compared to a $9.5 million working capital outflow for the year ended December 31, 2016. These positive factors were partially offset by higher net interest expense for the year ended December 31, 2017 compared to the corresponding period in 2016.

Net Cash Provided By / (Used In) Investing Activities

Net cash used in investing activities for the year, ended December 31, 2017 and 2016 was $127.1 million and $13.4 million, respectively. For the year ended December 31, 2017, net cash used in investing activities consisted of: (i) $143.7 million paid for advances and other capitalized expenses for our newbuilding and newly delivered vessels; offset partially by (ii) $15.2 million of proceeds from the sales of the Star Eleonora and the Star Vanessa; and (iii) $1.4 million of hull and machinery insurance proceeds.

For the year ended December 31, 2016, net cash used in investing activities consisted of: (i) $396.2 million paid for advances and other capitalized expenses for our newbuilding and newly delivered vessels; offset partially by (ii) $380.2 million of proceeds from the sales of  operating vessels and certain newbuilding vessels, which were sold upon their delivery from the shipyard; and (iii) $2.5 million of hull and machinery insurance proceeds.

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

For the year ended December 31, 2016, net cash provided by financing activities consisted of: (i) $86.4 million in increased capital lease obligations, relating to two delivered newbuilding vessels, under bareboat charters; (ii) an aggregate of $65.4 million of proceeds from loan facilities used for the financing of delivery installments for four of our newbuilding vessels delivered during this period; (iii) $50.6 million of proceeds, net of underwriting discounts and commissions and other offering expenses of $0.3 million, from a public offering of our common shares completed in September 2016; offset partially by (iv) $181.2 million paid in aggregate in connection with: (a) the regular amortization of outstanding vessel financings, (b) capital lease installments and (c) mandatory prepayment of several loan facilities due to the sale of the corresponding mortgaged vessels; and (v) $0.5 million of financing fees, paid in connection with the restructuring of our indebtedness.

Senior Secured Credit Facilities

1.	HSH Nordbank $35.0 million Facility

On February 6, 2014, we entered into a secured term loan agreement (the “HSH Nordbank $35.0 million Facility”) with HSH Nordbank AG. for the financing of an aggregate amount of up to $35.0 million.  The borrowings under this new loan agreement were used to partially finance the acquisition cost of the vessels Star Challenger and Star Fighter.  The HSH Nordbank $35.0 million Facility is secured by a first priority mortgage over the financed vessels.  The borrowers under the HSH Nordbank $35.0 million Facility are the two vessel-owning subsidiaries that own the two vessels and Star Bulk Carriers Corp.  is the guarantor.  This facility matures in February 2021 and is repayable in 28 equal, consecutive, quarterly installments, commencing in May 2014, of $0.3 million for each of the Star Challenger and Star Fighter, and a final balloon payment of $8.8 million and $9.3 million, payable together with the last installments for Star Challenger and Star Fighter, respectively.

On June 29, 2015, we and HSH Nordbank signed a supplemental agreement to amend certain covenants governing this facility until December 31, 2016.

Please see below for information regarding the related Supplemental Agreement executed pursuant to the restructuring letter agreements (“RLAs”).

In December 2018, we refinanced the tranche relating to Star Fighter through proceeds from a sale and lease back transaction with Kyowa Sanso Co. Ltd. as further described below.

2.	NIBC $32.0 million Facility

On November 7, 2014, we and NIBC Bank N.V. entered into an agreement with respect to a credit facility (the “NIBC $32.0 million Facility”) for the financing of an aggregate amount of up to $32.0 million, which is available in two tranches of $16.0 million, to partially finance the construction cost of two vessels, Star Acquarius and Star Pisces.  We drew $15.2 million for each vessel in July and August 2015, respectively concurrently with the delivery of the relevant vessels to us.  Each tranche is repayable in consecutive quarterly installments of $0.3 million, commencing three months after the drawdown of each tranche, plus a balloon payment of $9.6 million and $9.9 million, respectively, both due in November 2020.  The NIBC $32.0 million Facility is secured by a first priority cross collateralized mortgage over the financed vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

On June 29, 2015, we signed a supplemental letter with NIBC Bank N.V to amend certain financial covenants governing this facility until December 31, 2016.

Please see below for information regarding the related Supplemental Agreement executed pursuant to the RLAs.

3.	DVB $24.8 million Facility

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

Please see below for information regarding the related Supplemental Agreement executed pursuant to the RLAs.

4.	Sinosure Facility

On February 11, 2015, we, Deutsche Bank (China) Co., Ltd. Beijing Branch and HSBC Bank plc agreed (the “Sinosure Facility”) for the financing of an aggregate amount of up to $156.5 million to partially finance the construction cost of the newbuilding vessels, Honey Badger, Wolverine, Star Antares, Star Lutas, Kennadi, Mackenzie (the “Sinosure Financed Vessels”).  The financing under the Sinosure Facility was available in six separate tranches, one for each Sinosure Financed Vessel, and is credit insured (95%) by China Export & Credit Insurance Corporation.  Each tranche, which is documented by a separate credit agreement, , matures twelve years after each drawdown date, which took place at or around the time each vessel was delivered to us, and is repayable in 48 equal and consecutive quarterly installments.  The Sinosure Facility is secured by a first priority cross collateralized mortgage over the Sinosure Financed Vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.  The vessels Honey Badger and Wolverine were delivered to us in February 2015.  The vessel Star Antares was delivered to us in October 2015.  The vessels Star Lutas and Kennadi were delivered to us in early January 2016 and the vessel Mackenzie was delivered to us in March 2016.

On September 2, 2015, we signed a supplemental letter agreement with Deutsche Bank (China) Co., Ltd. Beijing Branch and HSBC Bank plc to amend certain covenants governing the existing credit agreements from June 26, 2015 until December 31, 2016.

Please see below for information regarding the related Supplemental Agreement executed pursuant to the RLAs.

5.	NBG $30.0 million Facility

On April 19, 2018, we entered into a loan agreement with the National Bank of Greece (the “NBG $30.0 million Facility”) for the refinancing of the then existing agreement with Commerzbank AG (the “Commerzbank $120.0 million Facility”). On May 3, 2018, we drew $30.0 million under the NBG $30.0 million Facility, which we used along with cash on hand to fully repay the $34.7 million outstanding under the Commerzbank $120.0 million Facility. The NBG $30.0 million Facility is secured by a first priority mortgage on the vessels Star Gamma, Star Delta, Star Epsilon, Star Theta, Star Iris and Star Aurora. The NBG $30.0 million Facility matures on December 31, 2022 and is repayable in 19 equal quarterly installments of $0.95 million, commencing in August 2018, and a final balloon payment of $12.0 million, payable together with the last installment.

6.	DNB $310.0 million Facility

On September 27, 2018, we entered into a loan agreement with DNB Bank ASA (the “DNB $310.0 million Facility”) for a loan of $310.0 million, a tranche of $240.0 million of which refinanced all amounts outstanding under a (i) ABN AMRO (the “ABN $87.5 million Facility”), (ii) DNB, SEB and CEXIM (the “DNB-SEB-CEXIM $227.5 million Facility”), (iii) DNB (the “DNB $120.0 million Facility”), (iv) Deutsche Bank AG (the “Deutsche Bank AG $39.0 million Facility”) and (v) ABN AMRO Bank N.V.(the “ABN AMRO Bank N.V $30.8 million Facility”). The loan is secured by a first priority mortgage on the vessels Big Bang, Strange Attractor, Big Fish, Pantagruel, Gargantua, Goliath, Maharaj, Star Poseidon, Star Nasia, Diva, Star Danai, Star Renee, Star Markella, Star Laura, Star Moira, Star Jennifer, Star Mariella, Star Helena, Star Maria, Star Sirius, Star Vega, Star Triumph, Star Charis, Star Suzanna, Star Angelina and Star Gwyneth. The $240.0 million tranche was drawn down on September 28, 2018 and is repayable in 20 equal quarterly installments of $8.7 million and a balloon payment of $66.1 million payable with the last installment. The tranche of $70.0 million will be used to finance the acquisition and installation of scrubber equipment for the mortgage vessels under the DNB $310.0 million, which is expected to be drawn in 2019, will be repayable in 12 quarterly installments, each being equal to 3.9 million and the remaining balance will be repaid in the form of a balloon installment at the final repayment date.

7.	ING $47.8 million Facility

On September 28, 2018, we entered into a loan agreement with ING Bank N.V., London Branch (the “ING $47,800 Facility”) for an aggregate amount of $47,800, available in four tranches. The first two tranches of $45,000 in aggregate were used to refinance the outstanding amount of $51,876 under the then existing agreement with Deutsche Bank (the “Deutsche Bank $85,000 Facility”) and were both drawn on October 2, 2018. The two equal tranches of $22,500 are each repayable in 28 equal quarterly installments of $469 and a balloon payment of $9,375 payable together with the last installment. The remaining two tranches of $1,400 each will be used to finance the acquisition and installation of scrubber equipment for the two mortgaged vessels under the ING $47,800 Facility are expected to be drawn in 2019, and will be repayable in 16 quarterly installments, of $88 each. The facility is secured by a first priority mortgage on Peloreus and Leviathan.

8.	Citibank $130.0 million Facility

On October 18, 2018, we entered into a loan agreement with Citibank N.A., London Branch (the “Citi $130.0 million Facility”) for a loan of approximately $130.0 million to refinance in full the approximately $100.1 million outstanding under the then existing facility with Citibank, N.A., London Branch (“Citi Facility) and the existing indebtedness of five of the Augustea Vessels. The amount under Citi $130.0 million Facility was available in two equal tranches of $65,000, which was drawn on October 23, 2018 and November 5, 2018 and is repayable in 20 equal quarterly installments of $1.83 million each, commencing in January 2019, and a balloon payment along with the last installment in an amount of $28.5 million. The facility is secured by a first priority mortgage on the vessels Star Pauline, Star Angie, Star Sophia, Star Georgia, Star Kamila and Star Nina and five of the Augustea Vessels, ABML Eva, Paola., Star Aphrodite, Star Lydia and Star Nicole.

9.	ABN $115.0 million Facility

On December 17, 2018, we entered into a loan agreement with ABN AMRO BANK (the “ABN $115.0 million Facility”), for an amount of up to $115.0 million available in four tranches. The first and the second tranches of $69.5 million and $7.9 million, respectively, were drawn on December 20, 2018. The first tranche was used to refinance the then existing indebtedness of four of the Augustea Vessels ABY Virginia, ABY Scarlett, ABY Jeannette and Star Audrey and the second was used to partially finance the acquisition cost of the Star Bright. The first and the second tranche are repayable in 20 equal quarterly installments of $1.7 million and $0.3 million respectively, and balloon payments are due along with the last installment in an amount of $35.4 million and $2.3 million, respectively. The remaining two tranches of $17.9 million each were drawn in January 2019 and were used to partially finance the acquisition cost of the Star Marianne and Star Janni. The loan is secured by a first priority mortgage on the four Augustea vessels and the Step 1 Vessels.

10.	BNP Facility

BNP Paribas provided term loan financing in two tranches, for the vessels Star Despoina and Pierra (the “BNP Facility”). On August 3, 2018, the date of the acquisition of the Augustea Vessels, the outstanding amount of the first and the second tranche was $15.9 million and $15.0 million, respectively. The outstanding balance of the first tranche is repayable in 16 remaining quarterly installments, the first 15 of which are in an amount of $0.5 million and the sixteenth is in an amount of $8.4 million. The outstanding balance of the second tranche is repayable in 17 remaining quarterly installments the first 16 of which of $0.5 million and the seventeenth is in an amount of $7.0 million. The loan is secured by a first priority mortgage on the two Augustea vessels.

11.	Bank of Tokyo Facility

Bank of Tokyo provided term loan financing for the vessel Star Monica (the “Bank of Tokyo Facility”). On August 3, 2018, the date of the acquisition of the Augustea Vessels, the outstanding amount of the Bank of Tokyo Facility was $16.0 million and is repayable in 16 remaining quarterly installments the first fifteen of which are in the amount of $0.3 million and the sixteenth is in an amount of $10.5 million. The loan is secured by a first priority mortgage on the Augustea vessel.

12.	Credit Agricole $43.0 million Facility

On August 21, 2018, we entered into a loan agreement with Credit Agricole Corporate and Investment Bank (the “Credit Agricole $43.0 million Facility”) for a loan of $43.0 million to refinance the  outstanding amount of $44.1 million under the then existing agreement with Credit Agricole Corporate and Investment Bank (the “Credit Agricole $70.0 million Facility). The facility is secured by the vessels Star Borealis and Star Polaris. The Credit Agricole $43.0 million Facility was drawn on August 23, 2018.  in two equal tranches, each being repayable in 20 equal quarterly installments of $0.6 million and a balloon payment of $9.0 million payable with the last installment.

13.	HSBC $80.0 million Facility

On September 26, 2018, we entered into a loan agreement with HSBC Bank plc for a loan of $80.0 million (the “HSBC $80.0 million Facility”) to refinance the full the amounts outstanding of $74.7 million under the agreement with HSH Nordbank (the “HSH Nordbank $64,500 Facility”) and with HSBC (the “HSBC $86,600 Facility”). The loan is secured by a first priority mortgage on the vessels Kymopolia, Mercurial Virgo, Pendulum, Amami, Madredeus, Star Emily, Star Cosmo, Star Kappa, Star Omicron and Star Zeta. The total loan amount of $80.0 million was drawn on September 28, 2018 and is repayable in 20 equal quarterly installments of $2.4 million and a balloon payment of $32.4 million payable along with the last installment.

14.	SEB Facility

On January 28, 2019, we entered into a loan agreement with Skandinaviska Enskilda Banken AB (SEB), the “SEB Facility,” for the financing of up to $71.4 million. The facility is available in four tranches. The first two tranches of $32.8 million each drawn on January 30, 2019 and used together with cash on hand to pay all the outstanding amounts under the lease agreements of the Star Laetitia and the Star Sienna, which are two of Augustea vessels. The remaining two tranches of approximately $1.2 million each will be used to finance the acquisition and installation of scrubber equipment for the respective vessels are expected to be drawn in 2019 and are repayable in 12 equal quarterly installments. The SEB Facility is secured by a first priority mortgage on the two vessels and will mature in January 2025.

15.	E.SUN Facility

On January 31, 2019, we entered into a loan agreement with E. SUN Commercial Bank, Hong Kong branch, the (“E.SUN Facility”), for the financing of an amount of up to $37.1 million to pay all outstanding amounts under the lease agreement of the Star Ariadne. The E.SUN Facility is secured by first priority mortgage on the respective vessel and will mature in February 2024.

16.	ING $52.8 million Facility

In February 2019, we entered into a committed term-sheet with ING Bank N.V., London Branch for the financing of an amount up to $52.8 million (the “ING $52.8 million Facility”). The facility will be available in four tranches. The first two tranches of $17.4 million and $32.6 million, respectively, will be used to refinance all outstanding amounts under the lease agreements of the Star Magnanimus and the Aby Asia and are expected to be drawn in late March 2019 with maturing date seven years later. The remaining two tranches of $1.4 million each, which will be used to finance the acquisition and installation of scrubber equipment for the respective vessels, are expected to be drawn in 2019 and will mature four years later. The ING $52,800 Facility will be secured by a first priority mortgage on the two aforementioned vessels. The completion of the transaction is subject to the execution of customary definitive documentation.

All of our bank loans bear interest at LIBOR plus a margin.

Credit Facility Covenants

Our outstanding credit facilities generally contain customary affirmative and negative covenants, on a subsidiary level, including limitations to:

•	pay dividends if there is an event of default under our credit facilities;

•	incur additional indebtedness, including the issuance of guarantees, or refinance or prepay any indebtedness, unless certain conditions exist;

•	create liens on our assets;

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;

•	acquire new or sell vessels, unless certain conditions exist;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	enter into a new line of business.

Furthermore, our credit facilities contain financial covenants requiring us to maintain various financial ratios, including:

•	a minimum percentage of aggregate vessel value to loans secured (security cover ratio or “SCR”);

•	a maximum ratio of total liabilities to market value adjusted total assets;

•	a minimum EBITDA to interest coverage ratio;

•	a minimum liquidity; and

•	a minimum market value adjusted net worth.

As of December 31, 2017 and 2018, we were in compliance with the applicable financial and other covenants contained in our debt agreements.

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

In addition to a number of measures (described above) implemented to address the adverse market conditions and in order to avoid any possibility that we might have been unable to comply with certain financial and other covenants in our credit agreements described below that were in place in August 2016 (the “RLA Credit Facilities”) with our banks and export credit agencies (the “Lenders”), we and all of our Lenders completed in August 2016, a global restructuring of our RLA Credit Facilities, which we refer to as the “Restructuring Transactions.”  Under the Restructuring Transactions, we and the Lenders agreed to defer $224.0 million, equal to 100%, of our principal payments (including all scheduled amortization and balloon payments at stated maturity) due between June 1, 2016 and June 30, 2018, and waived in full or substantially relaxed the financial and other covenants in our RLA Credit Facilities until December 31, 2019.  As of August 31, 2016, we entered into separate standstill agreements (“Standstill Agreements”) and RLAs with each of the Lenders.  Each Standstill Agreement was designed to provide for a waiver and/or relaxation of covenants and suspension of principal payments until the execution of the relevant supplemental agreement (each, a “Supplemental Agreement”) for the permanent restructuring of each RLA Credit Facility, which finalized in July 2017.

The Supplemental Agreement to each RLA Credit Facility, among other things (i) deferred principal payments owed from June 1, 2016 through June 30, 2018 to the due date of the balloon installments of each facility (the “Deferred Amounts”), (ii) waived in full or substantially relaxed the financial covenants, effective until December 31, 2019 and (iii) implemented a cash sweep mechanism pursuant to which excess cash at the consolidated level above certain thresholds was applied towards the payment of Deferred Amounts, payable pro rata based on each loan facility’s and lease agreement’s outstanding Deferred Amounts relative to the total Deferred Amounts at the end of each quarter.  In exchange, we agreed to raise additional equity of not less than $50.0 million by September 30, 2016 (which condition was satisfied after the completion of September 2016 Equity Offering) and impose restrictions on paying dividends until all Deferred Amounts have been repaid.  The Standstill Agreements, the RLAs and the Supplemental Agreements and the transactions contemplated thereby are included in the term “Restructuring Transactions.”

Following the execution of the RLAs, we entered into a Restructuring Letter Agreement with one of our lease providers to defer a portion of the principal repayments included in the hire amounts that were scheduled for payment between October 1, 2016 and June 30, 2018 under all the lease agreements (the “Deferred Lease Amounts”).  The Deferred Lease Amounts will be amortized on a monthly basis in the remaining charter period, unless otherwise prepaid as part of a cash sweep mechanism which shall be implemented on a consolidated level as discussed above.

On December 28, 2017, we announced that in light of our improved performance and the dry bulk market in general, we were planning to make debt principal repayments that are in total at least equivalent to the amortization payments scheduled prior to the commencement of debt amortization holidays for the first and second quarters of 2018, under the “cash sweep” mechanism incorporated in our Supplemental Agreements.  This decision terminated the deferral of amortization payments pursuant to the Supplemental Agreements, six months ahead of schedule.

In accordance with the terms of the Supplemental Agreements, in 2017 we distributed pro rata to all parties under the Restructuring (including the lease provider): an amount of $10.0 million. During the year ended December 31, 2018 we made the below payments: (i) in February 2018, an amount of $35.6 million, representing the excess cash resulting from the cash sweep mechanism as of December 31, 2017, (ii) in May and July 2018 an amount of $30.0 million and $22.7 million, respectively, representing the repayments that were in total at least equivalent to the amortization payments scheduled prior to the commencement of debt amortization holidays for the first and second quarter 2018 and (iii) in October 2018, we repaid all outstanding Deferred Amounts that had been accumulated from June 1, 2016 through September 30, 2018 and were still outstanding.

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

As of December 31, 2018, we were in compliance with the applicable financial and other covenants contained in the 2022 Notes.

Bareboat Charters

We are party to separate bareboat charter party contracts with affiliates of New Yangzijiang shipyards regarding the Ultramax vessels Idee Fixe, Roberta, Laura  and Kaley.  Pursuant to the terms of the bareboat charters, we pay New Yangzijiang a pre-agreed daily bareboat charter rate on a 30-days advance basis.  In addition, we have monthly purchase options to acquire each of the vessels at a pre-determined, amortizing-during-the-charter-period price. On the eighth anniversary of the delivery of each vessel, we have the obligation to purchase the vessel at a purchase price of $6.0 million.  Upon the earlier of the exercise of the purchase options or the expiration of the bareboat charters, we will own the four vessels, and these vessels are therefore recognized in our consolidated financial statements as fixed assets at historical cost. The four vessels were delivered to us on March 25, 2015, March 31, 2015, April 7, 2015 and June 26, 2015, respectively.

As of December 31, 2018, we are also party to separate bareboat charter party contracts with affiliates of CSSC regarding the Newcastlemax vessels Star Marisa, Star Ariadne , Star Libra, Star Virgo and Star Magnanimus. Pursuant to the terms of the bareboat charter, we are required to pay CSSC a daily bareboat charter rate payable monthly plus a variable amount.  In addition, we have monthly purchase options to acquire each of the vessels at a pre-determined, amortizing-during-the-charter-period price.  On the tenth anniversary from the delivery of each vessel, we have the obligation to purchase each of the vessels at a purchase price ranging from $12.0 million to $13.0 million.  Upon the earlier of the exercise of the purchase options or the expiration of the bareboat charters, we will own the vessels, and these vessels are therefore recognized in our consolidated financial statements as fixed assets at historical cost.  We took delivery of the Star Marisa during the year ended December 31, 2016, of the Star Ariadne during the year ended December 31, 2017 while Star Magnanimus was delivered in March 2018.

In order to finance the delivery installment of Star Eleni and Star Leo, on December 13, 2017 and on May 2, 2018, respectively, we sold each of the vessels and simultaneously entered into a bareboat charter party contract with an affiliate of CSSC to bareboat charter them for ten years.  Pursuant to the terms of the bareboat charters, an amount of $30.0 million, , corresponding to the delivery installment to the shipyard, was financed by CSSC, to whom we pay a daily bareboat charter rate in monthly installments consisting of a fixed and variable amount.    Under the terms of the bareboat charter, we have the option to purchase each of the vessels at any time after such vessel’s delivery, such option being exercisable on a monthly basis against a pre-determined, amortizing-during-the-charter-period price while we have an obligation to purchase each vessel at the expiration of the bareboat term at a purchase price of approximately $9.0 million per vessel.  Upon the earlier of the exercise of the purchase option or the expiration of the bareboat charter, we will own each of the vessels. These vessels are therefore recognized in our consolidated financial statements as fixed assets. As further described above, we took delivery of Star Eleni on January 3, 2018 and Star Leo on May 14, 2018. In September 2018, we exercised our purchase options and paid the outstanding amount of $28.7 million and $29.4 million, respectively under the respective lease agreements using proceeds from another sale and lease back agreement with China Merchants Bank Leasing (“CMBL”) described above.

In order to finance the cash portion of the consideration related to the Songa Vessel Purchase Transaction, discussed above, in July 2018, we entered, for each of the subject vessel, into an agreement to sell each such vessel and simultaneously entered into a bareboat charter party contract with affiliates of CMBL to bareboat charter the vessel for five years upon delivery of the vessel from Songa. CMBL provides an aggregate finance amount of $180.0 million, $19.6 million of which still remains available to be drawn to finance the acquisition and installation of scrubber equipment for the respective vessels. Pursuant to the terms of the bareboat charter, we pay CMBL a bareboat charter rate in quarterly installments consisting of a fixed and a variable amount. Under the terms of the bareboat charter, we have options to purchase each vessel starting on the second anniversary of such vessel’s delivery to us, at pre-determined, amortizing purchase prices, while we have an obligation to purchase each vessel at the expiration of the bareboat term at a purchase price ranging from $2.2 million to $8.4 million. Upon the earlier of the exercise of the purchase option or the expiration of the bareboat charter, we will own these vessels. These vessels are therefore recognized in our consolidated financial statements as fixed assets.

On September 27, 2018, we entered into an agreement to sell the vessels Star Eleni and Star Leo and simultaneously entered into two bareboat charter party contracts with affiliates of China Merchants Bank Leasing (“CMBL”) to bareboat charter each one of the respective vessels for five years. CMBL provides in aggregate a finance amount of $57.3 million. Pursuant to the terms of the bareboat charters, we pay CMBL a bareboat charter rate in quarterly installments consisting of a fixed and a variable amount. Under the terms of the bareboat charters, we have options to purchase the vessels from year two onwards each at a pre-determined, amortizing purchases price, while it has an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $18.2 million for vessel Star Eleni and $20.0 million for vessel Star Leo. Upon the earlier of the exercise of the purchase option or the expiration of the bareboat charters, we will own these vessels. Therefore these vessels are recognized in our consolidated financial statements as fixed assets.

Three of the Augustea Vessels, ABYO Sienna, ABYO Laetitia and ABOY Karlie, are also subject to bareboat charter party contracts with affiliates of CSSC, one of which matures in early 2026, while two mature in early 2027. Pursuant to the terms of the bareboat charters, we pay a daily bareboat charter rate payable monthly plus a variable amount. In addition, we have the option to purchase each vessel each at a pre-determined, amortizing price, while it has an obligation to purchase the vessels at the expiration of the bareboat term at a purchase price ranging between $12.0 million and $13.0 million. Upon the earlier of the exercise of the purchase options or the expiration of the bareboat charters, we will own these vessels. These vessels are therefore recognized in our consolidated financial statements as fixed assets. In January 2019, we exercised our purchase options and paid all outstanding amounts under the lease agreements with CSSC for two of the three Augustea Vessels, using the proceeds from a new financing agreement.

In addition one of the Augustea Vessels, ABY Asia, is also subject to a bareboat charter party contract with an affiliate of Mitsui & Co., Ltd., which matures in June 2019. We intend to refinance the outstanding amount under the respective lease agreement using proceeds from a new financing agreement.

In December 2018, we sold and simultaneously entered into a bareboat charter party contract with an affiliate of Kyowa Sanso to bareboat charter the vessel Star Fighter for ten years. Pursuant to the terms of the bareboat charter, we pay a daily bareboat charter rate payable monthly plus a variable amount. Under the terms of the bareboat charter, we have an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to us at a pre-determined, amortizing purchases price, while we have an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $2.5 million Upon the earlier of the exercise of the purchase option or the expiration of the bareboat charter, we will own this vessel. This vessel is therefore recognized in our consolidated financial statements as fixed asset.

Dividend Payments

Following the full repayment of Deferred Amounts in 2018, currently, we are able under our financing agreements to pay dividends unless an event of default has occurred.  Please see the section of this annual report entitled “The Restructuring Transactions.” We did not pay any dividends for the years ended 2016, 2017 and 2018.

C.	Research and Development, Patents and Licenses

Not Applicable.

D.	Trend Information

Please see Item 4 “Information on the Company” and Item 5 “Operating and Financial Review and Prospects”

E.	Off-balance Sheet Arrangements

As of the date of this annual report, we do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2018:

In thousands of Dollars	Payments due by period
Obligations	Total	Less than 1 year -2019	1-3 years (2020 -2021)	3-5 years (2022-2023)	More than 5 years (After January 1, 2024)
Principal Loan Payments (1)	797,823	101,007	230,775	409,346	56,695
8.30% 2022 Notes	50,000	-	-	50,000	-
Interest payments (2)	163,859	45,807	72,417	37,734	7,901
Vessel upgrades (3)	140,974	136,689	4,285	-	-
Bareboat commitments charter hire - Newbuilding vessels (4)	142,771	10,223	23,995	23,305	85,248
Bareboat commitments charter hire - Operating vessels (5)	730,194	94,352	162,117	257,701	216,024
Future, minimum, charter-in hire payments (6)	8,926	8,926	-	-	-
Acquisition of secondhand vessels (7)	27,653	27,653	-	-	-
Office rent (8)	1,647	398	641	535	73
Total	2,063,847	425,055	494,230	778,621	365,941

(1)	Principal loan payments pursuant to our credit facilities as further described in Note 8 to our audited consolidated financial statements included in this report.

(2)
Amounts shown reflect interest payments we expect to make with respect to our long-term debt obligations, as well as 2022 Notes. The interest payments reflect an assumed LIBOR based on the applicable rate of 2.808% (the three-month LIBOR as of December 31, 2018) plus the relevant margin of the applicable credit facility. The amounts shown do not include loan interest of $3.5 million and interest on the 8.30% 2022 Notes of $0.5 million which had accrued thereon as of December 31, 2018.

(3)
Amounts represent remaining payments under our Scrubber Retrofitting Program.  For the respective payments, we have secured total financing of $134.2 million, of which $92.4 million was committed under loan and bareboat lease agreements signed as of December 31, 2018 (as further described in Notes 5 and 8 to our consolidated financial statements included in this report) and $41.8 million was committed under loan and finance lease agreements signed subsequently (as further described in Note 19 to our consolidated financial statements included in this report).

(4)
The amounts represent our commitments under the bareboat lease arrangements for our three newbuilding vessels acquired as part of the OCC Vessel Acquisition which, as of December 31, 2018, were under construction further analyzed in Note 6 to our consolidated financial statements included in this report. The bareboat charter hire is comprised of fixed and variable portion, the variable portion is calculated based on the 3-month LIBOR of 2.808% as of December 31, 2018.

(5)
The amounts represent our commitments under the bareboat lease arrangements for our operating vessels, representing the fixed and variable charter hire, which is further analyzed in Note 5 to our consolidated financial statements included in this report. The interest payments reflect an assumed 6-month LIBOR of 2.876% and 3-month LIBOR of 2.808% as of December 31, 2018, as applicable, plus the relevant margin of the lease arrangements.

(6)	The amounts represent our commitments under the outstanding as of December 31, 2018 time charter-in arrangements for third party vessels.

(7)	Amounts represent our commitments, as of December 31, 2018, under the E.R Vessel Purchase Transaction for the acquisition of Star Marianne and Star Janni which were delivered in January 2019.

(8)
The office rent includes an amount of 188,000 NOK (or approximately $0.02 million, using the exchange rate as of December 31, 2018, which was $0.1156 per NOK) up to the twelve month period ended December 31, 2024, concerning a rental agreement with indefinite term.

Our Fleet - Illustrative Comparison of Possible Excess of Carrying Value over Estimated Charter-Free Market Value of Certain Vessels

In “Item 5.A, “Critical Accounting Policies - Impairment of long-lived assets,” we discuss our policy for impairing the carrying values of our vessels.  During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes.  As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value.  We would, however, not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted net operating cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

The table set forth below indicates: (i) the carrying value of each of our vessels as of December 31, 2018, and (ii) which of our vessels we believe have a market value below their carrying value.  As of December 31, 2018, we have 55 operating vessels that we believe have a market value below their carrying value.  The aggregate difference between the carrying value of these vessels and their market value of $219 million represents the amount by which we believe we would have to reduce our net income if we sold these vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy.  For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2018.  However, we are not holding our vessels for sale, unless expressly stated.

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

	Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2018(in millions of U.S dollars)
1	Goliath	209,537	2015	56	*
2	Gargantua	209,529	2015	55	*
3	Star Poseidon	209,475	2016	37
4	Maharaj	209,472	2015	56	*
5	Star Leo (1)	207,939	2018	53
6	ABOY Laetitia (1)	207,896	2017	48
7	Star Ariadne (1)	207,812	2017	53	*
8	Star Virgo (1)	207,810	2017	50
9	Star Libra (1)	207,765	2016	52	*
10	ABOY Sienna (1)	207,721	2017	48
11	Star Marisa (1)	207,709	2016	54	*
12	ABOY Karlie (1)	207,566	2016	50	*
13	Star Eleni (1)	207,555	2018	45
14	Star Magnanimus (1)	207,490	2018	57	*
15	Leviathan	182,511	2014	33
16	Peloreus	182,496	2014	33
17	Star Claudine (1)	181,258	2011	30
18	Star Ophelia (1)	180,716	2010	28
19	Star Martha	180,274	2010	38	*
20	Star Pauline	180,233	2008	26
21	Pantagruel	180,181	2004	27	*
22	Star Borealis	179,678	2011	42	*
23	Star Polaris	179,546	2011	42	*
24	Star Lyra (1)	179,147	2009	27
25	Star Angie	177,931	2007	31	*
26	Big Fish	177,662	2004	27	*
27	Kymopolia	176,990	2006	31	*
28	Star Triumph	176,343	2004	14
29	ABY Scarlett	175,800	2014	35	*
30	Star Audrey	175,125	2011	27
31	Big Bang	174,109	2007	32	*
32	Star Aurora (3)	171,199	2000	9
33	Paola (tbr Star Paola)	115,259	2011	21
34	ABML Eva (tbr Star Eva)	106,659	2012	20
35	Amami	98,681	2011	24	*
36	Madredeus	98,681	2011	24	*
37	Star Sirius	98,681	2011	25	*
38	Star Vega	98,681	2011	25	*
39	Star Aphrodite	92,006	2011	20
40	Star Piera	91,952	2010	19

41	Star Despoina	91,945	2010	19
42	Star Electra (1)	83,494	2011	20
43	Star Angelina	82,981	2006	20	*
44	Star Luna (1)	82,687	2008	17
45	ABY Jeannette (tbr Star Jeanette)	82,567	2014	24
46	Star Gwyneth	82,790	2006	20	*
47	Star Kamila	82,769	2005	18	*
48	Star Bianca (1)	82,672	2008	17
49	Pendulum	82,619	2006	17	*
50	Star Maria	82,598	2007	15
51	Star Markella	82,594	2007	17	*
52	Star Danai	82,574	2006	16	*
53	Star Georgia	82,298	2006	15
54	Star Sophia	82,269	2007	17	*
55	Star Mariella	82,266	2006	17	*
56	Star Moira	82,257	2006	14
57	Star Nina	82,224	2006	12
58	Star Renee	82,221	2006	13
59	Star Nasia	82,220	2006	19	*
60	Star Laura	82,209	2006	13
61	Star Jennifer	82,209	2006	11
62	Star Mona (1)	82,188	2012	21
63	Star Helena	82,187	2006	13
64	Star Astrid (1)	82,158	2012	21
65	ABY Asia (tbr Star Alessia) (1)	81,944	2017	28
66	Star Calypso (1)	81,918	2014	24
67	Star Charis	81,711	2013	15
68	Star Suzanna	81,711	2013	15
69	Mercurial Virgo	81,545	2013	23	*
70	Stardust (1)	81,502	2011	20	*
71	Songa Sky (tbr Star Sky) (1)	81,466	2010	19	*
72	Star Lydia	81,187	2013	24
73	Star Nicole	81,120	2013	24
74	ABY Virginia (tbr Star Virginia)	81,061	2015	26
75	Star Genesis (1)	80,705	2010	19	*
76	Star Flame (1)	80,448	2011	20	*
77	Star Iris	76,466	2004	16	*
78	Star Emily	76,417	2004	15	*
79	Idee Fixe (1)	63,458	2015	27	*
80	Roberta (1)	63,426	2015	27	*
81	Laura (1)	63,399	2015	27	*
82	Kaley (1)	63,283	2015	27	*
83	Kennadi	63,262	2016	28	*

84	Mackenzie	63,226	2016	17
85	Star Anna	63,038	2015	20
86	Star Wave (1)	61,491	2017	25
87	Star Challenger	61,462	2012	24	*
88	Star Fighter (1)	61,455	2013	24	*
89	Star Lutas	61,347	2016	26	*
90	Honey Badger	61,320	2015	28	*
91	Wolverine	61,292	2015	28	*
92	Star Antares	61,258	2015	26	*
93	Star Aquarius	60,916	2015	20
94	Star Pisces	60,916	2015	20
95	ABY Monica (tbr Star Monica)	60,935	2015	25
96	Songa Glory (tbr Star Glory) (1)	58,680	2012	15
97	Diva	56,582	2011	10
98	Strange Attractor	55,742	2006	17	*
99	Star Bright	55,783	2010	13
100	Star Omicron	53,489	2005	12	*
101	Star Gamma	53,098	2002	9	*
102	Star Zeta	52,994	2003	10	*
103	Star Delta (2)	52,434	2000	6
104	Star Theta	52,425	2003	10	*
105	Star Epsilon	52,402	2001	8	*
106	Star Cosmo	52,247	2005	10	*
107	Star Kappa (3)	52,055	2001	6
	Total dwt	11,748,687		2,663

(1)	Vessels subject to a bareboat charter with purchase obligation at the expiration of the bareboat charter term.

(2)	The vessel Star Delta was classified as Held for sale as of December 31, 2018.

(3)	Vessels agreed to be sold subsequently to December 31, 2018

*	Indicates dry bulk carrier vessels for which we believe, as of December 31, 2018, the basic charter-free market value is lower than the vessel’s carrying value.

We refer you to the risk factor entitled “The market values of our vessels have declined and may further decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities or result in impairment charges, and we may incur a loss if we sell vessels following a decline in their market value” and the discussion herein under the headings “Critical Accounting Policies - Impairment of long-lived assets” and “Results of Our Operations - Year ended December 31, 2018 compared to the year ended December 31, 2017 - Impairment Loss.”

G.	Safe Harbor

See section “forward looking statements” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers.  The board of directors is elected annually on a staggered basis, and each director elected holds office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office.  Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

In July 2014 and in connection with the 2014 Transactions, the board of directors increased the number of directors constituting the board of directors to nine and, following the resignation of Ms. Milena-Maria Pappas, appointed Mr. Rajath Shourie as a Class A director, Ms. Emily Stephens as a Class B director, Ms. Renée Kemp as a Class C director and Mr. Stelios Zavvos as a Class A director.  Under the Oaktree Shareholders Agreement, (described in “Item 4.  Information on the Company-A.  History and Development of the Company”), Oaktree currently has the right to nominate three of our ten directors.

On February 17, 2015, Mr. Shourie and Ms. Stephens were replaced by Mr. Mahesh Balakrishnan and Ms. Jennifer Box, respectively.  On March 14, 2016 and May 9, 2016, respectively, Ms. Kemp and Mr. Zavvos stepped down from our board of directors.  Following the resignation of Ms. Kemp and Mr. Zavvos, we appointed Mr. Nikolaos Karellis to fill the vacated Class A directorship and reduced the number of directors constituting our board of directors to eight. The three directors currently designated by Oaktree are Messrs. Pappas, Balakrishnan and Ms. Stephens.

At the 2016 annual general meeting in November 2016, Messrs. Petros Pappas and Spyros Capralos were re-elected as Class C directors.

At the 2017 annual general meeting in November 2017, Messrs. Tom Søfteland, Mahesh Balakrishnan and Nikolaos Karellis were re-elected as Class A directors.

In June 2018, upon completion of the Songa Vessel Acquisition, Mr. Arne Blystad was appointed as a Class C director. In August 2018, upon completion of the Augustea Vessel Acquisition, Mr. Raffaele Zagari was appointed as a Class C director.

At the 2018 annual general meeting in November 2018, Messrs. Erhardt and Schmitz were re-elected as Class B directors. On November 20, 2018, Ms. Box was replaced by Ms. Stephens.

Our directors and executive officers are as follows:

Name	Age	Position
Petros Pappas	66	Chief Executive Officer and Class C Director
Spyros Capralos	64	Non-Executive Chairman and Class C Director
Hamish Norton	60	President
Simos Spyrou	44	Co-Chief Financial Officer
Christos Begleris	37	Co-Chief Financial Officer
Nicos Rescos	47	Chief Operating Officer
Charis Plakantonaki	40	Chief Strategy Officer
Tom Søfteland	58	Class A Director
Koert Erhardt	63	Class B Director
Roger Schmitz	37	Class B Director
Mahesh Balakrishnan	36	Class A Director
Emily Stephens	44	Class B Director
Nikolaos Karellis	68	Class A Director
Arne Blystad	64	Class C Director
Raffaele Zagari	50	Class C Director

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

Emily Stephens, Director

Ms.  Emily Stephens has served on our board of directors since November 2018 and served previously for the period July 2014 - February 2015. She is a Managing Director in the Distressed Debt group of Oaktree. Prior to joining Oaktree in 2006, Ms. Stephens served as a Vice President and Associate General Counsel at Trust Company of the West. Prior to that, Ms. Stephens spent five years as a Corporate Associate at Munger, Tolles & Olson LLP. She also serves on the boards of Aleris Corporation and Neo Performance Materials Inc. Ms. Stephens holds a B.A. in Government from Dartmouth College and a J.D. from the University of Texas School of Law.

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

Arne Blystad, Director

Mr. Arne Blystad has served on our board of directors since July 6, 2018. He is an independent investor located in Oslo, Norway. The Blystad Group, which is 100% owned and controlled by Mr. Arne Blystad and his immediate family, has a long history in international shipping. Mr. Blystad began, after high school, his career as a shipbroker in London and New York. He later started various ventures within the shipping and offshore drilling space. This has involved both private and public listed companies, where he has held various board and management positions over the years. The Blystad Group has investments in various shipping segments such as dry bulk, chemical tankers, container feeder and semi sub heavy-lift, real-estate and securities.

Raffaele Zagari, Director

Mr. Raffaele Zagari has served as director on our board of directors since August 2018. In his career he has developed approximately 25 years’ experience in the shipping business. Since 2010, as CEO of Augustea Group Mr Zagari engineered and implemented the expansion and consolidation of the dry bulk business that has led to the incorporation of Augustea Atlantica, and its subsidiaries in Argentina, Singapore, London and Malta (“Augustea Group”). He has actively promoted the incorporation of CBC, AOM, ABML and ABY, the joint ventures in which Augustea Atlantica is a shareholder. He founded the towage company Augustea Grancolombia in the Santa Marta area in Colombia and he has over the years worked closely with Drummond Coal and Glencore on their logistical/maritime needs for their local coal loading operations which have a combined 60 million tons yearly throughput. During this time he supervised in excess of 50 vessel sale and purchase transactions (both new building and second hand), and more than a dozen long-term ship leases primarily with the support of Japanese conglomerate Mitsui & Co. Since 1997, he has actively led the Chartering Department of Augustea Dry Bulk Division, and directing the other business of  the Augustea Group. In 2017, Raffaele was  appointed Chairman of   Augustea Group Holding SpA, in addition to his role as the Group’s CEO. He is also a non-executive director of Steamship Mutual, one of the largest P&I marine insurance, where he also chairs the Underwriting and Reinsurance Committee. Prior to joining Augustea, and for the period 1993-1995, Mr Zagari  worked for Blenheim Shipping (a company of the former Scinicariello Augustea Group)   during which time he gained extensive experience in the Japanese shipyards, Sumitomo Yokuska and Sanoyas Mitsushima,  as assistant site supervisor. In 1996 -1997,  he worked   at Zodiac Maritime Agencies with the operations department before joining the Augustea Group. Mr Zagari  holds a Diploma in Commercial Operation of Shipping at Guldhall University London.

Charis Plakantonaki, Chief Strategy Officer

Charis Plakantonaki joined Star Bulk in 2015. As Chief Strategy Officer, she is responsible for Strategic Planning, Human Resources, Information Technology and Corporate Communications. From 2008 to 2015 she worked at Thenamaris (Ships Management) Inc., for the first five years as Strategic Projects Manager and subsequently as their Head of Corporate Communications. Prior to joining Thenamaris, she was a Senior Consultant at the Boston Consulting Group where she managed strategy development projects for multinational companies across different industries, and before that she worked at the Centre of Excellence of the global FMCG company DIAGEO and at the Organizing Committee of the ATHENS 2004 Olympic & Paralympic Games. Mrs. Plakantonaki received a B.S. in International & European Economics & Politics from the University of Macedonia, where she graduated as valedictorian, and an MBA from INSEAD.

B.	Compensation of Directors and Senior Management

For the year ended December 31, 2018, aggregate compensation to our senior management was $2.2 million under the employment agreements.  Non-employee directors of Star Bulk receive an annual cash retainer of $15,000, each.  The chairman of the audit committee receives a fee of $15,000 per year and each of the audit committee members receives as fee of $7,500.  Each chairman of our other standing committees receives an additional $5,000 per year.  In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.  We do not have a retirement plan for our officers or directors.  The aggregate compensation of the board of directors for the year ended December 31, 2018 was $159,000.

Employment and Consultancy Agreements

We are a party to employment and consultancy agreements with certain members of our senior management team.  For a description of these agreements, see “Item 7.  Major Shareholders and Related Party Transactions-B.  Related Party Transactions - Employment and Consultancy Agreements.”

Equity Incentive Plan

On May 9, 2016, February 22, 2017 and February 27, 2018, respectively, our board of directors approved the 2016 Equity Incentive Plan (the “2016 Equity Incentive Plan”), the 2017 Equity Incentive Plan (the “2017 Equity Incentive Plan”) and the 2018 Equity Incentive Plan (the “2018 Equity Incentive Plan”) (collectively, the “Equity Incentive Plans”), under which our officers, key employees, directors, and consultants are eligible to receive options to acquire common shares, share appreciation rights, restricted shares and other share-based or share-denominated awards.  We reserved a total of 940,000 common shares, 950,000 common shares and 700,000 common shares for issuance under the Equity Incentive Plans, subject to further adjustment for changes in capitalization as provided in the plans.  The purpose of the Equity Incentive Plans is to encourage ownership of shares by, and to assist us in attracting, retaining and providing incentives to, our officers, key employees, directors and consultants, whose contributions to us are or may be important to our success and to align the interests of such persons with our shareholders.  The various types of incentive awards that may be issued under the Equity Incentive Plans, enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business.  The Equity Incentive Plans are administered by our compensation committee, or such other committee of our board of directors as may be designated by the board.  The Equity Incentive Plans permit issuance of restricted shares, grants of options to purchase common shares, share appreciation rights, restricted shares, restricted share units and unrestricted shares.

Under the terms of the Equity Incentive Plans, share options and share appreciation rights granted under the Equity Incentive Plans will have an exercise price per common share equal to the fair market value of a common share on the date of grant, unless otherwise determined by the administrator of the Equity Incentive Plans, but in no event will the exercise price be less than the fair market value of a common share on the date of grant.  Options and share appreciation rights are exercisable at times and under conditions as determined by the administrator of the Equity Incentive Plans, but in no event will they be exercisable later than ten years from the date of grant.

The administrator of the Equity Incentive Plans may grant restricted common shares and awards of restricted share units subject to vesting and forfeiture provisions and other terms and conditions as determined by the administrator of the Equity Incentive Plans.  Upon the vesting of a restricted share unit, the award recipient will be paid an amount equal to the number of restricted share units that then vest multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the administrator of the Equity Incentive Plans.  The administrator of the Equity Incentive Plans may grant dividend equivalents with respect to grants of restricted share units.

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

The terms and conditions of the Equity Incentive Plans are substantially similar to those of the previous plans.  As of February 28, 2019 there are 71,500 common shares unvested from the 2018 Equity Incentive Plan.

During the years 2016, 2017 and 2018 as of February 28, 2019, pursuant to the Equity Incentive Plans, we have granted to certain directors and officers the following securities:

•
On May 9, 2016, 385,000 restricted common shares were granted to certain of our directors and officers.  In July 2016, 345,000 of respective shares were vested, while the remaining 40,000 vested on March 1, 2018.

•
On September 12, 2016, 345,000 restricted common shares were granted to certain of our directions and officers for their participation in the negotiations with our lenders related to the Restructuring.  305,000 of such restricted common shares vested on March 30, 2017, with the remaining 40,000 vested on March 1, 2018.

•	On February 22, 2017, 544,000 restricted common shares were granted to certain of our directors and officers, all of which vested on August 22, 2017.

•
On February 27, 2018, 396,500 restricted common shares were granted to certain of our directors and officers, of which 253,500 restricted common shares vest on August 27, 2018, 71,500 restricted common shares vest on February 27, 2019 and the remaining 71,500 restricted common shares vest on February 27, 2021.

On January 7, 2019, our Board of Directors and Compensation Committee established an incentive program for key employees, pursuant to which an aggregate of four million (4,000,000) restricted share units (each, a “RSU”) will be issued. Each RSU represents, upon vesting, a right for the relevant beneficiary to receive one (1) SBLK share. The RSUs are subject to the satisfaction of certain performance conditions, which apply if our fleet performs better than relevant dry bulk charter rate indices as reported by the Baltic Exchange (the “Indices”) during 2020 and 2021. The RSUs start to vest if the Company’s fleet performs better than the Indices by at least $120,000,000, and vest in increasing amounts if and to the extent the performance of our fleet exceeds those of the relative to the Indices by up to an aggregate of $300,000,000. We take the view that the current likelihood of vesting of these RSUs does not meet a “more likely than not” standard under US GAAP, and as a result no charge will be amortized through our statement of operations, until vesting becomes probable. Subject to the vesting conditions being met on April 30, 2021 and April 30, 2022 (each, a “Vesting Date”) two million RSUs will vest on each Vesting Date, and the relevant SBLK shares will be issued and distributed to the relevant beneficiaries as per the allocation of the Board of Directors. Any non-vested RSUs at the applicable Vesting Date will be cancelled.

As of the date of this annual report, 86,074 common shares are available under the Equity Incentive Plans.

C.	Board Practices

Our board of directors is divided into three classes with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term.  The term of each class of directors expires as follows:

•	The term of the Class A directors expires in 2020;

•	The term of Class B directors expires in 2021; and

•	The term of Class C directors expires in 2019.

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

Our compensation committee, which is comprised of three independent directors, is responsible for, among other things, recommending to the board of directors our senior executive officers’ compensation and benefits.

Our nominating and corporate governance committee, which is comprised of three independent directors , is responsible for, among other things, (i) recommending to the board of directors nominees for director and directors for appointment to committees of the board of directors, and (ii) advising the board of directors with regard to corporate governance practices.

Shareholders may also nominate directors in accordance with procedures set forth in Bylaws.

Our Audit Committee consists of Mr. Koert Erhardt, Mr. Nikolaos Karellis and Mr. Tom Søfteland, who is the chairman of the committee.  Our Compensation Committee consists of Mr. Tom Søfteland, Mr. Mahesh Balakrishnan and Mr. Spyros Capralos, who is the chairman of the committee.  Our Nominating Committee consists of Mr. Spyros Capralos, Ms. Emily Stephens and Mr. Koert Erhardt, who is the chairman of the committee.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

D.	Employees

As of December 31, 2016, 2017 and 2018, and February 28, 2019 we had 145, 149, 169 and 176 employees, respectively, including our executive officers.

E.	Share Ownership

With respect to the total amount of common shares owned by all of our officers and directors, individually and as a group, see Item 7 “Major Shareholders and Related Party Transactions.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table presents certain information as of February 28, 2019, February 27, 2018 and March 9, 2017 regarding the ownership of our common shares with respect to each shareholder, who we know to beneficially own more than five percent of our outstanding common shares, and our executive officers and directors.

	Common Shares Beneficially Owned as of
	February 28, 2019		February 27, 2018		March 9, 2017
Beneficial Owner	Amount	Percentage	Amount	Percentage	Amount	Percentage
Oaktree Capital Group Holdings GP, LLC and certain of its advisory clients (2)	31,587,490	33.9%	32,579,506	50.8%	32,323,069	51.3%
Augustea Entities(3)	4,622,897	5.0%	n/a	n/a	n/a	n/a
Entities affiliated with Petros Pappas	3,912,988	4.2%	2,934,649	4.6%	3,262,954	5.2%
Entities affiliated with Arne Blystad	2,159,505	2.3%	n/a	n/a	n/a	n/a
Oceanbulk Container Carriers LLC (5)	2,974,262	3.2%	n/a	n/a	n/a	n/a
Impala Asset Management LLC	n/a	n/a	4,094,420	6.4%	n/a	n/a
Caspian Capital Management LLC	n/a	n/a	n/a	n/a	3,533,104	5.6%
Senator Investment Group LP and affiliates thereof	n/a	n/a	n/a	n/a	4,078,940	6.5%
Directors and executive officers of the Company, in the aggregate (4)	1,092,499	1.2%	980,266	1.5%	334,440	0.5%

(1)
Percentage amounts based on 93,089,717 common shares outstanding as of February 28, 2019, 64,160,004 common shares outstanding as of February 27, 2018 and 63,068,779 common shares outstanding as of March 9, 2017.

(2)
As of February 28, 2019, consists of (i) 1,316,498 shares held by Oaktree Value Opportunities Fund, L.P. (“VOF”), (ii) 2,397,106 shares held by Oaktree Opportunities Fund IX Delaware, L.P. (“Fund IX”), (iii) 22,016 shares held by Oaktree Opportunities Fund IX (Parallel 2), L.P. (“Parallel 2”), (iv) 11,445,307 shares held by Oaktree Dry Bulk Holdings LLC (“Dry Bulk Holdings”), (v) 16,253,983 shares held by OCM XL Holdings L.P., a Cayman Islands exempted limited partnership (“OCM XL”) and (vi) 152,580 shares held by OCM FIE, LLC (“FIE”). Each of the foregoing funds and entities is affiliated with Oaktree Capital Group Holdings GP, LLC (“OCGH”). The members of OCGH are Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank, Sheldon M. Stone, Larry W. Keele, Stephen A. Kaplan and David M. Kirchheimer. Each of the direct and indirect general partners, managing members, directors, unit holders, shareholders, and members of VOF, Fund IX, Parallel 2, Dry Bulk Holdings, OCM XL and FIE, may be deemed to share voting and dispositive power over the shares owned by such entities, but disclaims beneficial ownership in such shares except to the extent of any pecuniary interest therein. The address for these entities (collectively, the “Oaktree Funds”) is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. OCM Investments, LLC (a subsidiary of Oaktree Capital Management, L.P., which is the investment manager of the Oaktree Funds) is registered as a broker-dealer with the Commission and in all 50 states, the District of Columbia and Puerto Rico, and is a member of the U.S. Financial Industry Regulatory Authority. Oaktree Funds acquired common shares in the ordinary course of business and, at the time of the acquisition of the Company’s common shares to be resold under this registration statement, had no agreements or understandings, directly or indirectly, with any person to distribute the common shares.

(3)
As of February 28, 2019, consists of (i) 3,208,148 shares beneficially owned directly by Augustea MED Limited, a Malta limited liability company (“Augustea MED”), (ii) 1,370,044 shares beneficially owned directly by Augustea Bunge Maritime Limited, a Malta limited liability company (“ABML”) and (iii) 44,705 shares beneficially directly owned by Augustea Oceanbulk Maritime Malta Limited, a Malta limited liability company (“Augustea Oceanbulk”). Augustea MED is owned by Augustea Atlantica S.p.A, a joint stock limited liability company incorporated in Italy (“Augustea Atlantica”), ABML is 50.85 % owned by Augustea Atlantica and 49.15% owned by Bunge Investment Management Limited, a British Virgin Islands limited liability company (“BIML”), however, certain matters require the approval of 75% of the issued shares and Augustea Oceanbulk is (a) 0.12% owned directly by Augustea Atlantica and (b) 65.84% owned by Augustea Malta Holding Limited, which is wholly owned by Augustea Atlantica.  Augustea Atlantica is wholly owned by Augustea Holding S.p.A., a joint stock limited liability company incorporated in Italy (“Augustea Holding”).  The directors of Augustea Holding are Raffaele Zagari (Chairman, Executive Director and CEO), Maurizio Pavesi (Executive Director and CFO), Pietrantonio Cafiero (Non-executive Director), Roberto Donnini (Non-executive, Independent Director) and Stefano Ferrailo (Non-executive, Independent Director). Mr. Raffaele Zagari was appointed as a member of the Company’s Board of Directors on August 3, 2018.

(4)
These numbers of shares do not include shares beneficially owned by Messrs, Pappas, Blystad and Zagari, which are presented within line items “Entities affiliated with Petros Pappas”, “Entities affiliated with Arne Blystad” and “Augustea Entities”, respectively, above.

(5)	All of the 2,974,261 common shares that are currently directly held by Oceanbulk Container Carriers LLC will be distributed to Oaktree when such a distribution were to take place.

Our major shareholders, save for what is below referred, have the same voting rights as our other shareholders.  No foreign government owns more than 50% of our outstanding common shares.  We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Star Bulk.

Even if Oaktree owns more than 50% of our outstanding common shares, under the Oaktree Shareholders Agreement (described in “Item 7.  Major Shareholders and Related Party Transactions-B.  Related Party Transactions.”), with certain limited exceptions, Oaktree effectively cannot vote more than 33% of our outstanding common shares (subject to adjustment under certain circumstances).  Furthermore, pursuant to the Oaktree Shareholders Agreement, so long as Oaktree and its affiliates beneficially own at least 10% of our outstanding voting securities, Oaktree and its affiliates have agreed not to directly or indirectly acquire beneficial ownership of any additional voting securities of ours or other equity-linked or other derivative securities with respect to our voting securities if such acquisition would result in Oaktree’s beneficial ownership exceeding 63.8%, subject to certain specified exceptions.  In addition, pursuant to the Oaktree Shareholders Agreement, subject to various exclusions, so long as Oaktree and its affiliates beneficially own at least 10% of our voting securities, unless specifically invited in writing by our board of directors, they may not (i) enter into any tender or exchange offer or various types of merger, business combination, restructuring or extraordinary transactions, (ii) solicit proxies or consents in respect of such transactions, (iii) otherwise act to seek to control or influence our management, board of directors or other policies (except with respect to the nomination of Oaktree designees pursuant to the Oaktree Shareholders Agreement and other nominees proposed by the Nominating and Corporate Governance Committee) or (iv) enter into any negotiations, arrangements or understandings with any third party with respect to any of the above.  Pursuant to the Oaktree Shareholders Agreement, Oaktree also agreed to various limitations on the transfer of its common shares.

In addition, we have granted certain demand registration rights and shelf registration rights to Oaktree, affiliates of Mr. Petros Pappas, York and Augustea pursuant to the Registration Rights Agreement and to E.R. in connection with the E.R. Vessel Purchase Transaction. See “See “Item 7.  Major Shareholders and Related Party Transactions—B.  Related Party Transactions—Registration Rights Agreement.”

As of February 28, 2019, 93,089,717 of our outstanding common shares were held in the United States by 193 holders of record, including Cede & Co., the nominee for the Depository Trust Company, which held 64,563,050 of those shares.

B.	Related Party Transactions

Transactions with Oceanbulk Maritime, S.A. and affiliates

Oceanbulk Maritime, S.A., a related party, is a ship management company and is controlled by our former director Ms. Milena-Maria Pappas.  One of the affiliated companies of Oceanbulk Maritime provides us certain financial corporate development services. The related expenses for the years ended December 31, 2016, 2017 and 2018 were $0.3 million, $0.3 million and $0.3 million respectively, and are included in General and administrative expenses in the consolidated statement of operations.

As of December 31, 2017 and 2018, we had an outstanding receivable balance of $0.1 million and $0.1 million, respectively, from Oceanbulk Maritime S.A and its affiliates for payments made by us on its behalf for certain administrative items.

OCC Vessel Acquisition

As more specifically described in Item 4.A “Information on the Company—History and development of the Company,” on May 14, 2018, we entered into a definitive agreement with OCC, an entity affiliated with Oaktree Capital Management L.P. and with family members of its CEO, Mr. Petros Pappas, pursuant to which we acquired the OCC Vessels with an aggregate capacity of 0.62 million dwt for an aggregate of 3,304,735 common shares of Star Bulk. CSSC (Hong Kong) Shipping Company Limited had agreed to provide a ten-year capital lease of $104.4 million to finance the then remaining $103.8 million capital expenditures of the OCC Vessels. The OCC Vessel Acquisition was approved by the disinterested members of our board of directors.

Employment and Consultancy Agreements

We are a party to three consultancy agreements in each case with a separate company owned and controlled by either Mr. Simos Spyrou, our Co-Chief Financial Officer, Mr. Christos Begleris, our Co-Chief Financial Officer or Mr. Nicos Rescos, our Chief Operating Officer.  Pursuant to each of these consultancy agreements, we are required to pay an aggregate base fee of $0.5 million per annum to these three companies (this amount includes certain fees determined in Euros, using the exchange rate as of December 31, 2018, which was $1.15 per euro).

We are also a party to six employment agreements with each of the Chief Executive Officer, the President, the Chief Operating Officer, the Co-Chief Financial Officers and the Chief Strategy Officer, Messrs. Petros Pappas, Hamish Norton, Nicos Rescos, Simos Spyrou, Christos Begleris and Mrs. Charis Plakantonaki, respectively.

In aggregate, the related expenses under the employment agreements for 2016, 2017 and 2018 were $1.8 million, $1.9 million and $2.2 million, respectively, and are included in General and administrative expenses in the consolidated statement of operations.

In aggregate, the related expenses under the consultancy agreements for 2016, 2017 and 2018 were $0.5 million for each year respectively, and are included in General and administrative expenses in the consolidated statement of operations.

Office Lease Agreements

On January 1, 2012, Starbulk S.A. entered into a one year lease agreement for office space with Combine Marine Ltd., or Combine Ltd., a company controlled by Ms. Milena-Maria Pappas and by Mr. Alexandros Pappas, both children of our Chief Executive Officer, Mr. Petros Pappas.  The lease agreement provided for a monthly rental of €2,500 (approximately $2,875, using the exchange rate as of December 31, 2018, which was $1.15 per euro).  On January 1, 2013, the agreement was renewed and unless terminated by either party, it will expire in January 2024.

In addition, on December 21, 2016 Starbulk S.A., entered into a six year lease agreement for office space with Alma Properties, a company controlled by Mrs. Milena - Maria Pappas.  The lease agreement provides for a monthly rental of €300 (approximately $345, using the exchange rate as of December 31, 2018, which was $1.15 per euro).

Interchart Shipping Inc.

Interchart, a Liberian company affiliated with family members of our Chief Executive Officer, acts as a chartering broker for all of our vessels.  In 2014, we acquired 33% of the total outstanding common stock of Interchart.  The ownership interest was purchased from an entity affiliated with family members of our Chief Executive Officer.  In November 2014, we entered into a new services agreement with Interchart for chartering, brokering and commercial services for all of our vessels for a monthly fee of $275,000, with a term until March 31, 2015, which following consecutive renewals is currently effective until December 31, 2018.  In November 2018, we entered into a new service agreement with Interchart, with effect from November 1, 2018 until December 31, 2019, pursuant to which the monthly fee was increased to $325,000. During the years ended December 31, 2016, 2017 and 2018, the brokerage commission on charter revenue charged by Interchart amounted to $3.3 million, $3.3 million and $3.4 million, respectively, and is included in “Voyage expenses” in the consolidated statements of operations.

Sydelle Marine Ltd.

In April 2017, Sydelle Marine Limited (“Sydelle”), a company controlled by members of the family of Mr. Petros Pappas, entered into a pooling agreement (the “Sydelle Agreement”) with our fully owned subsidiary Domus Shipping LLC, owner of the vessel Star Ariadne, whereby the net revenues of Star Ariadne and the vessel owned by Sydelle, will be equally split between the two companies.  Pursuant to the Sydelle Agreement, the pool adjustment for the years ended December 31, 2017 and 2018 was ($0.3) million and ($0.9) million, respectively, which is recorded in “Voyage revenues” in the relevant consolidated statement of operations.  As of December 31, 2017 and 2018, we had an outstanding receivable amount of $0.04 million and an outstanding payable of $0.3 million, respectively, in connection with the Sydelle Agreement.  The agreement was terminated effective December 31, 2018.

Oaktree Shareholders Agreement

The following is a summary of the material terms of the Oaktree Shareholders Agreement.  Capitalized terms that are used in this description of the Oaktree Shareholders Agreement but not otherwise defined below have the meanings ascribed to them under the caption, “8.  Certain Definitions.”

General

The Oaktree Shareholders Agreement was entered into on the date the Merger was completed (July 11, 2014) and governs the ownership interest of Oaktree and its affiliated investment funds that own Common Shares (and any Affiliates (as defined below) of the foregoing persons that become Oaktree Shareholders pursuant to a transfer or other acquisition of our Equity Securities (as defined below) in accordance with the terms of the Oaktree Shareholders Agreement, collectively, the “Oaktree Shareholders”) following the Merger.  Based on the number of our outstanding common shares on February 28, 2019, the Oaktree Shareholders beneficially own approximately 33.9% of the common shares outstanding of the Company.

Representation on the Board of Directors

After the closing of the Merger, we and the board of directors increased the size of the board of directors from six directors (“Directors”) to nine Directors.

The Oaktree Shareholders are entitled to nominate four (but in no event more than four) Directors (each such nominee, including the persons designated at the closing of the Merger as described in the preceding paragraph the “Oaktree Designees”) to the board of directors for so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own (for purposes of the Oaktree Shareholders Agreement and this summary, as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 40% or more of our outstanding Voting Securities.  During any period the Oaktree Shareholders are entitled to nominate four Directors pursuant to the Oaktree Shareholders Agreement: (i) if Mr. Petros Pappas is then serving as our Chief Executive Officer and as a Director, then the Oaktree Shareholders are entitled to nominate only three Directors and (ii) at least one of the Oaktree Designees will not be a citizen or resident of the United States solely to the extent that (x) at least one of the nominees to the board of directors (other than the Oaktree Designees) is a United States citizen or resident and (y) as a result, we would not qualify as a “foreign private issuer” under Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act if such Oaktree Designee is a citizen or resident of the United States.

The Oaktree Shareholders are entitled to nominate three Directors, two Directors and one Director to the board of directors for so long as the Oaktree Shareholders and their Affiliates beneficially own 25% or more, but less than 40% of the outstanding Voting Securities, own 15% or more, but less than 25% of the outstanding Voting Securities and own 5% or more, but less than 15% of our outstanding Voting Securities, respectively. The three directors currently designated by Oaktree are Messrs. Pappas and Balakrishnan and Ms. Stephens.

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

The board of directors will appoint individuals selected by the Nominating and Corporate Governance Committee to fill the positions on the committees of the board of directors that are not required to be filled by Oaktree Designees. See Item 6.  “Directors and Senior Management.”

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

Voting

Except with respect to any Excluded Matter (as defined below), at any meeting of our shareholders, Oaktree Shareholders have agreed to (and have agreed to cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all our Voting Securities beneficially owned by them (and which are entitled to vote on such matter) in excess of the Voting Cap as of the record date for the determination of our shareholders entitled to vote or consent to such matter, with respect to each matter on which our shareholders are entitled to vote or consent, in the same proportion (for or against) as our Voting Securities that are owned by shareholders (other than an Oaktree Shareholder, any of their Affiliates or any Group (for purposes of the Oaktree Shareholders Agreement and this summary, as such term is defined in Section 13(d)(3) of the Exchange Act), which includes any of the foregoing) are voted or consents are given with respect to each such matter.

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

In the case of a Contested Election, Oaktree Shareholders have agreed to (and have agreed to cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all shares beneficially owned by them in excess of the Voting Cap in the same proportion (for or against) as all of our shares that are owned by our other shareholders (other than the Oaktree Shareholders, any of their Affiliates or any Group which includes any of the foregoing) are voted or consents are given with respect to such Contested Election.

For so long as the Oaktree Shareholders and their affiliates in the aggregate beneficially own at least 33% of the outstanding Voting Securities of the Company, without the prior written consent of Oaktree, we and the board of directors have agreed not to, directly or indirectly (whether by merger, consolidation or otherwise), (i) issue Preferred Shares or any other class or series of our Equity Interests that ranks senior to the shares as to dividend distributions and/or distributions upon the liquidation, winding up or dissolution of the Company or any other circumstances, (ii) issue Equity Securities to a person or Group, if, after giving effect to such transaction, such issuance would result in such Person or Group beneficially owning more than 20% of our outstanding Equity Securities (except that we and the board of directors retain the right to issue Equity Securities in connection with a merger or other business combination transaction with the consent of the Oaktree Shareholders), or (iii) issue any Equity Securities of any of our subsidiaries (other than to the Company or a wholly-owned subsidiary of the Company).  During the 18 months following the closing date, which period has now expired, we and the board also agreed not to terminate the Chief Executive Officer or any other of our officers set forth in the Oaktree Shareholders Agreement, except if such termination were to have been for Cause (as defined in our 2014 Equity Incentive Plan).

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

•
a tender offer or exchange offer, by an Unaffiliated Buyer, that is made to all of our shareholders, so long as such offer would not result in a Change of Control Transaction, unless the consummation of such Change of Control Transaction has received Disinterested Director Approval;

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

For so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own at least 10% of our Voting Securities, neither the Oaktree Shareholders nor any of their Affiliates will sell or otherwise dispose of any of their Common Shares in any Change of Control Transaction unless our other shareholders of the Company are entitled to receive the same consideration per Common Share (with respect to the form of consideration and price), and at substantially the same time, as the Oaktree Shareholders or their Affiliates with respect to their Common Shares in such transaction.

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

“Excluded Matter” includes each of the following:

(a)          any vote of the shareholders in connection with a Change of Control Transaction with an Unaffiliated Buyer; provided, however, that if the Oaktree Shareholders or their Affiliates are voting in support of such Change of Control Transaction, then such vote shall constitute an Excluded Matter only if such Change of Control Transaction has received the Disinterested Director Approval; and

(b)          any vote of the shareholders in connection with (i) an amendment to the charter or bylaws of the Company or (ii) the dissolution of the Company; provided, however, that if the Oaktree Shareholders or their Affiliates are voting in support of such matter in either case, then such vote shall constitute an Excluded Matter only if such matter has received the Disinterested Director Approval.

“Majority Voting Power” means, with respect to any Person, either (a) the power to elect or direct the election of a majority of the board of directors or other similar body of such Person or (b) direct or indirect beneficial ownership of Equity Securities representing more than 39% of the Voting Securities of such Person.

“Other Large Holder” means, with respect to any matter in which the shareholders are entitled to vote or consent, any Person or Group that is not an Oaktree Shareholder, an Affiliate of an Oaktree Shareholder or a Group that includes any of the foregoing; provided, however, that if the Oaktree Shareholders, on the one hand, and the Pappas Investors, on the other hand, are entitled to vote on or consent to such matter and a majority of the Voting Securities held by the Pappas Investors are voting on or consenting to such matter in the same manner as a majority of the Voting Securities held by the Oaktree Shareholders (i.e., both positions of Voting Securities are “for” or both positions of Voting Securities are “against”), then an “Other Large Holder” shall mean any Person or Group that is not an Oaktree Shareholder, a Pappas Investor, an Affiliate of either of the foregoing or a Group that includes any of the foregoing.

“Other Large Holder Effective Voting Percentage” means, with respect to an Other Large Holder as of the record date for the determination of shareholders entitled to vote or consent to any matter, the ratio (expressed as a percentage) of (a) the sum of (i) the number of Voting Securities of the Company beneficially owned by such Other Large Holder as of such record date, plus (ii) the product of (x) the excess (if any) of the number of Voting Securities of the Company beneficially owned in the aggregate by the Oaktree Shareholders and their Affiliates as of such record date, over the number of Voting Securities of the Company that is equal to the product of the total number of Voting Securities of the Company outstanding as of such record date, multiplied by the Voting Cap Percentage applicable with respect to such matter, multiplied by (y) a percentage equal to (I) the number of Voting Securities of the Company beneficially owned by such Other Large Holder as of such record date, divided by (II) the number of Voting Securities of the Company beneficially owned by all shareholders (other than the Oaktree Shareholders and their Affiliates) as of such record date and with respect to which a vote was cast or consent given (for or against) in respect of such matter, divided by (b) the total number of Voting Securities of the Company outstanding as of such record date.

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

“Voting Cap Percentage” means 33%; provided, however, that if as of the record date for the determination of shareholders entitled to vote or consent to any matter, an Other Large Holder beneficially owns greater than 15% of the outstanding Voting Securities of the Company (the “Voting Cap Threshold”), then, subject to the next proviso, for every 1% of outstanding Voting Securities of the Company beneficially owned by such Other Large Holder in excess of the Voting Cap Threshold, the Voting Cap Percentage shall be increased by 2%; provided further, however, that the Voting Cap Percentage shall not exceed a percentage equal to the Voting Cap Maximum as of such record date.  For the avoidance of doubt, if multiple Other Large Holders beneficially own more than 15% of the outstanding Voting Securities of the Company, the Voting Cap Percentage shall be adjusted in relation to that Other Large Holder having the greatest beneficial ownership of Voting Securities of the Company.

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

Voting

At any meeting of our shareholders, the Pappas Shareholders have agreed to (and have agreed to cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all of our shares beneficially owned by them (and which are entitled to vote on such matter) in excess of the Voting Cap as of the record date for the determination of our shareholders entitled to vote or consent to such matter, with respect to each matter on which our shareholders are entitled to vote or consent, in the same proportion (for or against) as all shares owned by other of our shareholders.

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

At any Contested Election following the later of (i) the date on which Mr. Petros Pappas ceases to be our Chief Executive Officer or (ii) the date on which Mr. Petros Pappas ceases to be a Director, the Pappas Shareholders have agreed to (and have agreed to cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all shares beneficially owned by them in excess of the Voting Cap in the same proportion (for or against) as all shares owned by other of our shareholders.

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

Registration Rights Agreement

On July 11, 2014, Oaktree, affiliates of Mr. Petros Pappas and Monarch entered into the Registration Rights Agreement.  Monarch has since been removed from the Registration Rights Agreement.  Pursuant to the terms of the Registration Rights Agreement, we have, among other things, filed Form F-3 registration statement (Registration No.  333-197886), covering the resale of shares owned by such shareholders, which was declared effective on September 25, 2014.

In addition, the Registration Rights Agreement also provides Oaktree with certain demand registration rights and provides Oaktree and affiliates of Mr. Petros Pappas with certain shelf registration rights in respect of any of our common shares held by them, subject to certain conditions, including those shares acquired pursuant to the July 2014 Transactions.

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

We are required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, if any, attributable to the sale of any holder’s securities pursuant to the Registration Rights Agreement.  The Registration Rights Agreement includes customary indemnification provisions in favor of the shareholders party thereto, any person who is or might be deemed a control person (within the meaning of the Securities Act, and the Exchange Act and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or relating to any filing or other disclosure made by us under the securities laws relating to any such registration.

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

In June 2018, the Registration Rights Agreement was amended in conjunction with the OCC Vessel Transaction and the Augustea Vessel Transaction to add York, Augustea and OCC as parties.

On June 29, 2018, a fund affiliated with Oaktree Capital Management, L.P. completed an underwritten secondary sale of 5,000,000 of our common shares at a price of $13.10 per share. We did not sell any common shares and did not receive any proceeds as a result of this secondary sale.

In September 2018, we filed a Registration Statement on Form F-3 (Registration No. 333-227538) covering the resale of shares owned by Oaktree, affiliates of Mr. Pappas, York, Augustea and OCC.

StarOcean Manning Philippines Inc.

We have 25% ownership interest in Starocean Manning Philippines, Inc. (“Starocean”), a company that is incorporated and registered with the Philippine Securities and Exchange Commission, which provides crewing agency services.  The remaining 75% interest is held by local entrepreneurs.  This investment is accounted for as an equity method investment which as of December 31, 2018 stands at $0.05 million and is included in “Other Current Assets” in the relevant consolidated balance sheet.  As of December 31, 2018 the Company has an outstanding receivable of $0.07 million from Starocean relating to advances paid for working capital purposes.

Augustea Technoservices Ltd.:

Following the completion of the Augustea Vessel Purchase Transaction, we appointed Augustea Technoservices Ltd., an entity affiliated with certain of the sellers of the Augustea Vessels (including one of our directors, Mr. Zagari), as the technical manager of certain of our vessels. The management fees incurred since the completion of the Augustea Vessel Purchase Transaction, on August 3, 2018 and until December 31, 2018 were $2.3 million and are included in “Management fees” in the consolidated statement of operations. The outstanding balance due to Augustea Technoservices Ltd as of December 31, 2018 is $1.1 million and is included in Due to related parties in the relevant consolidated balance sheet. In addition, pursuant to the post-closing adjustments set forth in the underlying purchase agreement, as of December 31, 2018 the Company had an outstanding receivable of $0.9 million from the sellers of the Augustea Vessels, which is included in Due from related parties in the relevant consolidated balance sheet.

Songa Shipmanagement Ltd.:

Following the completion of the Songa Vessel Purchase Transaction, we appointed Songa Shipmanagement Ltd, an entity affiliated with certain of the sellers of the Songa Vessels (including one of our directors, Mr. Blystad), as the technical manager of certain of our vessels. The management fees incurred since the completion of the Songa Vessel Purchase Transaction, on July 7, 2018 and until December 31, 2018 were $0.4 million and are included in “Management fees” in the relevant consolidated statement of operations. The outstanding balance due from Songa Shipmanagement Ltd as of December 31, 2018 is $0.3 million and is included in Due from related parties in the relevant consolidated balance sheet.

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

See Item 18.  “Financial Statements.”

Legal Proceedings

In March 2013, we commenced arbitration proceedings against Hanjin HHIC-Phil Inc., the shipyard that constructed the Star Polaris, relating to engine failure the vessel experienced in South Korea.  This resulted in 142 off-hire days and the loss of $2.3 million in revenues.  We pursued the compensation for the cost of the repairs and the loss of revenues and following the arbitration hearing in July 2015, the arbitral tribunal issued its partial final award (the “Award”), which found the yard liable for certain aspects of the claim but did not quantify the Award.  Following the dismissal of the loss of revenues claim before the High Court of the United Kingdom in the appeal proceedings, in 2018 a settlement agreement was entered into between us, the yard and H&M insurers, out of which we had no financial impact.

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

Following the full repayment of Deferred Amounts in 2018, currently, we are able under our financing agreement to pay dividend unless an event of default has occurred.  Please see the section of this annual report entitled “Item 5.  Operating and Financial Review and Prospects-B.  Liquidity and Capital Resources.” We did not pay any dividends in 2018.

B.	Significant Changes.

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in Note 19 “Subsequent events” of our annual consolidated financial statements.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Our common shares are traded on the Nasdaq Global Select Market and the Oslo Børs under the symbol “SBLK.”

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

As of February 28, 2019, we had issued and outstanding 93,089,717 common shares.  No preferred shares are issued or outstanding.

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

Directors

Our directors are elected by a majority of the votes cast by shareholders entitled to vote in an election.  Our Articles of Incorporation provide that cumulative voting shall not be used to elect directors.  Our board of directors must consist of at least three members.  The exact number of directors is fixed by a vote of at least 66⅔% of the entire board of directors.  Our Articles of Incorporation provide for a staggered board of directors whereby directors shall be divided into three classes: Class A, Class B and Class C, which shall be as nearly equal in number as possible.  Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term.  The terms of our board of directors are as follows: (i) the term of our Class A directors expires in 2020; (ii) the term of our Class B directors expires in 2021; and (iii) the term of our Class C directors expires in 2019.  Each director serves his or her respective term of office until his or her successor has been elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office.  Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

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

Shareholders’ Derivative Actions

Under the MIBCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common shares both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

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

Limited Actions by Shareholders

Our Bylaws provide that if a quorum is present, and except as otherwise expressly provided by law, the affirmative vote of a majority of the common shares represented at the meeting shall be the act of the shareholders.  Shareholders may act by way of written consent in accordance with the provisions of Section 67 of the MIBCA.

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

As of December 31, 2018, we had a number of credit facilities with commercial banks.  For a discussion of our facilities, please see the section of this annual report entitled “Item 5.  Operating and Financial Review-B.  Liquidity and Capital Resources-Senior Secured Credit Facilities.”  In addition, as of December 31, 2018, we had certain bareboat leases with purchase obligations at the end of the lease term.  For a discussion of our bareboat leases, please see the section of this annual report entitled “Item 5.  Operating and Financial Review-B.  Liquidity and Capital Resources-Bareboat Charters.”

As of December 31, 2018, we were also a party to a senior indenture with U.S. Bank National Association, as trustee.  For a discussion of the indenture, please see the section of this annual report entitled “Item 5.  Operating and Financial Review-B.  Liquidity and Capital Resources-2022 Senior Notes Offering.”

As of December 31, 2018, we were a party to the Oaktree Shareholders Agreement, the Pappas Shareholders Agreement, the Registration Rights Agreement and the acquisition agreement with E.R..  For a discussion of these agreements, please see the section of this annual report entitled “Item 7.  Major Shareholders and Related Party Transactions-B.  Related Party Transactions.”

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

The following is a discussion of the material Marshall Islands and U.S. federal income tax regimes relevant to an investment decision with respect to our common shares.

In addition to the tax consequences discussed below, we may be subject to tax in one or more other jurisdictions, including Greece, Cyprus, Malta and Switzerland, where we conduct activities.  We expect that our tax exposure for year 2018 in these jurisdictions, including Malta and Switzerland, is immaterial.

Marshall Islands Tax Consequences

We are incorporated in the Marshall Islands.  Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

Material United States Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences to us of our activities and to our shareholders of the ownership and disposition of our common shares.  This discussion is not a complete analysis or listing of all of the possible tax consequences to our shareholders of the ownership and disposition of our common shares and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules.  In particular, the information set forth below deals only with shareholders that will hold common shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, at any time, 10% or more of the value of our stock or 10% or more of the total combined voting power of all classes of our stock entitled to vote.  In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of shareholders, such as (i) financial institutions, (ii) regulated investment companies, (iii) real estate investment trusts, (iv) tax-exempt entities, (v) insurance companies, (vi) persons holding the common shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle,” (vii) persons that acquired common shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, (viii) U.S. expatriates, (ix) persons subject to the alternative minimum tax or the net investment income tax, (x) dealers or traders in securities or currencies, (xi) persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement” and (xii) U.S. shareholders whose functional currency is not the U.S. dollar.  You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law of the ownership of our common shares.

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

After the completion of the Redomiciliation Merger, the shareholders of Star Maritime owned less than 80% of the Company.  Star Maritime received an opinion of its counsel, Seward & Kissel, that Star Bulk should not be subject to Section 7874(b) after the Redomiciliation Merger.  Based on the structure of the Redomiciliation Merger, the Company believes that it is not subject to U.S. federal income tax as a U.S. domestic corporation on its worldwide income for taxable years after the Redomiciliation Merger.  However, there is no authority directly addressing the application of Section 7874(b) to a transaction such as the Redomiciliation Merger where shares in a foreign corporation, such as the Company, are issued concurrently with (or shortly after) a merger.  In particular, since there is no authority directly applying the “series of related transactions” or “plan” provisions to the post-acquisition stock ownership requirements of Section 7874(b), there is no assurance that the U.S. Internal Revenue Service (IRS) or a court will agree with Seward & Kissel’s opinion on this matter.  Moreover, Star Maritime has not sought a ruling from the IRS on this point.  Therefore, there is no assurance that the IRS would not seek to assert that the Company is subject to U.S. federal income tax on its worldwide income after the Redomiciliation Merger, although the Company believes that such an assertion should not be successful.

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

As discussed below, we believe that we qualify for exemption under Section 883 for 2018. However, we may not qualify for this tax exemption for subsequent tax years due to the factual nature of this inquiry.

Publicly-Traded Test.  The Treasury Regulations under Section 883 of the Code provide, in pertinent part, that shares of a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country.  Our common shares are “primarily traded” on the NASDAQ Global Select Market.

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

Based on information contained in Schedules 13G and 13D filing with the U.S. Securities and Exchange Commission, we believe that we satisfy the Publicly Traded Test for 2018 because we are not subject to the 5% Override Rule for the 2018 year because 5% Shareholders did not collectively own more than 50% of our outstanding common stock for more than half of the days in 2018.  Accordingly, we believe that we qualify for exemption under Section 883 for 2018. However, we may not qualify for this exemption from U.S. federal income tax on our U.S. source sipping income in subsequent taxable years due to the factual nature of this inquiry.

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

To the extent our shipping income derived from sources within the United States is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” shipping income, net of applicable deductions, would be subject to U.S. federal income tax, currently imposed at a rate of 21%.  In addition, we would generally be subject to the 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

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

Distributions

Subject to the discussion of passive foreign investment companies (“PFICs”) below, any distributions made by us with respect to our common shares to a U.S. Holder will generally constitute foreign-source dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Distributions in excess of such earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common shares and thereafter as capital gain.  However, we do not maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, and you should therefore assume that any distribution by us with respect to our common shares will constitute ordinary dividend income.  Because we are not a U.S. corporation, U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us.

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

Passive Foreign Investment Company Considerations

The foregoing discussion assumes that we are not, and will not be, a PFIC.  If we are classified as a PFIC in any year during which a U.S. Holder owns our common shares, the U.S. federal income tax consequences to such U.S. Holder of the ownership and disposition of common shares could be materially different from those described above.  A non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business) or (ii) 50% or more of the average value of its assets produce (or are held for the production of) “passive income.”  For this purpose, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiaries that are treated as pass-through entities for U.S. federal income tax purposes.  Further, we will be treated as holding directly our proportionate share of the assets and receiving directly the proportionate share of the income of corporations of which we own, directly or indirectly, at least 25%, by value.  For purposes of determining our PFIC status, income earned by us in connection with the performance of services would not constitute passive income.  By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.  We intend to take the position that income we derive from our voyage and time chartering activities is services income, rather than rental income, and accordingly, that such income is not passive income for purposes of determining our PFIC status.  By contrast, we intend to take the position for that income we derive from our bareboat chartering activities is passive income for purposes of determining our PFIC status.  We do not believe that the income we derive from our bareboat chartering activities will materially affect our conclusion that we are not a PFIC for U.S. federal income tax purposes. We believe that there is substantial legal authority supporting our position consisting of case law and IRS pronouncements concerning the characterization of income derived from voyage and time charters as services income for other tax purposes.  Additionally, we believe that our contracts for newbuilding vessels are not assets held for the production of passive income, because we intend to use these vessels for voyage and time chartering activities.

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

Interest Rates

Our exposure to market risk for changes in interest rate relates primarily to our long-term debt and bareboat lease arrangements with purchase obligations.  The international dry bulk industry is a capital intensive industry, requiring significant amounts of investment.  Much of this investment is provided in the form of secured long-term debt and bareboat lease arrangements with purchase obligations.  Our debt financing (including bareboat leasing) arrangements contain interest rates that fluctuate with LIBOR.  Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt.

From time to time, we may take positions in interest rate derivative contracts to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans and leasing facilities.  Generally, our approach is to economically hedge a portion of the floating-rate debt associated with our vessels.  We manage the exposure to the rest of our debt based on our outlook for interest rates and other factors.

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

All existing interest rates swaps as of December 31, 2017 matured during the year ended December 31, 2018 or were prepaid prior to their maturity through the refinancing of the corresponding debt.

As of December 31, 2018, the floating rate portion of our long-term obligations consisted of senior secured credit facilities and recognized bareboat lease obligations and the fixed rate portion consisted of the 2022 Notes.  The total interest expense of our long-term debt and bareboat leasing obligations for the year ended December 31, 2018 was $68.1 million, including the effects of the effective cash flow hedges.  Our estimated total interest expense for the year ending December 31, 2019 is expected to be $77.7 million.  Our estimated amount of interest expense reflects interest payments we expect to make with respect to our long-term debt obligations, our recognized bareboat lease obligations, as well as the 2022 Notes.  The interest expense related to the floating rate portion of our long-term debt and bareboat leasing obligations reflects an assumed LIBOR-based applicable rate of 2.808% (the three-month LIBOR rate as of December 31, 2018) plus the relevant margin of the applicable credit facility and the interest expense related to the floating rate portion of our recognized bareboat lease obligations reflects an assumed LIBOR-based applicable rate of 2.876% (the six-month LIBOR rate as of December 31, 2018) or 2.808% (the three-month LIBOR rate as of December 31, 2018), as applicable, plus the relevant margin of the applicable lease arrangement.  The following table sets forth the sensitivity of our existing long-term obligations in millions of Dollars, as of December 31, 2018, as to a 100 basis point increase in LIBOR during the next five years:

For the year ending December 31,	Estimated amount of interest expense	Estimated amount of interest expense after an increase of 100 basis points	Sensitivity

2019	77.7	89.9	12.2
2020	70.2	81.4	11.1
2021	60.3	69.8	9.5
2022	50.2	58.1	7.9
2023	29.4	34.5	5.1

The table below provides information about our financial instruments at December 31, 2018, that are sensitive to changes in interest rates, including our debt and lease contracts.  For long-term debt and leases, the table presents expected outstanding balances and related weighted-average interest rates by expected maturity dates.

In thousands of Dollars	As of year ended December 31,
	2019	2020	2021	2022	2023

Long-Term Debt:
Variable Rate Debt, outstanding balance	$1,241,756	$1,054,156	$893,921	$719,496	$257,755
Average Interest Rate on Variable Debt (1)	5.6%	5.8%	5.8%	5.8%	6.0%
Fixed-Rate Debt, outstanding balance	50,000	50,000	50,000	-	-
Average Interest Rate on Fixed Debt (2)	8.3%	8.3%	8.3%	8.3%	-

(1)	Average Interest Rate on Variable Debt represents the weighted average interest rate for our floating rate debt and leases comprising of LIBOR rate as of December 31, 2018 and applicable margin.

(2)	Average Interest Rate on Fixed Debt represents the annual coupon for our 8.30% 2022 Notes outstanding as of December 31, 2018.

Currency and Exchange Rates

We generate all of our revenues in Dollars and operating expenses in currencies other than the Dollar are approximately 6% of total operating expenses during 2018.  Further, 68% of our General and administrative expenses, excluding expenses of $8.1 million relating to the amortization of share-based compensation recognized in connection with the restricted shares issued to directors and employees, including consulting fees, salaries and traveling expenses were incurred in currencies other than the Dollar (mainly Euros) during 2018.  For accounting purposes, expenses incurred in Euros are converted into Dollars at the exchange rate prevailing on the date of each transaction.  Because a significant portion of our expenses are incurred in currencies other than the Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the Dollar and the Euro, which could affect the amount of net income that we report in future periods.  As of December 31, 2018, the effect of a 1% adverse movement in Dollar/Euro exchange rates would have resulted in an increase of $167,008 and $60,586 in our General and administrative expense and our operating expenses, respectively.  In 2018 we converted approximately €70.8 million, of which approximately €20.5 million was designated as a fair value hedge, in order to mitigate our corresponding exposure to the foreign currency risk attributable to Euro denominated commitments under our Scrubber Retrofitting Program which were fixed at the time of designation. In addition, while we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk.  The use of financial derivatives or non-derivative instruments, including foreign exchange forward agreements, would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative or non-derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

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

During the years ended December 31, 2018, 2017 and 2016, we entered into a number of FFAs on the Capesize and Panamax and Supramax indexes.  We used these freight derivatives as an economic hedge to reduce the risk on specific vessels trading in the spot market, or to take advantage of short term fluctuations in the market prices.  Our freight derivatives do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in earnings.  FFAs are settled on a daily basis through reputable exchanges such as London Clearing House or Singapore Exchange (SGX).  Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts.  Freight options are treated as assets/liabilities until they are settled As part of these FFAs, we recognized a loss of $0.08 million, a loss of $0.9 million and a gain of $0.4 million during the years ended December 31, 2018, 2017 and 2016, respectively, while the open position as of December 31, 2018 was an asset of $0.5 million.

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

We used these bunker swaps as an economic hedge to reduce the risk on bunker price differentials.  Our bunker swaps do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in earnings.  Our bunker swaps are settled through reputable clearing houses, including the London Clearing House.  Bunker swaps are treated as assets/liabilities until they are settled.  During the years ended December 31, 2018 and 2017, we entered into a number of bunker swaps.  As part of these transactions, we recognized a loss of $0.4 million and a gain of $0.06 million during the years ended December 31, 2018 and 2017, respectively, while the open position as of December 31, 2018 was a liability of $1.8 million.

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

As of December 31, 2018, our management (with the participation of our Chief Executive Officer and Co-Chief Financial Officers) conducted an evaluation pursuant to Rule 13a-15 and 15d-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on the evaluation, our Chief Executive Officer and Co-Chief Financial Officers concluded that as of December 31, 2018, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our Chief Executive Officer and Co-Chief Financial Officers, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission.

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

Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2018 is effective.

(c)	Attestation Report of the Independent Registered Public Accounting Firm

The attestation report on the Company’s internal control over financial reporting issued by the registered public accounting firm that audited the consolidated financial statements Deloitte Certified Public Accountants S.A., appears under “Item 18.  Financial Statements” of this annual report and is incorporated herein by reference.

(d)	Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a code of ethics that applies to our directors, officers and employees.  A copy of our code of ethics is posted in the “Corporate Governance” section of Star Bulk Carriers Corp.  website, and may be viewed at http://www.starbulk.com/gr/en/code-of-ethics/. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder.  Shareholders may direct their requests to the attention of Investor Relations, c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece.

Item 16C.	Principal Accountant Fees and Services

Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young”), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2017. Deloitte Certified Public Accountants S.A. (“Deloitte”), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2018.   This table below sets forth the total amounts billed and accrued for Ernst & Young and Deloitte services regarding fiscal years 2017 and 2018 and breaks down these amounts by category of services:

(In thousands of Dollars)
	2017	2018
Audit fees (a)	$841	$ 656
Audit-related fees (b)	18	17
Tax fees (c)	-	-
All other fees (d)	-	-
Total fees	$859	$ 673

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

Share Repurchase Program

On November 29, 2018, our Board of Directors authorized a share repurchase program (the “Share Repurchase Program”) to purchase up to an aggregate of $50.0 million of our common shares.  The timing and amount of any repurchases will be in the sole discretion of our management team, and will depend on legal requirements, market conditions, share price, alternative uses of capital and other factors.  Repurchases of common shares may take place in privately negotiated transactions, in open market transactions pursuant to Rule 10b-18 of the Exchange Act and/or pursuant to a trading plan adopted in accordance with Rule 10b5-1 of the Exchange Act.  We are not obligated under the terms of the Share Repurchase Program to repurchase any of its common shares.  The Share Repurchase Program has no expiration date and may be suspended or terminated by us at any time without prior notice.  We will cancel common shares repurchases as part of this program.

During the year ended December 31, 2018, we purchased the following common shares:

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit) (1)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
November 29-30, 2018	63,864	$9.654	63,864	$49,383,454
December 1-31, 2018	277,499	$9.062	277,499	$46,868,823
Total	341,363	N/A	341,363	N/A

(1)	The average price paid per share does not include commissions paid for each transaction.

Item 16F.	Change in Registrants Certifying Accountant

On April 24, 2018, the Audit Committee of the Board of Directors approved and signed the engagement letter appointing Deloitte Certified Public Accountants S.A. (“Deloitte”) as the Company’s independent registered public accounting firm for the year ending December 31, 2018. The Company's annual general meeting of shareholders held on October 16, 2018 approved such appointment. The audit committee approved the engagement of Deloitte following the expiration of the engagement letter with the Company's previous independent registered public accounting firm, Ernst & Young.

The reports of Ernst & Young on the financial statements of the Company as of December 31, 2017 and 2016 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits of the Company’s financial statements for each of the two fiscal years ended December 31, 2017 and 2016 there were no disagreements with Ernst & Young on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of Ernst & Young, would have caused Ernst & Young to make reference to the matter of such disagreements in their reports. In connection with the audits of the Company's financial statements for each of the two fiscal years ended December 31, 2017 and 2016 none of the events described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F occurred.

In connection with the audits of the Company’s financial statements for each of the two fiscal years ended December 31, 2017 and 2016 neither the Company nor anyone on its behalf consulted with Deloitte on the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements or any matter that would have been the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a reportable event, as that term is defined in Item 16F(a)(1)(v).

The Company has provided Ernst & Young with a copy of these disclosures prior to the filing hereof and has requested that Ernst & Young furnish to the Company a letter addressed to the Securities and Exchange Commission stating whether Ernst & Young agrees with the statements made by the Company in this report.

Ernst & Young’s letter is attached as Exhibit 16.1 to this Annual Report on Form 20-F.

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

Item 19.	Exhibits

Exhibit Number	Description
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

2.2
Base Indenture, dated as of November 6, 2014, between the Company and U.S. Bank National Association, as trustee (the “Trustee”) (included as Exhibit 4.1 to the Company’s Current Report on Form 6-K, dated November 7, 2014 and incorporated herein by reference)

2.3
Second Supplemental Indenture, dated as of November 9, 2017, between the Company and the Trustee (included as Exhibit 4.2 to the Company’s Current Report on Form 6-K, dated November 13, 2017 and incorporated herein by reference)

4.1
Amended and Restated Registration Rights Agreement dated July 11, 2014 (included as Annex E to Exhibit 99.1 to the Company’s Current Report on Form 6-K, dated June 20, 2014 and incorporated herein by reference)

4.2
Amendment No.1 to Amended and Restated Registration Rights Agreement dated August 28, 2014 (included as Exhibit 99.2 to the Company’s Current Report on Form 6-K, dated September 3, 2014 and incorporated herein by reference)

4.3	Amendment No.2 to Amended and Restated Registration Rights Agreement dated May 15, 2017.

4.4	Amendment No.3 to Amended and Restated Registration Rights Agreement dated August 3, 2018.

4.5	Oaktree Shareholders Agreement (included as Annex B to Exhibit 99.1 to the Company’s Current Report on Form 6‑K, dated June 20, 2014 and incorporated herein by reference.

4.6
Pappas Shareholder Agreement by and among the Company and the parties named therein dated July 11, 2014 (included as Exhibit 99.3 to the Company’s Current Report on Form 6-K, dated June 16, 2014 and incorporated herein by reference)

4.7	2016 Equity Incentive Plan (included as Exhibit 4.15 to the Company’s Form 20-F, which was filed with the Commission on March 22, 2017 and incorporated herein by reference)

4.8	2017 Equity Incentive Plan (included as Exhibit 4.9 to the Company’s Form 20-F, which was filed with the Commission on March 22, 2018 and incorporated herein by reference)

4.9	2018 Equity Incentive Plan (included as Exhibit 4.10 to the Company’s Form 20-F, which was filed with the Commission on March 22, 2018 and incorporated herein by reference)

Exhibit Number	Description
6.1	For earnings per share calculation, see “Item 18. Financial Statements-Note 13.”

8.1	For a list of all our subsidiaries, see “Item 18. Financial Statements-Note 1.”

11.1	Code of Ethics (included as Exhibit 11.1 of the Company’s Form 20-F, which was filed with the Commission on April 8, 2015 and incorporated herein by reference)

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young (Hellas) Certified Auditors Accountants S.A.)

15.2	Consent of Independent Registered Public Accounting Firm (Deloitte Certified Public Accountants S.A.)

16.1
Letter from Ernst & Young (Hellas) Certified Auditors Accountants S.A. to the Securities and Exchange Commission dated March 21, 2019, pursuant to Section 304(a)(3) of Regulation S-K of the rules and regulations of the Securities and Exchange Commission.

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, formatted in Extensible Business Reporting Language (XBRL):

(i) Consolidated Balance Sheets as of December 31, 2017 and 2018;

(ii) Consolidated Statements of Operations for the years ended December 31, 2016, 2017 and 2018;

(iii) Consolidated Statements of Comprehensive Income/ (Loss) for the years ended December 31, 2016, 2017 and 2018;

(iv) Consolidated Statements of Shareholders’ Equity for the for the years ended December 31, 2016, 2017 and 2018;

(v) Consolidated Statements of Cash Flows for the for the years ended December 31, 2016, 2017 and 2018; and

(vi) the Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 21, 2019
Star Bulk Carriers Corp.
(Registrant)

	By:	/s/ Petros Pappas
		Name:	Petros Pappas
		Title:	Chief Executive Officer

STAR BULK CARRIERS CORP.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Star Bulk Carriers Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Star Bulk Carriers Corp. and subsidiaries (the “Company”) as of December 31, 2018, the related consolidated statement of operations, comprehensive income/(loss), shareholders’ equity, and cash flows, for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 21, 2019 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
March 21, 2019

We have served as the Company’s auditor since 2018.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Star Bulk Carriers Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Star Bulk Carriers Corp. and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Company and our report dated March 21, 2019, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting.” Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
March 21, 2019

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Star Bulk Carriers Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Star Bulk Carriers Corp. (the Company) as of December 31, 2017, the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
March 22, 2018

(except for the effects of the adoption of ASU 2016-18 described in Note 2 to the consolidated financial statements, as to which the date is March 21, 2019)

STAR BULK CARRIERS CORP.
Consolidated Balance Sheets
As of December 31, 2017 and 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	December 31, 2017	December 31, 2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$257,911	$204,921
Restricted cash, current (Note 8)	7,169	6,435
Trade accounts receivable, net	18,521	38,402
Inventories (Note 4)	19,345	27,436
Due from managers	-	284
Due from related parties (Note 3)	231	1,322
Prepaid expenses and other receivables	4,215	6,504
Derivative asset, current (Note 18)	77	537
Other current assets (Notes 2 and 3)	5,157	7,046
Vessel held for sale (Note 5)	-	5,949
Total Current Assets	312,626	298,836

FIXED ASSETS
Advances for vessels under construction and acquisition of vessels (Note 6)	48,574	59,900
Vessels and other fixed assets, net (Note 5)	1,775,081	2,656,108
Total Fixed Assets	1,823,655	2,716,008

OTHER NON-CURRENT ASSETS
Long term investment	1,063	1,108
Restricted cash, non-current (Note 8)	8,420	2,521
Other non-current assets (Note 2 and 8)	-	3,664
TOTAL ASSETS	$2,145,764	$3,022,137

LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long term debt (Note 8)	$173,958	$101,007
Lease commitments short term (Notes 5 and 6)	15,348	65,837
Accounts payable	9,944	20,959
Due to managers	1,420	3,757
Due to related parties (Note 3)	229	1,649
Accrued liabilities (Note 14)	10,521	16,854
Derivative liability (Note 18)	625	1,799
Deferred revenue	7,229	10,855
Total Current Liabilities	219,274	222,717

NON-CURRENT LIABILITIES
8.30% 2022 Notes, net of unamortized debt issuance costs of $2,000 and $1,590, as of December 31, 2017 and 2018 respectively (Note 8)	48,000	48,410
Long term debt, net of current portion and unamortized debt issuance costs of $7,119 and $10,997, as of December 31, 2017 and 2018, respectively (Note 8)	575,137	685,819
Lease commitments long term, net of unamortized debt issuance costs of $35 and $2,975, as of December 31, 2017 and 2018 respectively (Notes 5 and 6)	214,741	540,925
Fair value of below market time charters acquired (Note 7)	-	3,553
Other non-current liabilities	560	668
TOTAL LIABILITIES	1,057,712	1,502,092

COMMITMENTS & CONTINGENCIES (Note 16)

SHAREHOLDERS' EQUITY
Preferred Shares; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2017 and 2018, respectively (Note 9)	-	-
Common Shares, $0.01 par value, 300,000,000 shares authorized; 64,160,004 and 92,627,349 shares issued, 64,160,004 and 92,285,986 shares (net of treasury shares) outstanding at December 31, 2017 and 2018, respectively (Note 9)	642	926
Additional paid in capital (Note 9)	2,123,108	2,502,429
Treasury shares (nil and 341,363 shares at December 31, 2017 and 2018, respectively)	-	(3,145)
Accumulated other comprehensive income/(loss) (Note 18)	605	-
Accumulated deficit	(1,036,303)	(980,165)
Total Shareholders' Equity	1,088,052	1,520,045
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,145,764	$3,022,137

The accompanying notes are integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.
Consolidated Statements of Operations
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Years ended December 31,
	2016	2017	2018

Revenues:
Voyage revenues (Note 2 and 3)	$221,987	$331,976	$651,561
Management fee income	119	-	-
	222,106	331,976	651,561

Expenses
Voyage expenses (Note 3 and 17)	65,821	64,682	121,596
Charter-in hire expenses	3,550	5,325	92,896
Vessel operating expenses (Note 17)	98,830	101,428	128,872
Dry docking expenses	6,023	4,262	8,970
Depreciation	81,935	82,623	102,852
Management fees (Note 3 and 11)	7,604	7,543	11,321
General and administrative expenses (Note 3)	24,602	30,955	33,972
Impairment loss (Note 5 and Note 18)	29,221	-	17,784
Other operational loss	503	989	191
Other operational gain (Note 10)	(1,565)	(2,918)	-
Provision for doubtful debts	-	-	722
(Gain)/Loss on forward freight agreements and bunker swaps (Note 18)	(411)	841	447
(Gain)/Loss on sale of vessels ( Note 5)	15,248	(2,598)	-
	331,361	293,132	519,623
Operating income / (loss)	(109,255)	38,844	131,938

Other Income/ (Expenses):
Interest and finance costs (Note 8)	(41,217)	(50,458)	(73,715)
Interest and other income/(loss)	876	2,997	1,866
Gain / (Loss) on derivative financial instruments, net (Note 18)	(2,116)	246	707
Loss on debt extinguishment (Note 8)	(2,375)	(1,257)	(2,383)
Total other expenses, net	(44,832)	(48,472)	(73,525)

Income / (loss) before taxes and equity in income of investee	$(154,087)	$(9,628)	$58,413
Income taxes (Note 15)	(267)	(236)	(61)
Income/(Loss) before equity in income of investee	(154,354)	(9,864)	58,352
Equity in income of investee	126	93	45
Net income/(loss)	(154,228)	(9,771)	58,397
Earnings / (Loss) per share, basic	$(3.24)	$(0.16)	$0.76
Earnings / (Loss) per share, diluted	(3.24)	(0.16)	0.76
Weighted average number of shares outstanding, basic (Note 13)	47,574,454	63,034,394	77,061,227
Weighted average number of shares outstanding, diluted (Note 13)	47,574,454	63,034,394	77,326,111

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.
Consolidated Statements of Comprehensive Income/ (Loss)
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

		Years ended December 31,

	2016	2017	2018
Net income / (loss)	$(154,228)	$(9,771)	$58,397
Other comprehensive income / (loss):
Unrealized gains / losses from cash flow hedges:
Unrealized gain / (loss) from hedging interest rate swaps recognized in Other comprehensive income/(loss) before reclassifications (Note 18)	(372)	47	106
Less:
Reclassification adjustments of interest rate swap gain/(loss) (Note 18)	1,294	852	(711)
Other comprehensive income / (loss)	922	899	(605)
Total comprehensive income / (loss)	$(153,306)	$(8,872)	$57,792

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Common Stock
	# of Shares	Par Value	Additional Paid- in Capital	Accumulated Other Comprehensive income/(loss)	Accumulated deficit	Treasury stock	Total Stockholders' Equity

BALANCE, January 1, 2016	43,821,114	$438	$2,008,440	$(1,216)	$(872,304)	$-	$1,135,358
Net income / (loss)	-	$-	$-	$-	$(154,228)	$-	$(154,228)
Other comprehensive income / (loss)	-	-	-	922	-	-	922
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 12)	692,595	7	4,159	-	-	-	4,166
Issuance of shares for commission to Oceanbulk Maritime	138,453	1	733	-	-	-	734
Issuance of common stock (Note 9)	11,976,745	120	50,158	-	-	-	50,278
BALANCE, December 31, 2016	56,628,907	$566	$2,063,490	$(294)	$(1,026,532)	$-	$1,037,230
Net income / (loss)	-	-	-	-	(9,771)	-	(9,771)
Other comprehensive income / (loss)	-	-	-	899	-	-	899
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 12)	1,220,825	13	9,254	-	-	-	9,267
Issuance of common stock, net of issuance costs (Note 9)	6,310,272	63	50,364	-	-	-	50,427
BALANCE, December 31, 2017	64,160,004	$642	$2,123,108	$605	$(1,036,303)	$-	$1,088,052
Cumulative effect of accounting change (Note 2)	-	-	-	-	(2,259)	-	(2,259)
Net income / (loss)	-	-	-	-	58,397	-	58,397
Other comprehensive income / (loss)	-	-	-	(605)	-	-	(605)
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 12)	868,975	8	8,064	-	-	-	8,072
Acquisition of OCC vessels (Note 1 and 9)	3,304,735	33	42,929	-	-	-	42,962
Acquisition of Songa Vessels (Note 1 and 9)	13,725,000	137	182,543	-	-	-	182,680
Acquisition of Augustea Vessels (Note 1 and 9)	10,277,335	103	143,780	-	-	-	143,883
Acquisition of E.R Vessels (Note 1 and 9)	291,300	3	4,037	-	-	-	4,040
Purchase of treasury stock (Note 9)	-	-	-	-	-	(3,145)	(3,145)
Offering expenses (Note 9)	-	-	(2,032)	-	-	-	(2,032)
BALANCE, December 31, 2018	92,627,349	$926	$2,502,429	$-	$(980,165)	$(3,145)	$1,520,045

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.
Consolidated Statements of Cash Flows
For the years ended December 31, 2016, 2017 and 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Years ended December 31,

	2016	2017	2018
Cash Flows from Operating Activities:
Net income / (loss)	$(154,228)	$(9,771)	$58,397
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation	81,935	82,623	102,852
Amortisation of fair value of above market time charters (Note 7)	254	-	-
Amortization of debt issuance costs (Note 8)	2,855	2,660	3,253
Loss on debt extinguishment (Note 8)	2,375	1,257	2,383
Amortisation of fair value of below market time charters (Note 7)	-	-	(1,820)
Impairment loss (Note 5)	29,221	-	17,784
Loss / (gain) on sale of vessels (Note 5)	15,248	(2,598)	-
Provision for doubtful debts	-	-	722
Share-based compensation (Note 12)	4,166	9,267	8,072
Non-cash effects of derivative financial instruments (Note 18)	(4,182)	(1,821)	(1,230)
Fair value hedge adjustment (Note 18)	-	-	(1,609)
Change in fair value of forward freight derivatives (Note 18)	(41)	(36)	1,339
Other non-cash charges	112	144	108
Amortization of deferred gain (Note 5)	(75)	(52)	-
Write-off of claim receivable	225	-	-
Gain on hull and machinery claims	(1,472)	(456)	(309)
Equity in income of investee	(126)	(93)	(45)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	(1,683)	(5,949)	(22,266)
Inventories	(184)	(4,811)	(8,091)
Prepaid expenses and other receivables	3,142	(43)	(7,545)
Due from related parties	287	745	(1,091)
Due from managers	(1,430)	1,430	(284)
Other non-current assets (charterers' receivable amount)	-	-	(1,972)
Increase/(Decrease) in:
Accounts payable	(4,236)	4,709	10,288
Due to related parties	(66)	(127)	1,420
Accrued liabilities	(2,633)	(863)	3,827
Due to managers	(2,291)	1,420	2,337
Deferred revenue	(405)	5,169	2,489
Net cash provided by / (used in) Operating Activities	(33,232)	82,804	169,009

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisition of vessels and other fixed assets	(396,154)	(143,684)	(328,634)
Cash proceeds from vessel sales (Note 5)	380,193	15,153	-
Hull and machinery insurance proceeds	2,536	1,430	3,307
Net cash provided by / (used in) Investing Activities	(13,425)	(127,101)	(325,327)

Cash Flows from Financing Activities:
Proceeds from bank loans, leases and notes	151,763	160,780	987,980
Loan and lease prepayments and repayments	(181,201)	(86,262)	(875,037)
Financing fees paid	(474)	(2,910)	(13,818)
Proceeds from issuance of common stock	50,589	51,454	-
Offering expenses paid	(311)	(1,027)	(532)
Repurchase of common shares	-	-	(3,145)
Refund of financing premia	-	-	1,247
Net cash provided by / (used in) Financing Activities	20,366	122,035	96,695

Net increase/(decrease) in cash and cash equivalents and restricted cash	(26,291)	77,738	(59,623)
Cash and cash equivalents and restricted cash at beginning of period	222,053	195,762	273,500

Cash and cash equivalents and restricted cash at end of period	$195,762	$273,500	$213,877

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid during the year for:
Interest	$47,997	$50,227	$65,158
Non-cash investing and financing activities:
Shares issued in connection with vessel acquisitions	-	-	373,565

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.	Basis of Presentation and General Information:

The consolidated financial statements as of and for the years ended December 31, 2016, 2017 and 2018, include the accounts of Star Bulk Carriers Corp.  (“Star Bulk”) and its wholly owned subsidiaries as set forth below (collectively, the “Company”).

Star Bulk was incorporated on December 13, 2006 under the laws of the Marshall Islands and maintains offices in Athens, Oslo, New York, Limassol and Geneva.  The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of dry bulk carrier vessels.  Since December 3, 2007, Star Bulk shares trade on the NASDAQ Global Select Market under the ticker symbol “SBLK” (primary listing). Following, and in connection with, the Songa Vessel Purchase Transaction, as defined below, Star Bulk’s common shares also trade on the Oslo Stock Exchange (secondary listing) under the same ticker.

Effective June 20, 2016, the Company effected a 5-for-1 reverse split of its issued and outstanding common shares (the “2016 Reverse Split”) (Note 9).  All share and per share amounts disclosed in the consolidated financial statements give effect to this reverse stock split retroactively, for all periods presented.

On June 28, 2018, the Company completed the acquisition of three newbuilding Newcastlemax dry bulk vessels (“OCC Vessels”), from Oceanbulk Container Carriers LLC (“OCC”), an entity affiliated with Oaktree Capital Management, L.P. (“Oaktree”) and with family members of the Company’s CEO, Mr. Petros Pappas, for an aggregate 3,304,735 of Company’s common shares (“OCC Vessel Purchase Transaction”) (Note 3 and 6).

On July 6, 2018 the Company completed the acquisition of 15 operating dry bulk vessels (the “Songa Vessels”) from Songa Bulk ASA (“Songa”) for an aggregate of 13,725,000 of the Company’s common shares (the “Songa Consideration Shares”) and $145.0 million in cash (collectively the “Songa Vessel Purchase Transaction”). The cash portion of the consideration was financed through proceeds from a five-year capital lease of $180.0 million with China Merchants Bank Leasing (Note 5). Following the closing of the Songa Vessel Purchase Transaction, Mr. Arne Blystad was appointed to the Company’s Board of Directors as a Class C Director, and Mr. Herman Billung joined the Company’s management team as Senior Vice President.

On August 3, 2018, the Company completed the acquisition of 16 operating dry bulk vessels (the “Augustea Vessels”) from entities affiliated with Augustea Atlantica SpA and York Capital Management in an all-share transaction for an aggregate of 10,277,335 of Company’s common shares (the “Augustea Vessel Purchase Transaction”). Following the completion of this transaction, Mr. Raffaele Zagari was appointed to the Company’s Board of Directors as a Class C Director. As part of this transaction, the Company also assumed debt of approximately $308.3 million (Note 8).

On August 27, 2018, the Company entered into a definitive purchase agreement with entities affiliated with E.R. Capital Holding GmbH & Cie. KG (“E.R.”), pursuant to which the Company approved the acquisition of three  operating dry bulk vessels (the “Step 1 Vessels”) in 2018 ( the “Step 1 Acquisition”) and received an option to acquire four additional operating dry bulk vessels (the “Step 2 Vessels”) and, together with the Step 1 Vessels, the “E.R. Vessels” in 2019 (the “Step 2 Acquisition”). The consideration for the Step 1 Vessels was approximately 1.34 million common shares of the Company (the “Step 1 Consideration Shares”) and $41.7 million in cash, subject to certain pre-delivery adjustments. The first of the Step 1 Vessels, Star Bright, was delivered to the Company in October 2018 in exchange for 291,300 common shares and $9.2 million cash. The remaining two of the Step 1 Vessels, Star Marianne and Star Janni were delivered to the Company in January 2019 in exchange for 999,336 common shares and $32.5 million cash. The cash portion of the consideration for the Step 1 Vessels was financed through proceeds from a new five-year term loan agreement for an amount of up to $115.0 million with ABN AMRO Bank N.V (Note 8).

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.	Basis of Presentation and General Information – (continued):

E.R. granted the Company a separate call option to acquire each Step 2 Vessel at an exercise price of $28.85 million per Step 2 Vessel (the “Call Options”),  exercisable on April 1, 2019.

Concurrently, the Company granted E.R. a separate put option to acquire each Step 2 Vessel at an exercise price of $26.35 million per Step 2 Vessel (the “Put Options”) exercisable by E.R. from April 2, 2019 to April 4, 2019 (inclusive), if the Company does not exercise the Call Options. The aggregate exercise price of the Call and Put Options is payable at the Company’s option in either 2/3 cash and 1/3 common shares (the “Step 2 Consideration Shares”) or 100% cash. The number of Step 2 Consideration Shares to be issued to E.R. (if any) will be determined on the basis of the Company’s net asset value, which will be based on the average vessel valuations by independent vessel appraisers as of March 31, 2019 and will be subject to certain pre-delivery adjustments. This transaction is collectively referred to as “E.R. Vessel Purchase Transaction”.

The OCC Vessel Purchase Transaction, Songa Vessel Purchase Transaction, Augustea Vessel Purchase Transaction and E.R. Vessel Purchase Transaction are collectively herein defined as the “2018 Transactions.”

As of December 31, 2018, the Company owned a modern fleet of 107 dry bulk vessels consisting of Newcastlemax, Capesize, Mini Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with a carrying capacity between 52,055 deadweight tonnage (“dwt”) and 209,537 dwt, and a combined carrying capacity of 11.7 million dwt. Additionally, through its subsidiary, Star Logistics Management S.A. (or “Star Logistics”), which was formed in October 2017 and is based in Geneva, Switzerland, the Company charters-in a number of third-party vessels on a short- to medium- term basis (usually not exceeding one year) to increase its operating capacity in order to satisfy its clients’ needs.

Below is the list of the Company’s wholly owned subsidiaries as of December 31, 2018:

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.	Basis of Presentation and General Information - continued:

Subsidiaries owning vessels in operation at December 31, 2018:

	Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
1	Sea Diamond Shipping LLC	Goliath	209,537	July 15, 2015	2015
2	Pearl Shiptrade LLC	Gargantua	209,529	April 2, 2015	2015
3	Star Ennea LLC	Star Poseidon	209,475	February 26, 2016	2016
4	Coral Cape Shipping LLC	Maharaj	209,472	July 15, 2015	2015
5	Star Castle II LLC	Star Leo (1)	207,939	May 14, 2018	2018
6	ABY Eleven Ltd	ABOY Laetitia (1)	207,896	August 3, 2018	2017
7	Domus Shipping LLC	Star Ariadne (1)	207,812	March 28, 2017	2017
8	Star Breezer LLC	Star Virgo (1)	207,810	March 1, 2017	2017
9	Star Seeker LLC	Star Libra (1)	207,765	June 6, 2016	2016
10	ABY Nine Ltd	ABOY Sienna (1)	207,721	August 3, 2018	2017
11	Clearwater Shipping LLC	Star Marisa (1)	207,709	March 11 2016	2016
12	ABY Ten Ltd	ABOY Karlie (1)	207,566	August 3, 2018	2016
13	Star Castle I LLC	Star Eleni (1)	207,555	January 3, 2018	2018
14	Festive Shipping LLC	Star Magnanimus (1)	207,490	March 26, 2018	2018
15	Cape Ocean Maritime LLC	Leviathan	182,511	September 19, 2014	2014
16	Cape Horizon Shipping LLC	Peloreus	182,496	July 22, 2014	2014
17	Star Nor I LLC	Star Claudine (1)	181,258	July 6, 2018	2011
18	Star Nor II LLC	Star Ophelia (1)	180,716	July 6, 2018	2010
19	Christine Shipco LLC	Star Martha	180,274	October 31, 2014	2010
20	Sandra Shipco LLC	Star Pauline	180,233	December 29, 2014	2008
21	Pacific Cape Shipping LLC	Pantagruel	180,181	July 11, 2014	2004
22	Star Borealis LLC	Star Borealis	179,678	September 9, 2011	2011
23	Star Polaris LLC	Star Polaris	179,546	November 14, 2011	2011
24	Star Nor III LLC	Star Lyra (1)	179,147	July 6, 2018	2009
25	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
26	Sky Cape Shipping LLC	Big Fish	177,662	July 11, 2014	2004
27	Global Cape Shipping LLC	Kymopolia	176,990	July 11, 2014	2006
28	Star Trident XXV Ltd.	Star Triumph	176,343	December 8, 2017	2004
29	ABY Fourteen Ltd	ABY Scarlett	175,800	August 3, 2018	2014
30	ABY Fifteen Ltd	Star Audrey	175,125	August 3, 2018	2011
31	Sea Cape Shipping LLC	Big Bang	174,109	July 11, 2014	2007
32	Star Aurora LLC	Star Aurora (Note 5)	171,199	September 8, 2010	2000
33	ABY I LLC	Paola (tbr Star Paola)	115,259	August 3, 2018	2011
34	ABM One Ltd	ABML Eva (tbr Star Eva)	106,659	August 3, 2018	2012
35	Nautical Shipping LLC	Amami	98,681	July 11, 2014	2011
36	Majestic Shipping LLC	Madredeus	98,681	July 11, 2014	2011
37	Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011
38	Star Vega LLC	Star Vega	98,681	February 13, 2014	2011
39	ABY II LLC	Star Aphrodite	92,006	August 3, 2018	2011
40	Augustea Bulk Carrier Ltd	Star Piera	91,952	August 3, 2018	2010
41	Augustea Bulk Carrier Ltd	Star Despoina	91,945	August 3, 2018	2010
42	Star Nor IV LLC	Star Electra (1)	83,494	July 6, 2018	2011
43	Star Alta I LLC	Star Angelina	82,981	December 5, 2014	2006
44	Star Nor VI LLC	Star Luna (1)	82,687	July 6, 2018	2008
45	ABY Seven Ltd	ABY Jeannette (tbr Star Jeanette)	82,567	August 3, 2018	2014
46	Star Alta II LLC	Star Gwyneth	82,790	December 5, 2014	2006
47	Star Trident I LLC	Star Kamila	82,769	September 3, 2014	2005
48	Star Nor V LLC	Star Bianca (1)	82,672	July 6, 2018	2008
49	Grain Shipping LLC	Pendulum	82,619	July 11, 2014	2006
50	Star Trident XIX LLC	Star Maria	82,598	November 5, 2014	2007

(1)	Subject to a bareboat charter with purchase obligation at the expiration of the bareboat charter term (Note 5)

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.	Basis of Presentation and General Information - continued:

Subsidiaries owning vessels in operation at December 31, 2018:

	Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
51	Star Trident XII LLC	Star Markella	82,594	September 29, 2014	2007
52	Star Trident IX LLC	Star Danai	82,574	October 21, 2014	2006
53	Star Trident XI LLC	Star Georgia	82,298	October 14, 2014	2006
54	Star Trident VIII LLC	Star Sophia	82,269	October 31, 2014	2007
55	Star Trident XVI LLC	Star Mariella	82,266	September 19, 2014	2006
56	Star Trident XIV LLC	Star Moira	82,257	November 19, 2014	2006
57	Star Trident XVIII LLC	Star Nina	82,224	January 5, 2015	2006
58	Star Trident X LLC	Star Renee	82,221	December 18, 2014	2006
59	Star Trident II LLC	Star Nasia	82,220	August 29, 2014	2006
60	Star Trident XIII LLC	Star Laura	82,209	December 8, 2014	2006
61	Star Trident XV LLC	Star Jennifer	82,209	April 15, 2015	2006
62	Star Nor VIII LLC	Star Mona (1)	82,188	July 6, 2018	2012
63	Star Trident XVII LLC	Star Helena	82,187	December 29, 2014	2006
64	Star Nor VII LLC	Star Astrid (1)	82,158	July 6, 2018	2012
65	Waterfront Two Ltd	ABY Asia (tbr Star Alessia) (1)	81,944	August 3, 2018	2017
66	Star Nor IX LLC	Star Calypso (1)	81,918	July 6, 2018	2014
67	Star Gaia LLC	Star Charis	81,711	March 22, 2017	2013
68	Star Elpis LLC	Star Suzanna	81,711	May 15, 2017	2013
69	Mineral Shipping LLC	Mercurial Virgo	81,545	July 11, 2014	2013
70	Star Nor X LLC	Stardust (1)	81,502	July 6, 2018	2011
71	Star Nor XI LLC	Songa Sky (tbr Star Sky) (1)	81,466	July 6, 2018	2010
72	ABY III LLC	Star Lydia	81,187	August 3, 2018	2013
73	ABY IV LLC	Star Nicole	81,120	August 3, 2018	2013
74	ABY Three Ltd	ABY Virginia (tbr Star Virginia)	81,061	August 3, 2018	2015
75	Star Nor XII LLC	Star Genesis (1)	80,705	July 6, 2018	2010
76	Star Nor XIII LLC	Star Flame (1)	80,448	July 6, 2018	2011
77	Star Trident III LLC	Star Iris	76,466	September 8, 2014	2004
78	Star Trident XX LLC	Star Emily	76,417	September 16, 2014	2004
79	Orion Maritime LLC	Idee Fixe (1)	63,458	March 25, 2015	2015
80	Primavera Shipping LLC (ex- Spring Shipping LLC)	Roberta (1)	63,426	March 31, 2015	2015
81	Success Maritime LLC	Laura (1)	63,399	April 7, 2015	2015
82	Ultra Shipping LLC	Kaley (1)	63,283	June 26, 2015	2015
83	Blooming Navigation LLC	Kennadi	63,262	January 8, 2016	2016
84	Jasmine Shipping LLC	Mackenzie	63,226	March 2, 2016	2016
85	Star Uranus LLC	Star Anna	63,038	November 16, 2018	2015
86	Star Nor XV LLC	Star Wave (1)	61,491	July 6, 2018	2017
87	Star Challenger I LLC	Star Challenger	61,462	December 12, 2013	2012
88	Star Challenger II LLC	Star Fighter (1)	61,455	December 30, 2013	2013
89	Star Axe II LLC	Star Lutas	61,347	January 6, 2016	2016
90	Aurelia Shipping LLC	Honey Badger	61,320	February 27, 2015	2015
91	Rainbow Maritime LLC	Wolverine	61,292	February 27, 2015	2015
92	Star Axe I LLC	Star Antares	61,258	October 9, 2015	2015
93	Star Asia I LLC	Star Aquarius	60,916	July 22, 2015	2015
94	Star Asia II LLC	Star Pisces	60,916	August 7, 2015	2015
95	ABY Five Ltd	ABY Monica (tbr Star Monica)	60,935	August 3, 2018	2015
96	Star Nor XIV LLC	Songa Glory (tbr Star Glory) (1)	58,680	July 6, 2018	2012
97	Star Trident VII LLC	Diva	56,582	July 24, 2017	2011
98	Glory Supra Shipping LLC	Strange Attractor	55,742	July 11, 2014	2006
99	Star Regg III LLC	Star Bright	55,783	October 10, 2018	2010
100	Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
101	Star Gamma LLC	Star Gamma	53,098	January 4, 2008	2002
102	Star Zeta LLC	Star Zeta	52,994	January 2, 2008	2003
103	Star Delta LLC	Star Delta (Note 5)	52,434	January 2, 2008	2000
104	Star Theta LLC	Star Theta	52,425	December 6, 2007	2003
105	Star Epsilon LLC	Star Epsilon	52,402	December 3, 2007	2001
106	Star Cosmo LLC	Star Cosmo	52,247	July 1, 2008	2005
107	Star Kappa LLC	Star Kappa (Note 5)	52,055	December 14, 2007	2001
		Total dwt	11,748,687

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.	Basis of Presentation and General Information - continued:

Subsidiaries owning vessels under construction at December 31, 2018:

	Wholly Owned Subsidiaries	Newbuildings Name	Type	DWT	Expected Delivery Date
1	New Era I Shipping LLC	HN 1388 (tbn Katie K) (1)	Newcastlemax	208,000	Mar-19
2	New Era II Shipping LLC	HN 1389 (tbn Debbie H) (1)	Newcastlemax	208,000	Apr-19
3	New Era III Shipping LLC	HN 1390 (tbn Ocean Ayesha) (1)	Newcastlemax	208,000	Jun-19
		Total dwt		624,000

(1)	Subject to a bareboat charter with purchase obligation at the expiration of the bareboat charter term (Note 6)

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.	Basis of Presentation and General Information - (continued):

Second-hand vessels agreed to be acquired at December 31, 2018:

	Wholly Owned Subsidiaries	Vessel Name	Type	DWT	Year Built	Delivery Date
1	Star Regg II LLC	Star Janni (ex - ER Bradenburg) (Note 1 and 19)	Capesize	178,978	2010	7-Jan-19
2	Star Regg I LLC	Star Marianne (ex - ER Bourgogne) (Note 1 and 19)	Capesize	178,906	2010	14-Jan-19
				357,884

Non-vessel owning subsidiaries at December 31, 2018:

	Wholly Owned Subsidiaries
1	Star Bulk Management Inc.	30	Star Regina LLC
2	Starbulk S.A.	31	Star Logistics Management S.A.
3	Star Bulk Manning LLC	32	Gravity Shipping LLC
4	Star Bulk Shipmanagement Company (Cyprus) Limited	33	White Sand Shipping LLC
5	Optima Shipping Limited	34	Premier Voyage LLC
6	Star Omas LLC	35	L.A. Cape Shipping LLC
7	Star Synergy LLC	36	Cape Confidence Shipping LLC
8	Oceanbulk Shipping LLC	37	Cape Runner Shipping LLC
9	Oceanbulk Carriers LLC	38	Olympia Shiptrade LLC
10	International Holdings LLC	39	Victory Shipping LLC
11	Star Ventures LLC	40	Star Cape I LLC
12	Star Logistics LLC (ex Dry Ventures LLC)	41	Star Cape II LLC
13	Unity Holding LLC	42	Positive Shipping Company
14	Star Bulk (USA) LLC	43	OOCape1 Holdings LLC
15	Star Trident XXI LLC	44	Oday Marine LLC
16	Star Trident XXIV LLC	45	Searay Maritime LLC
17	Star Trident XXVII LLC	46	Lowlands Beilun Shipco LLC
18	Star Trident XXXI LLC	47	Star Trident VI LLC
19	Star Trident XXIX LLC	48	KMSRX Holdings LLC
20	Star Trident XXVIII LLC	49	Dioriga Shipping Co.
21	Star Trident XXVI LLC	50	Star Trident XXX LLC
22	Star Trident XXII LLC	51	Star Trident IV LLC
23	Star Trident XXIII LLC	52	Pacific Ventures Holdings LLC
24	Star Alpha LLC	53	Star Mare LLC
25	Star Bulk Norway AS	54	Star Regg IV LLC
26	Star New Era LLC	55	Star Regg V LLC
27	Star Thor LLC	56	Star Regg VI LLC
28	Star ABY LLC	57	Star Regg VII LLC
29	ABY Group Holding Ltd	58	Star Sege Ltd

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.	Basis of Presentation and General Information - (continued):

Charterers who individually accounted for more than 10% of the Company’s voyage revenues during the years ended December 31, 2016, 2017 and 2018 are as follows:

Charterer	2016	2017	2018
A	N/A	N/A	15%
B	13%	14%	N/A

The outstanding accounts receivable balance as at December 31, 2018 of this charterer (A) was $1,367.

2.	Significant Accounting policies:

a)
Principles of consolidation: The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), which include the accounts of Star Bulk and its wholly owned subsidiaries referred to in Note 1 above.  All intercompany balances and transactions have been eliminated on consolidation.

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

Following the provisions of ASC 810 “Consolidation”, the Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a variable interest entity (“VIE”) in its consolidated financial statements.  Company’s evaluation did not result in an identification of variable interest entities for the years 2016, 2017 and 2018.

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

c)
Use of estimates: The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates under different assumptions or conditions.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
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

e)
Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and restricted cash, trade accounts receivable and derivative contracts (including freight derivatives, bunker derivatives and interest rate swaps).  The Company’s policy is to place cash and cash equivalents, and restricted cash with financial institutions evaluated as being creditworthy. Cash and cash equivalents and restricted cash are therefore exposed to minimal credit risk.  The Company may be exposed to credit risk in the event of non-performance by counter parties to derivative contracts.  To manage this risk, the Company has adopted a policy of no exposure in over-the-counter transactions by selecting freight derivatives and bunker swaps that clear through reputable clearing houses, including the London Clearing House (“LCH”).  The Company performs periodic evaluations of the relative credit standing of those financial institutions with which the Company transacts.  In addition the Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

f)
Foreign currency transactions: The functional currency of the Company is the U.S. Dollar since its vessels operate in the international shipping markets, and therefore primarily transact business in U.S. Dollars.  The Company’s books of accounts are maintained in U.S. Dollars.  Transactions involving other currencies during the period are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions.  At the consolidated balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are converted into U.S. Dollars at the period-end exchange rates.  Resulting gains/(losses) are included in “Interest and other income/(loss)” in the consolidated statements of operations.

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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

i)
Trade accounts receivable, net: The amount shown as Trade accounts receivable, net, at each balance sheet date, includes receivables from customers, net of any provision for doubtful debts.  At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables.  .

j)
Inventories: Inventories consist of lubricants and bunkers, which are stated at the lower of cost or net realizable value, which is the estimated selling prices less reasonably predictable costs of disposal and transportation. Cost is determined by the first in, first out method.

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

The cost of each of the Company’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton).  Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard.  When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. The estimated salvage value of each vessel is $0.3 per light weight ton as of December 31, 2018 and 2017, which is based on the historical average demolition prices.

l)
Advances for vessels under construction and acquisition of vessels: Advances made to shipyards or sellers of shipbuilding contracts during construction periods or advances made to sellers of secondhand vessels to be acquired are classified as “Advances for vessels under construction and acquisition of vessels” until the date of delivery and acceptance of the vessel, at which date they are reclassified to “Vessels and other fixed assets, net.”  Advances for vessels under construction also include supervision costs, amounts paid under engineering contracts, and other expenses directly related to the construction of the vessel or the preparation of the vessel for its initial voyage. Interest cost incurred during the construction period of the vessels are also capitalized and included in the vessels’ cost.

m)
Fair value of above/below market acquired time charters: The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired.  The value of above or below market acquired time charters is determined by comparing the existing charter rates in the acquired time charter agreements with the market rates for equivalent time charter agreements prevailing at the time the vessels are delivered.  Such intangible asset or liability is recognized ratably as an adjustment to revenues over the remaining term of the assumed time charter.

n)
Impairment of long-lived assets: The Company follows guidance under ASC 360 “Property, Plant, and Equipment” related to the impairment or disposal of long-lived assets which addresses financial accounting and reporting for the impairment or disposal of long-lived assets.  The standard requires that long-lived assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the asset is less than its carrying amount, the Company should record an impairment loss to the extent the asset’s carrying value exceeds its fair value. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration agreed sale prices and third party valuations.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

In this respect, management regularly reviews the carrying amount of the vessels, including newbuilding contracts, on a vessel-by-vessel basis, when events and circumstances indicate that the carrying amount of the vessels or newbuilding contracts might not be recoverable (such as vessel sales and purchases, business plans, obsolescence or damage to the asset and overall market conditions).  When impairment indicators are present, the Company compares future undiscounted net operating cash flows to the carrying values of the Company’s vessels to determine if the asset is required to be impaired.  In developing its estimates of future undiscounted net operating cash flows, the Company makes assumptions and estimates about vessels’ future performance, with the significant assumptions being related to charter rates, ship operating expenses, vessels’ residual value, fleet utilization and the estimated remaining useful lives of the vessels, assumed to be 25 years from the delivery of the vessel from the shipyard.  These assumptions are based on current market conditions, historical industry and Company’s specific trends, as well as future expectations.

The future undiscounted net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent rate for the unfixed days over the estimated remaining economic life of each vessel, net of brokerage and address commissions.  Estimates of the daily time charter equivalent for the unfixed days are based on the current Forward Freight Agreement (“FFA”) rates, for the first three-year period, average of FFA rates and historical rate levels for the fourth year and historical average rate levels of similar size vessels for the period thereafter.  The expected cash inflows from charter revenues are based on an assumed fleet utilization rate of approximately 98% for the unfixed days over available days, taking also into account expected technical off-hire days.  In assessing expected future cash outflows, management forecasts vessel operating expenses, which are based on the Company’s internal budget for the first annual period and thereafter assume an annual inflation rate of up to 3% (escalating during the first three-year period) and are capped at the thirteenth year thereafter, vessel expected maintenance costs (for dry docking and special surveys), management fees, as well as expected costs for the procurement and installation of Ballast Water Management System where applicable in order to comply with the relevant IMO regulations.  The estimated salvage value of each vessel is $0.3 per light weight ton, in accordance with the Company’s vessel depreciation policy.  The Company uses a probability weighted approach for developing estimates of future cash flows used to test its vessels for recoverability when alternative courses of action are under consideration (i.e. sale or continuing operation of a vessel).  If the Company’s estimate of future undiscounted net operating cash flow for any vessel is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value with a charge recorded under “Impairment loss” in the consolidated statement of operations.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
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

Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell.  The resulting difference, if any, is recorded under “Impairment loss” in the consolidated statement of operations.  The vessels are not depreciated once they meet the criteria to be classified as held for sale

p)
Financing costs: Fees paid to lenders or required to be paid to third parties on the lenders’ behalf for obtaining new loans, senior notes, for refinancing or amending existing loans or securing leases, are required to be presented on the balance sheet as a direct deduction from the carrying amount of that debt liability, similar to debt discounts.  These costs are amortized as interest and finance costs using the effective interest rate method over the duration of the related debt.  Any unamortized balance of costs relating to debt repaid or refinanced that meet the criteria for Debt Extinguishment (see Subtopic 470-50), is expensed in the period in which the repayment is made or refinancing occurs.  Any unamortized balance of costs relating to debt refinanced that do not meet the criteria for Debt Extinguishment, are amortized over the term of the refinanced debt. Other fees incurred for obtaining loan facilities whose committed loans have not been drawn on or before the balance sheet date are recorded under “Other non-current assets”, and are reclassified as a direct deduction from the carrying amount of the loan facilities once financing takes place.

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

r)
Share based compensation: Share based compensation represents the cost of shares and share options granted to employees, executive officers and to directors, for their services, and is included in “General and administrative expenses” in the consolidated statements of operations.  The shares are measured at their fair value equal to the market value of the Company’s common shares on the grant date.  The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date.  Guidance related to shares compensation describes two generally accepted methods of recognizing expense for non-vested share awards with a graded vesting schedule for financial reporting purposes: 1) the “accelerated method’’, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award and 2) the “straight-line method’’ which treats such awards as a single award and results in recognition of the cost ratably over the entire vesting period.  The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized using the accelerated method. Further, the Company accounts for restricted share award forfeitures upon occurrence.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

Awards of restricted shares, restricted share units or share options that are subject to performance conditions are also measured at their fair value, which is equal to the market value of the Company’s common shares on the grant date. If the award is subject only to performance conditions, compensation cost is recognized only if the performance conditions are satisfied (essentially, the requisite service is not considered to have been provided if the performance condition is not achieved). For awards that are subject to performance conditions and future service conditions, if it is probable that the performance condition for these awards will be satisfied, the compensation cost in respect of these awards is recognized over the requisite service period. If it is initially determined that it is not probable that the performance condition will be satisfied and it is later determined that the performance conditions are likely to be satisfied (or vice versa), the effect of the change in estimate is retroactively accounted for in the period of change by recording a cumulative catch-up adjustment to retroactively apply the new estimate. If the award is forfeited because the performance condition is not satisfied, any previously recognized compensation cost is reversed.

The fair value of share options grants is determined with reference to option pricing models, and depends on the terms of the granted options.  The fair value is recognized (as compensation expense) over the requisite service period for all awards that vest.

s)	Dry docking and special survey expenses: Dry docking and special survey expenses are expensed when incurred.

t)
Accounting for revenue and related expenses: The Company generates its revenues from charterers for the charter hire of its vessels under time charter agreements or voyage charter agreements. Under a time charter agreement a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. Under a voyage charter agreement, a contract is made in the spot market for the use of a vessel for a specific voyage to transport a specified agreed upon cargo at a specified freight rate per ton or occasionally a lump sum amount. Under a voyage charter agreement, the charter party generally has a minimum amount of cargo and the charterer is liable for any short loading of cargo or "dead" freight.

Under time charter agreements, voyage costs, such as fuel and port charges are borne and paid by the charterer.  The Company’s time charter agreements are classified as operating leases pursuant to ASC 840 “Leases”, according which revenues under operating lease arrangements are recognized when a charter agreement exists, the charter rate is fixed and determinable, the vessel is made available to the lessee and collection of the related revenue is reasonably assured.  Revenues are recognized ratably on a straight line basis over the period of the respective charter agreement in accordance with guidance ASC 840 related to leases.

For the year ended December 31, 2017 Voyage revenues included revenues from i) time charter agreements of $240,529, ii) voyage charter agreements of $102,977 and iii) pool arrangements of $574. For the year ended December 31, 2016 Voyage revenues included revenues from i) time charter agreements of $148,012, ii) voyage charter agreements of $82,306 and iii) pool arrangements of ($588). In addition address commissions for the years ended December 31, 2017 and 2016 were ($12,104) and ($7,743) and are also included under “Voyage revenues” in the consolidated statement of operations.

In May 2016, the FASB issued their final standard on revenue from contracts with customers. The standard, which was issued as ASU 2014-09 (Topic 606 or ASC 606) by the FASB, as amended, outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers and supersedes most legacy revenue recognition guidance.  The core principle of the guidance in ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in each contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in each contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company adopted the provisions of ASC 606 on January 1, 2018.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

Voyage charter agreements do not contain a lease and are therefore considered service contracts that fall under the provisions of ASC 606. The majority of revenue from voyage charter agreements is usually collected in advance. The Company has determined that there is one single performance obligation for each of its voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. In addition, the Company has concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight line basis over the voyage days from the loading of cargo to its discharge. Prior to the adoption of ASC 606, revenue from voyage contracts was recognized from the later of the discharge of the prior voyage or the contract date of the current voyage, until the discharge of the current voyage. The effect of this change is presented further below in this note.

Demurrage income, which is considered a form of variable consideration, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements. Demurrage income for the years ended December 31, 2016, 2017 and 2018 was not material.

The following table shows the voyage revenues earned from time charters, voyage charters and pool agreements for the year ended December 31, 2018, as presented in the consolidated statement of operation:

Twelve Months Ended December 31, 2018

Time charters	$397,499
Voyage charters	253,812
Pool revenues	250
$651,561

Under voyage charter agreements, all voyage costs are borne and paid by the Company. Voyage expenses consist primarily of brokerage commissions, bunker consumption, port and canal expenses and agency fees related to the voyage. Before the adoption of ASC 606, brokerage commissions were expensed over the related charter period, while the remaining voyage expenses were expensed as incurred. Charter-in hire expense and the related commissions for chartering-in the respective vessels were expensed ratably on a straight line basis over the period of the respective charter agreement. Following the adoption of ASC 606 and the implementation of ASC 340-40 Other assets and deferred costs- Contracts with customers for contract costs, all voyage costs are considered contract fulfilment costs because they are directly related to the performance of the voyage contract. Those costs are expensed as incurred, with the exception of those contract fulfilment costs incurred prior to the commencement of loading the cargo on the relevant vessel, which are capitalized to the extent the Company, in its reasonable judgement, determines that they (i) are directly related to a contract, (ii) will be recoverable and (iii) enhance the Company’s resources by putting the Company’s vessel in a location to satisfy its performance obligation under a contract. These capitalized contract fulfilment costs are recorded under “Other current assets” and are amortized on a straight-line basis as the related performance obligations are satisfied.

The Company adopted ASC 606 using the modified retrospective approach, and has been applied to all voyage contracts not completed as of the date of the initial application. As such, the comparative information has not been restated and continues to be reported under the accounting standards in effect for periods prior to January 1, 2018.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

Following the adoption of the new revenue standard in 2018, as of December 31, 2018, the Company has deferred revenue of $4,202 and has deferred expenses of $2,067 (consisting of $1,455 of voyage expenses and $612 of charter-in expenses), each of which will be reflected in the Company’s earnings as the corresponding voyages are performed, which are expected to be recognized in the first fiscal quarter of 2019.

The following table presents the impact of the adoption of ASC 606 on the Company’s consolidated balance sheet as at December 31, 2018:

	As of December 31, 2018
	As Reported	Balances without Adoption of ASC 606	Effect of Change
Assets
Trade accounts receivable	$38,402	$40,792	$(2,390)
Other current assets	7,046	4,992	2,054
Liabilities
Deferred revenue	10,855	9,043	(1,812)
Accrued liabilities	16,854	16,867	13

As of December 31, 2018, trade accounts receivable, net increased by $22,264, and deferred revenue increased by $2,489 compared to December 31, 2017. These changes were mainly attributable to the increase in the number of the Company’s vessels, the timing of collections and revenue recognition.

Further, as of December 31, 2018, deferred assets related to revenue contracts (included within “Other current assets”) increased by $791 compared to December 31, 2017. This change was mainly attributable to the increase in the number of the voyage contracts in progress as of December 31, 2018 and the timing of commencement of revenue recognition.

The following table presents the impact of the adoption of ASC 606 on the Company’s consolidated statement of operations for the year ended December 31, 2018:

	For the twelve months ended December 31, 2018
	As Reported	Balances without Adoption of ASC 606	Effect of Change
Voyage revenues	$651,561	$652,228	$(667)
Voyage expenses	121,596	122,037	441
Charter-in hire expenses	92,896	93,508	612
Net income/(loss)	58,397	58,011	386

Earnings/(Loss) per share, basic	$0.76	$0.75	$0.01
Earnings/(Loss) per share, diluted	$0.76	$0.75	$0.00

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued)

The adoption of ASC 606 had no impact on net cash provided by operating activities, investing activities and financing activities for the year ended December 31, 2018.

The following table presents the cumulative effect of changes made to the Company’s opening consolidated balance sheet on January 1, 2018 from the adoption of ASC 606:

	December 31, 2017	Effect of Adoption of ASC 606	January 1, 2018
Assets
Trade accounts receivable	$18,521	$(2,383)	$16,138
Other current assets	5,157	1,263	6,420
Liabilities
Deferred revenue	7,229	(1,137)	8,366
Accrued liabilities	10,521	(2)	10,523
Stockholders' Equity
Accumulated deficit	(1,036,303)	(2,259)	(1,038,562)

Under ASC 606, unearned voyage charter revenue represents the consideration received for undelivered performance obligations. The Company recorded $4,579 as unearned revenue and $1,263 as deferred expenses related to voyages in progress as of January 1, 2018, which were recognized in earnings in the year ended December 31, 2018 as the performance obligations were satisfied in that period.

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

v)
Earnings/ (loss) per share: Earnings or loss per share are computed in accordance with guidance related to Earnings per Share.  Basic earnings or loss per share are calculated by dividing net income or loss available to common shareholders by the basic weighted average number of common shares outstanding during the period.  Diluted earnings per share is computed by the treasury stock method whereby all of the Company’s dilutive securities are assumed to be exercised and the proceeds used to repurchase common shares are calculated at the weighted average market price of the Company’s common shares during the relevant periods.  The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation (Note 13).

w)
Segment reporting: The Company reports financial information and evaluates its operations and operating results by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter.  As a result, management, including the Chief Executive Officer, who is the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus, the Company has determined that it operates under one reportable segment, that of operating dry bulk vessels.  Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide, subject to restrictions as per the charter agreement, and, as a result, the disclosure of geographic information is impracticable.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

x)
Accounting for leases: The Company follows the provisions under ASC 840 “Leases” for accounting for its lease arrangements. Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases.  Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term.

Leases of vessels are classified as capital leases when they satisfy the criteria for capital lease classification under ASC 840, “Leases.”  When the ownership of a vessel is transferred at the end of the lease, or there is a bargain purchase option, the vessel is depreciated on a straight-line basis over its useful life as if the vessel was owned.  Otherwise, vessels under capital lease are depreciated on a straight-line basis over the term of the lease.    Capital leases are capitalized at the inception of the lease at the lower of the fair value of the leased assets and the present value of the minimum lease payments.  Each lease payment is allocated between liability and finance charges to achieve a constant rate on the capital balance outstanding.  The interest incurred under a capital lease is included within “Interest and finance costs” in the consolidated statement of operations.  The amortization of vessels under recognized lease is included within “Depreciation” in the consolidated statement of operations.

Pursuant to the provisions of the ASC 840, “Leases”, in cases of changes in the contractual terms, the Company reassesses its conclusions for the accounting of the subject leases.

y)	Derivatives & Hedging:

i)	Derivative Financial Instruments:

The Company enters into derivative and nonderivative financial instruments to manage risks related to fluctuations of interest rates and foreign currency exchange rates.

All derivatives are recorded on the Company’s balance sheet as assets or liabilities and are measured at fair value. The valuation of interest rate swaps is based on Level 2 observable inputs of the fair value hierarchy, such as interest rate curves. The changes in the fair value of derivatives not qualifying for hedge accounting are recognized in earnings. Cash inflows/outflows attributed to derivative instruments are reported within cash flows from operating activities in the consolidated statements of cash flows.

For the purpose of hedge accounting, hedges are classified as:

•
fair value hedges, when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, which in each case is attributable to a particular risk, including foreign currency risk;

•
cash flow hedges, when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect earnings; or

•	hedges of a net investment in a foreign operation. This type of hedge is not used by the Company.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

In case the instruments are eligible for hedge accounting, at the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows or fair value attributable to the hedged risk.  Such hedges are expected to be highly effective in achieving offsetting changes in cash flows or fair value and are assessed at each reporting date to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated.

Fair value hedges

A fair value hedge is a hedge of the exposure to changes in the fair value of a recognized asset or liability, or of an unrecognized firm commitment, which in each case is attributable to a particular risk.

The change in the fair value of a hedging instrument is recognized in the consolidated statement of operations. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the consolidated statement of operations.

For fair value hedges, in which a nonderivative is used as hedging instrument for foreign currency risk of unrecognized firm commitments, the hedging instrument is re- measured based on the movement in functional currency cash flows attributable to the change in spot exchange rates between the functional currency and the currency in which the nonderivative hedging instrument is denominated.  An asset or liability is recorded for the unrecognized firm commitment, which equals the foreign exchange gain or loss that is recorded in earnings as a result of the hedge relationship. The resulting asset or liability will eventually be treated as part of the consideration when the firm commitment is recognized.

Cash Flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect earnings.

For derivatives designated as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive income / (loss)” and is subsequently recognized in earnings when the hedged items impact earnings, while the ineffective portion, if any, is recognized immediately in current period earnings under “Gain / (Loss) on derivative financial instruments, net.”

 Discontinuation of hedge relationships

The Company discontinues prospectively fair value or cash flow hedge accounting if the hedging instrument expires or is sold, terminated or exercised and it no longer meets all the criteria for hedge accounting or if the Company de-designates the instrument as a cash flow or fair value hedge.  As part of a cash flow hedge, at the time the hedging relationship is discontinued, any cumulative gain or loss on the hedging instrument recognized in equity remains in equity until the forecasted transaction occurs or until it becomes probable of not occurring.  When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in earnings.  If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is reclassified and recognized in earnings for the year.  Similarly, as part of a fair value hedge, if the hedged item is derecognized, the unamortized fair value is recognized immediately in earnings.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

ii)	Forward Freight Agreements and Bunker Swaps:

In addition, from time to time, the Company may take positions in derivative instruments including forward freight agreements, or FFAs.  Generally, FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time.  Upon settlement, if the contracted charter rate is less than the average of the rates for the specified route and time period, as reported by an identified index, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA.  The Company measures the fair value of all open positions at each reporting date on this basis (Level 2).  Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum.  FFAs are intended to serve as an economic hedge for the Company’s vessels that are being chartered in the spot market, effectively locking-in an approximate amount of revenue that the Company expects to receive from such vessels for the relevant periods.  All of the FFAs are settled on a daily basis through reputable exchanges such as LCH, Singapore Exchange (SGX) or Nasdaq. The Company’s FFAs do not qualify for hedge accounting and therefore gains or losses are recognized in the consolidated statements of operations under “(Gain)/Loss on forward freight agreements and bunker swaps.”

Also, from time to time, the Company enters into bunker swap contracts to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels.  Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance.  The Company’s bunker swaps do not qualify for hedge accounting and are settled through reputable clearing houses, including LCH.  The fair value of bunker swaps is the estimated amount that the Company would receive or pay to terminate the swaps at the reporting date (Level 2).  Bunker price differentials paid or received under the swap agreements are recognized under “(Gain)/Loss on forward freight agreements and bunker swaps”.

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
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

aa)
Offering costs: Expenses directly attributable to an equity offering are deferred and presented against paid-in capital, unless the offering is aborted, in which case they are written-off and charged to earnings.

ab)
Share repurchases: The Company records the repurchase of its common shares at cost based on the settlement dates of repurchase transactions. These common shares are classified as treasury stock, which is a reduction to shareholders’ equity. Treasury shares are included in authorized and issued shares but excluded from outstanding shares.

ac)
Evaluation of purchase transactions: When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was the purchase of an asset or a business based on the facts and circumstances of the transaction. In accordance with ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, if substantially all of the fair value of the gross assets acquired in an acquisition transaction are concentrated in a single identifiable asset or group of similar identifiable assets, then the set is not a business. To be considered a business, a set must include an input and a substantive process that together significantly contributes to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. For asset acquisitions, the cost of the acquisition is allocated to individual assets and liabilities on a relative fair value basis. Acquisition costs associated with business combinations are expensed as incurred. Acquisition costs associated with asset acquisitions are capitalized.

Other Recent accounting pronouncements - adopted:

Statement of Cash Flows (230): In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments” addressing specific cash flow issues with the objective of reducing the existing diversity in practice. The pronouncement was effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company adopted this ASU on January 1, 2018. The impact of the adoption of this amended guidance did not result in any changes in the classification of cash receipts and cash payments.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (230): Restricted Cash”.  The amendments in this update require that a statement of cash flows explains the change during the period in the total amount of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents.  Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted this accounting standard update as of January 1, 2018, and this presentation was applied retrospectively to all periods presented as required by the guidance. The prior periods have been adjusted to conform to current period presentation, which resulted in a) a decrease in cash flows used in operating activities by $216 and an increase in cash flows used in investing activities of $209 for the year ended December 31, 2016 compared to the amounts previously reported of ($33,448) and ($13,216), respectively and b) an increase in cash flows provided by operating activities by $1,834 and an increase in cash flows used in investing activities of $249 for the year ended December 31, 2017 compared to the amounts previously reported of $80,970 and ($126,852), respectively, related to changes in restricted cash amounts. Moreover, the beginning period and the ending period cash balances now include restricted cash. The following table provides a reconciliation of (a) cash and cash equivalents, and restricted cash reported within the consolidated balance sheets to (b) the total amount of such items reported in the statements of cash flows:

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

	December 31,
	2016	2017	2018
Cash and cash equivalents	$181,758	257,911	204,921
Restricted cash, current (Note 8)	5,121	7,169	6,435
Restricted cash, non-current (Note 8)	8,883	8,420	2,521
Cash and cash equivalents and restricted cash at end of period shown in the statement of cash flows	$195,762	273,500	213,877

Recent accounting pronouncements - not yet adopted:

Leases: In February 2016, the FASB issued Accounting Standards Update No.  2016-02, “Leases (Topic 842).” According to the new Accounting Standard, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with term of more than 12 months. For lessees, leases will be classified as either capital or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria included in Topic 842 are met, each of which indicates that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, and two other criteria included also in Topic 842 are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease would be classified as a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. ASU 2016 - 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted.  The FASB issued additional accounting standards updates in July and December 2018 that made further amendments to accounting for leases and provide for, among other things, (a) an optional new transition method for adoption that results in initial recognition of a cumulative effect adjustment to retained earnings in the year of adoption and (b) a practical expedient for lessors, under certain circumstances, to combine the lease and non-lease components of revenues for presentation purposes. The Company will adopt this ASU for the reporting period commencing on January 1, 2019 and elected the optional new transitional approach and the practical expedient for lessors described above.  Its adoption will not have a material effect on the Company’s consolidated financial statements for the reasons discussed below:

Company acting as Lessor:

The Company’s revenues from time charter contracts are governed by ASU 2016-02 “Leases”, effective from January 1, 2019. Upon adoption of ASC 842, the timing and recognition of earnings from time charter contracts to which the Company is party did not change from previous practice. The Company has determined to recognize lease revenue as a combined single lease component for all time charter contracts (operating leases) as the related lease component and non-lease component will have the same timing and pattern of transfer and the predominant component is the lease. The performance obligations in a time charter contract are satisfied over the term of the contract, beginning when the vessel is delivered to the charterer and ending when it is delivered back to the Company. As a result, the adoption of this standard is not expected to have an effect on the Company’s opening retained earnings, consolidated balance sheets and consolidated statements of operations for these types of contracts (time charter contracts), except for the additional disclosure requirements of this ASU.

Company acting as Lessee:

a)	All charter-in operating leases that the Company had entered into and were effective as of December 31, 2018 are short term leases, i.e less than 12 months.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

b)	The adoption of this new leasing guidance did not change the accounting for the capital leases already recognized on the balance sheet.

c)
Each sale and lease back transaction that the Company had entered into as of December 31, 2018, involved a purchase obligation and was therefore treated as failed sale or merely a financing arrangement under both leasing standards (old and new), and therefore is and will not be within the scope of sale and leaseback accounting.

d)	Rights and obligations created by office rental arrangements that the Company is party to, are immaterial to the Company’s consolidated financial statements.

Financial Instruments - Credit Losses (Topic 326): In June 2016, the FASB issued ASU No.  2016-13- “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.”  This standard, including the codification improvements issued in November 2018, requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. In November 2018, FASB issued ASU 2018-19 “Codification Improvements to topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. For public entities, the amendments of this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.  Early application is permitted. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

Financial Instruments - Derivatives Held or Issued (subsequent to the adoption of ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities): In August 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities.  ASU 2017-12 amends the current hedge accounting model and requires certain new or modified disclosures to enable entities to better portray the economics of their risk management activities in their financial statements.  For public business entities, the amendments in ASU 2017-12 are effective for financial statements issued for fiscal years beginning after 15 December 2018, and interim periods within those fiscal years.  For all other entities, the amendments in ASU 2017-12 are effective for financial statements issued for fiscal years beginning after 15 December 2019, and interim periods within fiscal years beginning after 15 December 2020.  Early adoption is permitted, including adoption in an interim period.  The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

Fair Value Measurement (Topic 820): In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the disclosure requirements for fair value measurement.” The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, including the consideration of costs and benefits. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this update and delay adoption of the additional disclosures until their effective date. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

3.	Transactions with Related Parties:

Transactions and balances with related parties are analyzed as follows:

Balance Sheet

	December 31, 2017	December 31, 2018
Due from related parties
Oceanbulk Maritime S.A. and its affiliates (d)	$107	$85
Sydelle Marine Limited (h)	44	-
Starocean Manning Philippines Inc. (i)	80	65
Sellers of the Augustea Vessels (f)	-	867
Songa Shipmanagement Ltd. (g)	-	305
Due from related parties	$231	$1,322

Due to related parties
Management and Directors Fees (b)	$229	$236
Sydelle Marine Limited (h)	-	302
Augustea Technoservices Ltd. (f)	-	1,111
Due to related parties	$229	$1,649

Statements of Operations

	2016	2017	2018
Voyage expenses-Interchart (a)	$(3,300)	$(3,300)	(3,400)
Consultancy fees (b)	(496)	(493)	(534)
Directors compensation (b)	(148)	(145)	(159)
Office rent - Combine Marine Ltd. & Alma Properties (c )	(34)	(39)	(41)
Voyage revenues - profit sharing agreement-Sydelle Marine Limited (h)	-	(329)	(875)
Management fees- Augustea Technoservices Ltd. (f)	-	-	(2,309)
Management fees- Songa Shipmanagement Ltd. (g)	-	-	(376)
General and administrative expenses - Oceanbulk Maritime S.A. and its affiliates (d)	(270)	(284)	(322)

a)
Interchart Shipping Inc. or Interchart: The Company holds 33% of the total outstanding common shares of Interchart. The ownership interest was purchased in 2014 from an entity affiliated with family members of Company’s Chief Executive Officer.  This investment is accounted for as an equity method investment and is presented within “Long term investment” in the consolidated balance sheets.

In November 2014, the Company entered into a services agreement with Interchart for chartering, brokering and commercial services for all of the Company’s vessels for a monthly fee of $275, with a term until March 31, 2015, which following consecutive renewals was effective until December 31, 2018. In November 2018, the Company entered into a new service agreement with Interchart, with effect from November 1, 2018 until December 31, 2019, pursuant to which the monthly fee was increased to $325.

During the years ended December 31, 2016, 2017 and 2018 the brokerage commissions charged by Interchart were $3,300, $3,300 and $3,400, respectively, and are included in “Voyage expenses” in the consolidated statements of operations.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

3.	Transactions with Related Parties - (continued):

b)
Management and Directors Fees: The Company has entered into consulting agreements with companies owned and controlled by each one of its Chief Operating Officer and co-Chief Financial Officers.  Pursuant to the corresponding agreements, these entities are entitled to receive an annual discretionary bonus, as determined by the Company’s Board of Directors in its sole discretion.  Pursuant to these agreements, the Company is required to pay an aggregate base fee of $544 per year (this amount includes certain fees determined in Euros), using the exchange rate as of December 31, 2018, which was $1.15 per euro).

The expenses related to the aforementioned consulting agreements for the years ended December 31, 2016, 2017 and 2018, were $496, $493 and $534, respectively, and are included under “General and administrative expenses” in the consolidated statements of operations.  The related expenses of Company’s directors for the years ended December 31, 2016, 2017 and 2018 were $148, $145 and $159, respectively, and are included under “General and administrative expenses” in the consolidated statements of operations.  As of December 31, 2017 and 2018, the Company had outstanding payables of $229 and $236, respectively, to its executive officers and directors and non-executive directors, representing unpaid consulting fees and unpaid fees for their participation in the Company’s Board of Directors and other special committees.

c)
Office rent: On January 1, 2012, Starbulk S.A., entered into a lease agreement for office space with Combine Marine Ltd., a company controlled by Mrs. Milena - Maria Pappas and by Mr. Alexandros Pappas, both of whom are children of the Company’s Chief Executive Officer.  The lease agreement provides for a monthly rental of €2,500 (approximately $2.9, using the exchange rate as of December 31, 2018, which was $1.15 per euro).  Unless terminated by either party, the agreement will expire in January 2024.  The related rent expense for the years ended December 31, 2016, 2017 and 2018 was $34, $35 and $37, respectively, and is included under “General and administrative expenses” in the consolidated statements of operations.

In addition, on December 21, 2016 Starbulk S.A., entered into a six year lease agreement for office space with Alma Properties, a company controlled by Mrs. Milena - Maria Pappas.  The lease agreement provides for a monthly rental of €300 (approximately $0.3, using the exchange rate as of December 31, 2018, which was $1.15 per euro).  The related rent expense for the years ended December 31, 2017 and 2018 was $4 and $4 and is included under “General and administrative expenses” in the consolidated statement of operations.

d)
Oceanbulk Maritime S.A.: Oceanbulk Maritime S.A. (“Oceanbulk Maritime”) is a ship management company controlled by Mrs. Milena-Maria Pappas. A company affiliated to Oceanbulk Maritime provides the Company certain financial corporate development services. The related expenses for the years ended December 31, 2016, 2017 and 2018 was $270, $284 and $322 and are included under “General and administrative expenses” in the consolidated statement of operations. As of December 31, 2017 and 2018, the Company had outstanding receivables of $107 and $85 from Oceanbulk Maritime and its affiliates, respectively for payments made on their behalf regarding certain administrative items.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
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

The three directors currently designated by Oaktree are Messrs. Pappas and Balakrishnan and Ms. Stephens, Under the Oaktree Shareholders Agreement, with certain limited exceptions, Oaktree effectively cannot vote more than 33% of the Company’s outstanding common shares (subject to adjustment under certain circumstances).

f)
Augustea Technoservices Ltd.: Following the completion of the Augustea Vessel Purchase Transaction, the Company appointed Augustea Technoservices Ltd., an entity affiliated with certain of the sellers of the corresponding transaction and specifically with one of the Company’s directors, Mr. Zagari as further described in Note 1 above, as the technical manager of certain of its vessels. The management fees incurred since the completion of the Augustea Vessel Purchase Transaction, on August 3, 2018 and until December 31, 2018 were $2,309 and are included in “Management fees” in the consolidated statement of operations. The outstanding balance due to Augustea Technoservices Ltd as of December 31, 2018 is $1,111 and is included in Due to related parties in the consolidated balance sheet. In addition, pursuant to the post-closing adjustments set forth in the underlying purchase agreement, as of December 31, 2018 the Company had an outstanding receivable of $867 from the sellers of the Augustea Vessels, which is included in Due from related parties in the consolidated balance sheet.

g)
Songa Shipmanagement Ltd.: Following the completion of the Songa Vessel Purchase Transaction, the Company appointed Songa Shipmanagement Ltd, an entity affiliated with certain of the sellers of the corresponding transaction and specifically with one of the Company’s directors, Mr. Blystad as further described in Note 1 above, as the technical manager of certain of its vessels. The management fees incurred since the completion of the Songa Vessel Purchase Transaction, on July 7, 2018 and until December 31, 2018 were $376 and are included in “Management fees” in the consolidated statement of operations. The outstanding balance due from Songa Shipmanagement Ltd as of December 31, 2018 is $305 and is included in Due from related parties in the consolidated balance sheet.

h)
Sydelle profit sharing agreement: In April 2017, Sydelle Marine Limited (“Sydelle”), a company controlled by members of the family of Mr. Petros Pappas, entered into a pooling agreement (the “Sydelle Agreement”) with the Company’s fully owned subsidiary Domus Shipping LLC, owner of the vessel Star Ariadne, whereby the net revenues of Star Ariadne and the vessel owned by Sydelle will be equally split between the two companies.  Pursuant to the Sydelle Agreement, the pool adjustment for the years ended December 31, 2017 and 2018 was ($329) and ($875), respectively, which is recorded in “Voyage revenues” in the consolidated statement of operations.  As of December 31, 2017 and 2018, the Company had an outstanding receivable amount of $44 and a payable amount of $302, respectively, in connection with the Sydelle Agreement. The pooling agreement was terminated, effective December 31, 2018.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

3.	Transactions with Related Parties - (continued):

i)
StarOcean Manning Philippines Inc.: The Company has 25% ownership interest in Starocean Manning Philippines, Inc. (“Starocean”), a company that is incorporated and registered with the Philippine Securities and Exchange Commission, which provides crewing agency services.  The remaining 75% interest is held by local entrepreneurs.  This investment is accounted for as an equity method investment, which as of December 31, 2017 and 2018 is $21 and $50 and is included in “Other Current Assets” in the consolidated balance sheets.  As of December 31, 2017 and 2018 the Company has an outstanding receivable of $80 and $65, respectively, from Starocean relating to advances paid for working capital purposes.

j)
Oceanbulk Container Carriers LLC.: On June 28, 2018, the Company completed the acquisition of three newbuilding Newcastlemax vessels (the “OCC Vessels”) from Oceanbulk Container Carriers LLC (“OCC”), an entity affiliated with Oaktree Capital Management L.P. and with family members of the Company’s CEO, (the “OCC Vessel Acquisition”), for an aggregate consideration of 3,304,735 common shares.

4.	Inventories:

The amounts shown in the consolidated balance sheets are analyzed as follows:

	December 31, 2017	December 31, 2018
Lubricants	$7,604	$12,071
Bunkers	11,741	15,365
Total	$19,345	$27,436

5.	Vessels and other fixed assets, net:

The amounts in the consolidated balance sheets are analyzed as follows:

	December 31, 2017	December 31, 2018
Cost
Vessels	$2,184,841	$3,147,072
Other fixed assets	2,015	2,201
Total cost	2,186,856	3,149,273
Accumulated depreciation	(411,775)	(493,165)
Vessels and other fixed assets, net	$1,775,081	$2,656,108

As of December 31, 2018, 75 of the Company’s 107 owned vessels, having a net carrying value of $1,649,497, were subject to first-priority mortgages as collateral to their loan facilities (Note 8).  In addition, all 31 of the Company’s bareboat chartered vessels, having a net carrying value of $992,777, were cross-collateralized under the Company’s bareboat lease agreements.

Vessels acquired / disposed of during the year ended December 31, 2016

Delivery of newbuilding vessels:

(i)
On January 6, 2016, the Company took delivery of the vessel Star Lutas (ex-HN NE 197).  The delivery installment of $19,770 was partially financed by $14,813 drawn down under the Sinosure Facility (Note 8).

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

5.	Vessels and other fixed assets, net – (continued):

(ii)	On January 8, 2016, the Company took delivery of the vessel Kennadi (ex-HN 1080). The delivery installment of $21,229 was partially financed by $14,478 drawn down under the Sinosure Facility (Note 8).

(iii)
On February 26, 2016, the Company took delivery of the vessel Star Poseidon (ex-HN NE 198).  The delivery installment of $33,390 was partially financed by $23,400 drawn down under the DNB-SEB-CEXIM $227,500 Facility (Note 8).

(iv)	On March 2, 2016, the Company took delivery of the vessel Mackenzie (ex-HN 1081). The delivery installment of $18,221 was partially financed by $12,720 drawn down under the Sinosure Facility (Note 8).

(v)
On March 11, 2016 and June 6, 2016, the Company took delivery of the vessels Star Marisa (ex-HN 1359) and Star Libra (ex-HN 1372), which are each subject to a separate bareboat charter agreement with CSSC (Hong Kong) Shipping Company Limited (“CSSC”).  Each of these bareboat charter agreements is recognized in the Company’s consolidated financial statements as a fixed asset, as further described below.

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

In connection with the sale of the vessels Tsu Ebisu, Deep Blue, Magnum Opus, Obelix, Indomitable, Star Michele, Star Monisha, Star Aline and Star Despoina described above, during the year ended December 31, 2016 the Company prepaid an aggregate amount of $130,062 outstanding under several loan agreements which had a mortgage over the sold vessels.

Vessels acquired / disposed of during the year ended December 31, 2017

Delivery of newbuilding and secondhand vessels:

(i)
On March 1, 2017 and March 28, 2017, the Company took delivery of the Newcastlemax vessels Star Virgo (ex-HN 1371) and Star Ariadne (ex-HN 1360), respectively, which, as further described below, are financed under bareboat charters from CSSC and are recognized in the Company’s consolidated financial statements as fixed assets, as further described below.

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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

5.	Vessels and other fixed assets, net – (continued):

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

Vessels acquired/delivered during the year ended December 31, 2018

Delivery of newbuilding and secondhand vessels:

(i)
On January 3, 2018, March 26, 2018 and May 14, 2018, the Company took delivery of the Newcastlemax vessels Star Eleni (ex HN 1342), Star Magnanimus (ex HN 1361) and Star Leo (ex HN 1343) which, as further described below, were financed under bareboat leases with CSSC. These leases, among other things, require the Company to acquire each underlying vessel at a specified price upon the completion of its bareboat term and are therefore recognized in the Company’s consolidated financial statements as fixed assets, as further described below.

(ii)
As further described in Note 1, the Company acquired the 16 Augustea Vessels and the 15 Songa Vessels during the third quarter of 2018. The Augustea Vessel Purchase Transaction and the Songa Vessel Purchase Transaction were accounted for as asset acquisitions, in accordance with ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, with the cost of the vessels acquired totaling $452,661 and $327,680, respectively, being reflected, in “Vessels and other fixed assets, net” in the consolidated balance sheet. The cost of the shares issued as consideration in these transactions was determined by reference to the Company’s closing share market price on the corresponding closing dates, which was $13.31 per share on July 6, 2018 and $14.00 per share on August 3, 2018.

(iii)
On October 10, 2018, the Company took delivery of the Supramax vessel Star Bright as part of the Step 1 Acquisition of the E.R. Vessels further discussed in Note 1. The vessel was delivered to the Company in exchange for 291,300 shares and cash consideration of $9,167 with the total acquisition cost being $13,073. The cash consideration of the vessel acquisition was partially financed through the second tranche of the ABN $115,000 Facility (Note 8). The cost of the shares issued in connection with this acquisition was determined by reference to the Company’s closing share market price on the delivery date, October 10, 2018, of $13.87 per share.

(iv)	On November 16, 2018, the Company took delivery of the Ultramax vessel Star Anna, which has been acquired from a third party for a purchase price of $19,800.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

5.	Vessels and other fixed assets, net - (continued):

Sale of vessels/ Vessel held for sale:

On November 20, 2018, the Company entered into an agreement with a third party to sell the vessel Star Delta. The vessel was delivered to its new owner on January 8, 2019. The Company decided to sell the respective vessel as part of its strategic goal to dispose the older vessels in its fleet. As of December 31, 2018, the vessel met the criteria for classification as held for sale and is therefore separately presented within “Vessels held for sale” in the consolidated balance sheet, at agreed selling price less cost to sell.

In addition, as of December 31, 2018, as part of its strategic goal to dispose the older vessels in its fleet, the Company was in negotiations for the sale of the vessels Star Kappa and Star Aurora.  The Company executed the respective sale agreements entered with third parties in February 2019. The vessels were delivered to their new owners in March 2019. None of these two vessels met the criteria to be classified as held for sale as of December 31, 2018.

Financing through bareboat leases:

The Company is party to separate bareboat charter party contracts with affiliates of New Yangzijiang shipyard regarding the Ultramax vessels Idee Fixe, Roberta, Laura and Kaley.  Pursuant to the terms of each bareboat charter, the Company pays New Yangzijiang a pre-agreed daily bareboat charter hire rate on a 30-days advance basis.  In addition, the Company has monthly purchase options to acquire each vessel at a pre-determined, amortizing-during-the-charter-period price.  On the eighth anniversary of the delivery of each vessel, the Company has the obligation to purchase the vessel at a purchase price of $6,000.  Upon the earlier of the exercise of the purchase options or the expiration of the bareboat charters, the Company will own the four vessels and these are therefore recognized in the Company’s consolidated financial statements as fixed assets at historical cost.  The Company took delivery of these four vessels during the year ended December 31, 2015.

As of December 31, 2018 the Company is also party to separate bareboat charter party contracts with affiliates of CSSC regarding the Newcastlemax vessels Star Marisa, Star Libra, Star Virgo, Star Ariadne (Note 19), and Star Magnanimus.  Pursuant to the terms of the bareboat charter, the Company is required to pay CSSC a daily bareboat charter hire rate payable monthly plus a variable amount.  In addition, the Company has monthly purchase options to acquire each vessel at a pre-determined, amortizing-during-the-charter-period price.  On the tenth anniversary of the delivery of each vessel, the Company has the obligation to purchase each vessel at a purchase price ranging from approximately $11,990 to $12,960.  Upon the earlier of the exercise of the purchase options or the expiration of the bareboat charters, the Company will own the vessels and these are therefore recognized in the Company’s consolidated financial statements as fixed assets at historical cost.  As further described above, the Company took delivery of Star Marisa and Star Libra during the year ended December 31, 2016, Star Virgo and Star Ariadne during the year ended December 31, 2017, while Star Magnanimus was delivered in March 2018.

In order to finance the delivery installments of vessels Star Eleni and Star Leo, discussed above, on December 13, 2017 and May 2, 2018, respectively, the Company sold the vessels and simultaneously entered into two bareboat charter party contracts with an affiliate of CSSC to bareboat charter each vessel for ten years.  Pursuant to the terms of the bareboat charters, an amount of $30,000, for each vessel, , was financed by CSSC, to which the Company pays a daily bareboat charter hire rate payable monthly plus a variable amount  Under the terms of each bareboat charter, the Company has the option to purchase each vessel at any time after the vessel’s delivery, such option being exercisable on a monthly basis against a pre-determined, amortizing-during-the-charter-period price, while it has an obligation to purchase each vessel at the expiration of the bareboat term at a purchase price of approximately $9,000.  Upon the earlier of the exercise of the purchase option or the expiration of each bareboat charter, the Company will own the vessels. The vessels are therefore recognized in the Company’s consolidated financial statements as fixed assets. As further described above, the Company took delivery of the vessel Star Eleni (ex-HN 1342) on January 3, 2018 and the vessel Star Leo (ex-HN 1343) on May 14, 2018. In September 2018, the Company exercised its purchase options and paid the outstanding amount of $28,744 for Star Eleni and $29,368 for Star Leo under the respective lease agreements with CSSC, using proceeds from two sale and lease back agreements with China Merchants Bank Leasing (“CMBL”) described below.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

5.	Vessels and other fixed assets, net - (continued):

In order to finance the cash portion of the consideration related to the Songa Vessel Purchase Transaction, discussed above, in July 2018, the Company entered, for each of the subject vessels, into an agreement to sell each such vessel and simultaneously entered into a bareboat charter party contract with affiliates of CMBL to bareboat charter the vessel for five years upon delivery of the vessel from Songa. CMBL agreed to provide an aggregate finance amount of $180,000, $19,600 of which still remains available to be drawn to finance the acquisition and installation of scrubber equipment for the respective vessels. Pursuant to the terms of each bareboat charter, the Company pays CMBL a fixed bareboat charter hire rate in quarterly installments plus interest. Under the terms of the bareboat charter, the Company has options to purchase each vessel starting on the second anniversary of such vessel’s delivery to the Company, at a pre-determined, amortizing purchase price, while it has an obligation to purchase each vessel at the expiration of the bareboat term at a purchase price ranging from $2,200 to $8,400. Upon the earlier of the exercise of the purchase option or the expiration of the bareboat charter, the Company will own the vessels. The vessels are therefore recognized in the Company’s consolidated financial statements as fixed assets.

On September 27, 2018, the Company entered, into an agreement to sell the vessels Star Eleni and Star Leo and simultaneously entered into two bareboat charter party contracts with affiliates of CMBL to bareboat charter each one of the respective vessels for five years. CMBL provided in aggregate a finance amount of $57,346. Pursuant to the terms of the bareboat charters, the Company pays CMBL a fixed bareboat charter hire rate in quarterly installments plus interest. Under the terms of the bareboat charters, the Company has options to purchase the vessels from year two onwards each at a pre-determined, amortizing purchase price, while it has an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $18,231 for vessel Star Eleni and $20,000 for vessel Star Leo. Upon the earlier of the exercise of the purchase option or the expiration of the bareboat charters, the Company will own the vessels. Therefore the vessels are recognized in the Company’s consolidated financial statements as fixed assets.

Three of the Augustea Vessels ABOY Sienna, ABOY Laetitia and ABOY Karlie, are also subject to bareboat charter party contracts with affiliates of CSSC, one of which matures in early 2026, while two mature in early 2027. Pursuant to the terms of the bareboat charters, the Company pays a daily bareboat charter hire rate payable monthly plus a variable amount. In addition, the Company has the option to purchase each vessel at a pre-determined, amortizing price, while it has an obligation to purchase the vessels at the expiration of the bareboat term at a purchase price ranging between $12,000 and $12,960. Upon the earlier of the exercise of the purchase options or the expiration of the bareboat charters, the Company will own the vessels. The vessels are therefore recognized in the Company’s consolidated financial statements as fixed assets. In January 2019, the Company exercised its purchase options and paid all outstanding amounts under the lease agreements with CSSC for two of the three Augustea Vessels, using the proceeds from a new financing agreement (Note 19).

In addition one of the Augustea Vessel, ABY Asia, is also subject to a bareboat charter party contract with an affiliate of Mitsui & Co., Ltd., which matures in June 2019. The Company intends to refinance the outstanding amount under the respective lease agreement using proceeds from a new financing agreement (Note 19).

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

5.	Vessels and other fixed assets, net - (continued):

In December 2018, the Company sold and simultaneously entered into a bareboat charter party contract with an affiliate of Kyowa Sansho to bareboat charter the vessel Star Fighter (Note 8) for ten years. Pursuant to the terms of the bareboat charter, the Company pays a daily bareboat charter hire rate payable monthly plus a variable amount. Under the terms of the bareboat charter, the Company has an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to the Company at a pre-determined, amortizing purchases price, while it has an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $2,450. Upon the earlier of the exercise of the purchase option or the expiration of the bareboat charter, the Company will own the vessel. The vessel is therefore recognized in the Company’s consolidated financial statements as a fixed asset.

Based on applicable accounting guidance, the Company determined that the bareboat charters described above should be classified as capital leases or that the sale and lease back transactions are in substance merely financing arrangements due to the accompanying purchase obligations included in the Company’s bareboat agreements. As a result, in accordance with the applicable capital lease accounting guidance, the Company has recorded a financial liability and a financial asset equal to the lower of the fair value of the asset at the inception of the lease and the present value of the minimum lease payments at the beginning of the lease term.  On the other hand, the Company continues to record on the balance sheet at historical cost all vessels sold and leased back for which the leasing arrangement includes a purchase obligation and as discussed above are in substance merely financing arrangements and therefore not within the scope of sale and lease back accounting. The net book value of these vessels as of December 31, 2017 and 2018, for which the Company does not have ownership title but are recognized on the balance sheet as discussed above, is reflected within “Vessels and other fixed assets, net” in the consolidated balance sheet.  The amortization of these leased assets is included within “Depreciation expense” in the consolidated statement of operations.  The corresponding interest expense on the financial liability related to all aforementioned bareboat leases for the years December 31, 2016, 2017 and 2018 was $7,477, $12,590 and $26,825, respectively, and is included within “Interest and finance costs” in the consolidated statement of operations.  As of December 31, 2017 and 2018 the net book value of the bareboat chartered vessels was $325,301 and $992,777, respectively, with accumulated amortization of $21,264 and $51,956, respectively.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

5.	Vessels and other fixed assets, net - (continued):

The payments required to be made after December 31, 2018, for the outstanding bareboat lease obligations recognized on the balance sheet as of December 31, 2018, as described above, are as follows:

Twelve month periods ending	Amount
December 31, 2019	$94,352
December 31, 2020	82,228
December 31, 2021	79,889
December 31, 2022	76,930
December 31, 2023	180,771
December 31, 2024 and thereafter	216,024
Total bareboat lease minimum payments	$730,194
Unamortized debt issuance costs	2,975
Total bareboat lease minimum payments, net	$727,219
Excluding bareboat lease interest	120,457
Lease commitments – short term	65,837
Lease commitments – long term	540,925

Impairment Analysis

In light of the continued economic downturn and the prevailing conditions in the shipping industry, as of December 31, 2016, 2017 and 2018, the Company performed an impairment analysis for each of its operating vessels whose carrying value was above its market value and for each newbuilding whose cost, on a fully delivered basis, was above its market value.

In connection with the termination of two shipbuilding contracts and the sale of two operating vessels and by reference to their agreed sale prices (Level 2), the Company recognized during the year ended December 31, 2016, an impairment loss of $18,537.  In addition, based on the Company’s impairment analysis, using the same framework that was used in the previous years, which is described in Note 2(n) and taking also into consideration the probability of vessel sales, the Company recognized an additional impairment loss of $10,684.  The total impairment charge of $29,221, for the year ended December 31, 2016 is separately reflected in the consolidated statement of operations (Note 18).

The Company’s annual impairment analysis for the year ended December 31, 2017 did not result in any impairment charges due to improvements in the dry bulk market.

As part of the agreed and intended sales in 2018, as described above, and by reference to their agreed or negotiated sale prices (Level 2), the Company recognized an impairment loss of $17,784, for the year ended December 31, 2018, which is separately reflected in the consolidated statement of operations (Note 18). Further to that, based on the Company’s impairment analysis framework described in Note 2(n), taking also into consideration the probability of vessel sales, no further impairment loss was considered necessary for the year ended December 31, 2018.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

6.	Advances for vessels under construction and acquisition of vessels:

The amounts shown in the consolidated balance sheets are analyzed as follows:

	December 31, 2017	December 31, 2018

Pre-delivery yard installments	$30,402	$8,700
Fair value of the share consideration for OCC Vessels	-	42,962
Bareboat capital leases – upfront hire	10,460	-
Capitalized interest	4,753	1,307
Other capitalized costs	2,959	2,034
Advances for secondhand vessels	-	4,897
Total	$48,574	$59,900

As further described in Note 1 with respect to the recently completed OCC Vessel Purchase Transaction, which was accounted for as an acquisition of assets, in accordance with ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, CSSC (Hong Kong) Shipping Company Limited has agreed to provide in aggregate a finance amount of up to $104,400 to finance the remaining, at the time of the transaction, $103,844 construction cost for three OCC Vessels via a ten-year bareboat charter. Pursuant to the terms of each bareboat charter, CSSC will provide an amount of up to $34,800 for each of the three newbuilding vessels, which will be applied to the third and the fourth (delivery) installment of the OCC Vessels. The Company will pay CSSC each month a daily bareboat charter hire rate consisting of a fixed and a variable amount.  Under the terms of the bareboat charter, the Company has the option to purchase each of the vessels at any time after each vessel’s delivery, such option being exercisable on a monthly basis against a pre-determined, amortizing price while it has a respective obligation of purchasing each of the vessels at the expiration of each bareboat charter term at a purchase price of approximately $10,440. Upon the earlier of the exercise of the purchase option or the expiration of each bareboat charter, the Company will acquire the vessels. During the fourth quarter of 2018, the Company paid the third installments for two of the OCC Vessels, of $4,350 each, which was financed through a pre-delivery financing from CSSC, as discussed above. The total aggregate remaining contracted price for these three newbuilding vessels, as of December 31, 2018 plus agreed extras was $95,700 and will be financed through the CSSC financing arrangements described above.

In connection with the Step 1 Acquisition of the E.R. Vessels, Star Marianne and Star Janni, which were delivered to the Company in January 2019 as further described in Note 1, the Company as of December 31, 2018, has paid an amount of $4,880 which is included in “Advances for vessels under construction and acquisition of vessels” in the consolidated balance sheet.

7.	Fair value of Above / Below Market Acquired Time Charters:

As part of the merger with Oceanbulk Shipping LLC (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC (collectively, “Oceanbulk”) in July 2014 (the “Merger”), a $1,967 intangible asset was recognized corresponding to a fair value adjustment for two favorable time charters under which Oceanbulk was the lessor at the time of acquisition, with respect to the vessels Amami and Madredeus. This intangible asset was fully amortized in 2016 and the amortization of $254 for the year ended December 31, 2016, is included under “Voyage revenues” in the consolidated statements of operations.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

7.	Fair value of Above / Below Market Acquired Time Charters – (continued):

In addition, for two Augustea Vessels, which were transferred to the Company with time charter agreements attached, the Company recognized a liability of $5,373, since it determined that the respective charter rates were below market rates on the date of the transfers (Level 2). For the year ended December 31, 2018, the amortization of fair value of the below market acquired time charters was $1,820 and is included under “Voyage revenues” in the consolidated statement of operations. The accumulated amortization of these below market time charters as of December 31, 2018 was $1,820.

The unamortized balance of this intangible liability as of December 31, 2018 of $3,553 is expected to be amortized over the weighted average period of 3.02 years as follows:

Twelve month periods ending	Amount
December 31, 2019	$1,337
December 31, 2020	927
December 31, 2021	924
December 31, 2022	365
Total Fair value of below market time charters acquired	$3,553

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.	Long-term debt:

New Financing Activities during the year ended December 31, 2018

i)	NBG $30,000 Facility:

On April 19, 2018, the Company entered into a loan agreement with the National Bank of Greece (the “NBG $30,000 Facility”), for the refinancing of the then existing agreement with Commerzbank (the “Commerzbank $120,000 Facility”). On May 3, 2018 the Company drew $30,000 under the NBG $30,000 Facility, which was used along with cash on hand to fully repay the outstanding amount of $34,726 under the Commerzbank $120,000 Facility. The NBG $30,000 Facility is secured by a first priority mortgage on the vessels Star Gamma, Star Delta, Star Epsilon, Star Theta, Star Iris and Star Aurora. The NBG $30,000 Facility matures on December 31, 2022 and is repayable in 19 equal quarterly installments of $950 each, commencing in August 2018, and a final balloon payment of $11,950, payable together with the last installment.

ii)	Credit Agricole $43,000 Facility:

On August 21, 2018, the Company entered into a loan agreement with Credit Agricole Corporate and Investment Bank (the “Credit Agricole $43,000 Facility”) for the financing of an aggregate amount of $43,000, to refinance the outstanding amount of $44,100 under the then existing agreement with Credit Agricole (the “Credit Agricole $70,000 Facility”). The amount of $43,000 was drawn on August 23, 2018, in two equal tranches of $21,500, each being repayable in 20 equal quarterly installments of $625 and a balloon payment of $9,000, payable together with the last installment. The facility is secured by the vessels Star Borealis and Star Polaris.

iii)	HSBC $80,000 Facility:

On September 26, 2018, the Company entered into a loan agreement with HSBC Bank plc (the “HSBC $80,000 Facility”) to refinance the aggregate outstanding amount of $74,647 under the agreement with HSH Nordbank (the “HSH Nordbank $64,500 Facility”) and with HSBC (the “HSBC $86,600 Facility”). The amount of $80,000 was drawn on September 28, 2018, and is repayable in 20 equal quarterly installments of $2,380 and a balloon payment of $32,400, payable together with the last installment. The facility is secured by the vessels Kymopolia, Mercurial Virgo, Pendulum, Amami, Madredeus, Star Emily, Star Cosmo, Star Kappa, Star Omicron, and Star Zeta.

iv)	DNB $310,000 Facility:

On September 27, 2018, the Company entered into a loan agreement with DNB Bank ASA (the “DNB $310,000 Facility”), for an amount of up to $310,000, available in two tranches. The first tranche of $240,000 was used to refinance the aggregate outstanding amount of $240,440 under the then existing facilities with (i) ABN AMRO (the “ABN $87,458 Facility”), (ii) DNB, SEB and CEXIM (the “DNB-SEB-CEXIM $227,500 Facility”), (iii) DNB (the “DNB $120,000 Facility”), (iv) Deutsche Bank AG (the “Deutsche Bank AG $39,000 Facility”) and (v) ABN AMRO Bank N.V.(the “ABN AMRO Bank N.V $30,844 Facility”). The loan is secured by a first priority mortgage on Big Bang, Strange Attractor, Big Fish, Pantagruel, Gargantua, Goliath, Maharaj, Star Poseidon, Star Nasia, Diva, Star Danai, Star Renee, Star Markella, Star Laura, Star Moira, Star Jennifer, Star Mariella, Star Helena, Star Maria, Star Sirius, Star Vega, Star Triumph, Star Charis, Star Suzanna, Star Angelina and Star Gwyneth. The first tranche was drawn down on September 28, 2018 and is repayable in 20 equal quarterly installments of $8,696 and a balloon payment of $66,087 payable together with the last installment. The second tranche of $70,000 will be used to finance the acquisition and installation of scrubber equipment for the mortgaged vessels under the DNB $310,000 Facility, is expected to be drawn in 2019, and will be repayable in 12 quarterly installments, each equal to $3,885 and the remaining balance will be repaid in the form of a balloon installment at the final repayment date of the first tranche.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.	Long-term debt - (continued):

New Financing Activities during the year ended December 31, 2018 – (continued):

v)	ING $47,800 Facility:

On September 28, 2018, the Company entered into a loan agreement with ING Bank N.V., London Branch (the “ING $47,800 Facility”) for an aggregate amount of $47,800, available in four tranches. The first two tranches of $45,000 in aggregate were used to refinance the outstanding amount of $51,876 under the then existing agreement with Deutsche Bank (the “Deutsche Bank $85,000 Facility”) and were both drawn on October 2, 2018. The two equal tranches of $22,500 are each repayable in 28 equal quarterly installments of $469 and a balloon payment of $9,375 payable together with the last installment. The remaining two tranches of $1,400 each will be used to finance the acquisition and installation of scrubber equipment for the two mortgaged vessels under the ING $47,800 Facility, are expected to be drawn in 2019, and will be repayable in 16 quarterly installments, of $88 each. The facility is secured by a first priority mortgage on Peloreus and Leviathan.

vi)	Citi $130,000 Facility:

On October 18, 2018, the Company entered into a loan agreement with Citibank N.A., London Branch (the “Citi $130,000 Facility”) for an amount of up to $130,000, to refinance the aggregate outstanding amount of $100,075 under the then existing agreement with Citibank N.A., London Branch (the “Citi Facility”) and the existing indebtedness of five of the Augustea Vessels (as described below). The amount under Citi $130,000 Facility was available in two equal tranches of $65,000, which were drawn on October 23, 2018 and November 5, 2018. Each tranche is repayable in 20 equal quarterly installments of $1,825, commencing in January 2019, and a balloon payment along with the last installment in an amount of $28,500. The Citi $130,000 Facility is secured by a first priority mortgage on Star Pauline, Star Angie, Star Sophia, Star Georgia, Star Kamila and Star Nina and five of the Augustea Vessels ABML Eva, Paola., Star Aphrodite, Star Lydia and Star Nicole.

vii)	ABN $115,000 Facility:

On December 17, 2018, the Company entered into a loan agreement with ABN AMRO BANK (the “ABN $115,000 Facility”), for an amount of up to $115,000 available in four tranches. The first and the second tranches of $69,525 and $7,900, respectively, were drawn on December 20, 2018. The first tranche was used to refinance the then existing indebtedness of four of the Augustea Vessels ABY Virginia, ABY Scarlett, ABY Jeannette and Star Audrey (as described below) and the second was used to partially finance the acquisition cost of the Star Bright (Note 5). The first and the second tranche are repayable in 20 equal quarterly installments of $1,705 and $282 respectively, and balloon payments are due along with the last installment in an amount of $35,428 and $2,260, respectively. The remaining two tranches of $17,875 each were drawn in January 2019 and were used to partially finance the acquisition cost of the Star Marianne and Star Janni. The loan is secured by a first priority mortgage on the four Augustea vessels and the Step 1 Vessels.

Assumed debt as part of the acquisition of Augustea Vessels:

As further described in Note 1, as part of the acquisition of the Augustea Vessels the Company assumed debt of approximately $308,279 including capital lease obligations of $127,101 through bareboat leases for four of the Augustea vessels (Note 5). During the fourth quarter of 2018, the Company used proceeds from (i) the second tranche of Citi $130,000 Facility to refinance the aggregate outstanding amount of $60,790 under the then existing agreement with Credit Suisse for five Augustea Vessels and (ii) the first tranche of ABN $115,000 Facility to refinance the aggregate outstanding amount of $69,907 under the then existing agreement with ABN AMRO for four Augustea Vessels. The remaining three Augustea vessels are financed under the two loan agreements described below:

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.	Long-term debt - (continued):

Assumed debt as part of the acquisition of Augustea Vessels – (continued):

i)	BNP Facility:

BNP Paribas provided financing under secured term loan agreement in two tranches, for the vessels Star Despoina and Pierra (the “BNP Facility”). On August 3, 2018, the date of the acquisition of the Augustea Vessels, the outstanding amount of the first and the second tranche was $15,914 and $14,977, respectively. The outstanding balance of the first tranche is repayable in 16 remaining quarterly installments, the first 15 of which are in an amount of $500 and the sixteenth is in an amount of $8,414. The outstanding balance of the second tranche is repayable in 17 remaining quarterly installments, the first 16 of which of $500 and the seventeenth is in an amount of $6,977 .The loan is secured by a first priority mortgage on the two Augustea vessels.

ii)	Bank of Tokyo Facility:

Bank of Tokyo provided financing under secured term loan agreement for the vessel Star Monica (the “Bank of Tokyo Facility”). On August 3, 2018, the date of the acquisition of the Augustea Vessels, the outstanding amount of the Bank of Tokyo Facility was $16,000 and is repayable in 17 remaining quarterly installments, the first sixteen of which are in the amount of $346 and the seventeenth is in an amount of $10,464. The loan is secured by a first priority mortgage on the Star Monica.

Pre - Existing Loan Facilities:

i)	HSH Nordbank AG $35,000 Facility:

On February 6, 2014, the Company entered into a new $35,000 secured term loan agreement (the “HSH Nordbank $35,000 Facility”) with HSH Nordbank AG. The borrowings under this new loan agreement were used to partially finance the acquisition cost of the vessels Star Challenger and Star Fighter.  The HSH Nordbank $35,000 Facility is secured by a first priority mortgage over the financed vessels. This facility matures in February 2021 and is repayable in 28 equal, consecutive, quarterly installments, commencing in May 2014, of $312.5 and $291.7 for the Star Challenger and the Star Fighter, respectively, and a final balloon payment of $8,750 and $9,332.4, payable together with the last installments, for the Star Challenger and the Star Fighter, respectively.

Please see below for information regarding the related Supplemental Agreement executed pursuant to the Restructuring Letter Agreements.

In December 2018, the Company refinanced the tranche relating to Star Fighter through proceeds from a sale and lease back transaction with Kyowa Sansho Co. Ltd. described in Note 5.

ii)	NIBC $32,000 Facility:

On November 7, 2014, the Company and NIBC Bank N.V. entered into an agreement with respect to a credit facility (the “NIBC $32,000 Facility”) for the financing of an aggregate amount of up to $32,000, which is available in two tranches of $16,000, to partially finance the construction cost of two vessels, Star Aquarius and Star Pisces.  An amount of $15,237 for each vessel was drawn in July and August 2015, concurrently with the delivery of the respective vessels to the Company.  Each tranche is repayable in consecutive quarterly installments of $255, plus a balloon payment of $9,633 and $9,888, for each of the two vessels, both due in November 2020.  The NIBC $32,000 Facility is secured by a first priority cross collateralized mortgage over the financed vessels.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.	Long-term debt - (continued):

Please see below for information regarding the related Supplemental Agreement executed pursuant to the Restructuring Letter Agreements.

Pre - Existing Loan Facilities – (continued):

iii)	DVB $24,750 Facility:

On October 30, 2014, the Company and DVB Bank SE, Frankfurt entered into an agreement with respect to a credit facility (the “DVB $24,750 Facility”), to partially finance the acquisition of 100% of the equity interests of Christine Shipco LLC, which is the owner of the vessel Star Martha. On October 31, 2014, the Company drew $24,750 which is repayable in 24 consecutive, quarterly principal payments of $900 for each of the first four quarters and of $450 for each of the remaining 20 quarters, and a balloon payment of $12,150 payable simultaneously with the last quarterly installment, which is due in October 2020.  The DVB $24,750 Facility is secured by a first priority pledge of the membership interests of the Christine Shipco LLC.

Please see below for information regarding the related Supplemental Agreement executed pursuant to the Restructuring Letter Agreements.

iv)	Sinosure Facility:
On February 11, 2015, the Company and Deutsche Bank (China) Co., Ltd. Beijing Branch and HSBC Bank plc entered into six seperate agreements with respect to credit facilities (the “Sinosure Facility”) for the financing of an aggregate amount of $98,165 to partially finance the construction cost of the newbuilding vessels, Honey Badger, Wolverine, Star Antares, Star Lutas, Kennadi, Mackenzie, (the “Sinosure Financed Vessels”).  The financing under the Sinosure Facility was available in six separate tranches, one for each of the Sinosure Financed Vessels, and is credit insured (95%) by China Export & Credit Insurance Corporation.  Each tranche matures twelve years after each drawdown date and is repayable in 48 equal and consecutive quarterly installments.  The Sinosure Facility is secured by a first priority cross collateralized mortgage over the Sinosure Financed Vessels.  The vessels Honey Badger and Wolverine were delivered to the Company in February 2015.  The vessel Star Antares was delivered to the Company in October 2015.  The vessels Star Lutas and Kennadi were delivered to the Company in early January 2016 and the vessel Mackenzie was delivered to the Company in March 2016 (Note 5).

Please see below for information regarding the related Supplemental Agreement executed pursuant to the Restructuring Letter Agreements.

v)
Issuance of 8.30% 2022 Notes: On November 9, 2017 the Company completed a public offering of $50,000 aggregate principal amount of senior unsecured notes due in 2022 (the “2022 Notes”).  The 2022 Notes will mature on November 15, 2022.  The 2022 Notes are not guaranteed by any of the Company’s subsidiaries and bear interest at a rate of 8.30% per year, payable quarterly in arrears on the 15th day of February, May, August and November commencing on February 15, 2018.  The Company may redeem the 2022 Notes at its option, in whole or in part, at any time after May 15, 2019, at a redemption price equal to 100% of the principal amount of the 2022 Notes to be redeemed plus accrued and unpaid interest.  Prior to May 15, 2019, the Company may redeem the 2022 Notes, in whole or in part, at a price equal to 100% of the principal amount plus a make-whole premium and accrued interest to the date of redemption.  In addition, the Company may redeem the 2022 Notes in whole, but not in part, at any time at its option, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, if certain events occur involving changes in taxation.

In December 2017 the Company used the proceeds from the sale of the 2022 Notes to redeem in full the $50,000 aggregate principal amount of 8.00% Senior Notes due in 2019 (the “2019 Notes”) that had been issued in November 2014.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.	Long-term debt - (continued):

Supplemental Agreements executed during the year ended December 31, 2016

As of August 31, 2016, the Company entered into restructuring letter agreements (the “Restructuring Letter Agreements”) with all the banks and export credit agencies providing its senior credit facilities to, among other things, (i) defer principal payments owed from June 1, 2016 through June 30, 2018 to the due date of the balloon installments of each facility (the “ Deferred Amounts”), (ii) waive in full or substantially relax the financial covenants, effective during the period until and including December 31, 2019 and (iii) implement a cash sweep mechanism pursuant to which excess cash at consolidated level will be applied towards the payment of Deferred Amounts, payable pro rata based on each loan facility’s and lease agreement’s outstanding Deferred Amounts relative to the total Deferred Amounts at the end of each quarter. In exchange, the Company agreed to raise additional equity of not less than $50.0 million by September 30, 2016 (which condition was satisfied after the completion of the Company’s equity offering in September 2016) and impose restrictions on paying dividends until all Deferred Amounts have been repaid (the “Restructuring”). In July 2017, the Company finalized the Restructuring through the execution of all corresponding Supplemental Agreements (the “Supplemental Agreements”).

In accordance with the terms of the Supplemental Agreements, in 2017 the Company distributed pro rata to all parties under the Restructuring (including the lease provider): an amount of $9,768. During the year ended December 31, 2018 the Company made the following payments: (i) in February 2018, an amount of $35,632, representing the excess cash resulting from the cash sweep mechanism as of December 31, 2017, (ii) in May and July 2018 an amount of $30,000 and $22,723, respectively, representing the repayments that were in total at least equivalent to the amortization payments scheduled prior to the commencement of debt amortization holidays for the first and second quarter 2018, as decided by the Company in light of its then improved performance and the improved dry bulk market in general and (iii) in October 2018, the Company repaid all outstanding Deferred Amounts that had been accumulated from June 1, 2016 through September 30, 2018 and were still outstanding.

All of the Company’s aforementioned facilities are secured by a first-priority ship mortgage on the financed vessels under each facility and general and specific assignments and guaranteed by Star Bulk Carriers Corp except for the Citi $130,000 Facility and BNP Facility which are also guaranteed by Star ABY LLC and the Bank of Tokyo Facility which is only guaranteed by Star ABY LLC.

Credit Facility and Senior Notes Covenants:

The Company’s outstanding credit facilities and senior notes generally contain customary affirmative and negative covenants, on a subsidiary level, including limitations to:

•	pay dividends if there is an event of default under the Company’s credit facilities;

•	incur additional indebtedness, including the issuance of guarantees, refinance or prepay any indebtedness, unless certain conditions exist;

•	create liens on Company’s assets, unless otherwise permitted under Company’s credit facilities;

•	change the flag, class or management of Company’s vessels or terminate or materially amend the management agreement relating to each vessel;

•	acquire new or sell vessels, unless certain conditions exist;

•	merge or consolidate with, or transfer all or substantially all Company’s assets to, another person; or

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
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

As of December 31, 2017 and 2018, the Company was required to maintain minimum liquidity, not legally restricted, of $51,359 and $53,500, respectively, which is included within “Cash and cash equivalents” in the balance sheets.  In addition, as of December 31, 2017 and 2018, the Company was required to maintain minimum liquidity, legally restricted, of $15,589 and $8,956, respectively, which is included within “Restricted cash” current and non-current, in the  consolidated balance sheets.

As of December 31, 2018, the Company was in compliance with the applicable financial and other covenants contained in its debt agreements, including the 2022 Notes.

The weighted average interest rate (including the margin) related to the Company’s existing debt, 2019 and 2022 Notes and bareboat leases as of December 31, 2016, 2017 and 2018 was 4.13%, 4.72% and 5.59% respectively.  The commitment fees incurred during the years ended December 31, 2016, 2017 and 2018, with regards to the Company’s unused credit facilities were $472, $6 and $1,049, respectively.

The principal payments required to be made after December 31, 2018, are as follows:

Twelve month periods ending	Amount
December 31, 2019	$101,007
December 31, 2020	129,395
December 31, 2021	101,380
December 31, 2022	115,544
December 31, 2023	293,802
December 31, 2024 and thereafter	56,695
Total Long term debt	$797,823
Unamortized debt issuance costs	10,997
Total Long term debt, net	$786,826
Current portion of long term debt	101,007
Long term debt, net	685,819

The current portion of long term debt as of December 31, 2018, includes the scheduled loan repayments for the twelve month period ended December 31, 2018 according to the outstanding loan agreements adjusted also in connection with the new refinancing agreements as described in Note 19 and an amount of $3,537 prepaid in January 2019 under NBG $30,000 Facility in connection with the sale of the Star Delta (Note 5).

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.	Long-term debt - (continued):

The 2022 Notes mature in November, 2022 and are presented in the consolidated balance sheets as of December 31, 2018 net of unamortized debt issuance costs of $1,590.

All of the Company’s bank loans and applicable bareboat leases bear interest at LIBOR plus a margin.  The amounts of “Interest and finance costs” included in the consolidated statements of operations are analyzed as follows:

	2016	2017	2018
Interest on long term debt and bareboat leases	$40,449	$48,814	$69,977
Less: Interest capitalized	(3,940)	(2,423)	(1,753)
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other Comprehensive Income (Note 18)	1,252	852	(3)
Amortization of debt issuance costs	2,855	2,660	3,253
Other bank and finance charges	601	555	2,241
Interest and finance costs	$41,217	$50,458	$73,715

During the years ended December 31, 2016, 2017 and 2018, in connection with the prepayments described above following (i) the sale of mortgaged vessels, (ii) the cancellation of certain loan commitments, (iii) the termination of two newbuilding contracts, (iv) the refinancing agreements entered into in 2018 and (v) the redemption of the 2019 Notes, as applicable, $2,375, $1,257 and $2,383 of unamortized debt issuance costs were written off and included under “Loss on debt extinguishment” in the consolidated statements of operations.

9.	Preferred, Common Shares and Additional paid in capital:

Preferred Shares: Star Bulk is authorized to issue up to 25,000,000 preferred shares, $0.01 par value with such designations, as voting, and other rights and preferences, as determined by the Board of Directors.  As of December 31, 2017 and 2018 the Company had not issued any preferred shares.

Common Shares: As per the Company’s Amended and Restated Articles of Incorporation, Star Bulk is authorized to issue 300,000,000 registered common shares, par value $0.01 per share.

Each outstanding share of the Company’s common shares entitles the holder to one vote on all matters submitted to a vote of shareholders.  Subject to preferences that may be applicable to any outstanding preferred shares, holders of common shares are entitled to ratably receive all dividends, if any, declared by the Company’s Board of Directors out of funds legally available for dividends.  Holders of common shares do not have conversion, redemption or preemptive rights to subscribe to any of the Company’s securities.  All outstanding common shares are fully paid and non-assessable.  The rights, preferences and privileges of holders of common shares are subject to the rights of the holders of any preferred shares which the Company may issue in the future.

On April 13, 2016, the Company issued 131,545 common shares (adjusted for the 2016 Reverse Split) in connection with its 2015 Equity Incentive Plan and 3,000 common shares (adjusted for the 2016 Reverse Split) to two of the Company’s directors, which had been granted and vested on July 11, 2014 (as described in Note 12).  In addition, during the fourth quarter of 2016, the Company issued 558,050 common shares in connection with its 2016 Plan.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

9.	Preferred, Common Shares and Additional paid in capital – (continued):

On September 20, 2016, the Company completed a primary underwritten public offering of 11,976,745 of its common shares, at a price of $4.30 per share.  The aggregate proceeds to the Company, net of underwriters’ commissions and offering expenses, were $50,278.

On February 2, 2017, the Company completed a private placement of 6,310,272 common shares, at a price of $8.154 per share (the “February 2017 Private Placement”), raised for general corporate purposes. The aggregate proceeds to the Company, net of private placement agent’s fees and expenses, were approximately $50,427. One of the Company’s significant shareholders, Oaktree and its affiliates, purchased a total of 3,244,292 of the common shares in the February 2017 Private Placement.

During the year ended December 31, 2017 the Company issued 1,220,825 common shares to the Company’s directors and employees in connection with its equity incentive plans.

On June 29, 2018, a fund affiliated with Oaktree Capital Management, L.P. completed an underwritten secondary sale of 5,000,000 common shares of the Company at a price of $13.10 per share. The Company did not sell any common shares and did not receive any proceeds as a result of this secondary sale. In addition, in September 2018, the Company filed a new shelf registration statement, which included all selling shareholders that had registration rights. In connection with these transactions the Company incurred and accrued aggregate offering expenses of $2,032, which are separately presented in the consolidated statement of shareholders’ equity for the year ended December 31, 2018.

As further discussed in Note 1, during the year ended December 31, 2018, the Company issued 3,304,735 common shares, 13,725,000 common shares and 10,331,313 common shares in connection with the OCC Vessel Purchase Transaction, Songa Vessel Purchase Transaction and Augustea Vessel Purchase Transaction, respectively. In addition, pursuant to the post-closing adjustments set forth in the underlying agreement, in October 2018, the Company cancelled 53,978 common shares out of those issued as part of the consideration for the Augustea Vessel Purchase Transaction, reducing the total shares consideration issued in connection with the Augustea Vessel Purchase Transaction to 10,277,335. Lastly, in October 2018 the Company issued 291,300 common shares in connection with the acquisition of the Star Bright (Note 5).

In addition during the year ended December 31, 2018 the Company issued 868,975 common shares to the Company’s directors and employees in connection with its equity incentive plans.

On November 29, 2018, the Company announced a share repurchase program to purchase up to an aggregate of $50.0 million of the Company’s common shares. The timing and amount of any repurchases will be in the sole discretion of the Company’s management team, and will depend on legal requirements, market conditions, share price, alternative uses of capital and other factors. The Company is not obligated under the terms of the program to repurchase any of its common shares. The repurchase program has no expiration date and may be suspended or terminated by the Company at any time without prior notice. Common shares repurchases as part of this program will be cancelled by the Company. Pursuant to this share repurchase program, during the fourth quarter of 2018, the Company repurchased 341,363 of its common shares in open market transactions at an average price of $9.17 for an aggregate consideration of $3.1 million. All the aforementioned repurchased shares were canceled and removed from the Company’s share capital on January 3, 2019.

10.	Other operational gain:

For the year ended December 31, 2016, other operational gain of $1,565, was recognized, mainly consisting of gain from hull and machinery insurance claims. For the year ended December 31, 2017, other operational gain of $2,918 was recognized mainly consisting of an amount of $2,139, resulting from a cash settlement of a commercial dispute and gain from hull and machinery insurance claims.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

11.	Management fees:

As of January 1, 2015, the Company engaged Ship Procurement Services S.A. (“SPS”), a third party company, to provide to its fleet certain procurement services. During the year ended December 2018, the Company entered into the following management agreements with: i) Augustea Technoservices Ltd and Songa Shipmanegement Ltd to provide technical management to certain of its vessels, following the completion of the Augustea Vessel Purchase Transaction and Songa Vessel Purchase Transaction (Note 3) and ii) Equinox Maritime Ltd, Zeaborn GmbH & Co. KG and Technomar Shipping Inc to provide certain management services to certain of its vessels. Total management fees under the aforementioned management agreements in effect for the years ended December 31, 2016, 2017 and 2018, were $7,604, $7,543 and $11,321, respectively, and are included in “Management fees” in the consolidated statement of operations.

12.	Equity Incentive Plans:

On April 13, 2015, the Company’s Board of Directors adopted the 2015 Equity Incentive Plan (the “2015 Plan”) and reserved for issuance 280,000 common shares thereunder.  The terms and conditions of the 2015 Plan are substantially similar to the terms and conditions of Company’s previous equity incentive plans.  On the same date, the Company granted 135,230 restricted common shares to certain directors, former directors, officers and employees, which vested on April 13, 2016.  The fair value of each restricted share was $17.75, which was determined by reference to the closing price of the Company’s common shares on the grant date.

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

•
Expected term: Given the absence at the grant date of expected dividend payments (described below), the Company expected that it is optimal for the holders of the granted options to avoid early exercise of the options.  As a result, the Company assumed that the expected term of the options is their contractual term (i.e. five years from the grant date).

•
Expected volatility: The Company used the historical volatility of the common shares to estimate the volatility of the price of the shares underlying the share option awards.  The final expected volatility estimate, which was based on historical volatility for the two years preceding the grant date, was 59.274%.

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
December 31, 2018
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

On May 9, 2016, the Company’s Board of Directors adopted the 2016 Equity Incentive Plan (the “2016 Plan”) and reserved for issuance 940,000 common shares thereunder.  The terms and conditions of the 2016 Plan are substantially similar to the terms and conditions of Company’s previous equity incentive plans.  On the same date, 690,000 restricted common shares were granted to certain directors, officers, employees of the Company, 650,000 of which vested in July, 2016 while the remaining 40,000 vested on March 1, 2018.  The fair value of each share was $3.75, based on the closing price of the Company’s common shares on the grant date.

On September 12, 2016, the Company’s Board of Directors granted 345,000 restricted common shares to certain of its directors and officers, for their participation in the negotiations with the Company’s lenders related to the    Restructuring.  Out of these shares, 305,000 vested on March 30, 2017, and the remaining 40,000 vested on March 1, 2018.  The fair value of each share was $4.94, based on the closing price of the Company’s common shares on the grant date.

On February 22, 2017, the Company’s Board of Directors adopted the 2017 Equity Incentive Plan (the “2017 Plan”) and reserved for issuance 950,000 common shares thereunder.  The terms and conditions of the 2017 Plan are substantially similar to the terms and conditions of the Company’s previous equity incentive plans.  On the same date, 944,000 restricted common shares were granted to certain of our directors, officers and employees, of which 744,000 shares vested on August 22, 2017.  The remaining 200,000 restricted common shares vested on August 22, 2018.  The fair value of each share was $9.59, based on the closing price of the Company’s common shares on the grant date.

On February 27, 2018, the Company’s Board of Directors adopted the 2018 Equity Incentive Plan (the “2018 Plan”) and reserved for issuance 700,000 common shares thereunder. The terms and conditions of the 2018 Plan are substantially similar to the terms and conditions of the Company’s previous equity incentive plans. On the same date, 396,500 restricted common shares were granted to certain of the Company’s directors and officers of which 253,500 restricted common shares vested on August 27, 2018, 71,500 restricted common shares vested on February 27, 2019 and the remaining 71,500 restricted common shares vest on February 27, 2021.  The fair value of each share was $12.49, based on the closing price of the Company’s common shares on February 27, 2018. In addition, on April 9, 2018, 276,000 restricted common shares were granted to the Company’s employees, all of which vested on August 27, 2018. The fair value of each share was $10.51, based on the closing price of the Company’s common shares on April 9, 2018.

All non-vested shares and options vest according to the terms and conditions of the applicable award agreements.  The grantee does not have the right to vote the non-vested shares or exercise any right as a shareholder of the non-vested shares, although the issued and non-vested shares pay dividends as declared.  The dividends with respect to these shares are forfeitable if the service conditions are not fulfilled.  Share options have no voting or other shareholder rights.  For the years ended December 31, 2016, 2017 and 2018, the Company paid no dividends on non-vested shares.

The Company expects that there will be no forfeitures of non-vested shares or options.  The shares which are issued in accordance with the terms of the Company’s equity incentive plans or awards remain restricted until they vest.  For the years ended December 31, 2016, 2017 and 2018, the share based compensation cost was $4,166, $9,267 and $8,072, respectively, and is included under “General and administrative expenses” in the consolidated statements of operations.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

12.	Equity Incentive Plans - (continued):

A summary of the status of the Company’s non-vested restricted shares as of December 31, 2016, 2017 and 2018, and the movement during these years, is presented below:

	Number of shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2016	135,230	$17.75
Granted	1,035,000	4.15
Cancelled	(1,685)	17.75
Vested	(783,545)	6.14
Unvested as at December 31, 2016	385,000	$4.82

Unvested as at January 1, 2017	385,000	$4.82
Granted	944,000	9.59
Vested	(1,049,000)	8.24
Unvested as at December 31, 2017	280,000	$8.09

Unvested as at January 1, 2018	280,000	$8.09
Granted	672,500	11.68
Vested	(809,500)	10.29
Unvested as at December 31, 2018	143,000	$12.49

A summary of the status of the Company’s non-vested share options as of each of the years ended December 31, 2016, 2017 and 2018 is presented below. There has been no movement during each year:

Options	Number of options	Weighted average exercise price	Weighted Average Grant Date Fair Value
Outstanding at beginning of period	104,250	$27.5	$7.0605
Granted	-	-	-
Vested	-	-	-
Outstanding at end of period	104,250	$27.5	$7.0605

The estimated compensation cost relating to non-vested share options and restricted share awards not yet recognized was $189 and $784, respectively, as of December 31, 2018 and is expected to be recognized over the weighted average period of 1.28 years and 1.8 years, respectively.  The total fair value of shares vested during the years ended December 31, 2016, 2017 and 2018 was $3,580, $12,023 and $10,745 respectively.

13.	Earnings / (Loss) per share:

All common shares issued (including the restricted shares issued under the Company’s equity incentive plan) have equal rights to vote and participate in dividends.  The restricted shares issued under the Company’s equity incentive plans are subject to forfeiture provisions set forth in the applicable award agreement.  The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed.  For the purpose of calculating diluted earnings/ (loss) per share, the weighted average number of diluted shares outstanding includes the incremental shares assumed issued, determined in accordance with the treasury stock method.  For the years ended December 31, 2016 and 2017, during which the Company incurred losses, the effect of 385,000 and 280,000 non-vested shares, respectively, as well as the effect of 104,250 non vested share options, would be anti-dilutive, and “Basic loss per share” equals “Diluted loss per share.” Diluted earnings per share for the year ended December 31, 2018 does not include the effect of 104,250 non-vested share options outstanding as of that date, as their effect was anti-dilutive.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

13.	Earnings / (Loss) per share - (continued):

The Company calculates basic and diluted loss per share as follows:

	2016	2017	2018
Income / (Loss) :
Net income / (loss)	$(154,228)	$(9,771)	$58,397

Basic earnings / (loss) per share:
Weighted average common shares outstanding, basic	47,574,454	63,034,394	77,061,227
Basic earnings / (loss) per share	$(3.24)	$(0.16)	$0.76

Effect of dilutive securities:
Dillutive effect of non vested shares	-	-	264,884
Weighted average common shares outstanding, diluted	47,574,454	63,034,394	77,326,111

Diluted earnings / (loss) per share	$(3.24)	$(0.16)	$0.76

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

14.	Accrued liabilities:

The amounts shown in the consolidated balance sheets are analyzed as follows:

	2017	2018
Audit fees	$243	$295
Legal fees	59	34
Other professional fees	86	1,502
Vessel Operating and voyage expenses	5,608	6,514
Loan interest and financing fees	4,287	8,277
Income tax	238	232
Total Accrued Liabilities	$10,521	$16,854

15.	Income taxes

The Company is in the business of international shipping and is not subject to a material amount of income taxes.  The Company is subjected to tonnage taxes in certain jurisdictions as described below and includes these taxes under “Vessel Operating Expenses” in the consolidated statements of operations.

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

a)	Taxation on Marshall Islands Registered Companies and tonnage tax

Under the laws of the countries of the shipowning companies’ incorporation and/or vessels’ registration, the shipowning companies are not subject to tax on international shipping income.  However, they are subject to registration and tonnage taxes.  In addition, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Hellenic Republic.  The technical managers of the Company’s vessels, which are established in Greece under Greek Law 89/67, are responsible for the filing and payment of the respective tonnage tax on behalf the Company.  Furthermore, under the New Tonnage Tax System (“TTS”) for Cypriot merchant shipping, qualifying ship managers who opted and are accepted to be taxed under the TTS are subject to an annual tax referred to as tonnage tax, which is calculated on the basis of the net tonnage of the qualifying ships they manage.  The technical managers of the Company’s vessels, which are established and operate in Cyprus, are responsible for the filing and payment of the respective tonnage tax.  These taxes for 2016, 2017 and 2018 were $2,438, $2,565 and $1,506 respectively, and have been included under “Vessel operating expenses” in the consolidated statements of operations.

b)	Taxation on US Source Income - Shipping Income

Under the United States Internal Revenue Code of 1986, as amended (the "Code"), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as the Company, is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

15.	Income taxes - (continued):

Under IRS regulations, a Company’s shares will be considered to be regularly traded on an established securities market if (i) one or more classes of its shares representing 50% or more of its outstanding shares, by voting power of all classes of shares of the corporation entitled to vote and of the total value of the shares of the corporation, are listed on the market and (ii) (A) such class of share is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one sixth of the days in a short taxable year; and (B) the aggregate number of shares of such class of share traded on such market during the taxable year must be at least 10% of the average number of shares of such class of share outstanding during such year or as appropriately adjusted in the case of a short taxable year.  Notwithstanding the foregoing, the treasury regulations provide, in pertinent part, that a class of the Company’s shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of the Company’s outstanding shares, (“5% Override Rule”).

For the taxable years 2016 and 2017 the Company believes that it was not exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that it does not satisfy the Publicly Traded Test for these years because it is subject to the 5% Override Rule.  As a result, tax charge of approximately $267 and $202 was recognized in the consolidated statement of operations for the year ended December 31, 2016 and 2017, respectively, under “Income taxes”.

For the taxable year 2018 the Company believes that it was exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that it satisfies the Publicly Traded Test for this year because it is not subject to the 5% Override Rule.

c)	Taxation on Maltese and Swiss Registered Companies

In addition to the tax consequences described above, the Company may be subject to tax in one or more other jurisdictions, including Malta and Switzerland, where the Company conducts activities.  The Company believes that its tax exposure for years ended December 31, 2016, 2017 and 2018 in Malta and Switzerland is immaterial.

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

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

16.	Commitments and Contingencies - (continued):

a)	Legal proceedings - (continued)

(ii)
In March 2013, the Company commenced arbitration proceedings against Hanjin HHIC-Phil Inc., the shipyard that constructed the Star Polaris, relating to an engine failure the vessel experienced in Korea.  This resulted in 142 off-hire days and the loss of $2,343 in revenues.  The Company pursued the compensation for the cost of the repairs and the loss of revenues and following the arbitration hearing in July 2015, the arbitral tribunal issued its partial final award (the “Award”), which found the yard liable for certain aspects of the claim but did not quantify the Award.  Following the dismissal of the loss of revenues claim before the High Court of the United Kingdom in the appeal proceedings, in 2018 a settlement agreement was entered into between the Company, the yard and H&M insurers. The Company had no financial impact from the respective settlement agreement. .

b)	Other contingencies:

Contingencies relating to Heron
Following the completion of the Merger, Oceanbulk Shipping became a wholly owned subsidiary of the Company. Oceanbulk Shipping owned a convertible loan, which was convertible into 50% of Heron Ventures Ltd’s (“Heron”) equity. After the conversion of the loan, on November 5, 2014, Heron was a 50-50 joint venture between Oceanbulk Shipping and ABY Group Holding Limited, and Oceanbulk Shipping shared joint control over Heron with ABY Group Holding Limited. Based on the applicable related agreements, neither party will entirely control Heron. In addition, any operational and other decisions with respect to Heron will need to be jointly agreed between Oceanbulk Shipping and ABY Group Holding Limited. As of December 31, 2017, all vessels previously owned by Heron have been either sold or distributed to its equity holders. While Oceanbulk Shipping and ABY Group Holding Limited intend that Heron eventually will be dissolved shortly after receiving permission from local authorities in Malta, until that occurs, contingencies to the Company may arise. However, the pre-transaction investors in Heron effectively remain as ultimate beneficial owners of Heron, until Heron is dissolved on the basis that, according to the agreement governing the Merger, any cash received or paid by the Company from the final liquidation of Heron will be settled accordingly by the pre-Merger investors in Oceanbulk (the “Oceanbulk Sellers”). The Company had no outstanding balance with the Oceanbulk Sellers as of December 31, 2016 and 2017, respectively. In July 2018, ABY Group Holding Limited transferred to ABY Floriana Limited its interests to Heron.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

16.	Commitments and Contingencies - (continued):

c)	Lease commitments:

The following table sets forth inflows and outflows, related to the Company’s charter party arrangements and other commitments, as at December 31, 2018.

	Twelve month periods ending December 31,
+ inflows/ - outflows	Total	2019	2020	2021	2022	2023	2024 and thereafter
Future, minimum, non-cancellable charter revenue (1)	$72,588	$66,581	$6,007	$-	$-	$-	$-
Future, minimum, charter-in hire payments (2)	(8,926)	(8,926)	-	-	-	-	-
Vessel upgrades (3)	(140,974)	(136,689)	(4,285)	-	-	-	-
Bareboat commitments charter hire (4)	(142,771)	(10,223)	(12,083)	(11,912)	(11,742)	(11,563)	(85,248)
Office rent (5)	(1,647)	(398)	(323)	(318)	(290)	(245)	(73)
Payments for E.R. Vessel acquisition (6)	(27,653)	(27,653)	-	-	-	-	-
Total	$(249,383)	$(117,308)	$(10,684)	$(12,230)	$(12,032)	$(11,808)	$(85,321)

(1)
The amounts represent the minimum contractual charter revenues to be generated from the existing, as of December 31, 2018, non-cancellable time charter agreements, until their expiration, net of address commission, assuming no off-hire days other than those related to scheduled interim and special surveys of the vessels.

(2)	The amounts represent the Company’s commitments under the existing, as of December 31, 2018, time charter-in arrangements for third party vessels.

(3)
The amounts represent the Company’s commitments for vessel upgrades that the Company entered into in 2018. For the respective payments, the Company has secured total financing of $134,225, of which $92,400 was committed under loan and bareboat lease agreements signed as of December 31, 2018 (Note 5 and 8) and  $41,825 was committed under loan and finance lease agreements signed subsequently (Note 19).

(4)
The amounts represent the Company’s commitments under the bareboat lease arrangements representing the charter hire for the three vessels acquired as part of the OCC Vessel Purchase Transaction discussed in Note 6 above, which, as of December 31, 2018, were under construction.  The bareboat charter hire is comprised of fixed and variable portion, the variable portion is calculated based on the 3-month LIBOR of 2.808% as of December 31, 2018.

(5)
The office rent includes an amount of 188,000 NOK (or approximately $22, using the exchange rate as of December 31, 2018, which was $0.1156 per NOK) up to the twelve month period ended December 31, 2024, concerning a rental agreement with indefinite term.

(6)
The amounts represent the remaining payments to be made with respect to the two Step 1 Vessels Star Marianne and Star Janni that were delivered in January 2019 (Note 6). The Company has financed the total acquisition cost of the vessels through the ABN $115,000 Facility (Note 8).

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

17.	Voyage and Vessel operating expenses:

The amounts in the consolidated statements of operations are analyzed as follows:

	2016	2017	2018
Voyage expenses
Port charges	$30,229	$21,060	$37,215
Bunkers	28,121	34,997	72,287
Commissions – third parties	2,506	3,438	6,179
Commissions – related parties (Note 3)	3,300	3,300	3,400
Miscellaneous	1,665	1,887	2,515
Total voyage expenses	$65,821	$64,682	$121,596

Vessel operating expenses
Crew wages and related costs	$62,920	$63,074	$80,360
Insurances	6,124	6,314	7,544
Maintenance, repairs, spares and stores	17,194	18,589	26,368
Lubricants	6,372	7,016	8,494
Tonnage taxes	2,438	2,565	1,506
Pre-delivery and Pre-joining expenses	1,784	1,925	1,234
Miscellaneous	1,998	1,945	3,366
Total vessel operating expenses	$98,830	$101,428	$128,872

18.	Fair Value Measurements and Hedging:

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

In addition, ASC 815, “Derivatives and Hedging” requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the balance sheet.

Fair value on a recurring basis:

Interest rate swaps:

The Company enters into interest rate derivative contracts to manage interest costs and risk associated with changing interest rates with respect to its variable interest loans and credit facilities.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

18.	Fair Value Measurements and Hedging - (continued):

Interest rate swaps:

Due to (i) changes in the timing of delivery of some of the Company’s newbuilding vessels and, by extension, the timing of some of the forecasted transactions, (ii) changes in LIBOR curves, and (iii) the sale of some of the Company’s vessels in 2015 whose loans had been designated as hedged items, the Company determined that the “highly effective” criterion of the hedging effectiveness test for the then existing swaps with Goldman Sachs & Co. LLC (the “Goldman Sachs Swaps”) was not satisfied for the quarter ended June 30, 2015.  Consequently, the hedging relationship related to the Goldman Sachs Swaps no longer qualified for cash flow hedge accounting, and as of April 1, 2015, the Company de-designated the cash flow hedge related to the Goldman Sachs Swaps.  As a result, changes in the fair value of these swaps since the date of de-designation, April 1, 2015, were reported in earnings under “Gain / (Loss) on derivative financial instruments, net.”  The amount already reported up to March 31, 2015 in “Accumulated other comprehensive income / (loss)” with respect to the corresponding swaps is reclassified to earnings when the hedged forecasted transaction impacts the Company’s earnings (i.e., when the hedged loan interest is incurred), except for amounts related to loans of sold or expected to be sold vessels which are being reclassified to earnings when sale is probable, since the forecasted transaction attributable to these vessels is no longer expected to occur.  The amount reclassified into earnings during the years ended December 31, 2016, 2017 and 2018 was $570, $527 and $114 respectively.

All existing interest rates swaps as of December 31, 2017 matured during the year ended December 31, 2018 or were prepaid prior to their maturity through the refinancing of the corresponding debt. Therefore, all amounts previously recognized in Other Comprehensive Income / (Loss), deriving from the effective portion of unrealized gains/losses from the designated cash flow hedges have been reclassified into earnings.

Forward Freight Agreements and Bunker Swaps:

During the years ended December 31, 2016, 2017 and 2018, the Company entered into a certain number of FFAs on the Capesize, Panamax and Supramax indices.  The results of the Company’s FFAs during the years ended December 31, 2016, 2017 and 2018 and the valuation of the Company’s open position as at December 31, 2017 and 2018 are presented in the tables below.

During the years ended December 31, 2017 and 2018, the Company also entered into a certain number of bunker swaps.  The results of the Company’s bunker swaps and the valuation of the Company’s open position as at December 31, 2017 and 2018 are presented in the tables below.

The amount of Gain/ (Loss) on derivative financial instruments, forward freight agreements and bunker swaps recognized in the consolidated statements of operations are analyzed as follows:

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

18.	Fair Value Measurements and Hedging - (continued):

	Year ended December 31,
	2016	2017	2018
Consolidated Statement of Operations
Gain/(loss) on derivative financial instruments, net
Unrealized gain/(loss) from the Goldman Sachs Swaps after de-designation of accounting hedging relationship (April 1, 2015)	$2,974	$2,802	$140
Realized gain/(loss) from the Goldman Sachs Swaps after de-designation of accounting hedging relationship (April 1, 2015)	(5,048)	(2,556)	(141)
Write-off of unrealized losses related to forecasted transactions which are no longer considered probable reclassified from other comprehensive income/(loss)	(42)	-	708
Ineffective portion of cash flow hedges	-	-	-
Total Gain/(loss) on derivative financial instruments, net	$(2,116)	$246	$707

Interest and finance costs
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other comprehensive income/(loss) (Note 8)	(1,252)	(852)	3
Total Gain/(loss) recognized	$(1,252)	$(852)	$3

Gain/(loss) on forward freight agreements and bunker swaps
Realized gain/(loss) on forward freight agreements	370	(877)	(599)
Realized gain/(loss) on bunker swaps	-	-	1,491
Unrealized gain/(loss) on forward freight agreements	41	(24)	520
Unrealized gain/(loss) on bunker swaps	-	60	(1,859)
Total Gain/(loss) recognized	$411	$(841)	$(447)

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2017 and 2018, based on Level 2 observable inputs of the fair value hierarchy.

	Significant Other Observable Inputs (Level 2)
	December 31, 2017		December 31, 2018
	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Forward freight agreements - asset position	$17	-	$537	-
Bunker swaps - asset position	60	-	-	-
Interest rate swaps - asset position	-	-	-	-
Total	$77	-	$537	-
LIABILITIES
Forward freight agreements - liability position	$-	-	-	-
Bunker swaps - liability position	-	-	1,799	-
Interest rate swaps - liability position	609	16	-	-
Total	$609	16	1,799	-

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments.  The fair value of long-term bank loans and bareboat leases (Level 2), bearing interest at variable interest rates, approximates their recorded values as of December 31, 2018, due to the variable interest rate nature thereof.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

18.	Fair Value Measurements and Hedging - (continued):

The 2022 Notes have a fixed rate, and their estimated fair value as of December 31, 2017 and 2018, determined through Level 1 inputs of the fair value hierarchy (quoted price on NASDAQ under the ticker symbol SBLKZ), was approximately $50,640 and $49,800, respectively.

Fair value hedge designation

In order to mitigate its exposure to the foreign currency risk arising from its commitment for vessel upgrades denominated in Euro discussed in Note 16 c)3) above, in early April 2018 the Company converted some of its cash held in US dollars to Euro in an amount sufficient to cover 100% of its fixed orders for vessel upgrades and approximately 50% of its then optional orders for vessel upgrades. During the fourth quarter of 2018 an additional amount of cash in USD was converted to Euro in order to cover the orders for vessel upgrades. The total amount of Euro converted was approximately €70.8 million, of which approximately €20.5 million was related to the fixed orders at the time of designation. This amount is being held until the payments under the contracts for upgrades (or “unrecognized firm commitment”) are made. The Euro conversions corresponding to the fixed orders at that time were designated, on April 3, 2018, as a fair value hedge with the portion of the unrecognized firm commitment corresponding to the fixed orders being the “hedged item” and the Euro deposits corresponding to the fixed orders being the “Hedging Instrument”. Because the critical terms (currency, timing, and notional amounts) of the hedged item and the hedging instrument match in all material respects, the hedge is considered to highly offset changes in the fair value of the unrecognized firm commitment attributable to changes in the USD/Euro exchange rates. The foreign exchange loss recognized from the re-measurement of the total Euro conversions discussed above during the year ended December 31, 2018 was $3,159 and is included in “Interest and other income/(loss)” in the consolidated statement of operations. The cumulative amount of fair value hedging adjustment that is attributable to the aforementioned hedge during the year ended December 31, 2018 was $1,609 and is reflected within “Vessels and other fixed assets, net”, in the  consolidated balance sheet, following the recognition of the corresponding firm commitment during the year. The corresponding gain of $1,609 recognized from April 3, 2018 to December 31, 2018 is recorded within “Interest and other income/(loss)” in the consolidated statement of operations. The ineffective portion of the aforementioned hedge as of December 31, 2018 was $39 and is reflected within “Interest and other income/(loss)” in the consolidated statement of operations. As of December 31, 2018, the entire amount of €20.5 million Euro conversions associated with this hedging relationship had been used.

Fair value on a nonrecurring basis

The Company reviewed, in 2016, 2017 and 2018 the recoverability of the carrying amount of its vessels. As further disclosed in Note 5, during 2016 the Company recognized an impairment loss of $18,537 related to the sale of two operating vessels and the termination of two newbuilding contracts during the year.  The carrying value of the sold vessels was written down to their fair value as determined by reference to their agreed sale prices (Level 2).  In addition pursuant to the Company’s impairment analysis for its entire fleet, as at December 31, 2016, using the same framework that was used in the previous years, which is described in Note 2(n), the Company recognized an additional impairment loss of $10,684.  The carrying value of the respective vessels was written down to their fair value as determined by reference to the vessel valuations of independent shipbrokers as of as of December 31, 2016 (Level 2).

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

18.	Fair Value Measurements and Hedging - (continued):

The table following table summarizes the valuation of these assets measured at fair value on a non-recurring basis as of December 31, 2016:

Long-lived assets held and used	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3) Impairment loss	Impairment loss
Vessels, net	$-	$12,700	$-	$10,684
TOTAL	$-	$12,700	$-	$10,684

The Company’s impairment analysis as of December 31, 2017, indicated that the carrying amount of the Company’s vessels, was recoverable, and therefore, the Company concluded that no impairment charge, was necessary.

In addition, as further disclosed in Note 5, during 2018 the Company recognized an impairment loss of $17,784 related to the agreed and intended sale of three operating vessels.  The carrying value of the sold vessels was written down to the fair value as determined by reference to their agreed or negotiated sale prices (Level 2).

The table following table summarizes the valuation of these assets measured at fair value on a non-recurring basis as of December 31, 2018:

Long-lived assets held and used	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3) Impairment loss	Impairment loss
Held for sale	$-	$5,949	$-	$1,606
Vessels, net	$-	$14,893	$-	$16,178
TOTAL	$-	$20,842	$-	$17,784

19.	Subsequent Events:

•
Pursuant to the E.R. Vessel Purchase Transaction as further discussed in Note 1, the Company took delivery of two of the three committed dry bulk vessels, namely the 2010 built Capesize vessels Star Marianne and Star Janni on January 7, 2019 and January 14, 2019, respectively, in exchange for an aggregate of 999,336 of the Company’s common shares and $32.5 million cash. The cash portion of such acquisitions was financed through proceeds from the third and the fourth tranche under the ABN $115,000 Facility (Note 8).

•
On January 28, 2019, the Company entered into a loan agreement with Skandinaviska Enskilda Banken AB (SEB), the “SEB Facility,” for the financing of an amount up to $71.4 million. The facility is available in four tranches. The first two tranches of $32.8 million each were drawn on January 30, 2019 and used together with cash on hand to pay all the outstanding amounts under the lease agreements of the Star Laetitia and the Star Sienna, which are two of Augustea vessels (Note 5). The remaining two tranches of approximately $1,190 each, which will be used to finance the acquisition and installation of scrubber equipment for the respective vessels, are expected to be drawn in 2019 and are repayable in 12 equal quarterly installments. The SEB Facility is secured by a first priority mortgage on the two vessels and will mature in January 2025.

STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2018
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

19.	Subsequent Events - (continued):

•
On January 31, 2019, the Company entered into a loan agreement with E. SUN Commercial Bank, Hong Kong branch, (the “E.SUN Facility”), for the financing of an amount of up to $37.1 million to pay all outstanding amounts under the lease agreement of the Star Ariadne (Note 5).  On March 1, 2019 the Company drew the amount of $37.1 million. The E.SUN Facility is secured by a first priority mortgage on the respective vessel and will mature in February 2024.

•
As part of the Company’s share repurchase program discussed in Note 9, subsequent to December 31, 2018 the Company acquired 195,605 of its common shares which were canceled and removed from the Company’s share capital on February 28, 2019.

•
On January 7, 2019, the Company’s Board of Directors and Compensation Committee established an incentive program for key employees, pursuant to which an aggregate of four million (4,000,000) restricted share units (each, a “RSU”) will be issued. Each RSU represents, upon vesting, a right for the relevant beneficiary to receive one (1) SBLK share. The RSUs are subject to the satisfaction of certain performance conditions, which apply if the Company’s fleet performs better than relevant dry bulk charter rate indices as reported by the Baltic Exchange (the “Indices”) during 2020 and 2021. The RSUs start to vest if the Company’s fleet performs better than the Indices by at least $120,000, and vest in increasing amounts if and to the extent the performance of the Company’s fleet exceeds the performance that would have been derived based on the Indices by up to an aggregate of $300,000. The Company takes the view that the current likelihood of vesting of these RSUs does not meet a “more likely than not” standard under US GAAP, and as a result no charge will be amortized through the Company’s statement of operations, until vesting becomes probable. Subject to the vesting conditions being met on April 30, 2021 and April 30, 2022 (each, a “Vesting Date”) two million RSUs will vest on each Vesting Date, and the relevant SBLK shares will be issued and distributed to the relevant beneficiaries as per the allocation of the Board. Any non-vested RSUs at the applicable Vesting Date will be cancelled.

•
In February 2019, the Company entered into a committed term-sheet with ING Bank N.V., London Branch for the financing of an amount up to $52,800 (the “ING $52,800 Facility”). The facility will be available in four tranches. The first two tranches of $17,400 and $32,600,respectively, will be used to refinance all outstanding amounts under the lease agreements of the ABY Asia and the Star Magnanimus (Note 5) and are expected to be drawn in late March 2019 with maturing date seven years later. The remaining two tranches of $1,400 each, which will be used to finance the acquisition and installation of scrubber equipment for the respective vessels, are expected to be drawn in 2019 and will mature four years later. The ING $52,800 Facility will be secured by a first priority mortgage on the two aforementioned vessels. The completion of the transaction is subject to the execution of customary definitive documentation.

•
On February 28, 2019, the Company entered into a loan agreement with ABN AMRO Bank N.V. (the “Atradius Facility”) for the financing of an amount up to $36.6 million that will be used to finance the acquisition of scrubber equipment for 42 vessels.  The respective financing is credit insured (85%) by Atradius Dutch State Business N.V. of the Netherlands (the “Atradius”). The amount is expected to be drawn in 2019, and will be repayable in 10 consecutive half yearly installments of $3.6 million. The facility is secured by second mortgage on certain of the 42 vessels.