Form 20-F
period 2019-12-31
Star Bulk Carriers Corp.
filed 2020-03-27
CIK 1386716

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                     to

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
Maroussi 15124, Athens, Greece

(Name, telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Shares, par value $0.01 per share 8.30% Senior Notes due 2022	SBLK SBLKZ	Nasdaq Global Select Market; Oslo Børs Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2019, there were 96,073,197 common shares of the registrant outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No
If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company.
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
☐ Yes ☒ No
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☒ No

FORWARD-LOOKING STATEMENTS

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

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

●	general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values;

●	the strength of world economies;

●	the stability of Europe and the Euro;

●	fluctuations in interest rates and foreign exchange rates;

●	changes in demand in the dry bulk shipping industry, including the market for our vessels;

●	changes in our operating expenses, including bunker prices, dry docking and insurance costs;

●	changes in governmental rules and regulations or actions taken by regulatory authorities;

●	potential liability from pending or future litigation;

●	general domestic and international political conditions;

●	potential disruption of shipping routes due to accidents or political events;

●	business disruptions due to natural disasters or other disasters outside our control, such as the recent outbreak of COVID-19;

●	the availability of financing and refinancing;

●	our ability to meet requirements for additional capital and financing to grow our business;

i

●	the impact of our indebtedness and the compliance with the covenants included in our debt agreements;

●	vessel breakdowns and instances of off-hire;

●	potential exposure or loss from investment in derivative instruments;

●	potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management;

●	our ability to complete acquisition transactions as and when planned; and

●	other important factors described in “Risk Factors.”

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

See the sections entitled “Risk Factors” of this Annual Report on Form 20-F for the year ended December 31, 2019 for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this prospectus are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

ii

Table of  Contents
PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

Throughout this report, the “Company,” “Star Bulk,” “we,” “us” and “our” all refer to Star Bulk Carriers Corp. and its wholly owned subsidiaries. We use the term deadweight ton (“dwt”) in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We own and operate dry bulk vessels of seven sizes:

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

We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Our vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006 and maintain offices in Athens, Oslo, New York, Cyprus, Singapore and Germany. Our common shares trade on the Nasdaq Global Select Market and the Oslo Børs under the symbol “SBLK.” We have a fleet of 116 vessels, with an aggregate capacity of 12.9 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with carrying capacities between 52,425 dwt and 209,537 dwt.

Oaktree

Oaktree Capital Management, L.P., together with its affiliates (“Oaktree”) is our largest shareholder. Oaktree is a leader among global investment managers specializing in alternative investments, with $125 billion in assets under management as of December 31, 2019. The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in distressed debt, corporate debt (including high yield debt and senior loans), control investing, convertible securities, real estate and listed equities. Headquartered in Los Angeles, the firm has over 950 employees and offices in 18 cities worldwide. See “Item 7 “Major Shareholders and Related Party Transactions” for a discussion on the various limitations on the transfer and voting of our common shares by Oaktree.

Table of  Contents
A.	Selected Consolidated Financial Data

The table below summarizes our recent financial information. We refer you to the notes to our consolidated financial statements for a discussion of the basis on which our consolidated financial statements are presented. As further described in Note 2 to our consolidated financial statements on January 1, 2018 we adopted the new accounting guidance for revenue from contracts with customers (ASC 606) and on January 1, 2019 we adopted the new accounting guidance for leases (ASC 842), in each case using the modified retrospective approach. As such, the information prior to adoption of such new guidance has not been restated and continues to be reported under the accounting standards in effect for such periods. In addition, and as further described in Note 2 to our consolidated financial statements, on January 1, 2018 we adopted ASU 2016-18 “Statement of Cash Flows (230): Restricted Cash” regarding the presentation of restricted cash in the statement of cash flow. This presentation was applied retrospectively to all periods presented as required by the guidance. The information provided below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements, related notes and other financial information included herein.

Following the 5-for-1 reverse stock split effected on June 20, 2016 (the “June 2016 Reverse Stock Split”), pursuant to which every five common shares issued and outstanding were converted into one common share, all share and per share amounts disclosed throughout this Annual Report have been retroactively updated to reflect this change in capital structure.

The historical results included below and elsewhere in this document are not necessarily indicative of the future performance of Star Bulk.

3.A.(i) CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands of U.S. Dollars, except per share and share data)

	2015	2016	2017	2018	2019
Voyage revenues	234,035	221,987	331,976	651,561	821,365
Management fee income	251	119	—	—	—
	234,286	222,106	331,976	651,561	821,365

Voyage expenses	72,877	65,821	64,682	121,596	222,962
Charter-in hire expenses	1,025	3,550	5,325	92,896	126,813
Vessel operating expenses	112,796	98,830	101,428	128,872	160,062
Dry docking expenses	14,950	6,023	4,262	8,970	57,444
Depreciation	82,070	81,935	82,623	102,852	124,280
Management fees	8,436	7,604	7,543	11,321	17,500
General and administrative expenses	23,621	24,602	30,955	33,972	34,819
Provision for doubtful debts	—	—	—	722	1,607
(Gain)/ Loss on forward freight agreements and bunker swaps	—	(411)	841	447	(4,411)
Impairment loss	321,978	29,221	—	17,784	3,411
Loss on time charter agreement termination	2,114	—	—	—	—
Other operational loss	—	503	989	191	110
Other operational gain	(592)	(1,565)	(2,918)	—	(2,423)
(Gain) / Loss on sale of vessels	20,585	15,248	(2,598)	—	5,493
	659,860	331,361	293,132	519,623	747,667
Operating income / (loss)	(425,574)	(109,255)	38,844	131,938	73,698
Interest and finance costs	(29,661)	(41,217)	(50,458)	(73,715)	(87,617)
Interest and other income / (loss)	1,090	876	2,997	1,866	1,299
Gain / (loss) on derivative financial instruments, net	(3,268)	(2,116)	246	707	—
Loss on debt extinguishment	(974)	(2,375)	(1,257)	(2,383)	(3,526)
Total other expenses, net	(32,813)	(44,832)	(48,472)	(73,525)	(89,844)

Income/ (Loss) before taxes and equity in income of investee	(458,387)	(154,087)	(9,628)	58,413	(16,146)
Income taxes	—	(267)	(236)	(61)	(109)
Income / (Loss) before equity income of investee	(458,387)	(154,354)	(9,864)	58,352	(16,255)
Equity in income of investee	210	126	93	45	54
Net income / (loss)	(458,177)	(154,228)	(9,771)	58,397	(16,201)
Earnings / (loss) per share, basic and diluted	(11.71)	(3.24)	(0.16)	0.76	(0.17)
Weighted average number of shares outstanding, basic	39,124,673	47,574,454	63,034,394	77,061,227	93,735,549
Weighted average number of shares outstanding, diluted	39,124,673	47,574,454	63,034,394	77,326,111	93,735,549

Table of  Contents
3.A.(ii) CONSOLIDATED BALANCE SHEET AND OTHER FINANCIAL DATA
(In thousands of U.S. Dollars, except per share data)

	2015	2016	2017	2018	2019
Cash and cash equivalents	208,056	181,758	257,911	204,921	117,819
Current Assets	252,058	228,466	312,626	298,836	266,042
Advances for vessels under construction and acquisition of vessels	127,910	64,570	48,574	59,900	—
Vessels and other fixed assets, net	1,757,552	1,707,209	1,775,081	2,656,108	2,965,527
Total assets	2,148,846	2,011,702	2,145,764	3,022,137	3,238,235
Current liabilities (including current portion of long-term debt and short term lease financing)	166,949	28,119	219,274	222,717	310,931
Total long-term debt including long term lease financing, excluding current portion, net of unamortized debt issuance costs	795,267	896,332	789,878	1,226,744	1,330,420
8.00% 2019 Notes and 8.30% 2022 Notes, net of unamortized debt issuance costs	48,323	48,757	48,000	48,410	48,821
Common shares	438	566	642	926	961
Total Shareholders’ equity	1,135,358	1,037,230	1,088,052	1,520,045	1,544,040
Total liabilities and shareholders’ equity	2,148,846	2,011,702	2,145,764	3,022,137	3,238,235
OTHER FINANCIAL DATA
Dividends declared and paid ($0.05 per share in 2019)	—	—	—	—	4,804
Net cash provided by/(used in) operating activities	(14,578)	(33,232)	82,804	169,009	88,525
Net cash provided by/(used in) investing activities	(397,508)	(13,425)	(127,101)	(325,327)	(279,837)
Net cash provided by/(used in) financing activities	534,167	20,366	122,035	96,695	103,697
FLEET DATA
Average number of vessels (1)	69.1	69.8	69.6	87.7	112.1
Total ownership days for fleet (2)	25,206	25,534	25,387	32,001	40,915
Total available days for fleet (3)	24,096	24,623	25,272	31,614	36,403
Charter-in days for fleet (4)	108	366	428	5,089	6,843
AVERAGE DAILY RESULTS (In U.S. Dollars)
Time charter equivalent (5)	7,042	6,223	10,366	13,796	13,027
Vessel operating expenses (6)	4,475	3,871	3,995	4,027	3,912

(1)
Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.

(2)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.

Table of  Contents
(3)	Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and scrubber installation.

(4)	Charter-in days are the total days that we charter-in third-party vessels.

(5)
Time charter equivalent rate (the “TCE rate”) represents the weighted average daily time charter equivalent rates of our operating fleet (including owned fleet and fleet under charter‐in arrangements). TCE rate is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses, charter‐in hire expense, amortization of fair value of above/below-market acquired time charter agreements and provision for onerous contracts, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps) by Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Starting in fiscal year 2019, we include the realized gain/(loss) on FFAs and bunker swaps in the calculation of the TCE Revenues. The change has been applied retrospectively for all periods presented. TCE rate is a standard shipping industry performance measure used primarily to compare period‐to‐period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE rate may not necessarily be comparable to TCE rates of other companies due to differences in methods of calculation. The above reported TCE rates for the year ended December 31, 2017 were calculated excluding Star Logistics. We have excluded the revenues and expenses of Star Logistics because it was formed in October 2017, and its revenues and expenses had not yet normalized in that period, which obscure material trends of our TCE rates. As a result, we believe it is more informative to our investors to present the TCE rates excluding the revenues and expenses of Star Logistics for that period (December 31, 2017). The revenues and expenses of Star Logistics normalized in the years ended December 31, 2018 and 2019 and are included for purposes of calculating the TCE rate. We include TCE rate, a non‐GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and assists investors and our management in evaluating our financial performance. For further information concerning our calculation and reconciliation of TCE revenues and TCE rate to Voyage Revenues, please see “Item 5. Operating and Financial Review and Prospects - A. Operating Results.”

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

Table of  Contents
Risks Related to Our Industry

Charter rates for dry bulk vessels are volatile and have declined significantly the past years since their historic highs and may remain at low levels or further decrease in the future, which may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.

The dry bulk shipping industry is cyclical with high volatility in charter rates and profitability. The degree of charter rate volatility among different types of dry bulk vessels has varied widely, and in recent years, charter rates for dry bulk vessels declined significantly from historically high levels. In the past, time charter and spot market charter rates for dry bulk carriers have declined below operating costs of vessels (including as recently as 2016). The Baltic Dry Index, or the “BDI”, a daily average of charter rates for key dry bulk routes published by the Baltic Exchange Limited, which has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market, declined from a high of 11,793 in May 2008 to a low of 290 in February 2016, which represents a decline of 98%.  In 2019, the BDI ranged from a low of 595 in February 2019, to a high of 2,518 in September 2019. As of the last week of February 2020, the BDI stood on average at 519.

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

Factors that influence the demand for dry bulk vessel capacity include:

●	supply of and demand for energy resources, commodities, consumer and industrial products;

●	changes in the exploration or production of energy resources, commodities, consumer and industrial products;

●	the location of regional and global exploration, production and manufacturing facilities;

●	the location of consuming regions for energy resources, commodities, consumer and industrial products;

●	the globalization of production and manufacturing;

●	global and regional economic and political conditions, including armed conflicts and terrorist activities;

●	natural disasters and weather;

●	pandemics, such as the outbreak of coronavirus in China in 2020;

●	embargoes and strikes;

Table of  Contents
●	disruptions and developments in international trade, including trade disputes or the imposition of tariffs on various commodities or finished goods;

●	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

●	environmental and other legal regulatory developments; and

●	currency exchange rates.

Factors that influence the supply of dry bulk vessel capacity include:

●	the number of newbuilding orders and deliveries including slippage in deliveries;

●	number of shipyards and ability of shipyards to deliver vessels;

●	port and canal congestion;

●	the scrapping rate of vessels;

●	speed of vessel operation;

●	vessel casualties;

●	the number of vessels that are out of service, namely those that are laid-up, dry docked, awaiting repairs or otherwise not available for hire;

●	availability of financing for new vessels;

●	changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

●	changes in environmental and other regulations that may limit the useful lives of vessels.

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

We anticipate that the future demand for our dry bulk vessels will be dependent upon economic growth in the world’s economies, including China, Japan and India, seasonal and regional changes in demand, changes in the capacity of the global dry bulk fleet, including vessel scrapping and ordering rates of newbuildings, and the sources and supply of dry bulk cargo to be transported by sea. A decrease in the level of China’s imports of raw materials or a decrease in trade globally could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows. Global dry bulk supply is expected to remain low over the next two years, as a result of low orders placed over the past three years and the implementation of the IMO low sulfur regulation leading to increased demolition. Although global economic conditions had fundamentally improved, there can be no assurance as to the sustainability of future economic growth due to exogenous demand shocks, such as the outbreak of COVID-19. Adverse economic, political, social or other developments could have a material adverse effect on our business, financial condition and operating results.

Table of  Contents
If we are required to charter our vessels at a time when demand and charter rates are very low, we may not be able to secure employment for our vessels at all, or we may have to accept reduced and potentially unprofitable rates. If we are unable to secure profitable employment for our vessels, we may decide to lay-up some or all unemployed vessels until such time that charter rates become attractive again. During the lay-up period, we will continue to incur some expenditures, such as insurance and maintenance costs, for each such vessel. Additionally, before exiting lay-up, we will have to pay reactivation costs for any such vessel to regain its operational condition. As a result, our business, financial condition, results of operations and cash flows, our ability to pay dividends and our compliance with covenants in our credit facilities may be affected.

Global economic conditions may continue to negatively impact the dry bulk shipping industry.

Slow growth rates in the global economy may negatively impact the dry bulk industry. General market volatility has endured over the last several years as a result of uncertainty about the growth rate of the world economy and the Chinese economy in particular, on which the dry bulk industry depends to a significant degree. Charter rates have declined significantly in recent years. Although supply and demand fundamentals have slightly improved, in recent years the relatively weak global economic conditions have and may continue to have a number of adverse consequences for dry bulk and other shipping sectors, including, among other things:

●	low charter rates, particularly for vessels employed on short-term time charters or in the spot market;

●	decreases in the market value of dry bulk vessels and limited secondhand market for the sale of vessels;

●	limited financing for vessels;

●	widespread loan covenant defaults; and

●	declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

The occurrence of one or more of these events could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The COVID-19 novel coronavirus, or other public health threats and epidemics, could have a material adverse impact on our business.

The COVID-19 novel coronavirus has negatively affected our business and could continue to do so as it spreads around the globe.  The coronavirus has resulted in reduced industrial activity in China with temporary closures of factories and other facilities, labor shortages and restrictions on travel. We believe these disruptions along with other seasonal factors, including lower demand for some of the cargoes we carry such as iron ore and coal, have contributed  to lower drybulk rates in 2020.  Moreover, in connection with our Scrubber Retrofit Program, we have 12 vessels currently in drydocks in China for retrofitting, which are likely to be significantly delayed due to insufficient shipyard personnel due to quarantines. Our vessels travel to ports in China and other countries in which cases of coronavirus have been reported, where we face risks to our crew, personnel and operations.  Such risks include delays in the loading and discharging of cargo on or from our vessels, offhire time due to quarantine regulations requiring a minimum of 14 days between departure from a port in China and arrival at a port in certain other countries, and delays and expenses in finding substitute crew members if any of our vessels’ crew members become infected.  Epidemics may also affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments.  At present, it is not possible to ascertain the overall impact of the coronavirus on our business.  However, the occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the coronavirus or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to pay dividends.

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

Table of  Contents
Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available to the extent required, or that we will be able to refinance our existing and future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business and take advantage of business opportunities as they arise.

An increase in trade protectionism and the unravelling of multilateral trade agreements could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. In the United States, there is significant uncertainty about the future relationship between the United States and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. Trade tensions between the U.S. and China since 2018 have resulted in both governments imposing tariffs. Although the U.S. and China have successfully reached an interim trade deal in January 2020 that has de-escalated such trade tensions with both sides rolling back tariffs, the extent to which they will implement the deal is unpredictable, not to mention that either country may freely terminate the deal with advanced written notice according to the underlying trade agreement. Any increased trade barriers or restrictions on trade, especially trade with China, could have an adverse impact on global economic conditions and may decrease the amount of cargo that charterers pay to have transported on drybulk vessels. As such, increased trade barriers or restrictions on trade could have a material adverse effect on our business, results of operations, cash flows, financial condition.

Political uncertainty and the rise of populist or nationalist political parties could have a material adverse effect on our revenue, profitability and financial position.

In June 2016, a referendum was passed in the United Kingdom to leave the European Union, commonly referred to as “Brexit.” This decision created an uncertain political and economic environment in the United Kingdom and other European Union countries, and the formal process for leaving the European Union has taken years to complete. The United Kingdom formally left the European Union on January 31, 2020, and is now in a transition period through December 31, 2020. Although the United Kingdom will remain in the European Union single market and customs union during the transition period, the long-term nature of the United Kingdom’s relationship with the European Union is unclear and there is considerable uncertainty as to when any agreement will be reached and implemented. The political and economic instability created by Brexit has caused and may continue to cause significant volatility in global markets and uncertainty, which could have a material adverse effect on our revenue, profitability and financial position.

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

Table of  Contents
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

The world economy is currently facing a number of new challenges, the economic impact of and global response to the emergence of a pandemic crisis such as the recent outbreak of COVID-19, recent turmoil and hostilities in various regions, including Syria, Iraq, North Korea, Venezuela, North Africa and Ukraine. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. Additionally, global financial markets and economic conditions have been, and continue to be volatile. Credit markets and the debt and equity capital markets have been distressed and the uncertainty surrounding the future of the global credit markets has resulted in reduced access to credit worldwide. Continuing instability could have a material adverse effect on our ability to implement our business strategy.

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

Continued economic slowdown in the Asia Pacific region, particularly in China, may exacerbate the effect on us, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of GDP, which had a significant impact on shipping demand. As published by the Chinese National Bureau of Statistics, based on the country’s preliminary accounting results, the growth rate of China’s GDP for the year ended December 31, 2019 was 6.1%. This growth rate is well below pre-2008 levels, albeit in line with the government’s targets.  China has imposed measures to restrain lending from time to time, which may further contribute to a slowdown in its economic growth. China has also announced plans to gradually transition from an investment led growth model to a consumption driven economic growth model, which could lead to smaller demand for iron ore and other commodities, and result in a decrease of demand in China for shipping. This transition may take place over the span of a number of years, and there can be no assurance as to the time frame for such a transformation or that any such transformation will occur at all. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our business, financial condition and results of operations, as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Table of  Contents
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

The Chinese legal system is based on written statutes and their interpretations by the Standing Committee of the National People’s Congress and the Supreme People’s Court. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, there is a general lack of authoritative interpretive guidance and because of the limited number of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. In response to the recent outbreak of COVID-19, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have and will likely continue to cause severe trade disruptions and delays in operations and transactions globally.

Table of  Contents
We conduct a substantial portion of our business in China or with Chinese counter parties. For example, we enter into charters with Chinese customers, which charters may be subject to the laws and regulations in China. We may, therefore, be required to incur compliance or other administrative costs, and pay new taxes or other fees to the Chinese government.

In 2014, China enacted a tax for nonresident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The 2014 law and relevant regulations broaden the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China, which would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

To the extent of our charters, shipbuilding contracts and financing agreements that are governed by English law, if we are required to commence legal proceedings against a customer, a shipbuilder or a lender based in China, we may have difficulties in enforcing any judgment rendered by an English court (or other non-Chinese court) in China.

Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports, our vessels that undergo dry docking, or to which we install scrubbers, at Chinese shipyards and the financial institutions with whom we have entered into financing agreements, and could have a material adverse effect on our business, results of operations and financial condition.

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

The fair market values of dry bulk vessels have generally experienced high volatility in recent years. The fair market value of our vessels may continue to fluctuate depending on a number of factors, including:

●	prevailing level of charter rates;

●	general economic and market conditions affecting the shipping industry;

●	types, sizes and ages of vessels;

●	supply of and demand for vessels;

●	other modes of transportation;

●	distressed asset sales, including newbuilding contract sales below acquisition costs due to lack of financing

●	cost of newbuildings;

●	governmental or other regulations;

Table of  Contents
●	the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise;

●	changes in environmental and other regulations that may limit the useful life of vessels;

●	technological advances; and

●	competition from other shipping companies and other modes of transportation.

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

Furthermore, as described under “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Critical Accounting Policies - Impairment of long-lived assets,” due to the decline during the past years in vessel values, we have recorded impairment charges in our consolidated financial statements which have adversely affected our financial results. In addition, because we sold vessels at a time when vessel prices had fallen and before we recorded an impairment adjustment to our consolidated financial statements, the sale proceeds were less than the vessels’ carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings.

The value of our long-lived assets can become further impaired, as indicated by factors such as  declines in the fair market value of vessels, decreases in market charter rates, vessel sale and purchase considerations, fleet utilization, regulatory changes in the dry bulk shipping industry or changes in business plans or overall market conditions that may adversely affect cash flows. We will continue testing for impairment regularly, whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

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

Table of  Contents
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

Table of  Contents
In order to comply with emerging ballast water treatment requirements, we may have to purchase ballast water treatment systems for 55 vessels in our fleet and modify such vessels to accommodate such systems.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Vessels constructed on or after September 8, 2017 are required to comply with the D-2 standards upon delivery. We currently have 55 vessels that do not comply with the updated guideline. We are in the process of acquiring the relevant equipment, and costs of compliance may be substantial and adversely affect our cash flows.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires the U.S. Environmental Protection Agency (the “EPA”) to develop national standards of performance for approximately 30 discharges, similar to those found in the VGP, within two years.  By approximately 2022, the U.S. Coast Guard is required to develop corresponding implementation, compliance, and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide has decreased to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea and the West Coast of Africa, with dry bulk vessels being particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including those due to employing onboard security guards, could increase in such circumstances. Furthermore, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition, cash flows and results of operations.

Table of  Contents
We could face monetary fines or penalties under European Union, United States or other economic sanctions which could adversely affect our reputation, our financial results and the market for our common shares.

Our business could be adversely impacted if we are found to have violated economic sanctions, prohibitions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the E.U. and its member countries or another applicable jurisdiction against countries or territories such as Iran, Syria, Venezuela, North Korea, Cuba and Crimea. U.S. economic sanctions, for example, prohibit a wide scope of conduct, target numerous countries and individuals, are frequently updated or changed and have vague application in many situations.

Many economic sanctions can relate to our business, including prohibitions on doing business with certain countries or governments, as well as prohibitions on dealings of any kind with entities and individuals that appear on sanctioned party lists issued by the United States, the E.U., and other jurisdictions (and, in some cases, entities owned or controlled by such listed entities and individuals). It is possible that charterers arrange for our vessels to call on ports located in countries subject to sanctions imposed by the United States, the E.U. or other applicable jurisdictions. Despite, for example, relevant provisions in charter agreements forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations and those violations could in turn negatively affect our reputation and/or lead to monetary fines or other penalties. Further, certain of our charterers or other parties that we have entered into contracts with regarding our vessels may become affiliated with persons or entities that are the subject of sanctions imposed by the United States, the E.U. or other applicable jurisdictions. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of sanctions, our results of operations may be adversely affected, we may suffer reputational harm, and/or we may be subject to monetary fines or other penalties. In addition, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our operations or reputation.

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

Table of  Contents
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

The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Each of our existing vessels is ISM Code-certified. However, if we are found not to be in compliance with ISM Code requirements, we may have to incur material direct and indirect costs to resume compliance and our insurance coverage could be adversely impacted as a result of non-compliance. Our vessels may also be delayed or denied port access if they are found to be in non-compliance, which could result in charter claims and increased inspection and operational costs even after resuming compliance. Any failure to comply with the ISM Code could negatively affect our business, financial condition, cash flows and results of operations.

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

The international shipping industry is an inherently risky business involving global operations. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters. Epidemics and other public health incidents may also lead to crew member illness, which can disrupt the operations of our vessels, or to public health measures, which may prevent our vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas. In addition, our results of operations could be adversely affected to the extent that any of such epidemics and public health incidents such as the coronavirus in China in 2020 harms the global economy and the Chinese economy in particular.

Table of  Contents
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

Table of  Contents
If sulfur emissions regulations are relaxed in the future, if their implementation or enforcement is delayed in the future, or if the cost differential between low sulfur fuel and high sulfur fuel is lower than anticipated, we may not realize the economic benefits or recover the cost of the Scrubber Retrofitting Program.

As of January 1, 2020, pursuant to IMO regulations there is a cap on sulfur content in vessel air emissions globally, with the exhaust gas from burning bunker fuel being limited to 0.5% m/m sulfur content, instead of 3.5% m/m sulfur which was previously permitted. From January 1, 2020, vessels are required to remove sulfur from emissions through installing scrubbers or burning more expensive marine fuel with lower sulfur content. We decided to install scrubbers on the majority of our vessels in order to comply with this regulation (the “Scrubber Retrofitting Program”). We expect to have 109 certified and operational scrubbers by the end of March 2020 and 114 by April 2020, which we expect to cost an aggregate of approximately $209.0 million.  As of February 29, 2020, the remaining payments were $23.8 million in relation to the Scrubber Retrofitting Program and the available scrubber-related financing under all of our debt and lease agreements was $33.4 million.  Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Additionally, there is no guarantee that our investment in the Scrubber Retrofitting Program will be successful. We expect that our scrubber-equipped vessels will be able to continue using the lower-priced standard 3.5% sulfur marine bunker fuel, making them more desirable to charterers because of their lower total fuel costs compared to vessels not equipped with scrubbers, which will be forced to burn low-sulfur fuel (which we expect will be much more expensive). Yet, if sulfur emissions regulations are relaxed in the future, if their implementation or enforcement is delayed in the future, or if the cost differential between low sulfur fuel and high sulfur fuel is lower than anticipated, we may not realize the economic benefits or recover the cost of the Scrubber Retrofitting Program. As a result, we may experience a material, adverse effect on our financial condition and results of operations due to any of the foregoing changes.

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

We maintain and expect to maintain hull and machinery insurance, protection insurance and indemnity insurance for all of our vessels, which includes environmental damage and pollution insurance coverage and war risk insurance for our fleet. We do not maintain nor expect to maintain, for our vessels, insurance against loss of hire, which covers business interruptions that result from the loss of use of a vessel. Therefore, if the availability of a vessel for hire is interrupted, the loss of earnings due to such interruption could negatively affect our business. Even if our insurance is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss.

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

Table of  Contents
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

Our vessels may call in ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or restrictions which could have an adverse effect on our reputation, business, financial condition, results of operations and cash flows.

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

Table of  Contents
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

We generate all of our revenues in U.S. dollars, and the majority of our expenses are denominated in U.S. dollars. However, a portion of our ship operating and administrative expenses are denominated in currencies other than U.S. dollars. In addition, a substantial portion of our recently committed capital expenditure for vessel upgrades (the Scrubber Retrofitting Program) is denominated in Euro. For the years ended December 31, 2018 and 2019, we incurred approximately 6% and 3%, respectively, of our operating expenses and 52% and 59%, respectively, of our general and administrative expenses in currencies other than U.S. dollars. This difference could lead to fluctuations in net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing our earnings. Declines in the value of the dollar could lead to higher expenses payable by us. In order to mitigate our exposure to the foreign currency risk arising from our commitment for vessel upgrades denominated in Euro, in 2018 and 2019 we converted a substantial amount of our cash into Euro. We have and we may in the future enter into derivatives or non-derivative instruments from time to time in the future in order to minimize this risk. Any future use of financial derivatives or non- derivative instruments would involve certain risks, including the risk that losses on a hedged position could exceed the notional amount invested in the instrument and the risk that the counterparty to the derivative or non-derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Risks Related to Our Company

We cannot assure you that we will be successful in finding employment for all of our vessels.

As of February 29, 2020, our existing fleet of 116 vessels had an aggregate capacity of approximately 12.9 million dwt. We intend to employ our vessels primarily in the spot market, under short term time charters or voyage charters. We cannot assure you that we will be successful in finding employment for our vessels in the volatile spot market immediately upon their redeliveries to us from previous charterers or whether any such employment will be at profitable rates. If demand for our vessels is not at desirable levels, we may not be able to generate enough revenues to operate profitably or to generate positive cash flows. In such a case, we may need to undertake restructuring activities or deleveraging measures in the future, which could have a material adverse effect on our business and results of operations and have a material and adverse effect on holders of our common shares.

We are highly leveraged, which could significantly limit our ability to execute our business strategy and has increased the risk of default under our debt obligations.

As of February 29, 2020, we had $1,597.9 million of outstanding indebtedness under our outstanding credit facilities and debt securities, including our capital lease obligations and the 2022 Senior Notes.

Table of  Contents
Our outstanding debt agreements impose operating and financial restrictions on us. These restrictions limit our ability, or the ability of our subsidiaries party thereto, to among other things:

●	pay dividends if there is an event of default under our credit facilities;

●	incur additional indebtedness, including the issuance of guarantees, or refinance or prepay any indebtedness, unless certain conditions exist;

●	create liens on our assets, unless otherwise permitted under our credit facilities;

●	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;

●	acquire new or sell vessels, unless certain conditions exist;

●	merge or consolidate with, or transfer all, or substantially all, our assets to another person; or

●	enter into a new line of business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from our interests and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends on our common shares, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

In addition, our debt agreements require us or our subsidiaries to maintain various financial ratios, including:

●	a minimum percentage of aggregate vessel value to secured loans (security cover ratio or “SCR”);

●	a maximum ratio of total liabilities to market value adjusted total assets;

●	a minimum EBITDA to interest coverage ratio;

●	a minimum liquidity; and

●	a minimum market value adjusted net worth.

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

Table of  Contents
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

We have entered into, and may enter into in the future, various contracts, including charterparties and contracts of affreightment with our customers, newbuilding contracts with shipyards, credit facilities with our lenders and operating leases as charterers. These agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. In addition, when new vessels are being constructed for us, in the event any shipyards do not perform under their contracts, and we are unable to enforce certain refund guarantees with third-party lenders for any reason, we may lose all or part of our investment, and we may not be able to operate the vessels we ordered in accordance with our business plan. Should our counterparties fail to honor their obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Table of  Contents
We have recently established a new dividend policy but we may be unable to pay dividends in the future.

Under the terms of a number of our outstanding financing arrangements, we are subject to various restrictions on our ability to pay dividends. Our financing arrangements prevent us from paying dividends if an event of default exists under our credit facilities or if certain financial ratios are not met. See “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Senior Secured Credit Facilities” and Note 9, “Long Term Debt” to our audited consolidated financial statements, for more information regarding these restrictions contained in our financing arrangements. In general, when dividends are paid, they are distributed from our operating surplus, in amounts that allow us to retain a portion of our cash flows to fund vessel or fleet acquisitions and for debt repayment and other corporate purposes, as determined by our management and board of directors.

In addition, the declaration and payment of dividends will be subject at all times to the discretion of our board of directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, if any, the provisions of Marshall Islands law affecting the payment of dividends and other factors. The laws of the Republic of Marshall Islands generally prohibit the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at all.

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

As we expand our fleet, we will need to expand our operations and financial systems and hire new shoreside staff and seafarers to staff our vessels; if we cannot expand these systems or recruit suitable employees, our performance may be adversely affected.

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

Table of  Contents
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

Table of  Contents
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

Historically, we have grown through acquisitions and we have built a number of newbuilding vessels. In addition, one of our strategies is to continue to grow by expanding our operations and adding to our fleet. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to:

●	identify suitable dry bulk carriers, including newbuilding slots at shipyards and/or shipping companies for acquisitions at attractive prices;

●	obtain required financing for our existing and new operations;

●	identify businesses engaged in managing, operating or owning dry bulk carriers for acquisitions or joint ventures;

●	integrate any acquired dry bulk carriers or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire;

●	hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet;

●	identify additional new markets;

●	enhance our customer base; and

●	improve our operating, financial and accounting systems and controls.

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

Table of  Contents
We are exposed to contingencies through a 50% interest in Heron.

As part of the acquisition of Oceanbulk Shipping LLC in 2014, we acquired a convertible loan to Heron Ventures LLC (“Heron”), which has been converted into 50% of the equity of Heron. Heron is a 50-50 joint venture between Oceanbulk Shipping and ABY Florianna Limited. During 2015, all vessels previously owned by Heron either were sold to third parties or distributed to Heron’s equity holders. As part of these distributions, we acquired two vessels. While Oceanbulk Shipping and ABY Florianna Limited intend that Heron eventually will be dissolved shortly after local authorities in Malta permit, until that occurs, contingencies to us may arise. However, the pre-transaction investors in Heron will effectively remain as ultimate beneficial owners of Heron, until Heron is dissolved on the basis that any cash received from the final liquidation of Heron will be transferred to the sellers of the corresponding transaction.

We are and will be exposed to volatility in the LIBOR and intend to selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

The loans under our credit facilities are generally advanced at a floating rate based on LIBOR, which was volatile prior to 2008 and can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. LIBOR has been at relatively low levels but has demonstrated an increasing trend during recent periods. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

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

In addition, in July 2017, the U.K. Financial Conduct Authority announced that it intends to stop collecting LIBOR rates from banks after 2021. The announcement indicates that LIBOR will not continue to exist on the current basis. It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. The Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions convened by the Federal Reserve, has recommended the Secured Overnight Financing Rate (“SOFR”) as a more robust reference rate alternative to U.S. dollar LIBOR. SOFR is calculated based on overnight transactions under repurchase agreements, backed by Treasury securities. SOFR is observed and backward looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Given that SOFR is a secured rate backed by government securities, it will be a rate that does not take into account bank credit risk (as is the case with LIBOR). SOFR is therefore likely to be lower than LIBOR and is less likely to correlate with the funding costs of financial institutions. Whether or not SOFR attains market traction as a LIBOR replacement tool remains in question. We are unable to predict the effect of any changes to LIBOR, the establishment and success of any alternative reference rates, or any other reforms to LIBOR or any replacement of LIBOR that may be enacted in the United Kingdom or elsewhere. Such changes, reforms or replacements relating to LIBOR could have an adverse impact on the market for or value of any LIBOR-linked securities, loans, derivatives or other financial instruments or extensions of credit held by or due to us. As such, LIBOR-related changes could affect our overall results of operations and financial condition.

Table of  Contents
We have made and in the future may make acquisitions and significant strategic investments and acquisitions, which may involve a number of risks. If we are unable to address these risks successfully, such acquisitions and investments could have a materially adverse impact on our business, financial condition and results of operations.

We have undertaken a number of acquisitions and investments in the past, including the Scrubber Retrofitting Program, and may do so from time to time in the future. The risks involved with these acquisitions and investments include:

●	the possibility that we may not receive a favorable return on our investment or incur losses from our investment, or the original investment may become impaired;

●	failure to satisfy or set effective strategic objectives;

●	our assumption of known or unknown liabilities or other unanticipated events or circumstances;

●	the diversion of management’s attention from normal daily operations of the business;

●	difficulties in integrating the operations, technologies, products and personnel of the acquired company or its assets;

●	difficulties in supporting acquired operations;

●	difficulties or delays in the transfer of vessels, equipment or personnel;

●	failure to retain key personnel;

●	unexpected capital equipment outlays and related expenses;

●	insufficient revenues to offset increased expenses associated with acquisitions;

●	under-performance problems with acquired assets or operations;

●	issuance of common shares that could dilute our current shareholders;

●	recording of goodwill and non-amortizable intangible assets that will be subject to periodic impairment testing and potential impairment charges against our future earnings;

●	the opportunity cost associated with committing capital in such investments;

●	undisclosed defects, damage, maintenance requirements or similar matters relating to acquired vessels; and

●	becoming subject to litigation.

We may not be able to address these risks successfully without substantial expense, delay or other operational or financial problems. Any delays or other such operations or financial problems could adversely impact our business, financial condition and results of operations.

Table of  Contents
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

Table of  Contents
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

We believe that we qualify for the exemption from U.S. federal income taxation under Section 883 of the Code for our 2019 taxable year. Accordingly, we do not believe that we will be subject to the 4% U.S. federal income tax on our United States source gross shipping income for our 2019 taxable year. Due to the factual nature of this inquiry, no assurance can be given of our ability to claim this exemption from U.S. federal income tax for future taxable years.

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

Table of  Contents
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

As of February 29, 2020, Oaktree and its affiliates beneficially own 35,129,436 common shares, which would represent approximately 36.6% of our outstanding common shares. However, pursuant to the Oaktree Shareholders Agreement, Oaktree and certain affiliates thereof have agreed to voting restrictions, ownership limitations and standstill restrictions. For instance, Oaktree and its affiliates will be entitled to nominate a maximum of four out of ten members of our board of directors, subject to certain additional limitations. In addition, Oaktree and its affiliates will be required to vote their voting securities in excess of 33% of the outstanding voting securities (subject to adjustment as set forth in the Oaktree Shareholders Agreement) proportionately with the votes cast by the other shareholders, subject to certain exceptions, which include (i) voting against a change of control transaction with an unaffiliated buyer and (ii) voting in favor of a change of control transaction with an unaffiliated buyer (but only if such transaction is approved by a majority of disinterested directors). In addition, Oaktree and affiliates thereof will be subject to certain standstill restrictions, and may not receive a control premium for their common shares as part of a change of control transaction. Despite the foregoing limitations, Oaktree and its affiliates are able to exert considerable influence over us. Oaktree and its affiliates may be able to prevent or delay a change of control of us and could preclude any unsolicited acquisition of us. The concentration of ownership and voting power in Oaktree may make some transactions more difficult or impossible without the support of Oaktree, even if such events are in the best interests of our other shareholders. The concentration of voting power in Oaktree may have an adverse effect on the price of our common shares. As a result of such influence, we may take actions that our other shareholders do not view as beneficial, which may adversely affect our results of operations and financial condition and cause the value of your investment to decline.

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

Table of  Contents
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

Our executive officers participate in business activities not associated with us, including serving as members of the management teams of Oceanbulk Maritime and PST Tankers LLC, and are not required to work full-time on our affairs. Initially, we expect that each of our executive officers will devote a substantial portion of his/her business time to the management of our Company. Our executive officers may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of other companies with which they may be affiliated, including those companies listed above. This structure may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Table of  Contents
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

We are a foreign private issuer, and, as such, we may follow the laws of the Republic of the Marshall Islands, our home country, with respect to the foregoing requirements. For example, our board of directors is not required by the laws of the Republic of the Marshall Islands to have a majority of independent directors, so, while our board of directors includes nine members that would likely be deemed independent for purposes of the Nasdaq rules, we are not required to comply with the Nasdaq rule that requires us to have a majority of independent directors, and we may in the future have less than a majority of directors who would be deemed independent for purposes of the Nasdaq rules. Consequently, for so long as we remain a foreign private issuer, the approach of our board of directors may be different from that of a board of directors required to have a majority of independent directors, and as a result, our management oversight may be more limited than if we were required to comply with the Nasdaq rules applicable to U.S. domestic listed companies.

As a “foreign private issuer,” we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic companies whose securities are registered under the Exchange Act.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly the next determination will be made with respect to us on June 30, 2020. We will lose our foreign private issuer status if more than 50% of our outstanding voting securities are directly or indirectly held of record by residents of the U.S., and:

●	more than a majority of our executive officers and directors are U.S. citizens or residents;

●	more than 50% of our assets are located in the U.S.; or

●	our business is administered principally in the U.S.

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

Table of  Contents
Risks Related to Our Corporate Structure and Our Common Shares

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

We are a holding company, and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations and to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. We do not intend to obtain funds from other sources to pay dividends. Furthermore, certain of our outstanding financing arrangements restrict the ability of some of our subsidiaries to pay us dividends under certain circumstances, such as if an event of default exists. To the extent we do not receive dividends from our subsidiaries, our ability to pay dividends will be restricted.

Because we are organized under the laws of the Marshall Islands and because substantially all of our assets are located outside of the United States, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are or will be non-residents of the United States and all or a substantial portion of the assets of these non-residents are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against our directors and officers in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors or officers.

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

Table of  Contents
The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We are incorporated under the laws of the Republic of the Marshall Islands and certain of our subsidiaries are also incorporated under the laws of the Republic of the Marshall Islands, Liberia, Cyprus, Malta, Singapore and Germany, and we conduct operations in countries around the world. The Marshall Islands has passed an act implementing the U.N. Commission on Internal Trade Law (UNCITRAL) Model Law on Cross-Border Insolvency, or the Model Law. The adoption of the Model Law is intended to implement effective mechanisms for dealing with issues related to cross-border insolvency proceedings and encourages cooperation and coordination between jurisdictions. Notably, the Model Law does not alter the substantive insolvency laws of any jurisdiction and does not create a bankruptcy code in the Marshall Islands. Instead, the Act allows for the recognition by the Marshall Islands of foreign insolvency proceedings, the provision of foreign creditors with access to courts in the Marshall Islands, and the cooperation with foreign courts. Consequently, in the event of any bankruptcy, insolvency or similar proceedings involving us or one of our subsidiaries, bankruptcy laws other than those of the United States could apply. We have limited operations in the United States. If we become a debtor under the United States bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States or that a United States bankruptcy court would be entitled to, or accept, jurisdiction over such bankruptcy case or that courts in other countries that have jurisdiction over us and our operations would recognize a United States bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

The price of our common shares may be highly volatile.

The price of our common shares may fluctuate due to factors such as:

●	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

●	mergers and strategic alliances in the dry bulk shipping industry;

●	market conditions in the dry bulk shipping industry;

●	changes in market valuations of companies in our industry;

●	changes in government regulation;

●	the failure of securities analysts to publish research about us, or shortfalls in our operating results from levels forecast by securities analysts;

●	announcements concerning us or our competitors; and

●	the general state of the securities markets.

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

Table of  Contents
Future sales of our common shares could cause the market price of our common shares to decline.

Our Articles of Incorporation authorize us to issue 300,000,000 common shares, of which 96,073,197 shares had been issued and 96,066,226 (excluding 6,971 treasury shares) were outstanding as of December 31, 2019. Sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional common shares in the future. Our shareholders may incur dilution from any future equity offering and upon the issuance of additional common shares upon the exercise of options we have granted to certain of our executive officers or upon the issuance of additional common shares pursuant to our equity incentive plans.

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

On October 7, 2019, we filed a registration statement on Form F-3 (File No. 333-234125), which became effective on October 16, 2019. This registration statement covers the resale of up to 1,537,110 of our common shares by Delphin Holdings, LLC. On July 23, 2019, we filed a registration statement on Form F-3 (File No. 333-232765), which became effective on August 21, 2019. This registration statement covers the resale of up to 2,966,260 of our common shares by Delphin Holdings, LLC.

On April 2, 2019, we filed a registration statement on Form F-3 (File No. 333-230687), which became effective on April 11, 2019. This registration statement covers the resale of up to 48,089,118 of our common shares by Oaktree, affiliates of Mr. Petros Pappas, affiliates of York, affiliates of Augustea and OCC (each as defined below under “Item 4. Information on the Company”). Additionally, we are a party to the Registration Rights Agreement, as amended, with Oaktree, affiliates of Mr. Petros Pappas, York and Augustea, see “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions.” The acquisition agreement with E.R. (as defined below under “Item 4. Information on the Company”) also provides E.R. with certain registration rights. The Registration Rights Agreement and the acquisition agreement with E.R. provide certain demand registration rights and shelf registration rights to Oaktree, affiliates of Mr. Petros Pappas, York, Augustea and E.R. in respect of common shares held by them, subject to certain conditions. In the event that we register additional common shares for sale to the public, we will be required to give notice to Oaktree, affiliates of Mr. Petros Pappas, York, Augustea and E.R. of our intention to effect such registration and, subject to certain limitations, we will be required to include common shares held by those holders in such registration. The resale of these common shares in addition to the offer and sale of the other securities included in such registration statements may have an adverse effect on the market price of our common shares. If Oaktree, affiliates of Mr. Petros Pappas, York, Augustea or E.R. were to sell large blocks of our common shares or the perception that such sales could occur, the market price of our common shares could drop significantly, it could become difficult for us to raise funds through future offerings of our common shares or acquire other businesses using our common shares as consideration.

Table of  Contents
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

Several provisions of our Articles of Incorporation and our Bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include:

●	authorizing our board of directors to issue “blank check” preferred stock without shareholder approval;

●	providing for a classified board of directors with staggered, three-year terms;

●	establishing certain advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings;

●	prohibiting cumulative voting in the election of directors;

●	limiting the persons who may call special meetings of shareholders;

●	authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of our outstanding common shares entitled to vote for the directors; and

●	establishing supermajority voting provisions with respect to amendments to certain provisions of our Articles of Incorporation and our Bylaws.

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

Table of  Contents
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

On July 6, 2018, we completed the acquisition of 15 operating vessels with an aggregate capacity of 1.48 million dwt (the “Songa Vessels”) from Songa Bulk ASA (“Songa”) for an aggregate consideration of 13,725,000 of our common shares and approximately $145.0 million in cash (the “Songa Vessel Acquisition”). Following, and in connection with, this transaction, our common shares commenced trading on the Oslo Stock Exchange under the ticker “SBLK”. Companies controlled by Messrs. Arne Blystad, Magnus Roth and Herman Billung, represent approximately 29% of the outstanding shares of Songa. Upon completion of the Songa Vessel Acquisition, Mr. Arne Blystad was appointed to our board of directors as class C Director and Mr. Herman Billung joined our management team as Senior Vice President.

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

In connection with the OCC Vessel Acquisition and the Augustea Vessel Acquisition, we amended the Registration Rights Agreement to add OCC, Augustea and York as parties. See “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions-Registration Rights Agreement.”

On August 27, 2018, we entered into a definitive purchase agreement for the acquisition of three operating dry bulk vessels (the “Step 1 Vessels”) within 2018 ( the “Step 1 Acquisition”), and options to acquire additional four operating dry bulk vessels (the “Step 2 Vessels”) and, together with the Step 1 Vessels, the (“E.R Vessels”) in 2019 (the “Step 2 Acquisition”) from entities affiliated with E.R. Capital Holding GmbH & Cie. KG (“E.R.”). Pursuant to a three party novation agreement with charterers and E.R., the charterparties existing at the time of the deliveries of each of the E.R. Vessels were novated to Star Bulk. The Step 1 Vessels consisted of two Capesize and one Supramax vessel and the Step 2 Vessels consisted of four Capesize vessels. The first Step 1 Vessel, Star Bright was delivered in October 2018 and the remaining two of the Step 1 Vessels, Star Marianne and Star Janni were delivered to us in January 2019.

Table of  Contents
The Step 1 Vessels were acquired for an aggregate of approximately 1.34 million common shares of Star Bulk (the “Step 1 Consideration Shares”) and $41.70 million in cash subject to adjustments for our cash, debt and remaining capital expenditures as of one business day prior to the delivery date of each of the Step 1 Vessels. In relation to the Step 2 Vessels, E.R. granted us a separate call option to acquire each of the four Step 2 Vessels for an aggregate exercise price of $115.39 million or $28.85 million per Step 2 Vessel (the “Call Options”), exercisable on April 1, 2019. Concurrently, we granted E.R. a separate put option to acquire each of the four Step 2 Vessels with an aggregate exercise price of $105.39 million or $26.35 million per Step 2 Vessel (the “Put Options”) exercisable by E.R. from April 2, 2019 to April 4, 2019 (inclusive), if we did not exercise the Call Options. The aggregate exercise price of the Call and Put Options is payable at our option in either, 2/3 cash and 1/3 common shares (the “Step 2 Consideration Shares”) or 100% cash. None of the options were exercised and therefore we did not acquire the Step 2 Vessels. This transaction is collectively herein referred to as “E.R. Vessel Purchase Transaction.”

In connection with the E.R. Vessel Purchase Transaction, we granted E.R. certain demand registration rights and shelf registration rights.

We refer to the above transactions as the “2018 Transactions.” In connection with the 2018 Transactions, we entered into, amended or assumed a number of credit facilities. See “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Senior Secured Credit Facilities”.

From time to time, in response to changing market conditions, we have disposed certain of our vessels (the majority of which were older vessels) and have sold, cancelled or transferred some of our newbuilding vessels. As a result, our fleet currently includes 116 operating vessels and is well-positioned to take advantage of any recovery in the dry bulk market.

2019 Transactions

On May 27, 2019, we entered into an en bloc definitive agreement with entities controlled by Delphin Shipping, LLC (“Delphin”), an entity affiliated with Kelso & Company, pursuant to which we agreed to acquire 11 operating dry bulk vessels (the “Delphin Vessels”). The vessels were delivered to us in exchange for an aggregate of 4,503,370 of our common shares and cash consideration of $80.0 million, with the total acquisition cost being $127.5 million. The cash consideration was financed through proceeds from a new seven-year finance lease of $91.4 million with China Merchants Bank Leasing (“CMBL”). All 11 Delphin Vessels were delivered to us during the third quarter of 2019. The cost of the shares issued in connection with the acquisition of Delphin Vessels was determined by reference to our closing share market prices on each delivery date of the Delphin Vessels.

In addition we have obtained exhaust gas cleaning systems (the “Delphin Scrubbers”) for all of the Delphin Vessels which will be financed through an additional amount of $15.0 million, in aggregate, under the finance lease with CMBL mentioned above.

We refer to the above transactions as the “2019 Transactions.”

B.	Business Overview

General

We are an international shipping company with extensive operational experience that owns and operates a fleet of dry bulk carrier vessels. We have a fleet of 116 vessels consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with a carrying capacity between 52,425 dwt and 209,537 dwt. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes. Our highly experienced executive management team, with an extensive shipping industry experience, is led by Mr. Petros Pappas, who has more than 40 years of shipping industry experience and has managed hundreds of vessel acquisitions and dispositions.

Table of  Contents
As of February 29, 2020, our operating fleet of 116 vessels had an aggregate capacity of approximately 12.9 million dwt.

Scrubber Retrofitting Program

As of January 1, 2020, pursuant to IMO regulations there is a cap on sulfur content in vessel air emissions globally, with the exhaust gas from burning bunker fuel being limited to 0.5% m/m sulfur content, instead of 3.5% m/m sulfur which was previously permitted. From January 1, 2020 vessels are required to remove sulfur from emissions through installing scrubbers or burning more expensive marine fuel with lower sulfur content. Our scrubber-equipped vessels will be able to continue using the lower-priced standard 3.5% sulfur marine bunker fuel, making them more desirable to charterers because of their lower total fuel costs compared to vessels not equipped with scrubbers, which will be forced to burn low-sulfur fuel (which we expect will be much more expensive). As such, we have decided to install scrubbers on the majority of our vessels in order to comply with this regulation (the “Scrubber Retrofitting Program”). We expect the Scrubber Retrofitting Program will be completed in 2020 and we expect to have 109 certified and operational scrubbers by the end of March 2020 and 114 by April 2020. The Scrubber Retrofitting Program is expected to cost an aggregate of $209.0 million.  As of February 29, 2020, the remaining payments were $23.8 million in relation to the Scrubber Retrofitting Program and the available scrubber-related financing under all of our debt and lease agreements was $33.4 million.

We have decided to install scrubbers on 114 out of our 116 operating vessels, which we are financing, in part, with the proceeds of new indebtedness.  We believe installation of scrubbers will increase our competitive advantage commercially making our fleet more attractive to charterers and cargo owners.

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

Each of our newly delivered vessels is equipped with a vessel remote monitoring system that provides data to monitor fuel and lubricant consumption and efficiency on a real-time basis. While these monitoring systems are generally available in the shipping industry, we believe that they can be cost-effectively employed only by large-scale shipping operators, such as us.

In addition, as discussed above, pursuant to our Scrubber Retrofitting Program, the majority of our fleet had been fitted with emissions scrubbers by January 2020 when the IMO sulfur cap regulations came into force. In addition, we expect to complete the installation of scrubber systems in April 2020. We believe that the new maritime regulations will have a strong impact on the maritime industry and will distinguish us from other dry bulk owners that will have conventional dry bulk vessels that will not be able to consume less expensive bunker fuel with higher sulfur content.

Our large size vessels, primarily transports minerals from the Americas and Australia to East Asia, particularly China, but also Japan, South Korea, Taiwan, Indonesia and Malaysia. Our lower size vessels carry minerals, grain products and steel between the Americas, Europe, Africa, Australia and Indonesia and from these areas to China, Japan, South Korea, Taiwan, the Philippines and Malaysia.

Table of  Contents
The following tables summarize key information about our operating fleet, as of February 29, 2020:

Operating Fleet

	Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
1	Sea Diamond Shipping LLC	Goliath	209,537	July 15, 2015	2015
2	Pearl Shiptrade LLC	Gargantua	209,529	April 2, 2015	2015
3	Star Ennea LLC	Star Poseidon	209,475	February 26, 2016	2016
4	Coral Cape Shipping LLC	Maharaj	209,472	July 15, 2015	2015
5	Star Castle II LLC	Star Leo (1)	207,939	May 14, 2018	2018
6	ABY Eleven Ltd	Star Laetitia	207,896	August 3, 2018	2017
7	Domus Shipping LLC	Star Ariadne	207,812	March 28, 2017	2017
8	Star Breezer LLC	Star Virgo	207,810	March 1, 2017	2017
9	Star Seeker LLC	Star Libra (1)	207,765	June 6, 2016	2016
10	ABY Nine Ltd	Star Sienna	207,721	August 3, 2018	2017
11	Clearwater Shipping LLC	Star Marisa	207,709	March 11 2016	2016
12	ABY Ten Ltd	Star Karlie	207,566	August 3, 2018	2016
13	Star Castle I LLC	Star Eleni (1)	207,555	January 3, 2018	2018
14	Festive Shipping LLC	Star Magnanimus	207,490	March 26, 2018	2018
15	New Era II Shipping LLC	Debbie H	206,861	May 28, 2019	2019
16	New Era III Shipping LLC	Star Ayesha	206,852	July 15, 2019	2019

(1)	Subject to a bareboat charter with purchase obligation at the expiration of the bareboat charter term.

Table of  Contents
	Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
17	New Era I Shipping LLC	Katie K	206,839	April 16, 2019	2019
18	Cape Ocean Maritime LLC	Leviathan	182,511	September 19, 2014	2014
19	Cape Horizon Shipping LLC	Peloreus	182,496	July 22, 2014	2014
20	Star Nor I LLC	Star Claudine (1)	181,258	July 6, 2018	2011
21	Star Nor II LLC	Star Ophelia (1)	180,716	July 6, 2018	2010
22	Christine Shipco LLC	Star Martha	180,274	October 31, 2014	2010
23	Sandra Shipco LLC	Star Pauline	180,233	December 29, 2014	2008
24	Pacific Cape Shipping LLC	Pantagruel	180,181	July 11, 2014	2004
25	Star Borealis LLC	Star Borealis	179,678	September 9, 2011	2011
26	Star Polaris LLC	Star Polaris	179,546	November 14, 2011	2011
27	Star Nor III LLC	Star Lyra (1)	179,147	July 6, 2018	2009
28	Star Regg II LLC	Star Janni	178,978	January 7, 2019	2010
29	Star Regg I LLC	Star Marianne	178,906	January 14, 2019	2010
30	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
31	Sky Cape Shipping LLC	Big Fish	177,662	July 11, 2014	2004
32	Global Cape Shipping LLC	Kymopolia	176,990	July 11, 2014	2006
33	Star Trident XXV Ltd.	Star Triumph	176,343	December 8, 2017	2004
34	ABY Fourteen Ltd	Star Scarlett	175,800	August 3, 2018	2014
35	ABY Fifteen Ltd	Star Audrey	175,125	August 3, 2018	2011
36	Sea Cape Shipping LLC	Big Bang	174,109	July 11, 2014	2007
37	ABY I LLC	Star Paola	115,259	August 3, 2018	2011
38	ABM One Ltd	Star Eva	106,659	August 3, 2018	2012
39	Nautical Shipping LLC	Amami	98,681	July 11, 2014	2011
40	Majestic Shipping LLC	Madredeus	98,681	July 11, 2014	2011
41	Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011
42	Star Vega LLC	Star Vega	98,681	February 13, 2014	2011
43	ABY II LLC	Star Aphrodite	92,006	August 3, 2018	2011
44	Augustea Bulk Carrier Ltd	Star Piera	91,952	August 3, 2018	2010
45	Augustea Bulk Carrier Ltd	Star Despoina	91,945	August 3, 2018	2010
46	Star Nor IV LLC	Star Electra (1)	83,494	July 6, 2018	2011
47	Star Alta I LLC	Star Angelina	82,981	December 5, 2014	2006
48	Star Alta II LLC	Star Gwyneth	82,790	December 5, 2014	2006
49	Star Trident I LLC	Star Kamila	82,769	September 3, 2014	2005
50	Star Nor VI LLC	Star Luna (1)	82,687	July 6, 2018	2008
51	Star Nor V LLC	Star Bianca (1)	82,672	July 6, 2018	2008
52	Grain Shipping LLC	Pendulum	82,619	July 11, 2014	2006
53	Star Trident XIX LLC	Star Maria	82,598	November 5, 2014	2007
54	Star Trident XII LLC	Star Markella	82,594	September 29, 2014	2007
55	Star Trident IX LLC	Star Danai	82,574	October 21, 2014	2006
56	ABY Seven Ltd	Star Jeanette	82,567	August 3, 2018	2014
57	Star Trident XI LLC	Star Georgia	82,298	October 14, 2014	2006
58	Star Trident VIII LLC	Star Sophia	82,269	October 31, 2014	2007
59	Star Trident XVI LLC	Star Mariella	82,266	September 19, 2014	2006
60	Star Trident XIV LLC	Star Moira	82,257	November 19, 2014	2006
61	Star Trident XVIII LLC	Star Nina	82,224	January 5, 2015	2006
62	Star Trident X LLC	Star Renee	82,221	December 18, 2014	2006
63	Star Trident II LLC	Star Nasia	82,220	August 29, 2014	2006
64	Star Trident XIII LLC	Star Laura	82,209	December 8, 2014	2006
65	Star Trident XV LLC	Star Jennifer	82,209	April 15, 2015	2006
66	Star Nor VIII LLC	Star Mona (1)	82,188	July 6, 2018	2012
67	Star Trident XVII LLC	Star Helena	82,187	December 29, 2014	2006
68	Star Nor VII LLC	Star Astrid (1)	82,158	July 6, 2018	2012
69	Waterfront Two Ltd	Star Alessia	81,944	August 3, 2018	2017
70	Star Nor IX LLC	Star Calypso (1)	81,918	July 6, 2018	2014
71	Star Gaia LLC	Star Charis	81,711	March 22, 2017	2013
72	Star Elpis LLC	Star Suzanna	81,711	May 15, 2017	2013
73	Mineral Shipping LLC	Mercurial Virgo	81,545	July 11, 2014	2013
74	Star Nor X LLC	Stardust (1)	81,502	July 6, 2018	2011

(1)	Subject to a bareboat charter with purchase obligation at the expiration of the bareboat charter term.

Table of  Contents
	Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
75	Star Nor XI LLC	Star Sky (1)	81,466	July 6, 2018	2010
76	ABY III LLC	Star Lydia	81,187	August 3, 2018	2013
77	ABY IV LLC	Star Nicole	81,120	August 3, 2018	2013
78	ABY Three Ltd	Star Virginia	81,061	August 3, 2018	2015
79	Star Nor XII LLC	Star Genesis (1)	80,705	July 6, 2018	2010
80	Star Nor XIII LLC	Star Flame (1)	80,448	July 6, 2018	2011
81	Star Trident III LLC	Star Iris	76,466	September 8, 2014	2004
82	Star Trident XX LLC	Star Emily	76,417	September 16, 2014	2004
83	Orion Maritime LLC	Idee Fixe (1)	63,458	March 25, 2015	2015
84	Primavera Shipping LLC	Roberta (1)	63,426	March 31, 2015	2015
85	Success Maritime LLC	Laura (1)	63,399	April 7, 2015	2015
86	Ultra Shipping LLC	Kaley (1)	63,283	June 26, 2015	2015
87	Blooming Navigation LLC	Kennadi	63,262	January 8, 2016	2016
88	Jasmine Shipping LLC	Mackenzie	63,226	March 2, 2016	2016
89	STAR LIDA I SHIPPING LLC	Apus (1)	63,123	July 16, 2019	2014
90	Star Nor XV LLC	Star Wave (1)	61,491	July 6, 2018	2017
91	Star Challenger I LLC	Star Challenger(1)	61,462	December 12, 2013	2012
92	Star Challenger II LLC	Star Fighter (1)	61,455	December 30, 2013	2013
93	Star Axe II LLC	Star Lutas	61,347	January 6, 2016	2016
94	Aurelia Shipping LLC	Honey Badger	61,320	February 27, 2015	2015
95	Rainbow Maritime LLC	Wolverine	61,292	February 27, 2015	2015
96	Star Axe I LLC	Star Antares	61,258	October 9, 2015	2015
97	ABY Five Ltd	Star Monica	60,935	August 3, 2018	2015
98	Star Asia I LLC	Star Aquarius	60,916	July 22, 2015	2015
99	Star Asia II LLC	Star Pisces (1)	60,916	August 7, 2015	2015
100	Star Nor XIV LLC	Star Glory (1)	58,680	July 6, 2018	2012
101	STAR LIDA XI SHIPPING LLC	Pyxis (1)	56,615	August 19, 2019	2013
102	STAR LIDA VIII SHIPPING LLC	Hydrus (1)	56,604	August 8, 2019	2013
103	STAR LIDA IX SHIPPING LLC	Leo (1)	56,582	July 15, 2019	2013
104	Star Trident VII LLC	Diva	56,582	July 24, 2017	2011
105	STAR LIDA VI SHIPPING LLC	D.Centaurus (1)	56,559	September 18, 2019	2012
106	STAR LIDA VII SHIPPING LLC	Hercules (1)	56,545	July 16, 2019	2012
107	STAR LIDA X SHIPPING LLC	Pegasus (1)	56,540	July 15, 2019	2013
108	STAR LIDA III SHIPPING LLC	Cepheus (1)	56,539	July 16, 2019	2012
109	STAR LIDA IV SHIPPING LLC	Columba (1)	56,530	July 23, 2019	2012
110	STAR LIDA V SHIPPING LLC	Dorado (1)	56,507	July 16, 2019	2013
111	STAR LIDA II SHIPPING LLC	Aquila (1)	56,506	July 15, 2019	2012
112	Star Regg III LLC	Star Bright	55,783	October 10, 2018	2010
113	Glory Supra Shipping LLC	Strange Attractor	55,742	July 11, 2014	2006
114	Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
115	Star Zeta LLC	Star Zeta	52,994	January 2, 2008	2003
116	Star Theta LLC	Star Theta	52,425	December 6, 2007	2003
		Total dwt	12,859,300

(1)	Subject to a bareboat charter with purchase obligation at the expiration of the bareboat charter term.

Table of  Contents
Our Competitive Strengths

We believe that we possess a number of competitive strengths in our industry, including:

We manage a high quality modern fleet

We own a modern, diverse, high quality fleet of dry bulk carrier vessels. As of February 29, 2020, our fleet consists of 116 vessels in the water, with an aggregate carrying capacity of 12.9 million dwt and an average age of 8.4 years. In addition, we expect to complete the installation of scrubber systems in April 2020.

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

Focus on scrubber-fitted fuel efficient vessels and new technology to improve vessel operations

In response to the new sulfur emissions standards that came into effect on January 1, 2020, we will finish equipping the vast majority of our fleet with exhaust gas scrubbers in the first quarter of 2020 as part of our Scrubber Retrofitting Program. Equipping our vessels with scrubbers will allow them to continue using the low-price, standard 3.5% marine bunker fuel, which gives them a competitive advantage over unequipped vessels that will be required to use more expensive low-sulfur fuels and cylinder oil lubricants. Our vessels will have lower operating costs from fuel and thus be more desirable to charterers. These lower fuel costs will also allow us to attain better time-charter rates for the chartered vessels. Further, most of our operating vessels have been equipped with sliding engine valves and alpha lubricators, which provide additional fuel efficiency and optimized lubricant consumption.

The majority of our operating fleet has been equipped with a sophisticated vessel performance monitoring system (“VPM”). The VPM system allows us to collect real-time information on the performance of important equipment, with a particular focus on vessel performance and fuel consumption.  The system is designed to enhance our operational knowledge and increase the efficiency of our trading and of our vessel maintenance. Using real-time data collected from the VPM system and in-house analysis, we can:

●	evaluate optimum operating parameters during various sea passage conditions;
●	compare actual versus required vessel performance and fuel consumption;
●	assess and evaluate vessel and equipment actual performance;
●	take proactive steps, if needed, to ensure vessel and equipment operate in a reliable and efficient manner;
●	minimize downtime and off-hires by proper planning and selecting the right timing for maintenance through the condition-based monitoring approach;
●	identify timely potential operating problems; and
●	ensure that our seafarers are well informed and taking necessary actions to reduce the likelihood of a malfunction.

Table of  Contents
Managing and operating a large and diversified fleet is challenging. Investing in systems like VPM enhances our knowledge and ability to manage a large number of vessels in an optimized manner, increasing operational efficiency and reducing maintenance costs and off-hire time.

Experienced management team with a strong track record in the shipping industry and extensive relationships with customers, lenders, shipyards and other shipping industry participants

Our company’s leadership has considerable shipping industry expertise. Our founder and Chief Executive Officer, Mr. Pappas, has an established track record in the dry bulk industry, with more than 40 years of experience and hundreds of vessel acquisitions and dispositions. Mr. Pappas has extensive experience in operating and investing in shipping, including through his family’s principal shipping operations and investment vehicle, Oceanbulk Maritime. Mr. Pappas also has extensive relationships in the shipping industry, and he has leveraged his deep relationships with shipbuilders to formulate our newbuilding program.

Through Mr. Pappas and our senior management team, we also have strong global relationships with shipping companies, charterers, shipyards, brokers and commercial shipping lenders. Further, we expect our senior management and chartering teams’ long track record in the voyage and time chartering of dry bulk ships will allow us to continue successfully chartering our vessels in all economic environments. We believe that these relationships and our strong sale and purchase track record and reputation as a creditworthy counterparty should provide us with access to attractive asset acquisitions, chartering and ship financing opportunities. Mr. Pappas has also leveraged his deep relationships with various shipyards to enable us to implement our newbuilding program with vessels of high specification.

For more information on our management team, see “Item 6. Directors, Senior Management and Employees – A. Directors and Senior Management.”

Our Business Strategies

Our primary objectives are to grow our business profitably and to continue to grow as a successful owner and operator of dry bulk vessels. The key elements of our strategy are:

Capitalize on potential increases in charter rates for dry bulk shipping

The dry bulk shipping industry is cyclical in nature. The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss, and the demand for dry bulk shipping is often dependent on economic conditions, and international trade. The recent historically low dry bulk charter rates seen in 2016 acted as a catalyst for ship owners, who scrapped a significant number of vessels, until equilibrium between demand and supply of vessels was achieved. Based on our analysis of industry dynamics, we believe that dry bulk charter rates will rise in the medium term due to historically low vessel deliveries. As of February 29, 2020, the global dry bulk carrier order book amounted to approximately 8.8% of the existing fleet at that time. During 2019, a total of 7.8 million dwt was scrapped, which was higher than the year before as the freight market was negatively impacted during the first quarter of 2019, but was the third lowest annual scrapping figure in a decade. As of February 29, 2020, the year to date 2020 demolition rate is 3.1 million dwt, which represents a 202% increase over the demolition rate for the corresponding period in 2019 due to a series of dry bulk export disruptions, which has been exacerbated by higher bunker costs due to the implementation of IMO 2020 and the coronavirus outbreak and coinciding with the seasonally low first quarter. Historically, from 2006 to 2019, vessel annual demolition rate averaged 14.9 million dwt per year, with a high of 33.3 million dwt scrapped in 2012. Given the relatively low dry bulk orderbook, vessel supply is likely to be relatively constrained during the next two years. While the charter market remains at current levels, we intend to operate our vessels in the spot market under short-term time charters or voyage charters in order to benefit from any future increases in charter rates and the increased attractiveness of our scrubber-equipped vessels as sulfur emissions standards went into effect on January 1, 2020.

Table of  Contents
Charter our vessels in an active and sophisticated manner

Given the volatility of the freight markets, we believe we should be flexible to changing market conditions and actively manage our vessels in order to generate attractive risk-adjusted returns by providing efficient transportation solutions to our major charterers. Currently we are arranging voyage and short-term time charters which provide optionality for the Company given the current market levels. Our aim is to continue improving our fleet utilization by booking long haul voyage charters and complimentary trade flows that improve the laden/ballast ratios. This approach is also tailored specifically to our scrubber-fitted fleet and the fuel efficiency of our younger vessels. While this process is more difficult and labor intensive than placing our vessels on longer-term time charters, it can lead to greater profitability.  When operating a vessel on a voyage charter, as well as on contracts of affreightment directly with cargo providers, we (as owner of the vessel) will incur fuel costs, and therefore, we are in a position to benefit from fuel savings from our scrubber-fitted fleet. If charter market levels rise, we may employ part of our fleet in the long-term time charter market, while we may be able to more advantageously employ our scrubber-fitted vessels in the voyage charter market and/or short-term time charters in order to capture the benefit of available fuel cost savings. Our large, diverse and high quality fleet provides scale to major charterers, such as iron ore miners, utility companies and commodity trading houses. As part of our strategy to maximize earnings, we seek direct arrangements (consecutive voyages, contracts of affreightment, etc.) with major charterers and cargo owners on a voyage basis, providing the scale required for the transportation of large commodity volumes over a multitude of trading routes around the world.

On January 25, 2016, we entered into a Capesize vessel pooling agreement (“CCL”) with Bocimar International NV, Golden Ocean Group Limited and C Transport Holding Ltd. As of December 31, 2019, we operated 28 of our Newcastlemax and Capesize dry bulk vessels as part of one combined CCL fleet. The CCL fleet consists of approximately 110 modern Newcastlemax and Capesize vessels and is being managed out of Athens, Singapore and Antwerp. Each vessel owner is responsible for the operating, accounting and technical management of its respective vessels. The objective of this pool is to provide improved scheduling through joint marketing of our Newcastlemax and Capesize vessels, with the overall aim of enhancing economic efficiencies.

In 2020, we terminated our Geneva-based commercial activities and have established a new wholly-owned subsidiary based in Singapore under the name Star Bulk (Singapore) Pte. Ltd. (or “Star Bulk Singapore”), aiming to expand our commercial capability and access to charterers and cargoes in Asia.

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

Table of  Contents
Maintain a strong balance sheet through optimization of use of leverage

We finance our fleet with a mix of debt  and equity, and we intend to optimize use of leverage over time, even though we may have the capacity to obtain additional financing. As of December 31, 2019, our debt to total capitalization ratio was approximately 49%. Charterers have increasingly favored financially solid vessel owners, and we believe that our balance sheet strength will enable us to access more favorable chartering opportunities, as well as give us a competitive advantage in pursuing vessel acquisitions from commercial banks and shipyards, which in our experience have recently displayed a preference for contracting with well-capitalized counterparties.

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

For the year ended December 31, 2019, we derived 13% of our voyage revenues from one of our customers.

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

Operations

In-house Management of the fleet

Star Bulk Management Inc., Star Bulk Shipmanagement Company (Cyprus) Limited and Starbulk S.A., three of our wholly-owned subsidiaries, perform the operational and technical management services for the majority of the vessels in our fleet, including chartering, marketing, capital expenditures, personnel, accounting, paying vessel taxes and maintaining insurance.

On October 3, 2017, we formed a wholly owned subsidiary, Star Logistics based in Geneva, Switzerland. Star Logistics charters-in a number of third-party vessels on a short- to medium- term basis (usually not exceeding one year) to increase its operating capacity in order to satisfy its clients’ needs. In addition, Star Logistics has contributed to the expansion of the commercial capability of Star Bulk through additional commercial expertise and advanced tools on the Kamsarmax and geared bulk carriers.  In 2020, we terminated our Geneva-based commercial activities and have established a new wholly-owned subsidiary based in Singapore under the name Star Bulk (Singapore) Pte. Ltd. (or “Star Bulk Singapore”), aiming to expand our commercial capability and access to charterers and cargoes in Asia.

Table of  Contents
As of December 31, 2019, we had 181 employees engaged in the day to day management of our fleet, including our executive officers, through Star Bulk Management Inc, Star Bulk Shipmanagement Company (Cyprus) Limited and Starbulk S.A. Star Bulk Management Inc., Star Bulk Shipmanagement Company (Cyprus) Limited and Starbulk S.A. employ a number of shore-based executives and employees designed to ensure the efficient performance of our activities. We reimburse and/or advance funds as necessary to our in-house managers in order for them to conduct their activities and discharge their obligations, at cost.

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

Star Bulk Shipmanagement Company (Cyprus) Limited provides technical and operation management services to 16 of our vessels. The management services include arrangement and supervision of dry docking, repairs, insurance, regulatory and classification society compliance, provision of crew, appointment of surveyors and technical consultants.

Crewing

Starbulk S.A. and Star Bulk Shipmanagement Company (Cyprus) Limited are responsible for recruiting, either directly or through a technical manager or a crew manager, the senior officers and all other crew members for the vessels in our fleet. Both companies have the responsibility to ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that the vessels are manned by experienced, competent and trained personnel. Starbulk S.A. and Star Bulk Shipmanagement Company (Cyprus) Limited are also responsible for ensuring that seafarers’ wages and terms of employment conform to international standards or to general collective bargaining agreements to allow unrestricted worldwide trading of the vessels and provide the crewing management for the vessels in our fleet that are not managed by third party managers.

Procurement

As of January 1, 2015, we engaged Ship Procurement Services S.A. (“SPS”), a third-party company, to provide to our fleet certain procurement services at a daily fee of $295 per vessel.

Outsourced Management of the fleet

Following the completion of the Songa Vessel Purchase Transaction, we appointed Songa Shipmanagement Ltd, an entity affiliated with certain of the sellers of the corresponding transaction and specifically with one of our directors, Mr. Blystad (see Item 6. Directors, Senior Management and Employees, A. Directors and Senior Management) as the technical manager of certain of our vessels. During the first quarter of 2019, management agreements with Songa Shipmanagement Ltd. were terminated.

Table of  Contents
Following the completion of the Augustea Vessel Purchase Transaction, we appointed Augustea Technoservices Ltd., an entity affiliated with certain of the sellers of the corresponding transaction and specifically with one of the Company’s directors, Mr. Zagari (see Item 6. Directors, Senior Management and Employees, A. Directors and Senior Management) as the technical manager of certain of our vessels.

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

As of December 31, 2019, Augustea Technoservices Ltd, Equinox Maritime Ltd, Zeaborn GmbH & Co. KG and Technomar Shipping Inc., provided management services to 43 of the 116 vessels of our fleet.

Basis for Statements

The International Dry Bulk Shipping Industry

Dry bulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. In 2019, based on preliminary figures, it is estimated that approximately 5.3 billion tons of dry bulk cargo was transported by sea.

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

●
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

●
Panamax vessels, which are vessels with carrying capacities of between 65,000 and 90,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels can pass through the Panama Canal.

Table of  Contents
●
Ultramax vessels, which are vessels with carrying capacities of between 60,000 and 65,000 dwt. These vessels carry grains and minor bulks and operate along many global trade routes. They represent the largest and most modern version of Supramax bulk carrier vessels (see below).

●
Handymax vessels, which are vessels with carrying capacities of between 35,000 and 60,000 dwt. The subcategory of vessels that have a carrying capacity of between 45,000 and 60,000 dwt are called Supramax. Handymax vessels operate along a large number of geographically dispersed global trade routes, mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

●
Handysize vessels, which are vessels with carrying capacities of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have been operating along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that lack the infrastructure for cargo loading and unloading.

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss, and the demand for dry bulk shipping is often dependent on economic conditions, and international trade. The recent historically low dry bulk charter rates seen in 2016 acted as a catalyst for ship owners, who scrapped a significant number of vessels, until equilibrium between demand and supply of vessels was achieved. Based on our analysis of industry dynamics, we believe that dry bulk charter rates will rise in the medium term due fleet supply growth containment, provided that exogenous factors currently weighing on demand subside. As of February 29, 2020, the global dry bulk carrier order book amounted to approximately 8.8% of the existing fleet at that time. During 2019, a total of 7.8 million dwt was scrapped. As of February 29, 2020, the year to date 2020 demolition rate is 3.1 million dwt, which represents a 202% increase over the demolition rate for the corresponding period in 2019 due to a series of dry bulk export disruptions, which have been exacerbated by higher bunker costs due to IMO2020 and the coronavirus outbreak and coinciding with the seasonally low first quarter. Historically, from 2006 to 2019, vessel annual demolition rate averaged 14.9 million dwt per year, with a high of 33.3 million dwt scrapped in 2012. Given the relatively low dry bulk orderbook and the IMO 2020 sulfur regulation, vessel supply is likely to be relatively constrained during the next two years. While the charter market remains at current levels, we intend to operate our vessels in the spot market under short-term time charter market or voyage charters in order to benefit from any future increases in charter rates and the increased attractiveness of our scrubber-equipped vessels as sulfur emissions standards took effect on January 1, 2020.

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

Table of  Contents
Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the dry bulk shipping industry, the charter rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange, such as the Baltic Dry Index (“BDI”). These references are based on actual charter rates under charters entered into by market participants, as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers.

The BDI declined from a high of 11,793 in May 2008 to a low of 290 in February 2016, which represents a decline of 98%. In 2019, the BDI ranged from a low of 595 in February 2019, to a high of 2,518 in September 2019.  As of the last week of February 2020 the BDI stood on average at 519. Even though charter hire levels have increased compared to the lows of 2016, there can be no assurance that they will increase further, and the market could decline again.

Environmental and Other Regulations in the Shipping Industry

Government laws and regulations significantly affect the ownership and operation of our fleets. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries where our vessels may operate or are registered, relating to safety, health and environmental protection. Industry standards and regulations set by maritime organizations play a major role in the manner in which we conduct our business. Taking all the necessary measures and going above and beyond compliance is the prerequisite for delivering services of the highest quality. The above include the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

Active engagement with state and regulatory authorities ensures compliance with all applicable standards and regulation. We follow and comply with state and regulatory authority rules and regulations and have adopted and implemented all the necessary operational procedures in order to meet the requirements of those regulations, such as GHG compliance and MRV for CO2 emissions. We aim to provide top-quality services without neglecting to adjust for industry needs, always maintaining high ethical standards and abiding by all applicable laws, rules, regulations and standards. We focus on creating real and long-lasting opportunities while advocating for a balanced, sustainable approach to our business and pursuing continuous improvement of our operational capabilities.

Furthermore, we established a standardized and structured process to ensure completeness, consistency and accuracy in our monitoring and reporting process for the EU MRV as well as the relevant Monitoring Plans and advanced data collection, analysis, monitoring and reporting systems through our VPM system. As part of the data collection and KPIs calculation process we use our in-house developed VPM system, which provides accurate and real time information regarding the performance of our vessels. Additionally, with the enforcement of the EU MRV Regulations, the GHG emissions of our vessels travelling to and from EU ports are also subjected to third party verification by an independent accredited verifier.

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

Table of  Contents
Apart from the above, our Company has also become certified according to the ISO 9001, 14001, 45001 and 50001 standards pertaining to compliance with elevated quality, environmental, occupational health and safety and energy efficiency requirements, thus increasing the requirements our vessels and management company have to comply with on various levels. In addition, RightShip, which is a voluntary compliance requirement but a highly desirable chartering verifier among top charterers, is also demanding compliance with their standards regarding environmental acceptability based on a number of variables and factors important in the maritime industry.

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for carrying out our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels.  In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL”, the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms.  MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below.  Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or “PCBs”) are also prohibited.  We believe that all of our vessels are currently compliant in all material respects with these regulations.

The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010.  The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020.  This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems.  Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content.  Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and will take effect March 1, 2020.  These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Table of  Contents
Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean Sea area.  Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls.  If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect.  Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016.  Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010.  As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019.  The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below. In order to prove compliance with the above, our Company collects data monitors the information received and is ready to report them though our VPM system.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMP”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”).  Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Our company has also become certified under the ISO 50001 standard for energy efficiency, which has caused our vessels to comply with even more requirements and to ensure that they are continuously improving their performance in order to  satisfy these requirements. Compliance with ISO 50001 requires that we continuously improve our vessels’ energy performance, energy efficiency, energy use and consumption.

We have timely and efficiently retrofitted the majority of our vessels by securing timely slots for the installation of the Exhaust Gas Cleaning Systems, entering into contracts with high quality suppliers and setting up dedicated teams to oversee the projects. We have achieved the above after securing a green loan to finance the installation costs.

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Table of  Contents
Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS. Owners’ compliance with LLMC requirements is covered under the Protection & Indemnity insurance

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code.  The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Our Company along with a number of vessels are certified under the 9001 & 14001 ISO standards, and as such, are fully compliant with the additional requirements and restrictions that have been set. We are committed to conducting our operations systematically by following the requirements of the ISO 14001 striving to maintain ZERO Oil Spills and ZERO Marine and Pollution Atmospheric Incidents. Our Company is also committed to responding quickly and effectively to environmental incidents resulting from our operations, respecting the environment by emphasizing every employee’s responsibility in environmental performance and fostering appropriate operating practices and training, managing our business with the goal of preventing environmental incidents and controlling emissions and wastes to below harmful levels, using energy, water, materials and other natural resources as efficiently as possible, giving particular regard to the long-term sustainability of consumable items and minimizing waste by reducing our waste generation.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained applicable documents of compliance for our offices and safety management certificates for all of our vessels for which certificates are required by the IMO. The document of compliance and safety management certificate are periodically reviewed and renewed as required.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers.   The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (“GBS Standards”).

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods and (3) new mandatory training requirements.  Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.

Table of  Contents
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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers no later than the first annual verification of the Company’s Document of Compliance after 1 January 2021. Our Company has already taken the necessary steps to ensure data integrity and full compliance both from the office side and on board our vessels.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 8, 2017.  The BWM Convention requires ships to manage their ballast water to remove, render harmless or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments.  The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention.  This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. We have developed and implemented the required ballast water treatment systems on the majority of our fleet and are in compliance with all the applicable regulations.

The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards.  Those changes were adopted at MEPC 72.  Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters.  The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms.  Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3).  As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard.  Under these amendments, all ships must meet the D-2 standard by September 8, 2024.    Costs of compliance with these regulations may be substantial.

Table of  Contents
Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis. Our vessels are all currently holders of these certificates issued by the respective flag administrations.

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

Table of  Contents
United States Regulations

The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200-nautical mile exclusive economic zone around the U.S.  The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea.  OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

(i)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;
(iii)	loss of subsistence use of natural resources that are injured, destroyed or lost;
(iv)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi)
net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  Effective November 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law.  OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility. All of our vessels arriving at U.S. or Canadian ports are covered under a COFR – Certificate of Financial Responsibility.

Table of  Contents
The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities.  However, several of these initiatives and regulations have been or may be revised.  For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR.  Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the U.S. President has proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling.  The effects of these proposals and changes are currently unknown.  Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills.  Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance.  These laws may be more stringent than U.S. federal law.  Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. The Company and its vessels that call at U.S. ports are all covered under the QI (Qualified Individual) and engagement with Witt O’Brien and their ongoing contract with the USCG which provide us with the latest updates and legislations and are in charge of updating our manuals pertaining to the relevant requirements. In addition, we are also covered through our contracts with NRC for OSRO (Oil Spill Response Operations) purposes and Resolve for SMFF (Salvage & Marine Fire-Fighting).

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants.  The CAA requires states to adopt State Implementation Plans, or “SIPs,” some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges.  The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.  In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA.  Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the “Navigable Waters Protection Rule,” which replaces the rule published on October 22, 2019, and redefines “waters of the United States.”  The effect of this rule is currently unknown.

Table of  Contents
The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.  The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters.  VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance and enforcement regulations within two years of EPA’s promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. All of our vessels submit their NOIs/eNOIs to the USCG and their flag administration accordingly within the required timeframes.   Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.  Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

Table of  Contents
International Labour Organization

The International Labor Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. All of our vessels have been awarded an MLC certificate following the relevant MLC inspection carried out on board and they have been approved for DMLC Part II by the ROs/flag administration in compliance with the requirements set out in the DMLC Part I issued by the respective flag administrations accordingly.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020.  International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions.  The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.  The U.S. initially entered into the agreement, but on June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement, which provides for a four-year exit process, meaning that the earliest possible effective withdrawal date cannot be before November 4, 2020. The timing and effect of such action has yet to be determined.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause additional substantial expenses to be incurred.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020.  Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

Table of  Contents
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

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from or refused entry at port until they obtain an ISSC.  The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code.

All of our vessels are already fully compliant with the ISPS code and have the International Ship Security Certificate (ISSC). Each vessel also has its own SSP (Ship Security Plan) which has been reviewed and approved by the RO/flag administration accordingly. In addition to the above, the company has also chosen to comply with BMP5 standard as best management practices and also provides additional security equipment and armed guards on board whenever our vessels pass through areas where there is high risk of piracy. Future security measures could also have a significant financial impact on us.

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

Table of  Contents
Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS.  The IACS has adopted harmonized Common Structural Rules, or “the Rules,” which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015.  The Rules attempt to create a level of consistency between IACS Societies.  All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., Bureau Veritas, NKK, DNV-GL, American Bureau of Shipping, Lloyd's Register of Shipping). Their respective Classification certificates have been issued by the vessel’s classification society following the initial survey carried out on board.

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

Hull and Machinery Insurance

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire (except for certain charters for which we consider it appropriate), which covers business interruptions that result in the loss of use of a vessel.

Table of  Contents
Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or “P&I Associations,” and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

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

Clean Shipping Alliance 2020

The Clean Shipping Alliance 2020 (CSA 2020) represents a group of 38 global leading companies from the commercial shipping and cruise industries that have been leaders in emission control efforts and have made significant investments in research and analysis, funding and committing resources to comply with 2020 fuel requirements through the installation of Exhaust Gas Cleaning Systems (“EGCS” or “Scrubbers”) on their fleets. CSA 2020 members, which represent over 3,000 ships from the commercial shipping and cruise industries, support the timely and efficient compliance with IMO 2020, and believe that EGCS will make a substantial difference to the ports and ocean environments in which their ships operate. CSA 2020 strives to promote global environmental progress, especially the goal of reducing the health impact from airborne sources, which is at the heart of the 2020 IMO regulation. Our Company is proud to be a member of CSA 2020. We advocate for the reduction of marine exhaust gas emissions, and also to educate on the use and effectiveness of EGCS in order to help achieve shared environmental and sustainability initiatives in commercial shipping.

Ensuring compliance with environmental regulations

Other aspects of our environmental compliance include:

●
Refrigerant Allowance: We have banned all the types of refrigerants that significantly affect the ozone layer such as R22 in order to reduce the Global Warming Potential (GWP). Additionally, during possible maintenance activities both in our offices and on vessels, we use eco-friendly refrigerants that do not affect the ozone layer such as R407 and R404. In compliance with EU 517/2014 regulation, stipulating restriction to the use of refrigerants exceeding GWP of 2500, we are using eco-friendly refrigerants in 30% of our fleet and we expect that100% of our fleet will have installed eco-friendly refrigerants within the next 5 years.

●
Biodegradable Lubricants: We have decided to use these types of biodegradable lubricants proactively in 100% of our fleet regardless of their destination. Biodegradable lubricants are eco-friendly lubricants which are mandatory for vessels that transport cargo or have the United States as  destination ports.

●
We have proactively taken immediate steps to comply in 2019 with EU regulation (1257/2013 on Ship recycling), that will take effect on December 31, 2020. The regulation refers to vessel recycling activities and the identification and monitoring of hazardous materials, including:

o	Asbestos
o	PCBs
o	Ozone depleting substances
o	PFOS
o	Anti-fouling systems containing organotin compounds as a biocide.

Table of  Contents
We are also in the process of replacing Freon onboard and extend compliance with Hazardous Material regulation to all of our fleet.

C.	Organizational structure

As of December 31, 2019, we are the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under Item 18. “Financial Statements.”

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

We deploy our vessels on a mix of short to medium time charters or voyage charters, contracts of affreighment, or in dry bulk carrier pools, according to our assessment of market conditions. We adjust the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with medium to long-term time charters, or to profit from attractive spot charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak charter market conditions.

Key Performance Indicators

Our business consists primarily of:

●	employment and operation of dry bulk vessels constituting our operating fleet; and

●	management of the financial, general and administrative elements involved in the conduct of our business and ownership of dry bulk vessels constituting our operating fleet.

Table of  Contents
The employment and operation of our vessels require the following main components:

●	vessel maintenance and repair;

●	crew selection and training;

●	vessel spares and stores supply;

●	contingency response planning;

●	onboard safety procedures auditing;

●	accounting;

●	vessel insurance arrangement;

●	vessel chartering;

●	vessel security training and security response plans pursuant to the requirements of the ISPS Code;

●	obtaining ISM Code certification and audits for each vessel within the six months of taking over a vessel;

●	vessel hire management;

●	vessel surveying; and

●	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

●	management of our financial resources, including banking relationships (i.e., administration of bank loans and bank accounts);

●	management of our accounting system and records and financial reporting;

●	administration of the legal and regulatory requirements affecting our business and assets; and

●	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

●	charter rates and duration of our charters;

●	age, condition and specifications of our vessels

●	levels of vessel operating expenses;

●	depreciation and amortization expenses;

●	fuel costs;

●	financing costs; and

●	fluctuations in foreign exchange rates.

Table of  Contents
We believe that the important measures for analyzing trends in the results of operations consist of the following:

●
Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was part of our owned fleet during the period divided by the number of calendar days in that period.

●	Ownership days are the total number of calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.

●	Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and scrubber installation.

●	Charter-in days are the total days that we charter-in third-party vessels.

●
Time charter equivalent rate. Represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements) (please refer below for its detailed calculation).

The following table reflects certain operating data of our fleet, including our ownership days, and TCE rates for the periods indicated:

(TCE rates expressed in U.S. Dollars)

	Year ended December 31 , 2017	Year ended December 31 , 2018	Year ended December 31 , 2019
Average number of vessels	69.6	87.7	112.1
Number of vessels in operation (as of the last day of the periods reported)	71	107	116
Average age of operational fleet (in years)	8.2	8.0	8.3
Ownership days	25,387	32,001	40,915
Available days	25,272	31,614	36,403
Charter-in days	428	5,089	6,843
Time charter equivalent rate (TCE rate)	$10,366	$13,796	$13,027
Voyage revenues	$327,892	$651,561	$821,365

Table of  Contents
Time Charter Equivalent Rate (TCE rate)

Time charter equivalent rate (the “TCE rate”) represents the weighted average daily time charter equivalent rates of our operating fleet (including owned fleet and fleet under charter‐in arrangements). TCE rate is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses, charter‐in hire expense, amortization of fair value of above/below market acquired time charter agreements and provision for onerous contracts, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps) by Available days for the relevant time period. Available days do not include the Charter-in days as per the definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. Starting in fiscal year 2019, we include the realized gain/(loss) on FFAs and bunker swaps in the calculation of the TCE Revenues. We believe the revised method will better reflect the chartering results of our fleet and is more comparable to the method used by our peers. TCE rate is a standard shipping industry performance measure used primarily to compare period‐to‐period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE rate may not necessarily be comparable to TCE rates of other companies due to differences in methods of calculation. The above reported TCE rate for the year ended December 31, 2017 was calculated excluding Star Logistics. We have excluded the revenues and expenses of Star Logistics because it was formed in October 2017, and its revenues and expenses had not yet normalized in that period, which obscure material trends of our TCE rate. As a result, we believe it is more informative to our investors to present the TCE rate excluding the revenues and expenses of Star Logistics for that period (December 31, 2017). The revenues and expenses of Star Logistics normalized in the years ended December 31, 2018 and 2019 and are included for purposes of calculating the TCE rate. For the detailed calculation please see the table below with the reconciliation of Voyage Revenues to TCE revenues and TCE rate. We include TCE rate, a non‐GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and assists investors and our management in evaluating our financial performance.

The following table reflects the calculation and reconciliation of TCE rate to voyage revenues as reflected in the consolidated statement of operations (for the year ended December 31, 2017, the TCE rate was calculated excluding Star Logistics):

(In thousands of U.S. Dollars, except for TCE rates)

	Year ended December 31, 2017		Year ended December 31, 2018	Year ended December 31, 2019
Voyage revenues	$327,892	(a)	$651,561	$821,365
Less:
Voyage expenses	(63,034)	(b)	(121,596)	(222,962)
Charter-in hire expense	(2,197)	(c)	(92,896)	(126,813)
Realized gain/(loss) on FFAs/bunker swaps	(679)		892	4,657
Amortization of fair value of below/above market acquired time charter agreements	-		(1,820)	(2,013)
Time charter equivalent revenues	$261,982		$436,141	$474,234

Available days	25,272		31,614	36,403
Daily Time Charter Equivalent Rate ("TCE")	$10,366		$13,796	$13,027

(a)
Voyage revenues used to calculate TCE rate for the year ended December 31, 2017 consist of (1) reported voyage revenues of $332.0 million minus (2) voyage revenues of $4.1 million attributable to Star Logistics.

(b)
Voyage expenses used to calculate TCE rate for the year ended December 31, 2017 consist of (1) reported voyage expenses of $64.7 million minus (2) voyage expenses of $1.7 million attributable to Star Logistics.

(c)
Charter‐in hire expenses used to calculate TCE rate for the year ended December 31, 2017 consist of (1) reported charter‐in hire expenses of $5.3 million minus (2) charter‐in hire expenses of $3.1 million attributable to Star Logistics.

Table of  Contents
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

Voyage Expenses

Voyage expenses may include port and canal charges, agency fees, fuel (bunker) expenses and brokerage commissions payable to related and third parties. Voyage expenses are incurred for our owned and chartered-in vessels during voyage charters, ballast voyages or when the vessel is unemployed. Bunker expenses, port and canal charges primarily increase in periods during which vessel are employed on voyage charters because these expenses are paid by the owners. Our voyage expenses primarily consist of bunkers cost, port expenses and commissions paid in connection with the chartering of our vessels.

Charter-in hire expenses

Charter-in hire expenses represent hire expenses for chartering-in third and related party vessels, either under time charters or voyage charters.

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

Dry Docking Expenses

Dry docking expenses relate to regularly scheduled intermediate survey or special survey dry docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry docking expenses can vary according to the age of the vessel and its condition, the location where the dry docking takes place, shipyard availability and the number of days the vessel is under dry dock. We utilize the direct expense method, under which we expense all dry docking costs as incurred.

Table of  Contents
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

Gain/(Loss) on Forward Freight Agreements and Bunker Swaps

From time to time, we may take positions in freight derivatives, including freight forward agreements (the “FFAs”) and freight options with an objective to utilize those instruments as economic hedges that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. All of our FFAs are settled on a daily basis through reputable exchanges such as London Clearing House (LCH) or Singapore Exchange (SGX). Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. Freight options are treated as assets/liabilities until they are settled. Any such settlements by us or settlements to us under FFAs are recorded under (Gain)/Loss on forward freight agreements and bunker swaps. We measure the fair value of all open positions at each reporting date on this basis (Level 2 observable inputs of the fair value hierarchy). Our FFAs do not qualify for hedge accounting and therefore unrealized gains or losses are recognized under (Gain)/Loss on forward freight agreements and bunker swaps.

Table of  Contents
Also, from time to time, we may enter into bunker swap contracts to manage our exposure to fluctuations of bunker prices associated with the consumption of bunkers by our vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. Our bunker swaps are settled through reputable clearing houses. The fair value of bunker swaps is the estimated amount that we would receive or pay to terminate the swaps at the reporting date (Level 2 observable inputs of the fair value hierarchy). Bunker price differentials paid or received under the swap agreements are recognized under (Gain)/Loss on forward freight agreements and bunker swaps.

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

Impairment of long-lived assets: We follow guidance related to the impairment or disposal of long-lived assets, which addresses financial accounting and reporting for such impairment or disposal. The standard requires that long-lived assets held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The guidance calls for an impairment loss when the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the asset is less than its carrying amount to the extent that its carrying amount is higher than its fair market value. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration agreed sale prices and third-party valuations. In this respect, management regularly reviews the carrying amount of each vessel, including newbuilding contracts, if any, when events and circumstances indicate that the carrying amount of a vessel or a new building contract might not be recoverable (such as vessel sales and purchases, business plans, obsolescence or damage to the asset and overall market conditions).

Table of  Contents
When impairment indicators are present, we determine if the carrying value of each asset is recoverable by comparing (A) the future undiscounted net operating cash flows for each asset, using the Value-In-Use method, to (B) the carrying values for such asset. Our management’s subjective judgment is required in making assumptions and estimates used in forecasting future operating results for this calculation. Such judgment is based on current market conditions, historical industry’s and Company’s specific trends, as well as expectations regarding future charter rates, vessel operating expenses, vessel’s residual value and vessel’s utilization over the remaining useful life of the vessel. These estimates are also consistent with the plans and forecasts used by the management to conduct our business.

The future undiscounted projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent rate for the unfixed days over the estimated remaining economic life of each vessel, net of brokerage and address commissions. Estimates of the daily time charter equivalent for the unfixed days are based on the current Forward Freight Agreement (“FFA”) rates for the first three-year period, average of FFA rates and historical rate levels for the fourth year and historical average rate levels of similar size vessels for the period thereafter. The expected cash inflows from charter revenues are based on an assumed fleet utilization rate of approximately 98% for the unfixed days, also taking into account expected technical off-hire days. In addition, in light of our investment in EGCS, an estimate of an additional daily revenue for each scrubber-fitted vessel was also included, reflecting additional compensation from charterers due to the fuel cost savings that these vessels provide. In assessing expected future cash outflows, management forecasts vessel operating expenses, which are based on our internal budget for the first annual period, and thereafter assume an annual inflation rate of up to 3% (escalating to such level during the first three-year period and capped at the thirteenth year thereafter), management fees and vessel expected maintenance costs (for dry docking and special surveys). The estimated salvage value of each vessel is $300 per light weight ton, in accordance with our vessel depreciation policy. We use a probability weighted approach for developing estimates of future cash flows used to test our vessels for recoverability when alternative courses of action are under consideration (i.e. sale or continuing operation of a vessel). If our estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value with a charge recorded in earnings.

Using the framework for estimating projected future undiscounted net operating cash flows described above, we completed our impairment analysis for the years ended December 31, 2017, 2018 and 2019, for those operating vessels whose carrying values were above their respective market values and for those newbuilding vessels whose fully delivered cost was above their market value. For the year ended 2017, no asset impairment was necessary. An impairment loss of $17.8 million and $3.4 million was recognized for the years ended December 31, 2018 and 2019, respectively, which resulted primarily from our actual and intended vessel sales are further described elsewhere herein.

Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective. To minimize such subjectivity, our analysis for the year ended December 31, 2019, also involved sensitivity analysis to the model input we believe is most important, being the historical rates. In particular, in terms of our estimates for the charter rates for the unfixed period, we consider that the FFA as of December 31, 2019, which is applied in our model for the first three years period, approximates the levels of charter rates at which the Company could fix all of its unfixed vessels currently should management opt for a fully hedged chartering strategy over the next three years. We, however, sensitized our model with regards to freight rate assumptions for the unfixed period beyond the first three years. Our sensitivity analysis revealed that, to the extent the historical rates would not decline by more than a range of 11% to 39%, depending on the vessel, we would not be required to recognize additional impairment.

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

Table of  Contents
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

Share based compensation: Share based compensation represents the cost of shares and share options granted to employees, executive officers and to directors for their services, and is included in “General and administrative expenses” in the consolidated statements of operations.  The shares are measured at their fair value equal to the market value of our common shares on the grant date.

Awards of restricted shares, restricted share units or share options that are subject to performance conditions are also measured at their fair value, which is equal to the market value of our common shares on the grant date. If the award is subject only to performance conditions, compensation cost is recognized only if the performance conditions are satisfied (essentially, the requisite service is not considered to have been provided if the performance condition is not achieved). For awards that are subject to performance conditions and future service conditions, if it is probable that the performance condition for these awards will be satisfied, the compensation cost in respect of these awards is recognized over the requisite service period. If it is initially determined that it is not probable that the performance condition will be satisfied and it is later determined that the performance conditions are likely to be satisfied (or vice versa), the effect of the change in estimate is retroactively accounted for in the period of change by recording a cumulative catch-up adjustment to retroactively apply the new estimate. If the award is forfeited because the performance condition is not satisfied, any previously recognized compensation cost is reversed.

On January 7, 2019, our Board of Directors and Compensation Committee established an incentive program for key employees, pursuant to which an aggregate of four million (4,000,000) restricted share units (each, a “RSU”), comprising of 10 tranches of 400,000 RSU each, will be issued. As further described in Item 6B - Compensation of Directors and Senior Management - Equity Incentive plan, the RSUs are subject to the satisfaction of certain performance conditions, which apply if our fleet performs better than relevant dry bulk charter rate indices as reported by the Baltic Exchange (the “Indices”) during 2020 and 2021. In developing estimates as to whether such performance conditions are probable to be satisfied we employed the same set of assumptions, to the extent applicable, with those of our impairment exercise discussed above. As of December 31, 2019, we believe that only one tranche, which vests on April 30, 2022, has a likelihood of its vesting to meet the “more likely than not” standard under US GAAP, and as a result amortization expense for these 400,000 RSUs of $1.2 million was recognized and is included under “General and administrative expenses” in the consolidated statement of operations for the year ended December 31, 2019. Although we believe that the assumptions used to evaluate the probability of those performance conditions being satisfied are reasonable and appropriate, such assumptions are highly subjective. To minimize such subjectivity, our analysis for the year ended December 31, 2019, also involved sensitivity analysis which indicated that the possibility of additional vesting, and accordingly additional expense, being appropriate, was remote.

Estimates and judgments are required in ascertaining the most likely outcome of such performance conditions and actual outcomes may differ from estimates. Such estimates are reviewed and updated at each reporting period.

Table of  Contents
Year ended December 31, 2019 compared to the year ended December 31, 2018

Voyage revenues net of Voyage expenses: Voyage revenues for the year ended December 31, 2019 increased to $821.4 million from $651.6 million for the year ended December 31, 2018. Voyage revenues net of Voyage expenses were $598.4 million for the year ended December 31, 2019, compared to $530.0 million for the year ended December 31, 2018, and were positively impacted by an increase in the average number of vessels in our fleet to 112.1 in the year ended December 31, 2019, up from 87.7 in the year ended December 31, 2018. The Available days, however, for the respective periods did not increase proportionally, due to the installation of scrubbers and increased dry docking activity during the year ended December 31, 2019. The TCE rate for the year ended December 31, 2019 was $13,027 compared to $13,796 for the year ended December 31, 2018, reflecting the slightly weaker dry bulk market environment in 2019 compared to the same period in 2018.

Charter-in hire expenses: Charter-in hire expense for the years ended December 31, 2019 and 2018 was $126.8 million and $92.9 million, respectively. The increase is due to the increase of charter-in days to 6,843 in the year ended December 31, 2019 compared to 5,089 in the same period in 2018. In both periods, the charter-in days are mainly attributable to the activities of our subsidiary Star Logistics.

Operating expenses: For the years ended December 31, 2019 and 2018, vessel operating expenses were $160.1 million and $128.9 million, respectively. This increase was primarily due to the increase in the average number of vessels to 112.1 from 87.7. Vessel operating expenses for the year ended December 31, 2019, included pre-delivery and pre-joining expenses of $1.2 million compared to $1.1 million in the same period in 2018, incurred in connection with the delivery of the new vessels in our fleet during each period.

Dry docking expenses: In 2019, we installed scrubbers on the majority of our vessels.  Some of these vessels were scheduled to undergo their dry docking surveys due in 2020. In order to avoid any further off-hire days for these vessels in 2020, we decided to complete the dry docking survey for these vessels concurrently with the installation of scrubbers in 2019. As a result, in 2019, we incurred fees and expenses associated with the dry docking of these vessels, which would have otherwise been incurred in 2020. In particular, during the year ended December 31, 2019, we incurred dry docking expenses of $57.4 million, $22.6 million of which relates to accelerated dry dockings due in 2020. During the year ended December 31, 2019, 47 of our vessels completed their periodic dry docking surveys. Dry docking expenses for the year ended December 31, 2018, were $9.0 million corresponding to eight of our vessels that underwent their periodic dry docking surveys.

Depreciation: For the years ended December 31, 2019 and 2018, depreciation expense increased to $124.3 from $102.9 million due to the increase in number of vessels in our owned fleet.

General and administrative expenses and Management fees: General and administrative expenses for the years ended December 31, 2019 and 2018 were $34.8 million and $34.0 million, respectively. Management fees for the years ended December 31, 2019 and 2018 were $17.5 million and $11.3 million, respectively. The increase is attributable to the new management agreements entered into in connection with the fleets we acquired in the third quarters of 2018 and 2019.

Impairment loss: For the year ended December 31, 2019, impairment loss of $3.4 million was recognized in connection with the agreement to sell the vessels Star Anna and Star Gamma. For the year ended December 31, 2018, impairment loss of $17.8 million was recognized (a) in anticipation of the sale of the Star Delta and its delivery to its new owners in early January 2019, which as of December 31, 2018, was classified as held for sale and (b) in connection with negotiated sales of two additional vessels built before 2005.

(Gain)/Loss on forward freight agreements and bunker swaps: For the year ended December 31, 2019, we incurred a net gain on forward freight agreements and bunker swaps of $4.4 million, consisting of realized gain of $4.7 million and unrealized loss of $0.3 million. For the year ended December 31, 2018 we incurred a net loss on forward freight agreements and bunker swaps of $0.4 million, consisting of unrealized loss of $1.3 million and realized gain of $0.9 million.

Table of  Contents
 (Gain)/Loss on sale of vessels: During the year ended December 31, 2019, we recognized an aggregate loss on sale of vessels of $5.5 million in connection with the sale of certain of our vessels.

Interest and finance costs net of interest and other income/ (loss): Interest and finance costs net of interest and other income/(loss) for the years ended December 31, 2019 and 2018 were $86.3 million and $71.8 million, respectively. The increase is primarily attributable to the increase in the weighted average balance of our outstanding indebtedness to $1,527.5 million during the year ended December 31, 2019, compared to $1,234.6 million for the same period in 2018.

Loss on debt extinguishment: For the year ended December 31, 2019, loss on debt extinguishment was $3.5 million and comprised of: (a) $1.2 million in connection with the write-off of unamortized debt issuance costs following the refinancing agreements entered during the year and (b) $2.3 million in connection with prepayment fees for facilities refinanced or repaid as a result of the sale of mortgaged vessels. For the year ended December 31, 2018, loss on debt extinguishment was $2.4 million recognized in connection with the refinancing of certain of our debt facilities

Year ended December 31, 2018 compared to the year ended December 31, 2017

For a discussion of the year ended December 31, 2018 compared to the year ended December 31, 2017, please refer to Part I, Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2018.

Recent Accounting Pronouncements

For recent accounting pronouncements see Note 2 to our consolidated financial statements, including for the effects of the adoption of the new accounting guidance for leases (ASC 842).

B.	Liquidity and Capital Resources

Historically, our principal sources of funds have been cash from operations, equity provided by our shareholders through equity offerings, additional debt under secured credit facilities, debt securities or bareboat lease financings and proceeds from vessel sales. Our principal uses of funds have been capital expenditures to establish, grow our fleet, maintain the quality of our dry bulk carriers and comply with international shipping standards, environmental laws and regulations, fund working capital requirements, make principal and interest payments on outstanding indebtedness and to make dividend payments when approved by the Board of Directors.

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

Our medium- and long-term liquidity requirements are funding the equity portion of our newbuilding vessel installments and secondhand vessel acquisitions, if any, funding required payments under our vessel financing and other financing agreements and paying cash dividends when declared. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations, new debt or bareboat lease financing, sale and lease back arrangements, equity issuances and vessel sales.

As of February 29, 2020, we had total cash of $101.9 million and $1,597.9 million of outstanding borrowings (including bareboat lease financing and 2022 Notes).

In connection with our Scrubber Retrofitting Program, we expect to have 109 certified and operational scrubbers by the end of March 2020 and 114 by April 2020. Total estimated contracted capital expenditure amounts to $209.0 million. As of February 29, 2020, the remaining payments were $23.8 million in relation to the Scrubber Retrofitting Program and the available scrubber-related financing under all of our debt and lease agreements was $33.4 million.

Table of  Contents
We believe that our current cash balance, together with undrawn amounts under all of our debt and lease agreements (including our HSBC Working Capital Facility described below) and our operating cash flows to be generated over the short-term period will be sufficient to meet our 2020 liquidity needs and at least through the end of the first quarter of 2021, including funding the operations of our fleet, capital expenditure requirements for our Scrubber Retrofitting Program and any other present financial requirements. However, we may seek additional indebtedness to refinance our existing debt or to finance future vessels acquisitions or replacements in order to maintain our cash position. In addition, we may fund possible growth through our cash balances, operating cash flows, additional long-term borrowing, finance leases, sale and lease back arrangements and the issuance of new equity. Our practice has been to acquire dry bulk carriers using a combination of funds from operations and bank debt or lease financing secured by mortgages on our dry bulk carriers. Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer dry bulk carriers and the selective sale of older dry bulk carriers. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms. However our ability to obtain bank or lease financing, to refinance our existing debt or to access the capital markets for future offerings in the future, may be limited by our financial condition at the time of any such financing or offering, including the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial and equity markets and contingencies and uncertainties, that are beyond our control.

On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “Covid-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where we conduct a large part of our operations, have implemented measures to combat the outbreak, such as quarantines, closures of non-essential business and travel restrictions. Such measures have and will likely continue to cause severe trade disruptions. The extent to which Covid-19 will impact our results of operations, cash flows, cash position and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time.

In November, 2019, our board of directors established a dividend policy, see the section of this annual report entitled “Item 8. Financial Information – A. Consolidated statements and other financial information. Dividend Policy.” In line with the dividend policy in November 2019 and February 2020 we declared a cash dividend of $0.05 per share, totaling $4.8 million for each of the third and the fourth quarter of 2019, paid in December 2019 and March 2020, respectively.

The declaration and payments of dividends, if any, will always be subject to approval of our board of directors each quarter after its review of our financial performance and will depend upon various factors, including but not limited to, the prevailing charter market conditions, capital requirements, limitations under our credit agreements and applicable provisions of Marshall Islands law. Our future liquidity needs will impact our dividend policy and there can be no assurance that our board of directors will declare any dividend in the future.

Recent Equity Offerings and Senior Notes

On January 26, 2017 and February 2, 2017, (together the “February 2017 Private Placement”) we issued and sold an aggregate of 6,310,272 common shares pursuant to a private placement, at a price of $8.15 per share. The aggregate proceeds to us, net of private placement agent’s fees and expenses were approximately $50.4 million, raised for general corporate purposes.

Table of  Contents
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

Cash Flows

Cash and cash equivalents as of December 31, 2019 were $117.8 million, compared to $204.9 million as of December 31, 2018. We define working capital as current assets minus current liabilities, including the current portion of long-term debt and recognized leases. Our working capital deficit was $44.9 million as of December 31, 2019, compared to working capital surplus of $66.7 million as of December 31, 2018. The decrease in working capital is attributable mainly to (i) increased current liabilities by $32.0 million regarding payments for our Scrubber Retrofitting Program, for which as of December 31, 2019, we had $46.2 million available scrubber-related financing under all of our debt and lease agreements, (ii) decrease of our cash and cash equivalents balance affected among other reasons from the payments made in connection with our Scrubber Retrofitting Program and the increased dry-docking activity in 2019 compared to previous year balance, following our decision to complete dry docking surveys due in 2020 concurrently with the installation of scrubbers on these vessels and (iii) the increase in the current portion of indebtedness resulting from the increase of our outstanding indebtedness as of December 31, 2019 to $1,581.7 from $1,442 as of December 31, 2018 due to incurrence of debt for vessels acquisition and newbuilding deliveries and for financing of the scrubbers.

As of December 31, 2019 and 2018, we were required to maintain minimum liquidity, not legally restricted, of $58.0 million and $53.5 million, respectively, which is included within “Cash and cash equivalents” in the 2019 and 2018 balance sheets, respectively. In addition, as of December 31, 2019 and 2018, we were required to maintain minimum liquidity, legally restricted, of $8.4 million and of $9.0 million, respectively, which is included within “Restricted cash” in the 2019 and 2018 balance sheets, respectively.

Year ended December 31, 2019 compared to the year ended December 31, 2018

Net Cash Provided By / (Used In) Operating Activities

Despite the increase in the average number of vessels in our fleet, the decrease in TCE rates to $13,027 for the year ended December 31, 2019 from $13,796 for the year ended December 31, 2018 and the increased dry docking activity resulting in $57.4 million expenses (including $22.6 million of expenses related to accelerated dry dockings due in 2020 discussed above concurrently with certain of our scrubber installations), caused a decrease of operating income (excluding non-cash items and the accelerated dry dockings due in 2020) to $237.2 million for the year ended December 31, 2019 from $260.9 million for the corresponding period in 2018. This decrease in operating income (excluding non-cash items and the accelerated dry dockings due in 2020) was combined with (i) a net working capital outflow of $47.5 million during the year ended December 31, 2019 compared to a net working capital outflow of $18.9 million for the year ended December 31, 2018 and (ii) higher net interest expense due to an increase in our outstanding indebtedness caused by the increase in the average number of vessels in our fleet as well as due to incurrence of additional debt for scrubbers’ financing for the year ended December 31, 2019 compared to the corresponding period in 2018.

Net Cash Provided By / (Used In) Investing Activities

Net cash used in investing activities for the year ended December 31, 2019 and 2018 was $279.8 million and $325.3 million, respectively. For the year ended December 31, 2019, net cash used in investing activities mainly consisted of:

●	$108.0 million paid in connection with the acquisition of secondhand vessels and $95.8 million paid in connection with three newbuilding vessels delivered during the year ended December 31, 2019;

●	$143.4 million paid for the acquisition and installation of scrubber equipment and ballast water management systems for certain of our vessels;

offset by:

●	$56.6 million of proceeds from the sale of seven vessels concluded during the period; and

●	$10.7 million of insurance proceeds.

Table of  Contents
For the year ended December 31, 2018, net cash used in investing activities mainly consisted of $328.6 million paid for advances and other capitalized expenses for our newbuilding and newly acquired vessels delivered during the period as well as for the acquisition and installation of scrubber equipment for certain of our vessels, offset partially by hull and machinery insurance proceeds of $3.3 million.

Net Cash Provided By / (Used In) Financing Activities

Net cash provided by financing activities for the year ended December 31, 2019 and 2018 was $103.7 million and $96.7 million, respectively.  For the year ended December 31, 2019, net cash provided by financing activities mainly consisted of:

●	$768.3 million of proceeds from financing transactions including financing from leases;

offset by:

●
$623.9 million lease and debt obligations paid in aggregate in connection with: (i) the regular amortization of outstanding vessel financings and finance lease installments and (ii) early repayment due to the refinancing of certain of our debt facilities and the sale of vessels;

●	$20.5 million used mainly to repurchase our common shares under our previously announced share repurchase program;

●	$13.1 million of financing fees paid in connection with the new financing agreements;

●	$2.3 million of prepayment fees paid in connection with early repaid debt due to its refinancing; and

●	$4.8 million of dividends paid in December 2019 for the third quarter of 2019.

For the year ended December 31, 2018, net cash provided by financing activities mainly consisted of:

●	$988.0 million of proceeds from financing transactions including financing from leases;

offset partially by:

●
$875.0 lease and debt obligations paid in aggregate in connection with: (i) the regular amortization of outstanding vessel financings and finance lease installments, (ii) early repayment due to the refinancing of certain of our facilities; (iii) payments under our cash sweep mechanism and (iv) full repayment of deferred debt amounts;

●	$3.1 million used to repurchase our common shares in open market transactions; and

●	$13.8 million of financing fees paid in connection with the new financing agreements.

Table of  Contents
Year ended December 31, 2018 compared to the year ended December 31, 2017

For a discussion of the year ended December 31, 2018 compared to the year ended December 31, 2017, please refer to Part I, Item 5, “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2018.

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

In December 2018 and July 2019, we refinanced this facility through proceeds from a sale and lease back transaction for each vessel with Kyowa Sanso Co. Ltd. as further described below.

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

In April 2019 and August 2019, we refinanced this facility through proceeds from a sale and lease back transaction with SK Shipholding S.A. and a loan agreement with a wholly-owned subsidiary of NTT Finance Corporation, respectively as further described below.

3.	DVB $24.8 million Facility

On October 30, 2014, we entered into a credit facility with DVB Bank SE, Frankfurt (the “DVB $24.8 million Facility”) to partially finance the acquisition of 100% of the equity interests of Christine Shipco LLC, which is the owner of the vessel Star Martha. On October 31, 2014, we drew $24.8 million which is repayable in 24 consecutive, quarterly principal payments of $0.9 million for each of the first four quarters and of $0.5 million for each of the remaining 20 quarters, with the first becoming due and payable three months from the drawdown date, and a balloon payment of $12.2 million payable simultaneously with the last quarterly installment, which is due in October 2020. The DVB $24.8 million Facility is secured by a first priority pledge of the membership interests of the Christine Shipco LLC and general and specific assignments and is guaranteed by Star Bulk Carriers Corp.

Table of  Contents
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

On April 19, 2018, we entered into a loan agreement with the National Bank of Greece (the “NBG $30.0 million Facility”) for the refinancing of the then existing agreement with Commerzbank AG (the “Commerzbank $120.0 million Facility”). On May 3, 2018, we drew $30.0 million under the NBG $30.0 million Facility, which we used along with cash on hand to fully repay the $34.7 million outstanding under the Commerzbank $120.0 million Facility. The NBG $30.0 million Facility matures in February 2023.  During 2019, we prepaid $16.3 million in connection with the sale of four vessels under the NBG $30.0 million Facility and the quarterly installments were amended to $0.4 million and the final balloon payment, which is payable together with the last installment, was amended to $4.5 million. As of December 31, 2019, the NBG $30.0 million Facility is secured by a first priority mortgage on the vessels Star Theta and Star Iris.

6.	DNB $310.0 million Facility

On September 27, 2018, we entered into a loan agreement with DNB Bank ASA (the “DNB $310.0 million Facility”) for a loan of $310.0 million, a tranche of $240.0 million of which refinanced all amounts outstanding under a (i) ABN AMRO (the “ABN $87.5 million Facility”), (ii) DNB, SEB and CEXIM (the “DNB-SEB-CEXIM $227.5 million Facility”), (iii) DNB (the “DNB $120.0 million Facility”), (iv) Deutsche Bank AG (the “Deutsche Bank AG $39.0 million Facility”) and (v) ABN AMRO Bank N.V.(the “ABN AMRO Bank N.V $30.8 million Facility”). The loan is secured by a first priority mortgage on the vessels Big Bang, Strange Attractor, Big Fish, Pantagruel, Gargantua, Goliath, Maharaj, Star Poseidon, Star Nasia, Diva, Star Danai, Star Renee, Star Markella, Star Laura, Star Moira, Star Jennifer, Star Mariella, Star Helena, Star Maria, Star Sirius, Star Vega, Star Triumph, Star Charis, Star Suzanna, Star Angelina and Star Gwyneth. The $240.0 million tranche was drawn down on September 28, 2018 and is repayable in 20 equal quarterly installments of $8.7 million and a balloon payment of $66.1 million payable with the last installment. During 2019, an amount of $ 51.2 million in aggregate, was drawn from the second tranche of $70.0 million, which was used to finance the acquisition and installation of scrubber equipment for the mortgaged vessels under the DNB $310.0 million Facility. The second tranche is repayable in 12 quarterly installments, each in an amount equal to 5.55% of the aggregate amount drawn and the remaining balance will be repaid in the form of a balloon installment in September 2023.

Table of  Contents
7.	ING $100.6 million Facility

On March 28, 2019, we entered into an amended and restated facility agreement with ING Bank N.V., London Branch (the “ING $100.6 million Facility”) in order to increase the financing by $52.8 million and to include additional borrowers under the existing ING $47.8 million Facility. The additional financing amount of $52.8 million is available in four tranches. The first two tranches of $32.1 million and $17.4 million, respectively, were drawn in March 2019 and April 2019, respectively and used to refinance the outstanding amounts under the lease agreements of Star Magnanimus and Star Alessia. Each tranche is repayable in 28 consecutive, quarterly principal payments of $0.5 million and $0.3 million, plus a balloon payment of $17.1 million and $8.7 million, respectively, both due seven years after the drawdown date. The remaining two tranches of $1.4 million each, were drawn in May 2019 and November 2019 and were used to finance the acquisition and installation of scrubber equipment for the aforementioned vessels. Both tranches are repayable in 16 equal quarterly installments of $0.09 million each. Under the ING $47.8 million Facility, two tranches of $22.5 million were drawn in October 2018, which are repayable in 28 equal quarterly installments of $0.5 million and a balloon payment of $9.4 million payable together with the last installment and used to refinance the outstanding amount under the then existing agreement with Deutsche Bank (the “Deutsche Bank $85.0 million Facility”) of the vessels Peloreus and Leviathan. In addition under the ING $47.8 million Facility two tranches of $1.4 million each, were drawn in July 2019 and used to finance the acquisition and installation of scrubber equipment for the vessels Peloreus and Leviathan. The respective tranches are repayable in 16 quarterly installments, of $0.09 million each. The ING $100.6 million Facility is secured by a first priority mortgage on the vessels Peloreus, Leviathan, Star Magnanimus and Star Alessia.

8.	Citibank $130.0 million Facility

On October 18, 2018, we entered into a loan agreement with Citibank N.A., London Branch (the “Citi $130.0 million Facility”) for a loan of approximately $130.0 million to refinance in full the approximately $100.1 million outstanding under the then existing facility with Citibank, N.A., London Branch (“Citi Facility) and the existing indebtedness of five of the Augustea Vessels. The amount under Citi $130.0 million Facility was available in two equal tranches of $65,000, which was drawn on October 23, 2018 and November 5, 2018 and is repayable in 20 equal quarterly installments of $1.83 million each, commencing in January 2019, and a balloon payment along with the last installment in an amount of $28.5 million. The facility is secured by a first priority mortgage on the vessels Star Pauline, Star Angie, Star Sophia, Star Georgia, Star Kamila and Star Nina and five of the Augustea Vessels, ABML Eva, Paola, Star Aphrodite, Star Lydia and Star Nicole.

9.	ABN $115.0 million Facility

On December 17, 2018, we entered into a loan agreement with ABN AMRO BANK (the “ABN $115.0 million Facility”), for an amount of up to $115.0 million available in four tranches. The first and the second tranches of $69.5 million and $7.9 million, respectively, were drawn on December 20, 2018. The first tranche was used to refinance the then existing indebtedness of four of the Augustea Vessels Star Virginia, Star Scarlett, Star Jeannette and Star Audrey and the second was used to partially finance the acquisition cost of the Star Bright. The first and the second tranche are repayable in 20 equal quarterly installments of $1.7 million and $0.3 million respectively, and balloon payments are due along with the last installment in an amount of $35.4 million and $2.3 million, respectively. The remaining two tranches of $17.9 million each were drawn in January 2019 and were used to partially finance the acquisition cost of the Star Marianne and Star Janni. Each of the third and the fourth tranche is repayable in 19 equal quarterly installments of $0.7 million and balloon payment along with the last installment in an amount of $5.1 million. The loan is secured by a first priority mortgage on the four Augustea vessels and the Step 1 Vessels.

10.	BNP Facility

BNP Paribas provided term loan financing in two tranches, for the vessels Star Despoina and Pierra (the “BNP Facility”). On August 3, 2018, the date of the acquisition of the Augustea Vessels, the outstanding amount of the first and the second tranche was $15.9 million and $15.0 million, respectively. The outstanding balance of the first tranche is repayable in 16 remaining quarterly installments, the first 15 of which are in an amount of $0.5 million and the sixteenth is in an amount of $8.4 million. The outstanding balance of the second tranche is repayable in 17 remaining quarterly installments, the first 16 of which are in an amount of $0.5 million and the seventeenth is in an amount of $7.0 million. The loan is secured by a first priority mortgage on the two Augustea vessels.

11.	Bank of Tokyo Facility

Bank of Tokyo provided term loan financing for the vessel Star Monica (the “Bank of Tokyo Facility”). On August 3, 2018, the date of the acquisition of the Augustea Vessels, the outstanding amount of the Bank of Tokyo Facility was $16.0 million and is repayable in 17 remaining quarterly installments the first sixteen of which are in the amount of $0.3 million and the seventeenth is in an amount of $10.5 million. The loan is secured by a first priority mortgage on the Augustea vessel.

Table of  Contents
12.	Credit Agricole $43.0 million Facility

On August 21, 2018, we entered into a loan agreement with Credit Agricole Corporate and Investment Bank (the “Credit Agricole $43.0 million Facility”) for a loan of $43.0 million to refinance the outstanding amount of $44.1 million under the then existing agreement with Credit Agricole Corporate and Investment Bank (the “Credit Agricole $70.0 million Facility). The facility is secured by the vessels Star Borealis and Star Polaris. The Credit Agricole $43.0 million Facility was drawn on August 23, 2018 in two equal tranches, each being repayable in 20 equal quarterly installments of $0.6 million and a balloon payment of $9.0 million payable with the last installment.

13.	HSBC $80.0 million Facility

On September 26, 2018, we entered into a loan agreement with HSBC Bank plc for a loan of $80.0 million (the “HSBC $80.0 million Facility”) to refinance the aggregate outstanding amount of $74.7 million under the agreement with HSH Nordbank (the “HSH Nordbank $64.5 million Facility”) and with HSBC Bank plc (the “HSBC $86.6 million Facility”). The amount of $80.0 million was drawn on September 28, 2018. During 2019, an amount of $7.5 million was prepaid in connection with the sale of two vessels under the HSBC $80.0 million Facility and the quarterly installments were amended to $2.1 million and the final balloon payment, which is payable together with the last installment in August 2023, was amended to $29.1 million. As of December 31, 2019, the facility is secured by the vessels Kymopolia, Mercurial Virgo, Pendulum, Amami, Madredeus, Star Emily, Star Omicron, and Star Zeta.

14.	SEB Facility

On January 28, 2019, we entered into a loan agreement with Skandinaviska Enskilda Banken AB (SEB), the “SEB Facility,” for the financing of up to $71.4 million. The facility is available in four tranches. The first two tranches of $32.8 million each drawn on January 30, 2019 and used together with cash on hand to refinance the outstanding amounts under the lease agreements of the Star Laetitia and the Star Sienna. Each tranche matures six years after the drawdown date and is repayable in 24 consecutive, quarterly principal payments of $0.7 million for each of the first 10 quarters and of $0.5 million for each of the remaining 14 quarters, and a balloon payment of $18.7 million payable simultaneously with the last quarterly installment, which is due in January 2025. Two tranches of approximately $1.3 million each, are to be used to finance the acquisition and installation of scrubber equipment for the respective vessels. The first tranche concerning the vessel Star Sienna was drawn in September 2019 and the second is also expected to be drawn in March 2020. Both tranches are repayable in 12 equal quarterly installments. The SEB Facility is secured by a first priority mortgage on the two vessels.

15.	E. SUN Facility

On January 31, 2019, we entered into a loan agreement with E. SUN Commercial Bank, Hong Kong branch, the (“E.SUN Facility”), for the financing of an amount of up to $37.1 million which was used to refinance the outstanding amounts under the lease agreement of the Star Ariadne. On March 1, 2019, we drew the amount of $37.1 million, which is repayable in 20 consecutive, quarterly principal payments of $0.6 million plus a balloon payment of $24.7 million payable simultaneously with the last quarterly installment, which is due in March 2024. The E.SUN Facility is secured by a first priority mortgage on the vessel Star Ariadne

Table of  Contents
16.	Atradius Facility

On February 28, 2019, we entered into a loan agreement with ABN AMRO Bank N.V. (the “Atradius Facility”) for the financing of an amount up to $36.6 million that is to be used to finance the acquisition and installation of scrubber equipment for 42 vessels. The financing is credit insured (85%) by Atradius Dutch State Business N.V. of the Netherlands (the “Atradius”). As of December 31, 2019, three tranches of $33.3 million in aggregate were drawn and the last tranche of $3.3 million was drawn in January 2020. The facility is repayable in 10 consecutive semi-annual installments of $3.7 million and is secured by a second-priority mortgage on 22 vessels of our fleet.

17.	Citibank $62.6 million Facility

On May 8, 2019, we entered into a loan agreement with Citibank N.A., London Branch (the “Citibank $62.6 million Facility”). In May 2019, an amount of $62.6 million was drawn, which was used, together with cash on hand, to refinance the outstanding amounts under the lease agreements of Star Virgo and Star Marisa. The facility is repayable in 20 quarterly principal payments of $1.3 million and a balloon payment of $36.6 million payable simultaneously with the last quarterly installment, which is due in May 2024. The Citibank $62.6 million Facility is secured by a first priority mortgage on the aforementioned vessels.

18.	CTBC Facility

On May 24, 2019, we entered into a loan agreement with CTBC Bank Co., Ltd, (the “CTBC Facility”), for an amount of $35.0 million, which was used to refinance the outstanding amount under the lease agreement of Star Karlie. The facility is repayable in 20 quarterly principal payments of $0.7 million and a balloon payment of $20.4 million payable simultaneously with the last quarterly installment, which is due in May 2024. The CTBC Facility is secured by first priority mortgage on the aforementioned vessel.

19.	NTT Facility

On July 31, 2019, we entered into a loan agreement with a wholly owned subsidiary of NTT Finance Corporation (the “NTT Facility”), for an amount of $17.5 million. The amount was drawn in August 2019 and was used to refinance the outstanding loan amount of $11.2 million of Star Aquarius under the then existing facility with NIBC (the “NIBC $32.0 million Facility”). The facility is repayable in 27 quarterly principal payments of $0.3 million and a balloon payment of $9.1 million, which is due in August 2026. The NTT Facility is secured by first priority mortgage on Star Aquarius.

20.	CEXIM $106.5 million Facility

On September 23, 2019, we entered into a loan agreement with China Export-Import Bank (the “CEXIM $106.5 million Facility”) for an amount of $106.5 million, which was used to refinance the outstanding amount under the lease agreements of Katie K, Debbie H and Star Ayesha. The facility is available in three tranches of $35.5 million each, which were drawn in November 2019 and are repayable in 40 equal quarterly installments of $0.7 million and a balloon payment of $5.9 million payable together with the last installment. The CEXIM $106.5 million Facility is secured by first priority mortgages on the three aforementioned vessels.

21.	HSBC Working Capital Facility

In September 2019, we entered into a committed term sheet with HSBC France for a revolving facility of an amount up to $30.0 million (the “HSBC Working Capital Facility”), in order to finance working capital requirements. The agreement is secured by second priority mortgage on the eight vessels which secure the HSBC $80.0 million Facility. The loan agreement for this facility was executed on February 6, 2020. We are required to repay any amounts drawn under this facility within three months from their drawdown date. In February 2020, we drew an amount of $8.8 million under the HSBC Working Capital Facility. In addition, on March 23, 2020 an amount of $13.1 million was drawn under the HSBC Working Capital Facility and an additional amount of $2.2 million is expected to be drawn on or around March 30, 2020.

Table of  Contents
Scrubber Financing:

As of February 29, 2020, we have drawn down an amount of (i) $36.6 million under the Atradius Facility, (ii) $59.4 million under the DNB $310.0 million Facility, (iii) $1.3 million under the SEB Facility, (iv) $5.6 million under the ING $100.6 million Facility and (v) $13.4 million under the CMBL lease agreements discussed below, to finance the acquisition and installation of scrubber equipment. As of February 29, 2020, the undrawn portion of scrubber-related financing under all facilities following these drawdowns stands at $33.4 million.

All of our bank loans bear interest at LIBOR plus a margin.

Credit Facility Covenants

Our outstanding credit facilities generally contain customary affirmative and negative covenants, on a subsidiary level, including limitations to:

●	pay dividends if there is an event of default under our credit facilities;

●	incur additional indebtedness, including the issuance of guarantees, or refinance or prepay any indebtedness, unless certain conditions exist;

●	create liens on our assets;

●	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;

●	acquire new or sell vessels, unless certain conditions exist;

●	merge or consolidate with, or transfer all, or substantially all, our assets to another person; or

●	enter into a new line of business.

Furthermore, our credit facilities contain financial covenants requiring us to maintain various financial ratios, including:

●	a minimum percentage of aggregate vessel value to loans secured (security cover ratio or “SCR”);

●	a maximum ratio of total liabilities to market value adjusted total assets;

●	a minimum EBITDA to interest coverage ratio;

●	a minimum liquidity; and

●	a minimum market value adjusted net worth.

As of December 31, 2019, we were in compliance with the applicable financial and other covenants contained in our debt agreements.

The Restructuring Transactions

In addition to a number of measures  implemented to address the adverse market conditions in fiscal years 2015 and 2016 and in order to avoid any possibility that we might have been unable to comply with certain financial and other covenants in our credit agreements described below that were in place in August 2016 (the “RLA Credit Facilities”) with our banks and export credit agencies (the “Lenders”), we and all of our Lenders completed in August 2016, a global restructuring of our RLA Credit Facilities, which we refer to as the “Restructuring Transactions” and the final execution of all supplemental agreements made in July 2017 (the “Supplemental Agreements”).

Table of  Contents
The Supplemental Agreements, among other things (i) deferred principal payments owed from June 1, 2016 through June 30, 2018 to the due date of the balloon installments of each facility (the “Deferred Amounts”), (ii) waived in full or substantially relaxed the financial covenants, effective until December 31, 2019 and (iii) implemented a cash sweep mechanism pursuant to which excess cash at the consolidated level above certain thresholds was applied towards the payment of Deferred Amounts, payable pro rata based on each loan facility’s and lease agreement’s outstanding Deferred Amounts relative to the total Deferred Amounts at the end of each quarter. In exchange, we agreed to raise additional equity of not less than $50.0 million by September 30, 2016 (which condition was satisfied after the completion of equity offering in September 2016) and impose restrictions on paying dividends until all Deferred Amounts have been repaid.

In addition, we entered into a Restructuring Letter Agreement with one of our lease providers to defer a portion of the principal repayments included in the hire amounts that were scheduled for payment between October 1, 2016 and June 30, 2018 under all the lease agreements (the “Deferred Lease Amounts”). The Deferred Lease Amounts would be amortized on a monthly basis in the remaining charter period, unless otherwise prepaid as part of a cash sweep mechanism which shall be implemented on a consolidated level as discussed above.

In accordance with the terms of the Supplemental Agreements, in 2017 we distributed pro rata to all parties under the Restructuring (including the lease provider): an amount of $10.0 million. In 2018, we repaid all outstanding Deferred Amounts that had been accumulated from June 1, 2016 through September 30, 2018 and were still outstanding with total payments for the year ended December 31, 2018 amounting to $120.8 million.

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

Table of  Contents
As of December 31, 2019, we were in compliance with the applicable financial and other covenants contained in the 2022 Notes.

Bareboat Charters

We are party to separate bareboat charter party contracts with affiliates of New Yangzijiang shipyard regarding the Ultramax vessels Idee Fixe, Roberta, Laura and Kaley.  Pursuant to the terms of each bareboat charter, we pay New Yangzijiang a pre-agreed daily bareboat charter hire rate on a 30-days advance basis.  In addition, we have monthly purchase options to acquire each vessel at a pre-determined, amortizing-during-the-charter-period price. On the eighth anniversary of the delivery of each vessel, we have the obligation to purchase the vessel at a purchase price of $6.0 million. The four vessels were delivered to us during the year ended December 31, 2015.

In order to finance the cash portion of the consideration related to the Songa Vessel Purchase Transaction, discussed above, in July 2018, we entered, for each of the subject vessels, into an agreement to sell each such vessel and simultaneously entered into a bareboat charter party contract with affiliates of China Merchants Bank Leasing (“CMBL”) to bareboat charter the vessel for five years upon delivery of the vessel from Songa. CMBL agreed to provide an aggregate finance amount of $180.0 million, $19.6 million of which is to be used to finance the acquisition and installation of exhaust gas cleaning systems for the respective vessels (the “Songa Scrubbers”). Pursuant to the terms of the bareboat charter, we pay CMBL a fixed bareboat charter hire rate in quarterly installments plus interest. Under the terms of the bareboat charter, we have options to purchase each vessel starting on the second anniversary of such vessel’s delivery to us, at pre-determined, amortizing purchase price, while we have an obligation to purchase each vessel at the expiration of the bareboat term at a purchase price ranging from $2.2 million to $8.4 million. In September and November 2019, we drew a total amount of $12.2 million out of $19.6 million total available amount provided by CMBL for the Songa Scrubbers.

On September 27, 2018, we entered, into an agreement to sell the vessels Star Eleni and Star Leo and simultaneously entered into two bareboat charter party contracts with affiliates of CMBL to bareboat charter each one of the respective vessels for five years. CMBL provided in aggregate a finance amount of $57.3 million, which we used to repay the outstanding amount of $58.1 million in aggregate, under the then-existing lease agreements of the two vessels with CSSC (Hong Kong) Shipping Company Limited (“CSSC”). Pursuant to the terms of the bareboat charters, we pay CMBL a fixed bareboat charter hire rate in quarterly installments plus interest. Under the terms of the bareboat charters, we have options to purchase the vessels from year two onwards each at a pre-determined, amortizing purchase price, while we have an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $18.2 million for vessel Star Eleni and $20.0 million for vessel Star Leo.

In December 2018, we sold and simultaneously entered into a bareboat charter party contract with an affiliate of Kyowa Sansho to bareboat charter the vessel Star Fighter for ten years. Pursuant to the terms of the bareboat charter, we pay a daily bareboat charter rate payable monthly plus a variable amount. Under the terms of the bareboat charter, we have an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to us at a pre-determined, amortizing purchase price, while we have an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $2.5 million. The amount of $16.1 million provided under the respective agreement was used to pay the remaining amount of approximately $12.0 million under the HSH Nordbank $35.0 million Facility.

On March 29, 2019, we entered into an agreement to sell Star Pisces to SK Shipholding S.A. and simultaneously entered into a seven-year bareboat charter for the vessel. Pursuant to the terms of the bareboat charter, we pay a daily bareboat charter hire rate monthly plus interest, and we have an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to us at a pre-determined, amortizing purchase price. We also have an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $7.6 million. The amount of $19.1 million provided under the agreement which was concluded in April 2019, was used to pay the remaining amount of $11.7 million under the NIBC $32.0 million Facility.

Table of  Contents
On May 22, 2019, we entered into an agreement to sell Star Libra to Ocean Trust Co. Ltd. and simultaneously entered into a seven-year bareboat charter for the vessel. Pursuant to the terms of the bareboat charter, we pay a daily bareboat charter hire rate quarterly plus interest, and we have an option to purchase the vessel at any time after the vessel’s delivery to us at a pre-determined, amortizing purchase price. We also have an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $18.1 million. The amount of $34.0 million provided under the agreement which was completed in July 2019, was used to pay the remaining amount under the previous lease agreement for Star Libra with CSSC.

On July 10, 2019, we entered into an agreement to sell Star Challenger to Kyowa Sansho Co. Ltd. and simultaneously entered into an eleven-year bareboat charter party for the vessel. Pursuant to the terms of the bareboat charter, we pay a daily bareboat charter hire rate monthly plus a variable amount and we have an option to purchase the vessel starting on the third anniversary of vessel’s delivery to us at a pre-determined, amortizing purchase price. We also have an obligation to purchase the vessel at the expiration of the bareboat term. The amount of $15.0 million provided under the agreement was used to pay the remaining amount of approximately $10.9 million under the HSH Nordbank $35.0 million Facility.

In order to finance the cash portion of the consideration for the acquisition of the Delphin Vessels, in July 2019, we entered into, for each of the subject vessels, an agreement to sell each such vessel and simultaneously entered into a seven-year bareboat charter party contract with affiliates of CMBL for the vessel upon delivery of the vessel from Delphin. CMBL agreed to provide an aggregate finance amount of $91.4 million. Pursuant to the terms of each bareboat charter, we pay CMBL a fixed bareboat charter hire rate in quarterly installments plus interest. Under the terms of the bareboat charter, we have options to purchase each vessel starting on the first anniversary of such vessel’s delivery to us, at a pre-determined, amortizing purchase price, while we have an obligation to purchase each vessel at the expiration of the bareboat term at a purchase price ranging from $1.0 million to $3.4 million. In addition we have secured exhaust gas cleaning systems (the “Delphin Scrubbers”) for all of the Delphin Vessels which will be financed through an additional amount of $15.0 million, in aggregate, under the bareboat charter party contracts mentioned above. As of December 31, 2019 no amount for Delphin Scrubber had been drawn.

During the twelve-month period ended December 31, 2019, we repaid the outstanding amounts under the lease agreements of Star Magnanimus, Star Ariadne, Star Laetitia, Star Sienna, Star Virgo, Star Marisa, Star Karlie, Katie K, Debbie H and Star Ayesha with CSSC. The lease agreements were refinanced with the proceeds from the following loan facilities: (i) ING $100.6 million Facility, (ii) E.SUN Facility, (iii) SEB Facility, (iv) Citibank $62.6 million Facility, (v) CTBC Facility and (vi) CEXIM $106.5 million Facility, discussed above. In addition the Company repaid the outstanding amount under the lease agreement of Star Alessia (ex-ABY Asia) with Mitsui & Co., Ltd using the amount drawn under the ING $100.6 million Facility

C.	Research and Development, Patents and Licenses

Not Applicable.

D.	Trend Information

Please see Item 4 “Information on the Company” and Item 5 “Operating and Financial Review and Prospects”

E.	Off-balance Sheet Arrangements

As of the date of this annual report, we do not have any off-balance sheet arrangements.

Table of  Contents
F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2019:

In thousands of Dollars	Payments due by period
Obligations	Total	Less than 1 year -2020	1-3 years (2021 -2022)	3-5 years (2023-2024)	More than 5 years (After January 1, 2025)
Principal Loan Payments (1)	1,126,037	150,350	311,385	477,535	186,767
8.30% 2022 Notes	50,000	-	50,000	-	-
Interest payments (2)	183,143	50,398	80,246	32,006	20,493
Vessel upgrades (3)	48,634	48,634	-	-	-
Bareboat commitments charter hire - Operating vessels (4)	489,506	69,820	134,399	162,969	122,318
Future, minimum, charter-in hire payments (5)	3,894	3,894	-	-	-
Office rent	1,223	327	643	253	-
Total	1,902,437	323,423	576,673	672,763	329,578

(1)	Principal loan payments pursuant to our credit facilities as further described in Note 9 to our audited consolidated financial statements included in this report.

(2)
Amounts shown reflect interest payments we expect to make with respect to our long-term debt obligations, as well as 2022 Notes. The interest payments reflect an assumed LIBOR based on the applicable rate of 1.908% (the three-month LIBOR as of December 31, 2019) or 1.912% (the six-month LIBOR rate as of December 31, 2019), as applicable, plus the relevant margin of the applicable credit facility. The amounts shown do not include loan interest of $4.0 million and interest on the 8.30% 2022 Notes of $0.5 million which had accrued thereon as of December 31, 2019.

(3)
Amounts represent remaining payments under our Scrubber Retrofitting Program. For the respective payments, we obtained total financing of $149.8 million, of which $46.2 million remained undrawn as of December 31, 2019 (as further described in Note 9 to our consolidated financial statements included in this report).

(4)
The amounts represent our commitments under the bareboat lease arrangements for our operating vessels, representing the fixed and variable charter hire, which is further analyzed in Note 7 to our consolidated financial statements included in this report. The interest payments reflect an assumed 3-month LIBOR of 1.908% as of December 31, 2019, plus the relevant margin of the lease arrangements.

(5)	The amounts represent our commitments under the outstanding as of December 31, 2019 time charter-in arrangements for third party vessels.

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

Table of  Contents
The table set forth below indicates: (i) the carrying value of each of our vessels as of December 31, 2019, and (ii) which of our vessels we believe have a market value below their carrying value. As of December 31, 2019, we have 72 operating vessels that we believe have a market value below their carrying value. The aggregate difference between the carrying value of these vessels and their market value of $281 million represents the amount by which we believe we would have to reduce our net income if we sold these vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2019. However, we are not holding our vessels for sale, unless expressly stated.

Our estimates of charter-free market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:

●	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

●	news and industry reports of similar vessel sales;

●	news and industry reports of sales of vessels that are not similar to our vessels, where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

●	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

●	offers that we may have received from potential purchasers of our vessels; and

●
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

Table of  Contents
	Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2019 (in millions of U.S dollars)
1	Goliath	209,537	2015	55	*
2	Gargantua	209,529	2015	55	*
3	Star Poseidon	209,475	2016	37
4	Maharaj	209,472	2015	55	*
5	Star Leo (1)	207,939	2018	51
6	Star Laetitia	207,896	2017	47
7	Star Ariadne	207,812	2017	52	*
8	Star Virgo	207,810	2017	50
9	Star Libra (1)	207,765	2016	51	*
10	Star Sienna	207,721	2017	48
11	Star Marisa	207,709	2016	53	*
12	Star Karlie	207,566	2016	48	*
13	Star Eleni (1)	207,555	2018	45
14	Star Magnanimus	207,490	2018	55	*
15	Debbie H	206,861	2019	51
16	Star Ayesha	206,852	2019	52
17	Katie K	206,839	2019	51
18	Leviathan	182,511	2014	34
19	Peloreus	182,496	2014	34
20	Star Claudine (1)	181,258	2011	30	*
21	Star Ophelia (1)	180,716	2010	29	*
22	Star Martha	180,274	2010	37	*
23	Star Pauline	180,233	2008	26	*
24	Pantagruel	180,181	2004	26	*
25	Star Borealis	179,678	2011	42	*
26	Star Polaris	179,546	2011	42	*
27	Star Lyra (1)	179,147	2009	28	*
28	Star Janni	178,978	2010	24
29	Star Marianne	178,906	2010	21
30	Star Angie	177,931	2007	30	*
31	Big Fish	177,662	2004	27	*
32	Kymopolia	176,990	2006	31	*
33	Star Triumph	176,343	2004	16
34	Star Scarlett	175,800	2014	35	*
35	Star Audrey	175,125	2011	29	*
36	Big Bang	174,109	2007	33	*

Table of  Contents
Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2019 (in millions of U.S dollars)
37	Star Paola	115,259	2011	22	*
38	Star Eva	106,659	2012	20
39	Amami	98,681	2011	24	*
40	Madredeus	98,681	2011	24	*
41	Star Sirius	98,681	2011	25	*
42	Star Vega	98,681	2011	25	*
43	Star Aphrodite	92,006	2011	21
44	Star Piera	91,952	2010	20	*
45	Star Despoina	91,945	2010	20	*
46	Star Electra (1)	83,494	2011	22	*
47	Star Angelina	82,981	2006	19	*
48	Star Gwyneth	82,790	2006	21	*
49	Star Kamila	82,769	2005	18	*
50	Star Luna (1)	82,687	2008	17	*
51	Star Bianca (1)	82,672	2008	18	*
52	Pendulum	82,619	2006	18	*
53	Star Maria	82,598	2007	16	*
54	Star Markella	82,594	2007	17	*
55	Star Danai	82,574	2006	17	*
56	Star Jeanette	82,567	2014	25
57	Star Georgia	82,298	2006	14
58	Star Sophia	82,269	2007	16
59	Star Mariella	82,266	2006	18	*
60	Star Moira	82,257	2006	16	*
61	Star Nina	82,224	2006	13
62	Star Renee	82,221	2006	14
63	Star Nasia	82,220	2006	20	*
64	Star Laura	82,209	2006	14
65	Star Jennifer	82,209	2006	12
66	Star Mona (1)	82,188	2012	22	*
67	Star Helena	82,187	2006	15	*
68	Star Astrid (1)	82,158	2012	21	*
69	Star Alessia	81,944	2017	28
70	Star Calypso (1)	81,918	2014	24

Table of  Contents
Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2019 (in millions of U.S dollars)
71	Star Charis	81,711	2013	16
72	Star Suzanna	81,711	2013	16
73	Mercurial Virgo	81,545	2013	23	*
74	Stardust (1)	81,502	2011	20	*
75	Star Sky (1)	81,466	2010	20	*
76	Star Lydia	81,187	2013	25	*
77	Star Nicole	81,120	2013	24	*
78	Star Virginia	81,061	2015	27
79	Star Genesis (1)	80,705	2010	20	*
80	Star Flame (1)	80,448	2011	21	*
81	Star Iris	76,466	2004	16	*
82	Star Emily	76,417	2004	15	*
83	Idee Fixe (1)	63,458	2015	28	*
84	Roberta (1)	63,426	2015	27	*
85	Laura (1)	63,399	2015	27	*
86	Kaley (1)	63,283	2015	28	*
87	Kennadi	63,262	2016	28	*
88	Mackenzie	63,226	2016	17
89	Apus (1)	63,123	2014	18
90	Star Wave (1)	61,491	2017	27	*
91	Star Challenger (1)	61,462	2012	24	*
92	Star Fighter (1)	61,455	2013	24	*
93	Star Lutas	61,347	2016	27	*
94	Honey Badger	61,320	2015	28	*
95	Wolverine	61,292	2015	28	*
96	Star Antares	61,258	2015	27	*
97	Star Monica	60,935	2015	26	*
98	Star Aquarius	60,916	2015	21
99	Star Pisces (1)	60,916	2015	21
100	Star Glory (1)	58,680	2012	16	*

Table of  Contents
Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2019 (in millions of U.S dollars)
101	Pyxis (1)	56,615	2013	12
102	Hydrus (1)	56,604	2013	12
103	Leo (1)	56,582	2013	12
104	Diva	56,582	2011	12
105	D. Centaurus (1)	56,559	2012	11
106	Hercules (1)	56,545	2012	11
107	Pegasus (1)	56,540	2013	12
108	Cepheus (1)	56,539	2012	11
109	Columba (1)	56,530	2012	11
110	Dorado (1)	56,507	2013	12
111	Aquila (1)	56,506	2012	13
112	Star Bright	55,783	2010	13
113	Strange Attractor	55,742	2006	18	*
114	Star Omicron	53,489	2005	14	*
115	Star Zeta	52,994	2003	10	*
116	Star Theta	52,425	2003	10	*
	Total dwt	12,859,300		2,965

(1)	Vessels subject to a bareboat charter with purchase obligation at the expiration of the bareboat charter term.

*	Indicates dry bulk carrier vessels for which we believe, as of December 31, 2019, the basic charter-free market value is lower than the vessel’s carrying value.

We refer you to the risk factor entitled “The market values of our vessels have declined and may further decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities or result in impairment charges, and we may incur a loss if we sell vessels following a decline in their market value” and the discussion herein under the headings “Critical Accounting Policies - Impairment of long-lived assets” and “Results of Our Operations - Year ended December 31, 2019 compared to the year ended December 31, 2018 - Impairment Loss.”

G.	Safe Harbor

See section “forward looking statements” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. The board of directors is elected annually on a staggered basis, and each director elected holds office until his/her successor shall have been duly elected and qualified, except in the event of his/her death, resignation, removal or the earlier termination of his/her term of office. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Table of  Contents
On September 12, 2019, Mr. Roger Schmitz resigned from our board of directors.

On January 23, 2020 we announced the appointment of Mr. Brian Laibow to our board of directors as Class B Director and to our Nomination and Corporate Governance Committee. Mr. Laibow filled the seat made vacant by the resignation of Ms. Emily Stephens who had been a Director of the Company and member of the Nomination and Corporate Governance Committee since November 2018. Additionally, we announced that funds managed by Oaktree exercised the right to designate an additional director to our Board of Directors under the Oaktree Shareholders Agreement (described in “Item 4. Information on the Company-A. History and Development of the Company”) of July 2014. Oaktree nominated Ms. Dawna Men as its fourth Board member designee, who will also be a Class B Director. Mr. Laibow and Ms. Men are employed by Oaktree.

Our Board of Directors is now comprised of ten Directors.

Our directors and executive officers are as follows:

Name	Age	Position
Petros Pappas	67	Chief Executive Officer and Class C Director
Spyros Capralos	65	Non-Executive Chairman and Class C Director
Hamish Norton	61	President
Simos Spyrou	45	Co-Chief Financial Officer
Christos Begleris	38	Co-Chief Financial Officer
Nicos Rescos	48	Chief Operating Officer
Charis Plakantonaki	41	Chief Strategy Officer
Tom Søfteland	59	Class A Director
Koert Erhardt	64	Class B Director
Mahesh Balakrishnan	37	Class A Director
Nikolaos Karellis	69	Class A Director
Arne Blystad	65	Class C Director
Raffaele Zagari	51	Class C Director
Brian Laibow	43	Class B Director
Dawna Men	26	Class B Director

Petros Pappas, Chief Executive Officer and Director

Mr. Petros Pappas serves since July 2014 as our CEO and as a director on our board of directors. Mr. Pappas served from our inception up to July 2014 as our non-executive Chairman of the board of directors and director. He served as a member of Star Maritime’s board of directors since its inception. Throughout his career as a principal and manager in the shipping industry, Mr. Pappas has been involved in hundreds of vessel acquisitions and disposals. In 1989, he founded Oceanbulk Maritime S.A., a dry cargo shipping company that has operated managed vessels aggregating as much as 1.6 million deadweight tons of cargo capacity. He also founded Oceanbulk affiliated companies, which are involved in the ownership and management sectors of the shipping industry. Mr. Pappas is the Chairman of the UK Defense Club, a leading insurance provider of legal defense services in the shipping industry worldwide and is a member of the Union of Greek Ship Owners (UGS). Mr. Pappas received his B.A. in Economics and his MBA from The University of Michigan, Ann Arbor. Mr. Pappas was awarded the 2014 Lloyd’s List Greek Awards “Shipping Personality of the Year.”

Table of  Contents
Spyros Capralos, Non-Executive Chairman and Director

Mr. Spyros Capralos serves since July 2014 as the Non-Executive Chairman of our board of directors and as a director. He is also the Chairman of the Compensation Committee. From February 2011 to July 2014, Mr. Capralos served as our Chief Executive Officer, President and director. Effective as of January 1, 2015, Mr. Capralos also serves as Chief Executive Officer of Oceanbulk Container Carriers LLC. From October 2004 to October 2010, Mr. Capralos served as Chairman of the Athens Exchange and Chief Executive Officer of the Hellenic Exchanges Group and for the period from 2008-2010 was also the President of the Federation of European Securities Exchanges. He was formerly Vice Chairman of the National Bank of Greece, Vice Chairman of Bulgarian Post Bank, Managing Director of the Bank of Athens and has a ten-year banking experience with Bankers Trust Company (now Deutsche Bank) in Paris, New York, Athens, Milan and London. In October 2017, Mr. Capralos was re-elected as President of the Hellenic Olympic Committee for a four-year term (2017-2021) and in 2019 was elected as member of the International Olympics Committee. Previously, he served as Secretary General of the Athens 2004 Olympic Games and Executive Director and Deputy Chief Operating Officer of the Organizing Committee for the Athens 2004 Olympic Games. He has been an Olympic athlete in water polo and has competed in the Moscow (1980) and the Los Angeles (1984) Olympic Games. He studied economics at the University of Athens and earned his Master Degree in Business Administration from INSEAD University in France.

Hamish Norton, President

Mr. Hamish Norton serves as our President. Until December 31, 2012, Mr. Norton was Managing Director and Global Head of the Maritime Group at Jefferies & Company Inc. Mr. Norton is known for creating Nordic American Tanker Shipping and Knightsbridge Tankers, the first two high dividend yield shipping companies. He advised Arlington Tankers in the merger with General Maritime and has been an advisor to U.S. Shipping Partners. He also advised New Mountain Capital on its investment in Intermarine. In the 1990s, he advised Frontline on the acquisition of London and Overseas Freighters and arranged the sale of Pacific Basin Bulk Shipping. Prior to joining Jefferies, Mr. Norton ran the shipping practice at Bear Stearns. From 1984-1999 he worked at Lazard Frères & Co.; from 1995 onward as general partner and head of shipping. In addition to his role at Star Bulk, he is also an executive of Oceanbulk Maritime S.A. and is Chief Financial Officer and Head of Corporate Development of Oceanbulk’s joint ventures with Oaktree since 2012. Mr. Norton is a director of Neptune Lines and the Safariland Group. Mr. Norton received an AB in Physics from Harvard and a Ph.D. in Physics from University of Chicago.

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

Table of  Contents
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

Tom Søfteland, Director

Mr. Tom Søfteland has served as a director on our board of directors since inception. He is also the Chairman of our Audit Committee. During 1982 - 1990 he served in different positions within Odfjell Chemical Tankers, including operations, chartering and project activities. In August 1990 he joined the shipping department of IS Bank ASA and in 1992 he was appointed general manager of the shipping, oil & offshore department. In 1994 he was promoted to the position of Deputy CEO of IS BANK ASA. During the fourth quarter of 1996, Mr. Søfteland founded Capital Partners A.S. of Bergen, Norway, a financial services firm which specialized in shipping, oil & off-shore finance, investment bank and asset management services. He held the position of CEO until June 2007. From the second half of 2007, Mr. Søfteland has been a principal of the investment company, Spinnaker AS, based in Norway and has served in various positions at EGD Holding AS, Sea Sea Shipping Ltd, Tailwind, Stream Tankers and Arise Dynamic Rig Supply. Mr. Søfteland received a Business Economic degree from the Norwegian School of Business and Administration (NHH).

Koert Erhardt, Director

Mr. Koert Erhardt has served as a director of our board of directors since inception. He is also the Chairman of our Nominating and Corporate Governance Committee. He is currently the Managing Director of Augustea Bunge Maritime Ltd. of Malta. From September 2004 to December 2004, he served as the Chief Executive Officer and a member of the board of CC Maritime S.A.M., an affiliate of the Coeclerici Group, an international conglomerate whose businesses include shipping and transoceanic transportation of dry bulk materials. From 1998 to September 2004, he served as General Manager of Coeclerici Armatori S.p.A. and Coeclerici Logistics S.p.A., affiliates of the Coeclerici Group, where he created a shipping pool that commercially managed over 130 vessels with a carrying volume of 72 million tons and developed the use of the Freight Forward Agreement trading, which acts as a financial hedging mechanism for the pool. From 1994 to 1998, he served as the General Manager of Bulk Italia, a prominent shipping company which at the time owned and operated over 40 vessels. From 1990 to 1994, Mr. Erhardt served in various positions with Bulk Italia. From 1988 to 1990, he was the Managing Director and Chief Operating Officer of Nedlloyd Drybulk, the dry bulk arm of the Nedlloyd Group, an international conglomerate whose interests include container ship liner services, tankers, oil drilling rigs and ship brokering. Mr. Erhardt received his Diploma in Maritime Economics and Logistics from Hogere Havenen Vervoersschool (now Erasmus University), Rotterdam, and successfully completed the International Executive Program at INSEAD, Fontainebleau, France. Mr. Erhardt has also studied at the London School of Foreign Trade.

Table of  Contents
Mahesh Balakrishnan, Director

Mr. Mahesh Balakrishnan has served as a director on our board of directors since February 2015. Mr. Balakrishnan has extensive financial and business experience, as well as in depth knowledge of the dry bulk shipping industry. Until August 2019, Mr. Balakrishnan was a Managing Director in Oaktree’s Opportunities Funds. He joined Oaktree in 2007 and focused on investing in the chemicals, energy, financial institutions, real estate and shipping sectors. Mr. Balakrishnan has worked with a number of Oaktree’s portfolio companies and has served on the boards of STORE Capital Corp. (NYSE:STOR) and Momentive Performance Materials. He has been active on a number of creditors’ committees, including ad hoc committees in the Lehman Brothers and LyondellBasell restructurings. Prior to Oaktree, Mr. Balakrishnan spent two years as an analyst in the Financial Sponsors & Leveraged Finance group at UBS Investment Bank. Mr. Balakrishnan graduated cum laude with a B.A. degree in Economics (Honors) from Yale University.

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

Arne Blystad, Director

Mr. Arne Blystad has served on our board of directors since July 2018. He is an independent investor located in Oslo, Norway. The Blystad Group, which is 100% owned and controlled by Mr. Arne Blystad and his immediate family, has a long history in international shipping. Mr. Blystad began, after high school, his career as a shipbroker in London and New York. He later started various ventures within the shipping and offshore drilling space. This has involved both private and public listed companies, where he has held various board and management positions over the years. The Blystad Group has investments in various shipping segments such as dry bulk, chemical tankers, container feeder and semi sub heavy-lift, real-estate and securities.

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

Table of  Contents
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

Brian Laibow, Director

Mr. Brian Laibow serves on our board of directors since January 2020. He is a Managing Director in Oaktree where he has worked since 2006 following graduation from Harvard Business School, where he received his M.B.A. Before attending Harvard, Mr. Laibow worked at Caltius Private Equity, a middle market LBO firm in Los Angeles, as a senior business analyst at McKinsey & Company, and as an investment banking intern at J.P. Morgan. Mr. Laibow graduated magna cum laude with a B.A. degree in economics from Dartmouth College and studied economics at Oxford University. He serves on the Dartmouth College endowment Investment Committee, Brentwood School Finance Committee, board of the Independent School Alliance for Minority Affairs and is a member of Young Presidents Organization (YPO).

Dawna Men, Director

Ms. Dawna Men serves on our board of directors since January 2020. She is an Associate in Oaktree’s Opportunities Funds and has worked with a number of Oaktree’s portfolio companies. Prior to joining Oaktree in 2018, Ms. Men spent two years as an investment banking analyst in the Financial Restructuring Group at Houlihan Lokey. Ms. Men received a B.S. degree in economics magna cum laude from The Wharton School, University of Pennsylvania.

B.	Compensation of Directors and Senior Management

For the year ended December 31, 2019, aggregate compensation to our senior management was $2.2 million under the employment agreements. Non-employee directors of Star Bulk receive an annual cash retainer of $15,000, each. The chairman of the audit committee receives a fee of $15,000 per year and each of the audit committee members receives a fee of $7,500. Each chairman of our other standing committees receives an additional $5,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. We do not have a retirement plan for our officers or directors. The aggregate compensation of the board of directors for the year ended December 31, 2019 was approximately $179,000.

Employment and Consultancy Agreements

We are a party to employment and consultancy agreements with certain members of our senior management team. For a description of these agreements, see “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions - Employment and Consultancy Agreements.”

Table of  Contents
Equity Incentive Plan

On February 22, 2017, February 27, 2018 and May 22, 2019, our board of directors approved the 2017 Equity Incentive Plan (the “2017 Equity Incentive Plan”), the 2018 Equity Incentive Plan (the “2018 Equity Incentive Plan”) and the 2019 Equity Incentive Plan (the “2019 Equity Incentive Plan”) (collectively, the “Equity Incentive Plans”), respectively, under which our officers, key employees, directors, and consultants are eligible to receive options to acquire common shares, share appreciation rights, restricted shares and other share-based or share-denominated awards. We reserved a total of 950,000 common shares, 700,000 common shares and 900,000 common shares for issuance under the Equity Incentive Plans, subject to further adjustment for changes in capitalization as provided in the plans. The purpose of the Equity Incentive Plans is to encourage ownership of shares by, and to assist us in attracting, retaining and providing incentives to, our officers, key employees, directors and consultants, whose contributions to us are or may be important to our success and to align the interests of such persons with our shareholders. The various types of incentive awards that may be issued under the Equity Incentive Plans, enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business. The Equity Incentive Plans are administered by our compensation committee, or such other committee of our board of directors as may be designated by the board. The Equity Incentive Plans permit issuance of restricted shares, grants of options to purchase common shares, share appreciation rights, restricted shares, restricted share units and unrestricted shares.

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

The board of directors may amend or terminate the Equity Incentive Plans and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholders’ approval of Equity Incentive Plans amendments may be required in certain definitive, pre-determined circumstances if required by applicable rules of a national securities exchange or the Commission. Unless terminated earlier by the board of directors, the Equity Incentive Plans will expire ten years from the date on which the Equity Incentive Plans were adopted by the board of directors.

The terms and conditions of the Equity Incentive Plans are substantially similar to those of the previous plans. As of February 29, 2020, there are 271,038 common shares unvested from the 2018 and 2019 Equity Incentive Plans.

Table of  Contents
During the years 2017, 2018 and 2019 and up to February 29, 2020, pursuant to the Equity Incentive Plans, we have granted to certain directors and officers the following securities:

●	On February 22, 2017, 544,000 restricted common shares were granted to certain of our directors and officers, all of which vested on August 22, 2017.

●
On February 27, 2018, 396,500 restricted common shares were granted to certain of our directors and officers, of which 253,500 restricted common shares vested on August 27, 2018, 71,500 restricted common shares vested on February 27, 2019 and the remaining 71,500 restricted common shares will vest on February 27, 2021.

●
On May 22, 2019, 567,157 restricted common shares were granted to certain of the Company’s directors and officers of which 367,620 restricted common shares vested in August 2019, 99,769 restricted common shares will vest in August 2020 and the remaining 99,769 restricted common shares will vest in August 2022.

On January 7, 2019, our Board of Directors and Compensation Committee established an incentive program for key employees, pursuant to which an aggregate of four million (4,000,000) restricted share units (each, a “RSU”), comprising of 10 tranches of 400,000 RSU each, will be issued. Each RSU represents, upon vesting, a right for the relevant beneficiary to receive one common share of Star Bulk. The RSUs are subject to the satisfaction of certain performance conditions, which apply if our fleet performs better than relevant dry bulk charter rate indices as reported by the Baltic Exchange (the “Indices”) during 2020 and 2021. The RSUs start to vest if the Company’s fleet performs better than the Indices by at least $120.0 million, and vest in increasing amounts if and to the extent the performance of our fleet exceeds the performance that would have been derived based on the Indices by up to an aggregate of $300.0 million. Subject to the vesting conditions being met on April 30, 2021 and April 30, 2022 (each, a “Vesting Date”) two million RSUs will vest on each Vesting Date, on tranches based on the level of performance, and the relevant common shares of Star Bulk will be issued by the Company and distributed to the relevant beneficiaries as per the allocation of the Board of Directors. Any non-vested RSUs at the applicable Vesting Date will be cancelled. As of December 31, 2019, we believe that only one tranche, which vests on April 30, 2022, has a likelihood of its vesting to meet the “more likely than not” standard under US GAAP, and as a result amortization expense for these 400,000 RSUs of $1.2 million was recognized and is included under “General and administrative expenses” in the consolidated statement of operations for the year ended December 31, 2019.

As of the date of this annual report, 101,074 common shares are available under the Equity Incentive Plans.

C.	Board Practices

Our board of directors is divided into three classes with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The term of each class of directors expires as follows:

●	The term of the Class A directors expires on May 12, 2020;

●	The term of the Class B directors expires in 2021; and

●	The term of the Class C directors expires in 2022.

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

Table of  Contents
Our compensation committee, which is comprised of three independent directors, is responsible for, among other things, recommending to the board of directors our senior executive officers’ compensation and benefits.

Our nominating and corporate governance committee, which is comprised of three independent directors, is responsible for, among other things, (i) recommending to the board of directors nominees for director and directors for appointment to committees of the board of directors, and (ii) advising the board of directors with regard to corporate governance practices.

Shareholders may also nominate directors in accordance with procedures set forth in Bylaws.

Our Audit Committee consists of Mr. Koert Erhardt, Mr. Nikolaos Karellis and Mr. Tom Søfteland, who is the Chairman of the committee. Our Compensation Committee consists of Mr. Tom Søfteland, Mr. Mahesh Balakrishnan and Mr. Spyros Capralos, who is the Chairman of the committee. Our Nominating Committee consists of Mr. Spyros Capralos, Mr. Brian Laibow and Mr. Koert Erhardt, who is the Chairman of the committee.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

D.	Employees

As of December 31, 2017, 2018, 2019 and February 29, 2020 we had 149, 169, 181 and 183 employees, respectively, including our executive officers.

E.	Share Ownership

With respect to the total amount of common shares owned by all of our officers and directors, individually and as a group, see Item 7 “Major Shareholders and Related Party Transactions.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table presents certain information as of February 29, 2020, February 28, 2019 and February 27, 2018 regarding the ownership of our common shares with respect to each shareholder, who we know to beneficially own more than five percent of our outstanding common shares, and our executive officers and directors.

	Common Shares Beneficially Owned as of
	February 29, 2020		February 28, 2019		February 27, 2018
Beneficial Owner	Amount	Percentage	Amount	Percentage	Amount	Percentage
Oaktree Capital Group Holdings GP, LLC and certain of its advisory clients (2)	35,129,436	36.6%	31,587,490	33.9%	32,579,506	50.8%
Impala Asset Management LLC(3)	5,622,913	5.9%	n/a	n/a	4,094,420	6.4%
Augustea Entities(4)	4,384,520	4.6%	4,622,897	5.0%	n/a	n/a
Entities affiliated with Petros Pappas	4,096,718	4.3%	3,912,988	4.2%	2,934,649	4.6%
Entities affiliated with Arne Blystad	2,159,505	2.2%	2,159,505	2.3%	n/a	n/a
Oceanbulk Container Carriers LLC(5)	2,974,261	3.1%	2,974,261	3.2%	n/a	n/a
Directors and executive officers of the Company, in the aggregate (6)	1,377,672	1.4%	1,092,499	1.2%	980,266	1.5%

Table of  Contents

(1)
Percentage amounts based on 96,074,497 common shares outstanding as of February 29, 2020, 93,089,717 common shares outstanding as of February 28, 2019 and 64,160,004 common shares outstanding as of February 27, 2018.

(2)
As of February 29, 2020, consists of (i) 1,316,498 shares held by Oaktree Value Opportunities Fund, L.P. (“VOF”), (ii) 2,397,106 shares held by Oaktree Opportunities Fund IX Delaware, L.P. (“Fund IX”), (iii) 22,016 shares held by Oaktree Opportunities Fund IX (Parallel 2), L.P. (“Parallel 2”), (iv) 11,445,307 shares held by Oaktree Dry Bulk Holdings LLC (“Dry Bulk Holdings”), (v) 19,726,429 shares held by OCM XL Holdings L.P., a Cayman Islands exempted limited partnership (“OCM XL”) and (vi) 222,080 shares held by OCM FIE, LLC (“FIE”). Each of the foregoing funds and entities is affiliated with Oaktree Capital Group, LLC (“OCG”) which is managed by its ten-member board of directors which is comprised of members appointed by each of Oaktree Capital Group Holdings GP, LLC and Brookfield Asset Management, Inc.  Each of the direct and indirect general partners, managing members, directors, unit holders, shareholders, and members of VOF, Fund IX, Parallel 2, Dry Bulk Holdings, OCM XL and FIE, may be deemed to share voting and dispositive power over the shares owned by such entities, but disclaims beneficial ownership in such shares except to the extent of any pecuniary interest therein. The address for these entities (collectively, the “Oaktree Funds”) is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(3)	Based on a Schedule 13G filed with the SEC on February 14, 2020, by Impala Asset Management LLC. The address of Impala Asset Management LLC is 324 Royal Palm Way, Palm Beach, Florida 33480.

(4)
As of February 29, 2020, consists of (i) 2,969,771 shares beneficially owned directly by Augustea MED Limited, a Malta limited liability company (“Augustea MED”), (ii) 1,370,044 shares beneficially owned directly by Augustea Bunge Maritime Limited, a Malta limited liability company (“ABML”) and (iii) 44,705 shares beneficially directly owned by Augustea Oceanbulk Maritime Malta Limited, a Malta limited liability company (“Augustea Oceanbulk”). Augustea MED is owned by Augustea Atlantica S.p.A, a joint stock limited liability company incorporated in Italy (“Augustea Atlantica”), ABML is 50.85% owned by Augustea Atlantica and 49.15% owned by Bunge Investment Management Limited, a British Virgin Islands limited liability company (“BIML”), however, certain matters require the approval of 75% of the issued shares and Augustea Oceanbulk is (a) 0.12% owned directly by Augustea Atlantica and (b) 65.84% owned by Augustea Malta Holding Limited, which is wholly owned by Augustea Atlantica. Augustea Atlantica is wholly owned by Augustea Holding S.p.A., a joint stock limited liability company incorporated in Italy (“Augustea Holding”). The directors of Augustea Holding are Raffaele Zagari (Chairman, Executive Director and CEO), Maurizio Pavesi (Executive Director and CFO), Pietrantonio Cafiero (Non-executive Director), Roberto Donnini (Non-executive, Independent Director) and Stefano Ferrailo (Non-executive, Independent Director). Mr. Raffaele Zagari was appointed as a member of the Company’s Board of Directors on August 3, 2018.

(5)	All of the 2,974,261 common shares that are currently directly held by Oceanbulk Container Carriers LLC will be distributed to Oaktree when such a distribution were to take place.

(6)
These numbers of shares do not include shares beneficially owned by Messrs, Pappas, Blystad and Zagari, that are presented within line items “Entities affiliated with Petros Pappas”, “Entities affiliated with Arne Blystad” and “Augustea Entities”, respectively, above.

Table of  Contents
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

In addition, we have granted certain demand registration rights and shelf registration rights to Oaktree, affiliates of Mr. Petros Pappas, York and Augustea pursuant to the Registration Rights Agreement and to E.R. in connection with the E.R. Vessel Purchase Transaction. See “See “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions-Registration Rights Agreement.”

As of February 29, 2020, 96,074,497 of our outstanding common shares were held in the United States by 204 holders of record, including Cede & Co., the nominee for the Depository Trust Company, which held 70,675,154 of those shares.

B.	Related Party Transactions

For a description of all of our Related Party Transactions, see also Note 3 (Transaction with Related Parties) to our consolidated financial statements included herein for more information.

Transactions with Oceanbulk Maritime, S.A. and affiliates

Oceanbulk Maritime, S.A., a related party, is a ship management company and is controlled by Ms. Milena-Maria Pappas. One of the affiliated companies of Oceanbulk Maritime provides us certain financial corporate development services. The related expenses for each of the years ended December 31, 2017, 2018 and 2019 were $0.3 million, respectively, and are included in General and administrative expenses in the consolidated statement of operations. As of December 31, 2018 and 2019, we had outstanding receivables of $0.1 million and $0.3 million, respectively, from Oceanbulk Maritime S.A and its affiliates for payments made by us on its behalf for certain administrative items.

Table of  Contents
OCC Vessel Acquisition

As more specifically described in Item 4.A “Information on the Company-History and development of the Company,” on May 14, 2018, we entered into a definitive agreement with OCC, an entity affiliated with Oaktree Capital Management L.P. and with family members of our Chief Executive Officer, Mr. Petros Pappas, pursuant to which we acquired the OCC Vessels, for an aggregate of 3,304,735 common shares of Star Bulk. The three newbuilding vessels were delivered to us in 2019.

Employment and Consultancy Agreements

We are a party to four consultancy agreements in each case with a separate company owned and controlled by either Mr. Simos Spyrou, our Co-Chief Financial Officer, Mr. Christos Begleris, our Co-Chief Financial Officer, Mr. Nicos Rescos, our Chief Operating Officer or Mrs. Charis Plakantonaki, our Chief Strategy Officer. Pursuant to each of these consultancy agreements, we are required to pay an aggregate base fee of $0.7 million per annum to these four companies (this amount includes certain fees determined in Euros, using the exchange rate as of December 31, 2019, which was $1.12 per euro).

We are also a party to six employment agreements with each of the Chief Executive Officer, the President, the Chief Operating Officer, the Co-Chief Financial Officers and the Chief Strategy Officer, Messrs. Petros Pappas, Hamish Norton, Nicos Rescos, Simos Spyrou, Christos Begleris and Mrs. Charis Plakantonaki, respectively.

In aggregate, the related expenses under the employment agreements for 2017, 2018 and 2019 were $1.9 million, $2.2 million and $2.2 million, respectively, and are included in General and administrative expenses in the consolidated statement of operations.

In aggregate, the related expenses under the consultancy agreements for 2017, 2018 and 2019 were $0.5 million, $0.5 million and $0.7 million, respectively, and are included in General and administrative expenses in the consolidated statement of operations.

Office Lease Agreements

On January 1, 2012, Starbulk S.A. entered into a one year lease agreement for office space with Combine Marine Ltd., or Combine Ltd., a company controlled by Ms. Milena-Maria Pappas and by Mr. Alexandros Pappas, both children of our Chief Executive Officer, Mr. Petros Pappas. The lease agreement provides for a monthly rental of €2,500 (approximately $2,807, using the exchange rate as of December 31, 2019, which was $1.12 per euro). On January 1, 2013, the agreement was renewed and unless terminated by either party, it will expire in January 2024.

In addition, on December 21, 2016, Starbulk S.A., entered into a six year lease agreement for office space with Alma Properties, a company controlled by Mrs. Milena - Maria Pappas. The lease agreement provides for a monthly rental of €300 (approximately $337, using the exchange rate as of December 31, 2019, which was $1.12 per euro).

Interchart Shipping Inc.

Interchart is a Liberian company affiliated with family members of our Chief Executive Officer. In 2014, we acquired 33% of the total outstanding common stock of Interchart. The ownership interest was purchased from an entity affiliated with family members of our Chief Executive Officer. In November 2014, we entered into a services agreement with Interchart for chartering, brokering and commercial services for all of our vessels for a monthly fee of $275,000, with a term until March 31, 2015, which following consecutive renewals was effective until December 31, 2018. In November 2018, we entered into a new service agreement with Interchart, with effect from November 1, 2018 until December 31, 2019, pursuant to which the monthly fee was increased to $325,000. In August 2019, the Company renewed this services agreement until December 31, 2020, pursuant to which the monthly fee decreased to $315,000. During the years ended December 31, 2017, 2018 and 2019, the brokerage commission charged by Interchart amounted to $3.3 million, $3.4 million and $3.9 million, respectively, and is included in “Voyage expenses” in the consolidated statements of operations.

Table of  Contents
Sydelle Marine Ltd.

In April 2017, Sydelle Marine Limited, a company controlled by members of the family of our Chief Executive Officer, entered into a pooling agreement with our fully owned subsidiary Domus Shipping LLC, owner of the vessel Star Ariadne, whereby the net revenues of Star Ariadne and the vessel owned by Sydelle Marine Limited, will be equally split between the two companies. Pursuant to this agreement, the pool adjustment for the years ended December 31, 2017 and 2018 was ($0.3) million and ($0.9) million, respectively, which is recorded in “Voyage revenues” in the relevant consolidated statement of operations. The agreement was terminated effective December 31, 2018.

In addition during 2019, we entered into three freight agreements with Sydelle Marine Limited to charter-in its vessel. The total charter-in expense for the aforementioned freight agreements during the year ended December 31, 2019 was $5.5 million and is included in “Charter-in hire expenses” in the consolidated statement of operations.

StarOcean Manning Philippines Inc.

We have 25% ownership interest in Starocean Manning Philippines, Inc. (“Starocean”), a company that is incorporated and registered with the Philippine Securities and Exchange Commission, which provides crewing agency services. The remaining 75% interest is held by local entrepreneurs. This investment is accounted for as an equity method investment which as of December 31, 2018 and 2019 stands at $0.05 million and $0.1 million, respectively and is included in “Other Current Assets” in the relevant consolidated balance sheet.

Augustea Technoservices Ltd.:

Following the completion of the Augustea Vessel Purchase Transaction, we appointed Augustea Technoservices Ltd., an entity affiliated with certain of the sellers of the Augustea Vessels (including one of our directors, Mr. Zagari), as the technical manager of certain of our vessels. The management fees incurred for the years ended December 31, 2018 and 2019 were $2.3 million and $6.6 million, respectively and are included in “Management fees” in the consolidated statements of operations.

Songa Shipmanagement Ltd.:

Following the completion of the Songa Vessel Purchase Transaction, we appointed Songa Shipmanagement Ltd, an entity affiliated with certain of the sellers of the Songa Vessels (including one of our directors, Mr. Blystad), as the technical manager of certain of our vessels. The management fees incurred for the year ended December 31, 2018 were $0.4 million and from January 1, 2019 until March 31, 2019, when the respective management agreement was terminated, the management fees incurred were $0.03 million Both amounts are included in “Management fees” in the consolidated statements of operations.

Augustea Oceanbulk Maritime Malta Ltd.:

On September 24, 2019, we chartered-in the vessel AOM Marta, which is owned by AOM, an entity affiliated with Augustea Atlantica SpA and certain members of our Board of Directors. The agreed rate for chartering in AOM Marta is index-linked, and the lease term does not exceed the period of 12 months. The charter-in expense for the year ended December 31, 2019 was $2.6 million and is included in “Charter-in hire expenses” in the consolidated statement of operation.

Table of  Contents
Coromel Maritime Limited:

During 2019, we entered into a freight agreement with ship-owning company Coromel to charter-in its vessel. Coromel is controlled by family members of our Chief Executive Officer. The charter-in expense for the aforementioned freight agreement during the year ended December 31, 2019 was $5.7 million and is included in “Charter-in hire expenses” in the consolidated statement of operations

Eagle Bulk Pte. Ltd.:

In 2019, we entered into two time charter agreements with Eagle Bulk Pte. Ltd. to charter-in two of its vessels for a daily rate of $16,300 and $15,800 respectively, for a period approximately of two months for each vessel. Eagle Bulk Pte. Ltd. is related to Oaktree, one of our major shareholders. As of December 31, 2019, both the aforementioned time charter agreements have been completed. The charter-in expense for the aforementioned time charter agreements during the year ended December 31, 2019 was $1.9 million and is included in “Charter-in hire expenses” in the consolidated statement of operations.

Oaktree Shareholders Agreement

The following is a summary of the material terms of the Oaktree Shareholders Agreement. Capitalized terms that are used in this description of the Oaktree Shareholders Agreement but not otherwise defined below have the meanings ascribed to them under the caption, “8. Certain Definitions.”

General

The Oaktree Shareholders Agreement was entered into on the date the Merger was completed (July 11, 2014) and governs the ownership interest of Oaktree and its affiliated investment funds that own Common Shares (and any Affiliates (as defined below) of the foregoing persons that become Oaktree Shareholders pursuant to a transfer or other acquisition of our Equity Securities (as defined below) in accordance with the terms of the Oaktree Shareholders Agreement, collectively, the “Oaktree Shareholders”) following the Merger. Based on the number of our outstanding common shares on February 29, 2020, the Oaktree Shareholders beneficially own approximately 36.6% of the common shares outstanding of the Company.

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

The Oaktree Shareholders are entitled to nominate three Directors, two Directors and one Director to the board of directors for so long as the Oaktree Shareholders and their Affiliates beneficially own 25% or more, but less than 40% of the outstanding Voting Securities, own 15% or more, but less than 25% of the outstanding Voting Securities and own 5% or more, but less than 15% of our outstanding Voting Securities, respectively. The four directors currently designated by Oaktree are Messrs. Pappas, Balakrishnan and Laibow and Ms. Men.

Table of  Contents
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

The Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee will consist of at least three Directors, with the number of members determined by the board of directors; provided, however, that for so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own 15% or more of our outstanding Voting Securities, the Compensation Committee and the Nominating and Corporate Governance Committee will consist of three members each, and the Oaktree Shareholders are entitled to include one Oaktree Designee on each such Committee.

The board of directors will appoint individuals selected by the Nominating and Corporate Governance Committee to fill the positions on the committees of the board of directors that are not required to be filled by Oaktree Designees. See Item 6. “Directors and Senior Management.”

Directors serve on the board until their resignation or removal or until their successors are nominated and appointed or elected; provided, that if the number of Directors that the Oaktree Shareholders are entitled to nominate pursuant to the Oaktree Shareholder Agreement is reduced by one or more Directors, then the Oaktree Shareholders shall, within 5 business days, cause such number of Oaktree Designees then serving on the board of directors to resign from the board of directors as is necessary so that the remaining number of Oaktree Designees then serving on the board of directors is less than or equal to the number of Directors that the Oaktree Shareholders are then entitled to nominate. However, no such resignation will be required if a majority of the Directors then in office (other than the Oaktree Designees) provides written notification to the Oaktree Shareholders within such 5 business day period that such resignation will not be required.

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

Table of  Contents
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

Table of  Contents
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

Limitations on Transfer; No Control Premium

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

●	sales that have received Disinterested Director Approval;

●
a tender offer or exchange offer, by an Unaffiliated Buyer, that is made to all of our shareholders, so long as such offer would not result in a Change of Control Transaction, unless the consummation of such Change of Control Transaction has received Disinterested Director Approval;

●	transfers to an Affiliate of the Oaktree Shareholders that is an investment fund or managed account in accordance with the Oaktree Shareholders Agreement; and

●
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

Table of  Contents
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

Table of  Contents
“Change of Control Transaction” means (a) any acquisition, in one or more related transactions, by any Person or Group, whether by transfer of Equity Securities, merger, consolidation, amalgamation, recapitalization or equity sale (including a sale of securities by the Company) or otherwise, which has the effect of the direct or indirect acquisition by such Person or Group of the Majority Voting Power in the Company; or (b) any acquisition by any Person or Group directly or indirectly, in one or more related transactions, of all or substantially all of the consolidated assets of the Company and its subsidiaries (which may include, for the avoidance of doubt, the sale or issuance of Equity Securities of one or more subsidiaries of the Company).

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

Table of  Contents
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

Table of  Contents
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

Table of  Contents
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

Other Agreements

All transactions involving the Pappas Shareholders or their Affiliates, on the one hand, and the Company or its Subsidiaries, on the other hand, will require Disinterested Director Approval; provided, that Disinterested Director Approval will not be required for pro rata participation in primary offerings of our Equity Securities based on number of outstanding Voting Securities held.

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

Table of  Contents
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

“beneficial owner” means a “beneficial owner”, as such term is defined in Rule 13d-3 under the Exchange Act; “beneficially own”, “beneficial ownership” and related terms shall have the correlative meanings.

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

Table of  Contents
Registration Rights Agreement

On July 11, 2014, Oaktree, affiliates of Mr. Petros Pappas and Monarch entered into the Registration Rights Agreement. The Registration Rights Agreement provides Oaktree with certain demand registration rights and provides Oaktree and affiliates of Mr. Petros Pappas with certain shelf registration rights in respect of any of our common shares held by them, subject to certain conditions, including those shares acquired in July 2014. In addition, in the event that we register additional common shares for sale to the public, we are required to give notice to Oaktree and affiliates of Mr. Petros Pappas of our intention to effect such registration and, subject to certain limitations, we are required to include our common shares held by those holders in such registration.

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

On April 2, 2019, we filed a registration statement on Form F-3 (File No. 333-230687), which became effective on April 11, 2019 to add E.R. since the acquisition agreement of E.R vessels provided them with certain registration rights.

On July 23, 2019 and on October 7, 2019, we filed a registration statement on Form F-3 (File No. 333-232765), which became effective on August 21, 2019 and a registration statement on Form F-3 (File No. 333-234125), which became effective on October 16, 2019, respectively. These registration statements covers the resale of up to 2,966,260 and 1,537,110, respectively, of our common shares by Delphin Holdings, LLC, which were issued to Delphin Holdings, LLC as consideration for the acquisition of the Delphin Vessels.

Purchase of Shares in the February 2017 Private Placement

As part of the February 2017 Private Placement, Oaktree purchased 3,244,292 common shares at the price of $8.154 per common share. The aggregate gross proceeds to us of the February 2017 Private Placement were approximately $51.5 million.

Table of  Contents
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

Dividend Policy

The declaration and payment of dividends will be subject at all times to the discretion of our board of directors. The timing and amount of dividends will depend on our dividend policy, earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, if any, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent, or would be rendered insolvent upon the payment of such dividends, or if there is no surplus, dividends may be declared or paid out of net profits for the fiscal year in which the dividend is declared, and for the preceding fiscal year.

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

Following the full repayment of Deferred Amounts in 2018, currently, we are able under our financing agreement to pay dividend unless an event of default has occurred. We did not pay any dividends for the years ended December 31, 2017and 2018.

Table of  Contents
In November 2019, our Board of Directors established a future dividend policy pursuant to which our Board of Directors intends to declare a dividend in each of February, May, August and November in an amount equal to (a) our Total Cash Balance minus (b) the product of (i) the Minimum Cash Balance per Vessel and (ii) the Number of Vessels.

“Total Cash Balance” means (a) the aggregate amount of cash on our balance sheet as of the last day of the quarter preceding the relevant dividend declaration date minus (b) any proceeds received by us from vessel sales or securities offerings in the last 12 months that have been earmarked for share repurchases, debt prepayment and vessel acquisitions.

“Minimum Cash Balance per Vessel” means:

a.	$1.00 million for December 31, 2019;
b.	$1.15 million for March 31, 2020
c.	$1.30 million for June 30, 2020
d.	$1.45 million for September 30, 2020
e.	$1.60 million for December 31, 2020
f.	$1.75 million for March 31, 2021
g.	$1.90 million for June 30, 2021
h.	$2.10 million for September 30, 2021

“Number of Vessels” means the total number of vessels owned or leased on a bareboat basis by us as of the last day of the quarter preceding the relevant dividend declaration date.

Any future dividends remain subject to approval of our Board of Directors each quarter after its review of our financial performance and will depend upon various factors, including but not limited to the prevailing charter market conditions, capital requirements, limitations under our credit agreements and applicable provisions of Marshall Islands law. There can be no assurance that our Board of Directors will declare any dividend in the future.

Pursuant to the above dividend policy in November 2019 and February 2020, we declared a quarterly cash dividend of $0.05 per share, totaling $4.8 million for each of the third and the fourth quarter of 2019, which was paid in December 2019 and March 2020, respectively.

B.	Significant Changes.

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in Note 21 “Subsequent events” of our annual consolidated financial statements.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

Our common shares are traded on the Nasdaq Global Select Market and the Oslo Børs under the symbol “SBLK.”

Item 10.	Additional Information

A.	Share Capital

Not Applicable.

Table of  Contents
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

Under our Articles of Incorporation, our authorized capital stock consists of 325,000,000 registered shares of stock:

●	300,000,000 common shares, par value $0.01 per share; and

●
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

As of February 29, 2020, we had 96,074,497 common shares issued and 96,067,526 common shares (net of treasury shares) outstanding. No preferred shares are issued or outstanding.

In addition, our Articles of Incorporation grant the Chairman of our board of directors a tie-breaking vote in the event the directors’ vote is evenly split or deadlocked on a matter presented for vote.

Our Articles of Incorporation and Bylaws

Our purpose, as stated in Section B of our Articles of Incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act.

Directors

Our directors are elected by a majority of the votes cast by shareholders entitled to vote in an election. Our Articles of Incorporation provide that cumulative voting shall not be used to elect directors. Our board of directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66 2/3% of the entire board of directors. Our Articles of Incorporation provide for a staggered board of directors whereby directors shall be divided into three classes: Class A, Class B and Class C, which shall be as nearly equal in number as possible. Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The terms of our board of directors are as follows: (i) the term of our Class A directors expires in 2020; (ii) the term of our Class B directors expires in 2021; and (iii) the term of our Class C directors expires in 2022. Each director serves his or her respective term of office until his or her successor has been elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Table of  Contents
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

We are also authorized to carry directors’ and officers’ insurance as a protection against any liability asserted against our directors and officers acting in their capacity as directors and officers regardless of whether we would have the power to indemnify such director or officer against such liability by law or under the provisions of our Bylaws. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The indemnification provisions in our Bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders.

Table of  Contents
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

As of December 31, 2019, we were a party to the Oaktree Shareholders Agreement, the Pappas Shareholders Agreement, the Registration Rights Agreement and the acquisition agreement with E.R. For a discussion of these agreements, please see the section of this annual report entitled “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions.”

Table of  Contents
We have no other material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

D.	Exchange Controls

Under the laws of the Marshall Islands, Liberia, Cyprus, Malta, Singapore and Germany, which are the countries of incorporation of the Company and its subsidiaries, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

E.	Taxation

The following is a discussion of the material Marshall Islands and U.S. federal income tax regimes relevant to an investment decision with respect to our common shares.

In addition to the tax consequences discussed below, we may be subject to tax in one or more other jurisdictions, including Greece, Cyprus, Malta, Singapore and Germany, where we conduct activities. We expect that our tax exposure in these jurisdictions is immaterial.

Marshall Islands Tax Consequences

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

Material United States Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences to us of our activities and to our shareholders of the ownership and disposition of our common shares. This discussion is not a complete analysis or listing of all of the possible tax consequences to our shareholders of the ownership and disposition of our common shares and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with shareholders that will hold common shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, at any time, 10% or more of the value of our stock or 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of shareholders, such as (i) financial institutions, (ii) regulated investment companies, (iii) real estate investment trusts, (iv) tax-exempt entities, (v) insurance companies, (vi) persons holding the common shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle,” (vii) persons that acquired common shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, (viii) U.S. expatriates, (ix) persons subject to the alternative minimum tax, the “base erosion and anti-avoidance” tax or the net investment income tax, (x) dealers or traders in securities or currencies, (xi) persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement” and (xii) U.S. shareholders whose functional currency is not the U.S. dollar. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law of the ownership of our common shares.

Table of  Contents
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

After the completion of the Redomiciliation Merger, the shareholders of Star Maritime owned less than 80% of the Company. Star Maritime received an opinion of its counsel, Seward & Kissel,that Star Bulk should not be subject to Section 7874(b) after the Redomiciliation Merger. Based on the structure of the Redomiciliation Merger, the Company believes that it is not subject to U.S. federal income tax as a U.S. domestic corporation on its worldwide income for taxable years after the Redomiciliation Merger. However, there is no authority directly addressing the application of Section 7874(b) to a transaction such as the Redomiciliation Merger where shares in a foreign corporation, such as the Company, are issued concurrently with (or shortly after) a merger. In particular, since there is no authority directly applying the “series of related transactions” or “plan” provisions to the post-acquisition stock ownership requirements of Section 7874(b), there is no assurance that the U.S. Internal Revenue Service (IRS) or a court will agree with Seward & Kissel’s opinion on this matter. Moreover, Star Maritime has not sought a ruling from the IRS on this point. Therefore, there is no assurance that the IRS would not seek to assert that the Company is subject to U.S. federal income tax on its worldwide income after the Redomiciliation Merger, although the Company believes that such an assertion should not be successful.

The remainder of this discussion assumes that the Company will not be treated as a U.S. domestic corporation for any taxable year.

Table of  Contents
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

Table of  Contents
As discussed below, we believe that we qualify for exemption under Section 883 for 2018 and 2019. However, we may not qualify for this tax exemption for subsequent tax years due to the factual nature of this inquiry.

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

Based on information contained in Schedules 13G and 13D filing with the U.S. Securities and Exchange Commission, we believe that we satisfy the Publicly Traded Test for 2018 and 2019 because we are not subject to the 5% Override Rule for the these years because 5% Shareholders did not collectively own more than 50% of our outstanding common stock for more than half of the days in 2018 and 2019, respectively. Accordingly, we believe that we qualify for exemption under Section 883 for 2018 and 2019. However, we may not qualify for this exemption from U.S. federal income tax on our U.S. source sipping income in subsequent taxable years due to the factual nature of this inquiry.

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

Table of  Contents
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

Our shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

(1)          we have, or are considered to have, a fixed place of business in the United States involved in the earning of U.S. source shipping income; and

(2)          substantially all of our U.S. source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States.

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

Table of  Contents
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

Table of  Contents
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

Table of  Contents
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

Table of  Contents
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

Individuals who are U.S. Holders (and to the extent specified in the applicable Treasury Regulations, certain individuals who are non-U.S. Holders and certain U.S. entities) who hold “specified foreign financial assets” (as defined in Section 6038D of the Code and the applicable Treasury Regulations) are required to file IRS Form 8938 (Statement of Specified Foreign Financial Assets) with information relating to each such asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year. Specified foreign financial assets would include, among other assets, our common stock, unless the common stock were held through an account maintained with a U.S. financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, the statute of limitations on the assessment and collection of U.S. federal income tax with respect to a taxable year for which the filing of IRS Form 8938 is required may not close until three years after the date on which IRS Form 8938 is filed. U.S. Holders (including U.S. entities) and non-U.S. Holders are encouraged to consult their own tax advisors regarding their reporting obligations under Section 6038D of the Code.

F.	Dividends and paying agents

Not Applicable.

Table of  Contents
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

All existing interest rates swaps as of December 31, 2017, matured or were prepaid prior to their maturity through the refinancing of the corresponding debt during the year ended December 31, 2018 and no interest rate swaps were entered into during 2019.

As of December 31, 2019, the floating rate portion of our long-term obligations consisted of senior secured credit facilities and recognized bareboat lease obligations and the fixed rate portion consisted of the 2022 Notes. The total interest expense of our long-term debt and bareboat leasing obligations for the year ended December 31, 2019 was $80.4 million. Our estimated total interest expense for the year ending December 31, 2020 is expected to be $71.2 million. Our estimated amount of interest expense reflects interest payments we expect to make with respect to our long-term debt obligations, our recognized bareboat lease obligations, as well as the 2022 Notes. The interest expense related to the floating rate portion of our long-term debt and bareboat leasing obligations reflects an assumed LIBOR-based applicable rate of 1.908% (the three-month LIBOR rate as of December 31, 2019) or 1.912% (the six-month LIBOR rate as of December 31, 2019), as applicable, plus the relevant margin of the applicable debt and lease arrangement. The following table sets forth the sensitivity of our existing long-term obligations in millions of Dollars, as of December 31, 2019, as to a 100 basis point increase in LIBOR during the next five years. The interest rate swaps entered into subsequently to December 31, 2019 as further described below are not part of the below sensitivity.

Table of  Contents
For the year Ending December 31,	Estimated amount of interest expense	Estimated amount of interest expense after an increase of 100 basis points	Sensitivity

2020	69.7	84.0	14.3
2021	60.4	72.7	12.3
2022	50.4	60.7	10.3
2023	31.0	38.0	7.0
2024	16.6	20.5	3.9

The table below provides information about our financial instruments at December 31, 2019, that are sensitive to changes in interest rates, including our debt and lease contracts. For long-term debt and leases, the table presents expected outstanding balances and related weighted-average interest rates by expected maturity dates.

In thousands of Dollars	As of year ended December 31,
	2020	2021	2022	2023	2024

Long-Term Debt:
Variable Rate Debt, outstanding balance	$1,352,844	$1,154,548	$933,749	$443,407	$305,691
Average Interest Rate on Variable Debt (1)	4.5%	4.7%	4.7%	4.7%	4.4%
Fixed-Rate Debt, outstanding balance	50,000	50,000	-	-	-
Average Interest Rate on Fixed Debt (2)	8.3%	8.3%	8.3%	-	-

(1)	Average Interest Rate on Variable Debt represents the weighted average interest rate for our floating rate debt and leases comprising of LIBOR rate as of December 31, 2019 and applicable margin.

(2)	Average Interest Rate on Fixed Debt represents the annual coupon for our 8.30% 2022 Notes outstanding as of December 31, 2019.

Table of  Contents
In March 2020, we entered into various interest rate derivative contracts with ING Bank N.V (“ING”), DNB Bank ASA (“DNB”) and Skandinaviska Enskilda Banken AB (“SEB”) to fix forward some of our floating interest rate liabilities (totaling an amount of $397.8 million as of December 31, 2019 ), the major terms of which are provided below:

Counterparty	Inception	Expiry	Fixed Rate	Amortizing Notional amount	Average Annual amortization
ING	29-Mar-20	29-Mar-26	0.70%	from $29.96 mil to $17.65 mil	$1.2 million
DNB	30-Mar-20	28-Sep-23	0.64%	from $128.91 mil to $51.02 mil	$6.0 million
SEB	30-Mar-20	28-Sep-23	0.63%	from $51.57 mil to $20.41 mil	$2.4 million
ING	2-Apr-20	2-Oct-25	0.70%	from $19.69 mil to $9.84 mil	$1.9 million
ING	2-Apr-20	2-Oct-25	0.70%	from $19.69 mil to $9.84 mil	$1.9 million
ING	3-Apr-20	3-Apr-23	0.68%	from $16.16 mil to $12.74 mil	$0.3 million
SEB	30-Apr-20	30-Jan-25	0.73%	from $29.44 mil to $19.25 mil	$2.7 million
SEB	30-Apr-20	30-Jan-25	0.73%	from $29.44 mil to $19.25 mil	$2.7 million

Currency and Exchange Rates

We generate all of our revenues in Dollars and operating expenses in currencies other than the Dollar are approximately 3% of total operating expenses during 2019, of which 2% is in Euros. Further, 59% of our General and administrative expenses were incurred in currencies other than the Dollar (mainly Euros) during 2019, of which 52% is in Euros. For accounting purposes, expenses incurred in Euros or other currencies except Dollars are converted into Dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the Dollar and the Euro, which could affect the amount of net income that we report in future periods. As of December 31, 2019, the effect of a 1% adverse movement in Dollar/Euro exchange rates would have resulted in an increase of $204,187 and $42,458 in our General and administrative expense and our operating expenses, respectively. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. The use of financial derivatives or non-derivative instruments, including foreign exchange forward agreements, would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative or non-derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Freight Derivatives and Bunker Swaps

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

During the years ended December 31, 2017, 2018 and 2019, we entered into a number of FFAs on the Capesize and Panamax and Supramax indexes. We used these freight derivatives as an economic hedge to reduce the risk on specific vessels trading in the spot market, or to take advantage of short term fluctuations in the market prices. Our freight derivatives do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in earnings. FFAs are settled on a daily basis through reputable exchanges such as London Clearing House or Singapore Exchange (SGX). Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. Freight options are treated as assets/liabilities until they are settled.

Table of  Contents
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

We used these bunker swaps as an economic hedge to reduce the risk on bunker price differentials. Our bunker swaps do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in earnings. Our bunker swaps are settled through reputable clearing houses. Bunker swaps are treated as assets/liabilities until they are settled. During the years ended December 31, 2017, 2018 and 2019, we entered into a number of bunker swaps.

For the year ended December 31, 2017, we incurred a net loss on forward freight agreements and bunker swaps of $0.8 million, mainly consisting of realized loss of $0.9 million. For the year ended December 31, 2018, we incurred a net loss on forward freight agreements and bunker swaps of $0.4 million, consisting of unrealized loss of $1.3 million and realized gain of $0.9 million. For the year ended December 31, 2019, we incurred a net gain on forward freight agreements and bunker swaps of $4.4 million, consisting of realized gain of $4.7 million and unrealized loss of $0.3 million.

In December 2019, we also entered into a bunker swap with ING Bank N.V. to hedge 84,000 metric tons or approximately 10% of our estimated annual fuel consumption by selling the 2020 Singapore spread between Very Low-Sulfur Fuel Oil (VLSFO) – High-Sulfur Fuel Oil (HSFO) at $266 per ton. The effective date of the swap was January 1, 2020 and the maturity date is December 31, 2020.

 In 2020 we entered into bunker swaps with ING Bank N.V. and Intercontinental Exchange, Inc (“ICE”) to hedge in aggregate 70,000 metric tons of our estimated fuel consumption by selling the Singapore spread between VLSFO – HSFO at an average price of $146 per ton for the period from March to December 2020 (7,000 metric tons per month). The effective date of these swaps is March 1, 2020 and the maturity date is December 31, 2020. In addition, in 2020 we entered into a bunker swap with ING Bank N.V. to hedge in aggregate 24,000 metric tons of our estimated fuel consumption by selling the Singapore spread between VLSFO – HSFO at an average price of $106 per ton for the period from January to December 2021 (2,000 metric tons per month). The effective date of these swaps is January 1, 2021 and the maturity date is December 31, 2021.

Item 12.	Description of Securities Other than Equity Securities

A.	Debt securities

Not Applicable.

B.	Warrants and rights

Not Applicable.

C.	Other securities

Not Applicable.

D.	American depository shares

Not Applicable.

Table of  Contents
PART II.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

(a)	(Disclosure Controls and Procedures

As of December 31, 2019, our management (with the participation of our Chief Executive Officer and Co-Chief Financial Officers) conducted an evaluation pursuant to Rule 13a-15 and 15d-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Co-Chief Financial Officers concluded that as of December 31, 2019, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our Chief Executive Officer and Co-Chief Financial Officers, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15 and 15d-15 under the Securities and Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Co-Chief Financial Officers, and carried out by our board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes policies and procedures that:

●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets;

●
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

●
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

Table of  Contents
Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2019 is effective.

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

Our board of directors has determined that Mr. Søfteland, whose biographical details are included in Item 6. “Directors and Senior Management,” the chairman of our Audit Committee qualifies as a financial expert and is considered to be independent according to the Commission rules.

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

Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young”), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2017. Deloitte Certified Public Accountants S.A. (“Deloitte”), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2018 and 2019. This table below sets forth the total amounts billed and accrued for Deloitte and Ernst & Young services regarding fiscal years 2018 and 2019 and breaks down these amounts by category of services:

Table of  Contents
(In thousands of Dollars)
	2018	2019
Audit fees (a)	$656	$709
Audit-related fees (b)	17	39
Tax fees (c)	–	–
All other fees (d)	–	–
Total fees	$673	$748

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

Table of  Contents
During the years ended December 31, 2018 and 2019, we purchased the following common shares:

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit) (1)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
November 29-30, 2018	63,864	$9.5357	63,864	$49,383,454
December 1-31, 2018	277,499	$9.0473	277,499	$46,868,823
February 1-28, 2019	195,605	$8.1017	195,605	$45,284,504
April 1-30, 2019	1,339,717	$7.2407	1,339,717	$35,431,526
July 1-31, 2019	1,020,000	$8.4000	1,020,000	$26,863,526
August 1-31, 2019	43,873	$8.9855	43,873	$26,469,626
Total	2,940,558	N/A	2,940,558	N/A

(1)          The average price paid per share does not include commissions paid for each transaction.

Item 16F.	Change in Registrants Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

As a foreign private issuer, we are permitted to follow home country practices in lieu of certain Nasdaq corporate governance requirements. We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. We are exempt from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, the voting rights agreement and the establishment and composition of an audit committee and a formal written audit committee charter. The practices we follow in lieu of Nasdaq’s corporate governance requirements are as follows:

●
While our board of directors is currently comprised of directors a majority of whom are independent, we cannot assure you that in the future we will have a majority of independent directors. Our board of directors does not hold annual meetings or executive sessions at which only independent directors are present.

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

●	In lieu of obtaining shareholder approval prior to the issuance of designated securities, we plan to obtain the approval of our board of directors for such share issuances.

●
While our audit, compensation and nominating and corporate governance committees are currently comprised of directors who are all independent, we cannot assure you that in the future we will have committees composed completely of independent directors.

Table of  Contents
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

Table of  Contents
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

4.7	2017 Equity Incentive Plan (included as Exhibit 4.9 to the Company’s Form 20-F, which was filed with the Commission on March 22, 2018 and incorporated herein by reference)
4.8	2018 Equity Incentive Plan (included as Exhibit 4.10 to the Company’s Form 20-F, which was filed with the Commission on March 22, 2018 and incorporated herein by reference)
4.9	2019 Equity Incentive Plan
4.10	Description of Common Shares
4.11	Description of 8.30% Senior Notes due 2022

Table of  Contents
Exhibit Number	Description
13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young (Hellas) Certified Auditors Accountants S.A.)
15.2	Consent of Independent Registered Public Accounting Firm (Deloitte Certified Public Accountants S.A.)
101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, formatted in Extensible Business Reporting Language (XBRL):
(i) Consolidated Balance Sheets as of December 31, 2018 and 2019;
(ii) Consolidated Statements of Operations for the years ended December 31, 2017, 2018 and 2019;
(iv) Consolidated Statements of Shareholders’ Equity for the for the years ended December 31, 2017, 2018 and 2019;
(v) Consolidated Statements of Cash Flows for the for the years ended December 31, 2017, 2018 and 2019; and
(vi) the Notes to Consolidated Financial Statements.

Table of  Contents
SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 27, 2020

Star Bulk Carriers Corp.
(Registrant)
By:	/s/ Petros Pappas
	Name:	Petros Pappas
	Title:	Chief Executive Officer

Table of  Contents
STAR BULK CARRIERS CORP.

Table of  Contents
Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Star Bulk Carriers Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Star Bulk Carriers Corp. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income/(loss), shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 20, 2020, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
March 27, 2020

We have served as the Company’s auditor since 2018.

Table of  Contents
Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Star Bulk Carriers Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Star Bulk Carriers Corp. and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated March 20, 2020, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control Over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

March 27, 2020

Table of  Contents
Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Star Bulk Carriers Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of operations, comprehensive loss, stockholders' equity and cash flows for the year ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”) of Star Bulk Carriers Corp. (the Company). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
March 22, 2018

(except for the effects of the adoption of ASU 2016-18 described in Note 2 to the consolidated financial statements as of and for the year ended December 31, 2018, as to which the date is March 21, 2019)

Table of  Contents
STAR BULK CARRIERS CORP.
Consolidated Balance Sheets
As of December 31, 2018 and 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	December 31, 2018	December 31, 2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$204,921	$117,819
Restricted cash, current (Note 9)	6,435	7,422
Trade accounts receivable, net	38,402	58,785
Inventories (Note 4)	27,436	51,153
Due from managers	284	899
Due from related parties (Note 3)	1,322	590
Prepaid expenses and other receivables	6,504	17,745
Derivative asset, current (Note 20)	537	216
Other current assets (Notes 3 and 18)	7,046	11,413
Vessel held for sale (Note 5)	5,949	-
Total Current Assets	298,836	266,042

FIXED ASSETS
Advances for vessels under construction and acquisition of vessels (Note 6)	59,900	-
Vessels and other fixed assets, net (Note 5)	2,656,108	2,965,527
Total Fixed Assets	2,716,008	2,965,527

OTHER NON-CURRENT ASSETS
Long term investment (Note 3)	1,108	1,162
Restricted cash, non-current (Note 9)	2,521	1,021
Leased buildings, right-of-use assets (Note 2)	-	1,216
Other non-current assets	3,664	3,703
TOTAL ASSETS	$3,022,137	$3,238,671

LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long term debt (Note 9)	$101,007	$150,350
Lease financing short term (Note 7)	65,837	52,145
Accounts payable	20,959	42,779
Due to managers	3,757	5,781
Due to related parties (Note 3)	1,649	4,017
Accrued liabilities (Note 15)	16,854	46,761
Derivative liability (Note 20)	1,799	1,724
Deferred revenue	10,855	7,374
Total Current Liabilities	222,717	310,931

NON-CURRENT LIABILITIES
8.30% 2022 Notes, net of unamortized debt issuance costs of $1,590 and $1,179, as of December 31, 2018 and 2019, respectively (Note 9)	48,410	48,821
Long term debt, net of current portion and unamortized debt issuance costs of $10,997 and $15,098, as of December 31, 2018 and 2019, respectively (Note 9)	685,819	960,589
Lease financing long term, net of unamortized debt issuance costs of $2,975 and $3,936, as of December 31, 2018 and 2019 respectively (Note 7)	540,925	369,831
Fair value of below market time charters acquired (Note 8)	3,553	2,473
Leased buildings, operating lease liabilities (Note 2)	-	1,216
Other non-current liabilities	668	770
TOTAL LIABILITIES	1,502,092	1,694,631

COMMITMENTS & CONTINGENCIES (Note 17)

SHAREHOLDERS' EQUITY
Preferred Shares; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2018 and 2019, respectively (Note 10)	-	-
Common Shares, $0.01 par value, 300,000,000 shares authorized; 92,627,349 shares issued and 92,285,986 shares (net of treasury shares) outstanding at December 31, 2018; 96,073,197 shares issued and 96,066,226 shares (net of treasury shares) outstanding as of December 31, 2019 (Note 10)	926	961
Additional paid in capital	2,502,429	2,544,342
Treasury shares (341,363 and 6,971 shares at December 31, 2018 and 2019, respectively)	(3,145)	(93)
Accumulated deficit	(980,165)	(1,001,170)
Total Shareholders' Equity	1,520,045	1,544,040
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,022,137	$3,238,671

The accompanying notes are integral part of these consolidated financial statements.

Table of  Contents
STAR BULK CARRIERS CORP.
Consolidated Statements of Operations
For the years ended December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Years ended December 31,
	2017	2018	2019

Revenues:
Voyage revenues (Note 18)	$331,976	$651,561	$821,365

Expenses
Voyage expenses (Note 3 and 19)	64,682	121,596	222,962
Charter-in hire expenses (Note 3)	5,325	92,896	126,813
Vessel operating expenses (Note 19)	101,428	128,872	160,062
Dry docking expenses	4,262	8,970	57,444
Depreciation	82,623	102,852	124,280
Management fees (Note 3 and 12)	7,543	11,321	17,500
General and administrative expenses (Note 3)	30,955	33,972	34,819
Impairment loss (Note 5 and 20)	-	17,784	3,411
Other operational loss	989	191	110
Other operational gain (Note 11)	(2,918)	-	(2,423)
Provision for doubtful debts	-	722	1,607
(Gain)/Loss on forward freight agreements and bunker swaps (Note 20)	841	447	(4,411)
(Gain)/Loss on sale of vessels ( Note 5)	(2,598)	-	5,493
	293,132	519,623	747,667
Operating income / (loss)	38,844	131,938	73,698

Other Income/ (Expenses):
Interest and finance costs (Note 9)	(50,458)	(73,715)	(87,617)
Interest and other income/(loss)	2,997	1,866	1,299
Gain / (Loss) on derivative financial instruments, net (Note 20)	246	707	-
Loss on debt extinguishment (Note 9)	(1,257)	(2,383)	(3,526)
Total other expenses, net	(48,472)	(73,525)	(89,844)

Income / (loss) before taxes and equity in income of investee	$(9,628)	$58,413	$(16,146)
Income taxes (Note 16)	(236)	(61)	(109)
Income/(Loss) before equity in income of investee	(9,864)	58,352	(16,255)
Equity in income of investee	93	45	54
Net income/(loss)	(9,771)	58,397	(16,201)
Earnings / (Loss) per share, basic	$(0.16)	$0.76	$(0.17)
Earnings / (Loss) per share, diluted	(0.16)	0.76	(0.17)
Weighted average number of shares outstanding, basic (Note 14)	63,034,394	77,061,227	93,735,549
Weighted average number of shares outstanding, diluted (Note 14)	63,034,394	77,326,111	93,735,549

The accompanying notes are an integral part of these consolidated financial statements.

Table of  Contents
STAR BULK CARRIERS CORP.
Consolidated Statements of Comprehensive Income/ (Loss)
For the years ended December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Years ended December 31,
	2017	2018	2019
Net income / (loss)	$(9,771)	$58,397	$(16,201)
Other comprehensive income / (loss):
Unrealized gains / losses from cash flow hedges:
Unrealized gain / (loss) from hedging interest rate swaps recognized in Other comprehensive income/(loss) before reclassifications	47	106	-
Less:
Reclassification adjustments of interest rate swap gain/(loss)	852	(711)	-
Other comprehensive income / (loss)	899	(605)	-
Total comprehensive income / (loss)	$(8,872)	$57,792	$(16,201)

The accompanying notes are an integral part of these consolidated financial statements.

Table of  Contents
STAR BULK CARRIERS CORP.
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive income/(loss)	Accumulated deficit	Treasury stock	Total Shareholders' Equity

BALANCE, January 1, 2017	56,628,907	$566	$2,063,490	$(294)	$(1,026,532)	$-	$1,037,230
Net income / (loss)	-	$-	$-	$-	$(9,771)	$-	$(9,771)
Other comprehensive income / (loss)	-	-	-	899	-	-	899
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 13)	1,220,825	13	9,254	-	-	-	9,267
Issuance of common stock (Note 10)	6,310,272	63	50,364	-	-	-	50,427
BALANCE, December 31, 2017	64,160,004	$642	$2,123,108	$605	$(1,036,303)	$-	$1,088,052

Cumulative effect of accounting change	-	-	-	-	(2,259)	-	(2,259)
Net income / (loss)	-	-	-	-	58,397	-	58,397
Other comprehensive income / (loss)	-	-	-	(605)	-	-	(605)
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 13)	868,975	8	8,064	-	-	-	8,072
Secondary offering expenses	-	-	(2,032)	-	-	-	(2,032)
Acquisition of OCC Vessels (Note 5 and 10)	3,304,735	33	42,929	-	-	-	42,962
Acquisition of Songa Vessels (Note 3, 5 and 10)	13,725,000	137	182,543	-	-	-	182,680
Acquisition of Augustea Vessels (Note 3, 5 and 10)	10,277,335	103	143,780	-	-	-	143,883
Acquisition of E.R Vessels (Notes 5 and 10)	291,300	3	4,037	-	-	-	4,040
Purchase of treasury stock (Note 10)	-	-	-	-	-	(3,145)	(3,145)
BALANCE, December 31, 2018	92,627,349	$926	$2,502,429	$-	$(980,165)	$(3,145)	$1,520,045

Net income / (loss)	-	-	-	-	(16,201)	-	(16,201)
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 13)	883,700	9	7,934	-	-	-	7,943
Dividend declared and paid ($0.05 per share)	-	-	-	-	(4,804)	-	(4,804)
Acquisition of Songa Vessels	-	-	-	-	-	(93)	(93)
Acquisition of E.R Vessels (Notes 5 and 10)	999,336	10	10,055	-	-	-	10,065
Purchase of treasury stock (Note 10)	(2,940,558)	(29)	(23,546)	-	-	3,145	(20,430)
Acquisition of Delphin vessels (Note 5 and 10)	4,503,370	45	47,470	-	-	-	47,515
BALANCE, December 31, 2019	96,073,197	$961	$2,544,342	$-	$(1,001,170)	$(93)	$1,544,040

The accompanying notes are an integral part of these consolidated financial statements.

Table of  Contents
STAR BULK CARRIERS CORP.
Consolidated Statements of Cash Flows
For the years ended December 31, 2017, 2018 and 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Years ended December 31,
	2017	2018	2019
Cash Flows from Operating Activities:
Net income / (loss)	$(9,771)	$58,397	$(16,201)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation	82,623	102,852	124,280
Amortisation of fair value of above market time charters (Note 8)	-	-	336
Amortisation of fair value of below market time charters (Note 8)	-	(1,820)	(2,349)
Amortization of debt issuance costs (Note 9)	2,660	3,253	5,590
Loss on debt extinguishment (Note 9)	1,257	2,383	3,526
Impairment loss (Note 5)	-	17,784	3,411
Loss / (gain) on sale of vessels (Note 5)	(2,598)	-	5,493
Provision for doubtful debts	-	722	1,607
Share-based compensation (Note 13)	9,267	8,072	7,943
Non-cash effects of derivative financial instruments	(1,821)	(1,230)	-
Fair value hedge adjustment (Note 20)	-	(1,609)	-
Change in fair value of forward freight derivatives and bunker swaps (Note 20)	(36)	1,339	246
Other non-cash charges	144	108	28
Amortization of deferred gain	(52)	-	-
Gain on hull and machinery claims (Note 11)	(456)	(309)	(2,264)
Equity in income of investee	(93)	(45)	(54)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	(5,949)	(22,266)	(20,383)
Inventories	(4,811)	(8,091)	(23,717)
Prepaid expenses and other receivables	(43)	(7,545)	(14,940)
Due from related parties	745	(1,091)	732
Due from managers	1,430	(284)	(615)
Other non-current assets	-	(1,972)	(357)
Increase/(Decrease) in:
Accounts payable	4,709	10,288	3,627
Due to related parties	(127)	1,420	2,368
Accrued liabilities	(863)	3,827	11,675
Due to managers	1,420	2,337	2,024
Deferred revenue	5,169	2,489	(3,481)
Net cash provided by / (used in) Operating Activities	82,804	169,009	88,525

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisition of vessels and other fixed assets	(143,684)	(328,634)	(347,140)
Cash proceeds from vessel sales (Note 5)	15,153	-	56,632
Hull and machinery insurance proceeds	1,430	3,307	10,671
Net cash provided by / (used in) Investing Activities	(127,101)	(325,327)	(279,837)

Cash Flows from Financing Activities:
Proceeds from bank loans, leases and notes	160,780	987,980	768,282
Loan and lease prepayments and repayments	(86,262)	(875,037)	(623,892)
Financing and debt extinguishment fees paid	(2,910)	(13,818)	(15,366)
Dividends paid	-	-	(4,804)
Proceeds from issuance of common stock	51,454	-	-
Offering expenses paid related to the issuance of common stock	(1,027)	(532)	-
Repurchase of common shares	-	(3,145)	(20,523)
Refund of financing premia	-	1,247	-
Net cash provided by / (used in) Financing Activities	122,035	96,695	103,697

Net increase/(decrease) in cash and cash equivalents and restricted cash	77,738	(59,623)	(87,615)
Cash and cash equivalents and restricted cash at beginning of period	195,762	273,500	213,877

Cash and cash equivalents and restricted cash at end of period	$273,500	$213,877	$126,262

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid during the year for:
Interest	$50,227	$65,158	$82,172
Non-cash investing and financing activities:
Shares issued in connection with vessel acquisitions	-	373,565	57,580
Vessel upgrades	-	-	27,848

Reconciliation of (a) cash and cash equivalents, and restricted cash reported within the consolidated balance sheets to (b) the total amount of such items reported in the statements of cash flows:
Cash and cash equivalents	$257,911	$204,921	$117,819
Restricted cash, current (Note 9)	7,169	6,435	7,422
Restricted cash, non-current (Note 9)	8,420	2,521	1,021
Cash and cash equivalents and restricted cash at end of period shown in the statement of cash flows	$273,500	$213,877	$126,262

The accompanying notes are an integral part of these consolidated financial statements.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.	Basis of Presentation and General Information:

The consolidated financial statements as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019, include the accounts of Star Bulk Carriers Corp.  (“Star Bulk”) and its wholly owned subsidiaries as set forth below (collectively, the “Company”).

Star Bulk was incorporated on December 13, 2006 under the laws of the Marshall Islands and maintains offices in Athens, Oslo, New York, Limassol and Geneva.  The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of dry bulk carrier vessels.  Since December 3, 2007, Star Bulk shares trade on the NASDAQ Global Select Market under the ticker symbol “SBLK” (primary listing). Following, and in connection with, the Songa Vessel Purchase Transaction, as defined below in Note 3, Star Bulk’s common shares also trade on the Oslo Stock Exchange (secondary listing) under the same ticker.

As of December 31, 2019, the Company owned a modern fleet of 116 dry bulk vessels consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with a carrying capacity between 52,425 deadweight tonnage (“dwt”) and 209,537 dwt, and a combined carrying capacity of 12.9 million dwt. Additionally, through its subsidiary, Star Logistics Management S.A. (or “Star Logistics”), which was formed in October 2017 and is based in Geneva, Switzerland, the Company chartered-in a number of third-party vessels on a short- to medium- term basis (usually not exceeding one year) to increase its operating capacity in order to satisfy its clients’ needs. Effective January 1, 2020, all activities of Star Logistics were transferred to Star Bulk (Singapore) Pte. Ltd (or “Star Bulk Singapore”), a newly established wholly-owned subsidiary of the Company based in Singapore.

Below is the list of the Company’s wholly owned subsidiaries as of December 31, 2019:

Subsidiaries owning vessels in operation at December 31, 2019:

	Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
1	Sea Diamond Shipping LLC	Goliath	209,537	July 15, 2015	2015
2	Pearl Shiptrade LLC	Gargantua	209,529	April 2, 2015	2015
3	Star Ennea LLC	Star Poseidon	209,475	February 26, 2016	2016
4	Coral Cape Shipping LLC	Maharaj	209,472	July 15, 2015	2015
5	Star Castle II LLC	Star Leo (1)	207,939	May 14, 2018	2018
6	ABY Eleven Ltd	Star Laetitia	207,896	August 3, 2018	2017
7	Domus Shipping LLC	Star Ariadne	207,812	March 28, 2017	2017
8	Star Breezer LLC	Star Virgo	207,810	March 1, 2017	2017
9	Star Seeker LLC	Star Libra (1)	207,765	June 6, 2016	2016
10	ABY Nine Ltd	Star Sienna	207,721	August 3, 2018	2017
11	Clearwater Shipping LLC	Star Marisa	207,709	March 11 2016	2016
12	ABY Ten Ltd	Star Karlie	207,566	August 3, 2018	2016
13	Star Castle I LLC	Star Eleni (1)	207,555	January 3, 2018	2018
14	Festive Shipping LLC	Star Magnanimus	207,490	March 26, 2018	2018
15	New Era II Shipping LLC	Debbie H	206,861	May 28, 2019	2019
16	New Era III Shipping LLC	Star Ayesha	206,852	July 15, 2019	2019
17	New Era I Shipping LLC	Katie K	206,839	April 16, 2019	2019
18	Cape Ocean Maritime LLC	Leviathan	182,511	September 19, 2014	2014
19	Cape Horizon Shipping LLC	Peloreus	182,496	July 22, 2014	2014
20	Star Nor I LLC	Star Claudine (1)	181,258	July 6, 2018	2011

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.	Basis of Presentation and General Information – (continued):

Subsidiaries owning vessels in operation at December 31, 2019:

	Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
21	Star Nor II LLC	Star Ophelia (1)	180,716	July 6, 2018	2010
22	Christine Shipco LLC	Star Martha	180,274	October 31, 2014	2010
23	Sandra Shipco LLC	Star Pauline	180,233	December 29, 2014	2008
24	Pacific Cape Shipping LLC	Pantagruel	180,181	July 11, 2014	2004
25	Star Borealis LLC	Star Borealis	179,678	September 9, 2011	2011
26	Star Polaris LLC	Star Polaris	179,546	November 14, 2011	2011
27	Star Nor III LLC	Star Lyra (1)	179,147	July 6, 2018	2009
28	Star Regg II LLC	Star Janni	178,978	January 7, 2019	2010
29	Star Regg I LLC	Star Marianne	178,906	January 14, 2019	2010
30	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
31	Sky Cape Shipping LLC	Big Fish	177,662	July 11, 2014	2004
32	Global Cape Shipping LLC	Kymopolia	176,990	July 11, 2014	2006
33	Star Trident XXV Ltd.	Star Triumph	176,343	December 8, 2017	2004
34	ABY Fourteen Ltd	Star Scarlett	175,800	August 3, 2018	2014
35	ABY Fifteen Ltd	Star Audrey	175,125	August 3, 2018	2011
36	Sea Cape Shipping LLC	Big Bang	174,109	July 11, 2014	2007
37	ABY I LLC	Star Paola	115,259	August 3, 2018	2011
38	ABM One Ltd	Star Eva	106,659	August 3, 2018	2012
39	Nautical Shipping LLC	Amami	98,681	July 11, 2014	2011
40	Majestic Shipping LLC	Madredeus	98,681	July 11, 2014	2011
41	Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011
42	Star Vega LLC	Star Vega	98,681	February 13, 2014	2011
43	ABY II LLC	Star Aphrodite	92,006	August 3, 2018	2011
44	Augustea Bulk Carrier Ltd	Star Piera	91,952	August 3, 2018	2010
45	Augustea Bulk Carrier Ltd	Star Despoina	91,945	August 3, 2018	2010
46	Star Nor IV LLC	Star Electra (1)	83,494	July 6, 2018	2011
47	Star Alta I LLC	Star Angelina	82,981	December 5, 2014	2006
48	Star Alta II LLC	Star Gwyneth	82,790	December 5, 2014	2006
49	Star Trident I LLC	Star Kamila	82,769	September 3, 2014	2005
50	Star Nor VI LLC	Star Luna (1)	82,687	July 6, 2018	2008
51	Star Nor V LLC	Star Bianca (1)	82,672	July 6, 2018	2008
52	Grain Shipping LLC	Pendulum	82,619	July 11, 2014	2006
53	Star Trident XIX LLC	Star Maria	82,598	November 5, 2014	2007
54	Star Trident XII LLC	Star Markella	82,594	September 29, 2014	2007
55	Star Trident IX LLC	Star Danai	82,574	October 21, 2014	2006
56	ABY Seven Ltd	Star Jeanette	82,567	August 3, 2018	2014
57	Star Trident XI LLC	Star Georgia	82,298	October 14, 2014	2006
58	Star Trident VIII LLC	Star Sophia	82,269	October 31, 2014	2007
59	Star Trident XVI LLC	Star Mariella	82,266	September 19, 2014	2006
60	Star Trident XIV LLC	Star Moira	82,257	November 19, 2014	2006
61	Star Trident XVIII LLC	Star Nina	82,224	January 5, 2015	2006
62	Star Trident X LLC	Star Renee	82,221	December 18, 2014	2006
63	Star Trident II LLC	Star Nasia	82,220	August 29, 2014	2006
64	Star Trident XIII LLC	Star Laura	82,209	December 8, 2014	2006
65	Star Trident XV LLC	Star Jennifer	82,209	April 15, 2015	2006
66	Star Nor VIII LLC	Star Mona (1)	82,188	July 6, 2018	2012
67	Star Trident XVII LLC	Star Helena	82,187	December 29, 2014	2006
68	Star Nor VII LLC	Star Astrid (1)	82,158	July 6, 2018	2012
69	Waterfront Two Ltd	Star Alessia	81,944	August 3, 2018	2017
70	Star Nor IX LLC	Star Calypso (1)	81,918	July 6, 2018	2014
71	Star Gaia LLC	Star Charis	81,711	March 22, 2017	2013
72	Star Elpis LLC	Star Suzanna	81,711	May 15, 2017	2013
73	Mineral Shipping LLC	Mercurial Virgo	81,545	July 11, 2014	2013
74	Star Nor X LLC	Stardust (1)	81,502	July 6, 2018	2011

(1)	Subject to a bareboat charter with purchase obligation at the expiration of the bareboat charter term (Note 7)

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.	Basis of Presentation and General Information – (continued):

Subsidiaries owning vessels in operation at December 31, 2019:

	Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
75	Star Nor XI LLC	Star Sky (1)	81,466	July 6, 2018	2010
76	ABY III LLC	Star Lydia	81,187	August 3, 2018	2013
77	ABY IV LLC	Star Nicole	81,120	August 3, 2018	2013
78	ABY Three Ltd	Star Virginia	81,061	August 3, 2018	2015
79	Star Nor XII LLC	Star Genesis (1)	80,705	July 6, 2018	2010
80	Star Nor XIII LLC	Star Flame (1)	80,448	July 6, 2018	2011
81	Star Trident III LLC	Star Iris	76,466	September 8, 2014	2004
82	Star Trident XX LLC	Star Emily	76,417	September 16, 2014	2004
83	Orion Maritime LLC	Idee Fixe (1)	63,458	March 25, 2015	2015
84	Primavera Shipping LLC	Roberta (1)	63,426	March 31, 2015	2015
85	Success Maritime LLC	Laura (1)	63,399	April 7, 2015	2015
86	Ultra Shipping LLC	Kaley (1)	63,283	June 26, 2015	2015
87	Blooming Navigation LLC	Kennadi	63,262	January 8, 2016	2016
88	Jasmine Shipping LLC	Mackenzie	63,226	March 2, 2016	2016
89	STAR LIDA I SHIPPING LLC	Apus (1)	63,123	July 16, 2019	2014
90	Star Nor XV LLC	Star Wave (1)	61,491	July 6, 2018	2017
91	Star Challenger I LLC	Star Challenger (1)	61,462	December 12, 2013	2012
92	Star Challenger II LLC	Star Fighter (1)	61,455	December 30, 2013	2013
93	Star Axe II LLC	Star Lutas	61,347	January 6, 2016	2016
94	Aurelia Shipping LLC	Honey Badger	61,320	February 27, 2015	2015
95	Rainbow Maritime LLC	Wolverine	61,292	February 27, 2015	2015
96	Star Axe I LLC	Star Antares	61,258	October 9, 2015	2015
97	ABY Five Ltd	Star Monica	60,935	August 3, 2018	2015
98	Star Asia I LLC	Star Aquarius	60,916	July 22, 2015	2015
99	Star Asia II LLC	Star Pisces (1)	60,916	August 7, 2015	2015
100	Star Nor XIV LLC	Star Glory (1)	58,680	July 6, 2018	2012
101	STAR LIDA XI SHIPPING LLC	Pyxis (1)	56,615	August 19, 2019	2013
102	STAR LIDA VIII SHIPPING LLC	Hydrus (1)	56,604	August 8, 2019	2013
103	STAR LIDA IX SHIPPING LLC	Leo (1)	56,582	July 15, 2019	2013
104	Star Trident VII LLC	Diva	56,582	July 24, 2017	2011
105	STAR LIDA VI SHIPPING LLC	D.Centaurus (1)	56,559	September 18, 2019	2012
106	STAR LIDA VII SHIPPING LLC	Hercules (1)	56,545	July 16, 2019	2012
107	STAR LIDA X SHIPPING LLC	Pegasus (1)	56,540	July 15, 2019	2013
108	STAR LIDA III SHIPPING LLC	Cepheus (1)	56,539	July 16, 2019	2012
109	STAR LIDA IV SHIPPING LLC	Columba (1)	56,530	July 23, 2019	2012
110	STAR LIDA V SHIPPING LLC	Dorado (1)	56,507	July 16, 2019	2013
111	STAR LIDA II SHIPPING LLC	Aquila (1)	56,506	July 15, 2019	2012
112	Star Regg III LLC	Star Bright	55,783	October 10, 2018	2010
113	Glory Supra Shipping LLC	Strange Attractor	55,742	July 11, 2014	2006
114	Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
115	Star Zeta LLC	Star Zeta	52,994	January 2, 2008	2003
116	Star Theta LLC	Star Theta	52,425	December 6, 2007	2003
		Total dwt	12,859,300

(1)	Subject to a bareboat charter with purchase obligation at the expiration of the bareboat charter term (Note 7)

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.	Basis of Presentation and General Information – (continued):

Non-vessel owning subsidiaries at December 31, 2019:

	Wholly Owned Subsidiaries
1	Star Bulk Management Inc.	37	Cape Confidence Shipping LLC
2	Starbulk S.A.	38	Cape Runner Shipping LLC
3	Star Bulk Manning LLC	39	Olympia Shiptrade LLC
4	Star Bulk Shipmanagement Company (Cyprus) Limited	40	Victory Shipping LLC
5	Candia Shipping Limited (ex Optima Shipping Limited)	41	Star Cape I LLC
6	Star Omas LLC	42	Star Cape II LLC
7	Star Synergy LLC	43	Positive Shipping Company
8	Oceanbulk Shipping LLC	44	OOCape1 Holdings LLC
9	Oceanbulk Carriers LLC	45	Oday Marine LLC
10	International Holdings LLC	46	Searay Maritime LLC
11	Star Ventures LLC	47	Lowlands Beilun Shipco LLC
12	Star Logistics LLC (ex Dry Ventures LLC)	48	Star Trident VI LLC
13	Unity Holding LLC	49	KMSRX Holdings LLC
14	Star Bulk (USA) LLC	50	Dioriga Shipping Co.
15	Star Trident XXI LLC	51	Star Trident XXX LLC
16	Star Trident XXIV LLC	52	Star Trident IV LLC
17	Star Trident XXVII LLC	53	Pacific Ventures Holdings LLC
18	Star Trident XXXI LLC	54	Star Mare LLC
19	Star Trident XXIX LLC	55	Star Regg IV LLC
20	Star Trident XXVIII LLC	56	Star Regg V LLC
21	Star Trident XXVI LLC	57	Star Regg VI LLC
22	Star Trident XXII LLC	58	Star Regg VII LLC
23	Star Trident XXIII LLC	59	Star Sege Ltd
24	Star Alpha LLC	60	Star Gamma LLC
25	Star Bulk Norway AS	61	Star Delta LLC
26	Star New Era LLC	62	Star Epsilon LLC
27	Star Thor LLC	63	Star Kappa LLC
28	Star ABY LLC	64	Star Aurora LLC
29	ABY Group Holding Ltd	65	Star Uranus LLC
30	Star Regina LLC	66	Star Trident VII LLC
31	Star Logistics Management S.A.	67	Star Trident XII LLC
32	Gravity Shipping LLC	68	Star Trident XIII LLC
33	White Sand Shipping LLC	69	Star Trident XVI LLC
34	Premier Voyage LLC	70	Star Bulk (Singapore) Pte. Ltd
35	L.A. Cape Shipping LLC	71	Star Bulk Germany GmbH
36	Star Cosmo LLC

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.	Basis of Presentation and General Information - (continued):

Charterers who individually accounted for more than 10% of the Company’s voyage revenues during the years ended December 31, 2017, 2018 and 2019 are as follows:

Charterer	2017	2018	2019
A	N/A	15%	13%
B	14%	N/A	N/A

The outstanding accounts receivable balance as at December 31, 2019 of this charterer (A) was $2,876.

2.	Significant Accounting policies:

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

Following the provisions of ASC 810 “Consolidation”, the Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a variable interest entity (“VIE”) in its consolidated financial statements.  The Company’s evaluation did not result in an identification of variable interest entities for the years 2017, 2018 and 2019.

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

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
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

i)
Trade accounts receivable, net: The amount shown as Trade accounts receivable, net, at each balance sheet date, includes receivables from customers, net of any provision for doubtful debts.  At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables. During 2018 and 2019 the Company provided for doubtful debt of $722 and $1,607 respectively, which amounts were also written off during the same years.

j)
Inventories: Inventories consist of lubricants and bunkers, which are stated at the lower of cost or net realizable value, which is the estimated selling prices less reasonably predictable costs of disposal and transportation. Cost is determined by the first in, first out method.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

k)
Vessels, net: Vessels are stated at cost, which consists of the purchase price and any material expenses incurred upon acquisition, such as initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage, less accumulated depreciation and impairment, if any.  Any subsequent expenditure, when it does not extend the useful life of the vessel, increase the earning capacity or improve the efficiency or safety of the vessel, is expensed as incurred.

The cost of each of the Company’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton).  Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard.  When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. The estimated salvage value of each vessel is $0.3 per light weight ton as of December 31, 2019 and 2018, which is based on the historical average demolition prices.

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

m)
Fair value of above/below market acquired time charters: The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired.  Where vessels are acquired with existing time charters, the Company determines the present value of the difference between: (i) the contractual charter rate and (ii) the market rate for a charter of equivalent duration prevailing at the time the vessels are delivered. In discounting the charter rate differences in future periods, the Company uses its Weighted Average Cost of Capital (WACC) adjusted to account for the credit quality of the counterparties, as deemed necessary. Such intangible asset or liability is recognized ratably as an adjustment to revenues over the remaining term of the assumed time charter.

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

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

In this respect, management regularly reviews the carrying amount of the vessels, including newbuilding contracts, if any, on a vessel-by-vessel basis, when events and circumstances indicate that the carrying amount of the vessels or newbuilding contracts might not be recoverable (such as vessel sales and purchases, business plans, obsolescence or damage to the asset and overall market conditions).  When impairment indicators are present, the Company compares future undiscounted net operating cash flows to the carrying values of the Company’s vessels to determine if the asset is required to be impaired.  In developing its estimates of future undiscounted net operating cash flows, the Company makes assumptions and estimates about vessels’ future performance, with the significant assumptions being related to charter rates, ship operating expenses, vessels’ residual value, fleet utilization and the estimated remaining useful lives of the vessels.  These assumptions are based on current market conditions, historical industry and Company’s specific trends, as well as future expectations.

The future undiscounted net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent rate for the unfixed days over the estimated remaining economic life of each vessel, net of brokerage and address commissions.  Estimates of the daily time charter equivalent rate for the unfixed days are based on the current Forward Freight Agreement (“FFA”) rates, for the first three-year period, average of FFA rates and historical average rate levels for the fourth year and historical average rate levels of similar size vessels for the period thereafter.  The expected cash inflows from charter revenues are based on an assumed fleet utilization rate for the unfixed days over available days, taking also into account expected technical off-hire days. In addition, in light of the Company’s investment in exhaust gas cleaning systems (“EGCS” or “Scrubbers”), an estimate of an additional daily revenue for each scrubber fitted vessel was also included, reflecting additional compensation from charterers due to the fuel cost savings that these vessels provide. In assessing expected future cash outflows, management forecasts vessel operating expenses, which are based on the Company’s internal budget for the first annual period and thereafter assume an annual inflation rate and are capped at the thirteenth year thereafter, vessel expected maintenance costs (for dry docking and special surveys) and management fees.  The estimated salvage value of each vessel is $0.3 per light weight ton, in accordance with the Company’s vessel depreciation policy.  The Company uses a probability weighted approach for developing estimates of future cash flows used to test its vessels for recoverability when alternative courses of action are under consideration (i.e. sale or continuing operation of a vessel).  If the Company’s estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value with a charge recorded under “Impairment loss” in the consolidated statement of operations.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
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

r)
Share based compensation: Share based compensation represents the cost of shares and share options granted to employees, executive officers and to directors, for their services, and is included in “General and administrative expenses” in the consolidated statements of operations.  The shares are measured at their fair value equal to the market value of the Company’s common shares on the grant date.  The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date.    The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized using the accelerated method, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award. Further, the Company accounts for restricted share award forfeitures upon occurrence.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
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

t)
Accounting for revenue and related expenses: The Company primarily generates its revenues from charterers for the charter hire of its vessels under time charter agreements or voyage charter agreements. Under a time charter agreement a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. Under a voyage charter agreement, a contract is made in the spot market for the use of a vessel for a specific voyage to transport a specified agreed upon cargo at a specified freight rate per ton or occasionally a lump sum amount. Under a voyage charter agreement, the charter party generally has a minimum amount of cargo and the charterer is liable for any short loading of cargo or “dead” freight. A minor part of the Company’s revenues is also generated from pool arrangements, according to which the amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool (based on the vessel’s age, design, consumption and other performance characteristics) as well as the time each vessel has spent in the pool. For those vessels that operated under the pool arrangements during the years ended December 31, 2017, 2018 and 2019 the Company considers itself the principal primarily because of its control over the service to be transferred for the charterer under those charterparties and therefore related revenues and expenses are presented gross.

Under time charter agreements, voyage costs, such as fuel and port charges are borne and paid by the charterer.  The Company’s time charter agreements are classified as operating leases pursuant to ASC 842 “Leases”, as further disclosed in Note 2(x).

As further analyzed in Note 2(x), the Company has determined that its voyage charter agreements do not contain a lease and are therefore considered service contracts that fall under the provisions of ASC 606. The majority of revenue from voyage charter agreements is usually collected in advance. The Company has determined that there is one single performance obligation for each of its voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. In addition, the Company has concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight line basis over the voyage days from the loading of cargo to its discharge.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

Demurrage income, which is considered a form of variable consideration, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements. Demurrage income for the years ended December 31, 2017, 2018 and 2019 was not material.

Under voyage charter agreements, all voyage costs are borne and paid by the Company. Voyage expenses consist primarily of brokerage commissions, bunker consumption, port and canal expenses and agency fees related to the voyage. Pursuant to the provisions of ASC 340-40, “Other Assets and Deferred Costs – Contracts with Customers” for contract costs, all voyage costs are considered contract fulfilment costs because they are directly related to the performance of the voyage contract. Those costs are expensed as incurred, with the exception of those contract fulfilment costs incurred prior to the commencement of loading the cargo on the relevant vessel, which are capitalized to the extent the Company, in its reasonable judgement, determines that they (i) are directly related to a contract, (ii) will be recoverable and (iii) enhance the Company’s resources by putting the Company’s vessel in a location to satisfy its performance obligation under a contract. These capitalized contract fulfilment costs are recorded under “Other current assets” and are amortized on a straight-line basis as the related performance obligations are satisfied.

The Company adopted ASC 606 on January 1, 2018 using the modified retrospective approach, and has been applied to all voyage contracts not completed as of the date of the initial application. As such, the information prior to January 1, 2018 has not been restated and continues to be reported under the accounting standards in effect for periods prior to January 1, 2018.

u)
Fair value measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” that defines and provides guidance as to the measurement of fair value.  ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data.  Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy (Note 20).

v)
Earnings / (loss) per share: Basic earnings or loss per share are calculated by dividing net income or loss available to common shareholders by the basic weighted average number of common shares outstanding during the period.  Diluted earnings per share is computed using the treasury stock method whereby all of the Company’s dilutive securities are assumed to be exercised and the proceeds used to repurchase common shares are calculated at the weighted average market price of the Company’s common shares during the relevant periods.  The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation (Note 14).

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

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

x)
Leases: On January 1, 2019, the Company adopted ASC 842 Leases (“ASC 842”), according to which lessees are required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with term of more than 12 months. For lessees, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition on the income statement. ASC 842 requires lessors to classify leases as a sales-type, direct financing, or operating leases. A lease is a sales-type lease if any one of five criteria included in ASC 842 are met, each of which indicates that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, and two other criteria included also in ASC 842 are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee, the lease is classified as a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases.

The Company elected to use the optional new transition method for the adoption of ASC 842 that results in initial recognition of a cumulative effect adjustment to retained earnings in the year of adoption. As a result, prior periods as reported by the Company, have not been impacted by the adoption.  The Company also elected to use the practical expedient for lessors to combine the lease and non-lease components of revenues for recognition, measurement and presentation purposes, as also described below.

In addition, in connection with its adoption of ASC 842, the Company elected to use the “package of 3” practical expedients permitted under the transition guidance, which exempts the Company from reassessing:

• whether any expired or existing contracts are or contain leases;
• any expired or existing lease classifications; and
• initial direct costs for any existing leases.

Lastly, the Company elected not to use the practical expedient of hindsight in determining the lease term and in assessing the impairment of the Company’s operating lease right-of-use assets.

The Company’s adoption of ASC 842 did not have a material effect on the consolidated financial statements for the reasons discussed below:

Company acting as Lessor:

As also described in Note 2(t), the Company generates its revenues from charterers for the charter hire of its vessels under time charter agreements, in which a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate, or voyage charter agreements, where a contract is made in the spot market for the use of a vessel for a specific voyage at a specified freight rate per ton. The Company considered the provisions of ASC 842 and determined that its voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since the Company, as the ship-owner, retains control over the operations of the vessel, provided also that the terms of the voyage charter are pre-determined, and any change requires the Company’s consent. On the other hand, the Company determined that its time charter agreements are leases that are governed by ASC 842 because, pursuant to the time charter agreements, (a) the vessel is an identifiable asset, (b) the Company does not have substitution rights and (c) the charterer has the right to control the use of the vessel during the term of the contract and derives economic benefits from such use. In addition, since none of the criteria for classification as sales-type leases or direct financing leases are met, the Company’s time charter agreements are classified as operating leases. The duration of the contracts that the Company is entering into depends on the market conditions, with the duration decreasing during weak market conditions. During 2019 in their majority the Company’s time charter contracts did not exceed the period of 12 months, including optional extension periods. Future minimum rental payments for the existing contracts as of December 31, 2019, are presented in Note 17 below.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant accounting policies – continued:

Upon adoption of ASC 842, the timing and recognition of earnings from time charter contracts to which the Company is party did not change from previous practice, with the exception of ballast bonuses which were recognized during the ballast leg but are now deferred and recognized over time during the charter period, as well as the deferral of certain direct costs incurred during the ballast leg that meet the required criteria for capitalization and amortize during the charter period. Included in the charter hire rate is also compensation for running the vessel, such as crewing expenses, repairs and maintenance and insurance. The Company, making use of the practical expedient for lessors, has elected not to separate the lease and non-lease components included in the time charter revenue but rather to recognize lease revenue as a combined single lease component for all time charter contracts (operating leases) as the related lease component and non-lease component have the same timing and pattern of transfer (i.e., both the lease and non-lease components are earned with the passage of time) and the predominant component is the lease. The performance obligations in a time charter contract are satisfied over the term of the contract on a straight-line basis, beginning when the vessel is delivered to the charterer and ending when it is delivered back to the Company. As a result, the adoption of this standard with respect to charter agreements for which the Company acts as lessor did not have an effect on the Company’s consolidated opening retained earnings, balance sheets and consolidated statements of operations, except for the additional disclosure requirements of ASC 842.

Company acting as Lessee:

A)
As already discussed in Note 1, during 2018 and 2019 the Company chartered-in a number of third-party vessels to increase its operating capacity in order to satisfy its clients’ needs. All charter-in operating leases that the Company had entered into and were effective as of December 31, 2018 and during the year ended December 31, 2019 are short to medium-term leases (i.e., not exceeding 12 months, including optional extension periods). Please also refer to Note 3 for those charter-in contracts entered into with related parties. The Company elected to use the practical expedient of ASC 842 that allows for time charter-in contracts with an initial term of 12 months or less to be excluded from the operating lease right-of use assets and the corresponding lease liabilities recognition on the consolidated balance sheet. The Company continues to recognize the lease payments for all charter-in operating leases as charter-in hire expenses on the consolidated statements of operations on a straight-line basis over the lease term. Revenues generated from those charter-in vessels during the year ended 2017, 2018 and 2019 amounted to $6,153, $127,618 and $185,311, respectively and are included in Voyage revenues in the consolidated statements of operations, out of which $3,005, $18,661 and $15,253, respectively, constitute sublease income deriving from time charter agreements. Future minimum rental payments for the existing contracts as of December 31, 2019, are presented in Note 17 below.

B)
The adoption of ASC 842 did not change the accounting for the leases already recognized on the balance sheet as capital leases under the previous leasing guidance given the transition provisions of ASC 842 and the practical expedients elected by the Company as discussed above. As such, those leases existing as of January 1, 2019, including all bareboat charter agreements that the Company had entered into that were in place as of that date, are classified as finance leases under the new leasing guidance of ASC 842, with the Company having reclassified the existing capital lease assets as of December 31, 2018 of $1,047,780 as right-of-use assets being reflected within Fixed Assets and the existing lease obligations as of December 31, 2018 of $609,737 as lease liabilities being reflected within Lease financing. The weighted-average discount rate for the Company’s bareboat charter agreements for the year ended December 31, 2019 was 5.66%. Please refer to Note 7 for the description of the nature of these leases, general terms, covenants included, any variable payments, if any, as well as the purchase obligations they provide for.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant accounting policies – continued:

C)
Each sale and lease back transaction that the Company had entered into as of December 31, 2018 and during the year ended December 31, 2019, involved a purchase obligation and was therefore treated as a failed sale or merely a financing arrangement both before and after adoption of ASC 842, and therefore was not within the scope of sale and leaseback accounting.

D)
The Company has determined its office rental arrangements are operating leases. The office spaces that the Company leases are mostly located in Athens, Cyprus and Switzerland. Payments under these arrangements are fixed with no variable payments. The assets and liabilities recognized in respect of these agreements that correspond to the underlying rights and obligations were $1,198 as of January 1, 2019 and $1,216 as of December 31, 2019 and are presented within “Leased buildings, right-of-use assets” and “Leased buildings, operating lease liabilities” in the consolidated balance sheet. The discount rate used is 4%, being the estimated annual incremental borrowing rate for these type of assets. The lease expenses attributable to these leases are recognized on a straight line basis over the lease term and are recorded as part of General and Administrative expenses. These lease expenses were $403 and $352 for the years ended December 31, 2018 and 2019, respectively. The weighted average remaining lease term of the Company’s office rent arrangements is 3.9 years. Please also refer to Note 3 for office rent agreements entered into with related parties. Future minimum rental payments for existing contracts as of December 31, 2019, are presented in Note 17 below.

y)	Derivatives & Hedging:

i)	Derivative Financial Instruments:

The Company enters into derivative and non-derivative financial instruments to manage risks related to fluctuations of interest rates and foreign currency exchange rates.

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

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant accounting policies – continued:

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

For fair value hedges, in which a non-derivative is used as hedging instrument for foreign currency risk of unrecognized firm commitments, the hedging instrument is re- measured based on the movement in functional currency cash flows attributable to the change in spot exchange rates between the functional currency and the currency in which the non-derivative hedging instrument is denominated.  An asset or liability is recorded for the unrecognized firm commitment, which equals the foreign exchange gain or loss that is recorded in earnings as a result of the hedge relationship. The resulting asset or liability will eventually be treated as part of the consideration when the firm commitment is recognized.

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

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant accounting policies – continued:

ii)	Forward Freight Agreements and Bunker Swaps:

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

Also, from time to time, the Company enters into bunker swap contracts to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels.  Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. The Company’s bunker swaps are settled through reputable clearing houses, including LCH. The fair value of bunker swaps is the estimated amount that the Company would receive or pay to terminate the swaps at the reporting date (Level 2). The Company’s bunker swaps do not qualify for hedge accounting and bunker price differentials paid or received under the swap agreements are recognized under “(Gain)/Loss on forward freight agreements and bunker swaps”.

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

ab)
Share repurchases: The Company records the repurchase of its common shares at cost based on the settlement dates of repurchase transactions. Until their retirement these common shares are classified as treasury stock, which is a reduction to shareholders’ equity. Treasury shares are included in authorized and issued shares but excluded from outstanding shares.

ac)
Evaluation of purchase transactions: When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was purchase of an asset or a business based on the facts and circumstances of the transaction. In accordance with Business Combinations (Topic 805): Clarifying the Definition of a Business, if substantially all of the fair value of the gross assets acquired in an acquisition transaction are concentrated in a single identifiable asset or group of similar identifiable assets, then the set is not a business. To be considered a business, a set must include an input and a substantive process that together significantly contributes to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant accounting policies – continued:

For asset acquisitions, the cost of the acquisition is allocated to individual assets and liabilities on a relative fair value basis. Acquisition costs associated with business combinations are expensed as incurred. Acquisition costs associated with asset acquisitions are capitalized.

Other accounting pronouncements – adopted:

Statement of Cash Flows (230): In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (230): Restricted Cash”.  The amendments in this update require that a statement of cash flows explains the change during the period in the total amount of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents.  Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted this accounting standard update as of January 1, 2018, and this presentation was applied retrospectively to all periods presented as required by the guidance. The prior periods have been adjusted to conform to current period presentation, which resulted in a) a decrease in cash flows used in operating activities by $216 and an increase in cash flows used in investing activities of $209 for the year ended December 31, 2016 compared to the amounts previously reported of ($33,448) and ($13,216), respectively and b) an increase in cash flows provided by operating activities by $1,834 and an increase in cash flows used in investing activities of $249 for the year ended December 31, 2017 compared to the amounts previously reported of $80,970 and ($126,852), respectively, related to changes in restricted cash amounts. Moreover, the beginning period and the ending period cash balances now include restricted cash.

Recent accounting pronouncements - not yet adopted:

Financial Instruments - Credit Losses (Topic 326): In June 2016, the FASB issued ASU 2016-13- “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.”  This standard, including the codification improvements issued in November 2018, requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. Several Codification Improvements have been issued since June 2016 with respect to this topic. For public entities, the amendments of this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.  Early application is permitted. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

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

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

3.	Transactions with Related Parties:

Transactions and balances with related parties are analyzed as follows:

Balance Sheet

	December 31, 2018	December 31, 2019
Due from related parties
Oceanbulk Maritime and its affiliates (d)	$85	$327
Interchart (a)	-	11
AOM (l)	-	195
Starocean (j)	65	41
Sellers of the Augustea Vessels (f)	867	-
Songa Shipmanagement Ltd. (g)	305	-
Product Shipping & Trading S.A.	-	16
Due from related parties	$1,322	$590

Due to related parties
Management and Directors Fees (b)	$236	$246
Sydelle (h), (i)	302	19
Augustea Technoservices Ltd. (f)	1,111	2,879
Coromel Maritime Limited (m)	-	873
Due to related parties	$1,649	$4,017

Statements of Operations

	Years ended December 31,
	2017	2018	2019
Voyage expenses-Interchart (a)	$(3,300)	$(3,400)	(3,850)
Consultancy fees (b)	(493)	(534)	(655)
Directors compensation (b)	(145)	(159)	(179)
Office rent - Combine Marine Ltd. & Alma Properties (c)	(39)	(41)	(39)
Voyage revenues - profit sharing agreement-Sydelle (h)	(329)	(875)	-
Management fees- Augustea Technoservices Ltd. (f)	-	(2,309)	(6,564)
Management fees- Songa Shipmanagement Ltd. (g)	-	(376)	(32)
General and administrative expenses - Oceanbulk Maritime and its affiliates (d)	(284)	(322)	(324)
Charter - in hire expenses - AOM (l)	-	-	(2,589)
Charter - in hire expenses - Sydelle (i)	-	-	(5,505)
Charter - in hire expenses - Coromel (m)	-	-	(5,723)
Charter - in hire expenses - Eagle Bulk (n)	-	-	(1,908)

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

3.	Transactions with Related Parties – (continued):

a)
Interchart Shipping Inc. (or “Interchart”): The Company holds 33% of the total outstanding common shares of Interchart. The ownership interest was purchased in 2014 from an entity affiliated with family members of Company’s Chief Executive Officer.  This investment is accounted for as an equity method investment and is presented within “Long term investment” in the consolidated balance sheets.

In November 2014, the Company entered into a services agreement with Interchart for chartering, brokering and commercial services for all of the Company’s vessels for a monthly fee of $275, with a term until March 31, 2015, which following consecutive renewals was effective until December 31, 2018. In November 2018, the Company entered into a new service agreement with Interchart, with effect from November 1, 2018 until December 31, 2019, pursuant to which the monthly fee was increased to $325. In August 2019, the Company renewed this services agreement with effect from August 1, 2019 until December 31, 2020, pursuant to which the monthly fee decreased to $315.

During the years ended December 31, 2017, 2018 and 2019 the brokerage commissions charged by Interchart were $3,300, $3,400 and $3,850, respectively, and are included in “Voyage expenses” in the consolidated statements of operations. As of December 31, 2019, the Company had outstanding receivable of $11 from Interchart, for payments made on its behalf for certain administrative items.

b)
Management and Directors Fees: The Company has entered into consulting agreements with companies owned and controlled by each one of its Chief Operating Officer, Co-Chief Financial Officers and Chief Strategy Officer (effective from January 1, 2019). Pursuant to the corresponding agreements, the Company is required to pay an aggregate base fee of $655 per year (this amount includes certain fees determined in Euros, using the exchange rate as of December 31, 2019, which was $1.12 per euro). Additionally pursuant to these agreements, these entities are entitled to receive an annual discretionary bonus, as determined by the Company’s Board of Directors in its sole discretion. The expenses related to the aforementioned consulting agreements for the years ended December 31, 2017, 2018 and 2019, were $493, $534 and $655, respectively, and are included under “General and administrative expenses” in the consolidated statements of operations. The expenses related to the Company’s directors for the years ended December 31, 2017, 2018 and 2019 were  $145, $159 and $179, respectively, and are included under “General and administrative expenses” in the consolidated statements of operations.  As of December 31, 2018 and 2019, the Company had outstanding payables of $236 and $246, respectively, to its executive officers and directors representing unpaid consulting fees or unpaid fees for their participation in the Company’s Board of Directors and other special committees.

c)
Office rent: On January 1, 2012, Starbulk S.A. entered into a lease agreement for office space with Combine Marine Ltd., a company controlled by Mrs. Milena - Maria Pappas and by Mr. Alexandros Pappas, both of whom are children of the Company’s Chief Executive Officer.  The lease agreement provides for a monthly rental of €2,500 (approximately $2.8, using the exchange rate as of December 31, 2019, which was $1.12 per euro).  Unless terminated by either party, the agreement will expire in January 2024. The related rent expense for the years ended December 31, 2017, 2018 and 2019 was $35, $37 and $35, respectively, and is included under “General and administrative expenses” in the consolidated statements of operations. In addition, on December 21, 2016, Starbulk S.A., entered into a six year lease agreement for office space with Alma Properties, a company controlled by Mrs. Milena - Maria Pappas.  The lease agreement provides for a monthly rental of €300 (approximately $0.3, using the exchange rate as of December 31, 2019, which was $1.12 per euro).  The related rent expense for each year ended December 31, 2017, 2018 and 2019 was $4 and is included under “General and administrative expenses” in the consolidated statement of operations.

d)
Oceanbulk Maritime S.A. (or “Oceanbulk Maritime”): Oceanbulk Maritime is a ship management company controlled by Mrs. Milena-Maria Pappas. A company affiliated to Oceanbulk Maritime provides the Company certain financial corporate development services. The related expenses for the years ended December 31, 2017, 2018 and 2019 were $284, $322 and $324, respectively, and are included under “General and administrative expenses” in the consolidated statement of operations. As of December 31, 2018 and 2019, the Company had outstanding receivables of $85 and $327 from Oceanbulk Maritime and its affiliates, respectively, for payments made on their behalf regarding certain administrative items.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
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

The four directors currently designated by Oaktree are Messrs. Pappas, Balakrishnan and  Laibow and Ms. Men, Under the Oaktree Shareholders Agreement, with certain limited exceptions, Oaktree effectively cannot vote more than 33% of the Company’s outstanding common shares (subject to adjustment under certain circumstances).

f)
Augustea Technoservices Ltd.: Following the completion of the acquisition of 16 operating dry bulk vessels (the “Augustea Vessels”) from entities affiliated with Augustea Atlantica SpA and York Capital Management in an all-share transaction for an aggregate of 10,277,335 of the Company’s common shares (the “Augustea Vessel Purchase Transaction”) on August 3, 2018, the Company appointed Augustea Technoservices Ltd., an entity affiliated with certain of the sellers of the corresponding transaction and specifically with one of the Company’s directors, Mr. Zagari, as the technical manager of certain of its vessels. The management fees incurred for the years ended December 31, 2018 and 2019 were $2,309 and $6,564, respectively, and are included in “Management fees” in the consolidated statements of operations. As of December 31, 2018 and 2019, the Company had outstanding payables of $1,111 and $2,879, respectively, to Augustea Technoservices Ltd. In addition, pursuant to the post-closing adjustments set forth in the underlying purchase agreement, as of December 31, 2018 the Company had an outstanding receivable of $867 from the sellers of the Augustea Vessels which was settled in 2019.

g)
Songa Shipmanagement Ltd.: Following the completion of the acquisition of 15 operating dry bulk vessels (the “Songa Vessels”) from Songa Bulk ASA (“Songa”) for an aggregate of 13,725,000 of the Company’s common shares (the “Songa Consideration Shares”) and $144,550 in cash (collectively the “Songa Vessel Purchase Transaction”) on July 6, 2018, the Company appointed Songa Shipmanagement Ltd, an entity affiliated with certain of the sellers of the corresponding transaction and specifically with one of the Company’s directors, Mr. Blystad, as the technical manager of certain of its vessels. The management fees incurred for the year ended December 31, 2018 were $376 and from January 1, 2019 until March 31, 2019, when the respective management agreement was terminated, the management fees incurred were $32. Both amounts are included in “Management fees” in the consolidated statements of operations. The outstanding balance due from Songa Shipmanagement Ltd as of December 31, 2018 and 2019 was $305 and nil, respectively.

h)
Sydelle Marine Limited (or “Sydelle”) - profit sharing agreement: In April 2017, Sydelle, a company controlled by members of the family of the Company’s Chief Executive Officer, entered into a pooling agreement (the “Sydelle Profit Sharing Agreement”) with the Company’s fully owned subsidiary Domus Shipping LLC, owner of the vessel Star Ariadne, whereby the net revenues of Star Ariadne and the vessel owned by Sydelle will be equally split between the two companies. Pursuant to the Sydelle Profit Sharing Agreement, the pool adjustment for the years ended December 31, 2017 and 2018 was ($329) and ($875), respectively, which is recorded in “Voyage revenues” in the consolidated statements of operations. As of December 31, 2018, the Company had an outstanding payable amount of $302 in connection with the Sydelle Profit Sharing Agreement, which was settled in January 2019. The pooling agreement was terminated, effective December 31, 2018.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

3.	Transactions with Related Parties - (continued):

i)
Sydelle Marine Limited (or “Sydelle”) – Charter in Agreement: During 2019, the Company entered into three freight agreements with Sydelle to charter-in its vessel. The total charter-in expense for the aforementioned freight agreements during the year ended December 31, 2019 was $5,505 and is included in “Charter-in hire expenses” in the consolidated statement of operations. As of December 31, 2019, the Company had an outstanding payable of $19 to Sydelle in connection with the respective freight agreements.

j )
StarOcean Manning Philippines Inc. (or “Starocean”): The Company has 25% ownership interest in Starocean, a company that is incorporated and registered with the Philippine Securities and Exchange Commission, which provides crewing agency services. The remaining 75% interest is held by local entrepreneurs. This investment is accounted for as an equity method investment, which as of December 31, 2018 and 2019 is $50 and $123, respectively and is included in “Other Current Assets” in the consolidated balance sheets, provided that is immaterial. As of December 31, 2018 and 2019, the Company has an outstanding receivable of $65 and $41, respectively, from Starocean relating to advances paid for working capital purposes.

k )
Oceanbulk Container Carriers LLC. (or “OCC”): On June 28, 2018, the Company completed the acquisition of three newbuilding Newcastlemax vessels (the “OCC Vessels”) from OCC, an entity affiliated with Oaktree Capital Management L.P. and with family members of the Company’s Chief Executive Officer, (the “OCC Vessel Purchase Transaction”), for an aggregate consideration of 3,304,735 common shares.

l)
Augustea Oceanbulk Maritime Malta Ltd (or “AOM”): On September 24, 2019, the Company chartered-in the vessel AOM Marta, which is owned by AOM, an entity affiliated with Augustea Atlantica SpA and certain members of the Company’s Board of Directors. The agreed rate for chartering-in AOM Marta is index-linked, and the lease term does not exceed the period of 12 months. The charter-in expense for the year ended December 31, 2019 was $2,589 and is included in “Charter-in hire expenses” in the consolidated statement of operation. As of December 31, 2019, the Company had an outstanding receivable balance of $195 from AOM.

m)
Coromel Maritime Limited (or “Coromel”): During 2019, the Company entered into a freight agreement with ship-owning company Coromel to charter-in its vessel. Coromel is controlled by family members of the Company’s Chief Executive Officer. The charter-in expense for the aforementioned freight agreement during the year ended December 31, 2019 was $5,723 and is included in “Charter-in hire expenses” in the consolidated statement of operations. As of December 31, 2019 the Company had an outstanding payable of $873 to Coromel.

n)
Eagle bulk Pte. Ltd. (or “Eagle Bulk”): In 2019, the Company entered into two time charter agreements with Eagle Bulk to charter-in two of its vessels for a daily rate of $16.3 and $15.8, respectively for a period approximately of two months for each vessel. Eagle Bulk is related to Oaktree one of the Company’s major shareholder (please refer to e) above). The aggregate charter-in expense for the aforementioned time charter agreements during the year ended December 31, 2019 was $1,908 and is included in “Charter-in hire expenses” in the consolidated statement of operations. As of December 31, 2019, both the aforementioned time charter agreements have been completed and the Company had no outstanding balance with Eagle Bulk..

4.	Inventories:

The amounts shown in the consolidated balance sheets are analyzed as follows:

	December 31, 2018	December 31, 2019
Lubricants	$12,071	$12,293
Bunkers	15,365	38,860
Total	$27,436	$51,153

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

5.	Vessels and other fixed assets, net:

The amounts in the consolidated balance sheets are analyzed as follows:

	Vessel cost	Accumulated depreciation	Net Book Value
Balance, December 31, 2017	2,186,856	(411,775)	1,775,081
- Transfer from advances for vessels under construction and acquisition of vessels	163,138	-	163,138
- Acquisitions, improvements and other vessel costs	844,474	-	844,474
- Vessel disposal/ transfer to Held for sale	(5,949)	-	(5,949)
- Impairment loss	(83,256)	65,472	(17,784)
- Depreciation for the period	-	(102,852)	(102,852)
Balance, December 31, 2018	$3,105,263	$(449,155)	$2,656,108
- Transfer from advances for vessels under construction and acquisition of vessels	157,589	-	157,589
- Acquisitions, improvements and other vessel costs	335,671	-	335,671
- Vessel disposal	(163,049)	106,899	(56,150)
- Impairment loss	(24,551)	21,140	(3,411)
- Depreciation for the period	-	(124,280)	(124,280)
Balance, December 31, 2019	$3,410,923	$(445,396)	$2,965,527

As of December 31, 2019, 80 of the Company’s 116 vessels, having a net carrying value of $2,166,419, were subject to first-priority mortgages as collateral to their loan facilities (Note 9). The carrying value of the vessels under bareboat lease agreements as of December 31, 2019 was $798,863 (Note 7). In addition, the seven vessels financed under the ABN $115,000 Facility, the two vessels financed under the BNP Facility and the 11 vessels financed under Citi $130,000 Facility also secure the Atradius Facility on a second priority basis. Finally, the eight vessels financed under the HSBC $80,000 Facility secure on a second priority basis the HSBC Working Capital Facility.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

5.	Vessels and other fixed assets, net - (continued):

Vessels acquired/delivered/disposed of during the year ended December 31, 2018

Delivery of newbuilding and secondhand vessels:

(i)
On January 3, 2018, March 26, 2018 and May 14, 2018, the Company took delivery of the Newcastlemax vessels Star Eleni (ex-HN 1342), Star Magnanimus (ex-HN 1361) and Star Leo (ex-HN 1343) which, were financed under bareboat leases with CSSC (Note 7).

(ii)
During the third quarter of 2018, the Company acquired the 15 Songa Vessels and the 16 Augustea Vessels (Note 3). The Songa Vessel Purchase Transaction and the Augustea Vessel Purchase Transaction were accounted for as asset acquisitions, in accordance with ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, with the cost of the vessels acquired totaling $452,661 and $327,680, respectively. The cost of the shares issued for the respective transactions was determined by reference to the Company’s closing share market price on the corresponding closing dates, which was $13.31 per share on July 6, 2018, for the Songa Vessel Purchase Transaction and $14.00 per share on August 3, 2018, for the Augustea Vessel Purchase Transaction.

(iii)
On August 27, 2018, the Company entered into a definitive purchase agreement with entities affiliated with E.R. Capital Holding GmbH & Cie. KG, pursuant to which the Company approved the acquisition of three  dry bulk vessels (the “Step 1 Vessels”) in 2018. The first of the Step 1 Vessels, Star Bright, was delivered to the Company on October 10, 2018, in exchange for 291,300 common shares and cash consideration of $9,167 with the total acquisition cost being $13,073. The cash consideration of the vessel acquisition was partially financed through the second tranche of the ABN $115,000 Facility. The cost of the shares issued in connection with this acquisition was determined by reference to the Company’s closing share market price on the delivery date, October 10, 2018, of $13.87 per share.

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

In addition, as of December 31, 2018, as part of its strategic goal to dispose the older vessels in its fleet, the Company was in negotiations for the sale of the vessels Star Kappa and Star Aurora. The Company executed the respective sale agreements with third parties in February 2019 (discussed below). None of these two vessels met the criteria to be classified as held for sale as of December 31, 2018.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

5.	Vessels and other fixed assets, net - (continued):

Vessels acquired/delivered during the year ended December 31, 2019

Delivery of newbuilding and secondhand vessels:

i)
On April 16, 2019, May 28, 2019 and July 15, 2019, the Company took delivery of the Newcastlemax vessels Katie K (ex-HN 1388), Debbie H (ex-HN 1389) and Star Ayesha (ex-HN 1390), respectively, (together, the “OCC Vessels”) acquired through the OCC Vessel Purchase Transaction (Note 3), which were financed under bareboat leases with CSSC (Note 7).

ii)
On January 7 and 14, 2019, the Company took delivery of the Capesize vessels Star Janni and Star Marianne, respectively, the remaining two of the Step 1 Vessels (discussed above). The vessels were delivered to the Company in exchange for an aggregate of 999,336 of its common shares and cash consideration of $31,772, with the total acquisition cost being $41,837. The cash consideration was partially financed through the third and fourth tranche of the ABN $115,000 Facility. The cost of the shares issued in connection with this acquisition was determined by reference to the Company’s closing share market prices of $10.41 and $9.66 on the delivery dates of Star Janni and Star Marianne, respectively.

iii)
On May 27, 2019, the Company entered into an en bloc definitive agreement with entities controlled by Delphin Shipping, LLC (“Delphin”), an entity affiliated with Kelso & Company, pursuant to which it agreed to acquire 11 operating dry bulk vessels (the “Delphin Vessels”). The vessels were delivered to the Company in exchange for an aggregate of 4,503,370 of its common shares and cash consideration of $80,000, with the total acquisition cost being $127,532. The cash consideration was financed through proceeds from a new seven-year finance lease of $91,431 with China Merchants Bank Leasing (“CMBL”) (Note 7). All 11 Delphin Vessels were delivered to the Company during the third quarter of 2019. The cost of the shares issued in connection with the acquisition of Delphin Vessels was determined by reference to the Company’s closing share market prices on each delivery date of the Delphin Vessels.

Sale of vessels:

In February 2019, the Company entered into two separate agreements with third parties to sell the vessels Star Kappa and Star Aurora, which were delivered to their new owners on March 8 and 6, 2019, respectively. On June 21, 2019 and July 8, 2019, the Company entered into two separate agreements with third parties to sell the vessels Star Anna and Star Gamma, which were delivered to their new owners on September 23 and 5, 2019, respectively. In addition in October 2019, the Company entered into two separate agreements with third parties to sell the vessels Star Cosmo and Star Epsilon, which were delivered to their new owners on December 17 and 9, 2019, respectively.

The Company decided to sell the respective vessels as part of its strategic goal to dispose the older vessels in its fleet.

In connection with the aforementioned sales in 2019 and the delivery to the sellers of the vessel Star Delta (discussed above), the Company recognized an aggregate net loss on sale of $5,493.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

5.	Vessels and other fixed assets, net - (continued):

Impairment Analysis

In light of the economic downturn and the prevailing conditions in the shipping industry, as of December 31, 2017, 2018 and 2019, the Company performed an impairment analysis for each of its operating vessels whose carrying value was above its market value and for each newbuilding (for 2017 and 2018) whose cost on a fully delivered basis, was above its market value.

As part of the agreed and intended sales in 2018, as described above, and by reference to their agreed or negotiated sale prices (Level 2), the Company recognized an impairment loss of $17,784, for the year ended December 31, 2018, which is separately reflected in the consolidated statement of operations (Note 19). Further to that, based on the Company’s impairment analysis no further impairment loss was considered necessary for the year ended December 31, 2018.

In connection with the sale of Star Gamma and Star Anna in 2019 (discussed above), the Company recognized an aggregate impairment loss of $3,411. The Company’s annual impairment analysis for the year ended December 31, 2019, did not result in any additional impairment charges.

6.	Advances for vessels under construction and acquisition of vessels:

The amounts in the consolidated balance sheets are analyzed as follows:

Balance, December 31, 2017	$48,574
- Additions	129,749
- OCC Vessels shares acquisition	42,962
- Capitalized interest	1,753
- Transfers to Vessel cost	(163,138)
Balance, December 31, 2018	59,900
- Additions	96,671
- Capitalized interest	1,018
- Transfers to Vessel cost	(157,589)
Balance, December 31, 2019	-

As of December 31, 2018, the Company had three vessels under construction, the OCC Vessels (Note 3), which were financed under bareboat leases with CSSC (Note 7). During 2018, the Company paid for those vessels $42,962 by issuance of shares and also paid cash of $4,350 each for the third installments for two of the OCC Vessels.

In connection with the Step 1 Vessels, Star Marianne and Star Janni, which were delivered to the Company in January 2019 (Note 5), the Company as of December 31, 2018, had paid an amount of $4,880 which is included in “Advances for vessels under construction and acquisition of vessels” in the consolidated balance sheet.

As of December 31, 2019, there were no vessels under construction nor any pending acquisition of vessels.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

7.	Lease financing:

New financing through bareboat leases during the year ended December 31, 2019:

On March 29, 2019, the Company entered into an agreement to sell Star Pisces to SK Shipholding S.A. and simultaneously entered into a seven-year bareboat charter for the vessel. Pursuant to the terms of the bareboat charter, the Company pays a daily bareboat charter hire rate monthly plus interest, and the Company has an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to the Company at a pre-determined, amortizing purchase price. The Company also has an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $7,628. The amount of $19,125 provided under the agreement which was concluded in April 2019, was used to pay the remaining amount of $11,671 under the NIBC $32,000 Facility (Note 9).

On May 22, 2019, the Company entered into an agreement to sell Star Libra to Ocean Trust Co. Ltd. and simultaneously entered into a seven-year bareboat charter for the vessel. Pursuant to the terms of the bareboat charter, the Company pays a daily bareboat charter hire rate quarterly plus interest, and the Company has an option to purchase the vessel at any time after the vessel’s delivery to the Company at a pre-determined, amortizing purchase price. The Company also has an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $18,107. The amount of $33,950 provided under the agreement which was concluded in July 2019, was used to pay the remaining amount under the previous lease agreement for Star Libra with CSSC.

On July 10, 2019, the Company entered into an agreement to sell Star Challenger to Kyowa Sansho Co. Ltd. and simultaneously entered into an eleven-year bareboat charter party for the vessel. Pursuant to the terms of the bareboat charter, the Company pays a daily bareboat charter hire rate monthly plus a variable amount and the Company has an option to purchase the vessel starting on the third anniversary of vessel’s delivery to the Company at a pre-determined, amortizing purchase price. The Company also has an obligation to purchase the vessel at the expiration of the bareboat term. The amount of $15,000 provided under the agreement was used to pay the remaining amount of approximately $10,874 under the then existing loan agreement with HSH.

In order to finance the cash portion of the consideration for the acquisition of the Delphin Vessels (Note 5), in July 2019, the Company entered, for each of the subject vessels, into an agreement to sell each such vessel and simultaneously entered into a seven-year bareboat charter party contract with affiliates of CMBL for the vessel upon delivery of the vessel from Delphin. CMBL agreed to provide an aggregate finance amount of $91,431. Pursuant to the terms of each bareboat charter, the Company pays CMBL a fixed bareboat charter hire rate in quarterly installments plus interest. Under the terms of the bareboat charter, the Company has options to purchase each vessel starting on the first anniversary of such vessel’s delivery to the Company, at a pre-determined, amortizing purchase price, while it has an obligation to purchase each vessel at the expiration of the bareboat term at a purchase price ranging from $975 to $3,379. In addition the Company has obtained exhaust gas cleaning systems (the “Delphin Scrubbers”) for all of the Delphin Vessels which will be financed through an additional amount of $15,000, in aggregate, under the bareboat charter party contracts mentioned above. As of December 31, 2019 no amount for Delphin Scrubbers had been drawn.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

7.	Lease financing - continued:

Pre- existing financing through bareboat leases:

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

In order to finance the cash portion of the consideration related to the Songa Vessel Purchase Transaction (Note 5), in July 2018, the Company entered, for each of the subject vessels, into an agreement to sell each such vessel and simultaneously entered into a bareboat charter party contract with affiliates of CMBL to bareboat charter the vessel for five years upon delivery of the vessel from Songa. CMBL agreed to provide an aggregate finance amount of $180,000; $19,600 to be used to finance the acquisition and installation of exhaust gas cleaning systems for the respective vessels (the “Songa Scrubbers”). Pursuant to the terms of each bareboat charter, the Company pays CMBL a fixed bareboat charter hire rate in quarterly installments plus interest. Under the terms of the bareboat charter, the Company has options to purchase each vessel starting on the second anniversary of such vessel’s delivery to the Company, at a pre-determined, amortizing purchase price, while it has an obligation to purchase each vessel at the expiration of the bareboat term at a purchase price ranging from $2,200 to $8,400. In September and November 2019, the Company drew a total amount of $12,165 out of $19,600 total available amount provided by CMBL for the Songa Scrubbers.

On September 27, 2018, the Company entered, into an agreement to sell the vessels Star Eleni and Star Leo and simultaneously entered into two bareboat charter party contracts with affiliates of CMBL to bareboat charter each one of the respective vessels for five years. CMBL provided in aggregate a finance amount of $57,346, which the Company used to repay the outstanding amount of $58,112 in aggregate, under the then-existing lease agreements of the two vessels with CSSC. Pursuant to the terms of the bareboat charters, the Company pays CMBL a fixed bareboat charter hire rate in quarterly installments plus interest. Under the terms of the bareboat charters, the Company has options to purchase the vessels from year two onwards each at a pre-determined, amortizing purchase price, while it has an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $18,231 for vessel Star Eleni and $20,000 for vessel Star Leo.

In December 2018, the Company sold and simultaneously entered into a bareboat charter party contract with an affiliate of Kyowa Sansho to bareboat charter the vessel Star Fighter for ten years. Pursuant to the terms of the bareboat charter, the Company pays a daily bareboat charter hire rate payable monthly plus a variable amount. Under the terms of the bareboat charter, the Company has an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to the Company at a pre-determined, amortizing purchases price, while it has an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $2,450. The amount of $16,125 provided under the respective agreement was used to pay the remaining amount of approximately $11,958 under the then-existing loan agreement with HSH.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

7.	Lease financing - continued:

During the twelve-month period ended December 31, 2019, the Company repaid the outstanding amounts under the lease agreements of Star Magnanimus, Star Ariadne, Star Laetitia, Star Sienna, Star Virgo, Star Marisa, Star Karlie, Katie K, Debbie H and Star Ayesha with CSSC. The lease agreements were refinanced with the proceeds from the following loan facilities: (i) ING $100,600 Facility, (ii) E.SUN Facility, (iii) SEB Facility, (iv) Citibank $62,600 Facility, (v) CTBC Facility and (vi) CEXIM $106,470 Facility. In addition the Company repaid the outstanding amount under the lease agreement of Star Alessia (ex-ABY Asia) using the amount drawn under the ING $100,600 Facility (Note 9).

Some of the Company’s bareboat lease agreements contain financial covenants similar to those included in the Company’s credit facilities described in detail in Note 9 below.

Based on applicable accounting guidance, the Company determined that the sale and lease back transactions described above are in substance merely financing arrangements due to the accompanying purchase obligations included in the Company’s bareboat agreements and therefore did not derecognize the transferred vessels while the corresponding financing amount under the bareboat agreements was recorded as lease liability and presented as Lease financing. The remaining bareboat lease arrangements have been classified as finance leases and as a result, in accordance with the applicable lease accounting guidance (Note 2), the Company as lessee has recognized a right-of-use asset for each bareboat charter reflected within “Vessels and other fixed assets, net” and a corresponding lease liability being reflected within “Lease financing”. As of December 31, 2018 and 2019, the net book value of the bareboat chartered vessels, described above, was $992,777 and $798,863, respectively, with accumulated amortization of $51,956, and $72,555 respectively. In addition, the depreciation and amortization, respectively, of these bareboat chartered vessels is included within “Depreciation expense” in the consolidated statement of operations. The corresponding interest expense on the lease financing activities related to all bareboat charters for the years December 31, 2017, 2018 and 2019 was $12,590, $26,825 and $27,251, respectively, and is included within “Interest and finance costs” in the consolidated statement of operations.

The payments made during the years ended December 31, 2017, 2018 and 2019, in connection with the Company’s bareboat leases including lease payments, prepayments due to refinancing and lease interest were $20,985, $113,865 and $478,807, respectively.

The payments required to be made after December 31, 2019, for the outstanding bareboat lease obligations recognized on the balance sheet, as described above (the variable portion of which is based on the 3-month LIBOR of 1.908% as of December 31, 2019), are as follows:

Twelve month periods ending	Amount
December 31, 2020	$69,820
December 31, 2021	68,255
December 31, 2022	66,144
December 31, 2023	137,160
December 31, 2024	25,809
December 31, 2025 and thereafter	122,318
Total bareboat lease minimum payments	$489,506
Unamortized debt issuance costs	(3,936)
Total bareboat lease minimum payments, net	$485,570
Excluding bareboat lease interest	(63,594)
Lease commitments – short term	52,145
Lease commitments – long term	369,831

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.	Fair value of Above / Below Market Acquired Time Charters:

For two Augustea Vessels, which were transferred to the Company with time charter agreements attached, the Company recognized a liability of $5,373, since it determined that the respective charter rates were below market rates on the date of the transfers (Level 2). For the years ended December 31, 2018 and 2019, the amortization of fair value of the below market acquired time charters was $1,820 and $1,337, respectively, and is included under “Voyage revenues” in the consolidated statements of operations. The accumulated amortization of these below market time charters as of December 31, 2019 was $3,157.

As part of the Step 1 Acquisition of the E.R. Vessels, the Company took delivery of the vessels Star Marianne and Star Janni (Note 5) with time charter agreements attached. The Company recognized a liability of $1,269 and an asset of $336, since it was determined that the charter rate of Star Marianne was below market rates and of Star Janni was above market rates on the date of each vessel’s delivery (Level 2). For the year ended December 31, 2019, the amortization of fair value of the below market acquired time charter was $1,012, and the amortization of fair value of the above market acquired time charter was $336, which amounts are included under “Voyage revenues” in the consolidated statement of operations.

As of December 31, 2019, the intangible asset recognized in connection with the attached time charter agreement of Star Janni had been fully amortized, and the unamortized balance of the intangible liabilities described above was $2,473 and is expected to be amortized over a weighted average period of 2.17 years as follows:

Twelve month periods ending	Amount
December 31, 2020	$1,184
December 31, 2021	924
December 31, 2022	365
Total	$2,473

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

9.	Long-term debt:

New Financing Activities during the year ended December 31, 2019

i)	SEB Facility:

On January 28, 2019, the Company entered into a loan agreement with Skandinaviska Enskilda Banken AB (SEB), (the “SEB Facility”), for the financing of an amount up to $71,420. The facility is available in four tranches. The first two tranches of $32,825 each were drawn on January 30, 2019 and used together with cash on hand to refinance the outstanding amounts under the lease agreements of Star Laetitia and Star Sienna (Note 7). Each tranche matures six years after the drawdown date and is repayable in 24 consecutive, quarterly principal payments of $677 for each of the first 10 quarters and of $524 for each of the remaining 14 quarters, and a balloon payment of $18,723 payable simultaneously with the last quarterly installment, which is due in January 2025. Two tranches of approximately $1,260 each, were used to finance the acquisition and installation of scrubber equipment for the respective vessels. The first tranche concerning the vessel Star Sienna was drawn in September 2019 and the second is also expected to be drawn in March 2020. Both tranches are repayable in 12 equal quarterly installments. The SEB Facility is secured by a first priority mortgage on the two vessels.

ii)	E SUN Facility:

On January 31, 2019, the Company entered into a loan agreement with E. SUN Commercial Bank, Hong Kong branch, (the “E.SUN Facility”), for the financing of an amount of $37,100 which was used to refinance the outstanding amount under the lease agreement of Star Ariadne (Note 7). On March 1, 2019, the Company drew the amount of $37,100, which is repayable in 20 consecutive, quarterly principal payments of $618, plus a balloon payment of $24,733 payable simultaneously with the last quarterly installment, which is due in March 2024. The E.SUN Facility is secured by a first priority mortgage on the vessel Star Ariadne.

iii)	Atradius Facility:

On February 28, 2019, the Company entered into a loan agreement with ABN AMRO Bank N.V. (the “Atradius Facility”) for the financing of an amount up to $36,645 that is to be used to finance the acquisition and installation of scrubber equipment for 42 vessels. The financing is credit insured (85%) by Atradius Dutch State Business N.V. of the Netherlands (the “Atradius”). As of December 31, 2019, three tranches of $33,311 in aggregate were drawn and the last tranche of $3,331 was drawn in January 2020. The facility is repayable in 10 consecutive semi-annual installments of $3,664 and is secured by a second-priority mortgage on 22 vessels of the Company’s fleet.

iv)	ING $100,600 Facility:

On March 28, 2019, the Company entered into an amended and restated facility agreement with ING Bank N.V., London Branch, the “ING $100,600 Facility”, in order to increase the financing by $52,800 and to include additional borrowers under the existing ING $47,800 Facility. The additional financing amount of $52,800 is available in four tranches. The first two tranches of $32,100 and $17,400, respectively, were drawn in March 2019 and April 2019, respectively and used to refinance the outstanding amounts under the lease agreements of Star Magnanimus and Star Alessia (Note 7). Each tranche is repayable in 28 consecutive, quarterly principal payments of $535 and $311, plus a balloon payment of $17,120 and $8,700, respectively, for each of the two vessels, both due seven years after the drawdown date. The remaining two tranches of $1,400 each, were drawn in May 2019 and November 2019 and were used to finance the acquisition and installation of scrubber equipment for the aforementioned vessels. Both tranches are repayable in 16 equal quarterly installments of $88 each. Under the ING $47,800 Facility, two tranches of $22,500, were drawn in October 2018, which are repayable in 28 equal quarterly installments of $469 and a balloon payment of $9,375 payable together with the last installment and used to refinance the outstanding amount under the then existing agreement with Deutsche Bank (the “Deutsche Bank $85,000 Facility”) of the vessels Peloreus and Leviathan. In addition under the ING $47,800 Facility two tranches of $1,400 each, were drawn in July 2019 and used to finance the acquisition and installation of scrubber equipment for the vessels Peloreus and Leviathan. The respective tranches are repayable in 16 quarterly installments, of $88 each. The ING $100,600 Facility is secured by a first priority mortgage on the vessels Peloreus, Leviathan, Star Magnanimus and Star Alessia.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

9.	Long-term debt - (continued):

New Financing Activities during the year ended December 31, 2019 – (continued)

v)	Citibank $62,600 Facility:

On May 8, 2019, the Company entered into a loan agreement with Citibank N.A., London Branch (the “Citibank $62,600 Facility”). In May 2019, the Company drew the aggregate amount of $62,563, which was used, together with cash on hand, to refinance the outstanding amounts under the lease agreements of Star Virgo and Star Marisa (Note 7). The facility is repayable in 20 quarterly principal payments of $1,298 and a balloon payment of $36,611 payable simultaneously with the last quarterly installment, which is due in May 2024. The Citibank $62,600 Facility is secured by a first priority mortgage on the aforementioned vessels.

vi)	CTBC Facility:

On May 24, 2019, the Company entered into a loan agreement with CTBC Bank Co., Ltd, (the “CTBC Facility”), for an amount of $35,000, which was used to refinance the outstanding amount under the lease agreement of the Star Karlie (Note 7). The facility is repayable in 20 quarterly principal payments of $730 and a balloon payment of $20,400 payable simultaneously with the last quarterly installment, which is due in May 2024. The CTBC Facility is secured by first priority mortgage on the aforementioned vessel.

vii)	NTT Facility:

On July 31, 2019, the Company entered into a loan agreement with a wholly owned subsidiary of NTT Finance Corporation (the “NTT Facility”), for an amount of $17,500. The amount was drawn in August 2019 and was used to refinance the outstanding amount of $11,161 of Star Aquarius under the then existing loan with NIBC (the “NIBC $32,000 Facility”). The facility is repayable in 27 quarterly principal payments of $313 and a balloon payment of $9,063, which is due in August 2026. The NTT Facility is secured by first priority mortgage on Star Aquarius.

viii)	CEXIM $106,470 Facility:

On September 23, 2019, the Company entered into a loan agreement with China Export-Import Bank (the “CEXIM $106,470 Facility”) for an amount of $106,470, which was used to refinance the outstanding amount under the lease agreements of Katie K, Debbie H and Star Ayesha (Note 7). The facility is available in three tranches of $35,490 each, which were drawn in November 2019 and are repayable in 40 equal quarterly installments of $739 and a balloon payment of $5,915 payable together with the last installment. The CEXIM $106,470 Facility is secured by first priority mortgages on the three aforementioned vessels.

ix)	HSBC Working Capital Facility:

In September 2019, the Company entered into a committed term sheet with HSBC France for a revolving facility of an amount up to $30,000 (the “HSBC Working Capital Facility”), in order to finance working capital requirements. The agreement is secured by second priority mortgage on the eight vessels which secure the HSBC $80,000 Facility. The execution of customary definitive documentation was made on February 6, 2020 (Note 21).

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

9.	Long-term debt - (continued):

Pre - Existing Loan Facilities

i)	NBG $30,000 Facility:

On April 19, 2018, the Company entered into a loan agreement with the National Bank of Greece (the “NBG $30,000 Facility”), for the refinancing of the then existing agreement with Commerzbank (the “Commerzbank $120,000 Facility”). On May 3, 2018, the Company drew $30,000 under the NBG $30,000 Facility, which was used along with cash on hand to fully repay the outstanding amount of $34,726 under the Commerzbank $120,000 Facility. The NBG $30,000 Facility matures in February 2023. During 2019, an amount of $16,326 in aggregate, was prepaid in connection with the sale of four vessels under the NBG $30,000 Facility (Note 5) and the quarterly installments were amended to $359, and the final balloon payment, which is payable together with the last installment, was amended to $4,516. As of December 31, 2019, the NBG $30,000 Facility is secured by a first priority mortgage on the vessels Star Theta and Star Iris.

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

On September 26, 2018, the Company entered into a loan agreement with HSBC Bank plc (the “HSBC $80,000 Facility”) to refinance the aggregate outstanding amount of $74,647 under the then existing agreement with HSH Nordbank (the “HSH Nordbank $64,500 Facility”) and with HSBC Bank plc (the “HSBC $86,600 Facility”). The amount of $80,000 was drawn on September 28, 2018. During 2019, an amount of $7,505 in aggregate, was prepaid in connection with the sale of two vessels under the HSBC $80,000 Facility (Note 5) and the quarterly installments were amended to $2,140 and the final balloon payment, which is payable together with the last installment in August 2023, was amended to $29,095.  As of December 31, 2019, the facility is secured by the vessels Kymopolia, Mercurial Virgo, Pendulum, Amami, Madredeus, Star Emily, Star Omicron, and Star Zeta.

iv)	DNB $310,000 Facility:

On September 27, 2018, the Company entered into a loan agreement with DNB Bank ASA (the “DNB $310,000 Facility”), for an amount of up to $310,000, available in two tranches. The first tranche of $240,000 was used to refinance the aggregate outstanding amount of $240,440 under the then existing facilities with (i) ABN AMRO (the “ABN $87,458 Facility”), (ii) DNB, SEB and CEXIM (the “DNB-SEB-CEXIM $227,500 Facility”), (iii) DNB (the “DNB $120,000 Facility”), (iv) Deutsche Bank AG (the “Deutsche Bank AG $39,000 Facility”) and (v) ABN AMRO Bank N.V.(the “ABN AMRO Bank N.V $30,844 Facility”). The loan is secured by a first priority mortgage on Big Bang, Strange Attractor, Big Fish, Pantagruel, Gargantua, Goliath, Maharaj, Star Poseidon, Star Nasia, Diva, Star Danai, Star Renee, Star Markella, Star Laura, Star Moira, Star Jennifer, Star Mariella, Star Helena, Star Maria, Star Sirius, Star Vega, Star Triumph, Star Charis, Star Suzanna, Star Angelina and Star Gwyneth. The first tranche was drawn down on September 28, 2018 and is repayable in 20 equal quarterly installments of $8,696 and a balloon payment of $66,087 payable together with the last installment. During 2019, an amount of $ 51,202 in aggregate, was drawn from the second tranche of $70,000, which was used to finance the acquisition and installation of scrubber equipment for the mortgaged vessels under the DNB $310,000 Facility. The second tranche is repayable in 12 quarterly installments, each in an amount equal to 5.55% of the aggregate amount drawn and the remaining balance will be repaid in the form of a balloon installment in September 2023.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

9.	Long-term debt - (continued):

Pre - Existing Loan Facilities – (continued)

v)	Citi $130,000 Facility:

On October 18, 2018, the Company entered into a loan agreement with Citibank N.A., London Branch (the “Citi $130,000 Facility”) for an amount of up to $130,000, to refinance the aggregate outstanding amount of $100,075 under the then existing agreement with Citibank N.A., London Branch (the “Citi Facility”) and the existing indebtedness of five of the Augustea Vessels (as described below). The amount under Citi $130,000 Facility was available in two equal tranches of $65,000, which were drawn on October 23, 2018 and November 5, 2018. Each tranche is repayable in 20 equal quarterly installments of $1,825, commencing in January 2019, and a balloon payment along with the last installment in an amount of $28,500. The Citi $130,000 Facility is secured by a first priority mortgage on the vessels Star Pauline, Star Angie, Star Sophia, Star Georgia, Star Kamila and Star Nina and five of the Augustea Vessels Star Eva, Star Paola, Star Aphrodite, Star Lydia and Star Nicole.

vi)	ABN $115,000 Facility:

On December 17, 2018, the Company entered into a loan agreement with ABN AMRO BANK (the “ABN $115,000 Facility”), for an amount of up to $115,000 available in four tranches. The first and the second tranches of $69,525 and $7,900, respectively, were drawn on December 20, 2018. The first tranche was used to refinance the then existing indebtedness of four of the Augustea Vessels Star Virginia, Star Scarlett, Star Jeannette and Star Audrey (as described below) and the second was used to partially finance the acquisition cost of Star Bright (Note 5). The first and the second tranche are repayable in 20 equal quarterly installments of $1,705 and $282 respectively, and balloon payments are due along with the last installment in an amount of $35,428 and $2,260, respectively. The remaining two tranches of $17,875 each, were drawn in January 2019 and were used to partially finance the acquisition cost of Star Marianne and Star Janni (Note 5). Each of the third and the fourth tranche is repayable in 19 equal quarterly installments of $672 and balloon payment along with the last installment in an amount of $5,114. The loan is secured by a first priority mortgage on the four Augustea vessels and the Step 1 Vessels.

vii)	DVB $24,750 Facility:

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

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

9.	Long-term debt - (continued):

Pre - Existing Loan Facilities – (continued)

viii)	Sinosure Facility:

On February 11, 2015, the Company and Deutsche Bank (China) Co., Ltd. Beijing Branch and HSBC Bank plc entered into six seperate agreements with respect to credit facilities (the “Sinosure Facility”) for the financing of an aggregate amount of $98,165 to partially finance the construction cost of the newbuilding vessels, Honey Badger, Wolverine, Star Antares, Star Lutas, Kennadi, Mackenzie, (the “Sinosure Financed Vessels”).  The financing under the Sinosure Facility was available in six separate tranches, one for each of the Sinosure Financed Vessels, and is credit insured (95%) by China Export & Credit Insurance Corporation.  Each tranche matures twelve years after each drawdown date and is repayable in 48 equal and consecutive quarterly installments.  The Sinosure Facility is secured by a first priority cross collateralized mortgage over the Sinosure Financed Vessels.  The vessels Honey Badger and Wolverine were delivered to the Company in February 2015.  The vessel Star Antares was delivered to the Company in October 2015. The vessels Star Lutas and Kennadi were delivered to the Company in early January 2016 and the vessel Mackenzie was delivered to the Company in March 2016.

ix)	Assumed debt as part of the acquisition of Augustea Vessels:

As part of the acquisition of the Augustea Vessels the Company assumed debt of approximately $308,279 including finance lease obligations of $127,101 through bareboat leases for four of the Augustea vessels. During the fourth quarter of 2018, the Company used proceeds from (i) the second tranche of Citi $130,000 Facility to refinance the aggregate outstanding amount of $60,790 under the then existing agreement with Credit Suisse for five Augustea Vessels and (ii) the first tranche of ABN $115,000 Facility to refinance the aggregate outstanding amount of $69,907 under the then existing agreement with ABN AMRO for four Augustea Vessels. The remaining three Augustea vessels are financed under the two loan agreements described below:

a)	BNP Facility:

BNP Paribas provided financing under secured term loan agreement in two tranches, for the vessels Star Despoina and Star Pierra (the “BNP Facility”). On August 3, 2018, the date of the acquisition of the Augustea Vessels, the outstanding amount of the first and the second tranche was $15,914 and $14,977, respectively. The outstanding balance of the first tranche is repayable in 16 remaining quarterly installments, the first 15 of which are in an amount of $500 and the sixteenth is in an amount of $8,414. The outstanding balance of the second tranche is repayable in 17 remaining quarterly installments, the first 16 of which of $500 and the seventeenth is in an amount of $6,977. The loan is secured by a first priority mortgage on the two Augustea vessels.

b)	Bank of Tokyo Facility:

Bank of Tokyo provided financing under secured term loan agreement for the vessel Star Monica (the “Bank of Tokyo Facility”). On August 3, 2018, the date of the acquisition of the Augustea Vessels, the outstanding amount of the Bank of Tokyo Facility was $16,000 and is repayable in 17 remaining quarterly installments, the first sixteen of which are in the amount of $346 and the seventeenth is in an amount of $10,464. The loan is secured by a first priority mortgage on Star Monica.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

9.	Long-term debt - (continued):

Pre - Existing Loan Facilities – (continued)

x)	Issuance of 8.30% 2022 Notes:

On November 9, 2017, the Company completed a public offering of $50,000 aggregate principal amount of senior unsecured notes due in 2022 (the “2022 Notes”).  The 2022 Notes will mature on November 15, 2022.  The 2022 Notes are not guaranteed by any of the Company’s subsidiaries and bear interest at a rate of 8.30% per year, payable quarterly in arrears on the 15th day of February, May, August and November commencing on February 15, 2018. The Company may redeem the 2022 Notes at its option, in whole or in part, at any time after May 15, 2019, at a redemption price equal to 100% of the principal amount of the 2022 Notes to be redeemed plus accrued and unpaid interest. In addition, the Company may redeem the 2022 Notes in whole, but not in part, at any time at its option, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, if certain events occur involving changes in taxation.

In December 2017 the Company used the proceeds from the sale of the 2022 Notes to redeem in full the $50,000 aggregate principal amount of 8.00% Senior Notes due in 2019 (the “2019 Notes”) that had been issued in November 2014.

Scrubber Financing:

During the year ended December 31, 2019, the Company drew down an amount of (i) $33,311 under the Atradius Facility, (ii) $51,202 under the DNB $310,000 Facility, (iii) $1,260 under the SEB Facility, (iv) $5,600 under the ING $100,600 Facility and (v) $12,165 under the CMBL facility (Note 7), to finance the acquisition and installation of scrubber equipment for 10 Songa Vessels. As of December 31, 2019, the undrawn portion of scrubber-related financing under all facilities following these drawdowns stands at $46,227.

Supplemental Agreements executed during the year ended December 31, 2016

In July 2017, the Company finalized the execution of all supplemental agreements as per the restructuring letter agreements that it entered into as of August 31, 2016 with all the banks and export credit agencies (the “Supplemental Agreements”) providing at that time its senior credit facilities to, among other things, (i) defer principal payments owed from June 1, 2016 through June 30, 2018 to the due date of the balloon installments of each facility (the “ Deferred Amounts”), (ii) waive in full or substantially relax the financial covenants, effective during the period until and including December 31, 2019 and (iii) implement a cash sweep mechanism pursuant to which excess cash at consolidated level will be applied towards the payment of Deferred Amounts, payable pro rata based on each loan facility’s and lease agreement’s outstanding Deferred Amounts relative to the total Deferred Amounts at the end of each quarter. In exchange, the Company agreed to raise additional equity of not less than $50.0 million by September 30, 2016 (which condition was satisfied after the completion of the Company’s equity offering in September 2016) and impose restrictions on paying dividends until all Deferred Amounts have been repaid (the “Restructuring”).

In accordance with the terms of the Supplemental Agreements, in 2017 the Company distributed pro rata to all parties under the Restructuring (including the lease provider): an amount of $9,768. During the year ended December 31, 2018, the Company made the following payments: (i) in February 2018, an amount of $35,632, representing the excess cash resulting from the cash sweep mechanism as of December 31, 2017, (ii) in May and July 2018 an amount of $30,000 and $22,723, respectively, representing the repayments that were in total at least equivalent to the amortization payments scheduled prior to the commencement of debt amortization holidays for the first and second quarter 2018, as decided by the Company in light of its then improved performance and the improved dry bulk market in general and (iii) in October 2018, the Company repaid all outstanding Deferred Amounts that had been accumulated from June 1, 2016 through September 30, 2018 and were still outstanding.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

9.	Long-term debt - (continued):

All of the Company’s aforementioned facilities are secured by a first-priority ship mortgage on the financed vessels under each facility and general and specific assignments and guaranteed by Star Bulk Carriers Corp except for the Citi $130,000 Facility and BNP Facility which are also guaranteed by Star ABY LLC and the Bank of Tokyo Facility which is only guaranteed by Star ABY LLC.

Credit Facilities and Senior Notes Covenants:

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

As of December 31, 2018 and 2019, the Company was required to maintain minimum liquidity, not legally restricted, of $53,500 and $58,000, respectively, which is included within “Cash and cash equivalents” in the consolidated balance sheets.  In addition, as of December 31, 2018 and 2019, the Company was required to maintain minimum liquidity, legally restricted, of $8,956 and $ 8,443, respectively, which is included within “Restricted cash” current and non-current, in the consolidated balance sheets.

As of December 31, 2019, the Company was in compliance with the applicable financial and other covenants contained in its debt agreements, including the 2022 Notes.

The weighted average interest rate (including the margin) related to the Company’s existing debt, 2019 Notes and 2022 Notes and bareboat leases for the years ended December 31, 2017, 2018 and 2019 was 4.72%, 5.59% and 5.28%, respectively. The commitment fees incurred during the years ended December 31, 2017, 2018 and 2019, with regards to the Company’s unused credit facilities were $6, $1,049 and $806, respectively. There are also no undrawn portions as of December 31, 2019 other than those described under the scrubber-related financing discussed above.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

9.	Long-term debt - (continued):

The principal payments required to be made after December 31, 2019, are as follows:

Twelve month periods ending	Amount
December 31, 2020	$150,350
December 31, 2021	144,621
December 31, 2022	166,764
December 31, 2023	361,263
December 31, 2024	116,272
December 31, 2025 and thereafter	186,767
Total Long term debt	$1,126,037
Unamortized debt issuance costs	(15,098)
Total Long term debt, net	$1,110,939
Current portion of long term debt	150,350
Long term debt, net	960,589

The 2022 Notes mature in November 2022 and are presented in the consolidated balance sheets as of December 31, 2019, net of unamortized debt issuance costs of $1,179.

All of the Company’s bank loans and applicable bareboat leases bear interest at LIBOR plus a margin. The amounts of “Interest and finance costs” included in the consolidated statements of operations are analyzed as follows:

	Years ended December 31,
	2017	2018	2019
Interest on financing agreements	$48,814	$69,977	$81,393
Less: Interest capitalized	(2,423)	(1,753)	(1,018)
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other Comprehensive Income (Note 18)	852	(3)	-
Amortization of debt issuance costs	2,660	3,253	5,590
Other bank and finance charges	555	2,241	1,652
Interest and finance costs	$50,458	$73,715	$87,617

During the years ended December 31, 2017, 2018 and 2019, in connection with the prepayments described above and of lease obligations discussed in Note 7, following (i) the sale of mortgaged vessels, (ii) the cancellation of certain loan commitments, (iii) the refinancing agreements entered into in 2018 and 2019 and (iv) the redemption of the 2019 Notes, as applicable, $1,257, $2,383 and $1,229, respectively, of unamortized debt issuance costs were written off and included under “Loss on debt extinguishment” in the consolidated statements of operations. During the year ended December 31, 2019, $2,297 of prepayment fees were incurred for facilities refinanced or repaid as a result of the sale of mortgaged vessels which are also included under “Loss on debt extinguishment” in the consolidated statements of operations.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

10.	Preferred, Common Shares and Additional paid in capital:

Preferred Shares: Star Bulk is authorized to issue up to 25,000,000 preferred shares, $0.01 par value with such designations, as voting, and other rights and preferences, as determined by the Board of Directors. As of December 31, 2018 and 2019 the Company had not issued any preferred shares.

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

During the year ended December 31, 2017 the Company issued 1,220,825 common shares to the Company’s directors and employees in connection with its equity incentive plans (Note 13).

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

As further discussed in Note 3, during the year ended December 31, 2018, the Company issued 3,304,735 common shares, 13,725,000 common shares and 10,331,313 common shares in connection with the OCC Vessel Purchase Transaction, Songa Vessel Purchase Transaction and Augustea Vessel Purchase Transaction, respectively. In addition, pursuant to the post-closing adjustments set forth in the underlying agreement, in October 2018, the Company cancelled 53,978 common shares out of those issued as part of the consideration for the Augustea Vessel Purchase Transaction, reducing the total shares consideration issued in connection with the Augustea Vessel Purchase Transaction to 10,277,335. Lastly, in October 2018 the Company issued 291,300 common shares in connection with the acquisition of Star Bright (Note 5).

In addition during the year ended December 31, 2018, the Company issued 868,975 common shares to the Company’s directors and employees in connection with its equity incentive plans (Note 13).

On November 29, 2018, the Company announced a share repurchase program to purchase up to an aggregate of $50.0 million of the Company’s common shares. The timing and amount of any repurchases will be in the sole discretion of the Company’s management team, and will depend on legal requirements, market conditions, share price, alternative uses of capital and other factors. The Company is not obligated under the terms of the program to repurchase any of its common shares. The repurchase program has no expiration date and may be suspended or terminated by the Company at any time without prior notice. Common shares repurchases as part of this program will be cancelled by the Company. Pursuant to this share repurchase program, during the fourth quarter of 2018, the Company repurchased 341,363 of its common shares in open market transactions at an average price of $9.17 for an aggregate consideration of $3,131. All the aforementioned repurchased shares were canceled and removed from the Company’s share capital on January 3, 2019.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

10.	Preferred, Common Shares and Additional paid in capital – (continued):

As part of the Company’s share repurchase program, during the twelve month period ended December 31, 2019, the Company repurchased 1,020,000 shares from a non-related party shareholder in a private transaction at a price of $8.40 per share, for an aggregate consideration of $8.6 million and 1,579,195 shares in open market transactions at an average price of $7.49 for an aggregate consideration of $11,831. The repurchased shares were cancelled and removed from the Company’s share capital as of December 31, 2019.

In January 2019, the Company issued 999,336 common shares in connection with the acquisition of Star Janni and Star Marianne (Note 5).

As further discussed in Note 5, during the year ended December 31, 2019, the Company issued 4,503,370 shares in connection with the acquisition of the Delphin Vessels.

During the year ended December 31, 2019, the Company issued 883,700 shares to the Company’s directors and employees in connection with its equity incentive plans (Note 13). On November 20, 2019, the Company’s Board of Directors declared a cash dividend of $4,804 (or $0.05 per share) for the third quarter 2019, in line with the dividend policy established in November 2019.  The total dividend amount was paid in December 2019.

11.	Other operational gain:

For the year ended December 31, 2017, other operational gain of $2,918 was recognized mainly consisting of an amount of $2,139, resulting from a cash settlement of a commercial dispute and gain from hull and machinery insurance claims. For the year ended December 31, 2019, other operational gain of $2,423, was recognized, mainly consisting of gain from hull and machinery insurance claims.

12.	Management fees:

As of January 1, 2015, the Company engaged Ship Procurement Services S.A. (“SPS”), a third party company, to provide to its fleet certain procurement services. During the year ended December 2018, the Company entered into the following management agreements with: i) Augustea Technoservices Ltd and Songa Shipmanegement Ltd to provide technical management to certain of its vessels, following the completion of the Augustea Vessel Purchase Transaction and Songa Vessel Purchase Transaction (Note 3) and ii) Equinox Maritime Ltd, Zeaborn GmbH & Co. KG and Technomar Shipping Inc to provide certain management services to certain of its vessels. Total management fees under the aforementioned management agreements in effect for the years ended December 31, 2017, 2018 and 2019, were $7,543, $11,321 and $17,500, respectively, and are included in “Management fees” in the consolidated statements of operations.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

13.	Equity Incentive Plans:

On April 13, 2015, the Board of Directors granted share purchase options of up to 104,250 common shares to certain executive officers, at an option exercise price of $27.50 per share.  These options are exercisable in whole or in part between the third and the fifth anniversary of the grant date, subject to the respective individuals remaining employed by the Company at the time the options are exercised. The options expire after the fifth anniversary if not exercised.

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

•
Dilution adjustment: Compared to the number of common shares outstanding, the Company’s management considers the overall number of shares covered by the options as immaterial, and no dilution adjustment was incorporated in the valuation model.-

•
Risk-free rate: The Company has elected to employ the risk-free yield-to-maturity rate to match the expected term of the options (which as explained above is expected to be five years from the grant date).  As of the grant date, the yield-to-maturity rate of five-year U.S. Government bonds was approximately 1.3%.

On February 22, 2017, the Company’s Board of Directors adopted the 2017 Equity Incentive Plan (the “2017 Plan”) and reserved for issuance 950,000 common shares thereunder.  The terms and conditions of the 2017 Plan are substantially similar to the terms and conditions of the Company’s previous equity incentive plans.  On the same date, 944,000 restricted common shares were granted to certain of our directors, officers and employees, of which 744,000 shares vested on August 22, 2017.  The remaining 200,000 restricted common shares vested on August 22, 2018.  The fair value of each share was determined based on the closing price of the Company’s common shares on the grant date, February 22, 2017.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

13.	Equity Incentive Plans - (continued):

On February 27, 2018, the Company’s Board of Directors adopted the 2018 Equity Incentive Plan (the “2018 Plan”) and reserved for issuance 700,000 common shares thereunder. The terms and conditions of the 2018 Plan are substantially similar to the terms and conditions of the Company’s previous equity incentive plans. On the same date, 396,500 restricted common shares were granted to certain of the Company’s directors and officers of which 253,500 restricted common shares vested on August 27, 2018, 71,500 restricted common shares vested on February 27, 2019 and the remaining 71,500 restricted common shares vest on February 27, 2021. The fair value of each share was determined based on the closing price of the Company’s common shares on the grant date, February 27, 2018. In addition, on April 9, 2018, 276,000 restricted common shares were granted to the Company’s employees, all of which vested on August 27, 2018. The fair value of each share was determined based on the closing price of the Company’s common shares on the grant date, April 9, 2018.

On January 7, 2019, the Company’s Board of Directors and Compensation Committee established an incentive program for key employees, pursuant to which an aggregate of 4,000,000 restricted share units (each, a “RSU”), comprising of 10 tranches of 400,000 RSU each, will be issued. The fair value of each issuable share was determined based on the closing price of the Company’s common shares on the grant date, January 7, 2019. Each RSU represents, upon vesting, a right for the beneficiary to receive one common share of the Company. The RSUs are subject to the satisfaction of certain performance conditions, which apply if the Company’s fleet performs better than the relevant dry bulk charter rate indices as reported by the Baltic Exchange (the “Indices”) during 2020 and 2021. The RSUs start to vest if the Company’s fleet performs better than the Indices by at least $120,000, and vest in increasing amounts if and to the extent the performance of the Company’s fleet exceeds the performance that would have been derived based on the Indices by up to an aggregate of $300,000. Subject to the vesting conditions being met on April 30, 2021 and April 30, 2022 (each, a “Vesting Date”) two million RSUs will vest on each Vesting Date, on tranches based on the level of performance, and the relevant common shares of the Company will be issued by the Company and distributed to the relevant beneficiaries as per the allocation of the Board of Directors. Any non-vested RSUs at the applicable Vesting Date will be cancelled. As of December 31, 2019, the Company takes the view that only for one tranche of the RSUs which vest on April 30, 2022, the likelihood of vesting meets the “more likely than not” standard under US GAAP and as a result amortization expense for these 400,000 RSUs of $1,235 was recognized and is included under “General and administrative expenses” in the consolidated statement of operations for the year ended December 31, 2019.

On May 22, 2019, the Company’s Board of Directors adopted the 2019 Equity Incentive Plan (the “2019 Plan”) and reserved for issuance 900,000 common shares thereunder. The terms and conditions of the 2019 Plan are substantially similar to the terms and conditions of the Company’s previous equity incentive plans. On the same date, 885,000 restricted common shares were granted to certain of the Company’s directors, officers and employees of which 685,462 restricted common shares vested in August 2019, 99,769 restricted common shares will vest in August 2020 and the remaining 99,769 restricted common shares will vest in August 2022.  The fair value of each share was determined based on the closing price of the Company’s common shares on the grant date, May 22, 2019.

All non-vested shares and options vest according to the terms and conditions of the applicable award agreements.  The grantee does not have the right to vote the non-vested shares or exercise any right as a shareholder of the non-vested shares, although the issued and non-vested shares pay dividends as declared.  The dividends with respect to these shares are forfeitable if the service conditions are not fulfilled.  Share options have no voting or other shareholder rights.  For the years ended December 31, 2017 and 2018, the Company paid no dividends on non-vested shares. For the year ended December 31, 2019 the Company paid $14 for dividends to non-vested shares.

The shares which are issued in accordance with the terms of the Company’s equity incentive plans or awards remain restricted until they vest.  For the years ended December 31, 2017, 2018 and 2019, the share based compensation cost (including the RSUs) was $9,267, $8,072, and $7,943 respectively, and is included under “General and administrative expenses” in the consolidated statements of operations. There were no forfeitures of non-vested shares or options during the years 2017, 2018 and 2019.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

13.	Equity Incentive Plans - (continued):

A summary of the status of the Company’s non-vested restricted shares as of December 31, 2017, 2018 and 2019, and the movement during these years, is presented below:

	Number of shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2017	385,000	$4.82
Granted	944,000	9.59
Vested	(1,049,000)	8.24
Unvested as at December 31, 2017	280,000	$8.09

Unvested as at January 1, 2018	280,000	$8.09
Granted	672,500	11.68
Vested	(809,500)	10.29
Unvested as at December 31, 2018	143,000	$12.49

Unvested as at January 1, 2019	143,000	$12.49
Granted	885,000	8.13
Vested	(756,962)	8.54
Unvested as at December 31, 2019	271,038	$9.28

A summary of the status of the Company’s non-vested share options as of each of the years ended December 31, 2017, 2018 and 2019 is presented below. There has been no movement during each year:

Options	Number of options	Weighted average exercise price	Weighted Average Grant Date Fair Value
Outstanding at beginning of period	104,250	$27.5	$7.0605
Granted	-	-	-
Vested	-	-	-
Outstanding at end of period	104,250	$27.5	$7.0605

As of December 31, 2019, the estimated compensation cost relating to non-vested share options and restricted share awards not yet recognized was $42 and $4,347, respectively, and is expected to be recognized over the weighted average period of 2.12 years and 0.3 years, respectively. The total fair value of shares vested during the years ended December 31, 2017, 2018 and 2019 was $12,023, $10,745 and $7,703 respectively.

14.	Earnings / (Loss) per share:

All common shares issued (including the restricted shares issued under the Company’s equity incentive plan) have equal rights to vote and participate in dividends. The restricted shares issued under the Company’s equity incentive plans are subject to forfeiture provisions set forth in the applicable award agreement.  The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed.  For the purpose of calculating diluted earnings / (loss) per share, the weighted average number of diluted shares outstanding includes the incremental shares assumed issued, determined in accordance with the treasury stock method.  For the years ended December 31, 2017 and 2019, during which the Company incurred losses, the effect of 280,000 and 271,038 non-vested shares, respectively, as well as the effect of 104,250 non-vested share options, would be anti-dilutive, and “Basic loss per share” equals “Diluted loss per share.” For the year ended December 31, 2018 the denominator of the diluted earnings per share calculation includes 264,884 shares, being the number of incremental shares assumed issued under the treasury stock method and does not include the effect of 104,250 non-vested share options outstanding as of that date, as their effect was anti-dilutive.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

14.	Earnings / (Loss) per share – (continued):

The Company calculates basic and diluted loss per share as follows:

	Years ended December 31,
	2017	2018	2019
Income / (Loss) :
Net income / (loss)	$(9,771)	$58,397	$(16,201)

Basic earnings / (loss) per share:
Weighted average common shares outstanding, basic	63,034,394	77,061,227	93,735,549
Basic earnings / (loss) per share	$(0.16)	$0.76	$(0.17)

Effect of dilutive securities:
Dillutive effect of non vested shares	-	264,884	-
Weighted average common shares outstanding, diluted	63,034,394	77,326,111	93,735,549

Diluted earnings / (loss) per share	$(0.16)	$0.76	$(0.17)

15.	Accrued liabilities:

The amounts shown in the consolidated balance sheets are analyzed as follows:

	December 31, 2018	December 31, 2019
Audit fees	$295	$232
Legal fees	34	40
Other professional fees	1,502	1,540
Vessel Operating and voyage expenses	6,514	37,555
Loan interest and financing fees	8,277	7,394
Income tax	232	-
Total Accrued Liabilities	$16,854	$46,761

16.	Income taxes:

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

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

16.	Income taxes – (continued):

a)	Taxation on Marshall Islands Registered Companies and tonnage tax

Under the laws of the countries of the shipowning companies’ incorporation and/or vessels’ registration, the shipowning companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes. In addition, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Hellenic Republic.  The technical managers of the Company’s vessels, which are established in Greece under Greek Law 89/67, are responsible for the filing and payment of the respective tonnage tax on behalf the Company. Furthermore, under the New Tonnage Tax System (“TTS”) for Cypriot merchant shipping, qualifying ship managers who opted and are accepted to be taxed under the TTS are subject to an annual tax referred to as tonnage tax, which is calculated on the basis of the net tonnage of the qualifying ships they manage. The technical managers of the Company’s vessels, which are established and operate in Cyprus, are responsible for the filing and payment of the respective tonnage tax. These taxes for 2017, 2018 and 2019 were $2,565, $1,506 and $2,087 respectively, and have been included under “Vessel operating expenses” in the consolidated statements of operations.

b)	Taxation on US Source Income - Shipping Income

Under the United States Internal Revenue Code of 1986, as amended (the “Code”), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as the Company, is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

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

For the taxable year 2017 the Company believes that it was not exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that it does not satisfy the Publicly Traded Test for these years because it is subject to the 5% Override Rule.  As a result, for the year ended December 31, 2017, tax charge of approximately $202 was recognized under “Income taxes” in the consolidated statement of operations.

For the taxable years 2018 and 2019 the Company believes that it was exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that it satisfies the Publicly Traded Test for these years because it is not subject to the 5% Override Rule.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

16.	Income taxes – (continued):

c)	Taxation on Maltese and Swiss Registered Companies

In addition to the tax consequences described above, the Company may be subject to tax in one or more other jurisdictions, including Malta and Switzerland, where the Company conducts activities through certain of its subsidiaries.  The Company believes that its tax exposure for years ended December 31, 2017, 2018 and 2019 in the above jurisdictions is immaterial. The amount of income taxes recognized in the Company’s consolidated statements of operations with respect to these jurisdictions for the years ended December 31, 2017, 2018 and 2019 were $34, $61 and $109.

17.	Commitments and Contingencies:

a)	Legal proceedings

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

b)	Other contingencies:

Contingencies relating to Heron

On July 11, 2014, Oceanbulk Shipping became a wholly owned subsidiary of the Company. Oceanbulk Shipping owned a convertible loan, which was convertible into 50% of Heron Ventures Ltd’s (“Heron”) equity. After the conversion of the loan, on November 5, 2014, Heron was a 50-50 joint venture between Oceanbulk Shipping and ABY Group Holding Limited, and Oceanbulk Shipping shared joint control over Heron with ABY Group Holding Limited. Based on the applicable related agreements, neither party will entirely control Heron. In addition, any operational and other decisions with respect to Heron will need to be jointly agreed between Oceanbulk Shipping and ABY Group Holding Limited. As of December 31, 2017, all vessels previously owned by Heron have been either sold or distributed to its equity holders. While Oceanbulk Shipping and ABY Group Holding Limited intend that Heron eventually will be dissolved shortly after receiving permission from local authorities in Malta, until that occurs, contingencies to the Company may arise. However, the pre-transaction investors in Heron effectively remain as ultimate beneficial owners of Heron, until Heron is dissolved on the basis that, according to the agreement governing the Merger, any cash received or paid by the Company from the final liquidation of Heron will be settled accordingly by the pre-Merger investors in Oceanbulk (the “Oceanbulk Sellers”). The Company had no outstanding balance with the Oceanbulk Sellers as of December 31, 2017. In July 2018, ABY Group Holding Limited transferred to ABY Floriana Limited its interests to Heron.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

17.	Commitments and Contingencies - (continued):

c)	Commitments:

The following table sets forth inflows and outflows, related to the Company’s charter party arrangements and other commitments, as of December 31, 2019.

	Twelve month periods ending December 31,
+ inflows/ - outflows	Total	2020	2021	2022	2023	2024	2025 and thereafter
Future, minimum, non-cancellable charter revenue (1)	$15,349	$15,349	$-	$-	$-	$-	$-
Future, minimum, charter-in hire payments (2)	(3,894)	(3,894)	-	-	-	-	-
Vessel scrubbers (3)	(48,634)	(48,634)	-	-	-	-	-
Office rent	(1,223)	(327)	(329)	(314)	(210)	(43)	-
Total	$(38,402)	$(37,506)	$(329)	$(314)	$(210)	$(43)	$-

(1)
The amounts represent the minimum contractual charter revenues to be generated from the existing, as of December 31, 2019, non-cancellable time charter agreements, until their expiration, net of address commission, assuming no off-hire days, other than those related to scheduled interim and special surveys of the vessels.

(2)	The amounts represent the Company’s commitments under the existing, as of December 31, 2019, time charter-in arrangements for third party vessels.

(3)
The amounts represent the Company’s commitments for its vessels scrubber retrofitting program that the Company entered into in 2018 and 2019. For the respective payments, the Company has obtained financing of $149,765 of which $46,227 remains undrawn as of December 31, 2019 (Note 9).

18.	Voyage revenues:

The following table shows the voyage revenues earned from time charters, voyage charters and pool agreements for the years ended December 31, 2017, 2018 and 2019, as presented in the consolidated statements of operation:

	Years ended December 31,
	2017	2018	2019

Time charters	$240,529	$397,499	$373,927
Voyage charters	102,977	253,812	437,779
Pool revenues	574	250	9,659
	$344,080	$651,561	$821,365

The voyage revenues for the year ended December 31, 2017 presented in the consolidated statement of operations have been reduced by address commission of $12,104 which is not reflected in the above analysis.

As of December 31, 2019, trade accounts receivable, net increased by $20,383, and deferred revenue decreased by $3,481 compared to December 31, 2018. These changes were mainly attributable to the timing of collections.

Further, as of December 31, 2019, deferred assets related to revenue contracts (included within “Other current assets”) increased by $805 compared to December 31, 2018, from $2,054 to $2,859. This change was mainly attributable to the increase in the number of the voyage contracts in progress as of December 31, 2019 and the timing of commencement of revenue recognition. The Company recorded $10,855 as unearned revenue related to voyages in progress as of December 31, 2018, which were recognized in earnings during the year ended December 31, 2019 as the performance obligations were satisfied in that period.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

19.	Voyage and Vessel operating expenses:

The amounts in the consolidated statements of operations are analyzed as follows:

	Years ended December 31,
	2017	2018	2019
Voyage expenses
Port charges	$21,060	$37,215	$63,576
Bunkers	34,997	72,287	146,089
Commissions – third parties	3,438	6,179	6,828
Commissions – related parties (Note 3)	3,300	3,400	3,850
Miscellaneous	1,887	2,515	2,619
Total voyage expenses	$64,682	$121,596	$222,962

Vessel operating expenses
Crew wages and related costs	$63,074	$80,360	$103,701
Insurances	6,314	7,544	10,311
Maintenance, repairs, spares and stores	18,589	26,368	25,675
Lubricants	7,016	8,494	9,833
Tonnage taxes	2,565	1,506	2,087
Pre-delivery and Pre-joining expenses	1,925	1,234	1,507
Miscellaneous	1,945	3,366	6,948
Total vessel operating expenses	$101,428	$128,872	$160,062

20.	Fair Value Measurements and Hedging:

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

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

20.	Fair Value Measurements and Hedging - (continued):

Fair value on a recurring basis:

Interest rate swaps:

The Company from time to time enters into interest rate derivative contracts to manage interest costs and risk associated with changing interest rates with respect to its variable interest loans and credit facilities.

As of December 2018 and 2019, the Company had no interest rate swaps open positions.

Forward Freight Agreements (“FFAs”) and Bunker Swaps:

During the years ended December 31, 2017, 2018 and 2019, the Company entered into a certain number of FFAs on the Capesize, Panamax and Supramax indices. The results of the Company’s FFAs during the years ended December 31, 2017, 2018 and 2019 and the valuation of the Company’s open position as at December 31, 2018 and 2019 are presented in the tables below.

During the years ended December 31, 2017, 2018 and 2019, the Company entered into a certain number of bunker swaps. In December 2019, the Company also entered into a bunker swap with ING Bank N.V. to hedge 84,000 metric tons or approximately 10% of its estimated annual fuel consumption by selling the 2020 Singapore spread between Very Low-Sulfur Fuel Oil (VLSFO) – High-Sulfur Fuel Oil (HSFO) at $266 per ton. The effective date of the swap is January 1, 2020 and the maturity date is December 31, 2020.

The results of the Company’s bunker swaps and the valuation of the Company’s open position as at December 31, 2018 and 2019 are presented in the tables below.

The amount of Gain/ (Loss) on derivative financial instruments, forward freight agreements and bunker swaps recognized in the consolidated statements of operations are analyzed as follows:

	Years ended December 31,
	2017	2018	2019
Consolidated Statement of Operations
Gain/(loss) on derivative financial instruments, net
Unrealized gain/(loss) after de-designation of accounting hedging relationship (April 1, 2015)	$2,802	$140	$-
Realized gain/(loss) after de-designation of accounting hedging relationship (April 1, 2015)	(2,556)	(141)	-
Write-off of unrealized losses related to forecasted transactions which are no longer considered probable reclassified from other comprehensive income/(loss)	-	708	-
Ineffective portion of cash flow hedges	-	-	-
Total Gain/(loss) on derivative financial instruments, net	$246	$707	$-

Interest and finance costs
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other comprehensive income/(loss) (Note 9)	(852)	3	-
Total Gain/(loss) recognized	$(852)	$3	$-

Gain/(loss) on forward freight agreements and bunker swaps
Realized gain/(loss) on forward freight agreements	(877)	(599)	6,043
Realized gain/(loss) on bunker swaps	-	1,491	(1,386)
Unrealized gain/(loss) on forward freight agreements	(24)	520	(321)
Unrealized gain/(loss) on bunker swaps	60	(1,859)	75
Total Gain/(loss) recognized	$(841)	$(447)	$4,411

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

20.	Fair Value Measurements and Hedging - (continued):

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2018 and 2019, based on Level 1 quoted market prices in active markets.

	Quoted Prices in Active Markets for Identical Assets (Level 1)
	December 31, 2018		December 31, 2019
	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Forward freight agreements - asset position	$537	-	$216	-
Total	$537	-	$216	-
LIABILITIES
Bunker swaps - liability position	1,799	-	$1,724	-
Total	$1,799	-	$1,724	-

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans and bareboat leases (Level 2), bearing interest at variable interest rates, approximates their recorded values as of December 31, 2019, due to the variable interest rate nature thereof.

The 2022 Notes have a fixed rate, and their estimated fair value as of December 31, 2018 and 2019, determined through Level 1 inputs of the fair value hierarchy (quoted price on NASDAQ under the ticker symbol SBLKZ), was approximately $49,800 and $51,360, respectively.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

20.	Fair Value Measurements and Hedging - (continued):

Fair value hedge designation

In order to mitigate its exposure to the foreign currency risk arising from its commitments in connection with its vessels’ scrubber retrofitting program, denominated in Euro, in early April 2018 the Company converted some of its cash held in US dollars to Euro in an amount sufficient to cover 100% of its fixed orders and approximately 50% of its then optional orders with respect to the scrubber retrofitting program. During the fourth quarter of 2018 an additional amount of cash in USD was converted to Euro with the total amount of Euro converted being approximately €70.8 million, of which approximately €20.5 million was related to the fixed orders at the time of designation. This amount is being held until the payments under the contracts for scrubbers (or “unrecognized firm commitment”) are made. The Euro conversions corresponding to the fixed orders at that time were designated, on April 3, 2018, as a fair value hedge with the portion of the unrecognized firm commitment corresponding to the fixed orders being the “hedged item” and the Euro deposits corresponding to the fixed orders being the “Hedging Instrument”. Because the critical terms (currency, timing, and notional amounts) of the hedged item and the hedging instrument match in all material respects, the hedge is considered to highly offset changes in the fair value of the unrecognized firm commitment attributable to changes in the USD/Euro exchange rates. The foreign exchange loss recognized from the re-measurement of the total Euro conversions discussed above during the year ended December 31, 2018 was $3,159 and is included in “Interest and other income/(loss)” in the consolidated statement of operations. The cumulative amount of fair value hedging adjustment that was attributable to the aforementioned hedge during the year ended December 31, 2018 was $1,609 and is reflected within “Vessels and other fixed assets, net”, in the consolidated balance sheet, following the recognition of the corresponding firm commitment during the year. The corresponding gain of $1,609 recognized from April 3, 2018 to December 31, 2018 is recorded within “Interest and other income/(loss)” in the consolidated statement of operations. The ineffective portion of the aforementioned hedge as of December 31, 2018 was $39 and is reflected within “Interest and other income/(loss)” in the consolidated statement of operations. As of December 31, 2018, the entire amount of €20.5 million Euro conversions associated with this hedging relationship had been used and no such hedging relationship was designated in 2019.

Fair value on a nonrecurring basis

The Company reviewed, in 2017, 2018 and 2019 the recoverability of the carrying amount of its vessels.

The Company’s impairment analysis as of December 31, 2017, indicated that the carrying amount of the Company’s vessels, was recoverable, and therefore, the Company concluded that no impairment charge was necessary.

As further disclosed in Note 5, during 2018 and 2019, the Company recognized impairment losses of $17,784 and $3,411, respectively, related to the agreed and intended sale of certain operating vessels. The carrying value of the respective vessels was written down to the fair value as determined by reference to their agreed or negotiated sale prices (Level 2).

The following table summarizes the valuation of these assets measured at fair value on a non-recurring basis as of December 31, 2018:

Long-lived assets held and used	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Impairment loss
	(Level 1)	(Level 2)	(Level 3)
Held for sale	$-	$5,949	$-	$1,606
Vessels, net	$-	$14,893	$-	$16,178
TOTAL	$-	$20,842	$-	$17,784

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

20.	Fair Value Measurements and Hedging - (continued):

Fair value on a nonrecurring basis – (continued)

The table following table summarizes the valuation of these assets measured at fair value on a non-recurring basis as of December 31, 2019:

Long-lived assets held and used	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Impairment loss
	(Level 1)	(Level 2)	(Level 3)
Vessels, net	$-	$24,475	$-	$3,411
TOTAL	$-	$24,475	$-	$3,411

21.	Subsequent Events:

a)
On February 19, 2020, the Company declared a quarterly cash dividend of $0.05 per share which was paid on March 12, 2020, to all shareholders of record as of March 2, 2020 (“Record Date”). The ex-dividend date was February 28, 2020.

b)
In January 2020, the Company entered into a committed term sheet with Danish Ship Finance A/S for a loan of up to $55.0 million (the “DSF $55.0 million Facility”). The facility will be available in two tranches of up to $27.5 million each, and will be used to refinance the outstanding amounts under the lease agreements of Star Eleni and Star Leo (Note 7). The two tranches are expected to be drawn on or about March 30, 2020 and will mature five years after the drawdown. The Danish $55.0 million Facility will be secured by first priority mortgages on the two vessels.

c)
In February 2020, the Company executed the definitive loan documentation with HSBC France for an amount of up to $30.0 million in order to finance working capital requirements (the “HSBC Working Capital Facility”) (Note 9). In February 2020, an amount of $8,834 was drawn under the HSBC Working Capital Facility. In addition, on March 23, 2020 an amount of $13,123 was drawn under the HSBC Working Capital Facility and an additional amount of $2,225 is expected to be drawn on or about March 30, 2020.

d)
In 2020 the Company entered into bunker swaps with ING Bank N.V. and Intercontinental Exchange, Inc (“ICE”) to hedge in aggregate 70,000 metric tons of its estimated fuel consumption by selling the Singapore spread between VLSFO – HSFO at an average price of $146 per ton for the period from March to December 2020 (7,000 metric tons per month). The effective date of these swaps is March 1, 2020 and the maturity date is December 31, 2020. In addition, in 2020 the Company entered into a bunker swap with ING Bank N.V. to hedge in aggregate 24,000 metric tons of its estimated fuel consumption by selling the Singapore spread between VLSFO – HSFO at an average price of $106 per ton for the period from January to December 2021 (2,000 metric tons per month). The effective date of these swaps is January 1, 2021 and the maturity date is December 31, 2021.

Table of  Contents
STAR BULK CARRIERS CORP.
Notes to Consolidated Financial Statements
December 31, 2019
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

21.	Subsequent Events - continued:

e)
In March 2020, the Company entered into various interest rate derivative contracts with ING Bank N.V (“ING”), DNB Bank ASA (“DNB”) and Skandinaviska Enskilda Banken AB (“SEB”) to fix forward some of its floating interest rate liabilities the major terms of which are provided below:

Counterparty	Inception	Expiry	Fixed Rate	Amortizing Notional amount	Average Annual amortization
ING	29-Mar-20	29-Mar-26	0.70%	from $29.96 mil to $17.65 mil	$1.2 million
DNB	30-Mar-20	28-Sep-23	0.64%	from $128.91 mil to $51.02 mil	$6.0 million
SEB	30-Mar-20	28-Sep-23	0.63%	from $51.57 mil to $20.41 mil	$2.4 million
ING	2-Apr-20	2-Oct-25	0.70%	from $19.69 mil to $9.84 mil	$1.9 million
ING	2-Apr-20	2-Oct-25	0.70%	from $19.69 mil to $9.84 mil	$1.9 million
ING	3-Apr-20	3-Apr-23	0.68%	from $16.16 mil to $12.74 mil	$0.3 million
SEB	30-Apr-20	30-Jan-25	0.73%	from $29.44 mil to $19.25 mil	$2.7 million
SEB	30-Apr-20	30-Jan-25	0.73%	from $29.44 mil to $19.25 mil	$2.7 million

f)
On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “Covid-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have and will likely continue to cause severe trade disruptions. The extent to which Covid-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the impact cannot be made at this time.