Form 20-F/A
period 2019-12-31
Star Bulk Carriers Corp.
filed 2020-04-02
CIK 1386716

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1
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
☐ Yes ☒ No
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☒ No

EXPLANATORY NOTE
This Amendment No. 1 (this “Amendment”) to our annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”), filed on March 27, 2020 (the “Original Filing Date”), is being filed solely to file with the Securities and Exchange Commission (i) the certifications of the Company’s Principal Executive Officer and Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended, as Exhibits 12.1 and 12.2, (ii) a list of all our subsidiaries as Exhibit 8.1 and (iii) our Code of Ethics as Exhibit 11.1, which were inadvertently excluded from the Annual Report.
Except for the aforesaid Exhibits, this Amendment does not amend any other information set forth in the Annual Report. This Amendment speaks as of the Original Filing Date, and other than as explicitly set forth herein, does not reflect any events that may have occurred subsequent to the Original Filing Date, and does not modify or update in any way any disclosures made in the Annual Report.

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

4.7	2017 Equity Incentive Plan (included as Exhibit 4.9 to the Company’s Form 20-F, which was filed with the Commission on March 22, 2018 and incorporated herein by reference)
4.8	2018 Equity Incentive Plan (included as Exhibit 4.10 to the Company’s Form 20-F, which was filed with the Commission on March 22, 2018 and incorporated herein by reference)
4.9	2019 Equity Incentive Plan
4.10	Description of Common Shares
4.11	Description of 8.30% Senior Notes due 2022
8.1*	For a list of all our subsidiaries, see “Item 18. Financial Statements-Note 1.”
11.1*	Code of Ethics
12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm (Ernst & Young (Hellas) Certified Auditors Accountants S.A.)

Exhibit Number	Description
15.2	Consent of Independent Registered Public Accounting Firm (Deloitte Certified Public Accountants S.A.)
101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, formatted in Extensible Business Reporting Language (XBRL):
	(i)	Consolidated Balance Sheets as of December 31, 2018 and 2019;
	(ii)	Consolidated Statements of Operations for the years ended December 31, 2017, 2018 and 2019;
	(iv)	Consolidated Statements of Shareholders’ Equity for the for the years ended December 31, 2017, 2018 and 2019;
	(v)	Consolidated Statements of Cash Flows for the for the years ended December 31, 2017, 2018 and 2019; and
	(vi)	the Notes to Consolidated Financial Statements.
* Filed herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.
Date: April 2, 2020
Star Bulk Carriers Corp. (Registrant)

By:	/s/ Petros Pappas
Name: Petros Pappas
Title: Chief Executive Officer