Form 20-F
period 2020-12-31
Star Bulk Carriers Corp.
filed 2021-04-01
CIK 1386716

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31,2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from _____________ to ______________

Commission file number 001-33869

_______________

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

Maroussi 15124, Athens, Greece

(Name, telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Shares, par value $0.01 per share 8.30% Senior Notes due 2022	SBLK SBLKZ	Nasdaq Global Select Market Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2020, there were 97,146,687 common shares issued and 97,139,716 common shares (net of treasury shares) of the registrant outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES   ☐                 NO   ☒

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES   ☐                 NO   ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES   ☒                 NO   ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

YES  ☒                 NO   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated Filer ☒	Non- accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

ITEM 17   ☐                ITEM 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES   ☐                 NO  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

FORWARD-LOOKING STATEMENTS

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

This document includes “forward-looking statements,” as defined by U.S. federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “would,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

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

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values;
•	the strength of world economies;
•	the stability of Europe and the Euro;
•	fluctuations in interest rates and foreign exchange rates;
•	the impact of the expected discontinuance of the London Interbank Offered Rate, or LIBOR, after 2021 on interest rates of our debt that reference LIBOR;
•	business disruptions due to natural disasters or other disasters outside our control, such as the ongoing global outbreak of the novel coronavirus (“COVID-19”);
•	the length and severity of epidemics and pandemics, including COVID-19 and its impact on the demand for seaborne transportation in the dry bulk sector;
•	changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction;
•	the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom;
•	changes in our operating expenses, including bunker prices, dry docking, crewing and insurance costs;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;

i

•	the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance ("ESG") policies;
•	general domestic and international political conditions or events, including “trade wars”;
•	the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments;
•	potential disruption of shipping routes due to accidents or political events;
•	the availability of financing and refinancing;
•	the failure of our contract counterparties to meet their obligations
•	our ability to meet requirements for additional capital and financing to grow our business;
•	the impact of our indebtedness and the compliance with the covenants included in our debt agreements;
•	vessel breakdowns and instances of off-hire;
•	potential exposure or loss from investment in derivative instruments;
•	potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management;
•	our ability to complete acquisition transactions as and when planned; and
•	other important factors described in “Item 3. Key Information—D. Risk Factors” in this annual report.

We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

See the section entitled “Item 3. Key Information—D. Risk Factors” of this annual report on Form 20-F for the year ended December 31, 2020 for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this annual report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

ii

TABLE OF CONTENTS

PART I.

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

Throughout this annual report, the terms “Company,” “Star Bulk,” “we,” “us” and “our” all refer to Star Bulk Carriers Corp. and its wholly owned subsidiaries. We use the term deadweight ton (“dwt”) in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We own and operate dry bulk vessels of seven sizes:

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

Unless otherwise indicated, all references to “Dollars” and “$” in this annual report are to U.S. Dollars and all references to “Euro” and “€” in this annual report are to Euros.

We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Our vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006 and maintain offices in Athens, Oslo, New York, Cyprus, Singapore and Germany. Our common shares trade on the Nasdaq Global Select Market under the symbol “SBLK.” On June 4, 2020 the Olso Stock Exchange (“OSE”) granted our request for delisting our common shares from the OSE. Our common shares were delisted from the OSE on August 3, 2020. We have a fleet of 128 vessels (on a fully delivered basis), with an aggregate capacity of 14.1 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with carrying capacities between 52,425 dwt and 209,537 dwt.

Oaktree

Oaktree Capital Management, L.P., together with its affiliates (“Oaktree”) is our largest shareholder. Oaktree is a leader among global investment managers specializing in alternative investments, with $148 billion in assets under management as of December 2020. The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in distressed debt, corporate debt (including high yield debt and senior loans), control investing, convertible securities, real estate and listed equities. Headquartered in Los Angeles, the firm has over 1,000 employees and offices in 19 cities worldwide. See “Item 7. Major Shareholders and Related Party Transactions” for a discussion on the various limitations on the transfer and voting of our common shares by Oaktree.

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

The historical results included below and elsewhere in this document are not necessarily indicative of the future performance of Star Bulk.

CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands of U.S. Dollars, except per share and share data)

	2016	2017	2018	2019	2020
Voyage revenues	221,987	331,976	651,561	821,365	693,241
Management fee income	119	—	—	—	—
	222,106	331,976	651,561	821,365	693,241

Voyage expenses	65,821	64,682	121,596	222,962	200,058
Charter-in hire expenses	3,550	5,325	92,896	126,813	32,055
Vessel operating expenses	98,830	101,428	128,872	160,062	178,543
Dry docking expenses	6,023	4,262	8,970	57,444	23,519
Depreciation	81,935	82,623	102,852	124,280	142,293
Management fees	7,604	7,543	11,321	17,500	18,405
General and administrative expenses	24,602	30,955	33,972	34,819	31,881
Provision for doubtful debts	—	—	722	1,607	373
(Gain)/ Loss on forward freight agreements and bunker swaps, net	(411)	841	447	(4,411)	(16,156)
Impairment loss	29,221	—	17,784	3,411	—
Other operational loss	503	989	191	110	1,513
Other operational gain	(1,565)	(2,918)	—	(2,423)	(3,231)
(Gain) / Loss on sale of vessels	15,248	(2,598)	—	5,493	—
	331,361	293,132	519,623	747,667	609,253
Operating income / (loss)	(109,255)	38,844	131,938	73,698	83,988
Interest and finance costs	(41,217)	(50,458)	(73,715)	(87,617)	(69,555)
Interest and other income / (loss)	876	2,997	1,866	1,299	267
Gain / (loss) on interest rate swaps, net	(2,116)	246	707	—	—
Loss on debt extinguishment	(2,375)	(1,257)	(2,383)	(3,526)	(4,924)
Total other expenses, net	(44,832)	(48,472)	(73,525)	(89,844)	(74,212)

Income/ (Loss) before taxes and equity in income of investee	(154,087)	(9,628)	58,413	(16,146)	9,776
Income taxes	(267)	(236)	(61)	(109)	(152)
Income / (Loss) before equity in income of investee	(154,354)	(9,864)	58,352	(16,255)	9,624
Equity in income of investee	126	93	45	54	36
Net income / (loss)	(154,228)	(9,771)	58,397	(16,201)	9,660
Earnings / (loss) per share, basic and diluted	(3.24)	(0.16)	0.76	(0.17)	0.10
Weighted average number of shares outstanding, basic	47,574,454	63,034,394	77,061,227	93,735,549	96,128,173
Weighted average number of shares outstanding, diluted	47,574,454	63,034,394	77,326,111	93,735,549	96,281,389

CONSOLIDATED BALANCE SHEET AND OTHER FINANCIAL DATA
(In thousands of U.S. Dollars, except per share data)

	2016	2017	2018	2019	2020
Cash and cash equivalents	181,758	257,911	204,921	117,819	183,211
Current Assets	228,466	312,626	298,836	266,042	307,411
Advances for vessels under construction and acquisition of vessels	64,570	48,574	59,900	—	—
Vessels and other fixed assets, net	1,707,209	1,775,081	2,656,108	2,965,527	2,877,119
Total assets	2,011,702	2,145,764	3,022,137	3,238,671	3,191,793
Current liabilities (including current portion of long-term bank loans and short term lease financing)	28,119	219,274	222,717	310,931	266,432
Total long-term bank loans including long term lease financing, excluding current portion, net of unamortized loan and lease issuance costs	896,332	789,878	1,226,744	1,330,420	1,321,116
8.00% 2019 Notes and 8.30% 2022 Notes, net of unamortized notes issuance costs	48,757	48,000	48,410	48,821	49,232
Common shares	566	642	926	961	971
Total Shareholders’ equity	1,037,230	1,088,052	1,520,045	1,544,040	1,549,527
Total liabilities and shareholders’ equity	2,011,702	2,145,764	3,022,137	3,238,671	3,191,793
OTHER FINANCIAL DATA
Dividends declared and paid ($0.05 per share in 2019 and 2020)	—	—	—	4,804	4,804
Net cash provided by/(used in) operating activities	(33,232)	82,804	169,009	88,525	170,552
Net cash provided by/(used in) investing activities	(13,425)	(127,101)	(325,327)	(279,837)	(66,334)
Net cash provided by/(used in) financing activities	20,366	122,035	96,695	103,697	(34,949)
FLEET DATA
Average number of vessels (1)	69.8	69.6	87.7	112.1	116.0
Total ownership days for fleet (2)	25,534	25,387	32,001	40,915	42,456
Total available days for fleet (3)	24,623	25,272	31,614	36,403	40,274
Charter-in days for fleet (4)	366	428	5,089	6,843	1,414
AVERAGE DAILY RESULTS (In U.S. Dollars)
Time charter equivalent (5)	6,223	10,366	13,796	13,027	11,789
Vessel operating expenses (6)	3,871	3,995	4,027	3,912	4,205

(1)	Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.

(2)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.

(3)	Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and scrubber installation. The available days for 2020 were also decreased by off-hire days relating to disruptions in connection with crew changes as a result of COVID-19. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies due to differences in methods of calculation.

(4)	Charter-in days are the total days that we charter-in vessels not owned by us.

(5)	Time charter equivalent rate (the “TCE rate”) represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements). TCE rate is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses, charter-in hire expense, amortization of fair value of above/below-market acquired time charter agreements and provision for onerous contracts, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps) by Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE rate may not necessarily be comparable to TCE rates of other companies due to differences in methods of calculation. The above reported TCE rates for the year ended December 31, 2017 were calculated excluding Star Logistics. We have excluded the revenues and expenses of Star Logistics because it was formed in October 2017, and its revenues and expenses had not yet normalized in that period, which obscure material trends of our TCE rates. As a result, we believe it is more informative to our investors to present the TCE rates excluding the revenues and expenses of Star Logistics for that period (December 31, 2017). The revenues and expenses of Star Logistics normalized in the years ended December 31, 2018 and 2019 and are included for purposes of calculating the TCE rate. In 2020, we terminated our Geneva-based commercial activities and have established a new wholly-owned subsidiary based in Singapore under the name Star Bulk (Singapore) Pte. Ltd. (or “Star Bulk Singapore”), aiming to expand our commercial capability and access to charterers and cargoes in Asia. We include TCE rate, a non-GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and assists investors and our management in evaluating our financial performance. For further information concerning our calculation and reconciliation of TCE revenues and TCE rate to Voyage Revenues, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

(6)	Average daily operating expenses per vessel are calculated by dividing vessel operating expenses by Ownership days.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk factors

The following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or the trading price of our common shares.

Risks Related to Our Industry

Charter rates for dry bulk vessels are volatile and may remain at low levels or further decrease in the future, which may adversely affect our earnings and our ability to comply with our loan covenants.

The dry bulk shipping industry is cyclical with high volatility in charter rates and profitability. The degree of charter rate volatility among different types of dry bulk vessels has varied widely, and in recent years, charter rates for dry bulk vessels declined significantly from historically high levels. The Baltic Dry Index, or the “BDI”, an index published by The Baltic Exchange of shipping rates for key dry bulk routes, declined in 2020, principally as a result of the global economic slowdown caused by the COVID-19 pandemic. See “Item 4. Information on the Company- Business Overview - The International Dry Bulk Shipping Industry” for further details.

Fluctuations in charter rates result from changes in the supply of and demand for vessel capacity and changes in the supply of and demand for the major commodities carried by water internationally. Since we charter our vessels principally in the spot market, we are exposed to the cyclicality and volatility of the spot market. Factors that influence the demand for dry bulk vessel capacity include: supply of and demand for energy resources, commodities, consumer and industrial products and the location of their consumption versus the location of their regional and global exploration, production or manufacturing facilities; the globalization of production and manufacturing; global and regional economic and political conditions, including armed conflicts and terrorist activities; natural disasters and weather; pandemics, such as the COVID-19 outbreak; embargoes and strikes; disruptions and developments in international trade, including trade disputes or the imposition of tariffs on various commodities or finished goods; changes in seaborne and other transportation patterns, including the distance cargo is transported by sea; environmental and other legal regulatory developments; and currency exchange rates.

Factors that influence the supply of dry bulk vessel capacity include: the number of newbuilding orders and deliveries including slippage in deliveries; number of shipyards and ability of shipyards to deliver vessels; port and canal congestion; the scrapping rate of vessels; speed of vessel operation; vessel casualties; the number of vessels that are out of service, namely those that are laid-up, dry docked, awaiting repairs or otherwise not available for hire; availability of financing for new vessels; changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and changes in environmental and other regulations that may limit the useful lives of vessels.

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

These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.  If we are required to charter our vessels at a time when demand and charter rates are very low, we may not be able to secure employment for our vessels at all, or we may have to accept reduced and potentially unprofitable rates. If we are unable to secure profitable employment for our vessels, we may decide to lay-up some or all unemployed vessels until such time that charter rates become attractive again. During the lay-up period, we will continue to incur some expenditures, such as insurance and maintenance costs, for each such vessel. Additionally, before exiting lay-up, we will have to pay reactivation costs for any such vessel to regain its operational condition. As a result, adverse economic, political, social or other developments could have a material adverse effect on our business, results of operations and cash flows, our ability to pay dividends and continue as a going concern and our compliance with covenants in our credit facilities may be affected.

Our financial results and operations may be adversely affected by the ongoing outbreak of COVID-19, and related governmental responses thereto.

Since the beginning of calendar year 2020, the outbreak of COVID-19 that originated in China in late 2019 and that has spread to most nations around the globe has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely. Moreover, we face significant risks to our personnel and operations due to the COVID-19 pandemic. Our crews face risk of exposure to COVID-19 as a result of travel to ports in which cases of COVID-19 have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas that have been impacted by the spread of COVID-19.

Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2020, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and expect to continue to have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. In 2020, delays in crew rotations have also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so. Moreover, COVID-19 and measures against it have led to a highly difficult environment in which to dispose of vessels. The ability and willingness of potential buyers to consummate vessel transactions has been limited as a result of general economic conditions, the availability of financing, and their ability to inspect vessels. The impact of COVID-19 has also resulted in reduced industrial activity in China with temporary closures of factories and other facilities, labor shortages and restrictions on travel. We believe these disruptions along with other seasonal factors, including lower demand for some of the cargoes we carry such as iron ore and coal, have contributed to lower dry bulk rates in 2020. Epidemics may also affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. Organizations across industries, including ours, are rightly focusing on their employees’ well-being, whilst making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged or even required to operate remotely which significantly increases the risk of cyber security attacks.

If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for dry bulk and other cargo vessels may deteriorate further and our operations and cash flows may be negatively impacted. At present, it is not possible to ascertain the overall impact of COVID-19 on our business. However, the occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to pay dividends.

Global economic conditions may continue to negatively impact the dry bulk shipping industry.

The world economy is currently facing a number of new challenges as a result of the economic impact of and global response to the emergence of a pandemic crisis related to the outbreak of COVID-19, as well as recent turmoil and hostilities in various regions, including Syria, Iraq, North Korea, Venezuela, North Africa and Ukraine. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.

The U.K. formally exited the EU on January 31, 2020 (informally known as “Brexit). On December 24, 2020, the U.K. and the EU entered into a trade and cooperation agreement (the “Trade and Cooperation Agreement”), which was applied on a provisional basis from January 1, 2021. The long term effects of Brexit will depend on the effects of the implementation and application of the Trade and Cooperation Agreement and any other relevant agreements between the U.K. and EU. Brexit contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets. Brexit has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments and uncertainties, or the perception that any of them may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

The rise of populist or nationalist political parties may lead to increased trade barriers, trade protectionism and restrictions on trade. In the United States, there is significant uncertainty about the future relationship between the United States and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. Trade tensions between the U.S. and China since 2018 have resulted in both governments imposing tariffs. These tensions have been somewhat mitigated by the recent trade deal (first phase trade agreement) between the United States and China in early 2020 which, among other things, requires China to purchase approximately $200 billion in American products and services over the next two years, and future phases may result in decreased tariffs. The results of the 2020 presidential election in the United States have created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. However, it is not yet clear how the new United States administration under President Biden may deviate from the former administration’s protectionist foreign trade policies.

Economic slowdown in the Asia Pacific region, particularly in China, may have a materially adverse effect on us, as we anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. We conduct a substantial portion of our business in China or with Chinese counter parties. Changes in the economic conditions of China, and policies adopted by the government to regulate its economy, including with regards to tax matters and environmental concerns (such as achieving carbon neutrality), and their implementation by local authorities could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports, our vessels that undergo dry docking at Chinese shipyards and the financial institutions with whom we have entered into financing agreements, and could have a material adverse effect on our business, results of operations and financial condition.

In general, relatively weak global economic conditions have and may continue to have a number of adverse consequences for dry bulk and other shipping sectors, including, among other things; low charter rates, particularly for vessels employed on short-term time charters or in the spot market; decreases in the market value of dry bulk vessels and limited secondhand market for the sale of vessels; limited financing for vessels; widespread loan covenant defaults; and declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers. The occurrence of one or more of these events could have a material adverse effect on our business, results of operations, cash flows and financial condition.

A decline in the market values of our vessels could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, result in impairment charges or losses on sale.

The fair market values of dry bulk vessels have generally experienced high volatility. The fair market value of our vessels depends on a number of factors, including: prevailing level of charter rates, general economic and market conditions affecting the shipping industry, types, sizes and ages of vessels, supply of and demand for vessels, other modes of transportation, distressed asset sales, including newbuilding contract sales below acquisition costs due to lack of financing, cost of newbuildings, governmental or other regulations, the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise, changes in environmental and other regulations that may limit the useful life of vessels, technological advances; and competition from other shipping companies and other modes of transportation. If the fair market value of our vessels declines, we might not be in compliance with various covenants in our ship financing facilities, some of which require the maintenance of a certain percentage of fair market value of the vessels securing the facility to the principal outstanding amount of the loans under the facility or a maximum ratio of total liabilities to market value adjusted total assets or a minimum market value adjusted net worth. In addition, if the fair market value of our vessels declines, our access to additional funds may be affected or we may need to record impairment charges in our consolidated financial statements or incur loss on sale of vessels which can adversely affect our financial results. Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of such acquisitions may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

We are subject to complex laws and regulations, including environmental regulations, international safety regulations and vessel requirements imposed by classification societies that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. See “Information on the Company – Business Overview - Environmental and Other Regulations in the Shipping Industry” for further details. Compliance with such requirements may require vessels to be altered, costly equipment to be installed (such as ballast water treatment systems) or operational changes to be implemented and may decrease the resale value or reduce the useful lives of our vessels. Such compliance costs could have a material adverse effect on our business, financial condition and results of operations. If any vessel does not comply (i.e. fails to maintain its class or fails any annual, intermediate or special survey) the vessel will be unable to trade between ports and will be unemployable and uninsurable until such failures are remedied, which could negatively impact our results of operations and financial condition. In addition, given frequent regulatory changes, we cannot predict their effect on our ability to do business, the cost of complying with them, or their impact on vessels’ useful lives or resale value. Our failure to comply with any such conventions, laws, or regulations could cause us to incur substantial liability.

Increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies from investor advocacy groups, certain institutional investors, lenders, charterers and other market participants (collectively, the “Market Participants”), who, in recent years, have placed increasing importance on the implications and social cost of their investments. Such increased focus and activism related to ESG and similar matters (such as climate change) may hinder access to capital, as the Market Participants may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices, and may also affect the commercial tradability of our vessels should our vessels not comply with charterers’ ESG requirements. For example, due to such increasing pressures from the Market Participants to prioritize sustainable energy practices, reduce our carbon footprint, and promote sustainability, we may be required to implement more stringent ESG procedures or standards so that our existing and future Market Participants remain invested in us, make further investments in us and continue chartering our vessels. However, if we do not adapt to or comply with such evolving expectations and standards, or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and our business, financial condition, and/or stock price could be materially and adversely affected. Furthermore, certain Market Participants in the equity and debt capital markets may exclude transportation companies, such as us, from their investing portfolios altogether due to ESG factors, which may affect our ability to grow, as our plans for growth may include accessing the foregoing markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Overall, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us. Changes to inspection procedures could impose additional financial and legal obligations on us, could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, cash flows, results of operations and our ability to pay dividends.

 The operation of dry bulk carriers entails certain operational risks that could affect our earnings and cash flow.

The international shipping industry is an inherently risky business involving global operations. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters. Furthermore, the operation of certain vessel types, such as dry bulk carriers, has certain unique risks. For a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense and easily shifted and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels’ holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads, leading to the loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. If our vessels suffer damage, they may need to be repaired at a drydocking facility for substantial and unpredictable costs that may not be fully covered by insurance.  Space at drydocking facilities is sometimes limited, and not all drydocking facilities are conveniently located.  The total loss or damage of any of our vessels or cargoes could harm our reputation as a safe and reliable vessel owner and operator. Any of these circumstances or events may have a material adverse effect on our business, results of operations, cash flows and financial condition.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common shares.

All of our charters with customers prohibit our vessels from entering any countries or conducting any trade prohibited by the U.S. However, on such customers’ instructions, our vessels could call on ports in countries subject to sanctions or embargoes imposed by the U.S. government or countries identified by the U.S. government as state sponsors of terrorism, such as Iran, Sudan and Syria. Any violation of sanctions and embargo laws and regulations could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Additionally, some investors may decide to divest their interest, or not to invest, in us simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. War, terrorism, civil unrest and governmental actions in these and surrounding countries may adversely affect investor perception of the value of our common stock.

Fuel, or bunker, prices and marine fuel availability may adversely affect our profits.

Since we expect to primarily employ our vessels in the spot market, we expect that vessel fuel, known as bunkers, will be the largest single expense item in our shipping operations for our vessels. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce our profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. Lastly, if sulfur emissions regulations are relaxed in the future, or if the cost differential between low sulfur fuel and high sulfur fuel is lower than anticipated, we may not realize the economic benefits or recover the cost of the Scrubber Retrofitting Program, as further defined below under Item 4. Information on the Company - B. Business Overview – Our Fleet. As a result, we may experience a material, adverse effect on our financial condition and results of operations due to any of the foregoing changes.

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

We generate all of our revenues in U.S. dollars, and the majority of our expenses are denominated in U.S. dollars. However, a portion of our ship operating and administrative expenses are denominated in currencies other than U.S. dollars. If our expenditures on such costs and fees were significant, and the U.S. dollar were weak against such currencies, our business, results of operations, cash flows, financial condition and ability to pay dividends could be adversely affected.

Our operating results are subject to seasonal fluctuations.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in volatility in our operating results to the extent that we enter into new charter agreements or renew existing agreements during a time when charter rates are weaker or we operate our vessels on the spot market or index based time charters, which may result in quarter-to-quarter volatility in our operating results. The dry bulk sector is typically stronger during the second half of the year in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. Since we charter our vessels principally in the spot market, our revenues from our dry bulk carriers may be weaker during the fiscal quarters ended March 31 and June 30, and stronger during the fiscal quarters ended September 30 and December 31.

Risks Related to Our Company

We may face liquidity issues if conditions in the dry bulk market worsen for a prolonged period and failure to comply with the terms of our debt agreements could adversely affect our business

If the market environment declines over a prolonged period of time, we may have insufficient liquidity to fund ongoing operations or satisfy our obligations under our credit facilities, which may lead to a default under one or more of our credit facilities. In addition, our outstanding debt agreements impose us certain operating and financial restrictions and require us or our subsidiaries to maintain various financial ratios. See “Item 5 Operating and Financial Review and Prospects - Liquidity and Capital Resources - Senior Secured Credit Facilities - Credit Facility Covenants” for further details. Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions, which we may not be able to obtain when needed. This may prevent us from taking actions that are in our best interest and from executing our business strategy of growth and may restrict or limit our ability to pay dividends and finance our future operations. Further, a breach of any of the covenants in, or our inability to maintain the required financial ratios under, our debt agreements could result in a default under our debt agreements. If a default occurs under our credit facilities, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets (considering the cross default provisions included in our debt agreements), which would have a material adverse effect on our business, results of operations and financial condition.

An increase in interest rates could adversely affect our cash flow and financial condition.

The loans under our credit facilities are generally advanced at a floating rate based on LIBOR. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses. We have entered into and intend to selectively enter into derivative contracts to hedge our overall exposure to interest rate risk exposure. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Interest Rate” for a description of our interest rate swap arrangements. On July 27, 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. In addition, on November 30, 2020, ICE Benchmark Administration, the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced plans to consult on ceasing publication of U.S. Dollar LIBOR on December 31, 2021 for only the one-week and two-month U.S. Dollar LIBOR tenors, and on June 30, 2023 for all other U.S. Dollar LIBOR tenors. The United States Federal Reserve concurrently issued a statement advising banks to stop new U.S. Dollar LIBOR issuances by the end of 2021. Such announcements indicate that the continuation of LIBOR on the current basis will not be guaranteed after 2021. If LIBOR or any alternative reference rate were to increase significantly, the amount of interest payable on our outstanding indebtedness could increase significantly and could have a material adverse effect on our business, results of operations, cash flows, financial condition, and ability to pay dividends.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business.

We rely on our computer systems and network infrastructure across our operations, including on our vessels. The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, are dependent on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. We have in place safety and security measures on our vessels and onshore operations to secure our vessels against cyber-security attacks and any disruption to their information systems. However, these measures and technology may not adequately prevent security breaches despite our continuous efforts to upgrade and address the latest known threats. A disruption to the information system of any of our vessels could lead to, among other things, wrong routing, collision, grounding and propulsion failure. Beyond our vessels, we rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the foregoing events could result in violations of applicable privacy and other laws. If confidential information is inappropriately accessed and used by a third party or an employee for illegal purposes, we may be responsible to the affected individuals for any losses they may have incurred as a result of misappropriation. In such an instance, we may also be subject to regulatory action, investigation or liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our information systems. Our operations, including our vessels, and business administration could be targeted by individuals or groups seeking to sabotage or disrupt such systems and networks, or to steal data, and these systems may be damaged, shutdown or cease to function properly (whether by planned upgrades, force majeure, telecommunications failures, hardware or software break-ins or viruses, other cyber-security incidents or otherwise). The threats to our information systems are constantly evolving, and have become increasingly complex and sophisticated. Furthermore, such threats change frequently and are often not recognized or detected until after they have been launched, and therefore, we may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience.

We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. A cyber-attack could result in significant expenses to investigate and repair security breaches or system damages and could lead to litigation, fines, other remedial action, heightened regulatory scrutiny and diminished customer confidence. In addition, our remediation efforts may not be successful and we may not have adequate insurance to cover these losses. The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We are subject to certain risks with respect to our counterparties on contracts.

We have entered into, and may enter in the future into, various contracts, including charter parties and contracts of affreightment with our customers, newbuilding contracts with shipyards, credit facilities with our lenders and operating leases as charterers. These agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. Should our counterparties fail to honor their obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have recently established a new dividend policy but we may be unable to pay dividends in the future.

Under the terms of a number of our outstanding financing arrangements, we are subject to various restrictions on our ability to pay dividends. Our financing arrangements prevent us from paying dividends if an event of default exists under our credit facilities or if certain financial ratios are not met. See “Item 5 Operating and Financial Review and Prospects - Liquidity and Capital Resources - Senior Secured Credit Facilities - Credit Facility Covenants” for further details. In general, when dividends are paid, they are distributed from our operating surplus, in amounts that allow us to retain a portion of our cash flows to fund vessel or fleet acquisitions and for debt repayment and other corporate purposes, as determined by our management and board of directors. In addition, the declaration and payment of dividends will be subject at all times to the discretion of our board of directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, if any, the provisions of Marshall Islands law affecting the payment of dividends and other factors. The laws of the Republic of Marshall Islands generally prohibit the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at any level or at all.

We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.

In the event of a casualty to a vessel or other catastrophic event, we rely on our insurance to pay the insured value of the vessel or the damages incurred. Through our management agreements with our technical managers, we procure insurance for the vessels in our fleet against those risks that we believe the shipping industry commonly insures against. This insurance includes marine hull and machinery insurance, protection insurance and indemnity insurance, which include pollution risks and crew insurances, and war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1.0 billion per vessel per occurrence. We may not be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future, and we may not be able to obtain certain insurance coverages. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. Moreover, insurers may default on claims they are required to pay. In addition, we may be subject to increased premium payments, or calls, in amounts based on our claim records and the claim records of our fleet managers as well as the claim records of other members of the protection and indemnity associations (P&I Associations) through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls and any significant loss or liability for which we are not insured could have a material adverse effect on our business and financial condition.

We depend to a significant degree upon third party and affiliated managers to provide the technical management of our fleet.

We have contracted the technical management of certain portion of our fleet, including crewing, maintenance, and repair services, to third party technical management companies.  The failure of these technical managers to perform their obligations could materially and adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends.  Although we may have rights against our third party managers if they default on their obligations to us, our shareholders will share that recourse only indirectly to the extent that we recover funds.

The aging of our fleet and our practice of purchasing and operating secondhand vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

Our current business strategy includes additional growth which may, in addition to the acquisition of newbuilding vessels, include the acquisition of modern secondhand vessels. While we expect that we would typically inspect secondhand vessels prior to acquisition, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we, as a purchaser of secondhand vessels will not receive the benefit of warranties from the builders for the secondhand vessels that we acquire. In addition, unforeseen maintenance, repairs, special surveys or dry docking may be necessary for acquired secondhand vessels, which could also increase our costs and reduce our ability to employ the vessel to generate revenue. In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our vessels age they will typically become less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or may not enable us to operate our vessels profitably during the remainder of their useful lives. In addition, if new dry bulk carriers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease.

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

Historically, we have grown through acquisitions and we have built a number of newbuilding vessels. In addition, one of our strategies is to continue to grow by expanding our operations and adding to our fleet. Our future growth will primarily depend upon a number of factors, some of which may not be within our control. These factors include our ability to: identify suitable dry bulk carriers, including newbuilding slots at shipyards and/or shipping companies for acquisitions at attractive prices, obtain required financing for our existing and new operations, identify businesses engaged in managing, operating or owning dry bulk carriers for acquisitions or joint ventures, integrate any acquired dry bulk carriers or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire, hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet, identify additional new markets, enhance our customer base; and improve our operating, financial and accounting systems and controls. Our failure to effectively identify, acquire, develop and integrate any dry bulk carriers or businesses could adversely affect our business, financial condition and results of operations. The number of employees that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet in the dry bulk sector, and we may not be able to effectively hire more employees or adequately improve those systems.

In addition, our growth through acquisitions and investments is inherent to certain risks including: the possibility that we may not receive a favorable return on our investment or incur losses from our investment, or the original investment may become impaired, failure to satisfy or set effective strategic objectives, our assumption of known or unknown liabilities or other unanticipated events or circumstances, the diversion of management’s attention from normal daily operations of the business, difficulties in integrating the operations, technologies, products and personnel of the acquired company or its assets ,difficulties in supporting acquired operations, difficulties or delays in the transfer of vessels, equipment or personnel, failure to retain key personnel, unexpected capital equipment outlays and related expenses, insufficient revenues to offset increased expenses associated with acquisitions, under-performance problems with acquired assets or operations, issuance of common shares that could dilute our current shareholders, recording of goodwill and non-amortizable intangible assets that will be subject to periodic impairment testing and potential impairment charges against our future earnings, the opportunity cost associated with committing capital in such investments, undisclosed defects, damage, maintenance requirements or similar matters relating to acquired vessels; and becoming subject to litigation.

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

The Internal Revenue Service could treat us as a “passive foreign investment company,” (or “PFIC”) which could have adverse U.S. federal income tax consequences to U.S. shareholders.

As further described under Item 10. Additional Information – E. Taxation - U.S. Federal Income Taxation of U.S. Holders we believe that we currently are not a PFIC, and we do not expect to become a PFIC in the future. However, there is no direct legal authority under the PFIC rules addressing our characterization of income from our voyage and time chartering activities nor our characterization of contracts for newbuilding vessels. Moreover, the determination of PFIC status for any year can only be made on an annual basis after the end of such taxable year and will depend on the composition of our income, assets and operations from time to time. Because of the above described uncertainties, there can be no assurance that the Internal Revenue Service will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for any taxable year. If we were classified as a PFIC for any taxable year during which a U.S. shareholder owns common shares (regardless of whether we continue to be a PFIC), the U.S. shareholder would be subject to special adverse rules, including taxation at maximum ordinary income rates plus an interest charge on both gains on sale and certain dividends, unless the U.S. shareholder makes an election to be taxed under an alternative regime. Certain elections may be available to U.S. shareholders if we were classified as a PFIC.

Risks Related to Our Relationships with Mr. Pappas, Oaktree and Other Parties

Affiliates of Oaktree own a significant portion of our common shares, subject to certain restrictions on voting, acquisitions and dispositions thereof.

As of February 26, 2021, Oaktree and its affiliates beneficially own 39,006,017 common shares, which would represent approximately 39.3% of our outstanding common shares. However, pursuant to the Oaktree Shareholders Agreement, Oaktree and certain affiliates thereof have agreed to voting restrictions, ownership limitations and standstill restrictions. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions - Oaktree Shareholders Agreement” for further details.  Despite the foregoing limitations, Oaktree and its affiliates are able to exert considerable influence over us. Oaktree and its affiliates may be able to prevent or delay a change of control of us and could preclude any unsolicited acquisition of us. The concentration of ownership and voting power in Oaktree may make some transactions more difficult or impossible without the support of Oaktree, even if such events are in the best interests of our other shareholders and/or may have an adverse effect on the price of our common shares. As a result of such influence, we may take actions that our other shareholders do not view as beneficial, which may adversely affect our results of operations and financial condition and cause the value of your investment to decline. Additionally, Oaktree is in the business of making investments in companies and currently holds, and may from time to time in the future acquire, interests in the shipping industry that directly or indirectly compete with certain portions of our business. Further, if Oaktree pursues acquisitions or makes further investments in the shipping industry, those acquisitions and investment opportunities may not be available to us, and we have agreed to renounce any interest or expectancy in, or in being offered an opportunity to participate in, any corporate opportunities that may be presented to or become known to Oaktree or any of its affiliates. In addition, the members of the board of directors nominated by Oaktree will have fiduciary duties to us and in addition may have duties to Oaktree. As a result, such circumstances may entail real or apparent conflicts of interest with respect to matters affecting both us and Oaktree, whose interests, in some circumstances, may be adverse to ours.

Members of management and our directors may have relationships and affiliations with other entities that could create conflicts of interest.

While we do not expect that our Chief Executive Officer, Mr. Petros Pappas, will have any material relationships with any companies in the dry bulk shipping industry other than us, he will continue to be involved in other areas of the shipping industry which could cause conflicts of interest not in the best interest of us or our shareholders from time to time. This could result in an adverse effect on our business, financial condition, results of operations and cash flows. We use our best efforts to cause compliance with all applicable laws and regulations in addressing such conflicts of interest. In addition, our executive officers participate in business activities not associated with us, including serving as members of the management teams of Oceanbulk Maritime S.A, a dry cargo shipping company, and PST Tankers LLC, which is a joint venture between Oaktree and entities controlled by the family of Mr. Petros Pappas involved in the product tanker businesses, and are not required to work full-time on our affairs. Initially, we expect that each of our executive officers will devote a substantial portion of his/her business time to the management of our Company. Our executive officers may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of other companies with which they may be affiliated, including those companies listed above.

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

We are a foreign private issuer, and, as such, we may follow the laws of the Republic of the Marshall Islands, our home country, with respect to the foregoing requirements. For example, our board of directors is not required by the laws of the Republic of the Marshall Islands to have a majority of independent directors, so, while our board of directors includes nine members that would likely be deemed independent for purposes of the Nasdaq rules, we are not required to comply with the Nasdaq rule that requires us to have a majority of independent directors, and we may in the future have less than a majority of directors who would be deemed independent for purposes of the Nasdaq rules. Consequently, for so long as we remain a foreign private issuer, the approach of our board of directors may be different from that of a board of directors required to have a majority of independent directors, and as a result, our management oversight may be more limited than if we were required to comply with the Nasdaq rules applicable to U.S. domestic listed companies. In addition, as a “foreign private issuer,” we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic companies whose securities are registered under the Exchange Act.

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and accordingly the next determination will be made with respect to us on June 30, 2021. We will lose our foreign private issuer status if more than 50% of our outstanding voting securities are directly or indirectly held of record by residents of the U.S., and more than a majority of our executive officers and directors are U.S. citizens or residents; more than 50% of our assets are located in the U.S.; or our business is administered principally in the U.S. We may therefore lose our foreign private issuer status in the future.

If we were to lose our foreign private issuer status, we would be required to comply with the rules of the Nasdaq applicable to U.S. domestic listed companies within six months, including filing with the Commission periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain Nasdaq corporate governance requirements. As a result, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer could be significantly higher.

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

We may need to raise additional capital in the future, which may not be available on favorable terms or at all or which may dilute our common stock or adversely affect its market price.

We may require additional capital to expand our business and increase revenues, add liquidity in response to negative economic conditions, meet unexpected liquidity needs, and reduce our outstanding debt. To the extent our existing capital and borrowing capabilities are insufficient, we will need to raise additional funds through debt or equity financings, including offerings of our common stock, securities convertible into our common stock, or rights to acquire our common stock or curtail our growth and reduce our assets or restructure arrangements with existing security holders. Any equity or debt financing, or additional borrowings, if available at all, may be on terms that are not favorable to us. Equity financings could result in dilution to our stockholders, and the securities issued in future financings may have rights, preferences, and privileges that are senior to those of our common stock. To the extent that an existing shareholder does not purchase shares of voting stock, that shareholder’s interest in our Company will be diluted, representing a smaller percentage of the vote in our Board of Directors’ elections and other shareholder decisions. If our need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for us to raise the necessary capital. If we cannot raise funds on acceptable terms if and when needed, we may not be able to take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements.

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

We are incorporated under the laws of the Republic of the Marshall Islands and certain of our subsidiaries are also incorporated under the laws of the Republic of the Marshall Islands, Liberia, British Virgin Islands, Cyprus, Malta, Singapore and Germany, and we conduct operations in countries around the world. The Marshall Islands has passed an act implementing the U.N. Commission on Internal Trade Law (UNCITRAL) Model Law on Cross-Border Insolvency, or the Model Law. The adoption of the Model Law is intended to implement effective mechanisms for dealing with issues related to cross-border insolvency proceedings and encourages cooperation and coordination between jurisdictions. Notably, the Model Law does not alter the substantive insolvency laws of any jurisdiction and does not create a bankruptcy code in the Marshall Islands. Instead, the Act allows for the recognition by the Marshall Islands of foreign insolvency proceedings, the provision of foreign creditors with access to courts in the Marshall Islands, and the cooperation with foreign courts. Consequently, in the event of any bankruptcy, insolvency or similar proceedings involving us or one of our subsidiaries, bankruptcy laws other than those of the United States could apply. We have limited operations in the United States. If we become a debtor under the United States bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States or that a United States bankruptcy court would be entitled to, or accept, jurisdiction over such bankruptcy case or that courts in other countries that have jurisdiction over us and our operations would recognize a United States bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

Future sales of our common shares could cause the market price of our common shares to decline.

Our Articles of Incorporation authorize us to issue 300,000,000 common shares, of which 97,146,687 shares had been issued and 97,139,716 (excluding 6,971 treasury shares) were outstanding as of December 31, 2020. In addition, certain shareholders hold registration rights, see Item 7. Major Shareholders. Sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional common shares in the future. Our shareholders may incur dilution from any future equity offering and upon the issuance of additional common shares upon the exercise of options we have granted to certain of our executive officers or upon the issuance of additional common shares pursuant to our equity incentive plans.

We may fail to meet the continued listing requirements of the Nasdaq, which could cause our common shares to be delisted.

There can be no assurance that we will remain in compliance with the Nasdaq listing qualification rules, or that our common shares will not be delisted. A delisting of our common shares could have an adverse effect on the market price, and the efficiency of the trading market for, our common shares and could cause an event of default under certain of our senior secured credit facilities.

The price of our common shares may be highly volatile.

The price of our common shares may fluctuate due to factors such as: actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry; mergers and strategic alliances in the dry bulk shipping industry; market conditions in the dry bulk shipping industry; changes in market valuations of companies in our industry; changes in government regulation; the failure of securities analysts to publish research about us, or shortfalls in our operating results from levels forecast by securities analysts; announcements concerning us or our competitors; and the general state of the securities markets. Hence, the market for our common shares may be unpredictable and volatile. Further, there may be no continuing active or liquid public market for our common shares. Consequently, you may not be able to sell the common shares at prices equal to or greater than those paid by you, or you may not be able to sell them at all. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. There can be no guarantee that our stock price will remain at current prices.

Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger or acquisition, or could make it difficult for our shareholders to replace or remove our current board of directors, which could adversely affect the market price of our common shares.

Several provisions of our Articles of Incorporation and our Bylaws could make it difficult for our shareholders to change the composition of our Board of Directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include: authorizing our board of directors to issue “blank check” preferred stock without shareholder approval; providing for a classified board of directors with staggered, three-year terms; establishing certain advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings; prohibiting cumulative voting in the election of directors; limiting the persons who may call special meetings of shareholders; authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of our outstanding common shares entitled to vote for the directors; and establishing supermajority voting provisions with respect to amendments to certain provisions of our Articles of Incorporation and our Bylaws

These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

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

2018, 2019, 2020 and 2021 Transactions

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

On July 6, 2018, we completed the acquisition of 15 operating vessels with an aggregate capacity of 1.48 million dwt (the “Songa Vessels”) from Songa Bulk ASA (“Songa”) for an aggregate consideration of 13,725,000 of our common shares and approximately $145.0 million in cash (the “Songa Vessel Acquisition”). Following, and in connection with, this transaction, our common shares commenced trading on the Oslo Stock Exchange under the ticker “SBLK”. On June 4, 2020, the OSE granted our request for delisting our common shares from the OSE. Our common shares were delisted from the OSE on August 3, 2020. Companies controlled by Messrs. Arne Blystad, Magnus Roth and Herman Billung, represented approximately 29% of the then outstanding shares of Songa. Upon completion of the Songa Vessel Acquisition, Mr. Arne Blystad was appointed to our board of directors as class C Director and Mr. Herman Billung joined our management team as Senior Vice President.

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

On August 27, 2018, we entered into a definitive purchase agreement for the acquisition of three operating dry bulk vessels (the “Step 1 Vessels”) within 2018, and options to acquire in 2019 additional four operating dry bulk vessels (the “Step 2 Vessels”), and together with the Step 1 Vessels (the “2018 E.R Vessels”), from entities affiliated with E.R. Capital Holding GmbH & Cie. KG (“E.R.”). The first Step 1 Vessel, Star Bright was delivered in October 2018 and the remaining two of the Step 1 Vessels, Star Marianne and Star Janni were delivered to us in January 2019. The Step 1 Vessels were acquired for an aggregate of approximately 1.34 million of our common shares and approximately $41.70 million in cash. None of the options with respect to the Step 2 Vessels were exercised and therefore we did not acquire those vessels. This transaction is collectively herein referred to as “2018 E.R. Vessel Purchase Transaction.” In connection with the 2018 E.R. Vessel Purchase Transaction, we granted E.R. certain demand registration rights and shelf registration rights.

On May 27, 2019, we entered into an en bloc definitive agreement with entities controlled by Delphin Shipping, LLC (“Delphin”), an entity affiliated with Kelso & Company, pursuant to which we agreed to acquire 11 operating dry bulk vessels (the “Delphin Vessels”). The vessels were delivered to us in exchange for an aggregate of 4,503,370 of our common shares and cash consideration of $80.0 million, with the total acquisition cost being $127.5 million. All 11 Delphin Vessels were delivered to us during the third quarter of 2019. In connection with this transaction, we granted Delphin certain demand registration rights and shelf registration rights.

On December 17, 2020, we entered into a definitive agreement with entities affiliated with E.R., pursuant to which we agreed to acquire three Capesize drybulk vessels. The vessels are retrofitted with exhaust gas cleaning systems and were delivered to us on January 26, 2021. Consideration for the acquisition was payable in the form of $39.0 million in cash and 2,100,000 of our common shares, which shares were issued on January 26, 2021 to E.R. In connection with this transaction, we granted E.R. certain demand registration rights and shelf registration rights.

On February 2, 2021, we entered into an agreement with Eneti Inc. (NYSE: NETI), or Eneti, formerly known as Scorpio Bulkers Inc., and certain other parties to acquire seven vessels, consisting of three Ultramax vessels, the SBI Pegasus, the SBI Ursa (remaned to Star Bovarius) and the SBI Subaru, and four Kamsarmax vessels, the SBI Capoeira, the SBI Carioca, the SBI Lambada and the SBI Macarena (collectively, the “Eneti Acquisition Vessels”) by assuming the outstanding lease obligations of the Eneti Acquisition Vessels. As consideration for this transaction we agreed to issue to Eneti 3,000,000 newly issued common shares of the Company. To facilitate the issuance of these common shares, we issued to Eneti a warrant to purchase up to 3,000,000 of our common shares (the “Eneti Warrant”). The Eneti Warrant was issued on February 2, 2021 and, subject to its terms and conditions, may be exercised at an exercise price of $0.01 per share in connection with the delivery date of each of the Eneti Acquisition Vessels. In connection with this transaction, on February 2, 2021 we entered into a registration right agreement with Eneti, which provides Eneti with certain demand registration rights and shelf registration rights. The transaction was completed for six out of seven vessels on March 16, 2021, on which date the Eneti Warrant was partially exercised.  In connection with the partial exercise of the Eneti Warrant, we issued 2,649,203 of our common shares and assumed the outstanding lease obligations attributable to these six vessels of $86.9 million. The Eneti Warrant expires the earlier of May 14, 2021 or the delivery of the seventh vessel, the SBI Pegasus, which delivery is expected to take place in early May of 2021, upon which the remaining 350,797 common shares will be issued and we will assume the then expected outstanding lease obligations of $12.7 million.

 On February 5, 2021, we filed a registration statement on Form F-3 (File No. 333-252808), which became effective on February 17, 2021. This registration statement covers the resale of 2,100,000 of our common shares by E.R., which were issued to E.R. as consideration for the acquisition of three vessels, and up to 3,000,000 of our common shares, which we agreed to issue to Eneti as consideration for the acquisition of the Eneti Acquisition Vessels, as described above.

On March 3, 2021 we entered into a definitive agreement with a third party to acquire two ECO type resale 82,000 dwt Kamsarmax vessels (the “Kamsarmax Resale Vessels”) at a price of $55.0 million in aggregate. The vessels are expected to be delivered to us in June and September 2021 respectively directly from YAMIC yard (a joint venture between Mitsui and New Yangzijiang). An advance payment of $11.0 million was paid on March 17, 2021.

From time to time, in response to changing market conditions, we have disposed certain of our vessels (the majority of which were older vessels) and have sold, cancelled or transferred some of our newbuilding vessels. As a result, we currently have a fleet of 128 vessels (on a fully delivered basis following the delivery of all seven Eneti Acquisition Vessels and the two Kamsarmax Resale Vessels), with an aggregate capacity of 14.1 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with carrying capacities between 52,425 dwt and 209,537 dwt.

B.	Business Overview
General

We are an international shipping company with extensive operational experience that owns and operates a fleet of dry bulk carrier vessels. Our vessels transport a broad range of major and minor bulk commodities, including iron ore, minerals and grain, bauxite, fertilizers and steel products, along worldwide shipping routes. Our executive management team, which has extensive shipping industry expertise, is led by Mr. Petros Pappas, who has more than 40 years of shipping industry experience and has managed hundreds of vessel acquisitions and dispositions.

We are committed to implementing Environmental, Social and Governance (ESG) practices into our operational and strategic decision making within the scope of our vision to be a leader in sustainable dry bulk shipping. In this respect we are a signatory to the United Nations (UN) Global Compact supporting its Ten Principles on areas of human rights, labor, environment and anticorruption and committing to the broader development goals of the United Nations, the Sustainable Development Goals. We are also represented on the Board of Directors of the UN Global Compact Network Hellas.  In addition, we publish an annual Sustainability Report, which presents our ESG strategy and goals, and report on our ESG performance across all our business operations. Our Sustainability Report may be found on our website at www.starbulk.com.  The information on our website is not incorporated by reference into this annual report.

Our ESG Performance:

Environment

We implement measures designed to ensure compliance with all applicable environmental regulations, reduce our carbon footprint, improve our environmental performance and protect the marine environment.

•	We have retrofitted our fleet with Exhaust Gas Cleaning Systems (EGCS) in order to comply with emissions standards, titled IMO-2020, set by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”).
•	We have an ongoing retrofit program across our entire fleet to comply with the IMO’s Ballast Water Management Convention.
•	We participate in the Poseidon Principles, which establish a framework for assessing and disclosing the climate alignment of ship finance portfolios and are consistent with the policies and ambitions of the IMO to reduce shipping's total annual GHG emissions by at least 50% by 2050.
•	We have engaged and actively participate in partnerships and alliances that promote sustainability in the maritime sector, including emission control and other environmental initiatives, such as the Global Maritime Forum, the Getting to Zero Coalition, the Clean Shipping Alliance , the Hellenic Marine Environment Protection Association and the Australian Marine Environment Protection Association.

Social

•	We are focused οn continuously improving our social impact, including with respect to the health, safety and wellbeing of employees, both on board and ashore, to operational excellence, and to community support.
•	The health, safety and well-being of our people at sea and on shore is our top priority, especially during the COVID-19 pandemic. We are a signatory to the Neptune Declaration on Seafarer Wellbeing, which promotes the health and safety of seafarers.
•	We are dedicated to providing equal employment opportunities and treating our people fairly without regard to race, color, religious beliefs, age, sex, or any other classification.
•	We maintain high retention rates both on board and ashore and work to facilitate the professional development and career advancement of our people.
•	We are consistently the top ranked dry bulk operator among peers in the RightShip Risk Rating.
•	Our community investment activities focus on, but are not limited to, supporting vulnerable groups and youth education.

Governance

We endeavor to apply corporate governance best practices, adhere to high ethical principles and ensure the high commercial performance of our fleet.

•	The Company is governed by a diverse and experienced, majority independent Board of Directors.
•	We have a transparent Code of Ethics and Anti-Corruption Policy in place.
•	We implement strong internal controls structured to ensure robust risk management.
•	We continuously cultivate an open reporting culture with respect to any violations of the Code of Ethics.

Our Decarbonisation Strategy

We aspire to be front runners in the industry’s efforts to reduce greenhouse gas (GHG) emissions and lead by example by applying new technologies and forming alliances with participants that aim to decarbonize the industry.

The 4 pillars of our decarbonization strategy are:

•	Monitoring and transparent reporting on our GHG emissions.
•	Improving the energy efficiency of our existing fleet.
•	Participating in research and development for new technologies and alternative fuels.
•	Developing partnerships and participating in environmental alliances.

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

In addition, pursuant to the IMO sulfur cap regulations, which limited emission to 0.5% m/m sulfur content that came into force in January 2020, we decided to install scrubbers on the vast majority of our vessels (“Scrubber Retrofitting Program”). By early May 2020, we had successfully completed the installation of scrubbers on 114 vessels out of the 116 vessels in our fleet. In addition, six out of the ten recently acquired vessels in 2021 from E.R and Eneti (including vessel SBI Pegasus which is expected to be delivered in early May of 2021) are retrofitted with exhaust gas cleaning systems.  We believe that the new maritime regulations will have a strong impact on the maritime industry and will distinguish us from other dry bulk owners that will have conventional dry bulk vessels that will not be able to consume less expensive bunker fuel with higher sulfur content. We believe installation of scrubbers will increase our competitive advantage commercially making our fleet more attractive to charterers and cargo owners.

The following tables summarize key information about our operating fleet, as of the date of this annual report:

Operating Fleet

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
1	Sea Diamond Shipping LLC	Goliath (1)	209,537	July 15, 2015	2015
2	Pearl Shiptrade LLC	Gargantua (1)	209,529	April 2, 2015	2015
3	Star Ennea LLC	Star Gina 2GR	209,475	February 26, 2016	2016
4	Coral Cape Shipping LLC	Maharaj (1)	209,472	July 15, 2015	2015
5	Star Castle II LLC	Star Leo	207,939	May 14, 2018	2018
6	ABY Eleven Ltd	Star Laetitia	207,896	August 3, 2018	2017
7	Domus Shipping LLC	Star Ariadne	207,812	March 28, 2017	2017
8	Star Breezer LLC	Star Virgo	207,810	March 1, 2017	2017
9	Star Seeker LLC	Star Libra (1)	207,765	June 6, 2016	2016
10	ABY Nine Ltd	Star Sienna	207,721	August 3, 2018	2017
11	Clearwater Shipping LLC	Star Marisa	207,709	March 11 2016	2016
12	ABY Ten Ltd	Star Karlie	207,566	August 3, 2018	2016
13	Star Castle I LLC	Star Eleni	207,555	January 3, 2018	2018
14	Festive Shipping LLC	Star Magnanimus	207,490	March 26, 2018	2018
15	New Era II Shipping LLC	Debbie H	206,861	May 28, 2019	2019
16	New Era III Shipping LLC	Star Ayesha	206,852	July 15, 2019	2019
17	New Era I Shipping LLC	Katie K	206,839	April 16, 2019	2019
18	Cape Ocean Maritime LLC	Leviathan	182,511	September 19, 2014	2014
19	Cape Horizon Shipping LLC	Peloreus	182,496	July 22, 2014	2014
20	Star Nor I LLC	Star Claudine	181,258	July 6, 2018	2011
21	Star Nor II LLC	Star Ophelia	180,716	July 6, 2018	2010
22	Christine Shipco LLC	Star Martha	180,274	October 31, 2014	2010
23	Sandra Shipco LLC	Star Pauline	180,233	December 29, 2014	2008
24	Pacific Cape Shipping LLC	Pantagruel	180,181	July 11, 2014	2004
25	Star Borealis LLC	Star Borealis	179,678	September 9, 2011	2011
26	Star Polaris LLC	Star Polaris	179,546	November 14, 2011	2011
27	Star Nor III LLC	Star Lyra	179,147	July 6, 2018	2009
28	Star Regg IV LLC	Star Bayonne (2)	178,977	January 26, 2021	2010
29	Star Regg V LLC	Star Borneo (2)	178,978	January 26, 2021	2010
30	Star Regg VI LLC	Star Buenos Aires (2)	178,978	January 26, 2021	2010
31	Star Regg II LLC	Star Janni	178,978	January 7, 2019	2010
32	Star Regg I LLC	Star Marianne	178,906	January 14, 2019	2010
33	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
34	Sky Cape Shipping LLC	Big Fish	177,662	July 11, 2014	2004
35	Global Cape Shipping LLC	Kymopolia	176,990	July 11, 2014	2006
36	Star Trident XXV Ltd.	Star Triumph	176,343	December 8, 2017	2004
37	ABY Fourteen Ltd	Star Scarlett	175,800	August 3, 2018	2014
38	ABY Fifteen Ltd	Star Audrey	175,125	August 3, 2018	2011
39	Sea Cape Shipping LLC	Big Bang	174,109	July 11, 2014	2007
40	ABY I LLC	Star Paola	115,259	August 3, 2018	2011

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
41	ABM One Ltd	Star Eva	106,659	August 3, 2018	2012
42	Nautical Shipping LLC	Amami	98,681	July 11, 2014	2011
43	Majestic Shipping LLC	Madredeus	98,681	July 11, 2014	2011
44	Star Sirius LLC	Star Sirius (1)	98,681	March 7, 2014	2011
45	Star Vega LLC	Star Vega (1)	98,681	February 13, 2014	2011
46	ABY II LLC	Star Aphrodite	92,006	August 3, 2018	2011
47	Augustea Bulk Carrier Ltd	Star Piera	91,952	August 3, 2018	2010
48	Augustea Bulk Carrier Ltd	Star Despoina	91,945	August 3, 2018	2010
49	Star Nor IV LLC	Star Electra	83,494	July 6, 2018	2011
50	Star Alta I LLC	Star Angelina	82,981	December 5, 2014	2006
51	Star Alta II LLC	Star Gwyneth	82,790	December 5, 2014	2006
52	Star Trident I LLC	Star Kamila	82,769	September 3, 2014	2005
53	Star Nor VI LLC	Star Luna	82,687	July 6, 2018	2008
54	Star Nor V LLC	Star Bianca	82,672	July 6, 2018	2008
55	Grain Shipping LLC	Pendulum	82,619	July 11, 2014	2006
56	Star Trident XIX LLC	Star Maria	82,598	November 5, 2014	2007
57	Star Trident XII LLC	Star Markella	82,594	September 29, 2014	2007
58	Star Trident IX LLC	Star Danai	82,574	October 21, 2014	2006
59	ABY Seven Ltd	Star Jeanette	82,567	August 3, 2018	2014
60	Star Trident XI LLC	Star Georgia	82,298	October 14, 2014	2006
61	Star Trident VIII LLC	Star Sophia	82,269	October 31, 2014	2007
62	Star Trident XVI LLC	Star Mariella	82,266	September 19, 2014	2006
63	Star Trident XIV LLC	Star Moira	82,257	November 19, 2014	2006
64	Star Trident XVIII LLC	Star Nina	82,224	January 5, 2015	2006
65	Star Trident X LLC	Star Renee	82,221	December 18, 2014	2006
66	Star Trident II LLC	Star Nasia	82,220	August 29, 2014	2006
67	Star Trident XIII LLC	Star Laura	82,209	December 8, 2014	2006
68	Star Trident XV LLC	Star Jennifer	82,209	April 15, 2015	2006
69	Star Nor VIII LLC	Star Mona	82,188	July 6, 2018	2012
70	Star Trident XVII LLC	Star Helena	82,187	December 29, 2014	2006
71	Star Nor VII LLC	Star Astrid	82,158	July 6, 2018	2012
72	Star Zeus I LLC	SBI Capoeira (2)	82,000	March 16, 2021	2015
73	Waterfront Two Ltd	Star Alessia	81,944	August 3, 2018	2017
74	Star Nor IX LLC	Star Calypso	81,918	July 6, 2018	2014
75	Star Gaia LLC	Star Charis	81,711	March 22, 2017	2013
76	Star Elpis LLC	Star Suzanna	81,711	May 15, 2017	2013
77	Star Zeus VII LLC	SBI Macarena (2)	81,600	March 6, 2021	2016
78	Mineral Shipping LLC	Mercurial Virgo	81,545	July 11, 2014	2013
79	Star Nor X LLC	Stardust	81,502	July 6, 2018	2011
80	Star Nor XI LLC	Star Sky	81,466	July 6, 2018	2010
81	Star Zeus VI LLC	SBI Lambada (2)	81,300	March 16, 2021	2016
82	Star Zeus II LLC	SBI Carioca (2)	81,300	March 16, 2021	2015
83	ABY III LLC	Star Lydia	81,187	August 3, 2018	2013
84	ABY IV LLC	Star Nicole	81,120	August 3, 2018	2013
85	ABY Three Ltd	Star Virginia	81,061	August 3, 2018	2015
86	Star Nor XII LLC	Star Genesis	80,705	July 6, 2018	2010
87	Star Nor XIII LLC	Star Flame	80,448	July 6, 2018	2011

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
88	Star Trident III LLC	Star Iris	76,466	September 8, 2014	2004
89	Star Trident XX LLC	Star Emily	76,417	September 16, 2014	2004
90	Orion Maritime LLC	Idee Fixe (1)	63,458	March 25, 2015	2015
91	Primavera Shipping LLC	Roberta (1)	63,426	March 31, 2015	2015
92	Success Maritime LLC	Laura (1)	63,399	April 7, 2015	2015
93	Ultra Shipping LLC	Kaley (1)	63,283	June 26, 2015	2015
94	Blooming Navigation LLC	Kennadi (1)	63,262	January 8, 2016	2016
95	Jasmine Shipping LLC	Mackenzie (1)	63,226	March 2, 2016	2016
96	STAR LIDA I SHIPPING LLC	Star Apus (1)	63,123	July 16, 2019	2014
97	Star Zeus V LLC	Star Bovarius (2)	61,600	March 16, 2021	2015
98	Star Nor XV LLC	Star Wave	61,491	July 6, 2018	2017
99	Star Challenger I LLC	Star Challenger (1)	61,462	December 12, 2013	2012
100	Star Challenger II LLC	Star Fighter (1)	61,455	December 30, 2013	2013
101	Star Axe II LLC	Star Lutas (1)	61,347	January 6, 2016	2016
102	Aurelia Shipping LLC	Honey Badger (1)	61,320	February 27, 2015	2015
103	Rainbow Maritime LLC	Wolverine (1)	61,292	February 27, 2015	2015
104	Star Axe I LLC	Star Antares (1)	61,258	October 9, 2015	2015
105	Star Zeus IV LLC	SBI Subaru (2)	61,000	March 16, 2021	2015
106	ABY Five Ltd	Star Monica	60,935	August 3, 2018	2015
107	Star Asia I LLC	Star Aquarius	60,916	July 22, 2015	2015
108	Star Asia II LLC	Star Pisces (1)	60,916	August 7, 2015	2015
109	Star Nor XIV LLC	Star Glory	58,680	July 6, 2018	2012
110	STAR LIDA XI SHIPPING LLC	Star Pyxis (1)	56,615	August 19, 2019	2013
111	STAR LIDA VIII SHIPPING LLC	Star Hydrus (1)	56,604	August 8, 2019	2013
112	STAR LIDA IX SHIPPING LLC	Star Cleo (1)	56,582	July 15, 2019	2013
113	Star Trident VII LLC	Diva (1)	56,582	July 24, 2017	2011
114	STAR LIDA VI SHIPPING LLC	Star Centaurus (1)	56,559	September 18, 2019	2012
115	STAR LIDA VII SHIPPING LLC	Star Hercules (1)	56,545	July 16, 2019	2012
116	STAR LIDA X SHIPPING LLC	Star Pegasus (1)	56,540	July 15, 2019	2013
117	STAR LIDA III SHIPPING LLC	Star Cepheus (1)	56,539	July 16, 2019	2012
118	STAR LIDA IV SHIPPING LLC	Star Columba (1)	56,530	July 23, 2019	2012
119	STAR LIDA V SHIPPING LLC	Star Dorado (1)	56,507	July 16, 2019	2013
120	STAR LIDA II SHIPPING LLC	Star Aquila (1)	56,506	July 15, 2019	2012
121	Star Regg III LLC	Star Bright	55,783	October 10, 2018	2010
122	Glory Supra Shipping LLC	Strange Attractor	55,742	July 11, 2014	2006
123	Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
124	Star Zeta LLC	Star Zeta	52,994	January 2, 2008	2003
125	Star Theta LLC	Star Theta	52,425	December 6, 2007	2003
		Total dwt	13,845,033

Vessels to be delivered:
Wholly Owned Subsidiary	Vessel Name	DWT	Expected delivery to Star Bulk
Star Zeus III LLC	SBI Pegasus (2)	64,000	May-21
Star Sun I LLC	Hull YZJ2015-2263 (2)	82,000	Jun-21
Star Sun II LLC	Hull YZJ2014-2264 (2)	82,000	Sep-21
	Total dwt	228,000

(1)	Subject to a sale and leaseback financing transaction, as further described in Note 7 to our audited consolidated financial statements included in this annual report.
(2)	Vessels delivered or agreed to be delivered subsequent to December 31, 2020 as further described in Note 21 to our audited consolidated financial statements included in this annual report.

Our Competitive Strengths

We believe that we possess a number of competitive strengths in our industry, including:

We manage a high quality, scrubber fitted modern fleet

We own a modern, diverse, high quality fleet of 128 dry bulk carrier vessels, on a fully delivered basis following the delivery of all seven Eneti Acquisition Vessels and the two Kamsarmax Resale Vessels, with an aggregate capacity of 14.1 million dwt and an average age of 9.6 years. In addition, 120 out of the 128 vessels in our fully delivered fleet are retrofitted with exhaust gas cleaning systems.

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

Focus on new technology to improve fuel efficiency and vessel operations

In response to the increased environmental regulations around decarbonization, we have focused our attention on improving the sustainability and fuel efficiency of our operations. The majority of our operating fleet has been equipped with a sophisticated vessel performance monitoring system (“VPM”). The VPM system allows us to collect real-time information on the performance of important equipment, with a particular focus on vessel performance and fuel consumption. The system is designed to enhance our operational knowledge and increase the efficiency of our trading and of our vessel maintenance. Using real-time data collected from the VPM system and in-house analysis, we can:

•	evaluate optimum operating parameters during various sea passage conditions;
•	compare actual versus required vessel performance and fuel consumption;
•	assess and evaluate vessel and equipment actual performance;
•	take proactive steps, if needed, to ensure vessel and equipment operate in a reliable and efficient manner;
•	minimize downtime and off-hires by proper planning and selecting the right timing for maintenance through the condition-based monitoring approach;
•	identify timely potential operating problems; and ensure that our seafarers are well informed and taking necessary actions to reduce the likelihood of a malfunction.

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

Experienced management team with a strong track record in the shipping industry and extensive relationships with customers, lenders, shipyards and other shipping industry participants

Our company’s leadership has considerable shipping industry expertise. Our founder and Chief Executive Officer, Mr. Pappas, has an established track record in the dry bulk industry, with more than 40 years of experience and hundreds of vessel acquisitions and dispositions. Mr. Pappas has extensive experience in operating and investing in shipping, including through his family’s principal shipping operations and investment vehicle, Oceanbulk Maritime S.A.. Mr. Pappas also has extensive relationships in the shipping industry, and he has leveraged his deep relationships with shipbuilders to implement, when applicable, our newbuilding program with vessels of high specification.

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

For more information on our management team, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

Our Business Strategies

Our primary objectives are to grow our business profitably and to continue to grow as a successful owner and operator of dry bulk vessels. The key elements of our strategy are:

Capitalize on potential increases in charter rates for dry bulk shipping

The dry bulk shipping industry is cyclical in nature. The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss, and the demand for dry bulk shipping is often dependent on economic conditions, and international trade. For more information on dry bulk market, see “Item 4. Information on the Company – B. Business Overview - Basis for Statements -The International Dry Bulk Shipping Industry.

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

On January 25, 2016, we entered into a Capesize vessel pooling agreement (“Capesize Chartering Ltd or CCL Pool or CCL”) with Bocimar International NV, Golden Ocean Group Limited and C Transport Holding Ltd. As of December 31, 2020, we operated approximately 30 of our Newcastlemax and Capesize dry bulk vessels as part of one combined CCL fleet. The CCL fleet consists of approximately 115 modern Newcastlemax and Capesize vessels and is being managed out of Athens, Singapore and Antwerp. Each vessel owner is responsible for the operating, accounting and technical management of its respective vessels. The objective of this pool is to provide improved scheduling through joint marketing of our Newcastlemax and Capesize vessels, with the overall aim of enhancing economic efficiencies.

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

Maintain a strong balance sheet through optimization of use of leverage

We finance our fleet with a mix of debt and equity, and we intend to optimize use of leverage over time, even though we may have the capacity to obtain additional financing. As of December 31, 2020, our debt to total capitalization ratio (book values) was approximately 49%. Charterers have increasingly favored financially solid vessel owners, and we believe that our balance sheet strength will enable us to access more favorable chartering opportunities, as well as give us a competitive advantage in pursuing vessel acquisitions from commercial banks and shipyards, which in our experience have recently displayed a preference for contracting with well-capitalized counterparties.

Competition

Demand for dry bulk carriers fluctuates in line with the main patterns of trade of the major dry bulk cargoes and varies according to their supply and demand. We compete with other owners of dry bulk carriers in the Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax size sectors. Ownership of dry bulk carriers is highly fragmented. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator.

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

On October 3, 2017, we formed a wholly owned subsidiary, Star Logistics based in Geneva, Switzerland. Star Logistics chartered-in a number of third-party vessels on a short- to medium- term basis to increase its operating capacity in order to satisfy its clients’ needs. In 2020, we terminated our Geneva-based commercial activities and have established a new wholly-owned subsidiary based in Singapore under the name Star Bulk (Singapore) Pte. Ltd. (or “Star Bulk Singapore”), aiming to expand our commercial capability and access to charterers and cargoes in Asia.

As of December 31, 2020, we had approximately 180 employees engaged in the day to day management of our fleet, including our executive officers, through Star Bulk Management Inc, Star Bulk Shipmanagement Company (Cyprus) Limited and Starbulk S.A., Star Bulk Management Inc., Star Bulk Shipmanagement Company (Cyprus) Limited and Starbulk S.A. employ a number of shore-based executives and employees designed to ensure the efficient performance of our activities. We reimburse and/or advance funds as necessary to our in-house managers in order for them to conduct their activities and discharge their obligations, at cost.

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

Outsourced Management of the fleet

We engage Ship Procurement Services S.A., a third-party company, to provide to our fleet certain procurement services at a daily fee of $295 per vessel.

Following the completion of the Songa Vessel Acquisition, we appointed Songa Shipmanagement Ltd., an entity affiliated with certain of the sellers of the corresponding transaction and specifically with one of our directors, Mr. Blystad (see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”) as the technical manager of certain of our vessels. During the first quarter of 2019, all management agreements with Songa Shipmanagement Ltd. were terminated.

Following the completion of the Augustea Vessel Acquisition, we appointed Augustea Technoservices Ltd., an entity affiliated with certain of the sellers of the corresponding transaction and specifically with one of the Company’s directors, Mr. Zagari (see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”) as the technical manager of certain of our vessels.

During 2018 and 2019, we appointed Equinox Maritime Ltd., Zeaborn GmbH & Co. KG and Technomar Shipping Inc., which are third party management companies, to provide certain management services to our vessels.

Augustea Technoservices Ltd., Equinox Maritime Ltd., Zeaborn GmbH & Co. KG and Technomar Shipping Inc. provide technical, operation and crewing management services to certain of the vessels in our fleet.

As of December 31, 2020, Augustea Technoservices Ltd., Equinox Maritime Ltd, Zeaborn GmbH & Co. KG and Technomar Shipping Inc., provided management services to 43 of the 116 vessels of our fleet.

Basis for Statements

The International Dry Bulk Shipping Industry

Dry bulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. In 2020, based on preliminary figures, it is estimated that approximately 5.1 billion tons of dry bulk cargo was transported by sea.

The demand for dry bulk carrier capacity is derived from the underlying demand for commodities transported in dry bulk carriers, which is influenced by various factors such as broader macroeconomic dynamics, globalization trends, industry specific factors, geological structure of ores, political factors, and weather. The demand for dry bulk carriers is determined by the volume and geographical distribution of seaborne dry bulk trade, which in turn is influenced by general trends in the global economy and factors affecting demand for commodities. During the 1980s and 1990s seaborne dry bulk trade increased by 1-2% per annum. However, over the last decade, between 2008 and 2018, seaborne dry bulk trade increased at a compound annual growth rate of 4.0%, substantially influenced by the entrance of China in the World Trade Organization. Seaborne world trade decreased by 3.6% during 2020 due to a series of dry bulk export disruptions related with COVID-19 outbreak and the subsequent slowdown of economic activity. However, large stimulus packages announced by world economies, are expected to elevate the demand for seaborne dry bulk commodities during the next two years. The global dry bulk carrier fleet may be divided into seven categories based on a vessel’s carrying capacity. These main categories consist of:

•	Newcastlemax vessels, which are vessels with carrying capacities of between 200,000 and 210,000 dwt. These vessels carry both iron ore and coal and they represent the largest vessels able to enter the port of Newcastle in Australia. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

•	Capesize vessels, which are vessels with carrying capacities of between 100,000 and 200,000 dwt. These vessels generally operate along long-haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.

•	Post-Panamax vessels, which are vessels with carrying capacities of between 90,000 and 100,000 dwt. These vessels tend to have a shallower draft and larger beam than a standard Panamax vessel, and a higher cargo capacity. These vessels have been designed specifically for loading high cubic cargoes from draft restricted ports, and they can traverse the Panama Canal following the completion of its latest expansion.

•	Panamax vessels, which are vessels with carrying capacities of between 65,000 and 90,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels can pass through the Panama Canal.

•	Ultramax vessels, which are vessels with carrying capacities of between 60,000 and 65,000 dwt. These vessels carry grains and minor bulks and operate along many global trade routes. They represent the largest and most modern version of Supramax bulk carrier vessels (see below).

•	Handymax vessels, which are vessels with carrying capacities of between 35,000 and 60,000 dwt. The subcategory of vessels that have a carrying capacity of between 45,000 and 60,000 dwt are called Supramax. Handymax vessels operate along a large number of geographically dispersed global trade routes, mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

•	Handysize vessels, which are vessels with carrying capacities of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have been operating along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that lack the infrastructure for cargo loading and unloading.

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss, and the demand for dry bulk shipping is often dependent on economic conditions, and international trade. The historically low dry bulk charter rates seen in 2016 acted as a catalyst for ship owners, who scrapped a significant number of vessels, until equilibrium between demand and supply of vessels was achieved. Based on our analysis of industry dynamics, we believe that dry bulk charter rates will rise in the medium term due to historically low vessel deliveries. As of March 3, 2021, the global dry bulk carrier order book amounted to approximately 5.75% of the existing fleet at that time, a record low number not seen in 30 years. During 2020, a total of 15.4 million dwt was scrapped, which was almost double than the year before as the freight market was negatively impacted by COVID-19 outbreak. As of March 3, 2021, the year to date 2021 demolition rate is 2.3 million dwt, which represents a 29% decrease over the demolition rate for the corresponding period in 2020, as dry bulk rates in the first months of 2021 are performing much better than the seasonal average as a result of rebounding trade activity.  Historically, from 2006 to 2020, vessel annual demolition rate averaged 14.9 million dwt per year, with a high of 33.3 million dwt scrapped in 2012. Given the relatively low dry bulk order book, vessel supply is likely to be relatively constrained during the next two years, while demand for seaborne trade is expected to surpass vessel supply resulting in increased fleet utilization and elevated freight rates. While the charter market remains at current levels, we intend to operate our vessels in the spot market under short-term time charter market or voyage charters in order to benefit from any future increases in charter rates and the increased attractiveness of our scrubber-equipped vessels.

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

The BDI declined from a high of 11,793 in May 2008 to a low of 290 in February 2016, which represents a decline of 98%. In 2020, the BDI ranged from a low of 393 in May 2020, to a high of 2,097 in October 2020. As of March 3, 2021, the BDI stood on average at 1,587. Even though charter hire levels have increased compared to the lows of 2016, there can be no assurance that they will increase further, and the market could decline again.

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

Our company has specifically developed a recycling policy, which has been included within our Safety Management System (“SMS”) and applies to all the managed vessels. In addition to the above, there are clearly and accurately defined measures that need to be retained as well as standards that should be achieved, which are required, in view of the levels of excellence that our company aims for and achieves. There is a clear delegation of the monitoring and maintenance responsible entities (both ashore and on board) and the duties has been clarified as required. Each vessel has a ship specific plan, which has been reviewed and approved by the competent classification society and they have been certified for compliance with the required regulation.

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

International Maritime Organization

The IMO has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL”, the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emissions standards, titled IMO-2020, took effect on January 1, 2020.

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

The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems. Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

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

Further to the above, as of the 1st of September, 2020 it became mandatory to use fuel with max 0.1% Sulfur content while berthing in South Korean ports. There are specific requirements for the berthing process and we are diligently complying with all of them. Moreover, from January 1st, 2022 onwards, it will be mandatory to use fuel with max 0.1% Sulfur content while navigating ECAs.

The second part of the Korean regulations have to do with speed reductions. The port areas selected will be designated as “VSR program Sea Areas”. Each Sea Area will span 20 nautical miles in radius, measured from a specific lighthouse in each port. Ships should navigate no faster than a maximum speed of 12 knots for container ships and car-carriers, 10 knots for other ship types, when moving from starting point to an end point within a Sea Area.

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

As part of the wider push towards both the IMO’s 2030 and 2050 greenhouse gas targets, MEPC has agreed draft regulations relating to the Energy Efficiency Existing Ship Index (“EEXI”), to be confirmed at MEPC 76 (June 2021). Once the regulation is approved in the upcoming MEPC 76, the regulations will enter into force from 1st January 2023.  Any vessels that will not meet this new EEXI requirement will need to adopt energy-saving/emission reducing technology, through retrofits, to reach compliant levels. This creates a vast array of implications for the shipping industry going forward. Recycling of older ships could accelerate as the investments to comply with regulations are not feasible. One of the most efficient ways of reducing emissions is reducing power, this would in turn limit vessel speed and with that supply.  The Company owns one of the most modern and fuel-efficient fleets in the industry. Maintaining and improving our position in respect of the above creates an extremely compelling outlook for our company in the next 2-5 years.

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

The IMO’s Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

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

A ship specific plan has been developed for each vessel covering the requirements according to the updated regulations as well as additional precautions to be maintained on multiple accounts. Detailed pieces of information have been added, pertaining to the software and cyber security on board and additional measures have been taken to protect the integrity of our vessels. Specific policies have been developed to that effect, such as cyber-security, email usage, password, device, workstation policies, etc. Very specific guidelines have been provided to the Masters and crew members regarding their conduct when facing the authorities and what dos and don’ts should be adhered to, in order for the cyber requirements to be fulfilled at all times.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. We have developed and implemented the required ballast water treatment systems on the majority of our fleet and are in compliance with all the applicable regulations.

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

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis. Our vessels are all currently holders of these certificates issued by the respective flag administrations.

Anti-fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and E.U. authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and E.U. ports, respectively. As of the date of this annual report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existed prior to the 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the “Navigable Waters Protection Rule,” which replaces the rule published on October 22, 2019, and redefines “waters of the United States.” This rule became effective on June 22, 2020, although the effective date has been stayed in at least one U.S. state pursuant to court order. The effect of this rule is currently unknown.

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

The E.U. has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The E.U. also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the E.U. with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the E.U. has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the E.U. imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

Chinese Regulations

Our Company complies with the local Chinese regulations and requirements pertaining to the Ship Pollution Response Organization. This requires owners/operators of (a) any ship carrying polluting and hazardous cargoes in bulk or (b) any other vessel above 10,000 gt to enter into a pollution clean-up contract with a Maritime Safety Agency (“MSA”) approved Ship Pollution Response Organization before the vessel enters a Chinese port. We have established contractual agreements and are cooperating with our local representatives, to provide us the best in market options at each specific port. This practically applies to all the managed vessel within our fleets and means that we are getting high-quality service on a case by case basis, always obtaining the best price versus quality result that could be procured.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement and the withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021.

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

The E.U. made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The E.U. also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions. Further, in August 2019, the Administration announced plans to weaken regulations for methane emissions, and on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

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

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or “the Rules,” which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., Bureau Veritas, NKK, DNV-GL, American Bureau of Shipping, Lloyd’s Register of Shipping). Their respective Classification certificates have been issued by the vessel’s classification society following the initial survey carried out on board.

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

Ensuring compliance with environmental regulations

Other aspects of our environmental compliance include:

•	Refrigerant Allowance: We have banned all the types of refrigerants that significantly affect the ozone layer such as R22 in order to reduce the Global Warming Potential (GWP). Additionally, during possible maintenance activities both in our offices and on vessels, we use eco-friendly refrigerants that do not affect the ozone layer such as R407 and R404. In compliance with EU 517/2014 regulation, stipulating restriction to the use of refrigerants exceeding GWP of 2500, we are using eco-friendly refrigerants in 30% of our fleet and we expect that100% of our fleet will have installed eco-friendly refrigerants within the next 5 years.

•	Biodegradable Lubricants: We have decided to use these types of biodegradable lubricants proactively in 100% of our fleet regardless of their destination. Biodegradable lubricants are eco-friendly lubricants which are mandatory for vessels that transport cargo or have the United States as destination ports.

•	We have proactively taken immediate steps to comply in 2019 with EU regulation (1257/2013 on Ship recycling), that will take effect on December 31, 2020. The regulation refers to vessel recycling activities and the identification and monitoring of hazardous materials, including:

o	Asbestos

o	PCBs

o	Ozone depleting substances

o	PFOS

o	Anti-fouling systems containing organotin compounds as a biocide.

We are also in the process of replacing Freon onboard and extend compliance with Hazardous Material regulation to all of our fleet.

Dry-BMS (Rightship Standards)

This program is designed to allow ship managers to measure their SMS against agreed industry standards, with the aim of improving fleet performance and risk management. This will ensure that policies align with the industry’s best practice to both advance our vessels’ performance and attain high standards of health, safety, security and pollution prevention.

The draft guidelines focus on 30 areas of management practice across the four most serious risk areas faced in vessel operations: performance, people, plant and process. This grades the excellence of a company’s SMS against measurable expectations and targets without involving the burdens of excessive inspections. This standard is not meant to replace any pre-existing system or rule but rather to enhance their existing application and raise the levels of excellence achieved. The minimum benefits of this venture would a) cover all relevant ship management issues in one document, b) be relevant to the entire dry bulk shipping industry worldwide, c) complement other statutory requirements and industry guidance and d) be frequently evaluated to drive continuous improvement across the management companies on an international level

C.	Organizational structure

As of December 31, 2020, we are the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under “Item 18. Financial Statements.”

D.	Property, plant and equipment

We do not own any real property. Our interests in the vessels in our fleet are our only material properties. See “Item 4. Information on the Company—B. Business Overview—General.”

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Overview

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with “Item 3. Key Information—A. Selected Financial Data”, “Item 4. Business Overview” and our historical consolidated financial statements and accompanying notes included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

We are an international shipping company with extensive operational experience that owns and operates a fleet of dry bulk carrier vessels. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes.

A.	Operating Results

We deploy our vessels on a mix of short to medium time charters or voyage charters, contracts of affreightment, or in dry bulk carrier pools, according to our assessment of market conditions. We adjust the mix of these charters to take advantage of the relatively stable cash flow and high utilization rates associated with medium to long-term time charters, or to profit from attractive spot charter rates during periods of strong charter market conditions, or to maintain employment flexibility that the spot market offers during periods of weak charter market conditions.

Key Performance Indicators

Our business consists primarily of:

•	employment and operation of dry bulk vessels constituting our operating fleet; and
•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of dry bulk vessels constituting our operating fleet.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;
•	crew selection and training;
•	vessel spares and stores supply;
•	contingency response planning;
•	onboard safety procedures auditing;
•	accounting;
•	vessel insurance arrangement;
•	vessel chartering;
•	vessel security training and security response plans pursuant to the requirements of the ISPS Code;
•	obtaining ISM Code certification and audits for each vessel within the six months of taking over a vessel;
•	vessel hire management;
•	vessel surveying; and
•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships (i.e., administration of bank loans and bank accounts);
•	management of our accounting system and records and financial reporting;
•	administration of the legal and regulatory requirements affecting our business and assets; and
•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	charter rates and duration of our charters;
•	age, condition and specifications of our vessels
•	levels of vessel operating expenses;
•	depreciation and amortization expenses;
•	fuel costs;
•	financing costs; and
•	fluctuations in foreign exchange rates.

We believe that the important measures for analyzing trends in the results of operations consist of the following:

•	Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was part of our owned fleet during the period divided by the number of calendar days in that period.

•	Ownership days are the total number of calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.

•	Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and scrubber installation. The available days for the twelve months ended December 31, 2020 were also decreased by off-hire days relating to disruptions in connection with crew changes as a result of COVID-19. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies due to differences in methods of calculation.

•	Charter-in days are the total days that we charter-in vessels not owned by us.

•	Time charter equivalent rate. Represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements) (please refer below for its detailed calculation).

The following table reflects certain operating data of our fleet, including our ownership days, and TCE rates for the periods indicated:

(TCE rates expressed in U.S. Dollars)

	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2020
Average number of vessels	87.7	112.1	116.0
Number of vessels in operation (as of the last day of the periods reported)	107	116	116
Average age of operational fleet (in years)	8.0	8.3	9.2
Ownership days	32,001	40,915	42,456
Available days	31,614	36,403	40,274
Charter-in days	5,089	6,843	1,414
Time charter equivalent rate (TCE rate)	$13,796	$13,027	$11,789
Voyage revenues	$651,561	$821,365	$693,241

Time Charter Equivalent Rate (TCE rate)

Time charter equivalent rate (the “TCE rate”) represents the weighted average daily time charter equivalent rates of our operating fleet (including owned fleet and fleet under charter-in arrangements). TCE rate is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements and provision for onerous contracts, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps) by Available days for the relevant time period. Available days do not include the Charter-in days as per the definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE rate may not necessarily be comparable to TCE rates of other companies due to differences in methods of calculation. For the detailed calculation please see the table below with the reconciliation of Voyage Revenues to TCE revenues and TCE rate. We include TCE rate, a non-GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure because it assists our management in making decisions regarding the deployment and use of our operating vessels and assists investors and our management in evaluating our financial performance.

The following table reflects the calculation and reconciliation of TCE rate to voyage revenues as reflected in the consolidated statement of operations:

(In thousands of U.S. Dollars, except for TCE rates)	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2020
Voyage revenues	$651,561	$821,365	$693,241
Less:
Voyage expenses	(121,596)	(222,962)	(200,058)
Charter-in hire expenses	(92,896)	(126,813)	(32,055)
Realized gain/(loss) on FFAs/bunker swaps	892	4,657	14,861
Amortization of fair value of below/above market acquired time charter agreements	(1,820)	(2,013)	(1,184)
Time charter equivalent revenues	$436,141	$474,234	$474,805

Available days	31,614	36,403	40,274
Daily Time Charter Equivalent Rate (“TCE”)	$13,796	$13,027	$11,789

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

Voyage Expenses

Voyage expenses may include port and canal charges, agency fees, fuel (bunker) expenses and brokerage commissions payable to related and third parties. Voyage expenses are incurred for our owned and chartered-in vessels during voyage charters or when the vessel is unemployed. Bunker expenses, port and canal charges primarily increase in periods during which vessel are employed on voyage charters because these expenses are paid by the owners. Our voyage expenses primarily consist of bunkers cost, port expenses and commissions paid in connection with the chartering of our vessels.

Charter-in hire expenses

Charter-in hire expenses represent hire expenses for chartering-in third and related party vessels, either under time charters or voyage charters.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, vessel scrubbers and Ballast Water Treatment System (“BWTS”) maintenance expenses, lubricants and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including for instance developments relating to market prices for crew wages, lubricants and insurance, may also cause these expenses to increase.

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

Management Fees

Management fees include fees paid to third parties as well as related parties providing certain procurement services to our fleet.

Interest and Finance Costs

We incur interest expense and financing costs in connection with our outstanding indebtedness under our existing loan facilities (including sale and leaseback financing transactions) and the 2022 Notes. We also incur financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of the relevant debt liability and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Gain/(loss) on interest rate swaps, net

We enter into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans and credit facilities. Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value (Level 2) with changes in such fair value recognized in earnings under (gain)/loss on interest rate swaps, net, unless specific hedge accounting criteria are met. When interest rate swaps are designated and qualify as cash flow hedges, the effective portion of the unrealized gains/losses from those swaps is recorded in Other Comprehensive Income / (Loss) while any ineffective portion is recorded as Gain/(loss) on interest rate swaps, net.

Gain/(Loss) on Forward Freight Agreements and Bunker Swaps, net

From time to time, we take positions in freight derivatives, including freight forward agreements (the “FFAs”) and freight options with an objective to utilize those instruments as economic hedges that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. Our FFAs are settled on a daily basis mainly through reputable exchanges such as London Clearing House (LCH) or Singapore Exchange (SGX) so as to limit our exposure in over the counter transactions. Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. Freight options are treated as assets/liabilities until they are settled. Any such settlements by us or settlements to us under FFAs are recorded under (Gain)/Loss on forward freight agreements and bunker swaps, net.

Also, from time to time, we may enter into bunker swap contracts to manage our exposure to fluctuations of bunker prices associated with the consumption of bunkers by our vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. Our bunker swaps are settled through reputable clearing houses. Bunker price differentials paid or received under the swap agreements are recognized under (Gain)/Loss on forward freight agreements and bunker swaps, net.

The fair value of freight derivatives and bunker swaps is determined through Level 1 inputs of the fair value hierarchy (quoted prices from the applicable exchanges such as the London Clearing House (LCH) or the Singapore Exchange (SGX)). Our FFAs and bunker swaps do not qualify for hedge accounting and therefore unrealized gains or losses are recognized under (Gain)/Loss on forward freight agreements and bunker swaps, net.

Interest Income

We earn interest income on our cash deposits with our lenders and other financial institutions.

Inflation

Inflation does not have a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Foreign Exchange Fluctuations

Please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

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

Impairment of long-lived assets: We follow guidance related to the impairment or disposal of long-lived assets, which addresses financial accounting and reporting for such impairment or disposal. The standard requires that long-lived assets held for use by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The guidance calls for an impairment loss when the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the asset is less than its carrying amount to the extent that its carrying amount is higher than its fair market value. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration agreed sale prices and third-party valuations. In this respect, management regularly reviews the carrying amount of each vessel, including newbuilding contracts, if any, when events and circumstances indicate that the carrying amount of a vessel or a new building contract might not be recoverable (such as vessel sales and purchases, business plans, obsolescence or damage to the asset and overall market conditions).

When impairment indicators are present, we determine if the carrying value of each asset is recoverable by comparing (A) the future undiscounted net operating cash flows for each asset, using a probability weighted approach between the Value-In-Use method and the fair market value of the vessel when alternative courses of action are under consideration (i.e. sale or continuing operation of a vessel), to (B) the carrying value for such asset. Our management’s subjective judgment is required in making assumptions and estimates used in forecasting future operating results for this calculation. Such judgment is based on current market conditions, historical industry’s and Company’s specific trends, as well as expectations regarding future charter rates, vessel operating expenses, vessel’s residual value and vessel’s utilization over the remaining useful life of the vessel. These estimates are also consistent with the plans and forecasts used by the management to conduct our business.

The future undiscounted projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent rate for the unfixed days over the estimated remaining economic life of each vessel, net of brokerage and address commissions. Estimates of the daily time charter equivalent for the unfixed days are based on the prevailing, as of end of year, Forward Freight Agreement (“FFA”) rates of the respective calendar year for each of the first three years, average of the FFA rate of the third year and the historical average rate for the fourth year and historical average rates of similar size vessels for the period thereafter. The expected cash inflows from charter revenues are based on an assumed fleet utilization rate of approximately 98% for the unfixed days, also taking into account expected technical off-hire days. In addition, in light of our investment in EGCS, an estimate of an additional daily revenue for each scrubber-fitted vessel was also included, reflecting additional compensation from charterers due to the fuel cost savings that these vessels provide. In assessing expected future cash outflows, management forecasts vessel operating expenses, which are based on our internal budget for the first annual period, and thereafter assume an annual inflation rate of up to 3% (escalating to such level during the first three-year period and capped at the thirteenth year thereafter), management fees and vessel expected maintenance costs (for dry docking and special surveys). The estimated salvage value of each vessel is $300 per light weight ton, in accordance with our vessel depreciation policy. We use a probability weighted approach for developing estimates of future cash flows used to test our vessels for recoverability when alternative courses of action are under consideration (i.e. sale or continuing operation of a vessel). If our estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value with a charge recorded in earnings.

Using the framework for estimating future undiscounted net operating cash flows described above, we completed our impairment analysis for the years ended December 31, 2019 and 2020, for those operating vessels whose carrying values were above their respective market values and for those newbuilding vessels whose fully delivered cost was above their market value. An impairment loss of $3.4 million was recognized for the year ended December 31, 2019, which resulted primarily from our actual and intended vessel sales as further described elsewhere herein. Our impairment analysis as of December 31, 2020, indicated that the carrying amount of our vessels, was recoverable, and therefore concluded that no impairment charge was necessary.

Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective. To minimize such subjectivity, our analysis for the year ended December 31, 2020, also involved sensitivity analysis to the model input we believe is most important, being the historical rates. In particular, in terms of our estimates for the charter rates for the unfixed period, we consider that the FFA as of December 31, 2020, which is applied in our model for the first three years period, approximates the levels of charter rates at which the Company could fix all of its unfixed vessels currently, should management opt for a fully hedged chartering strategy over the next three years. We, however, sensitized our model with regards to freight rate assumptions for the unfixed period beyond the first three years and until the end of the remaining useful life. Our sensitivity analysis revealed that, to the extent the historical rates would not decline by more than a range of 7% to 43%, depending on the vessel, we would not be required to recognize additional impairment.

Vessel Acquisitions and Depreciation: We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and delivery expenditures, including pre-delivery expenses and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation and impairment, if any. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering the estimated salvage value. We estimate the useful life of our vessels to be 25 years from the date of initial delivery from the shipyard, with secondhand vessels depreciated from the date of their acquisition through their remaining estimated useful life.

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

Awards of restricted shares, restricted share units or share options that are subject to performance conditions are also measured at their fair value, which is equal to the market value of our common shares on the grant date. If the award is subject only to performance conditions, compensation cost is recognized only if the performance conditions are satisfied. For awards that are subject to performance conditions and future service conditions, if it is probable that the performance condition for these awards will be satisfied, the compensation cost in respect of these awards is recognized over the requisite service period. If it is initially determined that it is not probable that the performance condition will be satisfied and it is later determined that the performance conditions are likely to be satisfied (or vice versa), the effect of the change in estimate is retroactively accounted for in the period of change by recording a cumulative catch-up adjustment to retroactively apply the new estimate. If the award is forfeited because the performance condition is not satisfied, any previously recognized compensation cost is reversed.

On January 7, 2019, our Board of Directors and Compensation Committee established an incentive program for key employees, pursuant to which an aggregate of four million (4,000,000) restricted share units (each, a “RSU”), comprising of 10 tranches of 400,000 RSU each, will be issued. As further described in “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Management—Equity Incentive Plan”, the RSUs are subject to the satisfaction of certain performance conditions, which apply if our fleet performs better than relevant dry bulk charter rate indices as reported by the Baltic Exchange (the “Indices”) during 2020 and 2021. In developing estimates as to whether such performance conditions are probable to be satisfied we employed the same set of assumptions, to the extent applicable, with those of our impairment exercise discussed above. As of December 31, 2019, we believed that only one tranche, which vests on April 30, 2022, had a likelihood of its vesting to meet the “more likely than not” threshold under US GAAP, and as a result amortization expense for these 400,000 RSUs of $1.2 million was recognized and was included under “General and administrative expenses” in the consolidated statement of operations for the year ended December 31, 2019. During the year ended and as of December 31, 2020, we determined that the current likelihood of vesting for any of the 4,000,000 RSUs did not meet a “more likely than not” threshold under US GAAP. As a result, the previously recognized expense of $1.2 million was reversed in 2020. This amount is included under “General and administrative expenses” in the consolidated statement of operations for the year ended December 31, 2020. Although we believe that the assumptions used to evaluate the probability of those performance conditions being satisfied are reasonable and appropriate, such assumptions are highly subjective. To minimize such subjectivity, our analysis for the year ended December 31, 2020, also involved sensitivity analysis which indicated that the possibility of vesting, and accordingly the recognition of amortization expense, being appropriate, was remote.

Estimates and judgments are required in ascertaining the most likely outcome of such performance conditions and actual outcomes may differ from estimates. Such estimates are reviewed and updated at each reporting period.

Year ended December 31, 2020 compared to the year ended December 31, 2019

Voyage revenues net of Voyage expenses: Voyage revenues for the year ended December 31, 2020 decreased to $693.2 million from $821.4 million for the year ended December 31, 2019. Voyage revenues net of Voyage expenses were $493.2 million for the year ended December 31, 2020, compared to $598.4 million for the year ended December 31, 2019, and were negatively affected by the negative impact of the COVID-19 pandemic which led to an overall weak dry bulk market environment. As a result, the TCE rate for the year ended December 31, 2020 was $11,789 compared to $13,027 for the year ended December 31, 2019.

Charter-in hire expenses: Charter-in hire expenses for the years ended December 31, 2020 and 2019 were $32.1 million and $126.8 million, respectively. The decrease is due to the significant reduction in charter-in days which totaled 1,414 in the year ended December 31, 2020 compared to 6,843 in the same period in 2019.

Operating expenses: For the years ended December 31, 2020 and 2019, vessel operating expenses were $178.5 million and $160.1 million, respectively. This increase was primarily due to the increase in the average number of vessels to 116.0 from 112.1 and additional crew expenses from crew changes performed during the period as a result of COVID-19 restrictions imposed in the beginning of 2020, of $3.5 million. In addition, vessel operating expenses for the year ended December 31, 2020 also increased by $3.4 million in connection to maintenance expenses for vessel scrubbers and BWTS. Vessel operating expenses for the year ended December 31, 2019 included pre-delivery and pre-joining expenses of $1.2 million incurred in connection with the delivery of the new vessels in our fleet during that period.

Dry docking expenses: Dry docking expenses for the year ended December 31, 2020, were $23.5 million corresponding to 26 of our vessels that underwent their periodic dry docking surveys. In 2019, we installed scrubbers on the majority of our vessels. Some of these vessels were scheduled to undergo their dry docking surveys due in 2020. In order to avoid any further off-hire days for these vessels in 2020, we decided to complete the dry docking survey for these vessels concurrently with the installation of scrubbers in 2019. As a result, in 2019, we incurred fees and expenses associated with the dry docking of these vessels, which would have otherwise been incurred in 2020. In particular, during the year ended December 31, 2019, we incurred dry docking expenses of $57.4 million, $22.6 million of which relates to accelerated dry dockings due in 2020. During the year ended December 31, 2019, 47 of our vessels completed their periodic dry docking surveys.

Depreciation For the years ended December 31, 2020 and 2019, depreciation expense increased to $142.3 from $124.3 million due to the increase in number of vessels in our owned fleet as well as due to the increase in the cost base of our vessels due to the recent installation of scrubber equipment and ballast water management systems.

General and administrative expenses and Management fees: General and administrative expenses for the years ended December 31, 2020 and 2019 were $31.9 million and $34.8 million, respectively. The decrease is mainly attributable to the decrease in share-based compensation expense to $4.6 million in the year ended December 31, 2020 from $7.9 million in the same period of 2019. Management fees for the years ended December 31, 2020 and 2019 were $18.4 million and $17.5 million, respectively. The increase in management fees is attributable to the new management agreements entered into in connection with the fleets we acquired in the third quarter of 2019.

Impairment loss: For the year ended December 31, 2019, impairment loss of $3.4 million was recognized in connection with the agreement to sell the vessels Star Anna and Star Gamma. No impairment loss for the year ended December 31, 2020 was deemed necessary.

(Gain)/Loss on forward freight agreements and bunker swaps, net: For the year ended December 31, 2020, we incurred a net gain on forward freight agreements and bunker swaps of $16.2 million, consisting of unrealized gain of $1.3 million and realized gain of $14.9 million. For the year ended December 31, 2019, we incurred a net gain on forward freight agreements and bunker swaps of $4.4 million, consisting of realized gain of $4.7 million and unrealized loss of $0.3 million.

(Gain)/Loss on sale of vessels: During the year ended December 31, 2019, we recognized an aggregate loss on sale of vessels of $5.5 million in connection with the sale of certain of our vessels.

Interest and finance costs net of interest and other income/ (loss): Interest and finance costs net of interest and other income/(loss) for the years ended December 31, 2020 and 2019 were $69.3 million and $86.3 million, respectively. Despite the increase in our the weighted average balance of our outstanding indebtedness to $1,603.6 million during the year ended December 31, 2020, from $1,527.5 million for the same period in 2019, the interest and finance costs net of interest and other income/ (loss) decreased due to the decrease in the average interest rate on our outstanding indebtedness, mainly driven by the refinancing of certain of our debt agreements, the interest rate swap agreements that we entered into during the second and third quarters of 2020 and the lower LIBOR rates during the year ended December 31, 2020 compared to the same period in 2019.

Loss on debt extinguishment: For the year ended December 31, 2020, loss on debt extinguishment was $4.9 million and comprised of: (a) $3.7 million in connection with the write-off of unamortized debt issuance costs following the refinancing agreements entered into during the year and (b) $1.2 million in connection with prepayment fees for facilities refinanced or repaid as a result of the sale of mortgaged vessels. For the year ended December 31, 2019, loss on debt extinguishment was $3.5 million and comprised of: (a) $1.2 million in connection with the write-off of unamortized debt issuance costs following the refinancing agreements entered into during the year and (b) $2.3 million in connection with prepayment fees for facilities refinanced or prepaid as a result of the sale of mortgaged vessels.

Year ended December 31, 2019 compared to the year ended December 31, 2018

For a discussion of the year ended December 31, 2019 compared to the year ended December 31, 2018, please refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2019.

Recent Accounting Pronouncements

For recent accounting pronouncements see Note 2 to our consolidated financial statements.

B.	Liquidity and Capital Resources

Our principal sources of funds have been cash flow from operations, equity offerings, borrowings under secured credit facilities, debt securities or bareboat lease financings and proceeds from vessel sales. Our principal uses of funds have been capital expenditures to establish, grow our fleet, maintain the quality of our dry bulk carriers and comply with international shipping standards, environmental laws and regulations, fund working capital requirements, make principal and interest payments on outstanding indebtedness and to make dividend payments when approved by the Board of Directors.

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

As of February 26, 2021, we had total cash of $204.6 million and $1,592.7 million of outstanding borrowings (including bareboat lease financing and 2022 Notes). In addition, following a number of interest rates swaps that we entered into during the year ended December 31, 2020 and up to February 26, 2021, we have converted a total of $1,008.2 million of such debt from floating to an average fixed rate of 44 bps with average maturity of 3.3 years. We believe that our current cash balance, together with the $30.0 million available under our HSBC Working Capital Facility, as defined and described more fully elsewhere in this annual report, and our operating cash flows to be generated over the short-term period will be sufficient to meet our 2021 liquidity needs and at least through the end of the first quarter of 2022, including funding the operations of our fleet, capital expenditure requirements and any other present financial requirements. In addition, we financed the 2020 and 2021 Transactions that were completed in 2021, by entering into a new loan agreement and by assuming the outstanding lease obligations of the Eneti Acquisition Vessels as described below and we are in advanced discussions with lenders for financing up to 80% of the acquisition price of the two Kamsarmax Resale Vessels that are expected to be delivered to us in June and September 2021. However, we may seek additional indebtedness to finance future vessel acquisitions in order to maintain our cash position or to refinance our existing debt in more favorable terms. Our practice has been to acquire dry bulk carriers using a combination of funds from operations and bank debt or lease financing secured by mortgages on our dry bulk carriers. Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer dry bulk carriers and the selective sale of older dry bulk carriers. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms. However our ability to obtain bank or lease financing, to refinance our existing debt or to access the capital markets for offerings in the future, may be limited by our financial condition at the time of any such financing or offering, including the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial and equity markets and contingencies and uncertainties, that are beyond our control.

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where we conduct a large part of our operations, have implemented measures to combat the spread of the outbreak, such as quarantines, closures of non-essential business and travel restrictions. Such measures have and will likely continue to cause severe trade disruptions. The extent to which COVID-19 will impact our results of operations, cash flows, cash position and financial condition will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact, among others. Please see our risk factor titled “Our financial results and operations may be adversely affected by the ongoing outbreak of COVID-19, and related governmental responses thereto”. Accordingly, an estimate of the overall impact cannot be made at this time.

Cash Flows

Cash and cash equivalents as of December 31, 2020 were $183.2 million, compared to $117.8 million as of December 31, 2019. We define working capital as current assets minus current liabilities, including the current portion of long-term bank loans and lease financing. Our working capital surplus was $41.0 million as of December 31, 2020, compared to working capital deficit of $44.9 million as of December 31, 2019. The increase in working capital is attributable mainly to i) the increase of our cash and cash equivalents balance as of December 31, 2020 compared to 2019, which was due to our refinancing program which has led to net proceeds of $111.4 million combined with ii) the decrease in the current portion of indebtedness as a result of the decrease in  scheduled amortization of our debt for the next 12 months due to the refinancing agreements entered into in 2020 as well as the absence of any balloon payments in 2021.

 As of December 31, 2020 and 2019, we were required to maintain minimum liquidity, not legally restricted, of $58.0 million, respectively, which is included within “Cash and cash equivalents” in the 2020 and 2019 balance sheets, respectively. In addition, as of December 31, 2020 and 2019, we were required to maintain minimum liquidity, legally restricted, of $12.3 million and of $8.4 million, respectively, which is included within “Restricted cash” in the 2020 and 2019 balance sheets, respectively.

Year ended December 31, 2020 compared to the year ended December 31, 2019

Net Cash Provided By / (Used In) Operating Activities

Net cash provided by operating activities for the twelve months ended December 31, 2020 and 2019 was $170.6 million and $88.5 million, respectively.

Despite the decrease in our operating income (excluding non-cash items and the accelerated dry dockings due in 2020) to $229.1 million during the twelve month period ended December 31, 2020 compared to $237.3 during the corresponding period in 2019, our cash provided by operating activities increased in 2020 compared to 2019 due to (i) a net working capital inflow of $5.3 million during the year ended December 31, 2020 compared to a net working capital outflow of $43.1 million for the year ended December 31, 2019 and (ii) lower net interest expense due to the decrease in the average interest rate on our outstanding indebtedness, mainly driven by the refinancing of certain of our debt agreements, the interest rate swap agreements that we entered into during the second and third quarters of 2020 and the lower LIBOR rates during the year ended December 31, 2020 compared to the same period in 2019.

Net Cash Provided By / (Used In) Investing Activities

Net cash used in investing activities for the year ended December 31, 2020 and 2019 was $66.3 million and $279.8 million, respectively.

For the year ended December 31, 2020, net cash used in investing activities consisted of:

•	$72.1 million paid in connection with the acquisition and installation of scrubber equipment and ballast water management systems for certain of our vessels,

offset by:

insurance proceeds of $5.7 million.

For the year ended December 31, 2019, net cash used in investing activities consisted of:

•	$108.0 million paid in connection with the acquisition of secondhand vessels and $95.8 million paid in connection with three newbuilding vessels delivered during the year ended December 31, 2019;

•	$143.4 million paid for the acquisition and installation of scrubber equipment and ballast water management systems for certain of our vessels;

offset by:

•	$56.6 million of proceeds from the sale of seven vessels concluded during the period; and

•	$10.7 million of insurance proceeds.

Net Cash Provided By / (Used In) Financing Activities

Net cash used in financing activities for the year ended December 31, 2020 was $34.9 million and net cash provided by financing activities was $103.7 million for the year ended December 31, 2019.

For the year ended December 31, 2020, net cash used in financing activities consisted of:

•	$687.8 million of proceeds from loan and lease financings including $83.5 million drawn under the HSBC Working Capital Facility;

offset by:

•	$439.0 million early repayment due to the refinancing of certain of our finance agreements, $186.4 million lease and debt repayments in connection with the regular amortization of outstanding vessel financings and $83.5 million repayment under the HSBC Working Capital Facility;

•	$7.8 million of financing fees paid in connection with the new financing agreements;

•	$1.2 million of prepayment fees paid in connection with early repaid debt due to its refinancing; and

•	$4.8 million of dividends paid in March 2020 for the fourth quarter of 2019.

For the year ended December 31, 2019, net cash provided by financing activities consisted of:

•	$768.3 million of proceeds from financing transactions including financing from leases;

offset by:

•	$623.9 million lease and debt obligations paid in aggregate in connection with: (i) the regular amortization of outstanding vessel financings and finance lease installments and (ii) early repayment due to the refinancing of certain of our debt facilities and the sale of vessels;

•	$20.5 million used mainly to repurchase our common shares under our previously announced share repurchase program;

•	$13.1 million of financing fees paid in connection with the new financing agreements;

•	$2.3 million of prepayment fees paid in connection with early repaid debt due to its refinancing;
and
•	$4.8 million of dividends paid in December 2019 for the third quarter of 2019.

Year ended December 31, 2019 compared to the year ended December 31, 2018

For a discussion of the year ended December 31, 2019 compared to the year ended December 31, 2018, please refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2019.

Senior Secured Credit Facilities

1. DVB $24.8 million Facility

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

In July 2020, we refinanced this facility through proceeds from the Alpha Bank $35.0 million Facility as further described below.

2. Sinosure Facility

On February 11, 2015, we, Deutsche Bank (China) Co., Ltd. Beijing Branch and HSBC Bank plc agreed (the “Sinosure Facility”) for the financing of an aggregate amount of up to $156.5 million to partially finance the construction cost of the newbuilding vessels, Honey Badger, Wolverine, Star Antares, Star Lutas, Kennadi, Mackenzie (the “Sinosure Financed Vessels”). The financing under the Sinosure Facility was available in six separate tranches, one for each Sinosure Financed Vessel, and is credit insured (95%) by China Export & Credit Insurance Corporation. Each tranche, which is documented by a separate credit agreement, matures twelve years after each drawdown date, which took place at or around the time each vessel was delivered to us, and is repayable in 48 equal and consecutive quarterly installments. The Sinosure Facility is secured by a first priority cross collateralized mortgage over the Sinosure Financed Vessels and general and specific assignments and is guaranteed by Star Bulk Carriers Corp. The vessels Honey Badger and Wolverine were delivered to us in February 2015. The vessel Star Antares was delivered to us in October 2015. The vessels Star Lutas and Kennadi were delivered to us in early January 2016 and the vessel Mackenzie was delivered to us in March 2016.

In September 2020, we refinanced this facility through proceeds from sale and lease back transactions with i) SK Shipholding S.A. for Star Lutas and  ii) SPDB Financial Leasing Co. Ltd for the remaining five Sinosure Financed Vessels, as further described below.

3. NBG $30.0 million Facility

On April 19, 2018, we entered into a loan agreement with the National Bank of Greece (the “NBG $30.0 million Facility”) for the refinancing of the then existing agreement with Commerzbank AG (the “Commerzbank $120.0 million Facility”). On May 3, 2018, we drew $30.0 million under the NBG $30.0 million Facility, which we used along with cash on hand to fully repay the $34.7 million outstanding under the Commerzbank $120.0 million Facility. The NBG $30.0 million Facility matures in February 2023. During 2019, we prepaid $16.3 million in connection with the sale of four vessels under the NBG $30.0 million Facility and the quarterly installments were amended to $0.4 million and the final balloon payment, which is payable together with the last installment, was amended to $4.5 million. As of December 31, 2020, the NBG $30.0 million Facility is secured by a first priority mortgage on the vessels Star Theta and Star Iris.

4. DNB $310.0 million Facility

On September 27, 2018, we entered into a loan agreement with DNB Bank ASA (the “DNB $310.0 million Facility”) for a loan of $310.0 million, a tranche of $240.0 million of which refinanced all amounts outstanding under a (i) ABN AMRO (the “ABN $87.5 million Facility”), (ii) DNB, SEB and CEXIM (the “DNB-SEB-CEXIM $227.5 million Facility”), (iii) DNB (the “DNB $120.0 million Facility”), (iv) Deutsche Bank AG (the “Deutsche Bank AG $39.0 million Facility”) and (v) ABN AMRO Bank N.V.(the “ABN AMRO Bank N.V $30.8 million Facility”). The $240.0 million tranche was drawn down on September 28, 2018. During 2019 and 2020, an aggregate amount of $51.2 million and $18.8 million, respectively, was drawn from the second tranche of $70.0 million, which was used to finance the acquisition and installation of scrubber equipment for the mortgaged vessels under the DNB $310.0 million Facility. The DNB $310.0 million Facility matures in September 2023. During 2020, an amount of $131.1 million, in aggregate, from both tranches, was prepaid, in connection with the refinancing of the vessels Star Sirius, Star Vega, Gargantua, Goliath, Maharaj, Diva, Star Charis, Star Suzanna and Star Gina 2GR with proceeds received from the sale and lease back transactions with CMBL and ICBC Financial Leasing Co., Ltd. and from the CEXIM $57.6 million Facility, as further described below. The quarterly installments of the first tranche were amended to $4.0 million and the final balloon payment, which is payable together with the last installment, was amended to $30.2 million. The quarterly installments of the second tranche were amended to $1.8 million, and the final balloon payment, which is payable together with the last installment, was amended to $10.7 million. As of December 31, 2020, the DNB $310,000 Facility is secured by a first priority mortgage on the vessels Big Bang, Strange Attractor, Big Fish, Pantagruel , Star Nasia, Star Danai, Star Renee, Star Markella, Star Laura, Star Moira, Star Jennifer, Star Mariella, Star Helena, Star Maria, Star Triumph, Star Angelina and Star Gwyneth

5. ING $100.6 million Facility

On March 28, 2019, we entered into an amended and restated facility agreement with ING Bank N.V., London Branch (the “ING $100.6 million Facility”) in order to increase the financing by $52.8 million and to include additional borrowers under the then existing ING $47.8 million Facility. The additional financing amount of $52.8 million is available in four tranches. The first two tranches of $32.1 million and $17.4 million, respectively, were drawn in March 2019 and April 2019, respectively and used to refinance the outstanding amounts under the lease agreements of Star Magnanimus and Star Alessia. Each tranche is repayable in 28 consecutive, quarterly principal payments of $0.5 million and $0.3 million, plus a balloon payment of $17.1 million and $8.7 million, respectively, for each of the two vessels, both due seven years after the drawdown date. The remaining two tranches of $1.4 million each, were drawn in May 2019 and November 2019 and were used to finance the acquisition and installation of scrubber equipment for the aforementioned vessels. Both tranches are repayable in 16 equal quarterly installments of $0.09 million each. Under the ING $47.8 million Facility, two tranches of $22.5 million were drawn in October 2018, which are repayable in 28 equal quarterly installments of $0.5 million and a balloon payment of $9.4 million payable together with the last installment and used to refinance the outstanding amount under the then existing agreement with Deutsche Bank (the “Deutsche Bank $85.0 million Facility”) of the vessels Peloreus and Leviathan. In addition, under the ING $47.8 million Facility, two tranches of $1.4 million each were drawn in July 2019 and used to finance the acquisition and installation of scrubber equipment for the vessels Peloreus and Leviathan. The respective tranches are repayable in 16 quarterly installments of $0.09 million each. The ING $100.6 million Facility is secured by a first priority mortgage on the vessels Peloreus, Leviathan, Star Magnanimus and Star Alessia.

6. Citibank $130.0 million Facility

On October 18, 2018, we entered into a loan agreement with Citibank N.A., London Branch (the “Citi $130.0 million Facility”) for a loan of approximately $130.0 million to refinance in full the approximately $100.1 million outstanding under the then existing facility with Citibank, N.A., London Branch (“Citi Facility) and the existing indebtedness of five of the Augustea Vessels. The amount under Citi $130.0 million Facility was available in two equal tranches of $65.0 million, which were drawn on October 23, 2018 and November 5, 2018. Each tranche is repayable in 20 equal quarterly installments of $1.83 million, commencing in January 2019, and a balloon payment along with the last installment in an amount of $28.5 million. The facility is secured by a first priority mortgage on the vessels Star Pauline, Star Angie, Star Sophia, Star Georgia, Star Kamila and Star Nina and five of the Augustea Vessels, Star Eva, Star Paola, Star Aphrodite, Star Lydia and Star Nicole.

7. ABN $115.0 million Facility

On December 17, 2018, we entered into a loan agreement with ABN AMRO BANK (the “ABN $115.0 million Facility”), for an amount of up to $115.0 million available in four tranches. The first and the second tranche of $69.5 million and $7.9 million, respectively, were drawn on December 20, 2018. The first tranche was used to refinance the then existing indebtedness of four of the Augustea Vessels, Star Virginia, Star Scarlett, Star Jeannette and Star Audrey and the second tranche was used to partially finance the acquisition cost of the Star Bright. The first and the second tranche are repayable in 20 equal quarterly installments of $1.7 million and $0.3 million respectively, and balloon payments are due in December 2023 along with the last installment in an amount of $35.4 million and $2.3 million, respectively. The remaining two tranches of $17.9 million each were drawn in January 2019 and were used to partially finance the acquisition cost of the Star Marianne and Star Janni. Each of the third and the fourth tranche is repayable in 19 equal quarterly installments of $0.7 million and balloon payment due in December 2023 along with the last installment in an amount of $5.1 million. The loan is secured by a first priority mortgage on the aforementioned vessels.

8. BNP Facility

BNP Paribas provided term loan financing in two tranches, for the vessels Star Despoina and Star Pierra (the “BNP Facility”). On August 3, 2018, the date of the acquisition of the Augustea Vessels, the outstanding amount of the first and the second tranche was $15.9 million and $15.0 million, respectively. The outstanding balance of the first tranche is repayable in 16 remaining quarterly installments, the first 15 of which are in an amount of $0.5 million and the sixteenth is in an amount of $8.4 million. The outstanding balance of the second tranche is repayable in 17 remaining quarterly installments, the first 16 of which are in an amount of $0.5 million and the seventeenth is in an amount of $7.0 million. The loan is secured by a first priority mortgage on the two Augustea Vessels.

9. Bank of Tokyo Facility

Bank of Tokyo provided term loan financing for the vessel Star Monica (the “Bank of Tokyo Facility”). On August 3, 2018, the date of the acquisition of the Augustea Vessels, the outstanding amount of the Bank of Tokyo Facility was $16.0 million and is repayable in 17 remaining quarterly installments the first sixteen of which are in the amount of $0.3 million and the seventeenth is in an amount of $10.5 million. The loan is secured by a first priority mortgage on Star Monica.

10. Credit Agricole $43.0 million Facility

On August 21, 2018, we entered into a loan agreement with Credit Agricole Corporate and Investment Bank (the “Credit Agricole $43.0 million Facility”) for a loan of $43.0 million to refinance the outstanding amount of $44.1 million under the then existing agreement with Credit Agricole Corporate and Investment Bank (the “Credit Agricole $70.0 million Facility). The facility is secured by the vessels Star Borealis and Star Polaris. The Credit Agricole $43.0 million Facility was drawn on August 23, 2018 in two equal tranches, each being repayable in 20 equal quarterly installments of $0.6 million and a balloon payment of $9.0 million payable together with the last installment. The loan is secured by a first priority mortgage on the two aforementioned vessels.

11. HSBC $80.0 million Facility

On September 26, 2018, we entered into a loan agreement with HSBC Bank plc for a loan of $80.0 million (the “HSBC $80.0 million Facility”) to refinance the aggregate outstanding amount of $74.7 million under the then existing agreement with HSH Nordbank (the “HSH Nordbank $64.5 million Facility”) and with HSBC Bank plc (the “HSBC $86.6 million Facility”). The amount of $80.0 million was drawn on September 28, 2018. During 2019, an amount of $7.5 million was prepaid in connection with the sale of the vessels Star Cosmo and Star Kappa under the HSBC $80.0 million Facility and the quarterly installments were amended to $2.1 million and the final balloon payment, which is payable together with the last installment in August 2023, was amended to $29.1 million. As of December 31, 2020, the facility is secured by the vessels Kymopolia, Mercurial Virgo, Pendulum, Amami, Madredeus, Star Emily, Star Omicron, and Star Zeta.

12. SEB Facility

On January 28, 2019, we entered into a loan agreement with Skandinaviska Enskilda Banken AB (SEB), the “SEB Facility,” for the financing of an amount up to $71.4 million. The facility is available in four tranches. The first two tranches of $32.8 million each, were drawn on January 30, 2019 and used together with cash on hand to refinance the outstanding amounts under the then existing lease agreements of the vessels Star Laetitia and the Star Sienna. Each tranche matures six years after the drawdown date and is repayable in 24 consecutive, quarterly principal payments of $0.7 million for each of the first 10 quarters and of $0.5 million for each of the remaining 14 quarters, and a balloon payment of $18.7 million payable simultaneously with the last quarterly installment, which is due in January 2025.The remaining two tranches of approximately $1.3 million each, were drawn in September 2019 and March 2020, respectively and were used to finance the acquisition and installation of scrubber equipment for the respective vessels. Both tranches are repayable in 12 equal quarterly installments. The SEB Facility is secured by a first priority mortgage on the two vessels.

13. E. SUN Facility

On January 31, 2019, we entered into a loan agreement with E. SUN Commercial Bank, Hong Kong branch, the (“E.SUN Facility”), for the financing of an amount of up to $37.1 million which was used to refinance the outstanding amount under the then existing lease agreement of the vessel Star Ariadne. On March 1, 2019, we drew the amount of $37.1 million, which is repayable in 20 consecutive, quarterly principal payments of $0.6 million plus a balloon payment of $24.7 million payable simultaneously with the last quarterly installment, which is due in March 2024. The E.SUN Facility is secured by a first priority mortgage on the vessel Star Ariadne.

14. Atradius Facility

On February 28, 2019, we entered into a loan agreement with ABN AMRO Bank N.V. (the “Atradius Facility”) for the financing of an amount of up to $36.6 million which was be used to finance the acquisition and installation of scrubber equipment for 42 vessels. The financing is credit insured (85%) by Atradius Dutch State Business N.V. of the Netherlands (the “Atradius”). During 2019, three tranches of $33.3 million, in aggregate, were drawn and the last tranche of $3.3 million was drawn in January 2020. The facility is repayable in 10 consecutive semi-annual installments of $3.7 million and is secured by a second-priority mortgage on 22 vessels of our fleet.

15. Citibank $62.6 million Facility

On May 8, 2019, we entered into a loan agreement with Citibank N.A., London Branch (the “Citibank $62.6 million Facility”). In May 2019, an amount of $62.6 million was drawn, which was used, together with cash on hand, to refinance the outstanding amounts under the then existing lease agreements of the vessels Star Virgo and Star Marisa. The facility is repayable in 20 quarterly principal payments of $1.3 million and a balloon payment of $36.6 million payable simultaneously with the last quarterly installment, which is due in May 2024. The Citibank $62.6 million Facility is secured by a first priority mortgage on the aforementioned vessels.

16. CTBC Facility

On May 24, 2019, we entered into a loan agreement with CTBC Bank Co., Ltd, (the “CTBC Facility”), for an amount of $35.0 million, which was used to refinance the outstanding amount under the then existing lease agreement of Star Karlie. The facility is repayable in 20 quarterly principal payments of $0.7 million and a balloon payment of $20.4 million payable simultaneously with the last quarterly installment, which is due in May 2024. The CTBC Facility is secured by first priority mortgage on the aforementioned vessel.

17. NTT Facility

On July 31, 2019, we entered into a loan agreement with a wholly owned subsidiary of NTT Finance Corporation (the “NTT Facility”), for an amount of $17.5 million. The amount was drawn in August 2019 and was used to refinance the outstanding loan amount of $11.2 million of the vessel Star Aquarius under the then existing facility with NIBC (the “NIBC $32.0 million Facility”). The facility is repayable in 27 quarterly principal payments of $0.3 million and a balloon payment of $9.1 million, which is due in August 2026. The NTT Facility is secured by first priority mortgage on the vessel Star Aquarius.

18. CEXIM $106.5 million Facility

On September 23, 2019, we entered into a loan agreement with China Export-Import Bank (the “CEXIM $106.5 million Facility”) for an amount of $106.5 million, which was used to refinance the outstanding amounts under the then existing lease agreements of the vessels Katie K, Debbie H and Star Ayesha. The facility is available in three tranches of $35.5 million each, which were drawn in November 2019 and are repayable in 40 equal quarterly installments of $0.7 million and a balloon payment of $5.9 million payable together with the last installment. The CEXIM $106.5 million Facility is secured by first priority mortgages on the three aforementioned vessels.

19. HSBC Working Capital Facility

On February 6, 2020, we entered into a loan agreement with HSBC France for a revolving facility of an amount up to $30.0 million (the “HSBC Working Capital Facility”), in order to finance working capital requirements. The agreement is secured by second priority mortgage on the eight vessels which secure the HSBC $80.0 million Facility. We are required to repay any amounts drawn under this facility within three months from their drawdown date. As of December 31, 2020 the whole amount is available to us under this facility. The facility is subject to annual renewals from the lender.

20. DSF $55.0 million Facility

On March 26, 2020, we entered into a loan agreement with Danish Ship Finance A/S (the “DSF $55.0 million Facility”) for an amount of up to $55.0 million. The facility was available in two tranches of $27.5 million each, both of which were drawn on March 30, 2020 and used to refinance the outstanding amounts under the lease agreements of the vessels Star Eleni and Star Leo. Each tranche is repayable in 10 equal consecutive, semi-annual principal payments of $1.1 million and a balloon payment of $16.9 million payable simultaneously with the last installment, which is due in April 2025. The DSF $55.0 million Facility is secured by a first priority mortgage on the two vessels. In addition, in April 2020, the Company elected to exercise its option under the DSF $55.0 million Facility to convert the floating part of the interest rate linked to US LIBOR, to a fixed rate of 0.581% per annum for a period of three years starting from July 1, 2020.

21. ING $170.6 million Facility

On July 1, 2020, we entered into an amended and restated facility agreement with ING Bank N.V., London Branch (the “ING 170.6 million Facility”), in order to increase the financing by $70.0 million and to include additional borrowers under the existing ING $100.6 million Facility, described above. The additional financing amount of $70.0 million is available in six tranches, all of which were drawn on July 6, 2020 and used to refinance all outstanding amounts under the lease agreements with CMBL of the vessels Star Claudine, Star Ophelia, Star Lyra, Star Bianca, Star Flame and Star Mona. Each tranche is repayable in 24 equal consecutive, quarterly principal payments. The ING $170.6 million Facility is secured also by a first priority mortgage on the aforementioned six additional vessels.

22. Alpha Bank $35.0 million Facility

On July 2, 2020, we entered into a loan agreement with Alpha Bank S.A. for a loan of up to $35.0 million (the “Alpha Bank $35.0 million Facility”). The amount of $35.0 million is available in three tranches. The first two tranches of $11.0 million and $9.0 million were drawn on July 6, 2020 and used to refinance the outstanding amounts under the lease agreements with CMBL of the vessels Star Sky and Stardust. The third tranche of $15.0 million was drawn on July 31, 2020 and used to refinance the outstanding amount of $13.1 million of Star Martha under the then existing DVB $24.8 million Facility. Each tranche is repayable in 20 consecutive, quarterly principal payments ranging from $0.3 million to $0.4 million and a balloon payment ranging from $3.8 million to $6.5 million payable simultaneously with the last quarterly installment, which is due in July 2025. The Alpha Bank $35.0 million Facility is secured by first priority mortgages on the aforementioned vessels.

23. Piraeus Bank $50.4 million Facility

On July 3, 2020, we entered into a loan agreement with Piraeus Bank S.A. for a loan of up to $50.4 million (the “Piraeus Bank $50.4 million Facility”). The amount of $50.4 million was drawn on July 6, 2020 and used to refinance all outstanding amounts under the lease agreements with CMBL of the vessels Star Luna, Star Astrid, Star Genesis, Star Electra and Star Glory. The loan amount is repayable in 20 consecutive, quarterly principal payments of $1.1 million for each of the first four quarters and of $1.3 million for each of the remaining 16 quarters, and a balloon payment of $25.2 million payable simultaneously with the last quarterly installment, which is due in July 2025. The Piraeus Bank $50.4 million Facility is secured by first priority mortgages on the five aforementioned vessels.

24. NTT $17.6 million Facility

On July 10, 2020, we entered into a loan agreement with a wholly owned subsidiary of NTT Finance Corporation for an amount of $17.6 million (the “NTT $17.6 million Facility”). The amount was drawn on July 20, 2020 and used to refinance the outstanding amount under the lease agreement with CMBL of the vessel Star Calypso. The facility is repayable in 20 consecutive quarterly principal payments of $0.5 million and a balloon payment of $8.1 million, which is due in July 2025. The NTT $17.6 million Facility is secured by first priority mortgage on the vessel Star Calypso.

25. CEXIM Bank $57.6 million Facility

On December 1, 2020 we entered into a loan agreement with China Export-Import Bank for a loan amount of $57.6 million (the “CEXIM Bank $57.6 million Facility”) which was drawn in four tranches in late December 2020 and used to refinance the outstanding amounts under a loan facility secured by the vessels Star Gina 2GR, Star Charis, Star Suzanna and a lease agreement secured by the vessel Star Wave. The first two tranches for Star Wave of $13.2 million and for Star Gina 2GR of $26.2 million, are repayable in 32 equal quarterly installments of $0.3 million and $0.7 million and a balloon payment of $2.6 million and $5.2 million, respectively. The remaining two tranches of $9.1 million each, for Star Charis and Star Suzanna, are repayable in 32 equal quarterly installments. The facility matures in January 2029 and is secured by first priority mortgages on the four aforementioned vessels.

26. SEB $39.0 million Facility

On January 22, 2021, we entered into a loan agreement with SEB for an amount of $39.0 million. The amount was drawn on January 25, 2021 and used to finance the cash consideration for the three Capesize dry bulk vessels acquired from E.R, which were delivered to us on January 26, 2021, please see “Item 4. Information on the Company – A. History and Development of the Company”. The facility matures five years after the drawdown and is secured by first priority mortgages on the three aforementioned vessels.

All of our bank loans bear interest at LIBOR plus a margin.

Credit Facility Covenants

Our outstanding credit facilities generally contain customary affirmative and negative covenants, on a subsidiary level, including limitations to:

•	pay dividends if there is an event of default under our credit facilities;

•	incur additional indebtedness, including the issuance of guarantees, or refinance or prepay any indebtedness, unless certain conditions exist;

•	create liens on our assets;

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;

•	acquire new or sell vessels, unless certain conditions exist;

•	merge or consolidate with, or transfer all, or substantially all, our assets to another person; or
•	enter into a new line of business.

Furthermore, our credit facilities contain financial covenants requiring us to maintain various financial ratios, including among others:

•	a minimum percentage of aggregate vessel value to loans secured (security cover ratio or “SCR”);

•	a maximum ratio of total liabilities to market value adjusted total assets;

•	a minimum liquidity; and

•	a minimum market value adjusted net worth.

As of December 31, 2020, we were in compliance with the applicable financial and other covenants contained in our debt agreements.

Issuance of 2022 Notes

On November 9, 2017, we issued $50.0 million aggregate principal amount of 8.30% Senior Notes due 2022 (the “2022 Notes”). The proceeds were $50.0 million were applied to redeem the then outstanding notes (the “2019 Notes”) on December 11, 2017 at an aggregate redemption price of 100% of the outstanding principal amount, plus accrued and unpaid interest to, but not including, the date of redemption. The 2022 Notes mature in November 2022 and are senior, unsecured obligations of Star Bulk Carriers Corp. The 2022 Notes are not guaranteed by any of our subsidiaries.

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

As of December 31, 2020, we were in compliance with the applicable financial and other covenants contained in the 2022 Notes.

Bareboat Charters

In December 2018, we sold and simultaneously entered into a bareboat charter party contract with an affiliate of Kyowa Sansho to bareboat charter the vessel Star Fighter for ten years. Pursuant to the terms of the bareboat charter, we pay a daily bareboat charter hire rate payable monthly plus a variable amount. Under the terms of the bareboat charter, we have an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to us at a pre-determined, amortizing purchase price, while we have an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $2.5 million. The amount of $16.1 million provided under the respective agreement was used to pay the remaining amount of approximately $12.0 million under the then existing HSH Nordbank $35.0 million Facility.

On March 29, 2019, we entered into an agreement to sell Star Pisces to SK Shipholding S.A. and simultaneously entered into a seven-year bareboat charter for the vessel. Pursuant to the terms of the bareboat charter, we pay a daily bareboat charter hire rate monthly plus interest, and we have an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to us at a pre-determined, amortizing purchase price. We also have an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $7.6 million. The amount of $19.1 million provided under the agreement which was concluded in April 2019, was used to pay the remaining amount of $11.7 million under the then existing NIBC $32.0 million Facility.

On May 22, 2019, we entered into an agreement to sell Star Libra to Ocean Trust Co. Ltd. and simultaneously entered into a seven-year bareboat charter for the vessel. Pursuant to the terms of the bareboat charter, we pay a daily bareboat charter hire rate quarterly plus interest, and we have an option to purchase the vessel at any time after the vessel’s delivery to us at a pre-determined, amortizing purchase price. We also have an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $18.1 million. The amount of $34.0 million provided under the agreement which was concluded in July 2019, was used to pay the remaining amount under the previous lease agreement for Star Libra with CSSC.

On July 10, 2019, we entered into an agreement to sell Star Challenger to Kyowa Sansho Co. Ltd. and simultaneously entered into an eleven-year bareboat charter party for the vessel. Pursuant to the terms of the bareboat charter, we pay a daily bareboat charter hire rate monthly plus a variable amount and we have an option to purchase the vessel starting on the third anniversary of vessel’s delivery to us at a pre-determined, amortizing purchase price. We also have an obligation to purchase the vessel at the expiration of the bareboat term. The amount of $15.0 million provided under the agreement was used to pay the remaining amount of approximately $10.9 million under the then existing HSH Nordbank $35.0 million Facility.

In order to finance the cash portion of the consideration for the acquisition of the Delphin Vessels, in July 2019, we entered, for each of the subject vessels, into an agreement to sell each such vessel and simultaneously entered into a seven-year bareboat charter party contract with affiliates of CMBL for each vessel upon its delivery from Delphin. CMBL agreed to provide an aggregate finance amount of $91.4 million. Pursuant to the terms of each bareboat charter, we pay CMBL a fixed bareboat charter hire rate in quarterly installments plus interest. Under the terms of the bareboat charters, we have options to purchase each vessel starting on the first anniversary of such vessel’s delivery to us, at a pre-determined, amortizing purchase price, while we have an obligation to purchase each vessel at the expiration of the bareboat term at a purchase price ranging from $1.0 million to $3.4 million. In addition, CMBL provided and additional aggregate amount of $15.0 million, under the aforementioned bareboat charters, which was received during the year 2020 and used to finance the acquisition and installation of scrubber equipment for the Delphin Vessels.

During the first quarter of 2020, under the then existing lease agreements with CMBL of Songa Vessels, we received a total amount of $4.7 million, which was used to finance the acquisition and installation of scrubber equipment. This amount was repaid in full along with all outstanding amounts under the lease agreements of Songa Vessels during the third and fourth quarter 2020,as described below.

During the twelve-month period ended December 31, 2020, we repaid the outstanding amounts under the lease agreements of Star Eleni, Star Leo and Songa Vessels using the proceeds from the following new loan facilities: (i) DSF $55.0 million Facility, (ii) ING $170.6 million Facility, (iii) Alpha Bank $35.0 million Facility, (iv) Piraeus Bank $50.4 million Facility ,(v) NTT $17.6 million Facility and (vi) CEXIM $57.6 million Facility, as described above. In addition we repaid the outstanding amounts under the lease agreements of Laura, Idee Fixe, Roberta and Kaley with New Yangzijiang using the amount received under the sale and leaseback agreements with CMBL which were signed in August 2020, as discussed below.

On August 27 2020, we entered into sale and leaseback agreements with CMBL for the vessels Laura, Idee Fixe, Roberta, Kaley, Diva, Star Sirius and Star Vega. On August 28 and August 31, 2020, we received an aggregate amount of $82.8 million, in connection with the finalization of the sale and leaseback transactions of the aforementioned vessels, except for the vessel Diva, which transaction was finalized on November 17, 2020 and in connection with which we received an additional $7.2 million. The amounts received were used to pay the remaining amounts of i) $51.1 million under the previous lease agreements for the first four vessels with New Yangzijiang (as discussed above) and ii) $24.6 million under the DNB $310.0 million Facility, as discussed above, for the remaining three vessels. The lease terms are for five years and pursuant to the terms of each bareboat charter, we pay CMBL a fixed bareboat charter hire rate in quarterly installments plus interest and have options to purchase each vessel starting on the first anniversary of such vessel’s delivery to us, at a pre-determined, amortizing purchase price.

On September 3, 2020, we entered into an agreement to sell Star Lutas to SK Shipholding S.A. and simultaneously entered into a seven-year bareboat charter for the vessel. Pursuant to the terms of the bareboat charter, we pay a daily bareboat charter hire rate monthly plus interest, and we have an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to us at a pre-determined, amortizing purchase price. We also have an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $7.4 million. The amount of $16.0 million provided under the agreement which was received on September 18, 2020, was used to pay the vessel’s remaining amount of $9.3 million under the then existing Sinosure Facility (as discussed above).

On September 21, 2020, we entered into sale and leaseback agreements with SPDB Financial Leasing Co. Ltd for the vessels Mackenzie, Kennadi, Honey Badger, Wolverine and Star Antares. In September 2020, an aggregate amount of $76.5 million was received pursuant to the five sale and leaseback agreements, which was used to pay the remaining amount of $47.8 million under the then existing Sinosure Facility (as discussed above). The lease terms are for eight years and pursuant to the terms of each bareboat charter, we pay a fixed bareboat charter hire rate in quarterly installments plus interest and have options to purchase each vessel starting on the third anniversary of such vessel’s delivery to us, at a pre-determined, amortizing purchase price while we have an obligation to purchase each vessel at the expiration of the bareboat term at a purchase price ranging from $7.8 million to $7.9 million.

On September 25, 2020, we entered into sale and leaseback agreements with ICBC Financial Leasing Co., Ltd. for the vessels Gargantua, Goliath and Maharaj. An aggregate amount of $93.2 million was received on September 29, 2020, pursuant to the three sale and leaseback agreements, which was used to pay the remaining amount of $64.5 million for the respective vessels under the DNB $310.0 million Facility (as discussed above). The lease terms are for 10 years and pursuant to the terms of each bareboat charter, we pay a fixed bareboat charter hire rate in quarterly installments plus interest and we have options to purchase each vessel starting on the third anniversary of such vessel’s delivery to us, at a pre-determined, amortizing purchase price while we have an obligation to purchase each vessel at the expiration of the bareboat term at a purchase price of $14.0 million.

On February 8, 2021, we obtained the approval from a major Chinese financial institution to assume the outstanding lease obligations of the Eneti Acquisition Vessels, please see “Item 4. Information on the Company – A. History and Development of the Company”. The assumption of the lease obligations will be effected through the execution of seven tripartite novation agreements between the Chinese financial institution, Eneti and ourselves. The lease terms will be for approximately 5 years with a purchase option price at a significantly lower level compared to the expected fair value of each vessel at the expiration of the bareboat charters term.  The transaction was completed for six out of seven vessels on March 16, 2021 on which date we assumed the outstanding lease obligations attributable to these six vessels of $86.9 million. The seventh vessel, namely SBI Pegasus, is expected to be delivered in early May, upon which we will assume the then expected outstanding lease obligations of $12.7 million.

Some of our bareboat lease agreements contain financial covenants similar to those included in our credit facilities described above.

C.	Research and Development, Patents and Licenses

Not Applicable.

D.	Trend Information

Please see “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

E.	Off-balance Sheet Arrangements

As of the date of this annual report, we do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2020:

In thousands of Dollars	Payments due by period
		Less			More
Obligations		than 1 year	1-3 years	3-5 years	than 5 years
	Total	(2021)	(2022 -2023)	(2024-2025)	(After January 1, 2026)
Principal Loan Payments (1)	1,097,360	144,900	496,107	329,643	126,710
8.30% 2022 Notes	50,000	-	50,000	-	-
Interest payments on bank loans and 8.30% 2022 Notes (2)	102,119	33,284	45,650	16,357	6,828
Acquisition of second-hand vessels (3)	61,239	61,239	-	-	-
Principal payments under sale and lease back financing transactions (4)	433,471	44,873	87,473	108,790	192,335
Interest payments under sale and leaseback financing transactions (5)	68,725	13,509	22,703	17,054	15,459
Vessel BWTS (6)	23,205	23,205	-	-	-
Office rent	963	351	565	47	-
Total	1,837,082	321,361	702,498	471,891	341,332

(1)	Principal loan payments pursuant to our credit facilities as further described in Note 9 to our audited consolidated financial statements included in this annual report.

(2)	Amounts shown reflect interest payments we expect to make with respect to our long-term bank loans, as well as 2022 Notes. The interest payments are based on annual assumed all-in rates calculated for the unhedged portion of our debt obligations based on an assumed LIBOR based on the applicable rate of 0.238% (the three-month LIBOR as of December 31, 2020) or 0.258% (the six-month LIBOR rate as of December 31, 2020), as applicable, plus the relevant margin of the applicable credit facility. The amounts shown do not include loan interest of $3.8 million and interest on the 8.30% 2022 Notes of $0.5 million which had accrued thereon as of December 31, 2020.

(3)	The amount reflects the total consideration for the acquisition of the three capesize dry bulk vessels from entities affiliated with E.R. according to a definitive agreement signed on December 17, 2020. The acquisition cost was payable in the form of $39.0 million in cash financed by SEB $39.0 million Facility and 2,100,000 of our common shares, which shares were issued on January 26, 2021 to E.R., when the vessels were delivered to us (described in “Item 4. Information on the Company—A. History and Development of the Company”).

(4)	Principal lease payments pursuant to our sale and leaseback financing transactions as further described in Note 7 to our audited consolidated financial statements included in this annual report.

(5)	Amounts shown reflect interest payments we expect to make with respect to our sale and leaseback financing transactions. The interest payments reflect an assumed 3-month LIBOR of 0.238% as of December 31, 2020, plus the relevant margin of the lease arrangements.

(6)	The amounts represent our commitments as of December 31, 2020, for installation of Ballast Water Treatment System (“BWTS”) on our vessels so as to comply with environmental regulations.

Our Fleet - Illustrative Comparison of Possible Excess of Carrying Value over Estimated Charter-Free Market Value of Certain Vessels

In “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Impairment of long-lived assets,” we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value. We would, however, not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted net operating cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

The table set forth below indicates: (i) the carrying value of each of our vessels as of December 31, 2020, and (ii) which of our vessels we believe have a market value below their carrying value. As of December 31, 2020, we have 107 operating vessels of our 116 vessels in the water (72 operating of our 116 vessels in the water as at December 31, 2019) that we believe have a market value below their carrying value. The aggregate difference between the carrying value of these vessels and their market value of $542.3 million ($281 million in 2019), represents the amount by which we believe we would have to reduce our net income if we sold these vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2020. However, we are not holding our vessels for sale, unless expressly stated.

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

	Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2019 (in millions of U.S dollars)		Carrying Value as of December 31, 2020 (in millions of U.S dollars)
1	Goliath (1)	209,537	2015	55	**	53	*
2	Gargantua (1)	209,529	2015	55	**	53	*
3	Star Gina 2GR	209,475	2016	37		36
4	Maharaj (1)	209,472	2015	55	**	53	*
5	Star Leo	207,939	2018	51		50	*
6	Star Laetitia	207,896	2017	47		47	*
7	Star Ariadne	207,812	2017	52	**	50	*
8	Star Virgo	207,810	2017	50		48	*
9	Star Libra (1)	207,765	2016	51	**	49	*
10	Star Sienna	207,721	2017	48		46	*
11	Star Marisa	207,709	2016	53	**	51	*
12	Star Karlie	207,566	2016	48	**	49	*
13	Star Eleni	207,555	2018	45		43
14	Star Magnanimus	207,490	2018	55	**	53	*
15	Debbie H	206,861	2019	51		50	*
16	Star Ayesha	206,852	2019	52		50	*
17	Katie K	206,839	2019	51		49	*
18	Leviathan	182,511	2014	34		33
19	Peloreus	182,496	2014	34		33
20	Star Claudine	181,258	2011	30	**	30	*
21	Star Ophelia	180,716	2010	29	**	29	*
22	Star Martha	180,274	2010	37	**	35	*
23	Star Pauline	180,233	2008	26	**	25	*
24	Pantagruel	180,181	2004	26	**	25	*
25	Star Borealis	179,678	2011	42	**	40	*
26	Star Polaris	179,546	2011	42	**	40	*
27	Star Lyra	179,147	2009	28	**	27	*
28	Star Janni	178,978	2010	24		25	*
29	Star Marianne	178,906	2010	21		22	*
30	Star Angie	177,931	2007	30	**	29	*
31	Big Fish	177,662	2004	27	**	25	*
32	Kymopolia	176,990	2006	31	**	29	*
33	Star Triumph	176,343	2004	16		15	*
34	Star Scarlett	175,800	2014	35	**	35	*
35	Star Audrey	175,125	2011	29	**	28	*
36	Big Bang	174,109	2007	33	**	31	*

	Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2019 (in millions of U.S dollars)		Carrying Value as of December 31, 2020 (in millions of U.S dollars)
37	Star Paola	115,259	2011	22	**	21	*
38	Star Eva	106,659	2012	20		20	*
39	Amami	98,681	2011	24	**	23	*
40	Madredeus	98,681	2011	24	**	23	*
41	Star Sirius (1)	98,681	2011	25	**	24	*
42	Star Vega (1)	98,681	2011	25	**	24	*
43	Star Aphrodite	92,006	2011	21		20	*
44	Star Piera	91,952	2010	20	**	19	*
45	Star Despoina	91,945	2010	20	**	19	*
46	Star Electra	83,494	2011	22	**	21	*
47	Star Angelina	82,981	2006	19	**	19	*
48	Star Gwyneth	82,790	2006	21	**	20	*
49	Star Kamila	82,769	2005	18	**	17	*
50	Star Luna	82,687	2008	17	**	16	*
51	Star Bianca	82,672	2008	18	**	17	*
52	Pendulum	82,619	2006	18	**	17	*
53	Star Maria	82,598	2007	16	**	15	*
54	Star Markella	82,594	2007	17	**	16	*
55	Star Danai	82,574	2006	17	**	16	*
56	Star Jeanette	82,567	2014	25		24	*
57	Star Georgia	82,298	2006	14		14	*
58	Star Sophia	82,269	2007	16		16	*
59	Star Mariella	82,266	2006	18	**	17	*
60	Star Moira	82,257	2006	16	**	15	*
61	Star Nina	82,224	2006	13		13	*
62	Star Renee	82,221	2006	14		13	*
63	Star Nasia	82,220	2006	20	**	18	*
64	Star Laura	82,209	2006	14		13	*
65	Star Jennifer	82,209	2006	12		11
66	Star Mona	82,188	2012	22	**	21	*
67	Star Helena	82,187	2006	15	**	13	*
68	Star Astrid	82,158	2012	21	**	21	*
69	Star Alessia	81,944	2017	28		28	*
70	Star Calypso	81,918	2014	24		23	*

	Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2019 (in millions of U.S dollars)		Carrying Value as of December 31, 2020 (in millions of U.S dollars)
71	Star Charis	81,711	2013	16		16
72	Star Suzanna	81,711	2013	16		16
73	Mercurial Virgo	81,545	2013	23	**	23	*
74	Stardust	81,502	2011	20	**	20	*
75	Star Sky	81,466	2010	20	**	19	*
76	Star Lydia	81,187	2013	25	**	23	*
77	Star Nicole	81,120	2013	24	**	23	*
78	Star Virginia	81,061	2015	27		26	*
79	Star Genesis	80,705	2010	20	**	19	*
80	Star Flame	80,448	2011	21	**	20	*
81	Star Iris	76,466	2004	16	**	15	*
82	Star Emily	76,417	2004	15	**	14	*
83	Idee Fixe (1)	63,458	2015	28	**	26	*
84	Roberta (1)	63,426	2015	27	**	27	*
85	Laura (1)	63,399	2015	27	**	26	*
86	Kaley (1)	63,283	2015	28	**	27	*
87	Kennadi (1)	63,262	2016	28	**	28	*
88	Mackenzie (1)	63,226	2016	17		17
89	Star Apus (1)	63,123	2014	18		19	*
90	Star Wave	61,491	2017	27	**	26	*
91	Star Challenger (1)	61,462	2012	24	**	24	*
92	Star Fighter (1)	61,455	2013	24	**	24	*
93	Star Lutas (1)	61,347	2016	27	**	26	*
94	Honey Badger (1)	61,320	2015	28	**	27	*
95	Wolverine (1)	61,292	2015	28	**	27	*
96	Star Antares (1)	61,258	2015	27	**	26	*
97	Star Monica	60,935	2015	26	**	25	*
98	Star Aquarius	60,916	2015	21		21	*
99	Star Pisces (1)	60,916	2015	21		21	*
100	Star Glory	58,680	2012	16	**	16	*

	Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2019 (in millions of U.S dollars)		Carrying Value as of December 31, 2020 (in millions of U.S dollars)
101	Star Pyxis (1)	56,615	2013	12		13	*
102	Star Hydrus (1)	56,604	2013	12		12
103	Star Cleo (1)	56,582	2013	12		13	*
104	Diva (1)	56,582	2011	12		11	*
105	Star Centaurus (1)	56,559	2012	11		12	*
106	Star Hercules (1)	56,545	2012	11		12	*
107	Star Pegasus (1)	56,540	2013	12		13	*
108	Star Cepheus (1)	56,539	2012	11		12	*
109	Star Columba (1)	56,530	2012	11		12	*
110	Star Dorado (1)	56,507	2013	12		13	*
111	Star Aquila (1)	56,506	2012	13		13	*
112	Star Bright	55,783	2010	13		14	*
113	Strange Attractor	55,742	2006	18	**	16	*
114	Star Omicron	53,489	2005	14	**	13	*
115	Star Zeta	52,994	2003	10	**	9	*
116	Star Theta	52,425	2003	10	**	9	*
	Total dwt	12,859,300		2,965		2,877

(1)	Vessels subject to a sale and leaseback financing transaction, as further described in Note 7 to our audited consolidated financial statements included in this annual report.

*	Indicates dry bulk carrier vessels for which we believe, as of December 31, 2020, the basic charter-free market value is lower than the vessel’s carrying value.

**	Indicates dry bulk carrier vessels for which we believe, as of December 31, 2019, the basic charter-free market value is lower than the vessel’s carrying value.

We refer you to the risk factor entitled “A decline in the market values of our vessels could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, result in impairment charges or losses on sale” and the discussion herein under the headings “Critical Accounting Policies - Impairment of long-lived assets” and “Results of Our Operations - Year ended December 31, 2020 compared to the year ended December 31, 2019 - Impairment Loss.”

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

On January 23, 2020 we announced the appointment of Mr. Brian Laibow and Ms. Dawna Men to our board of directors as Class B Directors. Mr. Brian Laibow was also appointed to our Nomination and Corporate Governance Committee. Mr. Mahesh Balakrishnan and Mr. Nikolaos Karellis were re-elected to the Board and Ms. Eleni Vrettou and Ms. Katherine Ralph were elected to the Board at the Company’s 2020 Annual Meeting of Shareholders held on May 12, 2020. The directors currently designated by Oaktree are Mr. Laibow and Mmes. Ralph and Men.

Our Board of Directors is now comprised of eleven Directors.

Our directors and executive officers are as follows:

Name	Age	Position
Petros Pappas	68	Chief Executive Officer and Class C Director
Spyros Capralos	66	Non-Executive Chairman and Class C Director
Hamish Norton	62	President
Simos Spyrou	46	Co-Chief Financial Officer
Christos Begleris	39	Co-Chief Financial Officer
Nicos Rescos	49	Chief Operating Officer
Charis Plakantonaki	42	Chief Strategy Officer
Koert Erhardt	65	Class B Director
Mahesh Balakrishnan	38	Class A Director
Nikolaos Karellis	70	Class A Director
Arne Blystad	66	Class C Director
Raffaele Zagari	52	Class C Director
Brian Laibow	44	Class B Director
Dawna Men	27	Class B Director
Katherine Ralph	43	Class A Director
Eleni Vrettou	42	Class A Director

Petros Pappas, Chief Executive Officer and Director

Mr. Petros Pappas serves since July 2014 as our CEO and as a director on our board of directors. Mr. Pappas served from our inception up to July 2014 as our non-executive Chairman of the board of directors and director. He served as a member of Star Maritime’s board of directors since its inception. Throughout his career as a principal and manager in the shipping industry, Mr. Pappas has been involved in hundreds of vessel acquisitions and disposals. In 1989, he founded Oceanbulk Maritime S.A., a dry cargo shipping company that has operated managed vessels aggregating as much as 1.6 million deadweight tons of cargo capacity. He also founded Oceanbulk Maritime S.A-affiliated companies, which are involved in the ownership and management sectors of the shipping industry. Mr. Pappas serves on the Board of Directors of the UK Defense Club, a leading insurance provider of legal defense services in the shipping industry worldwide and is a member of the Union of Greek Ship Owners (UGS). Mr. Pappas received his B.A. in Economics and his MBA from The University of Michigan, Ann Arbor. Mr. Pappas was awarded the 2014 Lloyd’s List Greek Awards “Shipping Personality of the Year.”

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

Hamish Norton, President

Mr. Hamish Norton serves as our President. Until December 31, 2012, Mr. Norton was Managing Director and Global Head of the Maritime Group at Jefferies & Company Inc. Mr. Norton is known for creating Nordic American Tanker Shipping and Knightsbridge Tankers, the first two high dividend yield shipping companies. He advised Arlington Tankers in the merger with General Maritime and has been an advisor to U.S. Shipping Partners. He also advised New Mountain Capital on its investment in Intermarine. In the 1990s, he advised Frontline on the acquisition of London and Overseas Freighters and arranged the sale of Pacific Basin Bulk Shipping. Prior to joining Jefferies, in 2007, Mr. Norton ran the shipping practice at Bear Stearns since 2000. From 1984-1999 he worked at Lazard Frères & Co.; from 1995 onward as general partner and head of shipping. Mr. Norton is a director of Neptune Lines and the Safariland Group. Mr. Norton received an AB in Physics from Harvard and a Ph.D. in Physics from University of Chicago.

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

Christos Begleris, Co-Chief Financial Officer

Mr. Christos Begleris serves as our Co-Chief Financial Officer since 2014. Until March 2013 he was a strategic project manager and senior finance executive at Thenamaris (Ships Management) Inc. From 2005 to 2006, Mr. Begleris worked in the principal investments group of London & Regional Properties based in London, where he was responsible for the origination and execution of large real estate acquisition projects throughout Europe. From 2002 to 2005, Mr. Begleris worked in the Fixed Income and Corporate Finance groups of Lehman Brothers based in London, where he was involved in privatization, restructuring, securitization, acquisition financing and principal investment projects in excess of $5.0 billion. In addition to his role at Star Bulk, Mr. Begleris is also an executive of Oceanbulk Maritime S.A. and is Co-Chief Financial Officer of Oceanbulk Maritime S.A.’s joint ventures with Oaktree. Mr. Begleris received an M.Eng. in Mechanical Engineering from Imperial College, London, and an MBA from Harvard Business School.

Nicos Rescos, Chief Operating Officer

Mr. Nicos Rescos serves as our Chief Operating Officer since July 2014. He also serves as Chief Operating Officer and Commercial Director of Oceanbulk Maritime S.A. since May 2010. Mr. Rescos has been actively involved in the shipping industry for the past 27 years having held several senior commercial management positions throughout his career developing strong expertise in the dry bulk, container and product tanker markets. He has been responsible for developing and executing more than 200 vessel acquisitions and dispositions as well as having structured several joint ventures in the dry bulk and tanker sectors. He received a BSc in Management Sciences from The University of Manchester Institute of Science and Technology (UMIST) and an MSc in Shipping Trade and Finance from the City University Business School.

Koert Erhardt, Director

Mr. Koert Erhardt has served as a director of our board of directors since our inception. He is also the Chairman of our Nominating and Corporate Governance Committee. He is currently the Managing Director of Augustea Bunge Maritime Ltd. of Malta. From September 2004 to December 2004, he served as the Chief Executive Officer and a member of the board of CC Maritime S.A.M., an affiliate of the Coeclerici Group, an international conglomerate whose businesses include shipping and transoceanic transportation of dry bulk materials. From 1998 to September 2004, he served as General Manager of Coeclerici Armatori S.p.A. and Coeclerici Logistics S.p.A., affiliates of the Coeclerici Group, where he created a shipping pool that commercially managed over 130 vessels with a carrying volume of 72 million tons and developed the use of the Freight Forward Agreement trading, which acts as a financial hedging mechanism for the pool. From 1994 to 1998, he served as the General Manager of Bulk Italia, a prominent shipping company which at the time owned and operated over 40 vessels. From 1990 to 1994, Mr. Erhardt served in various positions with Bulk Italia. From 1988 to 1990, he was the Managing Director and Chief Operating Officer of Nedlloyd Drybulk, the dry bulk arm of the Nedlloyd Group, an international conglomerate whose interests include container ship liner services, tankers, oil drilling rigs and ship brokering. Mr. Erhardt received his Diploma in Maritime Economics and Logistics from Hogere Havenen Vervoersschool (now Erasmus University), Rotterdam, and successfully completed the International Executive Program at INSEAD, Fontainebleau, France. Mr. Erhardt has also studied at the London School of Foreign Trade.

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

Nikolaos Karellis, Director

Mr. Nikolaos Karellis has served as a director of our board of directors since May 2016 and as Chairman of the Audit Committee since May 2020. Mr. Karellis is currently a Director of the advisory firm MARININVEST ADVISERS LTD and has more than 35 years of experience in the shipping sector in financial institutions. Until 2013, he served as the Head of Shipping of HSBC BANK PLC in Athens, Greece for 28 years, where he built a business unit providing a comprehensive range of services to Greek shipping companies. Prior to HSBC, he worked at Bank of America. Mr. Karellis received his Msc in Mechanical Engineering from the National Technical University of Athens and received an MBA in Finance from the Wharton School, University of Pennsylvania.

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

Raffaele Zagari, Director

Mr. Raffaele Zagari has served as director on our board of directors since August 2018. In his career he has developed approximately 25 years’ experience in the shipping business. Since 2010, as CEO of Augustea Group Mr. Zagari engineered and implemented the expansion and consolidation of the dry bulk business that has led to the incorporation of Augustea Atlantica, and its subsidiaries in Argentina, Singapore, London and Malta (“Augustea Group”). He has actively promoted the incorporation of CBC, AOM, ABML and ABY, the joint ventures in which Augustea Atlantica is a shareholder. He founded the towage company Augustea Grancolombia in the Santa Marta area in Colombia and he has over the years worked closely with Drummond Coal and Glencore on their logistical/maritime needs for their local coal loading operations which have a combined 60 million tons yearly throughput. During this time he supervised in excess of 50 vessel sale and purchase transactions (both new building and second hand), and more than a dozen long-term ship leases primarily with the support of Japanese conglomerate Mitsui & Co. Since 1997, he has actively led the Chartering Department of Augustea Dry Bulk Division, and directing the other business of the Augustea Group. In 2017, Raffaele was appointed Chairman of Augustea Group Holding SpA, in addition to his role as the Group’s CEO. He is also a non-executive director of Steamship Mutual, one of the largest P&I marine insurance, where he also chairs the Underwriting and Reinsurance Committee. Prior to joining Augustea, and for the period 1993-1995, Mr Zagari worked for Blenheim Shipping (a company of the former Scinicariello Augustea Group) during which time he gained extensive experience in the Japanese shipyards, Sumitomo Yokuska and Sanoyas Mitsushima, as assistant site supervisor. In 1996 -1997, he worked at Zodiac Maritime Agencies with the operations department before joining the Augustea Group. Mr Zagari holds a Diploma in Commercial Operation of Shipping at Guldhall University London.

Charis Plakantonaki, Chief Strategy Officer

Charis Plakantonaki joined Star Bulk in 2015 as Head of Strategic Planning and in 2017 she assumed the position of Chief Strategy Officer. From 2008 to 2015 she worked at Thenamaris (Ships Management) Inc., for the first five years as Strategic Projects Manager and subsequently as Head of Corporate Communications. Prior to joining Thenamaris, she was a Senior Consultant at the Boston Consulting Group where she managed strategy development projects for multinational companies across different industries. Mrs. Plakantonaki received a B.S. in International & European Economics & Politics from the University of Macedonia, where she graduated as valedictorian, and an MBA from INSEAD. She serves on the Board of the Liberian Shipowners' Council, on the Board of the UN Global Compact Network Hellas and on the Executive Committee of the Clean Shipping Alliance as Vice Chair. She also serves on the Board of Trustees of the Anatolia College, on the Advisory Board of the Blue Growth initiative and on the Advisory Board of Seafair.

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

Katherine Ralph, Director

Ms. Katherine Ralph is a Managing Director in Oaktree Capital’s Opportunities Funds based in London where she has worked since 2013. Prior to joining Oaktree, Ms. Ralph spent over nine years at Linklaters LLP, where she specialized in cross-border restructurings and insolvency. Ms. Ralph holds both a B.A. (hons) degree from the University of Cambridge, and graduated cum laude with an LL.M. in banking, corporate and finance law from Fordham University. Ms. Ralph is fluent in Italian.

Eleni Vrettou, Director

Mrs. Eleni Vrettou is the Executive General Manager and Group Head Corporate and Investment Banking of the Piraeus Bank Group, based in Athens, Greece since April 2019. Prior to her present position, she worked at HSBC Bank PLC (“HSBC”) for ten years, where she had held various management positions in Greece and in London. In particular, for the period of 2012 to 2019, she was the Managing Director and head of Wholesale Banking in Greece for HSBC. Prior to 2012, and for three years, she worked in London, on an international secondment with HSBC, as Director of Global Banking Credit and Lending CEE/CIS/Med and sub Saharan Africa and, between 2005 to 2009, she was the Global Relationship Manager of HSBC, in Athens. Prior to HSBC, and for two years, she was Senior Credit Officer in BANK EFG -ERGASIAS S.A. She is the Chairman of the Board of Directors of Piraeus Factors S.A., Vice Chairman of the Board of Directors of Piraeus Leasing SA and Piraeus Leases SA and Chairman of the Board of Directors, CPB Leasing. Mrs. Vrettou holds a BSc in Economics from the Wharton School, University of Pennsylvania.

B.	Compensation of Directors and Senior Management

For the year ended December 31, 2020, aggregate compensation to our senior management was $2.3 million under the employment agreements. Non-employee directors of Star Bulk receive an annual cash retainer of $15,000, each. The chairman of the audit committee receives a fee of $15,000 per year and each of the audit committee members receives a fee of $7,500. Each chairman of our other standing committees receives an additional $5,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. We do not have a retirement plan for our officers or directors. The aggregate compensation of the board of directors for the year ended December 31, 2020 was approximately $179,000.

Employment and Consultancy Agreements

We are a party to employment and consultancy agreements with certain members of our senior management team. For a description of these agreements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Employment and Consultancy Agreements.”

Equity Incentive Plans

 On February 27, 2018, May 22, 2019 and May 25, 2020, our board of directors approved the 2018 Equity Incentive Plan (the “2018 Equity Incentive Plan”), the 2019 Equity Incentive Plan (the “2019 Equity Incentive Plan”) and the 2020 Equity Incentive Plan (the “2020 Equity Incentive Plan”) (collectively, the “Equity Incentive Plans”), respectively, under which our officers, key employees, directors, and consultants are eligible to receive options to acquire common shares, share appreciation rights, restricted shares and other share-based or share-denominated awards. We reserved a total of 700,000 common shares, 900,000 common shares and 1,100,000 common shares for issuance under the respective Equity Incentive Plans, subject to further adjustment for changes in capitalization as provided in the plans. The purpose of the Equity Incentive Plans is to encourage ownership of shares by, and to assist us in attracting, retaining and providing incentives to, our officers, key employees, directors and consultants, whose contributions to us are or may be important to our success and to align the interests of such persons with our shareholders. The various types of incentive awards that may be issued under the Equity Incentive Plans, enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business. The Equity Incentive Plans are administered by our compensation committee, or such other committee of our board of directors as may be designated by the board. The Equity Incentive Plans permit issuance of restricted shares, grants of options to purchase common shares, share appreciation rights, restricted shares, restricted share units and unrestricted shares.

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

The terms and conditions of the Equity Incentive Plans are substantially similar to those of the previous plans. As of February 26, 2021, there are 344,389 common shares unvested from the 2018, 2019 and 2020 Equity Incentive Plans.

During the years 2018, 2019 and 2020 and up to February 26, 2021, pursuant to the Equity Incentive Plans, we have granted to certain directors and officers the following securities:

•	On February 27, 2018, 396,500 restricted common shares were granted to certain of our directors and officers, of which 253,500 restricted common shares vested on August 27, 2018, 71,500 restricted common shares vested on February 27, 2019 and the remaining 71,500 restricted common shares vested on February 27, 2021.

•	On May 22, 2019, 567,157 restricted common shares were granted to certain of the Company’s directors and officers of which 367,620 restricted common shares vested in August 2019, 99,769 restricted common shares vested in August 2020 and the remaining 99,769 restricted common shares will vest in August 2022.

•	On May 25, 2020, 714,540 restricted common shares were granted to certain of the Company’s directors and officers of which 469,920 restricted common shares vested in August 2020, 122,310 restricted common shares vest in May 2021 and the remaining 122,310 restricted common shares vest in May 2023.

On January 7, 2019, our Board of Directors and Compensation Committee established an incentive program for key employees, pursuant to which an aggregate of four million (4,000,000) restricted share units (each, a “RSU”), comprising of 10 tranches of 400,000 RSU each, will be issued. Each RSU represents, upon vesting, a right for the relevant beneficiary to receive one common share of Star Bulk. The RSUs are subject to the satisfaction of certain performance conditions, which apply if our fleet performs better than relevant dry bulk charter rate indices as reported by the Baltic Exchange (the “Indices”) during 2020 and 2021. The RSUs start to vest if the Company’s fleet performs better than the Indices by at least $120.0 million, and vest in increasing amounts if and to the extent the performance of our fleet exceeds the performance that would have been derived based on the Indices by up to an aggregate of $300.0 million. Subject to the vesting conditions being met on April 30, 2021 and April 30, 2022 (each, a “Vesting Date”) two million RSUs will vest on each Vesting Date, on tranches based on the level of performance, and the relevant common shares of Star Bulk will be issued by the Company and distributed to the relevant beneficiaries as per the allocation of the Board of Directors. Any non-vested RSUs at the applicable Vesting Date will be cancelled. As of December 31, 2019, we took the view that only for one tranche, which vests on April 30, 2022, the likelihood of its vesting met the “more likely than not” threshold under US GAAP, and as a result amortization expense for these 400,000 RSUs of $1.2 million was recognized and included under “General and administrative expenses” in the consolidated statement of operations for the year ended December 31, 2019. During the year ended and as of December 31, 2020, we determined that the likelihood of vesting for any of the 4,000,000 RSUs does not meet a "more likely than not" threshold under US GAAP. As a result, the previously recognized expense of $1.2 million was reversed in 2020 and is included under “General and administrative expenses” in the consolidated statement of operations for the year ended December 31, 2020.

As of the date of this annual report, 101,074 common shares are available under the Equity Incentive Plans.

C.	Board Practices

Our board of directors is divided into three classes with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The term of each class of directors expires as follows:

•	The term of the Class A directors expires in 2023;

•	The term of the Class B directors expires at the 2021 Annual General Meeting set for May 13, 2021; and

•	The term of the Class C directors expires in 2022.

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

Our Audit Committee consists of Mr. Koert Erhardt and Mr. Nikolaos Karellis, who is the Chairman of the committee. Our Compensation Committee consists of Mr. Mahesh Balakrishnan and Mr. Spyros Capralos, who is the Chairman of the committee. Our Nominating Committee consists of Mr. Spyros Capralos, Mr. Brian Laibow and Mr. Koert Erhardt, who is the Chairman of the committee.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

D.	Employees

As of December 31, 2020, we had approximately 180 employees including our executive officers.

E.	Share Ownership

With respect to the total amount of common shares owned by all of our officers and directors, individually and as a group, see “Item 7 Major Shareholders and Related Party Transactions.”

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table presents certain information as of February 26, 2021, February 29, 2020 and February 28, 2019 regarding the ownership of our common shares with respect to each shareholder, who we know to beneficially own more than five percent of our outstanding common shares, and our executive officers and directors.

	Common Shares Beneficially Owned as of
	February 26, 2021		February 29, 2020		February 28, 2019
Beneficial Owner (1)	Amount	Percentage	Amount	Percentage	Amount	Percentage
Oaktree Capital Group Holdings GP, LLC and certain of its advisory clients (2)	39,006,017	39.3%	35,129,436	36.6%	31,587,490	33.9%
Impala Asset Management LLC	n/a	n/a	5,622,913	5.9%	n/a	n/a
Entities affiliated with Raffaele Zagari	4,448,060	4.5%	4,384,520	4.6%	4,622,897	5.0%
Entities affiliated with Petros Pappas	4,319,378	4.4%	4,096,718	4.3%	3,912,988	4.2%
Entities affiliated with Arne Blystad	2,159,505	2.2%	2,159,505	2.2%	2,159,505	2.3%
Oceanbulk Container Carriers LLC	n/a	n/a	2,974,261	3.1%	2,974,261	3.2%
Directors and executive officers of the Company, in the aggregate (3)	1,522,925	1.5%	1,377,672	1.4%	1,092,499	1.2%

(1)	Percentage amounts based on 99,239,716 common shares outstanding as of February 26, 2021, 96,074,497 common shares outstanding as of February 29, 2020 and 93,089,717 common shares outstanding as of February 28, 2019.

(2)	As of February 26, 2021, consists of (i) 1,316,498 shares held by Oaktree Value Opportunities Fund, L.P. (“VOF”), (ii) 2,397,106 shares held by Oaktree Opportunities Fund IX Delaware, L.P. (“Fund IX”), (iii) 22,016 shares held by Oaktree Opportunities Fund IX (Parallel 2), L.P. (“Parallel 2”), (iv) 11,445,307 shares held by Oaktree Dry Bulk Holdings LLC (“Dry Bulk Holdings”), (v) 20,628,749 shares held by OCM XL Holdings L.P., a Cayman Islands exempted limited partnership (“OCM XL”), (vi) 2,974,261 shares held by Oaktree OBC Container Holdings LLC, a Marshall Island limited liability company (“Oaktree OBC”) and (vii) 222,080 shares held by OCM FIE, LLC (“FIE”). Each of the foregoing funds and entities is affiliated with Oaktree Capital Group, LLC (“OCG”) which is managed by its ten-member board of directors which is comprised of members appointed by each of Oaktree Capital Group Holdings GP, LLC and Brookfield Asset Management, Inc. Each of the direct and indirect general partners, managing members, directors, unit holders, shareholders, and members of VOF, Fund IX, Parallel 2, Dry Bulk Holdings, OCM XL, Oaktree OBC and FIE, may be deemed to share voting and dispositive power over the shares owned by such entities, but disclaims beneficial ownership in such shares except to the extent of any pecuniary interest therein. The address for these entities (collectively, the “Oaktree Funds”) is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(3)	These numbers of shares do not include shares beneficially owned by Messrs. Pappas, Blystad and Zagari, that are presented within line items “Entities affiliated with Petros Pappas”, “Entities affiliated with Arne Blystad” and “Entities affiliated with Raffaele Zagari”, respectively, above.

Our major shareholders, save for what is referred below, have the same voting rights as our other shareholders. No foreign government owns more than 50% of our outstanding common shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Star Bulk.

Even if Oaktree owns more than 50% of our outstanding common shares, under the Oaktree Shareholders Agreement (described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions”), with certain limited exceptions, Oaktree effectively cannot vote more than 33% of our outstanding common shares (subject to adjustment under certain circumstances). Furthermore, pursuant to the Oaktree Shareholders Agreement, so long as Oaktree and its affiliates beneficially own at least 10% of our outstanding voting securities, Oaktree and its affiliates have agreed not to directly or indirectly acquire beneficial ownership of any additional voting securities of ours or other equity-linked or other derivative securities with respect to our voting securities if such acquisition would result in Oaktree’s beneficial ownership exceeding 63.8%, subject to certain specified exceptions. In addition, pursuant to the Oaktree Shareholders Agreement, subject to various exclusions, so long as Oaktree and its affiliates beneficially own at least 10% of our voting securities, unless specifically invited in writing by our board of directors, they may not (i) enter into any tender or exchange offer or various types of merger, business combination, restructuring or extraordinary transactions, (ii) solicit proxies or consents in respect of such transactions, (iii) otherwise act to seek to control or influence our management, board of directors or other policies (except with respect to the nomination of Oaktree designees pursuant to the Oaktree Shareholders Agreement and other nominees proposed by the Nominating and Corporate Governance Committee) or (iv) enter into any negotiations, arrangements or understandings with any third party with respect to any of the above. Pursuant to the Oaktree Shareholders Agreement, Oaktree also agreed to various limitations on the transfer of its common shares.

In addition, we have granted certain demand registration rights and shelf registration rights to Oaktree, affiliates of Mr. Petros Pappas, York and Augustea pursuant to the Registration Rights Agreement. See “See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement.”

As of February 26, 2021, 99,239,716 of our outstanding common shares were held in the United States by 214 holders of record, including Cede & Co., the nominee for the Depository Trust Company, which held 73,675,331 of those shares.

B.	Related Party Transactions

For a description of all of our Related Party Transactions, see also Note 3 (Transaction with Related Parties) to our consolidated financial statements included herein for more information.

Transactions with Oceanbulk Maritime S.A. and affiliates

Oceanbulk Maritime S.A., a related party, is a ship management company and is controlled by Ms. Milena-Maria Pappas. One of the affiliated companies of Oceanbulk Maritime S.A provides us certain financial corporate development services. The related expenses for each of the years ended December 31, 2018, 2019 and 2020 were $0.3 million, and are included in General and administrative expenses in the consolidated statements of operations. As of December 31, 2019 and 2020, we had outstanding receivables of $0.3 million and $0.4 million, respectively, from Oceanbulk Maritime S.A and its affiliates for payments made by us on its behalf for certain administrative items.

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

Consultancy Agreements

As of December 31, 2020, we are a party to three consultancy agreements in each case with a separate company owned and controlled by either of Mr. Simos Spyrou, our Co-Chief Financial Officer, Mr. Christos Begleris, our Co-Chief Financial Officer and Mr. Nicos Rescos, our Chief Operating Officer. Pursuant to each of these consultancy agreements, we are required to pay an aggregate base fee of $0.5 million per annum to these three companies.

In aggregate, the related expenses under the consultancy agreements for 2018, 2019 and 2020 were $0.5 million, $0.7 million and $0.6 million, respectively, and are included in General and administrative expenses in the consolidated statements of operations.

Office Lease Agreements

On January 1, 2012, Starbulk S.A. entered into a one year lease agreement for office space with Combine Marine Ltd., or Combine Ltd., a company controlled by Ms. Milena-Maria Pappas and by Mr. Alexandros Pappas, both of whom children of our Chief Executive Officer, Mr. Petros Pappas. The lease agreement provides for a monthly rental of €2,500 (approximately $3,075, using the exchange rate as of December 31, 2020, which was $1.23 per euro). On January 1, 2013, the agreement was renewed and unless terminated by either party, it will expire in January 2024.

In addition, on December 21, 2016, Starbulk S.A., entered into a six year lease agreement for office space with Alma Properties, a company controlled by Mrs. Milena-Maria Pappas. The lease agreement provides for a monthly rental of €300 (approximately $369, using the exchange rate as of December 31, 2020, which was $1.23 per euro).

Interchart Shipping Inc.

Interchart is a Liberian company affiliated with family members of our Chief Executive Officer. In 2014, we acquired 33% of the total outstanding common stock of Interchart. The ownership interest was purchased from an entity affiliated with family members of our Chief Executive Officer. In November 2014, we entered into a services agreement with Interchart for chartering, brokering and commercial services for all of our vessels for a monthly fee of $275,000, with a term until March 31, 2015, which following consecutive renewals was effective until December 31, 2018. In November 2018, we entered into a new service agreement with Interchart, with effect from November 1, 2018 until December 31, 2019, pursuant to which the monthly fee was increased to $325,000. In August 2019, the Company renewed this services agreement until December 31, 2020, pursuant to which the monthly fee decreased to $315,000. During the years ended December 31, 2018, 2019 and 2020, the brokerage commission charged by Interchart amounted to $3.4 million, $3.9 million and $3.8 million, respectively, and is included in “Voyage expenses” in the consolidated statements of operations.

Sydelle Marine Ltd.

In April 2017, Sydelle Marine Limited, a company controlled by members of the family of our Chief Executive Officer, entered into a pooling agreement with our fully owned subsidiary Domus Shipping LLC, owner of the vessel Star Ariadne, whereby the net revenues of Star Ariadne and the vessel owned by Sydelle Marine Limited, will be equally split between the two companies. Pursuant to this agreement, the pool adjustment for the years ended 2018 was ($0.9) million which is recorded in “Voyage revenues” in the relevant consolidated statement of operations. The agreement was terminated effective December 31, 2018.

In addition during 2019, we entered into three freight agreements with Sydelle Marine Limited to charter-in its vessel. The total charter-in expense for the aforementioned freight agreements during the years ended December 31, 2019 and 2020 was $5.5 million and $0.5 million, respectively, and is included in “Charter-in hire expenses” in the consolidated statements of operations.

StarOcean Manning Philippines Inc.

We have 25% ownership interest in Starocean Manning Philippines, Inc. (“Starocean”), a company that is incorporated and registered with the Philippine Securities and Exchange Commission, which provides crewing agency services. The remaining 75% interest is held by local entrepreneurs. This investment is accounted for as an equity method investment which as of December 31, 2019 and 2020 stands at $0.1 million, respectively, and as of December 31, 2020 is included in “Other non-current assets” in the consolidated balance sheet.

Songa Shipmanagement Ltd.:

Following the completion of the Songa Vessel Acquisition, we appointed Songa Shipmanagement Ltd., an entity affiliated with certain of the sellers of the Songa Vessels (including one of our directors, Mr. Blystad), as the technical manager of certain of our vessels. The management fees incurred for the year ended December 31, 2018 were $0.4 million and from January 1, 2019 until March 31, 2019, when the respective management agreement was terminated, the management fees incurred were $0.03 million. Both amounts are included in “Management fees” in the consolidated statements of operations.

Augustea Technoservices Ltd. and affiliates

Following the completion of the Augustea Acqusition, we appointed Augustea Technoservices Ltd., an entity affiliated with certain of the sellers of the Augustea Vessels (including one of our directors, Mr. Zagari), as the technical manager of certain of our vessels. The management fees incurred for the years ended December 31, 2018, 2019 and 2020 were $2.3 million, $6.6 million and $6.6 million, respectively, and are included in “Management fees” in the consolidated statements of operations. In addition, for the year ended December 31, 2020, there was an amount of $95,000 invoiced by Augustea Technoservices and its affiliates, concerning voyage expenses.

Augustea Oceanbulk Maritime Malta Ltd. (“AOM”)

On September 24, 2019, we chartered-in the vessel AOM Marta, which is owned by AOM, an entity affiliated with Augustea Atlantica SpA and certain members of our Board of Directors. The agreed rate for chartering-in AOM Marta is index-linked, and the lease term does not exceed the period of 12 months. The charter-in expense for the years ended December 31, 2019 and 2020 was $2.6 million and $5.4 million, respectively, and is included in “Charter-in hire expenses” in the consolidated statement of operations.

Coromel Maritime Limited

During 2019 and 2020, we entered into certain freight agreements with ship-owning company Coromel to charter-in its vessel. Coromel is controlled by family members of our Chief Executive Officer. The charter-in expense for the aforementioned freight agreement during the years ended December 31, 2019 and 2020 was $5.7 million and $0.2 million, respectively, and is included in “Charter-in hire expenses” in the consolidated statements of operations.

Eagle Bulk Pte. Ltd.:

In 2019, we entered into two time charter agreements with Eagle Bulk Pte. Ltd. to charter-in two of its vessels for a daily rate of $16,300 and $15,800 respectively, for a period of approximately two months for each vessel. Eagle Bulk Pte. Ltd. is related to Oaktree, one of our major shareholders. As of December 31, 2019, both the aforementioned time charter agreements have been completed. The aggregate charter-in expense for the aforementioned time charter agreements during the year ended December 31, 2019 was $1.9 million and is included in “Charter-in hire expenses” in the consolidated statement of operations.

Short Pool Contracts of Affreightment

During the second quarter of 2020, we agreed, together with Golden Ocean Group, Bocimar International NV and Oceanbulk International S.A (collectively the “Short Pool Members”), to enter into Contracts of Affreightment (“COAs”) with major miners and commodity traders to transport dry bulk commodities at fixed freight rates (the “Short Pool”). The Short Pool Members may use own vessels or charter-in from the market to perform the COAs.

Piraeus Bank

In May 2020, we received credit committee approval from Piraeus Bank for a loan of up to $50.4 million. In addition, during 2020 the Company entered into an interest rate swap agreement with Piraeus bank. One of our independent members of the board of directors currently serves as executive member of this financial institution. This director is not involved in our decisions with regards to the loan and swap from this financial institution.

CCL Pool

On December 30, 2020 a funding of $0.1 million that we had provided CCL Pool, was converted to equity with us holding 25% ownership interest of CCL Pool. The participation to CCL is accounted for as an equity method investment. Our initial investment in CCL Pool and subsequent share of results is insignificant at December 31, 2020.

Oaktree Shareholders Agreement

The following is a summary of the material terms of the Oaktree Shareholders Agreement. Capitalized terms that are used in this description of the Oaktree Shareholders Agreement but not otherwise defined below have the meanings ascribed to them under the caption, “Certain Definitions.”

General

The Oaktree Shareholders Agreement was entered into on the date the Merger was completed (July 11, 2014) and governs the ownership interest of Oaktree and its affiliated investment funds that own Common Shares (and any Affiliates (as defined below) of the foregoing persons that become Oaktree Shareholders pursuant to a transfer or other acquisition of our Equity Securities (as defined below) in accordance with the terms of the Oaktree Shareholders Agreement, collectively, the “Oaktree Shareholders”) following the Merger. Based on the number of our outstanding common shares on February 26, 2021, the Oaktree Shareholders beneficially own approximately 39.3% of the common shares outstanding of the Company.

Representation on the Board of Directors

Our Board of Directors is comprised of eleven Directors.

The Oaktree Shareholders are entitled to nominate four (but in no event more than four) Directors (each such nominee, including the persons designated at the closing of the Merger as described in the preceding paragraph the “Oaktree Designees”) to the board of directors for so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own (for purposes of the Oaktree Shareholders Agreement and this summary, as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 40% or more of our outstanding Voting Securities. We refer to such nominees, as described in the immediately preceding sentence, including the persons designated at the closing of the Merger, as the Oaktree Designees. During any period the Oaktree Shareholders are entitled to nominate four Directors pursuant to the Oaktree Shareholders Agreement: (i) if Mr. Petros Pappas is then serving as our Chief Executive Officer and as a Director, then the Oaktree Shareholders are entitled to nominate only three Directors and (ii) at least one of the Oaktree Designees will not be a citizen or resident of the United States solely to the extent that (x) at least one of the nominees to the board of directors (other than the Oaktree Designees) is a United States citizen or resident and (y) as a result, we would not qualify as a “foreign private issuer” under Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act if such Oaktree Designee is a citizen or resident of the United States.

The Oaktree Shareholders are entitled to nominate three Directors, two Directors and one Director to the board of directors for so long as the Oaktree Shareholders and their Affiliates beneficially own 25% or more, but less than 40% of the outstanding Voting Securities, own 15% or more, but less than 25% of the outstanding Voting Securities and own 5% or more, but less than 15% of our outstanding Voting Securities, respectively. The directors currently designated by Oaktree are Mr. Laibow and Mmes. Ralph and Men.

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

The board of directors will appoint individuals selected by the Nominating and Corporate Governance Committee to fill the positions on the committees of the board of directors that are not required to be filled by Oaktree Designees. See “Item 6. Directors and Senior Management.”

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

For so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own at least 10% of our Voting Securities, unless specifically invited in writing by the board of directors (with Disinterested Director Approval), neither Oaktree nor any of their Affiliates will in any manner, directly or indirectly, (i) enter into any tender or exchange offer, merger, acquisition transaction or other business combination or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving the Company, (ii) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies,” “consents” or “authorizations” (as such terms are used in the proxy rules of the Commission promulgated under the Exchange Act) to vote, or seek to influence any person other than the Oaktree Shareholders with respect to the voting of, any of our Voting Securities (other than with respect to the nomination of the Oaktree Designees and any other nominees proposed by the Nominating and Corporate Governance Committee), (iii) otherwise act, alone or in concert with third parties, to seek to control or influence the management, board of directors or policies of the Company or any of its Subsidiaries (other than with respect to the nomination of the Oaktree Designees and any other nominees proposed by the Nominating and Corporate Governance Committee), or (iv) enter into any negotiations, arrangements or understandings with any third party with respect to any of the foregoing activities.

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

We have agreed to acknowledge that the Oaktree Shareholders have made investments and entered into business arrangements with Mr. Petros Pappas, his immediate family and certain affiliates thereof (immediately prior to the Merger) or their respective Affiliates (collectively, the “Pappas Investors”) outside those subject to the Merger, and may from time to time enter into certain agreements with respect to the holding and/or disposition of Equity Securities of the Company. For purposes of the Oaktree Shareholders Agreement, these arrangements and potential future agreements between the Oaktree Shareholders or their Affiliates, on the one hand, and the Pappas Investors, on the other hand, will not cause (i) any Oaktree Shareholder to be deemed to be an Affiliate of, or constitute a group or beneficially own any Equity Securities of the Company beneficially owned by, the Pappas Investors, or (ii) the Equity Securities of the Company held by the Pappas Investors to be deemed to be subject to the provisions of the Oaktree Shareholders Agreement.

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

Pappas Shareholders Agreement

The following is a summary of the material terms of the Pappas Shareholders Agreement. Capitalized terms that are used in this description of the Pappas Shareholders Agreement but not otherwise defined below have the meanings ascribed to them under the caption, “Certain Definitions.”

General

The Pappas Shareholders Agreement, which entered into effect on July 11, 2014, upon the closing of the Merger, governs the ownership interest of Mr. Petros Pappas and his children, Ms. Milena-Maria Pappas (one of our former directors) and Mr. Alexandros Pappas, and entities affiliated to them (“Pappas Shareholders”) in the Company following consummation of the Merger. Based upon the number of our shares outstanding as of February 26, 2021, the Pappas Shareholders beneficially own approximately 4.4% of our total issued and outstanding common shares of the Company.

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

No Aggregation with Oaktree

We have agreed to acknowledge that the Pappas Shareholders have made investments and entered into business arrangements with the Oaktree Shareholders outside those subject to the Merger, and may from time to time enter into certain agreements with respect to the holding and/or disposition of Equity Securities of the Company. For purposes of the Pappas Shareholders Agreement, these arrangements and potential future agreements between the Pappas Shareholders and the Oaktree Shareholders will not cause (i) any Pappas Shareholder to be deemed to be an Affiliate of, or constitute a group or beneficially own of our Equity Securities beneficially owned by, the Oaktree Shareholders, or (ii) our Equity Securities held by the Oaktree Shareholders to be deemed to be subject to the provisions of the Pappas Shareholders Agreement.

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

Registration Rights Agreement and Related Registration Statements

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

In June 2018, the Registration Rights Agreement was amended in conjunction with the OCC Vessel Transaction and the Augustea Vessel Acquisition to add York, Augustea and OCC as parties.

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

We believe that, under current law, our dividend payments from earnings and profits would constitute “qualified dividend income” and as such will generally be subject to a preferential United States federal income tax rate (subject to certain conditions) with respect to non-corporate individual shareholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States shareholder’s tax basis in its common stock on a Dollar-for-Dollar basis and thereafter as capital gain. Please see “Item 10. Additional Information—E. Taxation” for additional information relating to the tax treatment of our dividend payments.

Currently, we are able under our financing agreements to pay dividend unless an event of default has occurred. We did not pay any dividends for the year ended December 31, 2018.

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

Pursuant to the above dividend policy, on November 20, 2019 and February 19, 2020, our Board of Directors declared a cash dividend of $0.05 per share for the third and fourth quarter of 2019, respectively and an amount of $4.8 million was paid in December 2019 and in March 2020, respectively.

B.	Significant Changes.

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in Note 21 “Subsequent events” of our annual consolidated financial statements.

Item 9. The Offer and Listing

A.	Offer and Listing Details

Our common shares are traded on the Nasdaq Global Select Market under the symbol “SBLK.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are traded on the Nasdaq Global Select Market under the symbol “SBLK.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

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

Under our Articles of Incorporation, our authorized capital stock consists of 325,000,000 registered shares of stock:

o	300,000,000 common shares, par value $0.01 per share; and

o	25,000,000 preferred shares, par value $0.01 per share.

Our board of directors shall have the authority to issue all or any of the preferred shares in one or more classes or series with such voting powers, designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such class or series of preferred shares.

As of February 26, 2021, we had 99,239,716 common shares issued and outstanding. No preferred shares are issued or outstanding.

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

Directors

Our directors are elected by a majority of the votes cast by shareholders entitled to vote in an election. Our Articles of Incorporation provide that cumulative voting shall not be used to elect directors. Our board of directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66 2/3% of the entire board of directors. Our Articles of Incorporation provide for a staggered board of directors whereby directors shall be divided into three classes: Class A, Class B and Class C, which shall be as nearly equal in number as possible. Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The terms of our board of directors are as follows: (i) the term of our Class A directors expires in 2023; (ii) the term of our Class B directors expires in 2021; and (iii) the term of our Class C directors expires in 2022. Each director serves his or her respective term of office until his or her successor has been elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

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

As of December 31, 2020, we were a party to the Oaktree Shareholders Agreement, the Pappas Shareholders Agreement and to registration rights agreements with Oaktree and affiliates of Mr. Petros Pappas. For a discussion of these agreements, please see the section of this annual report entitled “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” Such description is not intended to be complete and reference is made to the contract itself which is an exhibit to this annual report on Form 20-F.

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

As discussed below, we believe that we qualify for exemption under Section 883 for 2019 and 2020. However, we may not qualify for this tax exemption for subsequent tax years due to the factual nature of this inquiry.

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

Based on information contained in Schedules 13G and 13D filing with the U.S. Securities and Exchange Commission, we believe that we satisfy the Publicly Traded Test for 2019 and 2020 because we are not subject to the 5% Override Rule for these years because 5% Shareholders did not collectively own more than 50% of our outstanding common stock for more than half of the days in 2019 and 2020, respectively. Accordingly, we believe that we qualify for exemption under Section 883 for 2019 and 2020. However, we may not qualify for this exemption from U.S. federal income tax on our U.S. source sipping income in subsequent taxable years due to the factual nature of this inquiry.

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

We file reports and other information with the Commission. These materials, including this annual report and the accompanying exhibits, are available at http://www.sec.gov. Our filings are also available on our website at http://www.starbulk.com. The information on our website, however, is not, and should not be deemed to be a part of this annual report. You may also obtain copies of the incorporated documents, without charge, upon written or oral request to Star Bulk Carriers Corp., c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi, 15124, Athens, Greece.

I.	Subsidiary information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

Our exposure to market risk for changes in interest rate relates primarily to our floating-rate debt. Our floating-rate debt (including bareboat lease financing) arrangements contain interest rates that fluctuate with LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt.

From time to time, we take positions in interest rate derivative contracts to manage interest costs and risk associated with changing interest rates with respect to our floating-rate debt. Generally, our approach is to economically hedge a portion of the floating-rate debt and we manage the exposure to the rest of our debt based on our outlook for interest rates and other factors.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate derivative contracts which we are trying to minimize by only entering into derivative transactions with counterparties that bear an investment grade rate at the time of the transaction and to the extent possible and practical, with different counterparties to reduce concentration risk.

During the year ended December 31, 2020, we entered into various interest rate swaps with ING Bank N.V (“ING”), DNB Bank ASA (“DNB”), Skandinaviska Enskilda Banken AB (“SEB”), Citibank Europe PLC (“Citi”), Piraeus Bank and Alpha Bank S.A (“Alpha Bank”) to convert a portion of our debt from floating to fixed rate. The following table summarizes the interest rate swaps in place as of December 31, 2020. During the year ended December 2019, no interest rate swaps were in place.

Counterparty	Trading Date	Inception	Maturity	Fixed Interest Rate	Notional amount as of inception	Notional amount as of December 31, 2020
ING	Mar-20	Mar-20	Mar-26	0.7000%	$29,960,000	$28,355,000
DNB	Mar-20	Mar-20	Sep-23	0.6370%	$128,913,044	$74,442,464
SEB	Mar-20	Mar-20	Sep-23	0.6320%	$51,565,217	$29,818,690
ING	Mar-20	Apr-20	Oct-25	0.7000%	$39,375,000	$37,500,000
ING	Mar-20	Apr-20	Apr-23	0.6750%	$16,157,143	$15,535,714
SEB	Mar-20	Apr-20	Jan-25	0.7270%	$58,884,906	$56,178,868
Citi	Jun-20	Jul-20	Oct-23	0.3300%	$104,450,000	$100,800,000
Citi	Jun-20	Aug-20	May-24	0.3510%	$56,074,537	$54,776,944
Citi	Jun-20	Jun-20	Dec-23	0.3380%	$94,537,782	$87,877,630
Citi	Jun-20	Jun-20	Aug-23	0.3280%	$56,915,000	$52,635,000
Citi	Jun-20	Jul-20	Jul-23	0.3250%	$99,815,625	$97,597,500
Citi	Jun-20	Aug-20	May-24	0.3520%	$31,350,000	$30,620,000
Citi	Jun-20	Sep-20	Mar-24	0.3430%	$33,390,000	$32,771,667
ING July 20	Jul-20	Jul-20	Jul-26	0.3700%	$70,000,000	$67,083,333
Piraeus Bank	Jul-20	Jul-20	Jul-25	0.3880%	$50,350,000	$49,250,000
Alpha Bank	Aug-20	Jul-20	Jul-25	0.3200%	$35,000,000	$34,000,000

The above interest rate swaps were designated and qualified as cash flow hedges. The effective portion of the unrealized gains/losses from those swaps is recorded in Other Comprehensive Income / (Loss). No portion of the cash flow hedges was ineffective during the year ended December 31, 2020.

As of December 31, 2020, all of our outstanding debt is floating rate except for the 2022 Notes and the DSF $55.0 million Facility, please see Item 5. Operating and Financial Review and Prospects - Senior Secured Credit Facilities. The total interest expense of our outstanding debt for the year ended December 31, 2020 was $58.4 million. Our estimated total interest expense for the year ending December 31, 2021 is expected to be $46.8 million. The interest expense related to the floating rate debt reflects an assumed LIBOR-based applicable rate of 0.238% (the three-month LIBOR rate as of December 31, 2020) or 0.258% (the six-month LIBOR rate as of December 31, 2020), as applicable, plus the relevant margin of the applicable debt and lease financing arrangement. The following table sets forth the sensitivity of our outstanding debt, including the effect of our interest rate swaps, in millions of Dollars, as of December 31, 2020, as to a 100 basis point increase in LIBOR during the next five years.

For the year	Estimated amount	Estimated amount	Increase in interest expense if LIBOR increases by 100 basis points
ending December 31,	of interest expense	of interest expense after an increase of 100 basis points

2021	46.8	52.9	6.1
2022	40.3	45.5	5.2
2023	28.0	33.0	5.0
2024	19.9	24.6	4.7
2025	13.5	17.2	3.7

Currency and Exchange Rates

We generate all of our revenues in Dollars and approximately 3% of our operating expenses were incurred in currencies other than the Dollar during 2020, of which 3% is in Euros. Further, 63% of our General and administrative expenses were incurred in currencies other than the Dollar during 2020, of which 58% is in Euros. For accounting purposes, expenses incurred in Euros or other foreign currencies (except Dollars) are converted into Dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the Dollar and the Euro, which could affect the amount of net income that we report in future periods. As of December 31, 2020, the effect of a 1% adverse movement in Dollar/Euro exchange rates would have resulted in an increase of $184,742 and $47,117 in our General and administrative expense and our operating expenses, respectively. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. The use of financial derivatives or non-derivative instruments, including foreign exchange forward agreements, would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative or non-derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Freight Derivatives

From time to time, we take positions in freight derivatives, mainly through Freight Forward Agreements (“FFAs”). Generally, freight derivatives may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. If we take positions in freight derivatives we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operations and cash flow.

During the years ended December 31, 2019 and 2020, we entered into a number of FFAs and options for FFAs on the Capesize, Panamax and Supramax indexes. We use the freight derivatives as an economic hedge to reduce the risk on specific vessels trading in the spot market, or to take advantage of short term fluctuations in the market prices. The vast majority of our FFAs are settled on a daily basis through reputable exchanges such as London Clearing House (LCH), Singapore Exchange (SGX) or Nasdaq. Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. Our freight derivatives do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in earnings.

As of December 31, 2019, the fair value of our outstanding freight derivatives was a receivable of $0.2 million and as of December 31, 2020, the fair value of our outstanding freight derivatives was a payable of $0.2 million. In 2019, we recorded a net gain on our freight derivatives of $ 5.7 million and in 2020, we recorded a net loss of $6.4 million.

Bunker Swap Agreements

From time to time, we enter into bunker swap contracts to manage our exposure to fluctuations of bunker prices associated with the consumption of bunkers by our vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. If we take positions in bunker swaps or other derivative instruments we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operations and cash flow.

During the years ended December 31, 2019 and 2020, we entered into a number of bunker swaps. We use these bunker swaps as an economic hedge to reduce the risk on bunker price differentials. Our bunker swaps are settled through reputable clearing houses. Our bunker swaps do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in earnings. Bunker swaps are treated as assets/liabilities until they are settled.

As of December 31, 2019, the fair value of our outstanding bunker swap agreements was a payable of $1.7 million. As of December 31, 2020, no outstanding bunker swap agreements existed. In 2019, we recorded a total net loss on our bunker swaps of $1.3 million and in 2020, we recorded a total net gain of $22.6 million.

Item 12. Description of Securities Other than Equity Securities

A.	Debt securities

Not Applicable.

B.	Warrants and rights

Not Applicable.

C.	Other securities

Not Applicable.

D.	American depository shares

Not Applicable.

PART II.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

As of December 31, 2020, our management (with the participation of our Chief Executive Officer and Co-Chief Financial Officers) conducted an evaluation pursuant to Rule 13a-15 and 15d-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Co-Chief Financial Officers concluded that as of December 31, 2020, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our Chief Executive Officer and Co-Chief Financial Officers, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15 and 15d-15 under the Securities and Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed by, or under the supervision of our Chief Executive Officer and Co-Chief Financial Officers, and carried out by our board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes policies and procedures that:

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

Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2020 is effective.

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

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Karellis, whose biographical details are included in “Item 6. Directors and Senior Management,” the chairman of our Audit Committee qualifies as a financial expert and is considered to be independent according to the Commission rules.

Item 16B. Code of Ethics

We have adopted a code of ethics that applies to our directors, officers and employees. A copy of our code of ethics is posted in the “Corporate Governance” section of our website, and may be viewed at http://www.starbulk.com/gr/en/code-of-ethics/. Any waivers that are granted from any provision of our Code of Ethics may be disclosed on our website within five business days following the date of such waiver. The information on our website is not incorporated by reference into this annual report. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece.

Item 16C. Principal Accountant Fees and Services

Deloitte Certified Public Accountants S.A. (“Deloitte”), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2018, 2019 and 2020. Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young”), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2017. This table below sets forth the total amounts billed and accrued for Deloitte and Ernst & Young services regarding fiscal years 2019 and 2020 and breaks down these amounts by category of services:

(In thousands of Dollars)	2019	2020
Audit fees (a)	$709	$645
Audit-related fees (b)	39	55
Tax fees (c)	—	—
All other fees (d)	—	47
Total fees	$748	$747

(a)	Audit Fees: Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

(b)	Audit-Related Fees: Audit-related fees consisted of assurance and other services which have not been reported under Audit Fees above.

(c)	Tax Fees: Tax fees represent fees for professional services for tax compliance, tax advice and tax planning.

(d)	All Other Fees: All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Share Repurchase Program

On November 29, 2018, our Board of Directors authorized a share repurchase program (the “Share Repurchase Program”) to purchase up to an aggregate of $50.0 million of our common shares. The timing and amount of any repurchases will be in the sole discretion of our management team, and will depend on legal requirements, market conditions, share price, alternative uses of capital and other factors. Repurchases of common shares may take place in privately negotiated transactions, in open market transactions pursuant to Rule 10b-18 of the Exchange Act and/or pursuant to a trading plan adopted in accordance with Rule 10b5-1 of the Exchange Act. We are not obligated under the terms of the Share Repurchase Program to repurchase any of our common shares. The Share Repurchase Program has no expiration date and may be suspended or terminated by us at any time without prior notice. We will cancel common shares repurchased as part of this program. We did not repurchase common shares pursuant to the Share Repurchase Program during the year ended December 31, 2020.

Item 16F. Change in Registrants Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a foreign private issuer, we are permitted to follow home country practices in lieu of certain Nasdaq corporate governance requirements. We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. We are exempt from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, the voting rights agreement and the establishment and composition of an audit committee and a formal written audit committee charter. The practices we follow in lieu of Nasdaq’s corporate governance requirements are as follows:

•	While our board of directors is currently comprised of directors a majority of whom are independent, we cannot assure you that in the future we will have a majority of independent directors. Our board of directors does not hold annual meetings or executive sessions at which only independent directors are present.

•	Consistent with Marshall Islands law requirements, in lieu of obtaining an independent review of related party transactions for conflicts of interests, our Bylaws require any director who has a potential conflict of interest to identify and declare the nature of the conflict to the board of directors at the next meeting of the board of directors. Our code of ethics and Bylaws additionally provide that related party transactions must be approved by a majority of the independent and disinterested directors. If the votes of such independent and disinterested directors are insufficient to constitute an act of the board of directors, then the related party transaction may be approved by a unanimous vote of the disinterested directors.

•	In lieu of obtaining shareholder approval prior to the issuance of designated securities, we plan to obtain the approval of our board of directors for such share issuances.

•	While our audit, compensation and nominating and corporate governance committees are currently comprised of directors who are all independent, we cannot assure you that in the future we will have committees composed completely of independent directors.

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

See “Item 18. Financial Statements.”

Item 18. Financial Statements

The financial statements beginning on page F-1 together with the respective reports of the Independent Registered Public Accounting Firms are filed as part of this annual report.

Item 19. Exhibits

Exhibit Number	Description
1.1	Fourth Amended and Restated Articles of Incorporation of Star Bulk Carriers Corp. (included as Exhibit 3.1 of the Company’s Form 6-K, which was filed with the Commission on June 23, 2016 and incorporated herein by reference).
1.2	Third Amended and Restated Bylaws of the Company (included as Exhibit 1.2 of the Company’s Form 20-F, which was filed with the Commission on April 8, 2015 and incorporated herein by reference).
2.1	Form of Share Certificate (included as Exhibit 2.1 of the Company’s Form 20-F, which was filed with the Commission on April 8, 2015 and incorporated herein by reference).
2.2	Base Indenture, dated as of November 6, 2014, between the Company and U.S. Bank National Association, as trustee (the “Trustee”) (included as Exhibit 4.1 to the Company’s Current Report on Form 6-K, dated November 7, 2014 and incorporated herein by reference).
2.3

Second Supplemental Indenture, dated as of November 9, 2017, between the Company and the Trustee (included as Exhibit 4.2 to the Company’s Current Report on Form 6-K, dated November 13, 2017 and incorporated herein by reference).

4.1

Amended and Restated Registration Rights Agreement dated July 11, 2014 (included as Annex E to Exhibit 99.1 to the Company’s Current Report on Form 6-K, dated June 20, 2014 and incorporated herein by reference).

4.2

Amendment No. 1 to Amended and Restated Registration Rights Agreement dated August 28, 2014 (included as Exhibit 99.2 to the Company’s Current Report on Form 6-K, dated September 3, 2014 and incorporated herein by reference).

4.3	Amendment No. 2 to Amended and Restated Registration Rights Agreement dated May 15, 2017 (included as Exhibit 4.3 to the Company's Form 20-F, which was filed with the Commission on March 27, 2020 and incorporated herein by reference).
4.4	Amendment No. 3 to Amended and Restated Registration Rights Agreement dated August 3, 2018 (included as Exhibit 4.4 to the Company's Form 20-F, which was filed with the Commission on March 27, 2020 and incorporated herein by reference).
4.5	Oaktree Shareholders Agreement (included as Annex B to Exhibit 99.1 to the Company’s Current Report on Form 6-K, dated June 20, 2014 and incorporated herein by reference).
4.6

Pappas Shareholder Agreement by and among the Company and the parties named therein dated July 11, 2014 (included as Exhibit 99.3 to the Company’s Current Report on Form 6-K, dated June 16, 2014 and incorporated herein by reference).

4.7	2017 Equity Incentive Plan (included as Exhibit 4.9 to the Company’s Form 20-F, which was filed with the Commission on March 22, 2018 and incorporated herein by reference).
4.8	2018 Equity Incentive Plan (included as Exhibit 4.10 to the Company’s Form 20-F, which was filed with the Commission on March 22, 2018 and incorporated herein by reference).
4.9	2019 Equity Incentive Plan (included as Exhibit 4.9 to the Company’s Form 20-F, which was filed with the Commission on March 27, 2020 and incorporated herein by reference).
4.10*	2020 Equity Incentive Plan.
4.11	Description of Common Shares (included as Exhibit 4.10 to the Company's Form 20-F, which was filed with the Commission on March 27, 2020 and incorporated herein by reference).
4.12	Description of 8.30% Senior Notes due 2022 (included as Exhibit 4.11 to the Company's Form 20-F, which was filed with the Commission on March 27, 2020 and incorporated herein by reference).
4.13*	Registration Rights Agreement dated February 2, 2021.
8.1*	Subsidiaries of the Company.
11.1	Code of Ethics (included as Exhibit 11.1 to the Company's Form 20-F/A, which was filed with the Commission on April 2, 2020 and incorporated herein by reference).
12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1*	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.2*	Consent of Independent Registered Public Accounting Firm (Deloitte Certified Public Accountants S.A.)
101	The following materials from the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020, formatted in Extensible Business Reporting Language (XBRL):
(i) Consolidated Balance Sheets as of December 31, 2019 and 2020;
(ii) Consolidated Statements of Operations for the years ended December 31, 2018, 2019 and 2020;
(iii) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2018, 2019 and 2020;
(iv) Consolidated Statements of Shareholders’ Equity for the for the years ended December 31, 2018, 2019 and 2020;
(v) Consolidated Statements of Cash Flows for the for the years ended December 31, 2018, 2019 and 2020; and
(vi) the Notes to Consolidated Financial Statements.

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 31, 2021

Star Bulk Carriers Corp. (Registrant)

By:	/s/ Petros Pappas
Name:	Petros Pappas
Title:	Chief Executive Officer

STAR BULK CARRIERS CORP.

F-1

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Star Bulk Carriers Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Star Bulk Carriers Corp. and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income/(loss), shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2021, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

F-2

Impairment of long-lived assets – Future Charter Rates – Refer to Note 2 of the consolidated financial statements.

Critical Audit Matter Description

The Company’s evaluation of vessels held for use by the Company for impairment involves an initial assessment of each vessel to determine whether events or changes in circumstances indicate that the carrying amount of the vessel assets may not be recoverable. Total vessels as of December 31, 2020 were $2.88 billion.

When impairment indicators are present, the Company compares future undiscounted net operating cash flows to the carrying values of the related vessel to determine if the vessel is required to be impaired. When the Company’s estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the vessel is less than its carrying amount, the Company records an impairment loss to the extent the vessel’s carrying value exceeds its fair market value.

The Company makes significant assumptions and judgments to determine the future undiscounted net operating cash flows expected to be generated over the remaining useful life of the asset, including estimates and assumptions related to the future charter rates. Projected future charter rates are the most significant and subjective assumption that the Company uses for its impairment analysis. For periods of time where the vessels are not fixed on time charters or spot market voyage charters, the Company estimates the future daily time charter equivalent for the vessels’ unfixed days based on the current Forward Freight Agreement (“FFA”) rates of the respective calendar year for each of the first three years, average of the FFA rate of the third year  and the historical average rate for the fourth year and historical average rates of similar size vessels for the period thereafter. In addition, in light of the Company’s investment in exhaust gas cleaning systems (“EGCS” or “scrubbers”), an estimate of an additional daily revenue for each scrubber-fitted vessel is also included, reflecting additional compensation from charterers due to the fuel cost savings that these vessels provide (“scrubber premium”). These assumptions are based on historical trends as well as future expectations.

We identified future charter rates used in the undiscounted future cash flows analysis as a critical audit matter  because of the complex judgements made by management to estimate them  and the significant impact they have on undiscounted cash flows expected to be generated over the remaining useful life of the vessel.

This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s projected charter rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future charter rates utilized in the future undiscounted net operating cash flows included the following among others:

•

We tested the effectiveness of controls over management’s review of the impairment analysis, including the future charter rates used within the future undiscounted net operating cash flows analysis.

•

We evaluated the reasonableness of the Company’s estimate of future charter rates through the performance of the following procedures:

1.

Evaluating the Company’s methodology for estimating the future charter rates  by comparing the future charter rates utilized in the undiscounted future cash flow analysis to 1) the Company’s historical rates, including the actual scrubber premium earned on the Company’s past charter contracts, 2) historical rate information by vessel class published by third parties and 3) other external market sources, including analysts’ reports.

2.

Considering the consistency of the assumptions used in the projected charter rates, including scrubber premium, with evidence obtained in other areas of the audit. This included 1) internal communications by management to the board of directors, and 2) external communications by management to analysts and investors.

/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
March 31, 2021

We have served as the Company’s auditor since 2018.

F-3

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Star Bulk Carriers Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Star Bulk Carriers Corp. and subsidiaries (the “Company”) as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2020, of the Company and our report dated March 31, 2021, expressed an unqualified opinion on those financial statements.

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

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 31, 2021

STAR BULK CARRIERS CORP.

Consolidated Balance Sheets
As of December 31, 2019 and 2020
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	December 31, 2019	December 31, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$117,819	$183,211
Restricted cash, current (Notes 9 and 20)	7,422	7,299
Trade accounts receivable, net	58,785	38,090
Inventories (Note 4)	51,153	47,294
Due from managers	899	358
Due from related parties (Note 3)	590	481
Prepaid expenses and other receivables	17,745	17,687
Derivatives, current asset portion (Note 20)	216	-
Other current assets (Note 18)	11,413	12,991
Total Current Assets	266,042	307,411

FIXED ASSETS
Vessels and other fixed assets, net (Note 5)	2,965,527	2,877,119
Total Fixed Assets	2,965,527	2,877,119

OTHER NON-CURRENT ASSETS
Long term investment (Note 3)	1,162	1,321
Restricted cash, non-current (Notes 9 and 20)	1,021	5,021
Leased buildings, right-of-use assets (Note 2)	1,216	886
Other non-current assets (Note 3)	3,703	35
TOTAL ASSETS	$3,238,671	$3,191,793

LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long term bank loans (Note 9)	$150,350	$144,900
Lease financing short term (Note 7)	52,145	44,873
Accounts payable	42,779	32,853
Due to managers	5,781	7,813
Due to related parties (Note 3)	4,017	1,439
Accrued liabilities (Note 15)	46,761	20,940
Derivatives, current liability portion (Note 20)	1,724	1,939
Deferred revenue	7,374	11,675
Total Current Liabilities	310,931	266,432

NON-CURRENT LIABILITIES
8.30% 2022 Notes, net of unamortized notes issuance costs of $1,179 and $768, as of December 31, 2019 and 2020, respectively (Note 9)	48,821	49,232
Long term bank loans, net of current portion and unamortized loan issuance costs of $15,098 and $13,761, as of December 31, 2019 and 2020, respectively (Note 9)	960,589	938,699
Lease financing long term, net of unamortized lease issuance costs of $3,936 and $6,181, as of December 31, 2019 and 2020, respectively (Note 7)	369,831	382,417
Derivatives, non-current liability portion (Note 20)	-	2,265
Fair value of below market time charters acquired (Note 8)	2,473	1,289
Leased buildings, operating lease liabilities (Note 2)	1,216	886
Other non-current liabilities	770	1,046
TOTAL LIABILITIES	1,694,631	1,642,266

COMMITMENTS & CONTINGENCIES (Note 17)	—	—

SHAREHOLDERS' EQUITY
Preferred Shares; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2019 and 2020, respectively (Note 10)	—	—
Common Shares, $0.01 par value, 300,000,000 shares authorized; 96,073,197 shares issued and 96,066,226 shares (net of treasury shares) outstanding as of December 31, 2019; 97,146,687 shares issued and 97,139,716 shares (net of treasury shares) outstanding as of December 31, 2020 (Note 10)	961	971
Additional paid in capital	2,544,342	2,548,956
Treasury shares (6,971 and 6,971 shares at December 31, 2019 and 2020, respectively)	(93)	(93)
Accumulated other comprehensive income/(loss)	-	(3,993)
Accumulated deficit	(1,001,170)	(996,314)
Total Shareholders' Equity	1,544,040	1,549,527
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,238,671	$3,191,793

The accompanying notes are integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Statements of Operations
For the years ended December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Years ended December 31,
	2018	2019	2020

Revenues:
Voyage revenues (Note 18)	$651,561	$821,365	$693,241

Expenses
Voyage expenses (Notes 3 and 19)	121,596	222,962	200,058
Charter-in hire expenses (Note 3)	92,896	126,813	32,055
Vessel operating expenses (Note 19)	128,872	160,062	178,543
Dry docking expenses	8,970	57,444	23,519
Depreciation (Note 5)	102,852	124,280	142,293
Management fees (Notes 3 and 12)	11,321	17,500	18,405
General and administrative expenses (Note 3)	33,972	34,819	31,881
Impairment loss (Notes 5 and 20)	17,784	3,411	-
Other operational loss	191	110	1,513
Other operational gain (Note 11)	-	(2,423)	(3,231)
Provision for doubtful debts	722	1,607	373
(Gain)/Loss on forward freight agreements and bunker swaps, net (Note 20)	447	(4,411)	(16,156)
(Gain)/Loss on sale of vessels ( Note 5)	-	5,493	-
Total operating expenses	519,623	747,667	609,253
Operating income / (loss)	131,938	73,698	83,988

Other Income/ (Expenses):
Interest and finance costs (Note 9)	(73,715)	(87,617)	(69,555)
Interest and other income/(loss)	1,866	1,299	267
Gain/(loss) on interest rate swaps, net (Note 20)	707	—	—
Loss on debt extinguishment (Note 9)	(2,383)	(3,526)	(4,924)
Total other expenses, net	(73,525)	(89,844)	(74,212)

Income / (loss) before taxes and equity in income of investee	$58,413	$(16,146)	$9,776
Income taxes (Note 16)	(61)	(109)	(152)
Income/(Loss) before equity in income of investee	58,352	(16,255)	9,624
Equity in income of investee	45	54	36
Net income/(loss)	58,397	(16,201)	9,660
Earnings / (Loss) per share, basic	$0.76	$(0.17)	$0.10
Earnings / (Loss) per share, diluted	0.76	(0.17)	0.10
Weighted average number of shares outstanding, basic (Note 14)	77,061,227	93,735,549	96,128,173
Weighted average number of shares outstanding, diluted (Note 14)	77,326,111	93,735,549	96,281,389

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Statements of Comprehensive Income/ (Loss)
For the years ended December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Years ended December 31,
	2018	2019	2020
Net income / (loss)	$58,397	$(16,201)	$9,660
Other comprehensive income / (loss):
Unrealized gains / losses from cash flow hedges:
Unrealized gain / (loss) from hedging interest rate swaps recognized in Other comprehensive income/(loss) before reclassifications	106	-	(4,841)
Less:
Reclassification adjustments of interest rate swap gain/(loss)	(711)	—	848
Other comprehensive income / (loss)	(605)	-	(3,993)
Total comprehensive income / (loss)	$57,792	$(16,201)	$5,667

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive income/(loss)	Accumulated deficit	Treasury stock	Total Shareholders' Equity
BALANCE, January 1, 2018	64,160,004	$642	$2,123,108	$605	$(1,036,303)	$-	$1,088,052
Cumulative effect of accounting change	-	-	-	-	(2,259)	-	(2,259)
Net income / (loss)					58,397		58,397
Other comprehensive income / (loss)				(605)			(605)
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 13)	868,975	8	8,064	-	-	-	8,072
Secondary offering expenses			(2,032)				(2,032)
Acquisition of OCC Vessels (Notes 5 and 10)	3,304,735	33	42,929	-	-	-	42,962
Acquisition of Songa Vessels (Notes 3, 5 and 10)	13,725,000	137	182,543	-	-	-	182,680
Acquisition of Augustea Vessels (Notes 3, 5 and 10)	10,277,335	103	143,780	-	-	-	143,883
Acquisition of E.R Vessels (Notes 5 and 10)	291,300	3	4,037	-	-	-	4,040
Purchase of treasury stock (Note 10)	-	-	-	-	-	(3,145)	(3,145)
BALANCE, December 31, 2018	92,627,349	$926	$2,502,429	$-	$(980,165)	$(3,145)	$1,520,045

Net income / (loss)					(16,201)		(16,201)
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 13)	883,700	9	7,934	-	-	-	7,943
Dividend declared and paid ($0.05 per share) (Note 10)					(4,804)		(4,804)
Acquisition of Songa Vessels	-	-	-	-	-	(93)	(93)
Acquisition of E.R Vessels (Notes 5 and 10)	999,336	10	10,055	-	-	-	10,065
Purchase of treasury stock (Note 10)	(2,940,558)	(29)	(23,546)	-	-	3,145	(20,430)
Acquisition of Delphin vessels (Notes 5 and 10)	4,503,370	45	47,470	-	-	-	47,515
BALANCE, December 31, 2019	96,073,197	$961	$2,544,342	$-	$(1,001,170)	$(93)	$1,544,040

Net income / (loss)					9,660		9,660
Other comprehensive income / (loss)				(3,993)			(3,993)
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 13)	1,073,490	10	4,614	-	-	-	4,624
Dividend declared and paid ($0.05 per share) (Note 10)					(4,804)		(4,804)
BALANCE, December 31, 2020	97,146,687	$971	$2,548,956	$(3,993)	$(996,314)	$(93)	$1,549,527

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Statements of Cash Flows
For the years ended December 31, 2018, 2019 and 2020
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Years ended December 31,
	2018	2019	2020
Cash Flows from Operating Activities:
Net income / (loss)	$58,397	$(16,201)	$9,660
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation (Note 5)	102,852	124,280	142,293
Amortisation of fair value of above market time charters (Note 8)	-	336	-
Amortisation of fair value of below market time charters (Note 8)	(1,820)	(2,349)	(1,184)
Amortization of debt (loan, lease & notes) issuance costs (Note 9)	3,253	5,590	7,815
Loss on debt extinguishment (Note 9)	2,383	3,526	4,924
Impairment loss (Note 5)	17,784	3,411	-
Loss / (gain) on sale of vessels (Note 5)	-	5,493	-
Provision for doubtful debts	722	1,607	373
Share-based compensation (Note 13)	8,072	7,943	4,624
Non-cash effects of interest rate swaps	(1,230)	-	-
Fair value hedge adjustment (Note 20)	(1,609)	-	-
Change in fair value of forward freight derivatives and bunker swaps (Note 20)	1,339	246	(1,295)
Other non-cash charges	108	28	276
Gain on hull and machinery claims (Note 11)	(309)	(2,264)	(2,154)
Equity in income of investee	(45)	(54)	(36)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	(22,266)	(20,383)	20,322
Inventories	(8,091)	(23,717)	3,859
Prepaid expenses and other receivables	(7,545)	(14,940)	(2,211)
Derivatives asset	-	-	(2)
Due from related parties	(1,091)	732	109
Due from managers	(284)	(615)	541
Other non-current assets	(1,972)	(357)	(1)
Increase/(Decrease) in:
Accounts payable	10,288	3,627	(3,052)
Due to related parties	1,420	2,368	(2,578)
Accrued liabilities	3,827	11,675	(18,064)
Due to managers	2,337	2,024	2,032
Deferred revenue	2,489	(3,481)	4,301
Net cash provided by / (used in) Operating Activities	169,009	88,525	170,552

Cash Flows from Investing Activities:
Advances for vessels & vessel upgrades and other fixed assets	(328,634)	(347,140)	(72,059)
Cash proceeds from vessel sales (Note 5)	-	56,632	-
Hull and machinery insurance proceeds	3,307	10,671	5,725
Net cash provided by / (used in) Investing Activities	(325,327)	(279,837)	(66,334)

Cash Flows from Financing Activities:
Proceeds from bank loans, leases and notes	987,980	768,282	687,792
Loan and lease prepayments and repayments	(875,037)	(623,892)	(708,910)
Financing and debt extinguishment fees paid	(13,818)	(15,366)	(9,027)
Dividends paid (Note 10)	-	(4,804)	(4,804)
Offering expenses paid related to the issuance of common stock	(532)	-	-
Repurchase of common shares	(3,145)	(20,523)	-
Refund of financing premia	1,247	-	-
Net cash provided by / (used in) Financing Activities	96,695	103,697	(34,949)

Net increase/(decrease) in cash and cash equivalents and restricted cash	(59,623)	(87,615)	69,269
Cash and cash equivalents and restricted cash at beginning of period	273,500	213,877	126,262

Cash and cash equivalents and restricted cash at end of period	$213,877	$126,262	$195,531

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid during the period for:
Interest	$65,158	$82,172	$61,557
Non-cash investing and financing activities:
Shares issued in connection with vessel acquisitions	373,565	57,580	—
Vessel upgrades	—	27,848	9,674
Reconciliation of (a) cash and cash equivalents, and restricted cash reported within the consolidated balance sheets to (b) the total amount of such items reported in the statements of cash flows:
Cash and cash equivalents	$204,921	$117,819	$183,211
Restricted cash, current (Note 9)	6,435	7,422	7,299
Restricted cash, non-current (Note 9)	2,521	1,021	5,021
Cash and cash equivalents and restricted cash at end of period shown in the statement of cash flows	$213,877	$126,262	$195,531

The accompanying notes are an integral part of these consolidated financial statements.

1.       Basis of Presentation and General Information:

The consolidated financial statements as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020, include the accounts of Star Bulk Carriers Corp. (“Star Bulk”) and its wholly owned subsidiaries as set forth below (collectively, the “Company”).

Star Bulk was incorporated on  December 13, 2006 under the laws of the Marshall Islands and maintains offices in Athens, Oslo, New York, Limassol and Singapore. The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of dry bulk carrier vessels. Since December 3, 2007, Star Bulk shares trade on the NASDAQ Global Select Market under the ticker symbol “SBLK” (primary listing). Following, and in connection with, the Songa Vessel Purchase Transaction, as defined below in Note 3, Star Bulk’s common shares also traded on the Oslo Stock Exchange (“OSE”) (secondary listing) under the same ticker. On June 4, 2020 the OSE granted the Company’s request for delisting its common shares from the OSE. The Company’s common shares were delisted from the OSE on August 3, 2020.

On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “Covid-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. There continues to be a high level of uncertainty relating to how the pandemic will evolve, including the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public's and government's responses to such measures. At present, it is not possible to ascertain any future impact of Covid-19 on the Company’s operational and financial performance, which may take some time to materialize and may not be fully reflected in the Company’s results for 2020.  However, an increase in the severity or duration or a resurgence of the Covid-19 pandemic and the timing of wide-scale vaccine distribution could have a material adverse effect on the Company’s business, results of operations, cash flows, financial condition, the carrying value of the Company’s assets, the fair values of the Company’s vessels, and the Company’s ability to pay dividends.

As of December 31, 2020, the Company owned a modern fleet of 116 dry bulk vessels consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with a carrying capacity between 52,425 deadweight tonnage (“dwt”) and 209,537 dwt, and a combined carrying capacity of 12.9 million dwt. In addition, through certain of its subsidiaries, the Company charters-in a number of third-party vessels on a short- to medium- term basis (not exceeding one year) to increase its operating capacity in order to satisfy its clients’ needs.

Below is the list of the Company’s wholly owned subsidiaries as of December 31, 2020:

Subsidiaries owning vessels in operation at December 31, 2020:

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
1	Sea Diamond Shipping LLC	Goliath (1)	209,537	July 15, 2015	2015
2	Pearl Shiptrade LLC	Gargantua (1)	209,529	April 2, 2015	2015
3	Star Ennea LLC	Star Gina 2GR	209,475	February 26, 2016	2016
4	Coral Cape Shipping LLC	Maharaj (1)	209,472	July 15, 2015	2015
5	Star Castle II LLC	Star Leo	207,939	May 14, 2018	2018
6	ABY Eleven Ltd	Star Laetitia	207,896	August 3, 2018	2017
7	Domus Shipping LLC	Star Ariadne	207,812	March 28, 2017	2017
8	Star Breezer LLC	Star Virgo	207,810	March 1, 2017	2017
9	Star Seeker LLC	Star Libra (1)	207,765	June 6, 2016	2016
10	ABY Nine Ltd	Star Sienna	207,721	August 3, 2018	2017
11	Clearwater Shipping LLC	Star Marisa	207,709	March 11 2016	2016
12	ABY Ten Ltd	Star Karlie	207,566	August 3, 2018	2016
13	Star Castle I LLC	Star Eleni	207,555	January 3, 2018	2018
14	Festive Shipping LLC	Star Magnanimus	207,490	March 26, 2018	2018
15	New Era II Shipping LLC	Debbie H	206,861	May 28, 2019	2019
16	New Era III Shipping LLC	Star Ayesha	206,852	July 15, 2019	2019
17	New Era I Shipping LLC	Katie K	206,839	April 16, 2019	2019
18	Cape Ocean Maritime LLC	Leviathan	182,511	September 19, 2014	2014
19	Cape Horizon Shipping LLC	Peloreus	182,496	July 22, 2014	2014
20	Star Nor I LLC	Star Claudine	181,258	July 6, 2018	2011

21	Star Nor II LLC	Star Ophelia	180,716	July 6, 2018	2010
22	Christine Shipco LLC	Star Martha	180,274	October 31, 2014	2010
23	Sandra Shipco LLC	Star Pauline	180,233	December 29, 2014	2008
24	Pacific Cape Shipping LLC	Pantagruel	180,181	July 11, 2014	2004
25	Star Borealis LLC	Star Borealis	179,678	September 9, 2011	2011
26	Star Polaris LLC	Star Polaris	179,546	November 14, 2011	2011
27	Star Nor III LLC	Star Lyra	179,147	July 6, 2018	2009
28	Star Regg II LLC	Star Janni	178,978	January 7, 2019	2010
29	Star Regg I LLC	Star Marianne	178,906	January 14, 2019	2010
30	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
31	Sky Cape Shipping LLC	Big Fish	177,662	July 11, 2014	2004
32	Global Cape Shipping LLC	Kymopolia	176,990	July 11, 2014	2006
33	Star Trident XXV Ltd.	Star Triumph	176,343	December 8, 2017	2004
34	ABY Fourteen Ltd	Star Scarlett	175,800	August 3, 2018	2014
35	ABY Fifteen Ltd	Star Audrey	175,125	August 3, 2018	2011
36	Sea Cape Shipping LLC	Big Bang	174,109	July 11, 2014	2007
37	ABY I LLC	Star Paola	115,259	August 3, 2018	2011
38	ABM One Ltd	Star Eva	106,659	August 3, 2018	2012
39	Nautical Shipping LLC	Amami	98,681	July 11, 2014	2011
40	Majestic Shipping LLC	Madredeus	98,681	July 11, 2014	2011
41	Star Sirius LLC	Star Sirius (1)	98,681	March 7, 2014	2011
42	Star Vega LLC	Star Vega (1)	98,681	February 13, 2014	2011
43	ABY II LLC	Star Aphrodite	92,006	August 3, 2018	2011
44	Augustea Bulk Carrier Ltd	Star Piera	91,952	August 3, 2018	2010
45	Augustea Bulk Carrier Ltd	Star Despoina	91,945	August 3, 2018	2010
46	Star Nor IV LLC	Star Electra	83,494	July 6, 2018	2011
47	Star Alta I LLC	Star Angelina	82,981	December 5, 2014	2006
48	Star Alta II LLC	Star Gwyneth	82,790	December 5, 2014	2006
49	Star Trident I LLC	Star Kamila	82,769	September 3, 2014	2005
50	Star Nor VI LLC	Star Luna	82,687	July 6, 2018	2008
51	Star Nor V LLC	Star Bianca	82,672	July 6, 2018	2008
52	Grain Shipping LLC	Pendulum	82,619	July 11, 2014	2006
53	Star Trident XIX LLC	Star Maria	82,598	November 5, 2014	2007
54	Star Trident XII LLC	Star Markella	82,594	September 29, 2014	2007
55	Star Trident IX LLC	Star Danai	82,574	October 21, 2014	2006
56	ABY Seven Ltd	Star Jeanette	82,567	August 3, 2018	2014
57	Star Trident XI LLC	Star Georgia	82,298	October 14, 2014	2006
58	Star Trident VIII LLC	Star Sophia	82,269	October 31, 2014	2007
59	Star Trident XVI LLC	Star Mariella	82,266	September 19, 2014	2006
60	Star Trident XIV LLC	Star Moira	82,257	November 19, 2014	2006
61	Star Trident XVIII LLC	Star Nina	82,224	January 5, 2015	2006
62	Star Trident X LLC	Star Renee	82,221	December 18, 2014	2006
63	Star Trident II LLC	Star Nasia	82,220	August 29, 2014	2006
64	Star Trident XIII LLC	Star Laura	82,209	December 8, 2014	2006
65	Star Trident XV LLC	Star Jennifer	82,209	April 15, 2015	2006
66	Star Nor VIII LLC	Star Mona	82,188	July 6, 2018	2012
67	Star Trident XVII LLC	Star Helena	82,187	December 29, 2014	2006
68	Star Nor VII LLC	Star Astrid	82,158	July 6, 2018	2012
69	Waterfront Two Ltd	Star Alessia	81,944	August 3, 2018	2017
70	Star Nor IX LLC	Star Calypso	81,918	July 6, 2018	2014
71	Star Gaia LLC	Star Charis	81,711	March 22, 2017	2013
72	Star Elpis LLC	Star Suzanna	81,711	May 15, 2017	2013
73	Mineral Shipping LLC	Mercurial Virgo	81,545	July 11, 2014	2013
74	Star Nor X LLC	Stardust	81,502	July 6, 2018	2011

75	Star Nor XI LLC	Star Sky	81,466	July 6, 2018	2010
76	ABY III LLC	Star Lydia	81,187	August 3, 2018	2013
77	ABY IV LLC	Star Nicole	81,120	August 3, 2018	2013
78	ABY Three Ltd	Star Virginia	81,061	August 3, 2018	2015
79	Star Nor XII LLC	Star Genesis	80,705	July 6, 2018	2010
80	Star Nor XIII LLC	Star Flame	80,448	July 6, 2018	2011
81	Star Trident III LLC	Star Iris	76,466	September 8, 2014	2004
82	Star Trident XX LLC	Star Emily	76,417	September 16, 2014	2004
83	Orion Maritime LLC	Idee Fixe (1)	63,458	March 25, 2015	2015
84	Primavera Shipping LLC	Roberta (1)	63,426	March 31, 2015	2015
85	Success Maritime LLC	Laura (1)	63,399	April 7, 2015	2015
86	Ultra Shipping LLC	Kaley (1)	63,283	June 26, 2015	2015
87	Blooming Navigation LLC	Kennadi (1)	63,262	January 8, 2016	2016
88	Jasmine Shipping LLC	Mackenzie (1)	63,226	March 2, 2016	2016
89	STAR LIDA I SHIPPING LLC	Star Apus (1)	63,123	July 16, 2019	2014
90	Star Nor XV LLC	Star Wave	61,491	July 6, 2018	2017
91	Star Challenger I LLC	Star Challenger (1)	61,462	December 12, 2013	2012
92	Star Challenger II LLC	Star Fighter (1)	61,455	December 30, 2013	2013
93	Star Axe II LLC	Star Lutas (1)	61,347	January 6, 2016	2016
94	Aurelia Shipping LLC	Honey Badger (1)	61,320	February 27, 2015	2015
95	Rainbow Maritime LLC	Wolverine (1)	61,292	February 27, 2015	2015
96	Star Axe I LLC	Star Antares (1)	61,258	October 9, 2015	2015
97	ABY Five Ltd	Star Monica	60,935	August 3, 2018	2015
98	Star Asia I LLC	Star Aquarius	60,916	July 22, 2015	2015
99	Star Asia II LLC	Star Pisces (1)	60,916	August 7, 2015	2015
100	Star Nor XIV LLC	Star Glory	58,680	July 6, 2018	2012
101	STAR LIDA XI SHIPPING LLC	Star Pyxis (1)	56,615	August 19, 2019	2013
102	STAR LIDA VIII SHIPPING LLC	Star Hydrus (1)	56,604	August 8, 2019	2013
103	STAR LIDA IX SHIPPING LLC	Star Cleo (1)	56,582	July 15, 2019	2013
104	Star Trident VII LLC	Diva (1)	56,582	July 24, 2017	2011
105	STAR LIDA VI SHIPPING LLC	Star Centaurus (1)	56,559	September 18, 2019	2012
106	STAR LIDA VII SHIPPING LLC	Star Hercules (1)	56,545	July 16, 2019	2012
107	STAR LIDA X SHIPPING LLC	Star Pegasus (1)	56,540	July 15, 2019	2013
108	STAR LIDA III SHIPPING LLC	Star Cepheus (1)	56,539	July 16, 2019	2012
109	STAR LIDA IV SHIPPING LLC	Star Columba (1)	56,530	July 23, 2019	2012
110	STAR LIDA V SHIPPING LLC	Star Dorado (1)	56,507	July 16, 2019	2013
111	STAR LIDA II SHIPPING LLC	Star Aquila (1)	56,506	July 15, 2019	2012
112	Star Regg III LLC	Star Bright	55,783	October 10, 2018	2010
113	Glory Supra Shipping LLC	Strange Attractor	55,742	July 11, 2014	2006
114	Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
115	Star Zeta LLC	Star Zeta	52,994	January 2, 2008	2003
116	Star Theta LLC	Star Theta	52,425	December 6, 2007	2003
		Total dwt	12,859,300

(1)	Subject to sale and lease back financing transaction (Note 7)

Non-vessel owning subsidiaries at December 31, 2020:

(the below list includes companies previously owning vessels that have been sold, intermediate holding companies, companies that charter-in vessels and management companies):

	Wholly Owned Subsidiaries
1	Star Bulk Management Inc.	29	Star ABY LLC
2	Starbulk S.A.	30	ABY Group Holding Ltd
3	Star Bulk Manning LLC	31	Star Regina LLC
4	Star Bulk Shipmanagement Company (Cyprus) Limited	32	Star Logistics Management S.A. (1)
5	Candia Shipping Limited (ex Optima Shipping Limited)	33	Gravity Shipping LLC
6	Star Omas LLC	34	White Sand Shipping LLC
7	Star Synergy LLC	35	Star Regg IV LLC
8	Oceanbulk Shipping LLC	36	Star Cosmo LLC
9	Oceanbulk Carriers LLC	37	Cape Confidence Shipping LLC
10	International Holdings LLC	38	Cape Runner Shipping LLC
11	Star Ventures LLC	39	Star Bulk (Singapore) Pte. Ltd
12	Star Logistics LLC (ex Dry Ventures LLC)	40	Star Bulk Germany GmbH
13	Unity Holding LLC	41	Star Mare LLC
14	Star Bulk (USA) LLC	42	Star Sege Ltd
15	Star Bulk Norway AS	43	Star Regg VII LLC
16	Star New Era LLC	44	Star Delta LLC
17	Star Thor LLC	45	Searay Maritime LLC
18	Star Gamma LLC	46	Star Kappa LLC
19	Star Aurora LLC	47	Star Trident VI LLC
20	Star Epsilon LLC	48	Star Uranus LLC
21	Star Trident IV LLC	49	Star Regg V LLC
22	Star Trident XXXI LLC	50	Star Regg VI LLC
23	Star Trident XXI LLC	51	Dioriga Shipping Co.
24	Star Trident XXII LLC	52	Positive Shipping Company
25	Star Trident XXIII LLC	53	Star Trident XXVIII LLC
26	Star Trident XXIV LLC	54	Star Trident XXIX LLC
27	Star Trident XXVI LLC	55	Star Trident XXX LLC
28	Star Trident XXVII LLC

(1) Under liquidation.

Charterers who individually accounted for more than 10% of the Company’s voyage revenues during the years ended December 31, 2018, 2019 and 2020 are as follows:

Charterer	2018	2019	2020
A	N/A	N/A	11%
B	15%	13%	N/A

The outstanding accounts receivable balance as at December 31, 2020 of this charterer (A) was $2,526.

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

Following the provisions of ASC 810 “Consolidation”, the Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a variable interest entity in its consolidated financial statements. The Company’s evaluation did not result in an identification of variable interest entities for the years 2018, 2019 and 2020.

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

e) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and restricted cash, trade accounts receivable and derivative contracts (including freight derivatives, bunker derivatives and interest rate swaps). The Company’s policy is to place cash and cash equivalents, and restricted cash with financial institutions evaluated as being creditworthy and are therefore exposed to minimal credit risk. The Company may be exposed to credit risk in the event of non-performance by counter parties to derivative contracts. To manage this risk, the Company mainly selects freight derivatives and bunker swaps that clear through reputable clearing houses, including the London Clearing House (“LCH”) and limits its exposure in over the counter transactions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which the Company transacts. In addition the Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

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

i) Trade accounts receivable, net: The amount shown as Trade accounts receivable, net, at each balance sheet date, includes receivables from customers, net of any provision for doubtful debts. At each balance sheet date, the Company provides for doubtful accounts on the basis of specific identified doubtful receivables. During 2019 and 2020 the Company provided for doubtful debt of $1,607 and $373 respectively, which amounts were also written off during the same years.

j) Inventories: Inventories consist of lubricants and bunkers, which are stated at the lower of cost or net realizable value, which is the estimated selling prices less reasonably predictable costs of disposal and transportation. Cost is determined by the first in, first out method.

k) Vessels, net: Vessels are stated at cost, which consists of the purchase price and any material expenses incurred upon acquisition, such as initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage, less accumulated depreciation and impairment, if any. Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Any other subsequent expenditure is expensed as incurred.

The cost of each of the Company’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton). Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. The estimated salvage value of each vessel is $300 per light weight ton as of December 31, 2019 and 2020.

l) Advances for vessels under construction and acquisition of vessels: Advances made to shipyards or sellers of shipbuilding contracts during construction periods or advances made to sellers of secondhand vessels to be acquired are classified as “Advances for vessels under construction and acquisition of vessels” until the date of delivery and acceptance of the vessel, at which date they are reclassified to “Vessels and other fixed assets, net.” Advances for vessels under construction also include supervision costs, amounts paid under engineering contracts, and other expenses directly related to the construction of the vessel or the preparation of the vessel for its initial voyage. Interest cost incurred during the construction period of the vessels is also capitalized and included in the vessels’ cost.

m) Fair value of above/below market acquired time charters: The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. Where vessels are acquired with existing time charters, the Company determines the present value of the difference between: (i) the contractual charter rate and (ii) the market rate for a charter of equivalent duration prevailing at the time the vessels are delivered. In discounting the charter rate differences in future periods, the Company uses its Weighted Average Cost of Capital adjusted to account for the credit quality of the counterparties, as deemed necessary. The cost of the acquisition is allocated to the vessel and the in-place time charter attached on the basis of their relative fair values. Such intangible asset or liability is recognized ratably as an adjustment to revenues over the remaining term of the assumed time charter.

n) Impairment of long-lived assets: The Company follows guidance under ASC 360 “Property, Plant, and Equipment” related to the impairment or disposal of long-lived assets which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets held for use by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the asset is less than its carrying amount, the Company should record an impairment loss to the extent the asset’s carrying value exceeds its fair value. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration agreed sale prices and third party valuations.

In this respect, management regularly reviews the carrying amount of the vessels, including newbuilding contracts, if any, on a vessel-by-vessel basis, when events and circumstances indicate that the carrying amount of the vessels or newbuilding contracts might not be recoverable (such as vessel valuations of independent shipbrokers, vessel sales and purchases, business plans, obsolescence or damage to the asset and overall market conditions). When impairment indicators are present, the Company compares future undiscounted net operating cash flows to the carrying values of the Company’s vessels to determine if the asset is required to be impaired. In developing its estimates of future undiscounted net operating cash flows, the Company makes assumptions and estimates about vessels’ future performance, with the significant assumptions being related to charter rates, vessel operating expenses, vessels’ residual value, fleet utilization and the estimated remaining useful lives of the vessels. These assumptions are based on current market conditions, historical industry and Company’s specific trends, as well as future expectations.

The future undiscounted net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent rate for the unfixed days over the estimated remaining economic life of each vessel, net of brokerage and address commissions. Estimates of the daily time charter equivalent rate for the unfixed days are based on the current Forward Freight Agreement (“FFA”) rates of the respective calendar year for each of the first three years, average of the FFA rate of the third year and the historical average rate for the fourth year and historical average rates of similar size vessels for the period thereafter. The expected cash inflows from charter revenues are based on an assumed fleet utilization rate for the unfixed days over available days, taking also into account expected technical off-hire days. In addition, in light of the Company’s investment in exhaust gas cleaning systems (“EGCS” or “Scrubbers”), an estimate of an additional daily revenue for each scrubber fitted vessel was also included, reflecting additional revenue from charterers due to the fuel cost savings that these vessels provide. In assessing expected future cash outflows, management forecasts vessel operating expenses, which are based on the Company’s internal budget for the first annual period and thereafter assuming an annual inflation rate and are capped in the thirteenth year thereafter, vessel expected maintenance costs (for dry docking and special surveys) and management fees. The estimated salvage value of each vessel is $0.3 per light weight ton, in accordance with the Company’s vessel depreciation policy. The Company uses a probability weighted approach for developing estimates of future cash flows used to test its vessels for recoverability when alternative courses of action are under consideration (i.e. sale or continuing operation of a vessel). If the Company’s estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value with a charge recorded under “Impairment loss” in the consolidated statement of operations.

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

p) Evaluation of purchase transactions: When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was a purchase of an asset or a business based on the facts and circumstances of the transaction. In accordance with Business Combinations (Topic 805): Clarifying the Definition of a Business, if substantially all of the fair value of the gross assets acquired in an acquisition transaction are concentrated in a single identifiable asset or group of similar identifiable assets, then the set is not a business. To be considered a business, a set must include an input and a substantive process that together significantly contributes to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. For asset acquisitions, the cost of the acquisition is allocated to individual assets and liabilities on a relative fair value basis. Acquisition costs associated with business combinations are expensed as incurred. Acquisition costs associated with asset acquisitions are capitalized.

q) Financing costs: Fees paid to lenders or required to be paid to third parties on the lenders’ behalf for obtaining new loans, senior notes, for refinancing or amending existing loans or securing leases, are required to be presented on the balance sheet as a direct deduction from the carrying amount of that debt liability, similar to debt discounts. These costs are amortized as interest and finance costs using the effective interest rate method over the duration of the related debt. Any unamortized balance of costs relating to debt repaid or refinanced that meet the criteria for Debt Extinguishment (see Subtopic 470-50), is expensed in the period in which the repayment is made or refinancing occurs. Any unamortized balance of costs relating to debt refinanced that do not meet the criteria for Debt Extinguishment, are amortized over the term of the refinanced debt. Other fees incurred for obtaining loan facilities whose committed loans have not been drawn on or before the balance sheet date are recorded under “Other non-current assets”, and are reclassified as a direct deduction from the carrying amount of the loan facilities once financing takes place.

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

Awards of restricted shares, restricted share units or share options that are subject to performance conditions are also measured at their fair value, which is equal to the market value of the Company’s common shares on the grant date. If the award is subject only to performance conditions, compensation cost is recognized only if the performance conditions are satisfied. For awards that are subject to performance conditions and future service conditions, if it is probable that the performance condition for these awards will be satisfied, the compensation cost in respect of these awards is recognized over the requisite service period. If it is initially determined that it is not probable that the performance conditions will be satisfied and it is later determined that the performance conditions are likely to be satisfied (or vice versa), the effect of the change in estimate is retroactively accounted for in the period of change by recording a cumulative catch-up adjustment to retroactively apply the new estimate. If the award is forfeited because the performance condition is not satisfied, any previously recognized compensation cost is reversed.

The fair value of share options grants is determined with reference to option pricing models, and depends on the terms of the granted options. The fair value is recognized (as compensation expense) over the requisite service period for all awards that vest.

s) Dry docking and special survey expenses: Dry docking and special survey expenses are expensed when incurred.

t) Accounting for revenue and related expenses: The Company primarily generates its revenues from time charter agreements or voyage charter agreements. Under a time charter agreement a contract is entered into for the use of a vessel for a specific period of time and a specified daily fixed or index-linked charter hire rate. An index-linked rate usually refers to freight rate indices issued by the Baltic Exchange, such as the Baltic Capesize Index and the Baltic Panamax Index. Under a voyage charter agreement, a contract is made in the spot market for the use of a vessel for a specific voyage to transport a specified agreed upon cargo at a specified freight rate per ton or occasionally a lump sum amount. Under a voyage charter agreement, the charter party generally has a minimum amount of cargo and the charterer is liable for any short loading of cargo or “dead” freight. A minor part of the Company’s revenues is also generated from pool arrangements, according to which the amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool (based on the vessel’s age, design, consumption and other performance characteristics) as well as the time each vessel has spent in the pool. For those vessels that operated under the pool arrangements during the years ended December 31, 2018, 2019 and 2020 the Company considers itself the principal, primarily because of its control over the service to be transferred for the charterer under those charterparties and therefore related revenues and expenses are presented gross.

The Company determined that its time charter agreements are considered operating leases and therefore fall under the scope of ASC 842 Leases (“ASC 842”) because, (a) the vessel is an identifiable asset, (b) the Company does not have substitution rights and (c) the charterer has the right to control the use of the vessel during the term of the contract and derives economic benefits from such use. The duration of the contracts that the Company enters into depends on the market conditions, with the duration decreasing during weak market conditions. During 2019 and 2020 in their majority the Company’s time charter contracts did not exceed the period of 12 months, including optional extension periods. Time charter revenues are recognized on a straight-line basis over the term of the respective time charter agreement for which the performance obligations are satisfied beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. Time charter agreements may include ballast bonus payments made by the charterer which serve as compensation for the ballast trip of the vessel to the delivery port, which are deferred and also recognized on a straight line basis over the charter period. Time charter agreements may also include variable consideration that is not dependent on an index or a rate, such as additional revenue earned from charterers of scrubber fitted vessels due to the fuel cost savings that these vessels provide, which is recognized as revenue in the period in which the respective bunker quantity is actually consumed.

During the time charter agreements the Company is responsible for operating and maintaining the vessel and such costs are included in Vessel operating expenses in the consolidated statements of operations. In the time charter hire rate received is included compensation for these costs, such as crewing expenses, repairs and maintenance and insurance. The Company, making use of the practical expedient for lessors, has elected not to separate the lease and non-lease components included in the time charter revenue but rather to recognize lease revenue as a combined single lease component for all time charter contracts as the related lease component and non-lease component have the same timing and pattern of transfer (i.e., both the lease and non-lease components are earned with the passage of time) and the predominant component is the lease. Under time charter agreements, voyage costs, such as fuel and port charges are borne and paid by the charterer. Time charter revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured.

The Company has determined that its voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since the Company, as the ship-owner, retains control over the operations of the vessel, provided also that the terms of the voyage charter are pre-determined, and any change requires the Company’s consent and are therefore considered service contracts that fall under the provisions of ASC 606 “Revenue from contracts with customers”. The Company accounts for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) the Company can identify each party’s rights regarding the services to be transferred, (iii) the Company can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The majority of revenue from voyage charter agreements is usually collected in advance. The Company has determined that there is one single performance obligation for each of its voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. In addition, the Company has concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight line basis over the voyage days from the loading of cargo to its discharge.

Demurrage income, which is considered a form of variable consideration, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements. Demurrage income for the years ended December 31, 2018, 2019 and 2020 was not material.

Under voyage charter agreements, all voyage costs are borne and paid by the Company. Voyage expenses consist primarily of brokerage commissions, bunker consumption, port and canal expenses and agency fees related to the voyage. All voyage costs are expensed as incurred with the exception of the contract fulfilment costs that incur from the latter of the end of the previous vessel employment and the contract date and until the commencement of loading the cargo on the relevant vessel, which are capitalized to the extent the Company, in its reasonable judgement, determines that they (i) are directly related to a contract, (ii) will be recoverable and (iii) enhance the Company’s resources by putting the Company’s vessel in a location to satisfy its performance obligation under a contract pursuant to the provisions of ASC 340-40 “Other assets and deferred costs”. These capitalized contract fulfilment costs are recorded under “Other current assets” and are amortized on a straight-line basis as the related performance obligations are satisfied.

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

x)  Leases: On January 1, 2019, the Company adopted ASC 842, according to which lessees are required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with a term of more than 12 months. For lessees, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition on the income statement. ASC 842 requires lessors to classify leases as a sales-type, direct financing, or operating leases. A lease is a sales-type lease if any one of five criteria included in ASC 842 are met, each of which indicates that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, and two other criteria included also in ASC 842 are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee, the lease is classified as a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. Refer to Note 2(t) for the lease arrangements with the Company acting as Lessor.

The following are types of contracts with the Company acting as Lessee that fall under ASC 842:

 A) Short to medium-term (i.e., not exceeding 12 months, including optional extension periods) time charter-in agreements that the Company from time to time enters into for third-party vessels to increase its operating capacity in order to satisfy its clients’ needs. The Company has elected to use the practical expedient of ASC 842 that allows for time charter-in contracts with an initial term of 12 months or less to be excluded from the operating lease right-of use assets and the corresponding lease liabilities recognition on the consolidated balance sheet. Further, the Company has also elected the practical expedient to combine lease and non-lease component The Company continues to recognize the lease payments for all charter-in operating leases under Charter-in hire expenses in the consolidated statements of operations on a straight-line basis over the lease term. Revenues generated from those charter-in vessels are included in Voyage revenues in the consolidated statements of operations.

B) Sale and lease back transactions which involve a purchase obligation (or a purchase option that is reasonably certain, at inception, that will be exercised) and are therefore treated as a failed sale or merely a financing arrangement, and therefore are not within the scope of sale and leaseback accounting. In such cases the Company does not derecognize the corresponding leased vessels and continues to present these at their net book values within “Vessels and other fixed assets, net” on its consolidated balance sheets, while the financing liability is presented in “Lease financing” in the Company’s consolidated balance sheets. Depreciation attributable to the vessels that are subject to financing under sale and lease back transactions is included within “Depreciation” in the consolidated statements of operations while the corresponding interest expense on the lease financing arrangement is included within “Interest and finance costs” in the consolidated statements of operations. All of the Company’s lease financing agreements as of December 31, 2020 were of this type. Please refer to Note 7 for the description of the nature of these lease financing agreements, general terms, covenants included, any variable payments, if any, as well as the purchase options and/or obligations they provide for.

C) Other long term bareboat charter-in agreements that the Company from time to time may enter into which meet the transfer of ownership criterion under ASC 842 (either involve a purchase obligation or a purchase option that is reasonably certain, at inception, that will be exercised) and are therefore classified as finance leases. In such cases the Company recognizes a right-of-use asset for each bareboat charter-in vessel reflected within “Vessels and other fixed assets, net” and a corresponding lease liability being reflected within “Lease financing”. The amortization of the right-of-use asset attributable to this type of lease arrangements is included within “Depreciation” in the consolidated statement of operations while the corresponding interest expense on the lease financing is included within “Interest and finance costs” in the consolidated statement of operations. None of the Company’s bareboat charter-in agreements were of this type as of December 31, 2020.

D) Office rental arrangements that the Company enters which has determined to be operating leases. The office spaces that the Company leases are mostly located in Greece, Cyprus and Singapore. Payments under these arrangements are fixed with no variable payments. The assets and liabilities recognized in respect of these agreements that correspond to the underlying rights and obligations are presented within “Leased buildings, right-of-use assets” and “Leased buildings, operating lease liabilities” in the consolidated balance sheets. The discount rate that is used for the recognition of these leases is the estimated annual incremental borrowing rate for this type of assets which is estimated at 4%. The lease expenses attributable to these leases are recognized on a straight line basis over the lease term and are recorded in “General and Administrative expenses” in the consolidated statements of operations. These lease expenses were $403, $352 and $461 for the years ended December 31, 2018, 2019 and 2020, respectively.

y) Derivatives & Hedging:

i)       Interest rate swaps and foreign currency exchange rates swaps:

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

For derivatives designated as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive income / (loss)” and is subsequently recognized in earnings when the hedged items impact earnings, while the ineffective portion, if any, is recognized immediately in current period earnings under “Gain/(loss) on interest rate swaps, net.”

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

ii)       Forward Freight Agreements and Bunker Swaps:

In addition, from time to time, the Company may take positions in derivative instruments including forward freight agreements, or FFAs. Generally, FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates for the specified route and time period, as reported by an identified index, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. The vast majority of the FFAs are settled on a daily basis through reputable exchanges such as LCH, Singapore Exchange (SGX) or Nasdaq. FFAs are intended to serve as an economic hedge for the Company’s vessels that are being chartered in the spot market, effectively locking-in an approximate amount of revenue that the Company expects to receive from such vessels for the relevant periods. The Company measures the fair value of all open positions at each reporting date on this basis (Level 1). The Company’s FFAs do not qualify for hedge accounting and therefore gains or losses are recognized in the consolidated statements of operations under “(Gain)/Loss on forward freight agreements and bunker swaps, net.”

Also, from time to time, the Company enters into bunker swap contracts to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. The Company’s bunker swaps are settled through reputable clearing houses, including LCH. The fair value of bunker swaps is the estimated amount that the Company would receive or pay to terminate the swaps at the reporting date (Level 1). The Company’s bunker swaps do not qualify for hedge accounting and bunker price differentials paid or received under the swap agreements are recognized in the consolidated statements of operations under “(Gain)/Loss on forward freight agreements and bunker swaps, net”.

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

aa) Offering costs: Expenses directly attributable to an equity offering are deferred and are either presented against paid-in capital when the offering is completed or are written-off and charged to earnings when it is probable that the offering will be aborted.

ab) Share repurchases: The Company records the repurchase of its common shares at cost based on the settlement dates of repurchase transactions. Until their retirement these common shares are classified as treasury stock, which is a reduction to shareholders’ equity. Treasury shares are included in authorized and issued shares but excluded from outstanding shares.

Other accounting pronouncements – adopted:

Financial Instruments - Credit Losses (Topic 326): In June 2016, the FASB issued ASU 2016-13- “Financial Instruments - Credit Losses (Topic 326 or “ASC 326”): Measurement of Credit Losses on Financial Instruments.” This standard, including the codification improvements issued in November 2018, requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. Several Codification Improvements have been issued since June 2016 with respect to this topic. For public entities, the amendments of this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The accounting standard amended the current financial instrument impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables but excluding those arising from operating leases. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses which result in more timely recognition of such losses. The Company adopted the accounting standard using the prospective transition approach as of January 1, 2020. There was no cumulative effect upon adoption to the Company’s consolidated financial statements.. The adoption of ASC 326 primarily affects the way the Company’s trade receivables are recorded on the consolidated balance sheet. The Company assesses the need for an allowance for credit losses for expected uncollectible accounts receivable. Such allowance is recorded as an offset to accounts receivable in the consolidated balance sheets and changes in such allowance are recorded as provision for doubtful debt in the consolidated statements of operations. Upon adoption of ASC 326, the Company assessed collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific charterers with known disputes or collectability concerns. In determining the amount of the allowance for credit losses, the Company considered historical collectability based on past due status and made judgments about the creditworthiness of charterers based on ongoing credit evaluations.

The Company also considered charterer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. For the year ended December 31, 2020, the Company’s assessment considered business and market disruptions caused by Covid-19 and estimates of expected emerging credit and collectability trends. The continued volatility in market conditions and evolving shifts in credit trends are difficult to predict causing variability and volatility that may have a material impact on the Company’s allowance for credit losses in future periods. The allowance for credit losses on accounts receivable for the year ended December 31, 2020, amounted to $373.

Fair Value Measurement (Topic 820):

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the disclosure requirements for fair value measurement.” The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, including the consideration of costs and benefits. The amendments in this update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The Company adopted the accounting standard as of January 1, 2020. The adoption of the accounting standard did not have any effect on its consolidated financial statements and accompanying notes.

Recent accounting pronouncements – not yet adopted

Reference Rate Reform (Topic 848):

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASU 2020-04”).” ASU 2020-04 provides temporary optional expedients and exceptions to the guidance in U.S. GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates. This ASU is effective for adoption at any time between March 12, 2020 and December 31, 2022. The date of adoption of this optional guidance and the effect on its consolidated financial statements and accompanying notes is currently under evaluation by the Company. In addition, in January 2021, the FASB issued another ASU (ASU No. 2021-01) with respect to the Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition.

3.       Transactions with Related Parties:

Transactions and balances with related parties are analyzed as follows:

Balance Sheet

	December 31, 2019	December 31, 2020
Due from related parties
Oceanbulk Maritime and its affiliates (d)	$327	$426
Interchart (a)	11	3
AOM (l)	195	-
Starocean (j)	41	34
Coromel Maritime Limited (m)	-	1
Product Shipping & Trading S.A.	16	17
Due from related parties	$590	$481

Due to related parties
Management and Directors Fees (b)	$246	$252
Sydelle (i)	19	-
Augustea Technoservices Ltd. and affiliates (f)	2,879	1,187
Coromel Maritime Limited (m)	873	-
Due to related parties	$4,017	$1,439

Statements of Operations

	Years ended December 31,
	2018	2019	2020
Voyage revenues:
Voyage revenues-profit sharing agreement-Sydelle (h)	(875)	-	-
Voyage expenses:
Voyage expenses-Interchart (a)	$(3,400)	(3,850)	(3,780)
Voyage expenses- Augustea Technoservices Ltd. and affiliates (f)	-	-	-95
General and administrative expenses:
Consultancy fees (b)	(534)	(655)	(598)
Directors compensation (b)	(159)	(179)	(179)
Office rent - Combine Marine Ltd. & Alma Properties (c)	(41)	(39)	(40)
General and administrative expenses - Oceanbulk Maritime and its affiliates (d)	(322)	(324)	(268)
Management fees:
Management fees- Augustea Technoservices Ltd. and affiliates (f)	(2,309)	(6,564)	(6,588)
Management fees- Songa Shipmanagement Ltd. (g)	(376)	(32)	-
Charter-in hire expenses:
Charter - in hire expenses - AOM (l)	-	(2,589)	(5,442)
Charter - in hire expenses - Sydelle (i)	-	(5,505)	(540)
Charter - in hire expenses - Coromel (m)	-	(5,723)	(249)
Charter - in hire expenses - Eagle Bulk (n)	-	(1,908)	-

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

In November 2014, the Company entered into a services agreement with Interchart for chartering, brokering and commercial services for all of the Company’s vessels for a monthly fee of $275, with a term until March 31, 2015, which following consecutive renewals was effective until December 31, 2018. In November 2018, the Company entered into a new service agreement with Interchart, with effect from November 1, 2018 until December 31, 2019, pursuant to which the monthly fee was increased to $325. In August 2019, the Company renewed this services agreement with effect from August 1, 2019 until December 31, 2020, pursuant to which the monthly fee decreased to $315. The latter was also extended with same terms up to December 31, 2021.

During the years ended December 31, 2018, 2019 and 2020 the brokerage commissions charged by Interchart were $3,400, $3,850 and $3,780, respectively, and are included in “Voyage expenses” in the consolidated statements of operations. As of December 31, 2020, the Company had outstanding receivable of $3 from Interchart, for payments made on its behalf for certain administrative items.

b) Management and Directors Fees: As of December 31, 2020 the Company was party to consulting agreements with companies owned and controlled by each one of its Chief Operating Officer and Co-Chief Financial Officers. Pursuant to the corresponding agreements, the Company is required to pay an aggregate base fee of $539 per year. Additionally pursuant to these agreements, these entities are entitled to receive an annual discretionary bonus, as determined by the Company’s Board of Directors in its sole discretion. The expenses incurred with respect to the Company’s consulting agreements for the years ended December 31, 2018, 2019 and 2020, were $534, $655 and $598, respectively, and are included under “General and administrative expenses” in the consolidated statements of operations. The expenses related to attendance of meetings for the Company’s directors for the years ended December 31, 2018, 2019 and 2020 were $159, $179 and $179, respectively, and are included under “General and administrative expenses” in the consolidated statements of operations. As of December 31, 2019 and 2020, the Company had outstanding payables of $246 and $252, respectively, to its executive officers and directors representing unpaid consulting fees or unpaid fees for their participation in the Company’s Board of Directors and other special committees.

c) Office rent: On January 1, 2012, Starbulk S.A. entered into a lease agreement for office space with Combine Marine Ltd., a company controlled by Mrs. Milena - Maria Pappas and by Mr. Alexandros Pappas, both of whom are children of the Company’s Chief Executive Officer. The lease agreement provides for a monthly rental of €2,500 (approximately $3,100, using the exchange rate as of December 31, 2020, which was $1.23 per euro). Unless terminated by either party, the agreement will expire in January 2024. In addition, on December 21, 2016, Starbulk S.A., entered into a six year lease agreement for office space with Alma Properties, a company controlled by Mrs. Milena - Maria Pappas. The lease agreement provides for a monthly rental of €300 (approximately $400, using the exchange rate as of December 31, 2020, which was $1.23 per euro). The rent expense incurred in connection with the aforementioned agreements for the years ended December 31, 2018, 2019 and 2020 was $41, $39 and $40 and is included under “General and administrative expenses” in the consolidated statements of operations.

d) Oceanbulk Maritime S.A. (or “Oceanbulk Maritime”): Oceanbulk Maritime is a ship management company controlled by Mrs. Milena-Maria Pappas. A company affiliated to Oceanbulk Maritime provides the Company certain financial corporate development services. The related expenses for the years ended December 31, 2018, 2019 and 2020 were $322, $324 and $268, respectively, and are included under “General and administrative expenses” in the consolidated statements of operations. As of December 31, 2019 and 2020, the Company had outstanding receivables of $327 and $426 from Oceanbulk Maritime and its affiliates, respectively, for payments made on their behalf regarding certain administrative items.

e) Oaktree Shareholder Agreement: On July 11, 2014, the Company and Oaktree Dry Bulk Holding LLC (including affiliated funds, “Oaktree”), one of the Company’s major shareholders, entered into a shareholders agreement (the “Oaktree Shareholders Agreement”). Under the Oaktree Shareholders Agreement, Oaktree has the right to nominate four of the Company’s nine directors so long as it beneficially owns 40% or more of the Company’s outstanding voting securities. The number of directors able to be designated by Oaktree is reduced to three directors if Oaktree beneficially owns 25% or more but less than 40% of the Company’s outstanding voting securities, to two directors if Oaktree beneficially owns 15% or more but less than 25%, and to one director if Oaktree beneficially owns 5% or more but less than 15%. Oaktree’s designation rights terminate if it beneficially owns less than 5% of the Company’s outstanding voting securities. The three directors currently designated by Oaktree are Mr. Laibow and Mmes. Ralph and Men. Under the Oaktree Shareholders Agreement, with certain limited exceptions, Oaktree effectively cannot vote more than 33% of the Company’s outstanding common shares (subject to adjustment under certain circumstances).

f) Augustea Technoservices Ltd. and affiliates: Following the completion of the acquisition of 16 operating dry bulk vessels (the “Augustea Vessels”) from entities affiliated with Augustea Atlantica SpA and York Capital Management in an all-share transaction for an aggregate of 10,277,335 of the Company’s common shares (the “Augustea Vessel Purchase Transaction”) on August 3, 2018, the Company appointed Augustea Technoservices Ltd., an entity affiliated with certain of the sellers of the corresponding transaction and specifically with one of the Company’s directors, Mr. Zagari, as the technical manager of certain of its vessels. The management fees incurred for the years ended December 31, 2018, 2019 and 2020 were $2,309, $6,564 and $6,588, respectively, and are included in “Management fees” in the consolidated statements of operations. In addition, for the year ended December 31, 2020, there was an amount of $95 invoiced by Augustea Technoservices and its affiliates, concerning voyage expenses. As of December 31, 2019 and 2020, the Company had outstanding payables of $2,879 and $1,187, respectively, to Augustea Technoservices Ltd. and its affiliates.

g) Songa Shipmanagement Ltd.: Following the completion of the acquisition of 15 operating dry bulk vessels (the “Songa Vessels”) from Songa Bulk ASA (“Songa”) for an aggregate of 13,725,000 of the Company’s common shares (the “Songa Consideration Shares”) and $144,550 in cash (collectively the “Songa Vessel Purchase Transaction”) on July 6, 2018, the Company appointed Songa Shipmanagement Ltd, an entity affiliated with certain of the sellers of the corresponding transaction and specifically with one of the Company’s directors, Mr. Blystad, as the technical manager of certain of its vessels. The management fees incurred for the year ended December 31, 2018 were $376. On March 31, 2019, the respective management agreement was terminated. The management fees incurred from January 1, 2019 until March 31, 2019 were $32. Both amounts are included in “Management fees” in the consolidated statements of operations. There were no outstanding balances due from/to Songa Shipmanagement Ltd as of December 31, 2019 and 2020.

h) Sydelle Marine Limited (or “Sydelle”) - profit sharing agreement: In April 2017, Sydelle, a company controlled by members of the family of the Company’s Chief Executive Officer, entered into a pooling agreement (the “Sydelle Profit Sharing Agreement”) with the Company’s fully owned subsidiary Domus Shipping LLC, owner of the vessel Star Ariadne, whereby the net revenues of Star Ariadne and the vessel owned by Sydelle would be equally split between the two companies. Pursuant to the Sydelle Profit Sharing Agreement, the pool adjustment for the year ended December 31, 2018 was ($875) which is recorded in “Voyage revenues” in the consolidated statements of operations. As of December 31, 2018, the Company had an outstanding payable amount of $302 in connection with the Sydelle Profit Sharing Agreement, which was settled in January 2019. The pooling agreement was terminated, effective December 31, 2018.

i) Sydelle Marine Limited (or “Sydelle”) – Charter in Agreement: During 2019 and 2020, the Company entered into certain freight agreements with Sydelle to charter-in its vessel. The total charter-in expense for the aforementioned freight agreements during the year ended December 31, 2019 and 2020 was $5,505 and $540 and is included in “Charter-in hire expenses” in the consolidated statements of operations. As of December 31, 2019 and 2020, the Company had an outstanding payable of $19 and $0, respectively, to Sydelle in connection with the respective freight agreements.

j ) StarOcean Manning Philippines Inc. (or “Starocean”): The Company has 25% ownership interest in Starocean, a company that is incorporated and registered with the Philippine Securities and Exchange Commission, which provides crewing agency services. The remaining 75% interest is held by local entrepreneurs. This investment is accounted for as an equity method investment, which as of December 31, 2019 and 2020 is $123 and $128, respectively and as of December 31, 2020 is included in “Other non-current assets” in the consolidated balance sheets, provided that is immaterial. As of December 31, 2019 and 2020, the Company has an outstanding receivable of $41 and $34, respectively, from Starocean relating to advances paid for working capital purposes.

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

l) Augustea Oceanbulk Maritime Malta Ltd (or “AOM”): On September 24, 2019, the Company chartered-in the vessel AOM Marta, which is owned by AOM, an entity affiliated with Augustea Atlantica SpA and certain members of the Company’s Board of Directors. The agreed rate for chartering-in AOM Marta is index-linked, and the lease term does not exceed the period of 12 months. The charter-in expense for the years ended December 31, 2019 and 2020 was $2,589 and $5,442, respectively, and is included in “Charter-in hire expenses” in the consolidated statements of operation. As of December 31, 2019 and 2020, the Company had an outstanding receivable balance of $195 and $0, respectively, from AOM.

m) Coromel Maritime Limited (or “Coromel”): During 2019 and 2020, the Company entered into certain freight agreements with ship-owning company Coromel to charter-in its vessel. Coromel is controlled by family members of the Company’s Chief Executive Officer. The charter-in expense for the aforementioned freight agreements during the year ended December 31, 2019 and 2020 was $5,723 and $249 and is included in “Charter-in hire expenses” in the consolidated statements of operations. As of December 31, 2019 and 2020 the Company had an outstanding payable of $873 and an outstanding receivable of $1, respectively.

n) Eagle bulk Pte. Ltd. (or “Eagle Bulk”): In 2019, the Company entered into two time charter agreements with Eagle Bulk to charter-in two of its vessels for a daily rate of $16.3 and $15.8, respectively for a period approximately of two months for each vessel. Eagle Bulk is related to Oaktree, one of the Company’s major shareholders (please refer to e) above). The aggregate charter-in expense for the aforementioned time charter agreements during the year ended December 31, 2019 was $1,908 and is included in “Charter-in hire expenses” in the consolidated statement of operations. As of December 31, 2019, both the aforementioned time charter agreements have been completed and the Company had no outstanding balance with Eagle Bulk.

ο) Short Pool: During the second quarter of 2020, the Company together with Golden Ocean Group, Bocimar International NV and Oceanbulk International S.A (collectively the “Short Pool Members”) have agreed to enter into Contracts of Affreightment (“COAs”) with major miners and commodity traders to transport dry bulk commodities at fixed freight rates (the “Short Pool”). The Short Pool Members may use their own vessels or charter-in from the market to perform the COAs.

p) In May 2020, the Company received credit committee approval from Piraeus Bank S.A. (“Piraeus Bank”) for a loan of up to $50,350 (Note 9). In addition, during 2020 the Company entered into an interest rate swap agreement with Piraeus bank, the details of which are discussed in Note 20. One of the Company’s independent members of the board of directors currently serves as executive member of this financial institution. This director is not involved in the Company’s decisions with regards to the loan and swap from this financial institution.

q) Capesize Chartering Ltd. (or “CCL Pool”): On December 30, 2020 a funding of $125 that the Company had provided to Capesize Chartering Ltd, or CCL Pool, was converted to equity with the Company holding 25% ownership interest of CCL Pool. The participation to CCL is accounted for as an equity method investment. The Company's initial investment in CCL Pool and subsequent share of results is insignificant at December 31, 2020.

4.       Inventories:

The amounts shown in the consolidated balance sheets are analyzed as follows:

	December 31, 2019	December 31, 2020
Lubricants	$12,293	$11,877
Bunkers	38,860	35,417
Total	$51,153	$47,294

5.       Vessels and other fixed assets, net:

The amounts in the consolidated balance sheets are analyzed as follows:

	Cost	Accumulated depreciation	Net Book Value
Balance, December 31, 2018	$3,105,263	$(449,155)	$2,656,108
- Transfer from advances for vessels under construction and acquisition of vessels	157,589	-	157,589
- Acquisitions, improvements and other vessel costs	335,671	-	335,671
- Vessel disposal/ transfer to Held for sale	(163,049)	106,899	(56,150)
- Impairment loss	(24,551)	21,140	(3,411)
- Depreciation for the period	-	(124,280)	(124,280)
Balance, December 31, 2019	$3,410,923	$(445,396)	$2,965,527
- Acquisitions, improvements and other vessel costs	53,885	-	53,885
- Depreciation for the period	-	(142,293)	(142,293)
Balance, December 31, 2020	$3,464,808	$(587,689)	$2,877,119

As of December 31, 2020, 85 of the Company’s 116 vessels, having a net carrying value of $2,138,646, were subject to first-priority mortgages as collateral to their loan facilities (Note 9). Title of ownership is held by the relevant lenders for another 31 vessels with a carrying value of $738,216 to secure the relevant sale and lease back financing transactions (Note 7). In addition, certain of the Company’s vessels having a net carrying value of $685,163 are subject to second-priority mortgages as collateral to certain of the Company’s loan facilities (Note 9).

Vessels acquired/delivered during the year ended December 31, 2019

Delivery of newbuilding and secondhand vessels:

i)	On April 16, 2019, May 28, 2019 and July 15, 2019, the Company took delivery of the Newcastlemax vessels Katie K (ex-HN 1388), Debbie H (ex-HN 1389) and Star Ayesha (ex-HN 1390), respectively, (together, the “OCC Vessels”) acquired through the OCC Vessel Purchase Transaction (Note 3), which were financed under bareboat leases with CSSC (Note 7).
ii)	On January 7, 2019 and January 14, 2019, the Company took delivery of the Capesize vessels Star Janni and Star Marianne, respectively, two of the vessels acquired from E.R. Capital Holding GmbH & Cie. KG as part of an en bloc transaction in 2018. The vessels were delivered to the Company in exchange for an aggregate of 999,336 of its common shares and cash consideration of $31,772, with the total acquisition cost being $41,837. The cash consideration was partially financed through the third and fourth tranche of the ABN $115,000 Facility. The cost of the shares issued in connection with this acquisition was determined by reference to the Company’s closing share market prices of $10.41 and $9.66 on the delivery dates of Star Janni and Star Marianne, respectively.
iii)	On May 27, 2019, the Company entered into an en bloc definitive agreement with entities controlled by Delphin Shipping, LLC (“Delphin”), an entity affiliated with Kelso & Company, pursuant to which it agreed to acquire 11 operating dry bulk vessels (the “Delphin Vessels”). The vessels were delivered to the Company in exchange for an aggregate of 4,503,370 of its common shares and cash consideration of $80,000, with the total acquisition cost being $127,532. The cash consideration was financed through proceeds from a new seven-year finance lease of $91,431 with China Merchants Bank Leasing (“CMBL”) (Note 7). All 11 Delphin Vessels were delivered to the Company during the third quarter of 2019. The cost of the shares issued in connection with the acquisition of Delphin Vessels was determined by reference to the Company’s closing share market prices on each delivery date of the Delphin Vessels.

Sale of vessels:

On November 20, 2018, the Company entered into an agreement with a third party to sell the vessel Star Delta. The vessel was delivered to its new owner on January 8, 2019.   In February 2019, the Company entered into two separate agreements with third parties to sell the vessels Star Kappa and Star Aurora, which were delivered to their new owners on March 8, 2019 and March 6, 2019, respectively. On June 21, 2019 and July 8, 2019, the Company entered into two separate agreements with third parties to sell the vessels Star Anna and Star Gamma, which were delivered to their new owners on September 23, 2019 and September 5, 2019, respectively. In addition in October 2019, the Company entered into two separate agreements with third parties to sell the vessels Star Cosmo and Star Epsilon, which were delivered to their new owners on December 17, 2019 and December 9, 2019, respectively.

The Company decided to sell the respective vessels as part of its strategic goal to dispose the older vessels in its fleet.

In connection with the aforementioned sales in 2019 and the delivery to the sellers of the vessel Star Delta (discussed above), the Company recognized an aggregate net loss on sale of $5,493.

Vessels acquired/delivered during the year ended December 31, 2020:

No vessel acquisitions or disposals took place during the year ended December 31, 2020. The amounts reported under “Acquisitions, improvements, and other vessel costs” in the table above which were incurred during the year ended December 31, 2020 were made mainly in connection with the acquisition and installation of scrubber equipment and ballast water management systems on certain of the Company’s vessels.

On December 17, 2020, the Company entered into a definitive agreement with entities affiliated with E.R. Capital Holding GmbH & Cie. KG, pursuant to which the Company agreed to acquire three Capesize drybulk vessels, the E.R. Bayonne, the E.R. Buenos Aires and the E.R. Borneo, (“E.R. Acquisition Vessels”). The E.R. Acquisition Vessels are retrofitted with exhaust gas cleaning systems. The acquisition was concluded with the delivery of the vessels to the Company on January 26, 2021. Consideration for the acquisition was payable in the form of $39,000 in cash and 2,100,000 of the Company’s common shares, which shares were issued on January 26, 2021 to E.R. Schiffahrt GmbH & Cie. KG. The cash consideration was financed through proceeds received from the loan agreement that the Company entered into with SEB $39,000 Facility (Note 21 a).

Impairment Analysis

In light of the economic downturn and the prevailing conditions in the shipping industry, as of December 31, 2019 and 2020, the Company performed an impairment analysis for each of its operating vessels whose carrying value was above its market value.

In connection with the sale of Star Gamma and Star Anna in 2019 (discussed above), the Company recognized an aggregate impairment loss of $3,411. The Company’s annual impairment analysis for the years ended December 31, 2019 and 2020, did not result in any additional impairment charges.

6.       Advances for vessels under construction and acquisition of vessels:

The amounts in the consolidated balance sheets are analyzed as follows:

Balance, December 31, 2018	59,900
- Additions	96,671
- Capitalized interest	1,018
- Transfers to Vessel cost	(157,589)
Balance, December 31, 2019	—

As of December 31, 2018, the Company had three vessels under construction, the OCC Vessels (Note 3), which were financed under bareboat leases with CSSC (Note 7). During 2018, the Company paid for those vessels $42,962 by issuance of shares and also paid cash of $4,350 each for the third installments for two of the OCC Vessels.

In connection with the vessels, Star Marianne and Star Janni, which were delivered to the Company in January 2019 (Note 5), the Company as of December 31, 2018, had paid an amount of $4,880.

As of December 31, 2019 and 2020, there were no vessels under construction nor any amounts paid in connection with pending acquisition of vessels.

 7.          Lease financing:

New financing through bareboat leases during the year ended December 31, 2020:

On August 27, 2020, the Company entered into sale and leaseback agreements with CMBL for the vessels Laura, Idee Fixe, Roberta, Kaley, Diva, Star Sirius and Star Vega. On August 28 and August 31, 2020, the Company received an aggregate amount of $82,764, in connection with the finalization of the sale and leaseback transactions of the aforementioned vessels, except for the vessel Diva, which transaction was finalized on November 17, 2020 and in connection with which the Company received an additional $7,236. The amounts received were used to pay the remaining amounts of i) $51,060 under the previous lease agreements for the first four vessels with New Yangzijiang (discussed below) and ii) $24,630 under the DNB $310,000 Facility (Note 9) for the remaining three vessels. The lease terms are for five years and pursuant to the terms of each bareboat charter, the Company pays CMBL a fixed bareboat charter hire rate in quarterly installments plus interest and has options to purchase each vessel starting on the first anniversary of such vessel’s delivery to the Company, at a pre-determined, amortizing purchase price.

On September 3, 2020, the Company entered into an agreement to sell Star Lutas to SK Shipholding S.A. and simultaneously entered into a seven-year bareboat charter for the vessel. Pursuant to the terms of the bareboat charter, the Company pays a daily bareboat charter hire rate monthly plus interest, and the Company has an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to the Company at a pre-determined, amortizing purchase price. The Company also has an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $7,441. The amount of $16,000 received under the agreement on September 18, 2020, was used to pay the vessel’s remaining amount of $9,258 under the then existing loan with Sinosure.

On September 21, 2020, the Company entered into sale and leaseback agreements with SPDB Financial Leasing Co. Ltd for the vessels Mackenzie, Kennadi, Honey Badger, Wolverine and Star Antares. In September 2020, an aggregate amount of $76,500 was received pursuant to the five sale and leaseback agreements, which was used to pay the remaining amount of $47,782 under the then existing loan with Sinosure. The lease terms are for eight years and pursuant to the terms of each bareboat charter, the Company pays a fixed bareboat charter hire rate in quarterly installments plus interest and has options to purchase each vessel starting on the third anniversary of such vessel’s delivery to the Company, at a pre-determined, amortizing purchase price while it has an obligation to purchase each vessel at the expiration of the bareboat term at a purchase price ranging from $7,776 to $7,916.

On September 25, 2020, the Company entered into sale and leaseback agreements with ICBC Financial Leasing Co., Ltd. (the “ICBC”) for the vessels Gargantua, Goliath and Maharaj. An aggregate amount of $93,150 was received on September 29, 2020, pursuant to the three sale and leaseback agreements, which was used to pay the remaining amount of $64,478 for the respective vessels under the DNB $310,000 Facility (Note 9). The lease terms are for 10 years and pursuant to the terms of each bareboat charter, the Company pays a fixed bareboat charter hire rate in quarterly installments plus interest and has options to purchase each vessel starting on the third anniversary of such vessel’s delivery to the Company, at a pre-determined, amortizing purchase price while it has an obligation to purchase each vessel at the expiration of the bareboat term at a purchase price of $14,000.

Pre- existing financing through bareboat leases:

In December 2018, the Company sold and simultaneously entered into a bareboat charter party contract with an affiliate of Kyowa Sansho to bareboat charter the vessel Star Fighter for ten years. Pursuant to the terms of the bareboat charter, the Company pays a daily bareboat charter hire rate payable monthly plus a variable amount. Under the terms of the bareboat charter, the Company has an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to the Company at a pre-determined, amortizing purchase price, while it has an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $2,450. The amount of $16,125 provided under the respective agreement was used to pay the remaining amount of approximately $11,958 under the then existing loan agreement with HSH.

On March 29, 2019, the Company entered into an agreement to sell Star Pisces to SK Shipholding S.A. and simultaneously entered into a seven-year bareboat charter for the vessel. Pursuant to the terms of the bareboat charter, the Company pays a daily bareboat charter hire rate monthly plus interest, and the Company has an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to the Company at a pre-determined, amortizing purchase price. The Company also has an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $7,628. The amount of $19,125 provided under the agreement which was concluded in April 2019, was used to pay the remaining amount of $11,671 under the then existing loan with NIBC.

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

On July 10, 2019, the Company entered into an agreement to sell Star Challenger to Kyowa Sansho Co. Ltd. and simultaneously entered into an eleven-year bareboat charter party contract for the vessel. Pursuant to the terms of the bareboat charter, the Company pays a daily bareboat charter hire rate monthly plus a variable amount and the Company has an option to purchase the vessel starting on the third anniversary of vessel’s delivery to the Company at a pre-determined, amortizing purchase price. The Company also has an obligation to purchase the vessel at the expiration of the bareboat term. The amount of $15,000 provided under the agreement was used to pay the remaining amount of approximately $10,874 under the then existing loan agreement with HSH.

In order to finance the cash portion of the consideration for the acquisition of the Delphin Vessels (Note 5), in July 2019, the Company entered, for each of the subject vessels, into an agreement to sell each such vessel and simultaneously entered into a seven-year bareboat charter party contract with affiliates of CMBL for each vessel upon its delivery from Delphin. CMBL agreed to provide an aggregate finance amount of $91,431. Pursuant to the terms of each bareboat charter, the Company pays CMBL a fixed bareboat charter hire rate in quarterly installments plus interest. Under the terms of the bareboat charters, the Company has options to purchase each vessel starting on the first anniversary of such vessel’s delivery to the Company, at a pre-determined, amortizing purchase price, while it has an obligation to purchase each vessel at the expiration of the bareboat term at a purchase price ranging from $975 to $3,379. In addition, CMBL provided an additional aggregate amount of $15,000, under the aforementioned bareboat charters which was used to finance the acquisition and installation of scrubber equipment for the Delphin Vessels. Total amount was received during the second and third quarter of 2020 and will be repaid in 12 equal quarterly installments plus interest.

During the first quarter of 2020, under the lease agreements with CMBL of Songa Vessels, the Company received a total amount of $4,710, which was used to finance the acquisition and installation of scrubber equipment. This amount was repaid in full along with all outstanding amounts under the lease agreements of Songa Vessels during the third and fourth quarter 2020, as described below.

During the twelve-month period ended December 31, 2020, the Company repaid the outstanding amounts under the lease agreements of Star Eleni, Star Leo and Songa Vessels using the proceeds from the following new loan facilities: (i) DSF $55,000 Facility, (ii) ING 170,600 Facility, (iii) Alpha Bank 35,000 Facility, (iv) Piraeus Bank $50,350 Facility, (v) NTT $17,600 Facility and (iv) CEXIM $57,564 Facility (Note 9). In addition the Company repaid the outstanding amounts under the lease agreements of Laura, Idee Fixe, Roberta and Kaley with New Yangzijiang using the amount received under the sale and leaseback agreements with CMBL which were signed in August 2020, described above.

Some of the Company’s bareboat lease agreements contain financial covenants similar to those included in the Company’s credit facilities described in detail in Note 9 below.

All of the Company’s sale and lease back agreements, described above, contain purchase options during their terms, at pre-determined amortizing purchase prices, and/or purchase obligations at the expiration of their terms, at fixed prices, which are considered to be at significantly lower levels compared to the expected fair value of each vessel at that time. Based on applicable accounting guidance, such transactions are accounted for as financing arrangements and accordingly the Company did not derecognize the corresponding leased vessels and continues to present these at their net book values on its consolidated balance sheets, while the financing liability is presented in “Lease financing” in the Company’s consolidated balance sheets. The corresponding interest expense of the Company’s bareboat lease financing activities is included within “Interest and finance costs” in the consolidated statements of operations (Note 9).

The principal payments required to be made after December 31, 2020, for the outstanding bareboat lease obligations recognized on the balance sheet as described above, are as follows:

Twelve month periods ending	Amount
December 31, 2021	$44,873
December 31, 2022	44,873
December 31, 2023	42,600
December 31, 2024	39,873
December 31, 2025	68,917
December 31, 2026 and thereafter	192,335
Total bareboat lease minimum payments	$433,471
Unamortized lease issuance costs	(6,181)
Total bareboat lease minimum payments, net	$427,290
Lease financing short term	44,873
Lease financing long term, net of unamortized lease issuance costs	382,417

8.       Fair value of Above / Below Market Acquired Time Charters:

For two Augustea Vessels (Star Scarlett and Star Karlie), which were acquired by the Company in 2018 with time charter agreements attached, the Company recognized a liability of $5,373, since it determined that the respective charter rates were below market rates on the date of the vessel acquisitions (Level 2). In addition, the vessels Star Marianne and Star Janni (Note 5) were delivered to the Company in 2019 with time charter agreements attached, in connection with which the Company recognized a liability of $1,269 and an asset of $336, since it was determined that the charter rate of Star Marianne was below market rates and of Star Janni was above market rates on the date of each vessel’s acquisition (Level 2).

For the years ended December 31, 2018, 2019 and 2020, the amortization of fair value of the below market acquired time charters analyzed above was $1,820, $2,349, and $1,184, respectively. The balance of the above market acquired time charter recognized in 2019 was fully amortized in 2019. These amounts are included under “Voyage revenues” in the consolidated statements of operations.

As of December 31, 2020, the unamortized balance of the intangible liabilities described above was $1,289 (net of accumulated amortization of $2,231), attributable to the time charter agreement attached to vessel Star Karlie and is included under “Fair value of below market time charters acquired” in the consolidated balance sheet. The relevant balance was expected to be amortized over a weighted average period of 1.39 years, $924 in 2021 and $365 in 2022. However, the respective time charter agreement was early terminated within the first quarter of 2021 and as a result, the unamortized balance as of December 31, 2020 was fully amortized within the first quarter of 2021.

9.      Long-term bank loans:

New Financing Activities during the year ended December 31, 2020

i) HSBC Working Capital Facility:

On February 6, 2020, the Company entered into a loan agreement with HSBC France for a revolving facility of an amount of up to $30,000 (the “HSBC Working Capital Facility”), in order to finance working capital requirements. Each advance provided under the HSBC Working Capital Facility is repayable within 90 days from its drawdown. The agreement is secured by second priority mortgage on the eight vessels which secure the HSBC $80,000 Facility. As of December 31, 2020 the whole amount is available to the Company under this facility.  The facility is subject to annual renewals from the lender.

ii) DSF $55,000 Facility

On March 26, 2020, the Company entered into a loan agreement with Danish Ship Finance A/S (the “DSF $55,000 Facility”) for the financing of an amount of up to $55,000. The facility was available in two tranches of $27,500 each, both of which were drawn on March 30, 2020 and used to refinance the outstanding amounts under the lease agreements of the vessels Star Eleni and Star Leo (Note 7). Each tranche is repayable in 10 equal consecutive, semi-annual principal payments of $1,058 and a balloon payment of $16,923 payable simultaneously with the last installment, which is due in April 2025. The DSF $55,000 Facility is secured by a first priority mortgage on the two vessels. In addition, in April 2020, the Company elected to exercise its option under the DSF $55,000 Facility to convert the floating part of the interest rate linked to US LIBOR, to a fixed rate of 0.581% per annum for a period of three years starting from July 1, 2020.

iii) ING $170,600 Facility

On July 1, 2020, the Company entered into an amended and restated facility agreement with ING Bank N.V., London Branch (ING) the “ING 170,600 Facility”, in order to increase the financing by $70,000 and to include additional borrowers under the existing ING $100,600 Facility. The additional financing amount of $70,000 was available in six tranches, all of which were drawn on July 6, 2020 and used to refinance all outstanding amounts under the lease agreements with CMBL of the vessels Star Claudine, Star Ophelia, Star Lyra, Star Bianca, Star Flame and Star Mona (Note 7). Each tranche is repayable in 24 equal consecutive, quarterly principal payments. The ING $170,600 Facility is secured also by a first priority mortgage on the aforementioned additional vessels.

iv) Alpha Bank $35,000 Facility

On July 2, 2020, the Company entered into a loan agreement with Alpha Bank S.A. (“Alpha Bank”) for a loan of up to $ 35,000 (the “Alpha Bank $35,000 Facility”). The amount of $35,000 was available in three tranches. The first two tranches of $11,000 and $9,000 were drawn on July 6, 2020 and used to refinance the outstanding amounts under the lease agreements with CMBL of the vessels Star Sky and Stardust (Note 7). The third tranche of $15,000 was drawn on July 31, 2020 and used to refinance the outstanding amount of $13,050 of Star Martha under the then existing loan with DVB (the “DVB $24,750 Facility”). Each tranche is repayable in 20 consecutive, quarterly principal payments ranging from $260 to $425 and a balloon payment ranging from $3,800 to $6,500 payable simultaneously with the last quarterly installment, which is due in July 2025. The Alpha Bank $ 35,000 Facility is secured by first priority mortgages on the aforementioned vessels.

v) Piraeus Bank $50,350 Facility

On July 3, 2020, the Company entered into a loan agreement with Piraeus Bank S.A. (Note 3) for a loan of up to $50,350 (the “Piraeus Bank $50,350 Facility”). The amount of $50,350 was drawn on July 6, 2020 and used to refinance all outstanding amounts under the lease agreements with CMBL of the vessels Star Luna, Star Astrid, Star Genesis, Star Electra and Star Glory (Note 7). The loan amount is repayable in 20 consecutive, quarterly principal payments of $1,100 for each of the first four quarters and of $1,300 for each of the remaining 16 quarters, and a balloon payment of $25,150 payable simultaneously with the last quarterly installment, which is due in July 2025. The Piraeus Bank $50,350 Facility is secured by first priority mortgages on the five aforementioned vessels.

vi) NTT $17,600 Facility

On July 10, 2020, the Company entered into a loan agreement with a wholly owned subsidiary of NTT Finance Corporation for an amount of $17,600 (the “NTT $17,600 Facility”). The amount was drawn on July 20, 2020 and used to refinance the outstanding amount under the lease agreement with CMBL of the vessel Star Calypso (Note 7). The facility is repayable in 20 consecutive quarterly principal payments of $476 and a balloon payment of $8,086, which is due in July 2025. The NTT $17,600 Facility is secured by first priority mortgage on the aforementioned vessel

vii) CEXIM $57,564 Facility

On December 1, 2020, the Company entered into a loan agreement with China Export-Import Bank for an amount of $57,564 (the “CEXIM $57,564 Facility”) which was drawn in four tranches in late December 2020 and used to refinance (i) the outstanding amount of $41,982, in aggregate, of the vessels Star Gina 2GR, Star Charis and Star Suzanna under the DNB $310,000 Facility and (ii) the outstanding amount under the lease agreement with CMBL of the vessel Star Wave (Note 7). The first two tranches for Star Wave of $13,209 and for Star Gina 2GR of $26,175, are repayable in 32 equal quarterly installments of $330 and $654 and a balloon payment of $2,642 and $5,235, respectively. The remaining two tranches of $9,090 each, for Star Charis and Star Suzanna, are repayable in 32 equal quarterly installments. The facility matures in January 2029 and is secured by first priority mortgages on the four aforementioned vessels.

Pre - Existing Loan Facilities

i) SEB Facility:

On January 28, 2019, the Company entered into a loan agreement with Skandinaviska Enskilda Banken AB (SEB), (the “SEB Facility”), for the financing of an amount of up to $71,420. The facility was available in four tranches. The first two tranches of $32,825, each, were drawn on January 30, 2019 and used together with cash on hand to refinance the outstanding amounts under the then existing lease agreements of the vessels Star Laetitia and Star Sienna. Each tranche matures six years after the drawdown date and is repayable in 24 consecutive, quarterly principal payments of $677 for each of the first 10 quarters and of $524 for each of the remaining 14 quarters, and a balloon payment of $18,723, payable simultaneously with the last quarterly installment, which is due in January 2025. Two tranches of $1,260 each, were drawn in September 2019 and March 2020 and were used to finance the acquisition and installation of scrubber equipment for the respective vessels. Both tranches are repayable in 12 equal quarterly installments. The SEB Facility is secured by a first priority mortgage on the two vessels.

ii) E SUN Facility:

On January 31, 2019, the Company entered into a loan agreement with E. SUN Commercial Bank, Hong Kong branch, (the “E.SUN Facility”), for the financing of an amount of $37,100, which was used to refinance the outstanding amount under the then existing lease agreement of the vessel Star Ariadne. On March 1, 2019, the Company drew the amount of $37,100, which is repayable in 20 consecutive, quarterly principal payments of $618, plus a balloon payment of $24,733 payable simultaneously with the last quarterly installment, which is due in March 2024. The E.SUN Facility is secured by a first priority mortgage on the vessel Star Ariadne.

iii) Atradius Facility:

On February 28, 2019, the Company entered into a loan agreement with ABN AMRO Bank N.V. (the “Atradius Facility”) for the financing of an amount of up to $36,645, which was used to finance the acquisition and installation of scrubber equipment for 42 vessels. The financing is credit insured (85%) by Atradius Dutch State Business N.V. of the Netherlands (the “Atradius”). During 2019, three tranches of $33,311 in aggregate were drawn and the last tranche of $3,331 was drawn in January 2020. The facility is repayable in 10 consecutive semi-annual installments of $3,664 and is secured by a second-priority mortgage on 22 vessels of the Company’s fleet.

iv) ING $100,600 Facility:

On March 28, 2019, the Company entered into an amended and restated facility agreement with ING, the “ING $100,600 Facility”, in order to increase the financing by $52,800 and to include additional borrowers under the existing ING $47,800 Facility. The additional financing amount of $52,800 was available in four tranches. The first two tranches of $32,100 and $17,400, respectively, were drawn in March 2019 and April 2019, respectively and used to refinance the outstanding amounts under the then existing lease agreements of the vessels Star Magnanimus and Star Alessia. Each tranche is repayable in 28 consecutive, quarterly principal payments of $535 and $311, plus a balloon payment of $17,120 and $ 8,700, respectively, for each of the two vessels, both due seven years after the drawdown date. The remaining two tranches of $1,400 each, were drawn in May 2019 and November 2019 and were used to finance the acquisition and installation of scrubber equipment for the aforementioned vessels. Both tranches are repayable in 16 equal quarterly installments of $88 each. Under the ING $47,800 Facility, two tranches of $22,500, were drawn in October 2018, which are repayable in 28 equal quarterly installments of $469 and a balloon payment of $9,375 payable together with the last installment and used to refinance the outstanding amount under the then existing agreement with Deutsche Bank (the “Deutsche Bank $85,000 Facility”) of the vessels Peloreus and Leviathan. In addition under the ING $47,800 Facility two tranches of $1,400 each, were drawn in July 2019 and used to finance the acquisition and installation of scrubber equipment for the vessels Peloreus and Leviathan. The respective tranches are repayable in 16 quarterly installments, of $88 each. The ING $100,600 Facility is secured by a first priority mortgage on the vessels Peloreus, Leviathan, Star Magnanimus and Star Alessia.

v) Citibank $62,600 Facility:

On May 8, 2019, the Company entered into a loan agreement with Citibank N.A., London Branch (the “Citibank $62,600 Facility”). In May 2019, the Company drew the aggregate amount of $62,563, which was used, together with cash on hand, to refinance the outstanding amounts under the then existing lease agreements of the vessels Star Virgo and Star Marisa. The facility is repayable in 20 quarterly principal payments of $1,298 and a balloon payment of $36,611 payable simultaneously with the last quarterly installment, which is due in May 2024. The Citibank $62,600 Facility is secured by a first priority mortgage on the aforementioned vessels.

vi) CTBC Facility:

On May 24, 2019, the Company entered into a loan agreement with CTBC Bank Co., Ltd, (the “CTBC Facility”), for an amount of $35,000, which was used to refinance the outstanding amount under the then existing lease agreement of the vessel Star Karlie. The facility is repayable in 20 quarterly principal payments of $730 and a balloon payment of $20,400 payable simultaneously with the last quarterly installment, which is due in May 2024. The CTBC Facility is secured by first priority mortgage on the aforementioned vessel.

vii) NTT Facility:

On July 31, 2019, the Company entered into a loan agreement with a wholly owned subsidiary of NTT Finance Corporation (the “NTT Facility”), for an amount of $17,500. The amount was drawn in August 2019 and was used to refinance the outstanding amount of $11,161 of the vessel Star Aquarius under the then existing loan with NIBC (the “NIBC $32,000 Facility”). The facility is repayable in 27 quarterly principal payments of $313 and a balloon payment of $9,063, which is due in August 2026. The NTT Facility is secured by first priority mortgage on the vessel Star Aquarius.

viii) CEXIM $106,470 Facility:

On September 23, 2019, the Company entered into a loan agreement with China Export-Import Bank (the “CEXIM $106,470 Facility”) for an amount of $106,470, which was used to refinance the outstanding amounts under the then existing lease agreements of the vessels Katie K, Debbie H and Star Ayesha. The facility was available in three tranches of $35,490 each, which were drawn in November 2019 and are repayable in 40 equal quarterly installments of $739 and a balloon payment of $5,915 payable together with the last installment. The CEXIM $106,470 Facility is secured by first priority mortgages on the three aforementioned vessels.

ix)        NBG $30,000 Facility:

On April 19, 2018, the Company entered into a loan agreement with the National Bank of Greece (the “NBG $30,000 Facility”), for the refinancing of the then existing agreement with Commerzbank (the “Commerzbank $120,000 Facility”). On May 3, 2018, the Company drew $30,000 under the NBG $30,000 Facility, which was used along with cash on hand to fully repay the outstanding amount of $34,726 under the Commerzbank $120,000 Facility. The NBG $30,000 Facility matures in February 2023. During 2019, an amount of $16,326 in aggregate, was prepaid in connection with the sale of four vessels under the NBG $30,000 Facility (Note 5) and the quarterly installments were amended to $359, and the final balloon payment, which is payable together with the last installment, was amended to $4,516. As of December 31, 2020, the NBG $30,000 Facility is secured by a first priority mortgage on the vessels Star Theta and Star Iris.

x)       Credit Agricole $43,000 Facility:

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

xi)        HSBC $80,000 Facility:

On September 26, 2018, the Company entered into a loan agreement with HSBC Bank plc (the “HSBC $80,000 Facility”) to refinance the aggregate outstanding amount of $74,647 under the then existing agreement with HSH Nordbank (the “HSH Nordbank $64,500 Facility”) and with HSBC Bank plc (the “HSBC $86,600 Facility”). The amount of $80,000 was drawn on September 28, 2018. During 2019, an amount of $7,505 in aggregate, was prepaid in connection with the sale of the vessels Star Cosmo and Star Kappa (Note 5)  under the HSBC $80,000 Facility and the quarterly installments were amended to $2,140 and the final balloon payment, which is payable together with the last installment in August 2023, was amended to $29,095. As of December 31, 2020, the facility is secured by the vessels Kymopolia, Mercurial Virgo, Pendulum, Amami, Madredeus, Star Emily, Star Omicron, and Star Zeta.

xii)        DNB $310,000 Facility:

On September 27, 2018, the Company entered into a loan agreement with DNB Bank ASA (the “DNB $310,000 Facility”), for an amount of up to $310,000, available in two tranches. The first tranche of $240,000 was drawn on September 28, 2018 and used to refinance the aggregate outstanding amount of $240,440 under the then existing facilities with (i) ABN AMRO (the “ABN $87,458 Facility”), (ii) DNB, SEB and CEXIM (the “DNB-SEB-CEXIM $227,500 Facility”), (iii) DNB (the “DNB $120,000 Facility”), (iv) Deutsche Bank AG (the “Deutsche Bank AG $39,000 Facility”) and (v) ABN AMRO Bank N.V.(the “ABN AMRO Bank N.V $30,844 Facility”). During 2019 and 2020, an aggregate amount of $51,202 and $18,798, respectively, was drawn from the second tranche of $70,000, which was used to finance the acquisition and installation of scrubber equipment for the mortgaged vessels under the DNB $310,000 Facility. The DNB $310,000 Facility matures in September 2023. During 2020, an amount of $131,091, in aggregate, from both tranches, was prepaid, in connection with the refinancing of the vessels Star Sirius, Star Vega, Gargantua, Goliath, Maharaj, Diva, Star Charis, Star Suzanna and Star Gina 2GR   with proceeds received from the sale and lease back transactions with CMBL and ICBC (Note 7) and from the CEXIM $57,564 Facility, discussed above. The quarterly installments of the first tranche were amended to $3,979, and the final balloon payment, which is payable together with the last installment, was amended to $30,240. The quarterly installments of the second tranche were amended to $1,778, and the final balloon payment, which is payable together with the last installment, was amended to $10,698. As of December 31, 2020, the DNB $310,000 Facility is secured by a first priority mortgage on the vessels Big Bang, Strange Attractor, Big Fish, Pantagruel, Star Nasia, Star Danai, Star Renee, Star Markella, Star Laura, Star Moira, Star Jennifer, Star Mariella, Star Helena, Star Maria, Star Triumph, Star Angelina and Star Gwyneth.

xiii) Citi $130,000 Facility:

On October 18, 2018, the Company entered into a loan agreement with Citibank N.A., London Branch (the “Citi $130,000 Facility”) for an amount of up to $130,000, to refinance the aggregate outstanding amount of $100,075 under the then existing agreement with Citibank N.A., London Branch (the “Citi Facility”) and the existing indebtedness of five of the Augustea Vessels. The amount under Citi $130,000 Facility was available in two equal tranches of $65,000, which were drawn on October 23, 2018 and November 5, 2018. Each tranche is repayable in 20 equal quarterly installments of $1,825, commencing in January 2019, and a balloon payment along with the last installment in an amount of $28,500. The Citi $130,000 Facility is secured by a first priority mortgage on the vessels Star Pauline, Star Angie, Star Sophia, Star Georgia, Star Kamila and Star Nina and five of the Augustea Vessels Star Eva, Star Paola, Star Aphrodite, Star Lydia and Star Nicole.

xiv)       ABN $115,000 Facility:

On December 17, 2018, the Company entered into a loan agreement with ABN AMRO Bank (the “ABN $115,000 Facility”), for an amount of up to $115,000 available in four tranches. The first and the second tranches of $69,525 and $7,900, respectively, were drawn on December 20, 2018. The first tranche was used to refinance the then existing indebtedness of four of the Augustea Vessels Star Virginia, Star Scarlett, Star Jeannette and Star Audrey and the second was used to partially finance the acquisition cost of Star Bright . The first and the second tranche are repayable in 20 equal quarterly installments of $1,705 and $282 respectively, and balloon payments are due in December 2023 along with the last installment in an amount of $35,428 and $2,260, respectively. The remaining two tranches of $17,875 each, were drawn in January 2019 and were used to partially finance the acquisition cost of Star Marianne and Star Janni (Note 5). Each of the third and the fourth tranche is repayable in 19 equal quarterly installments of $672 and balloon payment in December 2023 along with the last installment in an amount of $5,114. The loan is secured by a first priority mortgage on the vessels Star Virginia, Star Scarlett, Star Jeannette, Star Audrey, Star Bright, Star Marianne and Star Janni.

xv)       Assumed debt as part of the acquisition of Augustea Vessels:

As part of the acquisition of the Augustea Vessels the Company assumed debt of approximately $308,279 including lease financing of $127,101 through bareboat leases for four of the Augustea vessels. During the fourth quarter of 2018, the Company used proceeds from (i) the second tranche of Citi $130,000 Facility to refinance the aggregate outstanding amount of $60,790 under the then existing agreement with Credit Suisse for five Augustea Vessels and (ii) the first tranche of ABN $115,000 Facility to refinance the aggregate outstanding amount of $69,907 under the then existing agreement with ABN AMRO for four Augustea Vessels. The remaining three Augustea vessels are financed under the two loan agreements described below:

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

b) Bank of Tokyo Facility:

Bank of Tokyo provided financing under secured term loan agreement for the vessel Star Monica (the “Bank of Tokyo Facility”). On August 3, 2018, the date of the acquisition of the Augustea Vessels, the outstanding amount of the Bank of Tokyo Facility was $16,000 and is repayable in 17 remaining quarterly installments, the first sixteen of which are in the amount of $346 and the seventeenth is in an amount of $10,464. The loan is secured by a first priority mortgage on the vessel Star Monica.

xvi)        Issuance of 8.30% 2022 Notes:

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

All of the Company’s aforementioned facilities are secured by a first-priority ship mortgage on the financed vessels under each facility and general and specific assignments and guaranteed by Star Bulk Carriers Corp except for the Citi $130,000 Facility which is also guaranteed by Star ABY LLC and the Bank of Tokyo Facility which is only guaranteed by Star ABY LLC.

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

Furthermore, the Company’s credit facilities and senior notes contain financial covenants requiring the Company to maintain various financial ratios, including among others:

•	a minimum percentage of aggregate vessel value to secured loans (security cover ratio or “SCR”);
•	a maximum ratio of total liabilities to market value adjusted total assets;
•	a minimum liquidity; and
•	a minimum market value adjusted net worth.

As of December 31, 2019 and 2020, the Company was required to maintain minimum liquidity, not legally restricted, of $58,000, respectively, which is included within “Cash and cash equivalents” in the consolidated balance sheets. In addition, as of December 31, 2019 and 2020, the Company was required to maintain minimum liquidity, legally restricted, of $8,443 and $ 12,320, respectively, which is included within “Restricted cash” current and non-current, in the consolidated balance sheets.

As of December 31, 2020, the Company was in compliance with the applicable financial and other covenants contained in its debt agreements, including the 2022 Notes and lease financings described in Note 7.

The weighted average interest rate (including the margin) related to the Company’s existing debt, 2022 Notes and lease financings for the years ended December 31, 2018, 2019 and 2020 was 5.59%, 5.28% and 3.63%, respectively. The commitment fees incurred during the years ended December 31, 2018, 2019 and 2020, with regards to the Company’s unused amounts under its credit facilities were, $1,049 $806 and $65, respectively. There are no undrawn portions as of December 31, 2020, other than the available amount under the HSBC Working Capital Facility. The principal payments required to be made after December 31, 2020, are as follows:

Twelve month periods ending	Amount
December 31, 2021	$144,900
December 31, 2022	169,196
December 31, 2023	326,911
December 31, 2024	144,741
December 31, 2025	184,902
December 31, 2026 and thereafter	126,710
Total Long term bank loans	$1,097,360
Unamortized loan issuance costs	(13,761)
Total Long term bank loans, net	$1,083,599
Current portion of long term bank loans	144,900
Long term bank loans, net of current portion and unamortized loan issuance costs	938,699

The 2022 Notes mature in November 2022 and are presented in the consolidated balance sheets as of December 31, 2020, net of unamortized notes issuance costs of $768.

All of the Company’s bank loans and applicable lease financings bear interest at LIBOR plus a margin, except for DSF $55,000 Facility described above. The amounts of “Interest and finance costs” included in the consolidated statements of operations are analyzed as follows:

	Years ended December 31,
	2018	2019	2020
Interest on financing agreements	$69,977	$81,393	$58,379
Less: Interest capitalized	(1,753)	(1,018)	—
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other Comprehensive Income (Note 20)	(3)	—	848
Amortization of debt (loan, lease & notes) issuance costs	3,253	5,590	7,815
Other bank and finance charges	2,241	1,652	2,513
Interest and finance costs	$73,715	$87,617	$69,555

In connection with the prepayments described above and of lease financings, discussed in Note 7, following the sale of mortgaged vessels and the refinancing of certain credit facilities, during the years ended December 31, 2018, 2019 and 2020, $2,383, $1,229 and $3,701, respectively, of unamortized debt issuance costs were written off. In addition during the years ended December 31, 2019 and 2020, $2,297 and $1,223 of expenses were incurred in connection with the aforementioned prepayments. All aforementioned amounts are included under “Loss on debt extinguishment” in the consolidated statements of operations.

10.       Preferred, Common Shares and Additional paid in capital:

Preferred Shares: Star Bulk is authorized to issue up to 25,000,000 preferred shares, $0.01 par value with such designations, as voting, and other rights and preferences, as determined by the Board of Directors. As of December 31, 2019 and 2020 the Company had not issued any preferred shares.

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

On June 29, 2018, a fund affiliated with Oaktree Capital Management, L.P. sold 5,000,000 common shares of the Company that it owned under a shelf registration statement filed by the Company. The Company did not sell any common shares and did not receive any proceeds as a result of this secondary sale. In addition, in September 2018, the Company filed a new shelf registration statement, which included all selling shareholders that had registration rights. In connection with these transactions the Company incurred and accrued aggregate offering expenses of $2,032, which are separately presented in the consolidated statement of shareholders’ equity for the year ended December 31, 2018.

As further discussed in Note 3, during the year ended December 31, 2018, the Company issued 3,304,735 common shares, 13,725,000 common shares and 10,331,313 common shares in connection with the OCC Vessel Purchase Transaction, Songa Vessel Purchase Transaction and Augustea Vessel Purchase Transaction, respectively. In addition, pursuant to the post-closing adjustments set forth in the underlying agreement, in October 2018, the Company cancelled 53,978 common shares out of those issued as part of the consideration for the Augustea Vessel Purchase Transaction, reducing the total shares consideration issued in connection with the Augustea Vessel Purchase Transaction to 10,277,335. Lastly, in October 2018 the Company issued 291,300 common shares in connection with the acquisition of Star Bright.

In addition, during the year ended December 31, 2018, the Company issued 868,975 common shares to the Company’s directors and employees in connection with its equity incentive plans (Note 13).

On November 29, 2018, the Company announced a share repurchase program to purchase up to an aggregate of $50.0 million of the Company’s common shares. The timing and amount of any repurchases will be in the sole discretion of the Company’s management team, and will depend on legal requirements, market conditions, share price, alternative uses of capital and other factors. The Company is not obligated under the terms of the program to repurchase any of its common shares. The repurchase program has no expiration date and may be suspended or terminated by the Company at any time without prior notice. Common shares repurchased as part of this program will be cancelled by the Company. Pursuant to this share repurchase program, during the fourth quarter of 2018, the Company repurchased 341,363 of its common shares in open market transactions at an average price of $9.17 for an aggregate consideration of $3,145, including minor commissions. All the aforementioned repurchased shares were canceled and removed from the Company’s share capital on January 3, 2019.

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

During the year ended December 31, 2019, the Company issued 883,700 shares to the Company’s directors and employees in connection with its equity incentive plans (Note 13). On November 20, 2019, the Company’s Board of Directors declared a cash dividend of $4,804 (or $0.05 per common share) for the third quarter 2019, in line with the dividend policy established in November 2019. The total dividend amount was paid in December 2019.

During the year ended December 31, 2020, the Company issued 1,073,490 shares to the Company’s directors and employees in connection with its equity incentive plans (Note 13). In addition, within 2020 the Company paid a cash dividend of $ 4,804 (or $0.05 per common share) for the fourth quarter of 2019, in line with the dividend policy established in November 2019.

11.       Other operational gain:

For the years ended December 31, 2019 and 2020, other operational gain of $2,423 and $3,231, was recognized, mainly consisting of gain from hull and machinery insurance claims.

12.       Management fees:

The Company has engaged Ship Procurement Services S.A. (“SPS”), a third party company, to provide to its fleet certain procurement services. During the years ended December 2018 and 2019, the Company entered into the following management agreements with: i) Augustea Technoservices Ltd and Songa Shipmanegement Ltd to provide technical management to certain of its vessels, following the completion of the Augustea Vessel Purchase Transaction and Songa Vessel Purchase Transaction (Note 3) and ii) Equinox Maritime Ltd, Zeaborn GmbH & Co. KG and Technomar Shipping Inc to provide certain management services to certain of its vessels. Total management fees under the aforementioned management agreements in effect for the years ended December 31, 2018, 2019 and 2020, were $11,321, $17,500 and $18,405, respectively, and are included in “Management fees” in the consolidated statements of operations.

13.       Equity Incentive Plans:

On April 13, 2015, the Board of Directors granted share purchase options of up to 104,250 common shares to certain executive officers, at an option exercise price of $27.50 per share. These options are exercisable in whole or in part between the third and the fifth anniversary of the grant date, subject to the respective individuals remaining employed by the Company at the time the options are exercised. The options expired in April 2020 without being exercised.

On February 27, 2018, the Company’s Board of Directors adopted the 2018 Equity Incentive Plan (the “2018 Plan”) and reserved for issuance 700,000 common shares thereunder. The terms and conditions of the 2018 Plan are substantially similar to the terms and conditions of the Company’s previous equity incentive plans. On the same date, 396,500 restricted common shares were granted to certain of the Company’s directors and officers of which 253,500 restricted common shares vested on August 27, 2018, 71,500 restricted common shares vested on February 27, 2019 and the remaining 71,500 restricted common shares vested on February 27, 2021. The fair value of each share was determined based on the closing price of the Company’s common shares on the grant date, February 27, 2018. In addition, on April 9, 2018, 276,000 restricted common shares were granted to the Company’s employees, all of which vested on August 27, 2018. The fair value of each share was determined based on the closing price of the Company’s common shares on the grant date, April 9, 2018.

On January 7, 2019, the Company’s Board of Directors and Compensation Committee established an incentive program for key employees, pursuant to which an aggregate of 4,000,000 restricted share units (each, a “RSU”), comprising of 10 tranches of 400,000 RSU each, will be issued. The fair value of each issuable share was determined based on the closing price of the Company’s common shares on the grant date, January 7, 2019. Each RSU represents, upon vesting, a right for the beneficiary to receive one common share of the Company. The RSUs are subject to the satisfaction of certain performance conditions, which apply if the Company’s fleet performs better than the relevant dry bulk charter rate indices as reported by the Baltic Exchange (the “Indices”) during 2020 and 2021. The RSUs start to vest if the Company’s fleet performs better than the Indices by at least $120,000, and vest in increasing amounts if and to the extent the performance of the Company’s fleet exceeds the performance that would have been derived based on the Indices by up to an aggregate of $300,000. Subject to the vesting conditions being met on April 30, 2021 and April 30, 2022 (each, a “Vesting Date”) 2,000,000 RSUs will vest on each Vesting Date, on tranches based on the level of performance, and the relevant common shares of the Company will be issued by the Company and distributed to the relevant beneficiaries as per the allocation of the Board of Directors. Any non-vested RSUs at the applicable Vesting Date will be cancelled. As of December 31, 2019, the Company took the view that only for one tranche of the RSUs which vest on April 30, 2022, the likelihood of vesting met the “more likely than not” threshold under US GAAP and as a result amortization expense for these 400,000 RSUs of $1,235 was recognized and is included under “General and administrative expenses” in the consolidated statement of operations for the year ended December 31, 2019. During the year ended and as of December 31, 2020, the Company determined that the current likelihood of vesting for any of the 4,000,000 RSUs does not meet a “more likely than not” threshold under US GAAP. As a result, the previously recognized expense of $1,235 was reversed in 2020 and is included under “General and administrative expenses” in the consolidated statement of operations for the year ended December 31, 2020.

On May 22, 2019, the Company’s Board of Directors adopted the 2019 Equity Incentive Plan (the “2019 Plan”) and reserved for issuance 900,000 common shares thereunder. The terms and conditions of the 2019 Plan were substantially similar to the terms and conditions of the Company’s previous equity incentive plans. On the same date, 885,000 restricted common shares were granted to certain of the Company’s directors, officers and employees of which 685,462 restricted common shares vested in August 2019, 99,769 restricted common shares vested in August 2020 and the remaining 99,769 restricted common shares will vest in August 2022.  The fair value of each share was determined based on the closing price of the Company’s common shares on the grant date, May 22, 2019.

On May 25, 2020, the Company’s Board of Directors adopted the 2020 Equity Incentive Plan (the “2020 Plan”) and reserved for issuance 1,100,000 common shares thereunder. The terms and conditions of the 2020 Plan are substantially similar to the terms and conditions of the Company’s previous equity incentive plans. On the same date, all of the 1,100,000 restricted common shares were granted to certain of the Company’s directors, officers and employees of which 855,380 restricted common shares vested in August 2020, 122,310 restricted common shares vest in May 2021 and the remaining 122,310 restricted common shares vest in May 2023.  The fair value of each share was $5.09, based on the closing price of the Company’s common shares on the grant date.

Pursuant to the aforementioned equity incentive plans, during the years ended December 31, 2018, 2019 and 2020 the Company issued 868,975 common shares, 883,700 common shares and 1,073,490 common shares, respectively.

All non-vested shares and options vest according to the terms and conditions of the applicable award agreements. The grantee does not have the right to vote the non-vested shares or exercise any right as a shareholder of the non-vested shares, although the issued and non-vested shares pay dividends as declared. The dividends with respect to these shares are forfeitable if the service conditions are not fulfilled. Share options have no voting or other shareholder rights. For the year ended December 31, 2018, the Company paid no dividends on non-vested shares.

For the years ended December 31, 2019 and 2020 the Company paid $14 each year for dividends to non-vested shares.

The shares which are issued in accordance with the terms of the Company’s equity incentive plans or awards remain restricted until they vest. For the years ended December 31, 2018, 2019 and 2020, the share based compensation cost (including the RSUs) was $8,072, $7,943 and $4,624 respectively, and is included under “General and administrative expenses” in the consolidated statements of operations. There were no forfeitures of non-vested shares or options during the years 2018, 2019 and 2020.

A summary of the status of the Company’s non-vested restricted shares as of December 31, 2018, 2019 and 2020, and the movement during these years, is presented below:

	Number of shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2018	280,000	$8.09
Granted	672,500	11.68
Vested	(809,500)	10.29
Unvested as at December 31, 2018	143,000	$12.49

Unvested as at January 1, 2019	143,000	$12.49
Granted	885,000	8.13
Vested	(756,962)	8.54
Unvested as at December 31, 2019	271,038	$9.28

Unvested as at January 1, 2020	271,038	$9.28
Granted	1,100,000	5.09
Vested	(955,149)	5.41
Unvested as at December 31, 2020	415,889	$7.09

A summary of the status and movement of the Company’s non-vested share options as of each of the years ended December 31, 2018, 2019 and the period from January 1, 2020 until April 13, 2020 when these options expired is presented below.

Options	Number of options	Weighted average exercise price	Weighted Average Grant Date Fair Value
Outstanding at beginning of period	104,250	$27.5	$7.0605
Granted	-	-	-
Vested	-	-	-
Outstanding at end of period	104,250	$27.5	$7.0605

As of December 31, 2020, the estimated compensation cost relating to non-vested restricted share awards not yet recognized was $1,200 and is expected to be recognized over the weighted average period of 1.64 years. The total fair value of shares vested during the years ended December 31, 2018, 2019 and 2020 was $10,745, $7,703 and $6,681, respectively.

14.       Earnings / (Loss) per share:

All common shares issued (including the restricted shares issued under the Company’s equity incentive plan) have equal rights to vote and participate in dividends. The restricted shares issued under the Company’s equity incentive plans are subject to forfeiture provisions set forth in the applicable award agreement. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. For the purpose of calculating diluted earnings / (loss) per share, the weighted average number of diluted shares outstanding includes the incremental shares assumed issued, determined in accordance with the treasury stock method. For the years ended December 31, 2018 and 2019 and until their expiry in April 2020, the effect of 104,250 non-vested share options was anti-dilutive. For the year ended December 31, 2019, during which the Company incurred losses, the effect of 271,038 non-vested shares, would be anti-dilutive. Hence for the year ended December 31, 2019 “Basic loss per share” equals “Diluted loss per share.” For the years ended December 31, 2018 and 2020 the denominator of the diluted earnings per share calculation includes 264,884 and 153,216 shares, respectively, being the number of incremental shares assumed issued under the treasury stock method .

The Company calculates basic and diluted loss per share as follows:

	Years ended December 31,
	2018	2019	2020
Income / (Loss) :
Net income / (loss)	$58,397	$(16,201)	$9,660

Basic earnings / (loss) per share:
Weighted average common shares outstanding, basic	77,061,227	93,735,549	96,128,173
Basic earnings / (loss) per share	$0.76	$(0.17)	$0.10

Effect of dilutive securities:
Dillutive effect of non vested shares	264,884	-	153,216
Weighted average common shares outstanding, diluted	77,326,111	93,735,549	96,281,389

Diluted earnings / (loss) per share	$0.76	$(0.17)	$0.10

15.       Accrued liabilities:

The amounts shown in the consolidated balance sheets are analyzed as follows:

	December 31, 2019	December 31, 2020
Audit fees	$232	$341
Legal fees	40	137
Other professional fees	1,540	2,300
Vessel Operating and voyage expenses	37,555	12,481
Loan and interest rate swaps interest and financing fees	7,394	5,547
Income tax	-	134
Total Accrued Liabilities	$46,761	$20,940

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

a)       Taxation on Marshall Islands Registered Companies and tonnage tax

Under the laws of the countries of the shipowning companies’ incorporation and/or vessels’ registration, the shipowning companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes. In addition, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Hellenic Republic. The technical managers of the Company’s vessels, which are established in Greece under Greek Law 89/67, are responsible for the filing and payment of the respective tonnage tax on behalf the Company. Furthermore, under the New Tonnage Tax System (“TTS”) for Cypriot merchant shipping, qualifying ship managers who opted and are accepted to be taxed under the TTS are subject to an annual tax referred to as tonnage tax, which is calculated on the basis of the net tonnage of the qualifying ships they manage. The technical managers of the Company’s vessels, which are established and operate in Cyprus, are responsible for the filing and payment of the respective tonnage tax. These taxes for 2018, 2019 and 2020 were $1,506, $2,087 and $2,103, respectively, and have been included under “Vessel operating expenses” in the consolidated statements of operations (Note 19).

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

For the taxable years 2018, 2019 and 2020 the Company believes that it was exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that it satisfies the Publicly Traded Test for these years because it is not subject to the 5% Override Rule.

c)       Other Taxation

In addition to the tax consequences described above, the Company may be subject to tax in one or more other jurisdictions, including Malta, Germany, Singapore and Switzerland, where the Company conducts activities through certain of its subsidiaries. The Company believes that its tax exposure for years ended December 31, 2018, 2019 and 2020 in the above jurisdictions is immaterial. The amount of income taxes recognized with respect to these jurisdictions for the years ended December 31, 2018, 2019 and 2020 was $61, $109 and $152, respectively, and is included under “Income taxes” in the consolidated statements of operations.

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

b)       Other contingencies:

Contingencies relating to Heron

On July 11, 2014, Oceanbulk Shipping became a wholly owned subsidiary of the Company. Oceanbulk Shipping owned a convertible loan, which was convertible into 50% of Heron Ventures Ltd’s (“Heron”) equity. After the conversion of the loan, on November 5, 2014, Heron was a 50-50 joint venture between Oceanbulk Shipping and ABY Group Holding Limited, and Oceanbulk Shipping shared joint control over Heron with ABY Group Holding Limited. Based on the applicable related agreements, neither party will entirely control Heron. In addition, any operational and other decisions with respect to Heron will need to be jointly agreed between Oceanbulk Shipping and ABY Group Holding Limited. As of December 31, 2017, all vessels previously owned by Heron have been either sold or distributed to its equity holders. While Oceanbulk Shipping and ABY Group Holding Limited intend that Heron eventually will be dissolved shortly after receiving permission from local authorities in Malta, until that occurs, contingencies to the Company may arise. However, the pre-transaction investors in Heron effectively remain as ultimate beneficial owners of Heron, until Heron is dissolved on the basis that, according to the agreement governing the Merger, any cash received or paid by the Company from the final liquidation of Heron will be settled accordingly by the pre-Merger investors in Oceanbulk (the “Oceanbulk Sellers”). The Company had no outstanding balance with the Oceanbulk Sellers as of December 31, 2017 and thereafter. In July 2018, ABY Group Holding Limited transferred to ABY Floriana Limited its interests to Heron. The Company concluded that there should not be significant financial impact and therefore no provision has been made.

c)       Commitments:

The following table sets forth inflows and outflows, related to the Company’s charter party arrangements and other commitments, as of December 31, 2020.

	Twelve month periods ending December 31,
+ inflows/ - outflows	Total	2021	2022	2023	2024	2025	2026 and thereafter
Future,minimum, non-cancellable charter revenue (1)	$35,636	$35,636	$-	$-	$-	$-	$-
Acquisition of second-hand vessels (2)	(61,239)	(61,239)	-	-	-	-	-
Vessel BWTS (3)	(23,205)	(23,205)	-	-	-	-	-
Office rent (4)	(963)	(351)	(337)	(228)	(47)	-	-
Total	$(49,771)	$(49,159)	$(337)	$(228)	$(47)	$-	$-

(1)	The amounts represent the minimum contractual charter revenues to be generated from the existing, as of December 31, 2020, non-cancellable time charter agreements, until their expiration, net of address commission, assuming no off-hire days, other than those related to scheduled interim and special surveys of the vessels. As disclosed in Note 8, within the first quarter of 2021 the time charter agreement for vessel Star Karlie, which accounts for $3,900 of the future, minimum, non-cancellable charter revenue included in the table above, was early terminated within the first quarter of 2021.
(2)	The amount reflects the total consideration for the E.R. Acquisition Vessels discussed in Note 5 in form of $39,000 in cash financed by SEB $39,000 Facility (Note 21a) and 2,100,000 of Company’s common shares, issued on January 26, 2021 to E.R., when the vessels were delivered to the Company.
(3)	The amounts represent the Company’s commitments as of December 31, 2020, for installation of Ballast Water Treatment System (“BWTS”) on its vessels so as to comply with environmental regulations.
(4)	The amount reflects the minimum rental payments under the office rental agreements that the Company is party to as of December 31, 2020. The weighted average remaining lease term of these office rent arrangements as of December 31, 2020 is 2.92 years. Please also refer to Note 3 for office rent agreements entered into with related parties.

18.       Voyage revenues:

The following table shows the voyage revenues earned from time charters, voyage charters and pool agreements for the years ended December 31, 2018, 2019 and 2020, as presented in the consolidated statements of operation:

	Years ended December 31,
	2018	2019	2020

Time charters	$397,499	$373,927	$309,503
Voyage charters	253,812	437,779	385,482
Pool revenues	250	9,659	(1,744)
	$651,561	$821,365	$693,241

As of December 31, 2020, trade accounts receivable, net decreased by $20,322 (excluding the provision for doubtful debt), and deferred revenue increased by $4,301 compared to December 31, 2019. These changes were mainly attributable to the timing of collections.

Further, as of December 31, 2020, deferred assets related to revenue contracts (included within “Other current assets”) decreased by $672 compared to December 31, 2019, from $2,859 to $2,187. This change was mainly attributable to the timing of commencement of revenue recognition. Under ASC 606, unearned voyage charter revenue represents the consideration received for undelivered performance obligations. The Company recorded $7,374 as unearned revenue related to voyages in progress as of December 31, 2019, which were recognized in earnings during the year ended December 31, 2020 as the performance obligations were satisfied in that period. In addition, the Company recorded $11,675 as unearned revenue related to voyages in progress as of December 31, 2020, which was recognized in earnings during the year ended December 31, 2021 as the performance obligations were satisfied in that period.

The adjustment to Company’s revenues from the vessels operating in the CCL Pool (Note 3), deriving from the allocated pool result for those vessels as determined in accordance with the agreed-upon formula, for the years ended December 31, 2018, 2019 and 2020 was $1,126, $9,524 and ($3,695), respectively, and is included within “Pool Revenues” in the table above, while the corresponding adjustment to Company’s revenues from the Short Pool for the year ended December 31, 2020 was $1,923 and is included within “Pool Revenues” in the table above.

As discussed in Note 1, during 2018, 2019 and 2020 the Company chartered-in a number of third-party vessels, under short to medium-term leases (i.e., not exceeding 12 months, including optional extension periods), to increase its operating capacity in order to satisfy its clients’ needs. Revenues generated from those charter-in vessels during the years ended December 31, 2018, 2019 and 2020 amounted to $127,618, $185,311 and $36,234, respectively and are included in Voyage revenues in the consolidated statements of operations, out of which $18,661, $15,253 and $243, respectively, constitute sublease income deriving from time charter agreements.

19.       Voyage and Vessel operating expenses:

The amounts in the consolidated statements of operations are analyzed as follows:

	Years ended December 31,
	2018	2019	2020
Voyage expenses
Port charges	$37,215	$63,576	$55,738
Bunkers	72,287	146,089	130,800
Commissions – third parties	6,179	6,828	6,134
Commissions – related parties (Note 3)	3,400	3,850	3,780
Miscellaneous	2,515	2,619	3,606
Total voyage expenses	$121,596	$222,962	$200,058

Vessel operating expenses
Crew wages and related costs	$80,360	$103,701	$109,311
Insurances	7,544	10,311	13,002
Maintenance, repairs, spares and stores	26,368	25,675	37,947
Lubricants	8,494	9,833	10,669
Tonnage taxes (Note 16)	1,506	2,087	2,103
Pre-delivery and Pre-joining expenses	1,234	1,507	-
Miscellaneous	3,366	6,948	5,511
Total vessel operating expenses	$128,872	$160,062	$178,543

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

As of December 2019, the Company had no interest rate swaps open positions.

During the year ended December 31, 2020, the Company entered into various interest rate swaps with ING Bank N.V (“ING”), DNB Bank ASA (“DNB”), Skandinaviska Enskilda Banken AB (“SEB”), Citibank Europe PLC (“Citi”), Piraeus Bank and Alpha Bank to convert a portion of its debt from floating to fixed rate. The following table summarizes the interest rate swaps in place as of December 31, 2020.

Counterparty	Trading Date	Inception	Maturity	Fixed Interest Rate	Notional amount as of inception	Notional amount as of December 31, 2020
ING	Mar-20	29 March 2020	29 March 2026	0.7000%	$ 29,960	$ 28,355
DNB	Mar-20	30 March 2020	28 September 2023	0.6370%	$ 128,913	$ 74,442
SEB	Mar-20	30 March 2020	28 September 2023	0.6320%	$ 51,565	$ 29,819
ING	Mar-20	2 April 2020	2 October 2025	0.7000%	$ 39,375	$ 37,500
ING	Mar-20	3 April 2020	3 April 2023	0.6750%	$ 16,157	$ 15,536
SEB	Mar-20	30 April 2020	30 January 2025	0.7270%	$ 58,885	$ 56,179
Citi	Jun-20	30 July 2020	18 October 2023	0.3300%	$ 104,450	$ 100,800
Citi	Jun-20	10 August 2020	10 May 2024	0.3510%	$ 56,075	$ 54,777
Citi	Jun-20	22 June 2020	20 December 2023	0.3380%	$ 94,538	$ 87,878
Citi	Jun-20	29 June 2020	28 August 2023	0.3280%	$ 56,915	$ 52,635
Citi	Jun-20	21 July 2020	21 July 2023	0.3250%	$ 99,816	$ 97,598
Citi	Jun-20	28 August 2020	28 May 2024	0.3520%	$ 31,350	$ 30,620
Citi	Jun-20	1 September 2020	1 March 2024	0.3430%	$ 33,390	$ 32,772
ING July 20	Jul-20	6 July 2020	6 July 2026	0.3700%	$ 70,000	$ 67,083
Pireaus Bank	Jul-20	6 July 2020	6 July 2025	0.3880%	$ 50,350	$ 49,250
Alpha Bank	Aug-20	6 July 2020	7 July 2025	0.3200%	$ 35,000	$ 34,000

The above interest rate swaps were designated and qualified as cash flow hedges. The effective portion of the unrealized gains/losses from those swaps is recorded in Other Comprehensive Income / (Loss). No portion of the cash flow hedges was ineffective during the year ended December 31, 2020.

A loss of approximately $2,008 in connection with the interest rate swaps is expected to be reclassified into earnings during the following 12-month period when realized.

Forward Freight Agreements (“FFAs”) and Bunker Swaps:

During the years ended December 31, 2018, 2019 and 2020, the Company entered into a certain number of FFAs and options for FFAs on the Capesize, Panamax and Supramax indices. The results of the Company’s FFAs during the years ended December 31, 2018, 2019 and 2020 and the valuation of the Company’s open position as at December 31, 2019 and 2020 are presented in the tables below.

During the years ended December 31, 2018, 2019 and 2020, the Company entered into a certain number of bunker swaps. The results of the Company’s bunker swaps during the years ended December 31, 2018, 2019 and 2020 and the valuation of the Company’s open position as at December 31, 2019 and 2020 are presented in the tables below.

The amount of Gain/(loss) on interest rate swaps, net, Gain/(loss) on forward freight agreements and bunker swaps, net recognized in the consolidated statements of operations are analyzed as follows:

	Years ended December 31,
	2018	2019	2020
Consolidated Statement of Operations
Gain/(loss) on interest rate swaps, net
Unrealized gain/(loss) after de-designation of accounting hedging relationship (April 1, 2015)	$140	$-	$-
Realized gain/(loss) after de-designation of accounting hedging relationship (April 1, 2015)	(141)	-	-
Write-off of unrealized losses related to forecasted transactions which are no longer considered probable reclassified from other comprehensive income/(loss)	708	-	-
Total Gain/(loss) on interest rate swaps, net	$707	$-	$-

Interest and finance costs
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other comprehensive income/(loss) (Note 9)	3	-	(848)
Total Gain/(loss) recognized	$3	$-	$(848)

Gain/(loss) on forward freight agreements and bunker swaps, net
Realized gain/(loss) on forward freight agreements and freight options	(599)	6,043	(5,995)
Realized gain/(loss) on bunker swaps	1,491	(1,386)	20,856
Unrealized gain/(loss) on forward freight agreements and freight options	520	(321)	(430)
Unrealized gain/(loss) on bunker swaps	(1,859)	75	1,725
Total Gain/(loss) recognized	$(447)	$4,411	$16,156

The following table summarizes the valuation of the Company’s derivative financial instruments as of December 31, 2019 and 2020, based on Level 1 quoted market prices in active markets.

		Quoted Prices in Active Markets for Identical Assets (Level 1)
		December 31, 2019		December 31, 2020
	Balance Sheet Location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Freight derivatives - current	Derivatives, current asset portion	216	—	—	-
Total		$ 216	—	—	-
LIABILITIES
Freight derivatives - current	Derivatives, current liability portion	$ -	-	$ 212	-
Bunker swaps - current	Derivatives, current liability portion	1,724	—	—	-
Total		$1,724	-	$ 212	-

Certain of the Company’s derivative financial instruments discussed above require the Company to periodically post additional collateral depending on the level of any open position under such financial instruments, which as of December 31, 2019 and 2020 amounted to $407 and $895, respectively, and are included within “Restricted cash, current” in the consolidated balance sheets.

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans and bareboat leases (Level 2), bearing interest at variable interest rates, approximates their recorded values as of December 31, 2020, due to the variable interest rate nature thereof. The fair value of the DSF $55,000 Facility, measured through level 2 inputs (such as interest rate curves) is $53,973, which is $1,088 higher than the loan’s book value of $52,885.

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2019 and 2020, based on Level 2 observable market based inputs or unobservable inputs that are corroborated by market data.

		Significant Other Observable Inputs (Level 2)
		December 31, 2019		December 31, 2020
	Balance Sheet Location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
LIABILITIES
Interest rate swaps - current	Derivatives, current liability portion	$ -	-	$ -	1,727
Interest rate swaps - non-current	Derivatives, non-current liability portion	$ -	-	$ -	2,265
Total		$ -	-	$ -	3,992

The 2022 Notes have a fixed rate, and their estimated fair value as of December 31, 2019 and 2020, determined through Level 1 inputs of the fair value hierarchy (quoted price on NASDAQ under the ticker symbol SBLKZ), was approximately $51,360 and $51,280, respectively.

Fair value hedge designation

In order to mitigate its exposure to the foreign currency risk arising from its commitments in connection with its vessels’ scrubber retrofitting program, denominated in Euro, in early April 2018 the Company converted some of its cash held in US dollars to Euro in an amount sufficient to cover 100% of its fixed orders and approximately 50% of its then optional orders with respect to the scrubber retrofitting program. During the fourth quarter of 2018 an additional amount of cash in USD was converted to Euro with the total amount of Euro converted being approximately €70.8 million, of which approximately €20.5 million was related to the fixed orders at the time of designation. This amount was held until the payments under the contracts for scrubbers (or “unrecognized firm commitment”) were made. The Euro conversions corresponding to the fixed orders at that time were designated, on April 3, 2018, as a fair value hedge with the portion of the unrecognized firm commitment corresponding to the fixed orders being the “hedged item” and the Euro deposits corresponding to the fixed orders being the “Hedging Instrument”. Because the critical terms (currency, timing, and notional amounts) of the hedged item and the hedging instrument matched in all material respects, the hedge was considered to highly offset changes in the fair value of the unrecognized firm commitment attributable to changes in the USD/Euro exchange rates. The foreign exchange loss recognized from the re-measurement of the total Euro conversions discussed above during the year ended December 31, 2018 was $3,159 and is included in “Interest and other income/(loss)” in the consolidated statement of operations. The cumulative amount of fair value hedging adjustment that was attributable to the aforementioned hedge during the year ended December 31, 2018 was $1,609 and is reflected within “Vessels and other fixed assets, net”, in the consolidated balance sheet, following the recognition of the corresponding firm commitment during the year. The corresponding gain of $1,609 recognized from April 3, 2018 to December 31, 2018 is recorded within “Interest and other income/(loss)” in the consolidated statement of operations. The ineffective portion of the aforementioned hedge as of December 31, 2018 was $39 and is reflected within “Interest and other income/(loss)” in the consolidated statement of operations. As of December 31, 2018, the entire amount of €20.5 million Euro conversions associated with this hedging relationship had been used and no such hedging relationship was designated in 2019 and 2020.

Fair value on a nonrecurring basis

The Company reviewed, in 2018, 2019 and 2020 the recoverability of the carrying amount of its vessels.

During 2018 and 2019, the Company recognized impairment losses of $17,784 and $3,411, respectively, related to the agreed and intended sale of certain operating vessels. The carrying value of the respective vessels was written down to the fair value as determined by reference to their agreed or negotiated sale prices (Level 2).

The following table summarizes the valuation of these assets measured at fair value on a non-recurring basis as of December 31, 2018:

Long-lived assets held and used	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Impairment loss
	(Level 1)	(Level 2)	(Level 3)
Held for sale	$ -	$ 5,949	$ -	$ 1,606
Vessels, net	$ -	$ 14,893	$ -	$ 16,178
TOTAL	$ -	$ 20,842	$ -	$ 17,784

The table following table summarizes the valuation of these assets measured at fair value on a non-recurring basis as of December 31, 2019:

Long-lived assets held and used	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Impairment loss
	(Level 1)	(Level 2)	(Level 3)
Vessels, net	$ -	$ 24,475	$ -	$ 3,411
TOTAL	$ -	$ 24,475	$ -	$ 3,411

The Company’s impairment analysis as of December 31, 2020, indicated that the carrying amount of the Company’s vessels, was recoverable, and therefore, the Company concluded that no impairment charge was necessary.

21.       Subsequent Events:

a) On January 22, 2021, the Company entered into a loan agreement with SEB for an amount of $39,000 (the “SEB $39,000 Facility”). The amount was drawn on January 25, 2021 and used to finance the cash consideration for the E.R. Acquisition Vessels (Note 5), which were delivered to the Company on January 26, 2021. The facility matures five years after the drawdown and is secured by first priority mortgages on the three aforementioned vessels.

b) On February 2, 2021, the Company entered into an agreement with Eneti Inc. (NYSE: NETI), formerly known as Scorpio Bulkers Inc., and certain other parties to acquire seven vessels, consisting of three Ultramax vessels, the SBI Pegasus, the SBI Ursa (renamed to Star Bovarius) and the SBI Subaru, and four Kamsarmax vessels, the SBI Capoeira, the SBI Carioca, the SBI Lambada and the SBI Macarena, (the “Eneti Acquisition Vessels”) by assuming the outstanding lease obligations of the Eneti Acquisition Vessels. The assumption of the lease obligations will be effected through the execution of seven tripartite novation agreements between a Chinese financial institution, Eneti Inc. and the Company. The lease terms will be for approximately 5 years with a purchase option price at a significantly lower level compared to the expected fair value of each vessel at the expiration of the bareboat charters term. As consideration for this transaction the Company agreed to issue to Eneti Inc. 3,000,000 newly issued common shares of the Company. To facilitate the issuance of these common shares, the Company issued to Eneti Inc. a warrant to purchase up to 3,000,000 of the Company’s common shares (the “Eneti Warrant”). The Eneti Warrant was issued on February 2, 2021 and, subject to its terms and conditions, may be exercised at an exercise price of $0.01 per share in connection with the delivery date of each of the Eneti Acquisition Vessels. The transaction was completed for six out of seven vessels on March 16, 2021 on which date the warrant was partially exercised with the Company issuing 2,649,203 of its common shares and assuming the outstanding lease obligations attributable to these six vessels of $86.9 million. The Eneti Warrant expires the earlier of May 14, 2021 or the delivery of the seventh vessel, the SBI Pegasus, which is expected to take place in early May, upon which the remaining 350,797 common shares will be issued and the Company will assume the then expected outstanding lease obligations of $12.7 million.

c) In February, 2021 the Company entered into two interest rate swaps, one with SEB and the other with ABN AMRO Bank N.V (“ABN”), to convert a portion of its debt from floating to a fixed rate. The following table summarizes the major terms of these interest rate swaps:

Counterparty	Trading Date	Inception	Maturity	Fixed Interest Rate	Notional amount as of inception
SEB	Feb-21	26 April 2021	26 January 2026	0.45%	$37,050
ABN	Feb-21	20 March 2021	20 December 2023	0.31%	$84,548

d) On March 3, 2021 the Company entered into a definitive agreement with a third party to acquire two ECO type resale 82,000 dwt Kamsarmax vessels at a price of $55,000 in aggregate. The vessels are expected to be delivered to the Company in June and September 2021 respectively directly from YAMIC yard (a joint venture between Mitsui and New Yangzijiang). An advance payment of $11,000 was paid on March 17, 2021.