Form 20-F/A
period 2020-12-31
Star Bulk Carriers Corp.
filed 2021-04-02
CIK 1386716

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________

FORM 20-F/A

Amendment No.1

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

This Amendment No. 1 (this “Amendment”) to our annual report on Form 20-F for the fiscal year ended December 31, 2020 (the “Annual Report”), filed on April 1, 2021 (the “Original Filing Date”), is being filed solely to correct various formatting errors in the Annual Report that occurred due to a file corruption discovered after filing the Annual Report. Other than such corrections, there are no other changes, amendments or updates to any other information in the Annual Report, but this Amendment is being filed in its entirety for ease of review.

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

The historical results included below and elsewhere in this document are not necessarily indicative of the future performance of Star Bulk.

CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands of U.S. Dollars, except per share and share data)

	2016	2017	2018	2019	2020
Voyage revenues	221,987	331,976	651,561	821,365	693,241
Management fee income	119	—	—	—	—
	222,106	331,976	651,561	821,365	693,241

Voyage expenses	65,821	64,682	121,596	222,962	200,058
Charter-in hire expenses	3,550	5,325	92,896	126,813	32,055
Vessel operating expenses	98,830	101,428	128,872	160,062	178,543
Dry docking expenses	6,023	4,262	8,970	57,444	23,519
Depreciation	81,935	82,623	102,852	124,280	142,293
Management fees	7,604	7,543	11,321	17,500	18,405
General and administrative expenses	24,602	30,955	33,972	34,819	31,881
Provision for doubtful debts	—	—	722	1,607	373
(Gain)/ Loss on forward freight agreements and bunker swaps, net	(411)	841	447	(4,411)	(16,156)
Impairment loss	29,221	—	17,784	3,411	—
Other operational loss	503	989	191	110	1,513
Other operational gain	(1,565)	(2,918)	—	(2,423)	(3,231)
(Gain) / Loss on sale of vessels	15,248	(2,598)	—	5,493	—
	331,361	293,132	519,623	747,667	609,253
Operating income / (loss)	(109,255)	38,844	131,938	73,698	83,988
Interest and finance costs	(41,217)	(50,458)	(73,715)	(87,617)	(69,555)
Interest and other income / (loss)	876	2,997	1,866	1,299	267
Gain / (loss) on interest rate swaps, net	(2,116)	246	707	—	—
Loss on debt extinguishment	(2,375)	(1,257)	(2,383)	(3,526)	(4,924)
Total other expenses, net	(44,832)	(48,472)	(73,525)	(89,844)	(74,212)

Income/ (Loss) before taxes and equity in income of investee	(154,087)	(9,628)	58,413	(16,146)	9,776
Income taxes	(267)	(236)	(61)	(109)	(152)
Income / (Loss) before equity in income of investee	(154,354)	(9,864)	58,352	(16,255)	9,624
Equity in income of investee	126	93	45	54	36
Net income / (loss)	(154,228)	(9,771)	58,397	(16,201)	9,660
Earnings / (loss) per share, basic and diluted ……	(3.24)	(0.16)	0.76	(0.17)	0.10
Weighted average number of shares outstanding, basic	47,574,454	63,034,394	77,061,227	93,735,549	96,128,173
Weighted average number of shares outstanding, diluted	47,574,454	63,034,394	77,326,111	93,735,549	96,281,389

CONSOLIDATED BALANCE SHEET AND OTHER FINANCIAL DATA
(In thousands of U.S. Dollars, except per share data)

	2016	2017	2018	2019	2020
Cash and cash equivalents	181,758	257,911	204,921	117,819	183,211
Current Assets	228,466	312,626	298,836	266,042	307,411
Advances for vessels under construction and acquisition of vessels	64,570	48,574	59,900	—	—
Vessels and other fixed assets, net	1,707,209	1,775,081	2,656,108	2,965,527	2,877,119
Total assets	2,011,702	2,145,764	3,022,137	3,238,671	3,191,793
Current liabilities (including current portion of long-term bank loans and short term lease financing)	28,119	219,274	222,717	310,931	266,432
Total long-term bank loans including long term lease financing, excluding current portion, net of unamortized loan and lease issuance costs	896,332	789,878	1,226,744	1,330,420	1,321,116
8.00% 2019 Notes and 8.30% 2022 Notes, net of unamortized notes issuance costs	48,757	48,000	48,410	48,821	49,232
Common shares	566	642	926	961	971
Total Shareholders’ equity	1,037,230	1,088,052	1,520,045	1,544,040	1,549,527
Total liabilities and shareholders’ equity	2,011,702	2,145,764	3,022,137	3,238,671	3,191,793
OTHER FINANCIAL DATA
Dividends declared and paid ($0.05 per share in 2019 and 2020)	—	—	—	4,804	4,804
Net cash provided by/(used in) operating activities	(33,232)	82,804	169,009	88,525	170,552
Net cash provided by/(used in) investing activities	(13,425)	(127,101)	(325,327)	(279,837)	(66,334)
Net cash provided by/(used in) financing activities	20,366	122,035	96,695	103,697	(34,949)
FLEET DATA
Average number of vessels (1)	69.8	69.6	87.7	112.1	116.0
Total ownership days for fleet (2)	25,534	25,387	32,001	40,915	42,456
Total available days for fleet (3)	24,623	25,272	31,614	36,403	40,274
Charter-in days for fleet (4)	366	428	5,089	6,843	1,414
AVERAGE DAILY RESULTS (In U.S. Dollars)
Time charter equivalent (5)	6,223	10,366	13,796	13,027	11,789
Vessel operating expenses (6)	3,871	3,995	4,027	3,912	4,205

(1)	Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.
(2)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.
(3)	Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and scrubber installation. The available days for 2020 were also decreased by off-hire days relating to disruptions in connection with crew changes as a result of COVID-19. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies due to differences in methods of calculation.
(4)	Charter-in days are the total days that we charter-in vessels not owned by us.
(5)	Time charter equivalent rate (the “TCE rate”) represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements). TCE rate is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses, charter-in hire expense, amortization of fair value of above/below-market acquired time charter agreements and provision for onerous contracts, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps) by Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE rate may not necessarily be comparable to TCE rates of other companies due to differences in methods of calculation. The above reported TCE rates for the year ended December 31, 2017 were calculated excluding Star Logistics. We have excluded the revenues and expenses of Star Logistics because it was formed in October 2017, and its revenues and expenses had not yet normalized in that period, which obscure material trends of our TCE rates. As a result, we believe it is more informative to our investors to present the TCE rates excluding the revenues and expenses of Star Logistics for that period (December 31, 2017). The revenues and expenses of Star Logistics normalized in the years ended December 31, 2018 and 2019 and are included for purposes of calculating the TCE rate. In 2020, we terminated our Geneva-based commercial activities and have established a new wholly-owned subsidiary based in Singapore under the name Star Bulk (Singapore) Pte. Ltd. (or “Star Bulk Singapore”), aiming to expand our commercial capability and access to charterers and cargoes in Asia. We include TCE rate, a non-GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and assists investors and our management in evaluating our financial performance. For further information concerning our calculation and reconciliation of TCE revenues and TCE rate to Voyage Revenues, please see “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”
(6)	Average daily operating expenses per vessel are calculated by dividing vessel operating expenses by Ownership days.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk factors

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
  We have a transparent Code of Ethics and Anti-Corruption Policy in place.
  We implement strong internal controls structured to ensure robust risk management.
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

The 4 pillars of our decarbonization strategy are:

  Monitoring and transparent reporting on our GHG emissions.
  Improving the energy efficiency of our existing fleet.
  Participating in research and development for new technologies and alternative fuels.
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
22
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

23

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

Focus on new technology to improve fuel efficiency and vessel operations

In response to the increased environmental regulations around decarbonization, we have focused our attention on improving the sustainability and fuel efficiency of our operations. The majority of our operating fleet has been equipped with a sophisticated vessel performance monitoring system (“VPM”). The VPM system allows us to collect real-time information on the performance of important equipment, with a particular focus on vessel performance and fuel consumption. The system is designed to enhance our operational knowledge and increase the efficiency of our trading and of our vessel maintenance. Using real-time data collected from the VPM system and in-house analysis, we can:

•	evaluate optimum operating parameters during various sea passage conditions;
•	compare actual versus required vessel performance and fuel consumption;
•	assess and evaluate vessel and equipment actual performance;
•	take proactive steps, if needed, to ensure vessel and equipment operate in a reliable and efficient manner;
•	minimize downtime and off-hires by proper planning and selecting the right timing for maintenance through the condition-based monitoring approach;
•	identify timely potential operating problems; and
•	ensure that our seafarers are well informed and taking necessary actions to reduce the likelihood of a malfunction.

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

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships (i.e., administration of bank loans and bank accounts);
•	management of our accounting system and records and financial reporting;
•	administration of the legal and regulatory requirements affecting our business and assets; and
•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	charter rates and duration of our charters;
•	age, condition and specifications of our vessels
•	levels of vessel operating expenses;
•	depreciation and amortization expenses;
•	fuel costs;
•	financing costs; and
•	fluctuations in foreign exchange rates.

We believe that the important measures for analyzing trends in the results of operations consist of the following:

•	Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was part of our owned fleet during the period divided by the number of calendar days in that period.
•	Ownership days are the total number of calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.
•	Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and scrubber installation. The available days for the twelve months ended December 31, 2020 were also decreased by off-hire days relating to disruptions in connection with crew changes as a result of COVID-19. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies due to differences in methods of calculation.
•	Charter-in days are the total days that we charter-in vessels not owned by us.
•	Time charter equivalent rate. Represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements) (please refer below for its detailed calculation).

The following table reflects certain operating data of our fleet, including our ownership days, and TCE rates for the periods indicated:

(TCE rates expressed in U.S. Dollars)

	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2020
Average number of vessels	87.7	112.1	116.0
Number of vessels in operation (as of the last day of the periods reported)	107	116	116
Average age of operational fleet (in years)	8.0	8.3	9.2
Ownership days	32,001	40,915	42,456
Available days	31,614	36,403	40,274
Charter-in days	5,089	6,843	1,414
Time charter equivalent rate (TCE rate)	$ 13,796	$ 13,027	$ 11,789
Voyage revenues	$ 651,561	$ 821,365	$ 693,241

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

The following table reflects the calculation and reconciliation of TCE rate to voyage revenues as reflected in the consolidated statement of operations:

(In thousands of U.S. Dollars, except for TCE rates)	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2020
Voyage revenues	$ 651,561	$ 821,365	$ 693,241
Less:
Voyage expenses	(121,596)	(222,962)	(200,058)
Charter-in hire expenses	(92,896)	(126,813)	(32,055)
Realized gain/(loss) on FFAs/bunker swaps	892	4,657	14,861
Amortization of fair value of below/above market acquired time charter agreements	(1,820)	(2,013)	(1,184)
Time charter equivalent revenues	$ 436,141	$ 474,234	$ 474,805

Available days	31,614	36,403	40,274
Daily Time Charter Equivalent Rate (“TCE”)	$ 13,796	$ 13,027	$ 11,789

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

Net Cash Provided By / (Used In) Investing Activities

Net cash used in investing activities for the year ended December 31, 2020 and 2019 was $66.3 million and $279.8 million, respectively.

For the year ended December 31, 2020, net cash used in investing activities consisted of:

•	$72.1 million paid in connection with the acquisition and installation of scrubber equipment and ballast water management systems for certain of our vessels,

offset by:

•	insurance proceeds of $5.7 million.

For the year ended December 31, 2019, net cash used in investing activities consisted of:

•	$108.0 million paid in connection with the acquisition of secondhand vessels and $95.8 million paid in connection with three newbuilding vessels delivered during the year ended December 31, 2019;
•	$143.4 million paid for the acquisition and installation of scrubber equipment and ballast water management systems for certain of our vessels;

offset by:

•	$56.6 million of proceeds from the sale of seven vessels concluded during the period; and
•	$10.7 million of insurance proceeds.

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

Counterparty	Trading Date	Inception	Maturity	Fixed Interest Rate	Notional amount as of inception	Notional amount as of December 31, 2020
ING	Mar-20	Mar-20	Mar-26	0.7000%	$ 29,960,000	$ 28,355,000
DNB	Mar-20	Mar-20	Sep-23	0.6370%	$ 128,913,044	$ 74,442,464
SEB	Mar-20	Mar-20	Sep-23	0.6320%	$ 51,565,217	$ 29,818,690
ING	Mar-20	Apr-20	Oct-25	0.7000%	$ 39,375,000	$ 37,500,000
ING	Mar-20	Apr-20	Apr-23	0.6750%	$ 16,157,143	$ 15,535,714
SEB	Mar-20	Apr-20	Jan-25	0.7270%	$ 58,884,906	$ 56,178,868
Citi	Jun-20	Jul-20	Oct-23	0.3300%	$ 104,450,000	$ 100,800,000
Citi	Jun-20	Aug-20	May-24	0.3510%	$ 56,074,537	$ 54,776,944
Citi	Jun-20	Jun-20	Dec-23	0.3380%	$ 94,537,782	$ 87,877,630
Citi	Jun-20	Jun-20	Aug-23	0.3280%	$ 56,915,000	$ 52,635,000
Citi	Jun-20	Jul-20	Jul-23	0.3250%	$ 99,815,625	$ 97,597,500
Citi	Jun-20	Aug-20	May-24	0.3520%	$ 31,350,000	$ 30,620,000
Citi	Jun-20	Sep-20	Mar-24	0.3430%	$ 33,390,000	$ 32,771,667
ING July 20	Jul-20	Jul-20	Jul-26	0.3700%	$ 70,000,000	$ 67,083,333
Piraeus Bank	Jul-20	Jul-20	Jul-25	0.3880%	$ 50,350,000	$ 49,250,000
Alpha Bank	Aug-20	Jul-20	Jul-25	0.3200%	$ 35,000,000	$ 34,000,000

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

(In thousands of Dollars)	2019	2020
Audit fees (a)	$ 709	$ 645
Audit-related fees (b)	39	55
Tax fees (c)	—	—
All other fees (d)	—	47
Total fees	$ 748	$ 747
(a)	Audit Fees: Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.
(b)	Audit-Related Fees: Audit-related fees consisted of assurance and other services which have not been reported under Audit Fees above.
(c)	Tax Fees: Tax fees represent fees for professional services for tax compliance, tax advice and tax planning.
(d)	All Other Fees: All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

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

Date:April 2, 2021

Star Bulk Carriers Corp.
(Registrant)

By:	/s/ Petros Pappas
Name:	Petros Pappas
Title	Chief Executive Officer

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
December 31, 2020
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

Star Bulk was incorporated on  December 13, 2006 under the laws of the Marshall Islands and maintains offices in Athens, Oslo, New York, Limassol, and Singapore. The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of dry bulk carrier vessels. Since December 3, 2007, Star Bulk shares trade on the NASDAQ Global Select Market under the ticker symbol “SBLK” (primary listing). Following, and in connection with, the Songa Vessel Purchase Transaction, as defined below in Note 3, Star Bulk’s common shares also traded on the Oslo Stock Exchange (“OSE”) (secondary listing) under the same ticker. On June 4, 2020 the OSE granted the Company’s request for delisting its common shares from the OSE. The Company’s common shares were delisted from the OSE on August 3, 2020.

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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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

(1) Under liquidation.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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
December 31, 2020
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

e) Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and restricted cash, trade accounts receivable and derivative contracts (including freight derivatives, bunker derivatives and interest rate swaps). The Company’s policy is to place cash and cash equivalents, and restricted cash with financial institutions evaluated as being creditworthy and are therefore exposed to minimal credit risk. The Company may be exposed to credit risk in the event of non-performance by counter parties to derivative contracts. To manage this risk, the Company mainly selects freight derivatives and bunker swaps that clear through reputable clearing houses, including the London Clearing House (“LCH”) and limits its exposure in over the counter transactions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which the Company transacts. In addition, the Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

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
December 31, 2020
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

The cost of each of the Company’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton). Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. The estimated salvage value of each vessel is $0.3 per light weight ton as of December 31, 2019 and 2020.

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
December 31, 2020
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
December 31, 2020
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
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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
December 31, 2020
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
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

3.       Transactions with Related Parties:

Transactions and balances with related parties are analyzed as follows:

Balance Sheet

	December 31, 2019	December 31, 2020
Due from related parties
Oceanbulk Maritime and its affiliates (d)	$327	$426
Interchart (a)	11	3
AOM (l)	195	-
Starocean (j)	41	34
Coromel Maritime Limited (m)	-	1
Product Shipping & Trading S.A.	16	17
Due from related parties	$590	$481

Due to related parties
Management and Directors Fees (b)	$246	$252
Sydelle (i)	19	-
Augustea Technoservices Ltd. and affiliates (f)	2,879	1,187
Coromel Maritime Limited (m)	873	-
Due to related parties	$4,017	$1,439

Statements of Operations

	Years ended December 31,
	2018	2019	2020
Voyage revenues:
Voyage revenues-profit sharing agreement-Sydelle (h)	(875)	-	-
Voyage expenses:
Voyage expenses-Interchart (a)	$(3,400)	(3,850)	(3,780)
Voyage expenses- Augustea Technoservices Ltd. and affiliates (f)	-	-	(95)
General and administrative expenses:
Consultancy fees (b)	(534)	(655)	(598)
Directors compensation (b)	(159)	(179)	(179)
Office rent - Combine Marine Ltd. & Alma Properties (c)	(41)	(39)	(40)
General and administrative expenses - Oceanbulk Maritime and its affiliates (d)	(322)	(324)	(268)
Management fees:
Management fees- Augustea Technoservices Ltd. and affiliates (f)	(2,309)	(6,564)	(6,588)
Management fees- Songa Shipmanagement Ltd. (g)	(376)	(32)	-
Charter-in hire expenses:
Charter - in hire expenses - AOM (l)	-	(2,589)	(5,442)
Charter - in hire expenses - Sydelle (i)	-	(5,505)	(540)
Charter - in hire expenses - Coromel (m)	-	(5,723)	(249)
Charter - in hire expenses - Eagle Bulk (n)	-	(1,908)	-

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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

c) Office rent: On January 1, 2012, Starbulk S.A. entered into a lease agreement for office space with Combine Marine Ltd., a company controlled by Mrs. Milena - Maria Pappas and by Mr. Alexandros Pappas, both of whom are children of the Company’s Chief Executive Officer. The lease agreement provides for a monthly rental of €2,500 (approximately $3.1, using the exchange rate as of December 31, 2020, which was $1.23 per euro). Unless terminated by either party, the agreement will expire in January 2024. In addition, on December 21, 2016, Starbulk S.A., entered into a six year lease agreement for office space with Alma Properties, a company controlled by Mrs. Milena - Maria Pappas. The lease agreement provides for a monthly rental of €300 (approximately $0.4, using the exchange rate as of December 31, 2020, which was $1.23 per euro). The rent expense incurred in connection with the aforementioned agreements for the years ended December 31, 2018, 2019 and 2020 was $41, $39 and $40 and is included under “General and administrative expenses” in the consolidated statements of operations.

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
December 31, 2020
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
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

 The following table summarizes the valuation of the Company’s derivative financial instruments as of December 31, 2019 and 2020, based on Level 1 quoted market prices in active markets.

Quoted Prices in Active Markets for Identical Assets (Level 1)
		December 31, 2019		December 31, 2020
	Balance Sheet Location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Freight derivatives - current	Derivatives, current asset portion	$ 216	-	-	-
Total		$ 216	-	-	-
LIABILITIES
Freight derivatives - current	Derivatives, current liability portion	-	-	$ 212	-
Bunker swaps - current	Derivatives, current liability portion	1,724	-	$ -	-
Total		1,724	-	$ 212	-

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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2020
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