Form 20-F
period 2021-12-31
Star Bulk Carriers Corp.
filed 2022-03-15
CIK 1386716

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

 ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31,2021

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

Maroussi 15124, Athens, Greece

(Name, telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Shares, par value $0.01 per share	SBLK	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2021, there were 102,294,758 common shares issued and outstanding.

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

Large accelerated Filer ☒	Accelerated Filer ☐	Non- accelerated Filer ☐	Emerging growth company ☐

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

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values;
•	the strength of world economies;
•	the stability of Europe and the Euro;
•	fluctuations in currencies, interest rates and foreign exchange rates, and the impact of the discontinuance of the London Interbank Offered Rate for US Dollars, or LIBOR, after June 30, 2023 on any of our debt referencing LIBOR in the interest rate;
•	business disruptions due to natural and other disasters or otherwise, such as the ongoing novel coronavirus (“COVID-19”) pandemic;
•	the length and severity of epidemics and pandemics, including COVID-19 and its impact on the demand for seaborne transportation in the dry bulk sector;
•	changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction;
•	the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom;
•	changes in our operating expenses, including bunker prices, dry docking, crewing and insurance costs;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;

i

•	potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;
•	the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance ("ESG") practices;
•	our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets including as set forth under Item 4. Information on the Company—B. Business Overview—Our ESG Performance;
•	new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union or individual countries;
•	potential cyber-attacks which may disrupt our business operations;
•	general domestic and international political conditions or events, including “trade wars” and the recent conflicts between Russia and Ukraine;

•	the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments;

•	our ability to successfully compete for, enter into and deliver our vessels under time charters or other employment arrangements for our existing vessels after our current charters expire and our ability to earn income in the spot market;

•	potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and instability, piracy or acts by terrorists;

•	the availability of financing and refinancing;

•	the failure of our contract counterparties to meet their obligations;

•	our ability to meet requirements for additional capital and financing to grow our business;

•	the impact of our indebtedness and the compliance with the covenants included in our debt agreements;
•	vessel breakdowns and instances of off-hire;

•	potential exposure or loss from investment in derivative instruments;

•	potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management;

•	our ability to complete acquisition transactions as and when planned and upon the expected terms;

•	the impact of port or canal congestion or disruptions; and

•	other important factors described in “Item 3. Key Information—D. Risk Factors” in this annual report.

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

ii

See the section entitled “Item 3. Key Information—D. Risk Factors” of this annual report on Form 20-F for the year ended December 31, 2021 for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this annual report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

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

We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Our vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. We were incorporated in the Marshall Islands on December 13, 2006 and maintain offices in Athens, Oslo, New York, Limassol, Singapore and Germany. Our common shares trade on the Nasdaq Global Select Market under the symbol “SBLK.” We have a fleet of 128 vessels, with an aggregate capacity of 14.1 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with carrying capacities between 52,425 dwt and 209,529 dwt.

Oaktree

Oaktree Capital Management, L.P., together with its affiliates (“Oaktree”) is our largest shareholder. Oaktree is a leader among global investment managers specializing in alternative investments, with $ 166 billion in assets under management as of December 2021. The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in distressed debt, corporate debt (including high yield debt and senior loans), control investing, convertible securities, real estate and listed equities. Headquartered in Los Angeles, the firm has over 1000 employees and offices in 19 cities worldwide. See “Item 7. Major Shareholders and Related Party Transactions” for a discussion on the various limitations on the transfer and voting of our common shares by Oaktree.

A.     [Reserved]

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

Risks Related to Our Industry

Charter rates for dry bulk vessels are volatile and may decrease in the future, which may adversely affect our earnings and our ability to comply with our loan covenants.

The dry bulk shipping industry continues to be cyclical with high volatility in charter rates and profitability among the various types of dry bulk vessels. In 2021, charter rates for dry bulk vessels increased significantly from lower levels that prevailed during previous years. The Baltic Dry Index, or the “BDI”, an index published by The Baltic Exchange of shipping rates for key dry bulk routes, declined in 2020, principally as a result of the global economic slowdown caused by the COVID-19 pandemic. However, strong global growth and increased infrastructure spending has led to a rise in demand for commodities, which combined with a historically low orderbook and port delays and congestion, resulted in an increase in BDI in 2021. See “Item 4. Information on the Company- Business Overview - The International Dry Bulk Shipping Industry” for further details.

Charter rate fluctuations result from changes in the supply of and demand for vessel capacity and major commodities carried on water internationally. Because most factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable. Since we charter our vessels principally in the spot market, we are exposed to the spot market’s cyclicality and volatility. Factors that influence the demand for dry bulk vessel capacity include: supply of and demand for energy resources, commodities, and semi-finished consumer and industrial products and the location of consumption versus the location of their regional and global exploration, production or manufacturing facilities; the globalization of production and manufacturing; global and regional economic and political conditions and developments, including armed conflicts and terrorist activities; natural disasters and weather; pandemics, such as the COVID-19 pandemic; embargoes and strikes; disruptions and developments in international trade, including trade disputes or the imposition of tariffs on various commodities or finished goods; changes in seaborne and other transportation patterns, including the distance cargo is transported by sea; environmental and other legal regulatory developments; and currency exchange rates. Factors that influence the supply of dry bulk vessel capacity include: the number of newbuilding orders and deliveries including slippage in deliveries; number of shipyards and ability of shipyards to deliver vessels; port and canal congestion; speed of vessel operation; vessel casualties; the degree of recycling of older vessels, depending, among other things, on recycling rates and international recycling regulations; number of vessels that are out of service, namely those that are laid-up, dry docked, awaiting repairs or otherwise not available for hire; availability of financing for new vessels and shipping activity; changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and changes in environmental and other regulations that may limit the useful lives of vessels. In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing dry bulk fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations.

As described above, many of the factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. If we are required to charter our vessels at a time when demand and charter rates are very low, we may not be able to secure employment for our vessels at all, or we may have to accept reduced and potentially unprofitable rates. If we are unable to secure profitable employment for our vessels, we may decide to lay-up some or all unemployed vessels until such time that charter rates become attractive again. During the lay-up period, we will continue to incur some expenditures, such as insurance and maintenance costs, for each such vessel. Additionally, before exiting lay-up, we will have to pay reactivation costs for any such vessel to regain its operational condition. As a result, adverse economic, political, social or other developments could have a material adverse effect on our business, results of operations and cash flows, ability to pay dividends and compliance with covenants in our credit facilities.

Our financial results and operations may be adversely affected by the ongoing COVID-19 pandemic, and related governmental responses thereto.

Since the beginning of calendar year 2020, the COVID-19 pandemic has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread or any resurgence of the virus, including travel bans, quarantines, and other emergency public health measures such as lockdown measures. These measures resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. While many of these measures have since been relaxed, we cannot predict whether and to what degree such measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely. Moreover, we face significant risks to our personnel and operations due to COVID-19. Our crews face risk of exposure to COVID-19 as a result of travel to ports where COVID-19 cases have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas impacted by the spread of COVID-19.

Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2020 and 2021, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and may continue to have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. In 2020 and 2021, delays in crew rotations have also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so. Moreover, COVID-19 and governmental and other measures related to it have led to a highly difficult environment in which to acquire and dispose of vessels. The ability and willingness to consummate vessel transactions has been limited as a result of general economic conditions, the availability of financing, and their ability to inspect vessels. The impact of COVID-19 has also resulted in periodic reduction of industrial activity globally with temporary closures of factories and other facilities, labor shortages and restrictions on travel on a regional basis, depending on the spread of COVID-19 in each particular geography. We believe these disruptions along with other seasonal factors, including lower demand for some of the cargoes we carry such as iron ore and coal, contributed to lower dry bulk rates in 2020. This and future epidemics may affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. We continue to focus on our employees’ well-being, whilst making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged and in certain cases required to operate remotely which significantly increases the risk of cyber security attacks.

The occurrence or recurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to pay dividends.

Global economic conditions may continue to negatively impact the dry bulk shipping industry.

The world economy is currently facing a number of ongoing challenges as a result of the economic impact of and global response to the COVID-19 pandemic, as well as recent turmoil and hostilities in various regions, including Syria, Iraq, North Korea, Venezuela, North Africa and Ukraine. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which may adversely impact our business. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures. On March 8, 2022, President Biden issued an executive order prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. Additionally, the executive order prohibits any investments in the Russian energy sector by US persons, among other restrictions. Our vessels Star Pavlina, Star Helena and Star Laura are currently berthed in three different ports of Ukraine, evacuated from crew who have safely exited Ukraine. All three vessels, under charterers’ instructions, had arrived to load various grain cargos,   well ahead of the commencement of the war activities, but at the time of the invasion, the loading operations   were suspended by the port authorities. The Company had been intensively exploring options with the charterers to navigate the vessels safely out of the ports but unfortunately the ports were shut down and   safe passages were impossible. The Company has deployed security personnel to board the vessels for protection   until such time that other crew may board again and have the vessels sail away to safer seas. In addition to standard industry vessel risk insurance,  war risk insurance is in place for all three vessels   and war risk insurers have confirmed that they hold the vessels covered at their current position   in Ukraine which includes  Hull and Machinery and Increased Value insurance  and  War loss of Hire  for 180 days. The Company believes that the vessels remain on hire and hire continues payable under the relevant charter party clauses.

The U.K. formally exited the EU on January 31, 2020 (informally known as “Brexit). On December 24, 2020, the U.K. and EU entered into a trade and cooperation agreement (the “Trade and Cooperation Agreement”), which was entered into force on May 1, 2021 following ratification by the EU. Brexit has led to ongoing political and economic uncertainty and periods of increased volatility in both the U.K. and in wider European markets for some time. Brexit’s long-term effects will depend on the effects of the implementation and application of the Trade and Cooperation Agreement and any other relevant agreements between the U.K. and EU. Brexit has also given rise to calls of other EU member states’ governments to consider withdrawal. These developments and uncertainties, or the perception that they may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets. The foregoing factors could depress economic activity and restrict our access to capital, causing a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain Chinese industries. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, and results of operations.

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

While global economic conditions have generally improved, relatively weak global economic conditions have had and may continue to have a number of adverse consequences for dry bulk and other shipping sectors, including, among other things; low charter rates, particularly for vessels employed on short-term time charters or in the spot market; decreases in the market value of dry bulk vessels and limited secondhand market for the sale of vessels; limited financing for vessels; widespread loan covenant defaults; and declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers. The occurrence of one or more of these events could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. See “Information on the Company – Business Overview - Environmental and Other Regulations in the Shipping Industry” for further details. Compliance with such requirements may require vessels to be altered, costly equipment to be installed (such as ballast water treatment systems or “BWTS”) or operational changes to be implemented and may decrease the resale value or reduce the useful lives of our vessels or require us to obtain certain permits or authorizations prior to commencing operations. Such compliance costs could have a material adverse effect on our business, financial condition and results of operations. If any vessel does not comply (i.e. fails to maintain its class or fails any annual, intermediate or special survey) the vessel will be unable to trade between ports and will be unemployable and uninsurable until such failures are remedied, which could negatively impact our results of operations and financial condition. In addition, given frequent regulatory changes, we cannot predict their effect on our ability to do business, the cost of complying with them, or their impact on vessels’ useful lives or resale value. Our failure to comply with any such conventions, laws, or regulations could cause us to incur substantial liability.

Increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our ESG practices may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies from investor advocacy groups, certain institutional investors, lenders, charterers and other market participants (collectively, the

 “Market Participants”), who, in recent years, have focused on the implications and social cost of their investments. Such increased attention and activism related to ESG and similar matters (such as climate change) may hinder access to capital, as the Market Participants may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices, and may also affect the commercial tradability of our vessels should our vessels not comply with charterers’ ESG requirements. For example, due to such increasing pressures from the Market Participants to prioritize sustainable energy practices, reduce our carbon footprint, and promote sustainability, we may be required to implement more stringent ESG procedures or standards so that our existing and future Market Participants remain invested in us, make further investments in us and continue chartering our vessels. However, if we do not adapt to or comply with such evolving expectations and standards, or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and our business, financial condition, and/or stock price could be materially and adversely affected. Furthermore, certain Market Participants in the equity and debt capital markets may exclude transportation companies, such as us, from their investing portfolios altogether due to ESG factors, which may affect our ability to grow, as our plans for growth may include accessing the foregoing markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Overall, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition. Please See “Item 4. Information on the Company—B. Business Overview—Our ESG Performance” for additional information with respect to our ongoing ESG efforts.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Under the U.S. Maritime Transportation Security Act of 2002 (the “MTSA”), the United States Coast Guard (“USCG”) issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities. These security procedures can result in the seizure of contents of our vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us. Changes to inspection procedures could impose additional financial and legal obligations on us, could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, financial condition, cash flows, results of operations and our ability to pay dividends.

The operation of dry bulk carriers entails certain operational risks that could affect our earnings and cash flow.

The international shipping industry faces inherent risks involving global operations. Our vessels and their cargoes risk damage or loss as a result of events including, but not limited to, marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters. Furthermore, the operation of dry bulk carriers has certain unique risks as: (i) dry bulk cargo itself and its interaction with the vessel can be an operational risk, (ii) dry bulk cargoes are often heavy, dense and easily shifted and react badly to water exposure, and (iii) dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers, causing damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels’ holds. If flooding occurs in the forward holds, the bulk cargo may become so waterlogged that the bulkhead may buckle under the resulting pressure, leading to loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. If our vessels suffer damage, they may need to be repaired at a drydocking facility for substantial and unpredictable costs that may not be fully covered by insurance.  Space at drydocking facilities is sometimes limited, and not all drydocking facilities are conveniently located.  The total loss or damage of any of our vessels or cargoes could harm our reputation as a safe and reliable vessel owner and operator. Any of these circumstances or events may have a material adverse effect on our business, results of operations, cash flows and financial condition.

If our vessels call on ports or territories located in countries that are subject to restrictions, sanctions, or embargoes imposed by the United States government, the EU, the UN, or other governments, it could lead to monetary fines or other penalties and adversely affect our reputation and the price for our common shares.

Although we do not expect our vessels to call on ports located in countries or territories subject to country or territory-wide sanctions or embargoes imposed by the United States, European Union, United Nations, or other governments and authorities, in violation of applicable laws, it is possible that, without our consent, our vessels may call on ports located in such countries or territories in the future in violation of applicable law. The applicable sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time.

We endeavor to take precautions to ensure that our customers are prohibited from entering any countries or conducting any trade which will breach U.S. government, EU, UN or any applicable sanctions regulation However, on such customers’ instructions, and without our consent, there is a risk that our vessels may call on ports in countries or territories that violate such sanctions or embargoes. Any violation of sanctions or embargo laws and regulations could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Additionally, some investors may decide to divest their interest, or not to invest, in us simply because our vessels called a sanctionable area, even if that call would not breach any applicable sanctions regulation, or we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. War, terrorism, civil unrest and governmental actions in these and surrounding countries may adversely affect investor perception of the value of our common stock.

Fuel, or bunker, prices and marine fuel availability may adversely affect our profits.

Since we expect to primarily employ our vessels in the spot market, we expect that vessel fuel, known as bunkers, will be one of the largest single expense items in our shipping operations for our vessels. Changes in fuel prices may adversely affect our profitability. The price and supply of fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments (such as the ongoing military conflict between Russia and Ukraine), supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce our profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. Lastly, if sulfur emissions regulations are relaxed in the future, or if the cost differential between low sulfur fuel and high sulfur fuel is lower than anticipated, we may not realize the economic benefits or recover the cost of the Scrubber Retrofitting Program, as further defined below under “Item 4. Information on the Company - B. Business Overview – Our Fleet.” As a result, we may experience a material, adverse effect on our financial condition and results of operations due to any of the foregoing changes.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) and other anti-corruption laws could result in fines, criminal penalties, charter terminations and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws, including the FCPA. We are subject, however, to the risk that we, our affiliated entities or respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and time- and attention-consuming for our senior management.

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

Risks Related to Our Company

We may face liquidity issues if conditions in the dry bulk market worsen for a prolonged period and failure to comply with the terms of our debt agreements could adversely affect our business

If the dry bulk shipping market declines over a prolonged period of time, we may have insufficient liquidity to fund ongoing operations or satisfy our obligations under our credit facilities, which may lead to a default under one or more of our credit facilities. In addition, our outstanding debt agreements impose on us certain operating and financial restrictions and require us or our subsidiaries to maintain various financial ratios. See “Item 5 Operating and Financial Review and Prospects - Liquidity and Capital Resources - Senior Secured Credit Facilities - Credit Facility Covenants” for further details. Therefore, we may need to seek permission from our lenders in order to engage in certain corporate actions, which permission we may be unable to obtain. This may prevent us from taking actions that are in our best interest and from executing our business strategy and may limit our ability to pay dividends and finance our future operations. Further, a breach of any of the covenants in, or our inability to maintain the required financial ratios under, our debt agreements could result in a default thereunder. If a default occurs under our credit facilities, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets (considering the cross default provisions included in our debt agreements), which would have a material adverse effect on our business, results of operations and financial condition.

Volatility in the London Interbank Offered Rate (“LIBOR”), the cessation of LIBOR and replacement of our interest rate in our debt agreements could affect our earnings and cash flow.

Our indebtedness accrues interest based on LIBOR, which has been historically volatile. The publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. As such, any new debt agreements we enter into will not use LIBOR as an interest rate, and we will need to transition our existing loan agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023. In response to the anticipated discontinuation of LIBOR, working groups are converging on alternative reference rates. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” At this time, it is not possible to predict how markets will respond to SOFR or other alternative reference rates. The impact of such a transition from LIBOR to SOFR or another alternative reference rate could be significant for us. In order to manage our exposure to interest rate fluctuations under LIBOR, SOFR or any other alternative rate, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business.

The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, depends on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. We have in place safety and security measures on our vessels and onshore operations to secure our vessels against cyber-security attacks and any disruption to their information systems. However, these measures and technology may not adequately prevent security breaches despite our continuous efforts to upgrade and address the latest known threats, which are constantly evolving and have become increasing sophisticated. If these threats are not recognized or detected until they have been launched, we may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience. A disruption to the information system of any of our vessels could lead to, among other things, incorrect routing, collision, grounding and propulsion failure. Beyond our vessels, we rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the foregoing events could result in violations of applicable privacy and other laws. If confidential information is inappropriately accessed and used by a third party or an employee for illegal purposes, we may be responsible to the affected individuals for any losses they may have incurred as a result of misappropriation. In such an instance, we may also be subject to regulatory action, investigation or liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our information systems.

We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. A cyber-attack could also lead to litigation, fines, other remedial action, heightened regulatory scrutiny and diminished customer confidence. In addition, our remediation efforts may not be successful, and we may not have adequate insurance to cover these losses. The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could have a material adverse effect on our business, results of operations, cash flows and financial condition. Moreover, cyber-attacks against the Ukrainian government and other countries in the region have been reported in connection with the recent conflicts between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions or us, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact at this time.

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

In November of 2019, we established a new dividend policy, which was updated in May 2021, but we may be unable to pay dividends in the future.

Under the terms of a number of our outstanding financing arrangements, we are subject to various restrictions on our ability to pay dividends. Our financing arrangements prevent us from paying dividends if an event of default exists under our credit facilities or if certain financial ratios are not met. See “Item 5 Operating and Financial Review and Prospects - Liquidity and Capital Resources - Senior Secured Credit Facilities - Credit Facility Covenants” for further details. In general, when dividends are paid, they are distributed from our operating surplus, in amounts that allow us to retain a portion of our cash flows to fund vessel or fleet acquisitions and for debt repayment and other corporate purposes, as determined by our management and board of directors (“Board of Directors”). In addition, the declaration and payment of dividends will be subject at all times to the discretion of our Board of Directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, if any, the provisions of Marshall Islands law affecting the payment of dividends and other factors. The laws of the Republic of Marshall Islands generally prohibit the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares) or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at any level or at all.

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

We depend upon third party and/or affiliated managers to provide the technical management of our fleet.

We have contracted the technical management of certain portion of our fleet, including crewing, maintenance, and repair services, to third party and/or affiliated technical management companies.  The failure of these technical managers to perform their obligations could materially and adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends.  Although we may have rights against our third party and/or affiliated managers if they default on their obligations to us, our shareholders will share that recourse only indirectly to the extent that we recover funds.

The aging of our fleet and our practice of purchasing and operating secondhand vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

Our current business strategy includes additional growth which may, in addition to the acquisition of newbuilding vessels, include the acquisition of modern secondhand vessels. While we expect that we would typically inspect secondhand vessels prior to acquisition, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we, as a purchaser of secondhand vessels will not receive the benefit of warranties from the builders for the secondhand vessels that we acquire. In addition, unforeseen maintenance, repairs, special surveys or dry docking may be necessary for acquired secondhand vessels, which could also increase our costs and reduce our ability to employ the vessel to generate revenue. In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our vessels age, they will typically become less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or may not enable us to operate our vessels profitably during the remainder of their useful lives. In addition, if new dry bulk carriers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease.

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

Historically, we have grown through acquisitions and building newbuilding vessels. One of our strategies is to continue expanding our operations and fleet. Our future growth will primarily depend upon a number of factors, some of which may not be within our control, including our ability to: identify suitable dry bulk carriers, including newbuilding slots at shipyards and/or shipping companies for acquisitions at attractive prices; obtain required financing for our existing and new operations; identify businesses engaged in managing, operating or owning dry bulk carriers for acquisitions or joint ventures; integrate any acquired dry bulk carriers or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire, hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet; identify new markets; enhance our customer base; and improve our operating, financial and accounting systems and controls. Our failure to effectively identify, acquire, develop and integrate any dry bulk carriers or businesses could adversely affect our business, financial condition and results of operations. The number of employees that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand our fleet size in the dry bulk sector, and we may not be able to effectively hire more employees or adequately improve those systems. In addition, our growth through acquisitions and investments bears inherent risks including: the possibility that we may not receive a favorable return on our investments or that we may incur losses therefrom, or the original investment may become impaired; failure to satisfy or set effective strategic objectives; our assumption of known or unknown liabilities or other unanticipated events or circumstances, the diversion of management’s attention from normal daily operations of the business; difficulties in integrating the operations, technologies, products and personnel of an acquired company or its assets; difficulties in supporting acquired operations, difficulties or delays in the transfer of vessels, equipment or personnel; failure to retain key personnel, unexpected capital equipment outlays and related expenses; insufficient revenues to offset increased expenses associated with acquisitions; under-performance problems with acquired assets or operations, issuance of common shares that could dilute our current shareholders; recording of goodwill and non-amortizable intangible assets that will be subject to periodic impairment testing and potential impairment charges against our future earnings; the opportunity cost associated with committing capital in such investments; undisclosed defects, damage, maintenance requirements or similar matters relating to acquired vessels; and becoming subject to litigation.

We may not be able to address these risks successfully without substantial expense, delay or other operational or financial issues. Any delays or other such operations or financial issues could adversely impact our business, financial condition and results of operations. We cannot give any assurance that we will be successful in executing our growth plans, obtain appropriate financings on a timely basis or on terms we deem reasonable or acceptable or that we will not incur significant expenses and losses in connection with our future growth.

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

As further described under “Item 10. Additional Information – E. Taxation - U.S. Federal Income Taxation of U.S. Holders” we believe that we currently are not a PFIC, and we do not expect to become a PFIC in the future. However, there is no direct legal authority under the PFIC rules addressing our characterization of income from our voyage and time chartering activities nor our characterization of contracts for newbuilding vessels, if any. Moreover, the determination of PFIC status for any year can only be made on an annual basis after the end of such taxable year and will depend on the composition of our income, assets and operations from time to time. Because of the above described uncertainties, there can be no assurance that the Internal Revenue Service will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for any taxable year. If we were classified as a PFIC for any taxable year during which a U.S. shareholder owns common shares (regardless of whether we continue to be a PFIC), the U.S. shareholder would be subject to special adverse rules, including taxation at maximum ordinary income rates plus an interest charge on both gains on sale and certain dividends, unless the U.S. shareholder makes an election to be taxed under an alternative regime. Certain elections may be available to U.S. shareholders if we were classified as a PFIC.

Risks Related to Our Relationships with Mr. Pappas, Oaktree and Other Parties

Affiliates of Oaktree own a significant portion of our common shares, subject to certain restrictions on voting, acquisitions and dispositions thereof.

As of February 16, 2022, Oaktree and its affiliates beneficially own 26,021,457 common shares, representing approximately 25.4% of our outstanding common shares. However, pursuant to the Oaktree Shareholders Agreement, Oaktree and certain affiliates thereof have agreed to voting restrictions, ownership limitations and standstill restrictions. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions - Oaktree Shareholders Agreement” for further details. Despite the foregoing limitations, Oaktree and its affiliates are able to exert considerable influence over us. Oaktree and its affiliates may be able to prevent or delay a change of control of us and could preclude any unsolicited acquisition of us. The concentration of ownership and voting power in Oaktree may make some transactions more difficult or impossible without Oaktree’s support, even if such events are in the best interests of our other shareholders and/or may have an adverse effect on the price of our common shares. As a result of such influence, we may take actions that our other shareholders do not view as beneficial, which may adversely affect our results of operations and financial condition and cause the value of your investment to decline. Additionally, Oaktree is in the business of making investments in companies and currently holds and may from time to time in the future acquire, interests in the shipping industry that directly or indirectly compete with certain portions of our business. If Oaktree pursues acquisitions or makes further investments in the shipping industry, those acquisitions and investment opportunities may not be available to us, and we have agreed to renounce any interest or expectancy in, or in being offered an opportunity to participate in, any corporate opportunities that may be presented to or become known to Oaktree or any of its affiliates. In addition, the members of the Board of Directors nominated by Oaktree will have fiduciary duties to us and in addition may have duties to Oaktree. As a result, such circumstances may entail real or apparent conflicts of interest with respect to matters affecting both us and Oaktree, whose interests, in some circumstances, may be adverse to ours.

Members of management and our directors may have relationships and affiliations with other entities that could create conflicts of interest.

While we do not expect our Chief Executive Officer, Mr. Petros Pappas, will have any material relationships with any companies in the dry bulk shipping industry other than us, he will continue to be involved in other areas of the shipping industry, which could cause conflicts of interest not in the best interest of us or our shareholders. This could result in an adverse effect on our business, financial condition, results of operations and cash flows. We use our best efforts to ensure compliance with all applicable laws and regulations in addressing such conflicts of interest. In addition, our executive officers participate in business activities not associated with us, including serving as members of the management teams of Oceanbulk Maritime S.A, a dry cargo shipping company, and PST Tankers LLC, a joint venture between Oaktree and entities controlled by Mr. Pappas’ family involved in the product tanker businesses, and are not required to work full-time on our affairs. Initially, we expect that each of our executive officers will devote a substantial portion of his/her business time to the management of our Company.

Our executive officers may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of other companies with which they may be affiliated, including those companies listed above. Three of our directors are affiliated with Oaktree. Our Oaktree-affiliated directors have fiduciary duties to us and to Oaktree. In addition, under the Oaktree Shareholders Agreements, none of our officers or directors who is also an officer, director, employee or other affiliate of Oaktree or an officer, director or employee of an affiliate of Oaktree will be liable to us or our shareholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Oaktree or its affiliates instead of us, or does not communicate information regarding a corporate opportunity to us that such person or affiliate has directed to Oaktree or its affiliates. As a result, such circumstances may entail real or apparent conflicts of interest with respect to matters affecting both us and Oaktree, whose interests, in some circumstances, may be adverse to ours. In addition, as a result of Oaktree’s ownership interest, conflicts of interest could arise with respect to transactions involving business dealings between us and Oaktree or their affiliates, including potential business transactions, potential acquisitions of businesses or properties, the issuance of additional securities, the payment of dividends by us and other matters. This structure may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.

Our success depends in large part on our ability to attract and retain highly skilled and qualified personnel, both shoreside personnel and crew. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members and shoreside personnel is intense due to the increase in the size of the global shipping fleet. In addition, if we are not able to obtain higher charter rates to compensate for any crew cost and salary increases, or if we cannot hire, train and retain a sufficient number of qualified employees, we may be unable to manage, maintain and grow our business, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our reliance upon “foreign private issuer” exemptions may afford less protection to holders of our common shares.

Nasdaq’s corporate governance rules require, subject to exceptions, listed companies to have, among other things, a majority of their board members be independent and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a “foreign private issuer” (as defined in Rule 3b-4 of the Exchange Act), or FPI, we may follow the laws of the Republic of the Marshall Islands, our home country, with respect to the foregoing requirements. For example, although our Board of Directors currently includes nine members who would likely be deemed independent under the Nasdaq rules, we may in the future have less than a majority of directors who would be deemed independent, as permitted under Marshall Islands law. In addition, as a FPI we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic companies whose securities are registered under the Exchange Act.

Risks Related to Our Corporate Structure and Our Common Shares

We are a holding company and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

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

Our Articles of Incorporation authorize us to issue 300,000,000 common shares, of which 102,294,758 shares were issued and outstanding as of December 31, 2021. In addition, certain shareholders hold registration rights, see “Item 7. Major Shareholders.” Furthermore pursuant to our two, currently effective, At the Market offering programs, we may offer and sell a number of our common shares, having an aggregate offering price of up to $150 million at any time and from time to time. Sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional common shares in the future. Our shareholders may incur dilution from any future equity offering and upon the issuance of additional common shares pursuant to our equity incentive plans.

We may fail to meet the continued listing requirements of the Nasdaq, which could cause our common shares to be delisted.

There can be no assurance that we will remain in compliance with Nasdaq’s listing qualification rules, or that our common shares will not be delisted, which could have an adverse effect on the market price of, and the efficiency of the trading market for, our common shares and could cause a default under certain senior secured credit facilities.

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

A.       History and Development of the Company

Star Bulk Carriers Corp. was incorporated in the Marshall Islands on December 13, 2006. Our executive offices are located at c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece and its telephone number is 011-30-210-617-8400. Our registered office is located at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH 96960.

Significant changes to our fleet during the years 2019 -2022

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

On December 17, 2020, we entered into a definitive agreement with entities affiliated with E.R. Capital Holding GmbH & Cie. KG (“E.R.”), pursuant to which we agreed to acquire three Capesize dry bulk vessels. The vessels are retrofitted with exhaust gas cleaning systems and were delivered to us on January 26, 2021. Consideration for the acquisition was payable in the form of $39.0 million in cash and 2,100,000 of our common shares, which shares were issued on January 26, 2021 to E.R. In connection with this transaction, we granted E.R. certain registration rights and registered the resale of 2,100,000 common shares.

On February 2, 2021, we entered into an agreement with Eneti Inc. (NYSE: NETI), or Eneti, formerly known as Scorpio Bulkers Inc., and certain other parties to acquire seven vessels, consisting of three Ultramax vessels, the Star Athena (ex-SBI Pegasus), the Star Bovarius (ex-SBI Ursa) and the Star Subaru (ex-SBI Subaru), and four Kamsarmax vessels, the Star Capoeira (ex-SBI Capoeira), the Star Carioca (ex-SBI Carioca), the Star Lambada (ex-SBI Lambada) and the Star Macarena (ex-SBI Macarena) (collectively, the “Eneti Acquisition Vessels”) by assuming the outstanding lease obligations of the Eneti Acquisition Vessels. As consideration for this transaction we agreed to issue to Eneti 3,000,000 newly issued common shares of the Company. In connection with this transaction, on February 2, 2021 we entered into a registration right agreement with Eneti, which provided Eneti with certain demand registration rights and shelf registration rights. The transaction was completed for six out of seven vessels on March 16, 2021, on which date we issued 2,649,203 of our common shares and assumed the outstanding lease obligations attributable to these six vessels of $86.9 million. On May 19, 2021 we took delivery of Star Athena (ex- SBI Pegasus), the seventh and final vessel. We issued to the relevant affiliates of Eneti 350,797 common shares representing the share consideration for the seventh vessel and we assumed the outstanding lease obligations of $12.7 million associated with the vessel. In addition, we paid an amount of $0.5 million per vessel to the lessors as security for our obligations which amount will progressively be released until May 2025.

On March 3, 2021, we entered into a definitive agreement with a third party to acquire two Eco-type resale 82,000 dwt Kamsarmax vessels (the “Kamsarmax Resale Vessels”) at a price of $55.0 million in aggregate. The vessels were delivered to us on May 25, 2021 and June 16, 2021, respectively, directly from YAMIC yard (a joint venture between Mitsui and New Yangzijiang).

From time to time, in response to changing market conditions, we have disposed certain of our vessels (the majority of which were older vessels) and have sold, cancelled or transferred some of our newbuilding vessels. As a result, we currently have a fleet of 128 vessels, with an aggregate capacity of 14.1 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with carrying capacities between 52,425 dwt and 209,529 dwt.

B.       Business Overview

General

We are an international leading global shipping company that owns and operates a modern and diverse fleet of dry bulk vessels. Our vessels transport a broad range of major and minor bulk commodities, including iron ore, minerals and grain, bauxite, fertilizers and steel products, along worldwide shipping routes. Our executive management team, which has extensive shipping industry expertise, is led by Mr. Petros Pappas, who has more than 40 years of shipping experience and has managed hundreds of vessel acquisitions and dispositions.

We are committed to implementing Environmental, Social and Governance (ESG) practices into our operational and strategic decision making within the scope of our vision to be a leader in sustainable dry bulk shipping. In this respect we are a signatory to the United Nations (UN) Global Compact supporting its Ten Principles on areas of human rights, labor, environment and anticorruption and committing to the broader development goals of the United Nations, the Sustainable Development Goals. In addition, we publish an annual ESG Report, which presents our ESG strategy and goals, identifies ESG related risks, and reports on our ESG performance across all our business operations. In November 2021, we released our third annual ESG Report. All of our ESG Reports may be found on our website at www.starbulk.com.  The information on our website is not incorporated by reference into this annual report.

Our ESG Performance:

Environment

We endeavor to comply with all applicable environmental regulations on a timely and efficient basis, and to implement measures to further reduce our carbon footprint, improve our environmental performance and protect the marine environment. We continuously monitor the performance of our vessels through telemetry and advanced data management systems and take action to improve the energy efficiency of our fleet both operationally and technically, in view of the greenhouse gas (GHG) strategy set for 2030 and 2050 by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”).

•	We have retrofitted our fleet with Exhaust Gas Cleaning Systems (EGCS) in order to comply with emissions standards, titled IMO-2020, set by the IMO.
•	We have an ongoing retrofit program across our entire fleet to comply with the IMO’s Ballast Water Management Convention.
•	We participate in the Poseidon Principles, which establish a framework for assessing and disclosing the climate alignment of ship finance portfolios and are consistent with the policies and ambitions of the IMO to reduce shipping's total annual GHG emissions by at least 50% by 2050.

•	We collaborate with our charterers within the scope of the Sea Cargo Charter, providing them with our vessel data to enable them to assess and report on the carbon intensity of the chartering activities of these vessels.
•	We have engaged and actively participate in partnerships and alliances that promote sustainability in the maritime sector, including emission control and other environmental initiatives, such as the Global Maritime Forum, the Getting to Zero Coalition, the Clean Shipping Alliance, and the Hellenic Marine Environment Protection Association.
•	We are active participants in several projects for the development and/or deployment of new green technologies and alternative fuels, including with respect to:
•	the adoption of various latest technology voyage optimization platforms which aim to reduce fuel consumption and therefore our fleet’s CO2 footprint;
•	the installation of energy-saving devices, such as propeller ducts, which aim to reduce the required propulsion power and CO2 emissions of our vessels;
•	piloting and evaluating latest technology anti-fouling paints and hull cleaning technologies to reduce hull resistance and improve vessel’s energy efficiency;
•	the techno-economic feasibility assessment of several zero-emission fuels, including biofuels and green-hydrogen derived fuels such as methanol and ammonia;
•	onboard carbon capture technologies, leveraging also our existing exhaust gas cleaning systems; and
•	the testing of advanced wash-water filtration system onboard our vessels to enable the removal of micro-plastics from port waters

 Social

We are focused on continuously improving our social impact, including with respect to the health, safety and wellbeing of employees, both on board and ashore, to operational excellence, and to community support.

•	The health, safety, security and well-being of our people at sea and on shore is our top priority, especially during the COVID-19 pandemic. For more information with respect to our response to the COVID-19 pandemic, please visit our ESG Report, which may be found on our website at www.starbulk.com. The information on our website is not incorporated by reference into this annual report. We are a signatory to the Neptune Declaration on Seafarer Wellbeing, which promotes the health and safety of seafarers. We are also signatories of the Gulf of Guinea Declaration on Suppression of Piracy.
•	We are dedicated to providing equal employment opportunities and treating our people fairly without regard to race, color, religious beliefs, age, sex, or any other classification.

•	We maintain high retention rates both on board and ashore and work to facilitate the professional development, continuous training and career advancement of our people.

•	We are consistently the top ranked dry bulk operator among peers in the RightShip Safety Score.

•	Our community investment activities focus on, but are not limited to, supporting vulnerable groups and youth education in Greece.

Governance

We endeavor to apply corporate governance best practices, adhere to high ethical principles and ensure the high commercial performance of our fleet.

•	The Company is governed by a diverse and experienced, majority independent Board of Directors.
•	We have a transparent Code of Ethics and Anti-Corruption Policy in place.
•	We implement strong internal controls structured to ensure robust risk management.
•	We continuously cultivate an open reporting culture with respect to any violations of the Code of Ethics.

Our Decarbonization Strategy

We aspire to be frontrunners in the industry’s efforts to reduce GHG emissions and lead by example by applying new technologies and forming alliances with participants that aim to decarbonize the industry.

The five pillars of our decarbonization strategy are:

•	Monitoring and transparent reporting on our GHG emissions.
•	Improving the energy efficiency of our existing fleet.
•	Identifying and assessing climate related risks and opportunities.

•	Participating in research and development for new technologies and alternative fuels.

•	Developing partnerships and participating in environmental alliances.

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

The majority of our operating fleet is equipped with a vessel remote monitoring system that provides data to monitor fuel and lubricant consumption and efficiency on a real-time basis. While these monitoring systems are generally available in the shipping industry, we believe that they can be cost-effectively employed only by large-scale shipping operators, such as us.

In addition, pursuant to the IMO sulfur cap regulations, which limited emission to 0.5% m/m sulfur content that came into force in January 2020, we decided to install scrubbers on the vast majority of our vessels (“Scrubber Retrofitting Program”). As of the date of this annual report, we have successfully completed the installation of scrubbers on 120 vessels out of the 128 vessels in our fleet. We believe that the new maritime regulations will have a strong impact on the maritime industry and will distinguish us from other dry bulk owners that will have conventional dry bulk vessels that will not be able to consume less expensive bunker fuel with higher sulfur content. We believe installation of scrubbers will increase our competitive advantage commercially making our fleet more attractive to charterers and cargo owners.

 The following tables summarize key information about our operating fleet, as of the date of this annual report:

Operating Fleet

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
1	Pearl Shiptrade LLC	Gargantua (1)	209,529	April 2, 2015	2015
2	Star Ennea LLC	Star Gina 2GR	209,475	February 26, 2016	2016
3	Coral Cape Shipping LLC	Maharaj (1)	209,472	July 15, 2015	2015
4	Sea Diamond Shipping LLC	Goliath (1)	207,999	July 15, 2015	2015
5	Star Castle II LLC	Star Leo	207,939	May 14, 2018	2018
6	ABY Eleven Ltd	Star Laetitia	207,896	August 3, 2018	2017
7	Domus Shipping LLC	Star Ariadne	207,774	March 28, 2017	2017
8	Star Breezer LLC	Star Virgo	207,774	March 1, 2017	2017
9	Star Seeker LLC	Star Libra (1)	207,727	June 6, 2016	2016
10	ABY Nine Ltd	Star Sienna	207,721	August 3, 2018	2017
11	Clearwater Shipping LLC	Star Marisa	207,671	March 11 2016	2016
12	ABY Ten Ltd	Star Karlie	207,566	August 3, 2018	2016
13	Star Castle I LLC	Star Eleni	207,517	January 3, 2018	2018
14	Festive Shipping LLC	Star Magnanimus	207,490	March 26, 2018	2018
15	New Era II Shipping LLC	Debbie H	206,823	May 28, 2019	2019
16	New Era III Shipping LLC	Star Ayesha	206,814	July 15, 2019	2019
17	New Era I Shipping LLC	Katie K	206,803	April 16, 2019	2019
18	Cape Ocean Maritime LLC	Leviathan	182,466	September 19, 2014	2014
19	Cape Horizon Shipping LLC	Peloreus	182,451	July 22, 2014	2014
20	Star Nor I LLC	Star Claudine	181,258	July 6, 2018	2011
21	Star Nor II LLC	Star Ophelia	180,716	July 6, 2018	2010
22	Sandra Shipco LLC	Star Pauline	180,233	December 29, 2014	2008
23	Christine Shipco LLC	Star Martha	180,231	October 31, 2014	2010
24	Pacific Cape Shipping LLC	Pantagruel	180,140	July 11, 2014	2004
25	Star Polaris LLC	Star Polaris	179,648	November 14, 2011	2011
26	Star Borealis LLC	Star Borealis	179,601	September 9, 2011	2011
27	Star Nor III LLC	Star Lyra	179,147	July 6, 2018	2009
28	Star Regg V LLC	Star Borneo	178,978	January 26, 2021	2010
29	Star Regg VI LLC	Star Bueno	178,978	January 26, 2021	2010
30	Star Regg IV LLC	Star Marilena	178,977	January 26, 2021	2010
31	Star Regg I LLC	Star Marianne	178,841	January 14, 2019	2010
32	Star Regg II LLC	Star Janni	177,939	January 7, 2019	2010
33	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
34	Sky Cape Shipping LLC	Big Fish	177,620	July 11, 2014	2004
35	Global Cape Shipping LLC	Kymopolia	176,948	July 11, 2014	2006
36	Star Trident XXV Ltd.	Star Triumph	176,274	December 8, 2017	2004
37	ABY Fourteen Ltd	Star Scarlett	175,800	August 3, 2018	2014
38	ABY Fifteen Ltd	Star Audrey	175,125	August 3, 2018	2011
39	Sea Cape Shipping LLC	Big Bang	174,109	July 11, 2014	2007
40	ABY I LLC	Star Paola	115,259	August 3, 2018	2011

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
41	ABM One Ltd	Star Eva	106,659	August 3, 2018	2012
42	Nautical Shipping LLC	Amami	98,648	July 11, 2014	2011
43	Majestic Shipping LLC	Madredeus	98,648	July 11, 2014	2011
44	Star Sirius LLC	Star Sirius (1)	98,648	March 7, 2014	2011
45	Star Vega LLC	Star Vega (1)	98,648	February 13, 2014	2011
46	ABY II LLC	Star Aphrodite	92,006	August 3, 2018	2011
47	Augustea Bulk Carrier Ltd	Star Piera	91,952	August 3, 2018	2010
48	Augustea Bulk Carrier Ltd	Star Despoina	91,945	August 3, 2018	2010
49	Star Trident I LLC	Star Kamila	87,001	September 3, 2014	2005
50	Star Nor IV LLC	Star Electra	83,494	July 6, 2018	2011
51	Star Alta I LLC	Star Angelina	82,953	December 5, 2014	2006
52	Star Alta II LLC	Star Gwyneth	82,703	December 5, 2014	2006
53	Star Nor VI LLC	Star Luna	82,687	July 6, 2018	2008
54	Star Nor V LLC	Star Bianca	82,672	July 6, 2018	2008
55	Grain Shipping LLC	Pendulum	82,578	July 11, 2014	2006
56	Star Trident XIX LLC	Star Maria	82,578	November 5, 2014	2007
57	Star Trident XII LLC	Star Markella	82,574	September 29, 2014	2007
58	ABY Seven Ltd	Star Jeanette	82,567	August 3, 2018	2014
59	Star Trident IX LLC	Star Danai	82,554	October 21, 2014	2006
60	Star Sun I LLC	Star Elizabeth	82,430	May 25, 2021	2021
61	Star Sun II LLC	Star Pavlina	82,361	June 16, 2021	2021
62	Star Trident XI LLC	Star Georgia	82,281	October 14, 2014	2006
63	Star Trident VIII LLC	Star Sophia	82,252	October 31, 2014	2007
64	Star Trident XVI LLC	Star Mariella	82,249	September 19, 2014	2006
65	Star Trident XIV LLC	Star Moira	82,220	November 19, 2014	2006
66	Star Trident X LLC	Star Renee	82,204	December 18, 2014	2006
67	Star Trident XIII LLC	Star Laura	82,192	December 8, 2014	2006
68	Star Trident XV LLC	Star Jennifer	82,192	April 15, 2015	2006
69	Star Nor VIII LLC	Star Mona	82,188	July 6, 2018	2012
70	Star Trident II LLC	Star Nasia	82,183	August 29, 2014	2006
71	Star Nor VII LLC	Star Astrid	82,158	July 6, 2018	2012
72	Star Trident XVII LLC	Star Helena	82,150	December 29, 2014	2006
73	Star Trident XVIII LLC	Star Nina	82,145	January 5, 2015	2006
74	Waterfront Two Ltd	Star Alessia	81,944	August 3, 2018	2017
75	Star Nor IX LLC	Star Calypso	81,918	July 6, 2018	2014
76	Star Elpis LLC	Star Suzanna	81,644	May 15, 2017	2013
77	Star Gaia LLC	Star Charis	81,643	March 22, 2017	2013
78	Mineral Shipping LLC	Mercurial Virgo	81,502	July 11, 2014	2013
79	Star Nor X LLC	Stardust	81,502	July 6, 2018	2011
80	Star Nor XI LLC	Star Sky	81,466	July 6, 2018	2010
81	Star Zeus VI LLC	Star Lambada (1)	81,272	March 16, 2021	2016
82	Star Zeus I LLC	Star Capoeira (1)	81,253	March 16, 2021	2015
83	Star Zeus II LLC	Star Carioca (1)	81,199	March 16, 2021	2015
84	Star Zeus VII LLC	Star Macarena (1)	81,198	March 6, 2021	2016

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
85	ABY III LLC	Star Lydia	81,187	August 3, 2018	2013
86	ABY IV LLC	Star Nicole	81,120	August 3, 2018	2013
87	ABY Three Ltd	Star Virginia	81,061	August 3, 2018	2015
88	Star Nor XII LLC	Star Genesis	80,705	July 6, 2018	2010
89	Star Nor XIII LLC	Star Flame	80,448	July 6, 2018	2011
90	Star Trident III LLC	Star Iris	76,390	September 8, 2014	2004
91	Star Trident XX LLC	Star Emily	76,339	September 16, 2014	2004
92	Orion Maritime LLC	Idee Fixe (1)	63,437	March 25, 2015	2015
93	Primavera Shipping LLC	Roberta (1)	63,404	March 31, 2015	2015
94	Success Maritime LLC	Laura (1)	63,377	April 7, 2015	2015
95	Star Zeus III LLC	Star Athena (1)	63,371	May 19, 2021	2015
96	Ultra Shipping LLC	Kaley (1)	63,261	June 26, 2015	2015
97	Blooming Navigation LLC	Kennadi (1)	63,240	January 8, 2016	2016
98	Jasmine Shipping LLC	Mackenzie (1)	63,204	March 2, 2016	2016
99	STAR LIDA I SHIPPING LLC	Star Apus (1)	63,123	July 16, 2019	2014
100	Star Zeus V LLC	Star Bovarius (1)	61,571	March 16, 2021	2015
101	Star Zeus IV LLC	Star Subaru (1)	61,521	March 16, 2021	2015
102	Star Nor XV LLC	Star Wave	61,491	July 6, 2018	2017
103	Star Challenger I LLC	Star Challenger (1)	61,462	December 12, 2013	2012
104	Star Challenger II LLC	Star Fighter (1)	61,455	December 30, 2013	2013
105	Aurelia Shipping LLC	Honey Badger (1)	61,324	February 27, 2015	2015
106	Star Axe II LLC	Star Lutas (1)	61,323	January 6, 2016	2016
107	Rainbow Maritime LLC	Wolverine (1)	61,268	February 27, 2015	2015
108	Star Axe I LLC	Star Antares (1)	61,234	October 9, 2015	2015
109	ABY Five Ltd	Star Monica	60,935	August 3, 2018	2015
110	Star Asia I LLC	Star Aquarius	60,873	July 22, 2015	2015
111	Star Asia II LLC	Star Pisces (1)	60,873	August 7, 2015	2015
112	Star Nor XIV LLC	Star Glory	58,680	July 6, 2018	2012
113	STAR LIDA XI SHIPPING LLC	Star Pyxis (1)	56,615	August 19, 2019	2013
114	STAR LIDA VIII SHIPPING LLC	Star Hydrus (1)	56,604	August 8, 2019	2013
115	STAR LIDA IX SHIPPING LLC	Star Cleo (1)	56,582	July 15, 2019	2013
116	Star Trident VII LLC	Diva (1)	56,582	July 24, 2017	2011
117	STAR LIDA VI SHIPPING LLC	Star Centaurus	56,559	September 18, 2019	2012
118	STAR LIDA VII SHIPPING LLC	Star Hercules	56,545	July 16, 2019	2012
119	STAR LIDA X SHIPPING LLC	Star Pegasus (1)	56,540	July 15, 2019	2013
120	STAR LIDA III SHIPPING LLC	Star Cepheus (1)	56,539	July 16, 2019	2012
121	STAR LIDA IV SHIPPING LLC	Star Columba (1)	56,530	July 23, 2019	2012
122	STAR LIDA V SHIPPING LLC	Star Dorado (1)	56,507	July 16, 2019	2013
123	STAR LIDA II SHIPPING LLC	Star Aquila	56,506	July 15, 2019	2012
124	Star Regg III LLC	Star Bright	55,783	October 10, 2018	2010
125	Glory Supra Shipping LLC	Strange Attractor	55,715	July 11, 2014	2006
126	Star Omicron LLC	Star Omicron	53,444	April 17, 2008	2005
127	Star Zeta LLC	Star Zeta	52,994	January 2, 2008	2003
128	Star Theta LLC	Star Theta	52,425	December 6, 2007	2003
		Total dwt	14,072,068

(1)	Subject to a sale and leaseback financing transaction, as further described in Note 6 to our audited consolidated financial statements included in this annual report.

Our Competitive Strengths

We believe that we possess a number of competitive strengths in our industry, including:

We manage a high quality, scrubber fitted modern fleet

We own a modern, diverse, high quality fleet of 128 dry bulk carrier vessels with an aggregate capacity of 14.1 million dwt and an average age of 10.0 years. In addition, 120 out of the 128 vessels in our fleet are retrofitted with exhaust gas cleaning systems.

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

In-house commercial and technical management of our fleet enable us to have very competitive operating expenses and high vessel maintenance and operating standards

We conduct a significant portion of the commercial and technical management of our vessels in-house through our wholly owned subsidiaries, Star Bulk Management Inc., Star Bulk Shipmanagement Company (Cyprus) Limited and Starbulk S.A. We believe having control over the commercial and technical management provides us with a competitive advantage over many of our competitors by allowing us to monitor our operations more closely and to offer higher quality performance, reliability and efficiency in arranging charters and the maintenance of our vessels. We also believe that these management capabilities contribute significantly in maintaining a lower level of vessel operating and maintenance costs, without sacrificing the quality of our operations.

Focus on new technology to improve fuel efficiency and vessel operations

In response to the increased environmental regulations around decarbonization, we have focused our attention in improving the sustainability and fuel efficiency of our operations. The majority of our operating fleet has been equipped with a sophisticated vessel performance monitoring system (“VPM”) and we plan to install the system on the remaining vessels of our fleet as well. The VPM system allows us to collect real-time information on the performance of important equipment, with a particular focus on vessel performance, fuel consumption and exhaust gas emissions. The system is designed to enhance our operational knowledge and increase the efficiency of our trading and of our vessel maintenance.

Furthermore we take operational measures, including speed reduction, weather routing, voyage optimization and have planned technical upgrades to our fleet, such as the use of Energy Saving Devices (ESD) and low friction hull paints in order to reduce fuel consumption and emissions. We plan to use underwater ROV (Remotely Operated Vehicles) for inspecting and cleaning the underwater hulls of our vessels. We also plan to proceed with EPL (Engine Power Limitation) in order to meet the IMO EEXI (Energy Efficiency Existing ship Index) requirements.

Most of our vessels’ main engines have been retrofitted with sliding engine valves and alpha lubricators, which provide additional fuel efficiency and optimized lubricant consumption. We are replacing the conventional lights of our ships with LED lights in order to reduce energy consumption.

We believe that the above measures are the most efficient initiatives towards decarbonization until technological advances allow the use of very low or zero carbon emission fuels. We have performed a thorough evaluation of our fleet’s performance, which has juxtaposed the projected performance of each of our vessels against the applicable regulatory requirements.

Finally we have established a compliance section within our Technical department in order to monitor exhaust gas emissions and ensure compliance with regional and international regulations.

Experienced management team with a strong track record in the shipping industry and extensive relationships with customers, lenders, shipyards and other shipping industry participants

Our company’s leadership has considerable shipping industry expertise. Our founder and Chief Executive Officer, Mr. Pappas, has an established track record in the dry bulk industry, with more than 40 years of experience and hundreds of vessel acquisitions and dispositions. Mr. Pappas has extensive experience in operating and investing in shipping, including through his family’s principal shipping operations and investment vehicle, Oceanbulk Maritime S.A. Mr. Pappas also has extensive relationships in the shipping industry, and he has leveraged his deep relationships with shipbuilders to implement, when applicable, our newbuilding program with vessels of high specification.

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

Charter our vessels in an active and sophisticated manner

Given the volatility of the freight markets, we believe we should be flexible to changing market conditions and actively manage our vessels in order to generate attractive risk-adjusted returns by providing efficient transportation solutions to our major charterers. Currently we are arranging voyage and short-term time charters which provide optionality for the Company given the current market levels. Our aim is to continue improving our fleet utilization by booking long haul voyage charters and complimentary trade flows that improve the laden/ballast ratios. This approach is also tailored specifically to our scrubber-fitted fleet and the fuel efficiency of our younger vessels. While this process is more difficult and labor intensive than placing our vessels on longer-term time charters, it can lead to greater profitability. When operating a vessel on a voyage charter, as well as on contracts of affreightment directly with cargo providers, we (as owner of the vessel) will incur fuel costs, and therefore, we are in a position to benefit from fuel savings from our scrubber-fitted fleet. If charter market levels rise, we may employ part of our fleet in the long-term time charter market, while we may be able to employ our scrubber-fitted vessels more advantageously in the voyage charter market and/or short-term time charters in order to capture the benefit of available fuel cost savings. Our large, diverse and high-quality fleet provides scale to major charterers, such as iron ore miners, utility companies and commodity trading houses. As part of our strategy to maximize earnings, we seek direct arrangements (consecutive voyages, contracts of affreightment, etc.) with major charterers and cargo owners on a voyage basis, providing the scale required for the transportation of large commodity volumes over a multitude of trading routes around the world.

We are also party of a Capesize vessel pooling agreement (“Capesize Chartering Ltd or CCL Pool or CCL”) with Bocimar International NV, and C Transport Holding Ltd, managed by C Transport Maritime S.A.M (CTM). As of December 31, 2021, we operated approximately 35 of our Newcastlemax and Capesize dry bulk vessels as part of one combined CCL fleet. The CCL fleet consists of approximately 135 modern Newcastlemax and Capesize vessels and is being managed out of Athens, Singapore and Antwerp. Each vessel owner is responsible for the operating, accounting and technical management of its respective vessels. The objective of this pool is to provide improved scheduling through joint marketing of our Newcastlemax and Capesize vessels, with the overall aim of enhancing economic efficiencies.

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

Expand and renew our fleet through opportunistic acquisitions of high-quality vessels at attractive prices

As market conditions continue to improve, we may opportunistically acquire high-quality vessels at attractive prices that are accretive to our cash flow. We also look to opportunistically renew our fleet by replacing older vessels that have higher maintenance and survey costs and lower operating efficiencies with newer vessels that have lower operating costs, fewer maintenance and survey requirements, lower fuel consumption and overall enhanced commercial attractiveness to our charterers. When evaluating acquisitions, we will consider and analyze, among other things, our expectations of fundamental developments in the dry bulk shipping industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications with particular regard to fuel consumption, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. We believe that these circumstances combined with our management’s knowledge of the shipping industry may present an opportunity for us to continue to grow our fleet at favorable prices.

Maintain a strong balance sheet through optimization of use of leverage

We finance our fleet with a mix of debt and equity, and we intend to optimize use of leverage over time, even though we may have the capacity to obtain additional financing. As of December 31, 2021, our debt to total capitalization ratio (i.e. the book value of our vessels) was approximately 40%. Charterers have increasingly favored financially solid vessel owners, and we believe that our balance sheet strength will enable us to access more favorable chartering opportunities, as well as give us a competitive advantage in pursuing vessel acquisitions from commercial banks and shipyards, which in our experience have recently displayed a preference for contracting with well-capitalized counterparties.

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

As of December 31, 2021, we had 181 employees engaged in the day to day management of our fleet, including our executive officers, through Star Bulk Management Inc., Star Bulk Shipmanagement Company (Cyprus) Limited and Starbulk S.A. which employ a number of shore-based executives and employees designed to ensure the efficient performance of our activities. We reimburse and/or advance funds as necessary to our in-house managers in order for them to conduct their activities and discharge their obligations, at cost.

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

Star Bulk Shipmanagement Company (Cyprus) Limited provides technical and operation management services to 14 of our vessels. The management services include arrangement and supervision of dry docking, repairs, insurance, regulatory and classification society compliance, provision of crew, appointment of surveyors and technical consultants.

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

Outsourced Management of the fleet

We engage Ship Procurement Services S.A., a third-party company, to provide to our fleet certain procurement services.

Following the completion of the acquisition of certain vessels from Augustea Atlantica SpA (“Augustea”) and York Capital Management (“York”) in 2018, (the “Augustea Vessels”), we appointed Augustea Technoservices Ltd., an entity affiliated with certain of the sellers of the corresponding transaction and specifically with one of the Company’s directors, Mr. Zagari (see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”) as the technical manager of certain of our vessels.

During 2018 and 2019, we appointed Equinox Maritime Ltd., Zeaborn GmbH & Co. KG and Technomar Shipping Inc., which are third party management companies, to provide certain management services to our vessels.

In addition, in 2021 we appointed Iblea Ship Management Limited, an entity affiliated with one of the Company’s directors, Mr. Zagari, to provide certain management services to our vessels, previously managed by Augustea Technoservices Ltd.

As of December 31, 2021, Augustea Technoservices Ltd., Equinox Maritime Ltd., Zeaborn GmbH & Co. KG, Technomar Shipping Inc. and Iblea Ship Management Limited provide technical, operation and crewing management services to 44 of the 128 vessels in our fleet. Please also see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Basis for Statements

The International Dry Bulk Shipping Industry

Dry bulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. In 2021, based on preliminary figures, it is estimated that approximately 5.4 billion tons of dry bulk cargo was transported by sea.

The demand for dry bulk carrier capacity is derived from the underlying demand for commodities transported in dry bulk carriers, which is influenced by various factors such as broader macroeconomic dynamics, globalization trends, industry specific factors, geological structure of ores, political factors, and weather. The demand for dry bulk carriers is determined by the volume and geographical distribution of seaborne dry bulk trade, which in turn is influenced by general trends in the global economy and factors affecting demand for commodities. During the 1980s and 1990s seaborne dry bulk trade increased by 1-2% per annum. However, over the last fifteen years, between 2007 and 2021, seaborne dry bulk trade increased at a compound annual growth rate of 3.2%, substantially influenced by the entrance of China in the World Trade Organization. Seaborne world trade increased by 4.1% during 2021 due to strong global economic recovery supported by vaccination against COVID-19 and synchronized global economic stimulus that inflated iron ore, coal, grains and minor bulks trade, notably on long-haul routes to Asia. The global dry bulk carrier fleet may be divided into seven categories based on a vessel’s carrying capacity. These main categories consist of:

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

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss, and the demand for dry bulk shipping is often dependent on economic conditions, and international trade. The historically low dry bulk charter rates seen in 2016 acted as a catalyst for ship owners, who scrapped a significant number of vessels, until equilibrium between demand and supply of vessels was achieved. Based on our analysis of industry dynamics, we believe that dry bulk charter rates will remain strong in the medium term due to historically low vessel deliveries. As of January 4, 2022, the global dry bulk carrier order book amounted to approximately 7.0% of the existing fleet at that time, a record low number not seen in 30 years. During 2021, a total of 5.2 million dwt was scrapped, which was only a third compared to the year before as the freight market increased to 14 years high levels. Historically, from 2006 to 2021, vessel annual demolition rate averaged 14.3 million dwt per year, with a high of 33.3 million dwt scrapped in 2012. Given the low dry bulk order book, the uncertainty on future propulsion as a result of upcoming environmental regulations and the limited shipyard capacity, vessel supply is likely to be constrained during the next two years, while demand for seaborne trade is expected to surpass vessel supply resulting in increased fleet utilization and elevated freight rates. While the charter market remains at current levels, we intend to operate our vessels in the spot market under short-term time charters or voyage charters in order to benefit from the increased freight rates and the attractiveness of our scrubber-equipped vessels.

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

The BDI declined from a high of 11,793 in May 2008 to a low of 290 in February 2016, which represents a decline of 98%. In 2021, the BDI ranged from a low of 1,303 in February 2021, to a high of 5,650 in October 2021. As of January 4, 2022, the BDI stood at 2,285. Even though charter hire levels have increased compared to the lows of 2016, there can be no assurance that they will increase further, and the market could decline again.

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

Our company has specifically developed a recycling policy, which has been included within our Safety Management System (“SMS”) and applies to all the managed vessels. In addition to the above, there are clearly and accurately defined measures that need to be retained as well as standards that should be achieved, which are required, in view of the levels of excellence that our company aims for and achieves. There is a clear delegation of the monitoring and maintenance to responsible entities (both ashore and on board) and the duties have been clarified as required. Each vessel has a ship specific plan (namely the Inventory of Hazardous Materials), which has been reviewed and approved by the competent classification society and they have been certified for compliance with the required regulation.

Active engagement with state and regulatory authorities ensures compliance with all applicable standards and regulation. We follow and comply with state and regulatory authority rules and regulations and have adopted and implemented all the necessary operational procedures in order to meet the requirements of those regulations, such as Air emission compliance (NOx, SOx and CO2 reporting). We aim to provide top-quality services without neglecting to adjust for industry needs, always maintaining high ethical standards and abiding by all applicable laws, rules, regulations and standards. We focus on creating real and long-lasting opportunities while advocating for a balanced, sustainable approach to our business and pursuing continuous improvement of our operational capabilities.

Furthermore, we established a standardized and structured process to ensure completeness, consistency and accuracy in our monitoring and reporting process for the World wide, EU and UK Monitoring, Reporting and Verification (MRV) trading (IMO, Data Collection System (DCS), EU & UK MRV) as well as the relevant monitoring plans and advanced data collection, analysis, monitoring and reporting systems through our VPM system. As part of the data collection and key performance indicators’ calculation process we use our in-house developed VPM system, which provides accurate and real time information regarding the performance of our vessels. Additionally, with the introduction of IMO DCS,EU MRV, UK MRV, the reported CO2 emissions of our vessels are also subjected to third party verification by an independent accredited verifier.

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

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We ensure that the operation of our vessels is in full compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for carrying out our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

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

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions from shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. We ensure that all of our vessels are in full compliant in all material respects with these regulations.

The Marine Environment Protection Committee, or “MEPC,” adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.5%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

 Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean Sea area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. The group plans to submit a formal proposal to the IMO by the end of 2022 with the goal of having the ECA implemented by 2025. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. For the moment, this regulation relates to new building vessels and has no retroactive application to existing fleet. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

Further to the above, as of the September 1, 2020 it became mandatory to use fuel with max 0.1% Sulfur content while berthing in South Korean ports. There are specific requirements for the berthing process, and we are diligently complying with all of them. Moreover, from January 1, 2022 onwards, it is mandatory to use fuel with max 0.1% Sulfur content while navigating South Korea’s ECAs.

The second part of the Korean regulations have to do with speed reductions. The port areas selected will be designated as “Vessel Speed Reduction program Sea Areas” or “VSR program Sea Areas”. Each VSR program Sea Area will span 20 nautical miles in radius, measured from a specific lighthouse in each port. Ships should navigate no faster than a maximum speed of 12 knots for container ships and car-carriers and 10 knots for other ship types, when moving from starting point to an end point within a VSR program Sea Area.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below. In order to prove compliance with the above, our Company collects data, monitors the information received and is ready to report them though our VPM system.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMP”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

 Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session in June 2021 and are expected to enter into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic.

Any vessels that will not meet this new EEXI requirement will need to adopt energy-saving/emission reducing technology, through retrofits, to reach compliant levels. This creates a vast array of implications for the shipping industry going forward. Recycling of older ships could accelerate as the investments to comply with regulations may be very costly. One of the most efficient ways of reducing emissions is reducing vessel speed power, this would in turn limit the supply.  The Company owns one of the most modern and fuel-efficient fleets in the industry.

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

The majority of our fleet is fitted with Exhaust Gas Cleaning Systems, an equipment that reduces the sulfur air emission.

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

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As further discussed herein, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and, further, in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, U.S. President Biden recently directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

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

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We ensure that our vessels are in full compliance with SOLAS. Owners’ compliance with LLMC requirements is covered under the Protection & Indemnity insurance.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Our Company along with a number of vessels are certified under the 9001 & 14001 ISO standards, and as such, are fully compliant with the additional requirements and restrictions that have been set. We are committed to conducting our operations systematically by following the requirements of the ISO 14001 striving to maintain ZERO Oil Spills and ZERO Marine and Pollution Atmospheric Incidents. Our Company is also committed to responding timely and effectively to environmental incidents resulting from our operations, respecting the environment by emphasizing every employee’s responsibility in environmental performance and fostering appropriate operating practices and training, managing our business with the goal of preventing environmental incidents and controlling emissions and wastes to below harmful levels, using energy, water, materials and other natural resources as efficiently as possible, giving particular regard to the long-term sustainability of consumable items and minimizing waste by reducing our waste generation.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. The upcoming amendments, which will come into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems must be incorporated by ship-owners and managers no later than the first annual verification of the Company’s Document of Compliance after 1 January 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of future regulations is hard to predict at this time. Our Company has already taken the necessary steps to ensure data integrity and full compliance both from the office side and on board our vessels. The company is in the process of becoming fully certified for ISO27001, with the first stage already completed. The vessels are being monitored under the existing cyber security requirements, required by the IMO as well as the additional best practices by other entities. Each vessel has a ship-specific cyber security plan, and its IT and OT systems have been inventoried, in order for the relevant hazards to be identified.

This ship specific plan has been developed for each vessel covering the requirements according to the updated regulations as well as additional precautions to be maintained on multiple accounts. Detailed pieces of information have been added, pertaining to the software and cyber security on board and additional measures have been taken to protect the integrity of our vessels. Specific policies have been developed to that effect, such as cyber-security, email usage, password, device, workstation policies, etc. Very specific guidelines have been provided to the Masters and crew members regarding their conduct when facing the authorities and what dos and don’ts should be adhered to, in order for the cyber requirements to be fulfilled at all times.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (“IOPP”) renewal survey following entry into force of the convention. As part of our commitment to comply with the international regulation, we are progressively installing BWTS in our fleet.

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

We have developed and implemented the required BWTS on the majority of our fleet and are in compliance with all the applicable regulations.

Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. Irrespective of the BWM convention, certain countries such as the U.S. have enforced and implemented regional requirement related to the system certification, operation and reporting.

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

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis. Our vessels are all currently holders of these certificates issued by the respective flag administrations, based on the evidence of coverage issued by the respective P&I clubs.

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

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the International Anti-fouling System (IAFS) Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021. Our fleet already complies with this regulation.

We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and EU authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and EU ports, respectively. As of the date of this annual report, each of our vessels is ISM Code certified. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. Subsequently, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. The Company and its vessels that call at U.S. ports are all covered under the QI (Qualified Individual) and engagement with Witt O’Briens and their ongoing contract with the USCG which provide us with the latest updates and legislations and are in charge of updating our manuals pertaining to the relevant requirements. In addition, we are also covered through our contracts with the National Response Corporation for Oil Spill Response Organization purposes and with T&T Salvage, LLC for Salvage & Marine Fire-Fighting.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition, which is subject to public comment until February 7, 2022.

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

The EU has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The EU also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the EU with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

 On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market. On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. Contingent on negotiations and a formal approval vote, these proposed regulations may not enter into force for another year or two.

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

International Labor Organization

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

All of our vessels are already fully compliant with the ISPS code and have the International Ship Security Certificate (ISSC). Each vessel also has its own SSP (Ship Security Plan) which has been reviewed and approved by the RO/flag administration accordingly. In addition to the above, the company has also chosen to comply with BMP5 standard as best management practices and also provides additional security equipment (and armed guards, where required) on board whenever our vessels pass through areas of voluntary reporting or where there is high risk of piracy. Future security measures could also have a significant financial impact on us.

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

Inspection by Flag administration and Classification Societies

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

Ensuring compliance with environmental regulations

Other aspects of our environmental compliance include:

•	Refrigerant Allowance: We have banned all the types of refrigerants that significantly affect the ozone layer such as R22 in order to reduce the Global Warming Potential (GWP). Additionally, during possible maintenance activities both in our offices and on vessels, we use eco-friendly refrigerants that do not affect the ozone layer such as R407 and R404. In compliance with EU 517/2014 regulation, stipulating restriction to the use of refrigerants exceeding GWP of 2500, we are using eco-friendly refrigerants in 30% of our fleet and we expect that 100% of our fleet will have installed eco-friendly refrigerants within the next 5 years.
•	Biodegradable Lubricants: We are using these types of biodegradable lubricants proactively in the majority of our fleet regardless of their destination. Biodegradable lubricants are eco-friendly lubricants which are mandatory for vessels that transport cargo or have the United States as destination ports.
•	We had proactively taken immediate steps to comply in 2019 with certain provisions of EU regulation (1257/2013 on Ship recycling) that took effect on December 31, 2020. The regulation refers to vessel recycling activities and the identification and monitoring of hazardous materials, including:
o	Asbestos.
o	PCBs.
o	Ozone depleting substances.
o	PFOS.
o	Anti-fouling systems containing organotin compounds as a biocide.

We are also in the process of replacing Freon onboard. Our entire fleet complies with Hazardous Material regulation.

Dry-BMS (RightShip Standards)

This program is designed to allow ship managers to measure their SMS against agreed industry standards, with the aim of improving fleet performance and risk management. This will ensure that policies align with the industry’s best practice to both advance our vessels’ performance and attain high standards of health, safety, security and pollution prevention.

The draft guidelines focus on 30 areas of management practice across the four most serious risk areas faced in vessel operations: performance, people, plant and process. This grades the excellence of a company’s SMS against measurable expectations and targets without involving the burdens of excessive inspections. This standard is not meant to replace any pre-existing system or rule but rather to enhance their existing application and raise the levels of excellence achieved. The minimum benefits of this venture would a) cover all relevant ship management issues in one document, b) be relevant to the entire dry bulk shipping industry worldwide, c) complement other statutory requirements and industry guidance and d) be frequently evaluated to drive continuous improvement across the management companies on an international level.

C.       Organizational structure

As of December 31, 2021, we are the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under “Item 18. Financial Statements.”

D.       Property, plant and equipment

We do not own any real property. Our interests in the vessels in our fleet are our only material properties. See “Item 4. Information on the Company—B. Business Overview—General.”

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

Overview

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with “Item 4. Business Overview” and our historical consolidated financial statements and accompanying notes included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report.

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

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of our financial resources, including banking relationships (i.e., administration of bank loans and bank accounts);
•	management of our accounting system and records and financial reporting;
•	administration of the legal and regulatory requirements affecting our business and assets; and
•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	charter rates and duration of our charters;
•	age, condition and specifications of our vessels
•	levels of vessel operating expenses;
•	depreciation and amortization expenses;
•	fuel costs;
•	financing costs; and
•	fluctuations in foreign exchange rates.

We believe that the important measures for analyzing trends in the results of operations consist of the following:

•	Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was part of our owned fleet during the period divided by the number of calendar days in that period.
•	Ownership days are the total number of calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.
•	Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and for vessels’ improvements and upgrades. The available days for the years ended December 31, 2020 and 2021 were also decreased by off-hire days relating to disruptions in connection with crew changes as a result of COVID-19. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies due to differences in methods of calculation.
•	Charter-in days are the total days that we charter-in vessels not owned by us.
•	Time charter equivalent rate. Represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements) (please refer below for its detailed calculation).
•	Daily operating expenses: Average daily operating expenses per vessel are calculated by dividing vessel operating expenses by Ownership days.

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

The historical results included below and elsewhere in this document are not necessarily indicative of the future performance of Star Bulk.

CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands of U.S. Dollars, except per share and share data)

	2017	2018	2019	2020	2021
Voyage revenues	331,976	651,561	821,365	693,241	1,427,423

Voyage expenses	64,682	121,596	222,962	200,058	226,111
Charter-in hire expenses	5,325	92,896	126,813	32,055	14,565
Vessel operating expenses	101,428	128,872	160,062	178,543	208,661
Dry docking expenses	4,262	8,970	57,444	23,519	30,986
Depreciation	82,623	102,852	124,280	142,293	152,640
Management fees	7,543	11,321	17,500	18,405	19,489
General and administrative expenses	30,955	33,972	34,819	31,881	39,500
Provision for doubtful debts	—	722	1,607	373	629
(Gain)/ Loss on forward freight agreements and bunker swaps, net	841	447	(4,411)	(16,156)	(3,564)
Impairment loss	—	17,784	3,411	—	—
Other operational loss	989	191	110	1,513	2,214
Other operational gain	(2,918)	—	(2,423)	(3,231)	(2,110)
(Gain)/Loss on time charter agreement termination	—	—	—	—	(1,102)
(Gain) / Loss on sale of vessels	(2,598)	—	5,493	—	—
	293,132	519,623	747,667	609,253	688,019
Operating income / (loss)	38,844	131,938	73,698	83,988	739,404
Interest and finance costs	(50,458)	(73,715)	(87,617)	(69,555)	(56,036)
Interest and other income / (loss)	2,997	1,866	1,299	267	315
Gain / (loss) on interest rate swaps, net	246	707	—	—	—
Loss on debt extinguishment	(1,257)	(2,383)	(3,526)	(4,924)	(3,257)
Total other expenses, net	(48,472)	(73,525)	(89,844)	(74,212)	(58,978)

Income/ (Loss) before taxes and equity in income of investee	(9,628)	58,413	(16,146)	9,776	680,426
Income taxes	(236)	(61)	(109)	(152)	(16)
Income / (Loss) before equity in income of investee	(9,864)	58,352	(16,255)	9,624	680,410
Equity in income of investee	93	45	54	36	120
Net income / (loss)	(9,771)	58,397	(16,201)	9,660	680,530
Earnings / (loss) per share, basic	(0.16)	0.76	(0.17)	0.10	6.73
Earnings / (loss) per share, diluted	(0.16)	0.76	(0.17)	0.10	6.71
Weighted average number of shares outstanding, basic	63,034,394	77,061,227	93,735,549	96,128,173	101,183,829
Weighted average number of shares outstanding, diluted	63,034,394	77,326,111	93,735,549	96,281,389	101,479,072

CONSOLIDATED BALANCE SHEET AND OTHER FINANCIAL DATA
(In thousands of U.S. Dollars, except per share data)

	2017	2018	2019	2020	2021
Cash and cash equivalents	257,911	204,921	117,819	183,211	450,285
Current Assets	312,626	298,836	266,042	307,411	682,924
Advances for vessels under construction and acquisition of vessels	48,574	59,900	—	—	—
Vessels and other fixed assets, net	1,775,081	2,656,108	2,965,527	2,877,119	3,013,038
Total assets	2,145,764	3,022,137	3,238,671	3,191,793	3,754,719
Current liabilities (including current portion of long-term bank loans and short-term lease financing)	219,274	222,717	310,931	266,432	290,796
Total long-term bank loans including long term lease financing, excluding current portion, net of unamortized loan and lease issuance costs	789,878	1,226,744	1,330,420	1,321,116	1,334,593

8.00% 2019 Notes and 8.30% 2022 Notes, net of unamortized notes issuance costs	48,000	48,410	48,821	49,232	—
Common shares	642	926	961	971	1,023
Total Shareholders’ equity	1,088,052	1,520,045	1,544,040	1,549,527	2,080,018
Total liabilities and shareholders’ equity	2,145,764	3,022,137	3,238,671	3,191,793	3,754,719
OTHER FINANCIAL DATA
Dividends declared (nil, nil, $0.05, $0.05 and $2.25)	—	—	4,804	4,804	230,473
Net cash provided by/(used in) operating activities	82,804	169,009	88,525	170,552	767,071
Net cash provided by/(used in) investing activities	(127,101)	(325,327)	(279,837)	(66,334)	(121,263)
Net cash provided by/(used in) financing activities	122,035	96,695	103,697	(34,949)	(368,068)
FLEET DATA
Average number of vessels	69.6	87.7	112.1	116.0	125.4
Total ownership days for fleet	25,387	32,001	40,915	42,456	45,759
Total available days for fleet	25,272	31,614	36,403	40,274	44,059
Charter-in days for fleet	428	5,089	6,843	1,414	571
AVERAGE DAILY RESULTS (In U.S. Dollars)
Time charter equivalent	10,366	13,796	13,027	11,789	26,978
Vessel operating expenses	3,995	4,027	3,912	4,205	4,560

_______________

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

The following table reflects the calculation and reconciliation of TCE rate to voyage revenues as reflected in the consolidated statement of operations:

(In thousands of U.S. Dollars, except for TCE rates)	Year ended December 31, 2019	Year ended December 31, 2020	Year ended December 31, 2021
Voyage revenues	$ 821,365	$ 693,241	$1,427,423
Less:
Voyage expenses	(222,962)	(200,058)	(226,111)
Charter-in hire expenses	(126,813)	(32,055)	(14,565)
Realized gain/(loss) on FFAs/bunker swaps	4,657	14,861	2,056
Amortization of fair value of below/above market acquired time charter agreements	(2,013)	(1,184)	(187)
Time charter equivalent revenues	$ 474,234	$ 474,805	$ 1,188,616

Available days	36,403	40,274	44,059
Daily Time Charter Equivalent Rate (“TCE”)	$ 13,027	$ 11,789	$ 26,978

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

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

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

Charter-in hire expenses

Charter-in hire expenses represent hire expenses for chartering-in third- and related- party vessels, either under time charters or voyage charters.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, vessel scrubbers and BWTS maintenance expenses, lubricants and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including for instance developments relating to market prices for crew wages, lubricants and insurance, may also cause these expenses to increase.

Dry Docking Expenses

Dry docking expenses relate to regularly scheduled intermediate survey or special survey dry docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry docking expenses can vary according to the age of the vessel and its condition, the location where the dry docking takes place, shipyard availability and the number of days the vessel is under dry dock. We utilize the direct expense method, under which we expense all dry-docking costs as incurred.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives, which is determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is calculated based on a vessel’s cost less the estimated residual value.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors’ and executives’ compensation, share based compensation, legal, consulting, audit and accounting expenses.

Management Fees

Management fees include fees paid to third parties as well as related parties providing certain procurement services to our fleet.

Interest and Finance Costs

We incur interest expense and financing costs in connection with our outstanding indebtedness under our existing loan facilities (including sale and leaseback financing transactions). We also incur financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of the relevant debt liability and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

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

Gain/(Loss) on Forward Freight Agreements and Bunker Swaps, net

When deemed appropriate from a risk management perspective, we take positions in freight derivatives, including freight forward agreements (the “FFAs”) and freight options with an objective to utilize those instruments as economic hedges that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. Our FFAs are settled on a daily basis mainly through reputable exchanges such as London Clearing House (LCH) or Singapore Exchange (SGX) so as to limit our exposure in over the counter transactions. Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. Freight options are treated as assets/liabilities until they are settled. Any such settlements by us or settlements to us under FFAs are recorded under (Gain)/Loss on forward freight agreements and bunker swaps, net.

Also, when deemed appropriate from a risk management perspective, we enter into bunker swap contracts to manage our exposure to fluctuations of bunker prices associated with the consumption of bunkers by our vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. Our bunker swaps are settled through reputable clearing houses. Bunker price differentials paid or received under the swap agreements are recognized under (Gain)/Loss on forward freight agreements and bunker swaps, net.

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

Foreign Exchange Fluctuations

Please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Year ended December 31, 2021 compared to the year ended December 31, 2020

Voyage revenues net of Voyage expenses: Voyage revenues for the year ended December 31, 2021 increased to $1,427.4 million from $693.2 million for the year ended December 31, 2020 primarily as a result of the strong market conditions in charter rates prevailing during the year of 2021. In particular, the strong global growth and increased infrastructure spending has led to a healthy rise in demand for commodities which combined with a historically low orderbook and port delays and congestion created favorable dynamics for our industry. As a result, the TCE rate for the year ended December 31, 2021 was $26,978 compared to $11,789 for the year ended December 31, 2020.

Charter-in hire expenses: Charter-in hire expenses for the years ended December 31, 2021 and 2020 were $14.6 million and $32.1 million, respectively. The decrease is due to the significant reduction in charter-in days which totaled 571 in the year ended December 31, 2021 compared to 1,414 in the same period in 2020.

Operating expenses: For the years ended December 31, 2021 and 2020, vessel operating expenses were $208.7 million and $178.5 million, respectively. This increase was primarily due to the increase in the average number of vessels to 125.4 from 116.0 and to additional crew expenses incurred related to the increased number and cost of crew changes performed, as a result of COVID-19 restrictions imposed since the beginning of 2020, estimated to be $8.4 million in 2021 compared to $3.5 million in 2020. In addition, vessel operating expenses for the year ended December 31, 2021 also included maintenance expenses for vessel scrubbers and BWTS of $4.2 million compared to $3.4 million in 2020. Lastly, vessel operating expenses for the year ended December 31, 2021 included $3.1 million pre-delivery and pre-joining expenses incurred in connection with the latest delivered vessels compared to nil in 2020.

Dry docking expenses: Dry docking expenses for the year ended December 31, 2021, were $31.0 million corresponding to 30 of our vessels that underwent their periodic dry docking surveys. Dry docking expenses for the year ended December 31, 2020 were $23.5 million corresponding to 26 of our vessels that underwent their periodic dry docking surveys.

Depreciation: For the years ended December 31, 2021 and 2020, depreciation expense increased to $152.6 million from $142.3 million due to the increase in the average number of vessels.

General and administrative expenses and Management fees: General and administrative expenses for the years ended December 31, 2021 and 2020 were $39.5 million and $31.9 million, respectively. The increase is mainly attributable to the increase in the share-based compensation expense to $10.3 million from $4.6 million. Management fees for the years ended December 31, 2021 and 2020 were $19.5 million and $18.4 million, respectively.

(Gain)/Loss on forward freight agreements and bunker swaps, net: For the year ended December 31, 2021, we incurred a net gain on forward freight agreements and bunker swaps of $3.6 million, consisting of unrealized gain of $1.5 million and realized gain of $2.1 million. For the year ended December 31, 2020, we incurred a net gain on forward freight agreements and bunker swaps of $16.2 million, consisting of unrealized gain of $1.3 million and realized gain of $14.9 million.

Interest and finance costs net of interest and other income/ (loss): Interest and finance costs net of interest and other income/(loss) for the years ended December 31, 2021 and 2020 were $55.7 million and $69.3 million, respectively. This decrease is primarily attributable to the decline in the average interest rate on our outstanding indebtedness, mainly driven by the refinancing of certain of our debt agreements and the redemption of our outstanding 8.30% Senior Notes in July 2021, which also result in lower weighted average outstanding debt balance during the corresponding periods, the interest rate swap agreements that we entered into in 2020 and 2021 and the lower LIBOR rates that prevailed during 2021 compared to 2020.

Loss on debt extinguishment: For the year ended December 31, 2021, loss on debt extinguishment was $3.3 million which primarily consists of $3.6 million written off unamortized debt issuance costs following the refinancing agreements entered into during the year. For the year ended December 31, 2020, loss on debt extinguishment was $4.9 million and comprised of: (a) $3.7 million in connection with the write-off of unamortized debt issuance costs following the refinancing agreements entered into during the year and (b) $1.2 million in connection with prepayment fees for facilities refinanced or repaid as a result of the sale of mortgaged vessels.

Year ended December 31, 2020 compared to the year ended December 31, 2019

For a discussion of the year ended December 31, 2020 compared to the year ended December 31, 2019, please refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F, as amended, for the year ended December 31, 2020, or our “2020 20-F”.

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

Our short-term liquidity requirements include paying operating costs, funding working capital requirements and the short-term equity portion of the cost of vessel acquisitions and vessel upgrades, interest and principal payments on outstanding indebtedness and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from new debt and refinancings as well as equity financings.

Our medium- and long-term liquidity requirements are funding the equity portion of our newbuilding vessel installments and secondhand vessel acquisitions, if any, funding required payments under our vessel financing and other financing agreements and paying cash dividends when declared. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations, new debt and refinancings or bareboat lease financing, sale and lease back arrangements, equity issuances and vessel sales. Please also refer to Note 14 to our audited consolidated financial statements included in this annual report for further discussion on our commitments as of December 31, 2021.

As of February 16, 2022, we had total cash of $593.7 million and $1,532.5 million of outstanding borrowings (including bareboat lease financing). In addition, following a number of interest rates swaps that we entered into during the years ended December 31, 2020 and 2021, we have converted a total of $841.4 million of such debt from floating to an average fixed rate of 45 bps with average maturity of 2.1 years. We believe that our current cash balance, and our operating cash flows to be generated over the short-term period will be sufficient to meet our 2022 liquidity needs and at least through the end of the first quarter of 2023, including funding the operations of our fleet, capital expenditure requirements and any other present financial requirements. However, we may seek additional indebtedness to finance future vessel acquisitions in order to maintain our cash position or to refinance our existing debt in more favorable terms. Our practice has been to fund the cash portion of the acquisition of dry bulk carriers using a combination of funds from operations and bank debt or lease financing secured by mortgages or title of ownership on our dry bulk carriers held by the relevant lenders, respectively. Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer dry bulk carriers and the selective sale of older dry bulk carriers. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms. However our ability to obtain bank or lease financing, to refinance our existing debt or to access the capital markets for offerings in the future, may be limited by our financial condition at the time of any such financing or offering, including the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial and equity markets and contingencies and uncertainties, that are beyond our control.

On March 11, 2020, the World Health Organization declared the Covid-19 outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where we conduct a large part of our operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. There continues to be a high level of uncertainty relating to how the pandemic will evolve, including the new Omicron variant of COVID-19, which appears to be the most transmissible variant to date, the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public's and government's responses to such measures. At present, it is not possible to ascertain any future impact of COVID-19 on the Company’s operational and financial performance, which may take some time to materialize and may not be fully reflected in the Company’s results for 2020 and 2021.  The recent reopening of the global economy and consequent increased demand across all key dry bulk commodities has positively affected our revenues. On the other hand, as a result of COVID-19 restrictions imposed since 2020, additional crew expenses were incurred. However, an increase in the severity or duration or a resurgence of the Covid-19 pandemic and any significant disruption of wide-scale vaccine distribution could have a material adverse effect on the Company’s business, results of operations, cash flows, financial condition, the carrying value of the Company’s assets, the fair values of the Company’s vessels, and the Company’s ability to pay dividends.

Cash Flows

Cash and cash equivalents as of December 31, 2021 were $450.3 million, compared to $183.2 million as of December 31, 2020. We define working capital as current assets minus current liabilities, including the current portion of long-term bank loans and lease financing. Our working capital surplus as of December 31, 2021 and 2020 was $392.1 million and $41.0 million, respectively. The increase in working capital surplus is primarily attributable to the significantly improved market conditions.

 As of December 31, 2021 and 2020, we were required to maintain minimum liquidity, not legally restricted, of $64.0 million and $58.0 million, respectively, which is included within “Cash and cash equivalents” in the 2021 and 2020 balance sheets, respectively. In addition, as of December 31, 2021 and 2020, we were required to maintain minimum liquidity, legally restricted, of $23.0 million and of $12.3 million, respectively, which is included within “Restricted cash” in the 2021 and 2020 balance sheets, respectively.

Year ended December 31, 2021 compared to the year ended December 31, 2020

Net Cash Provided By / (Used In) Operating Activities

Net cash provided by operating activities for the twelve months ended December 31, 2021 and 2020 was $767.1 million and $170.6 million, respectively. The increase is primarily attributable to the increase in our operating income (excluding non-cash items) following the significantly improved market conditions that prevailed in 2021 compared to 2020 and the lower net interest expense following the refinancing of certain of our debt agreements, the interest rate swap agreements that we entered into during 2020 and 2021 and the lower LIBOR rates during the year ended December 31, 2021 compared to the same period in 2020.

Net Cash Provided By / (Used In) Investing Activities

Net cash used in investing activities for the year ended December 31, 2021 and 2020 was $121.3 million and $66.3 million, respectively. The increase was primarily attributable to cash paid in 2021 in connection with the acquisition of vessels as opposed to no vessel acquisitions in 2020, which increase was partly offset by lower capital expenditures for BWTS and scrubbers paid in 2021 compared to relevant payments in 2020.

Net Cash Provided By / (Used In) Financing Activities

Net cash used in financing activities for the year ended December 31, 2021 was $368.1 million and net cash provided by financing activities was $34.9 million for the year ended December 31, 2020. The increase was primarily driven by higher debt repayments and prepayments compared to debt proceeds in 2021 as compared to 2020 as well as the higher dividend payments made in 2021 compared to the corresponding period in 2020.

Year ended December 31, 2020 compared to the year ended December 31, 2019

For a discussion of the year ended December 31, 2020 compared to the year ended December 31, 2019, please refer to “Item 5. Operating and Financial Review and Prospects” in our 2020 20-F.

Senior Secured Credit Facilities

1.	NBG $30.0 million Facility

On April 19, 2018, we entered into a loan agreement with the National Bank of Greece (the “NBG $30.0 million Facility”) for the refinancing of the then existing agreement with Commerzbank AG (the “Commerzbank $120.0 million Facility”). On May 3, 2018, we drew $30.0 million under the NBG $30.0 million Facility, which we used along with cash on hand to fully repay the $34.7 million outstanding under the Commerzbank $120.0 million Facility. The NBG $30.0 million Facility was set to mature in February 2023. During 2019, we prepaid $16.3 million in connection with the sale of four vessels under the NBG $30.0 million Facility and the quarterly installments were amended to $0.4 million and the final balloon payment, which is payable together with the last installment, was amended to $4.5 million. In 2021 we fully repaid this facility through own funds. Prior to its repayment the NBG $30.0 million Facility was secured by a first priority mortgage on the vessels Star Theta and Star Iris.

2.	Credit Agricole $43.0 million Facility

On August 21, 2018, we entered into a loan agreement with Credit Agricole Corporate and Investment Bank (the “Credit Agricole $43.0 million Facility”) for a loan of $43.0 million to refinance the outstanding amount of $44.1 million under the then existing agreement with Credit Agricole Corporate and Investment Bank (the “Credit Agricole $70.0 million Facility). The facility was secured by the vessels Star Borealis and Star Polaris. The Credit Agricole $43.0 million Facility was drawn on August 23, 2018 in two equal tranches, each being repayable in 20 equal quarterly installments of $0.6 million and a balloon payment of $9.0 million payable together with the last installment. The Credit Agricole $43.0 million Facility was refinanced in 2021 using part of the funds received under the DNB $107.5 million Facility, as described below. Prior to its repayment the loan was secured by a first priority mortgage on the two aforementioned vessels.

3.	HSBC $80.0 million Facility

On September 26, 2018, we entered into a loan agreement with HSBC Bank plc for a loan of $80.0 million (the “HSBC $80.0 million Facility”) to refinance the aggregate outstanding amount of $74.7 million under the then existing agreement with HSH Nordbank (the “HSH Nordbank $64.5 million Facility”) and with HSBC Bank plc (the “HSBC $86.6 million Facility”). The amount of $80.0 million was drawn on September 28, 2018. During 2019, an amount of $7.5 million was prepaid in connection with the sale of two vessels under the HSBC $80.0 million Facility and the quarterly installments were amended to $2.1 million and the final balloon payment, which is payable together with the last installment in August 2023, was amended to $29.1 million. As of December 31, 2021, the facility is secured by the vessels Kymopolia, Mercurial Virgo, Pendulum, Amami, Madredeus, Star Emily, Star Omicron, and Star Zeta.

4.	DNB $310.0 million Facility

On September 27, 2018, we entered into a loan agreement with DNB Bank ASA (the “DNB $310.0 million Facility”) for a loan of $310.0 million, a tranche of $240.0 million of which refinanced all amounts outstanding under a (i) ABN AMRO (the “ABN $87.5 million Facility”), (ii) DNB, SEB and CEXIM (the “DNB-SEB-CEXIM $227.5 million Facility”), (iii) DNB (the “DNB $120.0 million Facility”), (iv) Deutsche Bank AG (the “Deutsche Bank AG $39.0 million Facility”) and (v) ABN AMRO Bank N.V. (the “ABN AMRO Bank N.V $30.8 million Facility”). The $240.0 million tranche was drawn down on September 28, 2018. During 2019 and 2020, an aggregate amount of $51.2 million and $18.8 million, respectively, was drawn from the second tranche of $70.0 million, which was used to finance the acquisition and installation of scrubber equipment for the mortgaged vessels under the DNB $310.0 million Facility. The DNB $310.0 million Facility was set to mature in September 2023. During 2020, an amount of $131.1 million, in aggregate, from both tranches, was prepaid, in connection with the refinancing of the vessels Star Sirius, Star Vega, Gargantua, Goliath, Maharaj, Diva, Star Charis, Star Suzanna and Star Gina 2GR with proceeds received from the sale and lease back transactions with China Merchants Bank Leasing or (“CMBL”) and ICBC Financial Leasing Co., Ltd. and from the CEXIM $57.6 million Facility, as further described below. The quarterly installments of the first tranche were amended to $4.0 million and the final balloon payment, which is payable together with the last installment, was amended to $30.2 million. The quarterly installments of the second tranche were amended to $1.8 million, and the final balloon payment, which is payable together with the last installment, was amended to $10.7 million. The DNB $310.0 million Facility was repaid in 2021 in connection with a drawdown of $125.0 million under the NBG $125.0 million Facility, as described below. Prior to its repayment, the DNB $310,000 Facility was secured by a first priority mortgage on the vessels Big Bang, Strange Attractor, Big Fish, Pantagruel, Star Nasia, Star Danai, Star Renee, Star Markella, Star Laura, Star Moira, Star Jennifer, Star Mariella, Star Helena, Star Maria, Star Triumph, Star Angelina and Star Gwyneth.

5.	Citibank $130.0 million Facility

On October 18, 2018, we entered into a loan agreement with Citibank N.A., London Branch (the “Citi $130.0 million Facility”) for a loan of approximately $130.0 million to refinance in full the approximately $100.1 million outstanding under the then existing facility with Citibank, N.A., London Branch (“Citi Facility) and the existing indebtedness of five of the Augustea Vessels. The amount under Citi $130.0 million Facility was available in two equal tranches of $65.0 million, which were drawn on October 23, 2018 and November 5, 2018. Each tranche is repayable in 20 equal quarterly installments of $1.83 million, commencing in January 2019, and a balloon payment along with the last installment in an amount of $28.5 million. The Citi $130.0 million Facility was repaid in 2021 in connection with a drawdown of $97.1 million under the ABN AMRO $97.1 million Facility, as described below. Prior to its repayment the facility was secured by a first priority mortgage on the vessels Star Pauline, Star Angie, Star Sophia, Star Georgia, Star Kamila and Star Nina and five of the Augustea Vessels, Star Eva, Star Paola, Star Aphrodite, Star Lydia and Star Nicole.

6.	ABN $115.0 million Facility

On December 17, 2018, we entered into a loan agreement with ABN AMRO BANK (the “ABN $115.0 million Facility”), for an amount of up to $115.0 million available in four tranches. The first and the second tranche of $69.5 million and $7.9 million, respectively, were drawn on December 20, 2018. The first tranche was used to refinance the then existing indebtedness of the vessels Star Virginia, Star Scarlett, Star Jeannette and Star Audrey and the second tranche was used to partially finance the acquisition cost of the Star Bright. The first and the second tranche are repayable in 20 equal quarterly installments of $1.7 million and $0.3 million respectively, and balloon payments are due in December 2023 along with the last installment in an amount of $35.4 million and $2.3 million, respectively. The remaining two tranches of $17.9 million each were drawn in January 2019 and were used to partially finance the acquisition cost of the Star Marianne and Star Janni. Each of the third and the fourth tranche is repayable in 19 equal quarterly installments of $0.7 million and balloon payment due in December 2023 along with the last installment in an amount of $5.1 million. The loan is secured by a first priority mortgage on the aforementioned vessels.

7.	BNP Facility

BNP Paribas provided term loan financing in two tranches, for the vessels Star Despoina and Star Piera (the “BNP Facility”). On August 3, 2018, the date of the acquisition of the Augustea Vessels, the outstanding amount of the first and the second tranche was $15.9 million and $15.0 million, respectively. The outstanding balance of the first tranche is repayable in 16 remaining quarterly installments, the first 15 of which are in an amount of $0.5 million and the sixteenth is in an amount of $8.4 million. The outstanding balance of the second tranche is repayable in 17 remaining quarterly installments, the first 16 of which are in an amount of $0.5 million and the seventeenth is in an amount of $7.0 million. The BNP Facility was refinanced in 2021, using part of the funds received under the Credit Agricole $62.0 million Facility, as described below. Prior to its repayment the loan was secured by a first priority mortgage on the two Augustea Vessels.

8.	Bank of Tokyo Facility

Bank of Tokyo provided term loan financing for the vessel Star Monica (the “Bank of Tokyo Facility”). On August 3, 2018, the date of the acquisition of the Augustea Vessels, the outstanding amount of the Bank of Tokyo Facility was $16.0 million and is repayable in 17 remaining quarterly installments the first sixteen of which are in the amount of $0.3 million and the seventeenth is in an amount of $10.5 million. The Bank of Tokyo Facility was refinanced in 2021 using part of the funds received under the DNB $107.5 million Facility, as described below. Prior to its repayment the loan was secured by a first priority mortgage on Star Monica.

9.	SEB Facility

On January 28, 2019, we entered into a loan agreement with Skandinaviska Enskilda Banken AB (SEB), the “SEB Facility,” for the financing of an amount up to $71.4 million. The facility is available in four tranches. The first two tranches of $32.8 million each, were drawn on January 30, 2019 and used together with cash on hand to refinance the outstanding amounts under the then existing lease agreements of the vessels Star Laetitia and the Star Sienna. Each tranche matures six years after the drawdown date and is repayable in 24 consecutive, quarterly principal payments of $0.7 million for each of the first 10 quarters and of $0.5 million for each of the remaining 14 quarters, and a balloon payment of $18.7 million payable simultaneously with the last quarterly installment, which is due in January 2025.The remaining two tranches of approximately $1.3 million each, were drawn in September 2019 and March 2020, respectively and were used to finance the acquisition and installation of scrubber equipment for the respective vessels. Both tranches are repayable in 12 equal consecutive quarterly installments. The SEB Facility is secured by a first priority mortgage on the two vessels.

10.	E. SUN Facility

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

11.	Atradius Facility

On February 28, 2019, we entered into a loan agreement with ABN AMRO Bank N.V. (the “Atradius Facility”) for the financing of an amount of up to $36.6 million which was be used to finance the acquisition and installation of scrubber equipment for 42 vessels. The financing is credit insured (85%) by Atradius Dutch State Business N.V. of the Netherlands (the “Atradius”). During 2019, three tranches of $33.3 million, in aggregate, were drawn and the last tranche of $3.3 million was drawn in January 2020. In September 2021, we prepaid an amount of $2.0 million, in connection with the vessels Star Despoina and Star Piera and the remaining six semi-annual installments were amended to $3.3 million, with the last installment due in June 2024.As of December 31, 2021 the Atradius Facility was secured by a second-priority mortgage on 20 vessels of our fleet.

12.	Citibank $62.6 million Facility

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

13.	CTBC Facility

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

14.	NTT Facility

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

15.	CEXIM $106.5 million Facility

On September 23, 2019, we entered into a loan agreement with China Export-Import Bank (the “CEXIM $106.5 million Facility”) for an amount of $106.5 million, which was used to refinance the outstanding amounts under the then existing lease agreements of the vessels Katie K, Debbie H and Star Ayesha. The facility is available in three tranches of $35.5 million each, which were drawn in November 2019 and are repayable in 40 equal consecutive quarterly installments of $0.7 million and a balloon payment of $5.9 million payable together with the last installment. The CEXIM $106.5 million Facility is secured by first priority mortgages on the three aforementioned vessels.

16.	HSBC Working Capital Facility

On February 6, 2020, we entered into a loan agreement with HSBC France for a revolving facility of an amount up to $30.0 million (the “HSBC Working Capital Facility”), in order to finance working capital requirements. The agreement is secured by second priority mortgage on the eight vessels which secure the HSBC $80.0 million Facility. We are required to repay any amounts drawn under this facility within three months from their drawdown date. As of December 31, 2021, the whole amount was available to us under this facility. The facility is subject to annual renewals from the lender with the last being effective until February 2022 and no further renewal was made.

17.	DSF $55.0 million Facility

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

18.	ING $170.6 million Facility

On July 1, 2020, we entered into an amended and restated facility agreement with ING the “ING 170.6 million Facility”, in order to increase the financing by $70.0 million and to include additional borrowers under the existing ING $100.6 million Facility described below. The additional financing amount of $70.0 million was available in six tranches, all of which were drawn on July 6, 2020, and used to refinance all outstanding amounts under the lease agreements with CMBL of the vessels Star Claudine, Star Ophelia, Star Lyra, Star Bianca, Star Flame and Star Mona. Each tranche is repayable in 24 equal consecutive quarterly principal payments. Under the ING $100.6 million Facility as last amended and restated on March 28, 2019, the following financing amounts have also been drawn: i) in October 2018, two tranches of $22.5 million each, which are repayable in 28 equal consecutive quarterly installments of $0.5 million and a balloon payment of $9.4 million payable together with the last installment and were used to refinance the outstanding amount under the then existing loan agreement of the vessels Peloreus and Leviathan, ii) in July 2019, two tranches of $1.4 million each, which are repayable in 16 equal consecutive quarterly installments of $0.09 million each, and were used to finance the acquisition and installation of scrubber equipment for the vessels Peloreus and Leviathan, iii) in March 2019 and April 2019 two tranches of $32.1 million and $17.4 million, respectively, which are repayable in 28 equal consecutive quarterly principal payments of $0.5 million and $0.3 million, plus a balloon payment of $17.1 million and $8.7 million, respectively, both due in seven years after the drawdown date, and were used to refinance the outstanding amounts under the then existing lease agreements of the vessels Star Magnanimus and Star Alessia, and iv) in May 2019 and November 2019, two tranches of $1.4 million each, which are repayable in 16 equal consecutive quarterly installments of $0.9 million each, and were used to finance the acquisition and installation of scrubber equipment for the vessels Star Magnanimus and Star Alessia. The ING $170.6 million Facility is secured by a first priority mortgage on the vessels Peloreus, Leviathan, Star Magnanimus, Star Alessia, Star Claudine, Star Ophelia, Star Lyra, Star Bianca, Star Flame and Star Mona.

19.	Alpha Bank $35.0 million Facility

On July 2, 2020, we entered into a loan agreement with Alpha Bank S.A. for a loan of up to $35.0 million (the “Alpha Bank $35.0 million Facility”). The amount of $35.0 million is available in three tranches. The first two tranches of $11.0 million and $9.0 million were drawn on July 6, 2020 and used to refinance the outstanding amounts under the lease agreements with CMBL of the vessels Star Sky and Stardust. The third tranche of $15.0 million was drawn on July 31, 2020 and used to refinance the outstanding amount of $13.1 million of Star Martha under the then existing DVB $24.8 million Facility. Each tranche is repayable in 20 consecutive, quarterly principal payments ranging from $0.3 million to $0.4 million and a balloon payment ranging from $3.8 million to $6.5 million payable simultaneously with the last quarterly installment, which is due in July 2025. The Alpha Bank $35.0 million Facility was refinanced in 2021 using part of the funds received under the Credit Agricole $62.0 million Facility, as described below. Prior to its repayment the Alpha Bank $35.0 million Facility was secured by first priority mortgages on the aforementioned vessels.

20.	Piraeus Bank $50.4 million Facility

On July 3, 2020, we entered into a loan agreement with Piraeus Bank S.A. for a loan of up to $50.4 million (the “Piraeus Bank $50.4 million Facility”). The amount of $50.4 million was drawn on July 6, 2020 and used to refinance all outstanding amounts under the lease agreements with CMBL of the vessels Star Luna, Star Astrid, Star Genesis, Star Electra and Star Glory. The loan amount is repayable in 20 consecutive, quarterly principal payments of $1.1 million for each of the first four quarters and of $1.3 million for each of the remaining 16 quarters, and a balloon payment of $25.2 million payable simultaneously with the last quarterly installment, which is due in July 2025. The Piraeus Bank $50.4 million Facility was refinanced in 2021, using part of the funds received under the DNB $107.5 million Facility, as described below. Prior to its repayment the Piraeus Bank $50.4 million Facility was secured by first priority mortgages on the five aforementioned vessels.

21.	NTT $17.6 million Facility

On July 10, 2020, we entered into a loan agreement with a wholly owned subsidiary of NTT Finance Corporation for an amount of $17.6 million (the “NTT $17.6 million Facility”). The amount was drawn on July 20, 2020 and used to refinance the outstanding amount under the lease agreement with CMBL of the vessel Star Calypso. The facility is repayable in 20 quarterly principal payments of $0.5 million and a balloon payment of $8.1 million, which is due in July 2025. The NTT $17.6 million Facility is secured by first priority mortgage on the vessel Star Calypso.

22.	CEXIM Bank $57.6 million Facility

On December 1, 2020 we entered into a loan agreement with China Export-Import Bank for a loan amount of $57.6 million (the “CEXIM Bank $57.6 million Facility”) which was drawn in four tranches in late December 2020 and used to refinance the outstanding amounts under a loan facility secured by the vessels Star Gina 2GR, Star Charis, Star Suzanna and a lease agreement secured by the vessel Star Wave. The first two tranches for Star Wave of $13.2 million and for Star Gina 2GR of $26.2 million, are repayable in 32 equal quarterly installments of $0.3 million and $0.7 million and a balloon payment of $2.6 million and $5.2 million, respectively, due in December 2028. The remaining two tranches of $9.1 million each, for Star Charis and Star Suzanna, are repayable in 32 equal quarterly installments. The facility matures in December 2028 and is secured by first priority mortgages on the four aforementioned vessels.

23.	SEB $39.0 million Facility

On January 22, 2021, we entered into a loan agreement with SEB for a loan amount of $39.0 million (the “SEB $39.0 million Facility”). The amount was drawn on January 25, 2021 and was used to finance the cash consideration for the three Capesize dry bulk vessels acquired from E.R, which were delivered to us on January 26, 2021. The SEB $39.0 million Facility is repayable in 20 equal quarterly principal payments of $1.95 million with the last installment due in January 2026 and is secured by first priority mortgages on the vessels Star Bueno, Star Borneo and Star Marilena..

24.	NBG $125.0 million Facility

On June 24, 2021, we entered into an agreement with the National Bank of Greece for a term loan with one drawing in an amount of up to $125.0 million (the “NBG $125.0 million Facility”). On June 28, 2021, we drew down $125.0 million under the NBG $125.0 million Facility to refinance the outstanding amount of $98.5 million under the DNB $310.0 million Facility (discussed above). The facility is repayable in 20 equal quarterly principal payments of $3.75 million and a balloon payment of $50.0 million payable together with the last installment due in June 2026 The NBG $125.0 million Facility is secured by first priority mortgages on the vessels Big Bang, Strange Attractor, Big Fish, Pantagruel, Star Nasia, Star Danai, Star Renee, Star Markella, Star Laura, Star Moira, Star Jennifer, Star Mariella, Star Helena, Star Maria, Star Triumph, Star Angelina and Star Gwyneth..

25.	ING $210.6 million Facility

On August 19, 2021 we entered into an amended and restated facility agreement with ING Bank N.V., London Branch (ING) (the “ING $210.6 million Facility”), in order to increase the financing by $40.0 million and to include additional borrowers under the existing ING $170.6 million Facility (discussed above). The additional financing amount of $40.0 million was available in two equal tranches and were drawn on August 23, 2021, in order to finance part of the acquisition cost of the vessels Star Elizabeth and Star Pavlina, which were delivered in 2021, Each tranche is repayable in 20 consecutive quarterly principal payments of $0.3 million plus a balloon payment of $14.1 million due five years after their drawdown. The ING $210.6 million Facility is secured also by a first priority mortgage on the two additional vessels.

26.	DNB $107.5 million Facility

On September 28, 2021, we entered into an agreement with the DNB Bank ASA for a term loan with one drawing in an amount of up to $107.5 million (the “DNB $107.5 million Facility”). On September 29, 2021, the maximum amount was drawn and used to refinance the aggregate outstanding amount of $85.8 million under the then existing facilities (i) Credit Agricole $43.0 million Facility, (ii) Piraeus Bank $50.4 million Facility and (iii) Bank of Tokyo Facility. The DNB $107.5 million Facility is repayable in 20 equal quarterly principal payments of $3.7 million and a balloon payment of $33.4 million payable together with the last installment due in September 2026. The DNB $107.5 million Facility is secured by first priority mortgages on the vessels Star Luna, Star Astrid, Star Genesis, Star Electra, Star Glory Star Monica, Star Borealis and Star Polaris.

27.	ABN AMRO $97.1 million Facility

On October 27, 2021, we entered into an agreement with the ABN AMRO Bank N.V, for a loan facility of up to $97.1 million (the “ABN AMRO $97.1 million Facility”). The amount of $97.1 million was drawn on October 29, 2021 and was used to refinance the outstanding amount under the then existing facility Citi $130.0 million Facility of $89.9 million. The ABN AMRO $97.1 million Facility was available in two tranches, one of $68.95 million which is repayable in 20 equal quarterly principal payments of $2.25 million and a balloon payment of $23.95 million payable together with the last installment due in October 2026 and one of $28.2 million which is repayable in 12 equal quarterly principal payments of $2.35 million, maturing in October 2024. The ABN AMRO $97.1 million Facility is secured by a first priority mortgage on the vessels Star Pauline, Star Angie, Star Sophia, Star Georgia, Star Kamila and Star Nina, Star Eva, Star Paola, Star Aphrodite, Star Lydia and Star Nicole.

28.	Credit Agricole $62.0 million Facility

On October 29, 2021, we entered into a loan agreement with Credit Agricole Corporate and Investment Bank (the “Credit Agricole $62.0 million Facility”) for the financing of an aggregate amount of $62.0 million, to refinance the aggregate outstanding amount of $49.4 million under the then existing agreements, Alpha Bank $35.0 million Facility and BNP Facility, and to prepay an amount of $2.0 million under the Atradius Facility in connection with the vessels Star Despoina and Star Piera. The amount of $62.0 million was drawn on November 2, 2021 and is repayable in 20 quarterly installments of which the first three will be of $3.0 million and the following 17 of $2.6 million and a balloon payment of $8.8 million, payable together with the last installment due in November 2026. The Credit Agricole $62.0 million Facility is secured by the vessels Star Martha, Star Sky, Stardust, Star Despoina and Star Piera.

All of our bank loans bear interest at LIBOR plus a margin except for DSF $55.0 million Facility described above.

Credit Facility Covenants

Our outstanding credit facilities generally contain customary affirmative and negative covenants, on a subsidiary level, including limitations to:

•	pay dividends if there is an event of default under our credit facilities;

•	incur additional indebtedness, including the issuance of guarantees, or refinance or prepay any indebtedness, unless certain conditions exist;

•	create liens on our assets, unless otherwise permitted under our credit facilities;

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;

•	acquire new or sell vessels, unless certain conditions exist;

•	merge or consolidate with, or transfer all, or substantially all, our assets to another person; or

•	enter into a new line of business.

Furthermore, our credit facilities contain financial covenants requiring us to maintain various financial ratios, including among others:

•	a minimum percentage of vessel value to loan amount secured (security cover ratio or “SCR”);
•	a maximum ratio of total liabilities to market value adjusted total assets;
•	a minimum liquidity; and
•	a minimum market value adjusted net worth.

As of December 31, 2021, we were in compliance with the applicable financial and other covenants contained in our debt agreements.

Issuance of 2022 Notes

On November 9, 2017, we issued $50.0 million aggregate principal amount of 8.30% Senior Notes due 2022 (the “2022 Notes”). The proceeds were $50.0 million were applied to redeem the then outstanding notes (the “2019 Notes”) on December 11, 2017 at an aggregate redemption price of 100% of the outstanding principal amount, plus accrued and unpaid interest to, but not including, the date of redemption. On July 30, 2021, we redeemed all of 2022 Notes for 100% of the outstanding principal amount, or $50.0 million, plus accrued and unpaid interest up to but not including the redemption date.

Bareboat Charters

In December 2018, we sold and simultaneously entered into a bareboat charter party contract with an affiliate of Kyowa Sansho to bareboat charter the vessel Star Fighter for ten years. Pursuant to the terms of the bareboat charter, we pay a daily bareboat charter hire rate payable monthly plus a variable amount. Under the terms of the bareboat charter, we have an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to us at a pre-determined, amortizing purchase price, while we have an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $2.5 million. The amount of $16.1 million provided under the respective agreement was used to pay the remaining amount of approximately $12.0 million under the then existing agreement with HSH Nordbank (the “HSH Nordbank $35.0 million Facility”).

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

In order to finance the cash portion of the consideration for the acquisition of the Delphin Vessels, in July 2019, we entered, for each of the subject vessels, into an agreement to sell each such vessel and simultaneously entered into a seven-year bareboat charter party contract with affiliates of CMBL for each vessel upon its delivery from Delphin. CMBL agreed to provide an aggregate finance amount of $91.4 million. Pursuant to the terms of each bareboat charter, we pay CMBL a fixed bareboat charter hire rate in quarterly installments plus interest. Under the terms of the bareboat charters, we have options to purchase each vessel starting on the first anniversary of such vessel’s delivery to us, at a pre-determined, amortizing purchase price, while we have an obligation to purchase each vessel at the expiration of the bareboat term at a purchase price ranging from $1.0 million to $3.4 million. In addition, CMBL provided and additional aggregate amount of $15.0 million, under the aforementioned bareboat charters, which was received during the year 2020 and used to finance the acquisition and installation of scrubber equipment for the Delphin Vessels. In December 2021, the Company repaid the outstanding amounts of $19.2 million for three out of the 11 vessels.

On August 27, 2020, we entered into sale and leaseback agreements with CMBL for the vessels Laura, Idee Fixe, Roberta, Kaley, Diva, Star Sirius and Star Vega. On August 28 and August 31, 2020, we received an aggregate amount of $82.8 million, in connection with the finalization of the sale and leaseback transactions of the aforementioned vessels, except for the vessel Diva, which transaction was finalized on November 17, 2020 and in connection with which we received an additional amount of $7.2 million. The amounts received were used to pay the remaining amounts of i) $51.1 million under the previous lease agreements for the first four vessels and ii) $24.6 million under the then existing DNB $310.0 million Facility, as discussed above, for the remaining three vessels. The lease terms are for five years and pursuant to the terms of each bareboat charter, we pay CMBL a fixed bareboat charter hire rate in quarterly installments plus interest and have options to purchase each vessel starting on the first anniversary of such vessel’s delivery to us, at a pre-determined, amortizing purchase price.

On September 3, 2020, we entered into an agreement to sell Star Lutas to SK Shipholding S.A. and simultaneously entered into a seven-year bareboat charter for the vessel. Pursuant to the terms of the bareboat charter, we pay a daily bareboat charter hire rate monthly plus interest, and we have an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to us at a pre-determined, amortizing purchase price. We also have an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $7.4 million. The amount of $16.0 million provided under the agreement which was received on September 18, 2020, was used to pay the vessel’s remaining amount of $9.3 million under the then existing loan agreement.

On September 21, 2020, we entered into sale and leaseback agreements with SPDB Financial Leasing Co. Ltd for the vessels Mackenzie, Kennadi, Honey Badger, Wolverine and Star Antares. In September 2020, an aggregate amount of $76.5 million was received pursuant to the five sale and leaseback agreements, which was used to pay the remaining amount of $47.8 million under the then existing loan facility. The lease terms are for eight years and pursuant to the terms of each bareboat charter, we pay a fixed bareboat charter hire rate in quarterly installments plus interest and have options to purchase each vessel starting on the third anniversary of such vessel’s delivery to us, at a pre-determined, amortizing purchase price while we have an obligation to purchase each vessel at the expiration of the bareboat term at a purchase price ranging from $7.8 million to $7.9 million.

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

On the delivery date of each Eneti Acquisition Vessel to us, a tripartite novation agreement between CMBL, Eneti Inc. and ourselves was executed, which resulted in an increase of our lease financing obligations by $96.1 million in 2021, taking into account an amount of $0.5 million per vessel that was paid to the lessors as security for our obligations which amount will progressively be released until May 2025. Pursuant to the terms of each bareboat charter, we pay CMBL a fixed bareboat charter hire rate in quarterly installments plus interest and we have options to purchase each vessel starting in May 2022, at a pre-determined, amortizing purchase price which is considered to be at significantly lower level compared to the expected fair value of each vessel at any date between May 2022 and the expiration of the bareboat charter term, in May 2026.

Some of our bareboat lease agreements contain financial covenants similar to those included in our credit facilities described above.

At-the-Market Offering Programs

On July 1, 2021, we entered into two “At-the-Market” offering programs, one with Jefferies LLC, “Jefferies”, and one with Deutsche Bank Securities Inc., “Deutsche Bank” and together with Jefferies, the “Sales Agents”. In accordance with the terms of each at-the-market sale agreement with Jefferies and Deutsche Bank, we may offer and sell a number of our common shares, having an aggregate offering price of up to $75 million at any time and from time to time through each of the Sales Agents, as agent or principal. We intend to use the net proceeds from any sales under the two “At-the-Market” offering programs for capital expenditures, working capital, debt repayment, funding for vessel and other asset or share acquisitions or for other general corporate purposes, or a combination thereof. As of the date of this annual report, no shares have been sold from us under either of the two offering programs.

C.       Research and Development, Patents and Licenses

Not Applicable.

D.       Trend Information

Please see “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.”

E.       Critical Accounting Estimates

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

Critical accounting estimates are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are the most critical accounting estimates that involve a high degree of judgment and the methods of their application. For a description of all of our significant accounting policies, see Note 2 (Significant Accounting Policies) to our consolidated financial statements included herein for more information.

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

The future undiscounted net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent rate for the unfixed days over the estimated remaining economic life of each vessel, net of brokerage and address commissions. Estimates of the daily time charter equivalent for the unfixed days are based on the prevailing, as of end of year, Forward Freight Agreement (“FFA”) rates of the respective calendar year for each of the first three years, average of the FFA rate of the third year and the historical average market rate of similar size vessels for the fourth year, and historical average market rates of similar size vessels for the period thereafter. The expected cash inflows from charter revenues are based on an assumed fleet utilization rate of approximately 98% for the unfixed days, also taking into account expected technical off-hire days. In addition, in light of our investment in EGCS, an estimate of an additional daily revenue for each scrubber-fitted vessel was also included, reflecting additional compensation from charterers due to the fuel cost savings that these vessels provide. In assessing expected future cash outflows, management forecasts vessel operating expenses, which are based on our internal budget for the first annual period, and thereafter assume an annual inflation rate of up to 3% (escalating to such level during the first three-year period and capped at the thirteenth year thereafter), management fees and vessel expected maintenance costs (for dry docking and special surveys). The estimated salvage value of each vessel is $300 per light weight ton, in accordance with our vessel depreciation policy. We use a probability weighted approach for developing estimates of future cash flows used to test our vessels for recoverability when alternative courses of action are under consideration (i.e. sale or continuing operation of a vessel). If our estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value with a charge recorded in earnings.

Using the framework for estimating future undiscounted net operating cash flows described above, we completed our impairment analysis for the years ended December 31, 2020 and 2021, for those operating vessels whose carrying values were above their respective market values. Our impairment analysis as of December 31, 2020 and 2021, indicated that the carrying amount of our vessels, was recoverable, and therefore concluded that no impairment charge was necessary.

Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective. To minimize such subjectivity, our analysis for the year ended December 31, 2021, also involved sensitivity analysis to the model input we believe is most important, being the historical rates. In particular, in terms of our estimates for the charter rates for the unfixed period, we consider that the FFA as of December 31, 2021, which is applied in our model for the first three years period, approximates the levels of charter rates at which the Company could fix all of its unfixed vessels currently, should management opt for a fully hedged chartering strategy over the next three years. We, however, sensitized our model with regards to freight rate assumptions for the unfixed period beyond the first three years and until the end of the remaining useful life. Our sensitivity analysis revealed that, to the extent the historical rates would not decline by more than a range of 38% to 49%, depending on the vessel, we would not be required to recognize additional impairment.

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

A decrease in the useful life of the vessel may occur as a result of poor vessel maintenance, harsh ocean going and weather conditions, or poor quality of shipbuilding. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted to end at the date such regulations preclude such vessel’s further commercial use. Weak freight market rates result in owners scrapping more vessels and scrapping them earlier in their lives due to the unattractive returns.

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

Our Fleet - Illustrative Comparison of Possible Excess of Carrying Value over Estimated Charter-Free Market Value of Certain Vessels

In “Item 5. Operating and Financial Review and Prospects—E. Operating Results—Critical Accounting Estimates—Impairment of long-lived assets,” we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value. We would, however, not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted net operating cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

The table set forth below indicates: (i) the carrying value of each of our vessels as of December 31, 2021, and (ii) which of our vessels we believe have a market value below their carrying value. As of December 31, 2021, we have nine out of our 128 operating vessels (107 out of 116 our operating vessels as at December 31, 2020) that we believe have a market value below their carrying value. The aggregate difference between the carrying value of these vessels and their market value of $20.2 million ($542.3 million in 2020), represents the amount by which we believe we would have to reduce our net income if we sold these vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2021. However, we are not holding our vessels for sale, unless expressly stated.

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

	Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2020 (in millions of U.S dollars)		Carrying Value as of December 31, 2021 (in millions of U.S dollars)

1	Gargantua (1)	209,529	2015	53	**	51
2	Star Gina 2GR	209,475	2016	36		35
3	Maharaj (1)	209,472	2015	53	**	52	*
4	Goliath (1)	207,999	2015	53	**	52	*
5	Star Leo	207,939	2018	50	**	49
6	Star Laetitia	207,896	2017	47	**	45
7	Star Ariadne	207,774	2017	50	**	48
8	Star Virgo	207,774	2017	48	**	46
9	Star Libra (1)	207,727	2016	49	**	48
10	Star Sienna	207,721	2017	46	**	45
11	Star Marisa	207,671	2016	51	**	49
12	Star Karlie	207,566	2016	49	**	46
13	Star Eleni	207,517	2018	43		42
14	Star Magnanimus	207,490	2018	53	**	51
15	Debbie H	206,823	2019	50	**	48
16	Star Ayesha	206,814	2019	50	**	48
17	Katie K	206,803	2019	49	**	47
18	Leviathan	182,466	2014	33		32
19	Peloreus	182,451	2014	33		31
20	Star Claudine	181,258	2011	30	**	29
21	Star Ophelia	180,716	2010	29	**	28
22	Star Pauline	180,233	2008	25	**	24
23	Star Martha	180,231	2010	35	**	34
24	Pantagruel	180,140	2004	25	**	22	*
25	Star Polaris	179,648	2011	40	**	39	*
26	Star Borealis	179,601	2011	40	**	38	*
27	Star Lyra	179,147	2009	27	**	25
28	Star Borneo	178,978	2010	n/a		20
29	Star Bueno	178,978	2010	n/a		20
30	Star Marilena	178,977	2010	n/a		20
31	Star Janni	177,939	2010	25	**	24

	Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2020 (in millions of U.S dollars)		Carrying Value as of December 31, 2021 (in millions of U.S dollars)

32	Star Marianne	178,841	2010	22	**	21
33	Star Angie	177,931	2007	29	**	28	*
34	Big Fish	177,620	2004	25	**	22	*
35	Kymopolia	176,948	2006	29	**	27	*
36	Star Triumph	176,274	2004	15	**	14
37	Star Scarlett	175,800	2014	35	**	33
38	Star Audrey	175,125	2011	28	**	27
39	Big Bang	174,109	2007	31	**	29	*
40	Star Paola	115,259	2011	21	**	21
41	Star Eva	106,659	2012	20	**	19
42	Amami	98,648	2011	23	**	22
43	Madredeus	98,648	2011	23	**	22
44	Star Sirius (1)	98,648	2011	24	**	23
45	Star Vega (1)	98,648	2011	24	**	23
46	Star Aphrodite	92,006	2011	20	**	20
47	Star Piera	91,952	2010	19	**	18
48	Star Despoina	91,945	2010	19	**	18
49	Star Kamila	87,001	2005	17	**	15
50	Star Electra	83,494	2011	21	**	19
51	Star Angelina	82,953	2006	19	**	18
52	Star Gwyneth	82,703	2006	20	**	18
53	Star Luna	82,687	2008	16	**	15
54	Star Bianca	82,672	2008	17	**	16
55	Pendulum	82,578	2006	17	**	16
56	Star Maria	82,578	2007	15	**	14
57	Star Markella	82,574	2007	16	**	16
58	Star Jeanette	82,567	2014	24	**	23
59	Star Danai	82,554	2006	16	**	15
60	Star Elizabeth	82,430	2021	n/a		27
61	Star Pavlina	82,361	2021	n/a		27
62	Star Georgia	82,281	2006	14	**	14
63	Star Sophia	82,252	2007	16	**	15
64	Star Mariella	82,249	2006	17	**	16
65	Star Moira	82,220	2006	15	**	14
66	Star Renee	82,204	2006	13	**	13
67	Star Laura	82,192	2006	13	**	12
68	Star Nasia	82,183	2006	18	**	17
69	Star Nina	82,145	2006	13	**	13

	Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2020 (in millions of U.S dollars)		Carrying Value as of December 31, 2021 (in millions of U.S dollars)

70	Star Jennifer	82,192	2006	11		11
71	Star Mona	82,188	2012	21	**	20
72	Star Astrid	82,158	2012	21	**	20
73	Star Helena	82,150	2006	13	**	12
74	Star Alessia	81,944	2017	28	**	27
75	Star Calypso	81,918	2014	23	**	22
76	Star Suzanna	81,644	2013	16		16
77	Star Charis	81,643	2013	16		15
78	Mercurial Virgo	81,502	2013	23	**	22
79	Stardust	81,502	2011	20	**	20
80	Star Sky	81,466	2010	19	**	19
81	Star Lambada (1)	81,272	2016	n/a		22
82	Star Capoeira (1)	81,253	2015	n/a		21
83	Star Carioca (1)	81,199	2015	n/a		21
84	Star Macarena (1)	81,198	2016	n/a		22
85	Star Lydia	81,187	2013	23	**	22
86	Star Nicole	81,120	2013	23	**	22
87	Star Virginia	81,061	2015	26	**	24
88	Star Genesis	80,705	2010	19	**	19
89	Star Flame	80,448	2011	20	**	19
90	Star Iris	76,390	2004	15	**	15
91	Star Emily	76,339	2004	14	**	13
92	Idee Fixe (1)	63,437	2015	26	**	25
93	Roberta (1)	63,404	2015	27	**	25
94	Laura (1)	63,377	2015	26	**	25
95	Star Athena (1)	63,371	2015	n/a		20
96	Kaley (1)	63,261	2015	27	**	26
97	Kennadi (1)	63,240	2016	28	**	26
98	Mackenzie (1)	63,204	2016	17		17
99	Star Apus (1)	63,123	2014	19	**	18
100	Star Bovarius (1)	61,571	2015	n/a		19
101	Star Subaru (1)	61,521	2015	n/a		19
102	Star Wave	61,491	2017	26	**	25
103	Star Challenger (1)	61,462	2012	24	**	23
104	Star Fighter (1)	61,455	2013	24	**	22
105	Honey Badger (1)	61,324	2015	27	**	26
106	Star Lutas (1)	61,323	2016	26	**	25

	Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2020 (in millions of U.S dollars)		Carrying Value as of December 31, 2021 (in millions of U.S dollars)

107	Wolverine (1)	61,268	2015	27	**	26
108	Star Antares (1)	61,234	2015	26	**	25
109	Star Monica	60,935	2015	25	**	24
110	Star Aquarius	60,873	2015	21	**	20
111	Star Pisces (1)	60,873	2015	21	**	20
112	Star Glory	58,680	2012	16	**	15
113	Star Pyxis (1)	56,615	2013	13	**	13
114	Star Hydrus (1)	56,604	2013	12		12
115	Star Cleo (1)	56,582	2013	13	**	13
116	Diva (1)	56,582	2011	11	**	11
117	Star Centaurus	56,559	2012	12	**	11
118	Star Hercules	56,545	2012	12	**	12
119	Star Pegasus (1)	56,540	2013	13	**	13
120	Star Cepheus (1)	56,539	2012	12	**	12
121	Star Columba (1)	56,530	2012	12	**	12
122	Star Dorado (1)	56,507	2013	13	**	13
123	Star Aquila	56,506	2012	13	**	12
124	Star Bright	55,783	2010	14	**	13
125	Strange Attractor	55,715	2006	16	**	15
126	Star Omicron	53,444	2005	13	**	12
127	Star Zeta	52,994	2003	9	**	8
128	Star Theta	52,425	2003	9	**	8
	Total dwt	14,072,068		2,877		3,013

_________

(1)	Vessels subject to a sale and leaseback financing transaction, as further described in Note 6 to our audited consolidated financial statements included in this annual report.
*	Indicates dry bulk carrier vessels for which we believe, as of December 31, 2021, the basic charter-free market value is lower than the vessel’s carrying value.
**	Indicates dry bulk carrier vessels for which we believe, as of December 31, 2020, the basic charter-free market value is lower than the vessel’s carrying value.

We refer you to the risk factor entitled “A decline in the market values of our vessels could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, result in impairment charges or losses on sale” and the discussion herein under the headings “Critical Accounting Estimates - Impairment of long-lived assets”.

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

Messrs  Koert Erhardt and Bryan Laibow  were re-elected to the Board of Directors and Mr. Sherman Lau was  elected to the Board of Directors at the Company’s 2021 Annual Meeting of Shareholders held on May 13, 2021.

Our Board of Directors is comprised of eleven Directors.

Our directors and executive officers are as follows:

Name	Age	Position
Petros Pappas	69	Chief Executive Officer and Class C Director
Spyros Capralos	67	Non-Executive Chairman and Class C Director
Hamish Norton	63	President
Simos Spyrou	47	Co-Chief Financial Officer
Christos Begleris	40	Co-Chief Financial Officer
Nicos Rescos	50	Chief Operating Officer
Charis Plakantonaki	42	Chief Strategy Officer
Koert Erhardt	66	Class B Director
Mahesh Balakrishnan	39	Class A Director
Nikolaos Karellis	71	Class A Director
Arne Blystad	67	Class C Director
Raffaele Zagari	53	Class C Director
Brian Laibow	45	Class B Director
Sherman Lau	28	Class B Director
Katherine Ralph	44	Class A Director
Eleni Vrettou	43	Class A Director

Petros Pappas, Chief Executive Officer and Director

Mr. Petros Pappas serves since July 2014 as our CEO and as a director on our Board of Directors. Mr. Pappas served from our inception up to July 2014 as our non-executive Chairman of the Board of Directors and director. He served as a member of our Board of Directors since its inception. Throughout his career as a principal and manager in the shipping industry, Mr. Pappas has been involved in hundreds of vessel acquisitions and disposals. In 1989, he founded Oceanbulk Maritime S.A., a dry cargo shipping company that has operated managed vessels aggregating as much as 1.6 million deadweight tons of cargo capacity. He also founded Oceanbulk Maritime S.A. affiliated companies, which are involved in the ownership and management sectors of the shipping industry. Mr. Pappas serves on the board of directors of the UK Defense Club, a leading insurance provider of legal defense services in the shipping industry worldwide and is a member of the Union of Greek Ship Owners (UGS). Mr. Pappas received his B.A. in Economics and his MBA from The University of Michigan, Ann Arbor. Mr. Pappas was awarded the 2014 Lloyd’s List Greek Awards “Shipping Personality of the Year.”

Spyros Capralos, Non-Executive Chairman and Director

Mr. Spyros Capralos serves since July 2014 as the Non-Executive Chairman of our Board of Directors and as a director. He is also the Chairman of the Compensation Committee. From February 2011 to July 2014, Mr. Capralos served as our Chief Executive Officer, President and director. Effective as of January 1, 2015, Mr. Capralos also serves as Chief Executive Officer of Oceanbulk Container Carriers LLC. From October 2004 to October 2010, Mr. Capralos served as Chairman of the Athens Exchange and Chief Executive Officer of the Hellenic Exchanges Group and for the period from 2008-2010 was also the President of the Federation of European Securities Exchanges. He was formerly Vice Chairman of the National Bank of Greece, Vice Chairman of Bulgarian Post Bank, Managing Director of the Bank of Athens and has a ten-year banking experience with Bankers Trust Company (now Deutsche Bank) in Paris, New York, Athens, Milan and London. He is the President of the Hellenic Olympic Committee (HOC), the President of the European Olympic Committees (EOC) and a member of the International Olympic Committee (IOC). Previously, he served as Secretary General of the Athens 2004 Olympic Games and Executive Director and Deputy Chief Operating Officer of the Organizing Committee for the Athens 2004 Olympic Games. He has been an Olympic athlete in water polo and has competed in the Moscow (1980) and the Los Angeles (1984) Olympic Games. He studied economics at the University of Athens and earned his Master Degree in Business Administration from INSEAD University in France.

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

Simos Spyrou, Co-Chief Financial Officer

Mr. Simos Spyrou serves as our Co-Chief Financial Officer. Mr. Spyrou joined us as Deputy Chief Financial Officer in 2011 and was appointed Chief Financial Officer in September 2011. From 1997 to 2011, Mr. Spyrou worked at the Hellenic Exchanges (HELEX) Group, the public company which operates the Greek equities and derivatives exchange, the clearing house and the central securities depository. From 2005 to 2011, Mr. Spyrou held the position of Director of Strategic Planning, Communication and Investor Relations at the Hellenic Exchanges Group and he also served as a member of the Strategic Planning Committee of its board of directors. From 1997 to 2002, Mr. Spyrou was responsible for financial analysis at the research and technology arm of the Hellenic Exchanges Group. Mr. Spyrou attended the University of Oxford, receiving a degree in Mechanical Engineering and an MSc in Engineering, Economics & Management, specializing in finance. Following the completion of his studies at Oxford, he obtained a post graduate degree in Banking and Finance, from Athens University of Economics & Business.

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

Koert Erhardt, Director

Mr. Koert Erhardt has served as a director of our Board of Directors since our inception. He is also the Chairman of our Nominating and Corporate Governance Committee. He has served as the Managing Director of Augustea Bunge Maritime Ltd. of Malta. From 1998 to September 2004, Mr. Erhardt served as General Manager of Coeclerici Armatori S.p.A. and Coeclerici Logistics S.p.A., affiliates of the Coeclerici Group, where he created a shipping pool that commercially managed over 130 vessels with a carrying volume of 72 million tons and developed the use of the Freight Forward Agreement trading, which acts as a financial hedging mechanism for the pool. Prior to these positions, Mr. Erhardt served in various management positions in the shipping industry. Mr. Erhardt received his Diploma in Maritime Economics and Logistics from Hogere Havenen Vervoersschool (now Erasmus University), Rotterdam, and successfully completed the International Executive Program at INSEAD, Fontainebleau.

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

Raffaele Zagari, Director

Mr. Raffaele Zagari has served as director on our Board of Directors since August 2018. In his career he has developed approximately 25 years’ experience in the shipping business. Since 2010, as CEO of Augustea Group Mr. Zagari engineered and implemented the expansion and consolidation of the dry bulk business that has led to the incorporation of Augustea Atlantica, and its subsidiaries in Argentina, Singapore, London and Malta (“Augustea Group”). He has actively promoted the incorporation of CBC, AOM, ABML and ABY, the joint ventures in which Augustea Atlantica is a shareholder. He founded the towage company Augustea Grancolombia in the Santa Marta area in Colombia and he has over the years worked closely with Drummond Coal and Glencore on their logistical/maritime needs for their local coal loading operations which have a combined 60 million tons yearly throughput. During this time he supervised in excess of 50 vessel sale and purchase transactions (both new building and second hand), and more than a dozen long-term ship leases primarily with the support of Japanese conglomerate Mitsui & Co. Since 1997, he has actively led the Chartering Department of Augustea Dry Bulk Division, and directing the other business of the Augustea Group. In 2017, Raffaele was appointed Chairman of Augustea Group Holding SpA, in addition to his role as the Group’s CEO. He is also a non-executive director of Steamship Mutual, one of the largest P&I marine insurance, where he also chairs the Underwriting and Reinsurance Committee. Prior to joining Augustea, and for the period 1993-1995, Mr. Zagari worked for Blenheim Shipping (a company of the former Scinicariello Augustea Group) during which time he gained extensive experience in the Japanese shipyards, Sumitomo Yokuska and Sanoyas Mitsushima, as assistant site supervisor. In 1996 -1997, he worked at Zodiac Maritime Agencies with the operations department before joining the Augustea Group. Mr. Zagari holds a Diploma in Commercial Operation of Shipping at Guldhall University London.

Charis Plakantonaki, Chief Strategy Officer

Charis Plakantonaki joined Star Bulk in 2015 as Head of Strategic Planning and in 2017 she assumed the position of Chief Strategy Officer. From 2008 to 2015 she worked at Thenamaris (Ships Management) Inc., for the first five years as Strategic Projects Manager and subsequently as Head of Corporate Communications. Prior to joining Thenamaris, she was a Senior Consultant at the Boston Consulting Group where she managed strategy development projects for multinational companies across different industries. Mrs. Plakantonaki received a B.S. in International & European Economics & Politics from the University of Macedonia, where she graduated as valedictorian, and an MBA from INSEAD. She serves on the Board of the Liberian Shipowners' Council, and represents Star Bulk in the Global Maritime Forum and the Getting to Zero Coalition. She also serves on the Board of Trustees of the Anatolia College, on the Advisory Board of Blue Growth and on the Advisory Board of Seafair.

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

Sherman Lau, Director

Mr. Sherman Lau is a senior vice president on the Distressed Opportunities team in Los Angeles. Prior to joining Oaktree in 2015, Mr. Lau spent two years as an investment banking analyst in the Financial Sponsors Group at Barclays. He received his B.B.A. degree with highest distinction in economics from the University of California, San Diego.

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

Eleni Vrettou, Director

Mrs. Eleni Vrettou was the Executive General Manager and Group Head Corporate and Investment Banking of the Piraeus Bank Group, based in Athens, Greece until February 2022. In May 2022 she will commence her employment with LAMDA DEVELOPMENT as Chief Strategy and IR officer. Prior to her position with Piraeus Bank, she worked at HSBC Bank PLC (“HSBC”) for ten years, where she had held various management positions in Greece and in London. In particular, for the period of 2012 to 2019, she was the Managing Director and head of Wholesale Banking in Greece for HSBC. Prior to 2012, and for three years, she worked in London, on an international secondment with HSBC, as Director of Global Banking Credit and Lending CEE/CIS/Med and sub Saharan Africa and, between 2005 to 2009, she was the Global Relationship Manager of HSBC, in Athens. Prior to HSBC, and for two years, she was Senior Credit Officer in BANK EFG -ERGASIAS S.A. Mrs. Vrettou holds a BSc in Economics from the Wharton School, University of Pennsylvania

B.       Compensation of Directors and Senior Management

For the year ended December 31, 2021, aggregate compensation to our senior management was $2.4 million under the employment agreements. Non-employee directors of Star Bulk receive an annual cash retainer of $15,000, each. The chairman of the audit committee receives a fee of $15,000 per year and each of the audit committee members receives a fee of $7,500. Each chairman of our other standing committees receives an additional $5,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors or committees. We do not have a retirement plan for our officers or directors. The aggregate compensation of the Board of Directors for the year ended December 31, 2021 was approximately $183,000.

Employment and Consultancy Agreements

We are a party to employment and consultancy agreements with certain members of our senior management team. For a description of these agreements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Consultancy Agreements.”

Equity Incentive Plans

On May 22, 2019, May 25, 2020 and June 7, 2021, our Board of Directors approved the 2019 Equity Incentive Plan (the “2019 Equity Incentive Plan”), the 2020 Equity Incentive Plan (the “2020 Equity Incentive Plan”) and the 2021 Equity Incentive Plan (the “2021 Equity Incentive Plan”) (collectively, the “Equity Incentive Plans”), respectively, under which our officers, key employees, directors, and consultants are eligible to receive options to acquire common shares, share appreciation rights, restricted shares and other share-based or share-denominated awards. We reserved a total of 900,000 common shares, 1,100,000 common shares and 515,000 common shares for issuance under the respective Equity Incentive Plans, subject to further adjustment for changes in capitalization as provided in the plans. The purpose of the Equity Incentive Plans is to encourage ownership of shares by, and to assist us in attracting, retaining and providing incentives to, our officers, key employees, directors and consultants, whose contributions to us are or may be important to our success and to align the interests of such persons with our shareholders. The various types of incentive awards that may be issued under the Equity Incentive Plans, enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business. The Equity Incentive Plans are administered by our compensation committee, or such other committee of our Board of Directors as may be designated by the board. The Equity Incentive Plans permit issuance of restricted shares, grants of options to purchase common shares, share appreciation rights, restricted shares, restricted share units and unrestricted shares.

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

The terms and conditions of the Equity Incentive Plans are substantially similar to those of the previous plans. As of February 16, 2022, there are 335,329 common shares unvested from the 2019, 2020 and 2021 Equity Incentive Plans.

During the years 2019, 2020 and 2021 and up to February 16, 2022, pursuant to the Equity Incentive Plans, we have granted to certain directors and officers the following securities:

•	On May 22, 2019, 567,157 restricted common shares were granted to certain of the Company’s directors and officers of which 367,620 restricted common shares vested in August 2019, 99,769 restricted common shares vested in August 2020 and the remaining 99,769 restricted common shares will vest in August 2022.
•	On May 25, 2020, 714,540 restricted common shares were granted to certain of the Company’s directors and officers of which 469,920 restricted common shares vested in August 2020, 122,310 restricted common shares vested in May 2021 and the remaining 122,310 restricted common shares vest in May 2023.
•	On June 7, 2021, 226,500 restricted shares of common shares were granted to certain of the Company’s directors and officers of which 113,250 restricted common shares vested in September 2021, 56,625 restricted common shares vest in June 2022 and the remaining 56,625 restricted common shares vest in June 2024.

On January 7, 2019, our Board of Directors and Compensation Committee established an incentive program for key employees, pursuant to which an aggregate of four million (4,000,000) restricted share units (each, a “RSU”), comprising of 10 tranches of 400,000 RSU each, would be issued. Each RSU would represent, upon vesting, a right for the relevant beneficiary to receive one common share of Star Bulk. The RSUs were subject to the satisfaction of certain performance conditions, which applied if our fleet performed better than relevant dry bulk charter rate indices as reported by the Baltic Exchange (the “Indices”) during 2020 and 2021. The RSUs would start to vest if the Company’s fleet performed better than the Indices by at least $120.0 million, and would vest in increasing amounts if and to the extent the performance of our fleet exceeded the performance that would have been derived based on the Indices by up to an aggregate of $300.0 million. Subject to the vesting conditions being met on April 30, 2021 and April 30, 2022 (each, a “Vesting Date”) two million RSUs would vest on each Vesting Date, on tranches based on the level of performance, and the relevant common shares of Star Bulk would be issued by the Company and distributed to the relevant beneficiaries as per the allocation of the Board of Directors. Any non-vested RSUs at the applicable Vesting Date would be cancelled. As of December 31, 2019, we took the view that only for one tranche, which would vest on April 30, 2022, the likelihood of its vesting met the “more likely than not” threshold under US GAAP, and as a result amortization expense for these 400,000 RSUs of $1.2 million was recognized and included under “General and administrative expenses” in the consolidated statement of operations for the year ended December 31, 2019. During the year ended and as of December 31, 2020, we determined that the likelihood of vesting for any of the 4,000,000 RSUs did not meet a "more likely than not" threshold under US GAAP. As a result, the previously recognized expense of $1.2 million was reversed in 2020 and was included under “General and administrative expenses” in the consolidated statement of operations for the year ended December 31, 2020. On June 7, 2021, the Company’s Board of Directors amended the previously announced incentive program. The test metrics for the calculation of the underlying shares of the RSUs that would have been issued, the tranches and the vesting variables were eliminated. Instead, the incentive program provides for the issuance of shares and links this management performance incentive scheme with the savings from the price differential between High Sulfur Fuel Oil / Low Sulfur Fuel Oil gained on the scrubber fitted vessels of the Company’s fleet and is calculated on an annual basis (“Bunker benefit”). In particular, the threshold requirement above which the amended program is triggered is increased to $250 million of cumulative Bunker benefit (instead of the previous threshold of $120 million Index outperformance). Upon the satisfaction of the above new threshold, the Board of Directors shall award a percentage ranging between 5%-10%, at its discretion, of the annual Bunker Benefit, the value of which will be reflected in actual shares to key employees. The duration of the program was also extended from April 2022 to the end of 2024. We estimated the intrinsic value of the award basis December 31, 2021 VLSFO-HSFO spread and assuming 5% of scrubber savings to be awarded by our Board of Directors, and as a result an amount of $1.2 million was recognized and is included under “General and administrative expenses” in the consolidated statement of operations for the year ended December 31, 2021.

As of the date of this annual report, 94,764 common shares are available under the Equity Incentive Plans.

C.       Board Practices

Our Board of Directors is divided into three classes with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The term of each class of directors expires as follows:

•	The term of the Class A directors expires in 2023;

•	The term of the Class B directors expires in 2024; and

•	The term of the Class C directors expires at the 2022 Annual General Meeting set for May 11, 2022.

Committees of the Board of Directors

Our audit committee which is currently comprised of two independent directors, is responsible for, among other things, (i) reviewing our accounting controls, (ii) making recommendations to the Board of Directors with respect to the engagement of our outside auditors and (iii) reviewing all related party transactions for potential conflicts of interest and all those related party transactions and subject to approval by our audit committee.

Our compensation committee, which is currently comprised of two independent directors, is responsible for, among other things, recommending to the Board of Directors our senior executive officers’ compensation and benefits.

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

D.       Employees

As of December 31, 2021, we had 181 employees including our executive officers.

E.       Share Ownership

With respect to the total amount of common shares owned by all of our officers and directors, individually and as a group, see “Item 7 Major Shareholders and Related Party Transactions.”

F. Board Diversity Matrix

The table below provides certain information regarding the diversity of our Board of Directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Greece
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	11
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	–	4
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	–
Did Not Disclose Demographic Background	5

Item 7.	Major Shareholders and Related Party Transactions

A.      Major Shareholders

The following table presents certain information as of February 16, 2022, February 26, 2021 and February 29, 2020 regarding the ownership of our common shares with respect to each shareholder, who we know to beneficially own more than five percent of our outstanding common shares, and our executive officers and directors.

	Common Shares Beneficially Owned as of
	February 16, 2022		February 26, 2021		February 29, 2020
Beneficial Owner (1)	Amount	Percentage	Amount	Percentage	Amount	Percentage
Oaktree Capital Group Holdings GP, LLC and certain of its advisory clients (2)	26,021,457	25.4%	39,006,017	39.3%	35,129,436	36.6%
Fidelity Management & Research (3)	6,172,233	6.0%	n/a	n/a	n/a	n/a
Impala Asset Management LLC	n/a	n/a	n/a	n/a	5,622,913	5.9%
Entities affiliated with Raffaele Zagari	3,517,889	3.4%	4,448,060	4.5%	4,384,520	4.6%
Entities affiliated with Petros Pappas	3,632,168	3.6%	4,319,378	4.4%	4,096,718	4.3%
Entities affiliated with Arne Blystad	2,175,013	2.1%	2,159,505	2.2%	2,159,505	2.2%
Oceanbulk Container Carriers LLC	n/a	n/a	n/a	n/a	2,974,261	3.1%
Directors and executive officers of the Company, in the aggregate (4)	879,670	0.9%	1,522,925	1.5%	1,377,672	1.4%

_______________

(1)	Percentage amounts based on 102,294,758 common shares outstanding as of February 16, 2022, 99,239,716 common shares outstanding as of February 26, 2021 and 96,074,497 common shares outstanding as of February 29, 2020.

(2)	As of February, 16, 2022, consists of (i) 2,397,106 shares held by Oaktree Opportunities Fund IX Delaware, L.P. (“Fund IX”), (ii) 22,016 shares held by Oaktree Opportunities Fund IX (Parallel 2), L.P. (“Parallel 2”), (iii) 5,633,033 shares held by Oaktree Dry Bulk Holdings LLC (“Dry Bulk Holdings”), (iv) 14,966,826 shares held by OCM XL Holdings L.P., a Cayman Islands exempted limited partnership (“OCM XL”), (v) 2,974,261 shares held by Oaktree OBC Container Holdings LLC, a Marshall Island limited liability company (“Oaktree OBC”) and (vi) 28,215 shares held by OCM FIE, LLC (“FIE”). Each of the foregoing funds and entities is affiliated with Oaktree Capital Group, LLC (“OCG”) which is managed by its ten-member board of directors which is comprised of members appointed by each of Oaktree Capital Group Holdings GP, LLC and Brookfield Asset Management, Inc. Each of the direct and indirect general partners, managing members, directors, unit holders, shareholders, and members of VOF, Fund IX, Parallel 2, Dry Bulk Holdings, OCM XL, Oaktree OBC and FIE, may be deemed to share voting and dispositive power over the shares owned by such entities, but disclaims beneficial ownership in such shares except to the extent of any pecuniary interest therein. The address for these entities (collectively, the “Oaktree Funds”) is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.
(3)	Pursuant to SC 13G filing dated February 9, 2022
(4)	These numbers of shares do not include shares beneficially owned by Messrs. Pappas, Blystad and Zagari, that are presented within line items “Entities affiliated with Petros Pappas”, “Entities affiliated with Arne Blystad” and “Entities affiliated with Raffaele Zagari”, respectively, above.

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

As of February 16, 2022, 102,294,758 of our outstanding common shares were held in the United States by 309 holders of record, including Cede & Co., the nominee for the Depository Trust Company, which held 83,780,743 of those shares.

B.       Related Party Transactions

For a description of all of our Related Party Transactions, see also Note 3 (Transaction with Related Parties) to our consolidated financial statements included herein for more information.

Transactions with Oceanbulk Maritime S.A. and affiliates

Oceanbulk Maritime S.A., a related party, is a ship management company and is controlled by Ms. Milena-Maria Pappas. One of the affiliated companies of Oceanbulk Maritime S.A provides us certain financial corporate development services. The related expenses for each of the years ended December 31, 2019, 2020 and 2021 were $0.3 million, and are included in General and administrative expenses in the consolidated statements of operations. As of December 31, 2020 and 2021, we had outstanding receivables of $0.4 million and $0.1 million, respectively, from Oceanbulk Maritime S.A and its affiliates for payments made by us on its behalf for certain administrative items.

Consultancy Agreements

During the years ended December 31, 2019, 2020 and 2021 and as of December 31, 2021, we were a party to three consultancy agreements in each case with a separate company owned and controlled by either of Mr. Simos Spyrou, our Co-Chief Financial Officer, Mr. Christos Begleris, our Co-Chief Financial Officer and Mr. Nicos Rescos, our Chief Operating Officer. Pursuant to each of these consultancy agreements, we are required to pay an aggregate base fee of $0.5 million per annum to these three companies. Additionally pursuant to these agreements, these entities are entitled to receive an annual discretionary bonus, as determined by our Board of Directors in its sole discretion. In addition, non-employee directors of the Board of Directors receive an annual cash retainer of $15,000, each, the chairman of the audit committee receives a fee of $15,000 per year and each of the audit committee members receives a fee of $7,500. Lastly, each chairman of the other standing committees receives an additional $5,000 per year while each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors or committees.

In aggregate, the related expenses under the consultancy agreements for 2019, 2020 and 2021 were $0.7 million, $0.6 million and $0.5 million, respectively, and are included in General and administrative expenses in the consolidated statements of operations.

Office Lease Agreements

On January 1, 2012, Starbulk S.A. entered into a lease agreement for office space with Combine Marine Ltd., or Combine Ltd., a company controlled by Mrs. Milena-Maria Pappas and by Mr. Alexandros Pappas, both of whom children of our Chief Executive Officer, Mr. Petros Pappas. The lease agreement provides for a monthly rental of €2,500 (approximately $2,850, using the exchange rate as of December 31, 2021, which was $1.14 per euro). Unless terminated by either party, the agreement will expire in January 2024.

In addition, on December 21, 2016, Starbulk S.A., entered into a six year lease agreement for office space with Alma Properties, a company controlled by Mrs. Milena-Maria Pappas. The lease agreement provides for a monthly rental of €300 (approximately $342, using the exchange rate as of December 31, 2021, which was $1.14 per euro).

Interchart Shipping Inc.

Interchart is a Liberian company affiliated with family members of our Chief Executive Officer. In 2014, we acquired 33% of the total outstanding common stock of Interchart. The ownership interest was purchased from an entity affiliated with family members of our Chief Executive Officer. This investment is accounted for as an equity method investment and is presented within “Long term investment” in the consolidated balance sheets. We entered into a services agreement with Interchart for chartering, brokering and commercial services for all of our vessels which from August 1, 2019 until October 1, 2021 provided for a monthly fee of $315,000 ($325,000 monthly fee for the remaining period in 2019) and then amended to increase the monthly fee to $345,000 until December 31, 2021. During the years ended December 31, 2019, 2020 and 2021, the brokerage commission charged by Interchart amounted to $3.9 million, $3.8 million and $3.9 million, respectively, and is included in “Voyage expenses” in the consolidated statements of operations.

Sydelle Marine Ltd.

During 2019 and 2020, we entered into certain freight agreements with Sydelle Marine Limited, a company controlled by members of the family of our Chief Executive Officer, to charter-in its vessel. The total charter-in expense for the aforementioned freight agreements during the years ended December 31, 2019 and 2020 was $5.5 million and $0.5 million, respectively, and is included in “Charter-in hire expenses” in the consolidated statements of operations.

StarOcean Manning Philippines Inc.

We have 25% ownership interest in StarOcean Manning Philippines, Inc. (“StarOcean”), a company that is incorporated and registered with the Philippine Securities and Exchange Commission, which provides crewing agency services. The remaining 75% interest is held by local entrepreneurs. This investment is accounted for as an equity method investment which as of December 31, 2020 and 2021 stands at $0.1 million and $0.2 million, respectively, and is included within “Long term investment” in the consolidated balance sheet.

Songa Shipmanagement Ltd.:

Following the completion of the acquisition of 15 operating dry bulk vessels from Songa in July 2018, we appointed Songa Shipmanagement Ltd., an entity affiliated with certain of the sellers of the Songa Vessels (including one of our directors, Mr. Blystad), as the technical manager of certain of our vessels. The respective management agreement was terminated on March 31, 2019 and the management fees incurred for the period January 1, 2019 until March 31, 2019 were $0.03 million, included in “Management fees” in the consolidated statements of operations.

Augustea Technoservices Ltd. and affiliates

Following the completion of the acquisition of 16 operating dry bulk vessels from Augustea and York in 2018, we appointed Augustea Technoservices Ltd., an entity affiliated with certain of the sellers of the Augustea Vessels (including one of our directors, Mr. Zagari), as the technical manager of certain of our vessels. The management fees incurred for the years ended December 31, 2019, 2020 and 2021 were $6.6 million, $6.6 million and $6.5 million, respectively, and are included in “Management fees” in the consolidated statements of operations. In addition, for the years ended December 31, 2020 and 2021, $0.1 million and $0.2 million, respectively, were invoiced by Augustea Technoservices Ltd. and its affiliates, concerning voyage expenses. As of December 31, 2020 and 2021, we had outstanding payables of $1.2 million and $0.9 million, respectively, to Augustea Technoservices Ltd. and its affiliates.

Iblea Ship Management Limited

In 2021, we appointed Iblea Ship Management Limited, an entity affiliated with one of our directors, Mr. Zagari, to provide certain management services to certain vessels, which were previously managed by Augustea Technoservices Ltd. The management fees incurred for the year ended December 31, 2021 were $0.1 million and are included in “Management fees” in the consolidated statements of operations. As of December 31, 2021, we had outstanding payable of $0.4 million to Iblea Ship Management Limited.

Augustea Oceanbulk Maritime Malta Ltd. (“AOM”)

On September 24, 2019, we chartered-in the vessel AOM Marta, which is owned by AOM, an entity affiliated with Augustea Atlantica SpA and certain members of our Board of Directors. The agreed rate for chartering-in AOM Marta was index-linked, and the vessel was redelivered to her owners on June 8, 2021. The charter-in expense for the years ended December 31, 2019, 2020 and 2021 was $2.6 million, $5.4 million and $4.1 million, respectively, and is included in “Charter-in hire expenses” in the consolidated statement of operations.

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

Eagle Bulk Pte. Ltd.:

In 2019, we entered into two time charter agreements with Eagle Bulk Pte. Ltd. to charter-in two of its vessels for a daily rate of $16,300 and $15,800 respectively, for a period of approximately two months for each vessel. Eagle Bulk Pte. Ltd. is related to Oaktree, one of our major shareholders. As of December 31, 2019, both the aforementioned time charter agreements have been completed. The aggregate charter-in expense for the aforementioned time charter agreements during the year ended December 31, 2019 was $1.9 million and is included in “Charter-in hire expenses” in the consolidated statement of operations. In addition, in 2021 Eagle Bulk Pte. Ltd. chartered one of our vessels for a daily rate of $39,250 with the vessel having been redelivered to us before year end. The aggregate revenue from the aforementioned time charter agreement during the year ended December 31, 2021 was $1.5 million and is included in “Voyage Revenues” in the consolidated statement of operations. No amount was due from Eagle Bulk Pte. Ltd. as of December 31, 2021.

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

Piraeus Bank

In July 2020, we entered into a loan agreement with Piraeus Bank for a loan of up to $50.4 million. In addition, during 2020 the Company entered into an interest rate swap agreement with Piraeus bank. Both the loan agreement and the interest swap agreement with Piraeus Bank were early terminated in September 2021. One of our independent members of the Board of Directors at that time was serving as executive member of this financial institution. This director was not involved in our decisions with regards to the loan and swap from this financial institution.

CCL Pool

On December 30, 2020 a funding of $0.1 million that we had provided CCL Pool, was converted to equity with us holding 25% ownership interest of CCL Pool. The participation to CCL is accounted for as an equity method investment. Our initial investment of $0.1 million in CCL Pool is presented within “Long term investment” in the consolidated balance sheet as of December 31, 2021. Our subsequent share of results in CCL Pool is insignificant at December 31, 2020 and 2021.

Hartree Partners LP

During the year ended December 31, 2021 we acquired bunkers from Hartree Partners, LP, an entity controlled by Oaktree Capital Management LP, our largest shareholder and an amount of $9.6 million was incurred and was included in “Voyage expenses” in the consolidated statement of operations.

Oaktree Shareholders Agreement

The following is a summary of the material terms of the Oaktree Shareholders Agreement. Capitalized terms that are used in this description of the Oaktree Shareholders Agreement but not otherwise defined below have the meanings ascribed to them under the caption, “Certain Definitions.”

General

The Oaktree Shareholders Agreement was entered into on the date the Merger was completed (July 11, 2014) and governs the ownership interest of Oaktree and its affiliated investment funds that own Common Shares (and any Affiliates (as defined below) of the foregoing persons that become Oaktree Shareholders pursuant to a transfer or other acquisition of our Equity Securities (as defined below) in accordance with the terms of the Oaktree Shareholders Agreement, collectively, the “Oaktree Shareholders”) following the Merger. Based on the number of our outstanding common shares on February 16, 2022, the Oaktree Shareholders beneficially own approximately 25.4% of the common shares outstanding of the Company as of that date.

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

The Oaktree Shareholders are entitled to nominate three directors, two directors and one director to the Board of Directors for so long as the Oaktree Shareholders and their Affiliates beneficially own 25% or more, but less than 40% of the outstanding Voting Securities, own 15% or more, but less than 25% of the outstanding Voting Securities and own 5% or more, but less than 15% of our outstanding Voting Securities, respectively. The directors currently designated by Oaktree are Mr. Laibow, Mr. Lau and Mrs. Ralph.

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

Directors serve on the board until their resignation or removal or until their successors are nominated and appointed or elected; provided, that if the number of Directors that the Oaktree Shareholders are entitled to nominate pursuant to the Oaktree Shareholders Agreement is reduced by one or more Directors, then the Oaktree Shareholders shall, within 5 business days, cause such number of Oaktree Designees then serving on the Board of Directors to resign from the Board of Directors as is necessary so that the remaining number of Oaktree Designees then serving on the Board of Directors is less than or equal to the number of Directors that the Oaktree Shareholders are then entitled to nominate. However, no such resignation will be required if a majority of the Directors then in office (other than the Oaktree Designees) provides written notification to the Oaktree Shareholders within such 5-business day period that such resignation will not be required.

If any Oaktree Designee serving as a Director dies or is unwilling or unable to serve as such or is otherwise removed or resigns from office, then the Oaktree Shareholders can promptly nominate a successor to such Director (to the extent they are still entitled to pursuant to the Oaktree Shareholders Agreement). We have agreed to take all actions necessary in order to ensure that such successor is appointed or elected to the Board of Directors as promptly as practicable. If the Oaktree Shareholders are not entitled to nominate any vacant Director position(s), we and the Board of Directors will fill such vacant Director position(s) with an individual(s) selected by the Nominating and Corporate Governance Committee.

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

General

The Pappas Shareholders Agreement, which entered into effect on July 11, 2014, upon the closing of the Merger, governs the ownership interest of Mr. Petros Pappas and his children, Ms. Milena-Maria Pappas (one of our former directors) and Mr. Alexandros Pappas, and entities affiliated to them (“Pappas Shareholders”) in the Company following consummation of the Merger. Based upon the number of our shares outstanding as of February 16, 2022, the Pappas Shareholders beneficially own approximately 3.6% of our total issued and outstanding common shares of the Company.

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

In 2018, the Registration Rights Agreement was amended in conjunction with the Augustea Vessel Acquisition to add Augustea and York as parties.

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

In November 2019, our Board of Directors established a dividend policy, which was updated in May 2021, pursuant to which our Board of Directors intends to declare a dividend in each of February, May, August and November in an amount equal to (a) our Total Cash Balance minus (b) the product of (i) the Minimum Cash Balance per Vessel and (ii) the Number of Vessels.

“Total Cash Balance” means (a) the aggregate amount of cash on our balance sheet as of the last day of the quarter preceding the relevant dividend declaration date minus (b) any proceeds received by us from vessel sales, or additional proceeds from vessel refinancing arrangements or securities offerings in the last 12 months that have been earmarked for share repurchases, debt prepayment, vessel acquisitions and general corporate purposes.

“Minimum Cash Balance per Vessel” means:

a.	$1.40 million for March 31, 2021;
b.	$1.65 million for June 30, 2021;
c.	$1.90 million for September 30, 2021;
d.	$2.10 million for December 31, 2021; and thereafter.

“Number of Vessels” means the total number of vessels owned by us, or that are subject to sale and leaseback transactions and finance leases, as of the last day of the quarter preceding the relevant dividend declaration date.

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

Pursuant to our dividend policy prevailing at each time, in November  2019 and February  2020, our Board of Directors declared a cash dividend of $0.05 per share for each of the third and fourth quarter of 2019, respectively. In addition, in May 2021, August 2021, November 2021 and February 2022 our Board declared a cash dividend of $0.30, $0.70, $1.25 and $2.00 per share for the first, second, third and fourth quarter of 2021, respectively. As a result, an amount of $4.8 million, $4.8 million and $230.5 million was paid in 2019, 2020 and 2021, respectively, while an amount of approximately $205 million is expected to be paid on or about March 15, 2022..

B.       Significant Changes.

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in Note 18 “Subsequent events” of our annual consolidated financial statements.

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

As of February 16, 2022, we had 102,294,758 common shares issued and outstanding. No preferred shares are issued or outstanding.

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

Directors

Our directors are elected by a majority of the votes cast by shareholders entitled to vote in an election. Our Articles of Incorporation provide that cumulative voting shall not be used to elect directors. Our Board of Directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66 2/3% of the entire Board of Directors. Our Articles of Incorporation provide for a staggered Board of Directors whereby directors shall be divided into three classes: Class A, Class B and Class C, which shall be as nearly equal in number as possible. Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The terms of our Board of Directors are as follows: (i) the term of our Class A directors expires in 2023; (ii) the term of our Class B directors expires in 2024; and (iii) the term of our Class C directors expires on May 11, 2022. Each director serves his or her respective term of office until his or her successor has been elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. Our Board of Directors has the authority to fix the amounts which shall be payable to the members of the Board of Directors for attendance at any meeting or for services rendered to us.

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

C.       Material Contracts

During the years ended December 31, 2020 and 2021 and as of December 31, 2021, we were a party to the Oaktree Shareholders Agreement, the Pappas Shareholders Agreement and to registration rights agreements with Oaktree and affiliates of Mr. Petros Pappas. For a discussion of these agreements, please see the section of this annual report entitled “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.” Such description is not intended to be complete and reference is made to the contract itself which is an exhibit to this annual report on Form 20-F.

We have no other material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

D.       Exchange Controls

Under the laws of the Marshall Islands, Liberia, Cyprus, Malta, Singapore, British Virgin Islands and Germany, which are the countries of incorporation of the Company and its subsidiaries, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

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

Based on information contained in Schedules 13G and 13D filing with the U.S. Securities and Exchange Commission, we believe that we satisfy the Publicly Traded Test for 2020 and 2021 because we are not subject to the 5% Override Rule for these years because 5% Shareholders did not collectively own more than 50% of our outstanding common stock for more than half of the days in 2020 and 2021, respectively. Accordingly, we believe that we qualify for exemption under Section 883 for 2020 and 2021. However, we may not qualify for this exemption from U.S. federal income tax on our U.S. source sipping income in subsequent taxable years due to the factual nature of this inquiry.

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

Information Reporting and Backup Withholding

Information reporting might apply to dividends paid in respect of common shares and the proceeds from the sale, exchange or other disposition of common shares within the United States. Backup withholding (currently at a rate of 24%) might apply to such payments made to a U.S. Holder unless the U.S. Holder furnishes its taxpayer identification number, certifies that such number is correct, certifies that such U.S. Holder is not subject to backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Certain U.S. Holders, including corporations, are generally not subject to backup withholding and information reporting requirements if they properly demonstrate their eligibility for exemption. United States persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Each Non-U.S. Holder must submit an appropriate, properly completed IRS Form W-8 certifying, under penalties of perjury, to such Non-U.S. Holder’s non-U.S. status in order to establish an exemption from backup withholding and information reporting requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS in a timely manner.

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

During the year ended December 31, 2021, we early terminated certain of those interest rate swaps that were in effect as of December 31, 2020 and entered into new interest rate swap agreements with the National Bank of Greece (“NBG”), SEB and ABN AMRO Bank.

 The following table summarizes the interest rate swaps in place as of December 31, 2021.

Counterparty	Trading Date	Inception	Expiry	Fixed Rate	Initial Notional ('000)	Current Notional ('000)
ING	Mar-20	Mar-20	Mar-26	0.7000%	$ 29,960	$ 26,215
ING	Mar-20	Apr-20	Oct-25	0.7000%	$ 39,375	$ 33,750
ING	Mar-20	Apr-20	Apr-23	0.6750%	$ 16,157	$ 14,293
SEB	Mar-20	Apr-20	Jan-25	0.7270%	$ 58,885	$ 51,072
Citi	Jun-20	Jul-20	Oct-23	0.3300%	$ 104,450	$ 86,200
Citi	Jun-20	Aug-20	May-24	0.3510%	$ 56,075	$ 49,587
Citi	Jun-20	Jun-20	Dec-23	0.3380%	$ 94,538	$ 74,557
Citi	Jun-20	Jun-20	Aug-23	0.3280%	$ 56,915	$ 44,075
Citi	Jun-20	Jul-20	Jul-23	0.3250%	$ 99,816	$ 88,725
Citi	Jun-20	Aug-20	May-24	0.3520%	$ 31,350	$ 27,700
Citi	Jun-20	Sep-20	Mar-24	0.3430%	$ 33,390	$ 30,298
ING July 20	Jul-20	Jul-20	Jul-26	0.3700%	$ 70,000	$ 55,417
SEB	Feb-21	Apr-21	Jan-26	0.4525%	$ 37,050	$ 33,150
ABN	Feb-21	Mar-21	Dec-23	0.3120%	$ 84,548	$ 74,557
NBG	Jun-21	Jun-21	Jun-23	0.6500%	$ 125,000	$ 117,500
					$ 937,508	$ 807,096

The above interest rate swaps were designated and qualified as cash flow hedges. The effective portion of the unrealized gains/losses from those swaps is recorded in Other Comprehensive Income / (Loss). No portion of the cash flow hedges was ineffective during the years ended December 31, 2020 and 2021.

As of December 31, 2021, all of our outstanding debt is floating rate, please see Item 5. Operating and Financial Review and Prospects - Senior Secured Credit Facilities. The total interest expense of our outstanding debt for the year ended December 31, 2021 was $47.8 million. Our estimated total interest expense for the year ending December 31, 2022 is expected to be $39.7 million. The interest expense related to the floating rate debt reflects an assumed LIBOR-based applicable rate of 0.2091% (the three-month LIBOR rate as of December 31, 2021) or 0.3388% (the six-month LIBOR rate as of December 31, 2021), as applicable, plus the relevant margin of the applicable debt and lease financing arrangement. The following table sets forth the sensitivity of our outstanding debt, including the effect of our interest rate swaps, in millions of Dollars, as of December 31, 2021, as to a 100 basis point increase in LIBOR during the next five years.

			Increase in interest expense if LIBOR increases by 100 basis points
For the year ending December 31,	Estimated amount of interest expense	Estimated amount of interest expense after an increase of 100 basis points

2022	39.7	46.4	6.7
2023	32.8	40.3	7.5
2024	25.4	33.3	7.9
2025	18.3	24.5	6.2
2026	10.3	13.9	3.6

Currency and Exchange Rates

We generate all of our revenues in Dollars and approximately 3% of our operating expenses were incurred in currencies other than the Dollar during 2021, of which 2% is in Euros. Further, 56% of our General and administrative expenses were incurred in currencies other than the Dollar during 2021, of which 53% is in Euros. For accounting purposes, expenses incurred in Euros or other foreign currencies (except Dollars) are converted into Dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the Dollar and the Euro, which could affect the amount of net income that we report in future periods. As of December 31, 2021, the effect of an adverse movement in Dollar/Euro exchange rates by 1% would have resulted in an increase of $0.2 million and $0.04 million in our General and administrative expense and our operating expenses, respectively. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. The use of financial derivatives or non-derivative instruments, including foreign exchange forward agreements, would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative or non-derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

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

During the years ended December 31, 2020 and 2021, we entered into a number of FFAs and options for FFAs on the Capesize, Panamax and Supramax indexes. We use the freight derivatives as an economic hedge to reduce the risk on specific vessels trading in the spot market, or to take advantage of short term fluctuations in the market prices. The vast majority of our FFAs are settled on a daily basis through reputable exchanges such as London Clearing House (LCH), Singapore Exchange (SGX) or Nasdaq. Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. Our freight derivatives do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in earnings.

As of December 31, 2020, the fair value of our outstanding freight derivatives was a payable of $0.2 million and as of December 31, 2021, the fair value of our outstanding freight derivatives was a receivable of $1.6 million. A change in the daily forward rates of $1,000 would not have a material impact in the Company’s financial position as of December 31, 2021. In 2020, we recorded a net loss on our freight derivatives of $6.4 million and in 2021, we recorded a net gain of $3.1 million.

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

During the years ended December 31, 2020 and 2021, we entered into a number of bunker swaps. We use these bunker swaps as an economic hedge to reduce the risk on bunker price differentials. Our bunker swaps are settled through reputable clearing houses. Our bunker swaps do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in earnings. Bunker swaps are treated as assets/liabilities until they are settled.

As of December 31, 2020, no outstanding bunker swap agreements existed. As of December 31, 2021, the fair value of our outstanding bunker swap agreements was a payable of $0.3 million, all of them expiring within the first quarter of 2022. In 2020 and 2021, we recorded a total net gain of $22.6 million and $0.5 million, respectively, on our bunker swaps.

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

(a)       Disclosure Controls and Procedures

As of December 31, 2021, our management (with the participation of our Chief Executive Officer and Co-Chief Financial Officers) conducted an evaluation pursuant to Rule 13a-15 and 15d-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Co-Chief Financial Officers concluded that as of December 31, 2021, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our Chief Executive Officer and Co-Chief Financial Officers, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission.

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

Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2021 is effective.

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

Deloitte Certified Public Accountants S.A. (“Deloitte”) (PCAOB ID No. 1163), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2019, 2020 and 2021. Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young”), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal year ended December 31, 2017. This table below sets forth the total amounts billed and accrued for Deloitte and Ernst.

(In thousands of Dollars)	2020	2021
Audit fees (a)	$ 645	$ 691
Audit-related fees (b)	55	55
Tax fees (c)	—	—
All other fees (d)	47	39
Total fees	$ 747	$ 785

(a)	Audit Fees: Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.
(b)	Audit-Related Fees: Audit-related fees consisted of assurance and other services which have not been reported under Audit Fees above.
(c)	Tax Fees: Tax fees represent fees for professional services for tax compliance, tax advice and tax planning.
(d)	All Other Fees: All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

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

Share Repurchase Program

On August 5, 2021, our Board of Directors authorized a share repurchase program (the “Share Repurchase Program”) to purchase up to an aggregate of $50.0 million of our common shares. The timing and amount of any repurchases will be in the sole discretion of our management team, and will depend on legal requirements, market conditions, share price, alternative uses of capital and other factors. Repurchases of common shares may take place in privately negotiated transactions, in open market transactions pursuant to Rule 10b-18 of the Exchange Act and/or pursuant to a trading plan adopted in accordance with Rule 10b5-1 of the Exchange Act. We are not obligated under the terms of the Share Repurchase Program to repurchase any of our common shares. The Share Repurchase Program has no expiration date and may be suspended or terminated by us at any time without prior notice. We will cancel common shares repurchased as part of this program. During the year ended December 31, 2021, we purchased the following common shares:

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit) (1)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
October 14-15, 2021	466,268	$22.0138	466,268	$39,735,662

Total	466,268	N/A	466,268	N/A
(1)	The average price paid per share does not include commissions paid for each transaction.

The repurchased shares were cancelled and removed from the Company’s share capital as of December 31, 2021.

Item 16F.	Change in Registrants Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Item 19.	Exhibits
Exhibit Number	Description
1.1	Fourth Amended and Restated Articles of Incorporation of Star Bulk Carriers Corp. (included as Exhibit 3.1 of the Company’s Form 6-K, which was filed with the Commission on June 23, 2016 and incorporated herein by reference).

1.2	Third Amended and Restated Bylaws of the Company (included as Exhibit 1.2 of the Company’s Form 20-F, which was filed with the Commission on April 8, 2015 and incorporated herein by reference).

2.1	Form of Share Certificate (included as Exhibit 2.1 of the Company’s Form 20-F, which was filed with the Commission on April 8, 2015 and incorporated herein by reference).

4.1	Amended and Restated Registration Rights Agreement dated July 11, 2014 (included as Annex E to Exhibit 99.1 to the Company’s Current Report on Form 6-K, dated June 20, 2014 and incorporated herein by reference).

4.2	Amendment No. 1 to Amended and Restated Registration Rights Agreement dated August 28, 2014 (included as Exhibit 99.2 to the Company’s Current Report on Form 6-K, dated September 3, 2014 and incorporated herein by reference).

4.3	Amendment No. 2 to Amended and Restated Registration Rights Agreement dated May 15, 2017 (included as Exhibit 4.3 to the Company's Form 20-F, which was filed with the Commission on March 27, 2020 and incorporated herein by reference).

4.4	Amendment No. 3 to Amended and Restated Registration Rights Agreement dated August 3, 2018 (included as Exhibit 4.4 to the Company's Form 20-F, which was filed with the Commission on March 27, 2020 and incorporated herein by reference).

4.5	Oaktree Shareholders Agreement (included as Annex B to Exhibit 99.1 to the Company’s Current Report on Form 6-K, dated June 20, 2014 and incorporated herein by reference).

4.6	Pappas Shareholder Agreement by and among the Company and the parties named therein dated July 11, 2014 (included as Exhibit 99.3 to the Company’s Current Report on Form 6-K, dated June 16, 2014 and incorporated herein by reference).

4.7	2019 Equity Incentive Plan (included as Exhibit 4.9 to the Company’s Form 20-F, which was filed with the Commission on March 27, 2020 and incorporated herein by reference).

4.8	2020 Equity Incentive Plan (included as Exhibit 4.10 to the Company’s Form 20-F, as amended, which was filed with the Commission on April 2, 2021 and incorporated herein by reference).

4.9*	2021 Equity Incentive Plan.

4.10	Description of Common Shares (included as Exhibit 4.10 to the Company's Form 20-F, which was filed with the Commission on March 27, 2020 and incorporated herein by reference).

4.11	Registration Rights Agreement dated February 2, 2021 (included as Exhibit 4.13 to the Company’s Form 20-F, which was filed with the Commission on April 2, 2021 and incorporated herein by reference).

8.1*	Subsidiaries of the Company.

11.1	Code of Ethics (included as Exhibit 11.1 to the Company's Form 20-F/A, which was filed with the Commission on April 2, 2020 and incorporated herein by reference).

12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1*	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.2*	Consent of Independent Registered Public Accounting Firm (Deloitte Certified Public Accountants S.A.)

101	The following materials from the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021, formatted in Extensible Business Reporting Language (XBRL):
	(i)	Consolidated Balance Sheets as of December 31, 2020 and 2021;
	(ii)	Consolidated Statements of Operations for the years ended December 31, 2019, 2020 and 2021;
	(iii)	Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2019, 2020 and 2021;
	(iv)	Consolidated Statements of Shareholders’ Equity for the for the years ended December 31, 2019, 2020 and 2021;
	(v)	Consolidated Statements of Cash Flows for the for the years ended December 31, 2019, 2020 and 2021; and
	(vi)	the Notes to Consolidated Financial Statements.

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 15, 2022

Star Bulk Carriers Corp. (Registrant)

By:	/s/ Petros Pappas
Name: Petros Pappas
Title: Chief Executive Officer

STAR BULK CARRIERS CORP.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Star Bulk Carriers Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Star Bulk Carriers Corp. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive income/(loss), shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matter Description

The Company’s evaluation of vessels held for use by the Company for impairment involves an initial assessment of each vessel to determine whether events or changes in circumstances indicate that the carrying amount of the vessel assets may not be recoverable. Total vessels as of December 31, 2021 were $3.01 billion.

When the initial assessment suggests impairment indicators, the Company compares future undiscounted net operating cash flows to the carrying values of the related vessel to determine if the vessel is required to be impaired. When the Company’s estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the vessel is less than its carrying amount, the Company records an impairment loss to the extent the vessel’s carrying value exceeds its fair market value.

The Company makes significant assumptions and judgments to determine the future undiscounted net operating cash flows expected to be generated over the remaining useful life of the vessel asset, including estimates and assumptions related to the future charter rates. Future charter rates are the most significant and subjective assumption that the Company uses for its impairment analysis. For periods of time where the vessels are not fixed on time charters or spot market voyage charters, the Company estimates the future daily time charter equivalent for the vessels’ unfixed days based on the current Forward Freight Agreement (“FFA”) rates of the respective calendar year for each of the first three years, average of the FFA rate of the third year and the historical average market rate of similar size vessels for the fourth year, and historical average market rates of similar size vessels for the period thereafter. In addition, in light of the Company’s investment in exhaust gas cleaning systems (“EGCS” or “scrubbers”), an estimate of an additional daily revenue for each scrubber-fitted vessel is also included, reflecting additional compensation from charterers due to the fuel cost savings that these vessels provide (“scrubber premium”). These assumptions are based on historical trends as well as future expectations.

We identified future charter rates used in the future undiscounted net operating cash flows as a critical audit matter because of the complex judgements made by management to estimate them and the significant impact they have on undiscounted cash flows expected to be generated over the remaining useful life of the vessel.

This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s future charter rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future charter rates utilized in the future undiscounted net operating cash flows included the following, among others:

•	We tested the effectiveness of controls over management’s review of the impairment analysis, including the future charter rates used within the future undiscounted net operating cash flows.
•	We evaluated the reasonableness of the Company’s estimate of future charter rates through the performance of the following procedures:
1.	Evaluating the Company’s methodology for estimating the future charter rates by comparing the future charter rates utilized in the future undiscounted net operating cash flows to 1) the Company’s historical rates, including the actual scrubber premium earned on the Company’s past charter contracts, 2) historical rate information by vessel class published by third parties and 3) other external market sources, including analysts’ reports.
2.	Considering the consistency of the assumptions used in the future charter rates, including scrubber premium, with evidence obtained in other areas of the audit. This included 1) internal communications by management to the board of directors, and 2) external communications by management to analysts and investors.
3.	Evaluating management’s ability to accurately forecast by comparing actual results to management’s historical forecasts.

/s/ Deloitte Certified Public Accountants S.A.
Athens, Greece
March 15, 2022

We have served as the Company’s auditor since 2018.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Star Bulk Carriers Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Star Bulk Carriers Corp. and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated March 15, 2022, expressed an unqualified opinion on those financial statements.

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

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 15, 2022

STAR BULK CARRIERS CORP.

Consolidated Balance Sheets
As of December 31, 2020 and 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	December 31, 2020	December 31, 2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$183,211	$450,285
Restricted cash, current (Notes 7 and 17)	7,299	20,965
Trade accounts receivable, net	38,090	81,061
Inventories (Note 4)	47,294	75,077
Due from managers	358	9,422
Due from related parties (Note 3)	481	242
Prepaid expenses and other receivables	17,687	28,659
Derivatives, current asset portion (Note 17)	–	1,996
Other current assets (Note 15)	12,991	15,217
Total Current Assets	307,411	682,924

FIXED ASSETS
Vessels and other fixed assets, net (Note 5)	2,877,119	3,013,038
Total Fixed Assets	2,877,119	3,013,038

OTHER NON-CURRENT ASSETS
Long term investment (Note 3)	1,321	1,567
Restricted cash, non-current (Notes 7 and 17)	5,021	2,021
Operating leases, right-of-use assets (Note 2)	886	48,256
Derivatives, non-current asset portion (Note 17)	–	6,913
Other non-current assets	35	–
TOTAL ASSETS	$3,191,793	$3,754,719

LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term bank loans (Note 7)	$144,900	$156,701
Lease financing short term (Note 6)	44,873	50,434
Accounts payable	32,853	21,837
Due to managers	7,813	3,885
Due to related parties (Note 3)	1,439	1,426
Accrued liabilities (Note 12)	20,940	30,810
Derivatives, current liability portion (Note 17)	1,939	743
Deferred revenue	11,675	24,960
Total Current Liabilities	266,432	290,796

NON-CURRENT LIABILITIES
8.30% 2022 Notes, net of unamortized notes issuance costs of $768 as of December 31, 2020 (Note 7)	49,232	–
Long-term bank loans, net of current portion and unamortized loan issuance costs of $13,761 and $10,853, as of December 31, 2020 and 2021, respectively (Note 7)	938,699	932,554
Lease financing long term, net of unamortized lease issuance costs of $6,181 and $5,318, as of December 31, 2020 and 2021, respectively (Note 6)	382,417	402,039
Derivatives, non-current liability portion (Note 17)	2,265	–
Fair value of below market time charters acquired	1,289	–
Operating lease liabilities (Note 2)	886	48,256
Other non-current liabilities	1,046	1,056
TOTAL LIABILITIES	1,642,266	1,674,701

COMMITMENTS & CONTINGENCIES (Note 14)

SHAREHOLDERS' EQUITY
Preferred Shares; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2020 and 2021, respectively (Note 8)	–	–
Common Shares, $0.01 par value, 300,000,000 shares authorized; 97,146,687 shares issued and 97,139,716 shares (net of treasury shares) outstanding as of December 31, 2020; 102,294,758 shares issued and outstanding as of December 31, 2021 (Note 8)	971	1,023
Additional paid in capital	2,548,956	2,618,319
Treasury shares (6,971 and nil shares at December 31, 2020 and 2021, respectively)	(93)	–
Accumulated other comprehensive income/(loss)	(3,993)	6,933
Accumulated deficit	(996,314)	(546,257)
Total Shareholders' Equity	1,549,527	2,080,018
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,191,793	$3,754,719

The accompanying notes are integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Statements of Operations
For the years ended December 31, 2019, 2020 and 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Years ended December 31,
	2019	2020	2021

Revenues:
Voyage revenues (Note 15)	$821,365	$693,241	$1,427,423

Expenses
Voyage expenses (Notes 3 and 16)	222,962	200,058	226,111
Charter-in hire expenses (Note 3)	126,813	32,055	14,565
Vessel operating expenses (Note 16)	160,062	178,543	208,661
Dry docking expenses	57,444	23,519	30,986
Depreciation (Note 5)	124,280	142,293	152,640
Management fees (Notes 3 and 9)	17,500	18,405	19,489
General and administrative expenses (Note 3)	34,819	31,881	39,500
Impairment loss (Notes 5 and 17)	3,411	—	—
(Gain)/Loss on time charter agreement termination	—	—	(1,102)
Other operational loss	110	1,513	2,214
Other operational gain	(2,423)	(3,231)	(2,110)
Provision for doubtful debts	1,607	373	629
(Gain)/Loss on forward freight agreements and bunker swaps, net (Note 17)	(4,411)	(16,156)	(3,564)
(Gain)/Loss on sale of vessels (Note 5)	5,493	—	—
Total operating expenses	747,667	609,253	688,019
Operating income / (loss)	73,698	83,988	739,404

Other Income/ (Expenses):
Interest and finance costs (Note 7)	(87,617)	(69,555)	(56,036)
Interest and other income/(loss)	1,299	267	315
Loss on debt extinguishment (Note 7)	(3,526)	(4,924)	(3,257)
Total other expenses, net	(89,844)	(74,212)	(58,978)

Income / (loss) before taxes and equity in income of investee	$(16,146)	$9,776	$680,426
Income taxes (Note 13)	(109)	(152)	(16)
Income/(Loss) before equity in income of investee	(16,255)	9,624	680,410
Equity in income / (loss) of investee	54	36	120
Net income/(loss)	(16,201)	9,660	680,530
Earnings / (Loss) per share, basic	$(0.17)	$0.10	$6.73
Earnings / (Loss) per share, diluted	(0.17)	0.10	6.71
Weighted average number of shares outstanding, basic (Note 11)	93,735,549	96,128,173	101,183,829
Weighted average number of shares outstanding, diluted (Note 11)	93,735,549	96,281,389	101,479,072

The accompanying notes are integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Statements of Comprehensive Income/ (Loss)
For the years ended December 31, 2019, 2020 and 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Years ended December 31,
	2019	2020	2021
Net income / (loss)	$(16,201)	$9,660	$680,530
Other comprehensive income / (loss):
Unrealized gains / losses from cash flow hedges:
Unrealized gain / (loss) from hedging interest rate swaps recognized in Other comprehensive income/(loss) before reclassifications	—	(4,841)	8,575
Less:
Reclassification adjustments of interest rate swap gain/(loss)	—	848	2,351
Other comprehensive income / (loss)	—	(3,993)	10,926
Total comprehensive income / (loss)	$(16,201)	$5,667	$691,456

The accompanying notes are integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2019, 2020 and 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive income/(loss)	Accumulated deficit	Treasury stock	Total Shareholders' Equity
BALANCE, January 1, 2019	92,627,349	$926	$2,502,429	$–	$(980,165)	$(3,145)	$1,520,045

Net income / (loss)	–	–	–	–	(16,201)	–	(16,201)
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 10)	883,700	9	7,934	–	–	–	7,943
Dividend declared and paid ($0.05 per share) (Note 8)	–	–	–	–	(4,804)	–	(4,804)
Acquisition of Songa Vessels	–	–	–	–	–	(93)	(93)
Acquisition of E.R Vessels (Notes 5 and 8)	999,336	10	10,055	–	–	–	10,065
Purchase of treasury stock (Note 8)	(2,940,558)	(29)	(23,546)	–	–	3,145	(20,430)
Acquisition of Delphin vessels (Notes 5 and 8)	4,503,370	45	47,470	–	–	–	47,515
BALANCE, December 31, 2019	96,073,197	$961	$2,544,342	$–	$(1,001,170)	$(93)	$1,544,040

Net income / (loss)	–	–	–	–	9,660	–	9,660
Other comprehensive income / (loss)	–	–	–	(3,993)	–	–	(3,993)
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 10)	1,073,490	10	4,614	–	–	–	4,624
Dividend declared and paid ($0.05 per share) (Note 8)	–	–	–	–	(4,804)	–	(4,804)
BALANCE, December 31, 2020	97,146,687	$971	$2,548,956	$(3,993)	$(996,314)	$(93)	$1,549,527
Net income / (loss)	–	–	–	–	680,530	–	680,530
Other comprehensive income / (loss)	–	–	–	10,926	–	–	10,926
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 10)	521,310	5	10,330	–	–	–	10,335
Acquisition of Eneti vessels (Note 8)	3,000,000	30	47,545	–	–	–	47,575
Acquisition of ER vessels (Note 8)	2,100,000	21	22,147	–	–	–	22,168
Offering expenses	–	–	(292)	–	–	–	(292)
Cancellation of treasury stock (Note 8)	(6,971)	–	(93)	–	–	93	–
Dividend declared ($2.25 per share) (Note 8)	–	–	–	–	(230,473)	–	(230,473)
Purchase of treasury stock (Note 8)	(466,268)	(4)	(10,274)	–	–	–	(10,278)
BALANCE, December 31, 2021	102,294,758	$1,023	$2,618,319	$6,933	$(546,257)	$—	$2,080,018

The accompanying notes are integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Statements of Cash Flows
For the years ended December 31, 2019, 2020 and 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Years ended December 31,
	2019	2020	2021
Cash Flows from Operating Activities:
Net income / (loss)	$(16,201)	$9,660	$680,530
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation (Note 5)	124,280	142,293	152,640
Amortisation of fair value of above market time charters	336	–	–
Amortisation of fair value of below market time charters	(2,349)	(1,184)	(187)
Amortization of debt (loan, lease & notes) issuance costs (Note 7)	5,590	7,815	6,511
Loss on debt extinguishment (Note 7)	3,526	4,924	3,257
Impairment loss (Note 5)	3,411	–	–
Loss / (gain) on sale of vessels (Note 5)	5,493	–	–
Provision for doubtful debts	1,607	373	629
Share-based compensation (Note 10)	7,943	4,624	10,335
(Gain)/Loss on time charter agreement termination	–	–	(1,102)
Change in fair value of forward freight derivatives and bunker swaps (Note 17)	246	(1,295)	(1,508)
Other non-cash charges	28	276	(116)
Gain on hull and machinery claims	(2,264)	(2,154)	(192)
Equity in income / (loss) of investee	(54)	(36)	(120)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	(20,383)	20,322	(43,600)
Inventories	(23,717)	3,859	(27,783)
Prepaid expenses and other receivables	(14,940)	(2,211)	(19,012)
Derivatives asset	–	(2)	500
Due from related parties	732	109	239
Due from managers	(615)	541	(9,064)
Other non-current assets	(357)	(1)	–
Increase/(Decrease) in:
Accounts payable	3,627	(3,052)	(8,040)
Due to related parties	2,368	(2,578)	(13)
Accrued liabilities	11,675	(18,064)	13,810
Due to managers	2,024	2,032	(3,928)
Deferred revenue	(3,481)	4,301	13,285
Net cash provided by / (used in) Operating Activities	88,525	170,552	767,071

Cash Flows from Investing Activities:
Advances for vessels & vessel upgrades and other fixed assets	(347,140)	(72,059)	(130,147)
Cash proceeds from vessel sales (Note 5)	56,632	–	–
Hull and machinery insurance proceeds	10,671	5,725	8,884
Net cash provided by / (used in) Investing Activities	(279,837)	(66,334)	(121,263)

Cash Flows from Financing Activities:
Proceeds from bank loans, leases and notes	768,282	687,792	470,650
Loan and lease prepayments and repayments	(623,892)	(708,910)	(593,183)
Financing and debt extinguishment fees paid	(15,366)	(9,027)	(4,584)
Dividends paid (Note 8)	(4,804)	(4,804)	(230,240)
Offering expenses paid related to the issuance of common stock	–	–	(433)
Repurchase of common shares	(20,523)	–	(10,278)
Net cash provided by / (used in) Financing Activities	103,697	(34,949)	(368,068)

Net increase/(decrease) in cash and cash equivalents and restricted cash	(87,615)	69,269	277,740
Cash and cash equivalents and restricted cash at beginning of period	213,877	126,262	195,531

Cash and cash equivalents and restricted cash at end of period	$126,262	$195,531	$473,271

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid during the period for:
Interest	$82,172	$61,557	$49,658
Non-cash investing and financing activities:
Shares issued in connection with vessel acquisitions	57,580	–	69,884
Vessel upgrades	27,848	9,674	–
Assumed debt upon acquisition	–	–	99,601
Right-of use assets and lease obligations for charter-in contracts	–	–	48,796
Dividends declared but not paid	–	–	233

Reconciliation of (a) cash and cash equivalents, and restricted cash reported within the consolidated balance sheets to (b) the total amount of such items reported in the statements of cash flows:
Cash and cash equivalents	$117,819	$183,211	$450,285
Restricted cash, current (Note 7)	7,422	7,299	20,965
Restricted cash, non-current (Note 7)	1,021	5,021	2,021
Cash and cash equivalents and restricted cash at end of period shown in the statement of cash flows	$126,262	$195,531	$473,271

The accompanying notes are integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information:

The consolidated financial statements as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021, include the accounts of Star Bulk Carriers Corp. (“Star Bulk”) and its wholly owned subsidiaries as set forth below (collectively, the “Company”).

Star Bulk was incorporated on December 13, 2006 under the laws of the Marshall Islands and maintains offices in Athens, Oslo, New York, Limassol, and Singapore. The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of dry bulk carrier vessels. Since December 3, 2007, Star Bulk shares trade on the NASDAQ Global Select Market under the ticker symbol “SBLK”.

On March 11, 2020, the World Health Organization declared the 2019 Novel Coronavirus (the “Covid-19”) outbreak a pandemic. In response to the outbreak, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. There continues to be a high level of uncertainty relating to how the pandemic will evolve, including the new Omicron variant of COVID-19, which appears to be the most transmissible variant to date, the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public's and government's responses to such measures. At present, it is not possible to ascertain any future impact of Covid-19 on the Company’s operational and financial performance, which may take some time to materialize and may not be fully reflected in the Company’s results for 2020 and 2021.  The recent reopening of the global economy and consequent increased demand across all key dry bulk commodities has positively affected the Company’s revenues. On the other hand, as a result of COVID-19 restrictions imposed since 2020, additional crew expenses were incurred.  However, an increase in the severity or duration or a resurgence of the Covid-19 pandemic and the continued distribution and effectiveness of vaccines could have a material adverse effect on the Company’s business, results of operations, cash flows, financial condition, the carrying value of the Company’s assets, the fair values of the Company’s vessels, and the Company’s ability to pay dividends.

As of December 31, 2021, the Company owned a modern fleet of 128 dry bulk vessels consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with a carrying capacity between 52,425 deadweight tonnage (“dwt”) and 209,529 dwt, and a combined carrying capacity of 14.1 million dwt. In addition, through certain of its subsidiaries, the Company charters-in a number of third-party vessels to increase its operating capacity in order to satisfy its clients’ needs.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information - continued:

Below is the list of the Company’s wholly owned subsidiaries as of December 31, 2021:

Subsidiaries owning vessels in operation at December 31, 2021:

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
1	Pearl Shiptrade LLC	Gargantua (1)	209,529	April 2, 2015	2015
2	Star Ennea LLC	Star Gina 2GR	209,475	February 26, 2016	2016
3	Coral Cape Shipping LLC	Maharaj (1)	209,472	July 15, 2015	2015
4	Sea Diamond Shipping LLC	Goliath (1)	207,999	July 15, 2015	2015
5	Star Castle II LLC	Star Leo	207,939	May 14, 2018	2018
6	ABY Eleven Ltd	Star Laetitia	207,896	August 3, 2018	2017
7	Domus Shipping LLC	Star Ariadne	207,774	March 28, 2017	2017
8	Star Breezer LLC	Star Virgo	207,774	March 1, 2017	2017
9	Star Seeker LLC	Star Libra (1)	207,727	June 6, 2016	2016
10	ABY Nine Ltd	Star Sienna	207,721	August 3, 2018	2017
11	Clearwater Shipping LLC	Star Marisa	207,671	March 11 2016	2016
12	ABY Ten Ltd	Star Karlie	207,566	August 3, 2018	2016
13	Star Castle I LLC	Star Eleni	207,517	January 3, 2018	2018
14	Festive Shipping LLC	Star Magnanimus	207,490	March 26, 2018	2018
15	New Era II Shipping LLC	Debbie H	206,823	May 28, 2019	2019
16	New Era III Shipping LLC	Star Ayesha	206,814	July 15, 2019	2019
17	New Era I Shipping LLC	Katie K	206,803	April 16, 2019	2019
18	Cape Ocean Maritime LLC	Leviathan	182,466	September 19, 2014	2014
19	Cape Horizon Shipping LLC	Peloreus	182,451	July 22, 2014	2014
20	Star Nor I LLC	Star Claudine	181,258	July 6, 2018	2011
21	Star Nor II LLC	Star Ophelia	180,716	July 6, 2018	2010
22	Sandra Shipco LLC	Star Pauline	180,233	December 29, 2014	2008
23	Christine Shipco LLC	Star Martha	180,231	October 31, 2014	2010
24	Pacific Cape Shipping LLC	Pantagruel	180,140	July 11, 2014	2004
25	Star Borealis LLC	Star Borealis	179,601	September 9, 2011	2011
26	Star Polaris LLC	Star Polaris	179,648	November 14, 2011	2011
27	Star Nor III LLC	Star Lyra	179,147	July 6, 2018	2009
28	Star Regg VI LLC	Star Bueno	178,978	January 26, 2021	2010
29	Star Regg V LLC	Star Borneo	178,978	January 26, 2021	2010
30	Star Regg IV LLC	Star Marilena	178,977	January 26, 2021	2010
31	Star Regg I LLC	Star Marianne	178,841	January 14, 2019	2010
32	Star Regg II LLC	Star Janni	177,939	January 7, 2019	2010
33	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
34	Sky Cape Shipping LLC	Big Fish	177,620	July 11, 2014	2004
35	Global Cape Shipping LLC	Kymopolia	176,948	July 11, 2014	2006
36	Star Trident XXV Ltd.	Star Triumph	176,274	December 8, 2017	2004
37	ABY Fourteen Ltd	Star Scarlett	175,800	August 3, 2018	2014
38	ABY Fifteen Ltd	Star Audrey	175,125	August 3, 2018	2011
39	Sea Cape Shipping LLC	Big Bang	174,109	July 11, 2014	2007
40	ABY I LLC	Star Paola	115,259	August 3, 2018	2011

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1. Basis of Presentation and General Information - (continued): Subsidiaries owning vessels in operation at December 31, 2021:
				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
41	ABM One Ltd	Star Eva	106,659	August 3, 2018	2012
42	Star Vega LLC	Star Vega (1)	98,648	February 13, 2014	2011
43	Star Sirius LLC	Star Sirius (1)	98,648	March 7, 2014	2011
44	Majestic Shipping LLC	Madredeus	98,648	July 11, 2014	2011
45	Nautical Shipping LLC	Amami	98,648	July 11, 2014	2011
46	ABY II LLC	Star Aphrodite	92,006	August 3, 2018	2011
47	Augustea Bulk Carrier Ltd	Star Piera	91,952	August 3, 2018	2010
48	Augustea Bulk Carrier Ltd	Star Despoina	91,945	August 3, 2018	2010
49	Star Trident I LLC	Star Kamila	87,001	September 3, 2014	2005
50	Star Nor IV LLC	Star Electra	83,494	July 6, 2018	2011
51	Star Alta I LLC	Star Angelina	82,953	December 5, 2014	2006
52	Star Alta II LLC	Star Gwyneth	82,703	December 5, 2014	2006
53	Star Nor VI LLC	Star Luna	82,687	July 6, 2018	2008
54	Star Nor V LLC	Star Bianca	82,672	July 6, 2018	2008
55	Star Trident XIX LLC	Star Maria	82,578	November 5, 2014	2007
56	Grain Shipping LLC	Pendulum	82,578	July 11, 2014	2006
57	Star Trident XII LLC	Star Markella	82,574	September 29, 2014	2007
58	ABY Seven Ltd	Star Jeanette	82,567	August 3, 2018	2014
59	Star Trident IX LLC	Star Danai	82,554	October 21, 2014	2006
60	Star Sun I LLC	Star Elizabeth	82,430	May 25, 2021	2021
61	Star Sun II LLC	Star Pavlina	82,361	June 16, 2021	2021
62	Star Trident XI LLC	Star Georgia	82,281	October 14, 2014	2006
63	Star Trident VIII LLC	Star Sophia	82,252	October 31, 2014	2007
64	Star Trident XVI LLC	Star Mariella	82,249	September 19, 2014	2006
65	Star Trident XIV LLC	Star Moira	82,220	November 19, 2014	2006
66	Star Trident X LLC	Star Renee	82,204	December 18, 2014	2006
67	Star Trident XV LLC	Star Jennifer	82,192	April 15, 2015	2006
68	Star Trident XIII LLC	Star Laura	82,192	December 8, 2014	2006
69	Star Nor VIII LLC	Star Mona	82,188	July 6, 2018	2012
70	Star Trident II LLC	Star Nasia	82,183	August 29, 2014	2006
71	Star Nor VII LLC	Star Astrid	82,158	July 6, 2018	2012
72	Star Trident XVII LLC	Star Helena	82,150	December 29, 2014	2006
73	Star Trident XVIII LLC	Star Nina	82,145	January 5, 2015	2006
74	Waterfront Two Ltd	Star Alessia	81,944	August 3, 2018	2017
75	Star Nor IX LLC	Star Calypso	81,918	July 6, 2018	2014
76	Star Elpis LLC	Star Suzanna	81,644	May 15, 2017	2013
77	Star Gaia LLC	Star Charis	81,643	March 22, 2017	2013
78	Mineral Shipping LLC	Mercurial Virgo	81,502	July 11, 2014	2013
79	Star Nor X LLC	Stardust	81,502	July 6, 2018	2011
80	Star Nor XI LLC	Star Sky	81,466	July 6, 2018	2010
81	Star Zeus VI LLC	Star Lambada (1)	81,272	March 16, 2021	2016
82	Star Zeus I LLC	Star Capoeira (1)	81,253	March 16, 2021	2015
83	Star Zeus II LLC	Star Carioca (1)	81,199	March 16, 2021	2015
84	Star Zeus VII LLC	Star Macarena (1)	81,198	March 6, 2021	2016
85	ABY III LLC	Star Lydia	81,187	August 3, 2018	2013
86	ABY IV LLC	Star Nicole	81,120	August 3, 2018	2013
87	ABY Three Ltd	Star Virginia	81,061	August 3, 2018	2015
88	Star Nor XII LLC	Star Genesis	80,705	July 6, 2018	2010
89	Star Nor XIII LLC	Star Flame	80,448	July 6, 2018	2011

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1. Basis of Presentation and General Information - (continued): Subsidiaries owning vessels in operation at December 31, 2021:
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
90	Star Trident III LLC	Star Iris	76,390	September 8, 2014	2004
91	Star Trident XX LLC	Star Emily	76,339	September 16, 2014	2004
92	Orion Maritime LLC	Idee Fixe (1)	63,437	March 25, 2015	2015
93	Primavera Shipping LLC	Roberta (1)	63,404	March 31, 2015	2015
94	Success Maritime LLC	Laura (1)	63,377	April 7, 2015	2015
95	Star Zeus III LLC	Star Athena (1)	63,371	May 19, 2021	2015
96	Ultra Shipping LLC	Kaley (1)	63,261	June 26, 2015	2015
97	Blooming Navigation LLC	Kennadi (1)	63,240	January 8, 2016	2016
98	Jasmine Shipping LLC	Mackenzie (1)	63,204	March 2, 2016	2016
99	Star Lida I Shipping LLC	Star Apus (1)	63,123	July 16, 2019	2014
100	Star Zeus V LLC	Star Bovarius (1)	61,571	March 16, 2021	2015
101	Star Zeus IV LLC	Star Subaru (1)	61,521	March 16, 2021	2015
102	Star Nor XV LLC	Star Wave	61,491	July 6, 2018	2017
103	Star Challenger I LLC	Star Challenger (1)	61,462	December 12, 2013	2012
104	Star Challenger II LLC	Star Fighter (1)	61,455	December 30, 2013	2013
105	Aurelia Shipping LLC	Honey Badger (1)	61,324	February 27, 2015	2015
106	Star Axe II LLC	Star Lutas (1)	61,323	January 6, 2016	2016
107	Rainbow Maritime LLC	Wolverine (1)	61,268	February 27, 2015	2015
108	Star Axe I LLC	Star Antares (1)	61,234	October 9, 2015	2015
109	ABY Five Ltd	Star Monica	60,935	August 3, 2018	2015
110	Star Asia I LLC	Star Aquarius	60,873	July 22, 2015	2015
111	Star Asia II LLC	Star Pisces (1)	60,873	August 7, 2015	2015
112	Star Nor XIV LLC	Star Glory	58,680	July 6, 2018	2012
113	Star Lida XI Shipping LLC	Star Pyxis (1)	56,615	August 19, 2019	2013
114	Star Lida VIII Shipping LLC	Star Hydrus (1)	56,604	August 8, 2019	2013
115	Star Lida IX Shipping LLC	Star Cleo (1)	56,582	July 15, 2019	2013
116	Star Trident VII LLC	Diva (1)	56,582	July 24, 2017	2011
117	Star Lida VI Shipping LLC	Star Centaurus	56,559	September 18, 2019	2012
118	Star Lida VII Shipping LLC	Star Hercules	56,545	July 16, 2019	2012
119	Star Lida X Shipping LLC	Star Pegasus (1)	56,540	July 15, 2019	2013
120	Star Lida III Shipping LLC	Star Cepheus (1)	56,539	July 16, 2019	2012
121	Star Lida IV Shipping LLC	Star Columba (1)	56,530	July 23, 2019	2012
122	Star Lida V Shipping LLC	Star Dorado (1)	56,507	July 16, 2019	2013
123	Star Lida II Shipping LLC	Star Aquila	56,506	July 15, 2019	2012
124	Star Regg III LLC	Star Bright	55,783	October 10, 2018	2010
125	Glory Supra Shipping LLC	Strange Attractor	55,715	July 11, 2014	2006
126	Star Omicron LLC	Star Omicron	53,444	April 17, 2008	2005
127	Star Zeta LLC	Star Zeta	52,994	January 2, 2008	2003
128	Star Theta LLC	Star Theta	52,425	December 6, 2007	2003
		Total dwt	14,072,068

(1)	Subject to sale and lease back financing transaction (Note 6)

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

 1.       Basis of Presentation and General Information – (continued):

Non-vessel owning subsidiaries at December 31, 2021 (the below list includes companies previously owning vessels that have been sold, intermediate holding companies, companies that charter-in vessels and management companies):

	Wholly Owned Subsidiaries
1	Star Bulk Management Inc.	19	Star Aurora LLC
2	Starbulk S.A.	20	Star Epsilon LLC
3	Star Bulk Manning LLC	21	Star ABY LLC
4	Star Bulk Shipmanagement Company (Cyprus) Limited	22	ABY Group Holding Ltd
5	Candia Shipping Limited (ex Optima Shipping Limited)	23	Star Regina LLC
6	Star Omas LLC	24	Star Bulk (Singapore) Pte. Ltd.
7	Star Synergy LLC	25	Star Bulk Germany GmbH
8	Oceanbulk Shipping LLC	26	Star Mare LLC
9	Oceanbulk Carriers LLC	27	Star Sege Ltd
10	International Holdings LLC	28	Star Regg VII LLC
11	Star Ventures LLC	29	Star Cosmo LLC
12	Star Logistics LLC (ex Dry Ventures LLC)	30	Star Delta LLC
13	Unity Holding LLC	31	Star Kappa LLC
14	Star Bulk (USA) LLC	32	Star Trident VI LLC
15	Star Bulk Norway AS	33	Star Uranus LLC
16	Star New Era LLC	34	Star Zeus LLC
17	Star Thor LLC	35	Star Bulk Finance (Cyprus) Limited
18	Star Gamma LLC

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information - (continued):

Charterers who individually accounted for more than 10% of the Company’s voyage revenues during the years ended December 31, 2019, 2020 and 2021 are as follows:

Charterer	2019	2020
A	N/A	11%
B	13%	N/A

No charterer accounted for more than 10% of the Company’s revenues for the year ended December 31, 2021.

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

Following the provisions of ASC 810 “Consolidation”, the Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a variable interest entity in its consolidated financial statements. The Company’s evaluation did not result in an identification of variable interest entities for the years 2019, 2020 and 2021.

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
December 31, 2021
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

e)            Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and restricted cash, trade accounts receivable and derivative contracts (including freight derivatives, bunker derivatives and interest rate swaps). The Company’s policy is to place its cash with financial institutions evaluated as being creditworthy and are therefore exposed to minimal credit risk. The Company may be exposed to credit risk in the event of non-performance by counter parties to derivative contracts. To manage this risk, the Company mainly selects freight derivatives and bunker swaps that clear through reputable clearing houses, such as London Clearing House (“LCH”), Singapore Exchange (“SGX”) or Nasdaq and limits its exposure in over the counter transactions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which the Company transacts. In addition, the Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

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

i)              Trade accounts receivable, net: The amount shown as Trade accounts receivable, net, at each balance sheet date, includes receivables from customers, net of any provision for doubtful debts. Pursuant to ASC 326 Financial Instruments - Credit Losses the Company assesses the need for an allowance for credit losses for expected uncollectible accounts receivable. Such allowance is recorded as an offset to accounts receivable in the consolidated balance sheets and changes in such allowance are recorded as provision for doubtful debt in the consolidated statements of operations. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific charterers with known disputes or collectability concerns. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status and makes judgments about the creditworthiness of charterers based on ongoing credit evaluations. The Company also considers charterer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. For the years ended December 31, 2020 and 2021, the Company’s assessment considered also business and market disruptions caused by Covid-19 and estimates of expected emerging credit and collectability trends. The allowance for credit losses on accounts receivable for the years ended December 31, 2020 and 2021 amounted to $373 and $629 respectively.

 j)              Inventories: Inventories consist of lubricants and bunkers, which are stated at the lower of cost or net realizable value, which is the estimated selling prices less reasonably predictable costs of disposal and transportation. Cost is determined by the first in, first out method.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

 2.       Significant Accounting policies - (continued):

k)             Vessels, net: Vessels are stated at cost, which consists of the purchase price and any material expenses incurred upon acquisition, such as initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for its initial voyage, less accumulated depreciation and impairment, if any. Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Any other subsequent expenditure is expensed as incurred. The cost of each of the Company’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton). Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. The estimated salvage value of each vessel is $0.3 per light weight ton as of December 31, 2020 and 2021.

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
December 31, 2021
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

The future undiscounted net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent rate for the unfixed days over the estimated remaining economic life of each vessel, net of brokerage and address commissions. Estimates of the daily time charter equivalent rate for the unfixed days are based on the current Forward Freight Agreement (“FFA”) rates of the respective calendar year for each of the first three years, average of the FFA rate of the third year and the historical average market rate of similar size vessels for the fourth year and historical average market rates of similar size vessels for the period thereafter. The expected cash inflows from charter revenues are based on an assumed fleet utilization rate for the unfixed days over available days, taking also into account expected technical off-hire days. In addition, in light of the Company’s investment in exhaust gas cleaning systems (“EGCS” or “Scrubbers”), an estimate of an additional daily revenue for each scrubber fitted vessel was also included, reflecting additional revenue from charterers due to the fuel cost savings that these vessels provide. In assessing expected future cash outflows, management forecasts vessel operating expenses, which are based on the Company’s internal budget for the first annual period and thereafter assuming an annual inflation rate and are capped in the thirteenth year thereafter, vessel expected maintenance costs (for dry docking and special surveys) and management fees. The estimated salvage value of each vessel is $0.3 per light weight ton, in accordance with the Company’s vessel depreciation policy. The Company uses a probability weighted approach for developing estimates of future cash flows used to test its vessels for recoverability when alternative courses of action are under consideration (i.e. sale or continuing operation of a vessel). If the Company’s estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value with a charge recorded under “Impairment loss” in the consolidated statement of operations.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
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

q)              Financing costs: Fees paid to lenders or required to be paid to third parties on the lenders’ behalf for obtaining new loans, senior notes, for refinancing or amending existing loans or securing leases, are required to be presented on the balance sheet as a direct deduction from the carrying amount of that debt liability, similar to debt discounts. These costs are amortized as interest and finance costs using the effective interest rate method over the duration of the related debt. Any unamortized balance of costs relating to debt repaid or refinanced that meet the criteria for Debt Extinguishment (see Subtopic 470-50), is expensed in the period in which the repayment is made or refinancing occurs. Any unamortized balance of costs relating to debt refinanced that do not meet the criteria for Debt Extinguishment, are amortized over the term of the refinanced debt. Other fees incurred for obtaining loan facilities whose committed loans have not been drawn on or before the balance sheet date are recorded under “Other non-current assets” or “Other Current assets”, as applicable, and are reclassified as a direct deduction from the carrying amount of the loan facilities once financing takes place.

r)              Share based compensation: Share based compensation represents the cost of shares and share options granted to employees, executive officers and to directors, for their services, and is included in “General and administrative expenses” in the consolidated statements of operations. The shares are measured at their fair value equal to the market value of the Company’s common shares on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized using the accelerated attribution method, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award. Further, the Company accounts for restricted share award forfeitures upon occurrence.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
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

t)               Accounting for revenue and related expenses: The Company primarily generates its revenues from time charter agreements or voyage charter agreements. Under a time charter agreement a contract is entered into for the use of a vessel for a specific period of time and a specified daily fixed or index-linked charter hire rate. An index-linked rate usually refers to freight rate indices issued by the Baltic Exchange, such as the Baltic Capesize Index and the Baltic Panamax Index. Under a voyage charter agreement, a contract is made in the spot market for the use of a vessel for a specific voyage to transport a specified agreed upon cargo at a specified freight rate per ton or occasionally a lump sum amount. Under a voyage charter agreement, the charter party generally has a minimum amount of cargo and the charterer is liable for any short loading of cargo or “dead” freight. A minor part of the Company’s revenues is also generated from pool arrangements, according to which the amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool (based on the vessel’s age, design, consumption and other performance characteristics) as well as the time each vessel has spent in the pool. For those vessels that operated under the pool arrangements during the years ended December 31, 2019, 2020 and 2021 the Company considers itself the principal, primarily because of its control over the service to be transferred for the charterer under those charterparties and therefore related revenues and expenses are presented gross.

The Company determined that its time charter agreements are considered operating leases and therefore fall under the scope of ASC 842 Leases (“ASC 842”) because, (a) the vessel is an identifiable asset, (b) the Company does not have substitution rights and (c) the charterer has the right to control the use of the vessel during the term of the contract and derives economic benefits from such use. The duration of the contracts that the Company enters into depends on the market conditions, with the duration decreasing during weak market conditions. During 2020 and 2021 the majority of the Company’s time charter contracts did not exceed the period of 12 months, including optional extension periods. Time charter revenues are recognized on a straight-line basis over the term of the respective time charter agreement for which the performance obligations are satisfied beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. Time charter agreements may include ballast bonus payments made by the charterer which serve as compensation for the ballast trip of the vessel to the delivery port, which are deferred and also recognized on a straight line basis over the charter period. Time charter agreements may also include variable consideration that is not dependent on an index or a rate, such as additional revenue earned from charterers of scrubber fitted vessels due to the fuel cost savings that these vessels provide, which is recognized as revenue in the period in which the respective bunker quantity is actually consumed.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
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

Demurrage income, which is considered a form of variable consideration, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements. Demurrage income for the years ended December 31, 2019, 2020 and 2021 was not material.

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
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

u)             Fair value measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” that defines and provides guidance as to the measurement of fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy (Note 17).

v)               Earnings / (loss) per share: Basic earnings or loss per share are calculated by dividing net income or loss available to common shareholders by the basic weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the treasury stock method whereby all of the Company’s dilutive securities are assumed to be exercised and the proceeds used to repurchase common shares are calculated at the weighted average market price of the Company’s common shares during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation (Note 11).

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

x)              Leases: On January 1, 2019, the Company adopted ASC 842, according to which lessees are required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with a term of more than 12 months. For lessees, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition on the income statement. ASC 842 requires lessors to classify leases as a sales-type, direct financing, or operating leases. All leases that are not sales-type leases or direct financing leases (i.e that in effect neither transfer control of the underlying asset to the lessee nor transfer substantially all of the risks and benefits of the underlying asset to the lessee) are operating leases. Refer to Note 2(t) for the lease arrangements with the Company acting as Lessor.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

The following are types of contracts with the Company acting as Lessee that fall under ASC 842:

A)	Time charter-in agreements that the Company from time to time enters into for third-party vessels to increase its operating capacity in order to satisfy its clients’ needs which has determined to be operating leases. The duration of these contracts may vary with vast majority not exceeding 12 months. The assets and liabilities recognized in respect of the time charter –in agreements with an initial term exceeding 12 months that correspond to the underlying rights and obligations are presented within “Operating leases, right-of-use assets” and “Operating lease liabilities”, respectively, in the consolidated balance sheets. The weighted average discount rate used for the recognition of these leases is the estimated annual incremental borrowing rate for this type of assets which is estimated at approximately 3%. The carrying value of these assets and liabilities as of December 31, 2020 and 2021 amounted to $nil and $47,704, respectively. The Company has elected to use the practical expedient of ASC 842 that allows for time charter-in contracts with an initial term of 12 months or less to be excluded from the operating lease right-of use assets and the corresponding lease liabilities recognition on the consolidated balance sheet. Further, the Company has also elected the practical expedient to combine lease and non-lease component. The Company continues to recognize the lease payments for all charter-in operating leases under Charter-in hire expenses in the consolidated statements of operations on a straight line basis over the lease term. Revenues generated from those charter-in vessels are included in Voyage revenues in the consolidated statements of operations.

The time charter-in payments required to be made after December 31, 2021, for the outstanding operating lease liabilities recognized on the balance sheet as described above, are as follows:

Twelve month periods ending	Amount
December 31, 2022	$10,274
December 31, 2023	9,883
December 31, 2024	5,025
December 31, 2025	5,538
December 31, 2026	5,394
December 31, 2027 and thereafter	11,590
Total time charter-in payments	$47,704

The weighted average remaining lease term of these charter-in arrangements as of December 31, 2021 is 5.85 years.

B)	Sale and lease back transactions which involve a purchase obligation (or a purchase option that is reasonably certain, at inception, that will be exercised) and are therefore treated as a failed sale or merely a financing arrangement, and therefore are not within the scope of sale and leaseback accounting. In such cases the Company does not derecognize the corresponding leased vessels and continues to present these at their net book values within “Vessels and other fixed assets, net” on its consolidated balance sheets, while the financing liability is presented in “Lease financing” in the Company’s consolidated balance sheets. Depreciation attributable to the vessels that are subject to financing under sale and lease back transactions is included within “Depreciation” in the consolidated statements of operations while the corresponding interest expense on the lease financing arrangement is included within “Interest and finance costs” in the consolidated statements of operations. All of the Company’s lease financing agreements as of December 31, 2020 and 2021 were of this type. Please refer to Note 6 for the description of the nature of these lease financing agreements, general terms, covenants included, any variable payments, if any, as well as the purchase options and/or obligations they provide for.

C)	Other long term bareboat charter-in agreements that the Company from time to time may enter into which meet the transfer of ownership criterion under ASC 842 (either involve a purchase obligation or a purchase option that is reasonably certain, at inception, that will be exercised) and are therefore classified as finance leases. In such cases the Company recognizes a right-of-use asset for each bareboat charter-in vessel reflected within “Vessels and other fixed assets, net” and a corresponding lease liability being reflected within “Lease financing”. The amortization of the right-of-use asset attributable to this type of lease arrangements is included within “Depreciation” in the consolidated statement of operations while the corresponding interest expense on the lease financing is included within “Interest and finance costs” in the consolidated statement of operations. None of the Company’s bareboat charter-in agreements were of this type as of December 31, 2020 and 2021.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant accounting policies – (continued):

D)	Office rental arrangements that the Company enters into, which it has determined to be operating leases. The office spaces that the Company leases are mostly located in Greece, Cyprus and Singapore. Payments under these arrangements are fixed with no variable payments. The assets and liabilities recognized in respect of these agreements that correspond to the underlying rights and obligations are presented within “Operating leases, right-of-use assets” and “Operating lease liabilities” in the consolidated balance sheets. The weighted average discount rate that is used for the recognition of these leases is the estimated annual incremental borrowing rate for this type of assets which is estimated at approximately 4%. The lease expenses attributable to these leases are recognized on a straight line basis over the lease term and are recorded in “General and Administrative expenses” in the consolidated statements of operations. These lease expenses were $352, $461 and $501 for the years ended December 31, 2019, 2020 and 2021, respectively and the carrying value of these assets and liabilities as of December 31, 2020 and 2021 amounted to $886 and $552, respectively.

The office rental payments required to be made after December 31, 2021, for the outstanding operating lease liabilities recognized on the balance sheet as described above, are as follows:

Twelve month periods ending	Amount
December 31, 2022	$306
December 31, 2023	204
December 31, 2024	42
December 31, 2025	–
December 31, 2026	–
December 31, 2027 and thereafter	–
Total office rent payments	$552

The weighted average remaining lease term of these office rent arrangements as of December 31, 2021 is 2.01 years.

y)             Derivatives & Hedging:

i)       Interest rate swaps and foreign currency exchange rates swaps:

The Company enters into derivative and from time to time into non-derivative financial instruments to manage risks related to fluctuations of interest rates and foreign currency exchange rates.

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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
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
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.        Significant accounting policies – (continued):

ii)       Forward Freight Agreements and Bunker Swaps:

In addition, when deemed appropriate from a risk management perspective, the Company takes positions in derivative instruments including forward freight agreements, or FFAs. Generally, FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates for the specified route and time period, as reported by an identified index, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. The vast majority of the FFAs are settled on a daily basis through reputable exchanges such as LCH, SGX or Nasdaq. FFAs are intended to serve as an economic hedge for the Company’s vessels that are being chartered in the spot market, effectively locking-in an approximate amount of revenue that the Company expects to receive from such vessels for the relevant periods. The Company measures the fair value of all open positions at each reporting date on this basis (Level 1). The Company’s FFAs do not qualify for hedge accounting and therefore gains or losses are recognized in the consolidated statements of operations under “(Gain)/Loss on forward freight agreements and bunker swaps, net.”

Also, when deemed appropriate from a risk management perspective, the Company enters into bunker swap contracts to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. The Company’s bunker swaps are settled through reputable clearing houses, including LCH. The fair value of bunker swaps is the estimated amount that the Company would receive or pay to terminate the swaps at the reporting date (Level 1). The Company’s bunker swaps do not qualify for hedge accounting and bunker price differentials paid or received under the swap agreements are recognized in the consolidated statements of operations under “(Gain)/Loss on forward freight agreements and bunker swaps, net”.

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

ab)            Share repurchases: The Company records the repurchase of its common shares at cost. Until their retirement these common shares are classified as treasury stock, which is a reduction to shareholders’ equity. Treasury shares are included in authorized and issued shares but excluded from outstanding shares.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.        Significant accounting policies – (continued):

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

3.       Transactions with Related Parties:

Transactions and balances with related parties are analyzed as follows:

Balance Sheet

	December 31, 2020	December 31, 2021
Due from related parties
Oceanbulk Maritime and its affiliates (d)	$426	$133
Interchart (a)	3	3
AOM (k)	–	52
Starocean (j)	34	34
Coromel Maritime Limited (l)	1	–
Product Shipping & Trading S.A.	17	20
Due from related parties	$481	$242

Due to related parties
Combine Marine Ltd. (c )	$–	$18
Management and Directors Fees (b)	252	159
Augustea Technoservices Ltd. and affiliates (f)	1,187	877
Iblea Ship Management Limited (h)	–	372
Due to related parties	$1,439	$1,426

Statements of Operations

	Years ended December 31,
	2019	2020	2021
Voyage revenues:
Voyage revenues - Eagle Bulk (m)	$–	$–	$1,461
Voyage expenses:
Voyage expenses-Interchart (a)	$(3,850)	$(3,780)	$(3,870)
Voyage expenses- Augustea Technoservices Ltd. and affiliates (f)	-	(95)	-
Voyage expenses - Hartree Marine Fuels LLC (q)	-	-	(9,566)
General and administrative expenses:
Consultancy fees (b)	$(655)	$(598)	$(535)
Directors compensation (b)	(179)	(179)	(183)
Office rent - Combine Marine Ltd. & Alma Properties (c)	(39)	(40)	(41)
General and administrative expenses - Oceanbulk Maritime and its affiliates (d)	(324)	(268)	(252)
Management fees:
Management fees- Augustea Technoservices Ltd. and affiliates (f)	$(6,564)	$(6,588)	$(6,472)
Management fees- Songa Shipmanagement Ltd. (g)	(32)	-	-
Management fees- Iblea Ship Management Limited (h)	-	-	(79)
Charter-in hire expenses:
Charter - in hire expenses - AOM (k)	$(2,589)	$(5,442)	$(4,069)
Charter - in hire expenses - Sydelle (i)	(5,505)	(540)	-
Charter - in hire expenses - Coromel (l)	(5,723)	(249)	-
Charter - in hire expenses - Eagle Bulk (m)	(1,908)	-	-

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

3.       Transactions with Related Parties – (continued):

a)	Interchart Shipping Inc. (or “Interchart”): The Company holds 33% of the total outstanding common shares of Interchart. The ownership interest was purchased in 2014 from an entity affiliated with family members of Company’s Chief Executive Officer. This investment is accounted for as an equity method investment and is presented within “Long term investment” in the consolidated balance sheets. The Company has entered into a services agreement with Interchart for chartering, brokering and commercial services for all of the Company’s vessels which from August 1, 2019 until October 1, 2021 provided for a monthly fee of $315 ($325 monthly fee for the remaining period in 2019) and then amended to increase the monthly fee to $345 until December 31, 2021.
b)	Management and Directors Fees: As of December 31, 2021, the Company was party to consulting agreements with companies owned and controlled by each one of its Chief Operating Officer and Co-Chief Financial Officers. Pursuant to the corresponding agreements, the Company is required to pay an aggregate base fee of $537 per year. Additionally pursuant to these agreements, these entities are entitled to receive an annual discretionary bonus, as determined by the Company’s Board of Directors in its sole discretion. In addition, non-employee directors of the Board of Directors receive an annual cash retainer of $15, each, the chairman of the audit committee receives a fee of $15 per year and each of the audit committee members receives a fee of $7.5. Lastly, each chairman of the other standing committees receives an additional $5 per year while each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.
c)	Office rent: On January 1, 2012, Starbulk S.A. entered into a lease agreement for office space with Combine Marine Ltd., a company controlled by Mrs. Milena - Maria Pappas and by Mr. Alexandros Pappas, both of whom are children of the Company’s Chief Executive Officer. The lease agreement provides for a monthly rental of €2,500 (approximately $2.9, using the exchange rate as of December 31, 2021, which was $1.14 per euro). Unless terminated by either party, the agreement will expire in January 2024. In addition, on December 21, 2016, Starbulk S.A., entered into a six year lease agreement for office space with Alma Properties, a company controlled by Mrs. Milena - Maria Pappas. The lease agreement provides for a monthly rental of €300 (approximately $0.3, using the exchange rate as of December 31, 2021, which was $1.14 per euro).

d)	Oceanbulk Maritime S.A. (or “Oceanbulk Maritime”): Oceanbulk Maritime is a ship management company controlled by Mrs. Milena-Maria Pappas. A company affiliated to Oceanbulk Maritime provides the Company certain financial corporate development services.
e)	Oaktree Shareholder Agreement: On July 11, 2014, the Company and Oaktree Dry Bulk Holding LLC (including affiliated funds, “Oaktree”), one of the Company’s major shareholders, entered into a shareholders agreement (the “Oaktree Shareholders Agreement”). Under the Oaktree Shareholders Agreement, Oaktree has the right to nominate four of the Company’s nine directors so long as it beneficially owns 40% or more of the Company’s outstanding voting securities. The number of directors able to be designated by Oaktree is reduced to three directors if Oaktree beneficially owns 25% or more but less than 40% of the Company’s outstanding voting securities, to two directors if Oaktree beneficially owns 15% or more but less than 25%, and to one director if Oaktree beneficially owns 5% or more but less than 15%. Oaktree’s designation rights terminate if it beneficially owns less than 5% of the Company’s outstanding voting securities. The three directors currently designated by Oaktree are Mr. Laibow and Mmes. Ralph and Men. Under the Oaktree Shareholders Agreement, with certain limited exceptions, Oaktree effectively cannot vote more than 33% of the Company’s outstanding common shares (subject to adjustment under certain circumstances).

f)	Augustea Technoservices Ltd. and affiliates: Following the completion of the acquisition of 16 operating dry bulk vessels (the “Augustea Vessels”) from entities affiliated with Augustea Atlantica SpA and York Capital Management in an all-share transaction (the “Augustea Vessel Purchase Transaction”) on August 3, 2018, the Company appointed Augustea Technoservices Ltd., an entity affiliated with certain of the sellers of the corresponding transaction and specifically with one of the Company’s directors, Mr. Zagari, as the technical manager of certain of its vessels.

g)	Songa Shipmanagement Ltd.: Following the completion of the acquisition of 15 operating dry bulk vessels (the “Songa Vessels”) from Songa Bulk ASA (“Songa”) (the “Songa Vessel Purchase Transaction”) on July 6, 2018, the Company appointed Songa Shipmanagement Ltd, an entity affiliated with certain of the sellers of the corresponding transaction and specifically with one of the Company’s directors, Mr. Blystad, as the technical manager of certain of its vessels. On March 31, 2019, the respective management agreement was terminated.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

 3.       Transactions with Related Parties - (continued):

h)	Iblea Ship Management Limited: In 2021 the Company appointed Iblea Ship Management Limited, an entity affiliated with one of the Company’s directors, Mr. Zagari, to provide certain management services to certain vessels, which previously were managed by Augustea Technoservices Ltd.

i)	Sydelle Marine Limited (or “Sydelle”) – Charter in Agreement: During 2019 and 2020, the Company entered into certain freight agreements with Sydelle, a company controlled by members of the family of the Company’s Chief Executive Officer, to charter-in its vessel.

j)	StarOcean Manning Philippines Inc. (or “Starocean”): The Company has 25% ownership interest in Starocean, a company that is incorporated and registered with the Philippine Securities and Exchange Commission, which provides crewing agency services. The remaining 75% interest is held by local entrepreneurs. This investment is accounted for as an equity method investment which as of December 31, 2020 and 2021 is $128 and $152, respectively, and is presented within “Long term investment” in the consolidated balance sheets.
k)	Augustea Oceanbulk Maritime Malta Ltd (or “AOM”): On September 24, 2019, the Company chartered-in the vessel AOM Marta, which is owned by AOM, an entity affiliated with Augustea Atlantica SpA and certain members of the Company’s Board of Directors. The agreed rate for chartering-in AOM Marta was index-linked, and she was redelivered to her owners on June 8, 2021.
l)	Coromel Maritime Limited (or “Coromel”): During 2019 and 2020, the Company entered into certain freight agreements with ship-owning company Coromel to charter-in its vessel. Coromel is controlled by family members of the Company’s Chief Executive Officer.
m)

Eagle bulk Pte. Ltd. (or “Eagle Bulk”): In 2019, the Company entered into two time charter agreements with Eagle Bulk to charter-in two of its vessels for a daily rate of $16.3 and $15.8, respectively for a period approximately of two months for each vessel. In addition, in 2021 Eagle Bulk chartered one of the Company’s vessels for a daily rate of $39.3 with the vessel having been redelivered to the Company before year end. Eagle Bulk is related to Oaktree, one of the Company’s major shareholders (please refer to e) above).

n)	Short Pool: During the second quarter of 2020, the Company together with Golden Ocean Group, Bocimar International NV and Oceanbulk International S.A (collectively the “Short Pool Members”) have agreed to enter into Contracts of Affreightment (“COAs”) with major miners and commodity traders to transport dry bulk commodities at fixed freight rates (the “Short Pool”). The Short Pool Members may use their own vessels or charter-in from the market to perform the COAs.
o)	Piraeus Bank S.A. (“Piraeus Bank”): On July 3, 2020, the Company entered into a loan agreement with Piraeus Bank for a loan of up to $50,350. In addition, during 2020 the Company entered into an interest rate swap agreement with Piraeus Bank (Note 17). Both the loan agreement and the interest swap agreement with Piraeus Bank were early terminated in September 2021. One of the Company’s independent members of the board of directors at that time was serving as executive member of Piraeus Bank. This director was not involved in the Company’s decisions with regards to the aforementioned loan and swap agreements.

p)	Capesize Chartering Ltd. (or “CCL Pool”): On December 30, 2020 a funding of $125 that the Company had provided to Capesize Chartering Ltd, or CCL Pool, was converted to equity with the Company holding 25% ownership interest of CCL Pool. The participation to CCL is accounted for as an equity method investment. The Company's initial investment of $125 in CCL Pool is presented within “Long-term investment” in the consolidated balance sheet as of December 31, 2021. The Company’s subsequent share of results is insignificant at December 31, 2020 and 2021.

q)	Hartree Partners, LP: During the year ended December 31, 2021 the Company acquired bunkers from Hartree Partners, LP, an entity controlled by Oaktree Capital Management LP, the Company’s largest shareholder (please refer to e) above).

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

4.       Inventories:

The amounts shown in the consolidated balance sheets are analyzed as follows:

	December 31, 2020	December 31, 2021
Lubricants	$11,877	$12,522
Bunkers	35,417	62,555
Total	$47,294	$75,077

5.       Vessels and other fixed assets, net:

The amounts in the consolidated balance sheets are analyzed as follows:

	Cost	Accumulated depreciation	Net Book Value
Balance, December 31, 2019	$3,475,996	$(510,469)	$2,965,527
- Acquisitions, improvements and other vessel costs	53,885	-	53,885
- Depreciation for the period	-	(142,293)	(142,293)
Balance, December 31, 2020	$3,529,881	$(652,762)	$2,877,119
- Acquisitions, improvements and other vessel costs	288,559	-	288,559
- Depreciation for the period	-	(152,640)	(152,640)
Balance, December 31, 2021	$3,818,440	$(805,402)	$3,013,038

As of December 31, 2021, 88 of the Company’s 128 vessels, having a net carrying value of $2,135,408, were subject to first-priority mortgages as collateral to their loan facilities (Note 7). Title of ownership is held by the relevant lenders for another 35 vessels with a carrying value of $818,845 to secure the relevant sale and lease back financing transactions (Note 6). In addition, certain of the Company’s vessels having a net carrying value of $616,578 are subject to second-priority mortgages as collateral to certain of the Company’s loan facilities (Note 7).

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

5.       Vessels and other fixed assets, net - (continued):

Vessels acquired/delivered during the year ended December 31, 2020 and 2021:

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

On December 17, 2020, the Company entered into a definitive agreement with entities affiliated with E.R. Capital Holding GmbH & Cie. KG, pursuant to which the Company agreed to acquire three Capesize drybulk vessels, Star Marilena, Star Bueno and Star Borneo, (“E.R. Acquisition Vessels”). The E.R. Acquisition Vessels are retrofitted with exhaust gas cleaning systems. The acquisition was concluded with the delivery of the vessels to the Company on January 26, 2021. Consideration for the acquisition was payable in the form of $39,000 in cash and 2,100,000 of the Company’s common shares, which shares were issued on January 26, 2021 to E.R. Schiffahrt GmbH & Cie. KG. The cash consideration was financed through proceeds received from the loan agreement that the Company entered into with SEB $39,000 Facility (Note 7).

On February 2, 2021, the Company entered into an agreement with Eneti Inc. (NYSE: NETI), formerly known as Scorpio Bulkers Inc., and certain other parties to acquire seven vessels, consisting of three Ultramax vessels,  Star Athena (ex- SBI Pegasus),  Star Bovarius (ex- SBI Ursa) and  Star Subaru (ex- SBI Subaru), and four Kamsarmax vessels,  Star Capoeira (ex- SBI Capoeira),  Star Carioca (ex- SBI Carioca),  Star Lambada (ex- SBI Lambada) and  Star Macarena (ex- SBI Macarena), (the “Eneti Acquisition Vessels”) by assuming the outstanding lease obligations of the Eneti Acquisition Vessels (Note 6).

As consideration for this transaction the Company agreed to issue to Eneti Inc. 3,000,000 newly issued common shares of the Company. To facilitate the issuance of these common shares, the Company issued to Eneti Inc. a warrant to purchase up to 3,000,000 of the Company’s common shares (the “Eneti Warrant”). The Eneti Warrant was issued on February 2, 2021 and, subject to its terms and conditions, was agreed to be exercised at an exercise price of $0.01 per share in connection with the delivery date of each of the Eneti Acquisition Vessels. Six out of seven vessels were delivered to the Company on March 16, 2021 on which date the warrant was partially exercised with the Company issuing 2,649,203 of its common shares and assuming the outstanding lease obligations attributable to these six vessels (Note 6). The seventh and final vessel, the Star Athena (ex- SBI Pegasus), was delivered to the Company on May 19, 2021, upon which the remaining 350,797 common shares were issued and the Company assumed the vessel’s then outstanding lease obligations (Note 6).

Lastly, on March 3, 2021 the Company entered into a definitive agreement with a third party to acquire two eco type resale 82,000 dwt Kamsarmax vessels (the “Kamsarmax Resale Vessels”) at a price of $55,000 in aggregate. On May 25, 2021 and June 16, 2021, the Star Elizabeth and the Star Pavlina, respectively, the two Kamsarmax Resale Vessels, were delivered to the Company directly from YAMIC yard (a joint venture between Mitsui and New Yangzijiang).

Impairment Analysis

In connection with the sale of Star Gamma and Star Anna, in 2019, the Company recognized an aggregate impairment loss of $3,411.

In light of the economic downturn and the prevailing conditions in the shipping industry, as of December 31, 2020 and 2021, as part of the Company’s annual impairment analysis, the Company examined its operating vessels whose carrying value was above its market value. This analysis for both years 2020 and 2021 did not result in any impairment charges.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

6.             Lease financing:

New financing through bareboat leases during the year ended December 31, 2021:

On the delivery date of each Eneti Acquisition Vessel to the Company (Note 5), a tripartite novation agreement between China Merchants Bank Leasing (“CMBL”), Eneti Inc. and the Company was executed, which resulted in an increase of the Company’s lease financing obligations by $96,101 in 2021, taking into account an amount of $500 per vessel that was paid by the Company to the lessors as security for its obligations which amount will progressively be released until May 2025. Pursuant to the terms of each bareboat charter, the Company pays CMBL a fixed bareboat charter hire rate in quarterly installments plus interest and has options to purchase each vessel starting on May 2022, at a pre-determined, amortizing purchase price which is considered to be at significantly lower level compared to the expected fair value of each vessel at any date between May 2022 and the expiration of the bareboat charter term, on May 2026.

Pre- existing financing through bareboat leases:

On August 27, 2020, the Company entered into sale and leaseback agreements with CMBL for the vessels Laura, Idee Fixe, Roberta, Kaley, Diva, Star Sirius and Star Vega. On August 28 and August 31, 2020, the Company received an aggregate amount of $82,764, in connection with the finalization of the sale and leaseback transactions of the aforementioned vessels, except for the vessel Diva, which transaction was finalized on November 17, 2020 and in connection with which the Company received an additional amount of $7,236. The amounts received were used to pay the remaining amounts of i) $51,060 under the previous lease agreements for the first four vessels and ii) $24,630 under the then existing loan with DNB (the “DNB $310,000 Facility”) for the remaining three vessels. The lease terms are for five years and pursuant to the terms of each bareboat charter, the Company pays CMBL a fixed bareboat charter hire rate in quarterly installments plus interest and has options to purchase each vessel starting on the first anniversary of such vessel’s delivery to the Company, at a pre-determined, amortizing purchase price.

On September 3, 2020, the Company entered into an agreement to sell Star Lutas to SK Shipholding S.A. and simultaneously entered into a seven-year bareboat charter for the vessel. Pursuant to the terms of the bareboat charter, the Company pays a daily bareboat charter hire rate monthly plus interest, and the Company has an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to the Company at a pre-determined, amortizing purchase price. The Company also has an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $7,441. The amount of $16,000 received under the agreement on September 18, 2020, was used to pay the vessel’s remaining amount of $9,258 under the then existing loan agreement.

On September 21, 2020, the Company entered into sale and leaseback agreements with SPDB Financial Leasing Co. Ltd for the vessels Mackenzie, Kennadi, Honey Badger, Wolverine and Star Antares. In September 2020, an aggregate amount of $76,500 was received pursuant to the five sale and leaseback agreements, which was used to pay the remaining amount of $47,782 under the then existing loan agreement. The lease terms are for eight years and pursuant to the terms of each bareboat charter, the Company pays a fixed bareboat charter hire rate in quarterly installments plus interest and has options to purchase each vessel starting on the third anniversary of such vessel’s delivery to the Company, at a pre-determined, amortizing purchase price while it has an obligation to purchase each vessel at the expiration of the bareboat term at a purchase price ranging from $7,776 to $7,916.

On September 25, 2020, the Company entered into sale and leaseback agreements with ICBC Financial Leasing Co., Ltd. (the “ICBC”) for the vessels Gargantua, Goliath and Maharaj. An aggregate amount of $93,150 was received on September 29, 2020, pursuant to the three sale and leaseback agreements, which was used to pay the remaining amount of $64,478 for the respective vessels under the DNB $310,000 Facility. The lease terms are for 10 years and pursuant to the terms of each bareboat charter, the Company pays a fixed bareboat charter hire rate in quarterly installments plus interest and has options to purchase each vessel starting on the third anniversary of such vessel’s delivery to the Company, at a pre-determined, amortizing purchase price while it has an obligation to purchase each vessel at the expiration of the bareboat term at a purchase price of $14,000.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

6.	Lease financing-(continued):

Pre- existing financing through bareboat leases-(continued):

On March 29, 2019, the Company entered into an agreement to sell Star Pisces to SK Shipholding S.A. and simultaneously entered into a seven-year bareboat charter for the vessel. Pursuant to the terms of the bareboat charter, the Company pays a daily bareboat charter hire rate monthly plus interest, and the Company has an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to the Company at a pre-determined, amortizing purchase price. The Company also has an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $7,628. The amount of $19,125 provided under the agreement which was concluded in April 2019, was used to pay the remaining amount of $11,671 under the then existing loan agreement.

On May 22, 2019, the Company entered into an agreement to sell Star Libra to Ocean Trust Co. Ltd. and simultaneously entered into a seven-year bareboat charter for the vessel. Pursuant to the terms of the bareboat charter, the Company pays a daily bareboat charter hire rate quarterly plus interest, and the Company has an option to purchase the vessel at any time after the vessel’s delivery to the Company at a pre-determined, amortizing purchase price. The Company also has an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $18,107. The amount of $33,950 provided under the agreement which was concluded in July 2019, was used to pay the remaining amount under the previous lease agreement for Star Libra.

On July 10, 2019, the Company entered into an agreement to sell Star Challenger to Kyowa Sansho Co. Ltd. and simultaneously entered into an eleven-year bareboat charter party contract for the vessel. Pursuant to the terms of the bareboat charter, the Company pays a daily bareboat charter hire rate monthly plus a variable amount and the Company has an option to purchase the vessel starting on the third anniversary of vessel’s delivery to the Company at a pre-determined, amortizing purchase price. The Company also has an obligation to purchase the vessel at the expiration of the bareboat term. The amount of $15,000 provided under the agreement was used to pay the remaining amount of approximately $10,874 under the then existing loan agreement.

In order to finance the cash portion of the consideration for the acquisition of 11 vessels from Delphin Shipping LLC, in July 2019, the Company entered, for each of the subject vessels, into an agreement to sell each such vessel and simultaneously entered into a seven-year bareboat charter party contract with affiliates of CMBL for each vessel upon its delivery from Delphin. CMBL agreed to provide an aggregate finance amount of $91,431. Pursuant to the terms of each bareboat charter, the Company pays CMBL a fixed bareboat charter hire rate in quarterly installments plus interest. Under the terms of the bareboat charters, the Company has options to purchase each vessel starting on the first anniversary of such vessel’s delivery to the Company, at a pre-determined, amortizing purchase price, while it has an obligation to purchase each vessel at the expiration of the bareboat term at a purchase price ranging from $975 to $3,379. In addition, CMBL provided an additional aggregate amount of $15,000, under the aforementioned bareboat charters which was used to finance the acquisition and installation of scrubber equipment for the respective vessels. Total amount was received during the second and third quarter of 2020 and will be repaid in 12 equal quarterly installments plus interest. In December 2021, the Company repaid the outstanding amounts of $19,222 for three out of the 11 vessels.

In December 2018, the Company sold and simultaneously entered into a bareboat charter party contract with an affiliate of Kyowa Sansho to bareboat charter the vessel Star Fighter for ten years. Pursuant to the terms of the bareboat charter, the Company pays a daily bareboat charter hire rate payable monthly plus a variable amount. Under the terms of the bareboat charter, the Company has an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to the Company at a pre-determined, amortizing purchase price, while it has an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $2,450. The amount of $16,125 provided under the respective agreement was used to pay the remaining amount of approximately $11,958 under the then existing loan agreement.

Some of the Company’s bareboat lease agreements contain financial covenants similar to those included in the Company’s credit facilities described in detail in Note 7 below.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

6.        Lease financing - (continued):

All of the Company’s lease financing agreements, described above, contain purchase options during their terms, at pre-determined amortizing purchase prices, and/or purchase obligations at the expiration of their terms, at fixed prices, which , at the time of recognition were considered to be at significantly lower levels compared to the expected fair value of each vessel at that time. Based on applicable accounting guidance, such transactions are accounted for as financing arrangements and accordingly the Company presents the corresponding leased vessels at their net book values on its consolidated balance sheets in “ Vessels and other fixed assets, net”, while the financing liability is presented in “Lease financing” in the Company’s consolidated balance sheets. The corresponding interest expense of the Company’s bareboat lease financing activities is included within “Interest and finance costs” in the consolidated statements of operations (Note 7).

The principal payments required to be made after December 31, 2021, for the outstanding bareboat lease obligations recognized on the balance sheet as described above, are as follows:

Twelve month periods ending	Amount
December 31, 2022	$50,434
December 31, 2023	48,843
December 31, 2024	46,798
December 31, 2025	75,842
December 31, 2026	110,434
December 31, 2027 and thereafter	125,440
Total bareboat lease minimum payments	$457,791
Unamortized lease issuance costs	(5,318)
Total bareboat lease minimum payments, net	$452,473
Lease financing short term	50,434
Lease financing long term, net of unamortized lease issuance costs	402,039

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

7.       Long-term bank loans:

New Financing Activities during the year ended December 31, 2021

(i) SEB $39,000 Facility:

On January 22, 2021, the Company entered into a loan agreement with Skandinaviska Enskilda Banken AB (SEB), (the “SEB $39,000 Facility”), for the financing of an amount of $39,000. The amount was drawn on January 25, 2021 and used to finance the cash consideration for the E.R. Acquisition Vessels (Note 5), which were delivered to the Company on January 26, 2021. The facility is repayable in 20 equal quarterly principal payments of $1,950 with the last installment due in January 2026. The SEB $39,000 Facility is secured by a first priority mortgage on the E.R. Acquisition Vessels.

(ii) NBG $125,000 Facility:

On June 24, 2021, the Company entered into an agreement with the National Bank of Greece for a term loan with one drawing in an amount of up to $125,000 (the “NBG $125,000 Facility”). On June 28, 2021, the amount of $125,000 was drawn under the NBG $125,000 Facility to refinance the outstanding amount of $98,505 under the DNB $310,000 Facility. The facility is repayable in 20 equal quarterly principal payments of $3,750 and a balloon payment of $50,000 payable together with the last installment due in June 2026.The NBG $125,000 Facility is secured by first priority mortgages on vessels Big Bang, Strange Attractor, Big Fish, Pantagruel , Star Nasia, Star Danai, Star Renee, Star Markella, Star Laura, Star Moira, Star Jennifer, Star Mariella, Star Helena, Star Maria, Star Triumph, Star Angelina and Star Gwyneth.

(iii) ING $210,600 Facility:

On August 19, 2021, the Company entered into an amended and restated facility agreement with ING Bank N.V., London Branch (ING) (the “ING $210,600 Facility”), in order to increase the financing by $40,000 and to include additional borrowers under the existing ING $170,600 Facility (discussed below). The additional financing amount of $40,000 was available in two equal tranches and were drawn on August 23, 2021 in order to finance part of the acquisition cost of the vessels Star Elizabeth and Star Pavlina (Note 5). Each tranche is repayable in 20 consecutive quarterly principal payments of $294 plus a balloon payment of $14,118 due five years after their drawdown. ING $210,600 Facility, is secured also by a first priority mortgage on the additional vessels Star Elizabeth and Star Pavlina.

(iv) DNB $107,500 Facility:

On September 28, 2021, the Company entered into an agreement with the DNB Bank ASA for a term loan with one drawing in an amount of up to $107,500 (the “DNB $107,500 Facility”). On September 29, 2021, the maximum amount was drawn and used to refinance the aggregate outstanding amount of $85,798 under the then existing facilities with (i) Credit Agricole Corporate and Investment Bank (the “Credit Agricole $43,000 Facility”), (ii) Piraeus Bank (the “Piraeus Bank $50,350 Facility”) and (iii) Bank of Tokyo (the “Bank of Tokyo Facility”). The facility is repayable in 20 equal quarterly principal payments of $3,707 and a balloon payment of $33,362 payable together with the last installment due in September 2026. The DNB $107,500 Facility is secured by first priority mortgages on the vessels Star Luna, Star Astrid, Star Genesis, Star Electra, Star Glory Star Monica, Star Borealis and Star Polaris.

(v) ABN AMRO $97,150 Facility:

On October 27, 2021, the Company entered into an agreement with the ABN AMRO Bank N.V, for a loan facility of up to $97,150 (the “ABN AMRO $97,150 Facility”). The amount of $97,150 was drawn on October 29, 2021 and was used to refinance the outstanding amount of $89,850 under the then existing facility with Citibank N.A., London Branch (the “Citi $130,000 Facility”). The ABN AMRO $97,150 Facility was available in two tranches, one of $68,950 which is repayable in 20 equal quarterly principal payments of $2,250 and a balloon payment of $23,950 payable together with

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

7.       Long-term bank loans- (continued):

New Financing Activities during the year ended December 31, 2021 – (continued)

the last installment due in October 2026 and one of $28,200 which is repayable in 12 equal quarterly principal payments of $2,350, maturing in October 2024. The ABN AMRO $97,150 Facility is secured by a first priority mortgage on the vessels Star Pauline, Star Angie, Star Sophia, Star Georgia, Star Kamila, Star Nina, Star Eva, Star Paola, Star Aphrodite, Star Lydia and Star Nicole.

(vi) Credit Agricole $62,000 Facility:

On October 29, 2021, the Company entered into a loan agreement with Credit Agricole Corporate and Investment Bank (the “Credit Agricole $62,000 Facility”) for the financing of an aggregate amount of $62,000, to refinance the aggregate outstanding amount of $49,391 under the then existing loan agreements with Alpha Bank S.A. (the “Alpha Bank $35,000 Facility”) and BNP Paribas (the “BNP Facility”) and to prepay an amount of $1,999 under the Attradius Facility (discussed below), in connection with the vessels Star Despoina and Star Piera. The amount of $62,000 was drawn on November 2, 2021, and is repayable in 20 quarterly installments of which the first three will be of $3,000 and the following 17 of $2,600 and a balloon payment of $8,800, payable together with the last installment due in November 2026. The Credit Agricole $62,000 Facility is secured by the vessels Star Martha, Star Sky, Stardust, Star Despoina and Star Piera.

Pre - Existing Loan Facilities

i) HSBC Working Capital Facility:

On February 6, 2020, the Company entered into a loan agreement with HSBC France for a revolving facility of an amount of up to $30,000 (the “HSBC Working Capital Facility”), in order to finance working capital requirements. Each advance provided under the HSBC Working Capital Facility is repayable within 90 days from its drawdown. The agreement is secured by second priority mortgage on the eight vessels which secure the HSBC $80,000 Facility. As of December 31, 2021 the whole amount is available to the Company under this facility. The facility is subject to annual renewals from the lender with the last being effective until February 2022 and no further renewal took place. The whole amount was available to the Company as of December 31, 2020 and 2021, respectively, and therefore no outstanding balance has been included in the consolidated balance sheets in respect of this short term working capital facility.

ii) DSF $55,000 Facility

On March 26, 2020, the Company entered into a loan agreement with Danish Ship Finance A/S (the “DSF $55,000 Facility”) for the financing of an amount of up to $55,000. The facility was available in two tranches of $27,500 each, both of which were drawn on March 30, 2020 and used to refinance the outstanding amounts under the lease agreements of the vessels Star Eleni and Star Leo. Each tranche is repayable in 10 consecutive, semi-annual principal payments of $1,058 and a balloon payment of $16,923 payable simultaneously with the last installment, which is due in April 2025. The DSF $55,000 Facility is secured by a first priority mortgage on the two vessels. In addition, in April 2020, the Company elected to exercise its option under the DSF $55,000 Facility to convert the floating part of the interest rate linked to US LIBOR, to a fixed rate of 0.581% per annum for a period of three years starting from July 1, 2020.

iii) ING $170,600 Facility

On July 1, 2020, the Company entered into an amended and restated facility agreement with ING the “ING 170,600 Facility”, in order to increase the financing by $70,000 and to include additional borrowers under the existing ING $100,600 Facility. The additional financing amount of $70,000 was available in six tranches, all of which were drawn on July 6, 2020, and used to refinance all outstanding amounts under the lease agreements with CMBL of the vessels Star Claudine, Star Ophelia, Star Lyra, Star Bianca, Star Flame and Star Mona. Each tranche is repayable in 24 equal consecutive quarterly principal payments. Under the ING $100,600 Facility as last amended and restated on March 28, 2019, the following financing amounts have also been drawn: i) in October 2018, two tranches of $22,500 each, which are repayable in 28 equal consecutive quarterly installments of $469 and a balloon payment of $9,375 payable together with the last installment and was used to refinance the outstanding amount under the then existing loan agreement of the vessels Peloreus and Leviathan, ii) in July 2019, two tranches of $1,400 each, which are repayable in 16 equal consecutive quarterly installments of $88 each, and was used to finance the acquisition and installation of scrubber equipment for the vessels Peloreus and Leviathan, iii) in March 2019 and April 2019 two tranches of $32,100 and $17,400, respectively, which are repayable in 28 equal consecutive quarterly principal payments of $535 and $311, plus a balloon payment of $17,120 and $8,700, respectively, for each of the two vessels, both due in seven years after the drawdown date, and was used to refinance the outstanding amounts under the then existing lease agreements of the vessels Star Magnanimus and Star Alessia, and iv) in May 2019 and November 2019, two tranches of $1,400 each, which are repayable in 16 equal consecutive quarterly installments of $88 each, and used to finance the acquisition and installation of scrubber equipment for the vessels Star Magnanimus and Star Alessia. The ING $170,600 Facility is secured by a first priority mortgage on the vessels Peloreus, Leviathan, Star Magnanimus, Star Alessia, Star Claudine, Star Ophelia, Star Lyra, Star Bianca, Star Flame and Star Mona.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

7.       Long-term bank loans- (continued):

Pre - Existing Loan Facilities – (continued)

iv) NTT $17,600 Facility

On July 10, 2020, the Company entered into a loan agreement with a wholly owned subsidiary of NTT Finance Corporation for an amount of $17,600 (the “NTT $17,600 Facility”). The amount was drawn on July 20, 2020 and used to refinance the outstanding amount under the lease agreement with CMBL of the vessel Star Calypso. The facility is repayable in 20 quarterly principal payments of $476 and a balloon payment of $8,086, which is due in July 2025. The NTT $17,600 Facility is secured by first priority mortgage on the aforementioned vessel.

v) CEXIM $57,564 Facility

On December 1, 2020, the Company entered into a loan agreement with China Export-Import Bank for an amount of $57,564 (the “CEXIM $57,564 Facility”) which was drawn in four tranches in late December 2020 and used to refinance (i) the outstanding amount of $41,982, in aggregate, of the vessels Star Gina 2GR, Star Charis and Star Suzanna under the DNB $310,000 Facility and (ii) the outstanding amount under the lease agreement with CMBL of the vessel Star Wave . The first two tranches for Star Wave of $13,209 and for Star Gina 2GR of $26,175, are repayable in 32 equal quarterly installments of $330 and $654 and a balloon payment of $2,642 and $5,235, respectively, due in December 2028. The remaining two tranches of $9,090 each, for Star Charis and Star Suzanna, are repayable in 32 equal quarterly installments. The facility matures in December 2028 and is secured by first priority mortgages on the four aforementioned vessels.

vi) SEB Facility:

On January 28, 2019, the Company entered into a loan agreement with Skandinaviska Enskilda Banken AB (SEB), (the “SEB Facility”), for the financing of an amount of up to $71,420. The facility was available in four tranches. The first two tranches of $32,825, each, were drawn on January 30, 2019 and used together with cash on hand to refinance the outstanding amounts under the then existing lease agreements of the vessels Star Laetitia and Star Sienna. Each tranche matures six years after the drawdown date and is repayable in 24 consecutive, quarterly principal payments of $677 for each of the first 10 quarters and of $524 for each of the remaining 14 quarters, and a balloon payment of $18,723, payable simultaneously with the last quarterly installment, which is due in January 2025. Two tranches of $1,260 each, were drawn in September 2019 and March 2020 and were used to finance the acquisition and installation of scrubber equipment for the respective vessels. Both tranches are repayable in 12 equal consecutive quarterly installments. The SEB Facility is secured by a first priority mortgage on the two vessels.

vii) E SUN Facility:

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

viii) Atradius Facility:

On February 28, 2019, the Company entered into a loan agreement with ABN AMRO Bank N.V. (the “Atradius Facility”) for the financing of an amount of up to $36,645, which was used to finance the acquisition and installation of scrubber equipment for 42 vessels. The financing is credit insured (85%) by Atradius Dutch State Business N.V. of the Netherlands (the “Atradius”). During 2019, three tranches of $33,311 in aggregate were drawn and the last tranche of $3,331 was drawn in January 2020. In September 2021, the Company prepaid an amount of $1,999, in connection with the vessels Star Despoina and Star Piera (described above) and the remaining six semi-annual installments were amended to $3,331, with the last installment due in June 2024. The facility is secured by a second-priority mortgage on 20 vessels of the Company’s fleet.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

7.       Long-term bank loans- (continued):

Pre - Existing Loan Facilities – (continued)

ix) Citibank $62,600 Facility:

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

x) CTBC Facility:

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

xi) NTT Facility:

On July 31, 2019, the Company entered into a loan agreement with a wholly owned subsidiary of NTT Finance Corporation (the “NTT Facility”), for an amount of $17,500. The amount was drawn in August 2019 and was used to refinance the outstanding amount of $11,161 of the vessel Star Aquarius under the then existing loan agreement. The facility is repayable in 27 quarterly principal payments of $313 and a balloon payment of $9,063, which is due in August 2026. The NTT Facility is secured by first priority mortgage on the vessel Star Aquarius.

xii) CEXIM $106,470 Facility:

On September 23, 2019, the Company entered into a loan agreement with China Export-Import Bank (the “CEXIM $106,470 Facility”) for an amount of $106,470, which was used to refinance the outstanding amounts under the then existing lease agreements of the vessels Katie K, Debbie H and Star Ayesha. The facility was available in three tranches of $35,490 each, which were drawn in November 2019 and are repayable in 40 equal consecutive quarterly installments of $739 and a balloon payment of $5,915 payable together with the last installment. The CEXIM $106,470 Facility is secured by first priority mortgages on the three aforementioned vessels.

xiii) HSBC $80,000 Facility:

On September 26, 2018, the Company entered into a loan agreement with HSBC Bank plc (the “HSBC $80,000 Facility”) to refinance the aggregate outstanding amount of $74,647 under two of the then existing loan agreements. The amount of $80,000 was drawn on September 28, 2018. During 2019, an amount of $7,505 in aggregate, was prepaid in connection with the sale of two vessels under the HSBC $80,000 Facility and the quarterly installments were amended to $2,140 and the final balloon payment, which is payable together with the last installment in August 2023, was amended to $29,095. As of December 31, 2021, the facility is secured by the vessels Kymopolia, Mercurial Virgo, Pendulum, Amami, Madredeus, Star Emily, Star Omicron, and Star Zeta.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

7.       Long-term bank loans - (continued):

Pre - Existing Loan Facilities – (continued)

xiv)       ABN $115,000 Facility:

On December 17, 2018, the Company entered into a loan agreement with ABN AMRO Bank (the “ABN $115,000 Facility”), for an amount of up to $115,000 available in four tranches. The first and the second tranches of $69,525 and $7,900, respectively, were drawn on December 20, 2018. The first tranche was used to refinance the then existing indebtedness of the vessels Star Virginia, Star Scarlett, Star Jeannette and Star Audrey and the second was used to partially finance the acquisition cost of Star Bright . The first and the second tranche are repayable in 20 equal quarterly installments of $1,705 and $282 respectively, and balloon payments are due in December 2023 along with the last installment in an amount of $35,428 and $2,260, respectively. The remaining two tranches of $17,875 each, were drawn in January 2019 and were used to partially finance the acquisition cost of Star Marianne and Star Janni. Each of the third and the fourth tranche is repayable in 19 equal quarterly installments of $672 and balloon payment in December 2023 along with the last installment in an amount of $5,114. The loan is secured by a first priority mortgage on the vessels Star Virginia, Star Scarlett, Star Jeannette, Star Audrey, Star Bright, Star Marianne and Star Janni.

Redemption 8.30% 2022 Notes:

On November 9, 2017, the Company completed a public offering of $50,000 aggregate principal amount of senior unsecured notes due in 2022 (the “2022 Notes”). The 2022 Notes were not guaranteed by any of the Company’s subsidiaries and bore interest at a rate of 8.30% per year, payable quarterly in arrears on the 15th day of February, May, August and November commencing on February 15, 2018. The 2022 Notes would mature on November 15, 2022, however on July 30, 2021, the Company redeemed all of its outstanding Notes, for 100% of the outstanding principal amount, or $50,000, plus accrued and unpaid interest up to but not including the redemption date as prescribed in the indenture governing the 2022 Notes.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

7.       Long-term bank loans - (continued):

All of the Company’s aforementioned facilities are secured by a first-priority ship mortgage on the financed vessels under each facility (one of the facilities is secured by second-priority ship mortgage) and general and specific assignments and guaranteed by Star Bulk Carriers Corp.

Credit Facilities Covenants:

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

Furthermore, the Company’s credit facilities contain financial covenants requiring the Company to maintain various financial ratios, including among others:

•	a minimum percentage of vessel value to secured loan amount (security cover ratio or “SCR”);
•	a maximum ratio of total liabilities to market value adjusted total assets;
•	a minimum liquidity; and
•	a minimum market value adjusted net worth.

As of December 31, 2020 and 2021, the Company was required to maintain minimum liquidity, not legally restricted, of $58,000 and $64,000, respectively, which is included within “Cash and cash equivalents” in the consolidated balance sheets. In addition, as of December 31, 2020 and 2021, the Company was required to maintain minimum liquidity, legally restricted, of $12,320 and $22,986, respectively, which is included within “Restricted cash” current and non-current, in the consolidated balance sheets.

As of December 31, 2021, the Company was in compliance with the applicable financial and other covenants contained in its bank loan agreements and lease financings described in Note 6.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

7.       Long-term bank loans - (continued):

The weighted average interest rate (including the margin) related to the Company’s debt (including 2022 Notes until their redemption date) and lease financings for the years ended December 31, 2019, 2020 and 2021 was 5.28%, 3.63% and 2.94%, respectively. The commitment fees incurred during the years ended December 31, 2019, 2020 and 2021, with regards to the Company’s unused amounts under its credit facilities were $806, $65 and $93, respectively. There are no undrawn portions as of December 31, 2021, other than the available amount under the HSBC Working Capital Facility. The principal payments required to be made after December 31, 2021, are as follows:

Twelve month periods ending	Amount
December 31, 2022	$156,701
December 31, 2023	229,392
December 31, 2024	203,988
December 31, 2025	197,233
December 31, 2026	246,580
December 31, 2027 and thereafter	66,214
Total Long term bank loans	$1,100,108
Unamortized loan issuance costs	(10,853)
Total Long term bank loans, net	$1,089,255
Current portion of long term bank loans	156,701
Long term bank loans, net of current portion and unamortized loan issuance costs	932,554

All of the Company’s bank loans and applicable lease financings bear interest at LIBOR plus a margin, except for DSF $55,000 Facility described above. The amounts of “Interest and finance costs” included in the consolidated statements of operations are analyzed as follows:

	Years ended December 31,
	2019	2020	2021
Interest on financing agreements	$81,393	$58,379	$45,453
Less: Interest capitalized	(1,018)	–	–
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other Comprehensive Income (Note 17)	–	848	2,351
Amortization of debt (loan, lease & notes) issuance costs	5,590	7,815	6,511
Other bank and finance charges	1,652	2,513	1,721
Interest and finance costs	$87,617	$69,555	$56,036

In connection with the prepayments described above and of lease financings, discussed in Note 6, following the sale of mortgaged vessels and the refinancing of certain credit facilities, during the years ended December 31, 2019, 2020 and 2021, $1,229, $3,701 and $3,612 , respectively, of unamortized debt issuance costs were written off. In addition, during the years ended December 31, 2019, 2020 and 2021, $2,297, $1,223 and $388 of expenses were incurred in connection with the aforementioned prepayments. All aforementioned amounts are included under “Loss on debt extinguishment” in the consolidated statements of operations.

Also in connection with the prepayments described above the Company early terminated certain of its interest rate swaps (Note 17) and the Company received an amount of $307 in aggregate, representing the valuation of the interest rate swaps on the termination date. Lastly, upon the de-designation of an interest rate swap, an amount of $436 representing the cumulative gain on the hedging instrument on the de-designation date, previously recognized in equity was written off, provided that the forecasted transactions associated with this hedge were no longer probable since the corresponding loan was fully prepaid. Both aforementioned amounts are included under “Loss on debt extinguishment” in the consolidated statement of operations for the year ended December 31, 2021.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Preferred, Common Shares and Additional paid in capital:

Preferred Shares: Star Bulk is authorized to issue up to 25,000,000 preferred shares, $0.01 par value with such designations, as voting, and other rights and preferences, as determined by the Board of Directors. As of December 31, 2020 and 2021 the Company had not issued any preferred shares.

Common Shares: As per the Company’s Amended and Restated Articles of Incorporation, Star Bulk is authorized to issue up to 300,000,000 registered common shares, par value $0.01 per share.

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

Pursuant to this share repurchase program, during the twelve month period ended December 31, 2019, the Company repurchased 1,020,000 shares from a non-related party shareholder in a private transaction at a price of $8.40 per share, for an aggregate consideration of $8.6 million and 1,579,195 shares in open market transactions at an average price of $7.49 for an aggregate consideration of $11,831. The repurchased shares were cancelled and removed from the Company’s share capital as of December 31, 2019.

In January 2019, the Company issued 999,336 common shares in connection with the acquisition of Star Janni and Star Marianne.

During the year ended December 31, 2019, the Company issued 4,503,370 shares to Delphin Shipping LLC in connection with the acquisition of 11 dry bulk vessels.

During the year ended December 31, 2019, the Company issued 883,700 shares to the Company’s directors and employees in connection with its equity incentive plans (Note 10). On November 20, 2019, the Company’s Board of Directors declared a cash dividend of $4,804 (or $0.05 per common share) for the third quarter of 2019, in line with the dividend policy established in November 2019. The total dividend amount was paid in December 2019.

During the year ended December 31, 2020, the Company issued 1,073,490 shares to the Company’s directors and employees in connection with its equity incentive plans (Note 10). In addition, within 2020 the Company paid a cash dividend of $ 4,804 (or $0.05 per common share) for the fourth quarter of 2019, in line with the dividend policy established in November 2019.

On August 5, 2021, the Board of Directors authorized a new share repurchase program of up to an aggregate of $50.0 million. The terms and conditions of the program are substantially similar to the terms and conditions of the Company’s previous share repurchase program. During the year ended December 31, 2021, the Company repurchased 466,268 shares in open market transactions at an average price of $22.01 per share, for an aggregate consideration of $10.3 million. The repurchased shares were cancelled and removed from the Company’s share capital as of December 31, 2021.

As further discussed in Note 5, during the year ended December 31, 2021 the Company issued 2,100,000 and 3,000,000 of its common shares in connection with the delivery of the three E.R. Acquisition Vessels and the seven Eneti Acquisition Vessels, respectively. In addition, during the same period, the Company cancelled its 6,971 treasury shares.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Preferred, Common Shares and Additional paid in capital – (continued):

On June 24, 2021, OCM XL Holdings, L.P., a special purpose holding vehicle owned indirectly by certain funds and accounts managed by Oaktree Capital Management, L.P., the Company’s largest shareholder, completed an underwritten secondary sale of 2,382,775 common shares of the Company at a price of $22.00 per share. The Company did not sell any common shares and did not receive any proceeds as a result of this secondary sale.

On July 1, 2021, the Company entered into two “at the market” offering programs, one with Jefferies LLC (“Jefferies”) and one with Deutsche Bank Securities Inc. (“Deutsche Bank” and together with Jefferies, the “Sales Agents”). In accordance with the terms of each at-the-market sale agreement with Jefferies and Deutsche Bank, the Company may offer and sell a number of its common shares, having an aggregate offering price of up to $75,000 at any time and from time to time through each of the Sales Agents, as agent or principal. The Company intends to use the net proceeds from any sales under the two “at the market” offering programs for capital expenditures, working capital, debt repayment, funding for vessel and other asset or share acquisitions or for other general corporate purposes, or a combination thereof. As of December 31, 2021, no shares have been sold from the Company under either of the two offering programs.

During the year ended December 31, 2021, the Company issued 521,310 shares to the Company’s directors and employees in connection with its equity incentive plans (Note 10). In addition, pursuant to its dividend policy, the Company during the year ended December 31, 2021 declared a cash dividend of $230,473 (or $0.30, $0.70 & $1.25 per common share for the first, second and third quarters of 2021, respectively), out of which an amount of $233 remains outstanding as of December 31, 2021.

9.       Management fees:

The Company has engaged Ship Procurement Services S.A. (“SPS”), a third party company, to provide to its fleet certain procurement services. During the years ended December 2018 and 2019, the Company entered into the following management agreements with: i) Augustea Technoservices Ltd and Songa Shipmanegement Ltd to provide technical management to certain of its vessels, following the completion of the Augustea Vessel Purchase Transaction and Songa Vessel Purchase Transaction (Note 3) and ii) Equinox Maritime Ltd, Zeaborn GmbH & Co. KG and Technomar Shipping Inc to provide certain management services to certain of its vessels. During the first quarter of 2019, all management agreements with Songa Shipmanagement Ltd. were terminated. In addition, in 2021 the Company appointed Iblea Ship Management Limited to provide certain management services to certain vessels, which previously were managed by Augustea Technoservices Ltd (Note 3).Total management fees under the aforementioned management agreements in effect for the years ended December 31, 2019, 2020 and 2021, were $17,500, $18,405 and $19,489, respectively, and are included in “Management fees” in the consolidated statements of operations.

10.       Equity Incentive Plans:

On January 7, 2019, the Company’s Board of Directors and Compensation Committee established an incentive program for key employees, pursuant to which an aggregate of 4,000,000 restricted share units (each, a “RSU”), comprising of 10 tranches of 400,000 RSU each, would be issued. The fair value of each issuable share was determined based on the closing price of the Company’s common shares on the grant date, January 7, 2019. Each RSU would represent, upon vesting, a right for the beneficiary to receive one common share of the Company. The RSUs would be subject to the satisfaction of certain performance conditions, which would apply if the Company’s fleet performed better than the relevant dry bulk charter rate indices as reported by the Baltic Exchange (the “Indices”) during 2020 and 2021. The RSUs would start to vest if the Company’s fleet performed better than the Indices by at least $120,000, and would vest in increasing amounts if and to the extent the performance of the Company’s fleet exceeded the performance that would have been derived based on the Indices by up to an aggregate of $300,000. Subject to the vesting conditions being met on April 30, 2021 and April 30, 2022 (each, a “Vesting Date”) two million RSUs would vest on each Vesting Date, on tranches based on the level of performance, and the relevant common shares of the Company would be issued by the Company and distributed to the relevant beneficiaries as per the allocation of the Board of Directors. Any non-vested RSUs at the applicable Vesting Date would be cancelled. As of December 31, 2019, the Company took the view that only for one tranche of the RSUs which would vest on April 30, 2022, the likelihood of vesting met the “more likely than not” threshold under US GAAP and as a result amortization expense for these 400,000 RSUs of $1,235 was recognized and is included under “General and administrative expenses” in the consolidated statement of operations for the year ended December 31, 2019. During the year ended and as of December 31, 2020, the Company determined that the updated likelihood of vesting for any of the 4,000,000 RSUs did not meet a “more likely than not” threshold under US GAAP. As a result, the previously recognized expense of $1,235 was reversed in 2020 and is included under “General and administrative expenses” in the consolidated statement of operations for the year ended December 31, 2020.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

10.       Equity Incentive Plans - (continued):

On June 7, 2021, the Company’s Board of Directors amended the previously announced incentive program. The test metrics for the calculation of the underlying shares of the RSUs that would have been issued, the tranches and the vesting variables were eliminated. Instead, the incentive program provides for the issuance of shares and links this management performance incentive scheme with the savings from the price differential between High Sulfur Fuel Oil / Low Sulfur Fuel Oil gained on the scrubber fitted vessels of the Company’s fleet and is calculated on an annual basis (“Bunker Benefit”). In particular, the threshold requirement above which the amended program is triggered is increased to $250.0 million of cumulative Bunker Benefit (instead of the previous threshold of $120.0 million Indices outperformance). Upon the satisfaction of the above new threshold, the Board of Directors shall award a percentage ranging between 5%-10%, at its discretion, of the annual Bunker Benefit, the value of which will be reflected in actual shares to key employees. The duration of the program was also extended from April 2022 to the end of 2024. The Company estimated the intrinsic value of the award basis December 31, 2021 VLSFO-HSFO spread and assuming 5% of scrubber savings to be awarded by the Board of Directors, and as a result an amount of $1,190 was recognized as of that date and is included under “General and administrative expenses” in the consolidated statement of operations for the year ended December 31, 2021.

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

 On May 25, 2020, the Company’s Board of Directors adopted the 2020 Equity Incentive Plan (the “2020 Plan”) and reserved for issuance 1,100,000 common shares thereunder. On the same date, all of the 1,100,000 restricted common shares were granted to certain of the Company’s directors, officers and employees of which 855,380 restricted common shares vested in August 2020, 122,310 restricted common shares vested in May 2021 and the remaining 122,310 restricted common shares vest in May 2023.  The fair value of each share was $5.09, based on the closing price of the Company’s common shares on the grant date.

On June 7, 2021, the Company’s Board of Directors adopted the 2021 Equity Incentive Plan (the “2021 Plan”) and reserved for issuance 515,000 common shares thereunder. On the same date, the Company granted all of the 515,000 restricted common shares to certain directors, officers and employees, of which 401,750 restricted common shares vested in September 2021, 56,625 restricted common shares vest in June 2022 and the remaining 56,625 restricted common shares vest in June 2024. The fair value of each restricted share was $18.88, based on the latest closing price of the Company’s common shares on the grant date.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

 10.       Equity Incentive Plans - (continued):

 Pursuant to the aforementioned equity incentive plans, during the years ended December 31, 2019, 2020 and 2021 the Company issued 883,700 common shares, 1,073,490 common shares and 521,310 common shares, respectively.

All non-vested shares and options, if any, vest according to the terms and conditions of the applicable award agreements. The grantee does not have the right to vote the non-vested shares or exercise any right as a shareholder of the non-vested shares, although the issued and non-vested shares pay dividends as declared. The dividends with respect to these shares are forfeitable if the service conditions are not fulfilled. Share options have no voting or other shareholder rights. For the years ended December 31, 2019, 2020 and 2021 the Company paid $14, $14 and $875 for dividends to non-vested shares.

The shares which are issued in accordance with the terms of the Company’s equity incentive plans or awards remain restricted until they vest. For the years ended December 31, 2019, 2020 and 2021, the share based compensation cost (including the RSUs) was $7,943, $4,624 and $10,335 respectively, and is included under “General and administrative expenses” in the consolidated statements of operations. There were no forfeitures of non-vested shares or options during the years 2019, 2020 and 2021.

A summary of the status of the Company’s non-vested restricted shares as of December 31, 2019, 2020 and 2021, and the movement during these years, is presented below:

	Number of shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2019	143,000	$12.49
Granted	885,000	8.13
Vested	(756,962)	8.54
Unvested as at December 31, 2019	271,038	$9.28

Unvested as at January 1, 2020	271,038	$9.28
Granted	1,100,000	5.09
Vested	(955,149)	5.41
Unvested as at December 31, 2020	415,889	$7.09

Unvested as at January 1, 2021	415,889	$7.09
Granted	515,000	18.88
Vested	(595,560)	15.28
Unvested as at December 31, 2021	335,329	$10.65

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

A summary of the status and movement of the Company’s non-vested share options as of the year ended December 31, 2019 and the period from January 1, 2020 until April 13, 2020 when these options expired is presented below.

Options	Number of options	Weighted average exercise price	Weighted Average Grant Date Fair Value
Outstanding at beginning of period	104,250	$27.5	$7.0605
Granted	-	-	-
Vested	-	-	-
Outstanding at end of period	104,250	$27.5	$7.0605

As of December 31, 2021, the estimated compensation cost relating to non-vested restricted share awards not yet recognized was $1,777, and is expected to be recognized over the weighted average period of 1.59 years. The total fair value of shares vested during the years ended December 31, 2019, 2020 and 2021 was $7,703, $6,681 and $13,104, respectively.

 11.       Earnings / (Loss) per share:

All common shares issued (including the restricted shares issued under the Company’s equity incentive plans) have equal rights to vote and participate in dividends. The restricted shares issued under the Company’s equity incentive plans are subject to forfeiture provisions set forth in the applicable award agreement. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. For the purpose of calculating diluted earnings / (loss) per share, the weighted average number of diluted shares outstanding includes the incremental shares assumed issued, determined in accordance with the treasury stock method. For the year ended December 31, 2019, during which the Company incurred losses, the effect of i) 271,038 non-vested shares and ii) 104,250 non-vested share options , would be anti-dilutive. Hence for the year ended December 31, 2019 “Basic loss per share” equals “Diluted loss per share.” For the years ended December 31, 2020 and 2021 the denominator of the diluted earnings per share calculation includes 153,216 common shares and 295,243 common shares, respectively, being the number of incremental shares assumed issued under the treasury stock method.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

11.       Earnings / (Loss) per share - (continued):

The Company calculates basic and diluted loss per share as follows:

	Years ended December 31,
	2019	2020	2021
Income / (Loss) :
Net income / (loss)	$(16,201)	$9,660	$680,530

Basic earnings / (loss) per share:
Weighted average common shares outstanding, basic	93,735,549	96,128,173	101,183,829
Basic earnings / (loss) per share	$(0.17)	$0.10	$6.73

Effect of dilutive securities:
Dillutive effect of non vested shares	–	153,216	295,243
Weighted average common shares outstanding, diluted	93,735,549	96,281,389	101,479,072

Diluted earnings / (loss) per share	$(0.17)	$0.10	$6.71

12.       Accrued liabilities:

The amounts shown in the consolidated balance sheets are analyzed as follows:

	December 31, 2020	December 31, 2021
Audit fees	$341	$400
Legal fees	137	122
Other professional fees	2,300	1,739
Vessel Operating and voyage expenses	12,481	24,406
Loan and interest rate swaps interest and financing fees	5,547	4,083
Income tax	134	60
Total Accrued Liabilities	$20,940	$30,810

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
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

a)       Taxation on Marshall Islands Registered Companies and tonnage tax

Under the laws of the countries of the shipowning companies’ incorporation and/or vessels’ registration, the shipowning companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes. In addition, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Hellenic Republic. The technical managers of the Company’s vessels, which are established in Greece under Greek Law 89/67, are responsible for the filing and payment of the respective tonnage tax on behalf of the Company. Furthermore, under the New Tonnage Tax System (“TTS”) for Cypriot merchant shipping, qualifying ship managers who opted and are accepted to be taxed under the TTS are subject to an annual tax referred to as tonnage tax, which is calculated on the basis of the net tonnage of the qualifying ships they manage. The technical managers of the Company’s vessels, which are established and operate in Cyprus, are responsible for the filing and payment of the respective tonnage tax. These taxes for 2019, 2020 and 2021 were $2,087, $2,103 and $2,634, respectively, and have been included under “Vessel operating expenses” in the consolidated statements of operations (Note 16).

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

For the taxable years 2019, 2020 and 2021 the Company believes that it was exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that it satisfies the Publicly Traded Test for these years because it is not subject to the 5% Override Rule.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

13.       Income taxes – (continued):

c)       Other Taxation

In addition to the tax consequences described above, the Company may be subject to tax in one or more other jurisdictions, including Malta, Germany and Singapore, where the Company conducts activities through certain of its subsidiaries. The Company believes that its tax exposure for years ended December 31, 2019, 2020 and 2021 in the above jurisdictions is immaterial. The amount of income taxes recognized with respect to these jurisdictions for the years ended December 31, 2019, 2020 and 2021 was $109, $152 and $16, respectively, and is included under “Income taxes” in the consolidated statements of operations.

14.          Commitments and Contingencies:

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
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

14.	Commitments and Contingencies - (continued):

c)       Commitments:

The following table sets forth inflows and outflows, related to the Company’s charter party arrangements and other commitments, as of December 31, 2021.

Charter party agreements

	Twelve month periods ending December 31,
+ inflows/ - outflows	Total	2022	2023	2024	2025	2026	2027 and thereafter
Future, minimum, non-cancellable charter revenue (1)	$109,959	$109,959	$-	$-	$-	$-	$-

Total	$109,959	$109,959	$-	$-	$-	$-	$-

(1)	The amounts represent the minimum contractual charter revenues to be generated from the existing, as of December 31, 2021, non-cancellable time charter agreements, until their expiration, net of address commission, assuming no off-hire days, other than those related to scheduled interim and special surveys of the vessels.

Other commitments:

	Twelve month periods ending December 31,
+ inflows/ - outflows	Total	2022	2023	2024	2025	2026	2027 and thereafter
Vessel BWTS (1)	(21,836)	(19,182)	(2,524)	(130)	-	-	-

Total	$(21,836)	$(19,182)	$(2,524)	$(130)	$-	$-	$-

(1)	The amounts represent the Company’s commitments as of December 31, 2021, for installation of Ballast Water Treatment System (“BWTS”) on its vessels so as to comply with environmental regulations.

15.       Voyage revenues:

The following table shows the voyage revenues earned from time charters, voyage charters and pool agreements for the years ended December 31, 2019, 2020 and 2021, as presented in the consolidated statements of operation:

	Years ended December 31,
	2019	2020	2021

Time charters	$373,927	$309,503	$745,442
Voyage charters	437,779	385,482	683,146
Pool revenues	9,659	(1,744)	(1,165)
	$821,365	$693,241	$1,427,423

As of December 31, 2021, trade accounts receivable (excluding the provision for doubtful debt) increased by $43,227, and deferred revenue increased by $13,285 compared to December 31, 2020. These changes were primarily attributable to the significant improved market rates prevailing during the year 2021 and as of December 31, 2021 compared to the same period in 2020 and also the timing of collections.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

15.       Voyage revenues - (continued):

Further, as of December 31, 2021, capitalized contract fulfilment costs which are recorded under “Other current assets” increased by $2,736 compared to December 31, 2020, from $2,187 to $4,923. This change was mainly attributable to the timing of commencement of revenue recognition. . Under ASC 606, unearned voyage charter revenue represents the consideration received for undelivered performance obligations.  The Company recorded $11,675 as unearned revenue related to voyages in progress as of December 31, 2020, which was recognized in earnings during the year ended December 31, 2021 as the performance obligations were satisfied in that period. In addition, the Company recorded $24,960 as unearned revenue related to voyages in progress as of December 31, 2021, which will be recognized in earnings during the year ending December 31, 2022 as the performance obligations were satisfied in that period.

The adjustment to Company’s revenues from the vessels operating in the CCL Pool (Note 3), deriving from the allocated pool result for those vessels as determined in accordance with the agreed-upon formula, for the years ended December 31, 2019, 2020 and 2021 was $9,524, ($3,695) and ($4,188), respectively, while the corresponding adjustment to Company’s revenues from the Short Pool (Note 3) for the years ended December 31, 2020 and 2021 was $1,923 and ($328). All the amounts are included within “Pool Revenues” in the table above. The remaining amount of $3,351 refers to other participation adjustments deriving from profit sharing from participation in charter-in agreement with other parties.

As discussed in Note 1, during 2019, 2020 and 2021 the Company chartered-in a number of third-party vessels, to increase its operating capacity in order to satisfy its clients’ needs. Revenues generated from those charter-in vessels during the years ended December 31, 2019, 2020 and 2021 amounted to $185,311, $36,234 and $20,215, respectively and are included in Voyage revenues in the consolidated statements of operations, out of which $15,253, $243 and $1,212, respectively, constitute sublease income deriving from time charter agreements.

16.       Voyage and Vessel operating expenses:

The amounts in the consolidated statements of operations are analyzed as follows:

	Years ended December 31,
	2019	2020	2021
Voyage expenses
Port charges	$63,576	$55,738	$63,027
Bunkers	146,089	130,800	139,252
Commissions – third parties	6,828	6,134	13,955
Commissions – related parties (Note 3)	3,850	3,780	3,870
Miscellaneous	2,619	3,606	6,007
Total voyage expenses	$222,962	$200,058	$226,111

Vessel operating expenses
Crew wages and related costs	$103,701	$109,311	$126,180
Insurances	10,311	13,002	14,981
Maintenance, repairs, spares and stores	25,675	37,947	44,646
Lubricants	9,833	10,669	11,823
Tonnage taxes (Note 13)	2,087	2,103	2,634
Pre-delivery and Pre-joining expenses	1,507	–	3,104
Miscellaneous	6,948	5,511	5,293
Total vessel operating expenses	$160,062	$178,543	$208,661

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
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

During the year ended December 31, 2020, the Company entered into various interest rate swaps with ING, DNB Bank ASA (“DNB”), SEB, Citibank Europe PLC (“Citi”), Piraeus Bank and Alpha Bank to convert a portion of its debt from floating to fixed rate. In addition, during the year ended December 31, 2021, the Company early terminated certain of those interest rate swaps that were in effect as of December 31, 2020 and entered into a new interest rate swap agreement with the National Bank of Greece (“NBG”), SEB and ABN AMRO Bank. The following table summarizes the interest rate swaps in place as of December 31, 2021.

Counterparty	Trading Date	Inception	Expiry	Fixed Rate	Initial Notional	Current Notional
ING	March 10, 2020	March 29, 2020	March 29, 2026	0.7000%	$ 29,960	$ 26,215
ING	March 10, 2020	April 2, 2020	October 2, 2025	0.7000%	$ 39,375	$ 33,750
ING	March 18, 2020	April 3, 2020	April 3, 2023	0.6750%	$ 16,157	$ 14,293
SEB	March 6, 2020	April 30, 2020	January 30, 2025	0.7270%	$ 58,885	$ 51,072
Citi	June 11, 2020	July 30, 2020	October 18, 2023	0.3300%	$ 104,450	$ 86,200
Citi	June 11, 2020	August 10, 2020	May 10, 2024	0.3510%	$ 56,075	$ 49,587
Citi	June 11, 2020	June 22, 2020	December 20, 2023	0.3380%	$ 94,538	$ 74,557
Citi	June 11, 2020	June 29, 2020	August 28, 2023	0.3280%	$ 56,915	$ 44,075
Citi	June 11, 2020	July 21, 2020	July 21, 2023	0.3250%	$ 99,816	$ 88,725
Citi	June 11, 2020	August 28, 2020	May 28, 2024	0.3520%	$ 31,350	$ 27,700
Citi	June 11, 2020	September 1, 2020	March 1, 2024	0.3430%	$ 33,390	$ 30,298
ING July 20	July 8, 2020	July 6, 2020	July 6, 2026	0.3700%	$ 70,000	$ 55,417
SEB	February 12, 2021	April 26, 2021	January 26, 2026	0.4525%	$ 37,050	$ 33,150
ABN	February 24, 2021	March 20, 2021	December 20, 2023	0.3120%	$ 84,548	$ 74,557
NBG	June 29, 2021	June 28, 2021	June 28, 2023	0.6500%	$ 125,000	$ 117,500

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

17.       Fair Value Measurements and Hedging - (continued):

The above interest rate swaps were designated and qualified as cash flow hedges. The effective portion of the unrealized gains/losses from those swaps is recorded in Other Comprehensive Income / (Loss). No portion of the cash flow hedges was ineffective during the years ended December 31, 2020 and 2021.

A loss of approximately $654 in connection with the interest rate swaps is expected to be reclassified into earnings during the following 12-month period when realized.

Forward Freight Agreements (“FFAs”) and Bunker Swaps:

During the years ended December 31, 2019, 2020 and 2021, the Company entered into a certain number of FFAs and options for FFAs on the Capesize, Panamax and Supramax indices. The results of the Company’s FFAs during the years ended December 31, 2019, 2020 and 2021 and the valuation of the Company’s open position as at December 31, 2020 and 2021 are presented in the tables below.

During the years ended December 31, 2019, 2020 and 2021, the Company entered into a certain number of bunker swaps. The results of the Company’s bunker swaps during the years ended December 31, 2019, 2020 and 2021 and the valuation of the Company’s open position as at December 31, 2020 and 2021 are presented in the tables below.

The amount of Gain/(loss) on forward freight agreements and bunker swaps, net and on interest rate swaps recognized in the consolidated statements of operations are analyzed as follows:

	Years ended December 31,
	2019	2020	2021
Consolidated Statement of Operations

Interest and finance costs
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other comprehensive income/(loss) (Note 7)	–	(848)	(2,351)
Total Gain/(loss) recognized	$–	$(848)	$(2,351)

Gain/(loss) on forward freight agreements and bunker swaps, net
Realized gain/(loss) on forward freight agreements and freight options	6,043	(5,995)	1,308
Realized gain/(loss) on bunker swaps	(1,386)	20,856	748
Unrealized gain/(loss) on forward freight agreements and freight options	(321)	(430)	1,802
Unrealized gain/(loss) on bunker swaps	75	1,725	(294)
Total Gain/(loss) recognized	$4,411	$16,156	$3,564

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

17.       Fair Value Measurements and Hedging - (continued):

The following table summarizes the valuation of the Company’s derivative financial instruments as of December 31, 2020 and 2021, based on Level 1 quoted market prices in active markets.

		Quoted Prices in Active Markets for Identical Assets (Level 1)
		December 31, 2020		December 31, 2021
	Balance Sheet Location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Bunker swaps - current	Derivatives, current asset portion	$-	-	$7	-
Freight derivatives - current	Derivatives, current asset portion	$-	-	$1,440	-
Freight derivatives - non-current	Derivatives, non-current asset portion	$-	-	$150	-
Total		$-	-	$1,597	-
LIABILITIES
Bunker swaps - current	Derivatives, current liability portion	$-	-	$300	-
Freight derivatives - current	Derivatives, current liability portion	$212	-	$-	-
Total		$212	-	$300	-

Certain of the Company’s derivative financial instruments discussed above require the Company to periodically post additional collateral depending on the level of any open position under such financial instruments, which as of December 31, 2020 and 2021 amounted to $895 and $10,128, respectively, and are included within “Restricted cash, current” in the consolidated balance sheets.

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans and bareboat leases (Level 2), bearing interest at variable interest rates, approximates their recorded values as of December 31, 2021, due to the variable interest rate nature thereof. The fair value of the DSF $55,000 Facility, measured through level 2 inputs (such as interest rate curves) is $49,008, which is $354 higher than the loan’s book value of $48,654.

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2020 and 2021, based on Level 2 observable market based inputs or unobservable inputs that are corroborated by market data.

		Significant Other Observable Inputs (Level 2)
		December 31, 2020		December 31, 2021
	Balance Sheet Location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Interest rate swaps - current	Derivatives, current asset portion	$ -	–	$ -	549
Interest rate swaps - non-current	Derivatives, non-current asset portion	$ -	–	$ -	6,763
Total		$ -	–	$ -	7,312
LIABILITIES
Interest rate swaps - current	Derivatives, current liability portion	$ -	1,727	$ -	443
Interest rate swaps - non-current	Derivatives, non-current liability portion	$ -	2,265	$ -	–
Total		$ -	3,992	$ -	443

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2021
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

17.       Fair Value Measurements and Hedging - (continued):

Fair value on a nonrecurring basis

The Company reviewed, in 2019, 2020 and 2021 the recoverability of the carrying amount of its vessels.

During 2019, the Company recognized impairment loss of $3,411 related to the agreed and intended sale of two vessels (Note 5). The carrying value of the respective vessels was written down to the fair value as determined by reference to their agreed or negotiated sale prices (Level 2).

The table following table summarizes the valuation of these assets measured at fair value on a non-recurring basis as of December 31, 2019:

Long-lived assets held and used	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Impairment loss
	(Level 1)	(Level 2)	(Level 3)
Vessels, net	$ -	$24,475	$ -	$3,411
TOTAL	$ -	$24,475	$ -	$3,411

The Company’s impairment analysis as of December 31, 2020 and 2021, indicated that the carrying amount of the Company’s vessels, was recoverable, and therefore, the Company concluded that no impairment charge was necessary.

18.       Subsequent Events:

(a)	On February 16, 2022, pursuant to the Company’s dividend policy, the Company’s Board of Directors declared a quarterly cash dividend of $2.00 per share payable on or about March 15, 2022 to all shareholders of record as of March 2, 2022. The ex-dividend date is expected to be March 1, 2022.
(b)	The Company’s vessels Star Pavlina, Star Helena and Star Laura are currently berthed in three different ports of Ukraine, evacuated from crew who have safely exited Ukraine. All three vessels, under charterers’ instructions, had arrived to load various grain cargos, well ahead of the commencement of the war activities, but at the time of the invasion, the loading operations were suspended by the port authorities. The Company had been intensively exploring options with the charterers to navigate the vessels safely out of the ports but unfortunately the ports were shut down and safe passages were impossible. The Company has deployed security personnel to board the vessels for protection until such time that other crew may board again and have the vessels sail away to safer seas. An estimate of any potential impact cannot be made at this point of time, however the Company does not expect that, if any, to be material, given the fact that in addition to standard industry vessel risk insurance, war risk insurance is in place for all three vessels and war risk insurers have confirmed that they hold the vessels covered at their current position in Ukraine which includes Hull and Machinery and Increased Value insurance and War loss of Hire for 180 days. Furthermore, the Company believes that the vessels remain on hire and hire continues payable under the relevant charter party clauses.