Form 20-F
period 2022-12-31
Star Bulk Carriers Corp.
filed 2023-03-07
CIK 1386716

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

 ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31,2022

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

As of December 31, 2022, there were 102,857,416 common shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES   ☒                 NO   ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

ABOUT THIS REPORT

Throughout this annual report, unless otherwise indicated:

•	“Star Bulk,” the “Company,” “we,” “us,” “our” or similar terms refer to Star Bulk Carriers Corp. and its wholly owned subsidiaries, except that when such terms are used in this annual report in reference to the common stock, they refer specifically to Star Bulk Carriers Corp.;
•	the term deadweight ton (“dwt”) refers to the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry;
•	“Newcastlemax” refers to vessels with carrying capacities of between 200,000 dwt and 210,000 dwt;
•	“Capesize” refers to vessels with carrying capacities of between 100,000 dwt and 200,000 dwt;
•	“Post-Panamax” refers to vessels with carrying capacities of between 90,000 dwt and 100,000 dwt;
•	“Kamsarmax” refers to vessels with carrying capacities of between 80,000 dwt and 90,000 dwt;
•	“Panamax” refers to vessels with carrying capacities of between 65,000 and 80,000 dwt;
•	“Ultramax” refers to vessels with carrying capacities of between 60,000 and 65,000 dwt;
•	“Supramax” refers to vessels with carrying capacities of between 50,000 and 60,000 dwt;
•	“Oaktree” refers to Oaktree Capital Management, L.P., together with its affiliates, our largest shareholder; and
•	all references to “Dollars” and “$” in this annual report are to U.S. Dollars and all references to “Euro” and “€” in this annual report are to Euros.

i

FORWARD-LOOKING STATEMENTS

Star Bulk Carriers Corp. and its wholly owned subsidiaries (the “Company”, “we”, “our”, “us” or similar terms) desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

This document includes “forward-looking statements,” as defined by U.S. federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “would,” “could,” “should,” “may,” “forecasts,” “will,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

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

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values;
•	the strength of world economies;
•	the stability of Europe and the Euro;

•	fluctuations in currencies, interest rates and foreign exchange rates, and the impact of the discontinuance of remaining London Interbank Offered Rate tenors for US Dollars, or LIBOR, after June 30, 2023 on any of our debt referencing LIBOR in the interest rate;
•	business disruptions due to natural and other disasters or otherwise, such as the ongoing novel coronavirus (“COVID-19”) pandemic (and variants that may emerge);
•	the length and severity of epidemics and pandemics, including COVID-19 and its impact on the demand for seaborne transportation in the dry bulk sector;
•	changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of new buildings under construction;
•	the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom;
•	changes in our expenses, including bunker prices, dry docking, crewing and insurance costs;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;

ii

•	the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) practices;
•	our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets including as set forth under “Item 4. Information on the Company –– B. Business Overview –– Our ESG Performance”;
•	new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union or individual countries;
•	potential cyber-attacks which may disrupt our business operations;
•	general domestic and international political conditions or events, including “trade wars” and the ongoing conflict between Russia and Ukraine;
•	the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments;
•	our ability to successfully compete for, enter into and deliver our vessels under time charters or other employment arrangements for our existing vessels after our current charters expire and our ability to earn income in the spot market;
•	potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and instability, piracy or acts by terrorists;
•	the availability of financing and refinancing;
•	the failure of our contract counterparties to meet their obligations;
•	our ability to meet requirements for additional capital and financing to grow our business;
•	the impact of our indebtedness and the compliance with the covenants included in our debt agreements;
•	vessel breakdowns and instances of off-hire;
•	potential exposure or loss from investment in derivative instruments;
•	potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management;
•	our ability to complete acquisition transactions as and when planned and upon the expected terms;
•	the impact of port or canal congestion or disruptions; and
•	other important factors described in “Item 3. Key Information –– D. Risk Factors” in this annual report.

We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances. All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

iii

See the section entitled “Item 3. Key Information –– D. Risk Factors” of this annual report on Form 20-F for the year ended December 31, 2022 for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this annual report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

iv

v

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.       [Reserved]

B.       Capitalization and Indebtedness

Not Applicable.

C.       Reasons for the Offer and Use of Proceeds

Not Applicable.

D.       Risk Factors

Risk Factor Summary

Risks Related to Our Industry

•	Our results of operations and financial condition depend significantly on charter rates for dry bulk vessels, which may be highly volatile and are affected by macroeconomic factors outside of our control;
•	Our financial results and operations may be adversely affected by the ongoing COVID-19 pandemic, and related governmental responses thereto;
•	Global economic conditions may continue to negatively impact the dry bulk shipping industry and may materially affect our results of operations and financial condition;
•	An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, results of operations and financial condition;
•	A variety of shipping industry factors, including among our competitors, along with general economic conditions may cause a decline in the market values of our vessels which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, result in impairment charges or losses on sale;
•	We are subject to complex laws and regulations, including environmental regulations, international safety regulations and vessel requirements imposed by classification societies that can adversely affect the cost, manner or feasibility of doing business;
•	Climate change and related legislation or regulations may adversely impact our business, including potential financial, operational and physical impacts;

•	Increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our ESG practices may impose additional costs on us or expose us to additional risks;
•	Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business;
•	The operation of dry bulk carriers entails certain operational risks that could affect our earnings and cash flow;
•	If our vessels call on ports or territories located in countries that are subject to restrictions, sanctions, or embargoes imposed by the United States government, the European Union (“EU”), the United Nations (“UN”), or other governments, it could lead to monetary fines or other penalties and adversely affect our reputation and the price for our common shares;
•	Fuel, or bunker, prices and marine fuel availability may adversely affect our profits;
•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us;
•	Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow;
•	Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings;
•	Failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) and other anti-corruption laws could result in fines, criminal penalties, charter terminations and an adverse effect on our business;
•	Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations;
•	Our operating results are subject to seasonal fluctuations; and
•	Acts of piracy on ocean-going vessels could adversely affect our business.

Risks Related to Our Company

•	We may face liquidity issues if conditions in the dry bulk market worsen for a prolonged period and cause us to fail to comply with the terms of our debt agreements which could adversely affect our business, including our ability to refinance our indebtedness and pay dividends;
•	Volatility in the London Interbank Offered Rate (“LIBOR”), the cessation of LIBOR and replacement of our interest rate in our debt agreements could affect our earnings and cash flow;
•	We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business;
•	We are subject to certain risks with respect to our counterparties on contracts;
•	We may not have adequate insurance to compensate us if we lose our vessels or they suffer significant damages or to compensate third parties for any damages to their property;
•	We depend upon third party and/or affiliated managers to provide the technical management of our fleet;

•	The aging of our fleet and our practice of purchasing and operating secondhand vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings;
•	We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us; and
•	We may have difficulty managing our planned growth properly.

Risks Related to Taxation

•	A change in tax laws, treaties or regulations, or their interpretation could result in a significant negative impact on our earnings and cash flows from operations; and
•	The Internal Revenue Service could treat us as a “passive foreign investment company,” (or “PFIC”) which could have adverse U.S. federal income tax consequences to U.S. shareholders.

Risks Related to Our Relationships with Mr. Pappas, Oaktree and Other Parties

•	Affiliates of Oaktree own a significant portion of our common shares, subject to certain restrictions on voting, acquisitions and dispositions thereof;
•	Members of management and our directors may have relationships and affiliations with other entities that could create conflicts of interest;
•	We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business; and
•	Our reliance upon “foreign private issuer” exemptions may afford less protection to holders of our common shares.

Risks Related to Our Corporate Structure and Our Common Shares

•	We are a holding company and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments;
•	We may need to raise additional capital in the future, which may not be available on favorable terms or at all or which may dilute our common stock or adversely affect its market price;
•	Our financing arrangements impose a number of restrictions on our ability to pay dividends, and we may not be able to pay dividends even though we have an established dividend policy;
•	Because we are organized under the laws of the Marshall Islands and because substantially all of our assets are located outside of the United States, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management;
•	We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law;
•	The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict;
•	Future sales of our common shares could cause the market price of our common shares to decline;
•	We may fail to meet the continued listing requirements of Nasdaq, which could cause our common shares to be delisted;

•	The price of our common shares may be highly volatile; and
•	Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger or acquisition, or could make it difficult for our shareholders to replace or remove our current Board of Directors, which could adversely affect the market price of our common shares.

The following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common shares. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or the trading price of our common shares.

Risks Related to Our Industry

Our results of operations and financial condition depend significantly on charter rates for dry bulk vessels, which may be highly volatile and are affected by macroeconomic factors outside of our control. If we cannot charter our vessels on favorable terms, there could be a material adverse effect on our earnings and our ability to comply with our loan covenants.

The dry bulk shipping industry continues to be cyclical with high volatility in charter rates and profitability among the various types of dry bulk vessels. In 2022, charter rates for dry bulk vessels decreased from 2021 levels but were sustained well above the historical average. The Baltic Dry Index, or the “BDI”, an index published by The Baltic Exchange of shipping rates for key dry bulk routes, softened from the decade highs of 2021, but averaged 43% above the decade average, principally as a result of strong global growth and increased infrastructure spending which has led to an elevated demand for commodities combined with a historically low orderbook and port delays and congestion. See “Item 4. Information on the Company- Business Overview –– The International Dry Bulk Shipping Industry” for further details.

Charter rate fluctuations result from changes in the supply of and demand for vessel capacity and major commodities carried on water internationally. Because most factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable. Since we charter our vessels principally in the spot market, we are exposed to the spot market’s cyclicality and volatility. We may not be able to predict whether future spot rates will be sufficient to enable our vessels to be operated profitably. Factors that influence the demand for dry bulk vessel capacity include: supply of and demand for energy resources, commodities, and semi-finished consumer and industrial products and the location of consumption versus the location of their regional and global exploration, production or manufacturing facilities; the globalization of production and manufacturing; global and regional economic and political conditions and developments, including armed conflicts and terrorist activities; natural disasters and weather; pandemics, such as the COVID-19 pandemic; embargoes and strikes; disruptions and developments in international trade, including trade disputes or the imposition of tariffs on various commodities or finished goods; changes in seaborne and other transportation patterns, including the distance cargo is transported by sea; environmental and other legal regulatory developments; and currency exchange rates. Factors that influence the supply of dry bulk vessel capacity include: the number of newbuilding orders and deliveries including slippage in deliveries; number of shipyards and ability of shipyards to deliver vessels; port and canal congestion; speed of vessel operation; vessel casualties; the degree of recycling of older vessels, depending, among other things, on recycling rates and international recycling regulations; number of vessels that are out of service, namely those that are laid-up, dry docked, awaiting repairs or otherwise not available for hire; availability of financing for new vessels and shipping activity; changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and changes in environmental and other regulations that may limit the useful lives of vessels. In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing dry bulk fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations.

As described above, many of the factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. If we are required to charter our vessels at a time when demand and charter rates are very low, we may not be able to secure employment for our vessels at all, or we may have to accept reduced and potentially unprofitable rates. If we are unable to secure profitable employment for our vessels, we may decide to lay-up some or all unemployed vessels until such time that charter rates become attractive again. During the lay-up period, we will continue to incur some expenditures, such as insurance and maintenance costs, for each such vessel. Additionally, before exiting lay-up, we will have to pay reactivation costs for any such vessel to regain its operational condition. As a result, adverse economic, political, social or other developments affecting charter rates could have a material adverse effect on our business, results of operations and cash flows, ability to pay dividends and compliance with covenants in our credit facilities.

Our financial results and operations may be adversely affected by the ongoing COVID-19 pandemic, and related governmental responses thereto.

Since the beginning of calendar year 2020, the COVID-19 pandemic and variants that have emerged have resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread or any resurgence of the virus, including travel bans, quarantines, and other emergency public health measures such as lockdown measures. Initially, these measures resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. In 2022, a resurgence of COVID-19 cases led China’s government to impose quarantine regulations in certain provinces of China under China’s zero-COVID policy. While many of these measures, including China’s zero-COVID policy, have since been relaxed, we cannot predict whether and to what degree such measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof, which may adversely affect global economic activity. The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely. Moreover, we face significant risks to our personnel and operations due to COVID-19. Our crews face risk of exposure to COVID-19 as a result of travel to ports where COVID-19 cases have been reported. Our shore- based personnel likewise face risk of such exposure, as we maintain offices in areas impacted by the spread of COVID-19.

Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, and those restrictions may continue or become more severe. As a result, in 2020, 2021 and 2022, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and may continue to have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We have incurred and may in the future again incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. In 2020, 2021 and 2022, delays in crew rotations have also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so. Moreover, COVID-19 and governmental and other measures related to it have led to a highly difficult environment in which to acquire and dispose of vessels. The ability and willingness to consummate vessel transactions has been limited as a result of general economic conditions, the availability of financing, and their ability to inspect vessels. The impact of COVID-19 has also resulted in periodic reduction of industrial activity globally with temporary closures of factories and other facilities, labor shortages and restrictions on travel on a regional basis, depending on the spread of COVID-19 in each particular geography. This and future epidemics may affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. We continue to focus on our employees’ well-being, whilst making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged and in certain cases required to operate remotely which significantly increases the risk of cybersecurity attacks.

Recently, Chinese authorities have removed a ban on crew changes in Chinese ports which may allow crewing operations to return to more normal conditions. However, we cannot predict whether and when, if ever, the removal of such measures will result in a timely return to more normal conditions. Additionally, we cannot predict whether and to what degree such measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. Following the relaxation of many of China’s quarantine and travel restrictions in December 2022, significant COVID-19 surges were reported. Such surges and potential continuing surges may affect our ability to return to more normal crewing conditions.

The occurrence or recurrence of any of the foregoing events or other epidemics, an increase in the severity or duration of the COVID-19 or other epidemics or a recession resulting from the spread of COVID-19 could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to pay dividends.

Global economic conditions may continue to negatively impact the dry bulk shipping industry and may materially affect our results of operations and financial condition.

The world economy is currently facing a number of ongoing challenges as a result of the economic impact of and global response to the COVID-19 pandemic, as well as recent turmoil and hostilities in various regions, including Iraq, North Korea, Venezuela, North Africa and Ukraine. Continuing concerns over COVID-19, inflation, rising interest rates, energy costs, geopolitical issues, including acts of war and the availability and cost of credit have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence, have precipitated fears of a possible economic recession. Domestic and international equity markets continue to experience heightened volatility and turmoil. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.

Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures. In 2022, in response to the ongoing conflict in Ukraine, the U.S. and several European countries imposed various economic sanctions against Russia, prohibitions on imports of Russian energy products, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, and prohibitions on investments in the Russian energy sector by US persons, among other restrictions. The geopolitical situation in Eastern Europe intensified in late February 2022, with the commencement of Russia’s military action against Ukraine. Three of our vessels, the Star Pavlina, Star Helena and Star Laura, had arrived in three different Ukrainian ports to load various grain cargos under charterers’ instructions, well ahead of the commencement of the war activities, but following the beginning of the conflict, the loading operations were suspended by the port authorities. Following a multilateral agreement among Russia, Ukraine, Turkey and the United Nations to resume grain exports from the Black Sea regions, we succeeded in safely navigating the Star Helena and the Star Laura out of Ukraine in August 2022, and the two said vessels are now normally trading. Since the third vessel, the Star Pavlina, remains in Ukraine today as a result of orders of the Ukrainian authorities, we have been deprived of use of the vessel for a continuous period of 12 months without likelihood of a recovery, and expect to be indemnified under the existing war risk insurance as a constructive total loss, or alternatively (under the pertinent insurance terms) as an actual  total loss of the vessel. Therefore, on February 24, 2023, a  Notice of Abandonment  of all of our interests in the Star Pavlina  was sent  to the war risk insurers, claiming a total insurance value of $55 million. On February 28, 2023, and without prejudice to the first Notice of Abandonment, a second Notice of Abandonment with similar contents was sent to the war risk insurers. We await the insurers’ response pursuant to the insurance policy  and  continue to closely monitor the situation to ensure that the interests of all stakeholders are safeguarded. We are not in a position at this stage to estimate the timeline for the matter to be resolved. The carrying value of the respective vessel as of December 31, 2022 was $26.1 million.

The ongoing conflict between Russia and Ukraine may lead to further regional and international conflicts or armed action. It is possible that such conflict could disrupt supply chains and cause instability in the global economy. Additionally, the ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia. While much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations.

The U.K.’s exit from the EU in 2020 (informally known as “Brexit”) has led to ongoing political and economic uncertainty and periods of increased volatility in both the U.K. and in wider European markets for some time. Brexit’s long-term effects are still yet to be determined at this time and will depend on the effects of the implementation and application of the trade and cooperation agreement signed by the U.K. and EU in 2020 and any other relevant agreements between the U.K. and EU. It remains possible that there will be increased regulatory and legal complexities, including those relating to tax, trade and employees. Brexit has also given rise to calls of other EU member states’ governments to consider withdrawal. These developments and uncertainties, or the perception that they may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets. The foregoing factors could depress economic activity and restrict our access to capital, causing a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including tariffs affecting certain Chinese industries. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, and results of operations.

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

An economic slowdown or changes in the economic and political environment in the Asia Pacific region could have a material adverse effect on our business, results of operations and financial condition.

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. As a result, economic slowdown in the Asia Pacific region, particularly in China, may have a material adverse effect on us. We conduct a substantial portion of our business in China or with Chinese counter parties. A decrease in the level of imports to and exports from China could adversely affect our business, results of operations and financial condition. Changes in the economic conditions of China, and policies adopted by the government to regulate its economy, including with regards to COVID-19, tax matters and environmental concerns (such as achieving carbon neutrality) and their implementation by local authorities could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports, our vessels that undergo dry docking at Chinese shipyards and the financial institutions with whom we have entered into financing agreements, and could have a material adverse effect on our business, results of operations and financial condition.

A variety of shipping industry factors, including among our competitors, along with general economic conditions may cause a decline in the market values of our vessels which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, result in impairment charges or losses on sale.

The fair market values of dry bulk vessels have generally experienced high volatility. The fair market value of our vessels depends on a number of factors, including: prevailing level of charter rates, general economic and market conditions affecting the shipping industry, types, sizes and ages of vessels, supply of and demand for vessels, other modes of transportation, distressed asset sales, including newbuilding contract sales below acquisition costs due to lack of financing, cost of new buildings, governmental or other regulations, the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise, changes in environmental and other regulations that may limit the useful life of vessels, technological advances; and competition from other shipping companies and other modes of transportation. If the fair market value of our vessels declines, we might not be in compliance with various covenants in our ship financing facilities, some of which require the maintenance of a certain percentage of fair market value of the vessels securing the facility to the principal outstanding amount of the loans under the facility or a maximum ratio of total liabilities to market value adjusted total assets or a minimum market value adjusted net worth. In addition, if the fair market value of our vessels declines, our access to additional funds may be affected or we may need to record impairment charges in our consolidated financial statements or incur loss on sale of vessels which can adversely affect our financial results. Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of such acquisitions may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

We are subject to complex laws and regulations, including environmental regulations, international safety regulations and vessel requirements imposed by classification societies that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. See “Item 4. Information on the Company - Business Overview - Environmental and Other Regulations in the Shipping Industry” for further details. Compliance with such requirements may require vessels to be altered, costly equipment to be installed (such as ballast water treatment systems or “BWTS”) or operational changes to be implemented and may decrease the resale value or reduce the useful lives of our vessels or require us to obtain certain permits or authorizations prior to commencing operations. Such compliance costs could have a material adverse effect on our business, financial condition and results of operations. If any vessel does not comply (i.e. fails to maintain its class or fails any annual, intermediate or special survey) the vessel will be unable to trade between ports and will be unemployable and uninsurable until such failures are remedied, which could negatively impact our results of operations and financial condition. In addition, given frequent regulatory changes, we cannot predict their effect on our ability to do business, the cost of complying with them, or their impact on vessels’ useful lives or resale value. Our failure to comply with any such conventions, laws, or regulations could cause us to incur substantial liability.

Climate change and related legislation or regulations may adversely impact our business, including potential financial, operational and physical impacts.

Growing concern about the sources and impacts of global climate change has led to the proposal or enactment of a number of domestic and foreign legislative and administrative measures, as well as international agreements and frameworks, to monitor, regulate and limit carbon dioxide and other greenhouse gases (“GHG”) emissions. Although the Paris Agreement, which was adopted under the UN Framework Convention on Climate Change in 2015, does not specifically require controls on GHG emissions from ships, it is possible that countries seek to impose such controls as they implement the Paris Agreement or any new treaty that may be adopted in the future. In the European Union, emissions are regulated under the E.U. Emissions Trading System (the “E.U. ETS”), an E.U.-wide trading scheme for industrial GHG emissions. While the shipping industry has not been subject to the E.U. ETS in the past, on July 14, 2021, the European Commission formally proposed adding shipping to the list of industries regulated. Under the proposal, the emissions from all voyages between E.U. ports and 50% of those from voyages between the E.U. and elsewhere would be covered by the E.U. ETS. Shipping companies would need to buy allowances that correspond to the emissions covered by the system. In addition, in June 2021, the IMO adopted amendments to MARPOL Annex VI that entered into force on November 1, 2022 and require ships to reduce GHG emissions using technological and operational approaches to improve energy efficiency and that provide important building blocks for future GHG reduction measures.

These requirements and any passage of additional climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level, that restrict  emissions of GHGs could require us to make significant financial expenditures, including the installation of pollution controls and the purchase of emissions credits, as well as have other impacts on our business or operations, that we cannot predict with certainty at this time. While we have installed scrubbers on 120 vessels out of the 128 vessels in our fleet pursuant to IMO sulfur cap regulations, we may be required in the future to expend more capital to modify, upgrade or replace vessels as a result of new climate GHG related rules and regulations. While IMO has set specific targets for 2030 and 2050 within the scope of its GHG strategy, currently only short-term measures have been adopted thus far, which we do not believe at this time will require material capital expenditures. Should additional medium-term measures be adopted and come into force, including market based measures to put a price on carbon, we may need to incur additional capital expenditures to comply with the relevant GHG emission regulations. Even in the absence of climate control legislation and regulations, our business and operations may be materially affected to the extent that climate change results in sea level changes or more intense weather events. For additional information see “Item 4. Information on the Company - Business Overview - Environmental and Other Regulations in the Shipping Industry”.

Increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our ESG practices may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies from investor advocacy groups, certain institutional investors, lenders, charterers and other market participants (collectively, the “Market Participants”), who, in recent years, have focused on the implications and social cost of their investments. Such increased attention and activism related to ESG and similar matters (such as climate change) may hinder access to capital, as the Market Participants may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices, and may also affect the commercial tradability of our vessels should our vessels not comply with charterers’ ESG requirements. For example, due to such increasing pressures from the Market Participants to prioritize sustainable energy practices, reduce our carbon footprint, and promote sustainability, we may be required to implement more stringent ESG procedures or standards so that our existing and future Market Participants remain invested in us, make further investments in us and continue chartering our vessels. However, if we do not adapt to or comply with such evolving expectations and standards, or are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and our business, financial condition, and/or stock price could be materially and adversely affected. Furthermore, certain Market Participants in the equity and debt capital markets may exclude transportation companies, such as us, from their investing portfolios altogether due to ESG factors, which may affect our ability to grow, as our plans for growth may include accessing the foregoing markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Overall, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition. Please see “Item 4. Information on the Company-B. Business Overview-Our ESG Performance” for additional information with respect to our ongoing ESG efforts.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Under the U.S. Maritime Transportation Security Act of 2002 (the “MTSA”), the United States Coast Guard (“USCG”) issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities. These security procedures can result in the seizure of contents of our vessels, delays in the loading, offloading, trans- shipment or delivery and the levying of customs duties, fines or other penalties against us. Changes to inspection procedures could impose additional financial and legal obligations on us, could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, financial condition, cash flows, results of operations and our ability to pay dividends.

The operation of dry bulk carriers entails certain operational risks that could affect our earnings and cash flow.

The international shipping industry faces risks inherent to global operations. Our vessels and their cargoes risk damage or loss as a result of events including, but not limited to, marine disasters, bad weather, mechanical failures, human error, environmental accidents, war, terrorism, piracy and other circumstances or events. In addition, transporting cargoes across a wide variety of international jurisdictions creates a risk of business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts, the potential for changes in tax rates or policies, and the potential for government expropriation of our vessels. Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters. Furthermore, the operation of dry bulk carriers has certain unique risks as: (i) dry bulk cargo itself and its interaction with the vessel can be an operational risk, (ii) dry bulk cargoes are often heavy, dense and easily shifted and react badly to water exposure, and (iii) dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers, causing damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels’ holds. If flooding occurs in the forward holds, the bulk cargo may become so waterlogged that the bulkhead may buckle under the resulting pressure, leading to loss of a vessel. If we are unable to adequately maintain our vessels, we may be unable to prevent these events. If our vessels suffer damage, they may need to be repaired at a drydocking facility for substantial and unpredictable costs that may not be fully covered by insurance. Space at drydocking facilities is sometimes limited, and not all drydocking facilities are conveniently located. The total loss or damage of any of our vessels or cargoes could harm our reputation as a safe and reliable vessel owner and operator. Any of these circumstances or events may have a material adverse effect on our business, results of operations, cash flows and financial condition.

If our vessels call on ports or territories located in countries that are subject to restrictions, sanctions, or embargoes imposed by the United States government, the European Union (“EU”), the United Nations (“UN”), or other governments, it could lead to monetary fines or other penalties and adversely affect our reputation and the price for our common shares.

The United States, the European Union, the United Nations and other governments and their agencies impose sanctions and embargoes on certain countries and maintain lists of countries, individuals or entities they consider to be state sponsors of terrorism, involved in prohibited development of certain weapons or engaged in human rights violations. From time to time on charterers’ instructions, our vessels have called and may again call at ports located in countries subject to sanctions and embargoes imposed by the United States, the European Union, the United Nations and other governments and their agencies, including ports in Iran, Syria and Sudan.

The applicable sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. We endeavor to take precautions to ensure that our customers are prohibited from entering any countries or conducting any trade which will breach U.S. government, EU, UN or any applicable sanctions regulation. However, on such customers’ instructions, and without our consent, there is a risk that our vessels may call on ports in countries or territories that violate such sanctions or embargoes.

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

Since we expect to primarily employ our vessels in the spot market, we expect that vessel fuel, known as bunkers, will be one of the largest single expense items in our shipping operations for our vessels. Changes in fuel prices have adversely affected our profitability in the past and may adversely affect our profitability in the future. The price and supply of fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments (such as the ongoing military conflict between Russia and Ukraine), supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce our profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. Lastly, if sulfur emissions regulations are relaxed in the future, or if the cost differential between low sulfur fuel and high sulfur fuel is lower than anticipated, we may not realize the economic benefits of the Scrubber Retrofitting Program, as further defined below under “Item 4. Information on the Company - B. Business Overview - Our Fleet.” As a result, we may experience a material, adverse effect on our financial condition and results of operations due to any of the foregoing changes.

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

Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea and the Gulf of Aden. Piracy continues to occur in the Gulf of Aden, off the coast of Somalia, and increasingly in the Gulf of Guinea. We consider potential acts of piracy to be a material risk to the international shipping industry, and protection against this risk requires vigilance. Our vessels regularly travel through regions where pirates are active. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions, which could have a material adverse effect on our results of operations, financial condition and ability to pay dividends. Crew costs could also increase in such circumstances.

Risks Related to Our Company

We may face liquidity issues if conditions in the dry bulk market worsen for a prolonged period and cause us to fail to comply with the terms of our debt agreements which could adversely affect our business, including our ability to refinance our indebtedness and pay dividends.

If the dry bulk shipping market declines over a prolonged period of time, we may have insufficient liquidity to fund ongoing operations or satisfy our obligations under our credit facilities, which may lead to a default under one or more of our credit facilities. In addition, our outstanding debt agreements impose on us certain operating and financial restrictions and require us or our subsidiaries to maintain various financial ratios. See “Item 5. Operating and Financial Review and Prospects - Liquidity and Capital Resources - Senior Secured Credit Facilities - Credit Facility Covenants” for further details. Therefore, we may need to seek permission from our lenders in order to engage in certain corporate actions, which permission we may be unable to obtain. This may prevent us from taking actions that are in our best interest and from executing our business strategy and may limit our ability to pay dividends and finance our future operations. Further, a breach of any of the covenants in, or our inability to maintain the required financial ratios under, our debt agreements could result in a default thereunder. If a default occurs under our credit facilities, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets (considering the cross default provisions included in our debt agreements), which would have a material adverse effect on our business, results of operations and financial condition.

Volatility in the London Interbank Offered Rate (“LIBOR”), the cessation of LIBOR and replacement of our interest rate in our debt agreements could affect our earnings and cash flow.

On March 5, 2021, the U.K. Financial Conduct Authority announced the future cessation or loss of representativeness of LIBOR as currently published by the ICE Benchmark Administration (“IBA”) with a target date immediately after June 30, 2023. As of the date of this report, the majority of our indebtedness accrues interest based on LIBOR. The Alternative Reference Rates Committee, a steering committee comprised of U.S. financial market participants, has identified the Secured Overnight Finance Rate (“SOFR”) as published by the Federal Reserve Bank of New York as the preferred alternative to LIBOR. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market. SOFR is now the predominant interest rate being used across cash and derivatives markets and the one we expect to use following the transition away from LIBOR. The impact of such a transition from LIBOR to SOFR could be significant for us. In light of the upcoming transition we have added fallback language to existing debt tied to LIBOR and in some cases agreed to pricing adjustments in our credit agreements. In particular, in certain cases the fallback language provides for the implementation of the so called “hardwire approach” where even the pricing adjustment (the Credit Adjustment Spread or “CAS”) is agreed to in advance, and in other cases the fallback language provides for a negotiation framework and timing in advance of the expected transition. In addition, all loan agreements executed since June 2022 are already based on SOFR, with aggregate initial loan amounts of approximately $430.0 million. As of December 31, 2022, our obligations under our bank loans and lease financings which accrue interest based on LIBOR with maturities extending past June 30, 2023 amounted to $911.5 million. We are in active discussions with our lenders for our remaining loan and lease agreements that we do not expect to refinance before the transition date to add the relevant transition language. In order to manage our exposure to interest rate fluctuations under LIBOR or SOFR, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can, however, be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR. For additional information, see “Item 5. Operating and Financial Review and Prospects –– Liquidity and Capital Resources –– Senior Secured Credit Facilities.”

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business.

The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, depends on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. We have in place safety and security measures on our vessels and onshore operations to secure our vessels against cybersecurity attacks and any disruption to their information systems. However, these measures and technology may not adequately prevent security breaches which are constantly evolving and have become increasing sophisticated. If security threats are not recognized or detected until they have been launched, we may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience. A disruption to the information system of any of our vessels could lead to, among other things, incorrect routing, collision, grounding and propulsion failure. Beyond our vessels, we rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the foregoing events could result in violations of applicable privacy and other laws. If confidential information is inappropriately accessed and used by a third party or an employee for illegal purposes, we may be responsible to the affected individuals for any losses they may have incurred as a result of misappropriation. In such an instance, we may also be subject to regulatory action, investigation or liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our information systems.

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

We may not have adequate insurance to compensate us if we lose our vessels or they suffer significant damages or to compensate third parties for any damages to their property.

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

The aging of our fleet and our practice of purchasing and operating secondhand vessels may result in increased operating costs and vessels off- hire, which could adversely affect our earnings.

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

Risks Related to Taxation

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

As further described under “Item 10. Additional Information –– E. Taxation –– U.S. Federal Income Taxation of U.S. Holders” we believe that we currently are not a PFIC, and we do not expect to become a PFIC in the future. However, there is no direct legal authority under the PFIC rules addressing our characterization of income from our voyage and time chartering activities nor our characterization of contracts for newbuilding vessels, if any. Moreover, the determination of PFIC status for any year can only be made on an annual basis after the end of such taxable year and will depend on the composition of our income, assets and operations from time to time. Because of the above described uncertainties, there can be no assurance that the Internal Revenue Service will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for any taxable year. If we were classified as a PFIC for any taxable year during which a U.S. shareholder owns common shares (regardless of whether we continue to be a PFIC), the U.S. shareholder would be subject to special adverse rules, including taxation at maximum ordinary income rates plus an interest charge on both gains on sale and certain dividends, unless the U.S. shareholder makes an election to be taxed under an alternative regime. Certain elections may be available to U.S. shareholders if we were classified as a PFIC.

Risks Related to Our Relationships with Mr. Pappas, Oaktree and Other Parties

Affiliates of Oaktree own a significant portion of our common shares, subject to certain restrictions on voting, acquisitions and dispositions thereof.

As of February 16, 2023, Oaktree and its affiliates beneficially own 26,067,483 common shares, representing approximately 25.3% of our outstanding common shares. However, pursuant to the Oaktree Shareholders Agreement, Oaktree and certain affiliates thereof have agreed to voting restrictions, ownership limitations and standstill restrictions. See “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions - Oaktree Shareholders Agreement” for further details. Despite the foregoing limitations, Oaktree and its affiliates are able to exert considerable influence over us. Oaktree and its affiliates may be able to prevent or delay a change of control of us and could preclude any unsolicited acquisition of us. The concentration of ownership and voting power in Oaktree may make some transactions more difficult or impossible without Oaktree’s support, even if such events are in the best interests of our other shareholders and/or may have an adverse effect on the price of our common shares. As a result of such influence, we may take actions that our other shareholders do not view as beneficial, which may adversely affect our results of operations and financial condition and cause the value of your investment to decline. Additionally, Oaktree is in the business of making investments in companies and currently holds and may from time to time in the future acquire, interests in the shipping industry that directly or indirectly compete with certain portions of our business. If Oaktree pursues acquisitions or makes further investments in the shipping industry, those acquisitions and investment opportunities may not be available to us, and we have agreed to renounce any interest or expectancy in, or in being offered an opportunity to participate in, any corporate opportunities that may be presented to or become known to Oaktree or any of its affiliates. In addition, the members of the Board of Directors (“Board of Directors”) nominated by Oaktree will have fiduciary duties to us and in addition may have duties to Oaktree. As a result, such circumstances may entail real or apparent conflicts of interest with respect to matters affecting both us and Oaktree, whose interests, in some circumstances, may be adverse to ours.

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

Nasdaq Global Select Market’s (“Nasdaq”) corporate governance rules require, subject to exceptions, listed companies to have, among other things, a majority of their board members be independent and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a “foreign private issuer” (as defined in Rule 3b-4 of the Exchange Act), or FPI, we may follow the laws of the Republic of the Marshall Islands, our home country, with respect to the foregoing requirements. For example, although our Board of Directors currently includes nine members who would likely be deemed independent under the Nasdaq rules, we may in the future have less than a majority of directors who would be deemed independent, as permitted under Marshall Islands law. In addition, as a FPI we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic companies whose securities are registered under the Exchange Act.

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

Our financing arrangements impose a number of restrictions on our ability to pay dividends, and we may not be able to pay dividends even though we have an established dividend policy.

Under the terms of a number of our outstanding financing arrangements, we are subject to various restrictions on our ability to pay dividends. Our financing arrangements prevent us from paying dividends if an event of default exists under our credit facilities or if certain financial ratios are not met. See “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Senior Secured Credit Facilities –– Credit Facility Covenants” for further details. In general, when dividends are paid, they are distributed from our operating surplus, in amounts that allow us to retain a portion of our cash flows to fund vessel or fleet acquisitions and for debt repayment and other corporate purposes, as determined by our management and Board of Directors. In addition, the declaration and payment of dividends, if any, will be subject at all times to the discretion of our Board of Directors. The timing and amount of dividends, if any, will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, if any, the provisions of Marshall Islands law affecting the payment of dividends, future changes in our dividend policy, and other factors, many of which may be beyond our control. Furthermore, the dry bulk shipping industry is volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. In addition, any new shares of common stock issued will increase the cash required to pay future dividends.

The laws of the Republic of Marshall Islands generally prohibit the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares), or if there is no surplus, from the net profits for the current and prior fiscal year, or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus or net profits in the future to pay dividends and our subsidiaries may not have sufficient funds or surplus to make distributions to us. We can give no assurance that dividends will be paid at any level or at all.

Because we are organized under the laws of the Marshall Islands and because substantially all of our assets are located outside of the United States, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are or will be non-residents of the United States and all or a substantial portion of the assets of these non- residents are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against our directors and officers in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors or officers.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our Fourth Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and our Third Amended and Restated Bylaws (the “Bylaws”) and by the Marshall Islands Business Corporations Act (the “MIBCA”). The provisions of the MIBCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the MIBCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of shareholders of companies incorporated in the Marshall Islands may differ from the rights of shareholders of companies incorporated in the United States. While the MIBCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the MIBCA in the Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a relatively more substantial body of case law. Additionally, the Republic of the Marshall Islands does not have a legal provision for bankruptcy or a general statutory mechanism for insolvency proceedings. As such, any bankruptcy action involving our Company would have to be initiated outside of the Marshall Islands, and our shareholders and creditors may experience delays in their ability to recover their claims after any such insolvency or bankruptcy.

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

Our Articles of Incorporation authorize us to issue 300,000,000 common shares, of which 102,857,416 shares were issued and outstanding as of December 31, 2022. In addition, certain shareholders hold registration rights, see “Item 7. Major Shareholders and Related Party Transactions --A. Major Shareholders.” Furthermore pursuant to our two currently effective, At-the-Market offering programs, we may offer and sell a number of our common shares, having an aggregate offering price of up to $150 million at any time and from time to time. As of December 31, 2022, cumulative gross proceeds under our At-the-Market offering programs were $20.2 million. Sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional common shares in the future. Our shareholders may incur dilution from any future equity offering and upon the issuance of additional common shares pursuant to our equity incentive plans.

We may fail to meet the continued listing requirements of Nasdaq, which could cause our common shares to be delisted.

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

The price of our common shares may fluctuate due to factors such as: actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry; mergers and strategic alliances in the dry bulk shipping industry; market conditions in the dry bulk shipping industry; changes in market valuations of companies in our industry; changes in government regulation; the failure of securities analysts to publish research about us, or shortfalls in our operating results from levels forecast by securities analysts; announcements concerning us or our competitors; and the general state of the securities markets. Hence, the market for our common shares may be unpredictable and volatile. Further, there may be no continuing active or liquid public market for our common shares. Consequently, you may not be able to sell the common shares at prices equal to or greater than those paid by you, or you may not be able to sell them at all. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. There can be no guarantee that our stock price will remain at current levels.

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

A.       History and Development of the Company

Star Bulk Carriers Corp. was incorporated in the Marshall Islands on December 13, 2006. Our executive offices are located at c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece and its telephone number is 011-30-210-617-8400. Our registered office is located at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH 96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

Significant Changes to Our Fleet During the Years 2020 -2023

On December 17, 2020, we entered into a definitive agreement with entities affiliated with E.R. Capital Holding GmbH & Cie. KG (“E.R.”), pursuant to which we agreed to acquire three Capesize dry bulk vessels, Star Marilena, Star Bueno and Star Borneo. The vessels are retrofitted with exhaust gas cleaning systems and were delivered to us on January 26, 2021. Consideration for the acquisition was payable in the form of $39.0 million in cash and 2,100,000 of our common shares, which shares were issued on January 26, 2021 to E.R. In connection with this transaction, we granted E.R. certain registration rights and registered the resale of 2,100,000 common shares.

On February 2, 2021, we entered into an agreement with Eneti Inc. (NYSE: NETI), or Eneti, formerly known as Scorpio Bulkers Inc., and certain other parties to acquire seven vessels, consisting of three Ultramax vessels, the Star Athena, the Star Bovarius and the Star Subaru, and four Kamsarmax vessels, the Star Capoeira, the Star Carioca, the Star Lambada and the Star Macarena (collectively, the “Eneti Acquisition Vessels”) by assuming the outstanding lease obligations of the Eneti Acquisition Vessels. As consideration for this transaction we agreed to issue to Eneti 3,000,000 newly issued common shares of the Company. In connection with this transaction, on February 2, 2021 we entered into a registration right agreement with Eneti, which provided Eneti with certain demand registration rights and shelf registration rights. The transaction was completed for six out of seven vessels on March 16, 2021, on which date we issued 2,649,203 of our common shares and assumed the outstanding lease obligations attributable to these six vessels of $86.9 million. On May 19, 2021 we took delivery of Star Athena, the seventh and final vessel. We issued to the relevant affiliates of Eneti 350,797 common shares representing the share consideration for the seventh vessel and we assumed the outstanding lease obligations of $12.7 million associated with the vessel. In addition, we paid an amount of $0.5 million per vessel to the lessors as security for our obligations which amount will progressively be released until May 2025.

On March 3, 2021, we entered into a definitive agreement with a third party to acquire two Eco-type resale 82,000 dwt Kamsarmax vessels, the Star Elizabeth and Star Pavlina, (the “Kamsarmax Resale Vessels”) at a price of $55.0 million in aggregate. The Kamsarmax Resale Vessels were delivered to us on May 25, 2021 and June 16, 2021, respectively, directly from YAMIC yard (a joint venture between Mitsui and New Yangzijiang).

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

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov. These documents and other important information on our governance are posted on our website and may be viewed at https://www.starbulk.com.

B.       Business Overview

We are a leading global shipping company that owns and operates a modern and diverse fleet of dry bulk vessels. Our vessels transport a broad range of major and minor bulk commodities, including iron ore, minerals and grain, bauxite, fertilizers and steel products, along worldwide shipping routes. Our executive management team, which has extensive shipping industry expertise, is led by Mr. Petros Pappas, who has more than 45 years of shipping experience and has managed hundreds of vessel acquisitions and dispositions.

We are committed to integrating Environmental, Social and Governance (“ESG”) practices into our operational and strategic decision making within the scope of our vision to be a leader in sustainable dry bulk shipping. In this respect we are a signatory to the United Nations (UN) Global Compact supporting its Ten Principles on areas of human rights, labor, environment and anticorruption and committing to the broader Sustainable Development Goals of the United Nations. In addition, we publish an annual ESG Report, which presents our ESG strategy and goals, identifies ESG related risks, and reports on our ESG performance across all our business operations. In November 2022, we released our fourth annual ESG Report. All of our ESG Reports may be found on our website at www.starbulk.com. The information on our website is not incorporated by reference into this annual report.

Our ESG Performance:

Environment

We comply with all applicable environmental regulations in a timely and efficient manner, and we implement measures to further reduce our carbon footprint, improve our environmental performance and protect the marine environment. We continuously monitor the performance of our vessels through telemetry and advanced data management systems and take action to improve the energy efficiency of our fleet both operationally and technically, in view of the greenhouse gas (GHG) strategy set for 2030 and 2050 by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”).

•	We have retrofitted our fleet with Exhaust Gas Cleaning Systems (“EGCS”) in order to comply with emissions standards, titled IMO- 2020, set by the IMO.
•	We have an ongoing retrofit program across our entire fleet to comply with the IMO’s Ballast Water Management Convention.
•	We participate in the Poseidon Principles, which establish a framework for assessing and disclosing the climate alignment of ship finance portfolios and are consistent with the policies and ambitions of the IMO to reduce shipping’s total annual GHG emissions by at least 50% by 2050.
•	We collaborate with our charterers within the scope of the Sea Cargo Charter, providing them with our vessel data to enable them to assess and report on the carbon intensity of the chartering activities of these vessels.
•	We have engaged and actively participate in partnerships and alliances that promote sustainability in the maritime sector, including emission control and other environmental initiatives, such as the Global Maritime Forum, the Getting to Zero Coalition, the Clean Shipping Alliance, and the Hellenic Marine Environment Protection Association.
•	We are active participants in the Global Maritime Forum’s Green Corridor project, being signatories to a consortium which assesses the development of an iron ore Green Corridor between Australia and East Asia. The consortium will explore the appropriate conditions to create demand and to feasibly scale zero or near-zero-GHG emission shipping on the corridor.
•	We are active participants in several projects for the development and/or deployment of new green technologies and alternative fuels, including with respect to:
-	the adoption of various latest technology voyage optimization platforms which aim to reduce fuel consumption and therefore our fleet’s CO2 footprint;

-	the installation of energy-saving devices, such as propeller ducts, which aim to reduce the required propulsion power and CO2 emissions of our vessels;
-	piloting and evaluating latest technology anti-fouling paints and hull cleaning technologies to reduce hull resistance and improve vessel’s energy efficiency;
-	the techno-economic feasibility assessment of several zero-emission fuels, including biofuels and green-hydrogen derived fuels such as methanol and ammonia;
-	onboard carbon capture technologies, leveraging also our existing exhaust gas cleaning systems; and
-	the testing of advanced wash-water filtration system onboard our vessels to enable the removal of micro-plastics from port waters.

Social

We are focused on continuously improving our social impact, including with respect to the health, safety and wellbeing of employees, both on board and ashore, to operational excellence, and to community support.

•	The health, safety, security and well-being of our people at sea and on shore is our top priority, especially during the COVID-19 pandemic and the conflict between Russia and Ukraine. For more information with respect to our response to the COVID-19 pandemic and the conflict between Russia and Ukraine, please visit our ESG Report, which may be found on our website at www.starbulk.com. The information on our website is not incorporated by reference into this annual report. We are a signatory to the Neptune Declaration on Seafarer Wellbeing, which promotes the health and safety of seafarers. We are also signatories of the Gulf of Guinea Declaration on Suppression of Piracy.
•	We are dedicated to providing equal employment opportunities and treating our people fairly without regard to race, color, religious beliefs, age, sex, or any other classification.
•	We maintain high retention rates both on board and ashore and work to facilitate the professional development, continuous training and career advancement of our people.
•	During 2022, we implemented a new employee well-being program, which includes but is not limited to flexible working schemes, psychological support services, and employee engagement activities.
•	We are consistently among the top ranked dry bulk operators globally in the RightShip Safety Score.
•	Our community investment activities focus on, but are not limited to, supporting vulnerable groups, sports and youth education in Greece. During 2022 and in collaboration with UNICEF, we also supported Ukrainian women and children who have fled to Greece.

Governance

We apply corporate governance best practices, adhere to high ethical principles and ensure the high commercial performance of our fleet.

•	The Company is governed by a diverse and experienced, majority independent Board of Directors.
•	We have a transparent Code of Ethics and Anti-Corruption Policy in place.
•	We implement strong internal controls structured to ensure robust risk management.
•	We continuously cultivate an open reporting culture with respect to any violations of the Code of Ethics.
•	During 2022, we established an ESG Committee at a Board level to guide and support the company’s ESG strategy.

•	We deploy advanced Enterprise Resource Planning and Business Intelligence systems to enable lean operations and efficient decision making, and are continuously upgrading and enhancing our cybersecurity systems, processes and policies, both in the office and on our vessels, to safeguard the Company from cyber risks.

Our Decarbonization Strategy

We aspire to be frontrunners in the industry’s efforts to reduce GHG emissions and lead by example by applying new technologies and forming alliances with participants that aim to decarbonize the industry.

The five pillars of our decarbonization strategy are:

•	Monitoring of and transparent reporting on our GHG emissions.
•	Improving the energy efficiency of our existing fleet.
•	Identifying and assessing climate related risks and opportunities.
•	Participating in research and development for new technologies and alternative fuels.
•	Developing partnerships and participating in environmental alliances.

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

In addition, pursuant to the IMO sulfur cap regulations, which limited emission to 0.5% m/m sulfur content that came into force in January 2020, we decided to install scrubbers on the vast majority of our vessels (“Scrubber Retrofitting Program”). As of the date of this annual report, we have successfully completed the installation of scrubbers on 120 vessels out of the 128 vessels in our fleet. We believe that the new maritime regulations will have a strong impact on the maritime industry and will distinguish us from other dry bulk owners that will have conventional dry bulk vessels that will not be able to consume less expensive bunker fuel with higher sulfur content. We believe installation of scrubbers has and will continue to increase our competitive advantage commercially making our fleet more attractive to charterers and cargo owners.

Furthermore, we are actively investing in reducing the carbon emissions of our vessels using a variety of technologies such as hull cleaning robots, voyage optimization software, low friction paints and installation of Energy Saving Devices (“ESD”) (mainly Mewis duct and Propeller boss cap fins) on our vessels. During the last year we have completed the installation of 15 ESD on our vessels and we are evaluating further installations in 2023.

The following tables summarize key information about our operating fleet, as of the date of this annual report:

Operating Fleet

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
1	Pearl Shiptrade LLC	Gargantua (1)	209,529	April 2, 2015	2015
2	Star Ennea LLC	Star Gina 2GR	209,475	February 26, 2016	2016
3	Coral Cape Shipping LLC	Maharaj (1)	209,472	July 15, 2015	2015
4	Sea Diamond Shipping LLC	Goliath (1)	207,999	July 15, 2015	2015
5	Star Castle II LLC	Star Leo	207,939	May 14, 2018	2018
6	ABY Eleven LLC	Star Laetitia	207,896	August 3, 2018	2017
7	Domus Shipping LLC	Star Ariadne	207,774	March 28, 2017	2017
8	Star Breezer LLC	Star Virgo	207,774	March 1, 2017	2017
9	Star Seeker LLC	Star Libra	207,727	June 6, 2016	2016
10	ABY Nine LLC	Star Sienna	207,721	August 3, 2018	2017
11	Clearwater Shipping LLC	Star Marisa	207,671	March 11 2016	2016
12	ABY Ten LLC	Star Karlie	207,566	August 3, 2018	2016
13	Star Castle I LLC	Star Eleni	207,517	January 3, 2018	2018
14	Festive Shipping LLC	Star Magnanimus	207,490	March 26, 2018	2018
15	New Era II Shipping LLC	Debbie H	206,823	May 28, 2019	2019
16	New Era III Shipping LLC	Star Ayesha	206,814	July 15, 2019	2019
17	New Era I Shipping LLC	Katie K	206,803	April 16, 2019	2019
18	Cape Ocean Maritime LLC	Leviathan	182,466	September 19, 2014	2014
19	Cape Horizon Shipping LLC	Peloreus	182,451	July 22, 2014	2014
20	Star Nor I LLC	Star Claudine	181,258	July 6, 2018	2011
21	Star Nor II LLC	Star Ophelia	180,716	July 6, 2018	2010
22	Sandra Shipco LLC	Star Pauline	180,233	December 29, 2014	2008
23	Christine Shipco LLC	Star Martha	180,231	October 31, 2014	2010
24	Pacific Cape Shipping LLC	Pantagruel	180,140	July 11, 2014	2004
25	Star Polaris LLC	Star Polaris	179,648	November 14, 2011	2011
26	Star Borealis LLC	Star Borealis	179,601	September 9, 2011	2011
27	Star Nor III LLC	Star Lyra	179,147	July 6, 2018	2009
28	Star Regg V LLC	Star Borneo	178,978	January 26, 2021	2010
29	Star Regg VI LLC	Star Bueno	178,978	January 26, 2021	2010
30	Star Regg IV LLC	Star Marilena	178,977	January 26, 2021	2010

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
31	Star Regg I LLC	Star Marianne	178,841	January 14, 2019	2010
32	Star Regg II LLC	Star Janni	177,939	January 7, 2019	2010
33	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
34	Sky Cape Shipping LLC	Big Fish	177,620	July 11, 2014	2004
35	Global Cape Shipping LLC	Kymopolia	176,948	July 11, 2014	2006
36	Star Trident XXV LLC	Star Triumph	176,274	December 8, 2017	2004
37	ABY Fourteen LLC	Star Scarlett	175,800	August 3, 2018	2014
38	ABY Fifteen LLC	Star Audrey	175,125	August 3, 2018	2011
39	Sea Cape Shipping LLC	Big Bang	174,109	July 11, 2014	2007
40	ABY I LLC	Star Paola	115,259	August 3, 2018	2011
41	ABM One LLC	Star Eva	106,659	August 3, 2018	2012
42	Nautical Shipping LLC	Amami	98,648	July 11, 2014	2011
43	Majestic Shipping LLC	Madredeus	98,648	July 11, 2014	2011
44	Star Sirius LLC	Star Sirius	98,648	March 7, 2014	2011
45	Star Vega LLC	Star Vega	98,648	February 13, 2014	2011
46	ABY II LLC	Star Aphrodite	92,006	August 3, 2018	2011
47	Augustea Bulk Carrier LLC	Star Piera	91,952	August 3, 2018	2010
48	Augustea Bulk Carrier LLC	Star Despoina	91,945	August 3, 2018	2010
49	Star Trident I LLC	Star Kamila	87,001	September 3, 2014	2005
50	Star Nor IV LLC	Star Electra	83,494	July 6, 2018	2011
51	Star Alta I LLC	Star Angelina	82,953	December 5, 2014	2006
52	Star Alta II LLC	Star Gwyneth	82,703	December 5, 2014	2006
53	Star Nor VI LLC	Star Luna	82,687	July 6, 2018	2008
54	Star Nor V LLC	Star Bianca	82,672	July 6, 2018	2008
55	Grain Shipping LLC	Pendulum	82,578	July 11, 2014	2006
56	Star Trident XIX LLC	Star Maria	82,578	November 5, 2014	2007
57	Star Trident XII LLC	Star Markella	82,574	September 29, 2014	2007
58	ABY Seven LLC	Star Jeanette	82,567	August 3, 2018	2014
59	Star Trident IX LLC	Star Danai	82,554	October 21, 2014	2006
60	Star Sun I LLC	Star Elizabeth	82,430	May 25, 2021	2021
61	Star Sun II LLC	Star Pavlina	82,361	June 16, 2021	2021
62	Star Trident XI LLC	Star Georgia	82,281	October 14, 2014	2006
63	Star Trident VIII LLC	Star Sophia	82,252	October 31, 2014	2007
64	Star Trident XVI LLC	Star Mariella	82,249	September 19, 2014	2006
65	Star Trident XIV LLC	Star Moira	82,220	November 19, 2014	2006
66	Star Trident X LLC	Star Renee	82,204	December 18, 2014	2006
67	Star Trident XIII LLC	Star Laura	82,192	December 8, 2014	2006
68	Star Trident XV LLC	Star Jennifer	82,192	April 15, 2015	2006
69	Star Nor VIII LLC	Star Mona	82,188	July 6, 2018	2012
70	Star Trident II LLC	Star Nasia	82,183	August 29, 2014	2006
71	Star Nor VII LLC	Star Astrid	82,158	July 6, 2018	2012
72	Star Trident XVII LLC	Star Helena	82,150	December 29, 2014	2006
73	Star Trident XVIII LLC	Star Nina	82,145	January 5, 2015	2006
74	Waterfront Two LLC	Star Alessia	81,944	August 3, 2018	2017
75	Star Nor IX LLC	Star Calypso	81,918	July 6, 2018	2014

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
76	Star Elpis LLC	Star Suzanna	81,644	May 15, 2017	2013
77	Star Gaia LLC	Star Charis	81,643	March 22, 2017	2013
78	Mineral Shipping LLC	Mercurial Virgo	81,502	July 11, 2014	2013
79	Star Nor X LLC	Stardust	81,502	July 6, 2018	2011
80	Star Nor XI LLC	Star Sky	81,466	July 6, 2018	2010
81	Star Zeus VI LLC	Star Lambada	81,272	March 16, 2021	2016
82	Star Zeus I LLC	Star Capoeira	81,253	March 16, 2021	2015
83	Star Zeus II LLC	Star Carioca	81,199	March 16, 2021	2015
84	Star Zeus VII LLC	Star Macarena	81,198	March 6, 2021	2016
85	ABY III LLC	Star Lydia	81,187	August 3, 2018	2013
86	ABY IV LLC	Star Nicole	81,120	August 3, 2018	2013
87	ABY Three LLC	Star Virginia	81,061	August 3, 2018	2015
88	Star Nor XII LLC	Star Genesis	80,705	July 6, 2018	2010
89	Star Nor XIII LLC	Star Flame	80,448	July 6, 2018	2011
90	Star Trident III LLC	Star Iris	76,390	September 8, 2014	2004
91	Star Trident XX LLC	Star Emily	76,339	September 16, 2014	2004
92	Orion Maritime LLC	Idee Fixe	63,437	March 25, 2015	2015
93	Primavera Shipping LLC	Roberta	63,404	March 31, 2015	2015
94	Success Maritime LLC	Laura	63,377	April 7, 2015	2015
95	Star Zeus III LLC	Star Athena	63,371	May 19, 2021	2015
96	Ultra Shipping LLC	Kaley	63,261	June 26, 2015	2015
97	Blooming Navigation LLC	Kennadi (1)	63,240	January 8, 2016	2016
98	Jasmine Shipping LLC	Mackenzie (1)	63,204	March 2, 2016	2016
99	Star Lida I Shipping LLC	Star Apus	63,123	July 16, 2019	2014
100	Star Zeus V LLC	Star Bovarius	61,571	March 16, 2021	2015
101	Star Zeus IV LLC	Star Subaru	61,521	March 16, 2021	2015
102	Star Nor XV LLC	Star Wave	61,491	July 6, 2018	2017
103	Star Challenger I LLC	Star Challenger (1)	61,462	December 12, 2013	2012
104	Star Challenger II LLC	Star Fighter (1)	61,455	December 30, 2013	2013
105	Aurelia Shipping LLC	Honey Badger (1)	61,324	February 27, 2015	2015
106	Star Axe II LLC	Star Lutas (1)	61,323	January 6, 2016	2016
107	Rainbow Maritime LLC	Wolverine (1)	61,268	February 27, 2015	2015
108	Star Axe I LLC	Star Antares (1)	61,234	October 9, 2015	2015
109	ABY Five Ltd	Star Monica	60,935	August 3, 2018	2015
110	Star Asia I LLC	Star Aquarius	60,873	July 22, 2015	2015
111	Star Asia II LLC	Star Pisces (1)	60,873	August 7, 2015	2015
112	Star Nor XIV LLC	Star Glory	58,680	July 6, 2018	2012
113	Star Lida XI Shipping LLC	Star Pyxis	56,615	August 19, 2019	2013
114	Star Lida VIII Shipping LLC	Star Hydrus	56,604	August 8, 2019	2013
115	Star Lida IX Shipping LLC	Star Cleo	56,582	July 15, 2019	2013
116	Star Trident VII LLC	Diva	56,582	July 24, 2017	2011
117	Star Lida VI Shipping LLC	Star Centaurus	56,559	September 18, 2019	2012
118	Star Lida VII Shipping LLC	Star Hercules	56,545	July 16, 2019	2012
119	Star Lida X Shipping LLC	Star Pegasus	56,540	July 15, 2019	2013

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
120	Star Lida III Shipping LLC	Star Cepheus	56,539	July 16, 2019	2012
121	Star Lida IV Shipping LLC	Star Columba	56,530	July 23, 2019	2012
122	Star Lida V Shipping LLC	Star Dorado	56,507	July 16, 2019	2013
123	Star Lida II Shipping LLC	Star Aquila	56,506	July 15, 2019	2012
124	Star Regg III LLC	Star Bright	55,783	October 10, 2018	2010
125	Glory Supra Shipping LLC	Strange Attractor	55,715	July 11, 2014	2006
126	Star Omicron LLC	Star Omicron	53,444	April 17, 2008	2005
127	Star Zeta LLC	Star Zeta	52,994	January 2, 2008	2003
128	Star Theta LLC	Star Theta	52,425	December 6, 2007	2003
		Total dwt	14,072,068

(1)	Subject to a sale and leaseback financing transaction, as further described in Note 7 to our audited consolidated financial statements included in this annual report.

Our Competitive Strengths

We believe that we possess a number of competitive strengths in our industry, including:

We manage a large, high quality, scrubber fitted modern fleet

We own a modern, diverse, high quality fleet of 128 dry bulk carrier vessels with an aggregate capacity of 14.1 million dwt and an average age of 11.0 years. In addition, 120 out of the 128 vessels in our fleet are retrofitted with exhaust gas cleaning systems.

We believe that owning a large, modern, high quality fleet allows us to maintain competitive operating costs, achieve high safety standards, and secure favorable time charters. We maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea, and adopting a comprehensive maintenance program for each vessel. Furthermore, we take a proactive approach to safety and environmental protection through comprehensively planned maintenance systems, preventive maintenance programs and by retaining and training qualified crews.

Based on the scale, scope and quality of our fleet and our commercial and technical management capabilities and because much of our fleet is currently chartered on the spot market, we believe we are well-positioned to manage the cyclicality of the dry bulk market.

The scale of our fleet also enables us to pilot and assess new technologies on board our vessels, including but not limited to energy efficiency and cybersecurity technologies, as well as to attract talented professionals both on board our vessels and in our offices.

In-house and integrated commercial and technical management of our fleet enable us to have competitive operating expenses and high vessel maintenance, environmental and operating standards

We conduct a significant portion of the commercial and technical management of our vessels in-house through our wholly owned subsidiaries, Star Bulk Management Inc., Star Bulk Shipmanagement Company (Cyprus) Limited and Starbulk S.A. We believe having control over the commercial and technical management provides us with a competitive advantage over many of our competitors by allowing us to monitor our operations more closely and to offer higher quality performance, reliability and efficiency in arranging charters and the maintenance of our vessels.

We also believe that these management capabilities contribute significantly in maintaining a lower level of vessel operating and maintenance costs, while ensuring high standards in the safety, security, quality and environmental performance of our operations.

Focus on advanced business systems, data and analytics, including new measures and technologies to improve fuel and energy efficiency.

We deploy advanced systems to support our business operations and everyday decision-making, including Enterprise Resource Planning, Business Intelligence, and e-procurement platforms. In response to the increased environmental regulations around decarbonization, we have also focused our attention on improving the sustainability and fuel efficiency of our operations. A number of vessels in our fleet have been equipped with a sophisticated vessel performance monitoring system (“VPM”), allowing us to collect real-time information on the performance of important equipment, with a particular focus on vessel performance, fuel consumption and exhaust gas emissions. The system is designed to enhance our operational knowledge and increase the efficiency of our trading and of our vessel maintenance. We continue to invest in further digitalization of our fleet and aim to have VPM sensors and equipment further installed onboard all of our vessels by the end of 2023.

Furthermore we take operational measures, including speed reduction, weather routing, voyage optimization and have planned further technical upgrades to our fleet, such as the use of ESD and low friction hull paints in order to reduce fuel consumption and emissions. We plan to use underwater ROV (Remotely Operated Vehicles) for inspecting and cleaning the underwater hulls of our vessels. We also plan to proceed with EPL (Engine Power Limitation) in order to meet the IMO EEXI (Energy Efficiency Existing Ship Index) requirements.

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

Experienced management team with a strong track record in the shipping industry and extensive relationships with customers, lenders, shipyards and other shipping industry participants

Our company’s leadership has considerable shipping industry expertise. Our founder and Chief Executive Officer, Mr. Pappas, has an established track record in the dry bulk industry, with more than 45 years of experience and hundreds of vessel acquisitions and dispositions, including through his family’s principal shipping operations and investment vehicle, Oceanbulk Maritime S.A. Mr. Pappas also has long-standing relationships in the shipping industry, which he has leveraged with shipbuilders, among others, in the past to implement our newbuilding program with vessels of high specification.

Through Mr. Pappas, our management team, and our senior professionals, we also have strong global relationships with shipping companies, charterers, regulators, shipyards, brokers and commercial shipping lenders. Further, our team’s long track record in the voyage and time chartering of dry bulk ships allows us to continue successfully chartering our vessels in all economic environments. Our reputation as a creditworthy counterparty allows us to have access to attractive asset acquisitions, chartering and ship financing opportunities. Our experienced technical management team is well-equipped in managing relationships with port authorities, classification societies, shipyards and other international organizations.

For more information on our management team, see “Item 6. Directors, Senior Management and Employees-A. Directors and Senior Management.”

Our Business Strategies

Our vision is to be a global leader in sustainable dry bulk shipping. In that respect, we strive to continue operating our fleet safely and profitably as well as to continue growing our owned and managed fleet sustainably. The key elements of our strategy are:

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

We are also party of a Capesize vessel pooling agreement (“Capesize Chartering Ltd or CCL Pool or CCL”) with Bocimar International NV, and C Transport Holding Ltd, managed by C Transport Maritime S.A.M (CTM). As of December 31, 2022, we operated approximately 40 of our Newcastlemax and Capesize dry bulk vessels as part of one combined CCL fleet. The CCL fleet consists of approximately 110 modern Newcastlemax and Capesize vessels and is being managed out of Athens, Singapore and Antwerp. Each vessel owner is responsible for the operating, accounting and technical management of its respective vessels. The objective of this pool is to provide improved scheduling through joint marketing of our Newcastlemax and Capesize vessels, with the overall aim of enhancing economic efficiencies.

In 2020, we established a new wholly-owned subsidiary based in Singapore under the name Star Bulk (Singapore) Pte. Ltd. (or “Star Bulk Singapore”). Star Bulk Singapore charters-in a number of third-party vessels on a short- to medium- term basis to increase our operating capacity in order to satisfy our clients’ needs and to expand our commercial capability and access to charterers and cargoes in Asia.

Expand and renew our fleet through opportunistic acquisitions of high-quality vessels at attractive prices

If market conditions continue to improve, we may opportunistically acquire high-quality vessels at attractive prices that are accretive to our cash flow. We also look to opportunistically renew our fleet by replacing older vessels that have higher maintenance and survey costs and lower operating efficiencies with newer vessels that have lower operating costs, fewer maintenance and survey requirements, lower fuel consumption and overall enhanced commercial attractiveness to our charterers. When evaluating acquisitions, we will consider and analyze, among other things, our expectations of fundamental developments in the dry bulk shipping industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications with particular regard to fuel consumption, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. We believe that these circumstances combined with our management’s knowledge of the shipping industry may present an opportunity for us to continue to grow our fleet at favorable prices.

Maintain a strong balance sheet through optimization of use of leverage

We finance our fleet with a mix of debt and equity, and we intend to optimize use of leverage over time, even though we may have the capacity to obtain additional financing. As of December 31, 2022, our debt to total capitalization ratio was approximately 40%. Charterers have increasingly favored financially solid vessel owners, and we believe that our balance sheet strength will enable us to access more favorable chartering opportunities, as well as give us a competitive advantage in pursuing vessel acquisitions from commercial banks and shipyards, which in our experience have recently displayed a preference for contracting with well-capitalized counterparties.

Maintain competitive costs and safeguard high quality standards

We continuously monitor our operating, voyage, and general and administrative costs and strive to be as lean and efficient as possible, without sacrificing the safety, security, quality and environmental standards of our fleet and our operations. Our experienced and skilled technical management team, as well as our competent crews on board, work hard to maintain and exceed the quality standards of our customers and other constituents, as well as to ensure the health, safety and security of our people on the vessels, and to minimize the impact of our operations on the environment.

Be a leader in ESG practices in the dry bulk shipping sector

We are committed to integrating ESG practices across all business operations, and to reporting on our ESG strategy and performance in a transparent and comprehensive way. We comply with environmental regulations in a timely and efficient manner while we continuously monitor and aim to reduce our environmental footprint. We assess, pilot and implement new technologies which are aimed at improving our environmental performance. On the social front, we focus on our people’s well-being and professional development, both on board our vessels and in the office, while fostering an equitable, inclusive and diverse working environment. We support our local community through donations, sponsorships and pro-bono work, towards vulnerable groups, education, sports and the environment. Our approach to corporate governance includes high ethical standards and transparent and efficient structures as well as robust risk management systems.

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

As of December 31, 2022, we had 209 employees engaged in the day to day management of our fleet, including our executive officers, through Star Bulk Management Inc., Star Bulk Shipmanagement Company (Cyprus) Limited and Starbulk S.A. which employ a number of shore-based executives and employees, designed to ensure the efficient performance of our activities. We reimburse and/or advance funds as necessary to our in-house managers in order for them to conduct their activities and discharge their obligations, at cost.

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

Star Bulk Shipmanagement Company (Cyprus) Limited provides technical and operation management services to 11 of our vessels. The management services include arrangement and supervision of dry docking, repairs, insurance, regulatory and classification society compliance, provision of crew, appointment of surveyors and technical consultants.

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

Following the completion of the acquisition of certain vessels from Augustea Atlantica SpA (“Augustea”) and York Capital Management (“York”) in 2018, (the “Augustea Vessels”), we appointed Augustea Technoservices Ltd., an entity affiliated with certain of the sellers of the corresponding transaction and specifically with one of the Company’s directors, Mr. Zagari (see “Item 6. Directors, Senior Management and Employees-A. Directors and Senior Management”) as the technical manager of certain of our vessels. During 2021 and 2022, certain management services of the vessels previously managed by Augustea Technoservices Ltd were appointed to Iblea Ship Management Limited, an entity also affiliated with Mr. Zagari. Up until June 2022, the management agreements with Augustea Technoservices Ltd were progressively terminated.

During 2018 and 2019, we also appointed Equinox Maritime Ltd., Zeaborn GmbH & Co. KG and Technomar Shipping Inc., which are third party management companies, to provide certain management services to our vessels.

During 2022, the management of certain vessels previously managed by Iblea Ship Management Limited and Technomar Shipping Inc transitioned from third party to in-house management. In 2022 all management agreements with Technomar Shipping Inc were terminated. As of December 31, 2022, Equinox Maritime Ltd., Zeaborn GmbH & Co. KG and Iblea Ship Management Limited provide technical, operation and crewing management services to 25 of the 128 vessels in our fleet. Please also see “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions.”

Basis for Statements

The International Dry Bulk Shipping Industry

Dry bulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. In 2022, based on preliminary figures, it is estimated that approximately 5.34 billion tons of dry bulk cargo was transported by sea.

The demand for dry bulk carrier capacity is derived from the underlying demand for commodities transported in dry bulk carriers, which is influenced by various factors such as broader macroeconomic dynamics, globalization trends, industry specific factors, geological structure of ores, political factors, and weather. The demand for dry bulk carriers is determined by the volume and geographical distribution of seaborne dry bulk trade, which in turn is influenced by general trends in the global economy and factors affecting demand for commodities. During the 1980s and 1990s seaborne dry bulk trade increased by 1-2% per annum. However, over the last fifteen years, between 2008 and 2022, seaborne dry bulk trade increased at a compound annual growth rate of 2.7%, substantially influenced by the entrance of China in the World Trade Organization. Seaborne world trade decreased by 2.2% during 2022 due to the ongoing conflict in Ukraine, the decrease in Chinese imports as a result of China’s then-existing zero-Covid policy and weaker global economic outlook linked to surging commodity prices, the energy crisis, a strong US dollar, high inflation and increases to interest rates. The global dry bulk carrier fleet may be divided into seven categories based on a vessel’s carrying capacity. These main categories consist of:

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

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss, and the demand for dry bulk shipping is often dependent on economic conditions, and international trade. The historically low dry bulk charter rates seen in 2016 acted as a catalyst for ship owners, who scrapped a significant number of vessels, until equilibrium between demand and supply of vessels was achieved. Based on our analysis of industry dynamics, we believe that dry bulk charter rates will remain strong in the medium term due to historically low vessel deliveries. As of January 1, 2023, the global dry bulk carrier order book amounted to approximately 7.3% of the existing fleet at that time, marginally above the record low of the last 30 years. During 2022, a total of 4.7 million dwt was scrapped, which was the second lowest figure in the last 15 years as the freight market remained well above the historical average. Historically, from 2008 to 2022, vessel annual demolition rate averaged 15.4 million dwt per year, with a high of 33.3 million dwt scrapped in 2012. Given the low dry bulk order book, the uncertainty on future propulsion as a result of upcoming environmental regulations and the limited shipyard capacity, vessel supply is likely to be constrained during the next years, while demand for seaborne trade is expected to surpass vessel supply resulting in increased fleet utilization and elevated freight rates. While the charter market remains at current levels, we intend to operate our vessels in the spot market under short-term time charters or voyage charters in order to benefit from the increased freight rates and the attractiveness of our scrubber-equipped vessels.

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

Dry bulk shipping is a cyclical industry and charter hires are subject to high volatility. The BDI reached a historic high of 11,793 in May 2008 and a low of 290 in February 2016, which represents a decline of 98%. In 2022, the BDI ranged from a low of 965 in August 2022, to a high of 3,369 in May 2022. Even though 2022 charter hire levels ranged well above the lows of 2016, there can be no assurance that the market will not decline again. As of February 16, 2023, the BDI stood at 530.

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

Furthermore, we established a standardized and structured process to ensure completeness, consistency and accuracy in our emissions related monitoring and reporting process for worldwide, EU and UK operations, including with respect to the Monitoring, Reporting and Verification (MRV) regulation and the IMO Data Collection System (DCS), as well as the relevant monitoring plans and advanced data collection, analysis, monitoring and reporting systems through our VPM system. As part of the data collection and key performance indicators’ calculation process we use our in-house developed VPM system, which provides accurate and real time information regarding the performance of our vessels. Additionally, with the introduction of IMO DCS, EU MRV, and UK MRV, the reported CO2 emissions of our vessels are also subjected to third party verification by an independent accredited verifier.

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

Further to the above, the Company has become certified for ISO 26000, 27001 and 31000 standards and guidelines pertaining to social responsibility, cybersecurity and risk management. These standards serve to ensure our compliance with best practices in these areas.

In addition, RightShip, which is a voluntary compliance requirement but a highly desirable chartering verifier among top charterers, is also demanding compliance with their standards regarding environmental acceptability based on a number of variables and factors important in the maritime industry.

Additionally, now that the EEXI has come into force, RightShip is in the process of incorporating EEXI requirements in their platform for assessment and recommendation purposes.

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

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons) and emissions from shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. We ensure that all of our vessels are in full compliant in all material respects with these regulations.

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

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI established procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean Sea area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. The Mediterranean Sea Emission Control Area for Sulphur Oxides and Particulate Matter was approved at MEPC 78 and was formally designated during MEPC 79 in December 2022. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

Additionally, MEPC 75 introduced amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduced requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the amendments require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP will need to include certain mandatory content. MEPC 75 also approved amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The amendments introduced at MEPC 75 were adopted at the MEPC 76 session in June 2021 and entered into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic.

Any vessels that will not meet this new EEXI requirement will need to limit their propulsion power and/or adopt energy-saving/emission reducing technology, through retrofits, to reach compliant levels. This creates a vast array of implications for the shipping industry going forward. Recycling of older ships could accelerate as the investments to comply with regulations may be very costly. One of the most efficient ways of reducing emissions is reducing vessel power and therefore speed, this would in turn limit the supply. The Company owns one of the most modern and fuel-efficient fleets in the industry.

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

The majority of our fleet is fitted with Exhaust Gas Cleaning Systems, which reduce the sulfur content of the exhaust gas emissions.

We may incur costs to comply with the revised standards mentioned above. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause additional substantial expenses to be incurred. At MEPC 77, the nations agreed to revise the initial strategy, aiming to strengthen the “levels of ambition.” The revised strategy will be considered by MEPC 80 in spring 2023.

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

In line with the best practices that the Company applies throughout onboard and ashore procedures, the SMS has been developed to fully comply with the Dry-BMS standards set out by Rightship.

Specialization and accuracy being the key to this, the Company has developed two plans for ashore procedures and seven plans for onboard procedures, targeting the responsible personnel and crew members, respectively.

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. The amendments, which entered into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems must be incorporated by ship-owners and managers no later than the first annual verification of the Company’s Document of Compliance after 1 January 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of future regulations is hard to predict at this time. Our Company has already taken the necessary steps to ensure data integrity and full compliance both from the office side and on board our vessels. The Company is in the process of becoming fully certified for ISO27001, with the first stage already completed. The vessels are being monitored under the existing cybersecurity requirements, required by the IMO as well as the additional best practices by other entities. Each vessel has a ship-specific cybersecurity plan, and its IT and OT systems have been inventoried, in order for the relevant hazards to be identified.

This ship specific plan has been developed for each vessel covering the requirements according to the updated regulations as well as additional precautions to be maintained on multiple accounts. Detailed pieces of information have been added, pertaining to the software and cybersecurity on board and additional measures have been taken to protect the integrity of our vessels. Specific policies have been developed to that effect, such as cybersecurity, email usage, password, device, workstation policies, etc. Very specific guidelines have been provided to the Masters and crew members regarding their conduct when facing the authorities and what dos and don’ts should be adhered to, in order for the cyber requirements to be fulfilled at all times.

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

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions such as the United States, where neither the International Convention on Civil Liability for Oil Pollution Damage (which imposes liability for oil pollution damage resulting from maritime casualties involving oil-carrying ships on the owner of the ship) nor the Bunker Convention have been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis. Our vessels are all currently holders of these certificates issued by the respective flag administrations, based on the evidence of coverage issued by the respective P&I clubs.

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

In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the International Anti- fouling System (IAFS) Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. These amendments were formally adopted at MEPC 76 in June 2021. Our fleet already complies with this regulation.

We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

Further to the above and in continuation to enhanced bio-fouling requirements in Australia and New Zealand, the vessels are undergoing stricter review, compliance and corresponding record keeping processes, and inspections are becoming increasingly frequent and demanding.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective March 23, 2023, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,300 per gross ton or $1,076,000 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility. All of our vessels arriving at U.S. or Canadian ports are covered under a COFR - Certificate of Financial Responsibility.

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

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation. Cybersecurity is also a top priority with the U.S. Coast Guard, and they announced a concentrated campaign to assist in identifying and addressing cybersecurity vulnerabilities during the first quarter of the year 2023. The cybersecurity of our vessels continues to improve through hands-on training, campaigns and external assistance/equipment provision.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition, which was subject to public comment until February 7, 2022.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current USCG ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under CWA, requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the USCG to develop implementation, compliance and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and USCG regulations are finalized. Non-military, non- recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports.

All of our vessels submit their NOIs/eNOIs to the USCG and their flag administration accordingly within the required timeframes. Compliance with the EPA, USCG and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market. On December 18, 2022, the European Parliament formally agreed to include the maritime sector beginning in 2024 and phasing the sector in over a two-year period. This will require shipowners to buy permits to cover these emissions.

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

International Labor Organization

The International Labor Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance are required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. All of our vessels have been awarded an MLC certificate following the relevant MLC inspection carried out on board and they have been approved for DMLC Part II by the ROs/flag administration in compliance with the requirements set out in the DMLC Part I issued by the respective flag administrations accordingly.

The Company fully complies with the financial responsibility and abandonment clauses of the regulatory framework.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives in various jurisdictions intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 (“MTSA”). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

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

The managed vessels, depending on the flag administration requirements, are inspected during the stipulated periodicities. These inspections are arranged on a timely basis and the findings (if any) are addressed for corrective actions, close-out and acceptance purposes. The findings are also finally reviewed by the relevant flag administration, in order to record the actions taken by the Company and close-out the findings on their systems.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or “P&I Associations,” and covers our third- party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

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

Ensuring Compliance with Environmental Regulations

Other aspects of our environmental compliance include:

•	Refrigerant Allowance: We have banned all the types of refrigerants that significantly affect the ozone layer such as R22 in order to reduce the Global Warming Potential (GWP). Additionally, during possible maintenance activities both in our offices and on vessels, we use eco-friendly refrigerants that do not affect the ozone layer such as R407 and R404. In compliance with EU 517/2014 regulation, stipulating restriction to the use of refrigerants exceeding GWP of 2500, we are using eco-friendly refrigerants in 30% of our fleet and we expect that 100% of our fleet will have installed eco-friendly refrigerants within the next 5 years.
•	Biodegradable Lubricants: We are using these types of biodegradable lubricants proactively in the majority of our fleet regardless of their destination. Biodegradable lubricants are eco-friendly lubricants which are mandatory for vessels that transport cargo or have the United States as destination ports.
•	We had proactively taken immediate steps to comply in 2019 with certain provisions of EU regulation (1257/2013 on Ship recycling) that took effect on December 31, 2020. The regulation refers to vessel recycling activities and the identification and monitoring of hazardous materials, including:
•	Asbestos.
•	PCBs.
•	Ozone depleting substances.
•	PFOS.
•	Anti-fouling systems containing organotin compounds as a biocide.

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

Further to the above, RightShip has adjusted their inspection questionnaires in order to review the vessels’ compliance with the Dry-BMS standards, which are now in full effect and applied on board.

C.       Organizational Structure

As of December 31, 2022, we are the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under “Item 18. Financial Statements.”

D.       Property, Plant and Equipment

We do not own any real property. Our interests in the vessels in our fleet are our only material properties. See “Item 4. Information on the Company-B. Business Overview-General.”

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with “Item 4. Business Overview” and our historical consolidated financial statements and accompanying notes included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in “Item 3. Key Information-D. Risk Factors” and elsewhere in this annual report.

We are a global shipping company with extensive operational experience that owns and operates a fleet of dry bulk carrier vessels. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes.

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

Key Performance Indicators

Our business consists primarily of:

•	employment and operation of dry bulk vessels constituting our operating fleet; and
•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of dry bulk vessels constituting our operating fleet.
•	The employment and operation of our vessels require the following main components:
-	vessel maintenance and repair;
-	crew selection and training;
-	vessel spares and stores supply;
-	contingency response planning;
-	onboard safety procedures auditing;
-	accounting;

-	vessel insurance arrangement;
-	vessel chartering;
-	vessel security training and security response plans pursuant to the requirements of the ISPS Code;
-	obtaining ISM Code certification and audits for each vessel within the six months of taking over a vessel;
-	vessel hire management;
-	vessel surveying; and
-	vessel performance monitoring.
•	The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:
-	management of our financial resources, including banking relationships (i.e., administration of bank loans and bank accounts);
-	management of our accounting system and records and financial reporting;
-	administration of the legal and regulatory requirements affecting our business and assets; and
-	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	charter rates and duration of our charters;
•	age, condition and specifications of our vessels
•	levels of vessel operating expenses;
•	depreciation and amortization expenses;
•	fuel costs;
•	financing costs; and
•	fluctuations in foreign exchange rates.

We believe that the important measures for analyzing trends in the results of operations consist of the following:

•	Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was part of our owned fleet during the period divided by the number of calendar days in that period.
•	Ownership days are the total number of calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.
•	Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and for vessels’ improvements and upgrades. The available days for the years ended December 31, 2020, 2021 and 2022 were also decreased by off-hire days relating to disruptions in connection with crew changes as a result of the COVID-19 pandemic. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies due to differences in methods of calculation.

•	Charter-in days are the total days that we charter-in vessels not owned by us.
•	Time charter equivalent rate. Represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements) (please refer below for its detailed calculation).
•	Daily operating expenses: Average daily operating expenses per vessel are calculated by dividing vessel operating expenses by Ownership days.

The following table presents selected consolidated financial and other data of Star Bulk for each of the five years in the five year period ended December 31, 2022. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” Excluding fleet data, the selected consolidated financial data of Star Bulk is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Our audited consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2020, 2021 and 2022 and the consolidated balance sheets at December 31, 2021 and 2022, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety. The historical results included below and elsewhere in this document are not necessarily indicative of the future performance of Star Bulk.

CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands of U.S. Dollars, except per share and share data)

	2018	2019	2020	2021	2022
Voyage revenues	651,561	821,365	693,241	1,427,423	1,437,156

Voyage expenses	121,596	222,962	200,058	226,111	286,534
Charter-in hire expenses	92,896	126,813	32,055	14,565	21,020
Vessel operating expenses	128,872	160,062	178,543	208,661	228,616
Dry docking expenses	8,970	57,444	23,519	30,986	47,718
Depreciation	102,852	124,280	142,293	152,640	156,733
Management fees	11,321	17,500	18,405	19,489	19,071
General and administrative expenses	33,972	34,819	31,881	39,500	56,826
Loss on bad debt	722	1,607	373	629	677
(Gain)/ Loss on forward freight agreements and bunker swaps, net	447	(4,411)	(16,156)	(3,564)	1,451
Impairment loss	17,784	3,411	-	-	-
Loss on write-down of inventory	-	-	-	-	17,326
Other operational loss	191	110	1,513	2,214	2,380
Other operational gain	-	(2,423)	(3,231)	(2,110)	(8,794)
(Gain)/Loss on time charter agreement termination	-	-	-	(1,102)	-
(Gain) / Loss on sale of vessels	-	5,493	-	-	-
	519,623	747,667	609,253	688,019	829,558
Operating income / (loss)	131,938	73,698	83,988	739,404	607,598
Interest and finance costs	(73,715)	(87,617)	(69,555)	(56,036)	(52,578)
Interest income and other income / (loss)	1,866	1,299	267	315	7,050
Gain / (loss) on interest rate swaps, net	707	-	-	-	-
Gain/(Loss) on debt extinguishment	(2,383)	(3,526)	(4,924)	(3,257)	4,064
Total other expenses, net	(73,525)	(89,844)	(74,212)	(58,978)	(41,464)

Income/ (Loss) before taxes and equity in income of investee	58,413	(16,146)	9,776	680,426	566,134
Income taxes	(61)	(109)	(152)	(16)	(244)
Income / (Loss) before equity in income of investee	58,352	(16,255)	9,624	680,410	565,890
Equity in income of investee	45	54	36	120	109
Net income / (loss)	58,397	(16,201)	9,660	680,530	565,999
Earnings / (loss) per share, basic	0.76	(0.17)	0.10	6.73	5.54
Earnings / (loss) per share, diluted	0.76	(0.17)	0.10	6.71	5.52
Weighted average number of shares outstanding, basic	77,061,227	93,735,549	96,128,173	101,183,829	102,153,255

Weighted average number of shares outstanding, diluted	77,326,111	93,735,549	96,281,389	101,479,072	102,536,966

CONSOLIDATED BALANCE SHEET AND OTHER FINANCIAL DATA

(In thousands of U.S. Dollars, except per share data)

	2018	2019	2020	2021	2022
Cash and cash equivalents	204,921	117,819	183,211	450,285	269,754
Current Assets	298,836	266,042	307,411	682,924	502,092
Advances for vessels under construction and acquisition of vessels	59,900	-	-	-	-
Vessels and other fixed assets, net	2,656,108	2,965,527	2,877,119	3,013,038	2,881,551
Total assets	3,022,137	3,238,671	3,191,793	3,754,719	3,433,624
Current liabilities (including current portion of long-term bank loans and short-term lease financing)	222,717	310,931	266,432	290,796	282,555
Total long-term bank loans including long term lease financing, excluding current portion, net of unamortized loan and lease issuance costs	1,226,744	1,330,420	1,321,116	1,334,593	1,103,233
8.00% 2019 Notes and 8.30% 2022 Notes, net of unamortized notes issuance costs	48,410	48,821	49,232	-	-
Common shares	926	961	971	1,023	1,029
Total Shareholders’ equity	1,520,045	1,544,040	1,549,527	2,080,018	2,019,342
Total liabilities and shareholders’ equity	3,022,137	3,238,671	3,191,793	3,754,719	3,433,624

OTHER FINANCIAL DATA
Dividends declared (nil, $0.05, $0.05, $2.25 and $6.50)	-	4,804	4,804	230,473	668,464
Net cash provided by/(used in) operating activities	169,009	88,525	170,552	767,071	769,898
Net cash provided by/(used in) investing activities	(325,327)	(279,837)	(66,334)	(121,263)	(20,872)
Net cash provided by/(used in) financing activities	96,695	103,697	(34,949)	(368,068)	(935,953)
FLEET DATA
Average number of vessels	87.7	112.1	116.0	125.4	128.0
Total ownership days for fleet	32,001	40,915	42,456	45,759	46,720
Total available days for fleet	31,614	36,403	40,274	44,059	44,207
Charter-in days for fleet	5,089	6,843	1,414	571	913
AVERAGE DAILY RESULTS
(In U.S. Dollars)
Time charter equivalent	13,796	13,027	11,789	26,978	25,461
Vessel operating expenses	4,027	3,912	4,205	4,560	4,893

Time Charter Equivalent Rate (TCE rate)

Time charter equivalent rate (the “TCE rate”) represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements). TCE rate is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE rate is determined by dividing a) voyage revenues (net of voyage expenses, charter-in hire expense and amortization of fair value of above/below-market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps) by b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. In the calculation of TCE rates, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by our peers. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE rate may not necessarily be comparable to TCE rates of other companies due to differences in methods of calculation. We include TCE rate, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and assists investors and our management in evaluating our financial performance.

The following table reflects the calculation and reconciliation of TCE rate to voyage revenues as reflected in the consolidated statement of operations:

(In thousands of U.S. Dollars, except for TCE rates)	Year ended December 31, 2020	Year ended December 31, 2021	Year ended December 31, 2022
Voyage revenues	$ 693,241	$ 1,427,423	$ 1,437,156
Less:
Voyage expenses	(200,058)	(226,111)	(286,534)
Charter-in hire expenses	(32,055)	(14,565)	(21,020)
Realized gain/(loss) on FFAs/bunker swaps	14,861	2,056	(4,034)
Amortization of fair value of below/above market acquired time charter agreements, net	(1,184)	(187)	-
Time charter equivalent revenues	$474,805	$1,188,616	$1,125,568

Available days	40,274	44,059	44,207
Daily Time Charter Equivalent Rate (“TCE”)	$ 11,789	$ 26,978	$ 25,461

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

Loss on Write-Down of Inventory

Loss on write-down of inventory results from the valuation of the bunkers remaining onboard our vessels following the decrease of bunkers’ net realizable value compared to their historical cost as of each period end.

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

Gain/(Loss) on Forward Freight Agreements and Bunker Swaps, net

When deemed appropriate from a risk management perspective, we take positions in freight derivatives, including freight forward agreements (the “FFAs”) and freight options with an objective to utilize those instruments as economic hedges that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. Our FFAs are settled on a daily basis mainly through reputable exchanges such as European Energy Exchange (“EEX”) or Singapore Exchange (“SGX”) so as to limit our exposure in over the counter transactions. Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. Freight options are treated as assets/liabilities until they are settled. Any such settlements by us or settlements to us under FFAs are recorded under (Gain)/Loss on forward freight agreements and bunker swaps, net.

Also, when deemed appropriate from a risk management perspective, we enter into bunker swap contracts to manage our exposure to fluctuations of bunker prices associated with the consumption of bunkers by our vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. Our bunker swaps are settled on a daily basis, mainly through reputable exchanges such as Intercontinental Exchange (“ICE”) to limit our counterparty exposure in over the counter transactions. Bunker price differentials paid or received under the swap agreements are recognized under (Gain)/Loss on forward freight agreements and bunker swaps, net.

The fair value of freight derivatives and bunker swaps is determined through Level 1 inputs of the fair value hierarchy (quoted prices from the applicable exchanges such as EEX, SGX or ICE. Our FFAs and bunker swaps do not qualify for hedge accounting and therefore unrealized gains or losses are recognized under (Gain)/Loss on forward freight agreements and bunker swaps, net.

Interest Income

We earn interest income on our cash deposits with our lenders and other financial institutions.

Foreign Exchange Fluctuations

Please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Year ended December 31, 2022 compared to the year ended December 31, 2021

Voyage revenues and related direct expenses: Voyage revenues for the year ended December 31, 2022 increased to $1,437.2 million from $1,427.4 million for the year ended December 31, 2021. Voyage expenses for the year ended December 31, 2022 increased to $286.5 million from $226.1 million for the year ended December 31, 2021 and charter-in hire expenses increased to $21.0 million from $14.6 million. As a result, the TCE rate for the year ended December 31, 2022 was $25,461 compared to $26,978 for the year ended December 31, 2021 which is indicative of the weaker market conditions that prevailed during the year compared to the preceding year and especially the increase of bunker costs.

Loss on write-down of inventory: Our results for the year ended December 31, 2022 include a loss on write-down of inventories of $17.3 million resulting from the valuation of the bunkers remaining on board our vessels as a result of the continuing decrease of such bunkers’ net realizable value compared to their historical cost.

Operating expenses: For the years ended December 31, 2022 and 2021, vessel operating expenses were $228.6 million and $208.7 million, respectively. This increase was partially due to the increase in the average number of vessels to 128.0 from 125.4. Vessel operating expenses for the years ended December 31, 2022 and 2021 included additional crew expenses related to the increased number and cost of crew changes performed during the period as a result of COVID-19 restrictions estimated to be $9.6 million and $8.4 million, respectively, while vessel operating expenses for the year ended December 31, 2021 included pre-delivery and pre-joining expenses of $3.1 million (nil in 2022). Lastly, during the year ended December 31, 2022 we incurred $4.2 million of additional operating expenses due to change of management of certain vessels, from third party to in-house.

Dry docking expenses: Dry docking expenses for the years ended December 31, 2022 and December 31, 2021, were $47.7 million and $31.0 million, respectively. During the year ended 31, 2022, 35 vessels completed their periodic dry docking surveys while during the year ended December 31, 2021, 28 vessels completed their periodic dry docking surveys.

Depreciation: For the years ended December 31, 2022 and 2021, depreciation expense increased to $156.7 million from $152.6 million due to the increase in the average number of vessels as well as the additional upgrades increasing the vessels’ cost.

General and administrative expenses and Management fees: General and administrative expenses for the years ended December 31, 2022 and 2021 were $56.9 million and $39.5 million, respectively. The increase is mainly attributable to the increase in the share-based compensation expense to $28.5 million from $10.3 million. Management fees for the year ended December 31, 2022 decreased to $19.1 million from $19.5 million, for the year ended December 31, 2021, despite the corresponding increase in the average number of vessels to 128.0 vessels from 125.4 vessels, due to the change of management of certain vessels from third party to in-house.

(Gain)/Loss on forward freight agreements and bunker swaps, net: For the year ended December 31, 2022, we incurred a net loss on forward freight agreements and bunker swaps of $1.5 million, consisting of unrealized gain of $2.5 million and realized loss of $4.0 million. For the year ended December 31, 2021, we incurred a net gain on forward freight agreements and bunker swaps of $3.6 million, consisting of unrealized gain of $1.5 million and realized gain of $2.1 million.

Interest and finance costs net of interest income and other income/(loss): Interest and finance costs net of interest income and other income/(loss) for the years ended December 31, 2022 and 2021 were $45.5 million and $55.7 million, respectively. Despite the increase in LIBOR rates, the above mentioned decrease is primarily attributable to the decline in the average interest rate on our outstanding indebtedness, mainly driven by the refinancing of certain of our debt agreements that we have performed during 2022 as well as higher interest earned from fixed deposits during the year ended December 31, 2022 and foreign exchange gains incurred in the same period compared to foreign exchange losses incurred during the year ended December 31, 2021.

Gain/(Loss) on debt extinguishment: For the year ended December 31, 2022, we incurred a net gain on debt extinguishment of $4.1 million which was primarily due to a write-off of the amount of $5.8 million of the cumulative gain on the hedging instrument previously recognized in equity, following the prepayment of the corresponding loans. For the year ended December 31, 2021, loss on debt extinguishment was $3.3 million which primarily consists of $3.6 million written off unamortized debt issuance costs following the refinancing agreements entered into during the year.

Year ended December 31, 2021 compared to the year ended December 31, 2020

For a discussion of the year ended December 31, 2021 compared to the year ended December 31, 2020, please refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021, or our “2021 20-F”.

Recent Accounting Pronouncements

For recent accounting pronouncements see Note 2 to our consolidated financial statements.

B.       Liquidity and Capital Resources

Our principal sources of funds have been cash flow from operations, equity offerings, borrowings under secured credit facilities, debt securities or bareboat lease financings and proceeds from vessel sales. Our principal uses of funds have been capital expenditures to establish, grow our fleet, maintain the quality of our dry bulk carriers and comply with international shipping standards, environmental laws and regulations, fund working capital requirements, make principal and interest payments on outstanding indebtedness and make dividend payments when approved by the Board of Directors.

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

Our medium- and long-term liquidity requirements are funding the equity portion of our newbuilding vessel installments and secondhand vessel acquisitions, if any, funding required payments under our vessel financing and other financing agreements and paying cash dividends when declared. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations, new debt and refinancings or bareboat lease financing, sale and lease back arrangements, equity issuances and vessel sales. Please also refer to Note 15 to our audited consolidated financial statements included in this annual report for further discussion on our commitments as of December 31, 2022.

As of February 16, 2023, we had total cash of $356.2 million and $1,321.7 million of outstanding borrowings (including bareboat lease financing). In addition, following a number of interest rates swaps that we entered into, we have converted a total of $722.1 million of such debt from floating benchmark rate to an average fixed rate of 46 bps with average maturity of 1.1 years. Our debt agreements contain financial covenants and undertakings requiring us to maintain various ratios. We believe that our current cash balance, and our operating cash flows to be generated over the short-term period will be sufficient to meet our 2023 liquidity needs and at least through the end of the first quarter of 2024, including funding the operations of our fleet, capital expenditure requirements and any other present financial requirements including the cost for the installation of BWTS and ESD. In addition, we may sell and issue shares under our two effective At-the-Market offering programs of up to $150.0 million at any time and from time to time. As of February 16, 2023, cumulative gross proceeds under our At-the-Market offering programs were $20.2 million. We may seek additional indebtedness to finance future vessel acquisitions in order to maintain our cash position or to refinance our existing debt in more favorable terms. Our practice has been to fund the cash portion of the acquisition of dry bulk carriers using a combination of funds from operations and bank debt or lease financing secured by mortgages or title of ownership on our dry bulk carriers held by the relevant lenders, respectively. We may also use the proceeds from potential equity or debt offerings to finance future vessel acquisitions. Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer dry bulk carriers and the selective sale of older dry bulk carriers. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms. However our ability to obtain bank or lease financing, to refinance our existing debt or to access the capital markets for offerings in the future, may be limited by our financial condition at the time of any such financing or offering, including the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial and equity markets and contingencies and uncertainties, that are beyond our control. Our liquidity is also impacted by our dividend policy (see “Item 8. Financial Information--A. Consolidated statements and other financial information—Dividend Policy”).

The COVID-19 pandemic resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. There continues to be a high level of uncertainty relating to how the pandemic will evolve, the evolution and emergence of existing and future variants, the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public’s and government’s responses to such measures. At present, it is not possible to ascertain any future impact of COVID-19 on the Company’s operational and financial performance, which may take some time to materialize and may not be fully reflected in the Company’s historical results. The reopening of the global economy and consequent increased demand across all key dry bulk commodities has positively affected our revenues. On the other hand, as a result of COVID-19 restrictions imposed since 2020, additional crew expenses were incurred. However, an increase in the severity or duration or a resurgence of the COVID-19 pandemic and any significant disruption of wide-scale vaccine distribution could have a material adverse effect on the Company’s business, results of operations, cash flows, financial condition, the carrying value of the Company’s assets, the fair values of the Company’s vessels, and the Company’s ability to pay dividends.

Cash Flows

Cash and cash equivalents as of December 31, 2022 were $269.8 million, compared to $450.3 million as of December 31, 2021. We define working capital as current assets minus current liabilities, including the current portion of long-term bank loans and lease financing. Our working capital surplus as of December 31, 2022 and 2021 was $219.5 million and $392.1 million, respectively. The decrease in working capital surplus is primarily attributable to the lower cash and cash equivalents as of December 31, 2022 compared to December 31, 2021 (as described above), mainly due to an increase of $438.5 million in dividends paid during the year ended December 31, 2022 compared to prior year.

As of December 31, 2022 and 2021, we were required to maintain minimum liquidity, not legally restricted, of $64.0 million, which is included within “Cash and cash equivalents” in the 2022 and 2021 balance sheets, respectively. In addition, as of December 31, 2022 and 2021, we were required to maintain minimum liquidity, legally restricted, of $16.6 million and of $23.0 million, respectively, which is included within “Restricted cash” in the 2022 and 2021 balance sheets, respectively.

Year ended December 31, 2022 compared to the year ended December 31, 2021

Net Cash Provided By / (Used In) Operating Activities

Net cash provided by operating activities for the twelve months ended December 31, 2022 and 2021 was $769.9 million and $767.1 million, respectively. The variation is primarily attributable to the lower net interest expense following the refinancing of certain of our debt agreements, partly offset by the decrease in our operating income (excluding non-cash items) following the weaker market conditions in 2022.

Net Cash Provided By / (Used In) Investing Activities

Net cash used in investing activities for the year ended December 31, 2022 and 2021 was $20.9 million and $121.3 million, respectively. The decrease was primarily attributable to cash paid in 2021 in connection with the acquisition of vessels as opposed to no vessel acquisitions in 2022, as well as lower capital expenditures for vessel upgrades (BWTS, ESD and scrubbers) paid in 2022 compared to relevant payments in 2021.

Net Cash Provided By / (Used In) Financing Activities

Net cash used in financing activities for the year ended December 31, 2022 and 2021 was $936.0 million and $368.1 million, respectively. The increase was primarily driven by higher debt repayments and prepayments compared to debt proceeds in 2022 as compared to 2021 as well as the higher dividend payments made in 2022 compared to the corresponding period in 2021.

Year ended December 31, 2021 compared to the year ended December 31, 2020

For a discussion of the year ended December 31, 2021 compared to the year ended December 31, 2020, please refer to “Item 5. Operating and Financial Review and Prospects” in our 2021 20-F.

Senior Secured Credit Facilities

The following summary of the material terms of our senior secured credit facilities does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of our senior secured credit facilities. Because the following is only a summary, it does not contain all information that you may find useful.

1.	ABN $115.0 million Facility (refinanced) - ABN $67.9 million Facility

On December 17, 2018, we entered into a loan agreement with ABN AMRO Bank N.V. (“ABN AMRO Bank”) (the “ABN $115.0 million Facility”), for an amount of up to $115.0 million available in four tranches. The first and the second tranche of $69.5 million and $7.9 million, respectively, were drawn on December 20, 2018. The first tranche was used to refinance the then existing indebtedness of the vessels Star Virginia, Star Scarlett, Star Jeannette and Star Audrey and the second tranche was used to partially finance the acquisition cost of the Star Bright. The first and the second tranche were repayable in 20 equal quarterly installments of $1.7 million and $0.3 million respectively, and balloon payments were due in December 2023 along with the last installment in an amount of $35.4 million and $2.3 million, respectively. The remaining two tranches of $17.9 million each were drawn in January 2019 and were used to partially finance the acquisition cost of the Star Marianne and Star Janni. Each of the third and the fourth tranche was repayable in 19 equal quarterly installments of $0.7 million and balloon payment due in December 2023 along with the last installment in an amount of $5.1 million. The loan is secured by a first priority mortgage on the aforementioned vessels. On August 4, 2022, we entered into a new loan agreement with ABN AMRO Bank, in order to refinance the then outstanding amount of $67.9 million under the ABN $115.0 million Facility, (the “ABN $67.9 million Facility”). The ABN $67.9 million Facility provides for a lower margin and an extension of the final repayment date from December 2023 to June 2027 which is secured by the seven vessels previously securing the ABN $115.0 million Facility.

The repayment schedule of the outstanding amounts under the four tranches was amended as follows: i) the first tranche is repayable in 20 quarterly installments, with variable payments of the first 13 installments of $1.7 million, the fourteenth installment of $2.2 million, the next five installments of $3.3 million and the last installment of $4.6 million due in June 2027, ii) the second tranche is repayable in 14 equal quarterly installments of $0.3 million with the last installment due in December 2025 and iii) the third and the fourth tranches are repayable in 13 equal quarterly installments of $0.7 million each, with the last two installments of $0.4 million each both due in December 2025.

2.	E. SUN Facility

 On January 31, 2019, we entered into a loan agreement with E. SUN Commercial Bank, Hong Kong branch, the (“E.SUN Facility”), for the financing of an amount of up to $37.1 million which was used to refinance the outstanding amount under the then existing lease agreement of the vessel Star Ariadne. On March 1, 2019, we drew the amount of $37.1 million, which is repayable in 20 consecutive, quarterly principal payments of $0.6 million plus a balloon payment of $24.7 million payable simultaneously with the last quarterly installment, which is due in March 2024. The E.SUN Facility is secured by the vessel Star Ariadne.

3.	Atradius Facility

On February 28, 2019, we entered into a loan agreement with ABN AMRO Bank (the “Atradius Facility”) for the financing of an amount of up to $36.6 million which was be used to finance the acquisition and installation of scrubber equipment for 42 vessels. The financing is credit insured (85%) by Atradius Dutch State Business N.V. of the Netherlands (the “Atradius”). During 2019, three tranches of $33.3 million, in aggregate, were drawn and the last tranche of $3.3 million was drawn in January 2020. In September 2021, we prepaid an amount of $2.0 million, in connection with the vessels Star Despoina and Star Piera and the remaining six semi-annual installments were amended to $3.3 million, with the last installment due in June 2024. As of December 31, 2022 the Atradius Facility was secured by a second-priority mortgage on 18 vessels of our fleet.

4.	CTBC Facility

On May 24, 2019, we entered into a loan agreement with CTBC Bank Co., Ltd (“CTBC”), (the “CTBC Facility”), for an amount of $35.0 million, which was used to refinance the outstanding amount under the then existing lease agreement of the vessel Star Karlie. The facility is repayable in 20 quarterly principal payments of $0.7 million and a balloon payment of $20.4 million payable simultaneously with the last quarterly installment, which is due in May 2024. The CTBC Facility is secured by the aforementioned vessel.

5.	NTT Facility

On July 31, 2019, we entered into a loan agreement with a wholly owned subsidiary of NTT Finance Corporation (the “NTT Facility”), for an amount of $17.5 million. The amount was drawn in August 2019 and was used to refinance the outstanding loan amount of the vessel Star Aquarius under its then existing loan facility. The facility is repayable in 27 quarterly principal payments of $0.3 million and a balloon payment of $9.1 million, which is due in August 2026. The NTT Facility is secured by the vessel Star Aquarius.

6.	CEXIM $106.5 million Facility

On September 23, 2019, we entered into a loan agreement with China Export-Import Bank (the “CEXIM $106.5 million Facility”) for an amount of $106.5 million, which was used to refinance the outstanding amounts under the then existing lease agreements of the vessels Katie K, Debbie H and Star Ayesha. The facility is available in three tranches of $35.5 million each, which were drawn in November 2019 and are repayable in 40 equal consecutive quarterly installments of $0.7 million and a balloon payment of $5.9 million payable together with the last installment. The CEXIM $106.5 million Facility is secured by the three aforementioned vessels.

7.	DSF $55.0 million Facility

On March 26, 2020, we entered into a loan agreement with Danish Ship Finance A/S (the “DSF $55.0 million Facility”) for an amount of up to $55.0 million. The facility was available in two tranches of $27.5 million each, both of which were drawn on March 30, 2020 and used to refinance the outstanding amounts under the lease agreements of the vessels Star Eleni and Star Leo. Each tranche is repayable in 10 equal consecutive, semi- annual principal payments of $1.1 million and a balloon payment of $16.9 million payable simultaneously with the last installment, which is due in April 2025. The DSF $55.0 million Facility is secured by the two aforementioned vessels. In addition, in April 2020, the Company elected to exercise its option under the DSF $55.0 million Facility to convert the floating part of the interest rate linked to US LIBOR, to a fixed rate of 0.581% per annum for a period of three years starting from July 1, 2020.

8.	CEXIM Bank $57.6 million Facility

On December 1, 2020 we entered into a loan agreement with China Export-Import Bank, (the “CEXIM Bank $57.6 million Facility”) for a loan amount of $57.6 million which was drawn in four tranches in late December 2020 and used to refinance the outstanding amounts under a loan facility secured by the vessels Star Gina 2GR, Star Charis, Star Suzanna and a lease agreement secured by the vessel Star Wave. The first two tranches for Star Wave of $13.2 million and for Star Gina 2GR of $26.2 million, are repayable in 32 equal quarterly installments of $0.3 million and $0.7 million and a balloon payment of $2.6 million and $5.2 million, respectively, due in December 2028. The remaining two tranches of $9.1 million each, for Star Charis and Star Suzanna, are repayable in 32 equal quarterly installments of $0.3 million each. The facility matures in December 2028 and is secured by the four aforementioned vessels.

9.	SEB $39.0 million Facility

On January 22, 2021, we entered into a loan agreement with Skandinaviska Enskilda Banken AB (“SEB”) (the “SEB $39.0 million Facility”) for a loan amount of $39.0 million. The amount was drawn on January 25, 2021 and was used to finance the cash consideration for the three Capesize dry bulk vessels acquired from E.R, which were delivered to us on January 26, 2021. The SEB $39.0 million Facility is repayable in 20 equal quarterly principal payments of $1.95 million with the last installment due in January 2026 and is secured by the vessels Star Bueno, Star Borneo and Star Marilena.

10.	NBG $125.0 million Facility

On June 24, 2021, we entered into an agreement with the National Bank of Greece for a term loan with one drawing in an amount of up to $125.0 million (the “NBG $125.0 million Facility”). On June 28, 2021, we drew down $125.0 million under the NBG $125.0 million Facility to refinance the outstanding amount under the then existing facility. The facility is repayable in 20 equal quarterly principal payments of $3.75 million and a balloon payment of $50.0 million payable together with the last installment due in June 2026. In September 2022, an amount of $5.5 million was prepaid in connection with the Strange Attractor, and the quarterly installments and the balloon payment amended to $3.6 million and $47.0 million, respectively. The NBG $125.0 million Facility is secured by the vessels Big Bang, Big Fish, Pantagruel, Star Nasia, Star Danai, Star Renee, Star Markella, Star Laura, Star Moira, Star Jennifer, Star Mariella, Star Helena, Star Maria, Star Triumph, Star Angelina and Star Gwyneth.

11.	DNB $107.5 million Facility

On September 28, 2021, we entered into an agreement with the DNB Bank ASA for a term loan with one drawing in an amount of up to $107.5 million (the “DNB $107.5 million Facility”). On September 29, 2021, the maximum amount was drawn and used to refinance the aggregate outstanding amount under three then existing facilities. The DNB $107.5 million Facility is repayable in 20 equal quarterly principal payments of $3.7 million and a balloon payment of $33.4 million payable together with the last installment due in September 2026. The DNB $107.5 million Facility is secured by the vessels Star Luna, Star Astrid, Star Genesis, Star Electra, Star Glory Star Monica, Star Borealis and Star Polaris.

12.	ABN AMRO $97.1 million Facility

On October 27, 2021, we entered into an agreement with the ABN AMRO Bank, (the “ABN AMRO $97.1 million Facility”) for a loan facility of up to $97.1 million. The amount of $97.1 million was drawn on October 29, 2021 and was used to refinance the outstanding amount under the then existing facility. The ABN AMRO $97.1 million Facility was available in two tranches, one of $68.95 million which is repayable in 20 equal quarterly principal payments of $2.25 million and a balloon payment of $23.95 million payable together with the last installment due in October 2026 and one of $28.2 million which is repayable in 12 equal quarterly principal payments of $2.35 million, maturing in October 2024. The ABN AMRO $97.1 million Facility is secured by the vessels Star Pauline, Star Angie, Star Sophia, Star Georgia, Star Kamila and Star Nina, Star Eva, Star Paola, Star Aphrodite, Star Lydia and Star Nicole.

13.	Credit Agricole $62.0 million Facility

On October 29, 2021, we entered into a loan agreement with Credit Agricole Corporate and Investment Bank (the “Credit Agricole $62.0 million Facility”) for the financing of an aggregate amount of $62.0 million, to refinance the aggregate outstanding amount under two then existing agreements and to prepay an amount of $2.0 million under the Atradius Facility in connection with the vessels Star Despoina and Star Piera. The amount of $62.0 million was drawn on November 2, 2021 and is repayable in 20 quarterly installments of which the first three will be of $3.0 million and the following 17 of $2.6 million and a balloon payment of $8.8 million, payable together with the last installment due in November 2026. The Credit Agricole $62.0 million Facility is secured by the vessels Star Martha, Star Sky, Stardust, Star Despoina and Star Piera.

14.	Increased Financing by $100.0 million - ING $310.6 million Facility

On June 28, 2022, we entered into a fourth amended and restated agreement relating to an original facility agreement with ING Bank N.V., London Branch (ING) dated September 28, 2018 (the “ING $310.6 million Facility”), in order to increase the financing by $100.0 million and to include additional borrowers under the existing agreement. The additional financing amount of $100.0 million was available in nine tranches ranging from $9.9 million to $12.4 million and were drawn on June 30, 2022 in order to refinance the outstanding amounts under the lease agreements with CMBL of the Eneti Acquisition Vessels and the Star Vega and to refinance the outstanding loan amount of HSBC $80,000 Facility of the vessel Madredeus, as described below. Each tranche is repayable in 20 equal quarterly principal payments ranging from $0.3 million to $0.4 million plus a balloon payment ranging from $1.6 million to $6.7 million due five years after their drawdown. Under the ING $310.6 million Facility as last amended and restated on June 28, 2022, the following financing amounts have also been drawn: i) in October 2018, two tranches of $22.5 million each, which are repayable in 28 equal consecutive quarterly installments of $0.5 million and a balloon payment of $9.4 million payable together with the last installment and were used to refinance the outstanding amount under the then existing loan agreement of the vessels Peloreus and Leviathan, ii) in July 2019, two tranches of $1.4 million each, which are repayable in 16 equal consecutive quarterly installments of $0.09 million each, and were used to finance the acquisition and installation of scrubber equipment for the vessels Peloreus and Leviathan, iii) in March 2019 and April 2019 two tranches of $32.1 million and $17.4 million, respectively, which are repayable in 28 equal consecutive quarterly principal payments of $0.5 million and $0.3 million, plus a balloon payment of $17.1 million and $8.7 million, respectively, both due in seven years after the drawdown date, and were used to refinance the outstanding amounts under the then existing lease agreements of the vessels Star Magnanimus and Star Alessia, iv) in May 2019 and November 2019, two tranches of $1.4 million each, which are repayable in 16 equal consecutive quarterly installments of $0.09 million each, and were used to finance the acquisition and installation of scrubber equipment for the vessels Star Magnanimus and Star Alessia, v) in July 2020, six tranches of a total amount of $70.0 million, which are repayable in 24 equal consecutive quarterly principal payments and were used to refinance all outstanding amounts under the lease agreements with CMBL of the vessels Star Claudine, Star Ophelia, Star Lyra, Star Bianca, Star Flame and Star Mona, and vi) in August 2021, two tranches of $20.0 million each, which are repayable in 20 equal consecutive quarterly principal payments of $0.3 million plus a balloon payment of $14.1 million due five years after their drawdown and were used to finance part of the acquisition cost of the vessels Star Elizabeth and Star Pavlina. The ING $310.6 million Facility is secured by the vessels Peloreus, Leviathan, Star Magnanimus, Star Alessia, Star Claudine, Star Ophelia, Star Lyra, Star Bianca, Star Flame, Star Mona, Star Elizabeth, Star Pavlina, Madredeus, Star Vega, Star Capoeira, Star Carioca, Star Athena, Star Subaru, Star Bovarius, Star Lambada and Star Macarena.

15.	Citi $100.0 million Facility

On July 5, 2022, we entered into a loan agreement with Citibank N.A., London Branch (“Citibank”) (the “Citi $100.0 million Facility”) for a loan of up to $100.0 million in two tranches. The first tranche of $48.3 million was drawn on July 18, 2022 and used to replenish the funds used in June for the extinguishment of the aggregate outstanding amount of $55.7 million under the lease agreements with CMBL for the vessels Star Sirius, Laura, Idee Fixe, Kaley and Roberta. The second tranche of $51.7 million was drawn on August 29, 202,2 in order to refinance the aggregate outstanding amount of $42.7 million under the lease agreements with CMBL of the vessels Star Apus, Star Cleo, Star Columba, Star Dorado, Star Hydrus, Star Pegasus and Star Pyxis. Each tranche is repayable in 20 equal quarterly principal payments of $1.3 million and balloon payments of $23.2 million and $24.8 million, respectively, payable together with the last installments due in July 2027. The Citi $100.0 million Facility is secured by the 12 aforementioned vessels.

16.	SEB $42.0 million Facility

On August 3, 2022, we entered into a loan agreement with SEB (the “SEB $42.0 million Facility”) for a loan of up to $42.0 million in three tranches, which were drawn on the same date. The first two tranches of $12.8 million and $13.5 million were used to refinance the aggregate outstanding amount of $29.3 million under the HSBC $80.0 million Facility, which is now fully repaid (as discussed below), and the third tranche of $15.7 million was used to refinance the outstanding amount of $13.8 million under the NTT $17.6 million Facility (as discussed below). Each tranche is repayable in 20 equal quarterly principal payments of $0.4 million and a balloon payment ranging from $5.7 million to $7.0 million, payable together with the last installment due in August 2027. The SEB $42.0 million Facility is secured by the vessels Amami, Mercurial Virgo and Star Calypso.

17.	CTBC $25.0 million Facility

On November 22, 2022, we entered into a loan agreement with CTBC (the “CTBC $25.0 million Facility”), for an amount of up to $25.0 million, which was drawn on November 30, 2022 and used to refinance the outstanding amount under the previous lease agreement with Ocean Trust Co. Ltd. of the vessel Star Libra (as discussed below). The facility is repayable in 20 quarterly principal payments of $0.6 million and a balloon payment of $13.8 million payable simultaneously with the last quarterly installment, which is due in November 2027. The CTBC $25.0 million Facility is secured by the vessel Star Libra.

18.	NTT $24.0 million Facility

On December 8, 2022, we entered into a loan agreement with a wholly owned subsidiary of NTT Finance Corporation (the “NTT $24.0 million Facility”) for an amount of $24.0 million. The amount was drawn on December 16, 2022 and used to refinance the outstanding amount of the Star Virgo under the Citibank $62.6 million Facility (as discussed below). The facility is repayable in 20 quarterly principal payments of $0.6 million and a balloon payment of $12.0 million, which is due in December 2027. The NTT $24.0 million Facility is secured by the vessel Star Virgo.

19.	ABN AMRO $24.0 million Facility

On December 19, 2022, we entered into a loan agreement with ABN AMRO Bank (the “ABN AMRO $24.0 million Facility”) for an amount of $24.0 million. The amount was drawn on December 22, 2022 and used to refinance the outstanding amount under the SEB Facility (as discussed below) of the vessel Star Sienna. The facility is repayable in 20 quarterly principal payments of $0.5 million and a balloon payment of $14.0 million, which is due in December 2027. The ABN AMRO $24.0 million Facility is secured by the vessel Star Sienna.

20.	Standard Chartered $47.0 million Facility

On December 29, 2022, we entered into a loan agreement with Standard Chartered Bank (the “Standard Chartered $47.0 million Facility”) for an amount of $47.0 million. The facility is available in two tranches of $22.8 million and $24.2 million which were drawn in January 2023 and were used to replenish cash used in November 2022 to repay the outstanding amounts of the vessels i) Star Marisa under the Citibank $62.6 million Facility and ii) Star Laetitia under the SEB Facility, respectively, each as described below. Each tranche is repayable in 20 equal consecutive, quarterly principal payments of $0.5 million and a balloon payment of $13.3 million and $$14.9 million, respectively, payable simultaneously with the last installments, which are due in December 2027. The Standard Chartered $47.0 million Facility is secured by the two aforementioned vessels.

Facilities Repaid in 2022

1.	HSBC $80.0 million Facility

On September 26, 2018, we entered into a loan agreement with HSBC Bank plc for a loan of $80.0 million (the “HSBC $80.0 million Facility”) to refinance the aggregate outstanding amount under the then existing loan agreements. The amount of $80.0 million was drawn on September 28, 2018. During 2019, an amount of $7.5 million was prepaid in connection with the sale of two vessels under the HSBC $80.0 million Facility. During 2022, the HSBC $80.0 million Facility was refinanced using part of the funds received under the SEB $42.0 million Facility and for the vessel Madredeus by using funds received under the ING $310.6 million Facility , as described above, and subsequently repaid in full. Prior to its repayment, the facility was secured by the vessels Kymopolia, Mercurial Virgo, Pendulum, Amami, Madredeus, Star Emily, Star Omicron, and Star Zeta.

2.	SEB Facility

On January 28, 2019, we entered into a loan agreement with SEB (the “SEB Facility”), for the financing of an amount up to $71.4 million. The facility was available in four tranches. The first two tranches of $32.8 million each, were drawn on January 30, 2019 and used together with cash on hand to refinance the outstanding amounts under the then existing lease agreements of the vessels Star Laetitia and the Star Sienna. The remaining two tranches of approximately $1.3 million each were drawn in September 2019 and March 2020, respectively, and were used to finance the acquisition and installation of scrubber equipment for the respective vessels. During 2022, the SEB Facility was repaid in full using our cash which was partly replenished in January 2023 with the funds received under the Standard Chartered $47.0 million Facility and by using funds received under the ABN AMRO $24.0 million Facility in December 2022, as described above. Prior to its repayment the facility was secured by the two vessels.

3.	Citibank $62.6 million Facility

On May 8, 2019, we entered into a loan agreement with Citibank (the “Citibank $62.6 million Facility”). In May 2019, an amount of $62.6 million was drawn, which was used, together with cash on hand, to refinance the outstanding amounts under the then existing lease agreements of the vessels Star Virgo and Star Marisa. In November 2022, the Citibank $62.6 million Facility was repaid in full using funds received under the i) NTT $24.0 million Facility and ii) our cash, which was replenished in January 2023 with the funds received under the Standard Chartered $47.0 million Facility, as described above. Prior to its repayment the facility was secured by the aforementioned vessels.

4.	NTT $17.6 million Facility

On July 10, 2020, we entered into a loan agreement with a wholly owned subsidiary of NTT Finance Corporation (the “NTT $17.6 million Facility”) for an amount of $17.6 million. The amount was drawn on July 20, 2020 and used to refinance the outstanding amount under the then existing lease agreement of the vessel Star Calypso. In July 2022, NTT $17.6 million Facility was repaid in full using part of funds received under the SEB $42.0 million Facility, as described above. Prior to its repayment the facility was secured by the vessel Star Calypso.

All of our debt agreements bear interest at LIBOR or SOFR plus a margin except for DSF $55.0 million Facility described above. We plan to have completed the transition of our debt agreements from LIBOR to SOFR by June 2023.

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

As of December 31, 2022, we were in compliance with the applicable financial and other covenants contained in our debt agreements.

Bareboat Lease Agreements

In December 2018, we sold and simultaneously entered into a bareboat charter party contract with an affiliate of Kyowa Sansho to bareboat charter the vessel Star Fighter for ten years. The amount of $16.1 million provided under the respective agreement was used to pay the remaining amount under the then existing loan agreement. Pursuant to the terms of the bareboat charter, we pay a daily bareboat charter hire rate payable monthly plus a variable amount. Under the terms of the bareboat charter, we have an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to us at a pre-determined, amortizing purchase price, while we have an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $2.5 million.

On March 29, 2019, we entered into an agreement to sell Star Pisces to SK Shipholding S.A. and simultaneously entered into a seven-year bareboat charter for the vessel. The amount of $19.1 million provided under the agreement which was concluded in April 2019, was used to pay the remaining amount under the then existing loan agreement. Pursuant to the terms of the bareboat charter, we pay a daily bareboat charter hire rate monthly plus interest, and we have an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to us at a pre-determined, amortizing purchase price. We also have an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $7.6 million.

On July 10, 2019, we entered into an agreement to sell Star Challenger to Kyowa Sansho Co. Ltd. and simultaneously entered into an eleven-year bareboat charter party for the vessel. The amount of $15.0 million provided under the agreement was used to pay the remaining amount under the then existing loan agreement. Pursuant to the terms of the bareboat charter, we pay a daily bareboat charter hire rate monthly plus a variable amount and we have an option to purchase the vessel starting on the third anniversary of vessel’s delivery to us at a pre-determined, amortizing purchase price. We also have an obligation to purchase the vessel at the expiration of the bareboat term.

On September 3, 2020, we entered into an agreement to sell Star Lutas to SK Shipholding S.A. and simultaneously entered into a seven-year bareboat charter for the vessel. The amount of $16.0 million provided under the agreement which was received on September 18, 2020, was used to pay the remaining amount under the then existing loan agreement. Pursuant to the terms of the bareboat charter, we pay a daily bareboat charter hire rate monthly plus interest, and we have an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to us at a pre-determined, amortizing purchase price. We also have an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $7.4 million.

On September 21, 2020, we entered into sale and leaseback agreements with SPDB Financial Leasing Co. Ltd for the vessels Mackenzie, Kennadi, Honey Badger, Wolverine and Star Antares. In September 2020, an aggregate amount of $76.5 million was received pursuant to the five sale and leaseback agreements, which was used to pay the remaining amount under the then existing loan facility. The lease terms are for eight years and pursuant to the terms of each bareboat charter, we pay a fixed bareboat charter hire rate in quarterly installments plus interest and have options to purchase each vessel starting on the third anniversary of such vessel’s delivery to us, at a pre-determined, amortizing purchase price while we have an obligation to purchase each vessel at the expiration of the bareboat term at a purchase price ranging from $7.8 million to $7.9 million.

On September 25, 2020, we entered into sale and leaseback agreements with ICBC Financial Leasing Co., Ltd. for the vessels Gargantua, Goliath and Maharaj. An aggregate amount of $93.2 million was received on September 29, 2020, pursuant to the three sale and leaseback agreements, which was used to pay the remaining amount under the then existing loan facility. The lease terms are for 10 years and pursuant to the terms of each bareboat charter, we pay a fixed bareboat charter hire rate in quarterly installments plus interest and we have options to purchase each vessel starting on the third anniversary of such vessel’s delivery to us, at a pre- determined, amortizing purchase price while we have an obligation to purchase each vessel at the expiration of the bareboat term at a purchase price of $14.0 million.

Bareboat Lease Agreements Repaid in 2022

On May 22, 2019, we entered into an agreement to sell Star Libra to Ocean Trust Co. Ltd. and simultaneously entered into a seven-year bareboat charter for the vessel, and we received an amount of $34.0 million pursuant to the leaseback agreement. In October 2022, we repaid the outstanding amount under the lease agreement using the funds received under the CTBC $25.0 million Facility (as discussed above).

On the delivery date of each Eneti Acquisition Vessel to us, a tripartite novation agreement between CMBL, Eneti Inc. and ourselves was executed, which resulted in an increase of our lease financing obligations by $96.1 million in 2021, taking into account an amount of $0.5 million per vessel that was paid to the lessors as security for our obligations which amount will progressively be released until May 2025. In May 2022, we repaid the outstanding amounts under the lease agreements using part of the funds received under the ING $310.6 million Facility (as discussed above).

On August 27, 2020, we entered into sale and leaseback agreements with CMBL for the vessels Laura, Idee Fixe, Roberta, Kaley, Diva, Star Sirius and Star Vega. On August 28 and August 31, 2020, we received an aggregate amount of $82.8 million, in connection with the finalization of the sale and leaseback transactions of the aforementioned vessels, except for the vessel Diva, which transaction was finalized on November 17, 2020 and in connection with which we received an additional amount of $7.2 million. In June 2022, we repaid the outstanding amounts under the lease agreements for the five vessels using the funds received under the Citi $100.0 million Facility and for one vessel using part of the ING $310.6 million Facility (as discussed above).

In order to finance the cash portion of the consideration for the acquisition of the 11 vessels acquired in 2019 from Delphin Shipping LLC (the “Delphin Vessels”), in July 2019, we entered, for each of the subject vessels, into an agreement to sell each such vessel and simultaneously entered into a seven-year bareboat charter party contract with affiliates of CMBL for each vessel upon its delivery from Delphin. CMBL agreed to provide an aggregate finance amount of $91.4 million. In addition, CMBL provided and additional aggregate amount of $15.0 million, under the aforementioned bareboat lease agreements, which was received during the year 2020 and used to finance the acquisition and installation of scrubber equipment for the Delphin Vessels. In December 2021, we repaid the outstanding amounts of $19.2 million for three out of the 11 vessels and in August 2022 we repaid in full the remaining outstanding amounts under the then existing lease agreements using part of funds received under the Citi $100.0 million Facility (as discussed above).

Some of our bareboat lease agreements contain financial covenants similar to those included in our credit facilities described above.

At-the-Market Offering Programs

On July 1, 2021, we entered into two “At-the-Market” offering programs, one with Jefferies LLC, “Jefferies”, and one with Deutsche Bank Securities Inc., “Deutsche Bank” and together with Jefferies, the “Sales Agents”. In accordance with the terms of the at-the-market sale agreements with Jefferies and Deutsche Bank, we may offer and sell a number of our common shares, having an aggregate offering price of up to $150.0 million, at any time and from time to time through the Sales Agents, as agent or principal. We intend to use the net proceeds from any sales under the two “At-the-Market” offering programs for capital expenditures, working capital, debt repayment, funding for vessel and other asset or share acquisitions or for other general corporate purposes, or a combination thereof. As of the date of this annual report, cumulative gross proceeds under our At-the-Market offering programs were $20.2 million.

C.       Research and Development, Patents and Licenses

Not Applicable.

D.       Trend Information

Please see “Item 4. Information on the Company – B. Business Overview” and the remaining part of this section “Item 5. Operating and Financial Review and Prospects.”

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

Impairment of long-lived assets: We follow guidance related to the impairment or disposal of long-lived assets, which addresses financial accounting and reporting for such impairment or disposal. The standard requires that long-lived assets held for use by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The guidance calls for an impairment loss when the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the asset is less than its carrying amount to the extent that its carrying amount is higher than its fair market value. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration agreed sale prices and third-party valuations. In this respect, management regularly reviews the carrying amount of each vessel, including newbuilding contracts, if any, when events and circumstances indicate that the carrying amount of a vessel or a newbuilding contract might not be recoverable (such as vessel sales and purchases, business plans, obsolescence or damage to the asset and overall market conditions).

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

The future undiscounted net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent rate for the unfixed days over the estimated remaining economic life of each vessel, net of brokerage and address commissions. Estimates of the daily time charter equivalent rate for the unfixed days are based on the prevailing, as of end of each reporting period, Forward Freight Agreement (“FFA”) rates of the respective calendar year for each of the first three years, average of the FFA rate of the third year and the historical average market rate of similar size vessels for the fourth year, and historical average market rates of similar size vessels for the period thereafter. The expected cash inflows from charter revenues are based on an assumed fleet utilization rate of approximately 96.6% for the unfixed days, also taking into account expected technical off-hire days. In addition, in light of our investment in EGCS, an estimate of an additional daily revenue for each scrubber-fitted vessel was also included, reflecting additional compensation from charterers due to the fuel cost savings that these vessels provide. In assessing expected future cash outflows, management forecasts vessel operating expenses, which are based on our internal budget for the first annual period, and thereafter assume an annual inflation rate of up to 3.3% (escalating to such level during the first three- year period and capped at the thirteenth year thereafter), management fees and vessel expected maintenance costs (for dry docking and special surveys). The estimated salvage value of each vessel is $300 per light weight ton, in accordance with our vessel depreciation policy. We use a probability weighted approach for developing estimates of future cash flows used to test our vessels for recoverability when alternative courses of action are under consideration (i.e. sale or continuing operation of a vessel). If our estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value with a charge recorded in earnings.

Using the framework for estimating future undiscounted net operating cash flows described above, we completed our impairment analysis for the years ended December 31, 2021 and 2022, for those operating vessels whose carrying values were above their respective market values. Our impairment analysis as of December 31, 2021 and 2022, indicated that the carrying amount of our vessels was recoverable, and therefore concluded that no impairment charge was necessary.

Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective. To minimize such subjectivity, our analysis for the year ended December 31, 2022 also involved sensitivity analysis to the model input we believe is most important, being the historical rates. In particular, in terms of our estimates for the charter rates for the unfixed period, we consider that the FFA as of December 31, 2022, which is applied in our model for the first three years period, approximates the levels of charter rates at which the Company could fix all of its unfixed vessels currently, should management opt for a fully hedged chartering strategy over the next three years. We, however, sensitized our model with regards to freight rate assumptions for the unfixed period beyond the first three years and until the end of the remaining useful life. Our sensitivity analysis revealed that, to the extent the historical rates would not decline by more than a range of 29% to 52%, depending on the vessel, we would not be required to recognize additional impairment.

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

Our Fleet - Illustrative Comparison of Possible Excess of Carrying Value over Estimated Charter-Free Market Value of Certain Vessels

In “Item 5. Operating and Financial Review and Prospects-E. Operating Results-Critical Accounting Estimates-Impairment of long-lived assets,” we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value. We would, however, not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted net operating cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

The table set forth below indicates: (i) the carrying value of each of our vessels as of December 31, 2022, and (ii) which of our vessels we believe have a market value below their carrying value. As of December 31, 2022, we have 14 out of our 128 operating vessels (nine out of 128 our operating vessels as at December 31, 2021) that we believe have a market value below their carrying value. The aggregate difference between the carrying value of these vessels and their market value of $66.4 million ($20.2 million in 2021), represents the amount by which we believe we would have to reduce our net income if we sold these vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2022. However, we are not holding our vessels for sale, unless expressly stated.

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

	Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2021 (in millions of U.S dollars)		Carrying Value as of December 31, 2022 (in millions of U.S dollars)
1	Gargantua (1)	209,529	2015	51		48	*
2	Star Gina 2GR	209,475	2016	35		34
3	Maharaj (1)	209,472	2015	52	**	50	*
4	Goliath (1)	207,999	2015	52	**	50	*
5	Star Leo	207,939	2018	49		47
6	Star Laetitia	207,896	2017	45		43
7	Star Ariadne	207,774	2017	48		47
8	Star Virgo	207,774	2017	46		45
9	Star Libra (1)	207,727	2016	48		46	*
10	Star Sienna	207,721	2017	45		43
11	Star Marisa	207,671	2016	49		47	*
12	Star Karlie	207,566	2016	46		45
13	Star Eleni	207,517	2018	42		40
14	Star Magnanimus	207,490	2018	51		49
15	Debbie H	206,823	2019	48		46
16	Star Ayesha	206,814	2019	48		47
17	Katie K	206,803	2019	47		46
18	Leviathan	182,466	2014	32		30
19	Peloreus	182,451	2014	31		30
20	Star Claudine	181,258	2011	29		28
21	Star Ophelia	180,716	2010	28		26
22	Star Pauline	180,233	2008	24		22
23	Star Martha	180,231	2010	34		33	*
24	Pantagruel	180,140	2004	22	**	21	*
25	Star Polaris	179,648	2011	39	**	37	*
26	Star Borealis	179,601	2011	38	**	37	*
27	Star Lyra	179,147	2009	25		24
28	Star Borneo	178,978	2010	20		20
29	Star Bueno	178,978	2010	20		20
30	Star Marilena	178,977	2010	20		20
31	Star Janni	177,939	2010	24		23
32	Star Marianne	178,841	2010	21		20
33	Star Angie	177,931	2007	28	**	26	*
34	Big Fish	177,620	2004	22	**	21	*
35	Kymopolia	176,948	2006	27	**	25	*
36	Star Triumph	176,274	2004	14		13
37	Star Scarlett	175,800	2014	33		32
38	Star Audrey	175,125	2011	27		26	*
39	Big Bang	174,109	2007	29	**	27	*
40	Star Paola	115,259	2011	21		20
78

	Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2021 (in millions of U.S dollars)	Carrying Value as of December 31, 2022 (in millions of U.S dollars)
41	Star Eva	106,659	2012	19	19
42	Amami	98,648	2011	22	22
43	Madredeus	98,648	2011	22	22
44	Star Sirius (1)	98,648	2011	23	22
45	Star Vega (1)	98,648	2011	23	22
46	Star Aphrodite	92,006	2011	20	19
47	Star Piera	91,952	2010	18	17
48	Star Despoina	91,945	2010	18	17
49	Star Kamila	87,001	2005	15	14
50	Star Electra	83,494	2011	19	18
51	Star Angelina	82,953	2006	18	16
52	Star Gwyneth	82,703	2006	18	17
53	Star Luna	82,687	2008	15	14
54	Star Bianca	82,672	2008	16	15
55	Pendulum	82,578	2006	16	15
56	Star Maria	82,578	2007	14	13
57	Star Markella	82,574	2007	16	15
58	Star Jeanette	82,567	2014	23	22
59	Star Danai	82,554	2006	15	14
60	Star Elizabeth	82,430	2021	27	26
61	Star Pavlina	82,361	2021	27	26
62	Star Georgia	82,281	2006	14	13
63	Star Sophia	82,252	2007	15	14
64	Star Mariella	82,249	2006	16	15
65	Star Moira	82,220	2006	14	13
66	Star Renee	82,204	2006	13	12
67	Star Laura	82,192	2006	12	11
68	Star Nasia	82,183	2006	17	16
69	Star Nina	82,145	2006	13	12
70	Star Jennifer	82,192	2006	11	10
71	Star Mona	82,188	2012	20	19
72	Star Astrid	82,158	2012	20	19
73	Star Helena	82,150	2006	12	12
74	Star Alessia	81,944	2017	27	26
75	Star Calypso	81,918	2014	22	21
76	Star Suzanna	81,644	2013	16	15
77	Star Charis	81,643	2013	15	15
78	Mercurial Virgo	81,502	2013	22	21
79	Stardust	81,502	2011	20	19
80	Star Sky	81,466	2010	19	18
81	Star Lambada	81,272	2016	22	21
82	Star Capoeira	81,253	2015	21	20
83	Star Carioca	81,199	2015	21	20
84	Star Macarena	81,198	2016	22	21
85	Star Lydia	81,187	2013	22	21
79

	Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2021 (in millions of U.S dollars)	Carrying Value as of December 31, 2022 (in millions of U.S dollars)
86	Star Nicole	81,120	2013	22	21
87	Star Virginia	81,061	2015	24	23
88	Star Genesis	80,705	2010	19	18
89	Star Flame	80,448	2011	19	18
90	Star Iris	76,390	2004	15	13
91	Star Emily	76,339	2004	13	12
92	Idee Fixe	63,437	2015	25	24
93	Roberta	63,404	2015	25	24
94	Laura	63,377	2015	25	24
95	Star Athena	63,371	2015	20	19
96	Kaley	63,261	2015	26	24
97	Kennadi (1)	63,240	2016	26	25
98	Mackenzie (1)	63,204	2016	17	16
99	Star Apus	63,123	2014	18	17
100	Star Bovarius	61,571	2015	19	18
101	Star Subaru	61,521	2015	19	18
102	Star Wave	61,491	2017	25	24
103	Star Challenger (1)	61,462	2012	23	22
104	Star Fighter (1)	61,455	2013	22	21
105	Honey Badger (1)	61,324	2015	26	25
106	Star Lutas (1)	61,323	2016	25	24
107	Wolverine (1)	61,268	2015	26	25
108	Star Antares (1)	61,234	2015	25	24
109	Star Monica	60,935	2015	24	22
110	Star Aquarius	60,873	2015	20	19
111	Star Pisces (1)	60,873	2015	20	19
112	Star Glory	58,680	2012	15	15
113	Star Pyxis	56,615	2013	13	13
114	Star Hydrus	56,604	2013	12	12
115	Star Cleo	56,582	2013	13	13
116	Diva	56,582	2011	11	11
117	Star Centaurus	56,559	2012	11	11
118	Star Hercules	56,545	2012	12	12
119	Star Pegasus	56,540	2013	13	12
120	Star Cepheus	56,539	2012	12	12
121	Star Columba	56,530	2012	12	12
122	Star Dorado	56,507	2013	13	13
123	Star Aquila	56,506	2012	12	12
124	Star Bright	55,783	2010	13	13
125	Strange Attractor	55,715	2006	15	14
126	Star Omicron	53,444	2005	12	11
127	Star Zeta	52,994	2003	8	7
128	Star Theta	52,425	2003	8	7
	Total dwt	14,072,068		3,013	2,882

_________

(1)       Vessels subject to a sale and leaseback financing transaction, as further described in Note 7 to our audited consolidated financial statements included in this annual report.

*          Indicates dry bulk carrier vessels for which we believe, as of December 31, 2022, the basic charter-free market value is lower than the vessel’s carrying value.

**        Indicates dry bulk carrier vessels for which we believe, as of December 31, 2021, the basic charter-free market value is lower than the vessel’s carrying value.

We refer you to the risk factor entitled “A variety of shipping industry factors, including among our competitors, along with general economic conditions may cause a decline in the market values of our vessels which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, result in impairment charges or losses on sale” and the discussion herein under the headings “Critical Accounting Estimates - Impairment of long-lived assets”.

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

Messrs Petros Pappas, Spyros Capralos, Arne Blystad and Raffaele Zagari were re-elected to the Board of Directors at the Company’s 2022 Annual Meeting of Shareholders held on May 11, 2022.

Our Board of Directors is comprised of eleven Directors.

Our directors and executive officers are as follows:

Name	Age	Position
Petros Pappas	70	Chief Executive Officer and Class C Director
Spyros Capralos	68	Non-Executive Chairman and Class C Director
Hamish Norton	64	President
Simos Spyrou	48	Co-Chief Financial Officer
Christos Begleris	41	Co-Chief Financial Officer
Nicos Rescos	51	Chief Operating Officer
Charis Plakantonaki	43	Chief Strategy Officer
Koert Erhardt	67	Class B Director
Mahesh Balakrishnan	40	Class A Director
Nikolaos Karellis	72	Class A Director
Arne Blystad	68	Class C Director
Raffaele Zagari	54	Class C Director
Brian Laibow	46	Class B Director
Sherman Lau	29	Class B Director
Katherine Ralph	45	Class A Director
Eleni Vrettou	44	Class A Director

Petros Pappas, Chief Executive Officer and Director

Mr. Petros Pappas has served since July 2014 as our CEO and as a director on our Board of Directors. Mr. Pappas served from our inception up to July 2014 as our non-executive Chairman of the Board of Directors and director. He served as a member of our Board of Directors since its inception. Throughout his career as a principal and manager in the shipping industry, Mr. Pappas has been involved in hundreds of vessel acquisitions and disposals. In 1989, he founded Oceanbulk Maritime S.A., a dry cargo shipping company that has operated managed vessels aggregating as much as 1.6 million deadweight tons of cargo capacity. He also founded Oceanbulk Maritime S.A. affiliated companies, which are involved in the ownership and management sectors of the shipping industry. Mr. Pappas serves on the board of directors of the UK Defense Club, a leading insurance provider of legal defense services in the shipping industry worldwide and is a member of the Union of Greek Ship Owners (UGS). Mr. Pappas received his B.A. in Economics and his MBA from The University of Michigan, Ann Arbor. Mr. Pappas was awarded the 2014 Lloyd’s List Greek Awards “Shipping Personality of the Year.”

Spyros Capralos, Non-Executive Chairman and Director

Mr. Spyros Capralos has served since July 2014 as the Non-Executive Chairman of our Board of Directors and as a director. He is also the Chairman of the Compensation Committee. From February 2011 to July 2014, Mr. Capralos served as our Chief Executive Officer, President and director. Effective as of January 1, 2015, Mr. Capralos also serves as Chief Executive Officer of Oceanbulk Container Carriers LLC. From October 2004 to October 2010, Mr. Capralos served as Chairman of the Athens Exchange and Chief Executive Officer of the Hellenic Exchanges Group and for the period from 2008-2010 was also the President of the Federation of European Securities Exchanges. He was formerly Vice Chairman of the National Bank of Greece, Vice Chairman of Bulgarian Post Bank, Managing Director of the Bank of Athens and has a ten-year banking experience with Bankers Trust Company (now Deutsche Bank) in Paris, New York, Athens, Milan and London. He is the President of the Hellenic Olympic Committee (HOC), the President of the European Olympic Committees (EOC) and a member of the International Olympic Committee (IOC). Previously, he served as Secretary General of the Athens 2004 Olympic Games and Executive Director and Deputy Chief Operating Officer of the Organizing Committee for the Athens 2004 Olympic Games. He has been an Olympic athlete in water polo and has competed in the Moscow (1980) and the Los Angeles (1984) Olympic Games. He studied economics at the University of Athens and earned his Master Degree in Business Administration from INSEAD University in France.

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

Christos Begleris, Co-Chief Financial Officer

Mr. Christos Begleris has served as our Co-Chief Financial Officer since 2014. Until March 2013 he was a strategic project manager and senior finance executive at Thenamaris (Ships Management) Inc. From 2005 to 2006, Mr. Begleris worked in the principal investments group of London & Regional Properties based in London, where he was responsible for the origination and execution of large real estate acquisition projects throughout Europe. From 2002 to 2005, Mr. Begleris worked in the Fixed Income and Corporate Finance groups of Lehman Brothers based in London, where he was involved in privatization, restructuring, securitization, acquisition financing and principal investment projects in excess of $5.0 billion. In addition to his role at Star Bulk, Mr. Begleris is also an executive of Oceanbulk Maritime S.A. and is Co-Chief Financial Officer of Oceanbulk Maritime S.A.’s joint ventures with Oaktree. Mr. Begleris received an M.Eng. in Mechanical Engineering from Imperial College, London, and an MBA from Harvard Business School.

Nicos Rescos, Chief Operating Officer

Mr. Nicos Rescos has served as our Chief Operating Officer since July 2014. He also serves as Chief Operating Officer and Commercial Director of Oceanbulk Maritime S.A. since May 2010. Mr. Rescos has been actively involved in the shipping industry for the past 27 years having held several senior commercial management positions throughout his career developing strong expertise in the dry bulk, container and product tanker markets. He has been responsible for developing and executing more than 200 vessel acquisitions and dispositions as well as having structured several joint ventures in the dry bulk and tanker sectors. He received a BSc in Management Sciences from The University of Manchester Institute of Science and Technology (UMIST) and an MSc in Shipping Trade and Finance from the City University Business School.

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

Arne Blystad, Director

Mr. Arne Blystad has served on our Board of Directors since July 2018. He is an independent investor located in Oslo, Norway. The Blystad Group, which is 100% owned and controlled by Mr. Arne Blystad and his immediate family, has a long history in international shipping. Mr. Blystad began, after high school, his career as a shipbroker in London and New York. He later started various ventures within the shipping and offshore drilling space. This has involved both private and public listed companies, where he has held various board and management positions over the years. The Blystad Group has investments in various shipping segments such as dry bulk, chemical tankers, container feeder and semi sub heavy-lift, real- estate and securities.

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

Charis Plakantonaki, Chief Strategy Officer

Charis Plakantonaki joined Star Bulk in 2015 as Head of Strategic Planning, and in 2017 she assumed the position of Chief Strategy Officer. From 2008 to 2015 she worked at Thenamaris (Ships Management) Inc., for the first five years as Strategic Projects Manager and subsequently as Head of Corporate Communications. Prior to joining Thenamaris, she was a Senior Consultant at the Boston Consulting Group where she managed strategy development projects for multinational companies across different industries. Mrs. Plakantonaki received a B.S. in International & European Economics & Politics from the University of Macedonia, where she graduated as valedictorian, and an MBA from INSEAD. She serves on the Board of the Liberian Shipowners’ Council, and represents Star Bulk in the Global Maritime Forum and the Getting to Zero Coalition. She also serves on the Board of Trustees of the Anatolia College, on the Advisory Board of Blue Growth and on the Advisory Board of Seafair.

Brian Laibow, Director

Mr. Brian Laibow has served on our Board of Directors since January 2020. He is a Managing Director in Oaktree where he has worked since 2006 following graduation from Harvard Business School, where he received his M.B.A. Before attending Harvard, Mr. Laibow worked at Caltius Private Equity, a middle market LBO firm in Los Angeles, as a senior business analyst at McKinsey & Company, and as an investment banking intern at J.P. Morgan. Mr. Laibow graduated magna cum laude with a B.A. degree in economics from Dartmouth College and studied economics at Oxford University. He serves on the Dartmouth College endowment Investment Committee, Brentwood School Finance Committee, board of the Independent School Alliance for Minority Affairs and is a member of Young Presidents Organization (YPO).

Sherman Lau, Director

Mr. Sherman Lau has served on our Board of Directors since May 2021. He is a senior vice president on the Distressed Opportunities team in Los Angeles. Prior to joining Oaktree in 2015, Mr. Lau spent two years as an investment banking analyst in the Financial Sponsors Group at Barclays. He received his B.B.A. degree with highest distinction in economics from the University of California, San Diego.

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

Eleni Vrettou, Director

Eleni Vrettou serves as the Chief Executive Officer of Attica Bank since September 2022 and has more than 20 years international experience in banking, specializing in the areas of investment, corporate and commercial banking. Prior to her present position, she held the role of Chief Strategy and Investor Relations Officer for Lamda Development. From April 2019 to April 2022 Ms. Vrettou served as the Executive General Manager, Chief of Corporate and Investment Banking at Piraeus Bank Group and she has also acted as Chairman of the Board of Directors for Piraeus Factors S.A, Piraeus Leasing and Piraeus Leases, as well as a Director for ETVA Industrial Development Zones. Previously, she had worked for 14 years at HSBC Bank Plc (“HSBC”) in Greece and the United Kingdom. In her most recent role at HSBC, Ms. Vrettou was a Managing Director and Head of Wholesale Banking Greece, while prior to that, she had served as the Head of Multinationals and Business Development for HSBC in CEE, CIS, Mediterranean and Sub-Saharan Africa regions. Prior to her employment with HSBC, she had worked for Greek and foreign financial institutions in Athens and New York in the fields of credit and risk management and investment banking (M&A). Ms. Vrettou holds a Bachelor of Science in Economics from the Wharton School of the University of Pennsylvania.

B.       Compensation of Directors and Senior Management

For the year ended December 31, 2022, aggregate compensation to our senior management was $2.3 million under the employment agreements. Non- employee directors of Star Bulk receive an annual cash retainer of $15,000, each. The chairman of the audit committee receives a fee of $15,000 per year and each of the audit committee members receives a fee of $7,500. Each chairman of our other standing committees receives an additional $5,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors or committees. We do not have a retirement plan for our officers or directors. The aggregate compensation of the Board of Directors for the year ended December 31, 2022 was approximately $0.2 million.

Employment and Consultancy Agreements

We are a party to employment and consultancy agreements with certain members of our senior management team. For a description of these agreements, see “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions-Consultancy Agreements.”

Equity Incentive Plans

On May 25, 2020, June 7, 2021 and April 11, 2022, our Board of Directors approved the 2020 Equity Incentive Plan (the “2020 Equity Incentive Plan”), the 2021 Equity Incentive Plan (the “2021 Equity Incentive Plan”) and the 2022 Equity Incentive Plan (the “ 2022 Equity Incentive Plan”) (collectively, the “Equity Incentive Plans”), respectively, under which our officers, key employees, directors, and consultants are eligible to receive options to acquire common shares, share appreciation rights, restricted shares and other share-based or share-denominated awards. We reserved a total of 1,100,000 common shares, 515,000 common shares and 810,000 common shares for issuance under the respective Equity Incentive Plans, subject to further adjustment for changes in capitalization as provided in the plans. The purpose of the Equity Incentive Plans is to encourage ownership of shares by, and to assist us in attracting, retaining and providing incentives to, our officers, key employees, directors and consultants, whose contributions to us are or may be important to our success and to align the interests of such persons with our shareholders. The various types of incentive awards that may be issued under the Equity Incentive Plans, enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business. The Equity Incentive Plans are administered by our compensation committee, or such other committee of our Board of Directors as may be designated by the board. The Equity Incentive Plans permit issuance of restricted shares, grants of options to purchase common shares, share appreciation rights, restricted shares, restricted share units and unrestricted shares.

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

The terms and conditions of the Equity Incentive Plans are substantially similar to those of the previous plans. As of February 16, 2023, there are 460,190 common shares unvested from the 2020, 2021 and 2022 Equity Incentive Plans.

During the years 2020, 2021, 2022 and up to February 16, 2023, pursuant to the Equity Incentive Plans, we have granted to certain directors and officers the following securities:

•	On May 25, 2020, 714,540 restricted common shares were granted to certain of the Company’s directors and officers of which 469,920 restricted common shares vested in August 2020, 122,310 restricted common shares vested in May 2021 and the remaining 122,310 restricted common shares vest in May 2023.
•	On June 7, 2021, 226,500 restricted shares of common shares were granted to certain of the Company’s directors and officers of which 113,250 restricted common shares vested in September 2021, 56,625 restricted common shares vested in June 2022 and the remaining 56,625 restricted common shares vest in June 2024.
•	On April 11, 2022, 810,000 restricted shares of common shares were granted to certain of the Company’s directors and officers of which 528,745 restricted common shares vested in October 2022, 193,405 restricted common shares vest in April 2023 and the remaining 87,850 restricted common shares vest in April 2025.
•	As of the date of this annual report, 94,519 common shares are available under the Equity Incentive Plans.

On June 7, 2021, our Board of Directors amended an incentive program that had been previously announced in January 2019 (the “Performance Incentive Program”) which provides for the issuance of shares pursuant to performance conditions being met. In particular, the amended program is triggered when our cumulative fuel cost savings, beginning from November 2019, exceed the threshold of $250 million (“Excess Savings”). The program expires on December 31, 2024. Upon the satisfaction of the above threshold, the Board of Directors shall award a percentage ranging between 5%-10%, at its discretion, of the annual Excess Savings, the value of which will be reflected in actual shares to key employees. For the years ended December 31, 2021 and 2022, we estimated the intrinsic value of the award based on the fuel market prices at each year end and assumed, based on our best estimate, 5% and 7.5%, respectively, of Excess Savings to be awarded by the Board of Directors for the first year and 5% for the following two years of the program, and as a result an amount of $1.2 million and $9.6 million, respectively, was recognized and is included under “General and administrative expenses” in the consolidated statement of operations for the years ended December 31, 2021 and 2022. In addition, based on 7.5% of the actual Excess Savings as of December 31, 2022, and the closing price of our common stock as of that date of $19.23, 450,000 common shares were awarded to key employees upon the approval of the Board of Directors which vested and were issued on February 27, 2023.

C.       Board Practices

Our Board of Directors is divided into three classes with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The term of each class of directors expires as follows:

•	The term of the Class A directors expires at the 2023 Annual General Meeting set for May 8, 2023;
•	The term of the Class B directors expires in 2024; and
•	The term of the Class C directors expires in 2025.

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

Our newly established ESG Committee is responsible for providing guidance and supporting the development of our ESG strategy, evaluating and recommending ESG initiatives and practices and ensuring that we promote and integrate environmental, social and governance matters into our strategy and core business operations. Additionally, our ESG Committee is responsible for helping us stay abreast of risks and opportunities for ESG and climate change related matters.

Shareholders may also nominate directors in accordance with procedures set forth in Bylaws.

Our Audit Committee consists of Mr. Koert Erhardt and Mr. Nikolaos Karellis, who is the Chairman of the committee. Our Compensation Committee consists of Mr. Mahesh Balakrishnan and Mr. Spyros Capralos, who is the Chairman of the committee. Our Nominating Committee consists of Mr. Spyros Capralos, Mr. Brian Laibow and Mr. Koert Erhardt, who is the Chairman of the committee. Our ESG Committee consists of Mrs. Eleni Vrettou, Mr. Nikolaos Karellis and Mr. Mahesh Balakrishnan, who is the Chairman of the ESG Committee.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

D.       Employees

As of December 31, 2022, we had 209 employees including our executive officers.

E.       Share Ownership

With respect to the total amount of common shares owned by all of our officers and directors, individually and as a group, see “Item 7. Major Shareholders and Related Party Transactions.”

F.       Board Diversity Matrix

The table below provides certain information regarding the diversity of our Board of Directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Greece
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	11
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	9	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	-
Did Not Disclose Demographic Background	2

Item 7.	Major Shareholders and Related Party Transactions

A.       Major Shareholders

The following table presents certain information as of February 16, 2023, February 16, 2022 and February 26, 2021 regarding the ownership of our common shares with respect to each shareholder, who we know to beneficially own more than five percent of our outstanding common shares, and our executive officers and directors.

	Common Shares Beneficially Owned as of
	February 16, 2023		February 16, 2022		February 26, 2021
Beneficial Owner (1)	Amount	Percentage	Amount	Percentage	Amount	Percentage
Oaktree Capital Group Holdings GP, LLC and certain of its advisory clients (2)	26,067,483	25.34%	26,021,457	25.4%	39,006,017	39.3%
AllianceBernstein L.P. (3)	6,476,150	6.30%	n/a	n/a	n/a	n/a
Fidelity Management & Research	n/a	n/a	6,172,233	6.0%	n/a	n/a
Entities affiliated with Raffaele Zagari	2,200,000	2.14%	3,517,889	3.4%	4,448,060	4.5%
Entities affiliated with Petros Pappas	3,791,868	3.69%	3,632,168	3.6%	4,319,378	4.4%
Directors and executive officers of the Company, in the aggregate (4)	932,529	0.91%	3,054,683	3.0%	3,682,430	3.7%

_______________

(1)	Percentage amounts based on 102,857,416 common shares outstanding as of February 16, 2023, 102,294,758 common shares outstanding as of February 16, 2022 and 99,239,716 common shares outstanding as of February 26, 2021.
(2)	As of February, 16, 2023, consists of (i) 2,397,106 shares held by Oaktree Opportunities Fund IX Delaware, L.P. (“Fund IX”), (ii) 22,016 shares held by Oaktree Opportunities Fund IX (Parallel 2), L.P. (“Parallel 2”), (iii) 5,633,033 shares held by Oaktree Dry Bulk Holdings LLC (“Dry Bulk Holdings”), (iv) 14,966,826 shares held by OCM XL Holdings L.P., a Cayman Islands exempted limited partnership (“OCM XL”), (v) 2,974,261 shares held by Oaktree OBC Container Holdings LLC, a Marshall Island limited liability company (“Oaktree OBC”) and (vi) 74,241 shares held by OCM FIE, LLC (“FIE”). Each of the foregoing funds and entities is affiliated with Oaktree Capital Group, LLC (“OCG”) which is managed by its ten-member board of directors which is comprised of members appointed by each of Oaktree Capital Group Holdings GP, LLC and Brookfield Asset Management, Inc. Each of the direct and indirect general partners, managing members, directors, unit holders, shareholders, and members of VOF, Fund IX, Parallel 2, Dry Bulk Holdings, OCM XL, Oaktree OBC and FIE, may be deemed to share voting and dispositive power over the shares owned by such entities, but disclaims beneficial ownership in such shares except to the extent of any pecuniary interest therein. The address for these entities (collectively, the “Oaktree Funds”) is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.
(3)	Pursuant to SC 13G filing dated February 14, 2023.
(4)	These numbers of shares do not include shares beneficially owned by Messrs. Pappas and Zagari, that are presented within line items “Entities affiliated with Petros Pappas” and “Entities affiliated with Raffaele Zagari”, respectively, above.

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

As of February 16, 2023, 102,857,416 of our outstanding common shares were held in the United States by 256 holders of record, including Cede & Co., the nominee for the Depository Trust Company, which held 86,971,118 of those shares.

B.       Related Party Transactions

For a description of all of our Related Party Transactions, see also Note 3 (Transaction with Related Parties) to our consolidated financial statements included herein for more information.

Transactions with Oceanbulk Maritime S.A. and affiliates

Oceanbulk Maritime S.A., a related party, is a ship management company and is controlled by Ms. Milena-Maria Pappas. One of the affiliated companies of Oceanbulk Maritime S.A provides us certain financial corporate development services. The related expenses for each of the years ended December 31, 2020, 2021 and 2022 were $0.3 million, $0.3 million and $0.2 million, respectively, and are included in General and administrative expenses in the consolidated statements of operations. As of December 31, 2021 and 2022, we had outstanding receivables of $0.1 million and $0.3 million, respectively, from Oceanbulk Maritime S.A and its affiliates for payments made by us on its behalf for certain administrative items.

Consultancy Agreements

During the years ended December 31, 2020, 2021 and 2022 and as of December 31, 2022, we were a party to three consultancy agreements in each case with a separate company owned and controlled by each of our Co-Chief Financial Officers, Messrs. Simos Spyrou and Christos Begleris and our Chief Operating Officer, Mr. Nicos Rescos. Pursuant to each of these consultancy agreements, we are required to pay an aggregate base fee of $0.5 million per annum to these three companies. Additionally pursuant to these agreements, these entities are entitled to receive an annual discretionary bonus, as determined by our Board of Directors in its sole discretion. In aggregate, the related expenses under the consultancy agreements for 2020, 2021 and 2022 were $0.6 million, $0.5 million and $0.5 million respectively, and are included in General and administrative expenses in the consolidated statements of operations.

In addition, non-employee directors of the Board of Directors and each chairman of our standing committees receive an annual cash retainer. For additional information see “Item 6. Directors, Senior Management and Employees – B. Compensation of Directors and Senior Management.

Office Lease Agreements

On January 1, 2012, Starbulk S.A. entered into a lease agreement for office space with Combine Marine Ltd., or Combine Ltd., a company controlled by Mrs. Milena-Maria Pappas and by Mr. Alexandros Pappas, both of whom children of our Chief Executive Officer, Mr. Petros Pappas. The lease agreement provides for a monthly rental of €2,500 (approximately $2,675, using the exchange rate as of December 31, 2022, which was $1.07 per euro). Unless terminated by either party, the agreement will expire in January 2024.

In addition, on December 21, 2016, Starbulk S.A., entered into a lease agreement for office space with Alma Properties, a company controlled by Mrs. Milena-Maria Pappas. The lease agreement provides for a monthly rental of €300 (approximately $321, using the exchange rate as of December 31, 2022, which was $1.07 per euro).

Interchart Shipping Inc.

In 2014, we acquired 33% of the total outstanding common stock of Interchart. The ownership interest was purchased from an entity affiliated with family members of our Chief Executive Officer. This investment is accounted for as an equity method investment and is presented within “Long term investment” in the consolidated balance sheets. We entered into a services agreement with Interchart for chartering, brokering and commercial services for all of our vessels which from August 1, 2019 until October 1, 2021 provided for a monthly fee of $315,000 ($325,000 monthly fee for the earlier period in 2019) and then amended to increase the monthly fee to $345,000 until December 31, 2022. During the years ended December 31, 2020, 2021 and 2022, the brokerage commission charged by Interchart amounted to $3.8 million, $3.9 million and $4.1 million, respectively, and is included in “Voyage expenses” in the consolidated statements of operations.

Sydelle Marine Ltd.

During 2020, we entered into certain freight agreements with Sydelle Marine Limited, a company controlled by members of the family of our Chief Executive Officer, to charter-in its vessel. The total charter-in expense for the aforementioned freight agreements during the year ended December 31, 2020 was $0.5 million and is included in “Charter-in hire expenses” in the consolidated statement of operations.

StarOcean Manning Philippines Inc.

We have 25% ownership interest in StarOcean Manning Philippines, Inc. (“StarOcean”), a company that is incorporated and registered with the Philippine Securities and Exchange Commission, which provides crewing agency services. The remaining 75% interest is held by local entrepreneurs. This investment is accounted for as an equity method investment and is included within “Long term investment” in the consolidated balance sheet.

Augustea Technoservices Ltd. and affiliates

Following the completion of the acquisition of the Augustea Vessels in 2018, we appointed Augustea Technoservices Ltd., an entity affiliated with certain of the sellers of the Augustea Vessels (including one of our directors, Mr. Zagari), as the technical manager of certain of our vessels. Up until June 2022, the respective management agreements were progressively terminated for all the vessels managed previously by Augustea Technoservices Ltd. The management fees incurred for the years ended December 31, 2020, 2021 and 2022 were $6.6 million, $6.5 million and $1.3 million, respectively, and are included in “Management fees” in the consolidated statements of operations. As of December 31, 2021 we had outstanding payables of $0.9 million to Augustea Technoservices Ltd. and its affiliates which was settled in 2022.

Iblea Ship Management Limited

In 2021, we appointed Iblea Ship Management Limited, an entity affiliated with one of our directors, Mr. Zagari, to provide certain management services to certain vessels, which were previously managed by Augustea Technoservices Ltd. During 2022 the management of certain vessels previously managed by Iblea Ship Management Limited was changed from third party to in-house. The management fees incurred for the year ended December 31, 2021 and 2022 were $0.1 million and $3.3 million, respectively, and are included in “Management fees” in the consolidated statements of operations. As of December 31, 2021 and 2022, we had outstanding payable of $0.4 million and $1.4 million, respectively to Iblea Ship Management Limited.

Augustea Oceanbulk Maritime Malta Ltd. (“AOM”)

On September 24, 2019, we chartered-in the vessel AOM Marta, which is owned by AOM, an entity affiliated with Augustea Atlantica SpA and certain members of our Board of Directors. The agreed rate for chartering-in AOM Marta was index-linked, and the vessel was redelivered to her owners on June 8, 2021. The charter-in expense for the years ended December 31, 2020, 2021 and 2022 was $5.4 million, $4.1 million and nil, respectively, and is included in “Charter-in hire expenses” in the consolidated statement of operations.

Coromel Maritime Limited

During 2020, we entered into certain freight agreements with ship-owning company Coromel to charter-in its vessel. Coromel is controlled by family members of our Chief Executive Officer. The charter-in expense for the aforementioned freight agreement during the year ended December 31, 2020 was $0.2 million and is included in “Charter-in hire expenses” in the consolidated statement of operations.

Short Pool Contracts of Affreightment

During the second quarter of 2020, we agreed, together with Golden Ocean Group, Bocimar International NV and Oceanbulk International S.A (collectively the “Short Pool Members”), to enter into Contracts of Affreightment (“COAs”) with major miners and commodity traders to transport dry bulk commodities at fixed freight rates (the “Short Pool”). The Short Pool Members could use own vessels or charter-in from the market to perform the COAs. We no longer engage our vessels under this arrangement since 2021.

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

CCL Pool

On December 30, 2020 a funding of $0.1 million that we had provided CCL Pool, was converted to equity with us holding 25% ownership interest of CCL Pool, which after the exit of one of the other three shareholders as of December 31, 2021, increased to 33%. The participation to CCL is accounted for as an equity method investment. Our initial investment of $0.1 million in CCL Pool is presented within “Long term investment” in the consolidated balance sheet. Our subsequent share of results in CCL Pool was insignificant for the years ended December 31, 2020, 2021 and 2022.

Oaktree Shareholders Agreement

The following is a summary of the material terms of the Oaktree Shareholders Agreement. Capitalized terms that are used in this description of the Oaktree Shareholders Agreement but not otherwise defined below have the meanings ascribed to them under the caption, “Certain Definitions.”

General

The Oaktree Shareholders Agreement was entered into on the date the Merger was completed (July 11, 2014) and governs the ownership interest of Oaktree and its affiliated investment funds that own Common Shares (and any Affiliates (as defined below) of the foregoing persons that become Oaktree Shareholders pursuant to a transfer or other acquisition of our Equity Securities (as defined below) in accordance with the terms of the Oaktree Shareholders Agreement, collectively, the “Oaktree Shareholders”) following the Merger. Based on the number of our outstanding common shares on February 16, 2023, the Oaktree Shareholders beneficially own approximately 25.3% of the common shares outstanding of the Company as of that date.

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

General

The Pappas Shareholders Agreement, which entered into effect on July 11, 2014, upon the closing of the Merger, governs the ownership interest of Mr. Petros Pappas and his children, Ms. Milena-Maria Pappas (one of our former directors) and Mr. Alexandros Pappas, and entities affiliated to them (“Pappas Shareholders”) in the Company following consummation of the Merger. Based upon the number of our shares outstanding as of February 16, 2023, the Pappas Shareholders beneficially own approximately 3.7% of our total issued and outstanding common shares of the Company.

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

See Item 18. “Financial Statements.”

Legal Proceedings

We have not been involved in any legal proceedings which we believe may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which we believe may have a significant effect on our business, financial position, and results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, including personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

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

We believe that, under current law, our dividend payments from earnings and profits would constitute “qualified dividend income” and as such will generally be subject to a preferential United States federal income tax rate (subject to certain conditions) with respect to non-corporate individual shareholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States shareholder’s tax basis in its common stock on a Dollar-for-Dollar basis and thereafter as capital gain. Please see “Item 10. Additional Information-E. Taxation” for additional information relating to the tax treatment of our dividend payments.

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

Pursuant to our dividend policy prevailing at each time during the years ended December 31, 2020, 2021 and 2022 and in February 2023, our Board declared a cash dividend of $0.05 per share, $2.25 per share, $6.50 per share and $0.60 per share, respectively. As a result, an amount of $4.8 million, $230.5 million, and $668.5 million was paid in 2020, 2021 and 2022, respectively, while an amount of approximately $61.8 million is expected to be paid on or about March 14, 2023.

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

As of February 16, 2023, we had 102,857,416 common shares issued and outstanding. No preferred shares are issued or outstanding.

In addition, our Articles of Incorporation grant the Chairman of our Board of Directors a tie-breaking vote in the event the directors’ vote is evenly split or deadlocked on a matter presented for vote.

We are registered in the Republic of the Marshall Islands at The Trust Company of the Marshall Islands, Inc., Registrar of Corporation for non-resident corporations, under registration number 21451.

Our Articles of Incorporation and Bylaws

Our purpose, as stated in Section B of our Articles of Incorporation, is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act.

Directors

Our directors are elected by a majority of the votes cast by shareholders entitled to vote in an election. Our Articles of Incorporation provide that cumulative voting shall not be used to elect directors. Our Board of Directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66 2/3% of the entire Board of Directors. Our Articles of Incorporation provide for a staggered Board of Directors whereby directors shall be divided into three classes: Class A, Class B and Class C, which shall be as nearly equal in number as possible. Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The terms of our Board of Directors are as follows: (i) the term of our Class A directors expires on May 8, 2023; (ii) the term of our Class B directors expires in 2024; and (iii) the term of our Class C directors in 2025. Each director serves his or her respective term of office until his or her successor has been elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. Our Board of Directors has the authority to fix the amounts which shall be payable to the members of the Board of Directors for attendance at any meeting or for services rendered to us.

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

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future. Our common stock is not subject to any sinking fund provisions and no holder of any shares will be required to make additional contributions of capital with respect to our shares in the future. There are no provisions in our articles of incorporation or bylaws discriminating against a stockholder because of his or her ownership of a particular number of shares.

We are not aware of any limitations on the rights to own our common stock, including rights of non-resident or foreign stockholders to hold or exercise voting rights on our common stock, imposed by foreign law or by our articles of incorporation or bylaws.

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

C.       Material Contracts

During the years ended December 31, 2021 and 2022 and as of December 31, 2022, we were a party to the Oaktree Shareholders Agreement, the Pappas Shareholders Agreement and to registration rights agreements with Oaktree and affiliates of Mr. Petros Pappas. For a discussion of these agreements, please see the section of this annual report entitled “Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions.” Such description is not intended to be complete and reference is made to the contract itself which is an exhibit to this annual report on Form 20-F.

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

MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our articles of incorporation and bylaws and by the MIBCA. The provisions of the MIBCA resemble provisions of the corporation laws of a number of states in the United States. For example, the MIBCA allows the adoption of various anti-takeover measures such as shareholder “rights” plans. While the MIBCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, Marshall Islands’ court cases interpreting the MIBCA. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as United States courts and you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction that has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the MIBCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware
Shareholder Meetings
Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the Board of Directors.
May be held in or outside of the Marshall Islands.	May be held in or outside of Delaware.
• Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting, and unless it is the annual meeting, indicates that it is being issued by or at the direction of the person calling the meeting, and if such meeting is a special meeting such notice shall also state the purpose for which it is being called.	• Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.
• A copy of the notice of any meeting shall be given personally, sent by mail or by electronic transmission not less than 15 nor more than 60 days before the date of the meeting.	• Written notice shall be given not less than 10 nor more than 60 days before the meeting.
Shareholder’s Voting Rights
Any action required to be taken by a meeting of shareholders may be taken without a meeting if consent is in writing, sets forth the action so taken and is signed by all the shareholders entitled to vote or if the articles of incorporation so provide, by holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.	With limited exceptions, shareholders may act by written consent to elect directors.
Any person authorized to vote may authorize another person to act for him or her by proxy.	Any person authorized to vote may authorize another person or persons to act for him or her by proxy.
Unless otherwise provided in the articles of incorporation or bylaws, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.	For stock corporations, the certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.
107

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.
The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting.
Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by the vote of the majority of holders of outstanding shares entitled to vote at a shareholder meeting.	Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.
Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting.	Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote.
Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.	Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.
Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.	Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.
Directors
The board of directors must consist of at least one member.	The board of directors must consist of at least one member.
Number of members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board pursuant to the bylaws.	Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.
108

If the board of directors is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.
Removal:	Removal:
• Any or all of the directors may be removed for cause by vote of the shareholders.	– Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.
• If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders	• In the case of a classified board, shareholders may effect removal of any or all directors only for cause.
Dissenter’s Rights of Appraisal
With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.	With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.
A holder of any adversely affected shares who does not vote on, or consent in writing to, an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment	The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets.
• alters or abolishes any preferential right of any outstanding shares having preference;
• creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares;
• alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
• excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.
Shareholder’s Derivative Actions
109

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.	In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.
Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort.
Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Marshall Islands
Reasonable expenses, including attorneys’ fees, may be awarded if the action is success
Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

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

Material United States Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences to us of our activities and to our shareholders of the ownership and disposition of our common shares. This discussion is not a complete analysis or listing of all of the possible tax consequences to our shareholders of the ownership and disposition of our common shares and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with shareholders that will hold common shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, at any time, 10% or more of the value of our stock or 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of shareholders, such as (i) financial institutions, (ii) regulated investment companies, (iii) real estate investment trusts, (iv) tax-exempt entities, (v) insurance companies, (vi) persons holding the common shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle,” (vii) persons that acquired common shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, (viii) U.S. expatriates, (ix) individuals, corporations or other persons subject to an alternative minimum tax, the “base erosion and anti-avoidance” tax or the net investment income tax, (x) dealers or traders in securities or currencies,

(xi) persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement” and (xii) U.S. shareholders whose functional currency is not the U.S. dollar. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law of the ownership of our common shares.

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
(2)	one of the following tests is met: (A) more than 50% of the value of its shares is beneficially owned, directly or indirectly, by “qualified shareholders,” which term includes individuals that (i) are “residents” of qualified foreign countries and (ii) comply with certain substantiation requirements (the “50% Ownership Test”); (B) it is a “controlled foreign corporation” and it satisfies an ownership test (the “CFC Test”); or (C) its shares are “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States (the “Publicly- Traded Test”). We do not currently anticipate circumstances under which we would be able to satisfy the 50% Ownership Test or the CFC Test. Our ability to satisfy the Publicly-Traded Test is described below.

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

Based on information contained in Schedules 13G and 13D filing with the U.S. Securities and Exchange Commission, we believe that we satisfy the Publicly Traded Test for 2021 and 2022 because we are not subject to the 5% Override Rule for these years because 5% Shareholders did not collectively own more than 50% of our outstanding common stock for more than half of the days in 2021 and 2022, respectively. Accordingly, we believe that we qualify for exemption under Section 883 for 2021 and 2022. However, we may not qualify for this exemption from U.S. federal income tax on our U.S. source sipping income in subsequent taxable years due to the factual nature of this inquiry.

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

Taxation of U.S. Holders Making a Timely QEF Election. If a U.S. Holder makes a timely QEF election, such U.S. Holder must report for U.S. federal income tax purposes its pro-rata share of our ordinary earnings and net capital gain, if any, for each of our taxable years during which we are a PFIC that ends with or within the taxable year of such U.S. Holder, regardless of whether distributions were received from us by such U.S. Holder. No portion of any such inclusions of ordinary earnings will be treated as “qualified dividend income.” Net capital gain inclusions of certain non- corporate U.S. Holders might be eligible for preferential capital gains tax rates. The U.S. Holder’s adjusted tax basis in the common shares will be increased to reflect any income included under the QEF election. Distributions of previously taxed income will not be subject to tax upon distribution but will decrease the U.S. Holder’s tax basis in the common shares. An electing U.S. Holder would not, however, be entitled to a deduction for its pro-rata share of any losses that we incur with respect to any taxable year. An electing U.S. Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder would make a timely QEF election for our common shares by filing IRS Form 8621 with its U.S. federal income tax return for the first year in which it held such shares when we were a PFIC. If we determine that we are a PFIC for any taxable year, we would provide each U.S. Holder with all necessary information in order to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election. Alternatively, if we were treated as a PFIC for any taxable year and, as we anticipate, our common shares are treated as “marketable stock,” a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common shares. If that election is properly and timely made, the U.S. Holder generally would include as ordinary income in each taxable year that we are a PFIC the excess, if any, of the fair market value of the common shares at the end of the taxable year over such U.S. Holder’s adjusted tax basis in the common shares. The U.S. Holder would also be permitted an ordinary loss in each such year in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common shares would be adjusted to reflect any such income or loss amount recognized. Any gain realized on the sale, exchange or other disposition of our common shares in a year that we are a PFIC would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares in such a year would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder, and, thereafter, a capital loss. Special tax rules may apply if we were a PFIC for any year in which you own the common shares but before a mark-to-market election is made.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. If we were treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election (a “Non-Electing Holder”) would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non- Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

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

Our exposure to market risk for changes in interest rate relates primarily to our floating-rate debt. Our floating-rate debt (including bareboat lease financing) arrangements contain interest rates that fluctuate with LIBOR or SOFR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt.

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

During the year ended December 31, 2020, we entered into various interest rate swaps with ING, DNB Bank ASA (“DNB”), SEB, Citibank, Piraeus Bank and Alpha Bank S.A (“Alpha Bank”) to convert a portion of our debt from floating to fixed rate.

During the year ended December 31, 2021, we early terminated certain of those interest rate swaps that were in effect as of December 31, 2020 and entered into new interest rate swap agreements with the National Bank of Greece (“NBG”), SEB and ABN AMRO Bank. The following table summarizes the interest rate swaps in place as of December 31, 2022.

Counterparty	Trading Date	Inception	Expiry	Fixed Rate	Initial Notional (‘000)	Current Notional (‘000)
ING	Mar-20	Mar-20	Mar-26	0.7000%	$ 29,960	$ 24,075
ING	Mar-20	Apr-20	Oct-25	0.7000%	$ 39,375	$ 30,000
ING	Mar-20	Apr-20	Apr-23	0.6750%	$ 16,157	$ 13,050
SEB	Mar-20	Apr-20	Jan-25	0.7270%	$ 58,885	$ 46,879
Citibank	Jun-20	Jul-20	Oct-23	0.3300%	$ 104,450	$ 71,600
Citibank	Jun-20	Aug-20	May-24	0.3510%	$ 56,075	$ 44,396
Citibank	Jun-20	Jun-20	Dec-23	0.3380%	$ 94,538	$ 61,237
Citibank	Jun-20	Jun-20	Aug-23	0.3280%	$ 56,915	$ 35,515
Citibank	Jun-20	Jul-20	Jul-23	0.3250%	$ 99,816	$ 79,853
Citibank	Jun-20	Aug-20	May-24	0.3520%	$ 31,350	$ 24,780
Citibank	Jun-20	Sep-20	Mar-24	0.3430%	$ 33,390	$ 27,825
ING July 20	Jul-20	Jul-20	Jul-26	0.3700%	$ 70,000	$ 43,750
SEB	Feb-21	Apr-21	Jan-26	0.4525%	$ 37,050	$ 25,350
ABN AMRO Bank	Feb-21	Mar-21	Dec-23	0.3120%	$ 84,548	$ 61,237
NBG	Jun-21	Jun-21	Jun-23	0.6500%	$ 125,000	$ 102,500

The above interest rate swaps were designated and qualified as cash flow hedges while they are in effect with the exception of the $44.4 million swap with Citibank which was de-designated from cash flow hedge in November 2022 since the forecasted transactions associated with this hedge were no longer probable given that the corresponding loan was fully prepaid on that date. The effective portion of the unrealized gains/losses from those swaps is recorded in Other Comprehensive Income / (Loss). No portion of the cash flow hedges was ineffective during the years ended December 31, 2021 and 2022.

As of December 31, 2022, all of our outstanding debt is floating rate, please see “Item 5. Operating and Financial Review and Prospects - Senior Secured Credit Facilities.” The total interest expense of our outstanding debt for the year ended December 31, 2022 was $46.5 million. Our estimated total interest expense for the year ending December 31, 2023 is expected to be $58.8 million. The interest expense related to the floating rate debt reflects an assumed LIBOR-based applicable rate of 4.7673% (the three-month LIBOR rate as of December 31, 2022), of 5.1389% (the six-month LIBOR rate as of December 31, 2022), and an assumed SOFR rate of 3.5101% as applicable, plus the relevant margin of the applicable debt and lease financing arrangement. The following table sets forth the sensitivity of our outstanding debt, including the effect of our interest rate swaps, in millions of Dollars, as of December 31, 2022, as to a 100 basis point increase in LIBOR and SOFR during the next five years.

For the year	Estimated amount	Estimated amount	Increase in interest expense if LIBOR increases by 100 basis points
ending December 31,	of interest expense	of interest expense after an increase of 100 basis points

2023	58.8	66.4	7.6
2024	60.0	68.0	8.0
2025	49.0	56.1	7.1
2026	34.5	39.7	5.2
2027	18.2	20.9	2.7

Currency and Exchange Rates

We generate all of our revenues in Dollars and approximately 7% of our operating expenses were incurred in currencies other than the Dollar during 2022, of which 5% is in Euros. Further, 77% of our General and administrative expenses were incurred in currencies other than the Dollar during 2022, of which 74% is in Euros. For accounting purposes, expenses incurred in Euros or other foreign currencies (except Dollars) are converted into Dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the Dollar and the Euro, which could affect the amount of net income that we report in future periods. As of December 31, 2022, the effect of an adverse movement in Dollar/Euro exchange rates by 1% would have resulted in an increase of $0.11 million and $0.4 million in our General and administrative expense and our operating expenses, respectively. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. The use of financial derivatives or non-derivative instruments, including foreign exchange forward agreements, would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative or non-derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

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

During the years ended December 31, 2021 and 2022, we entered into a number of FFAs and options for FFAs on the Capesize, Panamax and Supramax indexes. We use the freight derivatives as an economic hedge to reduce the risk on specific vessels trading in the spot market, or to take advantage of short term fluctuations in the market prices. The vast majority of our FFAs are settled on a daily basis through reputable exchanges such EEX or SGX . Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. Our freight derivatives do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in earnings.

As of December 31, 2021, the fair value of our outstanding freight derivatives was a receivable of $1.6 million and as of December 31, 2022, the fair value of our outstanding freight derivatives was a receivable of $0.2 million. A change in the daily forward rates of $1,000 would not have a material impact in the Company’s financial position as of December 31, 2022. In 2021, we recorded a net gain on our freight derivatives of $3.1 million and in 2022, we recorded a net loss of $0.2 million.

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

During the years ended December 31, 2021 and 2022, we entered into a number of bunker swaps. We use these bunker swaps as an economic hedge to reduce the risk on bunker price differentials. Our bunker swaps are settled on a daily basis mainly through reputable exchanges such as ICE so as to limit our exposure in over the counter transactions. Our bunker swaps do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in earnings. Bunker swaps are treated as assets/liabilities until they are settled.

As of December 31, 2021, the fair value of our outstanding bunker swap agreements was a payable of $0.3 million, all of them expiring within the first quarter of 2022. As of December 31, 2022, the fair value of our outstanding bunker swap agreements was a receivable of $3.7 million. In 2021 we recorded a total net gain of $0.5 million on our bunker swaps while in 2022 we recorded a total net loss of $1.2 million on our bunker swaps.

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

(a)       Disclosure Controls and Procedures

As of December 31, 2022, our management (with the participation of our Chief Executive Officer and Co-Chief Financial Officers) conducted an evaluation pursuant to Rule 13a-15 and 15d-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Co-Chief Financial Officers concluded that as of December 31, 2022, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our Chief Executive Officer and Co-Chief Financial Officers, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission.

(b)       Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15 and 15d- 15 under the Securities and Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed by, or under the supervision of our Chief Executive Officer and Co-Chief Financial Officers, and carried out by our Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes policies and procedures that:

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

Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2022 is effective.

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

(d)       Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and the Co-Chief Financial Officers, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Further, in the design and evaluation of our disclosure controls and procedures our management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in a cost- effective control system, misstatements due to error or fraud may occur and not be detected.

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

Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2020, 2021 and 2022. This table below sets forth the total amounts billed and accrued for Deloitte Certified Public Accountants S.A., the member firms of Deloitte and their respective affiliates (collectively, “Deloitte”).

(In thousands of Dollars)	2021	2022
Audit fees (a)	$691	$738
Audit-related fees (b)	55	51
Tax fees (c)	-	52
All other fees (d)	39	-
Total fees	$785	$841

(a)

Audit Fees: Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

(b)	Audit-Related Fees: Audit-related fees consisted of assurance and other services which have not been reported under Audit Fees above. Audit-related fees are approved by the Audit Committee.
(c)	Tax Fees: Tax fees represent fees for professional services for tax compliance, tax advice and tax planning. Tax fees are approved by the Audit Committee.
(d)	All Other Fees: All other fees include services other than audit fees, audit-related fees and tax fees set forth above. All other fees are approved by the Audit Committee.

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

Share Repurchase Program

On August 5, 2021, our Board of Directors authorized a share repurchase program (the “Share Repurchase Program”) to purchase up to an aggregate of $50.0 million of our common shares. The timing and amount of any repurchases will be in the sole discretion of our management team, and will depend on legal requirements, market conditions, share price, alternative uses of capital and other factors. Repurchases of common shares may take place in privately negotiated transactions, in open market transactions pursuant to Rule 10b-18 of the Exchange Act and/or pursuant to a trading plan adopted in accordance with Rule 10b5-1 of the Exchange Act. We are not obligated under the terms of the Share Repurchase Program to repurchase any of our common shares. The Share Repurchase Program has no expiration date and may be suspended or terminated by us at any time without prior notice. We will cancel common shares repurchased as part of this program. During the years ended December 31, 2021 and 2022, we purchased the following common shares:

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit) (1)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
October 1-31, 2021	466,268	$22.0138	466,268	$39,735,662
April 1-30, 2022	450,011	$26.0683	450,011	$28,004,643
June 1-30, 2022	340,000	$24.4491	340,000	$19,691,940
Total	1,256,279	N/A	1,256,279	N/A

(1)	The average price paid per share does not include commissions paid for each transaction.

The repurchased shares were cancelled and removed from the Company’s share capital as of December 31, 2022.

Item 16F.	Change in Registrants Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Item 19.	Exhibits

 Exhibit
Number Description

1.1	Fourth Amended and Restated Articles of Incorporation of Star Bulk Carriers Corp. (included as Exhibit 3.1 of the Company’s Form 6-K, which was filed with the Commission on June 23, 2016 and incorporated herein by reference).
1.2	Third Amended and Restated Bylaws of the Company (included as Exhibit 1.2 of the Company’s Form 20-F, which was filed with the Commission on April 8, 2015 and incorporated herein by reference).
2.1	Form of Share Certificate (included as Exhibit 2.1 of the Company’s Form 20-F, which was filed with the Commission on April 8, 2015 and incorporated herein by reference).
4.1	Amended and Restated Registration Rights Agreement dated July 11, 2014 (included as Annex E to Exhibit 99.1 to the Company’s Current Report on Form 6-K, dated June 20, 2014 and incorporated herein by reference).
4.2	Amendment No. 1 to Amended and Restated Registration Rights Agreement dated August 28, 2014 (included as Exhibit 99.2 to the Company’s Current Report on Form 6-K, dated September 3, 2014 and incorporated herein by reference).
4.3	Amendment No. 2 to Amended and Restated Registration Rights Agreement dated May 15, 2017 (included as Exhibit 4.3 to the Company’s Form 20-F, which was filed with the Commission on March 27, 2020 and incorporated herein by reference).
4.4	Amendment No. 3 to Amended and Restated Registration Rights Agreement dated August 3, 2018 (included as Exhibit 4.4 to the Company’s Form 20-F, which was filed with the Commission on March 27, 2020 and incorporated herein by reference).
4.5	Oaktree Shareholders Agreement (included as Annex B to Exhibit 99.1 to the Company’s Current Report on Form 6-K, dated June 20, 2014 and incorporated herein by reference).
4.6	Pappas Shareholder Agreement by and among the Company and the parties named therein dated July 11, 2014 (included as Exhibit 99.3 to the Company’s Current Report on Form 6-K, dated June 16, 2014 and incorporated herein by reference).
4.7	2020 Equity Incentive Plan (included as Exhibit 4.10 to the Company’s Form 20-F, as amended, which was filed with the Commission on April 2, 2021 and incorporated herein by reference).
4.8	2021 Equity Incentive Plan (included as Exhibit 4.9 to the Company’s Form 20-F, as amended, which was filed with the Commission on March 15, 2022 and incorporated herein by reference).
4.9	Description of Common Shares (included as Exhibit 4.10 to the Company’s Form 20-F, which was filed with the Commission on March 27, 2020 and incorporated herein by reference).
4.10	Registration Rights Agreement dated February 2, 2021 (included as Exhibit 4.13 to the Company’s Form 20-F, which was filed with the Commission on April 2, 2021 and incorporated herein by reference).
8.1*	Subsidiaries of the Company.
11.1	Code of Ethics (included as Exhibit 11.1 to the Company’s Form 20-F/A, which was filed with the Commission on April 2, 2020 and incorporated herein by reference).
126

12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1*	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes- Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm (Deloitte Certified Public Accountants S.A.)
101	The following materials from the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022, formatted in Extensible Business Reporting Language (XBRL):
(i)	Consolidated Balance Sheets as of December 31, 2021 and 2022;
(ii)	Consolidated Statements of Operations for the years ended December 31, 2020, 2021 and 2022;
(iii)	Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2020, 2021 and 2022;
(iv)	Consolidated Statements of Shareholders’ Equity for the for the years ended December 31, 2020, 2021 and 2022;
(v)	Consolidated Statements of Cash Flows for the for the years ended December 31, 2020, 2021 and 2022; and

(vi) the Notes to Consolidated Financial Statements.

*	Filed herewith.
127

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 7, 2023

Star Bulk Carriers Corp. (Registrant)

By:	/s/ Petros Pappas
Name: Petros Pappas
Title: Chief Executive Officer

128

STAR BULK CARRIERS CORP.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Star Bulk Carriers Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Star Bulk Carriers Corp. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income/(loss), shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matter Description

The Company’s evaluation of vessels held for use by the Company for impairment involves an initial assessment of each vessel to determine whether events or changes in circumstances indicate that the carrying amount of the vessel assets may not be recoverable. Total vessels as of December 31, 2022 were $2.88 billion.

When the initial assessment suggests impairment indicators, the Company compares future undiscounted net operating cash flows to the carrying value of the related vessel to determine if the vessel is required to be impaired. When the Company’s estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the vessel is less than its carrying amount, the Company records an impairment loss to the extent the vessel’s carrying value exceeds its fair market value.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future charter rates utilized in the future undiscounted net operating cash flows included the following, among others:

·	We tested the effectiveness of controls over management’s review of the impairment analysis, including the future charter rates used within the future undiscounted net operating cash flows.
·	We evaluated the reasonableness of the Company’s estimate of future charter rates through the performance of the following procedures:

1.      Evaluating the Company’s methodology for estimating the future charter rates by comparing the future charter rates utilized in the future undiscounted net operating cash flows to 1) the Company’s historical rates, including the actual scrubber premium earned on the Company’s past charter contracts, 2) the Company’s budget, 3) the Forward Freight Agreement rates, 4) historical rate information by vessel class published by third parties and 5) other external market sources, including analysts’ reports, market reports on spreads on marine fuel (for determination of premium for scrubber fitted vessels) and reports on prospective market outlook.

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

March 7, 2023

We have served as the Company’s auditor since 2018.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Star Bulk Carriers Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Star Bulk Carriers Corp. and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated March 7, 2023, expressed an unqualified opinion on those financial statements.

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

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 7, 2023

STAR BULK CARRIERS CORP.

Consolidated Balance Sheets
As of December 31, 2021 and 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	December 31, 2021	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$450,285	$269,754
Restricted cash, current (Notes 8 and 18)	20,965	14,569
Trade accounts receivable, net	81,061	84,034
Inventories (Note 4)	75,077	67,162
Due from managers	9,422	84
Due from related parties (Note 3)	242	324
Prepaid expenses and other receivables	28,659	25,667
Derivatives, current asset portion (Note 18)	1,996	25,585
Other current assets (Note 16)	15,217	14,913
Total Current Assets	682,924	502,092

FIXED ASSETS
Vessels and other fixed assets, net (Note 5)	3,013,038	2,881,551
Total Fixed Assets	3,013,038	2,881,551

OTHER NON-CURRENT ASSETS
Long term investment (Note 3)	1,567	1,676
Restricted cash, non-current (Notes 8 and 18)	2,021	2,021
Operating leases, right-of-use assets (Note 6)	48,256	37,618
Derivatives, non-current asset portion (Note 18)	6,913	8,666
TOTAL ASSETS	$3,754,719	$3,433,624

LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term bank loans (Note 8)	$156,701	$166,586
Lease financing short term (Note 7)	50,434	15,361
Accounts payable	21,837	32,140
Due to managers	3,885	6,344
Due to related parties (Note 3)	1,426	1,501
Accrued liabilities (Note 13)	30,810	33,984
Derivatives, current liability portion (Note 18)	743	-
Operating lease liabilities, current (Note 6)	-	9,955
Deferred revenue	24,960	16,684
Total Current Liabilities	290,796	282,555

NON-CURRENT LIABILITIES
Long-term bank loans, net of current portion and unamortized loan issuance costs of $10,853 and $9,013, as of December 31, 2021 and 2022, respectively (Note 8)	932,554	927,995
Lease financing long term, net of unamortized lease issuance costs of $5,318 and $2,681, as of December 31, 2021 and 2022, respectively (Note 7)	402,039	175,238
Operating lease liabilities, non-current (Note 6)	48,256	27,663
Other non-current liabilities	1,056	831
TOTAL LIABILITIES	1,674,701	1,414,282

COMMITMENTS & CONTINGENCIES (Note 15)

SHAREHOLDERS' EQUITY
Preferred Shares; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2021 and 2022, respectively (Note 9)	-	-
Common Shares, $0.01 par value, 300,000,000 shares authorized; 102,294,758 shares issued and outstanding as of December 31, 2021; 102,857,416 shares issued and outstanding as of December 31, 2022 (Note 9)	1,023	1,029
Additional paid in capital	2,618,319	2,646,073
Accumulated other comprehensive income/(loss)	6,933	20,962
Accumulated deficit	(546,257)	(648,722)
Total Shareholders' Equity	2,080,018	2,019,342
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,754,719	$3,433,624

 The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Statements of Operations
For the years ended December 31, 2020, 2021 and 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Years ended December 31,
	2020	2021	2022

Revenues:
Voyage revenues (Note 16)	$693,241	$1,427,423	$1,437,156

Expenses/(Income)
Voyage expenses (Notes 3 and 17)	200,058	226,111	286,534
Charter-in hire expenses (Note 3)	32,055	14,565	21,020
Vessel operating expenses (Note 17)	178,543	208,661	228,616
Dry docking expenses	23,519	30,986	47,718
Depreciation (Note 5)	142,293	152,640	156,733
Management fees (Notes 3 and 10)	18,405	19,489	19,071
General and administrative expenses (Note 3)	31,881	39,500	56,826
Loss on write-down of inventory (Note 2j)	-	-	17,326
(Gain)/Loss on time charter agreement termination	-	(1,102)	-
Other operational loss	1,513	2,214	2,380
Other operational gain	(3,231)	(2,110)	(8,794)
Loss on bad debt	373	629	677
(Gain)/Loss on forward freight agreements and bunker swaps, net (Note 18)	(16,156)	(3,564)	1,451
Total operating expenses, net	609,253	688,019	829,558
Operating income / (loss)	83,988	739,404	607,598

Other Income/ (Expenses):
Interest and finance costs (Note 8)	(69,555)	(56,036)	(52,578)
Interest income and other income/(loss)	267	315	7,050
Gain/(Loss) on debt extinguishment, net (Note 8)	(4,924)	(3,257)	4,064
Total other expenses, net	(74,212)	(58,978)	(41,464)

Income / (loss) before taxes and equity in income of investee	$9,776	$680,426	$566,134
Income taxes (Note 14)	(152)	(16)	(244)
Income/(Loss) before equity in income of investee	9,624	680,410	565,890
Equity in income / (loss) of investee	36	120	109
Net income/(loss)	9,660	680,530	565,999
Earnings / (Loss) per share, basic	$0.10	$6.73	$5.54
Earnings / (Loss) per share, diluted	0.10	6.71	5.52
Weighted average number of shares outstanding, basic (Note 12)	96,128,173	101,183,829	102,153,255
Weighted average number of shares outstanding, diluted (Note 12)	96,281,389	101,479,072	102,536,966

 The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Statements of Comprehensive Income/ (Loss)
For the years ended December 31, 2020, 2021 and 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Years ended December 31,
	2020	2021	2022
Net income / (loss)	$9,660	$680,530	$565,999
Other comprehensive income / (loss):
Unrealized gains / losses from cash flow hedges:
Unrealized gain / (loss) from hedging interest rate swaps recognized in Other comprehensive income/(loss) before reclassifications	(4,841)	8,575	24,073
Less:
Reclassification adjustments of interest rate swap gain/(loss) (Note 18)	848	2,351	(10,044)
Other comprehensive income / (loss)	(3,993)	10,926	14,029
Total comprehensive income / (loss)	$5,667	$691,456	$580,028

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2020, 2021 and 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive income/(loss)	Accumulated deficit	Treasury stock	Total Shareholders' Equity
BALANCE, January 1, 2020	96,073,197	$961	$2,544,342	$-	$(1,001,170)	$(93)	$1,544,040
Net income / (loss)	-	-	-	-	9,660	-	9,660
Other comprehensive income / (loss)	-	-	-	(3,993)	-	-	(3,993)
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 11)	1,073,490	10	4,614	-	-	-	4,624
Dividend declared ($0.05 per share) (Note 9)	-	-	-	-	(4,804)	-	(4,804)
BALANCE, December 31, 2020	97,146,687	$971	$2,548,956	$(3,993)	$(996,314)	$(93)	$1,549,527
Net income / (loss)	-	-	-	-	680,530	-	680,530
Other comprehensive income / (loss)	-	-	-	10,926	-	-	10,926
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 11)	521,310	5	10,330	-	-	-	10,335
Acquisition of Eneti vessels, net of share issuance expenses (Notes 5 and 9)	3,000,000	30	47,545	-	-	-	47,575
Acquisition of ER vessels, net of share issuance expenses (Notes 5 and 9)	2,100,000	21	22,147	-	-	-	22,168
Offering Expenses	-	-	(292)	-	-	-	(292)
Cancellation of treasury stock (Note 9)	(6,971)	-	(93)	-	-	93	-
Dividend declared ($2.25 per share) (Note 9)	-	-	-	-	(230,473)	-	(230,473)
Repurchase of common shares (Note 9)	(466,268)	(4)	(10,274)	-	-	-	(10,278)
BALANCE, December 31, 2021	102,294,758	$1,023	$2,618,319	$6,933	$(546,257)	$-	$2,080,018
Net income / (loss)	-	-	-	-	565,999	-	565,999
Other comprehensive income / (loss)	-	-	-	14,029	-	-	14,029
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 11)	697,979	7	28,474	-	-	-	28,481
Dividends declared ($6.5 per share) (Note 9)	-	-	-	-	(668,464)	-	(668,464)
Equity offerings, net (Note 9)	654,690	7	19,340	-	-	-	19,347
Repurchase of common shares (Note 9)	(790,011)	(8)	(20,060)	-	-	-	(20,068)
BALANCE, December 31, 2022	102,857,416	$1,029	$2,646,073	$20,962	$(648,722)	$-	$2,019,342

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Statements of Cash Flows
For the years ended December 31, 2020, 2021 and 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Years ended December 31,
	2020	2021	2022
Cash Flows from Operating Activities:
Net income / (loss)	$9,660	$680,530	$565,999
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation (Note 5)	142,293	152,640	156,733
Amortisation of fair value of below market time charters	(1,184)	(187)	-
Amortization of debt (loan, lease & notes) issuance costs (Note 8)	7,815	6,511	4,918
Amortization of operating lease right-of-use assets (Note 6)	-	-	10,638
Gain/(Loss) on debt extinguishment, net (Note 8)	4,924	3,257	(4,064)
Loss on bad debt	373	629	677
Share-based compensation (Note 11)	4,624	10,335	28,481
(Gain)/Loss on time charter agreement termination	-	(1,102)	-
Loss on write-down of inventory (Note 4)	-	-	17,326
Change in fair value of forward freight derivatives and bunker swaps (Note 18)	(1,295)	(1,508)	(2,583)
Other non-cash charges	276	(116)	(225)
Write-off of current assets	-	-	607
Gain on hull and machinery claims	(2,154)	(192)	-
Equity in income / (loss) of investee	(36)	(120)	(109)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	20,322	(43,600)	(3,650)
Inventories	3,859	(27,783)	(9,411)
Prepaid expenses and other receivables	(2,211)	(19,012)	(3,818)
Derivatives asset	(2)	500	(91)
Due from related parties	109	239	(82)
Due from managers	541	(9,064)	9,338
Other non-current assets	(1)	-	-
Increase/(Decrease) in:
Accounts payable	(3,052)	(8,040)	11,563
Operating lease liability (Note 6)	-	-	(10,638)
Due to related parties	(2,578)	(13)	75
Accrued liabilities	(18,064)	13,810	4,031
Due to managers	2,032	(3,928)	2,459
Deferred revenue	4,301	13,285	(8,276)
Net cash provided by / (used in) Operating Activities	170,552	767,071	769,898

Cash Flows from Investing Activities:
Advances for vessels & vessel upgrades and other fixed assets	(72,059)	(130,147)	(25,403)
Hull and machinery insurance proceeds	5,725	8,884	4,531
Net cash provided by / (used in) Investing Activities	(66,334)	(121,263)	(20,872)

Cash Flows from Financing Activities:
Proceeds from bank loans, leases and notes	687,792	470,650	315,000
Loan and lease prepayments and repayments	(708,910)	(593,183)	(576,025)
Financing and debt extinguishment fees paid	(9,027)	(4,584)	(5,543)
Dividends paid (Note 9)	(4,804)	(230,240)	(668,697)
Proceeds from issuance of common stock	-	-	19,792
Offering expenses paid related to the issuance of common stock	-	(433)	(412)
Repurchase of common shares	-	(10,278)	(20,068)
Net cash provided by / (used in) Financing Activities	(34,949)	(368,068)	(935,953)

Net increase/(decrease) in cash and cash equivalents and restricted cash	69,269	277,740	(186,927)
Cash and cash equivalents and restricted cash at beginning of period	126,262	195,531	473,271

Cash and cash equivalents and restricted cash at end of period	$195,531	$473,271	$286,344
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$61,557	$49,658	$49,598
Non-cash investing and financing activities:
Shares issued in connection with vessel acquisitions	-	69,884	-
Vessel upgrades	9,674	-	-
Assumed debt upon acquisition	-	99,601	-
Right-of-use assets and lease obligations for charter-in contracts	-	48,796	-
Unpaid offering expenses	-	-	33
Dividends declared but not paid	-	(233)	-

Reconciliation of (a) cash and cash equivalents, and restricted cash reported within the consolidated balance sheets to (b) the total amount of such items reported in the statements of cash flows:
Cash and cash equivalents	$183,211	$450,285	$269,754
Restricted cash, current (Note 8)	7,299	20,965	14,569
Restricted cash, non-current (Note 8)	5,021	2,021	2,021
Cash and cash equivalents and restricted cash at end of period shown in the statement of cash flows	$195,531	$473,271	$286,344

The accompanying notes are integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information:

The consolidated financial statements as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022, include the accounts of Star Bulk Carriers Corp. (“Star Bulk”) and its wholly owned subsidiaries as set forth below (collectively, the “Company”).

Star Bulk was incorporated on December 13, 2006 under the laws of the Marshall Islands and maintains offices in Athens, New York, Limassol, Germany and Singapore. The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of dry bulk carrier vessels. Since December 3, 2007, Star Bulk shares trade on the NASDAQ Global Select Market under the ticker symbol “SBLK”.

As of December 31, 2022, the Company owned a modern fleet of 128 dry bulk vessels consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with a carrying capacity between 52,425 deadweight tonnage (“dwt”) and 209,529 dwt, and a combined carrying capacity of 14.1 million dwt. In addition, through certain of its subsidiaries, the Company charters-in a number of third-party vessels to increase its operating capacity in order to satisfy its clients’ needs.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

Below is the list of the Company’s wholly owned subsidiaries as of December 31, 2022:

Subsidiaries owning vessels in operation:

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
1	Pearl Shiptrade LLC	Gargantua (1)	209,529	April 2, 2015	2015
2	Star Ennea LLC	Star Gina 2GR	209,475	February 26, 2016	2016
3	Coral Cape Shipping LLC	Maharaj (1)	209,472	July 15, 2015	2015
4	Sea Diamond Shipping LLC	Goliath (1)	207,999	July 15, 2015	2015
5	Star Castle II LLC	Star Leo	207,939	May 14, 2018	2018
6	ABY Eleven LLC	Star Laetitia	207,896	August 3, 2018	2017
7	Domus Shipping LLC	Star Ariadne	207,774	March 28, 2017	2017
8	Star Breezer LLC	Star Virgo	207,774	March 1, 2017	2017
9	Star Seeker LLC	Star Libra	207,727	June 6, 2016	2016
10	ABY Nine LLC	Star Sienna	207,721	August 3, 2018	2017
11	Clearwater Shipping LLC	Star Marisa	207,671	March 11 2016	2016
12	ABY Ten LLC	Star Karlie	207,566	August 3, 2018	2016
13	Star Castle I LLC	Star Eleni	207,517	January 3, 2018	2018
14	Festive Shipping LLC	Star Magnanimus	207,490	March 26, 2018	2018
15	New Era II Shipping LLC	Debbie H	206,823	May 28, 2019	2019
16	New Era III Shipping LLC	Star Ayesha	206,814	July 15, 2019	2019
17	New Era I Shipping LLC	Katie K	206,803	April 16, 2019	2019
18	Cape Ocean Maritime LLC	Leviathan	182,466	September 19, 2014	2014
19	Cape Horizon Shipping LLC	Peloreus	182,451	July 22, 2014	2014
20	Star Nor I LLC	Star Claudine	181,258	July 6, 2018	2011
21	Star Nor II LLC	Star Ophelia	180,716	July 6, 2018	2010
22	Sandra Shipco LLC	Star Pauline	180,233	December 29, 2014	2008
23	Christine Shipco LLC	Star Martha	180,231	October 31, 2014	2010
24	Pacific Cape Shipping LLC	Pantagruel	180,140	July 11, 2014	2004
25	Star Polaris LLC	Star Polaris	179,648	November 14, 2011	2011
26	Star Borealis LLC	Star Borealis	179,601	September 9, 2011	2011
27	Star Nor III LLC	Star Lyra	179,147	July 6, 2018	2009
28	Star Regg V LLC	Star Borneo	178,978	January 26, 2021	2010
29	Star Regg VI LLC	Star Bueno	178,978	January 26, 2021	2010
30	Star Regg IV LLC	Star Marilena	178,977	January 26, 2021	2010
31	Star Regg I LLC	Star Marianne	178,841	January 14, 2019	2010
32	Star Regg II LLC	Star Janni	177,939	January 7, 2019	2010
33	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
34	Sky Cape Shipping LLC	Big Fish	177,620	July 11, 2014	2004
35	Global Cape Shipping LLC	Kymopolia	176,948	July 11, 2014	2006
36	Star Trident XXV LLC	Star Triumph	176,274	December 8, 2017	2004
37	ABY Fourteen LLC	Star Scarlett	175,800	August 3, 2018	2014
38	ABY Fifteen LLC	Star Audrey	175,125	August 3, 2018	2011
39	Sea Cape Shipping LLC	Big Bang	174,109	July 11, 2014	2007
40	ABY I LLC	Star Paola	115,259	August 3, 2018	2011

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

Subsidiaries owning vessels in operation:

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
41	ABM One LLC	Star Eva	106,659	August 3, 2018	2012
42	Nautical Shipping LLC	Amami	98,648	July 11, 2014	2011
43	Majestic Shipping LLC	Madredeus	98,648	July 11, 2014	2011
44	Star Sirius LLC	Star Sirius	98,648	March 7, 2014	2011
45	Star Vega LLC	Star Vega	98,648	February 13, 2014	2011
46	ABY II LLC	Star Aphrodite	92,006	August 3, 2018	2011
47	Augustea Bulk Carrier LLC	Star Piera	91,952	August 3, 2018	2010
48	Augustea Bulk Carrier LLC	Star Despoina	91,945	August 3, 2018	2010
49	Star Trident I LLC	Star Kamila	87,001	September 3, 2014	2005
50	Star Nor IV LLC	Star Electra	83,494	July 6, 2018	2011
51	Star Alta I LLC	Star Angelina	82,953	December 5, 2014	2006
52	Star Alta II LLC	Star Gwyneth	82,703	December 5, 2014	2006
53	Star Nor VI LLC	Star Luna	82,687	July 6, 2018	2008
54	Star Nor V LLC	Star Bianca	82,672	July 6, 2018	2008
55	Grain Shipping LLC	Pendulum	82,578	July 11, 2014	2006
56	Star Trident XIX LLC	Star Maria	82,578	November 5, 2014	2007
57	Star Trident XII LLC	Star Markella	82,574	September 29, 2014	2007
58	ABY Seven LLC	Star Jeanette	82,567	August 3, 2018	2014
59	Star Trident IX LLC	Star Danai	82,554	October 21, 2014	2006
60	Star Sun I LLC	Star Elizabeth	82,430	May 25, 2021	2021
61	Star Sun II LLC	Star Pavlina	82,361	June 16, 2021	2021
62	Star Trident XI LLC	Star Georgia	82,281	October 14, 2014	2006
63	Star Trident VIII LLC	Star Sophia	82,252	October 31, 2014	2007
64	Star Trident XVI LLC	Star Mariella	82,249	September 19, 2014	2006
65	Star Trident XIV LLC	Star Moira	82,220	November 19, 2014	2006
66	Star Trident X LLC	Star Renee	82,204	December 18, 2014	2006
67	Star Trident XIII LLC	Star Laura	82,192	December 8, 2014	2006
68	Star Trident XV LLC	Star Jennifer	82,192	April 15, 2015	2006
69	Star Nor VIII LLC	Star Mona	82,188	July 6, 2018	2012
70	Star Trident II LLC	Star Nasia	82,183	August 29, 2014	2006
71	Star Nor VII LLC	Star Astrid	82,158	July 6, 2018	2012
72	Star Trident XVII LLC	Star Helena	82,150	December 29, 2014	2006
73	Star Trident XVIII LLC	Star Nina	82,145	January 5, 2015	2006
74	Waterfront Two LLC	Star Alessia	81,944	August 3, 2018	2017
75	Star Nor IX LLC	Star Calypso	81,918	July 6, 2018	2014
76	Star Elpis LLC	Star Suzanna	81,644	May 15, 2017	2013
77	Star Gaia LLC	Star Charis	81,643	March 22, 2017	2013
78	Mineral Shipping LLC	Mercurial Virgo	81,502	July 11, 2014	2013
79	Star Nor X LLC	Stardust	81,502	July 6, 2018	2011
80	Star Nor XI LLC	Star Sky	81,466	July 6, 2018	2010
81	Star Zeus VI LLC	Star Lambada	81,272	March 16, 2021	2016
82	Star Zeus I LLC	Star Capoeira	81,253	March 16, 2021	2015
83	Star Zeus II LLC	Star Carioca	81,199	March 16, 2021	2015
84	Star Zeus VII LLC	Star Macarena	81,198	March 6, 2021	2016
85	ABY III LLC	Star Lydia	81,187	August 3, 2018	2013
86	ABY IV LLC	Star Nicole	81,120	August 3, 2018	2013
87	ABY Three LLC	Star Virginia	81,061	August 3, 2018	2015
88	Star Nor XII LLC	Star Genesis	80,705	July 6, 2018	2010
89	Star Nor XIII LLC	Star Flame	80,448	July 6, 2018	2011

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

Subsidiaries owning vessels in operation:

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
90	Star Trident III LLC	Star Iris	76,390	September 8, 2014	2004
91	Star Trident XX LLC	Star Emily	76,339	September 16, 2014	2004
92	Orion Maritime LLC	Idee Fixe	63,437	March 25, 2015	2015
93	Primavera Shipping LLC	Roberta	63,404	March 31, 2015	2015
94	Success Maritime LLC	Laura	63,377	April 7, 2015	2015
95	Star Zeus III LLC	Star Athena	63,371	May 19, 2021	2015
96	Ultra Shipping LLC	Kaley	63,261	June 26, 2015	2015
97	Blooming Navigation LLC	Kennadi (1)	63,240	January 8, 2016	2016
98	Jasmine Shipping LLC	Mackenzie (1)	63,204	March 2, 2016	2016
99	Star Lida I Shipping LLC	Star Apus	63,123	July 16, 2019	2014
100	Star Zeus V LLC	Star Bovarius	61,571	March 16, 2021	2015
101	Star Zeus IV LLC	Star Subaru	61,521	March 16, 2021	2015
102	Star Nor XV LLC	Star Wave	61,491	July 6, 2018	2017
103	Star Challenger I LLC	Star Challenger (1)	61,462	December 12, 2013	2012
104	Star Challenger II LLC	Star Fighter (1)	61,455	December 30, 2013	2013
105	Aurelia Shipping LLC	Honey Badger (1)	61,324	February 27, 2015	2015
106	Star Axe II LLC	Star Lutas (1)	61,323	January 6, 2016	2016
107	Rainbow Maritime LLC	Wolverine (1)	61,268	February 27, 2015	2015
108	Star Axe I LLC	Star Antares (1)	61,234	October 9, 2015	2015
109	ABY Five Ltd	Star Monica	60,935	August 3, 2018	2015
110	Star Asia I LLC	Star Aquarius	60,873	July 22, 2015	2015
111	Star Asia II LLC	Star Pisces (1)	60,873	August 7, 2015	2015
112	Star Nor XIV LLC	Star Glory	58,680	July 6, 2018	2012
113	Star Lida XI Shipping LLC	Star Pyxis	56,615	August 19, 2019	2013
114	Star Lida VIII Shipping LLC	Star Hydrus	56,604	August 8, 2019	2013
115	Star Lida IX Shipping LLC	Star Cleo	56,582	July 15, 2019	2013
116	Star Trident VII LLC	Diva	56,582	July 24, 2017	2011
117	Star Lida VI Shipping LLC	Star Centaurus	56,559	September 18, 2019	2012
118	Star Lida VII Shipping LLC	Star Hercules	56,545	July 16, 2019	2012
119	Star Lida X Shipping LLC	Star Pegasus	56,540	July 15, 2019	2013
120	Star Lida III Shipping LLC	Star Cepheus	56,539	July 16, 2019	2012
121	Star Lida IV Shipping LLC	Star Columba	56,530	July 23, 2019	2012
122	Star Lida V Shipping LLC	Star Dorado	56,507	July 16, 2019	2013
123	Star Lida II Shipping LLC	Star Aquila	56,506	July 15, 2019	2012
124	Star Regg III LLC	Star Bright	55,783	October 10, 2018	2010
125	Glory Supra Shipping LLC	Strange Attractor	55,715	July 11, 2014	2006
126	Star Omicron LLC	Star Omicron	53,444	April 17, 2008	2005
127	Star Zeta LLC	Star Zeta	52,994	January 2, 2008	2003
128	Star Theta LLC	Star Theta	52,425	December 6, 2007	2003
		Total dwt	14,072,068

(1)	Subject to sale and lease back financing transaction (Note 7)

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

Non-vessel owning subsidiaries at December 31, 2022 (the below list includes companies previously owning vessels that have been sold, intermediate holding companies, companies that charter-in vessels and management companies):

	Wholly Owned Subsidiaries
1	Star Bulk Management Inc.	19	Star Aurora LLC
2	Starbulk S.A.	20	Star Epsilon LLC
3	Star Bulk Manning LLC	21	Star ABY LLC
4	Star Bulk Shipmanagement Company (Cyprus) Limited	22	ABY Group Holding LLC
5	Candia Shipping Limited (ex Optima Shipping Limited)	23	Star Regina LLC
6	Star Omas LLC	24	Star Bulk (Singapore) Pte. Ltd.
7	Star Synergy LLC	25	Star Bulk Germany GmbH
8	Oceanbulk Shipping LLC	26	Star Mare LLC
9	Oceanbulk Carriers LLC	27	Star Sege Ltd
10	Star Bulk Finance (Cyprus) Limited	28	Star Regg VII LLC
11	Star Ventures LLC	29	Star Cosmo LLC
12	Star Logistics LLC (ex Dry Ventures LLC)	30	Star Delta LLC
13	Unity Holding LLC	31	Star Kappa LLC
14	Star Bulk (USA) LLC	32	Star Trident VI LLC
15	Star Bulk Norway AS(1)	33	Star Uranus LLC
16	Star New Era LLC	34	Star Zeus LLC
17	Star Thor LLC
18	Star Gamma LLC

(1) Under liquidation.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information - (continued):

Charterers who individually accounted for more than 10% of the Company’s voyage revenues during the years ended December 31, 2020, 2021 and 2022 are as follows:

Charterer	2020
A	11%

No charterer accounted for more than 10% of the Company’s revenues for the years ended December 31, 2021 and 2022.

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

Following the provisions of ASC 810 “Consolidation”, the Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a variable interest entity in its consolidated financial statements. The Company’s evaluation did not result in an identification of variable interest entities for the years 2020, 2021 and 2022.

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
December 31, 2022
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

e)              Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and restricted cash, trade accounts receivable and derivative contracts (including freight derivatives, bunker derivatives and interest rate swaps). The Company’s policy is to place its cash with financial institutions evaluated as being creditworthy and are therefore exposed to minimal credit risk. The Company may be exposed to credit risk in the event of non-performance by counter parties to derivative contracts. To manage this risk, the Company mainly selects freight derivatives and bunker swaps that clear through reputable clearing houses, such as European Energy Exchange (“EEX”), Singapore Exchange (“SGX”) or Intercontinental Exchange (“ICE”), as the case may be, and limits its exposure in over the counter transactions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which the Company transacts. In addition, the Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

f)               Foreign currency transactions: The functional currency of the Company is the U.S. Dollar since its vessels operate in the international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the period are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the consolidated balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are converted into U.S. Dollars at the period-end exchange rates. Resulting gains/(losses) are included in “Interest income and other income/(loss)” in the consolidated statements of operations.

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
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

i)                Trade accounts receivable, net: The amount shown as Trade accounts receivable, net, at each balance sheet date, includes receivables from customers, net of any provision for doubtful debts. Pursuant to ASC 326 Financial Instruments - Credit Losses the Company assesses the need for an allowance for credit losses for expected uncollectible accounts receivable. Such allowance is recorded as an offset to accounts receivable in the consolidated balance sheets and changes in such allowance are recorded as provision for doubtful debt in the consolidated statements of operations. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific charterers with known disputes or collectability concerns. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status and makes judgments about the creditworthiness of charterers based on ongoing credit evaluations. The Company also considers charterer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. For the years ended December 31, 2021 and 2022, the Company’s assessment considered also business and market disruptions caused by Covid-19 and estimates of expected emerging credit and collectability trends. No allowance for credit losses on accounts receivable was recorded for the years ended December 31, 2021 and 2022, based on the Company’s credit losses assessment. On the other hand, the Company wrote-off certain trade receivables by recording a loss on bad debt for the years ended December 31, 2020, 2021 and 2022 of $373, $629 and $677 respectively.

 j)              Inventories: Inventories consist of lubricants and bunkers, which are stated at the lower of cost or net realizable value, which is the estimated selling prices less reasonably predictable costs of disposal and transportation. Cost is determined by the first in, first out method. The Company’s evaluation of the need to record inventory adjustments resulted for the year ended December 31, 2022 in a “Loss on write-down of inventory” of $17,326 in the consolidated statement of operations (nil for the years ended December 31, 2020 and 2021).

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

The cost of each of the Company’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton). Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. The estimated salvage value of each vessel is $0.3 per light weight ton as of December 31, 2021 and 2022.

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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
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

n)              Impairment of long-lived assets: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net operating cash flows for each asset. Various factors including future charter rates, an estimate of an additional daily revenue for each scrubber-fitted vessel net of brokerage and address commissions, estimated vessel’s residual value, vessel’s utilization over the remaining useful life of the vessel, expected technical off-hire days, vessel’s expected maintenance costs (for dry docking and special surveys), vessel operating expenses and management fees are included in this analysis. If the carrying value of the related vessel exceeds the undiscounted cash flows, the carrying value is reduced to its estimated fair value and the difference is recorded under “Impairment loss” in the consolidated statements of operations.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
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

p)               Evaluation of purchase transactions: When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was a purchase of an asset or a business based on the facts and circumstances of the transaction. In accordance with Business Combinations (Topic 805): Clarifying the Definition of a Business, if substantially all of the fair value of the gross assets acquired in an acquisition transaction are concentrated in a single identifiable asset or group of similar identifiable assets, then the set is not a business. To be considered a business, a set must include an input and a substantive process that together significantly contribute to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. For asset acquisitions, the cost of the acquisition is allocated to individual assets and liabilities on a relative fair value basis. Acquisition costs associated with business combinations are expensed as incurred. Acquisition costs associated with asset acquisitions are capitalized.

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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
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
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

t)                Accounting for revenue and related expenses: The Company primarily generates its revenues from time charter agreements or voyage charter agreements. Under a time charter agreement a contract is entered into for the use of a vessel for a specific period of time and a specified daily fixed or index-linked charter hire rate. An index-linked rate usually refers to freight rate indices issued by the Baltic Exchange, such as the Baltic Capesize Index and the Baltic Panamax Index. Under a voyage charter agreement, a contract is made in the spot market for the use of a vessel for a specific voyage to transport a specified agreed upon cargo at a specified freight rate per ton or occasionally a lump sum amount. Under a voyage charter agreement, the charter party generally has a minimum amount of cargo and the charterer is liable for any short loading of cargo or “dead” freight. A minor part of the Company’s revenues is also generated from pool arrangements, according to which the amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool (based on the vessel’s age, design, consumption and other performance characteristics) as well as the time each vessel has spent in the pool. For those vessels that operated under the pool arrangements during the years ended December 31, 2020, 2021 and 2022 the Company considers itself the principal, primarily because of its control over the service to be transferred for the charterer under those charterparties and therefore related revenues and expenses are presented gross.

The Company determined that its time charter agreements are considered operating leases and therefore fall under the scope of ASC 842 Leases (“ASC 842”) because, (a) the vessel is an identifiable asset, (b) the Company does not have substitution rights and (c) the charterer has the right to control the use of the vessel during the term of the contract and derives economic benefits from such use. The duration of the contracts that the Company enters into depends on the market conditions, with the duration decreasing during weak market conditions. During 2021 and 2022 the majority of the Company’s time charter contracts did not exceed the period of 12 months, including optional extension periods. Time charter revenues are recognized on a straight-line basis over the term of the respective time charter agreement for which the performance obligations are satisfied beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. Time charter agreements may include ballast bonus payments made by the charterer which serve as compensation for the ballast trip of the vessel to the delivery port, which are deferred and also recognized on a straight line basis over the charter period. Time charter agreements may also include variable consideration that is not dependent on an index or a rate, such as additional revenue earned from charterers of scrubber-fitted vessels due to the fuel cost savings that these vessels provide, which is recognized as revenue in the period in which the respective bunker quantity is actually consumed. The amount invoiced to charterers in connection with the additional revenue for scrubber-fitted vessels under time-charter contracts was $26,758, $47,824 and $99,104 for the years ended December 31, 2020, 2021 and 2022, respectively and did not include the fuel cost savings gained from the scrubber-fitted vessels which were employed under voyage charter agreements.

During the time charter agreements the Company is responsible for operating and maintaining the vessel and such costs are included in Vessel operating expenses in the consolidated statements of operations. The time charter hire rate received includes compensation for these costs, such as crewing expenses, repairs and maintenance and insurance. The Company, making use of the practical expedient for lessors, has elected not to separate the lease and non-lease components included in the time charter revenue but rather to recognize lease revenue as a combined single lease component for all time charter contracts as the related lease component and non-lease component have the same timing and pattern of transfer (i.e., both the lease and non-lease components are earned with the passage of time) and the predominant component is the lease. Under time charter agreements, voyage costs, such as fuel and port charges are borne and paid by the charterer. Time charter revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
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

Demurrage income, which is considered a form of variable consideration, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements. Demurrage income for the years ended December 31, 2020, 2021 and 2022 was not material.

Under voyage charter agreements, all voyage costs are borne and paid by the Company. Voyage expenses consist primarily of brokerage commissions, bunker consumption, port and canal expenses and agency fees related to the voyage. All voyage costs are expensed as incurred with the exception of the contract fulfilment costs that incur from the later of the end of the previous vessel employment and the contract date and until the commencement of loading the cargo on the relevant vessel, which are capitalized to the extent the Company, in its reasonable judgement, determines that they (i) are directly related to a contract, (ii) will be recoverable and (iii) enhance the Company’s resources by putting the Company’s vessel in a location to satisfy its performance obligation under a contract pursuant to the provisions of ASC 340-40 “Other assets and deferred costs”. These capitalized contract fulfilment costs are recorded under “Other current assets” and are amortized on a straight-line basis as the related performance obligations are satisfied.

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
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

v)                Earnings / (loss) per share: Basic earnings or loss per share is calculated by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the impact of restricted shares or stock options, if any, under the treasury stock method unless their impact is anti-dilutive (Note 12).

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

x)               Leases: The Company, as lessee, recognizes assets and liabilities on the balance sheet for the rights and obligations created by all leases with a term of more than 12 months. For lessees, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition on the income statement. ASC 842 requires lessors to classify leases as a sales-type, direct financing, or operating leases. All leases that are not sales-type leases or direct financing leases (i.e that in effect neither transfer control of the underlying asset to the lessee nor transfer substantially all of the risks and benefits of the underlying asset to the lessee) are operating leases. Refer to Note 2(t) for the lease arrangements with the Company acting as lessor.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

The following are types of contracts with the Company acting as lessee:

A)	Time charter-in agreements that the Company from time to time enters into for third-party vessels to increase its operating capacity in order to satisfy its clients’ needs which have been determined to be operating leases. The duration of these contracts may vary with vast majority not exceeding 12 months. The assets and liabilities recognized in respect of the time charter –in agreements with an initial term exceeding 12 months that correspond to the underlying rights and obligations are presented within “Operating leases, right-of-use assets” and “Operating lease liabilities”, respectively, in the consolidated balance sheets.. The Company has elected to use the practical expedient of ASC 842 that allows for time charter-in contracts with an initial term of 12 months or less to be excluded from the operating lease right-of use assets and the corresponding lease liabilities recognition on the consolidated balance sheet. Further, the Company has also elected the practical expedient to combine lease and non-lease component. The Company continues to recognize the lease payments for all charter-in operating leases under Charter-in hire expenses in the consolidated statements of operations on a straight-line basis over the lease term. Revenues generated from those charter-in vessels are included in Voyage revenues in the consolidated statements of operations (Note 6).

B)	Sale and lease back transactions which involve a purchase obligation (or a purchase option that is reasonably certain, at inception, that will be exercised) and are therefore treated as a failed sale or merely a financing arrangement, and therefore are not within the scope of sale and leaseback accounting under ASC 842. In such cases the Company does not derecognize the corresponding leased vessels and continues to present these at their net book values within “Vessels and other fixed assets, net” on its consolidated balance sheets, while the financing liability is presented in “Lease financing” in the Company’s consolidated balance sheets. Depreciation attributable to the vessels that are subject to financing under sale and lease back transactions is included within “Depreciation” in the consolidated statements of operations while the corresponding interest expense on the lease financing arrangement is included within “Interest and finance costs” in the consolidated statements of operations. All of the Company’s lease financing agreements as of December 31, 2021 and 2022 were of this type. Please refer to Note 7 for the description of the nature of these lease financing agreements, general terms, covenants included, any variable payments, if any, as well as the purchase options and/or obligations they provide for.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

C)	Other long term bareboat charter-in agreements that the Company from time to time may enter into which meet the transfer of ownership criterion under ASC 842 (either involve a purchase obligation or a purchase option that is reasonably certain, at inception, that will be exercised) and are therefore classified as finance leases. In such cases the Company recognizes a right-of-use asset for each bareboat charter-in vessel reflected within “Vessels and other fixed assets, net” and a corresponding lease liability being reflected within “Lease financing”. The amortization of the right-of-use asset attributable to this type of lease arrangements is included within “Depreciation” in the consolidated statement of operations while the corresponding interest expense on the lease financing is included within “Interest and finance costs” in the consolidated statement of operations. None of the Company’s bareboat charter-in agreements were of this type as of December 31, 2021 and 2022.

D)	Office rental arrangements that the Company enters into, which it has determined to be operating leases. The office spaces that the Company leases are mostly located in Greece, Cyprus and Singapore. Payments under these arrangements are fixed with no variable payments. The assets and liabilities recognized in respect of these agreements that correspond to the underlying rights and obligations are presented within “Operating leases, right-of-use assets” and “Operating lease liabilities” in the consolidated balance sheets (Note 6). The lease expenses attributable to these leases are recognized on a straight line basis over the lease term and are recorded in “General and administrative expenses” in the consolidated statements of operations.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

y)             Derivatives & Hedging:

i)       Interest rate swaps and foreign currency exchange rates swaps:

The Company enters into derivative and from time to time into non-derivative financial instruments to manage risks related to fluctuations of interest rates (Note 18) and foreign currency exchange rates.

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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
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

For derivatives designated as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive income / (loss)” and is subsequently recognized in earnings when the hedged items impact earnings, while the ineffective portion, if any, is recognized immediately in current period earnings under “Gain/(loss) on interest rate swaps, net” in the consolidated statements of operations (Note 18).

Discontinuation of hedge relationships

The Company discontinues prospectively cash flow or fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised and it no longer meets all the criteria for hedge accounting or if the Company de-designates the instrument as a cash flow or fair value hedge. As part of a cash flow hedge, at the time the hedging relationship is discontinued, any cumulative gain or loss on the hedging instrument recognized in equity remains in equity until the forecasted transaction occurs or until it becomes probable of not occurring. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in earnings. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is reclassified and recognized in earnings for the year. As part of a fair value hedge, if the hedged item is derecognized, the unamortized fair value is recognized immediately in earnings.

ii)       Forward Freight Agreements and Bunker Swaps:

In addition, when deemed appropriate from a risk management perspective, the Company takes positions in derivative instruments including forward freight agreements, or FFAs. Generally, FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates for the specified route and time period, as reported by an identified index, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. The vast majority of the FFAs are settled on a daily basis through reputable exchanges such as EEX or SGX. FFAs are intended to serve as an economic hedge for the Company’s vessels that are being chartered in the spot market, effectively locking-in an approximate amount of revenue that the Company expects to receive from such vessels for the relevant periods. The Company measures the fair value of all open positions at each reporting date on this basis (Level 1). The Company’s FFAs do not qualify for hedge accounting and therefore gains or losses are recognized in the consolidated statements of operations under “(Gain)/Loss on forward freight agreements and bunker swaps, net” (Note 18).

Also, when deemed appropriate from a risk management perspective, the Company enters into bunker swap contracts to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. The Company’s bunker swaps are settled through reputable clearing houses, such as ICE. The Company measures the fair value of all open positions at each reporting date which is the estimated amount that the Company would receive or pay to terminate the swaps at the reporting date (Level 1). The Company’s bunker swaps do not qualify for hedge accounting and bunker price differentials paid or received under the swap agreements are recognized in the consolidated statements of operations under “(Gain)/Loss on forward freight agreements and bunker swaps, net” (Note 18).

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
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

Recent accounting pronouncements – not yet adopted

In 2020, the Board issued Accounting Standards Update No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional guidance to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The objective of the guidance in Topic 848 is to provide temporary relief during the transition period. The Board included a sunset provision within Topic 848 based on expectations of when the London Interbank Offered Rate (LIBOR) would cease being published. At the time that Update 2020-04 was issued, the UK Financial Conduct Authority (FCA) had established its intent that it would no longer be necessary to persuade, or compel, banks to submit to LIBOR after December 31, 2021. As a result, the sunset provision was set for December 31, 2022—12 months after the expected cessation date of all currencies and tenors of LIBOR. In March 2021, the FCA announced that the intended cessation date of the overnight 1-, 3-, 6-, and 12-month tenors of USD LIBOR would be June 30, 2023, which is beyond the current sunset date of Topic 848. Because the current relief in Topic 848 may not cover a period of time during which a significant number of modifications may take place, the amendments in this Update defer the sunset date of Topic 848 from December 31, 2022, to December 31, 2024, after which entities will no longer be permitted to apply the relief in Topic 848. The date of adoption of this optional guidance and the effect on its consolidated financial statements and accompanying notes is currently under evaluation by the Company. In addition, in January 2021, the FASB issued another ASU (ASU No. 2021-01) with respect to the Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

3.       Transactions with Related Parties:

Transactions and balances with related parties are analyzed as follows:

Balance Sheet

	December 31, 2021	December 31, 2022
Due from related parties
Oceanbulk Maritime and its affiliates (d)	$133	$287
Interchart (a)	3	3
AOM (j)	52	-
Starocean (i)	34	34
Product Shipping & Trading S.A.	20	-
Due from related parties	$242	$324

Due to related parties
Combine Marine Ltd. (c )	$18	$-
Management and Directors Fees (b)	159	114
Augustea Technoservices Ltd. and affiliates (f)	877	-
Iblea Ship Management Limited (g)	372	1,387
Due to related parties	$1,426	$1,501

Statements of Operations

	Years ended December 31,
	2020	2021	2022
Voyage expenses:
Voyage expenses-Interchart (a)	$(3,780)	$(3,870)	$(4,140)
Voyage expenses- Augustea Technoservices Ltd. and affiliates (f)	(95)	-	-
General and administrative expenses:
Consultancy fees (b)	$(598)	$(535)	$(543)
Directors compensation (b)	(179)	(183)	(185)
Office rent - Combine Marine Ltd. & Alma Properties (c )	(40)	(41)	(37)
General and administrative expenses - Oceanbulk Maritime and its affiliates (d)	(268)	(252)	(179)
Management fees:
Management fees- Augustea Technoservices Ltd. and affiliates (f)	$(6,588)	$(6,472)	$(1,250)
Management fees- Iblea Ship Management Limited (g)	-	(79)	(3,264)
Charter-in hire expenses:
Charter - in hire expenses - AOM (j)	$(5,442)	$(4,069)	$-
Charter - in hire expenses - Sydelle (h)	(540)	-	-
Charter - in hire expenses - Coromel (k)	(249)	-	-

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

3.       Transactions with Related Parties – (continued):

a)	Interchart Shipping Inc. (or “Interchart”): The Company holds 33% of the total outstanding common shares of Interchart. The ownership interest was purchased in 2014 from an entity affiliated with family members of Company’s Chief Executive Officer. This investment is accounted for as an equity method investment and is presented within “Long term investment” in the consolidated balance sheets. The Company has entered into a services agreement with Interchart for chartering, brokering and commercial services for all of the Company’s vessels which from August 1, 2019 until October 1, 2021 provided for a monthly fee of $315 ($325 monthly fee for the remaining period in 2019) and then amended to increase the monthly fee to $345 until December 31, 2022.
b)	Management and Directors Fees: As of December 31, 2022, the Company was party to consulting agreements with companies owned and controlled by each one of its Chief Operating Officer and Co-Chief Financial Officers. Pursuant to the corresponding agreements, the Company is required to pay an aggregate base fee of $541 per year. Additionally pursuant to these agreements, these entities are entitled to receive an annual discretionary bonus, as determined by the Company’s Board of Directors in its sole discretion. In addition, non-employee directors of the Board of Directors receive an annual cash retainer of $15, each, the chairman of the audit committee receives a fee of $15 per year and each of the audit committee members receives a fee of $7.5. Lastly, each chairman of the other standing committees receives an additional $5 per year while each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.
c)	Office rent: On January 1, 2012, Starbulk S.A. entered into a lease agreement for office space with Combine Marine Ltd., a company controlled by Mrs. Milena - Maria Pappas and by Mr. Alexandros Pappas, both of whom are children of the Company’s Chief Executive Officer. The lease agreement provides for a monthly rental of €2,500 (approximately $2.7, using the exchange rate as of December 31, 2022, which was $1.07 per euro). Unless terminated by either party, the agreement will expire in January 2024. In addition, on December 21, 2016, Starbulk S.A., entered into a lease agreement for office space with Alma Properties, a company controlled by Mrs. Milena - Maria Pappas. The lease agreement provides for a monthly rental of €300 (approximately $0.3, using the exchange rate as of December 31, 2022, which was $1.07 per euro).
d)	Oceanbulk Maritime S.A. (or “Oceanbulk Maritime”): Oceanbulk Maritime is a ship management company controlled by Mrs. Milena-Maria Pappas. A company affiliated to Oceanbulk Maritime provides the Company certain financial corporate development services.
e)	Oaktree Shareholder Agreement: On July 11, 2014, the Company and Oaktree Dry Bulk Holding LLC (including affiliated funds, “Oaktree”), one of the Company’s major shareholders, entered into a shareholders agreement (the “Oaktree Shareholders Agreement”). Under the Oaktree Shareholders Agreement, Oaktree has the right to nominate four of the Company’s nine directors so long as it beneficially owns 40% or more of the Company’s outstanding voting securities. The number of directors able to be designated by Oaktree is reduced to three directors if Oaktree beneficially owns 25% or more but less than 40% of the Company’s outstanding voting securities, to two directors if Oaktree beneficially owns 15% or more but less than 25%, and to one director if Oaktree beneficially owns 5% or more but less than 15%. Oaktree’s designation rights terminate if it beneficially owns less than 5% of the Company’s outstanding voting securities.

The three directors currently designated by Oaktree are Messrs. Laibow and Lau and Mrs. Ralph. Under the Oaktree Shareholders Agreement, with certain limited exceptions, Oaktree effectively cannot vote more than 33% of the Company’s outstanding common shares (subject to adjustment under certain circumstances).

f)	Augustea Technoservices Ltd. and affiliates: Following the completion of the acquisition of 16 operating dry bulk vessels (the “Augustea Vessels”) from entities affiliated with Augustea Atlantica SpA and York Capital Management in an all-share transaction (the “Augustea Vessel Purchase Transaction”) on August 3, 2018, the Company appointed Augustea Technoservices Ltd., an entity affiliated with certain of the sellers of the corresponding transaction and specifically with one of the Company’s directors, Mr. Zagari, as the technical manager of certain of its vessels. Up until June 2022, the respective management agreements were progressively terminated for all the vessels managed previously by Augustea Technoservices Ltd.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

3.       Transactions with Related Parties - (continued):

g)	Iblea Ship Management Limited: In 2021 the Company appointed Iblea Ship Management Limited, an entity affiliated with one of the Company’s directors, Mr. Zagari, to provide certain management services to certain vessels, which previously were managed by Augustea Technoservices Ltd. During 2022 the management of certain vessels previously managed by Iblea Shipmanagement Limited was changed from third party to in-house.
h)	Sydelle Marine Limited (or “Sydelle”) – Charter in Agreement: During 2020, the Company entered into certain freight agreements with Sydelle, a company controlled by members of the family of the Company’s Chief Executive Officer, to charter-in its vessel.

i)	StarOcean Manning Philippines Inc. (or “Starocean”): The Company has 25% ownership interest in Starocean, a company that is incorporated and registered with the Philippine Securities and Exchange Commission, which provides crewing agency services. The remaining 75% interest is held by local entrepreneurs. This investment is accounted for as an equity method investment and is presented within “Long term investment” in the consolidated balance sheets.
j)	Augustea Oceanbulk Maritime Malta Ltd (or “AOM”): On September 24, 2019, the Company chartered-in the vessel AOM Marta, which is owned by AOM, an entity affiliated with Augustea Atlantica SpA and certain members of the Company’s Board of Directors. The agreed rate for chartering-in AOM Marta was index-linked, and she was redelivered to her owners on June 8, 2021.
k)	Coromel Maritime Limited (or “Coromel”): During 2020, the Company entered into certain freight agreements with ship-owning company Coromel to charter-in its vessel. Coromel is controlled by family members of the Company’s Chief Executive Officer.
l)	Short Pool: During the second quarter of 2020, the Company together with Golden Ocean Group, Bocimar International NV and Oceanbulk International S.A (collectively the “Short Pool Members”) have agreed to enter into Contracts of Affreightment (“COAs”) with major miners and commodity traders to transport dry bulk commodities at fixed freight rates (the “Short Pool”). The Short Pool Members may use their own vessels or charter-in from the market to perform the COAs. The Company no longer engages its vessels under this arrangement since 2021.
m)	Piraeus Bank S.A. (“Piraeus Bank”): On July 3, 2020, the Company entered into a loan agreement with Piraeus Bank for a loan of up to $50,350. In addition, during 2020 the Company entered into an interest rate swap agreement with Piraeus Bank (Note 18). Both the loan agreement and the interest swap agreement with Piraeus Bank were early terminated in September 2021. One of the Company’s independent members of the board of directors at that time was serving as executive member of Piraeus Bank. This director was not involved in the Company’s decisions with regards to the aforementioned loan and swap agreements.
n)	Capesize Chartering Ltd. (or “CCL Pool”): On December 30, 2020 a funding of $125 that the Company had provided to Capesize Chartering Ltd, or CCL Pool, was converted to equity with the Company holding 25% ownership interest of CCL Pool, which after the exit of one of the other three shareholders as of December 31, 2021 was increased to 33%. The participation to CCL is accounted for as an equity method investment. The Company's initial investment of $125 in CCL Pool is presented within “Long-term investment” in the consolidated balance sheets. The Company’s subsequent share of results of CCL Pool was insignificant for the years ended December 31, 2020, 2021 and 2022.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

4.       Inventories:

The amounts shown in the consolidated balance sheets are analyzed as follows:

	December 31, 2021	December 31, 2022
Lubricants	$12,522	$15,863
Bunkers	62,555	51,299
Total	$75,077	$67,162

5.       Vessels and other fixed assets, net:

The amounts in the consolidated balance sheets are analyzed as follows:

	Cost	Accumulated depreciation	Net Book Value
Balance, December 31, 2020	$3,529,881	$(652,762)	$2,877,119
- Acquisition of other fixed assets, vessel improvements and other vessel costs	288,559	-	288,559
- Depreciation for the period	-	(152,640)	(152,640)
Balance, December 31, 2021	$3,818,440	$(805,402)	$3,013,038
- Acquisition of other fixed assets, vessel improvements and other vessel costs	25,246	-	25,246
- Depreciation for the period	-	(156,733)	(156,733)
Balance, December 31, 2022	$3,843,686	$(962,135)	$2,881,551

As of December 31, 2022, 88 of the Company’s 101 vessels, having a net carrying value of $2,282,431, were subject to first-priority mortgages as collateral to their loan facilities (Note 8). Title of ownership is held by the relevant lenders for another 12 vessels with a carrying value of $345,432 to secure the relevant sale and lease back financing transactions (Note 7). In addition, certain of the Company’s vessels having a net carrying value of $360,397 are subject to second-priority mortgages as collateral to certain of the Company’s loan facilities (Note 8).

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

5.       Vessels and other fixed assets, net - (continued):

Vessels acquired/delivered during the year ended December 31, 2021 and 2022:

On December 17, 2020, the Company entered into a definitive agreement with entities affiliated with E.R. Capital Holding GmbH & Cie. KG, pursuant to which the Company agreed to acquire three Capesize drybulk vessels, Star Marilena, Star Bueno and Star Borneo, (“E.R. Acquisition Vessels”). The E.R. Acquisition Vessels are retrofitted with exhaust gas cleaning systems. The acquisition was concluded with the delivery of the vessels to the Company on January 26, 2021. Consideration for the acquisition was payable in the form of $39,000 in cash and 2,100,000 of the Company’s common shares, which shares were issued on January 26, 2021 to E.R. Schiffahrt GmbH & Cie. KG. The cash consideration was financed through proceeds received from the loan agreement that the Company entered into with SEB $39,000 Facility (Note 8).

On February 2, 2021, the Company entered into an agreement with Eneti Inc. (NYSE: NETI), formerly known as Scorpio Bulkers Inc., and certain other parties to acquire seven vessels, consisting of three Ultramax vessels,  Star Athena ,  Star Bovarius and  Star Subaru, and four Kamsarmax vessels,  Star Capoeira,  Star Carioca,  Star Lambada and  Star Macarena, (the “Eneti Acquisition Vessels”) by assuming the outstanding lease obligations of the Eneti Acquisition Vessels (Note 7). As consideration for this transaction the Company agreed to issue to Eneti Inc. 3,000,000 newly issued common shares of the Company. To facilitate the issuance of these common shares, the Company issued to Eneti Inc. a warrant to purchase up to 3,000,000 of the Company’s common shares (the “Eneti Warrant”). The Eneti Warrant was issued on February 2, 2021 and, subject to its terms and conditions, was agreed to be exercised at an exercise price of $0.01 per share in connection with the delivery date of each of the Eneti Acquisition Vessels. Six out of seven vessels were delivered to the Company on March 16, 2021 on which date the warrant was partially exercised with the Company issuing 2,649,203 of its common shares and assuming the outstanding lease obligations attributable to these six vessels (Note 7). The seventh and final vessel, the Star Athena , was delivered to the Company on May 19, 2021, upon which the remaining 350,797 common shares were issued and the Company assumed the vessel’s then outstanding lease obligations (Note 7).

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

No vessel acquisitions or disposals took place during the year ended December 31, 2022. The amounts reported under “Acquisition of other fixed assets, vessel improvements and other vessel costs” in the table above which were incurred during the year ended December 31, 2022 were made mainly in connection with the Company’s continued technical upgrades to its fleet, such as the installation of ballast water management systems (“BWTS”) and Energy Saving Devices (“ESD”).

Impairment Analysis

In light of the economic downturn and the prevailing conditions in the shipping industry, as of December 31, 2020, 2021 and 2022, as part of the Company’s annual impairment analysis, the Company examined its operating vessels whose carrying value was above its market value. These analyses did not result in any impairment charges for the years 2020, 2021 and 2022.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

6.       Operating leases:

a) Time charter-in vessel agreements

The carrying value of the assets and liabilities recognized in connection with the time charter-in vessel arrangements as of December 31, 2021 and 2022 amounted to $47,704 and $37,191, respectively. The weighted average discount rate that was used for the recognition of these leases, which is the estimated annual incremental borrowing rate for this type of asset, is approximately 3%. The payments required to be made after December 31, 2022, for the outstanding operating lease liabilities of the time charter-in vessel agreements with an initial term exceeding 12 months, recognized on the balance sheet, are as follows:

Twelve month periods ending	Amount
December 31, 2023	$10,769
December 31, 2024	5,917
December 31, 2025	6,242
December 31, 2026	5,900
December 31, 2027	6,242
December 31, 2028 and thereafter	5,763
Total undiscounted lease payments	$40,833
Discount based on incremental borrowing rate	(3,642)
Present value of lease liability	37,191

The weighted average remaining lease term of these charter-in vessels arrangements as of December 31, 2022 is 5.35 years.

b) Office rental arrangements

The carrying value of the assets and liabilities recognized in connection with the office rental arrangements as of December 31, 2021 and 2022 amounted to $552 and $427, respectively. The weighted average discount rate that was used for the recognition of these leases, which is the estimated annual incremental borrowing rate for this type of assets, is approximately 4.8%. The payments required to be made after December 31, 2022, for the outstanding operating lease liabilities recognized on the balance sheet in connection with the Company’s office rental arrangements, are as follows:

Twelve month periods ending	Amount
December 31, 2023	$309
December 31, 2024	119
December 31, 2025	-
December 31, 2026	-
December 31, 2027	-
December 31, 2028 and thereafter	-
Total undiscounted lease payments	$428
Discount based on incremental borrowing rate	(1)
Present value of lease liability	427

The weighted average remaining lease term of these office rent arrangements as of December 31, 2022 is 1.49 years.

The lease expenses for the office rental arrangements of the Company’s for the years ended December 31, 2020, 2021 and 2022, were $461, $501 and $503 respectively.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

7.       Lease financing:

Financing through bareboat leases:

During 2021, on the delivery date of each Eneti Acquisition Vessel to the Company (Note 5), a tripartite novation agreement between China Merchants Bank Leasing (“CMBL”), Eneti Inc. and the Company was executed, which resulted in an increase of the Company’s lease financing obligations by $96,101, taking into account an amount of $500 per vessel that was paid by the Company to the lessors as security for its obligations which amount will progressively be released until May 2025. In May 2022, the outstanding amounts under the respective lease agreements, were repaid, using part of the funds received under the ING $310,600 Facility (Note 8).

On August 27, 2020, the Company entered into sale and leaseback agreements with CMBL for the vessels Laura, Idee Fixe, Roberta, Kaley, Diva, Star Sirius and Star Vega. On August 28 and August 31, 2020, the Company received an aggregate amount of $82,764, in connection with the finalization of the sale and leaseback transactions of the aforementioned vessels, except for the vessel Diva, which transaction was finalized on November 17, 2020 and in connection with which the Company received an additional amount of $7,236. In June 2022, the outstanding amounts under the lease agreements for the five vessels, were repaid, using the funds received under the Citi $100,000 Facility and for one vessel using part of the ING $310,600 Facility (Note 8).

On September 3, 2020, the Company entered into an agreement to sell Star Lutas to SK Shipholding S.A. and simultaneously entered into a seven-year bareboat charter for the vessel. Pursuant to the terms of the bareboat charter, the Company pays a daily bareboat charter hire rate monthly plus interest, and the Company has an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to the Company at a pre-determined, amortizing purchase price. The Company also has an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $7,441. The amount of $16,000 received under the agreement on September 18, 2020, was used to pay the vessel’s remaining amount under the then existing loan agreement.

On September 21, 2020, the Company entered into sale and leaseback agreements with SPDB Financial Leasing Co. Ltd for the vessels Mackenzie, Kennadi, Honey Badger, Wolverine and Star Antares. In September 2020, an aggregate amount of $76,500 was received pursuant to the five sale and leaseback agreements, which was used to pay the remaining amount under the then existing loan agreement. The lease terms are for eight years and pursuant to the terms of each bareboat charter, the Company pays a fixed bareboat charter hire rate in quarterly installments plus interest and has options to purchase each vessel starting on the third anniversary of such vessel’s delivery to the Company, at a pre-determined, amortizing purchase price while it has an obligation to purchase each vessel at the expiration of the bareboat term at a purchase price ranging from $7,776 to $7,916.

On September 25, 2020, the Company entered into sale and leaseback agreements with ICBC Financial Leasing Co., Ltd. (the “ICBC”) for the vessels Gargantua, Goliath and Maharaj. An aggregate amount of $93,150 was received on September 29, 2020, pursuant to the three sale and leaseback agreements, which was used to pay the remaining amount under the then existing loan agreement. The lease terms are for 10 years and pursuant to the terms of each bareboat charter, the Company pays a fixed bareboat charter hire rate in quarterly installments plus interest and has options to purchase each vessel starting on the third anniversary of such vessel’s delivery to the Company, at a pre-determined, amortizing purchase price while it has an obligation to purchase each vessel at the expiration of the bareboat term at a purchase price of $14,000.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

7.	Lease financing-(continued):

Financing through bareboat leases-(continued):

On March 29, 2019, the Company entered into an agreement to sell Star Pisces to SK Shipholding S.A. and simultaneously entered into a seven-year bareboat charter for the vessel. Pursuant to the terms of the bareboat charter, the Company pays a daily bareboat charter hire rate monthly plus interest, and the Company has an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to the Company at a pre-determined, amortizing purchase price. The Company also has an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $7,628. The amount of $19,125 provided under the agreement which was concluded in April 2019, was used to pay the remaining amount under the then existing loan agreement.

On May 22, 2019, the Company entered into an agreement to sell Star Libra to Ocean Trust Co. Ltd. and simultaneously entered into a seven-year bareboat charter for the vessel. The amount of $33,950 provided under the agreement which was concluded in July 2019, was used to pay the remaining amount under the then existing lease agreement for Star Libra. In October 2022, the outstanding amount under the lease agreement was repaid, using the funds received under the CTBC $25,000 Facility (Note 8).

On July 10, 2019, the Company entered into an agreement to sell Star Challenger to Kyowa Sansho Co. Ltd. and simultaneously entered into an eleven-year bareboat charter party contract for the vessel. Pursuant to the terms of the bareboat charter, the Company pays a daily bareboat charter hire rate monthly plus a variable amount and the Company has an option to purchase the vessel starting on the third anniversary of vessel’s delivery to the Company at a pre-determined, amortizing purchase price. The Company also has an obligation to purchase the vessel at the expiration of the bareboat term. The amount of $15,000 provided under the agreement was used to pay the remaining amount under the then existing loan agreement.

In order to finance the cash portion of the consideration for the acquisition of 11 vessels from Delphin Shipping LLC, in July 2019, the Company entered, for each of the subject vessels, into an agreement to sell each such vessel and simultaneously entered into a seven-year bareboat charter party contract with affiliates of CMBL for each vessel upon its delivery from Delphin. CMBL agreed to provide an aggregate finance amount of $91,431. In addition, CMBL provided an additional aggregate amount of $15,000, under the aforementioned bareboat charters which was received during the year 2020 and used to finance the acquisition and installation of scrubber equipment for the respective vessels. In December 2021, the outstanding amounts of $19,222 for three out of the 11 vessels were repaid and in August 2022 the Company repaid in full the remaining outstanding amount of the then existing lease agreements using part of funds received under the Citi $100,000 Facility (Note 8).

In December 2018, the Company sold and simultaneously entered into a bareboat charter party contract with an affiliate of Kyowa Sansho to bareboat charter the vessel Star Fighter for ten years. Pursuant to the terms of the bareboat charter, the Company pays a daily bareboat charter hire rate payable monthly plus a variable amount. Under the terms of the bareboat charter, the Company has an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to the Company at a pre-determined, amortizing purchase price, while it has an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $2,450. The amount of $16,125 provided under the respective agreement was used to pay the remaining amount under the then existing loan agreement.

Some of the Company’s bareboat lease agreements contain financial covenants similar to those included in the Company’s credit facilities described in detail in Note 8 below.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

7.        Lease financing – (continued):

All of the Company’s lease financing agreements, described above, contain purchase options during their terms, at pre-determined amortizing purchase prices, and/or purchase obligations at the expiration of their terms, at fixed prices, which, at the time of recognition were considered to be at significantly lower levels compared to the expected fair value of each vessel at that time. Based on applicable accounting guidance, such transactions are accounted for as financing arrangements and accordingly the Company presents the corresponding leased vessels at their net book values on its consolidated balance sheets in “Vessels and other fixed assets, net”, while the financing liability is presented in “Lease financing” in the Company’s consolidated balance sheets. The corresponding interest expense of the Company’s bareboat lease financing activities is included within “Interest and finance costs” in the consolidated statements of operations (Note 8).

The principal payments required to be made after December 31, 2022, for the outstanding bareboat lease obligations recognized on the balance sheet as described above, are as follows:

Twelve month periods ending	Amount
December 31, 2023	$15,361
December 31, 2024	15,361
December 31, 2025	15,361
December 31, 2026	21,757
December 31, 2027	20,752
December 31, 2028 and thereafter	104,688
Total bareboat lease minimum payments	$193,280
Unamortized lease issuance costs	(2,681)
Total bareboat lease minimum payments, net	$190,599
Lease financing short term	15,361
Lease financing long term, net of unamortized lease issuance costs	175,238

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Long-term bank loans:

New Financing Activities during the year ended December 31, 2022

(i) Increased financing by $100,000 - ING $310,600 Facility:

On June 28, 2022, the Company entered into a fourth amended and restated agreement relating to an original facility agreement with ING Bank N.V., London Branch (ING) dated September 28, 2018 (the “ING $310,600 Facility”), in order to increase the financing by $100,000 and to include additional borrowers under the existing agreement. The additional financing amount of $100,000 was available in nine tranches ranging from $9,895 to $12,368 and were drawn on June 30, 2022, in order to refinance the outstanding amounts under the lease agreements with CMBL of the Eneti Acquisition Vessels (Note 7) and the Star Vega (Note 7) and to refinance the outstanding loan amount under the HSBC 80,000 Facility of the vessel Madredeus. Each tranche is repayable in 20 equal quarterly principal payments ranging from $261 to $412 plus a balloon payment ranging from $1,649 to $6,746, due five years after their drawdown. For details for other financing amounts which have also been drawn under the ING $310,600 Facility, refer below (Pre - Existing Loan Facilities (iii) ING $210,600 Facility- increased financing by $100,000 - ING $310,600 Facility).

(ii) Citi $100,000 Facility:

On July 5, 2022, the Company entered into a loan agreement with Citibank N.A., London Branch (Citibank) (the “Citi $100,000 Facility”) for a loan of up to $100,000 in two tranches. The first tranche of $48,341 was drawn on July 18, 2022 and used to replenish the funds used in June for the extinguishment of the outstanding amounts under the lease agreements with CMBL for the vessels Star Sirius, Laura, Idee Fixe, Kaley and Roberta (Note 7). The second tranche of $51,659 was drawn on August 29, 2022 in order to refinance the aggregate outstanding amount under the lease agreements with CMBL of the vessels Star Apus, Star Cleo, Star Columba, Star Dorado, Star Hydrus, Star Pegasus and Star Pyxis (Note 7). Each tranche is repayable in 20 equal quarterly principal payments of $1,257 and $1,343 and balloon payments of $23,203 and $24,796, respectively, payable together with the last installment due in July 2027. The Citi $100,000 Facility is secured by the 12 aforementioned vessels.

(iii) SEB $42,000 Facility:

On August 3, 2022, the Company entered into a loan agreement with Skandinaviska Enskilda Banken AB (SEB) (the “SEB $42,000 Facility”) for a loan of up to $42,000 in three tranches, which were drawn on the same date. The first two tranches of $12,800 and $13,500 were used to refinance the aggregate outstanding amount of $29,295 under the then existing loan facility with HSBC France (the “HSBC 80,000 Facility”) and the third tranche of $15,700 was used to refinance the outstanding amount of $13,795 under the then existing loan facility with a wholly owned subsidiary of NTT Finance Corporation (the “NTT $17,600 Facility”). Each tranche is repayable in 20 equal quarterly principal payments ranging from $354 to $434 and a balloon payment ranging from $5,730 to $7,028, payable together with the last installment due in August 2027. The SEB $42,000 Facility is secured by the vessels Amami, Mercurial Virgo and Star Calypso.

(iv) CTBC $25,000 Facility:

On November 22, 2022, the Company entered into a loan agreement with CTBC Bank Co., Ltd (CTBC) (the “CTBC $25,000 Facility”), for an amount of up to $25,000. The amount of $25,000 was drawn on November 30, 2022 and used to refinance the outstanding amount under the then existing lease agreement of the vessel Star Libra (Note 7). The facility is repayable in 20 quarterly principal payments of $563 and a balloon payment of $13,750 payable simultaneously with the last quarterly installment, which is due in November 2027. The CTBC $25,000 Facility is secured by the vessel Star Libra.

(v) NTT $24,000 Facility:

On December 8, 2022, the Company entered into a loan agreement with a wholly owned subsidiary of NTT Finance Corporation (the “NTT $24,000 Facility”) for an amount of $24,000. The amount was drawn on December 16, 2022 and used to refinance the outstanding amount of the Star Virgo under the loan facility with Citibank (the “Citibank $62,600 Facility”). The facility is repayable in 20 quarterly principal payments of $600 and a balloon payment of $12,000, which is due in December 2027. The NTT $24,000 Facility is secured by the vessel Star Virgo.

(vi) ABN AMRO $24,000 Facility:

On December 19, 2022, the Company entered into a loan agreement with ABN AMRO Bank (ABN AMRO) (the “ABN AMRO $24,000 Facility”) for an amount of $24,000. The amount was drawn on December 22, 2022 and used to refinance the outstanding amount under the loan facility with SEB of the vessel Star Sienna. The facility is repayable in 20 quarterly principal payments of $500 and a balloon payment of $14,000 which is due in December 2027. The ABN AMRO $24,000 Facility is secured by the vessel Star Sienna.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Long-term bank loans- (continued):

New Financing Activities during the year ended December 31, 2022 – (continued)

(vii) Standard Chartered $47,000 Facility:

On December 29, 2022, the Company entered into a loan agreement with Standard Chartered Bank (the “Standard Chartered $47,000 Facility”) for an amount of $47,000. The facility is available in two tranches of $22,829 and $24,171 which were drawn in January 2023 and used to replenish the funds used in November for the extinguishment of the outstanding amounts of the vessels i) Star Marisa under the Citibank $62,600 Facility and ii) Star Laetitia under the loan facility with SEB, respectively. Each tranche is repayable in 20 equal consecutive, quarterly principal payments of $476 and $465, respectively and a balloon payment of $13,317 and $14,874, respectively, payable simultaneously with the last installments, which are due in December 2027. The Standard Chartered $47,000 Facility is secured by the two aforementioned vessels.

Pre - Existing Loan Facilities

(i) SEB $39,000 Facility:

On January 22, 2021, the Company entered into a loan agreement with SEB, (the “SEB $39,000 Facility”), for the financing of an amount of $39,000. The amount was drawn on January 25, 2021 and used to finance the cash consideration for the E.R. Acquisition Vessels (Note 5), which were delivered to the Company on January 26, 2021. The facility is repayable in 20 equal quarterly principal payments of $1,950 with the last installment due in January 2026. The SEB $39,000 Facility is secured by a first priority mortgage on the vessels Star Bueno, Star Borneo and Star Marilena.

(ii) NBG $125,000 Facility:

On June 24, 2021, the Company entered into an agreement with the National Bank of Greece for a term loan with one drawing in an amount of up to $125,000 (the “NBG $125,000 Facility”). On June 28, 2021, the amount of $125,000 was drawn under the NBG $125,000 Facility to refinance the outstanding amount under the then existing facility with DNB Bank ASA (DNB). The facility is repayable in 20 equal quarterly principal payments of $3,750 and a balloon payment of $50,000 payable together with the last installment due in June 2026. In September 2022, an amount of $5,511 was prepaid in connection with the Strange Attractor, and the quarterly installments and the balloon payment amended to $3,585 and $46,969 respectively The NBG $125,000 Facility is secured by first priority mortgages on vessels Big Bang, Big Fish, Pantagruel, Star Nasia, Star Danai, Star Renee, Star Markella, Star Laura, Star Moira, Star Jennifer, Star Mariella, Star Helena, Star Maria, Star Triumph, Star Angelina and Star Gwyneth.

(iii) ING $210,600 Facility- increased financing by $100,000 - ING $310,600 Facility:

Under the ING $310,600 Facility as last amended and restated on June 28, 2022, the following financing amounts have also been drawn: i) in October 2018, two tranches of $22,500 each, which are repayable in 28 equal consecutive quarterly installments of $469 and a balloon payment of $9,375 payable together with the last installment and were used to refinance the outstanding amount under the then existing loan agreement of the vessels Peloreus and Leviathan, ii) in July 2019, two tranches of $1,400 each, which are repayable in 16 equal consecutive quarterly installments of $88 each, and were used to finance the acquisition and installation of scrubber equipment for the vessels Peloreus and Leviathan, iii) in March 2019 and April 2019 two tranches of $32,100 and $17,400, respectively, which are repayable in 28 equal consecutive quarterly principal payments of $535 and $311, plus a balloon payment of $17,120 and $8,700 respectively, both due in seven years after the drawdown date, and were used to refinance the outstanding amounts under the then existing lease agreements of the vessels Star Magnanimus and Star Alessia, iv) in May 2019 and November 2019, two tranches of $1,400 each, which are repayable in 16 equal consecutive quarterly installments of $88 each, and were used to finance the acquisition and installation of scrubber equipment for the vessels Star Magnanimus and Star Alessia, v) in July 2020, six tranches of a total amount of $70,000, which are repayable in 24 equal consecutive quarterly principal payments and were used to refinance all outstanding amounts under the then existing lease agreements with CMBL of the vessels Star Claudine, Star Ophelia, Star Lyra, Star Bianca, Star Flame and Star Mona, and vi) in August 2021, two tranches of $20,000 each, which are repayable in 20 equal consecutive quarterly principal payments of $294 plus a balloon payment of $14,118 due five years after their drawdown and were used to finance part of the acquisition cost of the vessels Star Elizabeth and Star Pavlina. The ING $310,600 Facility is secured by the vessels Peloreus, Leviathan, Star Magnanimus, Star Alessia, Star Claudine, Star Ophelia, Star Lyra, Star Bianca, Star Flame, Star Mona, Star Elizabeth, Star Pavlina, Madredeus, Star Vega, Star Capoeira, Star Carioca, Star Athena, Star Subaru, Star Bovarius, Star Lambada and Star Macarena.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Long-term bank loans- (continued):

Pre - Existing Loan Facilities – (continued)

(iv) DNB $107,500 Facility:

On September 28, 2021, the Company entered into an agreement with the DNB for a term loan with one drawing in an amount of up to $107,500 (the “DNB $107,500 Facility”). On September 29, 2021, the maximum amount was drawn and used to refinance the aggregate outstanding amount of the financed vessels under the then existing facilities with (i) Credit Agricole Corporate and Investment Bank), (ii) Piraeus Bank and (iii) Bank of Tokyo. The facility is repayable in 20 equal quarterly principal payments of $3,707 and a balloon payment of $33,362 payable together with the last installment due in September 2026. The DNB $107,500 Facility is secured by first priority mortgages on the vessels Star Luna, Star Astrid, Star Genesis, Star Electra, Star Glory Star Monica, Star Borealis and Star Polaris.

(v) ABN AMRO $97,150 Facility:

On October 27, 2021, the Company entered into an agreement with the ABN AMRO, for a loan facility of up to $97,150 (the “ABN AMRO $97,150 Facility”). The amount of $97,150 was drawn on October 29, 2021 and was used to refinance the outstanding amount under the then existing facility with Citibank. The ABN AMRO $97,150 Facility was available in two tranches, one of $68,950 which is repayable in 20 equal quarterly principal payments of $2,250 and a balloon payment of $23,950 payable together with the last installment due in October 2026 and one of $28,200 which is repayable in 12 equal quarterly principal payments of $2,350, maturing in October 2024. The ABN AMRO $97,150 Facility is secured by a first priority mortgage on the vessels Star Pauline, Star Angie, Star Sophia, Star Georgia, Star Kamila, Star Nina, Star Eva, Star Paola, Star Aphrodite, Star Lydia and Star Nicole.

(vi) Credit Agricole $62,000 Facility:

On October 29, 2021, the Company entered into a loan agreement with Credit Agricole Corporate and Investment Bank (the “Credit Agricole $62,000 Facility”) for the financing of an aggregate amount of $62,000, to refinance the aggregate outstanding amount under the then existing loan agreements with Alpha Bank S.A. and BNP Paribas and to prepay an amount of $1,999 under the Atradius Facility (discussed below), in connection with the vessels Star Despoina and Star Piera. The amount of $62,000 was drawn on November 2, 2021, and is repayable in 20 quarterly installments of which the first three will be of $3,000 and the following 17 of $2,600 and a balloon payment of $8,800, payable together with the last installment due in November 2026. The Credit Agricole $62,000 Facility is secured by the vessels Star Martha, Star Sky, Stardust, Star Despoina and Star Piera.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Long-term bank loans- (continued):

Pre - Existing Loan Facilities – (continued)

vii) HSBC Working Capital Facility:

On February 6, 2020, the Company entered into a loan agreement with HSBC France for a revolving facility of an amount of up to $30,000 (the “HSBC Working Capital Facility”), in order to finance working capital requirements. Each advance provided under the HSBC Working Capital Facility was repayable within 90 days from its drawdown.

The facility was subject to annual renewals from the lender with the last being effective until February 2022 and no further renewal took place. The whole amount was available to the Company as of December 31, 2021, and therefore no outstanding balance has been included in the consolidated balance sheets in respect of this short term working capital facility.

viii) DSF $55,000 Facility

On March 26, 2020, the Company entered into a loan agreement with Danish Ship Finance A/S (the “DSF $55,000 Facility”) for the financing of an amount of up to $55,000. The facility was available in two tranches of $27,500 each, both of which were drawn on March 30, 2020 and used to refinance the outstanding amounts under the then existing lease agreements of the vessels Star Eleni and Star Leo. Each tranche is repayable in 10 consecutive, semi-annual principal payments of $1,058 and a balloon payment of $16,923 payable simultaneously with the last installment, which is due in April 2025. The DSF $55,000 Facility is secured by a first priority mortgage on the two vessels. In addition, in April 2020, the Company elected to exercise its option under the DSF $55,000 Facility to convert the floating part of the interest rate linked to US LIBOR, to a fixed rate of 0.581% per annum for a period of three years starting from July 1, 2020.

ix) CEXIM $57,564 Facility

On December 1, 2020, the Company entered into a loan agreement with China Export-Import Bank for an amount of $57,564 (the “CEXIM $57,564 Facility”) which was drawn in four tranches in late December 2020 and used to refinance (i) the outstanding amount of the vessels Star Gina 2GR, Star Charis and Star Suzanna under the then existing facility with DNB and (ii) the outstanding amount under the lease agreement with CMBL of the vessel Star Wave. The first two tranches for Star Wave of $13,209 and for Star Gina 2GR of $26,175, are repayable in 32 equal quarterly installments of $330 and $654 and a balloon payment of $2,642 and $5,235, respectively, due in December 2028. The remaining two tranches of $9,090 each, for Star Charis and Star Suzanna, are repayable in 32 equal quarterly installments. The facility matures in December 2028 and is secured by first priority mortgages on the four aforementioned vessels.

x) E SUN Facility:

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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Long-term bank loans- (continued):

Pre - Existing Loan Facilities – (continued)

xi) Atradius Facility:

On February 28, 2019, the Company entered into a loan agreement with ABN AMRO Bank N.V. (the “Atradius Facility”) for the financing of an amount of up to $36,645, which was used to finance the acquisition and installation of scrubber equipment for 42 vessels. The financing is credit insured (85%) by Atradius Dutch State Business N.V. of the Netherlands (the “Atradius”). During 2019, three tranches of $33,311 in aggregate were drawn and the last tranche of $3,331 was drawn in January 2020. In September 2021, the Company prepaid an amount of $1,999, in connection with the vessels Star Despoina and Star Piera (described above) and the remaining six semi-annual installments were amended to $3,331, with the last installment due in June 2024. The facility is secured by a second-priority mortgage on 18 vessels of the Company’s fleet.

xii) CTBC Facility:

On May 24, 2019, the Company entered into a loan agreement with CTBC, (the “CTBC Facility”), for an amount of $35,000, which was used to refinance the outstanding amount under the then existing lease agreement of the vessel Star Karlie. The facility is repayable in 20 quarterly principal payments of $730 and a balloon payment of $20,400 payable simultaneously with the last quarterly installment, which is due in May 2024. The CTBC Facility is secured by first priority mortgage on the aforementioned vessel.

xiii) NTT Facility:

On July 31, 2019, the Company entered into a loan agreement with a wholly owned subsidiary of NTT Finance Corporation (the “NTT Facility”), for an amount of $17,500. The amount was drawn in August 2019 and was used to refinance the outstanding amount of the vessel Star Aquarius under the then existing loan agreement. The facility is repayable in 27 quarterly principal payments of $313 and a balloon payment of $9,063, which is due in August 2026. The NTT Facility is secured by first priority mortgage on the vessel Star Aquarius.

xiv) CEXIM $106,470 Facility:

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

xv)       ABN $115,000 Facility - ABN $67,897:

On December 17, 2018, the Company entered into a loan agreement with ABN AMRO Bank (the “ABN $115,000 Facility”), for an amount of up to $115,000 available in four tranches. The first and the second tranches of $69,525 and $7,900, respectively, were drawn on December 20, 2018. The first tranche was used to refinance the then existing indebtedness of the vessels Star Virginia, Star Scarlett, Star Jeannette and Star Audrey and the second was used to partially finance the acquisition cost of Star Bright. The first and the second tranche are repayable in 20 equal quarterly installments of $1,705 and $282 respectively, and balloon payments are due in December 2023 along with the last installment in an amount of $35,428 and $2,260, respectively. The remaining two tranches of $17,875 each, were drawn in January 2019 and were used to partially finance the acquisition cost of Star Marianne and Star Janni. Each of the third and the fourth tranche is repayable in 19 equal quarterly installments of $672 and balloon payment in December 2023 along with the last installment in an amount of $5,114. On August 4, 2022, the Company entered into an amended and restated agreement relating to ABN $115,000 Facility, (the “ABN $67,897 Facility”) which provides for a lower margin above SOFR and an extension of the final repayment date from December 2023 to June 2027. The loan is secured by a first priority mortgage on the vessels Star Virginia, Star Scarlett, Star Jeannette, Star Audrey, Star Bright, Star Marianne and Star Janni. The repayment schedule of the outstanding amounts under the four tranches was amended as follows: i) the first tranche is repayable in 20 quarterly installments, with variable payments of the first 13 installments of $1,705, the fourteenth installment of $2,218, the next five installments of $3,330 and the last installment of $4,626 due in June 2027, ii) the second tranche is repayable in 13 equal quarterly installments of $282 each and a last installment of $286 due in December 2025 and iii) the third and the fourth tranches are repayable in 13 equal quarterly installments of $672 each, with the last two installments of $413 each both due in December 2025.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
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

As of December 31, 2021 and 2022, the Company was required to maintain minimum liquidity, not legally restricted, of $64,000, respectively, which is included within “Cash and cash equivalents” in the consolidated balance sheets. In addition, as of December 31, 2021 and 2022, the Company was required to maintain minimum liquidity, legally restricted, of $22,986 and $16,590, respectively, which is included within “Restricted cash” current and non-current, in the consolidated balance sheets.

As of December 31, 2022, the Company was in compliance with the applicable financial and other covenants contained in its bank loan agreements and lease financings described in Note 6.

The weighted average interest rate (including the margin) related to the Company’s debt including lease financings (Note 7) , following a number of interest rates swaps the Company has entered into (Note 18), for the years ended December 31, 2020, 2021 and 2022 was 3.63%, 2.94% and 3.21%, respectively. The commitment fees incurred during the years ended December 31, 2020, 2021 and 2022, with regards to the Company’s unused amounts under its credit facilities were $65, $93 and $7, respectively. There was an amount of $47,000 undrawn under the Standard Chartered $47,000 Facility (described above) as of December 31, 2022. The principal payments required to be made after December 31, 2022, are as follows:

Twelve month periods ending	Amount
December 31, 2023	$166,586
December 31, 2024	204,023
December 31, 2025	194,561
December 31, 2026	289,216
December 31, 2027	198,078
December 31, 2028 and thereafter	51,130
Total Long-term bank loans	$1,103,594
Unamortized loan issuance costs	(9,013)
Total Long-term bank loans, net	$1,094,581
Current portion of long-term bank loans	166,586
Long-term bank loans, net of current portion and unamortized loan issuance costs	927,995

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Long-term bank loans - (continued):

All of the Company’s bank loans and applicable lease financings (Note 7) bear interest at LIBOR or SOFR plus a margin, except for DSF $55,000 Facility described above. The amounts of “Interest and finance costs” included in the consolidated statements of operations are analyzed as follows:

	Years ended December 31,
	2020	2021	2022
Interest on financing agreements	$58,379	$45,453	$56,537
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other Comprehensive Income (Note 12)	848	2,351	(10,044)
Amortization of debt (loan, lease & notes) issuance costs	7,815	6,511	4,918
Other bank and finance charges	2,513	1,721	1,167
Interest and finance costs	$69,555	$56,036	$52,578

In connection with the prepayments described above and of lease financings, discussed in Note 7, following the sale of mortgaged vessels and the refinancing of certain credit facilities, during the years ended December 31, 2020, 2021 and 2022, $3,701, $3,612 and $2,192, respectively, of unamortized debt issuance costs were written off. In addition, during the years ended December 31, 2020, 2021 and 2022, $1,223, $388 and $3,218 of expenses were incurred in connection with the aforementioned prepayments. All aforementioned amounts are included under “Gain/(Loss) on debt extinguishment, net” in the consolidated statements of operations.

Also during the year 2021, in connection with the prepayments made during 2021, the Company early terminated certain of its interest rate swaps and the Company received an amount of $307 in aggregate, representing the valuation of the interest rate swaps on the termination date. The respective amount is included under “Gain/(Loss) on debt extinguishment, net” in the consolidated statement of operations for the year ended December 31, 2021.

Lastly, upon the de-designation of a certain interest rate swap during the years 2021 and 2022, an amount of $436 and $9,474, respectively, representing the cumulative gain on the hedging instrument on the de-designation date, previously recognized in equity was written off, provided that the forecasted transactions associated with this hedge were no longer probable since the corresponding loan was fully prepaid. Both aforementioned amounts are included under “Gain/(Loss) on debt extinguishment, net” in the consolidated statement of operations for the years ended December 31, 2021 and 2022.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

9.       Preferred, Common Shares and Additional paid in capital:

Preferred Shares: Star Bulk is authorized to issue up to 25,000,000 preferred shares, $0.01 par value with such designations, as voting, and other rights and preferences, as determined by the Board of Directors. As of December 31, 2021 and 2022 the Company had not issued any preferred shares.

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

During the year ended December 31, 2020, the Company issued 1,073,490 shares to the Company’s directors and employees in connection with its equity incentive plans (Note 11). In addition, within 2020 the Company paid a cash dividend of $4,804 (or $0.05 per common share) for the fourth quarter of 2019, in line with the dividend policy established in November 2019.

On August 5, 2021, the Board of Directors authorized a share repurchase program of up to an aggregate of $50,000. The timing and amount of any repurchases will be in the sole discretion of the Company’s management team, and will depend on legal requirements, market conditions, share price, alternative uses of capital and other factors. The Company is not obligated under the terms of the program to repurchase any of its common shares. The repurchase program has no expiration date and may be suspended or terminated by the Company at any time without prior notice. Common shares repurchased as part of this program will be cancelled by the Company. During the years ended December 31, 2021 and 2022, the Company repurchased 466,268 shares and 790,011 shares, respectively, in open market transactions at an average price of $22.01 per share and $25.37 per share, respectively, for an aggregate consideration of $10,278 and $20,068, respectively. The repurchased shares were cancelled and have been removed from the Company’s share capital as of December 31, 2022.

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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

9.       Preferred, Common Shares and Additional paid in capital – (continued):

On July 1, 2021, the Company entered into two “at the market” offering programs, one with Jefferies LLC (“Jefferies”) and one with Deutsche Bank Securities Inc. (“Deutsche Bank” and together with Jefferies, the “Sales Agents”). In accordance with the terms of each at-the-market sale agreement with Jefferies and Deutsche Bank, the Company may offer and sell a number of its common shares, having an aggregate offering price of up to $75,000 at any time and from time to time through each of the Sales Agents, as agent or principal. The Company intends to use the net proceeds from any sales under the two “at the market” offering programs for capital expenditures, working capital, debt repayment, funding for vessel and other asset or share acquisitions or for other general corporate purposes, or a combination thereof. During the year ended December 31, 2022, the Company issued and sold 654,690 common shares through the effective at-the-market offering programs which resulted in net proceeds of $19,792 (nil shares were issued and sold within year 2021).

During the years ended December 31, 2021 and 2022, the Company issued 521,310 shares and 697,979 shares, respectively, to the Company’s directors and employees in connection with its equity incentive plans (Note 11).

Pursuant to its existing dividend policy, the Company during the year ended December 31, 2021 declared a cash dividend of $230,473 (or $0.30, $0.70 & $1.25 per common share for the first, second and third quarters of 2021, respectively), out of which an amount of $233 remained outstanding as of December 31, 2021 and was settled within 2022. During the year ended December 31, 2022, the Company declared a cash dividend of $ 668,464 (or $ 2.00, $1.65, $1.65 & $1.20 per common share for the fourth quarter of 2021 and first, second and third quarters of 2022, respectively).

10.       Management fees:

The Company has engaged Ship Procurement Services S.A. (“SPS”), a third party company, to provide to its fleet certain procurement services. In 2018, the Company had entered into management agreements with Augustea Technoservices Ltd to provide technical management to certain of its vessels, all of which were gradually terminated by June 2022 (Note 3) while during 2021 the Company appointed Iblea Ship Management Limited to provide certain management services to certain vessels, which previously were managed by Augustea Technoservices Ltd (Note 3). In addition, the Company has also entered into management agreements with Equinox Maritime Ltd, Zeaborn GmbH & Co. KG and Technomar Shipping Inc to provide certain management services to certain of its vessels. The management agreements with Technomar Shipping Inc were terminated in 2022. Total management fees under the aforementioned management agreements in effect for the years ended December 31, 2020, 2021 and 2022, were $18,405, $19,489 and $19,071, respectively, and are included in “Management fees” in the consolidated statements of operations.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

11.       Equity Incentive Plans:

On June 7, 2021, the Company’s Board of Directors amended an incentive program that had been previously announced in January 2019 (the “Performance Incentive Program”) which provides for the issuance of shares pursuant to performance conditions being met. In particular, the amended program is triggered when the Company’s cumulative fuel cost savings, beginning from November 2019, exceed the threshold of $250,000 (“Excess Savings”). The program expires on December 31, 2024. Upon the satisfaction of the above threshold, the Board of Directors shall award a percentage ranging between 5%-10%, at its discretion, of the annual Excess Savings, the value of which will be reflected in actual shares to key employees. For the years ended December 31, 2021 and 2022, the Company estimated the intrinsic value of the award based on the fuel market prices at each year end and assumed, based on its best estimate, 5% and 7.5%, respectively, of Excess Savings to be awarded by the Board of Directors for the first year and 5% for the following two years of the program, and as a result an amount of $1,190 and $9,570, respectively, was recognized and is included under “General and administrative expenses” in the consolidated statement of operations for the years ended December 31, 2021 and 2022. In addition, based on 7.5% of the actual Excess Savings as of December 31, 2022, and the closing price of the Company’s common stock as of that date of $19.23, 450,000 common shares were awarded to key employees upon the approval of the Board of Directors, which vested and were issued on February 27, 2023.

During the year ended December 31, 2020 an amount of $1,235, previously recognized in year 2019 in connection with the previously announced incentive program as mentioned above, was reversed since the Company determined that the updated likelihood of vesting did not meet a “more likely than not” threshold under US GAAP.

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

On April 11, 2022, the Company's Board of Directors adopted the 2022 Equity Incentive Plan (the “2022 Plan”) and reserved for issuance 810,000 common shares thereunder. On the same date, all of the 810,000 restricted common shares were granted to certain directors, officers and employees of which 528,745 restricted common shares vested in October 2022, 193,405 restricted common shares vest in April 2023 and the remaining 87,850 common shares vest in April 2025. The fair value of each share was $25.69, based on the closing price of the Company’s common shares on the grant date.

Pursuant to the aforementioned equity incentive plans, during the years ended December 31, 2020, 2021 and 2022 the Company issued 1,073,490 common shares, 521,310 common shares and 697,979 respectively.

All non-vested shares and options, if any, vest according to the terms and conditions of the applicable award agreements. The grantee does not have the right to vote the non-vested shares or exercise any right as a shareholder of the non-vested shares, although the issued and non-vested shares pay dividends as declared. The dividends with respect to these shares are forfeitable if the service conditions are not fulfilled. Share options have no voting or other shareholder rights. For the years ended December 31, 2020, 2021 and 2022 the Company paid $14, $875 and $4,651 for dividends to non-vested shares.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

11.       Equity Incentive Plans - (continued):

The shares which are issued in accordance with the terms of the Company’s equity incentive plans or awards remain restricted until they vest. For the years ended December 31, 2020, 2021 and 2022, the share based compensation cost was $4,624, $10,335 and $28,481 respectively, and is included under “General and administrative expenses” in the consolidated statements of operations. There were no forfeitures of non-vested shares or options during the years 2020, 2021 and 2022.

A summary of the status of the Company’s non-vested restricted shares as of December 31, 2020, 2021 and 2022, and the movement during these years, is presented below:

	Number of shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2020	271,038	$9.28
Granted	1,100,000	5.09
Vested	(955,149)	5.41
Unvested as at December 31, 2020	415,889	$7.09

Unvested as at January 1, 2021	415,889	$7.09
Granted	515,000	18.88
Vested	(595,560)	15.28
Unvested as at December 31, 2021	335,329	$10.65

Unvested as at January 1, 2022	335,329	$10.65
Granted	810,000	25.69
Vested	(685,139)	22.57
Unvested as at December 31, 2022	460,190	$19.38

As of December 31, 2022, the estimated compensation cost relating to non-vested restricted share awards (including cost for the Performance Incentive Program) not yet recognized was $10,876, and is expected to be recognized over the weighted average period of 1.50 years. The total fair value of shares vested during the years ended December 31, 2020, 2021 and 2022 was $6,681, $13,104 and $15,464, respectively.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

12.       Earnings / (Loss) per share:

All common shares issued (including the restricted shares issued under the Company’s equity incentive plans) have equal rights to vote and participate in dividends. The restricted shares issued under the Company’s equity incentive plans are subject to forfeiture provisions set forth in the applicable award agreement. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. For the purpose of calculating diluted earnings / (loss) per share, the weighted average number of diluted shares outstanding includes the incremental shares assumed issued, determined in accordance with the treasury stock method. For the years ended December 31, 2020, 2021 and 2022 the denominator of the diluted earnings per share calculation includes 153,216 common shares, 295,243 common shares and 383,711 common shares respectively, being the number of incremental shares assumed issued under the treasury stock method.

The Company calculates basic and diluted loss per share as follows:

	Years ended December 31,
	2020	2021	2022
Income / (Loss) :
Net income / (loss)	$9,660	$680,530	$565,999

Basic earnings / (loss) per share:
Weighted average common shares outstanding, basic	96,128,173	101,183,829	102,153,255
Basic earnings / (loss) per share	$0.10	$6.73	$5.54

Effect of dilutive securities:
Dillutive effect of non vested shares	153,216	295,243	383,711
Weighted average common shares outstanding, diluted	96,281,389	101,479,072	102,536,966

Diluted earnings / (loss) per share	$0.10	$6.71	$5.52

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

13.       Accrued liabilities:

The amounts shown in the consolidated balance sheets are analyzed as follows:

	December 31, 2021	December 31, 2022
Audit fees	$400	$350
Legal fees	122	136
Other professional fees	1,739	1,686
Vessel operating and voyage expenses	24,406	23,992
Loan and interest rate swaps interest and financing fees	4,083	7,570
Income tax	60	250
Total Accrued Liabilities	$30,810	$33,984

14.       Income taxes:

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

a)       Taxation on Marshall Islands Registered Companies and tonnage tax

Under the laws of the countries of the shipowning companies’ incorporation and/or vessels’ registration, the shipowning companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes. In addition, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Hellenic Republic. The technical managers of the Company’s vessels, which are established in Greece under Greek Law 89/67, are responsible for the filing and payment of the respective tonnage tax on behalf of the Company. Furthermore, under the New Tonnage Tax System (“TTS”) for Cypriot merchant shipping, qualifying ship managers who opted and are accepted to be taxed under the TTS are subject to an annual tax referred to as tonnage tax, which is calculated on the basis of the net tonnage of the qualifying ships they manage. The technical managers of the Company’s vessels, which are established and operate in Cyprus, are responsible for the filing and payment of the respective tonnage tax. These taxes for 2020, 2021 and 2022 were $2,103, $2,634 and $3,838, respectively, and have been included under “Vessel operating expenses” in the consolidated statements of operations (Note 17).

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

14.       Income taxes- (continued):

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

Under IRS regulations, a Company’s shares will be considered to be regularly traded on an established securities market if (i) one or more classes of its shares representing 50% or more of its outstanding shares, by voting power of all classes of shares of the corporation entitled to vote and of the total value of the shares of the corporation, are listed on the market and (ii) (A) such class of share is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one sixth of the days in a short taxable year; and (B) the aggregate number of shares of such class of share traded on such market during the taxable year must be at least 10% of the average number of shares of such class of share outstanding during such year or as appropriately adjusted in the case of a short taxable year. Notwithstanding the foregoing, the treasury regulations provide, in pertinent part, that a class of the Company’s shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of the Company’s outstanding shares (“5% Override Rule”).

For the taxable years 2020, 2021 and 2022 the Company believes that it was exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that it satisfies the Publicly Traded Test for these years because it is not subject to the 5% Override Rule.

c)       Other Taxation

In addition to the tax consequences described above, the Company may be subject to tax in one or more other jurisdictions, including Malta, Germany and Singapore, where the Company conducts activities through certain of its subsidiaries. The Company believes that its tax exposure for years ended December 31, 2020, 2021 and 2022 in the above jurisdictions is immaterial. The amount of income taxes recognized with respect to these jurisdictions for the years ended December 31, 2020, 2021 and 2022 was $152, $16 and $244, respectively, and is included under “Income taxes” in the consolidated statements of operations.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
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

Vessels in Ukraine

The geopolitical situation in Eastern Europe intensified in late February 2022, with the commencement of Russia’s military action against Ukraine. Three of the Company’s vessels, the Star Pavlina, Star Helena and Star Laura, had arrived in three different Ukrainian ports to load various grain cargos under charterers’ instructions, well ahead of the commencement of the war activities, but following the beginning of the conflict, the loading operations were suspended by the port authorities. Following a multilateral agreement among Russia, Ukraine, Turkey and the United Nations to resume grain exports from the Black Sea regions, the Company succeeded in safely navigating the Star Helena and the Star Laura out of Ukraine in August 2022, and the two said vessels are now normally trading. Since the third vessel, the Star Pavlina, remains in Ukraine today as a result of orders of the Ukrainian authorities, the Company has been deprived of use of the vessel for a continuous period of 12 months without likelihood of a recovery, and expects to be indemnified  under the existing war risk insurance as a constructive  total loss, or alternatively ( under the pertinent insurance terms) as an actual  total loss of the vessel. See Note 19c) for recent developments on this matter.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

15.	Commitments and Contingencies - (continued):

c)       Commitments:

The following table sets forth inflows and outflows, related to the Company’s charter party arrangements and other commitments, as of December 31, 2022.

Charter party agreements

	Twelve month periods ending December 31,
+ inflows/ - outflows	Total	2023	2024	2025	2026	2027	2028 and thereafter
Future, minimum, non-cancellable charter revenue (1)	$69,438	$49,188	$18,600	$1,650	$-	$-	$-

Total	$69,438	$49,188	$18,600	$1,650	$-	$-	$-

(1)	The amounts represent the minimum contractual charter revenues to be generated from the existing, as of December 31, 2022, non-cancellable time charter agreements, until their expiration, net of address commission, assuming no off-hire days, other than those related to scheduled interim and special surveys of the vessels. Future inflows also include revenues deriving from index linked charter agreements using i) the index rates at the commencement date of each agreement, in compliance with ASC 842, and do not reflect relevant index charter rate information prevailing as of December 31, 2022 and ii) the remaining minimum duration of each contract.

Other commitments:

	Twelve month periods ending December 31,
+ inflows/ - outflows	Total	2023	2024	2025	2026	2027	2028 and thereafter
Charter-in expense newbuilding vessels (1)	$(212,833)	$-	$(17,323)	$(30,204)	$(30,204)	$(30,204)	$(104,898)
Vessel BWTS and ESD (2)	(14,133)	(14,133)	-	-	-	-	-

Total	$(226,966)	$(14,133)	$(17,323)	$(30,204)	$(30,204)	$(30,204)	$(104,898)

(1)	The amounts represent minimum contractual charter-in commitments to be incurred with respect to four newbuilding Kamsarmax and two newbuilding Ultramax vessels which are expected to be delivered during 2024 and the charter-in contracts have a minimum duration of 84 months per vessel.
(2)	The amounts represent the Company’s commitments as of December 31, 2022, for installation of BWTS and ESD on its vessels, so as to comply with environmental regulations.

16.       Voyage revenues:

The following table shows the voyage revenues earned from time charters, voyage charters and pool agreements for the years ended December 31, 2020, 2021 and 2022, as presented in the consolidated statements of operation:

	Years ended December 31,
	2020	2021	2022

Time charters	$309,503	$745,442	$841,057
Voyage charters	385,482	683,146	591,479
Pool revenues	(1,744)	(1,165)	4,620
	$693,241	$1,427,423	$1,437,156

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

16.       Voyage revenues - (continued):

As of December 31, 2022 and 2021, trade accounts receivable from voyage charter agreements amounted to $24,144 and $44,647 respectively. This decrease was attributable to the timing of collections and lower rates prevailing at each year-end. No write-off was recorded in both years in connection with the voyage charter agreements.

Under ASC 606, unearned voyage charter revenue represents the consideration received for undelivered performance obligations.  The Company recorded $10,289 as unearned revenue related to voyage charter agreements in progress as of December 31, 2021, which was recognized in earnings during the year ended December 31, 2022 as the performance obligations were satisfied in that period. In addition, the Company recorded $9,215 as unearned revenue related to voyage charter agreements in progress as of December 31, 2022, which will be recognized in earnings during the year ending December 31, 2023 as the performance obligations will be satisfied in that period. This decrease of $1,074 was mainly attributable to the weaker market conditions prevailing at year end of 2022 compared to the same period in 2021 while it is also affected by the timing of collections.

Further, as of December 31, 2022, capitalized contract fulfilment costs which are recorded under “Other current assets” amounting of $ 4,366, remaining almost at the same level compared to $4,923 as of December 31, 2021.

Demurrage income for the years ended December 31, 2020, 2021 and 2022 amounted to $22,425, $59,032 and $32,435, respectively and is included in Voyage revenues in the consolidated statements of operations.

The adjustment to Company’s revenues from the vessels operating in the CCL Pool (Note 3), deriving from the allocated pool result for those vessels as determined in accordance with the agreed-upon formula, for the years ended December 31, 2020, 2021 and 2022 was ($3,695), ($4,188) and $4,965, respectively, while the corresponding adjustment to Company’s revenues from the Short Pool (Note 3) for the years ended December 31, 2020, 2021 and 2022 was $1,922, ($328) and $147. All the amounts are included within “Pool Revenues” in the table above. The remaining amounts of $29, $3,351 and ($492) for the years ended December 31, 2020, 2021 and 2022, respectively, refers to other participation adjustments deriving from profit sharing from participation in charter-in agreement with other parties.

As discussed in Note 1, during 2020, 2021 and 2022 the Company chartered-in a number of third-party vessels, to increase its operating capacity in order to satisfy its clients’ needs. Revenues generated from those charter-in vessels during the years ended December 31, 2020, 2021 and 2022 amounted to $36,234, $20,215 and $35,420, respectively and are included in Voyage revenues in the consolidated statements of operations, out of which $243, $1,212 and $10,208, respectively, constitute sublease income deriving from time charter agreements.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

17.       Voyage and Vessel operating expenses:

The amounts in the consolidated statements of operations are analyzed as follows:

	Years ended December 31,
	2020	2021	2022
Voyage expenses
Port charges	$55,738	$63,027	$70,433
Bunkers	130,800	139,252	189,424
Commissions – third parties	6,134	13,955	14,516
Commissions – related parties (Note 3)	3,780	3,870	4,140
Miscellaneous	3,606	6,007	8,021
Total voyage expenses	$200,058	$226,111	$286,534

Vessel operating expenses
Crew wages and related costs	$109,311	$126,180	$133,769
Insurances	13,002	14,981	18,753
Maintenance, repairs, spares and stores	37,947	44,646	51,210
Lubricants	10,669	11,823	14,625
Tonnage taxes (Note 14)	2,103	2,634	3,838
Pre-delivery and Pre-joining expenses	-	3,104	174
Miscellaneous	5,511	5,293	6,247
Total vessel operating expenses	$178,543	$208,661	$228,616

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
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

18.       Fair Value Measurements and Hedging - (continued):

During the year ended December 31, 2020, the Company entered into various interest rate swaps with ING, DNB Bank ASA (“DNB”), SEB, Citibank Europe PLC (“Citi”), Piraeus Bank and Alpha Bank S.A. to convert a portion of its debt from floating to fixed rate. In addition, during the year ended December 31, 2021, the Company early terminated certain of those interest rate swaps that were in effect as of December 31, 2020 and entered into a new interest rate swap agreement with the National Bank of Greece (“NBG”), SEB and ABN AMRO Bank. The following table summarizes the interest rate swaps in place as of December 31, 2022.

Counterparty	Trading Date	Inception	Expiry	Fixed Rate	Initial Notional	Current Notional
ING	Mar-20	Mar-20	Mar-26	0.7000%	$ 29,960	$ 24,075
ING	Mar-20	Apr-20	Oct-25	0.7000%	$ 39,375	$ 30,000
ING	Mar-20	Apr-20	Apr-23	0.6750%	$ 16,157	$ 13,050
SEB	Mar-20	Apr-20	Jan-25	0.7270%	$ 58,885	$ 46,879
Citi	Jun-20	Jul-20	Oct-23	0.3300%	$ 104,450	$ 71,600
Citi	Jun-20	Aug-20	May-24	0.3510%	$ 56,075	$ 44,396
Citi	Jun-20	Jun-20	Dec-23	0.3380%	$ 94,538	$ 61,237
Citi	Jun-20	Jun-20	Aug-23	0.3280%	$ 56,915	$ 35,515
Citi	Jun-20	Jul-20	Jul-23	0.3250%	$ 99,816	$ 79,853
Citi	Jun-20	Aug-20	May-24	0.3520%	$ 31,350	$ 24,780
Citi	Jun-20	Sep-20	Mar-24	0.3430%	$ 33,390	$ 27,825
ING July 20	Jul-20	Jul-20	Jul-26	0.3700%	$ 70,000	$ 43,750
SEB	Feb-21	Apr-21	Jan-26	0.4525%	$ 37,050	$ 25,350
ABN	Feb-21	Mar-21	Dec-23	0.3120%	$ 84,548	$ 61,237
NBG	Jun-21	Jun-21	Jun-23	0.6500%	$ 125,000	$102,500

The above interest rate swaps were designated and qualified as cash flow hedges while they are in effect, with the exception of one of the swaps that have been entered with Citi (the swap with current notional amount of $44,396) which was de-designated from cash flow hedge in November 2022 since the forecasted transactions associated with this hedge were no longer probable given that the corresponding loan was fully prepaid on that date. The change in fair value of this swap from the de-designation date and until December 31, 2022 was insignificant. The effective portion of the unrealized gains/losses from those swaps is recorded in Other Comprehensive Income / (Loss). No portion of the cash flow hedges was ineffective during the years ended December 31, 2020, 2021 and 2022.

A gain of approximately $15,867 in connection with the interest rate swaps is expected to be reclassified into earnings during the following 12-month period when realized.

Forward Freight Agreements (“FFAs”) and Bunker Swaps:

During the years ended December 31, 2020, 2021 and 2022, the Company entered into a certain number of FFAs and options for FFAs on the Capesize, Panamax and Supramax indices. The results of the Company’s FFAs during the years ended December 31, 2020, 2021 and 2022 and the valuation of the Company’s open position as at December 31, 2021 and 2022 are presented in the tables below.

During the years ended December 31, 2020, 2021 and 2022, the Company entered into a certain number of bunker swaps. The results of the Company’s bunker swaps during the years ended December 31, 2020, 2021 and 2022 and the valuation of the Company’s open position as at December 31, 2021 and 2022 are presented in the tables below.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

18.       Fair Value Measurements and Hedging - (continued):

The amount of Gain/(loss) on forward freight agreements and bunker swaps, net and on interest rate swaps recognized in the consolidated statements of operations are analyzed as follows:

	Years ended December 31,
	2020	2021	2022
Consolidated Statement of Operations

Interest and finance costs
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other comprehensive income/(loss) (Note 8)	(848)	(2,351)	10,044
Total Gain/(loss) recognized	$(848)	$(2,351)	$10,044

Gain/(loss) on forward freight agreements and bunker swaps, net
Realized gain/(loss) on forward freight agreements and freight options	(5,995)	1,308	1,165
Realized gain/(loss) on bunker swaps	20,856	748	(5,198)
Unrealized gain/(loss) on forward freight agreements and freight options	(430)	1,802	(1,398)
Unrealized gain/(loss) on bunker swaps	1,725	(294)	3,980
Total Gain/(loss) recognized	$16,156	$3,564	$(1,451)

The following table summarizes the valuation of the Company’s derivative financial instruments as of December 31, 2021 and 2022, based on Level 1 quoted market prices in active markets.

		Significant Other Observable Inputs (Level 2)
		December 31, 2021		December 31, 2022
	Balance Sheet Location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Forward freight agreements - current	Derivatives, current asset portion	$1,440	$-	$191	$-
Bunker swaps - current	Derivatives, current asset portion	$7	$-	$3,688	$-
Forward freight agreements - non-current	Derivatives, non-current asset portion	$150	$-	$-	$-
Total		$1,597	$-	$3,879	$-
LIABILITIES
Bunker swaps - current	Derivatives, current asset portion	$300	$-	$-	$-
Total		$300	$-	$-	$-

Certain of the Company’s derivative financial instruments discussed above require the Company to periodically post additional collateral depending on the level of any open position under such financial instruments, which as of December 31, 2021 and 2022 amounted to $10,128 and $2,199, respectively, and are included within “Restricted cash, current” in the consolidated balance sheets.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2022
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

18.       Fair Value Measurements and Hedging - (continued):

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans and bareboat leases (Level 2), bearing interest at variable interest rates, approximates their recorded values as of December 31, 2022, due to the variable interest rate nature thereof. The fair value of the DSF $55,000 Facility, measured through level 2 inputs (such as interest rate curves) is $43,598, which is $825 lower than the loan’s book value of $44,423.

The following table summarizes the valuation of the Company’s derivative financial instruments as of December 31, 2021 and 2022, based on Level 2 observable market based inputs or unobservable inputs that are corroborated by market data.

		Significant Other Observable Inputs (Level 2)
		December 31, 2021		December 31, 2022
	Balance Sheet Location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Interest rate swaps - current	Derivatives, current asset portion	$-	$549	$1,665	$20,041
Interest rate swaps - non-current	Derivatives, non-current asset portion	$-	$6,763	$798	$7,868
Total		$-	$7,312	$2,463	$27,909
LIABILITIES
Interest rate swaps - current	Derivatives, current liability portion	$-	$443	$-	$-
Total		$-	$443	$-	$-

19.       Subsequent Events:

(a)	On January 13, 2023, the Company drew down the amounts of $22,829 and $24,171, under the two tranches available of the “Standard Chartered $47,000 Facility” (Note 8).

(b)	On February 16, 2023, pursuant to the Company’s dividend policy, the Company’s Board of Directors declared a quarterly cash dividend of $0.60 per share payable on or about March 14, 2023 to all shareholders of record as of February 28, 2023. The ex-dividend date is expected to be February 27, 2023.

(c)	On February 24, 2023, a Notice of Abandonment of all of the Company’s interests in the Star Pavlina was sent to the war risk insurers (Note 15b), claiming a total insurance value of $55,000. On February 28, 2023, and without prejudice to the first Notice of Abandonment, a second Notice of Abandonment with similar contents was sent to the war risk insurers. The Company awaits the insurers’ response pursuant to the insurance policy and continues to closely monitor the situation to ensure that the interests of all stakeholders are safeguarded. The Company is not in a position at this stage to estimate the timeline for the matter to be resolved. The carrying value of the respective vessel as of December 31, 2022 was $26,119.

