Form 20-F
period 2023-12-31
Star Bulk Carriers Corp.
filed 2024-03-13
CIK 1386716

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

 ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31,2023

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

As of December 31, 2023, there were 84,016,892 common shares issued and outstanding.

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

ABOUT THIS REPORT

Throughout this annual report, unless otherwise indicated:

•	“Star Bulk,” the “Company,” “we,” “us,” “our” or similar terms refer to Star Bulk Carriers Corp. and its wholly owned subsidiaries, except that when such terms are used in this annual report in reference to the common stock, they refer specifically to Star Bulk Carriers Corp.;
•	the term deadweight ton (“dwt”) refers to the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry;
•	“Newcastlemax” refers to vessels with carrying capacities of between 200,000 dwt and 210,000 dwt;
•	“Capesize” refers to vessels with carrying capacities of between 100,000 dwt and 200,000 dwt;
•	“Post-Panamax” refers to vessels with carrying capacities of between 90,000 dwt and 100,000 dwt;
•	“Kamsarmax” refers to vessels with carrying capacities of between 80,000 dwt and 90,000 dwt;
•	“Panamax” refers to vessels with carrying capacities of between 65,000 and 80,000 dwt;
•	“Ultramax” refers to vessels with carrying capacities of between 60,000 and 65,000 dwt;
•	“Supramax” refers to vessels with carrying capacities of between 50,000 and 60,000 dwt;
•	“Oaktree” refers to Oaktree Capital Management, L.P., together with its affiliates; and
•	all references to “Dollars” and “$” in this annual report are to U.S. Dollars and all references to “Euro” and “€” in this annual report are to Euros.

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

This document includes “forward-looking statements,” as defined by U.S. federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “would,” “will,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

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

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	uncertainties as to the timing of the proposed merger between the Company, Star Infinity Corp., a Marshall Islands corporation and a wholly owned subsidiary of Star Bulk (“Merger Sub”) and Eagle Bulk Shipping Inc., a Marshall Islands corporation (“Eagle” and such merger, the “Eagle Merger”);
•	the possibility that the closing conditions, including approval of Eagle shareholders (as defined below), to the proposed Eagle Merger may not be satisfied or waived;
•	the possibility that costs or difficulties related to the integration of the Company’s and Eagle’s operations will be greater than expected;
•	the effects of disruption by the announcement of the proposed Eagle Merger making it more difficult to maintain relationships with employees, customers, vendors and other business partners;
•	risks related to the proposed Eagle Merger diverting management’s attention from the Company’s and Eagle’s ongoing business operations;
•	the possibility that the expected synergies and value creation from the proposed Eagle Merger will not be realized, or will not be realized within the expected time period;
•	the risk that shareholder litigation in connection with the contemplated transactions may affect the timing or occurrence of the proposed Eagle Merger or result in significant costs of defense, indemnification and liability;

•	transaction costs related to the Eagle Merger;
•	general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values;
•	the strength of world economies;
•	the stability of Europe and the Euro;
•	fluctuations in currencies, interest rates and foreign exchange rates;
•	business disruptions due to natural and other disasters or otherwise, such as the impact of any new outbreaks or new variants of coronavirus (“COVID-19”) that may emerge;
•	the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation in the dry bulk sector;
•	changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of new buildings under construction;
•	the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom;
•	changes in our expenses, including bunker prices, dry docking, crewing and insurance costs;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;
•	the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) practices;
•	our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets including as set forth under “Item 4. Information on the Company –– B. Business Overview –– Our ESG Performance”;
•	new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union or individual countries;
•	potential cyber-attacks which may disrupt our business operations;
•	general domestic and international political conditions or events, including “trade wars,” the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas and the Houthi attacks in the Red Sea and the Gulf of Aden;
•	the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments;
•	our ability to successfully compete for, enter into and deliver our vessels under time charters or other employment arrangements for our existing vessels after our current charters expire and our ability to earn income in the spot market;
•	potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and instability, piracy or acts by terrorists;
•	the availability of financing and refinancing;
•	the failure of our contract counterparties to meet their obligations;
•	our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business;

ii

•	the impact of our indebtedness and the compliance with the covenants included in our debt agreements;

•	vessel breakdowns and instances of off-hire;

•	potential exposure or loss from investment in derivative instruments;

•	potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management;

•	our ability to complete acquisition transactions as and when planned and upon the expected terms;

•	the impact of port or canal congestion or disruptions; and

•	other important factors described in “Item 3. Key Information –– D. Risk Factors” in this annual report.

iii

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

See the section entitled “Item 3. Key Information –– D. Risk Factors” of this annual report on Form 20-F for the year ended December 31, 2023 for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this annual report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

iv

v

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.       [Reserved]

B.       Capitalization and Indebtedness

Not Applicable.

C.       Reasons for the Offer and Use of Proceeds

Not Applicable.

D.       Risk Factors

Risk Factor Summary

Risks Related to Our Industry

•	Our results of operations and financial condition depend significantly on charter rates for dry bulk vessels, which may be highly volatile and are affected by macroeconomic factors outside of our control;
•	Global economic conditions may continue to negatively impact the dry bulk shipping industry and may materially affect our results of operations and financial condition;
•	A variety of shipping industry factors, including among our competitors, along with general economic conditions may cause a decline in the market values of our vessels which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, result in impairment charges or losses on sale;
•	We are subject to complex laws and regulations, including environmental regulations, international safety regulations and vessel requirements imposed by classification societies that can adversely affect the cost, manner or feasibility of doing business;
•	The operation of dry bulk carriers entails certain operational risks that could affect our earnings and cash flow;
•	If our vessels call on ports or territories located in countries that are subject to restrictions, sanctions, or embargoes imposed by the United States government, the European Union (“EU”), the United Nations (“UN”) or other governments, it could lead to monetary fines or other penalties and adversely affect our reputation and the price for our common shares;

•	Fuel or bunker prices and marine fuel availability have adversely affected our profitability and may adversely affect our profitability in the future;
•	Failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) and other anti-corruption laws could result in fines, criminal penalties, charter terminations and an adverse effect on our business;
•	Our operating results are subject to seasonal fluctuations; and
•	Acts of piracy and attacks on ocean-going vessels could adversely affect our business.

Risks Related to Our Company

•	We may face liquidity issues if conditions in the dry bulk market worsen for a prolonged period and cause us to fail to comply with the terms of our debt agreements which could adversely affect our business, including our ability to refinance our indebtedness and pay dividends;
•	An increase in the Secured Overnight Finance Rate (“SOFR”) could affect our earnings and cash flow;
•	We have considerable risks relating to the construction of our newbuilding vessels;

•	We may not have adequate insurance to compensate us if we lose our vessels or they suffer significant damages or to compensate third parties for any damages to their property;
•	We depend upon third-party and/or affiliated managers to provide the technical management of our fleet;
•	The aging of our fleet and our practice of purchasing and operating secondhand vessels may result in increased operating costs and vessels off- hire, which could adversely affect our earnings; and
•	We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.

Risks Related to the Eagle Merger

•	The completion of the Eagle Merger is subject to a number of conditions and the Agreement and Plan of Merger, dated as of December 11, 2023, by and among the Company, Merger Sub and Eagle (the “Eagle Merger Agreement”) may be terminated in accordance with its terms. As a result, there is no assurance when or if the Eagle Merger will be completed;
•	Uncertainties associated with the Eagle Merger may cause a loss of management personnel and other key employees, which could adversely affect our future business and operations following completion of the Eagle Merger; and
•	If the completion of the Eagle Merger occurs, we may not realize all of the anticipated benefits of the Eagle Merger or those benefits may take longer to realize than expected. We may also encounter significant difficulties in integrating the two businesses.

Risks Related to Taxation

•	A change in tax laws, treaties or regulations, or their interpretation could result in a significant negative impact on our earnings and cash flows from operations; and
•	The Internal Revenue Service could treat us as a “passive foreign investment company,” (or “PFIC”) which could have adverse U.S. federal income tax consequences to U.S. shareholders.

Risks Related to Our Relationships with Mr. Pappas, Oaktree and Other Parties

•	Members of management and our directors may have relationships and affiliations with other entities that could create conflicts of interest.

Risks Related to Our Corporate Structure and Our Common Shares

•	We are a holding company and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments;
•	We may need to raise additional capital in the future, which may not be available on favorable terms or at all or which may dilute our common stock or adversely affect its market price;
•	Our financing arrangements impose a number of restrictions on our ability to pay dividends, and we may not be able to pay dividends even though we have an established dividend policy;
•	The price of our common shares may be highly volatile; and
•	Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger or acquisition, or could make it difficult for our shareholders to replace or remove our current Board of Directors, which could adversely affect the market price of our common shares.

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

The dry bulk shipping industry continues to be cyclical with high volatility in charter rates and profitability among the various types of dry bulk vessels. In 2023, charter rates for dry bulk vessels decreased from 2022’s levels but were sustained slightly above the 10-year average. The Baltic Dry Index, or the “BDI”, an index published by The Baltic Exchange of shipping rates for key dry bulk routes, decreased by 29% from 2022 levels but averaged 1% above the decade average. During 2023, there was elevated demand for commodities, but this was offset by the increased fleet utilization as a result of the easing of the COVID-19 related inefficiencies. See “Item 4. Information on the Company –– B. Business Overview –– The International Dry Bulk Shipping Industry” for further details.

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

supply of and demand for energy resources, commodities, and semi-finished consumer and industrial products and the location of consumption versus the location of their regional and global exploration, production or manufacturing facilities; the globalization of production and manufacturing; global and regional economic and political conditions and developments, including armed conflicts such as the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas, the recent Houthi seizures and attacks on vessels traveling through the Red Sea and the Gulf of Aden and terrorist activities; natural disasters and weather; pandemics; embargoes and strikes; disruptions and developments in international trade, including trade disputes or the imposition of tariffs on various commodities or finished goods; changes in seaborne and other transportation patterns, including the distance cargo is transported by sea; environmental and other legal regulatory developments; and currency exchange rates. Factors that influence the supply of dry bulk vessel capacity include: the number of newbuilding orders and deliveries including slippage in deliveries; number of shipyards and ability of shipyards to deliver vessels; port and canal congestion; speed of vessel operation; vessel casualties; the degree of recycling of older vessels, depending, among other things, on recycling rates and international recycling regulations; number of vessels that are out of service, namely those that are laid-up, dry docked, awaiting repairs or otherwise not available for hire; availability of financing for new vessels and shipping activity; changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and changes in environmental and other regulations that may limit the useful lives of vessels. In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing dry bulk fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations, given that they may impose technological and other requirements upon our vessels.

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

The world economy is currently facing a number of ongoing challenges as a result of significant inflation and increased interest rates due to interest raises by the U.S. Federal Reserve and other central banks. Inflation and rising interest rates may raise the cost of acquiring capital, increase our operating costs and generally reduce economic growth, disrupting global trade and shipping. Concerns over inflation, rising interest rates and the availability and cost of capital, as well as geopolitical issues, including acts of war and recent turmoil and hostilities in various regions, including Iraq, North Korea, Venezuela, North Africa, Ukraine, Israel and Palestine have contributed to increased volatility and diminished expectations for the economy and the markets going forward. Further, these factors, combined with volatile oil prices, declining business and consumer confidence, have precipitated fears of a possible economic recession. Domestic and international equity markets continue to experience heightened volatility and turmoil. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.

Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures. In 2022, in response to the ongoing conflict in Ukraine, the U.S. and several European countries imposed various economic sanctions against Russia, prohibitions on imports of Russian energy products, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, and prohibitions on investments in the Russian energy sector by US persons, among other restrictions. The geopolitical situation in Eastern Europe intensified in late February 2022, with the commencement of Russia’s military action against Ukraine. Three of our vessels, the Star Pavlina, Star Helena and Star Laura, had arrived in three different Ukrainian ports to load various grain cargos under charterers’ instructions, well ahead of the commencement of the war activities, but following the beginning of the conflict, the loading operations were suspended by the port authorities. Following a multilateral agreement among Russia, Ukraine, Turkey and the United Nations to resume grain exports from the Black Sea regions, we succeeded in safely navigating the Star Helena and the Star Laura out of Ukraine in August 2022 when the two said vessels returned to normal trading. During the first quarter of 2023, we agreed with the war risk insurers of the vessel Star Pavlina, that the vessel became a constructive total loss as of February 24, 2023, given its prolonged detainment in Ukraine following the commencement of Russia’s military action against Ukraine on February 24, 2022. By May 4, 2023, we collected the total corresponding insurance value of this vessel.

The ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas and the recent Houthi attacks and seizures of vessels may lead to further regional and international conflicts or armed action. It is possible that such conflicts could disrupt supply chains and cause instability in the global economy, particularly as some companies have decided to reroute vessels to avoid the Suez Canal and Red Sea. As of February 13, 2024, we have been rerouting our vessels to avoid the Red Sea and the Gulf of Aden as a result of the recent Houthi attacks and seizures of vessels traveling through this area. Additionally, the ongoing conflict between Russia and Ukraine could result in the imposition of further economic sanctions by the United States and the European Union against Russia. While much uncertainty remains regarding the global impact of the aforementioned conflicts, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia, Ukraine, Israel and Palestine, which could adversely affect our operations.

The U.K.’s exit from the EU in 2020 (informally known as “Brexit”) has led to ongoing political and economic uncertainty and periods of increased volatility in both the U.K. and in wider European markets for some time. Brexit’s long-term effects are still yet to be determined at this time and will depend on the effects of the implementation and application of the trade and cooperation agreement signed by the U.K. and EU in 2020 and any other relevant agreements between the U.K. and EU. It remains possible that there will be increased regulatory and legal complexities, including those relating to tax, trade and employees. Brexit has also given rise to calls of other EU member states’ governments to consider withdrawal. These developments and uncertainties, or the perception that they may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets. The foregoing factors could depress economic activity and restrict our access to capital, causing a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay dividends.

The U.S.-China trade tension, including the introduction by the U.S. government of tariffs affecting certain goods imported by China, may provoke further retaliatory trade actions from the affected countries. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated, such changes could have an adverse effect on our business, financial condition, and results of operations.

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

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. As a result, economic slowdown in the Asia Pacific region, particularly in China, may have a material adverse effect on us. In addition, a number of our newbuilding vessels are being built at Chinese shipyards. We conduct a substantial portion of our business in China or with Chinese counter parties. A decrease in the level of imports to and exports from China could adversely affect our business, results of operations and financial condition. Changes in the economic conditions of China, and policies adopted by the government to regulate its economy, tax matters and environmental concerns (such as achieving carbon neutrality) and their implementation by local authorities could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports, our vessels that undergo dry docking at Chinese shipyards and the financial institutions with whom we have entered into financing agreements, and could have a material adverse effect on our business, results of operations and financial condition.

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

Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. See “Item 4. Information on the Company –– B. Business Overview –– Environmental and Other Regulations in the Shipping Industry” for further details. Compliance with such requirements may require vessels to be altered, costly equipment to be installed (such as ballast water treatment systems or “BWTS”) or operational changes to be implemented and may decrease the resale value or reduce the useful lives of our vessels or require us to obtain certain permits or authorizations prior to commencing operations. Such compliance costs could have a material adverse effect on our business, financial condition and results of operations. If any vessel does not comply (i.e. fails to maintain its class or fails any annual, intermediate or special survey) the vessel will be unable to trade between ports and will be unemployable and uninsurable until such failures are remedied, which could negatively impact our results of operations and financial condition. In addition, given frequent regulatory changes, we cannot predict their effect on our ability to do business, the cost of complying with them, or their impact on vessels’ useful lives or resale value. Our failure to comply with any such conventions, laws, or regulations could cause us to incur substantial liability.

Climate change and related legislation or regulations may adversely impact our business, including potential financial, operational and physical impacts.

Growing concern about the sources and impacts of global climate change has led to the proposal or enactment of a number of domestic and foreign legislative and administrative measures, as well as international agreements and frameworks, to monitor, regulate and limit carbon dioxide and other greenhouse gas (“GHG”) emissions. Although the Paris Agreement, which was adopted under the UN Framework Convention on Climate Change in 2015, does not specifically require controls on GHG emissions from ships, it is possible that countries seek to impose such controls as they implement the Paris Agreement or any new treaty that may be adopted in the future. In the European Union, emissions are regulated under the EU Emissions Trading System (the “EU ETS”), an EU-wide trading scheme for industrial GHG emissions. Effective January 1, 2024, the EU ETS was extended to cover CO2 emissions from all ships of 5,000 gross tonnage and above, entering EU ports, regardless of the flag they fly. The system covers: a) 50% of emissions from voyages starting or ending outside of the EU (allowing the third country to decide on appropriate action for the remaining share of emissions) and b) 100% of emissions that occur between two EU ports and when ships are within EU ports. The EU ETS covers CO2 (carbon dioxide) initially, and will be extended to CH4 (methane) and N2O (nitrous oxide) emissions in 2026. Shipping companies will need to surrender to the relevant EU authorities the allowances that correspond to the emissions covered by the system. These allowances are normally purchased by the entity responsible for the purchase of bunkers. For example, for time charter agreements, the responsible entity is the charterer. For voyage charter agreements, the cost of the allowances is normally included in the charter rate. In addition, in June 2021, the IMO adopted amendments to MARPOL Annex VI that entered into force on November 1, 2022 and require ships to reduce GHG emissions using technological and operational approaches to improve energy efficiency and that provide important building blocks for future GHG reduction measures.

These requirements and any passage of additional climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level, that restrict emissions of GHGs could require us to make significant financial expenditures, including the installation of pollution controls and the purchase of emissions credits, as well as have other impacts on our business or operations, that we cannot predict with certainty at this time. While we have installed scrubbers on 108 vessels out of the 112 vessels in our fleet, as of the date of this annual report, pursuant to IMO sulfur cap regulations, we may be required in the future to expend more capital to modify, upgrade or replace vessels as a result of new climate- or GHG- related rules and regulations. While IMO has set specific targets for 2030 and 2050 within the scope of its GHG emissions reduction strategy, currently only short-term measures have been adopted thus far, which we do not believe at this time will require material capital expenditures. Should additional medium-term measures be adopted and come into force, including market-based measures to put a price on carbon emissions, we may need to incur additional capital expenditures to comply with the relevant GHG emission regulations. Even in the absence of climate control legislation and regulations, our business and operations may be materially affected to the extent that climate change results in sea level changes or more intense weather events. For additional information see “Item 4. Information on the Company –– B. Business Overview –– Environmental and Other Regulations in the Shipping Industry”.

Increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our ESG practices may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies from investor advocacy groups, certain institutional investors, lenders, charterers and other market participants (collectively, the “Market Participants”), who, in recent years, have focused on the implications and social cost of their investments. Such increased attention and activism related to ESG and similar matters (such as climate change) may hinder access to capital, as Market Participants may decide to reallocate capital or to decline to commit capital as a result of their assessment of a company’s ESG practices, and may also affect the commercial tradability of our vessels should our vessels fail to comply with charterers’ ESG requirements. For example, due to such increasing pressures from Market Participants to prioritize sustainable energy practices, reduce our carbon footprint, and promote sustainability, we may be required to implement more stringent ESG procedures or standards so that our existing and future Market Participants remain invested in us, make further investments in us and continue chartering our vessels. However, if we do not adapt to or comply with such evolving expectations and standards, or are perceived to have failed to respond appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and our business, financial condition, and/or stock price could be materially and adversely affected. Furthermore, certain Market Participants in the equity and debt capital markets may exclude transportation companies, such as us, from their investing portfolios altogether due to ESG factors, which may affect our ability to grow, as our plans for growth may include accessing the foregoing markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Overall, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition. Please see “Item 4. Information on the Company –– B. Business Overview –– Our ESG Performance” for additional information with respect to our ongoing ESG efforts.

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

The United States, the European Union, the United Nations and other governments and their agencies impose sanctions and embargoes on certain countries and maintain lists of countries, individuals or entities they consider to be state sponsors of terrorism, involved in prohibited development of certain weapons or engaged in human rights violations. From time to time on charterers’ instructions, our vessels have called and may again call at ports located in countries subject to sanctions and embargoes imposed by the United States, the European Union, the United Nations and other governments and their agencies, including ports in Iran.

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

Fuel, or bunker, prices and marine fuel availability have adversely affected our profitability and may adversely affect our profitability in the future.

Since we expect to primarily employ our vessels in the spot market, we expect that vessel fuel, known as bunkers, will be one of the largest single expense items in our shipping operations for our vessels. Changes in fuel prices have adversely affected our profitability and may adversely affect our profitability in the future. The price and supply of fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments (such as the ongoing conflicts between Russia and Ukraine and between Israel and Hamas), supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce our profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. Lastly, if sulfur emissions regulations are relaxed in the future, or if the cost differential between low sulfur fuel and high sulfur fuel is lower than anticipated, we may not realize the economic benefits of the Scrubber Retrofitting Program, as further defined below under “Item 4. Information on the Company - B. Business Overview - Our Fleet.” As a result, we may experience a material, adverse effect on our financial condition and results of operations due to any of the foregoing changes.

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

Because we collect almost all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

We collect almost all of our revenues in U.S. dollars, and the majority of our expenses are denominated in U.S. dollars. However, a portion of our ship operating and administrative expenses are denominated in currencies other than U.S. dollars. If our expenditures on such costs and fees were significant, and the U.S. dollar were weak against such currencies, our business, results of operations, cash flows, financial condition and ability to pay dividends could be adversely affected.

Our operating results are subject to seasonal fluctuations.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. This seasonality may result in volatility in our operating results to the extent that we enter into new charter agreements or renew existing agreements during a time when charter rates are weaker or we operate our vessels on the spot market or index-based time charters, which may result in quarter-to-quarter volatility in our operating results. The dry bulk sector is typically stronger during the second half of the year in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. Since we charter our vessels principally in the spot market, our revenues from our dry bulk carriers are historically weaker during the fiscal quarters ended March 31 and June 30, and stronger during the fiscal quarters ended September 30 and December 31.

Acts of piracy and attacks on ocean-going vessels could adversely affect our business.

Acts of piracy and attacks have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea, the Gulf of Aden and the Red Sea. Piracy continues to occur in the Gulf of Aden, off the coast of Somalia, and increasingly in the Gulf of Guinea. We consider potential acts of piracy to be a material risk to the international shipping industry, and protection against this risk requires vigilance. Our vessels regularly travel through regions where pirates are active. Furthermore, the recent Houthi seizures and attacks on commercial vessels in the Red Sea and the Gulf of Aden have impacted the global economy as some companies have decided to reroute vessels to avoid the Suez Canal and Red Sea. As of February 13, 2024, we have been rerouting our vessels to avoid the Red Sea and the Gulf of Aden as a result of the recent Houthi attacks and seizures of vessels traveling through this area. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions, which could have a material adverse effect on our results of operations, financial condition and ability to pay dividends. Crew costs could also increase in such circumstances.

Our financial results and operations may be adversely affected by COVID-19 and related governmental responses thereto.

In 2020, the initial outbreak of COVID-19 resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread or any resurgence of the virus, including travel bans, quarantines, and other emergency public health measures such as lockdown measures. Initially, these measures resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. While many of these measures have since been relaxed, we cannot predict whether and to what degree such measures will be reinstituted in the event of any resurgence in COVID-19 or any new variants thereof, which may adversely affect global economic activity and could have a material adverse effect on the Company’s future business, results of operations, cash flows, financial condition, the carrying value of the Company’s assets, the fair values of the Company’s vessels, and the Company’s ability to pay dividends.

COVID-19 and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. For example, measures against COVID-19 in a number of countries had restricted crew rotations on our vessels, and those restrictions may recommence. In 2021 and 2022, we experienced disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. We have had increased expenses due to incremental fuel consumption and days in which our vessels were unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We have incurred additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. In 2021, 2022 and part of 2023, delays in crew rotations had also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so. We continue to focus on our employees’ well-being, whilst making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged, and in certain cases required, to operate remotely, this significantly increases the risk of cybersecurity attacks.

Risks Related to Our Company

We may face liquidity issues if conditions in the dry bulk market worsen for a prolonged period and cause us to fail to comply with the terms of our debt agreements which could adversely affect our business, including our ability to refinance our indebtedness and pay dividends.

If the dry bulk shipping market declines over a prolonged period of time, we may have insufficient liquidity to fund ongoing operations or satisfy our obligations under our credit facilities, which may lead to a default under one or more of our credit facilities. In addition, our outstanding debt agreements impose on us certain operating and financial restrictions and require us or our subsidiaries to maintain various financial ratios. See “Item 5. Operating and Financial Review and Prospects –– B. Liquidity and Capital Resources –– Senior Secured Credit Facilities –– Credit Facility Covenants” for further details. Therefore, we may need to seek permission from our lenders in order to engage in certain corporate actions, which permission we may be unable to obtain. This may prevent us from taking actions that are in our best interest and from executing our business strategy and may limit our ability to pay dividends and finance our future operations. Further, a breach of any of the covenants in, or our inability to maintain the required financial ratios under, our debt agreements could result in a default thereunder. If a default occurs under our credit facilities, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets (considering the cross default provisions included in our debt agreements), which would have a material adverse effect on our business, results of operations and financial condition.

An increase in the Secured Overnight Finance Rate could affect our earnings and cash flow.

We are exposed to market risk from changes in interest rates because obligations under our bank loans and lease financings bear interest at rates that fluctuate with the financial markets, and our interest expense is affected by changes in the general level of interest rates. As a result, a change in market interest rates could have an adverse effect on our earnings and cash flow. As of December 31, 2023, our obligations under our bank loans and lease financings bear interest at SOFR plus a margin. Between the start of 2022 and the end of 2023, SOFR increased from 0.05% to 5.38%. In order to manage our exposure to interest rate fluctuations under SOFR, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can, however, be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. For additional information, see “Item 5. Operating and Financial Review and Prospects –– B. Liquidity and Capital Resources –– Senior Secured Credit Facilities.”

We have considerable risks relating to the construction of our newbuilding vessels.

As of February 9, 2024, we had contracts for 5 newbuilding vessels. We expect to take delivery of two of these vessels in September 2025, another two in April 2026 and the last one in July 2026. Vessel construction projects are generally subject to risks of delay or cost overruns that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we will continue to incur costs and expenses related to delayed vessels, such as supervision expense and interest expense for the outstanding debt.

As of February 9, 2024, the total payments for our 5 vessels under construction were expected to be $177.5 million, of which we had already paid $7.1 million. We expect to fund our remaining newbuilding commitments through credit facilities, the proceeds of equity and existing cash but may not be able to do so. There can be no assurance that we will be able to obtain such financings on a timely basis or on terms we deem reasonable or acceptable. If we are not able to borrow additional funds, raise other capital or utilize available cash on hand, we may not be able to acquire our vessels under construction, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. To the degree we raise equity financing to fund our capital expenditures, such equity raises may dilute the ownership of our existing shareholders and may be dilutive to our earnings per share. If for any reason we fail to make a payment when due, which may result in a default under our newbuilding contracts, or otherwise fail to take delivery of our vessels under construction, we would be prevented from realizing potential revenues from these vessels, we could also lose all or a portion of our yard payments that were paid by us and we could be liable for penalties and damages under such contracts.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business.

The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, depends on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. We have in place safety and security measures on our vessels and onshore operations to secure our vessels against cybersecurity attacks and any disruption to their information systems. However, these measures and technology may not adequately prevent security breaches which are constantly evolving and have become increasingly sophisticated. If security threats are not recognized or detected until they have been launched, we may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience. A disruption to the information system of any of our vessels could lead to, among other things, incorrect routing, collision, grounding and propulsion failure. Beyond our vessels, we rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the foregoing events could result in violations of applicable privacy and other laws. If confidential information is inappropriately accessed and used by a third-party or an employee for illegal purposes, we may be responsible to the affected individuals for any losses they may have incurred as a result of misappropriation. In such an instance, we may also be subject to regulatory action, investigation or liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our information systems.

We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. A cyber-attack could also lead to litigation, fines, other remedial action, heightened regulatory scrutiny and diminished customer confidence. In addition, our remediation efforts may not be successful, and we may not have adequate insurance to cover these losses. The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could have a material adverse effect on our business, results of operations, cash flows and financial condition. Moreover, cyber-attacks against the Ukrainian government and other countries in the region have been reported in connection with the conflicts between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions or us, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact at this time.

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

We depend upon third-party and/or affiliated managers to provide the technical management of our fleet.

We have contracted the technical management of certain portion of our fleet, including crewing, maintenance, and repair services, to third-party and/or affiliated technical management companies. The failure of these technical managers to perform their obligations could materially and adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends. Although we may have rights against our third-party and/or affiliated managers if they default on their obligations to us, our shareholders will share that recourse only indirectly to the extent that we recover funds.

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

From time to time we are involved in various litigation matters. These matters may include, among other things, contract disputes, shareholder litigation, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, property casualty claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

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

Risks Related to the Eagle Merger

The completion of the Eagle Merger is subject to a number of conditions and the Eagle Merger Agreement may be terminated in accordance with its terms. As a result, there is no assurance when or if the Eagle Merger will be completed.

The completion of the Eagle Merger is subject to the satisfaction or waiver of a number of conditions as set forth in the Eagle Merger Agreement. These include, among others, at or prior to the effective time, (a) the approval and authorization of the Eagle Merger Agreement and the Eagle Merger at the Eagle shareholders special meeting scheduled for April 5, 2024 (the “Eagle special meeting”) by the affirmative vote of holders of a majority of the outstanding shares of common stock of Eagle, $0.01 par value per share (“Eagle common stock”) entitled to vote thereon; (b) the approval of the proposal that holders of Eagle common stock (the “Eagle shareholders”) authorize and approve the issuance of shares of Eagle common stock issuable upon the potential future conversion of Eagle’s 5.00% Convertible Senior Notes due 2024 (the “convertible notes”) in excess of the conversion share cap set forth in the Indenture, dated as of July 29, 2019, between Eagle and Deutsche Bank Trust Company Americas (such proposal, the “convertible note share issuance proposal”) at the Eagle special meeting by the affirmative vote of a majority of the votes cast by holders of shares of Eagle common stock entitled to vote thereon; (c) no governmental entity of competent jurisdiction having entered, enacted, promulgated, enforced or issued any restraints preventing, making illegal or prohibiting the consummation of the Eagle Merger; (d) the expiration or termination of all applicable waiting periods (and extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”) and the receipt of certain other approvals from applicable governmental entities; (e) the approval for listing of the common shares of Star Bulk, par value $0.01 per share (“Star Bulk common stock”) constituting the Eagle Merger consideration on Nasdaq, subject to official notice of issuance; (f) the accuracy of the representations and warranties contained in the Eagle Merger Agreement (subject to specified materiality qualifiers); (g) compliance with the pre-closing covenants and agreements in the Eagle Merger Agreement in all material respects; (h) the absence of a material adverse effect with respect to Eagle and Star Bulk; and (i) the delivery to Star Bulk or Eagle, as applicable, of a certificate signed on behalf of Eagle or Star Bulk, as applicable by a duly authorized executive officer of Eagle or Star Bulk, as applicable, certifying as to the satisfaction of the conditions described in (f) and (g) hereof. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to close the merger.

In addition, if the Eagle Merger is not completed on or before the end date of September 11, 2024, either Star Bulk or Eagle may choose to terminate the Eagle Merger Agreement; provided, however, that the end date of September 11, 2024 may be extended by either Star Bulk or Eagle to a date not beyond December 11, 2024 if the only remaining condition to closing to be satisfied is the expiration or termination of the waiting period under the HSR Act or the receipt of certain approvals from applicable governmental entities. However, this right to terminate the Eagle Merger Agreement will not be available to Star Bulk or Eagle if such party has materially breached the Eagle Merger Agreement and the breach is the cause of or resulted in the failure of the Eagle Merger to be completed prior to the end date. Star Bulk or Eagle may elect to terminate the Eagle Merger Agreement in certain other circumstances, and Star Bulk and Eagle can mutually decide to terminate the Eagle Merger Agreement at any time prior to the effective time, before or after the required approval by the Eagle shareholders. If the Eagle Merger Agreement is terminated, Star Bulk may incur substantial fees in connection with the termination of the Eagle Merger Agreement and Star Bulk will not recognize the anticipated benefits of the Eagle Merger.

The pendency of the Eagle Merger could adversely affect our business, results of operations and financial condition.

Beginning at the time of the execution of the Eagle Merger Agreement and continuing until the Eagle Merger closes or the Eagle Merger Agreement is terminated in accordance with its terms, the pendency of the Eagle Merger could cause disruptions in and create uncertainty surrounding Star Bulk’s business, including affecting Star Bulk’s relationships with our existing and future customers, suppliers, partners in the business community and employees. This could have an adverse effect on Star Bulk’s business, results of operations and financial condition, as well as the market prices of our shares, regardless of whether the Eagle Merger is completed. Any adverse effect could be exacerbated by a prolonged delay in closing the Eagle Merger. Star Bulk could also potentially lose customers or suppliers, existing customers or suppliers may seek to change their existing business relationships or renegotiate their contracts with Star Bulk or defer decisions concerning Star Bulk, and potential customers or suppliers could defer entering into contracts with Star Bulk, each as a result of uncertainty relating to the Eagle Merger. In addition, in an effort to complete the Eagle Merger, Star Bulk has expended, and will continue to expend, significant management resources, which are being diverted from Star Bulk’s day-to-day operations, and significant demands are being, and will continue to be, placed on the managerial, operational and financial personnel and systems of Star Bulk in connection with efforts to complete the Eagle Merger. These foregoing risks related to the pendency of the Eagle Merger described above could also have an adverse effect on Eagle’s business, results of operations and financial condition. To the extent Eagle is adversely affected by such factors, Star Bulk may not realize all of the expected benefits of acquiring Eagle if and when the Eagle Merger closes.

We have incurred and expect to incur expenses, transaction fees and costs in connection with the Eagle Merger and the integration of Eagle's and Star Bulk's respective businesses.

Star Bulk has incurred and expects to continue to incur additional expenses in connection with the Eagle Merger and the completion of the transactions contemplated by the Eagle Merger Agreement. Star Bulk has incurred significant legal, financial and other advisory services fees in connection with the process of negotiating and evaluating the terms of the Eagle Merger and will continue to incur significant costs, such as legal, accounting, financial advisory, filing and printing fees, prior to and in connection with the completion of the Eagle Merger.

We also expect to incur expenses to integrate a large number of processes, policies, procedures, operations, technologies and systems of Eagle and Star Bulk. The majority of these costs will be non-recurring expenses related to the transactions and facilities and systems consolidation costs. These incremental transaction-related costs may exceed the savings Star Bulk expects to achieve from the elimination of duplicative costs and the realization of other efficiencies related to the integration of the businesses, particularly in the near term and in the event, there are material unanticipated costs.

Irrespective of whether the Eagle Merger is completed, Star Bulk will need to pay certain costs relating to the Eagle Merger incurred prior to the date the Eagle Merger was abandoned, including legal, accounting, financial advisory, filing and printing fees. These costs could have an adverse effect on our future results of operations, cash flows and financial condition.

Uncertainties associated with the Eagle Merger may cause a loss of management personnel and other key employees, which could adversely affect our future business and operations following completion of the Eagle Merger.

Star Bulk is dependent on the experience and industry knowledge of our officers and other key employees to execute our business plans. Star Bulk’s success after the completion of the Eagle Merger will depend in part upon our ability to retain certain key management personnel and employees of Star Bulk and Eagle. Prior to the completion of the Eagle Merger, current and prospective employees of Eagle and Star Bulk may experience uncertainty about their roles following the completion of the transactions, which may have an adverse effect on our ability to attract or retain key management and other key personnel. In addition, no assurance can be given that Star Bulk, after the completion of the merger, will be able to attract or retain key management personnel and other key employees to the same extent that Star Bulk and Eagle have previously been able to attract or retain their own employees.

We and Eagle may be targets of shareholder class actions or derivative actions, which could result in substantial costs and may delay or prevent the Eagle Merger from being completed.

Shareholder class action lawsuits or derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Eagle Merger, then that injunction may delay or prevent the Eagle Merger from being completed. One of the conditions to consummating the Eagle Merger is that no governmental entity has enacted or promulgated any statute, rule, regulation or law that prohibits or makes illegal the consummation of the Eagle Merger and that there is no order or injunction issued by any governmental entity in effect preventing the consummation of the Eagle Merger. Consequently, if a claimant secures injunctive or other relief prohibiting, delaying or otherwise adversely affecting Star Bulk’s or Eagle’s ability to complete the Eagle Merger on the terms contemplated by the Eagle Merger Agreement, then such law or injunctive or other relief may prevent consummation of the Eagle Merger in a timely manner or at all.

If the completion of the Eagle Merger occurs, we may not realize all of the anticipated benefits of the Eagle Merger or those benefits may take longer to realize than expected. We may also encounter significant difficulties in integrating the two businesses.

Star Bulk anticipates that the Eagle Merger will generate significant annual cost and revenue synergies within 12-18 months after closing. However, there is a risk that some or all of the expected benefits of the Eagle Merger may fail to materialize, or may not occur within the anticipated time periods. The realization of the anticipated benefits may be affected by a number of factors, many of which will be beyond the control of Star Bulk. The challenge of combining previously independent businesses makes evaluating the business and future financial prospects of Star Bulk following the Eagle Merger difficult. Star Bulk and Eagle have operated and, until the completion of the Eagle Merger, will continue to operate, independently. The past financial performance of each of Star Bulk and Eagle may not be indicative of the future financial performance of Star Bulk following completion of the Eagle Merger. Realization of the anticipated benefits in the Eagle Merger will depend, in part, on the ability of Star Bulk and Eagle to successfully integrate their operations in an efficient and timely manner and without adversely affecting current revenues and investments in future growth.

Star Bulk will be required to devote significant management attention and resources to integrating its business practices and support functions, including aligning policies and internal controls of the two companies. The diversion of management’s attention and any delays or difficulties encountered in connection with the Eagle Merger and the subsequent coordination of the two companies’ operations could have an adverse effect on the business, financial results, financial condition or the share price of Star Bulk following the Eagle Merger. The coordination process may also result in additional and unforeseen expenses.

Our future results will suffer if we do not effectively manage our expanded operations following the Eagle Merger.

Our future success depends, in part, upon our ability to realize the anticipated benefits and cost savings from combining our and Eagle’s businesses, including the need to integrate the operations and business of Eagle into our existing business in an efficient and timely manner, to combine systems and management controls and to integrate relationships with customers, vendors, industry contacts and business partners.

The anticipated benefits and cost savings of the Eagle Merger may not be realized fully or at all, may take longer to realize than expected or could have other adverse effects that Star Bulk does not currently foresee. Some of the assumptions that Star Bulk has made, such as the achievement of operating synergies, may not be realized.

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

Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.

We are subject to income and other taxes in the United States and foreign jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today’s tax environment stemming from global initiatives put forth by the Organisation for Economic Co-operation and Development’s (“OECD”) two-pillar base erosion and profit shifting project. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. It is possible that these guidelines, including the global minimum corporate tax rate measure of 15%, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have a material adverse impact on our results of operations and financial results.

Risks Related to Our Relationships with Mr. Pappas, Oaktree and Other Parties

Affiliates of Oaktree are the largest shareholder of our common shares, subject to certain restrictions on voting, acquisitions and dispositions thereof.

As of February 9, 2024, Oaktree and its affiliates beneficially own 6,107,983 common shares, representing approximately 7.3% of our outstanding common shares. However, pursuant to the Oaktree Shareholders Agreement, Oaktree and certain affiliates thereof have agreed to certain voting restrictions. See “Item 7. Major Shareholders and Related Party Transactions –– B. Related Party Transactions –– Oaktree Shareholders Agreement” for further details. Additionally, Oaktree is in the business of making investments in companies. If Oaktree pursues acquisitions or makes further investments in the shipping industry, those acquisitions and investment opportunities may not be available to us, and we have agreed to renounce any interest or expectancy in, or in being offered an opportunity to participate in, any corporate opportunities that may be presented to or become known to Oaktree or any of its affiliates. In addition, the member of the Board of Directors (“Board of Directors”) nominated by Oaktree will have fiduciary duties to us and in addition may have duties to Oaktree. As a result, such circumstances may entail real or apparent conflicts of interest with respect to matters affecting both us and Oaktree, whose interests, in some circumstances, may be adverse to ours.

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

Our executive officers may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of other companies with which they may be affiliated, including those companies listed above. One of our directors is affiliated with Oaktree. Our Oaktree-affiliated director has fiduciary duties to us and to Oaktree. In addition, under the Oaktree Shareholders Agreements, none of our officers or directors who is also an officer, director, employee or other affiliate of Oaktree or an officer, director or employee of an affiliate of Oaktree will be liable to us or our shareholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Oaktree or its affiliates instead of us, or does not communicate information regarding a corporate opportunity to us that such person or affiliate has directed to Oaktree or its affiliates. As a result, such circumstances may entail real or apparent conflicts of interest with respect to matters affecting both us and Oaktree, whose interests, in some circumstances, may be adverse to ours. In addition, as a result of Oaktree’s ownership interest, conflicts of interest could arise with respect to transactions involving business dealings between us and Oaktree or their affiliates, including potential business transactions, potential acquisitions of businesses or properties, the issuance of additional securities, the payment of dividends by us and other matters. This structure may create conflicts of interest in matters involving or affecting us and our customers and it is not certain that any of these conflicts of interest will be resolved in our favor. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Under the terms of a number of our outstanding financing arrangements, we are subject to various restrictions on our ability to pay dividends. Our financing arrangements prevent us from paying dividends if an event of default exists under our credit facilities or if certain financial ratios are not met. See “Item 5. Operating and Financial Review and Prospects –– B. Liquidity and Capital Resources –– Senior Secured Credit Facilities –– Credit Facility Covenants” for further details. In general, when dividends are paid, they are distributed from our operating surplus, in amounts that allow us to retain a portion of our cash flows to fund vessel or fleet acquisitions and for debt repayment and other corporate purposes, as determined by our management and Board of Directors. See “Item 8. Financial Information –– A. Consolidated statements and other financial information — Dividend Policy” for further details. In addition, the declaration and payment of dividends, if any, will be subject at all times to the discretion of our Board of Directors. The timing and amount of dividends, if any, will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, if any, the provisions of Marshall Islands law affecting the payment of dividends, future changes in our dividend policy, and other factors, many of which may be beyond our control. Furthermore, the dry bulk shipping industry is volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period. In addition, any new shares of common stock issued will increase the cash required to pay future dividends.

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

Nasdaq Global Select Market’s (“Nasdaq”) corporate governance rules require, subject to exceptions, listed companies to have, among other things, a majority of their board members be independent and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a “foreign private issuer” as defined in Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or FPI, we may follow the laws of the Republic of the Marshall Islands, our home country, with respect to the foregoing requirements. For example, although our Board of Directors currently includes nine members who would likely be deemed independent under the Nasdaq rules, we may in the future have less than a majority of directors who would be deemed independent, as permitted under Marshall Islands law. In addition, as a FPI we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic companies whose securities are registered under the Exchange Act.

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

We are incorporated under the laws of the Republic of the Marshall Islands and certain of our subsidiaries are also incorporated under the laws of the Republic of the Marshall Islands, Liberia, British Virgin Islands, Cyprus, Singapore and Germany, and we conduct operations in countries around the world.

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

As a Marshall Islands corporation and with some of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements, which could impact our business.

We are a Marshall Islands corporation and some of our subsidiaries are Marshall Islands entities. The Marshall Islands has enacted economic substance laws and regulations with which we may be obligated to comply. We believe that we and our subsidiaries are compliant with the Marshall Islands economic substance requirements. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the non-compliant entity, which could have an adverse effect on our business, financial condition or operating results.

EU Finance ministers rate jurisdictions for tax rates and tax transparency, governance and real economic activity. Countries that are viewed by such finance ministers as not adequately cooperating, including by not implementing sufficient standards in respect of the foregoing, may be put on a “grey list” or a “blacklist”. Effective as of October 17, 2023 the Marshall Islands has been designated as a cooperating jurisdiction for tax purposes.  If the Marshall Islands is added to the list of non-cooperative jurisdictions in the future and sanctions or other financial, tax or regulatory measures were applied by European Member States to countries on the list or further economic substance requirements were imposed by the Marshall Islands, our business could be harmed.

Future sales of our common shares could cause the market price of our common shares to decline.

Our Articles of Incorporation authorize us to issue 300,000,000 common shares, of which 84,016,892 shares were issued and outstanding as of December 31, 2023. In addition, certain shareholders hold registration rights, see “Item 7. Major Shareholders and Related Party Transactions –– A. Major Shareholders.” Furthermore, pursuant to our two currently effective, At-the-Market offering programs, we may offer and sell a number of our common shares, having an aggregate offering price of up to $150.0 million at any time and from time to time. As of December 31, 2023, cumulative gross proceeds under our At-the-Market offering programs were $33.6 million. Sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional common shares in the future. Our shareholders may incur dilution from any future equity offering and upon the issuance of additional common shares pursuant to our equity incentive plans.

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

Eagle Merger Agreement

On December 11, 2023, we entered into the Eagle Merger Agreement with Eagle, pursuant to which the Company and Eagle have agreed, subject to the terms and conditions of the Eagle Merger Agreement, to effect a stock-for-stock merger whereby Merger Sub will merge with and into Eagle, resulting in Eagle surviving the merger as a wholly owned subsidiary of the Company. Subject to the terms and conditions set forth in the Eagle Merger Agreement, at the effective time of the Eagle Merger (the “Effective Time”), each share of Eagle common stock issued and outstanding immediately prior to the Effective Time (excluding Eagle common stock owned by Eagle, the Company, Merger Sub or any of their respective direct or indirect wholly owned subsidiaries) will be converted into the right to receive 2.6211 common shares, par value $0.01 per share, of Star Bulk common stock. Upon the consummation of the Eagle Merger, and after taking into account the shares underlying existing Eagle equity awards and the shares expected to be issued upon the conversion of the convertible notes, Star Bulk shareholders will own approximately 71% of the outstanding shares of Star Bulk common stock and Eagle Bulk shareholders will own approximately 29% of the outstanding shares of Star Bulk common stock on a fully diluted basis.

The completion of the Eagle Merger is subject to, among other closing conditions, the satisfaction or waiver of certain conditions, including (i) the approval and authorization of the Eagle Merger Agreement and the Eagle Merger by the affirmative vote of the holders of a majority of all outstanding shares of Eagle common stock entitled to vote thereon; (ii) the approval of the convertible note share issuance proposal at the Eagle special meeting by the affirmative vote of a majority of the votes cast by the holders of shares of Eagle common stock entitled to vote thereon and (iii) the expiration or termination of the waiting period under the HSR Act, as amended, and the receipt of certain other governmental approvals. The obligation of each of Eagle and Star Bulk to consummate the Eagle Merger is also conditioned on, among other things, the truth and correctness of the representations and warranties made by the other party as of the closing date (subject to certain “materiality” and “material adverse effect” qualifiers), material compliance by the other party with pre-closing covenants, and the absence of a material adverse effect with respect to each party.

On January 19, 2024, we filed with the United States Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “F-4”), which was amended on February 8, 2024 and declared effective on February 12, 2024, with respect to the shares of Star Bulk Common Stock to be issued to Eagle shareholders pursuant to the Eagle Merger Agreement. The F-4 included a proxy statement of Eagle under Section 14(a) of the Securities Exchange Act of 1934, as amended, and a notice of meeting with respect to the Eagle special meeting, at which Eagle shareholders will be asked to consider and vote upon the Eagle Merger proposal and certain other proposals. The board of directors of Eagle fixed the close of business on February 12, 2024 as the record date for the determination of Eagle shareholders entitled to notice of, and to vote at, the Eagle special meeting. The Eagle special meeting will be held on April 5, 2024.

The Eagle Merger is expected to close in the first half of 2024, subject to the satisfaction or waiver of the closing conditions. For additional information, see “Item 10. Additional Information –– C. Material Contracts –– Eagle Merger Agreement”.

Significant Changes to Our Fleet During the Years 2023-2024

In October 2023 we entered into four shipbuilding contracts with Qingdao Shipyard Co., Ltd. for the construction of four 82,000 dwt Kamsarmax newbuilding vessels. In addition, in November 2023 we entered into an additional firm shipbuilding contract with Qingdao Shipyard Co., Ltd. for the construction of another 82,000 dwt Kamsarmax newbuilding vessel. We expect to take delivery of two of these vessels in September 2025, another two in April 2026 and the last one in July 2026.

From time to time, in response to changing market conditions, we have disposed certain of our vessels (the majority of which were older vessels). As a result, we currently have a fleet of 112 vessels, with an aggregate capacity of 12.5 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with carrying capacities between 53,489 dwt and 209,537 dwt.

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov. These documents and other important information on our governance are posted on our website and may be viewed at https://www.starbulk.com. The information contained on or connected to our website is not part of this annual report.

B.       Business Overview

We are a leading global shipping company that owns and operates a modern and diverse fleet of dry bulk vessels. Our vessels transport a broad range of major and minor bulk commodities, including iron ore, minerals and grain, bauxite, fertilizers and steel products, along worldwide shipping routes. Our executive management team, which has extensive shipping industry expertise, is led by Mr. Petros Pappas, who has long-standing shipping experience and has managed hundreds of vessel acquisitions and dispositions.

We are committed to integrating Environmental, Social and Governance (“ESG”) practices into our operational and strategic decision making within the scope of our vision to be a leader in sustainable dry bulk shipping. In this respect we are a signatory to the United Nations (UN) Global Compact supporting its Ten Principles on areas of human rights, labor, environment and anticorruption and committing to the broader Sustainable Development Goals of the United Nations. In addition, we publish an annual ESG Report, which presents our ESG strategy and goals, identifies ESG related risks, and reports on our ESG performance across all our business operations. In October 2023, we released our fifth annual ESG Report. All of our ESG Reports may be found on our website at www.starbulk.com. The information contained on or connected to our website is not part of this annual report.

Our ESG Performance:

Environment

We endeavor to comply with all applicable environmental regulations timely and efficiently and implement measures to improve our environmental performance, protect the marine environment and reduce our carbon footprint.

•	We have retrofitted our fleet with Exhaust Gas Cleaning Systems (“EGCS”), in order to comply with the sulfur emissions standards, titled IMO- 2020, set by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”).

•	We have implemented a retrofit program across our entire fleet to comply with the IMO’s Ballast Water Management Convention.
•	In accordance with the scope of the GHG strategy set for 2030 and 2050 by the IMO, we monitor the performance of our vessels through telemetry and advanced data management systems and take action to improve the energy efficiency of our fleet both operationally and technically.
•	We participate in the Poseidon Principles, which establish a framework for assessing and disclosing the climate alignment of ship finance portfolios and are consistent with the policies and ambitions of the IMO to achieve net zero GHG emissions by or around 2050.
•	We collaborate with our charterers within the scope of the Sea Cargo Charter, providing them with our vessel data to enable them to assess and report on the carbon intensity of the chartering activities of these vessels.
•	We have engaged and actively participate in partnerships and alliances that promote sustainability in the maritime sector, including emission control and other environmental initiatives, such as the Global Maritime Forum, the Getting to Zero Coalition, the Clean Shipping Alliance, and the Hellenic Marine Environment Protection Association.
•	In collaboration with our major charterers, we participate in the development of an iron ore Green Corridor between West Australia and East Asia, which aims to decarbonize this trade route through the deployment of clean ammonia-fueled vessels.
•	We are active participants in several projects for the development and/or deployment of new green technologies and alternative fuels, including with respect to:

▪	the adoption of various latest technology voyage optimization platforms which aim to reduce fuel consumption and therefore our fleet’s CO2 footprint;
▪	the installation of energy-saving devices, such as propeller ducts, which aim to reduce the required propulsion power and CO2 emissions of our vessels;
▪	piloting and evaluating latest technology anti-fouling paints and hull cleaning technologies to reduce hull resistance and improve vessel’s energy efficiency;
▪	the techno-economic feasibility assessment of several zero-emission fuels, including biofuels and green-hydrogen derived fuels such as methanol and ammonia;
▪	onboard carbon capture technologies, leveraging also our existing exhaust gas cleaning systems; and
▪	the testing of advanced wash-water filtration system onboard our vessels to enable the removal of micro-plastics from port waters.

Social

We are focused on continuously improving our social impact, including with respect to the health, safety and wellbeing of employees, both on board and ashore, to operational excellence, and to community support.

•	The health, safety, security and well-being of our people at sea and on shore is our top priority, especially with respect to COVID-19, the conflict between Russia and Ukraine, the conflict between Israel and Hamas and the Houthi seizures and attacks in the Red Sea and the Gulf of Aden. For more information, please visit our ESG Report, which may be found on our website at www.starbulk.com. The information contained on or connected to our website is not part of this annual report. We are a signatory to the Neptune Declaration on Seafarer Wellbeing, which promotes the health and safety of seafarers. We are also signatories of the Gulf of Guinea Declaration on Suppression of Piracy.
•	We are dedicated to providing equal employment opportunities and treating our people fairly without regard to race, color, religious beliefs, age, sex, or any other classification.
•	We maintain high retention rates both on board and ashore and work to facilitate the professional development, continuous training and career advancement of our people.
•	We are implementing employee well-being programs, which include but are not limited to flexible working schemes, psychological support services, professional coaching and employee engagement activities.

•	We are consistently among the top ranked dry bulk operators globally in the RightShip Safety Score.

•	Our community investment activities focus on, but are not limited to, supporting vulnerable groups, sports and youth education in Greece. In 2023, we contributed to the Union of Greek Shipowners’ efforts to support the Thessaly community which suffered severe damages from floods in the region.

Governance

We endeavor to apply corporate governance best practices, adhere to strong ethical principles and ensure the high commercial performance of our fleet.

•	The Company is governed by a diverse and experienced, majority independent Board of Directors.
•	In 2023, we enhanced our Code of Business Ethics and Anti-Corruption Policy to address the new Global Standard Reporting Standards, the company’s ESG Commitments and the UN Global Compact Principles.
•	We implement rigorous internal controls structured to ensure robust risk management practices.
•	We continuously cultivate an open reporting culture both in our offices and on board our vessels.
•	The Company’s ESG Committee at the Board level provides guidance and oversight with regards to the company’s ESG strategy.
•	We deploy advanced Enterprise Resource Planning and Business Intelligence systems to enable lean operations and efficient decision making, and are continuously upgrading and enhancing our cybersecurity systems, processes and policies, both in the office and on our vessels, to safeguard the Company from cyber risks.

Our Fleet

We have built a fleet through timely and selective acquisitions of secondhand vessels and vessels under construction. We believe our fleet is well-positioned to take advantage of economies of scale in commercial, technical and procurement management. We have a large, modern, fuel-efficient and high-quality fleet, which emphasizes the largest Eco-type Capesize and Newcastlemax vessels, built at leading shipyards and featuring the latest technology. As a result, we believe we will have an opportunity to capitalize on rising market demand during a period of reduced fleet growth, customer preferences for our ships and economies of scale, while enabling us to capture the benefits of fuel cost savings through spot time charters or voyage charters.

The majority of our operating fleet is equipped with a vessel remote monitoring system that provides data to monitor fuel and lubricant consumption and efficiency on a real-time basis. While these monitoring systems are generally available in the shipping industry, we believe that they can be cost-effectively employed only by large-scale shipping operators, such as us.

In addition, pursuant to the IMO sulfur cap regulations, which limited emission to 0.5% m/m sulfur content and came into force in January 2020, we decided to install scrubbers on the vast majority of our vessels (“Scrubber Retrofitting Program”). As of the date of this annual report, we have successfully completed the installation of scrubbers on 108 vessels out of the 112 vessels in our fleet. We believe that the new maritime regulations will have a strong impact on the maritime industry and will distinguish us from other dry bulk owners that will have conventional dry bulk vessels that will not be able to consume less expensive bunker fuel with higher sulfur content. We believe installation of scrubbers has increased and will continue to increase our competitive advantage commercially making our fleet more attractive to charterers and cargo owners.

Furthermore, we are actively investing in reducing the carbon emissions of our vessels using a variety of technologies such as hull cleaning robots, voyage optimization software, low friction paints, variable frequency drivers for engine room fans and sea water cooling pumps and installation of Energy Saving Devices (“ESD”) (mainly Mewis ducts and Propeller boss cap fins) on our vessels. As of the date of this report, we have completed the installation of 31 ESD on our vessels and we have planned for another 16 vessels to be equipped with such devices in 2024. We also actively research the retrofitting of shaft generators and exhaust gas economizers for the vessels’ diesel generators and expect to complete the first applications of such technology in 2024.

Our vessels under construction meet the latest requirements of Energy Efficiency Design Index (EEDI Phase 3) in relation to carbon dioxide (CO2) intensity and comply with the latest NOX regulations, NOX TIER III. In addition, these vessels are fitted with the latest available and most fuel-efficient main engine produced by MAN B&W, a shaft generator and Alternate Marine Power optionality, all of which help to ensure best-in-class daily fuel consumption and emissions reductions.

The following tables summarize key information about our operating fleet, as of the date of this annual report:

Operating Fleet

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
1	Sea Diamond Shipping LLC	Goliath	209,537	July 15, 2015	2015
2	Star Ennea LLC	Star Gina 2GR	209,475	February 26, 2016	2016
3	Coral Cape Shipping LLC	Maharaj	209,472	July 15, 2015	2015
4	Pearl Shiptrade LLC	Gargantua	209,529	April 2, 2015	2015
5	Star Castle II LLC	Star Leo	207,939	May 14, 2018	2018
6	ABY Eleven LLC	Star Laetitia	207,896	August 3, 2018	2017
7	Domus Shipping LLC	Star Ariadne	207,812	March 28, 2017	2017
8	Star Breezer LLC	Star Virgo	207,810	March 1, 2017	2017
9	Star Seeker LLC	Star Libra	207,765	June 6, 2016	2016
10	ABY Nine LLC	Star Sienna	207,721	August 3, 2018	2017
11	Clearwater Shipping LLC	Star Marisa	207,709	March 11 2016	2016
12	ABY Ten LLC	Star Karlie	207,566	August 3, 2018	2016
13	Star Castle I LLC	Star Eleni	207,555	January 3, 2018	2018
14	Festive Shipping LLC	Star Magnanimus	207,526	March 26, 2018	2018
15	New Era II Shipping LLC	Debbie H	206,861	May 28, 2019	2019
16	New Era III Shipping LLC	Star Ayesha	206,852	July 15, 2019	2019
17	New Era I Shipping LLC	Katie K	206,839	April 16, 2019	2019
18	Cape Ocean Maritime LLC	Leviathan	182,511	September 19, 2014	2014
19	Cape Horizon Shipping LLC	Peloreus	182,496	July 22, 2014	2014
20	Star Nor I LLC	Star Claudine	181,258	July 6, 2018	2011
21	Star Nor II LLC	Star Ophelia	180,716	July 6, 2018	2010
22	Sandra Shipco LLC	Star Pauline	180,274	December 29, 2014	2008
23	Christine Shipco LLC	Star Martha	180,274	October 31, 2014	2010
24	Star Nor III LLC	Star Lyra	179,147	July 6, 2018	2009
25	Star Regg V LLC	Star Borneo	178,978	January 26, 2021	2010
26	Star Regg VI LLC	Star Bueno	178,978	January 26, 2021	2010
27	Star Regg IV LLC	Star Marilena	178,978	January 26, 2021	2010
28	Star Regg I LLC	Star Marianne	178,906	January 14, 2019	2010
29	Star Regg II LLC	Star Janni	178,978	January 7, 2019	2010
30	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
31	Global Cape Shipping LLC	Kymopolia	176,990	July 11, 2014	2006
32	Star Trident XXV LLC	Star Triumph	176,343	December 8, 2017	2004
33	ABY Fourteen LLC	Star Scarlett	175,649	August 3, 2018	2014
34	ABY Fifteen LLC	Star Audrey	175,125	August 3, 2018	2011
35	ABY I LLC	Star Paola	115,259	August 3, 2018	2011
36	ABM One LLC	Star Eva	106,659	August 3, 2018	2012
37	Nautical Shipping LLC	Amami	98,681	July 11, 2014	2011
38	Majestic Shipping LLC	Madredeus	98,681	July 11, 2014	2011
39	Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011
40	Star Vega LLC	Star Vega	98,681	February 13, 2014	2011
41	ABY II LLC	Star Aphrodite	92,006	August 3, 2018	2011
42	Augustea Bulk Carrier LLC	Star Piera	91,951	August 3, 2018	2010

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
43	Augustea Bulk Carrier LLC	Star Despoina	91,951	August 3, 2018	2010
44	Star Trident I LLC	Star Kamila	82,769	September 3, 2014	2005
45	Star Nor IV LLC	Star Electra	83,494	July 6, 2018	2011
46	Star Alta I LLC	Star Angelina	82,981	December 5, 2014	2006
47	Star Alta II LLC	Star Gwyneth	82,790	December 5, 2014	2006
48	Star Nor VI LLC	Star Luna	82,687	July 6, 2018	2008
49	Star Nor V LLC	Star Bianca	82,672	July 6, 2018	2008
50	Grain Shipping LLC	Pendulum	82,619	July 11, 2014	2006
51	Star Trident XIX LLC	Star Maria	82,598	November 5, 2014	2007
52	Star Trident XII LLC	Star Markella	82,594	September 29, 2014	2007
53	ABY Seven LLC	Star Jeanette	82,566	August 3, 2018	2014
54	Star Trident IX LLC	Star Danai	82,574	October 21, 2014	2006
55	Star Sun I LLC	Star Elizabeth	82,403	May 25, 2021	2021
56	Star Trident XI LLC	Star Georgia	82,298	October 14, 2014	2006
57	Star Trident VIII LLC	Star Sophia	82,269	October 31, 2014	2007
58	Star Trident XVI LLC	Star Mariella	82,266	September 19, 2014	2006
59	Star Trident XIV LLC	Star Moira	82,257	November 19, 2014	2006
60	Star Trident X LLC	Star Renee	82,221	December 18, 2014	2006
61	Star Trident XIII LLC	Star Laura	82,209	December 8, 2014	2006
62	Star Nor VIII LLC	Star Mona	82,188	July 6, 2018	2012
63	Star Trident II LLC	Star Nasia	82,220	August 29, 2014	2006
64	Star Nor VII LLC	Star Astrid	82,158	July 6, 2018	2012
65	Star Trident XVII LLC	Star Helena	82,187	December 29, 2014	2006
66	Star Trident XVIII LLC	Star Nina	82,224	January 5, 2015	2006
67	Waterfront Two LLC	Star Alessia	81,944	August 3, 2018	2017
68	Star Nor IX LLC	Star Calypso	81,918	July 6, 2018	2014
69	Star Elpis LLC	Star Suzanna	81,711	May 15, 2017	2013
70	Star Gaia LLC	Star Charis	81,711	March 22, 2017	2013
71	Mineral Shipping LLC	Mercurial Virgo	81,545	July 11, 2014	2013
72	Star Nor X LLC	Stardust	81,502	July 6, 2018	2011
73	Star Nor XI LLC	Star Sky	81,466	July 6, 2018	2010
74	Star Zeus VI LLC	Star Lambada	81,272	March 16, 2021	2016
75	Star Zeus I LLC	Star Capoeira	81,253	March 16, 2021	2015
76	Star Zeus II LLC	Star Carioca	81,262	March 16, 2021	2015
77	Star Zeus VII LLC	Star Macarena	81,198	March 6, 2021	2016
78	ABY III LLC	Star Lydia	81,187	August 3, 2018	2013
79	ABY IV LLC	Star Nicole	81,120	August 3, 2018	2013
80	ABY Three LLC	Star Virginia	81,061	August 3, 2018	2015
81	Star Nor XII LLC	Star Genesis	80,705	July 6, 2018	2010
82	Star Nor XIII LLC	Star Flame	80,448	July 6, 2018	2011
83	Star Trident III LLC	Star Iris	76,466	September 8, 2014	2004
84	Star Trident XX LLC	Star Emily	76,417	September 16, 2014	2004

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
85	Orion Maritime LLC	Idee Fixe	63,458	March 25, 2015	2015
86	Primavera Shipping LLC	Roberta	63,426	March 31, 2015	2015
87	Success Maritime LLC	Laura	63,399	April 7, 2015	2015
88	Ultra Shipping LLC	Kaley	63,283	June 26, 2015	2015
89	Blooming Navigation LLC	Kennadi	63,262	January 8, 2016	2016
90	Jasmine Shipping LLC	Mackenzie	63,226	March 2, 2016	2016
91	Star Lida I Shipping LLC	Star Apus	63,123	July 16, 2019	2014
92	Star Zeus V LLC	Star Bovarius	61,602	March 16, 2021	2015
93	Star Zeus IV LLC	Star Subaru	61,571	March 16, 2021	2015
94	Star Nor XV LLC	Star Wave	61,491	July 6, 2018	2017
95	Star Challenger I LLC	Star Challenger (1)	61,462	December 12, 2013	2012
96	Star Challenger II LLC	Star Fighter (1)	61,455	December 30, 2013	2013
97	Aurelia Shipping LLC	Honey Badger	61,320	February 27, 2015	2015
98	Star Axe II LLC	Star Lutas	61,347	January 6, 2016	2016
99	Rainbow Maritime LLC	Wolverine	61,292	February 27, 2015	2015
100	Star Axe I LLC	Star Antares	61,258	October 9, 2015	2015
101	ABY Five LLC	Star Monica	60,935	August 3, 2018	2015
102	Star Asia I LLC	Star Aquarius	60,916	July 22, 2015	2015
103	Star Asia II LLC	Star Pisces	60,916	August 7, 2015	2015
104	Star Lida XI Shipping LLC	Star Pyxis	56,615	August 19, 2019	2013
105	Star Lida VIII Shipping LLC	Star Hydrus	56,604	August 8, 2019	2013
106	Star Lida IX Shipping LLC	Star Cleo	56,582	July 15, 2019	2013
107	Star Trident VII LLC	Diva	56,582	July 24, 2017	2011
108	Star Lida X Shipping LLC	Star Pegasus	56,540	July 15, 2019	2013
109	Star Lida V Shipping LLC	Star Dorado	56,507	July 16, 2019	2013
110	Star Regg III LLC	Star Bright	55,569	October 10, 2018	2010
111	Glory Supra Shipping LLC	Strange Attractor	55,742	July 11, 2014	2006
112	Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
		Total dwt	12,506,342

(1)	Subject to a sale and leaseback financing transaction, as further described in Note 7 to our audited consolidated financial statements included in this annual report.

Vessels Under Construction:

	Vessel Name	Drybulk Vessel Type	DWT	Shipyard	Expected Delivery Date
1	Hull No 15	Kamsarmax	82,000	Qingdao Shipyard Co. Ltd.	Sep-25
2	Hull No 16	Kamsarmax	82,000	Qingdao Shipyard Co. Ltd.	Sep-25
3	Hull No 17	Kamsarmax	82,000	Qingdao Shipyard Co. Ltd.	Apr-26
4	Hull No 18	Kamsarmax	82,000	Qingdao Shipyard Co. Ltd.	Jul-26
5	Hull No 23	Kamsarmax	82,000	Qingdao Shipyard Co. Ltd.	Apr-26
			410,000

Long Term Time Charter In and Long Term Time Charter In Newbuilding Vessels:

In addition, we have entered into the following long-term charter-in arrangements:

#	Name	DWT	Built	Yard	Delivery / Estimated Delivery	Minimum Period
1	Star Shibumi	180,000	2021	JMU	November 30, 2021	November 2028
2	Star Voyager	82,000	2024	Tsuneishi, Zhousan	January 11, 2024	7 years
3	NB Kamsarmax # 2	82,000	2024	Tsuneishi, Zhousan	Q4 - 2024	7 years
4	Star Explorer	82,000	2024	JMU	March 8, 2024	7 years
5	NB Kamsarmax # 4	82,000	2024	JMU	Q3 - 2024	7 years
6	Stargazer	66,000	2024	Tsuneishi, Cebu	January 16, 2024	7 years
7	NB Ultramax #2	66,000	2024	Tsuneishi, Cebu	Q4 - 2024	7 years
		640,000

Our Competitive Strengths

We work hard to maintain and further enhance our competitive strengths in the industry, including:

We manage a large, high quality, scrubber fitted modern fleet.

We own a modern, diverse, high quality fleet of 112 dry bulk carrier vessels with an aggregate capacity of 12.5 million dwt and an average age of 11.8 years. In addition, 108 out of the 112 vessels in our fleet are retrofitted with exhaust gas cleaning systems. We believe that owning a large, modern, high quality fleet allows us to maintain competitive operating costs, achieve high safety standards, and secure favorable time charters. We maintain the quality of our vessels by carrying out regular inspections, both while in port and at sea, and adopting a comprehensive maintenance program for each vessel. Furthermore, we take a proactive approach to safety and environmental protection through comprehensively planned maintenance systems, preventive maintenance programs and by retaining and training qualified crews.

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

Following the expected closing of the Eagle Merger, we expect that Star Bulk will be the largest U.S. listed dry bulk shipping company with a global market presence and an expected combined fleet of 163 owned vessels on a fully delivered basis, 98% of which will be fitted with scrubbers, ranging from Newcastlemax/Capesize to Supramax/Ultramax vessels. We believe that, based on the knowledge of our management, Eagle is the only large fleet of scrubber-fitted Supramax/Ultramax vessels in the world. We and Eagle both employ fully integrated ship management operations across commercial and technical management, and we expect to leverage Eagle’s commercial expertise in the Supramax/Ultramax sector to improve upon utilization and performance.

In-house and integrated commercial and technical management of our fleet enables us to have competitive operating expenses and high vessel maintenance, environmental and operating standards.

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

We deploy advanced business systems, data and analytics, including new measures and technologies to improve fuel and energy efficiency.

We deploy advanced systems to support our business operations and everyday decision-making, including Enterprise Resource Planning, Business Intelligence, and e-procurement platforms. In response to the increased environmental regulations around decarbonization, we have also focused our attention on improving the sustainability and fuel efficiency of our operations. A substantial part of our fleet have been equipped with a sophisticated vessel performance monitoring system (“VPM”), allowing us to collect real-time information on the performance of important equipment, with a particular focus on vessel performance, fuel consumption and exhaust gas emissions. The system is designed to enhance our operational knowledge and increase the efficiency of our trading and of our vessel maintenance. We continue to invest in further digitalization of our fleet and aim to have VPM sensors and equipment further installed onboard all of our vessels. The process is ongoing with approximately 50% of our fleet already fitted with relevant equipment as of December 31, 2023. We expect our entire fleet will be fully digitalized by the end of 2024.

Furthermore we take operational measures, including speed reduction, weather routing, voyage optimization and have planned further technical upgrades to our fleet, such as the use of ESD and low friction hull paints in order to reduce fuel consumption and emissions. Overall, 31 vessels have been fitted with ESD in 2023, and we have planned for another 16 vessels to be equipped with such devices in 2024. We plan to use underwater ROV (Remotely Operated Vehicles) for inspecting and cleaning the underwater hulls of our vessels. We also plan to proceed with EPL (Engine Power Limitation) in order to meet the IMO EEXI (Energy Efficiency Existing Ship Index) requirements.

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

We have an experienced management team with a strong track record in the shipping industry and extensive relationships with customers, lenders, shipyards and other shipping industry participants.

Our Company’s leadership has considerable shipping industry expertise. Our founder and Chief Executive Officer, Mr. Pappas, has an established track record in the dry bulk industry, with long-standing shipping experience and hundreds of vessel acquisitions and dispositions, including through his family’s principal shipping operations and investment vehicle, Oceanbulk Maritime S.A. Mr. Pappas also has long-standing relationships in the shipping industry, which he has leveraged with shipbuilders, among others, to implement our newbuilding program with vessels of high specification.

Through Mr. Pappas, our management team, and our senior professionals, we also have strong global relationships with shipping companies, charterers, brokers, commercial shipping lenders, regulators, shipyards, port authorities, classification societies and other international organizations. Further, our team’s long track record in the voyage and time chartering of dry bulk ships allows us to continue successfully chartering our vessels in all economic environments. Our reputation as a trusted counterparty allows us to have access to attractive asset acquisitions, chartering and ship financing opportunities.

For more information on our management team, see “Item 6. Directors, Senior Management and Employees –– A. Directors and Senior Management.”

Our Business Strategies

Our vision is to be a global leader in sustainable dry bulk shipping. In that respect, we strive to continue operating our fleet safely and profitably as well as to continue growing our owned and managed fleet sustainably. The key elements of our strategy are:

Charter our vessels in a manner that maximizes our fleet’s revenue potential

Given the volatility of the freight markets, we are flexible to changing market conditions and actively manage our vessels in order to generate attractive risk-adjusted returns by providing efficient transportation solutions to our major charterers. Our aim is to continue improving our fleet utilization by booking long haul voyage charters and complimentary trade flows that improve the laden/ballast ratios. This approach is also tailored specifically to our scrubber-fitted fleet and the fuel efficiency of our younger vessels. While this process is more difficult and labor intensive than placing our vessels on longer-term time charters, it can lead to greater profitability. When operating a vessel on a voyage charter, as well as on contracts of affreightment directly with cargo providers, we (as owner of the vessel) will incur fuel costs, and therefore, we are in a position to benefit from fuel savings from our scrubber-fitted fleet. If charter market levels rise, we may employ part of our fleet in the long-term time charter market, while we may be able to employ our scrubber-fitted vessels more advantageously in the voyage charter market and/or short-term time charters in order to capture the benefit of available fuel cost savings. Our large, diverse and high-quality fleet provides scale to major charterers, such as iron ore miners, utility companies and commodity trading houses. As part of our strategy to maximize earnings, we seek direct arrangements (consecutive voyages, contracts of affreightment, etc.) with major charterers and cargo owners on a voyage basis, providing the scale required for the transportation of large commodity volumes over a multitude of trading routes around the world.

We are also party of a Capesize vessel pooling agreement (“Capesize Chartering Ltd or CCL Pool or CCL”) with Bocimar International NV, and C Transport Holding Ltd, managed by C Transport Maritime S.A.M (CTM). As of December 31, 2023, we operated 34 of our Newcastlemax and Capesize dry bulk vessels as part of one combined CCL fleet. The CCL fleet consists of 115 modern Newcastlemax and Capesize vessels and is being managed out of Athens, Singapore and Antwerp. Each vessel owner is responsible for the operating, accounting and technical management of its respective vessels. The objective of this pool is to provide improved scheduling through joint marketing of our Newcastlemax and Capesize vessels, with the overall aim of enhancing economic efficiencies.

In 2020, we established a wholly-owned subsidiary based in Singapore under the name Star Bulk (Singapore) Pte. Ltd. (or “Star Bulk Singapore”). Star Bulk Singapore charters-in a number of third-party vessels to increase our operating capacity in order to satisfy our clients’ needs and to expand our commercial capability and access to charterers and cargoes in Asia.

Expand and renew our fleet through opportunistic acquisitions of high-quality vessels at attractive prices or through chartering-in of modern vessels

We may look to opportunistically acquire high-quality vessels at attractive prices that are accretive to our cash flow. We also look to opportunistically renew our fleet by replacing older vessels that have higher maintenance and survey costs and lower operating efficiencies with newer vessels that have lower operating costs, fewer maintenance and survey requirements, lower fuel consumption and overall enhanced commercial attractiveness to our charterers. When evaluating acquisitions, we will consider and analyze, among other things, our expectations of fundamental developments in the dry bulk shipping industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications with particular regard to fuel consumption, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. During 2023, we entered into long-term charter-in arrangements with an approximate duration of seven years per vessel, plus optional years depending on our decision, with respect to six newbuilding vessels of which three have already been delivered and the remaining three are expected to be delivered until the end of 2024.

On December 11, 2023, we entered into the Eagle Merger Agreement, pursuant to which Eagle will become a wholly owned subsidiary of Star Bulk. Following the expected closing of the Eagle Merger, we expect that Star Bulk will be the largest U.S. listed dry bulk shipping company with a global market presence and an expected combined fleet of 163 owned vessels on a fully delivered basis, 98% of which will be fitted with scrubbers, ranging from Newcastlemax/Capesize to Supramax/Ultramax vessels. We believe that, based on the knowledge of our management, Eagle is the only large fleet of scrubber-fitted Supramax/Ultramax vessels in the world. We and Eagle both employ fully integrated ship management operations across commercial and technical management, and we expect to leverage Eagle’s commercial expertise in the Supramax/Ultramax sector to improve upon utilization and performance. In evaluating the Eagle Merger, among other factors, we also considered the complementary cultures of Star Bulk and Eagle, including their focus on safety and environmental, social and governance matters. Further, Star Bulk expects the Eagle Merger to generate significant annual cost and revenue synergies through commercial operations integration and economies of scale, including restrictions in general and administrative expenses per vessel per day. Star Bulk also expects, after the expected Eagle Merger, to have significantly increased combined market capitalization and trading liquidity, reducing cost of capital.

We believe that these circumstances combined with our management’s knowledge of the shipping industry may present an opportunity for us to continue to grow our fleet at favorable prices.

Maintain a strong balance sheet through optimization of use of leverage

We finance our fleet with a mix of debt and equity, and we intend to optimize use of leverage over time, even though we may have the capacity to obtain additional financing. As of December 31, 2023, our debt to total capitalization ratio was approximately 40%. Charterers have increasingly favored financially solid vessel owners, and we believe that our balance sheet strength will enable us to access more favorable chartering opportunities, as well as give us a competitive advantage in pursuing vessel acquisitions from commercial banks and shipyards, which in our experience have recently displayed a preference for contracting with well-capitalized counterparties.

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

Be a leader in ESG practices in the dry bulk shipping sector

We are committed to integrating ESG practices across all business operations, and to reporting on our ESG strategy and performance in a transparent and comprehensive way. We strive to comply with environmental regulations in a timely and efficient manner, and we monitor and aim to reduce our environmental footprint. We assess, pilot and implement new technologies to improve our environmental performance. On the social front, we focus on our people’s well-being and professional development, both on board our vessels and in the office, while fostering an equitable, inclusive and diverse working environment. We support our local community through donations, sponsorships and pro-bono work, towards vulnerable groups, education, sports and the environment. Our approach to corporate governance includes high ethical standards and transparent and efficient structures as well as robust risk management systems.

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

As of December 31, 2023, we had 216 employees engaged in the day to day management of our fleet, including our executive officers, through Star Bulk Management Inc., Star Bulk Shipmanagement Company (Cyprus) Limited and Starbulk S.A. which employ a number of shore-based executives and employees, designed to ensure the efficient performance of our activities. We reimburse and/or advance funds as necessary to our in-house managers in order for them to conduct their activities and discharge their obligations, at cost.

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

As of December 31, 2023, Star Bulk Shipmanagement Company (Cyprus) Limited provides technical and operation management services to 10 of our vessels. The management services include arrangement and supervision of dry docking, repairs, insurance, regulatory and classification society compliance, provision of crew, appointment of surveyors and technical consultants.

Crewing

Starbulk S.A. and Star Bulk Shipmanagement Company (Cyprus) Limited are responsible for recruiting, either directly or through a technical manager or a crew manager, the senior officers and all other crew members for the vessels in our fleet. Both companies have the responsibility to ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that the vessels are manned by experienced, competent and trained personnel. Starbulk S.A. and Star Bulk Shipmanagement Company (Cyprus) Limited are also responsible for ensuring that seafarers’ wages and terms of employment conform to international standards or to general collective bargaining agreements to allow unrestricted worldwide trading of the vessels and provide the crewing management for the vessels in our fleet that are not managed by third-party managers.

Outsourced Management of the fleet

We engage Ship Procurement Services S.A., a third-party company, to provide to our fleet certain procurement services.

Following the completion of the acquisition of certain vessels from Augustea Atlantica SpA (“Augustea”) and York Capital Management (“York”) in 2018, (the “Augustea Vessels”), we appointed Augustea Technoservices Ltd., an entity affiliated with certain of the sellers of the corresponding transaction and specifically with one of the Company’s directors, Mr. Zagari (see “Item 6. Directors, Senior Management and Employees –– A. Directors and Senior Management”) as the technical manager of certain of our vessels. During 2021 and 2022, certain management services of the vessels previously managed by Augustea Technoservices Ltd were appointed to Iblea Ship Management Limited, an entity also affiliated with Mr. Zagari. Up until June 2022, the management agreements with Augustea Technoservices Ltd were progressively terminated.

During 2018 and 2019, we also appointed Equinox Maritime Ltd., Zeaborn GmbH & Co. KG and Technomar Shipping Inc., which are third-party management companies, to provide certain management services to our vessels.

During 2022 and 2023, the management of certain vessels previously managed by Iblea Ship Management Limited and Technomar Shipping Inc transitioned from third-party to in-house management. In 2022 all management agreements with Technomar Shipping Inc. were terminated. As of December 31, 2023, Equinox Maritime Ltd., Zeaborn GmbH & Co. KG and Iblea Ship Management Limited provide technical, operation and crewing management services to 19 of the 116 vessels in our fleet. Please also see “Item 7. Major Shareholders and Related Party Transactions –– B. Related Party Transactions.”

Basis for Statements

The International Dry Bulk Shipping Industry

Dry bulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. In 2023, based on preliminary figures, it is estimated that approximately 5.51 billion tons of dry bulk cargo was transported by sea.

The demand for dry bulk carrier capacity is derived from the underlying demand for commodities transported in dry bulk carriers, which is influenced by various factors such as broader macroeconomic dynamics, globalization trends, industry specific factors, geological structure of ores, political factors, and weather. The demand for dry bulk carriers is determined by the volume and geographical distribution of seaborne dry bulk trade, which in turn is influenced by general trends in the global economy and factors affecting demand for commodities. During the 1980s and 1990s seaborne dry bulk trade increased by 1-2% per annum. However, over the last fifteen years, between 2008 and 2023, seaborne dry bulk trade increased at a compound annual growth rate of 3.0%, substantially influenced by the entrance of China in the World Trade Organization. Seaborne world trade increased by 3.9% during 2023 due to re-opening of the Chinese economy after the scrap of the COVID-19 zero tolerance policy, the easing of inflationary pressure and the prioritization from nations to procure raw materials and especially energy commodities. The global dry bulk carrier fleet may be divided into seven categories based on a vessel’s carrying capacity. These main categories consist of:

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

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss, and the demand for dry bulk shipping is often dependent on economic conditions, and international trade. The historically low dry bulk charter rates seen in 2016 acted as a catalyst for ship owners, who scrapped a significant number of vessels, until equilibrium between demand and supply of vessels was achieved. Based on our analysis of industry dynamics, we believe that dry bulk charter rates will remain strong in the medium term due to historically low vessel deliveries. As of January 1, 2024, the global dry bulk carrier order book amounted to approximately 8.7% of the existing fleet at that time, marginally above the record low of the last 30 years. During 2023, a total of 5.41 million dwt was scrapped, which was well below the 15 years average of 15.37 million dwt, as the freight market performed in line with the historical average. Historically, from 2008 to 2023, vessel annual demolition rate averaged 14.76 million dwt per year, with a high of 33.3 million dwt scrapped in 2012. Given the low dry bulk order book, the uncertainty on future propulsion as a result of upcoming environmental regulations and the limited shipyard capacity, vessel supply is likely to be constrained during the next years, while demand for seaborne trade is expected to surpass vessel supply resulting in increased fleet utilization and elevated freight rates. While the charter market remains at current levels, we intend to operate our vessels in the spot market under short-term time charters or voyage charters in order to benefit from the increased freight rates and the attractiveness of our scrubber-equipped vessels.

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

Dry bulk shipping is a cyclical industry and charter hires are subject to high volatility. The BDI reached a historic high of 11,793 in May 2008 and a low of 290 in February 2016, which represents a decline of 98%. In 2023, the BDI ranged from a low of 530 on February 16, 2023, to a high of 3,346 on December 4, 2023. Even though 2023 charter hire levels ranged well above the lows of 2016, there can be no assurance that the market will not decline again. As of February 9, 2024, the BDI stood at 1,545.

Environmental and Other Regulations in the Shipping Industry

Government laws and regulations significantly affect the ownership and operation of our fleets. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries where our vessels may operate or are registered, relating to safety, health and environmental protection. Industry standards and regulations set by maritime organizations play a major role in the manner in which we conduct our business. We believe taking all the necessary measures and going above and beyond compliance is the prerequisite for delivering services of the highest quality. The above include the proper storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

Our Company has specifically developed a recycling policy, which has been included within our Safety Management System (“SMS”) and applies to all the managed vessels. In addition to the above, there are clearly and accurately defined measures that need to be adhered to as well as standards that should be achieved, which are required, in view of the levels of excellence that our Company aims for and achieves. There is a clear delegation of the monitoring and maintenance to responsible entities (both ashore and on board) and duties have been clarified as required. Each vessel has a ship specific plan (namely the Inventory of Hazardous Materials), which has been reviewed and approved by the competent classification society and has been certified for compliance with the required regulation.

Further to the above, the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009 (the “Hong Kong Convention”), which applies to ships above 500 gross tonnage (“GT”), will enter into force on June 26, 2025. Under the Hong Kong Convention, ships must develop and maintain onboard an inventory of hazardous materials. Furthermore, ships must prepare a ship recycling plan prior to being recycled and shall only be recycled at ship recycling facilities authorized by competent authority.

Active engagement with state and regulatory authorities helps achieve compliance with all applicable standards and regulation. We follow and comply with state and regulatory authority rules and regulations and have adopted and implemented all the necessary operational procedures in order to meet the requirements of those regulations, such as air emission compliance (NOx, SOx and CO2 reporting). We aim to provide top-quality services without neglecting to adjust for industry needs, always maintaining high ethical standards and aiming to abide by all applicable laws, rules, regulations and standards. We focus on creating real and long-lasting opportunities while advocating for a balanced, sustainable approach to our business and pursuing continuous improvement of our operational capabilities.

Furthermore, we established a standardized and structured process to ensure completeness, consistency and accuracy in our emissions-related monitoring and reporting process for worldwide, EU and UK operations, including with respect to the Monitoring, Reporting and Verification (“MRV”) regulation and the IMO Data Collection System (“DCS”), as well as the relevant monitoring plans and advanced data collection, analysis, monitoring and reporting systems through our VPM system. As part of the data collection and key performance indicators’ calculation process, we use our in-house developed VPM system, which provides accurate and real time information regarding the performance of our vessels. Additionally, with the introduction of IMO DCS, EU MRV, and UK MRV, the reported CO2 emissions of our vessels are also subjected to third-party verification by an independent accredited verifier.

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

International Maritime Organization

The IMO has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 (“MARPOL”), the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. New emissions standards, titled IMO-2020, took effect on January 1, 2020, and new amendments to Annex VI, relating to carbon intensity and energy efficiency, took effect on January 1, 2023.

Air Emissions

Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons) and emissions from shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. We strive to ensure that all of our vessels are in full compliance in all material respects with these regulations.

The Marine Environment Protection Committee (“MEPC”) subsequently adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances. The amended Annex VI implemented a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships, among other changes. At its 70th session, the MEPC adopted a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.5%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems. Ships are required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, further amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships took effect March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”) which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). Ships operating within an ECA are not permitted to use fuel with sulfur content in excess of 0.1% m/m. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean Sea area, and has approved the Mediterranean Sea as a fifth ECA, which enters into force on May 1, 2024 and requires compliance from May 1, 2025. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

Further to the above, as of the September 1, 2020 it became mandatory to use fuel with max 0.1% sulfur content while berthing in South Korean ports. There are specific requirements for the berthing process, and we are diligently striving to comply with all of them. Moreover, from January 1, 2022 onwards, it is mandatory to use fuel with max 0.1% sulfur content while navigating South Korea’s ECAs.

The Korean regulations also relate to speed reductions. Certain port areas selected will be designated as “Vessel Speed Reduction program Sea Areas” or “VSR program Sea Areas”. Each VSR program Sea Area will span 20 nautical miles in radius, measured from a specific lighthouse in each port. Ships should navigate no faster than a maximum speed of 12 knots for container ships and car-carriers and 10 knots for other ship types, when moving from starting point to an end point within a VSR program Sea Area.

Since 2019, Regulation 22A of Annex VI has required ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database. The IMO intended to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below. In order to prove compliance with the above, our Company collects data, monitors the information received and is ready to report them though our VPM system.

MARPOL has also mandated certain measures relating to energy efficiency for ships. All ships are required to develop and implement Ship Energy Efficiency Management Plans (“SEEMP”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. Further amendments to MARPOL Annex VI brought forward the effective date of the EEDI’s “phase 3” requirements from January 1, 2025 to April 1, 2022 for several ship types, including gas carriers, general cargo ships, and LNG carriers.

Additionally, MEPC 75 introduced amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduced requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the amendments require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP will need to include certain mandatory content. MEPC 75 also approved amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The amendments introduced at MEPC 75 were adopted at the MEPC 76 session in June 2021 and entered into force on November 1, 2022, and the requirements for EEXI and CII certification came into effect on January 1, 2023. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause additional substantial expenses to be incurred. At MEPC 77, the nations agreed to revise the initial strategy, aiming to strengthen the “levels of ambition.” The revised strategy was considered by MEPC 80 in spring 2023, and it adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: (1) reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and (2) reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels.

As of January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As further discussed herein, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market have entered into force, and additional regulations are forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, former U.S. President Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and, further, in August 2019, the Administration announced plans to weaken regulations for methane emissions. On August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. However, in early 2021, U.S. President Biden directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The resulting proposed rule was published in November 2021 and revised in December 2022, although a final rule has not yet been issued. The EPA or individual U.S. states could enact these or other environmental regulations that would affect our operations.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). The IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods and (3) new mandatory training requirements. Later amendments revised the IMDG Code to reflect the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. The amendments, which entered into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions. The newest edition of the IMDG Code will take effect on January 1, 2024, although the changes are largely incremental.

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

The IMO’s Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Polar Code applies to new ships constructed after January 1, 2017, and ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

On January 1, 2021, IMO Resolution MSC. 428(98) came into force. This regulation is applicable to all vessels, requiring ships to include cyber risk management in their safety management systems in accordance with the International Safety Management (ISM) Code. This resolution further encourages flag administrations to ensure that ship owners and managers are properly addressing cyber risks. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. Our Company has already taken the necessary steps to ensure data integrity and full compliance both from the office side and on board our vessels. The Company is in the process of becoming fully certified for ISO27001, with the first stage already completed. The vessels are being monitored under the existing cybersecurity requirements required by the IMO as well as the additional best practices by other entities. Each vessel has a ship-specific cybersecurity plan, and its IT and OT systems have been inventoried in order for the relevant hazards to be identified.

 A ship specific plan has been developed for each vessel covering the requirements according to the updated regulations as well as additional precautions to be maintained on multiple accounts. Detailed pieces of information have been added, pertaining to the software and cybersecurity on board, and additional measures have been taken to protect the integrity of our vessels. Specific policies have been developed to that effect, such as cybersecurity, email usage, password, device, workstation policies, etc. Very specific guidelines have been provided to the Masters and crew members regarding their engagement with relevant authorities in order for the cyber requirements to be fulfilled at all times.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”), which entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

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

The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 72, amendments were adopted to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention have been in effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalizing an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial.

We have developed and implemented the required BWTS in our fleet and are in compliance with all the applicable regulations.

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

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages are also required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced.

MEPC 75 approved amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which have been in effect since January 1, 2023. For ships already bearing such an anti-fouling system, compliance is required at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. In addition, the International Anti-fouling System (IAFS) Certificate has been updated to address compliance options for anti-fouling systems to address cybutryne. Ships which are affected by this ban on cybutryne must receive an updated IAFS Certificate no later than two years after the entry into force of these amendments. Ships which are not affected (i.e. with anti-fouling systems which do not contain cybutryne) must receive an updated IAFS Certificate at the next Anti-fouling application to the vessel. Our fleet already complies with this regulation.

We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

Further to the above and in continuation of enhanced bio-fouling requirements in Australia and New Zealand, the vessels are undergoing stricter review, compliance and corresponding record keeping processes, and inspections are becoming increasingly frequent and demanding.

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

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third-party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. As of March 23, 2023, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,300 per gross ton or $1,076,000 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third-party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. Subsequently, current U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation. Cybersecurity is also a top priority for the U.S. Coast Guard. The cybersecurity of our vessels continues to improve through hands-on training, campaigns and external assistance/equipment provision.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans (“SIPs”), some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 WOTUS definition, and on January 18, 2023, the EPA issued a revised final rule that used the pre-2015 definition as its foundation. However, pursuant to a 2023 decision of the U.S. Supreme Court in Sackett v. Environmental Protection Agency affecting the permissible scope of the WOTUS definition, in August 2023 the EPA issued a final rule furthering amending and narrowing the definition of WOTUS.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. waters. The EPA regulates these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”). VIDA established a new framework for the regulation of vessel incidental discharges under CWA, required the EPA to develop performance standards for those discharges and required the USCG to develop implementation, compliance and enforcement regulations. Non-military, non- recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports.

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

The EU has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The EU also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the EU with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”), and, beginning May 1, 2025, in the Mediterranean Sea. As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market. On December 18, 2022, the European Parliament formally agreed to include the maritime sector beginning in 2024. Effective January 2024, the EU ETS was extended to cover CO2 emissions from all ships of 5,000 gross tonnage and above entering EU ports, regardless of the flag they fly. The system covers: a) 50% of emissions from voyages starting or ending outside of the EU (allowing the third country to decide on appropriate action for the remaining share of emissions) and b) 100% of emissions that occur between two EU ports and when ships are within EU ports. The EU ETS covers CO2 (carbon dioxide), CH4 (methane) and N2O (nitrous oxide) emissions, but the two latter only as from 2026. Shipping companies will need to surrender to the relevant EU authorities the allowances that correspond to the emissions covered by the system. These allowances are normally purchased by the entity responsible for the purchase of bunkers, i.e. the charterers in the case of time charter agreements. In the case of voyage charter agreements, the cost of the allowances is normally included in the charter rate. Our actions in preparation for the EU ETS regulation target CO2 emissions reductions by implementing and continuing to adopt measures to decarbonize our fleet and improve the Carbon Intensity Indicator (“CII”) and the minimization of financial impact by the inclusion of a clause in our charter party agreements which imposes an obligation on the charterer to cover the cost associated with the CO2 emissions generated during voyages to and from and within the EU.

The EU aims to substantially increase the use of renewable and low-carbon fuels to reduce the carbon footprint of the maritime sector. On March 23, 2023, the European Parliament and the Council agreed on FuelEU Maritime, a new EU regulation that includes a provision, among others, to gradually decrease over time the greenhouse gas intensity of fuels used by the shipping sector, by 2% in 2025 to as much as 80% by 2050.

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

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, approximately $8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

Compliance with Environmental Regulations

Other aspects of our environmental compliance include:

•	Refrigerant Allowance: We have banned all the types of refrigerants that significantly affect the ozone layer such as R22 in order to reduce the Global Warming Potential (GWP). Additionally, during maintenance activities both in our offices and on vessels, we use eco-friendly refrigerants that do not affect the ozone layer such as R407 and R404. In compliance with EU 517/2014 regulation, which stipulates restrictions to the use of refrigerants exceeding GWP of 2500, we use eco-friendly refrigerants in 30% of our fleet and we expect that 100% of our fleet will have installed eco-friendly refrigerants within the next 5 years.
•	Biodegradable Lubricants: We are using biodegradable lubricants proactively in the majority of our fleet regardless of their destination. Biodegradable lubricants are eco-friendly lubricants which are mandatory for vessels that transport cargo or have the United States as destination ports.
•	We had proactively taken immediate steps to comply in 2019 with certain provisions of EU regulation (1257/2013 on Ship recycling) that took effect on December 31, 2020. The regulation refers to vessel recycling activities and the identification and monitoring of hazardous materials, including:
•	Asbestos.
•	PCBs.
•	Ozone depleting substances.
•	PFOS.
•	Anti-fouling systems containing organotin compounds as a biocide.

We are also in the process of replacing Freon onboard. Our entire fleet complies with Hazardous Material regulation.

Dry-BMS (RightShip Standards)

This program, in which we participate on a voluntary basis and have been successfully audited for compliance achievement, is designed to allow ship managers to measure their SMS against agreed industry standards, with the aim of improving fleet performance and risk management. This will ensure that policies align with the industry’s best practice to both advance our vessels’ performance and attain high standards of health, safety, security and pollution prevention.

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

C.       Organizational Structure

As of December 31, 2023, we are the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under “Item 18. Financial Statements.”

D.       Property, Plant and Equipment

We do not own any material real property. Our interests in the vessels in our fleet are our only material properties. See “Item 4. Information on the Company –– B. Business Overview –– General.”

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with “Item 4. Information on the Company-B. Business Overview” and our historical consolidated financial statements and accompanying notes included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in “Item 3. Key Information-D. Risk Factors” and elsewhere in this annual report.

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

Key Performance Indicators

Our business consists primarily of:

•	employment and operation of dry bulk vessels constituting our operating fleet; and
•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of dry bulk vessels constituting our operating fleet.
•	The employment and operation of our vessels require the following main components:
•	vessel maintenance and repair;
•	crew selection and training;
•	vessel spares and stores supply;
•	contingency response planning;
•	onboard safety procedures auditing;
•	accounting;
•	vessel insurance arrangement;
•	vessel chartering;
•	vessel security training and security response plans pursuant to the requirements of the ISPS Code;
•	obtaining ISM Code certification and audits for each vessel within the six months of taking over a vessel;
•	vessel hire management;
•	vessel surveying; and
•	vessel performance monitoring.

•	The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of financial resources, including banking relationships (i.e. administration of bank loans and bank accounts);

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	charter rates and duration of our charters;
•	age, condition and specifications of our vessels;
•	levels of vessel operating expenses;
•	depreciation and amortization expenses;
•	fuel costs;
•	financing costs; and
•	fluctuations in foreign exchange rates.

We believe that the important measures for analyzing trends in the results of operations consist of the following:

•	Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was part of our owned fleet during the period divided by the number of calendar days in that period.
•	Ownership days are the total number of calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.
•	Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys, change of management and vessels’ improvements and upgrades. The available days for the years ended December 31, 2020, 2021, 2022 and 2023 were also decreased by off-hire days relating to disruptions in connection with crew changes as a result of COVID-19. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies due to differences in methods of calculation.
•	Charter-in days are the total days that we charter-in vessels not owned by us.
•	Time charter equivalent rate represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements) (please refer below for its detailed calculation).
•	Daily operating expenses: Average daily operating expenses per vessel are calculated by dividing vessel operating expenses by Ownership days.

The following table presents selected consolidated financial and other data of Star Bulk for each of the five years in the five-year period ended December 31, 2023. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” Excluding fleet data, the selected consolidated financial data of Star Bulk is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Our audited consolidated income statements, shareholders’ equity and cash flows for the years ended December 31, 2021, 2022 and 2023 and the consolidated balance sheets at December 31, 2022 and 2023, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety. The historical results included below and elsewhere in this document are not necessarily indicative of the future performance of Star Bulk.

CONSOLIDATED INCOME STATEMENT

(In thousands of U.S. Dollars, except per share and share data)

	2019	2020	2021	2022	2023
Voyage revenues	$821,365	$693,241	$1,427,423	$1,437,156	$949,269

Voyage expenses	222,962	200,058	226,111	286,534	253,843
Charter-in hire expenses	126,813	32,055	14,565	21,020	17,656
Vessel operating expenses	160,062	178,543	208,661	228,616	221,327
Dry docking expenses	57,444	23,519	30,986	47,718	41,969
Depreciation	124,280	142,293	152,640	156,733	138,429
Management fees	17,500	18,405	19,489	19,071	16,809
General and administrative expenses	34,819	31,881	39,500	56,826	54,413
Loss on bad debt	1,607	373	629	677	300
(Gain)/ Loss on forward freight agreements and bunker swaps, net	(4,411)	(16,156)	(3,564)	1,451	1,336
Impairment loss	3,411	-	-	-	17,838
Loss on write-down of inventory	-	-	-	17,326	9,318
Other operational loss	110	1,513	2,214	2,380	952
Other operational gain	(2,423)	(3,231)	(2,110)	(8,794)	(33,980)
(Gain)/Loss on time charter agreement termination	-	-	(1,102)	-	-
(Gain) / Loss on sale of vessels	5,493	-	-	-	(29,399)
	747,667	609,253	688,019	829,558	710,811
Operating income / (loss)	73,698	83,988	739,404	607,598	238,458
Interest and finance costs	(87,617)	(69,555)	(56,036)	(52,578)	(71,319)
Interest income and other income / (loss)	1,299	267	315	7,050	15,228
Gain / (loss) on interest rate swaps, net	-	-	-	-	(3,539)
Gain / (loss) on debt extinguishment	(3,526)	(4,924)	(3,257)	4,064	(5,149)
Total other expenses, net	(89,844)	(74,212)	(58,978)	(41,464)	(64,779)
Income/ (Loss) before taxes and equity in income of investee	$(16,146)	$9,776	$680,426	$566,134	$173,679
Income taxes	(109)	(152)	(16)	(244)	(183)
Income / (Loss) before equity in income of investee	(16,255)	9,624	680,410	565,890	173,496
Equity in income of investee	54	36	120	109	60
Net income / (loss)	(16,201)	9,660	680,530	565,999	173,556
Earnings / (loss) per share, basic	$(0.17)	$0.10	$6.73	$5.54	$1.76
Earnings / (loss) per share, diluted	(0.17)	0.10	6.71	5.52	1.75
Weighted average number of shares outstanding, basic	93,735,549	96,128,173	101,183,829	102,153,255	98,457,929
Weighted average number of shares outstanding, diluted	93,735,549	96,281,389	101,479,072	102,536,966	98,928,011

SELECTED CONSOLIDATED BALANCE SHEET DATA AND OTHER FINANCIAL DATA

(In thousands of U.S. Dollars, except per share and share data)

	2019	2020	2021	2022	2023
Cash and cash equivalents	$117,819	$183,211	$450,285	$269,754	$227,481
Current Assets	266,042	307,411	682,924	502,092	454,397
Vessels and other fixed assets, net	2,965,527	2,877,119	3,013,038	2,881,551	2,539,743
Total assets	3,238,671	3,191,793	3,754,719	3,433,624	3,028,255
Current liabilities (including current portion of long-term bank loans and short-term lease financing)	310,931	266,432	290,796	282,555	359,363
Total long-term bank loans including long term lease financing, excluding current portion, net of unamortized loan and lease issuance costs	1,330,420	1,321,116	1,334,593	1,103,233	985,247
8.00% 2019 Notes and 8.30% 2022 Notes, net of unamortized notes issuance costs	48,821	49,232	-	-	-
Common shares	961	971	1,023	1,029	840
Total Shareholders’ equity	1,544,040	1,549,527	2,080,018	2,019,342	1,660,070
Total liabilities and shareholders’ equity	$3,238,671	$3,191,793	$3,754,719	$3,433,624	$3,028,255

OTHER FINANCIAL DATA
Dividends declared ($0.05, $0.05, $2.25, $6.50 and $1.57)	4,804	4,804	230,473	668,464	158,052
Net cash provided by/(used in) operating activities	88,525	170,552	767,071	769,898	335,777
Net cash provided by/(used in) investing activities	(279,837)	(66,334)	(121,263)	(20,872)	235,518
Net cash provided by/(used in) financing activities	103,697	(34,949)	(368,068)	(935,953)	(595,889)
FLEET DATA
Average number of vessels	112.1	116.0	125.4	128.0	123.3
Total ownership days for fleet	40,915	42,456	45,759	46,720	44,999
Total available days for fleet	36,403	40,274	44,059	44,207	43,357
Charter-in days for fleet	6,843	1,414	571	913	756
AVERAGE DAILY RESULTS
(In U.S. Dollars)
Time charter equivalent	13,027	11,789	26,978	25,461	15,824
Vessel operating expenses	3,912	4,205	4,560	4,893	4,919

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

The following table reflects the calculation and reconciliation of TCE rate to voyage revenues as reflected in the consolidated income statement:

(In thousands of U.S. Dollars, except for TCE rates)

	Year ended December 31, 2021	Year ended December 31, 2022	Year ended December 31, 2023
Voyage revenues	$1,427,423	$1,437,156	$949,269
Less:
Voyage expenses	(226,111)	(286,534)	(253,843)
Charter-in hire expenses	(14,565)	(21,020)	(17,656)
Realized gain/(loss) on FFAs/bunker swaps	2,056	(4,034)	8,326
Amortization of fair value of below/above market acquired time charter agreements	(187)	-	-
Time charter equivalent revenues	$1,188,616	$1,125,568	$686,096

Available days	44,059	44,207	43,357
Daily Time Charter Equivalent Rate (“TCE”)	$26,978	$25,461	$15,824

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

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives, which is determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is calculated based on a vessel’s cost less the estimated residual value. Effective January 1, 2023, following management’s reassessment of the residual value of our vessels, we increased the estimated scrap rate per lightweight ton from $300 to $400. The current value of $400 was based on the historical average demolition prices prevailing in the market in the last 20 years. The change in this accounting estimate, which pursuant to ASC 250 “Accounting Changes and Error Corrections” was applied prospectively and did not require retrospective application, decreased the depreciation expense and increased the net income for year ended December 31, 2023 by $14.8 million or $0.15 per basic and diluted share.

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

Impairment loss

When indicators of impairment are present for the Company’s vessels and the undiscounted cash flows estimated to be generated by those vessels are less than their carrying value, the carrying value is reduced to its estimated fair value and the difference is recorded under “Impairment loss” in the consolidated income statements. Furthermore, vessels agreed to be sold or actively marketed as of reporting day are measured at the lower of their carrying amount or fair value less cost to sell and the difference, if any, is recorded under “Impairment loss” in the consolidated income statements.

Loss on Write-Down of Inventory

Loss on write-down of inventory results from the valuation of the bunkers remaining onboard our vessels following the decrease of bunkers’ net realizable value compared to their historical cost as of each period end.

Other operational gain/(loss)

Other operational gain/(loss) includes gain/loss from all other operating activities which are not related to the principal activities of the Company, such as gain/loss from insurance claims.

Gain/(Loss) on Forward Freight Agreements and Bunker Swaps, net

When deemed appropriate from a risk management perspective, we take positions in freight derivatives, including FFAs and freight options with an objective to utilize those instruments as economic hedges to reduce the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, for the specified route and time period, as reported by an identified index, the seller of the FFA is required to pay the buyer the settlement sum. The settlement amount is an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. Our FFAs are settled mainly through reputable exchanges such as European Energy Exchange (“EEX”) or Singapore Exchange (“SGX”) so as to limit our exposure in over-the-counter transactions. Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. The fair value of the FFAs or freight options is treated as an asset or liability until they are settled with the change in their fair value being reflected in earnings. Any such settlements by us or settlements to us under FFAs or freight options, if any, are recorded under (Gain)/Loss on forward freight agreements and bunker swaps, net.

Also, when deemed appropriate from a risk management perspective, we enter into bunker swap contracts to manage our exposure to fluctuations of bunker prices associated with the consumption of bunkers by our vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. Our bunker swaps are settled mainly through reputable exchanges such as Intercontinental Exchange (“ICE”) so as to limit our counterparty exposure in over-the-counter transactions. Bunker price differentials paid or received under the swap agreements as well as changes in their fair value are recognized under (Gain)/Loss on forward freight agreements and bunker swaps, net.

The fair value of freight derivatives and bunker swaps is determined through Level 1 inputs of the fair value hierarchy (quoted prices from the applicable exchanges such as EEX, SGX or ICE). Our FFAs and bunker swaps do not qualify for hedge accounting and therefore unrealized gains or losses are recognized under (Gain)/Loss on forward freight agreements and bunker swaps, net.

Gain on sale of vessels

Gain on sale of vessels represents net gains from the sale of our vessels concluded during the year.

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

Gain/(loss) on Interest Rate Swaps, net

We enter into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to our variable interest debt facilities. Interest rate swaps are recorded in the balance sheet as assets or liabilities, measured at their fair value (Level 2) with changes in such fair value recognized in earnings under (Gain)/Loss on interest rate swaps, net, unless specific hedge accounting criteria are met. When interest rate swaps are designated and qualify as cash flow hedges, the effective portion of the unrealized gains/losses from those swaps is recorded in Other Comprehensive Income / (Loss) while any ineffective portion is recorded as Gain/(Loss) on interest rate swaps, net.

Foreign Exchange Fluctuations

Please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Year ended December 31, 2023 compared to the year ended December 31, 2022

Voyage revenues and related direct expenses: Voyage revenues for the year ended December 31, 2023 decreased to $949.3 million from $1,437.2 million for the year ended December 31, 2022. Voyage expenses for the year ended December 31, 2023 decreased to $253.8 million from $286.5 million for the year ended December 31, 2022 and charter-in hire expenses decreased to $17.7 million from $21.0 million. As a result, the TCE rate for the year ended December 31, 2023 was $15,824 compared to $25,461 for the year ended December 31, 2022, which is indicative of the weaker market conditions that prevailed during the year compared to the preceding year.

Loss on write-down of inventory: Our results for the year ended December 31, 2023 include a loss on write-down of inventories of $9.3 million compared to a loss of $17.3 million included in our results during December 31, 2022, in connection with the valuation of the bunkers remaining on board our vessels, as a result of the bunkers’ lower net realizable value compared to their historical cost.

Vessel operating expenses: For the years ended December 31, 2023 and 2022, vessel operating expenses were $221.3 million and $228.6 million, respectively. Vessel operating expenses for the years ended December 31, 2023 and 2022 included additional crew expenses related to the increased number and cost of crew changes performed during the relevant periods as a result of COVID-19 related restrictions estimated to be $2.1 million and $9.6 million, respectively. In addition, vessel operating expenses for the years ended December 31, 2023 and 2022 included pre-delivery expenses due to change of management of $2.3 million and $4.2 million, respectively. Excluding the above expenses, vessel operating expenses for the year ended December 31, 2023 demonstrated an increase compared to the corresponding period in 2022, mainly due to inflationary pressure.

Dry docking expenses: Dry docking expenses for the years ended December 31, 2023 and December 31, 2022, were $42.0 million and $47.7 million, respectively. During the year ended December 31, 2023, 32 vessels completed their periodic dry docking surveys compared to 35 vessels in the corresponding period in 2022.

Depreciation: For the years ended December 31, 2023 and 2022, depreciation expense decreased to $138.4 million from $156.7 million. The decrease is primarily driven by the change in the estimated scrap rate per light weight ton from $300 to $400 effective January 1, 2023, which resulted in lower depreciation expense by $14.8 million, together with the decrease in the average number of vessels in our fleet, to 123.3 vessels in the year ended December 31, 2023 from 128.0 vessels in the corresponding period in 2022.

Impairment loss: During the year ended December 31, 2023, an impairment loss of $17.8 million was incurred, related to certain of our vessels which were agreed to be sold (Star Borealis, Star Polaris, Big Fish) during the year ended December 31, 2023 or were actively marketed before year-end (Big Bang).

General and administrative expenses and Management fees: General and administrative expenses for the years ended December 31, 2023 and 2022 were $54.4 million and $56.8 million, respectively. The decrease is attributable mainly to the decrease in the share-based compensation expense to $20.9 million from $28.5 million counterbalanced by an increase of 3% of the average EUR/USD exchange rate for the year 2023 compared to the year 2022. Management fees for the year ended December 31, 2023 decreased to $16.8 million from $19.1 million for the year ended December 31, 2022, mainly due to the change of management of certain vessels from third-party to in-house.

(Gain)/Loss on forward freight agreements and bunker swaps, net: For the year ended December 31, 2023, we incurred a net loss on forward freight agreements and bunker swaps of $1.3 million, consisting of unrealized loss of $9.6 million and realized gain of $8.3 million. For the year ended December 31, 2022, we incurred a net loss on forward freight agreements and bunker swaps of $1.5 million, consisting of unrealized gain of $2.5 million and realized loss of $4.0 million.

Gain on sale of vessels: Our results for the year ended December 31, 2023, include an aggregate net gain of $29.4 million which resulted from the completion of the sale of certain vessels (Star Centaurus, Star Columba, Star Aquila, Star Cepheus, Star Hercules, Star Zeta, Star Athena, Star Theta and Star Jennifer).

Other operational gain: Other operational gain for the year ended December 31, 2023 of $34.0 million includes: a) gain from insurance proceeds relating to Star Pavlina’s total loss discussed in “Item 3. Key Information –– D. Risk Factors” of $28.2 million, b) daily detention compensation for Star Pavlina pursuant to its war risk insurance policy of $2.7 million in aggregate and c) other gains from insurance claims relating to other vessels of $3.1 million in aggregate. Other operational gain for the year ended December 31, 2022 of $8.8 million included a) daily detention compensation for three vessels blocked in Ukraine pursuant to their war risk insurance policy of $5.7 million and b) other gains from insurance claims relating to other vessels of $3.1 million.

Interest and finance costs net of interest income and other income/(loss): Interest and finance costs net of interest income and other income/(loss) for the years ended December 31, 2023 and 2022 were $56.1 million and $45.5 million, respectively. The driving factor for this fluctuation is the significant increase in variable interest rates of non-hedged debt which is offset by the decrease in our weighted average outstanding indebtedness, the recent refinancing arrangements of older facilities with more favorable terms and the higher interest earned from fixed deposits during the year ended December 31, 2023 compared to the corresponding period in 2022.

Gain/(Loss) on debt extinguishment: For the year ended December 31, 2023, we incurred a net loss on debt extinguishment of $5.1 million which was primarily due to the write-off of deferred finance fees and prepayment fees associated with debt prepaid during the year 2023 of $5.8 million, which was partially counterbalanced by the $0.7 million write-off of cumulative gain on the hedging instrument previously recognized in equity, following the prepayment of the corresponding loans. For the year ended December 31, 2022, gain on debt extinguishment was $4.1 million which primarily consists of $5.8 million written off cumulative gain on the hedging instrument previously recognized in equity, following the prepayment of the corresponding loans.

Gain/(Loss) on interest rate swaps, net: Gain/(Loss) on interest rate swaps, net for the year ended December 31, 2023 included a loss of $3.5 million associated with interest rate swaps that no longer meet the hedging relationship criteria.

Year ended December 31, 2022 compared to the year ended December 31, 2021

For a discussion of the year ended December 31, 2022 compared to the year ended December 31, 2021, please refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022, or our “2022 20-F”.

Recent Accounting Pronouncements

For recent accounting pronouncements that we have evaluated and determined to have an impact on our consolidated financial statements, see Note 2 to our consolidated financial statements.

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

Our short-term liquidity requirements include paying operating costs, funding working capital requirements and the short-term equity portion of the cost of vessel acquisitions, our newbuilding program and vessel upgrades, interest and principal payments on outstanding indebtedness and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from new debt and refinancings as well as equity financings.

Our medium- and long-term liquidity requirements are funding the equity portion of our newbuilding vessel installments and secondhand vessel acquisitions, if any, funding required payments under our vessel financing and other financing agreements and paying cash dividends when declared. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations, new debt and refinancings or bareboat lease financing, sale and lease back arrangements, equity issuances and vessel sales. Please also refer to [Note 15] to our audited consolidated financial statements included in this annual report for further discussion on our contractual commitments as of December 31, 2023.

As of February 9, 2024, we had total cash of $312.0 million and $1,121.0 million of outstanding borrowings (including lease financing agreements), as adjusted for the proceeds from vessel sales that we expect to be completed between February 2024 and April 2024, as further described in Note 5 to our audited consolidated financial statements included in this annual report, and prepayments of loans in connection with these sales or from relevant sale proceeds, as further described in Note 19 to our audited consolidated financial statements included in this annual report. In addition, as of February 9, 2024, following a number of interest rates swaps that we entered into, we have converted a total of $196.0 million of such debt from floating benchmark rate to an average fixed rate of 0.48 bps with average maturity of 1.3 years. Our debt agreements contain financial covenants and undertakings requiring us to maintain various ratios. We believe that our current cash balance, and our operating cash flows to be generated over the short-term period will be sufficient to meet our 2024 liquidity needs and at least through the end of the first quarter of 2025, including funding the operations of our fleet, capital expenditure requirements and any other present financial requirements including the payments for our newbuilding contracts and cost for the installation of ESD. In addition, we may sell and issue shares under our two effective At-the-Market offering programs of up to $150.0 million at any time and from time to time. As of February 9, 2024, cumulative gross proceeds under our At-the-Market offering programs were $33.6 million. We may seek additional indebtedness to finance future vessel acquisitions and newbuilding vessels in order to maintain our cash position or to refinance our existing debt in more favorable terms. Our practice has been to fund the cash portion of the acquisition or construction of dry bulk carriers using a combination of funds from operations and bank debt or lease financing secured by mortgages or title of ownership on our dry bulk carriers held by the relevant lenders, respectively. We may also use the proceeds from potential equity or debt offerings to finance future vessel acquisitions and newbuilding vessels. Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer dry bulk carriers and the selective sale of older dry bulk carriers. These acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms. However our ability to obtain bank or lease financing, to refinance our existing debt or to access the capital markets for offerings in the future, may be limited by our financial condition at the time of any such financing or offering, including the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, weakness in the financial and equity markets and contingencies and uncertainties, that are beyond our control. Our liquidity is also impacted by our dividend policy (see “Item 8. Financial Information –– A. Consolidated statements and other financial information — Dividend Policy”).

When COVID-19 initially emerged, COVID-19 resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. However, the reopening of the global economy and consequent increased demand across all key dry bulk commodities has positively affected our revenues. There continues to uncertainty relating to how COVID-19 will evolve, the evolution and emergence of existing and future variants, the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public’s and government’s responses to such measures. A resurgence of COVID-19 and any significant disruption of wide-scale vaccine distribution could have a material adverse effect on the Company’s business, results of operations, cash flows, financial condition, the carrying value of the Company’s assets, the fair values of the Company’s vessels, and the Company’s ability to pay dividends.

Cash Flows

Cash and cash equivalents as of December 31, 2023 were $227.5 million, compared to $269.8 million as of December 31, 2022. We define working capital as current assets minus current liabilities, including the current portion of long-term bank loans and lease financing. Our working capital surplus as of December 31, 2023 and 2022 was $95.0 million and $219.5 million, respectively. The decrease in working capital surplus is primarily attributable to the combination of increased short-term debt repayments due and decrease of cash and cash equivalents (including restricted cash, current) due to lower market rates and inflationary pressure prevailing during the year 2023.

As of December 31, 2023, and 2022, we were required to maintain minimum liquidity, not legally restricted, of $58.0 million and $64.0 million, respectively, which is included within “Cash and cash equivalents” in the 2023 and 2022 balance sheets, respectively. In addition, as of December 31, 2023 and 2022, we were required to maintain minimum liquidity, legally restricted, of $34.3 million and of $16.6 million, respectively, which is included within “Restricted cash” in the 2023 and 2022 balance sheets, respectively. The increase is mainly due to increased required additional collateral of $13.5 million, as of December 31, 2023, under certain of our derivative financial instruments based on the level of the open position under such financial instruments, compared to $2.2 million required as of December 31, 2022 which are included within “Restricted cash, current” in the consolidated balance sheets.

Year ended December 31, 2023 compared to the year ended December 31, 2022

Net Cash Provided By / (Used In) Operating Activities

Net cash provided by operating activities for the twelve months ended December 31, 2023 and 2022 was $335.8 million and $769.9 million, respectively. The variation is primarily attributable to the decrease in our operating income (excluding non-cash items) following the weaker market conditions in 2023, the increased interest payments and the inflationary pressure discussed above.

Net Cash Provided By / (Used In) Investing Activities

Net cash provided by investing activities for the year ended December 31, 2023 was $235.5 million, and net cash used in investing activities for the year ended December 31, 2022 was $20.9 million. The increase was primarily attributable to insurance proceeds received in connection with Star Pavlina’s constructive total loss of $55.0 million and vessel sale proceeds received of $196.0 million.

Net Cash Provided By / (Used In) Financing Activities

Net cash used in financing activities for the year ended December 31, 2023 and 2022 was $595.9 million and $936.0 million, respectively. The decrease was primarily driven by higher debt proceeds net of debt repayments and prepayments compared to 2022 by $209.9 million and lower dividend payments compared to 2022 by $510.6 million, counterbalanced by higher payments made in connection with the repurchase of common shares compared to 2022 of $373.0 million.

Year ended December 31, 2022 compared to the year ended December 31, 2021

For a discussion of the year ended December 31, 2022 compared to the year ended December 31, 2021, please refer to “Item 5. Operating and Financial Review and Prospects” in our 2022 20-F.

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

1.	ABN $115.0 million Facility (refinanced) - ABN $67.9 million Facility

On December 17, 2018, we entered into a loan agreement with ABN AMRO Bank N.V. (“ABN AMRO Bank”) (the “ABN $115.0 million Facility”), for an amount of up to $115.0 million available in four tranches. The first and the second tranche of $69.5 million and $7.9 million, respectively, were drawn on December 20, 2018. The first tranche was used to refinance the then existing indebtedness of the vessels Star Virginia, Star Scarlett, Star Jeannette and Star Audrey and the second tranche was used to partially finance the acquisition cost of the Star Bright. The remaining two tranches of $17.9 million each, were drawn in January 2019 and were used to partially finance the acquisition cost of the Star Marianne and Star Janni. The loan is secured by a first priority mortgage on the aforementioned vessels. On August 4, 2022, we entered into a new loan agreement with ABN AMRO Bank, in order to refinance the then outstanding amount of $67.9 million under the four tranches of the ABN $115.0 million Facility, (the “ABN $67.9 million Facility”). The ABN $67.9 million Facility provides for a lower margin and an extension of the final repayment date from December 2023 to June 2027 which is also secured by the seven vessels previously securing the ABN $115.0 million Facility. The repayment schedule of the outstanding amounts under the four tranches was amended as follows: i) the first tranche is repayable in 20 quarterly installments, with variable payments of the first 13 installments of $1.7 million, the fourteenth installment of $2.2 million, the next five installments of $3.3 million and the last installment of $4.6 million due in June 2027, ii) the second tranche is repayable in 14 equal quarterly installments of $0.3 million with the last installment due in December 2025 and iii) the third and the fourth tranches are repayable in 13 equal quarterly installments of $0.7 million each, with the last installments of $0.4 million each, both due in December 2025.

2.	Atradius Facility

On February 28, 2019, we entered into a loan agreement with ABN AMRO Bank (the “Atradius Facility”) for the financing of an amount of up to $36.6 million which was used to finance the acquisition and installation of scrubber equipment for 42 vessels. The financing is credit insured (85%) by Atradius Dutch State Business N.V. of the Netherlands (the “Atradius”). During 2019, three tranches of $33.3 million, in aggregate, were drawn and the last tranche of $3.3 million was drawn in January 2020. In September 2021, we prepaid an amount of $2.0 million, in connection with the vessels Star Despoina and Star Piera and the remaining six semi-annual installments were amended to $3.3 million, with the last installment due in June 2024. As of December 31, 2023, the Atradius Facility was secured by a second-priority mortgage on 18 vessels of our fleet.

3.	CEXIM $106.5 million Facility

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

4.	CEXIM Bank $57.6 million Facility

On December 1, 2020, we entered into a loan agreement with China Export-Import Bank (the “CEXIM Bank $57.6 million Facility”) for a loan amount of $57.6 million, which was drawn in four tranches in late December 2020 and used to refinance the outstanding amounts under a loan facility secured by the vessels Star Gina 2GR, Star Charis, Star Suzanna and a lease agreement secured by the vessel Star Wave. The first two tranches for Star Wave of $13.2 million and for Star Gina 2GR of $26.2 million, are repayable in 32 equal quarterly installments of $0.3 million and $0.7 million and a balloon payment of $2.6 million and $5.2 million, respectively, due in December 2028. The remaining two tranches of $9.1 million each, for Star Charis and Star Suzanna, are repayable in 32 equal quarterly installments of $0.3 million each. The facility matures in December 2028 and is secured by the four aforementioned vessels.

5.	SEB $39.0 million Facility

On January 22, 2021, we entered into a loan agreement with Skandinaviska Enskilda Banken AB (“SEB”) (the “SEB $39.0 million Facility”) for a loan amount of $39.0 million. The amount was drawn on January 25, 2021 and was used to finance the cash consideration for the three Capesize dry bulk vessels acquired from E.R. Capital Holding GmbH & Cie. KG, which were delivered to us on January 26, 2021. The SEB $39.0 million Facility is repayable in 20 equal quarterly principal payments of $1.95 million with the last installment due in January 2026 and is secured by the vessels Star Bueno, Star Borneo and Star Marilena.

6.	DNB $107.5 million Facility

On September 28, 2021, we entered into an agreement with DNB Bank ASA (“DNB”) for a term loan with one drawing in an amount of up to $107.5 million (the “DNB $107.5 million Facility”). On September 29, 2021, the maximum amount was drawn and used to refinance the aggregate outstanding amount under three then existing facilities. The DNB $107.5 million Facility is repayable in 20 equal quarterly principal payments of $3.7 million and a balloon payment of $33.4 million payable together with the last installment due in September 2026. During 2023, the following amounts were prepaid: i) $26.2 million in aggregate in connection with the sale of the vessels Star Borealis and Star Polaris and ii) $8.0 million in connection with the sale of the vessel Star Glory. Following the aforementioned prepayments, the quarterly installments and the balloon payment were amended to $2.2 million and $19.7 million, respectively. As of December 31, 2023, the DNB $107.5 million Facility is secured by the vessels Star Luna, Star Astrid, Star Genesis, Star Electra and Star Monica.

7.	ABN AMRO $97.1 million Facility

On October 27, 2021, we entered into an agreement with ABN AMRO Bank, (the “ABN AMRO $97.1 million Facility”) for a loan facility of up to $97.1 million. The amount of $97.1 million was drawn on October 29, 2021 and was used to refinance the outstanding amount under the then existing facility. The ABN AMRO $97.1 million Facility was available in two tranches, one of $68.95 million which is repayable in 20 equal quarterly principal payments of $2.25 million and a balloon payment of $23.95 million payable together with the last installment due in October 2026 and one of $28.2 million which is repayable in 12 equal quarterly principal payments of $2.35 million, maturing in October 2024. The ABN AMRO $97.1 million Facility is secured by the vessels Star Pauline, Star Angie, Star Sophia, Star Georgia, Star Kamila and Star Nina, Star Eva, Star Paola, Star Aphrodite, Star Lydia and Star Nicole.

8.	Credit Agricole $62.0 million Facility

On October 29, 2021, we entered into a loan agreement with Credit Agricole Corporate and Investment Bank (the “Credit Agricole $62.0 million Facility”) for the financing of an aggregate amount of $62.0 million, to refinance the aggregate outstanding amount under two then existing loan agreements and to prepay an amount of $2.0 million under the Atradius Facility in connection with the vessels Star Despoina and Star Piera. The amount of $62.0 million was drawn on November 2, 2021 and is repayable in 20 quarterly installments of which the first three will be of $3.0 million and the following 17 of $2.6 million and a balloon payment of $8.8 million, payable together with the last installment due in November 2026. The Credit Agricole $62.0 million Facility is secured by the vessels Star Martha, Star Sky, Stardust, Star Despoina and Star Piera.

9.	Increased Financing by $15.0 million and $62.0 million - ING Facility

On September 20, 2023, we entered into a fifth amended and restated agreement relating to an original facility agreement with ING Bank N.V., London Branch (“ING”) dated September 28, 2018 (the “ING Facility”) in order to increase the financing by $15.0 million and to include the ship owning company of the vessel Star Lutas as an additional borrower. The additional financing amount of $15.0 million which was drawn in September 2023 and was used to refinance the outstanding amount under the lease agreement with SK Shipholding S.A. of the vessel Star Lutas (discussed below), is repayable in 20 quarterly installments of $0.4 million and a balloon payment of $6.9 million, payable together with the last installment due in September 2028. On November 23, 2023, we entered into a sixth amended and restated agreement in order to increase the financing by up to $125.0 million. In November 2023, an amount of $62.0 million was drawn which was used to finance part of the Second Oaktree Share Repurchase (as defined below). In December 2023, an amount of $3.5 million was prepaid and the remaining outstanding loan amount of $58.5 million is repayable in one balloon payment due in November 2024. Prior to the abovementioned drawdowns under the ING Facility, the following financing amounts have also been drawn: i) in October 2018, two tranches of $22.5 million each, which are repayable in 28 equal consecutive quarterly installments of $0.5 million and a balloon payment of $9.4 million payable together with the last installment and were used to refinance the outstanding amount under the then existing loan agreement of the vessels Peloreus and Leviathan, ii) in July 2019, two tranches of $1.4 million each, which are repayable in 16 equal consecutive quarterly installments of $0.1 million each, and which were used to finance the acquisition and installation of scrubber equipment for the vessels Peloreus and Leviathan, iii) in March 2019 and April 2019 two tranches of $32.1 million and $17.4 million, respectively, which were repayable in 28 equal consecutive quarterly principal payments of $0.5 million and $0.3 million, plus a balloon payment of $17.1 million and $8.7 million, respectively, both due in seven years after the drawdown date, and which were used to refinance the outstanding amounts under the then existing lease agreements of the vessels Star Magnanimus and Star Alessia, iv) in May 2019 and November 2019, two tranches of $1.4 million each, which were repayable in 16 equal consecutive quarterly installments of $0.1 million each, and were used to finance the acquisition and installation of scrubber equipment for the vessels Star Magnanimus and Star Alessia, v) in July 2020, six tranches of a total amount of $70.0 million, which are repayable in 24 equal consecutive quarterly principal payments and were used to refinance all outstanding amounts under the lease agreements with CMBL of the vessels Star Claudine, Star Ophelia, Star Lyra, Star Bianca, Star Flame and Star Mona, and vi) in August 2021, two tranches of $20.0 million each, which are repayable in 20 equal consecutive quarterly principal payments of $0.3 million plus a balloon payment of $14.1 million due five years after their drawdown and were used to finance part of the acquisition cost of the vessels Star Elizabeth and Star Pavlina. In March 2023, we prepaid an amount of $18.2 million, corresponding to the outstanding loan amount of the vessel Star Pavlina following the vessel’s constructive total loss (as discussed above) and in June 2022, nine tranches ranging from $9.9 million to $12.4 million, which are repayable in 20 equal quarterly principal payments ranging from $0.3 million to $0.4 million plus a balloon payment ranging from $1.6 million to $6.9 million due five years after their drawdown, and which were used in order to refinance the amounts under the then existing lease agreements with CMBL of the seven vessels acquired from Eneti Inc. and the Star Vega and to refinance the then outstanding loan amount of the vessel Madredeus. In November 2023, we prepaid an amount of $9.1 million, corresponding to the outstanding loan amount of the vessel Star Athena following the vessel’s sale. As of December 31, 2023, following the prepayment of the outstanding loan amounts of the vessel Star Pavlina in connection with the vessel’s total loss and of the vessel Star Athena in connection with its sale, the ING Facility is secured by the vessels Peloreus, Leviathan, Star Magnanimus, Star Alessia, Star Claudine, Star Ophelia, Star Lyra, Star Bianca, Star Flame, Star Mona, Star Elizabeth, Madredeus, Star Vega, Star Capoeira, Star Carioca, Star Subaru, Star Bovarius, Star Lambada, Star Macarena and Star Lutas.

10.	Citi $100.0 million Facility

On July 5, 2022, we entered into a loan agreement with Citibank N.A., London Branch (“Citibank”) (the “Citi $100.0 million Facility”) for a loan of up to $100.0 million in two tranches. The first tranche of $48.3 million was drawn on July 18, 2022 and used to replenish the funds used for the extinguishment of the amount under the then existing lease agreements with CMBL for the vessels Star Sirius, Laura, Idee Fixe, Kaley and Roberta. The second tranche of $51.7 million was drawn on August 29, 2022, in order to refinance the amount under the then existing lease agreements with CMBL of the vessels Star Apus, Star Cleo, Star Columba, Star Dorado, Star Hydrus, Star Pegasus and Star Pyxis. In June 2023, an amount of $6.3 million was prepaid in connection with the sale of the vessel Star Columba. Each tranche is repayable in 20 equal quarterly principal payments of $1.3 million and balloon payments of $23.2 million and $24.8 million, respectively, payable together with the last installments due in July 2027. Following the aforementioned prepayment, the principal payment and the balloon payment of the second tranche was amended to $1.2 million and $21.5 million, respectively. As of December 31, 2023, following the sale of the Star Columba, the Citi $100.0 million Facility is secured by the 11 aforementioned vessels.

11.	SEB $42.0 million Facility

On August 3, 2022, we entered into a loan agreement with SEB (the “SEB $42.0 million Facility”) for a loan amount of up to $42.0 million in three tranches, which were drawn on the same date. The first two tranches of $12.8 million and $13.5 million were used to refinance the then aggregate outstanding loan amount of the vessels Amami and Mercurial Virgo and the third tranche of $15.7 million was used to refinance the then outstanding loan amount of the vessel Star Calypso. Each tranche is repayable in 20 equal quarterly principal payments of $0.4 million and a balloon payment ranging from $5.7 million to $7.0 million, payable together with the last installment due in August 2027. The SEB $42.0 million Facility is secured by the three aforementioned vessels.

12.	CTBC $25.0 million Facility

On November 22, 2022, we entered into a loan agreement with CTBC (the “CTBC $25.0 million Facility”), for an amount of up to $25.0 million, which was drawn on November 30, 2022 and used to refinance the outstanding amount under the then lease agreement of the vessel Star Libra. The facility is repayable in 20 quarterly principal payments of $0.6 million and a balloon payment of $13.8 million payable simultaneously with the last quarterly installment, which is due in November 2027. The CTBC $25.0 million Facility is secured by the vessel Star Libra.

13.	NTT $24.0 million Facility

On December 8, 2022, we entered into a loan agreement with a wholly owned subsidiary of NTT Finance Corporation (the “NTT $24.0 million Facility”) for an amount of $24.0 million. The amount was drawn on December 16, 2022 and used to refinance the then outstanding loan amount of the Star Virgo. The facility is repayable in 20 quarterly principal payments of $0.6 million and a balloon payment of $12.0 million, which is due in December 2027. The NTT $24.0 million Facility is secured by the vessel Star Virgo.

14.	ABN AMRO $24.0 million Facility

On December 19, 2022, we entered into a loan agreement with ABN AMRO Bank (the “ABN AMRO $24.0 million Facility”) for an amount of $24.0 million. The amount was drawn on December 22, 2022 and used to refinance the then outstanding loan amount of the vessel Star Sienna. The facility is repayable in 20 quarterly principal payments of $0.5 million and a balloon payment of $14.0 million, which is due in December 2027. The ABN AMRO $24.0 million Facility is secured by the vessel Star Sienna.

15.	Standard Chartered $47.0 million Facility

On December 29, 2022, we entered into a loan agreement with Standard Chartered Bank (the “Standard Chartered $47.0 million Facility”) for an amount of $47.0 million. The facility was available in two tranches of $22.8 million and $24.2 million which were drawn in January 2023 and were used to replenish cash used to repay the then aggregate outstanding loan amount of the vessels Star Marisa and Star Laetitia. Each tranche is repayable in 20 equal consecutive, quarterly principal payments of $0.5 million and a balloon payment of $13.3 million and $14.9 million, respectively, payable simultaneously with the last installments, which are due in December 2027. The Standard Chartered $47.0 million Facility is secured by the two aforementioned vessels.

16.	Nordea $50.0 million Facility

On July 10, 2023, we entered into a loan agreement with Nordea Bank Abp for a loan amount of up to $50.0 million (the “Nordea $50.0 million Facility”). The facility amount was drawn on July 12, 2023 and was used to replenish the funds used in May 2023 to prepay the aggregate outstanding loan amount of $42.3 million under the DSF $55.0 million Facility (as discussed below) of the vessels Star Eleni and Star Leo. The Nordea $50.0 million Facility was drawn in two equal tranches, each repayable in 20 equal consecutive quarterly installments of $0.5 million and a balloon payment of $14.1 million and $14.4 million, respectively, both due in July 2028, along with the last installments. The loan is secured by first priority mortgages on the vessels Star Eleni and Star Leo.

17.	SEB $30.0 million Facility

On May 25, 2023, we entered into a loan agreement with Skandinaviska Enskilda Banken AB for a loan amount of up to $30.0 million (the “SEB $30.0 million Facility”). The facility amount was drawn on May 30, 2023 and was used to replenish the funds used in May 2023 to prepay the outstanding loan amount of $13.1 million under the NTT Facility of the vessel Star Aquarius, and the outstanding lease amount of the vessel Star Pisces (as discussed below). The SEB $30.0 million Facility was drawn in two equal tranches, each repayable in 20 equal consecutive quarterly installments of $0.4 million and a balloon payment of $6.8 million due in May 2028, along with the last installment. The loan is secured by first priority mortgages on the vessels Star Aquarius and Star Pisces.

18.	ESUN $140.0 million Facility

On September 26, 2023, we entered into a syndicated loan facility with E.SUN commercial Bank Ltd. as agent for an amount of $140.0 million (the “ESUN $140.0 million Facility”). The facility amount of $140.0 million was drawn on October 4, 2023. The ESUN $140.0 million Facility is repayable in 28 equal consecutive quarterly installments of $3.8 million and a balloon payment of $32.9 million, due in October 2030, along with the last installment. The loan is secured by first priority mortgages on the vessels Mackenzie, Kennadi, Honey Badger, Wolverine, Star Antares, Gargantua, Goliath and Maharaj, which were previously under the SPDB Financial Leasing Co. Ltd and ICBC Financial Leasing Co. Ltd lease agreements (as discussed below).

19.	CTBC $50.0 million Facility

On November 23, 2023, we entered into a loan agreement with CTBC Bank Co., Ltd for a loan amount of up to $50.0 million (the “CTBC $50.0 million Facility”). The facility amount was drawn on November 29, 2023 and was used to refinance the outstanding loan amount of i) $22.6 million under the CTBC Facility of the vessel Star Karlie (as discussed below) and ii) $26.0 million under the E.SUN Facility of the vessel Star Ariadne (as discussed below). The CTBC $50.0 million Facility was drawn in two tranches of $24.0 million and $26.0 million, respectively. Each tranche is repayable in 20 equal consecutive quarterly installments of $0.5 million and $0.6 million, respectively and balloon payments of $13.2 million and $14.3 million, respectively, due in November 2028, along with the last installments. The loan is secured by first priority mortgages on the vessels Star Karlie and Star Ariadne.

20.	NBG $151.1 million Facility

On November 28, 2023, we entered into a loan agreement with the National Bank of Greece for a loan amount of up to $151.1 million (the “NBG $151.1 million Facility”). The facility amount was drawn on November 29, 2023 and was used to refinance the outstanding loan amount of $81.1 million under the NBG $125.0 million Facility (described below) and the remaining amount was used to partially finance the Second Oaktree Share Repurchase. The NBG $151.1 million Facility is repayable in 12 consecutive quarterly installments, the first four of which are $5.6 million each and the remaining eight of which are $7.6 million each, and a balloon payment of $67.9 million due in November 2026, along with the last installment. The loan is secured by first priority mortgages on the vessels previously under the NBG $125.0 million Facility and additionally on the vessels Star Omicron, Kymopolia, Pendulum, Star Emily, Strange Attractor, Star Iris and Diva.

21.	Refinancing in Connection with the Eagle Merger

In March 2024, the Company entered into committed term sheets with i) ING for a loan amount of up to $94.0 million (the “ING $94.0 million Facility”) , ii) ABN AMRO Bank, for a loan amount of up to $94.1 million (the “ABN AMRO $94.1 million Facility”), iii) DNB, for a loan amount of up to $100.0 million (the “DNB $100.0 million Facility) and iv) E.SUN commercial Bank Ltd, for a loan amount of up to $100.0 million (the “ESUN $100.0 million Facility”). All four facilities are expected to be drawn on or around the date that the Eagle Merger completion occurs, in order to refinance an existing senior secured facility of Eagle. The facilities will be secured by first priority mortgages on the 50 vessels of Eagle and their final maturities will range from 5 years to 7 years.

Facilities Repaid in 2023

1.	E.SUN Facility

On January 31, 2019, we entered into a loan agreement with E. SUN Commercial Bank, Hong Kong branch, (“the E.SUN Facility”), for the financing of an amount of up to $37.1 million which was drawn on March 1, 2019 and was used to refinance the outstanding amount under the then existing lease agreement of the vessel Star Ariadne. In November 2023, the E.SUN Facility was repaid in full using funds received under the CTBC $50.0 million Facility, as described above.

2.	CTBC Facility

On May 24, 2019, we entered into a loan agreement with CTBC (the “CTBC Facility”) for an amount of $35.0 million, which was drawn on May 31, 2019 and was used to refinance the outstanding amount under the then existing lease agreement of the vessel Star Karlie. In November 2023, CTBC Facility was repaid in full using funds received under the CTBC $50.0 million Facility, as described above.

3.	NTT Facility

On July 31, 2019, we entered into a loan agreement with a wholly owned subsidiary of NTT Finance Corporation (the “NTT Facility”), for an amount of $17.5 million which was drawn in August 2019 and was used to refinance the then outstanding loan amount of the vessel Star Aquarius. In May 2023, the NTT Facility was repaid in full using funds received under the SEB $30.0 million Facility, as described above.

4.	DSF $55.0 million Facility

On March 26, 2020, we entered into a loan agreement with Danish Ship Finance A/S (the “DSF $55.0 million Facility”) for an amount of up to $55.0 million. The facility was available in two tranches of $27.5 million each, both of which were drawn on March 30, 2020 and used to refinance the outstanding amounts under the lease agreements of the vessels Star Eleni and Star Leo. In May 2023, the DSF $55.0 million Facility was repaid in full using funds received under the Nordea $50.0 million Facility, as described above.

5.	NBG $125.0 million Facility

On June 24, 2021, we entered into an agreement with the National Bank of Greece for a term loan with one drawing in an amount of up to $125.0 million (the “NBG $125.0 million Facility”). On June 28, 2021, we drew down the amount of $125.0 million in order to refinance the outstanding amount under the then existing facility. In September 2022 and November 2023, an amount of $5.5 million and $5.3 million, respectively, were prepaid in connection with the sale of the vessels Strange Attractor and Star Jennifer. In November 2023, the NBG $125.0 million Facility was repaid in full using funds received under the NBG $151.1 million Facility, as described above. Prior to its repayment the facility was secured by the vessels Big Bang, Big Fish, Pantagruel, Star Nasia, Star Danai, Star Renee, Star Markella, Star Laura, Star Moira, Star Mariella, Star Helena, Star Maria, Star Triumph, Star Angelina and Star Gwyneth.

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

As of December 31, 2023, we were in compliance with the applicable financial and other covenants contained in our debt agreements.

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

On July 10, 2019, we entered into an agreement to sell Star Challenger to Kyowa Sansho Co. Ltd. and simultaneously entered into an eleven-year bareboat charter for the vessel. The amount of $15.0 million provided under the agreement was used to pay the remaining amount under the then existing loan agreement. Pursuant to the terms of the bareboat charter, we pay a daily bareboat charter hire rate monthly plus a variable amount and we have an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to us at a pre-determined, amortizing purchase price. We also have an obligation to purchase the vessel at the expiration of the bareboat term.

Bareboat Lease Agreements Repaid in 2023

On March 29, 2019, we entered into an agreement to sell Star Pisces to SK Shipholding S.A. and simultaneously entered into a seven-year bareboat charter for the vessel. The amount of $19.1 million provided under the agreement which was concluded in April 2019, was used to pay the remaining amount under the then existing loan agreement. In May 2023, we repaid the outstanding amount under the lease agreement using the funds received under the SEB $30.0 million Facility (as discussed above).

On September 3, 2020, we entered into an agreement to sell Star Lutas to SK Shipholding S.A. and simultaneously entered into a seven-year bareboat charter for the vessel. The amount of $16.0 million provided under the agreement which was received on September 18, 2020, was used to pay the remaining amount under the then existing loan agreement. In September 2023, we repaid the outstanding amount under the lease agreement using the funds received under the ING Facility (as discussed above).

On September 21, 2020, we entered into sale and leaseback agreements with SPDB Financial Leasing Co. Ltd for the vessels Mackenzie, Kennadi, Honey Badger, Wolverine and Star Antares. In September 2020, an aggregate amount of $76.5 million was received pursuant to the five sale and leaseback agreements, which was used to pay the remaining amount under the then existing loan facility. In September 2023, we repaid the outstanding amount under the lease agreements using the funds received under the ESUN $140.0 million Facility.

On September 25, 2020, we entered into sale and leaseback agreements with ICBC Financial Leasing Co., Ltd. for the vessels Gargantua, Goliath and Maharaj. An aggregate amount of $93.2 million was received on September 29, 2020, pursuant to the three sale and leaseback agreements, which was used to pay the remaining amount under the then existing loan facility. In September 2023, we repaid the outstanding amount under the lease agreements using the funds received under the ESUN $140.0 million Facility.

Some of our bareboat lease agreements contain financial covenants similar to those included in our credit facilities described above.

At-the-Market Offering Programs

On July 1, 2021, we entered into two “At-the-Market” offering programs, one with Jefferies LLC, “Jefferies”, and one with Deutsche Bank Securities Inc., “Deutsche Bank” and together with Jefferies, the “Sales Agents”. In accordance with the terms of the at-the-market sale agreements with Jefferies and Deutsche Bank, we may offer and sell a number of our common shares, having an aggregate offering price of up to $150.0 million, at any time and from time to time through the Sales Agents, as agent or principal. We intend to use the net proceeds from any sales under the two “At-the-Market” offering programs for capital expenditures, working capital, debt repayment, funding for vessel and other asset or share acquisitions or for other general corporate purposes, or a combination thereof. As of the date of this annual report, cumulative gross proceeds under our At-the-Market offering programs were $33.6 million.

Oaktree Share Repurchases

On September 21, 2023 and on October 30, 2023, we agreed to repurchase 10.0 million of our common shares at a price of $18.50 per common share (the “First Oaktree Share Repurchase”) and 10.0 million of our common shares at a price of $19.50 per common share (the “Second Oaktree Share Repurchase”, and together with the First Oaktree Share Repurchase, the “Oaktree Share Repurchases”), respectively from affiliates of Oaktree. The First Oaktree Share Repurchase was completed in early October with the 10.0 million repurchased shares being withdrawn and cancelled. As a result of the closing of the First Oaktree Share Repurchase, the aggregate ownership of Oaktree and its affiliated funds (collectively, the “Oaktree Shareholders”) in the Company was reduced from approximately 25.2% of the Company’s outstanding common stock to approximately 17.2% and the number of directors that the Oaktree Shareholders was entitled to nominate pursuant to the Oaktree Shareholders Agreement, was reduced from three directors to two directors, and Oaktree caused Mr. Ryan Lee, one of Oaktree’s designee directors, to resign. The closing of the Second Oaktree Share Repurchase occurred in early December with the 10.0 million repurchased shares being withdrawn and cancelled. As a result of the closing of the Second Oaktree Share Repurchase, the aggregate ownership of the Oaktree Shareholders in the Company was reduced from approximately 17.2% of the Company’s outstanding common stock to approximately 7.3% as of February 9, 2024, the number of directors that the Oaktree Shareholders are entitled to nominate pursuant to the Oaktree Shareholders Agreement was reduced from two directors to one director and Oaktree caused Ms. Katherine Ralph, one of Oaktree’s designee directors, to resign. The Oaktree Share Repurchases were funded by a combination of i) vessel sale proceeds at strong market levels, ii) cash on hand, iii) loan amounts drawn under the ING Facility and the NBG $151.1 million Facility (both described above) and iv) proceeds from sales under the two “At-the-Market” offering programs.

C.       Research and Development, Patents and Licenses

Not Applicable.

D.       Trend Information

Please see “Item 4. Information on the Company –– B. Business Overview” and the remaining part of this section “Item 5. Operating and Financial Review and Prospects.”

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

The future undiscounted net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent rate for the unfixed days over the estimated remaining economic life of each vessel, net of brokerage and address commissions. Estimates of the daily time charter equivalent rate for the unfixed days are based on the prevailing, as of end of each reporting period, FFA rates of the respective calendar year for each of the first three years, average of the FFA rate of the third year and the historical average market rate of similar size vessels for the fourth year, and historical average market rates of similar size vessels for the period thereafter. The expected cash inflows from charter revenues are based on an assumed fleet utilization rate of approximately 96.6% for the unfixed days, also taking into account expected technical off-hire days. In addition, in light of our investment in EGCS, an estimate of an additional daily revenue for each scrubber-fitted vessel was also included, reflecting additional compensation from charterers due to the fuel cost savings that these vessels provide. In assessing expected future cash outflows, management forecasts vessel operating expenses, which are based on our internal budget for the first annual period, and thereafter assume an annual inflation rate of up to 3.7% (escalating to such level during the first three- year period and capped at the thirteenth year thereafter), management fees and vessel expected maintenance costs (for dry docking and special surveys). The estimated salvage value of each vessel is $400 per light weight ton, in accordance with our vessel depreciation policy. We use a probability weighted approach for developing estimates of future cash flows used to test our vessels for recoverability when alternative courses of action are under consideration (i.e. sale or continuing operation of a vessel). If our estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value with a charge recorded in earnings.

Using the framework for estimating future undiscounted net operating cash flows described above, we completed our impairment analysis for the years ended December 31, 2022 and 2023, for those operating vessels whose carrying values were above their respective market values. Our impairment analysis as of December 31, 2022 and 2023, indicated that the carrying amount of our vessels was recoverable, and therefore concluded that no impairment charge was necessary.

Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective. To minimize such subjectivity, our analysis for the year ended December 31, 2023 also involved sensitivity analysis to the model input we believe is most important, being the historical rates. In particular, in terms of our estimates for the charter rates for the unfixed period, we consider that the FFA as of December 31, 2023, which is applied in our model for the first three years period, approximates the levels of charter rates at which the Company could fix all of its unfixed vessels currently, should management opt for a fully hedged chartering strategy over the next three years. We, however, sensitized our model with regards to freight rate assumptions for the unfixed period beyond the first three years and until the end of the remaining useful life. Our sensitivity analysis revealed that, to the extent the historical rates would not decline by more than a range of 24% to 81%, depending on the vessel, we would not be required to recognize additional impairment.

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

Effective January 1, 2023, following management’s reassessment of the residual value of our vessels, we increased the estimated scrap rate per lightweight ton from $300 to $400. The current value of $400 was based on the historical average demolition prices prevailing in the market in the last 20 years. The change in this accounting estimate, which pursuant to ASC 250 “Accounting Changes and Error Corrections” was applied prospectively and did not require retrospective application, decreased the depreciation expense and increased the net income for the year ended December 31, 2023 by $14.8 million or $0.15 per basic and diluted share.

Our Fleet - Illustrative Comparison of Possible Excess of Carrying Value over Estimated Charter-Free Market Value of Certain Vessels

In “Item 5. Operating and Financial Review and Prospects - E. Critical Accounting Estimates - Impairment of long-lived assets,” we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value. We would, however, not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted net operating cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

The table set forth below indicates: (i) the carrying value of each of our vessels as of December 31, 2022 and 2023, and (ii) which of our vessels we believe have a market value below their carrying value. As of December 31, 2023, we have 9 out of our 116 operating vessels (including one vessel held for sale) (14 out of 128 of our operating vessels as of December 31, 2022) that we believe have a market value below their carrying value. The aggregate difference between the carrying value of these vessels and their market value of $14.8 million ($66.4 million in 2022), represents the amount by which we believe we would have to reduce our net income if we sold these vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2023. However, we are not holding our vessels for sale, unless expressly stated.

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

Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2022 (in millions of U.S dollars)		Carrying Value as of December 31, 2023 (in millions of U.S dollars)
Gargantua	209,529	2015	48	**	45	*
Star Gina 2GR	209,475	2016	34		32
Maharaj	209,472	2015	50	**	46	*
Goliath	209,537	2015	50	**	45	*
Star Leo	207,939	2018	47		45
Star Laetitia	207,896	2017	43		42
Star Ariadne	207,812	2017	47		45
Star Virgo	207,810	2017	45		43
Star Libra	207,765	2016	46	**	44
Star Sienna	207,721	2017	43		42
Star Marisa	207,709	2016	47	**	45
Star Karlie	207,566	2016	45		43
Star Eleni	207,555	2018	40		39
Star Magnanimus	207,526	2018	49		47
Debbie H	206,861	2019	46		45
Star Ayesha	206,852	2019	47		45
Katie K	206,839	2019	46		45
Leviathan	182,511	2014	30		29
Peloreus	182,496	2014	30		29
Star Claudine	181,258	2011	28		27
Star Ophelia	180,716	2010	26		26
Star Pauline	180,274	2008	22		22
Star Martha	180,274	2010	33	**	31	*
Pantagruel	180,181	2004	21	**	19	*
Star Polaris (3)	179,648	2011	37	**	-
Star Borealis (3)	179,601	2011	37	**	-
Star Lyra	179,147	2009	24		23
Star Borneo	178,978	2010	20		19
Star Bueno	178,978	2010	20		19
Star Marilena	178,978	2010	20		19
Star Janni	178,978	2010	23		22
Star Marianne	178,906	2010	20		20
Star Angie	177,931	2007	26	**	25	*
Big Fish (1)	177,620	2004	21	**	15
Kymopolia	176,990	2006	25	**	23	*
Star Triumph	176,343	2004	13		12
Star Scarlett	175,649	2014	32		31	*
Star Audrey (2)	175,125	2011	26	**	25
Big Bang (2)	174,109	2007	27	**	19
Star Paola	115,259	2011	20		19
Star Eva	106,659	2012	19		19
Amami	98,681	2011	22		21
Madredeus	98,681	2011	22		21
Star Sirius	98,681	2011	22		22
Star Vega	98,681	2011	22		22
Star Aphrodite	92,006	2011	19		18
Star Piera	91,951	2010	17		17
Star Despoina	91,951	2010	17		17
Star Kamila	82,769	2005	14		13
Star Electra	83,494	2011	18		18
Star Angelina	82,981	2006	16		15
Star Gwyneth	82,790	2006	17		16	*
Star Luna	82,687	2008	14		14
Star Bianca	82,672	2008	15		14
Pendulum	82,619	2006	15		14
Star Maria	82,598	2007	13		12
Star Markella	82,594	2007	15		14
Star Jeanette	82,566	2014	22		21
Star Danai	82,574	2006	14		14

Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2022 (in millions of U.S dollars)	Carrying Value as of December 31, 2023 (in millions of U.S dollars)
Star Elizabeth	82,403	2021	26	25
Star Pavlina (4)	82,361	2021	26	-
Star Georgia	82,298	2006	13	12
Star Sophia	82,269	2007	14	13
Star Mariella	82,266	2006	15	14
Star Moira	82,257	2006	13	12
Star Renee	82,221	2006	12	11
Star Laura	82,209	2006	11	11
Star Nasia	82,220	2006	16	14
Star Nina	82,224	2006	12	11
Star Jennifer (3)	82,192	2006	10	-
Star Mona	82,188	2012	19	18
Star Astrid	82,158	2012	19	18
Star Helena	82,187	2006	12	11
Star Alessia	81,944	2017	26	25
Star Calypso	81,918	2014	21	20
Star Suzanna	81,711	2013	15	15
Star Charis	81,711	2013	15	14
Mercurial Virgo	81,545	2013	21	21
Stardust	81,502	2011	19	18
Star Sky	81,466	2010	18	17
Star Lambada	81,272	2016	21	20
Star Capoeira	81,253	2015	20	20
Star Carioca	81,262	2015	20	20
Star Macarena	81,198	2016	21	21
Star Lydia	81,187	2013	21	20
Star Nicole	81,120	2013	21	20
Star Virginia	81,061	2015	23	22
Star Genesis	80,705	2010	18	17
Star Flame	80,448	2011	18	17
Star Iris	76,466	2004	13	12
Star Emily	76,417	2004	12	11
Idee Fixe	63,458	2015	24	23
Roberta	63,426	2015	24	23
Laura	63,399	2015	24	23
Star Athena (3)	63,371	2015	19	-
Kaley	63,283	2015	24	24
Kennadi	63,262	2016	25	24
Mackenzie	63,226	2016	16	16
Star Apus	63,123	2014	17	16
Star Bovarius (2)	61,602	2015	18	18
Star Subaru	61,571	2015	18	18
Star Wave	61,491	2017	24	23
Star Challenger	61,462	2012	22	21
Star Fighter	61,455	2013	21	21
Honey Badger	61,320	2015	25	23
Star Lutas	61,347	2016	24	23

Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2022 (in millions of U.S dollars)	Carrying Value as of December 31, 2023 (in millions of U.S dollars)
Wolverine	61,292	2015	25	24
Star Antares	61,258	2015	24	22
Star Monica	60,935	2015	22	21
Star Aquarius	60,916	2015	19	18
Star Pisces	60,916	2015	19	18
Star Glory (2)	58,680	2012	15	14
Star Pyxis	56,615	2013	13	12
Star Hydrus	56,604	2013	12	12
Star Cleo	56,582	2013	13	12
Diva	56,582	2011	11	11
Star Centaurus (3)	56,559	2012	11	-
Star Hercules (3)	56,545	2012	12	-
Star Pegasus	56,540	2013	12	12
Star Cepheus (3)	56,539	2012	12	-
Star Columba (3)	56,530	2012	12	-
Star Dorado (2)	56,507	2013	13	13
Star Aquila (3)	56,506	2012	12	-
Star Bright	55,569	2010	13	12
Strange Attractor	55,742	2006	14	13
Star Omicron	53,489	2005	11	10
Star Zeta (3)	52,994	2003	7	-
Star Theta (3)	52,425	2003	7	-
			2,882	2,554 (5)

(1)	Vessel held for sale as of December 31, 2023, as further described in Note 5 of our audited consolidated financial statements
(2)	Vessel agreed to be sold or was actively marketed as of December 31, 2023, as further described in Note 5 of our audited consolidated financial statements
(3)	Vessel sold and delivered to her new owners during the year ended December 31, 2023, as further described in Note 5 of our audited consolidated financial statements
(4)	Vessel accounted as a total loss during the year ended December 31, 2023, as further described in Note 5 of our audited consolidated financial statements
(5)	Total of $2,554 represents carrying values of 116 operating vessels (including one vessel held for sale) as of December 31, 2023

*  Indicates dry bulk carrier vessels for which we believe, as of December 31, 2023, the basic charter-free market value is lower than the vessel’s carrying value.

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

Messrs. Mahesh Balakrishnan and Nikolaos Karellis and Mss. Katherine Ralph and Eleni Vrettou were re-elected to the Board of Directors at the Company’s 2023 Annual Meeting of Shareholders held on May 8, 2023. Oaktree caused Mr. Ryan Lee and Ms. Katherine Ralph, two of Oaktree’s previously designee directors, to resign following the Oaktree Share Repurchases discussed above under “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources.

Our Board of Directors is comprised of nine Directors. Pursuant to the Eagle Merger Agreement, Star Bulk has agreed to cause, effective as of the Effective Time, one existing director of the Eagle board of directors as of the date of the Eagle Merger Agreement to be appointed to the Star Bulk Board of Directors.

Our directors and executive officers are as follows:

Name	Age	Position
Petros Pappas	71	Chief Executive Officer and Class C Director
Spyros Capralos	69	Non-Executive Chairman and Class B Director
Hamish Norton	65	President
Simos Spyrou	49	Co-Chief Financial Officer
Christos Begleris	42	Co-Chief Financial Officer
Nicos Rescos	52	Chief Operating Officer
Charis Plakantonaki	44	Chief Strategy Officer
Zenon Kleopas	69	Executive Vice President – Green Energy & Technology
Koert Erhardt	68	Class B Director
Mahesh Balakrishnan	41	Class A Director
Nikolaos Karellis	73	Class A Director
Arne Blystad	69	Class C Director
Raffaele Zagari	55	Class C Director
Sherman Lau	30	Class B Director
Eleni Vrettou	45	Class A Director

Petros Pappas, Chief Executive Officer and Director

Mr. Petros Pappas has served since July 2014 as our CEO and as a director on our Board of Directors. Mr. Pappas served from our inception up to July 2014 as our non-executive Chairman of the Board of Directors and director. He served as a member of our Board of Directors since its inception. Throughout his career as a principal and manager in the shipping industry, Mr. Pappas has been involved in hundreds of vessel acquisitions and disposals. In 1989, he founded Oceanbulk Maritime S.A., a dry cargo shipping company that has operated managed vessels aggregating as much as 1.6 million deadweight tons of cargo capacity. He also founded Oceanbulk Maritime S.A. affiliated companies, which are involved in the ownership and management sectors of the shipping industry. Mr. Pappas serves on the board of directors of the UK Defense Club, a leading insurance provider of legal defense services in the shipping industry worldwide and GARD P.&I. Ltd., a leading mutual insurance association, and is a member of the Union of Greek Ship Owners (UGS). Mr. Pappas received his B.A. in Economics and his MBA from The University of Michigan, Ann Arbor. Mr. Pappas was awarded the 2014 Lloyd’s List Greek Awards “Shipping Personality of the Year.”

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

Zenon Kleopas, Executive Vice President – Green Energy & Technology

Zenon Kleopas is our Executive Vice President - Green Energy & Technology of Star Bulk. He was actively involved in the acquisition of Star Bulk's fleet in 2007 and 2008. He has extensive experience in ship operations and supervising ship management through his continuous employment in shipping companies in the U.K. and Greece since 1980. Mr. Kleopas has worked for various shipping companies namely Victoria Steamship Co Ltd (London), Marship Corporation, Astron Maritime SA, Combine Marine Inc. and Oceanbulk Maritime SA. Before joining Star Bulk, Mr. Kleopas was the general manager of Combine Marine Inc. and the managing director of Oceanbulk Maritime SA. Mr. Kleopas received a B.Sc. degree in 1978 and a M.Sc. degree in 1980 from Glasgow University, in Naval Architecture & Ocean Engineering. He is a member of the Technical Chamber of Greece, the Royal Institution of Naval Architects (UK), the Marine Technical Managers' Association of Greece and the Hellenic Technical Committee of classification societies Bureau Veritas and RINA.

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

B.       Compensation of Directors and Senior Management

For the year ended December 31, 2023, aggregate compensation to our senior management was $2.6 million under the employment agreements. Non-employee directors of Star Bulk receive an annual cash retainer of $15,000, each. The chairman of the audit committee receives a fee of $15,000 per year and each of the audit committee members receives a fee of $7,500. Each chairman of our other standing committees receives an additional $5,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors or committees. We do not have a retirement plan for our officers or directors. The aggregate compensation of the Board of Directors for the year ended December 31, 2023 was approximately $0.2 million.

Employment and Consultancy Agreements

We are a party to employment and consultancy agreements with certain members of our senior management team. For a description of these agreements, see “Item 7. Major Shareholders and Related Party Transactions –– B. Related Party Transactions –– Consultancy Agreements.”

Equity Incentive Plans

On June 7, 2021, April 11, 2022 and May 16, 2023, our Board of Directors approved the 2021 Equity Incentive Plan (the “2021 Equity Incentive Plan”), the 2022 Equity Incentive Plan (the “ 2022 Equity Incentive Plan”), and the 2023 Equity Incentive Plan (the “2023 Equity Incentive Plan”) (collectively, the “Equity Incentive Plans”), respectively, under which our officers, key employees, directors, and consultants are eligible to receive options to acquire common shares, share appreciation rights, restricted shares and other share-based or share-denominated awards. We reserved a total of 515,000 common shares, 810,000 common shares and 631,500 common shares for issuance under the respective Equity Incentive Plans, subject to further adjustment for changes in capitalization as provided in the plans. The purpose of the Equity Incentive Plans is to encourage ownership of shares by, and to assist us in attracting, retaining and providing incentives to, our officers, key employees, directors and consultants, whose contributions to us are or may be important to our success and to align the interests of such persons with our shareholders. The various types of incentive awards that may be issued under the Equity Incentive Plans, enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business. The Equity Incentive Plans are administered by our compensation committee, or such other committee of our Board of Directors as may be designated by the board. The Equity Incentive Plans permit issuance of restricted shares, grants of options to purchase common shares, share appreciation rights, restricted shares, restricted share units and unrestricted shares.

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

The terms and conditions of the Equity Incentive Plans are substantially similar to those of the previous plans. As of February 9, 2024, there are 364,001 common shares unvested from the 2021, 2022, and 2023 Equity Incentive Plans.

During the years 2021, 2022, 2023 and up to February 9, 2024, pursuant to the Equity Incentive Plans, we have granted to certain directors and officers the following securities:

•	On June 7, 2021, 226,500 restricted shares of common shares were granted to certain of the Company’s directors and officers of which 113,250 restricted common shares vested in September 2021, 56,625 restricted common shares vested in June 2022 and the remaining 56,625 restricted common shares vest in June 2024.
•	On April 11, 2022, 535,005 restricted shares of common shares were granted to certain of the Company’s directors and officers of which 359,305 restricted common shares vested in October 2022, 87,850 restricted common shares vested in April 2023 and the remaining 87,850 restricted common shares vest in April 2025.
•	On May 16, 2023, 416,500 restricted shares of common shares were granted to certain of the Company’s directors and officers of which 279,500 restricted common shares vested in November 2023, 68,500 restricted common shares vest in May 2024 and the remaining 68,500 restricted common shares vest in May 2026.
• As of the date of this annual report, 72,959 common shares are available under the Equity Incentive Plans.

On June 7, 2021, our Board of Directors amended an incentive program that had been previously announced in January 2019 (the “Performance Incentive Program”) which provides for the issuance of shares pursuant to performance conditions being met. In particular, the amended program is triggered when our cumulative fuel cost savings, beginning from November 2019, exceed the threshold of $250 million (“Excess Savings”). The program expires on December 31, 2024. Upon the satisfaction of the above threshold, the Board of Directors shall award a percentage ranging between 5%-10%, at its discretion, of the annual Excess Savings, the value of which will be reflected in actual shares to key employees. For the years ended December 31, 2021, 2022 and 2023, we estimated the intrinsic value of the award based on the fuel market prices at each year end and assumed, based on our best estimate, a range between 5% and 7.5% of Excess Savings to be awarded by the Board of Directors, and as a result an amount of $1.2 million, $9.6 million and $8.8 million, respectively, was recognized and is included under “General and administrative expenses” in the consolidated income statements for the years ended December 31, 2021, 2022 and 2023. Based on 7.5% of the actual Excess Savings as of December 31, 2022, and the closing price of our common stock as of that date of $19.23, 450,000 common shares were awarded to key employees upon the approval of the Board of Directors which vested and were issued on February 27, 2023.

In addition, based on 7.5% of the actual Excess Savings as of December 31, 2023, and the closing price of our common stock as of that date of $21.26, 370,000 common shares were awarded to key employees upon the approval of the Board of Directors which vested and were issued on March 8, 2024.

C.       Board Practices

Our Board of Directors is divided into three classes with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The term of each class of directors expires as follows:

•	The term of the Class A directors expires in 2026;
•	The term of the Class B directors expires at the 2024 Annual General Meeting set for May 14, 2024; and
•	The term of the Class C directors expires in 2025.

Committees of the Board of Directors

Our audit committee which is currently comprised of two independent directors, is responsible for, among other things, (i) reviewing our accounting controls, (ii) making recommendations to the Board of Directors with respect to the engagement of our independent auditors and (iii) reviewing all related party transactions for potential conflicts of interest and all those related party transactions and subject to approval by our audit committee.

Our compensation committee, which is currently comprised of two independent directors, is responsible for, among other things, recommending to the Board of Directors our senior executive officers’ compensation and benefits.

Our nominating and corporate governance committee, which is currently comprised of two independent directors, is responsible for, among other things, (i) recommending to the Board of Directors nominees for director and directors for appointment to committees of the Board of Directors, and (ii) advising the Board of Directors with regard to corporate governance practices.

Our ESG Committee, which is currently comprised of three independent directors, is responsible for providing guidance and supporting the development of our ESG strategy, evaluating and recommending ESG initiatives and practices and ensuring that we promote and integrate environmental, social and governance matters into our strategy and core business operations. Additionally, our ESG Committee is responsible for helping us stay abreast of risks and opportunities for ESG and climate change related matters.

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

D.       Employees

As of December 31, 2023, we had 216 employees including our executive officers.

E.       Share Ownership

With respect to the total amount of common shares owned by all of our officers and directors, individually and as a group, see “Item 7. Major Shareholders and Related Party Transactions.”

F.       Board Diversity Matrix

The table below provides certain information regarding the diversity of our Board of Directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Greece
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	8	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	-
Did Not Disclose Demographic Background	8

Item 7.	Major Shareholders and Related Party Transactions

A.       Major Shareholders

The following table presents certain information as of February 9, 2024, February 16, 2023, and February 16, 2022 regarding the ownership of our common shares with respect to each shareholder, who we know to beneficially own more than five percent of our outstanding common shares, and our executive officers and directors.

	Common Shares Beneficially Owned as of
	February 9, 2024		February 16, 2023		February 16, 2022
Beneficial Owner (1)	Amount	Percentage	Amount	Percentage	Amount	Percentage
Oaktree Capital Group Holdings GP, LLC and certain of its advisory clients (2)	6,107,983	7.3%	26,067,483	25.3%	26,021,457	25.4%
AllianceBernstein L.P. (3)	5,352,768	6.4%	6,476,150	6.3%	n/a	n/a
Fidelity Management & Research	n/a	n/a	n/a	n/a	6,172,233	6.0%
Entities affiliated with Raffaele Zagari	2,123,500	2.5%	2,200,000	2.1%	3,517,889	3.4%
Entities affiliated with Petros Pappas	4,044,168	4.8%	3,791,868	3.7%	3,632,168	3.6%
Directors and executive officers of the Company, in the aggregate (4)	1,244,947	1.5%	932,529	0.9%	3,054,683	3.0%

 _______________

(1)	Percentage amounts based on 84,016,892 common shares outstanding as of February 9, 2024, 102,857,416 common shares outstanding as of February 16, 2023 and 102,294,758 common shares outstanding as of February 16, 2022.

(2)	Pursuant to schedule 13D dated December 1, 2023: (i) 2,397,106 shares held by Oaktree Opportunities Fund IX Delaware, L.P. (“Fund IX”), (ii) 22,016 shares held by Oaktree Opportunities Fund IX (Parallel 2), L.P. (“Parallel 2”), (iii) 3,097,351 shares held by Oaktree Dry Bulk Holdings LLC (“Dry Bulk Holdings”), (iv) 522,975 shares held by Oaktree OBC Container Holdings LLC, a Marshall Island limited liability company (“Oaktree OBC”) and (v) 68,535 shares held by OCM FIE, LLC (“FIE”). Each of the foregoing funds and entities is affiliated with Oaktree Capital Group, LLC (“OCG”) which is managed by a board of directors which is comprised of members appointed by each of Oaktree Capital Group Holdings GP, LLC and Brookfield Asset Management, Inc. Each of the direct and indirect general partners, managing members, directors, unit holders, shareholders, and members of Fund IX, Parallel 2, Dry Bulk Holdings, Oaktree OBC and FIE may be deemed to share voting and dispositive power over the shares owned by such entities, but disclaims beneficial ownership in such shares except to the extent of any pecuniary interest therein. The address for these entities (collectively, the “Oaktree Funds”) is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(3)	Pursuant to SC 13G filing dated February 14, 2024.

(4)	These numbers of shares do not include shares beneficially owned by Messrs. Pappas and Zagari, that are presented within line items “Entities affiliated with Petros Pappas” and “Entities affiliated with Raffaele Zagari”, respectively, above.

Our major shareholders, save for what is referred below, have the same voting rights as our other shareholders. No foreign government owns more than 50% of our outstanding common shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Star Bulk.

We have granted certain demand registration rights and shelf registration rights to Oaktree, affiliates of Mr. Petros Pappas, York and Augustea pursuant to the Registration Rights Agreement. See “Item 7. Major Shareholders and Related Party Transactions –– B. Related Party Transactions –– Registration Rights Agreement.”

As of February 9, 2024, 84,016,892 of our outstanding common shares were held in the United States by 287 holders of record, including Cede & Co., the nominee for the Depository Trust Company, which held 76,165,808 of those shares.

B.       Related Party Transactions

For a description of all of our Related Party Transactions, see also Note 3 (Transaction with Related Parties) to our consolidated financial statements included herein for more information.

Transactions with Oceanbulk Maritime S.A. and affiliates

Oceanbulk Maritime S.A., a related party, is a ship management company and is controlled by Ms. Milena-Maria Pappas. One of the affiliated companies of Oceanbulk Maritime S.A provides us certain financial corporate development services. The related expenses for each of the years ended December 31, 2021, 2022 and 2023 were $0.3 million, $0.2 million and $0.2 million, respectively, and are included in General and administrative expenses in the consolidated income statements. As of December 31, 2022 and 2023, we had outstanding receivables of $0.3 million and outstanding payable of $0.02 million, respectively, from Oceanbulk Maritime S.A and its affiliates for payments made by us on its behalf for certain administrative items.

Consultancy Agreements

During the years ended December 31, 2021, 2022 and 2023 and as of December 31, 2023, we were a party to three consultancy agreements in each case with a separate company owned and controlled by each of our Co-Chief Financial Officers, Messrs. Simos Spyrou and Christos Begleris and our Chief Operating Officer, Mr. Nicos Rescos. Pursuant to each of these consultancy agreements, we are required to pay an aggregate base fee of $0.5 million per annum to these three companies. Additionally, pursuant to these agreements, these entities are entitled to receive an annual discretionary bonus, as determined by our Board of Directors in its sole discretion. In aggregate, the related expenses under the consultancy agreements for 2021, 2022 and 2023 were $0.5 million, $0.5 million and $0.6 million respectively, and are included in General and administrative expenses in the consolidated income statements.

In addition, non-employee directors of the Board of Directors and each chairman of our standing committees receive an annual cash retainer. For additional information see “Item 6. Directors, Senior Management and Employees –– B. Compensation of Directors and Senior Management.

Office Lease Agreements

On January 1, 2012, Starbulk S.A. entered into a lease agreement for office space with Combine Marine Ltd., or Combine Ltd., a company controlled by Mrs. Milena-Maria Pappas and by Mr. Alexandros Pappas, both of whom children of our Chief Executive Officer, Mr. Petros Pappas. The lease agreement provides for a monthly rental of €2,500 (approximately $2,750, using the exchange rate as of December 31, 2023, which was $1.10 per euro).

In addition, on December 21, 2016, Starbulk S.A., entered into a lease agreement for office space with Alma Properties, a company controlled by Mrs. Milena-Maria Pappas. The lease agreement provides for a monthly rental of €300 (approximately $330, using the exchange rate as of December 31, 2023, which was $1.10 per euro).

Interchart Shipping Inc.

In 2014, we acquired 33% of the total outstanding common stock of Interchart. The ownership interest was purchased from an entity affiliated with family members of our Chief Executive Officer. This investment is accounted for as an equity method investment and is presented within “Long term investment” in the consolidated balance sheets. We entered into a services agreement with Interchart for chartering, brokering and commercial services for all of our vessels which from August 1, 2019 until October 1, 2021 provided for a monthly fee of $315,000 ($325,000 monthly fee for the earlier period in 2019) and then amended to increase the monthly fee to $345,000 until December 31, 2023. During the years ended December 31, 2021, 2022 and 2023, the brokerage commission charged by Interchart amounted to $3.9 million, $4.1 million and $4.1 million, respectively, and is included in “Voyage expenses” in the consolidated income statements.

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

Augustea Technoservices Ltd. and affiliates

Following the completion of the acquisition of the Augustea Vessels in 2018, we appointed Augustea Technoservices Ltd., an entity affiliated with certain of the sellers of the Augustea Vessels (including one of our directors, Mr. Zagari), as the technical manager of certain of our vessels. Up until June 2022, the respective management agreements were progressively terminated for all the vessels managed previously by Augustea Technoservices Ltd. The management fees incurred for the years ended December 31, 2021 and 2022 were $6.5 million and $1.3 million, respectively, and are included in “Management fees” in the consolidated income statements.

Iblea Ship Management Limited

In 2021, we appointed Iblea Ship Management Limited, an entity affiliated with one of our directors, Mr. Zagari, to provide certain management services to certain vessels, which were previously managed by Augustea Technoservices Ltd. During 2022 the management of certain vessels previously managed by Iblea Ship Management Limited was changed from third-party to in-house. The management fees incurred for the year ended December 31, 2021, 2022 and 2023 were $0.1 million, $3.3 million and $2.7 million, respectively, and are included in “Management fees” in the consolidated income statements. As of December 31, 2022 and 2023, we had outstanding payable of $1.4 million and $1.5 million, respectively to Iblea Ship Management Limited.

Augustea Oceanbulk Maritime Malta Ltd. (“AOM”)

On September 24, 2019, we chartered-in the vessel AOM Marta, which is owned by AOM, an entity affiliated with Augustea Atlantica SpA and certain members of our Board of Directors. The agreed rate for chartering-in AOM Marta was index-linked, and the vessel was redelivered to her owners on June 8, 2021. The charter-in expense for the year ended December 31, 2021 was $4.1 million and is included in “Charter-in hire expenses” in the consolidated income statement.

CCL Pool

On December 30, 2020 a funding of $0.1 million that we had provided to CCL Pool was converted to equity with us holding 25% ownership interest of CCL Pool, which after the exit of one of the other three shareholders as of December 31, 2021, increased to 33%. The participation to CCL is accounted for as an equity method investment. Our initial investment of $0.1 million in CCL Pool is presented within “Long term investment” in the consolidated balance sheet. Our subsequent share of results in CCL Pool was insignificant for the years ended December 31, 2021, 2022 and 2023.

Oaktree Shareholders Agreement

The following is a summary of the material terms of the Oaktree Shareholders Agreement. Capitalized terms that are used in this description of the Oaktree Shareholders Agreement but not otherwise defined below have the meanings ascribed to them under the caption, “Certain Definitions.”

General

The Oaktree Shareholders Agreement was entered into on the date the mergers pursuant to which Oceanbulk Shipping LLC and Oceanbulk Carriers LLC merged with and into wholly owned subsidiaries of Star Bulk were completed (July 11, 2014) (the “Oceanbulk Merger”) and governs the ownership interest of Oaktree and its affiliated investment funds that own Common Shares (and any Affiliates (as defined below) of the foregoing persons that become Oaktree Shareholders pursuant to a transfer or other acquisition of our Equity Securities (as defined below) in accordance with the terms of the Oaktree Shareholders Agreement, collectively, the “Oaktree Shareholders”) following the Oceanbulk Merger.

On September 21, 2023 and on October 30, 2023, we agreed to the First Oaktree Share Repurchase and the Second Oaktree Share Repurchase, respectively from Oaktree. The First Oaktree Share Repurchase was completed in early October 2023 with the repurchased shares being withdrawn and cancelled. The Second Oaktree Share Repurchase was completed in early December 2023 with the repurchased shares being withdrawn and cancelled. In total, 20 million shares were repurchased and the aggregate ownership of Oaktree and its affiliated funds was reduced from approximately 25.3% of the Company’s outstanding common stock to approximately 7.3%.

Based on the number of our outstanding common shares on February 9, 2024, the Oaktree Shareholders beneficially own approximately 7.3% of the common shares outstanding of the Company as of that date.

Representation on the Board of Directors

Our Board of Directors is comprised of nine Directors.

The Oaktree Shareholders are entitled to nominate four (but in no event more than four) Directors (each such nominee, including the persons designated at the closing of the Oceanbulk Merger as described in the preceding paragraph the “Oaktree Designees”) to the Board of Directors if the Oaktree Shareholders and their Affiliates in the aggregate beneficially own (for purposes of the Oaktree Shareholders Agreement and this summary, as such term is defined in Rule 13d-3 under the Exchange Act) 40% or more of our outstanding Voting Securities. We refer to such nominees, as described in the immediately preceding sentence, including the persons designated at the closing of the Oceanbulk Merger, as the Oaktree Designees. During any period the Oaktree Shareholders are entitled to nominate four Directors pursuant to the Oaktree Shareholders Agreement: (i) if Mr. Petros Pappas is then serving as our Chief Executive Officer and as a Director, then the Oaktree Shareholders are entitled to nominate only three Directors and (ii) at least one of the Oaktree Designees will not be a citizen or resident of the United States solely to the extent that (x) at least one of the nominees to the Board of Directors (other than the Oaktree Designees) is a United States citizen or resident and (y) as a result, we would not qualify as a “foreign private issuer” under Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act if such Oaktree Designee is a citizen or resident of the United States.

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

Pursuant to the First Oaktree Share Repurchase and the resulting reduction of Oaktree’s shareholding percentage to approximately 17.2% in the Company, Oaktree has caused one of its designee directors, Mr. Ryan Lee, to resign from our Board of Directors. Mr. Lee served on our Board since August 30, 2023 as a Class B director and was a member of the Nomination and Corporate Governance Committee. Pursuant to the Second Oaktree Share Repurchase and the resulting reduction of Oaktree’s shareholding percentage to approximately 7.3% in the Company, Oaktree has caused one of its designee directors, Ms. Katherine Ralph, to resign from our Board of Directors. Ms. Ralph served on our Board as a Class A director. Currently, Oaktree is entitled to nominate one director and the director currently designated by Oaktree is Mr. Lau.

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

The Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee will consist of at least three Directors, with the number of members determined by the Board of Directors; provided, however, that if in the future the Oaktree Shareholders and their Affiliates in the aggregate beneficially own 15% or more of our outstanding Voting Securities, the Compensation Committee and the Nominating and Corporate Governance Committee will consist of three members each, and the Oaktree Shareholders are entitled to include one Oaktree Designee on each such Committee.

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

If in the future the Oaktree Shareholders and their affiliates in the aggregate beneficially own at least 33% of the outstanding Voting Securities of the Company, without the prior written consent of Oaktree, we and the Board of Directors have agreed not to, directly or indirectly (whether by merger, consolidation or otherwise), (i) issue Preferred Shares or any other class or series of our Equity Interests that ranks senior to the shares as to dividend distributions and/or distributions upon the liquidation, winding up or dissolution of the Company or any other circumstances, (ii) issue Equity Securities to a person or Group, if, after giving effect to such transaction, such issuance would result in such Person or Group beneficially owning more than 20% of our outstanding Equity Securities (except that we and the Board of Directors retain the right to issue Equity Securities in connection with a merger or other business combination transaction with the consent of the Oaktree Shareholders), or (iii) issue any Equity Securities of any of our subsidiaries (other than to the Company or a wholly-owned subsidiary of the Company). During the 18 months following the closing date, which period has now expired, we and the board also agreed not to terminate the Chief Executive Officer or any other of our officers set forth in the Oaktree Shareholders Agreement, except if such termination were to have been for Cause (as defined in our 2014 Equity Incentive Plan).

Standstill Restrictions

If in the future the Oaktree Shareholders and their Affiliates in the aggregate beneficially own at least 10% of our outstanding Voting Securities, the Oaktree Shareholders and their Affiliates have agreed not to, directly or indirectly, acquire (i) the beneficial ownership of any additional of our Voting Securities, (ii) the beneficial ownership of any other of our Equity Securities that derive their value from any of our Voting Securities or (iii) any rights, options or other derivative securities or contracts or instruments to acquire such beneficial ownership that derive their value from such Voting Securities or other Equity Securities, in each case of clauses (i), (ii) and (iii), if, immediately after giving effect to any such acquisition, Oaktree Shareholders and their Affiliates would beneficially own in the aggregate more than a percentage of our outstanding Voting Securities equal to (A) the Oaktree Shareholders’ ownership percentage of our Voting Securities immediately after the closing of the Oceanbulk Merger (i.e., approximately 61.3%) plus (B) 2.5%.

The foregoing restrictions do not apply to participation by the Oaktree Shareholders or their Affiliates in: (i) pro rata primary offerings of our Equity Securities based on number of outstanding Voting Securities held or (ii) acquisitions of our Equity Securities that have received Disinterested Director Approval (as defined below).

If in the future the Oaktree Shareholders and their Affiliates in the aggregate beneficially own at least 10% of our Voting Securities, unless specifically invited in writing by the Board of Directors (with Disinterested Director Approval), neither Oaktree nor any of their Affiliates will in any manner, directly or indirectly, (i) enter into any tender or exchange offer, merger, acquisition transaction or other business combination or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving the Company, (ii) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies,” “consents” or “authorizations” (as such terms are used in the proxy rules of the Commission promulgated under the Exchange Act) to vote, or seek to influence any person other than the Oaktree Shareholders with respect to the voting of, any of our Voting Securities (other than with respect to the nomination of the Oaktree Designees and any other nominees proposed by the Nominating and Corporate Governance Committee), (iii) otherwise act, alone or in concert with third parties, to seek to control or influence the management, Board of Directors or policies of the Company or any of its Subsidiaries (other than with respect to the nomination of the Oaktree Designees and any other nominees proposed by the Nominating and Corporate Governance Committee), or (iv) enter into any negotiations, arrangements or understandings with any third-party with respect to any of the foregoing activities.

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

Limitations on Transfer; No Control Premium

If in the future Oaktree and their Affiliates in the aggregate beneficially own at least 10% of our Voting Securities, the Oaktree Shareholders and their Affiliates have agreed not to sell any of their Common Shares to a person or group that, after giving effect to such transaction, would hold more than 20% of our outstanding Equity Securities. Notwithstanding the foregoing, the Oaktree and their Affiliates may sell their shares in the Company to any person or Group pursuant to:

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

If in the future the Oaktree Shareholders and their Affiliates in the aggregate beneficially own at least 10% of our Voting Securities, neither the Oaktree Shareholders nor any of their Affiliates will sell or otherwise dispose of any of their Common Shares in any Change of Control Transaction unless our other shareholders of the Company are entitled to receive the same consideration per Common Share (with respect to the form of consideration and price), and at substantially the same time, as the Oaktree Shareholders or their Affiliates with respect to their Common Shares in such transaction.

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

We have also agreed to waive (on behalf of itself and its subsidiaries) the application of the doctrine of corporate opportunity, or any other analogous doctrine, with respect to the Company and its subsidiaries, to the Oaktree Designees, to any of the Oaktree Shareholders or to any of the respective Affiliates of the Oaktree Designees or any of the Oaktree Shareholders. None of the Oaktree Designees, any Oaktree Shareholder or any of their respective Affiliates has any obligation to refrain from (i) engaging in the same or similar activities or lines of business as the Company or any of its subsidiaries or developing or marketing any products or services that compete, directly or indirectly, with those of the Company or any of its subsidiaries, (ii) investing or owning any interest publicly or privately in, or developing a business relationship with, any Person engaged in the same or similar activities or lines of business as, or otherwise in competition with, the Company or any of its subsidiaries or (iii) doing business with any client or customer of the Company or any of its subsidiaries (each of the activities referred to in clauses (i), (ii) and (iii), a “Specified Activity”). We (on behalf of the Company and its subsidiaries) have agreed to renounce any interest or expectancy in, or in being offered an opportunity to participate in, any Specified Activity that may be presented to or become known to any Oaktree Shareholder or any of its Affiliates. However, if and to the extent that from time to time after the closing of the Oceanbulk Merger Mr. Petros Pappas may be considered an Affiliate of any Oaktree Shareholder, the foregoing waivers do not apply to Mr. Petros Pappas, and any provisions governing corporate opportunities set forth in the Pappas Shareholders Agreement with respect to Mr. Petros Pappas and/or any employment or services agreement between the Company and Mr. Petros Pappas control.

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

We have agreed to acknowledge that the Oaktree Shareholders have made investments and entered into business arrangements with Mr. Petros Pappas, his immediate family and certain affiliates thereof (immediately prior to the Oceanbulk Merger) or their respective Affiliates (collectively, the “Pappas Investors”) outside those subject to the Oceanbulk Merger, and may from time to time enter into certain agreements with respect to the holding and/or disposition of Equity Securities of the Company. For purposes of the Oaktree Shareholders Agreement, these arrangements and potential future agreements between the Oaktree Shareholders or their Affiliates, on the one hand, and the Pappas Investors, on the other hand, will not cause (i) any Oaktree Shareholder to be deemed to be an Affiliate of, or constitute a group or beneficially own any Equity Securities of the Company beneficially owned by, the Pappas Investors, or (ii) the Equity Securities of the Company held by the Pappas Investors to be deemed to be subject to the provisions of the Oaktree Shareholders Agreement.

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

General

The Pappas Shareholders Agreement, which entered into effect on July 11, 2014, upon the closing of the Oceanbulk Merger, governs the ownership interest of Mr. Petros Pappas and his children, Ms. Milena-Maria Pappas (one of our former directors) and Mr. Alexandros Pappas, and entities affiliated to them (“Pappas Shareholders”) in the Company following consummation of the Oceanbulk Merger. Based upon the number of our shares outstanding as of February 9, 2024, the Pappas Shareholders beneficially own approximately 4.8% of our total issued and outstanding common shares of the Company.

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

Standstill Restrictions

Under the terms of the Pappas Shareholders Agreement, until the Pappas Shareholders Agreement is terminated, neither the Pappas Shareholders nor any of their Affiliates will in any manner, directly or indirectly, (i) enter into any tender or exchange offer, merger, acquisition transaction or other business combination or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving the Company, (ii) make, or in any way participate, directly or indirectly, in any solicitations of proxies, consents or authorizations to vote, or seek to influence any Person other than the Pappas Shareholders with respect to the voting of, any Voting Securities of the Company or any of its Subsidiaries (other than with respect to the nomination of any nominees proposed by the Nominating and Corporate Governance Committee), (iii) otherwise act, alone or in concert with third parties, to seek to control or influence the management, Board of Directors or policies of the Company or any of its Subsidiaries (other than with respect to the nomination of any nominees proposed by the Nominating and Corporate Governance Committee), (iv) otherwise act, alone or in concert with third parties, to seek to control or influence the management, Board of Directors or policies of the Company or any of its Subsidiaries (other than with respect to the nomination of any nominees proposed by the Nominating and Corporate Governance Committee), or (v) enter into any negotiations, arrangements or understandings with any third-party with respect to any of the foregoing activities. However, if (i) we publicly announce our intent to pursue a tender offer, merger, sale of all or substantially all of our assets, then the Pappas Shareholders will be permitted to privately make an offer or proposal to the Board of Directors and (ii) if the board of directors approves, recommends or accepts a buyout transaction the standstill restrictions of the Pappas Shareholders’ participation in such transaction will cease to apply until such buyout transaction is terminated or abandoned and will become applicable again upon any such termination or abandonment (unless the Board of Directors determines otherwise with Disinterested Director Approval).

No Aggregation with Oaktree

We have agreed to acknowledge that the Pappas Shareholders have made investments and entered into business arrangements with the Oaktree Shareholders outside those subject to the Oceanbulk Merger, and may from time to time enter into certain agreements with respect to the holding and/or disposition of Equity Securities of the Company. For purposes of the Pappas Shareholders Agreement, these arrangements and potential future agreements between the Pappas Shareholders and the Oaktree Shareholders will not cause (i) any Pappas Shareholder to be deemed to be an Affiliate of, or constitute a group or beneficially own of our Equity Securities beneficially owned by, the Oaktree Shareholders, or (ii) our Equity Securities held by the Oaktree Shareholders to be deemed to be subject to the provisions of the Pappas Shareholders Agreement.

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

See “Item 18. Financial Statements.”

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

We believe that, under current law, our dividend payments from earnings and profits would constitute “qualified dividend income” and as such will generally be subject to a preferential United States federal income tax rate (subject to certain conditions) with respect to non-corporate individual shareholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States shareholder’s tax basis in its common stock on a Dollar-for-Dollar basis and thereafter as capital gain. Please see “Item 10. Additional Information –– E. Taxation” for additional information relating to the tax treatment of our dividend payments.

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

Pursuant to our dividend policy prevailing at each time during the years ended December 31, 2021, 2022 and 2023 and in February 2024, our Board declared a cash dividend of $2.25 per share, $6.50 per share, $1.57 per share and $0.45 per share, respectively. As a result, an amount of $230.2 million, $668.7 million and $158.1 million, was paid in 2021, 2022 and 2023, respectively, while an amount of approximately $38.0 million is expected to be paid on or about March 28, 2024.

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

As of February 9, 2024, we had 84,016,892 common shares issued and outstanding. No preferred shares are issued or outstanding.

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

Directors

Our directors are elected by a majority of the votes cast by shareholders entitled to vote in an election. Our Articles of Incorporation provide that cumulative voting shall not be used to elect directors. Our Board of Directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66 2/3% of the entire Board of Directors. Our Articles of Incorporation provide for a staggered Board of Directors whereby directors shall be divided into three classes: Class A, Class B and Class C, which shall be as nearly equal in number as possible. To implement a balanced division ratio between the three classes, the Board of Directors reclassified Mr. Spyros Capralos, previously a Class C director, as a Class B director on February 12, 2024. Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The terms of our Board of Directors are as follows: (i) the term of our Class A directors expires in 2026; (ii) the term of our Class B directors expires at the 2024 Annual General Meeting set for May 14, 2024; and (iii) the term of our Class C directors in 2025. Each director serves his or her respective term of office until his or her successor has been elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. Our Board of Directors has the authority to fix the amounts which shall be payable to the members of the Board of Directors for attendance at any meeting or for services rendered to us.

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

Classified Board of Directors

Our Articles of Incorporation provide for a Board of Directors serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. The classified provision for the Board of Directors could discourage a third-party from making a tender offer for our shares or attempting to obtain control of our Company. It could also delay shareholders who do not agree with the policies of the Board of Directors from removing a majority of the Board of Directors for two years.

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

C.       Material Contracts

Oaktree Shareholders Agreement, the Pappas Shareholders Agreement and Registration Rights Agreements

During the years ended December 31, 2022 and 2023 and as of December 31, 2023, we were a party to the Oaktree Shareholders Agreement, the Pappas Shareholders Agreement and to registration rights agreements with Oaktree and affiliates of Mr. Petros Pappas. For a discussion of these agreements, please see the section of this annual report entitled “Item 7. Major Shareholders and Related Party Transactions –– B. Related Party Transactions.” Such description is not intended to be complete and reference is made to the contract itself which is an exhibit to this annual report on Form 20-F.

Eagle Merger Agreement

On December 11, 2023, we entered into the Eagle Merger Agreement with Eagle, pursuant to which Star Bulk and Eagle have agreed, subject to the terms and conditions of the Eagle Merger Agreement, to effect a stock-for-stock merger whereby Merger Sub will merge with and into Eagle, resulting in Eagle surviving the merger as a wholly owned subsidiary of the Company. Subject to the terms and conditions set forth in the Eagle Merger Agreement, at the Effective Time, each share of Eagle common stock issued and outstanding immediately prior to the Effective Time (excluding Eagle common stock owned by Eagle, the Company, Merger Sub or any of their respective direct or indirect wholly owned subsidiaries) will be converted into the right to receive 2.6211 common shares, par value $0.01 per share, of Star Bulk common stock. Upon the consummation of the Eagle Merger, and after taking into account the shares underlying existing Eagle equity awards and the shares expected to be issued upon the conversion of the convertible notes, Star Bulk shareholders will own approximately 71% of the outstanding shares of Star Bulk common stock and Eagle Bulk shareholders will own approximately 29% of the outstanding shares of Star Bulk common stock on a fully diluted basis.

On January 19, 2024, we filed with the SEC the F-4, which was amended on February 8, 2024 and declared effective on February 12, 2024, with respect to the shares of Star Bulk Common Stock to be issued to Eagle shareholders pursuant to the Eagle Merger Agreement. The F-4 included a proxy statement of Eagle under Section 14(a) of the Securities Exchange Act of 1934, as amended, and a notice of meeting with respect to the Eagle special meeting, at which Eagle shareholders will be asked to consider and vote upon the Eagle Merger proposal and certain other proposals. The board of directors of Eagle fixed the close of business on February 12, 2024 as the record date for the determination of Eagle shareholders entitled to notice of, and to vote at, the Eagle special meeting. The Eagle special meeting will be held on April 5, 2024.

The Eagle Merger Agreement provides that the Company will take necessary corporate actions to cause, effective as of the Effective Time, one existing director of the Eagle board of directors as of the date of the Eagle Merger Agreement to be appointed to our board of directors; provided that such director, in its capacity as a member of the our board of directors, would qualify as “independent” under the rules and regulations of the SEC and Nasdaq and any such appointment would not otherwise cause the Company to no longer qualify as a “foreign private issuer” under Rule 3b-4 of the Exchange Act.

The completion of the Eagle Merger is subject to, among other closing conditions, the satisfaction or waiver of certain conditions, including (i) the approval and authorization of the Eagle Merger Agreement and the Eagle Merger by the affirmative vote of holders of a majority of the outstanding shares of Eagle common stock entitled to vote thereon; (ii) the approval of the convertible note share issuance proposal by the affirmative vote of a majority of the votes cast by holders of shares of Eagle common stock entitled to vote thereon and (iii) the expiration or termination of all waiting periods (and extensions thereof) under the HSR Act, as amended, and the receipt of certain other approvals from applicable governmental entities. The obligation of each of Eagle and Star Bulk to consummate the Eagle Merger is also conditioned on, among other things, the truth and correctness of the representations and warranties made by the other party as of the closing date (subject to certain “materiality” and “material adverse effect” qualifiers), material compliance by the other party with pre-closing covenants, and the absence of a material adverse effect with respect to each party.

The Eagle Merger is expected to close in the first half of 2024, subject to the satisfaction or waiver of the closing conditions.

We have no other material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

D.       Exchange Controls

Under the laws of the Marshall Islands, Liberia, Cyprus, Singapore, British Virgin Islands and Germany, which are the countries of incorporation of the Company and its subsidiaries, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

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
119

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
120

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
(2)	one of the following tests is met: (A) more than 50% of the value of its shares is beneficially owned, directly or indirectly, by “qualified shareholders,” which term includes individuals that (i) are “residents” of qualified foreign countries and (ii) comply with certain substantiation requirements (the “50% Ownership Test”); (B) it is a “controlled foreign corporation” and it satisfies an ownership test (the “CFC Test”); or (C) its shares are “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States (the “Publicly–Traded Test”). We do not currently anticipate circumstances under which we would be able to satisfy the 50% Ownership Test or the CFC Test. Our ability to satisfy the Publicly-Traded Test is described below.

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

Based on information contained in Schedules 13G and 13D filing with the U.S. Securities and Exchange Commission, we believe that we satisfy the Publicly Traded Test for 2022 and 2023 because we are not subject to the 5% Override Rule for these years because 5% Shareholders did not collectively own more than 50% of our outstanding common stock for more than half of the days in 2022 and 2023, respectively. Accordingly, we believe that we qualify for exemption under Section 883 for 2022 and 2023. However, we may not qualify for this exemption from U.S. federal income tax on our U.S. source sipping income in subsequent taxable years due to the factual nature of this inquiry.

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

If we were treated as a PFIC for any taxable year during which a U.S. Holder owns common shares, the U.S. Holder would be subject to special adverse rules (described in “-Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election”) unless the U.S. Holder makes a timely election to treat us as a “Qualified Electing Fund” (a “QEF election”) or marks its common shares to market, as discussed below. In addition, if we are classified as a PFIC for any taxable year during which a U.S. Holder holds our common shares and any of our subsidiaries are also classified as a PFIC (a “lower-tier PFIC”) then, under certain indirect ownership rules, a disposition (or deemed disposition) of the lower-tier PFIC or a distribution received by us from such lower-tier PFIC generally may be treated as an indirect disposition by a U.S. Holder or an indirect distribution received by a U.S. Holder, respectively. Any such indirect disposition or indirect distribution would generally be subject to the PFIC rules described in “-Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election”.It is currently anticipated that none of our subsidiaries will be lower-tier PFICs, but there can be no assurances in this regard and this may change in the future.

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

In addition, as described in “-Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election”, U.S. Holders will generally be subject to the PFIC rules described above with respect to any lower-tier PFICs. There can be no assurance that a lower-tier PFIC will provide the information necessary for a QEF election to be made by a U.S. holder. If we fail to provide the information necessary for a U.S. Holder to make a QEF election with respect to a lower-tier PFIC, the U.S. Holder generally will be subject to tax under the excess distribution regime described in “-Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election” with respect to the holder’s indirect interest in the lower-tier PFIC.

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

In addition, a mark-to-market election generally cannot be made for any lower-tier PFICs that we may own. Consequently, a U.S. Holder generally would continue to be subject to the PFIC rules with respect to its indirect interest in any lower-tier PFIC, notwithstanding making a mark-to-market election in respect of our common shares. As indicated in “-Passive Foreign Investment Company Considerations,” it is expected that none of our subsidiaries will be lower-tier PFICs, although there can be no assurances in this regard.

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

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds common shares and any of our subsidiaries are also classified as a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of the PFIC rules. As a result, such U.S. Holder may incur liability for the deferred tax and interest charge described above in respect of a lower-tier PFIC if either (i) we receive any excess distribution from, or disposes of all or part of its interests in, a lower-tier PFIC or (ii) the U.S. Holder disposes of all or part of its common shares. As indicated above, it is expected that none of our subsidiaries will be lower-tier PFICs, although there can be no assurances in this regard. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

F.       Dividends and paying agents

Not Applicable.

G.       Statement by experts

Not Applicable.

H.       Documents on display

We file reports and other information with the Commission. These materials, including this annual report and the accompanying exhibits, are available at http://www.sec.gov. Our filings are also available on our website at http://www.starbulk.com. The information contained on or connected to our website is not part of this annual report. You may also obtain copies of the incorporated documents, without charge, upon written or oral request to Star Bulk Carriers Corp., c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi, 15124, Athens, Greece.

I.       Subsidiary information

Not Applicable.

J.       Annual report to security holders

Not Applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk for changes in interest rate relates primarily to our floating-rate debt. Our floating-rate debt (including bareboat lease financing) arrangements contain interest rates that fluctuate with SOFR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt.

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

During the year ended December 31, 2020, we entered into various interest rate swaps with ING, DNB, SEB, Citibank, Piraeus Bank and Alpha Bank S.A (“Alpha Bank”) to convert a portion of our debt from floating to fixed rate. During the year ended December 31, 2021, we early terminated certain of those interest rate swaps that were in effect as of December 31, 2020 and entered into new interest rate swap agreements with the National Bank of Greece (“NBG”), SEB and ABN AMRO Bank. During the year ended December 31, 2023, some of these interest rate swaps were terminated early or expired. The following table summarizes the interest rate swaps in place as of December 31, 2023.

Counterparty	Trading Date	Inception	Expiry	Fixed Rate	Initial Notional (‘000)	Current Notional (‘000)
ING	Mar-20	Mar-20	Mar-26	0.7000%	$29,960	$21,935
ING	Mar-20	Apr-20	Oct-25	0.7000%	$39,375	$26,250
SEB	Mar-20	Apr-20	Jan-25	0.7270%	$58,885	$42,687
Citi	Jun-20	Aug-20	May-24	0.1293%	$56,075	$39,206
Citi	Jun-20	Aug-20	May-24	0.3380%	$31,350	$21,860
Citi	Jun-20	Sep-20	Mar-24	0.2890%	$33,390	$25,352
ING	Jul-20	Jul-20	Jul-26	0.3700%	$70,000	$32,083
SEB	Feb-21	Apr-21	Jan-26	0.4525%	$37,050	$17,550

The above interest rate swaps were designated and qualified as cash flow hedges while they are in effect with the exception of the $86.4 million swaps with Citibank which were de-designated from cash flow hedge on December 31, 2023 since they no longer meet the hedging relationship criteria. The effective portion of the unrealized gains/losses from those swaps is recorded in Other Comprehensive Income / (Loss). No portion of the cash flow hedges was ineffective during the years ended December 31, 2022 and 2023.

As of December 31, 2023, all of our outstanding debt is floating rate, please see “Item 5. Operating and Financial Review and Prospects –– Senior Secured Credit Facilities.” The total interest expense of our outstanding debt for the year ended December 31, 2023 was $66.1 million. Our estimated total interest expense for the year ending December 31, 2024 is expected to be $71.7 million. The interest expense related to the floating rate debt reflects an assumed SOFR-based applicable rate of 5.3314% (the three-month SOFR rate as of December 31, 2023, plus the relevant margin of the applicable debt and lease financing arrangement. The following table sets forth the sensitivity of our outstanding debt, including the effect of our interest rate swaps, in millions of Dollars, as of December 31, 2023, as to a 100 basis point increase in SOFR during the next five years.

For the year	Estimated amount	Estimated amount	Increase in interest expense if SOFR increases by 100 basis points
ending December 31,	of interest expense	of interest expense after an increase of 100 basis points
2024	71.7	81.6	9.9
2025	60.6	68.8	8.2
2026	44.7	51.0	6.3
2027	25.1	28.6	3.5
2028	11.3	13.0	1.7

Currency and Exchange Rates

We generate all of our revenues in Dollars and approximately 6% of our Vessel operating expenses were incurred in currencies other than the Dollar during 2023, of which 4% is in Euros. Further, 48% of our General and administrative expenses were incurred in currencies other than the Dollar during 2023, of which 47% is in Euros. For accounting purposes, expenses incurred in Euros or other foreign currencies (except Dollars) are converted into Dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the Dollar and the Euro, which could affect the amount of net income that we report in future periods. As of December 31, 2023, the effect of an adverse movement in Dollar/Euro exchange rates by 1% would have resulted in an increase of $0.25 million and $0.09 million in our General and administrative expense and our operating expenses, respectively. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. The use of financial derivatives or non-derivative instruments, including foreign exchange forward agreements, would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative or non-derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Freight Derivatives

From time to time, we take positions in freight derivatives, mainly through FFAs. Generally, freight derivatives may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. If we take positions in freight derivatives we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operations and cash flow.

During the years ended December 31, 2022 and 2023, we entered into a number of FFAs on the Capesize, Panamax and Supramax indexes. We use the freight derivatives as an economic hedge for our vessels that are being chartered in the spot market, effectively locking-in an approximate amount of revenue that we expect to receive from such vessels’ relevant periods. Our FFAs are settled mainly through reputable exchanges such as EEX or SGX, so as to limit our exposure in over-the counter transactions. Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility and the valuation of the open position under such contracts. Our freight derivatives do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in earnings. Freight derivatives are treated as assets/liabilities until they are settled.

As of December 31, 2022, the fair value of our outstanding freight derivatives was a receivable of $0.2 million and as of December 31, 2023, the fair value of our outstanding freight derivatives was a payable of $5.8 million. A change in the daily forward rates of $1,000 would not have a material impact in the Company’s financial position as of December 31, 2023. In 2022, we recorded a net gain on our freight derivatives of $0.2 million and in 2023, we recorded a net loss of $3.9 million.

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

During the years ended December 31, 2022 and 2023, we entered into a number of bunker swaps. We use these bunker swaps as an economic hedge to reduce the risk on bunker price differentials. Our bunker swaps are settled through reputable exchanges such as ICE so as to limit our exposure in over the counter transactions. Our bunker swaps do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in earnings. Bunker swaps are treated as assets/liabilities until they are settled.

As of December 31, 2022, the fair value of our outstanding bunker swap agreements was a receivable of $3.7 million, all of them expiring within the first quarter of 2022. As of December 31, 2023, we didn’t have outstanding open positions under any bunker swap agreements. In 2022 we recorded a total net loss of $1.2 million on our bunker swaps while in 2023 we recorded a total net gain of $2.7 million on our bunker swaps.

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

(a)       Disclosure Controls and Procedures

As of December 31, 2023, our management (with the participation of our Chief Executive Officer and Co-Chief Financial Officers) conducted an evaluation pursuant to Rule 13a-15 and 15d-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Co-Chief Financial Officers concluded that as of December 31, 2023, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our Chief Executive Officer and Co-Chief Financial Officers, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission.

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

Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2023 is effective.

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

We have adopted a code of ethics that applies to our directors, officers and employees. A copy of our code of ethics is posted in the “Corporate Governance” section of our website, and may be viewed at http://www.starbulk.com/gr/en/code-of-ethics/. Any waivers that are granted from any provision of our Code of Ethics may be disclosed on our website within five business days following the date of such waiver. The information contained on or connected to our website is not part of this annual report. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece.

Item 16C.	Principal Accountant Fees and Services

Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2021, 2022 and 2023. This table below sets forth the total amounts billed and accrued for Deloitte Certified Public Accountants S.A., the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively, “Deloitte”).

(In thousands of Dollars)	2022	2023
Audit fees (a)	$738	$688
Audit-related fees (b)	51	49
Tax fees (c)	52	181
All other fees (d)	-	48
Total fees	$841	$966

(a)	Audit Fees: Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

(b)	Audit-Related Fees: Audit-related fees represent compensation for certain agreed upon procedures performed. Audit-related fees are approved by the Audit Committee.

(c)	Tax Fees: Tax fees represent fees for professional services for tax compliance, tax advice and tax planning. Tax fees are approved by the Audit Committee.

(d)	All Other Fees: All other fees include professional services rendered in connection with assistance provided with the Company's cybersecurity assessment. All other fees are approved by the Audit Committee.

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

Oaktree Share Repurchases

On September 21, 2023 and on October 30, 2023, we agreed to repurchase 10 million of our common shares in connection with the First Oaktree Share Repurchase and repurchase 10 million of our common shares in connection with the Second Oaktree Share Repurchase, respectively, from Oaktree. The First Oaktree Share Repurchase was completed in early October with the repurchased shares being withdrawn and cancelled. The Second Oaktree Share Repurchase was completed in early December with the repurchased shares being withdrawn and cancelled. In total, 20 million shares were repurchased and the aggregate ownership of Oaktree and its affiliated funds was reduced from approximately 25.2% of the Company’s outstanding common stock as of February 9, 2024 to approximately 7.3%.

Share Repurchase Program

On August 5, 2021, our Board of Directors authorized a share repurchase program to purchase up to an aggregate of $50.0 million of our common shares. On May 16, 2023, the Company’s Board of Directors cancelled the previous share repurchase program under which $8.5 million was still outstanding to be repurchased and authorized a new share repurchase program, with similar terms, of up to an aggregate of $50.0 million (the “Share Repurchase Program”). The timing and amount of any repurchases will be in the sole discretion of our management team, and will depend on legal requirements, market conditions, share price, alternative uses of capital and other factors.

Repurchases of common shares may take place in privately negotiated transactions, in open market transactions pursuant to Rule 10b-18 of the Exchange Act and/or pursuant to a trading plan adopted in accordance with Rule 10b5-1 of the Exchange Act. We are not obligated under the terms of the Share Repurchase Program to repurchase any of our common shares. The Share Repurchase Program has no expiration date and may be suspended or terminated by us at any time without prior notice. We will cancel common shares repurchased as part of this program. During the year ended December 31, 2023, we purchased the following common shares:

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1-31, 2023
February 1-28, 2023
March 1-31, 2023	331,223 (1)	$21.12	331,223	$12,697,163
April 1-30, 2023	200,000 (1)	$20.74	200,000	$8,549,263
May 1-31, 2023
June 1-30, 2023	107,349 (1)	$17.65	107,349	$48,104,861
July 1-31, 2023
August 1-31, 2023
September 1-30, 2023
October 1-31, 2023	10,000,000 (2)	$18.50	N/A	N/A
November 1-30, 2023
December 1-31, 2023	10,000,000 (3)	$19.50	N/A	N/A
Total	20,638,572	N/A	638,572	N/A

The repurchased shares were cancelled and removed from the Company’s share capital as of December 31, 2023.

(1)	Shares purchased under Company’s share repurchase programs, as described above
(2)	Shares purchased under the First Oaktree Share Repurchase
(3)	Shares purchased under the Second Oaktree Share Repurchase

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Other than as noted above, we are in full compliance with applicable Nasdaq corporate governance standard requirements for U.S. domestic issuers.

Item 16H.	Mine Safety Disclosure

Not Applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

Item 16K.	Cybersecurity.

Risk Management and Strategy

We have implemented a cybersecurity strategy involving various dedicated personnel and resources aimed at preventing, detecting and responding to cyberattacks, as well as being able to recover promptly in the event of material impact following a cyberattack. Additionally, we regularly update our cybersecurity processes to address cybersecurity trends and threats. Cybersecurity processes have been established to address material cybersecurity risks, including in connection with the following areas:

•	information technology and solution usage;
•	access control;
•	patch management;
•	security on specific environments (i.e. cloud, virtualization, SAP, automated systems, IoT, etc.);
•	log management;
•	network security;
•	systems security standards;
•	remote access;
•	cryptography;
•	mobile devices;
•	third-party management (including cybersecurity requirements in contracts); and
•	incident management.

In particular, we deploy a variety of methods of defense such as endpoint security, email and web filtering, access and identity management and security monitoring to provide appropriate levels of protection against cybersecurity threats.

We actively monitor our systems to prevent and detect any future cybersecurity threats and separately, we monitor cybersecurity threats or incidents committed against other companies as such events become public. This allows us to remain current with the latest trends in cybersecurity and make improvements to our defense strategy to consider newly-identified and developing areas of cybersecurity threats. We have put in place response procedures for prompt cybersecurity incident identification, reporting and remediation if we are subject to an information system security breach. We utilize security standards and frameworks (i.e. the NIST framework) and have established cross-functional risk control capabilities to facilitate operational implementation aligned with our cybersecurity processes.

We regularly analyze our Internet-based services and perform penetration tests and attack simulations to assess the protections and the detections capabilities. Data classification and protection tools are also in place, such as the implementation of a specific process and technology aimed at detecting and responding to abnormal data flows.

A third-party partner provides us a cybersecurity operation center in charge of detecting and responding to cybersecurity threats and attacks. In addition, our employees, who are the main users of our digital assets, are trained to face cybersecurity threats and attacks. The training covers areas such as personal digital footprint, privacy settings, phishing, information security at home and at work, ransomware, password hygiene and business email compromise.

In the event of a cyberattack, our Chief Information Security Officer uses the internal escalation channels to inform the management as further described below.

Third-party partners are subject to appropriate cybersecurity framework controls as specified in our third-party risk management and procurement processes, and enforced via service agreement and contract terms and conditions especially when providing services to and processing data from Star Bulk. We closely monitor changes in data protection rules and guidance. This allows us to maintain compliance with applicable laws and to keep ahead of developments and regulatory shifts.

Our cybersecurity risk management processes are integrated into our overall risk management system through our enterprise risk management process, which seeks to identify and address material risks to the organization. We have not experienced any previous cybersecurity incidents that have materially impacted our business or business strategy. Ongoing risks from cybersecurity threats demand management vigilance, investment, and oversight. Although we have put in place the cybersecurity processes described above, cybersecurity attacks and incidents and misuse or manipulation of any of our IT systems could have a material adverse effect on our business strategy, results of operations or financial condition (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business.”).

Governance

We have appointed a Chief Information Security Officer who oversees our information, cybersecurity, and technology security, based on his long-standing experience in IT and cybersecurity. Our current Chief Information Security Officer is a Certified Information Security Manager by ISACA. The Chief Information Security Officer is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents through the cybersecurity operation center. He develops appropriate plans to mitigate such risks. Such plans are validated by the Chief Strategy Officer and shared with the ESG Committee. The Chief Information Security Officer belongs to the digital division and directly reports to the Chief Strategy Officer.

The ESG Committee oversees that the cybersecurity risks are well managed and reports on such management to the Board of Directors. The Board of Directors is also informed of such risks, as well as other cybersecurity matters, through periodic reports from the Chief Strategy Officer. Our Chief Strategy Officer is responsible for overseeing the alignment of the cybersecurity strategy with the strategic plan of the Company.

PART III.

Item 17.	Financial Statements

See “Item 18. Financial Statements.”

Item 18.	Financial Statements

The financial statements beginning on page F-1 together with the respective reports of the Independent Registered Public Accounting Firms are filed as part of this annual report.

Item 19.	Exhibits

Exhibit
Number Description

1.1	Fourth Amended and Restated Articles of Incorporation of Star Bulk Carriers Corp. (included as Exhibit 3.1 of the Company’s Form 6-K, which was filed with the Commission on June 23, 2016 and incorporated herein by reference).

1.2	Third Amended and Restated Bylaws of the Company (included as Exhibit 1.2 of the Company’s Form 20-F, which was filed with the Commission on April 8, 2015 and incorporated herein by reference).

2.1	Form of Share Certificate (included as Exhibit 2.1 of the Company’s Form 20-F, which was filed with the Commission on April 8, 2015 and incorporated herein by reference).

4.1	Amended and Restated Registration Rights Agreement dated July 11, 2014 (included as Annex E to Exhibit 99.1 to the Company’s Current Report on Form 6-K, dated June 20, 2014 and incorporated herein by reference).

4.2	Amendment No. 1 to Amended and Restated Registration Rights Agreement dated August 28, 2014 (included as Exhibit 99.2 to the Company’s Current Report on Form 6-K, dated September 3, 2014 and incorporated herein by reference).

4.3	Amendment No. 2 to Amended and Restated Registration Rights Agreement dated May 15, 2017 (included as Exhibit 4.3 to the Company’s Form 20-F, which was filed with the Commission on March 27, 2020 and incorporated herein by reference).

4.4	Amendment No. 3 to Amended and Restated Registration Rights Agreement dated August 3, 2018 (included as Exhibit 4.4 to the Company’s Form 20-F, which was filed with the Commission on March 27, 2020 and incorporated herein by reference).

4.5	Oaktree Shareholders Agreement (included as Annex B to Exhibit 99.1 to the Company’s Current Report on Form 6-K, dated June 20, 2014 and incorporated herein by reference).

4.6	Pappas Shareholder Agreement by and among the Company and the parties named therein dated July 11, 2014 (included as Exhibit 99.3 to the Company’s Current Report on Form 6-K, dated June 16, 2014 and incorporated herein by reference).

4.7	2020 Equity Incentive Plan (included as Exhibit 4.10 to the Company’s Form 20-F, as amended, which was filed with the Commission on April 2, 2021 and incorporated herein by reference).

4.8	2021 Equity Incentive Plan (included as Exhibit 4.9 to the Company’s Form 20-F, as amended, which was filed with the Commission on March 15, 2022 and incorporated herein by reference).

4.9	Description of Common Shares (included as Exhibit 4.10 to the Company’s Form 20-F, which was filed with the Commission on March 27, 2020 and incorporated herein by reference).

4.10	Registration Rights Agreement dated February 2, 2021 (included as Exhibit 4.13 to the Company’s Form 20-F, which was filed with the Commission on April 2, 2021 and incorporated herein by reference).

4.11	Agreement and Plan of Merger By and Among Star Bulk Carriers Corp., Star Infinity Corp. and Eagle Bulk Shipping Inc. dated December 11, 2023 (included as Exhibit 2.1 of the Company’s Form 6-K, which was filed with the Commission on December 14, 2023 and incorporated herein by reference).

8.1*	Subsidiaries of the Company.

11.1	Code of Ethics (included as Exhibit 11.1 to the Company’s Form 20-F/A, which was filed with the Commission on April 2, 2020 and incorporated herein by reference).

12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1*	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes- Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm (Deloitte Certified Public Accountants S.A.)

97.1*	Incentive Based Compensation Recovery Policy

101	The following materials from the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, formatted in Extensible Business Reporting Language (XBRL):

(i)	Consolidated Balance Sheets as of December 31, 2022 and 2023;

(ii)	Consolidated Income Statements for the years ended December 31, 2021, 2022 and 2023;

(iii)	Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2021, 2022 and 2023;

(iv)	Consolidated Statements of Shareholders’ Equity for the for the years ended December 31, 2021, 2022 and 2023;

(v)	Consolidated Statements of Cash Flows for the for the years ended December 31, 2021, 2022 and 2023; and

(vi)      the Notes to Consolidated Financial Statements.

*	Filed herewith.
143

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 13, 2024

Star Bulk Carriers Corp. (Registrant)

By:	/s/ Petros Pappas
Name: Petros Pappas
Title: Chief Executive Officer

STAR BULK CARRIERS CORP.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Star Bulk Carriers Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Star Bulk Carriers Corp. and subsidiaries (the “Company”) as of December 31, 2022 and 2023, the related consolidated income statements, consolidated statements of comprehensive income/(loss), shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2024, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Impairment of long-lived assets – Future Charter Rates for vessels with impairment indicators – Refer to Note 2 of the consolidated financial statements.

Critical Audit Matter Description

The Company’s evaluation of vessels held for use by the Company for impairment involves an initial assessment of each vessel to determine whether events or changes in circumstances indicate that the carrying amount of the vessel assets may not be recoverable. As of December 31, 2023, 9 out of 115 vessels held for use had impairment indicators.

When the initial assessment suggests impairment indicators, the Company compares future undiscounted net operating cash flows to the carrying value of the related vessel to determine if the vessel is required to be impaired. When the Company’s estimate of future undiscounted net operating cash flows (excluding interest charges) expected to be generated by the use and eventual disposition of the vessel is less than its carrying amount, the Company records an impairment loss equal to the difference between the vessel’s carrying value and its fair market value.

The Company makes significant assumptions and judgments to determine the future undiscounted net operating cash flows expected to be generated over the remaining useful life of the vessel asset, including estimates and assumptions related to the future charter rates. Future charter rates are the most significant and subjective assumption that the Company uses for its impairment analysis. For the first three years, and for periods of time where the vessels are not fixed on time charters or spot market voyage charters, the Company estimates the future daily time charter equivalent (the “future charter rate”) for the vessels’ unfixed days based on the current Forward Freight Agreement (“FFA”) rates of the respective calendar year. For the fourth year, the Company estimates the future charter rate based on the average of the FFA rate of the third year and the historical average market rate of similar size vessels. From the fifth year onwards, the Company uses historical average market rates of similar size vessels. In addition, in light of the Company’s investment in exhaust gas cleaning systems (“EGCS” or “scrubbers”), an estimate of an additional daily revenue for each scrubber-fitted vessel is also included, reflecting additional compensation from charterers due to the fuel cost savings that these vessels provide (“scrubber premium”). These assumptions are based on historical trends as well as future expectations.

We identified future charter rates used in the future undiscounted net operating cash flows for vessels with impairment indicators as a critical audit matter because of the complex judgements made by management to estimate them and the significant impact they have on undiscounted cash flows expected to be generated over the remaining useful life of the vessel.

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the future charter rates utilized in the future undiscounted net operating cash flows included the following, among others:

·	We tested the effectiveness of controls over management’s review of the impairment analysis, including the future charter rates used within the future undiscounted net operating cash flows.
·	We evaluated the reasonableness of the Company’s estimate of future charter rates through the performance of the following procedures:
1.	Evaluating the Company’s methodology for estimating the future charter rates by comparing the future charter rates utilized in the future undiscounted net operating cash flows to 1) the Company’s historical rates, including the actual scrubber premium earned on the Company’s past charter contracts, 2) the Company’s budget, 3) the Forward Freight Agreement rates, 4) historical rate information of similar size vessels published by third party broker and 5) other external market sources, including analysts’ reports, market reports on spreads on marine fuel (for determination of premium for scrubber fitted vessels) and reports on prospective market outlook.
2.	Considering the consistency of the assumptions used in the future charter rates, including scrubber premium, with evidence obtained in other areas of the audit. This included 1) internal communications by management to the board of directors, and 2) external communications by management to analysts and investors.
3.	Evaluating management’s ability to accurately forecast by comparing actual results to management’s historical forecasts.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 13, 2024

We have served as the Company’s auditor since 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Star Bulk Carriers Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Star Bulk Carriers Corp. and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated March 13, 2024, expressed an unqualified opinion on those financial statements.

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

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 13, 2024

STAR BULK CARRIERS CORP.

Consolidated Balance Sheets
As of December 31, 2022 and 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	December 31, 2022	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$269,754	$227,481
Restricted cash, current (Notes 8 and 18)	14,569	32,248
Trade accounts receivable, net	84,034	68,624
Inventories (Note 4)	67,162	62,362
Due from managers	84	23
Due from related parties (Note 3)	324	38
Prepaid expenses and other receivables	25,667	19,296
Derivatives, current asset portion (Note 18)	25,585	6,305
Other current assets (Note 16)	14,913	22,830
Vessel held for sale (Note 5)	-	15,190
Total Current Assets	502,092	454,397

FIXED ASSETS
Vessels and other fixed assets, net (Note 5)	2,881,551	2,539,743
Total Fixed Assets	2,881,551	2,539,743

OTHER NON-CURRENT ASSETS
Long term investment (Note 3)	1,676	1,736
Restricted cash, non-current (Notes 8 and 18)	2,021	2,021
Operating leases, right-of-use assets (Note 6)	37,618	27,825
Derivatives, non-current asset portion (Note 18)	8,666	2,533
TOTAL ASSETS	$3,433,624	$3,028,255

LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term bank loans (Note 8)	$166,586	$249,125
Lease financing short term (Note 7)	15,361	2,731
Accounts payable	32,140	39,317
Due to managers	6,344	7,386
Due to related parties (Note 3)	1,501	1,659
Accrued liabilities (Note 13)	33,984	31,372
Operating lease liabilities, current (Note 6)	9,955	5,251
Derivatives, current liability portion (Note 18)	-	5,784
Deferred revenue	16,684	16,738
Total Current Liabilities	282,555	359,363

NON-CURRENT LIABILITIES
Long-term bank loans, net of current portion and unamortized loan issuance costs of $9,013 and $8,508, as of December 31, 2022 and 2023, respectively (Note 8)	927,995	970,039
Lease financing long term, net of unamortized lease issuance costs of $2,681 and $98, as of December 31, 2022 and 2023, respectively (Note 7)	175,238	15,208
Operating lease liabilities, non-current (Note 6)	27,663	22,574
Other non-current liabilities	831	1,001
TOTAL LIABILITIES	1,414,282	1,368,185

COMMITMENTS & CONTINGENCIES (Note 15)

SHAREHOLDERS' EQUITY
Preferred Shares; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2022 and 2023, respectively (Note 9)	-	-
Common Shares, $0.01 par value, 300,000,000 shares authorized; 102,857,416 shares issued and outstanding as of December 31, 2022; 84,016,892 shares issued and outstanding as of December 31, 2023 (Note 9)	1,029	840
Additional paid in capital	2,646,073	2,287,055
Accumulated other comprehensive income/(loss)	20,962	5,393
Accumulated deficit	(648,722)	(633,218)
Total Shareholders' Equity	2,019,342	1,660,070
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,433,624	$3,028,255

The accompanying notes are integral part of these consolidated financial statements

STAR BULK CARRIERS CORP.

Consolidated Income Statements
For the years ended December 31, 2021, 2022 and 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Years ended December 31,
	2021	2022	2023

Revenues:
Voyage revenues (Note 16)	$1,427,423	$1,437,156	$949,269

Expenses/(Income)
Voyage expenses (Notes 3 and 17)	226,111	286,534	253,843
Charter-in hire expenses (Note 3)	14,565	21,020	17,656
Vessel operating expenses (Note 17)	208,661	228,616	221,327
Dry docking expenses	30,986	47,718	41,969
Depreciation (Note 5)	152,640	156,733	138,429
Management fees (Notes 3 and 10)	19,489	19,071	16,809
General and administrative expenses (Note 3)	39,500	56,826	54,413
Impairment loss (Notes 5 and 18)	-	-	17,838
Loss on write-down of inventory (Note 2j)	-	17,326	9,318
(Gain)/Loss on time charter agreement termination	(1,102)	-	-
Other operational loss	2,214	2,380	952
Other operational gain (Note 5)	(2,110)	(8,794)	(33,980)
Loss on bad debt (Note 2i)	629	677	300
(Gain)/Loss on forward freight agreements and bunker swaps, net (Note 18)	(3,564)	1,451	1,336
Gain on sale of vessels (Note 5)	-	-	(29,399)
Total operating expenses, net	688,019	829,558	710,811
Operating income	739,404	607,598	238,458

Other Income/ (Expenses):
Interest and finance costs (Note 8)	(56,036)	(52,578)	(71,319)
Interest income and other income/(loss)	315	7,050	15,228
Gain/(Loss) on interest rate swaps, net (Note 18)	-	-	(3,539)
Gain/(Loss) on debt extinguishment, net (Note 8)	(3,257)	4,064	(5,149)
Total other expenses, net	(58,978)	(41,464)	(64,779)

Income before taxes and equity in income of investee	$680,426	$566,134	$173,679
Income taxes (Note 14)	(16)	(244)	(183)
Income before equity in income of investee	680,410	565,890	173,496
Equity in income of investee (Note 3)	120	109	60
Net income	680,530	565,999	173,556
Earnings per share, basic	$6.73	$5.54	$1.76
Earnings per share, diluted	6.71	5.52	1.75
Weighted average number of shares outstanding, basic (Note 12)	101,183,829	102,153,255	98,457,929
Weighted average number of shares outstanding, diluted (Note 12)	101,479,072	102,536,966	98,928,011

The accompanying notes are integral part of these consolidated financial statements

STAR BULK CARRIERS CORP.

Consolidated Statements of Comprehensive Income/ (Loss)
For the years ended December 31, 2021, 2022 and 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Years ended December 31,
	2021	2022	2023
Net income	$680,530	$565,999	$173,556
Other comprehensive income / (loss):
Unrealized gains / losses from cash flow hedges:
Unrealized gain / (loss) from hedging interest rate swaps recognized in Other comprehensive income/(loss) before reclassifications	8,575	24,073	5,950
Unrealized gain / (loss) from hedging foreign currency forward contracts recognized in Other comprehensive income/(loss) before reclassifications	-	-	267
Less:
Reclassification adjustments of interest rate swap gain/(loss) (Note 18)	2,351	(10,044)	(21,786)
Other comprehensive income / (loss)	10,926	14,029	(15,569)
Total comprehensive income	$691,456	$580,028	$157,987

The accompanying notes are integral part of these consolidated financial statements

STAR BULK CARRIERS CORP.

Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2021, 2022 and 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive income/(loss)	Accumulated deficit	Treasury stock	Total Shareholders' Equity
BALANCE, January 1, 2021	97,146,687	$971	$2,548,956	$(3,993)	$(996,314)	$(93)	$1,549,527
Net income	-	-	-	-	680,530	-	680,530
Other comprehensive income / (loss)	-	-	-	10,926	-	-	10,926
Issuance of vested and non-vested shares and amortization of share-based compensation	521,310	5	10,330	-	-	-	10,335
Acquisition of Eneti vessels, net of share issuance expenses (Note 9)	3,000,000	30	47,545	-	-	-	47,575
Acquisition of ER vessels, net of share issuance expenses (Note 9)	2,100,000	21	22,147	-	-	-	22,168
Offering Expenses	-	-	(292)	-	-	-	(292)
Cancellation of treasury stock (Note 9)	(6,971)	-	(93)	-	-	93	-
Dividends declared ($2.25 per share) (Note 9)	-	-	-	-	(230,473)	-	(230,473)
Repurchase and cancellation of common shares, net (Note 9)	(466,268)	(4)	(10,274)	-	-	-	(10,278)
BALANCE, December 31, 2021	102,294,758	$1,023	$2,618,319	$6,933	$(546,257)	$-	$2,080,018
Net income	-	-	-	-	565,999	-	565,999
Other comprehensive income / (loss)	-	-	-	14,029	-	-	14,029
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 11)	697,979	7	28,474	-	-	-	28,481
Equity offering, net (Note 9)	654,690	7	19,340	-	-	-	19,347
Repurchase and cancellation of common shares, net (Note 9)	(790,011)	(8)	(20,060)	-	-	-	(20,068)
Dividends declared ($6.50 per share) (Note 9)	-	-	-	-	(668,464)	-	(668,464)
BALANCE, December 31, 2022	102,857,416	$1,029	$2,646,073	$20,962	$(648,722)	$-	$2,019,342
Net income	-	-	-	-	173,556	-	173,556
Other comprehensive income / (loss)	-	-	-	(15,569)	-	-	(15,569)
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 11)	1,126,472	17	20,860	-	-	-	20,877
Dividends declared ($1.57 per share) (Note 9)	-	-	-	-	(158,052)	-	(158,052)
Cancellation of Songa shares	(6,706)	-	-	-	-	-	-
Equity offering, net (Note 9)	678,282	-	13,024	-	-	-	13,024
Repurchase and cancellation of common shares, net (Notes 3 and 9)	(20,638,572)	(206)	(392,902)	-	-	-	(393,108)
BALANCE, December 31, 2023	84,016,892	$840	$2,287,055	$5,393	$(633,218)	$-	$1,660,070

The accompanying notes are integral part of these consolidated financial statements

STAR BULK CARRIERS CORP.

Consolidated Statements of Cash Flows
For the years ended December 31, 2021, 2022 and 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Years ended December 31,
	2021	2022	2023
Cash Flows from Operating Activities:
Net income	$680,530	$565,999	$173,556
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation	152,640	156,733	138,429
Amortisation of fair value of below market time charters	(187)	-	-
Amortization of debt (loans & leases) issuance costs	6,511	4,918	3,661
Amortization of operating lease right-of-use assets	-	10,638	9,793
Gain/(Loss) on debt extinguishment, net	3,257	(4,064)	5,149
Impairment loss	-	-	17,838
Gain on sale of vessels	-	-	(29,399)
Loss on bad debt	629	677	300
Share-based compensation	10,335	28,481	20,877
Gain from insurance proceeds relating to vessel total loss	-	-	(28,163)
(Gain)/Loss on time charter agreement termination	(1,102)	-	-
Loss on write-down of inventory	-	17,326	9,318
Change in fair value of forward freight derivatives and bunker swaps	(1,508)	(2,583)	9,662
Other non-cash charges	(116)	(225)	170
Write-off of current assets	-	607	-
Gain on hull and machinery claims	(192)	-	(200)
Equity in income of investee	(120)	(109)	(60)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	(43,600)	(3,650)	14,396
Inventories	(27,783)	(9,411)	(5,851)
Prepaid expenses and other receivables	(19,012)	(3,818)	(6,829)
Derivatives asset	500	(91)	6,625
Due from related parties	239	(82)	286
Due from managers	(9,064)	9,338	61
Increase/(Decrease) in:
Accounts payable	(8,040)	11,563	7,306
Operating lease liability	-	(10,638)	(9,792)
Due to related parties	(13)	75	158
Accrued liabilities	13,810	4,031	(2,610)
Due to managers	(3,928)	2,459	1,042
Deferred revenue	13,285	(8,276)	54
Net cash provided by / (used in) Operating Activities	767,071	769,898	335,777

Cash Flows from Investing Activities:
Advances for vessels & vessel upgrades and other fixed assets	(130,147)	(25,403)	(18,091)
Cash proceeds from vessel sales	-	-	195,968
Cash proceeds from vessel total loss	-	-	55,000
Hull and machinery insurance proceeds	8,884	4,531	2,641
Net cash provided by / (used in) Investing Activities	(121,263)	(20,872)	235,518

Cash Flows from Financing Activities:
Proceeds from bank loans and leases	470,650	315,000	441,405
Loan and lease prepayments and repayments	(593,183)	(576,025)	(492,570)
Financing and debt extinguishment fees paid	(4,584)	(5,543)	(6,588)
Dividends paid	(230,240)	(668,697)	(158,052)
Proceeds from issuance of common stock	-	19,792	13,165
Offering expenses paid	(433)	(412)	(141)
Repurchase of common shares	(10,278)	(20,068)	(393,108)
Net cash provided by / (used in) Financing Activities	(368,068)	(935,953)	(595,889)

Net increase/(decrease) in cash and cash equivalents and restricted cash	277,740	(186,927)	(24,594)
Cash and cash equivalents and restricted cash at beginning of period	195,531	473,271	286,344

Cash and cash equivalents and restricted cash at end of period	$473,271	$286,344	$261,750
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$49,658	$49,598	$56,025
Non-cash investing and financing activities:
Shares issued in connection with vessel acquisitions	69,884	-	-
Vessel upgrades	-	-	2,916
Assumed debt upon acquisition	99,601	-	-
Right-of-use assets and lease obligations for charter-in contracts	48,796	-	-
Unpaid offering expenses	-	33	-
Dividends declared but not paid	(233)	-	-

Reconciliation of (a) cash and cash equivalents, and restricted cash reported within the consolidated balance sheets to (b) the total amount of such items reported in the statements of cash flows:
Cash and cash equivalents	$450,285	$269,754	$227,481
Restricted cash, current	20,965	14,569	32,248
Restricted cash, non-current	2,021	2,021	2,021
Cash and cash equivalents and restricted cash at end of period shown in the statement of cash flows	$473,271	$286,344	$261,750

The accompanying notes are integral part of these consolidated financial statements

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information:

The consolidated financial statements as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023, include the accounts of Star Bulk Carriers Corp. (“Star Bulk”) and its wholly owned subsidiaries as set forth below (collectively, the “Company”).

Star Bulk was incorporated on December 13, 2006 under the laws of the Marshall Islands and maintains offices in Athens, New York, Limassol, Singapore and Germany. The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of dry bulk carrier vessels. Since December 3, 2007, Star Bulk shares trade on the NASDAQ Global Select Market under the ticker symbol “SBLK”.

As of December 31, 2023, the Company owned a modern fleet of 116 dry bulk vessels (one of which was classified as held for sale, please refer to Notes 5 and 19 for fleet changes) consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with a carrying capacity between 53,489 deadweight tonnage (“dwt”) and 209,537 dwt, and a combined carrying capacity of 13.1 million dwt. Also, the Company has entered into firm shipbuilding contracts for the construction of five 82,000 dwt Kamsarmax newbuilding vessels with expected deliveries between [September 2025 and July 2026]. In addition, through certain of its subsidiaries, the Company charters-in a number of third-party vessels on both a short-term and long-term basis to increase its operating capacity in order to satisfy its clients’ needs. Lastly, in 2023 the Company entered into long-term charter-in arrangements with respect to six newbuilding vessels (see details below), which are expected to be delivered during 2024 with an approximate duration of seven years per vessel, plus optional years at the Company’s option.

On December 11, 2023, the Company entered into a definitive agreement with Eagle Bulk Shipping Inc. (NYSE: EGLE) (“Eagle”) (the “Eagle Merger Agreement”) to combine in an all-stock merger (the “Eagle Merger”). Pursuant to the Eagle Merger Agreement, each share of common stock, par value $0.01 per share, of Eagle (the “Eagle Common Stock”) issued and outstanding immediately prior to the effective time of the Eagle Merger (excluding Eagle Common Stock owned by Eagle, Star Bulk, Star Infinity Corp., a wholly owned subsidiary of Star Bulk, or any of their respective direct or indirect wholly owned subsidiaries) will be converted into the right to receive 2.6211 common shares, par value $0.01 per share, of Star Bulk (the “Star Bulk Common Stock”). The Eagle Merger is subject to approval by holders of Eagle Common Stock (the “Eagle shareholders”), receipt of applicable regulatory approvals and satisfaction of other customary closing conditions. The board of directors of Eagle fixed the close of business on February 12, 2024 as the record date for the determination of the Eagle shareholders entitled to notice of, and to vote at, the Eagle shareholders special meeting scheduled for April 5, 2024.  The Eagle Merger, subject to the abovementioned conditions, is expected to close in the first half of 2024. The Eagle Merger, subject to the abovementioned conditions, is expected to be accounted for as an acquisition of Eagle by Star Bulk under the asset acquisition method of accounting in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Star Bulk will be treated as the acquiror for accounting purposes.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

Below is the list of the Company’s wholly owned subsidiaries as of December 31, 2023:

a) Subsidiaries owning vessels in operation:

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
1	Sea Diamond Shipping LLC	Goliath	209,537	July 15, 2015	2015
2	Pearl Shiptrade LLC	Gargantua	209,529	April 2, 2015	2015
3	Star Ennea LLC	Star Gina 2GR	209,475	February 26, 2016	2016
4	Coral Cape Shipping LLC	Maharaj	209,472	July 15, 2015	2015
5	Star Castle II LLC	Star Leo	207,939	May 14, 2018	2018
6	ABY Eleven LLC	Star Laetitia	207,896	August 3, 2018	2017
7	Domus Shipping LLC	Star Ariadne	207,812	March 28, 2017	2017
8	Star Breezer LLC	Star Virgo	207,810	March 1, 2017	2017
9	Star Seeker LLC	Star Libra	207,765	June 6, 2016	2016
10	ABY Nine LLC	Star Sienna	207,721	August 3, 2018	2017
11	Clearwater Shipping LLC	Star Marisa	207,709	March 11 2016	2016
12	ABY Ten LLC	Star Karlie	207,566	August 3, 2018	2016
13	Star Castle I LLC	Star Eleni	207,555	January 3, 2018	2018
14	Festive Shipping LLC	Star Magnanimus	207,526	March 26, 2018	2018
15	New Era II Shipping LLC	Debbie H	206,861	May 28, 2019	2019
16	New Era III Shipping LLC	Star Ayesha	206,852	July 15, 2019	2019
17	New Era I Shipping LLC	Katie K	206,839	April 16, 2019	2019
18	Cape Ocean Maritime LLC	Leviathan	182,511	September 19, 2014	2014
19	Cape Horizon Shipping LLC	Peloreus	182,496	July 22, 2014	2014
20	Star Nor I LLC	Star Claudine	181,258	July 6, 2018	2011
21	Star Nor II LLC	Star Ophelia	180,716	July 6, 2018	2010
22	Sandra Shipco LLC	Star Pauline	180,274	December 29, 2014	2008
23	Christine Shipco LLC	Star Martha	180,274	October 31, 2014	2010
24	Pacific Cape Shipping LLC	Pantagruel (Note 19c)	180,181	July 11, 2014	2004
25	Star Nor III LLC	Star Lyra	179,147	July 6, 2018	2009
26	Star Regg V LLC	Star Borneo	178,978	January 26, 2021	2010
27	Star Regg VI LLC	Star Bueno	178,978	January 26, 2021	2010
28	Star Regg IV LLC	Star Marilena	178,978	January 26, 2021	2010
29	Star Regg II LLC	Star Janni	178,978	January 7, 2019	2010
30	Star Regg I LLC	Star Marianne	178,906	January 14, 2019	2010
31	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
32	Sky Cape Shipping LLC	Big Fish (Notes 5 and 19c)	177,662	July 11, 2014	2004
33	Global Cape Shipping LLC	Kymopolia	176,990	July 11, 2014	2006
34	Star Trident XXV LLC	Star Triumph	176,343	December 8, 2017	2004
35	ABY Fourteen LLC	Star Scarlett	175,649	August 3, 2018	2014
36	ABY Fifteen LLC	Star Audrey	175,125	August 3, 2018	2011
37	Sea Cape Shipping LLC	Big Bang (Notes 5 and 19c)	174,109	July 11, 2014	2007
38	ABY I LLC	Star Paola	115,259	August 3, 2018	2011

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

a) Subsidiaries owning vessels in operation - (continued):

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
39	ABM One LLC	Star Eva	106,659	August 3, 2018	2012
40	Nautical Shipping LLC	Amami	98,681	July 11, 2014	2011
41	Majestic Shipping LLC	Madredeus	98,681	July 11, 2014	2011
42	Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011
43	Star Vega LLC	Star Vega	98,681	February 13, 2014	2011
44	ABY II LLC	Star Aphrodite	92,006	August 3, 2018	2011
45	Augustea Bulk Carrier LLC	Star Piera	91,951	August 3, 2018	2010
46	Augustea Bulk Carrier LLC	Star Despoina	91,951	August 3, 2018	2010
47	Star Nor IV LLC	Star Electra	83,494	July 6, 2018	2011
48	Star Alta I LLC	Star Angelina	82,981	December 5, 2014	2006
49	Star Alta II LLC	Star Gwyneth	82,790	December 5, 2014	2006
50	Star Trident I LLC	Star Kamila	82,769	September 3, 2014	2005
51	Star Nor VI LLC	Star Luna	82,687	July 6, 2018	2008
52	Star Nor V LLC	Star Bianca	82,672	July 6, 2018	2008
53	Grain Shipping LLC	Pendulum	82,619	July 11, 2014	2006
54	Star Trident XIX LLC	Star Maria	82,598	November 5, 2014	2007
55	Star Trident XII LLC	Star Markella	82,594	September 29, 2014	2007
56	Star Trident IX LLC	Star Danai	82,574	October 21, 2014	2006
57	ABY Seven LLC	Star Jeanette	82,566	August 3, 2018	2014
58	Star Sun I LLC	Star Elizabeth	82,403	May 25, 2021	2021
59	Star Trident XI LLC	Star Georgia	82,298	October 14, 2014	2006
60	Star Trident VIII LLC	Star Sophia	82,269	October 31, 2014	2007
61	Star Trident XVI LLC	Star Mariella	82,266	September 19, 2014	2006
62	Star Trident XIV LLC	Star Moira	82,257	November 19, 2014	2006
63	Star Trident X LLC	Star Renee	82,221	December 18, 2014	2006
64	Star Trident II LLC	Star Nasia	82,220	August 29, 2014	2006
65	Star Trident XIII LLC	Star Laura	82,209	December 8, 2014	2006
66	Star Nor VIII LLC	Star Mona	82,188	July 6, 2018	2012
67	Star Trident XVII LLC	Star Helena	82,187	December 29, 2014	2006
68	Star Trident XVIII LLC	Star Nina	82,224	January 5, 2015	2006
69	Star Nor VII LLC	Star Astrid	82,158	July 6, 2018	2012
70	Waterfront Two LLC	Star Alessia	81,944	August 3, 2018	2017
71	Star Nor IX LLC	Star Calypso	81,918	July 6, 2018	2014
72	Star Elpis LLC	Star Suzanna	81,711	May 15, 2017	2013
73	Star Gaia LLC	Star Charis	81,711	March 22, 2017	2013
74	Mineral Shipping LLC	Mercurial Virgo	81,545	July 11, 2014	2013
75	Star Nor X LLC	Stardust	81,502	July 6, 2018	2011
76	Star Nor XI LLC	Star Sky	81,466	July 6, 2018	2010
77	Star Zeus VI LLC	Star Lambada	81,272	March 16, 2021	2016
78	Star Zeus II LLC	Star Carioca	81,262	March 16, 2021	2015
79	Star Zeus I LLC	Star Capoeira	81,253	March 16, 2021	2015
80	Star Zeus VII LLC	Star Macarena	81,198	March 6, 2021	2016
81	ABY III LLC	Star Lydia	81,187	August 3, 2018	2013
82	ABY IV LLC	Star Nicole	81,120	August 3, 2018	2013
83	ABY Three LLC	Star Virginia	81,061	August 3, 2018	2015
84	Star Nor XII LLC	Star Genesis	80,705	July 6, 2018	2010
85	Star Nor XIII LLC	Star Flame	80,448	July 6, 2018	2011

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

a) Subsidiaries owning vessels in operation - (continued):

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
86	Star Trident III LLC	Star Iris	76,466	September 8, 2014	2004
87	Star Trident XX LLC	Star Emily	76,417	September 16, 2014	2004
88	Orion Maritime LLC	Idee Fixe	63,458	March 25, 2015	2015
89	Primavera Shipping LLC	Roberta	63,426	March 31, 2015	2015
90	Success Maritime LLC	Laura	63,399	April 7, 2015	2015
91	Ultra Shipping LLC	Kaley	63,283	June 26, 2015	2015
92	Blooming Navigation LLC	Kennadi	63,262	January 8, 2016	2016
93	Jasmine Shipping LLC	Mackenzie	63,226	March 2, 2016	2016
94	Star Lida I Shipping LLC	Star Apus	63,123	July 16, 2019	2014
95	Star Zeus V LLC	Star Bovarius (Note 5)	61,602	March 16, 2021	2015
96	Star Zeus IV LLC	Star Subaru	61,571	March 16, 2021	2015
97	Star Nor XV LLC	Star Wave	61,491	July 6, 2018	2017
98	Star Challenger I LLC	Star Challenger (1)	61,462	December 12, 2013	2012
99	Star Challenger II LLC	Star Fighter (1)	61,455	December 30, 2013	2013
100	Star Axe II LLC	Star Lutas	61,347	January 6, 2016	2016
101	Aurelia Shipping LLC	Honey Badger	61,320	February 27, 2015	2015
102	Rainbow Maritime LLC	Wolverine	61,292	February 27, 2015	2015
103	Star Axe I LLC	Star Antares	61,258	October 9, 2015	2015
104	ABY Five LLC	Star Monica	60,935	August 3, 2018	2015
105	Star Asia I LLC	Star Aquarius	60,916	July 22, 2015	2015
106	Star Asia II LLC	Star Pisces	60,916	August 7, 2015	2015
107	Star Nor XIV LLC	Star Glory (Note 5)	58,680	July 6, 2018	2012
108	Star Lida XI Shipping LLC	Star Pyxis (Note 19c)	56,615	August 19, 2019	2013
109	Star Lida VIII Shipping LLC	Star Hydrus	56,604	August 8, 2019	2013
110	Star Lida IX Shipping LLC	Star Cleo	56,582	July 15, 2019	2013
111	Star Trident VII LLC	Diva	56,582	July 24, 2017	2011
112	Star Lida X Shipping LLC	Star Pegasus	56,540	July 15, 2019	2013
113	Star Lida V Shipping LLC	Star Dorado (Note 5)	56,507	July 16, 2019	2013
114	Glory Supra Shipping LLC	Strange Attractor	55,742	July 11, 2014	2006
115	Star Regg III LLC	Star Bright	55,569	October 10, 2018	2010
116	Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
		Total dwt	13,096,980

(1)       Subject to sale and lease back financing transaction (Note 7)

b) Subsidiaries owning vessels under construction:

	Wholly Owned Subsidiaries	Vessel Name	DWT	Shipyard	Expected Delivery Date
1	Star Thundera LLC	Hull No 15	82,000	Qingdao Shipyard Co. Ltd.	September 2025
2	Star Caldera LLC	Hull No 16	82,000	Qingdao Shipyard Co. Ltd.	September 2025
3	Star Terra LLC	Hull No 17	82,000	Qingdao Shipyard Co. Ltd.	April 2026
4	Star Nova LLC	Hull No 18	82,000	Qingdao Shipyard Co. Ltd.	July 2026
5	Star Affinity LLC	Hull No 23	82,000	Qingdao Shipyard Co. Ltd.	April 2026
			410,000

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

c ) Non-vessel owning subsidiaries: The below list includes companies previously owning vessels that have been sold, intermediate holding companies, companies that charter-in vessels and management companies:

	Wholly Owned Subsidiaries
1	Star Bulk Management Inc.	23	Star Bulk Germany GmbH
2	Starbulk S.A.	24	Star Mare LLC
3	Star Bulk Manning LLC	25	Star Sege Ltd
4	Star Bulk Shipmanagement Company (Cyprus) Limited	26	Star Regg VII LLC
5	Star Omas LLC	27	Star Cosmo LLC
6	Star Synergy LLC	28	Star Delta LLC
7	Oceanbulk Shipping LLC	29	Star Kappa LLC
8	Oceanbulk Carriers LLC	30	Star Infinity Corp.
9	Star Bulk Finance (Cyprus) Limited	31	Star Auctus LLC
10	Star Ventures LLC	32	Star Lida II Shipping LLC
11	Star Logistics LLC (ex Dry Ventures LLC)	33	Star Lida III Shipping LLC
12	Unity Holding LLC	34	Star Lida IV Shipping LLC
13	Star Bulk (USA) LLC	35	Star Lida VI Shipping LLC
14	Star New Era LLC	36	Star Lida VII Shipping LLC
15	Star Thor LLC	37	Star Borealis LLC
16	Star Gamma LLC	38	Star Polaris LLC
17	Star Zeus LLC	39	Star Theta LLC
18	Star Epsilon LLC	40	Star Zeta LLC
19	Star ABY LLC	41	Star Sun II LLC
20	ABY Group Holding LLC	42	Star Zeus III LLC
21	Star Regina LLC	43	Star Trident XV LLC
22	Star Bulk (Singapore) Pte. Ltd.

Time charter-in vessel and time charter-in newbuilding vessels as of December 31, 2023:

In addition, as of December 31, 2023, the Company has entered into certain long-term charter-in arrangements. As reflected in the table below, only one of these vessels was in operation as of December 31, 2023 (Note 6a) while the remaining relate to four Kamsarmax newbuildings and two Ultramax newbuildings which are expected to be delivered during 2024 with an approximate duration of seven years per vessel plus optional years depending on the Company’s decision (Note 15c).

	Name	DWT	Built	Yard	Country	Delivery / Estimated Delivery	Minimun Period
1	Star Shibumi	180,000	2021	JMU	Japan	November 30, 2021	November 2028
2	NB Kamsarmax # 1 (tbn Star Voyager)	82,000	2024	Tsuneishi, Zhousan	Japan	January 11, 2024 (Note 19b)	7 years
3	NB Kamsarmax # 2	82,000	2024	Tsuneishi, Zhousan	Japan	Q4 - 2024	7 years
4	NB Kamsarmax # 3 (tbn Star Explorer)	82,000	2024	JMU	Japan	March 8, 2024 (Note 19b)	7 years
5	NB Kamsarmax # 4	82,000	2024	JMU	Japan	Q3 - 2024	7 years
6	NB Ultramax #1 (tbn Stargazer)	66,000	2024	Tsuneishi, Cebu	Philippines	January 16, 2024 (Note 19b)	7 years
7	NB Ultramax #2	66,000	2024	Tsuneishi, Cebu	Philippines	Q4 - 2024	7 years
		640,000

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information - (continued):

No charterer accounted for more than 10% of the Company’s revenues for the years ended December 31, 2021, 2022 and 2023.

2.       Significant Accounting policies:

a)             Principles of consolidation: The consolidated financial statements have been prepared in accordance with U.S. GAAP, which include the accounts of Star Bulk and its wholly owned subsidiaries referred to in Note 1 above. All intercompany balances and transactions have been eliminated on consolidation.

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

Following the provisions of ASC 810 “Consolidation”, the Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a variable interest entity in its consolidated financial statements. The Company’s evaluation did not result in an identification of variable interest entities for the years 2021, 2022 and 2023.

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
December 31, 2023
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

e)           Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and restricted cash, trade accounts receivable and derivative contracts (including freight derivatives, bunker derivatives, interest rate swaps and foreign currency exchange rates swaps). The Company’s policy is to place its cash with financial institutions evaluated as being creditworthy and are therefore exposed to minimal credit risk. The Company may be exposed to credit risk in the event of non-performance by counter parties to derivative contracts. To manage this risk, the Company mainly selects freight derivatives and bunker swaps that clear through reputable clearing houses, such as European Energy Exchange (“EEX”), Singapore Exchange (“SGX”) or Intercontinental Exchange (“ICE”), as the case may be, and limits its exposure in over the counter transactions. The Company performs periodic evaluations of the relative credit standing of those financial institutions with which the Company transacts. In addition, the Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition.

f)             Foreign currency transactions: The functional currency of the Company is the U.S. Dollar since its vessels operate in the international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the period are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the consolidated balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are converted into U.S. Dollars at the period-end exchange rates. Resulting gains/(losses) are included in “Interest income and other income/(loss)” in the consolidated income statements.

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
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

i)              Trade accounts receivable, net: The amount shown as Trade accounts receivable, net, at each balance sheet date, includes receivables from customers, net of any provision for doubtful debts. Pursuant to ASC 326 Financial Instruments - Credit Losses the Company assesses the need for an allowance for credit losses for expected uncollectible accounts receivable. Such allowance is recorded as an offset to accounts receivable in the consolidated balance sheets and changes in such allowance are recorded as provision for doubtful debt in the consolidated income statements. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific charterers with known disputes or collectability concerns. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status and makes judgments about the creditworthiness of charterers based on ongoing credit evaluations. The Company also considers charterer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. For the years ended December 31, 2022 and 2023, the Company’s assessment considered also business and market disruptions caused by Covid-19 and estimates of expected emerging credit and collectability trends. No allowance for credit losses on accounts receivable was recorded as of December 31, 2022 and 2023, based on the Company’s credit losses assessment. On the other hand, the Company wrote-off certain trade receivables by recording a loss on bad debt for the years ended December 31, 2021, 2022 and 2023 of $629, $677 and $300, respectively.

j)             Inventories: Inventories consist of lubricants and bunkers, which are stated at the lower of cost or net realizable value, which is the estimated selling prices less reasonably predictable costs of disposal and transportation. Cost is determined by the first in, first out method. The Company’s evaluation of the need to record inventory adjustments resulted for the years ended December 31, 2022 and 2023 in a “Loss on write-down of inventory” of $17,326 and $9,318, respectively, in the consolidated income statements (nil for the year ended December 31, 2021).

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

The cost of each of the Company’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s estimated remaining economic useful life, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton). Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. The estimated salvage value of each vessel was $0.30 per light weight ton as of December 31, 2021 and 2022. Effective as of January 1, 2023, following management’s reassessment of the residual value of the Company’s vessels, the Company increased the estimated scrap rate per lightweight ton from $0.30 to $0.40. The current value of $0.40 was based on the historical average demolition prices prevailing in the market in the last 20 years. The change in this accounting estimate, which pursuant to ASC 250 “Accounting Changes and Error Corrections” was applied prospectively and did not require retrospective application, decreased the depreciation expense and increased the net income for the year ended December 31, 2023 by $14,809 or $0.15 per basic and diluted share.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
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

n)            Impairment of long-lived assets: The Company follows the Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net operating cash flows for each asset over the estimated remaining useful life of each Company’s vessel. Various factors including future charter rates, an estimate of an additional daily revenue for each scrubber-fitted vessel net of brokerage and address commissions, estimated vessel’s residual value, vessel’s utilization, expected technical off-hire days, vessel’s expected maintenance costs (for dry docking and special surveys), vessel operating expenses and management fees are included in this analysis. If the carrying value of the related vessel exceeds the undiscounted cash flows, the carrying value is reduced to its estimated fair value and the difference is recorded under “Impairment loss” in the consolidated income statements.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
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

Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. The resulting difference, if any, is recorded under “Impairment loss” in the consolidated income statement. The vessels are not depreciated once they meet the criteria to be classified as held for sale. As of December 31, 2023, one of the Company’s vessels met the criteria to be classified as held for sale (Note 5).

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
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

r)             Share based compensation: Share based compensation represents the cost of shares and share options granted to employees, executive officers and to directors, for their services, and is included in “General and administrative expenses” in the consolidated income statements. The shares are measured at their fair value equal to the market value of the Company’s common shares on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized using the accelerated attribution method, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award. Further, the Company accounts for restricted share award forfeitures upon occurrence.

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
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

t)            Accounting for revenue and related expenses: The Company primarily generates its revenues from time charter agreements and voyage charter agreements. Under a time charter agreement, a contract is entered into for the use of a vessel for a specific period of time and a specified daily fixed or index-linked charter hire rate. An index-linked rate usually refers to freight rate indices issued by the Baltic Exchange, such as the Baltic Capesize Index and the Baltic Panamax Index. Under a voyage charter agreement, a contract is made in the spot market for the use of a vessel for a specific voyage to transport a specified cargo at an agreed upon freight rate per ton or occasionally a lump sum amount. Under a voyage charter agreement, the charter party generally has a minimum amount of cargo and the charterer is liable for any short loading of cargo or “dead” freight. A voyage charter agreement generally has standard payment terms of 90% freight to be paid upon completion before commencing of discharge and the balance freight is usually settled within 30 days after agreeing laytime calculations. A minor part of the Company’s revenues is also generated from pool arrangements, according to which the amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool (based on the vessel’s age, design, consumption and other performance characteristics) as well as the time each vessel has spent in the pool. For those vessels that operated under the pool arrangements during the years ended December 31, 2021, 2022 and 2023 the Company considers itself the principal, primarily because of its control over the service to be transferred for the charterer under those charterparties and therefore related revenues and expenses are presented gross.

The Company determined that its time charter agreements are considered operating leases and therefore fall under the scope of ASC 842 Leases (“ASC 842”) because, (a) the vessel is an identifiable asset, (b) the Company does not have substitution rights and (c) the charterer has the right to control the use of the vessel during the term of the contract and derives economic benefits from such use. The duration of the contracts that the Company enters into depends on the market conditions, with the duration decreasing during weak market conditions. During 2021, 2022 and 2023 the majority of the Company’s time charter contracts did not exceed the period of 12 months, including optional extension periods. Time charter revenues are recognized on a straight-line basis over the term of the respective time charter agreement for which the performance obligations are satisfied beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. Time charter agreements may include ballast bonus payments made by the charterer which serve as compensation for the ballast trip of the vessel to the delivery port, which are deferred and also recognized on a straight line basis over the charter period. Time charter agreements may also include variable consideration that is not dependent on an index or a rate, such as additional revenue earned from charterers of scrubber-fitted vessels due to the fuel cost savings that these vessels provide, which is recognized as revenue in the period in which the respective bunker quantity is actually consumed.

During the time charter agreements, the Company is responsible for operating and maintaining the vessel and such costs are included in “Vessel operating expenses” in the consolidated income statements. The time charter hire rate received includes compensation for these costs, such as crewing expenses, repairs and maintenance and insurance. The Company, making use of the practical expedient for lessors, has elected not to separate the lease and non-lease components included in the time charter revenue but rather to recognize lease revenue as a combined single lease component for all time charter contracts as the related lease component and non-lease component have the same timing and pattern of transfer (i.e., both the lease and non-lease components are earned with the passage of time) and the predominant component is the lease. Under time charter agreements, voyage costs, such as fuel and port charges are borne and paid by the charterer. Time charter revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.	Significant Accounting policies - (continued):

t)              Accounting for revenue and related expenses - ( continued ):

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

Demurrage income, which is considered a form of variable consideration, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements. Demurrage income for the years ended December 31, 2021, 2022 and 2023 was not material.

Under voyage charter agreements, all voyage costs are borne and paid by the Company. Voyage expenses consist primarily of brokerage commissions, bunker consumption, port and canal expenses and agency fees related to the voyage. All voyage costs are expensed as incurred with the exception of the contract fulfilment costs that are incurred from the later of the end of the previous vessel employment and the contract date and until the commencement of loading the cargo on the relevant vessel, which are capitalized to the extent the Company, in its reasonable judgement, determines that they (i) are directly related to a contract, (ii) will be recoverable and (iii) enhance the Company’s resources by putting the Company’s vessel in a location to satisfy its performance obligation under a contract, pursuant to the provisions of ASC 340-40 “Other assets and deferred costs”. These capitalized contract fulfilment costs are recorded under “Other current assets” in the consolidated balance sheets and are amortized on a straight-line basis as the related performance obligations are satisfied.

u)           Fair value measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” that define and provide guidance as to the measurement of fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy (Note 18).

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
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

w)            Segment reporting: The Company reports financial information and evaluates its operations and operating results by total charter revenues and not by the type of vessel, length of vessel employment, customer or type of charter. As a result, the Company’s management, including its Chief Executive Officer, who is the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet, and thus, the Company has determined that it operates under one reportable segment, that of operating dry bulk vessels. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide, subject to restrictions as per the charter agreement, and, as a result, the disclosure of geographic information is impracticable.

x)             Leases: The Company, as lessee, recognizes assets and liabilities on the balance sheet for the rights and obligations created by all leases with a term of more than 12 months. For lessees, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition on the income statement. ASC 842 requires lessors to classify leases as sales-type, direct financing, or operating leases. All leases that are not sales-type leases or direct financing leases (i.e., that in effect neither transfer control of the underlying asset to the lessee nor transfer substantially all of the risks and benefits of the underlying asset to the lessee) are operating leases. Refer to Note 2(t) for the lease arrangements with the Company acting as lessor.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

   x)       Leases – (continued):

The following are types of contracts with the Company acting as lessee:

A)	Time charter-in agreements that the Company from time to time enters into for third-party vessels to increase its operating capacity in order to satisfy its clients’ needs which have been determined to be operating leases. The duration of these contracts may vary with the vast majority not exceeding 12 months, as of December 31, 2022 and 2023. The assets and liabilities recognized in respect of the time charter–in agreements with an initial term exceeding 12 months (which includes periods covered by options to extend if the Company is reasonably certain to exercise that option) that correspond to the underlying rights and obligations, are presented within “Operating leases, right-of-use assets” and “Operating lease liabilities”, respectively, in the consolidated balance sheets. The Company has elected to use the practical expedient of ASC 842 that allows for time charter-in contracts with an initial term of 12 months or less to be excluded from the operating lease right-of use assets and the corresponding lease liabilities recognition on the consolidated balance sheet. Further, the Company has also elected the practical expedient to combine lease and non-lease component. The Company continues to recognize the lease payments for all charter-in operating leases under “Charter-in hire expenses” in the consolidated income statements on a straight-line basis over the lease term. Revenues generated from those charter-in vessels are included in “Voyage revenues” in the consolidated income statements (Note 6a).

B)	Sale and lease back transactions which involve a purchase obligation (or a purchase option that is reasonably certain, at inception, that will be exercised) and are therefore treated as a failed sale or merely a financing arrangement, and therefore are not within the scope of sale and leaseback accounting under ASC 842. In such cases the Company does not derecognize the corresponding leased vessels and continues to present these at their net book values within “Vessels and other fixed assets, net” on its consolidated balance sheets, while the financing liability is presented in “Lease financing” in the Company’s consolidated balance sheets. Depreciation attributable to the vessels that are subject to financing under sale and lease back transactions is included within “Depreciation” in the consolidated income statements while the corresponding interest expense on the lease financing arrangement is included within “Interest and finance costs” in the consolidated income statements. All of the Company’s lease financing agreements as of December 31, 2022 and 2023 were of this type. Please refer to Note 7 for the description of the nature of these lease financing agreements, general terms, covenants included, any variable payments, if any, as well as the purchase options and/or obligations they provide for.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

          x)       Leases – (continued):

C)	Other long-term bareboat charter-in agreements that the Company from time to time may enter into which meet the transfer of ownership criterion under ASC 842 (either involve a purchase obligation or a purchase option that is reasonably certain, at inception, that will be exercised) and are therefore classified as finance leases. In such cases the Company recognizes a right-of-use asset for each bareboat charter-in vessel reflected within “Vessels and other fixed assets, net” and a corresponding lease liability being reflected within “Lease financing” in the consolidated balance sheets. The amortization of the right-of-use asset attributable to this type of lease arrangements is included within “Depreciation” in the consolidated income statement while the corresponding interest expense on the lease financing is included within “Interest and finance costs” in the consolidated income statement. None of the Company’s bareboat charter-in agreements were of this type as of December 31, 2022 and 2023.

D)	Office rental arrangements: that the Company enters into, which it has determined to be operating leases. The office spaces that the Company leases are mostly located in Greece, Cyprus and Singapore. Payments under these arrangements are fixed with no variable payments. The assets and liabilities recognized in respect of these agreements that correspond to the underlying rights and obligations are presented within “Operating leases, right-of-use assets” and “Operating lease liabilities” in the consolidated balance sheets (Note 6b). The lease expenses attributable to these leases are recognized on a straight-line basis over the lease term and are recorded in “General and administrative expenses” in the consolidated income statements.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
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

The change in the fair value of a hedging instrument is recognized in the consolidated income statement. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the consolidated income statement.

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
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

          y)   Derivatives & Hedging – (continued):

                 i)       Interest rate swaps and foreign currency exchange rates swaps – (continued):

Cash Flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect earnings. For derivatives designated as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive income / (loss)” and is subsequently recognized in earnings when the hedged items impact earnings, while the ineffective portion, if any, is recognized immediately in current period earnings under “Gain/(loss) on interest rate swaps, net” in the consolidated income statements (Note 18).

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

ii)       Forward Freight Agreements and Bunker Swaps:

In addition, when deemed appropriate from a risk management perspective, the Company takes positions in forward freight agreements (“FFAs”). Generally, FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates for the specified route and time period, as reported by the identified index, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. The Company’s FFAs are settled mainly through reputable exchanges such as EEX or SGX so as to limit the Company’s exposure in over-the-counter transactions. FFAs are intended to serve as an economic hedge for the Company’s vessels that are being chartered in the spot market, effectively locking-in an approximate amount of revenue that the Company expects to receive from such vessels for the relevant periods. The fair value of the FFAs are treated as an asset or liability (Level 1) until they are settled with the change in fair value being reflected in the consolidated income statements. The Company’s FFAs do not qualify for hedge accounting and therefore gains or losses are recognized in the consolidated income statements under “(Gain)/Loss on forward freight agreements and bunker swaps, net” (Note 18).

Also, when deemed appropriate from a risk management perspective, the Company enters into bunker swap contracts to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. The Company’s bunker swaps are settled through reputable clearing houses, such as ICE. The Company measures the fair value of all open positions at each reporting date which is the estimated amount that the Company would receive or pay to terminate the swaps at the reporting date (Level 1). The Company’s bunker swaps do not qualify for hedge accounting and therefore gains or losses are recognized in the consolidated income statements under “(Gain)/Loss on forward freight agreements and bunker swaps, net” (Note 18).

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

  y)   Derivatives & Hedging – (continued):

iii)        Foreign currency forward contracts:

When deemed appropriate from a risk management perspective, the Company enters into forward contracts to hedge against the effect of exchange rate fluctuations on cash flows denominated in foreign currencies. Foreign currency forward contracts are agreements entered into with a bank to exchange, at a specified future date, currencies of different countries at a specific rate. Foreign currency forward contracts are recorded on the Company’s balance sheet as assets or liabilities and are measured at fair value. The valuation of forward contracts is based on Level 2 observable inputs of the fair value hierarchy, such as forward foreign exchange rate curves. The effective portion of the unrealized gains/losses from those contracts that meet the hedge accounting criteria as cash flow hedges is recorded in Other Comprehensive Income / (Loss). The settlement of these derivatives will result in reclassifications (from accumulated other comprehensive income) to earnings in the period during which the hedged transactions affect earnings. The Company may de-designate these cash flow hedge relationships in advance of the occurrence of the forecasted transaction. The portion of gains or losses on the derivative instrument previously accumulated in other comprehensive income for de-designated hedges remains in accumulated other comprehensive income until the forecasted transaction occurs. The changes in the fair value of derivatives not qualifying for hedge accounting are recognized in earnings. Cash inflows/outflows attributed to foreign currency forward derivative instruments, if any, are reported within cash flows from operating activities in the consolidated statements of cash flows.

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

Recent Issued Accounting Pronouncements Not Yet Adopted

 In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, and an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. ASU 2023-07 also requires that all segment-related disclosures required by FASB Topic 280 (Segment Reporting) be made by entities that have a single reportable segment. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024 and early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2023-07 on its consolidated financial statements.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

3.       Transactions with related parties:

Transactions and balances with related parties are analyzed as follows:

Balance Sheet

	December 31, 2022	December 31, 2023
Long term investment
Interchart (a)	$1,349	$1,380
Starocean (h)	202	231
CCL Pool (k)	125	125
Long term investment	$1,676	$1,736

Due from related parties
Oceanbulk Maritime and its affiliates (d)	$287	$-
Interchart (a)	3	3
Starocean (h)	34	35
Due from related parties	$324	$38

Due to related parties
Management and Directors Fees (b)	$114	$172
Oceanbulk Maritime S.A. and its affiliates (d)	-	15
Iblea Ship Management Limited (g)	1,387	1,472
Due to related parties	$1,501	$1,659

Income Statements

	Years ended December 31,
	2021	2022	2023
Voyage expenses:
Voyage expenses-Interchart (a)	$(3,870)	$(4,140)	$(4,140)
General and administrative expenses:
Consultancy fees (b)	$(535)	$(543)	$(569)
Directors compensation (b)	(183)	(185)	(201)
Office rent - Combine Marine Ltd. & Alma Properties (c )	(41)	(37)	(38)
General and administrative expenses - Oceanbulk Maritime S.A. and its affiliates (d)	(252)	(179)	(176)
Management fees:
Management fees- Augustea Technoservices Ltd. and affiliates (f)	$(6,472)	$(1,250)	$-
Management fees- Iblea Ship Management Limited (g)	(79)	(3,264)	(2,728)
Charter-in hire expenses:
Charter - in hire expenses - AOM (i)	$(4,069)	$-	$-
Equity in income of investee
Interchart (a)	$96	$59	$31
Starocean (h)	24	50	29

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

3.       Transactions with related parties – (continued):

a)	Interchart Shipping Inc. (or “Interchart”): The Company holds 33% of the total outstanding common shares of Interchart. The ownership interest was purchased in 2014 from an entity affiliated with family members of Company’s Chief Executive Officer. This investment is accounted for as an equity method investment and is presented within “Long term investment” in the consolidated balance sheets. The Company has entered into a services agreement with Interchart for chartering, brokering and commercial services for all of the Company’s vessels which from August 1, 2019 until October 1, 2021 provided for a monthly fee of $315 ($325 monthly fee for the remaining period in 2019) and then amended to increase the monthly fee to $345 until December 31, 2023.
b)	Management and Directors Fees: As of December 31, 2023, the Company was party to consulting agreements with companies owned and controlled by each one of its Chief Operating Officer and Co-Chief Financial Officers. Pursuant to the corresponding agreements, the Company is required to pay an aggregate base fee of $564 per year. Additionally pursuant to these agreements, these entities are entitled to receive an annual discretionary bonus, as determined by the Company’s Board of Directors in its sole discretion. In addition, non-employee directors of the Board of Directors receive an annual cash retainer of $15, each, the chairman of the audit committee receives a fee of $15 per year and each of the audit committee members receives a fee of $7.5. Lastly, each chairman of the other standing committees receives an additional $5 per year while each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.
c)	Office rent: On January 1, 2012, Starbulk S.A. entered into a lease agreement for office space with Combine Marine Ltd., a company controlled by Mrs. Milena - Maria Pappas and by Mr. Alexandros Pappas, both of whom are children of the Company’s Chief Executive Officer. The lease agreement provides for a monthly rental of €2,500 (approximately $2.8, using the exchange rate as of December 31, 2023, which was $1.10 per euro) and has been extended indefinitely. In addition, on December 21, 2016, Starbulk S.A., entered into a lease agreement for office space with Alma Properties, a company controlled by Mrs. Milena - Maria Pappas. The lease agreement provides for a monthly rental of €300 (approximately $0.3, using the exchange rate as of December 31, 2023, which was $1.10 per euro) and has been extended indefinitely.
d)	Oceanbulk Maritime S.A. and its affiliates (or “Oceanbulk Maritime”): Oceanbulk Maritime is a ship management company controlled by Mrs. Milena-Maria Pappas. A company affiliated to Oceanbulk Maritime provides the Company certain financial corporate development services.
e)	Oaktree Shareholder Agreement: On July 11, 2014, the Company and Oaktree Dry Bulk Holding LLC (including affiliated funds, “Oaktree”), one of the Company’s major shareholders, entered into a shareholders agreement (the “Oaktree Shareholders Agreement”). Under the Oaktree Shareholders Agreement, Oaktree has the right to nominate four of the Company’s nine directors so long as it beneficially owns 40% or more of the Company’s outstanding voting securities. The number of directors able to be designated by Oaktree is reduced to three directors if Oaktree beneficially owns 25% or more but less than 40% of the Company’s outstanding voting securities, to two directors if Oaktree beneficially owns 15% or more but less than 25%, and to one director if Oaktree beneficially owns 5% or more but less than 15%. Oaktree’s designation rights terminate if it beneficially owns less than 5% of the Company’s outstanding voting securities.

During 2023, 20 million common shares were repurchased from Oaktree (Note 9).

The one director currently designated by Oaktree is Mr. Lau. Under the Oaktree Shareholders Agreement, with certain limited exceptions, Oaktree effectively cannot vote more than 33% of the Company’s outstanding common shares (subject to adjustment under certain circumstances).

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

3.       Transactions with related parties - (continued):

f)	Augustea Technoservices Ltd. and affiliates: Following the completion of the acquisition of 16 operating dry bulk vessels (the “Augustea Vessels”) from entities affiliated with Augustea Atlantica SpA and York Capital Management in an all-share transaction (the “Augustea Vessel Purchase Transaction”) on August 3, 2018, the Company appointed Augustea Technoservices Ltd., an entity affiliated with certain of the sellers of the corresponding transaction and specifically with one of the Company’s directors, Mr. Zagari, as the technical manager of certain of its vessels. Up until June 2022, the respective management agreements were progressively terminated for all the vessels managed previously by Augustea Technoservices Ltd.
g)	Iblea Ship Management Limited: In 2021 the Company appointed Iblea Ship Management Limited, an entity affiliated with one of the Company’s directors, Mr. Zagari, to provide certain management services to certain vessels, which previously were managed by Augustea Technoservices Ltd. During 2022 and 2023, the management of certain vessels managed by Iblea Shipmanagement Limited was changed to in-house.

h)	StarOcean Manning Philippines Inc. (or “Starocean”): The Company has 25% ownership interest in Starocean, a company that is incorporated and registered with the Philippine Securities and Exchange Commission, which provides crewing agency services. The remaining 75% interest is held by local entrepreneurs. This investment is accounted for as an equity method investment and is presented within “Long term investment” in the consolidated balance sheets.
i)	Augustea Oceanbulk Maritime Malta Ltd (or “AOM”): On September 24, 2019, the Company chartered-in the vessel AOM Marta, which is owned by AOM, an entity affiliated with Augustea Atlantica SpA and certain members of the Company’s Board of Directors. The agreed rate for chartering-in AOM Marta was index-linked, and she was redelivered to her owners on June 8, 2021.
j)	Short Pool: During the second quarter of 2020, the Company together with Golden Ocean Group, Bocimar International NV and Oceanbulk International S.A (collectively the “Short Pool Members”) have agreed to enter into Contracts of Affreightment (“COAs”) with major miners and commodity traders to transport dry bulk commodities at fixed freight rates (the “Short Pool”). The Short Pool Members may use their own vessels or charter-in from the market to perform the COAs. The Company no longer engages its vessels under this arrangement since 2021.
k)	Capesize Chartering Ltd. (or “CCL Pool”): On December 30, 2020 a funding of $125 that the Company had provided to Capesize Chartering Ltd, or CCL Pool, was converted to equity with the Company holding 25% ownership interest of CCL Pool, which after the exit of one of the other three shareholders as of December 31, 2021 was increased to 33%. The participation to CCL is accounted for as an equity method investment. The Company's initial investment of $125 in CCL Pool is presented within “Long-term investment” in the consolidated balance sheets. The Company’s subsequent share of results of CCL Pool was insignificant for the years ended December 31, 2021, 2022 and 2023.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

4.       Inventories:

The amounts shown in the consolidated balance sheets are analyzed as follows:

	December 31, 2022	December 31, 2023
Lubricants	$15,863	$13,945
Bunkers	51,299	48,417
Total	$67,162	$62,362

5.       Vessels and other fixed assets, net and Vessel held for sale:

The amounts in the consolidated balance sheets are analyzed as follows:

	Cost	Accumulated depreciation	Net Book Value
Balance, December 31, 2021	$3,818,440	$(805,402)	$3,013,038
- Acquisition of other fixed assets, vessel improvements and other vessel costs	25,246	-	25,246
- Depreciation for the period	-	(156,733)	(156,733)
Balance, December 31, 2022	$3,843,686	$(962,135)	$2,881,551
- Acquisition of other fixed assets, vessel improvements and other vessel costs	21,007	-	21,007
- Vessel total loss	(27,570)	1,581	(25,989)
- Vessel sales	(275,772)	110,404	(165,368)
- Vessel transferred to held for sale	(34,812)	19,622	(15,190)
- Impairment loss	(17,838)	-	(17,838)
- Depreciation for the period	-	(138,429)	(138,429)
Balance, December 31, 2023	$3,508,701	$(968,958)	$2,539,743

As of December 31, 2023, 113 of the Company’s 116 vessels (including one vessel classified as held for sale), having a net carrying value of $2,499,319, were subject to first-priority mortgages as collateral to their loan facilities (Note 8). Title of ownership is held by the relevant lenders for another 2 vessels with a carrying value of $41,241 to secure the relevant sale and lease back financing transactions (Note 7). In addition, certain of the Company’s vessels having a net carrying value of $344,607 are subject to second-priority mortgages as collateral to certain of the Company’s loan facilities (Note 8).

Vessels under construction:

During 2023, the Company entered into five firm shipbuilding contracts with Qingdao Shipyard Co., Ltd. for the construction of five 82,000 dwt Kamsarmax newbuilding vessels. The delivery of two of these vessels is expected in September 2025, another two in April 2026 and the last one in July 2026. As of December 31, 2023, the Company had not yet advanced any amounts to Qingdao Shipyard Co., Ltd. in relation to the abovementioned newbuilding vessels.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

5.       Vessels and other fixed assets, net and Vessel held for sale - (continued):

Vessels acquired/delivered during the year ended December 31, 2022 and 2023:

During the year ended December 31, 2022, no vessel acquisitions or disposals took place.

During the first quarter of 2023, the Company agreed with the war risk insurers of the vessel Star Pavlina that the vessel became a constructive total loss on February 24, 2023, and as a consequence, that the Company was entitled to be indemnified for the vessel’s total insurance value, given its prolonged detainment in Ukraine following the commencement of Russia’s military action against Ukraine on February 24, 2022. As a result, the Company recognized a gain of $28,163 which is included within “Other operational gain” in the consolidated income statement for the year ended December 31, 2023. In addition, in 2023 and up to February 24, 2023, the Company earned, through its war risk insurance policy detention compensation with respect to this vessel, an amount of $2,658 which is also included within “Other operational gain” in the 2023 consolidated income statement. By May 4, 2023, the Company collected the total insurance value of the vessel Star Pavlina.

During the year ended December 31, 2023, the Company decided to strategically sell certain vessels and renew its fleet, taking advantage of the elevated vessel market values. In 2023, the Company entered into various separate agreements with third parties to sell 15 of the Company’s vessels (Star Borealis, Star Polaris, Star Centaurus, Star Columba, Star Aquila, Star Hercules, Star Cepheus, Star Zeta, Star Theta, Star Athena, Star Jennifer, Star Glory, Big Fish, Star Bovarius and Star Dorado). In addition, the vessel Big Bang was actively marketed as of December 31, 2023 and was ultimately agreed to be sold in January 2024 (Note 19c). Of these, 11 vessels were delivered to their new owners in 2023, two were delivered to their new owners in January 2024 (Note 19a), one was delivered to her new owners on March 4, 2024 (Note 19c) and the remaining two are expected to be delivered by April 2024.

One of these vessels met the “held for sale” classification criteria (as described in Note 2o) as of December 31, 2023 and was reclassified under “Vessel held for sale” in the consolidated balance sheet. As part of the abovementioned sales, for the year ended December 31, 2023, the Company recognized an impairment loss of $17,838 (Note 18) and a net gain on sale of vessels of $29,399, which are separately reflected in the consolidated income statement for the corresponding year.

The amounts reported under “Acquisition of other fixed assets, vessel improvements and other vessel costs” in the table above which were incurred during the years ended December 31, 2022 and 2023 were made mainly in connection with the Company’s continued technical upgrades to its fleet, such as the installation of ballast water management systems (“BWTS”) and Energy Saving Devices (“ESD”).

Impairment Analysis

As of December 31, 2022 and 2023, as part of the Company’s annual impairment analysis, the Company examined its operating vessels whose carrying value was above its market value. These analyses did not result in any additional impairment charges for the years 2022 and 2023 other than the impairment loss mentioned above.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

6.       Operating leases:

a) Time charter-in vessel agreements

The carrying value of the assets and liabilities recognized in connection with the time charter-in vessel arrangements as of December 31, 2022 and 2023 amounted to $37,191 and $27,548, respectively. The weighted average discount rate that was used for the recognition of these leases, which is the estimated annual incremental borrowing rate for this type of asset, is approximately 3%. The payments required to be made after December 31, 2023, for the outstanding operating lease liabilities of the time charter-in vessel agreements with an initial term exceeding 12 months, recognized on the balance sheet, are as follows:

Twelve month periods ending	Amount
December 31, 2024	$5,917
December 31, 2025	6,242
December 31, 2026	5,729
December 31, 2027	6,413
December 31, 2028	5,763
December 31, 2029 and thereafter	-
Total undiscounted lease payments	$30,064
Discount based on incremental borrowing rate	(2,516)
Present value of lease liability	$27,548
Operating lease liabilities, current	5,024
Operating lease liabilities, non-current	22,524

The weighted average remaining lease term of these charter-in vessels arrangements as of December 31, 2023 is 4.92 years.

b) Office rental arrangements

The carrying value of the assets and liabilities recognized in connection with the office rental arrangements as of December 31, 2022 and 2023 amounted to $427 and $277, respectively. The weighted average discount rate that was used for the recognition of these leases, which is the estimated annual incremental borrowing rate for this type of assets, is approximately 6.1%. The payments required to be made after December 31, 2023, for the outstanding operating lease liabilities recognized on the balance sheet in connection with the Company’s office rental arrangements, are as follows:

Twelve month periods ending	Amount
December 31, 2024	$227
December 31, 2025	50
December 31, 2026	-
December 31, 2027	-
December 31, 2028	-
December 31, 2029 and thereafter	-
Total undiscounted lease payments	$277
Discount based on incremental borrowing rate	-
Present value of lease liability	$277
Operating lease liabilities, current	227
Operating lease liabilities, non-current	50

The weighted average remaining lease term of these office rent arrangements as of December 31, 2023 is 1.28 years.

The lease expense of the Company’s office rental arrangements for the years ended December 31, 2021, 2022 and 2023, was $501, $503 and $574 respectively.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

7.      Lease financing:

Financing through bareboat leases:

On September 3, 2020, the Company entered into an agreement to sell Star Lutas to SK Shipholding S.A. and simultaneously entered into a seven-year bareboat charter for the vessel. The amount of $16,000 received under the agreement on September 18, 2020, was used to pay the vessel’s remaining amount under the then existing loan agreement. In September 2023, the outstanding amount under the lease agreement was repaid using the funds received under the ING Facility (Note 8).

On September 21, 2020, the Company entered into sale and leaseback agreements with SPDB Financial Leasing Co. Ltd. (“SPDFL”) for the vessels Mackenzie, Kennadi, Honey Badger, Wolverine and Star Antares. In September 2020, an aggregate amount of $76,500 was received pursuant to the five sale and leaseback agreements, which was used to pay the remaining amount under the then existing loan agreement. In September 2023, the outstanding amounts under the lease agreements were repaid using the funds received under the ESUN $140,000 Facility (Note 8).

On September 25, 2020, the Company entered into sale and leaseback agreements with ICBC Financial Leasing Co., Ltd. (“ICBC”) for the vessels Gargantua, Goliath and Maharaj. An aggregate amount of $93,150 was received on September 29, 2020, pursuant to the three sale and leaseback agreements, which was used to pay the remaining amount under the then existing loan agreement. In September 2023, the outstanding amounts under the lease agreements were repaid using the funds received under the ESUN $140,000 Facility (Note 8).

On March 29, 2019, the Company entered into an agreement to sell Star Pisces to SK Shipholding S.A. and simultaneously entered into a seven-year bareboat charter for the vessel. The amount of $19,125 provided under the agreement which was concluded in April 2019, was used to pay the remaining amount under the then existing loan agreement. In May 2023, the outstanding amount under the lease agreement was prepaid using the funds received under the SEB $30,000 Facility (Note 8).

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
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

7.	Lease financing-(continued):

Financing through bareboat leases-(continued):

The Company’s two lease financing agreements in existence as of December 31, 2023, described above, contain purchase options during their terms, at pre-determined amortizing purchase prices and purchase obligations at the expiration of their terms, at fixed prices, which, at the time of recognition were considered to be at significantly lower levels compared to the expected fair value of each vessel at that time. Based on applicable accounting guidance, such transactions are accounted for as financing arrangements and accordingly the Company presents the corresponding leased vessels at their net book values on its consolidated balance sheets in “Vessels and other fixed assets, net”, while the financing liability is presented in “Lease financing” in the Company’s consolidated balance sheets. The corresponding interest expense of the Company’s bareboat lease financing activities is included within “Interest and finance costs” in the consolidated income statements (Note 8).

The principal payments required to be made after December 31, 2023, for the outstanding bareboat lease obligations recognized on the balance sheet as described above, are as follows:

Twelve month periods ending	Amount
December 31, 2024	$2,731
December 31, 2025	2,731
December 31, 2026	2,731
December 31, 2027	2,731
December 31, 2028	5,067
December 31, 2029 and thereafter	2,046
Total bareboat lease minimum payments	$18,037
Unamortized lease issuance costs	(98)
Total bareboat lease minimum payments, net	$17,939
Lease financing short term	2,731
Lease financing long term, net of unamortized lease issuance costs	15,208

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Long-term bank loans:

New Financing Activities during the year ended December 31, 2023

(i) SEB $30,000 Facility:

On May 25, 2023, the Company entered into a loan agreement with Skandinaviska Enskilda Banken AB for a loan amount of up to $30,000 (the “SEB $30,000 Facility”). The facility amount was drawn on May 30, 2023 and was used to replenish the funds used in May 2023 to prepay the outstanding loan amount of $13,125 under the NTT Facility of the vessel Star Aquarius (as discussed below), and the outstanding lease amount of the vessel Star Pisces (Note 7). The SEB $30,000 Facility was drawn in two equal tranches, each repayable in 20 equal consecutive quarterly installments of $413 and a balloon payment of $6,750 due in May 2028, along with the last installment. The loan is secured by first priority mortgages on the vessels Star Aquarius and Star Pisces.

(ii) Nordea $50,000 Facility:

On July 10, 2023,the Company entered into a loan agreement with Nordea Bank Abp for a loan amount of up to $50,000 (the “Nordea $50,000 Facility”). The facility amount was drawn on July 12, 2023 and was used to replenish the funds used in May 2023 to prepay the aggregate outstanding loan amount of $42,308 under the DSF $55,000 Facility (as discussed below) of the vessels Star Eleni and Star Leo. The Nordea $50,000 Facility was drawn in two equal tranches, each repayable in 20 equal consecutive quarterly installments of $545 and $528, respectively and a balloon payment of $14,100 and $14,440, respectively, due in July 2028, along with the last installments. The loan is secured by first priority mortgages on the vessels Star Eleni and Star Leo.

(iii) ESUN $140,000 Facility:

On September 26, 2023,the Company entered into a syndicated loan facility with E.SUN commercial Bank Ltd. as agent for an amount of $140,000 (the “ESUN $140,000 Facility”). The facility amount of $140,000 was drawn on October 4, 2023 and was used to replenish the funds used in September 2023 to prepay the aggregate outstanding lease amounts of $140,239 under the lease agreements with SPDFL and ICBC (Note 7). The ESUN $140,000 Facility is repayable in 28 equal consecutive quarterly installments of $3,825 and a balloon payment of $32,900, due in October 2030, along with the last installment. The loan is secured by first priority mortgages on the vessels Mackenzie, Kennadi, Honey Badger, Wolverine, Star Antares, Gargantua, Goliath and Maharaj.

(iv) Increased financing by $15,000 and $62,000 - ING Facility:

On September 20, 2023, the Company entered into a fifth amended and restated agreement relating to an original facility agreement with ING Bank N.V., London Branch (ING) dated September 28, 2018, in order to increase the financing by $15,000 and to include the ship owning company of the vessel Star Lutas as additional borrower. The additional financing amount of $15,000 which was drawn in September 2023 and was used to prepay the outstanding lease amount of $12,332 under the lease agreement of the vessel Star Lutas (Note 7), is repayable in 20 quarterly installments of $405 and a balloon payment of $6,892, payable together with the last installment due in September 2028. On November 23, 2023, the Company entered into a sixth amended and restated agreement in order to increase the financing by up to $125,000. In November 2023, an amount of $62,000 was drawn which was used to finance part of the Second Oaktree Share Repurchase (as defined below) (Note 9). In December 2023, an amount of $3,500 was prepaid and the remaining outstanding loan amount is repayable in one balloon payment due in November 2024.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Long-term bank loans – (continued):

New Financing Activities during the year ended December 31, 2023 – (continued)

(iv) Increased financing by $15,000 and $62,000 - ING Facility – (continued):

Under the ING Facility, the following financing amounts have also been drawn: i) in October 2018, two tranches of $22,500 each, which are repayable in 28 equal consecutive quarterly installments of $469 and a balloon payment of $9,375 payable together with the last installment, which were used to refinance the outstanding amount under the then existing loan agreement of the vessels Peloreus and Leviathan, ii) in July 2019, two tranches of $1,400 each, which were used to finance the acquisition and installation of scrubber equipment for the vessels Peloreus and Leviathan, fully amortized in 2023 iii) in March 2019 and April 2019 two tranches of $32,100 and $17,400, respectively, which are repayable in 28 equal consecutive quarterly principal payments of $535 and $311, plus a balloon payment of $17,120 and $8,700 respectively, both due in seven years after the drawdown date,which were used to refinance the outstanding amounts under the then existing lease agreements of the vessels Star Magnanimus and Star Alessia, iv) in May 2019 and November 2019, two tranches of $1,400 each, which were used to finance the acquisition and installation of scrubber equipment for the vessels Star Magnanimus and Star Alessia, fully amortized in 2023, v) in July 2020, six tranches of a total amount of $70,000, which are repayable in 24 equal consecutive quarterly principal payments and were used to refinance all outstanding amounts under the then existing lease agreements of the vessels Star Claudine, Star Ophelia, Star Lyra, Star Bianca, Star Flame and Star Mona, vi) in August 2021, two tranches of $20,000 each, which are repayable in 20 equal consecutive quarterly principal payments of $294 plus a balloon payment of $14,118 due five years after their drawdown and were used to finance part of the acquisition cost of the vessels Star Elizabeth and Star Pavlina. In March 2023, the Company prepaid an amount of $18,236 corresponding to the outstanding loan amount of the vessel Star Pavlina following the developments around the said vessel discussed in Note 5 and vii) in June 2022, nine tranches ranging from $9,895 to $12,368 which are repayable in 20 equal quarterly principal payments ranging from $261 to $412 plus a balloon payment ranging from $1,649 to $6,892 due five years after their drawdown, which were used in order to refinance the outstanding amounts under the then existing lease agreements of the vessels acquired from Eneti Inc. and the Star Vega and to refinance the then outstanding loan amount of the vessel Madredeus. In November 2023, an amount of $9,139 was prepaid in connection with the sale of the vessel Star Athena (Note 5). As of December 31, 2023, the ING Facility is secured by the vessels Peloreus, Leviathan, Star Magnanimus, Star Alessia, Star Claudine, Star Ophelia, Star Lyra, Star Bianca, Star Flame, Star Mona, Star Elizabeth, Madredeus, Star Vega, Star Capoeira, Star Carioca, Star Subaru, Star Bovarius, Star Lambada, Star Macarena and Star Lutas.

(v) CTBC $50,000 Facility:

On November 23, 2023, the Company entered into a loan agreement with CTBC Bank Co., Ltd (“CTBC”) for a loan amount of up to $50,000 (the “CTBC $50,000 Facility”). The facility amount was drawn on November 29, 2023 and was used to refinance the outstanding loan amount of i) $22,590 under the CTBC Facility of the vessel Star Karlie (as discussed below) and ii) $25,970 under the E-.SUN Facility of the vessel Star Ariadne (as discussed below). The CTBC $50,000 Facility was drawn in two tranches of $24,000 and $26,000, respectively. Each tranche is repayable in 20 equal consecutive quarterly installments of $540 and $585, respectively and balloon payments of $13,200 and $14,300, respectively, due in November 2028, along with the last installments. The loan is secured by first priority mortgages on the vessels Star Karlie and Star Ariadne.

(vi) NBG $151,085 Facility:

On November 28, 2023, the Company entered into a loan agreement with the National Bank of Greece (“NBG”) for a loan amount of up to $151,085 (the “NBG $151,085 Facility”). The facility amount was drawn on November 29, 2023 and was used to refinance the outstanding loan amount of $81,085 under the NBG $125,000 Facility (described below) and the remaining amount was used to partially finance the Second Oaktree Share Repurchase (as defined below) (Note 9). The NBG $151,085 Facility is repayable in 12 consecutive quarterly installments, of which the first four amount to $5,600 and the remaining eight amount to $7,600, and a balloon payment of $67,885 due in November 2026, along with the last installment. The loan is secured by first priority mortgages on the vessels previously under the NBG $125,000 Facility and additionally on the vessels Star Omicron, Kymopolia, Pendulum, Star Emily, Strange Attractor, Star Iris and Diva.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Long-term bank loans – (continued):

Pre - Existing Loan Facilities

(i) Citi $100,000 Facility:

On July 5, 2022, the Company entered into a loan agreement with Citibank N.A., London Branch (“Citibank”) (the “Citi $100,000 Facility”) for a loan of up to $100,000 in two tranches. The first tranche of $48,341 was drawn on July 18, 2022 and used to replenish the funds used in June 2022 for the extinguishment of the then outstanding amounts under the lease agreements for the vessels Star Sirius, Laura, Idee Fixe, Kaley and Roberta. The second tranche of $51,659 was drawn on August 29, 2022 in order to refinance the aggregate outstanding amount under the then existing lease agreements of the vessels Star Apus, Star Cleo, Star Columba, Star Dorado, Star Hydrus, Star Pegasus and Star Pyxis. The first tranche is repayable in 20 equal quarterly principal payments of $1,257 and a balloon payment of $23,204 payable with the last installment due in July 2027. In June 2023, an amount of $6,256 was prepaid in connection with the sale of the Star Columba (Note 5) and the quarterly principal installment and the balloon payment of the second tranche was amended to $1,167 and $21,539, respectively. The Citi $100,000 Facility is secured by the 11 aforementioned vessels.

(ii) SEB $42,000 Facility:

On August 3, 2022, the Company entered into a loan agreement with Skandinaviska Enskilda Banken AB (“SEB”) (the “SEB $42,000 Facility”) for a loan of up to $42,000 in three tranches, which were drawn on the same date. The first two tranches of $12,800 and $13,500 were used to refinance the aggregate outstanding amount of $29,295 under the then existing loan facility and the third tranche of $15,700 was used to refinance the outstanding amount of $13,795 under the then existing loan facility of the vessel Star Calypso. Each tranche is repayable in 20 equal quarterly principal payments ranging from $354 to $434 and a balloon payment ranging from $5,730 to $7,028, payable together with the last installment due in August 2027. The SEB $42,000 Facility is secured by the vessels Amami, Mercurial Virgo and Star Calypso.

(iii) CTBC $25,000 Facility:

On November 22, 2022, the Company entered into a loan agreement with CTBC (the “CTBC $25,000 Facility”), for an amount of up to $25,000. The amount of $25,000 was drawn on November 30, 2022 and used to refinance the outstanding amount under the then existing lease agreement of the vessel Star Libra. The facility is repayable in 20 quarterly principal payments of $563 and a balloon payment of $13,750 payable simultaneously with the last quarterly installment, which is due in November 2027. The CTBC $25,000 Facility is secured by the vessel Star Libra.

(iv) NTT $24,000 Facility:

On December 8, 2022, the Company entered into a loan agreement with a wholly owned subsidiary of NTT Finance Corporation (the “NTT $24,000 Facility”) for an amount of $24,000. The amount was drawn on December 16, 2022 and used to refinance the outstanding amount under the then existing loan facility of the vessel Star Virgo. The facility is repayable in 20 quarterly principal payments of $600 and a balloon payment of $12,000, which is due in December 2027. The NTT $24,000 Facility is secured by the vessel Star Virgo.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Long-term bank loans – (continued):

Pre - Existing Loan Facilities – (continued)

(v) ABN AMRO $24,000 Facility:

On December 19, 2022, the Company entered into a loan agreement with ABN AMRO Bank (“ABN AMRO”) (the “ABN AMRO $24,000 Facility”) for an amount of $24,000. The amount was drawn on December 22, 2022 and used to refinance the then outstanding loan amount of the vessel Star Sienna. The facility is repayable in 20 quarterly principal payments of $500 and a balloon payment of $14,000 which is due in December 2027. The ABN AMRO $24,000 Facility is secured by the vessel Star Sienna.

(vii) Standard Chartered $47,000 Facility:

On December 29, 2022, the Company entered into a loan agreement with Standard Chartered Bank (the “Standard Chartered $47,000 Facility”) for an amount of $47,000. The facility was available in two tranches of $22,829 and $24,171 which were drawn in January 2023 and used to replenish the funds used in 2022 for the extinguishment of the outstanding amounts of the vessels Star Marisa and Star Laetitia under the then existing loan facilities. Each tranche is repayable in 20 equal consecutive, quarterly principal payments of $476 and $465, respectively and a balloon payment of $13,317 and $14,875, respectively, payable simultaneously with the last installments, which are due in December 2027. The Standard Chartered $47,000 Facility is secured by the two aforementioned vessels.

(viii) SEB $39,000 Facility:

On January 22, 2021, the Company entered into a loan agreement with SEB (the “SEB $39,000 Facility”) for the financing of an amount of $39,000. The amount was drawn on January 25, 2021 and used to finance the cash consideration for the vessels Star Bueno, Star Borneo and Star Marilena. The facility is repayable in 20 equal quarterly principal payments of $1,950 with the last installment due in January 2026. The SEB $39,000 Facility is secured by a first priority mortgage on the aforementioned vessels.

(ix) NBG $125,000 Facility:

On June 24, 2021, the Company entered into an agreement with NBG for a term loan with one drawing in an amount of up to $125,000 (the “NBG $125,000 Facility”). On June 28, 2021, the amount of $125,000 was drawn and used to refinance the outstanding amount under the then existing facility. In September 2022 and November 2023, an amount of $5,511 and $5,316, respectively was prepaid in connection with the sale of the vessels Strange Attractor and Star Jennifer. In November 2023, NBG $125,000 Facility was repaid in full using funds received under the NBG $151,085 Facility, as described above. Prior to its repayment the facility was secured by the vessels Big Bang, Big Fish, Pantagruel, Star Nasia, Star Danai, Star Renee, Star Markella, Star Laura, Star Moira, Star Mariella, Star Helena, Star Maria, Star Triumph, Star Angelina and Star Gwyneth.

(x) DNB $107,500 Facility:

On September 28, 2021, the Company entered into an agreement with DNB Bank ASA (“DNB”) for a term loan with one drawing in an amount of up to $107,500 (the “DNB $107,500 Facility”). On September 29, 2021, the maximum amount was drawn and used to refinance the aggregate outstanding amount of the financed vessels under the then existing facilities. The facility is repayable in 20 equal quarterly principal payments of $3,707 and a balloon payment of $33,362 payable together with the last installment due in September 2026. During the year 2023 the following amounts were prepaid i) $26,207 in aggregate in connection with the sale of the vessels Star Borealis and Star Polaris (Note 5) and ii) $8,023 in connection with the sale of the vessel Star Glory (Note 5). Following the aforementioned prepayments, the quarterly installments and the balloon payment were amended to $2,185 and $19,669, respectively. As of December 31, 2023, the DNB $107,500 Facility is secured by first priority mortgages on the vessels Star Luna, Star Astrid, Star Genesis, Star Electra and Star Monica.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Long-term bank loans- (continued):

Pre - Existing Loan Facilities – (continued)

(xi) ABN AMRO $97,150 Facility:

On October 27, 2021, the Company entered into an agreement with ABN AMRO, for a loan facility of up to $97,150 (the “ABN AMRO $97,150 Facility”). The amount of $97,150 was drawn on October 29, 2021 and was used to refinance the outstanding amount under the then existing facility of 11 vessels (as described below). The ABN AMRO $97,150 Facility was available in two tranches, one of $68,950 which is repayable in 20 equal quarterly principal payments of $2,250 and a balloon payment of $23,950 payable together with the last installment due in October 2026 and one of $28,200 which is repayable in 12 equal quarterly principal payments of $2,350, maturing in October 2024. The ABN AMRO $97,150 Facility is secured by a first priority mortgage on the vessels Star Pauline, Star Angie, Star Sophia, Star Georgia, Star Kamila, Star Nina, Star Eva, Star Paola, Star Aphrodite, Star Lydia and Star Nicole.

(xii) Credit Agricole $62,000 Facility:

On October 29, 2021, the Company entered into a loan agreement with Credit Agricole Corporate and Investment Bank (the “Credit Agricole $62,000 Facility”) for the financing of an aggregate amount of $62,000, to refinance the aggregate outstanding amount under the then existing loan agreements and to prepay an amount of $1,999 under the Atradius Facility (discussed below), in connection with the vessels Star Despoina and Star Piera. The amount of $62,000 was drawn on November 2, 2021, and is repayable in 20 quarterly installments of which the first three will be of $3,000 and the following 17 of $2,600 and a balloon payment of $8,800, payable together with the last installment due in November 2026. The Credit Agricole $62,000 Facility is secured by the vessels Star Martha, Star Sky, Stardust, Star Despoina and Star Piera.

(xiii) DSF $55,000 Facility

On March 26, 2020, the Company entered into a loan agreement with Danish Ship Finance A/S (the “DSF $55,000 Facility”) for the financing of an amount of up to $55,000. The facility was available in two tranches of $27,500 each, both of which were drawn on March 30, 2020 and used to refinance the outstanding amounts under the then existing lease agreements of the vessels Star Eleni and Star Leo. In May 2023, DSF $55,000 Facility was repaid in full using funds received under the Nordea $50,000 Facility, as described above

(xiv) CEXIM $57,564 Facility

On December 1, 2020, the Company entered into a loan agreement with China Export-Import Bank for an amount of $57,564 (the “CEXIM $57,564 Facility”) which was drawn in four tranches in late December 2020 and used to refinance (i) the then outstanding loan amounts of the vessels Star Gina 2GR, Star Charis and Star Suzanna and (ii) the then outstanding lease amount of the vessel Star Wave. The first two tranches for Star Wave of $13,209 and for Star Gina 2GR of $26,175, are repayable in 32 equal quarterly installments of $330 and $654 and a balloon payment of $2,642 and $5,235, respectively, due in December 2028. The remaining two tranches of $9,090 each, for Star Charis and Star Suzanna, are repayable in 32 equal quarterly installments. The facility matures in December 2028 and is secured by first priority mortgages on the four aforementioned vessels.

(xv) E.SUN Facility:

On January 31, 2019, the Company entered into a loan agreement with E. SUN Commercial Bank, Hong Kong branch, (the “E. SUN Facility”), for the financing of an amount of $37,100, which was drawn down on March 1, 2019 and used to refinance the then lease outstanding amount of the vessel Star Ariadne. In November 2023, E.SUN Facility was repaid in full using funds received under the CTBC $50,000 Facility, as described above.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Long-term bank loans- (continued):

Pre - Existing Loan Facilities – (continued)

(xvi) Atradius Facility:

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

(xvii) CTBC Facility:

On May 24, 2019, the Company entered into a loan agreement with CTBC, (the “CTBC Facility”), for an amount of $35,000, which was drawn in May 2019 and was used to refinance the outstanding amount under the then existing lease agreement of the vessel Star Karlie. In November 2023, CTBC Facility was repaid in full using funds received under the CTBC $50,000 Facility, as described above.

(xviii) NTT Facility:

On July 31, 2019, the Company entered into a loan agreement with a wholly owned subsidiary of NTT Finance Corporation (the “NTT Facility”), for an amount of $17,500. The amount was drawn in August 2019 and was used to refinance the then outstanding loan amount of the vessel Star Aquarius. In May 2023, NTT Facility was repaid in full using funds received under the SEB $30,000 Facility, as described above.

(xix) CEXIM $106,470 Facility:

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
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Long-term bank loans- (continued):

Pre - Existing Loan Facilities – (continued)

xx)       ABN $115,000 Facility – ABN $67,897:

On December 17, 2018, the Company entered into a loan agreement with ABN AMRO Bank (the “ABN $115,000 Facility”), for an amount of up to $115,000 available in four tranches. The first and the second tranches of $69,525 and $7,900, respectively, were drawn on December 20, 2018. The first tranche was used to refinance the then existing indebtedness of the vessels Star Virginia, Star Scarlett, Star Jeannette and Star Audrey and the second was used to partially finance the acquisition cost of Star Bright. The first and the second tranche were repayable in 20 equal quarterly installments of $1,705 and $282 respectively, and balloon payments were due in December 2023 along with the last installment in an amount of $35,428 and $2,260, respectively. The remaining two tranches of $17,875 each, were drawn in January 2019 and were used to partially finance the acquisition cost of Star Marianne and Star Janni. Each of the third and the fourth tranche was repayable in 19 equal quarterly installments of $672 and balloon payment in December 2023 along with the last installment in an amount of $5,114. On August 4, 2022, the Company entered into an amended and restated agreement relating to ABN $115,000 Facility, (the “ABN $67,897 Facility”) which provides for a lower margin above SOFR and an extension of the final repayment date from December 2023 to June 2027. The loan is secured by a first priority mortgage on the vessels Star Virginia, Star Scarlett, Star Jeannette, Star Audrey, Star Bright, Star Marianne and Star Janni. The repayment schedule of the outstanding amounts under the four tranches was amended as follows: i) the first tranche is repayable in 20 quarterly installments, with variable payments of the first 13 installments of $1,705, the fourteenth installment of $2,218, the next five installments of $3,330 and the last installment of $4,626 due in June 2027, ii) the second tranche is repayable in 13 equal quarterly installments of $282 each and a last installment of $286 due in December 2025 and iii) the third and the fourth tranches are repayable in 13 equal quarterly installments of $672 each, with the last installments of $413 each, both due in December 2025.

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

Credit Facilities Covenants:

The Company’s outstanding credit facilities generally contain customary affirmative and negative covenants, on a subsidiary level, including limitations to:

•	pay dividends if there is an event of default under the Company’s credit facilities;
•	incur additional indebtedness, including the issuance of guarantees, refinance or prepay any indebtedness, unless certain conditions exist;
•	create liens on Company’s assets, unless otherwise permitted under the Company’s credit facilities;
•	change the flag, class or management of Company’s vessels or terminate or materially amend the management agreement relating to each vessel;
•	acquire new or sell vessels, unless certain conditions exist;
•	merge or consolidate with, or transfer all or substantially all Company’s assets to, another person; or
•	enter into a new line of business.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Long-term bank loans - (continued):

Credit Facilities Covenants (continued):

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

As of December 31, 2022 and 2023, the Company was required to maintain minimum liquidity, not legally restricted, of $64,000 and $58,000, respectively, which is included within “Cash and cash equivalents” in the consolidated balance sheets. In addition, as of December 31, 2022 and 2023, the Company was required to maintain minimum liquidity, legally restricted (including the cash collateral required under certain of the Company’s FFAs, as described in Note 18) of $16,590 and $34,269, respectively, which is included within “Restricted cash” current and non-current, in the consolidated balance sheets.

As of December 31, 2023, the Company was in compliance with the applicable financial and other covenants contained in its bank loan agreements and lease financings described in Note 6.

The weighted average interest rate (including the margin) related to the Company’s debt including lease financings (Note 7), following a number of interest rates swaps the Company has entered into (Note 18), for the years ended December 31, 2021, 2022 and 2023 was 2.94%, 3.21% and 5.13%, respectively. The commitment fees incurred during the years ended December 31, 2021, 2022 and 2023, with regards to the Company’s unused amounts under its credit facilities were $93, $7 and $27, respectively. The principal payments required to be made after December 31, 2023, are as follows:

Twelve month periods ending	Amount
December 31, 2024	$249,125
December 31, 2025	197,173
December 31, 2026	313,972
December 31, 2027	250,454
December 31, 2028	126,830
December 31, 2029 and thereafter	90,118
Total Long-term bank loans	$1,227,672
Unamortized loan issuance costs	(8,508)
Total Long-term bank loans, net	$1,219,164
Current portion of long-term bank loans	249,125
Long-term bank loans, net of current portion and unamortized loan issuance costs	970,039

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Long-term bank loans - (continued):

All of the Company’s bank loans and applicable lease financings (Note 7) bear interest at SOFR plus a margin. The amounts of “Interest and finance costs” included in the consolidated income statements are analyzed as follows:

	Years ended December 31,
	2021	2022	2023
Interest on financing agreements	$45,453	$56,537	$87,857
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other Comprehensive Income (Note 13)	2,351	(10,044)	(21,786)
Amortization of debt (loan & lease) issuance costs	6,511	4,918	3,661
Other bank and finance charges	1,721	1,167	1,587
Interest and finance costs	$56,036	$52,578	$71,319

In connection with the prepayments described above and of lease financings, discussed in Note 7, following the sale of mortgaged vessels and the refinancing of certain credit facilities, during the years ended December 31, 2021, 2022 and 2023, $3,612, $2,192 and $3,549, respectively, of unamortized debt issuance costs were written off. In addition, during the years ended December 31, 2021, 2022 and 2023, $388, $3,218 and $2,259 of expenses were incurred in connection with the aforementioned prepayments. All aforementioned amounts are included under “Gain/(Loss) on debt extinguishment, net” in the consolidated income statements.

Also, during the year 2021, in connection with the prepayments made during 2021, the Company early terminated certain of its interest rate swaps and the Company received an amount of $307 in aggregate, representing the valuation of the interest rate swaps on the termination date. The respective amount is included under “Gain/(Loss) on debt extinguishment, net” in the consolidated income statement for the year ended December 31, 2021.

Lastly, upon the de-designation of a certain interest rate swap during the years 2021, 2022 and 2023, amounts of $436, $9,474 and $659, respectively, representing the cumulative gain on the hedging instrument on the de-designation date, previously recognized in equity was written off, provided that the forecasted transactions associated with this hedge were no longer probable since the corresponding loan was fully prepaid. All aforementioned amounts are included under “Gain/(Loss) on debt extinguishment, net” in the consolidated income statements for the years ended December 31, 2021, 2022 and 2023.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

9.       Preferred, Common Shares and Additional paid in capital:

Preferred Shares: Star Bulk is authorized to issue up to 25,000,000 preferred shares, $0.01 par value with such designations, as voting, and other rights and preferences, as determined by the Board of Directors. As of December 31, 2022 and 2023 the Company had not issued any preferred shares.

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

On August 5, 2021, the Board of Directors authorized a share repurchase program of up to an aggregate of $50,000. The timing and amount of any repurchases will be in the sole discretion of the Company’s management team, and will depend on legal requirements, market conditions, share price, alternative uses of capital and other factors. The Company is not obligated under the terms of the program to repurchase any of its common shares. The repurchase program has no expiration date and may be suspended or terminated by the Company at any time without prior notice. Common shares repurchased as part of this program will be cancelled by the Company. On May 16, 2023, the Company’s Board of Directors cancelled the previous share repurchase program under which $8,549 was still outstanding to be repurchased and authorized a new share repurchase program, with similar terms, of up to an aggregate of $50,000 (together with the previous authorized share repurchase program “Share Repurchase Program”). During the years ended December 31, 2021, 2022 and 2023 under the Share Repurchase Program, the Company repurchased 466,268 shares, 790,011 shares and 638,572 shares, respectively, in open market transactions, respectively, for an aggregate consideration, including commissions, of $10,278, $20,068 and $13,056, respectively. All repurchased shares, were cancelled and have been removed from the Company’s share capital.

During the year ended December 31, 2021 the Company issued 2,100,000 and 3,000,000 of its common shares in connection with the delivery of the three vessels acquired from entities affiliated with E.R. Capital Holding GmbH & Cie. KG and the seven vessels acquired from Eneti Inc., respectively. In addition, during the same period, the Company cancelled its 6,971 treasury shares.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

9.       Preferred, Common Shares and Additional paid in capital – (continued):

On July 1, 2021, the Company entered into two “at the market” offering programs, one with Jefferies LLC (“Jefferies”) and one with Deutsche Bank Securities Inc. (“Deutsche Bank” and together with Jefferies, the “Sales Agents”). In accordance with the terms of each at-the-market sale agreement with Jefferies and Deutsche Bank, the Company may offer and sell a number of its common shares, having an aggregate offering price of up to $75,000 at any time and from time to time through each of the Sales Agents, as agent or principal. The Company intends to use the net proceeds from any sales under the two “at the market” offering programs for capital expenditures, working capital, debt repayment, funding for vessel and other asset or share acquisitions or for other general corporate purposes, or a combination thereof. During the years ended December 31, 2021, 2022 and 2023, the Company issued and sold nil, 654,690 common shares and 678,282 common shares, respectively, through the effective at-the-market offering programs which resulted in proceeds net of commissions paid (excluding other offering expenses) of nil $19,792 and $13,165, respectively.

On September 21, 2023 and on October 30, 2023, the Company agreed to repurchase 10.0 million of its common shares at a price of $18.50 per common share (the “First Oaktree Share Repurchase”) and 10.0 million of the Company’s common shares at a price of $19.50 per common share (the “Second Oaktree Share Repurchase”), respectively, from affiliates of Oaktree. The First Oaktree Share Repurchase was completed in early October 2023 and the Second Oaktree Share Repurchase was completed in early December 2023, with all repurchased shares being withdrawn and cancelled.

During the years ended December 31, 2021, 2022 and 2023, the Company issued 521,310 common shares, 697,979 common shares and 1,126,472 common shares, respectively, to the Company’s directors and employees in connection with its equity incentive plans (Note 11).

Pursuant to its existing dividend policy, the Company during the year ended December 31, 2021 declared a cash dividend of $230,473 (or $2.25 per common share), out of which an amount of $233 remained outstanding as of December 31, 2021 and was settled within 2022. During the year ended December 31, 2022, the Company declared a cash dividend of $668,464 (or $6.50 per common share). During the year ended December 31, 2023, the Company declared cash dividends of $158,052 (or $1.57 per common share).

10.       Management fees:

The Company has engaged Ship Procurement Services S.A. (“SPS”), a third party company, to provide to its fleet certain procurement services. In 2018, the Company had entered into management agreements with Augustea Technoservices Ltd to provide technical management to certain of its vessels, all of which were gradually terminated by June 2022 (Note 3) while during 2021 the Company appointed Iblea Ship Management Limited to provide certain management services to certain vessels, which previously were managed by Augustea Technoservices Ltd (Note 3). In addition, the Company has also entered into management agreements with Equinox Maritime Ltd, Zeaborn GmbH & Co. KG and Technomar Shipping Inc to provide certain management services to certain of its vessels. The management agreements with Technomar Shipping Inc were terminated in 2022. During 2022 and 2023, certain vessels changed management from third-party to in-house. Total management fees under the aforementioned management agreements in effect for the years ended December 31, 2021, 2022 and 2023, were $19,489, $19,071 and $16,809, respectively, and are included in “Management fees” in the consolidated income statements.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

11.       Equity Incentive Plans:

On June 7, 2021, the Company’s Board of Directors amended an incentive program that had been previously announced in January 2019 (the “Performance Incentive Program”) which provides for the issuance of shares pursuant to performance conditions being met. In particular, the amended program is triggered when the Company’s cumulative fuel cost savings, beginning from November 2019, exceed the threshold of $250,000 (“Excess Savings”). The program expires on December 31, 2024. Upon the satisfaction of the above threshold, the Board of Directors shall award a percentage ranging between 5%-10%, at its discretion, of the annual Excess Savings, the value of which will be reflected in actual shares to key employees. For the years ended December 31, 2021, 2022 and 2023, the Company estimated the intrinsic value of the award based on the fuel market prices at each year end and assumed, based on its best estimate, a range between 5% and 7.5% of Excess Savings to be awarded by the Board of Directors, and as a result an amount of $1,190, $9,570 and $8,840, respectively, was recognized and is included under “General and administrative expenses” in the consolidated income statements for the years ended December 31, 2021, 2022 and 2023. Based on 7.5% of the actual Excess Savings as of December 31, 2022, and the closing price of the Company’s common stock as of that date of $19.23, 450,000 common shares were awarded to key employees upon the approval of the Board of Directors which vested and were issued on February 27, 2023. In addition, based on 7.5% of the actual Excess Savings as of December 31, 2023, and the closing price of the Company’s common stock as of that date of $21.26, 370,000 common shares were awarded to key employees upon the approval of the Board of Directors, which vested and were issued on March 8, 2024.

On June 7, 2021, the Company’s Board of Directors adopted the 2021 Equity Incentive Plan (the “2021 Plan”) and reserved for issuance 515,000 common shares thereunder. On the same date, the Company granted all of the 515,000 restricted common shares to certain directors, officers and employees, of which 401,750 restricted common shares vested in September 2021, 56,625 restricted common shares vested in June 2022 and the remaining 56,625 restricted common shares vest in June 2024. The fair value of each restricted share was $18.88, based on the latest closing price of the Company’s common shares on the grant date.

On April 11, 2022, the Company's Board of Directors adopted the 2022 Equity Incentive Plan (the “2022 Plan”) and reserved for issuance 810,000 common shares thereunder. On the same date, all of the 810,000 restricted common shares were granted to certain directors, officers and employees of which 528,745 restricted common shares vested in October 2022, 193,405 restricted common shares vested in April 2023 and the remaining 87,850 common shares vest in April 2025. The fair value of each share was $25.69, based on the closing price of the Company’s common shares on the grant date.

On May 16, 2023, the Company's Board of Directors adopted the 2023 Equity Incentive Plan (the “2023 Plan”) and reserved for issuance 631,500 common shares thereunder. On the same date, all of the 631,500 restricted common shares were granted to certain directors, officers and employees of which 411,974 restricted common shares vested in November 2023, 151,026 restricted common shares vest in May 2024 and the remaining 68,500 common shares vest in May 2026. The fair value of each share was $18.19, based on the closing price of the Company’s common shares on the grant date.

All non-vested shares, if any, vest according to the terms and conditions of the applicable award agreements. The issued and non-vested shares pay dividends as declared. The dividends with respect to these shares are forfeitable if the service conditions are not fulfilled. For the years ended December 31, 2021, 2022 and 2023 the Company paid $875, $4,651 and $938, respectively, for dividends to non-vested shares.

The shares which are issued in accordance with the terms of the Company’s equity incentive plans or awards remain restricted until they vest. For the years ended December 31, 2021, 2022 and 2023, the share based compensation cost was $10,335, $28,481 and $20,877 respectively, and is included under “General and administrative expenses” in the consolidated income statements. There were no forfeitures of non-vested shares during the years 2021, 2022 and 2023.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

11.       Equity Incentive Plans - (continued):

A summary of the status of the Company’s non-vested restricted shares as of December 31, 2021, 2022 and 2023, and the movement during these years, is presented below:

	Number of shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2021	415,889	$7.09
Granted	515,000	18.88
Vested	(595,560)	15.28
Unvested as at December 31, 2021	335,329	$10.65

Unvested as at January 1, 2022	335,329	$10.65
Granted	810,000	25.69
Vested	(685,139)	22.57
Unvested as at December 31, 2022	460,190	$19.38

Unvested as at January 1, 2023	460,190	$19.38
Granted	1,081,500	18.62
Vested	(1,177,689)	18.46
Unvested as at December 31, 2023	364,001	$20.11

As of December 31, 2023, the estimated compensation cost relating to non-vested restricted share awards (including cost for the Performance Incentive Program) not yet recognized was $5,226, and is expected to be recognized over the weighted average period of 1.22 years. The total fair value of shares vested during the years ended December 31, 2021, 2022 and 2023 was $13,104, $15,464 and $24,877, respectively.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

12.       Earnings per share:

All common shares issued have equal rights to vote and participate in dividends. The restricted shares issued under the Company’s equity incentive plans are subject to forfeiture provisions set forth in the applicable award agreement. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. For the purpose of calculating diluted earnings per share, the weighted average number of diluted shares outstanding includes the incremental shares assumed issued, determined in accordance with the treasury stock method. For the years ended December 31, 2021, 2022 and 2023 the denominator of the diluted earnings per share calculation includes 295,243 common shares, 383,711 common shares and 470,082 common shares, respectively, being the number of incremental shares assumed issued under the treasury stock method.

The Company calculates basic and diluted earnings per share as follows:

	Years ended December 31,
	2021	2022	2023
Income :
Net income	$680,530	$565,999	$173,556

Basic earnings per share:
Weighted average common shares outstanding, basic	101,183,829	102,153,255	98,457,929
Basic earnings per share	$6.73	$5.54	$1.76

Effect of dilutive securities:
Dillutive effect of non vested shares	295,243	383,711	470,082
Weighted average common shares outstanding, diluted	101,479,072	102,536,966	98,928,011

Diluted earnings per share	$6.71	$5.52	$1.75

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

13.       Accrued liabilities:

The amounts shown in the consolidated balance sheets are analyzed as follows:

	December 31, 2022	December 31, 2023
Audit fees	$350	$260
Legal fees	136	2,075
Other professional fees	1,686	1,580
Vessel operating and voyage expenses	23,992	14,984
Loan and interest rate swaps interest and financing fees	7,570	12,402
Income tax	250	71
Total Accrued Liabilities	$33,984	$31,372

14.       Income taxes:

The Company is in the business of international shipping and is not subject to a material amount of income taxes. The Company is subjected to tonnage taxes in certain jurisdictions as described below and includes these taxes under “Vessel Operating Expenses” in the consolidated income statements.

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

a)       Taxation on Marshall Islands Registered Companies and tonnage tax

Under the laws of the countries of the ship-owning companies’ incorporation and/or vessels’ registration, the ship-owning companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes. In addition, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Hellenic Republic. The technical managers of the Company’s vessels, which are established in Greece under Greek Law 89/67, are responsible for the filing and payment of the respective tonnage tax on behalf of the Company. Furthermore, under the New Tonnage Tax System (“TTS”) for Cypriot merchant shipping, qualifying ship managers who opted and are accepted to be taxed under the TTS are subject to an annual tax referred to as tonnage tax, which is calculated on the basis of the net tonnage of the qualifying ships they manage. The technical managers of the Company’s vessels, which are established and operate in Cyprus, are responsible for the filing and payment of the respective tonnage tax. These taxes for 2021, 2022 and 2023 were $2,634, $3,838 and $4,299, respectively, and have been included under “Vessel operating expenses” in the consolidated income statements (Note 17).

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
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

For the taxable years 2021, 2022 and 2023 the Company believes that it was exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that it satisfies the Publicly Traded Test for these years because it is not subject to the 5% Override Rule.

c)       Other Taxation

In addition to the tax consequences described above, the Company may be subject to tax in one or more other jurisdictions, including Malta, Germany and Singapore, where the Company conducts activities through certain of its subsidiaries. The Company believes that its tax exposure for years ended December 31, 2021, 2022 and 2023 in the above jurisdictions is immaterial. The amount of income taxes recognized with respect to these jurisdictions for the years ended December 31, 2021, 2022 and 2023 was $16, $244 and $183, respectively, and is included under “Income taxes” in the consolidated income statements.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
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
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

15.	Commitments and Contingencies - (continued):

c)       Commitments:

The following table sets forth inflows and outflows, related to the Company’s charter party arrangements and other commitments, as of December 31, 2023.

Charter party agreements

	Twelve month periods ending December 31,
+ inflows/ - outflows	Total	2024	2025	2026	2027	2028	2029 and thereafter
Future, minimum, non-cancellable charter revenue (1)	$103,517	$103,517	$-	$-	$-	$-	$-

Total	$103,517	$103,517	$-	$-	$-	$-	$-

(1)	The amounts represent the minimum contractual charter revenues to be generated from the existing, as of December 31, 2023, non-cancellable time charter agreements, until their expiration, net of address commission, assuming no off-hire days, other than those related to scheduled interim and special surveys of the vessels. Future inflows also include revenues deriving from index linked charter agreements using i) the index rates at the commencement date of each agreement, in compliance with ASC 842, and do not reflect relevant index charter rate information prevailing as of December 31, 2023 and ii) the remaining minimum duration of each non-cancellable time charter agreement.

Other commitments:

	Twelve month periods ending December 31,
+ inflows/ - outflows	Total	2024	2025	2026	2027	2028	2029 and thereafter
Charter-in expense newbuilding vessels (1)	$(212,877)	$(17,366)	$(30,204)	$(30,204)	$(30,204)	$(30,287)	$(74,612)
Vessel BWTS and ESD (2)	(11,199)	(10,032)	(807)	(360)	-	-	-
Newbuilding vessels (3)	(177,500)	(28,400)	(81,650)	(67,450)	-	-	-
Total	$(401,576)	$(55,798)	$(112,661)	$(98,014)	$(30,204)	$(30,287)	$(74,612)

(1)	The amounts represent minimum contractual charter-in payments, to be made from the delivery date of the six charter-in newbuilding vessels, expected in 2024 and until the end of their lease term (Note 1).
(2)	The amounts represent the Company’s commitments as of December 31, 2023 for installation of BWTS and ESD on its vessels to comply with environmental regulations.
(3)	The amounts represent the Company’s commitments as of December 31, 2023 for the five vessels under construction (Note 5).

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

16.       Voyage revenues:

The following table shows the voyage revenues earned from time charters, voyage charters and pool agreements for the years ended December 31, 2021, 2022 and 2023, as presented in the consolidated income statements:

	Years ended December 31,
	2021	2022	2023

Time charters	$745,442	$841,057	$494,970
Voyage charters	683,146	591,479	450,410
Pool revenues	(1,165)	4,620	3,889
	$1,427,423	$1,437,156	$949,269

As of December 31, 2023, trade accounts receivable from voyage charter agreements amounted to $24,223, remaining almost the same level compared to $24,144 as of December 31, 2022 and are presented under “Trade accounts receivable, net” in the consolidated balance sheets. No write-off was recorded in both years in connection with the voyage charter agreements.

Under ASC 606, unearned voyage charter revenue represents the consideration received for undelivered performance obligations.  The Company recorded $9,215 as unearned revenue related to voyage charter agreements in progress as of December 31, 2022, which was recognized in earnings during the year ended December 31, 2023 as the performance obligations were satisfied in that period. In addition, the Company recorded $5,556 as unearned revenue related to voyage charter agreements in progress as of December 31, 2023 and is presented under “Deferred revenue” in the consolidated balance sheets, which will be recognized in earnings during the year ending December 31, 2024 as the performance obligations will be satisfied in that period. This decrease of $3,659 was mainly attributable to the weaker market conditions prevailing at year end of 2023 compared to the same period in 2022 while it is also affected by the timing of collections.

Further, as of December 31, 2023, capitalized contract fulfilment costs which are recorded under “Other current assets” amounted to $4,275, remaining almost at the same level compared to $4,366 as of December 31, 2022.

Demurrage income for the years ended December 31, 2021, 2022 and 2023 amounted to $59,032, $32,435 and $13,649, respectively, and is included in voyage revenues from voyage charters in the above table.

The amount invoiced to charterers in connection with the additional revenue for scrubber-fitted vessels under time-charter contracts (included in voyage revenues earned from time charters in the above table) was $47,824, $99,104 and $54,943 for the years ended December 31, 2021, 2022 and 2023, respectively, and did not include the fuel cost savings gained from the scrubber-fitted vessels which were employed under voyage charter agreements.

The adjustment to Company’s revenues from the vessels operating in the CCL Pool (Note 3k), deriving from the allocated pool result for those vessels as determined in accordance with the agreed-upon formula, for the years ended December 31, 2021, 2022 and 2023 was ($4,188), $4,965 and $4,551, respectively, while the corresponding adjustment to Company’s revenues from the Short Pool (Note 3j) for the years ended December 31, 2021, 2022 and 2023 was ($328), $147 and nil. All the amounts are included within “Pool Revenues” in the table above. The remaining amounts of $3,351, ($492) and ($662) for the years ended December 31, 2021, 2022 and 2023, respectively, refers to other participation adjustments deriving from profit sharing from participation in charter-in agreement with other parties.

As discussed in Note 1, during 2021, 2022 and 2023 the Company chartered-in a number of third-party vessels, to increase its operating capacity in order to satisfy its clients’ needs. Revenues generated from those charter-in vessels during the years ended December 31, 2021, 2022 and 2023 amounted to $20,215, $35,420 and $24,892, respectively, and are included in Voyage revenues in the consolidated income statements, out of which $1,212, $10,208 and $3,643, respectively, constitute sublease income deriving from time charter agreements.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

17.       Voyage and Vessel operating expenses:

The amounts in the consolidated income statements are analyzed as follows:

	Years ended December 31,
	2021	2022	2023
Voyage expenses
Port charges	$63,027	$70,433	$64,446
Bunkers	139,252	189,424	170,731
Commissions – third parties	13,955	14,516	9,253
Commissions – related parties (Note 3)	3,870	4,140	4,140
Miscellaneous	6,007	8,021	5,273
Total voyage expenses	$226,111	$286,534	$253,843

Vessel operating expenses
Crew wages and related costs	$126,180	$133,769	$124,769
Insurances	14,981	18,753	18,601
Maintenance, repairs, spares and stores	44,646	51,210	53,378
Lubricants	11,823	14,625	15,091
Tonnage taxes (Note 14)	2,634	3,838	4,299
Pre-delivery and Pre-joining expenses	3,104	174	360
Miscellaneous	5,293	6,247	4,829
Total vessel operating expenses	$208,661	$228,616	$221,327

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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
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

During the year ended December 31, 2020, the Company entered into various interest rate swaps with ING, DNB, SEB, Citibank Europe PLC (“Citi”), Piraeus Bank and Alpha Bank S.A. to convert a portion of its debt from floating to fixed rate. In addition, during the year ended December 31, 2021, the Company early terminated certain of those interest rate swaps that were in effect as of December 31, 2020 and entered into a new interest rate swap agreement with the National Bank of Greece (“NBG”), SEB and ABN AMRO Bank. During the years ended December 31, 2022 and 2023 some of these interest rate swaps were early terminated or expired. The following table summarizes the interest rate swaps in place as of December 31, 2023.

Counterparty	Trading Date	Inception	Expiry	Fixed Rate	Initial Notional	Current Notional
ING	Mar-20	Mar-20	Mar-26	0.7000%	$ 29,960	$ 21,935
ING	Mar-20	Apr-20	Oct-25	0.7000%	$ 39,375	$ 26,250
SEB	Mar-20	Apr-20	Jan-25	0.7270%	$ 58,885	$ 42,687
Citi	Jun-20	Aug-20	May-24	0.1293%	$ 56,075	$ 39,206
Citi	Jun-20	Aug-20	May-24	0.3380%	$ 31,350	$ 21,860
Citi	Jun-20	Sep-20	Mar-24	0.2890%	$ 33,390	$ 25,352
ING	Jul-20	Jul-20	Jul-26	0.3700%	$ 70,000	$ 32,083
SEB	Feb-21	Apr-21	Jan-26	0.4525%	$ 37,050	$ 17,550

The above interest rate swaps were designated and qualified as cash flow hedges while they are in effect, with the exception of those swaps that have been entered with Citi (the swaps with current notional amount of $86,418) which were de-designated from cash flow hedge on December 31, 2023 since they no longer meet the hedging relationship criteria. The effective portion of the unrealized gains/losses from those swaps is recorded in Other Comprehensive Income / (Loss). No portion of the cash flow hedges was ineffective during the years ended December 31, 2021, 2022 and 2023.

A gain of approximately $2,133 in connection with the interest rate swaps is expected to be reclassified into earnings during the year ending December 31, 2024 when realized.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

18.       Fair Value Measurements and Hedging - (continued):

Fair value on a recurring basis – (continued):

Foreign Currency Forward Contracts:

During 2023, the Company entered into six foreign currency forward contracts with maturities from April 2024 to September 2024, pursuant to which the Company will pay USD and receive AUD at an aggregate notional amount of AUD 8,040,000. These contracts were designated and qualified as cash flow hedges. The effective portion of the unrealized gains/(losses) from those contracts is recorded in Other Comprehensive Income / (Loss). As of December 31, 2023, the fair value of the derivative contracts was $267 with such amount being reflected within Other Comprehensive Income / (Loss) and a gain of $267 in connection with the foreign currency exchange contracts is expected to be reclassified into earnings during the year ending December 31, 2024 when realized.

Forward Freight Agreements (“FFAs”) and Bunker Swaps:

During the years ended December 31, 2021, 2022 and 2023, the Company entered into a certain number of FFAs and options for FFAs on the Capesize, Panamax and Supramax indices. The results of the Company’s FFAs during the years ended December 31, 2021, 2022 and 2023 and the valuation of the Company’s open position as at December 31, 2022 and 2023 are presented in the tables below.

During the years ended December 31, 2021, 2022 and 2023, the Company entered into a certain number of bunker swaps. The results of the Company’s bunker swaps during the years ended December 31, 2021, 2022 and 2023 and the valuation of the Company’s open position as at December 31, 2022 and 2023 are presented in the tables below

The amount of Gain/(loss) on forward freight agreements and bunker swaps, net and on interest rate swaps recognized in the consolidated income statements are analyzed as follows:

	Years ended December 31,
	2021	2022	2023
Consolidated Statement of Operations
Gain/(loss) on interest rate swaps, net
Gains/(loss) of de-designated accounting hedging relationship	-	-	(3,539)
Total Gain/(loss) on interest rate swaps, net	$-	$-	$(3,539)

Interest and finance costs
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other comprehensive income/(loss) (Note 8)	(2,351)	10,044	21,786
Total Gain/(loss) recognized	$(2,351)	$10,044	$21,786

Gain/(loss) on forward freight agreements and bunker swaps, net
Realized gain/(loss) on forward freight agreements and freight options	1,308	1,165	1,923
Realized gain/(loss) on bunker swaps	748	(5,198)	6,403
Unrealized gain/(loss) on forward freight agreements and freight options	1,802	(1,398)	(5,975)
Unrealized gain/(loss) on bunker swaps	(294)	3,980	(3,687)
Total Gain/(loss) recognized	$3,564	$(1,451)	$(1,336)

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

18.       Fair Value Measurements and Hedging - (continued):

Fair value on a recurring basis – (continued):

The following table summarizes the valuation of the Company’s derivative financial instruments as of December 31, 2022 and 2023, based on Level 1 quoted market prices in active markets.

		Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)
		December 31, 2022		December 31, 2023
	Balance Sheet Location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Forward freight agreements - current	Derivatives, current asset portion	$191	$-	$-	$-
Bunker swaps - current	Derivatives, current asset portion	3,688	-	-	-
Total		$3,879	$-	$-	$-
LIABILITIES
Forward freight agreements - current	Derivatives, current asset portion	$-	$-	$5,784	$-
Total		$-	$-	$5,784	$-

Certain of the Company’s derivative financial instruments discussed above require the Company to periodically post additional collateral depending on the level of any open position under such financial instruments, which as of December 31, 2022 and 2023 amounted to $2,199 and $13,496, respectively, and are included within “Restricted cash, current” in the consolidated balance sheets.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

18.       Fair Value Measurements and Hedging - (continued):

Fair value on a recurring basis – (continued):

The following table summarizes the valuation of the Company’s derivative financial instruments as of December 31, 2022 and 2023, based on Level 2 observable market based inputs or unobservable inputs that are corroborated by market data.

		Significant Other Observable Inputs (Level 2)
		December 31, 2022		December 31, 2023
	Balance Sheet Location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Interest rate swaps - current	Derivatives, current asset portion	$1,665	$20,041	$1,356	$4,682
Foreign exchange forward contracts - current	Derivatives, current asset portion	-	-	-	267
Interest rate swaps - non-current	Derivatives, non-current asset portion	798	7,868	-	2,533
Total		$2,463	$27,909	$1,356	$7,482

Fair value on a non-recurring basis:

As of December 31, 2023, the carrying value of two of the vessels, which were still part of the Company’s fleet, was written down to their fair value, as determined by reference to their agreed or marketed sale prices (Level 2) as depicted in the below table.

Long-lived assets held and used	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment loss
Held for sale	$-	$23,000	$-	$4,312
Vessels, net	-	19,400	-	5,826
Total	$-	$42,200	-	$10,138

19.       Subsequent Events:

(a)	During January 2024, the vessels Big Fish and Star Glory were delivered to their new owners which were agreed to be sold in 2023 (Note 5).

(b)	On January 11, 2024, January 16, 2024 and March 8, 2024, the Company took delivery of the newbuilding vessels Star Voyager (ex. NB Kamsarmax #1), Stargazer (ex. NB Ultramax #1) and Star Explorer (ex. NB Kamsarmax #3), respectively, each one subject to a seven-year charter-in arrangement (Note 1).

(c)	On January 2, 2024, February 7, 2024, February 20, 2024 and March 11, 2024, the Company agreed to sell the vessels Big Bang (Note 5) Pantagruel, Star Audrey and Star Pyxis, respectively. The vessels Pantagruel and Big Bang were delivered to their new owners on February 26, 2024 and March 6, 2024, respectively. The vessels Star Audrey and Star Pyxis are expected to be delivered to their new owners by May 2024 and June 2024, respectively.

(d)	In January 2024 and February 2024, in connection with certain agreed vessel sales described above in bullets a) and c), the Company prepaid an aggregate amount of i) $23.8 million under the NBG $125,000 Facility, ii) $9.1 million under ING Facility and iii) $5.8 million under the Citi $100,000 Facility. In addition, in February 2024, the Company prepaid an amount of $5.0 million under the ING Facility, towards the tranche drawn to finance part of the Second Oaktree Share Repurchase (Note 8).

(e)	On February 12, 2024, pursuant to the Company’s dividend policy, the Company’s Board of Directors declared a quarterly cash dividend of $0.45 per share payable on or about March 28, 2024 to all shareholders of record as of March 12, 2024. The ex-dividend date is expected to be March 11, 2024.

(f)	In March 2024, the Company entered into committed term sheets with i) ING for a loan amount of up to $94.0 million (the “ING $94.0 million Facility”) , ii) ABN AMRO, for a loan amount of up to $94.1 million (the “ABN AMRO $94.1 million Facility”), iii) DNB, for a loan amount of up to $100.0 million (the “DNB $100.0 million Facility) and iv) E.SUN commercial Bank Ltd, for a loan amount of up to $100.0 million (the “ESUN $100.0 million Facility”). All four facilities are expected to be drawn on or around the date that the Eagle Merger completion occurs, in order to refinance an existing senior secured facility of Eagle. The facilities will be secured by first priority mortgages on 50 vessels of Eagle, and their final maturities will range from 5 years to 7 years.

