Form 20-F
period 2024-12-31
Star Bulk Carriers Corp.
filed 2025-03-19
CIK 1386716

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

 ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31,2024

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

As of December 31, 2024, there were 117,630,112 common shares issued and outstanding.

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

ABOUT THIS REPORT

Throughout this annual report, unless otherwise indicated:

•	“Star Bulk,” the “Company,” “we,” “us,” “our” or similar terms refer to Star Bulk Carriers Corp. and its wholly owned subsidiaries, except that when such terms are used in this annual report in reference to the common stock, they refer specifically to Star Bulk Carriers Corp.;
•	“Eagle Merger” refers to the merger between the Company, Star Infinity Corp., a Marshall Islands corporation and a wholly owned subsidiary of Star Bulk (“Merger Sub”) and Eagle Bulk Shipping Inc. (formerly NYSE: EGLE), a Marshall Islands corporation (“Eagle”);
•	the term deadweight ton (“dwt”) refers to the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry;
•	“Newcastlemax” refers to vessels with carrying capacities of between 200,000 dwt and 220,000 dwt;
•	“Capesize” refers to vessels with carrying capacities of between 100,000 dwt and 200,000 dwt;
•	“Post-Panamax” refers to vessels with carrying capacities of between 90,000 dwt and 100,000 dwt;
•	“Kamsarmax” refers to vessels with carrying capacities of between 80,000 dwt and 90,000 dwt;
•	“Panamax” refers to vessels with carrying capacities of between 65,000 and 80,000 dwt;
•	“Ultramax” refers to vessels with carrying capacities of between 60,000 and 65,000 dwt;
•	“Supramax” refers to vessels with carrying capacities of between 50,000 and 60,000 dwt;
•	“Oaktree” refers to Oaktree Capital Management, L.P., together with its affiliates; and
•	all references to “Dollars” and “$” in this annual report are to U.S. Dollars and all references to “Euro” and “€” in this annual report are to Euros.

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

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the possibility that the expected synergies and value creation from the Eagle Merger will not be realized, or will not be realized within the expected time period;
•	the possibility that additional unexpected costs or difficulties related to the integration of the Company and Eagle’s operations will be greater than expected;
•	general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values;
•	the strength of world economies;
•	the stability of Europe and the Euro;
•	fluctuations in currencies, interest rates and foreign exchange rates;
•	business disruptions due to natural and other disasters or otherwise, such as the impact of any future epidemics;
•	the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation in the dry bulk sector;
•	changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of new buildings under construction;
•	the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom;
•	changes in our expenses, including bunker prices, dry docking, crewing and insurance costs;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;

ii

•	potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;
•	the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) practices;
•	our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets including as set forth under “Item 4. Information on the Company––B. Business Overview––Our ESG Performance”;
•	new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union (“EU”) or individual countries;
•	potential cyber-attacks which may disrupt our business operations;
•	general domestic and international political conditions or events, including “trade wars,” the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas and related conflicts in the Middle East and the Houthi attacks in the Red Sea and the Gulf of Aden;
•	the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments;
•	our ability to successfully compete for, enter into and deliver our vessels under time charters or other employment arrangements for our existing vessels after our current charters expire and our ability to earn income in the spot market;
•	potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and instability, piracy or acts by terrorists;
•	the availability of financing and refinancing;
•	the failure of our contract counterparties to meet their obligations;
•	our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business;
•	the impact of our indebtedness and the compliance with the covenants included in our debt agreements;
•	vessel breakdowns and instances of off-hire;
•	potential exposure or loss from investment in derivative instruments;
•	potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management;
•	our ability to complete acquisition transactions as and when planned and upon the expected terms;
•	the impact of port or canal congestion or disruptions; and
•	other important factors described in “Item 3. Key Information––D. Risk Factors” in this annual report.

We have based these statements on assumptions and analyses formed by applying our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate in the circumstances.

iii

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

See the section entitled “Item 3. Key Information––D. Risk Factors” of this annual report on Form 20-F for the year ended December 31, 2024 for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this annual report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

iv

v

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.       [Reserved]

B.       Capitalization and Indebtedness

Not Applicable.

C.       Reasons for the Offer and Use of Proceeds

Not Applicable.

D.       Risk Factors

Risk Factor Summary

Risks Related to Our Industry

•	Our results of operations and financial condition depend significantly on charter rates for dry bulk vessels, which may be highly volatile and are affected by macroeconomic factors outside of our control;
•	Global economic conditions may continue to negatively impact the dry bulk shipping industry and may materially affect our results of operations and financial condition;
•	A variety of shipping industry factors, including among our competitors, along with general economic conditions may cause a decline in the market values of our vessels which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, result in impairment charges or losses on sale;
•	We are subject to complex laws and regulations, including environmental regulations, international safety regulations and vessel requirements imposed by classification societies that can adversely affect the cost, manner or feasibility of doing business;
•	The operation of dry bulk carriers entails certain operational risks that could affect our earnings and cash flow;
•	If our vessels call on ports or territories located in countries that are subject to restrictions, sanctions, or embargoes imposed by the United States government, the EU, the United Nations (“UN”) or other governments, it could lead to monetary fines or other penalties and adversely affect our reputation and the price for our common shares;

•	Fuel or bunker prices and marine fuel availability have adversely affected our profitability and may adversely affect our profitability in the future;
•	Failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) and other anti-corruption laws could result in fines, criminal penalties, charter terminations and an adverse effect on our business;
•	Our operating results are subject to seasonal fluctuations; and
•	Acts of piracy and attacks on ocean-going vessels could adversely affect our business.

Risks Related to Our Company

•	We may face liquidity issues if conditions in the dry bulk market worsen for a prolonged period and cause us to fail to comply with the terms of our debt agreements which could adversely affect our business, including our ability to refinance our indebtedness and pay dividends;
•	An increase in the Secured Overnight Finance Rate (“SOFR”) could affect our earnings and cash flow;
•	We have considerable risks relating to the construction of our newbuilding vessels;
•	We may not have adequate insurance to compensate us if we lose our vessels or they suffer significant damages or to compensate third parties for any damages to their property;
•	We depend upon third-party and/or affiliated managers to provide the technical management of our fleet;
•	The aging of our fleet and our practice of purchasing and operating secondhand vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings; and
•	We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.

Risks Related to the Eagle Merger

•	We may not realize all of the anticipated benefits of the Eagle Merger or those benefits may take longer to realize than expected. The integration process has commenced, and we may face significant difficulties in merging the two businesses.
•	Our future results may suffer if we do not effectively manage our expanded operations following the Eagle Merger.

Risks Related to Taxation

•	A change in tax laws, treaties or regulations, or their interpretation could result in a significant negative impact on our earnings and cash flows from operations; and
•	The Internal Revenue Service could treat us as a “passive foreign investment company,” (or “PFIC”) which could have adverse U.S. federal income tax consequences to U.S. shareholders.

Risks Related to Our Relationships with Mr. Pappas and Other Parties

•	Members of management and our directors may have relationships and affiliations with other entities that could create conflicts of interest.

Risks Related to Our Corporate Structure and Our Common Shares

•	We are a holding company and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments;

•	We may need to raise additional capital in the future, which may not be available on favorable terms or at all or which may dilute our common stock or adversely affect its market price;
•	Our financing arrangements impose a number of restrictions on our ability to pay dividends, and we may not be able to pay dividends even though we have an established dividend policy;
•	The price of our common shares may be highly volatile; and
•	Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger or acquisition, or could make it difficult for our shareholders to replace or remove our current Board of Directors, which could adversely affect the market price of our common shares.

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

The dry bulk shipping industry continues to be cyclical with high volatility in charter rates and profitability among the various types of dry bulk vessels. In 2024, charter rates for dry bulk vessels increased from 2023’s levels and were sustained substantially above the 10-year average. The Baltic Dry Index (“BDI”), an index published by The Baltic Exchange of shipping rates for key dry bulk routes, increased by 27% from 2023 levels and averaged 18% above the decade average, as measured by annual weighted averages of the BDI index. However, in 2023, charter rates had decreased from 2022 levels and the BDI had decreased by 29% compared to the prior year. During 2024, there was elevated demand for commodities, compounded by the inefficiencies created by the partial closure of the Panama and Suez canals. See “Item 4. Information on the Company––B. Business Overview––The International Dry Bulk Shipping Industry” for further details.

Charter rate fluctuations result from changes in the supply of and demand for vessel capacity and major commodities carried on water internationally. Because most factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable. Since we charter our vessels principally in the spot market, we are exposed to the spot market’s cyclicality and volatility. We may not be able to predict whether future spot rates will be sufficient to enable our vessels to be operated profitably. Factors that influence the demand for dry bulk vessel capacity include: supply of and demand for energy resources, commodities, and semi-finished consumer and industrial products and the location of consumption versus the location of their regional and global exploration, production or manufacturing facilities; the globalization of production and manufacturing; global and regional economic and political conditions and developments, including armed conflicts such as the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas and related conflicts in the Middle East, the Houthi seizures and attacks on vessels traveling through the Red Sea and the Gulf of Aden and terrorist activities; natural disasters and weather; pandemics; embargoes and strikes; disruptions and developments in international trade, including trade disputes or the imposition of tariffs on various commodities or finished goods; changes in seaborne and other transportation patterns, including the distance cargo is transported by sea; environmental and other legal regulatory developments; and currency exchange rates. Factors that influence the supply of dry bulk vessel capacity include: the number of newbuilding orders and deliveries including slippage in deliveries; number of shipyards and ability of shipyards to deliver vessels; port and canal congestion; speed of vessel operation; vessel casualties; the degree of recycling of older vessels, depending, among other things, on recycling rates and international recycling regulations; number of vessels that are out of service, namely those that are laid-up, dry docked, awaiting repairs or otherwise not available for hire; availability of financing for new vessels and shipping activity; changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and changes in environmental and other regulations that may limit the useful lives of vessels. In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing dry bulk fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations, given that they may impose technological and other requirements upon our vessels.

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

The world economy is currently facing a number of ongoing challenges as a result of significant inflation and increased interest rates due to interest raises by the U.S. Federal Reserve and other central banks. Inflation and continued high interest rates have in recent times, and may continue to raise the cost of acquiring capital, increase our operating costs, increase interest expenses and generally reduce economic growth, disrupting global trade and shipping. Concerns over inflation, high interest rates and the availability and cost of capital, as well as geopolitical issues, including acts of war and recent turmoil and hostilities in various regions, including Iraq, North Korea, Venezuela, North Africa, Ukraine, Israel, Palestine and the Middle East have contributed to increased volatility and diminished expectations for the economy and the markets going forward. Further, these factors, combined with volatile oil prices, declining business and consumer confidence, have precipitated fears of a possible economic recession. Domestic and international equity markets continue to experience heightened volatility and turmoil. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.

Our business could also be materially and adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures. In 2022, in response to the ongoing conflict in Ukraine, the U.S. and several European countries imposed various economic sanctions against Russia, prohibitions on imports of Russian energy products, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, and prohibitions on investments in the Russian energy sector by US persons, among other restrictions. The geopolitical situation in Eastern Europe intensified in late February 2022, with the commencement of Russia’s military action against Ukraine. Three of our vessels, the Star Pavlina, Star Helena and Star Laura, had arrived in three different Ukrainian ports to load various grain cargos under charterers’ instructions, well ahead of the commencement of the war activities, but following the beginning of the conflict, the loading operations were suspended by the port authorities. Following a multilateral agreement among Russia, Ukraine, Turkey and the United Nations to resume grain exports from the Black Sea regions, we succeeded in safely navigating the Star Helena and the Star Laura out of Ukraine in August 2022 when the two said vessels returned to normal trading. During the first quarter of 2023, we agreed with the war risk insurers of the vessel Star Pavlina, that the vessel became a constructive total loss as of February 24, 2023, given its prolonged detainment in Ukraine following the commencement of Russia’s military action against Ukraine on February 24, 2022. By May 4, 2023, we collected the total corresponding insurance value of this vessel.

The ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas and related conflicts in the Middle East and the Houthi attacks and seizures of vessels may lead to further regional and international conflicts or armed action. In January 2024, prior to the Eagle Merger, one of Eagle’s owned vessels was attacked in the Red Sea and Gulf of Aden. The attack that Eagle experienced resulted in limited vessel damage and no loss of life or personal injury to the vessel’s crew members. The attack did not have a direct material impact on Eagle’s business, financial condition or results of operations. However, such conflicts have and could continue to disrupt supply chains and cause instability in the global economy, particularly as some companies have decided to reroute vessels to avoid the Suez Canal and Red Sea.

Since February 13, 2024, we have been rerouting our vessels to avoid the Red Sea and the Gulf of Aden as a result of the Houthi attacks and seizures of vessels traveling through this area. Additionally, the ongoing conflict between Russia and Ukraine could result in the imposition of further economic sanctions by the United States and the European Union against Russia. While much uncertainty remains regarding the global impact of the aforementioned conflicts, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia, Ukraine, Israel, Palestine and the Middle East, which could adversely affect our operations.

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

The U.S.-China trade tension, including the second Trump administration’s recent economic and trade-related proposals, may provoke further retaliatory trade actions from the affected countries and could have an adverse effect on our business, financial condition, and results of operations. For example, in February 2025, the Office of the U.S. Trade Representative proposed imposing substantial service fees on Chinese-built or operated vessels entering U.S. ports. The proposal is subject to final determination by the Trump administration, and, if enacted, could impose millions of dollars in new fees each time any such vessel enters a U.S. port, adding costs that would likely be passed down to U.S. importers and exporters through higher freight rates. As we have five vessels under construction in a Chinese shipyard, in addition to a number of Chinese-built vessels already being operated in our fleet, we may be subject to these fees if enacted and if we are unable to require charterers to assume such fees, which could have an adverse affect our business, financial condition, and results of operations. Additionally, the second Trump administration has imposed and may continue to impose additional tariffs on imports from Canada, Mexico, China and the EU. It is unknown whether and to what extent additional tariffs (or other new laws or regulations) will be adopted by the second Trump administration, or the effect that any such actions would have on us or our industry. If new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated, such changes could have an adverse effect on our business, financial condition, and results of operations.

Relatively weak global economic conditions have had and may continue to have a number of adverse consequences for dry bulk and other shipping sectors, including, among other things; low charter rates, particularly for vessels employed on short-term time charters or in the spot market; decreases in the market value of dry bulk vessels and limited secondhand market for the sale of vessels; limited financing for vessels; widespread loan covenant defaults; and declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers. The occurrence of one or more of these events could have a material adverse effect on our business, results of operations, cash flows and financial condition.

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

The fair market values of dry bulk vessels have generally experienced high volatility. The fair market value of our vessels depends on a number of factors, including: prevailing level of charter rates, general economic and market conditions affecting the shipping industry, types, sizes and ages of vessels, supply of and demand for vessels, other modes of transportation, distressed asset sales, including newbuilding contract sales below acquisition costs due to lack of financing, cost of new buildings, governmental or other regulations, the need to upgrade vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise, changes in environmental and other regulations that may limit the useful life of vessels, technological advances; and competition from other shipping companies and other modes of transportation. If the fair market value of our vessels declines, we might not be in compliance with various covenants in our ship financing facilities, some of which require the maintenance of a certain percentage of fair market value of the vessels securing the facility to the principal outstanding amount of the loans under the facility or a maximum ratio of total liabilities to market value adjusted total assets or a minimum market value adjusted net worth. In addition, if the fair market value of our vessels declines, our access to additional funds may be affected or we may need to record impairment charges in our consolidated financial statements or incur loss on sale of vessels which can adversely affect our financial results. Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of such acquisitions may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

We are subject to complex laws and regulations, including environmental regulations, international safety regulations and vessel requirements imposed by classification societies that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous international, national, state and local laws, regulations, treaties and conventions in force in international waters and the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. See “Item 4. Information on the Company––B. Business Overview––Environmental and Other Regulations in the Shipping Industry” for further details. Compliance with such requirements may require vessels to be altered, costly equipment to be installed (such as ballast water treatment systems or “BWTS”) or operational changes to be implemented and may decrease the resale value or reduce the useful lives of our vessels or require us to obtain certain permits or authorizations prior to commencing operations. Such compliance costs could have a material adverse effect on our business, financial condition and results of operations. If any vessel does not comply (i.e. fails to maintain its class or fails any annual, intermediate or special survey) the vessel may be unable to trade between ports, may be unemployable and uninsurable until such failures are remedied or may be liable to penalties, which could negatively impact our results of operations and financial condition. In addition, given frequent regulatory changes, we cannot predict their effect on our ability to do business, the cost of complying with them, or their impact on vessels’ useful lives or resale value. Our failure to comply with any such conventions, laws, or regulations could cause us to incur substantial liability.

Climate change and related legislation or regulations may adversely impact our business, including potential financial, operational and physical impacts.

Growing concern about the sources and impacts of global climate change has led to the proposal or enactment of a number of domestic and foreign legislative and administrative measures, as well as international agreements and frameworks, to monitor, regulate and limit carbon dioxide and other greenhouse gas (“GHG”) emissions. Although the Paris Agreement, which was adopted under the UN Framework Convention on Climate Change in 2015, does not specifically require controls on GHG emissions from ships, it is possible that countries seek to impose such controls as they implement the Paris Agreement or any new treaty that may be adopted in the future. In the European Union, emissions are regulated under the EU Emissions Trading System (the “EU ETS”), an EU-wide trading scheme for industrial GHG emissions, while carbon intensity of the fuel which the vessels burn is regulated under the Fuel EU Maritime regulation (the “FuelEU”). In addition, in June 2021, the IMO adopted amendments to MARPOL Annex VI that entered into force on November 1, 2022 and require ships to reduce GHG emissions using technological and operational approaches to improve energy efficiency and that provide important building blocks for future GHG reduction measures.

These requirements and any passage of additional climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level, that restrict emissions of GHGs could require us to make significant financial expenditures, including the installation of pollution controls and the purchase of emissions credits, as well as have other impacts on our business or operations, that we cannot predict with certainty at this time. While we have Exhaust Gas Cleaning Systems (“EGCS” or “scrubbers”) fitted on 148 of the 153 vessels in our fleet on a fully delivered basis, as of the date of this annual report, pursuant to IMO sulfur cap regulations, we may be required in the future to expend more capital to modify, upgrade or replace vessels as a result of new climate- or GHG-related rules and regulations. For example, we are installing energy-saving devices in some of our ships to reduce consumption and improve our Carbon Intensity Indicator (“CII”), a metric used to evaluate emissions intensity of ships pursuant to the EU ETS. While IMO has set specific GHG emissions reduction targets for 2030 and 2050 within the scope of its GHG emissions reduction strategy, only short-term measures have been adopted thus far, which we do not currently believe will require material capital expenditures. Once additional medium-term measures are adopted and come into force, including market-based measures that put a price on carbon emissions, which are expected to be decided by the IMO in 2025 for implementation in 2027, we may need to incur additional capital expenditures to comply with the relevant GHG emissions regulations. Even in the absence of climate control legislation and regulations, our business and operations may be materially affected to the extent that climate change results in sea level changes or more frequent or intense weather events. For additional information see “Item 4. Information on the Company––B. Business Overview––Environmental and Other Regulations in the Shipping Industry”.

Increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our ESG practices may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies from investor advocacy groups, certain institutional investors, lenders, charterers and other market participants (collectively, the “Market Participants”), who, in recent years, have focused on the implications and social cost of their investments. Such increased attention and activism related to ESG and similar matters (such as climate change) may hinder our access to capital, as Market Participants may decide to reallocate capital or to decline to commit capital as a result of their assessment of a company’s ESG practices, and may also affect the commercial tradability of our vessels should our vessels fail to comply with charterers’ ESG requirements. For example, due to increasing pressures from Market Participants to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability, we may be required to implement more stringent ESG procedures or standards so that our existing and future Market Participants remain invested in us, make further investments in us and continue chartering our vessels. However, if we do not adapt to or comply with such evolving expectations and standards, or are perceived to have failed to respond appropriately to the growing concern surrounding ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and our business, financial condition and/or stock price could be materially and adversely affected. Furthermore, certain Market Participants in the equity and debt capital markets may exclude transportation companies, such as us, from their investing portfolios altogether due to ESG factors, which may affect our ability to grow, as our plans for growth may include accessing such markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which could have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Overall, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide-ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition. Please see “Item 4. Information on the Company––B. Business Overview––Our ESG Performance” for additional information with respect to our ongoing ESG efforts.

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

If our vessels call on ports or territories located in countries that are subject to restrictions, sanctions, or embargoes imposed by the United States government, the EU, the UN or other governments, it could lead to monetary fines or other penalties and adversely affect our reputation and the price for our common shares.

The United States, the European Union, the United Nations and other governments and their agencies impose sanctions and embargoes on certain countries and maintain lists of countries, individuals or entities they consider to be state sponsors of terrorism, involved in prohibited development of certain weapons or engaged in human rights violations. From time to time on charterers’ instructions, our vessels have called and may again call at ports located in countries subject to sanctions and embargoes imposed by the United States, the European Union, the United Nations and other governments and their agencies, including ports in Iran and Russia.

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

Since we expect to primarily employ our vessels in the spot market, we expect that vessel fuel, known as bunkers, will be one of the largest single expense items in our shipping operations for our vessels. Changes in fuel prices have adversely affected our profitability and may adversely affect our profitability in the future. The price and supply of fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments (such as the ongoing conflicts between Russia and Ukraine and between Israel and Hamas and related conflicts in the Middle East), supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce our profitability and the competitiveness of our business versus other forms of transportation, such as truck or rail. Lastly, if sulfur emissions regulations are relaxed in the future, or if the cost differential between low sulfur fuel and high sulfur fuel is lower than anticipated, we may not realize the economic benefits of the Scrubber Retrofitting Program, as further defined below under “Item 4. Information on the Company—B. Business Overview—Our Fleet.” As a result, we may experience a material, adverse effect on our financial condition and results of operations due to any of the foregoing changes.

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

Because we collect most of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could have an adverse impact on our results of operations.

We collect most of our revenues in U.S. dollars, and the majority of our expenses are denominated in U.S. dollars. However, a portion of our ship operating and administrative expenses are denominated in currencies other than U.S. dollars. If our expenditures on such costs and fees were significant, and the U.S. dollar were weak against such currencies, our business, results of operations, cash flows, financial condition and ability to pay dividends could be adversely affected.

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

Acts of piracy and attacks have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea, the Gulf of Aden and the Red Sea. Piracy continues to occur in the Gulf of Aden, off the coast of Somalia, and increasingly in the Gulf of Guinea. We consider potential acts of piracy to be a material risk to the international shipping industry, and protection against this risk requires vigilance. Our vessels regularly travel through regions where pirates are active. Furthermore, Houthi seizures and attacks on commercial vessels in the Red Sea and the Gulf of Aden have impacted the global economy as some companies have decided to reroute vessels to avoid the Suez Canal and Red Sea. In January 2024, prior to the Eagle Merger, one of Eagle’s owned vessels was attacked in the Red Sea and Gulf of Aden. The attack that Eagle experienced resulted in limited vessel damage and no loss of life or personal injury to the crew members. The attack did not have a direct material impact on Eagle’s business, financial condition or results of operations. Since February 13, 2024, we have been rerouting our vessels to avoid the Red Sea and the Gulf of Aden as a result of the Houthi attacks and seizures of vessels traveling through this area. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions, which could have a material adverse effect on our results of operations, financial condition and ability to pay dividends. Crew costs could also increase in such circumstances.

Our financial results and operations may be adversely affected by COVID-19 or another epidemic and related governmental responses thereto.

In 2020, the initial outbreak of COVID-19 resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread or any resurgence of the virus, including travel bans, quarantines, and other emergency public health measures such as lockdown measures. These measures resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. They negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. For example, we had increased expenses due to increased operational costs associated with crew rotation and related logistical complications, our decision to supply our vessels with spares or other supplies and the reduced availability of attending engineers for overhauling or maintenance due to travel restrictions and quarantine rules and expenses, and days in which our vessels were unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. While many of these measures have since been relaxed, we cannot predict whether and to what degree such measures will be reinstituted in the event of future epidemics, which may adversely affect global economic activity and could have a material adverse effect on the Company’s future business, results of operations, cash flows, financial condition, the carrying value of the Company’s assets, the fair values of the Company’s vessels, and the Company’s ability to pay dividends.

Risks Related to Our Company

We may face liquidity issues if conditions in the dry bulk market worsen for a prolonged period and cause us to fail to comply with the terms of our debt agreements which could adversely affect our business, including our ability to refinance our indebtedness and pay dividends.

If the dry bulk shipping market declines over a prolonged period of time, we may have insufficient liquidity to fund ongoing operations or satisfy our obligations under our credit facilities, which may lead to a default under one or more of our credit facilities. In addition, our outstanding debt agreements impose on us certain operating and financial restrictions and require us or our subsidiaries to maintain various financial ratios. See “Item 5. Operating and Financial Review and Prospects––B. Liquidity and Capital Resources––Senior Secured Credit Facilities––Credit Facility Covenants” for further details. Therefore, we may need to seek permission from our lenders in order to engage in certain corporate actions, which permission we may be unable to obtain. This may prevent us from taking actions that are in our best interest and from executing our business strategy and may limit our ability to pay dividends and finance our future operations. Further, a breach of any of the covenants in, or our inability to maintain the required financial ratios under, our debt agreements could result in a default thereunder. If a default occurs under our credit facilities, the lenders could elect to declare the outstanding debt, together with accrued interest and other fees, to be immediately due and payable and foreclose on the collateral securing that debt, which could constitute all or substantially all of our assets (considering the cross default provisions included in our debt agreements), which would have a material adverse effect on our business, results of operations and financial condition.

An increase in the Secured Overnight Finance Rate could affect our earnings and cash flow.

We are exposed to market risk from changes in interest rates because obligations under our bank loans and lease financings bear interest at rates that fluctuate with the financial markets, and our interest expense is affected by changes in the general level of interest rates. As a result, a change in market interest rates could have an adverse effect on our earnings and cash flow. As of December 31, 2024, our obligations under our bank loans and lease financings bear interest at SOFR plus a margin. SOFR increased from 0.05% at the start of 2022 to 5.38% at the end of 2023 and remained elevated at 4.49% at the end of 2024. In order to manage our exposure to interest rate fluctuations under SOFR, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can, however, be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. For additional information, see “Item 5. Operating and Financial Review and Prospects––B. Liquidity and Capital Resources––Senior Secured Credit Facilities.”

We have considerable risks relating to the construction of our newbuilding vessels.

As of February 17, 2025, we had contracts for five newbuilding vessels with expected deliveries between November 2025 and August 2026. Vessel construction projects are generally subject to risks of delay or cost overruns that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we will continue to incur costs and expenses related to delayed vessels, such as supervision expense and interest expense for the outstanding debt.

As of February 17, 2025, the total payments for our five vessels under construction and installation of scrubber equipment were expected to be $182.5 million, of which we had already paid $26.1 million. We expect to fund our remaining newbuilding commitments through a combination of our own funds and proceeds from the E.SUN $130.0 million Facility, as described in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Senior Secured Credit Facilities”. There can be no assurance that we will be able to obtain such financings on a timely basis. If we are not able to complete the abovementioned debt financing, raise other capital or utilize available cash on hand, we may not be able to acquire our vessels under construction, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. To the degree we raise equity financing to fund our capital expenditures, such equity raises may dilute the ownership of our existing shareholders and may be dilutive to our earnings per share. If for any reason we fail to make a payment when due, which may result in a default under our newbuilding contracts, or otherwise fail to take delivery of our vessels under construction, we would be prevented from realizing potential revenues from these vessels, we could also lose all or a portion of our yard payments that were paid by us and we could be liable for penalties and damages under such contracts.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business.

The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, depends on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. We have in place safety and security measures on our vessels and onshore operations to secure our vessels against cybersecurity attacks and any disruption to their information systems. However, these measures and technology may not adequately prevent security breaches which are constantly evolving and have become increasingly sophisticated. If security threats are not recognized or detected until they have been launched, we may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience. A disruption to the information system of any of our vessels, whether or not it is caused by a malicious actor, could lead to, among other things, incorrect routing, collision, grounding and propulsion failure. Beyond our vessels, we rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. In addition, the foregoing events could result in violations of applicable privacy and other laws. If confidential information is inappropriately accessed and used by a third-party or an employee for illegal purposes, we may be responsible to the affected individuals for any losses they may have incurred as a result of misappropriation. In such an instance, we may also be subject to regulatory action, investigation or liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our information systems.

We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. A cyber-attack could also lead to litigation, fines, other remedial action, heightened regulatory scrutiny and diminished customer confidence. In addition, our remediation efforts may not be successful, and we may not have adequate insurance to cover these losses. The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could have a material adverse effect on our business, results of operations, cash flows and financial condition. For example, in July 2024, a software update by CrowdStrike Holdings, Inc. (“CrowdStrike”), a cybersecurity technology company, caused widespread crashes of Windows systems into which it was integrated. Our systems both in the office and on the vessels were briefly affected by the CrowdStrike software update, but immediate remedial action by the Company restored the systems quickly. Although we have not experienced any material impacts as a result of the CrowdStrike software update, we could in the future experience similar third-party software-induced interruptions to our operations which could adversely affect our business, results of operations and financial condition. Moreover, cyber-attacks against the Ukrainian government and other countries in the region have been reported in connection with the conflicts between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions or us, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact at this time.

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

Our current business strategy includes additional growth which may, in addition to constructing newbuilding vessels, include the acquisition of modern secondhand vessels. While we expect that we would typically inspect secondhand vessels prior to acquisition, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Generally, we, as a purchaser of secondhand vessels will not receive the benefit of warranties from the builders for the secondhand vessels that we acquire. In addition, unforeseen maintenance, repairs, special surveys or dry docking may be necessary for acquired secondhand vessels, which could also increase our costs and reduce our ability to employ the vessel to generate revenue. In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our vessels age, they will typically become less fuel-efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions may not justify those expenditures or may not enable us to operate our vessels profitably during the remainder of their useful lives. In addition, if new dry bulk carriers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels once their initial charters expire and the resale value of our vessels could significantly decrease.

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

Historically, we have grown through acquisitions of secondhand vessels and constructing newbuilding vessels. One of our strategies is to continue expanding our operations and fleet. Our future growth will primarily depend upon a number of factors, some of which may not be within our control, including our ability to: identify suitable dry bulk carriers, including newbuilding slots at shipyards and/or shipping companies for acquisitions at attractive prices; obtain required financing for our existing and new operations; identify businesses engaged in managing, operating or owning dry bulk carriers for acquisitions or joint ventures; integrate any acquired dry bulk carriers or businesses successfully with our existing operations, including obtaining any approvals and qualifications necessary to operate vessels that we acquire; hire, train and retain qualified personnel and crew to manage and operate our growing business and fleet; identify new markets; enhance our customer base; and improve our operating, financial and accounting systems and controls. Our failure to effectively identify, acquire, develop and integrate any dry bulk carriers or businesses could adversely affect our business, financial condition and results of operations. The number of employees that perform services for us and our current operating and financial systems may not be adequate as we implement our plan to expand our fleet size in the dry bulk sector, and we may not be able to effectively hire more employees or adequately improve those systems. In addition, our growth through acquisitions and investments bears inherent risks including: the possibility that we may not receive a favorable return on our investments or that we may incur losses therefrom, or the original investment may become impaired; failure to satisfy or set effective strategic objectives; our assumption of known or unknown liabilities or other unanticipated events or circumstances, the diversion of management’s attention from normal daily operations of the business; difficulties in integrating the operations, technologies, products and personnel of an acquired company or its assets; difficulties in supporting acquired operations, difficulties or delays in the transfer of vessels, equipment or personnel; failure to retain key personnel, unexpected capital equipment outlays and related expenses; insufficient revenues to offset increased expenses associated with acquisitions; under-performance problems with acquired assets or operations, issuance of common shares that could dilute our current shareholders; recording of goodwill and non-amortizable intangible assets that will be subject to periodic impairment testing and potential impairment charges against our future earnings; the opportunity cost associated with committing capital in such investments; undisclosed defects, damage, maintenance requirements or similar matters relating to acquired vessels; and becoming subject to litigation.

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

The conflict between Russia and Ukraine may impact our ability to retain and source crew, and in turn, could materially and adversely affect our operating results.

We currently have relationships with Ukrainian crew managers which procure some of our crews. We also currently utilize Russian and Ukrainian crew on our vessels. The conflict between Russia and Ukraine may impact our ability to continue to source and retain crew from these countries. In addition, as new persons and entities may become subject to sanctions as a result of this conflict, these sanctions could adversely restrict the entities that we may use to hire and/or pay our Russian crew. Although we have relationships with crew managers outside of the Ukraine, including in Asia, if we are not able to procure Ukrainian and Russian crew in the future, we may experience operational delays and loss of earnings for our vessels until new or replacement crews are sourced. We may also incur increased travel expenses to repatriate Russian and Ukrainian crew members on board our vessels, as well as to expatriate crew members sourced from other regions. The cost of employing crew members may rise if the available supply of Russian and Ukrainian crew is diminished, which may have a material adverse effect on our results of operations, cash flows and stock price.

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

Risks Related to the Eagle Merger

We may not realize all of the anticipated benefits of the Eagle Merger or those benefits may take longer to realize than expected. The integration process has commenced, and we may face significant difficulties in merging the two businesses.

Star Bulk anticipates that the Eagle Merger will generate significant annual cost and revenue synergies by the fourth quarter of 2025. However, there is a risk that some or all of the expected benefits of the Eagle Merger may fail to materialize, or may not occur within the anticipated time periods. The realization of the anticipated benefits may be affected by a number of factors, many of which will be beyond the control of Star Bulk. The challenge of combining previously independent businesses makes the business and future financial prospects of Star Bulk following the Eagle Merger difficult. Star Bulk and Eagle operated independently until the completion of the Eagle Merger, and the past financial performance of each of Star Bulk and Eagle before the completion of the Eagle Merger may not be indicative of the future financial performance of Star Bulk. Realization of the anticipated benefits in the Eagle Merger will depend, in part, on the ability of Star Bulk and Eagle to continue to integrate their operations in an efficient and timely manner and without adversely affecting current revenues and investments in future growth.

Star Bulk has incurred and expects to continue to incur additional expenses in connection with the Eagle Merger to integrate a large number of processes, policies, procedures, operations, technologies and systems of Eagle and Star Bulk. These incremental transaction-related costs may exceed the savings Star Bulk expects to achieve from the elimination of duplicative costs and the realization of other efficiencies related to the integration of the businesses, particularly in the near term and in the event there are any material unanticipated costs.

Star Bulk is devoting significant management attention and resources to integrating its business practices and support functions, including aligning policies and internal controls of the two companies. The diversion of management’s attention and any delays or difficulties encountered in connection with the coordination of the two companies’ operations could have an adverse effect on the business, financial results, financial condition or the share price of Star Bulk. The coordination process may also result in additional and unforeseen expenses.

Our future results may suffer if we do not effectively manage our expanded operations following the Eagle Merger.

Our future success depends, in part, upon our ability to realize the anticipated benefits and cost savings from combining our and Eagle’s businesses, including the need to integrate the operations and business of Eagle in an efficient and timely manner, to combine systems and management controls and to integrate relationships with customers, vendors, industry contacts and business partners.

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

As further described under “Item 10. Additional Information––E. Taxation––U.S. Federal Income Taxation of U.S. Holders” we believe that we currently are not a PFIC, and we do not expect to become a PFIC in the future. However, there is no direct legal authority under the PFIC rules addressing our characterization of income from our voyage and time chartering activities nor our characterization of contracts for newbuilding vessels, if any. Moreover, the determination of PFIC status for any year can only be made on an annual basis after the end of such taxable year and will depend on the composition of our income, assets and operations from time to time. Because of the above described uncertainties, there can be no assurance that the Internal Revenue Service will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for any taxable year. If we were classified as a PFIC for any taxable year during which a U.S. shareholder owns common shares (regardless of whether we continue to be a PFIC), the U.S. shareholder would be subject to special adverse rules, including taxation at maximum ordinary income rates plus an interest charge on both gains on sale and certain dividends, unless the U.S. shareholder makes an election to be taxed under an alternative regime. Certain elections may be available to U.S. shareholders if we were classified as a PFIC.

Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.

We are subject to income and other taxes in the United States and foreign jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today’s tax environment stemming from global initiatives put forth by the Organisation for Economic Co-operation and Development’s (“OECD”) two-pillar base erosion and profit shifting project. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries. It is possible that these guidelines, including the global minimum corporate tax rate measure of 15%, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have a material adverse impact on our results of operations and financial results.

Risks Related to Our Relationships with Mr. Pappas and Other Parties

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

Under the terms of a number of our outstanding financing arrangements, we are subject to various restrictions on our ability to pay dividends. Our financing arrangements prevent us from paying dividends if an event of default exists under our credit facilities or if certain financial ratios are not met. See “Item 5. Operating and Financial Review and Prospects––B. Liquidity and Capital Resources––Senior Secured Credit Facilities––Credit Facility Covenants” for further details. In general, when dividends are paid, they are distributed from our operating surplus, in amounts that allow us to retain a portion of our cash flows to fund vessel or fleet acquisitions and for debt repayment and other corporate purposes, as determined by our management and Board of Directors. See “Item 8. Financial Information––A. Consolidated statements and other financial information—Dividend Policy” for further details. In addition, the declaration and payment of dividends, if any, will be subject at all times to the discretion of our Board of Directors. The timing and amount of dividends, if any, will depend on our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, if any, the provisions of Marshall Islands law affecting the payment of dividends, future changes in our dividend policy, and other factors, many of which may be beyond our control. Furthermore, the dry bulk shipping industry is volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period.

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

Nasdaq Global Select Market’s (“Nasdaq”) corporate governance rules require, subject to exceptions, listed companies to have, among other things, a majority of their board members be independent and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a “foreign private issuer” as defined in Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or FPI, we may follow the laws of the Republic of the Marshall Islands, our home country, with respect to the foregoing requirements. For example, although our Board of Directors currently includes seven members who are independent under the Nasdaq rules, we may in the future have less than a majority of directors who would be deemed independent, as permitted under Marshall Islands law. In addition, as a FPI we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic companies whose securities are registered under the Exchange Act. See “Item 16G. Corporate Governance” for further details.

Because we are organized under the laws of the Marshall Islands and because substantially all of our assets are located outside of the United States, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands and substantially all of our assets are located outside of the United States. In addition, the majority of our directors and officers are non-residents of the United States and all or a substantial portion of the assets of these non-residents are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against our directors and officers in the United States if you believe that your rights have been infringed under U.S. federal or state securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors or officers. Furthermore, there may be doubt that the courts of the Marshall Islands or of the non-U.S. jurisdictions in which our offices are located would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law, and, as a result, shareholders may have a more limited ability to protect their interests.

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

There is uncertainty as to whether the courts of the Marshall Islands would (a) recognize or enforce judgements of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (b) impose liabilities in original actions brought in the Republic of the Marshall Islands, based on these laws. Furthermore, the level of legal protection in the United States may be lower than comparable jurisdictions and there may be fewer judicial cases in the Republic of the Marshall Islands interpreting the rights of creditors.

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We are incorporated under the laws of the Republic of the Marshall Islands and certain of our subsidiaries are also incorporated under the laws of the Republic of the Marshall Islands, Liberia, Singapore and Delaware, United States, and we conduct operations in countries around the world.

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

We are a Marshall Islands corporation and some of our subsidiaries are Marshall Islands entities. The Marshall Islands has enacted economic substance laws and regulations with which we may be obligated to comply. We believe that we and our subsidiaries are compliant with the Marshall Islands economic substance requirements. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines, financial or other penalties, spontaneous disclosure regarding information to foreign tax officials, increased monitoring and audits, and dissolution of the non-compliant entity, which could be struck from the register of companies in related jurisdictions. Any of the foregoing could be disruptive to our business and could have an adverse effect on our business, financial condition, cash flows or operating results.

EU Finance ministers rate jurisdictions for tax rates and tax transparency, governance and real economic activity. Countries that are viewed by such finance ministers as not adequately cooperating, including by not implementing sufficient standards in respect of the foregoing, may be put on a “grey list” or a “blacklist”. Effective as of October 17, 2023, the Marshall Islands has been designated as a cooperating jurisdiction for tax purposes. However, we do not know (i) if the EU will act to add the Republic of the Marshall Islands to the list of non-cooperative jurisdictions in the future, (ii) how quickly the EU would react to any changes in legislation or regulations of the relevant jurisdictions, including the Marshall Islands, or (iii) how EU banks or other counterparties would react while we or any of our subsidiaries remain as entities organized and existing under the laws of listed countries, in such a scenario. If the Marshall Islands is added to the list of non-cooperative jurisdictions in the future and sanctions or other financial, tax or regulatory measures were applied by European Member States to countries on the list or further economic substance requirements were imposed by the Marshall Islands, our business could be harmed.

Future sales of our common shares could cause the market price of our common shares to decline.

Our Articles of Incorporation authorize us to issue 300,000,000 common shares, of which 117,630,112 shares were issued and outstanding as of December 31, 2024. In addition, certain shareholders hold registration rights, see “Item 7. Major Shareholders and Related Party Transactions––A. Major Shareholders.” Furthermore, pursuant to our two currently effective At-the-Market offering programs, we may offer and sell a number of our common shares, having an aggregate offering price of up to $150.0 million at any time and from time to time. As of December 31, 2024, cumulative gross proceeds under our At-the-Market offering programs were $33.6 million. Sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional common shares in the future. Our shareholders may incur dilution from any future equity offering and upon the issuance of additional common shares pursuant to our equity incentive plans.

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

The price of our common shares may fluctuate due to factors such as: actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry; mergers and strategic alliances in the dry bulk shipping industry; market conditions in the dry bulk shipping industry; changes in market valuations of companies in our industry; changes in government regulation; the failure of securities analysts to publish research about us, or shortfalls in our operating results from levels forecast by securities analysts; announcements concerning us or our competitors; and the general state of the securities markets. Hence, the market for our common shares may be unpredictable and volatile. Further, there may be no continuing active or liquid public market for our common shares. Consequently, you may not be able to sell the common shares at prices equal to or greater than those paid by you, or you may not be able to sell them at all. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. There can be no guarantee that our stock price will remain at current levels.

Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger or acquisition, or could make it difficult for our shareholders to replace or remove our current Board of Directors, which could adversely affect the market price of our common shares.

Several provisions of our Articles of Incorporation and our Bylaws could make it difficult for our shareholders to change the composition of our Board of Directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable. These provisions include: authorizing our Board of Directors to issue “blank check” preferred stock without shareholder approval; providing for a classified Board of Directors with staggered, three-year terms; establishing certain advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by shareholders at shareholder meetings; prohibiting cumulative voting in the election of directors; limiting the persons who may call special meetings of shareholders; authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of our outstanding common shares entitled to vote for the directors; and establishing supermajority voting provisions with respect to amendments to certain provisions of our Articles of Incorporation and our Bylaws. These anti-takeover provisions could substantially impede the ability of public shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our common shares and your ability to realize any potential change of control premium.

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

Eagle Merger

As previously announced, on December 11, 2023, we entered into a definitive agreement with Eagle to combine in an all-stock merger. The Eagle Merger was completed on April 9, 2024, following Eagle shareholders’ approval and receipt of applicable regulatory approvals and satisfaction of customary closing conditions. Each Eagle shareholder received 2.6211 shares of Star Bulk common stock for each share of Eagle common stock owned. Eagle common stock has ceased trading and is no longer listed on the New York Stock Exchange.

On August 1, 2024, Eagle’s outstanding 5.00% Convertible Senior Notes (the “Convertible Notes”) that we assumed and guaranteed as part of the Eagle Merger matured, and were converted into 5,971,284 shares of Star Bulk common stock.

The integration effort is proceeding as planned, and we continue to use our enhanced scale, capabilities and operational leverage to better serve our customers and create value for all stakeholders.

For additional information, see “Item 10. Additional Information––C. Material Contracts––Eagle Merger”.

Significant Changes to Our Fleet During the Years 2023-2025

In October 2023 we entered into four shipbuilding contracts with Qingdao Shipyard Co., Ltd. for the construction of four 82,000 dwt Kamsarmax newbuilding vessels. In addition, in November 2023 we entered into an additional firm shipbuilding contract with Qingdao Shipyard Co., Ltd. for the construction of another 82,000 dwt Kamsarmax newbuilding vessel. Delivery of these vessels is scheduled progressively from November 2025 through August 2026, respectively.

Upon completion of the Eagle Merger on April 9, 2024, we acquired Eagle’s fleet, which consisted of 52 dry bulk Supramax/Ultramax vessels. Prior to the closing of the Eagle Merger, Eagle had agreed to sell two of its vessels, which were delivered to their new owners after the closing of the Eagle Merger. From time to time, in response to changing market conditions, we have disposed of certain of our vessels (the majority of which were older vessels). As a result, as of the date of this annual report, on a fully delivered basis, our fleet includes 153 vessels, with an aggregate capacity of 14.9 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with carrying capacities between 55,569 dwt and 209,537 dwt.

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov. These documents and other important information on our governance are posted on our website and may be viewed at https://www.starbulk.com. The information contained on or connected to our website is not part of this annual report.

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

We are committed to integrating ESG practices into our operational and strategic decision making within the scope of our vision to be a leader in sustainable dry bulk shipping. In alignment with this commitment we are a signatory to the United Nations (UN) Global Compact supporting its Ten Principles on areas of human rights, labor, environment and anticorruption and committing to the broader Sustainable Development Goals. In addition, we publish an annual ESG Report, which presents our ESG strategy and goals, identifies ESG related risks and reports on our ESG performance across all our business operations. In November 2024, we released our sixth annual ESG Report. All of our ESG Reports may be found on our website at www.starbulk.com. The information contained on or connected to our website is not part of this annual report.

Our ESG Performance:

Environment

We endeavor to comply with all applicable environmental regulations efficiently and in a timely manner and implement measures to improve our environmental performance, protect the marine environment and reduce our carbon footprint.

•	We have retrofitted our fleet with scrubbers, in order to comply with the sulfur emissions standards, titled IMO-2020, set by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”).

•	We have implemented a retrofit program across our entire fleet to comply with the IMO’s Ballast Water Management Convention.
•	In accordance with the scope of the GHG strategy set for 2030 and 2050 by the IMO, we monitor the performance of our vessels through telemetry and advanced data management systems and take action to improve the energy efficiency of our fleet both operationally and technically.
•	We participate in the Poseidon Principles, which provide a framework for assessing and disclosing the climate alignment of ship finance portfolios and are consistent with the policies and ambitions of the IMO to achieve net zero GHG emissions by or around 2050.
•	We collaborate with our charterers within the scope of the Sea Cargo Charter, providing them with our vessel data to enable them to assess and report on the carbon intensity of the chartering activities of these vessels.
•	We have engaged and actively participate in partnerships and alliances that promote sustainability in the maritime sector, including emission control and other environmental initiatives, such as the Maritime Emissions Reduction Centre, the Global Maritime Forum, the Getting to Zero Coalition, the Clean Shipping Alliance and the Hellenic Marine Environment Protection Association.
•	In collaboration with our major charterers, we participate in the development of an iron ore Green Corridor between West Australia and East Asia, which aims to decarbonize this trade route through the deployment of clean ammonia-fueled vessels.
•	We are active participants in several projects for the development and/or deployment of new green technologies and alternative fuels, including with respect to:
•	the adoption of various latest technology voyage optimization platforms which aim to reduce fuel consumption and therefore our fleet’s CO2 footprint;
•	the installation of energy-saving devices, such as propeller ducts, which aim to reduce the required propulsion power and CO2 emissions of our vessels;
•	piloting and evaluating latest technology anti-fouling paints and hull cleaning technologies to reduce hull resistance and improve vessel’s energy efficiency;
•	the techno-economic feasibility assessment of several zero-emission fuels, including biofuels and green-hydrogen derived fuels such as methanol and ammonia;
•	onboard carbon capture technologies, including by leveraging our existing exhaust gas cleaning systems; and
•	the testing of advanced wash-water filtration system onboard our vessels to enable the removal of micro-plastics from port waters.

Social

We are focused on continuously improving our social impact, including with respect to the health, safety and wellbeing of employees, both on board and ashore, operational excellence and community support.

•	The health, safety, security and well-being of our people at sea and on shore is our top priority, especially with respect to the conflict between Russia and Ukraine, the conflict between Israel and Hamas and related conflicts in the Middle East, the Houthi seizures and attacks in the Red Sea and the Gulf of Aden. For more information, please visit our ESG Report, which may be found on our website at www.starbulk.com. The information contained on or connected to our website is not part of this annual report. We are a signatory to the Neptune Declaration on Seafarer Wellbeing, which promotes the health and safety of seafarers. We are also signatories of the Gulf of Guinea Declaration on Suppression of Piracy.

•	We are dedicated to providing equal employment opportunities and treating our people fairly without regard to race, color, religious beliefs, age, sex, or any other classification.
•	We maintain high retention rates both on board and ashore and work to facilitate the professional development, continuous training and career advancement of our people.
•	We are implementing employee well-being programs, which include but are not limited to flexible working schemes, psychological support services, professional coaching and employee engagement activities.
•	We are consistently among the top ranked dry bulk operators globally in the RightShip Safety Score.
•	Our community investment activities focus on, but are not limited to, supporting vulnerable groups, sports and youth education in Greece. In 2023, we contributed to the Union of Greek Shipowners’ efforts to support the Thessaly community which suffered severe damages from floods in the region.

Governance

We endeavor to apply corporate governance best practices, adhere to strong ethical principles and ensure the high commercial performance of our fleet.

•	The Company is governed by a diverse and experienced, majority independent Board of Directors.

•	We have adopted a rigorous Code of Business Ethics (as defined below) and Anti-Corruption Policy to address the new Global Standard Reporting Standards, the company’s ESG Commitments and the UN Global Compact Principles.
•	In 2024, we launched a new online whistleblowing platform on the Company’s website to facilitate anonymous and confidential reporting by internal and external stakeholders.
•	We implement rigorous internal controls structured to ensure robust risk management practices.
•	We continuously cultivate an open reporting culture both in our offices and on board our vessels.
•	The Company’s ESG Committee at the Board level provides guidance and oversight with regards to the company’s ESG strategy.
•	We deploy advanced Enterprise Resource Planning and Business Intelligence systems to enable lean operations and efficient decision making, and are continuously upgrading and enhancing our cybersecurity systems, processes and policies, both in the office and on our vessels, to safeguard the Company from cyber risks.

Our Fleet

We have built a fleet through timely and selective corporate mergers and fleet acquisitions of secondhand vessels and vessels under construction. We believe our fleet is well-positioned to take advantage of economies of scale in commercial, technical and procurement management. We have a large, modern, fuel-efficient and high-quality fleet, which emphasizes the ability to transport a multitude of dry bulk cargoes across the globe on a 24/7 basis. Our fleet is built at leading shipyards and features the latest technology. As a result, we believe we will have an opportunity to capitalize on rising market demand during a period of reduced fleet growth, customer preferences for our ships and economies of scale, while enabling us to capture the benefits of fuel cost savings through spot time charters or voyage charters.

The majority of our operating fleet is equipped with a vessel remote monitoring system that provides data to monitor fuel and lubricant consumption and efficiency on a real-time basis. While these monitoring systems are generally available in the shipping industry, we believe that they can be cost-effectively employed only by large-scale shipping operators, such as us.

In addition, pursuant to the IMO sulfur cap regulations, which set a sulfur oxide emissions limit of 0.5% m/m and came into force in January 2020, we decided to install scrubbers on the vast majority of our vessels (“Scrubber Retrofitting Program”). As of the date of this annual report, we have scrubbers fitted on 148 of the 153 vessels in our fleet on a fully delivered basis. We believe that the maritime regulations have already had and will have a strong impact on the maritime industry and will distinguish us from other dry bulk owners that will have conventional dry bulk vessels that will not be able to consume less expensive bunker fuel with higher sulfur content. We believe the presence of scrubbers on our vessels has increased and will continue to increase our competitive advantage commercially making our fleet more attractive to charterers and cargo owners.

Furthermore, we are actively investing in reducing the carbon emissions of our vessels using a variety of technologies such as hull cleaning robots, voyage optimization software, investing in premium low-friction hull antifouling paints including top tier self-polishing (“SPC technology”) and friction-resistant silicon coatings (“FRC technology”), variable frequency drivers for engine room fans and sea water cooling pumps and installation of Energy Saving Devices (“ESD”) (mainly Mewis ducts and Propeller boss cap fins) on our vessels. As of February 17, 2025, we have completed the installation of 42 ESD on our vessels and we have planned for another 23 vessels to be equipped with such devices in 2025. In 2025, we plan to complete the installation of five new high efficiency designed propellers (“HEP”) optimized to the operating profile of our vessels.

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

The following tables summarize key information about our operating fleet, as of the date of this annual report:

Operating Fleet

				Date
#	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
1	Sea Diamond Shipping LLC	Goliath	209,537	July 15, 2015	2015
2	Pearl Shiptrade LLC	Gargantua	209,529	April 2, 2015	2015
3	Star Ennea LLC	Star Gina 2GR	209,475	February 26, 2016	2016
4	Coral Cape Shipping LLC	Maharaj	209,472	July 15, 2015	2015
5	Star Castle II LLC	Star Leo	207,939	May 14, 2018	2018
6	ABY Eleven LLC	Star Laetitia	207,896	August 3, 2018	2017
7	Domus Shipping LLC	Star Ariadne	207,812	March 28, 2017	2017
8	Star Breezer LLC	Star Virgo	207,810	March 1, 2017	2017
9	Star Seeker LLC	Star Libra	207,765	June 6, 2016	2016
10	ABY Nine LLC	Star Sienna	207,721	August 3, 2018	2017
11	Clearwater Shipping LLC	Star Marisa	207,709	March 11 2016	2016
12	ABY Ten LLC	Star Karlie	207,566	August 3, 2018	2016
13	Star Castle I LLC	Star Eleni	207,555	January 3, 2018	2018
14	Festive Shipping LLC	Star Magnanimus	207,526	March 26, 2018	2018
15	New Era II Shipping LLC	Debbie H	206,861	May 28, 2019	2019
16	New Era III Shipping LLC	Star Ayesha	206,852	July 15, 2019	2019
17	New Era I Shipping LLC	Katie K	206,839	April 16, 2019	2019
18	Cape Ocean Maritime LLC	Leviathan	182,511	September 19, 2014	2014
19	Cape Horizon Shipping LLC	Peloreus	182,496	July 22, 2014	2014
20	Star Nor I LLC	Star Claudine	181,258	July 6, 2018	2011
21	Star Nor II LLC	Star Ophelia	180,716	July 6, 2018	2010
22	Sandra Shipco LLC	Star Pauline	180,274	December 29, 2014	2008
23	Christine Shipco LLC	Star Martha	180,274	October 31, 2014	2010
24	Star Nor III LLC	Star Lyra	179,147	July 6, 2018	2009
25	Star Regg V LLC	Star Borneo	178,978	January 26, 2021	2010
26	Star Regg VI LLC	Star Bueno	178,978	January 26, 2021	2010
27	Star Regg IV LLC	Star Marilena	178,978	January 26, 2021	2010
28	Star Regg II LLC	Star Janni	178,978	January 7, 2019	2010
29	Star Regg I LLC	Star Marianne	178,906	January 14, 2019	2010
30	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
31	Global Cape Shipping LLC	Kymopolia	176,990	July 11, 2014	2006
32	ABY Fourteen LLC	Star Scarlett	175,649	August 3, 2018	2014
33	ABM One LLC	Star Eva	106,659	August 3, 2018	2012

				Date
#	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
34	Nautical Shipping LLC	Amami	98,681	July 11, 2014	2011
35	Majestic Shipping LLC	Madredeus	98,681	July 11, 2014	2011
36	Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011
37	Star Vega LLC	Star Vega	98,681	February 13, 2014	2011
38	ABY II LLC	Star Aphrodite	92,006	August 3, 2018	2011
39	Augustea Bulk Carrier LLC	Star Piera	91,951	August 3, 2018	2010
40	Augustea Bulk Carrier LLC	Star Despoina	91,951	August 3, 2018	2010
41	Star Nor IV LLC	Star Electra	83,494	July 6, 2018	2011
42	Star Alta I LLC	Star Angelina	82,981	December 5, 2014	2006
43	Star Alta II LLC	Star Gwyneth	82,790	December 5, 2014	2006
44	Star Trident I LLC	Star Kamila	82,769	September 3, 2014	2005
45	Star Nor VI LLC	Star Luna	82,687	July 6, 2018	2008
46	Star Nor V LLC	Star Bianca	82,672	July 6, 2018	2008
47	Grain Shipping LLC	Pendulum	82,619	July 11, 2014	2006
48	Star Trident XIX LLC	Star Maria	82,598	November 5, 2014	2007
49	Star Trident XII LLC	Star Markella	82,594	September 29, 2014	2007
50	Star Trident IX LLC	Star Danai	82,574	October 21, 2014	2006
51	ABY Seven LLC	Star Jeannette	82,566	August 3, 2018	2014
52	Star Sun I LLC	Star Elizabeth	82,403	May 25, 2021	2021
53	Star Trident XI LLC	Star Georgia	82,298	October 14, 2014	2006
54	Star Trident VIII LLC	Star Sophia	82,269	October 31, 2014	2007
55	Star Trident XVI LLC	Star Mariella	82,266	September 19, 2014	2006
56	Star Trident XIV LLC	Star Moira	82,257	November 19, 2014	2006
57	Star Trident XVIII LLC	Star Nina	82,224	January 5, 2015	2006
58	Star Trident X LLC	Star Renee	82,221	December 18, 2014	2006
59	Star Trident II LLC	Star Nasia	82,220	August 29, 2014	2006
60	Star Trident XIII LLC	Star Laura	82,209	December 8, 2014	2006
61	Star Nor VIII LLC	Star Mona	82,188	July 6, 2018	2012
62	Star Trident XVII LLC	Star Helena	82,187	December 29, 2014	2006
63	Star Nor VII LLC	Star Astrid	82,158	July 6, 2018	2012
64	Waterfront Two LLC	Star Alessia	81,944	August 3, 2018	2017
65	Star Nor IX LLC	Star Calypso	81,918	July 6, 2018	2014
66	Star Elpis LLC	Star Suzanna	81,711	May 15, 2017	2013
67	Star Gaia LLC	Star Charis	81,711	March 22, 2017	2013
68	Mineral Shipping LLC	Mercurial Virgo	81,545	July 11, 2014	2013

				Date
#	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
69	Star Nor X LLC	Stardust	81,502	July 6, 2018	2011
70	Star Nor XI LLC	Star Sky	81,466	July 6, 2018	2010
71	Star Zeus VI LLC	Star Lambada	81,272	March 16, 2021	2016
72	Star Zeus II LLC	Star Carioca	81,262	March 16, 2021	2015
73	Star Zeus I LLC	Star Capoeira	81,253	March 16, 2021	2015
74	Star Zeus VII LLC	Star Macarena	81,198	March 6, 2021	2016
75	ABY III LLC	Star Lydia	81,187	August 3, 2018	2013
76	ABY IV LLC	Star Nicole	81,120	August 3, 2018	2013
77	ABY Three LLC	Star Virginia	81,061	August 3, 2018	2015
78	Star Nor XII LLC	Star Genesis	80,705	July 6, 2018	2010
79	Star Nor XIII LLC	Star Flame	80,448	July 6, 2018	2011
80	Star Trident XX LLC	Star Emily	76,417	September 16, 2014	2004
81	Cape Town Eagle LLC	Cape Town Eagle	63,707	April 9, 2024	2015
82	Vancouver Eagle LLC	Star Vancouver	63,670	April 9, 2024	2020
83	Oslo Eagle LLC	Oslo Eagle	63,655	April 9, 2024	2015
84	Rotterdam Eagle LLC	Star Rotterdam	63,629	April 9, 2024	2017
85	Halifax Eagle LLC	Halifax Eagle	63,618	April 9, 2024	2020
86	Helsinki Eagle LLC	Helsinki Eagle	63,605	April 9, 2024	2015
87	Gibraltar Eagle LLC	Star Gibraltar	63,576	April 9, 2024	2015
88	Valencia Eagle LLC	Valencia Eagle	63,556	April 9, 2024	2015
89	Dublin Eagle LLC	Dublin Eagle	63,550	April 9, 2024	2015
90	Santos Eagle LLC	Santos Eagle	63,536	April 9, 2024	2015
91	Antwerp Eagle LLC	Antwerp Eagle	63,530	April 9, 2024	2015
92	Sydney Eagle LLC	Star Sydney	63,523	April 9, 2024	2015
93	Copenhagen Eagle LLC	Star Copenhagen	63,495	April 9, 2024	2015
94	Hong Kong Eagle LLC	Hong Kong Eagle	63,472	April 9, 2024	2016
95	Orion Maritime LLC	Idee Fixe	63,458	March 25, 2015	2015
96	Shanghai Eagle LLC	Shanghai Eagle	63,438	April 9, 2024	2016
97	Primavera Shipping LLC	Roberta	63,426	March 31, 2015	2015
98	Success Maritime LLC	Laura	63,399	April 7, 2015	2015
99	Singapore Eagle LLC	Star Singapore	63,386	April 9, 2024	2017
100	Westport Eagle LLC	Star Westport	63,344	April 9, 2024	2015
101	Hamburg Eagle LLC	Star Hamburg	63,334	April 9, 2024	2014
102	Fairfield Eagle LLC	Fairfield Eagle	63,301	April 9, 2024	2013

				Date
#	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
103	Greenwich Eagle LLC	Star Greenwich	63,301	April 9, 2024	2013
104	Groton Eagle LLC	Groton Eagle	63,301	April 9, 2024	2013
105	Madison Eagle LLC	Madison Eagle	63,301	April 9, 2024	2013
106	Mystic Eagle LLC	Star Mystic	63,301	April 9, 2024	2013
107	Rowayton Eagle LLC	Rowayton Eagle	63,301	April 9, 2024	2013
108	Southport Eagle LLC	Southport Eagle	63,301	April 9, 2024	2013
109	Stonington Eagle LLC	Star Stonington	63,301	April 9, 2024	2012
110	Ultra Shipping LLC	Kaley	63,283	June 26, 2015	2015
111	Stockholm Eagle LLC	Stockholm Eagle	63,275	April 9, 2024	2016
112	Blooming Navigation LLC	Kennadi	63,262	January 8, 2016	2016
113	Jasmine Shipping LLC	Mackenzie	63,226	March 2, 2016	2016
114	New London Eagle LLC	New London Eagle	63,140	April 9, 2024	2015
115	Star Lida I Shipping LLC	Star Apus	63,123	July 16, 2019	2014
116	Star Zeus IV LLC	Star Subaru	61,571	March 16, 2021	2015
117	Stamford Eagle LLC	Stamford Eagle	61,530	April 9, 2024	2016
118	Star Nor XV LLC	Star Wave	61,491	July 6, 2018	2017
119	Star Challenger I LLC	Star Challenger (1)	61,462	December 12, 2013	2012
120	Star Challenger II LLC	Star Fighter (1)	61,455	December 30, 2013	2013
121	Star Axe II LLC	Star Lutas	61,347	January 6, 2016	2016
122	Aurelia Shipping LLC	Honey Badger	61,320	February 27, 2015	2015
123	Rainbow Maritime LLC	Wolverine	61,292	February 27, 2015	2015
124	Star Axe I LLC	Star Antares	61,258	October 9, 2015	2015
125	Tokyo Eagle LLC	Star Tokyo	61,225	April 9, 2024	2015
126	ABY Five LLC	Star Monica	60,935	August 3, 2018	2015
127	Star Asia I LLC	Star Aquarius	60,916	July 22, 2015	2015
128	Star Asia II LLC	Star Pisces	60,916	August 7, 2015	2015
129	Nighthawk Shipping LLC	Star Nighthawk	57,809	April 9, 2024	2011
130	Oriole Shipping LLC	Oriole	57,809	April 9, 2024	2011
131	Owl Shipping LLC	Owl	57,809	April 9, 2024	2011
132	Petrel Shipping LLC	Petrel Bulker	57,809	April 9, 2024	2011
133	Puffin Shipping LLC	Puffin Bulker	57,809	April 9, 2024	2011
134	Roadrunner Shipping LLC	Star Runner	57,809	April 9, 2024	2011
135	Sandpiper Shipping LLC	Star Sandpiper	57,809	April 9, 2024	2011
136	Crane Shipping LLC	Crane	57,809	April 9, 2024	2010
137	Egret Shipping LLC	Egret Bulker	57,809	April 9, 2024	2010
138	Gannet Shipping LLC	Gannet Bulker	57,809	April 9, 2024	2010

				Date
#	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
139	Grebe Shipping LLC	Grebe Bulker	57,809	April 9, 2024	2010
140	Ibis Shipping LLC	Ibis Bulker	57,809	April 9, 2024	2010
141	Jay Shipping LLC	Jay	57,809	April 9, 2024	2010
142	Kingfisher Shipping LLC	Kingfisher	57,809	April 9, 2024	2010
143	Martin Shipping LLC	Martin	57,809	April 9, 2024	2010
144	Bittern Shipping LLC	Bittern (2)	57,809	April 9, 2024	2009
145	Canary Shipping LLC	Star Canary	57,809	April 9, 2024	2009
146	Star Lida IX Shipping LLC	Star Cleo	56,582	July 15, 2019	2013
147	Star Lida X Shipping LLC	Star Pegasus	56,540	July 15, 2019	2013
148	Golden Eagle Shipping LLC	Star Goal	55,989	April 9, 2024	2010
149	Glory Supra Shipping LLC	Strange Attractor (2)	55,742	July 11, 2014	2006
150	Star Regg III LLC	Star Bright	55,569	October 10, 2018	2010
151	Star Omicron LLC	Star Omicron (2)	53,489	April 17, 2008	2005
		Total dwt	14,613,189

(1)	Subject to a sale and leaseback financing transaction, as further described in Note 7 to our audited consolidated financial statements included in this annual report.

(2)	In February 2025, we agreed to sell the vessels Bittern, Star Omicron and Strange Attractor. Star Omicron was delivered to her new owners on March 7, 2025, while vessels Strange Attractor and Bittern are expected to be delivered to their new owners by early April 2025 and May 2025, respectively.

Vessels Under Construction:

#	Wholly Owned Subsidiaries	Vessel Name	DWT		Expected Delivery Date
1	Star Thundera LLC	Hull No 15	82,000	Qingdao Shipyard Co. Ltd.	November 2025
2	Star Caldera LLC	Hull No 16	82,000	Qingdao Shipyard Co. Ltd.	December 2025
3	Star Terra LLC	Hull No 17	82,000	Qingdao Shipyard Co. Ltd.	June 2026
4	Star Affinity LLC	Hull No 23	82,000	Qingdao Shipyard Co. Ltd.	April 2026
5	Star Nova LLC	Hull No 18	82,000	Qingdao Shipyard Co. Ltd.	August 2026
		Total dwt	410,000

Long Term Time Charter In Vessels:

In addition, we have entered into the following long-term charter-in arrangements:

#	Name	DWT	Built	Yard	Country	Delivery Date	Minimum Period
1	Star Shibumi	180,000	2021	JMU	Japan	November 30, 2021	November 2028
2	Star Voyager	82,000	2024	Tsuneishi, Zhousan	China	January 11, 2024	January 2031
3	Stargazer	66,000	2024	Tsuneishi, Cebu	Philippines	January 16, 2024	January 2031
4	Star Explorer	82,000	2024	JMU	Japan	March 8, 2024	March 2031
5	Star Earendel	82,000	2024	JMU	Japan	June 28, 2024	June 2031
6	Star Illusion	82,000	2024	Tsuneishi, Zhousan	China	October 11, 2024	October 2031
7	Star Thetis	66,000	2024	Tsuneishi, Cebu	Philippines	November 12, 2024	November 2031
	Total dwt	640,000

Our Competitive Strengths

We work hard to maintain and further enhance our competitive strengths in the industry, including:

Large, diverse, high quality, EGCS-fitted fleet

We own a modern, diverse, high quality fleet of 153 dry bulk carrier vessels on a fully delivered basis with an aggregate capacity of 14.9 million dwt and an average age of 11.7 years. Following the closing of the merger with Eagle Bulk, Star Bulk is the largest U.S.-listed dry bulk shipping company, as measured by aggregate deadweight, with a global footprint that enables us to better serve a diversified customer base across key maritime hubs. The vast majority of our fleet (148 vessels) are equipped with EGCS, which reduce sulfur emissions complying with the global sulfur cap regulations.

We believe that owning a large, modern, high quality fleet allows us to maintain competitive operating and G&A costs, achieve high safety standards, and secure favorable time charters. A proactive maintenance strategy, including regular inspections, a comprehensive maintenance program and crew training supports operational reliability, safety and environmental compliance.

We believe the Star Bulk fleet combined with our strong balance sheet and commercial and technical capabilities help us to manage the cyclicality of the dry bulk market. Our fleet is currently chartered mostly on the spot market. Our size and global presence allow us to pilot and implement emerging maritime technologies, ranging from energy efficiency solutions to cybersecurity systems, while also attracting, developing and retaining top-tier talent both at sea and onshore.

In-house and integrated commercial and technical management of our fleet

We conduct a significant portion of the commercial and technical management of our vessels in-house through our wholly owned subsidiaries, as further described in “Item 4. Information on the Company—B. Business Overview—Operations”. We believe that our integrated approach of having control over the commercial and technical management provides us with a competitive advantage over many of our competitors by allowing us to maintain competitive operating expenses, high quality safety and environmental standards and superior chartering performance.

Commitment to sustainability, data analytics and fuel efficiency

We integrate ESG practices across all aspects of our business. Every year, we prepare and publish a detailed ESG Report, which presents our sustainability strategy and action plans and tracks a wide range of ESG-related Key Performance Indicators. Our ESG Committee, comprised of members of our Board of Directors, provides oversight and guidance on our sustainability practices.

We deploy advanced systems to support our business operations and everyday decision-making, including Enterprise Resource Planning, Business Intelligence, and e-procurement platforms. In response to the increased environmental regulations around decarbonization, we focus on improving the fuel efficiency of our operations. We have deployed our Vessel Performance Reporting (“VPR”) system across our fleet, and have installed onboard telemetry on 63% of the fleet as of December 31, 2024, enabling real-time tracking of fuel consumption, emissions and engine efficiency. We aim to achieve full fleet digitalization by the 2025 year-end.

To reduce fuel consumption and emissions, we implement operational measures, including speed reduction, weather routing and voyage optimization. We have also planned further technical upgrades to our fleet, such as the use of ESD and premium low-friction hull antifouling paints. Overall, 10 vessels were fitted with ESD in 2024, and we plan to equip another 23 vessels to be equipped with such devices in 2025. We are piloting the use of underwater ROV (Remotely Operated Vehicles) for inspecting and cleaning the underwater hulls of our vessels.

We are implementing Shaft Power Limitation on our vessels to meet the IMO EEXI (Energy Efficiency Existing Ship Index) requirements. To further enhance efficiency, most of our vessels’ main engines have been retrofitted with sliding engine valves and alpha lubricators, which reduce fuel use and lubricant consumption. We are also replacing conventional lights on our ships with LED lights to reduce energy consumption and are adopting zero plastics policies onboard the vessels.

We believe that the above measures are the most efficient initiatives for decarbonization until technological advances enable the use of very low or near-zero carbon emission fuels and/or onboard carbon capture systems.

Experienced management team with extensive industry relationships

Led by our founder and CEO, Mr. Pappas, our management team brings decades of expertise in dry bulk shipping, with extensive experience in vessel acquisitions, commercial operations, financing, ESG and technical management. Leveraging deep industry relationships with shipyards, charterers, brokers, regulators, classification societies and lenders, we consistently secure attractive asset acquisitions, chartering opportunities, and ship management strategies, safeguarding our competitive position in all market conditions.

For more information on our management team, see “Item 6. Directors, Senior Management and Employees––A. Directors and Senior Management.”

Track Record in Strategic Growth through Mergers and Acquisitions (“M&A”)

We have successfully executed opportunistic, accretive M&A transactions, expanding our fleet and market presence at key points in the shipping cycle. These transactions have enabled us to increase market capitalization, enhance trading liquidity, and renew our fleet, thereby strengthening our position as an industry leader. Although we cannot be certain that we will continue finding similar M&A opportunities in the future, our strategy remains focused on long-term value creation. We carefully assess market conditions to execute transactions that strengthen our fleet composition and enhance shareholder value.

Disciplined Capital Allocation and Shareholder Returns

We are committed to maximizing shareholder value through a disciplined capital allocation strategy, particularly when market conditions are favorable. Historically, we have returned capital to shareholders through dividends, and, when opportunities arise, have made opportunistic share repurchases. This disciplined approach aims to deploy capital efficiently to maximize long-term shareholder value. Since 2021, when dry bulk market conditions improved significantly, we have returned over $1.35 billion in dividends to shareholders, aligning distributions with strong freight market earnings. We have also repurchased approximately 23.7 million shares, opportunistically buying at a discount to Net Asset Value, ensuring accretive capital allocation.

This approach ensures that excess cash flows are returned to shareholders when market conditions are strong, while retaining flexibility to reinvest in fleet renewal, operational efficiency, and strategic opportunities.

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

In 2020, we established a wholly-owned subsidiary based in Singapore under the name Star Bulk (Singapore) Pte. Ltd. (or “Star Bulk Singapore”). In connection with the Eagle Merger, we acquired Eagle Bulk Management LLC, the holding company of Eagle Bulk Pte. Ltd. On August 27, 2024, Eagle Bulk Pte. Ltd. combined with Star Bulk Singapore, with Star Bulk Singapore as the surviving company. Star Bulk Singapore charters-in a number of third-party vessels to increase our operating capacity in order to satisfy our clients’ needs and to expand our commercial capability and access to charterers and cargoes in Asia.

Expand and renew our fleet through opportunistic acquisitions of high-quality vessels at attractive prices or through chartering-in of modern vessels

We may look to opportunistically acquire high-quality vessels at attractive prices that are accretive to our cash flow. We also look to opportunistically renew our fleet by replacing older vessels that have higher maintenance and survey costs and lower operating efficiencies with newer vessels that have lower operating costs, fewer maintenance and survey requirements, lower fuel consumption and overall enhanced commercial attractiveness to our charterers. When evaluating acquisitions, we will consider and analyze, among other things, our expectations of fundamental developments in the dry bulk shipping industry sector, the level of liquidity in the resale and charter market, the cash flow earned by the vessel in relation to its value, its condition and technical specifications with particular regard to fuel consumption, expected remaining useful life, the credit quality of the charterer and duration and terms of charter contracts for vessels acquired with charters attached, as well as the overall diversification of our fleet and customers. During 2023, we entered into long-term charter-in arrangements with an approximate duration of seven years per vessel, plus optional years depending on our decision, with respect to six newbuilding vessels which were delivered to us during 2024.

On December 11, 2023, we entered into the Eagle Merger Agreement, pursuant to which Eagle became a wholly owned subsidiary of Star Bulk. Following the closing of the Eagle Merger, Star Bulk is the largest U.S. listed dry bulk shipping company, as measured by aggregate deadweight, with a global market presence and a combined fleet of 153 owned vessels on a fully delivered basis, 97% of which is fitted with scrubbers, ranging from Newcastlemax/Capesize to Supramax/Ultramax vessels. Further, following the close of the Eagle Merger, Star Bulk has significantly increased its market capitalization, thereby reducing its cost of capital. We employ fully integrated ship management operations across commercial and technical management, and we have leveraged Eagle’s commercial expertise in the Supramax/Ultramax sector to improve upon utilization and performance. Further, Star Bulk expects the Eagle Merger to generate significant annual cost and revenue synergies through commercial operations integration and economies of scale.

We believe that these circumstances combined with our management’s knowledge of the shipping industry may present an opportunity for us to continue to grow our fleet at favorable prices.

Maintain a strong balance sheet through optimization of use of leverage

We finance our fleet with a mix of debt and equity, and we intend to optimize use of leverage over time, even though we may have the capacity to obtain additional financing. As of December 31, 2024, our debt to total capitalization ratio was approximately 31%. Charterers have increasingly favored financially solid vessel owners, and we believe that our balance sheet strength will enable us to access more favorable chartering opportunities, as well as give us a competitive advantage in pursuing vessel acquisitions from commercial banks and shipyards, which in our experience have recently displayed a preference for contracting with well-capitalized counterparties.

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

Operations

In-House Management of the fleet

Star Bulk Management Inc., Star Bulk (Hellas) Inc., Starbulk S.A., Star Bulk Shipmanagement (Singapore) Pte. Ltd. and Eagle Ship Management LLC, five of our wholly-owned subsidiaries, perform the operational and technical management services for the majority of the vessels in our fleet, including chartering, marketing, capital expenditures, personnel, accounting, paying vessel taxes and maintaining insurance. Star Bulk Shipmanagement Company (Cyprus) Limited, a previous wholly-owned subsidiary of the Company, which provided certain management services to seven vessels of our fleet, was sold to Ship Procurement Services Company (Cyprus) Ltd. on December 3, 2024. The management of the relevant vessels remains with Star Bulk Shipmanagement Company (Cyprus) Limited.

As of December 31, 2024, we had 301 employees engaged in the day to day management of our fleet, including our executive officers, through Star Bulk Management Inc., Star Bulk (Hellas) Inc., Starbulk S.A., Star Bulk Shipmanagement (Singapore) Pte. Ltd. and Eagle Ship Management LLC, which employ a number of shore-based executives and employees, designed to ensure the efficient performance of our activities. We reimburse and/or advance funds as necessary to our in-house managers in order for them to conduct their activities and discharge their obligations, at cost.

Star Bulk Management Inc. (“Star Bulk Management”) is responsible for the management of the vessels. Star Bulk Management’s responsibilities include, inter alia, locating, purchasing, financing and selling vessels, deciding on capital expenditures for the vessels, paying vessels’ taxes, negotiating charters for the vessels, managing the mix of various types of charters, developing and managing the relationships with charterers and the operational and technical managers of the vessels. Star Bulk Management Inc. subcontracts certain vessel management services to Starbulk S.A.

Starbulk S.A. and Star Bulk (Hellas) Inc. provide the technical and crew management of the majority of our vessels. Technical management includes maintenance, dry docking, repairs, insurance, regulatory and classification society compliance, arranging for and managing crews, appointing technical consultants and providing technical support.

Star Bulk Shipmanagement (Singapore) Pte. Ltd. provides technical management to certain vessels of the former Eagle fleet from Singapore, as a result of the Eagle Merger.

Eagle Ship Management LLC provides commercial, technical and strategic management to eight vessels of the former Eagle fleet from Stamford as a result of the Eagle Merger.

Crewing

Starbulk S.A., Star Bulk (Hellas) Inc., Star Bulk Shipmanagement Company (Cyprus) Limited and Eagle Ship Management LLC are responsible for recruiting, either directly or through a crew manager, the senior officers and all other crew members for the vessels in our fleet. All four companies have the responsibility to ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that the vessels are manned by experienced, competent and trained personnel. Starbulk S.A., Star Bulk (Hellas) Inc., Star Bulk Shipmanagement Company (Cyprus) Limited and Eagle Ship Management LLC are also responsible for ensuring that seafarers’ wages and terms of employment conform to international standards or to general collective bargaining agreements to allow unrestricted worldwide trading of the vessels and provide the crewing management for the vessels in our fleet that are not managed by third-party managers.

Outsourced Management of the fleet

We engage Ship Procurement Services S.A., a third-party company, to provide to our fleet certain procurement services.

Following the completion of the acquisition of certain vessels from Augustea Atlantica SpA (“Augustea”) and York Capital Management (“York”) in 2018 (the “Augustea Vessels”), we appointed Augustea Technoservices Ltd., an entity affiliated with certain of the sellers of the corresponding transaction and specifically with one of the Company’s directors, Mr. Zagari (see “Item 6. Directors, Senior Management and Employees––A. Directors and Senior Management”) as the technical manager of certain of our vessels. During 2021 and 2022, certain management services of the vessels previously managed by Augustea Technoservices Ltd were appointed to Iblea Ship Management Limited, an entity also affiliated with Mr. Zagari. Please also see “Item 7. Major Shareholders and Related Party Transactions––B. Related Party Transactions.” Up until June 2022, the management agreements with Augustea Technoservices Ltd were progressively terminated.

During 2018 and 2019, we also appointed Equinox Maritime Ltd., Zeaborn GmbH & Co. KG and Technomar Shipping Inc., which are third-party management companies, to provide certain management services to our vessels.

During 2022 and 2023, the management of certain vessels previously managed by Iblea Ship Management Limited and Technomar Shipping Inc transitioned from third-party to in-house management. In 2022 all management agreements with Technomar Shipping Inc. were terminated. In addition, during 2024 the management of the two vessels from Zeaborn was also transitioned to in-house management.

As of December 31, 2024, Equinox Maritime Ltd., Iblea Ship Management Limited and affiliates and Star Bulk Shipmanagement Company (Cyprus) Limited provide technical, operation and crewing management services to 25 of the 151 vessels in our fleet.

Basis for Statements

The International Dry Bulk Shipping Industry

Dry bulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. In 2024, based on preliminary figures, it is estimated that approximately 5.7 billion tons of dry bulk cargo was transported by sea.

The demand for dry bulk carrier capacity is derived from the underlying demand for commodities transported in dry bulk carriers, which is influenced by various factors such as broader macroeconomic dynamics, globalization trends, industry specific factors, geological structure of ores, political factors, and weather. The demand for dry bulk carriers is determined by the volume and geographical distribution of seaborne dry bulk trade, which in turn is influenced by general trends in the global economy and factors affecting demand for commodities. During the 1980s and 1990s seaborne dry bulk trade increased by 1-2% per annum. However, over the last fifteen years, between 2009 and 2024, seaborne dry bulk trade increased at a compound annual growth rate of 3.1%, substantially influenced by the entrance of China in the World Trade Organization. Seaborne world trade increased by 3.3% during 2024 due to reopening of the Chinese economy after the scrap of the COVID-19 zero tolerance policy, the easing of inflationary pressure and the prioritization from nations to procure raw materials and especially energy commodities. The global dry bulk carrier fleet may be divided into seven categories based on a vessel’s carrying capacity. These main categories consist of:

•	Newcastlemax vessels, which are vessels with carrying capacities of between 200,000 and 220,000 dwt. These vessels carry both iron ore and coal and they represent the largest vessels able to enter the port of Newcastle in Australia. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.
•	Capesize vessels, which are vessels with carrying capacities of between 100,000 and 200,000 dwt. These vessels generally operate along long-haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.
•	Post-Panamax vessels, which are vessels with carrying capacities of between 90,000 and 100,000 dwt. These vessels tend to have a shallower draft and larger beam than a standard Panamax vessel, and a higher cargo capacity. These vessels have been designed specifically for loading high cubic cargoes from draft restricted ports, and they can traverse the Panama Canal following the completion of its latest expansion.
•	Panamax vessels, which are vessels with carrying capacities of between 65,000 and 90,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels can pass through the Panama Canal.
•	Ultramax vessels, which are vessels with carrying capacities of between 60,000 and 65,000 dwt. These vessels carry grains and minor bulks and operate along many global trade routes. They represent the largest and most modern version of Supramax bulk carrier vessels (see below).
•	Handymax vessels, which are vessels with carrying capacities of between 35,000 and 60,000 dwt. The subcategory of vessels that have a carrying capacity of between 45,000 and 60,000 dwt are called Supramax. Handymax vessels operate along a large number of geographically dispersed global trade routes, mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.
•	Handysize vessels, which are vessels with carrying capacities of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have been operating along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that lack the infrastructure for cargo loading and unloading.

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss, and the demand for dry bulk shipping is often dependent on economic conditions, and international trade. The historically low dry bulk charter rates seen in 2016 acted as a catalyst for ship owners, who scrapped a significant number of vessels, until equilibrium between demand and supply of vessels was achieved. Based on our analysis of industry dynamics, we believe that dry bulk charter rates will remain healthy in the medium term due to relatively low vessel deliveries. As of January 14, 2025, the global dry bulk carrier order book amounted to approximately 10.6% of the existing fleet at that time, well below the 15 years average of 24.2%. During 2024, a total of 3.8 million dwt was scrapped, which was the lowest figure since 2007, as the freight market performed above the historical average. Historically, from 2009 to 2024, vessel annual demolition rate averaged 14.7 million dwt per year, with a high of 33.3 million dwt scrapped in 2012. Given the relatively low dry bulk order book, the uncertainty on future propulsion as a result of environmental regulations and the limited shipyard capacity, supply and demand equilibrium is likely to be balanced during the next years, resulting in a healthy freight rates environment. While the charter market remains at current levels, we intend to operate our vessels in the spot market under short-term time charters or voyage charters in order to benefit from the elevated freight rates and the attractiveness of our scrubber-equipped vessels.

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

Dry bulk shipping is a cyclical industry and charter hires are subject to high volatility. The BDI reached a historic high of 11,793 in May 2008 and a low of 290 in February 2016, which represents a decline of 98%. In 2024, the BDI ranged from a low of 976 on December 19, 2024, to a high of 2,419 on March 18, 2024. Even though 2024 charter hire levels ranged well above the lows of 2016, there can be no assurance that the market will not decline again. As of February 17, 2025, the BDI stood at 806.

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

Active engagement with state and regulatory authorities helps achieve compliance with all applicable standards and regulations. We follow and strive to comply with state and regulatory authority rules and regulations and have adopted and implemented operational procedures in order to meet the requirements of those regulations, such as air emission compliance measures (including NOx, SOx and CO2 reporting). We aim to provide top-quality services without neglecting to adjust for industry needs, always maintaining high ethical standards and aiming to abide by all applicable laws, rules, regulations and standards. We focus on creating real and long-lasting opportunities while advocating for a balanced, sustainable approach to our business and pursuing continuous improvement of our operational capabilities.

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

These standards help ensure our compliance with best practices in these areas.

In addition, we seek to comply with compliance standards promulgated by RightShip, which is a highly desirable chartering verifier among top charterers but maintains voluntary compliance requirements. The RightShip standards relate to environmental acceptability of the maritime industry based on a number of variables and factors.

RightShip is also in the process of incorporating EEXI requirements into their platform for assessment and recommendation purposes. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We strive to ensure that the operation of our vessels is in full compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for carrying out our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impacts could result in additional legislation or regulation that could negatively affect our business and profitability.

International Maritime Organization

The IMO has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 (“MARPOL”), the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. New emissions standards, titled IMO-2020, took effect on January 1, 2020, and new amendments to Annex VI, relating to carbon intensity and energy efficiency, took effect on January 1, 2023.

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

The Marine Environment Protection Committee (“MEPC”) adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances. The amended Annex VI implemented a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships, among other changes. At its 70th session, the MEPC adopted a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.5%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems. Ships are required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, further amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships took effect March 1, 2020, with the exception of vessels fitted with scrubbers which can carry fuel of higher sulfur content. These regulations subject oceangoing vessels to stringent emissions controls and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). Ships operating within an ECA are not permitted to use fuel with sulfur content in excess of 0.1% m/m. Currently, the IMO has designated five ECAs, including specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area and United States Caribbean Sea area. The Mediterranean Sea became an ECA on May 1, 2024, and compliance obligations will begin May 1, 2025. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

The amended Annex VI also established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Tier III NOx standards were designed for the control of NOx produced by vessels and apply to ships that operate in the North American and U.S. Caribbean Sea ECAs with marine diesel engines installed and constructed on or after January 1, 2016. Tier III requirements could apply to additional areas designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. For the moment, this regulation relates to new building vessels and has no retroactive application to existing fleet. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

Further to the above, as of September 1, 2020 it became mandatory to use fuel with max 0.1% sulfur content while berthing in South Korean ports. There are specific requirements for the berthing process, and we are diligently striving to comply with all of them. Moreover, since January 1, 2022, it is mandatory to use fuel with max 0.1% sulfur content while navigating South Korea’s ECAs.

The Korean regulations also relate to speed reductions. Certain port areas are designated as “Vessel Speed Reduction program Sea Areas” or “VSR program Sea Areas”. Each VSR program Sea Area spans 20 nautical miles in radius, measured from a specific lighthouse in each port. Ships should navigate no faster than a maximum speed of 12 knots for container ships and car-carriers and 10 knots for other ship types, when moving from starting point to an end point within a VSR program Sea Area.

Since 2019, Regulation 22A of Annex VI has required ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database. The IMO used such data as part of its initial roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below. In order to prove compliance with the above, our Company collects data, monitors the information received and is ready to report them though our VPM system.

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

Additionally, in 2022 the MEPC amended Annex VI to impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduced requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the amendments require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships above 400 gross tonnage must also have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content. That same year, the MEPC also amended Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. In 2021, MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic.

Any vessels that do meet this EEXI requirement need to limit their propulsion power and/or adopt energy-saving/emission reducing technology, through retrofits, to reach compliant levels. This has created a vast array of implications for the shipping industry going forward. Recycling of older ships could accelerate as the investments to comply with regulations may be very costly. One of the most efficient ways of reducing emissions is reducing vessel power and therefore speed, this would in turn limit the supply. The Company owns one of the most modern and fuel-efficient fleets in the industry.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reduce greenhouse gas emissions, and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions. At MEPC 77, the nations agreed to revise the initial strategy, aiming to strengthen the levels of ambition. In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping by or around 2050. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: (1) reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and (2) reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. These regulations could cause additional substantial expenses to be incurred.

As of January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As further discussed herein, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market have entered into force, and additional regulations are forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the Trump administration issued an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and, on August 13, 2020, the EPA released rules rolling back standards to control methane and volatile organic compound emissions from new oil and gas facilities. In early 2021, the Biden administration directed the EPA to publish a proposed rule suspending, revising, or rescinding certain of these rules. The resulting final rule was issued in December 2023. Such rules may be subject to revision or revocation following the change in the federal administration beginning in 2025. The EPA or individual U.S. states could enact these or other environmental regulations that would affect our operations.

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

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We are committed to ensuring that our vessels are in full compliance with SOLAS. Owners’ compliance with LLMC requirements is covered under the Protection & Indemnity insurance.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical management team have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. Our Company along with a number of vessels are certified under the 9001 & 14001 ISO standards, and as such, are fully compliant with the additional requirements and restrictions that have been set. We are committed to conducting our operations systematically by following the requirements of the ISO 14001 and striving to maintain ZERO Oil Spills and ZERO Marine and Pollution Atmospheric Incidents. Our Company is also committed to responding effectively and in a timely manner to environmental incidents resulting from our operations, respecting the environment by emphasizing every employee’s responsibility in environmental performance and fostering appropriate operating practices and training, managing our business with the goal of preventing environmental incidents and controlling emissions and wastes to below harmful levels, using energy, water, materials and other natural resources as efficiently as possible, giving particular regard to the long-term sustainability of consumable items and minimizing waste by reducing our waste generation.

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

In acknowledgement that specialization and accuracy are key components to sufficient procedures, the Company has developed two plans for ashore procedures and seven plans for onboard procedures, targeting the responsible personnel and crew members, respectively.

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). The IMDG Code includes (1) provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) marking, packing and classification requirements for dangerous goods and (3) mandatory training requirements. Later amendments revised the IMDG Code to reflect the UN Recommendations on the Transport of Dangerous Goods, including (1) provisions regarding IMO type 9 tank, (2) abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. The SOLAS amendments, which entered into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions. The newest edition of the IMDG Code took effect on January 1, 2024, although the changes are largely incremental.

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

The IMO’s Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommended provisions. The Polar Code applies to new ships constructed after January 1, 2017, and ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

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

The MEPC maintains guidelines for approval of ballast water management systems (G8). At MEPC 72, amendments were adopted to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. The standards have been in force since 2019, and for most ships, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Since September 8, 2024, all ships have been required to meet the D-2 standard.

We have developed and implemented the required BWTS in our fleet and are in compliance with all the applicable regulations.

Once mid-ocean ballast exchange or ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. Irrespective of the

BWM convention, certain countries such as the U.S. have enforced and implemented regional requirements related to system certification, operation and reporting.

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

As of February 1, 2025, the ballast water record keeping requirements were updated and revised coding now applies to our ships; logbooks and documented evidence will be updated accordingly.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships (the “Anti-fouling Convention”). The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages are also required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced.

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

The bio-fouling regulatory framework has been updated by the MEPC.387(81) – BWM.2/Circ.80/Rev.1 and all the documentation carried on board by our vessels is now in the process of being fully aligned with the requirements as of February 1, 2025.

Changes include the handling of the sea chest flushing residue, entries, record keeping, etc.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and EU authorities prohibit vessels not in compliance with the ISM Code by applicable deadlines from trading in U.S. and EU ports, respectively. As of the date of this annual report, each of our vessels is ISM Code certified. However, the IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third-party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

(i)	injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii)	injury to, or economic losses resulting from, the destruction of real and personal property;
(iii)	loss of subsistence use of natural resources that are injured, destroyed or lost;
(iv)	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
(v)	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi)	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. As of March 23, 2023, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,300 per gross ton or $1,076,000 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship) or a responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives and statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised as the result of political changes. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, which rolled back certain reforms regarding the safety of drilling operations. Subsequently, the Biden administration issued an executive order temporarily blocking new leases for oil and gas drilling in federal waters, but ultimately the order was rendered ineffective by a permanent injunction issued by a Louisiana court. President Trump has also proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their borders, coastlines and territorial seas, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for oil spills and many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. These laws may be more stringent than U.S. federal law. The Company and its vessels that call at U.S. ports are all covered under the QI (Qualified Individual) and engagement with Witt O’Briens and their ongoing contract with the USCG which provide us with the latest updates and legislations and are in charge of updating our manuals pertaining to the relevant requirements. In addition, we are also covered through our contracts with the National Response Corporation for Oil Spill Response Organization purposes and with T&T Salvage, LLC for Salvage & Marine Fire-Fighting.

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operations. Cybersecurity is also a top priority for the U.S. Coast Guard. The cybersecurity of our vessels continues to improve through hands-on training, campaigns and external assistance/equipment provision.

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

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. waters. The EPA regulates these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters via the Vessel General Permit (“VGP”) requirements and pursuant to the Vessel Incidental Discharge Act (“VIDA”). VIDA established a new framework for the regulation of vessel incidental discharges under CWA, required the EPA to develop performance standards for those discharges and required the USCG to develop implementation, compliance and enforcement regulations. On October 9, 2024, the EPA issued Vessel Incidental Discharge National Standards of Performance, new final regulations pursuant to VIDA which set discharge standards that are as least as stringent as the VGP. These new standards are enforceable through USCG regulations, which must be promulgated within two years. Until the USCG’s regulations are final and enforceable, non-military, non-recreational vessels greater than 79 feet in length will continue to be subject to the existing discharge requirements under the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports.

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

Effective January 2024, the EU ETS was extended to cover CO2 emissions from all ships of 5,000 gross tonnage and above entering EU ports, regardless of the flag they fly. The system covers: a) 50% of emissions from voyages starting or ending outside of the EU (allowing the third country to decide on appropriate action for the remaining share of emissions) and b) 100% of emissions that occur between two EU ports and when ships are within EU ports. The EU ETS covers CO2 (carbon dioxide), CH4 (methane) and N2O (nitrous oxide) emissions, but the two latter only as from 2026. Shipping companies will need to surrender to the relevant EU authorities the allowances that correspond to the emissions covered by the system. These allowances are normally purchased by the entity responsible for the purchase of bunkers, i.e. the charterers in the case of time charter agreements. In the case of voyage charter agreements, the cost of the allowances is normally included in the charter rate. There is a phase-in period requiring shipping companies to surrender allowances corresponding to 40% of their covered 2024 emissions in 2025; 70% of their covered 2025 emissions in 2026; and 100% of their covered 2026 emissions in 2027. In connection with the EU ETS regulation target CO2 emissions reductions, we are implementing and continuing to adopt measures to decarbonize our fleet and improve the Carbon Intensity Indicator (“CII”) and working to minimize the financial impact via the inclusion of a clause in our charter party agreements which imposes an obligation on the charterer to cover the cost associated with the CO2 emissions generated during voyages to and from and within the EU.

The EU aims to substantially increase the use of renewable and low-carbon fuels to reduce the carbon footprint of the maritime sector. On March 23, 2023, the European Parliament and the Council agreed on the FuelEU, a new EU regulation that includes a provision, among others, to gradually decrease the greenhouse gas intensity of fuels used by the shipping sector over time, by 2% in 2025 to as much as 80% by 2050. Starting in January 2025, all large ships (of 5,000 gross tonnage and above) entering EU and European Economic Area (“EEA”) ports will have to comply with FuelEU. Fuel EU sets “well-to-wake” GHG emissions intensity requirements for energy used on board. The GHG intensity requirement applies to 100% of energy used on voyages and port calls within the EU and EEA, and 50% of energy used on voyages into or out of the EU and EEA. The term “well-to-wake” refers to the entire process of fuel production, delivery and use onboard ships, and all emissions produced from such processes. The yearly average GHG intensity of energy used on board, measured as GHG emissions per energy unit (gCO2e/MJ), must be less than an applicable threshold. The GHG intensity threshold will be subject to a five-year percentage reduction with respect to a reference value, which is based on the average energy used onboard in 2020, reported in the EU Monitoring Reporting and Verification data of that year. We are working to comply with the Fuel EU regulation by using biofuels to reduce the carbon intensity of the fuels our vessels burn when trading in and out of Europe.

The entity responsible for compliance with FuelEU requirements according to the regulation is the ISM company appointed by the ship owners, however for time charter agreements, the cost of FuelEU may be borne by the commercial operator subject to the inclusion of a relevant clause in the time charter agreement. For voyage charter agreements, the FuelEU cost may be included in the charter rate.

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

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facility Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

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

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, approximately $8.9 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

Compliance with Environmental Regulations

Other aspects of our environmental compliance include:

•	Refrigerant Allowance: We have banned all the types of refrigerants that significantly affect the ozone layer and contribute to climate change as a result of their high Global Warming Potential (“GWP”), such as R22. Additionally, during maintenance activities both in our offices and on vessels, we use eco-friendly refrigerants that are not known to affect the ozone layer such as R407 and R404. In compliance with the EU 517/2014 regulation, which stipulates restrictions to the use of refrigerants exceeding GWP of 2500, we use eco-friendly refrigerants in 30% of our fleet and we expect that 100% of our fleet will have installed eco-friendly refrigerants within the next 5 years.

•	Biodegradable Lubricants: We are using biodegradable lubricants proactively in the majority of our fleet regardless of their destination. Biodegradable lubricants are ecofriendly lubricants which are mandatory for vessels that transport cargo or have the United States as destination ports.
•	We had proactively taken immediate steps to comply in 2019 with certain provisions of EU regulation (1257/2013 on Ship recycling) that took effect on December 31, 2020. The regulation refers to vessel recycling activities and the identification and monitoring of hazardous materials, including:
•	Asbestos.
•	PCBs.
•	Ozone depleting substances.
•	PFOS.
•	Anti-fouling systems containing organotin compounds as a biocide.

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

The draft guidelines focus on 30 areas of management practice across the four most serious risk areas faced in vessel operations: performance, people, plant and process. Assessment of these factors allows comparison of a company’s SMS against measurable expectations and targets without involving the burdens of excessive inspections. This program is not meant to replace any preexisting system or rule but rather to enhance their existing application and raise the levels of excellence achieved. The benefits of this venture include a) covering all relevant ship management issues in one document, b) relevance to the entire dry bulk shipping industry worldwide, c) complementing other statutory requirements and industry guidance and d) frequent evaluation to drive continuous improvement across the management companies on an international level.

Further to the above, RightShip has adjusted their inspection questionnaires in order to review the vessels’ compliance with the Dry-BMS standards, which are now in full effect and applied on board our vessels.

C.       Organizational Structure

As of December 31, 2024, we are the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under “Item 18. Financial Statements.”

D.       Property, Plant and Equipment

We do not own any material real property. Our interests in the vessels in our fleet are our only material properties. See “Item 4. Information on the Company––B. Business Overview––General.”

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

Key Performance Indicators

Our business consists primarily of:

•	employment and operation of dry bulk vessels constituting our operating fleet; and
•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of dry bulk vessels constituting our operating fleet.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;
•	crew selection and training;
•	vessel spares and stores supply;
•	contingency response planning;
•	onboard safety procedures auditing;
•	accounting;
•	vessel insurance arrangement;
•	vessel chartering;
•	vessel security training and security response plans pursuant to the requirements of the ISPS Code;
•	obtaining ISM Code certification and audits for each vessel within the six months of taking over a vessel;
•	vessel hire management;

•	vessel surveying; and
•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

•	management of financial resources, including banking relationships (i.e. administration of bank loans and bank accounts);
•	management of our accounting system and records and financial reporting;
•	administration of the legal and regulatory requirements affecting our business and assets; and
•	management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

•	charter rates and duration of our charters;
•	age, condition and specifications of our vessels;
•	levels of vessel operating expenses;
•	depreciation and amortization expenses;
•	fuel costs;
•	financing costs; and
•	fluctuations in foreign exchange rates.

We believe that the important measures for analyzing trends in the results of operations consist of the following:

•	Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.
•	Ownership days are the total number of calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.

•	Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys, change of management and vessels’ improvements and upgrades. The available days for the years ended December 31, 2021, 2022 and 2023 were also decreased by off-hire days relating to disruptions in connection with crew changes as a result of COVID-19. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies due to differences in methods of calculation.
•	Charter-in days are the total days that we charter-in vessels not owned by us.
•	Time charter equivalent rate represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements) (please refer below for its detailed calculation).
•	Daily operating expenses: Average daily operating expenses per vessel are calculated by dividing vessel operating expenses by Ownership days.

The following table presents selected consolidated financial and other data of Star Bulk for each of the five years in the five-year period ended December 31, 2024. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” Excluding fleet data, the selected consolidated financial data of Star Bulk is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Our audited consolidated income statements, statements of shareholders’ equity and cash flows for the years ended December 31, 2022, 2023 and 2024 and the consolidated balance sheets at December 31, 2023 and 2024, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety. The historical results included below and elsewhere in this document are not necessarily indicative of the future performance of Star Bulk.

CONSOLIDATED INCOME STATEMENT

(In thousands of U.S. Dollars, except per share and share data)

	2020	2021	2022	2023	2024
Voyage revenues	$693,241	$1,427,423	$1,437,156	$949,269	$1,265,458

Voyage expenses	200,058	226,111	286,534	253,843	266,225
Charter-in hire expenses	32,055	14,565	21,020	17,656	58,003
Vessel operating expenses	178,543	208,661	228,616	221,327	274,991
Dry docking expenses	23,519	30,986	47,718	41,969	62,728
Depreciation	142,293	152,640	156,733	138,429	164,055
Management fees	18,405	19,489	19,071	16,809	18,956
General and administrative expenses	31,881	39,500	56,826	54,413	70,778
Loss on bad debt	373	629	677	300	308
(Gain)/ Loss on forward freight agreements and bunker swaps, net	(16,156)	(3,564)	1,451	1,336	4,033
Impairment loss	-	-	-	17,838	1,800
Loss on write-down of inventory	-	-	17,326	9,318	6,286
Other operational loss	1,513	2,214	2,380	952	2,326
Other operational gain	(3,231)	(2,110)	(8,794)	(33,980)	(4,740)
(Gain)/Loss on time charter agreement termination	-	(1,102)	-	-	-
(Gain) / Loss on sale of vessels	-	-	-	(29,399)	(43,287)
	609,253	688,019	829,558	710,811	882,462
Operating income / (loss)	83,988	739,404	607,598	238,458	382,996
Interest and finance costs	(69,555)	(56,036)	(52,578)	(71,319)	(91,827)
Interest income and other income / (loss)	267	315	7,050	15,228	16,378
Gain / (loss) on derivative financial instruments, net	-	-	-	(3,539)	(1,861)
Gain / (loss) on debt extinguishment, net	(4,924)	(3,257)	4,064	(5,149)	(1,144)
Total other expenses, net	(74,212)	(58,978)	(41,464)	(64,779)	(78,454)
Income before taxes and equity in income/ (loss) of investee	$9,776	$680,426	$566,134	$173,679	$304,542
Income tax (expense)/ refund	(152)	(16)	(244)	(183)	116

Income / (Loss) before equity in income/ (loss) of investee	9,624	680,410	565,890	173,496	304,658
Equity in income/ (loss) of investee	36	120	109	60	(4)
Net income / (loss)	9,660	680,530	565,999	173,556	304,654
Earnings / (loss) per share, basic	$0.10	$6.73	$5.54	$1.76	$2.85
Earnings / (loss) per share, diluted	0.10	6.71	5.52	1.75	2.80
Weighted average number of shares outstanding, basic	96,128,173	101,183,829	102,153,255	98,457,929	106,883,330
Weighted average number of shares outstanding, diluted	96,281,389	101,479,072	102,536,966	98,928,011	108,702,988

SELECTED CONSOLIDATED BALANCE SHEET DATA AND OTHER FINANCIAL DATA

	2020	2021	2022	2023	2024
Cash and cash equivalents	$183,211	$450,285	$269,754	$227,481	$425,066
Current Assets	307,411	682,924	502,092	454,397	658,973
Vessels and other fixed assets, net	2,877,119	3,013,038	2,881,551	2,539,743	3,208,357
Advances for vessels under construction	-	-	-	-	27,526
Total assets	3,191,793	3,754,719	3,433,624	3,028,255	4,086,378
Current liabilities (including current portion of long-term bank loans and short-term lease financing)	266,432	290,796	282,555	359,363	399,812
Total long-term bank loans including long term lease financing, excluding current portion, net of unamortized loan and lease issuance costs	1,321,116	1,334,593	1,103,233	985,247	1,047,659
8.30% 2022 Notes, net of unamortized notes issuance costs	49,232	-	-	-	-
Common shares	971	1,023	1,029	840	1,142
Total Shareholders’ equity	1,549,527	2,080,018	2,019,342	1,660,070	2,481,775
Total liabilities and shareholders’ equity	$3,191,793	$3,754,719	$3,433,624	$3,028,255	$4,086,378

OTHER FINANCIAL DATA
Dividends declared ($0.05, $2.25, $6.50, $1.57 and $2.50)	4,804	230,473	668,464	158,052	277,008
Net cash provided by/(used in) operating activities	170,552	767,071	769,898	335,777	471,154
Net cash provided by/(used in) investing activities	(66,334)	(121,263)	(20,872)	235,518	356,178
Net cash provided by/(used in) financing activities	(34,949)	(368,068)	(935,953)	(595,889)	(648,202)
FLEET DATA
Average number of vessels	116.0	125.4	128.0	123.3	144.3
Total ownership days for fleet	42,456	45,759	46,720	44,999	52,796
Total available days for fleet	40,274	44,059	44,207	43,357	50,649
Charter-in days for fleet	1,414	571	913	756	2,974
AVERAGE DAILY RESULTS
(In U.S. Dollars)
Time charter equivalent	11,789	26,978	25,461	15,824	18,392
Vessel operating expenses	4,205	4,560	4,893	4,919	5,209

Time Charter Equivalent Rate (TCE rate)

Time charter equivalent rate (the “TCE rate”) represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements). TCE rate is a measure of the average daily net revenue performance of our operating fleet. Our method of calculating TCE rate is determined by dividing a) voyage revenues (net of voyage expenses, charter-in hire expenses and amortization of fair value of above/below-market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps) by b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. In the calculation of TCE rates, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by our peers. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE rate may not necessarily be comparable to TCE rates of other companies due to differences in methods of calculation. We include TCE rate, a non-GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and assists investors and our management in evaluating our financial performance.

The following table reflects the calculation and reconciliation of TCE rate to voyage revenues as reflected in the consolidated income statement:

	Year ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2024
Voyage revenues	$1,437,156	$949,269	$1,265,458
Less:
Voyage expenses	(286,534)	(253,843)	(266,225)
Charter-in hire expenses	(21,020)	(17,656)	(58,003)
Realized gain/(loss) on FFAs/bunker swaps	(4,034)	8,326	(9,704)
Amortization of fair value of below/above market acquired time charter agreements	-	-	-
Total	$1,125,568	$686,096	$931,526

Available days	44,207	43,357	50,649
Daily Time Charter Equivalent Rate (“TCE”)	$25,461	$15,824	$18,392

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our operating fleet, the duration of our charters, the number of charter in days, the amount of daily charter hire or freight rates that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the number of vessels chartered-in, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and levels of supply and demand in the seaborne transportation market.

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

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, regulatory fees, maintenance expenses, lubricants and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including for instance developments relating to market prices for crew wages, lubricants and insurance, may also cause these expenses to increase.

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

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives, which is determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is calculated based on a vessel’s cost less the estimated residual value. We estimate the salvage value of each vessel to be $400 per light weight ton.

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

Impairment loss

When indicators of impairment are present for the Company’s vessels and the undiscounted cash flows estimated to be generated by those vessels are less than their carrying value, the carrying value is reduced to its estimated fair value and the difference is recorded under “Impairment loss”. Furthermore, vessels agreed to be sold or actively marketed as of the end of the reporting period are measured at the lower of their carrying amount or fair value less cost to sell and the difference, if any, is recorded under “Impairment loss” in the consolidated income statements.

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

(Gain)/Loss on Forward Freight Agreements and Bunker Swaps, net

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

Gain/(Loss) on Derivative Financial Instruments, net

We enter into interest rate swap transactions to manage interest costs and risks associated with changing interest rates with respect to our variable interest loans and credit facilities. Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value (Level 2), with changes in such fair value recognized in earnings under “Gain/(Loss) on Derivative Financial Instruments, net”, unless specific hedge accounting criteria are met. When interest rate swaps are designated and qualify as cash flow hedges, the effective portion of the unrealized gains/losses from those swaps is recorded in Other Comprehensive Income / (Loss) while any ineffective portion is recorded under “Gain/(Loss) on Derivative Financial Instruments, net”.

Gain/(Loss) on debt extinguishment

The gain or loss arising from the repayment, refinancing, or restructuring of debt before its maturity is recorded under “Gain/(Loss) on Debt Extinguishment.” This may include penalties or premiums paid for early repayment, the write-off of unamortized debt issuance costs, the write-off of cumulative gains on hedging instruments previously recognized in equity following the prepayment of the corresponding loans, and any differences between the carrying value of the debt and the amount paid to settle it.

Foreign Exchange Fluctuations

Please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Year ended December 31, 2024 compared to the year ended December 31, 2023

Voyage revenues and related direct expenses: Voyage revenues for the year ended December 31, 2024 increased to $1,265.5 million from $949.3 million for the year ended December 31, 2023. Voyage expenses for the year ended December 31, 2024 increased to $266.2 million from $253.8 million for the year ended December 31, 2023. The increase in voyage revenues and voyage expenses was mainly driven by the increase in the average number of vessels in our fleet to 144.3 for the year ended December 31, 2024 from 123.3 for the year ended December 31, 2023, as a result of the Eagle Merger, which led to an increase in available days to 50,649 in the year ended December 31, 2024 compared to 43,357 in the year ended December 31, 2023. Charter-in hire expenses increased to $58.0 million for the year ended December 31, 2024 from $17.7 million for the year ended December 31, 2023, mainly due to the increase in charter-in days to 2,974 in the year 2024 from 756 in the year 2023. The TCE rate for the year ended December 31, 2024 was $18,392 compared to $15,824 for the year ended December 31, 2023, which is indicative of the stronger market conditions that prevailed during the year compared to the preceding year.

Loss on write-down of inventory: Our results for the year ended December 31, 2024 include a loss on write-down of inventories of $6.3 million compared to a loss of $9.3 million included in our results for the year ended December 31, 2023, in connection with the valuation of the bunkers remaining on board our vessels, as a result of the bunkers’ lower net realizable value compared to their historical cost.

Vessel operating expenses: For the years ended December 31, 2024 and 2023, vessel operating expenses were $275.0 million and $221.3 million, respectively. Vessel operating expenses for the year ended December 31, 2023 included additional crew expenses related to the increased number and cost of crew changes performed during the year as a result of COVID-19 related restrictions estimated to be $2.1 million. No such expenses were incurred during the year 2024. In addition, vessel operating expenses for the years ended December 31, 2024 and 2023 included pre-delivery expenses on acquisition or due to change of management of $4.5 million and $2.3 million, respectively. Vessel operating expenses for the year ended December 31, 2024 demonstrated an increase compared to the corresponding period in 2023, primarily driven by the increase in the average number of vessels in our fleet, as described above, and the higher operating expenses of the legacy Eagle fleet, which we expect to further normalize in the following quarters.

Dry docking expenses: Dry docking expenses for the years ended December 31, 2024 and December 31, 2023, were $62.7 million and $42.0 million, respectively. During the year ended December 31, 2024, 38 vessels completed their periodic dry docking surveys compared to 32 vessels in the corresponding period in 2023. The increase in dry docking expenses was due to a combination of the higher number of vessels and the larger size of vessels that underwent dry docking during the year ended December 31, 2024, compared to corresponding period in 2023.

Depreciation: For the years ended December 31, 2024 and 2023, depreciation expense increased to $164.1 million from $138.4 million. The increase is attributable to the increase in the average number of vessels in our fleet, to 144.3 vessels in the year ended December 31, 2024 from 123.3 vessels in the corresponding period in 2023 as a result of the Eagle Merger.

Impairment loss: During the year ended December 31, 2024, an impairment loss of $1.8 million was incurred, related to the vessel Bittern, which was actively marketed before year-end and agreed to be sold in February 2025. During the year ended December 31, 2023, an impairment loss of $17.8 million was incurred, related to certain of our vessels which were agreed to be sold (Star Borealis, Star Polaris, and Big Fish) during the year ended December 31, 2023 or were actively marketed before year-end (Big Bang).

General and administrative expenses and Management fees: General and administrative expenses for the years ended December 31, 2024 and 2023 were $70.8 million and $54.4 million, respectively, which included share-based compensation of $18.3 million and $20.9 million, respectively. Management fees for the year ended December 31, 2024 and 2023 were $19.0 million and $16.8 million, respectively. The increase in both general and administrative expenses and management fees is mainly attributable to the increase in the average number of vessels in our fleet, as a result of the Eagle Merger, as described above.

(Gain)/Loss on forward freight agreements and bunker swaps, net: For the year ended December 31, 2024, we incurred a net loss on forward freight agreements and bunker swaps of $4.0 million, consisting of unrealized gain of $5.7 million and realized loss of $9.7 million. For the year ended December 31, 2023, we incurred a net loss on forward freight agreements and bunker swaps of $1.3 million, consisting of unrealized loss of $9.6 million and realized gain of $8.3 million.

Gain on sale of vessels: Our results for the year ended December 31, 2024, include an aggregate net gain of $43.3 million which resulted from the completion of the sale of certain vessels (Big Fish, Star Glory, Pantagruel, Star Bovarius, Big Bang, Star Iris, Star Dorado, Star Audrey, Star Pyxis, Star Paola, Crowned Eagle, Crested Eagle, Stellar Eagle, Star Triumph, Imperial Eagle, Diva and Star Hydrus). Our results for the year ended December 31, 2023, include an aggregate net gain of $29.4 million which resulted from the completion of the sale of certain vessels (Star Centaurus, Star Columba, Star Aquila, Star Cepheus, Star Hercules, Star Zeta, Star Athena, Star Theta and Star Jennifer).

Other operational gain: Other operational gain for the year ended December 31, 2024 of $4.7 million mainly related to gains from insurance claims. Other operational gain for the year ended December 31, 2023 of $34.0 million includes: a) gain from insurance proceeds relating to Star Pavlina’s total loss discussed in “Item 3. Key Information––D. Risk Factors” of $28.2 million, b) daily detention compensation for Star Pavlina pursuant to its war risk insurance policy of $2.7 million in aggregate and c) other gains from insurance claims relating to other vessels of $3.1 million in aggregate.

Interest and finance costs net of interest income and other income/(loss): Interest and finance costs net of interest income and other income/(loss) for the years ended December 31, 2024 and 2023 were $75.4 million and $56.1 million, respectively. The driving factor for this fluctuation is the increase in both variable interest rates of non-hedged debt and our weighted average outstanding indebtedness as a result of the new debt drawn in order to refinance the previously outstanding debt of the Eagle fleet.

Gain/(Loss) on debt extinguishment, net: For the year ended December 31, 2024, we incurred a loss on debt extinguishment of $1.1 million which was primarily due to the write-off of deferred finance fees associated with debt prepaid during the year 2024. For the year ended December 31, 2023, we incurred a net loss on debt extinguishment of $5.1 million which was primarily due to the write-off of deferred finance fees and prepayment fees associated with debt prepaid during the year 2023 of $5.8 million, which was partially offset by the $0.7 million write-off of cumulative gain on the hedging instrument previously recognized in equity, following the prepayment of the corresponding loans.

Gain/(Loss) on derivative financial instruments, net: Gain/(Loss) on derivative financial instruments, net for the year ended December 31, 2024 mainly included a loss of $2.0 million associated with interest rate swaps that no longer meet the hedging relationship criteria.

Year ended December 31, 2023 compared to the year ended December 31, 2022

For a discussion of the year ended December 31, 2023 compared to the year ended December 31, 2022, please refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023, or our “2023 20-F”.

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

Our medium- and long-term liquidity requirements are funding the equity portion of our newbuilding vessel installments and secondhand vessel acquisitions, if any, funding required payments under our vessel financing, paying cash dividends when declared and funding share repurchases, when our share price is trading at a significant discount to the estimated net liquidation value of our vessels. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations, new debt and refinancings or lease financing, equity issuances and vessel sales. Please also refer to Note 15 to our audited consolidated financial statements included in this annual report for further discussion on our contractual commitments as of December 31, 2024.

As of February 17, 2025, we had total cash of $410.0 million and $1,236.0 million of outstanding borrowings (including lease financing agreements). In addition, as of February 17, 2025, following a number of interest rates swaps that we entered into, we have converted a total of $50.0 million of such debt from floating benchmark rate to an average fixed rate of 53 bps with an average maturity of 1.2 years.

We believe that our current cash balance, together with undrawn amounts under the Fubon $43.0 million Facility, as described below under section “Senior Secured Credit Facilities”, and our operating cash flows to be generated over the short-term period will be sufficient to meet our known short-term and long-term liquidity requirements, including funding the operations of our fleet, capital expenditure requirements and any other present financial requirements, including the cost for the installation of ESD as well as the cost of our newbuilding program. Furthermore, in February 2025, we entered into the E.SUN $130.0 million Facility, as described below under “Senior Secured Credit Facilities”, for the post-delivery financing of the five Kamsarmax vessels currently under construction. In addition, we may sell and issue shares under our two effective At-the-Market offering programs of up to $150.0 million at any time and from time to time. As of February 17, 2025, cumulative gross proceeds under our At-the-Market offering programs were $33.6 million. Finally, following the completion of the refinancing and the prepayments described below under “Senior Secured Credit Facilities,” we have 13 unencumbered vessels, which may be used to secure additional financing if needed to enhance our liquidity. We may seek additional indebtedness to finance future vessel acquisitions and our newbuilding program in order to maintain our cash position or to refinance our existing debt in more favorable terms. Our practice has been to fund the cash portion of the acquisition or construction of dry bulk carriers using a combination of funds from operations and bank debt or lease financing secured by mortgages or title of ownership on our dry bulk carriers held by the relevant lenders, respectively. We may also use the proceeds from potential equity or debt offerings to finance future vessel acquisitions. Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition and construction of newer dry bulk carriers and the selective sale of older dry bulk carriers. These acquisitions and newbuilding contracts will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms. However our ability to obtain bank or lease financing, to refinance our existing debt or to access the capital markets for offerings in the future, may be limited by our financial condition at the time of any such financing or offering, including the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, prevailing interest rates, weakness in the financial and equity markets and contingencies and uncertainties, that are beyond our control. Our liquidity is also impacted by our dividend policy (see “Item 8. Financial Information––A. Consolidated statements and other financial information—Dividend Policy”).

Cash Flows

Cash and cash equivalents as of December 31, 2024 were $425.1 million, compared to $227.5 million as of December 31, 2023. We define working capital as current assets minus current liabilities, including the current portion of long-term bank loans and lease financing. Our working capital surplus as of December 31, 2024 and 2023 was $259.2 million and $95.0 million, respectively. The increase in working capital surplus is primarily attributable to the increase of cash and cash equivalents as of December 31, 2024 due to i) the increase in the average number of vessels in our fleet, as result of the Eagle Merger, ii) the cash acquired from Eagle and iii) the increased net proceeds received from vessel sales compared to the year ended December 31, 2023.

As of December 31, 2024, and 2023, we were required to maintain minimum liquidity, not legally restricted, of $75.5 million and $58.0 million, respectively, which is included within “Cash and cash equivalents” in the 2024 and 2023 balance sheets, respectively. In addition, as of December 31, 2024 and 2023, we were required to maintain minimum liquidity, legally restricted, of $15.8 million and of $34.3 million, respectively, which is included within “Restricted cash” in the 2024 and 2023 balance sheets, respectively. The decrease is mainly due to decreased required additional collateral of $0.7 million, as of December 31, 2024, under certain of our derivative financial instruments based on the level of the open position under such financial instruments, compared to $13.5 million required as of December 31, 2023 which are included within “Restricted cash, current” in the consolidated balance sheets.

Year ended December 31, 2024 compared to the year ended December 31, 2023

Net Cash Provided By / (Used In) Operating Activities

Net cash provided by operating activities for the twelve months ended December 31, 2024 and 2023 was $471.2 million and $335.8 million, respectively. The increase was primarily driven by higher charter rates due to stronger market conditions in 2024 compared to 2023, as well as the increase in the average number of vessels in our fleet, which increased to 144.3 in the year ended December 31, 2024, from 123.3 in the year ended December 31, 2023, partially offset by increased expenses due to the increase in the average number of vessels in our fleet and increased interest expense as result of the new debt drawn in order to refinance the previously outstanding debt of the Eagle fleet.

Net Cash Provided By / (Used In) Investing Activities

Net cash provided by investing activities for the year ended December 31, 2024 was $356.2 million, and net cash provided by investing activities for the year ended December 31, 2023 was $235.5 million. The increase was mainly attributable to a) the increased vessel sale proceeds of $303.2 million in the year ended December 31, 2024 compared to the $251.0 million received in connection with vessel sale proceeds of certain vessels and insurance proceeds related to Star Pavlina’s constructive total loss in 2023 and b) the $104.3 million in cash received in connection with the Eagle Merger during the year ended December 31, 2024, partially offset by the greater amount of cash paid in the year ended December 31, 2024 of $55.1 million compared to $18.1 million in 2023 in connection with the advances for vessels under construction and vessel upgrades and other fixed assets.

Net Cash Provided By / (Used In) Financing Activities

Net cash used in financing activities for the year ended December 31, 2024 and 2023 was $648.2 million and $595.9 million, respectively. The increase was primarily driven by greater net debt outflows of $342.0 million in 2024 compared to $51.2 million in 2023 as a result of the new debt drawn in order to refinance the previously outstanding debt of the Eagle fleet, and the greater dividends paid of $277.0 million in 2024 compared to $158.1 million in 2023, partially offset by lower payments made in 2024 in connection with the repurchase of common shares compared to 2023 of $367.8 million.

Year ended December 31, 2023 compared to the year ended December 31, 2022

For a discussion of the year ended December 31, 2023 compared to the year ended December 31, 2022, please refer to “Item 5. Operating and Financial Review and Prospects” in our 2023 20-F.

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

1.	ABN $115.0 million Facility (refinanced) - ABN $67.9 million Facility

On December 17, 2018, we entered into a loan agreement with ABN AMRO Bank N.V. (“ABN AMRO Bank”) (the “ABN $115.0 million Facility”), for an amount of up to $115.0 million available in four tranches. The first and the second tranche of $69.5 million and $7.9 million, respectively, were drawn on December 20, 2018. The first tranche was used to refinance the then-existing indebtedness of the vessels Star Virginia, Star Scarlett, Star Jeannette and Star Audrey and the second tranche was used to partially finance the acquisition cost of the Star Bright. The remaining two tranches of $17.9 million each, were drawn in January 2019 and were used to partially finance the acquisition cost of the Star Marianne and Star Janni. On August 4, 2022, we entered into a new loan agreement with ABN AMRO Bank, in order to refinance the then-outstanding amount of $67.9 million under the four tranches of the ABN $115.0 million Facility (the “ABN $67.9 million Facility”). The ABN $67.9 million Facility provides for a lower margin and an extension of the final repayment date from December 2023 to June 2027 which is also secured by the seven vessels previously securing the ABN $115.0 million Facility. In April, 2024, we prepaid an amount of $6.3 million, in connection with the sale of the vessel Star Audrey. The remaining installments of the outstanding amounts under the four tranches were amended as follows: i) the first tranche is repayable in 13 quarterly installments, with variable payments of the first six installments of $1.5 million, the seventh installment of $1.9 million, the next five equal installments of $2.9 million and the last installment of $4.0 million due in June 2027, ii) the second tranche is repayable in seven quarterly installments of $0.2 million with the last installment due in December 2025 and iii) the third and the fourth tranches are repayable in seven quarterly installments with the first six equal installments of $0.6 million each, and the seventh and last installment of $0.4 million each, both due in December 2025. As of December 31, 2024, the ABN $67.9 million Facility is secured by the vessels Star Virginia, Star Scarlett, Star Jeannette, Star Bright, Star Marianne and Star Janni.

2.	CEXIM $106.5 million Facility

On September 23, 2019, we entered into a loan agreement with China Export-Import Bank (the “CEXIM $106.5 million Facility”) for an amount of $106.5 million, which was used to refinance the outstanding amounts under the then-existing lease agreements of the vessels Katie K, Debbie H and Star Ayesha. The facility is available in three tranches of $35.5 million each, which were drawn in November 2019 and are repayable in 40 equal consecutive quarterly installments of $0.7 million and a balloon payment of $5.9 million payable together with the last installment. The CEXIM $106.5 million Facility is secured by the three aforementioned vessels.

3.	CEXIM Bank $57.6 million Facility

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

4.	SEB $39.0 million Facility

On January 22, 2021, we entered into a loan agreement with Skandinaviska Enskilda Banken AB (“SEB”) (the “SEB $39.0 million Facility”) for a loan amount of $39.0 million. The amount was drawn on January 25, 2021 and was used to finance the cash consideration for the acquisition of the vessels Star Bueno, Star Borneo and Star Marilena. The SEB $39.0 million Facility is repayable in 20 equal quarterly principal payments of $1.95 million with the last installment due in January 2026 and is secured by the aforementioned vessels.

5.	DNB $107.5 million Facility

On September 28, 2021, we entered into an agreement with DNB Bank ASA (“DNB”) for a term loan with one drawing in an amount of up to $107.5 million (the “DNB $107.5 million Facility”). On September 29, 2021, the maximum amount was drawn and used to refinance the aggregate outstanding amount under three then-existing facilities. The DNB $107.5 million Facility is repayable in 20 equal quarterly principal payments of $3.7 million and a balloon payment of $33.4 million payable together with the last installment due in September 2026. During 2023, the following amounts were prepaid: i) $26.2 million in aggregate in connection with the sale of the vessels Star Borealis and Star Polaris and ii) $8.0 million in connection with the sale of the vessel Star Glory. Following the aforementioned prepayments, the quarterly installments and the balloon payment were amended to $2.2 million and $19.7 million, respectively. As of December 31, 2024, the DNB $107.5 million Facility is secured by the vessels Star Luna, Star Astrid, Star Genesis, Star Electra and Star Monica.

6.	ABN AMRO $97.1 million Facility

On October 27, 2021, we entered into an agreement with ABN AMRO Bank (the “ABN AMRO $97.1 million Facility”) for a loan facility of up to $97.1 million. The amount of $97.1 million was drawn on October 29, 2021 and was used to refinance the outstanding amount under the then-existing loan facility. The ABN AMRO $97.1 million Facility was available in two tranches, the first one of $69.0 million which is repayable in 20 equal quarterly principal payments of $2.3 million and a balloon payment of $24.0 million payable together with the last installment due in October 2026 and the second one of $28.2 million which is repayable in 12 equal quarterly principal payments of $2.4 million, maturing in October 2024. In April 2024, we prepaid an amount of $4.9 million in relation with the first tranche, in connection with the sale of the vessel Star Paola. Following the aforementioned prepayment, the quarterly installments and the balloon payment of the first tranche were amended to $2.0 million and $21.5 million, respectively. In October 2024, the second tranche of the ABN AMRO $97.1 million Facility, secured by 6 vessels (Star Pauline, Star Angie, Star Sophia, Star Georgia, Star Nina and Star Kamila), matured and the relevant tranche was repaid in full. Consequently, the relevant ship mortgages on these 6 vessels were removed, and the vessels are now free of encumbrances. The ABN AMRO $97.1 million Facility is secured by the vessels Star Eva, Star Aphrodite, Star Lydia and Star Nicole.

7.	Credit Agricole $62.0 million Facility

On October 29, 2021, we entered into a loan agreement with Credit Agricole Corporate and Investment Bank (the “Credit Agricole $62.0 million Facility”) for the financing of an aggregate amount of $62.0 million, to refinance the aggregate outstanding amount under two then-existing loan agreements and to prepay an amount of $2.0 million under the Atradius Facility in connection with the vessels Star Despoina and Star Piera. The amount of $62.0 million was drawn on November 2, 2021 and is repayable in 20 quarterly installments of which the first three will be of $3.0 million and the following 17 of $2.6 million and a balloon payment of $8.8 million, payable together with the last installment due in November 2026. The Credit Agricole $62.0 million Facility is secured by the vessels Star Martha, Star Sky, Stardust, Star Despoina and Star Piera.

8.	ING Facility

Under the facility agreement with ING Bank N.V., London Branch (“ING”) dated September 28, 2018 (the “ING Facility”), as amended and restated throughout the years, the following financing amounts have been drawn: i) in October 2018, two tranches of $22.5 million each, which are repayable in 28 equal consecutive quarterly installments of $0.5 million and a balloon payment of $9.4 million payable together with the last installment and were used to refinance the outstanding amount under the then-existing loan agreement of the vessels Peloreus and Leviathan, ii) in July 2019, two tranches of $1.4 million each, which matured in 2023 and were repayable in 16 equal consecutive quarterly installments of $0.1 million each, and which were used to finance the acquisition and installation of scrubber equipment for the vessels Peloreus and Leviathan, iii) in March 2019 and April 2019 two tranches of $32.1 million and $17.4 million, respectively, which were repayable in 28 equal consecutive quarterly principal payments of $0.5 million and $0.3 million, plus a balloon payment of $17.1 million and $8.7 million, respectively, both due in seven years after the drawdown date, and which were used to refinance the outstanding amounts under the then-existing lease agreements of the vessels Star Magnanimus and Star Alessia, iv) in May 2019 and November 2019, two tranches of $1.4 million each, which matured in 2023 and were repayable in 16 equal consecutive quarterly installments of $0.1 million each, and were used to finance the acquisition and installation of scrubber equipment for the vessels Star Magnanimus and Star Alessia, v) in July 2020, six tranches of a total amount of $70.0 million, which are repayable in 24 equal consecutive quarterly principal payments and were used to refinance all outstanding amounts under the then-existing lease agreements of the vessels Star Claudine, Star Ophelia, Star Lyra, Star Bianca, Star Flame and Star Mona, vi) in August 2021, two tranches of $20.0 million each, which are repayable in 20 equal consecutive quarterly principal payments of $0.3 million plus a balloon payment of $14.1 million due five years after their drawdown and were used to finance part of the acquisition cost of the vessels Star Elizabeth and Star Pavlina, vii) in June 2022, nine tranches ranging from $9.9 million to $12.4 million, which are repayable in 20 equal quarterly principal payments ranging from $0.3 million to $0.4 million plus a balloon payment ranging from $1.6 million to $6.9 million due five years after their drawdown, and which were used in order to refinance the amounts under the then-existing lease agreements of the vessels Star Subaru, Star Bovarius, Star Carioca, Star Capoeira, Star Macarena, Star Lambada and Star Athena acquired from Eneti Inc. and the Star Vega and to refinance the then-outstanding loan amount of the vessel Madredeus, viii) in September 2023 an additional tranche of $15.0 million which is repayable in 20 quarterly installments of $0.4 million and a balloon payment of $6.9 million, payable together with the last installment due in September 2028 and was used to refinance the outstanding amount under the then-existing lease agreement of the vessel Star Lutas and ix) in November 2023, an amount of $62.0 million was drawn which was used to finance part of the Second Oaktree Share Repurchase (as defined below).

In March 2023, we prepaid an amount of $18.2 million, corresponding to the outstanding loan amount of the vessel Star Pavlina following the vessel’s constructive total loss (as discussed above). In November 2023, we prepaid an amount of $9.1 million, corresponding to the outstanding loan amount of the vessel Star Athena following the vessel’s sale. In December 2023, an amount of $3.5 million was prepaid and the remaining outstanding loan amount of $58.5 million was repayable in one balloon payment due in November 2024. In February 2024, we prepaid an amount of $9.1 million, corresponding to the outstanding loan amount of the vessel Star Bovarius following the vessel’s sale. In 2024, we fully prepaid the remaining outstanding amount of $58.5 million through the prepayment of $3.0 million and of $53.5 million in February 2024 and in March 2024, respectively.

As of December 31, 2024, following the aforementioned prepayments, the ING Facility is secured by the vessels Peloreus, Leviathan, Star Magnanimus, Star Alessia, Star Claudine, Star Ophelia, Star Lyra, Star Bianca, Star Flame, Star Mona, Star Elizabeth, Madredeus, Star Vega, Star Capoeira, Star Carioca, Star Subaru, Star Lambada, Star Macarena and Star Lutas.

9.	Citi $100.0 million Facility

On July 5, 2022, we entered into a loan agreement with Citibank N.A., London Branch (“Citibank”) (the “Citi $100.0 million Facility”) for a loan of up to $100.0 million in two tranches. The first tranche of $48.3 million was drawn on July 18, 2022 and used to replenish the funds used for the extinguishment of the amount under the then-existing lease agreements for the vessels Star Sirius, Laura, Idee Fixe, Kaley and Roberta. The second tranche of $51.7 million was drawn on August 29, 2022, in order to refinance the amount under the then-existing lease agreements of the vessels Star Apus, Star Cleo, Star Columba, Star Dorado, Star Hydrus, Star Pegasus and Star Pyxis. Each tranche is repayable in 20 equal quarterly principal payments of $1.3 million and balloon payments of $23.2 million and $24.8 million, respectively, payable together with the last installments due in July 2027. In June 2023, an amount of $6.3 million was prepaid in connection with the sale of the vessel Star Columba. In 2024, the amounts of $5.8 million, $5.6 million and $5.2 million were prepaid in January 2024, May 2024 and October 2024 in connection with the sale of the vessels Star Dorado, Star Pyxis and Star Hydrus, respectively. Following the aforementioned prepayments, the principal payment and the balloon payment of the second tranche was amended to $0.6 million and $11.7 million, respectively. As of December 31, 2024, following the sale of the vessels Star Columba, Star Dorado, Star Pyxis and Star Hydrus the Citi $100.0 million Facility is secured by the 8 aforementioned vessels.

10.	SEB $42.0 million Facility

 On August 3, 2022, we entered into a loan agreement with SEB (the “SEB $42.0 million Facility”) for a loan amount of up to $42.0 million in three tranches, which were drawn on the same date. The first two tranches of $12.8 million and $13.5 million were used to refinance the then aggregate outstanding loan amount of the vessels Mercurial Virgo and Amami and the third tranche of $15.7 million was used to refinance the then-outstanding loan amount of the vessel Star Calypso. Each tranche is repayable in 20 equal quarterly principal payments of $0.4 million and a balloon payment ranging from $5.7 million to $7.0 million, payable together with the last installment due in August 2027. The SEB $42.0 million Facility is secured by the three aforementioned vessels.

11.	CTBC $25.0 million Facility

On November 22, 2022, we entered into a loan agreement with CTBC Bank Co., Ltd (“CTBC”), (the “CTBC $25.0 million Facility”), for an amount of up to $25.0 million, which was drawn on November 30, 2022 and used to refinance the outstanding amount under the then-existing lease agreement of the vessel Star Libra. The facility is repayable in 20 quarterly principal payments of $0.6 million and a balloon payment of $13.8 million payable simultaneously with the last quarterly installment, which is due in November 2027. The CTBC $25.0 million Facility is secured by the vessel Star Libra.

12.	NTT $24.0 million Facility

On December 8, 2022, we entered into a loan agreement with a wholly owned subsidiary of NTT Finance Corporation (the “NTT $24.0 million Facility”) for an amount of $24.0 million. The amount was drawn on December 16, 2022 and used to refinance the then-outstanding loan amount of the Star Virgo. The facility is repayable in 20 quarterly principal payments of $0.6 million and a balloon payment of $12.0 million, which is due in December 2027. The NTT $24.0 million Facility is secured by the vessel Star Virgo.

13.	ABN AMRO $24.0 million Facility

On December 19, 2022, we entered into a loan agreement with ABN AMRO Bank (the “ABN AMRO $24.0 million Facility”) for an amount of $24.0 million. The amount was drawn on December 22, 2022 and used to refinance the then-outstanding loan amount of the vessel Star Sienna. The facility is repayable in 20 quarterly principal payments of $0.5 million and a balloon payment of $14.0 million, which is due in December 2027. The ABN AMRO $24.0 million Facility is secured by the vessel Star Sienna.

14.	Standard Chartered $47.0 million Facility

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

15.	Nordea $50.0 million Facility

On July 10, 2023, we entered into a loan agreement with Nordea Bank Abp for a loan amount of up to $50.0 million (the “Nordea $50.0 million Facility”). The facility amount was drawn on July 12, 2023 and was used to replenish the funds used in May 2023 to prepay the outstanding loan amount of $42.3 million of the vessels Star Eleni and Star Leo. The Nordea $50.0 million Facility was drawn in two equal tranches, each repayable in 20 equal consecutive quarterly installments of $0.5 million and a balloon payment of $14.1 million and $14.4 million, respectively, both due in July 2028, along with the last installments. The loan is secured by first priority mortgages on the vessels Star Eleni and Star Leo.

16.	SEB $30.0 million Facility

On May 25, 2023, we entered into a loan agreement with SEB for a loan amount of up to $30.0 million (the “SEB $30.0 million Facility”). The facility amount was drawn on May 30, 2023 and was used to replenish the funds used in May 2023 to prepay the outstanding loan amount under the then-existing loan facility of the vessel Star Aquarius, and the then-outstanding lease amount of the vessel Star Pisces. The SEB $30.0 million Facility was drawn in two equal tranches, each repayable in 20 equal consecutive quarterly installments of $0.4 million and a balloon payment of $6.8 million due in May 2028, along with the last installment. The loan is secured by first priority mortgages on the vessels Star Aquarius and Star Pisces.

17.	ESUN $140.0 million Facility

On September 26, 2023, we entered into a syndicated loan facility with E.SUN commercial Bank Ltd. as agent for an amount of $140.0 million (the “ESUN $140.0 million Facility”). The facility amount of $140.0 million was drawn on October 4, 2023 and used to replenish the funds used to prepay the outstanding amounts under the then-existing lease agreements of the vessels Mackenzie, Kennadi, Honey Badger, Wolverine, Star Antares, Gargantua, Goliath and Maharaj. The ESUN $140.0 million Facility is repayable in 28 equal consecutive quarterly installments of $3.8 million and a balloon payment of $32.9 million, due in October 2030, along with the last installment. The loan is secured by first priority mortgages on the aforementioned vessels.

18.	CTBC $50.0 million Facility

On November 23, 2023, we entered into a loan agreement with CTBC for a loan amount of up to $50.0 million (the “CTBC $50.0 million Facility”). The facility amount was drawn on November 29, 2023 and was used to refinance the then-outstanding loan facilities of the vessels Star Karlie and Star Ariadne. The CTBC $50.0 million Facility was drawn in two tranches of $24.0 million and $26.0 million, respectively. Each tranche is repayable in 20 equal consecutive quarterly installments of $0.5 million and $0.6 million, respectively and balloon payments of $13.2 million and $14.3 million, respectively, due in November 2028, along with the last installments. The loan is secured by first priority mortgages on the vessels Star Karlie and Star Ariadne.

19.	NBG $151.1 million Facility

On November 28, 2023, we entered into a loan agreement with the National Bank of Greece (“NBG”) for a loan amount of up to $151.1 million (the “NBG $151.1 million Facility”). The facility amount was drawn on November 29, 2023 and was used to refinance the then-outstanding loan amount of a previous loan agreement with NBG and the remaining amount was used to partially finance the Second Oaktree Share Repurchase (as defined below). During 2024, we made six prepayments of a total amount of $41.0 million in connection with the sale of the vessels Big Bang, Big Fish, Pantagruel, Star Iris, Star Triumph and Star Diva. Following the aforementioned prepayments, the first of the remaining quarterly installments is $4.2 million, the next eight installments are $5.8 million each and the balloon payment is $45.4 million, due in November 2026, along with the last installment. The loan is secured by first priority mortgages on the vessels Star Nasia, Star Danai, Star Renee, Star Markella, Star Laura, Star Moira, Star Mariella, Star Helena, Star Maria, Star Angelina, Star Gwyneth, Star Omicron, Kymopolia, Pendulum, Star Emily and Strange Attractor.

20.	ING $94.0 million Facility

On April 10, 2024, we entered into a loan agreement with ING for a loan amount of up to $94.0 million (the “ING $94.0 million Facility”). The full amount of the loan was drawn on April 12, 2024 and was used to refinance an existing senior secured facility of Eagle. The ING $94.0 million Facility is repayable in 20 equal consecutive quarterly installments of $3.9 million and a balloon payment of $15.7 million, due in April 2029, along with the last installment. The loan is secured by first priority mortgages on the vessels Dublin Eagle, Egret Bulker, Groton Eagle, Jay, New London Eagle, Oriole, Oslo Eagle, Star Runner, Star Rotterdam, Rowayton Eagle, Star Sandpiper and Shanghai Eagle.

21.	ABN AMRO $94.1 million Facility

On April 10, 2024, we entered into a loan agreement with ABN AMRO Bank for a loan amount of up to $94.1 million (the “ABN AMRO $94.1 million Facility”). The full amount of the loan was drawn on April 12, 2024 and was used to refinance an existing senior secured facility of Eagle. The ABN AMRO $94.1 million Facility is repayable in 20 equal consecutive quarterly installments of $3.9 million and a balloon payment of $16.0 million due in April 2029, along with the last installment. The loan is secured by first priority mortgages on the vessels Star Copenhagen, Crane, Star Gibraltar, Star Greenwich, Hong Kong Eagle, Helsinki Eagle, Ibis Bulker, Star Mystic, Star Nighthawk, Puffin Bulker, Stamford Eagle and Star Westport.

22.	DNB $100.0 million Facility

On April 10, 2024, we entered into a loan agreement with DNB for a loan amount of up to $100.0 million (the “DNB $100.0 million Facility”). The full amount of the loan was drawn on April 12, 2024 and was used to refinance an existing senior secured facility of Eagle. On May 2024 and on October 2024 we prepaid the amounts of $5.8 million and $6.1 million in connection with the sale of the vessels Star Crown and Imperial Eagle, respectively. Following the aforementioned prepayments, the next eighteen equal consecutive quarterly installments are $3.1 million each and the balloon payment is $26.2 million, due in April 2029, along with the last installment. The loan is secured by first priority mortgages on the vessels Gannet Bulker, Grebe Bulker, Halifax Eagle, Star Hamburg, Kingfisher, Owl, Santos Eagle, Star Singapore, Southport Eagle, Stockholm Eagle and Valencia Eagle.

23.	ESUN $100.0 million Facility

On April 22, 2024, we entered into a loan agreement with E.SUN commercial Bank Ltd. for a loan amount of up to $100.0 million (the “ESUN $100.0 million Facility”). The full amount of the loan was drawn on April 23, 2024 in 13 tranches and was used to refinance an existing senior secured facility of Eagle. The ESUN $100.0 million Facility is repayable in aggregate installments as follows: i) 13 consecutive quarterly installments of $3.0 million, ii) one installment of $8.0 million, iii) one installment of $4.9 million, iv) one installment of $2.4 million, v) one installment of $4.2 million, vi) three installments of $2.1 million, vii) one installment of $4.0 million, viii) two installments of $1.9 million, ix) one installment of $4.0 million, x) three installments of $1.7 million and xi) a balloon payment of $17.8 million payable together with the last installment in April 2031. The ESUN $100.0 million Facility is secured by first priority mortgages on the vessels Antwerp Eagle, Bittern, Star Canary, Cape Town Eagle, Fairfield Eagle, Star Goal, Madison Eagle, Martin, Petrel Bulker, Star Stonington, Star Sydney, Star Tokyo and Star Vancouver.

24.	ESUN $130.0 million Facility

In October 2024, we entered into a committed term sheet with E.SUN for a loan amount of up to $130.0 million (the “ESUN $130.0 million Facility”) for the post-delivery financing of the five Kamsarmax vessels currently under construction. The ESUN $130.0 million Facility will mature seven years after drawdown and will be secured by first priority mortgages on the five newbuilding vessels under construction.

25.	ING $185.0 million Facility

In January 2025, we entered into a loan agreement with ING for a loan amount of up to $185.0 million (the “ING $185.0 million Facility”) which we drew on January 24, 2025. The funds were used to refinance the existing ING Facility as described below. The ING $185.0 million Facility matures in January 2030 and is secured by first priority mortgages on 17 vessels which were part of the collateral vessels of the ING Facility.

26.	ABN Revolving Facility

In February 2025, we received a credit committee approval from ABN AMRO Bank for a senior secured revolving facility of an amount of up to $50.0 million (the “ABN Revolving Facility”). Each facility amount provided under the ABN Revolving Facility will be repayable within one year from its drawdown date. With the drawdown of the facility, the agreement will be secured by a cross-collateralized first priority mortgage on the vessels Star Eva, Star Aphrodite, Star Lydia and Star Nicole.

27.	Fubon $43.0 million Facility

In March 2025, we entered into a loan agreement with Taipei Fubon Commercial Bank Co., Ltd. for a loan amount of up to $43.0 million (the “Fubon $43.0 million Facility”), which is expected to be drawn by the end of the first quarter of 2025. The Fubon $43.0 million Facility will mature five years after the drawdown and will be secured by first-priority mortgages on the vessels Peloreus and Leviathan.

Facilities Repaid in 2024 and 2025

As part of the Eagle Merger, we assumed $375.5 million of bank loans, which were refinanced in full using funds drawn from the ING $94.0 million Facility, the ABN AMRO $94.1 million Facility, the DNB $100.0 million Facility and the ESUN $100.0 million Facility as described above.

Atradius Facility

On February 28, 2019, we entered into a loan agreement with ABN AMRO Bank (the “Atradius Facility”) for the financing of an amount of up to $36.6 million which was used to finance the acquisition and installation of scrubber equipment for 42 vessels. The financing is credit insured (85%) by Atradius Dutch State Business N.V. of the Netherlands (the “Atradius”). During 2019, three tranches of $33.3 million, in aggregate, were drawn and the last tranche of $3.3 million was drawn in January 2020. In September 2021, we prepaid an amount of $2.0 million, in connection with the vessels Star Despoina and Star Piera and the remaining six semi-annual installments were amended to $3.3 million, with the last installment due in June 2024. During the second quarter of 2024, the Atradius Facility matured and was repaid in full. Consequently, the relevant second-priority mortgages on 18 vessels of our fleet were removed.

In January 2025, we prepaid the outstanding amount of $35.7 million under the remaining tranche of the existing ABN AMRO $97.1 million Facility secured by the vessels Star Eva, Star Aphrodite, Star Lydia and Star Nicole.

In January 2025, we also prepaid the outstanding amount of $154.9 million under the existing ING Facility which was secured by first priority mortgages on 19 vessels as described above.

In February 2025, we also prepaid the outstanding amount of $7.8 million under the existing SEB $39.0 million facility, secured by the vessels Star Marilena, Star Borneo and Star Bueno.

Convertible Notes

In April 2024 and in connection with the Eagle Merger, we guaranteed Eagle’s outstanding Convertible Notes. On August 1, 2024, Eagle’s outstanding Convertible Notes matured (the “Maturity Date”) and had a conversion ratio of 86.0801 shares of Star Bulk common stock per $1,000 principal amount of Convertible Notes. Based on the abovementioned conversion ratio, on the Maturity Date we issued 5,971,284 new shares of Star Bulk common stock and the 1,341,584 shares that were previously issued under the relevant share lending agreement were returned to us and canceled, as described below.

Share Lending Agreement

In connection with the issuance of the Convertible Notes by Eagle, certain persons had entered into an arrangement to borrow up to 511,840 shares of Eagle common stock through Jefferies Capital Services, LLC, an initial purchaser of the Convertible Notes.

Upon closing of the Eagle Merger, the Eagle shares lent to Jefferies Capital Services, LLC were exchanged for 1,341,584 shares of Star Bulk common stock.

On the Maturity Date of the Convertible Notes, the shares lent under the Share Lending Agreement were returned to us and canceled.

Credit Facility Covenants

Our outstanding credit facilities generally contain customary affirmative and negative covenants, on a subsidiary level, including limitations to:

•	pay dividends if there is an event of default under our credit facilities;
•	incur additional indebtedness, including the issuance of guarantees, or refinance or prepay any indebtedness, unless certain conditions exist;
•	create liens on our assets, unless otherwise permitted under our credit facilities;
•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;
•	acquire new or sell vessels, unless certain conditions exist;
•	merge or consolidate with, or transfer all, or substantially all, our assets to another person; or
•	enter into a new line of business.

Furthermore, our credit facilities contain financial covenants requiring us to maintain various financial ratios, including among others:

•	a minimum percentage of vessel value to loan amount secured (security cover ratio or “SCR”);
•	a maximum ratio of total liabilities to market value adjusted total assets;
•	a minimum liquidity; and
•	a minimum market value adjusted net worth.

As of December 31, 2024, we were in compliance with the applicable financial and other covenants contained in our debt agreements.

Bareboat Lease Agreements

In December 2018, we sold and simultaneously entered into a bareboat charter party contract with an affiliate of Kyowa Sansho to bareboat charter the vessel Star Fighter for ten years. The amount of $16.1 million provided under the respective agreement was used to pay the remaining amount under the then-existing loan agreement. Pursuant to the terms of the bareboat charter, we pay a daily bareboat charter hire rate payable monthly plus a variable amount. Under the terms of the bareboat charter, we have an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to us at a pre-determined, amortizing purchase price, while we have an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $2.5 million.

On July 10, 2019, we entered into an agreement to sell Star Challenger to Kyowa Sansho Co. Ltd. and simultaneously entered into an eleven-year bareboat charter for the vessel. The amount of $15.0 million provided under the agreement was used to pay the remaining amount under the then-existing loan agreement. Pursuant to the terms of the bareboat charter, we pay a daily bareboat charter hire rate monthly plus a variable amount and we have an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to us at a pre-determined, amortizing purchase price. We also have an obligation to purchase the vessel at the expiration of the bareboat term.

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

C.       Research and Development, Patents and Licenses

Not Applicable.

D.       Trend Information

Please see “Item 4. Information on the Company––B. Business Overview, “Item 5. Operating and Financial Review and Prospects––A. Operating Results––Key Performance Indicators” and the remaining part of this section “Item 5. Operating and Financial Review and Prospects.”

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

The future undiscounted net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent rate for the unfixed days over the estimated remaining economic life of each vessel, net of brokerage and address commissions. Estimates of the daily time charter equivalent rate for the unfixed days are based on the prevailing, as of end of each reporting period, FFA rates of the respective calendar year for each of the first three years, average of the FFA rate of the third year and the historical average market rate of similar size vessels for the fourth year, and historical average market rates of similar size vessels for the period thereafter. The expected cash inflows from charter revenues are based on an assumed fleet utilization rate of approximately 96.6% for the unfixed days, also taking into account expected technical off-hire days. In addition, in light of our investment in EGCS, an estimate of an additional daily revenue for each scrubber-fitted vessel was also included, reflecting additional compensation from charterers due to the fuel cost savings that these vessels provide. In assessing expected future cash outflows, management forecasts vessel operating expenses, which are based on our internal budget for the first annual period, and thereafter assume an annual inflation rate of up to 2.5% (escalating to such level during the first three-year period and capped at the thirteenth year thereafter), management fees and vessel expected maintenance costs (for dry docking and special surveys). The estimated salvage value of each vessel is $400 per light weight ton, in accordance with our vessel depreciation policy. We use a probability weighted approach for developing estimates of future cash flows used to test our vessels for recoverability when alternative courses of action are under consideration (i.e. sale or continuing operation of a vessel). If our estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value with a charge recorded in earnings.

Using the framework for estimating future undiscounted net operating cash flows described above, we completed our impairment analysis for the years ended December 31, 2023 and 2024, for those vessels held for use whose carrying values were above their respective market values. Our impairment analysis as of December 31, 2023 and 2024, indicated that the carrying amount of our vessels was recoverable, and therefore concluded that no impairment charge was necessary.

Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective. To minimize such subjectivity, our analysis for the year ended December 31, 2024 also involved sensitivity analysis to the model input we believe is most important, being the historical rates. In particular, in terms of our estimates for the charter rates for the unfixed period, we consider that the FFA as of December 31, 2024, which is applied in our model for the first three years period, approximates the levels of charter rates at which the Company could fix all of its unfixed vessels currently, should management opt for a fully hedged chartering strategy over the next three years. We, however, sensitized our model with regards to freight rate assumptions for the unfixed period beyond the first three years and until the end of the remaining useful life. Our sensitivity analysis revealed that, to the extent the historical rates would not decline by more than a range of 10% to 80%, depending on the vessel, we would not be required to recognize additional impairment.

Our Fleet - Illustrative Comparison of Possible Excess of Carrying Value over Estimated Charter-Free Market Value of Certain Vessels

In “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates—Impairment of long-lived assets,” we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels’ carrying value. We would, however, not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted net operating cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

The table set forth below indicates: (i) the carrying value of each of our vessels as of December 31, 2023 and 2024, and (ii) which of our vessels we believe have a market value below their carrying value. As of December 31, 2024, we have 6 out of our 151 operating vessels (9 out of 116 of our operating vessels (including one vessel held for sale) as of December 31, 2023) that we believe have a market value below their carrying value. The aggregate difference between the carrying value of these vessels and their market value of $4.0 million ($14.8 million in 2023), represents the amount by which we believe we would have to reduce our net income if we sold these vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2024. However, we are not holding our vessels for sale, unless expressly stated.

Our estimates of charter-free market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;
•	news and industry reports of similar vessel sales;
•	news and industry reports of sales of vessels that are not similar to our vessels, where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;
•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;
•	offers that we may have received from potential purchasers of our vessels; and
•	vessel sale prices and values of which we are aware through both formal and informal communications with ship owners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of charter-free market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them.

Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2023 (in millions of U.S dollars)		Carrying Value as of December 31, 2024 (in millions of U.S dollars)
Goliath	209,537	2015	45	**	44
Gargantua	209,529	2015	46	**	44
Star Gina 2GR	209,475	2016	32		31
Maharaj	209,472	2015	46	**	45
Star Leo	207,939	2018	44		43
Star Laetitia	207,896	2017	42		40
Star Ariadne	207,812	2017	45		44
Star Virgo	207,810	2017	43		42
Star Libra	207,765	2016	44		42
Star Sienna	207,721	2017	42		40
Star Marisa	207,709	2016	45		43
Star Karlie	207,566	2016	43		41
Star Eleni	207,555	2018	39		38
Star Magnanimus	207,526	2018	47		46
Debbie H	206,861	2019	45		43
Star Ayesha	206,852	2019	45		44
Katie K	206,839	2019	45		43
Leviathan	182,511	2014	29		28
Peloreus	182,496	2014	29		28
Star Claudine	181,258	2011	27		26
Star Ophelia	180,716	2010	26		24
Star Pauline	180,274	2008	22		21
Star Martha	180,274	2010	31	**	29
Pantagruel (3)	180,181	2004	19	**	-
Star Lyra	179,147	2009	23		22
Star Borneo	178,978	2010	19		19
Star Bueno	178,978	2010	19		18
Star Marilena	178,978	2010	19		18
Star Janni	178,978	2010	22		21
Star Marianne	178,906	2010	20		19
Star Angie	177,931	2007	25	**	23	*
Big Fish (1)	177,662	2004	15		-
Kymopolia	176,990	2006	23	**	21	*
Star Triumph (3)	176,343	2004	12		-
Star Scarlett	175,649	2014	31	**	30

Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2023 (in millions of U.S dollars)		Carrying Value as of December 31, 2024 (in millions of U.S dollars)
Star Audrey (3)	175,125	2011	25		-
Big Bang (3)	174,109	2007	19		-
Star Paola (3)	115,259	2011	19		-
Star Eva	106,659	2012	19		18
Amami	98,681	2011	21		20
Madredeus	98,681	2011	21		20
Star Sirius	98,681	2011	22		20
Star Vega	98,681	2011	22		21
Star Aphrodite	92,006	2011	18		17
Star Piera	91,951	2010	17		16
Star Despoina	91,951	2010	17		16
Star Electra	83,494	2011	18		17
Star Angelina	82,981	2006	15		13	*
Star Gwyneth	82,790	2006	16	**	14	*
Star Kamila	82,769	2005	13		12
Star Luna	82,687	2008	14		13
Star Bianca	82,672	2008	14		13
Pendulum	82,619	2006	14		13
Star Maria	82,598	2007	12		12
Star Markella	82,594	2007	14		13
Star Danai	82,574	2006	14		12
Star Jeannette	82,566	2014	21		21
Star Elizabeth	82,403	2021	25		24
Star Georgia	82,298	2006	12		11
Star Sophia	82,269	2007	13		12
Star Mariella	82,266	2006	14		12
Star Moira	82,257	2006	12		11
Star Nina	82,224	2006	11		10
Star Renee	82,221	2006	11		10
Star Nasia	82,220	2006	14		13
Star Laura	82,209	2006	11		10
Star Mona	82,188	2012	18		18
Star Helena	82,187	2006	11		10
Star Astrid	82,158	2012	18		17
Star Alessia	81,944	2017	25		24

Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2023 (in millions of U.S dollars)	Carrying Value as of December 31, 2024 (in millions of U.S dollars)
Star Calypso	81,918	2014	20	20
Star Suzanna	81,711	2013	15	14
Star Charis	81,711	2013	14	14
Mercurial Virgo	81,545	2013	21	19
Stardust	81,502	2011	18	17
Star Sky	81,466	2010	17	16
Star Lambada	81,272	2016	20	20
Star Carioca	81,262	2015	20	19
Star Capoeira	81,253	2015	20	19
Star Macarena	81,198	2016	21	20
Star Lydia	81,187	2013	20	19
Star Nicole	81,120	2013	20	19
Star Virginia	81,061	2015	22	21
Star Genesis	80,705	2010	17	16
Star Flame	80,448	2011	17	16
Star Iris (3)	76,466	2004	12	-
Star Emily	76,417	2004	11	10
Cape Town Eagle	63,707	2015	-	23
Star Vancouver	63,670	2020	-	28
Oslo Eagle	63,655	2015	-	23
Star Rotterdam	63,629	2017	-	26
Halifax Eagle	63,618	2020	-	28
Helsinki Eagle	63,605	2015	-	23
Star Gibraltar	63,576	2015	-	22
Valencia Eagle	63,556	2015	-	23
Dublin Eagle	63,550	2015	-	23
Santos Eagle	63,536	2015	-	23
Antwerp Eagle	63,530	2015	-	23
Star Sydney	63,523	2015	-	24
Star Copenhagen	63,495	2015	-	23
Hong Kong Eagle	63,472	2016	-	25
Idee Fixe	63,458	2015	23	22
Shanghai Eagle	63,438	2016	-	25
Roberta	63,426	2015	23	23
Laura	63,399	2015	23	22

Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2023 (in millions of U.S dollars)	Carrying Value as of December 31, 2024 (in millions of U.S dollars)
Star Singapore	63,386	2017	-	26
Star Westport	63,344	2015	-	23
Star Hamburg	63,334	2014	-	23	*
Fairfield Eagle	63,301	2013	-	22
Star Greenwich	63,301	2013	-	22
Groton Eagle	63,301	2013	-	22
Madison Eagle	63,301	2013	-	22
Star Mystic	63,301	2013	-	22
Rowayton Eagle	63,301	2013	-	21
Southport Eagle	63,301	2013	-	21
Star Stonington	63,301	2012	-	21	*
Kaley	63,283	2015	24	23
Stockholm Eagle	63,275	2016	-	25
Kennadi	63,262	2016	24	23
Mackenzie	63,226	2016	16	15
New London Eagle	63,140	2015	-	24
Star Apus	63,123	2014	16	16
Star Bovarius (3)	61,602	2015	18	-
Star Subaru	61,571	2015	18	17
Stamford Eagle	61,530	2016	-	25
Star Wave	61,491	2017	23	22
Star Challenger	61,462	2012	21	20
Star Fighter	61,455	2013	21	20
Star Lutas	61,347	2016	23	22
Honey Badger	61,320	2015	23	22
Wolverine	61,292	2015	24	23
Star Antares	61,258	2015	22	21
Star Tokyo	61,225	2015	-	25
Star Monica	60,935	2015	21	21
Star Aquarius	60,916	2015	18	18
Star Pisces	60,916	2015	18	17
Star Glory (3)	58,680	2012	14	-
Star Nighthawk	57,809	2011	-	15
Oriole	57,809	2011	-	15
Owl	57,809	2011	-	15

Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2023 (in millions of U.S dollars)	Carrying Value as of December 31, 2024 (in millions of U.S dollars)
Petrel Bulker	57,809	2011	-	15
Puffin Bulker	57,809	2011	-	15
Star Runner	57,809	2011	-	15
Star Sandpiper	57,809	2011	-	15
Crane	57,809	2010	-	14
Egret Bulker	57,809	2010	-	14
Gannet Bulker	57,809	2010	-	14
Grebe Bulker	57,809	2010	-	14
Ibis Bulker	57,809	2010	-	14
Jay	57,809	2010	-	14
Kingfisher	57,809	2010	-	14
Martin	57,809	2010	-	14
Bittern (2)	57,809	2009	-	11
Star Canary	57,809	2009	-	13
Star Pyxis (3)	56,615	2013	12	-
Star Hydrus (3)	56,604	2013	12	-
Star Cleo	56,582	2013	12	12
Diva (3)	56,582	2011	11	-
Star Pegasus	56,540	2013	12	12
Star Dorado (3)	56,507	2013	13	-
Star Goal	55,989	2010	-	16
Strange Attractor	55,742	2006	13	12
Star Bright	55,569	2010	12	11
Star Omicron	53,489	2005	10	9
			2,554 (4)	3,208 (5)

(1)	Vessel held for sale as of December 31, 2023 and delivered to her new owners during the year ended December 31, 2024, as further described in Note 5 of our audited consolidated financial statements.

(2)	Vessel was actively marketed as of December 31, 2024, as further described in Note 5 of our audited consolidated financial statements.

(3)	Vessel sold and delivered to her new owners during the year ended December 31, 2024, as further described in Note 5 of our audited consolidated financial statements.

(4)	Total of $2,554 represents carrying values of 116 operating vessels (including one vessel held for sale) as of December 31, 2023.

(5)	Total of $3,208 represents carrying values of 151 operating vessels as of December 31, 2024.

* Indicates dry bulk carrier vessels for which we believe, as of December 31, 2024, the basic charter-free market value is lower than the vessel’s carrying value.

** Indicates dry bulk carrier vessels for which we believe, as of December 31, 2023, the basic charter-free market value is lower than the vessel’s carrying value.

We refer you to the risk factor entitled “A variety of shipping industry factors, including among our competitors, along with general economic conditions may cause a decline in the market values of our vessels which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, result in impairment charges or losses on sale” and the discussion herein under the headings “Critical Accounting Estimates—Impairment of long-lived assets”.

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

On April 9, 2024 in connection with the closing of the Eagle Merger, Star Bulk appointed Mr. Gary Weston to the Board of Directors. Messrs. Spyros Capralos, Koert Erhardt and Sherman Lau were re-elected to the Board of Directors at the Company’s 2024 Annual Meeting of Shareholders held on May 14, 2024. On August 7, 2024, we announced the resignation of Mr. Sherman Lau, a Class B Director since May 2021. Ms. Milena Maria Pappas was appointed by the Board, as a Class B Director, to fill the seat made vacant by the resignation of Mr. Lau.

Our Board of Directors is comprised of ten Directors.

Our directors and executive officers are as follows:

Name	Age	Position
Petros Pappas	72	Chief Executive Officer and Class C Director
Spyros Capralos	70	Non-Executive Chairman and Class B Director
Hamish Norton	66	President
Simos Spyrou	50	Co-Chief Financial Officer
Christos Begleris	43	Co-Chief Financial Officer
Nicos Rescos	53	Chief Operating Officer
Charis Plakantonaki	45	Chief Strategy Officer
Zenon Kleopas	70	Executive Vice President – Green Energy & Technology
Koert Erhardt	69	Class B Director
Mahesh Balakrishnan	42	Class A Director
Nikolaos Karellis	74	Class A Director
Arne Blystad	70	Class C Director
Raffaele Zagari	56	Class C Director
Eleni Vrettou	46	Class A Director
Gary Weston	67	Class A Director
Milena Pappas	41	Class B Director

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

Koert Erhardt, Director

Mr. Koert Erhardt has served as a director of our Board of Directors since our inception. He is also the Chairman of our Nomination and Corporate Governance Committee. He has served as the Managing Director of Augustea Bunge Maritime Ltd. of Malta. From 1998 to September 2004, Mr. Erhardt served as General Manager of Coeclerici Armatori S.p.A. and Coeclerici Logistics S.p.A., affiliates of the Coeclerici Group, where he created a shipping pool that commercially managed over 130 vessels with a carrying volume of 72 million tons and developed the use of the Freight Forward Agreement trading, which acts as a financial hedging mechanism for the pool. Prior to these positions, Mr. Erhardt served in various management positions in the shipping industry. Mr. Erhardt received his Diploma in Maritime Economics and Logistics from Hogere Havenen Vervoersschool (now Erasmus University), Rotterdam, and successfully completed the International Executive Program at INSEAD, Fontainebleau.

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

Raffaele Zagari, Director

Mr. Raffaele Zagari has served as director on our Board of Directors since August 2018. In his career he has developed approximately 25 years’ experience in the shipping business. Since 2010, as CEO of Augustea Group Mr. Zagari engineered and implemented the expansion and consolidation of the dry bulk business that has led to the incorporation of Augustea Atlantica, and its subsidiaries in Argentina, Singapore, London and Malta (“Augustea Group”). He has actively promoted the incorporation of CBC, AOM, ABML and ABY, the joint ventures in which Augustea Atlantica is a shareholder. He founded the towage company Augustea Grancolombia in the Santa Marta area in Colombia and he has over the years worked closely with Drummond Coal and Glencore on their logistical/maritime needs for their local coal loading operations which have a combined 60 million tons yearly throughput. During this time he supervised in excess of 50 vessel sale and purchase transactions (both new building and second hand), and more than a dozen long-term ship leases primarily with the support of Japanese conglomerate Mitsui & Co. Since 1997, he has actively led the Chartering Department of Augustea Dry Bulk Division, and directing the other business of the Augustea Group. In 2017, Raffaele was appointed Chairman of Augustea Group Holding SpA, in addition to his role as the Group’s CEO. He is also a non-executive director of Steamship Mutual, one of the largest P&I marine insurance, where he also chairs the Underwriting and Reinsurance Committee. Prior to joining Augustea, and for the period 1993-1995, Mr. Zagari worked for Blenheim Shipping (a company of the former Scinicariello Augustea Group) during which time he gained extensive experience in the Japanese shipyards, Sumitomo Yokuska and Sanoyas Mitsushima, as assistant site supervisor. In 1996-1997, he worked at Zodiac Maritime Agencies with the operations department before joining the Augustea Group. Mr. Zagari holds a Diploma in Commercial Operation of Shipping at Guildhall University London.

Charis Plakantonaki, Chief Strategy Officer

Charis Plakantonaki joined Star Bulk in 2015 as Head of Strategic Planning and assumed the position of Chief Strategy Officer in 2017. She leads the Company’s strategic planning, ESG, human resources, information technology, public affairs and corporate communications. Prior to Star Bulk, she worked for seven years at Thenamaris (Ships Management) focusing on strategy, planning and corporate communications. Before that, she was a senior consultant at the Boston Consulting Group, managing strategy projects across various industries and geographies. Charis has also worked at Diageo’s Centre of Excellence and for the Organizing Committee of the ATHENS 2004 Olympic Games. She holds an MBA from INSEAD and a BS in International and European Studies from the University of Macedonia, where she graduated as valedictorian. She sits on the Board of the Liberian Shipowners’ Council, the Governance Committee of the Maritime Emissions Reduction Center and the Advisory Board of Seafair. Since 2013, she has served on the Board of Trustees of Anatolia College, where she chairs the Long Range Planning Committee.

Zenon Kleopas, Executive Vice President – Green Energy & Technology

Zenon Kleopas is our Executive Vice President - Green Energy & Technology of Star Bulk. He was actively involved in the acquisition of Star Bulk’s fleet in 2007 and 2008. He has extensive experience in ship operations and supervising ship management through his continuous employment in shipping companies in the U.K. and Greece since 1980. Mr. Kleopas has worked for various shipping companies namely Victoria Steamship Co Ltd (London), Marship Corporation, Astron Maritime SA, Combine Marine Inc. and Oceanbulk Maritime SA. Before joining Star Bulk, Mr. Kleopas was the general manager of Combine Marine Inc. and the managing director of Oceanbulk Maritime SA. Mr. Kleopas received a B.Sc. degree in 1978 and a M.Sc. degree in 1980 from Glasgow University, in Naval Architecture & Ocean Engineering. He is a member of the Technical Chamber of Greece, the Royal Institution of Naval Architects (UK), the Marine Technical Managers’ Association of Greece and the Hellenic Technical Committee of classification societies Bureau Veritas and RINA.

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

Gary Weston, Director

Gary Weston has served as a director of the Company since April 2024. Previously he was a director of Eagle. Mr. Weston has also served as the Executive Chairman and Chief Executive Officer of C Transport Maritime S.A.M., a provider of commercial, operational, technical and logistical management of dry bulk vessels. Mr. Weston was also a director and Chief Executive Officer of various affiliated companies controlled by the Ceres Group of Companies, including CBC Holdings Ltd., DryLog Ltd., Carras Ltd. and Tara Ltd. Prior to that, Mr. Weston was the Executive Chairman of H. Clarkson & Co. Ltd. and Chief Executive Officer of Clarksons PLC, the world’s largest shipbroker and a leading provider of integrated shipping services. Mr. Weston currently serves as a non-executive director and member of the Audit, Compensation and Finance Committees of Wah Kwong Transport Holdings Limited, a privately-owned shipping company and previously served as a non-executive director and a member of the Audit, Regulatory and Risk Committee of the United Kingdom Freight Demurrage and Defence Association Limited, a leading provider of legal defense services in the shipping industry. Mr. Weston is a member of the Chartered Institute of Logistics and Transport. He received a B.Sc. in Maritime Studies from the University of Wales, in Cardiff.

Milena Maria Pappas, Director

Ms. Milena Pappas has served on the Board since August 2024. She is a Commercial Director of the Company and under that capacity she is responsible for S&P, for Commercial Projects and for Investor Relations. She also acts as a consultant of Interchart Shipping Inc., the exclusive chartering broker of the Company. Ms. Pappas also serves on the Board of HELMEPA, a nonprofit organization aiming to reduce ship-generated pollution and increase educational environmental awareness and on the board of Just World International, a nonprofit organization that provides access to education, nutrition and health programs for children around globe. She has also served previously on the Company’s Board as Director during 2009 – 2014 and has worked in the Finance Department of Oceanbulk Maritime S.A. Prior to that, she was trained at Merrill Lynch in the Private Wealth Department and thereafter at the CoeClerici Group in the Risk Management Department. In 2004, while at Merrill Lynch, she assisted in founding the “Women’s Milestones” program. She holds a dual Bachelor of Arts in Psychology and Sociology from Cornell University, N.Y., where she graduated with honors and an M.Sc. in Shipping, Trade and Finance from Cass University, London.

B.       Compensation of Directors and Senior Management

For the year ended December 31, 2024, aggregate compensation to our senior management was $2.5 million under the employment agreements. Non-employee directors of Star Bulk receive an annual cash retainer of $15,000, each. The chairman of the Audit Committee receives a fee of $15,000 per year and each of the Audit Committee members receives a fee of $7,500. Each chairman of our other standing committees receives an additional $5,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors or committees. We do not have a retirement plan for our officers or directors. The aggregate compensation of the Board of Directors for the year ended December 31, 2024 was approximately $0.2 million.

Employment and Consultancy Agreements

We are a party to employment and consultancy agreements with certain members of our senior management team. For a description of these agreements, see “Item 7. Major Shareholders and Related Party Transactions––B. Related Party Transactions––Consultancy Agreements.”

Equity Incentive Plans

On April 11, 2022, May 16, 2023 and May 28, 2024, our Board of Directors approved the 2022 Equity Incentive Plan (the “2022 Equity Incentive Plan”), the 2023 Equity Incentive Plan (the “2023 Equity Incentive Plan”), and the 2024 Equity Incentive Plan (the “2024 Equity Incentive Plan”) (collectively, the “Equity Incentive Plans”), respectively, under which our officers, key employees, directors, and consultants are eligible to receive options to acquire common shares, share appreciation rights, restricted shares and other share-based or share-denominated awards. We reserved a total of 810,000 common shares, 631,500 common shares and 575,000 common shares for issuance under the respective Equity Incentive Plans, subject to further adjustment for changes in capitalization as provided in the plans. The purpose of the Equity Incentive Plans is to encourage ownership of shares by, and to assist us in attracting, retaining and providing incentives to, our officers, key employees, directors and consultants, whose contributions to us are or may be important to our success and to align the interests of such persons with our shareholders. The various types of incentive awards that may be issued under the Equity Incentive Plans, enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business. The Equity Incentive Plans are administered by our Compensation Committee, or such other committee of our Board of Directors as may be designated by the board. The Equity Incentive Plans permit issuance of restricted shares, grants of options to purchase common shares, share appreciation rights, restricted shares, restricted share units and unrestricted shares.

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

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the Equity Incentive Plans), unless otherwise provided by the administrator of the Equity Incentive Plans in an award agreement, awards then-outstanding shall become fully vested and exercisable in full.

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

The terms and conditions of the Equity Incentive Plans are substantially similar to those of the previous plans. As of February 17, 2025, there are 358,791 common shares unvested from the 2022, 2023, and 2024 Equity Incentive Plans.

During the years 2022, 2023, 2024 and up to February 17, 2025, pursuant to the Equity Incentive Plans, we have granted to certain directors and officers the following securities:

•	On April 11, 2022, 535,005 restricted shares of common shares were granted to certain of the Company’s directors and officers of which 359,305 restricted common shares vested in October 2022, 87,850 restricted common shares vested in April 2023 and the remaining 87,850 restricted common shares vest in April 2025.
•	On May 16, 2023, 416,500 restricted shares of common shares were granted to certain of the Company’s directors and officers of which 279,500 restricted common shares vested in November 2023, 68,500 restricted common shares vested in May 2024 and the remaining 68,500 restricted common shares vest in May 2026.

•	On May 28, 2024, 355,012 restricted common shares were granted to certain directors and officers, of which 237,012 restricted common shares vested in November 2024, 59,000 restricted common shares vest in May 2025 and the remaining 59,000 common shares vest in May 2027.
•	As of the date of this annual report, 74,877 common shares are available under the Equity Incentive Plans.

On June 7, 2021, our Board of Directors amended an incentive program that had been previously announced in January 2019 (the “Performance Incentive Program”) which provides for the issuance of shares pursuant to performance conditions being met. In particular, the amended program is triggered when our cumulative fuel cost savings, beginning from November 2019, exceed the threshold of $250 million (“Excess Savings”). Upon the satisfaction of the above threshold, the Board of Directors shall award a percentage ranging between 5%-10%, at its discretion, of the annual Excess Savings, the value of which will be reflected in actual shares to key employees. For the years ended December 31, 2022, 2023 and 2024, we estimated the intrinsic value of the award based on the fuel market prices at each year end and assumed, based on our best estimate, a range between 5% and 7.5% of Excess Savings to be awarded by the Board of Directors, and as a result an amount of $9.6 million, $8.8 million and $3.3 million, respectively, was recognized and is included under “General and administrative expenses” in the consolidated income statements for the years ended December 31, 2022, 2023 and 2024.

Based on 7.5% of the actual Excess Savings i) as of December 31, 2022, and the closing price of our common stock as of that date of $19.23, 450,000 common shares were awarded to key employees upon the approval of the Board of Directors which vested and were issued on February 27, 2023, ii) as of December 31, 2023, and the closing price of our common stock as of that date of $21.26, 370,000 common shares were awarded to key employees upon the approval of the Board of Directors, which vested and were issued on March 8, 2024 and iii) as of December 31, 2024, and the closing price of our common stock as of that date of $14.95, 435,450 common shares were awarded to key employees upon the approval of the Board of Directors, which vested and were issued on February 25, 2025.

While the Performance Incentive Program was originally designed to expire on December 31, 2024, our Board of Directors approved its renewal on February 12, 2025, with any future program awards however remaining always subject to the sole discretion of the Board of Directors of the Company.

C.       Board Practices

Our Board of Directors is divided into three classes with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The term of each class of directors expires as follows:

•	The term of the Class A directors expires in 2026;
•	The term of the Class B directors expires in 2027; and
•	The term of the Class C directors expires at the 2025 Annual General Meeting set for May 14, 2025.

Committees of the Board of Directors

Our Audit Committee which is currently comprised of two independent directors, is responsible for, among other things, (i) reviewing our accounting controls, (ii) making recommendations to the Board of Directors with respect to the engagement of our independent auditors and (iii) reviewing all related party transactions for potential conflicts of interest and all those related party transactions are subject to approval by our Audit Committee.

Our Compensation Committee, which is currently comprised of two independent directors, is responsible for, among other things, recommending to the Board of Directors our senior executive officers’ compensation and benefits.

Our Nomination and Corporate Governance Committee, which is currently comprised of two independent directors, is responsible for, among other things, (i) recommending to the Board of Directors nominees for director and directors for appointment to committees of the Board of Directors, and (ii) advising the Board of Directors with regard to corporate governance practices.

Our ESG Committee, which is currently comprised of three independent directors, is responsible for providing guidance and supporting the development of our ESG strategy, evaluating and recommending ESG initiatives and practices and ensuring that we promote and integrate environmental, social and governance matters into our strategy and core business operations. Additionally, our ESG Committee is responsible for helping us stay abreast of risks and opportunities for ESG and climate change-related matters.

Shareholders may also nominate directors in accordance with procedures set forth in Bylaws.

Our Audit Committee consists of Mr. Koert Erhardt and Mr. Nikolaos Karellis, who is the Chairman of the committee. Our Compensation Committee consists of Mr. Mahesh Balakrishnan and Mr. Spyros Capralos, who is the Chairman of the committee. Our Nomination Committee consists of Mr. Spyros Capralos and Mr. Koert Erhardt, who is the Chairman of the committee. Our ESG Committee consists of Mrs. Eleni Vrettou, Mr. Nikolaos Karellis and Mr. Mahesh Balakrishnan, who is the Chairman of the ESG Committee.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

D.       Employees

As of December 31, 2024, we had 301 employees including our executive officers, compared to 216 employees as of December 31, 2023 and 209 employees as of December 31, 2022.

E.       Share Ownership

With respect to the total amount of common shares owned by all of our officers and directors, individually and as a group, see “Item 7. Major Shareholders and Related Party Transactions.” With respect to arrangements for involving the employees in the capital of the company, see “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Management.”

Item 7.	Major Shareholders and Related Party Transactions

A.       Major Shareholders

The following table presents certain information as of February 17, 2025, February 9, 2024, and February 16, 2023 regarding the ownership of our common shares with respect to each shareholder, who we know to beneficially own more than five percent of our outstanding common shares, and our executive officers and directors.

	Common Shares Beneficially Owned as of
	February 17, 2025		February 9, 2024		February 16, 2023
Beneficial Owner (1)	Amount	Percentage	Amount	Percentage	Amount	Percentage
Oaktree Capital Group Holdings GP, LLC and certain of its advisory clients (2)	5,217,676	4.5%	6,107,983	7.3%	26,067,483	25.3%
AllianceBernstein L.P. (3)	0	0.0%	5,352,768	6.4%	6,476,150	6.3%
Entities affiliated with Raffaele Zagari	2,141,500	1.8%	2,123,500	2.5%	2,200,000	2.1%
Entities affiliated with Petros Pappas	4,261,768	3.6%	4,044,168	4.8%	3,791,868	3.7%
Directors and executive officers of the Company, in the aggregate (4)	1,441,165	1.2%	1,244,947	1.5%	932,529	0.9%

(1)	Percentage amounts based on 117,127,531 common shares outstanding as of February 17, 2025, 84,016,892 common shares outstanding as of February 9, 2024 and 102,857,416 common shares outstanding as of February 16, 2023.

(2)	Pursuant to schedule 13D dated July 2, 2024: (i) 1,384,614 shares held by Oaktree Opportunities Fund IX Delaware, L.P. (“Fund IX”), (ii) 12,717 shares held by Oaktree Opportunities Fund IX (Parallel 2), L.P. (“Parallel 2”), (iii) 1,789,090 shares held by Oaktree Dry Bulk Holdings LLC (“Dry Bulk Holdings”), (iv) 522,975 shares held by Oaktree OBC Container Holdings LLC, a Marshall Island limited liability company (“Oaktree OBC”), (v) 68,535 shares held by OCM FIE, LLC (“FIE”) and (vi) 1,439,745 shares held by OCM Opps EB Holdings, Ltd. (“EB Holdings”). Each of the foregoing funds and entities is affiliated with Oaktree Capital Group, LLC (“OCG”) which is managed by a board of directors which is comprised of members appointed by each of Oaktree Capital Group Holdings GP, LLC and Brookfield Asset Management, Inc. Each of the direct and indirect general partners, managing members, directors, unit holders, shareholders, and members of Fund IX, Parallel 2, Dry Bulk Holdings, Oaktree OBC, FIE and EB Holdings may be deemed to share voting and dispositive power over the shares owned by such entities, but disclaims beneficial ownership in such shares except to the extent of any pecuniary interest therein. The principal address for these entities (collectively, the “Oaktree Funds”) is c/o Oaktree Capital Management, L.P., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(3)	Pursuant to schedule 13G filing dated November 15, 2024.

(4)	These numbers of shares do not include shares beneficially owned by Ms. Pappas or Messrs. Pappas and Zagari, that are presented within line items “Entities affiliated with Petros Pappas” and “Entities affiliated with Raffaele Zagari”, respectively, above.

Our major shareholders, save for what is referred to below, have the same voting rights as our other shareholders. No foreign government owns more than 50% of our outstanding common shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Star Bulk.

We have granted certain demand registration rights and shelf registration rights to affiliates of Mr. Petros Pappas, York and Augustea pursuant to the Registration Rights Agreement. See “Item 7. Major Shareholders and Related Party Transactions––B. Related Party Transactions––Registration Rights Agreement and Related Registration Statements.”

As of February 17, 2025, 117,127,531 of our outstanding common shares were held in the United States by 354 holders of record, including Cede & Co., the nominee for the Depository Trust Company, which held 110,662,234 of those shares.

B.       Related Party Transactions

For a description of all of our Related Party Transactions, see also Note 3 (Transaction with Related Parties) to our consolidated financial statements included herein for more information.

Transactions with Oceanbulk Maritime S.A. and affiliates

Oceanbulk Maritime S.A., a related party, is a ship management company and is controlled by Ms. Milena-Maria Pappas. One of the affiliated companies of Oceanbulk Maritime S.A provides us certain financial corporate development services. The related expenses for each of the years ended December 31, 2022, 2023 and 2024 were $0.2 million, $0.2 million and $0.1 million, respectively, and are included in General and administrative expenses in the consolidated income statements. As of December 31, 2023 and 2024, we had outstanding payables of $0.02 million and outstanding receivables of $0.002 million, respectively, from Oceanbulk Maritime S.A and its affiliates for payments made by us on its behalf for certain administrative items.

Consultancy Agreements

During the years ended December 31, 2022, 2023 and 2024 and as of December 31, 2024, we were a party to consultancy agreements in each case with separate companies owned and controlled by certain of our Company’s executives including our Co-Chief Financial Officers, Messrs. Simos Spyrou and Christos Begleris and our Chief Operating Officer, Mr. Nicos Rescos. Pursuant to each of these consultancy agreements, we are required to pay an aggregate base fee of $0.7 million per annum to these companies. Additionally, pursuant to these agreements, these entities are entitled to receive an annual discretionary bonus, as determined by our Board of Directors in its sole discretion. In aggregate, the related expenses under the consultancy agreements for 2022, 2023 and 2024 were $0.5 million, $0.6 million and $0.8 million, respectively, and are included in General and administrative expenses in the consolidated income statements.

In addition, non-employee directors of the Board of Directors and each chairman of our standing committees receive an annual cash retainer. For additional information see “Item 6. Directors, Senior Management and Employees––B. Compensation of Directors and Senior Management.

Office Lease Agreements

On January 1, 2012, Starbulk S.A. entered into a lease agreement for office space with Combine Marine Ltd., or Combine Ltd., a company controlled by Mr. Alexandros Pappas, the son of our Chief Executive Officer, Mr. Petros Pappas. The lease agreement provides for a monthly rental of €2,590 (approximately $2,700, using the exchange rate as of December 31, 2024, which was $1.04 per euro).

In addition, on December 21, 2016, Starbulk S.A., entered into a lease agreement for office space with Alma Properties, a company controlled by Mr. Alexandros Pappas. The lease agreement provides for a monthly rental of €300 (approximately $312, using the exchange rate as of December 31, 2024, which was $1.04 per euro).

Interchart Shipping Inc.

In 2014, we acquired 33% of the total outstanding common stock of Interchart. The ownership interest was purchased from an entity affiliated with family members of our Chief Executive Officer. This investment is accounted for as an equity method investment and is presented within “Long term investment” in the consolidated balance sheets. We have entered into a services agreement with Interchart for chartering, brokering and commercial services for a monthly fee of $345,000 until December 31, 2024. During the years ended December 31, 2022, 2023 and 2024, the brokerage commission charged by Interchart amounted to $4.1 million, respectively, and is included in “Voyage expenses” in the consolidated income statements.

StarOcean Manning Philippines Inc.

We have a 25% ownership interest in StarOcean Manning Philippines, Inc. (“StarOcean”), a company that is incorporated and registered with the Philippine Securities and Exchange Commission, which provides crewing agency services. The remaining 75% interest is held by local entrepreneurs. This investment is accounted for as an equity method investment and is included within “Long term investment” in the consolidated balance sheet.

Augustea Technoservices Ltd. and affiliates

Following the completion of the acquisition of the Augustea Vessels in 2018, we appointed Augustea Technoservices Ltd., an entity affiliated with certain of the sellers of the Augustea Vessels (including one of our directors, Mr. Zagari), as the technical manager of certain of our vessels. Up until June 2022, the respective management agreements were progressively terminated for all the vessels managed previously by Augustea Technoservices Ltd. The management fees incurred in 2022 until the termination of all management agreements with Augustea Technoservices Ltd were $1.3 million, and are included in “Management fees” in the consolidated income statement for the year ended December 31, 2022.

Iblea Ship Management Limited and affiliates

In 2021, we appointed Iblea Ship Management Limited and affiliates, an entity affiliated with one of our directors, Mr. Zagari, to provide certain management services to certain vessels, which were previously managed by Augustea Technoservices Ltd.

During 2022, 2023 and 2024, the management of certain vessels previously managed by Iblea Ship Management Limited was changed from third-party to in-house. The management fees incurred for the year ended December 31, 2022, 2023 and 2024 were $3.3 million, $2.7 million and $2.6 million, respectively, and are included in “Management fees” in the consolidated income statements. As of December 31, 2023 and 2024, we had outstanding payable of $1.5 million and $3.1 million, respectively to Iblea Ship Management Limited.

CCL Pool

On December 30, 2020 a funding of $0.1 million that we had provided to CCL Pool was converted to equity with us holding 25% ownership interest of CCL Pool, which after the exit of one of the other three shareholders as of December 31, 2021, increased to 33%. The participation to CCL is accounted for as an equity method investment. Our initial investment of $0.1 million in CCL Pool is presented within “Long term investment” in the consolidated balance sheet. Our subsequent share of results in CCL Pool was insignificant for the years ended December 31, 2022, 2023 and 2024.

Oaktree Shareholders Agreement

The Oaktree Shareholders Agreement was entered into on the date the mergers pursuant to which Oceanbulk Shipping LLC and Oceanbulk Carriers LLC merged with and into wholly owned subsidiaries of Star Bulk were completed (July 11, 2014) (the “Oceanbulk Merger”) and governed the ownership interest of Oaktree and its affiliated investment funds that owned common shares (and any affiliates of the foregoing persons that became Oaktree Shareholders pursuant to a transfer or other acquisition of our equity securities (as defined below) in accordance with the terms of the Oaktree Shareholders Agreement, collectively, the “Oaktree Shareholders”) following the Oceanbulk Merger.

On September 21, 2023 and on October 30, 2023, we agreed to repurchase 10.0 million of our common shares at a price of $18.50 per common share (the “First Oaktree Share Repurchase”) and 10.0 million of our common shares at a price of $19.50 per common share (the “Second Oaktree Share Repurchase”), respectively from Oaktree. The First Oaktree Share Repurchase was completed in early October 2023 with the repurchased shares being withdrawn and cancelled. The Second Oaktree Share Repurchase was completed in early December 2023 with the repurchased shares being withdrawn and cancelled. In total, 20 million shares were repurchased and the aggregate ownership of Oaktree and its affiliated funds was reduced from approximately 25.3% of the Company’s outstanding common stock to approximately 7.3%.

Based on the number of our outstanding common shares on July 2, 2024, the Oaktree Shareholders beneficially own approximately 4.6% of the common shares outstanding of the Company as of that date. As Oaktree Shareholders beneficially own less than 5% of the common shares outstanding of the Company, the Oaktree Shareholders Agreement is no longer in effect as of July 2, 2024.

Pappas Shareholders Agreement

The following is a summary of the material terms of the Pappas Shareholders Agreement. Capitalized terms that are used in this description of the Pappas Shareholders Agreement but not otherwise defined below have the meanings ascribed to them under the caption, “Certain Definitions.”

General

The Pappas Shareholders Agreement, which entered into effect on July 11, 2014, upon the closing of the Oceanbulk Merger, governs the ownership interest of Mr. Petros Pappas and his children, Ms. Milena-Maria Pappas (one of our current directors) and Mr. Alexandros Pappas, and entities affiliated to them (“Pappas Shareholders”) in the Company following consummation of the Oceanbulk Merger. Based upon the number of our shares outstanding as of February 17, 2025, the Pappas Shareholders beneficially own approximately 3.6% of our total issued and outstanding common shares of the Company.

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

Except as described below, in any election of directors to the Board of Directors, the Pappas Shareholders have agreed to (and have agreed to cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all of our shares beneficially owned by them (and which are entitled to vote on such matter) in favor of the slate of nominees approved by the Nomination and Corporate Governance Committee.

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

Standstill Restrictions

Under the terms of the Pappas Shareholders Agreement, until the Pappas Shareholders Agreement is terminated, neither the Pappas Shareholders nor any of their Affiliates will in any manner, directly or indirectly, (i) enter into any tender or exchange offer, merger, acquisition transaction or other business combination or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving the Company, (ii) make, or in any way participate, directly or indirectly, in any solicitations of proxies, consents or authorizations to vote, or seek to influence any Person other than the Pappas Shareholders with respect to the voting of, any Voting Securities of the Company or any of its Subsidiaries (other than with respect to the nomination of any nominees proposed by the Nomination and Corporate Governance Committee), (iii) otherwise act, alone or in concert with third parties, to seek to control or influence the management, Board of Directors or policies of the Company or any of its Subsidiaries (other than with respect to the nomination of any nominees proposed by the Nomination and Corporate Governance Committee), (iv) otherwise act, alone or in concert with third parties, to seek to control or influence the management, Board of Directors or policies of the Company or any of its Subsidiaries (other than with respect to the nomination of any nominees proposed by the Nomination and Corporate Governance Committee), or (v) enter into any negotiations, arrangements or understandings with any third-party with respect to any of the foregoing activities. However, if (i) we publicly announce our intent to pursue a tender offer, merger, sale of all or substantially all of our assets, then the Pappas Shareholders will be permitted to privately make an offer or proposal to the Board of Directors and (ii) if the board of directors approves, recommends or accepts a buyout transaction the standstill restrictions of the Pappas Shareholders’ participation in such transaction will cease to apply until such buyout transaction is terminated or abandoned and will become applicable again upon any such termination or abandonment (unless the Board of Directors determines otherwise with Disinterested Director Approval).

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

Corporate Opportunity

From and after the date of the Pappas Shareholders Agreement and through and including the earliest of (a) the date of termination of the Pappas Shareholders Agreement and (b) the date that Petros Pappas ceases to be our Chief Executive Officer, if a Pappas Shareholder (or any Affiliate thereof) acquires knowledge of a potential dry bulk transaction or dry bulk matter which may, in such Pappas Shareholder’s good faith judgment, be a business opportunity for both such Pappas Shareholder and the Company (subject to certain exceptions), such Pappas Shareholder (and its Affiliate) has the duty to promptly communicate or offer such opportunity to the Company. If we do not notify the applicable Pappas Shareholder within five business days following receipt of such communication or offer that it is interested in pursuing or acquiring such opportunity for itself, then such Pappas Shareholder (or its Affiliate) will be entitled to pursue or acquire such opportunity for itself.

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

“Company” means Star Bulk Carriers Corp.

“Contested Election” means an election of Directors to the Board of Directors where one or more members of the slate of nominees put forward by the Nomination and Corporate Governance Committee is being opposed by one or more competing nominees.

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

Registration Rights Agreement and Related Registration Statements

On July 11, 2014, Oaktree, affiliates of Mr. Petros Pappas and Monarch entered into the Registration Rights Agreement. As the Oaktree Shareholders beneficially owned less than 5% of the common shares outstanding of the Company as of July 2, 2024, the Registration Rights Agreement terminated with respect to Oaktree as of that date.

The Registration Rights Agreement provides affiliates of Mr. Petros Pappas with certain shelf registration rights in respect of any of our common shares held by them, subject to certain conditions, including those shares acquired in July 2014. In addition, in the event that we register additional common shares for sale to the public, we are required to give notice to affiliates of Mr. Petros Pappas of our intention to effect such registration and, subject to certain limitations, we are required to include our common shares held by those holders in such registration.

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

All ongoing and future transactions between us and any of our officers and directors or their respective affiliates, including loans by our officers and directors, if any, will be on terms believed by us to be no less favorable than are available from unaffiliated third parties, and such transactions or loans, including any forgiveness of loans, will require prior approval, in each instance, by a majority of our uninterested “independent” directors or the members of our Board of Directors who do not have an interest in the transaction, in either case who had access, at our expense, to our attorneys or independent legal counsel.

C.       Interests of Experts and Counsel

Not Applicable.

Item 8.	Financial Information

A.       Consolidated statements and other financial information.

See “Item 18. Financial Statements.”

Legal Proceedings

The Company is involved in legal proceedings and may become involved in other legal matters arising in the ordinary course of its business, principally personal injury and property casualty claims. Generally, we expect that such claims would be covered by insurance, subject to customary deductibles. The Company evaluates these legal matters on a case-by-case basis to make a determination as to the impact, if any, on its business, liquidity, results of operations, financial condition or cash flows.

Certain routine commercial claims have been asserted against the Company that relate to contractual disputes with certain of our charterers. The nature of these disputes involve disagreements over losses claimed by charterers during or as a result of the performance of certain voyage charters, including but not limited to delays in the performance of the charters and offhire during the charters. The related legal proceedings are at various stages of resolution.

In March 2021, the U.S. government began investigating an allegation that one of Eagle’s vessels may have improperly disposed of ballast water that entered the engine room bilges during a repair. The investigation of this alleged violation of environmental laws is ongoing, but at this time we do not believe that this matter will have a material impact on the Company, our financial condition or results of operations. Eagle has posted a surety bond as security for any potential fines, penalties or associated costs that may be incurred, and the Company is cooperating fully with the U.S. government in its investigation of this matter.

We have not been involved in any legal proceedings, other than as disclosed above, which we believe may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which we believe may have a significant effect on our business, financial position, and results of operations or liquidity.

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

We believe that, under current law, our dividend payments from earnings and profits would constitute “qualified dividend income” and as such will generally be subject to a preferential United States federal income tax rate (subject to certain conditions) with respect to non-corporate individual shareholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States shareholder’s tax basis in its common stock on a Dollar-for-Dollar basis and thereafter as capital gain. Please see “Item 10. Additional Information––E. Taxation” for additional information relating to the tax treatment of our dividend payments.

Currently, we are able under our financing agreements to pay dividend unless an event of default has occurred.

In December 2024, our Board of Directors, amended our then-existing dividend policy, under which we may approve an allocation of up to 60% of cash flow from operations less debt amortization, less maintenance/upgrade CAPEX less any deficit of cash below $2.1 million per owned vessel (“Cash Flow”), towards quarterly shareholder dividends. The remaining Cash Flow may be allocated, at our discretion, to i) share repurchases, which will be prioritized when the share price is trading at a significant discount to the estimated net liquidation value of our hard assets and ii) growth opportunities, as well as may be used for opportunistic vessel acquisitions and investments that will create enhanced returns over time and for general corporate purposes.

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

Pursuant to our dividend policy prevailing at each time during the years ended December 31, 2022, 2023 and 2024 and in February 2025, our Board declared a cash dividend of $6.50 per share, $1.57 per share, $0.45 per share and $0.09 per share, respectively. As a result, an amount of $668.7 million, $158.1 million and $277.0 million, was paid in 2022, 2023 and 2024, respectively, while an amount of approximately $10.8 million is expected to be paid on or about March 18, 2025.

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

Under our Articles of Incorporation, our authorized capital stock consists of 325,000,000 registered shares of stock:

•	300,000,000 common shares, par value $0.01 per share; and
•	25,000,000 preferred shares, par value $0.01 per share.

Our Board of Directors shall have the authority to issue all or any of the preferred shares in one or more classes or series with such voting powers, designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such class or series of preferred shares.

As of February 17, 2025, we had 117,127,531 common shares issued and outstanding. No preferred shares are issued or outstanding.

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

Directors

Our directors are elected by a majority of the votes cast by shareholders entitled to vote in an election. Our Articles of Incorporation provide that cumulative voting shall not be used to elect directors. Our Board of Directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66 2/3% of the entire Board of Directors. Our Articles of Incorporation provide for a staggered Board of Directors whereby directors shall be divided into three classes: Class A, Class B and Class C, which shall be as nearly equal in number as possible. To implement a balanced division ratio between the three classes, the Board of Directors reclassified Mr. Spyros Capralos, previously a Class C director, as a Class B director on February 12, 2024. Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The terms of our Board of Directors are as follows: (i) the term of our Class A directors expires in 2026; (ii) the term of our Class B directors expires in 2027; and (iii) the term of our Class C directors expires at the 2025 Annual General Meeting set for May 14, 2025. Each director serves his or her respective term of office until his or her successor has been elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. Our Board of Directors has the authority to fix the amounts which shall be payable to the members of the Board of Directors for attendance at any meeting or for services rendered to us.

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

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future. Our common stock is not subject to any sinking fund provisions and no holder of any shares will be required to make additional contributions of capital with respect to our shares in the future. There are no provisions in our articles of incorporation or bylaws discriminating against a stockholder because of his or her ownership of a particular number of shares.

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

Indemnification of Officers and Directors

Our Bylaws include a provision that entitles any of our directors or officers to be indemnified by us upon the same terms, under the same conditions and to the same extent as authorized by the MIBCA if the director or officer acted in good faith and in a manner reasonably believed to be in and not opposed to our best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

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

C.       Material Contracts

Oaktree Shareholders Agreement, the Pappas Shareholders Agreement and Registration Rights Agreement

During the years ended December 31, 2023 and 2024, we were a party to the Oaktree Shareholders Agreement, the Pappas Shareholders Agreement and the Registration Rights Agreement. The Oaktree Shareholders Agreement and the Registration Rights Agreement were terminated on July 2, 2024. For a discussion of these agreements, please see the section of this annual report entitled “Item 7. Major Shareholders and Related Party Transactions––B. Related Party Transactions.” Such description is not intended to be complete and reference is made to the contract itself which is an exhibit to this annual report on Form 20-F.

Eagle Merger Agreement

On December 11, 2023, we entered into the Eagle Merger Agreement with Eagle, pursuant to which Star Bulk and Eagle agreed, subject to the terms and conditions of the Eagle Merger Agreement, to effect a stock-for-stock merger whereby Merger Sub would merge with and into Eagle, resulting in Eagle surviving the merger as a wholly owned subsidiary of the Company. Subject to the terms and conditions set forth in the Eagle Merger Agreement, at the Effective Time, each share of Eagle common stock issued and outstanding immediately prior to the Effective Time (excluding Eagle common stock owned by Eagle, the Company, Merger Sub or any of their respective direct or indirect wholly owned subsidiaries) was converted into the right to receive 2.6211 common shares, par value $0.01 per share, of Star Bulk common stock.

The Eagle Merger Agreement provided that the Company would take necessary corporate actions to cause, effective as of the Effective Time, one existing director of the Eagle board of directors as of the date of the Eagle Merger Agreement to be appointed to our board of directors; provided that such director, in its capacity as a member of the our board of directors, would qualify as “independent” under the rules and regulations of the SEC and Nasdaq and any such appointment would not otherwise cause the Company to no longer qualify as a “foreign private issuer” under Rule 3b-4 of the Exchange Act.

The completion of the Eagle Merger was subject to, among other closing conditions, the satisfaction or waiver of certain conditions, including (i) the approval and authorization of the Eagle Merger Agreement and the Eagle Merger by the affirmative vote of holders of a majority of the outstanding shares of Eagle common stock entitled to vote thereon; (ii) the approval of the convertible note share issuance proposal by the affirmative vote of a majority of the votes cast by holders of shares of Eagle common stock entitled to vote thereon and (iii) the expiration or termination of all waiting periods (and extensions thereof) under the HSR Act, as amended, and the receipt of certain other approvals from applicable governmental entities. The obligation of each of Eagle and Star Bulk to consummate the Eagle Merger was also conditioned on, among other things, the truth and correctness of the representations and warranties made by the other party as of the closing date (subject to certain “materiality” and “material adverse effect” qualifiers), material compliance by the other party with pre-closing covenants, and the absence of a material adverse effect with respect to each party.

The Eagle Merger was completed on April 9, 2024, following Eagle shareholders’ approval and receipt of applicable regulatory approvals and satisfaction of customary closing conditions. Each Eagle shareholder received 2.6211 shares of Star Bulk common stock for each share of Eagle common stock owned.

We have no other material contracts, other than contracts entered into in the ordinary course of business, to which we are a party.

D.       Exchange Controls

Under the laws of the Marshall Islands, Liberia, Singapore, and Delaware, United States, which are the jurisdictions of incorporation of the Company and its subsidiaries, as of December 31, 2024, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

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

Marshall Islands	Delaware
Shareholder Meetings
Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the Board of Directors.
May be held in or outside of Delaware.	May be held in or outside of the Marshall Islands.
• Whenever shareholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting, and unless it is the annual meeting, indicates that it is being issued by or at the direction of the person calling the meeting, and if such meeting is a special meeting such notice shall also state the purpose for which it is being called.	• Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.
• A copy of the notice of any meeting shall be given personally, sent by mail or by before the electronic transmission not less than 15 nor more than 60 days before the date of meeting.	• Written notice shall be given not less than 10 nor more than 60 days the meeting.
Shareholder’s Voting Rights
Any action required to be taken by a meeting of shareholders may be taken without a meeting if consent is in writing, sets forth the action so taken and is signed by all the shareholders entitled to vote or if the articles of incorporation so provide, by holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.	With limited exceptions, shareholders may act by written consent to elect directors.
Any person authorized to vote may authorize another person to act for him or her by proxy.	Any person authorized to vote may authorize another person or persons to act for him or her by proxy.
Unless otherwise provided in the articles of incorporation or bylaws, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.	For stock corporations, the certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.
When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.
The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting.
Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by the vote of the majority of holders of outstanding shares entitled to vote at a shareholder meeting.	Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.
Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting.	Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote.

Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.	Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.
Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.	Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.
Directors
The board of directors must consist of at least one member.	The board of directors must consist of at least one member.
Number of members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board pursuant to the bylaws.	Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.
If the board of directors is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.
Removal:	Removal:
• Any or all of the directors may be removed for cause by vote of the shareholders.	• Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.
• If the articles of incorporation or the bylaws so provide, any or all of the directors	• In the case of a classified board, shareholders may effect removal of any or all may be removed without cause by vote of the shareholders
Dissenter’s Rights of Appraisal
With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.	With limited exceptions, appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation.
A holder of any adversely affected shares who does not vote on, or consent in writing to, an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment	The certificate of incorporation may provide that appraisal rights are available for shares as a result of an amendment to the certificate of incorporation, any merger or consolidation or the sale of all or substantially all of the assets.
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

In addition to the tax consequences discussed below, we may be subject to tax in one or more other jurisdictions, including Greece, Cyprus, Malta, Singapore and Germany, where we currently conduct or have previously conducted activities. We expect that our tax exposure in these jurisdictions is immaterial.

Marshall Islands Tax Consequences

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders.

Material United States Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences to us of our activities and to U.S. Holders and Non-U.S. Holders (each as defined below) of the ownership and disposition of our common shares. This discussion is not a complete analysis or listing of all of the possible tax consequences to our shareholders of the ownership and disposition of our common shares and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with shareholders that will hold common shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, at any time, 10% or more of the value of our stock or 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of shareholders, such as (i) financial institutions, (ii) regulated investment companies, (iii) real estate investment trusts, (iv) tax-exempt entities, (v) insurance companies, (vi) persons holding the common shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle,” (vii) persons that acquired common shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, (viii) U.S. expatriates, (ix) individuals, corporations or other persons subject to an alternative minimum tax, the “base erosion and antiavoidance” tax or the net investment income tax, (x) dealers or traders in securities or currencies, (xi) persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement” and (xii) U.S. shareholders whose functional currency is not the U.S. dollar. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law of the ownership of our common shares.

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

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code and the Treasury Regulations thereunder, a non-U.S. corporation will be exempt from U.S. federal income taxation on its U.S. source shipping income if:

(1)	it is organized in a country that grants an “equivalent exemption” from tax to corporations organized in the United States in respect of each category of shipping income for which exemption is being claimed under Section 883 of the Code (a “qualified foreign country”); and
(2)	one of the following tests is met: (A) more than 50% of the value of its shares is beneficially owned, directly or indirectly, by “qualified shareholders,” which term includes individuals that (i) are “residents” of qualified foreign countries and (ii) comply with certain substantiation requirements (the “50% Ownership Test”); (B) it is a “controlled foreign corporation” and it satisfies an ownership test (the “CFC Test”); or (C) its shares are “primarily and regularly traded on an established securities market” in a qualified foreign country or in the United States (the “Publicly–Traded Test”). We do not currently anticipate circumstances under which we would be able to satisfy the 50% Ownership Test or the CFC Test. Our ability to satisfy the Publicly-Traded Test is described below.

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

Based on information contained in Schedules 13G and 13D filing with the U.S. Securities and Exchange Commission, we believe that we satisfy the Publicly Traded Test for 2023 and 2024 because we are not subject to the 5% Override Rule for these years because 5% Shareholders did not collectively own more than 50% of our outstanding common stock for more than half of the days in 2023 and 2024, respectively. Accordingly, we believe that we qualify for exemption under Section 883 for 2023 and 2024. However, we may not qualify for this exemption from U.S. federal income tax on our U.S. source shipping income in subsequent taxable years due to the factual nature of this inquiry.

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

U.S. Federal Income Taxation of U.S. Holders

As used herein, a “U.S. Holder” is a beneficial owner of a common share that is: (1) a citizen of or an individual resident of the United States, as determined for U.S. federal income tax purposes; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

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

If the common shares are readily tradable on an established securities market in the United States within the meaning of the Code, such as the NASDAQ Global Select Market, and if certain holding period and other requirements (including a requirement that we are not a PFIC in the year of the dividend or the preceding year) are met, dividends received by noncorporate U.S. Holders will be “qualified dividend income” to such U.S. Holders. Qualified dividend income received by non-corporate U.S. Holders (including an individual) will be subject to U.S. federal income tax at preferential rates.

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

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. If we were treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election (a “Non-Electing Holder”) would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

(1)	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common shares;
(2)	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income and would not be “qualified dividend income”; and
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

Sale, Exchange or Other Disposition of Common Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares, unless:

(1)	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States; in general, in the case of a Non-U.S. Holder entitled to the benefits of an applicable U.S. income tax treaty with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or
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

Since 2020, we have entered into various interest rate swaps with ING, SEB, NBG, ABN AMRO and Citibank Europe PLC (“Citi”) to convert a portion of our debt from floating to fixed rate. During the year ended December 31, 2024, some of these interest rate swaps were terminated early or expired. The following table summarizes the interest rate swaps in place as of December 31, 2024.

Counterparty	Trading Date	Inception	Expiry	Fixed Rate	Initial Notional (‘000)	Current Notional (‘000)
ING	Mar-20	Mar-20	Mar-26	0.7000%	$29,960	$19,795
ING	Mar-20	Apr-20	Oct-25	0.7000%	$39,375	$22,500
SEB	Mar-20	Apr-20	Jan-25	0.7270%	$58,885	$38,494
ING	Jul-20	Jul-20	Jul-26	0.3700%	$70,000	$20,417
SEB	Feb-21	Apr-21	Jan-26	0.4525%	$37,050	$9,750

The above interest rate swaps were designated and qualified as cash flow hedges while they are in effect with the exception of those swaps that have been entered with SEB (the swaps with current notional amount of $38.5 million that expire in January 2025) which were de-designated from cash flow hedge on September 30, 2024 since they no longer meet the hedging relationship criteria. The effective portion of the unrealized gains/losses from those swaps is recorded in Other Comprehensive Income / (Loss). No portion of the cash flow hedges was ineffective during the years ended December 31, 2022, 2023 and 2024. Following the prepayment of the ING facility (as discussed above in “Item 5. Operating and Financial Review and Prospects––B. Liquidity and Capital Resources––Facilities Repaid in 2024 and 2025”), we early terminated the existing interest rate swap agreements with ING (the swaps with current notional amount of $22.5 million) which were originally set to mature in October 2025. Furthermore, following the prepayment of the SEB $39.0 million facility (as discussed above in “Item 5. Operating and Financial Review and Prospects––B. Liquidity and Capital Resources––Facilities Repaid in 2024 and 2025”), we early terminated the existing interest rate swap agreements with SEB (the swaps with current notional amount of $9.8 million) which were originally set to mature in January 2026.

As of December 31, 2024, all of our outstanding debt is floating rate, please see “Item 5. Operating and Financial Review and Prospects––B. Liquidity and Capital Resources—Senior Secured Credit Facilities.” The total interest expense of our outstanding debt for the year ended December 31, 2024 was $87.2 million. Our estimated total interest expense for the year ending December 31, 2025 is expected to be $68.1 million. The interest expense related to the floating rate debt reflects an assumed SOFR-based applicable rate of 4.3051% (the three-month SOFR rate as of December 31, 2024, plus the relevant margin of the applicable debt and lease financing arrangement. The following table sets forth the sensitivity of our outstanding debt, including the effect of our interest rate swaps, in millions of Dollars, as of December 31, 2024, as to a 100 basis point increase in SOFR during the next five years.

For the year	Estimated amount	Estimated amount	Increase in interest expense if SOFR increases by 100 basis points
ending December 31,	of interest expense	of interest expense after an increase of 100 basis points
2025	68.1	80.7	12.6
2026	53.2	62.4	9.2
2027	34.3	40.1	5.8
2028	19.6	22.9	3.3
2029	9.9	11.5	1.6

Currency and Exchange Rates

We generate most of our revenues in Dollars. During 2024, from our Vessel operating expenses, approximately 7% were incurred in currencies other than the Dollar, while approximately 5% were incurred in Euros. Further, 47% of our General and administrative expenses were incurred in currencies other than the Dollar during 2024, of which approximately 37% were incurred in Euros. For accounting purposes, expenses incurred in Euros or other foreign currencies (except Dollars) are converted into Dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the Dollar and the Euro, which could affect the amount of net income that we report in future periods. As of December 31, 2024, the effect of an adverse movement in Dollar/Euro exchange rates by 1% would have resulted in an increase of $0.15 million and $0.26 million in our General and administrative expense and our operating expenses, respectively. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. The use of financial derivatives or non-derivative instruments, including foreign exchange forward agreements, would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative or non-derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

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

During the years ended December 31, 2023 and 2024, we entered into a number of FFAs on the Capesize, Panamax and Supramax indexes. We use the freight derivatives as an economic hedge for our vessels that are being chartered in the spot market, effectively locking-in an approximate amount of revenue that we expect to receive from such vessels’ relevant periods. Our FFAs are settled mainly through reputable exchanges such as EEX or SGX, so as to limit our exposure in over-the counter transactions. Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility and the valuation of the open position under such contracts. Our freight derivatives do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in earnings. Freight derivatives are treated as assets/liabilities until they are settled.

As of December 31, 2023, the fair value of our outstanding freight derivatives was a payable of $5.8 million and as of December 31, 2024, the fair value of our outstanding freight derivatives was a receivable of $0.1 million. A change in the daily forward rates of $1,000 would not have a material impact in the Company’s financial position as of December 31, 2024. In 2023, we recorded a net loss on our freight derivatives of $3.9 million and in 2024, we recorded a net loss of $4.1 million.

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

During the years ended December 31, 2023 and 2024, we entered into a number of bunker swaps. We use these bunker swaps as an economic hedge to reduce the risk on bunker price differentials. Our bunker swaps are settled through reputable exchanges such as ICE so as to limit our exposure in over the counter transactions. Our bunker swaps do not qualify as cash flow hedges for accounting purposes and therefore gains or losses are recognized in earnings. Bunker swaps are treated as assets/liabilities until they are settled.

As of December 31, 2023, we didn’t have outstanding open positions under any bunker swap agreements. As of December 31, 2024, the fair value of our outstanding bunker swap agreements was a receivable of $0.1 million, all of them expiring within the year of 2025. In 2023 we recorded a total net gain of $2.7 million on our bunker swaps while in 2024 we recorded a total net gain of $0.1 million on our bunker swaps.

Item 12.	Description of Securities Other than Equity Securities

A.       Debt securities

Not Applicable.

B.       Warrants and rights

Not Applicable.

C.       Other securities

Not Applicable.

D.       American depositary shares

Not Applicable.

PART II.

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

On March 4, 2024, we appointed Computershare Trust Company, N.A. as the Company’s sole Transfer Agent and Registrar of our shares trading under ticker symbol “SBLK” on NASDAQ.

Item 15.	Controls and Procedures

(a)       Disclosure Controls and Procedures

As of December 31, 2024, our management (with the participation of our Chief Executive Officer and Co-Chief Financial Officers) conducted an evaluation pursuant to Rule 13a-15 and 15d-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Co-Chief Financial Officers concluded that as of December 31, 2024, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our Chief Executive Officer and Co-Chief Financial Officers, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission.

(b)       Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15 and 15d-15 under the Securities and Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed by, or under the supervision of our Chief Executive Officer and Co-Chief Financial Officers, and carried out by our Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our consolidated financial statements for external reporting purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets;
•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in the “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, (2013 Framework).

Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2024 is effective.

(c)       Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 has been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report which appears below.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Star Bulk Carriers Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Star Bulk Carriers Corp. and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated March 19, 2025, expressed an unqualified opinion on those financial statements.

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

March 19, 2025

(d)       Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report (including any change that occurred as a result of the Eagle Merger or otherwise) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our Board of Directors has determined that Mr. Karellis, whose biographical details are included in “Item 6. Directors and Senior Management” and who is the chairman of our Audit Committee, qualifies as a financial expert and is considered to be independent according to the Commission rules.

Item 16B.	Code of Business Ethics

We have adopted an Amended and Restated Code of Business Conduct and Ethics (the “Code of Business Ethics”) that applies to our directors, officers and employees. A copy of our Code of Business Ethics is posted in the “Corporate Governance” section of our website, and may be viewed at http://www.starbulk.com/gr/en/code-of-ethics/. We amended our Code of Business Ethics in 2023 to address the enhancement of the Company’s ESG Commitments, which are based on the Global Reporting Initiative Standards and the UN Global Compact Principles. Any waivers that are granted from any provision of our Code of Business Ethics may be disclosed on our website within five business days following the date of such waiver. The information contained on or connected to our website is not part of this annual report. We will also provide a hard copy of our Code of Business Ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece.

Item 16C.	Principal Accountant Fees and Services

Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2023 and 2024. This table below sets forth the total amounts billed and accrued for Deloitte Certified Public Accountants S.A., the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively, “Deloitte”).

(In thousands of Dollars)	2023	2024
Audit fees (a)	$688	$1,177
Audit-related fees (b)	49	50
Tax fees (c)	181	73
All other fees (d)	48	39
Total fees	$966	$1,339

(a)	Audit Fees: Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

(b)	Audit-Related Fees: Audit-related fees represent compensation for certain agreed upon procedures performed. Audit-related fees are approved by the Audit Committee.

(c)	Tax Fees: Tax fees represent fees for professional services for tax compliance, tax advice and tax planning. Tax fees are approved by the Audit Committee.

(d)	All Other Fees: All other fees include professional services rendered in connection with assistance provided with the Company’s cybersecurity assessment and market benchmarking consulting services. All other fees are approved by the Audit Committee.

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

Share Repurchase Program

On August 5, 2021, our Board of Directors authorized a share repurchase program to purchase up to an aggregate of $50.0 million of our common shares. On May 16, 2023, the Company’s Board of Directors cancelled the previous share repurchase program under which $8.5 million was still outstanding to be repurchased and authorized a new share repurchase program, with similar terms, of up to an aggregate of $50.0 million (the “2023 Share Repurchase Program”). On December 13, 2024, our Board of Directors cancelled the existing $50.0 million share repurchase program under which $28.9 million was still outstanding to be repurchased and authorized a new share repurchase program of up to an aggregate of $100.0 million (the “2024 Share Repurchase Program”) under the same conditions applying as per the 2023 Share Repurchase Program. The timing and amount of any repurchases will be in the sole discretion of our management team, and will depend on legal requirements, market conditions, share price, alternative uses of capital and other factors.

Repurchases of common shares may take place in privately negotiated transactions, in open market transactions pursuant to Rule 10b-18 of the Exchange Act and/or pursuant to a trading plan adopted in accordance with Rule 10b5-1 of the Exchange Act. We are not obligated under the terms of the Share Repurchase Program to repurchase any of our common shares. The 2024 Share Repurchase Program has no expiration date and may be suspended or terminated by us at any time without prior notice. We will cancel common shares repurchased as part of this program. During the year ended December 31, 2024, we purchased the following common shares:

Period	(a) Total Number of Shares (or Units) Purchased (1)	(b) Average Price Paid per Share (or Unit) (2)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1-31, 2024
February 1-29, 2024
March 1-31, 2024
April 1-30, 2024
May 1-31, 2024
June 1-30, 2024
July 1-31, 2024
August 1-31, 2024
September 1-30, 2024	933,004 (1)	$20.61	933,004	$28,874,151
October 1-31, 2024
November 1-30, 2024
December 1-31, 2024	393,474 (1)	$15.37	393,474	$93,946,487
Total	1,326,478	N/A	1,326,478	N/A

(1)	These shares were repurchased under the 2023 Share Repurchase Program of up to an aggregate of $50.0 million covering the period from May 16, 2023, to December 13, 2024, approved by our Board of Directors in May 2023, and the 2024 Share Repurchase Program of up to an aggregate of $100.0 million covering the period beginning from December 13, 2024, with no expiration date, approved by our Board of Directors in December 2024 upon cancellation of the 2023 Share Repurchase Program under which $28.9 million was still outstanding to be repurchased and authorization of the 2024 Share Repurchase Program.
(2)	The average price paid per share does not include commissions paid for each transaction.

The repurchased shares were cancelled and removed from the Company’s share capital as of December 31, 2024.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

As a foreign private issuer, we are permitted to follow home country practices in lieu of certain Nasdaq corporate governance requirements. We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. We are exempt from many of Nasdaq’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, disclosure of board diversity, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices, the voting rights requirement, and the establishment and composition of an audit committee and a formal written audit committee charter. The practices we follow in lieu of Nasdaq’s corporate governance requirements are as follows:

•	While our Board of Directors is currently comprised of directors a majority of whom are independent under Nasdaq rules, we cannot assure you that in the future we will have a majority of independent directors. Our Board of Directors does not hold annual meetings or executive sessions at which only independent directors are present.

•	Consistent with Marshall Islands law requirements, in lieu of obtaining an independent review of related party transactions for conflicts of interests, our Bylaws require any director who has a potential conflict of interest to identify and declare the nature of the conflict to the Board of Directors at the next meeting of the Board of Directors. Our Code of Business Ethics and Bylaws additionally provide that related party transactions must be reviewed by the Audit Committee and approved by a majority of the independent and disinterested directors. If the votes of such independent and disinterested directors are insufficient to constitute an act of the Board of Directors, then the related party transaction may be approved by a unanimous vote of the disinterested directors.
•	In lieu of obtaining shareholder approval prior to the issuance of designated securities, we plan to obtain the approval of our Board of Directors for such share issuances.
•	While our Audit, Compensation and Nomination and Corporate Governance Committees are currently comprised of directors who are all independent, we cannot assure you that in the future we will have committees composed completely of independent directors. Our Audit Committee is composed of only two directors.

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

Other than as noted above, we are in full compliance with applicable Nasdaq corporate governance standard requirements for U.S. domestic issuers.

Item 16H.	Mine Safety Disclosure

Not Applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

Item 16J.	Insider Trading Policies

Our board of directors has adopted an insider trading policy, which governs the purchase, sale, and other dispositions of our securities by directors, officers, representatives, agents and all workers performing duties on behalf of the Company as well as their family members, that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our Insider Trading Policy is filed as Exhibit 11.2 to this annual report.

Item 16K.	Cybersecurity

Risk Management and Strategy

We have implemented a cybersecurity strategy involving various dedicated personnel and resources aimed at preventing, detecting and responding to cyberattacks, as well as being able to recover promptly in the event of material impact following a cyberattack. Additionally, we regularly update our cybersecurity processes to address cybersecurity trends and threats. Cybersecurity processes have been established to address material cybersecurity risks, including in connection with the following areas:

•	information technology and solution usage;
•	access control;
•	patch management;
•	security on specific environments (i.e. cloud, virtualization, SAP, automated systems, IoT, etc.);
•	log management;
•	network security;
•	systems security standards;
•	remote access;
•	cryptography
•	mobile devices;
•	third-party management (including cybersecurity requirements in contracts); and
•	incident management.

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

In the event of a cyberattack, our third-party information technology service provider (the “IT Service Provider”) uses escalation channels to inform the management as further described below.

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

Governance

Our information technology and cybersecurity is undertaken by the IT Service Provider with more than 15 years of track record in IT services and cyber risk management. The IT Service Provider oversees the prevention, detection, mitigation, and remediation of cybersecurity incidents and develops plans to mitigate such risks, which are validated by the Chief Strategy Officer and shared with the ESG Committee.

The ESG Committee oversees that the cybersecurity risks are well managed and reports on such management to the Board of Directors. The Board of Directors is also informed of such risks, as well as other cybersecurity matters, through quarterly reports from the Chief Strategy Officer. Our Chief Strategy Officer is responsible for overseeing the alignment of the cybersecurity strategy with the strategic plan of the Company.

PART III.

Item 17.	Financial Statements

See “Item 18. Financial Statements.”

Item 18.	Financial Statements

The financial statements beginning on page F-1 together with the respective reports of the Independent Registered Public Accounting Firms are filed as part of this annual report.

Item 19.	Exhibits

Exhibit
Number                   Description

1.1	Fourth Amended and Restated Articles of Incorporation of Star Bulk Carriers Corp. (included as Exhibit 3.1 of the Company’s Form 6-K, which was filed with the Commission on June 23, 2016 and incorporated herein by reference).
1.2	Third Amended and Restated Bylaws of the Company (included as Exhibit 1.2 of the Company’s Form 20-F, which was filed with the Commission on April 8, 2015 and incorporated herein by reference).
2.1	Form of Share Certificate (included as Exhibit 2.1 of the Company’s Form 20-F, which was filed with the Commission on April 8, 2015 and incorporated herein by reference).
2.2*	Description of Common Shares.
4.1	Amended and Restated Registration Rights Agreement dated July 11, 2014 (included as Annex E to Exhibit 99.1 to the Company’s Current Report on Form 6-K, dated June 20, 2014 and incorporated herein by reference).
4.2	Amendment No. 1 to Amended and Restated Registration Rights Agreement dated August 28, 2014 (included as Exhibit 99.2 to the Company’s Current Report on Form 6-K, dated September 3, 2014 and incorporated herein by reference).
4.3	Amendment No. 2 to Amended and Restated Registration Rights Agreement dated May 15, 2017 (included as Exhibit 4.3 to the Company’s Form 20-F, which was filed with the Commission on March 27, 2020 and incorporated herein by reference).
4.4	Amendment No. 3 to Amended and Restated Registration Rights Agreement dated August 3, 2018 (included as Exhibit 4.4 to the Company’s Form 20-F, which was filed with the Commission on March 27, 2020 and incorporated herein by reference).
4.5	Pappas Shareholder Agreement by and among the Company and the parties named therein dated July 11, 2014 (included as Exhibit 99.3 to the Company’s Current Report on Form 6-K, dated June 16, 2014 and incorporated herein by reference).
8.1*	Subsidiaries of the Company.
11.1*	Amended and Restated Code of Business Conduct and Ethics.
11.2*	Insider Trading Policy.
12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
13.1*	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.
15.1*	Consent of Independent Registered Public Accounting Firm (Deloitte Certified Public Accountants S.A.).
97.1	Incentive Based Compensation Recovery Policy (included as Exhibit 97.1 to the Company’s Form 20-F, which was filed with the Commission on March 13, 2024 and incorporated herein by reference).
101	The following materials from the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, formatted in Extensible Business Reporting Language (XBRL):

(i)	Consolidated Balance Sheets as of December 31, 2023 and 2024;
(ii)	Consolidated Income Statements for the years ended December 31, 2022, 2023 and 2024;
(iii)	Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2022, 2023 and 2024;
(iv)	Consolidated Statements of Shareholders’ Equity for the for the years ended December 31, 2022, 2023 and 2024;
(v)	Consolidated Statements of Cash Flows for the for the years ended December 31, 2022, 2023 and 2024; and
(vi)	the Notes to Consolidated Financial Statements.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 19, 2025

Star Bulk Carriers Corp. (Registrant)

By:	/s/ Petros Pappas
Name: Petros Pappas
Title: Chief Executive Officer

1

STAR BULK CARRIERS CORP.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Star Bulk Carriers Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Star Bulk Carriers Corp. and subsidiaries (the “Company”) as of December 31, 2023 and 2024, the related consolidated income statements, consolidated statements of comprehensive income/(loss), shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 19, 2025

We served as the Company’s auditor since 2018.

STAR BULK CARRIERS CORP.

Consolidated Balance Sheets
As of December 31, 2023 and 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	December 31, 2023	December 31, 2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$227,481	$425,066
Restricted cash, current (Notes 8 and 18)	32,248	11,218
Trade accounts receivable, net	68,624	79,303
Inventories (Note 4)	62,362	78,589
Due from managers	23	45
Due from related parties (Note 3)	38	37
Prepaid expenses and other receivables	19,296	18,873
Derivatives, current asset portion (Note 18)	6,305	2,177
Accrued income	—	67
Other current assets (Note 16)	22,830	43,598
Vessel held for sale (Note 5)	15,190	—
Total Current Assets	454,397	658,973

FIXED ASSETS
Advances for vessels under construction (Note 5)	—	27,526
Vessels and other fixed assets, net (Note 5)	2,539,743	3,208,357
Total Fixed Assets	2,539,743	3,235,883

OTHER NON-CURRENT ASSETS
Long term investment (Note 3)	1,736	1,733
Restricted cash, non-current (Note 8)	2,021	4,596
Operating leases, right-of-use assets (Note 6)	27,825	184,509
Derivatives, non-current asset portion (Note 18)	2,533	330
Other non-current assets	—	354
TOTAL ASSETS	$3,028,255	$4,086,378

LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term bank loans (Note 8)	$249,125	$221,147
Lease financing short term (Note 7)	2,731	2,731
Accounts payable	39,317	51,591
Due to managers	7,386	10,938
Due to related parties (Note 3)	1,659	3,274
Accrued liabilities (Note 13)	31,372	62,607
Operating lease liabilities, current (Note 6)	5,251	28,227
Derivatives, current liability portion (Note 18)	5,784	—
Deferred revenue	16,738	17,297
Other current liabilities	—	2,000
Total Current Liabilities	359,363	399,812

NON-CURRENT LIABILITIES
Long-term bank loans, net of current portion and unamortized loan issuance costs of $8,508 and $7,606, as of December 31, 2023 and 2024, respectively (Note 8)	970,039	1,035,135
Lease financing long term, net of unamortized lease issuance costs of $98 and $51, as of December 31, 2023 and 2024, respectively (Note 7)	15,208	12,524
Operating lease liabilities, non-current (Note 6)	22,574	156,282
Other non-current liabilities	1,001	850
TOTAL LIABILITIES	1,368,185	1,604,603

COMMITMENTS & CONTINGENCIES (Note 15)

SHAREHOLDERS' EQUITY
Preferred Shares; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2023 and 2024, respectively (Note 9)	—	—
Common Shares, $0.01 par value, 300,000,000 shares authorized; 84,016,892 shares issued and outstanding as of December 31, 2023; 117,630,112 shares issued and outstanding as of December 31, 2024 (Note 9)	840	1,142
Additional paid in capital (Note 9)	2,287,055	3,083,906
Accumulated other comprehensive income/(loss)	5,393	2,299
Accumulated deficit	(633,218)	(605,572)
Total Shareholders' Equity	1,660,070	2,481,775
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,028,255	$4,086,378

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Income Statements
For the years ended December 31, 2022, 2023 and 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Years ended December 31,
	2022	2023	2024

Revenues:
Voyage revenues (Note 16)	$1,437,156	$949,269	$1,265,458

Expenses/(Income):
Voyage expenses (Notes 3 and 17)	286,534	253,843	266,225
Charter-in hire expenses (Note 6)	21,020	17,656	58,003
Vessel operating expenses (Note 17)	228,616	221,327	274,991
Dry docking expenses	47,718	41,969	62,728
Depreciation (Note 5)	156,733	138,429	164,055
Management fees (Notes 3 and 10)	19,071	16,809	18,956
General and administrative expenses (Note 3)	56,826	54,413	70,778
Impairment loss (Notes 5 and 18)	-	17,838	1,800
Loss on write-down of inventory (Note 2j)	17,326	9,318	6,286
Other operational loss	2,380	952	2,326
Other operational gain (Note 5)	(8,794)	(33,980)	(4,740)
Loss on bad debt (Note 2i)	677	300	308
(Gain)/Loss on forward freight agreements and bunker swaps, net (Note 18)	1,451	1,336	4,033
Gain on sale of vessels (Note 5)	-	(29,399)	(43,287)
Total operating expenses, net	829,558	710,811	882,462
Operating income	607,598	238,458	382,996

Other Income/ (Expenses):
Interest and finance costs (Note 8)	(52,578)	(71,319)	(91,827)
Interest income and other income/(loss)	7,050	15,228	16,378
Gain/(Loss) on derivative financial instruments, net (Note 18)	-	(3,539)	(1,861)
Gain/ (Loss) on debt extinguishment, net (Note 8)	4,064	(5,149)	(1,144)
Total other expenses, net	(41,464)	(64,779)	(78,454)

Income before taxes and equity in income/ (loss) of investee	$566,134	$173,679	$304,542
Income tax (expense)/refund (Note 14)	(244)	(183)	116
Income before equity in income/(loss) of investee	565,890	173,496	304,658
Equity in income/(loss) of investee (Note 3)	109	60	(4)
Net income	565,999	173,556	304,654
Earnings per share, basic	$5.54	$1.76	$2.85
Earnings per share, diluted	5.52	1.75	2.80
Weighted average number of shares outstanding, basic (Note 12)	102,153,255	98,457,929	106,883,330
Weighted average number of shares outstanding, diluted (Note 12)	102,536,966	98,928,011	108,702,988

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Statements of Comprehensive Income / (Loss)
For the years ended December 31, 2022, 2023 and 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Years ended December 31,
	2022	2023	2024
Net income	$565,999	$173,556	$304,654
Other comprehensive income / (loss):
Unrealized gains / losses from cash flow hedges:
Unrealized gain / (loss) from hedging interest rate swaps recognized in Other comprehensive income/(loss) before reclassifications	24,073	5,950	2,738
Unrealized gain / (loss) from hedging foreign currency forward contracts recognized in Other comprehensive income/(loss) before reclassifications	—	267	(267)
Less:
Reclassification adjustments of interest rate swap gain/(loss) (Note 18)	(10,044)	(21,786)	(5,565)
Other comprehensive income / (loss)	14,029	(15,569)	(3,094)
Total comprehensive income	$580,028	$157,987	$301,560

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2022, 2023 and 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive income/(loss)	Accumulated deficit	Total Shareholders' Equity
BALANCE, January 1, 2022	102,294,758	$1,023	$2,618,319	$6,933	$(546,257)	$2,080,018
Net income	-	-	-	-	565,999	565,999
Other comprehensive income / (loss)	-	-	-	14,029	-	14,029
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 9)	697,979	7	28,474	-	-	28,481
Equity offering, net (Note 9)	654,690	7	19,340	-	-	19,347
Repurchase and cancellation of common shares, net (Note 9)	(790,011)	(8)	(20,060)	-	-	(20,068)
Dividends declared ($6.50 per share) (Note 9)	-	-	-	-	(668,464)	(668,464)
BALANCE, December 31, 2022	102,857,416	$1,029	$2,646,073	$20,962	$(648,722)	$2,019,342
Net income	-	-	-	-	173,556	173,556
Other comprehensive income / (loss)	-	-	-	(15,569)	-	(15,569)
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 9)	1,126,472	17	20,860	-	-	20,877
Dividends declared ($1.57 per share) (Note 9)	-	-	-	-	(158,052)	(158,052)
Cancellation of Songa shares	(6,706)	-	-	-	-	-
Equity offering, net (Note 9)	678,282	-	13,024	-	-	13,024
Repurchase and cancellation of common shares, net (Notes 3 and 9)	(20,638,572)	(206)	(392,902)	-	-	(393,108)
BALANCE, December 31, 2023	84,016,892	$840	$2,287,055	$5,393	$(633,218)	$1,660,070
Net income	-	-	-	-	304,654	304,654
Other comprehensive income / (loss)	-	-	-	(3,094)	-	(3,094)
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 9)	886,095	8	18,320	-	-	18,328
Dividends declared ($2.50 per share) (Note 9)	-	-	-	-	(277,008)	(277,008)
Offering expenses	-	-	(96)	-	-	(96)
Issuance of common stock for Eagle Merger (Note 1)	28,082,319	281	665,270	-	-	665,551
Convertible Notes conversion (Note 8)	5,971,284	60	138,621	-	-	138,681
Repurchase and cancellation of common shares, net (Note 9)	(1,326,478)	(13)	(25,292)	-	-	(25,305)
Sale of subsidiaries	-	(34)	28	-	-	(6)
BALANCE, December 31, 2024	117,630,112	$1,142	$3,083,906	$2,999	$(605,572)	$2,481,775

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Statements of Cash Flows
For the years ended December 31, 2022, 2023 and 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Years ended December 31,
	2022	2023	2024
Cash Flows from Operating Activities:
Net income	$565,999	$173,556	$304,654
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation	156,733	138,429	164,055
Amortization of debt (loans & leases) issuance costs	4,918	3,661	3,583
Noncash lease expense	10,638	9,793	18,385
Gain/(Loss) on debt extinguishment, net	(4,064)	5,149	1,144
Impairment loss	-	17,838	1,800
Gain on sale of vessels	-	(29,399)	(43,287)
Loss on bad debt	677	300	308
Share-based compensation	28,481	20,877	18,328
Gain from insurance proceeds relating to vessel total loss	-	(28,163)	-
Loss on write-down of inventory	17,326	9,318	6,286
Change in fair value of derivatives	(2,583)	9,662	(3,372)
Other non-cash charges	(225)	170	(190)
Write-off of current assets	607	-	-
Gain on hull and machinery claims	-	(200)	(898)
Equity in income/(loss) of investee	(109)	(60)	4
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	(3,650)	14,396	33,600
Inventories	(9,411)	(5,851)	1,925
Prepaid expenses and other receivables	(3,818)	(6,829)	(11,187)
Derivatives asset	(91)	6,625	1,066
Accrued income	-	-	(67)
Due from related parties	(82)	286	1
Due from managers	9,338	61	(22)
Increase/(Decrease) in:
Accounts payable	11,563	7,306	(6,617)
Operating lease liability	(10,638)	(9,792)	(18,387)
Due to related parties	75	158	1,615
Accrued liabilities	4,031	(2,610)	(3,471)
Due to managers	2,459	1,042	3,552
Deferred revenue	(8,276)	54	(3,654)
Other current liabilities	-	-	2,000
Net cash provided by / (used in) Operating Activities	769,898	335,777	471,154

Cash Flows from Investing Activities:
Advances for vessels acquisitions, vessels under construction, vessel upgrades and other fixed assets	(25,403)	(18,091)	(55,095)
Cash proceeds from vessel sales	-	195,968	303,232
Cash proceeds from vessel total loss	-	55,000	-
Cash acquired related to the Eagle Merger	-	-	104,325
Hull and machinery insurance proceeds	4,531	2,641	3,716
Net cash provided by / (used in) Investing Activities	(20,872)	235,518	356,178

Cash Flows from Financing Activities:
Proceeds from bank loans	315,000	441,405	388,120
Loan and lease prepayments and repayments	(576,025)	(492,570)	(730,134)
Financing and debt extinguishment fees paid	(5,543)	(6,588)	(3,779)
Dividends paid	(668,697)	(158,052)	(277,008)
Proceeds from issuance of common stock	19,792	13,165	-
Offering expenses paid	(412)	(141)	(96)
Repurchase of common shares	(20,068)	(393,108)	(25,305)
Net cash provided by / (used in) Financing Activities	(935,953)	(595,889)	(648,202)

Net increase/(decrease) in cash and cash equivalents and restricted cash	(186,927)	(24,594)	179,130
Cash and cash equivalents and restricted cash at beginning of period	473,271	286,344	261,750

Cash and cash equivalents and restricted cash at end of period	$286,344	$261,750	$440,880
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest, net of amount capitalized	$49,598	$56,025	$87,523
Non-cash investing and financing activities:
Shares issued in connection with Eagle Merger	-	-	665,551
Vessel upgrades	-	2,916	5,932
Assumed bank loans and Convertible notes debt related to Eagle Merger	-	-	514,180
Right-of-use assets and lease obligations for charter-in contracts	-	-	171,615
Unpaid offering expenses	33	-	-
Reconciliation of (a) cash and cash equivalents, and restricted cash reported within the consolidated balance sheets to (b) the total amount of such items reported in the statements of cash flows:
Cash and cash equivalents	$269,754	$227,481	$425,066
Restricted cash, current	14,569	32,248	11,218
Restricted cash, non-current	2,021	2,021	4,596
Cash and cash equivalents and restricted cash at end of period shown in the statement of cash flows	$286,344	$261,750	$440,880

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information:

The consolidated financial statements as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024 include the accounts of Star Bulk Carriers Corp. (“Star Bulk”) and its wholly owned subsidiaries as set forth below (collectively, the “Company”).

Star Bulk was incorporated on December 13, 2006 under the laws of the Marshall Islands and maintains offices in Athens, New York, Connecticut (Stamford) and Singapore. The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of dry bulk carrier vessels. Since December 3, 2007, Star Bulk shares trade on the NASDAQ Global Select Market under the ticker symbol “SBLK”.

As of December 31, 2024, following the completion of the Eagle Merger (as defined below), the Company owned a modern fleet of 151 dry bulk vessels consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with a carrying capacity between 53,489 deadweight tonnage (“dwt”) and 209,537, dwt, and a combined carrying capacity of 14.6 million dwt and an average age of 12.1 years. Also, the Company has entered into firm shipbuilding contracts for the construction of five 82,000 dwt Kamsarmax newbuilding vessels with expected deliveries between November 2025 and August 2026. In addition, through certain of its subsidiaries, the Company charters-in a number of third-party vessels on both a short-term and long-term basis to increase its operating capacity in order to satisfy its clients’ needs. Lastly, the Company has entered into long-term charter-in arrangements with respect to six newbuilding vessels, which were delivered during 2024 with an approximate duration of seven years per vessel, plus optional years depending on the Company’s discretion.

Eagle Merger

On December 11, 2023, the Company entered into a definitive agreement with Eagle Bulk Shipping Inc. (“Eagle”) (the “Eagle Merger Agreement”) to combine in an all-stock merger (the “Eagle Merger”). Pursuant to the Eagle Merger Agreement, each share of Eagle common stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time (as defined below) of the Eagle Merger (excluding Eagle common stock owned by Eagle, Star Bulk, Star Infinity Corp., a wholly owned subsidiary of Star Bulk, or any of their respective direct or indirect wholly owned subsidiaries) were converted into the right to receive 2.6211 shares, par value $0.01 per share, of Star Bulk common stock.

The Eagle Merger was completed on April 9, 2024 (the “Effective Time”), following Eagle shareholders’ approval and receipt of applicable regulatory approvals and satisfaction of customary closing conditions. Eagle common stock has ceased trading and is no longer listed on the New York Stock Exchange.

At the Effective Time, each share of Eagle common stock issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive 2.6211 shares of Star Bulk common stock, which resulted in the issuance of 28,082,319 shares of Star Bulk common stock. The pre-merger Star Bulk shareholders and the former Eagle shareholders owned approximately 75% and 25%, respectively, of the 112,469,211 issued and outstanding common stock of the Company immediately following the Effective Time. In addition, at the time of the Eagle Merger’s completion, 1,341,584 shares of Star Bulk common stock were issued in exchange for the 511,840 loaned shares of Eagle common stock (the “Eagle loaned shares”) outstanding in connection with Eagle’s 5.00% Convertible Senior Notes due 2024 (the “Convertible Notes”) (Note 8). While Eagle’s share lending agreement with Jefferies Capital Services, LLC (“JCS”) (the “Share Lending Agreement”) did not require cash payment upon return of the shares, physical settlement was required (i.e., the Eagle loaned shares were required to be returned at the end of the arrangement). Due to this share return provision and other contractual undertakings of JCS in the Share Lending Agreement, which had the effect of substantially eliminating the economic dilution that otherwise would result from the issuance of borrowed shares, the shares of Star Bulk common stock issued to replace the Eagle loaned shares were not considered issued and outstanding until their cancelation described below, for accounting purposes and for the purpose of computing the basic and diluted weighted average shares or earnings per share. Upon the maturity date of the Convertible Notes on August 1, 2024, the issued 1,341,584 shares of Star Bulk common stock were cancelled upon return and 5,971,284 shares of Star Bulk common stock were issued for settlement of such Convertible Notes.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

Eagle Merger - continued

Following the closing of the Eagle Merger, Star Bulk is the largest U.S. listed dry bulk shipping company with a global market presence and combined fleet of 155 owned vessels on a fully delivered basis, 97% of which are fitted with scrubbers, ranging from Newcastlemax/Capesize to Ultramax/Supramax vessels. In accordance with the terms of the Eagle Merger Agreement, one director of Eagle has joined the Company’s Board of Directors while the senior management of Star Bulk remain in their current roles and continue to lead the Company.

The following financial information reflects the results of operations of Star Bulk and Eagle since April 9, 2024 included in the Company’s consolidated income statements for the year ended December 31, 2024:

	Star Bulk	Eagle
Voyage revenues	$994,630	$270,828
Operating income	$332,856	$50,140
Net income	$274,756	$29,898

The following unaudited supplemental pro forma consolidated financial information reflects the results of operations for the years ended December 31, 2023 and 2024, as if the Eagle Merger had been consummated on January 1, 2023. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the Eagle Merger actually taken place on January 1, 2023. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations:

	Years ended December 31,
	2023	2024

Pro forma voyage revenues	$1,343,068	$1,368,856
Pro forma operating income	268,393	368,992
Pro forma net income	180,767	289,551
Pro forma income per share, basic	1.43	2.53
Pro forma income per share, diluted	$1.40	$2.45

Accounting for the Eagle Merger

The Eagle Merger was accounted for as an acquisition of Eagle by Star Bulk under the asset acquisition method of accounting in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Star Bulk is treated as the acquiror for accounting purposes. Based on the terms of the Eagle Merger Agreement, the Eagle Merger was determined to not meet the requirements of a business combination under the guidelines of ASC 805, Business Combinations, and ASU 2017-01, Business Combinations (Topic 805). The Eagle Merger consists of acquiring vessels and associated assets and liabilities, which are concentrated in a group of similar identifiable assets, and therefore not considered a business. As a result, the Eagle Merger is treated as an asset acquisition, whereby all assets acquired and liabilities assumed are recorded at the cost of the acquisition, including transaction costs, on the basis of their relative fair value.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1. Basis of Presentation and General Information – (continued):

Accounting for the Eagle Merger – continued

The following table presents a summary of how the consideration paid by Star Bulk for the net assets acquired was determined:

(Dollars in thousands, except per share and share data)	Amounts
Eagle common stock	10,476,091	(a)
Equity awards of Eagle employees and not vested to be replaced	237,853	(b)
Eagle shares exchanged with Star Bulk shares	10,713,944
Fixed exchange ratio	2.6211	(c)
Total Star Bulk common stock issued to Eagle shareholders	28,082,319
Star Bulk closing price per share	$23.70	(d)
Consideration transferred related to value of net assets acquired	$665,551

(a)	Issued and outstanding shares as of April 9, 2024.
(b)	Under the Eagle Merger Agreement, the Company was obligated to replace the equity awards of Eagle employees not vested based on the agreed exchange ratio.
(c)	The exchange ratio was fixed based on the Eagle Merger Agreement.
(d)	Share price of Star Bulk as of April 9, 2024 represents the closing price of Star Bulk common stock for the calculation of the fair value of the Eagle Merger consideration transferred.

The following table presents the fair values of the tangible and intangible assets acquired and liabilities assumed, as well as the calculation of the excess of the net assets acquired over the consideration transferred by Star Bulk:

(Dollars in thousands)	Fair Value
Vessels and vessel improvements	$1,157,000
Advances for BWTS and other assets	1,252
Vessels held for sale	29,254
Inventories	25,783
Cash	104,325
Derivative assets	289
Operating lease right-of use assets	3,454
Other current assets (Accounts receivable, Prepaid expenses, Other current assets)	56,130
Long term debt	(375,500)
Convertible Notes	(138,680)
Operating lease liabilities	(3,454)
Derivative liabilities	(48)
Accounts payable, Accrued liabilities, Unearned charter hire revenue and Other non-current liabilities	(54,041)
Net asset value acquired	$805,764
Consideration transferred	$665,551
Excess of net asset value acquired over consideration transferred	$140,213

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1. Basis of Presentation and General Information – (continued):

Accounting for the Eagle Merger – continued

The total value of $1,213,289 of the 52 vessels acquired in the Eagle Merger (including the two vessels held for sale at the Effective Time) is comprised of (i) $1,157,000 in vessel fair values using an average of valuations obtained from third-party vessel appraisals for 50 vessels, (ii) $29,254 fair value of the 2 vessels held for sale using the sale prices that were agreed upon in the respective contracts, (iii) $25,783 fair value of the initial bunker and lubricant inventories on board the vessels on the acquisition date and (iv) $1,252 of advances for ballast water treatment system installations.

In accordance with the requirements of accounting for the Eagle Merger as an asset acquisition, the value of the vessels was adjusted down by $129,664 after the allocation of the excess amount of $140,213 of net assets acquired over the consideration transferred by Star Bulk and the capitalization of approximately $10,549 of legal, advisory and other professional fees directly related to the Eagle Merger which are presented under “Vessels and other fixed assets, net” in the audited consolidated balance sheet as of December 31, 2024. Of this amount, $8,194 was paid during the year ended December 31, 2024 and is included in “Advances for vessels acquisitions, vessels under construction, vessel upgrades and other fixed assets” in the accompanying consolidated statement of cash flows for the year ended December 31, 2024.

The long-term debt assumed bore interest at variable interest rates and its fair value approximated its outstanding balance due to the variable interest rate nature thereof. Unamortized deferred financing costs associated with long-term debt of Eagle were eliminated as part of its fair value measurement.

The Convertible Notes’ estimated fair value, based on market data on the date of acquisition, was $138,680. The excess fair value amount of $69,311 over its principal amount of $69,369 was allocated to equity under ASC 470-20 Debt: Debt With Conversion and Other Options.

Operating lease right-of-use assets and operating lease liabilities of which Eagle was the lessee (time charter-in agreements of remaining duration of less than twelve months and long-term office rentals) were reassessed on the acquisition date. The acquisition date was considered to be the inception date, and the initial recognition of these leases was performed after considering the terms and conditions of the lease agreements.

The working capital amounts acquired from Eagle approximated their fair values due to their short-term maturities.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

Below is the list of the Company’s wholly owned subsidiaries as of December 31, 2024:

a) Subsidiaries owning vessels in operation:

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
1	Sea Diamond Shipping LLC	Goliath	209,537	July 15, 2015	2015
2	Pearl Shiptrade LLC	Gargantua	209,529	April 2, 2015	2015
3	Star Ennea LLC	Star Gina 2GR	209,475	February 26, 2016	2016
4	Coral Cape Shipping LLC	Maharaj	209,472	July 15, 2015	2015
5	Star Castle II LLC	Star Leo	207,939	May 14, 2018	2018
6	ABY Eleven LLC	Star Laetitia	207,896	August 3, 2018	2017
7	Domus Shipping LLC	Star Ariadne	207,812	March 28, 2017	2017
8	Star Breezer LLC	Star Virgo	207,810	March 1, 2017	2017
9	Star Seeker LLC	Star Libra	207,765	June 6, 2016	2016
10	ABY Nine LLC	Star Sienna	207,721	August 3, 2018	2017
11	Clearwater Shipping LLC	Star Marisa	207,709	March 11 2016	2016
12	ABY Ten LLC	Star Karlie	207,566	August 3, 2018	2016
13	Star Castle I LLC	Star Eleni	207,555	January 3, 2018	2018
14	Festive Shipping LLC	Star Magnanimus	207,526	March 26, 2018	2018
15	New Era II Shipping LLC	Debbie H	206,861	May 28, 2019	2019
16	New Era III Shipping LLC	Star Ayesha	206,852	July 15, 2019	2019
17	New Era I Shipping LLC	Katie K	206,839	April 16, 2019	2019
18	Cape Ocean Maritime LLC	Leviathan	182,511	September 19, 2014	2014
19	Cape Horizon Shipping LLC	Peloreus	182,496	July 22, 2014	2014
20	Star Nor I LLC	Star Claudine	181,258	July 6, 2018	2011
21	Star Nor II LLC	Star Ophelia	180,716	July 6, 2018	2010
22	Sandra Shipco LLC	Star Pauline	180,274	December 29, 2014	2008
23	Christine Shipco LLC	Star Martha	180,274	October 31, 2014	2010
24	Star Nor III LLC	Star Lyra	179,147	July 6, 2018	2009
25	Star Regg V LLC	Star Borneo	178,978	January 26, 2021	2010
26	Star Regg VI LLC	Star Bueno	178,978	January 26, 2021	2010
27	Star Regg IV LLC	Star Marilena	178,978	January 26, 2021	2010
28	Star Regg II LLC	Star Janni	178,978	January 7, 2019	2010
29	Star Regg I LLC	Star Marianne	178,906	January 14, 2019	2010
30	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
31	Global Cape Shipping LLC	Kymopolia	176,990	July 11, 2014	2006
32	ABY Fourteen LLC	Star Scarlett	175,649	August 3, 2018	2014
33	ABM One LLC	Star Eva	106,659	August 3, 2018	2012

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

a) Subsidiaries owning vessels in operation - (continued):

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
34	Nautical Shipping LLC	Amami	98,681	July 11, 2014	2011
35	Majestic Shipping LLC	Madredeus	98,681	July 11, 2014	2011
36	Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011
37	Star Vega LLC	Star Vega	98,681	February 13, 2014	2011
38	ABY II LLC	Star Aphrodite	92,006	August 3, 2018	2011
39	Augustea Bulk Carrier LLC	Star Piera	91,951	August 3, 2018	2010
40	Augustea Bulk Carrier LLC	Star Despoina	91,951	August 3, 2018	2010
41	Star Nor IV LLC	Star Electra	83,494	July 6, 2018	2011
42	Star Alta I LLC	Star Angelina	82,981	December 5, 2014	2006
43	Star Alta II LLC	Star Gwyneth	82,790	December 5, 2014	2006
44	Star Trident I LLC	Star Kamila	82,769	September 3, 2014	2005
45	Star Nor VI LLC	Star Luna	82,687	July 6, 2018	2008
46	Star Nor V LLC	Star Bianca	82,672	July 6, 2018	2008
47	Grain Shipping LLC	Pendulum	82,619	July 11, 2014	2006
48	Star Trident XIX LLC	Star Maria	82,598	November 5, 2014	2007
49	Star Trident XII LLC	Star Markella	82,594	September 29, 2014	2007
50	Star Trident IX LLC	Star Danai	82,574	October 21, 2014	2006
51	ABY Seven LLC	Star Jeannette	82,566	August 3, 2018	2014
52	Star Sun I LLC	Star Elizabeth	82,403	May 25, 2021	2021
53	Star Trident XI LLC	Star Georgia	82,298	October 14, 2014	2006
54	Star Trident VIII LLC	Star Sophia	82,269	October 31, 2014	2007
55	Star Trident XVI LLC	Star Mariella	82,266	September 19, 2014	2006
56	Star Trident XIV LLC	Star Moira	82,257	November 19, 2014	2006
57	Star Trident XVIII LLC	Star Nina	82,224	January 5, 2015	2006
58	Star Trident X LLC	Star Renee	82,221	December 18, 2014	2006
59	Star Trident II LLC	Star Nasia	82,220	August 29, 2014	2006
60	Star Trident XIII LLC	Star Laura	82,209	December 8, 2014	2006
61	Star Nor VIII LLC	Star Mona	82,188	July 6, 2018	2012
62	Star Trident XVII LLC	Star Helena	82,187	December 29, 2014	2006
63	Star Nor VII LLC	Star Astrid	82,158	July 6, 2018	2012
64	Waterfront Two LLC	Star Alessia	81,944	August 3, 2018	2017
65	Star Nor IX LLC	Star Calypso	81,918	July 6, 2018	2014
66	Star Elpis LLC	Star Suzanna	81,711	May 15, 2017	2013
67	Star Gaia LLC	Star Charis	81,711	March 22, 2017	2013
68	Mineral Shipping LLC	Mercurial Virgo	81,545	July 11, 2014	2013

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

a) Subsidiaries owning vessels in operation - (continued):

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
69	Star Nor X LLC	Stardust	81,502	July 6, 2018	2011
70	Star Nor XI LLC	Star Sky	81,466	July 6, 2018	2010
71	Star Zeus VI LLC	Star Lambada	81,272	March 16, 2021	2016
72	Star Zeus II LLC	Star Carioca	81,262	March 16, 2021	2015
73	Star Zeus I LLC	Star Capoeira	81,253	March 16, 2021	2015
74	Star Zeus VII LLC	Star Macarena	81,198	March 6, 2021	2016
75	ABY III LLC	Star Lydia	81,187	August 3, 2018	2013
76	ABY IV LLC	Star Nicole	81,120	August 3, 2018	2013
77	ABY Three LLC	Star Virginia	81,061	August 3, 2018	2015
78	Star Nor XII LLC	Star Genesis	80,705	July 6, 2018	2010
79	Star Nor XIII LLC	Star Flame	80,448	July 6, 2018	2011
80	Star Trident XX LLC	Star Emily	76,417	September 16, 2014	2004
81	Cape Town Eagle LLC	Cape Town Eagle	63,707	April 9, 2024	2015
82	Vancouver Eagle LLC	Star Vancouver	63,670	April 9, 2024	2020
83	Oslo Eagle LLC	Oslo Eagle	63,655	April 9, 2024	2015
84	Rotterdam Eagle LLC	Star Rotterdam	63,629	April 9, 2024	2017
85	Halifax Eagle LLC	Halifax Eagle	63,618	April 9, 2024	2020
86	Helsinki Eagle LLC	Helsinki Eagle	63,605	April 9, 2024	2015
87	Gibraltar Eagle LLC	Star Gibraltar	63,576	April 9, 2024	2015
88	Valencia Eagle LLC	Valencia Eagle	63,556	April 9, 2024	2015
89	Dublin Eagle LLC	Dublin Eagle	63,550	April 9, 2024	2015
90	Santos Eagle LLC	Santos Eagle	63,536	April 9, 2024	2015
91	Antwerp Eagle LLC	Antwerp Eagle	63,530	April 9, 2024	2015
92	Sydney Eagle LLC	Star Sydney	63,523	April 9, 2024	2015
93	Copenhagen Eagle LLC	Star Copenhagen	63,495	April 9, 2024	2015
94	Hong Kong Eagle LLC	Hong Kong Eagle	63,472	April 9, 2024	2016
95	Orion Maritime LLC	Idee Fixe	63,458	March 25, 2015	2015
96	Shanghai Eagle LLC	Shanghai Eagle	63,438	April 9, 2024	2016
97	Primavera Shipping LLC	Roberta	63,426	March 31, 2015	2015
98	Success Maritime LLC	Laura	63,399	April 7, 2015	2015
99	Singapore Eagle LLC	Star Singapore	63,386	April 9, 2024	2017
100	Westport Eagle LLC	Star Westport	63,344	April 9, 2024	2015
101	Hamburg Eagle LLC	Hamburg Eagle	63,334	April 9, 2024	2014
102	Fairfield Eagle LLC	Fairfield Eagle	63,301	April 9, 2024	2013

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

a) Subsidiaries owning vessels in operation - (continued):

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
103	Greenwich Eagle LLC	Star Greenwich	63,301	April 9, 2024	2013
104	Groton Eagle LLC	Groton Eagle	63,301	April 9, 2024	2013
105	Madison Eagle LLC	Madison Eagle	63,301	April 9, 2024	2013
106	Mystic Eagle LLC	Star Mystic	63,301	April 9, 2024	2013
107	Rowayton Eagle LLC	Rowayton Eagle	63,301	April 9, 2024	2013
108	Southport Eagle LLC	Southport Eagle	63,301	April 9, 2024	2013
109	Stonington Eagle LLC	Star Stonington	63,301	April 9, 2024	2012
110	Ultra Shipping LLC	Kaley	63,283	June 26, 2015	2015
111	Stockholm Eagle LLC	Stockholm Eagle	63,275	April 9, 2024	2016
112	Blooming Navigation LLC	Kennadi	63,262	January 8, 2016	2016
113	Jasmine Shipping LLC	Mackenzie	63,226	March 2, 2016	2016
114	New London Eagle LLC	New London Eagle	63,140	April 9, 2024	2015
115	Star Lida I Shipping LLC	Star Apus	63,123	July 16, 2019	2014
116	Star Zeus IV LLC	Star Subaru	61,571	March 16, 2021	2015
117	Stamford Eagle LLC	Stamford Eagle	61,530	April 9, 2024	2016
118	Star Nor XV LLC	Star Wave	61,491	July 6, 2018	2017
119	Star Challenger I LLC	Star Challenger (1)	61,462	December 12, 2013	2012
120	Star Challenger II LLC	Star Fighter (1)	61,455	December 30, 2013	2013
121	Star Axe II LLC	Star Lutas	61,347	January 6, 2016	2016
122	Aurelia Shipping LLC	Honey Badger	61,320	February 27, 2015	2015
123	Rainbow Maritime LLC	Wolverine	61,292	February 27, 2015	2015
124	Star Axe I LLC	Star Antares	61,258	October 9, 2015	2015
125	Tokyo Eagle LLC	Tokyo Eagle (tbr Star Tokyo)	61,225	April 9, 2024	2015
126	ABY Five LLC	Star Monica	60,935	August 3, 2018	2015
127	Star Asia I LLC	Star Aquarius	60,916	July 22, 2015	2015
128	Star Asia II LLC	Star Pisces	60,916	August 7, 2015	2015
129	Nighthawk Shipping LLC	Star Nighthawk	57,809	April 9, 2024	2011
130	Oriole Shipping LLC	Oriole	57,809	April 9, 2024	2011
131	Owl Shipping LLC	Owl	57,809	April 9, 2024	2011
132	Petrel Shipping LLC	Petrel Bulker	57,809	April 9, 2024	2011
133	Puffin Shipping LLC	Puffin Bulker	57,809	April 9, 2024	2011
134	Roadrunner Shipping LLC	Star Runner	57,809	April 9, 2024	2011
135	Sandpiper Shipping LLC	Star Sandpiper	57,809	April 9, 2024	2011
136	Crane Shipping LLC	Crane	57,809	April 9, 2024	2010
137	Egret Shipping LLC	Egret Bulker	57,809	April 9, 2024	2010
138	Gannet Shipping LLC	Gannet Bulker	57,809	April 9, 2024	2010

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

a) Subsidiaries owning vessels in operation - (continued):

				Date
	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
139	Grebe Shipping LLC	Grebe Bulker	57,809	April 9, 2024	2010
140	Ibis Shipping LLC	Ibis Bulker	57,809	April 9, 2024	2010
141	Jay Shipping LLC	Jay	57,809	April 9, 2024	2010
142	Kingfisher Shipping LLC	Kingfisher	57,809	April 9, 2024	2010
143	Martin Shipping LLC	Martin	57,809	April 9, 2024	2010
144	Bittern Shipping LLC	Bittern (Notes 5 and 19e)	57,809	April 9, 2024	2009
145	Canary Shipping LLC	Star Canary	57,809	April 9, 2024	2009
146	Star Lida IX Shipping LLC	Star Cleo	56,582	July 15, 2019	2013
147	Star Lida X Shipping LLC	Star Pegasus	56,540	July 15, 2019	2013
148	Golden Eagle Shipping LLC	Star Goal	55,989	April 9, 2024	2010
149	Glory Supra Shipping LLC	Strange Attractor (Note 19h)	55,742	July 11, 2014	2006
150	Star Regg III LLC	Star Bright	55,569	October 10, 2018	2010
151	Star Omicron LLC	Star Omicron (Note 19h)	53,489	April 17, 2008	2005
		Total dwt	14,613,189

(1)	Subject to sale and lease back financing transaction (Note 7)

b) Subsidiaries owning vessels under construction:

	Wholly Owned Subsidiaries	Vessel Name	DWT	Shipyard	Expected Delivery Date
1	Star Thundera LLC	Hull No 15	82,000	Qingdao Shipyard Co. Ltd.	November 2025
2	Star Caldera LLC	Hull No 16	82,000	Qingdao Shipyard Co. Ltd.	December 2025
3	Star Terra LLC	Hull No 17	82,000	Qingdao Shipyard Co. Ltd.	June 2026
4	Star Nova LLC	Hull No 18	82,000	Qingdao Shipyard Co. Ltd.	August 2026
5	Star Affinity LLC	Hull No 23	82,000	Qingdao Shipyard Co. Ltd.	April 2026
			410,000

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

c ) Non-vessel owning subsidiaries:

The below list includes companies previously owning vessels that have been sold, intermediate holding companies, companies that charter-in vessels and management companies:

1	Star Bulk Management Inc.	38	Star Sege LLC
2	Starbulk S.A.	39	Star Lida II Shipping LLC
3	Star Bulk (USA) LLC	40	Star Lida III Shipping LLC
4	Star Logistics LLC	41	Star Lida IV Shipping LLC
5	Oceanbulk Carriers LLC	42	Star Lida V Shipping LLC
6	Oceanbulk Shipping LLC	43	Star Lida VI Shipping LLC
7	Star Omas LLC	44	Star Lida VII Shipping LLC
8	Star Synergy LLC	45	Star Lida VIII Shipping LLC
9	Unity Holding LLC	46	Star Lida XI Shipping LLC
10	Star Gamma LLC	47	Star Bulk (Singapore) Pte. Ltd.
11	Star Delta LLC	48	Star Zeus LLC
12	Star Epsilon LLC	49	Star Zeus III LLC
13	Star Zeta LLC	50	Star Zeus V LLC
14	Star Theta LLC	51	Star Sun II LLC
15	Star Kappa LLC	52	Star Auctus LLC
16	Star Cosmo LLC	53	Star Bulk (Hellas) Inc.
17	Star Borealis LLC	54	Eagle Bulk Shipping Inc.
18	Star Polaris LLC	55	Eagle Bulk Shipco LLC
19	Star Bulk Manning LLC	56	Eagle Bulk Ultraco LLC
20	Star Mare LLC	57	Eagle Bulk Holdco LLC
21	Star New Era LLC	58	Eagle Bulk (Delaware) LLC
22	Star Thor LLC	59	Eagle Bulk Management LLC
23	Star Ventures LLC	60	Eagle Shipping International (USA) LLC
24	Star ABY LLC	61	Star Bulk Shipmanagement (Singapore) Pte. Ltd.
25	Sky Cape Shipping LLC	62	Eagle Ship Management LLC
26	Pacific Cape Shipping LLC	63	Crested Eagle Shipping LLC
27	Sea Cape Shipping LLC	64	Crowned Eagle Shipping LLC
28	Star Trident VII LLC	65	Imperial Eagle Shipping LLC
29	Star Trident XV LLC	66	Stellar Eagle Shipping LLC
30	Star Trident III LLC	67	Montauk Eagle LLC
31	Star Trident XXV LLC	68	Newport Eagle LLC
32	Star Nor XIV LLC	69	Sankaty Eagle LLC
33	ABY I LLC	70	Skua Shipping LLC
34	ABY Fifteen LLC	71	Avocet Shipping LLC
35	ABY Group Holding LLC	72	Cardinal Shipping LLC
36	Star Regina LLC	73	Jaeger Shipping LLC
37	Star Regg VII LLC

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

Long-term time charter-in vessels as of December 31, 2024:

In addition, the Company has entered into certain long-term charter-in arrangements. As reflected in the table below, all of these vessels were delivered to the Company and were in operation as of December 31, 2024 (Note 6a) with an approximate duration of seven years per vessel plus optional years depending on the Company’s decision. The assets and liabilities recognized in respect of the below time charter–in agreements that correspond to the underlying rights and obligations are presented within “Operating leases, right-of-use assets” and “Operating lease liabilities”, respectively, in the consolidated balance sheets (Note 6a).

#	Name	DWT	Built	Yard	Country	Delivery	Minimum Period
1	Star Shibumi	180,000	2021	JMU	Japan	November 30, 2021	November 2028
2	Star Voyager	82,000	2024	Tsuneishi, Zhousan	China	January 11, 2024	January 2031
3	Stargazer	66,000	2024	Tsuneishi, Cebu	Philippines	January 16, 2024	January 2031
4	Star Explorer	82,000	2024	JMU	Japan	March 8, 2024	March 2031
5	Star Earendel	82,000	2024	JMU	Japan	June 28, 2024	June 2031
6	Star Illusion	82,000	2024	Tsuneishi, Zhousan	China	October 11, 2024	October 2031
7	Star Thetis	66,000	2024	Tsuneishi, Cebu	Philippines	November 12, 2024	November 2031
	Total dwt	640,000

No charterer accounted for more than 10% of the Company’s revenues for the years ended December 31, 2022, 2023 and 2024.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
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

Following the provisions of ASC 810 “Consolidation”, the Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a variable interest entity in its consolidated financial statements. The Company’s evaluation did not result in an identification of variable interest entities for the years 2022, 2023 and 2024.

b) Equity method investments: Investments in the equity of entities over which the Company exercises significant influence, but does not exercise control are accounted for under the equity method of accounting. Under this method, the Company records such an investment at cost and adjusts the carrying amount for its share of the earnings or losses of the entity subsequent to the date of investment and reports the recognized earnings or losses in income. The Company also evaluates whether a loss in value of an investment that is other than a temporary decline should be recognized. Evidence of a loss in value might include absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. Dividends received reduce the carrying amount of the investment. When the Company’s share of losses in an entity accounted for under the equity method equals or exceeds its interest in the entity, the Company does not recognize further losses, unless the Company has made advances, incurred obligations and made payments on behalf of the entity.

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
December 31, 2024
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
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

i) Trade accounts receivable, net: The amount shown as Trade accounts receivable, net, at each balance sheet date, includes receivables from customers, net of any provision for doubtful debts. Pursuant to ASC 326 Financial Instruments - Credit Losses the Company assesses the need for an allowance for credit losses for expected uncollectible accounts receivable. Such allowance is recorded as an offset to accounts receivable in the consolidated balance sheets and changes in such allowance are recorded as provision for doubtful debt in the consolidated income statements. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific charterers with known disputes or collectability concerns. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status and makes judgments about the creditworthiness of charterers based on ongoing credit evaluations. The Company also considers charterer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. No allowance for credit losses on accounts receivable was recorded as of December 31, 2023 and 2024, based on the Company’s credit losses assessment. On the other hand, the Company wrote-off certain trade receivables by recording a loss on bad debt for the years ended December 31, 2022, 2023 and 2024 of $677, $300 and $308, respectively.

j) Inventories: Inventories consist of lubricants and bunkers, which are stated at the lower of cost or net realizable value, which is the estimated selling prices less reasonably predictable costs of disposal and transportation. Cost is determined by the first in, first out method. The Company’s evaluation of the need to record inventory adjustments resulted for the years ended December 31, 2022, 2023 and 2024 in a “Loss on write-down of inventory” of $17,326, $9,318 and $6,286, respectively, in the consolidated income statements.

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

The cost of each of the Company’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s estimated remaining economic useful life, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate per ton). Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted. The estimated salvage value of each vessel was $0.40 per light weight ton as of December 31, 2023 and 2024.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

l) Advances for vessels under construction and acquisition of vessels: Advances made to shipyards or sellers of shipbuilding contracts during construction periods or advances made to sellers of secondhand vessels to be acquired are classified as “Advances for vessels under construction” until the date of delivery and acceptance of the vessel, at which date they are reclassified to “Vessels and other fixed assets, net.” Advances for vessels under construction also include supervision costs, amounts paid under engineering contracts, and other expenses directly related to the construction of the vessel or the preparation of the vessel for its initial voyage. Interest cost incurred during the construction period of the vessels is also capitalized and included in the vessels’ cost.

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
December 31, 2024
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

Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. The resulting difference, if any, is recorded under “Impairment loss” in the consolidated income statement. The vessels are not depreciated once they meet the criteria to be classified as held for sale. As of December 31, 2024, none of the Company’s vessels met the criteria to be classified as held for sale.

p) Evaluation of purchase transactions: When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was a purchase of an asset or a business based on the facts and circumstances of the transaction. In accordance with Business Combinations (Topic 805): Clarifying the Definition of a Business, if substantially all of the fair value of the gross assets acquired in an acquisition transaction are concentrated in a single identifiable asset or group of similar identifiable assets, then the set is not a business. To be considered a business, a set must include an input and a substantive process that together significantly contribute to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. For asset acquisitions, the net assets acquired should be measured following a cost accumulation and allocation model under which the cost of the acquisition is allocated on a relative fair value basis to the qualifying assets acquired. Based on this, the excess amount of net assets acquired over the consideration transferred associated with asset acquisition, if any, is allocated over the value of the identifiable assets acquired. Acquisition costs associated with business combinations are expensed as incurred. Acquisition costs associated with asset acquisitions are capitalized.

q) Financing costs: Fees paid to lenders or required to be paid to third parties on the lenders’ behalf for obtaining new loans, senior notes, for refinancing or amending existing loans or securing lease financing, are required to be presented on the balance sheet as a direct deduction from the carrying amount of that debt liability, similar to debt discounts. These costs are amortized as interest and finance costs using the effective interest rate method over the duration of the related debt. Any unamortized balance of costs relating to debt repaid or refinanced that meet the criteria for Debt Extinguishment (see Subtopic 470-50), is expensed in the period in which the repayment is made or refinancing occurs. Any unamortized balance of costs relating to debt refinanced that do not meet the criteria for Debt Extinguishment, are amortized over the term of the refinanced debt. Other fees incurred for obtaining loan facilities whose committed loans have not been drawn on or before the balance sheet date are recorded under “Other non-current assets” or “Other current assets”, as applicable, and are reclassified as a direct deduction from the carrying amount of the loan facilities once financing takes place.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
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
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

t) Accounting for revenue and related expenses: The Company primarily generates its revenues from time charter agreements and voyage charter agreements. Under a time charter agreement, a contract is entered into for the use of a vessel for a specific period of time and a specified daily fixed or index-linked charter hire rate. An index-linked rate usually refers to freight rate indices issued by the Baltic Exchange, such as the Baltic Capesize Index and the Baltic Panamax Index. Under a voyage charter agreement, a contract is made in the spot market for the use of a vessel for a specific voyage to transport a specified cargo at an agreed upon freight rate per ton or occasionally a lump sum amount. Under a voyage charter agreement, the charter party generally has a minimum amount of cargo and the charterer is liable for any short loading of cargo or “dead” freight. A voyage charter agreement generally has standard payment terms of 90% freight to be paid before the commencement of discharge, and the balance freight is usually settled within 30 days after agreeing laytime calculations. A minor part of the Company’s revenues is also generated from pool arrangements, according to which the amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool (based on the vessel’s age, design, consumption and other performance characteristics) as well as the time each vessel has spent in the pool. For those vessels that operated under the pool arrangements during the years ended December 31, 2022, 2023 and 2024 the Company considers itself the principal, primarily because of its control over the service to be transferred to the charterer under those charterparties and therefore related revenues and expenses are presented gross.

The Company determined that its time charter agreements are considered operating leases and therefore fall under the scope of ASC 842 Leases (“ASC 842”) because, (a) the vessel is an identifiable asset, (b) the Company does not have substitution rights and (c) the charterer has the right to control the use of the vessel during the term of the contract and derives economic benefits from such use. The duration of the contracts that the Company enters into depends on the market conditions, with the duration decreasing during weak market conditions. During 2022, 2023 and 2024 the majority of the Company’s time charter contracts did not exceed the period of 12 months, including optional extension periods. Time charter revenues are recognized on a straight-line basis over the term of the respective time charter agreement for which the performance obligations are satisfied beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. Time charter agreements may include ballast bonus payments made by the charterer which serve as compensation for the ballast trip of the vessel to the delivery port, which are deferred and also recognized on a straight line basis over the charter period. Time charter agreements may also include variable consideration that is not dependent on an index or a rate, such as additional revenue earned from charterers of scrubber-fitted vessels due to the fuel cost savings that these vessels provide, which is recognized as revenue in the period in which the respective bunker quantity is actually consumed.

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
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

t) Accounting for revenue and related expenses - (continued):

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

Demurrage income, which is considered a form of variable consideration, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements. Demurrage income for the years ended December 31, 2022, 2023 and 2024 was not material.

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
December 31, 2024
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

w) Segment reporting: The Company reports financial information and evaluates its operations and operating results by total charter revenues and profitability and not by the type of vessel, length of vessel employment, customer or type of charter. As a result, the Company’s management, including its Chief Executive Officer, who is the chief operating decision maker, asseses the Company’s performance based on consolidated net income, and thus, the Company has determined that it operates under one reportable segment, that of operating dry bulk vessels. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide, subject to restrictions as per the charter agreement, and, as a result, the disclosure of geographic information is impracticable.

x) Leases: The Company, as lessee, recognizes assets and liabilities on its balance sheet for the rights and obligations created by all leases with a term of more than 12 months. For lessees, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition on the income statement. ASC 842 requires lessors to classify leases as sales-type, direct financing, or operating leases. All leases that are not sales-type leases or direct financing leases (i.e., that in effect neither transfer control of the underlying asset nor transfer substantially all of the risks and benefits of the underlying asset to the lessee) are operating leases. Refer to Note 2(t) for the lease arrangements with the Company acting as lessor.

The following are types of contracts with the Company acting as lessee:

A) Time charter-in agreements that the Company from time to time enters into for third-party vessels to increase its operating capacity in order to satisfy its clients’ needs which have been determined to be operating leases. The duration of these contracts may vary with the vast majority not exceeding 12 months, as of December 31, 2023 and 2024. The assets and liabilities recognized in respect of the time charter–in agreements with an initial term exceeding 12 months (which includes periods covered by options to extend if the Company is reasonably certain to exercise that option), that correspond to the underlying rights and obligations, are presented within “Operating leases, right-of-use assets” and “Operating lease liabilities”, respectively, in the consolidated balance sheets. The Company has elected to use the practical expedient of ASC 842 that allows for time charter-in contracts with an initial term of 12 months or less to be excluded from the operating lease right-of use assets and the corresponding lease liabilities recognition on the consolidated balance sheet. Further, the Company has also elected the practical expedient to combine lease and non-lease component. The Company continues to recognize the lease payments for all charter-in operating leases under “Charter-in hire expenses” in the consolidated income statements on a straight-line basis over the lease term. Revenues generated from those charter-in vessels are included in “Voyage revenues” in the consolidated income statements (Note 6a).

B) Sale and lease back transactions which involve a purchase obligation (or a purchase option that is reasonably certain, at inception, that will be exercised) and are therefore treated as a failed sale or merely a financing arrangement, and therefore are not within the scope of sale and leaseback accounting under ASC 842. In such cases the Company does not derecognize the corresponding leased vessels and continues to present these at their net book values within “Vessels and other fixed assets, net” on its consolidated balance sheets, while the financing liability is presented in “Lease financing” in the Company’s consolidated balance sheets. Depreciation attributable to the vessels that are subject to financing under sale and lease back transactions is included within “Depreciation” in the consolidated income statements while the corresponding interest expense on the lease financing arrangement is included within “Interest and finance costs” in the consolidated income statements. All of the Company’s lease financing agreements as of December 31, 2023 and 2024 were of this type. Please refer to Note 7 for the description of the nature of these lease financing agreements, general terms, covenants included, any variable payments, if any, as well as the purchase options and/or obligations they provide for.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

x) Leases – (continued):

C) Office rental arrangements that the Company enters into, which it has determined to be operating leases. The office spaces that the Company leases are mostly located in Greece, Stamford and Singapore. Payments under these arrangements are fixed with no variable payments. The assets and liabilities recognized in respect of these agreements that correspond to the underlying rights and obligations are presented within “Operating leases, right-of-use assets” and “Operating lease liabilities” in the consolidated balance sheets (Note 6b). The lease expenses attributable to these leases are recognized on a straight-line basis over the lease term and are recorded in “General and administrative expenses” in the consolidated income statements.

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
December 31, 2024
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

Cash Flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect earnings. For derivatives designated as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive income / (loss)” and is subsequently recognized in earnings when the hedged items impact earnings, while the ineffective portion, if any, is recognized immediately in current period earnings under “Gain/(loss) on derivative financial instruments, net” in the consolidated income statements (Note 18).

Discontinuation of hedge relationships

The Company discontinues prospectively cash flow or fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised and it no longer meets all the criteria for hedge accounting or if the Company de-designates the instrument as a cash flow or fair value hedge. As part of a cash flow hedge, at the time the hedging relationship is discontinued, any cumulative gain or loss on the hedging instrument recognized in equity remains in equity until the forecasted transaction occurs or until it becomes probable of not occurring. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is recognized in earnings. When a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in equity is reclassified and recognized in earnings. As part of a fair value hedge, if the hedged item is derecognized, the unamortized fair value is recognized immediately in earnings.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
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

iii)        Foreign currency forward contracts:

When deemed appropriate from a risk management perspective, the Company enters into forward contracts to hedge against the effect of exchange rate fluctuations on cash flows denominated in foreign currencies. Foreign currency forward contracts are agreements entered into with a bank to exchange, at a specified future date, currencies of different countries at a specific rate. Foreign currency forward contracts are recorded on the Company’s balance sheet as assets or liabilities and are measured at fair value. The valuation of forward contracts is based on Level 2 observable inputs of the fair value hierarchy, such as forward foreign exchange rate curves. The effective portion of the unrealized gains or losses from those contracts that meet the hedge accounting criteria as cash flow hedges is recorded in Other Comprehensive Income / (Loss). The settlement of these derivatives will result in reclassification (from accumulated other comprehensive income) to earnings in the period during which the hedged transactions affect earnings. The Company may de-designate these cash flow hedge relationships in advance of the occurrence of the forecasted transaction. The portion of gains or losses on the derivative instrument previously accumulated in other comprehensive income for de-designated hedges remains in accumulated other comprehensive income until the forecasted transaction occurs. The changes in the fair value of derivatives not qualifying for hedge accounting are recognized in earnings. Cash inflows/outflows attributed to foreign currency forward derivative instruments, if any, are reported within cash flows from operating activities in the consolidated statements of cash flows.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
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

ac) Convertible debt: The fair value of the Convertible Notes assumed in connection with the Eagle Merger exceeded its principal amount on the acquisition date. ASC 470-20-25-13 states that when convertible debt is issued at a substantial premium, there is a presumption that the premium represents paid-in capital. Paid-in capital is increased by reclassifying part of the debt proceeds to the additional paid in capital. Pursuant to the Eagle Merger, there was a new obligor to Eagle’s convertible debt, and it was treated as a deemed issuance on the acquisition date which invoked the ASC 470-20 guidance.

Recently Issued Accounting Pronouncements Not Yet Effective

In November 2024, the FASB issued 2024-03, “Income Statement - Reporting Comprehensive Income - Expenses Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the potential impact of ASU 2023-07 on its consolidated financial statements.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

3.       Transactions with related parties:

Transactions and balances with related parties are analyzed as follows:

Balance Sheet

	December 31, 2023	December 31, 2024
Long term investment
Interchart (a)	$1,380	$1,361
Starocean (h)	231	247
CCL Pool (j)	125	125
Long term investment	$1,736	$1,733

Due from related parties
Interchart (a)	3	—
Oceanbulk Maritime S.A. and its affiliates (d)	—	2
Starocean (h)	35	35
Due from related parties	$38	$37

Due to related parties
Management and Directors Fees (b)	172	178
Oceanbulk Maritime S.A. and its affiliates (d)	15	—
Iblea Ship Management Limited and its affiliates (g)	1,472	3,096
Due to related parties	$1,659	$3,274

Income Statements

	Years ended December 31,
	2022	2023	2024
Voyage expenses:
Voyage expenses-Interchart (a)	$(4,140)	$(4,140)	$(4,140)
General and administrative expenses:
Consultancy fees (b)	$(543)	$(569)	$(789)
Directors compensation (b)	(185)	(201)	(172)
Office rent - Combine Marine Ltd. & Alma Properties (c )	(37)	(38)	(38)
General and administrative expenses - Oceanbulk Maritime S.A. and its affiliates (d)	(179)	(176)	(130)
Management fees:
Management fees- Augustea Technoservices Ltd. and affiliates (f)	$(1,250)	$—	$—
Management fees- Iblea Ship Management Limited and its affiliates (g)	(3,264)	(2,728)	(2,575)
Equity in income / (loss) of investee
Interchart (a)	$59	$31	$(19)
Starocean (h)	50	29	15

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

3.       Transactions with related parties – (continued):

a)	Interchart Shipping Inc. (or “Interchart”): The Company holds 33% of the total outstanding common shares of Interchart. The ownership interest was purchased in 2014 from an entity affiliated with family members of the Company’s Chief Executive Officer. This investment is accounted for as an equity method investment and is presented within “Long-term investment” in the consolidated balance sheets and the income or loss on investment is presented under “Equity in income/(loss) of investee” in the consolidated income statement. The Company has entered into a services agreement with Interchart for chartering, brokering and commercial services for all of the Company’s vessels for a monthly fee of $345 until December 31, 2025 .
b)	Management and Directors Fees: As of December 31, 2024, the Company was party to consulting agreements with companies owned and controlled by certain of the Company’s executives including its Chief Operating Officer and its Co-Chief Financial Officers. Pursuant to the corresponding agreements, the Company is required to pay an aggregate base fee of $737 per year. Additionally pursuant to these agreements, these entities are entitled to receive an annual discretionary bonus, as determined by the Company’s Board of Directors in its sole discretion. In addition, non-employee directors of the Board of Directors receive an annual cash retainer of $15, each, the chairman of the audit committee receives a fee of $15 per year and each of the audit committee members receives a fee of $7.5. Lastly, each chairman of the other standing committees receives an additional $5 per year while each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees.
c)	Office rent: On January 1, 2012, Starbulk S.A. entered into a lease agreement for office space with Combine Marine Ltd., a company controlled by Mr. Alexandros Pappas, the son of the Company’s Chief Executive Officer. The lease agreement provides for a monthly rental of €2,590 (approximately $2.7, using the exchange rate as of December 31, 2024, which was $1.04 per euro) and has been extended indefinitely. In addition, on December 21, 2016, Starbulk S.A., entered into a lease agreement for office space with Alma Properties, a company controlled by Mr. Alexandros Pappas. The lease agreement provides for a monthly rental of €300 (approximately $0.3, using the exchange rate as of December 31, 2024, which was $1.04 per euro) and has been extended indefinitely.
d)	Oceanbulk Maritime S.A. and its affiliates (or “Oceanbulk Maritime”): Oceanbulk Maritime is a ship management company controlled by Mrs. Milena-Maria Pappas. A company affiliated to Oceanbulk Maritime provides the Company certain financial corporate development services.

e)	Oaktree Shareholder Agreement: On July 11, 2014, the Company and Oaktree Dry Bulk Holding LLC (including affiliated funds, “Oaktree”), one of the Company’s major shareholders, entered into a shareholders agreement (the “Oaktree Shareholders Agreement”). Under the Oaktree Shareholders Agreement, Oaktree has the right to nominate four of the Company’s nine directors so long as it beneficially owns 40% or more of the Company’s outstanding voting securities. The number of directors able to be designated by Oaktree is reduced to three directors if Oaktree beneficially owns 25% or more but less than 40% of the Company’s outstanding voting securities, to two directors if Oaktree beneficially owns 15% or more but less than 25%, and to one director if Oaktree beneficially owns 5% or more but less than 15%. Oaktree’s designation rights terminate if it beneficially owns less than 5% of the Company’s outstanding voting securities. During 2023, 20 million common shares were repurchased from Oaktree (Note 9).

As Oaktree beneficially owned less than 5% of the common shares outstanding of the Company as of July 2, 2024, the Registration Rights Agreement, dated as of July 11, 2014, was terminated with respect to Oaktree as of July 2, 2024.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

3.       Transactions with related parties - (continued):

f)	Augustea Technoservices Ltd. and affiliates: Following the completion of the acquisition of 16 operating dry bulk vessels (the “Augustea Vessels”) from entities affiliated with Augustea Atlantica SpA and York Capital Management in an all-share transaction (the “Augustea Vessel Purchase Transaction”) on August 3, 2018, the Company appointed Augustea Technoservices Ltd., an entity affiliated with certain of the sellers of the corresponding transaction and specifically with one of the Company’s directors, Mr. Zagari, as the technical manager of certain of its vessels. Up until June 2022, the respective management agreements were progressively terminated for all the vessels managed previously by Augustea Technoservices Ltd.

g)	Iblea Ship Management Limited and affiliates: In 2021 the Company appointed Iblea Ship Management Limited, an entity affiliated with one of the Company’s directors, Mr. Zagari, to provide certain management services to certain vessels, which previously were managed by Augustea Technoservices Ltd. During 2022 and 2023, the management of certain vessels managed by Iblea Shipmanagement Limited and affiliates was changed to in-house.

h)	StarOcean Manning Philippines Inc. (or “Starocean”): The Company has a 25% ownership interest in Starocean, a company that is incorporated and registered with the Philippine Securities and Exchange Commission, which provides crewing agency services. The remaining 75% interest is held by local entrepreneurs. This investment is accounted for as an equity method investment and is presented within “Long term investment” in the consolidated balance sheets and the income or loss on investment is presented under “Equity in income/(loss) of investee” in the consolidated income statement.

i)	Short Pool: During the second quarter of 2020, the Company together with Golden Ocean Group, Bocimar International NV and Oceanbulk International S.A (collectively, the “Short Pool Members”) have agreed to enter into Contracts of Affreightment (“COAs”) with major miners and commodity traders to transport dry bulk commodities at fixed freight rates (the “Short Pool”). The Short Pool Members may use their own vessels or charter-in from the market to perform the COAs. The Company no longer engages its vessels under this arrangement since 2021.

j)	Capesize Chartering Ltd. (or “CCL Pool”): On December 30, 2020 a funding of $125 that the Company had provided to Capesize Chartering Ltd, or CCL Pool, was converted to equity with the Company holding 25% ownership interest of CCL Pool, which after the exit of one of the other three shareholders as of December 31, 2021 was increased to 33%. The participation to CCL is accounted for as an equity method investment. The Company's initial investment of $125 in CCL Pool is presented within “Long-term investment” in the consolidated balance sheets. The Company’s subsequent share of results of CCL Pool was insignificant for the years ended December 31, 2022, 2023 and 2024.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

4.       Inventories:

The amounts shown in the consolidated balance sheets are analyzed as follows:

	December 31, 2023	December 31, 2024
Lubricants	$13,945	$18,078
Bunkers	48,417	60,511
Total	$62,362	$78,589

5.       Vessels and other fixed assets, net, Advances for vessels under construction and Vessel held for sale:

The amounts included under Vessels and other fixed assets, net in the consolidated balance sheets are analyzed as follows:

	Cost	Accumulated depreciation	Net Book Value
Balance, December 31, 2022	$3,843,686	$(962,135)	$2,881,551
- Acquisition of vessels, vessel improvements, vessel upgrades and other vessel costs	20,856	-	20,856
- Other fixed assets	151	-	151
- Vessel total loss	(27,570)	1,580	(25,990)
- Vessel sales	(275,772)	110,404	(165,368)
- Vessel transferred to held for sale	(34,812)	19,622	(15,190)
- Impairment loss	(17,838)	-	(17,838)
- Depreciation for the period	-	(138,429)	(138,429)
Balance, December 31, 2023	$3,508,701	$(968,958)	$2,539,743
- Acquisition of vessels, vessel improvements, vessel upgrades and other vessel costs	1,048,220	-	1,048,220
- Other fixed assets	404	-	404
- Vessel sales	(304,727)	90,572	(214,155)
- Impairment loss	(1,800)	-	(1,800)
- Depreciation for the period	-	(164,055)	(164,055)
Balance, December 31, 2024	$4,250,798	$(1,042,441)	$3,208,357

As of December 31, 2024, 143 of the Company’s 151 vessels, having a net carrying value of $3,078,857, were subject to first-priority mortgages as collateral to their loan facilities (Note 8). Title of ownership is held by the relevant lenders for another 2 vessels with a carrying value of $39,739 to secure the relevant sale and lease back financing transactions (Note 7).

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

5.       Vessels and other fixed assets, net, Advances for vessels under construction and Vessel held for sale - (continued):

Advances for vessels under construction:

During 2023, the Company entered into five firm shipbuilding contracts with Qingdao Shipyard Co., Ltd. for the construction of five 82,000 dwt Kamsarmax newbuilding vessels. Delivery of these vessels is scheduled progressively from November 2025 through August 2026.

The amounts shown in the consolidated balance sheets are analyzed as follows:

Balance, December 31, 2023	$—
- Pre-delivery yard installments and capitalized expenses	26,274
- Capitalized interest and finance costs	1,252
Balance, December 31, 2024	$27,526

As of December 31, 2024, the total aggregate remaining contracted price, including scrubber installation costs, for the five vessels under construction was $156,400, payable in periodic installments up to their deliveries, of which $76,050 is payable during the next twelve months ending December 31, 2025, and the remaining $80,350 is payable until their expected delivery from the shipyard in August 2026.

Vessels acquired/delivered during the year ended December 31, 2023 and 2024:

During 2023, the Company and the war risk insurers of the vessel Star Pavlina agreed that, given the vessel’s prolonged detainment in Ukraine following the commencement of Russia’s military action against Ukraine on February 24, 2022, it became a constructive total loss on February 24, 2023. As a result, the Company was entitled to be indemnified for the vessel’s total insurance value and the Company recognized a gain of $28,163. In addition, the Company, through its war risk insurance policy detention compensation, was entitled to receive an amount of $2,658 in connection with the vessel Star Pavlina. Both amounts are included within “Other operational gain” in the consolidated income statement for the year ended December 31, 2023. Total insurance value of the Star Pavlina was collected by May 4, 2023.

During the year ended December 31, 2023, the Company decided to strategically sell certain vessels and renew its fleet, taking advantage of the elevated vessel market values. In 2023, the Company entered into various separate agreements with third parties to sell 15 of the Company’s vessels (Star Borealis, Star Polaris, Star Centaurus, Star Columba, Star Aquila, Star Hercules, Star Cepheus, Star Zeta, Star Theta, Star Athena, Star Jennifer, Star Glory, Big Fish, Star Bovarius and Star Dorado). In addition, the vessel Big Bang was actively marketed as of December 31, 2023 and was ultimately agreed to be sold in January 2024. Of these, 11 vessels were delivered to their new owners in 2023 and the remaining five were delivered to their new owners in 2024.

One of these vessels met the “held for sale” classification criteria as of December 31, 2023 and was reclassified under “Vessel held for sale” in the consolidated balance sheet. As part of the abovementioned sales, for the year ended December 31, 2023, the Company recognized an impairment loss of $17,838 and a net gain on sale of vessels of $29,399, which are separately reflected in the consolidated income statement for the year ended December 31, 2023.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

5.       Vessels and other fixed assets, net, Advances for vessels under construction and Vessel held for sale - (continued):

Vessels acquired/delivered during the year ended December 31, 2023 and 2024 – (continued):

Following the completion of Eagle Merger (Note 1), the Company acquired Eagle’s fleet which consisted of 52 dry bulk Supramax/Ultramax vessels. Prior to the closing of the Eagle Merger, Eagle had agreed to sell the vessels Crested Eagle and Stellar Eagle, which were delivered to their new owners on April 18, 2024 and June 5, 2024, respectively.

During the year ended December 31, 2024, the Company decided to opportunistically sell certain vessels and renew its fleet, taking advantage of the elevated vessel market values, and agreed to sell the vessels Big Bang, Pantagruel, Star Audrey, Star Pyxis, Star Paola, Crowned Eagle, Star Iris, Star Hydrus, Star Triumph, Imperial Eagle and Diva. All vessels were delivered to their new owners by December 31, 2024. As part of the abovementioned sales, for the year ended December 31, 2024, the Company recognized a net gain on sale of vessels of $43,287 as reflected in the consolidated income statement for the corresponding year.

In addition, the vessel Bittern was actively marketed as of December 31, 2024 and was ultimately agreed to be sold in February 2025 (Note 19d). Bittern did not meet the criteria to be classified as held for sale as of December 31, 2024 due to her existing employment. The Company recognized an impairment loss of $1,800 in connection with the sale of the vessel Bittern as reflected in the consolidated income statement for the year ended December 31, 2024.

The amounts reported under “Acquisition of vessels, vessel improvements, vessel upgrades and other vessel costs” during the years ended December 31, 2023 and 2024 in the table above also include costs related to the Company’s continued technical upgrades to its fleet, such as the installation of ballast water management systems (“BWTS”) and Energy Saving Devices (“ESD”).

Impairment Analysis

As of December 31, 2023 and 2024, as part of the Company’s annual impairment analysis, the Company examined its vessels held for use whose carrying value was above its market value. These analyses did not result in any additional impairment charges for the years 2023 and 2024 other than the impairment loss mentioned above.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

6.       Operating leases:

a) Time charter-in vessel agreements

The carrying value of the assets and liabilities recognized in connection with the time charter-in vessel arrangements with an initial term exceeding 12 months as of December 31, 2023 and 2024 amounted to $27,548 and $181,618, respectively, and are included under “Operating leases, right-of-use assets” and “Operating lease liabilities current and non-current” in the consolidated balance sheets. The weighted average discount rate that was used for the recognition of these leases, which is the estimated annual incremental borrowing rate for this type of asset, is approximately 5.3%. The payments required to be made after December 31, 2024, for these outstanding operating lease liabilities, are as follows:

Twelve month periods ending	Amount
December 31, 2025	$36,445
December 31, 2026	35,232
December 31, 2027	35,661
December 31, 2028	36,049
December 31, 2029	28,549
December 31, 2030 and thereafter	42,262
Total undiscounted lease payments	$214,198
Discount based on incremental borrowing rate	(32,580)
Present value of lease liability	$181,618
Operating lease liabilities, current	27,290
Operating lease liabilities, non-current	154,328

The weighted average remaining lease term of these charter-in vessels arrangements as of December 31, 2024 is 6.14 years. The charter-in hire expenses for these long-term charter-in arrangements for the year ended December 31, 2022, 2023 and 2024, were $11,944, $10,656 and $24,018, respectively, and are included under “Charter-in hire expenses” in the consolidated income statements.

b) Office rental arrangements

The carrying value of the assets and liabilities recognized in connection with the office rental arrangements as of December 31, 2023 and 2024 amounted to $277 and $2,891, respectively, and are included under “Operating leases, right-of-use assets” and “Operating lease liabilities current and non-current” in the consolidated balance sheets. The weighted average discount rate that was used for the recognition of these leases, which is the estimated annual incremental borrowing rate for this type of assets, is approximately 6.7%. The office rental payments required to be made after December 31, 2024, for these outstanding operating lease liabilities, are as follows:

Twelve month periods ending	Amount
December 31, 2025	$1,029
December 31, 2026	980
December 31, 2027	643
December 31, 2028	552
December 31, 2029	-
December 31, 2030 and thereafter	-
Total undiscounted lease payments	$3,204
Discount based on incremental borrowing rate	(313)
Present value of lease liability	$2,891
Operating lease liabilities, current	937
Operating lease liabilities, non-current	1,954

The weighted average remaining lease term of these office rent arrangements as of December 31, 2024 is 3.36 years.

The lease expense for the Company’s office rental arrangements for the years ended December 31, 2022, 2023 and 2024, was $503, $574 and $1,387 respectively and is included under “General and administrative expenses” in the consolidated income statements.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
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

In December 2018, the Company sold and simultaneously entered into a bareboat charter party contract with an affiliate of Kyowa Sansho Co. Ltd. to bareboat charter the vessel Star Fighter for ten years. Pursuant to the terms of the bareboat charter, the Company pays a daily bareboat charter hire rate payable monthly plus a variable amount. Under the terms of the bareboat charter, the Company has an option to purchase the vessel starting on the third anniversary of the vessel’s delivery to the Company at a pre-determined, amortizing purchase price, while it has an obligation to purchase the vessel at the expiration of the bareboat term at a purchase price of $2,450. The amount of $16,125 provided under the respective agreement was used to pay the remaining amount under the then existing loan agreement.

The Company’s bareboat lease agreements contain financial covenants similar to those included in the Company’s credit facilities described in detail in Note 8 below.

The Company’s two lease financing agreements in existence as of December 31, 2024, described above, contain purchase options during their terms, at pre-determined amortizing purchase prices and purchase obligations at the expiration of their terms, at fixed prices, which, at the time of recognition were considered to be at significantly lower levels compared to the expected fair value of each vessel at that time. Based on applicable accounting guidance, such transactions are accounted for as financing arrangements and accordingly the Company presents the corresponding leased vessels at their net book values on its consolidated balance sheets in “Vessels and other fixed assets, net”, while the financing liability is presented in “Lease financing” in the Company’s consolidated balance sheets. The corresponding interest expense of the Company’s bareboat lease financing activities is included within “Interest and finance costs” in the consolidated income statements (Note 8).

The principal payments required to be made after December 31, 2024, for the outstanding bareboat lease obligations recognized on the balance sheet as described above, are as follows:

Twelve month periods ending	Amount
December 31, 2025	$2,731
December 31, 2026	2,731
December 31, 2027	2,731
December 31, 2028	5,067
December 31, 2029	1,364
December 31, 2030 and thereafter	682
Total bareboat lease minimum payments	$15,306
Unamortized lease issuance costs	(51)
Total bareboat lease minimum payments, net	$15,255
Lease financing short term	2,731
Lease financing long term, net of unamortized lease issuance costs	12,524

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

 8.       Long-term bank loans:

New Financing Activities during the year ended December 31, 2024

(i) ING $94,000 Facility

On April 10, 2024, the Company entered into a loan agreement with ING Bank N.V., London Branch (“ING”) for a loan amount of up to $94,000 (the “ING $94,000 Facility”). The full amount of the loan was drawn on April 12, 2024 and was used to refinance an existing senior secured facility of Eagle as described below. The ING $94,000 Facility is repayable in 20 equal consecutive quarterly installments of $3,917 and a balloon payment of $15,667, due in April 2029, along with the last installment. The loan is secured by first priority mortgages on the vessels Dublin Eagle, Egret Bulker, Groton Eagle, Jay, New London Eagle, Oriole, Oslo Eagle, Star Runner, Star Rotterdam, Rowayton Eagle, Star Sandpiper and Shanghai Eagle.

(ii) ABN AMRO $94,120 Facility

On April 10, 2024, the Company entered into a loan agreement with ABN AMRO Bank N.V. (“ABN AMRO”) for a loan amount of up to $94,120 (the “ABN AMRO $94,120 Facility”). The full amount of the loan was drawn on April 12, 2024 and was used to refinance an existing senior secured facility of Eagle, as described below. The ABN AMRO $94,120 Facility is repayable in 20 equal consecutive quarterly installments of $3,906 and a balloon payment of $16,000 due in April 2029, along with the last installment. The loan is secured by first priority mortgages on the vessels Star Copenhagen, Crane, Star Gibraltar, Star Greenwich, Hong Kong Eagle, Helsinki Eagle, Ibis Bulker, Star Mystic, Star Nighthawk, Puffin Bulker, Stamford Eagle and Star Westport.

(iii) DNB $100,000 Facility

On April 10, 2024, the Company entered into a loan agreement with DNB Bank ASA (“DNB”) for a loan amount of up to $100,000 (the “DNB $100,000 Facility”). The full amount of the loan was drawn on April 12, 2024 and was used to refinance an existing senior secured facility of Eagle as described below. On May 2024 and on October 2024 the Company prepaid the amounts of $5,769 and $6,072 in connection with the sale of the vessels Star Crown and Imperial Eagle, respectively (Note 5). Following the aforementioned prepayments, the next eighteen equal consecutive quarterly installments are $3,073 each and the balloon payment is $26,249, due in April 2029, along with the last installment. The loan is secured by first priority mortgages on the vessels Gannet Bulker, Grebe Bulker, Halifax Eagle, Star Hamburg, Kingfisher, Owl, Santos Eagle, Star Singapore, Southport Eagle, Stockholm Eagle and Valencia Eagle.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Long-term bank loans – (continued):

New Financing Activities during the year ended December 31, 2024

(iv) ESUN $100,000 Facility

On April 22, 2024, the Company entered into a loan agreement with E.SUN commercial Bank Ltd. (“E.SUN”) for a loan amount of up to $100,000 (the “ESUN $100,000 Facility”). The full amount of the loan was drawn on April 23, 2024 in 13 tranches and was used to refinance an existing senior secured facility of Eagle as described below. The ESUN $100,000 Facility is repayable in aggregate installments as follows: i) 13 consecutive quarterly installments of $3,024, ii) one installment of $8,024, iii) one installment of $4,852, iv) one installment of $2,352, v) one installment of $4,182, vi) three installments of $2,129, vii) one installment of $4,050 , viii) two installments of $1,936, ix) one installment of $3,985, x) three installments of $1,711 and xi) a balloon payment of $17,850, payable together with the last installment in April 2031. The ESUN $100,000 Facility is secured by first priority mortgages on the vessels Antwerp Eagle, Bittern, Star Canary, Cape Town Eagle, Fairfield Eagle, Star Goal, Madison Eagle, Martin, Petrel Bulker, Star Stonington, Star Sydney, Tokyo Eagle (tbr Star Tokyo) and Star Vancouver.

(v) ESUN $130,000 Facility

In October 2024, the Company entered into a committed term sheet with E.SUN for a loan amount of up to $130,000 (the “ESUN $130,000 Facility”) for the post-delivery financing of the five Kamsarmax vessels currently under construction (Note 5). The ESUN $130,000 Facility will mature seven years after drawdown and will be secured by first priority mortgages on the five newbuilding vessels under construction.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Long-term bank loans – (continued):

Pre - existing Loan Facilities

(i) SEB $30,000 Facility:

On May 25, 2023, the Company entered into a loan agreement with Skandinaviska Enskilda Banken AB (“SEB”) for a loan amount of up to $30,000 (the “SEB $30,000 Facility”). The facility amount was drawn on May 30, 2023 and was used to replenish the funds used in May 2023 to prepay the then outstanding loan facility of the vessel Star Aquarius, and the then outstanding lease amount of the vessel Star Pisces. The SEB $30,000 Facility was drawn in two equal tranches, each repayable in 20 equal consecutive quarterly installments of $413 and a balloon payment of $6,750 due in May 2028, along with the last installment. The loan is secured by first priority mortgages on the vessels Star Aquarius and Star Pisces.

(ii) Nordea $50,000 Facility:

On July 10, 2023, the Company entered into a loan agreement with Nordea Bank Abp for a loan amount of up to $50,000 (the “Nordea $50,000 Facility”). The facility amount was drawn on July 12, 2023 and was used to replenish the funds used in May 2023 to prepay the then aggregate outstanding loan amount of the vessels Star Eleni and Star Leo. The Nordea $50,000 Facility was drawn in two equal tranches, each repayable in 20 equal consecutive quarterly installments of $545 and $528, respectively and a balloon payment of $14,100 and $14,440, respectively, both due in July 2028, along with the last installments. The loan is secured by first priority mortgages on the vessels Star Eleni and Star Leo.

(iii) ESUN $140,000 Facility:

On September 26, 2023, the Company entered into a syndicated loan facility with E.SUN as agent for an amount of $140,000 (the “ESUN $140,000 Facility”). The facility amount of $140,000 was drawn on October 4, 2023 and was used to replenish the funds used to prepay the then aggregate outstanding lease amounts of the vessels Mackenzie, Kennadi, Honey Badger, Wolverine, Star Antares, Gargantua, Goliath and Maharaj. The ESUN $140,000 Facility is repayable in 28 equal consecutive quarterly installments of $3,825 and a balloon payment of $32,900, due in October 2030, along with the last installment. The loan is secured by first priority mortgages on the aforementioned vessels.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Long-term bank loans – (continued):

Pre - existing Loan Facilities – (continued)

(iv) ING Facility:

Under the facility agreement with ING dated September 28, 2018 (the “ING Facility”), as amended and restated throughout the years, the following financing amounts have been drawn: i) in October 2018, two tranches of $22,500 each, which are repayable in 28 equal consecutive quarterly installments of $469 and a balloon payment of $9,375 payable together with the last installment, which were used to refinance the outstanding amount under the then existing loan agreement of the vessels Peloreus and Leviathan, ii) in July 2019, two tranches of $1,400 each, which matured in 2023, were repayable in 16 equal consecutive quarterly installments of $88 each and were used to finance the acquisition and installation of scrubber equipment for the vessels Peloreus and Leviathan, iii) in March 2019 and April 2019 two tranches of $32,100 and $17,400, respectively, which were repayable in 28 equal consecutive quarterly principal payments of $535 and $311, plus a balloon payment of $17,120 and $8,700, respectively, both due in seven years after the drawdown date, and were used to refinance the outstanding amounts under the then existing lease agreements of the vessels Star Magnanimus and Star Alessia, iv) in May 2019 and November 2019, two tranches of $1,400 each, which matured in 2023, were repayable in 16 equal consecutive quarterly installments of $88 each and were used to finance the acquisition and installation of scrubber equipment for the vessels Star Magnanimus and Star Alessia, v) in July 2020, six tranches of a total amount of $70,000, which are repayable in 24 equal consecutive quarterly principal payments and were used to refinance all outstanding amounts under the then existing lease agreements of the vessels Star Claudine, Star Ophelia, Star Lyra, Star Bianca, Star Flame and Star Mona, vi) in August 2021, two tranches of $20,000 each, which are repayable in 20 equal consecutive quarterly principal payments of $294 plus a balloon payment of $14,118 due five years after their drawdown and were used to finance part of the acquisition cost of the vessels Star Elizabeth and Star Pavlina, vii) in June 2022, nine tranches ranging from $9,895 to $12,368, which are repayable in 20 equal quarterly principal payments ranging from $261 to $412 plus a balloon payment ranging from $1,649 to $6,746 due five years after their drawdown, and which were used in order to refinance the amounts under the then existing lease agreements of the vessels Star Subaru, Star Bovarius, Star Carioca, Star Capoeira, Star Macarena, Star Lambada and Star Athena acquired from Eneti Inc. and the Star Vega and to refinance the then outstanding loan amount of the vessel Madredeus, viii) in September 2023 an additional tranche of $15,000 which is repayable in 20 quarterly installments of $405 and a balloon payment of $6,892, payable together with the last installment due in September 2028 and was used to refinance the outstanding amount under the then existing lease agreement of the vessel Star Lutas and ix) in November 2023, an amount of $62,000 was drawn which was used to finance part of the Second Oaktree Share Repurchase (Note 9).

In March 2023, the Company prepaid an amount of $18,235, corresponding to the outstanding loan amount of the vessel Star Pavlina following the vessel’s constructive total loss (Note 5). In November 2023, the Company prepaid an amount of $9,139 corresponding to the outstanding loan amount of the vessel Star Athena following the vessel’s sale. In December 2023, an amount of $3,500 was prepaid and the remaining outstanding loan amount of $58,500 was repayable in one balloon payment due in November 2024. In February 2024, the Company prepaid an amount of $9,111 corresponding to the outstanding loan amount of the vessel Star Bovarius following the vessel’s sale. In 2024, the Company fully prepaid the remaining outstanding amount of $58,500 through the prepayment of $3,000 and of $53,500 in February 2024 and in March 2024, respectively.

As of December 31, 2024, following the aforementioned prepayments, the ING Facility is secured by the vessels Peloreus, Leviathan, Star Magnanimus, Star Alessia, Star Claudine, Star Ophelia, Star Lyra, Star Bianca, Star Flame, Star Mona, Star Elizabeth, Madredeus, Star Vega, Star Capoeira, Star Carioca, Star Subaru, Star Lambada, Star Macarena and Star Lutas.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Long-term bank loans – (continued):

Pre - existing Loan Facilities – (continued)

(v) CTBC $50,000 Facility:

On November 23, 2023, the Company entered into a loan agreement with CTBC Bank Co., Ltd (“CTBC”) for a loan amount of up to $50,000 (the “CTBC $50,000 Facility”). The facility amount was drawn on November 29, 2023 and was used to refinance the then outstanding loan facilities of the vessels Star Karlie and Star Ariadne. The CTBC $50,000 Facility was drawn in two tranches of $24,000 and $26,000, respectively. Each tranche is repayable in 20 equal consecutive quarterly installments of $540 and $585, respectively and balloon payments of $13,200 and $14,300, respectively, due in November 2028, along with the last installments. The loan is secured by first priority mortgages on the vessels Star Karlie and Star Ariadne.

(vi) NBG $151,085 Facility:

On November 28, 2023, the Company entered into a loan agreement with the National Bank of Greece (“NBG”) for a loan amount of up to $151,085 (the “NBG $151,085 Facility”). The facility amount was drawn on November 29, 2023 and was used to refinance the outstanding amount under the then existing loan facility with NBG and the remaining amount was used to partially finance the Second Oaktree Share Repurchase (Note 9). During 2024, the Company made six prepayments of a total amount of $40,954 in connection with the sale of the vessels Big Bang, Big Fish, Pantagruel, Star Iris, Star Triumph and Star Diva (Note 5). Following the aforementioned prepayments, the first of the remaining quarterly installments is $4,243, the next eight installments are $5,758 each and the balloon payment is $45,360, due in November 2026, along with the last installment. The loan is secured by first priority mortgages on the vessels Star Nasia, Star Danai, Star Renee, Star Markella, Star Laura, Star Moira, Star Mariella, Star Helena, Star Maria, Star Angelina, Star Gwyneth, Star Omicron, Kymopolia, Pendulum, Star Emily and Strange Attractor.

(vii) Citi $100,000 Facility:

On July 5, 2022, the Company entered into a loan agreement with Citibank N.A., London Branch (“Citibank”) (the “Citi $100,000 Facility”) for a loan of up to $100,000 in two tranches. The first tranche of $48,341 was drawn on July 18, 2022 and used to replenish the funds used in June 2022 for the extinguishment of the then outstanding amounts under the lease agreements for the vessels Star Sirius, Laura, Idee Fixe, Kaley and Roberta. The second tranche of $51,659 was drawn on August 29, 2022 in order to refinance the aggregate outstanding amount under the then existing lease agreements of the vessels Star Apus, Star Cleo, Star Columba, Star Dorado, Star Hydrus, Star Pegasus and Star Pyxis. The first tranche is repayable in 20 equal quarterly principal payments of $1,257 and a balloon payment of $23,204 payable with the last installment due in July 2027. In June 2023, an amount of $6,256 was prepaid in connection with the sale of the Star Columba. In 2024, the total amount of $16,577 was prepaid in connection with the sale of the vessels Star Dorado, Star Pyxis and Star Hydrus (Note 5). Following the aforementioned prepayments, the principal payment and the balloon payment of the second tranche was amended to $634 and $11,713, respectively. As of December 31, 2024, following the sale of the vessels Star Columba, Star Dorado, Star Pyxis and Star Hydrus, the Citi $100,000 Facility is secured by the 8 aforementioned vessels.

(viii) SEB $42,000 Facility:

On August 3, 2022, the Company entered into a loan agreement with SEB (the “SEB $42,000 Facility”) for a loan of up to $42,000 in three tranches, which were drawn on the same date. The first two tranches of $12,800 and $13,500 were used to refinance the then aggregate outstanding loan amount of the vessels Mercurial Virgo and Amami and the third tranche of $15,700 was used to refinance the then outstanding loan amount of the vessel Star Calypso. Each tranche is repayable in 20 equal quarterly principal payments ranging from $354 to $434 and a balloon payment ranging from $5,730 to $7,028, payable together with the last installment due in August 2027. The SEB $42,000 Facility is secured by the three aforementioned vessels.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Long-term bank loans – (continued):

Pre - existing Loan Facilities – (continued)

(ix) CTBC $25,000 Facility:

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

(x) NTT $24,000 Facility:

On December 8, 2022, the Company entered into a loan agreement with a wholly owned subsidiary of NTT Finance Corporation (the “NTT $24,000 Facility”) for an amount of $24,000. The amount was drawn on December 16, 2022 and used to refinance the then outstanding loan amount of the vessel Star Virgo. The facility is repayable in 20 quarterly principal payments of $600 and a balloon payment of $12,000, which is due in December 2027. The NTT $24,000 Facility is secured by the vessel Star Virgo.

(xi) ABN AMRO $24,000 Facility:

On December 19, 2022, the Company entered into a loan agreement with ABN AMRO (the “ABN AMRO $24,000 Facility”) for an amount of $24,000. The amount was drawn on December 22, 2022 and used to refinance the then outstanding loan amount of the vessel Star Sienna. The facility is repayable in 20 quarterly principal payments of $500 and a balloon payment of $14,000 which is due in December 2027. The ABN AMRO $24,000 Facility is secured by the vessel Star Sienna.

(xii) Standard Chartered $47,000 Facility:

On December 29, 2022, the Company entered into a loan agreement with Standard Chartered Bank (the “Standard Chartered $47,000 Facility”) for an amount of $47,000. The facility was available in two tranches of $22,829 and $24,171 which were drawn in January 2023 and used to replenish the funds used in 2022 for the extinguishment of the outstanding loan amounts of the vessels Star Marisa and Star Laetitia. Each tranche is repayable in 20 equal consecutive, quarterly principal payments of $476 and $465, respectively and a balloon payment of $13,317 and $14,875, respectively, payable simultaneously with the last installments, which are due in December 2027. The Standard Chartered $47,000 Facility is secured by the two aforementioned vessels.

(xiii) SEB $39,000 Facility:

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
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Long-term bank loans – (continued):

Pre - existing Loan Facilities – (continued)

(xiv) DNB $107,500 Facility:

On September 28, 2021, the Company entered into an agreement with DNB for a term loan with one drawing in an amount of up to $107,500 (the “DNB $107,500 Facility”). On September 29, 2021, the maximum amount was drawn and used to refinance the aggregate outstanding amount of the financed vessels under the then existing facilities. The facility is repayable in 20 equal quarterly principal payments of $3,707 and a balloon payment of $33,362 payable together with the last installment due in September 2026. During the year 2023 the following amounts were prepaid i) $26,207 in aggregate in connection with the sale of the vessels Star Borealis and Star Polaris (Note 5) and ii) $8,023 in connection with the sale of the vessel Star Glory (Note 5). Following the aforementioned prepayments, the remaining twelve quarterly installments were amended to $2,185 and the balloon payment amended to $19,669. As of December 31, 2024, the DNB $107,500 Facility is secured by first priority mortgages on the vessels Star Luna, Star Astrid, Star Genesis, Star Electra and Star Monica.

(xv) ABN AMRO $97,150 Facility:

On October 27, 2021, the Company entered into an agreement with ABN AMRO, for a loan facility of up to $97,150 (the “ABN AMRO $97,150 Facility”). The amount of $97,150 was drawn on October 29, 2021 and was used to refinance the outstanding amount under the then existing loan facility. The ABN AMRO $97,150 Facility was available in two tranches, one of $68,950 which is repayable in 20 equal quarterly principal payments of $2,250 and a balloon payment of $23,950 payable together with the last installment due in October 2026 and one of $28,200 which is repayable in 12 equal quarterly principal payments of $2,350, maturing in October 2024. In April 2024, the Company prepaid an amount of $4,888 in relation with the first tranche in connection with the sale of the vessel Star Paola (Note 5). Following the aforementioned prepayment, the quarterly installments and the balloon payment of the first tranche were amended to $2,024 and $21,546, respectively. In October 2024, the second tranche of the ABN AMRO $97,150 Facility, secured by six vessels (Star Pauline, Star Angie, Star Sophia, Star Georgia, Star Nina and Star Kamila), matured and the relevant tranche was repaid in full. Consequently, the relevant ship mortgages on these six vessels were removed, and the vessels are now free of encumbrances. As of December 31, 2024, the ABN AMRO $97,150 Facility is secured by the vessels Star Eva, Star Aphrodite, Star Lydia and Star Nicole.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Long-term bank loans – (continued):

Pre - existing Loan Facilities – (continued):

(xvi) Credit Agricole $62,000 Facility:

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

(xvii) CEXIM $57,564 Facility

On December 1, 2020, the Company entered into a loan agreement with China Export-Import Bank for an amount of $57,564 (the “CEXIM $57,564 Facility”) which was drawn in four tranches in late December 2020 and used to refinance the then outstanding loan amounts of the vessels Star Gina 2GR, Star Charis and Star Suzanna and the then outstanding lease amount of the vessel Star Wave. The first two tranches for Star Wave of $13,209 and for Star Gina 2GR of $26,175, are repayable in 32 equal quarterly installments of $330 and $654 and a balloon payment of $2,642 and $5,235, respectively, due in December 2028. The remaining two tranches of $9,090 each, for Star Charis and Star Suzanna, are repayable in 32 equal quarterly installments of $284 each. The facility matures in December 2028 and is secured by first priority mortgages on the four aforementioned vessels.

(xviii) Atradius Facility:

On February 28, 2019, the Company entered into a loan agreement with ABN AMRO (the “Atradius Facility”) for the financing of an amount of up to $36,645, which was used to finance the acquisition and installation of scrubber equipment for 42 vessels. The financing is credit insured (85%) by Atradius Dutch State Business N.V. of the Netherlands (the “Atradius”). During 2019, three tranches of $33,311 in aggregate were drawn and the last tranche of $3,331 was drawn in January 2020. In September 2021, the Company prepaid an amount of $1,999, in connection with the vessels Star Despoina and Star Piera (described above) and the remaining six semi-annual installments were amended to $3,331, with the last installment due in June 2024. Within the second quarter of 2024, the Atradius Facility matured and was repaid in full. Consequently, the relevant second-priority mortgages on 18 vessels of the Company’s fleet were removed.

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
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Long-term bank loans – (continued):

Pre - existing Loan Facilities – (continued):

(xx)       ABN $115,000 Facility – ABN $67,897 Facility:

On December 17, 2018, the Company entered into a loan agreement with ABN AMRO (the “ABN $115,000 Facility”), for an amount of up to $115,000 available in four tranches. The first and the second tranches of $69,525 and $7,900, respectively, were drawn on December 20, 2018. The first tranche was used to refinance the then existing indebtedness of the vessels Star Virginia, Star Scarlett, Star Jeannette and Star Audrey and the second was used to partially finance the acquisition cost of Star Bright. The first and the second tranche were repayable in 20 equal quarterly installments of $1,705 and $282 respectively, and balloon payments were due in December 2023 along with the last installment in an amount of $35,428 and $2,260, respectively. The remaining two tranches of $17,875 each, were drawn in January 2019 and were used to partially finance the acquisition cost of Star Marianne and Star Janni. Each of the third and the fourth tranche was repayable in 19 equal quarterly installments of $672 and a balloon payment in December 2023 along with the last installment in an amount of $5,114. On August 4, 2022, the Company entered into an amended and restated agreement relating to ABN $115,000 Facility, (the “ABN $67,897 Facility”) which provides for a lower margin above SOFR and an extension of the final repayment date from December 2023 to June 2027. The loan is secured by a first priority mortgage on the vessels Star Virginia, Star Scarlett, Star Jeannette, Star Audrey, Star Bright, Star Marianne and Star Janni. In April 2024, the Company prepaid an amount of $6,340 in connection with the sale of the vessel Star Audrey (Note 5). The remaining installments of the outstanding amounts under the four tranches were amended as follows: i) the first tranche is repayable in 13 quarterly installments, with the first six equal installments of $1,462, the seventh installment of $1,903, the next five equal installments of $2,857 and the last installment of $3,968 due in June 2027, ii) the second tranche is repayable in seven quarterly installments with the first six equal installments of $242 and the seventh and last installment of $245 due in December 2025 and iii) the third and the fourth tranches are repayable in seven quarterly installments with the first six equal installments of $576 each, and the seventh and last installment of $354 each, both due in December 2025. As of December 31, 2024, the ABN $67.9 Facility is secured by the vessels Star Virginia, Star Scarlett, Star Jeannette, Star Bright, Star Marianne and Star Janni.

Assumed Debt from Eagle

Through the Eagle Merger the Company assumed $375,500 of bank loans and refinanced it in full using funds drawn from the ING $94,000 Facility, the ABN AMRO $94,120 Facility, the DNB $100,000 Facility and the ESUN $100,000 Facility as described above.

All of the Company’s aforementioned facilities are secured by a first-priority ship mortgage on the financed vessels under each facility and general and specific assignments and guaranteed by Star Bulk Carriers Corp.

Convertible Notes

In April 2024 and in connection with the Eagle Merger, the Company entered into a first supplemental indenture (the “Supplemental Indenture”) with the trustee of the Convertible Notes previously held by Eagle, which amended and supplemented the existing base indenture (as amended by the Supplemental Indenture, the “Indenture”) governing the Convertible Notes. The Supplemental Indenture provided that, among other things, from and after the Effective Time, the right to convert each $1,000 principal amount of Convertible Notes into shares of Eagle common stock would be changed into a right to convert such principal amount of Convertible Notes into the kind and amount of shares of Star Bulk common stock that a holder of a number of shares of Eagle common stock equal to the conversion rate immediately prior to the Effective Time would have been entitled to receive at the Effective Time. Accordingly, from and after the Effective Time, each $1,000 principal amount of Convertible Notes became convertible subject to the terms and conditions of the Indenture. In addition, the Convertible Notes were guaranteed by the Company pursuant to the Supplemental Indenture.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Long-term bank loans - (continued):

Convertible Notes – (continued)

The Convertible Notes bore interest at a rate of 5.00% per annum on the outstanding principal amount thereof, payable semi-annually in arrears on February 1 and August 1 of each year.

On August 1, 2024, the outstanding Convertible Notes matured (the “Maturity Date”) and had a conversion ratio of 86.0801 shares of Star Bulk common stock per $1,000 principal amount of Convertible Notes. Based on the abovementioned conversion ratio, on the Maturity Date, the Company issued 5,971,284 new shares of Star Bulk common stock and the 1,341,584 shares that were previously issued under the Share Lending Agreement were returned to the Company and canceled, as described below.

Share Lending Agreement

In connection with the issuance of the Convertible Notes by Eagle, certain persons had entered into an arrangement to borrow up to 511,840 shares of Eagle common stock through JCS, an initial purchaser of the Convertible Notes.

Upon closing of the Eagle Merger, the Eagle shares lent to JCS were exchanged for 1,341,584 shares of Star Bulk common stock.

On the Maturity Date of the Convertible Notes, the shares lent under the Share Lending Agreement were returned to the Company and canceled.

Credit Facilities Covenants:

The Company’s outstanding credit facilities generally contain customary affirmative and negative covenants, on a subsidiary level, including limitations to:

•	pay dividends if there is an event of default under the Company’s credit facilities;
•	incur additional indebtedness, including the issuance of guarantees, refinance or prepay any indebtedness, unless certain conditions exist;
•	create liens on Company’s assets, unless otherwise permitted under the Company’s credit facilities;
•	change the flag, class or management of the Company’s vessels or terminate or materially amend the management agreement relating to each vessel;
•	acquire new or sell vessels, unless certain conditions exist;
•	merge or consolidate with, or transfer all or substantially all Company’s assets to, another person; or
•	enter into a new line of business.

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

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Long-term bank loans - (continued):

As of December 31, 2023 and 2024, the Company was required to maintain minimum liquidity, not legally restricted, of $58,000 and $75,500, respectively, which is included within “Cash and cash equivalents” in the consolidated balance sheets. In addition, as of December 31, 2023 and 2024, the Company was required to maintain minimum liquidity, legally restricted (including the cash collateral required under certain of the Company’s FFAs as described in Note 18) of $34,269 and $15,814, respectively, which is included within “Restricted cash” current and non-current, in the consolidated balance sheets.

As of December 31, 2024, the Company was in compliance with the applicable financial and other covenants contained in its bank loan agreements and lease financings described in Note 7.

The weighted average interest rate (including the margin) related to the Company’s debt including lease financings (Note 7), following a number of interest rates swaps the Company has entered into (Note 18), for the years ended December 31, 2022, 2023 and 2024 was 3.21%, 5.13% and 6.48%, respectively. The commitment fees incurred during the years ended December 31, 2022, 2023 and 2024, with regards to the Company’s unused amounts under its credit facilities were $7, $27 and $43, respectively. The principal payments required to be made after December 31, 2024 are as follows:

Twelve month periods ending	Amount
December 31, 2025	$221,147
December 31, 2026	338,825
December 31, 2027	292,682
December 31, 2028	183,927
December 31, 2029	131,867
December 31, 2030 and thereafter	95,440
Total Long-term bank loans	$1,263,888
Unamortized loan issuance costs	(7,606)
Total Long-term bank loans, net	$1,256,282
Current portion of long-term bank loans	221,147
Long-term bank loans, net of current portion and unamortized loan issuance costs	1,035,135

All of the Company’s bank loans and applicable lease financings (Note 7) bear interest at SOFR plus a margin. The amounts of “Interest and finance costs” included in the consolidated income statements are analyzed as follows:

	Years ended December 31,
	2022	2023	2024
Interest on financing agreements	$56,537	$87,857	$94,024
Less: Interest capitalized	—	—	(1,252)
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other Comprehensive Income (Note 18)	(10,044)	(21,786)	(5,565)
Amortization of debt (loan & lease) issuance costs	4,918	3,661	3,583
Other bank and finance charges	1,167	1,587	1,037
Interest and finance costs	$52,578	$71,319	$91,827

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Long-term bank loans - (continued):

In connection with the prepayments made, following the sale of mortgaged vessels and the refinancing of certain credit facilities, during the years ended December 31, 2022, 2023 and 2024, $2,192, $3,549 and $1,058 respectively, of unamortized debt issuance costs were written off. In addition, during the years ended December 31, 2022, 2023 and 2024, $3,218, $2,259 and $86 of expenses were incurred in connection with the aforementioned prepayments. All aforementioned amounts are included under “Gain/(Loss) on debt extinguishment, net” in the consolidated income statements.

Lastly, upon the de-designation of a certain interest rate swap during the years 2022 and 2023, amounts of $9,474 and $659, respectively, representing the cumulative gain on the hedging instrument on the de-designation date, previously recognized in equity was written off, provided that the forecasted transactions associated with this hedge were no longer probable since the corresponding loan was fully prepaid. No such event existed within 2024. All aforementioned amounts are included under “Gain/(Loss) on debt extinguishment, net” in the consolidated income statements for the years ended December 31, 2022 and 2023.

9.       Preferred, Common Shares and Additional paid in capital:

Preferred Shares: Star Bulk is authorized to issue up to 25,000,000 preferred shares, $0.01 par value with such designations, as voting, and other rights and preferences, as determined by the Board of Directors. As of December 31, 2023 and 2024 the Company had not issued any preferred shares.

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

On August 5, 2021, the Board of Directors authorized a share repurchase program of up to an aggregate of $50,000. The timing and amount of any repurchases will be in the sole discretion of the Company’s management team, and will depend on legal requirements, market conditions, share price, alternative uses of capital and other factors. The Company is not obligated under the terms of the program to repurchase any of its common shares. The repurchase program has no expiration date and may be suspended or terminated by the Company at any time without prior notice. Common shares repurchased as part of this program will be cancelled by the Company. On May 16, 2023, the Company’s Board of Directors cancelled the previous share repurchase program under which $8,549 was still outstanding to be repurchased and authorized a new share repurchase program, with similar terms, of up to an aggregate of $50,000. On December 13, 2024, the Company’s Board of Directors cancelled the previous share repurchase program under which $28,874 was still outstanding to be repurchased and authorized a new share repurchase program, with similar terms, of up to an aggregate of $100,000 (together with the previous authorized share repurchase programs, the “Share Repurchase Program”). During the years ended December 31, 2022, 2023 and 2024 under the Share Repurchase Program, the Company repurchased 790,011 shares, 638,572 shares and 1,326,478 shares, respectively, in open market transactions, respectively, for an aggregate consideration, including commissions, of $20,068, $13,056 and $25,305, respectively. All repurchased shares were cancelled and have been removed from the Company’s share capital.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

9.       Preferred, Common Shares and Additional paid in capital – (continued):

On July 1, 2021, the Company entered into two “at the market” offering programs, one with Jefferies LLC (“Jefferies”) and one with Deutsche Bank Securities Inc. (“Deutsche Bank” and together with Jefferies, the “Sales Agents”). In accordance with the terms of each at-the-market sale agreement with Jefferies and Deutsche Bank, the Company may offer and sell a number of its common shares, having an aggregate offering price of up to $75,000 at any time and from time to time through each of the Sales Agents, as agent or principal. The Company intends to use the net proceeds from any sales under the two “at the market” offering programs for capital expenditures, working capital, debt repayment, funding for vessel and other asset or share acquisitions or for other general corporate purposes, or a combination thereof. During the years ended December 31, 2022, 2023 and 2024, the Company issued and sold 654,690 common shares, 678,282 common shares and nil common shares, respectively, through the effective at-the-market offering programs which resulted in proceeds net of commissions paid (excluding other offering expenses) of $19,792, $13,165 and nil, respectively.

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

During the years ended December 31, 2022, 2023 and 2024, the Company issued 697,979 common shares, 1,126,472 common shares and 886,095 common shares respectively, to the Company’s directors and employees in connection with its equity incentive plans (Note 11).

Pursuant to its existing dividend policy, the Company during the years ended December 31, 2022, 2023 and 2024, declared cash dividends of $668,464 (or $6.50 per common share), $158,052 (or $1.57 per common share) and $277,008 (or $2.50 per common share), respectively.

10.       Management fees:

The Company has engaged Ship Procurement Services S.A. (“SPS”), a third-party company, to provide to its fleet certain procurement services. In 2018, the Company had entered into management agreements with Augustea Technoservices Ltd to provide technical management to certain of its vessels, all of which were gradually terminated by June 2022 (Note 3) while during 2021 the Company appointed Iblea Ship Management Limited and affiliates to provide certain management services to certain vessels, which previously were managed by Augustea Technoservices Ltd (Note 3). In addition, the Company has also entered into management agreements with Equinox Maritime Ltd, Zeaborn GmbH & Co. KG and Technomar Shipping Inc to provide certain management services to certain of its vessels. The management agreements with Technomar Shipping Inc were terminated in 2022. During 2022, 2023 and 2024, certain vessels changed management from third-party to in-house. On December 3, 2024, the company sold Star Bulk Shipmanagement Company (Cyprus) Limited, a previous wholly-owned subsidiary of the Company, which provided certain management services to seven vessels of the Company’s fleet, to Ship Procurement Services Company (Cyprus) Ltd. The management of the relevant vessels remains with Star Bulk Shipmanagement Company (Cyprus) Limited. Total management fees under the aforementioned management agreements in effect for the years ended December 31, 2022, 2023 and 2024 were $19,071, $16,809 and $18,956, respectively, and are included in “Management fees” in the consolidated income statements.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
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

On May 16, 2023, the Company's Board of Directors adopted the 2023 Equity Incentive Plan (the “2023 Plan”) and reserved for issuance 631,500 common shares thereunder. On the same date, all of the 631,500 restricted common shares were granted to certain directors, officers and employees of which 411,974 restricted common shares vested in November 2023, 151,026 restricted common shares vested in May 2024 and the remaining 68,500 common shares vest in May 2026. The fair value of each share was $18.19, based on the closing price of the Company’s common shares on the grant date.

On May 28, 2024, the Company's Board of Directors adopted the 2024 Equity Incentive Plan (the “2024 Plan”) and reserved for issuance 575,000 common shares thereunder. On the same date, all of the 575,000 restricted common shares were granted to certain directors, officers and employees, of which 372,559 restricted common shares vest in November 2024, 143,441 restricted common shares vested in May 2025 and the remaining 59,000 common shares vest in May 2027. The fair value of each share was $26.96 based on the closing price of the Company’s common shares on the grant date.

In addition to the above Equity Incentive Plans, on June 7, 2021, the Company’s Board of Directors amended an incentive program that had been previously announced in January 2019 (the “Performance Incentive Program”) which provides for the issuance of shares pursuant to performance conditions being met. In particular, the amended program is triggered when the Company’s cumulative fuel cost savings, beginning from November 2019, exceed the threshold of $250,000 (“Excess Savings”). Upon the satisfaction of the above threshold, the Board of Directors shall award a percentage ranging between 5%-10%, at its discretion, of the annual Excess Savings, the value of which will be reflected in actual shares to key employees. For the years ended December 31, 2022, 2023 and 2024, the Company estimated the intrinsic value of the award based on the fuel market prices at each year end and assumed, based on its best estimate, a range between 5% and 7.5% of Excess Savings to be awarded by the Board of Directors, and as a result an amount of $9,570, $8,840 and $3,314, respectively, was recognized and is included under “General and administrative expenses” in the consolidated income statements for the years ended December 31, 2022, 2023 and 2024. Based on 7.5% of the actual Excess Savings i) as of December 31, 2022, and the closing price of the Company’s common stock as of that date of $19.23, 450,000 common shares were awarded to key employees upon the approval of the Board of Directors which vested and were issued on February 27, 2023, ii) as of December 31, 2023, and the closing price of the Company’s common stock as of that date of $21.26, 370,000 common shares were awarded to key employees upon the approval of the Board of Directors, which vested and were issued on March 8, 2024 and iii) as of December 31, 2024, and the closing price of the Company’s common stock as of that date of $14.95, 435,450 common shares were awarded to key employees upon the approval of the Board of Directors, which vested and were issued on February 25, 2025.

While the Performance Incentive Program was originally designed to expire on December 31, 2024, the Board of Directors approved its renewal on February 12, 2025 with any future program awards remaining subject to the sole discretion of the Company’s Board of Directors.

All non-vested shares, if any, vest according to the terms and conditions of the applicable award agreements. The issued and non-vested shares pay dividends as declared. The dividends with respect to these shares are forfeitable if the service conditions are not fulfilled. For the years ended December 31, 2022, 2023 and 2024 the Company paid $4,651, $938 and $1,440, respectively, for dividends to non-vested shares.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

11.       Equity Incentive Plans - (continued):

The shares which are issued in accordance with the terms of the Company’s equity incentive plans or awards remain restricted until they vest. For the years ended December 31, 2022, 2023 and 2024, the share based compensation cost was $28,481, $20,877 and $18,328, respectively, and is included under “General and administrative expenses” in the consolidated income statements. There were no forfeitures of non-vested shares during the years 2022, 2023 and 2024.

A summary of the status of the Company’s non-vested restricted shares as of December 31, 2022, 2023 and 2024, and the movement during these years, is presented below:

	Number of shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2022	335,329	$10.65
Granted	810,000	25.69
Vested	(685,139)	22.57
Unvested as at December 31, 2022	460,190	$19.38

Unvested as at January 1, 2023	460,190	$19.38
Granted	1,081,500	18.62
Vested	(1,177,689)	18.46
Unvested as at December 31, 2023	364,001	$20.11

Unvested as at January 1, 2024	364,001	$20.11
Granted	945,000	24.73
Vested	(950,210)	22.87
Unvested as at December 31, 2024	358,791	$24.97

As of December 31, 2024, the estimated compensation cost relating to non-vested restricted share awards not yet recognized was $3,615, and is expected to be recognized over the weighted average period of 1.26 years. The total fair value of shares vested during the years ended December 31, 2022, 2023 and 2024 was $15,464, $24,877 and $21,018, respectively.

12.       Earnings per share:

All common shares issued have equal rights to vote and participate in dividends. The restricted shares issued under the Company’s equity incentive plans are subject to forfeiture provisions set forth in the applicable award agreement. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. For the purpose of calculating diluted earnings per share, the weighted average number of diluted shares outstanding includes the incremental shares assumed issued, determined in accordance with the treasury stock method. For the years ended December 31, 2022, 2023 and 2024 the denominator of the diluted earnings per share calculation includes 383,711 common shares, 470,082 common shares and 1,819,658 common shares, respectively, being the number of incremental shares assumed issued under the treasury stock method.

The Company calculates basic and diluted earnings per share as follows:

	Years ended December 31,
	2022	2023	2024
Income :
Net income	$565,999	$173,556	$304,654

Basic earnings per share:
Weighted average common shares outstanding, basic	102,153,255	98,457,929	106,883,330
Basic earnings per share	$5.54	$1.76	$2.85

Effect of dilutive securities:
Dillutive potential common shares	383,711	470,082	1,819,658
Weighted average common shares outstanding, diluted	102,536,966	98,928,011	108,702,988

Diluted earnings per share	$5.52	$1.75	$2.80

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

13.       Accrued liabilities:

The amounts shown in the consolidated balance sheets are analyzed as follows:

	December 31, 2023	December 31, 2024
Audit fees	$260	$249
Legal fees	2,075	104
General, administrative and other operating expenses	1,580	10,807
Vessel operating, voyage and dry docking expenses	14,984	33,662
Loan and interest rate swaps interest and financing fees	12,402	12,882
Other accrued liabilities	-	4,903
Income tax	71	-
Total Accrued Liabilities	$31,372	$62,607

14.       Income taxes :

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

a)       Taxation on Marshall Islands Registered Companies and tonnage tax

Under the laws of the countries of the ship-owning companies’ incorporation and/or vessels’ registration, the ship-owning companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes. In addition, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Hellenic Republic. The technical managers of the Company’s vessels, which are established in Greece under Greek Law 89/67, are responsible for the filing and payment of the respective tonnage tax on behalf of the Company. Furthermore, under the New Tonnage Tax System (“TTS”) for Cypriot merchant shipping, qualifying ship managers who opted and are accepted to be taxed under the TTS are subject to an annual tax referred to as tonnage tax, which is calculated on the basis of the net tonnage of the qualifying ships they manage. The technical managers of the Company’s vessels, which are established and operate in Cyprus, are responsible for the filing and payment of the respective tonnage tax. These taxes for 2022, 2023 and 2024 were $3,838, $4,299 and $4,367, respectively, and have been included under “Vessel operating expenses” in the consolidated income statements (Note 17).

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
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

For the taxable years 2022, 2023 and 2024 the Company believes that it was exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that it satisfies the Publicly Traded Test for these years because it is not subject to the 5% Override Rule.

c)       Other Taxation

In addition to the tax consequences described above, the Company may be subject to tax in one or more other jurisdictions, including Malta, Cyprus, Connecticut (Stamford), Germany and Singapore, where the Company conducts or have previously conducted activities through certain of its subsidiaries. The Company believes that its tax exposure for years ended December 31, 2022, 2023 and 2024 in the above jurisdictions is immaterial. The amount of income tax (expense)/refund recognized with respect to these jurisdictions for the years ended December 31, 2022, 2023 and 2024 was ($244), ($183) and $116, respectively, and is included under “Income taxes” in the consolidated income statements.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
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

The Company is involved in non-material legal proceedings and may become involved in other legal matters arising in the ordinary course of its business, principally personal injury and property casualty claims. Generally, we expect that such claims would be covered by insurance, subject to customary deductibles.

Certain routine non-material commercial claims have been asserted against the Company, or by the Company against charterers, that relate to contractual disputes with certain of our charterers. The nature of these disputes involves disagreements over losses claimed by charterers, or by the Company, during or as a result of the performance of certain charters, including, but not limited to, delays in the performance of the charters and off-hire during the charters. The related legal proceedings are at various stages of resolution.

In March 2021, the U.S. government began investigating an allegation that one of the vessels acquired pursuant to the Eagle Merger may have improperly disposed of ballast water that entered the engine room bilges during a repair. The Company does not believe that this matter will have a material impact on the Company, our financial condition or results of operations. The Company has posted a surety bond as security for any potential fines, penalties or associated costs that may be incurred, and the Company is cooperating fully with the U.S. government in its investigation of this matter.

Currently, other than as disclosed above, management is not aware of, and has not accrued for, any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

In accordance with U.S. GAAP, the Company accrues for contingent liabilities when it is probable that such a liability has been incurred and the amount of loss can be reasonably estimated. The Company evaluates its outstanding legal proceedings to assess its contingent liabilities and adjusts such liabilities, as appropriate, based on management’s best judgment after consultation with counsel. There is no assurance that the Company’s contingent liabilities will not need to be adjusted in the future.

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
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

15.	Commitments and Contingencies - (continued):

c)       Commitments:

The following table sets forth inflows and outflows, related to the Company’s charter party arrangements and other commitments, as of December 31, 2024.

Time charter-out agreements

	Twelve month periods ending December 31,
+ inflows/ - outflows	Total	2025	2026	2027	2028	2029	2030 and thereafter
Future, minimum, non-cancellable charter revenue (1)	$160,176	$158,325	$1,851	$-	$-	$-	$-

Total	$160,176	$158,325	$1,851	$-	$-	$-	$-

(1)	The amounts represent the minimum contractual charter revenues to be generated from the existing, as of December 31, 2024, non-cancellable time charter agreements, until their expiration, net of address commission, assuming no off-hire days, other than those related to scheduled interim and special surveys of the vessels. Future inflows also include revenues deriving from index linked charter agreements using i) the index rates at the commencement date of each agreement, in compliance with ASC 842, and do not reflect relevant index charter rate information prevailing as of December 31, 2024 and ii) the remaining minimum duration of each non-cancellable time charter agreement.

Other commitments:

	Twelve month periods ending December 31,
+ inflows/ - outflows	Total	2025	2026	2027	2028	2029	2030 and thereafter
Future minimum charter-in hire payments (1)	$(5,415)	$(5,415)	$-	$-	$-	$-	$-
Vessel BWTS and ESD (2)	(14,114)	(13,686)	(428)	-	-	-	-
Total	$(19,529)	$(19,101)	$(428)	$-	$-	$-	$-

(1)	The amounts represent the Company’s commitments under the existing, as of December 31, 2024, time-charter-in arrangements for third party vessels.
(2)	The amounts represent the Company’s commitments as of December 31, 2024 for installation of BWTS upgrades and ESD on its vessels to comply with environmental regulations.

The Company has outstanding commitments under vessel construction contracts as of December 31, 2024, as described in Note 5 “Vessels and other fixed assets, net, Advances for vessels under construction and Vessel held for sale”.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

16.       Voyage revenues:

The following table shows the voyage revenues earned from time charters, voyage charters and pool agreements for the years ended December 31, 2022, 2023 and 2024, as presented in the consolidated income statements:

	Years ended December 31,
	2022	2023	2024

Time charters	$841,057	$494,970	$710,894
Voyage charters	591,479	450,410	555,234
Pool revenues	4,620	3,889	(670)
	$1,437,156	$949,269	$1,265,458

As of December 31, 2024, trade accounts receivable from voyage charter agreements amounted to $24,512, remaining almost the same level compared to $24,223 as of December 31, 2023 and are presented under “Trade accounts receivable, net” in the consolidated balance sheets. No write-off was recorded in both years in connection with the voyage charter agreements.

Under ASC 606, unearned voyage charter revenue represents the consideration received for undelivered performance obligations.  The Company recorded $5,556 as unearned revenue related to voyage charter agreements in progress as of December 31, 2023, which was recognized in earnings during the year ended December 31, 2024 as the performance obligations were satisfied in that period. In addition, the Company recorded $6,075 as unearned revenue related to voyage charter agreements in progress as of December 31, 2024 and is presented under “Deferred revenue” in the consolidated balance sheets, which will be recognized in earnings during the year ending December 31, 2025 as the performance obligations will be satisfied in that period. This increase of $519 at year end of 2024 compared to the same period in 2023 is mainly affected by the timing of collections.

Further, as of December 31, 2024, capitalized contract fulfillment costs which are recorded under “Other current assets” amounted to $4,433, remaining almost at the same level compared to $4,275 as of December 31, 2023.

Demurrage income for the years ended December 31, 2022, 2023 and 2024 amounted to $32,435, $13,649 and $23,159, respectively, and is included within “Voyage charters” in the above table.

The amount invoiced to charterers in connection with the additional revenue for scrubber-fitted vessels under time-charter contracts (included within “Time charters” in the above table) was $99,104, $54,943 and $50,419 for the years ended December 31, 2022, 2023 and 2024, respectively, and did not include the fuel cost savings gained from the scrubber-fitted vessels which were employed under voyage charter agreements.

The adjustment to Company’s revenues from the vessels operating in the CCL Pool (Note 3j), deriving from the allocated pool result for those vessels as determined in accordance with the agreed-upon formula, for the years ended December 31, 2022, 2023 and 2024 was $4,965, $4,551 and ($649), respectively, while the corresponding adjustment to Company’s revenues from the Short Pool (Note 3i) for the year ended December 31, 2022 was $147 and nil for the years ended December 31, 2023 and 2024 . All the amounts are included within “Pool revenues” in the table above. The remaining amounts of ($492), ($662) and ($21) for the years ended December 31, 2022, 2023 and 2024, respectively, refers to other participation adjustments deriving from profit sharing from participation in charter-in agreement with other parties.

As discussed in Note 1, during 2022, 2023 and 2024 the Company chartered-in a number of third-party vessels, to increase its operating capacity in order to satisfy its clients’ needs. Revenues generated from those charter-in vessels during the years ended December 31, 2022, 2023 and 2024 amounted to $35,420, $24,892 and $80,598, respectively, and are included in Voyage revenues in the consolidated income statements, out of which $10,208, $3,643 and $30,819, respectively, constitute sublease income deriving from time charter agreements.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

 17.       Voyage and Vessel operating expenses:

The amounts in the consolidated income statements are analyzed as follows:

	Years ended December 31,
	2022	2023	2024
Voyage expenses
Port charges	$70,433	$64,446	$67,153
Bunkers	189,424	170,731	169,632
Commissions – third parties	14,516	9,253	12,303
Commissions – related parties (Note 3)	4,140	4,140	4,140
Miscellaneous	8,021	5,273	12,997
Total voyage expenses	$286,534	$253,843	$266,225

Vessel operating expenses
Crew wages and related costs	$133,769	$124,769	$155,461
Insurances	18,753	18,601	20,109
Maintenance, repairs, spares and stores	51,210	53,378	66,676
Lubricants	14,625	15,091	16,313
Tonnage taxes (Note 14)	3,838	4,299	4,367
Pre-delivery and Pre-joining expenses	174	360	4,491
Miscellaneous	6,247	4,829	7,574
Total vessel operating expenses	$228,616	$221,327	$274,991

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
December 31, 2024
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

In previous years, the Company entered into various interest rate swaps with ING, SEB, NBG, ABN AMRO and Citibank Europe PLC (“Citi”) to convert a portion of its debt from floating to fixed rate. During the years ended December 31, 2022, 2023 and 2024, some of these interest rate swaps were early terminated or expired. The following table summarizes the interest rate swaps in place as of December 31, 2024.

Fair Value Measurements and Hedging - Schedule of Derivative Instrument

Counterparty	Trading Date	Inception	Expiry	Fixed Rate	Initial Notional	Current Notional
ING	Mar-20	Mar-20	Mar-26	0.7000%	$ 29,960	$ 19,795
ING	Mar-20	Apr-20	Oct-25	0.7000%	$ 39,375	$ 22,500
SEB	Mar-20	Apr-20	Jan-25	0.7270%	$ 58,885	$ 38,494
ING	Jul-20	Jul-20	Jul-26	0.3700%	$ 70,000	$ 20,417
SEB	Feb-21	Apr-21	Jan-26	0.4525%	$ 37,050	$ 9,750

The above interest rate swaps were designated and qualified as cash flow hedges while they are in effect, with the exception of those swaps that have been entered with SEB (the swaps with current notional amount of $38,494 that expired in January 2025) which were de-designated from cash flow hedge on September 30, 2024 since they no longer met the hedging relationship criteria.

In connection with the de-designation of certain interest rate swaps, during the years ended December 31, 2023 and 2024, the Company recognized losses of $3,539 and $1,964, respectively, which are separately reflected under “Gain/(Loss) on derivative financial instruments, net” in the consolidated income statement for the corresponding years. The effective portion of the unrealized gains/losses from those swaps is recorded in Other Comprehensive Income / (Loss). No portion of the cash flow hedges was ineffective during the years ended December 31, 2022, 2023 and 2024.

A gain of approximately $2,093 in connection with the interest rate swaps is expected to be reclassified into earnings during the year ending December 31, 2025 when realized.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

18.       Fair Value Measurements and Hedging - (continued):

Fair value on a recurring basis – (continued):

Foreign Currency Forward Contracts:

During 2023, the Company entered into six foreign currency forward contracts with maturities from April 2024 to September 2024, pursuant to which the Company would pay USD and receive AUD at an aggregate notional amount of AUD 8,040,000. These contracts were designated and qualified as cash flow hedges. The effective portion of the unrealized gains/(losses) from those contracts is recorded in Other Comprehensive Income / (Loss). As of December 31, 2023, the fair value of the derivative contracts was $267 with such amount being reflected within Other Comprehensive Income / (Loss) and a realized gain of $103 in connection with the foreign currency forward contracts was recognized in the income statement for the year ended December 31, 2024.

Forward Freight Agreements (“FFAs”) and Bunker Swaps:

During the years ended December 31, 2022, 2023 and 2024, the Company entered into a certain number of FFAs on the Capesize, Panamax and Supramax indices and bunker swaps. The results of the Company’s FFAs and bunker swaps during the years ended December 31, 2022, 2023 and 2024 and the valuation of the Company’s open position as at December 31, 2023 and 2024 are presented in the tables below.

The amount of Gain/(loss) on FFAs and bunker swaps, net on interest rate swaps and on foreign currency forward contracts recognized in the consolidated income statements are analyzed as follows:

	Years ended December 31,
	2022	2023	2024
Consolidated Income Statement
Gain/(loss) on derivative financial instruments, net
Realized gain/(loss) of de-designated accounting hedging relationship of interest rate swaps	—	—	335
Unrealized gain/(loss) of de-designated accounting hedging relationship of interest rate swaps	—	(3,539)	(2,299)
Realized gain/(loss) of foreign currency forward contracts	—	—	103
Total Gain/(loss) recognized	$—	$(3,539)	$(1,861)

Interest and finance costs
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other comprehensive income/(loss) (Note 8)	10,044	21,786	5,565
Total Gain/(loss) recognized	$10,044	$21,786	$5,565

Gain/(Loss) on FFAs and bunker swaps, net
Realized gain/(loss) on FFAs	1,165	1,923	(9,772)
Realized gain/(loss) on bunker swaps	(5,198)	6,403	68
Unrealized gain/(loss) on FFAs	(1,398)	(5,975)	5,639
Unrealized gain/(loss) on bunker swaps	3,980	(3,687)	32
Total Gain/(loss) recognized	$(1,451)	$(1,336)	$(4,033)

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

18.       Fair Value Measurements and Hedging - (continued):

Fair value on a recurring basis – (continued):

The following table summarizes the valuation of the Company’s derivative financial instruments as of December 31, 2023 and 2024 based on Level 1 quoted market prices in active markets.

		Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)
		December 31, 2023		December 31, 2024
	Balance Sheet Location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
FFAs - current	Derivatives, current asset portion	$—	$—	$65	$—
Bunker swaps - current	Derivatives, current asset portion	—	—	63	—
Total		$—	$—	$128	$—
LIABILITIES
FFAs - current	Derivatives, current liability portion	$5,784	$—	$—	$—
Total		$5,784	$—	$—	$—

Certain of the Company’s derivative financial instruments discussed above require the Company to periodically post additional collateral depending on the level of any open position under such financial instruments, which as of December 31, 2023 and 2024 amounted to $13,496 and $732, respectively, and are included within “Restricted cash, current” in the consolidated balance sheets.

The following table summarizes the valuation of the Company’s derivative financial instruments as of December 31, 2023 and 2024, based on Level 2 observable market based inputs or unobservable inputs that are corroborated by market data.

		Significant Other Observable Inputs (Level 2)
		December 31, 2023		December 31, 2024
	Balance Sheet Location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Interest rate swaps - current	Derivatives, current asset portion	$1,356	$4,682	$—	$2,049
Foreign exchange forward contracts - current	Derivatives, current asset portion	—	267	—	—
Interest rate swaps - non-current	Derivatives, non-current asset portion	—	2,533	—	330
Total		$1,356	$7,482	$—	$2,379

Fair value on a non-recurring basis:

As of December 31, 2024, the carrying value of one vessel, which was still part of the Company’s fleet, was written down to its fair value, as determined by reference to its agreed or marketed sale price (Level 2) as depicted in the below table.

Long-lived assets held and used	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Impairment loss
Vessels, net	-	11,155	-	1,800
Total	$-	$11,155	-	$1,800

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2024
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

19.       Subsequent Events:

a)	In January 2025, the Company entered into a loan agreement with ING, London Branch for a loan amount of up to $185,000 (the “ING $185,000 Facility”) which was drawn on January 24, 2025. The funds were used to refinance the outstanding amount of $154,920 under the existing ING Facility. The ING $185,000 Facility matures in January 2030 and is secured by first priority mortgages on 17 vessels which were part of the collateral vessels of the ING Facility.

b)	In January 2025, following the prepayment of the ING Facility, the Company terminated the existing interest rate swap agreements with ING, early for the vessels Peloreus and Leviathan which were originally set to mature in October 2025 (Note 18).

c)	In January 2025, the Company prepaid the amount of $35,715 under the remaining tranche of the existing ABN $97,150 Facility secured by the vessels Star Eva, Star Aphrodite, Star Lydia and Star Nicole.
d)	Pursuant to the Share Repurchase Program in January, February and March 2025, we repurchased 500,000 shares, 400,000 shares and 381,558 shares, respectively, in open market transactions at an average price of $15.26 per share for an aggregate consideration of $19,553.

e)	On February 6, 2025, the Company agreed to sell the vessel Bittern (Note 5) which is expected to be delivered to her new owners by May 2025.
f)	In February 2025, the Company prepaid the outstanding amount of $7,800 under the existing SEB $39,000 Facility secured by the vessels Star Marilena, Star Borneo and Star Bueno and following the prepayment of the SEB $39,000 Facility, the Company terminated the existing interest rate swap agreements with SEB early for the three aforementioned vessels which were originally set to mature in January 2026.
g)	On February 18, 2025, pursuant to the Company’s dividend policy, the Company’s Board of Directors declared a quarterly cash dividend of $0.09 per share payable on or about March 18, 2025 to all shareholders of record as of March 4, 2025.

h)	In February, 2025, the Company agreed to sell the vessels Star Omicron and Strange Attractor. Star Omicron was delivered to her new owners on March 7, 2025, while vessel Strange Attractor is expected to be delivered to her new owners by the early April 2025. Overall, in connection with the sales of these vessels along with the sale of Bittern (as discussed in Notes 5 and 19e), we expect to collect total gross proceeds of $29,235, make debt prepayments of $13,193 and recognize a loss on sale of approximately $2,169.

i)	In February 2025, the Company received a credit committee approval from ABN AMRO Bank for a senior secured revolving facility of an amount of up to $50,000 (the “ABN Revolving Facility”). Each facility amount provided under the ABN Revolving Facility will be repayable within one year from its drawdown date, with the option to extend repayment for an additional 12 months upon mutual agreement. With the drawdown of of the ABN Revolving Facility, the agreement will be secured by a cross-collateralized first priority mortgage on the vessels Star Eva, Star Aphrodite, Star Lydia and Star Nicole.

j)	In March, 2025, the Company entered into a loan agreement with Taipei Fubon Commercial Bank Co., Ltd. for a loan amount of up to $43,000 (the “Fubon $43,000 Facility”), which is expected to be drawn by the end of the first quarter of 2025. The Fubon $43,000 Facility will mature five years after the drawdown and will be secured by first-priority mortgages on the vessels Peloreus and Leviathan.

