Form 20-F
period 2025-12-31
Star Bulk Carriers Corp.
filed 2026-03-19
CIK 1386716

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

 ☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

As of December 31, 2025, there were 113,424,507 common shares issued and outstanding.

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

YES  ☒                 NO   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

ABOUT THIS REPORT

Throughout this annual report, unless otherwise indicated:

•	“Star Bulk,” the “Company,” “we,” “us,” “our” or similar terms refer to Star Bulk Carriers Corp. and its wholly owned subsidiaries, except that when such terms are used in this annual report in reference to the common stock, they refer specifically to Star Bulk Carriers Corp.;

•	“Eagle Merger” refers to the merger between the Company, Star Infinity Corp., a Marshall Islands corporation and a wholly owned subsidiary of Star Bulk (“Merger Sub”) and Eagle Bulk Shipping Inc. (formerly NYSE: EGLE), a Marshall Islands corporation (“Eagle”);

•	the term deadweight ton (“dwt”) refers to the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry;

•	“Newcastlemax” refers to vessels with carrying capacities of between 200,000 dwt and 220,000 dwt;

•	“Capesize” refers to vessels with carrying capacities of between 100,000 dwt and 200,000 dwt;

•	“Post-Panamax” refers to vessels with carrying capacities of between 90,000 dwt and 100,000 dwt;

•	“Kamsarmax” refers to vessels with carrying capacities of between 80,000 dwt and 90,000 dwt;

•	“Panamax” refers to vessels with carrying capacities of between 65,000 dwt and 80,000 dwt;

•	“Ultramax” refers to vessels with carrying capacities of between 60,000 dwt and 65,000 dwt;

•	“Supramax” refers to vessels with carrying capacities of between 50,000 dwt and 60,000 dwt;

•	“Oaktree” refers to Oaktree Capital Management, L.P., together with its affiliates; and

•	all references to “Dollars” and “$” in this annual report are to U.S. Dollars and all references to “Euro” and “€” in this annual report are to Euros.

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

In addition, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values;
•	the strength of world economies;
•	the stability of Europe and the Euro;
•	fluctuations in currencies, interest rates and foreign exchange rates;
•	business disruptions due to natural and other disasters or otherwise, such as the impact of any future epidemics;
•	the length and severity of epidemics and pandemics and their impact on the demand for seaborne transportation in the dry bulk sector;
•	changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of new buildings under construction;
•	the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom;
•	changes in our expenses, including bunker prices, dry docking, crewing and insurance costs;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	the impact of current and potential additional trade tariffs on global trade and demand for dry bulk shipping;
•	the risk that trade disputes between U.S. and Chinese officials could result in the reimplementation of significant port fees that may impact our fleet;
•	potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions;
ii

•	the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) practices;

•	our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets including as set forth under “Item 4. Information on the Company––B. Business Overview––Our ESG Performance”;

•	new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national imposed by regional authorities such as the European Union (“EU”) or individual countries;

•	potential cyber-attacks which may disrupt our business operations;
•	general domestic and international political conditions or events, including, among others, “trade wars,” the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas, the conflict between the United States, Israel and Iran and the attacks in the Strait of Hormuz, the Red Sea and the Gulf of Aden;
•	the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the United States or other governments;

•	our ability to successfully compete for, enter into and deliver our vessels under time charters or other employment arrangements for our existing vessels after our current charters expire and our ability to earn income in the spot market;

•	potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and armed conflicts, piracy or acts by terrorists;

•	the availability of financing and refinancing;

•	the failure of our contract counterparties to meet their obligations;

•	our ability to meet requirements for additional capital and financing to complete our newbuilding program and grow our business;

•	the impact of our indebtedness and the compliance with the covenants included in our debt agreements;

•	vessel breakdowns and instances of off-hire;

•	potential exposure or loss from investment in derivative instruments;

•	potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management;

•	our ability to complete acquisition transactions as and when planned and upon the expected terms;

•	the impact of port or canal congestion or disruptions; and

•	other important factors described in “Item 3. Key Information––D. Risk Factors” in this annual report.

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

See the section entitled “Item 3. Key Information––D. Risk Factors” of this annual report on Form 20-F for the year ended December 31, 2025, for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. These factors and the other risk factors described in this annual report are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

iv

v

PART I.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.       [Reserved]

B.       Capitalization and Indebtedness

Not Applicable.

C.       Reasons for the Offer and Use of Proceeds

Not Applicable.

D.       Risk Factors

Risk Factor Summary

Risks Related to Our Industry

•	Our results of operations and financial condition depend significantly on charter rates for dry bulk vessels, which may be highly volatile and are affected by macroeconomic factors outside of our control;
•	Global economic conditions and political instability may continue to negatively impact the dry bulk shipping industry and may materially affect our results of operations and financial condition;
•	A variety of shipping industry factors, including among our competitors, along with general economic conditions may cause a decline in the market values of our vessels which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, result in impairment charges or losses on sale;
•	We are subject to complex laws and regulations, including environmental regulations, international safety regulations and vessel requirements imposed by classification societies that can adversely affect the cost, manner or feasibility of doing business;
•	The operation of dry bulk carriers entails certain operational risks that could affect our earnings and cash flow;
•	If our vessels call on ports or territories located in countries that are subject to restrictions, sanctions, or embargoes imposed by the U.S. government, the EU, the United Nations (“UN”) or other governments, it could lead to monetary fines or other penalties and adversely affect our reputation and the price for our common shares;
•	Fuel or bunker prices and marine fuel availability have adversely affected our profitability and may adversely affect our profitability in the future;
•	Failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”) and other anti-corruption laws could result in fines, criminal penalties, charter terminations and an adverse effect on our business;
1

•	Our operating results are subject to seasonal fluctuations; and
•	Acts of piracy and attacks on ocean-going vessels could adversely affect our business.

Risks Related to Our Company

•	We may face liquidity issues if conditions in the dry bulk market worsen for a prolonged period and cause us to fail to comply with the terms of our debt agreements which could adversely affect our business, including our ability to refinance our indebtedness and pay dividends;

•	An increase in the Secured Overnight Finance Rate (“SOFR”) could affect our earnings and cash flow;

•	We have considerable risks relating to the construction of our newbuilding vessels and the potential acquisition of the secondhand vessels that we have agreed to acquire;

•	We may not have adequate insurance to compensate us if we lose our vessels or they suffer significant damages or to compensate third parties for any damages to their property;

•	We depend upon third-party and/or affiliated managers to provide the technical management of our fleet;

•	The aging of our fleet and our practice of purchasing and operating secondhand vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings; and

•	We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.

Risks Related to Taxation

•	A change in tax laws, treaties or regulations, or their interpretation could result in a significant negative impact on our earnings and cash flows from operations; and

•	The Internal Revenue Service could treat us as a “passive foreign investment company,” (or “PFIC”) which could have adverse U.S. federal income tax consequences to U.S. shareholders.

Risks Related to Our Relationships with Mr. Pappas and Other Parties

•	Members of management and our directors may have relationships and affiliations with other entities that could create conflicts of interest.

Risks Related to Our Corporate Structure and Our Common Shares

•	We are a holding company and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments;

•	We may need to raise additional capital in the future, which may not be available on favorable terms or at all or which may dilute our common stock or adversely affect its market price;

•	Our financing arrangements impose a number of restrictions on our ability to pay dividends, and we may not be able to pay dividends even though we have an established dividend policy;

•	The price of our common shares may be highly volatile; and

•	Anti-takeover provisions in our organizational documents could have the effect of discouraging, delaying or preventing a merger or acquisition, or could make it difficult for our shareholders to replace or remove our current Board of Directors, which could adversely affect the market price of our common shares.

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

The dry bulk shipping industry continues to be cyclical with high volatility in charter rates and profitability among the various types of dry bulk vessels. In 2025, charter rates for dry bulk vessels decreased from 2024’s levels but were sustained above the 10-year average. The Baltic Dry Index (“BDI”), an index published by The Baltic Exchange of shipping rates for key dry bulk routes, decreased by 4.2% from 2024 levels and averaged 17.4% above the decade average, as measured by annual weighted averages of the BDI index. During 2025, there was elevated demand for commodities, compounded by the inefficiencies created by the partial closure of the Suez Canal and the trade tensions between major economies. See “Item 4. Information on the Company––B. Business Overview––The International Dry Bulk Shipping Industry” for further details.

Charter rate fluctuations result from changes in the supply of and demand for vessel capacity and major commodities carried on water internationally. Because most factors affecting the supply of and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable. Since we charter our vessels principally in the spot market, we are exposed to the spot market’s cyclicality and volatility. We may not be able to predict whether future spot rates will be sufficient to enable our vessels to be operated profitably. Factors that influence the demand for dry bulk vessel capacity include: supply of and demand for energy resources, commodities, and semi-finished consumer and industrial products and the location of consumption versus the location of their regional and global exploration, production or manufacturing facilities; the globalization of production and manufacturing; global and regional economic and political conditions and developments, including armed conflicts such as the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas, the conflict between the United States, Israel and Iran and related conflicts in the Middle East, the attacks on commercial vessels and effective shutdown of the Strait of Hormuz, the Houthi seizures and attacks on vessels traveling through the Red Sea and the Gulf of Aden and terrorist activities; natural disasters and weather; pandemics; embargoes and strikes; disruptions and developments in international trade, including trade disputes or the imposition of tariffs on various commodities or finished goods; changes in seaborne and other transportation patterns, including the distance cargo is transported by sea; environmental and other legal regulatory developments; and currency exchange rates. Factors that influence the supply of dry bulk vessel capacity include: the number of newbuilding orders and deliveries including slippage in deliveries; number of shipyards and ability of shipyards to deliver vessels; port and canal congestion; speed of vessel operation; vessel casualties; the degree of recycling of older vessels, depending, among other things, on recycling rates and international recycling regulations; number of vessels that are out of service, namely those that are laid-up, dry docked, awaiting repairs or otherwise not available for hire; availability of financing for new vessels and shipping activity; changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and changes in environmental and other regulations that may limit the useful lives of vessels. In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing dry bulk fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations, given that they may impose technological and other requirements upon our vessels.

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

Global economic conditions and political instability may continue to negatively impact the dry bulk shipping industry and may materially affect our results of operations and financial condition.

The world economy is currently facing a number of ongoing challenges as a result of recent geopolitical uncertainty, international hostilities and trade tensions between the United States and their major trading partners, which may generally reduce economic growth and disrupt global trade and shipping. Concerns over geopolitical issues, including acts of war and the increased presence of the U.S. or other armed forces in various regions, including Iraq, North Korea, Venezuela, North Africa, Ukraine, Israel, Palestine, Iran and the Middle East have contributed to increased volatility and diminished expectations for the economy and the markets going forward. Further, these factors, combined with volatile oil prices, declining business and consumer confidence, have precipitated fears of a possible economic recession. Domestic and international equity markets continue to experience heightened volatility and turmoil. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.

Further, because we operate our vessels globally, our operations may be affected by the political and economic conditions, as well as any ongoing conflicts, occurring in the countries or regions in which our ships operate. Most recently, the escalating military conflict between the U.S., Israel and Iran has greatly increased the security risks to vessels operating in the Gulf region, leading to an effective shutdown of the Strait of Hormuz. On March 11, 2026, one of our Kamsarmax vessels, the Star Gwyneth, was struck a projectile near the Strait of Hormuz. As the Star Gwyneth suffered minimal damage, and the attack did not result in any pollution or injuries, we do not anticipate that this particular incident will materially impact our results of operations and financial condition. Depending on the duration and severity of the conflict, shipping in this region may experience prolonged disruption. The continued disruption of such critical trade routes could have significant impacts in the Middle East region and on the global economy, which may adversely impact oil markets and the demand for dry-bulk vessel capacity and charter rates. While much uncertainty remains regarding the global impact of the aforementioned conflicts, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows in the future, resulting again in constructive losses. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia, Ukraine, Israel, Palestine, Iran and the Middle East, which could adversely affect our operations.

Our business could also be materially and adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist or other attacks, hostilities or diplomatic or political pressures. In 2022, in response to the ongoing conflict in Ukraine, the United States and several European countries imposed various economic sanctions against Russia, prohibitions on imports of Russian energy products, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal, and prohibitions on investments in the Russian energy sector by U.S. persons, among other restrictions. The geopolitical situation in Eastern Europe intensified in late February 2022, with the commencement of Russia’s military action against Ukraine. Three of our vessels’ loading operations were suspended by the Ukrainian port authorities at the outset of the war. While two of these vessels were able to safely navigate away following the implementation of a multilateral agreement to resume grain exports from the Black Sea regions in 2022, the third was treated as a constructive total loss by our war risk insurers in 2023 given its prolonged detainment.

Our operations expose us to the risk that increased trade protectionism from the United States, China or other countries adversely affect our business. Trade tensions between the United States and China remain high and have escalated under the second Trump administration’s recent economic and trade-related proposals. For example, in early 2025, the Office of the U.S. Trade Representative (“USTR”) put forward additional port fees under Section 301 of the Trade Act of 1974 targeting China’s maritime, logistics and shipbuilding sectors. The U.S. port fees went into effect on October 14, 2025, and were structured to impact certain Chinese-built or operated vessels entering U.S. ports. In response to the U.S. port fees, China’s Ministry of Transport announced parallel Chinese port fees on vessels calling at Chinese ports which were built or flagged in the United States or owned or operated by U.S. enterprises, other organizations, or individuals, including those in which U.S. enterprises, other organizations, or individuals directly or indirectly hold 25% or more of the equity, voting rights or board seats. On November 10, 2025, U.S. and Chinese authorities suspended the application of each respective set of port fees for one year. Substantial uncertainty remains as to how the port fees will be assessed after the end of the suspension period, scheduled to begin November 10, 2026. As we have eight vessels under construction in Chinese shipyards, in addition to a number of Chinese-built vessels already being operated in our fleet, and we are a U.S.-listed, widely held public company, there is a risk that we could be subject to the port fees or similar measures should they go into effect following the end of the suspension period.

Further, on February 13, 2026, the second Trump administration released its Maritime Action Plan (the “MAP”) focused on reviving the U.S. shipping sector. Notably, the MAP proposes a “universal infrastructure or security fee,” which would apply more broadly than the USTR special port fees and would cover all internationally built vessels calling at U.S. ports. While specific figures have yet to be determined, the fees would be assessed on the weight of the imported tonnage arriving on the vessel. Currently, the MAP represents a policy plan for the administration, and it is unclear whether any of the initiatives contained therein will ultimately result in binding law or regulation. Given the uncertainties surrounding the implementation and potential magnitude of these proposed fees, as well as any retaliatory measures that other countries may adopt in response, the impact of such measures on our business is difficult to assess at this time.

Additionally, the second Trump administration has imposed and may continue to impose additional tariffs on imports from Canada, Mexico, China and the EU. It is unknown whether and to what extent additional tariffs (or other new laws or regulations) will be adopted by the second Trump administration, or the effect that any such actions would have on us or our industry. If new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated, this could further compound disruptions and cost increases within the global shipping industry. Market uncertainty about the applicability of such measures could disrupt global shipping patterns and potentially increase congestion and costs at ports worldwide. The overall impact of such actions on our operations is not possible to fully predict at this time.

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

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region. As a result, economic slowdown in the Asia Pacific region, particularly in China, may have a material adverse effect on us. In addition, all of our newbuilding vessels are being built at Chinese shipyards. We conduct a substantial portion of our business in China or with Chinese counter parties. A decrease in the level of imports to and exports from China could adversely affect our business, results of operations and financial condition. Changes in the economic conditions of China, and policies adopted by the government to regulate its economy, tax matters and environmental concerns (such as achieving carbon neutrality) and their implementation by local authorities could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports, our vessels that undergo dry docking and our newbuilding vessels that are being built at Chinese shipyards and the financial institutions with whom we have entered into financing agreements, and could have a material adverse effect on our business, results of operations and financial condition.

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

These requirements and any passage of additional climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level, that restrict emissions of GHGs could require us to make significant financial expenditures, including the installation of pollution controls and the purchase of emissions credits, as well as have other impacts on our business or operations, that we cannot predict with certainty at this time. Regarding the purchase of emission credits, until now the relevant cost is fully covered by the vessels’ charterers in accordance with the charter party agreements (for time charter) or by including same in the freight (for voyage charter). While as of February 25, 2026, we have Exhaust Gas Cleaning Systems (“EGCS” or “scrubbers”) fitted on 136 of the 141 vessels in our fleet on a fully delivered basis, pursuant to IMO sulfur cap regulations, we may be required in the future to expend more capital to modify, upgrade or replace vessels as a result of new climate- or GHG-related rules and regulations. For example, we are installing energy-saving devices in some of our ships to reduce consumption and improve our Carbon Intensity Indicator (“CII”), a metric used to evaluate emissions intensity of ships.

In July 2023, the IMO adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships to reduce greenhouse gas emissions from ships. The initial strategy identifies levels of ambition to reducing greenhouse gas emissions. In April 2025, the Marine Environment Protection Committee of the IMO (“MEPC”) approved the draft legal text of the IMO Net-Zero Framework to be included as a new chapter in MARPOL Annex VI. The Net-Zero Framework includes a new fuel standard for ships and a global GHG emission pricing mechanism. These regulations were slated for adoption in October 2025; however MEPC agreed to adjourn the meeting on adoption until 2026. As a result, the Net-Zero Framework may be subject to further changes. Adoption of the Net-Zero Framework and other regulatory measures implementing the IMO GHG framework may require us to incur additional capital expenditures to comply with the relevant regulations. Even in the absence of climate control legislation and regulations, our business and operations may be materially affected to the extent that climate change results in sea level changes or more frequent or intense weather events. For additional information see “Item 4. Information on the Company––B. Business Overview––Environmental and Other Regulations in the Shipping Industry”.

Increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our ESG practices may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies from investor advocacy groups, certain institutional investors, lenders, charterers and other market participants (collectively, the “Market Participants”), who, in recent years, have focused on the implications and social cost of their investments. Market Participants may incorporate ESG metrics and criteria into their lending and investment decisions, potentially affecting our access to and cost of capital. The commercial tradability of our vessels could also be affected should our vessels fail to comply with charterers' ESG requirements.If we do not adapt to or comply with such evolving expectations and standards, or are perceived to have failed to respond appropriately to the growing concern surrounding ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and our business, financial condition and/or stock price could be materially and adversely affected. Overall, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide-ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition. Please see “Item 4. Information on the Company––B. Business Overview––Our ESG Performance” for additional information with respect to our ongoing ESG efforts.

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

We endeavor to take precautions to ensure that our customers do not enter any countries or conduct any trade which would breach U.S. government, EU, UN or any applicable sanctions regulation. However, on such customers’ instructions, and without our consent, there is a risk that our vessels may call on ports in countries or territories that violate such sanctions or embargoes.Any violation of sanctions or embargo laws and regulations could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Additionally, some investors may decide to divest their interest, or not to invest, in us simply because our vessels called a sanctionable area, even if that call would not breach any applicable sanctions regulation, or we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. War, terrorism, civil unrest and governmental actions in these and surrounding countries may adversely affect investor perception of the value of our common stock.

Fuel, or bunker, prices and marine fuel availability have adversely affected our profitability and may adversely affect our profitability in the future.

Since we expect to primarily employ our vessels in the spot market, we expect that vessel fuel, known as bunkers, will be one of the largest single expense items in our shipping operations for our vessels. Changes in fuel prices have historically had an adverse effect on our profitability and may adversely affect our profitability in the future. The price and supply of fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments (such as the ongoing conflicts between Russia and Ukraine, between Israel and Hamas and between the United States, Israel and Iran and related conflicts in the Middle East), supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce our profitability and the competitiveness of our business versus other forms of transportation, such as truck or rail. Lastly, if sulfur emissions regulations are relaxed in the future, or if the cost differential between low sulfur fuel and high sulfur fuel is lower than anticipated, this may decrease our Time Charter Equivalent (“TCE”) rate and as a result, we may experience a material adverse effect on our earnings.

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

Acts of piracy and attacks have affected ocean-going vessels trading in certain regions of the world, such as the South China Sea, the Gulf of Aden, the Strait of Hormuz and the Red Sea. Piracy continues to occur in the Gulf of Aden, off the coast of Somalia, and increasingly in the Gulf of Guinea. We consider potential acts of piracy to be a material risk to the international shipping industry, and protection against this risk requires vigilance. Our vessels regularly travel through regions where pirates are active. Furthermore, geopolitical conflicts have also resulted in attacks on ships, mining of waterways and other efforts to disrupt international shipping. The Houthi seizures and attacks on commercial vessels in the Red Sea and the Gulf of Aden have impacted the global economy as some companies have decided to reroute vessels to avoid the Suez Canal and Red Sea. In 2024, one of the vessels that we later acquired in the Eagle Merger suffered limited damage from an attack in the Red Sea and the Gulf of Aden. The recent attacks on vessels near the Strait of Hormuz, including the attack on our vessel, the Star Gwyneth, effectively shut down the Strait of Hormuz, forcing companies to reroute their vessels to avoid the waterway. Such attacks and related conflicts have disrupted and could continue to disrupt supply chains and cause instability in the global economy. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions, which could have a material adverse effect on our results of operations, financial condition and ability to pay dividends. Crew costs could also increase in such circumstances.

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

We are exposed to market risk from changes in interest rates because obligations under our bank loans and lease financings bear interest at rates that fluctuate with the financial markets, and our interest expense is affected by changes in the general level of interest rates. As a result, a change in market interest rates could have an adverse effect on our earnings and cash flow. As of December 31, 2025, our obligations under our bank loans and lease financings bear interest at SOFR plus a margin. SOFR averaged 5.01% and 5.15% in 2023 and 2024, respectively, and decreased to an average of 4.24% during 2025. In order to manage our exposure to interest rate fluctuations under SOFR, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can, however, be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of such interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. For additional information, see “Item 5. Operating and Financial Review and Prospects––B. Liquidity and Capital Resources––Senior Secured Credit Facilities.”

We have considerable risks relating to the construction of our newbuilding vessels and the potential acquisition of secondhand vessels that we have agreed to acquire.

As of February 25, 2026, we had contracts for eight newbuilding vessels with expected deliveries between April and September 2026. Additionally, we recently entered into a conditional sale and purchase agreement with Diana Shipping Inc. (“Diana”) to acquire 16 secondhand vessels from Diana (the “Diana Purchase Agreement”). See “Item 4. Information on the Company––A. History and Development of the Company––Significant Changes to Our Fleet During the Years 2024-2026”. The success of such transactions will depend on a variety of factors, many of which may not be within our control. Vessel construction projects are generally subject to risks of delay or cost overruns that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. The Diana Purchase Agreement in particular is conditioned upon the success of Diana’s offer to acquire Genco Shipping & Trading Ltd. (“Genco”). Genco has previously rejected Diana’s proposal and, as of the date of this report, has not agreed to any transaction with Diana. The failure to complete the construction projects or potential vessel acquisitions in a timely manner, or at all, may reduce our expected revenue from such vessels, and we may continue to incur costs and expenses related to delayed vessels, such as supervision expense and interest expense for the outstanding debt, if any.

As of February 25, 2026, the total payments for our eight vessels under construction and installation of scrubber equipment were expected to be $287.8 million, of which we had already paid $81.2 million and we expect to fund our remaining newbuilding commitments through a combination of our own funds and the proceeds from our $130.0 million credit facility with E.SUN Commercial Bank Ltd (the “ESUN $130.0 million Facility”), as mentioned in “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Senior Secured Credit Facilities”. The aggregate purchase price for the 16 secondhand vessels included in the Diana Purchase Agreement is $470.5 million and we expect to fund the acquisition through a combination of available cash and new debt financing. There can be no guarantee that we will be able to obtain such financing on a timely basis or on acceptable terms. If we are unable to complete such financing, we may be required to seek alternative financing, which could be more expensive or impose more restrictions on us.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business.

The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, depends on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. We have in place safety and security measures on our vessels and onshore operations to secure our vessels against cybersecurity attacks and any disruption to their information systems. However, these measures and technology may not adequately prevent security breaches which are constantly evolving and have become increasingly sophisticated as attackers employ emerging technologies, such as artificial intelligence (“AI”). If security threats are not recognized or detected until they have been launched, we may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience.

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

We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. A cyber-attack could also lead to litigation, fines, other remedial action, heightened regulatory scrutiny and diminished customer confidence. In addition, our remediation efforts may not be successful, and we may not have adequate insurance to cover these losses. The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could have a material adverse effect on our business, results of operations, cash flows and financial condition. For example, in July 2024, a software update by CrowdStrike Holdings, Inc. (“CrowdStrike”), a cybersecurity technology company, caused widespread crashes of Windows systems into which it was integrated. Our systems both in the office and on the vessels were briefly affected by the CrowdStrike software update, but immediate remedial action by the Company restored the systems quickly. Although we have not experienced any material impacts as a result of the CrowdStrike software update, we could in the future experience similar third-party software-induced interruptions to our operations which could adversely affect our business, results of operations and financial condition. Moreover, cyber-attacks against the Ukrainian government and other countries in the region have been reported in connection with the conflicts between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions or us, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact.

We are subject to certain risks with respect to our counterparties on contracts.

We have entered into, and may enter in the future into, various contracts, including charter parties and contracts of affreightment with our customers, newbuilding contracts with shipyards, contracts for the purchase of secondhand vessels, credit facilities with our lenders and operating leases as charterers. These agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime industry, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. Should our counterparties fail to honor their obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Our use of artificial intelligence technology may result in operational challenges, legal liability, reputational concerns and privacy and competitive risks.

While we currently have limited use of AI, we are continuously exploring the use of AI technology across our operations to further enhance automation, efficiencies and decision making. Expanded use of AI moving forward may result in operational challenges, legal liability, reputational and ethical concerns and privacy and competitive risks, which could adversely affect our financial condition, results of operations or reputation. Expanding the use of AI may also require us to incur additional costs to minimize potentially harmful or unintended consequences, to comply with applicable and emerging laws and regulations, to maintain or extend our competitive position, and to address any ethical, reputational, technical, operational, legal, competitive or regulatory issues which may arise as a result of any of the foregoing.

Regulation of AI is rapidly evolving worldwide as legislatures and regulators increasingly focus on these emerging technologies. For example, the European Union’s Artificial Intelligence Act (the “EU AI Act”) establishes, among other things, a risk-based governance framework for regulating AI systems operating in the EU. This framework categorizes AI systems into different categories based on the risks associated with such systems’ intended purposes, prohibiting AI systems with “unacceptable” risks and regulating AI systems with “high” or “limited” risks. There is a risk that our future AI-powered solutions may require us to comply with the applicable requirements of the EU AI Act, which may result in additional costs, increase our risk of liability and fines or otherwise adversely affect our business, results of operations, financial condition and future prospects.

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

As further described under “Item 10. Additional Information––E. Taxation––U.S. Federal Income Taxation of U.S. Holders” we believe that we currently are not a PFIC, and we do not expect to become a PFIC in the future. However, there is no direct legal authority under the PFIC rules addressing our characterization of income from our voyage and time chartering activities nor our characterization of contracts for newbuilding vessels, if any. Moreover, the determination of PFIC status for any year can only be made on an annual basis after the end of such taxable year and will depend on the composition of our income, assets and operations from time to time. Because of the above-described uncertainties, there can be no assurance that the Internal Revenue Service will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for any taxable year. If we were classified as a PFIC for any taxable year during which a U.S. shareholder owns common shares (regardless of whether we continue to be a PFIC), the U.S. shareholder would be subject to special adverse rules, including taxation at maximum ordinary income rates plus an interest charge on both gains on sale and certain dividends, unless the U.S. shareholder makes an election to be taxed under an alternative regime. Certain elections may be available to U.S. shareholders if we were classified as a PFIC.

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

Our directors and officers have a fiduciary duty to manage our business in a manner that is beneficial to us and our shareholders. They are not, however, required to work full-time on our affairs. Certain of our directors and executive officers also serve as directors and officers of other entities (e.g., Oceanbulk Maritime S.A, PST Tankers LLC, Augustea Group Holding SpA, Interchart Shipping Inc. and Seatankers Management Norway AS). While we do not expect our Chief Executive Officer, Mr. Petros Pappas, to have any material relationship with any companies in the dry bulk shipping industry other than us, he will continue to be involved in other areas of the shipping industry. These responsibilities and relationships could create conflicts of interest between us and these counterparties, and it is not certain that any of these conflicts of interest will be resolved in our favor.

In addition, our executive officers may devote less time to us than if they were not engaged in other business activities and may owe fiduciary duties to the shareholders of other companies with which they may be affiliated, including those companies listed above. Their other business activities may create conflicts of interest in matters involving or affecting us and our customers, which could result in an adverse effect on our business, financial condition, results of operations and cash flows. We use our best efforts to ensure compliance with all applicable laws and regulations in addressing such conflicts of interest.

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

Under the terms of a number of our outstanding financing arrangements, we are subject to various restrictions on our ability to pay dividends. Our financing arrangements prevent us from paying dividends if an event of default exists under our credit facilities or if certain financial ratios are not met. See “Item 5. Operating and Financial Review and Prospects––B. Liquidity and Capital Resources––Senior Secured Credit Facilities––Credit Facility Covenants” for further details. Subject to these restrictions, any dividends paid must be declared in accordance with our dividend policy, as adopted and amended by our Board of Directors, see “Item 8. Financial Information––A. Consolidated statements and other financial information—Dividend Policy” for further details. The timing and amount of dividends, if any, will depend on our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, applicable provisions of Marshall Islands law , and other factors, many of which may be beyond our control. Furthermore, the dry bulk shipping industry is volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends in any period.

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

Changes to the definition of “foreign private issuer” under U.S. securities laws could cause us to lose our FPI status and become subject to increased regulatory and reporting burdens.

We currently qualify as a “foreign private issuer” or FPI as defined in Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which entitles us to certain exemptions from disclosure, corporate governance and reporting requirements imposed on U.S. domestic issuers. On June 4, 2025, the SEC published a concept release soliciting public comment on whether to amend the eligibility criteria for foreign private issuer status, and on December 18, 2025, the Holding Foreign Insiders Accountable Act was enacted, which will require our directors and officers to comply with the share ownership and transaction reporting obligations of Section 16(a) of the Exchange Act beginning March 18, 2026. The concept release outlines several potential approaches to narrow FPI eligibility, including updating the existing shareholder and business contacts tests, adding minimum non-U.S. trading volume requirements or requiring incorporation in jurisdictions with robust regulatory frameworks. If the SEC were to adopt any of these approaches, we may no longer qualify as an FPI and would become subject to similar regulatory and reporting requirements applicable to U.S. domestic issuers. Compliance with these additional requirements could impose material additional costs.

Our reliance upon FPI exemptions may afford less protection to holders of our common shares.

Nasdaq Global Select Market’s (“Nasdaq”) corporate governance rules require, subject to exceptions, listed companies to have, among other things, a majority of their board members be independent and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As an FPI, we may follow the laws of the Republic of the Marshall Islands, our home country, with respect to the foregoing requirements. For example, although our Board of Directors currently includes eight members who are independent under the Nasdaq rules, we may in the future have less than a majority of directors who would be deemed independent, as permitted under Marshall Islands law. In addition, as an FPI we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic companies whose securities are registered under the Exchange Act. See “Item 16G. Corporate Governance” for further details.

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

Our corporate affairs are governed by our Fourth Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and our Fourth Amended and Restated Bylaws (the “Bylaws”) and by the Marshall Islands Business Corporations Act (the “MIBCA”). The provisions of the MIBCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Marshall Islands interpreting the MIBCA. The rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States.

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

Our Articles of Incorporation authorize us to issue 300,000,000 common shares, of which 113,424,507 shares were issued and outstanding as of December 31, 2025. In addition, certain shareholders hold registration rights, see “Item 7. Major Shareholders and Related Party Transactions––A. Major Shareholders.”. Sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We intend to issue additional common shares in the future. Our shareholders may incur dilution from any future equity offering and upon the issuance of additional common shares pursuant to our equity incentive plans.

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

A.       History and Development of the Company

Star Bulk Carriers Corp. was incorporated in the Marshall Islands under the MIBCA on December 13, 2006 and commenced operations on December 3, 2007 upon taking delivery of our first vessel. Our executive offices are located at c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece and its telephone number is 011-30-210-617-8400. Our registered office is located at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH 96960. The name of our registered agent at such address is The Trust Company of the Marshall Islands, Inc.

Eagle Merger

On April 9, 2024, we completed the merger with Eagle in an all-stock transaction. Each Eagle shareholder received 2.6211 shares of Star Bulk common stock for each share of Eagle common stock owned. Eagle common stock has ceased trading and is no longer listed on the New York Stock Exchange.

On August 1, 2024, Eagle’s outstanding 5.00% Convertible Senior Notes (the “Convertible Notes”) that we assumed and guaranteed as part of the Eagle Merger matured, and were converted into 5,971,284 shares of Star Bulk common stock.

The integration of the two companies has been substantially completed, and we continue to use our enhanced scale, capabilities and operational leverage to better serve our customers and create value for all stakeholders.

For additional information, see “Item 10. Additional Information––C. Material Contracts––Eagle Merger”.

Significant Changes to Our Fleet During the Years 2024-2026

During 2023, we entered into five firm shipbuilding contracts with Qingdao Shipyard Co., Ltd. for the construction of five 82,000 dwt Kamsarmax newbuilding vessels. Delivery of these vessels is scheduled progressively from April 2026 through September 2026.

Upon completion of the Eagle Merger on April 9, 2024, we acquired Eagle’s fleet, which consisted of 52 dry bulk Supramax/Ultramax vessels. Prior to the closing of the Eagle Merger, Eagle had agreed to sell two of its vessels, which were delivered to their new owners after the closing of the Eagle Merger.

In October 2025, we entered into three novation and amendment agreements with Hengli Shipbuilding (Singapore) Pte. Ltd. and Hengli Shipbuilding (Dalian) Co. Ltd. for the acquisition of three 82,000 dwt Kamsarmax newbuilding vessels that are currently under construction. Delivery of these vessels is scheduled progressively within the three-month period ending September 30, 2026.

From time to time, in response to changing market conditions, we have disposed of certain of our vessels (the majority of which were older vessels). As a result, as of the date of this annual report, on a fully delivered basis, our fleet includes 141 vessels, with an aggregate capacity of 14.0 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with carrying capacities between 55,569 dwt and 209,537 dwt.

Additionally, from time to time we will enter into agreements for the opportunistic acquisition of secondhand vessels. On March 6, 2026, we announced that we had entered into the Diana Purchase Agreement, whereby we agreed to acquire 16 vessels from Diana, including one Newcastlemax, six Capesize vessels, seven Ultramax vessels and two Supramax vessels, with a total carrying capacity of 1.8 million dwt and an average age of 11.4 years. The Diana Purchase Agreement is subject to, among other conditions, the success of Diana’s offer to acquire Genco. See “Item 3. Key Information – D. Risk Factors – We have considerable risks relating to the construction of our newbuilding vessels and the potential acquisition of secondhand vessels that we have agreed to acquire.” Assuming the successful consummation of this transaction, our fleet will include 157 ships on a fully delivered basis with a total carrying capacity of 15.9 million dwt and average age of 12.0 years.

For more information on the Company’s capital expenditures and divestitures, see Note 6 to our audited consolidated financial statements included in this annual report.

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

We are committed to integrating ESG practices into our operational and strategic decision making within the scope of our vision to be a leader in sustainable dry bulk shipping. In alignment with this commitment we are a signatory to the United Nations (UN) Global Compact supporting its Ten Principles on areas of human rights, labor, environment and anticorruption and committing to the broader Sustainable Development Goals. In addition, we publish an annual ESG Report, which presents our ESG strategy and goals, identifies ESG related risks and reports on our ESG performance across all our business operations. In October 2025, we released our seventh annual ESG Report. All of our ESG Reports may be found on our website at www.starbulk.com. The information contained on or connected to our website is not part of this annual report.

Our ESG Performance:

Environment

We endeavor to comply with all applicable environmental regulations efficiently and in a timely manner and implement measures to improve our environmental performance, protect the marine environment and reduce our carbon footprint.

•	We have retrofitted our fleet with scrubbers, in order to comply with the sulfur emissions standards, titled IMO-2020, set by the International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”).
•	We have implemented a retrofit program across our entire fleet to comply with the IMO’s Ballast Water Management Convention.
•	In accordance with the scope of the GHG strategy set for 2030 and 2050 by the IMO, we monitor the performance of our vessels through telemetry and advanced data management systems and take action to improve the energy efficiency of our fleet both operationally and technically.
•	We participate in the Poseidon Principles, which provide a framework for assessing and disclosing the climate alignment of ship finance portfolios and are consistent with the policies and ambitions of the IMO to achieve net zero GHG emissions by or around 2050.
•	We collaborate with our charterers within the scope of the Sea Cargo Charter, providing them with our vessel data to enable them to assess and report on the carbon intensity of the chartering activities of these vessels.
21

•	We have engaged and actively participate in partnerships and alliances that promote sustainability in the maritime sector, including emission control and other environmental initiatives, such as the Maritime Emissions Reduction Centre, the Global Maritime Forum, the Getting to Zero Coalition, the Clean Shipping Alliance and the Hellenic Marine Environment Protection Association.

•	We are active participants in several projects for the development and/or deployment of new green technologies and alternative fuels, including with respect to:

•	the adoption of various latest technology voyage optimization platforms which aim to reduce fuel consumption and therefore our fleet’s CO2 footprint;

•	the installation of energy-saving devices, such as propeller ducts, which aim to reduce the required propulsion power and CO2 emissions of our vessels;

•	piloting and evaluating latest technology anti-fouling paints and hull cleaning technologies to reduce hull resistance and improve vessel’s energy efficiency;

•	the techno-economic feasibility assessment of several zero-emission fuels, including biofuels and green-hydrogen derived fuels such as methanol and ammonia; and

•	onboard carbon capture technologies, including by leveraging our existing exhaust gas cleaning systems.

Social

We are focused on continuously improving our social impact, including with respect to the health, safety and wellbeing of employees, both on board and ashore, operational excellence and community support.

•	The health, safety, security and well-being of our people at sea and on shore is our top priority, and maintaining the safety and security of our crews on board in the context of the increasing risks posed by terrorist or other attacks and international hostilities is of particular importance. We are a signatory to the Neptune Declaration on Seafarer Wellbeing, which promotes the health and safety of seafarers. We are also signatories of the Gulf of Guinea Declaration on Suppression of Piracy.
•	We are dedicated to providing equal employment opportunities and treating our people fairly without regard to race, color, religious beliefs, age, sex, or any other classification.
•	We maintain high retention rates both on board and ashore and work to facilitate the professional development, continuous training and career advancement of our people.
•	We are implementing employee well-being programs, which include but are not limited to flexible working schemes, psychological support services, professional coaching and employee engagement activities.
•	We are consistently among the top ranked dry bulk operators globally in the RightShip Safety Score.
•	Our community investment activities focus on, but are not limited to, supporting vulnerable groups, sports and youth education in Greece.

Governance

We endeavor to apply corporate governance best practices, adhere to strong ethical principles and ensure the high commercial performance of our fleet.

•	The Company is governed by a diverse and experienced, majority independent Board of Directors.

•	We have adopted a rigorous Code of Business Ethics (as defined below) and Anti-Corruption Policy to address the new Global Reporting Initiative Standards, the company’s ESG Commitments and the UN Global Compact Principles.

•	We maintain an online whistleblowing platform on the Company’s website to facilitate anonymous and confidential reporting by internal and external stakeholders.

•	We implement rigorous internal controls structured to ensure robust risk management practices.

•	We continuously cultivate an open reporting culture both in our offices and on board our vessels.

•	The Company’s ESG Committee at the Board level provides guidance and oversight with regards to the company’s ESG strategy.

•	We deploy advanced Enterprise Resource Planning and Business Intelligence systems to enable lean operations and efficient decision making, and are continuously upgrading and enhancing our cybersecurity systems, processes and policies, both in the office and on our vessels, to safeguard the Company from cyber risks.

•	We have launched a new cloud-based Human Resources Management System, which enhances the efficiency of human resources processes across the organization.

•	We are piloting AI applications and gradually developing clearly defined use cases, across the Company’s processes to further enhance automation, efficiencies and decision making, with close attention to cybersecurity, data governance, and system reliability.

Our Fleet

We have built our fleet through timely and selective corporate mergers and fleet acquisitions of secondhand vessels and vessels under construction. We believe our fleet is well-positioned to take advantage of economies of scale in commercial, technical and procurement management. We maintain a large, modern, fuel-efficient and high-quality fleet, which demonstrates our ability to transport a multitude of dry bulk cargoes across the globe on a 24/7 basis. As a result, we believe we will have an opportunity to capitalize on rising market demand during a period of reduced fleet growth, customer preferences for our ships and economies of scale, while also capturing the benefits of fuel cost savings through spot time charters or voyage charters.

The majority of our operating fleet is equipped with a vessel remote monitoring system that provides real-time data regarding fuel and lubricant consumption and efficiency. While these monitoring systems are generally available in the shipping industry, we believe that they can be cost-effectively employed only by large-scale shipping operators, such as us.

In addition, pursuant to the IMO sulfur cap regulations, which set a sulfur oxide emissions limit of 0.5% m/m and came into force in January 2020, we decided to install scrubbers on the vast majority of our vessels (“Scrubber Retrofitting Program”). As of February 25, 2026, we have scrubbers fitted on 136 of the 141, or 97%, of our vessels in our fleet on a fully delivered basis. We believe that the maritime regulations have already had, and will continue to have, a strong impact on the maritime industry and will further distinguish us from other dry bulk owners with conventional dry bulk vessels that are not able to consume less expensive bunker fuel with higher sulfur content. With scrubber installations increasing across our fleet, we expect our competitive advantage to grow, making our vessels more attractive to charterers and cargo owners.

Furthermore, we are actively investing in reducing the carbon emissions of our vessels using a variety of technologies such as hull cleaning robots, voyage optimization software, premium low-friction hull antifouling paints including top tier self-polishing (“SPC technology”) and friction-resistant silicon coatings (“FRC technology”), variable frequency drivers for engine room fans and sea water cooling pumps and installation of Energy Saving Devices (“ESD”) (mainly Mewis ducts and Propeller boss cap fins) on our vessels. As of February 25, 2026, we have completed the installation of ESDs on 61 of our vessels and we have planned for another 13 vessels to be equipped with such devices in 2026. In 2025, we completed the installation of 6 new high efficiency designed propellers (“HEP”) optimized to the operating profile of our vessels, and we plan to proceed with the installation of additional HEPs in 2026, subject to our fleet requirements.

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

The following tables summarize key information about our operating fleet, as of February 25, 2026:

Operating Fleet

				Date
#	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
1	Sea Diamond Shipping LLC	Goliath	209,537	July 15, 2015	2015
2	Pearl Shiptrade LLC	Gargantua	209,529	April 2, 2015	2015
3	Star Ennea LLC	Star Gina 2GR	209,475	February 26, 2016	2016
4	Coral Cape Shipping LLC	Maharaj	209,472	July 15, 2015	2015
5	Star Castle II LLC	Star Leo	207,939	May 14, 2018	2018
6	ABY Eleven LLC	Star Laetitia	207,896	August 3, 2018	2017
7	Domus Shipping LLC	Star Ariadne	207,812	March 28, 2017	2017
8	Star Breezer LLC	Star Virgo	207,810	March 1, 2017	2017
9	Star Seeker LLC	Star Libra	207,765	June 6, 2016	2016
10	ABY Nine LLC	Star Sienna	207,721	August 3, 2018	2017
11	Clearwater Shipping LLC	Star Marisa	207,709	March 11 2016	2016
12	ABY Ten LLC	Star Karlie	207,566	August 3, 2018	2016
13	Star Castle I LLC	Star Eleni	207,555	January 3, 2018	2018
14	Festive Shipping LLC	Star Magnanimus	207,526	March 26, 2018	2018
15	New Era II Shipping LLC	Debbie H	206,861	May 28, 2019	2019
16	New Era III Shipping LLC	Star Ayesha	206,852	July 15, 2019	2019
17	New Era I Shipping LLC	Katie K	206,839	April 16, 2019	2019
18	Cape Ocean Maritime LLC	Leviathan	182,511	September 19, 2014	2014
19	Cape Horizon Shipping LLC	Peloreus	182,496	July 22, 2014	2014
20	Star Nor I LLC	Star Claudine	181,258	July 6, 2018	2011
21	Star Nor II LLC	Star Ophelia	180,716	July 6, 2018	2010
22	Sandra Shipco LLC	Star Pauline	180,274	December 29, 2014	2008
23	Christine Shipco LLC	Star Martha	180,274	October 31, 2014	2010
24	Star Nor III LLC	Star Lyra	179,147	July 6, 2018	2009
25	Star Regg V LLC	Star Borneo	178,978	January 26, 2021	2010
26	Star Regg VI LLC	Star Bueno	178,978	January 26, 2021	2010
27	Star Regg IV LLC	Star Marilena	178,978	January 26, 2021	2010
28	Star Regg II LLC	Star Janni	178,978	January 7, 2019	2010
29	Star Regg I LLC	Star Marianne	178,906	January 14, 2019	2010
30	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
31	Global Cape Shipping LLC	Kymopolia	176,990	July 11, 2014	2006
32	ABY Fourteen LLC	Star Scarlett (2)	175,649	August 3, 2018	2014
33	ABM One LLC	Star Eva	106,659	August 3, 2018	2012
34	Nautical Shipping LLC	Amami	98,681	July 11, 2014	2011
35	Majestic Shipping LLC	Madredeus	98,681	July 11, 2014	2011

Date
#	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
36	Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011
37	Star Vega LLC	Star Vega	98,681	February 13, 2014	2011
38	ABY II LLC	Star Aphrodite	92,006	August 3, 2018	2011
39	Augustea Bulk Carrier LLC	Star Piera	91,951	August 3, 2018	2010
40	Augustea Bulk Carrier LLC	Star Despoina	91,951	August 3, 2018	2010
41	Star Nor IV LLC	Star Electra	83,494	July 6, 2018	2011
42	Star Alta I LLC	Star Angelina	82,981	December 5, 2014	2006
43	Star Alta II LLC	Star Gwyneth	82,790	December 5, 2014	2006
44	Star Trident I LLC	Star Kamila	82,769	September 3, 2014	2005
45	Star Nor VI LLC	Star Luna	82,687	July 6, 2018	2008
46	Star Nor V LLC	Star Bianca	82,672	July 6, 2018	2008
47	Grain Shipping LLC	Pendulum	82,619	July 11, 2014	2006
48	Star Trident XIX LLC	Star Maria	82,598	November 5, 2014	2007
49	Star Trident XII LLC	Star Markella	82,594	September 29, 2014	2007
50	ABY Seven LLC	Star Jeannette	82,566	August 3, 2018	2014
51	Star Sun I LLC	Star Elizabeth	82,403	May 25, 2021	2021
52	Star Trident VIII LLC	Star Sophia	82,269	October 31, 2014	2007
53	Star Trident XVI LLC	Star Mariella (2)	82,266	September 19, 2014	2006
54	Star Trident XIV LLC	Star Moira	82,257	November 19, 2014	2006
55	Star Trident XVIII LLC	Star Nina	82,224	January 5, 2015	2006
56	Star Trident X LLC	Star Renee	82,221	December 18, 2014	2006
57	Star Trident II LLC	Star Nasia	82,220	August 29, 2014	2006
58	Star Trident XIII LLC	Star Laura	82,209	December 8, 2014	2006
59	Star Nor VIII LLC	Star Mona	82,188	July 6, 2018	2012
60	Star Trident XVII LLC	Star Helena	82,187	December 29, 2014	2006
61	Star Nor VII LLC	Star Astrid	82,158	July 6, 2018	2012
62	Waterfront Two LLC	Star Alessia	81,944	August 3, 2018	2017
63	Star Nor IX LLC	Star Calypso	81,918	July 6, 2018	2014
64	Star Elpis LLC	Star Suzanna	81,711	May 15, 2017	2013
65	Star Gaia LLC	Star Charis	81,711	March 22, 2017	2013
66	Mineral Shipping LLC	Mercurial Virgo	81,545	July 11, 2014	2013
67	Star Nor X LLC	Stardust	81,502	July 6, 2018	2011
68	Star Nor XI LLC	Star Sky	81,466	July 6, 2018	2010
69	Star Zeus VI LLC	Star Lambada	81,272	March 16, 2021	2016
70	Star Zeus II LLC	Star Carioca	81,262	March 16, 2021	2015

Date
#	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
71	Star Zeus I LLC	Star Capoeira	81,253	March 16, 2021	2015
72	Star Zeus VII LLC	Star Macarena	81,198	March 6, 2021	2016
73	ABY III LLC	Star Lydia	81,187	August 3, 2018	2013
74	ABY IV LLC	Star Nicole	81,120	August 3, 2018	2013
75	ABY Three LLC	Star Virginia	81,061	August 3, 2018	2015
76	Star Nor XII LLC	Star Genesis	80,705	July 6, 2018	2010
77	Star Nor XIII LLC	Star Flame	80,448	July 6, 2018	2011
78	Cape Town Eagle LLC	Star Cape Town	63,707	April 9, 2024	2015
79	Vancouver Eagle LLC	Star Vancouver	63,670	April 9, 2024	2020
80	Oslo Eagle LLC	Star Oslo	63,655	April 9, 2024	2015
81	Rotterdam Eagle LLC	Star Rotterdam	63,629	April 9, 2024	2017
82	Halifax Eagle LLC	Star Halifax	63,618	April 9, 2024	2020
83	Helsinki Eagle LLC	Star Helsinki	63,605	April 9, 2024	2015
84	Gibraltar Eagle LLC	Star Gibraltar	63,576	April 9, 2024	2015
85	Valencia Eagle LLC	Star Valencia	63,556	April 9, 2024	2015
86	Dublin Eagle LLC	Star Dublin	63,550	April 9, 2024	2015
87	Santos Eagle LLC	Star Santos	63,536	April 9, 2024	2015
88	Antwerp Eagle LLC	Star Antwerp	63,530	April 9, 2024	2015
89	Sydney Eagle LLC	Star Sydney	63,523	April 9, 2024	2015
90	Copenhagen Eagle LLC	Star Copenhagen	63,495	April 9, 2024	2015
91	Hong Kong Eagle LLC	Star Hong Kong	63,472	April 9, 2024	2016
92	Orion Maritime LLC	Idee Fixe	63,458	March 25, 2015	2015
93	Shanghai Eagle LLC	Star Shanghai	63,438	April 9, 2024	2016
94	Primavera Shipping LLC	Star Roberta	63,426	March 31, 2015	2015
95	Success Maritime LLC	Laura	63,399	April 7, 2015	2015
96	Singapore Eagle LLC	Star Singapore	63,386	April 9, 2024	2017
97	Westport Eagle LLC	Star Westport	63,344	April 9, 2024	2015
98	Hamburg Eagle LLC	Star Hamburg	63,334	April 9, 2024	2014
99	Fairfield Eagle LLC	Star Fairfield	63,301	April 9, 2024	2013
100	Greenwich Eagle LLC	Star Greenwich	63,301	April 9, 2024	2013
101	Groton Eagle LLC	Star Groton	63,301	April 9, 2024	2013
102	Madison Eagle LLC	Star Madison	63,301	April 9, 2024	2013
103	Mystic Eagle LLC	Star Mystic	63,301	April 9, 2024	2013
104	Rowayton Eagle LLC	Star Rowayton	63,301	April 9, 2024	2013
105	Southport Eagle LLC	Star Southport	63,301	April 9, 2024	2013

Date
#	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
106	Ultra Shipping LLC	Kaley	63,283	June 26, 2015	2015
107	Stockholm Eagle LLC	Star Stockholm	63,275	April 9, 2024	2016
108	Blooming Navigation LLC	Kennadi	63,262	January 8, 2016	2016
109	Jasmine Shipping LLC	Mackenzie	63,226	March 2, 2016	2016
110	New London Eagle LLC	Star New London	63,140	April 9, 2024	2015
111	Star Lida I Shipping LLC	Star Apus	63,123	July 16, 2019	2014
112	Star Zeus IV LLC	Star Subaru	61,571	March 16, 2021	2015
113	Stamford Eagle LLC	Star Stamford	61,530	April 9, 2024	2016
114	Star Nor XV LLC	Star Wave	61,491	July 6, 2018	2017
115	Star Challenger I LLC	Star Challenger (1)	61,462	December 12, 2013	2012
116	Star Challenger II LLC	Star Fighter (1)	61,455	December 30, 2013	2013
117	Star Axe II LLC	Star Lutas	61,347	January 6, 2016	2016
118	Aurelia Shipping LLC	Honey Badger	61,320	February 27, 2015	2015
119	Rainbow Maritime LLC	Wolverine	61,292	February 27, 2015	2015
120	Star Axe I LLC	Star Antares	61,258	October 9, 2015	2015
121	Tokyo Eagle LLC	Star Tokyo	61,225	April 9, 2024	2015
122	ABY Five LLC	Star Monica	60,935	August 3, 2018	2015
123	Star Asia I LLC	Star Aquarius	60,916	July 22, 2015	2015
124	Star Asia II LLC	Star Pisces	60,916	August 7, 2015	2015
125	Crane Shipping LLC	Crane	57,809	April 9, 2024	2010
126	Egret Shipping LLC	Egret Bulker	57,809	April 9, 2024	2010
127	Gannet Shipping LLC	Gannet Bulker	57,809	April 9, 2024	2010
128	Grebe Shipping LLC	Grebe Bulker	57,809	April 9, 2024	2010
129	Ibis Shipping LLC	Ibis Bulker	57,809	April 9, 2024	2010
130	Jay Shipping LLC	Jay	57,809	April 9, 2024	2010
131	Kingfisher Shipping LLC	Kingfisher	57,809	April 9, 2024	2010
132	Martin Shipping LLC	Martin	57,809	April 9, 2024	2010
133	Star Lida IX Shipping LLC	Star Cleo	56,582	July 15, 2019	2013
134	Star Lida X Shipping LLC	Star Pegasus	56,540	July 15, 2019	2013
135	Star Regg III LLC	Star Bright	55,569	October 10, 2018	2010
		Total DWT	13,623,098

(1)	Subject to a sale and leaseback financing transaction, as further described in Note 8 to our audited consolidated financial statements included in this annual report.
(2)	In February 2026, we agreed to sell the vessels Star Scarlett and Star Mariella which are expected to be delivered to their new owners by April 2026.
27

Vessels Under Construction:

				Yard	Expected
#	Wholly Owned Subsidiaries	Vessel Name	DWT		Delivery Date
1	Star Thundera LLC	Hull No 15	82,000	Qingdao Shipyard Co. Ltd.	April 2026
2	Star Caldera LLC	Hull No 16	82,000	Qingdao Shipyard Co. Ltd.	April 2026
3	Star Terra LLC	Hull No 17	82,000	Qingdao Shipyard Co. Ltd.	July 2026
4	Star Nova LLC	Hull No 18	82,000	Qingdao Shipyard Co. Ltd.	September 2026
5	Star Affinity LLC	Hull No 23	82,000	Qingdao Shipyard Co. Ltd.	July 2026
6	Star Blueseas I LLC	Hull No 67	82,000	Hengli Shipbuilding Pte. Ltd.	July 2026
7	Star Blueseas II LLC	Hull No 70	82,000	Hengli Shipbuilding Pte. Ltd.	August 2026
8	Star Blueseas III LLC	Hull No 72	82,000	Hengli Shipbuilding Pte. Ltd.	September 2026
		Total DWT	656,000

Long Term Time Charter In Vessels:

In addition, we have entered into the following long-term charter-in arrangements:

#	Name	DWT	Built	Yard	Country	Delivery Date	Minimum Period
1	Star Shibumi (1)	180,000	2021	JMU	Japan	November 30, 2021	November 2028
2	Star Voyager (1)	82,000	2024	Tsuneishi, Zhousan	China	January 11, 2024	January 2031
3	Stargazer (1)	66,000	2024	Tsuneishi, Cebu	Philippines	January 16, 2024	January 2031
4	Star Explorer (1)	82,000	2024	JMU	Japan	March 8, 2024	March 2031
5	Star Earendel (1)	82,000	2024	JMU	Japan	June 28, 2024	June 2031
6	Star Illusion (1)	82,000	2024	Tsuneishi, Zhousan	China	October 11, 2024	October 2031
7	Star Thetis (1)	66,000	2024	Tsuneishi, Cebu	Philippines	November 12, 2024	November 2031
	Total DWT	640,000

(1)	Recognized as right-of-use assets and corresponding lease liabilities as further described in Note 7 to our audited consolidated financial statements included in this annual report.

Our Competitive Strengths

We work hard to maintain and further enhance our competitive strengths in the industry, including:

Large, diverse, high quality, EGCS-fitted fleet

As of February 25, 2026, we own a modern, diverse, high-quality fleet consisting of 141 dry bulk carrier vessels on a fully delivered basis with an aggregate capacity of 14.0 million dwt and an average age of 12.1 years. Star Bulk is the largest U.S.-listed, pure dry bulk shipping company, as measured by aggregate deadweight, with a global footprint that enables us to better serve a diversified customer base across key maritime hubs. The vast majority of our fleet (136 vessels) are equipped with EGCS, which reduce sulfur emissions complying with the global sulfur cap regulations.

We believe that owning a large, modern, high-quality fleet allows us to maintain competitive operating and G&A costs, achieve high safety standards, and secure favorable time charters. A proactive maintenance strategy, including regular inspections, a comprehensive maintenance program and crew training, supports operational reliability, safety and environmental compliance.

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

We deploy advanced systems to support our business operations and everyday decision-making, including Enterprise Resource Planning, Business Intelligence, and e-procurement platforms. In response to the increased environmental regulations around GHG emissions, we focus on improving the fuel efficiency of our operations. We have deployed our Vessel Performance Reporting (“VPR”) system across our fleet, and have installed onboard telemetry on 90% of the fleet as of December 31, 2025, enabling real-time tracking of fuel consumption, emissions and engine efficiency. We aim to achieve full fleet digitalization by the end of the first half of 2026.

To reduce fuel consumption and emissions, we implement operational measures, including speed reduction, weather routing and voyage optimization. We have also planned further technical upgrades to our fleet, such as the use of ESD and premium low-friction hull antifouling paints. As of February, 25, 2026, we have completed the installation of ESDs on 61 of our vessels and we have planned for another 13 vessels to be equipped with such devices in 2026. We regularly employ underwater Remotely Operated Vehicles (ROV) for inspecting and cleaning the underwater hulls of our vessels, and are currently piloting an innovative hull cleaning robot on 12 vessels to further optimize biofouling maintenance.

We are implementing Shaft Power Limitation on our vessels to meet the IMO EEXI (Energy Efficiency Existing Ship Index) requirements. To further enhance efficiency, most of our vessels’ main engines have been retrofitted with sliding engine valves and alpha lubricators, which reduce fuel use and lubricant consumption. We are also replacing conventional lights on our ships with LED lights to reduce energy consumption and are adopting zero single-use plastics policies onboard the vessels.

We believe that the above measures are the most efficient initiatives for reduction of GHG emissions until technological advances enable the use of very low or near-zero carbon emission fuels and/or onboard carbon capture systems.

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

For more information on our management team, see “Item 6. Directors, Senior Management and Employees––A. Directors and Senior Management.”

Track Record in Strategic Growth through Mergers and Acquisitions (“M&A”)

We have successfully executed opportunistic, accretive M&A transactions, expanding our fleet and market presence at key points in the shipping cycle. These transactions have enabled us to increase market capitalization, enhance trading liquidity, and renew our fleet, thereby strengthening our position as an industry leader. Our strategy remains focused on identifying opportunities that strengthen fleet composition and create long-term shareholder value applying rigorous valuation discipline to ensure acquisitions meet our return thresholds.

Disciplined Capital Allocation and Shareholder Returns

We are committed to maximizing shareholder value through a disciplined capital allocation strategy, particularly when market conditions are favorable. Historically, we have returned capital to shareholders through dividends, and, when opportunities arise, have made opportunistic share repurchases. This disciplined approach aims to deploy capital efficiently to maximize long-term shareholder value. Since 2021, when dry bulk market conditions improved significantly, we have returned over $1.4 billion or $13.49 per share in dividends to shareholders, aligning distributions with strong freight market earnings. During the year 2025 and up to the date of this annual report, we have also repurchased approximately 7.7 million shares at a discount to Net Asset Value using proceeds from sale of vessels at Net Asset Value, ensuring accretive capital allocation.

Our amended Dividend Policy ensures that excess cash flows are returned to shareholders when market conditions are strong, while retaining flexibility to reinvest in fleet renewal, operational efficiency, and strategic opportunities. See Item 8 “Dividend Policy” for further details.

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

We complement our owned fleet through Star Bulk (Singapore) Pte. Ltd., which charters-in third-party vessels to expand our commercial reach and to access charterers and cargoes in Asia.

Expand and renew our fleet through opportunistic acquisitions of high-quality vessels at attractive prices or through chartering-in of modern vessels

We pursue fleet growth and renewal through disciplined, opportunistic investments. When evaluating acquisitions, we assess expected dry bulk market fundamentals, vessel cash flow yields relative to price, technical specifications including fuel efficiency, commercial attractiveness, remaining useful life and charter counterparty quality for vessels acquired with charters attached. We prioritize transactions that are immediately accretive to cash flow while improving overall fleet age profile and operating efficiency. During 2023, we entered into long-term charter-in arrangements with an approximate duration of seven years per vessel, plus optional years depending on our decision, with respect to six newbuilding vessels which were each delivered to us during 2024.

On December 11, 2023, we entered into the Eagle Merger Agreement, pursuant to which Eagle became a wholly owned subsidiary of Star Bulk. Following the closing of the Eagle Merger, Star Bulk is the largest U.S. listed, pure dry bulk shipping company, as measured by aggregate deadweight, with a global market presence and a combined fleet of 141 owned vessels on a fully delivered basis, 97% of which is fitted with scrubbers, ranging from Newcastlemax/Capesize to Supramax/Ultramax vessels. Further, following the close of the Eagle Merger, Star Bulk has significantly increased its market capitalization, thereby reducing its cost of capital, strengthening our position for future acquisitions. Through our fully integrated commercial and technical management of the fleet, we have been able to use our economies of scale to generate meaningful cost and revenue synergies. Moreover, we have leveraged Eagle’s commercial expertise in the Supramax/Ultramax sector to improve utilization and performance across all the vessels of the segment. We believe that these circumstances combined with our management’s knowledge of the shipping industry may present an opportunity for us to continue to grow our fleet at favorable prices.

Maintain a strong balance sheet through optimization of use of leverage

We finance our fleet with a mix of debt and equity, and we intend to optimize use of leverage over time, even though we may have the capacity to obtain additional financing. As of December 31, 2025, our debt to total capitalization ratio was approximately 30%. Charterers have increasingly favored financially solid vessel owners, and we believe that our balance sheet strength will enable us to access more favorable chartering opportunities, as well as give us a competitive advantage in pursuing vessel acquisitions from commercial banks and shipyards, which in our experience have recently displayed a preference for contracting with well-capitalized counterparties.

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

Operations

In-House Management of the fleet

Star Bulk Management Inc., Star Bulk (Hellas) Inc., Starbulk S.A., Eagle Ship Management (Hellas) LLC and Eagle Ship Management LLC, five of our wholly-owned subsidiaries, perform the operational and technical management services for the vast majority of the vessels in our fleet, including chartering, marketing, capital expenditures, personnel, accounting, paying vessel taxes and maintaining insurance.

As of December 31, 2025, we had 294 employees engaged in the day to day management of our fleet, including our executive officers, through Star Bulk Management Inc., Star Bulk (Hellas) Inc., Starbulk S.A., Eagle Ship Management (Hellas) LLC and Eagle Ship Management LLC, which employ a number of shore-based executives and employees, designed to ensure the efficient performance of our activities. We reimburse and/or advance funds as necessary to our in-house managers in order for them to conduct their activities and discharge their obligations, at cost.

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

Starbulk S.A., Star Bulk (Hellas) Inc. and Eagle Ship Management (Hellas) LLC, provide the technical and crew management of the majority of our vessels. Technical management includes maintenance, dry docking, repairs, insurance, regulatory and classification society compliance, arranging for and managing crews, appointing technical consultants and providing technical support.

Eagle Ship Management LLC provides commercial, technical and strategic management to eight vessels of the former Eagle fleet from Stamford as a result of the Eagle Merger.

Following the Eagle Merger, Star Bulk Shipmanagement (Singapore) Pte. Ltd provided technical management to certain vessels of the former Eagle fleet from Singapore. By the end of 2025, the management of each of these vessels had been transitioned to another in-house manager or outsourced to Megara Shipmanagement Ltd or Franco Compania Naviera S.A, as described below.

Crewing

Starbulk S.A., Star Bulk (Hellas) Inc., Eagle Ship Management (Hellas) LLC and Eagle Ship Management LLC are responsible for recruiting, either directly or through a crew manager, the senior officers and all other crew members for the in-house managed vessels of our fleet. All four companies have the responsibility to ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that the vessels are manned by experienced, competent and trained personnel. They are also responsible for ensuring that seafarers’ wages and terms of employment conform to international standards or to general collective bargaining agreements to allow unrestricted worldwide trading of the vessels and provide the crewing management for the vessels in our fleet that are not managed by third-party managers.

Outsourced Management of the fleet

We engage Ship Procurement Services S.A., a third-party company, to provide to our fleet certain procurement services.

Starting in 2021, we appointed Iblea Ship Management Limited as the manager for certain of our vessels, and starting in 2024, we appointed Megara Shipmanagement Ltd as the manager for additional vessels in our fleet. Both Iblea and Megara are affiliated with one of the Company’s directors, Mr. Zagari. See Note 3 (Transactions with Related Parties) to our consolidated financial statements included herein.

Star Bulk Shipmanagement Company (Cyprus) Limited, which was previously a wholly owned subsidiary of the Company until its sale in December 2024, provides certain management services to seven vessels of our fleet.

In July 2025, the management of two vessels previously managed by Star Bulk Shipmanagement (Singapore) Pte. Ltd was transferred to Franco Compania Naviera S.A., a third-party manager.

As of December 31, 2025, Equinox Maritime Ltd., Iblea Ship Management Limited and Megara Shipmanagement Ltd, Franco Compania Naviera S.A. and Star Bulk Shipmanagement Company (Cyprus) Limited provided technical, operation and crewing management services to 36 of the 136 vessels in operation.

Basis for Statements

The International Dry Bulk Shipping Industry

Dry bulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. In 2025, based on preliminary figures, it is estimated that approximately 5.9 billion tons of dry bulk cargo was transported by sea.

The demand for dry bulk carrier capacity is derived from the underlying demand for commodities transported in dry bulk carriers, which is influenced by various factors such as broader macroeconomic dynamics, globalization trends, industry specific factors, geological structure of ores, political factors, and weather. The demand for dry bulk carriers is determined by the volume and geographical distribution of seaborne dry bulk trade, which in turn is influenced by general trends in the global economy and factors affecting demand for commodities. During the 1980s and 1990s seaborne dry bulk trade increased by 1-2% per annum. However, over the last fifteen years, between 2010 and 2025, seaborne dry bulk trade increased at a compound annual growth rate of 2.8%, substantially influenced by the entrance of China in the World Trade Organization. Seaborne world trade increased by 0.9% during 2025, with the slowdown largely attributable to geopolitical tensions, trade tensions between the United States and their trade partners, increased uncertainty and higher costs.

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
33

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

The supply of dry bulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss, and the demand for dry bulk shipping is often dependent on economic conditions, and international trade. The historically low dry bulk charter rates seen in 2016 acted as a catalyst for ship owners, who scrapped a significant number of vessels, until equilibrium between demand and supply of vessels was achieved. Based on our analysis of industry dynamics, we believe that dry bulk charter rates will remain healthy in the medium term due to relatively low vessel deliveries. As of January 13, 2026, the global dry bulk carrier order book amounted to approximately 12.5% of the existing fleet at that time, well below the 15 years average of 18.0%. During 2025, a total of 4.9 million dwt was scrapped, well below the long term average, as the freight market performed above the historical average. Historically, from 2010 to 2025, vessel annual demolition rate averaged 14.3 million dwt per year, with a high of 33.3 million dwt scrapped in 2012. Given the relatively low dry bulk order book, the uncertainty on future propulsion as a result of environmental regulations and the limited shipyard capacity, supply and demand equilibrium is likely to be balanced during the next years, resulting in a healthy freight rates environment. While the charter market remains at current levels, we intend to operate our vessels in the spot market under short-term time charters or voyage charters in order to benefit from the healthy freight rates and the attractiveness of our scrubber-equipped vessels.

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

Dry bulk shipping is a cyclical industry and charter hires are subject to high volatility. The BDI reached a historic high of 11,793 in May 2008 and a low of 290 in February 2016, which represents a decline of 98%. In 2025, the BDI ranged from a low of 715 on January 30, 2025, to a high of 2,845 on December 3, 2025. Even though 2025 charter hire levels ranged well above the lows of 2016, there can be no assurance that the market will not decline again. As of February 25, 2026, the BDI stood at 2,121.

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

Further to the above, the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009 (the “Hong Kong Convention”), which applies to ships above 500 gross tonnage (“GT”), went into effect on June 26, 2025. Under the Hong Kong Convention, ships must develop and maintain onboard an inventory of hazardous materials. Furthermore, ships must prepare a ship recycling plan prior to being recycled and shall only be recycled at ship recycling facilities authorized by competent authority.

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

In 2025, the Company obtained certification under ISO 21070:2017 for onboard waste management, demonstrating compliance with internationally recognized standards for the handling, segregation, minimization, and documentation of ship-generated waste. This certification supplements our existing environmental management systems and reinforces our commitment to sustainable vessel operations, MARPOL Annex V compliance, along with continuous improvement in waste-reduction practices.

In addition, we seek to comply with compliance standards promulgated by RightShip, which is a highly desirable chartering verifier among top charterers that maintains voluntary compliance requirements. The RightShip standards relate to environmental acceptability of the maritime industry based on a number of variables and factors.

RightShip has recently incorporated the EEXI requirements into their platform for assessment and recommendation purposes. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We strive to ensure that the operation of our vessels is in full compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for carrying out our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impacts could result in additional legislation or regulation that could negatively affect our business and profitability.

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

The MEPC adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances. The amended Annex VI implemented a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships, among other changes. At its 70th session, the MEPC adopted a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.5%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels or certain exhaust gas cleaning systems. Ships are required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, further amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships took effect March 1, 2020, with the exception of vessels fitted with scrubbers which can carry fuel of higher sulfur content. These regulations subject oceangoing vessels to stringent emissions controls and may cause us to incur substantial costs.

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

Greenhouse Gas Emissions Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reduce greenhouse gas emissions, and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions. At MEPC 77, the nations agreed to revise the initial strategy, aiming to strengthen the levels of ambition. In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping by or around 2050. The following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: (1) reduce the total annual GHG emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and (2) reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. In 2024 and 2025, the IMO advanced additional elements of its decarbonization framework through MEPC 81 and MEPC 82, including the development of a GHG pricing mechanism and an international marine fuel standard. These measures build upon the 2023 IMO Strategy targets and introduce more prescriptive short-term and mid-term instruments. Furthermore, in April 2025, MEPC 83 advanced mid-term GHG reduction measures to implement the IMO net-zero framework. These initiatives include a goal-based marine fuel standard, phasing in the mandatory use of fuels with less GHG intensity and a global GHG emission pricing mechanism, and are scheduled for further discussions and possible adoption by October 2026, with entry into force in 2028 and potential enforcement on vessels starting early 2029. These regulations could cause additional substantial expenses to be incurred.

As of January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As further discussed herein, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market have entered into force, and additional regulations are forthcoming.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the United States or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

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

On January 1, 2021, IMO Resolution MSC. 428(98) came into force. This regulation is applicable to all vessels, requiring ships to include cyber risk management in their safety management systems in accordance with the International Safety Management (ISM) Code. This resolution further encourages flag administrations to ensure that ship owners and managers are properly addressing cyber risks. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The Company has already taken the necessary steps to ensure data integrity and full compliance both from the office side and on board our vessels. The Company has completed its ISO27001 certification, and our Vessel IT team has been certified as a Cybersecurity Internal Auditor through Bureau Veritas. The vessels are being monitored under the existing cybersecurity requirements required by the IMO as well as the additional best practices by other entities. Each vessel has a ship-specific cybersecurity plan, and its IT and OT systems have been inventoried in order for the relevant hazards to be identified.

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

As of 2021, compliance with IMO Resolution MSC.428(98) requires cyber risk management to be incorporated into the Company’s Safety Management System (“SMS”) under the ISM Code. Cybersecurity expectations have continued to increase across charterers, P&I Clubs and vetting organizations.

We maintain cyber resilience policies, conduct regular crew and office training, and perform periodic vulnerability assessments aligned with IMO and ISO 27001 considerations.

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

As of February 1, 2025, the ballast water record keeping requirements were updated and revised coding now applies to our ships. As a result, our logbooks and documented evidence have been updated accordingly.

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

In February 2025, the bio-fouling regulatory framework has been updated by the MEPC.387(81) – BWM.2/Circ.80/Rev.1 and all the documentation carried on board by our vessels has now been fully aligned with current requirements.

Changes include the handling of the sea chest flushing residue, entries, record keeping, etc.

Biofouling Regulations (IMO + Australia/New Zealand)

In 2023, the IMO adopted revised Biofouling Guidelines (MEPC.387(81)), which many flag States and coastal jurisdictions began incorporating into mandatory requirements during 2024–2026. Several regional authorities, including Australia and New Zealand, enhanced their biofouling management and inspection regimes, requiring proactive hull maintenance, documented biofouling management plans and evidence of recent cleanings or coatings.

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

United States Regulations

The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes U.S. territorial sea and its 200-nautical mile exclusive economic zone around the United States. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives and statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised as the result of political changes. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, which rolled back certain reforms regarding the safety of drilling operations. Subsequently, the Biden administration issued an executive order temporarily blocking new leases for oil and gas drilling in federal waters, but ultimately the order was rendered ineffective by a permanent injunction issued by a Louisiana court. The Trump administration has also proposed a plan to lease new sections of U.S. waters to oil and gas companies for offshore drilling. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

U.S. VIDA & Ballast Water Developments

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

On October 9, 2024, the EPA published the final Vessel Incidental Discharge National Standards of Performance pursuant to VIDA, which set discharge standards that are as least as stringent as the VGP. These new standards will be made effective and enforceable through corresponding USCG regulations, which must be promulgated within two years of the rule’s publication. Until the USCG’s regulations are final and enforceable, non-military, non-recreational vessels greater than 79 feet in length will continue to be subject to the existing discharge requirements under the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports, while compliance obligations may increase upon adoption of new VIDA standards.

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

The EU has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age and flag as well as the number of times the ship has been detained. The EU also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the EU with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”), and, as of May 1, 2025, in the Mediterranean Sea. As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

Effective January 2024, the EU ETS was extended to cover CO2 emissions from all ships of 5,000 gross tonnage and above entering EU ports, regardless of the flag they fly. The system covers: a) 50% of emissions from voyages starting or ending outside of the EU (allowing the third country to decide on appropriate action for the remaining share of emissions) and b) 100% of emissions that occur between two EU ports and when ships are within EU ports. The EU ETS covers CO2 (carbon dioxide), CH4 (methane) and N2O (nitrous oxide) emissions, but the two latter only as from 2026. Shipping companies will need to surrender to the relevant EU authorities the allowances that correspond to the emissions covered by the system. These allowances are normally purchased by the entity responsible for the purchase of bunkers, i.e. the charterers in the case of time charter agreements. In the case of voyage charter agreements, the cost of the allowances is normally included in the charter rate. Under the gradual phase-in period introduced by the EU, shipping companies will be required to surrender allowances corresponding to 70% of their covered 2025 emissions in 2026 and 100% of their covered 2026 emissions in 2027. In connection with the EU ETS regulation target CO2 emissions reductions, we are implementing and continuing to adopt measures to decarbonize our fleet and improve the Carbon Intensity Indicator (“CII”) and working to minimize the financial impact via the inclusion of a clause in our charter party agreements which imposes an obligation on the charterer to cover the cost associated with the CO2 emissions generated during voyages to and from and within the EU.

The EU aims to substantially increase the use of renewable and low-carbon fuels to reduce the carbon footprint of the maritime sector. On March 23, 2023, the European Parliament and the Council agreed on the FuelEU, a new EU regulation that includes a provision, among others, to gradually decrease the greenhouse gas intensity of fuels used by the shipping sector over time, targeting a 2% reduction in 2025 (compared to 2020 levels), increasing to 6% in 2030 and with additional increases every 5 years to reach a reduction of 80% by 2050. As of January 2025, all large ships (of 5,000 gross tonnage and above) entering EU and European Economic Area (“EEA”) ports must comply with FuelEU. Fuel EU sets “well-to-wake” GHG emissions intensity requirements for energy used on board. The GHG intensity requirement applies to 100% of energy used on voyages and port calls within the EU and EEA, and 50% of energy used on voyages into or out of the EU and EEA. The term “well-to-wake” refers to the entire process of fuel production, delivery and use onboard ships, and all emissions produced from such processes.

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

Amendments to the Maritime Labour Convention (“MLC”), which entered into force between 2024 and 2025, introduced enhanced seafarer welfare requirements. These include:

• Provision of reasonable access to ship-to-shore communications, including internet access at no profit to the shipowner;

• Strengthened protections in cases of crew abandonment;

• Enhanced guidelines on occupational safety, personal protective equipment, and mental health support;

• Additional reporting obligations on crew death and injury.

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

All of our vessels are already fully compliant with the ISPS code and have the International Ship Security Certificate (ISSC). Each vessel also has its own SSP (Ship Security Plan) which has been reviewed and approved by the RO/flag administration accordingly. In addition to the above, the Company has also chosen to comply with BMP (latest version) standard as best management practices and also provides additional security equipment (and armed guards, where required) on board whenever our vessels pass through areas of voluntary reporting or where there is high risk of piracy. Future security measures could also have a significant financial impact on us. The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP (latest version) industry standard.

We continue to follow the latest BMP version, UKMTO reporting requirements, as well as applicable charterer instructions when transiting or avoiding these regions.

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

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, approximately $8.9 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

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
48

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

C.       Organizational Structure

As of December 31, 2025, we are the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under “Item 18. Financial Statements.”

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
50

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

The following table presents selected consolidated financial and other data of Star Bulk for each of the five years in the five-year period ended December 31, 2025. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” Excluding fleet data, the selected consolidated financial data of Star Bulk is a summary of, is derived from, and is qualified by reference to, our audited consolidated financial statements and notes thereto, which have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).

Our audited consolidated income statements, statements of shareholders’ equity and cash flows for the years ended December 31, 2023, 2024 and 2025 and the consolidated balance sheets at December 31, 2024 and 2025, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety. The historical results included below and elsewhere in this document are not necessarily indicative of the future performance of Star Bulk.

CONSOLIDATED INCOME STATEMENT

(In thousands of U.S. Dollars, except per share and share data)

	2021	2022	2023	2024	2025
Voyage revenues	$1,427,423	$1,437,156	$949,269	$1,265,458	$1,042,499

Voyage expenses	226,111	286,534	253,843	266,225	215,015
Charter-in hire expenses	14,565	21,020	17,656	58,003	63,466
Vessel operating expenses	208,661	228,616	221,327	274,991	269,163
Dry docking expenses	30,986	47,718	41,969	62,728	92,201
Depreciation	152,640	156,733	138,429	164,055	168,277
Management fees	19,489	19,071	16,809	18,956	23,180
General and administrative expenses	39,500	56,826	54,413	70,778	70,542
Loss on bad debt	629	677	300	308	—
(Gain)/ Loss on forward freight agreements and bunker swaps, net	(3,564)	1,451	1,336	4,033	(4,944)
Impairment loss	—	—	17,838	1,800	—
Loss on write-down of inventory	-	17,326	9,318	6,286	—
Other operational loss	2,214	2,380	952	2,326	5,421
Other operational gain	(2,110)	(8,794)	(33,980)	(4,740)	(15,005)
(Gain)/Loss on time charter agreement termination	(1,102)	—	—	—	—
(Gain) / Loss on sale of vessels	-	-	(29,399)	(43,287)	18,313
	688,019	829,558	710,811	882,462	905,629
Operating income / (loss)	739,404	607,598	238,458	382,996	136,870
Interest and finance costs	(56,036)	(52,578)	(71,319)	(91,827)	(71,225)
Interest income and other income / (loss)	315	7,050	15,228	16,378	18,887
Gain / (loss) on derivative financial instruments, net	-	-	(3,539)	(1,861)	980
Gain / (loss) on debt extinguishment, net	(3,257)	4,064	(5,149)	(1,144)	(431)
Total other expenses, net	(58,978)	(41,464)	(64,779)	(78,454)	(51,789)
Income before taxes and equity in income/ (loss) of investee	$680,426	$566,134	$173,679	$304,542	$85,081
Income tax (expense)/ refund	(16)	(244)	(183)	116	—

Income / (Loss) before equity in income/ (loss) of investee	680,410	565,890	173,496	304,658	85,081
Equity in income/ (loss) of investee	120	109	60	(4)	(907)
Net income / (loss)	680,530	565,999	173,556	304,654	84,174
Earnings / (loss) per share, basic	$6.73	$5.54	$1.76	$2.85	$0.73
Earnings / (loss) per share, diluted	6.71	5.52	1.75	2.80	0.73
Weighted average number of shares outstanding, basic	101,183,829	102,153,255	98,457,929	106,883,330	115,002,721
Weighted average number of shares outstanding, diluted	101,479,072	102,536,966	98,928,011	108,702,988	115,420,379

SELECTED CONSOLIDATED BALANCE SHEET DATA AND OTHER FINANCIAL DATA

	2021	2022	2023	2024	2025
Cash and cash equivalents	$450,285	$269,754	$227,481	$425,066	$488,511
Current Assets	682,924	502,092	454,397	658,973	683,345
Vessels and other fixed assets, net	3,013,038	2,881,551	2,539,743	3,208,357	2,874,947
Advances for vessels under construction	—	—	—	27,526	87,277
Total assets	3,754,719	3,433,624	3,028,255	4,086,378	3,805,385
Current liabilities (including current portion of long-term bank loans and short-term lease financing)	290,796	282,555	359,363	399,812	383,677
Total long-term bank loans including long term lease financing, excluding current portion, net of unamortized loan and lease issuance costs	1,334,593	1,103,233	985,247	1,047,659	843,360
Common shares	1,023	1,029	840	1,142	1,134
Total Shareholders’ equity	2,080,018	2,019,342	1,660,070	2,481,775	2,449,263
Total liabilities and shareholders’ equity	$3,754,719	$3,433,624	$3,028,255	$4,086,378	$3,805,385

	2021	2022	2023	2024	2025
Dividends declared ($2.25, $6.50, $1.57, $2.50 and $0.30)	230,473	668,464	158,052	277,008	34,375
Net cash provided by/(used in) operating activities	767,071	769,898	335,777	471,154	295,936
Net cash provided by/(used in) investing activities	(121,263)	(20,872)	235,518	356,178	101,155
Net cash provided by/(used in) financing activities	(368,068)	(935,953)	(595,889)	(648,202)	(336,037)

FLEET DATA
	2021	2022	2023	2024	2025
Average number of vessels	125.4	128.0	123.3	144.3	144.3
Total ownership days for fleet	45,759	46,720	44,999	52,796	52,654
Total available days for fleet	44,059	44,207	43,357	50,649	50,031
Charter-in days for fleet	571	913	756	2,974	3,841
AVERAGE DAILY RESULTS
(In U.S. Dollars)
Time charter equivalent	$26,978	$25,461	$15,824	$18,392	$15,360
Vessel operating expenses	4,560	4,893	4,919	5,209	5,112

Time Charter Equivalent Rate (TCE rate)

Time charter equivalent rate (the “TCE rate”) represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements). TCE rate is a measure of the average daily net revenue performance of our operating fleet. Our method of calculating TCE rate is determined by dividing a) voyage revenues (net of voyage expenses, charter-in hire expenses and amortization of fair value of above/below-market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps) by b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. In the calculation of TCE rates, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by some of our peers. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE rate may not necessarily be comparable to TCE rates of other companies due to differences in methods of calculation. We include TCE rate, a non-GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and assists investors and our management in evaluating our financial performance.

The following table reflects the calculation and reconciliation of TCE rate to voyage revenues as reflected in the consolidated income statement:

	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
Voyage revenues	$949,269	$1,265,458	$1,042,499
Less:
Voyage expenses	(253,843)	(266,225)	(215,015)
Charter-in hire expenses	(17,656)	(58,003)	(63,466)
Realized gain/(loss) on FFAs/bunker swaps	8,326	(9,704)	4,455
Total	$686,096	$931,526	$768,473

Available days	43,357	50,649	50,031
Daily Time Charter Equivalent Rate (“TCE”)	$15,824	$18,392	$15,360

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our operating fleet, the duration of our charters, the number of charter-in days, the amount of daily charter hire or freight rates that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the number of vessels chartered-in, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and levels of supply and demand in the seaborne transportation market.

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

Voyage Expenses

Voyage expenses may include port and canal charges, agency fees, fuel (bunker) expenses and brokerage commissions payable to related and third parties. Voyage expenses are incurred for our owned and chartered-in vessels during voyage charters or when the vessel is unemployed. Bunker expenses, port and canal charges primarily increase in periods during which vessels are employed on voyage charters because these expenses are paid by the owners (whereas these expenses would otherwise be paid by the charterer under a time charter contract).

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

Dry Docking Expenses

Dry docking expenses relate to regularly scheduled intermediate survey or special survey dry docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Dry docking expenses can vary according to the size, age and general condition of the vessel, the location where the dry docking takes place, shipyard availability and the number of days the vessel is under dry dock. We utilize the direct expense method, under which we expense all dry docking costs as incurred.

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

Other Operational Loss and Other Operational Gain

Other operational loss and other operational gain include loss and gain, respectively, from all other operating activities which are not related to the principal activities of the Company, such as loss/gain from insurance claims.

(Gain)/Loss on Forward Freight Agreements and Bunker Swaps, net

When deemed appropriate from a risk management perspective, we take positions in freight derivatives, including FFAs and freight options with an objective to utilize those instruments as economic hedges to reduce the risk on specific vessels trading in the spot market and to take advantage of short-term fluctuations in the market prices. Upon the settlement, if the contracted charter rate is less than the average of the rates, for the specified route and time period, as reported by an identified index, the seller of the FFA is required to pay the buyer the settlement sum. The settlement amount is an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. Our FFAs are settled mainly through reputable exchanges such as European Energy Exchange (“EEX”) or Singapore Exchange (“SGX”) so as to limit our exposure in over-the-counter transactions. Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility, open position and mark to market of the contracts. The fair value of the FFAs or freight options is treated as an asset or liability until they are settled with the change in their fair value being reflected in earnings. Any such settlements by us or settlements to us under FFAs or freight options, if any, are recorded under (Gain)/Loss on forward freight agreements and bunker swaps, net.

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

(Gain)/Loss on Sale of Vessels

(Gain)/Loss on sale of vessels represents net (gains)/losses from the sale of our vessels concluded during the year.

Interest and Finance Costs

We incur interest expense and financing costs in connection with our outstanding indebtedness under our existing loan facilities (including sale and leaseback financing transactions). We also incur financing costs in connection with establishing those facilities, which are presented as a direct deduction from the carrying amount of the relevant debt liability and amortize them to interest and finance costs over the term of the underlying obligation using the effective interest method.

Interest Income and Other Income/(Loss)

We earn interest income on our cash deposits with our lenders and other financial institutions. Other income/(loss) mainly consists of gains/(losses) from realized and unrealized foreign exchange differences.

Gain/(Loss) on Derivative Financial Instruments, net

We may enter into interest rate swap transactions to manage interest costs and risks associated with changing interest rates with respect to our variable interest loans and credit facilities. Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value (Level 2), with changes in such fair value recognized in earnings under “Gain/(Loss) on Derivative Financial Instruments, net”, unless specific hedge accounting criteria are met. When interest rate swaps are designated and qualify as cash flow hedges, the effective portion of the unrealized gains/losses from those swaps is recorded in Other Comprehensive Income / (Loss) while any ineffective portion is recorded under “Gain/(Loss) on Derivative Financial Instruments, net”.

Gain/(Loss) on Debt Extinguishment, net

The gain or loss arising from the repayment, refinancing, or restructuring of debt before its maturity is recorded under “Gain/(Loss) on Debt Extinguishment, net.” This may include penalties or premiums paid for early repayment, the write-off of unamortized debt issuance costs, the write-off of cumulative gains on hedging instruments previously recognized in equity following the prepayment of the corresponding loans, and any differences between the carrying value of the debt and the amount paid to settle it.

Foreign Exchange Fluctuations

Please see “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Year ended December 31, 2025 compared to the year ended December 31, 2024

Voyage revenues and related direct expenses: Voyage revenues for the year ended December 31, 2025 decreased to $1,042.5 million from $1,265.5 million for the year ended December 31, 2024. Voyage expenses for the year ended December 31, 2025 decreased to $215.0 million from $266.2 million for the year ended December 31, 2024 mainly due to lower bunker fuel prices during 2025 compared to 2024, as well as a higher proportion of vessels operating under time charter arrangements, which resulted in decreased voyage expenses in 2025 compared to 2024. The decrease in voyage revenues, although the average number of vessels in our fleet remained the same (144.3) during the relevant periods, was primarily attributable to the decline in charter rates. As a result, TCE rate for the year ended December 31, 2025 decreased to $15,360 compared to $18,392 for the year ended December 31, 2024.

Charter-in hire expenses: Charter-in hire expenses increased to $63.5 million for the year ended December 31, 2025 from $58.0 million for the year ended December 31, 2024, mainly due to the increase in charter-in days to 3,841 in the year 2025 from 2,974 in the year 2024.

Loss on write-down of inventory: Our results for the year ended December 31, 2025 include a loss on write-down of inventories of nil compared to a loss of $6.3 million included in our results for the year ended December 31, 2024, in connection with the revaluation of the bunkers remaining on board our vessels, as a result of the bunkers’ lower net realizable value compared to their historical cost.

Vessel operating expenses: For the years ended December 31, 2025 and 2024, vessel operating expenses were $269.2 million and $275.0 million, respectively. Vessel operating expenses for the year ended December 31, 2025 demonstrated a decrease compared to the corresponding period in 2024, primarily driven by a) a decrease in crew wages and related costs of $4.2 million in connection with the Eagle fleet, reflecting the gradual transition from third-party crew managers to in house management as well as a lower number of crew changes in 2025 compared to the corresponding period in 2024 and b) a decrease in maintenance and various stores expenses of $2.9 million, primarily due to the normalization of previously high operating expenses of Eagle fleet, following the realization of synergies and economies of scale achieved from the Eagle Merger. These decreases were partially offset by an increase in pre-delivery expenses of $2.0 million related to the change of management of certain vessels.

Dry docking expenses: Dry docking expenses for the years ended December 31, 2025 and 2024, were $92.2 million and $62.7 million, respectively. The increase was primarily due to a higher number of vessels completing their periodic dry docking surveys during the year ended December 31, 2025, with 52 vessels compared to 38 vessels in the corresponding period in 2024.

Depreciation: For the years ended December 31, 2025 and 2024, depreciation expense increased to $168.3 million from $164.1 million. The increase is attributable to the higher average book value of vessels during the year ended December 31, 2025, primarily resulting from the acquisition of the Eagle fleet, compared to the year ended December 31, 2024, although the average number of vessels in our fleet remained the same (144.3) during both periods.

Impairment loss: During the year ended December 31, 2025, no impairment loss was incurred. During the year ended December 31, 2024, an impairment loss of $1.8 million was incurred, related to the vessel Bittern, which was actively marketed before year-end and agreed to be sold in February 2025.

General and administrative expenses and Management fees: General and administrative expenses for the years ended December 31, 2025 and 2024 remained relatively stable at $70.5 million and $70.8 million, respectively, which included share-based compensation of $17.8 million and $18.3 million, respectively. Management fees for the year ended December 31, 2025 and 2024 were $23.2 million and $19.0 million, respectively. The increase in management fees is primarily attributable to the transition of certain vessels from in-house management to third-party and related-party management.

(Gain)/Loss on forward freight agreements and bunker swaps, net: For the year ended December 31, 2025, we incurred a net gain on FFAs and bunker swaps of $4.9 million, consisting of unrealized gain of $0.5 million and realized gain of $4.4 million. For the year ended December 31, 2024, we incurred a net loss on forward freight agreements and bunker swaps of $4.0 million, consisting of unrealized gain of $5.7 million and realized loss of $9.7 million.

(Gain)/loss on sale of vessels: Our results for the year ended December 31, 2025, include an aggregate net loss of $18.3 million which resulted from the completion of the sale of vessels (Star Omicron, Strange Attractor, Bittern, Puffin Bulker, Oriole, Star Canary, Star Petrel, Star Georgia, Star Nighthawk, Star Runner, Star Danai, Star Goal, Star Sandpiper, Star Emily and Star Owl). Our results for the year ended December 31, 2024, include an aggregate net gain of $43.3 million which resulted from the completion of the sale of vessels (Big Fish, Star Glory, Pantagruel, Star Bovarius, Big Bang, Star Iris, Star Dorado, Star Audrey, Star Pyxis, Star Paola, Crowned Eagle, Crested Eagle, Stellar Eagle, Star Triumph, Imperial Eagle, Diva and Star Hydrus).

Other operational gain: Other operational gain for the year ended December 31, 2025 of $15.0 million, mainly consisting of $2.3 million insurance proceeds pursuant to war risk insurance policy in connection with the prolonged detainment of one of our vessels in Ukraine in 2022, $9.3 million related to the write-off of previously recorded accruals and liabilities that the Company no longer expects to require settlement and $3.3 million derived from various insurance claims. Other operational gain for the year ended December 31, 2024 of $4.7 million mainly related to gains from insurance claims.

Interest and finance costs net of interest income and other income/(loss): Interest and finance costs net of interest income and other income/(loss) for the years ended December 31, 2025 and 2024 were $52.3 million and $75.4 million, respectively. The driving factor for this decrease is the lower weighted average outstanding indebtedness, along with a lower weighted average interest rate during the year ended December 31, 2025, compared to corresponding period in 2024, which was partially offset by the decrease in swap interest income since, as of the third quarter of 2025, we had no interest rate swaps designated as cash flow hedges.

Gain/(Loss) on debt extinguishment, net: For the year ended December 31, 2025, we incurred a loss on debt extinguishment of $0.4 million consisting mainly of a $1.1 million write-off of unamortized debt issuance costs and a gain of $0.8 million related to early termination of interest rate swap agreements associated with debt prepaid during the year 2025. For the year ended December 31, 2024, we incurred a loss on debt extinguishment of $1.1 million which was primarily due to the write-off of deferred finance fees associated with debt prepaid during the year 2024.

Gain/(Loss) on derivative financial instruments, net: Gain/(Loss) on derivative financial instruments, net for the year ended December 31, 2025 mainly included a gain of $1.0 million associated with interest rate swaps that do not meet the hedging relationship criteria. The relevant amount for the year ended December 31, 2024 was equal to a loss of $1.9 million.

Year ended December 31, 2024 compared to the year ended December 31, 2023

For a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023, please refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024, or our “2024 20-F”.

Recent Accounting Pronouncements

For recent accounting pronouncements that we have evaluated and determined to have an impact on our audited consolidated financial statements, see Note 2 to our audited consolidated financial statements.

B.       Liquidity and Capital Resources

Our principal sources of funds have been cash flow from operations, equity offerings, borrowings under secured credit facilities, debt securities or bareboat lease financings and proceeds from vessel sales. Our principal uses of funds have been capital expenditures to establish and grow our fleet, maintain the quality of our dry bulk carriers and comply with international shipping standards, environmental laws and regulations, fund working capital requirements, make principal and interest payments on outstanding indebtedness, make dividend payments when approved by the Board of Directors and fund share repurchases when our share price is trading at a significant discount to the estimated net liquidation value of our vessels.

Our short-term liquidity requirements include paying operating costs, funding working capital requirements and the short-term equity portion of the cost of vessel acquisitions, if any, our newbuilding program and vessel upgrades, interest and principal payments on short-term outstanding indebtedness and maintaining cash reserves to strengthen our position against adverse fluctuations in operating cash flows. Our primary source of short-term liquidity is cash generated from operating activities, available cash balances and portions from new debt and refinancings as well as equity financings.

Our medium- and long-term liquidity requirements are funding the equity portion of our newbuilding vessel installments and secondhand vessel acquisitions, if any, funding required payments under our vessel financing and other financing agreements, and paying cash dividends when declared and funding share repurchases, when our share price is trading at a significant discount to the estimated net liquidation value of our vessels. Sources of funding for our medium- and long-term liquidity requirements include cash flows from operations, new debt and refinancings or lease financings, equity issuances and vessel sales. Please also refer to Note 16 to our audited consolidated financial statements included in this annual report for further discussion on our contractual commitments as of December 31, 2025.

As of February, 25, 2026, we had total cash of $406.8 million and $950.8 million of outstanding borrowings (including lease financing agreements).

We believe that our current cash balance, together with undrawn amounts under our revolving credit facilities with National Bank of Greece S.A. (“NBG”) and ABN AMRO Bank N.V., as well as a net amount of approximately $30.0 million expected to result from the refinancing of the existing NBG facility (please refer to Note 22(g) to our audited consolidated financial statements included in this annual report), and our operating cash flows to be generated over the short-term period will be sufficient to meet our known short-term and long-term liquidity requirements. These requirements include funding the operations of our fleet, capital expenditure requirements, including our commitments for the installation of ESD, telemetry equipment and other upgrades on our vessels, as well as the remaining contractual commitments for the eight vessels under construction (for details please refer to Note 6 to our audited consolidated financial statements included in this annual report). Furthermore, in April 2025, we entered into the ESUN $130.0 million Facility, for the post-delivery financing of five of our Kamsarmax vessels currently under construction. Finally, following the completion of the refinancing and the prepayments described in Note 22 to our audited consolidated financial statements included in this annual report we have 27 unencumbered vessels, which may be used to secure additional financing if needed to enhance our liquidity.

We may seek additional indebtedness to finance future vessel acquisitions and our newbuilding program in order to maintain our cash position or to refinance our existing debt in more favorable terms. Our practice has been to fund the cash portion of the acquisition or construction cost of vessels using a combination of funds from operations and bank debt or lease financing secured by mortgages or title of ownership on our dry bulk carriers held by the relevant lenders, respectively. We may also use the proceeds from potential equity or debt offerings to finance future vessel acquisitions. Our business is capital-intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition and construction of newer vessels and the selective sale of older ones. These acquisitions and newbuilding contracts will be principally subject to management’s expectation of future market conditions as well as our ability to acquire vessels on favorable terms. However our ability to obtain bank or lease financing, to refinance our existing debt or to access the capital markets for offerings in the future, may be limited by our financial condition at the time of any such financing or offering, including the market value of our fleet, as well as by adverse market conditions resulting from, among other things, general economic conditions, prevailing interest rates, weakness in the financial and equity markets and contingencies and uncertainties, that are beyond our control. Our liquidity is also impacted by our dividend policy (see “Item 8. Financial Information––A. Consolidated statements and other financial information—Dividend Policy”).

Cash Flows

Cash and cash equivalents as of December 31, 2025 were $488.5 million, compared to $425.1 million as of December 31, 2024. We define working capital as current assets minus current liabilities, including the current portion of long-term bank loans and lease financing. Our working capital surplus as of December 31, 2025 and 2024 was $299.7 million and $259.2 million, respectively. The increase in working capital surplus is primarily attributable to an increase in cash and cash equivalents of $63.4 million as of December 31, 2025, compared to prior year’s cash balance, as well as a decrease in current liabilities counterbalanced by lower inventory levels and other current assets as of December 31, 2025 compared to 2024 driven by the lower amount of vessels in our fleet at year-end 2025 compared to 2024.

As of December 31, 2025, and 2024, we were required to maintain minimum liquidity, not legally restricted, of $68.0 million and $75.5 million, respectively, which is included within “Cash and cash equivalents” in the 2025 and 2024 balance sheets, respectively. The respective decrease is driven from the lower number of vessels in our fleet at year-end 2025 compared to 2024. In addition, as of December 31, 2025 and 2024, we were required to maintain minimum liquidity, legally restricted, of $13.4 million and of $15.8 million, respectively, which is included within “Restricted cash” in the 2025 and 2024 balance sheets, respectively. The decrease is mainly due to the release of a bank guarantee held in connection with the settlement of a claim during the year ended December 31, 2025.

Year ended December 31, 2025 compared to the year ended December 31, 2024

Net Cash Provided By / (Used In) Operating Activities

Net cash provided by operating activities for the twelve months ended December 31, 2025 and 2024 was $295.9 million and $471.2 million, respectively. The decrease was primarily driven by lower revenues resulting from the decrease in the average TCE rates and the increased drydocking activity during the year ended December 31, 2025 as compared to the corresponding period in 2024.The decrease was also affected by a negative change in working capital of $15.7 million for the year ended December 31, 2025, compared to a positive change of $0.4 million during the corresponding period in 2024. These factors were partially offset by lower interest and financing costs and interest income, net, during the year ended December 31, 2025 compared to the corresponding period in 2024.

Net Cash Provided By / (Used In) Investing Activities

Net cash provided by investing activities for the year ended December 31, 2025 was $101.2 million, and net cash provided by investing activities for the year ended December 31, 2024 was $356.2 million. The decrease was mainly attributable to a) the decreased vessel sale proceeds of $174.4 million in the year ended December 31, 2025 compared to the $303.2 million in 2024, b) the $104.3 million in cash received in connection with the Eagle Merger during the year ended December 31, 2024, c) the increased amount of cash paid in connection with the advances for vessels under construction and vessel upgrades of $84.0 million in the year ended December 31, 2025 compared to $55.1 million in 2024, and d) the cash paid regarding investments in debt securities during the year ended December 31, 2025 equal to $1.4 million offset by an increase in hull and machinery proceeds received of $12.2 million during the year ended December 31, 2025 as compared to $3.7 million for the corresponding period in 2024.

Net Cash Provided By / (Used In) Financing Activities

Net cash used in financing activities decreased to $336.0 million for the year ended December 31, 2025, compared to $648.2 million for the year ended December 31, 2024. The decrease was primarily driven by significantly lower dividends paid during 2025, which amounted to $34.4 million compared to $277.0 million in 2024, as well as lower net cash outflows related to credit facilities of $201.6 million in 2025 compared to $342.0 million in 2024. These decreases were partially offset by increased cash outflows of $98.1 million related to the repurchase of common shares during 2025, compared to $25.3 million in 2024.

Year ended December 31, 2024 compared to the year ended December 31, 2023

For a discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023, please refer to “Item 5. Operating and Financial Review and Prospects” in our 2024 20-F.

Senior Secured Credit Facilities

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a portion of this investment through long-term bank loans and revolving credit facilities. During 2025, we entered into five new senior secured credit facilities, the proceeds of which were generally used to refinance existing indebtedness and to finance working capital requirements, and into one new senior secured credit facility, the ESUN $130.0 million Facility, for the post-delivery financing of five of our Kamsarmax vessels currently under construction.

All of the Company’s credit facilities bear interest at SOFR plus a margin. The obligations under our credit facilities are secured by a first-priority ship mortgage on the financed vessels under each facility and general and specific assignments and guaranteed by the Company and its subsidiaries.

For a description of all of our Senior Secured Credit Facilities, see Note 9 (Long-term bank loans & Revolving facilities) and Note 22 (Subsequent Events) to our consolidated financial statements included herein for more information.

Credit Facilities Covenants:

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

As of December 31, 2025, we were in compliance with the applicable financial and other covenants contained in our debt agreements.

Bareboat Lease Agreements

Our bareboat lease agreements contain financial covenants similar to those included in our credit facilities, as described above.

For a description of all of our Bareboat Lease Agreements, see Note 8 (Lease financing), to our consolidated financial statements included herein for more information.

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

Impairment of long-lived assets: We follow guidance related to the impairment or disposal of long-lived assets, which addresses financial accounting and reporting for such impairment or disposal. The standard requires that long-lived assets held for use by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The guidance calls for an impairment loss when the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use and eventual disposition of the asset is less than its carrying amount to the extent that its carrying amount is higher than its fair market value. The impairment loss is determined by the difference between the carrying amount of the asset and the fair value of the asset. The Company determines the fair value of its assets based on management estimates and assumptions and by making use of available market data and taking into consideration agreed sale prices and third-party valuations. In this respect, management regularly reviews the carrying amount of each vessel, including newbuilding contracts, if any, when events and circumstances indicate that the carrying amount of a vessel or a newbuilding contract might not be recoverable (such as vessel sales and purchases, business plans, obsolescence or damage to the asset and overall market conditions). Based on the same accounting standard, management also is required to test carrying amount of its right-of-use assets when events or changes in circumstances indicate that their carrying amount may not be recoverable (such as a significant decrease in the market price of a similar asset, a significant change in the manner in which the asset is being used and historical operating cash flow losses or forecast that demonstrates continuing losses associated with the use of the asset), using the same methodology with the other group of assets described below.

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

In assessing expected future cash outflows, management forecasts vessel operating expenses, which are based on our internal budget for the first annual period, and thereafter assume an annual inflation rate of up to 2.4% (escalating to such level during the first three-year period and capped at the tenth year thereafter), management fees and vessel expected maintenance costs (for dry docking and special surveys), as well as expected costs for the installations of ESD and other upgrades, where applicable. The estimated salvage value of each vessel is $400 per light weight ton, in accordance with our vessel depreciation policy. We use a probability weighted approach for developing estimates of future cash flows used to test our vessels for recoverability when alternative courses of action are under consideration (i.e. sale or continuing operation of a vessel). If our estimate of future undiscounted net operating cash flows for any vessel is lower than the vessel’s carrying value, the carrying value is written down to the vessel’s fair market value with a charge recorded in earnings.

Using the framework for estimating future undiscounted net operating cash flows described above, we completed our impairment analysis for the years ended December 31, 2024 and 2025, for those vessels held for use whose carrying values were above their respective market values. Our impairment analysis as of December 31, 2024 and 2025, indicated that the carrying amount of our vessels was recoverable, and therefore concluded that no impairment charge was necessary.

Although we believe that the assumptions used to evaluate potential asset impairment are based on historical trends and are reasonable and appropriate, such assumptions are highly subjective. To minimize such subjectivity, our analysis for the year ended December 31, 2025 also involved sensitivity analysis to the model input we believe is most important, being the historical rates. In particular, in terms of our estimates for the charter rates for the unfixed period, we consider that the FFA as of December 31, 2025, which is applied in our model for the first three years period, approximates the levels of charter rates at which the Company could fix all of its unfixed vessels currently, should management opt for a fully hedged chartering strategy over the next three years. We, however, sensitized our model with regards to freight rate assumptions for the unfixed period beyond the first three years and until the end of the remaining useful life. Our sensitivity analysis revealed that, to the extent the historical rates would not decline by more than a range of 29% to 46%, depending on the vessel, we would not be required to recognize additional impairment.

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

The table set forth below indicates: (i) the carrying value of each of our vessels as of December 31, 2024 and 2025, and (ii) which of our vessels we believe have a market value below their carrying value. As of December 31, 2025, we have 2 out of our 136 operating vessels (6 out of 151 of our operating vessels as of December 31, 2024) that we believe have a market value below their carrying value. The aggregate difference between the carrying value of these vessels and their market value of $0.3 million ($4.0 million in 2024), represents the amount by which we believe we would have to reduce our net income if we sold these vessels in the current environment, on industry standard terms, in cash transactions, and to a willing buyer where we are not under any compulsion to sell, and where the buyer is not under any compulsion to buy. For purposes of this calculation, we have assumed that the vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2025. However, we are not holding our vessels for sale, unless expressly stated.

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
65

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

Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2024 (in millions of U.S dollars)	Carrying Value as of December 31, 2025 (in millions of U.S dollars)
Goliath	209,537	2015	44	43
Gargantua	209,529	2015	44	42
Star Gina 2GR	209,475	2016	31	30
Maharaj	209,472	2015	45	43
Star Leo	207,939	2018	43	41
Star Laetitia	207,896	2017	40	39
Star Ariadne	207,812	2017	44	43
Star Virgo	207,810	2017	42	40
Star Libra	207,765	2016	42	41
Star Sienna	207,721	2017	40	39
Star Marisa	207,709	2016	43	42
Star Karlie	207,566	2016	41	40
Star Eleni	207,555	2018	38	37
Star Magnanimus	207,526	2018	46	44
Debbie H	206,861	2019	43	42
Star Ayesha	206,852	2019	44	43
Katie K	206,839	2019	43	42
Leviathan	182,511	2014	28	27
Peloreus	182,496	2014	28	27
Star Claudine	181,258	2011	26	25
Star Ophelia	180,716	2010	24	23
Star Pauline	180,274	2008	21	20
Star Martha	180,274	2010	29	27
Star Lyra	179,147	2009	22	21
Star Borneo	178,978	2010	19	19
Star Bueno	178,978	2010	18	19
Star Marilena	178,978	2010	18	19

Star Janni	178,978	2010	21		21
Star Marianne	178,906	2010	19		19
Star Angie	177,931	2007	23	**	21
Kymopolia	176,990	2006	21	**	19
Star Scarlett	175,649	2014	30		29
Star Eva	106,659	2012	18		17
Amami	98,681	2011	20		19
Madredeus	98,681	2011	20		19

Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2024 (in millions of U.S dollars)		Carrying Value as of December 31, 2025 (in millions of U.S dollars)
Star Sirius	98,681	2011	20		19
Star Vega	98,681	2011	21		19	*
Star Aphrodite	92,006	2011	17		16
Star Piera	91,951	2010	16		15
Star Despoina	91,951	2010	16		15
Star Electra	83,494	2011	17		16
Star Angelina	82,981	2006	13	**	12
Star Gwyneth	82,790	2006	14	**	13
Star Kamila	82,769	2005	12		10
Star Luna	82,687	2008	13		12
Star Bianca	82,672	2008	13		12
Pendulum	82,619	2006	13		12
Star Maria	82,598	2007	12		11
Star Markella	82,594	2007	13		12
Star Danai (1)	82,574	2006	12		-
Star Jeannette	82,566	2014	21		20
Star Elizabeth	82,403	2021	24		23
Star Georgia (1)	82,298	2006	11		-
Star Sophia	82,269	2007	12		11
Star Mariella	82,266	2006	12		11
Star Moira	82,257	2006	11		10
Star Nina	82,224	2006	10		9
Star Renee	82,221	2006	10		10
Star Nasia	82,220	2006	13		12
Star Laura	82,209	2006	10		9
Star Mona	82,188	2012	18		17
Star Helena	82,187	2006	10		9
Star Astrid	82,158	2012	17		16
Star Alessia	81,944	2017	24		23
Star Calypso	81,918	2014	20		19
Star Suzanna	81,711	2013	14		14
Star Charis	81,711	2013	14		13
Mercurial Virgo	81,545	2013	19		19	*
Stardust	81,502	2011	17		16
Star Sky	81,466	2010	16		15

Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2024 (in millions of U.S dollars)		Carrying Value as of December 31, 2025 (in millions of U.S dollars)
Star Lambada	81,272	2016	20		19
Star Carioca	81,262	2015	19		18
Star Capoeira	81,253	2015	19		18
Star Macarena	81,198	2016	20		19
Star Lydia	81,187	2013	19		18
Star Nicole	81,120	2013	19		18
Star Virginia	81,061	2015	21		20
Star Genesis	80,705	2010	16		15
Star Flame	80,448	2011	16		16
Star Emily (1)	76,417	2004	10		-
Star Cape Town	63,707	2015	23		22
Star Vancouver	63,670	2020	28		28
Star Oslo	63,655	2015	23		22
Star Rotterdam	63,629	2017	26		24
Star Halifax	63,618	2020	28		27
Star Helsinki	63,605	2015	23		22
Star Gibraltar	63,576	2015	22		21
Star Valencia	63,556	2015	23		22
Star Dublin	63,550	2015	23		22
Star Santos	63,536	2015	23		22
Star Antwerp	63,530	2015	23		22
Star Sydney	63,523	2015	24		23
Star Copenhagen	63,495	2015	23		22
Star Hong Kong	63,472	2016	25		24
Idee Fixe	63,458	2015	22		21
Star Shanghai	63,438	2016	25		24
Star Roberta	63,426	2015	23		21
Laura	63,399	2015	22		22
Star Singapore	63,386	2017	26		24
Star Westport	63,344	2015	23		23
Star Hamburg	63,334	2014	23	**	22
Star Fairfield	63,301	2013	22		20
Star Greenwich	63,301	2013	22		20
Star Groton	63,301	2013	22		20
Star Madison	63,301	2013	22		20

Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2024 (in millions of U.S dollars)		Carrying Value as of December 31, 2025 (in millions of U.S dollars)
Star Mystic	63,301	2013	22		20
Star Rowayton	63,301	2013	21		20
Star Southport	63,301	2013	21		20
Star Stonington (2)	63,301	2012	21	**	20
Kaley	63,283	2015	23		22
Star Stockholm	63,275	2016	25		24
Kennadi	63,262	2016	23		23
Mackenzie	63,226	2016	15		15
Star New London	63,140	2015	24		23
Star Apus	63,123	2014	16		15
Star Subaru	61,571	2015	17		16
Star Stamford	61,530	2016	25		23
Star Wave	61,491	2017	22		21
Star Challenger	61,462	2012	20		19
Star Fighter	61,455	2013	20		19
Star Lutas	61,347	2016	22		21
Honey Badger	61,320	2015	22		21
Wolverine	61,292	2015	23		22
Star Antares	61,258	2015	21		21
Star Tokyo	61,225	2015	25		24
Star Monica	60,935	2015	21		20
Star Aquarius	60,916	2015	18		17
Star Pisces	60,916	2015	17		17
Star Nighthawk (1)	57,809	2011	15		-
Oriole (1)	57,809	2011	15		-
Owl (1)	57,809	2011	15		-
Petrel Bulker (1)	57,809	2011	15		-
Puffin Bulker (1)	57,809	2011	15		-
Star Runner (1)	57,809	2011	15		-
Star Sandpiper (1)	57,809	2011	15		-
Crane	57,809	2010	14		13
Egret Bulker	57,809	2010	14		13
Gannet Bulker	57,809	2010	14		13
Grebe Bulker	57,809	2010	14		13
Ibis Bulker	57,809	2010	14		13

Vessel Name	DWT	Year Built	Carrying Value as of December 31, 2024 (in millions of U.S dollars)	Carrying Value as of December 31, 2025 (in millions of U.S dollars)
Jay	57,809	2010	14	13
Kingfisher	57,809	2010	14	13
Martin	57,809	2010	14	13
Bittern (1)	57,809	2009	11	-
Star Canary (1)	57,809	2009	13	-
Star Cleo	56,582	2013	12	11
Star Pegasus	56,540	2013	12	11
Star Goal (1)	55,989	2010	16	-
Strange Attractor (1)	55,742	2006	12	-
Star Bright	55,569	2010	11	11
Star Omicron (1)	53,489	2005	9	-
			3,208 (3)	2,873 (4)

(1)	Vessel agreed to be sold and delivered to her new owners during the year ended December 31, 2025, as further described in Note 6 of our audited consolidated financial statements.
(2)	Vessel agreed to be sold as of December 31, 2025 and delivered to her new owners during the first quarter of 2026, as further described in Note 6 of our audited consolidated financial statements.
(3)	Total of $3,208 represents carrying values of 151 operating vessels as of December 31, 2024.
(4)	Total of $2,873 represents carrying values of 136 operating vessels as of December 31, 2025.

* Indicates dry bulk carrier vessels for which we believe, as of December 31, 2025, the basic charter-free market value is lower than the vessel’s carrying value.

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

Messrs. Petros Pappas, Arne Blystad and Raffaele Zagari were re-elected to the Board of Directors at the Company’s 2025 Annual Meeting of Shareholders held on May 14, 2025. On October 3, 2025, we announced the appointment of Mr. Mikkel Storm Weum to the Board as a Class B director.

Our Board of Directors is comprised of eleven Directors.

Our directors and executive officers are as follows:

Name	Age	Position
Petros Pappas	73	Chief Executive Officer and Class C Director
Spyros Capralos	71	Non-Executive Chairman and Class B Director
Hamish Norton	67	President
Simos Spyrou	51	Co-Chief Financial Officer
Christos Begleris	44	Co-Chief Financial Officer
Nicos Rescos	54	Chief Operating Officer
Charis Plakantonaki	46	Chief Strategy Officer
Koert Erhardt	70	Class B Director
Mahesh Balakrishnan	43	Class A Director
Nikolaos Karellis	75	Class A Director
Arne Blystad	76	Class C Director
Raffaele Zagari	57	Class C Director
Eleni Vrettou	47	Class A Director
Gary Weston	68	Class A Director
Milena Maria Pappas	42	Class B Director
Mikkel Storm Weum	40	Class B Director

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

Spyros Capralos, Non-Executive Chairman and Director

Mr. Spyros Capralos has served since July 2014 as the Non-Executive Chairman of our Board of Directors and as a director. He is also the Chairman of the Compensation Committee. From February 2011 to July 2014, Mr. Capralos served as our Chief Executive Officer, President and director. From October 2004 to October 2010, Mr. Capralos served as Chairman of the Athens Exchange and Chief Executive Officer of the Hellenic Exchanges Group and for the period from 2008-2010 was also the President of the Federation of European Securities Exchanges. He was formerly Vice Chairman of the National Bank of Greece, Vice Chairman of Bulgarian Post Bank, Managing Director of the Bank of Athens and has a ten-year banking experience with Bankers Trust Company (now Deutsche Bank) in Paris, New York, Athens, Milan and London. He is the President of the European Olympic Committees (EOC), a member of the International Olympic Committee (IOC) and its Executive Board. Previously, he served as Secretary General of the Athens 2004 Olympic Games and Executive Director and Deputy Chief Operating Officer of the Organizing Committee for the Athens 2004 Olympic Games. He has been an Olympic athlete in water polo and has competed in the Moscow (1980) and the Los Angeles (1984) Olympic Games. He studied economics at the University of Athens and earned his Master Degree in Business Administration from INSEAD University in France.

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

Eleni Vrettou, Director

Eleni Vrettou has served as a director of the Company since May 2020. She currently is the Chief Executive Officer of Attica Bank since September 2022 and has more than 20 years international experience in banking, specializing in the areas of investment, corporate and commercial banking. Prior to her present position, she held the role of Chief Strategy and Investor Relations Officer for Lamda Development. From April 2019 to April 2022 Ms. Vrettou served as the Executive General Manager, Chief of Corporate and Investment Banking at Piraeus Bank Group and she has also acted as Chairman of the Board of Directors for Piraeus Factors S.A, Piraeus Leasing and Piraeus Leases, as well as a Director for ETVA Industrial Development Zones. Previously, she had worked for 14 years at HSBC Bank Plc (“HSBC”) in Greece and the United Kingdom. In her most recent role at HSBC, Ms. Vrettou was a Managing Director and Head of Wholesale Banking Greece, while prior to that, she had served as the Head of Multinationals and Business Development for HSBC in CEE, CIS, Mediterranean and Sub-Saharan Africa regions. Prior to her employment with HSBC, she had worked for Greek and foreign financial institutions in Athens and New York in the fields of credit and risk management and investment banking (M&A). Ms. Vrettou holds a Bachelor of Science in Economics from the Wharton School of the University of Pennsylvania.

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

Milena Maria Pappas, Director

Ms. Milena Pappas has served on the Board since August 2024. She is a Commercial Director of the Company and under that capacity she is responsible for S&P, for Commercial Projects and for Investor Relations. She also acts as a consultant of Interchart Shipping Inc., the exclusive chartering broker of the Company. Ms. Pappas also serves on the Board of HELMEPA, a nonprofit organization aiming to reduce ship-generated pollution and increase educational environmental awareness and on the board of Just World International, a nonprofit organization that provides access to education, nutrition and health programs for children around globe. Ms. Pappas serves on the board of directors of GARD P.&I. Ltd., a leading mutual insurance association. She has also served previously on the Company’s Board as Director during 2009 – 2014 and has worked in the Finance Department of Oceanbulk Maritime S.A. Prior to that, she was trained at Merrill Lynch in the Private Wealth Department and thereafter at the CoeClerici Group in the Risk Management Department. In 2004, while at Merrill Lynch, she assisted in founding the “Women’s Milestones” program. She holds a dual Bachelor of Arts in Psychology and Sociology from Cornell University, N.Y., where she graduated with honors and an M.Sc. in Shipping, Trade and Finance from Cass University, London.

Mikkel Storm Weum, Director

Mr. Mikkel Storm Weum currently serves as an Investment Director in Seatankers Management Norway AS, responsible for Sale and Purchase, Newbuildings and Projects. Mr. Weum also serves as a director on the Board of NYSE listed Flex LNG Ltd, a position held since May 2025. Prior to being employed by Seatankers Management AS, Mr. Weum served as Senior Vice President, responsible for Business Development in SFL Management AS. Mr. Weum was also employed as Vice President, Head of Commercial in Teekay Offshore working with Shuttle Tankers and Floating Offshore storage. Mr. Weum holds a Master’s degree in Naval Architecture from Newcastle University and a MSc in Shipping Trade and Finance from Cass Business School, City University.

B.       Compensation of Directors and Senior Management

For the year ended December 31, 2025, aggregate compensation to our senior management was $2.6 million under the employment agreements. Non-employee directors of Star Bulk receive an annual cash retainer of $15,000, each. The chairman of the Audit Committee receives a fee of $15,000 per year and each of the Audit Committee members receives a fee of $7,500. Each chairman of our other standing committees receives an additional $5,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors or committees. We do not have a retirement plan for our officers or directors. The aggregate compensation of the Board of Directors for the year ended December 31, 2025 was approximately $0.2 million.

Employment and Consultancy Agreements

We are a party to employment and consultancy agreements with certain members of our senior management team. For a description of these agreements, see “Item 7. Major Shareholders and Related Party Transactions––B. Related Party Transactions––Consultancy Agreements.”

Equity Incentive Plans

On May 16, 2023, May 28, 2024 and May 7, 2025, our Board of Directors approved the 2023 Equity Incentive Plan (the “2023 Equity Incentive Plan”), the 2024 Equity Incentive Plan (the “2024 Equity Incentive Plan”), and the 2025 Equity Incentive Plan (the “2025 Equity Incentive Plan”) (collectively, the “Equity Incentive Plans”), respectively, under which our officers, key employees, directors, and consultants are eligible to receive options to acquire common shares, share appreciation rights, restricted shares and other share-based or share-denominated awards. We reserved a total of 631,500 common shares, 575,000 common shares and 1,245,000 common shares for issuance under the respective Equity Incentive Plans, subject to further adjustment for changes in capitalization as provided in the plans. The purpose of the Equity Incentive Plans is to encourage ownership of shares by, and to assist us in attracting, retaining and providing incentives to, our officers, key employees, directors and consultants, whose contributions to us are or may be important to our success and to align the interests of such persons with our shareholders. The various types of incentive awards that may be issued under the Equity Incentive Plans, enable us to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of our business. The Equity Incentive Plans are administered by our Compensation Committee, or such other committee of our Board of Directors as may be designated by the board. The Equity Incentive Plans permit issuance of restricted shares, grants of options to purchase common shares, share appreciation rights, restricted shares, restricted share units and unrestricted shares.

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

The terms and conditions of the Equity Incentive Plans are substantially similar to those of the previous plans. As of February 25, 2026, there are 655,050 common shares unvested from the 2023, 2024, and 2025 Equity Incentive Plans.

During the years 2023, 2024, 2025 and up to February 25, 2026, pursuant to the Equity Incentive Plans, we have granted to certain directors and officers the following securities:

•	On May 16, 2023, 416,500 restricted shares of common shares were granted to certain of the Company’s directors and officers of which 279,500 restricted common shares vested in November 2023, 68,500 restricted common shares vested in May 2024 and the remaining 68,500 restricted common shares vest in May 2026.
•	On May 28, 2024, 355,012 restricted common shares were granted to certain directors and officers, of which 237,012 restricted common shares vested in November 2024, 59,000 restricted common shares vest in May 2025 and the remaining 59,000 common shares vest in May 2027.
•	On May 7, 2025, 1,245,000 restricted common shares were granted to certain directors and officers, of which 717,450 restricted common shares vested in November 2025, 403,947 restricted common shares vest in May 2026 and the remaining 123,603 common shares vest in May 2028.
•	As of the date of this annual report, 74,877 common shares are available under the Equity Incentive Plans.

On June 7, 2021, our Board of Directors amended an incentive program that had been previously announced in January 2019 (the “Performance Incentive Program”) which provides for the issuance of shares pursuant to performance conditions being met. In particular, the amended program is triggered when our cumulative fuel cost savings, beginning from November 2019, exceed the threshold of $250 million (“Excess Savings”). Upon the satisfaction of the above threshold, the Board of Directors shall award a percentage ranging between 5%-10%, at its discretion, of the annual Excess Savings until December 31, 2024, the value of which will be reflected in actual shares to key employees. For the years ended December 31, 2023 and 2024, we estimated the intrinsic value of the award based on the fuel market prices at each year end and assumed, based on our best estimate, a range between 5% and 7.5% of Excess Savings to be awarded by the Board of Directors, and as a result an amount of $8.8 million and $3.3 million, respectively, was recognized and is included under “General and administrative expenses” in the consolidated income statements for the years ended December 31, 2023 and 2024.

Based on 7.5% of the actual Excess Savings i) as of December 31, 2023, and the closing price of our common stock as of that date of $21.26, 370,000 common shares were awarded to key employees upon the approval of the Board of Directors, which vested and were issued on March 8, 2024, ii) as of December 31, 2024, and the closing price of our common stock as of that date of $14.95, 435,450 common shares were awarded to key employees upon the approval of the Board of Directors, which vested and were issued on February 25, 2025.

C.       Board Practices

Our Board of Directors is divided into three classes with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The term of each class of directors expires as follows:

•	The term of the Class A directors expires at the 2026 Annual General Meeting set for May 12, 2026;
•	The term of the Class B directors expires in 2027; and
•	The term of the Class C directors expires in 2028.

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

D.       Employees

As of December 31, 2025, we had 294 employees including our executive officers, compared to 301 employees as of December 31, 2024 and 216 employees as of December 31, 2023.

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

A.       Major Shareholders

The following table presents certain information as of February 25, 2026, February 17, 2025 and February 9, 2024 regarding the ownership of our common shares with respect to each shareholder, who we know to beneficially own more than five percent of our outstanding common shares, and our executive officers and directors.

	Common Shares Beneficially Owned as of
	February 25, 2026		February 17, 2025		February 9, 2024
Beneficial Owner (1)	Amount	Percentage	Amount	Percentage	Amount	Percentage
Famatown Finance Ltd. (2)	13,571,000	12.17%
Danaos Corporation (3)	6,130,613	5.50%
Oaktree Capital Group Holdings GP, LLC and certain of its advisory clients (4)	1,962,892	1.76%	5,217,676	4.45%	6,107,983	7.30%
AllianceBernstein L.P. (5)	—	0.00%	—	0.00%	5,352,768	6.40%
Entities affiliated with Raffaele Zagari	2,034,750	1.82%	2,141,500	1.83%	2,123,500	2.50%
Entities affiliated with Petros Pappas	5,545,844	4.97%	4,261,768	3.64%	4,044,168	4.80%
Directors and executive officers of the Company, in the aggregate (6)	1,817,424	1.63%	1,441,165	1.23%	1,244,947	1.50%

(1)	Percentage amounts based on 111,530,150 common shares outstanding as of February 25, 2026, 117,127,531 common shares outstanding as of February 17, 2025 and 84,016,892 common shares outstanding as of February 9, 2024.

(2)	Pursuant to schedule 13D filing dated October 3, 2025, in connection with Mr. Mikkel Storm Weum’s appointment as a director of the Company, Famatown Finance Ltd. (“Famatown”) is a related entity of Seatankers Management AS (“Seatankers”). While the common shares held by Famatown are held for investment or other purposes, given Mr. Weum's position as a director at both Seatankers and the Company, Famatown may be deemed to have indirect control for purposes of Rule 13d-1 of the Exchange Act.
(3)	Pursuant to schedule 13G filing dated May 9, 2025.
(4)	Pursuant to schedule 13F filing dated February 17, 2026.
(5)	Pursuant to schedule 13G filing dated November 15, 2024.
(6)	These numbers of shares do not include shares beneficially owned by Ms. Pappas or Messrs. Pappas and Zagari, that are presented within line items “Entities affiliated with Petros Pappas” and “Entities affiliated with Raffaele Zagari”, respectively, above.

Our major shareholders, save for what is referred to below, have the same voting rights as our other shareholders. No foreign government owns more than 50% of our outstanding common shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of Star Bulk.

As of February 25, 2026, 111,530,150 of our outstanding common shares were held in the United States by 284 holders of record, including Cede & Co., the nominee for the Depository Trust Company, which held 104,241,571 of those shares.

B.       Related Party Transactions

For a description of all of our Related Party Transactions, see Note 3 (Transaction with Related Parties) to our consolidated financial statements included herein for more information.

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

Certain routine commercial claims have been asserted against the Company that relate to contractual disputes with certain of our charterers. The nature of these disputes involve disagreements over losses claimed by charterers during or as a result of the performance of certain voyage charters, including but not limited to delays in the performance of the charters and off-hire during the charters. The related legal proceedings are at various stages of resolution.

As part of the Eagle Merger, the Company acquired a subsidiary involved in a legal case concerning environmental compliance. In July 2025, that subsidiary plead guilty to one count alleging failure to maintain an accurate oil record book on board a vessel in violation of The Act to Prevent Pollution from Ships (“APPS”), and accepted to enter the relevant plea agreement (the “Plea Agreement”), agreeing to pay a fine of $1.75 million (for which the Company had already posted a surety bond as security for any potential fines) and serve a four-year term of probation during which eight of the Company’s vessels will be required to adhere to a monitored environmental compliance plan. On October 16, 2025 the U.S. District Court Judge in the Eastern District of Louisiana accepted the guilty plea, approved the Plea Agreement, imposed the agreed upon sentence and placed the subsidiary on a 4-year term of probation with standard and customary conditions of probation. The Company does not believe that this matter will have a material impact on the Company, its financial condition, or results of operations.

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

Under our amended dividend policy approved by our Board of Directors and announced on February 25, 2026, we may approve the distribution of 100% of Cash Flow for a given quarter to shareholders. For purposes of this policy, “Cash Flow” is defined as cash flow from operations less (i) debt amortization, (ii) maintenance and upgrade capital expenditures, and (iii) any cash deficit below $2.1 million per owned vessel.

Notwithstanding the Cash Flow calculation described above, we have established a minimum quarterly dividend of $0.05 per share, which we intend to pay even in circumstances where the quarterly Cash Flow would otherwise result in a lower or no dividend.

All dividends remain subject to quarterly approval by the Board of Directors following its review of our financial performance and position. The declaration and payment of dividends will depend on various factors, including, but not limited to, prevailing charter market conditions, our capital requirements, restrictions under existing credit agreements, and applicable provisions of Marshall Islands law. Marshall Islands law generally prohibits the payment of dividends other than from operating surplus or when a company is insolvent or would be rendered insolvent by such payment. Accordingly, there can be no assurance that the Board of Directors will declare dividends in any future period.

During the years ended December 31, 2023, 2024 and 2025 and in February 2026, our Board declared a cash dividend of $1.57 per share, $2.50 per share, $0.30 per share and $0.37 per share, respectively. As a result, an amount of $158.1 million, $277.0 million and $34.4 million, was paid in 2023, 2024 and 2025, respectively, while an amount of approximately $41.3 million is expected to be paid on or about March 19, 2026.

B.       Significant Changes.

There have been no significant changes since the date of the annual consolidated financial statements included in this annual report, other than those described in Note 22 “Subsequent events” of our annual consolidated financial statements.

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

As of February 25, 2026, we had 111,530,150 common shares issued and outstanding. No preferred shares are issued or outstanding.

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

Directors

Our directors are elected by a majority of the votes cast by shareholders entitled to vote in an election. Our Articles of Incorporation provide that cumulative voting shall not be used to elect directors. Our Board of Directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66 2/3% of the entire Board of Directors. Our Articles of Incorporation provide for a staggered Board of Directors whereby directors shall be divided into three classes: Class A, Class B and Class C, which shall be as nearly equal in number as possible. To implement a balanced division ratio between the three classes, the Board of Directors reclassified Mr. Spyros Capralos, previously a Class C director, as a Class B director on February 12, 2024. Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C with only one class of directors being elected in each year and following the initial term for each such class, each class will serve a three-year term. The terms of our Board of Directors are as follows: (i) the term of our Class A directors expires at the 2026 Annual General Meeting set for May 12, 2026; (ii) the term of our Class B directors expires in 2027; and (iii) the term of our Class C directors expires in 2028. Each director serves his or her respective term of office until his or her successor has been elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. Our Board of Directors has the authority to fix the amounts which shall be payable to the members of the Board of Directors for attendance at any meeting or for services rendered to us.

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

D.       Exchange Controls

Under the laws of the Marshall Islands, Liberia, Singapore, and Delaware, United States, which are the jurisdictions of incorporation of the Company and its subsidiaries, as of December 31, 2025, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common shares.

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
86

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
Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Marshall Islands
Reasonable expenses, including attorneys’ fees, may be awarded if the action is successful.
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

In addition to the tax consequences discussed below, we may be subject to tax in one or more other jurisdictions, including Greece and Singapore where we currently conduct or have previously conducted activities. We expect that our tax exposure in these jurisdictions is immaterial.

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

In the event the 5% Override Rule is triggered, the Treasury Regulations provide that the 5% Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, qualified shareholders (as defined for purposes of Section 883) own a sufficient number of shares to preclude non-qualified shareholders in such group from owning 50% or more of the total value of the class of stock of the closely held block that is a part of our common shares for more than half the number of days during the taxable year.

Based on information contained in Schedules 13G and 13D filing with the U.S. Securities and Exchange Commission, we believe that we satisfy the Publicly Traded Test for 2024 and 2025 because we are not subject to the 5% Override Rule for these years because 5% Shareholders did not collectively own more than 50% of our outstanding common stock for more than half of the days in 2024 and 2025, respectively. Accordingly, we believe that we qualify for exemption under Section 883 for 2024 and 2025. However, we may not qualify for this exemption from U.S. federal income tax on our U.S. source shipping income in subsequent taxable years due to the factual nature of this inquiry.

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

In previous years, we have entered into various interest rate swaps with certain of our lenders to convert a portion of our debt from floating to fixed rate. During the years ended December 31, 2025 and December 31, 2024, each of these interest rate swaps were early terminated or expired. As of December 31, 2025, we do not have any interest rate swaps in place. Currently, given the current elevated level of interest rates and our expectation that rates are unlikely to increase materially from current levels, we have not entered into new interest rate hedging arrangements.

Until March 31, 2025, all of the Company’s interest rate swaps were designated and qualified as cash flow hedges and the effective portion of the unrealized gains/losses was recorded in Other Comprehensive Income / (Loss). On April 1, 2025, these swaps were de-designated as cash flow hedges since they no longer met the hedging relationship criteria. Following their de-designation, changes in their fair value together with the related interest received were recognized under Gain / (Loss) on derivative financial instruments, net.

As of December 31, 2025, all of our outstanding debt is floating rate, please see Note 9 to our consolidated financial statements included herein. The total interest expense of our outstanding debt for the year ended December 31, 2025 was $67.1 million. Our estimated total interest expense for the year ending December 31, 2026 is expected to be $53.5 million. The interest expense related to the floating rate debt reflects an assumed SOFR-based applicable rate of 3.87% (the three-month SOFR rate as of December 31, 2025) plus the relevant margin of the applicable debt and lease financing arrangement. The following table sets forth the sensitivity of our outstanding debt, in millions of Dollars, as of December 31, 2025, as to a 100 basis point increase in SOFR during the next five years.

For the year	Estimated amount	Estimated amount	Increase in interest expense if SOFR increases by 100 basis points
ending December 31,	of interest expense	of interest expense after an increase of 100 basis points
2026	53.5	63.3	9.8
2027	39.3	46.5	7.2
2028	25.2	29.8	4.6
2029	15.1	17.8	2.7
2030	5.9	6.9	1.0

Currency and Exchange Rates

We generate most of our revenues in Dollars. During 2025, from our Vessel operating expenses, approximately 7% were incurred in currencies other than the Dollar, while approximately 6% were incurred in Euros. Further, 49% of our General and administrative expenses were incurred in currencies other than the Dollar during 2025, of which approximately 41% were incurred in Euros. For accounting purposes, expenses incurred in Euros or other foreign currencies (except Dollars) are converted into Dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the Dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the Dollar and the Euro, which could affect the amount of net income that we report in future periods. As of December 31, 2025, the effect of an adverse movement in Dollar/Euro exchange rates by 1% would have resulted in an increase of $0.29 million and $0.15 million in our General and administrative expense and our operating expenses, respectively. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. The use of financial derivatives or non-derivative instruments, including foreign exchange forward agreements, would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative or non-derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

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

During the years ended December 31, 2024 and 2025, we entered into a number of FFAs on the Capesize, Panamax and Supramax indexes. We use the freight derivatives as an economic hedge for our vessels that are being chartered in the spot market, effectively locking-in an approximate amount of revenue that we expect to receive from such vessels’ relevant periods. Our FFAs are settled mainly through reputable exchanges such as EEX or SGX, so as to limit our exposure in over-the counter transactions. Customary requirements for trading in FFAs include the maintenance of initial and variation margins based on expected volatility and the valuation of the open position under such contracts. Our freight derivatives do not qualify as cash flow hedges for accounting purposes and therefore their fair value is treated as assets/liabilities until they are settled with the change in fair value being reflected in the consolidated income statements.

As of December 31, 2024, the fair value of our outstanding freight derivatives was a receivable of $0.1 million and as of December 31, 2025, the fair value of our outstanding freight derivatives was a receivable of $0.6 million. A change in the daily forward rates of $1,000 would not have a material impact in the Company’s financial position as of December 31, 2025. In 2024, we recorded a net loss on our freight derivatives of $4.1 million and in 2025, we recorded a net gain of $2.8 million.

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

During the years ended December 31, 2024 and 2025, we entered into a number of bunker swaps. We use these bunker swaps as an economic hedge to reduce the risk on bunker price differentials. Our bunker swaps are settled through reputable exchanges such as ICE so as to limit our exposure in over the counter transactions. Our bunker swaps do not qualify as cash flow hedges for accounting purposes and therefore their fair value is treated as assets/liabilities until they are settled with the change in fair value being reflected in the consolidated income statements.

As of December 31, 2024, the fair value of our outstanding bunker swap agreements was a receivable of $0.1 million. As of December 31, 2025, we had no open positions in bunker swap agreements. In 2024 we recorded a total net gain of $0.1 million on our bunker swaps while in 2025 we recorded a total net gain of $2.1 million on our bunker swaps.

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

(a)       Disclosure Controls and Procedures

As of December 31, 2025, our management (with the participation of our Chief Executive Officer and Co-Chief Financial Officers) conducted an evaluation pursuant to Rule 13a-15 and 15d-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Co-Chief Financial Officers concluded that as of December 31, 2025, our disclosure controls and procedures, which include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to the management, including our Chief Executive Officer and Co-Chief Financial Officers, as appropriate to allow timely decisions regarding required disclosure, were effective to provide reasonable assurance that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission.

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

Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2025 is effective.

(c)       Attestation Report of the Independent Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 has been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report which appears below.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Star Bulk Carriers Corp.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Star Bulk Carriers Corp. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated March 19, 2026, expressed an unqualified opinion on those financial statements.

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

March 19, 2026

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

Deloitte Certified Public Accountants S.A. (PCAOB ID No. 1163), an independent registered public accounting firm, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2024 and 2025. This table below sets forth the total amounts billed and accrued for Deloitte Certified Public Accountants S.A., the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively, “Deloitte”).

(In thousands of Dollars)	2024	2025
Audit fees (a)	$1,177	$861
Audit-related fees (b)	50	29
Tax fees (c)	73	72
All other fees (d)	39	67
Total fees	$1,339	$1,029

(a)	Audit Fees: Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.
(b)	Audit-Related Fees: Audit-related fees represent compensation for certain agreed upon procedures performed. Audit-related fees are approved by the Audit Committee.

(c)	Tax Fees: Tax fees represent fees for professional services for tax compliance, tax advice and tax planning. Tax fees are approved by the Audit Committee.

(d)	All Other Fees: All other fees include professional services rendered in connection with assistance provided with the Company’s cybersecurity assessment and market benchmarking consulting services. All other fees are approved by the Audit Committee.

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

Share Repurchase Program

On December 13, 2024, our Board of Directors cancelled our existing share repurchase program, under which $28.9 million was still outstanding to be repurchased, and authorized a new share repurchase program with similar terms of up to an aggregate of $100.0 million (the “2024 Share Repurchase Program”) under the same conditions applying as per the 2023 Share Repurchase Program. On August 6, 2025, our Board of Directors cancelled the 2024 Share Repurchase Program, under which $20.4 million was still outstanding to be repurchased, and authorized a new share repurchase program of up to an aggregate of $100.0 million (the “2025 Share Repurchase Program”) under the same conditions applying as per the 2024 Share Repurchase Program. On February 25, 2026, our Board of Directors cancelled the 2025 Share Repurchase Program, under which $37.5 million was still outstanding to be repurchased, and authorized a new share repurchase program of up to an aggregate of $100.0 million (the “2026 Share Repurchase Program”) on substantially the same terms and conditions applying as per the 2025 Share Repurchase Program. The timing and amount of any repurchases will be in the sole discretion of our management team, and will depend on legal requirements, market conditions, share price, alternative uses of capital and other factors.

Repurchases of common shares may take place in privately negotiated transactions, in open market transactions pursuant to Rule 10b-18 of the Exchange Act and/or pursuant to a trading plan adopted in accordance with Rule 10b5-1 of the Exchange Act. We are not obligated under the terms of the Share Repurchase Program to repurchase any of our common shares. The 2026 Share Repurchase Program has no expiration date and may be suspended or terminated by us at any time without prior notice. We will cancel common shares repurchased as part of this program. During the year ended December 31, 2025, we purchased the following common shares:

Period	(a) Total Number of Shares (or Units) Purchased (1)	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
January 1-31, 2025	500,000	$14.83	500,000	$86,529,607
February 1-28, 2025	200,000	$15.68	200,000	$83,392,891
March 1-31, 2025	581,558	$15.48	581,558	$74,391,960
April 1-30, 2025
May 1-31, 2025	1,373,289	$16.16	1,373,289	$52,195,198
June 1-30, 2025	1,630,221	$16.65	1,630,221	$25,055,078
July 1-31, 2025	272,835	$17.15	272,835	$20,375,847
August 1-31, 2025
September 1-30, 2025	100,000	$18.98	100,000	$98,102,151
October 1-31, 2025	362,476	$18.37	362,476	$91,445,271
November 1-30, 2025	154,263	$19.38	154,263	$88,455,559
December 1-31, 2025	672,852	$19.35	672,852	$75,436,747
Total	5,847,494	N/A	5,847,494	N/A

(1)	These shares were repurchased under the 2024 Share Repurchase Program, covering the period from December 13, 2024 to August 6, 2025, and the 2025 Share Repurchase Program, covering the period beginning from August 6, 2025 to December 31, 2025.

The repurchased shares were cancelled and removed from the Company’s share capital as of December 31, 2025.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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
104

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

We actively monitor our systems to prevent and detect any future cybersecurity threats and separately, we monitor cybersecurity threats or incidents committed against other companies as such events become public. This allows us to remain current with the latest trends in cybersecurity and make improvements to our defense strategy to consider newly-identified and developing areas of cybersecurity threats. We have put in place response procedures for prompt cybersecurity incident identification, reporting and remediation if we are subject to an information system security breach. We utilize security standards and frameworks (including ISO 27001 and the NIST Cyber Security Framework) and have established cross-functional risk control capabilities to facilitate operational implementation aligned with our cybersecurity processes.

We regularly analyze our Internet-based services and assess the efficacy of our defenses and detection capabilities utilizing internal and external testing, including penetration testing and simulated attacks performed by the “red team”. The outcome of such exercises is a fundamental part of a feedback process designed to improve the cybersecurity strategies, helping us identify and address any vulnerabilities in the human, process and technology elements of information security that could be exploited by an attacker. Data classification and protection tools are also in place, such as the implementation of a specific process and technology aimed at detecting and responding to abnormal data flows.

In addition, we carry out mandatory trainings and awareness initiatives related to security and privacy for our employees, who are the main users of our digital assets. The training covers areas such as personal digital footprint, privacy settings, phishing, information security at home and at work, ransomware, password hygiene and business email compromise.

Further, starting in 2025, we expanded our external monitoring capabilities and defenses, deploying Falcon Intelligence Recon, which extends threat visibility outside of the corporate network to detect potential threats on the dark web, and Falcon Security Information Event Management (SIEM), for centralized, real-time monitoring.

In the event of a cyberattack, our third-party information technology and cyber security service provider (the “IT and Cyber Security Service Provider”) uses escalation channels to inform the management as further described below.

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

Governance

Our information technology and cybersecurity is undertaken by the IT and Cyber Security Service Provider with more than 17 years of track record in IT services and cyber risk management. The IT and Cyber Security Service Provider oversees the prevention, detection, mitigation, and remediation of cybersecurity incidents and develops plans to mitigate such risks, which are validated by the Chief Strategy Officer and shared with the ESG Committee.

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

Item 19.	Exhibits
1.1	Fourth Amended and Restated Articles of Incorporation of Star Bulk Carriers Corp. (included as Exhibit 3.1 of the Company’s Current Report on Form 6-K, which was filed with the Commission on June 23, 2016 and incorporated herein by reference).
1.2	Fourth Amended and Restated Bylaws of the Company (included as Exhibit 2.1 of the Company’s Current Report on Form 6-K, which was filed with the Commission on April 28, 2025 and incorporated herein by reference).
2.1	Form of Share Certificate (included as Exhibit 2.1 of the Company’s Form 20-F, which was filed with the Commission on April 8, 2015 and incorporated herein by reference).
2.2*	Description of Common Shares.
8.1*	Subsidiaries of the Company.
11.1	Amended and Restated Code of Business Conduct and Ethics (included as Exhibit 11.1 to the Company’s Form 20-F, which was filed with the Commission on March 19, 2025 and incorporated herein by reference).
11.2	Insider Trading Policy (included as Exhibit 11.2 to the Company’s Form 20-F, which was filed with the Commission on March 19, 2025 and incorporated herein by reference).
12.1*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
12.2*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
13.1*	Certification of the Principal Executive Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2*	Certification of the Principal Financial Officer pursuant to 18 USC Section 1350, as adopted, pursuant to Section 906 of the Sarbanes- Oxley Act of 2002.
15.1*	Consent of Independent Registered Public Accounting Firm (Deloitte Certified Public Accountants S.A.).
107

97.1	Incentive Based Compensation Recovery Policy (included as Exhibit 97.1 to the Company’s Form 20-F, which was filed with the Commission on March 13, 2024 and incorporated herein by reference).
101	The following materials from the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, formatted in Extensible Business Reporting Language (XBRL):
(i) Consolidated Balance Sheets as of December 31, 2024 and 2025;
(ii) Consolidated Income Statements for the years ended December 31, 2023, 2024 and 2025;
(iii) Consolidated Statements of Comprehensive Income / (Loss) for the years ended December 31, 2023, 2024 and 2025;
(iv) Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2023, 2024 and 2025;
(v) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2024 and 2025; and
(vi) the Notes to Consolidated Financial Statements.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: March 19, 2026

Star Bulk Carriers Corp. (Registrant)

By:	/s/ Petros Pappas
Name: Petros Pappas
Title: Chief Executive Officer

109

STAR BULK CARRIERS CORP.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Star Bulk Carriers Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Star Bulk Carriers Corp. and subsidiaries (the “Company”) as of December 31, 2024 and 2025, the related consolidated income statements, consolidated statements of comprehensive income/(loss), shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 19, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

/s/ Deloitte Certified Public Accountants S.A.

Athens, Greece

March 19, 2026

We have served as the Company’s auditor since 2018.

STAR BULK CARRIERS CORP.

Consolidated Balance Sheets
As of December 31, 2024 and 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	December 31, 2024	December 31, 2025
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$425,066	$488,511
Restricted cash, current (Notes 9 and 19)	11,218	11,808
Trade accounts receivable, net	79,303	83,587
Inventories (Note 5)	78,589	51,477
Due from managers	45	52
Due from related parties (Note 3)	37	79
Prepaid expenses and other receivables	18,873	12,694
Derivatives, current asset portion (Note 19)	2,177	617
Accrued income	67	—
Other current assets (including nil and $1,517 of investment in debt security as of December 31, 2024 and December 31, 2025, respectively, Note 19)	43,598	34,520
Total Current Assets	658,973	683,345

FIXED ASSETS
Advances for vessels under construction (Note 6)	27,526	87,277
Vessels and other fixed assets, net (Note 6)	3,208,357	2,874,947
Total Fixed Assets	3,235,883	2,962,224

OTHER NON-CURRENT ASSETS
Long-term investment (Note 4)	1,733	826
Restricted cash, non-current (Note 9)	4,596	1,615
Operating leases, right-of-use assets (Note 7)	184,509	157,058
Derivatives, non-current asset portion (Note 19)	330	—
Other non-current assets	354	317
TOTAL ASSETS	$4,086,378	$3,805,385

LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term bank loans & revolving facilities (Note 9)	$221,147	$226,137
Lease financing short term (Note 8)	2,731	2,731
Accounts payable	51,591	49,456
Due to managers	10,938	12,151
Due to related parties (Note 3)	3,274	3,557
Accrued liabilities (Note 14)	62,607	38,660
Operating lease liabilities, current (Note 7)	28,227	28,624
Deferred revenue	17,297	20,361
Other current liabilities	2,000	2,000
Total Current Liabilities	399,812	383,677

NON-CURRENT LIABILITIES
Long-term bank loans & revolving facilities, net of current portion and unamortized loan issuance costs of $7,606 and $5,321, as of December 31, 2024 and December 31, 2025, respectively (Note 9)	1,035,135	833,533
Lease financing long term, net of unamortized lease issuance costs of $51 and $17, as of December 31, 2024 and December 31, 2025, respectively (Note 8)	12,524	9,827
Operating lease liabilities, non-current (Note 7)	156,282	128,434
Other non-current liabilities	850	651
TOTAL LIABILITIES	1,604,603	1,356,122

COMMITMENTS & CONTINGENCIES (Note 16)

SHAREHOLDERS' EQUITY
Preferred Shares; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2024 and December 31, 2025, respectively (Note 10)	—	—
Common Shares, $0.01 par value, 300,000,000 shares authorized; 117,630,112 shares issued and outstanding as of December 31, 2024; 113,424,507 shares issued and outstanding as of December 31, 2025 (Note 10)	1,142	1,134
Additional paid in capital (Note 10)	3,083,906	3,003,587
Accumulated other comprehensive income	2,299	321
Accumulated deficit	(605,572)	(555,779)
Total Shareholders' Equity	2,481,775	2,449,263
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$4,086,378	$3,805,385

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Income Statements
For the years ended December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Years ended December 31,
	2023	2024	2025

Revenues:
Voyage revenues (Note 17)	$949,269	$1,265,458	$1,042,499

Expenses/(Income):
Voyage expenses (Notes 4 and 18)	253,843	266,225	215,015
Charter-in hire expenses (Note 7)	17,656	58,003	63,466
Vessel operating expenses (Note 18)	221,327	274,991	269,163
Dry docking expenses	41,969	62,728	92,201
Depreciation (Note 6)	138,429	164,055	168,277
Management fees (Notes 3 and 11)	16,809	18,956	23,180
General and administrative expenses (Note 3)	54,413	70,778	70,542
Impairment loss	17,838	1,800	—
Loss on write-down of inventory	9,318	6,286	—
Other operational loss	952	2,326	5,421
Other operational gain (Note 20)	(33,980)	(4,740)	(15,005)
Loss on bad debt	300	308	—
(Gain)/Loss on forward freight agreements and bunker swaps, net (Note 19)	1,336	4,033	(4,944)
(Gain)/Loss on sale of vessels (Note 6)	(29,399)	(43,287)	18,313
Total operating expenses, net	710,811	882,462	905,629
Operating income	238,458	382,996	136,870

Other Income/ (Expenses):
Interest and finance costs (Note 9)	(71,319)	(91,827)	(71,225)
Interest income and other income/(loss)	15,228	16,378	18,887
Gain/(Loss) on derivative financial instruments, net (Note 19)	(3,539)	(1,861)	980
Gain/ (Loss) on debt extinguishment, net (Notes 9 and 19)	(5,149)	(1,144)	(431)
Total other expenses, net	(64,779)	(78,454)	(51,789)

Income before taxes and equity in income/ (loss) of investee	$173,679	$304,542	$85,081
Income tax (expense) / refund (Note 15)	(183)	116	—
Income before equity in income/(loss) of investee	173,496	304,658	85,081
Equity in income/(loss) of investee (Note 4)	60	(4)	(907)
Net income	173,556	304,654	84,174
Earnings per share, basic	$1.76	$2.85	$0.73
Earnings per share, diluted	1.75	2.80	0.73
Weighted average number of shares outstanding, basic (Note 13)	98,457,929	106,883,330	115,002,721
Weighted average number of shares outstanding, diluted (Note 13)	98,928,011	108,702,988	115,420,379

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Statements of Comprehensive Income / (Loss)
For the years ended December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Years ended December 31,
	2023	2024	2025
Net income	$173,556	$304,654	$84,174
Other comprehensive income / (loss):
Unrealized gains / losses from cash flow hedges:
Unrealized gain / (loss) from hedging interest rate swaps recognized in Other comprehensive income/(loss) before reclassifications	5,950	2,738	(684)
Unrealized gain / (loss) from hedging foreign currency forward contracts recognized in Other comprehensive income/(loss) before reclassifications	267	(267)	—
Unrealized gain / (loss) from investment in debt security recognized in Other comprehensive income/(loss) before reclassifications	—	—	109
Less:
Reclassification adjustments of interest rate swap gain / (loss) (Notes 9 and 19)	(21,786)	(5,565)	(1,403)
Other comprehensive income / (loss)	(15,569)	(3,094)	(1,978)
Total comprehensive income	$157,987	$301,560	$82,196

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Common Stock
	# of Shares	Par Value	Additional Paid-in Capital	Accumulated Other Comprehensive income/(loss)	Accumulated deficit	Total Shareholders' Equity
BALANCE, January 1, 2023	102,857,416	$1,029	$2,646,073	$20,962	$(648,722)	$2,019,342
Net income	-	-	-	-	173,556	173,556
Other comprehensive income / (loss)	-	-	-	(15,569)	-	(15,569)
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 10)	1,126,472	17	20,860	-	-	20,877
Dividends declared ($1.57 per share) (Note 10)	-	-	-	-	(158,052)	(158,052)
Cancellation of Songa shares	(6,706)	-	-	-	-	-
Equity offering, net (Note 10)	678,282	-	13,024	-	-	13,024
Repurchase and cancellation of common shares (Note 10)	(20,638,572)	(206)	(392,902)	-	-	(393,108)
BALANCE, December 31, 2023	84,016,892	$840	$2,287,055	$5,393	$(633,218)	$1,660,070
Net income	-	-	-	-	304,654	304,654
Other comprehensive income / (loss)	-	-	-	(3,094)	-	(3,094)
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 10)	886,095	8	18,320	-	-	18,328
Dividends declared ($2.50 per share) (Note 10)	-	-	-	-	(277,008)	(277,008)
Offering expenses	-	-	(96)	-	-	(96)
Issuance of common stock for Eagle Merger (Note 1)	28,082,319	281	665,270	-	-	665,551
Convertible Notes conversion (Note 1)	5,971,284	60	138,621	-	-	138,681
Repurchase and cancellation of common shares (Note 10)	(1,326,478)	(13)	(25,292)	-	-	(25,305)
Sale of subsidiaries Cyprus & Germany	-	(34)	28	-	-	(6)
BALANCE, December 31, 2024	117,630,112	$1,142	$3,083,906	$2,999	$(605,572)	$2,481,775
Net income	-	-	-	-	84,174	84,174
Other comprehensive income / (loss)	-	-	-	(1,978)	-	(1,978)
Issuance of vested and non-vested shares and amortization of share-based compensation (Note 10)	1,641,889	16	17,782	-	-	17,798
Dividends declared ($0.30 per share) (Note 10)	-	-	-	-	(34,375)	(34,375)
Repurchase and cancellation of common shares (Note 10)	(5,847,494)	(58)	(98,073)	-	-	(98,131)
Sale of subsidiaries Cyprus & Germany	-	34	(28)	-	(6)	-
BALANCE, December 31, 2025	113,424,507	$1,134	$3,003,587	$321	$(555,779)	$2,449,263

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Consolidated Statements of Cash Flows
For the years ended December 31, 2023, 2024 and 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Years ended December 31,
	2023	2024	2025
Cash Flows from Operating Activities:
Net income	$173,556	$304,654	$84,174
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation	138,429	164,055	168,277
Amortization of debt (loans & leases) issuance costs	3,661	3,583	3,141
Noncash lease expense	9,793	18,385	28,377
Gain/(Loss) on debt extinguishment, net	5,149	1,144	431
Impairment loss	17,838	1,800	-
(Gain)/Loss on sale of vessels	(29,399)	(43,287)	18,313
Loss on bad debt	300	308	-
Share-based compensation	20,877	18,328	17,798
Gain from insurance proceeds relating to vessel total loss	(28,163)	-	-
Loss on write-down of inventory	9,318	6,286	-
Change in fair value of derivatives	9,662	(3,372)	(277)
Other non-cash charges	170	(190)	(199)
Write-off of accruals and current assets	-	-	(9,416)
Gain on hull and machinery claims	(200)	(898)	(219)
Equity in income/(loss) of investee	(60)	4	907
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	14,396	33,600	(4,284)
Inventories	(5,851)	1,925	25,639
Prepaid expenses and other receivables	(6,829)	(11,187)	4,101
Derivatives asset	6,625	1,066	189
Accrued income	-	(67)	67
Due from related parties	286	1	(42)
Due from managers	61	(22)	(7)
Other non-current assets	-	-	37
Increase/(Decrease) in:
Accounts payable	7,306	(6,617)	6,693
Operating lease liability	(9,792)	(18,387)	(28,377)
Due to related parties	158	1,615	283
Accrued liabilities	(2,610)	(3,471)	(23,947)
Due to managers	1,042	3,552	1,213
Deferred revenue	54	(3,654)	3,064
Other current liabilities	-	2,000	-
Net cash provided by / (used in) Operating Activities	335,777	471,154	295,936

Cash Flows from Investing Activities:
Advances for vessels acquisitions, vessels under construction, vessel upgrades and other fixed assets	(18,091)	(55,095)	(83,988)
Cash proceeds from vessel sales	195,968	303,232	174,396
Cash proceeds from vessel total loss	55,000	-	-
Investment in debt security	-	-	(1,409)
Cash acquired related to the Eagle Merger	-	104,325	-
Hull and machinery insurance proceeds	2,641	3,716	12,156
Net cash provided by / (used in) Investing Activities	235,518	356,178	101,155

Cash Flows from Financing Activities:
Proceeds from bank loans	441,405	388,120	378,000
Loan and lease prepayments and repayments	(492,570)	(730,134)	(579,630)
Financing and debt extinguishment fees paid	(6,588)	(3,779)	(1,901)
Dividends paid	(158,052)	(277,008)	(34,375)
Proceeds from issuance of common stock	13,165	-	-
Offering expenses paid	(141)	(96)	-
Repurchase of common shares	(393,108)	(25,305)	(98,131)
Net cash provided by / (used in) Financing Activities	(595,889)	(648,202)	(336,037)

Net increase/(decrease) in cash and cash equivalents and restricted cash	(24,594)	179,130	61,054
Cash and cash equivalents and restricted cash at beginning of the year	286,344	261,750	440,880

Cash and cash equivalents and restricted cash at end of the year	$261,750	$440,880	$501,934
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest, net of amount capitalized	$56,025	$87,523	$58,498
Non-cash investing and financing activities:
Shares issued in connection with Eagle Merger	-	665,551	-
Vessel upgrades	2,916	5,932	7,798
Assumed bank loans and Convertible notes debt related to Eagle Merger	-	514,180	-
Right-of-use assets and lease obligations for charter-in contracts	-	171,615	924
Reconciliation of (a) cash and cash equivalents, and restricted cash reported within the consolidated balance sheets to (b) the total amount of such items reported in the statements of cash flows:
Cash and cash equivalents	$227,481	$425,066	$488,511
Restricted cash, current	32,248	11,218	11,808
Restricted cash, non-current	2,021	4,596	1,615
Cash and cash equivalents and restricted cash at end of period shown in the statement of cash flows	$261,750	$440,880	$501,934

The accompanying notes are an integral part of these consolidated financial statements.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information:

The consolidated financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 include the accounts of Star Bulk Carriers Corp. (“Star Bulk”) and its wholly owned subsidiaries as set forth below (collectively, the “Company”).

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

As of December 31, 2025, the Company owned a modern fleet of 136 dry bulk vessels (one of which was agreed to be sold, and was subsequently delivered to her new owners in February 2026, as described in Note 6) consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with a carrying capacity between 55,569 deadweight tonnage (“dwt”) and 209,537 dwt, and a combined carrying capacity of 13.7 million dwt and an average age of 12.7 years. Also, the Company has entered into firm shipbuilding contracts for the construction of eight 82,000 dwt Kamsarmax newbuilding vessels with expected deliveries between April 2026 and September 2026. In addition, the Company charters-in a number of third-party vessels on both a short-term and long-term basis to increase its operating capacity in order to satisfy its clients’ needs. Specifically, as of December 31, 2025, the Company charters-in seven vessels on a long-term basis, as presented in the table below under Long-term time charter-in vessels.

Eagle Merger

On April 9, 2024 (the “Effective Time”), the Company completed the merger with Eagle Bulk Shipping Inc. (“Eagle”) in an all-stock transaction (the “Eagle Merger”), following Eagle shareholders’ approval and receipt of applicable regulatory approvals and satisfaction of customary closing conditions. Eagle common stock has ceased trading and is no longer listed on the New York Stock Exchange.

At the Effective Time, each share of Eagle common stock issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive 2.6211 shares of Star Bulk common stock, which resulted in the issuance of 28,082,319 shares of Star Bulk common stock. In addition, at the time of the Eagle Merger’s completion, 1,341,584 shares of Star Bulk common stock were issued in exchange for the 511,840 loaned shares of Eagle common stock (the “Eagle loaned shares”) outstanding in connection with Eagle’s 5.00% Convertible Senior Notes due 2024 (the “Convertible Notes”). Upon the maturity date of the Convertible Notes on August 1, 2024, the issued 1,341,584 shares of Star Bulk common stock were cancelled upon return and 5,971,284 shares of Star Bulk common stock were issued for settlement of such Convertible Notes.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

Eagle Merger – (continued)

The following financial information reflects the results of operations of Star Bulk and Eagle since April 9, 2024, included in the Company’s consolidated income statements for the year ended December 31, 2024:

	Star Bulk	Eagle
Voyage revenues	$994,630	$270,828
Operating income	$332,856	$50,140
Net income	$274,756	$29,898

The following unaudited supplemental pro forma consolidated financial information reflects the results of operations for the year ended December 31, 2024, as if the Eagle Merger had been consummated on January 1, 2023. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the Eagle Merger actually taken place on January 1, 2023. In addition, these results are not intended to be a projection of future results and do not reflect any potential synergies achieved from the combined operations:

	Years ended December 31,
	2023	2024

Pro forma voyage revenues	$1,343,068	$1,368,856
Pro forma operating income	268,393	368,992
Pro forma net income	180,767	289,551
Pro forma income per share, basic	1.43	2.53
Pro forma income per share, diluted	$1.40	$2.45

Accounting for the Eagle Merger

The Eagle Merger was accounted for as an acquisition of Eagle by Star Bulk under the asset acquisition method of accounting in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Star Bulk is treated as the acquiror for accounting purposes. Based on the terms of the Eagle Merger Agreement, the Eagle Merger was determined to not meet the requirements of a business combination under the guidelines of Accounting Standards Codification (“ASC”) 805, Business Combinations, and Accounting Standards Update (“ASU”) 2017-01, Business Combinations (Topic 805). The Eagle Merger consists of acquiring vessels and associated assets and liabilities, which are concentrated in a group of similar identifiable assets, and therefore not considered a business. As a result, the Eagle Merger is treated as an asset acquisition, whereby all assets acquired and liabilities assumed are recorded at the cost of the acquisition, including transaction costs, on the basis of their relative fair value.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

Accounting for the Eagle Merger – (continued)

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
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

Accounting for the Eagle Merger – (continued)

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
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

Below is the list of the Company’s wholly owned subsidiaries as of December 31, 2025:

a) Subsidiaries owning vessels in operation:

				Date
#	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
1	Sea Diamond Shipping LLC	Goliath	209,537	July 15, 2015	2015
2	Pearl Shiptrade LLC	Gargantua	209,529	April 2, 2015	2015
3	Star Ennea LLC	Star Gina 2GR	209,475	February 26, 2016	2016
4	Coral Cape Shipping LLC	Maharaj	209,472	July 15, 2015	2015
5	Star Castle II LLC	Star Leo	207,939	May 14, 2018	2018
6	ABY Eleven LLC	Star Laetitia	207,896	August 3, 2018	2017
7	Domus Shipping LLC	Star Ariadne	207,812	March 28, 2017	2017
8	Star Breezer LLC	Star Virgo	207,810	March 1, 2017	2017
9	Star Seeker LLC	Star Libra	207,765	June 6, 2016	2016
10	ABY Nine LLC	Star Sienna	207,721	August 3, 2018	2017
11	Clearwater Shipping LLC	Star Marisa	207,709	March 11 2016	2016
12	ABY Ten LLC	Star Karlie	207,566	August 3, 2018	2016
13	Star Castle I LLC	Star Eleni	207,555	January 3, 2018	2018
14	Festive Shipping LLC	Star Magnanimus	207,526	March 26, 2018	2018
15	New Era II Shipping LLC	Debbie H	206,861	May 28, 2019	2019
16	New Era III Shipping LLC	Star Ayesha	206,852	July 15, 2019	2019
17	New Era I Shipping LLC	Katie K	206,839	April 16, 2019	2019
18	Cape Ocean Maritime LLC	Leviathan	182,511	September 19, 2014	2014
19	Cape Horizon Shipping LLC	Peloreus	182,496	July 22, 2014	2014
20	Star Nor I LLC	Star Claudine	181,258	July 6, 2018	2011
21	Star Nor II LLC	Star Ophelia	180,716	July 6, 2018	2010
22	Sandra Shipco LLC	Star Pauline	180,274	December 29, 2014	2008
23	Christine Shipco LLC	Star Martha	180,274	October 31, 2014	2010
24	Star Nor III LLC	Star Lyra	179,147	July 6, 2018	2009
25	Star Regg V LLC	Star Borneo	178,978	January 26, 2021	2010
26	Star Regg VI LLC	Star Bueno	178,978	January 26, 2021	2010
27	Star Regg IV LLC	Star Marilena	178,978	January 26, 2021	2010
28	Star Regg II LLC	Star Janni	178,978	January 7, 2019	2010
29	Star Regg I LLC	Star Marianne	178,906	January 14, 2019	2010
30	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
31	Global Cape Shipping LLC	Kymopolia	176,990	July 11, 2014	2006
32	ABY Fourteen LLC	Star Scarlett (Note 22.c)	175,649	August 3, 2018	2014
33	ABM One LLC	Star Eva	106,659	August 3, 2018	2012
34	Nautical Shipping LLC	Amami	98,681	July 11, 2014	2011
35	Majestic Shipping LLC	Madredeus	98,681	July 11, 2014	2011
36	Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011
37	Star Vega LLC	Star Vega	98,681	February 13, 2014	2011
38	ABY II LLC	Star Aphrodite	92,006	August 3, 2018	2011
39	Augustea Bulk Carrier LLC	Star Piera	91,951	August 3, 2018	2010
40	Augustea Bulk Carrier LLC	Star Despoina	91,951	August 3, 2018	2010

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

a) Subsidiaries owning vessels in operation – (continued):

				Date
#	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
41	Star Nor IV LLC	Star Electra	83,494	July 6, 2018	2011
42	Star Alta I LLC	Star Angelina	82,981	December 5, 2014	2006
43	Star Alta II LLC	Star Gwyneth	82,790	December 5, 2014	2006
44	Star Trident I LLC	Star Kamila	82,769	September 3, 2014	2005
45	Star Nor VI LLC	Star Luna	82,687	July 6, 2018	2008
46	Star Nor V LLC	Star Bianca	82,672	July 6, 2018	2008
47	Grain Shipping LLC	Pendulum	82,619	July 11, 2014	2006
48	Star Trident XIX LLC	Star Maria	82,598	November 5, 2014	2007
49	Star Trident XII LLC	Star Markella	82,594	September 29, 2014	2007
50	ABY Seven LLC	Star Jeannette	82,566	August 3, 2018	2014
51	Star Sun I LLC	Star Elizabeth	82,403	May 25, 2021	2021
52	Star Trident VIII LLC	Star Sophia	82,269	October 31, 2014	2007
53	Star Trident XVI LLC	Star Mariella (Note 22.d)	82,266	September 19, 2014	2006
54	Star Trident XIV LLC	Star Moira	82,257	November 19, 2014	2006
55	Star Trident XVIII LLC	Star Nina	82,224	January 5, 2015	2006
56	Star Trident X LLC	Star Renee	82,221	December 18, 2014	2006
57	Star Trident II LLC	Star Nasia	82,220	August 29, 2014	2006
58	Star Trident XIII LLC	Star Laura	82,209	December 8, 2014	2006
59	Star Nor VIII LLC	Star Mona	82,188	July 6, 2018	2012
60	Star Trident XVII LLC	Star Helena	82,187	December 29, 2014	2006
61	Star Nor VII LLC	Star Astrid	82,158	July 6, 2018	2012
62	Waterfront Two LLC	Star Alessia	81,944	August 3, 2018	2017
63	Star Nor IX LLC	Star Calypso	81,918	July 6, 2018	2014
64	Star Elpis LLC	Star Suzanna	81,711	May 15, 2017	2013
65	Star Gaia LLC	Star Charis	81,711	March 22, 2017	2013
66	Mineral Shipping LLC	Mercurial Virgo	81,545	July 11, 2014	2013
67	Star Nor X LLC	Stardust	81,502	July 6, 2018	2011
68	Star Nor XI LLC	Star Sky	81,466	July 6, 2018	2010
69	Star Zeus VI LLC	Star Lambada	81,272	March 16, 2021	2016
70	Star Zeus II LLC	Star Carioca	81,262	March 16, 2021	2015
71	Star Zeus I LLC	Star Capoeira	81,253	March 16, 2021	2015
72	Star Zeus VII LLC	Star Macarena	81,198	March 6, 2021	2016
73	ABY III LLC	Star Lydia	81,187	August 3, 2018	2013
74	ABY IV LLC	Star Nicole	81,120	August 3, 2018	2013
75	ABY Three LLC	Star Virginia	81,061	August 3, 2018	2015
76	Star Nor XII LLC	Star Genesis	80,705	July 6, 2018	2010
77	Star Nor XIII LLC	Star Flame	80,448	July 6, 2018	2011
78	Cape Town Eagle LLC	Star Cape Town	63,707	April 9, 2024	2015
79	Vancouver Eagle LLC	Star Vancouver	63,670	April 9, 2024	2020
80	Oslo Eagle LLC	Star Oslo	63,655	April 9, 2024	2015

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

a) Subsidiaries owning vessels in operation – (continued):

				Date
#	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
81	Rotterdam Eagle LLC	Star Rotterdam	63,629	April 9, 2024	2017
82	Halifax Eagle LLC	Star Halifax	63,618	April 9, 2024	2020
83	Helsinki Eagle LLC	Star Helsinki	63,605	April 9, 2024	2015
84	Gibraltar Eagle LLC	Star Gibraltar	63,576	April 9, 2024	2015
85	Valencia Eagle LLC	Star Valencia	63,556	April 9, 2024	2015
86	Dublin Eagle LLC	Star Dublin	63,550	April 9, 2024	2015
87	Santos Eagle LLC	Star Santos	63,536	April 9, 2024	2015
88	Antwerp Eagle LLC	Star Antwerp	63,530	April 9, 2024	2015
89	Sydney Eagle LLC	Star Sydney	63,523	April 9, 2024	2015
90	Copenhagen Eagle LLC	Star Copenhagen	63,495	April 9, 2024	2015
91	Hong Kong Eagle LLC	Star Hong Kong	63,472	April 9, 2024	2016
92	Orion Maritime LLC	Idee Fixe	63,458	March 25, 2015	2015
93	Shanghai Eagle LLC	Star Shanghai	63,438	April 9, 2024	2016
94	Primavera Shipping LLC	Star Roberta	63,426	March 31, 2015	2015
95	Success Maritime LLC	Laura	63,399	April 7, 2015	2015
96	Singapore Eagle LLC	Star Singapore	63,386	April 9, 2024	2017
97	Westport Eagle LLC	Star Westport	63,344	April 9, 2024	2015
98	Hamburg Eagle LLC	Star Hamburg	63,334	April 9, 2024	2014
99	Fairfield Eagle LLC	Star Fairfield	63,301	April 9, 2024	2013
100	Greenwich Eagle LLC	Star Greenwich	63,301	April 9, 2024	2013
101	Groton Eagle LLC	Star Groton	63,301	April 9, 2024	2013
102	Madison Eagle LLC	Star Madison	63,301	April 9, 2024	2013
103	Mystic Eagle LLC	Star Mystic	63,301	April 9, 2024	2013
104	Rowayton Eagle LLC	Star Rowayton	63,301	April 9, 2024	2013
105	Southport Eagle LLC	Star Southport	63,301	April 9, 2024	2013
106	Stonington Eagle LLC	Star Stonington (Notes 6 and 22.b)	63,301	April 9, 2024	2012
107	Ultra Shipping LLC	Kaley	63,283	June 26, 2015	2015
108	Stockholm Eagle LLC	Star Stockholm	63,275	April 9, 2024	2016
109	Blooming Navigation LLC	Kennadi	63,262	January 8, 2016	2016
110	Jasmine Shipping LLC	Mackenzie	63,226	March 2, 2016	2016
111	New London Eagle LLC	Star New London	63,140	April 9, 2024	2015
112	Star Lida I Shipping LLC	Star Apus	63,123	July 16, 2019	2014
113	Star Zeus IV LLC	Star Subaru	61,571	March 16, 2021	2015
114	Stamford Eagle LLC	Star Stamford	61,530	April 9, 2024	2016
115	Star Nor XV LLC	Star Wave	61,491	July 6, 2018	2017
116	Star Challenger I LLC	Star Challenger (1)	61,462	December 12, 2013	2012
117	Star Challenger II LLC	Star Fighter (1)	61,455	December 30, 2013	2013
118	Star Axe II LLC	Star Lutas	61,347	January 6, 2016	2016
119	Aurelia Shipping LLC	Honey Badger	61,320	February 27, 2015	2015
120	Rainbow Maritime LLC	Wolverine	61,292	February 27, 2015	2015

(1)	Subject to sale and lease back financing transaction (Note 8)

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

a) Subsidiaries owning vessels in operation – (continued):

				Date
#	Wholly Owned Subsidiaries	Vessel Name	DWT	Delivered to Star Bulk	Year Built
121	Star Axe I LLC	Star Antares	61,258	October 9, 2015	2015
122	Tokyo Eagle LLC	Star Tokyo	61,225	April 9, 2024	2015
123	ABY Five LLC	Star Monica	60,935	August 3, 2018	2015
124	Star Asia I LLC	Star Aquarius	60,916	July 22, 2015	2015
125	Star Asia II LLC	Star Pisces	60,916	August 7, 2015	2015
126	Crane Shipping LLC	Crane	57,809	April 9, 2024	2010
127	Egret Shipping LLC	Egret Bulker	57,809	April 9, 2024	2010
128	Gannet Shipping LLC	Gannet Bulker	57,809	April 9, 2024	2010
129	Grebe Shipping LLC	Grebe Bulker	57,809	April 9, 2024	2010
130	Ibis Shipping LLC	Ibis Bulker	57,809	April 9, 2024	2010
131	Jay Shipping LLC	Jay	57,809	April 9, 2024	2010
132	Kingfisher Shipping LLC	Kingfisher	57,809	April 9, 2024	2010
133	Martin Shipping LLC	Martin	57,809	April 9, 2024	2010
134	Star Lida IX Shipping LLC	Star Cleo	56,582	July 15, 2019	2013
135	Star Lida X Shipping LLC	Star Pegasus	56,540	July 15, 2019	2013
136	Star Regg III LLC	Star Bright	55,569	October 10, 2018	2010
		Total DWT	13,686,399

b) Subsidiaries owning vessels under construction:

#	Wholly Owned Subsidiaries	Vessel Name	DWT	Shipyard	Expected Delivery Date
1	Star Thundera LLC	Hull No 15	82,000	Qingdao Shipyard Co. Ltd.	April, 2026
2	Star Caldera LLC	Hull No 16	82,000	Qingdao Shipyard Co. Ltd.	April, 2026
3	Star Terra LLC	Hull No 17	82,000	Qingdao Shipyard Co. Ltd.	July, 2026
4	Star Nova LLC	Hull No 18	82,000	Qingdao Shipyard Co. Ltd.	September, 2026
5	Star Affinity LLC	Hull No 23	82,000	Qingdao Shipyard Co. Ltd.	July, 2026
6	Star Blueseas I LLC	Hull No 67	82,000	Hengli Shipbuilding Pte. Ltd.	July, 2026
7	Star Blueseas II LLC	Hull No 70	82,000	Hengli Shipbuilding Pte. Ltd.	August, 2026
8	Star Blueseas III LLC	Hull No 72	82,000	Hengli Shipbuilding Pte. Ltd.	September, 2026
		Total DWT	656,000

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

c) Non-vessel owning subsidiaries:

The below list includes companies previously owning vessels that have been sold, intermediate holding companies, companies that charter-in vessels and management companies:

1	Star Bulk Management Inc.	37	Star Lida VII Shipping LLC
2	Starbulk S.A.	38	Star Lida VIII Shipping LLC
3	Star Bulk (USA) LLC	39	Star Lida XI Shipping LLC
4	Star Logistics LLC	40	Star Bulk (Singapore) Pte. Ltd.
5	Oceanbulk Carriers LLC	41	Star Zeus LLC
6	Oceanbulk Shipping LLC	42	Star Zeus III LLC
7	Star Omas LLC	43	Star Zeus V LLC
8	Star Synergy LLC	44	Star Sun II LLC
9	Unity Holding LLC	45	Star Auctus LLC
10	Star Zeta LLC	46	Star Bulk (Hellas) Inc.
11	Star Theta LLC	47	Eagle Bulk Shipping Inc.
12	Star Kappa LLC	48	Eagle Bulk Shipco LLC
13	Star Omicron LLC	49	Eagle Bulk Ultraco LLC
14	Star Cosmo LLC	50	Eagle Bulk Holdco LLC
15	Star Bulk Manning LLC	51	Eagle Bulk (Delaware) LLC
16	Star Mare LLC	52	Eagle Bulk Management LLC
17	Star New Era LLC	53	Eagle Shipping International (USA) LLC
18	Star Thor LLC	54	Star Bulk Shipmanagement (Singapore) Pte. Ltd.
19	Star Ventures LLC	55	Eagle Ship Management LLC
20	Star ABY LLC	56	Bittern Shipping LLC
21	Glory Supra Shipping LLC	57	Canary Shipping LLC
22	Sky Cape Shipping LLC	58	Crested Eagle Shipping LLC
23	Pacific Cape Shipping LLC	59	Crowned Eagle Shipping LLC
24	Sea Cape Shipping LLC	60	Golden Eagle Shipping LLC
25	Star Trident VII LLC	61	Imperial Eagle Shipping LLC
26	Star Trident IX LLC	62	Nighthawk Shipping LLC
27	Star Trident XI LLC	63	Oriole Shipping LLC
28	Star Trident XV LLC	64	Owl Shipping LLC
29	Star Trident III LLC	65	Petrel Shipping LLC
30	Star Trident XX LLC	66	Puffin Shipping LLC
31	Star Trident XXV LLC	67	Roadrunner Shipping LLC
32	Star Nor XIV LLC	68	Sandpiper Shipping LLC
33	ABY I LLC	69	Stellar Eagle Shipping LLC
34	ABY Fifteen LLC	70	Montauk Eagle LLC
35	ABY Group Holding LLC	71	Newport Eagle LLC
36	Star Regina LLC	72	Sankaty Eagle LLC

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

c) Non-vessel owning subsidiaries – (continued):

73	Star Regg VII LLC	80	Skua Shipping LLC
74	Star Sege LLC	81	Avocet Shipping LLC
75	Star Lida II Shipping LLC	82	Cardinal Shipping LLC
76	Star Lida III Shipping LLC	83	Jaeger Shipping LLC
77	Star Lida IV Shipping LLC	84	Eagle Ship Management (Hellas) LLC
78	Star Lida V Shipping LLC	85	Star Blueseas Holding LLC
79	Star Lida VI Shipping LLC

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.       Basis of Presentation and General Information – (continued):

Long-term time charter-in vessels as of December 31, 2025:

The Company has entered into seven long-term charter-in arrangements. with an approximate duration of seven years per vessel plus optional years depending on the Company’s decision. The assets and liabilities recognized in respect of the below time charter–in agreements that correspond to the underlying rights and obligations are presented within “Operating leases, right-of-use assets” and “Operating lease liabilities”, respectively, in the consolidated balance sheets (Note 7a).

#	Name	DWT	Built	Yard	Country	Delivery	Minimum Period
1	Star Shibumi	180,000	2021	JMU	Japan	November 30, 2021	November 2028
2	Star Voyager	82,000	2024	Tsuneishi, Zhousan	China	January 11, 2024	January 2031
3	Stargazer	66,000	2024	Tsuneishi, Cebu	Philippines	January 16, 2024	January 2031
4	Star Explorer	82,000	2024	JMU	Japan	March 8, 2024	March 2031
5	Star Earendel	82,000	2024	JMU	Japan	June 28, 2024	June 2031
6	Star Illusion	82,000	2024	Tsuneishi, Zhousan	China	October 11, 2024	October 2031
7	Star Thetis	66,000	2024	Tsuneishi, Cebu	Philippines	November 12, 2024	November 2031
	Total DWT	640,000

Charterers who individually accounted for more than 10% of the Company’s voyage revenues during the year ended December 31, 2025 are as follows:

Charterer	2025
A	12%

No charterer accounted for more than 10% of the Company’s revenues for the years ended December 31, 2023 and 2024.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
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

Following the provisions of ASC 810 “Consolidation”, the Company evaluates all arrangements that may include a variable interest in an entity to determine if it may be the primary beneficiary, and would be required to include assets, liabilities and operations of a variable interest entity in its consolidated financial statements. The Company’s evaluation did not result in an identification of variable interest entities for the years 2023, 2024 and 2025.

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
December 31, 2025
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
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

h) Trade accounts receivable, net: The amount shown as Trade accounts receivable, net, at each balance sheet date, includes receivables from customers, net of any provision for doubtful debts. Pursuant to ASC 326 Financial Instruments - Credit Losses the Company assesses the need for an allowance for credit losses for expected uncollectible accounts receivable. Such allowance is recorded as an offset to accounts receivable in the consolidated balance sheets and changes in such allowance are recorded as provision for doubtful debt in the consolidated income statements. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific charterers with known disputes or collectability concerns. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status and makes judgments about the creditworthiness of charterers based on ongoing credit evaluations. The Company also considers charterer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. There were no outstanding balances of allowance for credit losses as of December 31, 2024 and 2025, and no credit losses were recorded during the respective years. On the other hand, the Company wrote-off certain trade receivables by recording a loss on bad debt for the years ended December 31, 2023, 2024 and 2025 of $300, $308 and nil, respectively.

i) Inventories: Inventories consist of lubricants and bunkers, which are stated at the lower of cost or net realizable value, which is the estimated selling prices less reasonably predictable costs of disposal and transportation. Cost is determined by the first in, first out method. The Company’s evaluation of the need to record inventory adjustments resulted for the years ended December 31, 2023, 2024 and 2025 in a “Loss on write-down of inventory” of $9,318, $6,286 and nil, respectively, in the consolidated income statements.

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

The cost of each of the Company’s vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel’s estimated remaining economic useful life, after considering the estimated residual value (vessel’s residual value is equal to the product of its lightweight tonnage and estimated scrap rate per light weight ton, which was $0.4 as of December 31, 2024 and 2025). Management estimates the useful life of the Company’s vessels to be 25 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

k) Advances for vessels under construction: Advances made to shipyards or sellers of shipbuilding contracts during construction periods are classified as “Advances for vessels under construction” until the date of delivery and acceptance of the vessel, at which date they are reclassified to “Vessels and other fixed assets, net.” Advances for vessels under construction also include supervision costs, amounts paid under engineering contracts, and other expenses directly related to the construction of the vessel or the preparation of the vessel for its initial voyage. Interest cost incurred during the construction period of the vessels is also capitalized and included in the vessels’ cost.

l) Available-for-Sale Debt Securities: In accordance with ASC 320, Investments—Debt Securities, debt securities that the Company does not intend to hold to maturity and that are not classified as trading are classified as available-for-sale (“AFS”). AFS securities are measured at fair value, with unrealized gains and losses recognized in Other comprehensive income/loss) and realized gains and losses reclassified in earnings when the securities are sold, mature, or are deemed impaired. The Company evaluates its AFS debt securities for credit losses at least quarterly. The Company holds bonds issued by Attica Bank S.A. (“Attica”) and Aktor S.A. Hold. Co. Technical and Energy Projects (“Aktor”). As of December 31, 2025, no allowance for credit losses has been recorded on the AFS debt securities, consistent with the Company’s assessment that the securities are investment-grade and show no indication of credit impairment. Interest income is accrued using the effective interest method and reported under Interest income and other income/(loss). AFS securities are presented in the balance sheet as either current or non-current assets based on management’s intended use. AFS securities are classified as current assets when management intends to use the portfolio to fund current operations, regardless of whether disposal is planned within the next 12 months. Otherwise, they are classified as non-current assets.

m) Impairment of long-lived assets: The Company follows the ASC Subtopic 360-10, “Property, Plant and Equipment” (“ASC 360-10”), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. If indicators of impairment are present, the Company performs an analysis of the anticipated undiscounted future net operating cash flows for each such vessel over its estimated remaining useful life. Various factors including future charter rates and an estimate of an additional daily revenue for each scrubber-fitted vessel net of brokerage and address commissions, estimated vessel’s residual value, vessel’s utilization, expected technical off-hire days, vessel’s expected maintenance costs (for dry docking and special surveys), vessel operating expenses and management fees are included in this analysis. If the carrying value of the related vessel exceeds the undiscounted cash flows, the carrying value is reduced to its estimated fair value and the difference is recorded under “Impairment loss” in the consolidated income statements.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

n) Vessels held for sale: The Company classifies a vessel as being held for sale when all of the following criteria, enumerated under ASC 360 “Property, Plant, and Equipment”, are met: (i) management has committed to a plan to sell the vessel; (ii) the vessel is available for immediate sale in its present condition; (iii) an active program to locate a buyer and other actions required to complete the plan to sell the vessel have been initiated; (iv) the sale of the vessel is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year; (v) the vessel is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. The resulting difference, if any, is recorded under “Impairment loss” in the consolidated income statement. The vessels are not depreciated once they meet the criteria to be classified as held for sale. As of December 31, 2025, and as of December 31, 2024, none of the Company’s vessels met the criteria to be classified as held for sale.

o) Evaluation of purchase transactions: When the Company enters into an acquisition transaction, it determines whether the acquisition transaction is a purchase of an asset or a business based on the facts and circumstances of the transaction. In accordance with Business Combinations (Topic 805): Clarifying the Definition of a Business, if substantially all of the fair value of the gross assets acquired in an acquisition transaction are concentrated in a single identifiable asset or group of similar identifiable assets, then the set is not a business. To be considered a business, a set must include an input and a substantive process that together significantly contribute to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their acquisition-date fair values. For asset acquisitions, the net assets acquired should be measured following a cost accumulation and allocation model under which the cost of the acquisition is allocated on a relative fair value basis to the qualifying assets acquired. Based on this, the excess amount of net assets acquired over the consideration transferred associated with asset acquisition, if any, is allocated over the value of the identifiable assets acquired. Acquisition costs associated with business combinations are expensed as incurred. Acquisition costs associated with asset acquisitions are capitalized.

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
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

q) Share based compensation: Share based compensation represents the cost of shares and share options granted to employees, executive officers and to directors, for their services, and is included in “General and administrative expenses” in the consolidated income statements. The shares are measured at their fair value equal to the market value of the Company’s common shares on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is expensed on the grant date. The shares that contain a time-based service vesting condition are considered non-vested shares on the grant date and a total fair value of such shares is recognized using the accelerated attribution method, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award. Further, the Company accounts for restricted share award forfeitures upon occurrence.

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

r) Dry docking and special survey expenses: Dry docking and special survey expenses are expensed when incurred.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

s) Accounting for revenue and related expenses: The Company primarily generates its revenues from time charter agreements and voyage charter agreements. Under a time charter agreement, a contract is entered into for the use of a vessel for a specific period of time and a specified daily fixed or index-linked charter hire rate. An index-linked rate usually refers to freight rate indices issued by the Baltic Exchange, such as the Baltic Capesize Index and the Baltic Panamax Index. Under a voyage charter agreement, a contract is made in the spot market for the use of a vessel for a specific voyage to transport a specified cargo at an agreed upon freight rate per ton or occasionally a lump sum amount. Under a voyage charter agreement, the charter party generally has a minimum amount of cargo and the charterer is liable for any short loading of cargo or “dead” freight. A voyage charter agreement generally has standard payment terms of 90% freight to be paid before the commencement of discharge, and the balance freight is usually settled within 30 days after agreeing laytime calculations. A minor part of the Company’s revenues is also generated from pool arrangements, according to which the amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool (based on the vessel’s age, design, consumption and other performance characteristics) as well as the time each vessel has spent in the pool. For those vessels that operated under the pool arrangements during the years ended December 31, 2023, 2024 and 2025 the Company considers itself the principal, primarily because of its control over the service to be transferred to the charterer under those charterparties and therefore related revenues and expenses are presented gross.

The Company determined that its time charter agreements are considered operating leases and therefore fall under the scope of ASC 842 Leases (“ASC 842”) because, (a) the vessel is an identifiable asset, (b) the Company does not have substitution rights and (c) the charterer has the right to control the use of the vessel during the term of the contract and derives economic benefits from such use. The duration of the contracts that the Company enters into depends on the market conditions, with the duration decreasing during weak market conditions. During 2023, 2024 and 2025 the majority of the Company’s time charter contracts did not exceed the period of 12 months, including optional extension periods. Time charter revenues are recognized on a straight-line basis over the term of the respective time charter agreement for which the performance obligations are satisfied beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. Time charter agreements may include ballast bonus payments made by the charterer which serve as compensation for the ballast trip of the vessel to the delivery port, which are deferred and also recognized on a straight line basis over the charter period. Time charter agreements may also include variable consideration that is not dependent on an index or a rate, such as additional revenue earned from charterers of scrubber-fitted vessels due to the fuel cost savings that these vessels provide, which is recognized as revenue in the period in which the respective bunker quantity is actually consumed.

Deferred income represents cash received for undelivered performance obligations and deferred revenue resulting from straight-line revenue recognition in respect of charter agreements that provide for varying charter rates. The portion of the deferred revenue that will be earned within the next twelve months is classified as current liability and the remaining as long-term liability

During the time charter agreements, the Company is responsible for operating and maintaining the vessel and such costs are included in “Vessel operating expenses” in the consolidated income statements. The time charter hire rate received includes compensation for these costs, such as crewing expenses, repairs and maintenance and insurance. The Company, making use of the practical expedient for lessors, has elected not to separate the lease and non-lease components included in the time charter revenue but rather to recognize lease revenue as a combined single lease component for all time charter contracts as the related lease component and non-lease component have the same timing and pattern of transfer (i.e., both the lease and non-lease components are earned with the passage of time) and the predominant component is the lease. Under time charter agreements, voyage costs, such as fuel and port charges are borne and paid by the charterer. Time charter revenue is recognized when a charter agreement exists, the vessel is made available to the charterer and collection of the related revenue is reasonably assured.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

s) Accounting for revenue and related expenses – (continued): The Company has determined that its voyage charter agreements do not contain a lease because the charterer under such contracts does not have the right to control the use of the vessel since the Company, as the ship-owner, retains control over the operations of the vessel, provided also that the terms of the voyage charter are pre-determined, and any change requires the Company’s consent and are therefore considered service contracts that fall under the provisions of ASC 606 “Revenue from contracts with customers”. The Company accounts for a voyage charter when all the following criteria are met: (i) the parties to the contract have approved the contract in the form of a written charter agreement or fixture recap and are committed to perform their respective obligations, (ii) the Company can identify each party’s rights regarding the services to be transferred, (iii) the Company can identify the payment terms for the services to be transferred, (iv) the charter agreement has commercial substance (that is, the risk, timing, or amount of the future cash flows is expected to change as a result of the contract) and (v) it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the services that will be transferred to the charterer. The majority of revenue from voyage charter agreements is usually collected in advance. The Company has determined that there is one single performance obligation for each of its voyage contracts, which is to provide the charterer with an integrated transportation service within a specified time period. In addition, the Company has concluded that a contract for a voyage charter meets the criteria to recognize revenue over time because the charterer simultaneously receives and consumes the benefits of the Company’s performance as the Company performs. Therefore, since the Company’s performance obligation under each voyage contract is met evenly as the voyage progresses, revenue is recognized on a straight line basis over the voyage days from the loading of cargo to its discharge.

Demurrage income, which is considered a form of variable consideration, is included in voyage revenues, and represents payments by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter agreements. Demurrage income for the years ended December 31, 2023, 2024 and 2025 was not material.

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

t) Fair value measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” that define and provide guidance as to the measurement of fair value. ASC 820 creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets and the lowest priority (Level 3) to unobservable data, for example, the reporting entity’s own data. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy (Note 19).

u) Earnings / (loss) per share: Basic earnings or loss per share is calculated by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the impact of restricted shares or stock options, if any, under the treasury stock method unless their impact is anti-dilutive (Note 13).

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

v) Leases: The Company, as lessee, recognizes assets and liabilities on its balance sheet for the rights and obligations created by all leases with a term of more than 12 months. For lessees, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition on the income statement. ASC 842 requires lessors to classify leases as sales-type, direct financing, or operating leases. All leases that are not sales-type leases or direct financing leases (i.e., that in effect neither transfer control of the underlying asset nor transfer substantially all of the risks and benefits of the underlying asset to the lessee) are operating leases. Refer to Note 2(s) for the lease arrangements with the Company acting as lessor.

The following are types of contracts with the Company acting as lessee:

A)	Time charter-in agreements that the Company from time to time enters into, for chartering third-party vessels in order to increase its operating capacity and meet its clients’ needs, have been determined to be operating leases. The duration of these contracts may vary. The assets and liabilities recognized in respect of the time charter–in agreements with an initial term exceeding 12 months (which includes periods covered by options to extend if the Company is reasonably certain to exercise that option), that correspond to the underlying rights and obligations, are presented within “Operating leases, right-of-use assets” and “Operating lease liabilities”, respectively, in the consolidated balance sheets (Note 7a). The Company has elected to use the practical expedient of ASC 842 that allows for time charter-in contracts with an initial term of 12 months or less to be excluded from the operating lease right-of use assets and the corresponding lease liabilities recognition on the consolidated balance sheet. Further, the Company has also elected the practical expedient to combine lease and non-lease component. The Company continues to recognize the lease payments for all charter-in operating leases under “Charter-in hire expenses” in the consolidated income statements on a straight-line basis over the lease term. Revenues generated from those charter-in vessels are included in “Voyage revenues” in the consolidated income statements (Note 17).

B)	Sale and lease back transactions which involve a purchase obligation (or a purchase option that is reasonably certain, at inception, that will be exercised) and are therefore treated as a failed sale or merely a financing arrangement, and therefore are not within the scope of sale and leaseback accounting under ASC 842. In such cases the Company does not derecognize the corresponding leased vessels and continues to present these at their net book values within “Vessels and other fixed assets, net” on its consolidated balance sheets, while the financing liability is presented in “Lease financing” in the Company’s consolidated balance sheets. Depreciation attributable to the vessels that are subject to financing under sale and lease back transactions is included within “Depreciation” in the consolidated income statements while the corresponding interest expense on the lease financing arrangement is included within “Interest and finance costs” in the consolidated income statements. All of the Company’s lease financing agreements as of December 31, 2024 and 2025 were of this type. Please refer to Note 8 for the description of the nature of these lease financing agreements, general terms, covenants included, variable payments, if any, as well as the purchase options and/or obligations they provide for.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

v)       Leases – (continued):

C)	Office rental arrangements that the Company enters into, which it has determined to be operating leases. The office spaces that the Company leases are mostly located in Greece, Stamford and Singapore. Payments under these arrangements are fixed with no variable payments. The assets and liabilities recognized in respect of these agreements that correspond to the underlying rights and obligations are presented within “Operating leases, right-of-use assets” and “Operating lease liabilities” in the consolidated balance sheets (Note 7b). The lease expenses attributable to these leases are recognized on a straight-line basis over the lease term and are recorded in “General and administrative expenses” in the consolidated income statements.

w)       Derivatives & Hedging:

i)       Interest rate swaps and foreign currency exchange rate swaps:

The Company enters into derivative financial instruments to manage risks related to fluctuations of interest rates (Note 19).

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
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

w)       Derivatives & Hedging – (continued):

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

Cash Flow hedges

A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect earnings. For derivatives designated as cash flow hedges, the effective portion of the changes in their fair value is recorded in “Accumulated other comprehensive income / (loss)” and is subsequently recognized in earnings when the hedged items impact earnings, while the ineffective portion, if any, is recognized immediately in current period earnings under “Gain/(loss) on derivative financial instruments, net” in the consolidated income statements (Note 19).

Discontinuation of hedge relationships

The Company discontinues cash flow or fair value hedge accounting prospectively, if the hedging instrument expires or is sold, terminated or exercised or no longer meets all the criteria for hedge accounting or if the Company de-designates the instrument as a cash flow or fair value hedge. As part of a cash flow hedge, when the hedging relationship is discontinued, any cumulative gain or loss on the hedging instrument, previously recognized in Accumulated other comprehensive income/(loss) remains in equity until the forecasted transaction occurs or until it is no longer expected to occur. When the forecasted transaction occurs, any cumulative gain or loss on the hedging instrument is reclassified from equity to earnings. When a hedged transaction is no longer expected to occur, the entire cumulative gain or loss previously recorded in Accumulated other comprehensive income/(loss) is reclassified immediately to earnings. As part of a fair value hedge, if the hedged item is derecognized, any remaining basis adjustment related to the fair value hedge is recognized immediately in earnings.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

w)       Derivatives & Hedging – (continued):

ii)       Forward Freight Agreements and Bunker Swaps:

In addition, when deemed appropriate from a risk management perspective, the Company takes positions in forward freight agreements (“FFAs”). Generally, FFAs may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates for the specified route and time period, as reported by the identified index, the seller of the FFA is required to pay the buyer the settlement sum, being an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period covered by the FFA. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. The Company’s FFAs are settled mainly through reputable exchanges such as EEX or SGX so as to limit the Company’s exposure in over-the-counter transactions. FFAs are intended to serve as an economic hedge for the Company’s vessels that are being chartered in the spot market, effectively locking-in an approximate amount of revenue that the Company expects to receive from such vessels for the relevant periods. The fair value of the FFAs are treated as an asset or liability (Level 1) until they are settled with the change in fair value being reflected in the consolidated income statements. The Company’s FFAs do not qualify for hedge accounting and therefore gains or losses are recognized in the consolidated income statements under “(Gain)/Loss on forward freight agreements and bunker swaps, net” (Note 19). Also, when deemed appropriate from a risk management perspective, the Company enters into bunker swaps to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. Bunker swaps are agreements between two parties to exchange cash flows at a fixed price on bunkers, where volume, time period and price are agreed in advance. The Company’s bunker swaps are settled through reputable clearing houses, such as ICE. The Company measures the fair value of all open positions at each reporting date which is the estimated amount that the Company would receive or pay to terminate the swaps at the reporting date (Level 1). The Company’s bunker swaps do not qualify for hedge accounting and therefore gains or losses are recognized in the consolidated income statements under “(Gain)/Loss on forward freight agreements and bunker swaps, net” (Note 19).

Cash inflows/outflows attributed to FFAs and bunker swaps are reported within cash flows from operating activities in the consolidated statements of cash flows.

iii)        Foreign currency forward contracts:

When deemed appropriate from a risk management perspective, the Company enters into forward contracts to hedge against the effect of exchange rate fluctuations on cash flows denominated in foreign currencies. Foreign currency forward contracts are agreements entered into with a bank to exchange, at a specified future date, currencies of different countries at a specific rate. Foreign currency forward contracts are recorded on the Company’s balance sheet as assets or liabilities and are measured at fair value based on Level 2 observable inputs of the fair value hierarchy, such as forward foreign exchange rate curves. The effective portion of the unrealized gains or losses from those contracts that meet the hedge accounting criteria as cash flow hedges is recorded in Other Comprehensive Income / (Loss). The settlement of these derivatives will result in reclassification (from accumulated other comprehensive income) to earnings in the period during which the hedged transactions affect earnings. The Company may de-designate these cash flow hedge relationships in advance of the occurrence of the forecasted transaction. Any gains or losses on the derivative instrument previously recorded in Accumulated other comprehensive income/(loss) for de-designated hedges remains until the forecasted transaction occurs. The changes in the fair value of derivatives not qualifying for hedge accounting are recognized in earnings. Cash inflows/outflows attributed to foreign currency forward derivative instruments, if any, are reported within cash flows from operating activities in the consolidated statements of cash flows.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

2.       Significant Accounting policies - (continued):

x) Taxation: The Company follows the provisions of ASC 740-10, “Accounting for Uncertainty in Income Taxes” which clarifies the accounting for uncertainty in income taxes by prescribing the minimum recognition threshold, a tax position is required to meet before being recognized in the financial statements. ASC 740-10 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

y) Share repurchases: The Company records the repurchase of its common shares at cost. Until their retirement these common shares are classified as treasury stock, which is a reduction to shareholders’ equity. Treasury shares are included in authorized and issued shares but excluded from outstanding shares. Upon retirement or cancellation of treasury shares, the shares are removed from treasury stock and the related amounts are recorded as a reduction of share capital and additional paid-in capital.

z) Convertible debt: The fair value of the Convertible Notes assumed in connection with the Eagle Merger exceeded its principal amount on the acquisition date. ASC 470-20-25-13 states that when convertible debt is issued at a substantial premium, there is a presumption that the premium represents paid-in capital. Paid-in capital is increased by reclassifying part of the debt proceeds to the additional paid in capital. Pursuant to the Eagle Merger, there was a new obligor to Eagle’s convertible debt, and it was treated as a deemed issuance on the acquisition date which invoked the ASC 470-20 guidance.

Recently Issued Accounting Pronouncements Not Yet Effective

In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expenses Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU No. 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The ASU 2025-05 provides a practical expedient that all entities may elect to use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers, by allowing them to assume that current conditions as of the balance sheet date will not change for the remaining life of the asset. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those periods, with early adoption permitted. The Company is currently evaluating the impact, if any, that the adoption of ASU 2025-05 will have on its consolidated financial statements and related disclosures.

In December 2025 the FASB issued ASU No. 2025-12 to clarify, correct errors in or make other improvements to a broad range of topics in the ASC, including ASC 260, Earnings Per Share; ASC 325, Investments — Other; and ASC 958, Not-for-Profit Entities. The guidance is effective for all entities for annual reporting periods beginning after 15 December 2026, and interim periods within those annual periods. Early adoption is permitted. Entities are required to apply the amendments to ASC 260 retrospectively to each prior reporting period presented in the period of adoption. Entities can apply all other amendments in the period of adoption either (1) prospectively to all new transactions recognized on or after the date that the entity first applies the amendments or (2) retrospectively to the beginning of the earliest comparative period presented, with an adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) as of the beginning of the earliest comparative period presented. An entity may elect the transition method on an issue-by-issue basis (except for the ASC 260 amendments). The Company is currently evaluating the impact the adoption of ASU No. 2025-12 will have on its consolidated financial statements and related disclosures.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

3.       Transactions with related parties:

Transactions and balances with related parties are analyzed as follows:

a)	Management and Directors Fees: During the years 2023, 2024 and 2025, the Company was party to consulting agreements with companies owned and controlled by certain of the Company’s executives, including its Chief Operating Officer and its Co-Chief Financial Officers. These agreements reflect the executives’ election to receive their ordinary base salary through corporate entities they control and are therefore disclosed under transactions with related parties. Pursuant to the corresponding agreements, the Company pays an aggregate base fee of $737 per year. Additionally, pursuant to the respective agreements, the executives are eligible to receive an annual discretionary bonus, as determined by the Company’s Board of Directors in its sole discretion. Other than amounts awarded under the equity incentive plans (Note 12), the executives do not receive any additional compensation for their service as executive officers of the Company. As of December 31, 2024, and 2025, the amount payable due to consultancy agreements and directors’ fees amounted to $178 and $225 respectively, and is presented within “Due to related parties” in the consolidated balance sheets. The consultancy agreements’ expenses for the years ended December 31, 2023, 2024 and 2025 amounted to $569, $789 and $793, respectively.

b)	Oceanbulk Maritime S.A. and its affiliates (or “Oceanbulk Maritime”): Oceanbulk Maritime is a ship management company controlled by Mrs. Milena-Maria Pappas. A company affiliated to Oceanbulk Maritime provides the Company certain financial corporate development services. As of December 31, 2024, and 2025, the amount receivable from Oceanbulk Maritime amounted to $2 and $45 and is presented within “Due from related parties” in the consolidated balance sheets. The related general and administrative expenses for the years ended December 31, 2023, 2024 and 2025 amounted to $176, $130 and nil, respectively.

c)	Iblea Ship Management Limited and Megara Shipmanagement Ltd.: During the years 2023, 2024 and 2025, the Company appointed Iblea Ship Management Limited and Megara Shipmanagement Ltd to provide certain management services to certain vessels. The aforementioned entities are affiliated with one of the Company’s directors, Mr. Zagari. As of December 31, 2024, and 2025, the amount payable due to Iblea Ship Management Limited and Megara Shipmanagement Ltd amounted to $3,096 and $3,332 and is presented within “Due to related parties” in the consolidated balance sheets. The related management fees for the years ended December 31, 2023, 2024 and 2025 amounted to $2,728, $2,575 and $3,335, respectively.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

4.       Equity Method Investments:

a)	Interchart Shipping Inc. (or “Interchart”): The Company holds 33% of the total outstanding common shares of Interchart. This investment is accounted for as an equity method investment and is presented within “Long-term investment” in the consolidated balance sheets (2024: $1,361, 2025: $407) and the income or loss on investment is presented under “Equity in income/(loss) of investee” in the consolidated income statements (2023: $31, 2024: ($19), 2025: ($954)). The Company entered into a services agreement with Interchart for chartering, brokering and commercial services for all of the Company’s vessels for a monthly fee of $345 until December 31, 2025. The related expenses amounted to $4,140 in each year ended December 31, 2023, 2024 and 2025 and presented under “Voyage expenses” in the consolidated income statements. On January 30, 2026, the Company sold its holding to an unrelated party.

b)	StarOcean Manning Philippines Inc. (or “Starocean”): The Company has a 25% ownership interest in Starocean, a company that is incorporated and registered with the Philippine Securities and Exchange Commission, which provides crewing agency services. The remaining 75% interest is held by various local entrepreneurs not affiliated with the Company. This investment is accounted for as an equity method investment and is presented within “Long term investment” in the consolidated balance sheets (2024: $247, 2025: $294) and the income or loss on investment is presented under “Equity in income/(loss) of investee” in the consolidated income statements (2023: $29, 2024: $15, 2025: $47).

c)	Capesize Chartering Ltd. (or “CCL Pool”): The Company holds 33% of the CCL Pool. As of December 31, 2025, and 2024, the investment in CCL Pool amounted to $125 and is presented within “Long term investment” in the consolidated balance sheets.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

5.       Inventories:

The amounts shown in the consolidated balance sheets are analyzed as follows:

	December 31, 2024	December 31, 2025
Lubricants	$18,078	$15,435
Bunkers	60,511	36,042
Total	$78,589	$51,477

6.       Vessels and other fixed assets, net and Advances for vessels under construction:

The amounts included under Vessels and other fixed assets, net in the consolidated balance sheets are analyzed as follows:

	Cost	Accumulated depreciation	Net Book Value
Balance, January 1, 2024	$3,508,701	$(968,958)	$2,539,743
- Acquisition of vessels, vessel upgrades and other vessel costs	1,048,220	-	1,048,220
- Other fixed assets	404	-	404
- Vessel sales	(304,727)	90,572	(214,155)
- Impairment loss	(1,800)	-	(1,800)
- Depreciation for the year	-	(164,055)	(164,055)
Balance, December 31, 2024	$4,250,798	$(1,042,441)	$3,208,357
- Acquisition of vessels, vessel upgrades and other vessel costs	25,801	-	25,801
- Other fixed assets	302	-	302
- Vessel sales	(278,990)	87,754	(191,236)
- Depreciation for the year	-	(168,277)	(168,277)
Balance, December 31, 2025	$3,997,911	$(1,122,964)	$2,874,947

As of December 31, 2025, 116 of the Company’s 136 vessels, having a net carrying value of $2,537,146, were subject to first-priority mortgages as collateral to their loan facilities (Note 9). Title of ownership is held by the relevant lenders for another 2 vessels with a carrying value of $37,476 to secure the relevant sale and lease back financing transactions (Note 8).

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

6.       Vessels and other fixed assets, net and Advances for vessels under construction - (continued):

Vessels acquired/delivered during the years ended December 31, 2024 and 2025:

Following the completion of Eagle Merger in 2024 (Note 1), the Company acquired Eagle’s fleet which consisted of 52 dry bulk Supramax/Ultramax vessels. Prior to the closing of the Eagle Merger, Eagle had agreed to sell the vessels Crested Eagle and Stellar Eagle, which were delivered to their new owners on April 18, 2024 and June 5, 2024, respectively.

During the year ended December 31, 2024, the Company sold the vessels Big Bang, Pantagruel, Star Audrey, Star Pyxis, Star Paola, Crowned Eagle, Star Iris, Star Hydrus, Star Triumph, Imperial Eagle and Diva. All vessels were delivered to their new owners by December 31, 2024. In connection with the abovementioned sales, for the year ended December 31, 2024, the Company recognized a net gain on sale of vessels of $43,287 as reflected in the consolidated income statement for the corresponding year.

In addition, the Company recognized an impairment loss of $1,800 in the consolidated income statement for the year ended December 31, 2024, in connection with the sale of the vessel Bittern in February 2025, based on its agreed market sale price, as the vessel was actively marketed as of December 31, 2024.

During the year ended December 31, 2025, the Company continued to opportunistically sell certain vessels and renew its fleet, benefiting from elevated vessel market values. The Company agreed to sell the vessels Star Omicron, Strange Attractor, Bittern, Puffin Bulker, Oriole, Star Canary, Star Georgia, Star Petrel, Star Owl, Star Danai, Star Nighthawk, Star Goal, Star Runner, Star Sandpiper and Star Emily, which were each delivered to their new owners during the year ended December 31, 2025. In connection with the abovementioned sales, the Company recognized a net loss on sale of vessels of $18,313 as reflected in the consolidated income statement for the corresponding year.

In addition to the aforementioned sales, the vessel Star Stonington was agreed to be sold in December, 2025 and was delivered to its new owners in February 2026 (Note 22b). The vessel Star Stonington did not meet the criteria to be classified as held for sale as of December 31, 2025 due to her existing employment and a minimal gain on sale is expected to be recognized upon her delivery in 2026.

The amounts reported under “Acquisition of vessels, vessel upgrades and other vessel costs” during the years ended December 31, 2024 and 2025 in the table above also include costs related to the Company’s continued technical upgrades to its fleet, such as the installation of ballast water management systems (“BWTS”) and Energy Saving Devices (“ESD”).

Impairment Analysis

As of December 31, 2024 and 2025, as part of the Company’s annual impairment analysis, the Company examined its vessels held for use whose carrying value was above their market value. These analyses did not result in any impairment charge for the years 2024 and 2025, other than the impairment loss mentioned above.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

6.       Vessels and other fixed assets, net and Advances for vessels under construction - (continued):

Advances for vessels under construction:

During 2023, the Company entered into five firm shipbuilding contracts with Qingdao Shipyard Co., Ltd. for the construction of five 82,000 dwt Kamsarmax newbuilding vessels. Delivery of these vessels is scheduled progressively from April 2026 through September 2026. During 2025, the Company entered into three novation and amendment agreements with Hengli Shipbuilding (Singapore) Pte. Ltd. and Hengli Shipbuilding (Dalian) Co. Ltd. for the acquisition of three 82,000 dwt Kamsarmax newbuilding vessels that are currently under construction. The three vessels are scheduled to be delivered within the third quarter of 2026.

The amounts shown in the consolidated balance sheets are analyzed as follows:

Balance, December 31, 2024	$27,526
- Pre-delivery yard installments and capitalized expenses	57,994
- Capitalized interest and finance costs	1,757
Balance, December 31, 2025	$87,277

As of December 31, 2025, the total aggregate remaining contracted price, including scrubber installation costs, for the eight vessels under construction was $206,626, payable in periodic installments until their expected deliveries from the shipyard, periodically from April 2026 to September 2026.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

7.       Operating leases:

a) Time charter-in vessel agreements

The carrying value of the assets and liabilities recognized in connection with the time charter-in vessel arrangements with an initial term exceeding 12 months as of December 31, 2024 and 2025 amounted to $181,618 and $154,326, respectively, and are included under “Operating leases, right-of-use assets” and “Operating lease liabilities current and non- current” in the consolidated balance sheets. The weighted average discount rate that was used for the recognition of these leases, which is the estimated annual incremental borrowing rate for this type of asset, is approximately 5.3%. The time charter-in hire payments required to be made after December 31, 2025, for these outstanding operating lease liabilities, are as follows:

Twelve month periods ending	Amount
December 31, 2026	$35,232
December 31, 2027	35,661
December 31, 2028	36,049
December 31, 2029	28,549
December 31, 2030	30,204
December 31, 2031 and thereafter	12,055
Total undiscounted lease payments	$177,750
Discount based on incremental borrowing rate	(23,424)
Present value of lease liability	$154,326
Operating lease liabilities, current	27,522
Operating lease liabilities, non-current	126,804

The weighted average remaining lease term of these charter-in vessel arrangements as of December 31, 2025 is 5.17 years. The charter-in hire expenses for these long-term charter-in arrangements for the year ended December 31, 2023, 2024 and 2025, were $10,656, $24,018 and $36,873, respectively, and are included under “Charter-in hire expenses” in the consolidated income statements.

b) Office rental arrangements

The carrying value of the assets and liabilities recognized in connection with the office rental arrangements as of December 31, 2024 and 2025 amounted to $2,891 and $2,732, respectively, and are included under “Operating leases, right-of-use assets” and “Operating lease liabilities current and non- current” in the consolidated balance sheets. The weighted average discount rate that was used for the recognition of these leases, which is the estimated annual incremental borrowing rate for this type of asset, is approximately 5.2%. The office rental payments required to be made after December 31, 2025, for these outstanding operating lease liabilities, are as follows:

Twelve month periods ending	Amount
December 31, 2026	$1,195
December 31, 2027	812
December 31, 2028	721
December 31, 2029	169
December 31, 2030	59
Total undiscounted lease payments	$2,956
Discount based on incremental borrowing rate	(224)
Present value of lease liability	$2,732
Operating lease liabilities, current	1,102
Operating lease liabilities, non-current	1,630

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

7.       Operating leases – (continued):

b) Office rental arrangements – (continued)

The weighted average remaining lease term of these office rental arrangements as of December 31, 2025 is 2.95 years. The lease expense for the Company’s office rental arrangements for the years ended December 31, 2023, 2024 and 2025, was $574, $1,387 and $1,616 respectively and is included under “General and administrative expenses” in the consolidated income statements.

8.       Lease financing:

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

The Company’s two lease financing agreements in existence as of December 31, 2025, described above, contain purchase options during their terms, at pre-determined amortizing purchase prices and purchase obligations at the expiration of their terms, at fixed prices, which, at the time of recognition were considered to be at significantly lower levels compared to the expected fair value of each vessel at that time. Based on applicable accounting guidance, such transactions are accounted for as financing arrangements and accordingly the Company presents the corresponding leased vessels at their net book values on its consolidated balance sheets in “Vessels and other fixed assets, net”, while the financing liability is presented in “Lease financing” in the Company’s consolidated balance sheets. The corresponding interest expense of the Company’s bareboat lease financing activities is included within “Interest and finance costs” in the consolidated income statements (Note 9).

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

8.       Lease financing – (continued):

Financing through bareboat leases (continued):

The principal payments required to be made after December 31, 2025, for the outstanding bareboat lease obligations recognized on the balance sheet as described above, are as follows:

Twelve month periods ending	Amount
December 31, 2026	$2,731
December 31, 2027	2,731
December 31, 2028	5,067
December 31, 2029	1,364
December 31, 2030	682
Total bareboat lease minimum payments	$12,575
Unamortized lease issuance costs	(17)
Total bareboat lease minimum payments, net	$12,558
Lease financing short term	2,731
Lease financing long term, net of unamortized lease issuance costs	9,827

9.       Long-term bank loans & Revolving facilities:

New Financing Activities during the year ended December 31, 2025:

(i) ING $185,000 Facility

On January 22, 2025, the Company entered into a loan agreement with ING Bank N.V., London Branch (“ING”), for a loan amount of up to $185,000 (the “ING $185,000 Facility”) which was drawn on January 24, 2025 and the proceeds of which were used to refinance the outstanding amount of the then existing ING Facility, as defined and described below, and for general corporate purposes. The ING $185,000 Facility is repayable in 20 equal consecutive quarterly installments of $8,810 and a balloon payment of $8,810, due in January 2030, along with the last installment. The ING $185,000 Facility is secured by first priority mortgages on the vessels Star Alessia, Star Magnanimus, Star Claudine, Star Ophelia, Star Lyra, Star Bianca, Star Mona, Star Flame, Star Elizabeth, Madredeus, Star Vega, Star Capoeira, Star Carioca, Star Subaru, Star Lambada, Star Macarena and Star Lutas which were previously part of the collateral securing the then existing ING Facility.

(ii) Fubon $43,000 Facility

On March 14, 2025, the Company entered into a loan agreement with Taipei Fubon Commercial Bank Co., Ltd. (“Fubon Bank”) for a loan amount of up to $43,000 (the “Fubon $43,000 Facility”), which was drawn on March 26, 2025 in order to refinance the vessels Peloreus and Leviathan, which were previously under the ING Facility. The Fubon $43,000 Facility is repayable in 20 equal consecutive quarterly installments of $1,075 and a balloon payment of $21,500, due in March 2030, along with the last installment and is secured by first-priority mortgages on the aforementioned vessels.

(iii) ESUN $130,000 Facility

On April 10, 2025, the Company entered into a loan agreement with E.SUN Commercial Bank Ltd. (“E.SUN”) for a loan amount of up to $130,000 (the “ESUN $130,000 Facility”) for the post-delivery financing of the five Kamsarmax vessels currently under construction at Qingdao Shipyard Co. Ltd. (Note 6). The ESUN $130,000 Facility will mature seven years after drawdown date and will be secured by first priority mortgages on the aforementioned vessels under construction when delivered.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

9.       Long-term bank loans & Revolving facilities – (continued):

New Financing Activities during the year ended December 31, 2025 – (continued):

(iv) ABN Revolving Facility

On May 30, 2025, the Company entered into an agreement with ABN AMRO Bank N.V. (“ABN AMRO”) for a senior secured revolving credit facility in a principal amount of up to $50,000 (the “ABN Revolving Facility”) in order to finance working capital requirements. Amounts under the ABN Revolving Facility are available to be drawn for, and are repayable within twelve months from the date of the agreement, with an option to extend the repayment for an additional twelve months upon mutual agreement. Each amount drawn under the ABN Revolving Facility will be secured by first priority mortgage on the vessels Star Eva, Star Aphrodite, Star Lydia and Star Nicole.

(v) NBG Revolving Facility

On June 25, 2025, the Company entered into an agreement with National Bank of Greece S.A. (“NBG”) for a secured revolving credit facility in a principal amount of up to $65,000 (the “NBG Revolving Facility”) in order to finance working capital requirements. The NBG Revolving Facility is available for three years after the date of the agreement, and each amount drawn under the facility will be repayable within one year from the respective drawdown date. On June 30, 2025, an amount of $20,000 was drawn (the “First Drawing”), which was repaid in July 2025. On December 31, 2025 an amount of $30,000 was drawn (the “Second Drawing”), which was repaid in January 2026. Following the repayment of the Second Drawing, each drawn amount under the NBG Revolving Facility will be secured by first priority mortgage on the vessels Star Pauline, Star Borneo, Star Marilena, Star Bueno, Star Angie, Star Kamila, Star Sophia and Star Nina.

(vi) New DNB $100,000 Facility

On December 17, 2025, the Company entered into a loan agreement with DNB Bank ASA (“DNB”) for a loan amount of up to $100,000 (the “New DNB $100,000 Facility”). The full amount of the loan was drawn on December 19, 2025 and was used to refinance the outstanding loan amount under the then existing DNB $100,000 Facility (as defined and described below) as well as to replenish the funds previously used to prepay the outstanding amounts under the loan facilities of the vessels Star Luna, Star Astrid and Star Wave. The New DNB $100,000 Facility is repayable in 20 equal consecutive quarterly installments of $4,134 and a balloon payment of $17,311, due in December 2030, along with the last installment. The loan is secured by first priority mortgages on the vessels Gannet Bulker, Grebe Bulker, Star Halifax, Star Hamburg, Kingfisher, Star Santos, Star Singapore, Star Southport, Star Stockholm, Star Valencia, Star Luna, Star Wave and Star Astrid.

Pre-existing Loan Facilities:

(vii) ESUN $100,000 Facility

On April 22, 2024, the Company entered into a loan agreement with E.SUN for a loan amount of up to $100,000 (the “ESUN $100,000 Facility”). The full amount of the loan was drawn on April 23, 2024 in 13 tranches and was used to refinance a senior secured facility assumed in connection with the Eagle Merger. During 2025, the Company prepaid the aggregate amount of $18,852 in connection with the sale of the vessels Bittern, Star Canary, Star Goal and Star Petrel (Note 6). Following the aforementioned prepayments, the ESUN $100,000 Facility is repayable in aggregate installments as follows: i) eleven consecutive quarterly installments of $2,374, ii) one installment of $3,954, iii) six consecutive quarterly installments of $2,128, iv) one installment of $3,781, v) one installment of $1,881, vi) one installment of $1,882, vii) one installment of $1,566 and viii) a balloon payment of $14,684, payable in April 2031. The ESUN $100,000 Facility is secured by first priority mortgages on the vessels Star Antwerp, Star Cape Town, Star Fairfield, Star Madison, Martin, Star Stonington, Star Sydney, Star Tokyo and Star Vancouver.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

9.       Long-term bank loans & Revolving facilities – (continued):

Pre-existing Loan Facilities – (continued):

(viii) ING $94,000 Facility

On April 10, 2024, the Company entered into a loan agreement with ING for a loan amount of up to $94,000 (the “ING $94,000 Facility”). The full amount of the loan was drawn on April 12, 2024 and was used to refinance a senior secured facility assumed in connection with the Eagle Merger . In May 2025 the Company prepaid the amount of $4,724 in connection with the sale of the vessel Oriole (Note 6) and in July 2025 the security by first priority mortgage over the vessels Star Runner and Star Sandpiper was released in connection with their sale (Note 6). Following the aforementioned prepayment, the remaining 16 consecutive equal quarterly installments were amended to $3,665 each and the balloon payment was amended to $14,964, due in April 2029, along with the last installment. The loan is secured by first priority mortgages on the vessels Star Dublin, Egret Bulker, Star Groton, Jay, Star New London, Star Oslo, Star Rotterdam, Star Rowayton and Star Shanghai.

(ix) ABN AMRO $94,120 Facility

On April 10, 2024, the Company entered into a loan agreement with ABN AMRO for a loan amount of up to $94,120 (the “ABN AMRO $94,120 Facility”). The full amount of the loan was drawn on April 12, 2024 and was used to refinance a senior secured facility assumed in connection with the Eagle Merger. In May 2025 and July 2025, the Company prepaid the amounts of $4,593 and $4,544 in connection with the sale of the vessels Puffin Bulker and Star Nighthawk, respectively (Note 6). Following the aforementioned prepayments, the remaining 15 consecutive equal quarterly installments were amended to $3,451 each and the balloon payment was amended to $13,912, due in April 2029, along with the last installment. The loan is secured by first priority mortgages on the vessels Star Copenhagen, Crane, Star Gibraltar, Star Greenwich, Star Hong Kong, Star Helsinki, Ibis Bulker, Star Mystic, Star Stamford and Star Westport.

(x) NBG $151,085 Facility:

On November 28, 2023, the Company entered into a loan agreement with NBG for a loan amount of up to $151,085 (the “NBG $151,085 Facility”). The facility amount was drawn on November 29, 2023 and was used to refinance the outstanding amount under the then-existing loan facility with NBG and the remaining amount was used to partially finance the Second Oaktree Share Repurchase (Note 10). During 2024, the Company made six prepayments aggregating $40,954 in connection with the sale of the vessels Big Bang, Big Fish, Pantagruel, Star Iris, Star Triumph and Star Diva (Note 6). During 2025, the Company made four prepayments aggregating $15,895 in connection with the sale of the vessels Star Omicron, Strange Attractor, Star Danai and Star Emily (Note 6). Following the aforementioned prepayments, the NBG $151,085 Facility is repayable in four quarterly installments of $4,871 and a balloon payment of $35,304, due in November 2026, along with the last installment. The loan is secured by first priority mortgages on the vessels Star Nasia, Star Renee, Star Markella, Star Laura, Star Moira, Star Mariella, Star Helena, Star Maria, Star Angelina, Star Gwyneth, Kymopolia and Pendulum.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

9.       Long-term bank loans & Revolving facilities – (continued):

Pre-existing Loan Facilities - (continued):

(xi) CTBC $50,000 Facility:

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

(xii) ESUN $140,000 Facility:

On September 26, 2023, the Company entered into a syndicated loan facility with E.SUN as agent for an amount of $140,000 (the “ESUN $140,000 Facility”). The facility amount of $140,000 was drawn on October 4, 2023 and was used to replenish the funds used to prepay the outstanding amounts under the then-existing lease agreements of the vessels Mackenzie, Kennadi, Honey Badger, Wolverine, Star Antares, Gargantua, Goliath and Maharaj. The ESUN $140,000 Facility is repayable in 28 equal consecutive quarterly installments of $3,825 and a balloon payment of $32,900, due in October 2030, along with the last installment. The loan is secured by first priority mortgages on the aforementioned vessels.

(xiii) Nordea $50,000 Facility:

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

(xiv) SEB $30,000 Facility:

On May 25, 2023, the Company entered into a loan agreement with Skandinaviska Enskilda Banken AB (“SEB”) for a loan amount of up to $30,000 (the “SEB $30,000 Facility”). The facility amount was drawn on May 30, 2023 and was used to replenish the funds used in May 2023 to prepay the outstanding amount under the then-existing loan facility of the vessel Star Aquarius, and the then-outstanding lease amount of the vessel Star Pisces. The SEB $30,000 Facility was drawn in two equal tranches, each repayable in 20 equal consecutive quarterly installments of $413 and a balloon payment of $6,750 due in May 2028, along with the last installment. The loan is secured by first priority mortgages on the vessels Star Aquarius and Star Pisces.

(xv) Standard Chartered $47,000 Facility:

On December 29, 2022, the Company entered into a loan agreement with Standard Chartered Bank (the “Standard Chartered $47,000 Facility”) for an amount of $47,000. The facility was available in two tranches of $22,829 and $24,171 which were drawn in January 2023 and used to replenish cash used to repay the then-aggregate outstanding loan amount of the vessels Star Marisa and Star Laetitia. Each tranche is repayable in 20 equal consecutive, quarterly principal payments of $476 and $465, respectively and a balloon payment of $13,317 and $14,875, respectively, payable simultaneously with the last installments, which are due in December 2027. The Standard Chartered $47,000 Facility is secured by the two aforementioned vessels.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

9.       Long-term bank loans & Revolving facilities – (continued):

Pre-existing Loan Facilities - (continued):

(xvi) ABN AMRO $24,000 Facility:

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

(xvii) NTT $24,000 Facility:

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

(xviii) CTBC $25,000 Facility:

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

(xix) SEB $42,000 Facility:

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

(xx) Citi $100,000 Facility:

On July 5, 2022, the Company entered into a loan agreement with Citibank N.A., London Branch (“Citibank”) (the “Citi $100,000 Facility”) for a loan of up to $100,000 in two tranches. The first tranche of $48,341 was drawn on July 18, 2022 and used to replenish the funds used for the extinguishment of the amount under the then-existing lease agreements for the vessels Star Sirius, Laura, Idee Fixe, Kaley and Star Roberta. The second tranche of $51,659 was drawn on August 29, 2022 in order to refinance the aggregate outstanding amount under the then existing lease agreements of the vessels Star Apus, Star Cleo, Star Columba, Star Dorado, Star Hydrus, Star Pegasus and Star Pyxis. The first tranche is repayable in 20 equal quarterly principal payments of $1,257 and a balloon payment of $23,204 payable with the last installment due in July 2027. In June 2023, an amount of $6,256 was prepaid in connection with the sale of the Star Columba. In 2024, the total amount of $16,577 was prepaid in connection with the sale of the vessels Star Dorado, Star Pyxis and Star Hydrus (Note 6). Following the aforementioned prepayments, the principal payment and the balloon payment of the second tranche was amended to $634 and $11,713, respectively. As of December 31, 2025, following the sale of the vessels Star Columba, Star Dorado, Star Pyxis and Star Hydrus, the Citi $100,000 Facility is secured by eight vessels.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

9.       Long-term bank loans & Revolving facilities – (continued):

Pre-existing Loan Facilities – (continued):

(xxi) Credit Agricole $62,000 Facility:

On October 29, 2021, the Company entered into a loan agreement with Credit Agricole Corporate and Investment Bank (the “Credit Agricole $62,000 Facility”) for the financing of an aggregate amount of $62,000, to refinance the aggregate outstanding amount under the then existing loan agreements and to prepay an amount of $1,999 under the Atradius Facility (discussed below), in connection with the vessels Star Despoina and Star Piera. The amount of $62,000 was drawn on November 2, 2021, and is repayable in 20 quarterly installments of which the first three are of $3,000 and the following 17 of $2,600 and a balloon payment of $8,800, payable together with the last installment due in November 2026. The Credit Agricole $62,000 Facility is secured by the vessels Star Martha, Star Sky, Stardust, Star Despoina and Star Piera.

(xxii) CEXIM $57,564 Facility

On December 1, 2020, the Company entered into a loan agreement with China Export-Import Bank for an amount of $57,564 (the “CEXIM $57,564 Facility”) which was drawn in four tranches in late December 2020 and used to refinance the then-outstanding loan amounts of the vessels Star Gina 2GR, Star Charis and Star Suzanna and the then-outstanding lease amount of the vessel Star Wave. The first two tranches, for Star Wave of $13,209 and for Star Gina 2GR of $26,175, are repayable in 32 equal quarterly installments of $330 and $654 and a balloon payment of $2,642 and $5,235, respectively, due in December 2028. The remaining two tranches of $9,090 each, for Star Charis and Star Suzanna, are repayable in 32 equal quarterly installments of $284 each. In October 2025, the Company prepaid the remaining $6,935 outstanding under the first tranche in connection with the vessel Star Wave and the mortgage on the vessel was removed. The remaining three tranches mature in December 2028 and are secured by first priority mortgages on the three aforementioned vessels.

(xxiii) CEXIM $106,470 Facility:

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
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

9.       Long-term bank loans & Revolving facilities – (continued):

Pre-existing Loan Facilities – (continued):

(xxiv) ABN $115,000 Facility – ABN $67,897 Facility:

On December 17, 2018, the Company entered into a loan agreement with ABN AMRO (the “ABN $115,000 Facility”), for an amount of up to $115,000 available in four tranches. The first and the second tranches of $69,525 and $7,900, respectively, were drawn on December 20, 2018. The first tranche was used to refinance the then-existing indebtedness of the vessels Star Virginia, Star Scarlett, Star Jeannette and Star Audrey and the second tranche was used to partially finance the acquisition cost of the vessel Star Bright. The remaining two tranches of $17,875 each, were drawn in January 2019 and were used to partially finance the acquisition cost of the vessels Star Marianne and Star Janni. On August 4, 2022, the Company entered into an amended and restated agreement with ABN AMRO Bank , in order to refinance the then-outstanding amount under the ABN $115,000 Facility (the “ABN $67,897 Facility”) which provides for a lower margin above SOFR and an extension of the final repayment date from December 2023 to June 2027 which is also secured by the seven vessels previously securing the ABN $115,000 Facility. In April 2024, the Company prepaid an amount of $6,340 in connection with the sale of the vessel Star Audrey (Note 6). The remaining installments of the outstanding amounts under the four tranches were amended as follows: i) the first tranche is repayable in 13 quarterly installments, with the first six equal installments of $1,462, the seventh installment of $1,903, the next five equal installments of $2,857 and the last installment of $3,968 due in June 2027, ii) the second tranche was repayable in seven quarterly installments with the first six equal installments of $242 and the seventh and last installment of $245 due in December 2025 and iii) the third and the fourth tranches were repayable in seven quarterly installments with the first six equal installments of $576 each, and the seventh and last installment of $354 each, both due in December 2025. Following the maturity of the second, third and fourth tranches, as of December 31, 2025, the ABN $67,897 Facility is secured by the vessels Star Virginia, Star Scarlett and Star Jeannette.

Terminated Loan Facilities:

(xxv) DNB $100,000 Facility

On April 10, 2024, the Company entered into a loan agreement with DNB for a loan amount of up to $100,000 (the “DNB $100,000 Facility”). The full amount of the loan was drawn on April 12, 2024 and was used to refinance a senior secured facility assumed in connection with the Eagle Merger . The loan was secured by first priority mortgages on the vessels Crowned Eagle, Imperial Eagle, Gannet Bulker, Grebe Bulker, Halifax Eagle, Star Hamburg, Kingfisher, Star Owl, Star Santos, Star Singapore, Star Southport, Star Stockholm and Star Valencia. In May 2024 and in October 2024 the Company prepaid the amounts of $5,769 and $6,072 in connection with the sale of the vessels Crowned Eagle and Imperial Eagle (Note 6), respectively and in July 2025, the Company prepaid the amount of $4,450 in connection with the sale of the vessel Star Owl (Note 6). In December 2025, the Company prepaid in full the total outstanding loan amount of $65,004 under the DNB $100,000 Facility.

(xxvi) ABN AMRO $97,150 Facility:

On October 27, 2021, the Company entered into an agreement with ABN AMRO, for a loan facility of up to $97,150 (the “ABN AMRO $97,150 Facility”). The amount of $97,150 was drawn on October 29, 2021 and was used to refinance the outstanding amount under the then-existing loan facility. The ABN AMRO $97,150 Facility was available in two tranches. The first tranche of $68,950, was secured by the vessels Star Eva, Star Aphrodite, Star Lydia, Star Nicole and Star Paola and it was repayable in 20 equal quarterly principal payments of $2,250 and a balloon payment of $23,950 payable together with the last installment due in October 2026. The second tranche of $28,200 was secured by the vessels Star Pauline, Star Angie, Star Sophia, Star Georgia, Star Nina and Star Kamila, and it was repayable in 12 equal quarterly principal payments of $2,350, maturing in October 2024. In April 2024, the Company prepaid an amount of $4,888 in relation with the first tranche in connection with the sale of the vessel Star Paola. In October 2024, the second tranche of the ABN AMRO $97,150 Facility matured and in January 2025, the Company prepaid in full the then-outstanding loan amount of $35,715 of the first tranche.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

9.       Long-term bank loans & Revolving facilities – (continued):

Terminated Loan Facilities – (continued):

(xxvii) DNB $107,500 Facility:

On September 28, 2021, the Company entered into an agreement with DNB for a term loan with one drawing in an amount of up to $107,500 (the “DNB $107,500 Facility”). On September 29, 2021, the maximum amount was drawn and used to refinance the aggregate outstanding amount of the financed vessels under the then existing facilities. The DNB $107,500 Facility was secured by first priority mortgages on the vessels Star Borealis, Star Polaris, Star Glory, Star Luna, Star Astrid, Star Genesis, Star Electra and Star Monica. During the year 2023 the following amounts were prepaid i) $26,207 in aggregate in connection with the sale of the vessels Star Borealis and Star Polaris and ii) $8,023 in connection with the sale of the vessel Star Glory. Following the aforementioned prepayments, the remaining twelve quarterly installments were amended to $2,185 and the balloon payment amended to $19,669. In September 2025, the Company prepaid in full the total outstanding loan amount of $28,410 under the DNB $107,500 Facility.

(xxviii) SEB $39,000 Facility:

On January 22, 2021, the Company entered into a loan agreement with SEB (the “SEB $39,000 Facility”) for the financing of an amount of $39,000. The amount was drawn on January 25, 2021 and used to finance the cash consideration for the acquisition of the vessels Star Bueno, Star Borneo and Star Marilena. In February 2025, the Company prepaid in full the then-outstanding loan amount of $7,800 under the SEB $39,000 Facility.

(xxix) ING Facility:

Under the facility agreement with ING dated September 28, 2018 (the “ING Facility”), as amended and restated throughout the years, the following financing amounts were drawn: i) in October 2018, two tranches of $22,500 each, which were repayable in 28 equal consecutive quarterly installments of $469 and a balloon payment of $9,375 payable together with the last installment, which were used to refinance the outstanding amount under the then existing loan agreement of the vessels Peloreus and Leviathan, ii) in July 2019, two tranches of $1,400 each, which matured in 2023, were repayable in 16 equal consecutive quarterly installments of $88 each and were used to finance the acquisition and installation of scrubber equipment for the vessels Peloreus and Leviathan, iii) in March 2019 and April 2019 two tranches of $32,100 and $17,400, respectively, which were repayable in 28 equal consecutive quarterly principal payments of $535 and $311, plus a balloon payment of $17,120 and $8,700, respectively, both due in seven years after the drawdown date, and were used to refinance the outstanding amounts under the then existing lease agreements of the vessels Star Magnanimus and Star Alessia, iv) in May 2019 and November 2019, two tranches of $1,400 each, which matured in 2023, were repayable in 16 equal consecutive quarterly installments of $88 each and were used to finance the acquisition and installation of scrubber equipment for the vessels Star Magnanimus and Star Alessia, v) in July 2020, six tranches of a total amount of $70,000, which are repayable in 24 equal consecutive quarterly principal payments and were used to refinance all outstanding amounts under the then existing lease agreements of the vessels Star Claudine, Star Ophelia, Star Lyra, Star Bianca, Star Flame and Star Mona, vi) in August 2021, two tranches of $20,000 each, which were repayable in 20 equal consecutive quarterly principal payments of $294 plus a balloon payment of $14,118 due five years after their drawdown and were used to finance part of the acquisition cost of the vessels Star Elizabeth and Star Pavlina, vii) in June 2022, nine tranches ranging from $9,895 to $12,368, which were repayable in 20 equal quarterly principal payments ranging from $261 to $412 plus a balloon payment ranging from $1,649 to $6,746 due five years after their drawdown, and which were used in order to refinance the amounts under the then existing lease agreements of the vessels Star Subaru, Star Bovarius, Star Carioca, Star Capoeira, Star Macarena, Star Lambada and Star Athena acquired from Eneti Inc. and the Star Vega and to refinance the then outstanding loan amount of the vessel Madredeus, viii) in September 2023 an additional tranche of $15,000 which was repayable in 20 quarterly installments of $405 and a balloon payment of $6,892, payable together with the last installment due in September 2028 and was used to refinance the outstanding amount under the then existing lease agreement of the vessel Star Lutas and ix) in November 2023, an amount of $62,000 was drawn which was used to finance part of the Second Oaktree Share Repurchase (Note 10).

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

9.       Long-term bank loans & Revolving facilities – (continued):

Terminated Loan Facilities – (continued):

(xxix) ING Facility – (continued):

In March 2023, the Company prepaid an amount of $18,235, corresponding to the outstanding loan amount of the vessel Star Pavlina following the vessel’s constructive total loss. In November 2023, the Company prepaid an amount of $9,139 corresponding to the outstanding loan amount of the vessel Star Athena following the vessel’s sale. In December 2023, an amount of $3,500 was prepaid and the remaining outstanding loan amount of $58,500 was repayable in one balloon payment due in November 2024. In February 2024, the Company prepaid an amount of $9,111 corresponding to the outstanding loan amount of the vessel Star Bovarius following the vessel’s sale. In 2024, the Company fully prepaid the remaining outstanding amount of $58,500 through the prepayment of $5,000 and of $53,500 in February 2024 and in March 2024, respectively.

In January 2025, the Company repaid in full the total outstanding loan amount of $154,920 under the ING Facility.

All of the Company’s aforementioned facilities are secured by a first-priority ship mortgage on the financed vessels under each facility and general and specific assignments and guaranteed by Star Bulk Carriers Corp. and its subsidiaries.

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
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

9.       Long-term bank loans & Revolving facilities – (continued):

As of December 31, 2024 and 2025, the Company was required to maintain minimum liquidity, not legally restricted, of $75,500 and $68,000, respectively, which is included within “Cash and cash equivalents” in the consolidated balance sheets. In addition, as of December 31, 2024 and 2025, the Company was required to maintain minimum liquidity, legally restricted (including the cash collateral required under certain of the Company’s FFAs as described in Note 19) of $15,814 and $13,423, respectively, which is included within “Restricted cash” current and non-current, in the consolidated balance sheets.

As of December 31, 2025, the Company was in compliance with the applicable financial and other covenants contained in its bank loan agreements and lease financings described in Note 8.

The weighted average interest rate (including the margin) related to the Company’s debt including lease financings (Note 7), including the effect from the interest rate swaps in place (Note 19), for the years ended December 31, 2023, 2024 and 2025 was 5.13%, 6.48% and 5.89%, respectively. The commitment fees incurred during the years ended December 31, 2023, 2024 and 2025, with regards to the Company’s unused amounts under its credit facilities were $27, $43 and $242, respectively and are included under ‘Other current assets’ in the consolidated balance sheets. The principal payments required to be made after December 31, 2025 and after taking into account the refinancing arrangements are as follows:

Twelve month periods ending	Amount
December 31, 2026	$226,137
December 31, 2027	284,182
December 31, 2028	209,802
December 31, 2029	149,617
December 31, 2030	179,002
December 31, 2031 and thereafter	16,251
Total Long-term bank loans	$1,064,991
Unamortized loan issuance costs	(5,321)
Total Long-term bank loans, net	$1,059,670
Current portion of long-term bank loans	226,137
Long-term bank loans, net of current portion and unamortized loan issuance costs	833,533

All of the Company’s bank loans and applicable lease financings (Note 8) bear interest at SOFR plus a margin. The amounts of “Interest and finance costs” included in the consolidated income statements are analyzed as follows:

	Years ended December 31,
	2023	2024	2025
Interest on financing agreements	$87,857	$94,024	$70,250
Less: Interest capitalized	—	(1,252)	(1,757)
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other Comprehensive Loss	(21,786)	(5,565)	(1,403)
Amortization of debt (loan & lease) issuance costs	3,661	3,583	3,141
Other bank and finance charges	1,587	1,037	994
Interest and finance costs	$71,319	$91,827	$71,225

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

9.       Long-term bank loans & Revolving facilities - (continued):

In connection with the prepayments made, following the sale of mortgaged vessels and the refinancing of certain credit facilities, during the years ended December 31, 2023, 2024 and 2025, $3,549, $1,058 and $1,094 respectively, of unamortized debt issuance costs were written off. In addition, during the years ended December 31, 2023, 2024 and 2025, $2,259, $86 and $108 of expenses were incurred in connection with the aforementioned prepayments. All aforementioned amounts are included under “Gain/(Loss) on debt extinguishment, net” in the consolidated income statements.

10.       Preferred, Common Shares and Additional paid in capital:

Preferred Shares: Star Bulk is authorized to issue up to 25,000,000 preferred shares, $0.01 par value with such designations, as voting, and other rights and preferences, as determined by the Board of Directors. As of December 31, 2024 and 2025 the Company had not issued any preferred shares.

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

On August 5, 2021, the Board of Directors authorized a share repurchase program of up to an aggregate of $50,000. The timing and amount of any repurchases will be in the sole discretion of the Company’s management team, and will depend on legal requirements, market conditions, share price, alternative uses of capital and other factors. The Company is not obligated under the terms of the program to repurchase any of its common shares. The repurchase program has no expiration date and may be suspended or terminated by the Company at any time without prior notice. Common shares repurchased as part of this program will be cancelled by the Company. On May 16, 2023, the Company’s Board of Directors cancelled the previous share repurchase program under which $8,549 was still outstanding to be repurchased and authorized a new share repurchase program, with similar terms, of up to an aggregate of $50,000. On December 13, 2024, the Company’s Board of Directors cancelled the previous share repurchase program under which $28,874 was still outstanding to be repurchased and authorized a new share repurchase program, with similar terms, of up to an aggregate of $100,000. On August 6, 2025, the Company’s Board of Directors cancelled the previous share repurchase program under which $20,376 was still outstanding to be repurchased and authorized a new share repurchase program, with similar terms, of up to an aggregate of $100,000 (together with the previous authorized share repurchase programs, the “Share Repurchase Program”). During the years ended December 31, 2023, 2024 and 2025 under the Share Repurchase Program, the Company repurchased 638,572 shares, 1,326,478 shares and 5,847,494 shares, respectively, in open market transactions, respectively, for an aggregate consideration, including commissions, of $13,056, $25,305 and $98,132, respectively. All repurchased shares were cancelled and have been removed from the Company’s share capital.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

10.       Preferred, Common Shares and Additional paid in capital – (continued):

On July 1, 2021, the Company entered into two “at the market” offering programs, one with Jefferies LLC (“Jefferies”) and one with Deutsche Bank Securities Inc. (“Deutsche Bank” and together with Jefferies, the “Sales Agents”). In accordance with the terms of each at-the-market sale agreement with Jefferies and Deutsche Bank, the Company may offer and sell a number of its common shares, having an aggregate offering price of up to $75,000 at any time and from time to time through each of the Sales Agents, as agent or principal. The Company intends to use the net proceeds from any sales under the two “at the market” offering programs for capital expenditures, working capital, debt repayment, funding for vessel and other asset or share acquisitions or for other general corporate purposes, or a combination thereof. During the year ended December 31, 2023 the Company issued and sold 678,282 common shares through the effective at-the-market offering programs which resulted in proceeds net of commissions paid (excluding other offering expenses) of $13,165.

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

During the years ended December 31, 2023, 2024 and 2025, the Company issued 1,126,472 common shares, 886,095 common shares and 1,641,889 common shares respectively, to the Company’s directors and employees in connection with its equity incentive plans (Note 12).

During the years ended December 31, 2023, 2024 and 2025, the Company declared cash dividends of $158,052 (or $1.57 per common share), $277,008 (or $2.50 per common share) and $34,375 (or $0.30 per common share), respectively.

11.       Management fees:

The Company has engaged Ship Procurement Services S.A. (“SPS”), a third-party company, to provide to its fleet certain procurement services. In addition the Company has also management agreements with Iblea Ship Management Limited and Megara Shipmanagement Ltd. (Note 3), Equinox Maritime Ltd and Zeaborn GmbH & Co. KG under which certain management services are provided to certain of its vessels. On December 3, 2024, the Company sold Star Bulk Shipmanagement Company (Cyprus) Limited, a previous wholly-owned subsidiary of the Company, which provided certain management services to seven vessels of the Company’s fleet, to Ship Procurement Services Company (Cyprus) Ltd. The management of the relevant vessels remains with Star Bulk Shipmanagement Company (Cyprus) Limited. In 2025, the Company entered into management agreements with Franco Compania Naviera S.A. to provide technical management to two of the Company’s vessels. Total management fees under the aforementioned management agreements in effect for the years ended December 31, 2023, 2024 and 2025 were $16,809, $18,956 and $23,180, respectively, and are included in “Management fees” in the consolidated income statements.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

12.       Equity Incentive Plans:

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

On May 28, 2024, the Company's Board of Directors adopted the 2024 Equity Incentive Plan (the “2024 Plan”) and reserved for issuance 575,000 common shares thereunder. On the same date, all of the 575,000 restricted common shares were granted to certain directors, officers and employees, of which 372,559 restricted common shares vested in November 2024, 143,441 restricted common shares vested in May 2025 and the remaining 59,000 common shares vest in May 2027. The fair value of each share was $26.96 based on the closing price of the Company’s common shares on the grant date.

On May 7, 2025, the Company’s Board of Directors adopted the 2025 Equity Incentive Plan (the “2025 Plan”) and reserved for issuance 1,245,000 common shares thereunder. On May 7, 2025, all of the 1,245,000 restricted common shares were granted to certain directors, officers and employees, of which 717,450 restricted common shares vested in November 2025, 403,947 restricted common shares vest in May 2026 and the remaining 123,603 common shares vest in May 2028. The fair value of each share was $14.96 based on the closing price of the Company’s common shares on the grant date.

In addition to the above Equity Incentive Plans, on June 7, 2021, the Company’s Board of Directors amended an incentive program that had been previously announced in January 2019 (the “Performance Incentive Program”) which provides for the issuance of shares pursuant to performance conditions being met. In particular, the amended program is triggered when the Company’s cumulative fuel cost savings, beginning from November 2019, exceed the threshold of $250,000 (“Excess Savings”). Upon the satisfaction of the above threshold, the Board of Directors shall award a percentage ranging between 5%-10%, at its discretion, of the annual Excess Savings, until December 31, 2024 the value of which will be reflected in actual shares to key employees. For the years ended December 31, 2023 and 2024, the Company estimated the intrinsic value of the award based on the fuel market prices at each year end and assumed, based on its best estimate, a range between 5% and 7.5% of Excess Savings to be awarded by the Board of Directors, and as a result an amount of $8,840 and $3,314, respectively, was recognized and is included under “General and administrative expenses” in the consolidated income statements for the years ended December 31, 2023 and 2024. Based on 7.5% of the actual Excess Savings i) as of December 31, 2023, and the closing price of the Company’s common stock as of that date of $21.26, 370,000 common shares were awarded to key employees upon the approval of the Board of Directors, which vested and were issued on March 8, 2024 and ii) as of December 31, 2024, and the closing price of the Company’s common stock as of that date of $14.95, 435,450 common shares were awarded to key employees upon the approval of the Board of Directors, which vested and were issued on February 25, 2025.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

12.       Equity Incentive Plans – (continued):

All non-vested shares, if any, vest according to the terms and conditions of the applicable award agreements. The issued and non-vested shares pay dividends as declared. The dividends with respect to these shares are forfeitable if the service conditions are not fulfilled. For the years ended December 31, 2023, 2024 and 2025 the Company paid $938, $1,440 and $242, respectively, for dividends to non-vested shares.

The shares which are issued in accordance with the terms of the Company’s equity incentive plans or awards remain restricted until they vest. For the years ended December 31, 2023, 2024 and 2025, the share-based compensation cost was $20,877, $18,328 and $17,798, respectively, and is included under “General and administrative expenses” in the consolidated income statements. There were no forfeitures of non-vested shares during the years 2023, 2024 and 2025.

A summary of the status of the Company’s non-vested restricted shares as of December 31, 2023, 2024 and 2025, and the movement during these years, is presented below:

	Number of shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2023	460,190	$19.38
Granted	1,081,500	18.62
Vested	(1,177,689)	18.46
Unvested as at December 31, 2023	364,001	$20.11

Unvested as at January 1, 2024	364,001	$20.11
Granted	945,000	24.73
Vested	(950,210)	22.87
Unvested as at December 31, 2024	358,791	$24.97

Unvested as at January 1, 2025	358,791	$24.97
Granted	1,680,450	14.96
Vested	(1,384,191)	16.88
Unvested as at December 31, 2025	655,050	$16.38

As of December 31, 2025, the estimated compensation cost relating to non-vested restricted share awards not yet recognized was $4,442 and is expected to be recognized over the weighted average period of 1.18 years. The total fair value of shares vested during the years ended December 31, 2023, 2024 and 2025 was $24,877, $21,018 and $23,347, respectively.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

13.       Earnings per share:

All common shares issued have equal rights to vote and participate in dividends. The restricted shares issued under the Company’s equity incentive plans are subject to forfeiture provisions set forth in the applicable award agreement. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. For the purpose of calculating diluted earnings per share, the weighted average number of diluted shares outstanding includes the incremental shares assumed issued, determined in accordance with the treasury stock method. For the years ended December 31, 2023, 2024 and 2025 the denominator of the diluted earnings per share calculation includes 470,082 common shares, 1,819,658 common shares and 417,658 common shares, respectively, being the number of incremental shares assumed issued under the treasury stock method.

The Company calculates basic and diluted earnings per share as follows:

	Years ended December 31,
	2023	2024	2025
Income :
Net income	$173,556	$304,654	$84,174

Basic earnings per share:
Weighted average common shares outstanding, basic	98,457,929	106,883,330	115,002,721
Basic earnings per share	$1.76	$2.85	$0.73

Effect of dilutive securities:
Dillutive potential common shares	470,082	1,819,658	417,658

Weighted average common shares outstanding, diluted	98,928,011	108,702,988	115,420,379

Diluted earnings per share	$1.75	$2.80	$0.73

14.       Accrued liabilities:

The amounts shown in the consolidated balance sheets are analyzed as follows:

	December 31, 2024	December 31, 2025
Audit fees	$249	$282
Legal fees	104	65
General, administrative and other operating expenses	10,807	2,383
Vessel operating, voyage and dry docking expenses	33,662	17,937
Loan and interest rate swaps interest and financing fees	12,882	9,103
Other accrued liabilities	4,903	8,890
Total Accrued Liabilities	$62,607	$38,660

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
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

a)       Taxation on Marshall Islands Registered Companies and tonnage tax

Under the laws of the countries of the ship-owning companies’ incorporation and/or vessels’ registration, the ship-owning companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes. In addition, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Hellenic Republic. The technical managers of the Company’s vessels, which are established in Greece under Greek Law 89/67, are responsible for the filing and payment of the respective tonnage tax on behalf of the Company. Furthermore, under the New Tonnage Tax System (“TTS”) for Cypriot merchant shipping, qualifying ship managers who opted and are accepted to be taxed under the TTS are subject to an annual tax referred to as tonnage tax, which is calculated on the basis of the net tonnage of the qualifying ships they manage. The technical managers of the Company’s vessels, which are established and operate in Cyprus, are responsible for the filing and payment of the respective tonnage tax. These taxes for 2023, 2024 and 2025 were $4,299, $4,367 and $4,723, respectively, and have been included under “Vessel operating expenses” in the consolidated income statements (Note 18).

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

For the taxable years 2023, 2024 and 2025 the Company believes that it was exempt from U.S. federal income tax of 4% on U.S. source shipping income, as it believes that it satisfies the Publicly Traded Test for these years because it is not subject to the 5% Override Rule.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

15.       Income taxes – (continued):

c)       Other Taxation

In addition to the tax consequences described above, the Company may be subject to tax in one or more other jurisdictions, including Connecticut (Stamford) and Singapore, where the Company conducts or have previously conducted activities through certain of its subsidiaries. The Company believes that its tax exposure for years ended December 31, 2023, 2024 and 2025 in the above jurisdictions is immaterial. The amount of income tax (expense)/refund recognized with respect to these jurisdictions for the years ended December 31, 2023, 2024 and 2025 was ($183), $116 and nil, respectively, and is included under “Income taxes” in the consolidated income statements.

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

As part of the Eagle Merger, the Company acquired a subsidiary involved in a legal case concerning environmental compliance. As previously disclosed, that subsidiary has now pleaded guilty to one count alleging failure to maintain an accurate oil record book on board a vessel in violation of The Act to Prevent Pollution from Ships (“APPS”), accepted to enter into the relevant plea agreement (the “Agreement”), pay a fine of $1,750 (for which the Company had already posted a surety bond as security for any potential fines) and serve a four-year term of probation during which eight of the Company’s vessels will be required to adhere to a monitored environmental compliance plan. On October 16, 2025 the U.S. District Court Judge in the Eastern District of Louisiana accepted the guilty plea, approved the Agreement, imposed the agreed upon sentence and placed the subsidiary on a 4-year term of probation with standard and customary conditions of probation. The Company does not believe that this matter will have a material impact on the Company, its financial condition, or results of operations.

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
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

16.       Commitments and Contingencies – (continued):

b)       Commitments:

The following table sets forth inflows and outflows, related to the Company’s charter party arrangements and other commitments, as of December 31, 2025.

Time charter-out agreements

	Twelve month periods ending December 31,
+ inflows/ - outflows	Total	2026	2027	2028	2029	2030	2031 and thereafter
Future, minimum, non-cancellable charter revenue (1)	$178,199	$158,280	$11,886	$8,033	$—	$—	$—

Total	$178,199	$158,280	$11,886	$8,033	$—	$—	$—

(1)	The amounts represent the minimum contractual charter revenues to be generated from the existing, as of December 31, 2025, non-cancellable time charter agreements, until their expiration, net of address commission, assuming no off-hire days, other than those related to scheduled interim and special surveys of the vessels. Future inflows also include revenues deriving from index linked charter agreements using i) the index rates at the commencement date of each agreement, in compliance with ASC 842, and do not reflect relevant index charter rate information prevailing as of December 31, 2025 and ii) the remaining minimum duration of each non-cancellable time charter agreement.

Other commitments:

	Twelve month periods ending December 31,
+ inflows/ - outflows	Total	2026	2027	2028	2029	2030	2031 and thereafter
Future minimum charter-in hire payments (1)	$1,075	$1,075	$—	$—	$—	$—	$—
Vessel BWTS and ESD (2)	10,163	10,163	—	—	—	—	—
Total	$11,238	$11,238	$—	$—	$—	$—	$—

(1)	The amounts represent the Company’s commitments under the existing, as of December 31, 2025, time-charter-in arrangements for third party vessels other than those described in Note 7.
(2)	The amounts represent the Company’s commitments as of December 31, 2025 for installation of BWTS upgrades and ESD on its vessels to comply with environmental regulations.

The Company has outstanding commitments under vessel construction contracts as of December 31, 2025, as described in Note 6 “Vessels and other fixed assets, net and Advances for vessels under construction”.

17.       Voyage revenues:

The following table shows the voyage revenues earned from time charters, voyage charters and pool agreements for the years ended December 31, 2023, 2024 and 2025, as presented in the consolidated income statements:

	Years ended December 31,
	2023	2024	2025

Time charters	$494,970	$710,894	$700,278
Voyage charters	450,410	555,234	340,394
Pool revenues	3,889	(670)	1,827
	$949,269	$1,265,458	$1,042,499

As of December 31, 2025, trade accounts receivable from voyage charter agreements amounted to $19,777 compared to $24,512 as of December 31, 2024 and are presented under “Trade accounts receivable, net” in the consolidated balance sheets. The decrease is mainly due to timing of collections and due to the lower number of vessels as of December 31, 2025 compared to the number of vessels in the corresponding period. No write-off was recorded in both years in connection with the voyage charter agreements.

Under ASC 606, unearned voyage charter revenue represents the consideration received for undelivered performance obligations.  The Company recorded $6,075 as unearned revenue related to voyage charter agreements in progress as of December 31, 2024, which was recognized in earnings during the year ended December 31, 2025 as the performance obligations were satisfied in that period. In addition, the Company recorded $7,115 as unearned revenue related to voyage charter agreements in progress as of December 31, 2025 and is presented under “Deferred revenue” in the consolidated balance sheets, which will be recognized in earnings during the year ending December 31, 2026 as the performance obligations will be satisfied in that period. This increase of $1,040 at year end of 2025 compared to the same period in 2024 is mainly affected by the timing of collections and the increase in charter rates close to the end of the year 2025 compared to those prevailing during the respective period in 2024.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

17.       Voyage revenues – (continued):

Further, as of December 31, 2025, capitalized contract fulfilment costs which are recorded under “Other current assets” decreased by $1,661 compared to December 31, 2024, from $4,433 to $2,772. This change was mainly attributable to the timing of commencement of revenue recognition and due to lower number of vessels at the end of the year 2025 compared to the respective period in 2024.

Demurrage income for the years ended December 31, 2023, 2024 and 2025 amounted to $13,649, $23,159 and $13,959, respectively, and is included within “Voyage charters” in the above table.

The amount invoiced to charterers in connection with the additional revenue for scrubber-fitted vessels under time-charter contracts (included within “Time charters” in the above table) was $54,943, $50,419 and $32,837 for the years ended December 31, 2023, 2024 and 2025, respectively, and did not include the fuel cost savings gained from the scrubber-fitted vessels which were employed under voyage charter agreements.

The amounts included within “Pool revenues” in the table above refer to adjustment to the Company’s revenues from the vessels operating in the CCL Pool (Note 4c), deriving from the allocated pool result for those vessels as determined in accordance with the agreed-upon formula. The adjustment from CCL Pool for the years ended December 31, 2023, 2024 and 2025 were $4,551, ($649) and $1,827, respectively. The remaining amounts for the years ended December 31, 2023 and 2024, refer to other immaterial participation adjustments deriving from profit sharing from participation in charter-in agreements with other parties.

As discussed in Note 1, during 2023, 2024 and 2025 the Company chartered-in a number of third-party vessels, to increase its operating capacity in order to satisfy its clients’ needs. Revenues generated from those charter-in vessels during the years ended December 31, 2023, 2024 and 2025 amounted to $24,892, $80,598 and $86,111, respectively, and are included in Voyage revenues in the consolidated income statements, out of which $3,643, $30,819 and $ 40,506, respectively, constitute sublease income deriving from time charter agreements.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

18.       Voyage and Vessel operating expenses:

The amounts in the consolidated income statements are analyzed as follows:

	Years ended December 31,
	2023	2024	2025
Vessel operating expenses
Crew wages and related costs	$124,769	$155,461	$151,309
Insurances	18,601	20,109	18,765
Maintenance, repairs, spares and stores	53,378	66,676	63,764
Lubricants	15,091	16,313	16,258
Tonnage taxes (Note 15)	4,299	4,367	4,723
Pre-delivery and Pre-joining expenses	360	4,491	6,445
Miscellaneous	4,829	7,574	7,899
Total vessel operating expenses	$221,327	$274,991	$269,163

	Years ended December 31,
	2023	2024	2025
Voyage expenses
Port charges	$64,446	$67,153	$56,983
Bunkers	170,731	169,632	133,022
Commissions – third parties	9,253	12,303	10,462
Commissions – related parties (Note 4)	4,140	4,140	4,140
Miscellaneous	5,273	12,997	10,408
Total voyage expenses	$253,843	$266,225	$215,015

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
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

In previous years, the Company entered into various interest rate swaps in order to convert a portion of its debt from floating to fixed rate. During the years ended December 31, 2023, 2024 and 2025, some of these interest rate swaps were early terminated or expired.

Until March 31, 2025, all of the Company’s interest rate swaps were designated and qualified as cash flow hedges and the effective portion of the unrealized gains/losses was recorded in “Other comprehensive income/(loss)”. On April 1, 2025, all of these were de-designated from cash flow hedges since they no longer met the hedging relationship criteria, and the unrealized loss from the de-designated interest rate swaps along with the interest received, which amounted to a net gain of $129, is included under “Gain/(Loss) on derivative financial instruments, net” in the consolidated income statement for the year ended December 31, 2025. In addition, a gain of $851 in connection with the amortization of the previously recognized amounts under the “Other comprehensive income/(loss)” is also included under “Gain/(Loss) on derivative financial instruments, net” in the consolidated income statement for the year ended December 31, 2025. In connection with the de-designation of certain interest rate swaps, during the years ended December 31, 2023 and 2024, the Company recognized losses of $3,539 and $1,964, respectively, which are separately reflected under “Gain/(Loss) on derivative financial instruments, net” in the consolidated income statement for the corresponding years.

As of December 31, 2025, the Company had no interest rate swaps in place.

In addition, during the twelve-month period ended December 31, 2025, in connection with the prepayment of the then existing ING Facility and SEB $39,000 Facility (Note 9), the Company early terminated the two related interest rate swap agreements and recorded a gain of $771, which is included under “Gain/(Loss) on debt extinguishment, net” in the consolidated income statement for the year ended December 31, 2025.

Foreign Currency Forward Contracts:

During 2023, the Company entered into six foreign currency forward contracts with maturities from April 2024 to September 2024, pursuant to which the Company would pay USD and receive AUD at an aggregate notional amount of AUD 8,040,000. These contracts were designated and qualified as cash flow hedges. The effective portion of the unrealized gains/(losses) from those contracts is recorded in “Other Comprehensive Income / (Loss)”. During 2024, a realized gain of $103 in connection with the foreign currency forward contracts was recognized under “Gain / (Loss) on derivative financial instruments, net” in the income statement for the year of the corresponding period.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

19.       Fair Value Measurements and Hedging – (continued):

Fair value on a recurring basis – (continued):

Forward Freight Agreements (“FFAs”) and Bunker Swaps:

During the years ended December 31, 2023, 2024 and 2025, the Company entered into a certain number of FFAs on the Capesize, Panamax and Supramax indices and bunker swaps.

The amount of Gain/(loss) on FFAs and bunker swaps, net, on interest rate swaps and on foreign currency forward contracts recognized in the consolidated income statements are analyzed as follows:

	Years ended December 31,
	2023	2024	2025
Consolidated Income Statement
Gain/(loss) on derivative financial instruments, net
Realized gain/(loss) of de-designated accounting hedging relationship of interest rate swaps	—	335	1,192
Unrealized gain/(loss) of de-designated accounting hedging relationship of interest rate swaps	(3,539)	(2,299)	(212)
Realized gain/(loss) of foreign currency forward contracts	—	103	—
Total Gain/(loss) recognized	$(3,539)	$(1,861)	$980

Interest and finance costs
Reclassification adjustments of interest rate swap loss/(gain) transferred to Interest and finance costs from Other comprehensive income/(loss)	21,786	5,565	1,403
Total Gain/(loss) recognized	$21,786	$5,565	$1,403

Gain/(Loss) on FFAs and bunker swaps, net
Realized gain/(loss) on FFAs	1,923	(9,772)	2,250
Realized gain/(loss) on bunker swaps	6,403	68	2,205
Unrealized gain/(loss) on FFAs	(5,975)	5,639	553
Unrealized gain/(loss) on bunker swaps	(3,687)	32	(64)
Total Gain/(loss) recognized	$(1,336)	$(4,033)	$4,944

The following table summarizes the valuation of the Company’s derivative financial instruments as of December 31, 2024 and 2025 based on Level 1 quoted market prices in active markets.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

19.       Fair Value Measurements and Hedging – (continued):

Fair value on a recurring basis – (continued):

		Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)
		December 31, 2024		December 31, 2025
	Balance Sheet Location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
FFAs - current	Derivatives, current asset portion	$65	$—	$617	$—
Bunker swaps - current	Derivatives, current asset portion	63	—	—	—
Total		$128	$—	$617	$—

Certain of the Company’s derivative financial instruments discussed above require the Company to periodically post additional collateral depending on the level of any open position under such financial instruments, which as of December 31, 2024 and 2025 amounted to $732 and $540, respectively, and are included within “Restricted cash, current” in the consolidated balance sheets.

The following table summarizes the valuation of the Company’s derivative financial instruments as of December 31, 2024 and 2025, based on Level 2 observable market based inputs or unobservable inputs that are corroborated by market data.

		Significant Other Observable Inputs (Level 2)
		December 31, 2024		December 31, 2025
	Balance Sheet Location	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Interest rate swaps - current	Derivatives, current asset portion	$—	$2,049	$—	$—
Interest rate swaps - non-current	Derivatives, non-current asset portion	—	330	—	—
Total		$—	$2,379	$—	$—

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

19.       Fair Value Measurements and Hedging – (continued):

Fair value on a recurring basis – (continued):

Investment in debt security:

The Company, as part of its short-term cash and liquidity management strategy during the year ended December 31, 2025 made the below investments:

i) In June 2025, the Company acquired a Tier 2 subordinated bond issued by Attica with a principal amount of €800,000 and a fixed annual interest rate of 7.375%, with interest payments to be made semi-annually. The bond was issued on June 13, 2025, matures on June 13, 2035, and is listed on the Luxembourg Stock Exchange.

ii) In December 2025, the Company invested in a common bond loan issued by Aktor. The principal amount was €425,000 and the bond carries a coupon equal to 4.700%, with interest payments to be made semi-annually. The bond was issued on December 15, 2025, matures on December 15, 2030 and is traded in Athens Stock Exchange.

The bonds are classified AFS debt securities under U.S. GAAP in accordance with ASC 320. The investments are included under “Other current assets” in the consolidated balance sheet as of December 31, 2025 and the unrealized gain/loss of the AFS Debt securities is recorded in “Other Comprehensive Income/(Loss)”.

The amortized cost and fair value of AFS debt securities, based on their quoted prices in active market (Level 1), as of December 31, 2025, are summarized as follows:

		December 31, 2025
	Balance Location	Amortized Cost	Unrealized gain/(loss)	Fair Value
AFS Debt Securities	Other current assets	$1,408	$109	$1,517
Total		$1,408	$109	$1,517

Financial Instruments:

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
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

20.       Other operational gain:

During the year ended December 31, 2025, the Company recorded a gain of $15,005 under “Other Operational Gain” in the consolidated income statement. This gain mainly includes: (a) insurance proceeds of $2,298 pursuant to war risk insurance policy in connection with the prolonged detainment of one of the Company’s vessels in Ukraine in 2022; (b) the extinguishment of a $4,066 liability related to a supplier that the Company no longer expects to require settlement; (c) the reversal of previously accrued expenses totaling $5,200, following the Company’s determination that no further invoices would be received to settle these accruals; and (d) $3,291 derived from various insurance claims. During the year ended December 31, 2024, the Company recorded a gain of $4,740, primarily derived from various insurance claims.

21.       Segment Reporting:

The Company reports financial information and evaluates its operations on a consolidated fleet basis, primarily based on total Voyage revenues and consolidated profitability, and not by vessel type, length of vessel employment, or type of charter. Accordingly, the Company has determined that it operates in one operating and reportable segment, which is the ownership and operation of dry-bulk vessels.

The Company’s Chief Executive Officer is the Chief Operating Decision Maker (“CODM”). The CODM evaluates performance and allocates resources based on consolidated net income, which represents the Company’s measure of segment profit or loss.

In assessing performance, the CODM reviews Voyage expenses, Charter-in hire expenses, Vessel operating expenses, General and administrative expenses, Management fees, and Interest and finance costs, each as presented in the consolidated financial statements. In addition, the CODM reviews segment assets as these reported on the consolidated balance sheets as “Total Assets”.

Other segment items represent amounts included in consolidated net income that are not part of the significant expense categories reviewed by the CODM and primarily consist of gains or losses on vessel sales, impairment charges, other operational loss and Loss on forward freight agreements and bunker swaps, net.

Substantially all revenues are generated from Time charters, Voyage charters and Pool revenues (Note 17). Because the Company operates in one reportable segment, segment revenues equal consolidated revenues.

When the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide, subject to restrictions as per the charter agreement, and, as a result, the disclosure of geographic information is impracticable.

STAR BULK CARRIERS CORP.

Notes to Consolidated Financial Statements
December 31, 2025
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

22.       Subsequent Events:

a)	On January 12, 2026, we repurchased 1,894,357 shares at an average price of $20.00 per share for an aggregate consideration of $37,887.

b)	On January 20, 2026, in connection with the sale of the vessel Star Stonington, which was delivered to its new owners on February 3, 2026, the Company prepaid an amount of $6,650, corresponding to the vessel’s outstanding loan amount under the ESUN $100,000 Facility.

c)	On February 6, 2026, the Company agreed to sell the vessel Star Scarlett, which is expected to be delivered to its new owners by April 2026.

d)	On February 12, 2026, the Company agreed to sell the vessel Star Mariella, which is expected to be delivered to its new owners by April 2026.

e)	On February 18 2026, the Company entered into a committed term sheet with NBG for a loan facility of up to $80,000 (the “NBG $80,000 Facility”). The proceeds of the NBG $80,000 Facility will be used to refinance the then existing NBG $151,085 Facility and prepay the $49,917 loan outstanding thereunder. The NBG $80,000 Facility will mature 4 years after the drawdown and will be secured by first priority mortgages on 15 vessels.

f)	On February 24, 2026 the Company prepaid the amount of $7,631 under the ABN $67,897 Facility in connection with the sale of the vessel Star Scarlett.

g)	On February 25, 2026, the Company’s Board of Directors cancelled the previous share repurchase program under which $37,550 was still outstanding to be repurchased and authorized a new share repurchase program, with similar terms, of up to an aggregate of $100,000.

h)	On February 25, 2026, the Company’s Board of Directors declared a quarterly cash dividend of $0.37 per share payable on or about March 19, 2026 to all shareholders of record as of March 9, 2026.

i)	On February 25, 2026 the Company prepaid the total outstanding amount of $46,264 under the Citi $100,000 Facility.

j)	On March 6, 2026, the Company entered into a conditional sale and purchase agreement with Diana Shipping Inc. (“Diana”) to acquire 16 secondhand vessels from Diana (the “Diana Purchase Agreement”). The Diana Purchase Agreement in particular is conditioned upon the success of Diana’s offer to acquire Genco Shipping & Trading Ltd.

